Form 20-F
period 2002-12-31
SK TELECOM CO LTD
filed 2003-06-03
CIK 1015650

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                             ---------------------

                                   FORM 20-F

                           ANNUAL REPORT PURSUANT TO
           SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                         COMMISSION FILE NUMBER 1-14418

                              SK TELECOM CO., LTD.
             (Exact name of Registrant as specified in its charter)

                              SK TELECOM CO., LTD.
                (Translation of Registrant's name into English)

                             THE REPUBLIC OF KOREA
                (Jurisdiction of incorporation or organization)

                                99, SEORIN-DONG
                                   JONGRO-GU
                                  SEOUL, KOREA
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

               TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH REGISTERED
               -------------------                       -----------------------------------------
           AMERICAN DEPOSITARY SHARES,                         NEW YORK STOCK EXCHANGE, INC.
           EACH REPRESENTING ONE-NINTH
           OF ONE SHARE OF COMMON STOCK
                                                               NEW YORK STOCK EXCHANGE, INC.*
             COMMON STOCK, PAR VALUE
                WON 500 PER SHARE

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                       $230,000,000 7 3/4% NOTES DUE 2004
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         84,821,311 SHARES OF COMMON STOCK, PAR VALUE WON 500 PER SHARE

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    [X] Yes                          No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                                    [ ] Item 17                     [X] Item
18

     * Not for trading, but only in connection with the registration of the American Depositary Shares.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Certain Defined Terms and Conventions Used in this Report................     4
Special Note Regarding Forward-Looking Statements........................     4
Item 1.      Identity of Directors, Senior Management and Advisers.......     5
Item 2.      Offer Statistics and Expected Timetable.....................     5
Item 3.      Key Information.............................................     5
               Selected Financial Data...................................     5
               Exchange Rates............................................    10
               Risk Factors..............................................    11
Item 4.      Information on the Company..................................    23
               History and Development of the Company....................    23
               Business Overview.........................................    26
               Organizational Structure..................................    48
               Property, Plants and Equipment............................    49
Item 5.      Operating and Financial Review and Prospects................    49
               Overview..................................................    49
               Results of Operations.....................................    54
               Liquidity and Capital Resources...........................    58
               Contractual Obligations and Commitments...................    63
               Inflation.................................................    63
               U.S. GAAP Reconciliation..................................    63
               Critical Accounting Policies, Estimates and Judgments.....    64
               Significant Changes in Korean GAAP........................    66
               Significant Changes in U.S. GAAP..........................    66
               Research and Development..................................    66
Item 6.      Directors, Senior Management and Employees..................    68
               Directors and Senior Management...........................    68
               Compensation of Directors and Officers....................    71
               Board Practices...........................................    72
               Employees.................................................    73
               Share Ownership...........................................    74
Item 7.      Major Shareholders and Related Party Transactions...........    76
               Major Shareholders........................................    76
               Certain Relationships and Related Party Transactions......    78
Item 8.      Financial Information.......................................    81
               Consolidated Statements and Other Financial Information...    81
               Legal Proceedings.........................................    81
               Dividends.................................................    83
Item 9.      The Offer and Listing.......................................    85
               Market Price Information..................................    85
               The Korean Securities Market..............................    87
Item 10.     Additional Information......................................    92
               Description of Capital Stock..............................    92
               Description of American Depositary Shares.................    97
               Material Contracts........................................   105
               Korean Foreign Exchange Controls and Securities
               Regulations...............................................   105
               Taxation..................................................   109
               Documents on Display......................................   112
Item 11.     Quantitative and Qualitative Disclosures about Market
             Risk........................................................   113
               Exchange Rate and Interest Rate Risks.....................   113
Item 12.     Description of Securities Other than Equity Securities......   114

                                                                            PAGE
                                                                            ----
Item 13.     Defaults, Dividend Arrearage and Delinquencies..............   114
             Material Modifications to the Rights of Security Holders and
Item 14.     Use of Proceeds.............................................   114
Item 15.     Controls and Procedures.....................................   114
Item 16A.    Audit Committee Financial Expert............................   115
Item 16B.    Code of Ethics..............................................   115
Item 16C.    Principal Accountant Fees and Services......................   115
Item 17.     Financial Statements........................................   115
Item 18.     Financial Statements........................................   115
Item 19.     Exhibits....................................................   115
Index to Financial Statements............................................   F-1

           CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

     All references to "Korea" contained in this report shall mean The Republic of Korea. All references to the "Government" shall mean the government of The Republic of Korea. All references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries. References to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to "U.S." shall mean the United States of America. Unless otherwise indicated, all references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000.

     All references to "KHz" contained in this report shall mean kilohertz, a unit of frequency denoting one thousand cycles per second, used to measure band and bandwidth. All references to "MHz" shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to "GHz" shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to "Kbps" shall mean one thousand binary digits, or bits, of information per second. All references to "Mbps" shall mean one million bits of information per second. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     All references to "Won" or "W" in this report are to the currency of Korea, all references to "Dollars", "$" or "US$" are to the currency of the United States of America and all references to "Yen" or "Y" are to the currency of Japan.

     Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2002, which was Won 1,186.3 to US$1.00. On May 30, 2003, the noon buying rate was Won 1,210.0 to US$1.00.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this report. See "Key Information -- Risk Factors" beginning on page 11 of this report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

                            SELECTED FINANCIAL DATA

     You should read the selected consolidated financial data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2002 are derived from our audited consolidated financial statements and related notes. Information as of and for the years ended December 31, 2000 and 2001 includes information as of and for the nine months ended December 31, 2000 and the year ended December 31, 2001, respectively, for Shinsegi unless otherwise specified.

     Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles, or Korean GAAP, which differ in certain respects from U.S. GAAP. For more detailed information you should refer to notes 30 and 31 of our notes to consolidated financial statements.

                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------------------------
                                 1998        1999        2000        2001        2002         2002
                               ---------   ---------   ---------   ---------   ---------   -----------
                                            (IN BILLIONS OF WON AND MILLIONS OF DOLLARS,
                                                EXCEPT PER SHARE AND PERCENTAGE DATA)
INCOME STATEMENT DATA
KOREAN GAAP:
Total Operating Revenue(1)...  W 3,552.3   W 4,441.9   W 7,423.1   W 8,371.9   W 9,324.0   US$ 7,859.7
  Cellular Service(1)........    2,974.1     4,141.5     7,245.1     8,203.0     9,156.8       7,718.8
  Paging Service(2)..........      558.6       215.3        57.7         8.8          --            --
  Other(3)...................       19.6        85.1       120.3       160.1       167.2         140.9
Operating Expenses...........    3,062.2     4,134.7     5,927.6     6,047.4     6,526.4       5,501.4
Operating Income.............      490.1       307.2     1,495.5     2,324.5     2,797.6       2,358.3
Income before Income Taxes
  and Minority Interest......      287.4       385.0     1,287.8     1,976.7     2,218.8       1,870.3
Income before Minority
  Interest...................      154.2       283.8       920.5     1,126.4     1,520.3       1,281.5
Net Income...................      154.3       282.2       972.3     1,146.0     1,487.2       1,253.6
Income per Share of Common
  Stock(4)...................      2,410       3,835      11,146      13,242    17,647.0         14.87
Dividends per Share of Common
  Stock(5)...................         90         118         185         540         690           0.6
U.S. GAAP:
Net Income...................      280.7       284.1       895.4     1,111.6     1,301.1       1,096.8
Income per Share of Common
  Stock(4)...................      4,384       3,862      10,265      12,844      15,440          13.0
Dividends per Share of Common
  Stock(5)...................         90         118         185         540         690           0.6
BALANCE SHEET DATA
KOREAN GAAP:
Working Capital
  (Deficiency)(6)............  W   218.7   W   253.9   W  (374.6)  W   668.2   W  (259.9)  US$  (219.1)
Fixed Assets -- Net..........    2,103.1     2,441.8     4,543.2     4,174.7     4,569.4       3,851.8
Total Assets.................    4,107.4     6,263.9    11,044.2    13,326.3    14,228.7      11,994.2
Current Portion of Facility
  Deposits(7)................        8.6         7.4        10.0        10.4        18.4          15.5

                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------------------------
                                 1998        1999        2000        2001        2002         2002
                               ---------   ---------   ---------   ---------   ---------   -----------
                                            (IN BILLIONS OF WON AND MILLIONS OF DOLLARS,
                                                EXCEPT PER SHARE AND PERCENTAGE DATA)
Long-term Liabilities(8).....    1,384.4     1,021.5     1,727.2     3,498.4     3,693.4       3,113.4
  Facility Deposits(7).......      151.9        74.5        61.8        56.5        46.9          39.5
Total Shareholders' Equity...    1,503.6     3,752.6     6,142.7     6,149.3     6,231.9       5,253.2
U.S. GAAP:
Total Assets.................    4,246.3     6,143.7    11,182.8    13,841.0    15,720.7      13,251.8
Total Shareholders' Equity...    1,621.4     3,616.6     6,117.9     5,820.1     6,356.2       5,358.0
OTHER FINANCIAL DATA
KOREAN GAAP:
EBITDA(9)....................  W 1,355.8   W 1,133.8   W 2,941.7   W 3,932.4   W 3,954.1   US$ 3,333.1
Capital Expenditures(10).....      859.6     1,123.8     2,241.1     1,382.1     2,024.7       1,706.7
R&D Expenses(11).............      141.3        96.6       117.1       153.7       253.3         213.5
  Internal R&D...............       77.3        66.4        78.8       130.7       194.3         163.8
  External R&D...............       64.0        30.2        38.3        23.0        59.0          49.7
Depreciation and
  Amortization...............      951.5       709.1     1,456.4     1,759.7     1,543.3       1,300.9
Cash Flow from Operating
  Activities.................      654.9     1,123.6     3,043.5     2,423.9     4,267.8       3,597.6
Cash Flow from Investing
  Activities.................     (927.6)   (2,120.8)   (4,667.8)   (1,972.8)   (3,063.4)     (2,582.3)
Cash Flow from Financing
  Activities.................      324.7     1,075.8     1,629.3       331.2    (1,418.2)     (1,195.5)
Margins (% of total sales):
  EBITDA Margin(9)...........       38.2%       25.5%       39.6%       47.0%       42.4%         42.4%
  Operating Margin...........       13.8         6.9        20.1        27.8        30.0          30.0
  Net Margin.................        4.3         6.4        13.1        13.7        15.9          15.9
U.S. GAAP:
EBITDA(9)....................    1,474.7     1,137.0     2,930.5     3,859.1     3,620.7       3,052.1
Capital Expenditures(10).....      859.6     1,123.8     2,241.1     1,382.1     2,024.7       1,706.7
Cash Flow from Operating
  Activities.................      654.9     1,123.6     3,043.5     2,423.8     3,708.9       3,126.4
Cash Flow from Investing
  Activities.................   (1,104.9)   (2,120.8)   (4,667.8)   (1,972.8)   (2,995.2)     (2,524.8)
Cash Flow from Financing
  Activities.................      324.7     1,075.8     1,629.3       331.2      (927.5)       (781.8)

                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------
                                      1998         1999         2000         2001         2002
                                    ---------   ----------   ----------   ----------   ----------
SELECTED OPERATING DATA
Population of Korea
  (millions)(12)..................       46.4         46.9         47.1         47.4         47.6
Our Wireless Penetration(13)......       12.9%        21.6%        30.7%        32.0%        36.1%
Number of Employees(14)...........      5,673        6,736        7,279        5,693        6,241
Total Sales per Employee
  (millions)......................      626.2        659.4      1,019.8      1,470.6      1,494.0
Wireless Subscribers(15)..........  5,966,474   10,110,371   14,452,683   15,179,163   17,219,562
  Digital(15).....................  5,400,616   10,110,371   14,452,683   15,179,163   17,219,562
  Analog(16)......................    565,858           --           --           --           --
Average Monthly Outgoing Voice
  Minutes per Subscriber(17)......        134          143          148          172          191
Average Monthly Revenue per
  Subscriber(18)..................     36,344       33,473       32,906       36,400       38,383
Average Monthly Churn Rate(19)....        1.9%         2.2%         2.8%         1.4%         1.4%
Digital Cell Sites(20)............      2,323        3,255        7,008        6,056        7,384

---------------

 (1) Includes Won 3.0 billion for 1998, Won 116.5 billion for 1999, Won 494.0 billion for 2000, Won 702.4 billion for 2001 and Won 534.0 billion for 2002 from the sale of digital handsets and Won 729.4 billion for 1998 (including Won 119.5 billion in refunded interconnection charges from 1996 and 1997 which were received in 1998), Won 801.0 billion for 1999, Won 1,312.4 billion for 2000, Won 1,339.9 billion for 2001 and Won 1,043.2 billion for 2002 of interconnection revenue (including interconnection revenue in respect of calls between mobile users starting in 2000). See "Information on the Company -- Business Overview -- Interconnection".

 (2) In March 2001, we transferred our paging business to Real Telecom Co., Ltd. (formerly known as INTEC Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom's newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom.

 (3) For more information about our other revenue, see "Operating and Financial Review and Prospects" and "Information on the Company".

 (4) Income per share of common stock is calculated by dividing net income by the weighted average number of shares outstanding during the period, giving effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

 (5) Dividend per share has been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000. On January 1, 2002, we early adopted Statement of Korea Accounting Standards ("SKAS") No. 6, "Events Occurring after Balance Sheet Date". This statement requires that proposed cash dividends be reflected on the balance sheet when the appropriations are approved by shareholders which is the same as U.S. GAAP. In order to reflect this accounting change, prior year's financial statements have been restated. See note 2(v) of our notes to consolidated financial statements.

 (6) Working capital means current assets minus current liabilities.

 (7) We require new subscribers (other than some corporate and government subscribers) to post a non-interest bearing facility deposit of Won 200,000 which we may utilize to offset a defaulting subscriber's outstanding account balance. See "Information on the Company -- Business
     Overview -- Revenues, Rates and Facility Deposits".

 (8) Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,208 to US$1.00 as of December 31, 1998, Won 1,145 to US$1.00 as of December 31, 1999, Won 1,260 to US$1.00 as
     of December 31, 2000, Won 1,326 to US$1.00 as of December 31, 2001 and Won 1,200 to US$1.00 as of December 31, 2002, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(r) of our notes to consolidated financial statements.

 (9) EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using income, interest expense, depreciation, amortization and income taxes under U.S. GAAP which may differ from Korean GAAP for these items. Part of the funds depicted by EBITDA are used for repayment of indebtedness and related interest expenses and payment of income tax. In addition, we have used and will continue to use a substantial portion of the funds depicted by EBITDA for capital expenditures on our wireless network construction.

     As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

              RECONCILIATION OF NET INCOME TO EBITDA UNDER US GAAP

                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------
                                          1998       1999       2000       2001       2002        2002
                                        --------   --------   --------   --------   --------   ----------
                                                  (IN BILLIONS OF WON AND MILLIONS OF DOLLARS)
NET INCOME............................  W  280.7   W  284.1   W  895.4   W1,111.6   W1,301.1   US$1,096.8
ADD: Interest income..................    (103.9)     (84.2)     (67.6)    (101.8)     (90.8)       (76.5)
    Interest expense..................     220.6      125.6      215.1      274.4      396.6        334.3
    Taxes.............................     127.5      102.1      408.5      791.3      585.0        493.1
    Depreciation and Amortization.....     949.7      709.4    1,479.1    1,783.6    1,428.8      1,204.4
                                        --------   --------   --------   --------   --------   ----------
EBITDA................................  W1,474.7   W1,137.0   W2,930.5   W3,859.1   W3,620.7   US$3,052.1
                                        ========   ========   ========   ========   ========   ==========

     The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

            RECONCILIATION OF NET INCOME TO EBITDA UNDER KOREAN GAAP

                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------
                                          1998       1999       2000       2001       2002        2002
                                        --------   --------   --------   --------   --------   ----------
                                                  (IN BILLIONS OF WON AND MILLIONS OF DOLLARS)
NET INCOME............................  W  154.3   W  282.2   W  972.3   W1,146.0   W1,487.2   US$1,253.6
ADD: Interest income..................    (103.9)     (84.2)     (67.6)     (97.4)     (86.0)       (72.5)
    Interest expense..................     220.6      125.6      213.4      273.9      311.1        262.3
    Taxes.............................     133.2      101.2      367.3      850.3      698.5        588.8
    Depreciation and Amortization.....     951.5      709.1    1,456.4    1,759.6    1,543.3      1,300.9
                                        --------   --------   --------   --------   --------   ----------
EBITDA................................  W1,355.8   W1,133.9   W2,941.9   W3,932.4   W3,954.1   US$3,333.1
                                        ========   ========   ========   ========   ========   ==========

     As a measure of our liquidity, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net cash provided by operating activities. The following table reconciles our cash provided by operating activities under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

             RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
                               TO EBITDA UNDER US GAAP

                                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------
                                                    1998       1999       2000       2001       2002        2002
                                                  --------   --------   --------   --------   --------   ----------
                                                         (IN BILLIONS OF KOREAN WON AND MILLIONS OF DOLLARS)
     NET CASH PROVIDED BY OPERATING
       ACTIVITIES...............................  W  654.9   W1,123.6   W3,043.5   W2,423.9   W3,708.9   US$3,126.4
     Provision for severance indemnities........     (72.0)     (26.1)     (34.7)     (56.9)     (45.5)       (38.4)
     Loss on disposal and impairment of property
       and equipment............................     (13.0)     (25.2)     (18.1)     (41.8)    (213.4)      (179.9)
     Loss on disposal and impairment of
       investment assets........................    (129.8)     (71.2)        --      (24.0)    (372.5)      (314.0)
     Provision for bad debts....................     (55.2)     (20.9)     (35.3)     (56.7)     (21.0)       (17.7)
     Other expenses not involving cash
       payments.................................     (22.8)     (72.1)     (92.8)     (54.4)     (76.1)       (64.1)
     Income not involving cash receipts.........     149.5       70.0      106.6       35.8       58.4         49.2
     Changes in assets and liabilities related
       to operating activities..................     740.1       38.1     (260.2)     984.4     (327.4)      (276.0)
     Interest income............................    (103.9)     (84.2)     (67.6)    (101.8)     (90.8)       (76.5)
     Interest expense...........................     220.6      125.6      215.1      274.4      396.6        334.3
     Income taxes paid..........................     106.3       79.4       74.0      476.2      603.5        508.7
                                                  --------   --------   --------   --------   --------   ----------
     EBITDA.....................................  W1,474.7   W1,137.0   W2,930.5   W3,859.1   W3,620.7   US$3,052.1
                                                  ========   ========   ========   ========   ========   ==========

     The following table reconciles our net cash provided by operating activities under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

             RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
                             TO EBITDA UNDER KOREAN GAAP

                                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------
                                                   1998       1999       2000       2001       2002        2002
                                                 --------   --------   --------   --------   --------   -----------
                                                         (IN BILLIONS OF KOREAN WON AND MILLIONS OF DOLLAR)
     NET CASH PROVIDED BY OPERATING
       ACTIVITIES..............................    W654.9   W1,123.6   W3,043.5   W2,423.9   W4,267.8   US$ 3,597.6
     Reconciliation:
       Provision for severance indemnities.....     (72.0)     (26.1)     (34.7)     (56.9)     (45.5)        (38.4)
       Loss on disposal and impairment of
         property and equipment................     (13.0)     (25.2)     (18.1)     (41.8)    (212.1)       (178.8)
       Loss on disposal and impairment of
         Investment assets.....................        --      (71.2)        --      (24.0)    (120.5)       (101.6)
       Loss on valuation of investments........    (129.8)        --         --         --         --            --
       Provision for bad debts.................     (55.2)     (20.9)     (35.3)     (56.7)     (21.0)        (17.7)
       Other expenses not involving cash
         payments..............................     (22.8)     (72.1)     (92.8)     (54.4)     (99.7)        (84.0)
       Income not involving cash receipt.......     149.5       70.0      108.8       35.8       58.4          49.2
       Changes in assets and liabilities
         related to operating activities.......     621.1       34.9     (247.3)   1,054.0     (701.9)       (591.7)
       Interest Income.........................    (103.9)     (84.2)     (67.6)     (97.4)     (86.0)        (72.5)
       Interest expense........................     220.6      125.6      213.4      273.9      311.1         262.3
       Income taxes............................     106.3       79.4       74.0      476.2      603.5         508.7
                                                 --------   --------   --------   --------   --------   -----------
     EBITDA....................................  W1,355.8   W1,133.8   W2,941.9   W3,932.4   W3,954.1   US$ 3,333.1
                                                 ========   ========   ========   ========   ========   ===========

(10) Consists of investments in property, plant and equipment.

(11) Includes donations to Korean research institutes and educational organizations. See "Operating and Financial Review and
     Prospects -- Research and Development".

(12) Population estimates based on historical data published by the National Statistical Office of Korea.

(13) Wireless penetration is determined by dividing subscribers by total estimated population, as of the end of the period.

(14) Includes regular employees and temporary employees. See "Directors, Senior Management and Employees -- Employees". Includes 1,687 and 1,332 Shinsegi employees as of December 31, 2000 and 2001, respectively.

(15) Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year (454,795 subscribers as of April 30, 2003) and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history (643,282 subscribers as of April 30, 2003). Wireless subscribers also include 3,517,831 Shinsegi subscribers as of December 31, 2000 and 3,311,874 as of December 31, 2001. Shinsegi was merged into SK Telecom on January 13, 2002.

(16) We discontinued our analog service on December 31, 1999.

(17) The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the month, calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period. Shinsegi's subscribers and outgoing voice minutes are included from April 1, 2000.

(18) The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 43,958 for 2002. Shinsegi's subscribers and revenue are included from April 1, 2000. For information about the average monthly revenue per subscriber of SK Telecom and Shinsegi on a stand-alone basis, see "Operating and Financial Review and Prospects -- Overview".

(19) The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA 1xEV/DO-capable handsets by terminating their service and opening a new subscriber account.

(20) Includes 2,532 cell sites of Shinsegi as of December 31, 2000 and 1,685 cell sites as of December 31, 2001.

                                 EXCHANGE RATES

     The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Won or Dollar amounts we refer to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

                                                       AT END     AVERAGE
YEAR ENDED DECEMBER 31,                               OF PERIOD   RATE(1)   HIGH     LOW
-----------------------                               ---------   -------   -----   -----
                                                               (WON PER US$1.00)
1998................................................    1,206      1,367    1,812   1,196
1999................................................    1,136      1,188    1,243   1,125
2000................................................    1,267      1,140    1,267   1,106
2001................................................    1,314      1,293    1,369   1,234
2002................................................    1,186      1,250    1,332   1,161
  December..........................................    1,186      1,207    1,221   1,186
2003 (through May 2003).............................    1,210      1,208    1,262   1,165
  January...........................................    1,165      1,177    1,197   1,165
  February..........................................    1,194      1,190    1,206   1,173
  March.............................................    1,252      1,237    1,260   1,185
  April.............................................    1,216      1,231    1,262   1,204
  May...............................................    1,210      1,201    1,217   1,192

---------------

(1) The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof).

                                  RISK FACTORS

     An investment in our American Depositary Shares, or ADSs, and the debt securities issued under an indenture dated as of September 5, 1997 between us and the Bank of New York involves various risks. If you own or are considering purchasing our ADSs or our debt securities, you should carefully review the information contained in this report. You should particularly refer to the following:

COMPETITION MAY REDUCE OUR MARKET SHARE AND HARM OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.

     We face substantial competition in the wireless telecommunications sector in Korea. We expect competition to intensify as a result of the entry of new competitors, consolidation of market leaders and the development of new technologies, products and services. Continued competition from the other wireless and fixed-line service providers has resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In addition, increased competition may cause our marketing expenses to increase as a percentage of sales, reflecting higher advertising expenses and other costs of new marketing activities which may be introduced to attract and retain subscribers.

     Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 46.3%, in terms of numbers of wireless service subscribers, as of April 30, 2003. Further, in 2001, the Government awarded to three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, and the other two licenses to consortia led by or associated with KT Corporation (formerly known as Korea Telecom Corp.), Korea's principal fixed-line operator and the parent of KT Freetel Co., Ltd., one of our principal wireless competitors, and to LG Telecom, Ltd. In addition, our wireless voice businesses compete with Korea's fixed-line operators, and our wireless data and Internet businesses compete with providers of fixed-line data and Internet services.

     Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a substantial stake in Hansol M.Com (formerly known as Hansol PCS Co., Ltd.), which was the fifth largest wireless operator in terms of numbers of wireless service subscribers at such time. Hansol M.Com subsequently changed its name to KT M.Com and merged into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably as a privatized business. Such consolidations have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings.

     We expect competition to intensify as a result of the consolidations and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors. Future business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations.

SIGNIFICANT TECHNOLOGICAL ADVANCEMENTS AFFECTING THE WIRELESS INDUSTRY MAY HARM OUR BUSINESS.

     Significant advances in technology are occurring that may affect our businesses, including the roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/DO technology and other technologies such as W-CDMA and cdma2000, both of which are commonly referred to as third generation, or 3G, wireless technology. Such networks are expected to support data transmission services with more advanced features and significantly higher data transmission rates than our principal data network, which uses a technology called CDMA 1xRTT. The successful introduction and operation of a 3G network by a competitor could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in a 3G network or our other businesses. We could also be harmed if we fail to timely adapt to technological or other changes in the telecommunications sector.

W-CDMA TECHNOLOGY MAY REQUIRE SIGNIFICANT CAPITAL AND OTHER EXPENDITURES FOR IMPLEMENTATION WHICH WE MAY NOT RECOUP AND MAY BE DIFFICULT TO INTEGRATE WITH OUR OTHER BUSINESSES.

     W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than our current CDMA 1xRTT network. Under the terms of our W-CDMA license received in 2001, we must commence provision of W-CDMA services by the end of 2003. We currently plan to commence provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul by the end of 2003. However, the actual scope and timing of the roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress of dual band/dual mode handset developments, adoption of CDMA 1xEV/ DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market.

     We cannot assure you that we will be able to construct a W-CDMA network or provide W-CDMA services in a timely and cost efficient manner, or at all. Several companies in other countries have recently announced delays in the roll-out of their 3G services as a result of technological problems and difficulties with software, equipment and handset supply. If we experience similar problems, our financial condition or results of operations could be adversely affected. In addition, the MIC is empowered to take various measures against us ranging from the suspension of our business to the revocation of our W-CDMA license if we fail to comply with the terms of our W-CDMA license. Also, we cannot assure you that there will be sufficient demand for our W-CDMA services, as a result of competition or otherwise, to permit us to recoup or profit from our investment in the W-CDMA license and network. In addition, demand for our W-CDMA services will depend in part on the availability of attractive content and services. We cannot assure you that such content and services will become available in a timely manner, or at all.

     We expect that construction of any future expansion of W-CDMA network may require external funding, and we cannot assure you that such funding will be available at a cost acceptable to us, or at all. In addition, we cannot assure you that we will be able to successfully integrate W-CDMA services into our existing businesses in a timely or cost-effective manner or that the W-CDMA business will not adversely affect our current wireless businesses, including the services currently provided on our networks and new services. The MIC also awarded the W-CDMA license to provide 3G services based on a technology different from ours to LG Telecom for a fee lower than the fee we are required to pay for our W-CDMA license and on terms generally more favorable than the terms of our license, which may give LG Telecom a competitive advantage. See "Information on the Company -- Business Overview -- Planned W-CDMA Network" and "Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

WE MAY MAKE SIGNIFICANT INVESTMENTS IN NEW BUSINESSES AND REGIONS, INCLUDING BUSINESSES AND REGIONS IN WHICH WE HAVE LIMITED EXPERIENCE.

     We believe that we must continue to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services as well as possibly investing in a satellite-based digital multimedia broadcasting (DMB) business. We will need to respond to market and technological changes and other services which we may have little or no experience in providing. We may also make investments in wireless telecommunications and other businesses outside of Korea. Entering these new businesses and regions may require us to make substantial investments and no assurance can be given that we will be successful in our efforts.

DUE TO THE EXISTING HIGH PENETRATION RATE OF WIRELESS SERVICES IN KOREA AND THE KOREAN GOVERNMENT'S PROHIBITION ON HANDSET SUBSIDIES, WE ARE UNLIKELY TO MAINTAIN OUR SUBSCRIBER GROWTH RATE WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     According to data published by the Korean Ministry of Information and Communication, or MIC, and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of April 30, 2003 was approximately 69.1%, which is high compared to many industrialized countries. In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in recent years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. The MIC prohibited all wireless telecommunications service providers from providing any such handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. In May 2002, we, KT Freetel and LG Telecom were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing up new subscribers for 30 days (from November 21, 2002 through December 20, 2002) for violating MIC's handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing up new subscribers for 20 days. As a result of the already high penetration rates in Korea for wireless services, our large market share, the MIC's handset subsidy regulation and the steps we have taken in response to such regulation, we expect our subscriber growth rate to decrease, which could adversely affect our results of operations.

OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE FAIL TO ACQUIRE ADEQUATE SPECTRUM OR USE EFFICIENTLY OUR BANDWIDTH TO ACCOMMODATE SUBSCRIBER GROWTH AND SUBSCRIBER USAGE.

     One of the principal limitations on a wireless network's subscriber capacity is the amount of spectrum available for use by the system. SK Telecom's networks have been allocated 2 x 25 Mhz of spectrum in the 800 Mhz band.

     As a result of bandwidth constraints, SK Telecom's CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area. The inability to address such capacity constraints may adversely affect our business and results of operations.

     The growth of our wireless data businesses has increased our utilization of our bandwidth, since data applications tend to be more bandwidth-intensive than voice services. This trend has been offset in part by the implementation of our CDMA 1xRTT network, which uses bandwidth more efficiently for voice and data traffic than our CDMA networks. If current upward trends in data transmission by our subscribers continue, our bandwidth capacity requirements could increase further.

     Future growth in our wireless business will depend in part upon our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not in the future adversely affect the growth of our wireless businesses.

WE WILL HAVE SUBSTANTIAL CAPITAL REQUIREMENTS FOR WHICH WE HAVE NOT ARRANGED FIRM FINANCING.

     We estimate that we will spend approximately Won 2.0 trillion for capital expenditures in 2003 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and commencement of construction of our W-CDMA network and provision of W-CDMA services on a limited basis in Seoul by the end of 2003. We expect to plan our future capital expenditures after we have reviewed the progress of the introduction and marketability of our W-CDMA service. For a more detailed discussion of our capital expenditure plans and a discussion of other factors which may affect our capital expenditures in the future, see "Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

     We have not arranged firm financing for all of our capital expenditure plans. We have in the past obtained funds for our proposed capital investments from various sources, including our cash flow from operations as well as debt and equity financing transactions. If, for any reason, adequate capital is not available at the time it is needed, our business and prospects could be adversely affected. If the overall cost of our proposed capital investment projects increases above expected levels or if spending is required at a different rate than we now project, we may not be able to finance the projects in the manner currently intended, and we may be required to seek additional sources of funding for these projects. We cannot assure you that these additional funds will be available at a cost acceptable to us, or at all.

TERMINATION OR IMPAIRMENT OF OUR RELATIONSHIP WITH A SMALL NUMBER OF KEY SUPPLIERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd., LG Electronics Inc. and Hyundai Syscomm Inc. (formerly Hyundai Electronics Industries Co., Ltd.). To date, we have purchased substantially all of the equipment for our CDMA 1xRTT network from Samsung Electronics. Samsung Electronics also currently manufactures more than 50% of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in delays and additional costs in our roll-out or expansion of the CDMA 1xRTT network. Carriers globally have had difficulty in obtaining adequate quantities of various types of 3G equipment, including handsets, from suppliers. In addition, we rely on KT Corporation to provide a substantial majority of our leased lines. We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations.

OUR BUSINESSES ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND ANY CHANGE IN GOVERNMENT POLICY RELATING TO THE TELECOMMUNICATIONS INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our telecommunications businesses are subject to extensive regulation and supervision by the Government. Through the MIC, the Government agency primarily responsible for the regulation and oversight of the telecommunications industry in Korea, the Government directly or indirectly controls licensing, pricing, competition, marketing, required customer deposits, foreign investment, frequency allocation, technology choices, recommended levels of research and development spending, interconnection arrangements and other aspects of the Korean telecommunications industry. Government policies and regulations involving the telecommunications industry (including regulation of us as a "market dominant service provider") may change, which could have a material adverse effect on our results of operations and financial condition. See "Operating and Financial Review and Prospects -- Overview -- Revenue" and "Financial Information -- Legal Proceedings -- MIC Proceedings".

     We operate our telecommunications businesses pursuant to various licenses granted by the MIC. The MIC may suspend or revoke our licenses or impose fines on us under certain circumstances, including for violation of telecommunications laws and regulations. In addition, the MIC may impose different or additional conditions for the continuation of our licenses.

     The MIC has periodically reviewed the tariffs charged by wireless operators and has from time to time suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some level of tariff reductions in response to these suggestions. After discussions with the MIC, effective January 1, 2003, we reduced our standard rate plan's monthly access fee by Won 1,000, increased our free air time from 7 minutes to 10 minutes per month and reduced our peak usage charges from Won 21 to Won 20 per minute.

     The Government plays an active role in the selection of technology to be used by telecommunications operators in Korea. The MIC has adopted the W-CDMA and cdma2000 technologies as the only standards available in Korea for implementing 3G services. The MIC may impose similar restrictions on the choice of technology used in future telecommunications services and we can give no assurance that the technologies promoted by the Government will provide the best commercial returns for us.

     Our wireless telecommunication services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC's interconnection policies. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 1999 through 2001, fixed-line operators' payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002 and 2003, these payments are calculated based on each wireless operator's actual imputed costs in 2000. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. The MIC is expected to introduce a new method of calculating interconnection payments, based on the originator's long-run incremental cost, in 2004. We believe that our interconnection revenue may be reduced even further under the new framework. For more information about our interconnection revenue and expenses, see "Information on the Company -- Business Overview -- Interconnection -- Domestic Calls".

     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system will allow wireless subscribers to switch wireless service operators while retaining the same mobile phone number. According to the plan published by the MIC, the number portability will be adopted for SK Telecom first, starting from January 1, 2004. KT Freetel and LG Telecom will be required to introduce number portability starting from June 1, 2004 and January 1, 2005, respectively.

     In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number '010' and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including '011' for our cellular services, starting from 2004. All new subscribers will be given the '010' prefix starting in January 2004, while existing users can maintain their mobile service identification number unless and until they switch to a different wireless service provider. We believe that the use of the common prefix identification system may pose a greater risk to us compared to the other wireless telecommunications providers because '011' has a very high brand recognition in Korea as the premium wireless telecommunications service. The MIC's adoption of number portability system could also result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. See "Information on the Company -- Business Overview -- Law and Regulation -- Number Portability".

     In December 2002, the MIC implemented a network co-share system that permits the wireless application protocol gateway, or WAP gateway, of a fixed-line operator to connect to a wireless network service provider's IWF (inter-working function) device. IWF is a device that connects cellular network with an IP (Internet Protocol) network while WAP Gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. As of May 2003, only KT Corporation has connected to our IWF and commenced service, although it has yet to begin actively promoting its services to our subscribers. In addition, the MIC has requested that we provide customer billing service to third-party content providers who are seeking to provide their content directly to our subscribers without going through our NATE portal. Third-party content providers have not been able to provide their content service directly to our subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the revenues and profits attributable to our NATE platform.

WE ARE SUBJECT TO ADDITIONAL REGULATION AS A RESULT OF OUR MARKET POSITION, WHICH COULD HARM OUR ABILITY TO COMPETE EFFECTIVELY.

     The MIC's policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. SK Telecom is currently designated by the MIC as a "market dominant service provider" in respect of our wireless telecommunications business. As such, we are subject to more stringent regulation than our competitors. For example, under current government regulations, we must obtain prior approval from the MIC to change our existing rates or introduce new rates although our competitors may generally change their rates or introduce new rates at their discretion. See "Information on the Company -- Business Overview -- Law and Regulation -- Rate Regulation". As of April 30, 2003, our standard peak usage charge rate is approximately 11% higher than those charged by our competitors. We could also be required by the MIC to charge higher usage rates than our competitors for future services. In addition, we must introduce number portability earlier than our competitors, KT Freetel and LG Telecom. The MIC also awarded the W-CDMA license to provide 3G services based on a technology different from ours to LG Telecom for a fee lower than the fee we are required to pay for our W-CDMA license and on terms generally more favorable than the terms of our license. As a result, our wireless businesses may operate at a competitive disadvantage to that of LG Telecom. The additional regulation to which we are subject has affected our competitiveness in the past and may hurt our profitability and impede our ability to compete effectively against our competitors in the future.

     The MIC approved our merger of SK IMT into SK Telecom on April 30, 2003, subject to certain conditions imposed by the MIC to ensure fair competition and customer protection. These conditions include, among others, commencing provision of W-CDMA IMT-2000 services using 2 X 20 MHz of spectrum in the 2GHz band by the end of 2003, obtaining approval from the MIC on the initial tariff plan for the W-CDMA services and submission of an implementation plan to open our wireless Internet network to other telecommunication operators and an implementation plan for number portability. Although we believe that our efforts to meet these conditions will not restrict our future business activities, we may not be able to meet some of the conditions imposed by the MIC due to factors outside of our control.

     In addition, we qualify as a "market-dominating business entity" under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on the condition that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. As of June 30, 2001, our market share was approximately 49.7%, so we are no longer subject to this restriction. The FTC, also as a condition to the Shinsegi acquisition, imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech Co., Ltd., until December 31, 2005. This restriction does not apply to W-CDMA handsets.

FINANCIAL DIFFICULTIES AND CHARGES OF FINANCIAL STATEMENT IRREGULARITIES AT OUR AFFILIATE, SK GLOBAL, MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS AND FINANCIAL CONDITION.

     In March 2002, the Seoul Public Prosecutor's Office charged SK Global and certain of its directors and executives, including Mr. Chey and Mr. Son, with fraudulently overstating SK Global's results of operations and alleged that SK Global overstated its revenues and understated its expenses for its 2001 fiscal year, in violation of the securities laws as they relate to the external audit of companies. SK Global has restated its earnings for its fiscal year 2002. SK Global is reported to be insolvent and to be in restructuring negotiations with various domestic and international creditors. Recent press reports have also indicated that SK Global's creditors may petition or take action to force SK Global into an involuntary corporate reorganization procedure in the near future.

     SK Global is the exclusive distributor of all of the handsets sold by our subsidiary, SK Teletech, to our nationwide network of dealers. SK Global also serves as a distributor of handsets manufactured by third parties to our nationwide network of dealers. Samsung Electronics Co. Ltd., LG Electronics Inc, Motorola Korea, Inc. and Pantech & Curitel suspended their supply of handsets to SK Global from beginning of April for two to three weeks because of the credit risk of SK Global. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Although we believe that we will be able to find another distributor to replace SK Global, in the event SK Global is no longer able to distribute handsets, we may encounter difficulties in efficiently distributing the handsets to our subscribers and other customers in the short term. See "Major Shareholders and Related Party Transactions -- Certain Relationships and Related Party Transactions -- SK Global".

     In addition, in the first quarter of 2003, we leased approximately 30% of our fixed network lines, which connect our various cell sites and switching stations, from SK Global. If there is a material disruption of SK Global's ability to maintain and operate this business due to its financial difficulties, we may need to seek alternative sources and this may result in a disruption of our services in the short term.

CONCERNS THAT RADIO FREQUENCY EMISSIONS MAY BE LINKED TO VARIOUS HEALTH CONCERNS COULD ADVERSELY AFFECT THE MARKET PRICES OF OUR ADSS AND COMMON STOCK AND WE COULD BE SUBJECT TO LITIGATION RELATING TO THESE HEALTH CONCERNS.

     In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. We cannot assure you that these health concerns will not adversely affect the market prices of our ADSs and common stock. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

OUR BUSINESSES MAY BE ADVERSELY AFFECTED BY DEVELOPMENTS AFFECTING THE KOREAN ECONOMY.

     We generate substantially all of our revenue from operations in Korea. Our future performance will depend in large part on Korea's future economic growth. Adverse developments in Korea's economy or in political or social conditions in Korea may have an adverse effect on our number of subscribers, call volumes and results of operations. In addition, a deterioration of economic, political or social conditions in Korea could have an adverse effect on the prices of our common stock and the ADSs.

     In 1997 and 1998, Korea experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, Korea's financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of

Korea and various companies and financial institutions in Korea to below investment grade, although Standard & Poor's, or S&P, and Moody's raised the credit rating of Korea back to investment grade levels in early 1999. The current long-term foreign currency rating of Korea by S&P is A- and the current foreign currency rating on bond obligations of Korea by Moody's is A3. Prompted by heightened security concerns stemming from nuclear weapons program of Democratic People's Republic of Korea, or North Korea, Moody's changed the outlook on the long-term ratings of Korea from positive to negative in February 2003.

     Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001 and 2002 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events such as the terrorist attacks in the United States that took place on September 11, 2001, the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS) in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the world economy, and may thus adversely affect the Korean economy. Any future deterioration of the Korean economy could adversely affect our financial condition and results of operations. Many factors could adversely affect Korea's prospects for future economic growth, including the following:

     - adverse developments in the economies of countries to which Korea exports, including the United States, Japan, China and Russia or elsewhere, that would result in a loss of confidence in the Korean economy;

     - the financial problems of Korean business groups, or their suppliers, and their potential impact on Korea's financial sector;

     - failure of restructuring of other Korean companies;

     - a slowdown in consumer spending and the overall economy;

     - social and labor unrest;

     - a decrease in tax revenues and a substantial increase in the Government's expenditures for unemployment compensation and other social programs that, together, may lead to an increased government budget deficit;

     - adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates and the stock markets;

     - increased reliance on exports to service foreign currency debts, which could cause friction with Korea's trading partners;

     - political uncertainty or increased strife among and within political parties in Korea;

     - a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

     - political uncertainty and risk of further attacks by terrorist groups around the world;

     - hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

     - an increase in the level of tensions or an outbreak of hostilities between Korea and North Korea.

     Any developments that could adversely affect Korea's economic recovery will likely also decrease demand for our services and adversely affect our results of operations.

DEPRECIATION OF THE VALUE OF THE WON AGAINST THE DOLLAR AND OTHER MAJOR FOREIGN CURRENCIES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND ON THE PRICES OF OUR COMMON STOCK AND THE ADSS.

     Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

     - an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 7.3% of our total long-term debt, including current portion, as of December 31, 2002; and

     - an increase in Won terms in the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.

     Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the Korea Stock Exchange. These fluctuations also will affect the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of:

     - dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

     - the Dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

     - the secondary market price of the ADSs.

INCREASED TENSIONS WITH NORTH KOREA COULD HAVE AN ADVERSE EFFECT ON US AND THE PRICES OF OUR COMMON STOCK AND THE ADSS.

     Relations between Korea and North Korea have been tense throughout most of Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current developments, including renewed contacts at the highest levels of the governments of Korea, North Korea, increased hostility between North Korea and the United States, and future events that cannot be foreseen at this time. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant, evicted inspectors from the United Nations International Atomic Energy Agency and has reportedly resumed processing weapons grade plutonium at the Yongbyon power plant. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty and demanded that the United States sign a non-aggression pact before North Korea dismantles its nuclear power and arms program. North Korea has also test-fired at least two missiles, engaged an unarmed U.S. military aircraft and is most recently reported to have developed nuclear weapons. As a result of these events, the level of tension between the two Koreas, as well as between North Korea and other countries including the United States, has increased. While discussions between North Korea and other countries, including Korea, the United States and China, to resolve these issues peacefully have taken place, any further increase in the tension or occurrence of military hostilities could have a material adverse effect on our results of operations and the price of our common stock and the ADSs.

A CHANGE IN THE FOREIGN OWNERSHIP LIMITATIONS ON SK TELECOM'S COMMON STOCK MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF THE ADSS.

     The Telecommunications Business Law limits maximum aggregate foreign shareholding in SK Telecom to 49.0% of its voting shares. The outstanding ADSs have at times in the past traded at prices higher than that of the underlying shares traded in Korea, at least in part due to the limitation on aggregate foreign ownership of the shares. The limitation may be raised further or lifted in the future. As of May 13, 2003, foreign shareholders own 34,307,066 shares of our common stock or approximately 40.5% of our issued common stock. The increase or elimination of the 49.0% limit could have an adverse effect on the price of the ADSs, and we can give no assurance that ADSs will trade at a premium to the underlying shares.

IF SK CORPORATION BREACHES THE FOREIGN OWNERSHIP LIMITATIONS ON SK TELECOM, IT MAY RESULT IN A CHANGE OF CONTROL OF US.

     As of May 13, 2003, SK Corporation owns 17,663,127 shares of our common stock, or approximately 20.8%, of our issued shares. As of April 30, 2003, a foreign investment fund held a 14.99% stake in SK Corporation, as the largest shareholder. According to the MIC, upon such foreign investment fund's acquisition of an additional 0.01% or more stake in SK Corporation, SK Corporation would be considered a foreign shareholder and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation's shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom, assuming foreign ownership level as of May 13, 2003, would reach 61%, exceeding the 49% ceiling. If the aggregate foreign shareholding in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom and the breaching shareholder, SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in breach of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. See "Information on the Company -- Business Overview -- Law and
Regulation -- Foreign Ownership and Investment Restrictions and Requirements".

SALES OF SK TELECOM SHARES BY COMPANIES IN THE SK GROUP, POSCO AND/OR OTHER LARGE SHAREHOLDERS MAY ADVERSELY AFFECT THE PRICES OF SK TELECOM'S COMMON STOCK AND THE ADSS.

     Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the shares of our common stock or the ADSs or our ability to raise capital through an offering of our equity securities.

     As of May 13, 2003, POSCO owned 6.8% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See "Major Shareholders and Related Party Transactions -- Major Shareholders". Companies in the SK Group, which collectively owned 24.1% of our issued common stock as of May 13, 2003, may sell their shares of our common stock in order to comply with the Fair Trade Act's limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See "Information on the Company -- Business Overview -- Law and Regulation -- Competition Regulation". Recently, as a result of significant financial difficulties and prosecutors' discovery of alleged fraudulent accounting practices at SK Global, it has been reported in the press that SK Global may sell its 3% stake in SK Telecom to raise capital.

     We can make no prediction as to the timing or amount of any such sales. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

IF AN INVESTOR SURRENDERS HIS ADSS TO WITHDRAW THE UNDERLYING SHARES, HE MAY NOT BE ALLOWED TO DEPOSIT THE SHARES AGAIN TO OBTAIN ADSS.

     Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary's custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs. See "Additional Information -- Korean Foreign Exchange Controls and Securities Regulations".

AN INVESTOR IN OUR ADSS MAY NOT BE ABLE TO EXERCISE PREEMPTIVE RIGHTS FOR ADDITIONAL SHARES AND MAY SUFFER DILUTION OF HIS EQUITY INTEREST IN US.

     The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

     - a registration statement filed by us under the U.S. Securities Act is in effect with respect to those shares; or

     - the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the U.S. Securities Act.

     We are under no obligation to file any registration statement with respect to any ADSs. If a registration statement is required for an ADS holder to exercise preemptive rights but is not filed by us, the ADS holder will not be able to exercise his preemptive rights for additional shares. As a result, ADS holders may suffer dilution of their equity interest in us.

SHORT SELLING OF OUR ADSS BY PURCHASERS OF SECURITIES CONVERTIBLE OR EXCHANGEABLE INTO OUR ADSS COULD MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF OUR ADSS.

     SK Corporation, through one or more special purpose vehicles, has engaged and may in the future engage in monetization transactions relating to its ownership interest in us. These transactions have included and may include offerings of securities that are convertible or exchangeable into our ADSs. Many investors in convertible or exchangeable securities seek to hedge their exposure in the underlying equity securities at the time of acquisition of the convertible or exchangeable securities, often through short selling of the underlying equity securities or through similar transactions. Since a monetization transaction could involve debt securities linked to a significant number of our ADSs, we expect that a sufficient quantity of ADSs may not be immediately available for borrowing in the market to facilitate settlement of the likely volume of short selling activity that would accompany the commencement of a monetization transaction. This short selling and similar hedging activity could place significant downward pressure on the market price of our ADSs, thereby having a material adverse effect on the market value of ADSs owned by you.

SUBSEQUENT HOLDERS OF ADSS MAY NEED TO PAY KOREAN SECURITIES TRANSACTION TAX UPON WITHDRAWAL OF COMMON SHARES.

     Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Stock Exchange, including the common shares of the Company, at the rate of 0.3% of the sales price if traded on the Korea Stock Exchange. According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling also applied to the surrender of depositary shares and withdrawal of underlying shares by holders other than the initial holders of depositary shares. It is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying shares by holders of depositary shares other than initial holders. Accordingly, there can be no assurance that holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw our shares upon surrendering the ADSs.

     Securities transaction tax, if applicable, generally must be paid by the transferor of the shares of the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax. See "Taxation -- Korean Taxation".

OUR OUTSTANDING NOTES MAY HAVE LIMITED LIQUIDITY.

     As of April 30, 2003, we have outstanding $200 million of $230 million in aggregate principal amount of Notes due 2004, which bear an interest rate of 7 3/4%. The notes are securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, these notes.

ITEM 4.  INFORMATION ON THE COMPANY

                            HISTORY AND DEVELOPMENT
                                 OF THE COMPANY

INTRODUCTION

     We are Korea's leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services. We serve approximately 17.7 million subscribers throughout Korea as of April 30, 2003, including 15.8 million subscribers who own data-capable handsets. As of April 30, 2003, our share of the Korean wireless market was approximately 53.7%, based on the number of subscribers.

     We provide our services principally through networks using CDMA technology. In October 2000, we became the world's first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps currently possible over our CDMA networks. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services. As of April 30, 2003, we had approximately 11.6 million subscribers with handsets capable of accessing our CDMA 1xRTT network.

     In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. CDMA 1xEV/DO technology allows us to provide advanced wireless data services such as streaming color video and streaming audio services. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. We completed our CDMA 1xEV/DO upgrade in 81 cities in Korea at the end of 2002.

     In December 2001, we acquired a license to develop, construct and operate a wide-band code division multiple access, or W-CDMA, digital cellular network using 2 X 20 MHz of radio frequency spectrum (i.e., 20 MHz for transmissions from handsets to cell sites and 20 MHz for transmissions from cell sites to handsets) in the 2 GHz band. In May 2003, we merged SK IMT, a subsidiary established for the principal purpose of operating and developing our W-CDMA services, into SK Telecom because we felt that we could better manage the technology, marketing and operations of the W-CDMA business as one entity. We expect to commence construction of the W-CDMA network and provision of W-CDMA service in Seoul by the end of 2003.

     In January 2002, we acquired the remaining 29.6% interest in Shinsegi, the second wireless operator to introduce wireless voice services in Korea, which we did not yet own, and merged Shinsegi into SK Telecom. As a result of this merger, we now have a combined 2 X 25 MHz of spectrum in the 800 MHz range.

     On May 30, 2003, we had a market capitalization of approximately Won 16.1 trillion or approximately 6.4% of the total market capitalization on the Korea Stock Exchange, making us the second largest company listed on the Korea Stock Exchange based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

     We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd., under the laws of Korea. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997.

     Our registered office is at 99 Seorin-dong, Jongro-gu, Seoul 110-728, Korea and our telephone number is 82-2-2121-4599.

OUR BUSINESS STRATEGY

     We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and that the industry will be characterized by rapid technological change, reduced regulatory barriers and increasing competition. Our business strategy is to enhance shareholder value by maintaining and solidifying our leading position in the growing Korean market for wireless services, including voice, data and Internet services. As the Korean market continues to mature, we will continue to focus on these core businesses in order to expand and enhance the range and quality of our wireless telecommunications services. Our principal strategies are to:

     - Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services. We are expanding the geographic coverage and subscriber capacity of our existing CDMA 1xRTT network and are progressively upgrading this network to employ CDMA 1xEV/DO technology, capable of data transmission at speeds of up to 2.4 Mbps.

     - Offer a broad range of new and innovative wireless data and Internet services. Through our integrated wireless and on-line portal, NATE, we plan to continue expanding the range of our wireless data and Internet services with a view to increasing revenue from these services. Our strategy includes the introduction of sophisticated multimedia services (such as June, a premium wireless data service that provides streaming multimedia video content through our CDMA 1xEV/DO technology), mobile commerce services (such as Moneta, a wireless credit and payment system which allows subscribers to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets) and mobile finance services (such as NeMo, a mobile payment solution which allows subscribers to transfer money from their accounts to the accounts of other NeMo subscribers by typing in the recipient's wireless handset number) that can be accessed using handsets and other devices such as personal computers, personal digital assistants and vehicle mounted terminals.

     - Retain the loyalty of, and capitalize on, our large, high-quality wireless subscriber base. With approximately 17.7 million subscribers as of April 30, 2003, we have the largest wireless subscriber base in Korea. We focus on maintaining and expanding our high-quality subscriber base through the provision of enhanced wireless services, particularly advanced wireless data and Internet based applications, at higher speeds than previously available. As part of this strategy, we encourage our CDMA subscribers to migrate to our CDMA 1xRTT network.

     - Position ourselves to be a leader in implementing new and improved wireless technologies. We pursue a research and development program designed to allow us to implement new wireless technologies as market opportunities arise. We operate a network research and development center which is focused on wireless network design, digital cellular technologies and wireless telecommunications applications. This center includes a research team that is helping to develop fourth generation wireless technology, which is expected to enable wireless data transmission at speeds of up to 155 Mbps, 70 times faster than 3G technology. We have acquired a license to develop and operate a W-CDMA network using 2 X 20 MHz of spectrum in the 2 GHz band.

MERGER WITH SHINSEGI

     In a series of transactions between December 1999 and April 2000, we acquired a 51.2% interest in the common stock of Shinsegi. In subsequent transactions between March and September 2001, we increased our interest to 70.4%. On January 13, 2002, Shinsegi merged into SK Telecom.

     The attractiveness of our merger with Shinsegi derived in large measure from the synergies, growth opportunities and cost savings we hope to achieve by integrating Shinsegi's former operations and customer base with those of SK Telecom and our plans to use the spectrum formerly owned and operated by Shinsegi in SK Telecom's networks.

     In 2001, we began integrating Shinsegi's operations with those of SK Telecom. In 2002, we completed the following steps to realize additional benefits from our merger with Shinsegi:

     - Decommissioned Shinsegi's former network and transfer Shinsegi's former subscribers to SK Telecom's networks. We have allowed transferred subscribers to continue receiving services under their existing rate plans. However, after the merger, no new subscribers have been accepted under Shinsegi's plans and further marketing efforts have been limited to the SK Telecom brands. Shinsegi's subscribers did not have to purchase new handsets, were allowed to use the same telephone numbers assigned to them and had access to the same services as before the merger.

     - Re-allocated the spectrum formerly used by Shinsegi's network to SK Telecom's CDMA and CDMA 1xRTT networks.

     - A portion of Shinsegi's former network equipment was re-deployed in SK Telecom's CDMA network or sold for use outside Korea. The remainder of Shinsegi's former network equipment was discarded and written off and an impairment loss of Won 185.8 billion was recorded in 2002.

We also identified and implemented other cost saving measures, such as the elimination of redundant distribution centers.

                               BUSINESS OVERVIEW

CELLULAR SERVICES

     SK Telecom was the sole provider of cellular services in Korea from 1988, when we began network operations, to April 1996, when Shinsegi began operating a digital cellular system in several regions of Korea. In October 1997, three additional companies commenced providing wireless telecommunications services. As a result of consolidation in the wireless telecommunications industry in Korea since 2000, there are currently three providers of wireless telecommunications services in Korea, SK Telecom, KT Freetel, whose largest shareholder is KT Corporation, and LG Telecom.

     We introduced our digital cellular service using CDMA technology in the Seoul metropolitan area in January 1996 and substantially completed the geographic build out of the network in 1998. On December 31, 1999, we terminated our analog service. Our digital network provides service to an area covering approximately 99.0% of the Korean population. We continue to increase the capacity of our wireless networks to keep pace with the growth of our subscriber base and the resulting increase in usage of voice and wireless data services by our subscribers.

     To complement the services we provide to our subscribers in Korea, we have entered into roaming service agreements with various foreign wireless telecommunications service providers, including Verizon Wireless in the United States, KDDI Corporation in Japan, China United Telecommunications Corporation and China Mobile Communications Corporation in certain areas in China, Telstra Corporation Limited in Australia, Hutchison-Whampoa in Hong Kong, Telecom New Zealand in New Zealand, Telus Mobility in Canada, Guamcell in Guam and CAT in Thailand.

     In order to enhance our ability to provide wireless data services to our customers, we constructed and are expanding a new wireless network based on CDMA 1xRTT technology. CDMA 1xRTT is an improved code division multiple access add-on technology which allows wireless data transmission at speeds of up to 144 Kbps compared to 64 Kbps for CDMA technology. Subscribers to our new CDMA 1xRTT based services, in addition to having access to our wireless data services at higher speeds, also have access to other enhanced wireless data applications, such as the ability to download music videos from the Internet to their handsets. To enjoy these services, subscribers must purchase CDMA 1xRTT-capable handsets. As of April 30, 2003, approximately 11.6 million of our subscribers owned handsets capable of accessing our CDMA 1xRTT network. Over time, we intend to continue migrating our existing CDMA subscribers to this new network.

     In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a CDMA-based technology, which enables data to be transmitted at speeds up to 2.4 Mbps, which is 16 times faster than CDMA 1xRTT's maximum transmission speed. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. CDMA 1xEV/DO technology allows us to provide advanced wireless data services such as streaming color video and streaming audio services. We completed the expansion of our CDMA 1xEV/DO network in 81 cities in Korea at the end of 2002. The CDMA 1xEV/DO technology allows us to provide wireless data services which require faster transmission speeds to our subscribers, as well as allow us to use our spectrum more efficiently.

WIRELESS INTERNET SERVICES

     We are a world leader in developing and commercializing wireless Internet services. We were the first in the world to commercialize CDMA 1xRTT and CDMA IxEV/DO technologies and are a pioneer in developing and commercializing various wireless commerce services. In terms of revenue, we are the leading wireless Internet service provider in Korea.

  ON-LINE SERVICES AND INTERNET ACCESS

     We offer a wide variety of Internet content and services as well as provide our wireless subscribers access to the Internet under our common brand name "NATE".

     Under our brand name "NATE Air", we offer our wireless subscribers access to the Internet, where subscribers can access a wide variety of content including current news and stock quotes and other information, as well as have access to a wide variety of services including securities trading as well as online banking services. Subscribers can purchase goods and services through their wireless devices as well as send and receive email and have access to various third party Internet websites configured to work with wireless technology. Subscribers access NATE Air using wireless application protocol, or WAP, technology. WAP is a technology that allows wireless data transmission and has been adopted by over 200 major telecommunications operators worldwide. As of April 30, 2003, approximately 14.7 million, or 83.2%, of our subscribers owned WAP-enabled handsets including approximately 11.6 million, or 65.5%, of which are capable of accessing our CDMA 1xRTT network.

     Under our "NATE.com" brand name, we offer a portal service at our website, www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as those content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. Nate.com offers a wide variety of content and services, including an Internet search engine as well as access to free email accounts. In the month of April 2003, approximately 15 million users have visited this website at least once.

     We offer an instant messaging service to our Nate.com and NATE Air users. This service, which we call "NATE-ON" allows users to chat online through a variety of devices, including personal computers, wireless handsets and personal digital assistants. We continue to seek to introduce new wireless data services and innovations with a view to increasing revenue from these businesses.

     We are also seeking to market our NATE wireless Internet platform to other CDMA operators worldwide. In April 2002, we entered into an agreement with Pelephone Communications Ltd., an Israeli CDMA operator, to supply our NATE wireless Internet platform to Pelephone on a turnkey basis. In May 2002, we entered into a memorandum of understanding with Openwave of the United States, a wireless Internet-based communication software and application provider that currently has more than a 50% share in the wireless Internet gateway and mobile browser markets, to form a strategic alliance in order to carry out co-marketing of our NATE wireless Internet platform solutions in overseas markets. In November 2002, we entered into an agreement with Asia Pacific Broadband Wireless Communications (APBW), one of five companies licensed to offer 3G mobile services in Taiwan, to offer wireless Internet solution on a turn-key basis. Under the agreement, APBW will license software and applications used to offer mobile Internet access and multimedia services.

  FINANCIAL ENABLER

     In November 2001, we introduced NeMo, a mobile payment solution which allows NeMo subscribers to deposit money from their individual bank accounts into SK Telecom's bank account and transfer money from SK Telecom's bank account to the individual bank accounts of other NeMo subscribers by typing in the recipient's wireless handset number. As of April 2002, the number of NeMo service subscribers exceeded 3.0 million.

     In April 2002, we introduced Moneta, a wireless credit and payment system, which allows holders of mobile credit cards to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets instead of a traditional plastic credit card with a magnetic stripe. The wireless handset contains an infrared transmitter which transmits transaction information to the merchant's reader system. Users do not need to manually enter their credit card number when they make payments using this system. The system is based on an international technological standard developed by Europay, Mastercard and Visa. We receive a fee from the card issuer for each card issued and a transaction fee, based on the transaction value, for each transaction effected using the mobile commerce card. In May 2002, we entered into a technological cooperation agreement with Visa pursuant to which Visa has agreed to adopt our wireless credit and payment system as the international standard for Visa's worldwide operations. We have entered into a business alliance agreement with Korea Exchange Bank Credit Service Co., Ltd. and plan to enter into a few more alliances with credit card companies by the end of 2003. In addition, we have established payment system with major department stores and discount stores (such as E-Mart) and affiliated merchant stores (such as Starbucks and TGI). We currently plan to expand the commercial use of Moneta payment system to 80% of affiliated merchant stores by the end of 2003.

     In October 2002, we acquired Paxnet, an on-line financial portal offering services related to securities trading. We expect to expand our services provided through Paxnet to include a vast array of financial services relating to insurance, real estate, personal asset management and investment trust funds. We are also developing other uses for mobile credit card technology to provide other services, such as payment for transportation and to serve as a secure means of identification.

  MULTIMEDIA

     In November 2002, we introduced June, a wireless data service that provides multimedia content through streaming method using our CDMA 1xEV/DO technology. Content provided through the June service includes Video on Demand (VOD), Music on Demand (MOD), TV broadcastings and multimedia messaging.

     We may also invest in a satellite-based digital multimedia broadcasting
(DMB) business, a service which allows broadcasting of multimedia content through transmission by satellite to various wireless channels, including to satellite DMB handsets. See "Key Information -- Risk Factors -- We may make significant investments in new businesses and regions, including businesses and regions in which we have limited experience."

OTHER PRODUCTS AND SERVICES

  HANDSET MANUFACTURING

     Through our 61.7%-owned subsidiary, SK Teletech, we design, market and sell digital handsets under the brand name "Sky". The handsets are principally manufactured by third parties under contracts with SK Teletech. We established SK Teletech together with Kyocera Corporation of Japan, which, as of April 30, 2003, held a significant minority interest in SK Teletech. Currently, all of SK Teletech's domestic sales of digital handsets are to our affiliate, SK Global, which distributes them principally to our network of dealers for sale to our subscribers and other consumers. Due to an FTC-imposed condition to our acquisition of Shinsegi, until the end of 2005, SK Teletech may not sell more than 1,200,000 handsets (excluding W-CDMA handsets) per year to SK Telecom and its affiliates.

  INTERNATIONAL CALLING SERVICES

     Through our 90.8% owned subsidiary, SK Telink, we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using internet protocol, Web-to-phone services, and data services. SK Telink handled approximately 402 million total call minutes in 2002, which generated Won 101.6 billion in revenues. For the four months ended April 30, 2003, SK Telink handled approximately 136 million total call minutes, which generated Won
32.2 billion in revenue. In 2000, we established SK Telink America, Inc., to extend our international telecommunications service to the United States. We plan to close down our business operations of SK Telink America, Inc. by the end of 2003 because the business proved to be unprofitable.

  TELEMATICS

     In February 2002, we introduced a Telematics service called NATE Drive. NATE Drive is an interactive communication service designed to guide vehicle drivers using the satellite-based global positioning system (GPS) and a wireless network to provide drivers with real-time location and traffic information. In April 2002, we entered into an agreement with Renault Samsung Motors and Samsung Electronics to jointly develop a Telematics business with a goal of jointly launching a commercial product in August 2003. Under the agreement, we will provide the cellular phone network and NATE Drive service, Samsung Electronics will develop Telematics terminals for vehicles and Renault Samsung Motors will promote and install Telematics-enabled terminals in the vehicles it sells.

PLANNED W-CDMA NETWORK

     In December 2000, the MIC awarded a consortium we lead the right to acquire a license to operate a W-CDMA network using 2 X 20 MHz of spectrum in the 2 GHz band. W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated data transmission services at faster speeds than our current CDMA 1xRTT network. In March 2001, we incorporated SK IMT to hold the license and develop our W-CDMA business and we, together with Shinsegi, invested Won 985.2 billion for a 61.6% interest in SK IMT. In December 2001, we disposed of 144,000 shares of SK IMT worth Won 3.9 billion. After giving effect to the transaction, we own a 61.3% equity interest in SK IMT. On May 1, 2003, SK IMT merged into SK Telecom.

     The W-CDMA license was awarded by the MIC to SK IMT on December 4, 2001. The total license cost to SK IMT was Won 1.3 trillion. SK IMT paid Won 650 billion of this amount in March 2001, and we are required to pay the remainder of the license cost in annual installments from 2007 through 2011. For more information, see note 2(i) of our notes to consolidated financial statements. According to the terms of the license, we may commence provision of services after the network has been constructed in accordance with the business plan submitted with our application for the license and certain other conditions have been satisfied, and we are required to commence provision of W-CDMA services by the end of 2003.

     On April 30, 2003, the MIC approved the proposed merger of SK IMT into SK Telecom, subject to certain conditions imposed by the MIC to ensure fair competition and to protect customer interests. In addition, if such merger is determined by the MIC to seriously impair fair market competition or harm subscribers due to factors such as increased market share or discrimination between cellular subscribers and W-CDMA service subscribers, the MIC may implement additional measures to remedy such situation.

     We are planning to commence provision of IMT-2000 services based on our W-CDMA network on a limited basis in Seoul by the end of 2003. On May 23, 2003, we initially selected Samsung Electronics to supply W-CDMA network equipment which will be used to provide our W-CDMA services in Seoul by the end of 2003 and LG Electronics to supply W-CDMA network equipment which will be used to provide our W-CDMA services in area to be decided by us at a later date. In addition, we are currently negotiating with Nortel, our pre-selected potential supplier, in order to ensure the adequate and timely supply of W-CDMA network equipment to us. However, the actual scope and timing of the roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress of dual band/dual mode handset developments, adoption of CDMA 1xEV/DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. See "Key Information -- Risk
Factors -- W-CDMA technology will require significant capital and other expenditures for implementation which we may not recoup, may be difficult to integrate with our other businesses and may not be competitive with other technologies."

REVENUES, RATES AND FACILITY DEPOSITS

     Our wireless revenues are generated principally from initial connection fees, monthly access fees, usage charges for outgoing calls and wireless data, interconnection fees and access fees for value-added services. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                     2000(1)(2)      2001(1)(2)        2002
                                                    ------------    ------------    ----------
                                                               (IN BILLIONS OF WON)
Initial Connection Fees...........................    W  231.1        W  146.7       W  230.4
Monthly Access Fees...............................     2,505.2         2,733.8        3,055.4
Usage Charges.....................................     2,592.1         3,071.2        3,415.6
Interconnection Revenue...........................     1,312.4         1,339.9        1,043.2
Revenue from Sales of Digital Handsets(3).........       494.0           702.4          534.0
Other Revenue(4)..................................       110.3           209.0          878.2
                                                      --------        --------       --------
     Total........................................    W7,245.1        W8,203.0       W9,156.8
                                                      ========        ========       ========
Additional Facility Deposits......................    W  105.5        W   74.0       W   11.0
Refunded Facility Deposits........................       125.8            79.2           20.6
Facility Deposits at Period End...................        61.1            56.5           46.9

---------------

(1) Information as of and for the year ended December 31, 2000 and 2001 includes information as of and for the year ended December 31, 2000 and 2001, respectively, for Shinsegi.

(2) The following table sets forth information regarding Shinsegi's cellular revenues (net of taxes) and facility deposits for the periods indicated:

                                                              AS OF AND FOR THE YEAR
                                                                ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                                               (IN BILLIONS OF WON)
Initial Connection Fees.....................................   W   43.2     W   33.4
Monthly Access Fees.........................................      470.9        590.0
Usage Charges...............................................      402.1        548.9
Interconnection Revenue.....................................      250.8        269.0
Revenues from Sales of Digital Handsets.....................      245.1        376.1
Other Revenues*.............................................       19.8         78.5
                                                               --------     --------
     Total..................................................   W1,431.9     W1,895.9
                                                               ========     ========
Additional Facility Deposits................................   W   10.3     W   15.1
Refunded Facility Deposits..................................       12.7         14.9
Facility Deposits at Period End.............................        6.6          6.8

---------------

* Other revenue includes revenue from value-added services offered by Shinsegi, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.

(3) Our revenue from handset sales consists of sales by our subsidiary, SK Teletech.

(4) Other revenue includes revenue from value-added services, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.

     On their initial subscription, we charge our new customers an initial connection fee for service activation. After their initial connection, we require our customers to pay a monthly access fee and usage, or airtime, charges for outgoing calls and access to wireless data services. Prior to April 1, 1999, all network service providers had mandatory subscription periods. However, since April 1, 1999, in accordance with MIC guidelines, new wireless service subscribers cannot be subjected to any mandatory subscription periods. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT Corporation and other companies for calls from the fixed-line network terminating on our networks and, since 2000, interconnection revenues from other wireless network operators. See "-- Interconnection". Monthly access fees for some plans include free airtime and/or discounts for designated calling numbers.

     SK Telecom currently offers five basic types of service plans, the Speed011 rate plans, the TTL plans, the Ting plans, the UTO plans and the CARA plans. We also offer June plans, designed for multimedia wireless data service using CDMA2000 1xEV-DO technology, and Free plans offering free airtime on weekends or between 12 am and 6 am on weekdays for an additional monthly fee of Won 10,000 to Won 15,000. As of April 30, 2003, approximately 33.1% of our subscribers subscribed to the Standard rate plan, which is one of the Speed011 rate plans.

     Higher rate plans generally include a fixed monthly amount of usage time while the lower rate plans are generally usage-based. The monthly access fees for the Speed011 plans range from Won 12,000 to Won 52,000, and generally target the adult market segment. The monthly access fees for the TTL plans range from Won 16,500 to Won 17,500 and target young adults between the ages of 19 and 24. The monthly access fees for the Ting plans range from Won 13,500 to Won 16,000 and generally target youths between the ages of 13 and 18. The monthly access fees for the UTO plans range from Won 15,000 to Won 18,000 and generally target wireless users between the ages of 25 and 35.

     Following the successful 2001 launch of the Ting plans and the UTO plans, we introduced a new service plan, CARA in August 2002. The monthly access fees for the CARA plans range from Won 13,500 to Won 15,500 and is exclusive to female subscribers. CARA plans offer benefits designed for women, such as discounts to hair salons, spas, on-line shopping, restaurants and offers free gift certificates and discounts for Lotte department store, women's magazines, personal hygiene products and travel packages.

     In November 2002, we introduced the June plans, a new set of rates designed for subscribers using our CDMA 1xEV/DO service. These plans charge monthly access fees of between Won 5,000 and Won 50,000. Under a standard rate plan, subscribers to June are charged based on the amount of data transmitted, measured in packets of 512 bytes. The rates per packet differ according to the type of content.

     After discussions with the MIC, effective from January 1, 2003, we reduced our Standard rate plan's monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. See "Operating and Financial Review and Prospects -- Overview".

     For all calls made from our subscribers' handsets in Korea to any destination in Korea, we charge usage fees based on the subscriber's cellular rate plan (as described in the table below). The fees are the same whether the call is local or long distance. With respect to international calls placed by a subscriber, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See
"-- Interconnection".

     The following table summarizes some of SK Telecom's popular cellular rate plans as of April 30, 2003:

                                                                   PEAK                OFF-PEAK             NIGHT-TIME
                          MONTHLY       INCLUDED AIRTIME/      USAGE CHARGES         USAGE CHARGES         USAGE CHARGES
                         ACCESS FEE      DISCOUNT(1)(2)     (PER 10 SECONDS)(2)   (PER 10 SECONDS)(2)   (PER 10 SECONDS)(2)
                       --------------   -----------------   -------------------   -------------------   -------------------
SPEED011 PLANS
Standard.............  W14,000S15,500   10 minutes                W   20                W   13                W   10
Premium..............   52,000S55,000   380 minutes                   17                    11                     9
Family...............          14,000   5 minutes                     18                    12                     9
Silver(3)............          12,000   20 minutes                    38                    38                    38
View(4)..............           9,100   10 minutes                    60                    60                    60
TTL PLANS
TTL Discount(5)......   16,000S17,500   7 minutes                   9S21                  9S20                  9S11
TING PLANS
Ting.................   13,500S16,000   50S60 minutes              12S37                 12S24                  9S18
UTO PLANS
Time Plan & Number
  Plan...............   16,000S18,000   Free text                     21                    17                    12
                                        messages
Leisure..............   15,000S16,500   Free text                     40                     9                     9
                                        messages
CARA PLANS
Standard.............   14,000S15,500   7S10 minutes              W   20                W   13                W   10
Daytime discount.....   14,000S15,500   7 minutes and 30%             34                    15                    --
                                        discount
Discount on
  Designated
  Numbers............   13,500S15,000   7 minutes and 40%             36                    18                    --
                                        discount
JUNE PLANS(6)
June 50..............           5,000   (7)
June 95..............           9,500   (8)
June 150.............          15,000   (9)
June 250.............          25,000   (10)
"FREE" PLANS
Free Holiday.........                   (11)
Free Night...........                   (12)
Free Eleven..........                   (13)

---------------

(1) Discounts may include free text messages, ring tone downloads, colorings and NATE minutes.

(2) Excludes a 5% discount on domestic calls for customers who have subscribed to our cellular services for over 2 years; a 7% discount for customers who have subscribed to our cellular services for 3 to 4 years; and a 10% discount for customers who have subscribed to our cellular services for over 5 years.

(3) Subscribers must be 65 years old or older and each subscriber is limited to one silver Plan.

(4) Plan for hearing and speech impaired subscribers. Additional benefits include free activation and 35% discount for voice service, data service and text messages.

(5) Includes TTL plan for designated numbers, designated area and TTL plan for couples.

(6) June plan is only applicable to data services. Subscribers who elect June plans must also subscribe to one of the basic plans.

(7) Won 13,000 (Won 10,000 for payment by packet), 30% discount for minutes exceeding given free minutes.

(8) Won 32,500 (Won 25,000 for payment by packet), 50% discount for minutes exceeding given free minutes.

(9) Won 65,000 (Won 50,000 for payment by packet), 70% discount for minutes exceeding given free minutes.

(10) Won 156,000 (Won 120,000 for payment by packet), 80% discount for minutes exceeding given free minutes.

(11) 11 hours of free weekend airtime for an additional Won 10,000 per month.

(12) 11 hours of free airtime between 12 pm and 6 am for an additional Won 10,000 per month.

(13) 11 hours of free airtime exceeding the average number of minutes used in September and October 2002 for an additional Won 15,000 per month.

     We offer a variety of value-added services including voice-activated calling, voice mail, text messaging, caller ID and call waiting. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services.

     We offer wireless data services to our subscribers through NATE. Subscribers using SK Telecom's CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a per-use basis. Standard rates for NATE range from Won 7 to Won 15 for ten seconds of airtime. Since April 23, 2001, subscribers using our CDMA 1xRTT network are charged based on the amount of data that is transmitted to the subscriber's handset. The data transmitted is measured in packets of 512 bytes. We charge Won 6.5 per text packet and Won 1.3 per multimedia packet. Prior to April 23, 2001, our CDMA 1xRTT subscribers were charged time-based fees.

     We offer wireless multimedia data services through June. Under a standard rate plan, subscribers to June are charged based on the amount of data transmitted, measured in packets of 512 bytes. The rates per packet differ according to the type of content. Text data, voicemail, VOD/MOD and Internet service are charged at Won 6.5, Won 2.5, Won 1.3 and Won 1.5 per packet, respectively. For a limited time until the end of June 2003, subscribers may elect to pay a fixed monthly fee for a certain amount of airtime and be charged for data usage per content, ranging from Won 200 to Won 1,500. We are currently offering this special rate plan to promote this new service. After this promotion period, subscribers to this rate plan will automatically be switched to the "June 250" plan, at a monthly access fee of Won 25,000.

     We require new subscribers (other than some corporate and government subscribers) to post a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber's outstanding account balance. In lieu of posting the facility deposit, subscribers may elect to pay a Won 10,000 premium for three years of coverage to the Seoul Guarantee Insurance Company. We pay the Won 10,000 premium to the Seoul Guarantee Insurance Company for future years on behalf of subscribers who have subscribed with us for at least three years. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to all existing subscribers who had initially made a facility deposit and later elect the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers.

     Because we have been designated by the MIC as a "market dominant service provider", our establishment or amendment of fees, charges, and terms and conditions of service, including promotional rates and facility deposits, requires prior approval by the MIC.

     In December 2000, with effect from September 1, 2001, the National Assembly abolished the 10.0% telephone tax previously charged to our customers as part of their monthly service charges. Since September 1, 2001, we have instead charged our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

SUBSCRIBERS

     We had 17,721,026 subscribers as of April 30, 2003, representing a market share of 53.7%, the largest market share among Korean wireless service providers. We believe that our subscriber growth has been due to many factors, including:

     - our expansion and technical enhancement of our digital network, including with high-speed data capabilities;

     - increasing consumer awareness of the benefits of wireless telecommunications;

     - until June 2000, when the MIC prohibited subsidies on handset sales, the decline in handset prices in Korea through the payment of subsidies to subscribers, which effectively lowered the cost of initiating service;

     - an effective marketing strategy;

     - our focus on customer service;

     - the introduction of new, value-added services, such as voicemail services, call-forwarding, caller ID, three-way calling and wireless data and Internet services provided by NATE; and

     - our acquisition of Shinsegi.

     The following table sets forth selected historical information about our subscriber base for the periods indicated:

                                                           AS OF OR FOR THE
                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                 2000(1)         2001           2002
                                                ----------     ---------     ----------
Subscribers...................................  14,452,683(2)  15,179,063    17,219,562
Subscriber Growth Rate........................        42.9%          5.0%          13.4%
Activations...................................   4,887,144(3)  3,822,278(3)   4,769,612
Voluntary Deactivations.......................   2,970,384(4)  1,733,155(4)   2,207,345
Involuntary Deactivations.....................   1,183,264(5)  1,362,743(5)     521,768
Average Monthly Churn Rate(6).................         2.8%          1.7%           1.4%

---------------

(1) As of April 1, 2000, Shinsegi had 3,608,816 subscribers.

(2) Includes 3,517,831 Shinsegi subscribers as of December 31, 2000 and 3,311,774 as of December 31, 2001.

(3) Includes number of activations for Shinsegi, which amounted to 851,926 for the nine months ended December 31, 2000 and 810,585 for the year ended December 31, 2001.

(4) Includes number of voluntary deactivations for Shinsegi, which amounted to 772,219 for the nine months ended December 31, 2000 and 651,572 for the year ended December 31, 2001.

(5) Includes number of involuntary deactivations for Shinsegi, which amounted to 170,692 for the nine months ended December 31, 2000 and 365,070 for the year ended December 31, 2001.

(6) Average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA 1xEV/DO-capable handsets by terminating their service and opening a new subscriber account.

     We had 17,721,026 subscribers as of April 30, 2003. For the four months ended April 30, 2003, we had 1,247,830 activations, 483,152 voluntary deactivations and 263,214 involuntary deactivations, representing an average monthly churn rate of 1.1% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year (454,795 subscribers as of April 30, 2003) and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history (643,282 subscribers as of April 30, 2003).

     Our subscriber growth rate has been adversely affected by actions we took to comply with certain requirements of the FTC regarding our acquisition of Shinsegi. The FTC approved our acquisition of Shinsegi on the condition that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. As of June 30, 2001, our market share was approximately 49.7%, so we are no longer subject to this restriction. We expect our subscriber growth rate to continue to decline in future periods.

     As of April 30, 2003, approximately 11.3 million, or 83.2%, of our subscribers owned WAP-enabled handsets including approximately 11.6 million, or 65.5%, of which owned handsets capable of accessing our CDMA 1xRTT network.

MARKETING AND SERVICE DISTRIBUTION

     We market our services and provide after-sales service support to customers through 29 sales centers, 52 branch offices and a network of 1,533 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 200,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, which includes completing subscription applications and accepting facility deposits or arranging for insurance with Seoul Guarantee Insurance Company.

     Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer as well as an average ongoing commission calculated as a percentage of that subscriber's monthly access and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, which provides interest-free or low-interest loans of up to Won 500 million with a repayment period of up to three years.

     We operate a customer information system designed to provide us with an extensive customer database. Our customer information system includes a billing system which provides us with comprehensive account information for internal purposes and enables us to efficiently respond to customer requests. In May 2000, we launched 011e-station.co.kr, a website through which SK Telecom customers can change their service plans, verify the charges accrued on their accounts, receive their bills online and send text messages to our other subscribers.

     When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. We have implemented a range of marketing measures, including more extensive promotions to attract new customers as well as to discourage migration of our existing subscribers to other service providers. In 2001, advertising expenditures as a percentage of revenues amounted to 4.1%, principally for promotion of our voice and wireless data services. Our marketing expenses were lowered during the first half of 2001 due to the elimination of handset subsidies and our efforts to satisfy the FTC-imposed condition that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In 2002, advertising expenditures amounted to 4.8% of our revenues.

INTERCONNECTION

     Our networks interconnect with the public switched telephone networks operated by KT Corporation and Hanaro and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a government agency under the MIC. We estimate that approximately 20.6% in 2001 and approximately 19.4% in 2002 of our incoming and outgoing calls originated from or were routed to the networks of KT Corporation and Hanaro or the international gateways of KT Corporation, DACOM and Onse. In April 2002, the MIC announced new interconnection arrangements which reduced the interconnection fees payable among Korean wireless operators effective January 1, 2002 by between 10.2% and 28.1%, depending upon the operators involved. See "-- Law and Regulation -- Interconnection" and "Operating and Financial Review and Prospects -- Overview -- Revenue".

     For 2002, our total interconnection revenues were Won 1,043.2 billion and our total interconnection expenses were Won 752.1 billion.

  DOMESTIC CALLS

     Guidelines issued by the MIC require that all interconnection charges levied by a regulated carrier be based on the actual costs to that carrier of carrying a call, or based on imputed costs. The interconnecting parties are required to calculate the relevant imputed costs on an annual basis. In the event of a dispute regarding the imputed costs, the Korea Communications Commission is empowered to act as arbitrator.

     Wireless-to-Fixed-line. According to SK Telecom's interconnection arrangement with KT Corporation, for a call from our wireless network to KT Corporation's fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT Corporation the interconnection charges based on KT Corporation's imputed costs.

     Fixed-line-to-Wireless. In December 1997, the MIC announced new interconnection arrangements for calls from a fixed-line network to a wireless network. Under these arrangements, effective January 1, 1998, for a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator was to collect our usage fee from the fixed-line user and pay us an interconnection charge based on our imputed costs. Interconnection with KT Corporation accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

     For 2000, KT Corporation's payments to network service providers were calculated based on a discount of 7.76% to our actual imputed costs in 1998 and for 2001, a discount of 14.92%. According to this calculation, KT Corporation was required to pay interconnection charges of Won 68.94 per minute (exclusive of value-added taxes) for fixed-line to mobile calls to network operators in 2000 and Won 63.59 per minute in 2001.

     In April 2002, the MIC announced new interconnection arrangements effective January 1, 2002 which reduced the interconnection fees payable among Korean wireless operators effective May 1, 2002 by between 10.2% and 28.1%, depending upon the operators involved. For 2002, KT Corporation's payments to network service providers were calculated based on a discount of 28.1% to our actual imputed costs for 2000. According to this calculation, KT Corporation was required to pay interconnection charges of Won 45.7 per minute (exclusive of value-added taxes). This was reduced to Won 41.0 per minute for 2003. The charges above have been agreed among the parties involved and confirmed by the MIC.

     Wireless-to-Wireless. There were no interconnection charges for calls between wireless telephone networks in Korea prior to 2000. The MIC implemented interconnection charges for such calls starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is based on SK Telecom's imputed cost, which was Won 45.7 per minute for 2002. This was reduced to Won 41.0 per minute for 2003. Our revenues from the wireless-to-wireless charge were Won 365.6 billion (including Won 86.1 billion for Shinsegi) in 2000 and Won 435.2 billion (including Won 86.6 billion for Shinsegi) in 2001 and Won 350.9 billion in 2002. Our expenses from these charges were Won 429.6 billion (including Won 106.7 billion for Shinsegi) in 2000, Won
496.0 billion (including Won 105.5 billion for Shinsegi) in 2001 and Won 482.7 billion in 2002. The charges above have been agreed among the parties involved and confirmed by the MIC.

  INTERNATIONAL CALLS

     With respect to international calls, if a call is initiated by a wireless subscriber, we bill the wireless subscriber for the international charges of KT Corporation, DACOM or Onse, and in general we are required to remit to KT Corporation, DACOM or Onse, as the case may be, interconnection charges equal to the international charges less our own usage charges. If an international call is received by our subscriber, KT Corporation pays interconnection charges to us based on our imputed costs. Notwithstanding the foregoing, our interconnection agreement with DACOM provides that we are only required to pay to DACOM international interconnection charges to the extent that we collect the applicable international charge from our subscriber based on billing information provided by DACOM. We remit to Onse the interconnection portion of the international charge that our subscribers are charged by us based on our calculation for billing. We include only net international call revenues (net of any interconnection payments) in our sales.

  INTERNATIONAL ROAMING ARRANGEMENTS

     We currently have CDMA automatic roaming agreements with several wireless telecommunications service providers, including Verizon Wireless in the United States, KDDI of Japan, Telstra of Australia, China Unicom in China, Hutchison Telecom of Hong Kong , Telecom New Zealand in New Zealand, Telus Mobility in Canada, Guamcell in Guam and CAT in Thailand. We plan to enter into similar arrangements with other wireless telecommunications service providers.

     We have also begun to introduce inter-standard roaming which allows our subscribers to roam on networks employing GSM technology and vice-versa. From March 2002, we have established a roaming arrangement with Telefonica Moviles Espana S.A. of Spain. Under this arrangement, GSM subscribers can use their own SIM cards (Subscriber Information Module Card) with CDMA handsets that are compatible with such GSM SIM cards by renting such CDMA handsets from us. Roaming users are able to receive calls made to their normal mobile telephone numbers. We are seeking to enter into these arrangements with many GSM operators worldwide. As of April 30, 2003, we had entered into inter-standard roaming agreements with 48 operators.

DIGITAL CELLULAR NETWORK

     We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks. SK Telecom operates a CDMA network which currently reaches approximately 99% of the population, and a CDMA 1xRTT network which currently reaches approximately 80% of the population. Shinsegi operated a CDMA network prior to its merger into SK Telecom that we completed decommissioning in July 2002.

  CDMA NETWORKS

     In January 1996, SK Telecom introduced a digital wireless network based on CDMA technology. This network has been the core platform for our wireless telecommunications business. CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. CDMA technology provides customers with a high degree of call quality and security.

     CDMA technology is currently in commercial operation in several countries including Korea, Hong Kong and the United States. A majority of the digital wireless networks currently in use around the world are based on either the European Global System for Mobile Communication standard or other time division multiple access technologies. Unlike the continuous digital transmission method of CDMA technology, these technologies break voice signals into sequential pieces of a defined length, place each piece into an information conduit at specific intervals and then reconstruct the pieces at the end of the conduit.

     We completed the decommissioning the CDMA network formerly owned and operated by Shinsegi in July 2002. In areas where Shinsegi's former network no longer operates, Shinsegi's former subscribers are able to roam on SK Telecom's CDMA network.

  CDMA 1XRTT NETWORK

     In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks) and constitutes what is sometimes referred to as a 2.5G network. As of April 30, 2003 our CDMA 1xRTT network currently covers 81 cities in Korea, approximately 80% of the population. In areas where the CDMA 1xRTT network is currently unavailable, CDMA 1xRTT-enabled handsets are capable of accessing the CDMA network.

     Unlike our CDMA network, our CDMA 1xRTT network has been designed to be upgraded in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a CDMA-based technology, similar to CDMA 1xRTT, which enables data to be transmitted at speeds of up to

2.4 Mbps. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. We are expanding our CDMA 1xEV/DO network and completed the upgrade in 81 cities in Korea at the end of 2002. This network permits 3G capabilities. A significant portion of our capital expenditures is expected to be used for the future expansion and upgrading of our CDMA 1xRTT network as well as our CDMA 1xEV/DO network. For details of our capital expenditure plans relating to CDMA 1xRTT, see "Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

  W-CDMA NETWORK

     W-CDMA is a 3G level high capacity wireless communication system that is expected to enable us to offer a wider range of telecommunication services, including cellular, paging, data communications, video-conferencing, multimedia services and satellite communications. For more information about our capital expenditure plans relating to W-CDMA, see "-- Planned W-CDMA Network" and "Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

  NETWORK INFRASTRUCTURE

     The principal components of our wireless networks are:

     - cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

     - base station transceiver subsystems, which manage the radio transmission by the equipment located at one or more cell sites, including radio-channel management, message transport and hand-off of calls between cell sites;

     - switching stations, which switch calls to the proper destinations; and

     - leased lines, microwave links or other connections which link the switching stations, cell sites and the public switched telephone networks of KT Corporation and Hanaro.

     The following table sets forth some basic information about our wireless networks at April 30, 2003:

                                                             CELL SITES   SWITCHING STATIONS
                                                             ----------   ------------------
CDMA Network (excluding CDMA 1xRTT)........................    4,851              56
CDMA 1xRTT Network.........................................    2,691              43
CDMA 1xEV/DO Network.......................................    2,650              --

     We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics, Hyundai Syscomm and Samsung Electronics. We have purchased from Samsung Electronics substantially all of the equipment for our CDMA 1xRTT network. Several manufacturers, including Samsung Electronics, Hyundai Syscomm, LG Electronics, Motorola Korea, Inc., and Sewon Telecom Ltd., currently produce handsets for use on our CDMA and CDMA 1xRTT networks. Samsung Electronics, SK Teletech and Motorola Korea, Inc. currently manufacture most of the handsets for use on our CDMA 1xEV/DO Network.

     Under applicable Korean law, Korean fixed-line operators may not decline to provide leased line services to us without reasonable cause. We have completed installation of substantially all optical fiber lines between our switching stations. In addition, we own several microwave links in areas to serve certain sections of the network formerly owned and operated by Shinsegi. We have also installed optical fiber lines linking base stations with switching stations and other base stations. Where we have not installed optical fiber lines, we continue to use lines leased by us from KT Corporation. KT Corporation's fixed charges for the leased lines are based on line capacity, length and type.

     We use a cellular network surveillance system. This system oversees the operation of cell sites and allows us to monitor our main equipment located throughout the country from one monitoring station. The automatic inspection and testing provided to the cell sites lets the system immediately rebalance to the most suitable setting, and the surveillance system provides automatic dispatch of repair teams and quick recovery in emergency situations.

OTHER INVESTMENTS AND RELATIONSHIPS

     We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

     - Wireless Application Developers and Content Providers. As part of our strategy to develop additional applications and content for our wireless data services, we invest in companies which develop wireless applications and provide Internet content, including content accessible by users of our wireless networks. These investments include:

      - Korean Technology and Content Providers. We hold investments in approximately 36 Korean companies, with an aggregate book value of approximately Won 33.0 billion as of December 31, 2002, which develop technology and content for use in our fixed-line and wireless data and Internet businesses and for continuing development of our multimedia platforms and networks.

      - Joint Ventures. We own a 50% interest in a joint venture with Hewlett-Packard Company to support development of next generation wireless multi-media and mobile commerce services and a 50% interest in a joint venture with Qualcomm Incorporated, formed for the purpose of funding venture startup companies engaged in development and commercialization of new applications or services utilizing CDMA technology. We have committed to invest US$5 million in each of these ventures. In addition, on March 20, 2003, we entered into an agreement to establish a joint venture company with China Unicom, China's second largest mobile phone operator and exclusive CDMA wireless service provider, to develop wireless Internet platform and content.

      - Mobile Broadcasting Corporation. As of December 31, 2002, we have invested a total of Won 27.2 billion to acquire a 10.5% interest in Mobile Broadcasting Corporation, or MBCO, a wireless multimedia company in Japan. MBCO is a developer and provider of content and technology related to wireless multimedia services and is planning to develop new services in Satellite DMB. We have invested in this company for cooperation in this new area of business. See "Information on the Company -- Business Overview -- Wireless Internet
        Services -- Multimedia".

     - Foreign Wireless Telecommunications Operators. We have investments in the following wireless telecommunications operators:

      - Skytel. In July 1999, we acquired a 27.8% equity interest in Skytel, Mongolia's second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of March 31, 2003, Skytel had approximately 47,500 subscribers. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installing the equipment necessary to provide WAP service. Other investors have invested in Skytel. As a result, as of December 31, 2002, our equity interest in Skytel is 28.6%.

      - Daghestan Cellular Network. In October 2000, we acquired a 49.0% equity interest in Daghestan Cellular Network, Daghestan's exclusive cellular provider, in return for analog infrastructure. As of December 31, 2002, our total equity investment in Daghestan Cellular Network amounted to Won 1.0 billion. We plan to sell our stake in this company before June 30, 2003.

      - SLD Telecom. In a series of transactions during 2000, we entered the Vietnam CDMA market through the acquisition of a 53.8% equity interest of SLD Telecom Pte. Ltd. in return for an investment of US$1.35 million. SLD Telecom entered into an agreement with Saigon Post & Telecommunication Services Corporation to provide CDMA service throughout Vietnam. We expect to commence CDMA service through Saigon Post & Telecommunication Service Corporation in July 2003. We are contractually obligated to make investments of up to US$80.7 million in

        SLD Telecom through 2016. We have invested US$9.9 million as of December 31, 2002 and plan to invest up to US$33 million in 2003.

     - Other Investments.  Our other investments include:

      - KT Corporation. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. By participating in this privatization, we acquired 9.6% of KT Corporation's common stock and Won 332.0 billion principal aggregate amount of bonds issued by KT Corporation that can be exchanged at our option for 1.8% of KT Corporation's common stock. The exchangeable bonds bear interest at an annual rate of 3.0% and mature in 2005. KT Corporation is Korea's principal fixed-line operator and the parent of KT Freetel, one or our principal wireless competitors. We purchased 29,808,333 shares of common stock of KT Corporation for Won
        1.6 trillion and bonds exchangeable into 5,589,666 shares of such common stock for Won 332.0 billion. We funded our investment in shares and exchangeable bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt. We invested in KT Corporation principally for the defensive purpose of preventing any particular corporation from controlling KT Corporation in order to preserve the neutrality of the local telephone network and protect our business activities from our competitors. We also believed that while we are a major shareholder of KT Corporation, KT Corporation may be less likely to sell shares in us without prior consultation with us. Consequently, on July 16, 2002, we sold all of the exchangeable bonds of KT Corporation which we owned to several Korean institutional investors for an aggregate sale price of Won 340.3 billion. We used the proceeds of the sale to repay short-term debt and for general corporate purposes. In December 2002, KT Corporation and we agreed on a share exchange transaction at a share price of Won 50,900 for 29,808,333 shares of KT Corporation (total value of Won 1.5 trillion) and Won 224,000 for 8,266,923 of our shares (total value of Won 1.9 trillion). As Korean regulations do not allow partial cancellation of shares a company buys back, the purchase of the shares from KT Corporation was executed in two separate stages. In December 2002, we bought 4,457,635 shares (5% of KT Corporation's holding in SK Telecom) that were subsequently cancelled in order to maximize our shareholders' value. In January 2003, we bought the remaining 3,809,288 shares (4.3% of KT Corporation's holding in SK Telecom). We designated these shares as treasury stock for use in any future mergers and acquisitions transactions and strategic alliances or other corporate purposes to be determined by us. As a result of the share swap, all cross-holdings between KT Corporation and us have been completely eliminated. See "Key Information -- Risk Factors -- Sales of our Shares by KT Corporation, companies in the SK Group, POSCO and/or other large shareholders may adversely affect the prices of our common stock and the ADSs."

      - Hanaro. As of December 31, 2002, we owned a 5.7% interest in the outstanding capital stock of Hanaro, a consortium led by DACOM which was awarded Korea's second local fixed-line service license in 1997. For more information, see note 4 of our notes to consolidated financial statements.

      - Powercomm. We currently own a 5.0% interest in Powercomm Corporation with a book value as of December 31, 2002 of Won 29.7 billion. For more information, see note 4 of our notes to consolidated financial statements. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea. We have no current plans to either increase or decrease our investment in Powercomm.

      - SKC&C. We currently own a 30.0% equity interest in SKC&C Co., Ltd. with a book value as of December 31, 2002 of Won 39.7 billion. SKC&C is an information technologies services provider. Substantially all of SKC&C's revenue is generated from services provided to member companies of the SK business group, including us. We are party to several service contracts with SKC&C related to development and maintenance of our information technologies systems. See "Major Shareholders and Related Party Transactions Certain Relationships and Related Party Transactions".

      - SK Group Japan Co., Ltd. In December 2001, we invested Won 5.3 billion in SK Group Japan Co., Ltd., a trading company. We held a 16.5% equity interest in SK Group Japan with an acquisition cost of Won 16.4 billion, which was written off due to an impairment.

      - SK Communications. In August 2002, we purchased a 44.5% interest from Mirae Corporation in Lycos Korea, one of Korea's leading Internet portals, for Won 12.3 billion. Subsequently, we subscribed for additional shares in Lycos Korea and increased our interest in Lycos Korea to 78.3%. Lycos Korea was renamed SK Communications after it acquired Netsgo Co., Ltd. and business rights to Nate.com service in November 2002. SK Communications subsequently consolidated services from Lycos and Nate.com to offer portal service on-line.

     In February 2001, we transferred our paging business to Real Telecom and received a 9.9% interest in Real Telecom, as well as bonds with a principal amount of Won 9.5 billion, which can be converted into an additional 7.8% interest in Real Telecom.

     We have entered into long-term strategic cooperation agreements with each of China Mobile and China Unicom to jointly develop CDMA technology-based services. Since June 2001, we have been providing consulting services in CDMA network design, equipment procurement, testing and optimization in three provinces in China as well as training for Chinese engineers. On March 20, 2003, we entered into an agreement with China Unicom to establish a joint venture company to engage in providing wireless Internet services in China and to provide consulting services for the construction and operation of the wireless Internet platform. We own a 49% equity interest in the joint venture, initially capitalized at $6 million. We will take the necessary steps to obtain a business license and build the wireless Internet platform through a Joint Venture Company Business Arrangement Committee. In accordance with legal procedures in China, the business license will be in effect after June 2003. We are currently planning to launch wireless Internet services in China by September 2003.

     We have from time to time engaged in discussions with several wireless telecommunications services providers about strategic relationships of various types and have certain technology development and sharing agreements with NTT DoCoMo and Sprint PCS.

     We may consider investing in a Korean credit card business, subject to favorable market conditions. We believe that investing in a credit card business would better enable us to expand our wireless credit and payment system, improve our mobile credit card technology, enhance our ability to develop and introduce mobile commerce services and allow us to diversify our marketing activities in the area of wireless financial transactions.

COMPETITION

     We were Korea's only provider of cellular telecommunications services until April 1996, when Shinsegi began offering its CDMA service using 10 MHz of spectrum in the 800 MHz band under a license issued in 1994. In 1996, the Government issued three additional licenses to KT Freetel, LG Telecom and Hansol PCS to operate CDMA services, each using 10 MHz of spectrum in the 1700-1800 MHz band. Each of KT Freetel, LG Telecom and Hansol PCS commenced operation of its CDMA service in October 1997.

     Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com's outstanding shares and renamed the company KT M.Com. KT M.Com merged into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably as a privatized business. KT Corporation has a 42.86% interest in KT Freetel as of March 31, 2003. Such consolidations have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings and our competitors have become stronger.

     Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/DO technology and other technologies such as W-CDMA and cdma2000. In

November 2000, we launched the world's first CDMA 1xRTT network, which enables us to provide advanced data services. Since then our two principal competitors, KT Freetel and LG Telecom, have also launched networks using CDMA 1xRTT technology. We completed the upgrading of our networks to CDMA 1xEV/ DO technology in 81 cities in Korea at the end of 2002. KT Freetel has expanded its CDMA 1xEV/DO network to cover 45 cities in Korea as of March 31, 2003. In addition, we and our competitors also have the rights to acquire licenses to provide 3G services using W-CDMA technology (in the case of us and KT Freetel) or cdma2000 technology (in the case of LG Telecom). We believe that the introduction of these technologies by us and our competitors is likely to have significant effects on our competitive environment and that our ability to compete effectively will depend in part upon the relative skill and efficiency with which we and our competitors are able to implement these new technologies. We could be harmed if we fail to timely adapt to technological or other changes in the telecommunications sector. See "Key Information -- Risk
Factors -- Competition may reduce our market share and harm our results of operation and financial condition".

     As of April 30, 2003, according to the MIC, KT Freetel and LG Telecom had 10,426,897 and 4,844,090 subscribers, respectively, representing approximately 31.6% and 14.7%, respectively, of the total number of wireless subscribers in Korea on such date. As of April 30, 2003, we had 17,721,026 subscribers, representing a market share of approximately 53.7%.

     The entry of new providers of wireless services to the Korean telecommunications market and subsequent consolidation in the wireless services market have had and may continue to have a material effect on our existing and future revenues and profitability. For a description of the risks associated with the competitive environment in which we operate, see "Key
Information -- Risk Factors -- Competition may reduce our market share and harm our results of operation and financial condition".

     Under current government regulations, as the designated market dominant service provider for wireless network services, we must obtain prior MIC approval for a change in our wireless telecommunications service rates, although our competitors may change their rates at their discretion. The MIC gave new entrants similar price advantages when DACOM started competing with KT Corporation in international long distance service in 1991 and domestic long distance service in 1996. On April 9, 2003, the MIC announced its plan to adopt a "reserved reporting" system for setting new rates as a measure to relax the stringent regulation on pricing. Under the "reserved reporting" system, we would have to report our proposed new rate plan with the MIC in order to change our rates. Unless the MIC objected to the proposed rate plan within a certain period of time, such rates would be automatically adopted. We believe that this system would give us greater flexibility in setting our wireless communications service rates in response to market conditions in a timely manner, but we can give no assurance that such a system will be adopted as currently contemplated, or at all, or that the rates allowed by such a system will allow us to remain profitable.

     For a description of our rates and subscription plans, see "-- Revenues, Rates and Facility Deposits". In addition, the FTC approved our acquisition of Shinsegi on two conditions. First, the FTC required that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations, adopted more stringent involuntary deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 to June 30, 2001. As of June 30, 2001, our market share was approximately 49.7%, so we are no longer subject to this restriction. However, the required reduction in our market share has had an adverse effect on our results of operations and may have an on-going negative effect on our competitive position. Second, the FTC imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech, until December 31, 2005. This restriction does not apply to W-CDMA handsets.

     In February 1997, member governments of the World Trade Organization, or WTO, reached the WTO Agreement on Basic Telecommunications Services, which became effective in November 1997. As part of this agreement and to expedite the opening of the telecommunications market and promote competition, the Government has amended the Telecommunications Business Law several times to, among other things, increase the allowed foreign shareholding ownership threshold (up to an aggregate of 49.0%) and participation in telecommunications service providers, including us.

     While we believe that these measures will enable us to more easily take advantage of opportunities for investments in overseas telecommunications projects, they have increased and may in the future increase competition and the financial and technological resources of our competitors in the domestic market.

LAW AND REGULATION

  OVERVIEW

     Korea's telecommunications industry is subject to comprehensive regulation by the MIC, which is responsible for information and telecommunications policies, radio and broadcasting management, postal services and postal finances. The MIC regulates and supervises a broad range of communications issues, including:

     - entry into the telecommunications industry;

     - scope of services provided by telecommunications service providers;

     - allocation of radio spectrum;

     - setting of technical standards and promotion of technical standardization;

     - rates, terms and practices of telecommunications service providers;

     - customer complaints;

     - interconnection and revenue-sharing between telecommunications service providers;

     - disputes between telecommunications service providers;

     - research and development budgeting and objectives of telecommunications service providers; and

     - competition among telecommunications service providers.

     Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the MIC for each of the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using W-CDMA technology. Our cellular license is valid for an indefinite term and our W-CDMA license is valid for 15 years starting from 1999.

     The MIC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules and regulations, including the rules restricting beneficial ownership and control, or the conditions of our licenses. A network services provider that wants to cease its business or dissolve must obtain MIC approval.

     The MIC has stated that its policy is to promote competition in the Korean telecommunications market through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. While all network service providers are subject to MIC regulation, we are subject to increased regulation because of our position as the dominant wireless telecommunications services provider in Korea.

  RATE REGULATION

     Most network service providers must report to the MIC the rates and contractual terms for each type of service they provide, but generally set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the MIC. In each of the years in which this requirement has been applicable, the MIC has designated us, for wireless telecommunications service, and KT Corporation, for local telephone service, as dominant network service providers subject to this approval requirement. In addition, as a condition to its approval of our acquisition of Shinsegi, the FTC required that Shinsegi submit its rates and terms to MIC for approval. As a condition to its approval of SK Telecom's merger with SK IMT, the MIC required that we submit the rates for our third generation mobile services using W-CDMA technology to MIC for approval prior to the launch of such services. The MIC's policy is to approve rates if they are appropriate, fair and reasonable and if they are calculated in a transparent and appropriate manner. It may order changes if it deems the rates to be unreasonable or against public policy. On April 9, 2003, the MIC announced its plan to adopt a "reserved reporting" system for setting new rates as a measure to relax the stringent regulation on pricing. Under the "reserved reporting" system, we would have to report our proposed new rate plan with the MIC in order to change our rates. Unless the MIC objected to the proposed rate plan within a certain period of time, such rates would be automatically adopted. Although we believe that this system would give us greater flexibility in setting our wireless communications service rates in response to market conditions in a timely manner, we can give no assurance that such a system will be adopted as currently contemplated, or at all, or that the rates allowed by such a system will allow us to remain profitable.

  INTERCONNECTION

     Dominant network service providers such as ourselves that own essential infrastructure facilities or that possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The MIC sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT Corporation, DACOM, Onse and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the MIC grants permits to additional telecommunications service providers.

  NETWORK CO-SHARE

     In December 2002, the MIC implemented a network co-share system that permits the wireless application protocol gateway, or WAP Gateway, of a fixed-line operator to connect to a wireless network service provider's IWF (inter-working function) device. IWF is a device that connects cellular network with an IP (Internet Protocol) network while WAP Gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. As of May 2003, only KT Corporation has connected to our IWF and commenced service, although it has yet to begin actively promoting its services to our subscribers. In addition, the MIC has requested that we provide customer billing service to third-party content providers who are seeking to provide their content directly to our subscribers without going through our NATE portal. Third-party content providers have not been able to provide their content service directly to our subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the services available on our NATE platform.

  CONTRIBUTIONS TO FUND FOR DEVELOPMENT OF INFORMATION TELECOMMUNICATIONS

     The MIC has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. For 2003, the MIC recommends that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC. Although these recommendations are not mandatory, we have in the past contributed recommended amounts and expect that we will continue to do so in the future. Our contribution to this fund in 2000 was Won 38.3 billion (including Won 0.6 billion for Shinsegi) based on the MIC recommendation of 1.5% of MIC-calculated revenues for 2000. Our contribution to this fund in 2001 was Won 23.0 billion

(including nil for Shinsegi) based on the MIC-recommended minimum level of contribution of 1.0% of MIC-calculated revenues for 2001.

     In May 2002, the MIC announced significant changes to the government contribution system. Starting from 2002, the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us who are required to provide interconnection with their telecommunications network) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales and recorded net profits for the previous year. Under the policy, the amount of the annual contribution does not need to exceed the net profit of each company. Our contribution to this fund in 2002 was Won 58.6 billion based on the new MIC recommendation of 0.75% of MIC-calculated revenues for 2002.

  PARTICIPATION IN UNIVERSAL SERVICE PROVIDER PROGRAM

     All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers whose net annual revenue is less than an amount determined by the MIC (currently set at Won 5 billion) are required to provide "universal" telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and the low-income citizens or contribute toward the supply of such universal services. The MIC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 30% discount of our monthly fee for cellular services to the handicapped and the low-income citizens. The size of a service provider's contribution is based on its net annual revenue (calculated pursuant to MIC guidelines which differ from our accounting practices). In 2002, we paid Won 28.9 billion, which was our estimated contribution amount based on our net annual revenue for our fiscal year 2001 pursuant to MIC guidelines. We received a refund in the amount of Won
1.8 billion from the MIC after calculating our required contribution amount based on our net annual revenue for our fiscal year 2001, which effectively reduced our actual contribution amount to Won 27.1 billion. In 2003, our estimated contribution amount is Won 90.2 billion for our fiscal year 2002. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their "contribution" in the form of expenses related to the universal services they provide.

  FREQUENCY ALLOCATION

     The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give a public notice. The MIC also regulates the frequency to be used by each radio station, including our base stations, by the terms of its approval for each radio station. All of our frequency allocations are for an indefinite term. We pay fees to the MIC for our frequency allocation which are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2001, the fee amounted to Won 78.9 billion. For 2002, the fee amounted to Won 119.2 billion.

     In addition, we have paid Won 650 billion of the Won 1.3 trillion cost of the W-CDMA license in March 2001. We are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of our notes to consolidated financial statements.

  COMPETITION REGULATION

     The Korea Communications Commission is charged with ensuring that network service providers engage in fair competition, and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the Korea Communications Commission may take corrective measures it deems necessary, including, but not limited to, the prohibition of further violation, the amendment to the articles of incorporation or the service contracts with customers, the execution or performance of, or amendment to, the interconnection agreements with other network service providers.

     In addition, we qualify as a market-dominating business entity under the Fair Trade Act. Accordingly, we are prohibited from engaging in any act of abuse, such as unreasonably determining, maintaining or altering service rates, unreasonably controlling the rendering of services, unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers.

     Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC, such as ourselves, as a company in the SK Group, is generally required to limit its total investments in other domestic companies to 25.0% of its non-consolidated net assets. Investment in companies engaging in similar business is not included in calculating the 25% limit. The FTC may issue corrective orders such as disposition of the shares held in excess of the 25.0% ceiling and the limitation on the voting rights for such shares. SK Telecom's total investments in other domestic companies (excluding investments in Hanaro and Powercomm, companies engaging in similar business) amounted to Won 260.2 billion, or 5.3% of our non-consolidated net assets as of March 31, 2003.

  NUMBER PORTABILITY

     Korea's wireless telecommunications system uses a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We have been assigned the '011' prefix, and all our subscriber's mobile phone numbers begin with '011' (the former Shinsegi subscribers use the '017' prefix). Thus, it is not currently possible for our subscribers to change their wireless phone service to another wireless operator and keep their same numbers.

     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system will allow wireless subscribers to switch wireless service operators while retaining the same mobile phone number. According to the plan published by the MIC, the number portability will be adopted by SK Telecom first, starting from January 1, 2004. KT Freetel and LG Telecom will be required to introduce number portability starting from June 1, 2004 and January 1, 2005, respectively.

     In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number '010' and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including '011' for our cellular services, starting from 2004. All new subscribers will be given the '010' prefix starting in January 2004, while existing users can maintain their mobile service identification number unless and until they switch to a different wireless service provider. See "Key Information -- Risk Factors -- Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition."

  CONTRIBUTION TO 114 DIRECTORY SERVICE

     The MIC has been negotiating with network service providers on sharing the cost of providing 114 directory services through KT Corporation. Prior to 1998, this cost was shared among service providers through the NTS Participation Program. The NTS (Non-traffic Sensitive) Participation Program included both the Universal Service Provider Program and contributions to 114 directory service before it came to a halt due to disagreements between network service providers and the MIC. The MIC has determined SK Telecom's share of such cost for the period between 1998 and 2001 to be Won 40.4 billion, based on the number of calls made to 114 directory service through its network. KT Freetel and LG Telecom were charged Won 16.8 billion and Won 6.7 billion, respectively. This amount is to be paid in monthly installments over a 20-month period. Contribution to the 114 directory service for 2002 will be determined after negotiations between service providers and the MIC.

  FOREIGN OWNERSHIP AND INVESTMENT RESTRICTIONS AND REQUIREMENTS

     Because we are a network service provider, foreign governments, individuals, and entities (including entities where 80% or more of the outstanding equity is owned by foreigners, or where 15% or more of the outstanding equity is owned by foreigners and a foreigner is the largest shareholder) are prohibited from owning more than 49% of our voting stock, including the ADSs. Recently, in connection with shareholdings of SK Corporation as described below, the MIC has publicly announced that an entity where its largest shareholder is a foreigner would be deemed a foreign entity only if such shareholder owns more than 15.0% of the outstanding equity. If this requirement is violated, certain of our foreign shareholders, including holders of the ADSs, will not be permitted to exercise voting rights in excess of the limitation and the MIC may require other corrective action.

     As of May 13, 2003, SK Corporation owns 17,663,127 shares of our common stock, or approximately 20.8%, of our issued shares. As of April 30, 2003, a foreign investment fund held a 14.99% stake in SK Corporation, as the largest shareholder. According to the MIC, upon such foreign investment fund's acquisition of an additional 0.01% or more stake in SK Corporation, SK Corporation would be considered a foreign shareholder and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation's shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom, assuming foreign ownership level as of May 13, 2003, would reach 61%, exceeding the 49% ceiling. If the aggregate foreign shareholding in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom and the breaching shareholder, SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in breach of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. See "Key Information -- Risk Factors -- If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us."

     We are required under the Foreign Exchange Transaction Act to file a report with a designated foreign exchange bank or with the Ministry of Finance and Economy, or the MOFE, in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million require the filing of a report with the MOFE.

PATENTS AND LICENSED TECHNOLOGY

     Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in "Operating and Financial Review and Prospects -- Research and Development" below, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, in addition to applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. Recently, we also acquired a number of patents related to W-CDMA technology.

     We also license a number of patented processes and trademarks under cross-licensing, technical assistance and other agreements. The most important agreement is with Qualcomm Inc. and relates mainly to CDMA applications technology. This agreement generally grants us a non-exclusive license to manufacture handsets in return for royalty payment or a sub-license to manufacture and sell certain products both in Korea and overseas during a fixed, but usually renewable term. We consider our technical assistance and licensing agreements to be important to our business and believe that we will be able to renew this agreement on commercially reasonable terms that will not adversely affect our ability to use the relevant technologies.

     We are not currently involved in any material litigation regarding patent infringement.

                            ORGANIZATIONAL STRUCTURE

     We are a member of the SK Group (formerly the Sunkyong Group), whose members collectively owned in aggregate 26.8% of the shares of our issued and outstanding common stock as of May 13, 2003. The SK Group is a group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

SIGNIFICANT SUBSIDIARIES

     We currently do not have any significant subsidiaries.

     For information regarding our subsidiaries, see note 2(b) of notes to consolidated statements.

                         PROPERTY, PLANTS AND EQUIPMENT

     The following table sets forth certain information concerning our principal properties:

                                       APPROXIMATE
                                         AREA IN                               NATURE OF
LOCATION                               SQUARE FEET         PRIMARY USE         INTEREST
--------                               -----------   -----------------------   ---------
Seoul................................     396,786    Corporate Headquarters    Rental
Seoul................................   1,095,991    Regional Headquarters     Ownership
Seoul................................     157,348    Customer Service Center   Ownership
Taegu................................     332,060    Regional Headquarters     Ownership
Taejon...............................     119,000    Regional Headquarters     Ownership
Kwangju..............................     265,616    Regional Headquarters     Ownership
Pusan................................     373,479    Regional Headquarters     Ownership
Sungnam..............................     482,722    Central research and      Ownership
                                                     development laboratory
Ichon................................     277,049    Training Center           Ownership

     We are also in the process of constructing a new building with an area of approximately 82,624 square feet for use as our corporate headquarters in which we expect to have full ownership. We plan to relocate our corporate offices into the new building upon completion expected in 2004. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will need a significant number of new cell sites in connection with the expansion of our networks which is planned for 2003 and we expect to lease or acquire new sites as needed. We expect that we will need new cell sites in constructing our W-CDMA network. Our current plan is to share sites with our existing network and therefore do not at this time expect to have to obtain a significant number of new cell site locations. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See "-- Business
Overview -- Cellular Services".

     We maintain a range of insurance policies to cover our assets and employees, including our directors and officers. We are insured against business interruption, fire, lightening, flooding, theft, vandalism, public liability and certain other risks that may affect our assets and employees. We believe that the types and amounts of our insurance are in accordance with general business practices in Korea.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Note 30 of our notes to consolidated financial statements provides a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of our net income and shareholders' equity. In addition, you should read carefully the section titled "-- Critical Accounting Policies, Estimates and Judgments" as well as note 2 of our notes to consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

                                    OVERVIEW

     Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators.

     The following table sets forth certain revenue information about our wireless operations during the periods indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                        2000(1)        2001(1)          2002
                                                      ------------   ------------   ------------
                                                       (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
CELLULAR REVENUE:
  Wireless Services(2)..............................    W5,438.7       W6,160.7       W7,579.6
  Interconnection...................................     1,312.4        1,339.9        1,043.2
  Digital Handset Sales.............................       494.0          702.4          534.0
                                                        --------       --------       --------
  Total Cellular Revenue............................     7,245.1        8,203.0        9,156.8
                                                        --------       --------       --------
OTHER REVENUE:
  Paging Revenue(3).................................        57.7            8.8             --
  International Calling Service(4)..................        58.6           85.9          101.6
  Portal Service(5).................................        15.6           36.1           22.8
  Miscellaneous.....................................        46.1           38.1           42.8
                                                        --------       --------       --------
  Total Other Revenue...............................       178.0          168.9          167.2
                                                        --------       --------       --------
TOTAL OPERATING REVENUE.............................    W7,423.1       W8,371.9       W9,324.0
                                                        ========       ========       ========
  Cellular Revenue as a percent of Total Revenue....        97.6%          98.0%          98.2%
  Total Operating Revenue Growth....................        67.1%          12.8%          11.4%

---------------

(1) Includes revenue of Shinsegi from April 1, 2000.

(2) Wireless service revenue includes initial connection fees, monthly access fees, usage charges, international charges, wireless Internet service fees, value-added service fees and interest on overdue subscriber accounts (net of telephone tax).

(3) Prior to March 2001, we also earned revenue from initial connection fees and monthly access fees, usage charges and value-added service fees paid by our subscribers for our paging services. In March 2001, we sold our entire paging business to Real Telecom in exchange for 9.9% of Real Telecom's newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom. Consequently, the results of the paging business are no longer included in the revenue from March 2001 and our paging revenue for the year ended December 31, 2001 was negligible.

(4) Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd.

(5) Portal service revenue attributable to SK Communications.

     Our wireless subscriber base has been increasing rapidly in recent years, growing from approximately 6.0 million subscribers at the end of 1998 to approximately 10.1 million subscribers, 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers) and 17.2 million subscribers at the end of 1999, 2000, 2001 and 2002, respectively. As a condition to its approval of our acquisition of Shinsegi, the FTC required that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for two months, from April 1, 2001 through June 30, 2001. As of June 30, 2001, we reduced our market share to approximately 49.7%. We are no longer subject to this restriction and resumed activation of new subscribers since that time. As of April 30, 2003, we had approximately 17.7 million subscribers, representing a market share of approximately 53.7%.

     In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The MIC prohibited all wireless telecommunications service providers from providing handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. In May 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December

2002) for violating MIC's handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing on new subscribers for 20 days.

     As a result of the MIC's handset subsidy regulation and steps we have taken as a result, we experienced a significant reduction in our gross and net additions of new subscribers in April and May 2002. We believe that our competitors have also experienced similar reductions and our market share has not been adversely affected. We cannot assure you that the elimination of dealer incentives will not continue to adversely affect the rate at which we attract new subscribers or the rate at which existing subscribers upgrade their wireless handsets to take advantage of the higher data transmission capabilities of our CDMA 1xRTT and CDMA 1xEV/DO network technologies. We also believe that beginning in March 2002, there was an expectation among dealers that dealer incentives would soon be eliminated or reduced as a result of the MIC's actions. This expectation contributed to the abnormally high number of gross and net subscriber additions and higher churn rate that we experienced in March 2002 which was 2.1%, compared to 1.2% in January 2002 and 1.1% in February 2002. Churn rate increased in part because many existing subscribers chose to upgrade their handsets by terminating their service and opening a new subscriber account.

     For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at rates set at its discretion without having to obtain the MIC approval. See "Information on the Company -- Business
Overview -- Law and Regulation -- Rate Regulation" and "Key Information -- Risk Factors -- We are subject to additional regulation as a result of our market position, which could harm our ability to compete effectively". Generally, the rates we charge for our services have been declining. In September 1997 and April 2000, we implemented revised rate plans which generally offer rates lower than our previous rates. Effective June 8, 1998, we have been providing a 20% discount for calls made between our cellular customers. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers' handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan's monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. As of April 30, 2003, our standard peak usage rate is approximately 11% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations. For more information about the rates we charge, see "Information on the Company -- Business
Overview -- Revenues, Rates and Facility Deposits".

     Under our interconnection agreements, we are required to make payments in respect of calls from our subscribers which are routed through networks of other Korean telecommunication operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. See "Information on the Company -- Business
Overview -- Interconnection". The MIC revised the method for calculating interconnection charges between us and KT Corporation for 2000 and 2001, which we believe has adversely affected our per-minute interconnection charges, and consequently, our interconnection revenue. The MIC implemented interconnection charges for calls between wireless networks starting in January 2000. In April 2002, the MIC revised the manner in which interconnection charges for calls made from fixed-line operators to wireless networks and calls made between wireless networks are calculated. These charges, which were previously calculated on the basis of our actual imputed costs for 1998, are now calculated based on each wireless operator's actual imputed costs for 2000. The effect of this change was to reduce the interconnection fees payable by fixed-line operators by between 10.2% and 28.1%, depending on the operators involved. We expect these changes to adversely affect our net revenue, because the changes reduce the interconnection charges payable to us in respect of calls made from fixed-line networks to our wireless networks. The reduction in fixed-to-wireless charges was also larger, in percentage terms, than the reduction in wireless-to-wireless interconnection charges, which affect both our revenue and our expenses. However, we do not expect that the impact of this change will fully offset the adverse effect of the changes described above. The MIC is expected to introduce a new method of calculating interconnection payments, based on the originator's long-run incremental cost, in 2004. We believe that our interconnection revenue may be reduced even further under the new framework. For more information about our interconnection revenue and expenses, see "Information on the Company -- Business
Overview -- Interconnection -- Domestic Calls".

     The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
OTHER DATA                                                       2000           2001         2002(6)
----------                                                    ----------     ----------     ----------
OUTGOING VOICE MINUTES (IN THOUSANDS):(1)
  SK Telecom................................................  20,831,690     24,251,205     37,629,656
  Shinsegi..................................................   3,670,791      5,309,182             --
  Combined SK Telecom and Shinsegi..........................  24,502,480(2)  29,560,387(2)  37,629,656
AVERAGE MONTHLY OUTGOING VOICE MINUTES PER SUBSCRIBER:(3)
  SK Telecom................................................         156            182            191
  Shinsegi..................................................         110            137             --
  Combined SK Telecom and Shinsegi..........................         148(2)         172(2)         191
AVERAGE MONTHLY REVENUE PER SUBSCRIBER:(4)
  SK Telecom................................................     W33,628        W37,640        W38,364
  Shinsegi..................................................      28,379         31,898             --
  Consolidated SK Telecom and Shinsegi(4)(5)................      32,906(2)      36,400(2)      38,364

---------------

(1) Does not include minutes of incoming calls or minutes of use relating the use of text messaging and data services.

(2) Includes Shinsegi from April 1, 2000.

(3) The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

(4) The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period.

(5) Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 40,847 for 2000, Won 45,441 for 2001 and Won 43,916 for 2002.

(6) Excludes Shinsegi for 12 days, from January 1, 2002 to January 12, 2002. Shinsegi merged into SK Telecom on January 13, 2002.

     Our average monthly outgoing minutes of voice traffic increased by 3.5% in 2000, 16.2% in 2001 and 29.1% in 2002. We believe that this trend principally reflects lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. The lower rate of increase in 2000 is primarily the result of the inclusion of Shinsegi's subscribers, who averaged less minutes of use than SK Telecom subscribers, from April 1, 2000.

     Our consolidated average monthly revenue per subscriber increased in 2001 by 10.6% to Won 36,400 compared to 2000. Our consolidated average monthly revenue per subscriber also increased in 2002 to 5.4% to Won 38,364 compared to 2001. These changes reflect the net effect of several offsetting trends, including:

     - increased usage of our data services by our subscribers, which we attribute principally to the lower overall tariff levels and our introduction of an increased range of wireless data and wireless Internet services as well as other value-added services such as caller ID services and the increase in the number of our subscribers using our CDMA 1xRTT network;

     - increased usage of our voice services by our subscribers, which we attribute principally to lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications;

     - our adoption of more stringent subscriber deactivation policies in 2000, which we believe positively affected revenue per subscriber since the policies favored deactivation of low-usage subscribers;

     - the inclusion of Shinsegi's subscribers from April 1, 2000 since Shinsegi's subscriber base has produced less revenue per subscriber than SK Telecom's; and

     - decreases in the rates we charge subscribers to use our wireless services.

     We cannot assure you that the increases in our average monthly revenue per subscriber experienced in 2001 and 2002 will continue or that revenue per subscriber will not decrease in future periods.

     Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. Operating income represented 20.2% in 2000, 27.8% in 2001 and 30.0% in 2002. In 2001, our operating margin increased, primarily due to an increase in the number of our subscribers and the decrease in commission payments to authorized dealers as a result of the MIC's decision to prohibit subsidies on handsets beginning June 1, 2000. In 2002, our operating margin increased, primarily due to an increase in the number of our subscribers and decreases in the number of leased lines and depreciation expenses due to the write-off of Shinsegi's unused network equipment. We cannot assure you that our operating margin will not decrease in future periods.

     Acquisition of Shinsegi. On April 27, 2000, we completed the acquisition of a 51.2% interest in Shinsegi. In subsequent transactions between March and September 2001, we increased our interest to 70.4%. The results of operations of Shinsegi have been consolidated with our results of operations beginning in April 2000. See note 3 of our notes to consolidated financial statements. Shinsegi accounted for 12.8% of our consolidated assets and 22.6% of our consolidated revenue as of and for the year ended December 31, 2001. In January 2002, we acquired the remaining 29.6% interest in Shinsegi which we did not yet own, and merged Shinsegi into SK Telecom on January 13, 2002.

     Industry Consolidation. Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In July 2000, KT Corporation acquired a 47.9% interest in KT M.Com and merged KT M.Com into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably as a privatized business. We believe that these transactions have increased KT Freetel's ability to compete with us. See "Key Information -- Risk Factors -- Competition may reduce our market share and harm our results of operation and financial condition".

                             RESULTS OF OPERATIONS

     The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

                                         FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------
                                 2000(1)             2001(1)              2002
                            -----------------   -----------------   -----------------
                                    (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Operating Revenue.........  W7,423.1   100.00%  W8,371.9   100.00%  W9,324.0   100.00%
Operating Expenses........   5,927.6    79.85    6,047.4    72.23    6,526.4    70.00
                            --------   ------   --------   ------   --------   ------
Operating Income..........   1,495.5    20.15    2,324.5    27.77    2,797.6    30.00
Other Income..............     221.6     2.99      231.2     2.76      259.7     2.79
Other Expenses............     429.3     5.78      579.0     6.92      838.5     8.99
                            --------   ------   --------   ------   --------   ------
Income Before Income Taxes
  and Minority Interest...   1,287.8    17.35    1,976.7    23.61    2,218.8    23.80
Income Taxes..............     367.3     4.95      850.3    10.16      698.5     7.49
Minority Interest.........      51.7     0.70       19.6     0.23      (33.1)   (0.35)
                            --------   ------   --------   ------   --------   ------
Net Income................  W  972.3    13.10%  W1,146.0    13.69%  W1,487.2    15.95%
                            ========   ======   ========   ======   ========   ======
Depreciation and
  Amortization............  W1,456.4    19.62%  W1,759.7    21.02%  W1,543.3    16.55%

---------------

(1) Information for the year ended December 31, 2000 includes information for the nine months ended December 31, 2000 for Shinsegi; information for the year ended December 31, 2001 includes information for the year ended December 31, 2001 for Shinsegi.

  2002 COMPARED TO 2001

     Operating Revenue. Our operating revenue increased by 11.4% to Won 9,324.0 billion in 2002 from Won 8,371.9 billion in 2001, reflecting a 10.4% increase in our cellular revenue to Won 9,156.8 billion in 2002 from Won 8,203.0 billion in 2001, which was partially offset by a 22.1% decrease in interconnection revenue.

     The increase in our cellular revenue was due primarily to increases in the number of our wireless subscribers and our consolidated average monthly revenue per subscriber. The number of our subscribers increased to approximately 17.2 million as of December 31, 2002 from approximately 15.2 million as of December 31, 2001. Wireless Internet Service sales increased by 183.3% to Won 732.8 billion in 2002 from Won 258.7 billion in 2001, representing 4.5% of our cellular revenue, primarily due to the increased number of wireless Internet-enabled handset holders.

     Our consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 5.4% to Won 38,364 in 2002 (excluding 12 days attributable to Shinsegi) compared to Won 36,400 in 2001. The increase in consolidated average monthly revenue per subscriber is principally the result of increases in wireless Internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service, which was partially offset by the reduction in tariffs by 7.3% (based on the reduction in our standard rate plan) from January 2002.

     Interconnection revenue decreased by 22.1% to Won 1,043.2 billion in 2002 compared to Won 1,339.9 billion in 2001. The decrease was the result of lower interconnection rates in 2002, which was only partially offset by higher subscriber numbers and usage.

     Operating Income. Our operating income increased by 20.4% to Won 2,797.6 billion in 2002 from Won 2,324.5 billion.

     Our operating income increased at a faster rate than our operating revenue principally because we were able to successfully limit a corresponding increase in our operating expenses. Operating expenses increased by 7.9% to Won 6,526.4 billion in 2002 from Won 6,047.4 billion in 2001. Increases in labor expenses, commissions, network interconnection expenses and advertising expenses more than offset decreases in depreciation, leased line expenses, cost of goods and materials sold and miscellaneous expenses.

     Commissions paid to our authorized dealers increased by 39.9% to Won 1,964.8 billion in 2002 compared to Won 1,404.1 billion in 2001, primarily as a result of an increase in new subscribers by 49.2% and in average subscribers by 17.6% during the period. In addition, commissions paid to our authorized dealers for the fourth quarter of 2002 were higher as a result of our aggressive marketing activities to retain our existing customers during the 30-day business suspension period (from November 21, 2002 to December 20, 2002) imposed on the Company by MIC for violating its handset subsidy regulation and to maintain our market leadership in 2G and 2.5G service as well as 3G service going forward.

     Cost of goods and materials sold decreased by 20.6% to Won 509.1 billion in 2002 compared to Won 641.1 billion in 2001, primarily as a result of the exclusion of handset sales, which were included in Shinsegi's operating revenues and cost of goods and materials sold in 2001, from our cost of goods and materials sold in 2002 due to the Shinsegi merger.

     Advertising expenses increased by 42.0% to Won 448.8 billion in 2002 compared to Won 316.1 billion in 2001. We increased advertising expenses as a result of our promotion of new services and the marketing activities related to the World Cup events in Korea. Advertising expenses for the first half of 2001 also were unusually low as a result of our efforts to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001. In addition, advertising expenses for the fourth quarter of 2002 were higher as a result of our aggressive marketing activities to retain our existing customers during the 30-day business suspension period and to maintain our market leadership in 2G and 2.5G service as well as 3G service going forward.

     Depreciation expense decreased by 7.7% to Won 1,435.0 billion in 2002 compared to Won 1,555.1 billion in 2001. The decrease in depreciation expenses was primarily due to the write-off of Shinsegi's unused network equipment which was partially offset by the depreciation attributable to expansion of our CDMA 1xRTT network.

     Interconnection expense increased by 12.6% to Won 752.1 billion in 2002 compared to Won 667.7 billion in 2001, primarily due to higher subscriber numbers and an increase in the mandated payment to Universal Service Obligation fund in the amount of 87.4 billion, which were only partially offset by a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks.

     Leased line expenses decreased by 8.2% to Won 280.1 billion in 2002 compared to Won 305.2 billion in 2001, primarily due to our efficient use of leased lines network resulting from the integration of Shinsegi's network into our network, which was partially offset by an increase in wireless traffic.

     Labor expenses increased by 17.7% to Won 318.3 billion in 2002 compared to Won 270.4 billion in 2001. The increase was primarily due to higher wage levels and an increase in the number of our employees.

     Miscellaneous operating expenses decreased by 7.9% to Won 818.1 billion in 2002 compared to Won 887.8 billion in 2001.

     Other Income. Other income, consisting primarily of interest, commission income from handset manufacturers and Internet content providers, foreign exchange and translation gains, gains on disposal of property and equipment, equity in the earnings of affiliates and miscellaneous other income, increased by 12.3% to Won 259.7 billion in 2002 compared to Won 231.2 billion in 2001. Other income increased primarily due to significant increases in commission income and foreign exchange and translation gains which were partially offset by decreases in interest income and miscellaneous other income.

     Other Expenses. Other expenses, consisting primarily of interest and discounts, donations, foreign exchange and translation losses, loss on disposal and impairment of property and equipment, loss on disposal of investment assets, loss on impairment of investment securities and miscellaneous other expenses, increased by 44.8% to Won 838.5 billion in 2002 compared to Won 579.1 billion in 2001. Other expenses increased primarily due to increases in loss on disposal and impairment of property and equipment, loss on impairment of investment securities, interest and discounts and loss on disposal of investment securities which were partially offset by decreases in donations, foreign exchange and translation losses and miscellaneous other expenses. As a percentage of operating revenue, other expenses increased to 9.0% in 2002 from 6.9% in 2001.

     Loss on disposal of property and equipment increased by more than 42% to Won 212.1 billion in 2002 compared to Won 41.8 billion in 2001, primarily due to loss on disposal of Shinsegi's unused network equipment.

     Loss on impairment of investment securities increased by 1,987.9% to Won
68.9 billion in 2002 compared to Won 3.3 billion primarily due to our share exchange transaction with KT Corporation.

     Interest and discounts increased by 13.6% to Won 311.1 billion in 2002 compared to Won 273.9 billion in 2001, principally reflecting an increase in bonds payable.

     Loss on disposal of investment assets increased by 191.5% to Won 51.6 billion in 2002 compared to Won 17.7 billion primarily due to our share exchange transaction with KT Corporation.

     Income Tax. Our statutory income tax rate, including resident surtax, decreased to 29.7% in 2002. Our effective tax rate in 2002 decreased to 31.5% from an effective rate of 43.0% in 2001. The decrease in our effective tax rate as compared to 2001 was primarily due to the recording, in 2001, of a valuation allowance of Won 303.8 billion on deferred tax assets due to the Shinsegi merger. See note 18 of our notes to consolidated financial statements.

     Net Income. Principally as a result of the factors discussed above, our net income increased by 34.1% to Won 1,487.2 billion in 2002 compared to Won 1,146.0 billion in 2001, increasing as a percentage of operating revenue to 15.9% in 2002 compared to 13.7% in 2001.

  2001 COMPARED TO 2000

     Operating Revenue. Our operating revenue increased by 12.8% to Won 8,371.9 billion in 2001 (including Won 1,892.7 billion of revenue attributable to Shinsegi) from Won 7,423.1 billion in 2000 (including Won 1,431.9 billion of revenue attributable to Shinsegi from April 1, 2000), reflecting a 13.2% growth in our cellular revenue. The increase in our cellular revenue was due primarily to the inclusion of Shinsegi's results for the full year in 2001 and an increase in consolidated average monthly revenue per subscriber which more than offset the effect of a decrease in the number of our wireless subscribers in the first half of 2001.

     Our consolidated average monthly revenue per subscriber excluding interconnection revenue increased by 10.6% to Won 36,400 in 2001 compared to Won 32,906 in 2000. On an unconsolidated basis, SK Telecom's average monthly revenue per subscriber increased by 11.9% to Won 37,640 in 2001 compared to Won 33,628 in 2000. Shinsegi's average monthly revenue per subscriber increased by 12.4% to Won 31,898 in 2001 compared to Won 28,379 in 2000. The increase in consolidated monthly revenue per subscriber is principally the result of traffic substitution from fixed-line telecommunications services, the deactivation of some lower-usage subscribers following our introduction of more stringent involuntary subscriber deactivation policies in 2000 and increased use of our wireless data services, which was partially offset by the inclusion of Shinsegi's revenue and subscribers from April 1, 2000.

     Our subscribers numbered approximately 14.5 million at the end of 2000 (including 3.5 million Shinsegi subscribers). This number decreased to approximately 14.0 million as of June 30, 2001, primarily as a result of actions we took to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of that date. Since we satisfied the FTC's condition, we have been seeking to increase our subscriber base and, as of December 31, 2001, the number of our subscribers was approximately 15.2 million.

     Operating Income. Our operating income increased by 55.4% to Won 2,324.5 billion in 2001 (including Won 172.8 billion of operating income attributable to Shinsegi) from Won 1,495.5 billion (taking into account Won 163.9 billion of operating losses attributable to Shinsegi from April 1, 2000). Shinsegi's operating expenses include amortization of goodwill relating to SK Telecom's acquisition of Shinsegi amounting to Won 128.7 billion in 2001 and Won 96.5 billion for the period from April 1, 2000 through December 31, 2000.

     Our operating income increased at a faster rate than our operating revenue principally because we were able to successfully limit the increase in our operating expenses. Operating expenses increased by 2.0% to Won 6,047.4 billion in 2001 (including Won 1,719.9 billion of operating expenses attributable to Shinsegi) from Won 5,927.6 billion in 2000 (including Won 1,595.9 billion of operating expenses attributable to Shinsegi from April 1, 2000). Compared to the prior period, increases in labor expenses, depreciation, leased line expenses, advertising expenses, cost of goods and materials sold and miscellaneous expenses more than offset decreases in commissions and network interconnection expenses.

     Commissions paid to our authorized dealers decreased by 25.7% to Won 1,404.1 billion in 2001 (including Won 282.3 billion attributable to Shinsegi) compared to Won 1,889.3 billion in 2000 (including Won 353.5 billion attributable to Shinsegi from April 1, 2000), primarily as a result of a decrease in handset sales due to our decision not to accept new subscribers between April 1 and June 30, 2001 and the elimination of subsidies for digital handsets beginning June 1, 2000.

     Cost of goods sold increased by 39.7% to Won 641.1 billion in 2001 (including Won 347.9 billion attributable to Shinsegi) compared to Won 458.8 billion in 2000 (including Won 244.8 billion attributable to Shinsegi from April 1, 2000), primarily as a result of an increase in wireless handset sales.

     Advertising expenses increased by 9.5% to Won 316.1 billion in 2001 (including Won 36.1 billion attributable to Shinsegi) compared to Won 288.6 billion in 2000 (including Won 57.6 billion attributable to Shinsegi from April 1, 2000). We increased advertising expenses as a result of our efforts to increase our subscriber base after we had satisfied the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001.

     Depreciation expenses increased by 16.3% to Won 1,555.1 billion in 2001 (including Won 446.4 billion attributable to Shinsegi) compared to Won 1,336.6 billion in 2000 (including Won 423.2 billion attributable to Shinsegi from April 1, 2000). The increase in depreciation expenses was primarily due to the Shinsegi acquisition and expansion of our CDMA 1xRTT network.

     Interconnection expenses decreased by 6.0% to Won 667.7 billion in 2001 (including Won 136.4 billion attributable to Shinsegi) compared to Won 710.4 billion in 2000 (including Won 150.7 billion attributable to Shinsegi from April 1, 2000), primarily due to a reduction in wireless-to- fixed-line interconnection charges.

     Leased line expenses increased by 0.2% to Won 305.2 billion in 2001 (including Won 69.1 billion attributable to Shinsegi) compared to Won 305.7 billion in 2000 (including Won 87.3 billion attributable to Shinsegi from April 1, 2000), primarily due to the Shinsegi acquisition and an increase in our network requirements for leased lines principally as a result of increased use of our data services.

     Labor expenses increased by 36.0% to Won 270.4 billion in 2001 (including Won 59.1 billion attributable to Shinsegi) compared to Won 198.9 billion in 2000 (including Won 35.2 billion attributable to Shinsegi from April 1, 2000). The increase was primarily due to higher wage levels and the inclusion of Shinsegi's labor expense for the full period in 2001, which more than offset a reduction in the number of our employees.

     Miscellaneous operating expenses increased by 20.1% to Won 887.8 billion in 2001 (including Won 214.0 billion attributable to Shinsegi) compared to Won
739.3 billion in 2000 (including Won 147.0 billion attributable to Shinsegi from April 1, 2000), primarily due to our acquisition of Shinsegi and increased information technology outsourcing expenses.

     Other Income. Other income, consisting primarily of interest, commissions, foreign exchange and translation gains, gains on disposal of property and equipment, equity in the earnings of affiliates and miscellaneous income, increased by 4.3% to Won 231.2 billion in 2001 (including Won 58.9 billion attributable to Shinsegi) compared to Won 221.6 billion in 2000 (including Won
29.1 billion attributable to Shinsegi from April 1, 2000). Other income increased primarily due to significant increases in interest income and foreign exchange and translation gains which were partially offset by decreases in commissions and miscellaneous other income.

     Other Expenses. Other expenses, consisting primarily of interest and discounts, donations, foreign exchange and translation losses, loss on disposal of property and equipment, loss on valuation of investment securities, equity in the losses of affiliates and miscellaneous expenses, increased by 34.9% to Won
579.0 billion in 2001 (including Won 181.9 billion attributable to Shinsegi) compared to Won 429.3 billion in 2000 (including Won 132.5 billion attributable to Shinsegi from April 1, 2000). Other expenses increased primarily due to increases in interest and discounts, higher levels of donations in 2001, loss on disposal of property and equipment and miscellaneous expense. As a percentage of operating revenue, other expenses increased to 6.9% in 2001 from 5.8% in 2000.

     Interest and discounts increased by 28.4% to Won 273.9 billion in 2001 (including Won 120.6 billion attributable to Shinsegi) compared to Won 213.4 billion in 2000 (including Won 101.5 billion attributable to Shinsegi from April 1, 2000), principally reflecting the Shinsegi acquisition.

     Donations in 2001 increased by 77.0% to Won 148.4 billion in 2001 (including Won 13.6 billion attributable to Shinsegi) compared to Won 83.8 billion in 2000 (including Won 1.3 billion attributable to Shinsegi from April 1, 2000), primarily due to increased donations to research institutes, schools, scholarships funds and employee benefit funds.

     Loss on disposal of property and equipment increased by 130.9% to Won 41.8 billion in 2001 (including Won 13.6 billion attributable to Shinsegi) compared to Won 18.1 billion in 2000 (including Won 0.4 billion attributable to Shinsegi from April 1, 2000), primarily due to loss on disposal of our paging business and loss on disposal of certain obsolete network equipment.

     Miscellaneous expense increased by 94.8% to Won 86.7 billion in 2001 (including Won 26.7 billion attributable to Shinsegi) compared to Won 44.5 billion in 2000 (including Won 2.2 billion attributable to Shinsegi from April 1, 2000), primarily due to an increase in provision for doubtful accounts related to accounts receivable -- other and loss on disposal of investment securities and other assets. The provision for doubtful accounts related to accounts receivable -- other increased to Won 48.7 billion in 2001 from Won 33.0 billion in 2000. The increase is primarily due to the fact that we provided provision for the accounts receivable -- other, amounting to Won 19.7 billion, due from a company that is having financial difficulties. Accounts receivable -- other relates to the disposal of our analog wireless telecommunication equipment. The loss on disposal of investment securities and other assets increased to Won 17.7 billion in 2001 from Won 1.8 billion in 2000. The increase is principally due to losses in 2001 on the disposal of common stock of Hanaro Telecom, Inc. amounting to Won 6.7 billion and on the disposal of a golf club membership amounting to Won 9.3 billion.

     Income Tax. Our statutory income tax rate, including resident surtax, remained at 30.8% in 2001. Our effective tax rate in 2001 increased to 43.0% from an effective rate of 28.5% in 2000. The difference between the statutory rate and our effective tax rate in 2001 and the increase in our effective tax rate as compared to 2000 was primarily due to an increase of Won 311.6 billion in the valuation allowance for deferred tax assets as a result of our decision to merge Shinsegi into SK Telecom. See note 18 of our notes to consolidated financial statements.

     Net Income. Principally as a result of the factors discussed above, our net income increased by 17.9% to Won 1,146.0 billion in 2001 (taking into account net losses of Won 113.2 billion attributable to Shinsegi) compared to Won 972.3 billion in 2000 (taking into account net losses of Won 162.7 billion attributable to Shinsegi from April 1, 2000), increasing as a percentage of operating revenue to 13.7% in 2001 compared to 13.1% in 2000.

                        LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

     We had a working capital (current assets minus current liabilities) deficit of Won 374.6 billion as of December 31, 2000, a working capital surplus of Won
668.2 billion as of December 31, 2001 and a working capital deficit of Won 259.9 billion as of December 31, 2002.

     We had cash, cash equivalents, short-term financial instruments and marketable securities of Won 1,375.6 billion as of December 31, 2000, Won 1,935.7 billion as of December 31, 2001 and Won 1,621.2 billion as of December 31, 2002. We had outstanding short-term borrowings of Won 210.0 billion as of December 31, 2000, Won 1,167.3 billion as of December 31, 2001 and Won 687.3 billion as of

December 31, 2002. Our short-term borrowings increased significantly in 2001, principally as a result of our funding needs for treasury stock repurchases and capitalization of SK IMT. As of December 31, 2002, we had availability under unused credit lines of approximately Won 1,147.4 billion. We funded our investment in shares and exchangeable bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt.

     Since the beginning of 2000, our principal sources of funds have been operating cash flow and increase in debt. Cash flow provided by operations was Won 3,043.5 billion in 2000, Won 2,423.9 billion in 2001 and Won 4,267.8 billion in 2002. Depreciation and amortization were Won 1,456.4 billion in 2000, Won 1,759.7 billion in 2001 and Won 1,543.3 billion in 2002.

     We had total long-term debt (excluding current portion and facility deposits) of Won 1,566.8 billion as of December 31, 2000 and Won 2,695.3 billion as of December 31, 2001. Our long-term debt increased in 2001 primarily due to our acquisition of Shinsegi and costs related to obtaining a license for and investments relating to SK IMT's planned W-CDMA network. W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than our current networks. As of December 31, 2002, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,918.9 billion. Our long-term debt included bonds in the amount of Won 2,908.5 billion, obligation under capital lease of Won 0.1 billion and bank and institutional loans in the amount of Won 10.3 billion. For a description of our long-term liabilities, see notes 2(r), 8, 9, 10, 11 and 12 of our notes to consolidated financial statements.

     As of December 31, 2002, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 7.3% of our total outstanding long-term debt, including current portion, as of such date, was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on foreign currency-denominated debt.

     In addition, in May 2002, we issued Won 500.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds. These bonds mature in 2005 and have an annual interest rate of 6%. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness.

     We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 61.8 billion at December 31, 2000, Won 56.5 billion at December 31, 2001 and Won 46.9 billion at December 31, 2002. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber's service is deactivated. See "Information on the Company -- Business Overview -- Revenues, Rates and Facility Deposits".

     We raised Won 1,588.6 billion in 1999 through the issuance of shares in a rights offering. On April 27, 2000, we issued 5,794,920 shares of our common stock in connection with our acquisition of a 27.7% equity interest in Shinsegi from POSCO (formerly known as Pohang Iron & Steel Co., Ltd.).

     In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable under our handset dealer financing plan to a third party in an asset-backed securitization transaction. The proceeds from this transaction amounted to approximately Won 580.0 billion and Won 610.0 billion, respectively, a portion of which we used to repay short-term debt.

CAPITAL REQUIREMENTS AND RESOURCES

     The following table sets forth our actual capital expenditures for 2000, 2001 and 2002 as well as our currently planned capital expenditures for 2003:

                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                  2000     2001     2002     2003
                                                 ------   ------   ------   ------
                                                       (IN BILLIONS OF WON)
CDMA Network...................................  W1,254   W  185   W  175   W  140
CDMA 1xRTT Network(1)..........................     402      601    1,186      710
Wireless Data(2)...............................      19       64      221      210
W-CDMA(3)......................................      23       40       15      250
Other(4).......................................     543      492      428      741
                                                 ------   ------   ------   ------
  Total........................................  W2,241   W1,382   W2,025   W2,021
                                                 ======   ======   ======   ======

---------------

(1) Includes upgrades to CDMA 1xEV/DO Network technology which were Won 200 billion for 2002 and are estimated at Won 30 billion for 2003.

(2) Consists principally of equipment necessary for the provision of data services.

(3) W-CDMA estimated capital expenditures for 2003 assume that the commencement of construction of our W-CDMA network and provision of W-CDMA services on a limited basis in Seoul by the end of 2003.

(4) Includes investments in Internet-related businesses, real estate and information technology systems. Also includes actual capital expenditures of our consolidated subsidiaries which were Won 406 billion, Won 12 billion and Won 61 billion for 2000, 2001 and 2002, respectively, and are estimated at Won 71 billion for 2003.

     Our capital expenditures in 2000 and 2001 were Won 2,241 billion and Won1,382 billion, respectively, primarily for the construction and expansion of our CDMA 1xRTT network and the expansion of SK Telecom's CDMA network. Our actual capital expenditures in 2002 were Won 2,025 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network and for the development and introduction of new wireless data services.

     We estimate that we will spend approximately Won 2.0 trillion for capital expenditures in 2003 for a range of projects, including primarily for the expansion and improvement of our wireless networks, investments in our Internet-related businesses and the roll-out of our W-CDMA network. We may also make additional capital expenditure investments if the right opportunities arise, including investing in a satellite-based digital multimedia broadcasting
(DMB) business. In addition, we may increase, reduce or suspend our planned capital expenditures for 2003 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.

     We currently plan to spend Won 250 billion in 2003 on capital expenditures related to commencement of construction of our W-CDMA network and provision of W-CDMA services on a limited basis in Seoul by the end of 2003. However, the actual scope and timing of the roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress of dual band/dual mode handset developments, adoption of CDMA 1xEV/DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors.

     Our future capital expenditures will be fixed after we have reviewed the progress of the introduction and marketability of our W-CDMA service. See "Key Information -- Risk Factors -- Implementation of W-CDMA technology will require significant capital and other expenditures which we may not recoup."

     In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. By participating in this privatization, we acquired 9.6% of KT Corporation's common stock and Won 332.0 billion aggregate principal amount of exchangeable bonds issued by KT Corporation exchangeable at our option for 1.8% of KT Corporation's common stock. We purchased 29,808,333 shares of common stock of KT Corporation for Won 1.6 trillion and bonds exchangeable into 5,589,666 shares of such common stock for Won 332.0 billion. We funded our investment in shares and bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt. On July 16, 2002, we sold all of the exchangeable bonds of KT Corporation which we owned to several Korean institutional investors for an aggregate sale price of Won 340.3 billion. We used the proceeds of the sale to repay our short-term debt and for general corporate purposes. We exchanged 29,808,333 shares of KT Corporation's common stock at Won 50,900 per share for 8,266,923 shares of our common stock at Won 224,000 per share and settled the difference of Won 334.5 billion between the aggregate sale and purchase prices in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between us and KT Corporation. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of our common stock on December 31, 2002, amounting to Won 47,909 million, was recorded as a loss on disposal of investments during the year ended December 31, 2002. An impairment loss amounting to Won 44,496 million, which was related to the investments in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, was also recorded during the year ended December 31, 2002. 4,457,635 shares were subsequently cancelled in order to maximize our shareholders' value and 3,809,288 shares were designated as treasury stock for use in any future mergers and acquisitions transactions and strategic alliances or other corporate purposes to be determined by us. As a result of the share swap, all cross-holdings between KT Corporation and us have been completely eliminated. See "Key Information -- Risk Factors -- Sales of our Shares by KT Corporation, companies in the SK Group, POSCO and/or other large shareholders may adversely affect the prices of our common stock and the ADSs.

     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment.

     As of December 31, 2002, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

YEAR ENDING DECEMBER 31,                                              TOTAL
------------------------                                       --------------------
                                                               (IN BILLIONS OF WON)
2003........................................................         W  925.9
2004........................................................          1,368.9
2005........................................................            501.6
After 2005..................................................          1,100.0

     Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 1.6% in 2000, 1.8% in 2001 and 2.7% in 2002, respectively, of operating revenue. See "-- Research and Development".

     We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds in 2003 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund SK IMT's planned construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for 2003. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

     No commercial bank in Korea may extend credits (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders' equity to any one borrower. In addition, no commercial bank in Korea may extend credits exceeding 25% of the bank's shareholders' equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of posting the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company's credit requirements and pay a Won 13,000 premium for three years of coverage. After three years, we pay the cost of such insurance on the subscriber's behalf. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.1 billion as of December 31, 2000 to Won 46.9 billion as of December 31, 2002. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

     On April 27, 2001, in accordance with the approval of our board of directors, we announced a treasury stock purchase program to acquire 4% of our total outstanding common stock during the period from May 2, 2001 to June 28, 2001 in order to stabilize our stock price. Pursuant to this program, we acquired an aggregate of 3,566,100 shares of our common stock in 2001 for an aggregate of purchase price of Won 789.7 billion. We acquired these shares at market prices on different dates and hold them as treasury stock.

     In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won
1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights and do not bear dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. On November 6, 2001, these funds purchased an aggregate of 2,674,580 of our shares of common stock, or approximately 3.0% of our issued shares, from KT Corporation. On January 31, 2002, these funds purchased from SK Global an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our issued shares.

     The total accrued and unpaid retirement and severance benefits for all of our employees of Won 48.5 billion was reflected in our consolidated financial statements as a liability. As of December 31, 2002, some portion of our retirement and severance liabilities, totaling Won 120.4 billion, were funded. See "Directors, Senior Management and Employees -- Employees" and note 2(k) of our notes to consolidated financial statements.

     Dividends approved by shareholders amounted to Won 15.4 billion, Won 48.1 billion and Won 57.3 billion, respectively, in 2000, 2001 and 2002.

     Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.

     We do not have any swap or derivative transactions outstanding. We may consider in the future entering into such transactions solely for hedging purposes.

                    CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The following summarizes our contractual cash obligations at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

                                                                 PAYMENTS DUE BY PERIOD
                                                  -----------------------------------------------------
                                                            LESS THAN                            AFTER
CONTRACTUAL OBLIGATIONS                            TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS   5 YEARS
-----------------------                           -------   ---------   ---------   ---------   -------
                                                                  (IN BILLIONS OF WON)
Bonds...........................................  3,875.2      910.0     1,860.2     1,105.0        --
Long-term Borrowings............................     24.3       14.0        10.3          --        --
Capital lease Obligations.......................      2.1        2.0         0.1          --        --
Operating Leases................................      2.5        2.2         0.3          --        --
Purchase Obligations(1).........................    129.9      129.9          --          --        --
Other Long-term Payables(2).....................    650.0         --          --        90.0     560.0
                                                  -------    -------     -------     -------     -----
Total Contractual Cash Obligations..............  4,684.0    1,058.1     1,870.9     1,195.0     560.0
                                                  =======    =======     =======     =======     =====

---------------

(1) Related to the construction of our new headquarters. See note 23 of our notes to consolidated financial statements.

(2) Related to acquisition of IMT license. See note 2(i) of our notes to consolidated financial statements.

     The following summarizes our contractual cash commercial commitments at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

                                                            AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                            -------------------------------------------
                                                            LESS THAN                           OVER 5
OTHER COMMERCIAL COMMITMENTS                       TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS    YEARS
----------------------------                      -------   ---------   ---------   ---------   -------
                                                                  (IN BILLIONS OF WON)
Lines of Credit.................................  1,311.5    1,311.5       --          --         --
Standby Letters of Credit.......................       --         --       --          --         --
Guarantees......................................       --         --       --          --         --
Standby Repurchase Obligation...................       --         --       --          --         --
Other Commercial Commitments....................       --         --       --          --         --
                                                  -------    -------        --          --         --
Total Commercial Commitments....................  1,311.5    1,311.5       --          --         --
                                                  =======    =======        ==          ==         ==

                                   INFLATION

     We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Annual inflation in Korea was 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. We can give no assurance that inflation will not have an adverse effect on our operations.

                            U.S. GAAP RECONCILIATION

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 30 and 31 of our notes to consolidated financial statements.

     Our net income in 2000 under U.S. GAAP is lower than under Korean GAAP by Won 76.8 billion, primarily due to differences in the treatment of deferred income taxes and non-refundable activation fees. Our net income in 2001 under U.S. GAAP is lower than under Korean GAAP by Won 34.5 billion, primarily due to differences in the treatment of deferred charges, intangible assets and nonrefundable activation fees. Our net income in 2002 under U.S. GAAP is lower than under Korean GAAP by Won 186.0 billion, primarily due to differences in the treatment of nonrefundable activation fees and loss on impairment of investment securities which were partially offset by non-amortization of goodwill under U.S. GAAP. Our losses on impairment of investment securities for the year ended December 31, 2002 were higher by Won 252.0 billion under U.S. GAAP due to differences in the treatment of write-down for declines of fair value. Such write-downs were made in connection with securities held in Powercomm and Hanaro. See note 4 of our notes to consolidated financial statements.

     Our shareholders' equity at December 31, 2000 under U.S. GAAP is lower than under Korean GAAP by Won 24.7 billion primarily due to the differing treatment of goodwill relating to the acquisition of Shinsegi. Our shareholders' equity at December 31, 2001 under U.S. GAAP is lower than under Korean GAAP by Won 329.2 billion primarily due to the differing treatment of minority interest in equity of consolidated affiliates and non-refundable activation fees, which were partially offset by differences in intangible assets. Our shareholders' equity at December 31, 2002 under U.S. GAAP is higher than under Korean GAAP by Won
124.3 billion primarily due to the differing treatment of loss on impairment of investment securities, minority interest in equity of consolidated affiliates and cancellation of amortization of good will.

             CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

     Our consolidated financial statements are prepared in accordance with Korean GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to revenue recognition, allowances for doubtful accounts, inventories, useful lives of property and equipment, investments, employee stock option compensation plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We also provide a summary of significant differences between accounting principles followed by us and our subsidiaries and U.S. GAAP. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

  REVENUE RECOGNITION

     Our revenues are principally derived from telecommunication service revenue and wireless handset sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges and non-refundable activation fees are recognized at the time services are rendered.

     Our subsidiaries also sell wireless handsets to customers and such sales are recognized at the time products are delivered.

  ALLOWANCES FOR DOUBTFUL ACCOUNTS

     An allowance for doubtful account is provided based on a review of the status of individual receivable accounts at end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expenses.

  INVENTORIES

     Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities, handsets and raw materials for handsets.

  ESTIMATED USEFUL LIVES AND IMPAIRMENT OF LONG-LIVED ASSETS

     We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows that take into account management's estimates of future operations.

  IMPAIRMENT OF INVESTMENT SECURITIES

     When the fair value of a listed equity security or the net equity value of an unlisted equity security held for Investment (excluding those of affiliates and subsidiaries) declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to its fair value or net asset value, with the valuation loss charged to current operations. When the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to its fair value with the resulting valuation loss charged to current operations.

     As part of this review, the investee's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue to be classified as temporary. If economies or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as an impairment loss in current operations.

     Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested and, for publicly-traded securities, the length of time and the extent to which fair value has been less than cost. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

  EMPLOYEE STOCK OPTION COMPENSATION PLAN

     We adopted the fair value based method of accounting for the employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of management who have contributed, or have the ability to contribute, significantly to our company. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, we exclude the volatility factor in estimating the value of our stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate.

  INCOME TAXES

     Current tax expense is determined based on taxable income for the year computed using prevailing tax rates.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

     Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

     Deferred tax assets and liabilities are presented on the balance sheet as a non-current number.

                       SIGNIFICANT CHANGES IN KOREAN GAAP

     On January 1, 2002, the Company and its subsidiaries early adopted Statement of Korea Accounting Standards ("SKAS") No. 6 "Events Occurring after Balance Sheet Date". This statement requires that proposed appropriations of retained earnings, including proposed cash dividends, be reflected on the balance sheet when the appropriations are approved by shareholders. Through 2001, such proposed appropriation of retained earnings, including proposed cash dividends, were recorded in the year they were proposed in accordance with Korean GAAP. In order to reflect this accounting changes, prior year's financial statements have been restated. This accounting change resulted in an increase in stockholders' equity as of December 31, 2000, 2001 and 2002 of W48,103 million, W57,265 million and W151,739 million, respectively, and a decreases in total liabilities as December 31, 2000, 2001 and 2002 of the same amounts. Operating income and net income for the years ended December 31, 2000, 2001 and 2002 were not affected by this change.

                        SIGNIFICANT CHANGES IN U.S. GAAP

     On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, however, they will be subject to annual impairment tests as prescribed by the Statement. The following table presents the impact of SFAS No. 142 on reported net income and earnings per share had the standard been in effect for the years ended December 31, 2000, 2001 and 2002 (in millions of Korean won, except per share amount):

                                                      YEAR ENDED DECEMBER 31,
                                                ------------------------------------
                                                   2000         2001         2002
                                                ----------   ----------   ----------
Reported net income...........................  W  895,420   W1,111,596   W1,301,126
  Goodwill amortization.......................     112,572      151,911           --
                                                ----------   ----------   ----------
Adjusted net income...........................  W1,007,592   W1,263,507   W1,301,126
                                                ==========   ==========   ==========
Basic earnings per common share...............  W   10,265   W   12,844   W   15,440
  Goodwill amortization.......................       1,291        1,755           --
                                                ----------   ----------   ----------
Adjusted earnings per common share-basic......  W   11,556   W   14,595   W   15,440
                                                ==========   ==========   ==========
Diluted earnings per common share.............  W   10,265   W   12,844   W   15,439
  Goodwill amortization.......................       1,291        1,755           --
                                                ----------   ----------   ----------
Adjusted earnings per common share-diluted....  W   11,556   W   14,599   W   15,439
                                                ==========   ==========   ==========

                            RESEARCH AND DEVELOPMENT

OVERVIEW

     In conformity with the MIC's guidance, we have maintained a high level of spending on research and development activity. Prior to 1996, the majority of our research and development expense consisted of the MIC-directed donations to several Korean research institutes and educational organizations. More recently, we have sharply increased our spending for our internal research activity resulting in such amounts exceeding our spending on external research. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

     The following table sets forth our annual research and development expenses:

                                                             AS OF AND FOR THE
                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
                                                           2000     2001     2002
                                                          ------   ------   ------
                                                            (IN BILLIONS OF WON)
Internal R&D Expenses(1)................................  W 78.8   W130.7   W194.3
External R&D Expenses(2)................................    38.3     23.0     59.0
                                                          ------   ------   ------
Total R&D Expenses(3)...................................  W117.1   W153.7   W253.3
                                                          ======   ======   ======

---------------

(1) Includes Won 6.1 billion for Shinsegi for the nine months ended December 31, 2000 and Won 4.8 billion for the year ended December 31, 2001.

(2) Includes Won 0.6 billion for Shinsegi for the nine months ended December 31, 2000 and nil for the year ended December 31, 2001.

(3) Includes Won 6.7 billion for Shinsegi for the nine months ended December 31, 2000 and Won 4.8 billion for the year ended December 31, 2001.

     The MIC has the statutory power to recommend levels of spending by telecommunications service providers on research and development activity and the allocation of expenditures between internal and external research. In practice, the MIC has issued guidelines regarding the amount and allocation of research spending. In its May 1995 guidelines, the MIC recommended that our minimum level of total research and development spending (set as a percentage of budgeted revenue and calculated according to MIC guidelines which differ from our accounting treatment of such expenses) be: 9.0% from 1995 through 1997; 9.5% for 1998; and 10.0% for 1999 through 2001. With respect to the level of contribution specifically for external research and development, in July 1998, the MIC reduced the recommended minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications to 1.5% from 2.0%. In 2001, the recommended minimum level of contribution was further reduced to 1.0%. In 2002, the recommended minimum level of contribution was further reduced to 0.8%. In 2003, the recommended minimum level of contribution is 0.8%, the same as 2002. We are not obligated to make donations to any other external research institutes. Although compliance with such guidelines is not mandatory, we have complied with such guidelines in the past and intend to comply, to the extent practicable, in the future.

INTERNAL RESEARCH AND DEVELOPMENT

     The main focus of our internal research and development activity is the development of 3G technologies and services and value-added technologies and services for our CDMA network, such as wireless data communications. We spent approximately Won 194.3 billion on internal research and development in 2002.

     Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. As of April 30, 2003 our research center housed 595 research engineers (including both full time and temporary research engineers). Their work focuses on cell planning, network management, digital wireless technologies, multimedia, information processing and other wireless telecommunications areas. Our research center includes a team that is helping to develop a fourth generation wireless technology, which is expected to enable wireless data transmissions at speeds of up to 155 Mbps, 70 times faster than W-CDMA technology.

     Each business unit has its own research team that can concentrate on specific short-term research needs. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

EXTERNAL RESEARCH AND DEVELOPMENT

     In addition to conducting research in our own facilities, we have been a major financial supporter of other Korean research institutes, and we have helped coordinate the Government's effort to commercialize the CDMA digital technology. We do not have any independently-owned intellectual property rights in the technologies or products developed by any external research institute.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

     Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors. We currently have a total of twelve directors, six of whom are outside directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

     As required under relevant Korean laws and our articles of incorporation, we have a committee for recommendation of outside directors within the board of directors, or Recommendation Committee. Outside directors are appointed from among those candidates recommended by the Recommendation Committee. The list of recommended outside directors submitted by the Recommendation Committee must include every person who is recommended by shareholders holding 1.0% or more of our outstanding shares for at least six months as of the date such shareholders exercise their right to recommend the candidate. The Recommendation Committee must consist of two or more directors, at least half of whom must be outside directors.

     The term of offices for directors is until the close of the third annual general shareholders meeting convened after he or she commences his or her term. Our directors may serve consecutive terms. Our shareholders may remove them from office by a resolution at a general meeting of shareholders adopted by the holders of at least two-thirds of the voting shares present or represented at the meeting, and such affirmative votes also represent at least one-third of our total voting shares then issued and outstanding.

     Representative directors are directors elected by the board of directors with the statutory power to represent our company.

     The following are the names and positions of our standing and non-standing directors. The business address of all of our directors is the address of our registered office at 99 Seorin-dong, Jongro-gu, Seoul, Korea.

     Standing directors are our full-time employees and executive officers. They also comprise the senior management, or the key personnel who manage us. Their names, date of birth and positions at our company and other positions are set forth below:

                                                                                      OTHER PRINCIPAL
                                        DIRECTOR   EXPIRATION                          DIRECTORSHIPS
NAME                   DATE OF BIRTH     SINCE      OF TERM          POSITION          AND POSITIONS      BUSINESS EXPERIENCE
----                   -------------    --------   ----------        --------         ---------------     -------------------
Kil Seung Son+.......  Feb. 6, 1941       1994        2006      Chairman, Chief      Representative       Vice-Chairman & CEO,
                                                                Executive Officer    Director, SK         SK Telecom;
                                                                and Representative   Shipping;            Director, SK
                                                                Director             Representative       Telecom; President &
                                                                                     Director, SK         CEO, Dae Han Telecom
                                                                                     Global; Director,
                                                                                     SK Construction;
                                                                                     Director, SK
                                                                                     Corporation;
                                                                                     Director, SK
                                                                                     Forest, Director,
                                                                                     The Korea Economic
                                                                                     Daily
Jung Nam Cho.........  Nov. 20, 1941      1995        2004      Vice-Chairman,                            President & COO, SK
                                                                Chief Operating                           Telecom
                                                                Officer and
                                                                Representative
                                                                Director

                                                                                      OTHER PRINCIPAL
                                        DIRECTOR   EXPIRATION                          DIRECTORSHIPS
NAME                   DATE OF BIRTH     SINCE      OF TERM          POSITION          AND POSITIONS      BUSINESS EXPERIENCE
----                   -------------    --------   ----------        --------         ---------------     -------------------
Moon Soo Pyo*........  Aug. 30, 1953      1994        2006      President, Chief                          Vice-President, SK
                                                                Operating Officer                         Telecom, Executive
                                                                and Representative                        Director and Head of
                                                                Director                                  New Business
                                                                                                          Development TFT, SK
                                                                                                          Telecom; Chief
                                                                                                          Secretary of the
                                                                                                          President, SK
                                                                                                          Telecom; Managing
                                                                                                          Director of Planning
                                                                                                          and Coordination
                                                                                                          Office, SK Telecom;
                                                                                                          Manager of Planning
                                                                                                          and Coordination
                                                                                                          Office, SK Group;
                                                                                                          Director, Daehan
                                                                                                          Telecom
Young Jin Kim........  Sept. 19, 1946     2002        2005      Executive Vice-                           Head of SK Global
                                                                President, Head of                        America, Inc.; Head
                                                                Strategic Support                         of President Office,
                                                                Divisional Group &                        SK Global; Head of
                                                                Chief Financial                           Human Resource
                                                                Officer                                   Development Office
                                                                                                          And Europe Branch
                                                                                                          Office, SK Global
Shin Bae Kim.........  Oct. 15, 1954      2002        2005      Senior Vice-         Director, Hanaro     Head of Strategic
                                                                President & Head     Telecom; Director,   Planning Group,
                                                                of Strategic         SK Telink;           Shinsegi Telecomm;
                                                                Planning             Director, SK         Director of
                                                                Divisional Group     Teletech;            Strategic Business
                                                                                     Representative       Division, SK
                                                                                     Director, SK         Telecom; Director,
                                                                                     Capital              KORMS

     Our current non-standing directors are:

                                                                                      OTHER PRINCIPAL
                                        DIRECTOR   EXPIRATION                          DIRECTORSHIPS
NAME                   DATE OF BIRTH     SINCE      OF TERM          POSITION          AND POSITIONS      BUSINESS EXPERIENCE
----                   -------------    --------   ----------        --------         ---------------     -------------------
Tae Won Chey+*.......  Dec. 3, 1960       1999        2005      Director             Chairman and CEO,    Managing Director,
                                                                                     SK Corporation;      Sunkyong Ltd.;
                                                                                     Director, SK C&C;    Director, Sunkyong
                                                                                     Director, Walker     Ltd.; Managing
                                                                                     Hill;                Director and Head of
                                                                                     Representative       Integrated Network
                                                                                     Director, The        Team, Yukong Ltd.;
                                                                                     Contents Company;    Managing Director
                                                                                     Representative       and Head of Business
                                                                                     Director, Wider      Development Team,
                                                                                     Than.com             Office of the
                                                                                                          Chairman for
                                                                                                          Management and
                                                                                                          Planning, SK Group

                                                                                      OTHER PRINCIPAL
                                        DIRECTOR   EXPIRATION                          DIRECTORSHIPS
NAME                   DATE OF BIRTH     SINCE      OF TERM          POSITION          AND POSITIONS      BUSINESS EXPERIENCE
----                   -------------    --------   ----------        --------         ---------------     -------------------
Dae Sik Kim..........  Jan. 11, 1955      1998        2004      Outside Director     Professor, Hanyang   University of
                                                                                     University;          Pennsylvania, MBA
                                                                                     Committee Member,    (1981), Ph.D. (1987)
                                                                                     MOFE Advisory
                                                                                     Committee on
                                                                                     Financial
                                                                                     Development
Sang Koo Nam.........  Aug. 20, 1946      1998        2004      Outside Director     Professor, Korea     University of
                                                                                     University           Pennsylvania, MBA
                                                                                                          (1975), Ph.D.
                                                                                                          (1981); President,
                                                                                                          Korean Financial
                                                                                                          Association
Sang C. Lee..........  Jan. 24, 1941      1999        2005      Outside Director     Consultant           Chairman,
                                                                                                          Communication
                                                                                                          Network Interface,
                                                                                                          Inc.; Chairman and
                                                                                                          CEO, Spectron Corp.;
                                                                                                          President, Scovill
                                                                                                          Fasteners, Inc.;
                                                                                                          Director of
                                                                                                          Organization, ITT
                                                                                                          Worldwide Corp.;
                                                                                                          Vice President, ITT
                                                                                                          Asia Pacific Corp.
Dae Gyu Byun.........  Mar. 8, 1960       2001        2004      Outside Director     CEO &                Representative
                                                                                     Representative       Director, Kunin Co.;
                                                                                     Director, Humax      Co-promoter, Venture
                                                                                     Co., Ltd.; Head      Leaders Club
                                                                                     Vice-President,
                                                                                     Korea Venture
                                                                                     Business
                                                                                     Association
Jae Seung Yoon.......  Nov. 9, 1962       2002        2005      Outside Director     CEO &                Public Prosecutor,
                                                                                     Representative       The Seoul/Busan
                                                                                     Director, Daewoong   District Public
                                                                                     Pharmaceutical       Prosecutors' Office;
                                                                                     Co., Ltd.            Auditor and Vice-
                                                                                                          President, Daewoong
                                                                                                          Pharmaceutical Co.,
                                                                                                          Ltd.
Yong Woon Kim........  Oct 4, 1943        2003        2009      Outside Director     Standing Advisor,    Korea University
                                                                                     POSCO Research
                                                                                     Institute

---------------

+ On March 11, 2003, Mr. Tae Won Chey, our non-standing director, who also serves as the chairman and CEO of SK Corporation, and Mr. Kil Seung Son, our Chairman, Chief Executive Officer and Representative Director, who also serves as the representative director of SK Global and a non-standing director of SK Corporation, were indicted on charges of misappropriation under the Korean criminal law by the Seoul District Public Prosecutor's Office. See
  "-- Involvement in Certain Legal Proceedings".

* Mr. Tae Won Chey, our non-standing director, and Mr. Moon Soo Pyo, our President, Chief Operating Officer and Representative Director, are first cousins.

  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     On March 11, 2003, Mr. Tae Won Chey, our non-standing director, who also serves as the chairman and CEO of SK Corporation, and Mr. Kil Seung Son, our Chairman, Chief Executive Officer and Representative Director, who also serves as the representative director of SK Global and a non-standing director of SK Corporation, were indicted on charges of misappropriation under the Korean criminal law by the Seoul District Public Prosecutor's Office. Both Mr. Chey and Mr. Son were indicted for causing improper losses to SK Global in violation of their fiduciary duties, while Mr. Chey's charges also relate to the improper valuation in certain transactions of shares of certain affiliated companies in the SK Group. The indictment also charged Mr. Chey and Mr. Son, as well as certain other executives of companies in the SK Group, with fraudulently inflating reported profits of SK Global. None of the allegations against Mr. Chey or Mr. Son relate to actions taken in the capacities in which they directly serve SK Telecom, and SK Telecom has not been implicated in any of the foregoing charges.

     As of the date hereof, Mr. Chey is in custody and the trials of Mr. Chey and Mr. Son in connection with the foregoing charges is currently in progress at the Seoul District Court. The court is expected to render its judgment on June 13, 2003 and, if Mr. Chey or Mr. Son is found guilty, sentencing is also expected on such date. If found guilty, the penalties can range from monetary fines to imprisonment. The Seoul Public Prosecutor's Office has reportedly indicated that it is seeking a prison term of six years for Mr. Chey and five years for Mr. Son. If Mr. Chey or Mr. Son is found guilty and sentenced to a prison term with all available appeals exhausted, according to our articles of incorporation, he will be disqualified from serving as a member of our board of directors and we will be deprived of his services.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2002 totaled approximately Won 8.0 billion.

     Remuneration for the directors is determined by shareholder resolutions. Severance allowances for directors are determined by the board of directors in accordance with our regulation on severance allowances for officers, which was adopted by shareholder resolutions. The regulation provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors.

     In March 2001 and 2002, pursuant to the resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares. 42 and 70 officers, respectively, in 2001 and 2002, were granted options to purchase 43,820 and 65,730 common shares. The exercise price for the shares are Won 211,000 and Won 267,000, respectively, for 2001 and 2002. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. The officers may exercise their options during a two-year period starting from March 2004 (for shares granted in 2001) or from March 2005 (for shares granted in 2002). The board of directors may, by resolution, cancel any director's or officer's stock options under certain circumstances. In 2003, none of our directors and officers were granted options to purchase our common shares.

     The following table shows the share allotment for the directors under our 2001, 2002 and 2003 stock option programs.

                                                      NUMBER OF SHARES ALLOTTED    NUMBER OF
                                                     ---------------------------    OPTIONS
NAME                                 POSITION         2001      2002      2003     EXERCISED
----                            ------------------   -------   -------   -------   ---------
Kil Seung Son.................  Director                  0         0         0          0
Jung Nam Cho..................  Director              7,750     6,150         0          0
Moon Soo Pyo..................  Director                  0         0         0          0
Young Jin Kim.................  Director                  0       790         0          0
Shin Bae Kim..................  Director                  0     1,650         0          0
Tae Won Chey..................  Director                  0         0         0          0
Dae Sik Kim...................  Outside Director      1,000     1,000         0          0
Sang Koo Nam..................  Outside Director      1,000     1,000         0          0
Sang C. Lee...................  Outside Director      1,000     1,000         0          0
Ki Joong Sung.................  Outside Director      1,000     1,000         0          0
Dae Gyu Byun..................  Outside Director      1,000     1,000         0          0
Jae Seung Yoon................  Outside Director          0     1,000         0          0
Yong Woon Kim.................  Outside Director         --        --         0          0
Other Officers................                       28,820    51,140         0          0
                                                     ------    ------    ------      -----
  Total.......................                       41,570    65,730         0          0
                                                     ------    ------    ------      -----

                                BOARD PRACTICES

  TERMINATION OF DIRECTORS, SERVICES

     Directors are given a retirement and severance payment upon termination of employment in accordance with our internal regulations on severance payments. Upon retirement, directors who have made significant contributions to our company during their term may be appointed to serve either as an advisor to us or as an officer of an affiliate company.

  AUDIT COMMITTEE

     Under relevant Korean laws and our articles of incorporation, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-third of whom must be outside directors. They are appointed annually by a resolution of the board of directors. They are required to:

     - examine the agenda for the general meeting of shareholders;

     - examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

     - review the administration by the board of directors of our affairs; and

     - examine the operations and asset status of us and our subsidiaries.

     In addition, the audit committee must appoint independent certified public accountants to examine our financial statements. An audit and review by certified public accountants of our financial statements is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Supervisory Commission of Korea and the Korea Stock Exchange.

     Our audit committee is composed of six outside directors: Dae Sik Kim, Sang Koo Nam, Sang C. Lee, Dae Gyu Byun, Jae Seung Yoon and Yong Woon Kim.

  REMUNERATION

     We do not have an independent internal remuneration committee. Remuneration for the directors and officers are determined by shareholder resolutions. Severance allowances for directors are determined by the board of directors in accordance with our internal regulation on remuneration of officers, which was also adopted by shareholder resolutions and provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors. The regulation on payment of remuneration to company officers also provides for a special contribution bonus upon retirement, which provide for additional compensation in addition to the basic severance package to any officer or director who during his term of service makes special contributions to the company. We may also reimburse our outside directors for expenses they incurred in performance of their services. See "-- Compensation of Directors and Officers". We are currently receiving consulting services on creating a remuneration committee under the Board of Directors.

                                   EMPLOYEES

     The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

DATE                                         REGULAR EMPLOYEES   TEMPORARY EMPLOYEES   TOTAL
----                                         -----------------   -------------------   -----
December 31, 2000..........................        4,513(1)             2,766(2)       7,279
December 31, 2001..........................        4,587(1)             1,106(2)       5,693
December 31, 2002..........................        4,641                1,600          6,241
April 30, 2003.............................        4,843                1,605          6,448

---------------

(1) Includes 1,687 regular Shinsegi employees as of December 31, 2000 and 1,002 as of December 31, 2001.

(2) Includes 656 temporary Shinsegi employees as of December 31, 2000 and 330 as of December 31, 2001.

     Throughout 2000, we experienced voluntary and involuntary termination of a large number of temporary employees in non-core business departments such as the customer hotline center. The number of our regular employees increased in 2001 and 2002 due to periodic hiring of new employees.

     The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of December 31, 2002:

                            MARKETING   PRODUCTION   RESEARCH   SUPPORT   NEW BUSINESS   TOTAL
                            ---------   ----------   --------   -------   ------------   -----
Regular Employees.........    1,284       1,463        533         938        423        4,641
Temporary Employees.......    1,044         189         62         227         78        1,600
                              -----       -----        ---       -----        ---        -----
Total.....................    2,328       1.652        595       1,165        501        6,241
                              =====       =====        ===       =====        ===        =====

     As of December 31, 2002, we had a company union comprised of 2,859 regular employees. As of April 30, 2003, we had a company union comprised of 2,865 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration. Our most recent wage negotiations were completed in June 2002 and resulted in an average wage rate increase of 5.0% for 2002 from 2001. We have not entered into any wage negotiation for 2003 as of May, 2003.

     In the first half of 1998, we implemented and completed a voluntary early retirement program pursuant to which employees meeting certain requirements could receive certain retirement and severance benefits in addition to their normal retirement and severance benefits if they elected to retire during the designated period. Designed to enhance labor efficiency, this program resulted in the early retirement of 689 employees. The aggregate amount of additional retirement and severance benefits so paid, treated as a current expense in 1998, amounted to Won 49.3 billion. The aggregate amount of normal retirement and severance benefits paid to employees electing to retire pursuant to such program amounted to Won 20.6 billion in 1998.

     Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to this plan, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase stock through the plan in the case of a capitalization by the association. As of May 13, 2003, the employee stock ownership association owned approximately 0.7 % of our issued common stock.

     We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee's length of service with us and the employee's salary level at the time of severance. As of December 31, 2002, the accrued and unpaid retired and severance benefits of Won 175.8 billion for all of our employees are reflected in our consolidated financial statements as a liability, and a portion of our retirement and severance liabilities, totaling Won 120.4 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into am employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower. If the new entity is our subsidiary, of which we own at least a 50% stake, employment is guaranteed for three years.

     We are also required by law to contribute up to 5.0% of our annual revenues for employee welfare. We contributed 3% of our revenues annually for years prior to 2002. Beginning in 2002, we negotiate an exact amount each year and contributed Won 99.0 billion in 2002.

     We consider our relations with our employees to be good.

                                SHARE OWNERSHIP

     The following table sets forth the share ownership by our standing and non-standing directors as of April 30, 2003:

                                                                        PERCENTAGE
                                                            NUMBER OF    OF TOTAL     SPECIAL
                                                             SHARES       SHARES      VOTING
NAME                                    POSITION              OWNED     OUTSTANDING   RIGHTS    OPTIONS
----                                    --------            ---------   -----------   -------   -------
STANDING DIRECTORS
  Kil Seung Son.............  Chairman, Chief Executive           0         --         None          0
                              Officer and Representative
                              Director
  Jung Nam Cho..............  Vice-Chairman, Chief                0         --         None     16,500
                              Operating Officer and
                              Representative Director
  Moon Soo Pyo..............  President, Chief Operating          0         --         None          0
                              Officer and Representative
                              Director
  Young Jin Kim.............  Executive Vice-President,           0         --         None        790
                              Head of Strategic Support
                              Divisional Group and Chief
                              Financial Officer
  Shin Bae Kim..............  Senior Vice-President and       1,270         --         None      1,650
                              Head of Strategic Planning
                              Divisional Group

                                                                        PERCENTAGE
                                                            NUMBER OF    OF TOTAL     SPECIAL
                                                             SHARES       SHARES      VOTING
NAME                                    POSITION              OWNED     OUTSTANDING   RIGHTS    OPTIONS
----                                    --------            ---------   -----------   -------   -------
NON-STANDING DIRECTORS
  Tae Won Chey..............  Director                          100          0*        None          0
  Dae Sik Kim...............  Outside Director                    0         --         None      2,500
  Sang Koo Nam..............  Outside Director                    0         --         None      2,500
  Sang C. Lee...............  Outside Director                    0         --         None      2,500
  Dae Gyu Byun..............  Outside Director                    0         --         None      2,000
  Jae Seung Yoon............  Outside Director                  200          0*        None      1,000
  Yong Woon Kim.............  Outside Director                    0         --         None          0

---------------

* Less than 1.0%.

     In 1989, we established an Employee Welfare Fund to provide employees with loans with below-market interest rates for housing, purchase of shares under the employee stock ownership plan and certain emergency purposes. As of April 30, 2003, the Fund's assets, totaling approximately Won 118.5 billion, consist primarily of Won 66.1 billion in loans to employees and Won 52.4 billion in cash. The Fund is managed by a committee consisting of five management representatives and five union representatives.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     As of May 30, 2003, approximately 87.05% of our issued shares were held in Korea by approximately 30,000 shareholders. The following table sets forth certain information as of the close of our shareholders' registry on May 13, 2003 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

                                                               PERCENTAGE OF   PERCENTAGE OF
                                                  NUMBER OF    TOTAL SHARES    TOTAL SHARES
SHAREHOLDER/CATEGORY                                SHARES        ISSUED        OUTSTANDING
--------------------                              ----------   -------------   -------------
Domestic Shareholders
  SK Group(1)...................................  20,395,954       24.05%          26.78%
  POSCO.........................................   5,794,924        6.83            7.61
  Employees(2)..................................     547,295        0.65              --
  Treasury shares...............................   3,886,710        4.58              --
  Officers and Directors(3).....................       1,570        0.00            0.00
  Other Domestic Shareholders...................  19,887,792       23.45           26.11
Foreign Shareholders (4)........................  34,307,066       40.44           45.05
                                                  ----------       -----           -----
     Total Issued Shares........................  84,821,311       100.0%          100.0%
                                                  ==========       =====           =====

---------------

(1) The SK Group's ownership interest consists of the following as of May 13, 2003:

                                                               PERCENTAGE OF   PERCENTAGE OF
                                                  NUMBER OF    TOTAL SHARES    TOTAL SHARES
SK GROUP MEMBER                                     SHARES        ISSUED        OUTSTANDING
---------------                                   ----------   -------------   -------------
SK Corporation..................................  17,663,127       20.82%          23.19%
SK Securities Co., Ltd. ........................      11,023        0.01            0.01
SK Global Co., Ltd. ............................   2,553,664        3.01            3.35
SK Life Insurance Co., Ltd. ....................      62,839        0.07            0.08
SK Investment Trust Management Co., Ltd. .......     105,301        0.12            0.14
                                                  ----------       -----           -----
Total...........................................  20,395,954       24.05%          26.78%
                                                  ==========       =====           =====

---------------

(2) Represents shares owned by our employee stock ownership association. See "Business -- Employees".

(3) Less than 0.01%.

(4) Includes 5,117,500 shares of our common stock, or approximately 6.03% of our issued common stock, represented by ADSs held by Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands.

     After giving effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000, the following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
SHAREHOLDER                                                    2000      2001      2002
-----------                                                   -------   -------   -------
                                                               (AS A PERCENTAGE OF TOTAL
                                                                   ISSUED SHARES)(1)
SK Group....................................................   34.17%    34.16%    24.43%
  SK Corporation(2).........................................   26.81     26.81     19.81
  SKC Co., Ltd. ............................................    0.00      0.00      0.00
  SK Chemicals Co., Ltd.....................................    0.00      0.00      0.00
  SK Evertec Co., Ltd.(3)...................................    0.00      0.00      0.00
  SK Life Insurance.........................................    0.01      0.01      0.00
  SK Investment Trust Management............................    0.05      0.04      0.07
  SK Global(4)..............................................    7.29      7.29      4.53
  SK Energy Sales Co., Ltd.(5)..............................    0.00      0.00      0.00
  SK Distribution Co., Ltd.(6)..............................    0.00      0.00      0.00
KT Corporation(7)...........................................   13.39     10.39      9.27
POSCO(8)....................................................    6.50      6.50      6.50

---------------

(1) Includes shares held in treasury of 73,636, 6,159,266 and 4,852,972 as of December 31, 2000, 2001 and 2002, respectively.

(2) On July 25, 2002, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), which in turn sold bonds exchangeable initially into such ADSs. On the same day, SK Corporation sold 1,122, 223 shares of our common stock represented by ADRs to foreign investors.

(3) SK Evertec Co., Ltd. was formerly known as SK Oxychemical Co., Ltd.

(4) On January 4, 2002, SK Global issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock. On January 31, 2002, bank trust funds controlled by us purchased from SK Global an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock. On July 25, 2002, SK Global sold 1,100,000 shares of our common stock represented by ADRs to foreign investors.

(5) SK Energy Sales merged into SK Global on July 31, 2000.

(6) SK Distribution merged into SK Global on December 31, 1999.

(7) On April 15, 2002, KT Corporation sold an aggregate of 1,000,000 shares, or approximately 1.1%, of our outstanding common stock to investors. On December 30, 2002, KT Corporation sold an aggregate of 4,457,635 shares, on approximately 5.0%, of our outstanding common stock to us. On January 10, 2002, KT Corporation sold its remaining stake in us, an aggregate of 3,809,288 shares, or approximately 4.3%, of our outstanding common stock to us.

(8) POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

     Other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 3.0% of our total shares outstanding or exercise control or could exercise control over our business.

     On January 4, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Global issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock, subject to anti-dilution adjustments. These bonds may be exchanged at the option of the bondholders at any time from April 4, 2002 through December 4, 2004. In connection with the issuance of these bonds, SK Global has deposited 1,730,104 shares of our common stock with the Korea Securities Depository. The title to these shares belongs to SK Global but, under applicable Korean laws and the deposit agreement between SK Global and Korea Securities Depository dated December 21, 2001, these shares are subject to restrictions on transfer except upon exercise or repayment of the bonds.

     On January 31, 2002, bank trust funds controlled by us purchased from SK Global an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock.

     On July 25, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands, which in turn sold bonds exchangeable initially into such

ADSs. The 5,117,500 shares of our common stock, or approximately 6.03% of our issued common stock, held by Momenta (Cayman) are reflected on the foreign shareholders line in the first table under this "Share Ownership" section. Pursuant to the terms and conditions of such bonds, if investors do not otherwise exchange the bonds for our ADSs, all or a portion of such ADSs may ultimately be returned to SK Corporation. On the same day, SK Corporation and SK Global each sold 1,122,223 and 1,100,000 shares, respectively, of our common stock represented by ADRs to foreign investors.

     We understand that SK Corporation and SK Global may dispose of additional shares of our common stock in one or more transactions, which may include sales pursuant to this registration statement. Recently, as a result of significant financial difficulties and prosecutors' discovery of alleged fraudulent accounting practices at SK Global, it has been reported in the press that SK Global may sell its 3% stake in SK Telecom to raise capital. Although no decision has been made, we may consider buying back all 3% of our shares from SK Global. Such transactions are not expected to result in a change of control of us by the SK Group.

     In addition, we currently plan to acquire approximately 3% of our outstanding common stock through open-market purchases on the Korea Stock Exchange by September 30, 2003 for the purpose of a reduction in capital. We expect to announce specific details of our plan to buy back our shares by the end of June 2003. We may at our sole discretion change our current plan concerning the acquisition of our shares depending on market conditions or for other reasons.

     As of May 13, 2003, SK Corporation owns 17,663,127 shares of our common stock, or approximately 20.8%, of our issued shares. As of April 30, 2003, a foreign investment fund held a 14.99% stake in SK Corporation, as the largest shareholder. According to the MIC, upon such foreign investment fund's acquisition of an additional 0.01% or more stake in SK Corporation, SK Corporation would be considered a foreign shareholder and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding. If SK Corporation's shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom, assuming foreign ownership level as of May 13, 2003, would reach 61%, exceeding the 49% ceiling. If the aggregate foreign shareholding in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom and the breaching shareholder, SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in breach of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. See "Key Information -- Risk Factors -- If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us." and "Information on the Company -- Business Overview -- Law and Regulation -- Foreign Ownership and Investment Restrictions and Requirements".

     Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SK GLOBAL

     We are a party to several contracts with SK Global, including:

     - A series of real property sale and purchase contracts in November 2000 pursuant to which we purchased from SK Global the building and land where our new corporate headquarters will be located. The aggregate purchase price was Won 114.4 billion; and

     - A series of sale and purchase agreements pursuant to which SK Teletech sells handsets to SK Global. The aggregate amounts received from SK Global pursuant to these contracts were Won 249.3 billion in 2000, Won
       272.5 billion in 2001 and Won 393.8 billion in 2002.

     On August 30, 2002, SK Global acquired from Korea Thrunet Co., Ltd. certain fiber-optic cable assets. These assets constitute approximately 30% of our current leased line needs and we currently lease all of such assets from SK Global. If SK Global is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that the creditors will require SK global to sell this business unit.

     SK Global also serves as our distributor of handsets to network of dealers. Samsung Electronics Co. Ltd., LG Electronics Inc, Motorola Korea, Inc. and Pantech & Curitel suspended their supply of handsets to SK Global on April 7, 2003. In May 2003, all suppliers have resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Previously, SK Global issued three-month promissory notes for payment to handset suppliers.

     We currently have Won 3.2 billion of accounts receivables from SK Global for sale of used handsets purchased from dealers and for usage of SK Global's employee training facilities. We have Won 14.9 billion of accounts payables to SK Global, mainly consisting of commissions to dealers owned by SK Global. For more information on SK Global, see "Key Information -- Risk Factors -- Financial difficulties and charges of financial statement irregularities at our affiliate, SK Global, may have a material adverse impact on our business and financial condition".

OTHER RELATED PARTIES

     In December 2000, we entered into an agreement with SK Corporation for the sale and leaseback of our head office, located at 99 Seorin-dong, Chongro-gu, Seoul, with a lease period from December 19, 2000 through March 31, 2004. Rent expense for the period from December 19, 2000 to December 31, 2000 was approximately Won 417 million. Under the lease agreement, in January 2001, we deposited Won 80.1 billion in refundable leasehold key money with SK Corporation. On February 1, 2003, we extended our contract through February 28, 2005 by depositing an additional Won 20.5 billion in refundable leasehold key money. Although there are no monthly rent payments, we pay a monthly management fee of Won 353.3 million. SK Corporation is obligated to refund the deposit, without interest, upon the expiration of the lease. As a result of these transactions, land and buildings with a net book value of Won 170.5 billion were removed from our balance sheet in 2000 and we recognized a loss of Won 5.9 billion on the disposal.

     We are party to several contracts with SK Engineering and Construction related to the construction of our new corporate headquarters in Seoul. We expect that construction of our new headquarters will be completed by the end of 2003. The total contract price for the demolition of existing buildings on the site and construction of the new building is estimated to be Won 154.0 billion.

     We are party to an agreement with SKC&C pursuant to which SKC&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months' prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SKC&C from time to time for specific information technology-related projects. The aggregate fees we paid to SKC&C for information technology services amounted to Won 198.0 billion for 2000, Won 221.1 billion for 2001 and Won 231.5 billion for 2002. The agreed fees under the long-term contract for 2003 are Won 268.7 billion, subject to adjustment based on services actually received during the year. We also purchase various information technology-related equipment from SKC&C from time to time. The total amount of such purchases was Won 97.4 billion for 2000, Won 108.4 billion for 2001 and Won
197.2 billion for 2002.

     The following table summarizes the amount of outstanding loans, including guarantees of any kind, made by us or our subsidiaries to or for the benefit of related parties from January 1, 2000 through December 31, 2002:

                                                                                                      NATURE OF THE LOAN
                                        TOTAL OUTSTANDING        LARGEST AMOUNT                      AND THE TRANSACTION
                          DATE OF          AMOUNT AS OF        OUTSTANDING DURING                      IN WHICH IT WAS
PARTIES/RELATIONSHIP     CONTRACT       DECEMBER 31, 2002          THE PERIOD        INTEREST RATE         INCURRED
--------------------     --------       -----------------      ------------------    -------------   -------------------
SK Wyverns Baseball    Sept. 8, 2000   Won 24.7 billion       Won 24.7 billion       9.0%            - Development of a
  Club (Subsidiary)..                                                                                  professional
                                                                                                       baseball team
DSS Mobile             Sept. 2, 1994   US$15,733,922 (Won     US$15,733,922 (Won                     - Guarantee of loan
  Communications,                      18.9 billion)(1)       18.9 billion)(1)                         from Sumitomo Bank
  Ltd. (Joint Venture                                                                                  in our capacity as
  Company)...........                                                                                shareholder and
                                                                                                       promoter of DSS
                                                                                                       Mobile.
                                                                                                     - SK Telecom paid
                                                                                                       DSS Mobile
                                                                                                       Communication's
                                                                                                       obligation to
                                                                                                       Sumitomo Bank in
                                                                                                       2001. SK Telecom
                                                                                                       has provided 100%
                                                                                                       allowance for the
                                                                                                       entire
                                                                                                       corresponding
                                                                                                       amount owed by DSS
                                                                                                       Mobile to SK
                                                                                                       Telecom.
Total................                  Won 38.0 billion       Won 43.6 billion

---------------

(1) Based on an exchange rate of US$1.00 to Won 1,200.4 as of December 31, 2002.

     All other loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than the normal risks of non-collection or present other unfavorable features.

ITEM 8.  FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. Financial Statements" and pages F-1 through F-62.

                               LEGAL PROCEEDINGS

FTC PROCEEDINGS

     In 1998, the FTC conducted two investigations into unfair internal transactions that may have taken place among companies in Korea's top five business groups, including the SK Group. These investigations focused not only on unfair transactions involving goods and services, but also on whether loans, property or securities were offered at below-market rates, whether real estate was leased at rental rates below the prevailing rates and whether employees were dispatched from one group company to another at no cost. On August 10, 1998, the FTC announced the results of the first investigation and imposed on us a penalty of approximately Won 57 million for alleged unfair transactions with our affiliates in the SK Group. On November 23, 1998, the FTC imposed on us another penalty of approximately Won 1.8 billion after the second investigation, which we paid in full after an unsuccessful appeal.

     On May 6, 1999, the FTC began another investigation into unfair transactions that may have taken place between January 1998 and April 1999 among companies in Korea's top five business groups, including the SK Group. The investigation focused this time on, among other things, whether funds from stock and other mutual funds managed by securities companies that belong to a particular business group were used to support affiliated companies within that business group. On October 28, 1999, following this investigation, the FTC imposed on us a penalty of approximately Won 435 million. We paid this amount in 2000.

     On September 10, 2001, the FTC ordered us to pay a fine of Won 476 million in connection with certain alliance agreements we entered into with several restaurants and other service-related companies. Under these agreements, restaurants operated by these companies provided certain discounts and other benefits to subscribers under some of our service plans. The agreements contained provisions which in effect prohibited these companies from entering into similar arrangements with other companies without obtaining our prior consent. The FTC took the position that such provisions violated the Fair Trade Act and ordered us to pay the fine. We paid the fine in full on November 15, 2001 and revised our agreements to comply with the Fair Trade Act.

     In addition, also on September 10, 2001, the FTC ordered us to pay a fine of Won 100 million in connection with the sale arrangements for certain wireless handsets. SK Global does not charge interest to our authorized dealers who sell handsets acquired from SK Global to our subscribers under the no-interest installment plans, while charging interest under installment plans on handsets supplied by unaffiliated suppliers. The FTC views such practices as an unfair trade practice. We disagree with the FTC's position and have filed a lawsuit for an invalidation of the order on October 16, 2001. The case is currently pending before the Seoul High Court. The Won 100 million fine was paid in full on November 15, 2001. On October 10, 2002, the Seoul High Court ruled in our favor. The FTC appealed the decision on November 20, 2002 and the appeal is currently pending before the Supreme Court.

     On July 22, 2002, members of the SK Group (including SK Telecom, SK Corporation and SK Global) concurrently with several other large Korean conglomerates, received a notice from the FTC requesting that these companies submit certain information, including financial statements and information about related party transactions, to the FTC by August 3, 2002. This deadline was extended to August 9, 2002, and we provided the requested information to the FTC on that date. After concluding its investigation, on October 29, 2002, the FTC ordered us to pay a fine of Won 175 million for violating the disclosure rules concerning related party transactions, which we paid in full.

     On November 7, 2002, the FTC ordered us to pay a fine of Won 1.04 billion in connection with certain misleading advertisements relating to Moneta, our mobile credit card. We, along with LG Telecom and KT Freetel, advertised that there would be a Won 100,000 to Won 300,000 discount on the purchase of wireless handsets when paid with a mobile credit card, such as Moneta. The advertisements were found to be misleading by the FTC because the FTC concluded that we did not duly inform the subscribers of an annual interest rate up to 9% to be accrued on the credit amount. KT Freetel and LG Telecom were also fined Won 672 million and Won 384 million, respectively, for similar violations. The FTC also ordered us to make public announcement of such violation.

MIC PROCEEDINGS

     In March 2002, the MIC indicated its belief that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. Consequently, beginning in April 2002, we eliminated such incentives, and believe that other wireless network service providers eliminated such incentives. In May 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. See "Operating and Financial Review and
Prospects -- Overview -- Revenue".

     We understand that in July 2002 the MIC imposed on us (i) a total fine of Won 30 million for our and two of our branches' refusal (a fine of Won 10 million for each) to comply with the MIC's request for documents during the MIC's spot investigations of possible handset subsidies, and (ii) a fine of Won 1 billion for a temporary stoppage of KT Corporation's short messaging service on our networks for 17 hours without prior notice. We have paid the fine in full amount in September 2002.

     On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 20, 2002) for violating MIC's handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing on new subscribers for 20 days.

     On March 26, 2003, we were ordered by the MIC to pay a fine of Won 300 million and to make public announcements in four major newspapers for violating certain provisions of the Telecommunications Business Act by not entering into written contracts with and checking personal identification of such subscribers for subscription of pre-paid wireless handsets, which is required to prevent handsets from being used for criminal purposes. KT Freetel and LG Telecom were also fined Won 200 million and Won 120 million, respectively, for the same violations.

FORMER SHINSEGI SHAREHOLDERS LITIGATION

     Former shareholders of Shinsegi approved the merger of Shinsegi into SK Telecom on November 16, 2001 at an extraordinary shareholders' meeting. However, 28 former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders' resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a "small scale" merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a "small scale" merger as claimed by the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs, claim as to the unfairness of the merger ratio. The plaintiffs appealed the decision on May 8, 2002 and the appeal is currently pending.

IRIDIUM LITIGATION

     On June 9, 2000, The Chase Manhattan Bank filed a lawsuit against SK Telecom and certain other defendants in the U.S. District Court in Delaware. In the lawsuit, Chase alleged that we and other members of Iridium LLC are severally obligated to pay Chase certain amounts allegedly due as a reserve capital call under the limited liability company agreement of Iridium LLC. The claim arose out of a US$800 million syndicated loan previously extended to a subsidiary of Iridium by Chase and other banks and financial institutions. In the lawsuit, our obligation under the reserve capital call was alleged to be approximately US$10 million. On September 5, 2002, we paid US$8.15 million to Chase to settle the case.

KT FREETEL LITIGATION

     KT Freetel, one of our principal wireless competitors in Korea, has filed
(i) a civil defamation suit against us seeking damages of Won 50 billion with the Seoul District Court, (ii) a preliminary injunction against us seeking to prohibit us from continuing to use certain advertisements that they believe are defamatory with the Seoul District Court, (iii) criminal complaints for obstruction of business and defamation against us with the Seoul District Prosecutor's office and (iv) a complaint with the FTC over advertisements used by us. The preliminary injunction complaint states that our use of certain advertisements questioning KT Freetel's selection as the number one mobile telecommunications service provider in the world by Businessweek magazine is libelous and defamatory. On August 24, 2002, the Seoul District Court ruled in favor of KT Freetel in the preliminary injunction hearing and issued a preliminary injunction prohibiting us from continuing to use advertisements that contain defamatory statements against KT Freetel. The FTC has also notified us that they have completed their investigation of KT Freetel's complaint and have found our advertisements were defamatory. As a result, we paid a fine of Won
2.08 billion to the FTC and made public apologies in two major newspapers. We have also filed complaints against KT Corporation with the Communications Commission and the FTC for KT Corporation's continued activity of forcing its employees to promote the sale of KT Freetel mobile subscriptions, which we believe constitutes illegal marketing activities. The case is currently pending.

     Except as described above, neither we nor any of our subsidiaries are involved in any litigation, arbitration or administrative proceedings relating to claims which may have, or have had during the twelve months preceding the date hereof, a significant effect on our financial position or the financial position of our subsidiaries taken as a whole, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

                                   DIVIDENDS

     Dividends, if any, on our outstanding shares must be approved at the annual general meeting of shareholders. This meeting is generally held in March of the following year, and the dividend is generally paid shortly after the meeting. Since our shareholders have discretion to declare dividends, we cannot give any assurance as to the amount of dividends per share or that any dividends will be declared at all. Once declared, dividends must be claimed within five years, after which the right to receive the dividends is extinguished and reverted to us.

     We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary's fees and expenses. The ADR depositary's designated bank in Korea must approve this conversion and remittance of cash dividends. See "Additional Information -- Korean Foreign Exchange Controls and Securities Regulations" and "Additional Information -- Taxation -- Korean Taxation".

     The following table sets forth the dividend per share, the aggregate total amount of dividends, as well as the number of outstanding shares entitled to dividends to the shareholders of record on December 31 of the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

                                              DIVIDEND PER     TOTAL AMOUNT OF         NUMBER OF SHARES
YEAR ENDED DECEMBER 31,                         SHARE(1)          DIVIDENDS         ENTITLED TO DIVIDEND(1)
-----------------------                       ------------   --------------------   -----------------------
                                                 (WON)       (IN BILLIONS OF WON)
1998........................................      W 90              W 5.6                 62,169,720
1999........................................       118                7.6                 64,258,670
2000........................................       185               15.4                 83,284,110
2001........................................       540               48.1                 89,079,034
2002........................................       690               57.3                 82,993,404

---------------

(1) Dividend per share and number of shares entitled to dividend have been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.

ITEM 9.  THE OFFER AND LISTING

                            MARKET PRICE INFORMATION

     The principal trading market for our common stock is the Korea Stock Exchange. As of May 30, 2003, 76,159,090 shares of our common stock were outstanding.

     The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the symbol "SKM". Each ADS represents one-ninth of one share of common stock. As of May 30, 2003, 98,870,022 ADSs representing 10,985,558 shares of our common stock were outstanding.

SHARES OF COMMON STOCK

     The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the Korea Stock Exchange since January 1, 1998:

                                             PRICES(1)
                                   ------------------------------     AVERAGE DAILY
CALENDAR YEAR                      HIGH(2)     LOW(2)     CLOSE       TRADING VOLUME
-------------                      --------   --------   --------   ------------------
                                          (WON PER SHARE)           (NUMBER OF SHARES)
1998.............................  W 59,620   W 31,759   W 59,620          81,903
1999.............................   407,000     52,419    407,000         278,185
2000.............................   481,000    216,000    253,000         262,660
  First Quarter..................   481,000    323,000    360,000         238,762
  Second Quarter.................   406,000    263,500    365,000         311,828
  Third Quarter..................   379,000    216,000    272,000         239,913
  Fourth Quarter.................   288,000    230,000    253,000         261,753
2001.............................   295,000    165,000    268,000         242,254
  First Quarter..................   293,500    182,000    183,000         253,393
  Second Quarter.................   235,500    165,000    191,500         312,070
  Third Quarter..................   223,000    184,500    208,000         154,785
  Fourth Quarter.................   295,000    220,000    268,000         250,676
2002.............................   299,000    209,500    229,000         261,482
  First Quarter..................   299,000    242,000    290,000         269,185
  Second Quarter.................   292,000    239,000    260,500         233,807
  Third Quarter..................   279,500    209,500    237,000         241,154
  Fourth Quarter.................   252,500    220,000    229,000         314,019
     October.....................   249,000    220,000    225,000         290,247
     November....................   252,000    220,000    248,500         241,856
     December....................   252,500    229,000    229,000         421,305
2003 (through May 2003)..........   235,000    142,000    190,000         392,252
  First Quarter..................   235,000    142,000    153,000         455,169
     January.....................   235,000    173,000    179,000         552,736
     February....................   183,500    160,500    165,000         416,757
     March.......................   169,500    142,000    153,000         394,185
  Second Quarter (through
     May 2003)...................   190,000    157,500    190,000         297,110
     April.......................   188,000    157,500    169,000         325,105
     May.........................   190,000    167,000    190,000         264,696

---------------

Source: Korea Stock Exchange

(1) The prices give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(2) Both high and low prices are based on the daily closing prices for the period.

AMERICAN DEPOSITARY SHARES

     The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 1998:

                                               PRICES(1)
                                    --------------------------------    AVERAGE DAILY
CALENDAR YEAR                       HIGH(2)      LOW(2)      CLOSE      TRADING VOLUME
-------------                       --------   ----------   --------   ----------------
                                             (US$ PER ADS)             (NUMBER OF ADSS)
1998..............................  US$10.51    US$ 4.50    US$ 9.06        436,378
1999..............................     39.94        8.76       38.38        744,266
2000..............................     50.69       20.56       23.56        832,301
  First Quarter...................     50.69       33.50       39.00        964,229
  Second Quarter..................     43.31       28.25       36.31        781,578
  Third Quarter...................     43.44       20.56       25.63        810,021
  Fourth Quarter..................     28.19       21.31       23.56        773,376
2001..............................     28.94       13.50       21.62        710,410
  First Quarter...................     28.94       15.18       15.18        743,602
  Second Quarter..................     21.05       13.50       16.90        817,532
  Third Quarter...................     20.21       16.15       18.44        655,302
  Fourth Quarter..................     25.29       18.36       21.62        623,611
2002..............................     26.75       19.25       21.35        684,421
  First Quarter...................     24.70       20.30       24.60        488,958
  Second Quarter..................     26.75       20.20       24.40        555,865
  Third Quarter...................     26.36       19.25       21.23        963,578
  Fourth Quarter..................     22.81       19.30       21.35        717,859
     October......................     22.50       19.30       20.07        453,100
     November.....................     22.81       20.26       22.50        762,435
     December.....................     22.74       21.25       21.35        370,795
2003 (through May 2003)...........     21.85       12.83       17.95        875,147
  First Quarter...................     21.85       12.83       13.62        971,215
     January......................     21.85       16.70       17.01      1,127,624
     February.....................     17.16       15.00       15.39        662,700
     March........................     15.65       12.83       13.62      1,093,938
  Second Quarter (through May
     2003)........................     17.95       14.07       17.95        735,619
     April........................     17.32       14.07       15.02        807,971
     May..........................     17.95       15.24       17.95        663,267

---------------

Source: New York Stock Exchange

(1) The prices give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.

(2) Both high and low prices are based on the daily closing prices for the period.

                          THE KOREAN SECURITIES MARKET

THE KOREA STOCK EXCHANGE

     The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization, consisting of most of Korean securities companies and some Korean branches of foreign securities companies.

     As of July 25, 2002, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately Won 290.6 trillion. The average daily trading volume of equity securities for 2001 was approximately 473 million shares with an average transaction value of Won 1,997.4 billion and for the period from January 1, 2002 through July 25, 2002, was approximately 781 million shares with an average transaction value of Won 3,578.6 billion.

     The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

     The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

     The Korea Stock Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

     Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

                                                                                PERIOD AVERAGE
                                                                         ----------------------------
                                                                          DIVIDEND     PRICE EARNINGS
YEAR                           OPENING      HIGH      LOW     CLOSING    YIELD(1)(%)      RATIO(2)
----                           --------   --------   ------   --------   -----------   --------------
1979.........................    131.28     131.28   104.38     118.97      17.8             3.8
1980.........................    100.00     119.36   100.00     106.87      20.9             2.6
1981.........................     97.95     165.95    93.14     131.37      13.2             3.1
1982.........................    123.60     134.49   106.00     127.31      10.5             3.4
1983.........................    122.52     134.46   115.59     121.21       6.9             3.8
1984.........................    116.73     142.46   114.37     142.46       5.1             4.5
1985.........................    139.53     163.37   131.40     163.37       5.3             5.2
1986.........................    161.40     279.67   153.85     272.61       4.3             7.6
1987.........................    264.82     525.11   264.82     525.11       2.6            10.9
1988.........................    532.04     922.56   527.89     907.20       2.4            11.2
1989.........................    919.61   1,007.77   844.75     909.72       2.0            13.9
1990.........................    908.59     928.82   566.27     696.11       2.2            12.8
1991.........................    679.75     763.10   586.51     610.92       2.6            11.2
1992.........................    624.23     691.48   459.07     678.44       2.2            10.9
1993.........................    697.41     874.10   605.93     866.18       1.6            12.7
1994.........................    879.32   1,138.75   860.47   1,027.37       1.2            16.2

                                                                                PERIOD AVERAGE
                                                                         ----------------------------
                                                                          DIVIDEND     PRICE EARNINGS
YEAR                           OPENING      HIGH      LOW     CLOSING    YIELD(1)(%)      RATIO(2)
----                           --------   --------   ------   --------   -----------   --------------
1995.........................  1,013.57   1,016.77   847.09     882.94       1.2            16.4
1996.........................    888.85     986.84   651.22     651.22       1.3            17.8
1997.........................    653.79     792.29   350.68     376.31       1.5            17.0
1998.........................    385.49     579.86   280.00     562.46       1.9            10.8
1999.........................    587.57   1,028.07   498.42   1,028.07       1.1            13.5
2000.........................  1,059.04   1,059.04   500.60     504.62       1.6(3)         18.6(3)
2001.........................    520.95     704.50   468.76     693.70       2.0(3)         14.2(3)
2002.........................    724.95     937.61   584.04     829.44       1.4(3)         17.9(3)
2003 (through May 2003)......    635.17     666.71   515.24     633.42       1.8(3)         13.1(3)

---------------

Source: Korea Stock Exchange

(1) Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2) The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

(3) Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinion from external auditors.

(4) Data not available.

     Shares are quoted "ex-dividend" on the first trading day of the relevant company's accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

     With certain exceptions, principally to take account of a share being quoted "ex-dividend" and "ex-rights", permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15.0% of the previous day's closing price of the shares, rounded down as set out below:

                                                         ROUNDED DOWN
PREVIOUS DAY'S CLOSING PRICE (WON)                         TO (WON)
----------------------------------                       ------------
Less than 5,000.......................................      W    5
5,000 to less than 10,000.............................          10
10,000 to less than 50,000............................          50
50,000 to less than 100,000...........................         100
100,000 to less than 500,000..........................         500
500,000 or more.......................................       1,000

     As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

     Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See "Additional Information Taxation -- Korean Taxation".

     The following table sets forth the number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

                                 MARKET CAPITALIZATION ON THE
                                    LAST DAY OF EACH PERIOD
                           -----------------------------------------   AVERAGE DAILY TRADING VOLUME & VALUE
                           NUMBER OF                                   -------------------------------------
                            LISTED      (MILLIONS     (THOUSANDS OF    THOUSANDS   (MILLIONS   (THOUSANDS OF
YEAR                       COMPANIES     OF WON)       DOLLARS)(1)     OF SHARES    OF WON)     DOLLARS)(1)
----                       ---------   ------------   --------------   ---------   ---------   -------------
1979.....................     355      W  2,609,414   US$  5,391,351     5,382     W  4,579     US$  4,641
1980.....................     352         2,526,553        3,828,691     5,654        3,897          5,905
1981.....................     343         2,959,057        4,224,207    10,565        8,708         12,433
1982.....................     334         3,000,494        4,407,711     9,704        6,667          8,904
1983.....................     328         3,489,654        4,386,743     9,325        5,941          7,468
1984.....................     336         5,148,460        6,222,456    14,847       10,642         12,862
1985.....................     342         6,570,404        7,380,818    18,925       12,315         13,834
1986.....................     355        11,994,233       13,924,115    31,755       32,870         38,159
1987.....................     389        26,172,174       33,033,162    20,353       70,185         88,584
1988.....................     502        64,543,685       94,348,318    10,367      198,364        289,963
1989.....................     626        95,476,774      140,489,660    11,757      280,967        414,431
1990.....................     669        79,019,676      110,301,055    10,866      183,692        256,500
1991.....................     686        73,117,833       96,182,364    14,022      214,263        281,850
1992.....................     688        84,711,982      107,502,515    24,028      308,246        391,175
1993.....................     693       112,665,260      139,419,948    35,130      574,048        676,954
1994.....................     699       151,217,231      191,729,721    36,862      776,257        984,223
1995.....................     721       141,151,399      182,201,367    26,130      487,762        629,614
1996.....................     760       117,369,988      139,031,021    26,571      486,834        575,733
1997.....................     776        70,988,897       50,161,742    41,525      555,759        392,707
1998.....................     748       137,798,451      114,090,455    97,716      660,429        471,432
1999.....................     725       349,503,966      305,137,040   278,551     3,481,620     3,039,654
2000.....................     704       188,041,490      150,162,898   306,163     2,602,211     2,078,028
2001.....................     689       225,850,076      194,784,979   473,241     1,997,420     1,520,685
2002.....................     683       258,680,756      218,167,122   851,242     3,041,592     2,414,362
2003 (through
  May 2003)..............     679       261,398,853      215,853,718   640,388     1,944,542     1,605,732

---------------

Source: Korea Stock Exchange

(1) Converted at the concentration base rate of The Bank of Korea or the market average exchange rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

     The Korean securities markets are principally regulated by the Financial Supervisory Commission of Korea and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

FURTHER OPENING OF THE KOREAN SECURITIES MARKET

     A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

     In addition, the Korea Stock Exchange opened new option markets for stocks of seven companies including our shares of common stock and common stock of six other companies on January 28, 2002. Foreigners will be permitted to invest in such options for individual stocks subject to certain procedural requirements.

     Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

     As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission of Korea sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

     Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds which are not listed.

PROTECTION OF CUSTOMER'S INTEREST IN CASE OF INSOLVENCY OF SECURITIES COMPANIES

     Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent's creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

     When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

     Under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member.

     When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company's creditors are concerned.

     As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per investor in case of the securities company's bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Securities and Exchange Act, as amended, subject to certain exceptions, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by securities companies.

ITEM 10.  ADDITIONAL INFORMATION

                          DESCRIPTION OF CAPITAL STOCK

     This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act of 1962 (the "Korean Securities and Exchange Act"), the Korean Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act and the Korean Commercial Code. We have filed or incorporated by reference copies of our articles of incorporation and these laws as exhibits to our most recently filed annual report.

GENERAL

     The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, the company's objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

     - information and communication business;

     - sale and lease of subscriber handsets;

     - new media business;

     - advertising business;

     - mail order business;

     - real estate leases;

     - research and technology development relating to the first four items above;

     - overseas and import/export business relating to the first four items above;

     - manufacture and distribution business relating to the first four items above; and

     - any business or undertaking incidental or conducive to the attainment of the objectives stated above.

     Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as "shares"). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting shares. As of May 30, 2003, 84,821,402 common shares were issued, of which 8,662,403 shares were held by us in treasury. We have never issued any non-voting shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

BOARD OF DIRECTORS

     Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request of more than three directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the outside directors is required for certain matters, which includes:

     - investment by us or any of our subsidiaries in a foreign company or other overseas assets in an amount equal to 5.0% or more of our shareholders' equity under our most recent balance sheet; and

     - contribution of capital, loans or guarantees, acquisition of our subsidiaries' assets or similar transactions with our affiliated companies in excess of Won 10 billion through one or a series of transactions.

     Resolutions of the board are adopted in the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present. No director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

     There are no specific shareholding requirements for director's qualification. Directors are elected at a general meeting of shareholders if the approval of a majority vote of the shareholders present at such meeting is obtained, and such majority also represents at least one-fourth of the total number of shares outstanding. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation permit cumulative voting starting from the ordinary general meeting of shareholders in 2003.

     The term of office for directors shall be until the close of the third annual general shareholders' meeting convened after he or she commences his or her term. Our directors may serve consecutive terms and our shareholders may remove them from office at any time by a special resolution adopted at a general meeting of shareholders.

DIVIDENDS

     We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.

     Holders of non-voting shares are entitled to receive dividends in priority to the holders of common shares. The dividend on the non-voting shares is between 9.0% and 25.0% of the par value as determined by the board of directors at the time of their issuance. If the dividends for common shares exceed the dividends for non-voting shares, the holders of non-voting shares will be entitled to participate in the distribution of such excess amount with the holders of common shares. If the amount available for dividends is less than the aggregate amount of the minimum required dividend, holders of non-voting shares will be entitled to receive such accumulated unpaid dividend from dividends payable in the next fiscal year before holders of common shares.

     We declare dividends annually at the annual general meeting of shareholders which is generally held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. If the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.

     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. As a Korea Stock Exchange-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until our own capital ratio is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

DISTRIBUTION OF FREE SHARES

     In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

PREEMPTIVE RIGHTS AND ISSUANCE OF ADDITIONAL SHARES

     We may at times issue authorized but unissued shares, unless otherwise provided in the Korean Commercial Code, on terms determined by our board of directors. All our shareholders are generally entitled to subscribe to any newly-issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders' registry as of the relevant record date. Under the Korean Commercial Code, we may amend, without shareholders' approval, the terms of these preemptive rights for different classes of shares. We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

     Under the Korean Commercial Code and our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition. For example, existing shareholders would not have preemptive rights if the new shares are issued for the purpose of depositary receipts in accordance with the relevant regulations or through offering to public investors.

     In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400 billion, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.

     Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of December 31, 2002, approximately 0.9% of the issued shares were held by members of our employee stock ownership association.

GENERAL MEETING OF SHAREHOLDERS

     We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

     - as necessary;

     - at the request of holders of an aggregate of 3.0% or more of our outstanding common shares;

     - at the request of shareholders holding an aggregate of 3.0% or more of our outstanding shares for at least six months; or

     - at the request of our audit committee.

     Holders of non-voting shares may request a general meeting of shareholders only after the non-voting shares become entitled to vote or "enfranchised," as described under "-- Voting Rights" below.

     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Mail Business Newspaper, both published in Seoul, for this purpose. Shareholders who are not on the shareholders' registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders, but may attend such meetings.

     Our general meetings of shareholders have historically been held in or near Seoul.

VOTING RIGHTS

     Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation permit cumulative voting starting from the ordinary general meeting of shareholders in 2003. Under this voting method, each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in a particular election and may exercise all voting rights cumulatively to elect one director.

     Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting if the proportion of affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, and such affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

     - amending our articles of incorporation;

     - removing a director;

     - effecting any dissolution, merger or consolidation of us;

     - transferring the whole or any significant part of our business;

     - effecting our acquisition of all of the business of any other company or a part of the business of any other company having a material effect on our business; or

     - issuing any new shares at a price lower than their par value.

     In general, holders of non-voting shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases which affect the rights or interests of the non-voting shares, approval of the holders of non-voting shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the non-voting shares present or represented at a class meeting of the holders of non-voting shares, where the affirmative votes also represent at least one-third of our total issued and outstanding non-voting shares. In addition, if we are unable to pay dividends on non-voting shares as provided in our articles of incorporation, the holders of non-voting shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

     Shareholders may exercise their voting rights by proxy. A shareholder may give proxies only to another shareholder, except that a corporate shareholder may give proxies to its officers or employees.

     Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying common shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the common shares underlying their ADSs.

RIGHTS OF DISSENTING SHAREHOLDERS

     In some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the Korea Stock Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Stock Exchange for the one month period before the date of the adoption of the relevant resolution and
(3) the weighted average of the daily share price on the Korea Stock Exchange for the one week period before such date of the adoption of the relevant resolution. However, the Financial Supervisory Commission of Korea may adjust this price if we or 30.0% or more of dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter's rights unless they have withdrawn the underlying common stock and become our direct shareholders.

REGISTRY OF SHAREHOLDERS AND RECORD DATES

     Our transfer agent, Kookmin Bank, maintains the registry of our shareholders at its office in Seoul, Korea. It records and registers transfers of shares on the registry of shareholders upon presentation of the share certificates.

     The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the registry of shareholders is closed for the period from January 1 to January 31 of the following year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks' public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

ANNUAL REPORT

     At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

     Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission of Korea and the Korea Stock Exchange (1) an annual securities report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial Supervisory Commission of Korea and the Korea Stock Exchange.

TRANSFER OF SHARES

     Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. However, to assert shareholders' rights against us, the transferee must have his or her name, seal and address registered on our registry of shareholders, maintained by our transfer agent. A non-Korean shareholder may file a sample signature in place of a seal, unless he or she is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent in Korea authorized to receive notices on his or her behalf and file a mailing address in Korea. These requirements do not apply to holders of ADSs.

     Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See "-- Korean Foreign Exchange Controls and Securities Regulations".

     Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.

RESTRICTIONS APPLICABLE TO SHARES

     Pursuant to the Telecommunications Business Law, the maximum aggregate foreign shareholding in us is limited to 49.0%. See "Information on the Company -- Business Overview -- Law and Regulation -- Foreign Ownership and Investment Restrictions and Requirements". In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by non-residents or non-Koreans. See "-- Korean Foreign Exchange Controls and Securities Regulations".

ACQUISITION OF SHARES BY US

     Under the Korean Commercial Code, we may not acquire our own shares except in limited circumstances, such as a reduction in capital. However, we may acquire our own shares under the relevant provisions of the Securities and Exchange Act. In such cases, we may acquire shares through purchases on the Korea Stock Exchange or through a tender-offer after filing the required report with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. We may also acquire interests in our own shares through agreements with trust companies, securities investment companies and securities investment trust companies. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.

     Under the Korean Commercial Code, except in the case of a reduction in capital, we must resell or transfer any shares we acquire to a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our shares. Under the Korean Securities and Exchange Act, we are subject to certain selling restrictions for the shares we acquire. In the case of a reduction in capital, we must immediately cancel the shares we acquire. On October 26, 2001, in accordance with the approval of our board of directors, we announced plans to establish trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. See "Operating and Financial Review and Prospects".

LIQUIDATION RIGHTS

     In the event of our liquidation, assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to their shareholdings. Holders of non-voting shares have no preference in liquidation. Holders of debt securities have no preference over other creditors in the event of liquidation.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADRs and as supplemented by the side letter dated as of August 1, 2002 by and between us and Citibank, N.A., as ADR depositary. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our registration statement on Form F-3 (File No. 333-91304) filed with the United States Securities and Exchange Commission. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 111 Wall Street, 20th Floor, New York, New York 10043, and at the principal London office of the ADR depositary currently located at Cottons Centre, Hays Lane, London SE1 2QT, England.

AMERICAN DEPOSITARY RECEIPTS

     The ADR depositary will execute and deliver the ADRs evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary's custodian in Seoul, or the Custodian. The Custodian is Korea Securities Depository, located at 36-5 Yoido-dong, Yongdungpo-ku, Seoul, Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the "Custodian". An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

DEPOSIT AND WITHDRAWAL OF SHARES OF COMMON STOCK

     NOTWITHSTANDING THE PROVISIONS DESCRIBED BELOW, UNDER CURRENT KOREAN LAWS AND REGULATIONS AND THE TERMS OF THE DEPOSIT AGREEMENT, THE ADR DEPOSITARY IS REQUIRED TO OBTAIN OUR CONSENT FOR THE DEPOSIT OF OUR COMMON SHARES FOR ISSUANCE OF ADSS TO THE EXTENT THAT THE NUMBER OF SHARES TO BE DEPOSITED IN ANY GIVEN PROPOSED DEPOSIT EXCEEDS THE DIFFERENCE BETWEEN (X) THE AGGREGATE NUMBER OF SHARES DEPOSITED BY US OR WITH OUR CONSENT FOR THE ISSUANCE OF ADSS (INCLUDING DEPOSITS IN CONNECTION WITH THE INITIAL AND ALL SUBSEQUENT OFFERINGS OF ADSS AND STOCK DIVIDENDS OR OTHER DISTRIBUTIONS RELATED TO THESE ADSS) AND (Y) THE NUMBER OF SHARES ON DEPOSIT WITH THE ADR DEPOSITARY AT THE TIME OF SUCH PROPOSED DEPOSIT.

     The shares of common stock underlying the ADSs are delivered to the ADR depositary's custodian in book-entry form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs to the persons you designate. The ADR depositary and the ADR depositary's custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of incorporation or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law.

     You may surrender your ADRs to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside Korea, of the shares of common stock evidenced by the ADRs and any other property at the time represented by ADRs you surrendered. If you surrender an ADR evidencing a number of ADSs not evenly divisible by nine, the ADR depositary will deliver the appropriate whole number of shares of common stock represented by the surrendered ADSs, and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

     If you request withdrawal of shares of common stock, you must deliver to the ADR depositary a written order directing the ADR depositary to cause the shares of common stock being withdrawn to be delivered outside the United States to or upon the written order of the person designated in your order, subject to applicable Korean laws and the provisions of the deposit agreement.

     Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADS. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADSs (even if the cancellation occurs before the termination of the pre-release) or upon receipt of other ADSs. The ADR depositary may pre-release ADSs only under the following circumstances:

     - before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the ADR depositary in writing that it or its customer owns the shares of common stock or ADRs to be deposited and show evidence of the ownership to the ADR depositary's satisfaction;

     - before or at the time of such pre-release, the person to whom the pre-release is being made must agree in writing that he will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or custodian, reflect on his records the ADR depositary as owner of such shares of common stock or ADSs and deliver such shares of common stock upon the ADR depositary's request;

     - the pre-release must be fully collateralized with cash or U.S. government securities;

     - the ADR depositary must be able to terminate the pre-release on not more than five business day's notice; and

     - the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

     The ADR depositary may retain for its own account any compensation received by it in connection with the pre-release, such as earnings on the collateral.

     If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See "Korean Foreign Exchange Controls and Securities Regulations -- Restrictions Applicable to Shares".

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     If the ADR depositary can, in its judgment and pursuant to applicable law, convert Won (or any other foreign currency) into Dollars on a reasonable basis and transfer the resulting Dollars to the United States, the ADR depositary will as promptly as practicable convert all cash dividends and other cash distributions received by it on the deposited shares of common stock into Dollars and to distribute the Dollars to you in proportion to the number of ADSs representing shares of common stock held by you, after deduction of the fees and expenses of the ADR depositary. If the ADR depositary determines that in its judgment any currency other than Dollars it receives from us cannot be converted and distributed on a reasonable basis, the ADR depositary may distribute the currency it receives to the extent permitted under applicable law or hold the currency for your account if you are entitled to receive the distribution. The ADR depositary will not be liable for any interest. Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid.

     In the event that the ADR depositary or the ADR depositary's custodian receives any distribution upon any deposited shares of common stock in property or securities (other than shares of common stock, non-voting shares or rights to receive shares of common stock or non-voting shares), the ADR depositary will distribute the property or securities to you in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, equitable and practicable. If the ADR depositary determines that any distribution of property or securities (other than shares of common stock, non-voting shares or rights to receive shares of common stock or non-voting shares) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable or practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

     If a distribution by us consists of a dividend in, or free distribution of, our shares of common stock, the ADR depositary may, with our approval, and will, if we request, deposit the shares of common stock and either (1) distribute to you, in proportion to your holdings, additional ADSs representing those shares of common stock, or (2) reflect on the records of the ADR depositary the increase in the aggregate number of ADSs representing those number of shares of common stock, in both cases, after the deduction of the fees and expenses of the ADR depositary. If the ADR depositary deems that such distribution for any reason is not feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem equitable and practicable, including by public or private sale of all or part of the shares of common stock received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole ADSs. If the ADR depositary does not distribute additional ADSs, then each outstanding ADS will also represent the new shares so distributed.

     If a distribution by us consists of a dividend in, or free distribution of, non-voting shares, the ADR depositary will deposit the non-voting shares under a non-voting shares deposit agreement to be entered into among us, the ADR depositary and all holders and beneficial owners of depositary shares. The ADR depositary will deliver to you, in proportion to your holdings of ADSs, depositary shares issued under the non-voting shares deposit agreement representing the number of non-voting shares received as such dividend or distribution. If the ADR depositary deems such distribution for any reason is not feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem equitable and practicable, including by public or private sale of all or part of the non-voting shares received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole depositary shares. We are not obligated to list depositary shares representing non-voting shares on any exchange.

     If we offer holders of our securities any rights to subscribe for additional shares of common stock or any other rights, the ADR depositary may make these rights available to you. The ADR depositary must first determine whether it is lawful and feasible to do so. If the ADR depositary determines that it is not lawful or feasible to make these rights available to you, then upon our request, the ADR depositary will sell the rights and distribute the proceeds in the same way as it would do with cash. The ADR depositary may allow these rights that are not distributed or sold to lapse. In that case, you will receive no value for these rights.

     If we issue any rights with respect to non-voting shares, the securities issuable upon any exercise of such rights by holders or beneficial owners will be depositary shares representing those non-voting shares issued under the provisions of a non-voting share deposit agreement.

     If a registration statement under the U.S. Securities Act is required with respect to the securities to which any rights relate in order for us to offer the rights to you and to sell the securities represented by these rights, the ADR depositary will not offer such rights to you until such a registration is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the U.S. Securities Act or any required filing, report, approval or consent has been submitted, obtained or granted. We or the ADR depositary will not be obligated to register the rights or securities under the U.S. Securities Act or to submit, obtain or request any filing, report, approval or consent.

     The ADR depositary may not be able to convert any currency or to sell or dispose of any distributed or offered property or rights in a timely manner or at a specified price, or at all.

RECORD DATES

     The ADR depositary will fix a record date, after consultation with us, in each of the following situations:

     - any cash dividend or other cash distribution becomes payable;

     - any distribution other than cash is made;

     - rights are issued with respect to deposited shares of common stock;

     - the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS; or

     - the ADR depositary receives notice of any shareholders' meeting.

     The record date will, to the extent practicable, be as near as the record date fixed by us for the shares of common stock. The record date will determine
(1) the ADR holders who are entitled to receive the dividend, distribution or rights, or the net proceeds of the sale of the rights; or (2) the ADR holders who are entitled to receive notices or exercise rights.

VOTING OF THE UNDERLYING SHARES OF COMMON STOCK

     We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice but not less than 14 days before the meeting. As soon as practicable after it receives our notice, the ADR depositary will fix a record date, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

     - the information contained in our notice to the ADR depositary including an English translation, or, if requested by us, a summary of the information provided by us;

     - a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

     - a statement as to the manner in which the ADR holders may give their instructions.

     Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable, to vote or cause to be voted the deposited shares of common stock in accordance with the instructions set forth in your written requests. The ADR depositary may not itself exercise any voting discretion over any deposited shares of common stock. You may only exercise the voting rights in respect of 9 ADSs or multiples of 9 ADSs. ADR holders may not be entitled to give instruction to vote the shares represented by the ADSs if, and to the extent, the total number of shares represented by the ADSs of an ADR holder exceeds the limit set under applicable law. We can give no assurance to you, however, that we will notify the ADR depositary sufficiently in advance of the scheduled date of a meeting or solicitation of consents or proxies to enable the ADR depositary to make a timely mailing of notices to you, or that you will receive the notices sufficiently in advance of a meeting or solicitation of consents or proxies to give instructions to the ADR depositary.

INSPECTION OF TRANSFER BOOKS

     The ADR depositary will keep books at its principal New York office which is currently located at 111 Wall Street, 20th Floor/Zone 7, New York, New York 10043, for the registration and transfer of ADRs. You may inspect the books of the ADR depositary as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

REPORTS AND NOTICES

     On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the shares of common stock, we will transmit to the Custodian and the ADR depositary sufficient copies of the notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with Korean GAAP and, if prepared pursuant to the Securities Exchange Act of 1934, as amended, a reconciliation of net earnings for the year and stockholders' equity to U.S. GAAP, and unaudited non-consolidated semiannual financial statements prepared in conformity with Korean GAAP. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

     Notices to you under the deposit agreement will be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to you at your address as it appears on the transfer books of the ADR depositary or at such other address as you have notified the ADR depositary.

     In addition, the ADR depositary will make available for inspection by holders at its principal New York office and its principal London office any notices, reports or communications, including any proxy soliciting materials, received from us that we generally transmit to the holders of our common stock or other deposited securities, including the ADR depositary. The ADR depositary will also send to you copies of reports and communications we will provide as provided in the deposit agreement.

CHANGES AFFECTING DEPOSITED SHARES OF COMMON STOCK

     In case of a change in the par value, or a split-up, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the Custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the U.S. Securities Act, represent the right to receive the new deposited shares of common stock, unless additional ADRs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     We may agree with the ADR depositary to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the ADR depositary, or prejudices any substantial existing right of ADR holders, it will only become effective 30 days after the ADR depositary notifies you of the amendment. If you continue to hold your ADSs at the time an amendment becomes effective, you will be considered to have agreed to the amendment and to be bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADSs and to receive the underlying deposited securities.

     The ADR depositary will terminate the deposit agreement if we ask it to do so with 90 days' prior written notice. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us at least 90 days in advance that it would like to resign and we have not appointed a new depositary. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

     If any ADRs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

     - to collect dividends and other distributions pertaining to the deposited shares of common stock;

     - to sell property and rights and the conversion of deposited shares of common stock into cash as provided in the deposit agreement; and

     - to deliver deposited shares of common stock, together with any dividends or other distributions received with respect to the deposited shares of common stock and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADRs.

     At any time after the expiration of six months from the date of termination, the ADR depositary may sell any remaining deposited shares of common stock and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then.

CHARGES OF ADR DEPOSITARY

     The fees and expenses of the ADR depositary as agreed between us and the ADR depositary include:

     - taxes and other governmental charges;

     - registration fees applicable to transfers of shares of common stock on our shareholders' register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the Custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

     - cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

     - expenses incurred by the ADR depositary in the conversion of foreign currency into Dollars under the deposit agreement;

     - a fee of up to US$5.00 per 100 ADSs, or portion thereof, for execution and delivery of ADSs and the surrender of ADRs under the deposit agreement; and

     - a fee of up to US$0.02 per ADS held for cash distributions, a sale or exercise of rights or the taking of any other corporate action involving distributions to shareholders.

GENERAL

     Neither we nor the ADR depositary will be liable to you if prevented or delayed by law, governmental authority, any provision of our articles of incorporation or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. The deposit agreement provides that the ADR depositary will hold the shares of common stock for your sole benefit. Our obligations and those of the ADR depositary under the deposit agreement are expressly limited to performing, in good faith and without negligence, our and its respective duties specified in the deposit agreement.

     The ADSs are transferable on the books of the ADR depositary; provided, however, that the ADR depositary may, after consultation with us, close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery of any ADSs, registration of transfer, split-up, combination of any ADR or surrender of any ADS for the purpose of withdrawal of deposited shares of common stock, the ADR depositary or the Custodian may require payment from the depositor of the shares of common stock or a holder of ADSs of a sum sufficient to reimburse the ADR depositary for any tax or other governmental charge and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADSs.

     Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the Custodian a proof of citizenship, residence, exchange control approval, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of their interest, to provide information relating to the registration on our shareholders' register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the Custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, unless otherwise instructed by us, in a timely manner, with copies of any these proofs and certificates and these written representations and warranties.

     The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary's transfer books are closed, or if that action is deemed necessary or advisable by us or the ADR depositary at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in "Deposit and Withdrawal of Shares of Common Stock" above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with (1) temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders' meeting or the payment of dividends, (2) payment of fees, taxes and similar charges, or (3) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

GOVERNING LAW

     The deposit agreement and the ADRs will be interpreted under, and all rights under the deposit agreement or the ADRs are governed by, the laws of the State of New York.

     We have irrevocably submitted to the non-exclusive jurisdiction of New York State or United States Federal Courts located in New York City and waived any objection to legal actions or proceedings in these courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

     This submission was made for the benefit of the ADR depositary and the holders and shall not limit the right of any of them to take legal actions or proceedings in any other court of competent jurisdiction nor shall the taking of legal actions or proceedings in one or more jurisdictions preclude the taking of legal actions or proceedings in any other jurisdiction (whether concurrently or not), to the extent permitted under applicable law.

INFORMATION RELATING TO THE ADR DEPOSITARY

     Citibank, N.A. has been appointed as ADR depositary pursuant to the deposit agreement. Citibank is a wholly-owned subsidiary of Citicorp, a Delaware corporation whose principal office is located in New York, New York, which in turn is a wholly-owned subsidiary of Citigroup Inc. Citibank is a global financial services organization serving individuals, businesses, governments and financial institutions in approximately 100 countries around the world.

     Citibank was originally organized on June 16, 1812, and now is a national banking association organized under the National Bank Act of 1864 of the United States of America. Citibank is primarily regulated by the United States Office of the Comptroller of the Currency. Its principal office is at 399 Park Avenue, New York, NY 10022.

     The consolidated balance sheets of Citibank are set forth in Citicorp's Annual Reports on Form 10-K, and in Citicorp's quarterly financial reviews and Forms 10-Q. Citicorp's Annual Reports on Form 10-K and quarterly financial reviews and Forms 10-Q are filed periodically with the United States Securities and Exchange Commission, or SEC.

     Citibank's Articles of Association and By-laws, each as currently in effect, together with Citicorp's most recent annual and quarterly reports will be available for inspection at the Depositary Receipt office of Citibank, N.A., 111 Wall Street, 20th Floor/Zone 7, New York, New York 10043.

                               MATERIAL CONTRACTS

     We did not enter into any material contracts during the period from January 1, 2000 through May 31, 2003 other than in the ordinary course of business.

          KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

GENERAL

     The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the MOFE. The Financial Supervisory Commission of Korea has also adopted, pursuant to its authority under the Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Subject to certain limitations, the MOFE has authority to take the following actions under the Foreign Exchange Transaction Laws:

     - if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit or sell any means of payment to the Bank of Korea or certain other governmental agencies or financial institutions; and

     - if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOFE may require any person who intends to effect a foreign exchange transaction to do so only with the MOFE's consent or to deposit all or a portion of the means of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

GOVERNMENT REVIEW OF ISSUANCES OF ADSS

     In order for us to issue ADSs outside Korea, we are required to submit a report to the MOFE or our designated foreign exchange bank (depending on the aggregate issuance amount) with respect to the issuance of the ADSs. The transfer of the shares to the ADR depositary must be reported immediately to the Governor of the Financial Supervisory Service. The ADR depositary must report to the Financial Supervisory Service (1) the entry into, renewal or termination of a deposit agreement with a Korean company immediately upon occurrence of such event and (2) the balance of the issued depositary receipts within 20 days from the last day of each quarter. Furthermore, at the time of making any payment under the ADSs or any amount as provided in the deposit agreement, relevant documents should be submitted to a foreign exchange bank to enable such foreign exchange bank to verify (1) that the amount being remitted conforms to the amount required to be paid under the relevant documents, and (2) whether or not any necessary approval or report requirement, if any, has been met. No further governmental approval is necessary for the offering and issuance of the ADSs.

     Under current Korean laws and regulations, the ADR depositary is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between:

     - the aggregate number of shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs); and

     - the number of shares on deposit with the ADR depositary at the time of such proposed deposit. We can give no assurance that we would grant our consent, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

REPORTING REQUIREMENTS FOR HOLDERS OF SUBSTANTIAL INTERESTS

     Any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants, collectively referred to as Equity Securities, together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status of the holdings to the Financial Supervisory Commission of Korea and the Korea Stock Exchange or the Korean Securities Dealers Association if the shares are registered on KOSDAQ within five business days after reaching the 5.0% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities is required to be reported to the Financial Supervisory Commission of Korea and the Korea Stock Exchange or the Korean Securities Dealers Association, if the shares are listed on KOSDAQ, within five business days from the date of the change.

     Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Supervisory Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

RESTRICTIONS APPLICABLE TO ADSS

     No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery of shares in Korea in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service, as described below. The acquisition of the shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service.

     Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

RESTRICTIONS APPLICABLE TO SHARES

     As a result of amendments to the Foreign Exchange Transaction Laws and the regulations of Financial Supervisory Commission of Korea, together referred to as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including, among others:

     - odd-lot trading of shares;

     - acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company ("Converted Shares");

     - acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders' rights, including preemptive rights or rights to participate in free distributions and receive dividends;

     - over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded; and.

     - acquisition of shares by direct investment under the Foreign Investment Promotion Law.

     For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from securities companies with respect to shares which are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing in Korea for no more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary bank issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor's purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the Korea Stock Exchange and the KOSDAQ and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, such acquisition or sale of shares must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the Korea Stock Exchange or the KOSDAQ and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the Korea Stock Exchange or the KOSDAQ, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders' rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

     Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3.0% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance, by the Ministry of Commerce, Industry and Energy. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Law. The Telecommunications Business Law generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. Foreign investors may hold shares of our common stock in excess of the 49% limitation acquired as a result of the exercise of certain exchange-traded stock options for individual corporations; provided, however, that any such foreign investor must dispose of any of shares of our common stock in excess of the 49% limitation within one day after settlement of the option. A foreigner who has acquired shares in excess of such restriction described above may not exercise its voting rights with respect to the shares exceeding such limitations.

     Under the Foreign Exchange Transaction Laws, a foreign investor who intends to make a portfolio investment in shares of a Korean company listed on the Korea Stock Exchange or registered on KOSDAQ must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

     Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor's securities company or his Won account. Funds in the investor's Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

     Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors' stock investments in Korea. Through these accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

                                    TAXATION

     The following summary is based on the tax laws of the United States and Korea as in effect on the date of this report, and is subject to any change in United States or Korean law that may come into effect after such date. We advise investors in ADSs or shares to consult their own tax advisors as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including, in particular, the effect of any national, state or local tax laws.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations for U.S. Holders (as defined below) of ADSs or shares. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except to the extent described below, non-U.S. Holders, or to persons that will hold the ADSs or shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes or that have a functional currency other than the Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors will hold their ADSs or shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of the ADSs or shares.

     For purposes of this summary, a "U.S. Holder" is a beneficial owner of ADSs or shares that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the laws of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

     A beneficial owner of ADSs or shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder".

  U.S. HOLDERS

     For United States federal income tax purposes, an owner of an ADS will be treated as the owner of his proportionate interest in shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the shares, a holder's tax basis in the withdrawn shares will be the same as his tax basis in the ADS surrendered therefore, and the holder's holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

  DIVIDENDS

     Any cash distributions paid by the Company out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by the Company in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in his ADSs or shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Won will be includible in income in a Dollar amount based on the Dollar -- Won exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Dividends received on the ADSs or shares will not be eligible for the dividends received deduction allowed to corporations.

     Dividends received on the ADSs or shares will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of certain foreign taxes imposed on dividends received on the ADSs or shares. U.S. Holders who do not elect to claim a foreign tax credit for Korean income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. In certain circumstances, a U.S. Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on the payment of a dividend if the U.S. Holder (i) has not held the ADSs or shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ADSs or shares in an arrangement in which the expected economic profit of the U.S. Holder is insubstantial compared to the value of the foreign tax credit expected to be obtained as a result of the arrangement.

     In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of the ADSs. Accordingly, the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

     A distribution of additional shares of the Company to U.S. Holders with respect to their ADSs or shares that is pro rata to all shareholders of the Company may not be subject to United States federal income tax. The tax basis of such additional shares will be determined by allocating the U.S. Holders' tax basis in the ADSs or shares between the ADSs or shares and the additional shares, based on their relative fair market values on the date of distribution. Any Korean withholding tax imposed upon such a tax-free pro rata distribution of additional shares will be treated as being imposed on "general limitation" income for United States foreign tax credit purposes.

  SALE OR OTHER DISPOSITION OF ADSS OR SHARES

     A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or shares, as each is determined in Dollars. Any capital gain or loss will be long-term if the ADSs or shares have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

  NON-U.S. HOLDERS

     An investment in ADSs or shares by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

     - the dividends received or gain recognized on the sale of ADSs or shares by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

     - in the case of gain recognized on a sale of ADSs or shares by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

     In order to avoid back-up withholding on payments in respect of the ADSs or shares that are made in the United States or through certain U.S.-related financial intermediaries, a Non-U.S. Holder of the ADSs or shares may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

KOREAN TAXATION

     The following summary of Korean tax considerations applies to you so long as you are not:

     - a resident of Korea;

     - a corporation organized under Korean law; or

     - engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

  DIVIDENDS ON THE SHARES OR ADSS

     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea and you are the "beneficial owner" of a dividend, generally a reduced withholding tax at the rate of 16.5% will apply.

     In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the ADR depositary. In addition, on or after July 1, 2002, to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your country of tax residence. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

     If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be deemed a dividend which is subject to Korean withholding tax.

  TAXATION OF CAPITAL GAINS

     You may be exempt from Korean taxation on capital gains from the shares if you have owned, together with certain related parties, less than 25.0% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale and the sale is made through the Korea Stock Exchange. As for the ADSs, according to a ruling issued by the Korean taxation authorities, capital gains earned by a non-resident without any permanent establishment in Korea from the transfer of ADSs to other non-residents (other than to such transferees' permanent establishment in Korea) are not subject to Korean taxation. In addition, capital gains earned by a non-resident holder from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea, provided that the issuance of the ADSs is deemed to be an overseas issuance under the Special Tax Treatment Control Law.

     If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost of the ADSs, 27.5% of the net capital gains. Under the Korea-United States Tax Treaty, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our Shares or ADSs, subject to certain exceptions.

     If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost for the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the ADR depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller's residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

  INHERITANCE TAX AND GIFT TAX

     If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares underlying the ADSs. If you are treated as the owner of the shares, the heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%.

     If you die while holding a share or donate a share, the heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

  SECURITIES TRANSACTION TAX

     You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agricultural and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agricultural and fishery special tax.

     According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised by Korean tax authorities as to whether this ruling also applies to the surrender of depositary shares and withdrawal of underlying shares by a subsequent (as opposed to the initial) holder of depositary shares. Although the tax authorities recently issued another tax ruling, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying common shares by holders of depositary shares other than initial holders. Accordingly, there can be no assurance that holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw common shares upon surrendering the ADSs.

     Securities transaction tax, if applicable, must be paid in principle by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

                              DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are not required to make filings with the SEC by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the SEC's Website at http://www.sec.gov.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                     EXCHANGE RATE AND INTEREST RATE RISKS

     We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We have not entered into any other swap or derivative transactions. We may consider in the future entering into such transactions solely for hedging purposes.

     The following discussion and tables, which constitute "forward looking statements" that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

  EXCHANGE RATE RISK

     Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities of approximately 0.5% or Won 29.1 billion as of December 31, 2002.

  INTEREST RATE RISK

     We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities of as of December 31, 2002:

                                                               MATURITIES
                       ------------------------------------------------------------------------------------------
                                                                                                          FAIR
                         2003        2004       2005      2006       2007     THEREAFTER     TOTAL       VALUE
                       ---------   --------   --------   -------   --------   -----------   --------   ----------
                                               (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Local currency:
  Fixed rate.........     W1,530   W1,120.0    W500.0    W400.0     W700.0         W--      W4,250.0    W4,032.6
  Average weighted
    rate(1)..........       6.53%      5.86%     6.00%     6.00%      5.37%          %          6.08%
  Variable rate......       W1.4        W--       W--       W--        W--         W--          W1.4        W1.4
  Average weighted
    rate(1)..........       6.90%          %                              %                         %       6.90%
                       ---------   --------   -------    ------    -------       -----      --------    --------
    Sub-total........   W1,531.4   W1,120.0    W500.0    W400.0     W700.0           W      W4,251.4    W4,034.0
                       ---------   --------   -------    ------    -------       -----      --------    --------
Foreign currency:
  Fixed rate.........      W65.9    W2,40.2       W--       W--        W--         W--        W306.1      W248.9
  Average weighted
    rate(1)..........       1.27%      7.75%                            --          --                      6.35%
  Variable rate......      W14.0       W8.6      W1.6      W5.0        W--         W--         W29.2       W29.2
  Average weighted
    rate(1)..........       4.44%      4.19%     3.14%     5.78%          %                         %       4.52%
                       ---------   --------   -------    ------    -------       -----      --------    --------
    Subtotal.........      W79.9     W248.8      W1.5      W5.0        W--         W--        W335.3      W344.1
                       ---------   --------   -------    ------    -------       -----      --------    --------
      Total..........   W1,368.8   W1,368.8    W501.6    W405.0     W700.0         W--      W4,586.7    W4,378.1
                       =========   ========   =======    ======    =======       =====      ========    ========

---------------

(1) Weighted average rates of the portfolio at the period end.

     A 1.0% change in interest rates would result in a change of approximately 2.6% in the fair value of our liabilities resulting in a Won 75.5 billion change in their value as of December 31, 2002 and an approximate Won 0.3 billion annualized change in interest expenses.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     Within 90 days prior to the filing date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 153-15(c) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")).

     In light of the new regulatory framework introduced by the Sarbanes-Oxley Act of 2002, we are currently in the process of establishing a formal disclosure committee by reorganizing an existing committee that has acted essentially as our disclosure committee in the past. We expect to complete the process by the end of June 2003. The newly organized disclosure committee will consist of the head of each divisional group, including (among others) the heads of the investor relations office, legal office and strategic planning office. The committee, together with our Chief Executive Officer and Chief Financial Officer, will have the responsibility for the evaluation of the effectiveness of our new disclosure and control procedures and may generally take all actions deemed necessary or desirable to ensure compliance with such procedures.

     Our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

     Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of the date of the evaluation in all material respects.

     There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B.  CODE OF ETHICS.

     Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-62.

ITEM 19.  EXHIBITS

EXHIBIT                           DESCRIPTION
-------   ------------------------------------------------------------
  1.1     Articles of Incorporation, as amended (together with English translation) (Incorporated by reference herein from our Form
          20-F filed on June 28, 2002)
 10.1     Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
 10.2     Consent of Ahn Kwon & Co.*
 10.3     Consent of Young Wha Corporation*
 10.4     Telecommunications Basic Law of 1983, as amended (English
          translation)*
 10.5     Enforcement Decree of the Telecommunications Basic Law, as
          amended (English translation)*
 10.6     Telecommunications Business Law of 1983, as amended (English translation)*
 10.7     Enforcement Decree of the Telecommunications Business Law
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on July 2, 2001)
 10.8     Korean Commercial Code (together with English translation)
          (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
 10.9     Amendment to Korean Commercial Code dated December 29, 2001
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on June 28, 2002)
 10.10    Korean Securities and Exchange Act, as amended (together
          with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)

---------------

* Filed herewith.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Independent Auditors' Report of Ahn Kwon & Co. for the years ended
  December 31, 2000, 2001 and 2002..........................   F-2
Independent Auditors' Report of Young Wha Corporation for
  the nine-month period ended
  December 31, 2000 and the year ended December 31, 2001....   F-3
Consolidated Balance Sheets as of December 31, 2000, 2001
  and 2002..................................................   F-4
Consolidated Statements of Income for the Years Ended
  December 31, 2000, 2001 and 2002..........................   F-6
Consolidated Statements of Shareholders' Equity for the
  Years Ended
  December 31, 2000, 2001 and 2002..........................   F-7
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2000, 2001 and 2002..........................   F-9
Notes to Consolidated Financial Statements..................  F-12

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of SK Telecom Co., Ltd.

     We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. (the "Company") and its subsidiaries as of December 31, 2000, 2001 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Shinsegi Telecomm, Inc. (a consolidated subsidiary) for the nine months ended December 31, 2000 and the year ended December 31, 2001, which statements reflect total assets constituting 19.57% and 12.83% of consolidated total assets as of December 31, 2000 and 2001, respectively and total revenues constituting 19.29% and 22.61% of consolidated total revenues for the years ended December 31, 2000 and 2001, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Shinsegi Telecomm, Inc., is based solely on the reports of such other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and its subsidiaries at December 31, 2000, 2001 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Korea.

     Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

     Accounting principles generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2000, 2001 and 2002 to the extent summarized in Note 30 to the consolidated financial statements.

     As described in Note 2(v) to the accompanying consolidated financial statements, on January 1, 2002, the Company and its subsidiaries early adopted Statement of Korea Accounting Standards ("SKAS") No. 6, "Events Occurring after Balance Sheet Date". In order to reflect this accounting change, prior years' financial statements have been restated.

March 28, 2003

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
SHINSEGI TELECOMM, INC.

     We have audited the balance sheets of Shinsegi Telecomm, Inc. as of December 31, 2000 and 2001, and the related statements of income, stockholders' equity and cash flows for the nine-month period ended December 31, 2000 and the year ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of Shinsegi Telecomm, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shinsegi Telecomm, Inc. as of December 31, 2000 and 2001, and the results of its operations, stockholders' equity and its cash flows for the nine-month period ended December 31, 2000 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the Republic of Korea.

     Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of operations for the nine-month period ended December 31, 2000 and the year ended December 31, 2001 and stockholders' equity as of December 31, 2000 and 2001, to the extent summarized in Note 19 to Shinsegi Telecomm, Inc.'s financial statements.

Seoul, Korea
January 25, 2002

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31, 2000, 2001 AND 2002

                                                   2000          2001          2002             2002
                                                -----------   -----------   -----------   ----------------
                                                      (IN MILLIONS OF KOREAN WON)          (IN THOUSANDS
                                                                                          OF U.S. DOLLARS)
                                                                                              (NOTE 2)
                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 12)........   W    90,490   W   867,280   W   664,117     $   559,822
  Short-term financial instruments (Notes 12
    and 21)..................................       647,043       430,919       202,905         171,040
  Marketable securities (Note 2).............       638,082       637,530       754,219         635,774
  Accounts receivable -- trade, net of
    allowance for doubtful accounts of
    W96,532 million, W81,681 million and
    W60,542 million at December 31, 2000,
    2001 and 2002, respectively (Notes 2, 12
    and 23)..................................     1,061,370     1,181,711     1,442,135       1,215,658
  Accounts receivable -- other, net of
    allowance for doubtful accounts of
    W29,171 million, W74,065 million and
    W23,355 million at December 31, 2000,
    2001 and 2002, respectively (Notes 2, 12
    and 23)..................................       273,587     1,096,005       852,873         718,935
  Inventories (Notes 2 and 22)...............        34,387        66,559        27,460          23,148
  Short-term loans and other (Note 5)........        54,679        66,742        99,748          84,083
                                                -----------   -----------   -----------     -----------
         Total Current Assets................     2,799,638     4,346,746     4,043,457       3,408,460
                                                -----------   -----------   -----------     -----------
NON-CURRENT ASSETS:
  Property and equipment, net (Notes 2, 6,
    11, 21 and 22)...........................     4,543,178     4,174,726     4,569,417       3,851,822
  Intangible assets (Note 2).................     2,565,476     3,816,373     3,721,235       3,136,841
  Investment securities (Notes 2 and 4)......       471,538       602,668     1,546,211       1,303,390
  Long-term bank deposits (Note 21)..........            81            77           177             149
  Long-term loans, net of allowance for
    doubtful accounts of W18,058 million,
    W19,699 million and W19,486 million at
    December 31, 2000, 2001 and 2002,
    respectively (Notes 2, 5 and 12).........       127,584        83,520        52,688          44,414
  Guarantee deposits (Notes 12 and 23).......       202,267       280,760       249,331         210,175
  Deferred income tax assets (Notes 2 and
    18)......................................       300,573            --            --              --
  Other......................................        33,839        21,405        46,194          38,941
                                                -----------   -----------   -----------     -----------
         Total Non-Current Assets............     8,244,536     8,979,529    10,185,253       8,585,732
                                                -----------   -----------   -----------     -----------
TOTAL ASSETS.................................   W11,044,174   W13,326,275   W14,228,710     $11,994,192
                                                ===========   ===========   ===========     ===========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                        DECEMBER 31, 2000, 2001 AND 2002

                                                   2000          2001          2002             2002
                                                -----------   -----------   -----------   ----------------
                                                      (IN MILLIONS OF KOREAN WON)          (IN THOUSANDS
                                                                                          OF U.S. DOLLARS)
                                                                                              (NOTE 2)
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable (Notes 12 and 23)..........  W 1,070,635   W 1,035,197   W 1,697,502     $ 1,430,921
  Short-term borrowings (Notes 12 and 21).....      209,966     1,167,348       687,296         579,361
  Income taxes payable........................      309,138       371,981       383,900         323,611
  Accrued expenses............................      243,972       357,270       408,521         344,366
  Currency forward contracts (Notes 2 and
    7)........................................           --         4,982            --              --
  Current portion of long-term debt (Notes 8,
    9 and 11).................................    1,206,998       665,472       922,209         777,383
  Current portion of facility deposits........       10,046        10,400        18,415          15,523
  Other.......................................      123,519        65,931       185,543         156,405
                                                -----------   -----------   -----------     -----------
         Total Current Liabilities............    3,174,274     3,678,581     4,303,386       3,627,570
                                                -----------   -----------   -----------     -----------
LONG-TERM LIABILITIES:
  Bonds payable, net (Notes 2 and 8)..........    1,374,629     2,649,119     2,908,496       2,451,737
  Long-term borrowings (Note 9)...............      190,774        45,602        10,284           8,669
  Facility deposits (Note 10).................       61,788        56,519        46,850          39,493
  Long-term payables -- other (Notes 2 and
    12).......................................        1,260       650,000       551,983         465,298
  Obligations under capital leases (Notes 2,
    11, 12 and 21)............................        1,368           633           121             102
  Accrued severance indemnities, net (Note
    2)........................................       32,676        61,620        48,519          40,899
  Deferred income tax liabilities (Notes 2 and
    18).......................................           --        15,169       104,770          88,317
  Guarantee deposits received and other (Notes
    2, 12 and 26).............................       64,754        19,728        22,401          18,883
                                                -----------   -----------   -----------     -----------
         Total Long-Term Liabilities..........    1,727,249     3,498,390     3,693,424       3,113,398
                                                -----------   -----------   -----------     -----------
         Total Liabilities....................    4,901,523     7,176,971     7,996,810       6,740,968
                                                -----------   -----------   -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 21)
SHAREHOLDERS' EQUITY:
  Capital stock (Notes 1 and 13)..............       44,576        44,576        44,576          37,576
  Capital surplus (Note 13):
    Additional paid-in capital................    3,736,253     3,736,253     3,736,253       3,149,501
    Other capital surplus.....................       12,462      (286,555)     (851,871)       (718,091)
  Retained earnings:
    Appropriated (Note 14)....................    1,390,923     2,297,749     3,379,922       2,849,129
    Unappropriated............................      954,605     1,145,570     1,493,283       1,258,773
  Capital adjustments:
    Treasury stock (Note 15)..................       (5,042)   (1,425,852)   (2,192,449)     (1,848,140)
    Unrealized loss on valuation of investment
      securities (Notes 2 and 4)..............     (127,921)      (68,449)     (109,288)        (92,125)
    Stock options (Notes 2 and 16)............          383           960         2,452           2,067
    Foreign-based operations' translation
      credit (Note 2).........................        4,546           707         3,515           2,963
  Minority interest in equity of consolidated
    subsidiaries (Note 2).....................      131,866       704,345       725,507         611,571
                                                -----------   -----------   -----------     -----------
         Total Shareholders' Equity...........    6,142,651     6,149,304     6,231,900       5,253,224
                                                -----------   -----------   -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....  W11,044,174   W13,326,275   W14,228,710     $11,994,192
                                                ===========   ===========   ===========     ===========

          See accompanying Notes to Consolidated Financial Statements.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                     2000            2001            2002               2002
                                                  -----------     -----------     -----------     ----------------
                                                          (IN MILLIONS OF KOREAN WON)              (IN THOUSANDS
                                                                                                  OF U.S. DOLLARS)
                                                                                                      (NOTE 2)
OPERATING REVENUE (Notes 23 and 28).............  W 7,423,072     W 8,371,928     W 9,323,993       $ 7,859,726
OPERATING EXPENSES (Notes 2, 17, 21, 23 and
  28)...........................................   (5,927,597)     (6,047,415)     (6,526,350)       (5,501,433)
                                                  -----------     -----------     -----------       -----------
OPERATING INCOME................................    1,495,475       2,324,513       2,797,643         2,358,293
                                                  -----------     -----------     -----------       -----------
OTHER INCOME:
  Interest......................................       67,573          97,422          86,013            72,505
  Dividends.....................................           --              --             207               174
  Commissions...................................       28,395          24,076          73,515            61,970
  Foreign exchange and translation gains (Note
    2)..........................................       12,895          18,282          41,439            34,931
  Gain on disposal of property and equipment....       27,891           3,467           1,206             1,017
  Equity in earnings of affiliates (Notes 2 and
    4)..........................................           --           4,294             813               685
  Other.........................................       84,877          83,708          56,467            47,599
                                                  -----------     -----------     -----------       -----------
                                                      221,631         231,249         259,660           218,881
                                                  -----------     -----------     -----------       -----------
OTHER EXPENSES:
  Interest......................................     (213,429)       (273,871)       (311,132)         (262,271)
  Donations.....................................      (83,809)       (148,391)       (127,517)         (107,491)
  Foreign exchange and translation losses (Note
    2)..........................................      (57,960)        (23,933)        (13,547)          (11,420)
  Loss on disposal and valuation of marketable
    securities (Note 2).........................           --          (1,028)             --                --
  Loss on disposal and impairment of property
    and equipment (Notes 23 and 24).............      (18,063)        (41,801)       (212,118)         (178,806)
  Loss on disposal of investment assets.........           --         (17,658)        (51,618)          (43,512)
  Loss on impairment of investment securities
    (Note 4)....................................           --          (3,326)        (68,882)          (58,065)
  Equity in losses of affiliates (Notes 2 and
    4)..........................................      (11,518)             --              --                --
  Other.........................................      (44,505)        (69,046)        (53,721)          (45,284)
                                                  -----------     -----------     -----------       -----------
                                                     (429,284)       (579,054)       (838,535)         (706,849)
                                                  -----------     -----------     -----------       -----------
INCOME BEFORE INCOME TAXES AND MINORITY
  INTEREST......................................    1,287,822       1,976,708       2,218,768         1,870,325
INCOME TAXES (Notes 2 and 18)...................     (367,307)       (850,307)       (698,507)         (588,811)
                                                  -----------     -----------     -----------       -----------
INCOME BEFORE MINORITY INTEREST.................      920,515       1,126,401       1,520,261         1,281,514
MINORITY INTEREST IN NET LOSS (GAIN) OF
  CONSOLIDATED SUBSIDIARIES.....................       51,749          19,648         (33,110)          (27,910)
                                                  -----------     -----------     -----------       -----------
NET INCOME......................................  W   972,264     W 1,146,049     W 1,487,151       $ 1,253,604
                                                  ===========     ===========     ===========       ===========
NET INCOME PER SHARE (Notes 2 and 19) (In Korean
  won and U.S. dollars).........................  W    11,146     W    13,242     W    17,647       $     14.87
                                                  ===========     ===========     ===========       ===========

          See accompanying Notes to Consolidated Financial Statements.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                                                          TOTAL
                                         COMMON     CAPITAL      RETAINED      CAPITAL     MINORITY   SHAREHOLDERS'
                                          STOCK     SURPLUS      EARNINGS    ADJUSTMENT    INTEREST      EQUITY
                                         -------   ----------   ----------   -----------   --------   -------------
                                                                (IN MILLIONS OF KOREAN WON)
Balance, December 31, 1999.............  W41,679   W2,094,099   W1,385,273   W   215,715   W 15,153    W 3,751,919
  Net income...........................      --            --      972,264            --         --        972,264
  Issuance of common stock (Note 13)...   2,897     1,654,450           --            --         --      1,657,347
  Stock issuance cost (Note 13)........      --            (4)          --            --         --             (4)
  Treasury stock transactions..........      --             1           --            --         --              1
  Cash dividends paid (Note 20)........      --            --      (15,408)           --         --        (15,408)
  Additional issuance of common stock
    by consolidated subsidiaries to
    outside entity.....................      --          (410)          --            --         --           (410)
  Loss on disposal of investments in
    common stock of subsidiary.........      --          (235)          --            --         --           (235)
  Equity in capital surplus, retained
    earnings and capital adjustment
    changes of affiliates..............      --           814        3,399        (1,626)        --          2,587
  Stock compensation plans (Notes 2 and
    16)................................      --            --           --           383         --            383
  Unrealized losses on valuation of
    investment securities (Note 4).....      --            --           --      (342,791)        --       (342,791)
  Foreign-based operations' translation
    credit.............................      --            --           --           285         --            285
  Increase in minority interest in
    equity of consolidated
    subsidiaries.......................      --            --           --            --    116,713        116,713
                                         -------   ----------   ----------   -----------   --------    -----------
Balance, December 31, 2000.............  44,576     3,748,715    2,345,528      (128,034)   131,866      6,142,651
  Net income...........................      --            --    1,146,049            --         --      1,146,049
  Treasury stock transactions..........      --            --         (155)   (1,420,809)        --     (1,420,964)
  Cash dividends paid (Note 20)........      --            --      (48,103)           --         --        (48,103)
  Excess unallocated purchase price
    (Note 13)..........................      --      (299,121)          --            --         --       (299,121)
  Additional issuance of common stock
    by consolidated subsidiaries to
    outside entity.....................      --             1           --            --         --              1
  Gain on disposal of investments in
    common stock of subsidiary.........      --           103           --            --         --            103
  Equity in capital surplus, retained
    earnings and capital adjustment
    changes of affiliates..............      --            --           --         8,116         --          8,116
  Unrealized gain on valuation of
    investment securities (Note 4).....      --            --           --        51,355         --         51,355
  Foreign-based operations' translation
    credit.............................      --            --           --        (3,839)        --         (3,839)
  Stock compensation plans (Notes 2 and
    16)................................      --            --           --           577         --            577
  Increase in minority interest in
    equity of consolidated
    subsidiaries.......................      --            --           --            --    572,479        572,479
                                         -------   ----------   ----------   -----------   --------    -----------
Balance, December 31, 2001.............  W44,576   W3,449,698   W3,443,319   W(1,492,634)  W704,345    W 6,149,304
                                         =======   ==========   ==========   ===========   ========    ===========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                                                          TOTAL
                                         COMMON     CAPITAL      RETAINED      CAPITAL     MINORITY   SHAREHOLDERS'
                                          STOCK     SURPLUS      EARNINGS    ADJUSTMENT    INTEREST      EQUITY
                                         -------   ----------   ----------   -----------   --------   -------------
                                                                (IN MILLIONS OF KOREAN WON)
Balance, December 31, 2001.............  W44,576   W3,449,698   W3,443,319   W(1,492,634)  W704,345    W 6,149,304
  Net income...........................      --            --    1,487,151            --         --      1,487,151
  Treasury stock transactions (Note
    15)................................      --        81,984           --      (766,597)        --       (684,613)
  Cash dividends paid (Note 20)........      --            --      (57,265)           --         --        (57,265)
  Excess unallocated purchase price
    (Note 13)..........................      --      (647,025)          --            --         --       (647,025)
  Equity in capital surplus, retained
    earnings and capital adjustment
    changes of affiliates..............      --          (275)          --       (12,513)        --        (12,788)
  Unrealized loss on valuation of
    investment securities (Note 4).....      --            --           --       (28,327)        --        (28,327)
  Foreign-based operations' translation
    credit.............................      --            --           --         2,809         --          2,809
  Stock compensation plans (Notes 2 and
    16)................................      --            --           --         1,492         --          1,492
  Increase in minority interest in
    equity of consolidated
    subsidiaries.......................      --            --           --            --     21,162         21,162
                                         -------   ----------   ----------   -----------   --------    -----------
Balance, December 31, 2002.............  W44,576   W2,884,382   W4,873,205   W(2,295,770)  W725,507    W 6,231,900
                                         =======   ==========   ==========   ===========   ========    ===========

                                                          (IN THOUSANDS OF U.S. DOLLARS) (NOTE 2)
Balance, December 31, 2001.............  $37,576   $2,907,947   $2,902,570   $(1,258,226)  $593,733    $ 5,183,600
  Net income...........................      --            --    1,253,604            --         --      1,253,604
  Treasury stock transactions..........      --        69,109           --      (646,209)        --       (577,100)
  Cash dividends paid..................      --            --      (48,272)           --         --        (48,272)
  Excess unallocated purchase price....      --      (545,414)          --            --         --       (545,414)
  Equity in capital surplus, retained
    earnings consolidated subsidiaries
    to outside entity..................      --          (232)          --       (10,548)        --        (10,780)
  Unrealized loss on valuation of
    investment and capital adjustment
    changes of affiliates..............      --            --           --       (23,878)        --        (23,878)
  Foreign-based operations' translation
    credit.............................      --            --           --         2,368         --          2,368
  Stock compensation plans.............      --            --           --         1,258         --          1,258
  Increase in minority interest in
    equity of consolidated
    subsidiaries.......................      --            --           --            --     17,838         17,838
                                         -------   ----------   ----------   -----------   --------    -----------
Balance, December 31, 2002.............  $37,576   $2,431,410   $4,107,902   $(1,935,235)  $611,571    $ 5,253,224
                                         =======   ==========   ==========   ===========   ========    ===========

          See accompanying Notes to Consolidated Financial Statements.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                   2000          2001          2002             2002
                                                -----------   -----------   -----------   ----------------
                                                      (IN MILLIONS OF KOREAN WON)          (IN THOUSANDS
                                                                                          OF U.S. DOLLARS)
                                                                                              (NOTE 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................  W   972,264   W 1,146,049   W 1,487,151     $ 1,253,604
  Expenses not involving cash payments:
    Depreciation and amortization.............    1,456,440     1,759,650     1,543,335       1,300,965
    Provision for severance indemnities.......       34,684        56,947        45,509          38,362
    Loss on disposal and impairment of
      property and equipment..................       18,063        41,801       212,118         178,806
    Loss on disposal of investment assets.....           --        17,658        51,618          43,512
    Provision for bad debts...................       35,321        56,678        20,981          17,686
    Foreign translation loss..................       54,169        17,336         5,397           4,549
    Loss on impairment of investment
      securities..............................           --         6,372        68,882          58,065
    Equity in losses of affiliates............       11,518            --            --              --
    Deferred income taxes.....................       25,720       315,755        81,963          69,091
    Minority interest in net gain of
      consolidated subsidiaries...............           --            --        33,110          27,910
    Other.....................................       27,237        36,975        61,193          51,582
                                                -----------   -----------   -----------     -----------
    Sub-total.................................    1,663,152     2,309,172     2,124,106       1,790,528
                                                -----------   -----------   -----------     -----------

  Income not involving cash receipts:
    Equity in earnings of affiliates..........           --        (4,294)         (813)           (685)
    Foreign translation gain..................       (6,734)       (3,354)      (30,282)        (25,526)
    Gain on disposal of property and
      equipment...............................      (27,891)       (3,467)       (1,206)         (1,017)
    Reversal of allowance for doubtful
      accounts................................       (5,592)         (558)       (6,365)         (5,365)
    Minority interest in net loss of
      consolidated subsidiaries...............      (51,749)      (19,648)           --              --
    Other.....................................      (14,682)       (4,460)      (19,705)        (16,610)
                                                -----------   -----------   -----------     -----------
    Sub-total.................................     (106,648)      (35,781)      (58,371)        (49,203)
                                                -----------   -----------   -----------     -----------

  Changes in assets and liabilities related to
    operating activities:
    Accounts receivable -- trade..............       39,807      (137,811)     (277,685)       (234,077)
    Accounts receivable -- other..............       (5,786)     (859,126)      224,640         189,362
    Inventories...............................       29,995       (33,049)       39,092          32,953
    Other current assets......................       (7,659)      (20,091)      (30,764)        (25,933)
    Accounts payable..........................      (38,417)      (38,960)      614,005         517,580
    Income taxes payable......................      265,325        61,845        12,946          10,913
    Accrued expenses..........................       81,763       113,306        67,026          56,500
    Current portion of facility deposits......       (3,054)          374         3,801           3,204
    Other current liabilities.................      178,022       (51,990)      125,767         106,016
    Severance indemnity payments..............      (17,860)      (14,758)      (20,378)        (17,178)

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                   2000          2001          2002             2002
                                                -----------   -----------   -----------   ----------------
                                                      (IN MILLIONS OF KOREAN WON)          (IN THOUSANDS
                                                                                          OF U.S. DOLLARS)
                                                                                              (NOTE 2)
    Increase in deposits for group severance
      indemnities and other deposits..........  W    (8,579)  W   (15,332)  W   (43,521)    $   (36,686)
    Other.....................................        1,157            20            --              --
                                                -----------   -----------   -----------     -----------
    Sub-total.................................      514,714      (995,572)      714,929         602,654
                                                -----------   -----------   -----------     -----------
  Net Cash Provided by Operating Activities...    3,043,482     2,423,868     4,267,815       3,597,583
                                                -----------   -----------   -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in short-term financial
    instruments...............................     (248,207)      215,154       231,219         194,908
  Decrease (increase) in marketable
    securities................................     (395,807)        3,845      (103,256)        (87,040)
  Decrease in short-term loans and other
    current assets............................        5,285           541        24,474          20,631
  Decrease in long-term bank deposits.........           19            22            21              18
  Proceeds from sale of investment
    securities................................      105,398        24,804     1,138,175         959,433
  Decrease in long-term loans.................       35,521        32,265        19,920          16,792
  Decrease in guarantee deposits..............      199,838       169,074        77,490          65,321
  Proceeds from disposal of property and
    equipment.................................      230,700        91,489        23,211          19,566
  Proceeds from disposal of intangible
    assets....................................        4,759         2,120         1,198           1,010
  Increase in long-term bank deposits.........           (2)          (18)           --              --
  Acquisition of investment securities........     (370,221)     (109,151)   (2,271,268)     (1,914,581)
  Increase in long-term loans.................      (61,125)      (30,875)      (24,376)        (20,548)
  Increase in guarantee deposits..............     (200,438)     (252,246)      (55,986)        (47,194)
  Decrease (increase) in other assets.........        3,602       (18,531)      (22,022)        (18,564)
  Acquisition of property and equipment.......   (2,241,063)   (1,382,114)   (2,024,655)     (1,706,697)
  Acquisition of intangible assets and
    deferred charges..........................      (50,618)     (719,204)      (77,580)        (65,397)
  Payment for purchase of new subsidiaries,
    net of cash acquired......................   (1,685,419)           --            --              --
                                                -----------   -----------   -----------     -----------
  Net Cash Used in Investing Activities.......   (4,667,778)   (1,972,825)   (3,063,435)     (2,582,342)
                                                -----------   -----------   -----------     -----------

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                   2000          2001          2002             2002
                                                -----------   -----------   -----------   ----------------
                                                      (IN MILLIONS OF KOREAN WON)          (IN THOUSANDS
                                                                                          OF U.S. DOLLARS)
                                                                                              (NOTE 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term borrowings...........  W 1,141,843   W 1,320,111   W    91,942     $    77,503
  Issuance of bonds payable...................      998,846     1,716,560     1,166,451         983,268
  Increase in long-term borrowings............       24,600        72,273        24,682          20,806
  Issuance of common stock....................    1,657,344            --            --              --
  Increase in minority interest in equity of
    consolidated subsidiaries.................        5,345       643,408        17,405          14,672
  Payment of short-term borrowings............   (1,499,204)     (355,232)     (578,696)       (487,816)
  Payment of current portion of long-term
    debt......................................     (554,414)   (1,235,163)     (719,779)       (606,743)
  Payment of dividends........................      (15,408)      (48,102)      (58,716)        (49,495)
  Decrease in facility deposits...............      (15,993)      (20,352)      (25,278)        (21,308)
  Net increase in treasury stock..............           --    (1,420,964)   (1,351,243)     (1,139,040)
  Other.......................................     (113,709)     (341,313)       15,035          12,673
                                                -----------   -----------   -----------     -----------
  Net Cash Provided by (Used in) Financing
    Activities................................    1,629,250       331,226    (1,418,197)     (1,195,480)
                                                -----------   -----------   -----------     -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED
  SUBSIDIARIES................................           --        (5,479)       10,654           8,981
                                                -----------   -----------   -----------     -----------
NET INCREASE(DECREASE) IN CASH AND CASH
  EQUIVALENTS.................................        4,954       776,790      (203,163)       (171,258)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE
  YEAR........................................       85,536        90,490       867,280         731,080
                                                -----------   -----------   -----------     -----------
CASH AND CASH EQUIVALENTS AT END OF THE
  YEAR........................................  W    90,490   W   867,280   W   664,117     $   559,822
                                                ===========   ===========   ===========     ===========
Cash paid for interest (net of amounts
  capitalized)................................  W   179,741   W   273,424   W   248,234     $   209,251
                                                ===========   ===========   ===========     ===========
Cash paid for income taxes....................  W    73,990   W   476,195   W   603,481     $   508,709
                                                ===========   ===========   ===========     ===========

          See accompanying Notes to Consolidated Financial Statements.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

1.  GENERAL

     SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea as a wholly-owned subsidiary of KT Corporation, (formerly known as Korean Telecom Corp.) the Korean government-owned fixed-line telephone company, and is currently engaged in providing cellular telephone communication services. The Company's common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2002, the Company's largest shareholders are the SK Group (27.28%), KT Corporation (4.77%) and POSCO (formerly known as Pohang Iron & Steel Co., Ltd., 7.26%).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

  A.  BASIS OF PRESENTATION

     The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea ("Korean GAAP") may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars were made at the rate of W1,186.3 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2002. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and subsidiaries' financial position or results of operations, is not presented in the accompanying consolidated financial statements.

  B.  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. 20% to 50% owned affiliates are accounted for by the equity method.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The Company's subsidiaries are as follows:

                                           YEAR OF                                      OWNERSHIP
SUBSIDIARY                              ESTABLISHMENT        PRIMARY BUSINESS         PERCENTAGE (%)
----------                              -------------        ----------------         --------------
SK IMT Co., Ltd.......................      2001         Telecommunication services        61.34
SK Teletech Co., Ltd..................      1995        Engineering and maintenance        61.66
SK Capital Co., Ltd...................      1995                            Finance       100.00
SK Telink Co., Ltd....................      1998         Telecommunication services        90.77
SK Communications Corp................      1999          Internet website services        90.40
SK Wyverns Baseball Club..............      2000            Business related sports        99.99
Centurion IT Investment Association...      2001                        Investments        37.50
Global Credit and Information Corp....      1998              Credit and collection        50.00
                                                                           services
Paxnet Inc............................      1999          Internet website services        67.10
SK Telecom International Inc..........      1995                        Investments       100.00
SLD Telecom PTE Ltd...................      2000         Telecommunication services        53.80

     Effective January 1, 2002, SK Telecom International Inc., SLD Telecom PTE Ltd. and Global Credit and Information Corp. are included in the consolidation of the accompanying financial statements as their total assets at the beginning of the fiscal year were more than W7 billion, in accordance with Korean GAAP. As allowed under Korean GAAP, the financial statements of prior years have not been restated to include the financial statements of these entities.

     In August 2002, the Company purchased a 78.3% interest in SK Communications Corp. (formerly known as Lycos Korea) and on November 1, 2002, SK Communications Co., Ltd. merged with NetsGo Co., Ltd., a substantially owned subsidiary of the Company. In December 2002, the Company purchased a 67.1% interest in Paxnet Inc.

  C.  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in Korea and the United States require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  D.  MARKETABLE SECURITIES

     Marketable securities, which consist of debt securities and debt unit trusts, are stated at market value.

  E.  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Activity in the allowance for doubtful accounts receivable -- trade for 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                      2000       2001       2002
                                                    --------   --------   --------
Beginning balance.................................  W 97,786   W 96,532   W 81,681
Increase in allowance from newly consolidated
  subsidiaries....................................    30,646         --      2,056
Additions.........................................     2,323      7,446     22,281
Reductions........................................   (34,223)   (22,297)   (45,476)
                                                    --------   --------   --------
Ending balance....................................  W 96,532   W 81,681   W 60,542
                                                    ========   ========   ========

  F.  INVENTORIES

     Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities, handsets and raw materials for handsets.

  G.  INVESTMENT SECURITIES

  (1) Investments With 20% or More Ownership Interest

     Investment securities of non-consolidated affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated similar to those made in preparing consolidated financial statements.

  (2) Other Investments

     Investments in equity securities with readily determinable fair value and investments in available-for-sale debt securities are reported at fair value with unrealized gains or losses reported as a capital adjustment in shareholders' equity until realized. Declines in the fair value which are anticipated to be not recoverable are recorded as impairment losses in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded as a capital adjustment in shareholders' equity.

     Investments in equity securities without readily determinable fair values are reported at cost, except for declines in the Company's proportionate equity of the underlying book value of the investees which are anticipated to be not recoverable, which are recorded as impairment losses in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

     Investments in government, public and corporate bonds are recorded at acquisition cost plus (or minus) the amortization of any difference between acquisition cost and par value of the bonds using the effective interest rate method.

  H.  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     In addition, interest expense and other financial charges for borrowings related to the manufacture or construction of property and equipment are capitalized. The Company and its subsidiaries capitalized interest amounting to W70,974 million, W37,326 million and W14,830 million in 2000, 2001 and 2002, respectively.

     Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (3-30 years) of the related assets.

  I.  INTANGIBLE ASSETS

     Intangible assets are stated at cost less amortization computed using the straight-line method over 4 to 20 years.

     With its application for a license to provide IMT 2000 service, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication ("MIC"). SK IMT, a subsidiary of the Company, which was incorporated on March 8, 2001 and is in the pre-operating stage at December 31, 2002, paid W650,000 million of this amount in March 2001 and is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.94% as of December 31, 2002). The future payments are W90,000 million in 2007, W110,000 million in 2008, W130,000 million in 2009, W150,000 million in 2010 and W170,000 million in
2011. On December 4, 2001, SK IMT received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license is to commence when SK IMT commences providing IMT 2000 service, and will be computed using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering the fact that renewal cost is expected to be substantial.

     Interest expense and other financial charges for borrowings related to the purchase of intangible assets are capitalized until the assets is put in use. SK IMT, a subsidiary of the Company, capitalized interest amounting to W69,372 million relating to intangible assets during 2002.

     Changes in intangible assets for 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                   2000         2001         2002
                                                ----------   ----------   ----------
Beginning balance.............................  W   66,701   W2,565,476   W3,816,373
Additions:
  Goodwill related to Shinsegi Telecomm,
     Inc......................................   2,560,690           --           --
  IMT license.................................          --    1,300,000      (40,393)
  Other.......................................      71,097      124,636      144,056
Reductions:
  Amortization................................    (128,214)    (170,358)    (187,094)
  Write-off...................................          --           --       (6,669)
  Disposal....................................      (4,798)      (3,380)      (5,038)
                                                ----------   ----------   ----------
Ending balance................................  W2,565,476   W3,816,374   W3,721,235
                                                ==========   ==========   ==========

  J.  DISCOUNTS ON BONDS

     Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

  K.  ACCRUED SEVERANCE INDEMNITIES

     In accordance with the policies of the Company and its subsidiaries, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

     The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. In 2000, the Company and certain subsidiaries changed the beneficiary of such deposits from companies themselves to their employees. As a result, such funding of severance indemnities in outside insurance companies, of which the beneficiary is their employees, totaling W60,460 million, W76,418 and W120,413 million as of December 31, 2000, 2001, and 2002 respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

     In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to W8,284 million, W7,522 million and W6,860 million as of December 31, 2000, 2001 and 2002, respectively, are deducted from accrued severance indemnities.

     Changes in accrued severance indemnities for 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                      2000       2001       2002
                                                    --------   --------   --------
Beginning balance.................................  W 63,890   W 32,676   W 61,620
Provision.........................................    34,684     59,640     49,599
Payments to employees.............................   (17,860)   (14,758)   (20,378)
Transfer from affiliated and related companies....        30         20         --
Increase in accrued severance indemnities from
  newly consolidated subsidiaries.................    12,392         --      1,673
Deposits for severance indemnities................   (60,460)   (15,958)   (43,995)
                                                    --------   --------   --------
Ending balance....................................  W 32,676   W 61,620   W 48,519
                                                    ========   ========   ========

  L.  ACCOUNTING FOR LEASES

     Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

     Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

  M.  RESEARCH AND DEVELOPMENT COSTS

     The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of W78,806 million, W130,685 million and W194,332 million for the years ended December 31, 2000, 2001 and

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

2002, respectively and external research and development costs of W38,319 million, W23,000 million and W58,974 million for the years ended December 31, 2000, 2001 and 2002, respectively.

  N.  DERIVATIVE INSTRUMENTS

     The Company and its subsidiaries record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings.

  O.  INCOME TAXES

     Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

  P.  NET INCOME PER SHARE

     Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

  Q.  FOREIGN-BASED OPERATIONS' TRANSLATION CREDIT

     In translating the foreign currency financial statements of the Company's overseas subsidiaries into Korean won, the Company presents the translation gain as a foreign-based operations' translation credit in the capital adjustment section of the balance sheet. The translation gain arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders' equity, the historical rate for shareholders' equity and the daily average rate for statement of income items.

  R.  ACCOUNTING FOR FOREIGN CURRENCY TRANSACTIONS

     The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were W1,259.70 = US$1, W1,326.10 = US$1 and W1,200.40 = US$1 at
December 31, 2000, 2001 and 2002, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

  S.  VALUATION OF LONG-TERM PAYABLES

     Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

  T.  ACCOUNTING FOR EMPLOYEE STOCK OPTION COMPENSATION PLAN

     The Company adopted the fair value based method of accounting for its employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of its management who have contributed, or have the ability to contribute, significantly to the Company (see

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate.

  U.  INVESTEE COMPANY'S CHANGE OF DEPRECIATION METHOD

     Effective January 1, 2000, SK C&C Co., Ltd, which is 30% owned by the Company and accounted for using the equity method, changed its depreciation method from the declining balance method to the straight-line method in order to properly allocate period expense. The change had the effect of increasing beginning retained earnings of the Company and its subsidiaries as of January 1, 2000 by W3,399 million, reducing equity in losses of affiliates for the year ended December 31, 2000 by W8,705 million and increasing net income for the year ended December 31, 2000 by W6,024 million.

  V.  ACCOUNTING CHANGE AND RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

     On January 1, 2002, the Company and it subsidiaries early adopted Statement of Korea Accounting Standards ("SKAS") No. 6, "Events Occurring after Balance Sheet Date". This statement requires that proposed appropriations of retained earnings, including proposed cash dividends, be reflected on the balance sheet when the appropriations are approved by shareholders. Through 2001, such proposed appropriation of retained earnings, including proposed cash dividends, were recorded in the year they were proposed in accordance with Korean GAAP. In order to reflect this accounting change, prior year's financial statements have been restated. This accounting change resulted in an increase in stockholders' equity as of December 31, 2000, 2001 and 2002 of W48,103 million, W57,265 million and W151,739 million, respectively, and a decrease in total liabilities as December 31, 2000, 2001 and 2002 of the same amounts. Operating income and net income for the years ended December 31, 2000, 2001 and 2002 were not affected by this change.

3.  ACQUISITION OF AND MERGER WITH SHINSEGI TELECOMM, INC.

     In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm Inc.'s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.'s common stock held by Kolon International Corporation and other minority interests for W1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from POSCO by the issuance of 5,794,924 shares of the Company's common stock with a market value of W1,657,348 million on the issuance date.

     The transaction was accounted for under the purchase method of accounting and generated W2,560,690 million in goodwill, which is being amortized on a straight-line basis over a twenty year period.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The acquisition of a 51.2% equity interest in Shinsegi Telecomm, Inc.'s common stock completed on April 27, 2000 is summarized as follows:

                                                               IN MILLIONS OF
                                                                 KOREAN WON
                                                               --------------
Fair value of assets acquired...............................    W 1,183,633
Goodwill....................................................      2,560,690
Elimination of investment in unconsolidated affiliate.......     (1,067,180)
Assumed liabilities.........................................     (1,018,710)
                                                                -----------
Acquisition cost after adding incidental costs of W1,085
  million...................................................    W 1,658,433
                                                                ===========

     In 2001, the Company acquired an additional 19.2% equity interest in Shinsegi Telecomm, Inc. for W327,733 million. And on January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company's board of directors dated September 21, 2001 and the approval of the shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger.

     The additional acquisition of equity interests in Shinsegi Telecomm, Inc. after its acquisition of a majority equity interest on April 27, 2000 was also accounted for using the purchase method of accounting whereby the purchase price was allocated to assets acquired and liabilities assumed based on the fair value at the date when the Company acquired a majority equity interest in Shinsegi Telecomm, Inc. The excess unallocated purchase prices of W299,121 million for the additional 19.2% equity interest acquired in 2001 and W647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were recorded as decreases in capital surplus in accordance with Korean GAAP.

     The condensed balance sheets of Shinsegi Telecomm, Inc. as of December 31, 2001 and January 12, 2002 and the condensed statements of operations for the year ended December 31, 2001 and the period from January 1, 2002 to January 12, 2002, which have been adjusted for the difference in depreciation methods between the Company and Shinsegi Telecomm, Inc., are as follows (in millions of Korean won):

                                                        DECEMBER 31, 2001   JANUARY 12, 2002
                                                        -----------------   ----------------
(CONDENSED BALANCE SHEETS)
Current assets........................................     W  578,627          W  574,319
Non-current asset.....................................      1,131,930           1,126,811
                                                           ----------          ----------
Total Assets..........................................     W1,710,557          W1,701,130
                                                           ==========          ==========
Current liabilities...................................     W1,089,375          W1,077,440
Long-term liabilities.................................        513,109             509,934
                                                           ----------          ----------
Total Liabilities.....................................      1,602,484           1,587,374
                                                           ----------          ----------
Capital stock.........................................        800,000             800,000
Deficit...............................................       (689,599)           (680,058)
Capital adjustment....................................         (2,328)             (6,186)
                                                           ----------          ----------
Total Stockholders' Equity............................        108,073             113,756
                                                           ----------          ----------
Total Liabilities and Stockholders' Equity............     W1,710,557          W1,701,130
                                                           ==========          ==========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                                   YEAR ENDED       PERIOD FROM JANUARY 1, 2002
                                                DECEMBER 31, 2001       TO JANUARY 12, 2002
                                                -----------------   ---------------------------
(CONDENSED STATEMENTS OF OPERATIONS)
Operating revenue.............................     W2,007,018                 W71,638
Operating expenses............................      1,793,130                  58,562
                                                   ----------                 -------
Operating income..............................        213,888                  13,076
Other income..................................         71,598                   2,570
Other expenses................................        181,938                   3,141
                                                   ----------                 -------
Income before income taxes....................        103,548                  12,505
Provision for income taxes....................        135,105                   2,964
                                                   ----------                 -------
Net income (loss).............................     W  (31,557)                W 9,541
                                                   ==========                 =======

4.  INVESTMENT SECURITIES

     Investment securities as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                              OWNERSHIP                     FAIR VALUE OR
                           PERCENTAGE (%)                    NET ASSETS              CARRYING AMOUNT
                           AT DECEMBER 31,   ACQUISITION   AT DECEMBER 31,   --------------------------------
                                2002            COST            2002           2000       2001        2002
                           ---------------   -----------   ---------------   --------   --------   ----------
(INVESTMENTS IN
  AFFILIATES)
SK C&C Co., Ltd..........        30.0         W 19,071        W 33,600       W 36,139   W 43,475   W   39,687
SK Telecom International
  Inc....................       100.0            7,717              --          6,023      6,023           --
VCASH....................        27.8            4,170           2,232          4,059      3,417        2,232
STIC IT Venture
  Capital................        28.3            8,000           6,884          8,490      8,038        6,884
SK Telecom International
  Inc....................        28.6            2,159           2,576          1,484      2,352        2,576
SK China Company Ltd.....        20.7            3,195           3,482          3,195      3,869        3,482
Eonex Technologies,
  Inc....................        22.5            3,600           3,022          3,600      3,600        4,615
SLD Telecom PTE Ltd......        53.8            5,330              --          1,533      5,330           --
Widerthan.com............        20.0            1,000           1,750             --        750        1,750
Global Credit &
  Information Corp.......        50.0            2,410              --             --      2,410           --
SKT-HP Ventures, LLC.....        50.0            6,415           5,990             --      6,415        5,990
SKT QC Wireless
  Development Fund, LLC..        50.0            6,540           5,993             --      6,540        5,993
Other investments in
  affiliates.............          --               --              --          5,661     13,098        8,038
(INVESTMENTS IN LISTED
  COMPANIES)
KT Corporation...........         4.6          775,098         730,602             --         --      730,602
Digital Chosunilbo Co.,
  Ltd....................        10.1            5,781           2,428          3,498      5,926        2,428
Hanaro Telecom Inc.......         5.7          151,374          49,586         37,024     75,437       49,586
Korea Radio Wave
  Basestation Management
  (*)....................         4.5            1,171           2,693            616        616        2,693
SK Securities............         1.1            5,551           5,052             --         --        5,052

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                              OWNERSHIP                     FAIR VALUE OR
                           PERCENTAGE (%)                    NET ASSETS              CARRYING AMOUNT
                           AT DECEMBER 31,   ACQUISITION   AT DECEMBER 31,   --------------------------------
                                2002            COST            2002           2000       2001        2002
                           ---------------   -----------   ---------------   --------   --------   ----------
(INVESTMENTS IN
  NON-LISTED COMPANIES)
SK Group Japan Co.,
  Ltd....................        16.5           16,416              --         11,130     16,417           --
Real Telecom Co., Ltd.
  (formerly Intec Telecom
  Co., Ltd.).............         9.9            5,980           1,261             --      5,981        5,981
Powercomm Co.,Ltd........         5.0          240,243          40,031        240,243    240,243      240,243
Japan MBCO...............        10.5           27,209          11,163(**)         --     12,288       27,209
Enterprise Networks Co.,
  Ltd.
  (formerly G&G Networks
    Co., Ltd.)...........         4.0           14,437          13,793         14,438     14,438       14,438
SK Life Insurance Co.,
  Ltd....................         9.6           14,890              --         11,195     14,890       14,890
Korea IT Fund............          --          190,000         190,000             --         --      190,000
Korea Economic Daily and
  others.................                                                      26,126     40,346       43,971
(OTHER)
Investments in public
  bonds..................                                                       2,871      2,384          586
Convertible bonds of Real
  Telecom Co., Ltd.
  (formerly Intec Telecom
    Co., Ltd.)...........                                                          --      9,514        9,514
Convertible bonds of
  Eonex Technologies,
  Inc....................                                                          --         --        2,000
Other convertible
  bonds..................                                                          --         --          400
Subordinated bonds of SK
  Life Insurance Co.,
  Ltd....................                                                      50,000     50,000       50,000
Subordinated bonds of
  Nate First Special
  Purpose Company........                                                          --         --       40,506
Subordinated bonds of
  Nate Second Special
  Purpose Company........                                                          --         --       27,761
Other investments........                                                       4,213      8,871        7,104
                                                                             --------   --------   ----------
                                                                             W471,538   W602,668   W1,546,211
                                                                             ========   ========   ==========

---------------

(*)  listed on the Korea Stock Exchanges in 2002.

(**) reflects net asset vale as of March 31, 2002.

     The net unrealized losses on investments in common stock of Digital Chosunilbo Co., Ltd., and Hanaro Telecom Inc., as of December 31, 2000 and 2001, totaling W127,147 million and W75,792 million, respectively, and the net unrealized losses on investments in common stock of Digital Chousnilbo Co., Ltd., Hanaro Telecom Inc, Korea Radio Wave Basestation Management and SK Securities Co., Ltd. as of December 31, 2002, totaling W104,117 million were recorded as a capital adjustment.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     On May 23, 2002, the Company acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for W1,609 billion as a result of participation in the privatization of KT Corporation. The Company sold all of these shares on December 30, 2002 and January 10, 2003, under the Mutual Agreement on Stock Exchange between the Company and KT Corporation (See Note
25). The investments in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, which were not sold until January 10, 2003, were reported at the agreed sales price (W50,900 per share) with unrealized losses amounting to W44,496 million reported as impairment losses in the year ended December 31, 2002, as the declines in the carrying value was not recoverable.

     Due to the impairment of the Company's investments in common stock of SK Group Japan Co., Ltd., an impairment loss of W16,417 million was recorded for the year ended December 31, 2002.

     The net asset value of the Company's investments in the common stock of Powercomm Co., Ltd. was W40,031 million as of December 31, 2002, which was W200,212 million less than the carrying amount. However, no valuation allowance was provided for these investments as Company management expects the carrying amount of its investment to be recoverable in the future (See note 2 (g)).

     The net asset value of SK Life Insurance Co. as of December 31, 2002 was zero, which was W14,890 million less than the carrying amount. However, no valuation allowance was provided for the equity investment or the subordinated bonds of SK Life Insurance Co., as Company management expects the carrying amount of its investment to be recoverable in the future(See note 2 (g)).

     As their total assets at the beginning of 2002 were over W7 billion, effective January 1, 2002, SK Telecom International Inc., Global Credit & Information Corp. and SLD Telecom PTE Ltd. are included in the consolidation of the accompanying financial statements in accordance with Korean GAAP.

     As allowed under Korean financial accounting standards, investments in equity securities of SK USA, SK Cyber Pass Inc., Aircross and others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2002 were less than W7 billion.

     On March 30, 2001, the Company transferred its paging business to Real Telecom Co., Ltd. (formerly known as Intec Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom Co., Ltd.'s newly issued common stock and bonds with a principal amount of W9.5 billion that can be converted into an additional 7.8% interest in Real Telecom Co., Ltd.

     The convertible bonds of Eonex Technologies, Inc. with a principal amount of W2,000 million can be converted into a 26.3% equity interest (177,333 shares of common stock) of Eonex Technologies, Inc. at W60,000 per share over the period from December 1, 2002 to May 30, 2003.

     On June 20, 2002 and December 3, 2002, the Company sold W631,447 million and W650,641 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by Nate First Special Purpose Company and Nate Second Special Purpose Company for W40,506 million and W27,761 million, respectively, in order to enhance the credit of bonds issued by Nate First Special Purpose Company and Nate Second Special Purpose Company (See note 21.(d)).

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                       FOR THE YEAR ENDED DECEMBER 31, 2000
                       ----------------------------------------------------------------------------------------------------
                                                                            EQUITY IN
                                                 EQUITY IN   EQUITY IN   CAPITAL SURPLUS
                       BEGINNING                 EARNINGS    RETAINED      AND CAPITAL     DIVIDENDS    DECREASE    ENDING
                        BALANCE    ACQUISITION   (LOSSES)    EARNINGS      ADJUSTMENTS     RECEIVED     (NOTE 1)    BALANCE
                       ---------   -----------   ---------   ---------   ---------------   ---------   ----------   -------
Shinsegi Telecomm,
  Inc................  1,088,819         --       (21,639)        --            --             --      (1,067,180)      --
SK C&C Co., Ltd......     22,415         --        10,116      4,911          (703)          (600)             --   36,139
VCASH................         --      4,170          (113)        --             2             --              --    4,059
STIC IT Venture
  Capital............         --      8,000           601         --          (111)            --              --    8,490
SK Wyverns Baseball
  Club...............         --      1,000          (483)        --            --             --              --      517
                       ---------     ------       -------      -----          ----           ----      ----------   ------
                       1,111,234     13,170       (11,518)     4,911          (812)          (600)     (1,067,180)  49,205
                       =========     ======       =======      =====          ====           ====      ==========   ======

                                                        FOR THE YEAR ENDED DECEMBER 31, 2001
                         --------------------------------------------------------------------------------------------------
                                                                              EQUITY IN
                                                   EQUITY IN   EQUITY IN   CAPITAL SURPLUS
                         BEGINNING                 EARNINGS    RETAINED      AND CAPITAL     DIVIDENDS   DECREASE   ENDING
                          BALANCE    ACQUISITION   (LOSSES)    EARNINGS      ADJUSTMENTS     RECEIVED    (NOTE 2)   BALANCE
                         ---------   -----------   ---------   ---------   ---------------   ---------   --------   -------
SK C&C Co., Ltd........   36,139              --     4,753            --        3,183          (600)         --     43,475
VCASH..................    4,059              --      (672)           --           30            --          --      3,417
STIC IT Venture
  Capital..............    8,490              --      (441)           --          (11)           --          --      8,038
Skytel Co., Ltd. (Note
  3)...................    1,484              --       522            --          346            --          --      2,352
SK China Co., Ltd.
  (Note 3).............    3,195              --       132            --          542            --          --      3,869
SK Wyverns Baseball
  Club.................      517              --        --            --           --            --        (517)        --
                          ------     -----------     -----     ---------        -----          ----        ----     ------
                          53,884              --     4,294            --        4,090          (600)       (517)    61,151
                          ======     ===========     =====     =========        =====          ====        ====     ======

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                                      FOR THE YEAR ENDED DECEMBER 31, 2002
                       --------------------------------------------------------------------------------------------------
                                                                            EQUITY IN
                                                 EQUITY IN   EQUITY IN   CAPITAL SURPLUS
                       BEGINNING                 EARNINGS    RETAINED      AND CAPITAL     DIVIDENDS              ENDING
                        BALANCE    ACQUISITION   (LOSSES)    EARNINGS      ADJUSTMENTS     RECEIVED    DECREASE   BALANCE
                       ---------   -----------   ---------   ---------   ---------------   ---------   --------   -------
SK C&C Co., Ltd......   43,475          --         3,401        --           (6,589)         (600)       --       39,687
VCASH................    3,417          --        (1,192)       --                7            --        --        2,232
STIC IT Venture
  Capital............    8,038          --        (1,137)       --              (17)           --        --        6,884
Skytel Co., Ltd......    2,352         675            29        --             (480)           --        --        2,576
SK China Co., Ltd....    3,869          --           (21)       --             (366)           --        --        3,482
Eonex Technologies,
  Inc. (note 4)......    3,600          --          (996)       --            2,011            --        --        4,615
Widerthan.com (note
  4).................    1,000          --           750        --               --            --        --        1,750
SKT-HP Ventures,
  LLC................    6,415          --           (12)       --             (413)           --        --        5,990
SKT QC Wireless
  Development Fund,
  LLC................    6,540          --            (9)       --             (538)           --        --        5,993
                        ------         ---        ------         --          ------          ----         --      ------
                        78,706         675           813        --           (6,385)         (600)       --       73,209
                        ======         ===        ======         ==          ======          ====         ==      ======

---------------

(note 1) As the Company acquired an additional 27.7% equity interest of Shinsegi
         Telecomm, Inc. on April 27, 2000, such subsidiary is included in the consolidation of the accompanying financial statements.
(note 2) As its total assets at the beginning of 2001 were over W7 billion, SK
         Wyverns Baseball Club is included in the consolidation of the accompanying financial statements in accordance with Korean GAAP.
(note 3) As their total assets at the beginning of 2001 were over W7 billion, effective January 1, 2001, investments in equity securities of Skytel Co., Ltd. and SK China Co., Ltd. are accounted for using the equity method of accounting.
(note 4) As their total assets at the beginning of 2002 were over W7 billion, effective January 1, 2002, investments in equity securities of Eonex Technologies, Inc. and Widerthan.com are accounted for using the equity method of accounting.

5.  LOANS TO EMPLOYEES

     Short-term and long-term loans to employees as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                        2000      2001      2002
                                                      --------   -------   -------
Loans to employees' stock ownership association.....  W 89,105   W70,939   W45,906
Loans to employees for housing and other (3-4%).....    20,009     6,840    10,556
                                                      --------   -------   -------
                                                      W109,114   W77,779   W56,462
                                                      ========   =======   =======

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

6.  PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                    USEFUL
                                     LIVES
                                    (YEARS)      2000          2001          2002
                                    -------   -----------   -----------   -----------
Land..............................            W   262,826   W   441,934   W   439,915
Buildings and structures..........  15-30         893,950       947,949       977,045
Machinery.........................   3-6        5,692,358     6,679,089     6,998,088
Vehicles..........................   3-4           16,740        12,830        19,368
Construction in progress..........                922,041       184,971       352,932
Other.............................   3-4          527,019       651,871       878,006
                                              -----------   -----------   -----------
Acquisition cost..................              8,314,934     8,918,644     9,665,354
Less accumulated depreciation.....             (3,771,756)   (4,743,918)   (5,095,937)
                                              -----------   -----------   -----------
Property and equipment, net.......            W 4,543,178   W 4,174,726   W 4,569,417
                                              ===========   ===========   ===========

     The government's declared standard value of land owned as of December 31, 2000, 2001 and 2002 are W216,014 million, W371,775 million and W356,360 million, respectively.

7.  CURRENCY FORWARD CONTRACTS

     Details of the Company and its subsidiary's foreign currency forward contracts designated as hedging the foreign currency exposure in bank deposits denominated U.S. dollars as of December 31, 2001 were as of follows (in millions of Korean won and thousands of U.S. dollars):

                                         U.S. DOLLARS      FORWARD        FAIR VALUE OF
MATURITY DATE                             TO BE SOLD    EXCHANGE RATE   CURRENCY FORWARDS
-------------                            ------------   -------------   -----------------
January 3, 2002........................   US$  7,867    W1,276.00/US$        W  (394)
January 7, 2002........................       15,734    W1,276.40/US$           (792)
January 7, 2002........................        7,867    W1,276.40/US$           (396)
January 21, 2002.......................       15,288    W1,314.60/US$           (220)
January 23, 2002.......................       15,697    W1,284.00/US$           (714)
February 4, 2002.......................       11,837    W1,277.20/US$           (591)
March 14, 2002.........................       39,348    W1,287.00/US$         (1,875)
                                          ----------                         -------
                                          US$113,638                         W(4,982)
                                          ==========                         =======

     There was no foreign currency forward contracts outstanding as of December 31, 2002.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

8.  BONDS PAYABLE

     Bonds payable as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                 MATURITY   ANNUAL INTEREST
                                   YEAR        RATE (%)           2000           2001           2002
                                 --------   ---------------   ------------   ------------   ------------
Domestic general bonds.........    2001       8.0-16.0          W1,010,000     W       --     W       --
Domestic general bonds.........    2002        6.0-9.0             475,000        475,000             --
Domestic general bonds.........    2003        5.0-9.9             670,000        910,000        910,000
Domestic general bonds.........    2004        5.0-7.0                  --      1,120,000      1,120,000
                                   2005          6.0                    --             --        500,000
Domestic general bonds.........    2006          6.0                    --        400,000        400,000
                                   2007        5.0-6.0                  --             --        700,000
Dollar denominated bonds.......    2004         7.75               252,038        265,323        240,173
                                                              (US$ 200,078)  (US$ 200,078)  (US$ 200,078)
Bonds with stock purchase
  warrants (US $4,000).........    2006     6M Libor-0.3                --             --          5,054
                                                              ------------   ------------   ------------
                                                                 2,407,038      3,170,323      3,875,227
Less: Discounts on bonds.......                                    (34,038)       (49,147)       (60,467)
                                                              ------------   ------------   ------------
Net............................                                  2,373,000      3,121,176      3,814,760
Less portion due within one
  year.........................                                   (998,371)      (472,057)      (906,264)
                                                              ------------   ------------   ------------
Long-term portion..............                                 W1,374,629     W2,649,119     W2,908,496
                                                              ============   ============   ============

     As of December 31, 2002, the six month London interbank offered rate (Libor) is 1.43%.

     All of the above bonds will be paid in full at maturity.

     The bonds with stock purchase warrants were issued on December 11, 2001 by Paxnex Co., Ltd., in which the Company purchased a 67.1% interest in December 2002. The stock purchase warrants are detachable and the bonds are unsecured overseas public bonds. These bonds are redeemable for cash at the option of the bondholders for 3 years after the issuance date, at 114.79% of the principal amount. The stock purchase warrants may be exercised at any time after 3 months from the issuance date and up to 1 month before the maturity date of the bonds. As of December 31, 2002, the exercise price per common share of Paxnet Co., Ltd. is W5,000. Unless either previously redeemed or exercised, the bonds will be redeemed on December 11, 2006, with a guaranteed annual interest rate of 6M Libor+4.35%.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

9.  LONG-TERM BORROWINGS

     Long-term borrowings denominated in Korean won as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                  FINAL
                                 MATURITY
LENDER                             YEAR     ANNUAL INTEREST RATE (%)     2000       2001      2002
------                           --------   ------------------------   --------   --------   -------
Korea Development Bank.........    2002         Floating rate          W 69,309   W 31,250   W    --
Kookmin Bank...................    2002              9.90                44,537     44,537        --
Shinhan Bank...................    2002              6.54                24,600     24,600        --
                                                                       --------   --------   -------
Total..........................                                         138,446    100,387        --
Less portion due within one
  year.........................                                         (28,206)   (81,637)       --
                                                                       --------   --------   -------
Long-term portion..............                                        W110,240   W 18,750   W    --
                                                                       ========   ========   =======

     Long-term borrowings denominated in foreign currency as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

                          FINAL
                         MATURITY
LENDER                     YEAR     ANNUAL INTEREST RATE (%)      2000          2001          2002
------                   --------   ------------------------   -----------   -----------   ----------
Korea Development
  Bank.................    2001         3M Libor + 3.2         US$   1,904   US$      --   US$     --
Korea Development
  Bank.................    2001         3M Libor + 2.0               9,532            --           --
Korea Development
  Bank.................    2004        3M Libor + 3.45              31,346        22,390       13,434
Korea First Bank.......    2001         3M Libor + 0.6               1,625            --           --
Korea First Bank.......    2001         3M Libor + 2.1               1,835            --           --
Woori Bank.............    2005         Floating rate               12,267         9,541        6,815
KEB (Ireland)
  Investment...........                    6M Libor
  Limited and other....    2002           +(0.5-0.7)               148,000        32,000           --
BNP Paribas............    2002         3M Libor + 1.1                  --        40,000           --
                                                               -----------   -----------   ----------
Total in foreign
  currency.............                                        US$ 206,509   US$ 103,931   US$ 20,249
                                                               -----------   -----------   ----------
Equivalent in Korean
  won..................                                          W 260,139     W 137,823     W 24,307
Less portion due within
  one year.............                                           (179,605)     (110,971)     (14,023)
                                                               -----------   -----------   ----------
Long-term portion......                                          W  80,534     W  26,852     W 10,284
                                                               ===========   ===========   ==========

     At December 31, 2002, the 3M Libor, 6M Libor and Woori Bank's floating rate are 1.38%, 1.43% and 2.94%, respectively.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The future maturities of long-term borrowings at December 31, 2002 are as follows (in millions of Korean won):

                                                   LONG-TERM        LONG-TERM
YEAR ENDING                                      BORROWINGS IN    BORROWINGS IN
DECEMBER 31,                                      KOREAN WON     FOREIGN CURRENCY    TOTAL
------------                                     -------------   ----------------   -------
2003...........................................     W    --          W14,023        W14,023
2004...........................................          --            8,648          8,648
2005...........................................          --            1,636          1,636
                                                    -------          -------        -------
                                                    W    --          W24,307        W24,307
                                                    =======          =======        =======

10.  FACILITY DEPOSITS

     The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

     Long-term facility guarantee deposits by service type held as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won, except deposit per subscriber amounts):

                                            DEPOSIT PER
SERVICE TYPE                                SUBSCRIBER     2000      2001      2002
------------                                -----------   -------   -------   -------
Cellular..................................   W200,000     W61,075   W56,518   W46,850
Paging....................................     22,000         712        --        --
Local phone...............................    100,000           1         1        --
                                                          -------   -------   -------
Total.....................................                W61,788   W56,519   W46,850
                                                          =======   =======   =======

     The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing. As the Company transferred its paging business to Real Telecom Co., Ltd. (formerly Intec Telecom Co., Ltd.) during 2001, the Company has no deposits for paging as of December 31, 2001 and 2002. In addition, as the Company withdrew from the local phone business, the Company has no deposits for local phone as of December 31, 2002.

11.  LEASES

     The Company and its subsidiaries lease certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. The capitalized cost and accumulated depreciation related to these leased assets as of December 31, 2002 are W12,466 million and W7,512 million, respectively, and depreciation expense for the years ended December 31, 2000, 2001 and 2002 were W1,153 million, W1,314 million and W1,603 million, respectively.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Future minimum payments under capital leases as of December 31, 2002 are as follows (in millions of Korean won):

YEAR ENDING
DECEMBER 31,                                                PRINCIPAL   INTEREST   TOTAL
------------                                                ---------   --------   ------
2003......................................................   W1,922       W72      W1,994
2004......................................................      121         3         124
                                                             ------       ---      ------
Total.....................................................   W2,043       W75      W2,118
                                                             ======       ===      ======

     As of December 31, 2002, the Company and its subsidiaries leased certain machinery and equipment under operating leases. The minimum annual lease payables under operating leases are as follows (in millions of Korean won):

YEAR ENDING                                     LEASE PAYABLE    LEASE PAYABLE IN
DECEMBER 31,                                    IN KOREAN WON    FOREIGN CURRENCY     TOTAL
------------                                    -------------   -------------------   ------
2003..........................................     W  958             W1,219          W2,177
2004..........................................        123                241             364
                                                   ------             ------          ------
Total.........................................     W1,081             W1,460          W2,541
                                                   ======             ======          ======

     Lease expense for the years ended December 31, 2000, 2001 and 2002 were W6,843 million, W9,389 million and W7,649 million, respectively.

12. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan and thousands of Australian dollars):

                                        FOREIGN CURRENCIES                    KOREAN WON EQUIVALENT
                           ---------------------------------------------  ------------------------------
                               2000            2001            2002         2000       2001       2002
                           -------------   -------------   -------------  --------   --------   --------
Cash and cash
  equivalents............  US$     1,349   US$   126,487   US$    46,025  W  1,700   W167,683   W 55,247
                             Y        73     Y    53,059     Y        12         1        536         --
                                      --              --            EUR2        --         --          3
Short-term financial
  instruments............  US$    51,236   US$    31,086   US$    35,281    64,543     41,223     42,351
Accounts
  receivable -- trade....  US$     3,447   US$     3,515   US$    19,477     4,342      4,661     23,382
                             Y    22,354     Y        57     Y       240       246          1          2
Accounts
  receivable -- other....  US$     2,346   US$     2,073   US$     9,639     2,955      2,749     11,571
                             Y        44              --              --        --         --         --
Long-term loans..........  US$        69              --              --        87         --         --
Guarantee deposits.......             --   US$        35   US$       187        --         46        225
                                                                          --------   --------   --------
Total....................                                                 W 73,874   W216,899   W132,781
                                                                          ========   ========   --------

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                        FOREIGN CURRENCIES                    KOREAN WON EQUIVALENT
                           ---------------------------------------------  ------------------------------
                               2000            2001            2002         2000       2001       2002
                           -------------   -------------   -------------  --------   --------   --------
Accounts
  payable -- trade.......  US$    12,345   US$    12,179   US$    23,975    15,551     15,845     28,779
                             Y 1,171,866     Y   500,613     Y 1,198,724    12,908      5,053     12,141
                                      --              --   EUR       180        --         --        227
Short-term borrowings....  US$     4,614   US$    12,903   US$    32,928     5,812     17,111     39,526
                             Y   655,549     Y 1,485,813     Y 2,603,467     7,221     14,998     26,370
                           EUR        81   CHF       302              --        97        239         --
Accounts
  payable -- other.......  US$    51,495   US$     9,052   US$    37,228    64,868     12,004     44,689
                             Y    89,418     Y     1,858     Y   229,641       985         19      2,326
                           HK$     1,147   HK$       218   HK$       825       185         37        127
                                      --   CNY       128   CNY        61        --         21          9
                                      --   GBP        25   GBP         1        --         47          1
                                      --   SG$        55   SG$        24        --         39         17
                                      --   EUR         1   EUR         8        --          1         11
                                      --              --   AU$         1        --         --          1
Long-term
  payables -- other......  US$     1,000              --              --     1,260         --         --
Obligation under capital
  leases including
  current portion........  US$     1,148   US$       830   US$       482     1,446      1,101        578
Other long-term
  liabilities............  US$     1,066              --              --     1,343         --         --
                                                                          --------   --------   --------
Total....................                                                 W111,676   W 66,515   W154,802
                                                                          ========   ========   ========

13.  CAPITAL STOCK AND CAPITAL SURPLUS

     The Company's outstanding capital stock consists entirely of common stock with a par value of W500. The number of authorized, issued and outstanding common shares as of December 31, 2000, 2001 and 2002 are as follows:

                                                 2000           2001           2002
                                              -----------    -----------    -----------
Authorized shares.........................    220,000,000    220,000,000    220,000,000
Issued shares.............................     89,152,670     89,152,670     89,152,670
Outstanding shares, net of treasury
  stock...................................     89,079,034     82,993,404     79,842,063

     The number of authorized shares of preferred stock as of December 31, 2002 is 5,500,000 shares, none of which is outstanding as of December 31, 2002.

     Significant changes in common stock and additional paid-in capital in 2000, 2001 and 2002 are as follows (in millions of Korean won, except for share data):

                                             NUMBER OF
                                           SHARES ISSUED                    ADDITIONAL PAID-IN
                                             (NOTE 1)       COMMON STOCK         CAPITAL
                                           -------------    ------------    ------------------
At January 1, 2000.....................     83,357,750        W41,679           W2,081,807
Issuance of common stock...............      5,794,920          2,897            1,654,450
Stock issuance costs...................             --             --                   (4)
                                            ----------        -------           ----------
At December 31, 2000, 2001 and 2002....     89,152,670        W44,576           W3,736,253
                                            ==========        =======           ==========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The details of other capital surplus as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                  2000        2001         2002
                                                 -------    ---------    ---------
Consideration for stock warrants (note 1)....    W 6,241    W   6,241    W   6,241
DR premium (note 2)..........................      6,051        6,051        6,051
The excess unallocated purchase price (note
  3).........................................         --     (299,121)    (946,146)
Gain on disposal of treasury stock (note
  4).........................................         --           --       81,984
Other (note 5)...............................        170          274           (1)
                                                 -------    ---------    ---------
                                                 W12,462    W(286,555)   W(851,871)
                                                 =======    =========    =========

---------------

(note 1) Consideration for stock warrants was reclassified to other capital surplus as of the date the stock warrants were exercised.
(note 2) In 1996, the Company received a premium of W6,051 million upon issuance of depositary receipts (DRs) in exchange for 129,476 shares of common stock beneficially owned by a foreign shareholder, Tiger Management LLC.
(note 3) The excess unallocated purchase price of W299,121 million for the additional 19.2% equity interest acquired in 2001 and W647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were deducted from other capital surplus, in accordance with Korean GAAP.
(note 4) The gain on disposal of treasury stock of W81,984 million resulting from the distribution of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002 was recorded as an increase in other capital surplus.

(note 5) The Company's other capital surplus was increased or decreased to reflect the Company's share of an increase or decrease in capital surplus of affiliated companies which are accounted for by the equity method in the Company's consolidated financial statements.

14.  RETAINED EARNINGS

     The details of appropriated retained earnings as of December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                   2000         2001         2002
                                                ----------   ----------   ----------
Legal reserve.................................  W    6,500   W   11,400   W   17,200
Reserve for improvement of financial
  structure...................................      33,000       33,000       33,000
Reserve for business rationalization..........     110,493      126,493      169,493
Reserve for loss on foreign investment........      57,892       48,818       29,192
Reserve for loss on disposal of treasury
  stock.......................................          --           --      240,000
Reserve for research and manpower
  development.................................     129,300      301,300      365,300
Reserve for business expansion................   1,053,738    1,776,738    2,525,737
                                                ----------   ----------   ----------
                                                W1,390,923   W2,297,749   W3,379,922
                                                ==========   ==========   ==========

  A.  LEGAL RESERVE

     The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

  B.  RESERVE FOR IMPROVEMENT OF FINANCIAL STRUCTURE

     The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gains (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

  C.  RESERVE FOR BUSINESS RATIONALIZATION

     Through 2001, the Tax Exemption and Reduction Control Law required that the amount of tax benefit associated with certain tax exemptions and tax credits be appropriated as a reserve for business rationalization. The revised Tax Exemption and Reduction Control Law no longer requires providing the reserve for business rationalization. Thus, in 2003, the Company plans to transfer the reserve for business rationalization to a voluntary reserve that may be utilized for cash dividends.

  D. RESERVES FOR LOSS ON FOREIGN INVESTMENT, LOSS ON DISPOSAL OF TREASURY STOCK AND RESEARCH AND MANPOWER DEVELOPMENT

     Reserves for loss on foreign investment, loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

  E.   RESERVE FOR BUSINESS EXPANSION

     The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

15.  TREASURY STOCK

     Upon issuance of stock dividends and new common stock, the Company acquired fractional shares totaling 73,636 shares through 2000. In addition, the Company acquired 3,566,100 shares of treasury stock in the market for W789,667 million in 2001 in order to stabilize the market price of its stock. The acquired shares are recorded as a capital adjustment item within stockholders' equity.

     On October 26, 2001 in accordance with the approval of its board of directors, the Company established trust funds with four Korean banks with a total funding W1.3 trillion for the purpose of acquiring its shares at market prices. These funds purchased 2,674,580 shares of the Company's common stock, or approximately 3.0% of its outstanding shares, from KT Corporation for W669,982 million on November 6, 2001 and 1,367,180 shares of the Company's common stock from SK Global Co., Ltd. for W350,698 million on January 31, 2002.
     A loss on disposal of treasury stock of W155 million resulted from the disposal of 155,050 shares of treasury stock for W38,685 million in 2001 that had been acquired through the trust fund. The loss was reflected as a direct adjustment to unappropriated retained earnings.

     On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was W584,646 million. Upon the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares totaling 4,179 shares for W1,036 million. On December 30, 2002, the Company acquired 4,457,635 shares of the Company's common stock from KT Corporation for W999,509 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation (see Note 25) and retired such treasury shares on January 6, 2003.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

16.  STOCK OPTIONS

     On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,820 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercised within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options for the years ended December 31, 2000, 2001 and 2002.

     The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean financial accounting standards. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost is measured at W1,533 million for options granted in 2000, W237 million for options granted in 2001 and W3,247 million for options granted in 2002 and is recognized over the service period (three years). Such compensation cost of W383 million, W557 million and W1,492 million for the years ended December 31, 2000, 2001 and 2002, respectively, was charged to current operations and recorded as a capital adjustment.

     The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the years ended December 31, 2000, 2001, and 2002 are as follows:

                                                 2000         2001          2002
                                               --------    ----------    ----------
Pro forma net income (in millions of Korean
  won).....................................    W971,713    W1,138,432    W1,483,784
Pro forma net income per common shares.....      11,140        13,154        17,607

17.  OPERATING EXPENSES

     The details of operating expenses in 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                 2000          2001          2002
                                              ----------    ----------    ----------
Labor.....................................    W  198,893    W  270,377    W  318,346
Commissions...............................     1,889,316     1,404,091     1,964,797
Depreciation and amortization.............     1,435,454     1,690,728     1,435,041
Network interconnection...................       710,433       667,686       752,144
Leased line...............................       305,730       305,159       280,113
Advertising...............................       288,573       316,056       448,784
Cost of goods and materials sold..........       458,768       641,062       509,055
Other.....................................       640,430       752,256       818,070
                                              ----------    ----------    ----------
                                              W5,927,597    W6,047,415    W6,526,350
                                              ==========    ==========    ==========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

18.  INCOME TAXES

     The provision for income taxes for the years ended December 31, 2000, 2001 and 2002 consists of the following (in millions of Korean won):

                                                    2000        2001        2002
                                                  --------    --------    --------
Currently payable.............................    W341,587    W518,474    W616,544
Deferred......................................      25,720     331,833      81,963
                                                  --------    --------    --------
Recorded income taxes.........................    W367,307    W850,307    W698,507
                                                  ========    ========    ========

     The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the years ended December 31, 2000, 2001 and 2002 (in millions of Korean won):

                                                 2000          2001          2002
                                              ----------    ----------    ----------
Income before income taxes................    W1,287,822    W1,976,709    W2,218,768
Additions (deductions):
  Allowance for bad debts.................         1,553        47,411       (66,940)
  Loss on impairment of investment
     securities...........................      (129,781)        6,257        68,882
  Accrued interest income.................        (6,502)        2,463        (2,107)
  Foreign exchange loss...................       (18,621)       (4,497)       (8,211)
  Depreciation............................       170,163       135,972        (3,803)
  Equity in losses (earnings) of
     affiliates...........................        11,634        (4,294)         (813)
  Amortization of goodwill................        96,496       128,662       128,662
  Loss on impairment of tangible assets
     and intangible assets................       (21,980)           --         8,212
  Tax-free reserves.......................      (169,054)     (291,869)     (175,096)
  Net operating loss carryforwards........       (63,350)     (306,366)       (7,060)
  Other...................................         9,942       138,791       101,950
                                              ----------    ----------    ----------
Net taxable income........................    W1,168,322    W1,829,239    W2,262,444
                                              ==========    ==========    ==========
Corporate income taxes at statutory Korean
  corporate income tax rates of 27% or
  28%.....................................       327,081       512,129       612,890
Tax credit for investments, technology and
  human resource development and others...       (20,184)      (49,959)      (62,974)
                                              ----------    ----------    ----------
Corporate income taxes payable............       306,897       462,170       549,916
Resident surtax payable...................        30,690        46,217        54,992
Special surtax for agriculture and fishery
  industries and other....................         4,000        10,087        11,636
                                              ----------    ----------    ----------
Total income taxes payable................    W  341,587    W  518,474    W  616,544
                                              ==========    ==========    ==========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the years ended December 31, 2000, 2001 and 2002 is attributable to the following (in millions of Korean won):

                                                    2000        2001        2002
                                                  --------    --------    --------
Income taxes at statutory income tax rate of
  27% or 28%..................................    W360,590    W553,478    W599,067
Resident surtax payable.......................      36,059      55,348      59,907
Tax credit for investments, technology and
  human resource development and others.......     (22,202)    (86,917)    (37,309)
Special surtax for agriculture and fishery
  industries and other........................       4,000      10,087      11,636
Goodwill amortization not deductible for tax
  purpose.....................................      29,721      39,628      38,213
Undistributed earnings (unrecognized deficit)
  of subsidiaries.............................     (46,117)    (54,461)     12,295
Effect of the change in income tax rate.......          --      11,041          --
Other permanent differences...................       3,612      10,468       1,519
Increase in valuation allowance...............       1,644     311,635      13,179
                                                  --------    --------    --------
Recorded income taxes.........................    W367,307    W850,307    W698,507
                                                  ========    ========    ========
Effective tax rate............................       28.52%      43.02%      31.48%
                                                  ========    ========    ========

     The change in valuation allowance for 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                    2000       2001        2002
                                                   ------    --------    ---------
Beginning balance..............................    W   --    W  1,644    W 313,279
  Decrease in deferred tax assets due to
     Shinsegi merger...........................        --          --     (301,738)
  Increase in valuation allowance..............     1,644     311,635       13,179
                                                   ------    --------    ---------
  Ending balance...............................    W1,644    W313,279    W  24,720
                                                   ======    ========    =========

     In the year ended December 31, 2001, the valuation allowance for deferred tax assets increased by W311,635 million. The increase was primarily due to the need for a valuation allowance related to the Company's investment in Shinsegi Telecomm, Inc., a subsidiary of the Company. On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger. Pursuant to the provisions of the current Korean Corporate Income Tax Law, the merged company cannot transfer to the merging company certain temporary differences, such as depreciation, and net operating loss carryforwards. Further to the provisions of the current Korean Corporate Income Tax Law, the merging company cannot utilize the unrecognized deficit of a merged former subsidiary when the merging company retires all shares of such subsidiary owned by the merging company. Therefore, the Company has provided a valuation allowance of W303,828 million during the year ended December 31, 2001.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                     2000       2001       2002
                                                   --------   --------   ---------
Allowance for doubtful accounts..................  W 39,088   W 50,336   W  23,251
Write-off of doubtful accounts...................    11,918      5,878       9,715
Marketable securities............................        --       (635)         --
Accrued interest income..........................    (3,134)    (2,292)     (2,902)
Depreciation.....................................    87,139    122,952      12,609
Loss on impairment of investment securities......    25,592     26,035      48,588
Foreign currency translation loss................     6,290      4,701       3,345
Equity in losses of affiliates...................     2,952        950      (5,090)
Unrecognized deficit (undistributed earnings) of
  subsidiaries...................................    40,522     92,179      (9,012)
Tax free reserve for loss on foreign
  investments....................................    (1,548)        --          --
Tax free reserve for research and manpower
  development....................................   (78,380)   (75,685)   (133,920)
Tax free reserve for loss on disposal of treasury
  stock..........................................        --    (70,359)    (64,775)
Tax credit carryforwards.........................       650     31,963          --
Net operating loss carryforwards.................   183,208     95,597      17,290
Other............................................   (12,080)    16,490      20,851
                                                   --------   --------   ---------
Total deferred tax assets (liabilities)..........   302,217    298,110     (80,050)
Valuation allowance for:
  Depreciation...................................        --   (110,240)     (1,081)
  Unrecognized deficit of subsidiaries...........        --   (109,504)         --
  Net operating loss carryforwards...............    (1,640)   (92,519)    (17,290)
  Other..........................................        (4)    (1,016)     (6,349)
                                                   --------   --------   ---------
Net deferred tax assets (liabilities)............  W300,573   (W15,169)  (W104,770)
                                                   ========   ========   =========

     The net operating loss carryforwards will expire as follows (in millions of Korean won):

                                                              NET OPERATING LOSS
YEAR ENDED DECEMBER 31,                                         CARRYFORWARDS
-----------------------                                       ------------------
2003........................................................       W   269
2004........................................................         4,965
2005........................................................         5,640
2006........................................................         6,416
                                                                   -------
Total.......................................................       W17,290
                                                                   =======

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

19.  NET INCOME PER SHARE

     Net income per share for the years ended December 31, 2000, 2001 and 2002 is computed as follows:

                                                2000          2001          2002
                                             -----------   -----------   -----------
Net income (in millions of Korean won).....  W   972,264   W 1,146,049   W 1,487,151
Weighted average number of common shares
  outstanding..............................   87,226,559    86,545,041    84,270,450
                                             -----------   -----------   -----------
Net income per share.......................  W    11,146   W    13,242   W    17,647
                                             ===========   ===========   ===========

     The weighted average number of common shares outstanding for 2000, 2001 and 2002 is calculated as follows:

                                                                  WEIGHTED
                                                                   NUMBER     WEIGHTED
                                            ISSUE    NUMBER OF       OF        NUMBER
                                            DATE       SHARES       DAYS     OF SHARES
                                           -------   ----------   --------   ----------
For 2000:
  At January 1, 2000.....................       --   83,357,750   366/366    83,357,750
  Treasury stock, at the beginning.......       --      (73,640)  366/366       (73,640)
  Treasury stock.........................  Apr. 27            4   249/366             3
  Issuance of common stock...............  Apr. 27    5,794,920   249/366     3,942,446
                                                     ----------              ----------
  Total..................................            89,079,034              87,226,559
                                                     ==========              ==========
For 2001
  At January 1, 2001.....................       --   89,152,670   365/365    89,152,670
  Treasury stock, at the beginning.......       --      (73,636)  365/365       (73,636)
  Treasury stock.........................  (note 1)  (6,240,680)       --    (2,535,267)
  Disposal of treasury stock.............  Dec. 28      155,050     3/365         1,274
                                                     ----------              ----------
  Total..................................            82,993,404              86,545,041
                                                     ==========              ==========
For 2002
  At January 1, 2002.....................       --   89,152,670   365/365    89,152,670
  Treasury stock, at the beginning.......       --   (6,159,266)  365/365    (6,159,266)
  Distribution of treasury stock for
     merger with Shinsegi................  Jan. 13    2,673,474   349/365     2,556,280
  Treasury stock.........................  (note 1)  (5,824,815)       --    (1,279,234)
                                                     ----------              ----------
  Total..................................            79,842,063              84,270,450
                                                     ==========              ==========

---------------

(note 1) The treasury stock was acquired or disposed of on several different dates in 2001 and 2002 and the weighted number of shares was calculated according to each acquisition date.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Diluted income per share for the years ended December 31, 2000, 2001 and 2002 is computed as follows:

                                                2000          2001          2002
                                             -----------   -----------   -----------
Net income (in millions of Korean won).....  W   972,264   W 1,146,049   W 1,487,230
Adjusted weighted average number of common
  shares outstanding (note 2)..............   87,226,559    86,545,041    84,277,598
                                             -----------   -----------   -----------
Net income per share.......................  W    11,146   W    13,242   W    17,646
                                             ===========   ===========   ===========

---------------

(note 2) In the years ended December 31, 2000 and 2001, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise of stock options would not dilute the earnings per share. In 2002, for the calculation of diluted income per share, the weighted average number of common shares outstanding is adjusted assuming the exercise of stock options on January 1, 2002.

     The numerator and denominator of basic and diluted income per share for the year ended December 31, 2002 is as follows:

                                                            AVERAGE WEIGHTED
                                            NET INCOME      NUMBER OF SHARES   PER-SHARE AMOUNT
                                          ---------------   ----------------   ----------------
                                          (IN MILLIONS OF                      (IN KOREAN WON)
                                            KOREAN WON)
Basic income per share..................    W1,487,151         84,270,450          W17,647
                                                                                   =======
Effect of stock options.................            79              7,148
                                            ----------         ----------
Diluted income per share................    W1,487,230         84,277,598          W17,646
                                            ==========         ==========          =======

20. DIVIDEND DISCLOSURE

     Details of dividends which were approved by shareholders in 2000, 2001 and 2002 are as follows (in millions of Korean won except for share data):

FISCAL                                  NUMBER OF SHARES
YEAR                   DIVIDEND TYPE      OUTSTANDING      FACE VALUE   DIVIDEND RATIO   DIVIDENDS
------                 --------------   ----------------   ----------   --------------   ---------
2000.................  Cash dividends      83,284,110         W500           37.0%        W15,408
                                                                                          =======
2001.................  Cash dividends      89,079,034         W500          108.0%        W48,103
                                                                                          =======
2002.................  Cash dividends      82,993,404         W500          138.0%        W57,265
                                                                                          =======

21.  COMMITMENTS AND CONTINGENCIES

     a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to W1,311,455 million. At December 31, 2002, the borrowings under these credit lines were W164,096 million at an average interest rate of approximately 3.95%; The net availability under these credit lines was W1,147,359 million.

     b. At December 31, 2002, the Company's property and equipment (land, buildings and machinery), amounting to W64,730 million in carrying value and its subsidiaries' short-term financial instruments of W1,621 million are pledged as collateral for bank borrowings. In addition, the Company and its subsidiaries have provided one blank check and one blank note to Shinhan Capital Co., Ltd. and 1st Hanareum Securitization Specialty, LLC, respectively, as collateral for guarantees of the Company's obligations under lease agreements.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     c. At December 31, 2002, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling W63 million.
     d. On June 20, 2002 and December 3, 2002, the Company sold W631,447 million and W650,641 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of W10,941 million and W12,880 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 11.50% and 12.65% for Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. At December 31, 2002, the uncollected balances of accounts receivable sold to Nate First Special Purpose Company and Nate Second Special Purpose Company were W94,860 million and W497,883 million, respectively.

     e. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Corp., a subsidiary of the Company. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the expired contract for usage of the Lycos brand between GNI Enterprise Inc. and the Company was still effective. In addition, in the lawsuit filed on November 15, 2002, GNI Enterprise Inc. asserted that the merger of SK Communications Corp. with Netsgo Co., Ltd. was not legitimate. The ultimate outcome of these lawsuits cannot presently be determined. SK Communications Corp. believes that any liability it may be subject to thereunder will not be material.

     f. Paxnet Inc., a subsidiary of the Company, received guarantees for the repayment of its short-term borrowings from Korea Technology Credit Guarantee Fund. The outstanding balance of such guarantees as of December 31, 2002 approximated W1,190 million.

     g. Paxnet Inc., a subsidiary of the Company, has entered into a bank overdraft agreement for borrowings up to W1,000 million with Korea Exchange Bank as of December 31, 2002. Short-term financial instruments of W510 million are pledged as collateral in connection with the bank overdraft agreement. The ex-representative director has also provided guarantees in connection with the bank overdraft agreement.

     h. Paxnet Inc., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is an affiliated company. The outstanding balance of such guarantees as of December 31, 2002 approximated W332 million.

     i. On July 8, 2002, KT Freetel Corporation filed a lawsuit against the Company. In the lawsuit, KT Freetel Corporation claims remuneration for its loss of W50,000 million resulting from the Company's alleged false advertising against KT Freetel Corporation. On September 6, 2002, the Company brought a counterclaim against KT Freetel Corporation, claiming remuneration for the Company's loss of W1,000 million. The ultimate outcome of these lawsuits cannot presently be determined. The Company believes that any liability the Company may be subject to thereunder will not be material. The Company has not set aside any reserve or made any other provision in respect of KT Freetel Corporation's claims.

     j. SK Communications Corp., which is the Company's subsidiary, has entered into a license agreement with Lycos Inc. to pay royalties totaling US$ 9,253,390 for two years from August 14, 2002. In accordance with this agreement, the Company paid US$ 4,626,195 in royalty fees for the five months ended December 31, 2002.

     k. On June 9, 2000, the Chase Manhattan Bank ("Chase") filed a lawsuit against the Company and certain other defendants in the U.S. District Court in Delaware. In the lawsuit, Chase alleged that the Company and other members of Iridium LLC were severally obligated to pay Chase certain amounts allegedly due under the Iridium operating agreement as a reserve capital call. The claim arose out of a US$800 million syndicated loan to a subsidiary of Iridium by Chase and other banks and financial institutions. The Company's

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
obligation under the reserve capital call was alleged to be approximately US$10 million. In 2002, the Company paid US$ 8.15 million to Chase and settled the case.

22.  INSURANCE

     At December 31, 2002, certain of the Company and its subsidiaries' assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):

ASSET                                       RISK                 BOOK VALUE    COVERAGE
-----                                       ----                 ----------    --------
Inventories and                                                                    $3,000
  property and equipment....  Fire and comprehensive liability   W5,851,619   W10,163,853
                                                                 ==========   ===========

23.  TRANSACTIONS WITH AFFILIATED COMPANIES

     In the normal course of business, the Company and its subsidiaries use certain telecommunication facilities owned by KT Corporation (a shareholder) and engage in other transactions with affiliates. Total expenses charged by KT Corporation related to use of certain telecommunication facilities owned by KT Corporation amounted to W172.9 billion, W83.5 billion and W150.0 billion for the years ended December 31, 2000, 2001 and 2002, respectively.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Significant related party transactions and balances with affiliated companies as of and for the years ended December 31, 2000, 2001 and 2002 were as follows (in millions of Korean won):

DESCRIPTION                                                2000      2001      2002
--------------------------------------------------------  -------   -------   -------
TRANSACTIONS
SK Engineering & Construction Co.,Ltd.:
  Construction (note 1).................................   97,627   117,399   289,311
  Commissions paid......................................    2,502     2,827    23,981
  Commission income and other income....................      652       474       678
SK Global:
  Purchases of property and equipment...................  193,827    99,715    11,055
  Leased line expenses..................................       --        --     8,796
  Commissions paid and other expenses...................   71,172    35,651    74,438
  Sales of handsets and other income....................  252,635   275,690   383,138
SK Corporation:
  Disposal of land and building (note 2)................  164,600        --        --
  Purchases of property and equipment...................    9,863        --        52
  Purchases of investment securities....................   69,927        --        --
  Commissions paid and other expenses...................   35,431    20,643    37,249
  Commission income and other income....................    1,930     1,900     3,201
Kyocera Corp.:
  Purchases of property and equipment...................       63        --        --
  Commissions paid and other expenses...................    1,298     4,838        --
  Commission income and other income....................       --       305    66,088
SK Group Japan:
  Purchases of property and equipment...................      587        64        --
  Purchase of raw materials for handsets................   66,692    55,099     9,784
  and other expenses
SK Telesys:
  Purchases of property and equipment...................   40,771    69,179   187,205
  Commissions paid and other expenses...................    1,103     1,269     1,519
  Commission income and other income....................       87       202       290
SKC:
  Purchases of inventories..............................       --     3,443    17,260
  Sales of inventories..................................       --        --    50,341
Innoace:
  Purchases of property and equipment...................       --     8,353    40,884
  Commissions paid and other expenses...................       --     1,062     9,454
  Commission income and other income....................       --       111       217
SK C&C Co., Ltd.:
  Purchases of property and equipment...................   97,403   108,441   197,250
  Commissions paid and other expenses (note 3)..........  197,954   221,108   231,472
  Commission income and other income....................    5,115     7,198     6,691

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

DESCRIPTION                                                2000      2001      2002
--------------------------------------------------------  -------   -------   -------
BALANCES
SK Engineering & Construction Co.,Ltd.:
  Accounts receivable...................................       65        57       241
  Accounts payable......................................   32,651    17,016    65,773
  Guarantee deposits received...........................       50        90       130
SK Global:
  Accounts receivable...................................   54,423    63,810    84,970
  Guarantee deposits....................................      140       113       113
  Accounts payable......................................   18,332    16,194    14,792
  Guarantee deposits received...........................      453       513       255
SK Corporation:
  Accounts receivable...................................       99        72       985
  Guarantee deposits (note 2)...........................    1,000    80,113    79,611
  Accounts payable......................................   25,437     6,508    11,654
  Guarantee deposits received...........................    6,290     9,885     9,885
Kyocera Corp.:
  Accounts receivable...................................      180        --    12,094
  Accounts payable......................................    2,705     1,757        63
SK Group Japan:
  Accounts payable......................................   10,851     1,477     1,557
SK Telesys:
  Accounts receivable...................................       --         3         5
  Accounts payable......................................   11,893    18,180    60,834
SKC:
  Accounts receivable...................................       --    10,276    70,464
  Accounts payable......................................       --     1,753     2,928
Innoace:
  Accounts payable......................................       --     4,524    26,806
  Guarantee deposits received...........................       --        --     2,138
SK Life Insurance Co., Ltd.:
  Deposits for severance indemnities....................   29,135    36,892    58,057
  Accounts receivable...................................       38        44       117
  Guarantee deposits....................................       33        60        60
  Accounts payable......................................      127        54        --
  Guarantee deposits received...........................      786       786       767
SK C&C Co., Ltd.:
  Accounts receivable...................................      192    34,358     1,361
  Accounts payable......................................   80,879    59,065   117,202
  Guarantee deposits received...........................       --       495       284

---------------

(note 1) The Company is a party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. The Company expects that construction of its new headquarters

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
         will be completed by the end of 2003. The total contract price for the demolition of existing buildings on the site and construction of the new building is W154 billion.

(note 2) On December 19, 2000, the Company entered into an agreement with SK
         Corporation for the sale and leaseback of the Company's head office with the lease period from December 19, 2000 to March 31, 2004. Rent expense for the period from December 19, 2000 to December 31, 2000 under the lease agreement approximated W417 million. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of W80,113 million and, as a result there will be no rent payment for the remaining lease period. The net book value of the land and building totaling W170,482 million has been removed from the accounts and a loss on the disposal approximating W5,882 million was recognized during the year ended December 31, 2000.

(note 3) The Company and certain subsidiaries are party to an agreement with SK
         C&C, pursuant to which SK C&C provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C from time to time for specific information technology-related projects.

24.  LOSS ON IMPAIRMENT OF IDLE NETWORK EQUIPMENT OF SHINSEGI TELECOMM, INC.

     In 2002, the Company integrated Shinsegi Telecomm, Inc.'s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.'s former network equipment was re-deployed in the Company's network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company's network, and an impairment loss of W185,847 million was recorded in the year ended December 31, 2002.

25.  STOCK EXCHANGE BETWEEN THE COMPANY AND KT CORPORTION

     The Company exchanged 29,808,333 shares of KT Corporation's common stock for 8,266,923 shares of the Company's common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between the Company and KT Corporation. The exchange had been made at W50,900 per share of KT Corporation's common stock and W224,000 per share of the Company's common stock. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of the Company's common stock on December 31, 2002, amounting to W47,909 million, was recorded as a loss on disposal of investments during the year ended December 31, 2002, and an impairment loss amounting to W44,496 million, which was related to the investments in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, was recorded during the year ended December 31, 2002.

26.  MERGER WITH SK IMT CO., LTD.

     On May 1, 2003, the Company plans to merge with SK IMT Co., Ltd., a subsidiary of the Company, in accordance with a resolution of the Company's board of directors on December 20, 2002. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was announced by the Company to be
0.11276 share of the Company's common stock with a par value of W500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W5,000. Using such exchange ratio, the Company will distribute 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company will retire all shares of SK IMT owned by the Company upon the merger.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The condensed balance sheet of SK IMT as of December 31, 2002 and the condensed statement of operations for the year then ended are as follows (in millions of Korean won):

CONDENSED BALANCE SHEET
-----------------------
Current assets..............................................    W  963,896
Fixed asset.................................................     1,274,630
                                                                ----------
Total Assets................................................    W2,238,526
                                                                ==========
Current liabilities.........................................    W   26,164
Long-term liabilities.......................................       558,107
                                                                ----------
Total Liabilities...........................................       584,271
                                                                ----------
Capital stock...............................................       300,000
Capital surplus.............................................     1,300,020
Retained earnings...........................................        54,235
                                                                ----------
Total Stockholders' Equity..................................     1,654,255
                                                                ----------
Total Liabilities and Stockholders' Equity..................    W2,238,526
                                                                ==========

CONDENSED STATEMENT OF OPERATIONS
---------------------------------
Operating revenue...........................................    W       --
Operating expenses..........................................        (7,737)
                                                                ----------
Operating income (loss).....................................        (7,737)
Non-operating income........................................        47,794
Non-operating expenses......................................        (1,265)
                                                                ----------
Income before income taxes..................................        38,792
Provision for income taxes..................................       (11,554)
                                                                ----------
Net income..................................................    W   27,238
                                                                ==========

27.  ECONOMIC UNCERTAINTIES

     In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company and its subsidiaries may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company and its subsidiaries. Actual results may differ materially from management's current assessment.

28.  NETWORK INTERCONNECTION CHARGES

     The Company's networks interconnect with the public switched telephone networks operated by KT Corporation and Hanaro and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company's subscribers to make and receive calls from telephones outside the Company's networks. Under Korean law, service providers are required to permit other service

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korean Communications Commission, a government agency under the MIC.

     For the years ended December 31, 2000, 2001 and 2002, such interconnection revenues amounted to W1,312.4 billion, W1,339.9 billion and W1,043.2 billion, respectively, while aggregate interconnection expenses amounted to W710.4 billion, W667.7 billion and W752.1 billion, respectively.

29.  SUBSEQUENT EVENT -- SIGNIFICANT CONTINGENCY

     As described in Note 1, the Company is one of the SK Group affiliated companies. In February 2003, the Korean government began an investigation of various past transactions entered into by certain SK Group affiliated companies. On March 11, 2003, the Prosecutors' office in the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Global Co., Ltd. ("SK Global"), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there are several legal actions against certain SK Group affiliated companies. Because of these legal matters, the creditors of SK Global called for an independent due-diligence review of the assets and liabilities of SK Global. The final results of the due-diligence review are expected in mid-June 2003. After conducting a comprehensive review of the due-diligence results and SK Global's self-rescue plan, the creditors will formulate a plan regarding the future viability of SK Global. As of and for the years ended December 31, 2000, 2001 and 2002, the Company and its subsidiaries had related party transactions and account balances, as described in Note 23.

     The ultimate outcome of these legal matters relating to the SK Group affiliated companies, and the impact in the Company's future operations and continued access to capital and financial markets are not presently known. Although there can be no definitive assurance, management of the Company believes that these legal matters will not have a material adverse effect on the Company's financial position, operating results, or liquidity.

30.  RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea ("Korean GAAP"), which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders' equity.

  A.  DEFERRED INCOME TAXES (SEE NOTE 2)

     Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

     In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling W51,427 million, W11,207 million and W19,688 million as of December 31, 2000, 2001 and 2002, respectively, have been recognized for Korean GAAP purposes.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

  B.  DEFERRED CHARGES (SEE NOTE 2)

     Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds, pre-operating costs be charged to expenses as incurred and organization costs and certain development costs be reclassified as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized and amortized over the redemption period of the related obligation whereas other deferred charges such as pre-operating costs, organization costs and research and development costs are charged to expense as incurred.

  C.  LEASES

     Through 1998, leases whose present value of minimum lease payments exceed 90% of the fair value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required.

  D.  MARKETABLE SECURITIES AND INVESTMENT SECURITIES (SEE NOTE 2)

     Under Korean GAAP, marketable securities and investment equity securities in listed companies are stated at market value; and investment equity securities in non-listed companies are stated at cost.

     Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost with cost determined using the weighted average method.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income.

     Under U.S. GAAP, marketable securities are classified as trading securities. Investment securities are classified as either available-for-sale or held-to-maturity securities. Gross proceeds from the sale of such securities were W102,395 million, W212,250 million and W775,961 million for the years ended December 31, 2000, 2001 and 2002, respectively. Gross realized gains for the years ended December 31, 2000, 2001 and 2002 were W1,566 million, W14 million and W13,540 million, respectively. Gross realized losses for the years ended December 31, 2000, 2001 and 2002 were W807 million, W7,371 million and W50,958 million, respectively.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Information with respect to marketable securities affected by SFAS No. 115 at December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                          GROSS        GROSS
                                           COST         UNREALIZED   UNREALIZED
                                     (AMORTIZED COST)     GAINS        LOSSES     FAIR VALUE
                                     ----------------   ----------   ----------   ----------
At December 31, 2000:
  Debt securities..................      W638,082        W     --     W     --     W638,082
                                         ========        ========     ========     ========
At December 31, 2001:
  Debt securities..................      W637,530        W     --     W     --     W637,530
                                         ========        ========     ========     ========
At December 31, 2002:
  Debt securities..................      W754,219        W     --     W     --     W754,219
                                         ========        ========     ========     ========

     Information with respect to investment securities affected by SFAS No. 115 at December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                          GROSS        GROSS
                                           COST         UNREALIZED   UNREALIZED
                                     (AMORTIZED COST)     GAINS        LOSSES     FAIR VALUE
                                     ----------------   ----------   ----------   ----------
At December 31, 2000:
  Equity securities................      W167,669        W     --     W127,147     W 40,522
  Debt securities..................        52,871              --           --       52,871
                                         --------        --------     --------     --------
                                         W220,540        W     --     W127,147     W 93,393
                                         ========        ========     ========     ========
At December 31, 2001:
  Equity securities................      W157,155        W     --     W 75,792     W 81,363
  Debt securities..................        61,898              --           --       61,898
                                         --------        --------     --------     --------
                                         W219,053        W     --     W 75,792     W143,261
                                         ========        ========     ========     ========
At December 31, 2002:
  Equity securities................      W792,691        W  1,522     W  3,852     W790,361
  Debt securities..................        62,500              --           --       62,500
                                         --------        --------     --------     --------
                                         W855,191        W  1,522     W  3,852     W852,861
                                         ========        ========     ========     ========

     In 2002, the Company recorded losses on impairment of investments in equity securities of KT Corporation and Hanaro Telecom Inc. totaling W146,284 million.

     Investment equity securities are carried at fair value for Korean GAAP purposes as all such investments are in listed companies. All investment debt securities are classified as held to maturity.

     Under Korean GAAP, the subsequent recovery of impaired investment securities results in an increase of their carrying amount up to the original acquisition cost. Under U.S. GAAP, the subsequent increase of carrying amount of the impaired and written down held-to-maturity investment securities is not allowed.

  E.  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     U.S. GAAP (SFAS No. 144) requires entities to perform separate calculations for long-lived assets to be held and used in order to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. For assets held for use, if the sum of expected future cash flows (undiscounted and

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
without interest charges) is less than the asset's carrying value, an impairment loss is recognized, but if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss is not recognized. Measurement of an impairment loss is based on the fair value of the asset. An impairment loss creates a new book basis and subsequent recoveries of the fair value are not recognized. U.S. GAAP also requires long-lived assets to be disposed of by sale be reported at the lower of the carrying value or fair value less selling expense.

     Through 1998, Korean GAAP had no specific provisions for accounting for impairment of long-lived assets and long-lived assets to be disposed of. Effective January 1, 1999, Korean GAAP was revised to require that impairment loss should be recorded in a manner similar to U.S. GAAP.

     At December 31, 2000 and 2001, the Company determined that there have been no significant events or changes in circumstances indicating that the carrying amount of long-lived assets might not be recoverable. In 2002, the Company integrated Shinsegi Telecomm, Inc.'s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.'s former network equipment was re-deployed in the Company's network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company's network, and an impairment loss of W185,847 million was recorded for the year ended December 31, 2002. (see
Note 24).

  F.  COMPREHENSIVE INCOME

     Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

  G.  BUSINESS COMBINATIONS AND INTANGIBLE ASSETS

     Since regulatory approval of the Shinsegi acquisition was not received until April 26, 2000 and the transaction was closed on April 27, 2000, the effective date of the transaction was April 27, 2000 for US GAAP purpose. However, the results of Shinsegi's operations from April 1, 2000 to April 27, 2000 were not significant. During the period from April 1, 2000 to April 27, 2000, Shinsegi recorded operating revenue of approximately W220,000 million.

     Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. Starting from 2002, resulting goodwill and intangible assets with indefinite lives are no longer amortized; however, they will be subject to annual impairment tests as prescribed by the Statement. The Company believes there is no impairment of such assets at December 31, 2002. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

     Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over their estimated economic lives, not to exceed 20 years.

  H.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES

     Under Korean GAAP, the cumulative effect of accounting changes was charged or credited to beginning retained earnings and certain pro forma financial information was required to be disclosed. If information was not available to determine the impact on beginning retained earnings, the change could have been accounted for prospectively. For fiscal years beginning after March 31, 2001, prior year financial statements are restated and the cumulative effect from retroactive application is adjusted through the opening balance of retained

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
earnings in the earliest year presented. Under U.S. GAAP, such change is reflected in net income (after extraordinary items and before net income).

     As discussed in Note 2(u) to the consolidated financial statements, effective January 1, 2000, SK C&C CO., Ltd., which is 30% owned by the Company and accounted for using the equity method, changed its depreciation method from the declining balance method to the straight-line method in order to properly allocate period expense. The change had the effect of increasing beginning retained earnings of the Company and its subsidiaries as of January 1, 2000 by W3,399 million, which is reflected in net income based on U.S. GAAP.

  I.  DETERMINATION OF ACQUISITION COST OF EQUITY INTEREST IN SUBSIDIARY

     Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company's common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company's common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired.

     Due to such GAAP differences, for U.S. GAAP purposes, intangibles resulting from the acquisition of Shinsegi Telecomm, Inc. increased by W241,069 million, which resulted in an increase in amortization of intangibles by W9,040 million and W25,457 million for the years ended December 31, 2000 and 2001, respectively.

  J.  ADDITIONAL EQUITY INVESTMENT IN SUBSIDIARIES

     Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company's acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill.

  K.  CAPITALIZATION OF FOREIGN EXCHANGE LOSSES (OR GAINS) AND INTEREST EXPENSE

     Under Korean GAAP, foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment are capitalized (or offset against property additions). Under U.S. GAAP, such foreign exchange losses (or gains) are charged to current operations as incurred.

     Under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets is capitalized until the asset is put in use. Under U.S. GAAP, such interest expense is charged to current operations as incurred.

  L.  NONREFUNDABLE ACTIVATION FEES

       For U.S. GAAP purposes, effective January 1, 2000, the Company and its subsidiaries adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". As a result of the adoption of SAB No. 101, the Company and its subsidiaries now defer nonrefundable activation revenues and costs and amortize them over the expected term of the customer relationship, which ranges from 41 months to 89 months. Previously, these revenues and costs were recognized when the activation service was performed.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company and its subsidiaries recognize these revenues and costs when the activation service is performed.

  M.  GAIN OR LOSS ON DISPOSAL OF SUBSIDIARY'S STOCK

       Under Korean GAAP, gains or losses on disposal of investments in common stock of subsidiaries are not recognized in the consolidated income statement but included in capital surplus, until such subsidiary has been excluded as a majority-owned subsidiary. Under U.S. GAAP, such gains or losses on disposal of the investments in common stock of subsidiary are recognized in the income statement at the time of disposal of such investments.

  N.  EMPLOYEE STOCK OPTION COMPENSATION PLAN

       For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

     The weighted average fair value of options granted for the years ended December 31, 2000, 2001 and 2002 was W210,000 per share, W120,070 per share and W48,724 per share, respectively.

  O.  LOANS RECEIVABLE FOR STOCK ISSUED TO EMPLOYEE'S INVESTOR ASSOCIATION

       U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholder's equity, while Korean GAAP allows for recording such receivables as an asset.

  P.  DISCOUNT ON LEASEHOLD DEPOSITS

       Under U.S. GAAP, when cash and other rights are exchanged for notes, notes (receivables or payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is a stated provision for interest) should be stated at their present value and the difference between the face amount and the present value should be deducted from or added to the face amount of the note as a discount or premium and amortized over the term by using effective interest method. Thus, leasehold key money deposits are stated at their present value. Under Korean GAAP, the leasehold key money deposits are stated at their face amounts.

  Q.  ASSET SECURITIZATION TRANSACTIONS

       Under U.S. GAAP, a transfer of financial assets in an asset securitization is accounted for as a sale only if all three of the following conditions are met;

     - The transferred asset has been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliated of the transferor, and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.

     - The transferee is a qualifying special-purpose entity ("QSPE") and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is not a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.

     - The transferor does not effectively maintain control over the transferred assets either through;

      (a) an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third-party investors) before their maturity or

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

      (b) the ability to unilaterally cause the SPE or QSPE to return specific assets; other than through a cleanup call.

     In addition, under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment and with credit enhancements provided by a transferor is generally consolidated into the transferor.

     However, under Korean GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act, such transfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

  R.  IMPAIRMENT OF INVESTMENT SECURITIES

       Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the decline in fair value is anticipated to be permanent, the decline is recorded as impairment losses in current operations. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the year ended December 31, 2002 increased by W252,031 million.

  S.  PRESENTATION OF MINORITY INTEREST AS A COMPONENT OF SHAREHOLDERS' EQUITY

       The revised Korean GAAP, effective January 1, 2000, requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders' equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders' equity.

     The following reconciles net income for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2000, 2001 and 2002 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders' equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                                     YEAR ENDED DECEMBER 31,
                                             ---------------------------------------
                                                2000          2001          2002
                                             -----------   -----------   -----------
Net income based on Korean GAAP............  W   972,264   W 1,146,049   W 1,487,151
Adjustments:
  Deferred income taxes....................      (40,070)       59,323       113,495
  Deferred charges.........................        1,749        (2,002)        1,318
  Capital leases...........................          257           433           454
  Cumulative effect of accounting change...        3,399            --            --
  Intangible assets........................       (9,040)      (26,435)      (23,507)
  Cancellation of amortization of
     goodwill..............................           --            --       138,041
  Capitalization of foreign exchange
     losses................................       (9,177)        1,190         6,213
  Capitalization of interest expense
     related to purchase of intangible
     assets................................           --            --       (69,372)
  Nonrefundable activation fees............      (23,176)      (64,773)     (104,263)
  Loss (gain) on disposal of subsidiary
     shares................................         (235)          103            --
  Stock option compensation plan...........         (551)       (1,889)       (3,367)
  Asset securitization transactions........           --            --         7,039
  Loss on impairment of investment
     securities............................           --            --      (252,031)
  Discount on leasehold deposits...........           --          (322)          (45)
  Recovery of impaired investment
     securities............................           --           (81)           --
                                             -----------   -----------   -----------
Net income based on U.S. GAAP..............  W   895,420   W 1,111,596   W 1,301,126
                                             ===========   ===========   ===========
Weighted average number of common shares
  outstanding..............................   87,226,559    86,545,041    84,270,450
                                             ===========   ===========   ===========
Earnings per share based on U.S. GAAP (in
  Korean won):
  Basic earnings per share.................  W    10,265   W    12,844   W    15,440
                                             ===========   ===========   ===========
  Diluted earnings per share...............  W    10,265   W    12,844   W    15,439
                                             ===========   ===========   ===========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                                            DECEMBER 31,
                                                ------------------------------------
                                                   2000         2001         2002
                                                ----------   ----------   ----------
Shareholders' equity based on Korean GAAP.....  W6,142,651   W6,149,304   W6,231,900
Adjustments:
  Deferred income taxes.......................      (1,790)      40,881      132,557
  Intangible assets...........................     232,029      504,714    1,033,558
  Capitalization of foreign exchange losses...      (9,177)      (7,987)      (1,775)
  Capitalization of interest expense related
     to purchase of intangible assets.........          --           --      (69,372)
  Nonrefundable activation fees...............     (23,176)     (87,949)    (192,212)
  Deferred charges............................      (1,916)      (3,917)      (2,600)
  Capital leases..............................         257          691        1,144
  Loans receivable for stock issued to
     employees' investor association..........     (89,105)     (70,938)     (45,906)
  Minority interest in equity of consolidated
     affiliates...............................    (131,866)    (704,345)    (725,507)
  Recovery of impaired investment
     securities...............................          --          (81)         (81)
  Cancellation of amortization of goodwill....          --           --      138,041
  Asset securitization transactions...........          --           --        7,039
  Loss on impairment of investment
     securities...............................          --           --     (150,243)
  Discount on leasehold deposits..............          --         (322)        (367)
                                                ----------   ----------   ----------
Shareholders' equity based on U.S. GAAP.......  W6,117,907   W5,820,051   W6,356,176
                                                ==========   ==========   ==========

     Changes in shareholders' equity based on U.S. GAAP for 2000, 2001 and 2002 are as follows (in millions of Korean won):

                                                      YEAR ENDED DECEMBER 31,
                                               -------------------------------------
                                                  2000         2001         2002
                                               ----------   ----------   -----------
Balance, beginning of the year...............  W3,616,599   W6,117,907   W 5,820,051
  Net income for the year....................     895,420    1,111,596     1,301,126
  Dividends..................................     (15,408)     (48,103)      (57,265)
  Issuance of common stock...................   1,898,416           --            --
  Stock issuance cost........................          (4)          --            --
  Unrealized gains (losses) on valuation of
     securities, net of tax..................    (303,630)      34,704        51,644
  Equity in capital surplus, retained
     earnings and capital adjustments of
     affiliates..............................        (812)       8,116       (12,789)
  Sales of stock by subsidiaries.............        (410)           1            --
  Treasury stock transactions................           1   (1,420,964)     (779,290)
  Foreign-based operations' translation
     adjustments.............................         285       (3,839)        2,809
  Stock compensation plan....................         934        2,466         4,859
  Decrease in loans receivable for stock
     issued to employees' investor
     association.............................      26,516       18,167        25,031
                                               ----------   ----------   -----------
Balance, end of the year.....................  W6,117,907   W5,820,051   W 6,356,176
                                               ==========   ==========   ===========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     A reconciliation of the significant balance sheet accounts except for the above listed shareholders' equity items to the amounts determined under U.S. GAAP as of December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                          DECEMBER 31,
                                             ---------------------------------------
                                                2000          2001          2002
                                             -----------   -----------   -----------
Current assets:
  As reported..............................  W 2,799,638   W 4,346,746   W 4,043,457
  U.S. GAAP adjustments:
     -- deferred income taxes..............       49,192        79,161        50,692
     -- discount on leasehold deposits.....           --         4,843         4,843
     -- asset securitization
       transactions........................           --            --       582,742
                                             -----------   -----------   -----------
As adjusted................................    2,848,830     4,430,750     4,681,734
                                             -----------   -----------   -----------
Non-current assets:
  As reported..............................  W 8,244,536   W 8,979,529   W10,185,253
  U.S. GAAP adjustments:
     -- deferred income taxes..............      (44,283)           --            --
     -- loans receivable for stock issued
        to employees' investor
        association........................      (89,105)      (70,938)      (45,906)
     -- Intangible assets..................      232,029       507,719     1,044,101
     -- cancellation of amortization of
       goodwill............................           --            --       138,041
     -- discount on leasehold deposits.....           --        (5,165)       (5,210)
     -- loss on sale of accounts receivable
        and other in asset
        securitization.....................           --            --       (68,267)
     -- recovery of impaired investment
       securities..........................           --          (115)          (81)
     -- loss on impairment of investment
        securities.........................           --            --      (150,243)
     -- nonrefundable activation fees......           --            --         9,129
     -- capital lease......................       17,415        10,553         5,820
     -- capitalization of foreign exchange
       losses..............................      (28,029)      (15,099)       (1,775)
     -- capitalization of interest expenses
        related to purchase of intangible
        assets.............................           --            --       (69,372)
     -- deferred charges...................        1,412         3,788         6,564
                                             -----------   -----------   -----------
  As adjusted..............................    8,333,975     9,410,272    11,038,925
                                             -----------   -----------   -----------
Total assets based on U.S. GAAP............  W11,182,805   W13,841,022   W15,720,659
                                             ===========   ===========   ===========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                                          DECEMBER 31,
                                             ---------------------------------------
                                                2000          2001          2002
                                             -----------   -----------   -----------
Current liabilities:
  As reported..............................  W 3,174,274   W 3,678,581   W 4,303,386
  U.S. GAAP adjustments:
     -- deferred charges...................          280           227           222
     -- nonrefundable activation fees......        6,815        20,947        46,723
     -- asset securitization
        transactions.......................           --            --       507,436
     -- acquisition cost of equity interest
        in subsidiary......................           --         1,360         2,449
                                             -----------   -----------   -----------
As adjusted................................    3,181,369     3,701,115     4,860,216
                                             -----------   -----------   -----------
Long-term liabilities:
  As reported..............................    1,727,249     3,498,390     3,693,424
  U.S. GAAP adjustments:
     -- deferred charges...................        3,678         7,907         8,942
     -- nonrefundable activation fees......       18,879        76,131       154,618
     -- capital leases.....................       16,911         9,287         4,676
     -- acquisition cost of equity interest
        in subsidiary......................           --         1,643         3,748
     -- deferred income taxes..............           --        33,497       (86,648)
                                             -----------   -----------   -----------
  As adjusted..............................    1,766,717     3,626,855     3,778,760
                                             -----------   -----------   -----------
Total liabilities based on U.S. GAAP.......  W 4,948,086   W 7,327,970     8,638,976
                                             ===========   ===========   ===========
Minority interests:
  As reported..............................  W   131,866   W   704,345   W   725,507
  U.S. GAAP adjustments:
     -- deferred charges...................         (631)         (428)           --
     -- capital lease......................          247           577            --
     -- capitalization of foreign exchange
        losses (or gains)..................      (18,852)       (7,112)           --
     -- deferred income tax................        6,700         4,782            --
     -- reverse of recovery of impaired
        investment securities..............           --           (34)           --
                                             -----------   -----------   -----------
Total minority interests based on U.S.
  GAAP.....................................  W   116,812   W   693,001   W   725,507
                                             ===========   ===========   ===========

     The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2000, 2001 and 2002 under Korean GAAP, as reported in the consolidated financial

                     SK TELECOM CO., LTD. AND SUBSIDIARIES
statements to cash flows from operating, investing and financing activities for the years ended December 31, 2000, 20001 and 2002 under U.S.GAAP (in millions of Korean won):

                                                2000          2001          2002
                                             -----------   -----------   -----------
Cash flows from operating activities based
  on Korean GAAP...........................  W 3,043,482   W 2,423,868   W 4,267,815
Adjustments:
  Asset securitization transactions........           --            --      (558,921)
                                             -----------   -----------   -----------
Cash flows from operating activities based
  on US GAAP...............................  W 3,043,482   W 2,423,868   W 3,708,894
                                             ===========   ===========   ===========
Cash flows from investing activities based
  on Korean GAAP...........................  W(4,667,778)  W(1,972,825)  W(3,063,435)
Adjustment:
  Asset securitization transactions........           --            --        68,267
                                             -----------   -----------   -----------
Cash flows from investing activities based
  on US GAAP...............................  W(4,667,778)  W(1,972,825)  W(2,995,168)
                                             ===========   ===========   ===========
Cash flows from financing activities based
  on Korean GAAP...........................  W 1,629,250   W   331,226   W(1,418,197)
  Adjusting:
  Asset securitization transactions........           --            --       490,654
                                             -----------   -----------   -----------
Cash flows from financing activities based
  on US GAAP...............................  W 1,629,250   W   331,226   W  (927,543)
                                             ===========   ===========   ===========

31.  ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

  A.  INCOME TAXES

     Income tax expense under U.S. GAAP for 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2000       2001       2002
                                                    --------   --------   --------
Currently payable.................................  W341,588   W518,474   W616,544
Deferred..........................................    66,887    272,825    (31,532)
                                                    --------   --------   --------
                                                    W408,475   W791,299   W585,012
                                                    ========   ========   ========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for 2000, 2001 and 2002 is attributable to the following (in millions of Korean won):

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2000       2001       2002
                                                    --------   --------   --------
Income taxes at statutory income tax rate of 27%
  or 28%..........................................  W350,339   W527,296   W518,197
Resident surtax payable...........................    35,034     52,730     51,820
Tax credit for technology, human resource
  development and capital investments.............   (22,202)   (86,917)   (37,309)
Special surtax for agriculture and fishery
  industries and other............................     4,000     10,087     11,636
Additional tax paid for cancelled tax credit......        --        676         --
Goodwill amortization not deductible for tax
  purpose.........................................    32,505     47,758         --
Undistributed earnings (unrecognized deficit) of
  subsidiaries....................................   (48,902)   (54,461)    12,295
Effect of change in income tax rate...............        --     13,147         --
Other permanent differences.......................     1,845     13,028      6,714
Change in valuation allowance.....................    55,856    268,631     21,659
                                                    --------   --------   --------
Recorded income taxes.............................  W408,475   W791,299   W585,012
                                                    ========   ========   ========
Effective tax rate................................     32.6%     42.02%     30.48%
                                                    ========   ========   ========

     The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2000, 2001 and 2002 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

                                                            DECEMBER 31,
                                                   -------------------------------
                                                     2000       2001       2002
                                                   --------   --------   ---------
Current:
  Allowance for doubtful accounts................  W 39,088   W 49,967   W  21,885
  Write-off of doubtful accounts.................    11,918      5,878       9,715
  Marketable securities..........................        --       (635)         --
  Accrued income.................................    (3,134)    (2,292)     (2,844)
  Accrued expenses and other.....................     1,320     26,243      21,936
                                                   --------   --------   ---------
                                                     49,192     79,161      50,692
                                                   --------   --------   ---------

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

                                                            DECEMBER 31,
                                                   -------------------------------
                                                     2000       2001       2002
                                                   --------   --------   ---------
Non-current:
  Depreciation...................................    95,615     16,820      11,732
  Loss on impairment and valuation of investment
     securities (note)...........................    64,753     48,579     119,940
  Foreign exchange losses........................     6,290      4,701       3,345
  Equity in losses (earnings) of affiliates......     2,952        950      (5,090)
  Undistributed earnings of subsidiaries.........   (10,905)   (28,532)    (28,700)
  Tax free reserve for loss on foreign
     investments.................................    (1,548)        --          --
  Tax free reserve for technology development....   (78,380)   (75,685)   (133,920)
  Tax free reserve for loss on disposal of
     treasury stock..............................        --    (70,359)    (64,775)
  Tax credit carryforwards.......................       650     31,963          --
  Net operating loss carryforwards...............   181,568      3,078          --
  Deferred charges and other.....................    (4,705)    19,818      79,346
                                                   --------   --------   ---------
                                                    256,290    (48,667)    (18,122)
                                                   --------   --------   ---------
Total deferred tax assets........................  W305,482   W 30,494   W  32,570
                                                   ========   ========   =========

---------------

(note) As of December 31, 2000, 2001 and 2002, unrealized loss on valuation of investment securities has been recorded as a separate component of shareholders' equity, net of tax effect of W39,161 million, W22,510 million and W691 million, respectively.

  B.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2000, 2001 and 2002 for which it is practicable to estimate that value:

  Cash and Cash Equivalents, Accounts Receivable (trade and other), Accounts Payable and Short-term Borrowings

     The carrying amount approximates fair value because of the short maturity of those instruments.

  Marketable Securities and Investment Securities

     For investments in non-listed companies' stock, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Note 4. The fair value of investments in listed companies' stock, public bonds, and other marketable securities are estimated based on quoted market prices for those or similar investments.

     Korea Electric Power Corp. ("KEPCO"), the parent company of Powercomm Co., Ltd. ("Powercomm"), sold to Dacom Corportation 45.5% interest in Powercomm at W12,000 per share. Based on this transaction, an impairment loss of W150,243 million on the Company' investment in the common stock of Powercomm was recognized in 2002.

  Long-Term Bank Deposits

     The carrying amount approximates fair value based on a review of interest rates currently available for similar deposits.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

  Long-Term Loans

     The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate of time deposits with similar maturities.

  Bonds Payable, Bonds with Stock Warrant, Long-Term Borrowings, Long-Term Payable -- Other and Obligation under Capital Leases

     The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

     The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2000, 2001 and 2002 (in millions of Korean won):

                                       2000                      2001                      2002
                              -----------------------   -----------------------   -----------------------
                               CARRYING                  CARRYING                  CARRYING
                                AMOUNT        FAIR        AMOUNT        FAIR        AMOUNT        FAIR
                               (NOTE A)      VALUE       (NOTE A)      VALUE       (NOTE A)      VALUE
                              ----------   ----------   ----------   ----------   ----------   ----------
Financial assets:
  Cash and cash equivalents
    and short-term financial
    instruments.............  W  737,533   W  737,533   W1,298,199   W1,298,199   W  867,022   W  867,022
  Marketable securities.....     638,082      638,082      637,530      637,530      754,219      754,219
  Accounts receivable (trade
    and other)..............   1,334,957    1,334,957    2,277,716    2,277,716    2,877,750    2,877,750
  Investment securities:
    Listed equity and
      debts.................      93,393       93,393      143,261      143,261      942,861      942,861
    Non listed equity.......     307,963          N/A      354,090          N/A      303,593          N/A
  Long-term bank deposits...          81           81           77           77          178          178
  Long-term loans...........      38,478       33,234       12,581        9,436        6,783        5,087
                              ----------                ----------                ----------
                              W3,150,487                W4,723,454                W5,752,406
                              ==========                ==========                ==========
Financial liabilities:
  Accounts payable..........  W1,070,635   W1,070,635   W1,035,197   W1,035,197   W1,697,502   W1,697,502
  Short-term borrowings.....     209,966      209,966    1,167,348    1,167,348    1,177,950    1,177,950
  Bonds payable, long-term
    borrowings, long-term
    payables -- other and
    obligation under capital
    leases, including
    current portion.........   2,795,898    2,791,736    4,031,251    4,068,192    4,413,130    4,704,752
                              ----------                ----------                ----------
                              W4,076,499                W6,233,796                W7,288,582
                              ==========                ==========                ==========

---------------

(note a) These carrying amounts represent the amounts determined under U.S.
         GAAP.

  C.  REVENUE RECOGNITION POLICY

     The revenues of the Company and its subsidiaries are principally derived from telecommunication service revenue and telephone sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are deferred and amortized over the expected term of the customer relationship.

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

     The Company's subsidiaries also sell telephones to customers and telephone sales are recognized at the time products are delivered.

  D.  COMPREHENSIVE INCOME

     Comprehensive income for the years ended December 31, 2000, 2001 and 2002 is as follows (in millions of Korean won):

                                                   2000        2001         2002
                                                 --------   ----------   ----------
Net income.....................................  W895,420   W1,111,596   W1,301,126
                                                 --------   ----------   ----------
Other comprehensive income:
  Unrealized gain (loss) on investment
     securities................................  (303,630)      34,704       51,644
  Foreign-based operations translation
     adjustments...............................       285       (3,839)       2,809
                                                 --------   ----------   ----------
Total other comprehensive income...............  (303,345)      30,865       54,453
                                                 --------   ----------   ----------
Comprehensive income...........................  W592,075   W1,142,461   W1,355,579
                                                 ========   ==========   ==========

  E.  IMPACT OF SFAS NO. 142

     On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, however, they will be subject to annual impairment tests as prescribed by the statement. The following tables present the impact of SFAS No. 142 on reported net income and earnings per share had the standard been in effect for the years ended December 31, 2000, 2001 and 2002 (in millions of Korean won, except per share amount):

                                                      YEAR ENDED DECEMBER 31,
                                                ------------------------------------
                                                   2000         2001         2002
                                                ----------   ----------   ----------
Reported net income...........................  W  895,420   W1,111,596   W1,301,126
  Goodwill amortization.......................     112,572      151,911           --
                                                ----------   ----------   ----------
Adjusted net income...........................  W1,007,992   W1,263,507   W1,301,126
                                                ==========   ==========   ==========
Basic earnings per common share...............  W   10,265   W   12,844   W   15,440
  Goodwill amortization.......................       1,291        1,755           --
                                                ----------   ----------   ----------
Adjusted earnings per common share -- basic...  W   11,556   W   14,599   W   15,440
                                                ==========   ==========   ==========
Diluted earnings per common share.............  W   10,265   W   12,844   W   15,439
  Goodwill amortization.......................       1,291        1,755           --
                                                ----------   ----------   ----------
Adjusted earnings per common
  share -- diluted............................  W   11,556   W   14,599   W   15,439
                                                ==========   ==========   ==========

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

  Goodwill

     Changes in the carrying amount of goodwill under U.S. GAAP for the year ended December 31, 2002 are as follows (in millions of Korean won):

Balance as of December 31, 2001.............................   W2,833,752
  Goodwill reclassifications................................           --
  Goodwill acquired during the period.......................      566,358
  Goodwill impairment losses under SFAS No. 142.............           --
                                                               ----------
Balance as of December 31, 2002.............................   W3,400,110
                                                               ==========

  Other Intangible Assets

     The major components and average useful lives of our other acquired intangible assets under U.S. GAAP follows (in millions of Korean won):

                                      AS OF DECEMBER 31, 2002         AS OF DECEMBER 31, 2001
                                   -----------------------------   -----------------------------
                                   GROSS CARRYING   ACCUMULATED    GROSS CARRYING   ACCUMULATED
                                       AMOUNT       AMORTIZATION       AMOUNT       AMORTIZATION
                                   --------------   ------------   --------------   ------------
Amortized intangible assets:
  IMT license (14 years).........    W1,189,881      W      --       W1,300,000      W      --
  Customer lists (4 years).......        99,783        (39,142)          56,013        (14,196)
  Other (5 to 20 years)..........       344,708       (158,248)         258,775       (114,898)
                                     ----------      ---------       ----------      ---------
Total............................    W1,634,372      W(197,390)      W1,614,788      W(129,094)
                                     ==========      =========       ==========      =========

     Intangible asset amortization expense was W62,037 million for the year ended December 31, 2002. It is estimated to be W67,378 million in 2003, W138,340 million in 2004, W138,108 million in 2005, W109,834 million in 2006 and W105,669 million in 2007, primarily related to IMT license, customer lists and software.

  F.  NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses accounting for the cost of legal obligations associated with the retirement of ling-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and that such amount be capitalized as part of the book value of the long-lived asset. The Company has determined that it does not have a material legal obligation to remove long-lived assets as described by this statement. Thus, the Company does not believe the adoption of SFAS No. 143 will have a significant impact on its future consolidated financial position or results of operations.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debts, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and SFAS No. 44, Accounting for Intangible Assets of Motor Carries. SFAS No. 145 also amends SFAS No. 13, Accounting for Lease. The Company does not believe such rescissions and amendments described above will have a significant impact on its future consolidated financial position or results of operations.

     On January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including

                     SK TELECOM CO., LTD. AND SUBSIDIARIES

Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company does not believe the adoption of SFAS No. 146 will have a significant impact on its consolidated financial position or results of operations.

     In December of 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure", which is an amendment of FASB statement No. 123 "Accounting for Stock-Based Compensation". In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has already adopted the fair value method to evaluate stock options.

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") -- "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual financial statements for the year ending December 31, 2002. The Company does not believe the adoption of this Interpretation will have a significant impact on its consolidation financial position or results of operations.

     On January 17, 2003, the FASB issued Interpretation No. 46 ("FIN 46") -- "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "Special purpose entities". The underlying principle behind the new Interpretation is that if a business enterprise is the primary beneficiary of an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. The Company does not believe the adoption of this Interpretation will have a significant impact on its consolidation financial position or results of operations.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          SK TELECOM CO., LTD.

                                          By: /s/ KIL SEUNG SON
                                            ------------------------------------
                                          Name: Kil Seung Son
                                          Title: Chief Executive Officer

Date: June 3, 2003

                                 CERTIFICATION

     I, Kil Seung Son, certify that:

     1. I have reviewed this annual report on Form 20-F of SK Telecom Co., Ltd. ("SK Telecom");

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of SK Telecom as of, and for, the periods presented in this annual report;

     4. SK Telecom's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the U.S. Securities Exchange Act of 1934, as amended) for SK Telecom and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to SK Telecom, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of SK Telecom's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

     5. SK Telecom's other certifying officers and I have disclosed, based on our most recent evaluation, to SK Telecom's auditors and the audit committee of SK Telecom's board of directors (or persons performing the equivalent functions):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect SK Telecom's ability to record, process, summarize and report financial data and have identified for SK Telecom's auditors any material weakness in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in SK Telecom's internal controls; and

     6. SK Telecom's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 3, 2003

                                          /s/ KIL SEUNG SON
                                          --------------------------------------
                                          Name: Kil Seung Son
                                          Title:  Chief Executive Officer

                                 CERTIFICATION

     I, Young Jin Kim, certify that:

     1. I have reviewed this annual report on Form 20-F of SK Telecom Co., Ltd. ("SK Telecom");

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of SK Telecom as of, and for, the periods presented in this annual report;

     4. SK Telecom's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the U.S. Securities Exchange Act of 1934, as amended) for SK Telecom and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to SK Telecom, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of SK Telecom's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

     5. SK Telecom's other certifying officers and I have disclosed, based on our most recent evaluation, to SK Telecom's auditors and the audit committee of SK Telecom's board of directors (or persons performing the equivalent functions):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect SK Telecom's ability to record, process, summarize and report financial data and have identified for SK Telecom's auditors any material weakness in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in SK Telecom's internal controls; and

     6. SK Telecom's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 3, 2003

                                          /s/ YOUNG JIN KIM
                                          --------------------------------------
                                          Name: Young Jin Kim
                                          Title:  Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------
  1.1     Articles of Incorporation, as amended (together with English translation) (Incorporated by reference herein from our Form
          20-F filed on June 28, 2002)
 10.1     Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
 10.2     Consent of Ahn Kwon & Co.*
 10.3     Consent of Young Wha Corporation*
 10.4     Telecommunications Basic Law of 1983, as amended (English
          translation)*
 10.5     Enforcement Decree of the Telecommunications Basic Law, as
          amended (English translation)*
 10.6     Telecommunications Business Law of 1983, as amended (English translation)*
 10.7     Enforcement Decree of the Telecommunications Business Law
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on July 2, 2001)
 10.8     Korean Commercial Code (together with English translation)
          (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
 10.9     Amendment to Korean Commercial Code dated December 29, 2001
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on June 28, 2002)
 10.10    Korean Securities and Exchange Act, as amended (together
          with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)

---------------

*  Filed herewith.