Form 20-F/A
period 2002-12-31
SK TELECOM CO LTD
filed 2003-06-30
CIK 1015650

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                             ---------------------

                                  FORM 20-F/A

                                AMENDMENT NO. 1

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

                                    [ ] Item 17                     [X] Item
18

     * Not for trading, but only in connection with the registration of the American Depositary Shares.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Explanatory Note.........................................................     3
Certain Defined Terms and Conventions Used in this Report................     4
Special Note Regarding Forward-Looking Statements........................     4
Item 1.      Identity of Directors, Senior Management and Advisers.......     5
Item 2.      Offer Statistics and Expected Timetable.....................     5
Item 3.      Key Information.............................................     5
               Selected Financial Data...................................     5
               Exchange Rates............................................    10
               Risk Factors..............................................    11
Item 4.      Information on the Company..................................    23
               History and Development of the Company....................    23
               Business Overview.........................................    26
               Organizational Structure..................................    48
               Property, Plants and Equipment............................    49
Item 5.      Operating and Financial Review and Prospects................    49
               Overview..................................................    49
               Results of Operations.....................................    54
               Liquidity and Capital Resources...........................    58
               Contractual Obligations and Commitments...................    63
               Inflation.................................................    63
               U.S. GAAP Reconciliation..................................    63
               Critical Accounting Policies, Estimates and Judgments.....    64
               Significant Changes in Korean GAAP........................    66
               Significant Changes in U.S. GAAP..........................    66
               Research and Development..................................    66
Item 6.      Directors, Senior Management and Employees..................    68
               Directors and Senior Management...........................    68
               Compensation of Directors and Officers....................    71
               Board Practices...........................................    72
               Employees.................................................    73
               Share Ownership...........................................    74
Item 7.      Major Shareholders and Related Party Transactions...........    76
               Major Shareholders........................................    76
               Certain Relationships and Related Party Transactions......    78
Item 8.      Financial Information.......................................    81
               Consolidated Statements and Other Financial Information...    81
               Legal Proceedings.........................................    81
               Dividends.................................................    83
Item 9.      The Offer and Listing.......................................    85
               Market Price Information..................................    85
               The Korean Securities Market..............................    87
Item 10.     Additional Information......................................    92
               Description of Capital Stock..............................    92
               Description of American Depositary Shares.................    97
               Material Contracts........................................   105
               Korean Foreign Exchange Controls and Securities
               Regulations...............................................   105
               Taxation..................................................   109
               Documents on Display......................................   112
Item 11.     Quantitative and Qualitative Disclosures about Market
             Risk........................................................   113
               Exchange Rate and Interest Rate Risks.....................   113

                                                                            PAGE
                                                                            ----
Item 12.     Description of Securities Other than Equity Securities......   114
Item 13.     Defaults, Dividend Arrearage and Delinquencies..............   114
Item 14.     Material Modifications to the Rights of Security Holders and
             Use of Proceeds.............................................   114
Item 15.     Controls and Procedures.....................................   114
Item 16A.    Audit Committee Financial Expert............................   115
Item 16B.    Code of Ethics..............................................   115
Item 16C.    Principal Accountant Fees and Services......................   115
Item 17.     Financial Statements........................................   115
Item 18.     Financial Statements........................................   115
Item 19.     Exhibits....................................................   115
Index to Financial Statements............................................   F-1

                                EXPLANATORY NOTE

     SK Telecom Co., Ltd. ("SK Telecom") is filing this amendment no. 1 to its annual report on Form 20-F/A (the "Amendment No. 1") for the fiscal year ended December 31, 2002 in order to correct certain typographical errors contained in its annual report on Form 20-F filed on June 3, 2003 (the "Original Annual Report"). This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report.

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

     In March 2003, the Seoul Public Prosecutor's Office charged SK Global and certain of its directors and executives, including Mr. Chey and Mr. Son, with fraudulently overstating SK Global's results of operations and alleged that SK Global overstated its revenues and understated its expenses for its 2001 fiscal year, in violation of the securities laws as they relate to the external audit of companies. SK Global has restated its earnings for its fiscal year 2002. SK Global is reported to be insolvent and to be in restructuring negotiations with various domestic and international creditors. Recent press reports have also indicated that SK Global's creditors may petition or take action to force SK Global into an involuntary corporate reorganization procedure in the near future.

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

  ON-LINE SERVICES AND INTERNET ACCESS

     We offer a wide variety of Internet content and services as well as provide our wireless subscribers access to the Internet.

     Under our brand name "NATE", we offer our wireless subscribers access to the Internet, where subscribers can access a wide variety of content including current news and stock quotes and other information, as well as have access to a wide variety of services including securities trading as well as online banking services. Subscribers can purchase goods and services through their wireless devices as well as send and receive email and have access to various third party Internet websites configured to work with wireless technology. Subscribers access NATE using wireless application protocol, or WAP, technology. WAP is a technology that allows wireless data transmission and has been adopted by over 200 major telecommunications operators worldwide. As of April 30, 2003, approximately 14.7 million, or 83.2%, of our subscribers owned WAP-enabled handsets including approximately 11.6 million, or 65.5%, of which are capable of accessing our CDMA 1xRTT network.

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

     We offer an instant messaging service to our Nate.com and NATE users. This service, which we call "NATE-ON" allows users to chat online through a variety of devices, including personal computers, wireless handsets and personal digital assistants. We continue to seek to introduce new wireless data services and innovations with a view to increasing revenue from these businesses.

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

     We are party to several contracts with SK Engineering and Construction related to the construction of our new corporate headquarters in Seoul. We expect that construction of our new headquarters will be completed by the end of 2004. The total contract price for the demolition of existing buildings on the site and construction of the new building is estimated to be Won 154.0 billion.

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

     Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as "shares"). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting shares. As of May 30, 2003, 84,821,311 common shares were issued, of which 8,662,403 shares were held by us in treasury. We have never issued any non-voting shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-62.

ITEM 19.  EXHIBITS

EXHIBIT                           DESCRIPTION
-------   ------------------------------------------------------------
  1.1     Articles of Incorporation, as amended (together with English translation) (Incorporated by reference herein from our Form
          20-F filed on June 28, 2002)
 10.1     Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
 10.2     Consent of Ahn Kwon & Co.*
 10.3     Consent of Young Wha Corporation*
 10.4     Telecommunications Basic Law of 1983, as amended (English
          translation)**
 10.5     Enforcement Decree of the Telecommunications Basic Law, as
          amended (English translation)**
 10.6     Telecommunications Business Law of 1983, as amended (English translation)**
 10.7     Enforcement Decree of the Telecommunications Business Law
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on July 2, 2001)
 10.8     Korean Commercial Code (together with English translation)
          (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
 10.9     Amendment to Korean Commercial Code dated December 29, 2001
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on June 28, 2002)
 10.10    Korean Securities and Exchange Act, as amended (together
          with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)

---------------

 * Filed herewith.

** Filed previously as exhibits to our Form 20-F filed on June 3, 2003.

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

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          SK TELECOM CO., LTD.

                                          By: /s/ KIL SEUNG SON
                                            ------------------------------------
                                          Name: Kil Seung Son
                                          Title: Chief Executive Officer

Date: June 30, 2003

                                 CERTIFICATION

     I, Kil Seung Son, certify that:

     1. I have reviewed this amendment no. 1 to the annual report on Form 20-F/A of SK Telecom Co., Ltd. ("SK Telecom");

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

Date: June 30, 2003

                                          /s/ KIL SEUNG SON
                                          --------------------------------------
                                          Name: Kil Seung Son
                                          Title:  Chief Executive Officer

                                 CERTIFICATION

     I, Young Jin Kim, certify that:

     1. I have reviewed this amendment no. 1 to the annual report on Form 20-F/A of SK Telecom Co., Ltd. ("SK Telecom");

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

Date: June 30, 2003

                                          /s/ YOUNG JIN KIM
                                          --------------------------------------
                                          Name: Young Jin Kim
                                          Title:  Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------
  1.1     Articles of Incorporation, as amended (together with English translation) (Incorporated by reference herein from our Form
          20-F filed on June 28, 2002)
 10.1     Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
 10.2     Consent of Ahn Kwon & Co.*
 10.3     Consent of Young Wha Corporation*
 10.4     Telecommunications Basic Law of 1983, as amended (English
          translation)**
 10.5     Enforcement Decree of the Telecommunications Basic Law, as
          amended (English translation)**
 10.6     Telecommunications Business Law of 1983, as amended (English translation)**
 10.7     Enforcement Decree of the Telecommunications Business Law
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on July 2, 2001)
 10.8     Korean Commercial Code (together with English translation)
          (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
 10.9     Amendment to Korean Commercial Code dated December 29, 2001
          (together with English translation) (Incorporated by
          reference herein from our Form 20-F filed on June 28, 2002)
 10.10    Korean Securities and Exchange Act, as amended (together
          with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)

---------------

*  Filed herewith.
** Filed previously as exhibits to our Form 20-F filed on June 3, 2003.