Form 20-F
period 2003-12-31
SK TELECOM CO LTD
filed 2004-06-01
CIK 1015650

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

COMMISSION FILE NUMBER 1-14418

SK Telecom Co., Ltd.

(Exact name of Registrant as specified in its charter)

SK TELECOM CO., LTD.

(Translation of Registrant’s name into English)

THE REPUBLIC OF KOREA

(Jurisdiction of incorporation or organization)

99, SEORIN-DONG

JONGRO-GU
SEOUL, KOREA
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-NINTH OF ONE SHARE OF COMMON STOCK	NEW YORK STOCK EXCHANGE, INC.
COMMON STOCK, PAR VALUE WON 500 PER SHARE	NEW YORK STOCK EXCHANGE, INC.*

      Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

82,276,711 SHARES OF COMMON STOCK, PAR VALUE WON 500 PER SHARE

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

      Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☑ Item 18

      * Not for trading, but only in connection with the registration of the American Depositary Shares.

OVERVIEW OF THE COMPANY’S WIRELESS NETWORK

      We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services. We provide our services principally through networks using CDMA (code division multiple access) technology. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps currently possible over our CDMA network. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services.

      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to CDMA 1xEV/ DO. CDMA 1xEV/ DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. CDMA 1xEV/ DO technology allows us to provide advanced wireless data services such as streaming color video and streaming audio services. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. We completed our CDMA 1xEV/ DO network upgrade in 84 cities in Korea at the end of 2003.

      In December 2001, we acquired a license to develop, construct and operate a wide-band code division multiple access, or W-CDMA, digital cellular network using 2 X 20 MHz of radio frequency spectrum (i.e., 20 MHz for transmissions from handsets to cell sites and 20 MHz for transmissions from cell sites to handsets) in the 2 GHz band. We have commenced construction of the W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003.

      In January 2002, we acquired the remaining 29.6% interest in Shinsegi Telecomm, Inc., which we did not own and merged Shinsegi into SK Telecom. As a result of this merger we have a combined 2 X 25 MHz of spectrum in the 800 MHz range.

      In this report, we refer to third generation or “3G” mobile communications systems. Second generation systems or 2G systems were designed primarily with voice communications in mind. 3G systems are designed to facilitate voice, high speed data and multimedia service.

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

      All references to “Korea” contained in this report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we”, “us”, “our” or the “Company” shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S.” shall mean the United States of America. Unless otherwise indicated, all references to our number of subscribers shall include Shinsegi Telecomm, Inc.’s subscribers from April 1, 2000.

      All references to “KHz” contained in this report shall mean kilohertz, a unit of frequency denoting one thousand cycles per second, used to measure band and bandwidth. All references to “MHz” shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to “GHz” shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to “Kbps” shall mean one thousand binary digits, or bits, of information per second. All references to “Mbps” shall mean one million bits of information per second. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

      All references to “Won” or “W” in this report are to the currency of Korea, all references to “Dollars”, “$” or “US$” are to the currency of the United States of America and all references to “Yen” or “¥” are to the currency of Japan.

      Unless otherwise indicated, all financial information in this report is presented in accordance with Korean generally accepted accounting principles (“Korean GAAP”).

      Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2003, which was Won 1,192.0 to US$1.00. On December 31, 2002, the noon buying rate was Won 1,186.3 to US$1.00. On May 25, 2004, the noon buying rate was Won 1,179.5 to US$1.00. See “Item 3. Key Information — Exchange Rates”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This report contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “considering”, “depends”, “estimate”, “expect”, “intend”, “plan”, “planning”, “planned”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

      Forward-looking statements in this annual report include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of CDMA 1xEV/ DO technology and other technologies such as W-CDMA, which is commonly referred to as third generation, or 3G, wireless technology;

•	our plans to spend approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network and our expected future capital expenditures on various initiatives;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act, or the FTA, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system;

•	the effect of the resignation of four of our board members and executives resulting from charges of financial statement irregularities by certain directors and executives at SK Networks and our ability to protect our reputation through our corporate governance reform efforts;

•	statements related to the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations; and

•	our plans to pay an interim dividend in 2004, after amending our Articles of Incorporation to permit payment of interim dividends, and statements related to credit ratings, estimates of contractual obligations and commitments, financing activities and plans and other information more specifically detailed in “Operating and Financial Review and Prospects”.

      We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business, include but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of this report, and elsewhere in this report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are a corporation with limited liability organized under the laws of Korea. All of our directors and officers and certain other persons named in this annual report reside in Korea, and all or a significant portion of the assets of the directors and officers and certain other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

PART I

Item. 1	Identity of Directors, Senior Management and Advisers

      Not applicable.

Item. 2	Offer Statistics and Expected Timetable

      Not applicable.

Item. 3	Key Information

SELECTED FINANCIAL DATA

      You should read the selected consolidated financial data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2003 are derived from our audited consolidated financial statements and related notes. Information as of and for the years ended December 31, 2000 and 2001 includes information as of and for the nine months ended December 31, 2000 and the year ended December 31, 2001, respectively, for Shinsegi Telecomm, Inc. unless otherwise specified.

      Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles, or Korean GAAP, which differ in certain respects from United States generally accepted accounting principles, or U.S. GAAP. For more detailed information you should refer to notes 32 and 33 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003		2003*

	(In billions of won and millions of dollars, except per share and percentage data)
INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	W	4,441.9	W	7,423.1	W	8,371.9	W	9,324.0	W	10,272.1	US$	8,617.5
Cellular Service(1)		4,141.5		7,245.1		8,203.0		9,156.8		10,091.8		8,466.3
Paging Service(2)		215.3		57.7		8.8		—		—		—
Other(3)		85.1		120.3		160.1		167.2		180.3		151.2
Operating Expenses		4,134.7		5,927.6		6,047.4		6,526.4		7,167.0		6,012.5
Operating Income		307.2		1,495.5		2,324.5		2,797.6		3,105.1		2,065.0
Income before Income Taxes and Minority Interest		385.0		1,287.8		1,976.7		2,218.8		2,754.3		2,310.7
Income before Minority Interest		283.8		920.5		1,126.4		1,520.3		1,965.3		1,648.7
Net Income		282.2		972.3		1,146.0		1,487.2		1,966.1		1,649.4
Income per Share of Common Stock(4)		3,835		11,146		13,242		17,647		26,187		21.97
Diluted Net Income per Share of Common Stock		3,830		11,146		13,242		17,647		26,187		21.97
Dividends per Share of Common Stock(5)		185		540		690		1,800		5,500		4.6
Weighted Average Number of Shares		73,579,890		87,226,559		86,545,041		84,270,450		75,078,219		75,078,219
U.S. GAAP:
Net Income	W	284.1	W	895.4	W	1,111.6	W	1,301.1	W	2,062.7	US$	1730.4
Income per Share of Common Stock(4)		3,862		10,265		12,844		15,440		27,475		23.05
Diluted Net Income per Share of Common Stock		3,857		10,265		12,844		15,439		27,475		23.05
Dividends per Share of Common Stock(5)		185		540		690		1,800		5,500		4.6
Weighted Average Number of Shares		73,579,890		87,226,559		86,545,041		84,270,450		75,078,219		75,078,219

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003		2003*

	(In billions of won and millions of dollars, except per share and percentage data)
BALANCE SHEET DATA
Korean GAAP:
Working Capital (Deficiency)(6)	W	253.9	W	(374.6)	W	668.2	W	(189.7)	W	(461.4)	US$	(387.1)
Fixed Assets — Net		2,441.8		4,543.2		4,174.7		4,569.4		4,641.5		3,893.9
Total Assets		6,263.9		11,044.2		13,326.3		14,228.7		13,818.2		11,592.5
Long-term Liabilities(7)	W	1,021.5	W	1,727.2	W	3,498.4	W	3,693.4	W	3,193.5	US$	2,679.1
Total Shareholders’ Equity		3,752.6		6,142.7		6,149.3		6,231.9		6,093.8		5,112.3
U.S. GAAP:
Working Capital (Deficiency)		286.4		(332.5)		729.6		(108.2)		(445.5)		(373.7)
Total Assets		6,143.7		11,182.8		13,841.0		15,720.7		15,586.2		13,075.7
Total Shareholders’ Equity		3,616.6		6,117.9		5,820.1		6,356.2		7,014.7		5,884.8
OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(8)	W	1,133.8	W	2,941.7	W	3,932.4	W	3,954.1	W	4,706.4	US$	3,948.4
Capital Expenditures(9)		1,123.8		2,241.1		1,382.1		2,024.7		1,647.6		1,382.2
R&D Expenses(10)		96.6		117.1		153.7		253.3		300.2		251.8
Internal R&D		66.4		78.8		130.7		194.3		235.8		197.8
External R&D		30.2		38.3		23.0		59.0		64.4		54.0
Depreciation and Amortization		709.1		1,456.4		1,759.7		1,543.3		1,646.3		1,381.1
Cash Flow from Operating Activities		1,123.6		3,043.5		2,423.9		4,267.8		3,328.8		2,792.6
Cash Flow from Investing Activities		(2,120.8)		(4,667.8)		(1,972.8)		(3,063.4)		(1,414.4)		(1,186.6)
Cash Flow from Financing Activities		1,075.8		1,629.3		331.2		(1,418.2)		(2,261.0)		(1,896.8)
Margins (% of total sales):
EBITDA Margin(8)		25.5%		39.6%		47.0%		42.4%		45.8%		45.8%
Operating Margin		6.9		20.1		27.8		30.0		30.2		30.2
Net Margin		6.4		13.1		13.7		15.9		19.1		19.1
U.S. GAAP:
EBITDA(8)		1,137.0		2,930.5		3,859.1		3,620.7		4,679.1		3,925.4
Capital Expenditures(9)		1,123.8		2,241.1		1,382.1		2,024.7		1,647.6		1,382.2
Cash Flow from Operating Activities		1,123.6		3,043.5		2,423.8		3,708.9		3,281.3		2,752.8
Cash Flow from Investing Activities		(2,120.8)		(4,667.8)		(1,972.8)		(2,995.2)		(1,422.5)		(1,193.4)
Cash Flow from Financing Activities		1,075.8		1,629.3		331.2		(927.5)		(2,205.5)		(1,850.3)

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003

SELECTED OPERATING DATA
Population of Korea (millions)(11)		46.9		47.1		47.4		47.6		47.9
Our Wireless Penetration(12)		21.6%		30.7%		32.0%		36.1%		38.2%
Number of Employees(13)		6,736		7,279		5,693		6,241		6,286
Total Sales per Employee (millions)	W	659.4	W	1,019.8	W	1,470.6	W	1,494.0	W	1,634.1
Wireless Subscribers(14)		10,110,371		14,452,683		15,179,163		17,219,562		18,313,315
Digital(14)		10,110,371		14,452,683		15,179,163		17,219,562		18,313,315
Analog(15)		—		—		—		—		—
Average Monthly Outgoing Voice
Minutes per Subscriber(16)		143		148		172		191		197
Average Monthly Revenue per Subscriber(17)	W	33,473	W	32,906	W	36,400	W	38,383	W	39,739
Average Monthly Churn Rate(18)		2.2%		2.8%		1.4%		1.4%		1.2%
Digital Cell Sites(19)		3,255		7,008		6,056		7,384		8,309

*	The conversion into Dollar was made at the rate of Won 1,192.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes Won 116.5 billion for 1999, Won 494.0 billion for 2000, Won 702.4 billion for 2001, Won 534.0 billion for 2002 and Won 612.0 billion for 2003 from the sale of digital handsets and Won 801.0 billion for 1999, Won 1,312.4 billion for 2000, Won 1,339.9 billion for 2001, Won 1,043.2 billion for 2002 and Won 1,017.1 billion for 2003 of interconnection revenue (including interconnection revenue in respect of calls between mobile users starting in 2000). Shinsegi was merged into us on January 13, 2002. See “Information on the Company — Business overview — Interconnection”.

(2)	In March 2001, we transferred our paging business to Real Telecom Co., Ltd. (formerly known as INTEC Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom’s newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom.

(3)	For more information about our other revenue, see “Operating and Financial Review and Prospects” and “Information on the Company”.

(4)	Income per share of common stock is calculated by dividing net income by the weighted average number of shares outstanding during the period, giving effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(5)	Dividend per share has been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000. On January 1, 2002, we early adopted Statement of Korea Accounting Standards (“SKAS”) No. 6, “Events Occurring after Balance Sheet Date”. This statement requires that proposed cash dividends be reflected on the balance sheet when the appropriations are approved by shareholders which is similar to U.S. GAAP. In order to reflect this accounting change, prior year’s financial statements have been restated. See note 2(u) of the notes to our consolidated financial statements.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,145 to US$1.00 as of December 31, 1999, Won 1,260 to US$1.00 as of December 31, 2000, Won 1,326 to US$1.00 as of December 31, 2001, Won 1,200 to US$1.00 as of December 31, 2002 and Won 1,198 to US$1.00 as of December 31, 2003, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(s) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using income, interest expense, depreciation, amortization and income taxes under U.S. GAAP which may differ from Korean GAAP for these items. Part of the funds depicted by EBITDA are used for repayment of indebtedness and related interest expenses and payment of income tax. In addition, we have used, and will continue to use, a substantial portion of the funds depicted by EBITDA for capital expenditures on our wireless network construction.

      As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

RECONCILIATION OF NET INCOME TO EBITDA UNDER US GAAP

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003		2003

	(In billions of won and millions of dollars)
Net Income	W	284.1	W	895.4	W	1,111.6	W	1,301.1	W	2,062.7	US$	1,730.5
ADD: Interest income		(84.2)		(67.6)		(101.8)		(90.8)		(93.9)		(78.7)
Interest expense		125.6		215.1		274.4		396.6		387.1		324.7
Taxes		102.1		408.5		791.3		585.0		811.4		680.7
Depreciation and Amortization		709.4		1,479.1		1,783.6		1,428.8		1,511.7		1,268.2

EBITDA	W	1,137.0	W	2,930.5	W	3,859.1	W	3,620.7	W	4,679.0	US$	3,925.4

      The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

RECONCILIATION OF NET INCOME TO EBITDA UNDER KOREAN GAAP

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003		2003

	(In billions of won and millions of dollars)
Net Income	W	282.2	W	972.3	W	1,146.0	W	1,487.2	W	1,966.1	US$	1,649.4
ADD: Interest income		(84.2)		(67.6)		(97.4)		(86.0)		(86.5)		(72.6)
Interest expense		125.5		213.3		273.9		311.1		391.5		328.4
Taxes		101.2		367.3		850.3		698.5		789.0		662.0
Depreciation and Amortization		709.1		1,456.4		1,759.6		1,543.3		1,646.3		1,381.1

EBITDA	W	1,133.8	W	2,941.7	W	3,932.4	W	3,954.1	W	4,706.4	US$	3,948.3

      As a measure of our liquidity, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net cash provided by operating activities. The following table reconciles our cash provided by operating activities under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO EBITDA UNDER US GAAP

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003		2003

	(In billions of won and millions of dollars)
Net Cash Provided By Operating Activities	W	1,123.6	W	3,043.5	W	2,423.9	W	3,708.9	W	3,281.3	US$	2,752.7
Provision for severance indemnities		(26.1)		(34.7)		(56.9)		(45.5)		(65.4)		(54.8)
Loss on disposal and impairment of property and equipment		(25.2)		(18.1)		(41.8)		(213.4)		(13.8)		(11.6)
Loss on disposal and impairment of investment assets		(71.2)		—		(24.0)		(372.5)		(33.4)		(28.0)
Provision for bad debts		(20.9)		(35.3)		(56.7)		(21.0)		(23.3)		(19.6)
Other expenses not involving cash payments		(72.1)		(92.8)		(54.3)		(76.1)		(83.8)		(70.3)
Income not involving cash receipts		70.0		106.6		35.8		58.4		20.0		16.8
Changes in assets and liabilities related to operating activities		38.1		(260.2)		984.4		(327.4)		629.1		527.8
Interest income		(84.2)		(67.6)		(101.8)		(90.8)		(93.9)		(78.7)
Interest expense		125.6		215.1		274.4		396.6		387.1		324.7
Income taxes paid		79.4		74.0		476.2		603.5		675.1		566.4

EBITDA	W	1,137.0	W	2,930.5	W	3,859.1	W	3,620.7	W	4,679.0	US$	3,925.4

      The following table reconciles our net cash provided by operating activities under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO EBITDA UNDER KOREAN GAAP

	As of or for the Year Ended December 31,

	1999		2000		2001		2002		2003		2003

	(In billions of won and millions of dollars)
Net Cash Provided By Operating Activities	W	1,123.6	W	3,043.5	W	2,423.9	W	4,267.8	W	3,328.8	US$	2,792.6
Reconciliation:
Provision for severance indemnities		(26.1)		(34.7)		(56.9)		(45.5)		(65.4)		(54.8)
Loss on disposal and impairment of property and equipment		(25.2)		(18.1)		(41.8)		(212.1)		(13.8)		(11.6)
Loss on disposal and impairment of investment assets		(71.2)		—		(24.0)		(120.5)		(58.1)		(48.8)
Provision for bad debts		(20.9)		(35.3)		(56.7)		(21.0)		(23.3)		(19.5)
Other expenses not involving cash payments		(72.1)		(92.9)		(54.4)		(99.7)		(83.8)		(70.3)
Income not involving cash receipts		70.0		106.5		35.8		58.4		20.0		16.8
Changes in assets and liabilities related to operating activities		34.9		(247.1)		1,053.8		(701.9)		621.9		521.7
Interest income		(84.2)		(67.6)		(97.4)		(86.0)		(86.5)		(72.6)
Interest expense		125.6		213.4		273.9		311.1		391.5		328.4
Income taxes paid		79.4		74.0		476.2		603.5		675.1		566.4

EBITDA	W	1,133.8	W	2,941.7	W	3,932.4	W	3,954.1	W	4,706.4	US$	3,948.3

(9)	Consists of investments in property, plant and equipment.

(10)	Includes donations to Korean research institutes and educational organizations. See “Information on the Company — Research and Development”.

(11)	Population estimates based on historical data published by the National Statistical Office of Korea.

(12)	Wireless penetration is determined by dividing subscribers by total estimated population, as of the end of the period.

(13)	Includes regular employees and temporary employees. See “Information on the Company — Employees”. Includes 1,687 and 1,332 Shinsegi employees as of December 31, 2000 and 2001, respectively.

(14)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. Wireless subscribers also include 3,517,831 Shinsegi subscribers as of December 31, 2000 and 3,311,874 as of December 31, 2001. Shinsegi was merged into SK Telecom on January 13, 2002.

(15)	We discontinued our analog service on December 31, 1999.

(16)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the month, calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period. Shinsegi’s subscribers and outgoing voice minutes are included from April 1, 2000.

(17)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees; and interest on overdue accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 43,958 for 2002 and won 44,546 for 2003. Shinsegi’s subscribers and revenue are included from April 1, 2000. For information about the average monthly revenue per subscriber of SK Telecom and Shinsegi on a stand-alone basis, see “Operating and Financial Review and Prospects — Overview”.

(18)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

(19)	Includes 2,532 cell sites of Shinsegi as of December 31, 2000 and 1,685 cell sites as of December 31, 2001.

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

	At End	Average
Year Ended December 31,	Of Period	Rate(1)	High	Low

	(Won per US$1.00)
1999	1,136	1,188	1,243	1,125
2000	1,267	1,140	1,267	1,106
2001	1,314	1,293	1,369	1,234
2002	1,186	1,250	1,332	1,161
2003	1,192	1,193	1,262	1,146

Past Six Months	High	Low

	(Won per US$1.00)
November 2003	1,207	1,171
December 2003	1,200	1,183
January 2004	1,195.1	1,172
February 2004	1,180	1,152.2
March 2004	1,181	1,146.7
April 2004	1,173.6	1,141.4
through May 25, 2004	1,191	1,167

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof).

      On May 25, 2004, the noon buying rate was Won 1,179.5 to US$1.00.

RISK FACTORS

      An investment in our American Depositary Shares, or ADSs, and our debt securities involves various risks. If you own or are considering purchasing our ADSs or our debt securities, you should carefully review the information contained in this report. You should particularly refer to the following:

Competition may reduce our market share and harm our results of operation and financial condition.

      We face substantial competition in the wireless telecommunications sector in Korea. We expect competition to intensify as a result of consolidation of market leaders and the development of new technologies, products and services. Continued competition from the other wireless and fixed-line service providers has resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or “churn”, may significantly harm our business and results of operations. In addition, increased competition may cause our marketing expenses to increase as a percentage of sales, reflecting higher advertising expenses and other costs of new marketing activities which may be introduced to attract and retain subscribers.

      Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 48.0%, in terms of numbers of wireless service subscribers, as of April 30, 2004. Furthermore, in 2001, the Government awarded to three companies licenses to provide high-speed third generation, or 3G, wireless telecommunications services. One of these licenses was awarded to SK Telecom’s former subsidiary, SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator and the parent of KT Freetel Co., Ltd., one of our principal wireless competitors, and to LG Telecom, Ltd. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless data and Internet businesses compete with providers of fixed-line data and Internet services.

      Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was the fifth largest wireless operator in terms of numbers of wireless service subscribers at such time. Hansol M.Com subsequently changed its name to KT M.Com and merged into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. KT Corporation has a 46.9% interest in KT Freetel as of December 31, 2003. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably following its privatization. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings.

      We expect competition to intensify as a result of such consolidation and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors. Future business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations.

     Significant technological advancements affecting the wireless industry may harm our business.

      Significant advances in technology are occurring that may affect our business, including the roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/DO technology and other technologies such as W-CDMA and cdma2000, both of which are commonly referred to as third generation, or 3G, wireless technology. W-CDMA service is also known as IMT-2000 service in Korea. Such networks are expected to support data transmission services with more advanced features and significantly higher data transmission rates than our principal data network, which uses a technology called CDMA 1xRTT. We commenced provision of our W-CDMA services on a limited basis in Seoul at the end of 2003. The successful introduction and operation of a 3G network by a competitor could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in a 3G network or our other businesses. We could also be harmed if we fail to adapt to technological or other changes in the telecommunications sector in a timely manner. For an explanation of some of the difficulties that we are facing with respect to W-CDMA, see “— W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses.”

W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses.

      W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than our current CDMA 1xRTT network. Under the terms of our W-CDMA license received in 2001, we were required to commence provision of W-CDMA services by the end of 2003. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/ DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market.

      We cannot assure you that we will be able to construct a nationwide W-CDMA network or provide W-CDMA services in a timely, effective and cost efficient manner. Several companies in other countries have announced delays in the roll-out of their 3G services as a result of technological problems and difficulties with software, equipment and handset supply. We are vulnerable to similar problems, and if such problems are not resolved effectively as they arise, our financial condition or results of operations could be adversely affected. In addition, the MIC is empowered to take various measures against us ranging from the suspension of our business to the revocation of our W-CDMA license if we fail to comply with the terms of our W-CDMA license. We believe that we are currently in compliance with all material terms of the license. Also, we cannot assure you that there will be sufficient demand for our W-CDMA services, as a result of competition or otherwise, to permit us to recoup or profit from our investment in the W-CDMA license and network. In addition, demand for our W-CDMA services will depend in part on the availability of attractive content and services. We cannot assure you that such content and services will become available in a timely manner, or at all. If W-CDMA services are not widely implemented, we may have to record an impairment loss on the license fee that we paid and our equipment relating to W-CDMA.

      We expect that any future expansion of our W-CDMA network may require external funding, and we cannot assure you that such funding will be available at a cost acceptable to us, or at all. In addition, we cannot assure you that we will be able to successfully integrate W-CDMA services into our existing businesses in a timely or cost-effective manner or that the W-CDMA business will not adversely affect our current wireless businesses, including the services currently provided on our networks and new services. The MIC also awarded the W-CDMA license to provide 3G services based on a technology different from ours to LG Telecom for a fee lower than the fee we are required to pay for our W-CDMA license and on terms generally more favorable than the terms of our license, which may give LG Telecom a competitive advantage. See “Information on the Company — W-CDMA Network” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Our business environment requires us to continually invest in the growth of our business, and as a result, we may make significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

      We believe that we must continue to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services. We will need to respond to market and technological changes and the development of services which we may have little or no experience in providing. We may also make investments in wireless telecommunica-

tions and other businesses outside of Korea. Entering these new businesses and regions may require us to make substantial investments and no assurance can be given that we will be successful in our efforts.

Due to the existing high penetration rate of wireless services in Korea and the Korean government’s prohibition on handset subsidies, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

      According to data published by the MIC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of April 30, 2004 was approximately 74.1%, which is high compared to many industrialized countries. In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in recent years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. The MIC prohibited all wireless telecommunications service providers from providing any such handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. In May 2002, we, KT Freetel and LG Telecom were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing up new subscribers for 30 days (from November 21, 2002 through December 20, 2002) for violating MIC’s handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing up new subscribers for 20 days. In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to certain incentive payments that were deemed by the MIC to constitute improper handset subsidies. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments.

      On May 25, 2004, a policy advisory committee to the MIC announced the results of its review of the merger conditions related to our acquisition of Shinsegi in January 2002 and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us. Although the MIC has not yet made a formal determination, on May 31, 2004, the Minister of MIC stated that MIC intends to impose a Won 11.9 billion fine on us and extend the post-merger monitoring period until January 2007 pursuant to the advisory committee’s recommendation. When the MIC makes its formal determination, the MIC, at its discretion, may impose additional restrictions on our business pursuant to telecommunications related laws and regulations in order to facilitate fair competition in the telecommunications industry. The MIC is expected to make a formal decision as to the advisory committee’s findings and recommendation in early June 2004. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002.

      As a result of the already high penetration rates in Korea for wireless services, our large market share, the MIC’s handset subsidy regulation and the steps we have taken to comply with such regulation, we expect our subscriber growth rate to decrease, which could adversely affect our results of operations.

Our business and results of operations may be adversely affected if we fail to acquire adequate spectrum or use efficiently our bandwidth to accommodate subscriber growth and subscriber usage.

      One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. SK Telecom’s networks have been allocated 2 x 25 Mhz of spectrum in the 800 Mhz band.

      As a result of bandwidth constraints, SK Telecom’s CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area. While we believe that we can address this through system upgrades and efficient allocation of bandwidth, the inability to address such capacity constraints may adversely affect our business and results of operations.

      The growth of our wireless data businesses has increased our utilization of our bandwidth, since wireless data applications can be more bandwidth-intensive than voice services. This trend has been offset in part by the implementation of our CDMA 1xRTT network, which uses bandwidth more efficiently for voice and data traffic than our CDMA networks. If current upward trends in data transmission by our subscribers continue, our bandwidth capacity requirements could increase further. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless businesses.

We may have to make further financing arrangements to meet our capital requirements and contractual payment obligations.

      We estimate that we will spend approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network. We expect to plan our future capital expenditures after we have reviewed the progress of the introduction and marketability of our W-CDMA service which we commenced on a limited basis in Seoul at the end of 2003. For a more detailed discussion of our capital expenditure plans and a discussion of other factors which may affect our capital expenditures in the future, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources”. At December 31, 2003, we had approximately Won 1.4 trillion in contractual payment obligations due in 2004 of which almost all involve repayment of debt obligations. We have substantial cash payment in future years. See “Operating and Financial Review and Prospects — Contractual Obligation & Commitments”.

      We have not arranged firm financing for all of our capital expenditure plans. We have in the past obtained funds for our proposed capital investments and cash payment obligations from various sources, including our cash flow from operations as well as debt and equity financing transactions. We believe that we have sufficient capital resources, including our ability to sell debt and equity securities, to meet our capital requirements and payment obligations in the near term. However, if, for any reason, adequate capital is not available at the time it is needed, our business and prospects could be adversely affected. If the overall cost of our proposed capital investment projects increases above expected levels or if spending is required at a different rate than we now project, we may not be able to finance the projects in the manner currently intended, and we may be required to seek additional sources of funding for these projects. We cannot assure you that these additional funds will be available at a cost acceptable to us, or at all.

Termination or impairment of our relationship with a small number of key suppliers could adversely affect our results of operations.

      We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd., LG Electronics Inc. and Hyundai Syscomm Inc. (formerly Hyundai Electronics Industries Co., Ltd.). To date, we have purchased substantially all of the equipment for our CDMA 1xRTT network from Samsung Electronics. Samsung Electronics also currently manufactures more than 50% of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in delays and additional costs in our roll-out or expansion of the CDMA 1xRTT network. Carriers globally have had difficulty in obtaining adequate quantities of various types of 3G equipment, including handsets, from suppliers. In addition, we rely on KT Corporation and SK Networks to provide a substantial majority of our leased lines. In 2003, KT Corporation and SK Networks provided approximately 33% and 39%, respectively, of our leased lines. In order to reduce our dependence on our competitor, KT Corporation, we are considering leasing a majority of our fixed lines from SK Networks in the future. We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations.

Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.

      The MIC has periodically reviewed the tariffs charged by wireless operators and has from time to time suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some level of tariff reductions in response to these suggestions. After discussions with the MIC, effective January 1, 2003, we reduced our standard rate plan’s monthly access fee by Won 1,000, increased our free air time from 7 minutes to 10 minutes per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000.

      The Korean government plays an active role in the selection of technology to be used by telecommunications operators in Korea. The MIC has adopted the W-CDMA and cdma2000 technologies as the only standards available in Korea for implementing 3G services. The MIC may impose similar restrictions on the choice of technology used in future telecommunications services and we can give no assurance that the technologies promoted by the Government will provide the best commercial returns for us.

      Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls from our subscribers which are routed through networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 1999 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees are derived from that operator’s actual interconnection charges for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. The MIC is expected to introduce a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004. We believe that our interconnection revenue may be reduced even further under the new framework. For more information about our interconnection revenue and expenses, see “Information on the Company — Interconnection — Domestic Calls”.

      In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom first, starting from January 1, 2004. Following the implementation of the number portability system, 305,267, 183,876, 214,232 and 261,654 of our subscribers transferred to the services of our competitors in January 2004, February 2004, March 2004 and April 2004, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel and LG Telecom will be required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively.

      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from 2004. All new subscribers were given the “010” prefix starting in January 2004.

      The following table sets forth, based on MIC data, new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004:

Number of New Wireless Subscribers/Percentage of
New Wireless Subscribers

Month	SK Telecom	KT Freetel	LG Telecom

January 2004	382,420/42.1%	375,181/41.3%	149,737/16.5%
February 2004	422,816/43.6%	329,066/33.9%	218,435/22.5%
March 2004	405,199/39.0%	356,003/34.3%	276,537/26.6%
April 2004	448,997/41.2%	330,441/30.3%	309,736/28.4%

      We believe that the use of the common prefix identification system may pose a greater risk to us compared to the other wireless telecommunications providers because “011” has a very high brand recognition in Korea as the premium wireless telecommunications service. The MIC’s adoption of number portability system could also result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs, all of which had, and may continue to have, an adverse effect on our results of operations. See “Operating and Financial Review and Prospects”. See “Information on the Company — Law and Regulation — Number Portability”. In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system. For details, see “Financial Information — Legal Proceedings — MIC Proceedings”.

      In December 2002, the MIC implemented a wireless Internet network co-share system that permits the wireless application protocol gateway, or WAP gateway, of a fixed-line operator to connect to a wireless network service provider’s IWF (inter-working function) device. IWF is a device that connects cellular network with an IP (Internet Protocol) network while WAP Gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system. We and Onse have not yet decided when to launch these services. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in the past in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the revenues and profits attributable to our NATE platform.

We are subject to additional regulation as a result of our market position, which could harm our ability to compete effectively.

      The MIC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. SK Telecom is currently designated by the MIC as a “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to more stringent regulation than our competitors. For example, under current government regulations, we must obtain prior approval from the MIC to change our existing rates or introduce new rates although our competitors may generally change their rates or introduce new rates at their discretion. See “Information on the Company — Law and Regulation — Rate Regulation”. As of April 30, 2004, our standard peak usage charge rate was approximately 11.1% higher than those charged by our competitors. We could also be required by the MIC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KT Freetel and LG Telecom. The MIC also awarded the W-CDMA license to provide 3G services based on a technology different from ours to LG Telecom for a fee lower than the fee we are required to pay for our W-CDMA license and on terms generally more favorable than the terms of our license. As a result, our wireless businesses may operate at a competitive disadvantage to that of LG Telecom.

      The MIC approved the merger of SK IMT into SK Telecom on April 30, 2003, subject to the satisfaction of certain conditions imposed by the MIC to ensure fair competition and customer protection. These conditions included, among others, commencing provision of W-CDMA IMT-2000 services using 2 X 20 MHz of spectrum in the 2GHz band by the end of 2003, obtaining approval from the MIC on the initial tariff plan for the W-CDMA services, submission of an implementation plan to open our wireless Internet network to other telecommunications operators and an implementation plan for number portability. On May 1, 2003 SK IMT was merged into SK Telecom. See “Operating and Financial Review and Prospects — Overview”. We believe that we are currently in compliance with all material terms of the license.

      In addition, when the MIC approved the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on SK Telecom. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. Although the MIC has not yet made a formal determination, on May 31, 2004, the Minister of the MIC stated that MIC intends to impose a Won 11.9 billion fine on us and extend the post-merger monitoring period until January 2007. The MIC is expected to make a formal decision as to the advisory committee’s findings and recommendation in early June 2004 and may impose additional restrictions on our business. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition.

      In addition, we qualify as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on various conditions, one of which was that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. We are not currently subject to any market share limitations; however, on May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurances that the Government will not impose restrictions on our market share in the future or that we will not undertake to voluntarily restrict our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded. The FTC, also as a condition to the Shinsegi acquisition, imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech Co., Ltd., until December 31, 2005. The limitation on the number of handsets we may purchase annually from SK Teletech does not apply to W-CDMA handsets.

      The additional regulation to which we are subject has affected our competitiveness in the past and may hurt our profitability and impede our ability to compete effectively against out competitors in the future.

Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.

      Charges of financial statement irregularities by certain directors and executives at SK Networks have culminated in the resignation of four of our board members and executives, although none of these resignations were related to any allegations of wrongdoing in connection with their role in our business, and SK Telecom was not implicated in any of the charges against SK Networks’ management. Furthermore, continuing financial difficulties at SK Networks could result in our having to look for alternative sources for handset distribution and fixed network line needs. In February 2004, Mr. Kil Seung Son and Mr. Tae Won Chey, who both received prison terms of three years in the court of first instance in connection with allegations of financial misconduct at SK Networks, resigned from our board of directors, along with Mr. Moon Soo Pyo, our president and Mr. Jae Won Chey, our executive vice president. See “Directors, Senior Management and Employees — Certain Legal Proceedings”.

      The financial future of SK Networks remains uncertain. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by Won 1.1 trillion and overstated its profits by Won 1.5 trillion. These banks agreed to a temporary rollover of approximately Won 6.6 trillion of SK Networks’ debt until June 18, 2003 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan which, among other things, allowed the foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately Won 1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a Won 850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its business normalization plan.

      SK Networks is the exclusive distributor of all of the handsets sold by our subsidiary, SK Teletech, to our nationwide network of dealers. SK Networks also serves as a distributor of handsets manufactured by third parties to our nationwide network of dealers. Samsung Electronics Co. Ltd., LG Electronics Inc., Motorola Korea, Inc. and Pantech & Curitel suspended their supply of handsets to SK Networks from the beginning of April 2002 for two to three weeks because of the credit risk of SK Networks. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Although we believe that we will be able to find another distributor to replace SK Networks, in the event SK Networks is no longer able to distribute handsets, we may encounter difficulties in efficiently distributing the handsets to our subscribers and other customers in the short term. See “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions — SK Networks”.

      In addition, in 2003, we leased approximately 39% of our fixed network lines, which connect our various cell sites and switching stations, from SK Networks. In order to reduce our dependence on the fixed network lines of our competitor, KT Corporation, we are considering leasing a majority of our fixed lines from SK Networks in the future. If there is a material disruption of SK Networks’ ability to maintain and operate this business due to its financial difficulties, we may need to seek alternative sources. Although we do not believe that this will have a materially adverse effect on our business, this may result in a disruption of our services in the short term.

Concerns that radio frequency emissions may be linked to various health concerns could adversely affect the market prices of our ADSs and common stock and we could be subject to litigation relating to these health concerns.

      In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. We cannot assure you that these health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Our businesses may be adversely affected by developments affecting the Korean economy.

      We generate substantially all of our revenue from operations in Korea. Our future performance will depend in large part on Korea’s future economic growth. Adverse developments in Korea’s economy or in political or social conditions in Korea may have an adverse effect on our number of subscribers, call volumes and results of operations, which could have an adverse effect on our business.

      In 1997 and 1998, Korea experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, Korea’s financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of Korea and various companies and financial institutions in Korea to below investment grade, although Standard & Poor’s, or S&P, and Moody’s raised the credit rating of Korea back to investment grade levels in early 1999. The current long-term foreign currency rating of Korea by S&P is A- and the current foreign currency rating on bond obligations of Korea by Moody’s is A3. Prompted by heightened security concerns stemming from nuclear weapons program of Democratic People’s Republic of Korea, or North Korea, Moody’s changed the outlook on the long-term ratings of Korea from positive to negative in February 2003.

      Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

      Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to Korean conglomerates, or chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the Dollar or Yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	another widespread outbreak of severe acute respiratory syndrome, or SARS, or any similar contagion, in Asia and other parts of the world;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

•	Any developments that could adversely affect Korea’s economic recovery will likely also decrease demand for our services and adversely affect our results of operations.

Depreciation of the value of the won against the dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

      Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 6.9% of our total consolidated long-term debt, including current portion, as of December 31, 2003; and

•	an increase in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.

      Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the Korea Stock Exchange. These fluctuations also will affect the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of:

•	dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.

      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States,

North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our common stock and the ADSs.

If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

      There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2003, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.5%, of our issued shares. As of December 31, 2003, a foreign investment fund and its related parties collectively held a 14.99% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and if such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom based on our foreign ownership level as of December 31, 2003 (which we believe was 47.0%), would reach 68.5%, exceeding the 49% ceiling on foreign shareholding. We also could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

      If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, if SK Corporation is considered a foreign shareholder, it may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. The amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. For a description of further actions that the MIC could take, see “Information on the Company — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

If our convertible notes are converted by foreign holders and the conversion would cause a violation of the foreign ownership restrictions of the Telecommunications Business Law, or in certain other circumstances, we may have to sell common stock in order to settle the converting holders’ conversion rights in cash rather than by issuing common stock to them, and these sales might adversely affect the market price of our common stock or ADRs.

      In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

Sales of SK Telecom shares by companies in the SK Group, POSCO and/or other large shareholders may adversely affect the prices of SK Telecom’s common stock and the ADSs.

      Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the shares of our common stock or the ADSs or our ability to raise capital through an offering of our equity securities.

      As of December 31, 2003, POSCO owned 4.9% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders”. Companies in the SK Group, which collectively owned 24.6% of our issued common stock as of December 31, 2003, may sell their shares of our common stock in order to comply with the Korean Fair Trade Act’s limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See “Information on the Company — Business Overview — Law and Regulation — Competition Regulation”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

      A new law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies listed on the Korea Stock Exchange (including us) for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law would become effective starting from January 1, 2005 with respect to companies whose total assets are equal to or greater than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.

      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock on deposit exceeds a specified maximum, which was 13,598,554 shares as of October 1, 2002, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock on October 7, 2002. See “Additional Information — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

      The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the U.S. Securities Act.

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

After the exchange of ADSs into the underlying common shares of the company, seller or purchasers of the underlying common shares may have to pay securities transaction tax upon the transfer of the shares.

      Under Korean tax law, transfer of the company’s common shares after the exchange of ADSs into the underlying common shares of the company will be subject to securities transaction tax (including an agricultural and fishery special tax) at the rate of 0.3% of the sales price if traded on the Korea Stock Exchange.

      Securities transaction tax, if applicable, generally must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. In case the sale takes place outside the Korea Stock Exchange, without going through a securities settlement company or a securities company, between two non-residents or between a non-resident seller and a Korean resident purchaser, the purchaser will have to withhold securities transaction tax at the rate of 0.5% of the sales price of the common shares.

      The failure to pay the securities transaction will result in a penalty of 10% of the tax due. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation. See “Additional Information — Taxation — Korean Taxation”.

Item. 4	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

      We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services. We served approximately 18.5 million subscribers throughout Korea as of April 30, 2004, including 17.5 million subscribers who owned data-capable handsets. As of April 30, 2004, our share of the Korean wireless market was approximately 52.0%, based on the number of subscribers.

      We provide our services principally through networks using CDMA technology. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps currently possible over our CDMA network. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services. As of April 30, 2004, approximately 15.8 million of our subscribers had handsets capable of accessing our CDMA 1xRTT network.

      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to CDMA 1xEV/ DO. CDMA 1xEV/ DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. CDMA 1xEV/ DO technology allows us to provide advanced wireless data services such as streaming color video and streaming audio services. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. We completed our CDMA 1xEV/ DO network upgrade in 84 cities in Korea at the end of 2003.

      In December 2001, we acquired a license to develop, construct and operate a wide-band code division multiple access, or W-CDMA, digital cellular network using 2 X 20 MHz of radio frequency spectrum (i.e., 20 MHz for transmissions from handsets to cell sites and 20 MHz for transmissions from cell sites to handsets) in the 2 GHz band. In May 2003, we merged SK IMT, a subsidiary established for the principal purpose of operating and developing our W-CDMA services, into SK Telecom because we felt that we could better manage the technology, marketing and operations of the W-CDMA business as one entity. We have commenced construction of the W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003.

      In January 2002, we acquired the remaining 29.6% interest in Shinsegi, the second wireless operator to introduce wireless voice services in Korea, which we did not yet own, and merged Shinsegi into SK Telecom. As a result of this merger, we now have a combined 2 X 25 MHz of spectrum in the 800 MHz range.

      In 2003, we commenced construction of our W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003.

      On May 24, 2004, we had a market capitalization of approximately Won 15.9 trillion (US$13.5 billion) or approximately 4.4% of the total market capitalization on the Korea Stock Exchange, making us the second largest company listed on the Korea Stock Exchange based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

      We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd., under the laws of Korea. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997.

      Our registered office is at 99 Seorin-dong, Jongro-gu, Seoul 110-728, Korea and our telephone number is 82-2-2121-2843.

Our Business Strategy

      We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and that the industry will be characterized by rapid technological change, reduced regulatory barriers and increased competition. Our business strategy is to enhance shareholder value by maintaining and consolidating our leading position in the Korean market for wireless services, including voice, data and Internet services. As the Korean market continues to mature, we will continue to focus on these core businesses in order to expand and enhance the range and quality of our wireless telecommunications services. Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services. We are expanding the geographic coverage and subscriber capacity of our existing CDMA 1xRTT network and are progressively upgrading this network to employ CDMA 1xEV/ DO technology, capable of data transmission at speeds of up to 2.4 Mbps.

•	Offer a broad range of new and innovative wireless data and Internet services. Through our integrated wireless and on-line portal, NATE, we plan to continue expanding the range of our wireless data and Internet services with a view to increasing revenue from these services. Our strategy includes the introduction of sophisticated multimedia services (such as June, a premium wireless data service that provides streaming multimedia video content through our CDMA 1xEV/ DO technology), mobile commerce services (such as Moneta and Liquid Screen Small Payment Service, wireless credit and payment systems which allow subscribers to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets) and mobile finance services (such as Nemo, a mobile payment solution which allows subscribers to transfer money from their accounts to the accounts of other Nemo subscribers by typing in the recipient’s wireless handset number) that can be accessed using handsets and other devices such as personal computers, personal digital assistants and vehicle mounted terminals.

•	Retain and capitalize on our large, high-quality wireless subscriber base. With approximately 18.5 million subscribers as of April 30, 2004, we have the largest wireless subscriber base in Korea. We focus on maintaining and expanding our high-quality subscriber base through the provision of enhanced wireless services, particularly advanced wireless data and Internet based applications, at higher speeds than previously available. As part of this strategy, we encourage our CDMA subscribers to migrate to our CDMA 1xRTT network.

•	Position ourselves to be a leader in implementing new and improved wireless technologies. We pursue a research and development program designed to allow us to implement new wireless technologies as market opportunities arise. We operate a network research and development center which is focused on wireless network design, digital cellular technologies and wireless telecommunications applications. This center includes a research team that is helping to develop fourth generation wireless technology, which is expected to enable wireless data transmission at speeds of up to 155 Mbps, 70 times faster than 3G technology. We have acquired a license to develop and operate a W-CDMA network using 2 X 20 MHz of spectrum in the 2 GHz band. We have commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003.

Merger with Shinsegi

      In a series of transactions between December 1999 and April 2000, we acquired a 51.2% interest in the common stock of Shinsegi. In subsequent transactions between March and September 2001, we increased our interest to 70.4%. On January 13, 2002, Shinsegi merged into SK Telecom. Shinsegi’s business has been fully integrated into our business.

      The attractiveness of our merger with Shinsegi derived in large measure from the synergies, growth opportunities and cost savings we hope to achieve by integrating Shinsegi’s former operations and customer base with those of SK Telecom and our plans to use the spectrum formerly owned and operated by Shinsegi in SK Telecom’s networks.

      In 2001, we began integrating Shinsegi’s operations with those of SK Telecom. In 2002, we completed the following steps to realize additional benefits from our merger with Shinsegi:

•	Decommissioned Shinsegi’s former network and transfer Shinsegi’s former subscribers to SK Telecom’s networks. We have allowed transferred subscribers to continue receiving services under their existing rate plans. However, after the merger, no new subscribers have been accepted under Shinsegi’s plans and further marketing efforts have been limited to the SK Telecom brands. Shinsegi’s subscribers did not have to purchase new handsets, were allowed to use the same telephone numbers assigned to them and had access to the same services as before the merger.

•	Re-allocated the spectrum formerly used by Shinsegi’s network to SK Telecom’s CDMA and CDMA 1xRTT networks.

•	A portion of Shinsegi’s former network equipment was re-deployed in SK Telecom’s CDMA network or sold for use outside Korea. The remainder of Shinsegi’s former network equipment was discarded and written off and an impairment loss of Won 185.8 billion was recorded in 2002.

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

      To complement the services we provide to our subscribers in Korea, we have entered into roaming service agreements with various foreign wireless telecommunications service providers, including Verizon Wireless, Sprint and Alltel in the United States, KDDI in Japan, Telstra in Australia, China Unicom in China, Hutchison Telecom in Hong Kong, Telecom New Zealand in New Zealand, Telus Mobility and Bell Mobility in Canada, Guamcell in Guam, Guamcell in Saipan, Hutchison CAT Wireless Multimedia in Thailand, Iuacell in Mexico, VIVO in Brazil, Telefonica Moviles del Peru in Peru, Pelephone in Israel, Asia Pacific Broadband Wireless in Taiwan and Mobile 8 in Indonesia.

      In order to enhance our ability to provide wireless data services to our customers, we constructed and are expanding a new wireless network based on CDMA 1xRTT technology. CDMA 1xRTT is an improved code division multiple access add-on technology which allows wireless data transmission at speeds of up to 144 Kbps compared to 64 Kbps for CDMA technology. Subscribers to our new CDMA 1xRTT based services, in addition to having access to our wireless data services at higher speeds, also have access to other enhanced wireless data applications, such as the ability to download music videos from the Internet to their handsets. To enjoy these services, subscribers must purchase CDMA 1xRTT-capable handsets. As of April 30, 2004, approximately 15.8 million of our subscribers owned handsets capable of accessing our CDMA 1xRTT network. Over time, we intend to continue migrating our existing CDMA subscribers to this new network.

      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/ DO. CDMA 1xEV/ DO is a CDMA-based technology, which enables data to be transmitted at speeds up to 2.4 Mbps, which is 16 times faster than CDMA 1xRTT’s maximum transmission speed. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. CDMA 1xEV/ DO technology allows us to provide advanced wireless data services such as streaming color video and streaming audio services. We completed the expansion of our CDMA 1xEV/ DO network in 84 cities in Korea at the end of 2003. The CDMA 1xEV/ DO technology allows us to provide wireless data services which require faster transmission speeds to our subscribers, as well as allow us to use our spectrum more efficiently.

Wireless Internet Services

      We are a world leader in developing and commercializing wireless Internet services. We were the first in the world to commercialize CDMA 1xRTT and CDMA 1xEV/ DO technologies and are a pioneer in developing and commercializing various wireless commerce services. In terms of revenue, we are the leading wireless Internet service provider in Korea. We have also demonstrated a pilot service of the next generation 2.3 GHz Portable Internet Service that allows users to surf the Internet at an average speed of 1Mbps.

On Line Services and Internet Access

      We offer a wide variety of Internet content and services as well as provide our wireless subscribers access to the Internet.

      Under our brand name “NATE”, we offer our wireless subscribers access to the Internet, where subscribers can access a wide variety of content including current news and stock quotes and other information, as well as have access to a wide variety of services including securities trading as well as online banking services. Subscribers can purchase goods and services through their wireless devices as well as send and receive email and have access to various third party Internet websites configured to work with wireless technology. Subscribers access NATE using wireless application protocol, or WAP, technology. WAP is a technology that allows wireless data transmission and has been adopted by over 200 major telecommunications operators worldwide. As of April 30, 2004, approximately 17.1 million, or 92.2%, of our subscribers owned WAP-enabled handsets including approximately 15.8 million, or 85.2%, of which are capable of accessing our CDMA 1xRTT network.

      Under our “NATE.com” brand name, we offer a portal service at our website, www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as those content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. Nate.com offers a wide variety of content and services, including an Internet search engine as well as access to free email accounts. In the month of February 2004, approximately 10.1 million users have visited this website at least once.

      We offer an instant messaging service to our Nate.com and NATE users. This service, which we call “NATE-ON” allows users to chat online through a variety of devices, including personal computers, wireless handsets and personal digital assistants. We continue to seek to introduce new wireless data services and innovations with a view to increasing revenue from these businesses.

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

Financial Enabler

      In April 2002, we introduced Moneta, a wireless credit and payment system, which allows holders of mobile credit cards to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets instead of a traditional plastic credit card with a magnetic stripe. The wireless handset contains an infrared transmitter which transmits transaction information to the merchant’s reader system. Users do not need to manually enter their credit card number when they make payments using this system. The system is based on an international technological standard developed by Europay, Mastercard and Visa. We receive a fee from the card issuer for each card issued and a transaction fee, based on the transaction value, for each transaction effected using the mobile commerce card. In May 2002, we entered into a technological cooperation agreement with Visa pursuant to which Visa has agreed to adopt our wireless credit and payment system as the international standard for Visa’s worldwide operations. In addition, we have established payment system with major department stores and discount stores (such as E-Mart) and affiliated merchant stores (such as Starbucks and TGI). We currently plan to expand the commercial use of Moneta payment system to 70% of affiliated merchant stores by the end of 2004.

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

      In August and November 2003, we launched Mobile Trading System and Stock Investment Information Service, respectively. Unlike other trading services where customers had to use stock trading programs and terminals designated by securities firms, the Mobile Trading System service provides a program that permits customers to carry out a variety of stock trading, including futures, options and ECN trading transactions anytime through a universal software.

      In December 2003, we entered into a memorandum of understanding with Shinhan Bank, Chohung Bank, Woori Bank and Hana Bank for chip-based mobile banking services. The services offered in conjunction with Shinhan Bank, Woori Bank and Chohung Bank were launched in March 2004. We are considering entering into similar alliances with regional banks in Korea. Through this service, we plan to introduce e-bankbook services as well as a variety of e-commerce services.

Multimedia

      In November 2002, we introduced June, a wireless data service that provides multimedia content through streaming method using our CDMA 1xEV/ DO technology. Content provided through the June service includes Video on Demand (VOD), Music on Demand (MOD), TV broadcastings and multimedia messaging. June furnishes subscribers with real-time news aired by a Korean news channel and permits subscribers to view regular TV programs aired by the four main domestic broadcasting stations on cellular phones. In addition, subscribers to June can access the Internet through NATE, our wired and wireless integrated Internet platform. As of April 30, 2004, June had 2.5 million subscribers.

      In September 2003, we also invested in a satellite-based digital multimedia broadcasting (DMB) business, a service which allows broadcasting of multimedia content through transmission by satellite to various wireless channels, including to satellite DMB handsets. With this technology, our subscribers would be able to view satellite TV broadcasts on their cellular handsets or from their cars. We launched the satellite in March 2004. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals that have yet to be obtained, our current expectations are to begin commercial service by August 2004. We believe that this business, if implemented, will enable us to improve the breadth of services that we already offer and remain competitive in the face of increasing convergence in the telecommunications, finance and broadcasting industries. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Requirements and Resources”, “— Other Investments and Relationships” and “Key Information — Risk Factors — Our business environment requires us to continually invest in the growth of our business, and as a result, we may make significant investments in new businesses and regions, including businesses and regions in which we have limited experience.”

Other Products and Services

Handset Manufacturing

      Through our subsidiary, SK Teletech Co., Ltd., of which we owned 61.7% at December 31, 2003, we design, market and sell digital handsets under the brand name “Sky”. The handsets are principally manufactured by third parties under contracts with SK Teletech. We established SK Teletech together with Kyocera Corporation of Japan, which, as of December 31, 2003, held a significant minority interest in SK Teletech. We increased our stake in SK Teletech to 89.1% in March 2004. Currently, all of SK Teletech’s domestic sales of digital handsets are to our affiliate, SK Networks, which distributes them principally to our network of dealers for sale to our subscribers and other consumers. Due to an FTC-imposed condition to our acquisition of Shinsegi, until the end of 2005, SK Teletech may not sell more than 1,200,000 handsets (excluding W-CDMA handsets) per year to SK Telecom and its affiliates.

International calling services

      Through our 90.8% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre-and post-paid card calling services, bundled services for corporate customers, voice services using internet protocol, Web-to-phone services, and data services. SK Telink handled approximately 546 million total call minutes in 2003, which generated Won 101.0 billion in revenues. In 2000, we established SK Telink America, Inc., to extend our international telecommunications service to the United States. We closed down our business operations of SK Telink America, Inc. in June 2003 because the business proved to be unprofitable. We recorded US$1.2 million in losses relating to impairment of our investment in common stock of SK Telink America, Inc. in our consolidated financial statements for 2003.

Telematics

      In February 2002, we introduced a Telematics service called NATE Drive. NATE Drive is an interactive communication service designed to guide vehicle drivers using the satellite-based global positioning system (GPS) and a wireless network to provide drivers with real-time location and traffic information. In April 2002, we entered into an agreement with Renault Samsung Motors and Samsung Electronics to jointly develop a Telematics business and launched a commercial product in September 2003. Pursuant to the agreement, we provide the cellular phone network and NATE Drive service, Samsung Electronics provides Telematics terminals for vehicles and Renault Samsung Motors installs Telematics-enabled terminals in the vehicles it sells.

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

      The W-CDMA license was awarded by the MIC to SK IMT on December 4, 2001. The total license cost to SK IMT was Won 1.3 trillion. SK IMT paid Won 650 billion of this amount in March 2001, and we are required to pay the remainder of the license cost in annual installments from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements. In accordance with the terms of the license, we commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. Currently, we have less than 500 subscribers for our W-CDMA service. We believe that we are currently in compliance with all material terms of the license.

      On April 30, 2003, the MIC approved the proposed merger of SK IMT into SK Telecom, subject to the satisfaction of certain conditions imposed by the MIC to ensure fair competition and to protect customer interests. We believe that we have satisfied these conditions. In addition, if such merger is determined by the MIC to seriously impair fair market competition or harm subscribers due to factors such as increased market share or discrimination between cellular subscribers and W-CDMA service subscribers, the MIC may implement additional measures to remedy such situation.

      On May 23, 2003, we selected Samsung Electronics to supply W-CDMA network equipment in respect of our W-CDMA services in Seoul (which we commenced at the end of 2003) and LG Electronics to supply W-CDMA network equipment which will be used to provide our W-CDMA services in areas to be decided by us at a later date. In addition, we are currently negotiating with Nortel, our pre-selected potential supplier, in order to ensure the adequate and timely supply of W-CDMA network equipment to us. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/ DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. See “Key Information — Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.

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

	As of and for the Year Ended December 31,

	2001(1)(2)		2002(1)(2)		2003

	(In billions of Won)
Initial Connection Fees	W	146.7	W	230.4	W	176.6
Monthly Access Fees		2,733.8		3,055.4		3,132.2
Usage Charges		3,071.2		3,415.6		3,615.1
Interconnection Revenue		1,339.9		1,043.2		1,017.1
Revenue from Sales of Digital Handsets(3)		702.4		534.0		612.0
Other Revenue(4)		209.0		878.2		1,538.8

Total	W	8,203.0	W	9,156.8	W	10,091.8

Additional Facility Deposits	W	74.0	W	11.0	W	5.0
Refunded Facility Deposits		79.2		20.6		7.7
Facility Deposits at Period End		56.5		46.9		44.2

(1)	Information as of and for the year ended December 31, 2001 includes information as of and for the year ended December 31, 2001 for Shinsegi.

(2)	The following table sets forth information regarding Shinsegi’s cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of and for the
	Year Ended
	December 31, 2001

	(In billions of Won)
Initial Connection Fees	W	33.4
Monthly Access Fees		590.0
Usage Charges		548.9
Interconnection Revenue		269.0
Revenue from Sales of Digital Handsets		376.1
Other Revenue		78.5

Total	W	1,895.9

Additional Facility Deposits		15.1
Refunded Facility Deposits		14.9
Facility Deposits at Period End		6.8

*	Other revenue includes revenue from value-added services offered by Shinsegi, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.

(3)	Our revenue from handset sales consists of sales by our subsidiary, SK Teletech.

(4)	Other revenue includes revenue from value-added services, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.

      On their initial subscription, we charge our new customers an initial connection fee for service activation. After their initial connection, we require our customers to pay a monthly access fee and usage, or airtime, charges for outgoing calls and access to wireless data services. Prior to April 1, 1999, all network service providers had mandatory subscription periods. However, since April 1, 1999, in accordance with MIC guidelines, new wireless service subscribers cannot be subjected to any mandatory subscription periods. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT Corporation and other companies for calls from the fixed-line network terminating on our networks and, since 2000, interconnection revenues from other wireless network operators. See “— Interconnection”. Monthly access fees for some plans include free airtime and/or discounts for designated calling numbers.

      SK Telecom currently offers six basic types of service plans: the Speed011 rate plans, the TTL plans, the Ting plans, the UTO plans, the CARA plans and the long-term contract discount plans. We also offer June plans, designed for multimedia wireless data service using CDMA2000 1xEV-DO technology, and Free plans offering free airtime on weekends or between 12 a.m. and 6 a.m. on weekdays for an additional monthly fee of Won 10,000 to Won 15,000.

      Higher rate plans generally include a fixed monthly amount of usage time while the lower rate plans are generally usage-based. The monthly access fees for the Speed011 plans range from Won 12,000 to Won 15,500, and generally target the adult market segment. The monthly access fees for the TTL plans range from Won 16,000 to Won 17,500 and target young adults between the ages of 19 and 24. The monthly access fees for the Ting plans range from Won 13,500 to Won 16,000 and generally target youths between the ages of 13 and 18. The monthly access fees for the UTO plans range from Won 15,000 to Won 18,000 and generally target wireless users between the ages of 25 and 35.

      Following the successful 2001 launch of the Ting plans and the UTO plans, we introduced a new service plan, CARA in August 2002. The monthly access fees for the CARA plans range from Won 13,500 to Won 18,000 and is exclusive to female subscribers. CARA plans offer benefits designed for women, such as discounts to hair salons, spas, on-line shopping, restaurants and offers free gift certificates and discounts for Lotte department store, women’s magazines, personal hygiene products and travel packages.

      In November 2002, we introduced the June plans, a new set of rates designed for subscribers using our CDMA 1xEV/ DO service. These plans charge monthly access fees of between Won 9,500 and Won 50,000. Under a standard rate plan, subscribers to June are charged based on the amount of data transmitted, measured in packets of 512 bytes. The rates per packet differ according to the type of content.

      In January 2004, we introduced discount plans for subscribers committing to long-term contracts with a duration of 18 months or 24 months based on usage levels. Subscribers with the highest usage per month (whose monthly charges are above Won 70,000) on a two-year contract benefit from the highest level of discount.

      After discussions with the MIC, effective from January 1, 2003, we reduced our Speed011 Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. See “Operating and Financial Review and Prospects — Overview”.

      For all calls made from our subscribers’ handsets in Korea to any destination in Korea, we charge usage fees based on the subscriber’s cellular rate plan (as described in the table below). The fees are the same whether the call is local or long distance. With respect to international calls placed by a subscriber, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “— Interconnection”.

      The following table summarizes some of SK Telecom’s cellular rate plans as of December 31, 2003:

				Peak Usage		Off-Peak Usage		Night-Time
	Monthly		Included Airtime/	Charges		Charges		Usage Charges
	Access fee		Discount(1)(2)	(per 10 seconds)(2)		(per 10 seconds)(2)		(per 10 seconds)

Speed 011 Plans
Standard	W	14,000-15,500	10 minutes	W	20	W	13	W	10
Premium		52,000-55,000	380 minutes		17		11		9
Family		14,000	5 minutes		18		12		9
Silver(3)		12,000	30 minutes		38		38		38
View(4)		9,100	10 minutes		60		60		60
TTL Plans
TTL Discount(5)		16,000-17,500	7 minutes		9-21		9-20		9-12
Ting Plans
Ting		13,500-16,000	50-60 minutes		12-37		12-24		9-18
UTO Plans
Time Plan & Number Plan		16,000-18,000	Free text messages		21		17		12-13
Leisure		15,000-16,500	Free text messages		40		9		9
Cara Plans
Standard		14,000-15,500	10 minutes		20		13		10
			7 minutes and
Daytime discount		14,000-15,500	30% discount		34		15		15
Discount on Designated Numbers		13,500-15,000	7 minutes and 40% discount		36		18		18
June Plans(6)
June 95		9,500	(7)
June 150		15,000	(8)
June 250		25,000	(9)
June 350		35,000	(10)
June 500		50,000	(11)
“Free Plans”
Free Holiday		—	(12)
Free Eleven		—	(13)

(1)	Discounts may include free text messages, ring tone downloads, colorings and NATE minutes.

(2)	Excludes a 5% discount on domestic calls for customers who have subscribed to our cellular services for over 2 years; a 7% discount for customers who have subscribed to our cellular services for 3 to 4 years; and a 10%, discount for customers who have subscribed to our cellular services for over 5 years.

(3)	Subscribers must be 65 years old or older and each subscriber is limited to one silver Plan.

(4)	Plan for hearing and speech impaired subscribers. Additional benefits include free activation and 35% discount for voice service, data service and text messages.

(5)	Includes TTL plan for designated numbers, designated area and TTL plan for couples.

(6)	June plan is only applicable to data services. Subscribers who elect June plans must also subscribe to one of the basic plans.

(7)	Includes 13,500 kilobytes of data; 50% discount on additional data.

(8)	Includes 27,500 kilobytes of data; 70% discount on additional data.

(9)	Includes 75,000 kilobytes of data; 80% discount on additional data.

(10)	Includes 135,000 kilobytes of data; 85% discount on additional data.

(11)	Includes 250,000 kilobytes of data; 90% discount on additional data.

(12)	11 hours of free weekend airtime for an additional Won 10,000 per month.

(13)	11 hours of free airtime exceeding the average number of minutes used November and December 2003 for an additional Won 15,000 per month.

      We offer a variety of value-added services including voice-activated calling, voice mail, text messaging, caller ID and call waiting. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services.

      We offer wireless data services to our subscribers through NATE. Subscribers using SK Telecom’s CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a per-use basis. Standard rates for NATE range from Won 7 to Won 15 for ten seconds of airtime. Since April 23, 2001, subscribers using our CDMA 1xRTT network are charged based on the amount of data that is transmitted to the subscriber’s handset. The data transmitted is measured in packets of 512 bytes. We charge Won 6.5 per text packet and Won 1.3 per multimedia packet. Prior to April 23, 2001, our CDMA 1xRTT subscribers were charged time-based fees.

      We offer wireless multimedia data services through June. Under a standard rate plan, subscribers to June are charged based on the amount of data transmitted, measured in packets of 512 bytes. The rates per packet differ according to the type of content. Text data, voicemail, VOD/ MOD and Internet service are charged at Won 6.5, Won 2.5, Won 1.3 and Won 1.5 per packet, respectively. For a limited time until the end of June 2003, subscribers were allowed to elect to pay a fixed monthly fee for a certain amount of airtime and be charged for data usage per content, ranging from Won 200 to Won 1,500. We offered this special rate plan to promote this new service.

      We generally require new subscribers (other than some corporate and government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company may elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We pay a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later elects the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.8 billion as of December 31, 2000 to Won 44.2 billion as of December 31, 2003. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

      Because we have been designated by the MIC as a “market dominant service provider”, our establishment or amendment of fees, charges, and terms and conditions of service, including promotional rates and facility deposits, requires prior approval by the MIC.

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

Subscribers

      We had 18.5 million subscribers as of April 30, 2004, representing a market share of 52.0%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our digital network, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	until June 2000, when the MIC prohibited subsidies on handset sales, the decline in handset prices in Korea through the payment of subsidies to subscribers, which effectively lowered the cost of initiating service;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, caller ID, three-way calling and wireless data and Internet services provided by NATE; and

•	our acquisition of Shinsegi.

      The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,

	2001		2002	2003

Subscribers	15,179,063	(1)	17,219,562	18,313,153
Subscriber Growth Rate	5.0%		13.4%	6.4%
Activations	3,822,278	(2)	4,769,612	3,688,312
Deactivations	3,095,898	(3)	2,729,113	2,594,721
Average Monthly Churn Rate(4)	1.8%		1.4%	1.2%

(1)	Includes 3,311,774 Shinsegi subscribers as of December 31, 2001.

(2)	Includes number of activations for Shinsegi, which amounted to 810,585 for the year ended December 31, 2001.

(3)	Includes number of deactivations for Shinsegi, which amounted to 1,016,642 for the year ended December 31, 2001.

(4)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

      We had 18.3 million subscribers as of December 31, 2003. For the year ended December 31, 2003, we had 3,688,312 activations and 2,594,721 deactivations, representing an average monthly churn rate of 1.2% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

      Our subscriber growth rate was adversely affected by actions we took to comply with certain requirements of the FTC regarding our acquisition of Shinsegi. The FTC approved our acquisition of Shinsegi on the condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. We are not currently subject to any market share limitations; however, on May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurances that the Government will not impose restrictions on our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded. As a result, our subscriber growth rate may decline in future periods.

      In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom first, starting from January 1, 2004. According to MIC data, following the implementation of the number portability system, 305,267, 183,876, 214,232 and 261,654 of our subscribers transferred to the services of our competitors in January 2004, February 2004, March 2004 and April 2004, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel and LG Telecom will be required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively.

      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from 2004. All new subscribers were given the “010” prefix starting in January 2004. The following table sets forth, based on MIC data, new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004:

Number of New Wireless Subscribers/ Percentage of
New Wireless Subscribers

Month	SK Telecom	KT Freetel	LG Telecom

January 2004	382,420/ 42.1%	375,181/ 41.3%	149,737/ 16.5%
February 2004	422,816/ 43.6%	329,066/ 33.9%	218,435/ 22.5%
March 2004	405,199/ 39.0%	356,003/ 34.3%	276,537/ 26.6%
April 2004	448,997/ 41.2%	330,441/ 30.3%	309,736/ 28.4%

      As of April 30, 2004, approximately 17.1 million, or 92.2%, of our subscribers owned WAP-enabled handsets including approximately 15.8 million, or 85.2%, of which owned handsets capable of accessing our CDMA 1xRTT network.

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

      Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly access and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, which provides interest-free or low-interest loans of up to Won 1.0 billion with a repayment period of up to three years. From July 2004, the maximum amount of such loans will be reduced to Won 700 million.

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

      When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. We have implemented a range of marketing measures, including more extensive promotions to attract new customers as well as to encourage loyalty of our existing subscribers and discourage migration to other service providers. In 2001, advertising expenditures as a percentage of revenues amounted to 4.1%, principally for promotion of our voice and wireless data services. Our marketing expenses were lowered during the first half of 2001 due to the elimination of handset subsidies and our efforts to satisfy the FTC-imposed condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and thus, we are not subject to any market share limitations. In 2002 and 2003 advertising expenditures amounted to 4.1% and 3.7% of our revenues, respectively.

      In March 2004, we entered into a Won 120 billion agreement with IBM Business Consulting Services for a term of two years in connection with our efforts to improve our marketing system. IBM will implement a new process and application infrastructure consisting of a new customer relationship management system, as well as billing, partner relationship management and content management systems.

Interconnection

      Our networks interconnect with the public switched telephone networks operated by KT Corporation, Hanaro Telecom, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If the new service provider desires interconnection with the networks of incumbent service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a government agency under the MIC. We estimate that approximately 43.1% in 2001, approximately 39.7% in 2002 and approximately 37.9% in 2003 of our incoming and outgoing calls originated from or were routed to the networks of KT Corporation and Hanaro Telecom or the international gateways of KT Corporation, DACOM and Onse. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 2000 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees were derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. The MIC is expected to introduce a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004. See “— Law and Regulation — Interconnection” and “Operating and Financial Review and Prospects — Overview — Revenue”.

      For 2002, our total interconnection revenues were Won 1,043.2 billion and our total interconnection expenses were Won 752.1 billion. For 2003, our total interconnection revenues were Won 1,017.1 billion and our total interconnection expenses were Won 771.5 billion.

Domestic calls

      Guidelines issued by the MIC require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. The interconnecting parties are required to calculate the relevant imputed costs on an annual basis. In the event of a dispute regarding the imputed costs, the Korea Communications Commission is empowered to act as arbitrator.

      Wireless-to-Fixed-line. According to our interconnection arrangement with KT Corporation, for a call from our wireless network to KT Corporation’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT Corporation the interconnection charges based on KT Corporation’s imputed costs.

      Fixed-line-to-Wireless. In December 1997, the MIC announced new interconnection arrangements for calls from a fixed-line network to a wireless network. Under these arrangements, effective January 1, 1998, for a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator was to collect our usage fee from the fixed-line user and pay us an interconnection charge based on our related revenue. Interconnection with KT Corporation accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

      For 2000, KT Corporation’s payments to network service providers were calculated based on a discount of 7.76% to our actual imputed costs in 1998 and for 2001, a discount of 14.92%. According to this calculation, KT Corporation was required to pay interconnection charges of Won 68.94 per minute (exclusive of value-added taxes) for fixed-line to mobile calls to network operators in 2000 and Won 63.59 per minute in 2001.

      In April 2002, the MIC announced new interconnection arrangements effective January 1, 2002 which reduced the interconnection fees payable among Korean wireless operators by between 10.2% and 28.1%, depending upon the operators involved. For 2002, KT Corporation’s payments to network service providers were calculated based on a discount of 28.1% to our actual imputed costs for 2000. According to this calculation, KT Corporation was required to pay interconnection charges of Won 45.7 per minute (exclusive of value-added taxes). This was reduced to Won 41.0 per minute for 2003. The MIC determines the charges and notifies the wireless operators.

      Wireless-to-Wireless. The MIC did not determine interconnection charges for calls between wireless telephone networks in Korea prior to 2000; instead, the interconnection charges were negotiated among the operators. The MIC implemented interconnection charges for such calls starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from SK Telecom’s imputed cost, which was Won 45.7 per minute for 2002. This was reduced to Won 41.0 per minute for 2003. The charge for 2004 has not been determined yet. Our revenues from the wireless-to-wireless charge were Won 365.6 billion (including Won 86.1 billion for Shinsegi) in 2000, Won 435.2 billion (including Won 86.6 billion for Shinsegi) in 2001, Won 350.9 billion in 2002 and Won 412.2 billion in 2003. Our expenses from these charges were Won 429.6 billion (including Won 106.7 billion for Shinsegi), Won 496.0 billion (including Won 105.5 billion for Shinsegi) in 2001, Won 482.7 billion in 2002 and Won 518.2 billion in 2003. The charges above have been agreed among the parties involved and confirmed by the MIC.

International calls

      With respect to international calls, if a call is initiated by a wireless subscriber, we bill the wireless subscriber for the international charges of KT Corporation, DACOM or Onse, and we receive interconnection charges from such operators. If an international call is received by our subscriber, KT Corporation, DACOM or Onse pays interconnection charges to us based on our imputed costs.

International roaming arrangements

      We currently have CDMA automatic roaming agreements with several wireless telecommunications service providers, including Verizon Wireless, Sprint and Alltel in the United States, KDDI in Japan, Telstra in Australia, China Unicom in China, Hutchison Telecom in Hong Kong, Telecom New Zealand in New

Zealand, Telus Mobility and Bell Mobility in Canada, Guamcell in Guam, Guamcell in Saipan, Hutchison CAT Wireless Multimedia in Thailand, Iuacell in Mexico, VIVO in Brazil, Telefonica Moviles del Peru in Peru, Pelephone in Israel, Asia Pacific Broadband Wireless in Taiwan and Mobile 8 in Indonesia. We plan to enter into similar arrangements with other wireless telecommunications service providers.

      We have also begun to introduce inter-standard roaming which allows our subscribers to roam on networks employing GSM technology and vice-versa. From March 2002, we have established a roaming arrangement with Telefonica Moviles Espana S.A. of Spain. Under this arrangement, GSM subscribers can use their own SIM cards (Subscriber Information Module Card) with CDMA handsets that are compatible with such GSM SIM cards by renting such CDMA handsets from us. Roaming users are able to receive calls made to their normal mobile telephone numbers. We are seeking to enter into these arrangements with many GSM operators worldwide. As of April 30, 2004, we had entered into inter-standard roaming agreements with 166 operators in 89 nations.

Digital Cellular Network

      We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks. SK Telecom operates a CDMA network which currently reaches approximately 99% of the population, and a CDMA 1xRTT network which currently reaches approximately 90% of the population. Shinsegi operated a CDMA network prior to its merger into SK Telecom that we completed decommissioning in July 2002.

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

      We completed decommissioning the CDMA network formerly owned and operated by Shinsegi in July 2002. In areas where Shinsegi’s former network no longer operates, Shinsegi’s former subscribers are able to roam on SK Telecom’s CDMA network.

CDMA 1xRTT Network

      In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks) and constitutes what is sometimes referred to as a 2.5G network. As of December 31, 2003, our CDMA 1xRTT network currently covers 84 cities in Korea, approximately 90% of the population. In areas where the CDMA 1xRTT network is currently unavailable, CDMA 1xRTT-enabled handsets are capable of accessing the CDMA network.

      Unlike our CDMA network, our CDMA 1xRTT network has been designed to be upgraded in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/ DO. CDMA 1xEV/ DO is a CDMA-based technology, similar to CDMA 1xRTT, which enables data to be transmitted at speeds of up to 2.4 Mbps. This speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. We are expanding our CDMA 1xEV/ DO network and completed the upgrade in 84 cities in Korea as of the end of 2003. This network permits 3G capabilities. A significant portion of our capital expenditures is expected to be used for the future expansion and upgrading of our CDMA 1xRTT network as well as our CDMA 1xEV/ DO network. For details of our capital expenditure plans relating to CDMA 1xRTT, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

W-CDMA Network

      W-CDMA is a 3G level high capacity wireless communication system that is expected to enable us to offer a wider range of telecommunications services, including cellular, paging, data communications, video-conferencing, multimedia services and satellite communications. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/ DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. For more information about our capital expenditure plans relating to W-CDMA, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and for more information about risks relating to W-CDMA, see “Key Information — Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.

Network infrastructure

      The principal components of our wireless networks are:

•	cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	base station transceiver subsystems, which manage the radio transmission by the equipment located at one or more cell sites, including radio-channel management, message transport and hand-off of calls between cell sites;

•	switching stations, which switch calls to the proper destinations; and

•	leased lines, microwave links or other connections which link the switching stations, cell sites and the public switched telephone networks of KT Corporation and Hanaro Telecom.

      The following table sets forth some basic information about our wireless networks at December 31, 2003:

	Cell Sites	Switching Stations

CDMA Network (excluding CDMA lxRTT and CDMA 1xEV/DO)	5,094	56
CDMA 1xRTT Network and CDMA 1xEV/ DO	2,825	50
W-CDMA	390	2

      We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics, Hyundai Syscomm and Samsung Electronics. We have purchased from Samsung Electronics substantially all of the equipment for our CDMA 1xRTT network. Several manufacturers, including Samsung Electronics, Hyundai Syscomm, LG Electronics, Motorola Korea, Inc., and Sewon Telecom Ltd., currently produce handsets for use on our CDMA and CDMA 1xRTT networks. Samsung Electronics, SK Teletech and Motorola Korea, Inc. currently manufacture most of the handsets for use on our CDMA 1xEV/ DO Network.

      Under applicable Korean law, Korean fixed-line operators may not decline to provide leased line services to us without reasonable cause. We have completed installation of substantially all optical fiber lines between our switching stations. In addition, we own several microwave links in areas to serve certain sections of the network formerly owned and operated by Shinsegi. We have also installed optical fiber lines linking base stations with switching stations and other base stations. Where we have not installed optical fiber lines, we continue to use lines leased by us from KT Corporation. KT Corporation’s fixed charges for the leased lines are based on line capacity, length and type.

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

Other Investments and Relationships

      We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

Wireless Application Developers and Content Providers. As part of our strategy to develop additional applications and content for our wireless data services, we invest in companies which develop wireless applications and provide Internet content, including content accessible by users of our wireless networks. These investments include:

—	Information Technology and Content Providers. We hold investments in approximately 39 companies, with an aggregate book value of approximately Won 31.4 billion as of December 31, 2003, which develop technology and content for use in our fixed-line and wireless data and Internet businesses and for continuing development of our multimedia platforms and networks.

—	Joint Ventures. We own a 50% interest in a joint venture with Hewlett-Packard Company to support development of next generation wireless multi-media and mobile commerce services and a 50% interest in a joint venture with Qualcomm Incorporated, formed for the purpose of funding venture startup companies engaged in development and commercialization of new applications or services utilizing CDMA technology. We have committed to invest US$5 million in each of these ventures. As of December 31, 2003, we invested Won 5.9 billion in our joint venture with Qualcomm and Won 6.0 billion in our joint venture with Hewlett-Packard. In addition, pursuant to an agreement entered into on March 20, 2003, we established in December 2003, UniSK, a joint venture company with China Unicom, China’s second largest mobile phone operator and exclusive CDMA wireless service provider, to develop wireless Internet platform and content. We and China Unicom have a 49% interest and 51% interest, respectively, in UniSK. UniSK, which had an initial capitalization of US$6 million, commenced offering portal services in February 2004. In September 2003, we reached a business cooperation agreement with Teliasonera for the purpose of jointly developing and commercializing new businesses cross-licensing, partnership exchange and joint advancement into overseas markets. On September 16, 2003, we signed a memorandum of understanding with Alcatel for a joint development of a Mobile Payment Service by combining our Nemo with Alcatel’s Prepayment Instant Billing System.

—	Mobile Broadcasting Corporation. In September 2003, we entered into an agreement with Mobile Broadcasting Corporation, a wireless multi-media company in Japan, for the purposes of co-owing and launching a satellite for the satellite DMB business. MBCO is a developer and provider of content and technology related to wireless multimedia services and is planning to develop new services in Satellite DMB. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is expected to be approximately Won 100.8 billion. As of December 31, 2003, we have invested a total of Won 42.5 billion, and had a 13.5% interest in MBCO. We launched the satellite in March 2004. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals that have yet to be obtained, our current expectations are to begin commercial service by August 2004. See “Information on the Company — Multimedia”.

Foreign Wireless Telecommunications Operators. We have investments in the following wireless telecommunications operators:

—	Skytel. In July 1999, we acquired a 27.8% equity interest in Skytel, Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of December 31, 2003, Skytel had approximately 55,000 subscribers. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installing the equipment necessary to provide WAP service. Other investors have invested in Skytel. As a result, as of December 31, 2003, our equity interest in Skytel is 28.6%.

—	SLD Telecom. In a series of transactions during 2000, we entered the Vietnam CDMA market through the acquisition of a 53.8% equity interest of SLD Telecom Pte. Ltd. in return for an investment of US$1.35 million. SLD Telecom entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to provide CDMA service throughout Vietnam. We commenced CDMA service through Saigon Post & Telecommunication Service Corporation in July 2003. Under the business cooperation contract, SLD Telecom will contribute no less than $150 million to the investment capital for the joint CDMA business in Vietnam through 2016, which amount will include capital expenditures as well as contribution to the working capital. Our contribution amount will be determined according to our equity interests in SLD Telecom from time to time. We have invested US$29.4 million as of December 31, 2003 and plan to invest up to US$12.9 million in 2004.

Other Investments. Our other investments include:

—	Hanaro. As of December 31, 2003, we owned a 1.8% interest in the outstanding capital stock of Hanaro Telecom, a consortium led by DACOM which was awarded Korea’s second local fixed-line service license in 1997. On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, due to our stake in Hanaro Telecom. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% from 1.8% as of December 31, 2003.

—	Powercomm. We currently own a 5.0% interest in Powercomm Corporation with a book value as of December 31, 2003 of Won 68.4 billion. For more information, see note 3 of the notes to our consolidated financial statements. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea. We have no current plans to either increase or decrease our investment in Powercomm.

—	SKC&C. We currently own a 30.0% equity interest in SKC&C Co., Ltd. with a book value as of December 31, 2003 of Won 93.4 billion. SKC&C is an information technologies services provider. Substantially all of SKC&C’s revenue is generated from services provided to member companies of the SK business group, including us. We are party to several service contracts with SKC&C related to development and maintenance of our information technologies systems. See “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions”.

—	SK Group Japan Co., Ltd. In December 2001, we invested Won 5.3 billion in SK Group Japan Co., Ltd., a trading company. We held a 16.5% equity interest in SK Group Japan with an acquisition cost of Won 16.4 billion, which was written off due to an impairment. We expect that SK Group Japan will be dissolved by the end of 2004.

—	SK Communications. In August 2002, we purchased a 44.5% interest from Mirae Corporation in Lycos Korea, one of Korea’s leading Internet portals, for Won 12.3 billion. Subsequently, we subscribed for additional shares in Lycos Korea and increased our interest in Lycos Korea to 90.3%. Lycos Korea was renamed SK Communications after it acquired Netsgo Co., Ltd. and business rights to Nate.com service in November 2002. SK Communications subsequently consolidated services from Lycos and Nate.com to offer portal service on-line.

      In February 2001, we transferred our paging business to Real Telecom and received a 9.9% interest in Real Telecom, as well as convertible bonds with a principal amount of Won 9.5 billion. Such convertible bonds and accrued interest were exchanged for bonds issued by Real Telecom in May 2003 with a principal amount of Won 10.6 billion which can be converted into 371,018 shares of common stock of Real Telecom as of April 2004.

      We have from time to time engaged in discussions with several wireless telecommunications services providers about strategic relationships of various types and have certain technology development and sharing agreements with NTT DoCoMo and Sprint PCS.

Competition

      We were Korea’s only provider of cellular telecommunications services until April 1996, when Shinsegi began offering its CDMA service using 10 MHz of spectrum in the 800 MHz band under a license issued in 1994. In 1996, the Government issued three additional licenses to KT Freetel, LG Telecom and Hansol PCS to operate CDMA services, each using 10 MHz of spectrum in the 1700-1800 MHz band. Each of KT Freetel, LG Telecom and Hansol PCS commenced operation of its CDMA service in October 1997.

      Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably following its privatization. KT Corporation had a 46.9% interest in KT Freetel as of December 31, 2003.

      Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/ DO technology and other technologies such as W-CDMA and cdma2000, both of which are commonly referred to as third generation, or 3G, wireless technology. In October 2000, we launched the world’s first CDMA 1xRTT network, which enables us to provide advanced data services. Since then our two principal competitors, KT Freetel and LG Telecom, have also launched networks using CDMA 1xRTT technology. We completed the upgrading of our networks to CDMA 1xEV/ DO technology in 84 cities in Korea as of the end of 2003. KT Freetel has expanded its CDMA 1xEV/ DO network to cover 45 cities in Korea as of December 31, 2003. In addition, we and our competitors also have the rights to acquire licenses to provide 3G services using W-CDMA technology (in the case of us and KT Freetel) or cdma2000 technology (in the case of LG Telecom). Such networks are expected to support data transmission services with more advanced features and significantly higher data transmission rates than our principal data network, which uses a technology called CDMA 1xRTT. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/ DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. See “Key Information — Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.

      As of April 30, 2004, according to the MIC, KT Freetel and LG Telecom had 11.5 million and 5.5 million subscribers, respectively, representing approximately 32.4% and 15.6%, respectively, of the total number of wireless subscribers in Korea on such date. As of April 30, 2004, we had 18.5 million subscribers, representing a market share of approximately 52.0%. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002.

      For a description of the risks associated with the competitive environment in which we operate, see “Key Information — Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.

      Under current government regulations, as the designated market dominant service provider for wireless network services, we must obtain prior MIC approval for a change in our wireless telecommunications service rates, although our competitors may change their rates at their discretion. The MIC gave new entrants similar price advantages when DACOM started competing with KT Corporation in international long distance service in 1991 and domestic long distance service in 1996. On April 9, 2003, the MIC announced its plan to adopt a “reserved reporting” system for setting new rates as a measure to relax the stringent regulation on pricing. Under the “reserved reporting” system, we would have to report our proposed new rate plan with the MIC in order to change our rates. Unless the MIC objected to the proposed rate plan within a certain period of time, such rates would be automatically adopted. We believe that this system, if implemented, would give us greater flexibility in setting our wireless communications service rates in response to market conditions in a timely manner, but we can give no assurance that such a system will be adopted as currently contemplated, or at all, or that the rates allowed by such a system will allow us to remain profitable.

      For a description of our rates and subscription plans, see “— Revenues, Rates and Facility Deposits”. In addition, the FTC approved our acquisition of Shinsegi on two conditions. First, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and thus, we are not subject to any market share limitations. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2004, we had approximately 18.5 million subscribers, representing a market share of approximately 52.0%. Second, the FTC imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech, until December 31, 2005. This restriction does not apply to W-CDMA handsets.

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

Law and Regulation

Overview

      Korea’s telecommunications industry is subject to comprehensive regulation by the MIC, which is responsible for information and telecommunications policies, radio and broadcasting management, postal services and postal finances. The MIC regulates and supervises a broad range of communications issues, including:

•	entry into the telecommunications industry;

•	scope of services provided by telecommunications service providers;

•	allocation of radio spectrum;

•	setting of technical standards and promotion of technical standardization;

•	rates, terms and practices of telecommunications service providers;

•	customer complaints;

•	interconnection and revenue-sharing between telecommunications service providers;

•	disputes between telecommunications service providers;

•	research and development budgeting and objectives of telecommunications service providers; and

•	competition among telecommunications service providers.

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

      The MIC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control, or the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MIC may levy a monetary penalty of up to 3% of our revenues. A network services provider that wants to cease its business or dissolve must obtain MIC approval.

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

Rate Regulation

      Most network service providers must report to the MIC the rates and contractual terms for each type of service they provide, but generally set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the MIC. In each of the years in which this requirement has been applicable, the MIC has designated us, for wireless telecommunications service, and KT Corporation, for local telephone service, as dominant network service providers subject to this approval requirement. As a condition to its approval of SK Telecom’s merger with SK IMT, the MIC required that we submit the rates for our third generation mobile services using W-CDMA technology to MIC for approval prior to the launch of such services. The MIC’s policy is to approve rates if they are appropriate, fair and reasonable and if they are calculated in a transparent and appropriate manner. It may order changes if it deems the rates to be significantly unreasonable or against public policy.

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

Wireless Internet Network Co-Share

      In December 2002, the MIC implemented a wireless Internet network co-share system that permits the wireless application protocol gateway, or WAP Gateway, of a fixed-line operator to connect to a wireless network service provider’s IWF (inter-working function) device. IWF is a device that connects cellular network with an IP (Internet Protocol) network while WAP Gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system. We and Onse have not decided when to launch these services. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the services available on our NATE platform.

Contributions to Fund for Development of Information Telecommunications

      The MIC has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. For 2004, the MIC recommends that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC. Although these recommendations were not mandatory prior to 2002, we have in the past contributed recommended amounts. Our contribution to this fund in 2000 was Won 38.3 billion (including Won 0.6 billion for Shinsegi) based on the MIC recommendation of 1.5% of MIC-calculated revenues for 2000. Our contribution to this fund in 2001 was Won 23.0 billion (including nil for Shinsegi) based on the MIC-recommended minimum level of contribution of 1.0% of MIC-calculated revenues for 2001.

      In May 2002, the MIC announced significant changes to the government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales and recorded net profits for the previous year. Under the policy, the amount of the annual contribution does not need to exceed the net profit of each company. Our contribution to this fund in

2002 and 2003 was Won 58.6 billion and Won 64.4 billion based on the new MIC requirement of 0.75% of MIC-calculated revenues for 2002 and 2003, respectively.

Universal Service Obligation

      All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers whose net annual revenue is less than an amount determined by the MIC (currently set at Won 5 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens or contribute toward the supply of such universal services. The MIC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 30% discount of our monthly fee for cellular services to the handicapped and the low-income citizens. In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service provider’s costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to MIC guidelines which differ from our accounting practices). In 2002, we paid Won 28.9 billion, which was our estimated contribution amount based on our net annual revenue for our fiscal year 2001 pursuant to MIC guidelines. We received a refund in the amount of Won 1.8 billion from the MIC after calculating our required contribution amount based on our net annual revenue for our fiscal year 2001, which effectively reduced our actual contribution amount to Won 27.1 billion. In 2003, our contribution amount was Won 80.7 billion for our fiscal year 2002. Our contribution amount for 2004 has not yet been determined, but is expected to be Won 31.8 billion. In May 2004, the MIC stated that it may increase the contribution amount to be paid by us as a market-dominating business entity up to 10% of the total contributions. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Frequency Allocation

      The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give a public notice. The MIC also regulates the frequency to be used by each radio station, including our base stations, by the terms of its approval for each radio station. All of our frequency allocations are for an indefinite term. We pay fees to the MIC for our frequency usage which are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2001, 2002 and 2003 the fee amounted to Won 78.9 billion, Won 119.2 billion and Won 129.5 billion, respectively.

      In addition, we have paid Won 650 billion of the Won 1.3 trillion cost of the W-CDMA license in March 2001. We are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003.

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

      In addition, we qualify as a market-dominating business entity under the Korean Fair Trade Act. Accordingly, we are prohibited from engaging in any act of abuse, such as unreasonably determining,

maintaining or altering service rates, unreasonably controlling the rendering of services, unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers.

      Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC, such as ourselves, as a company in the SK Group, is generally required to limit its total investments in other domestic companies to 25.0% of its non-consolidated net assets. Investment in companies engaging in similar business is not included in calculating the 25% limit. Depending on the time frame in which such a company acquired shares in excess of the 25% ceiling, the FTC may issue corrective orders such as disposition of the shares held in excess of the 25.0% ceiling or the limitation on the voting rights for such shares and/or impose monetary sanctions. SK Telecom’s total investments in other domestic companies (excluding investments in Hanaro Telecom and Powercomm, companies engaging in similar business) amounted to Won 714.0 billion, or 5.2% of our consolidated net assets as of December 31, 2003.

Number Portability

      Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. KT Freetel and LG Telecom will be required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively.

      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting in January 2004. The following table sets forth, based on MIC data, new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004:

Number of New Wireless Subscribers/ Percentage of
New Wireless Subscribers

Month	SK Telecom	KT Freetel	LG Telecom

January 2004	382,420/ 42.1%	375,181/ 41.3%	149,737/ 16.5%
February 2004	422,816/ 43.6%	329,066/ 33.9%	218,435/ 22.5%
March 2004	405,199/ 39.0%	356,003/ 34.3%	276,537/ 26.6%
April 2004	448,997/ 41.2%	330,441/ 30.3%	309,736/ 28.4%

      For risks relating to number portability, see “Key Information — Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

Contribution to 114 Directory Service

      The MIC has been negotiating with network service providers on sharing the cost of providing 114 directory services through KT Corporation. Prior to 1998, this cost was shared among service providers through the NTS Participation Program. The NTS (Non-traffic Sensitive) Participation Program included both the Universal Service Provider Program and contributions to 114 directory service before it came to a halt due to disagreements between network service providers and the MIC. The MIC has determined

SK Telecom’s share of such cost for the period between 1998 and 2001 to be Won 40.6 billion, based on the number of calls made to 114 directory service through its network. KT Freetel and LG Telecom were charged Won 16.8 billion and Won 6.7 billion, respectively. This amount is to be paid in monthly installments over a 20-month period. Contribution to the 114 directory service for 2002, 2003 and 2004 have not been determined yet.

Foreign Ownership and Investment Restrictions and Requirements

      Because we are a network service provider, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49% of our voting stock. Effective from May 9, 2004, Korean entities where a foreign government or a foreigner (together with any of its related parties) (i) is the largest shareholder and (ii) owns 15% or more of the outstanding voting stock are deemed foreigners. If this 49% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation and the MIC may require other corrective action.

      As of December 31, 2003, SK Corporation owns 17,663,127 shares of our common stock, or approximately 21.5%, of our issued shares. As of December 31, 2003, a foreign investment fund and its related parties collectively held a 14.99% stake in SK Corporation. Effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom assuming foreign ownership level as of December 31, 2003 (which we believe was 47.0%), would reach 68.5%, exceeding the 49% ceiling on foreign shareholding.

      If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. Additionally, an amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Key Information — Risk Factors — If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us.”

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

Restrictions on Investment in Telecommunications Companies

      A newly adopted amendment to the Telecommunications Business Law, that has taken effect from May 9, 2004, provides for the creation of a Public Interest Review Committee under the MIC to review investments in or changes in the control of network services providers. The following events would be subject to review by the Public Interest Review Committee: (i) the acquisition by an entity (and its related parties) of 15% or more of the equity of a network services provider, (ii) a change in the largest shareholder of a network services provider, (iii) agreements by a network service provider or its shareholders with foreign governments or parties regarding important business matters of such network services provider, such as the appointment of officers and directors and transfer of businesses and (iv) a change in the entity that actually controls a network services provider. If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the MIC may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, effective from May 9, 2004, if a dominant network services provider (which would currently include us and KT Corporation) holds more than 5% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5% limit may not be exercised.

Patents and Licensed Technology

      Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Operating and Financial Review and Prospects — Research and Development”, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, in addition to applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. We also acquired a number of patents related to W-CDMA technology.

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

Organizational Structure

      We are a member of the SK Group (formerly the Sunkyong Group), whose members collectively owned in aggregate 24.6% of the shares of our issued and outstanding common stock as of December 31, 2003. The SK Group is a group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant subsidiaries

      We currently do not have any significant subsidiaries. For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

PROPERTY, PLANTS AND EQUIPMENT

      The following table sets forth certain information concerning our principal properties as of May 20, 2004:

	Approximate Area		Nature of
	in Square Feet	Primary Use	Interest

Seoul	369,786	Corporate Headquarters	Rental
Seoul	1,095,991	Regional Headquarters	Ownership
Seoul	384,190	Customer Service Center	Ownership
Taegu	332,060	Regional Headquarters	Ownership
Taejon	309,821	Regional Headquarters	Ownership
Kwangju	265,616	Regional Headquarters	Ownership
Pusan	373,479	Regional Headquarters	Ownership
Sungnam	482,722	Central Research and Development Laboratory	Ownership
Ichon	277,049	Training Center	Ownership
Wonju	116,427	Regional Headquarters	Ownership

      We are also in the process of constructing a new building with an area of approximately 82,624 square feet for use as our corporate headquarters in which we expect to have full ownership. We plan to relocate our corporate offices into the new building upon completion expected in 2004. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will need a significant number of new cell sites in connection with the expansion of our networks which is planned for 2004 and we expect to lease or acquire new sites as needed. We expect that we will need new cell sites in constructing our W-CDMA network. Our current plan is to share sites with our existing network and therefore do not at this time expect to have to obtain a significant number of new cell site locations. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “— Cellular Services”.

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

ITEM. 5	Operating and Financial Review and Prospects

      You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Note 32 of the notes to our consolidated financial statements provides a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2001, 2002 and 2003. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

      The following table sets forth certain revenue information about our wireless operations during the periods indicated:

	Year Ended December 31,

	2001		2002		2003

	(In billions of Won, except percentages)
Cellular Revenue:
Wireless Services(1)	W	6,160.7	W	7,579.6	W	8,462.7
Interconnection		1,339.9		1,043.2		1,017.1
Digital Handset Sales		702.4		534.0		612.0

Total Cellular Revenue		8,203.0		9,156.8		10,091.8
Other Revenue:
Paging Revenue(2)		8.8		—		—
International Calling Service(3)		85.9		101.6		97.4
Portal Service(4)		36.1		22.8		42.0
Miscellaneous		38.1		42.8		40.9

Total Other Revenue		168.9		167.2		180.3

Total Operating Revenue:	W	8,371.9	W	9,324.0	W	10,272.1

Cellular Revenue as a percent of Total Revenue		98.0%		98.2%		98.2%
Total Operating Revenue Growth		12.8%		11.4%		10.2%

(1)	Wireless service revenue includes initial connection fees, monthly access fees, usage charges, international charges, wireless Internet service fees, value-added-service fees and interest on overdue subscriber accounts (net of telephone tax).

(2)	Prior to March 2001, we also earned revenue from initial connection fees and monthly access fees, usage charges and value-added service fees paid by our subscribers for our paging services. In March 2001, we sold our entire paging business to Real Telecom in exchange for 9.9% of Real Telecom’s newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom. Consequently, the results of the paging business are no longer included in the revenue from March 2001. Our paging revenue for the year ended December 31, 2001 was negligible.

(3)	Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd.

(4)	Portal service revenue attributable to SK Communications Co., Ltd. and since 2003, Paxnet Co., Ltd.

      Our wireless subscriber base has been increasing rapidly in recent years, growing from approximately 10.1 million subscribers at the end of 1999 to approximately 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers), 17.2 million subscribers and 18.3 million subscribers at the end of 2000, 2001, 2002 and 2003, respectively. As a condition to its approval of our acquisition of Shinsegi, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-

merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. Although the MIC has not yet made a formal determination, on May 31, 2004, the Minister of the MIC has stated that MIC intends to impose a Won 11.9 billion fine on us and extend the post-merger monitoring period until January 2007. When the MIC makes a formal determination, the MIC may take additional actions against us pursuant to telecommunications related laws and regulations in order to facilitate fair competition in the telecommunications industry. The MIC is expected to make a formal decision as to the advisory committee’s findings and recommendation in early June 2004. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2004, we had approximately 18.5 million subscribers, representing a market share of approximately 52.0%.

      In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The MIC prohibited all wireless telecommunications service providers from providing handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets, and therefore constituted improper handset subsidies. In May 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 2002) for violating MIC’s handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing on new subscribers for 20 days. In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to certain incentive payments that were deemed by the MIC to constitute improper handset subsidies. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments.

      As a result of the MIC’s handset subsidy regulation and steps we have taken as a result, we experienced a significant reduction in our gross and net additions of new subscribers in April and May 2002. The MIC’s November 2002 order also resulted in a reduction in our gross and net additions of new subscribers in November and December 2002. We believe that our competitors have also experienced similar reductions and our market share has not been adversely affected. We cannot assure you that the elimination of dealer incentives will not continue to adversely affect the rate at which we attract new subscribers or the rate at which existing subscribers upgrade their wireless handsets to take advantage of the higher data transmission capabilities of our CDMA 1xRTT and CDMA 1xEV/ DO network technologies. We also believe that beginning in March 2002, there was an expectation among dealers that dealer incentives would soon be eliminated or reduced as a result of the MIC’s actions. This expectation contributed to the unusually high number of gross and net subscriber additions and the higher churn rate that we experienced in March 2002, which was 2.3%, compared to 1.2% in January 2002 and 1.1% in February 2002. Churn rate increased in part because many existing subscribers chose to upgrade their handsets by terminating their service and opening a new subscriber account. For 2003, our churn rate has ranged from 0.9% (in February and December 2003) to 1.6% (in May 2003), with churn rate for December 2003 at 0.9%. We cannot assure you that our churn rates will not increase in the future.

      Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. According to MIC data, following the implementation of the number portability system, 305,267, 183,876, 214,232 and 261,654 of our subscribers transferred to the services of our competitors in January 2004, February 2004, March 2004 and April 2004, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel and LG Telecom will be required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively.

      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting in January 2004. The following table sets forth, based on MIC data, new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004:

Number of New Wireless Subscribers/ Percentage of
New Wireless Subscribers

Month	SK Telecom	KT Freetel	LG Telecom

January 2004	382,420/ 42.1%	375,181/ 41.3%	149,737/ 16.5%
February 2004	422,816/ 43.6%	329,066/ 33.9%	218,435/ 22.5%
March 2004	405,199/ 39.0%	356,003/ 34.3%	276,537/ 26.6%
April 2004	448,997/ 41.2%	330,441/ 30.3%	309,736/ 28.4%

      We believe that the adoption of the common prefix identification system may pose a greater risk to us as compared to the other wireless telecommunications providers because “011” has a very high brand recognition in Korea as the premium wireless telecommunications service. Adoption of number portability system could also result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. See “Key Information — Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system. For details, see “Financial Information — Legal Proceedings — MIC Proceedings”.

      For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at rates set at its discretion without having to obtain the MIC approval. See “Information on the Company — Law and Regulation — Rate Regulation” and “Key Information — Risk Factors — We are subject to more stringent regulation than our competitors as a result of our market position, which could harm our ability to compete effectively”. Generally, the rates we charge for our services have been declining. In September 1997 and April 2000, we implemented revised rate plans which generally offer rates lower than our previous rates. Effective June 8, 1998, we have been providing a 20% discount for calls made between our cellular customers. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers’ handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. As of April 30, 2004, our standard peak usage rate was approximately 11.1% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations. For more information about the rates we charge, see “Information on the Company — Overview — Revenues, Rates and Facility Deposits”.

      Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. See “Information on the Company — Overview — Interconnection”. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 1999 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees are derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. The MIC is expected to introduce a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004. We believe that our interconnection revenue may be reduced even further under the new framework. For more information about our interconnection revenue and expenses, see “Information on the Company — Interconnection — Domestic Calls”.

      The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,

	2001			2002(1)		2003

Outgoing Voice Minutes (In Thousands):(2)
SK Telecom		24,251,205			37,629,656		42,175,874
Shinsegi		5,309.182			—		—
Combined SK Telecom and Shinsegi		29,560,387	(3)		37,629,656		42,175,874
Average Monthly Outgoing Voice Minutes Per Subscriber:(4)
SK Telecom		182			191		197
Shinsegi		137			—		—
Combined SK Telecom and Shinsegi		172	(3)		191		197
Average Monthly Revenue Per Subscriber:(5)
SK Telecom	W	37,640		W	38,383	W	39,739
Shinsegi		31,898			—		—
Consolidated SK Telecom and Shinsegi(5)(6)		36,400	(3)		38,383		39,739

(1)	Excludes information relating to Shinsegi for a period of 12 days, from January 1, 2002 to January 12, 2002. Shinsegi merged into SK Telecom on January 13, 2002.

(2)	Does not include minutes of incoming calls or minutes of use relating the use of text messaging and data services.

(3)	Includes information relating to Shinsegi.

(4)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

(5)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period.

(6)	Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 45,441 for 2001, Won 43,958 for 2002 and Won 44,546 for 2003.

      Our average monthly outgoing minutes of voice traffic increased by 16.2% in 2001, 11.0% in 2002 and 12.1% in 2003. We believe that this trend principally reflects generally lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. Due to the existing high penetration rate of wireless services in Korea, we expect the rate of increase to be comparatively lower in 2004 and the near future.

      Our consolidated average monthly revenue per subscriber increased in 2002 by 5.4% to Won 38,383 compared to Won 36,400 in 2001. Our consolidated average monthly revenue per subscriber also increased by 3.5% to Won 39,739 in 2003 compared to Won 38,383 in 2002. These changes reflect the net effect of several offsetting trends, including:

•	increased usage of our data services by our subscribers, which we attribute principally to the lower overall tariff levels and our introduction of an increased range of wireless data and wireless Internet services as well as other value-added services such as caller ID service and the increase in the number of our subscribers using our CDMA 1xRTT network;

•	increased usage of our voice services by our subscribers, which we attribute principally to lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications;

•	our adoption of more stringent subscriber deactivation policies in 2000, which we believe positively affected revenue per subscriber since the policies favored deactivation of low-usage subscribers; and

•	decreases in the rates we charge subscribers to use our wireless services.

      We cannot assure you that the increases in our average monthly revenue per subscriber experienced in 2001, 2002 and 2003 will continue or that revenue per subscriber will not decrease in future periods.

      Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. Operating income represented 27.8% of operating revenue in 2001, 30.0% in 2002 and 30.2% in 2003. In 2002, our operating margin increased, primarily due to an increase in the number of our subscribers and decreases in the number of leased lines and depreciation expenses due to the write-off of Shinsegi’s unused network equipment. Our operating margin increased slightly from 30.0% in 2002 to 30.2% in 2003, primarily due to the fact that our operating revenues increased at a faster rate than our operating expenses. We cannot assure you that our operating margin will not decrease in future periods.

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

      Industry Consolidation. Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In July 2000, KT Corporation acquired a 47.9% interest in KT M.Com and merged KT M.Com into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably as a privatized business following its privatization. Such consolidations have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. See “Key Information — Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.

      On May 1, 2003, we merged with SK IMT, in accordance with a resolution of our board of directors on December 20, 2002 and the approval of shareholders of SK IMT on February 21, 2003. The exchange ratio of common stock between us and SK IMT was 0.11276 share of our common stock with a par value of Won 500 shares to 1 share of common stock of SK IMT with a par value of Won 5,000. Using such exchange ratio, we distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT and we cancelled all shares of SK IMT owned by us and SK IMT upon the merger. The assets and liabilities transferred from SK IMT were accounted for at the carrying amounts of SK IMT. See note 24 of the notes to our consolidated financial statements. The SK IMT merger resulted in an increase in our cash and cash equivalents by Won 328.9 billion and had no impact on our liabilities. Until the date of the merger, SK IMT was not generating any revenue.

      On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged 29,808,333 shares of KT Corporation’s common stock for 8,266,923 shares of our common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won 50,900 per share of KT Corporation’s common stock and Won 224,000 per share of our common stock.

      On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, as we held a 1.8% stake in Hanaro Telecom as of December 31, 2003. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% from 1.8% as of December 31, 2003.

Results of Operations

      The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,

	2001(1)			2002			2003

	(In billions of Won, except percentage data)
Operating Revenue	W	8,371.9	100.00%	W	9,324.0	100.00%	W	10,272.1	100.00%
Operating Expenses		6,047.4	72.23		6,526.4	70.00		7,167.0	69.77

Operating Income		2,324.5	27.77		2,797.6	30.00		3,105.1	30.23
Other Income		231.2	2.76		259.7	2.79		261.4	2.54
Other Expenses		579.0	6.92		838.5	8.99		612.2	5.96

Income Before Income Taxes and Minority Interest		1,976.7	23.61		2,218.8	23.80		2,754.3	26.81
Income Taxes		850.3	10.16		698.5	7.49		789.0	7.68
Minority Interest		19.6	0.23		(33.1)	(0.35)		0.8	0.01

Net Income		1,146.0	13.68%		1,487.2	15.96%		1,966.1	19.14%

Depreciation and Amortization(2)	W	1,690.7	20.19%	W	1,435.0	15.39%		1,510.5	14.70%

(1)	Information for the year ended December 31, 2001 includes information for the year ended December 31, 2001 for Shinsegi.

(2)	Excludes the depreciation and amortization allocated to internal research and development costs of Won 69.0 billion, Won 108.3 billion and Won 135.8 billion for the years ended December 31, 2001, 2002 and 2003, respectively.

2003 Compared to 2002

      Operating Revenue. Our operating revenue increased by 10.2% to Won 10,272.1 billion in 2003 from Won 9,324.0 billion in 2002 principally reflecting a 10.2% increase in our cellular revenue to Won 10,091.8 billion in 2003 from Won 9,156.8 billion in 2002.

      The increase in our cellular revenue was principally due to an increase in our wireless services revenue resulting from an increase in the number of our wireless subscribers, as well as an increase in our consolidated average monthly revenue per subscriber, which was partially offset by a 2.5% decrease in interconnection revenue. Our wireless services revenue increased by 11.7% to Won 8,462.7 billion in 2003 from Won 7,579.6 billion in 2002. The number of our wireless subscribers increased to approximately 18.3 million as of December 31, 2003 from approximately 17.2 million as of December 31, 2002.

      On an aggregate basis, interconnection revenue decreased by 2.5% to Won 1,017.1 billion in 2003 from Won 1,043.2 billion in 2002. The decrease was primarily due to lower interconnection rates in 2003 compared 2002.

      Our consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 3.5% to Won 39,739 in 2003 from Won 38,383 in 2002. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet services sales and average monthly revenue per subscriber from value-added services and other sales, which was partially offset by the reduction in rates by 7.3% (based on a reduction in the standard rate plan) from January 2003 and the 10.3% decrease in interconnection rates in 2003 as compared to 2002.

      Our consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 66.0% to Won 6,177 in 2003 from Won 3,720 in 2002. Wireless Internet services sales increased by 80.1%

to Won 1,320.1 billion in 2003 (representing 13.1% of our cellular revenue) from Won 732.8 billion in 2002, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.

      Our consolidated average monthly revenue per subscriber from value-added services and other sales increased by 18.3% to Won 1,988 in 2003 from Won 1,681 in 2002. Value-added services and other sales increased by 28.6% to Won 424.8 billion in 2003 from Won 330.4 billion in 2002 primarily due to the increased number of subscribers who use wireless Internet-enabled handsets through which we can also provide value-added and other services.

      Operating Expenses. Our operating expenses in 2003 increased by 9.8% to Won 7,167.0 billion compared to Won 6,526.4 billion in 2002 primarily due to increases in commissions paid, labor costs, depreciation and amortization expenses, cost of goods sold, leased line expenses, network interconnection expenses and miscellaneous operating expenses, which more than offset decreases in advertising expenses.

      Commissions paid to our authorized dealers increased by 17.8% to Won 2,314.6 billion in 2003 compared to Won 1,964.8 billion in 2002, primarily due to the increase in average number of subscribers by 8.7% during the period, increases in commissions paid to wireless Internet content providers and retail agents, increase in the number of handsets sold and our aggressive marketing activities to maintain our market leadership in 2G and 2.5G services as well as 3G services going forward.

      Labor costs increased by 27.9% to Won 407.2 billion in 2003 compared to Won 318.3 billion in 2002. The increase was primarily due to payment of performance bonuses to employees in 2003 and salary increases.

      Depreciation and amortization expenses increased by 5.3% to Won 1,510.5 billion in 2003 compared to Won 1,435.0 billion in 2002. The increase in depreciation and amortization expenses was primarily due to the continuing expansion of our CDMA 1xRTT network.

      Cost of goods sold increased by 10.2% in 2003 to Won 560.9 billion in 2003 compared to Won 509.1 billion in 2002. The increase was primarily due to an increase in the sales of handsets by SK Teletech.

      Leased line expenses increased by 9.4% to Won 306.5 billion in 2003 compared to Won 280.1 billion in 2002 primarily due to higher call volumes.

      Network interconnection expenses increased by 2.6% to Won 771.6 billion in 2003 compared to Won 752.1 billion in 2002, primarily due to the higher subscriber numbers, which were only partially offset by a decrease in interconnection rates and a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks. Additionally, we reflected as an expense in the second quarter of 2003 all of the amounts due to be paid to KT Corporation for the years 1998, 1999, 2000 and 2001 pursuant to a cost sharing arrangement regarding the provision of directory assistance services by KT Corporation to our subscribers. We will discuss with KT Corporation the amounts to be paid by us for directory assistance services provided to our subscribers during 2002 and 2003.

      Miscellaneous operating expenses increased by 12.4% to Won 919.3 billion in 2003 compared to Won 818.1 billion in 2002 primarily due to increases in research and development expenses, frequency usage fees and communications expenses.

      Advertising expenses decreased by 16.1% to Won 376.4 billion in 2003 compared to Won 448.8 billion in 2002, primarily due to the marketing expenses incurred during the World Cup soccer tournament and the Asian Games, both of which were held in Korea in 2002.

      Operating Income. Our operating income increased by 11.0% to Won 3,105.1 billion in 2003 from Won 2,797.6 billion in 2002. Our operating income increased at a faster rate than our operating revenue principally because we were able to limit a corresponding increase in our operating expenses, as explained above.

      Other Income. Other income, consisting primarily of dividend income, commission income and interest income, increased by 0.8% to Won 261.4 billion in 2003 compared to Won 259.2 billion in 2002, primarily due to increases in dividends, commissions and other income, which were partially offset by decreases in foreign exchange and translation gains and equity in earnings of affiliates.

      Other Expenses. Other expenses include interest expenses, foreign exchange and translation losses, loss on disposal and impairment of property, equipment and intangible assets, donations, loss on impairment of long-term investment securities, loss on disposal of investment assets, equity loss in affiliates and miscellaneous expenses. Other expenses decreased by 27.0% to Won 612.2 billion in 2003 compared to Won 838.5 billion in 2002. The decrease was primarily due to decreases on loss on disposal and impairment of property, equipment and intangible assets, loss on impairment of long-term investment securities and donations, which more than offset an increase in interest expense. As a percentage of operating revenue, other expenses decreased to 6.0% in 2003 from 9.0% in 2002.

      Income Tax. Provision for income taxes increased by 13.0% to Won 789.1 billion in 2003 from Won 698.5 billion in 2002. Our effective tax rate in 2003 decreased to 28.7% from an effective tax rate of 31.5% in 2002. See note 18 of the notes to our consolidated financial statements.

      Net Income. Principally as a result of the factors discussed above, our net income increased by 32.2% to Won 1,966.1 billion in 2003 from Won 1,487.2 billion in 2002, with net income as a percentage of operating revenues at 19.1% in 2003 as compared to 16.0% in 2002.

2002 Compared to 2001

      Operating Revenue. Our operating revenue increased by 11.4% to Won 9,324.0 billion in 2002 from Won 8,371.9 billion in 2001, reflecting a 11.6% increase in our cellular revenue to Won 9,156.8 billion in 2002 from Won 8,203.0 billion in 2001.

      The increase in our cellular revenue was due primarily to an increase in our wireless services revenue resulting from an increase in the number of our subscribers, as well as an increase in our consolidated average monthly revenue per subscriber, which was partially offset by a 22.1% decrease in interconnection revenue. Our wireless services revenue increased by 23.0% to Won 7,579.6 billion in 2002 from Won 6,160.7 billion in 2001. The number of our subscribers increased to approximately 17.2 million as of December 31, 2002 from approximately 15.2 million as of December 31, 2001. Wireless Internet services sales increased by 183.3% to Won 732.8 billion in 2002 from Won 258.7 billion in 2001, representing 8.0% of our cellular revenue in 2002, primarily due to the increased number of wireless Internet-enabled handset holders.

      Interconnection revenue decreased by 22.1% to Won 1,043.2 billion in 2002 compared to Won 1,339.9 billion in 2001. The decrease was the result of lower interconnection rates in 2002, which was only partially offset by higher subscriber numbers and usage.

      Our consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 5.4% to Won 38,383 in 2002 (excluding 12 days attributable to Shinsegi prior to Shinsegi’s merger into us on January 13, 2002) compared to Won 36,400 in 2001. The increase in consolidated average monthly revenue per subscriber is principally the result of increases in wireless Internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service, which was partially offset by the reduction in rates by 8.3% (based on the reduction in our standard rate plan) from January 2002.

      Operating Expenses. Operating expenses increased by 7.9% to Won 6,526.4 billion in 2002 from Won 6,047.4 billion in 2001. Increases in commissions, advertising expenses, network interconnection expenses and labor expenses, more than offset decreases in cost of goods and materials sold, depreciation expenses, leased line expenses and miscellaneous expenses.

      Commissions paid to our authorized dealers increased by 39.9% to Won 1,964.8 billion in 2002 compared to Won 1,404.1 billion in 2001, primarily as a result of an increase in new subscribers by 49.2% and in average subscribers by 17.6% during the period. In addition, commissions paid to our authorized dealers for the fourth quarter of 2002 were higher as a result of our aggressive marketing activities to retain our existing customers during the 30-day business suspension period (from November 21, 2002 to December 20, 2002) imposed on us by the MIC for violating its handset subsidy regulation and to maintain our market leadership in 2G and 2.5G service as well as 3G service going forward.

      Advertising expenses increased by 42.0% to Won 448.8 billion in 2002 compared to Won 316.1 billion in 2001. We increased advertising expenses as a result of our promotion of new services and the marketing activities related to the World Cup soccer tournament in Korea. Advertising expenses for the first half of 2001 also were unusually low as a result of our efforts to satisfy the FTC’s condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001. In addition, advertising expenses for the fourth quarter of 2002 were higher as a result of our aggressive marketing activities to retain our existing customers during the 30-day business suspension period and to maintain our market leadership in 2G and 2.5G service as well as 3G service going forward.

      Interconnection expenses increased by 12.6% to Won 752.1 billion in 2002 compared to Won 667.7 billion in 2001, primarily due to higher subscriber numbers and an increase in the mandated payment to the Universal Service Obligation fund in the amount of Won 87.4 billion, which were only partially offset by a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks.

      Labor expenses increased by 17.7% to Won 318.3 billion in 2002 compared to Won 270.4 billion in 2001. The increase was primarily due to higher wage levels and an increase in the number of our employees.

      Cost of goods and materials sold decreased by 20.6% to Won 509.1 billion in 2002 compared to Won 641.1 billion in 2001, primarily because, prior to Shinsegi’s merger into us in January 2002, the cost of goods sold associated with Shinsegi’s handset sales were included in our cost of sales. Following the merger, however, such expenses were no longer included in our cost of sales.

      Depreciation and amortization expenses decreased by 15.1% to Won 1,435.0 billion in 2002 compared to Won 1,690.7 billion in 2001. The decrease in depreciation and amortization expenses was primarily due to the write-off of Shinsegi’s unused network equipment in 2000, which was partially offset by the depreciation attributable to expansion of our CDMA 1xRTT network.

      Leased line expenses decreased by 8.2% to Won 280.1 billion in 2002 compared to Won 305.2 billion in 2001, primarily due to our efficient use of leased lines network resulting from the integration of Shinsegi’s network into our network, which was partially offset by an increase in wireless traffic.

      Miscellaneous operating expenses decreased by 7.9% to Won 818.1 billion in 2002 compared to Won 887.8 billion in 2001.

      Operating Income. Our operating income increased by 20.4% to Won 2,797.6 billion in 2002 from Won 2,324.5 billion. Our operating income increased at a faster rate than our operating revenue principally because we were able to limit a corresponding increase in our operating expenses, as explained above.

      Other Income. Other income increased by 12.1% to Won 259.2 billion in 2002 compared to Won 231.2 billion in 2001. Other income increased primarily due to significant increases in commission income and foreign exchange and translation gains which were partially offset by decreases in interest income and miscellaneous other income.

      Other Expenses. Other expenses increased by 44.8% to Won 838.5 billion in 2002 compared to Won 579.1 billion in 2001. Other expenses increased primarily due to increases in loss on disposal and impairment of property and equipment, loss on impairment of investment securities, interest and discounts and loss on disposal of investment securities, which were partially offset by decreases in donations, foreign exchange and translation losses and miscellaneous other expenses. As a percentage of operating revenue, other expenses increased to 9.0% in 2002 from 6.9% in 2001.

      Loss on disposal and impairment of property, equipment and intangible assets increased to Won 221.7 billion in 2002 compared to Won 41.8 billion in 2001, primarily due to loss on disposal of Shinsegi’s unused network equipment.

      Loss on impairment of investment securities increased to Won 68.9 billion in 2002 compared to Won 3.3 billion primarily due to our share exchange transaction with KT Corporation.

      Interest and discounts increased by 13.6% to Won 311.1 billion in 2002 compared to Won 273.9 billion in 2001, principally reflecting an increase in debt in 2002 that resulted from the merger of Shinsegi into us in January 2003. Such debt carried higher interest rates than SK Telecom’s debt.

      Loss on disposal of investment assets increased by 191.5% to Won 51.6 billion in 2002 compared to Won 17.7 billion primarily due to our share exchange transaction with KT Corporation.

      Income Tax. Our statutory income tax rate, including resident surtax, decreased to 29.7% in 2002. Our effective tax rate in 2002 decreased to 31.5% from an effective rate of 43.0% in 2001. The decrease in our effective tax rate as compared to 2001 was primarily due to the recording, in 2001, of a valuation allowance of Won 303.8 billion on deferred tax assets due to the Shinsegi merger. See note 18 of the notes to our consolidated financial statements.

      Net Income. Principally as a result of the factors discussed above, our net income increased by 29.8% to Won 1,487.2 billion in 2002 compared to Won 1,146.0 billion in 2001, increasing as a percentage of operating revenue to 15.9% in 2002 compared to 13.7% in 2001.

Liquidity and Capital Resources

Liquidity

      We had a working capital (current assets minus current liabilities) surplus of Won 668.2 billion as of December 31, 2001, a working capital deficit of Won 189.7 billion as of December 31, 2002 and a working capital deficit of Won 461.4 billion as of December 31, 2003.

      We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,935.7 billion as of December 31, 2001, Won 1,621.2 billion as of December 31, 2002 and Won 1,365.1 billion as of December 31, 2003. We had outstanding short-term borrowings of Won 1,167.3 billion as of December 31, 2001, Won 687.3 billion as of December 31, 2002 and Won 786.1 billion as of December 31, 2003. As of December 31, 2003, we had availability under unused credit lines of approximately Won 871.2 billion. We funded our investment in shares and exchangeable bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt.

Cash Flow Analysis

	Year Ended December 31,						Change

	2001		2002		2003		2001 to 2002			2002 to 2003

	(In billions Won except percentages)
Net Cash Flow from Operating Activities	W	2,423.9	W	4,267.8	W	3,328.8	W	1,843.9	76.1%	W	(939.0)	(22.0%)
Net Cash Used in Investing Activities		(1,972.8)		(3,063.4)		(1,414.4)		(1,090.6)	55.3%		1,649.0	(53.8%)
Net Cash Provided by (Used in) Financing Activities		331.2		(1,418.2)		(2,261.0)		(1,749.4)	N/A		(842.8)	59.4%
Net Cash Flow due to Changes in Consolidated Subsidiaries		(5.5)		10.7		0.1		16.2	N/A		(10.6)	(99.1%)

Increase (Decrease) in cash and cash equivalents	W	776.8	W	(203.2)	W	(346.6)	W	(980.0)	N/A	W	143.4	70.6%
Cash and Cash Equivalents at beginning of period		90.5		867.3		664.1		776.8	858.3%		(203.2)	(23.4%)

Cash and Cash Equivalents at end of period	W	867.3	W	664.1	W	317.5	W	(203.2)	(23.4%)	W	(346.6)	(52.2%)

      Net Cash Flow from Operating Activities. Our principal sources of funds have been operating cash flow and debt financing. Cash flow provided by operations was Won 2,423.9 billion in 2001, Won 4,267.8 billion in 2002 and Won 3,328.8 billion in 2003.

      Net Cash from Investing Activities. Net cash used in investing activities was Won 1,972.8 billion in 2001, Won 3,063.4 billion in 2002 and Won 1,414.4 billion in 2003. The primary contributors to the overall changes in net cash used in investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,382.1 billion in 2001, Won 2.024.7 billion in 2002 and Won 1,647.6 billion in 2003 and acquisition of long-term investment securities, which changed from Won 107.6 billion in 2001 to Won 2,062.4 billion in 2002 to Won 437.1 billion in 2003. Cash inflows related to proceeds from sale of long-term investment securities changed from Won 24.7 billion in 2001 to Won 1,084.9 billion in 2002 to Won 762.9 billion in 2003.

      Net Cash from Financing Activities. Financing activities provided cash of Won 331.2 billion in 2001, compared to net cash used in financing activities of Won 1,418.2 billion in 2002 and Won 2,261.1 billion in 2003. The primary components of the cash used in or provided by financing activities were payment of short-term borrowings of Won 355.2 billion in 2001, Won 578.7 billion in 2002 and Won 12.1 billion in 2003; payment of the current portion of long-term debt of Won 1,235.2 billion in 2001, Won 719.8 billion in 2002 and Won 939.2 billion in 2003; the issuance of bonds payable of Won 1,716.6 billion in 2001, Won 1,166.5 billion in 2002 and Won 688.7 billion in 2003; and net increase in treasury stock of Won 1,421.0 billion in 2001, Won 1,351.2 billion in 2002 and Won 1,379.3 billion in 2003.

      Depreciation and amortization were Won 1,759.7 billion in 2001, Won 1,543.3 billion in 2002 and Won 1,646.3 billion in 2003.

      We had total long-term debt (excluding current portion and facility deposits) of Won 2,695.3 billion as of December 31, 2001. As of December 31, 2002, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,918.9 billion. As of December 31, 2003, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,263.5 billion. Our long-term debt as of December 31, 2003 included bonds in the amount of Won 2,261.9 billion and bank and institutional borrowings in the amount of Won 1.6 billion. For a description of our long-term liabilities, see notes 9 and 10 of the notes to our consolidated financial statements.

      As of December 31, 2003, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 6.9% of our total outstanding long-term debt, including current portion, as of such date, was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

      In addition, in May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. These bonds mature in May 2005, July 2007, August 2007 and November 2007, and have an annual interest rate of 6%, 6%, 6% and 5%, respectively. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. We also issued Won-denominated bonds with a principal amount of Won 150.0 billion in March 2004. These bonds will mature in 2009 and have an annual interest rate of 5.0%. We used the net proceeds from the sale of these bonds to repay commercial paper maturing at the end of March 2004. See note 31 of the notes to our consolidated financial statements.

      In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt. In May 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. The proceeds of the Won-denominated note offering in May 2004 were used for our operations.

      In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. We intend to use the proceeds of the zero coupon convertible notes for general corporate purposes, including for measures to improve shareholders’ return in their investment in our common stock through payment of dividends or share repurchase programs.

      We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 56.5 billion at December 31, 2001, Won 46.9 billion at December 31, 2002 and Won 44.2 billion at December 31, 2003. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. See “Information on the Company — Revenues, Rates and Facility Deposits”.

      In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.

      On May 2, 2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. In connection with these asset-backed securitization transactions, we have obligations to repurchase up to 13.2%, 13.3% and 13.2% of the receivables for Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for three months or the debtors become insolvent. At December 31, 2003, the uncollected balances of accounts receivable sold to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were Won 32.9 billion, Won 215.6 billion and Won 402.3 billion, respectively. See notes 3 and 21 of the notes to our consolidated financial statements.

Capital Requirements and Resources

      The following table sets forth our actual capital expenditures for 2001, 2002 and 2003 as well as our currently planned capital expenditures for 2004:

	Year Ended December 31,

	2001		2002		2003		2004

	(In billions of Won)
CDMA Network	W	185	W	175	W	96	W	—
CDMA 1xRTT Network(2)		601		1,186		641		800	(1)
Wireless Data(3)		64		221		175		650
W-CDMA(4)		40		15		204		250
Other(3)(5)		492		428		532		—

Total	W	1,382	W	2,025	W	1,648	W	1,700

(1)	Our capital expenditures for our CDMA network in 2004 are included in our estimated capital expenditures for our CDMA 1xRTT network.

(2)	Includes upgrades to CDMA 1xEV/ DO Network technology which were Won 200 billion for 2002 and Won 36 billion for 2003. See note (1) above.

(3)	Consists principally of equipment necessary for the provision of data services. Our estimated wireless data capital expenditures in 2004 include “other” miscellaneous capital expenditures referred to in note (5) below.

(4)	Provision of W-CDMA services commenced on a limited basis in Seoul at the end of 2003.

(5)	“Other” capital expenditure amount includes investments in Internet-related businesses, real estate for our headquarters and information technology systems. “Other” capital expenditure amount also includes actual capital expenditures of our consolidated subsidiaries which were Won 12 billion, Won 61 billion and Won 37 billion for 2001, 2002 and 2003, respectively. See note (3) above.

      Our capital expenditures in 2001 were Won 1,382 billion, primarily for the construction and expansion of our CDMA 1xRTT network and the expansion of SK Telecom’s CDMA network. Our actual capital expenditures in 2002 were Won 2,025 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network and for the development and introduction of new wireless data services. Our actual capital expenditures in 2003 were Won 1,648 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business and for the development and introduction of wireless data services.

      We estimate that we will spend approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including primarily for the expansion and improvement of our wireless networks, investments in our Internet-related businesses and the satellite-based DMB business and the roll-out of our W-CDMA network. In addition, we expect that construction of our new headquarters will be completed by the end of 2004. See “Certain Relationships and Related Party Transactions”. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2004 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.

      We currently plan to spend up to Won 250 billion in 2004 on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services which began service on a limited basis in Seoul at the end of 2003. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/ DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors.

      Our future capital expenditures will be fixed after we have reviewed the progress of the introduction and marketability of our W-CDMA service. See “Key Information — Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.

      In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is expected to be approximately Won 92.0 billion. We launched the satellite in March 2004. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals that have yet to be obtained, our current expectations are to begin commercial service by August 2004.

      In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. By participating in this privatization, we acquired 9.6% of KT Corporation’s common stock and Won 332.0 billion aggregate principal amount of exchangeable bonds issued by KT Corporation exchangeable at our option for 1.8% of KT Corporation’s common stock. We purchased 29,808,333 shares of common stock of KT Corporation for Won 1.6 trillion and bonds exchangeable into 5,589,666 shares of such common stock for Won 332.0 billion. We funded our investment in shares and bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt. On July 16, 2002, we sold all of the exchangeable bonds of KT Corporation which we owned to several Korean institutional investors for an aggregate sale price of Won 340.3 billion. We used the proceeds of the sale to repay our short-term debt and for general corporate purposes. We exchanged 29,808,333 shares of KT Corporation’s common stock at Won 50,900 per share for 8,266,923 shares of our common stock at Won 224,000 per share and settled the difference of Won 334.5 billion between the aggregate sale and purchase prices in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between us and KT Corporation dated November 14, 2002. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of our common stock on December 31, 2002, amounting to Won 47.9 billion, was recorded as a loss on disposal of investments during the year ended December 31, 2002. An impairment loss amounting to Won 44.5 billion, which was related to the investments in 14,353,674 shares of KT Corporation’s common stock as of December 31, 2002, was also recorded during the year ended December 31, 2002. 4,457,635 shares were subsequently cancelled and 3,809,288 shares were designated as treasury stock for use in future mergers and acquisitions transactions and strategic alliances or for other corporate purposes to be determined by us. As a result of the share swap, all cross-shareholdings between KT Corporation and us have been completely eliminated.

      On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We elected to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2003, POSCO owned 5.0% of our shares.

      From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

      As of December 31, 2003, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total

(In billions of Won)
2004	1,368.4
2005	501.6
2006	805.3
After 2006	1,000.0

      Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 1.8% in 2001, 2.7% in 2002 and 2.9% in 2003, respectively, of operating revenue. See “Operating and Financial Review and Prospects — Research and Development”.

      We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds in 2004 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund SK IMT’s planned construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for 2004. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

      No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

      We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. After three years, we pay the cost of such insurance on the subscriber’s behalf. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 46.9 billion as of December 31, 2002 to Won 44.2 billion as of December 31, 2003. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

      On April 27, 2001, in accordance with the approval of our board of directors, we announced a treasury stock purchase program to acquire 4% of our total outstanding common stock during the period from May 2, 2001 to June 28, 2001 in order to stabilize our stock price. Pursuant to this program, we acquired an aggregate of 3,566,100 shares of our common stock in 2001 for an aggregate of purchase price of Won 789.7 billion. We acquired these shares at market prices on different dates and hold them as treasury stock. On August 11, 2003, we concluded a stock buyback program which we commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 525.2 billion (or an average of approximately Won 206,388 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 82,993,404 as of December 31, 2001 to 73,614,308 as of December 31, 2003.

      In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights and do not bear dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. On November 6, 2001, these funds purchased an aggregate of 2,674,580 of our shares of common stock, or approximately 3.0% of our issued shares, from KT Corporation. On January 31, 2002, these funds purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our issued shares.

      The total accrued and unpaid retirement and severance benefits for all of our employees as of December 31, 2003 of Won 67.8 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 144.9 billion to fund a portion of the employees’ severance indemnities. See “Information on the Company — Employees” and note 2(l) of the notes to our consolidated financial statements.

      Dividends declared on our common stock amounted to Won 57.3 billion, Won 151.7 billion and Won 404.9 billion, respectively, in 2001, 2002 and 2003. In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. We have not decided whether we will pay an interim dividend for 2004. The overall dividend payout ratio with respect to dividends to be paid for 2004 is currently expected to be up to 25% of net income from 2004.

      Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.

      We did not have any outstanding swap or derivative transactions as of December 31, 2003. In the first quarter of 2004, we entered into currency swap agreements and currency forward contracts to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. See note 31 of the notes to our consolidated financial statements.

      In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the disposition of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We plan to enter into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

      We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.

Contractual Obligations and Commitments

      The following summarizes our contractual cash obligations at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

			Less Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years

	(In billions of Won)
Bonds(1)	W	3,664.4	W	1,359.6	W	1,304.8	W	1,000.0	W	—
Long-term Borrowings		10.3		8.6		1.7		—		—
Capital lease Obligations		0.1		0.1		—		—		—
Operating Leases		0.3		0.3		—		—		—
Purchase Obligations(2)		20.4		20.4		—		—		—
Other Long-term Payables(3)		650.0		—		—		200.0		450.0

Total Contractual Cash Obligations(4)	W	4,345.5	W	1,389.0	W	1,306.5	W	1,200.0	W	450.0

(1)	In March 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. In May 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. The proceeds of the offerings in March and April 2004 were used to pay maturing debt. The proceeds of the offering in May 2004 were used for our operations. In late May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. We intend to use the proceeds of the zero coupon convertible notes for general corporate purposes, including for measures to improve shareholders’ return in their investment in our common stock through payment of dividends or share repurchase programs.

(2)	Related to the contract for joint-ownership of a satellite with Japan MBCO in order to enter into the satellite digital multi-media broadcasting business. See note 21(h) of the notes to our consolidated financial statements.

(3)	Related to acquisition of IMT license. See note 2(i) of the notes to our consolidated financial statements.

(4)	This amount does not include our future investments in the CDMA market in Vietnam through our subsidiary SLD Telecom Pte. Ltd. under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Information on the Company — Business Overview — Other Investments and Relationships” and “Operating and Financial Review and Prospectus — Off Balance Sheet Arrangements”.

Subsequent Note Obligations

Unguaranteed Domestic Bonds due March 23, 2009 and Unguaranteed U.S. Dollar Denominated Bonds due April 1, 2011

      We issued unguaranteed domestic bonds with face amounts totaling Won 150,000 million and unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300 million on March 23, 2004 and April 1, 2004, respectively. The domestic bonds were issued at an annual rate of 5% for Won 148,155 million and will be repaid in full at its maturity on March 23, 2009. The U.S. dollar denominated bonds were issued at an annual rate of 4.5% for US$297.8 million and will be repaid in full at its maturity on April 1, 2011.

Zero Coupon Convertible Notes due 2009

      On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the disposition of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We plan to enter into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

      Under the terms of certain of our debt obligations, our ability to grant security interest in certain of our property is limited, which may affect our ability to borrow funds in the future.

Inflation

      We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 4.1% in 2001, 2.7% in 2002 and 3.6% in 2003.

U.S. GAAP Reconciliation

      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 32 and 33 of our notes to consolidated financial statements.

      Our net income in 2001 under U.S. GAAP is lower than under Korean GAAP by Won 34.5 billion, primarily due to differences in the treatment of deferred charges, intangible assets and nonrefundable activation fees. Our net income in 2002 under U.S. GAAP is lower than under Korean GAAP by Won 186.0 billion, primarily due to differences in the treatment of nonrefundable activation fees and loss on impairment of investment securities which were partially off-set by non-amortization of goodwill under U.S. GAAP. Our losses on impairment of investment securities for the year ended December 31, 2002 were higher by Won 252.0 billion under U.S. GAAP due to differences in the treatment of write-down for declines of fair value. Such write-downs were made in connection with securities held in Powercomm and Hanaro Telecom. See note 3 of our notes to consolidated financial statements. Our net income in 2003 under U.S. GAAP is higher than under Korean GAAP by Won 90.6 billion, primarily due to non-amortization of goodwill under U.S. GAAP and capitalization under U.S. GAAP of interest expense related to tangible assets, which were offset in part by difference in treatment of non-refundable acquisition fees, deferred income taxes and intangible assets.

      Our shareholders’ equity at December 31, 2001 under U.S. GAAP is lower than under Korean GAAP by Won 329.2 billion primarily due to the differing treatment of minority interest in equity of consolidated affiliates and non-refundable activation fees, which were partially off-set by differences in intangible assets. Our shareholders’ equity at December 31, 2002 under U.S. GAAP is higher than under Korean GAAP by Won 124.3 billion primarily due to the differing treatment of loss on impairment of investment securities, minority interest in equity of consolidated affiliates and cancellation of amortization of goodwill. Our shareholders’ equity at December 31, 2003 under U.S. GAAP is higher than under Korean GAAP by Won 920.8 billion primarily due to increases from differing treatment of loss on impairment of investment securities and cancellation of amortization of goodwill, which were partially offset by decreases from differing treatment of non-refundable acquisition fees and minority interest of equity in consolidated affiliates.

      On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized. However, they will be subject to annual impairment tests as prescribed by the Statement. The following table presents the impact of SFAS No. 142 on reported net income and earnings per share had the standard been in effect for the year ended December 31, 2001:

	Year Ended
	December 31, 2001

	(In billions of Won)
Reported net income	W	1,111.6
Goodwill amortization		151.9

Adjusted net income		1,263.5

Basic earnings per common share		12,844
Goodwill amortization		1,755

Adjusted earnings per common share-basic		14,599

Diluted earnings per common share		12,844
Goodwill amortization		1,755

Adjusted earnings per common share-diluted		14,599

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures were effective for our annual financial statements for the year ended December 31, 2002. The adoption of FIN 45 did not have a significant impact on our consolidated financial position or results of operations.

      On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and that such amount be capitalized as part of the book value of the long-lived asset. We have determined that we do not have a material legal obligation to remove long-lived assets as described by this statement. Thus, the adoption of SFAS No. 143 did not have a significant impact on our future consolidated financial position or results of operations.

      On January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity’s commitment to an exit plan. The adoption of SFAS No. 146 did not have a significant impact on our consolidated financial position or results of operations.

      In April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under

Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for in a similar manner. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The adoption of SFAS No. 149 did not have a significant impact on our consolidated financial position or results of operations.

      In May 15, 2003, the FASB has issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that certain instruments be classified as liabilities in statements of financial position. One type of such instrument is a mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are considered liabilities under this statement are obligations that can be settled with variable number of its equity shares, the monetary value of which is (1) fixed, or (2) tied solely or predominantly to a variable such as a market index, or (3) varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no significant impact on our consolidated financial position or results of operations.

      On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities (“SPEs”)”. The underlying principle behind the new Interpretation is that if a business enterprise has a majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. We as a foreign private issuer are required to apply either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003. We are also required to apply FIN 46R to the VIEs which existed prior to February 1, 2003 in 2004. For the purpose of U.S. GAAP, certain special purpose companies (SPCs) established by us, have been consolidated from the date of their establishment (see note 32(q) of our notes to consolidated financial statements). There is an entity created before February 1, 2003, other than the aforementioned consolidated SPCs, for which it is reasonably possible that we will be deemed a primary beneficiary and therefore will be required to consolidate it upon the application of FIN 46R to the entity in 2004. Such entity is a joint venture established to operate wireless telecommunications services in a country outside of Korea. With respect to our involvement in the entity, our maximum exposure to loss was approximately Won 26.6 billion as of December 31, 2003. We have not completed the evaluation of the effect of the application of FIN No. 46R in 2004.

Significant Changes in Korean GAAP

      On January 1, 2002, the Company and its subsidiaries adopted Statement of Korea Accounting Standards (“SKAS”) No. 6 “Events Occurring after Balance Sheet Date”. This statement requires that proposed appropriations of retained earnings, including proposed cash dividends, be reflected on the balance sheet when the appropriations are approved by shareholders. Through 2001, such proposed appropriation of retained earnings, including proposed cash dividends, were recorded in the year they were proposed in accordance with Korean GAAP. In order to reflect this accounting change, the financial statements for the year ended December 31, 2001 have been restated. This accounting change resulted in an increase in stockholders’ equity as of December 31, 2001 and 2002 of Won 57.3 billion and Won 151.7 billion, respectively, and a decreases in total liabilities as December 31, 2001 and 2002 of the same amounts. Operating income and net income for the years ended December 31, 2001 and 2002 were not affected by this change.

      On January 1, 2003, the Company adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was adopted in 2002. As a result, the Company reclassified the accounts relating to securities in the consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 as explained in note 2(f) of our consolidated financial statements for the years ended 2001, 2002 and 2003 and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in notes 2(h) and 2(i) to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003. If financing costs had been capitalized, the consolidated net income of the Company for the year ended December 31, 2003 would have increased by Won 32.3 billion (net of income tax effect of Won 13.6 billion). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged to beginning retained earnings as of January 1, 2003.

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

Revenue Recognition

      Our revenues are principally derived from telecommunications service revenue and wireless handset sales. Telecommunications service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges and non-refundable activation fees are recognized at the time services are rendered.

      Our subsidiaries also sell wireless handsets to customers and such sales are recognized at the time products are delivered.

Allowances for Doubtful Accounts

      An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expenses.

Inventories

      Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunications facilities, handsets and raw materials for handsets.

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

      Alternatively, these technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows that take into account management’s estimates of future operations.

Impairment of Investment Securities

      When the declines in fair value of individual available-for-sale and held-to-maturity securities below their acquisition cost are other than temporary and there is objective evidence of impairment, the carrying value of the securities is adjusted to their fair value with the resulting valuation loss charged to current operations.

      As part of this review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue to be classified as temporary. If economies or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as an impairment loss in current operations.

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

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is expected that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

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

Research and development

Overview

      In conformity with the MIC’s guidance, we have maintained a high level of spending on research and development activity. Prior to 1996, the majority of our research and development expense consisted of the MIC-directed donations to several Korean research institutes and educational organizations. More recently, we have sharply increased our spending for our internal research activity resulting in such amounts exceeding our spending on external research. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

      The following table sets forth our annual research and development expenses:

	As of and for the Year Ended
	December 31,

	2001		2002		2003

	(in billions of Won)
Internal R&D Expenses(1)	W	130.7	W	194.3	W	235.8
External R&D Expenses(2)		23.0		59.0		64.4

Total R&D Expenses(3)	W	153.7	W	253.3	W	300.2

(1)	Includes Won 4.8 billion for Shinsegi for the year ended December 31, 2001.

(2)	Shinsegi did not incur any R&D expenses for the year ended December 31, 2001.

(3)	Includes Won 4.8 billion for Shinsegi for the year ended December 31, 2001.

      The MIC has the statutory power to recommend levels of spending by telecommunications service providers on research and development activity and the allocation of expenditures between internal and external research. In practice, the MIC has issued guidelines regarding the amount and allocation of research spending. In its May 1995 guidelines, the MIC recommended that our minimum level of total research and development spending (set as a percentage of budgeted revenue and calculated according to MIC guidelines which differ from our accounting treatment of such expenses) be: 9.0% from 1995 through 1997; 9.5% for 1998; and 10.0% for 1999 through 2001. With respect to the level of contribution specifically for external research and development, in July 1998, the MIC reduced the recommended minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications to 1.5% from 2.0%. In 2001, the recommended minimum level of contribution was further reduced to 1.0%. In 2002, the contribution became mandatory, and the required minimum level of contribution was further reduced to 0.75%. In 2003 and 2004, the required minimum level of contribution is 0.75%, the same as 2002. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

      The main focus of our internal research and development activity is the development of 3G technologies and services and value-added technologies and services for our CDMA network, such as wireless data communications. We spent approximately Won 235.8 billion on internal research and development in 2003.

      Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. As of December 31, 2003 our research center housed 561 research engineers (including both full time and temporary research engineers). Their work focuses on cell planning, network management, digital wireless technologies, multimedia, information processing and other wireless telecommunications areas. Our research center includes a team that is helping to develop a fourth generation wireless technology, which is expected to enable wireless data transmissions at speeds of up to 155 Mbps, 70 times faster than W-CDMA technology.

      Each business unit has its own research team that can concentrate on specific short-term research needs. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

External Research and Development

      In addition to conducting research in our own facilities, we have been a major financial supporter of other Korean research institutes, and we have helped coordinate the Government’s effort to commercialize the CDMA digital technology. We do not have any independently-owned intellectual property rights in the technologies or products developed by any external research institute.

OFF BALANCE SHEET ARRANGEMENTS

      We have sold certain receivables in 2002 and 2003 in five separate transactions described under “ — Liquidity and Capital Resources — Liquidity” to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company in asset-backed securitization transactions. In connection with these transactions, we have obligations to repurchase up to 13.2%, 13.3% and 13.2% of the receivables for Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for three months or debtors become insolvent. At December 31, 2003, the uncollected balances of accounts receivable sold to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were Won 32.9 billion, Won 215.6 billion and Won 402.3 billion, respectively. See notes 3 and 21 of the notes to our consolidated financial statements. Under Korean GAAP, we accounted for these transactions as sales of the receivables to the special purpose companies. See note 21(e) of the notes to our consolidated financial statements. Under U.S. GAAP, we are required to consolidate these entities as these entities do not meet the qualifications for a qualifying special purpose entity. See “— U.S. GAAP Reconciliation” and note 32(q) of our notes to consolidated financial statements.

      PaxNet Co. Ltd., our subsidiary, has guaranteed the repayment of the borrowings of Fimger Co., Ltd., a former affiliated company of ours. The outstanding balance of such guarantee as of December 31, 2003 was approximately Won 332 million.

      SLD Telecom, the Company’s overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the Business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the

Business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to Business and bear additional cash shortfalls according to their gross profit sharing ratios at that time. With respect to the Company’s involvement in the Business, the Company’s maximum exposure to loss was approximately Won 26.6 billion as of December 31, 2003.

Item. 6	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

      Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors. We currently have a total of eight directors, four of whom are outside directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

      As required under relevant Korean laws and our articles of incorporation, we have a committee for recommendation of outside directors within the board of directors or Recommendation Committee. Outside directors are appointed from among those candidates recommended by the Recommendation Committee.

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

      Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, date of birth and positions at our company and other positions are set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Jung Nam Cho	Nov. 20, 1941	1995	2007	Vice-Chairman and Representative Director		President & COO, SK Telecom
Shin Bae Kim	Oct. 15, 1954	2002	2005	CEO and Representative Director	Director, Hanaro Telecom; Director, SK Telink; Director, SK Teletech; Representative Director, SK Capital	Head of Strategic Planning Group, Shinsegi Telecomm; Director, SK Telecom; Senior Vice President, SK Telecom; Director, KORMS
Young Jin Kim	Sept. 19, 1946	2002	2005	Executive Vice- President		Head of SK America, Inc.; Head of President Office, SK Networks; Head of Human Resource Development Office And Europe Branch Office, SK Networks

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Sung Min Ha	Mar. 24, 1957	2004	2007	Chief Financial Officer and Head of Strategic Planning Divisional Group		Head of Finance Management, Shinsegi Telecomm, Inc.; Director of Strategic Planning Officer, SK Telecomm
Our current non-standing directors are:
Sang Koo Nam	Aug. 20, 1946	1998	2007	Outside Director	Professor, Korea University	University of Pennsylvania, MBA (1975), Ph.D. (1981); President, Korean Financial Association
Sang C. Lee	Jan. 24, 1941	1999	2005	Outside Director	Consultant	Chairman, Communication Network Interface, Inc.; Chairman and CEO, Spectron Corp.; President, Scovill Fasteners, Inc.; Director of Organization, ITT Worldwide Corp.; Vice President, ITT Asia Pacific Corp.
Jae Seung Yoon	Nov. 9, 1962	2002	2005	Outside Director	CEO & Representative Director, Daewoong Pharmaceutical Co., Ltd.	Public Prosecutor, The Seoul/Busan District Public Prosecutors’ Office; Auditor and Vice President, Daewoong Pharmaceutical Co., Ltd.
Yong Woon Kim	Oct. 4, 1943	2003	2006	Outside Director	Standing Advisor, POSCO Research Institute	Senior Executive Vice President (Legal Department, Seoul Office, Investment and Finance) and Director, POSCO

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

      In February 2004, certain members of our board of directors and executive officers resigned following a finding of accounting misconduct at SK Networks and the resulting movement to improve corporate governance in companies in the SK Group. The resignations were tendered by Mr. Tae Won Chey, former non-standing director of SK Telecom and chairman and CEO of SK Corporation, Mr. Kil Seung Son, former Chairman, Chief Executive Officer and Representative Director of SK Telecom and representative director of SK Networks and non-standing director of SK Corporation, Mr. Jae Won Chey, former executive vice president of SK Telecom and Mr. Moon Soo Pyo, former president of SK Telecom. None of these resignations were related to any allegations of wrongdoing in connection with their role in our business, and SK Telecom was not implicated in any of the charges against SK Network’s management. For details of the charges against Mr. Tae Won Chey and Mr. Kil Seung Son, see “Key Information — Risk Factors — Financial difficulties and charges of financial irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business”.

COMPENSATION OF DIRECTORS AND OFFICERS

      The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2003 totaled approximately Won 3.4 billion.

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

      In March 2001 and 2002, pursuant to the resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares. 42 and 70 officers, respectively, in 2001 and 2002, were granted options to purchase 43,820 and 65,730 common shares. The exercise price for the shares are Won 211,000 and Won 267,000, respectively, for 2001 and 2002. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. The officers may exercise their options during a two-year period starting from March 2004 (for shares granted in 2001) or from March 2005 (for shares granted in 2002). The board of directors may, by resolution, cancel any director’s or officer’s stock options under certain circumstances. In 2003, none of our directors and officers were granted options to purchase our common shares.

      The following table shows the share allotment for the directors under our 2001, 2002 and 2003 stock option programs.

		Number of Shares Allotted			Number of
					Options
Name	Position	2001	2002	2003	Exercised

Jung Nam Cho	Director	7,750	6,150	0	0
Shin Bae Kim	Director	0	1,650	0	0
Young Jin Kim	Director	0	790	0	0
Sung Min Ha	Director	0	690	0	0
Sang Koo Nam	Outside Director	1,000	1,000	0	0
Sang C. Lee	Outside Director	1,000	1,000	0	0
Jae Seung Yoon	Outside Director	0	1,000	0	0
Yong Woon Kim	Outside Director	0	0	0	0
Other Officers		34,070	53,450	0	0

Total		43,820	65,730	0	0

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

•	examine the agenda for the general meeting of shareholders;

•	examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

•	review the administration by the board of directors of our affairs; and

•	examine the operations and asset status of us and our subsidiaries.

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

      Our audit committee is composed of four outside directors: Sang Koo Nam, Sang C. Lee, Jae Seung Yoon and Yong Woon Kim. Although we believe that one or more of the members of our audit committee satisfy the criteria for “audit committee financial expert” prescribed by the Securities and Exchange Commission, our board of directors has not yet formally determined that any members of the audit committee satisfy the SEC criteria for audit committee financial expert. See “Audit Committee Financial Expert”.

Outside Director Nomination Committee

      This committee is devoted to recommending outside directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decide from time to time who will comprise the members of this committee.

      In addition, we have the following committees that make recommendations to our board of directors.

Capex review committee

      This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The board of directors decide from time to time who will comprise the members of this committee.

Compensation review committee

      This committee oversees our overall compensation scheme for the Chief Executive Officer and directors. The committee consists of three outside directors and is in charge of reviewing the criteria for and levels of directors’ compensation packages and benefits. The board of directors decide from time to time who will comprise the members of this committee.

Remuneration

      We do not have an independent internal remuneration committee. Remuneration for the directors and officers are determined by shareholder resolutions. Severance allowances for directors are determined by the board of directors in accordance with our internal regulation on remuneration of officers, which was also adopted by shareholder resolutions and provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors. The regulation on payment of remuneration to company officers also provides for a special contribution bonus upon retirement, which provide for additional compensation in addition to the basic severance package to any officer or director who during his term of service makes special contributions to the company. We may also reimburse our outside directors for expenses they incurred in performance of their services. See “— Compensation of Directors and Officers”. We are currently receiving consulting services on creating a remuneration committee under the Board of Directors.

EMPLOYEES

      The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2001	4,587 (1)	1,106 (2)	5,693
December 31, 2002	4,641	1,600	6,241
December 31, 2003	5,447	1,474	6,921
As of April 30, 2004	5,450	836	6,286

(1)	Includes 1,002 regular Shinsegi employees as of December 31, 2001.

(2)	Includes 330 temporary Shinsegi employees as of December 31, 2001.

      Throughout 2000, we experienced voluntary and involuntary termination of a large number of temporary employees in non-core business departments such as the customer hotline center. The number of our regular employees increased in 2001 and 2002 due to periodic hiring of new employees.

      The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of April 30, 2004:

	Marketing	Production	Research	Support	New Business	Total

Regular Employees	1,758	1,713	906	824	249	5,450
Temporary Employees	292	271	62	195	16	836

Total	2,050	1,984	968	1,019	265	6,286

      As of December 31, 2003, we had a company union comprised of 2,900 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration. Our wage negotiations completed in November 2003 resulted in an average wage rate increase of 7.0% for 2003 from 2002. Our wage negotiations completed in May 2004 resulted in no increase in wage rates for 2004.

      Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase stock through the plan in the case of a capitalization by the association. As of December 31, 2003, the employee stock ownership association owned approximately 0.6% of our issued common stock.

      We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2003, the accrued and unpaid retired and severance benefits of Won 208.6 billion for all of our employees are reflected in our non-consolidated financial statements as a liability, and a portion of our retirement and severance liabilities, totaling Won 138.8 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into am employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower. If the new entity is our subsidiary, of which we own at least a 50% stake, employment is guaranteed for three years.

      We are also required by law to contribute up to 5.0% of our annual earnings before tax for employee welfare. We contributed 3% of our revenues annually for years prior to 2002. Beginning in 2002, we have negotiated an exact amount each year. In 2002, we contributed Won 37.4 billion. We have not yet made any contributions in 2003, as the contribution amount has not been negotiated yet.

      We consider our relations with our employees to be good.

SHARE OWNERSHIP

      The following table sets forth the share ownership by our standing and non-standing directors as of April 30, 2004:

		Number of	Percentage of	Special
		Shares	Total Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors
Jung Nam Cho	Vice-Chairman and Representative Director	—	—	None	16,500
Shin Bae Kim	CEO and Representative Director	1,270	—	None	1,650
Young Jin Kim	Executive Vice-President	—	—	None	790
Sung Min Ha	Chief Financial Officer and Head of Strategic Planning Divisional Group	738	—	None	690
Non-Standing Directors
Sang Koo Nam	Outside Director	—	—	None	2,500
Sang C. Lee	Outside Director	—	—	None	2,500
Jae Seung Yoon	Outside Director	200	0 *	None	1,000
Yong Woon Kim	Outside Director	—	—	None	0

*	Less than 1.0%

Item. 7	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      As of December 31, 2003, approximately 53% of our issued shares were held in Korea by approximately 20,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2003 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage
		Total	Percentage
		Shares	Total Shares
Shareholder/Category	Number Shares	Issued	Outstanding

Domestic Shareholders
SK Group(1)	20,239,225	24.60%	27.49%
POSCO	4,098,496	4.98	5.57
Employees(2)	478,657	0.58	0.65
Treasury shares(3)	8,662,403	10.53	N/A
Officers and Directors(4)	2,180	—	—
Other Domestic Shareholders	10,129,367	12.31	13.76
Foreign Shareholders(5)	38,666,383	47.00%	52.53%

Total Issued Shares	82,276,711	100.00%	100.00%

(1)	The SK Group’s ownership interest consists of the following as of December 31, 2003:

		Percentage of	Percentage of
	Number of	Total Shares	Total Shares
SK Group Member	Shares	Issued	Outstanding

SK Corporation	17,663,127	21.47%	23.99%
SK Securities Co., Ltd.	4,178	0.01	0.01
SK Networks*	2,515,943	3.06	3.42
SK Life Insurance Co., Ltd.	9,700	0.01	0.01
SK Investment Trust Management Co. Ltd.	46,277	0.06	0.06

Total	20,239,225	24.60%	27.49%

*	SK Networks sold 418,000 shares of January 2004 and currently owns 2,097,942 shares.

The SK Group is a group of affiliated entities. As of December 31, 2003, the ownership interest among the SK Group were, among others: SK Corporation owned 21.47% of SK Telecom Co., Ltd., 50.36% of SK Networks, 47.66% of SKC and 72.13% of SK Shipping Co., Ltd. SK Networks owned 2.55% of SK Telecom Co., Ltd., 17.71% of SK Shipping, 10.5% of SK Computer & Communications Co., Ltd., and 14.47% of SK Securities Co., Ltd. SK Chemicals owned 3.28% of SK Corporation, 40.67% of SK Engineering and Construction. SKC owns 6.2% of SK Chemicals and 10.16% of SK Shipping Co., Ltd. SK Engineering and Construction owns 3.28% of SK Corporation and 14.49% of SK Securities Co., Ltd. SK Shipping Co., Ltd. owns 30.99% of SK Engineering and Construction. SK Computer & Communications Co., Ltd. owns 8.63% of SK Corporation and 12.41% of SK Securities Co., Ltd. We own 30.0% of SK Computer & Communications Co., Ltd.

(2)	Represents shares owned by our employee stock ownership association. See “Information on the Company — Employees”.

(3)	Treasury shares do not have any voting rights.

(4)	Less than 0.01%.

(5)	Includes 5,244,450 shares of our common stock or approximately 6.26% of our issued common stock, represented by American Depositary Shares (ADSs) held by Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands.

      After giving effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000, the following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,

Shareholder	2001	2002	2003

	(As a percentage of total
	issued shares)(1)
SK Group	34.16%	24.43%	24.60%
SK Corporation(2)	26.81	19.81	21.47
SK Life Insurance	0.01	0.00	0.01
SK Investment Trust Management	0.04	0.07	0.06
SK Networks(3)	7.29	4.53	3.06
KT Corporation(4)	10.39	9.27	0.00
POSCO(5)	6.50	6.50	4.98

(1)	Includes shares held in treasury of 6,159,266, 4,852,972 and 8,662,403 as of December 31, 2001, 2002 and 2003, respectively. The treasury share amount as of December 31, 2002 excludes 4,465,635 shares of the Company’s common stock acquired from KT Corporation pursuant to a stock swap on December 30, 2002.

(2)	On July 25, 2002, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), which in turn sold bonds exchangeable initially into such ADSs. On the same day, SK Corporation sold 1,122,223 shares of our common stock represented by ADRs to foreign investors.

(3)	On January 4, 2002, SK Networks issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock. On January 31, 2002, bank trust funds controlled by us purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock. On July 25, 2002, SK Networks sold 1,100,000 shares of our common stock represented by ADRs to foreign investors. SK Networks sold 418,000 shares in January 2004 and currently owns 2,097,943 shares.

(4)	On April 15, 2002, KT Corporation sold an aggregate of 1,000,000 shares, or approximately 1.1%, of our outstanding common stock to investors. On December 30, 2002, KT Corporation sold an aggregate of 4,457,635 shares, on approximately 5.0%, of our outstanding common stock to us. On January 10, 2003, KT Corporation sold its remaining stake in us, an aggregate of 3,809,288 shares, or approximately 4.3%, of our outstanding common stock to us. On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged 29,808,333 shares of KT Corporation’s common stock for 8,266,923 shares of our common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won 50,900 per share of KT Corporation’s common stock and Won 224,000 per share of our common stock.

(5)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

      Other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 3.0% of our total shares outstanding or exercise control or could exercise control over our business.

      On January 4, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Networks issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock, subject to anti-dilution adjustments. These bonds may be exchanged at the option of the bondholders at any time from April 4, 2002 through December 4, 2004. In connection with the issuance of these bonds, SK Networks has deposited 1,730,104 shares of our common stock with the Korea Securities Depository. The title to these shares belongs to SK Networks but, under applicable Korean laws and the deposit agreement between SK Networks and Korea Securities Depository dated December 21, 2001, these shares are subject to restrictions on transfer except upon exercise or repayment of the bonds. As of December 31, 2003, 1,519,997 shares have been exchanged.

      On January 31, 2002, bank trust funds controlled by us purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock.

      On July 25, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands, which in turn sold bonds exchangeable initially into such ADSs. The 5,244,450 shares of our common stock, or approximately 6.26% of our issued common stock, held by Momenta (Cayman) are reflected on the foreign shareholders line in the first table under this “Major Shareholders” section. Pursuant to the terms and conditions of such bonds, if investors do not otherwise exchange the bonds for our ADSs, all or a portion of such ADSs may ultimately be returned to SK Corporation. On the same day, SK Corporation and SK Networks each sold 1,122,223 and 1,100,000 shares, respectively, of our common stock represented by ADRs to foreign investors.

      Although no announcements have been made, SK Corporation and SK Networks may dispose of additional shares of our common stock in one or more transactions. As of December 31, 2003, SK Corporation held 21.5% of our shares of common stock. For a description of our foreign ownership limitation, see “Key Information — Risk Factors — If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us.” and “Information on the Company — Law and Regulation —

Foreign Ownership and Investment Restrictions and Requirements”. As a result of significant financial difficulties and prosecutors’ discovery of alleged fraudulent accounting practices at SK Networks, SK Networks sold 418,000 of the shares it owns in SK Telecom in January 2004. As a result of such sale, SK Networks currently owns 2.6% of our shares. In the event that either SK Corporation or SK Networks announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance, and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

      There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2003, SK Corporation owns 17,663,127 shares of our common stock, or approximately 21.5%, of our issued shares. As of December 31, 2003, a foreign investment fund and its related parties collectively held a 14.99% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom.

      If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom assuming foreign ownership level as of December 31, 2003 (which we believe was 47.0%), would reach 68.5%, exceeding the 49% ceiling on foreign shareholding. If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%.

      If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. The amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Key Information — Risk Factors — If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us.” and “Information on the Company — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

      On August 11, 2003 we concluded a stock buyback program which we commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 524.4 billion (or an average of approximately Won 206,078.6 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 84,821,311 to 82,276,711 as of December 31, 2003.

      Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SK Networks

      We are a party to several contracts with SK Networks, including:

•	A series of real property sale and purchase contracts in November 2000 pursuant to which we purchased from SK Networks the building and land where our new corporate headquarters will be located. The aggregate purchase price was Won 114.4 billion; and

•	A series of sale and purchase agreements pursuant to which we and our subsidiary, SK Teletech, sell handsets to SK Networks. The aggregate sales to SK Networks pursuant to these contracts were Won 272.5 billion in 2001, Won 381.9 billion in 2002 and Won 481.2 billion in 2003.

      On August 30, 2002, SK Networks acquired from Korea Thrunet Co., Ltd. certain fiber-optic cable assets. These assets constitute approximately 39% of our current leased line needs in 2003 and we currently lease all of such assets from SK Networks. If SK Networks is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that the creditors will require SK Networks to sell this business unit. In 2003, KT and SK Networks provided approximately 33% and 39%, respectively, of our leased lines. In order to reduce our dependence on the fixed network lines of our competitor, KT, we are considering leasing a majority of our fixed lines from SK Networks in the future.

      SK Networks also serves as our distributor of handsets to network of dealers. Samsung Electronics Co. Ltd., LG Electronics Inc, Motorola Korea, Inc. and Pantech & Curitel suspended their supply of handsets to SK Networks on April 7, 2003. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Previously, SK Networks issued three-month promissory notes for payment to handset suppliers.

      As of December 31, 2003, we had Won 107.8 billion of accounts receivables from SK Networks primarily in connection with handset sales of our subsidiary, SK Teletech. As of the same date, we had Won 63.6 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks. For more information on SK Networks, see “Key Information — Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may have a material adverse impact on our business and financial condition”.

Other Related Parties

      In December 2000, we entered into an agreement with SK Corporation for the sale and leaseback of our head office, located at 99 Seorin-dong, Chongro-gu, Seoul, with a lease period from December 19, 2000 through March 31, 2004. Rent expense for the period from December 19, 2000 to December 31, 2000 was approximately Won 417 million. Under the lease agreement, in January 2001, we deposited Won 80.1 billion in refundable leasehold key money with SK Corporation. In 2003, we extended our contract through February 28, 2005 by depositing an additional Won 23.6 billion in refundable leasehold key money. Although there are no monthly rent payments, we pay a monthly management fee of Won 366.8 million. SK Corporation is obligated to refund the deposit, without interest, upon the expiration of the lease. As a result of these transactions, land and buildings with a net book value of Won 170.5 billion were removed from our balance sheet in 2000 and we recognized a loss of Won 5.9 billion on the disposal.

      On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2003, POSCO owned 5.0% of our shares.

      We are party to several contracts with SK Engineering and Construction related to the construction of our new corporate headquarters in Seoul. We expect that construction of our new headquarters will be completed by the end of 2004. The total contract price for the demolition of existing buildings on the site and construction of the new building is estimated to be Won 161 billion.

      We are party to an agreement with SKC&C pursuant to which SKC&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SKC&C from time to time for specific information technology-related projects. The aggregate fees we paid to SKC&C for information technology services amounted to Won 221.1 billion for 2001, Won 231.5 billion for 2002 and Won 284.2 billion for 2003. We also purchase various information technology-related equipment from SKC&C from time to time. The total amount of such purchases was Won 108.4 billion for 2001, Won 197.3 billion for 2002 and Won 182.8 billion for 2003.

      We are part of the SK Group of affiliated companies. See “Major Shareholders and Related Party Transactions — Major Shareholders.” As disclosed in note 23 of our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2003. In October 2003, the FTC ordered us to pay a fine of Won 4.1 billion in connection with our payment of advertisements on behalf of certain companies in the SK Group. We paid the fine in December 2003.

      The following table summarizes the amount of outstanding loans, including guarantees of any kind, made by us or our subsidiaries to or for the benefit of related parties from January 1, 2001 through December 31, 2003:

		Total Outstanding	Largest Amount		Nature of the Loan and the
	Date of	Amount as of	Outstanding During	Interest	Transaction in Which it was
Parties/Relationship	Contract	December 31, 2003	the Period	Rate	Incurred

DSS Mobile Communications, Ltd. (Joint Venture Company)	Sept. 2, 1994	US$15,733,922 (Won 18.9 billion)(1)	US$15,733,922 (Won 18.9 billion)(1)		Guarantee of loan from Sumitomo Bank in our capacity as shareholder and promoter of DSS Mobile.
SK Telecom paid DSS Mobile Communication’s obligation to Sumitomo Bank in 2001. SK Telecom has provided 100% allowance for the entire corresponding amount owed by DSS Mobile to SK Telecom.

(1)	Based on an exchange rate of US$1.00 to Won 1,192.0 as of December 31, 2003.

      All other loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than the normal risks of non-collection or present other unfavorable features.

Item. 8	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See “Financial Statements” and pages F-1 through F-68.

LEGAL PROCEEDINGS

FTC Proceedings

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

      In addition, also on September 10, 2001, the FTC ordered us to pay a fine of Won 100 million in connection with the sale arrangements for certain wireless handsets. SK Networks does not charge interest to our authorized dealers who sell handsets acquired from SK Networks to our subscribers under the no-interest installment plans, while charging interest under installment plans on handsets supplied by unaffiliated suppliers. The FTC views such practices as an unfair trade practice. We disagree with the FTC’s position and filed a lawsuit for an invalidation of the order on October 16, 2001. The Won 100 million fine was paid in full on November 15, 2001. On October 10, 2002, the Seoul High Court ruled in our favor. The FTC appealed the decision on November 20, 2002 and the appeal is currently pending before the Supreme Court.

      On July 22, 2002, members of the SK Group (including SK Telecom, SK Corporation and SK Networks) concurrently with several other large Korean conglomerates, received a notice from the FTC requesting that these companies submit certain information, including financial statements and information about related party transactions, to the FTC by August 3, 2002. This deadline was extended to August 9, 2002, and we provided the requested information to the FTC on that date. After concluding its investigation, on October 29, 2002, the FTC ordered us to pay a fine of Won 175 million for violating the disclosure rules concerning related party transactions, which we paid in full.

      On November 7, 2002, the FTC ordered us to pay a fine of Won 1.04 billion in connection with certain misleading advertisements relating to Moneta, our mobile credit card. We, along with LG Telecom and KT Freetel, advertised that there would be a Won 100,000 to Won 300,000 discount on the purchase of wireless handsets when paid with a mobile credit card, such as Moneta. The advertisements were found to be misleading by the FTC because the FTC concluded that we did not duly inform the subscribers of an annual interest rate up to 9% to be accrued on the credit amount. KT Freetel and LG Telecom were also fined Won 672 million and Won 384 million, respectively, for similar violations. The FTC also ordered us to make a public announcement of such violation.

      In October 2003, the FTC ordered us, SK Corporation and SKC&C to pay fines of Won 1.0. billion, Won 0.9 billion, Won 0.9 billion, respectively, in connection with loans extended to SK Life. FTC charged that the interest on the loans was below market-price. We paid the fine in December 2003. However, we have filed an appeal, as we believe that the interest on the loans was not below the interest rates customarily charged in the market. The appeal is currently pending.

      In October 2003, the FTC ordered us to pay a fine of Won 4.1 billion in connection with our payment of advertisements on behalf of certain companies in the SK Group. We paid the fine in December 2003.

      In March 2004, the FTC ordered us to pay a fine of Won 228 million for certain allegedly misleading advertisements made by us with respect to our competition and the nature of our services. LG Telecom and KT Freetel were also fined in connection with related offenses.

MIC Proceedings

      In March 2002, the MIC indicated its belief that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. Consequently, beginning in April 2002, we eliminated such incentives, and believe that other wireless network service providers eliminated such incentives. In May 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We paid in full a fine of Won 10.0 billion. See “Operating and Financial Review and Prospects — Overview — Revenue”.

      In July 2002 the MIC imposed on us (i) a total fine of Won 30 million for our and two of our branches’ refusal (a fine of Won 10 million for each) to comply with the MIC’s request for documents during the MIC’s spot investigations of possible handset subsidies, and (ii) a fine of Won 1 billion for a temporary stoppage of KT Corporation’s short messaging service on our networks for 17 hours without prior notice. We paid the fine in full in September 2002.

      On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 20, 2002) for violating MIC’s handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing on new subscribers for 20 days.

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

      In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system that was adopted by us in January 2004. The fine was imposed in response to (i) the adoption of a voice recording identifying our network upon connection of each outgoing call made on our network without the consent of our subscribers and (ii) “reverse-marketing” calls made between January 1, 2004 and January 9, 2004 informing our subscribers of benefits that they would lose by switching to another operator. We were ordered to make public announcements of these violations in major newspapers in Korea. In February 2004, the MIC also imposed fines of Won 250 million and Won 150 million on KT Freetel and LG Telecom, respectively, for their failure to accept cancellations of service by certain of their subscribers.

      In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to certain incentive payments that were deemed by the MIC to constitute improper handset subsidies. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments. We Filed an appeal, but MIC upheld the fine in April 2004.

      In April 2004, the MIC ordered us, KT Freetel, KT Corp. and LG Telecom, to pay fines of Won 650 million, Won 170 million, Won 20 million and Won 100 million, respectively, for failing to establish sufficient safeguards against the execution of telecommunications service contracts by users using false names. We were found to have conveyed payment delinquency information to credit rating companies without confirming that the names on the service contracts belonged to the actual users of our services. We, along, with KT Freetel, KT Corp. and LG Telecom, were ordered to publish the violations in newspapers.

      In addition, when the MIC approved the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on SK Telecom. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. Although the MIC has not yet made a formal determination, on May 31, 2004, the Minister of the MIC has stated that MIC intends to impose a Won 11.9 billion fine on us and extend the post-merger monitoring period until January 2007. When the MIC makes its formal determinations, the MIC, at its discretion, may take additional actions against us pursuant to telecommunications related laws and regulations in order to facilitate fair competition in the telecommunications industry. The MIC’s formal decision is expected in early June 2004. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Key Information — Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

Former Shinsegi Shareholders’ Litigation

      Former shareholders of Shinsegi approved the merger of Shinsegi into SK Telecom on November 16, 2001 at an extraordinary shareholders’ meeting. However, 28 former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders’ resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a “small scale” merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a “small scale” merger as claimed by the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs, claim as to the unfairness of the merger ratio. The plaintiffs appealed the decision on May 8, 2002, but the High Court denied the appeal. The case is currently pending in the Supreme Court.

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

GNI Enterprise Litigation

      On October 18, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Co. Ltd., our subsidiary, asserting that the contract for usage of Lycos brand between GNI Enterprise and SK Communications was effective. SK Communications believes that any liability that it may be subject to thereunder will be immaterial. The ultimate outcome of this lawsuit cannot be determined. In addition, in the lawsuit filed on November 15, 2002, GNI Enterprise Inc. asserted that the merger of Netsgo Co., Ltd. into SK Communications Co., Ltd. was not legitimate. On January 11, 2004, this lawsuit was terminated as GNI Enterprise Inc. withdrew its claims.

Multinet Litigation

      In October 2002, Multinet filed a lawsuit against the MIC in the Seoul Administrative Court in connection with MIC’s allocation to us of the frequency necessary in connection with our DMB business. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul Administrative Court ruled in favor of the MIC in December 2002. Multinet has filed an appeal with the High Court, and the appeal is currently pending.

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

DIVIDENDS

      Annual dividends, if any, on our outstanding shares must be approved at the annual general meeting of shareholders. This meeting is generally held in March of the following year, and the annual dividend is generally paid shortly after the meeting. Since our shareholders have discretion to declare annual dividends, we cannot give any assurance as to the amount of dividends per share or that any dividends will be declared at all. Interim dividends, if any, can be approved by a resolution of our board of directors. Once declared, dividends must be claimed within five years, after which the right to receive the dividends is extinguished and reverted to us.

      We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary’s fees and expenses. The ADR depositary’s designated bank in Korea must approve this conversion and remittance of cash dividends. See “Additional Information — Korean Foreign Exchange Controls and Securities Regulations” and “Additional Information — Taxation — Korean Taxation”.

      The following table sets forth the dividend per share, the aggregate total amount of dividends, as well as the number of outstanding shares entitled to dividends to the shareholders of record on December 31 of the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

					Number of Shares
	Dividend		Total Amount of		Entitled to
Year Ended December 31,	per Share		Dividends		Dividend

	(In Won)		(In billions of Won)
1997	W	90	W	5.6	62,169,720
1998		118		7.6	64,258,670
1999		185		15.4	83,284,110
2000		540		48.1	89,079,034
2001		690		57.3	82,993,404
2002		1,800		151.7	84,299,698
2003		5,500		404.9	73,614,308

(1)	Dividend per share and amount of shares entitled to dividend have been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.

      We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.

      Holders of non-voting shares are entitled to receive dividends in priority to the holders of common shares. The dividend on the non-voting shares is between 9.0% and 25.0% of the par value as determined by the board of directors at the time of their issuance. If the dividends for common shares exceed the dividends for non-voting shares, the holders of non-voting shares will be entitled to participate in the distribution of such excess amount with the holders of common shares. If the amount available for dividends is less than the aggregate amount of the minimum required dividend, holders of non-voting shares will be entitled to receive such accumulated unpaid dividend from dividends payable in the next fiscal year before holders of common shares. There are no non-voting shares issued or outstanding.

      We declare dividends annually at the annual general meeting of shareholders which is generally held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record or registered pledgees as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. If the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.

      Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. As a Korea Stock Exchange-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until our own capital ratio is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

      In addition, the Korean Securities and Exchange Act and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year.

      Under the Korean Securities and Exchange Act, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the annual shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting shares must be the same as that for our common shares.

      Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

Item. 9	The Offer and Listing

MARKET PRICE INFORMATION

      The principal trading market for our common stock is the Korea Stock Exchange. As of May 24, 2004, 82,276,711 shares of our common stock were outstanding.

      The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the symbol “SKM”. Each ADS represents one-ninth of one share of common stock. As of May 30, 2003, 98,870,022 ADSs representing 10,985,558 shares of our common stock were outstanding.

Shares of Common Stock

      The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the Korea Stock Exchange since January 1, 1999:

	Prices(1)
							Average Daily
Calendar Year	High(2)		Low(2)		Close		Trading Volume

	(Won per share)						(Number of shares)
1999	W	407,000	W	52,419	W	407,000	280,326
2000		481,000		216,000		253,000	262,660
First Quarter		481,000		323,000		360,000	238,762
Second Quarter		406,000		263,500		365,000	311,828
Third Quarter		379,000		216,000		272,000	239,913
Fourth Quarter		288,000		230,000		253,000	261,753
2001		295,000		165,000		268,000	242,254
First Quarter		293,500		182,000		183,000	253,393
Second Quarter		235,500		165,000		191,500	312,070
Third Quarter		233,000		184,500		208,000	154,785
Fourth Quarter		295,000		220,000		268,000	250,676
2002		299,000		209,500		229,000	261,482
First Quarter		299,000		242,000		290,000	263,168
Second Quarter		292,000		239,000		269,500	227,115
Third Quarter		279,500		209,500		237,000	241,154
Fourth Quarter		252,500		220,000		229,000	314,019
2003		235,000		142,000		199,000	327,689
First Quarter		235,000		142,000		153,000	497,115
Second Quarter		210,000		157,500		204,000	298,346
Third Quarter		216,000		183,000		184,000	267,821
Fourth Quarter		212,500		185,000		199,000	247,332
2004 (through May 24)		238,500		179,000		193,500	232,222
First Quarter		238,500		207,500		214,500	243,681
January		227,000		207,500		217,500	377,784
February		238,000		212,000		238,000	172,131
March		238,500		210,500		214,500	199,007
Second Quarter (through May 24)		213,000		179,000		193,500	212,848
April		213,000		195,500		200,000	203,779
May (through May 24)		206,500		179,000		193,500	224,939

Source: Korea Stock Exchange

(1)	The price give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(2)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

      The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 1999:

	Prices(1)
							Average Daily
Calendar Year	High(2)		Low(2)		Close		Trading Volume

	(US$ per ADS						(Number of ADSs)
1999	US$	39.94	US$	8.76	US$	38.38	744,266
2000		50.69		20.56		23.56	832,301
First Quarter		50.69		33.50		39.00	964,229
Second Quarter		43.31		28.25		36.31	781,578
Third Quarter		43.44		20.56		25.63	810,021
Fourth Quarter		28.19		21.31		23.56	773,376
2001		28.94		13.50		21.62	710,410
First Quarter		28.94		15.18		15.18	743,602
Second Quarter		21.05		13.50		16.90	817,532
Third Quarter		20.21		16.15		18.44	655,302
Fourth Quarter		25.29		18.26		21.62	623,611
2002		26.75		19.25		21.35	684,421
First Quarter		24.70		20.30		24.60	488,958
Second Quarter		26.75		20.20		24.40	555,865
Third Quarter		26.36		19.25		21.23	963,578
Fourth Quarter		22.81		19.30		21.35	717,859
2003		21.85		12.83		18.65	743,316
First Quarter		21.85		12.83		13.62	971,259
Second Quarter		19.40		14.07		18.86	723,959
Third Quarter		20.83		17.71		17.84	724,406
Fourth Quarter		19.90		17.46		18.65	564,023
2004 (through May 24)		25.01		19.15		20.30	1,181,672
First Quarter		25.01		19.43		21.30	1,330,742
January		22.33		19.43		22.18	1,774,400
February		25.01		22.03		25.01	1,191,863
March		24.98		21.15		21.30	1,059,678
Second Quarter (through May 24)		21.83		19.15		20.30	931,878
April		21.83		20.20		20.20	786,157
May (through May 24)		20.70		19.15		20.30	1,123,138

Source: New York Stock Exchange

(1)	The price give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(2)	Both high and low prices are based on the daily closing prices for the period.

THE KOREAN SECURITIES MARKET

The Korea Stock Exchange

      The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization, consisting of most of Korean securities companies and some Korean branches of foreign securities companies.

      As of May 20, 2004, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately Won 341.2 trillion. The average daily trading volume of equity securities for 2003 was approximately 542.0 million shares with an average transaction value of Won 2,216.6 billion and for the period from January 1, 2004 through May 20, 2004 was approximately 436.3 million shares with an average transaction value of Won 2,714.0 billion.

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

      Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average

							Price
					Dividend		Earnings
Year	Opening	High	Low	Closing	Yield(1)(%)		Ratio(2)

1980	100.00	119.36	100.00	106.87	20.9		2.6
1981	97.95	165.95	93.14	131.37	13.2		3.1
1982	123.60	134.49	106.00	127.31	10.5		3.4
1983	122.52	134.46	115.59	121.21	6.9		3.8
1984	116.73	142.46	114.37	142.46	5.1		4.5
1985	139.53	163.37	131.40	163.37	5.3		5.2
1986	161.40	279.67	153.85	272.61	4.3		7.6
1987	264.82	525.11	264.82	525.11	2.6		10.9
1988	532.04	922.56	527.89	907.20	2.4		11.2
1989	919.61	1,007.77	844.75	909.72	2.0		13.9
1990	908.59	928.77	566.27	696.11	2.2		12.8
1991	679.75	763.10	586.51	610.92	2.6		11.2
1992	624.23	691.48	459.07	678.44	2.2		10.9
1993	697.41	874.10	605.93	866.18	1.6		12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2		16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2		16.4
1996	888.85	986.84	651.22	651.22	1.3		17.8
1997	653.79	792.29	350.68	376.31	1.5		17.0
1998	385.49	579.86	280.00	562.46	1.9		10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1		13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	(3)	18.6	(3)
2001	520.95	704.50	468.76	693.70	2.0	(3)	14.2	(3)
2002	724.95	937.61	584.04	829.44	1.4	(3)	17.9	(3)
2003	653.17	822.16	515.24	810.71	2.1	(3)	11.7	(3)
2004 (through May 20)	821.26	936.06	728.98	767.79	1.9	(3)	12.7	(3)

Source: Korea Stock Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinion from external auditors.

      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

	Rounded Down
Previous Day’s Closing Price (Won)	to (Won)

Less than 5,000	W	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

      Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Additional Information Taxation — Korean Taxation”.

      The following table sets forth the number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization
	on the Last Day of Each Period					Average Daily Trading Volume & Value

	Number of
	Listed	(Millions of		(Thousands of		Thousands	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)		of Shares	Won)		Dollars)(1)

1980	352	W	2,526,553	US$	3,828,691	5,654	W	3,897	US$	5,905
1981	343		2,959,057		4,224,207	10,565		8,708		12,433
1982	334		3,000,494		4,407,711	9,704		6,667		8,904
1983	328		3,489,654		4,386,743	9,325		5,941		7,468
1984	336		5,148,460		6,222,456	14,847		10,642		12,862
1985	342		6,570,404		7,380,818	18,925		12,315		13,834
1986	355		11,994,233		13,924,115	31,755		32,870		38,159
1987	389		26,172,174		33,033,162	20,353		70,185		88,584
1988	502		64,543,685		94,348,318	10,367		198,364		289,963
1989	626		95,476,774		140,489,660	11,757		280,967		414,431
1990	669		79,019,676		110,301,055	10,866		183,692		256,500
1991	686		73,117,833		96,182,364	14,022		214,263		281,850
1992	688		84,711,982		107,502,515	24,028		308,246		391,175
1993	693		112,665,260		139,419,948	35,130		574,048		676,954
1994	699		151,217,231		191,729,721	36,862		776,257		984,223
1995	721		141,151,399		182,201,367	26,130		487,762		629,614
1996	760		117,369,988		139,031,021	26,571		486,834		575,733
1997	776		70,988,897		50,161,742	41,525		555,759		392,707
1998	748		137,798,451		114,090,455	97,716		660,429		471,432
1999	725		349,503,966		305,137,040	278,551		3,481,620		3,039,654
2000	704		188,041,490		150,162,898	306,163		2,602,211		2,078,028
2001	689		225,850,076		194,784,979	473,241		1,997,420		1,520,685
2002	683		258,680,756		218,167,122	851,242		3,041,592		2,414,362
2003	684		355,362,626		297,960,530	542,010		2,216,636		1,858,580
2004 (through May 24)	678		355,106,659		297,908,300	302,774		2,015,461		1,690,823

Source: Korea Stock Exchange

(1)	Converted at the concentration base rate of The Bank of Korea or the market average exchange rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of periods indicated.

      The Korean securities markets are principally regulated by the Financial Supervisory Commission of Korea and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

      Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

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

      Under the Korean Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member.

      When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per investor in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Securities and Exchange Act, as amended, subject to certain exceptions, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by securities companies.

Item. 10	Additional Information

DESCRIPTION OF CAPITAL STOCK

      This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act of 1962 (the “Korean Securities and Exchange Act”), the Korean Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act and the Korean Commercial Code. We have filed or incorporated by reference copies of our articles of incorporation and these laws as exhibits to our most recently filed annual report.

General

      The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	business of leasing available and real estate property;

•	research and technology development relating to the first four items above;

•	overseas and import/ export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

      Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting shares. As of May 20, 2004, 82,276,711 common shares were issued, of which 8,662,415 shares were held by us in treasury. We have never issued any non-voting shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Board of Directors

      Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request three or more directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the outside directors is required for certain matters, which includes:

•	investment by us or any of our subsidiaries in a foreign company or equity or other overseas assets in an amount equal to 5.0% or more of our shareholders’ equity under our most recent balance sheet; and

•	contribution of capital, loans or guarantees, acquisition of our subsidiaries’ assets or similar transactions with our affiliated companies in excess of Won 10 billion through one or a series of transactions.

      Resolutions of the board are adopted in the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present. No director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

      There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of a majority vote of the shareholders present at such meeting is obtained, and such majority also represents at least one-fourth of the total number of shares outstanding. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation permit cumulative voting starting from the ordinary general meeting of shareholders in 2003.

      The term of office for directors shall be until the close of the third annual general shareholders’ meeting convened after he or she commences his or her term. Our directors may serve consecutive terms and our shareholders may remove them from office at any time by a special resolution adopted at a general meeting of shareholders.

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

      We declare dividends annually at the annual general meeting of shareholders which is generally held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record or registered pledges as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. If the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.

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

      In addition, the Korean Securities and Exchange Act and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year.

      Under the Korean Securities and Exchange Act, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting of the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment.

      Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

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

Preemptive Rights and Issuance of Additional Shares

      We may at times issue authorized but unissued shares, unless otherwise provided in the Korean Commercial Code, on terms determined by our board of directors. All our shareholders are generally entitled to subscribe to any newly-issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ registry as of the relevant record date. Under the Korean Commercial Code, we may amend, without shareholders’ approval, the terms of these preemptive rights for different classes of shares. We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

      Under the Korean Commercial Code and our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders only if (1) the new shares are issued for the purpose of issuing depositary receipts in accordance with the relevant regulations or through an offering to public investors and (2) such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology for the improvement of our financial condition. Under our articles of incorporation, only our board of directors is authorized to set the terms and conditions with respect to such issuance of new shares.

      In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400 billion, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.

      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0%

of the sum of the number of shares then outstanding and the number of newly-issued shares. As of December 31, 2003, approximately 0.6% of the issued shares were held by members of our employee stock ownership association.

General Meeting of Shareholders

      We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3.0% or more of our outstanding common shares;

•	at the request of shareholders holding an aggregate of 3.0% or more of our outstanding shares for at least six months; or

•	at the request of our audit committee.

      Holders of non-voting shares may request a general meeting of shareholders only after the non-voting shares become entitled to vote or “enfranchised,” as described under “— Voting Rights” below.

      We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Mail Business Newspaper, both published in Seoul, for this purpose. Shareholders who are not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders.

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

      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting if the proportion of affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, and such affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company or a part of the business of any other company having a material effect on our business;

•	reducing our capital; or

•	issuing any new shares at a price lower than their par value.

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

Rights of Dissenting Shareholders

      In some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the Korea Stock Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Stock Exchange for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily share price on the Korea Stock Exchange for the one week period before such date of the adoption of the relevant resolution. However, the Financial Supervisory Commission of Korea may adjust this price if we or 30.0% or more of dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Registry of Shareholders and Record Dates

      Our transfer agent, Kookmin Bank, maintains the registry of our shareholders at its office in Seoul, Korea. It records and registers transfers of shares on the registry of shareholders upon presentation of the share certificates.

      The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the registry of shareholders is closed for the period from January 1 to January 31 of the following year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

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

Transfer of Shares

      Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his or her name, seal and address registered on our registry of shareholders, maintained by our transfer agent. A non-Korean shareholder may file a sample signature in place of a seal, unless he or she is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent in Korea authorized to receive notices on his or her behalf and file his or her mailing address in Korea. These requirements do not apply to holders of ADSs.

      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “— Korean Foreign Exchange Controls and Securities Regulations”.

      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.

Restrictions Applicable to Shares

      Pursuant to the Telecommunications Business Law, the maximum aggregate foreign shareholding in us is limited to 49.0%. See “Information on the Company — Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by non-residents or non-Koreans. See “— Korean Foreign Exchange Controls and Securities Regulations”.

Acquisition of Shares by Us

      Under the Korean Commercial Code, we may not acquire our own shares except in limited circumstances, such as a reduction in capital. However, we may acquire our own shares under the relevant provisions of the Securities and Exchange Act. In such cases, we may acquire shares through purchases on the Korea Stock Exchange or through a tender-offer after filing the required report with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. We may also acquire interests in our own shares through agreements with trust companies, securities investment companies and securities investment trust companies after filing a report with the Financial Supervisory Commission and the Korean Stock Exchange. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.

      Under the Korean Commercial Code, except in the case of a reduction in capital, we must resell or transfer any shares we acquire to a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our shares. Under the Korean Securities and Exchange Act, we are subject to certain selling restrictions for the shares we acquire. In the case of a reduction in capital, we must immediately cancel the shares we acquire. On October 26, 2001, in accordance with the approval of our board of directors, we announced plans to establish trust funds with four Korean banks with a total funding of won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. See “Operating and Financial Review and Prospects”.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

      The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADSs, as supplemented by the side letter dated as of August 1, 2002 by and between us and Citibank, N.A., as ADR depositary, and as supplemented by the side letter dated as of October 1, 2002 by and between us and Citibank, N.A., as ADR depositary. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our registration statement on Form F-3 (File No. 333-91304) filed with the United States Securities and Exchange Commission. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 111 Wall Street, 20th Floor, New York, New York 10043, and at the principal London office of the ADR depositary currently located at Cottons Centre, Hays Lane, London SE1 2QT, England.

American Depositary Receipts

      The ADR depositary will execute and deliver the ADRs evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary’s custodian in Seoul, or the Custodian. The Custodian is Korea Securities Depository, located at 36-5 Yoido-dong, Yongdungpo-ku, Seoul, Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian”. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

Deposit and Withdrawal of Shares of Common Stock

      Notwithstanding the provisions described below, under the terms of the deposit agreement, as amended by the side letter dated as of October 1, 2002, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADRs after such deposit does not exceed a specified maximum, 13,598,544 shares as of October 1, 2002. This limit will be adjusted in certain circumstances, including (1) increases upon the cancellation of existing ADRs (up to a maximum of 5,605,839 shares), (2) increases upon future offerings of ADSs by us or our shareholders, (3) increases upon issuances of ADSs upon the exchange of outstanding exchangeable bonds issued by Momenta (Cayman) (a special purpose vehicle incorporated in the Cayman Islands, which sold bonds exchangeable initially into such ADSs, see, “Major Shareholders and Related Party Transactions — Related Party Transactions”), (4) increases for rights offerings and (5) adjustments for share reclassifications. The limit also may be decreased in certain circumstances, including in connection with purchases of ADSs by Momenta (Cayman) in accordance with the terms of its exchangeable bonds. Notwithstanding the foregoing, the ADR depositary and the custodian may not accept deposits of shares of common stock for issuance of ADSs (other than in the case of an exercise of the exchange rights of the exchangeable bonds issued by Momenta (Cayman)) (i) if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation or (ii) from a person intending to make a deposit that identifies itself to the depositary and that has been identified in writing by us as a holder of at least 3% of our shares of common stock on October 7, 2002.

      The shares of common stock underlying the ADSs are delivered to the ADR depositary’s custodian in book-entry form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs to the persons you designate. The ADR depositary and the ADR depositary’s custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of incorporation or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law.

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

      Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADS. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADSs (even if the cancellation occurs before the termination of the pre-release) or upon receipt of other ADSs. The ADR depositary may pre-release ADSs only under the following circumstances:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the ADR depositary in writing that it or its customer owns the shares of common stock or ADRs to be deposited and show evidence of the ownership to the ADR depositary’s satisfaction;

•	before or at the time of such pre-release, the person to whom the pre-release is being made must agree in writing that he will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or custodian, reflect on his records the ADR depositary as owner of such shares of common stock or ADSs and deliver such shares of common stock upon the ADR depositary’s request;

•	the pre-release must be fully collateralized with cash or U.S. government securities;

•	the ADR depositary must be able to terminate the pre-release on not more than five business day’s notice; and

•	the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

      The ADR depositary may retain for its own account any compensation received by it in connection with the pre-release, such as earnings on the collateral.

      If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See “Korean Foreign Exchange Controls and Securities Regulations — Restrictions Applicable to Shares”.

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

      In the event that the ADR depositary or the ADR depositary’s custodian receives any distribution upon any deposited shares of common stock in property or securities (other than shares of common stock, non-voting shares or rights to receive shares of common stock or non-voting shares), the ADR depositary will distribute the property or securities to you in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, equitable and practicable. If the ADR depositary determines that any distribution of property or securities (other than shares of common stock, non-voting shares or rights to receive shares of common stock or non-voting shares) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable or practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

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

Record Dates

      The ADR depositary will fix a record date, after consultation with us, in each of the following situations:

•	any cash dividend or other cash distribution becomes payable;

•	any distribution other than cash is made;

•	rights are issued with respect to deposited shares of common stock;

•	the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS; or

•	the ADR depositary receives notice of any shareholders’ meeting.

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

Voting of the Underlying Shares of Common Stock

      We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice but not less than 14 days before the meeting. As soon as practicable after it receives our notice, the ADR depositary will fix a record date, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

•	the information contained in our notice to the ADR depositary including an English translation, or, if requested by us, a summary of the information provided by us;

•	a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the ADR holders may give their instructions.

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

Inspection of Transfer Books

      The ADR depositary will keep books at its principal New York office which is currently located at 111 Wall Street, 20th Floor/ Zone 7, New York, New York 10043, for the registration and transfer of ADRs. You may inspect the books of the ADR depositary as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

      On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the shares of common stock, we will transmit to the Custodian and the ADR depositary sufficient copies of the notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with Korean GAAP and, if prepared pursuant to the Securities Exchange Act of 1934, as amended, a reconciliation of net earnings for the year and stockholders’ equity to U.S. GAAP, and unaudited non-consolidated semiannual financial statements prepared in conformity with Korean GAAP. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

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

      The ADR depositary will terminate the deposit agreement if we ask it to do so with 90 days’ prior written notice. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us at least 90 days in advance that it would like to resign and we have not appointed a new depositary. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

      If any ADRs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the deposited shares of common stock;

•	to sell property and rights and the conversion of deposited shares of common stock into cash as provided in the deposit agreement; and

•	to deliver deposited shares of common stock, together with any dividends or other distributions received with respect to the deposited shares of common stock and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADRs.

      At any time after the expiration of six months from the date of termination, the ADR depositary may sell any remaining deposited shares of common stock and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then.

Charges of ADR Depositary

      The fees and expenses of the ADR depositary as agreed between us and the ADR depositary include:

•	taxes and other governmental charges;

•	registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the Custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency into Dollars under the deposit agreement;

•	a fee of up to US$5.00 per 100 ADSs, or portion thereof, for execution and delivery of ADSs and the surrender of ADRs under the deposit agreement; and

•	a fee of up to US$0.02 per ADS held for cash distributions, a sale or exercise of rights or the taking of any other corporate action involving distributions to shareholders.

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

      Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the Custodian a proof of citizenship, residence, exchange control approval, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of their interest, to provide information relating to the registration on our shareholders’ register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the Custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, unless otherwise instructed by us, in a timely manner, with copies of any these proofs and certificates and these written representations and warranties.

      The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed, or if that action is deemed necessary or advisable by us or the ADR depositary at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in “Deposit and Withdrawal of Shares of Common Stock” above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with (1) temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders’ meeting or the payment of dividends, (2) payment of fees, taxes and similar charges, or (3) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

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

      The consolidated balance sheets of Citibank are set forth in Citicorp’s Annual Reports on Form 10-K, and in Citicorp’s quarterly financial reviews and Forms 10-Q. Citicorp’s Annual Reports on Form 10-K and quarterly financial reviews and Forms 10-Q are filed periodically with the United States Securities and Exchange Commission, or SEC.

      Citibank’s Articles of Association and By-laws, each as currently in effect, together with Citicorp’s most recent annual and quarterly reports will be available for inspection at the Depositary Receipt office of Citibank, N.A., 111 Wall Street, 20th Floor/ Zone 7, New York, New York 10043.

MATERIAL CONTRACTS

      We did not enter into any material contracts during the period from January 1, 2001 through May 31, 2004, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group see “Major Shareholders and Related Party Transactions — Related Party Transactions”. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Operating and Financial Review and Prospects — Capital Requirements and Resources”.

KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

General

      The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws. The Financial Supervisory Commission of Korea has also adopted, pursuant to its authority under the Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

      Subject to certain limitations, the MOFE has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to the Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOFE may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

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

      Under current Korean laws and regulations, the ADR depositary is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between:

•	the aggregate number of common shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs); and

•	the number of common shares on deposit with the ADR depositary at the time of such proposed deposit. We can give no assurance that we would grant our consent, if our consent is required. In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. See “Additional Information — Description of American Depositary Shares”. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

      Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants, collectively referred to as Equity Securities, together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status of the holdings to the Financial Supervisory Commission of Korea and (1) the Korea Stock Exchange if the shares are listed on the Korean Stock Exchange or (2) the Korean Securities Dealers Association if the shares are registered on KOSDAQ within five business days after reaching the 5.0% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities is required to be reported to the Financial Supervisory Commission of Korea and (1) the Korea Stock Exchange if the shares are listed on the Korean Stock Exchange or (2) the Korean Securities Dealers Association, if the shares are listed on KOSDAQ, within five business days from the date of the change.

      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Supervisory Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our common shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a “major shareholder”) must report the status of his/her shareholding to the Securities and Futures Commission and the Korean Securities Dealers Association by the tenth day of the calendar month immediately following the month in which any changes in shareholding have occurred. Violations of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment.

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

•	odd-lot trading of shares;

•	acquisition of shares by a foreign company as a result of a merger;

•	acquisition or disposal of shares in connection with a tender offer;

•	acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

•	acquisition of shares through exercise of rights under securities issued outside of Korea;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded; and

•	acquisition of shares by direct investment under the Foreign Investment Promotion Law.

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

      The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the Korea Stock Exchange or the KOSDAQ (including Converted Shares) and shares being publicly offered for initial listing on the Korean Stock Exchange or registration on the KOSDAQ to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company or financial institution in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing in Korea for six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

      Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the Korea Stock Exchange and the KOSDAQ and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, such acquisition or sale of shares must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the Korea Stock Exchange or the KOSDAQ and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the Korea Stock Exchange or the KOSDAQ, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

      Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3.0% of the total number of shares in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy of Korea, which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Law. The Telecommunications Business Law generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. Foreign investors may hold shares of our common stock in excess of the 49% limitation acquired as a result of the exercise of certain exchange-traded stock options for individual corporations; provided, however, that any such foreign investor must dispose of any of shares of our common stock in excess of the 49% limitation within one day after settlement of the option. A foreigner who has acquired shares in excess of such restriction described above may not exercise its voting rights with respect to the shares exceeding such limitations, and may be subject to corrective orders.

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

      Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or the investor’s Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the tax authorities by the foreign exchange bank at which the Won account is maintained. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

      Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Protection of Customer’s Interest in case of Insolvency of Securities Companies

      Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

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

      When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result.

      However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per investor in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Securities and Exchange Act, as amended, subject to certain exceptions, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by securities companies.

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

U.S. Federal Income Tax Consequences

      The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of ADSs or shares of SK Telecom.

      This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom.

Scope of This Disclosure

Authorities

      This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

      For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or shares of SK Telecom that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

      A “non-U.S. Holder” is a beneficial owner of ADSs or shares of SK Telecom other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

      This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own ADSs or shares of SK Telecom as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired ADSs or shares of SK Telecom through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold ADSs or shares of SK Telecom or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold ADSs or shares of SK Telecom, (h) U.S. Holders that hold ADSs or shares of SK Telecom other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

      This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom. (See “Taxation — Korean Taxation” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of ADSs or Shares of SK Telecom

Treatment of ADSs

      A U.S. Holder of ADSs should be treated, for U.S. federal income tax purposes, as the owner of such U.S. Holder’s proportionate interest in the SK Telecom shares held by the depositary that are represented and evidenced by such ADSs.

Distributions

General Taxation of Distributions

      A U.S. Holder that receives a distribution with respect to the ADSs or shares of SK Telecom will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Korean income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of SK Telecom. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of SK Telecom, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the ADSs or shares of SK Telecom and, (b) thereafter, as gain from the sale or exchange of such ADSs or shares of SK Telecom. (See more detailed discussion at “Disposition” below).

Reduced Tax Rates for Certain Dividends

      For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by SK Telecom generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) SK Telecom is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on ADSs or shares of SK Telecom that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

      SK Telecom generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) SK Telecom is incorporated in a possession of the U.S., (b) SK Telecom is eligible for the benefits of the Convention between the U.S. and the Republic of Korea for the Avoidance of Double Taxation, or (c) the ADSs or shares of SK Telecom, as the case may be, are readily tradable on an established securities market in the U.S. However, even if SK Telecom satisfies one or more of such requirements, SK Telecom will not be treated as a QFC if SK Telecom is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” for the taxable year during which SK Telecom pays a dividend or for the preceding taxable year.

      SK Telecom believes that it is not a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). Accordingly, SK Telecom believes that it should be a QFC. There can be no assurance, however, that the IRS will not challenge the determination made by SK Telecom concerning its QFC status or that SK Telecom will be a QFC for the current or any future taxable year. If SK Telecom is not a QFC, a dividend paid by SK Telecom to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

      The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain does not exceed U.S.$200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

      Dividends paid on the ADSs or shares of SK Telecom generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition

      A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of ADSs or shares of SK Telecom in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the ADSs or shares of SK Telecom sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the ADSs or shares of SK Telecom are held for more than one year.

      Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

      A U.S. Holder should not recognize gain or loss on the surrender of an ADS for such U.S. Holder’s proportionate interest in the SK Telecom shares held by the depositary that are represented and evidenced by such ADS.

Foreign Tax Credit

      A U.S. Holder who pays (whether directly or through withholding) Korean income tax with respect to the ADSs or shares of SK Telecom generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Korean income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

      Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income). Dividends paid by SK Telecom generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of SK Telecom may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by SK Telecom. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

      Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, ADSs or shares of SK Telecom generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

      If SK Telecom is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom.

Passive Foreign Investment Company

      SK Telecom generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of SK Telecom for such taxable year is passive income or (b) 50% or more of the assets held by SK Telecom either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if SK Telecom is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

      For purposes of the PFIC income test and assets test described above, if SK Telecom owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, SK Telecom will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by SK Telecom from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

      If SK Telecom is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom will depend on whether such U.S. Holder makes an election to treat SK Telecom as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

      Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of ADSs or shares of SK Telecom, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the ADSs or shares of SK Telecom, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the ADSs or shares of SK Telecom. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the ADSs or shares of SK Telecom generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

      A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of SK Telecom, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of SK Telecom, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which SK Telecom is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by SK Telecom.

      A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the ADSs or shares of SK Telecom are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which SK Telecom is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the ADSs or shares of SK Telecom as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such ADSs or shares of SK Telecom. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the ADSs or shares of SK Telecom over (b) the fair market value of such ADSs or shares of SK Telecom as of the close of such taxable year.

      SK Telecom does not believe that it was a PFIC for the taxable year ended December 31, 2003 and does not expect that it will be a PFIC for the taxable year ending December 31, 2004. There can be no assurance, however, that the IRS will not challenge the determination made by SK Telecom concerning its PFIC status or that SK Telecom will not be a PFIC for the current or any future taxable year.

      The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of SK Telecom.

Korean Taxation

      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Dividends on the Shares or ADSs

      We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, generally a reduced withholding tax at the rate of 16.5% will apply.

      In order to obtain the benefits of a reduced withholding tax rate under treaty, you must submit to us, prior to the dividend payment date, such residence as may be required by the Korean tax authorities. Residence may be submitted to us through the ADR depositary. In addition, on or after July 1, 2002, to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your country of tax residence. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

      If we distribute to you free shares representing a transfer of certain into paid-in capital, that subject to Korean withholding capital reserves or asset revaluation reserves distribution may be deemed a dividend which is tax.

Taxation Of Capital Gains

      You may be exempt from Korean taxation on capital gains from the shares if you have owned, together with certain related parties, less than 25.0% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale and the sale is made through the Korea Stock Exchange. As for the ADSs, according to a ruling issued Korean taxation authorities, capital gains earned by a non-resident holder, whether or not such holder has a permanent establishment in Korea, from the transfer of ADSs outside Korea are not subject to Korean taxation. Under the Tax Benefit Limitation Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company which are denominated in foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korea taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation if listed or registered and sold through an overseas securities exchange having functional similarity to the Korean Stock Exchange or KOSDAQ under the Korean Securities and Exchange Act.

      If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost and transfer expenses of the ADSs, 27.5% of the net capital gains. Under the Korea-United States Tax Treaty, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our Shares or ADSs, subject to certain exceptions.

      If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the ADR depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller’s residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

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

      According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. Moreover, to date, the imposition of securities transaction tax has not been enforced on the transfers of ADSs, however, the Ministry of Finance and Economy recently issued a ruling on February 25, 2004 to the Korean National Tax Service holding that depositary shares fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the Ministry of Finance and Economy treats the transfers of depositary shares the same as the transfer of the underlying Korean shares. However, under Korean tax laws, transfers of depositary shares listed or registered on the New York Stock Exchange, Nasdaq National Market or other foreign exchanges that may be designated by the Ministry of Finance and Economy (the Ministry of Finance and Economy has not yet designated any other exchanges upon which the transfers of ADSs will be exempted from the securities transaction tax) will be exempted from the securities transaction tax.

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

      The failure to pay the securities transaction tax will result in a penalty of 10% of the tax due. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation.

Documents On Display

      We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to apply to foreign private issuers. You the may rules and regulations of the SEC that read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are not required to make filings with the SEC by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

      Documents filed with this report and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at 99, Seorin-Dong, Jongro-Gu, Seoul, Korea.

Item. 11	Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate and Interest Rate Risks

      We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We did not have any outstanding swap or derivative transactions as of December 31, 2003. In the first quarter of 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. See note 31 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

      The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

      Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 9.1% or Won 29 billion as of December 31, 2003.

Interest Rate Risk

      We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities of as of December 31, 2003:

	Maturities

	2004		2005		2006		2007		2008		Thereafter	Total		Fair Value

	(In billions of Won, except for percentage data)
Local currency:
Fixed rate	W	1,844.6	W	493.9	W	782.9	W	683.7	W	296.2	—	W	4,101.3	W	4,170.1
Average weighted rate(1)		5.60%		6.00%		5.50%		5.57%		5.50%	—%		—%		—%
Variable rate		—		—		—		—		—	—		—		—
Average weighted rate(1)		—		—		—		—		—	—		—		—

Sub-total	W	1,844.6	W	493.9	W	782.9	W	683.7	W	296.2	—	W	4,101.3	W	4,170.1

Foreign currency:
Fixed rate	W	297.1		—		—		—		—	—	W	297.1	W	301.9
Average weighted rate(1)		6.45%		—		—		—		—	—		—		—
Variable rate	W	8.6	W	1.6	W	5.2		—		—	—	W	15.4	W	15.4
Average weighted rate(1)		3.91%		2.77%		5.57%		—%		—%	—%		—%		—%

Sub-total	W	305.7	W	1.6	W	5.2		—		—	—	W	312.5	W	317.3

Total	W	2,150.3	W	495.5	W	788.1	W	683.7	W	296.2	—	W	4,413.8	W	4,487.4

(1)	Weighted average rates of the portfolio at the period end.

      A 1.0% change in interest rates would result in a change of approximately 1.91% in the fair value of our liabilities resulting in a Won 70.5 billion change in their value as of December 31, 2003 and an approximate Won 0.1 billion annualized change in interest expenses.

Item. 12	Description of Securities other than Equity Securities

      Not applicable.

Item. 13	Defaults, Dividend Arrearage and Delinquencies.

      None.

Item. 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item. 15	Controls and Procedures

Disclosure Controls And Procedures

      In light of the new regulatory framework introduced by the Sarbanes-Oxley Act of 2002, we established a formal disclosure committee. Our disclosure committee consists of the head of each divisional group, including (among others) the heads of the investor relations office, legal office and strategic planning office. The committee, together with our Chief Executive Officer and Chief Financial Officer, has the responsibility for the evaluation of the effectiveness of our new disclosure and control procedures and may generally take all actions deemed necessary or desirable to ensure compliance with such procedures.

      As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Changes In Internal Controls Over Financial Reporting

      During the period covered by this annual report on Form 20-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item. 16A	Audit Committee Financial Expert

      We believe that one or more of the members of our audit committee satisfy the criteria for “audit committee financial expert” prescribed by the Securities and Exchange Commission; however, our board of directors has not yet formally determined that any members of the audit committee satisfy the SEC criteria for audit committee financial expert. See “Directors, Senior Management and Employees — Board Practices — Audit Committee” for additional information regarding our Audit Committee.

Item. 16B	Code of Ethics

Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller

      We have a code of ethics that applies to our Chief Executive Officer, senior accounting officers and employees. We also have internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. We are in the process of revising our code of ethics to ensure that it appropriately addresses our initiatives to improve our corporate governance policies. A copy of the Company’s code of conduct is attached to this annual report as Exhibit 11.1.

Item. 16C	Principal Accountant Fees and Services

      The table sets forth the fees we paid to our independent auditors, Deloitte & Touche LLC (Hana) for the year ended December 31, 2003 and Ahn Kwon & Co. for the year ended December 31, 2002:

Years Ended December 31,

	2003		2002

(In millions of Won)
Audit:	W	727.7 million	W	913.9 million
Audit Related:	W	13.7 million	W	122.0 million
Tax	W	143.0 million	W	74.7 million
All Other Fees	W	12,006.2 million	W	11,058.4 million

Total	W	12,890.6 million	W	12,169.0 million

      “Audit Fees” are the aggregate fees billed by Deloitte & Touche LLC (Hana) in 2003 and by Ahn Kwon & Co. in 2002 for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

      “Audit-Related Fees” are fees charged by Deloitte & Touche LLC (Hana) in 2003 and by Ahn Kwon & Co. in 2002 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

      “Tax Fees” are fees for professional services rendered by Deloitte & Touche LLC (Hana) in 2003 and by Ahn Kwon & Co. in 2002 for tax compliance, tax advice on actual or contemplated transactions.

      Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte & Touche LLC (Hana) in 2003 and by Ahn Kwon & Co. in 2002 primarily for business consulting.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

      Our audit committee pre-approves all audit services to be provided by Deloitte & Touche LLC (Hana), our independent auditors. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the Securities and Exchange Commission and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors.

      Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

Item. 16D	Exemptions from the Listing Standards for Audit Committees.

      Not applicable.

Item. 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

      On August 11, 2003, we concluded a stock buyback program which we commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 525.2 billion (or an average of approximately Won 206,388 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 84,821,311 to 82,276,711 as of December 31, 2003.

      Set forth in the following table is information with respect to purchases made by or on behalf of the issuer or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act) of our Common Shares.

				Total Number of	Maximum Number
				Shares Purchased as	of Shares that May
		Average		Part of Publicly	Yet be Purchased
	Total Number of	Price Paid		Announces Plans or	Under the Plans or
Period	Shares Purchased	Per Share		Programs	Programs

January	—		—	—	—
February	—		—	—	—
March	—		—	—	—
April	—		—	—	—
May	—		—	—	—
June	100,000	W	206,500	100,000	—
July	1,698,340	W	205,416	1,698,340	—
August	746,260	W	207,531	746,260	—
September	—		—	—	—
October	—		—	—	—
November	—		—	—	—
December	—		—	—	—

Total	2,644,600			2,644,600	—

      We exchanged 29,808,333 shares of KT Corporation’s common stock at Won 50,900 per share for 8,266,923 shares of our common stock at Won 224,000 per share and settled the difference of Won 334.5 billion between the aggregate sale and purchase prices in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between us and KT Corporation dated November 14, 2002. Of the 8,266,923 shares of our common stock exchanged, 4,457,635 shares of our common stock were subsequently cancelled and 3,809,288 shares were designated as treasury stock for use in future mergers and acquisitions transactions and strategic alliances or for other corporate purposes to be determined by us. As a result of the share swap, all cross-shareholdings between KT Corporation and us have been completely eliminated.

      In late May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law.

Item. 17	Financial Statements

Item. 17	Financial Statements

Item. 18	Financial Statements

Item. 18	Financial Statements

      Not applicable.

INDEX TO FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page

Independent Auditors’ Report of Deloitte & Touche LLC (Hana) for the years ended December 31, 2001, 2002 and 2003	F-2
Independent Auditors’ Report of Young Wha Corporation for the year ended December 31, 2001	F-3
Consolidated Balance Sheets as of December 31, 2001, 2002 and 2003	F-4–F-5
Consolidated Statements of Income for the Years Ended December 31, 2001, 2002 and 2003	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003	F-7–F-8
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2001, 2002 and 2003	F-9–F-10
Notes to Consolidated Financial Statements	F-11

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of SK Telecom Co., Ltd.

      We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2001, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Shinsegi Telecomm, Inc. (a consolidated subsidiary) for the year ended December 31, 2001, which statements reflect total assets constituting 12.83% of consolidated total assets as of December 31, 2001 and total revenues constituting 22.61% of consolidated total revenues for the year ended December 31, 2001. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Shinsegi Telecomm, Inc., is based solely on the report of such other auditors.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and its subsidiaries at December 31, 2001, 2002 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

      Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

      As described in Note 31 to the accompanying consolidated financial statements, in accordance with the approval of its board of directors dated March 12, 2004, the Company issued unguaranteed domestic bonds with face amounts totaling W 150,000 million and unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300 million on March 23, 2004 and April 1, 2004, respectively. The domestic bonds were issued at an annual rate of 5% for W 148,155 million and will be repaid in full at its maturity on March 23, 2009. The U.S. dollar denominated bonds were issued at an annual rate of 4.5% for US$297.8 million and will be repaid in full at its maturity on April 1, 2011.

      Generally accepted accounting principles in the Republic of Korea vary in certain respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as of December 31, 2001, 2002 and 2003 to the extent summarized in Note 32 to the consolidated financial statements.

/s/ DELOITTE & TOUCHE LLC (HANA)

April 2, 2004 (May 31, 2004 with respect to contingency discussed in Note 21 (k))

INDEPENDENT AUDITORS’ REPORT

The Stockholders and Board of Directors

Shinsegi Telecomm, Inc.

      We have audited the balance sheets of Shinsegi Telecomm, Inc. as of December 31, 2000 and 2001, and the related statements of income, stockholders’ equity and cash flows for the nine-month period ended December 31, 2000 and the year ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of Shinsegi Telecomm, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shinsegi Telecomm, Inc. as a December 31, 2000 and 2001, and the results of its operations, stockholders’ equity and its cash flows for the nine-month period ended December 31, 2000 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the Republic of Korea.

      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of operations for the nine-month period ended December 31, 2000 and the year ended December 31, 2001 and stockholders’ equity as of December 31, 2000 and 2001, to the extent summarized in Note 19 to Shinsegi Telecomm, Inc.’s financial statements.

Young Wha Corporation

Seoul, Korea
January 25, 2002

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001, 2002 AND 2003

	2001		2002		2003		2003

							(In thousands
							of U.S. dollars)
	(In millions of Korean won)						(Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 13)	W	867,280	W	664,117	W	317,488	$266,349
Short-term financial instruments (Note 13)		430,919		202,905		154,922	129,968
Trading securities (Notes 2 and 3)		637,530		754,219		893,217	749,343
Current portion of long-term investment securities (Notes 2 and 3)		—		70,267		85,861	72,031
Accounts receivable — trade, net of allowance for doubtful accounts of W 81,681 million, W 60,542 million and W 65,327 million at December 31, 2001, 2002 and 2003, respectively (Notes 2, 13 and 23)		1,181,711		1,442,135		1,579,153	1,324,793
Accounts receivable — other, net of allowance for doubtful accounts of W 74,065 million, W 23,355 million and W 16,768 million at December 31, 2001, 2002 and 2003, respectively (Notes 2, 13 and 23)		1,096,005		852,873		867,120	727,450
Inventories (Notes 2 and 22)		66,559		27,460		31,516	26,440
Short-term loans and other (Note 5)		66,742		99,748		140,248	117,658

Total Current Assets		4,346,746		4,113,724		4,069,525	3,414,032

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 12, 21 and 22)		4,174,726		4,569,417		4,641,547	3,893,915
Intangible assets (Notes 2 and 7)		3,816,373		3,721,235		3,674,944	3,083,007
Long-term investment securities (Notes 2 and 3)		497,351		1,394,697		879,193	737,578
Equity securities accounted for using the equity method (Notes 2 and 4)		105,317		81,247		183,709	154,118
Long-term bank deposits (Note 21)		77		177		352	295
Long-term loans, net of allowance for doubtful accounts of W 19,699 million, W 19,486 million and W 19,552 million at December 31, 2001, 2002 and 2003, respectively (Notes 2 and 5)		83,520		52,688		40,819	34,244
Guarantee deposits (Notes 13 and 23)		280,760		249,331		270,255	226,724
Other		21,405		46,194		57,873	48,552

Total Non-Current Assets		8,979,529		10,114,986		9,748,692	8,178,433

TOTAL ASSETS	W	13,326,275	W	14,228,710	W	13,818,217	$11,592,465

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	2001		2002		2003		2003

							(In thousands
							of U.S. dollars)
	(In millions of Korean won)						(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 13 and 23)	W	1,035,197	W	1,697,502	W	1,317,162	$1,105,002
Short-term borrowings (Notes 13 and 21)		1,167,348		687,296		786,096	659,477
Income taxes payable		371,981		383,900		402,559	337,717
Accrued expenses (Note 13)		357,270		408,521		420,995	353,184
Currency forward contracts (Notes 2 and 8)		4,982		—		—	—
Current portion of long-term debt (Notes 9, 10 and 12)		665,472		922,209		1,364,264	1,144,517
Current portion of facility deposits		10,400		18,415		12,881	10,806
Other		65,931		185,543		226,953	190,397

Total Current Liabilities		3,678,581		4,303,386		4,530,910	3,801,100

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 9)		2,649,119		2,908,496		2,261,868	1,897,540
Long-term borrowings (Note 10)		45,602		10,284		1,633	1,370
Facility deposits (Note 11)		56,519		46,850		44,197	37,078
Long-term payables — other, net of present value discount of W 98,017 million and W 85,881 million at December 31, 2002 and 2003, respectively (Note 2)		650,000		551,983		564,119	473,254
Obligations under capital leases (Notes 2, 12, 13 and 21)		633		121		—	—
Accrued severance indemnities, net (Note 2)		61,620		48,519		67,824	56,899
Deferred income tax liabilities (Notes 2 and 18)		15,169		104,770		226,029	189,622
Guarantee deposits received and other (Note 23)		19,728		22,401		27,790	23,314

Total Long-Term Liabilities		3,498,390		3,693,424		3,193,460	2,679,077

Total Liabilities		7,176,971		7,996,810		7,724,370	6,480,177

COMMITMENTS AND CONTINGENCIES (Note 21)
SHAREHOLDERS’ EQUITY:
Capital stock (Notes 1 and 14)		44,576		44,576		44,639	37,449
Capital surplus (Note 14)		3,449,698		2,884,382		2,911,556	2,442,581
Retained earnings (Note 15)		3,443,319		4,873,205		5,139,911	4,312,006
Capital adjustments:
Treasury stock (Note 16)		(1,425,852)		(2,192,449)		(2,047,103)	(1,717,368)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		(68,979)		(104,117)		(160,622)	(134,750)
Equity in capital adjustment of affiliates (Notes 2 and 4)		530		(5,171)		42,581	35,722
Stock options (Notes 2 and 17)		960		2,452		3,741	3,138
Foreign-based operations’ translation credit (Note 2)		707		3,515		3,159	2,650
Minority interest in equity of consolidated subsidiaries (Note 2)		704,345		725,507		155,985	130,860

Total Shareholders’ Equity		6,149,304		6,231,900		6,093,847	5,112,288

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	W	13,326,275	W	14,228,710	W	13,818,217	$11,592,465

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001		2002		2003		2003

							(In thousands of
							U.S. dollars, except
	(In millions of Korean won, except for						for income per share)
	income per share)						(Note 2)
OPERATING REVENUE (Notes 23 and 30)	W	8,371,928	W	9,323,993	W	10,272,081	$8,617,518
OPERATING EXPENSES (Notes 2, 21 and 23)
Labor cost		(270,377)		(318,346)		(407,243)	(341,647)
Commissions paid (Note 23)		(1,404,091)		(1,964,797)		(2,314,558)	(1,941,743)
Depreciation and amortization		(1,690,728)		(1,435,041)		(1,510,545)	(1,267,236)
Network interconnection (Note 30)		(667,686)		(752,144)		(771,553)	(647,276)
Leased line		(305,159)		(280,113)		(306,527)	(257,154)
Advertising		(316,056)		(448,784)		(376,424)	(315,792)
Cost of goods sold		(641,062)		(509,055)		(560,859)	(470,519)
Other		(752,256)		(818,070)		(919,265)	(771,195)

Sub-total		(6,047,415)		(6,526,350)		(7,166,974)	(6,012,562)

OPERATING INCOME		2,324,513		2,797,643		3,105,107	2,604,956

OTHER INCOME:
Interest		97,422		86,013		86,485	72,555
Dividends		—		207		25,923	21,747
Commissions (Note 23)		24,076		73,515		80,180	67,265
Foreign exchange and translation gains (Note 2)		18,282		41,439		6,131	5,143
Gain on disposal of property and equipment		3,467		1,206		2,750	2,307
Equity in earnings of affiliates (Notes 2 and 4)		4,294		813		—	—
Other		83,683		55,963		59,975	50,315

		231,224		259,156		261,444	219,332

OTHER EXPENSES:
Interest and discounts		(273,871)		(311,132)		(391,482)	(328,424)
Donations		(148,391)		(127,517)		(91,487)	(76,750)
Foreign exchange and translation losses (Note 2)		(23,933)		(13,547)		(10,230)	(8,582)
Loss on disposal and valuation of trading securities (Note 2)		(1,028)		—		(3,974)	(3,334)
Loss on disposal and impairment of property, equipment and intangible assets (Note 27)		(41,801)		(221,681)		(13,784)	(11,564)
Loss on disposal of investment assets		(17,658)		(51,618)		(45,403)	(38,090)
Loss on impairment of long-term investment securities (Notes 2, 3 and 28)		(3,326)		(68,882)		(5,749)	(4,823)
Equity in losses of affiliates (Notes 2 and 4)		—		—		(6,975)	(5,852)
Other		(69,046)		(44,158)		(43,131)	(36,184)

		(579,054)		(838,535)		(612,215)	(513,603)

ORDINARY INCOME		1,976,683		2,218,264		2,754,336	2,310,685
EXTRAORDINARY GAIN		25		504		—	—

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		1,976,708		2,218,768		2,754,336	2,310,685
INCOME TAXES (Notes 2 and 18)		(850,307)		(698,507)		(789,059)	(661,962)

INCOME BEFORE MINORITY INTEREST		1,126,401		1,520,261		1,965,277	1,648,723
MINORITY INTEREST IN NET LOSS (GAIN) OF CONSOLIDATED SUBSIDIARIES		19,648		(33,110)		823	690

NET INCOME	W	1,146,049	W	1,487,151	W	1,966,100	$1,649,413

NET INCOME PER SHARE (Notes 2 and 19) (In Korean Won and U.S. dollars)	W	13,242	W	17,647	W	26,187	$21.97

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001		2002		2003		2003

							(In thousands
							of U.S. dollars)
	(In millions of Korean won)						(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	W	1,146,049	W	1,487,151	W	1,966,100	$1,649,413

Expenses not involving cash payments:
Depreciation and amortization		1,759,650		1,543,335		1,646,262	1,381,092
Provision for severance indemnities		56,947		45,509		65,375	54,845
Provision for doubtful accounts		56,678		20,981		23,304	19,550
Foreign currency translation loss		17,336		5,397		2,546	2,136
Loss on disposal and valuation of trading securities		1,028		—		3,974	3,334
Loss on disposal and impairment of property and equipment and intangible assets		41,801		221,681		13,784	11,564
Loss on impairment of long-term investment securities		6,372		68,882		5,749	4,823
Loss on disposal of investment assets		17,658		51,618		45,403	38,090
Equity in losses of affiliates		—		—		6,975	5,852
Minority interest in net gain of consolidated subsidiaries		—		33,110		—	—
Other		35,947		51,630		77,295	64,844

Sub-total		1,993,417		2,042,143		1,890,667	1,586,130

Income not involving cash receipts:
Equity in earnings of affiliates		(4,294)		(813)		—	—
Foreign currency translation gain		(3,354)		(30,282)		(668)	(560)
Gain on disposal of property and equipment		(3,467)		(1,206)		(2,750)	(2,307)
Reversal of allowance for doubtful accounts		(558)		(6,365)		(1,555)	(1,305)
Minority interest in net loss of consolidated subsidiaries		(19,648)		—		(823)	(690)
Other		(4,460)		(19,705)		(14,234)	(11,942)

Sub-total		(35,781)		(58,371)		(20,030)	(16,804)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(137,811)		(277,685)		(159,160)	(133,523)
Accounts receivable — other		(859,126)		224,640		(48,789)	(40,930)
Inventories		(33,049)		39,092		(4,056)	(3,403)
Other current assets		(20,091)		(30,764)		(30,417)	(25,518)
Accounts payable		(38,960)		614,005		(396,700)	(332,802)
Income taxes payable		61,845		12,946		(11,597)	(9,729)
Accrued expenses		113,306		67,026		24,385	20,457
Current portion of facility deposits		374		3,801		(3,418)	(2,867)
Other current liabilities		(51,990)		125,767		49,194	41,270
Deferred income taxes		315,755		81,963		120,879	101,409
Severance indemnity payments		(14,758)		(20,378)		(24,516)	(20,567)
Deposits for group severance indemnities and							—
other deposits		(15,332)		(43,521)		(24,727)	(20,744)
Transfer of accrued severance indemnities from affiliates and related companies		20		—		955	801

Sub-total		(679,817)		796,892		(507,967)	(426,146)

Net Cash Provided by Operating Activities	W	2,423,868	W	4,267,815	W	3,328,770	$2,792,593

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2001		2002		2003		2003

							(In thousands
							of U.S. dollars)
	(In millions of Korean won)						(Note 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term financial instruments	W	215,154	W	231,219	W	95,123	$79,801
Decrease (increase) in trading securities		3,845		(103,256)		(137,618)	(115,451)
Decrease (increase) in short-term loans		541		24,474		(8,533)	(7,159)
Decrease in long-term bank deposits		22		21		—	—
Proceeds from sale of current portion of long-term investment securities		—		—		70,267	58,949
Proceeds from sale of long-term investment securities		24,741		1,084,945		762,896	640,013
Proceeds from sale of equity securities accounted for using the equity method		63		53,230		3,510	2,945
Decrease in long-term loans		32,265		19,920		9,980	8,372
Decrease in guarantee deposits		169,074		77,490		67,410	56,553
Proceeds from disposal of property and equipment		91,489		23,211		12,828	10,762
Proceeds from disposal of intangible assets		2,120		1,198		2,248	1,886
Increase in long-term bank deposits		(18)		—		(350)	(294)
Acquisition of long-term investment securities		(107,852)		(2,062,355)		(437,076)	(366,675)
Acquisition of equity securities accounted for using the equity method		(1,299)		(208,913)		(43,600)	(36,577)
Increase in long-term loans		(30,875)		(24,376)		(15,578)	(13,069)
Increase in guarantee deposits		(252,246)		(55,986)		(88,223)	(74,013)
Increase in other assets		(18,531)		(22,022)		(3,332)	(2,795)
Acquisition of property and equipment		(1,382,114)		(2,024,655)		(1,647,639)	(1,382,247)
Acquisition of intangible assets and deferred charges		(719,204)		(77,580)		(56,745)	(47,605)

Net Cash Used in Investing Activities		(1,972,825)		(3,063,435)		(1,414,432)	(1,186,604)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings		1,320,111		91,942		108,669	91,165
Issuance of bonds payable		1,716,560		1,166,451		688,737	577,799
Increase in long-term borrowings		72,273		24,682		13,532	11,352
Increase in minority interest in equity of consolidated subsidiaries		643,408		17,405		22,278	18,690
Payment of short-term borrowings		(355,232)		(578,696)		(12,087)	(10,140)
Payment of current portion of long-term debt		(1,235,163)		(719,779)		(939,176)	(787,899)
Payment of dividends		(48,102)		(58,716)		(151,739)	(127,298)
Decrease in facility deposits		(20,352)		(25,278)		(2,654)	(2,227)
Net increase of treasury stock		(1,420,964)		(1,351,243)		(1,379,337)	(1,157,161)
Other		(341,313)		15,035		(609,262)	(511,126)

Net Cash Provided by (Used in) Financing Activities		331,226		(1,418,197)		(2,261,039)	(1,896,845)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		(5,479)		10,654		72	60

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		776,790		(203,163)		(346,629)	(290,796)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		90,490		867,280		664,117	557,145

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	W	867,280	W	664,117	W	317,488	$266,349

Cash paid for interest (net of amounts capitalized)	W	273,424	W	248,234	W	328,890	$275,914

Cash paid for income taxes	W	476,195	W	693,999	W	675,122	$566,378

See accompanying Notes to Consolidated Financial Statements

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2001, 2002 AND 2003

											Total
	Common		Capital		Retained		Capital		Minority		Shareholders’
	Stock		Surplus		Earnings		Adjustments		Interest		Equity

	(In millions of Korean won)
Balance, January 1, 2001	W	44,576	W	3,748,715	W	2,345,528	W	(128,034)	W	131,866	W	6,142,651
Net income		—		—		1,146,049		—		—		1,146,049
Treasury stock transactions (Note 16)		—				(155)		(1,420,809)		—		(1,420,964)
Cash dividends paid (Note 20)		—		—		(48,103)		—		—		(48,103)
Excess unallocated purchase price (Note 14)		—		(299,121)		—		—		—		(299,121)
Additional issuance of common stock by consolidated subsidiaries to outside entity		—		1		—		—		—		1
Gain on disposal of investments in common stock of subsidiary		—		103		—		—		—		103
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		—		—		8,116		—		8,116
Unrealized gain on valuation of long-term investment securities (Note 3)		—		—		—		51,355		—		51,355
Foreign-based operations’ translation credit		—		—		—		(3,839)		—		(3,839)
Stock compensation plans (Notes 2 and 17)		—		—		—		577		—		577
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		572,479		572,479

Balance, December 31, 2001		44,576		3,449,698		3,443,319		(1,492,634)		704,345		6,149,304
Net income		—		—		1,487,151		—		—		1,487,151
Treasury stock transactions (Notes 14 and 16)		—		81,984		—		(766,597)		—		(684,613)
Cash dividends paid (Note 20)		—		—		(57,265)		—		—		(57,265)
Excess unallocated purchase price (Note 14)		—		(647,025)		—		—		—		(647,025)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(275)		—		(12,513)		—		(12,788)
Unrealized gain on valuation of long-term investment securities (Note 3)		—		—		—		(28,327)		—		(28,327)
Foreign-based operations’ translation credit		—		—		—		2,809		—		2,809
Stock compensation plans (Notes 2 and 17)		—		—		—		1,492		—		1,492
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		21,162		21,162

Balance, December 31, 2002		44,576		2,884,382		4,873,205		(2,295,770)		725,507		6,231,900

Balance, January 1, 2003		44,576		2,884,382		4,873,205		(2,295,770)		725,507		6,231,900
Net income		—		—		1,966,100		—		—		1,966,100
Acquisition of treasury stock (Note 16)		—		—		—		(1,379,337)		—		(1,379,337)
Retirement of treasury stock (Note 16)		—		—		(1,545,281)		1,524,683		—		(20,598)
Cash dividends paid (Note 20)		—		—		(151,739)		—		—		(151,739)
Excess unallocated purchase price (Note 14)		—		(230)		—		—		—		(230)
Issuance of common stock for the merger with SK IMT Co., Ltd. (Note 14)		63		31,809		—		—		—		31,872
Gain on disposal of investments in common stock of subsidiary		—		58		—		—		—		58
Equity in beginning retained earnings change of affiliates (Notes 2 and 4)		—		—		(33)		—		—		(33)
Cumulative effect of an accounting change (Note 2)		—		—		(2,341)		—		(515)		(2,856)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(4,463)		—		47,752		—		43,289
Unrealized loss on valuation of long-term investment securities (Note 3)		—		—		—		(56,505)		—		(56,505)
Foreign-based operations’ translation credit		—		—		—		(356)		—		(356)
Stock compensation plans (Notes 2 and 17)		—		—		—		1,289		—		1,289
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(569,007)		(569,007)

Balance, December 31, 2003	W	44,639	W	2,911,556	W	5,139,911	W	(2,158,244)	W	155,985	W	6,093,847

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)

						Total
	Common	Capital	Retained	Capital	Minority	Shareholders’
	Stock	Surplus	Earnings	Adjustments	Interest	Equity

	(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2003	$37,396	$2,419,784	$4,088,260	$(1,925,983)	$608,647	$5,228,104
Net income	—	—	1,649,413	—	—	1,649,413
Acquisition of treasury stock (Note 16)	—	—	—	(1,157,161)	—	(1,157,161)
Retirement of treasury stock (Note 16)	—	—	(1,296,377)	1,279,096	—	(17,281)
Cash dividends paid (Note 20)	—	—	(127,298)	—	—	(127,298)
Excess unallocated purchase price (Note 14)	—	(193)	—	—	—	(193)
Issuance of common stock for the merger with SK IMT Co., Ltd. (Note 14)	53	26,685	—	—	—	26,738
Gain on disposal of investments in common stock of subsidiary	—	49	—	—	—	49
Equity in beginning retained earnings change of affiliates (Notes 2 and 4)	—	—	(28)	—	—	(28)
Cumulative effect of an accounting change (Note 2)	—	—	(1,964)	—	(432)	(2,396)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)	—	(3,744)	—	40,060	—	36,316
Unrealized loss on valuation of long-term investment securities (Note 3)	—	—	—	(47,403)	—	(47,403)
Foreign-based operations’ translation credit	—	—	—	(298)	—	(298)
Stock compensation plans (Notes 2 and 17)	—	—	—	1,081	—	1,081
Decrease in minority interest in equity of consolidated subsidiaries	—	—	—	—	(477,355)	(477,355)

Balance, December 31, 2003	$37,449	$2,442,581	$4,312,006	$(1,810,608)	$130,860	$5,112,288

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003

1.	General

      SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2003, the Company’s total issued shares are held by the following:

	Number of	Percentage of
	shares	total shares issued

		(%)
SK Group	20,239,225	24.60
POSCO Corp.	4,098,496	4.98
Institutional investors and other minority shareholders	49,276,587	59.89
Treasury stock	8,662,403	10.53

	82,276,711	100.00

2.	Summary of Significant Accounting Policies

      The accompanying consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 9. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

a. Basis of Presentation

      The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars were made at the rate of W 1,192.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2003. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and subsidiaries’ financial position or results of operations, is not presented in the accompanying consolidated financial statements.

b. Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. 20% to 50% owned affiliates are accounted for using the equity method.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The Company’s subsidiaries are as follows:

	Year of		Ownership
Subsidiary	Establishment	Primary business	Percentage

			(%)
SK Teletech Co., Ltd.	1995	Engineering and maintenance	61.66
SK Capital Co., Ltd.	1995	Finance	100.00
SK Telink Co., Ltd.	1998	Telecommunication services	90.77
SK Communications Co., Ltd.	1999	Internet website services	92.69
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99
Centurion IT Investment Association	2001	Investment association	37.50
Global Credit & information Corp.	1998	Credit and collection services	50.00
PAXNet Co., Ltd.	1999	Internet website services	67.10
SK Telecom International Inc.	1995	Internet website services	100.00
SLD Telecom PTE Ltd.	2000	Telecommunication services	53.80
TU Media Corp.	2003	Digital multimedia broadcasting service	100.00

      Effective January 1, 2002, SK Telecom International Inc., SLD Telecom PTE. Ltd. and Global Credit & Information Corp. are included in the consolidation of the accompanying financial statements as their total assets at the beginning of the fiscal year were more than W 7 billion, in accordance with Korean GAAP. As allowed under Korean GAAP, the financial statements of prior years have not been restated to include the financial statements of these entities.

      In August 2002, the Company purchased a 78.3% interest in SK Communications Co., Ltd. (formerly known as Lycos Korea) and on November 1, 2002, SK Communications Co., Ltd. merged with Netsgo Co., Ltd., a subsidiary of the Company. In December 2002, the Company purchased a 67.1% interest in PAXNet Co., Ltd.

      The Company incorporated TU Media Corp. with capital stock of W 32.5 billion on December 3, 2003 in order to enter the satellite digital multimedia broadcasting business and became the sole shareholder of TU Media Corp., which is included in the consolidation of the accompanying financial statements effective January 1, 2003. Effective January 1, 2004, TU Media Corp. issued new shares amounting to W 52.1 billion. In order to participate in such new stock issuance, the Company paid only W 6.5 billion, and as a result, Company’s equity interest in TU Media Corp decreased from 100% to 46.1%, effective January 1, 2004.

c. Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in Korea require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d. Allowance for Doubtful Accounts

      An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Activity in the allowance for doubtful accounts receivable — trade for 2001, 2002 and 2003 is as follows (in millions of Korean won):

	2001		2002		2003

Beginning balance	W	96,532	W	81,681	W	60,542
Increase in allowance from newly consolidated subsidiaries		—		2,056		—
Additions		7,446		22,281		22,518
Reductions		(22,297)		(45,476)		(17,733)

Ending balance	W	81,681	W	60,542	W	65,327

e. Inventories

      Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities, handsets and raw materials for handsets. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the net realizable value of inventories is less than the acquisition cost, the carrying amount shall be reduced to the net realizable value and any difference is charged to current operations. The valuation losses for the years ended December 31, 2001, 2002 and 2003 were W 958 million, W 30 million and nil, respectively.

f. Securities

      Effective January 1, 2003, the Company and its subsidiaries adopted SKAS No. 8, “Securities”, and applied it retroactively, by reclassifying the accounts relating to securities in the accompanying consolidated financial statements for the years ended December 31, 2001 and 2002, which are comparatively presented. Such reclassifications did not have an effect on the results of their operations for the years ended December 31, 2001 and 2002. This statement requires that certain investment securities be classified into three separate categories such as “trading securities”, “available-for-sale securities”, and “held-to-maturity securities”, each with different accounting treatment as follows:

      Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

      Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-down is recorded in current operations as a loss on impairment of investment securities.

      Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-down is recorded in current operations as a loss on impairment of investment securities.

      Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their maturities from the balance sheet date.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

g. Investment Securities with 20% or More Ownership Interest

      Investment securities of non-consolidated affiliated companies, in which the Company and its subsidiaries have a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and the proportionate interest in net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account.

h. Property and Equipment

      Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

      Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using straight-line method) over the estimated useful lives (3 - 30 years) of the related assets.

      Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of property and equipment of the Company as of December 31, 2003 and net income for the year then ended would have increased by W 20,345 million and W 14,303 million (net of income tax effect of W 6,042 million), respectively. For the years ended December 31, 2001 and 2002, the Company capitalized financing cost amounting to W 37,326 million and W 14,830 million, respectively, related to the manufacture or construction of property and equipment.

i. Intangible Assets

      Intangible assets are stated at cost , net of accumulated amortization computed using the straight-line method over 4 to 20 years.

      With its application for a license to provide IMT services, the Company has a commitment to pay W 1,300,000 million to the Ministry of Information Communication (“MIC”). W 650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.825% as of December 31, 2003). The future payment obligations are W 90,000 million in 2007, W 110,000 million in 2008, W 130,000 million in 2009, W 150,000 million in 2010 and W 170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial.

      Through 2002, interest expense and other financing charges for borrowings related to the purchase of intangible assets were capitalized until the assets were put in use. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

accounting policy for capitalization of interest to charge such interest and other financing charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of intangible assets of the Company as of December 31, 2003 and net income for the year then ended would have increased by W 25,594 million and W 17,993 million (net of income tax effect of W 7,601 million), respectively. For the years ended December 31, 2001 and 2002, the Company and its subsidiaries capitalized financing cost amounting to nil and W 69,372 million, respectively, related to intangible assets.

      Changes in intangible assets for 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Beginning balance	W	2,565,475	W	3,816,373	W	3,721,235
Additions:
IMT license		1,300,000		(40,393)		—
Other		124,636		144,180		175,793
Reductions:
Amortization		(170,358)		(187,218)		(214,809)
Write-off		—		(6,669)		—
Disposal		(3,380)		(5,038)		(7,275)

Ending balance	W	3,816,373	W	3,721,235	W	3,674,944

j. Discounts on Bonds Long-Term Payables

      Discounts on bonds and long-term payables are amortized to interest expense using the effective interest rate method over the redemption period of the bonds and long-term payables.

k. Valuation of Long-Term Payables

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

l. Accrued Severance Indemnities

      In accordance with the policies of the Company and its subsidiaries, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, at termination. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

      The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, of which the beneficiary is their employees, totaling W 76,418 million, W 120,413 million and W 144,861 million as of December 31, 2001, 2002, and 2003, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

      In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Such transfers, amounting to W 7,522 million, W 6,860 million and W 6,229 million as of December 31, 2001, 2002 and 2003, respectively, are deducted from accrued severance indemnities.

      Changes in accrued severance indemnities for 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Beginning balance	W	32,676	W	61,620	W	48,519
Provision		59,640		49,599		67,693
Payments to employees		(14,758)		(20,378)		(24,516)
Transfer from affiliated and related companies		20		—		955
Increase in accrued severance indemnities from
newly consolidated subsidiaries		—		1,673		77
Deposits for severance indemnities		(15,958)		(43,995)		(24,904)

Ending balance	W	61,620	W	48,519	W	67,824

m. Accounting for Leases

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

n. Research and Development Costs

      The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of W 130,685 million, W 194,332 million and W 235,760 million for the years ended December 31, 2001, 2002 and 2003, respectively, and external research and development costs of W 23,000 million, W 58,974 million and W 64,419 million for the years ended December 31, 2001, 2002 and 2003, respectively.

o. Derivative Instruments

      The Company and its subsidiaries record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings.

p. Deferred Income Taxes

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

q. Net Income Per Share

      Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

r. Foreign-Based Operations’ Translation Credit

      In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain as a foreign-based operations’ translation credit in the capital adjustment section of the balance sheet. The translation gain arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders’ equity, the historical rate for shareholders’ equity and the daily average rate for statement of income items.

s. Accounting for Foreign Currency Transactions

      The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were W 1,326.10 = US$1, W 1,200.40 = US$1 and W 1,197.80 = US$1 at December 31, 2001, 2002 and 2003, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

u. Accounting Change and Restatement of Prior Year Financial Statements

      On January 1, 2002, the Company early adopted Statement of Korea Accounting Standards (“SKAS”) No. 6, “Events Occurring after Balance Sheet Date”. This statement requires that proposed appropriations of retained earnings, including proposed cash dividends, be reflected on the balance sheet when the appropriations are approved by shareholders. Through 2001, such proposed appropriation of retained earnings, including proposed cash dividends, were recorded in the year when they are proposed under Korean GAAP. In order to reflect this accounting change, the financial statements for the year ended December 31, 2001 have been restated. This accounting change resulted in an increase in the stockholders’ equity as of December 31, 2001 and 2002 by W 57,265 million and W 151,739 million, respectively, and a decrease in total liabilities as December 31, 2001 and 2002 by same amounts. In connection with this accounting change, operating income and net income for the years ended December 31, 2001 and 2002 were not affected.

      On January 1, 2003, the Company and its subsidiaries adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, the Company and its subsidiaries reclassified the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

accounts relating to securities as explained in the Note 2-(f), and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in the Note 2-(h) and 2-(i). If financing costs had been capitalized, net income of the Company and its subsidiaries for the year ended December 31, 2003 would have increased by W 32,295 million (net of income tax effect of W 13,644 million). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged or credited to beginning retained earnings as of January 1, 2003.

3.	Investment Securities

a. Trading Securities

      Trading securities as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	Acquisition cost at		Fair value at		Carrying amount
	December 31,		December 31,
	2003		2003		2001		2002		2003

Public bonds	W	18,613	W	18,499	W	—	W	37	W	18,499
Corporate bonds		4,410		4,383		—		—		4,383
Beneficiary certificates		872,378		870,335		637,530		754,182		870,335

Total	W	895,401	W	893,217	W	637,530	W	754,219	W	893,217

b. Long-term Investment Securities

      Long-term investment securities at of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Available-for-sale equity securities	W	435,453	W	1,334,197	W	824,392
Available-for-sale debt securities		11,898		12,500		14,315
Held-to-maturity securities		50,000		118,267		126,347

Total		497,351		1,464,964		965,054
Less current portion		—		(70,267)		(85,861)

Long-term portion	W	497,351	W	1,394,697	W	879,193

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

b-(1). Available-for-sale Equity Securities

      Available-for-sale equity securities as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won, except for share data):

			Acquisition cost at		Fair value at		Carrying amount
	Number	Ownership	December 31,		December 31,
	of shares	percentage	2003		2003		2001		2002		2003

		(%)
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	10.1	W	5,781	W2,847		W	5,926	W	2,428	W	2,847
Hanaro Telecom Inc.	8,220,000	1.8		82,307	26,838			75,437		49,586		26,838
Korea Radio Wave Basestation Management (note c)	234,150	4.5		1,171	2,669			616		2,693		2,669
SK Securities Co., Ltd.	3,608,856	1.1		5,551	1,877			—		5,052		1,877
POSCO Corporation	2,481,310	2.7		332,662	404,454			—		—		404,454
KT Corporation	—	—		—	—			—		730,602		—

sub-total								81,979		790,361		438,685

(Investments in non-listed companies)
SK Group Japan Co., Ltd.	1,567,500	16.5		16,416	(note b	)		16,417		—		—
Powercomm Co., Ltd.	7,500,000	5.0		240,243	68,407			240,243		240,243		68,407
Real Telecom Co., Ltd.	398,722	9.9		5,981	(note a	)		5,981		5,981		5,981
Japan MBCO	84,000	13.6		42,517	(note a	)		12,288		27,209		42,517
Enterprise Networks Co., Ltd.	423,244	4.0		14,438	(note a	)		14,438		14,438		14,438
SK Life Insurance Co., Ltd.	4,702,000	9.5		14,890	(note a	)		14,890		14,890		14,890
Other				81,519	(notes a and b	)		40,346		43,971		43,068

sub-total								344,603		346,732		189,301

(Investments in funds)
Korea IT Fund				190,000	(note a	)		—		190,000		190,000
Others				6,917	(notes a and b	)		8,871		7,104		6,406

sub-total								8,871		197,104		196,406

Total							W	435,453	W	1,334,197	W	824,392

(note a)	As a reasonable estimate of fair value could not be made without incurring excessive costs, it is stated at acquisition cost.

(note b)	Due to the impairment of the Company’s investments in common stock of CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea, impairment losses totaling W 3,926 million were recorded for the year ended December 31, 2003. In addition, SK Communication Co., Ltd., a subsidiary of the Company, recorded a loss on impairment of long-term investment securities of W 1,823 million.

(note c)	Listed on the Korea Stock Exchange in 2002.

      The net unrealized loss on investments in common stock of Digital Chosunilbo Co., Ltd., and Hanaro Telecom Inc. as of December 31, 2001 totaling W 75,792 million, the net unrealized loss on investments in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc. , Korea Radio Wave Basestation Management and SK Securities Co., Ltd. as of December 31, 2002 totaling W 104,117 million, and the net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Inc., Korea Radio Wave Basestation Management, SK Securities Co., Ltd. and POSCO Corporation as of December 31, 2003 totaling W 11,213 million, were recorded as a capital adjustment.

      On May 23, 2002, the Company acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for W 1,609 billion as a result of participation in the privatization of KT Corporation. The Company sold all of these shares on December 30, 2002 and January 10, 2003, under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The investments in 14,353,674 shares of KT Corporation’s common stock as of December 31, 2002, which were not sold until January 10, 2003, were reported at the agreed sales price (W 50,900 per share) with unrealized losses amounting to W 44,496 million reported as impairment losses in the year ended December 31, 2002, as the decline in the carrying value was not recoverable.

      The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to W 171,836 million as of December 31, 2003 was recorded as a capital adjustment.

b-(2). Available-for-sale Debt Securities

      Available-for-sale debt securities as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

		Acquisition cost at		Carrying amount
		December 31,
	Maturity	2003		2001		2002		2003

Public bonds	(note a)	W	971	W	2,384	W	586	W	971
Convertible bonds of Real Telecom Co., Ltd.	March 2004		9,514		9,514		9,514		9,514
Convertible bonds of Eonex Technologies, Inc.(1st)	May 2003		—		—		2,000		—
Convertible bonds of Eonex Technologies, Inc.(3rd)	January 2005		3,600		—		—		3,600
Others					—		400		230

Total					11,898		12,500		14,315
Less current portion of available-for-sale debt securities					—		(2,000)		(9,514)

Long-term available-for-sale debt securities				W	11,898	W	10,500	W	4,801

(note a)	The maturities of public bonds as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

Maturity	2001		2002		2003

Within five years	W	2,384	W	583	W	857
Within ten years		—		3		114

	W	2,384	W	586	W	971

      On March 30, 2001, the Company transferred its paging business to Real Telecom Co., Ltd. (formerly, known as Intec Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom Co., Ltd.’s newly issued common

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

stock and bonds with a principal amount of W 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom.

      The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of W 3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at W 75,000 per share over the period from July 30, 2003 to January 29, 2005. If such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 20.4%.

b-(3). Held-to-maturity Securities

      Held-to-maturity securities as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

		Acquisition cost at		Carrying amount
		December 31,
	Maturity	2003		2001		2002		2003

Subordinated bonds of SK Life Insurance Co., Ltd.	April 2006	W	50,000	W	50,000	W	50,000	W	50,000
Subordinated bonds of Nate First Special Purpose Company	June 2003		—		—		40,506		—
Subordinated bonds of Nate Second Special Purpose Company	December 2003		—		—		27,761		—
Subordinated bonds of Nate Third Special Purpose Company	May 2004		27,464		—		—		27,464
Subordinated bonds of Nate Fourth Special Purpose Company	September 2004		25,393		—		—		25,393
Subordinated bonds of Nate Fifth Special Purpose Company	December 2004		23,490		—		—		23,490

Total					50,000		118,267		126,347
Less current portion of held-to-maturity securities					—		(68,267)		(76,347)

Long-term held-to-maturity securities				W	50,000	W	50,000	W	50,000

      On June 20, 2002, December 3, 2002, May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold W 631,447 million, W 650,641 million, W 577,253 million, W 549,256 million and W 498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to enhance the credit of bonds issued by them (See Note 21-(e)).

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

4.	Equity Securities Accounted for Using the Equity Method

      Equity securities accounted for using the equity method as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won, except for share data):

	Number of	Ownership	Acquisition	Net asset
	shares at	percentage (%)	cost at	value at		Carrying amount
	December 31,	at December 31,	December 31,	December 31,
	2003	2003	2003	2003		2001		2002		2003

SK C&C Co., Ltd.	300,000	30.0	19,071	87,751		W	43,475	W	39,687	W	92,844
SK Telecom International Inc.	—	—	—	—	(note 1)		6,023		—		—
STIC Ventures Co., Ltd.	1,600,000	24.1	8,000	7,086			8,038		6,885		7,086
VCASH Co., Ltd.	750,000	23.2	3,750	1,048			3,417		2,232		1,048
Eonex Technologies, Inc.	—	—	—	—	(note 3)		3,600		4,615		—
SLD Telecom PTE Ltd.	—	—	—	—	(note 1)		5,330		—		—
WiderThan. Com Co., Ltd.	200,000	20.0	1,000	3,188			1,000		1,750		3,188
DSS Mobile Communications Ltd.	10,915,000	29.5	2,494	—	(note 2)		—		—		—
Global Credit & Information Corp.	—	—	—	—	(note 1)		2,410		—		—
Skytel Co., Ltd.	1,756,000	28.6	2,159	3,053			2,352		2,576		3,401
SK China Company Ltd.	28,160	20.7	3,195	1,683			3,869		3,482		1,683
SK-QC Wireless Development Fund		50.0	6,540	5,901			6,540		5,993		5,901
SKT-HP Ventures, LLC		50.0	6,415	5,960			6,415		5,990		5,960
CDMA Mobile Phone Center		50.0	63,354	49,444			—		—		49,444
Other investments in affiliates			13,652	(note 4)			12,848		8,037		13,154

Total						W	105,317	W	81,247	W	183,709

(note 1)	As their total assets at the beginning of 2002 were over W 7 billion, effective January 1, 2002, SK Telecom International Inc., Global Credit & Information Corp. and SLD Telecom PTE Ltd. are included in the consolidation of the accompanying financial statements in accordance with Korean GAAP.

(note 2)	DSS Mobile Communication, an Indian company, has had a deficiency in assets since March 31, 1998.

(note 3)	As the Company’s ownership in Eonex Technologies, Inc. decreased from 22.5% to 16.1%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003.

(note 4)	As allowed under Korean financial accounting standards, investments in equity securities of Aircross Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning in 2003 were less than W 7 billion.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	For the year ended December 31, 2001

									Equity in
					Equity in		Equity in		capital surplus
	Beginning				earnings		retained		and capital		Dividends		Decrease		Ending
	balance		Acquisition		(losses)		earnings		adjustments		received		(note 1)		Balance

SK C&C Co., Ltd.	W	36,139	W	—	W	4,753	W	—	W	3,183	W	(600)	W	—	W	43,475
STIC IT Venture Capital		8,490		—		(441)		—		(11)		—		—		8,038
VCASH		4,059		—		(672)		—		30		—		—		3,417
Skytel Co., Ltd. (note 2)		1,484		—		522		—		346		—		—		2,352
SK China Co., Ltd. (note 2)		3,195		—		132		—		542		—		—		3,869
SK Wyverns Baseball Club		517		—		—		—		—		—		(517)		—

	W	53,884	W	—	W	4,294	W	—	W	4,090	W	(600)	W	(517)	W	61,151

	For the year ended December 31, 2002

									Equity in
					Equity in		Equity in		capital surplus
	Beginning				earnings		retained		and capital		Dividends				Ending
	balance		Acquisition		(losses)		earnings		adjustments		received		Decrease		Balance

SK C&C Co., Ltd.	W	43,475	W	—	W	3,401	W	—	W	(6,589)	W	(600)	W	—	W	39,687
STIC IT Venture Capital		8,038		—		(1,137)		—		(17)		—		—		6,884
VCASH		3,417		—		(1,192)		—		7		—		—		2,232
Skytel Co., Ltd.		2,352		675		29		—		(480)		—		—		2,576
SK China Co., Ltd.		3,869		—		(21)		—		(366)		—		—		3,482
Eonex Technologies, Inc. (note 3)		3,600		—		(996)		—		2,011		—		—		4,615
WiderThan. Com Co., Ltd. (note 3)		1,000		—		750		—		—		—		—		1,750
SKT-HP Ventures, LLC		6,415		—		(12)		—		(413)		—		—		5,990
SKT QC Wireless Development Fund, LLC		6,540		—		(9)		—		(538)		—		—		5,993

	W	78,706	W	675	W	813	W	—	W	(6,385)	W	(600)	W	—	W	73,209

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	For the year ended December 31, 2003

							Equity in		Equity in
					Equity in		retained		capital surplus				Decrease
	Beginning				earnings		earning		and capital		Dividend		(notes 5		Ending
	balance		Acquisition		(losses)		(note 7)		adjustments		received		and 6)		balance

SK C&C Co., Ltd.	W	39,687	W	—	W	7,962	W	—	W	45,795	W	(600)	W	—	W	92,844
STIC Ventures Co., Ltd.		6,884		—		44		(3)		161		—		—		7,086
VCASH Co., Ltd.		2,232		—		(1,353)		(30)		199		—		—		1,048
Eonex Technologies, Inc.		4,615		—		(22)		—		—		—		(4,593)		—
WiderThan. Com Co., Ltd.		1,750		—		1,465		—		(27)		—		—		3,188
Skytel Co., Ltd.		2,576		—		694		—		152		(21)		—		3,401
SK China Co., Ltd.		3,482		—		(1,864)		—		65		—		—		1,683
SK-QC Wireless Development Fund		5,993		—		(79)		—		(13)		—		—		5,901
SKT-HP Ventures, LLC		5,990		—		17		—		(47)		—		—		5,960
CDMA Mobile Phone Center (note 4)		63,354		—		(13,839)		—		—		—		(71)		49,444

	W	136,563	W	—	W	(6,975)	W	(33)	W	46,285	W	(621)	W	(4,664)	W	170,555

(note 1)	As its total assets at the beginning of 2001 were over W 7 billion, SK Wyverns Baseball Club is included in the consolidation of the accompanying financial statements in accordance with Korean GAAP.

(note 2)	As their total assets at the beginning of 2001 were over W 7 billion, effective January 1, 2001, investments in equity securities of Skytel Co., Ltd. and SK China Co., Ltd. are accounted for using the equity method of accounting.

(note 3)	As their total assets at the beginning of 2002 were over W 7 billion, effective January 1, 2002, investments in equity securities of Eonex Technologies, Inc. and WiderThan.com are accounted for using the equity method of accounting.

(note 4)	As its total assets at the beginning of 2003 were over W 7 billion, effective January 1, 2003, investment in equity securities of CDMA Mobile Phone Center held by SLD Telecom PTE Ltd., a overseas subsidiary of the Company, is accounted for using the equity method of accounting.

(note 5)	Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

(note 6)	The decrease in investments in equity securities of CDMA Mobile Phone Center represents a translation loss incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd., a overseas subsidiary of the Company, which makes investments in CDMA Mobile Phone Center, into Korean won.

(note 7)	Effective January 1, 2003, the Company’s investees including STIC Ventures Co., Ltd. and VCASH Co., Ltd., adopted SKAS No. 3, “Intangible Assets”. This statement requires that organization cost be charged to expenses as incurred and the unamortized organization costs at January 1, 2003 be offset against the beginning retained earnings. To reflect the Company’s portion of the decrease in the beginning retained earnings of the investees, the Company reduced its beginning retained earnings of 2003.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

5.	Loans to Employees

      Short-term and long-term loans to employees as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Loans to employees’ stock ownership association	W	70,939	W	45,906	W	33,788
Loans to employees for housing and other (3 - 4%)		6,840		10,556		8,587

	W	77,779	W	56,462	W	42,375

6.	Property and Equipment

      Property and equipment as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	Useful
	Lives	2001		2002		2003

	(years)
Land		W	441,934	W	439,915	W	449,377
Buildings and structures	15,30		947,949		977,045		1,081,134
Machinery	3-6		6,679,089		6,998,088		8,440,624
Vehicles	3-4		12,830		19,368		19,741
Construction in progress			184,971		352,932		323,490
Other	3-4		651,871		878,006		794,495

Total			8,918,644		9,665,354		11,108,861
Less accumulated depreciation			(4,743,918)		(5,095,937)		(6,467,314)

Property and equipment, net		W	4,174,726	W	4,569,417	W	4,641,547

      The government’s declared standard value of land owned as of December 31, 2001, 2002 and 2003 are W 371,775 million, W 356,360 million and W 396,103 million, respectively.

      Details of change in property and equipment for the year ended December 31, 2003 are as follows (in millions of Korean won):

	January 1,										December 31,
	2003		Acquisition		Disposal		Transfer		Depreciation		2003

Land	W	439,915	W	6,381	W	(4,793)	W	7,874	W	—	W	449,377
Buildings and structures		778,832		9,393		(4,599)		100,341		(40,166)		843,801
Machinery		2,475,663		125,332		(4,996)		1,360,240		(1,285,271)		2,670,968
Vehicles		6,353		1,012		(123)		63		(3,137)		4,168
Other		515,722		861,333		(4,329)		(916,464)		(106,519)		349,743
Construction in progress		352,932		644,188		—		(673,630)		—		323,490

Total	W	4,569,417	W	1,647,639	W	(18,840)	W	(121,576)	W	(1,435,093)	W	4,641,547

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

7.	Intangible Assets

      Intangible assets as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	Acquisition		Accumulated
	cost at		amortization at		Carrying amounts
	December 31,		December 31,
	2003		2003		2001		2002		2003

Goodwill	W	2,403,097	W	(273,117)	W	2,367,848	W	2,255,868	W	2,129,980
Software development costs		217,821		(80,011)		75,334		91,337		137,810
IMT license		1,259,253		(7,975)		1,300,000		1,259,253		1,251,278
Other		334,930		(179,054)		73,191		114,777		155,876

	W	4,215,101	W	(540,157)	W	3,816,373	W	3,721,235	W	3,674,944

      Details of changes in intangible assets for the year ended December 31, 2003 are as follows (in millions of Korean won):

	January 1,										December 31,
	2003		Increase		Decrease		Transfer		Amortization		2003

Goodwill	W	2,255,868	W	9,374	W	—	W	(111)	W	(135,151)	W	2,129,980
Software development costs		91,337		26,665		—		56,512		(36,704)		137,810
IMT license		1,259,253		—		—		—		(7,975)		1,251,278
Other		114,777		28,982		(7,275)		54,371		(34,979)		155,876

	W	3,721,235	W	65,021	W	(7,275)	W	110,772	W	(214,809)	W	3,674,944

      The book value as of December 31, 2003 and residual useful lives of major intangible assets are as follows (in millions of Korean won):

				Residual useful
	Amount		Description	lives

Goodwill	W	2,078,208	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	16 years
Software development costs		137,810	Software for business use	1 - 5 years
IMT license		1,251,278	IMT license received on December 4, 2001	(note )

(note)	Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

8.	Currency Forward Contracts

      Details of the Company and its subsidiaries’ foreign currency forward contracts designated as hedging the foreign currency exposure in bank deposits denominated in U.S. dollars as of December 31, 2001 were as of follows (in millions of Korean won and thousands of U.S. dollars):

				Fair value of
	U.S. dollars to		Forward exchange	currency
Maturity date	be sold		rate	forwards

January 3, 2002	US$	7,867	W1,276.00/US	W	(394)
January 7, 2002		15,734	W1,276.40/US		(792)
January 7, 2002		7,867	W1,276.40/US		(396)
January 21, 2002		15,288	W1,314.60/US		(220)
January 23, 2002		15,697	W1,284.00/US		(714)
February 4, 2002		11,837	W1,277.20/US		(591)
March 14, 2002		39,348	W1,287.00/US		(1,875)

	US$	113,638		W	(4,982)

      There was no foreign currency forward contracts outstanding as of December 31, 2002 and 2003.

9.	Bonds Payable

      Bonds payable as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual interest
	year	rate	2001		2002		2003

		(%)
Domestic general bonds	2002	6.0-9.0	W	475,000	W	—	W
”	2003	5.0-9.9		910,000		910,000		—
”	2004	5.0-7.0		1,120,000		1,120,000		1,120,000
	2005	6.0		—		500,000		500,000
”	2006	5.0-6.0		400,000		400,000		800,000
	2007	5.0-6.0		—		700,000		700,000
	2008	5.0		—		—		300,000
Dollar denominated bonds (US$200,078)	2004	7.75		265,323		240,173		239,653
Bonds with stock purchase warrants (US $4,000)	2006	6M Libor-0.3		—		4,802		4,791

				3,170,323		3,874,975		3,664,444
Add: Long-term accrued interest				—		252		491
Less: Discounts on bonds				(49,147)		(60,467)		(47,553)

Net				3,121,176		3,814,760		3,617,382
Less portion due within one year				(472,057)		(906,264)		(1,355,514)

Long-term portion			W	2,649,119	W	2,908,496	W	2,261,868

      As of December 31, 2003, the 6M Libor is 1.22%.

      All of the above bonds will be paid in full at maturities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The bonds with stock purchase warrants were issued on December 11, 2001 by PAXNet Co., Ltd., in which in December 2002 the Company purchased a 67.1% interest, and are detachable and unsecured oversea public bonds. These bonds are redeemable for cash at the option of the bondholders for 3 years after the issuance date, at 114.79% of the principal amount. The stock purchase warrants may be exercised at any time after 3 months from the issuance date and up to 1 month before the maturity date of the bonds. As of December 31, 2003, the exercise price per common stock of PAXNet Co., Ltd. is W 5,000. Unless either previously redeemed or exercised, the bonds will be redeemed on December 11, 2006, with the guaranteed interest rate of 6M Libor+4.35%.

10.	Long-Term Borrowings

      Long-term borrowings denominated in Korean won as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	Final
	maturity	Annual interest
Lender	year	rate	2001		2002		2003

		(%)
Korea Development Bank	2002	Floating rate	W	31,250	W	—	W	—
Kookmin Bank	2002	9.90		44,537		—		—
Shinhan Bank	2002	6.54		24,600		—		—

Total				100,387		—		—
Less portion due within one year				(81,637)		—		—

Long-term portion			W	18,750	W	—	W	—

      Long-term borrowings denominated in foreign currency as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Final
Lender	maturity year	Annual interest rate	2001		2002		2003

		(%)
Korea Development Bank	2004	3M Libor + 3.45	US$	22,390	US$	13,434	US$	4,478
Woori Bank	2005	Floating rate + 0.2		9,541		6,815		4,089
KEB (Ireland) Investment Limited and other	2002	6M Libor +(0.5 - 0.7)		32,000		—		—
BNP Paribas	2002	3M Libor + 1.1		40,000		—		—

Total in foreign currency			US$	103,931	US$	20,249	US$	8,567

Equivalent in Korean won				W137,823		W24,307		W10,262
Less portion due within one year				(110,971)		(14,023)		(8,629)

Long-term portion				W26,852		W10,284		W1,633

      At December 31, 2003, the 3M Libor and floating rate of Woori Bank are 1.16%, and 2.57%, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The future maturities of long-term borrowings at December 31, 2003 are as follows (in millions of Korean won):

	Long-term borrowings in foreign currency

Year ending December 31,	Foreign currency		Korean won equivalent

2004	US$	7,204	W	8,629
2005		1,363		1,633

	US$	8,567	W	10,262

11.	Facility Deposits

      The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

      Long-term facility guarantee deposits by service type held as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service type	subscriber		2001		2002		2003

Cellular	W	200,000	W	56,518	W	46,850	W	44,197
Local phone		100,000		1		—		—

Total			W	56,519	W	46,850	W	44,197

      The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

12.	Leases

      The Company and its subsidiaries lease certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. The capitalized cost and accumulated depreciation related to these leased assets as of December 31, 2003 are W 1,043 million and W 679 million, respectively, and depreciation expense for the years ended December 31, 2001, 2002 and 2003 were W 931 million, W 428 million and W 250 million, respectively.

      In 2002, certain lease contracts were terminated and the Company acquired the related leased machinery for US$85,956 by exercising a bargain purchase option and the depreciation expenses of the related leased machinery for the years ended December 31, 2001 and 2002 were W 383 million and W 1,175 million, respectively.

      Future minimum payments under capital leases as of December 31, 2003 are as follows (in millions of Korean won):

Year ending December 31,	Principal		Interest		Total

2004	W	121	W	3	W	124

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      As of December 31, 2003, the Company and its subsidiaries leased certain machinery and equipment under operating leases. The minimum annual lease payables under operating leases are as follows (in millions of Korean won):

	Lease payable		Lease payable in
Year ending December 31,	in Korean won		foreign currency		Total

2004	W	122	W	201	W	323

      Lease expense for the years ended December 31, 2001, 2002 and 2003 were W 9,389 million, W 7,649 million and W 1,774 million, respectively.

13. Assets and Liabilities Denominated in Foreign Currencies

      The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan and thousands of Australian dollars):

	Foreign currencies			Korean won equivalent

	2001	2002	2003	2001		2002		2003

Cash and cash equivalents	US$126,487	US$46,025	US$24,407	W	167,683	W	55,247	W	29,234
	¥53,059	¥12	¥8		536		—		—
	—	EUR2	EUR17		—		3		26
	—	—	GBP5		—		—		10
Short-term financial instruments	US$31,086	US$35,281	US$31,492		41,223		42,351		37,721
Accounts receivable — trade	US$3,515	US$19,477	US$8,627		4,661		23,382		10,333
	¥57	¥240	SG$743		1		2		522
Accounts receivable — other	US$2,073	US$9,639	US$12,844		2,749		11,571		15,385
Guarantee deposits	US$35	US$187	US$193		46		225		232
	—	—	¥16,337		—		—		183

Total assets				W	216,899	W	132,781	W	93,646

Accounts payable – trade	US$12,179	US$23,975	US$15,432		15,845		28,779		18,485
	¥500,613	¥1,198,724	¥555,277		5,053		12,141		6,217
	—	EUR180	—		—		227		—
Short-term borrowings	US$12,903	US$32,928	US$26,853		17,111		39,526		32,164
	¥1,485,813	¥2,603,467	¥2,255,431		14,998		26,370		25,252
	CHF302	—	EUR7		239		—		10
Accounts payable — other	US$9,052	US$37,228	US$35,759		12,004		44,689		42,832
	¥1,858	¥229,641	¥20,606		19		2,326		231
	HK$218	HK$825	HK$267		37		127		41
	CNY128	CNY61	CNY140		21		9		20
	GBP25	GBP1	GBP304		47		1		648
	SG$55	SG$24	SG$5		39		17		3
	EUR1	EUR8	EUR10		1		11		15
	—	AU$1	AU$1		—		1		1
	—	—	CHF4		—		—		4

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	Foreign currencies			Korean won equivalent

	2001	2002	2003	2001		2002		2003

Accrued expenses	—	—	US$71		—		—		86
	—	—	¥1,300		—		—		15
	—	—	EUR23		—		—		1
Obligation under capital leases including current portion	US$830	US$482	US$101		1,101		578		120

Total liabilities				W	66,515	W	154,802	W	126,145

14. Capital Stock and Capital Surplus

      The Company’s outstanding capital stock consists entirely of common stock with a par value of W 500. The number of authorized, issued and outstanding common shares as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	89,152,670	89,152,670	82,276,711
Outstanding shares, net of treasury stock	82,993,404	79,842,063	73,614,308

      The number of authorized shares of preferred stock as of December 31, 2003 is 5,500,000 shares, none of which is outstanding as of December 31, 2003.

      Significant changes in common stock and capital surplus in 2001, 2002 and 2003 are as follows (in millions of Korean won, except for share data):

	Number of			Capital
	shares issued	Common stock		surplus

At January 1, 2001	89,152,670	W	44,576	W	3,748,715
Excess unallocated purchase price (note 1)	—		—		(299,121)
Gain on disposal of investments in common stock of subsidiary and other	—		—		104

At December 31, 2001	89,152,670		44,576		3,449,698
Excess unallocated purchase price (note 1)	—		—		(647,025)
Gain on disposal of treasury stock (note 2)	—		—		81,984
Equity in capital surplus and capital adjustment changes of affiliates	—		—		(275)

At December 31, 2002	89,152,670		44,576		2,884,382
Excess unallocated purchases price (note 1)	—		—		(230)
Retirement of treasury stock (note 3)	(7,002,235)		—		—
Issuance of common stock for the merger with SK IMT Co., Ltd. (note 4)	126,276		63		31,809
Gain on disposal of investments in common stock of subsidiary	—		—		58
Equity in capital surplus and capital adjustment changes of affiliates	—		—		(4,463)

At December 31, 2003	82,276,711	W	44,639	W	2,911,556

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(note 1)	The excess unallocated purchase price of W 299,121 million for the additional 19.2% equity interest acquired in 2001 and W 647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were deducted from capital surplus, in accordance with Korean GAAP. In addition, during the year ended December 31, 2003, the Company paid W 230 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note 2)	The gain on disposal of treasury stock of W 81,984 million resulting from the distribution of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002 was recorded as an increase in other capital surplus.

(note 3)	The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 6, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note 4)	The excess of acquired net assets over the par value of W 63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to capital surplus in accordance with Korean GAAP.

15. Retained Earnings

      Retained earnings as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Appropriated	W	2,297,749	W	3,379,922	W	4,743,822
Unappropriated		1,145,570		1,493,283		396,089

	W	3,443,319	W	4,873,205	W	5,139,911

      The details of appropriated retained earnings as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Legal reserve	W	11,400	W	17,200	W	22,288
Reserve for improvement of financial structure		33,000		33,000		33,000
Reserve for business rationalization		126,493		169,493		—
Reserve for loss on foreign investment		48,818		29,192		—
Reserve for loss on disposal of treasury stock		—		240,000		221,197
Reserve for research and manpower development		301,300		365,300		559,198
Reserve for business expansion		1,776,738		2,525,737		3,908,139

	W	2,297,749	W	3,379,922	W	4,743,822

a. Legal Reserve

      The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

b. Reserve for Improvement of Financial Structure

      The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gains (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c. Reserve for Business Rationalization

      Through 2001, the Tax Exemption and Reduction Control Law required that the amount of tax benefit associated with certain tax exemptions and tax credits be appropriated as a reserve for business rationalization. The revised Tax Exemption and Reduction Control Law no longer requires providing the reserve for business rationalization. Thus, since 2002, the Company has transferred the reserve for business rationalization to voluntary reserve that may be utilized for cash dividends.

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

16. Treasury Stock

      Upon issuance of stock dividends and new common stock, the Company acquired fractional shares totaling 73,636 shares through 2000. In addition, the Company acquired 3,566,100 shares of treasury stock in the market for W 789,667 million in 2001 in order to stabilize the market price of its stock. On October 26, 2001 in accordance with the approval of its board of directors, the Company established trust funds with four Korean banks with a total funding W 1.3 trillion for the purpose of acquiring its shares at market prices. These funds purchased 2,674,580 shares of the Company’s common stock, or approximately 3.0% of its outstanding shares, from Korea Telecom for W 669,982 million on November 6, 2001 and 1,367,180 shares of the Company’s common stock from SK Networks Co., Ltd. (formerly, SK Global Co., Ltd.) for W 350,698 million on January 31, 2002.

      A loss on disposal of treasury stock of W 155 million resulted from the disposal of 155,050 shares of treasury stock for W 38,685 million in 2001 that had been acquired through the trust fund. The loss was reflected as a direct adjustment to unappropriated retained earnings.

      On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was W 584,646 million. Upon the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares totaling 4,179 shares for W 1,036 million. On December 30, 2002, the Company acquired 4,457,635 shares of the Company’s common stock from KT Corporation for W 999,509 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The Company retired

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

such treasury stock on January 6, 2003 in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W 1,008,882 million including the tax effect of W 9,373 million, in accordance with the Korean Commercial Laws.

      On January 10, 2003, the Company acquired 3,809,288 shares of the Company’s common stock from KT Corporation for W 854,134 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. On February 3, 2003, the Company acquired fractional shares totaling 52 shares for W 13 million which resulted from the merger with Shinsegi Telecomm, Inc., and on May 13, 2003, the Company acquired fractional shares totaling 91 shares for W 16 million which resulted from the merger with SK IMT Co., Ltd.

      On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for a total purchase price of W 525,174 million during the period from June 30, 2003 to August 11, 2003, retired such treasury shares on August 20, 2003 and reduced unappropriated retained earnings by W 537,138 million including the tax effect of W 11,964 million, in accordance with Korean Commercial Laws.

17. Stock Options

      On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W 424,000 per share, 43,820 shares at an exercise price of W 211,000 per share and 65,730 shares at an exercise price of W 267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options during the years ended December 31, 2001, 2002 and 2003.

      The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W 500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the years ended December 31, 2001, 2002 and 2003, the compensation cost to be recognized for the following period after December 31, 2003 and the outstanding balance of stock option in capital adjustment as of December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

											Stock option in capital
	Total		Recognized compensation cost						Compensation		adjustment
	compensation								cost to be
Grant date	cost		2001		2002		2003		recognized		2001		2002		2003

March 17, 2000	W	1,533	W	511	W	511	W	128	W	—	W	894	W	1,405	W	1,533
March 16, 2001		236		66		79		79		12		66		145		224
March 8, 2002		3,247		—		902		1,082		1,263		—		902		1,984

	W	5,016	W	577	W	1,492	W	1,289	W	1,275	W	960	W	2,452	W	3,741

      The pro forma ordinary income, net income, ordinary income per common share and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

Pro forma ordinary income (in millions of Korean won)	W	1,974,794	W	2,215,401	W	2,751,221
Pro forma ordinary income per common shares		13,220		17,603		26,145
Pro forma net income (in millions of Korean won)		1,144,159		1,483,784		1,962,986
Pro forma net income per common shares		13,220		17,607		26,145

18. Income Taxes

      The provision for income taxes for the years ended December 31, 2001, 2002 and 2003 consists of the following (in millions of Korean won):

	2001		2002		2003

Currently payable	W	518,474	W	616,544	W	668,180
Deferred		331,833		81,963		120,879

Recorded income taxes	W	850,307	W	698,507	W	789,059

      The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the years ended December 31, 2001, 2002 and 2003 (in millions of Korean won):

	2001		2002		2003

Income before income taxes	W	1,976,709	W	2,218,768	W	2,754,336
Additions (deductions):
Allowance for bad debts		47,411		(66,940)		2,081
Loss on impairment of investment securities		6,257		68,882		(53,161)
Accrued interest income		2,463		(2,107)		(3,096)
Foreign exchange loss		(4,497)		(8,211)		(8,449)
Depreciation		135,972		(3,803)		(34,070)
Equity in losses (earnings) of affiliates		(4,294)		(813)		6,975
Amortization of goodwill		128,662		128,662		128,662
Loss on impairment of tangible assets and intangible assets		—		8,212		22,459
Tax-free reserves		(291,869)		(175,096)		(468,775)
Net operating loss carryforwards		(306,366)		(7,060)		—
Other		138,791		101,950		135,324

Net taxable income	W	1,829,239	W	2,262,444	W	2,482,286

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	2001		2002		2003

Corporate income taxes at statutory Korean corporate income tax rates of 27% or 28%	W	512,129	W	612,890	W	670,144
Tax credit for investments, technology and human resource development and others		(49,959)		(62,974)		(75,149)

Corporate income taxes payable		462,170		549,916		594,995
Resident surtax payable		46,217		54,992		59,500
Special surtax for agriculture and fishery industries and other		10,087		11,636		13,685

Total income taxes payable	W	518,474	W	616,544	W	668,180

      The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the years ended December 31, 2001, 2002 and 2003 is attributable to the following (in millions of Korean won):

	2001	2002	2003

Income taxes at statutory income tax rate of 27% or 28%	553,478	599,067	743,671
Resident surtax payable	55,348	59,907	74,367
Tax credit for investments, technology and human resource development and others	(86,917)	(37,309)	(83,826)
Special surtax for agriculture and fishery industries and other	10,087	11,636	13,685
Goodwill amortization not deductible for tax purpose	39,628	38,213	38,213
Undistributed earnings (unrecognized deficit) of subsidiaries	(54,461)	12,295	(5,909)
Effect of the change in income tax rate (note a)	11,041	—	(20,204)
Other permanent differences	10,467	1,520	15,327
Increase in valuation allowance	311,636	13,178	13,735

Recorded income taxes	W850,307	W698,507	W789,059

Effective tax rate	43.02%	31.48%	28.65%

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate including resident surtax will be changed from current 29.7% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by W 20,204 million.

      In the year ended December 31, 2001, the valuation allowance for deferred tax assets increased by W 311,636 million. The increase was primarily due to the need for a valuation allowance related to the Company’s investment in Shinsegi Telecomm, Inc., a subsidiary of the Company. On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger. Pursuant to the provisions of the current Korean Corporate Income Tax Law, the merged company cannot transfer to the merging company certain temporary differences, such as depreciation, and net operating loss carryforwards. Further to the provisions of the current Korean Corporate Income Tax Law, the merging company cannot utilize the unrecognized deficit of a merged former subsidiary when the merging company retires all shares of such subsidiary owned by the merging company. Therefore,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

the Company has provided a valuation allowance of W 303,828 million during the year ended December 31, 2001.

      The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	2001		2002		2003

Allowance for doubtful accounts	W	50,336	W	23,251	W	22,039
Write-off of doubtful accounts		5,878		9,715		9,587
Trading securities		(635)		—		1
Accrued interest income		(2,292)		(2,902)		(2,026)
Depreciation		122,952		12,609		3,712
Loss on impairment of investment securities		26,035		48,588		30,757
Foreign currency translation loss		4,701		3,345		774
Equity in losses of affiliates		950		(5,090)		(6,593)
Unrecognized deficit (undistributed earnings) of subsidiaries		92,179		(9,012)		(3,364)
Tax free reserve for research and manpower development		(75,685)		(133,920)		(182,518)
Tax free reserve for loss on disposal of treasury stock		(70,359)		(64,775)		(130,373)
Tax credit carryforwards		31,963		—		1,162
Net operating loss carryforwards		95,597		17,290		29,575
Other		16,490		20,851		39,693

Total deferred tax assets (liabilities)		298,110		(80,050)		(187,574)
Valuation allowance for:
Depreciation		(110,240)		(1,081)		—
Unrecognized deficit of subsidiaries		(109,504)		—		—
Net operating loss carryforwards		(92,519)		(17,290)		(29,575)
Other		(1,016)		(6,349)		(8,880)

Net deferred tax assets (liabilities)	W	(15,169)	W	(104,770)	W	(226,029)

      The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries as of December 31, 2003 will expire as follows (in millions of Korean won):

	Net operating loss		Tax credit
Year ending December 31,	carryforwards		Carryforwards

2004	W	1,320	W	—
2005		17,444		—
2006		19,113		—
2007		25,550		—
2008		44,118		1,162

Total	W	107,545	W	1,162

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

19. Income per Share

      Net income and ordinary income per share for the years ended December 31, 2001, 2002 and 2003 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	2001		2002		2003

Net income	W	1,146,049	W	1,487,151	W	1,966,100
Weighted average number of common shares outstanding		86,545,041		84,270,450		75,078,219

Net income per share	W	13,242	W	17,647	W	26,187

Ordinary income per share

	2001		2002		2003

Net income	W	1,146,049	W	1,487,151	W	1,966,100
Extraordinary gain		(25)		(504)		—
Income tax effect of extraordinary gain		8		149		—

Ordinary income		1,146,032		1,486,796		1,966,100
Weighted average number of common shares outstanding		86,545,041		84,270,450		75,078,219

Ordinary income per share	W	13,242	W	17,643	W	26,187

      The weighted average number of common shares outstanding for 2001, 2002 and 2003 is calculated as follows:

			Weighted	Weighted
		Number	number	number
	Date	of shares	of days	of shares

For 2001:
At January 1, 2001	—	89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—	(73,636)	365/365	(73,636)
Treasury stock	(note 1)	(6,240,680)	—	(2,535,267)
Disposal of treasury stock	Dec. 28	155,050	3/365	1,274

Total		82,993,404		86,545,041

For 2002:
At January 1, 2002	—	89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—	(6,159,266)	365/365	(6,159,266)
Distribution of treasury stock for merger with Shinsegi	Jan. 13	2,673,474	349/365	2,556,280
Treasury stock	(note 1)	(5,824,815)	—	(1,279,234)

Total		79,842,063		84,270,450

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

			Weighted	Weighted
		Number	number	number
	Date	of shares	of days	of shares

For 2003:
At January 1, 2003	—	89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—	(9,310,607)	365/365	(9,310,607)
Treasury stock	Jan. 10	(3,809,288)	356/365	(3,715,360)
Purchase of fractional shares	Feb. 3	(52)	332/365	(47)
Purchase of fractional shares	May 1	(91)	233/365	(58)
Issuance of common stock	May 1	126,276	233/365	80,609
Treasury stock	(note 1)	(2,544,600)	—	(1,128,988)

Total		73,614,308		75,078,219

(note 1)	Such treasury stock was acquired or disposed of on several different dates in 2001, 2002 and 2003, and the weighted number of shares was calculated according to each transaction date.

      Diluted net income and ordinary income per share amounts for the years ended December 31, 2001, 2002 and 2003 are computed as follows (in millions of Korean won except for share data):

Diluted net income per share

	2001		2002		2003

Adjusted net income	W	1,146,049	W	1,487,230	W	1,966,100
Adjusted weighted average number of common shares outstanding (note 2)		86,545,041		84,277,598		75,078,219

Diluted net income per share	W	13,242	W	17,647	W	26,187

Diluted ordinary income per share

	2001		2002		2003

Adjusted ordinary income	W	1,146,032	W	1,486,875	W	1,966,100
Adjusted weighted average number of common shares outstanding (note 2)		86,545,041		84,277,598		75,078,219

Diluted ordinary income per share	W	13,242	W	17,643	W	26,187

(note 2)	In the years ended December 31, 2001 and 2003, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise of stock options would not dilute the earnings per share. In 2002, for the calculation of diluted income per share, the weighted average number of common shares outstanding is adjusted assuming the exercise of stock option on January 1, 2002.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The numerator and denominator of basic and diluted income per share for the year ended December 31, 2002 is as follows:

Diluted net income per share

			Average weighted	Per-share
	Net income		number of shares	amount

	(in millions of			(in Korean won)
	Korean won)
Basic net income per share	W	1,487,151	84,270,450	W	17,647

Effect of stock option		79	7,148

Diluted net income per share	W	1,487,230	84,277,598	W	17,647

Diluted ordinary income per share

			Average weighted	Per-share
	Net income		number of shares	amount

	(in millions of			(in Korean won)
	Korean won)
Basic ordinary income per share	W	1,486,796	84,270,450	W	17,643

Effect of stock option		79	7,148

Diluted ordinary income per share	W	1,486,875	84,277,598	W	17,643

20. Dividend Disclosure

      Details of dividends which were declared for 2001, 2002 and 2003 are as follows (in millions of Korean won except for share data):

		Number of shares
Fiscal year	Dividend type	outstanding		Face value		Dividend ratio	Dividends

2001	Cash dividends	82,993,404		W	500	138.0%	W	57,265

2002	Cash dividends	84,299,698	(note)	W	500	360.0%	W	151,739

2003	Cash dividends	73,614,308		W	500	1,100%	W	404,879

(note)	4,457,635 shares of the Company’s common stock acquired through the stock exchange with KT Corporation on December 30, 2002 were included in the number of shares outstanding, as the dividend right date was December 27, 2002.

      Dividends payout ratio for the years ended December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won and %):

	2001		2002		2003

Dividends	W	57,265	W	151,739	W	404,879
Net income		1,146,049		1,487,151		1,966,100

Dividends payout ratio		5.00%		10.20%		20.59%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Dividends yield ratio for the years ended December 31, 2001, 2002 and 2003 are as follows (in Korean won and %):

	2001		2002		2003

Dividend per share	W	690	W	1,800	W	5,500
Stock price at the year-end		268,000		229,000		199,000

Dividends yield ratio		0.26%		0.79%		2.76%

21. Commitments and Contingencies

      a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to W 871,283 million. At December 31, 2003, the borrowings under these credit lines were W 57 million at an average interest rate of approximately 4.90% and the net availability under these credit lines was W 871,226 million.

      b. At December 31, 2003, the Company’s property and equipment (land, buildings and machinery), amounting to W 58,299 million in carrying value and short-term-financial instruments amounting to W 162 million are pledged as collateral for bank borrowings. In addition, the Company and its subsidiaries have provided one blank check to Shinhan Capital Co., Ltd. as collateral for guarantees of the Company’s obligations under lease agreements.

      c. At December 31, 2003, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling W 52 million.

      d. PAXNet Co., Ltd., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is an former affiliated company. The outstanding balance of such guarantees as of December 31, 2003 approximated W 332 million.

      e. On May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold W 577,253 million, W 549,256 million and W 498,426 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of W 10,789 million, W 12,863 million and W 9,936 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 13.15%, 13.27% and 13.19% for Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. At December 31, 2003, the uncollected balances of accounts receivable sold to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were W 32,861 million, W 215,615 million and W 402,297 million, respectively.

      f. The Company’s performance under a mobile network system development service contract with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and the Company’s warranty obligations have been guaranteed by Citi Corp., within the limit of US$550,000 and US$1,490,000, respectively.

      g. SK Communications Co., Ltd., which is the Company’s subsidiary, has entered into a license agreement with Lycos Inc. to pay royalties totaling US$9,253,390 for two years from August 14, 2002. In accordance with this agreement, SK Communications Co., Ltd. paid US$4,626,195 and US$2,313,098 in royalty fees for the years ended December 31, 2002 and 2003, respectively.

      h. The Company made a contract for joint ownership of a satellite with Japan MBCO in order to enter the satellite digital multimedia broadcasting business. In accordance with the contract, the Company and

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Japan MBCO decided the sharing rate of joint ownership to be 34.66% for the Company and 65.34% for Japan MBCO based on a number of relay stations and coverage. The details of the contract are as follows (in millions of Japanese yen and in millions of U.S. dollars):

			Investment made	Investment to be
	Total	The Company’s	in 2003 by the	made by the
	investments	portion	Company	Company

Purchase of satellite, launching and insurance	US$193	US$67	US$50	US$17
Operation of the control center	JP¥4,934	JP¥1,710	JP¥1,710	JP¥—

      i. On July 8, 2002, KT Freetel Corporation filed a lawsuit against the Company. In the lawsuit, KT Freetel Corporation claims remuneration for its loss of W 50,000 million resulting from the Company’s alleged false advertising against KT Freetel Corporation. On September 6, 2002, the Company brought a counterclaim against KT Freetel Corporation, claiming remuneration for the Company’s loss of W 1,000 million. In the fourth quarter of 2003, KT Freetel Corporation and the Company both withdrew their lawsuits and agreed to end this legal case.

      j. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Co., Ltd., which is the Company’s subsidiaries. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the contract for usage of Lycos brand between GNI Enterprise Inc. and SK Communications Co., Ltd. was effective. The ultimate outcome of this lawsuit cannot presently be determined. SK Communications Co., Ltd. believes that any liability that may be subject to thereunder will not be material. In addition, in the lawsuit filed on November 15, 2002, GNI Enterprise Inc. asserted that the merger of Netsgo Co., Ltd. into SK Communications Co., Ltd. was not legitimate. On January 11, 2004, this lawsuit was finished as GNI Enterprise Inc. withdrew this lawsuit.

      k. On May 25, 2004, a policy advisory committee to the Ministry of Information and Communication (“MIC”) announced the results of its review of the Company’s compliance with the merger conditions related to the Company’s acquisition of Shinsegi and stated that the committee believes that the Company’s market dominance may significantly restrict competition in the telecommunications market and that the Company have violated a merger condition by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against the Company for providing subsidies to handset buyers. Although the MIC has not yet made a formal determination, on May 31, 2004, the Minister of the MIC stated that MIC intends to impose a Won 11.9 billion fine on us and extend the post-merger monitoring period until January 2007. The MIC is expected to make a formal decision as to the advisory committee’s findings and recommendation in early June 2004 and may impose additional restrictions on our business. The Company can give no assurance that the MIC will not take action that may have a material adverse effect on the Company’s business, operations and financial condition.

22. Insurance

      At December 31, 2003, certain of the Company and its subsidiaries’ assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):

Asset	Risk	Book value		Coverage

Inventories and					$3,003
Property and equipment	Fire and comprehensive liability	W	6,315,315	W	10,399,747

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

23. Transactions with Affiliated Companies

      Significant related party transactions and balances with affiliated companies as of and for the years ended December 31, 2001, 2002 and 2003 were as follows (in millions of Korean won):

Description	2001	2002	2003

Transactions
SK Engineering & Construction Co., Ltd.:
Construction (note 1)	117,399	289,311	324,260
Commissions paid	2,827	23,981	7,662
Commission income and other income	474	678	776
SK Networks:
(formerly known as SK Global)
Purchases of property and equipment	99,715	11,055	3,853
Commissions paid, leased line and other expenses	35,651	83,234	214,101
Sales of handsets and other income	275,690	383,138	491,978
SK Corporation:
Purchases of property and equipment	—	52	3,831
Commissions paid and other expenses	20,643	37,249	35,612
Commission income and other income	1,900	3,201	5,370
Kyocera Corp.:
Purchase of raw materials and other	4,569	2,807	7,143
Commissions paid and other expenses	4,838	—	59
Commission income and other income	305	66,088	14,075
SK Group Japan:
Purchases of property and equipment	64	—	—
Purchase of raw materials for handsets and other expenses	55,099	9,784	5,292
SK Telesys:
Purchases of property and equipment	69,179	187,205	188,111
Commissions paid and other expenses	1,269	1,519	1,717
Commission income and other income	202	290	385
SKC:
Purchases of inventories	3,443	17,260	204,694
Disposal of inventories and other	—	50,341	18
Commissions paid and other expenses	—	—	3,120
Commission income and other income	—	—	747
Innoace:
Purchases of property and equipment	8,353	40,884	35,225
Commissions paid and other expenses	1,062	9,454	314
Commission income and other income	111	217	8,969
SK C&C Co., Ltd.:
Purchases of property and equipment	108,441	197,250	182,774
Commissions paid and other expenses (note 2)	221,108	231,472	284,193
Commission income and other income	7,198	6,691	8,200

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Description	2001	2002	2003

Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable	57	241	92
Accounts payable	17,016	65,773	63,442
Guarantee deposits received	90	130	90
SK Networks:
(formerly known as SK Global)
Accounts receivable	63,810	84,970	107,782
Guarantee deposits	113	113	113
Accounts payable	16,194	14,792	63,641
Guarantee deposits received	513	255	719
SK Corporation:
Accounts receivable	72	985	1,571
Guarantee deposits (note 3)	80,113	79,611	103,720
Accounts payable	6,508	11,654	2,911
Guarantee deposits received	9,885	9,885	10,194
Kyocera Corp.:
Accounts receivable	—	12,094	—
Accounts payable	1,757	63	—
SK Group Japan:
Accounts payable	1,477	1,557	—
SK Telesys:
Accounts receivable	3	5	50
Accounts payable	18,180	60,834	33,904
SKC:
Accounts receivable	10,276	70,464	53,680
Accounts payable	1,753	2,928	93,383
Innoace:
Accounts payable	4,524	26,806	25,640
Guarantee deposits received	—	2,138	1,069
SK Life Insurance Co., Ltd.:
Deposits for severance indemnities	36,892	58,057	63,992
Accounts receivable	44	117	1,119
Guarantee deposits	60	60	60
Accounts payable	54	—	—
Guarantee deposits received	786	767	338
SK C&C Co., Ltd.:
Accounts receivable	34,358	287	245
Accounts payable	59,065	116,235	72,715
Guarantee deposits received	495	284	346

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(note 1)	The Company is a party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. The Company expects that construction of its new headquarters will be completed by the end of 2004. The total contract price for the demolition of existing buildings on the site and construction of the new building is W 161 billion.

(note 2)	The Company and certain subsidiaries are party to an agreement with SK C&C, pursuant to which SK C&C provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on a six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C from time to time for specific information technology-related projects.

(note 3)	On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company’s head office with the lease period from December 19, 2000 to March 31, 2004. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of W 80,113 million and, as a result there will be no rent payment for the remaining lease period. On January 30, 2003, the Company prolonged the lease term to February 28, 2005 and deposited additional refundable leasehold key money of W 20,027 million. In addition, in December 2003, the Company deposited additional refundable leasehold key money of W 3,580 million. As a result, the refundable leasehold key money to SK Corporation as of December 31, 2003 totaled W 103,720 million.

24. Merger with SK IMT Co., Ltd.

      On May 1, 2003, the Company merged with SK IMT Co., Ltd., in accordance with a resolution of the Company’s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The shareholders of SK IMT Co., Ltd. were entitled to exercise dissenter’s right under Korean law. Shareholders holding 22,078,770 shares (or 36.8% of SK IMT Co., Ltd.’s issued and outstanding shares) exercised such right, and SK IMT Co., Ltd. repurchased the shares of these dissenting shareholders at a purchase price of W 27,400 per share, totaling W 604,958 million, before the completion of the merger with the Company. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company’s common stock with a par value of W 500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W 5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The excess of acquired net assets over the par value of W 63 million for the distribution of 126,276 shares of newly issued common stock to minority shareholders of SK IMT Co., Ltd. upon on the merger dated May 1, 2003, was recorded as an increase in capital surplus in accordance with Korean GAAP.

25. Merger with Cyworld Co., Ltd.

      On August 1, 2003, SK Communications Co., Ltd.., the Company’s subsidiary, merged with Cyworld Co., Ltd. in order to maximize synergy effects through enhanced management efficiency and strengthen the competitive power in the internet portal service market, in accordance with the approval of stockholders of SK Communications Co., Ltd. dated on June 16, 2003. The exchange ratio of common stock between SK Communications Co., Ltd. (par value: W 500) and Cyworld Co., Ltd. (par value: W 5,000) was 55.04697 to 1. Using such exchange ratio, SK Communications Corp. issued 12,770,877 shares of new common stock.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The condensed balance sheets of Cyworld Co., Ltd. as of August 1, 2003 and December 31, 2002 and condensed statements of operations for the seven months ended July 31, 2003 and the year ended December 31, 2002 are as follows (in millions of Korean won):

	Aug. 1, 2003		Dec. 31, 2002

(Condensed balance sheets)
Current assets	W	1,200	W	129
Non-current assets		615		1,175

Total assets	W	1,815	W	1,304

Current liabilities	W	1,586	W	850
Long-term liabilities		77		432

Total liabilities		1,663		1,282
Common stock		1,160		1,160
Capital surplus		4,208		4,208
Deficit		(5,216)		(5,346)
Total equity		152		22

Total liabilities and stockholders’ equity	W	1,815	W	1,304

	Period from Jan. 1,		Year ended
	2003 to Jul. 31, 2003		Dec. 31, 2002

(Condensed statements of operations)
Operating revenue	W	1,930	W	1,823
Operating expenses		(2,244)		(2,694)

Operating loss		(314)		(871)
Other income		606		37
Other expenses		(163)		(721)

Net income (loss)	W	129	W	(1,555)

      The merger with Cyworld Co., Ltd. was accounted for using the purchase method of accounting, and generated a goodwill of W 9,374 million as follows (in millions of Korean won):

Fair value of net assets mergered			W	152
Merger cost
Fair value of common stock issued	W	8,429
Direct costs related to the merger (note)		1,097		9,526

Goodwill			W	9,374

(note)	The direct costs related to the merger are the liquidation income tax of W 1,067 million paid for Cyworld Co., Ltd., and service fees of W 30 million related to the merger.

      In addition, SK Communications Co., Ltd. amortizes the goodwill using the straight-line method over five years, and goodwill amortization for the year ended December 31, 2003 was W 781 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

26. Acquisition of and Merger with Shinsegi Telecomm, Inc.

      In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm Inc.’s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.’s common stock held by Kolon International Corporation and other minority interests for W 1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from POSCO by the issuance of 5,794,924 shares of the Company’s common stock with a market value of W 1,657,348 million on the issuance date.

      The transaction was accounted for under the purchase method of accounting and generated W 2,560,690 million in goodwill, which is being amortized on a straight-line basis over a twenty year period.

      The acquisition of a 51.2% equity interest in Shinsegi Telecomm, Inc.’s common stock completed on April 27, 2000 is summarized as follows:

	In millions of
	Korean won

Fair value of assets acquired	W	1,183,633
Goodwill		2,560,690
Elimination of investment in unconsolidated affiliate		(1,067,180)
Assumed liabilities		(1,018,710)

Acquisition cost after adding incidental costs of W1,085 million	W	1,658,433

      In 2001, the Company acquired an additional 19.2% equity interest in Shinsegi Telecomm, Inc. for W 327,733 million. And on January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company’s board of directors dated September 21, 2001 and the approval of the shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger.

      The additional acquisition of equity interests in Shinsegi Telecomm, Inc. after its acquisition of a majority equity interest on April 27, 2000 was also accounted for under the purchase method of accounting whereby the purchase price was allocated to assets acquired and liabilities assumed based on the fair value at the date when the Company acquired a majority equity interest in Shinsegi Telecomm, Inc. The excess unallocated purchase prices of W 299,121 million for the additional 19.2% equity interest acquired in 2001 and W 647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were recorded as decreases in capital surplus in accordance with Korean GAAP (see Note 14).

27. Loss on Impairment of Idle Network Equipment of Shinsegi Telecomm, Inc.

      In 2002, the Company integrated Shinsegi Telecomm, Inc.’s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.’s former network equipment was re-deployed in the Company’s network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company’s network, and an impairment loss of W 185,847 million was recorded in the year ended December 31, 2002.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

28. Stock Exchange between the Company and KT Corporation

      The Company exchanged 29,803,333 shares of KT Corporation’s common stock for 8,266,923 shares of the Company’s common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between the Company and KT Corporation. The exchange had been made at W 50,900 per share of KT Corporation’s common stock and W 224,000 per share of the Company’s common stock. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of the Company’s common stock on December 31, 2002, amounting to W 47,909 million, was recorded as a loss on disposal of investments during the second half of 2002, and an impairment loss amounting to W 44,496 million, which was related to the investments in 14,353,674 shares of KT Corporation’s common stock as of December 31, 2002, was recorded during the year ended December 31, 2002.

29.	Economic Uncertainty

      The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company and its subsidiaries may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company and its subsidiaries. Actual results may differ materially from management’s current assessment.

30.	Network Interconnection Charges

      The Company’s networks interconnect with the public switched telephone networks operated by KT Corporation and Hanaro and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company’s subscribers to make and receive calls from telephones outside the Company’s networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korean Communications Commission, a government agency under the MIC.

      For the years ended December 31, 2001, 2002 and 2003, such interconnection revenues amounted to W 1,339.9 billion, W 1,043.2 billion and W 1,017.1 billion, respectively, while aggregate interconnection expenses amounted to W 667.7 billion, W 752.1 billion and W 771.5 billion, respectively.

31. Subsequent Event

      In accordance with the approval of its board of directors dated March 12, 2004, the Company issued unguaranteed domestic bonds with face amounts totaling W 150,000 million and unguaranteed dollar denominated bonds with face amounts totaling US$300 million on March 23, 2004 and April 1, 2004, respectively. The domestic bonds were issued at an annual rate of 5% for W 148,155 million and will be repaid in full at its final maturity date of March 23, 2009. The dollar denominated bonds were issued at an annual rate of 4.5% for US$297.8 million and will be repaid in full at its maturity of April 1, 2011.

32.	Reconciliation to United States Generally Accepted Accounting Principles

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from accounting principles

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

generally accepted in the United States (“U.S. GAAP”). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders’ equity.

a.	Deferred Income Taxes (see Note 2)

      Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

      In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling W 11,207 million, W 19,688 million and W 27,030 million as of December 31, 2001, 2002 and 2003, respectively, have been recognized for Korean GAAP purposes.

b.	Deferred Charges (see Note 2)

      Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds and certain development costs be reclassified as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized as deferred assets and amortized over the redemption period of the related obligation and research and development costs are charged to expense as incurred.

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

d.	Marketable Securities and Investments Securities (see Note 2)

      Through 2002, under Korean GAAP, debt and equity securities were classified into marketable securities and investment securities. Effective January 1, 2003, Korean GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”, described below. The valuation method for each category is similar to SFAS No. 115; however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in Note 32-(e).

      Under U.S. GAAP, SFAS No. 115 requires that equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

•	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Gross proceeds from the sale of such securities were W 212,250 million, W 1,562,603 million and W 945,854 million for the years ended December 31, 2001, 2002 and 2003, respectively. Gross realized gains for the years ended December 31, 2001, 2002 and 2003 were W 14 million, W 13,540 million and W 2,122 million, respectively. Gross realized losses for the years ended December 31, 2001, 2002 and 2003 were W 7,371 million, W 50,958 million and W 614 million, respectively.

      Information with respect to trading securities at December 31, 2001, 2002 and 2003 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		unrealized		unrealized
	(amortized cost)		gains		losses		Fair Value

At December 31, 2001:
Debt securities	W	637,530	W	—	W	—	W	637,530

At December 31, 2002:
Debt securities	W	754,219	W	—	W	—	W	754,219

At December 31, 2003:
Debt securities	W	895,401	W	—	W	2,184	W	893,217

      Information with respect to long-term investment securities including the current portion affected by SFAS No. 115 at December 31, 2001, 2002 and 2003 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		unrealized		unrealized		Impairment
	(amortized cost)		gains		losses		losses		Fair Value

At December 31, 2001:
Equity securities	W	157,155	W	—	W	75,792	W	—	W	81,363
Debt securities		61,898		—		—		—		61,898

	W	219,053	W	—	W	75,792	W	—	W	143,261

At December 31, 2002:
Equity securities	W	938,975	W	1,522	W	3,852	W	146,284	W	790,361
Debt securities		62,500		—		—		—		62,500

	W	1,001,475	W	1,522	W	3,852	W	146,284	W	852,861

At December 31, 2003:
Equity securities	W	427,472	W	73,290	W	6,608	W	55,469	W	438,685
Debt securities		64,315		—		—		—		64,315

	W	491,787	W	73,290	W	6,608	W	55,469	W	503,000

      Investment equity securities are carried at fair value for Korean GAAP purposes as all such investments are investments in listed companies. All of gross unrealized losses of W 6,608 million at December 31, 2003 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

e.	Impairment of Investment Securities and Recoveries

      Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2002 and 2003 increased by W 252,031 million and W 21,716 million, respectively, when compared to those under Korean GAAP. Such amounts include impairment of the investments in the common stock of Powercomm Co., Ltd. in the amount of W 150,243 million and W 21,593 million for the years ended December 31, 2002 and 2003, respectively.

      Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value, result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

f.	Impairment of Long-Lived Assets to be Held and Used and Long-Lived Assets to be Disposed of

      U.S. GAAP (SFAS No. 144) requires entities to perform separate calculations for long-lived assets to be held and used in order to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. For assets to be held and used, if the sum of expected future cash flows (undiscounted and without interest charges) is less than the asset’s carrying value, an impairment loss is recognized, but if the sum of the expected future cash flows is greater than an asset’s carrying value, an impairment loss is not recognized. Measurement of an impairment loss is based on the fair value of the asset. An impairment loss creates a new book basis and subsequent recoveries of the fair value are not recognized. U.S. GAAP also generally requires long-lived assets to be disposed of to be reported at the lower of the carrying value or fair value less selling expense.

      Through 1998, Korean GAAP had no specific provisions for accounting for impairment of long-lived assets to be held and used and long-lived assets to be disposed of. Effective January 1, 1999, Korean GAAP was revised to require that impairment loss should be recorded in a manner similar to U.S. GAAP.

      At December 31, 2001 and 2003, the Company determined that there have been no significant events or changes in circumstances indicating that the carrying amount of long-lived assets might not be recoverable. In 2002, the Company integrated Shinsegi Telecomm, Inc.’s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.’s former network equipment was re-deployed in the Company’s network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding the network equipment which will be re-deployed in the Company’s network, and an impairment loss of W 185,847 million was recorded for the year ended December 31, 2002 (see Note 27).

g.	Comprehensive Income

      Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

h.	Business Combinations and Intangible Assets

      Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. Resulting goodwill and intangible assets with indefinite lives are no longer amortized; however,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

they will be subject to annual impairment tests. The Company believes there is no impairment of such assets at December 31, 2002 and 2003. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

      Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over its estimated economic life, generally not to exceed 20 years.

i.	Determination of Acquisition Cost of Equity Interest in Subsidiary

      Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired.

j.	Additional Equity Investment in Subsidiaries

      Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill.

k.	Capitalization of Foreign Exchange Losses (or Gains) and Interest Expenses

      Through 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to reflect such interest expense and foreign exchange losses (or foreign exchange gains) to current operations. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred.

      Through 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. For U.S. GAAP purposes, the Company charges such interest to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such interest expense. This accounting change has been applied prospectively.

l.	Nonrefundable Activation Fees

      For U.S. GAAP purposes, effective January 1, 2000, the Company and its subsidiaries adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements”. As a result of the adoption of SAB No. 101, the Company and its subsidiaries now defer nonrefundable activation revenues and costs and amortize them over the expected term

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

of the customer relationship, which ranges from 41 months to 89 months. Previously, these revenues and costs were recognized when the activation service was performed.

      Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company and its subsidiaries recognize these revenues and costs when the activation service is performed.

m.	Gain or Loss on Disposal of Subsidiary’s Stock

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

      The weighted average fair value of options granted in 2000, 2001 and 2002 was W 210,000 per share, W 120,070 per share and W 48,724 per share, respectively.

o.	Loans Receivable for Stock Issued to Employee’s Investor Association

      U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholders’ equity, while Korean GAAP allows for recording such receivables as an asset.

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

•	The transferred asset have been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliated of the transferor, and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.

•	The transferee is a qualifying special-purpose entity (“QSPE”) and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is not a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

•	The transferor does not effectively maintain control over the transferred assets either through;

(a)	an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third-party investors) before their maturity or

(b)	the ability to unilaterally cause the SPE or QSPE to return specific assets; other than through a cleanup call.

      In addition, under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment and credit enhancement provided by transferor is generally consolidated into the transferor.

      However, under Korea GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act, such transfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

r.	Presentation of Minority Interest as a Component of Shareholders’ Equity

      The Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders’ equity.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following reconciles net income for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as of December 31, 2001, 2002 and 2003 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Year ended December 31,

	2001		2002		2003

Net income based on Korean GAAP	W	1,146,049	W	1,487,151	W	1,966,100
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		16,318		(8,481)		(7,342)
Tax effect of the reconciling items		43,005		121,976		(15,036)
Deferred charges		(2,002)		1,318		2,660
Capital leases		433		454		(906)
Intangible assets		(26,435)		(23,507)		(22,303)
Cancellation of amortization of goodwill		—		138,041		135,557
Capitalization of foreign exchange losses and interest expenses related to tangible assets		1,190		6,213		21,617
Capitalization of interest expenses related to purchase of intangible assets		—		(69,372)		427
Nonrefundable activation fees		(64,773)		(104,263)		(46,962)
Loss (gain) on disposal of subsidiary shares		103		—		58
Stock option compensation plan		(1,889)		(3,367)		(3,114)
Loss on sale of accounts receivable and other in asset securitization		—		7,039		7,437
Loss on impairment of investment securities		—		(252,031)		24,727
Discount on leasehold deposits		(322)		(45)		(286)
Recovery of impaired investment securities		(81)		—		115

Net income based on U.S. GAAP	W	1,111,596	W	1,301,126	W	2,062,749

Weighted average number of common shares outstanding		86,545,041		84,270,450		75,078,219

Earnings per share based on U.S. GAAP:
Basic earnings per share	W	12,844	W	15,440	W	27,475

Diluted earnings per share	W	12,844	W	15,439	W	27,475

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	December 31,

	2001		2002		2003

Shareholders’ equity based on Korean GAAP	W	6,149,304	W	6,231,900	W	6,093,847
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		11,303		(18,997)		(45,317)
Tax effect of the reconciling items		29,578		151,554		136,517
Deferred charges		(3,917)		(2,600)		60
Capital leases		691		1,144		239
Intangible assets		504,714		1,033,558		1,019,917
Cancellation of amortization of goodwill		—		138,041		273,598
Capitalization of foreign exchange losses and interest expenses related to tangible assets		(7,987)		(1,775)		19,842
Capitalization of interest expenses related to purchase of intangible assets		—		(69,372)		(68,945)
Nonrefundable activation fees		(87,949)		(192,212)		(239,174)
Loans receivable for stock issued to employees’ investor association		(70,938)		(45,906)		(33,788)
Minority interest in equity of consolidated affiliates		(704,345)		(725,507)		(155,985)
Loss on sale of accounts receivable and other in asset securitization		—		7,039		14,476
Loss on impairment of investment securities		—		(150,243)		—
Discount on leasehold deposits		(322)		(367)		(653)
Recovery of impaired investment securities		(81)		(81)		34

Shareholders’ equity based on U.S. GAAP	W	5,820,051	W	6,356,176	W	7,014,668

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows (in millions of Korean won):

	Year ended December 31,

	2001		2002		2003

Balance, beginning of the year	W	6,117,907	W	5,820,051	W	6,356,176
Net income for the year		1,111,596		1,301,126		2,062,749
Dividends		(48,103)		(57,265)		(151,739)
Issuance of common stock		—		—		31,053
Unrealized gains on valuation of securities, net of tax		34,704		51,644		50,033
Equity in capital surplus, retained earnings and capital adjustments of affiliates		8,116		(12,789)		50,166
Sales of stock by subsidiaries		1		—		—
Retirement of treasury stock		—		—		(20,598)
Treasury stock transactions		(1,420,964)		(779,290)		(1,379,337)
Foreign-based operations’ translation adjustments		(3,839)		2,809		(356)
Stock compensation plan		2,466		4,859		4,403
Decrease in loans receivable for stock issued to employees’ investor association		18,167		25,031		12,118

Balance, end of the year	W	5,820,051	W	6,356,176	W	7,014,668

      A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2001, 2002 and 2003 is as follows (in millions of Korean won):

	December 31,

	2001		2002		2003

Current assets:
As reported	W	4,346,746	W	4,113,724	W	4,069,525
U.S. GAAP adjustments:
— deferred tax adjustments due to difference in accounting principles		72,940		60,619		73,500
— tax effect of the reconciling items		6,221		(9,927)		(8,297)
— discount on leasehold deposits		4,843		4,843		5,777
— Asset securitization transactions		—		582,742		478,298

As adjusted	W	4,430,750	W	4,752,001	W	4,618,823

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	December 31,

	2001		2002		2003

Non-current assets:
As reported	W	8,979,529	W	10,114,986	W	9,748,692
U.S. GAAP adjustments:
— loans receivable for stock issued to employees’ investor association		(70,938)		(45,906)		(33,788)
— Intangible assets		507,719		1,034,972		1,015,801
— cancellation of amortization of goodwill		—		138,041		273,598
— discount on leasehold deposits		(5,165)		(5,210)		(6,430)
— loss on sale of accounts receivable and other in asset securitization		—		(68,267)		—
— recovery of impaired investment securities		(115)		(81)		34
— loss on impairment of investment securities		—		(150,243)		—
— nonrefundable activation fees		—		9,129		9,129
— capital lease		10,553		5,820		3,301
— capitalization of foreign exchange losses and interest expense related to tangible assets		(15,099)		(1,775)		19,842
— capitalization of interest expenses related to purchase of intangible assets		—		(69,372)		(68,945)
— deferred charges		3,788		6,564		6,154

As adjusted		9,410,272		10,968,658		10,967,388

Total assets based on U.S. GAAP		13,841,022		15,720,659		15,586,211

Current liabilities:
As reported		3,678,581		4,303,386		4,530,910
U.S. GAAP adjustments:
— deferred charges		227		222		31
— nonrefundable activation fees		20,947		46,723		68,665
— Asset securitization transactions		—		507,436		463,822
— Acquisition cost of equity interest in subsidiary		1,360		2,449		886

As adjusted	W	3,701,115	W	4,860,216	W	5,064,314

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	December 31,

	2001		2002		2003

Long-term liabilities:
As reported	W	3,498,390	W	3,693,424	W	3,193,460
U.S. GAAP adjustments:
— deferred charges		7,907		8,942		5,844
— Intangible assets		—		3,748		—
— nonrefundable activation fees		76,131		154,618		179,638
— capital leases		9,287		4,676		3,062
— acquisition cost of equity interest in subsidiary		1,643		—		—
— deferred tax adjustments due to difference in accounting principles		61,637		79,616		118,837
— tax effect of the reconciling items		(28,140)		(166,264)		(149,597)

As adjusted		3,626,855		3,778,760		3,351,244

Total liabilities based on U.S. GAAP		7,327,970		8,638,976		8,415,558

Minority interests:
As reported		704,345		725,507		155,985
U.S. GAAP adjustments:
— deferred charges		(428)		—		—
— capital lease		577		—		—
— capitalization of foreign exchange losses		(7,112)		—		—
— nonrefundable activation fee		(9,129)		—		—
— tax effect of the reconciling items		4,782		—		—
— reverse of recovery of impaired investment securities		(34)		—		—

Total minority interests based on U.S. GAAP	W	693,001	W	725,507	W	155,985

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2001, 2002 and 2003 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2001, 2002 and 2003 under U.S. GAAP (in millions of Korean won):

	2001		2002		2003

Cash flows from operating activities based on Korean GAAP	W	2,423,868	W	4,267,815	W	3,328,770
Adjustments:
Asset securitization transactions		—		(558,921)		(47,496)

Cash flows from operating activities based on US GAAP	W	2,423,868	W	3,708,894	W	3,281,274

Cash flows from investing activities based on Korean GAAP	W	(1,972,825)	W	(3,063,435)	W	(1,414,432)
Adjustments:
Asset securitization transactions		—		68,267		(8,080)

Cash flows from investing activities based on US GAAP	W	(1,972,825)	W	(2,995,168)	W	(1,422,512)

Cash flows from financing activities based on Korean GAAP	W	331,226	W	(1,418,197)	W	(2,261,039)
Adjustments:
Asset securitization transactions		—		490,654		55,576

Cash flows from financing activities based on US GAAP	W	331,226	W	(927,543)	W	(2,205,463)

33.	Additional Disclosures Required by U.S. GAAP

     a. Income Taxes

      Income tax expense under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows (in millions of Korean won):

	Year ended December 31,

	2001		2002		2003

Currently payable	W	518,474	W	616,544	W	668,180
Deferred		272,825		(31,532)		143,257

	W	791,299	W	585,012	W	811,437

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2001, 2002 and 2003 is attributable to the following (in millions of Korean won):

	Year ended December 31,

	2001		2002		2003

Income taxes at statutory income tax rate of 28% in 2001 and 27% in 2002 and 2003	W	527,296	W	518,197	W	776,030
Resident surtax payable		52,730		51,820		77,603
Tax credit for investments, technology, human resource development and others		(86,917)		(37,309)		(83,826)
Special surtax for agriculture and fishery industries and other		10,763		11,636		13,685
Goodwill amortization not deductible for tax purpose		47,758		—		—
Undistributed earnings of subsidiaries		(54,461)		12,295		(5,909)
Effect of change in income tax rate		13,147		—		(7,943)
Other permanent differences		12,352		6,714		20,719
Change in valuation allowance		268,631		21,659		21,078

Recorded income taxes	W	791,299	W	585,012	W	808,892

Effective tax rate		42.02%		30.48%		28.23%

      The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2001, 2002 and 2003 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	December 31,

	2001		2002		2003

Current:
Allowance for doubtful accounts	W	49,967	W	21,885	W	22,039
Write-off of doubtful accounts		5,878		9,715		9,587
Trading securities		(635)		—		1
Accrued income		(2,292)		(2,844)		(2,026)
Accrued expenses and other		26,243		21,936		35,622

	W	79,161	W	50,692	W	65,223

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

	December 31,

	2001		2002		2003

Non-current:
Depreciation	W	16,820	W	11,732	W	3,935
Loss on impairment and valuation of investment securities (note)		48,579		119,940		74,928
Foreign exchange losses		4,701		3,345		774
Equity in losses (earnings) of affiliates		950		(5,090)		(6,593)
Undistributed earnings of subsidiaries		(28,532)		(28,700)		(3,364)
Tax free reserve for technology development		(75,685)		(133,920)		(182,518)
Tax free reserve for loss on disposal of treasury stock		(70,359)		(64,775)		(130,373)
Tax credit carryforwards		31,963		—		1,162
Net operating loss carryforwards		3,078		—		—
Deferred charges and other		19,818		79,346		46,780

		(48,667)		(18,122)		(195,269)

Total deferred tax assets (liabilities)	W	30,494	W	32,570	W	(130,046)

(note)	As of December 31, 2001 and 2002, unrealized loss on valuation of investment securities has been recorded as a separate component of shareholders’ equity, net of tax effect of W 22,510 million and W 691 million, respectively, and unrealized gain on valuation of investment securities as of December 31, 2003 was recorded as a separate component of shareholders’ equity, net of tax effect of W 18,287 million.

b.	Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2001, 2002 and 2003 for which it is practicable to estimate that value:

Cash and Cash Equivalents, Accounts Receivable (trade and other), Short-Term Loans, Accounts Payable and Short-term Borrowings

      The carrying amount approximates fair value because of the short maturity of those instruments.

Trading Securities and Long-term Investment Securities

      For investments in non-listed companies’ stock, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Note 3. The fair value of investments in listed companies’ stock, public bonds, and other marketable securities are estimated based on quoted market prices for those or similar investments.

Long-Term Bank Deposits

      The carrying amount approximates fair value as such long-term bank deposits bear interest rates currently available for similar deposits.

Long-Term Loans

      The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate of time deposits with similar maturities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Bonds Payable, Bonds with Stock Warrant, Long-Term Borrowings, Long-Term Payable — Other and Obligation under Capital Leases

      The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current interest rates offered for debt of the same remaining maturities.

      The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2001, 2002 and 2003 (in millions of Korean won):

	2001				2002				2003

	Carrying				Carrying				Carrying
	amount				amount				amount
	(note a)		Fair value		(note a)		Fair value		(note a)		Fair Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	W	1,298,199	W	1,298,199	W	867,022	W	867,022	W	472,410	W	472,410
Trading securities		637,530		637,530		754,219		754,219		893,217		893,217
Accounts receivable (trade and other)		2,277,716		2,277,716		2,877,750		2,877,750		3,000,918		3,000,918
Short-term loans		9,215		9,215		18,296		18,296		41,933		41,933
Investment securities:
Listed equity and debts		143,261		143,261		852,861		852,861		503,000		503,000
Non-listed equity		354,090		N/A		543,836		N/A		385,707		N/A
Long-term bank deposits		77		77		177		177		352		352
Long-term loans		25,138		18,853		12,905		9,679		13,947		10,460

	W	4,745,226			W	5,927,066			W	5,311,484

Financial liabilities:
Accounts payable	W	1,035,197	W	1,035,197	W	1,697,502	W	1,697,502	W	1,317,162	W	1,317,162
Short-term borrowings		1,167,348		1,167,348		1,177,950		1,177,950		1,236,197		1,236,197
Bonds payable, long-term borrowings, long-term payables — other and obligation under capital leases, including current portion		4,031,251		4,068,192		4,413,130		4,704,752		4,201,707		4,283,402

	W	6,233,796			W	7,288,582			W	6,755,066

(note a)	These carrying amounts represent the amounts determined under U.S. GAAP.

c.	Revenue Recognition Policy

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

      The Company’s subsidiaries also sell telephones to customers and telephone sales are recognized at the time products are delivered.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

d.	Comprehensive Income

      Comprehensive income for the years ended December 31, 2001, 2002 and 2003 is as follows (in millions of Korean won):

	2001		2002		2003

Net income	W	1,111,596	W	1,301,126	W	2,062,749

Other comprehensive income:
Unrealized gain on investment securities		34,704		51,644		50,033
Foreign-based operations translation adjustments		(3,839)		2,809		(356)

Total other comprehensive income		30,865		54,453		49,677

Comprehensive income	W	1,142,461	W	1,355,579	W	2,112,426

e.	Goodwill and Other Intangible Assets

      On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, however, they will be subject to periodic impairment tests as prescribed by the Statement and intangible assets that do not have indefinite lives are amortized over their useful lives. The following tables present the impact of SFAS No. 142 on reported net income and earnings per share had the standard been in effect for the year ended December 31, 2001 (in millions of Korean won, except per share amount):

Reported net income	W	1,111,596
Goodwill amortization		151,911

Adjusted net income	W	1,263,507

Basic earnings per common share	W	12,844
Goodwill amortization		1,755

Adjusted earnings per common share — basic	W	14,599

Diluted earnings per common share	W	12,844
Goodwill amortization		1,755

Adjusted earnings per common share — diluted	W	14,599

Goodwill

      Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2002 and 2003 are as follows (in millions of Korean won):

	2002		2003

Beginning of period	W	2,833,752	W	3,400,110
Goodwill reclassifications to other intangibles assets		—		(16,437)
Goodwill acquired during the period		566,358		16,482
Goodwill impairment losses under SFAS No. 142		—		—

Ending of period	W	3,400,110	W	3,400,155

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Other Intangible Assets

      The major components and average useful lives of our other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2001				December 31, 2002				December 31, 2003

	Gross				Gross				Gross
	carrying		Accumulated		carrying		Accumulated		carrying		Accumulated
	amount		Amortization		amount		Amortization		amount		Amortization

Amortized intangible assets:
IMT license (13 years)	W	1,300,000	W	—	W	1,189,881	W	—	W	1,188,547	W	(7,548)
Customer lists (4 years)		56,013		(14,196)		99,783		(39,142)		99,783		(64,088)
Other (5 to 20 years)		258,775		(114,898)		344,708		(158,248)		552,279		(258,802)

Total	W	1,614,788	W	(129,094)	W	1,634,372	W	(197,390)	W	1,840,609	W	(330,438)

      Intangible asset amortization expense for the years ended December 31, 2002 and 2003 was W 62,037 million and W 103,914 million, respectively. It is estimated to be W 217,056 million, W 187,534 million, W 160,460 million, W 152,314 million and W 134,154 million for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively, primarily related to the IMT license, customer lists and other.

f.	Other SK Group Companies

      As described in Note 1, the Company is one of the SK Group affiliated companies. In early March 2003, the Prosecutor’s Office of the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Networks Co., Ltd. (“SK Networks”, formerly SK Global Co., Ltd.), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there are several legal actions against certain SK Group affiliated companies. On March 19, 2003, SK Networks was classified as a “financially distressed company” in accordance with the Corporate Restructuring Promotion Law of the Republic of Korea. Subsequent to this classification, there has been a restructuring, including cash buy-out of certain debt at less than face value and a management change, among the creditors of SK Networks and certain of its affiliates. In addition, SK Networks retired all common shares which SK Corporation owned and, on October 27, 2003, SK Corporation purchased new common shares of SK Networks in the amount of approximately $718.5 million, which have a certain disposal restriction. As of December 31, 2003 and for the year then ended, the Company and its subsidiaries had certain related party balances or transactions with SK Networks as disclosed in Note 23. In addition, SK Shipping Co., Ltd., another SK group affiliated company, was alleged to have been involved in illegal transactions, which were investigated by Korean governmental agencies, and resulted in taxes, monetary penalties and other sanctions imposed in 2003. As of December 31, 2003 and for the year then ended, the Company and its subsidiary had no significant related party balances or transactions with SK Shipping Co., Ltd.. Management of the Company believes that those legal matters will not have a material adverse effect on the Company and its subsidiaries’ financial position, operating results, or liquidity.

g.	Segment

      The Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.

h.	New Accounting Pronouncements

      On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses accounting for the cost of legal obligations associated with the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and that such amount be capitalized as part of the book value of the long-lived asset. The Company has determined that it does not have a material legal obligation to remove long-lived assets as described by this statement. The adoption of SFAS No. 143 did not have a significant impact on its consolidated financial position or results of operations.

      On January 1, 2003, the Company adopted SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity’s commitment to an exit plan. The adoption of SFAS No. 146 did not have a significant impact on its consolidated financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company’s annual financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company’s consolidation financial position or results of operations.

      On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer is required to apply either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003. The Company is also required to apply FIN 46R to the VIEs which existed prior to February 1, 2003 in 2004. Certain special purpose companies (SPC) established by the Company, have been consolidated from the date of their establishment (see Note 32-(q)). There is an entity created before February 1, 2003, other than the aforementioned consolidated SPCs, for which is reasonably possible that the Company will be deemed a primary beneficiary upon the application of FIN 46R to the entity in 2004. It is a joint venture established to operate wireless telecommunication services in a country outside of Korea. With respect to the Company’s involvement in the entity, the Company’s maximum exposure to loss was approximately W 26.6 billion as of December 31, 2003. The Company has not completed the evaluation of the effect of the application of FIN No. 46R in 2004.

      In April 30, 2003, the FASB issued Statement No. 149 — “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. The statements amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of the statement of cash flows. The adoption of SFAS No. 149 did not have a significant impact on its consolidated financial position or results of operations.

      On May 15, 2003, the FASB has issued Statement No. 150 — “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the following instruments be classified as liabilities in statements of financial position. One type of instrument is mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is considered a liability under this statement is obligation that can be settled with variable number of its equity shares, the monetary value of which is fixed or tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no significant impact on its consolidation financial position or results of operations.

Item. 19	Exhibits

Exhibit	Description

1.1	Articles of Incorporation, as amended and restated (English translation)*
4.1	Telecommunications Basic Law of 1983, as amended (English translation)**
4.2	Enforcement Decree of the Telecommunications Basic Law, as amended (English translation)**
4.3	Telecommunications Business Law of 1983, as amended (English translation)**
4.4	Enforcement Decree of the Telecommunications Business Law (together with English translation) (Incorporated by reference herein from our Form 20-F filed on July 2, 2001)
4.5	Amendment to Telecommunications Business Law of 1983 dated February 9, 2004 (English translation)*
4.6	Korean Commercial Code (together with English translation) (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
4.7	Amendment to Korean Commercial Code dated December 29, 2001 (together with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)
4.8	Korean Securities and Exchange Act, as amended (together with English translation) (Incorporated by reference herein from our –Form 20-F filed on June 28, 2002)
11.1	Code of Ethics of SK Telecom Co., Ltd.*
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consent of Deloitte & Touche LLC (Hana)*
99.2	Consent of Young Wha Corporation*

*	Filed herewith.

**	Filed previously as exhibits to our Form 20-F filed on June 3, 2003.

E-1

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.

By:	/s/ SHIN BAE KIM

Name: Shin Bae Kim

Title:	Chief Executive Officer

Date: May 31, 2004