Form 20-F
period 2004-12-31
SK TELECOM CO LTD
filed 2005-05-31
CIK 1015650

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
COMMISSION FILE NUMBER 1-14418
SK Telecom Co., Ltd.
(Exact name of Registrant as specified in its charter)
SK TELECOM CO., LTD.
(Translation of Registrant’s name into English)
THE REPUBLIC OF KOREA
(Jurisdiction of incorporation or organization)
11, EULJIRO2-GA
JUNG-GU
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
      We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services. We provide our services principally through networks using CDMA (code division multiple access) technology. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps possible over our CDMA network. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services.
      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to CDMA 1xEV/DO. CDMA 1xEV/DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. CDMA 1xEV/DO technology allows us to provide advanced wireless data services such as streaming video and audio services. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. As of December 31, 2004, CDMA 1xEV/DO network upgrade has been completed in 84 cities in Korea.
      In December 2001, we acquired a license to develop, construct and operate a wide-band code division multiple access, or W-CDMA, digital cellular network using 2 × 20 MHz of radio frequency spectrum (i.e., 20 MHz for transmissions from handsets to cell sites and 20 MHz for transmissions from cell sites to handsets) in the 2 GHz band. We have commenced construction of the W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005.
      In January 2002, we acquired the remaining 29.6% interest in Shinsegi Telecomm, Inc., which we did not own and merged Shinsegi into SK Telecom. As a result of this merger we have a combined 2 × 25 MHz of spectrum in the 800 MHz range.
      In March 2004, we were assigned by the Ministry of Information Communication (the “MIC”) frequency for satellite digital multimedia broadcasting (“DMB”), a service which allows broadcasting of multimedia content through transmission by satellite to various mobile devices including satellite DMB handsets. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services.
      In March 2005, we obtained a license from the MIC to provide Wireless Broadband (“WiBro”) services, which will serve as a complementary solution to the existing mobile communication services such as W-CDMA. WiBro will offer wireless Internet services at a competitive price in the metropolitan areas where there is a high demand for high-speed and large packet data services. In April 2005, we were assigned by the MIC a 27 MHz of spectrum in the 2.3GHz (2,300,2,327MHz) range in connection with WiBro services.
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
      Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2004, which was Won 1,035.1 to US$1.00. On December 31, 2003, the noon buying rate was Won 1,192.0 to US$1.00. On May 25, 2005, the noon buying rate was Won 1,000.0 to US$1.00. See “Item 3. Key Information — Exchange Rates”.
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
      Forward-looking statements in this annual report include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of CDMA 1xEV/ DO technology and other technologies such as W-CDMA, which is commonly referred to as third generation, or 3G, wireless technology;

•	our plans to spend approximately Won 1.6 trillion for capital expenditures in 2005 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network and our expected future capital expenditures on various initiatives;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the MIC regulations related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act, or the FTA, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system;

•	the success of our various joint ventures and investments in other telecommunication service providers; and

•	the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

      We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business, include but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 12 of this report, and elsewhere in this report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.
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
Item. 2     Offer Statistics and Expected Timetable
      Not applicable.
Item. 3     Key Information
SELECTED FINANCIAL DATA
      You should read the selected consolidated financial data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2004 are derived from our audited consolidated financial statements and related notes. Information as of and for the years ended December 31, 2000 and 2001 includes information as of and for the nine months ended December 31, 2000 and the year ended December 31, 2001, respectively, for Shinsegi Telecomm, Inc. unless otherwise specified. Shinsegi Telecomm, Inc. was merged into SK Telecom in January 2002.
      Our consolidated financial statements are prepared in accordance with Korean generally accepted accounting principles, or Korean GAAP, which differ in certain respects from United States generally accepted accounting principles, or U.S. GAAP. For more detailed information you should refer to notes 30 and 31 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,

	2000		2001		2002		2003		2004		2004*

	(In billions of won and millions of dollars, except per share and percentage data)
INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	W	7,423.1	W	8,371.9	W	9,324.0	W	10,272.1	W	10,570.6	US$	10,212.2
Cellular Service(1)		7,245.1		8.203.0		9,156.8		10,091.8		10,297.6		9,948.4
Paging Service(2)		57.7		8.8		—		—		—		—
Other(3)		120.3		160.1		167.2		180.3		273.0		263.8
Operating Expenses		5,927.6		6,047.4		6,526.4		7,167.0		8,130.9		7,855.2
Operating Income		1,495.5		2,324.5		2,797.6		3,105.1		2,439.7		2,357.0
Income before Income Taxes and Minority Interest		1,287.8		1,976.7		2,218.8		2,754.3		2,123.2		2,051.2
Income before Minority Interest		920.5		1,126.4		1,520.3		1,965.3		1,493.4		1,442.8
Net Income		972.3		1,146.0		1,487.2		1,966.1		1,491.5		1,440.9
Income per Share of Common Stock(4)		11,146		13,242		17,647		26,187		20,261		19.57
Diluted Net Income per Share of Common Stock(4)		11,146		13,242		17,647		26,187		20,095		19.41
Dividends per Share of Common Stock(5)		540		690		1,800		5,500		10,300		9.95
Weighted Average Number of Shares		87,226,559		86,545,041		84,270,450		75,078,219		73,614,297		73,614,297
U.S. GAAP:
Net Income	W	895.4	W	1,111.6	W	1,301.1	W	2,062.7	W	1,553.1	US$	1,500.4
Income per Share of Common Stock(4)		10,265		12,844		15,440		27,475		21,097		20.38
Diluted Net Income per Share of Common Stock(4)		10,265		12,844		15,439		27,475		20,921		20.21
Dividends per Share of Common Stock(5)		540		690		1,800		5,500		10,300		9.95
Weighted Average Number of Shares		87,226,559		86,545,041		84,270,450		75,078,219		73,614,297		73,614,297

	As of or for the Year Ended December 31,

	2000		2001		2002		2003		2004		2004*

	(In billions of won and millions of dollars, except per share and percentage data)
BALANCE SHEET DATA
Korean GAAP:
Working Capital (Deficiency)(6)	W	(374.6)	W	668.2	W	(189.7)	W	(461.4)	W	1,323.8	US$	1,278.9
Fixed Assets — Net		4,543.2		4,174.7		4,569.4		4,641.5		4,703.9		4,544.4
Total Assets		11,044.2		13,326.3		14,228.7		13,818.2		14,283.4		13,799.1
Long-term Liabilities(7)	W	1,727.2	W	3,498.4	W	3,693.4	W	3,193.5	W	4,010.7	US$	3,874.7
Total Shareholders’ Equity		6,142.7		6,149.3		6,231.9		6,093.8		7,205.7		6,961.4
U.S. GAAP:
Working Capital (Deficiency)		(332.5)		729.6		(108.2)		(445.5)		1,311.3		1,266.8
Total Assets		11,182.8		13,841.0		15,720.7		15,586.2		15,576.8		15,048.6
Total Shareholders’ Equity		6,117.9		5,820.1		6,356.2		7,014.7		8,237.0		7,957.7
OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(8)	W	2,941.7	W	3,932.4	W	3,954.1	W	4,706.4	W	4,085.8	US$	3,947.3
Capital Expenditures(9)		2,241.1		1,382.1		2,024.7		1,647.6		1,704.3		1,646.5
R&D Expenses(10)		117.1		153.7		253.3		300.2		336.1		324.7
Internal R&D		78.8		130.7		194.3		235.8		267.1		258.0
External R&D		38.3		23.0		59.0		64.4		69.0		66.7
Depreciation and Amortization		1,456.4		1,759.7		1,543.3		1,646.3		1,741.6		1,682.5
Cash Flow from Operating Activities		3,043.5		2,423.9		4,267.8		3,328.8		2,516.1		2,430.8
Cash Flow from Investing Activities		(4,667.8)		(1,972.8)		(3,063.4)		(1,414.4)		(1,469.5)		(1,419.7)
Cash Flow from Financing Activities		1,629.3		331.2		(1,418.2)		(2,261.0)		(968.6)		(935.8)
Margins (% of total sales):
EBITDA Margin(8)		39.6%		47.0%		42.4%		45.8%		38.7%		38.7%
Operating Margin		20.1		27.8		30.0		30.2		23.1		23.1
Net Margin		13.1		13.7		15.9		19.1		14.1		14.1
U.S. GAAP:
EBITDA(8)		2,930.5		3,859.1		3,620.7		4,679.1		3,970.4		3,835.8
Capital Expenditures(9)		2,241.1		1,382.1		2,024.7		1,647.6		1,704.3		1,646.5
Cash Flow from Operating Activities		3,043.5		2,423.8		3,708.9		3,281.3		2,985.9		2,884.7
Cash Flow from Investing Activities		(4,667.8)		(1,972.8)		(2,995.2)		(1,422.5)		(1,393.2)		(1,346.0)
Cash Flow from Financing Activities		1,629.3		331.2		(927.5)		(2,205.5)		(1,514.8)		(1,463.4)

	As of or for the Year Ended December 31,

	2000		2001		2002		2003		2004

SELECTED OPERATING DATA
Population of Korea (millions)(11)		47.1		47.4		47.6		47.9		48.2
Our Wireless Penetration(12)		30.7%		32.0%		36.1%		38.2%		39.0%
Number of Employees(13)		7,279		5,693		6,241		6,286		7,353
Total Sales per Employee (millions)	W	1,019.8	W	1,470.6	W	1,494.0	W	1,634.1	W	1,437.6
Wireless Subscribers(14)		14,452,683		15,179,163		17,219,562		18,313,315		18,783,338
Digital(14)		14,452,683		15,179,163		17,219,562		18,313,315		18,783,338
Analog(15)		—		—		—		—		—
Average Monthly Outgoing Voice Minutes per Subscriber(16)		148		172		191		197		194
Average Monthly Revenue per Subscriber(17)	W	32,906	W	36,400	W	38,383	W	39,739	W	39,689
Average Monthly Churn Rate(18)		2.8%		1.4%		1.4%		1.2%		1.7%
Digital Cell Sites(19)		7,008		6,056		7,384		8,309		9,458

*	The conversion into US Dollars was made at the rate of Won 1,035.1 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes Won 494.0 billion for 2000, Won 702.4 billion for 2001, Won 534.0 billion for 2002, Won 612.0 billion for 2003 and Won 649.8 billion for 2004 from the sale of digital handsets and Won 1,312.4 billion for 2000, Won 1,339.9 billion for 2001, Won 1,043.2 billion for 2002, Won 1,017.1 billion for 2003 and Won 849.4 billion for 2004 of interconnection revenue (including interconnection revenue in respect of calls between mobile users starting in 2000). Shinsegi was merged into us on January 13, 2002. See “Information on the Company — Business overview — Interconnection”.

(2)	In March 2001, we transferred our paging business to Real Telecom Co., Ltd. (formerly known as INTEC Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom’s newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom.

(3)	For more information about our other revenue, see “Operating and Financial Review and Prospects” and “Information on the Company”.

(4)	Income per share of common stock is calculated by dividing net income by the weighted average number of shares outstanding during the period, giving effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(5)	Dividend per share has been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000. On January 1, 2002, we early adopted Statement of Korea Accounting Standards (“SKAS”) No. 6, “Events Occurring after Balance Sheet Date”. This statement requires that proposed cash dividends be reflected on the balance sheet when the appropriations are approved by shareholders which is similar to U.S. GAAP. In order to reflect this accounting change, prior year’s financial statements have been restated. See note 2(w) of the notes to our consolidated financial statements.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,260 to US$1.00 as of December 31, 2000, Won 1,326 to US$1.00 as of December 31, 2001, Won 1,200 to US$1.00 as of December 31, 2002, Won 1,198 to US$1.00 as of December 31, 2003 and Won 1,044 to US$1.00 as of December 31, 2004, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(s) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP which may differ from Korean GAAP for these items.
      As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

RECONCILIATION OF NET INCOME TO EBITDA UNDER US GAAP

	As of or For the Year Ended December 31,

	2000		2001		2002		2003		2004		2004*

	(In billions of won and millions of dollars)
Net Income	W	895.4	W	1,111.6	W	1,301.1	W	2,062.7	W	1,553.1	US$	1,500.4
ADD: Interest income		(67.6)		(101.8)		(90.8)		(93.9)		(86.7)		(83.8)
Interest expense		215.1		274.4		396.6		387.1		291.0		281.2
Taxes		408.5		791.3		585.0		811.4		611.1		590.3
Depreciation and Amortization		1,479.1		1,783.6		1,428.8		1,511.7		1,601.9		1,547.6

EBITDA	W	2,930.5	W	3,859.1	W	3,620.7	W	4,679.0	W	3,970.4	US$	3,835.7

      The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.
RECONCILIATION OF NET INCOME TO EBITDA UNDER KOREAN GAAP

	As of or For the Year Ended December 31,

	2000		2001		2002		2003		2004		2004*

	(In billions of won and millions of dollars)
Net Income	W	972.3	W	1,146.0	W	1,487.2	W	1,966.1	W	1,491.5	US$	1,440.9
ADD: Interest income		(67.6)		(97.4)		(86.0)		(86.5)		(80.5)		(77.8)
Interest expense		213.3		273.9		311.1		391.5		303.4		293.1
Taxes		367.3		850.3		698.5		789.0		629.8		608.5
Depreciation and Amortization		1,456.4		1,759.6		1,543.3		1,646.3		1,741.6		1,682.5

EBITDA	W	2,941.7	W	3,932.4	W	3,954.1	W	4,706.4	W	4,085.8	US$	3,947.2

(9)	Consists of investments in property, plant and equipment.

(10)	Includes donations to Korean research institutes and educational organizations. See “Information on the Company — Research and Development”.

(11)	Population estimates based on historical data published by the National Statistical Office of Korea.

(12)	Wireless penetration is determined by dividing subscribers by total estimated population, as of the end of the period.

(13)	Includes regular employees and temporary employees. See “Information on the Company — Employees”. Includes 1,687 and 1,332 Shinsegi employees as of December 31, 2000 and 2001, respectively.

(14)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. Wireless subscribers also include 3,517,831 Shinsegi subscribers as of December 31, 2000 and 3,311,874 as of December 31, 2001. Shinsegi was merged into SK Telecom on January 13, 2002.

(15)	We discontinued our analog service on December 31, 1999.

(16)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the month, calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period. Shinsegi’s subscribers and outgoing voice minutes are included from April 1, 2000.

(17)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees; and interest on overdue accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 43,958 for 2002, Won 44,546 for 2003 and Won 43,542 for 2004. Shinsegi’s subscribers and revenue are included from April 1, 2000. For information about the average monthly revenue per subscriber of SK Telecom and Shinsegi on a stand-alone basis, see “Operating and Financial Review and Prospects — Overview”.

(18)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

(19)	Includes 2,532 cell sites of Shinsegi as of December 31, 2000 and 1,685 cell sites as of December 31, 2001.

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

	At End	Average
Year Ended December 31,	Of Period	Rate(1)	High	Low

	(Won per US$1.00)
2000	1,267	1,140	1,267	1,106
2001	1,314	1,293	1,369	1,234
2002	1,186	1,250	1,332	1,161
2003	1,192	1,193	1,262	1,146
2004	1,035	1,145	1,195	1,035

Past Six Months	High	Low

	(Won per
	US$1.00)
November 2004	1,119	1,046
December 2004	1,067	1,035
January 2005	1,058	1,024
February 2005	1,044	1,001
March 2005	1,024	998
April 2005	1,019	997
through May 25, 2005	1,009	997

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof).
      On May 25, 2005, the noon buying rate was Won 1,000 to US$1.00.

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
      Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 48.9%, in terms of numbers of wireless service subscribers, as of April 30, 2005. Furthermore, in 2001, the Government awarded to three companies licenses to provide high-speed third generation, or 3G, wireless telecommunications services. One of these licenses was awarded to SK Telecom’s former subsidiary, SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator and the parent of KT Freetel Co., Ltd., one of our principal wireless competitors, and to LG Telecom, Ltd. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless data and Internet businesses compete with providers of fixed-line data and Internet services.
      Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was the fifth largest wireless operator in terms of numbers of wireless service subscribers at such time. Hansol M.Com subsequently changed its name to KT M.Com and merged into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. KT Corporation has a 48.7% interest in KT Freetel as of December 31, 2004. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably following its privatization. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings.
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
      Significant advances in technology are occurring that may affect our business, including the roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/ DO technology and other technologies such as W-CDMA and cdma2000, both of which are commonly referred to as third generation, or 3G, wireless technology. W-CDMA service is also known as IMT-2000 service in Korea. Such networks are expected to support data transmission services with more advanced features and significantly higher data transmission rates than our principal data network, which uses a technology called CDMA 1xRTT. We commenced provision of our W-CDMA services on a limited basis in Seoul at the end of 2003. The successful introduction and operation of a 3G network by a competitor could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in a 3G network or our other businesses. We could also be harmed if we fail to adapt to technological or other changes in the telecommunications sector in a timely manner. For an explanation of some of the difficulties that we are facing with respect to W-CDMA, see “— W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses.” In March 2005, we obtained a license from the MIC to provide WiBro services, which will offer high-speed and large packet data services at a competitive price and serve as a complementary solution to the existing mobile communication services such as W-CDMA. Our decision to make further investments in WiBro services will depend on the market demand for such services, competitors offering similar services and development of competing technologies. We cannot assure you, however, that there will be sufficient demand for our WiBro services as a result of competition or otherwise. Our risk associated with our WiBro services, however, may be partially offset by a successful deployment of HSDPA which can substitute WiBro services.

W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses.
      W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than our current CDMA 1xRTT network. Under the terms of our W-CDMA license received in 2001, we were required to commence provision of W-CDMA services by the end of 2003. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005.
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
      We expect that any future expansion of our W-CDMA network may require external funding, and we cannot assure you that such funding will be available at a cost acceptable to us, or at all. Although we do not foresee that the funding of such expansion of our W-CDMA will necessarily require significant amount of capital and expenditure for an extended period of time due to the significant on-going advances in technology relating to the construction of W-CDMA network in general and due to increasing deployment of W-CDMA technology in the wireless communication market worldwide, we cannot assure you that we will be able to successfully integrate W-CDMA services into our existing businesses in a timely or cost-effective manner or that the W-CDMA business will not adversely affect our current wireless businesses, including the services currently provided on our networks and new services. The MIC also awarded the IMT-2000 license to provide 3G services based on a technology different from ours to LG Telecom for a fee lower than the fee we are required to pay for our IMT-2000 license and on terms generally more favorable than the terms of our license, which may give LG

Telecom a competitive advantage. See “Information on the Company — W-CDMA Network” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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
      According to data published by the MIC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of April 30, 2005 was approximately 77.1%, which is high compared to many industrialized countries. In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in recent years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing any such handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. On April 8, 2002, we, KT Freetel and LG Telecom were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing up new subscribers for 30 days (from November 21, 2002 through December 20, 2002) for violating MIC’s handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing up new subscribers for 20 days. In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to another incentive payments that were deemed by the MIC to constitute improper handset subsidies and thereby disrupt fair competition. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments.
      On May 25, 2004, a policy advisory committee to the MIC announced the results of its review of the merger conditions related to our acquisition of Shinsegi in January 2002 and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us. In June 2004, the MIC made a formal decision as to the policy advisory committee’s findings and imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On June 7, 2004, the MIC issued a suspension that prohibited us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also issued suspension to our three largest competitors that prohibited them from acquiring new subscribers for periods ranging from 20 to 30 days. KT Freetel Co. Ltd. was issued a 30 day suspension beginning on July 21, 2004; LG Telecom Ltd. was issued a 30 day suspension beginning on June 21, 2004; and Korea Telecom was issued a 20 day suspension beginning on July 21, 2004. These suspensions resulted from MIC’s determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers. Because of the length and timing of our suspension relative to our competitors, we believe the suspension had a negative impact on the number of new subscribers to our services in August and September of 2004. In May 2005, the MIC ordered us to pay fines of Won 23.1 billion with respect to our payment of improper handset subsidies. LG Telecom and KT Freetel were also fined Won 2.7 billion and Won 1.1 billion, respectively, in respect of such subsidy payments. We were relatively heavily fined compared to KT Freetel and LG Telecom as the MIC found that our efforts to take corrective measures were not sufficient and making such incentive payments was a violation of a merger condition related to our acquisition of Shinsegi in January 2002. We plan to make payment of such fine in June 2005. For detailed government penalties, see “Financial Information — Legal Proceedings”.
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
      We estimate that we will spend approximately Won 1.6 trillion for capital expenditures in 2005 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network. We expect to plan our future capital expenditures after we have reviewed the progress of the introduction and marketability of our W-CDMA service which we commenced on a limited basis in Seoul at the end of 2003. For a more detailed discussion of our capital expenditure plans and a discussion of other factors which may affect our capital expenditures in the future, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources”. At December 31, 2004, we had approximately Won 500.0 billion in contractual payment obligations due in 2005 of which almost all involve repayment of debt obligations. See “Operating and Financial Review and Prospects — Contractual Obligation & Commitments”.
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
      We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd. and LG Electronics Inc. To date, we have purchased substantially all of the equipment for our CDMA 1xRTT network from Samsung Electronics. Samsung Electronics also currently manufactures more than 40% of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in delays and additional costs in our roll-out or expansion of the CDMA 1xRTT network. Carriers globally have had difficulty in obtaining adequate quantities of various types of 3G equipment, including handsets, from suppliers. In addition, we rely on KT Corporation and SK Networks to provide a substantial majority of our leased lines. In 2004, KT Corporation and SK Networks provided approximately 21% and 65%, respectively, of our leased lines. In order to reduce our dependence on our competitor, KT Corporation, we are considering leasing a majority of our fixed lines from SK Networks in the future. We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations.

Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.
      The MIC has periodically reviewed the tariffs charged by wireless operators and has from time to time suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some level of tariff reductions in response to these suggestions. After discussions with the MIC, effective January 1, 2003, we reduced our standard rate plan’s monthly access fee by Won 1,000, increased our free air time from 7 minutes to 10 minutes per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. In addition, after discussions with the MIC, effective September 1, 2004, we reduced our tariffs by 3.7% by reducing our monthly basic charges by Won 1,000 to Won 13,000 from Won 14,000.
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
      In December 2002, the MIC implemented a wireless Internet network co-share system that permits the wireless application protocol gateway, or WAP gateway, of a fixed-line operator to connect to a wireless network service provider’s IWF (inter-working function) device. IWF is a device that connects cellular network with an IP (Internet Protocol) network while WAP Gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system, under which we plan on launching these services in June 2005. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in the past in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the revenues and profits attributable to our NATE wireless portal.

We are subject to additional regulation as a result of our market position, which could harm our ability to compete effectively.
      The MIC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. SK Telecom is currently designated by the MIC as a “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to more stringent regulation than our competitors. For example, under current government regulations, we must obtain prior approval from the MIC to change our existing rates or introduce new rates although our competitors may generally change their rates or introduce new rates at their discretion. See “Information on the Company — Law and Regulation — Rate Regulation”. As of April 30, 2005, our standard peak usage charge rate was approximately 11.1% higher than those charged by our competitors. We could also be required by the MIC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KT Freetel and LG Telecom. The MIC also awarded the IMT-2000 license to provide 3G services based on a technology different from ours to LG Telecom for a fee lower than the fee we are required to pay for our IMT-2000 license and on terms generally more favorable than the terms of our license. As a result, our wireless businesses may operate at a competitive disadvantage to that of LG Telecom.
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
      In addition, when the MIC approved the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on SK Telecom. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, the MIC made a formal decision as to the policy advisory committee’s findings and imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On June 7, 2004, the MIC issued a suspension that prohibited us, along with our three largest competitors, from acquiring new subscribers for a period of 40 days beginning on August 20, 2004 as a punishment for violating the ban on providing subsidies to handset purchasers.
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
      Charges of financial statement irregularities by certain directors and executives at SK Networks have culminated in the resignation of four of our board members and executives, although none of these resignations were related to any allegations of wrongdoing in connection with their role in our business, and SK Telecom was not implicated in any of the charges against SK Networks’ management. Furthermore, continuing financial difficulties at SK Networks could result in our having to look for alternative sources for handset distribution and fixed network line needs. In February 2004, Mr. Kil Seung Son and Mr. Tae Won Chey, who both received prison terms of three years in the court of first instance and appealed with the Seoul High Court in connection with allegations of financial misconduct at SK Networks, resigned from our board of directors, along with Mr. Moon Soo Pyo, our president and Mr. Jae Won Chey, our executive vice president. See “Directors, Senior Management and Employees — Certain Legal Proceedings”.

      The financial future of SK Networks remains uncertain. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by Won 1.1 trillion and overstated its profits by Won 1.5 trillion. These banks agreed to a temporary rollover of approximately Won 6.6 trillion of SK Networks’ debt until June 18, 2003 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan which, among other things, allowed the foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately Won 1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a Won 850 billion debt-for-equity swap. Although SK Networks is still under the joint management of its domestic creditors in accordance with its business normalization plan, some financial indicators suggest that the financial conditions of SK Networks have consistently improved since 2003. In April 2005, the Korea Exchange Inc. removed SK Networks from the ‘watch list’, the list of which is maintained by the Korea Exchange Inc. to alert the public of possible companies that may be delisted from the KRX Stock Market. Korea Information Service, a leading credit ratings agency in Korea, further raised the credit rating of SK Networks by 8 levels from level C in June 2004 to level BB+ at the end of 2004.
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
      In addition, in 2004, we leased approximately 65% of our fixed network lines, which connect our various cell sites and switching stations, from SK Networks. In order to reduce our dependence on the fixed network lines of our competitor, KT Corporation, we are considering leasing a majority of our fixed lines from SK Networks in the future. If there is a material disruption of SK Networks’ ability to maintain and operate this business due to its financial difficulties, we may need to seek alternative sources. Although we do not believe that this will have a materially adverse effect on our business, this may result in a disruption of our services in the short term.

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
      In 1997 and 1998, Korea experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, Korea’s financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of Korea and various companies and financial institutions in Korea to below investment grade, although Standard & Poor’s, or S&P, and Moody’s raised the credit rating of Korea back to investment grade levels in early 1999. The current long-term foreign currency rating of Korea by S&P is A- and the current foreign currency rating on bond obligations of Korea by Moody’s is A3. Prompted by heightened security concerns stemming from nuclear weapons program of Democratic People’s Republic of Korea, or North Korea, Moody’s had changed the outlook on the long-term ratings of Korea from positive to negative in February 2003 before changing it to stable in June 2004 as a series of six party talks involving Korea, the United States, North Korea, China, Japan and Russia suggested a lessened tension over the nuclear weapons program of North Korea.
      Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world, and natural disasters of large scale such as the earthquakes and tsunami that devastated many parts of Southeast Asia and East Africa have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.
      Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to Korean conglomerates, or chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the Dollar or Yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	another widespread outbreak of severe acute respiratory syndrome, or SARS, or any similar contagion, in Asia and other parts of the world;

•	another occurrence of natural disasters of large scale such as the earthquakes and tsunami that hit many parts of Southeast Asia and East Africa;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.
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
      Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 18.7% of our total consolidated long-term debt, including current portion, as of December 31, 2004; and

•	an increase, in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.
      Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX Stock Market. These fluctuations also will affect the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of:

•	dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.
      For the past exchange rates since 2000, see “Key Information — Exchange Rate”.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.
      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Since the last six party talks in June 2004, however, the talks involving the six countries aimed at dismantling the North Korea’s nuclear programs have been stalled. In February 2005, North Korea claimed that it had nuclear weapons and were pulling out of the six party talks. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our common stock and the ADSs.

If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.
      There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2004, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.47%, of our issued shares. As of December 31, 2004, a foreign investment fund and its related parties collectively held a 14.85% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and if such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom based on our foreign ownership level as of December 31, 2004 (which we believe was 48.33%), would reach 69.8%, exceeding the 49% ceiling on foreign shareholding. We also could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.
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
      As of December 31, 2004, POSCO owned 4.98% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders”. Companies in the SK Group, which collectively owned 24.03% of our issued common stock as of December 31, 2004, may sell their shares of our common stock in order to comply with the Korean Fair Trade Act’s limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See “Information on the Company — Business Overview — Law and Regulation — Competition Regulation”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.
      A new law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies listed on the KRX Stock Market (including us) for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law became effective starting from January 1, 2005 with respect to companies whose total assets are equal to or greater than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, were not in compliance with the then effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statements for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission or the Korea Exchange Inc. (the “KRX”) or made publicly available. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.
      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock on deposit exceeds a specified maximum, which was 22,514,442 shares as of April 30, 2005, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock on October 7, 2002. See “Additional Information — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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
      Under Korean tax law, transfer of the company’s common shares after the exchange of ADSs into the underlying common shares of the company will be subject to securities transaction tax (including an agricultural and fishery special tax) at the rate of 0.3% of the sales price if traded on the KRX Stock Market.
      Securities transaction tax, if applicable, generally must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. In case the sale takes place outside the KRX Stock Market, without going through a securities settlement company or a securities company, between two non-residents or between a non-resident seller and a Korean resident purchaser, the purchaser will have to withhold securities transaction tax at the rate of 0.5% of the sales price of the common shares.
      The failure to pay the securities transaction will result in a penalty of 10% of the tax due. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation. See “Additional Information — Taxation — Korean Taxation”.

We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.
      Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.
Item. 4     Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
      We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services. We served approximately 19.1 million subscribers throughout Korea as of April 30, 2005, including 18.4 million subscribers who owned data-capable handsets. As of April 30, 2005, our share of the Korean wireless market was approximately 51.2%, based on the number of subscribers.
      We provide our services principally through networks using CDMA technology. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps possible over our CDMA network. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services. As of April 30, 2005, approximately 17.7 million of our subscribers had handsets capable of accessing our CDMA 1xRTT network.
      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to CDMA 1xEV/ DO. CDMA 1xEV/ DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. CDMA 1xEV/DO technology allows us to provide advanced wireless data services such as streaming video and audio services. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. As of December 31, 2004, CDMA 1xEV/DO network upgrade has been completed in 84 cities in Korea.
      In December 2001, we acquired a license to develop, construct and operate a wide-band code division multiple access, or W-CDMA, digital cellular network using 2 × 20 MHz of radio frequency spectrum (i.e., 20 MHz for transmissions from handsets to cell sites and 20 MHz for transmissions from cell sites to handsets) in the 2 GHz band. In May 2003, we merged SK IMT, a subsidiary established for the principal purpose of operating and developing our W-CDMA services, into SK Telecom because we felt that we could better manage the technology, marketing and operations of the W-CDMA business as one entity. We have commenced construction of the W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003.
      In January 2002, we acquired the remaining 29.6% interest in Shinsegi, the second wireless operator to introduce wireless voice services in Korea, which we did not yet own, and merged Shinsegi into SK Telecom. As a result of this merger, we now have a combined 2 × 25 MHz of spectrum in the 800 MHz range.
      In 2003, we commenced construction of our W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005.
      In March 2004, we were assigned by the MIC frequency for satellite DMB. In October 2004, we granted the right to use such satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. In April 2005, SK Teletech launched its own brand handsets for use in connection with satellite DMB services. On May 1, 2005, TU Media Corp. began to provide satellite DMB services.
      In March 2005, we obtained a license from the MIC to provide WiBro services, which will serve as a complementary solution to the existing mobile communication services such as W-CDMA. WiBro will offer wireless Internet services at a competitive price in the metropolitan areas where there is a high demand for high-speed and large packet data services. In April 2005, we were assigned by the MIC a 27 MHz of spectrum in the 2.3GHz (2,300,2,327MHz) range in connection with WiBro services.
      On May 24, 2005, we had a market capitalization of approximately Won 14.5 trillion (US$14.4 billion, as translated at the noon buying rate of May 23, 2005) or approximately 3.01% of the total market capitalization on the KRX Stock Market, making us the sixth largest company listed on the KRX Stock Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.
      We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd., under the laws of Korea. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997.
      Our registered office is at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea and our telephone number is 82-2-6100-1639.
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

provides streaming multimedia video content through our CDMA 1xEV/DO technology), mobile commerce services (such as Moneta and Liquid Screen Small Payment Service, wireless credit and payment systems which allow subscribers to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets), mobile community portal services (such as Mobile Cyworld which allows subscribers to enjoy Cyworld, the wire-line community portal service, through their cellular phone) and mobile finance services (such as Nemo, a mobile payment solution which allows subscribers to transfer money from their accounts to the accounts of other Nemo subscribers by typing in the recipient’s wireless handset number) that can be accessed using handsets and other devices such as personal computers, personal digital assistants and vehicle mounted terminals.

•	Retain and capitalize on our large, high-quality wireless subscriber base. With approximately 19.1 million subscribers as of April 30, 2005, we have the largest wireless subscriber base in Korea. We focus on maintaining and expanding our high-quality subscriber base through the provision of enhanced wireless services, particularly advanced wireless data and Internet based applications, at higher speeds than previously available. As part of this strategy, we encourage our CDMA subscribers to migrate to our CDMA 1xRTT network.

•	Position ourselves to be a leader in implementing new and improved wireless technologies. We pursue a research and development program designed to allow us to implement new wireless technologies as market opportunities arise. We operate a network research and development center which is focused on wireless network design, digital cellular technologies and wireless telecommunications applications. This center includes a research team that is helping to develop fourth generation wireless technology, which is expected to enable wireless data transmission at speeds of up to 155 Mbps, 70 times faster than 3G technology. We have acquired a license to develop and operate a W-CDMA network using 2 × 20 MHz of spectrum in the 2 GHz band. We have commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005. In the first half of 2006, we plan to start deploying high speed download packet access (“HSDPA”), also known as 3.5G technology, which enables data to be transmitted at speeds of up to two to three times faster than 1xEV/DO. We have commenced testing of the system that will enable such upgrade to HSDPA by simply upgrading applicable software and without requiring any new infrastructure.

•	Take initiative in transition to the convergent and ubiquitous era. We are striving to satisfy our customers’ ever-growing needs by launching such new services as Telematics, Broadband Convergence Networks and Digital Home. In particular, we obtained a 2.3Ghz portable Internet (WiBro) service license in January of 2005. This service will be deployed in a way that will maximize its synergistic effect with conventional mobile phone services. We are actively implementing new businesses with an objective of achieving significant synergies between our subsidiary and affiliate companies. In this regard, TU Media Corp., one of our affiliates, successfully launched satellite DMB service in May 2005.

•	Continue to reach for overseas markets. We have been seeking advancement into various overseas markets. Through the launch of a joint venture company with China Unicom in February 2004, we are rapidly extending our wireless Internet service in China. We are also providing a CDMA cellular service in the Vietnamese market. In addition, we have been exporting Coloring solution, and wireless Internet platforms and solutions, to such countries as Taiwan and Thailand. We established a joint venture with EarthLink, the third largest Internet service provider in the U.S., to launch voice and data services across the U.S. as a mobile virtual network operator (MVNO) in 2005.

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
BUSINESS OVERVIEW
Cellular Services
      We were the sole provider of cellular services in Korea from 1988, when we began network operations, to April 1996, when Shinsegi began operating a digital cellular system in several regions of Korea. In October 1997, three additional companies commenced providing wireless telecommunications services. As a result of consolidation in the wireless telecommunications industry in Korea since 2000, there are currently three providers of wireless telecommunications services in Korea, SK Telecom, KT Freetel, whose largest shareholder is KT Corporation, and LG Telecom.
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
      In order to enhance our ability to provide wireless data services to our customers, we constructed and are expanding a new wireless network based on CDMA 1xRTT technology. CDMA 1xRTT is an improved code division multiple access add-on technology which allows wireless data transmission at speeds of up to 144 Kbps compared to 64 Kbps for CDMA technology. Subscribers to our new CDMA 1xRTT based services, in addition to having access to our wireless data services at higher speeds, also have access to other enhanced wireless data applications, such as the ability to download music videos from the Internet to their handsets. To enjoy these services, subscribers must purchase CDMA 1xRTT-capable handsets. As of April 30, 2005, approximately 17.7 out of 19.1 million of our subscribers owned handsets capable of accessing our CDMA 1xRTT network. Over time, we intend to continue migrating our existing CDMA subscribers to this new network.
      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a CDMA-based technology, which enables data to be transmitted at speeds up to 2.4 Mbps, which is 16 times faster than CDMA 1xRTT’s maximum transmission speed. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. CDMA 1xEV/DO technology allows us to provide advanced wireless data services such as streaming video and audio services. As of December 31, 2004, CDMA 1xEV/DO network upgrade has been completed in 84 cities in Korea. The CDMA 1xEV/DO technology allows us to provide wireless data services which require faster transmission speeds to our subscribers, as well as allow us to use our spectrum more efficiently.
      In December 2000, we were awarded by the MIC the right to acquire a license to operate a W-CDMA network using 2 X 20 MHz of spectrum in the 2 GHz band. W-CDMA is a 3G level high capacity wireless communication system that is expected to enable us to offer a wider range of telecommunications services, including cellular, paging, data communications, video-conferencing, multimedia services and satellite communications. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003 and expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005.
Wireless Internet Services
      We are a world leader in developing and commercializing wireless Internet services. We were the first in the world to commercialize CDMA 1xRTT and CDMA 1xEV/DO technologies and are a pioneer in developing and commercializing various wireless commerce services. In terms of revenue, we are the leading wireless Internet service provider in Korea. We have also demonstrated a pilot service of the next generation 2.3 GHz Portable Internet Service that allows users to surf the Internet at an average speed of 1Mbps.
On Line Services and Internet Access
      We offer a wide variety of Internet content and services as well as provide our wireless subscribers access to the Internet.
      Under our brand name “NATE”, we offer our wireless subscribers access to the Internet, where subscribers can access a wide variety of content including current news and stock quotes and other information, as well as have access to a wide variety of services including securities trading as well as online banking services. Subscribers can purchase goods and services through their wireless devices as well as send and receive email and have access to various third party Internet websites configured to work with wireless technology. Subscribers access NATE using wireless application protocol, or WAP, technology. WAP is a technology that allows wireless data transmission and has been adopted by over 200 major telecommunications operators worldwide. As of April 30, 2005, approximately 18.2 million, or 95.5%, of our subscribers owned WAP-enabled handsets are capable of accessing our CDMA 1xRTT network.
      Under our “NATE.com” brand name, we offer a portal service at our website, www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as those content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. Nate.com offers a wide variety of content and services, including an Internet search engine as well as access to free email accounts. In the month of April 2005, approximately 23.3 million users have visited this website at least once.
      We offer an instant messaging service to our Nate.com and NATE users. This service, which we call “NATE-ON” allows users to chat online through a variety of devices, including personal computers, wireless handsets and personal digital assistants. As of April 2005, the number of NATE-ON subscribers reached approximately 10.3 million, surpassing that of MSN Messenger of Microsoft Corporation, making us number one in Korean instant messaging service market, according to a survey conducted by an independent consulting firm of Korea. We continue to seek to introduce new wireless data services and innovations with a view to increasing revenue from these businesses.
      We are also seeking to market our NATE wireless Internet platform to other CDMA operators worldwide. In April 2002, we entered into an agreement with Pelephone Communications Ltd., an Israeli CDMA operator, to supply our NATE wireless Internet platform to Pelephone on a turnkey basis. In May 2002, we entered into a memorandum of understanding with Openwave of the United States, a wireless Internet-based communication software and application provider, to form a strategic alliance in order to carry out co-marketing of our NATE wireless Internet platform solutions in overseas markets. In December 2002, we entered into an agreement with Asia Pacific Broadband Wireless Communications (“APBW”), one of five companies licensed to offer 3G mobile services in Taiwan, to offer wireless Internet solution on a turn-key basis. Under the agreement, APBW was granted license to use software and applications for mobile Internet access and multimedia services.
Global Business

Exports of wireless Internet Technology and Network Solution
      We have been actively seeking to expand our global business through exporting of wireless Internet platforms and cellular network solutions as well as providing consulting services in the field of mobile communications. Our export of wireless Internet platform began with a US$10 million sales to Pelephone of Israel in April 2002 and continued to deliver excellent results through completed orders like a US$20 million contract with APBW of Taiwan. We also signed a contract with TA Orange, a GSM-based mobile communications operator in Thailand in July of 2004 for providing wireless Internet platforms including NATE portal platforms, NATE service solutions and contents. In addition, we have been making greater inroads into overseas markets with our cellular network solutions such as Coloring service solution, which converts a typical ring back tone of cellular phone to the subscribers’ preferred tone sequence such as music or greetings.
      We are also seeking to market our NATE wireless Internet platform to other CDMA operators worldwide. For more details, see “Business Overview — OnLine Services and Internet Access”.

Overseas Operations
      We have been expanding our business operations in overseas markets, including U.S.A., China, Vietnam and Mongolia.
      U.S.A. On March 24, 2005, EarthLink and we completed the formation of SK-EarthLink, a joint venture to market wireless voice and data services in the U.S. It is expected that SK-EarthLink (www.SK-EarthLink.com) will be capitalized with $440 million of partner investments over the next three years. The joint-venture is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to U.S. Consumers. SK-EarthLink expects to enter into a previously under-served, but rapidly growing wireless data, entertainment, and voice market. SK-EarthLink will leverage our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. Each of us and EarthLink has a 50 percent voting and economic ownership interests in SK-EarthLink. Beginning in December 2004, we offered the Coloring service to Verizon Wireless, the major mobile phone service provider in the U.S. We take part in this operation as an application service provider, receiving a percentage of Verizon’s Coloring-related revenues.
      China. In July 2002, we and China Unicom signed an MOU to establish a joint venture company designed to launch a commercial wireless Internet service in China. China Unicom is China’s second largest telecom operator and its only CDMA service provider. In February 2004, the two companies established a joint venture company called “UNISK Information Technology Co., Ltd.’ with capital of US$6 million. We own 49% of its equity share while China Unicom holds a 51% stake. Currently UNISK is offering wireless Internet service in China by the brand name called “U-jok-bu-rak’, which means a community of young elites. As of December 2004, UNISK has over 100,000 subscribers. In July 2004, we acquired ViaTech, an Internet portal service provider in China, to enhance our wireless Internet contents and expand our service area.

      Vietnam. In October 2000, with an aim toward commercializing CDMA cellular service in Vietnam, we, LG Electronics and Dongah Elecomm established a joint venture company named ‘SLD Telecom’. On July 1, 2003, the company started its own commercial CDMA cellular service, the first of its kind in Vietnam. The ‘S-Fone’ service is now being offered in 13 major provinces in Vietnam, including Hochimin and Hanoi, and has been increasing its subscriber base through exceptionally clear call quality, customized tariff plans and value-added services. The number of S-Fone (SLD Telecom’s operator in Vietnam) subscribers has surpassed 165,000 as of December 2004. As mobile phone service subscriptions only account for 5% of total Vietnamese population of about 82 million, we believe that the Vietnamese mobile communication market carries a tremendous opportunity for future growth.
      Mongolia. In July 1999, we acquired a 27.8% equity interest in Skytel, Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of December 31, 2004, Skytel had approximately 75,607 subscribers. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installing the equipment necessary to provide WAP service. In December 2002, we subscribed to the newly issued common shares of Skytel. As a result, as of December 31, 2004, our equity interest in Skytel is 28.6%.
M-Commerce
      In April 2002, we introduced Moneta, a wireless credit and payment system, which allows holders of mobile credit cards to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets instead of a traditional plastic credit card with a magnetic stripe. The wireless handset contains an infrared transmitter which transmits transaction information to the merchant’s reader system. Users do not need to manually enter their credit card number when they make payments using this system. The system is based on an international technological standard developed by Europay, Mastercard and Visa. We receive a fee from the card issuer for each card issued and a transaction fee, based on the transaction value, for each transaction effected using the mobile commerce card. In May 2002, we entered into a technological cooperation agreement with Visa pursuant to which Visa has agreed to adopt our wireless credit and payment system as the international standard for Visa’s worldwide operations. In addition, we have established payment system with major department stores and discount stores (such as E-Mart) and affiliated merchant stores (such as Starbucks and TGI). We expanded the commercial use of Moneta payment system to 68% of affiliated merchant stores as of the end of 2004.
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
      As of May 26, 2005, we provide chip-based mobile banking services in conjunction with 16 banks of Korea. Through this mobile banking services, we offer e-bankbook services as well as a variety of e-commerce services.
Multimedia
      In November 2002, we introduced June, a wireless data service that provides multimedia content through streaming method using our CDMA 1xEV/ DO technology. Content provided through the June service includes Video on Demand (VOD), Music on Demand (MOD), TV broadcastings and multimedia messaging. June furnishes subscribers with real-time news aired by a Korean news channel and permits subscribers to view regular TV programs aired by the four main domestic broadcasting stations on cellular phones. In addition, subscribers to

June can access the Internet through NATE, our wired and wireless integrated Internet platform. As of April 30, 2005, June had 4.3 million subscribers.
      In September 2003, we also invested in a satellite-based DMB business, a service which allows broadcasting of multimedia content through transmission by satellite to various mobile devices, including to satellite DMB handsets. With this technology, our subscribers would be able to view satellite TV broadcasts on their cellular handsets or from their cars. We launched the satellite in March 2004. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services. We believe that this business will enable us to improve the breadth of services that we already offer and remain competitive in the face of increasing convergence in the telecommunications, finance and broadcasting industries. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Requirements and Resources”
      In November 2004, we introduced a music portal service called MelOn, a new ubiquitous music service concept from a combined wireless and wired network. This service lets subscribers enjoy digital music through cellular phones on a wireless network, while paying airtime charges and monthly flat rates. This service also offers real-time streaming from wire-line web sites, and listening to digital music through MP3 phones and MP3 players after the download from PCs. In addition, the service presented a new method of prompting the digital music market by protecting the rights of music copyright holders using Digital Right Management, or DRM, technology. The technology prevents the distribution and use of illegal digital music content. We had a revenue of Won 5.5 billion from Melon service in the first quarter of 2005 and had 320,000 subscribers as of March 31, 2005. We expect demand for this service to grow throughout 2005.
      Other Investments and Relationships” and “Key Information — Risk Factors — Our business environment requires us to continually invest in the growth of our business, and as a result, we may make significant investments in new businesses and regions, including businesses and regions in which we have limited experience.”
Other Products and Services

Handset Manufacturing
      Through our subsidiary, SK Teletech Co., Ltd., of which we owned 89.1% at December 31, 2004, we design, market and sell digital handsets under the brand name “Sky”. The handsets are principally manufactured by third parties under contracts with SK Teletech. We established SK Teletech together with Kyocera Corporation of Japan, which, as of December 31, 2003, held a significant minority interest in SK Teletech before selling all of its interest in SK Teletech to us in March 2004. We increased our stake in SK Teletech to 89.1% in March 2004. On May 3, 2005, our board of directors elected to sell 4,542,000 of 6,747,421 shares of SK Teletech, or 60% of the total outstanding shares of SK Teletech’s common stocks to Pantech & Curitel, a handset maker in Korea. Once such transfer is consummated, our ownership in SK Teletech will decrease from 89.1% to 29.1%. Currently, all of SK Teletech’s domestic sales of digital handsets are to our affiliate, SK Networks, which distributes them principally to our network of dealers for sale to our subscribers and other consumers. Due to an FTC-imposed condition to our acquisition of Shinsegi, until the end of 2005, SK Teletech may not sell more than 1,200,000 handsets (excluding W-CDMA handsets) per year to SK Telecom and its affiliates.

International calling services
      Through our 90.8% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre-and post-paid card calling services, bundled services for corporate customers, voice services using internet protocol, Web-to-phone services, and data services. SK Telink handled approximately 788 million total call minutes in 2004, which generated Won 133.9 billion in revenues. SK Telink obtained a long distance telephone service business license in July 2004 and began commercial service in February 2005. SK Telink’s efforts will be directed at continuing to reinforce its existing core businesses such as international and long distance calls and seeking to create a new revenue base by securing new growth drivers.

      In 2000, we established SK Telink America, Inc., to extend our international telecommunications service to the United States. We closed down our business operations of SK Telink America, Inc. in June 2003 because the business proved to be unprofitable. We recorded US$1.2 million in losses relating to impairment of our investment in common stock of SK Telink America, Inc. in our consolidated financial statements for 2003. We dissolved the company as of May 28, 2004.

Telematics
      In February 2002, we introduced a Telematics service called NATE Drive. NATE Drive is an interactive communication service designed to guide vehicle drivers using the satellite-based global positioning system (GPS) and a wireless network to provide drivers with real-time location and traffic information. In April 2002, we entered into an agreement with Renault Samsung Motors and Samsung Electronics to jointly develop a Telematics business and launched a commercial product in September 2003. Pursuant to the agreement, we provide the cellular phone network and NATE Drive service, Samsung Electronics provides Telematics terminals for vehicles and Renault Samsung Motors installs Telematics-enabled terminals in the vehicles it sells. In an effort to accelerate the Telematics business, in February 2005, we entered into another agreement with Renault Samsung Motors under which we focus on improving the Telematics service platform and infrastructure. We plan to launch new handsets equipped with autonomous GPS for NATE Drive service in June 2005 and expect the number of our subscribers to NATE Drive service to increase to 500,000, a 270% increase compared to the previous year, by the end of 2005. Also, as part of the MIC and Jeju Island’s joint effort to establish the island as a model city for Telematics service, we launched the pilot Telematics services in Jeju Island in December 2004 and started the commercial service in May 2005 in Jeju Island.
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
      The W-CDMA license was awarded by the MIC to SK IMT on December 4, 2001. The total license cost to SK IMT was Won 1.3 trillion. SK IMT paid Won 650 billion of this amount in March 2001, and we are required to pay the remainder of the license cost in annual installments from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements. In accordance with the terms of the license, we commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005. Currently, we have approximately 15,000 subscribers for our W-CDMA service. We believe that we are currently in compliance with all material terms of the license.
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
      We developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005. See “Key Information — Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.
Revenues, Rates and Facility Deposits
      Our wireless revenues are generated principally from initial connection fees, monthly access fees, usage charges for outgoing calls and wireless data, interconnection fees and access fees for value-added services. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of and For the Year Ended December 31,

	2002		2003		2004

	(In billions of Won)
Initial Connection Fees	W	230.4	W	176.6	W	198.4
Monthly Access Fees		3,055.4		3,132.2		3,266.1
Usage Charges		3,415.6		3,615.1		5,300.7
Interconnection Revenue		1,043.2		1,017.1		849.4
Revenue from Sales of Digital Handsets(1)		534.0		612.0		649.8
Other Revenue(2)		878.2		1,538.8		33.2

Total	W	9,156.8	W	10,091.8	W	10,297.6

Additional Facility Deposits	W	11.0	W	5.0	W	31.8
Refunded Facility Deposits		20.6		7.7		44.6
Facility Deposits at Period End		46.9		44.2		31.4

(1)	Our revenue from handset sales consists of sales by our subsidiary, SK Teletech.

(2)	Other revenue includes revenue from value-added services, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.
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
      SK Telecom currently offers four basic types of service plans: the Standard rate plans, the TTL plans, the Ting plans and the long-term contract discount plans. We also offer June plans, designed for multimedia wireless data service using CDMA2000 1xEV-DO technology, and Free plans offering free airtime on weekends or between 12 a.m. and 6 a.m. on weekdays for an additional monthly fee of Won 10,000 to Won 15,000.
      Higher rate plans generally include a fixed monthly amount of usage time while the lower rate plans are generally usage-based. The monthly access fees for the Standard plans range from Won 11,000 to Won 16,000, and generally target the adult market segment. The monthly access fees for the TTL plans range from Won 16,000 to Won 22,000 and target young adults between the ages of 19 and 24. The monthly access fees for the Ting plans range from Won 13,500 to Won 27,000 and generally target youths between the ages of 13 and 18.
      In February 2005, we simplified our 26 different types of June plans, a new set of rates designed for subscribers using our CDMA 1xEV/ DO service, into four types of flat fee based plans. The monthly access fees range from Won 3,500 to 15,000 and any unused minutes are carried over to the following month.

      In January 2004, we introduced discount plans for subscribers committing to long-term contracts with a duration of 18 months or 24 months based on usage levels. Subscribers with the highest usage per month (whose monthly charges are above Won 70,000) on a two-year contract benefit from the highest level of discount.
      After discussions with the MIC, effective from January 1, 2003, we reduced our Speed011 Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. Subsequently in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000, and, effective September 1, 2004, we reduced our tariffs by 3.7% and reduced our monthly basic charges by Won 1,000 to Won 13,000 from Won 14,000. See “Operating and Financial Review and Prospects — Overview”.
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
      The following table summarizes some of SK Telecom’s cellular rate plans as of December 31, 2004:

						Off-Peak Usage		Night-Time
	Monthly		Included Airtime/	Peak Usage Charges		Charges		Usage Charges
	Access Fee		Discount(1)(2)	(per 10 seconds)(2)		(per 10 seconds)(2)		(per 10 seconds)

Standard
Regular	W13,000		10 minutes	W	20	W	13	W	10
Slim	12,500				19		19		19
Family	13,000		5 minutes		18		12		9
Silver(3)	11,000		30 minutes		38		38		38
TTL Plans
TTL Discount(4)	15,500-22,000		7 minutes		9-21		9-20		9-12
Ting Plans
Ting	12,500-15,000		70 minutes		12-37		12-24		9-18
Data Free Plan(5)	26,000
“Free Plans”
Free Holiday	—	(6)
Free Eleven	—	(7)

(1)	Discounts may include free text messages, ring tone downloads, colorings and NATE minutes.

(2)	Excludes a 5% discount on domestic calls for customers who have subscribed to our cellular services for over 1 year; a 10% discount for customers who have subscribed to our cellular services over 2 years; a 15% discount for customers who have subscribed to our cellular services over 3 years and a 20%, discount for customers who have subscribed to our cellular services for over 5 years.

(3)	Subscribers must be 65 years old or older and each subscriber is limited to one silver Plan.

(4)	Includes TTL plan for designated numbers, designated area and TTL plan for couples.

(5)	Includes unlimited use of data service. Plan will be offered until September 30, 2005 and offer is effective until June 30, 2005.

(6)	11 hours of free weekend airtime for an additional Won 10,000 per month.

(7)	11 hours of free airtime exceeding the average number of minutes used November and December 2003 for an additional Won 15,000 per month.
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
      We offer wireless multimedia data services through June. In February 2005, we simplified our 26 different types of June plans into four types of flat fee based plans. The monthly access fees range from Won 3,500 to 15,000 and any unused minutes are carried over to the following month. For a limited time until the end of June 2005, subscribers are allowed to elect to pay a fixed monthly fee at Won 26,000 for unlimited use of data service.
      We generally require new subscribers (other than some corporate and government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company may elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We pay a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later elects the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.8 billion as of December 31, 2000 to Won 31.4 billion as of December 31, 2004. We do not expect to have a significant amount of facility deposits to be refunded in the future.
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
Subscribers
      We had 19.1 million subscribers as of April 30, 2005, representing a market share of 51.2%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our digital network, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	until June 2000, when the MIC prohibited subsidies on handset sales, the decline in handset prices in Korea through the payment of subsidies to subscribers, which effectively lowered the cost of initiating service;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, caller ID, three-way calling and wireless data and Internet services provided by NATE; and

•	our acquisition of Shinsegi.
      The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or For the Year Ended December 31,

	2002	2003	2004

Subscribers	17,219,562	18,313,153	18,783,338
Subscribers Growth Rate	13.4%	6.4%	2.6%
Activations	4,769,612	3,688,312	4,407,087
Deactivations	2,729,113	2,594,721	3,936,884
Average Monthly Churn Rate(1)	1.4%	1.2%	1.7%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV/DO-capable handsets by terminating their service and opening a new subscriber account.
      We had 18,783,338 million subscribers as of December 31, 2004. For the year ended December 31, 2004, we had 4,407,087 activations and 936,884 deactivations, representing an average monthly churn rate of 1.7% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.
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
      In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom first, starting from January 1, 2004. Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel and LG Telecom introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively. The following number of subscribers have transferred to the services of our competitors during each month following the implementation of the number portability system:

Month	SKT → KTF	SKT → LGT	KTF → SKT	KTF → LGT	LGT → SKT	LGT → KTF	Total

Jan. 2004	203,853	101,414	—	—	—	—	305,267
Feb. 2004	102,282	81,594	—	—	—	—	183,876
Mar. 2004	111,077	103,155	—	—	—	—	214,232
Apr. 2004	139,508	122,146	—	—	—	—	261,654
May 2004	167,228	92,414	—	—	—	—	259,642
Jun. 2004	137,489	73,100	—	—	—	—	210,589
Jul. 2004	53,611	23,116	277,751	20,504	—	—	374,982
Aug. 2004	29,698	60,240	67,743	45,724	—	—	203,405
Sep. 2004	90,075	49,959	5,744	42,995	—	—	188,773
Oct. 2004	64,563	46,169	62,131	39,701	—	—	212,564
Nov. 2004	74,478	56,135	59,578	51,802	—	—	241,993
Dec. 2004	97,210	47,635	94,466	41,773	—	—	281,084
Jan. 2005	145,295	71,142	135,862	75,069	115,197	106,024	649,589
Feb. 2005	120,638	32,654	106,099	33,629	49,159	57,555	399,734
Mar. 2005	125,453	43,690	112,711	47,696	48,823	56,743	435,116
Apr. 2005	120,781	69,318	131,266	72,072	55,483	47,863	496,783

Total	1,783,239	1,073,881	1,053,351	470,965	268,662	268,185	4,919,283

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

The following table sets forth, based on the MIC data, new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004:

Number of New Wireless Subscribers/Percentage of
New Wireless Subscribers

Month	SK Telecom	KT Freetel	LG Telecom

January 2004	382,420/42.1%	375,181/41.3%	149,737/16.5%
February 2004	422,816/43.6%	329,066/33.9%	218,435/22.5%
March 2004	405,199/39.0%	356,003/34.3%	276,537/26.6%
April 2004	448,997/41.2%	330,441/30.3%	309,736/28.4%
May 2004	499,799/48.1%	353,389/34.0%	186,011/17.9%
June 2004	327,863/43.7%	305,488/40.7%	117,594/15.7%
July 2004	332,833/63.5%	132,141/25.2%	59,151/11.3%
August 2004	185,687/42.2%	112,455/25.5%	142,308/32.3%
September 2004	28,626/6.7%	256,558/60.3%	140,351/33.0%
October 2004	276,359/48.3%	169,364/29.6%	125,994/22.0%
November 2004	278,694,45.7%	183,200/30.0%	148,562/24.3%
December 2004	240,306/43.6%	200,054/36.3%	110,269/20.0%
January 2005	233,921/40.6%	209,182.36.3%	132,639/23.0%
February 2005	248,073/43.1%	231,803/40.3%	95,236/16.6%
March 2005	257,062/43.0%	229,202/38.4%	111,036/18.6%
April 2005	214,949/45.5%	148,820/31.5%	108,962/23.0%
      As of April 30, 2005, approximately 18.1 million, or 95.1%, of our subscribers owned WAP-enabled handsets are capable of accessing our CDMA 1xRTT network.
Marketing and Service Distribution
      We market our services and provide after-sales service support to customers through 29 sales centers, 45 branch offices and a network of 1,492 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 200,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, which includes completing subscription applications and accepting facility deposits or arranging for insurance with Seoul Guarantee Insurance Company.
      Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly access and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, which provides interest-free or low-interest loans of up to Won 1.0 billion with a repayment period of up to three years. From July 2004, the maximum amount of such loans had been reduced to Won 700 million before it was increased back to Won 1.0 billion in February 2005.
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
      When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. We have implemented a range of marketing measures, including more extensive promotions to attract new customers as well as to encourage loyalty of our existing subscribers and discourage migration to other service providers. In 2001, advertising expenditures as a percentage of revenues amounted to 4.1%, principally for promotion of our voice and wireless data services. Our marketing expenses were lowered during the first half of 2001 due to the elimination of handset subsidies and our efforts to satisfy the FTC-imposed condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and thus, we are not subject to any market share limitations. In 2002, 2003 and 2004 advertising expenditures amounted to 4.1%, 3.7% and 3.3% of our revenues, respectively.
      In March 2004, we entered into a Won 120 billion agreement with IBM Business Consulting Services for a term of two years in connection with our efforts to improve our marketing system. IBM has been implementing a new process and application infrastructure consisting of a new customer relationship management system, as well as billing, partner relationship management and content management systems. In May 2005, after paying IBM Business Consulting Services about Won 60.2 billion for its services on our marketing system, we decided to mutually terminate the March 2004 agreement with IBM Business Consulting Services with an understanding that another system integration company is better suited for our needs in light of the enhanced features of the new systems to cover data for our customers of newly launched services. We expect to seek a better suited firm for such services and plan to enter into a Won 122.1 billion agreement with such firm by July of this year.
Interconnection
      Our networks interconnect with the public switched telephone networks operated by KT Corporation, Hanaro Telecom, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If the new service provider desires interconnection with the networks of incumbent service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a government agency under the MIC. We estimate that approximately 39.7% in 2002, approximately 37.9% in 2003 and approximately 34.03% in 2004 of our incoming and outgoing calls originated from or were routed to the networks of KT Corporation and Hanaro Telecom or the international gateways of KT Corporation, DACOM and Onse. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 2000 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees were derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004 and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called “bottom-up” and “top-down.” The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan. The new interconnection rates are as follows:

Year	SK Telecom	KT Freetel	LG Telecom

	(Won/Minute)
2003	41.02	47.99	52.89
2004	31.81	47.66	58.55
2005	31.19	46.70	54.98

      The new rates had a negative impact on our operations in this year in the amount of approximately Won 289.2 billion, resulting from an estimated Won 168.7 billion reduction in revenue and Won 120.5 billion increase in interconnection expenses. The Won 120.5 billion increase in the interconnection expenses includes the increase in the LM interconnection expenses that were paid to fixed-line service providers. See “— Law and Regulation — Interconnection” and “Operating and Financial Review and Prospects — Overview — Revenue”.
      For 2003, our total interconnection revenues were Won 1,017.1 billion and our total interconnection expenses were Won 771.5 billion. For 2004, our total interconnection revenues were Won 849.4 billion and our total interconnection expenses were Won 913.7 billion.

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
      In April 2002, the MIC announced new interconnection arrangements effective January 1, 2002 which reduced the interconnection fees payable among Korean wireless operators by between 10.2% and 28.1%, depending upon the operators involved. For 2002, KT Corporation’s payments to network service providers were calculated based on a discount of 28.1% to our actual imputed costs for 2000. According to this calculation, KT Corporation was required to pay interconnection charges of Won 45.7 per minute (exclusive of value-added taxes). This was reduced to Won 41.0 per minute for 2003. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost of 2004 and the competitive market situation in the telecommunication service industry of Korea. The new interconnection rates for us under the new method are Won 31.8 per minute for 2004 and Won 31.2 per minute for 2005. The MIC determines the charges and notifies the wireless operators.
      Wireless-to-Wireless. The MIC did not determine interconnection charges for calls between wireless telephone networks in Korea prior to 2000; instead, the interconnection charges were negotiated among the operators. The MIC implemented interconnection charges for such calls starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from SK Telecom’s imputed cost, which was Won 45.7 per minute for 2002. This was reduced to Won 41.0 per minute for 2003 and further reduced to Won 31.8 per minute and Won 31.2 per minute for 2004 and 2005, respectively. The charge for 2006 has not been determined yet. Our revenues from the wireless-to-wireless charge were Won 365.6 billion (including Won 86.1 billion for Shinsegi) in 2000, Won 435.2 billion (including Won 86.6 billion for Shinsegi) in 2001, Won 350.9 billion in 2002, Won 412.2 billion in 2003 and Won 426.6 billion in 2004. Our expenses from these charges were Won 429.6 billion (including Won 106.7 billion for Shinsegi), Won 496.0 billion (including Won 105.5 billion for

Shinsegi) in 2001, Won 482.7 billion in 2002, Won 518.2 billion in 2003 and Won 644.6 billion in 2004. The charges above have been agreed among the parties involved and confirmed by the MIC.

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
      We have also begun to introduce inter-standard roaming which allows our subscribers to roam on networks employing GSM technology and vice-versa. From March 2002, we have established a roaming arrangement with Telefonica Moviles Espana S.A. of Spain. Under this arrangement, GSM subscribers can use their own SIM cards (Subscriber Information Module Card) with CDMA handsets that are compatible with such GSM SIM cards by renting such CDMA handsets from us. Roaming users are able to receive calls made to their normal mobile telephone numbers. We are seeking to enter into these arrangements with many GSM operators worldwide. As of April 30, 2005, we had entered into inter-standard roaming agreements with 180 operators in 90 nations.
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

CDMA 1xRTT Network
      In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks) and constitutes what is sometimes referred to as a 2.5G network. As of December 31, 2004, our CDMA 1xRTT network currently covers 84 cities in Korea, approximately 90% of the population. In areas where the CDMA 1xRTT network is currently unavailable, CDMA 1xRTT-enabled handsets are capable of accessing the CDMA network.
      Unlike our CDMA network, our CDMA 1xRTT network has been designed to be upgraded in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a CDMA-based technology, similar to CDMA 1xRTT, which enables data to be transmitted at speeds of up to 2.4 Mbps. This speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. We are expanding our CDMA 1xEV/DO network and completed the upgrade in 84 cities in Korea as of the end of 2004. This network permits 3G capabilities. A significant portion of our capital expenditures is expected to be used for the future expansion and upgrading of our CDMA 1xRTT network as well as our CDMA 1xEV/DO network. For details of our capital expenditure plans relating to CDMA 1xRTT, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

W-CDMA Network
      W-CDMA is a 3G level high capacity wireless communication system that is expected to enable us to offer a wider range of telecommunications services, including cellular, paging, data communications, video-conferencing, multimedia services and satellite communications. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005. For more information about our capital expenditure plans relating to W-CDMA, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and for more information about risks relating to W-CDMA, see “Key Information — Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”. In the first half of 2006, we plan to start deploying HSDPA, which enables data to be transmitted at speeds of up to two to three times faster than 1xEV/DO. We have commenced testing of the system that will enable such upgrade to HSDPA by simply upgrading applicable software and without requiring any new infrastructure.

Network infrastructure
      The principal components of our wireless networks are:

•	cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	base station transceiver subsystems, which manage the radio transmission by the equipment located at one or more cell sites, including radio-channel management, message transport and hand-off of calls between cell sites;

•	switching stations, which switch calls to the proper destinations; and

•	leased lines, microwave links or other connections which link the switching stations, cell sites and the public switched telephone networks of KT Corporation and Hanaro Telecom.
      The following table sets forth some basic information about our wireless networks at December 31, 2004:

		Switching
	Cell Sites	Stations

CDMA Network (excluding CDMA lxRTT and CDMA 1xEV/DO)	5,484	56
CDMA 1xRTT Network and CDMA 1xEV/DO	3,348	55
W-CDMA	626	3
      We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics and Samsung Electronics. We have purchased from Samsung Electronics substantially all of the equipment for our CDMA 1xRTT network. Several manufacturers, including Samsung Electronics, Pantech & Curitel, LG Electronics and Motorola Korea, Inc., currently produce handsets for use on our CDMA and CDMA 1xRTT networks. Samsung Electronics, SK Teletech and Motorola Korea, Inc. currently manufacture most of the handsets for use on our CDMA 1xEV/DO Network.
      Under applicable Korean law, Korean fixed-line operators may not decline to provide leased line services to us without reasonable cause. We have completed installation of substantially all optical fiber lines between our switching stations. In addition, we own several microwave links in areas to serve certain sections of the network formerly owned and operated by Shinsegi. We have also installed optical fiber lines linking base stations with switching stations and other base stations. Where we have not installed optical fiber lines, we continue to use lines leased by us from SK Networks and KT Corporation. KT Corporation’s fixed charges for the leased lines are based on line capacity, length and type.
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
Other Investments and Relationships
      We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:
      Wireless Application Developers and Content Providers. As part of our strategy to develop additional applications and content for our wireless data services, we invest in companies which develop wireless applications and provide Internet content, including content accessible by users of our wireless networks. These investments include:

—	Information Technology and Content Providers. We hold investments in approximately 40 companies, with an aggregate book value of approximately Won 36.0 billion as of December 31, 2004, which develop technology and content for use in our fixed-line and wireless data and Internet businesses and for continuing development of our multimedia platforms and networks.

—	Joint Ventures. We own a 50% interest in a joint venture with Hewlett-Packard Company to support development of next generation wireless multi-media and mobile commerce services and a 50% interest in a joint venture with Qualcomm Incorporated, formed for the purpose of funding venture startup companies engaged in development and commercialization of new applications or services utilizing CDMA technology. We have committed to invest US$5 million in each of these ventures. As of December 31, 2004, we invested Won 5.1 billion in our joint venture with Qualcomm and Won 5.3 billion in our joint venture with Hewlett-Packard. In addition, pursuant to an agreement entered into on March 20, 2003, we established in December 2003, UniSK, a joint venture company with China Unicom, China’s second largest mobile phone operator and exclusive CDMA wireless service provider, to develop wireless Internet platform and content. We and China Unicom have a 49% interest and 51%

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

—	Mobile Broadcasting Corporation. In September 2003, we entered into an agreement with Mobile Broadcasting Corporation, a wireless multi-media company in Japan, for the purposes of co-owning and launching a satellite for the satellite DMB business. MBCO is a developer and provider of content and technology related to wireless multimedia services and developed new services in Satellite DMB. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is approximately Won 100.8 billion. As of December 31, 2004, we have invested a total of Won 27.3 billion, and had a 7.3% interest in MBCO. We launched the satellite in March 2004. In March 2004, we were assigned by the MIC frequency for satellite DMB. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services. See “Information on the Company — Multimedia”.

—	Mobile Data and Digital Content Market. In order to generate new revenue from the ever growing mobile data and digital content market, we plan to increase our investment in the entertainment sector, particularly in music, movies and games. As mobile data and digital content market has become increasingly important in the growth of our business, we are seeking to secure valuable mobile data and digital contents by making equity investment in various content providers. In March 2005, we acquired 8 million shares, or 21.66% of the issued and outstanding shares of iHQ Inc. for Won 14.44 billion with an option to purchase 5 million additional shares from Mr. Hun-Tak Jeong, a majority shareholder of iHQ Inc., during the period starting on March 15, 2006 and ending on April 30, 2006. iHQ Inc. is an entertainment management firm producing films, managing entertainers and operating on-line game services. In addition, our board of directors resolved to form a ‘movie fund’ on May 3, 2005 and a ‘music fund’ on May 27, 2005, each with local investment companies to expand our business to media and entertainment. The size of the fund will be around Won 20 billion and Won 29.7 billion, respectively. Once each of the fund is formed, we will have a 26.66% interest in the movie fund and a 99.0% interest in the music fund. On May 27, 2005, our board of directors also resolved to purchase a 60% interest in YBM Seoul Records, one of the leading record companies in Korea whose music sources are critical in our advancement into digital music business from the offline record label business, for Won 29.2 billion.

      Foreign Wireless Telecommunications Operators. We have investments in the following wireless telecommunications operators:

—	Skytel. In July 1999, we acquired a 27.8% equity interest in Skytel, Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of December 31, 2004, Skytel had approximately 75,607 subscribers. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installing the equipment necessary to provide WAP service. In December 2002, we subscribed to the newly issued common shares of Skytel. As a result, as of December 31, 2004, our equity interest in Skytel is 28.6%.

—	SLD Telecom. In a series of transactions during 2000, we entered the Vietnam CDMA market through the acquisition of a 53.8% equity interest of SLD Telecom Pte. Ltd. in return for an investment of US$1.35 million. SLD Telecom entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to provide CDMA service throughout Vietnam. We commenced CDMA service through Saigon Post & Telecommunication Service Corporation in July 2003. Under the business cooperation contract, SLD Telecom will contribute no less than $150 million to the investment capital for the joint CDMA business in Vietnam through 2016, which amount will include capital expenditures as well as contribution to the working capital. Our contribution amount will be determined according to our equity interests in SLD Telecom from time to time. We have invested US$86.2 million as of December 31, 2004.

—	SK-EarthLink. On March 24, 2005, EarthLink and we completed the formation of SK-EarthLink, a joint venture to market wireless voice and data services in the U.S. The joint-venture is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to U.S. consumers. SK-EarthLink expects to enter into a previously under-served, but rapidly growing wireless data, entertainment, and voice market. SK-EarthLink will leverage our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. Each of the Company and EarthLink has a 50 percent voting and economic ownership interests in SK- EarthLink.

      Other Investments. Our other investments include:

—	Hanaro Telecom. As of December 31, 2004, we owned a 4.8% interest in the outstanding capital stock of Hanaro Telecom. On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% as of December 31, 2004, up from 1.8% as of December 31, 2003.

—	Powercomm. We currently own a 5.0% interest in Powercomm Corporation with a book value as of December 31, 2004 of Won 71.6 billion. For more information, see note 3 of the notes to our consolidated financial statements. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea. We have no current plans to either increase or decrease our investment in Powercomm.

—	SKC&C. We currently own a 30.0% equity interest in SKC&C Co., Ltd. with a book value as of December 31, 2004 of Won 201.4 billion. SKC&C is an information technologies services provider. Substantially all of SKC&C’s revenue is generated from services provided to member companies of the SK group, including us. We are party to several service contracts with SKC&C related to development and maintenance of our information technologies systems. See “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions”.

—	SK Group Japan Co., Ltd. In December 2001, we invested Won 5.3 billion in SK Group Japan Co., Ltd., a trading company. We held a 16.5% equity interest in SK Group Japan with an acquisition cost of Won 16.4 billion, which was written off due to an impairment. SK Group Japan was dissolved as of January 17, 2005.

—	SK Communications. In August 2002, we purchased a 44.5% interest from Mirae Corporation in Lycos Korea, one of Korea’s leading Internet portals, for Won 12.3 billion. Subsequently, we subscribed for additional shares in Lycos Korea and increased our interest in Lycos Korea to 90.3%. Lycos Korea was renamed SK Communications after it acquired Netsgo Co., Ltd. and business rights to Nate.com service in November 2002. SK Communications subsequently consolidated services from Lycos and Nate.com to offer portal service on-line.
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

On December 31, 2004, we wrote off Real Telecom’s debt on the bonds as it was very doubtful to collect on the bonds.
      We have from time to time engaged in discussions with several wireless telecommunications services providers including KDDI Corporation and Sprint PCS about strategic relationships of various types.
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
      Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably following its privatization. KT Corporation had a 48.7% interest in KT Freetel as of December 31, 2004.
      Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/DO technology and other technologies such as W-CDMA and cdma2000, both of which are commonly referred to as third generation, or 3G, wireless technology. In October 2000, we launched the world’s first CDMA 1xRTT network, which enables us to provide advanced data services. Since then our two principal competitors, KT Freetel and LG Telecom, have also launched networks using CDMA 1xRTT technology. As of December 31, 2004, CDMA 1xEV/ DO network upgrade has been completed in 84 cities in Korea. KT Freetel has expanded its CDMA 1xEV/ DO network to cover 75 cities in Korea as of December 31, 2004. In addition, we and our competitors also have the rights to acquire licenses to provide 3G services using W-CDMA technology (in the case of us and KT Freetel) or cdma2000 technology (in the case of LG Telecom). Such networks are expected to support data transmission services with more advanced features and significantly higher data transmission rates than our principal data network, which uses a technology called CDMA 1xRTT. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005. See “Key Information — Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.
      As of April 30, 2005, according to the MIC, KT Freetel and LG Telecom had 12.0 million and 6.1 million subscribers, respectively, representing approximately 32.4% and 16.5%, respectively, of the total number of wireless subscribers in Korea on such date. As of April 30, 2005, we had 19.1 million subscribers, representing a market share of approximately 51.2%. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002.
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
      For a description of our rates and subscription plans, see “— Revenues, Rates and Facility Deposits”. In addition, the FTC approved our acquisition of Shinsegi on two conditions. First, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and thus, we are not subject to any market share limitations. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%. Second, the FTC imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech, until December 31, 2005. This restriction does not apply to W-CDMA handsets.
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

Wireless Internet Network Co-Share
      In December 2002, the MIC implemented a wireless Internet network co-share system that permits the wireless application protocol gateway, or WAP Gateway, of a fixed-line operator to connect to a wireless network service provider’s IWF (inter-working function) device. IWF is a device that connects cellular network with an IP

(Internet Protocol) network while WAP Gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system, under which we plan on launching these services in June 2005. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the services available on our NATE platform.

Contributions to Fund for Development of Information Telecommunications
      The MIC has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. For 2005, the MIC recommends that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC. Although these recommendations were not mandatory prior to 2002, we have in the past contributed recommended amounts. Our contribution to this fund in 2000 was Won 38.3 billion (including Won 0.6 billion for Shinsegi) based on the MIC recommendation of 1.5% of MIC-calculated revenues for 2000. Our contribution to this fund in 2001 was Won 23.0 billion (including nil for Shinsegi) based on the MIC-recommended minimum level of contribution of 1.0% of MIC-calculated revenues for 2001.
      In May 2002, the MIC announced significant changes to the government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales and recorded net profits for the previous year. Under the policy, the amount of the annual contribution does not need to exceed the net profit of each company. Our contribution to this fund in 2002, 2003 and 2004 was Won 58.6 billion, Won 64.4 billion and Won 68.5 billion based on the new MIC requirement of 0.75% of MIC-calculated revenues for 2002, 2003 and 2004, respectively.

Universal Service Obligation
      All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MIC (currently set at Won 30 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens or contribute toward the supply of such universal services. The MIC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 30% discount of our monthly fee for cellular services to the handicapped and the low-income citizens. In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service provider’s costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to MIC guidelines which differ from our accounting practices). In 2002, we paid Won 28.9 billion, which was our estimated contribution amount based on our net annual revenue for our fiscal year 2001 pursuant to MIC guidelines. We received a refund in the amount of Won 1.8 billion from the MIC after calculating our required contribution amount based on our net annual revenue for our fiscal year 2001, which effectively reduced our actual contribution amount to Won 27.1 billion. In 2003, our contribution amount was

Won 80.7 billion for our fiscal year 2002. In 2004, our contribution amount was Won 46.6 billion for our fiscal year 2003. Our contribution amount for 2005 has not yet been determined, but is expected to be Won 48.2 billion. With the introduction of a new calculation method based on the long-run incremental cost to be applicable to the calculation of our contribution for 2006, we anticipate that our contribution amount for 2006 for our fiscal year 2005 will be lower than that of the previous year. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Frequency Allocation
      The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give a public notice. The MIC also regulates the frequency to be used by each radio station, including our base stations, by the terms of its approval for each radio station. All of our frequency allocations are for an indefinite term. We pay fees to the MIC for our frequency usage which are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2001, 2002, 2003 and 2004 the fee amounted to Won 78.9 billion, Won 119.2 billion, Won 129.5 billion and Won 143.0 billion, respectively.
      In addition, we have paid Won 650 billion of the Won 1.3 trillion cost of the W-CDMA license in March 2001. We are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

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
      Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC, such as ourselves, as a company in the SK Group, is generally required to limit its total investments in other domestic companies to 25.0% of its non-consolidated net assets. Investment in companies engaging in similar business is not included in calculating the 25% limit. Depending on the time frame in which such a company acquired shares in excess of the 25% ceiling, the FTC may issue corrective orders such as disposition of the shares held in excess of the 25.0% ceiling or the limitation on the voting rights for such shares and/or impose monetary sanctions. SK Telecom’s total investments in other domestic companies (excluding investments in Hanaro Telecom, Powercomm, SK Telink, Enterprise Networks and Real Telecom, companies engaging in similar business) amounted to Won 787.4 billion, or 5.6% of our consolidated net assets as of December 31, 2004.

Number Portability
      Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. KT Freetel and LG Telecom introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “Information on the Company — Business Overview — Subscribers”.
      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting in January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004, see “Information on the Company — Business Overview — Subscribers”.
      For risks relating to number portability, see “Key Information — Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

Contribution to 114 Directory Service
      The MIC has been negotiating with network service providers on sharing the cost of providing 114 directory services through KT Corporation. Prior to 1998, this cost was shared among service providers through the NTS Participation Program. The NTS (Nontraffic Sensitive) Participation Program included both the Universal Service Provider Program and contributions to 114 directory service before it came to a halt due to disagreements between network service providers and the MIC. The MIC has determined SK Telecom’s share of such cost for the period between 1998 and 2001 to be Won 40.6 billion, based on the number of calls made to 114 directory service through its network. KT Freetel and LG Telecom were charged Won 16.8 billion and Won 6.7 billion, respectively. This amount is to be paid in monthly installments over a 20-month period. Contribution to the 114 directory service for 2002, 2003 and 2004 have not been determined yet.

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
      As of December 31, 2004, SK Corporation owns 17,663,127 shares of our common stock, or approximately 21.47%, of our issued shares. As of April 4, 2005, a foreign investment fund and its related parties collectively held a 14.85% stake in SK Corporation. Effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom assuming foreign ownership level as of December 31, 2004 (which we believe was 48.36%), would reach 69.83%, exceeding the 49% ceiling on foreign shareholding.

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
Organizational Structure
      We are a member of the SK Group (formerly the Sunkyong Group), whose members collectively owned in aggregate 24.02% of the shares of our issued and outstanding common stock as of December 31, 2004. The SK Group is a group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant subsidiaries
      For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.
PROPERTY, PLANTS AND EQUIPMENT
      The following table sets forth certain information concerning our principal properties as of May 20, 2005:

	Approximate Area		Nature of
	in Square Feet	Primary Use	Interest

Seoul	988,654	Corporate Headquarters	Ownership
Seoul	607,246	Regional Headquarters	Ownership
Seoul	162,406	Customer Service Center	Ownership
Taegu	153,623	Regional Headquarters	Ownership
Taejon	565,773	Regional Headquarters	Ownership
Kwangju	265,610	Regional Headquarters	Ownership
Pusan	363,422	Regional Headquarters	Ownership
Sungnam	482,783	Central Research and	Ownership
		Development Laboratory
Ichon	279,550	Training Center	Ownership
Wonju	116,562	Regional Headquarters	Ownership
Yongin	589,625	Training Center	Ownership
      In December 2004, we constructed a new building as our new headquarters with an area of approximately 82,624 square feet for use as our corporate headquarters in which we have full ownership. We relocated our corporate offices into the new building in January 2005. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will need a significant number of new cell sites in connection with the expansion of our networks which is planned for 2005 and we expect to lease or acquire new sites as needed. We expect that we will need new cell sites in constructing our W-CDMA network. Our current plan is to share sites with our existing network and therefore do not at this time expect to have to obtain a significant number of new cell site locations. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “— Cellular Services”.
      In October 2004, we purchased certain land and building (including incidental movables) of SK Life Insurance Co., Ltd. accounting for 589,625 square feet for an amount of Won 30 billion in order to secure stable training facilities to enhance expertise and leadership of SK Telecom’s employees as required by its campaign of new value management.

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
Item. 5     Operating and Financial Review and Prospects
      You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 30 and 31 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2002, 2003 and 2004. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.
Overview
      Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.
      The following table sets forth certain revenue information about our wireless operations during the periods indicated:

	Year Ended December 31,

	2002		2003		2004

	(In billions of Won, except percentages)
Cellular Revenue:
Wireless Services(1)	W	7,579.6	W	8,462.7	W	8,798.4
Interconnection		1,043.2		1,017.1		849.4
Digital Handset Sales		534.0		612.0		649.8

Total Cellular Revenue		9,156.8		10,091.8		10,297.6
Other Revenue:
Paging Revenue(2)		—		—		—
International Calling Service(3)		101.6		97.4		126.3
Portal Service(4)		22.8		42.0		85.0
Miscellaneous		42.8		40.9		61.7

Total Other Revenue		167.2		180.3		273.0

Total Operating Revenue:	W	9,324.0	W	10,272.1	W	10,570.6

Cellular Revenue as a percent of Total Revenue		98.2%		98.2%		97.4%
Total Operating Revenue Growth		11.4%		10.2%		2.9%

(1)	Wireless service revenue includes initial connection fees, monthly access fees, usage charges, international charges, wireless Internet service fees, value-added-service fees and interest on overdue subscriber accounts (net of telephone tax).

(2)	Prior to March 2001, we also earned revenue from initial connection fees and monthly access fees, usage charges and value-added service fees paid by our subscribers for our paging services. In March 2001, we sold our entire paging business to Real Telecom in exchange for 9.9% of Real Telecom’s newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom. Consequently, the results of the paging business are no longer included in the revenue from March 2001. Our paging revenue for the year ended December 31, 2001 was negligible.

(3)	Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd.

(4)	Portal service revenue attributable to SK Communications Co., Ltd. and since 2003, Paxnet Co., Ltd.
      Our wireless subscriber base has been increasing rapidly in recent years, growing from approximately 10.1 million subscribers at the end of 1999 to approximately 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers), 17.2 million subscribers, 18.3 million subscribers and 18.8 million subscribers at the end of 2000, 2001, 2002, 2003 and 2004, respectively. As a condition to its approval of our acquisition of Shinsegi, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. In June 2004, the MIC made a formal decision as to the policy advisory committee’s findings and imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%.
      In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets, and therefore constituted improper handset subsidies. On April 8, 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 2002) for violating MIC’s handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing on new subscribers for 20 days. In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to another incentive payments that were deemed by the MIC to constitute improper handset subsidies and thereby disrupt fair competition. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments. On March 21, 2005, the MIC ordered us, KT Freetel and LG Telecom, to pay fines of Won 1.4 billion, Won 360 million and Won 230 million, respectively, for changing calling plans and adding value-added services to the subscribers without obtaining express consents of such subscribers. We paid such fine in April 2005. In May 2005, the MIC ordered us to pay fines of Won 23.1 billion with respect to our payment of improper handset subsidies. LG Telecom and KT Freetel were also fined Won 2.7 billion and Won 1.1 billion, respectively, in respect of such subsidy payments. We were relatively heavily fined compared to KT Freetel and LG Telecom as the MIC found that our efforts to take corrective measures were not sufficient and making such incentive payments was a violation of a merger condition related to our acquisition of Shinsegi in January 2002. We plan to make payment of such fine in June 2005.
      As a result of the MIC’s handset subsidy regulation and steps we have taken as a result, we experienced a significant reduction in our gross and net additions of new subscribers in April and May 2002. The MIC’s November 2002 order also resulted in a reduction in our gross and net additions of new subscribers in November and December 2002. We believe that our competitors have also experienced similar reductions and our market share has not been adversely affected. We cannot assure you that the elimination of dealer incentives will not continue to adversely affect the rate at which we attract new subscribers or the rate at which existing subscribers upgrade their wireless handsets to take advantage of the higher data transmission capabilities of our CDMA 1xRTT and CDMA 1xEV/ DO network technologies. We also believe that beginning in March 2002, there was an expectation among dealers that dealer incentives would soon be eliminated or reduced as a result of the MIC’s actions. This expectation contributed to the unusually high number of gross and net subscriber additions and the higher churn rate that we experienced in March 2002, which was 2.3%, compared to 1.2% in January 2002 and 1.1% in February 2002. Churn rate increased in part because many existing subscribers chose to upgrade their handsets by terminating their service and opening a new subscriber account. For 2004, our churn rate has ranged from 1.2% to 2.3%, with churn rate for December 2004 at 1.4%. We cannot assure you that our churn rates will not increase in the future.
      Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. According to MIC data, following the implementation of the number portability system, 305,267, 183,876, 214,232 and 261,654 of our subscribers transferred to the services of our competitors in January 2004, February 2004, March 2004 and April 2004, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel and LG Telecom introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively.
      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting in January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix in January 2004, see “Information on the Company — Business Overview — Subscribers”.
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

      For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at rates set at its discretion without having to obtain the MIC approval. See “Information on the Company — Law and Regulation — Rate Regulation” and “Key Information — Risk Factors — We are subject to more stringent regulation than our competitors as a result of our market position, which could harm our ability to compete effectively”. Generally, the rates we charge for our services have been declining. In September 1997 and April 2000, we implemented revised rate plans which generally offer rates lower than our previous rates. Effective June 8, 1998, we have been providing a 20% discount for calls made between our cellular customers. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers’ handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. As of April 30, 2005, our standard peak usage rate was approximately 11% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations. For more information about the rates we charge, see “Information on the Company — Overview — Revenues, Rates and Facility Deposits”.
      Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. See “Information on the Company — Overview — Interconnection”. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 1999 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees are derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004 and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called “bottom-up” and “top-down.” The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan. The new rates had a negative impact on our operations in this year in the amount of approximately Won 289.2 billion, resulting in an estimated Won 168.7 billion reduction in revenue and Won 120.5 billion increase in interconnection expenses. The Won 120.5 million increases in the interconnection expenses include the increase in the LM interconnection expenses that were paid to fixed-line service providers. For more information about our interconnection revenue and expenses, see “Information on the Company  — Interconnection — Domestic Calls”.

      The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,

	2002(1)		2003		2004

Outgoing Voice Minutes (In Thousands):(2)
SK Telecom		37,629,656		42,175,874		43,184,944
Shinsegi		—		—		—
Combined SK Telecom and Shinsegi		37,629,656		42,175,874		43,184,944
Average Monthly Outgoing Voice Minutes Per Subscriber:(3)
SK Telecom		191		197		194
Shinsegi		—		—		—
Combined SK Telecom and Shinsegi		191		197		194
Average Monthly Revenue Per Subscriber:(4)
SK Telecom	W	38,383	W	39,739	W	39,689
Shinsegi		—		—		—
Consolidated SK Telecom and Shinsegi(4)(5)		38,383		39,739		39,689

(1)	Excludes information relating to Shinsegi for a period of 12 days, from January 1, 2002 to January 12, 2002. Shinsegi merged into SK Telecom on January 13, 2002.

(2)	Does not include minutes of incoming calls or minutes of use relating the use of text messaging and data services.

(3)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

(4)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period.

(5)	Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 43,958 for 2002, Won 44,546 for 2003 and Won 43,542 for 2004.
      Our average monthly outgoing minutes of voice traffic increased by 11.0% in 2002, 12.1% in 2003 and 5.8% in 2004. We believe that this trend principally reflects generally lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. Due to the existing high penetration rate of wireless services in Korea, we expect the rate of increase to be comparatively lower in 2005 and the near future.
      Our consolidated average monthly revenue per subscriber increased in 2002 by 5.4% to Won 38,383 compared to Won 36,400 in 2001. Our consolidated average monthly revenue per subscriber also increased by 3.5% to Won 39,739 in 2003 compared to Won 38,383 in 2002. Our consolidated average monthly revenue per subscriber decreased by 0.13% to Won 39,689 in 2004 compared to Won 39,739 in 2003. These changes reflect the net effect of several offsetting trends, including:

•	reduction of overall tariff by 3.7% in September 2004;

•	decrease in minutes of use; and

•	decrease in caller ID rates by 50% that took effect in October 2003.
      We cannot assure you that the increases in our average monthly revenue per subscriber experienced in 2002, 2003 and 2004 will continue or that revenue per subscriber will not decrease in future periods.
      Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. Operating income represented 30.0% of operating revenue in 2002, 30.2% in 2003 and 23.1% in 2004. In 2002, our operating margin increased, primarily due to an increase in the number of our subscribers and decreases in the number of leased lines and depreciation expenses due to the write-off of Shinsegi’s unused network equipment. Our operating margin increased slightly from 30.0% in 2002 to 30.2% in 2003, primarily due to the fact that our operating revenues increased at a faster rate than our operating expenses. In 2004, our operating margin decreased to 23.1% from 30.2% in 2003, primarily due to an increase in our marketing expenses and interconnection charges we paid. We cannot assure you that our operating margin will not decrease in future periods.
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
      On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, as we held a 1.8% stake in Hanaro Telecom as of December 31, 2003. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the

Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% as of December 31, 2004, up from 1.8% as of December 31, 2004.
Results of Operations
      The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,

	2002			2003			2004

	(In billions of Won, except percentage data)
Operating Revenue	W	9,324.0	100.00%	W	10,272.1	100.00%	W	10,570.6	100.00%
Operating Expenses		6,526.4	70.00		7,167.0	69.77		8,130.9	76.92
Operating Income		2,797.6	30.00		3,105.1	30.23		2,439.7	23.08
Other Income		259.7	2.79		261.4	2.54		199.4	1.89
Other Expenses		838.5	8.99		612.2	5.96		516.0	4.88

Income Before Income Taxes and Minority Interest		2,218.8	23.80		2,754.3	26.81		2,123.1	20.09
Income Taxes		698.5	7.49		789.0	7.68		629.7	5.96
Minority Interest		(33.1)	(0.35)		0.8	0.01		(1.9)	(0.02)

Net Income		1,487.2	15.96%		1,966.1	19.14%		1,491.5	14.10%

Depreciation and Amortization(2)	W	1,435.0	15.39%	W	1,510.5	14.70%		1,607.5	15.20%

(1)	Information for the year ended December 31, 2001 includes information for the year ended December 31, 2001 for Shinsegi.

(2)	Excludes the depreciation and amortization allocated to internal research and development costs of Won 108.3 billion, Won 135.8 billion and Won 134.1 billion for the years ended December 31, 2002, 2003 and 2004, respectively.

2004 Compared to 2003
      Operating Revenue. Our operating revenue increased by 2.91% to Won 10,570.6 billion in 2004 from Won 10,272.1 billion in 2003 principally reflecting a 2.04% increase in our cellular revenue to Won 10,297.6 billion in 2004 from Won 10,091.8 billion in 2003.
      The increase in our cellular revenue was principally due to an increase in our wireless services revenue resulting from an increase in the number of our wireless subscribers, which was partially offset by a decrease in our consolidated average monthly revenue per subscriber as a result of a 16.5% decrease in interconnection revenue due in part to the adjusted interconnection rates announced by the MIC on July 9, 2004, which was partially offset by an increase in the Nate service revenue and the phone mail service revenue. See Information on the Company — Interconnection. Our wireless services revenue increased by 3.97% to Won 8,798.4 billion in 2004 from Won 8,462.7 billion in 2003. The number of our wireless subscribers increased to approximately 18.8 million as of December 31, 2004 from approximately 18.3 million as of December 31, 2003.
      On an aggregate basis, interconnection revenue decreased by 16.5% to Won 849.4 billion in 2004 from Won 1,017.1 billion in 2003. The decrease was due in part to the new adjusted interconnection rates announced by the MIC on July 9, 2004, which were applied retroactively.

      Our consolidated average monthly revenue per subscriber (excluding interconnection revenue) decreased by 0.13% to Won 39,689 in 2004 from Won 39,739 in 2003. The decrease is principally due to decreases in average monthly revenue per subscriber from call charges and value-added services, which was partially offset by an increase in average monthly revenue per subscriber from wireless Internet services.
      Our consolidated average monthly revenue per subscriber from monthly fee and call charges decreased by 5.6% to Won 29,023 in the year ended December 31, 2004, down from Won 30,748 in the corresponding period in 2003. The decrease is primarily due to the reduction in monthly fee effective September 1, 2004.
      Our consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 32.5% to Won 8,182 in 2004 from Won 6,177 in 2003. Wireless Internet services sales increased by 38.1% to Won 1,823.4 billion in 2004 (representing 17.7% of our cellular revenue) from Won 1,320.1 billion in 2003, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.
      Our consolidated average monthly revenue per subscriber from value-added services such as caller ID services and ring tone service and other sales decreased by 19.8% to Won 1,594 in 2004 from Won 1,988 in 2003. Value-added services and other sales decreased by 16.4% to Won 355.2 billion in 2004 from Won 424.8 billion in 2003 primarily due to a decrease in caller ID rates from Won 2,000 to Won 1,000 that took effect in October 2003.
      Operating Expenses. Our operating expenses in 2004 increased by 13.4% to Won 8,130.9 billion compared to Won 7,167.0 billion in 2003 primarily due to increases in commissions paid, labor costs, depreciation and amortization expenses, leased line expenses, network interconnection expenses and miscellaneous operating expenses, which more than offset decreases in advertising expenses and cost of goods sold.
      Commissions increased by 21.5% to Won 2,812.3 billion in 2004 compared to Won 2,314.6 billion in 2003, primarily due to the increase in average number of subscribers by 2.6% during the period, increases in commissions in an effort to retain existing subscribers that were affected by the number portability system introduced in 2004 and to acquire new subscribers. We also increased our marketing activities to maintain our market leadership in 2G and 2.5G, to promote our 3G services and to counter the effects of number portability. In addition, commission paid to our content providers increased as the wireless Internet usage increased.
      Labor costs increased by 14.1% to Won 464.8 billion in 2004 compared to Won 407.2 billion in 2003. The increase was primarily due to an increase in performance bonuses and an increase in salaries.
      Depreciation and amortization expenses increased by 6.4% to Won 1,607.5 billion in 2004 compared to Won 1,510.5 billion in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT network.
      Cost of goods sold decreased by 14.5% to Won 479.3 billion in 2004 compared to Won 560.9 billion in 2003. The decrease was primarily due to a decrease in sales of wireless Internet solutions (including software, hardware and service) following the completion of our obligation to provide wireless Internet solutions to Asia Pacific Broadband Wireless Communications (APBW) at the end of 2003.
      Leased line expenses increased by 22.4% to Won 375.2 billion in 2004 compared to Won 306.5 billion in 2003 primarily due to higher call volumes.
      Network interconnection expenses increased by 18.4% to Won 913.7 billion in 2004 compared to Won 771.6 billion in 2003, primarily due to an increase in interconnection rates and an increase in the level of interconnection fees that we must pay to other operators for calls using their networks, which was partially offset by the higher subscriber numbers. Mobile-to-mobile interconnection expenses increased by 22.7% to Won 644.6 billion in 2004, compared to Won 525.4 billion in 2003. Mobile-to-land interconnection expenses decreased by 12.1% to Won 214.2 billion in 2004, compared to Won 212.9 billion in 2003.
      Miscellaneous operating expenses increased by 22.4% to Won 1,125.2 billion in 2004 compared to Won 919.3 billion in 2003 primarily due to increases in taxes and other dues and rent expenses.

      Advertising expenses decreased by 6.2% to Won 352.9 billion in 2004 compared to Won 376.4 billion in 2003. We reduced advertising and focused our efforts on managing our distribution network to mitigate the effects of number portability.
      Operating Income. Our operating income decreased by 21.4% to Won 2,439.7 billion in 2004 from Won 3,105.1 billion in 2003. Our operating income decreased because our operating expenses increased at a faster rate than our operating revenue, primarily due to an increase in commissions paid in our marketing efforts to keep our market share under the number portability system that were introduced in 2004. Although we expect our marketing expenses to continue to increase in an effort to promote our new services such as W-CDMA and satellite-based digital multimedia broadcasting, we anticipate no significant changes in marketing expenses as a percentage of operating revenue in the year of 2005.
      Other Income. Other income, consisting primarily of equity in earnings of affiliates dividend income, commission income and interest income and foreign exchange and translation gains, decreased by 23.7% to Won 199.4 billion in 2004 compared to Won 261.4 billion in 2003, primarily due to decreases in commissions and other miscellaneous income, which were partially offset by an increase in equity in earnings of affiliates.
      Other Expenses. Other expenses include interest and discount expenses, loss on disposal of property, equipment and intangible assets and donations. Other expenses decreased by 15.7% to Won 516.0 billion in 2004, compared to Won 612.2 billion in 2003. The decrease was primarily due to decreases in interest and discounts, equity in losses of affiliates and other miscellaneous expenses, which more than offset increases in loss on disposal of investment assets. As a percentage of operating revenue, other expenses decreased to 4.9% in 2004 from 6.0% in 2003.
      Income Tax. Provision for income taxes decreased by 20.2% to Won 629.7 billion in 2004 from Won 789.0 billion in 2003. Our effective tax rate in 2004 increased to 29.7% from an effective tax rate of 28.7% in 2003. See note 17 of the notes to our consolidated financial statements.
      Net Income. Principally as a result of the factors discussed above, our net income decreased by 24.1% to Won 1,491.5 billion in 2004 from Won 1,966.1 billion in 2003, with net income as a percentage of operating revenues at 14.1% in 2004 as compared to 19.1% in 2003.

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
Liquidity and Capital Resources

Liquidity
      We had a working capital (current assets minus current liabilities) deficit of Won 189.7 billion as of December 31, 2002, a working capital deficit of Won 461.4 billion as of December 31, 2003 and a working capital surplus of Won 1,323.8 billion as of December 31, 2004.
      We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,621.2 billion as of December 31, 2002, Won 1,365.1 billion as of December 31, 2003 and Won 1,038.1 billion as of December 31, 2004. We had outstanding short-term borrowings of Won 687.3 billion as of December 31, 2002, Won 786.1 billion as of December 31, 2003 and Won 425.5 billion as of December 31, 2004. As of December 31, 2004, we had availability under unused credit lines of approximately Won 458.5 billion. We funded our investment in shares and exchangeable bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt.
      Management believes all the above-mentioned sources provide adequate liquidity to SK Telecom to meet its operation needs in the foreseeable future.
      Operating cash flow is our principal source of liquidity. Cash and cash equivalents increased by Won 53.1 billion to Won 370.6 billion in 2004 from Won 317.5 billion in 2003.

Cash Flow Analysis

	Year Ended December 31,						Change

	2002		2003		2004		2002 to 2003			2003 to 2004

	(In billions Won except percentages)
Net Cash Flow from Operating Activities	W	4,267.8	W	3,328.8	W	2,516.0	W	(939.0)	(22.0)%	W	(812.8)	(24.4)%
Net Cash Used in Investing Activities		(3,063.4)		(1,414.4)		(1,469.5)		1,649.0	(53.8)%		(55.1)	(3.9)%
Net Cash Used in Financing Activities		(1,418.2)		(2,261.0)		(968.6)		(842.8)	59.4%		1,292.4	57.2%
Net Cash Flow due to Changes in Consolidated Subsidiaries		10.7		0.1		(24.8)		(10.6)	(99.1)%		(24.9)	(249.0)%

Increase (Decrease) in Cash and Cash Equivalents	W	(203.2)	W	(346.6)	W	53.1	W	143.4	70.6%	W	399.7	115.3%
Cash and Cash Equivalents at Beginning of Period		867.3		664.1		317.5		(203.2)	(23.4)%		(346.6)	(52.2)%

Cash and Cash Equivalents at End of Period	W	664.1	W	317.5	W	370.6	W	(346.6)	(52.2)%	W	53.1	16.7%

      Net Cash Flow from Operating Activities. Our principal sources of funds have been operating cash flow and debt financing. Net cash flow provided by operations was Won 4,267.8 billion in 2002, Won 3,328.8 billion in 2003 and Won 2,516.0 billion in 2004.
      Net Cash from Investing Activities. Net cash used in investing activities was Won 1,469.5 billion in 2004, compared to Won 1,414.4 billion in 2003. Cash inflows from investing activities were Won 599.8 billion in 2004 compared to Won 1,126.6 billion in 2003, and the primary contributor to such inflows related to a decrease in trading securities of Won 240.2 billion in 2004 compared to an increase of Won 137.6 billion in 2003. Cash outflows for investing activities were Won 1,976.6 billion in 2004 compared to Won 2,438.7 billion in 2003. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,631.9 billion in 2004 compared to Won 1,647.6 billion in 2003; acquisition of long-term investment securities, which were Won 54.1 billion in 2004 compared to Won 437.1 billion in 2003; and decrease of trading securities, which were Won 240.2 billion in 2004 compared to an increase of Won 137.6 billion in 2003.
      Net Cash from Financing Activities. Net cash used in financing activities was Won 1,418.2 billion in 2002, Won 2,261.1 billion in 2003 and Won 968.6 billion in 2004. Cash inflows from financing activities included net increase in issuance of bonds, which provided cash of Won 1,205.7 billion in 2004 compared to Won 688.7 billion in 2003. Cash outflows for financing activities included, among other items, net repayment of short-term borrowing of Won 359.1 billion in 2004 compared to Won 12.1 billion in 2003; repayment of the current portion of long-term debt, which used cash of Won 1,370.6 billion in 2004 compared to Won 925.6 billion in 2003; acquisition of treasury stock, which used cash of Won 2 million in 2004, compared to Won 1,379.3 billion in 2003; and payment of dividends which used cash of Won 478.3 billion in 2004 compared to Won 151.7 billion in 2003.
      Depreciation and amortization were Won 1,435.0 billion in 2002, Won 1,510.5 billion in 2003 and Won 1,607.5 billion in 2004.
      As of December 31, 2002, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,918.9 billion. As of December 31, 2003, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,263.5 billion. Our long-term debt as of December 31, 2003 included bonds in the amount of Won 2,261.9 billion and bank and institutional borrowings in the amount of Won 1.6 billion. As of December 31, 2004, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,891.8 billion and facility deposits of Won 31.4 billion. Our long-term debt as of December 31, 2003 included, among other items, bonds payable in the net amount of Won 2,261.9 billion, facility deposits of Won 44.2 billion, long-term payables of Won 564.1 billion and bank and institutional loans of Won 1.6 billion. For a description of our long-term liabilities, see notes 8 and 9 of the notes to our consolidated financial statements.
      As of December 31, 2004, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 17.4% of our total outstanding long-term debt, including current portion, as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.
      In addition, in May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. The Won 500.0 billion bonds with an annual interest rate of 6% matured in May 2005. The other bonds mature in July 2007, August 2007 and November 2007, and have an annual interest rate of 6%, 6% and 5%, respectively. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, 150.0 billion and 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rate of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations. See note 8 of the notes to our consolidated financial statements.
      In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.
      In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. We used the proceeds of the zero coupon convertible notes for general corporate purposes, including for measures to improve shareholders’ return in their investment in our common stock through payment of dividends or share repurchase programs. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of our common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. On January 26, 2005, our board of directors resolved to recommend a cash dividend of Won 9,300 per common share, of which Won 4,100 is ordinary dividend (excluding interim dividend) and Won 5,200 is special dividend.
      We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 46.9 billion at December 31, 2002, Won 44.2 billion at December 31, 2003 and Won 31.4 billion at December 31, 2004. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. See “Information on the Company — Revenues, Rates and Facility Deposits”.
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
      On May 2, 2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. As of December 31, 2004, such special purpose companies are all liquidated. See note 3 of the notes to our consolidated financial statements.

Capital Requirements and Resources
      The following table sets forth our actual capital expenditures for 2002, 2003 and 2004 as well as our currently planned capital expenditures for 2005:

	Year Ended (Ending) December 31,

	2002		2003		2004			2005

	(In billions of Won)
CDMA Network	W	175	W	96	W	—		W	—
CDMA 1xRTT Network(2)		1,186		641		728	(1)		500	(1)
Wireless Data(3)		221		175		92			500
W-CDMA(4)		15		204		220			600
Other(3)(5)		428		532		592			—

Total	W	2,025	W	1,648	W	1,632		W	1,600

(1)	Our capital expenditures for our CDMA network in 2004 and 2005 are included in our actual and estimated capital expenditures, respectively, for our CDMA 1xRTT network.

(2)	Includes upgrades to CDMA 1xEV/DO Network technology which were Won 200 billion for 2002 and Won 36 billion for 2003.

(3)	Consists principally of equipment necessary for the provision of data services. Our estimated wireless data capital expenditures in 2005 include “other” miscellaneous capital expenditures referred to in note (5) below.

(4)	Provision of W-CDMA services commenced on a limited basis in Seoul at the end of 2003.

(5)	“Other” capital expenditure amount includes investments in new process and application infrastructure consisting of a new customer relationship management system, real estate for our headquarters and information technology systems. “Other” capital expenditure amount also includes actual capital expenditures of our consolidated subsidiaries which were Won 61 billion, Won 37 billion and Won 25 billion for 2002, 2003 and 2004, respectively. See note (3) above.
      Our actual capital expenditures in 2002 were Won 2,025 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network and for the development and introduction of new wireless data services. Our actual capital expenditures in 2003 were Won 1,648 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business and for the development and introduction of wireless data services. Our actual capital expenditures in 2004 were Won 1,631.9 billion. Of the Won 1,631.9 billion for capital expenditures in 2004, we spent Won 728.0 billion on capital expenditures related to expansion and improvement of our 95A/ B and CDMA 1xRTT Network; Won 219.7 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 684.8 billion on other capital expenditures and projects.
      We estimate that we will spend approximately Won 1.6 trillion for capital expenditures in 2005 for a range of projects, including primarily for the expansion and improvement of our wireless networks, investments in our wireless Internet-related businesses and the roll-out of our W-CDMA network. The construction of our new headquarters was completed in December 2004. The total contract price for the demolition of existing buildings on the site and construction of the new building was Won 161 billion. See “Certain Relationships and Related Party Transactions”. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2005 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.
      We currently plan to spend up to Won 600 billion in 2005 on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services which began service on a limited basis in Seoul at the end of 2003. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We expect to provide W-CDMA services in the Seoul metropolitan area and other local metropolitan areas of Korea by the end of 2005. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors.
      Our future capital expenditures will be fixed after we have reviewed the progress of the introduction and marketability of our W-CDMA service and the competitive market situation. See “Key Information — Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.
      In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is expected to be approximately Won 92.0 billion. We launched the satellite in March 2004. In March 2004, we were assigned by the MIC frequency for satellite DMB. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services.
      On March 24, 2005, EarthLink and we completed the formation of SK-EarthLink, a joint venture to market wireless voice and data services in the U.S. It is expected that SK-EarthLink (www.SK-EarthLink.com) will be capitalized with $440 million of partner investments over the next three years. The joint-venture is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to U.S. consumers. SK-EarthLink expects to enter into a previously under-served, but rapidly growing wireless data, entertainment, and voice market. SK-EarthLink will leverage our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. Each of the Company and EarthLink has a 50 percent voting and economic ownership interests in SK-EarthLink.
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
      On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We elected to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2004, POSCO owned 4.98% of our shares.
      From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.
      As of December 31, 2004, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total

(In billions of Won)
2005	500.0
2006	800.0
2007	700.0
After 2007	1,499.0
      Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.7% in 2002, 2.9% in 2003 and 3.2% in 2004, respectively, of operating revenue. See “Operating and Financial Review and Prospects — Research and Development”.
      We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds in 2005 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2005. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.
      No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.
      We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. After three years, we pay the cost of such insurance on the subscriber’s behalf. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 46.9 billion as of December 31, 2002 to Won 44.2 billion as of December 31, 2003 and Won 31.4 billion as of December 31, 2004. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.
      On April 27, 2001, in accordance with the approval of our board of directors, we announced a treasury stock purchase program to acquire 4% of our total outstanding common stock during the period from May 2, 2001 to June 28, 2001 in order to stabilize our stock price. Pursuant to this program, we acquired an aggregate of 3,566,100 shares of our common stock in 2001 for an aggregate of purchase price of Won 789.7 billion. We acquired these shares at market prices on different dates and hold them as treasury stock. On August 11, 2003, we concluded a stock buyback program which we commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 525.2 billion (or an average of approximately Won 206,388 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 82,993,404 as of December 31, 2001 to 73,614,308 as of December 31, 2003. On February 20, 2004, we additionally acquired fractional shares totaling 12 shares for Won 2 million, which resulted from the merger with SK IMT Co., Ltd.
      In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights and do not bear dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. On November 6, 2001, these funds purchased an aggregate of 2,674,580 of our shares of common stock, or approximately 3.0% of our issued shares, from KT Corporation. On January 31, 2002, these funds purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our issued shares. In December 2003, we terminated the trust funds in the amount of Won 318 billion. In October 2004, we extended the trust funds, with a balance of Won 982 billion, for another three years.
      The total accrued and unpaid retirement and severance benefits for all of our employees as of December 31, 2004 of Won 80.9 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 164.6 billion to fund a portion of the employees’ severance indemnities. See “Information on the Company — Employees” and note 2[m] of the notes to our consolidated financial statements.
      Dividends declared on our common stock amounted to Won 151.7 billion, Won 404.9 billion and Won 758.2 billion, respectively, in 2002, 2003 and 2004. In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, our board of directors approved the interim dividend rate of Won 1,000 per common share for the first half of fiscal year 2004. The shareholders who are registered in our shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was Won 73.6 billion. At the ordinary shareholder’s meeting on March 11, 2005, our shareholders approved a cash dividend of Won 9,300 per common share, of which Won 4,100 is ordinary dividend (excluding interim dividend) and Won 5,200 is special dividend. The cash dividend was paid in April 2005. The overall dividend payout ratio with respect to dividends to be paid for 2005 is currently expected to be up to 35% of net income from 2005.
      Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.
      We did not have any outstanding swap or derivative transactions as of December 31, 2004 other than currency swap agreements and currency forward contracts entered into in the first quarter of 2004 to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004 and a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329.5 million issued on May 27, 2004. See note 23 of the notes to our consolidated financial statements.
      In April 2004, we issued unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300 million at an annual rate of 4.25% for US$297.8 million. The bonds will be repaid in full at its maturity on April 1, 2011. In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the disposition of treasury stock and cancellation thereof for the purposes of Korean law. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329.5 million from Won 235,625 to Won 226,566 and made additional deposit of our common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. As described in the preceding paragraph, we entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.
      We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.
Contractual Obligations and Commitments
      The following summarizes our contractual cash obligations at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

			Less Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years

	(In billions of Won)
Bonds(1)	W	3,499.0	W	500.0	W	1,500.0	W	985.9	W	513.1
Long-term Borrowings		—		—		—		—		—
Capital lease Obligations		—		—		—		—		—
Operating Leases		—		—		—		—		—
Purchase Obligations		—		—		—		—		—
Other Long-term Payables(2)		650.0		—		90.0		240.0		320.0

Total Contractual Cash Obligations(3)	W	4,149.0	W	500.0	W	1,590.0	W	1,225.9	W	833.1

(1)	In March 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. In May 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. The proceeds of the offerings in March and April 2004 were used to pay maturing debt. The proceeds of the offering in May 2004 were used for our operations. In late May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. We intend to use the proceeds of the zero coupon convertible notes for general corporate purposes, including for measures to improve shareholders’ return in their investment in our common stock through payment of dividends or share repurchase programs.

(2)	Related to acquisition of IMT license. See note 2(i) of the notes to our consolidated financial statements.

(3)	This amount does not include our future investments in the CDMA market in Vietnam through our subsidiary SLD Telecom Pte. Ltd. under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Information on the Company — Business Overview — Other Investments and Relationships” and “Operating and Financial Review and Prospects — Off Balance Sheet Arrangements”.

(4)	See note 2[m] of the notes to our consolidated financial statements for the expected payments of severance indemnity obligations.
      See note 20 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.
Subsequent Note Obligations

Unguaranteed Domestic Bonds due March 18, 2010
      We issued unguaranteed domestic bonds with face amounts totaling Won 200,000 million on March 18, 2005 at an annual rate of 4%. These domestic bonds will be repaid in full at its maturity on March 18, 2010.
      Under the terms of certain of our debt obligations, our ability to grant security interest in certain of our property is limited, which may affect our ability to borrow funds in the future.
Inflation
      We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.7% in 2002, 3.6% in 2003 and 3.0% in 2004.
U.S. GAAP Reconciliation
      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 30 and 31 of our notes to consolidated financial statements.
      Our net income in 2002 under U.S. GAAP is lower than under Korean GAAP by Won 186.0 billion, primarily due to differences in the treatment of nonrefundable activation fees and loss on impairment of investment securities which were partially off-set by non-amortization of goodwill under U.S. GAAP. Our losses on impairment of investment securities for the year ended December 31, 2002 were higher by Won 252.0 billion under U.S. GAAP due to differences in the treatment of write-down for declines of fair value. Such write-downs were made in connection with securities held in Powercomm and Hanaro Telecom. See note 3 of our notes to consolidated financial statements. Our net income in 2003 under U.S. GAAP is higher than under Korean GAAP by Won 90.6 billion, primarily due to non-amortization of goodwill under U.S. GAAP and capitalization under U.S. GAAP of interest expense related to tangible assets, which were offset in part by difference in treatment of non-refundable acquisition fees, deferred income taxes and intangible assets. Our net income in 2004 under U.S. GAAP is higher than under Korean GAAP by Won 61.6 billion, primarily due to non-amortization of goodwill under U.S. GAAP which was partially offset by loss on valuation of currency swap.

      Our shareholders’ equity at December 31, 2002 under U.S. GAAP is higher than under Korean GAAP by Won 124.3 billion primarily due to the differing treatment of loss on impairment of investment securities, minority interest in equity of consolidated affiliates and cancellation of amortization of goodwill. Our shareholders’ equity at December 31, 2003 under U.S. GAAP is higher than under Korean GAAP by Won 920.8 billion primarily due to increases from differing treatment of loss on impairment of investment securities and cancellation of amortization of goodwill, which were partially offset by decreases from differing treatment of non-refundable acquisition fees and minority interest of equity in consolidated affiliates. Our shareholders’ equity at December 31, 2004 under U.S. GAAP is higher than under Korean GAAP by Won 1,031.3 primarily due to cancellation of amortization of goodwill which was partially offset by nonrefundable activation fees.
      On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. Certain special purpose companies (SPC) established by us have been consolidated from the date of their establishment (See note 30[q] of our consolidated financial statements for the years ended 2002, 2003 and 2004). We, as a foreign private issuer, applied either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003 and the Company fully adopted FIN 46R as of June 30, 2004. The adoption of this Interpretation did not have a significant impact on our consolidation financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on our consolidated financial position or results of operations.
      In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” of SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-data fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending June 30, 2006. Management does not expect that adoption of this statement will have a material impact on our consolidated financial position or results of operations.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nomonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on our consolidated financial position or results of operations.

Significant Changes in Korean GAAP
      On January 1, 2003, the Company and its subsidiaries adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, we reclassified the accounts relating to securities as explained in note 2[f] of our consolidated financial statements for the years ended 2002, 2003 and 2004, and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in notes 2[h] and 2[i] to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. If financing costs had been capitalized, our consolidated net income for the year ended December 31, 2003 would have increased by Won 32.3 billion (net of income tax effect of Won 13.6 billion). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged to beginning retained earnings as of January 1, 2003.
      On January 1, 2004, we adopted SKAS No. 10, No. 12 and No. 13. Such adoptions of new SKAS did not have an effect on our consolidated financial position as of December 31, 2004 or our consolidated ordinary income and net income for the year ended December 31, 2004.
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

Revenue Recognition
      Our revenues are principally derived from telecommunications service revenue including data services and wireless handset sales. Telecommunications service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are recognized when the activation service was performed.
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

Inventories
      Inventories are stated at the lower of cost, determined using the moving average method, or market value. Inventories consist of supplies for wireless telecommunications facilities, handsets and raw materials for handsets.

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
      The following table sets forth our annual research and development expenses:

	As of and For the Year Ended
	December 31,

	2002		2003		2004

	(In billions of Won)
Internal R&D Expenses	W	194.3	W	235.8	W	267.1
External R&D Expenses		59.0		64.4		69.0

Total R&D Expenses	W	253.3	W	300.2	W	336.1

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

Internal Research and Development
      The main focus of our internal research and development activity is the development of 3G technologies and services and value-added technologies and services for our CDMA network, such as wireless data communications. We spent approximately Won 267.1 billion on internal research and development in 2004.
      Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. As of December 31, 2004 our research center housed 522 research engineers (including both full time and temporary research engineers). Their work focuses on cell planning, network management, digital wireless technologies, multimedia, information processing and other wireless telecommunications areas. Our research center includes a team that is helping to develop a fourth generation wireless technology, which is expected to enable wireless data transmissions at speeds of up to 155 Mbps, 70 times faster than W-CDMA technology.
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
OFF BALANCE SHEET ARRANGEMENTS
      We have sold certain receivables in 2002 and 2003 in five separate transactions described under “— Liquidity and Capital Resources — Liquidity” to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company in asset-backed securitization transactions. Under Korean GAAP, we accounted for these transactions as sales of the receivables to the special purpose companies. See note 3 of the notes to our consolidated financial statements. Under U.S. GAAP, we are required to consolidate these entities as these entities do not meet the qualifications for a qualifying special purpose entity. See “— U.S. GAAP Reconciliation” and note 30 of our notes to consolidated financial statements.
      PaxNet Co. Ltd., our subsidiary, has guaranteed the repayment of the borrowings of Finger Co., Ltd., a former affiliated company of ours. The outstanding balance of such guarantee as of December 31, 2004 was approximately Won 332 million.
      SLD Telecom, the Company’s overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the Business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the Business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to Business and bear additional cash shortfalls according to their gross profit sharing ratios at that time. With respect to the Company’s involvement in the Business, the Company’s maximum exposure to loss was approximately Won 58.6 billion as of December 31, 2004.
      In accordance with the resolution of our board of directors dated January 26, 2005, we and EarthLink, Inc., an Internet service provider in the U.S., agreed to establish “SK-EarthLink”, a joint venture company, in the U.S. in February 2005 in order to provide wireless telecommunication services across the U.S. We, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the U.S., will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007.
Item. 6     Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
      Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors, more than a half of whom must be outside directors. We currently have a total of eleven directors, seven of whom are outside directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.
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
      The following are the names and positions of our standing and non-standing directors. The business address of all of our directors is the address of our registered office at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea.
      Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, date of birth and positions at our company and other positions are set forth below:

					Other Principal
		Director	Expiration		Directorships
Name	Date of Birth	Since	of Term	Position	and Positions	Business Experience

Jung Nam Cho	Nov. 20, 1941	1995	2007	Vice-Chairman and Representative Director		President & COO, SK Telecom
Shin Bae Kim	Oct. 15, 1954	2002	2008	CEO and Representative Director	Chairman, Korea Association of RFID/USN	Head of Strategic Planning Group, Shinsegi Telecomm; Director, SK Telecom; Senior Vice President, SK Telecom; Director, KORMS
Bang Hyung Lee	Aug. 20, 1955	2005	2008	Executive Vice- President, Chief Marketing Officer and Head of Business Center		Head of Internet Business Group, SK Telecom; Head of Marketing Group, SK Telecom; Senior Accountant, Deloitte Haskin & Sells, USA
Sung Min Ha	Mar. 24, 1957	2004	2007	Senior Vice President and Chief Financial Officer	Representative Director, SK Capital	Head of Strategic Planning Group, SK Telecom; Director, SK Telink; Auditor, SK C&C; Chairman and Representative Director, SLD Telecom; Auditor, SK Teletech
Our current non-standing directors are:
Sang Koo Nam	Aug. 20, 1946	1998	2007	Outside Director	Professor, Korea University	University of Pennsylvania, MBA (1975), Ph.D. (1981); President, Korean Financial Association
Sang C. Lee	Jan. 24, 1941	1999	2008	Outside Director	IT Consultant	Chairman, Communication Network Interface, Inc.; Chairman and CEO, Spectron Corp., President, Scovill Fasteners, Inc.; Director of Organization, ITT Worldwide Corp.; Vice President, ITT Asia Pacific Corp.

					Other Principal
		Director	Expiration		Directorships
Name	Date of Birth	Since	of Term	Position	and Positions	Business Experience

Jae Seung Yoon	Nov. 9, 1962	2002	2008	Outside Director	CEO & Representative Director; Daewoong Pharmaceutical Co., Ltd.; Vice-president, Insung Information Co., Ltd.	Public Prosecutor, The Seoul/Busan District Public Prosecutors’ Office; Auditor and Vice President, Daewoong Pharmaceutical Co., Ltd.
Yong Woon Kim	Oct. 4, 1943	2003	2006	Outside Director	Non-Standing Auditor, Pohang University of Science and Technology	Senior Executive Vice President (Legal Department, Seoul Office, Investment and Finance) and Director, POSCO; Standing Advisor, POSCO Research Institute
Dae Sik Kim	Jan. 11, 1955	2005	2008	Outside Director	Professor, Hanyang University; Committee Member, MOFE Advisory Committee on Financial Development	University of Pennsylvania, MBA (1981), Ph.D. (1987)
Dae Kyu Byun	Mar. 8, 1960	2005	2008	Outside Director	CEO & Representative Director, Humax Co., Ltd.; Head Vice- President, Korea Venture Business Association	Director, the Federation of Korea Information Industries; Representative Director, Guin Co.; Co-founder, Venture Leaders Club
Seung Taik Yang	Oct. 24, 1939	2005	2008	Outside Director	President, Tong-Myung University of Information Technology	Polytechnic Institute of Brooklyn, Ph.D.; 7th Minister, Ministry of Information and Communication
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
COMPENSATION OF DIRECTORS AND OFFICERS
      The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2004 totaled approximately Won 4.3 billion.

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
      In March 2001 and 2002, pursuant to the resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares. 42 and 70 officers, respectively, in 2001 and 2002, were granted options to purchase 43,820 and 65,730 common shares. The exercise price for the shares are Won 211,000 and Won 267,000, respectively, for 2001 and 2002. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. The officers may exercise their options during a two-year period starting from March 2004 (for shares granted in 2001) or from March 2005 (for shares granted in 2002). The board of directors may, by resolution, cancel any director’s or officer’s stock options under certain circumstances. Since 2003, none of our directors and officers were granted options to purchase our common shares.
      The following table shows the share allotment for the directors under our 2001 and 2002 stock option program. There has been no stock option program since 2003.

		Number of Shares
		Allotted			Number of
					Options
Name	Position	2002	2003	2004	Exercised

Jung Nam Cho	Director	6,150	0	0	0
Shin Bae Kim	Director	1,650	0	0	0
Bang Hyung Lee	Director	1,620	0	0	0
Sung Min Ha	Director	690	0	0	0
Sang Koo Nam	Outside Director	1,000	0	0	0
Sang C. Lee	Outside Director	1,000	0	0	0
Jae Seung Yoon	Outside Director	1,000	0	0	0
Dae Kyu Byun	Outside Director	1,000	0	0	0
Seung Taik Yang	Outside Director	0	0	0	0
Dae Sik Kim	Outside Director	1,000	0	0	0
Yong Woon Kim	Outside Director	0	0	0	0
Other Officers		49,620	0	0	0

Total		65,730	0	0	0

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
Audit Committee
      Under relevant Korean laws and our articles of incorporation, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-third of whom must be outside directors independent with respect to applicable rules. They are appointed annually by a resolution of the board of directors. They are required to:

•	examine the agenda for the general meeting of shareholders;

•	examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

•	review the administration by the board of directors of our affairs; and

•	examine the operations and asset status of us and our subsidiaries.
      In addition, the audit committee must appoint independent certified public accountants to examine our financial statements. An audit and review by certified public accountants of our financial statements is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Supervisory Commission of Korea and the KRX.
      Our audit committee is composed of 3 outside directors: Sang Koo Nam, Dae Sik Kim and Yong Woon Kim, each of whom must be financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Dae Sik Kim is an “audit committee financial expert” as defined under the applicable rules of the Securities and Exchange Commission. See “Audit Committee Financial Expert”.
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

Differences in Corporate Governance Practices
      Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Director Independence

Listed companies must have a majority of independent directors.	Of the 11 members of our board of directors, 7 of them are independent directors.

Executive Session

Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Audit Committee comprising solely of three members of our independent directors holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/ Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Recommendation Committee composed of independent directors and management directors.

Audit Committee

Listed companies must have an audit committee that satisfied the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of three independent directors.

Audit committee additional requirements

Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has three independent directors.
Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans. A stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). Our Articles of Incorporation provides for all the relevant matters relating to such compensation scheme, amendment of which is subject to shareholder’s approval while the matters relating to ESOP are not subject to such approval under Korean law.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Law in connection with such matter, including the governance of the board of directors.

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees and such code is also available on our website at www.sktelecom.com.
EMPLOYEES
      The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2002	4,641	1,600	6,241
December 31, 2003	5,447	1,474	6,921
December 31, 2004	6,421	932	7,353
As of April 30, 2005	7,111	951	8,062
      Throughout 2000, we experienced voluntary and involuntary termination of a large number of temporary employees in non-core business departments such as the customer hotline center. The number of our regular employees increased in 2001 and 2002 due to periodic hiring of new employees.
      The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of April 30, 2005:

	Marketing	Production	Research	Support	New Business	Total

Regular Employees	2,282	1,873	1,135	1,105	716	7,111
Temporary Employees	623	139	29	146	14	951

Total	2,905	2,012	1,164	1,251	730	8,062

      As of December 31, 2004, we had a company union comprised of 2,887 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare, except for employee wage which is separately negotiated on an annual basis. Our wage negotiations completed on May 24, 2004 resulted in an average wage rate increase of 3.4% for 2004 from 2003. Our wage negotiations for 2005 is expected to begin in mid June 2005.
      Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase stock through the plan in the case of a capitalization by the association. As of December 31, 2004, the employee stock ownership association owned approximately 0.46% of our issued common stock.
      We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2004, the accrued and unpaid retired and severance benefits of Won 236.2 billion for all of our employees are reflected in our non-consolidated financial statements as a liability, and a portion of our retirement and severance liabilities, totaling Won 155.2 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-

year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower. If the new entity is our subsidiary, of which we own at least a 50% stake, employment is guaranteed for three years.
      We are also required by law to contribute up to 5.0% of our annual earnings before tax for employee welfare. We contributed 3% of our revenues annually for years prior to 2002. Beginning in 2003, we have decided to negotiate an exact amount each year if necessity arises. In 2003 and 2004, we did not negotiate contribution amounts for year 2002 and 2003, respectively. We expect to negotiate the contribution amount for 2004 in the latter half of 2005.
      We consider our relations with our employees to be good.
SHARE OWNERSHIP
      The following table sets forth the share ownership by our standing and non-standing directors as of April 30, 2005:

		Number of	Percentage of		Special
		Shares	Total Shares		Voting
Name	Position	Owned	Outstanding		Rights	Options

Standing Directors
Jung Nam Cho	Vice-Chairman and Representative Director	—	—		None	16,500
Shin Bae Kim	CEO and Representative Director	1,270	—		None	1,650
Bang Hyung Lee	Executive Vice-President	1,630	—		None	3,390
Sung Min Ha	Chief Financial Officer and Head of Strategic Planning Divisional Group	738	—		None	690
Non-Standing Directors
Sang Koo Nam	Outside Director	—	—		None	2,500
Sang C. Lee	Outside Director	—	—		None	2,500
Jae Seung Yoon	Outside Director	200	—	*	None	1,000
Dae Sik Kim	Outside Director	—	—		None	2,000
Dae Kyu Byun	Outside Director	—	—		None	2,000
Seung Taik Yang	Outside Director	—	—		None	—
Yong Woon Kim	Outside Director	—	—		None	0

*	Less than 1.0%
Item. 7     Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
      As of December 31, 2004, approximately 51.6% of our issued shares were held in Korea by approximately 20,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2004 with respect to any person known to us to be the beneficial owner of more than

5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
Shareholder/Category	Shares	Issued	Outstanding

Domestic Shareholders
SK Group(1)	19,772,914	24.03%	26,86%
POSCO	4,098,496	4.98	5.57
Employees(2)	480,586	0.58	0.65
Treasury shares(3)	8,662,415	10.53	N/A
Officers and Directors(4)	2,608	—	—
Other Domestic Shareholders	9,467,103	11.52	13.76
Foreign Shareholders(5)	39,792,589	48.36%	54.06%

Total Issued Shares	82,276,711	100.00%	100.00%

(1)	The SK Group’s ownership interest consists of the following as of December 31, 2004:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
SK Group Member	Shares	Issued	Outstanding

SK Corporation	17,663,127	21.47%	23.99%
SK Securities Co., Ltd.	7	0.00	0.00
SK Networks*	2,097,740	2.55	2.85
SK Life Insurance Co., Ltd.	12,040	0.01	0.02

	19,772,914	24.03%	26.86%

*	SK Networks sold 418,000 shares in January 2004 and currently owns 2,097,740 shares.

The SK Group is a group of affiliated entities. As of December 31, 2004, the ownership interest among the SK Group were, among others: SK Corporation owned 21.47% of SK Telecom Co., Ltd., 41.32% of SK Networks, 47.27% of SKC and 72.13% of SK Shipping Co., Ltd. SK Networks owned 2.55% of SK Telecom Co., Ltd., 17.71% of SK Shipping, 15% of SK Computer & Communications Co., Ltd., and 28.95% of SK Securities Co., Ltd. SK Chemicals owned 2.39% of SK Corporation, 39.40% of SK Engineering and Construction. SKC owns 6.2% of SK Chemicals and 10.16% of SK Shipping Co., Ltd. SK Shipping Co., Ltd. owns 30.94% of SK Engineering and Construction. SK Computer & Communications Co., Ltd. owns 11.22% of SK Corporation. We own 30.0% of SK Computer & Communications Co., Ltd.

(2)	Represents shares owned by our employee stock ownership association. See “Information on the Company — Employees”.

(3)	Treasury shares do not have any voting rights; Includes 1,710,750 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$329.5 million in zero coupon convertible notes that were sold in May 2004.

(4)	Less than 0.01%.

(5)	Includes 5,445,282 shares of our common stock or approximately 6.62% of our issued common stock, represented by American Depositary Shares (ADSs) held by Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands.

      The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,

Shareholder	2002	2003	2004

	(As a percentage of total
	issued shares)(1)
SK Group	24.43%	24.60%	24.03%
SK Corporation(2)	19.81	21.47	21.47
SK Life Insurance	0.00	0.01	0.01
SK Investment Trust Management	0.07	0.06	—
SK Networks(3)	4.53	3.06	2.55
KT Corporation(4)	9.27	0.00	0.00
POSCO(5)	6.50	4.98	4.98

(1)	Includes shares held in treasury of 4,852,972, 8,662,403 and 8,662,415 as of December 31, 2002, 2003 and 2004, respectively. The treasury share amount as of December 31, 2002 excludes 4,465,635 shares of the Company’s common stock acquired from KT Corporation pursuant to a stock swap on December 30, 2002.

(2)	On July 25, 2002, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), which in turn sold bonds exchangeable initially into such ADSs. On the same day, SK Corporation sold 1,122,223 shares of our common stock represented by ADRs to foreign investors.

(3)	On January 4, 2002, SK Networks issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock. On January 31, 2002, bank trust funds controlled by us purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock. On July 25, 2002, SK Networks sold 1,100,000 shares of our common stock represented by ADRs to foreign investors. SK Networks sold 418,000 shares in January 2004 and currently owns 2,097,740 shares.

(4)	On April 15, 2002, KT Corporation sold an aggregate of 1,000,000 shares, or approximately 1.1%, of our outstanding common stock to investors. On December 30, 2002, KT Corporation sold an aggregate of 4,457,635 shares, on approximately 5.0%, of our outstanding common stock to us. On January 10, 2003, KT Corporation sold its remaining stake in us, an aggregate of 3,809,288 shares, or approximately 4.3%, of our outstanding common stock to us. On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged 29,808,333 shares of KT Corporation’s common stock for 8,266,923 shares of our common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won 50,900 per share of KT Corporation’s common stock and Won 224,000 per share of our common stock.

(5)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.
      Other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 3.0% of our total shares outstanding or exercise control or could exercise control over our business.On January 4, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Networks issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock, subject to anti-dilution adjustments. By December, 2004, most of these bonds have been exchanged in an aggregate of 1,520,200 shares of our common stock and the rest was settled in cash.
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
      Although no announcements have been made, SK Corporation and SK Networks may dispose of additional shares of our common stock in one or more transactions. As of December 31, 2004, SK Corporation held 21.47% of our shares of common stock. For a description of our foreign ownership limitation, see “Key Information — Risk Factors — If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us.” and “Information on the Company — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. As a result of significant financial difficulties and prosecutors’ discovery of alleged fraudulent accounting practices at SK Networks, SK Networks sold 418,000 of the shares it owns in SK Telecom in January 2004. As a result of such sale, SK Networks currently owns 2.55% of our shares. In the event that either SK Corporation or SK Networks announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance, and will endeavor to minimize any adverse effects on our share prices as a result of such sale.
      There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2004, SK Corporation owns 17,663,127 shares of our common stock, or approximately 21.47%, of our issued shares. As of December 31, 2004, a foreign investment fund and its related parties collectively held a 14.85% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom.
      If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom assuming foreign ownership level as of December 31, 2004 (which we believe was 48.33%), would reach 69.8%, exceeding the 49% ceiling on foreign shareholding. If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%.
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
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SK Networks
      We are a party to several contracts with SK Networks, including:

•	A series of real property sale and purchase contracts in November 2000 pursuant to which we purchased from SK Networks the building and land where our new corporate headquarters is located. The aggregate purchase price was Won 114.4 billion; and

•	A series of sale and purchase agreements pursuant to which we and our subsidiary, SK Teletech, sell handsets to SK Networks. The aggregate sales to SK Networks pursuant to these contracts were Won 381.9 billion in 2002, Won 481.2 billion in 2003 and Won 581.6 billion in 2004.
      If SK Networks is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that the creditors will require SK Networks to sell this business unit. In 2004, KT and SK Networks provided approximately 21.0% and 65.0%, respectively, of our leased lines. In order to reduce our dependence on the fixed network lines of our competitor, KT, we are considering leasing a majority of our fixed lines from SK Networks in the future.
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
      As of December 31, 2004, we had Won 104.1 billion of accounts receivables from SK Networks primarily in connection with handset sales of our subsidiary, SK Teletech. As of the same date, we had Won 20.0 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks. For more information on SK Networks, see “Key Information — Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may have a material adverse impact on our business and financial condition”.
Other Related Parties
      In December 2000, we entered into an agreement with SK Corporation for the sale and leaseback of our head office, located at 99 Seorin-dong, Chongro-gu, Seoul, with a lease period from December 19, 2000 through March 31, 2004. Rent expense for the period from December 19, 2000 to December 31, 2000 was approximately Won 417 million. Under the lease agreement, in January 2001, we deposited Won 80.1 billion in refundable leasehold key money with SK Corporation. In 2003, we extended our contract through February 28, 2005 by depositing an additional Won 23.6 billion in refundable leasehold key money. Although there were no monthly rent payments, we paid a monthly management fee of Won 366.8 million. Upon the completion of the construction of our new headquarters in December 2004, we terminated the lease agreement as of January 31, 2005 on which date SK Corporation refunded the deposit, without interest, pursuant to the lease agreement.
      On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2004, POSCO owned 4.98% of our shares.
      We are party to an agreement with SKC&C pursuant to which SKC&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SKC&C from time to time for specific information technology-related projects. The aggregate fees we paid to SKC&C for information technology services amounted to Won 231.5 billion for 2002, Won 284.2 billion for 2003 and Won 295.6 billion for 2004. We also purchase various information technology-related equipment from SKC&C from time to time. The total amount of such purchases was Won 197.3 billion for 2002, Won 182.8 billion for 2003 and Won 130.2 billion for 2004.
      We are part of the SK Group of affiliated companies. See “Major Shareholders and Related Party Transactions — Major Shareholders.” As disclosed in note 22 of our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2004. In October 2003, the FTC ordered us to pay a fine of Won 5.1 billion in connection with our payment of advertisements on behalf of certain companies in the SK Group. We paid the fine in December 2003.
      In September 1994, we provided DSS Mobile Communications, Ltd. guarantee of loan from Sumitomo Bank in the amount of US$18,118,863. We paid the loan obligation of DSS Mobile Communications, Ltd. to Sumitomo Bank in 2001 and has a claim against DSS Mobile Communications, Ltd. for such payment.
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
      On November 7, 2002, the FTC ordered us to pay a fine of Won 1.04 billion in connection with certain misleading advertisements relating to Moneta, our mobile credit card. We, along with LG Telecom and KT Freetel, advertised that there would be a Won 100,000 to Won 300,000 discount on the purchase of wireless handsets when paid with a mobile credit card, such as Moneta. The advertisements were found to be misleading by the FTC because the FTC concluded that we did not duly inform the subscribers of an annual interest rate up to 9% to be accrued on the credit amount. KT Freetel and LG Telecom were also fined Won 672 million and Won 384 million, respectively, for similar violations. The FTC also ordered us to make a public announcement of such violation. We made such payment and the public announcement of such violation as directed by the FTC in December 2002.

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
      In March 2004, the FTC ordered us to pay a fine of Won 228 million for certain allegedly misleading advertisements made by us with respect to our competition and the nature of our services, which we paid in full in May 2004. LG Telecom and KT Freetel were also fined in connection with related offenses.
MIC Proceedings
      In March 2002, the MIC indicated its belief that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. Consequently, beginning in April 2002, we eliminated such incentives, and believe that other wireless network service providers eliminated such incentives. On April 8, 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We paid in full a fine of Won 10.0 billion in April 2002. See “Operating and Financial Review and Prospects — Overview — Revenue”.
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
      On March 26, 2003, we were ordered by the MIC to pay a fine of Won 300 million and to make public announcements in four major newspapers for violating certain provisions of the Telecommunications Business Act by not entering into written contracts with and checking personal identification of such subscribers for subscription of pre-paid wireless handsets, which is required to prevent handsets from being used for criminal purposes. KT Freetel and LG Telecom were also fined Won 200 million and Won 120 million, respectively, for the same violations. We made such payment and made such public announcements in April 2003.
      In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system that was adopted by us in January 2004. The fine was imposed in response to (i) the adoption of a voice recording identifying our network upon connection of each outgoing call made on our network without the consent of our subscribers and (ii) “reverse-marketing” calls made between January 1, 2004 and January 9, 2004 informing our subscribers of benefits that they would lose by switching to another operator. We were ordered to make public announcements of these violations in major newspapers in Korea. In February 2004, the MIC also imposed fines of Won 250 million and Won 150 million on KT Freetel and LG Telecom, respectively, for their failure to accept cancellations of service by certain of their subscribers. We made such payment in March 2004.
      In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to another incentive payments that were deemed by the MIC to constitute improper handset subsidies and thereby disrupt fair competition. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments. We filed an appeal, but MIC upheld the fine in April 2004.

      In April 2004, the MIC ordered us, KT Freetel, KT Corp. and LG Telecom, to pay fines of Won 650 million, Won 170 million, Won 20 million and Won 100 million, respectively, for failing to establish sufficient safeguards against the execution of telecommunications service contracts by users using false names. We were found to have conveyed payment delinquency information to credit rating companies without confirming that the names on the service contracts belonged to the actual users of our services. We, along with KT Freetel, KT Corp. and LG Telecom, were ordered to publish the violations in newspapers. We complied with such order and made such payment.
      In addition, when the MIC approved the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on SK Telecom. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. The committee stated that it will recommend that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. In June 2004, the MIC made a formal decision as to the policy advisory committee’s findings and imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Key Information — Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.
      On June 7, 2004, the MIC issued a suspension that prohibited us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also issued suspension to our three largest competitors that prohibited them from acquiring new subscribers for periods ranging from 20 to 30 days. KT Freetel Co. Ltd. was issued a 30 day suspension beginning on July 21, 2004; LG Telecom Ltd. was issued a 30 day suspension beginning on June 21, 2004; and Korea Telecom was issued a 20 day suspension beginning on July 21, 2004. These suspensions resulted from MIC’s determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers.
      On December 29, 2004, the MIC ordered us, KT Freetel and LG Telecom, to pay fines of Won 7.5 billion, Won 2 billion and Won 600 million, respectively, with respect to our payment of improper handset subsidies. We were more heavily fined than the other two companies as the FTC found that our efforts to remedy such violations were not sufficient and that our payment of such subsidies was in violation of the conditions related to our merger with Shinsegi in January 2002. We paid such payment in January 2005.
      On March 21, 2005, the MIC ordered us, KT Freetel and LG Telecom, to pay fines of Won 1.4 billion, Won 360 million and Won 230 million, respectively, for changing calling plans and adding value-added services to the subscribers without obtaining express consents of such subscribers. We paid such fine in April 2005.
      In May 2005, the MIC ordered us to pay fines of Won 23.1 billion with respect to our payment of improper handset subsidies. LG Telecom and KT Freetel were also fined Won 2.7 billion and Won 1.1 billion, respectively, in respect of such subsidy payments. We were more heavily fined than the other two companies as the FTC found that our efforts to remedy such violations were not sufficient and that our payment of such subsidies was in violation of the conditions related to our merger with Shinsegi in January 2002. We plan to make payment of such fine in June 2005.

Former Shinsegi Shareholders’ Litigation
      Former shareholders of Shinsegi approved the merger of Shinsegi into SK Telecom on November 16, 2001 at an extraordinary shareholders’ meeting. However, 28 former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders’ resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a “small scale” merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a “small scale” merger as claimed by the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs, claim as to the unfairness of the merger ratio. The plaintiffs appealed the decision on May 8, 2002, but the High Court denied the appeal. The plaintiffs further appealed to the Supreme Court but the claim was dismissed on December 9, 2004.
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
Multinet Litigation
      In October 2002, Korea Multinet Inc. (“Multinet”) filed a lawsuit against the MIC in the Seoul Administrative Court to revoke the MIC’s registration with the International Telecommunication Union for the frequency spectrum necessary for DMB business. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (to the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul Administrative Court ruled in favor of the MIC in December 2002. Multinet filed an appeal with the Seoul High Court, but the Seoul High Court ruled in favor of the MIC in June 2004. Based on the application and registration with the International Telecommunication Union for such frequency, the MIC has allotted us a frequency with a license to run DMB business as a network service operator. Multinet, in June 2004 and September 2004, filed two lawsuits against the MIC to revoke such allotment by the MIC.
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
Coloring Litigation
      In November 2002, in connection with certain technology used in the provision of Coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that we have infringed upon his patent rights relating to Coloring service. While the lawsuit is currently pending before the Seoul Central District Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park appealed the decision, and the appeal is currently pending before the Patent Court.

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

					Number of Shares
	Dividend		Total Amount of		Entitled to
Year Ended December 31,	Per Share		Dividends		Dividend

	(In Won)		(In billions of Won)
1997	W	90	W	5.6	62,169,720
1998		118		7.6	64,258,670
1999		185		15.4	83,284,110
2000		540		48.1	89,079,034
2001		690		57.3	82,993,404
2002		1,800		151.7	84,299,698
2003		5,500		404.9	73,614,308
2004		10,300		758.2	73,614,296

(1)	Dividend per share and amount of shares entitled to dividend have been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.
      We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.
      Holders of non-voting shares are entitled to receive dividends in priority to the holders of common shares. The dividend on the non-voting shares is between 9.0% and 25.0% of the par value as determined by the board of directors at the time of their issuance. If the dividends for common shares exceed the dividends for non-voting shares, the holders of non-voting shares will be entitled to participate in the distribution of such excess amount with the holders of common shares. If the amount available for dividends is less than the aggregate amount of the minimum required dividend, holders of non-voting shares will be entitled to receive such accumulated unpaid dividend from dividends payable in the next fiscal year before holders of common shares. There are no nonvoting shares issued or outstanding.
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

      Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. As a KRX Stock Market-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until our own capital ratio is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.
      In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2004, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 73.6 billion in August 2005.
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
Item. 9     The Offer and Listing
MARKET PRICE INFORMATION
      The principal trading market for our common stock is the KRX Stock Market. As of May 24, 2005, 82,276,711 shares of our common stock were outstanding.
      The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the symbol “SKM”. Each ADS represents one-ninth of one share of common stock. As of May 30, 2004, 202,629,978 ADSs representing 22,514,442 shares of our common stock were outstanding.

Shares of Common Stock
      The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX Stock Market since January 1, 2000:

	Prices(1)
				Average Daily
Calendar Year	High(2)	Low(2)	Close	Trading Volume

				(Number of shares)
	(Won per share)
2000	481,000	216,000	253,000	262,660
First Quarter	481,000	323,000	360,000	238,762
Second Quarter	406,000	263,500	365,000	311,828
Third Quarter	379,000	216,000	272,000	239,913
Fourth Quarter	288,000	230,000	253,000	261,753
2001	295,000	165,000	268,000	242,254
First Quarter	293,500	182,000	183,000	253,393
Second Quarter	235,500	165,000	191,500	312,070
Third Quarter	233,000	184,500	208,000	154,785
Fourth Quarter	295,000	220,000	268,000	250,676
2002	299,000	209,500	229,000	261,482
First Quarter	299,000	242,000	290,000	263,168
Second Quarter	292,000	239,000	269,500	227,115
Third Quarter	279,500	209.500	237,000	241,154
Fourth Quarter	252,500	220,000	229,000	314,019
2003	235,000	142,000	199,000	327,689
First Quarter	235,000	142,000	153,000	497,115
Second Quarter	210,000	157,500	204,000	298,346
Third Quarter	216,000	183,000	184,000	267,821
Fourth Quarter	212,500	185,000	199,000	247,332
2004	238,500	154,500	197,000	179,712
First Quarter	238,500	207,500	214,500	243,681
Second Quarter	213,000	179,000	190,000	188,095
Third Quarter	186,000	154,500	175,500	137,559
Fourth Quarter	205,000	174,500	197,000	151,903
2005 (through May 24)	200,500	163,500	176,000	173,530
First Quarter	200,500	171,000	171,000	202,857
January	200,500	179,000	179,000	175,817
February	184,000	176,500	181,000	266,888
March	184,500	171,000	171,000	179,188
Second Quarter (through May 24)	176,500	163,500	176,000	124,651
April	172,000	163,500	163,500	148,913
May (through May 24)	176,500	168,000	176,000	94,324

Source: KRX

(1)	The price give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(2)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares
      The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2000:

	Prices(1)
				Average Daily
	High(2)	Low(2)	Close	Trading Volume

		(US$ per ADS)		(Number of ADSs)
2000	50.69	20.56	23.56	832,301
First Quarter	50.69	33.50	39.00	964,229
Second Quarter	43.31	28.25	36.31	781,578
Third Quarter	43.44	20.56	25.63	810,021
Fourth Quarter	28.19	21.31	23.56	773,376
2001	28.94	13.50	21.62	710,410
First Quarter	28.94	15.18	15.18	743,602
Second Quarter	21.05	13.50	16.90	817,532
Third Quarter	20.21	16.15	18.44	655,302
Fourth Quarter	25.29	18.26	21.62	623,611
2002	26.75	19.25	21.35	684,421
First Quarter	24.70	20.30	24.60	488,958
Second Quarter	26.75	20.20	24.40	555,865
Third Quarter	26.36	19.25	21.23	963,578
Fourth Quarter	22.81	19.30	21.35	717,859
2003	21.85	12.83	18.65	743,316
First Quarter	21.85	12.83	13.62	971,259
Second Quarter	19.40	14.07	18.86	723,959
Third Quarter	20.83	17.71	17.84	724,406
Fourth Quarter	19.90	17.46	18.65	564,023
2004	25.01	17.28	22.25	911.823
First Quarter	25.01	19.43	21.30	1,331,177
Second Quarter	21.83	19.15	20.99	832,175
Third Quarter	20.76	17.28	19.45	768,117
Fourth Quarter	23.10	19.30	22.25	727,683
2005 (through May 24)	22.19	18.96	20.11	748,222
First Quarter	22.19	19.41	19.72	798,390
January	22.19	19.96	19.96	767,815
February	21.30	19.74	21.30	931,705
March	21.62	19.41	19.72	711,050
Second Quarter (through May 24)	20.22	18.96	20.11	667,689
April	19.60	18.96	19.46	699,167
May (through May 24)	20.22	19.42	20.11	628,806

Source: New York Stock Exchange

(1)	The price give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(2)	Both high and low prices are based on the daily closing prices for the period.

THE KOREAN SECURITIES MARKET
The Korea Exchange Inc.
      With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and Kosdaq Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called the Korea Exchange Inc. (the “KRX”). There are three different markets run by the KRX: , the Stock Market (the “KRX Stock Market”), the Kosdaq Market(the “KRX KOSDAQ Market”), and the Futures Market(the “KRX Futures Market”). The KRX, headquartered in Pusan, has one branch located in Seoul. Currently, the KRX is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.
      As of May 20, 2005, the aggregate market value of equity securities listed on the KRX Stock Market was approximately Won 442.1 trillion. The average daily trading volume of equity securities for 2004 was approximately 372.9 million shares with an average transaction value of Won 2,232.1 billion and for the period from January 1, 2005 through May 20, 2005 was approximately 458.0 million shares with an average transaction value of Won 2,515.2 billion.
      The KRX has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The KRX also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.
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
      The KRX publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the KRX Stock Market. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

      Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average

							Price
					Dividend		Earnings
Year	Opening	High	Low	Closing	Yield(1)(%)		Ratio(2)

1980	100.00	119.36	100.00	106.87	20.9		2.6
1981	97.95	165.95	93.14	131.37	13.2		3.1
1982	123.60	134.49	106.00	127.31	10.5		3.4
1983	122.52	134.46	115.59	121.21	6.9		3.8
1984	116.73	142.46	114.37	142.46	5.1		4.5
1985	139.53	163.37	131.40	163.37	5.3		5.2
1986	161.40	279.67	153.85	272.61	4.3		7.6
1987	264.82	525.11	264.82	525.11	2.6		10.9
1988	532.04	922.56	527.89	907.20	2.4		11.2
1989	919.61	1,007.77	844.75	909.72	2.0		13.9
1990	908.59	928.77	566.27	696.11	2.2		12.8
1991	679.75	763.10	586.51	610.92	2.6		11.2
1992	624.23	691.48	459.07	678.44	2.2		10.9
1993	697.41	874.10	605.93	866.18	1.6		12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2		16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2		16.4
1996	888.85	986.84	651.22	651.22	1.3		17.8
1997	653.79	792.29	350.68	376.31	1.5		17.0
1998	385.49	579.86	280.00	562.46	1.9		10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1		13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	(3)	18.6	(3)
2001	520.95	704.50	468.76	693.70	2.0	(3)	14.2	(3)
2002	724.95	937.61	584.04	829.44	1.4	(3)	17.9	(3)
2003	653.17	822.16	515.24	810.71	2.1	(3)	11.7	(3)
2004	821.26	936.06	719.59	895.92	2.6	(3)	7.1	(3)
2005 (through May 20)	893.71	1,022.79	870.84	952.19	N/A		N/A

Source: KRX

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the KRX Stock Market. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the KRX, and companies which received disqualified opinion from external auditors.
      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.
      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

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
      Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX Stock Market. See “Additional Information Taxation — Korean Taxation”.

      The following table sets forth the number of companies listed on the KRX Stock Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization
	on the Last Day of Each Period
						Average Daily Trading Volume & Value
	Number of
	Listed	(Millions of		(Thousands of		Thousands	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)		of Shares	Won)		Dollars)(1)

1980	352	W	2,526,553	US$	3,828,691	5,654	W	3,897	US$	5,905
1981	343		2,959,057		4,224,207	10,565		8,708		12,433
1982	334		3,000,494		4,407,711	9,704		6,667		8,904
1983	328		3,489,654		4,386,743	9,325		5,941		7,468
1984	336		5,148,460		6,222,456	14,847		10,642		12,862
1985	342		6,570,404		7,380,818	18,925		12,315		13,834
1986	355		11,994,233		13,924,115	31,755		32,870		38,159
1987	389		26,172,174		33,033,162	20,353		70,185		88,584
1988	502		64,543,685		94,348,318	10,367		198,364		289,963
1989	626		95,476,774		140,489,660	11,757		280,967		414,431
1990	669		79,019,676		110,301,055	10,866		183,692		256,500
1991	686		73,117,833		96,182,364	14,022		214,263		281,850
1992	688		84,711,982		107,502,515	24,028		308,246		391,175
1993	693		112,665,260		139,419,948	35,130		574,048		676,954
1994	699		151,217,231		191,729,721	36,862		776,257		984,223
1995	721		141,151,399		182,201,367	26,130		487,762		629,614
1996	760		117,369,988		139,031,021	26,571		486,834		575,733
1997	776		70,988,897		50,161,742	41,525		555,759		392,707
1998	748		137,798,451		114,090,455	97,716		660,429		471,432
1999	725		349,503,966		305,137,040	278,551		3,481,620		3,039,654
2000	704		188,041,490		150,162,898	306,163		2,602,211		2,078,028
2001	689		225,850,076		194,784,979	473,241		1,997,420		1,520,685
2002	683		258,680,756		218,167,122	851,242		3,041,592		2,414,362
2003	684		355,362,626		297,960,530	542,010		2,216,636		1,858,580
2004	683		412,588,138		427,069,982	372,894		2,232,108		2,310,455
2005 (through May 24)	655		442,054,261		445,148,641	458,023		2,515,201		2,532,808

Source: KRX

(1)	Converted at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.
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
      Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the KRX Stock Market nor the KRX KOSDAQ Market and in bonds which are not listed.
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
      When a customer places a sell order with a securities company which is not a member of the KRX and this securities company places a sell order with another securities company which is a member of the KRX, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.
      Under the Korean Securities and Exchange Act, the KRX is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the KRX breaches its obligation in connection with a buy order, the KRX is obliged to pay the purchase price on behalf of the breaching member.
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
      Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of May 20, 2005, 82,276,711 common shares were issued, of which 8,662,415 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
Board of Directors
      Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request of three or more directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the outside directors is required for certain matters, which includes:

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

      In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2004, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 73.6 billion.
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
      Under the Korean Commercial Code and our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders only if (1) the new shares are issued for the purpose of issuing depositary receipts in accordance with the relevant regulations or through an offering to public investors and (2) the purpose of such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology for the improvement of our financial condition. Under our articles of incorporation, only our board of directors is authorized to set the terms and conditions with respect to such issuance of new shares.
      In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400 billion, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.
      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of December 31, 2004, approximately 0.46% of the issued shares were held by members of our employee stock ownership association.

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
Rights of Dissenting Shareholders
      In some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KRX Stock Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the KRX Stock Market for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily share price on the KRX Stock Market for the one week period before such date of the adoption of the relevant resolution. However, the Financial Supervisory Commission of Korea may adjust this price if we or 30.0% or more of dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.
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
      Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission of Korea and the KRX (1) an annual securities report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial supervisory Commission of Korea and the KRX.
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
      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.
Restrictions Applicable to Shares
      Pursuant to the Telecommunications Business Law, the maximum aggregate foreign shareholding in us is limited to 49.0%. See “Information on the Company — Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by nonresidents or non-Koreans. See “— Korean Foreign Exchange Controls and Securities Regulations”.
Acquisition of Shares by Us
      Under the Korean Commercial Code, we may not acquire our own shares except in limited circumstances, such as a reduction in capital. However, we may acquire our own shares under the relevant provisions of the Securities and Exchange Act. In such cases, we may acquire shares through purchases on the KRX Stock Market or through a tender-offer after filing the required report with the Financial Supervisory Commission of Korea and the KRX. We may also acquire interests in our own shares through agreements with trust companies, securities investment companies and securities investment trust companies after filing a report with the Financial Supervisory Commission and the KRX. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.
      Under the Korean Commercial Code, except in the case of a reduction in capital, we must resell or transfer any shares we acquire to a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our shares. Under the Korean Securities and Exchange Act, we are subject to certain selling restrictions for the shares we acquire. In the case of a reduction in capital, we must immediately cancel the shares we acquire. On October 26, 2001, in accordance with the approval of our board of directors, we announced plans to establish trust funds with four Korean banks with a total funding of won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. For more details on the trust funds, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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
      If a distribution by us consists of a dividend in, or free distribution of, non-voting shares, the ADR depositary will deposit the non-voting shares under a non-voting shares deposit agreement to be entered into among us, the ADR depositary and all holders and beneficial owners of depositary shares. The ADR depositary will deliver to you, in proportion to your holdings of ADSs, depositary shares issued under the non-voting shares deposit agreement representing the number of non-voting shares received as such dividend or distribution. If the ADR depositary deems such distribution for any reason is not feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem equitable and practicable, including by public or private sale of all or part of the nonvoting shares received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole depositary shares. We are not obligated to list depositary shares representing non-voting shares on any exchange.
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
MATERIAL CONTRACTS
      We did not enter into any material contracts during the period from January 1, 2002 through May 31, 2005, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group see “Major Shareholders and Related Party Transactions — Related Party Transactions”. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Operating and Financial Review and Prospects  — Capital Requirements and Resources”.
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
Reporting Requirements for Holders of Substantial Interests
      Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Supervisory Commission of Korea and the KRX within five business days after reaching the 5.0% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Supervisory Commission of Korea and KRX within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

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
Restrictions Applicable to Shares
      As a result of amendments to the Foreign Exchange Transaction Laws and the regulations of Financial Supervisory Commission of Korea, together referred to as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX Stock Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX Stock Market or the KRX KOSDAQ Market only through the KRX Stock Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others:

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
      For over-the-counter transactions of shares between foreigners outside the KRX Stock Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX Stock Market or the KRX KOSDAQ Market must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from securities companies with respect to shares which are subject to a foreign ownership limit.
      The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the KRX Stock Market or the KRX KOSDAQ Market (including Converted Shares) and shares being publicly offered for initial listing on the KRX Stock Market or the KRX KOSDAQ Market to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company or financial institution in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing in Korea for six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.
      Upon a foreign investor’s purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the KRX Stock Market and the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, such acquisition or sale of shares must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX Stock Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX Stock Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.
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
      Under the Foreign Exchange Transaction Laws, a foreign investor who intends to make a portfolio investment in shares of a Korean company listed on the KRX Stock Market or the KRX KOSDAQ Market must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.
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
      Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the KRX Stock Market nor the KRX KOSDAQ Market and in bonds which are not listed.
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
      When a customer places a sell order with a securities company which is not a member of the KRX and this securities company places a sell order with another securities company which is a member of the KRX, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.
      Under the Securities and Exchange Act, the KRX is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the KRX breaches its obligation in connection with a buy order, the KRX is obliged to pay the purchase price on behalf of the breaching member.
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
U.S. Federal Income Tax Consequences
      The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of American Depository Shares of the Company (“ADSs”) or shares of common stock of the Company.
      This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.
Scope of This Disclosure

Authorities
      This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between The United States Of America And The Republic Of Korea For The Avoidance Of Double Taxation, as amended (the “Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders
      For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or shares of common stock of the Company that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders
      For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of ADSs or shares of common stock of the Company other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
      This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own ADSs or shares of common stock of the Company as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired ADSs or shares of common stock of the Company in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold ADSs or shares of common stock of the Company other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.
      If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds ADSs or shares of common stock of the Company, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
      This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.
U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of ADSs or Shares of SK Telecom

Treatment of ADSs
      A U.S. Holder of ADSs should be treated, for U.S. federal income tax purposes, as the owner of such U.S. Holder’s proportionate interest in the shares of common stock of the Company held by the ADR depositary (or its custodian) that are represented and evidenced by such ADSs.

Distributions

General Taxation of Distributions
      A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the ADSs or shares of common stock of the Company will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the ADSs or shares of common stock of the Company and, (b) thereafter, as gain from the sale or exchange of such ADSs or shares of common stock of the Company. (See more detailed discussion at “Disposition of ADSs or Shares of Common Stock of the Company” below).

Reduced Tax Rates for Certain Dividends
      For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on ADSs or shares of common stock of the Company that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date”.
      The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Tax Convention, or (c) the ADSs or shares of common stock of the Company are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.
      As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although the Company expects that it should be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.
      If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency
      The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction
      Dividends paid on the ADSs or shares of common stock of the Company generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition
      A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of ADSs or shares of common stock of the Company in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the ADSs or shares of common stock of the Company sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the ADSs or shares of common stock of the Company are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of ADSs or shares of common stock of the Company generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).
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

Foreign Tax Credit
      A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the ADSs or shares of common stock of the Company generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
      Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax
      Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, ADSs or shares of common stock of the Company generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
Additional Rules that May Apply to U.S. Holders
      If the Company is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.
      The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
      For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
      If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”
      Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of ADSs or shares of common stock of the Company, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the ADSs or shares of common stock of the Company, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the ADSs or shares of common stock of the Company. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the ADSs or shares of common stock of the Company generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

      A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.
      A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the ADSs or shares of common stock of the Company are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the ADSs or shares of common stock of the Company as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such ADSs or shares of common stock of the Company. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the ADSs or shares of common stock of the Company over (b) the fair market value of such ADSs or shares of common stock of the Company as of the close of such taxable year.
      The Company does not believe that it was a PFIC for the taxable year ended December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.
      The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ADSs or shares of common stock of the Company.
Korean Taxation
      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.
Dividends on the Shares or ADSs
      We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% will apply.
      In order to obtain the benefits of a reduced withholding tax rate under the treaty, you must submit to us, prior to the dividend payment date, such residence as may be required by the Korean tax authorities. Residence may be submitted to us through the ADR depositary. In addition, on or after July 1, 2002, to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your country of tax residence. Excess taxes withheld are generally not recoverable, even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.
      If we distribute to you free shares representing transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be regarded as dividend and, as such, subject to Korean withholding tax.

Taxation Of Capital Gains
      You may be exempt from Korean taxation on capital gains from the shares, if you have owned, together with certain related parties, less than 25.0% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX Stock Market. As for the ADSs, according to a ruling issued by Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Tax Benefit Limitation Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation, if listed or registered and sold through an overseas securities exchange having functional similarity to the KRX Stock Market or the KRX KOSDAQ Market under the Korean Securities and Futures Exchange Act.
      If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 27.5% of the net capital gains. Under the Korea-United States Tax Treaty, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our Shares or ADSs, subject to certain exceptions.
      If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the KRX Stock Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the ADR depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller’s residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.
Inheritance Tax And Gift Tax
      If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether you will be treated as the owner of the shares underlying the ADSs for Korean inheritance and gift tax purposes. If you are treated as the owner of the shares, the heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%.
      If you die while holding a share or donate a share, the heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

Securities Transaction Tax
      You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agricultural and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the KRX Stock Market. If your transfer is not made on the KRX Stock Market, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agricultural and fishery special tax.
      According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. Moreover, to date, the imposition of securities transaction tax has not been enforced on the transfers of ADSs. However, the Ministry of Finance and Economy recently issued a ruling on February 25, 2004 to the Korean National Tax Service, holding that depositary shares fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the Ministry of Finance and Economy treats the transfers of depositary shares the same as the transfer of the underlying Korean shares. Under Korean tax laws, transfers of depositary shares listed or registered on the New York Stock Exchange, Nasdaq National Market, or other foreign exchanges designated by the Ministry of Finance and Economy (which are the Tokyo Stock Exchange, London Stock Exchange, Deutsche Stock Exchange, and a stock exchange with functions similar to (i), (ii) or (iii) above, on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Korean Securities and Exchange Act) will be exempted from the securities transaction tax.
      Securities transaction tax, if applicable, must be paid in principle by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, the settlement company is generally required to withhold and pay the tax to the tax authority. When the transfer is made through a securities company, the securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.
      The failure to pay the securities transaction tax will result in a penalty of 10% of the tax amount due, plus interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.
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
      Documents filed with this report and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea.
Item. 11     Quantitative and Qualitative Disclosures about Market Risk
Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate and Interest Rate Risks
      We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. In the first quarter of 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. In addition, we have entered into a currency swap contract with a bank to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amount of US$329,450 thousand issued on May 27, 2004. See note 23 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.
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

Exchange Rate Risk
      Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 9.1% or Won 66.4 billion as of December 31, 2004.

Interest Rate Risk
      We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities of as of December 31, 2004:

	Maturities

	2005		2006		2007		2008		2009		Thereafter		Total		Fair Value

	(In billions of Won, except for percentage data)
Local currency:
Fixed rate	W	898.3	W	788.8	W	687.7	W	297.0	W	297.2	W	187.8	W	3,156.8	W	3,277.0
Average weighted rate(1)		4.90%		5.50%		5.57%		5.00%		5.00%		3.00%
Variable rate		—		—		—		—		—		—		—
Average weighted rate(1)

Sub-total	W	898.3	W	788.8	W	687.7	W	297.0	W	297.2		187.8	W	3,156.8	W	3,277.0

Foreign currency:
Fixed rate	W	25.5		—		—		—		323.7		309.6	W	658.8	W	696.0
Average weighted rate(1)		2.51%		0.00%		0.00%		0.00%		0.00%		4.25%
Variable rate	W	—	W	—	W	—		—		—		—	W	—	W	—
Average weighted rate(1)		0.00%		0.00%		0.00%		0.00%		0.00%		0.00%

Sub-total	W	25.5	W	—	W	—		—	W	323.7	W	309.6	W	658.8	W	696.0

Total	W	923.8	W	788.8	W	687.7	W	297.0	W	620.9	W	497.4	W	3,815.6	W	3,973.0

(1)	Weighted average rates of the portfolio at the period end.
      A 1.0% change in interest rates would result in a change of approximately 2.72% in the fair value of our liabilities resulting in a Won 96.4 billion change in their value as of December 31, 2004 and a Won 255 million annualized change in interest expenses.

Item. 12     Description of Securities other than Equity Securities
      Not applicable.
Item. 13     Defaults, Dividend Arrearage and Delinquencies
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
      As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (the “Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
Changes In Internal Controls Over Financial Reporting
      During the period covered by this annual report on Form 20-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item. 16A     Audit Committee Financial Expert
      The board of directors has determined that Dae Sik Kim is an “audit committee financial expert” and “independent” as defined under the applicable rules of the Securities and Exchange Commission. See “Directors, Senior Management and Employees — Board Practices — Audit Committee” for additional information regarding our Audit Committee.

Item. 16B     Code of Ethics
Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller
      We have a code of ethics that applies to our Chief Executive Officer, senior accounting officers and employees. We also have internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. A copy of the Company’s code of ethics is attached to this annual report as Exhibit 11.1.
Item. 16C     Principal Accountant Fees and Services
      The table sets forth the fees we paid to our independent auditors, Deloitte HanaAnjin LLC (formerly “Deloitte & Touche LLC (Hana)”) for the year ended December 31, 2004 and 2003, respectively, and Ahn Kwon & Co. for the year ended December 31, 2002:

Years Ended December 31,

	2004		2003		2002

(In millions of Won)
Audit	W	841.3 million	W	727.7 million	W	913.9 million
Audit Related	W	127.7 million	W	13.7 million	W	122.0 million
Tax	W	110.1 million	W	143.0 million	W	74.7 million
All Other Fees	W	2,418.0 million	W	12,006.2 million	W	11,058.4 million

Total	W	3,497.1 million	W	12,890.6 million	W	12,169.0 million

      “Audit Fees” are the aggregate fees billed by Deloitte HanaAnjin LLC in 2004 and 2003, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
      “Audit-Related Fees” are fees charged by Deloitte HanaAnjin LLC in 2004 and 2003, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.
      “Tax Fees” are fees for professional services rendered by Deloitte HanaAnjin LLC in 2004 and 2003, respectively, for tax compliance, tax advice on actual or contemplated transactions.
      Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte HanaAnjin LLC in 2004 and 2003, respectively, primarily for business consulting.
Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors
      Our audit committee pre-approves all audit services to be provided by Deloitte HanaAnjin LLC, our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the Securities and Exchange Commission and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm.
      Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

Item. 16D     Exemptions from the Listing Standards for Audit Committees
      Not applicable.
Item. 16E     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
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

				Total Number of	Maximum Number
	Total			Shares Purchased as	of Shares that May
	Number of	Average		Part of Publicly	Yet be Purchased
	Shares	Price Paid		Announced Plans	Under the Plans
Period	Purchased	Per Share		or Programs	or Programs

January	—	W	—	—	—
February	12	W	173,500	—	—
March	—	W	—	—	—
April	—	W	—	—	—
May	—	W	—	—	—
June	—	W	—	—	—
July	—	W	—	—	—
August	—	W	—	—	—
September	—	W	—	—	—
October	—	W	—	—	—
November	—	W	—	—	—
December	—	W	—	—	—

Total	12	W	—	—	—

      We exchanged 29,808,333 shares of KT Corporation’s common stock at Won 50,900 per share for 8,266,923 shares of our common stock at Won 224,000 per share and settled the difference of Won 334.5 billion between the aggregate sale and purchase prices in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between us and KT Corporation dated November 14, 2002. Of the 8,266,923 shares of our common stock exchanged, 4,457,635 shares of our common stock were subsequently cancelled and 3,809,288 shares were designated as treasury stock for use in future mergers and acquisitions transactions and strategic alliances or for other corporate purposes to be determined by us. As a result of the share swap, all crossshareholdings between KT Corporation and us have been completely eliminated.
      In late May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’

conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004.
Item. 17     Financial Statements
Item. 18     Financial Statements
      Not applicable.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm of Deloitte HanaAnjin LLC for the years ended December 31, 2002, 2003 and 2004	F-3
Consolidated Balance Sheets as of December 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Income for the Years Ended December 31, 2002, 2003 and 2004	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004	F-11
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2002, 2003 and 2004	F-9
Notes to Consolidated Financial Statements	F-15

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2003 and 2004 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.
      We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2002, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and its subsidiaries at December 31, 2002, 2003 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
      Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.
      As described in Note 29(a) to the accompanying consolidated financial statements, the Company, together with KT Corporation and HanaroTelecom, acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, as a result of the decision of the Committee of Information and Communication Policy of the Republic of Korea dated January 20, 2005. With regard to this service, the Company made a contribution of W117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005.
      As described in Note 29(b) to the accompanying consolidated financial statements, in accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘SK-EarthLink’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication services across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. SK-EarthLink plans to launch cellular voice and data services across the United States of America by the third quarter of 2005 by renting networks from network operators throughout the United States of America, also known as partial mobile virtual network operator (MVNO) system.
      As described in Note 29(d) to the accompanying consolidated financial statements, in accordance with the resolution of the Company’s board of directors dated May 3, 2005, the Company decided to sell 4,542,000 shares of 6,747,421 shares of SK Teletech Co., Ltd. (“SKTT”) held by the Company, representing 60% of the total outstanding common stock of SKTT for a total selling price of W300 billion (W66,050 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result of such trade, the Company’s ownership in SKTT will decrease from 89.1% to 29.1% and the Company’s management rights of SKTT is expected to be transferred to Curitel Communications, Inc. by the end of June 2005.

      Accounting principles generally accepted in the Republic of Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the determination of net income for the years ended December 31, 2002, 2003 and 2004 and the determination of shareholders’ equity and financial position as of December 31, 2002, 2003 and 2004 to the extent summarized in Notes 30 and 31 to the consolidated financial statements.
/s/ DELOITTE HANAANJIN LLC
May 16, 2005
Seoul, Korea

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

	In millions of Korean won						In thousands of
							U.S. dollars
							(Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 12)	W	664,117	W	317,488	W	370,630	$358,062
Short-term financial instruments (Notes 12 and 20)		202,905		154,922		12,730	12,298
Trading securities (Notes 2 and 3)		754,219		893,217		654,779	632,576
Current portion of long-term investment securities (Notes 2 and 3)		70,267		85,861		3,709	3,583
Accounts receivable — trade, net of allowance for doubtful accounts of W60,542 million, W65,327 million and W71,090 million at December 31, 2002, 2003 and 2004, respectively (Notes 2 ,12 and 22)		1,442,135		1,579,153		1,720,201	1,661,869
Accounts receivable — other, net of allowance for doubtful accounts of W23,355 million, W16,768 million and W15,622 million at December 31, 2002, 2003 and 2004, respectively (Notes 2, 12 and 22)		852,873		867,120		1,406,553	1,358,857
Inventories (Notes 2 and 21)		27,460		31,516		52,321	50,547
Short-term loans and other (Note 5)		99,748		140,248		169,770	164,014

Total Current Assets		4,113,724		4,069,525		4,390,693	4,241,806

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 11, 20 and 21)		4,569,417		4,641,547		4,703,922	4,544,413
Intangible assets (Notes 2 and 7)		3,721,235		3,674,944		3,522,903	3,403,442
Long-term investment securities (Notes 2 and 3)		1,394,697		879,193		948,101	915,951
Equity securities accounted for using the equity method (Notes 2 and 4)		81,247		183,709		304,028	293,718
Long-term bank deposits (Note 20)		177		352		10,351	10,000
Long-term loans, net of allowance for doubtful accounts of W19,486 million, W19,552 million and W19,273 million at December 31, 2002, 2003 and 2004, respectively (Notes 2 and 5)		52,688		40,819		30,442	29,410
Guarantee deposits (Notes 12 and 22)		249,331		270,255		289,015	279,215
Other		46,194		57,873		83,903	81,058

Total Non-Current Assets		10,114,986		9,748,692		9,892,665	9,557,207

TOTAL ASSETS	W	14,228,710	W	13,818,217	W	14,283,358	$13,799,013

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

	In millions of Korean won						In thousands of
							U.S. dollars
							(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 12 and 22)	W	1,697,502	W	1,317,162	W	1,205,682	$1,164,798
Short-term borrowings (Note 12)		687,296		786,096		425,496	411,068
Income taxes payable		383,900		402,559		273,495	264,221
Accrued expenses (Note 12)		408,521		420,995		394,354	380,982
Current portion of long-term debt (Notes 8, 9 and 11)		922,209		1,364,264		498,278	481,382
Current portion of facility deposits		18,415		12,881		13,405	12,950
Other		185,543		226,953		256,183	247,495

Total Current Liabilities		4,303,386		4,530,910		3,066,893	2,962,896

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,908,496		2,261,868		2,891,843	2,793,781
Long-term borrowings (Note 9)		10,284		1,633		—	—
Facility deposits (Note 10)		46,850		44,197		31,440	30,374
Long-term payables — other, net of present value discount of W98,017 million, W85,881 million and W72,663 million at December 31, 2002, 2003 and 2004, respectively (Note 2)		551,983		564,119		577,337	557,760
Obligations under capital leases (Notes 2, 11 and 12)		121		—		—	—
Accrued severance indemnities, net (Note 2)		48,519		67,824		80,984	78,238
Deferred income tax liabilities (Notes 2 and 17)		104,770		226,029		306,052	295,674
Long-term currency swap (Notes 2 and 23)		—		—		96,743	93,462
Guarantee deposits received and other (Note 22)		22,401		27,790		26,322	25,429

Total Long-Term Liabilities		3,693,424		3,193,460		4,010,721	3,874,718

Total Liabilities		7,996,810		7,724,370		7,077,614	6,837,614

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,576		44,639		44,639	43,125
Capital surplus (Note 13)		2,884,382		2,911,556		2,968,301	2,867,647
Retained earnings (Note 14)		4,873,205		5,139,911		6,152,898	5,944,255
Capital adjustments:
Treasury stock (Note 15)		(2,192,449)		(2,047,103)		(2,047,105)	(1,977,688)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		(104,117)		(160,622)		(92,975)	(89,822)
Equity in capital adjustment of affiliates (Notes 2 and 4)		(5,171)		42,581		134,376	129,819
Loss on valuation of currency swap (Notes 2 and 23)		—		—		(49,452)	(47,775)
Stock options (Notes 2 and 16)		2,452		3,741		4,833	4,669
Foreign-based operations’ translation adjustment (Note 2)		3,515		3,159		(7,969)	(7,699)
Minority interest in equity of consolidated subsidiaries (Note 2)		725,507		155,985		98,198	94,868

Total Shareholders’ Equity		6,231,900		6,093,847		7,205,744	6,961,399

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	W	14,228,710	W	13,818,217	W	14,283,358	$13,799,013

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

	In millions of Korean won, except for						In thousands of
	income per share						U.S. dollars,
							except for
							income per
							share
							(Note 2)
OPERATING REVENUE (Notes 2, 22 and 28)	W	9,323,993	W	10,272,081	W	10,570,615	$10,212,168
OPERATING EXPENSES (Notes 2, 20 and 22)
Labor cost		(318,346)		(407,243)		(464,778)	(449,017)
Commissions paid (Note 22)		(1,964,797)		(2,314,558)		(2,812,318)	(2,716,953)
Depreciation and amortization (Notes 6 and 7)		(1,435,041)		(1,510,545)		(1,607,478)	(1,552,969)
Network interconnection (Note 28)		(752,144)		(771,553)		(913,688)	(882,705)
Leased line		(280,113)		(306,527)		(375,227)	(362,503)
Advertising		(448,784)		(376,424)		(352,877)	(340,911)
Cost of goods sold		(509,055)		(560,859)		(479,257)	(463,006)
Other		(818,070)		(919,265)		(1,125,243)	(1,087,086)

Sub-total		(6,526,350)		(7,166,974)		(8,130,866)	(7,855,150)

OPERATING INCOME		2,797,643		3,105,107		2,439,749	2,357,018

OTHER INCOME:
Interest		86,013		86,485		80,459	77,731
Dividends		207		25,923		23,843	23,034
Commissions		73,515		80,180		26,891	25,979
Foreign exchange and translation gains (Note 2)		41,439		6,131		20,559	19,862
Gain on disposal and valuation of trading securities (Note 2)		11,893		188		2,548	2,462
Gain on disposal of property, equipment and intangible assets		1,206		2,750		2,067	1,997
Gain on transaction of currency swap (Notes 2 and 23)		—		—		2,850	2,753
Equity in earnings of affiliates (Notes 2 and 4)		813		—		—	—
Other		44,070		59,787		40,202	38,839

		259,156		261,444		199,419	192,657

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME — (Continued)
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

	In millions of Korean won, except for						In thousands of
	income per share						U.S. dollars,
							except for
							income per
							share
							(Note 2)
OTHER EXPENSES:
Interest and discounts		(311,132)		(391,482)		(303,410)	(293,121)
Donations		(127,517)		(91,487)		(89,232)	(86,206)
Foreign exchange and translation losses (Note 2)		(13,547)		(10,230)		(9,074)	(8,766)
Loss on disposal and valuation of trading securities (Note 2)		—		(3,974)		(232)	(224)
Loss on disposal and impairment of property, equipment and intangible assets (Notes 2 and 3)		(221,681)		(13,784)		(19,208)	(18,557)
Loss on impairment of long-term investment securities (Notes 2, 3 and 27)		(68,882)		(5,749)		(33,654)	(32,513)
Loss on disposal of investment assets		(51,618)		(45,403)		(1,539)	(1,487)
Loss on transaction and valuation of currency swap (Notes 2 and 23)		—		—		(15,818)	(15,282)
Equity in losses of affiliates (Notes 2 and 4)		—		(6,975)		(11,954)	(11,549)
Other		(44,158)		(43,131)		(31,872)	(30,792)

		(838,535)		(612,215)		(515,993)	(498,497)

ORDINARY INCOME		2,218,264		2,754,336		2,123,175	2,051,178
EXTRAORDINARY GAIN		504		—		—	—

				.
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		2,218,768		2,754,336		2,123,175	2,051,178
INCOME TAXES (Notes 2 and 17)		(698,507)		(789,059)		(629,761)	(608,406)

INCOME BEFORE MINORITY INTEREST		1,520,261		1,965,277		1,493,414	1,442,772
MINORITY INTEREST IN NET LOSS (GAIN) OF CONSOLIDATED SUBSIDIARIES		(33,110)		823		(1,935)	(1,869)

NET INCOME	W	1,487,151	W	1,966,100	W	1,491,479	$1,440,903

NET INCOME PER SHARE (Notes 2 and 18) (In Korean won and U.S. dollars)	W	17,647	W	26,187	W	20,261	$19.57

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2002, 2003 and 2004

	Common		Capital		Retained			Capital	Minority		Shareholders’
	Stock		Surplus		Earnings			Adjustments	Interest		Equity

	(In millions of Korean won)
Balance, January 1, 2002	W	44,576	W	3,449,698	W	3,443,319	W	(1,492,634)	W	704,345	W	6,149,304
Net income		—		—		1,487,151		—		—		1,487,151
Treasury stock transactions (Notes 13 and 15)		—		81,984		—		(766,597)		—		(684,613)
Cash dividends paid (Note 19)		—		—		(57,265)		—		—		(57,265)
Excess unallocated purchase price (Note 13)		—		(647,025)		—		—		—		(647,025)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		—		—		—		(28,327)		—		(28,327)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(275)		—		(12,513)		—		(12,788)
Stock compensation plans (Notes 2 and 16)		—		—		—		1,492		—		1,492
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		2,809		—		2,809
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		21,162		21,162

Balance, December 31, 2002		44,576		2,884,382		4,873,205		(2,295,770)		725,507		6,231,900

Net income		—		—		1,966,100		—		—		1,966,100
Acquisition of treasury stock (Note 15)		—		—		—		(1,379,337)		—		(1,379,337)
Retirement of treasury stock (Note 15)		—		—		(1,545,281)		1,524,683		—		(20,598)
Cash dividends paid (Note 19)		—		—		(151,739)		—		—		(151,739)
Excess unallocated purchase price (Note 13)		—		(230)		—		—		—		(230)
Issuance of common stock for the merger with SK IMT Co., Ltd. (Note 13)		63		31,809		—		—		—		31,872
Gain on disposal of investments in common stock of subsidiary		—		58		—		—		—		58
Equity in beginning retained earnings change of affiliates (Notes 2 and 4)		—		—		(33)		—		—		(33)
Cumulative effect of an accounting change (Note 2)		—		—		(2,341)		—		(515)		(2,856)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		—		—		—		(56,505)		—		(56,505)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(4,463)		—		47,752		—		43,289
Stock compensation plans (Notes 2 and 16)		—		—		—		1,289		—		1,289
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(356)		—		(356)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(569,007)		(569,007)

Balance, December 31, 2003		44,639		2,911,556		5,139,911		(2,158,244)		155,985		6,093,847

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)
Years Ended December 31, 2002, 2003 and 2004

	Common		Capital		Retained			Capital	Minority		Shareholders’
	Stock		Surplus		Earnings			Adjustments	Interest		Equity

	(In millions of Korean won)
Balance, January 1, 2004		44,639		2,911,556		5,139,911		(2,158,244)		155,985		6,093,847
Net income		—				1,491,479		—		—		1,491,479
Cash dividends paid (Note 19)		—		—		(404,878)		—		—		(404,878)
Cash dividends paid (interim) (Note 19)		—		—		(73,614)		—		—		(73,614)
Excess unallocated purchase price (Note 13)		—		(77)		—		—		—		(77)
Consideration for conversion rights (Notes 2 and 13)		—		67,279		—		—		—		67,279
Acquisition of treasury stock (Note 15)		—		—		—		(2)		—		(2)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(10,457)		—		91,795		—		81,338
Unrealized gain on valuation of long-term investment securities (Notes 2 and 3)		—		—		—		67,647		—		67,647
Loss on valuation of currency swap		—		—		—		(49,452)		—		(49,452)
Stock compensation plans (Notes 2 and 16)		—		—		—		1,092		—		1,092
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(11,128)		—		(11,128)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(57,787)		(57,787)

Balance, December 31, 2004	W	44,639	W	2,968,301	W	6,152,898	W	(2,058,292)	W	98,198	W	7,205,744

	(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2004		$43,125		$2,812,826		$4,965,618		$(2,085,058)		$150,696		$5,887,207
Net income		—		—		1,440,903		—		—		1,440,903
Cash dividends paid		—		—		(391,149)		—		—		(391,149)
Cash dividends paid (interim)		—		—		(71,117)		—		—		(71,117)
Excess unallocated purchase price		—		(74)		—		—		—		(74)
Consideration for conversion rights		—		64,998		—		—		—		64,998
Acquisition of treasury stock		—		—		—		(2)		—		(2)
Equity in capital surplus and capital adjustment changes of affiliates		—		(10,103)		—		88,682		—		78,579
Unrealized gain on valuation of long-term investment securities		—		—		—		65,353		—		65,353
Loss on valuation of currency swap		—		—		—		(47,775)		—		(47,775)
Stock compensation plans		—		—		—		1,055		—		1,055
Foreign-based operations’ translation adjustment		—		—		—		(10,751)		—		(10,751)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(55,828)		(55,828)

Balance, December 31, 2004		$43,125		$2,867,647		$5,944,255		$(1,988,496)		$94,868		$6,961,399

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 AND 2004

	2002		2003		2004		2004

	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	W	1,487,151	W	1,966,100	W	1,491,479	$1,440,903

Expenses not involving cash payments:
Depreciation and amortization		1,543,335		1,649,902		1,752,530	1,693,102
Provision for severance indemnities		45,509		65,375		58,151	56,179
Provision for bad debts		20,981		23,304		43,144	41,681
Foreign currency translation loss		5,397		2,546		2,179	2,105
Loss on disposal and valuation of trading securities		—		3,974		232	224
Loss on disposal and impairment of property, equipment and intangible assets		221,681		13,784		19,208	18,557
Loss on impairment of long-term investment securities		68,882		5,749		33,654	32,513
Loss on disposal of investment assets		51,618		45,403		1,539	1,487
Loss on transaction and valuation of currency swap		—		—		15,818	15,282
Equity in losses of affiliates		—		6,975		11,954	11,549
Minority interest in net gain of consolidated subsidiaries		33,110		—		1,935	1,869
Amortization of discounts on bonds and other		51,630		73,655		46,274	44,704

Sub-total		2,042,143		1,890,667		1,986,618	1,919,252

Income not involving cash receipts:
Reversal of allowance for doubtful accounts		(6,365)		(1,555)		(759)	(733)
Foreign currency translation gain		(30,282)		(668)		(3,367)	(3,253)
Gain on disposal and valuation of trading securities		(11,893)		(188)		(2,548)	(2,462)
Gain on disposal of property, equipment and intangible assets		(1,206)		(2,750)		(2,067)	(1,997)
Gain on transaction of currency swap		—		—		(2,850)	(2,753)
Equity in earnings of affiliates		(813)		—		—	—
Minority interest in net loss of consolidated subsidiaries		—		(823)		—	—
Other		(7,812)		(14,046)		(14,133)	(13,654)

Sub-total		(58,371)		(20,030)		(25,724)	(24,852)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2002, 2003 AND 2004

	2002	2003	2004	2004

	In millions of Korean won			In thousands
				of U.S. dollars
				(Note 2)
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	(277,685)	(159,160)	(170,891)	(165,096)
Accounts receivable — other	224,640	(48,789)	(552,343)	(533,613)
Inventories	39,092	(4,056)	(20,982)	(20,271)
Other current assets	(30,764)	(30,417)	(5,549)	(5,360)
Accounts payable	614,005	(396,700)	(90,977)	(87,892)
Income taxes payable	12,946	(11,597)	(125,430)	(121,177)
Accrued expenses	67,026	24,385	(26,622)	(25,719)
Current portion of facility deposits	3,801	(3,418)	2,580	2,493
Other current liabilities	125,767	49,194	22,608	21,841
Deferred income taxes	81,963	120,879	78,356	75,699
Severance indemnity payments	(20,378)	(24,516)	(27,582)	(26,647)
Deposits for group severance indemnities and other deposits	(43,521)	(24,727)	(19,489)	(18,828)
Transfer of accrued severance indemnities from affiliates and related companies	—	955	—	—

Sub-total	796,892	(507,967)	(936,321)	(904,570)

Net Cash Provided by Operating Activities	4,267,815	3,328,770	2,516,052	2,430,733

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2002, 2003 AND 2004

	2002		2003		2004		2004

	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term financial instruments	W	231,219	W	95,123	W	90,034	$86,981
Decrease (increase) in trading securities		(103,256)		(137,618)		240,204	232,059
Decrease (increase) in short-term loans		24,474		(8,533)		33,019	31,899
Decrease (increase) in long-term bank deposits		21		(350)		(9,999)	(9,660)
Proceeds from sale of current portion of long-term investment securities		—		70,267		85,861	82,949
Proceeds from sale of long-term investment securities		1,084,945		762,896		17,658	17,059
Proceeds from sale of equity securities accounted for using the equity method		53,230		3,510		1,023	988
Decrease in long-term loans		19,920		9,980		4,746	4,585
Decrease in guarantee deposits		77,490		67,410		22,096	21,347
Proceeds from disposal of property and equipment		23,211		12,828		10,116	9,773
Proceeds from disposal of intangible assets		1,198		2,248		2,291	2,213
Acquisition of long-term investment securities		(2,062,355)		(437,076)		(54,132)	(52,296)
Acquisition of equity securities accounted for using the equity method		(208,913)		(7,158)		(21,086)	(20,371)
Increase in long-term loans		(24,376)		(15,578)		(35,291)	(34,094)
Increase in guarantee deposits		(55,986)		(88,223)		(40,957)	(39,568)
Increase in other non-current assets		(22,022)		(3,332)		(46,556)	(44,976)
Acquisition of property and equipment		(2,024,655)		(1,647,639)		(1,631,941)	(1,576,602)
Acquisition of intangible assets		(77,580)		(56,745)		(72,376)	(69,922)
Acquisition of minority interest		—		(36,442)		(64,247)	(62,068)

Net Cash Used in Investing Activities		(3,063,435)		(1,414,432)		(1,469,537)	(1,419,704)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2002, 2003 AND 2004

	2002		2003		2004		2004

	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	W	91,942	W	108,669	W	—	$—
Issuance of bonds payable		1,166,451		688,737		1,205,727	1,164,841
Increase in long-term borrowings		24,682		13,532		—	—
Payment of short-term borrowings		(578,696)		(12,087)		(359,133)	(346,955)
Payment of current portion of long-term debt		(719,779)		(939,176)		(1,370,611)	(1,324,134)
Repayment of bonds payable		—		—		(5,068)	(4,896)
Payment of dividends		(58,716)		(151,739)		(478,318)	(462,098)
Decrease in facility deposits		(25,278)		(2,654)		(12,757)	(12,324)
Transaction of currency swap and currency forward		—		—		2,821	2,725
Net increase in treasury stock		(1,351,243)		(1,379,337)		(2)	(2)
Increase in minority interest in equity of consolidated subsidiaries		17,405		22,278		45,065	43,537
Other		15,035		(609,262)		3,706	3,579

Net Cash Used in Financing Activities		(1,418,197)		(2,261,039)		(968,570)	(935,727)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		10,654		72		(24,803)	(23,962)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(203,163)		(346,629)		53,142	51,340
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		867,280		664,117		317,488	306,722

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	W	664,117	W	317,488	W	370,630	$358,062

Cash paid for interest (net of amounts capitalized)	W	248,234	W	328,890	W	264,224	$255,264

Cash paid for income taxes	W	693,999	W	675,122	W	679,262	$656,228

See accompanying Notes to Consolidated Financial Statements

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 AND 2004

1.	GENERAL
      SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the KRX Stock Market and the New York and London Stock Exchanges, respectively. As of December 31, 2004, the Company’s total issued shares are held by the following:

		Percentage of
	Number of	Total Shares
	Shares	Issued (%)

SK Group	19,772,914	24.03
POSCO Corp.	4,098,496	4.98
Institutional investors and other minority shareholders	49,742,886	60.46
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The accompanying consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 10, No. 12 and 13. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

a.	Basis of Presentation
      The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars was made at the rate of W1,035.10 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2004. Such conversion into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and subsidiaries’ financial position or results of operations, is not presented in the accompanying consolidated financial statements.

b.	Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. 20% to 50% owned affiliates are accounted for using the equity method.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s subsidiaries are as follows:

	Year of		Ownership
Subsidiary	Establishment	Primary business	Percentage (%)

SK Teletech Co., Ltd.	1995	Engineering and maintenance	89.13
SK Capital Co., Ltd.	1995	Finance	100.00
SK Telink Co., Ltd.	1998	Telecommunication services	90.77
SK Communications Co., Ltd.	1999	Internet website services	93.44
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99
Centurion IT Investment Association	2001	Investment association	37.50
Global Credit & information Corp.	1998	Credit and collection services	50.00
PAXNet Co., Ltd.	1999	Internet website services	67.10
SK Telecom International Inc.	1995	Internet website services	100.00
SLD Telecom PTE Ltd.	2000	Telecommunication services	55.10
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00
      In August 2002, the Company purchased a 78.3% interest in SK Communications Co., Ltd. (formerly known as Lycos Korea) and on November 1, 2002, SK Communications Co., Ltd. merged with NetsGo Co., Ltd., a subsidiary of the Company. In December 2002, the Company purchased a 67.1% interest in PAXNet Co., Ltd.
      Effective January 1, 2004, TU Media Corp. that was included in the consolidated financial statements for the year ended December 31, 2003 is excluded from the consolidation as the Company’s equity interest in TU Media Corp. decreased from 100% to 46.1%, effective January 1, 2004 and to 28.5%, effective May 21, 2004.
      Effective January 1, 2004, SK Telecom China, Ltd. is included in the consolidation of the accompanying financial statements as its total assets at the beginning of the fiscal year were more than W7 billion, in accordance with Korean GAAP. As allowed under Korean GAAP, the financial statements of prior years have not been restated to include the financial statements of this entity.

c.	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in Korea and the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d.	Allowance for Doubtful Accounts
      An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Activity in the allowance for doubtful accounts receivable — trade for 2002, 2003 and 2004 is as follows (in millions of Korean won):

	2002		2003		2004

Beginning balance	W	81,681	W	60,542	W	65,327
Increase in allowance from newly consolidated subsidiaries		2,056		—		—
Additions		22,281		22,378		29,181
Reductions		(45,476)		(17,593)		(23,418)

Ending balance	W	60,542	W	65,327	W	71,090

e.	Inventories
      Inventories, which consist mainly of replacement units for wireless telecommunication facilities, handsets and raw material for handsets, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount shall be reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the years ended December 31, 2002, 2003 and 2004.

f.	Securities (excluding securities accounted for using the equity method of accounting)
      Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.
      Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.
      Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary as discussed below. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
      Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
      Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their intent to hold and their maturities from the balance sheet date.

g.	Investment Securities with 20% or More Ownership Interest
      Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated similar to the method used in preparing consolidated financial statements.

h.	Property and Equipment
      Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.
      Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using straight-line method) over the estimated useful lives (3 – 30 years) of the related assets.
      Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, total assets of the Company and its subsidiaries as of December 31, 2003 and net income for the year then ended would have increased by W20,345 million and W14,303 million (net of income tax effect of W6,042 million), respectively. For the year ended December 31, 2002, the Company capitalized financing cost amounting to W14,830 million related to the manufacture or construction of property and equipment.

i.	Intangible Assets
      Intangible assets are stated at cost less amortization computed using the straight-line method over 4 to 20 years.
      With its application for a license to provide IMT services, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into the Company on May 1, 2003, paid W650,000 million in March 2001 and the Company is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.20% as of December 31, 2004). The future payment obligations are W90,000 million in 2007, W110,000 million in 2008, W130,000 million in 2009, W150,000 million in 2010 and W170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial.
      Through 2002, interest expense and other financing charges for borrowings related to the purchase of intangible assets were capitalized until the assets were put in use. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the accounting policy for capitalization of interest to charge such interest and other financing charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of intangible assets of the Company as of December 31, 2003 and net income for the year then ended would have increased by W25,594 million and W17,993 million (net of income tax effect of W7,601 million), respectively. For the year ended December 31, 2002, the Company

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and its subsidiaries capitalized financing costs amounting to W69,372 million related to intangible assets. Changes in intangible assets for 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Beginning balance	W	3,816,373	W	3,721,235	W	3,674,944
Additions:
IMT license		(40,393)		—		—
Other		144,180		175,793		184,235
Reductions:
Amortization		(187,218)		(214,809)		(332,020)
Write-off		(6,669)		—		(42)
Disposal		(5,038)		(7,275)		(4,214)

Ending balance	W	3,721,235	W	3,674,944	W	3,522,903

j.	Convertible Bonds
      The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

k.	Discounts on Bonds
      Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

l.	Valuation of Long-Term Payables
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

m.	Accrued Severance Indemnities
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
      The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, where the beneficiaries are their employees, totaling W120,413 million, W144,861 million and W164,643 million as of December 31, 2002, 2003 and 2004, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to W6,860 million, W6,229 million and W5,687 million as of December 31, 2002, 2003 and 2004, respectively, are deducted from accrued severance indemnities. Changes in accrued severance indemnities for 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Beginning balance	W	61,620	W	48,519	W	67,824
Provision		49,599		67,693		60,523
Payments to employees		(20,378)		(24,516)		(27,582)
Transfer from affiliated and related companies		—		955		—
Increase in accrued severance indemnities from newly consolidated subsidiaries		1,673		77		—
Deposits for severance indemnities		(43,995)		(24,904)		(19,781)

Ending balance	W	48,519	W	67,824	W	80,984

      In addition, the Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year ending December 31,

2005	W2,225
2006	—
2007	976
2008	166
2009	951
2010Y2014	7,612

Total	W11,930

      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

n.	Accounting for Leases
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

o.	Research and Development Costs
      The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of W194,332 million, W235,551 million and W267,107 million for the years ended December 31, 2002, 2003 and

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004, respectively, and external research and development costs of W58,974 million, W64,893 million and W69,016 million for the years ended December 31, 2002, 2003 and 2004, respectively.

p.	Derivative Instruments
      The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses is credited/charged immediately to operations.

q.	Revenue Recognition
      The revenues of the Company and its subsidiaries are principally derived from telecommunication service revenue including data services, and telephone sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are recognized when the activation service was performed.
      The Company’s subsidiaries also sell telephones to customers and telephone sales are recognized at the time products are delivered.

r.	Income Taxes
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

s.	Net Income Per Share
      Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

t.	Foreign-Based Operations’ Translation Adjustment
      In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain or loss as a foreign-based operations’ translation adjustment in the capital adjustment section of the balance sheet. The translation gain or loss arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders’ equity, the historical rate for shareholders’ equity and the daily average rate for statement of income items.

u.	Accounting for Foreign Currency Transactions and Translation
      The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were W1,200=US$1, W1,197=US$1

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and W1,043=US$1 at December 31, 2002, 2003 and 2004, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

v.	Accounting for Employee Stock Option Compensation Plan
      The Company adopted the fair value based method of accounting for its employee stock option compensation plan (see Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

w.	Adoption of New Statements of Korea Accounting Standards (“SKAS”)
      On January 1, 2003, the Company and its subsidiaries adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, the Company and its subsidiaries reclassified the accounts relating to securities as explained in Note 2-(f), and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in Notes 2-(h) and 2-(i). If financing costs had been capitalized, net income of the Company and its subsidiaries for the year ended December 31, 2003 would have increased by W32,296 million (net of income tax effect of W13,643 million). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged to beginning retained earnings as of January 1, 2003.
      On January 1, 2004, the Company and its subsidiaries adopted SKAS No. 10, No. 12 and No. 13. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 or consolidated ordinary income and net income of the Company and its subsidiaries for the year ended December 31, 2004.

3.	INVESTMENT SECURITIES

a.	Trading Securities
      Trading securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Acquisition Cost		Fair Value at		Carrying Amount
	at December 31,		December 31,
	2004		2004		2002		2003		2004

Stocks	W	450	W	368	W	—	W	—	W	368
Public bonds		—		—		37		18,499		—
Corporate bonds		—		—		—		4,383		—
Beneficiary certificates		652,372		654,411		754,182		870,335		654,411

Total	W	652,822	W	654,779	W	754,219	W	893,217	W	654,779

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Long-term Investment Securities
      Long-term investment securities at of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Available-for-sale equity securities	W	1,334,197	W	824,392	W	896,508
Available-for-sale debt securities		12,500		14,315		5,158
Held-to-maturity securities		118,267		126,347		50,144

Total		1,464,964		965,054		951,810
Less current portion		(70,267)		(85,861)		(3,709)

Long-term portion	W	1,394,697	W	879,193	W	948,101

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
b-(1). Available-for-sale Equity Securities
      Available-for-sale equity securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, except for share data):

		Ownership	Acquisition				Unrealized
		Percentage (%)	Cost at		Fair Value		Gain (Loss)		Carrying Amount
	Number of	at Dec. 31,	Dec. 31,		at Dec. 31,		at Dec. 31,
	Shares	2004	2004		2004		2004		2002		2003		2004

(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	W	5,781	W 2,023		W	(3,758)	W	2,428	W	2,847		2,023
Hanaro Telecom Inc.	22,090,000	4.8		121,676	71,019			(50,657)		49,586		26,838		71,019
Korea Radio Wave Basestation Management	234,150	4.5		1,171	2,178			1,007		2,693		2,669		2,178
POSCO Corporation	2,481,310	2.7		332,662	464,005			131,343		—		404,454		464,005
KT Corporation	—	—		—	—			—		730,602		—		—
INNOTG Co., Ltd.	594,737	3.9		1,695	152			(1,543)		—		—		152
SINJISOFT Corporation	78,000	2.3		130	590			460		—		—		590
SK Securities Co., Ltd.	3,608,856	1.1		5,551	2,418			(3,133)		5,052		1,877		2,418

sub-total				468,666				73,719		790,361		438,685		542,385

(Investments in non-listed companies)
Powercomm Co., Ltd.	7,500,000	5.0		240,243	71,565			(168,678)		240,243		68,407		71,565
Real Telecom Co., Ltd.	398,722	8.3		5,981	(note c	)		—		5,981		5,981		—
Japan MBCO	54,000	7.3		27,332	(note a	)		—		27,209		42,517		27,332
Enterprise Networks Co., Ltd.	423,244	4.0		14,438	(note c	)		—		14,438		14,438		—
SK Life Insurance Co., Ltd.	4,702,000	8.7		14,890	(note a	)		—		14,890		14,890		14,890
Eonex Technologies Inc.	144,000	14.1		3,600	(note a	)		2,011		4,593		4,593		4,593
WideThan Co., Ltd.	2,000,000	14.3		1,000	(note a	)		(27)		—		3,188		3,188
Other				123,396	(notes a and b	)		—		43,971		38,475		36,149

sub-total				430,879				(166,694)		346,732		189,301		157,717

(Investments in funds)
Korea IT Fund					(note a	)		—		190,000		190,000		190,000
Others					(notes a and b	)		—		7,104		6,406		6,406

sub-total								—		197,104		196,406		196,406

Total							W	92,975	W	1,334,197	W	824,392	W	896,508

(note a)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. and WiderThan Co., Ltd. were reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003 and 2004, respectively, as the Company’s ownership in such investees decreased to less than 20%. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note b)	Due to the impairment of their investments in common stock of CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea in 2003 and Mobilewelcom Co., Ltd., CXP Inc., LoveHunt Inc. and others in 2004, the Company and certain subsidiaries recorded impairment losses of W5,749 million and W2,580 million for the years ended December 31, 2003 and 2004, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of W20,419 million for the year ended December 31, 2004.
      The net unrealized loss on investments in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc., Korea Radio Wave Basestation Management and SK Securities Co., Ltd. as of December 31, 2002 totaling W104,117 million, the net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc., Korea Radio Wave Basestation Management, SK Securitie Co., Ltd. and POSCO Corporation as of December 31, 2003 totaling W11,213 million and, the net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc., Korea Radio Wave Basestation Management, POSCO Corporation, SK Securities Co., Ltd., INNOTG Co., Ltd. and SINJISOFT Corporation as of December 31, 2004 totaling W73,719 million, were recorded as a capital adjustment.
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
      The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flow, and the unrealized loss on valuation of investments amounting to W171,836 million and W168,678 million as of December 31, 2003 and 2004, respectively, were recorded as a capital adjustment.
b-(2). Available-for-sale Debt Securities
      Available-for-sale debt securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

			Acquisition
			Cost at		Carrying Amount
			December 31,
	Maturity		2004		2002		2003		2004

Public bonds	(note a	)	W	1,328	W	586	W	971	W	1,328
Convertible bonds of Real Telecom Co., Ltd.	March 2004			10,655		9,514		9,514		—
Convertible bonds of Eonex Technologies, Inc.(1st)	May 2003			—		2,000		—		—
Convertible bonds of Eonex Technologies, Inc.(3rd)	January 2005			3,600		—		3,600		3,600
Other				230		400		230		230

Total						12,500		14,315		5,158
Less current portion of available-for-sale debt securities						(2,000)		(9,514)		(3,700)

Long-term available-for-sale debt securities					W	10,500	W	4,801	W	1,458

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The maturities of public bonds as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

Maturity	2002		2003		2004

Within five years	W	583	W	857	W	904
Within ten years		3		114		424

	W	586	W	971	W	1,328

      The convertible bonds of Real Telecom Co., Ltd. with a principal amount of W10,655 million can be converted into 371,018 shares of common stock of Real Telecom Co., Ltd. at W28,721 per share over the period from September 29, 2004 to March 28, 2007. If such bonds are converted, the Company’s equity interest in Real Telecom Co., Ltd. will increase to 14.8%. Meanwhile, due to the impairment in such bonds, the Company recorded an impairment loss of W10,655 million for the year ended December 31, 2004.
      The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of W3,600 million could be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at W75,000 per share over the period from July 30, 2003 to January 29, 2005. Such bonds were all repaid at the maturity date.
b-(3). Held-to-maturity Securities
      Held-to-maturity securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

			Acquisition
			Cost at		Carrying Amount
			December 31,
	Maturity		2004		2002		2003		2004

Public bonds	(note a	)	W	144	W	—	W	—	W	144
Subordinated bonds of SK Life Insurance Co., Ltd.	April 2006			50,000		50,000		50,000		50,000
Subordinated bonds of Nate First Special Purpose Company	June 2003			—		40,506		—		—
Subordinated bonds of Nate Second Special Purpose Company	December 2003			—		27,761		—		—
Subordinated bonds of Nate Third Special Purpose Company	May 2004			—		—		27,464		—
Subordinated bonds of Nate Fourth Special Purpose Company	September 2004			—		—		25,393		—
Subordinated bonds of Nate Fifth Special Purpose Company	December 2004			—		—		23,490		—

Total						118,267		126,347		50,144
Less current portion of held-to-maturity securities						(68,267)		(76,347)		(9)

Long-term held-to-maturity securities					W	50,000	W	50,000	W	50,135

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a) The maturities of public bonds as of December 31, 2004 is as follows (in millions of Korean won):

Maturity	2004

Within one year	W	9
Within five years		105
Within ten years		30

	W	144

      On June 20, 2002, December 3, 2002, May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold W631,447 million, W650,641 million, W577,253 million, W549,256 million and W498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to supplement the creditworthiness of bonds issued by them. All such subordinated bonds were repaid in 2003 and 2004.

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
      Equity securities accounted for using the equity method as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, except for share data):

		Ownership
	Number of	Percentage	Acquisition	Net Asset
	Shares at	(%) at	Cost at	Value at			Carrying Amount
	December 31,	December 31,	December 31,	December 31,
	2004	2004	2004	2004			2002		2003		2004

SK C&C Co., Ltd.	300,000	30.0	W19,071	W196,208			W	39,687	W	92,844	W	201,484
STIC Ventures Co., Ltd.	1,600,000	24.1	8,000	7,477				6,885		7,086		7,477
Eonex Technologies, Inc.	—	—	—	—	(note a	)		4,615		—		—
WiderThan Co., Ltd.	—	—	—	—	(note b	)		1,750		3,188		—
VCASH Co., Ltd.	—	—	—	—	(note c	)		2,232		1,048		—
Skytel Co., Ltd.	1,756,000	28.6	2,159	3,713				2,576		3,401		3,713
SK China Company Ltd.	28,160	20.7	3,195	1,915				3,482		1,683		830
SKT-QC Wireless Development Fund		50.0	6,540	5,146				5,993		5,901		5,146
SKT-HP Ventures, LLC		50.0	6,415	5,281				5,990		5,960		5,281
CDMA Mobile Phone Center		50.0	45,687	25,117				—		49,444		25,117
TU Media Corp.	7,800,000	28.5	39,000	34,592	(note d	)		—		—		34,592
SK USA, Inc.	49	49.0	3,184	3,056	(note e	)		3,184		3,184		3,056
Aircross Co., Ltd.	600,000	38.1	300	940	(note e	)		300		300		940
DSS Mobile Communications Ltd.	—	—	—	—	(note f	)		—		—		—
Other investments in affiliates			16,893		(note g	)		4,553		9,670		16,392

Total							W	81,247	W	183,709	W	304,028

(note a)	As the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note b)	As the Company’s ownership in WiderThan Co., Ltd. decreased to 14.3% from 20% in 2004, investments in common stock of WiderThan Co., Ltd. are reclassified to available-for-sale securities in 2004.

(note c)	The investments in common stock of VCASH Co., Ltd. were sold to Korea Railway Transportation Promotion Foundation in 2004.

(note d)	As the Company’s ownership in TU Media Corp. decreased from 100% to 28.5% in 2004, TU Media Corp. was excluded from the consolidation, effective January 1, 2004. And, the investment in common stock of TU Media Corp. are accounted for using the equity method of accounting.

(note e)	As their total assets at the beginning of 2004 were over W7 billion, effective January 1, 2004, investments in equity securities of SK USA, Inc. and Aircross Co., Ltd. are accounted for using the equity method of accounting.

(note f)	DSS Mobile Communication Ltd., an Indian company, has a negative capital since March 31, 1998 and the investment in common stock of DSS Mobile Communication Ltd. were sold in 2004.

(note g)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited, UNISK Information Technology Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2004 were less than W7 billion.
      Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2002

										Equity in
					Equity in		Equity in			Capital Surplus
	Beginning				Earnings		Retained			and Capital	Dividends				Ending
	Balance		Acquisition		(Losses)		Earnings			Adjustments	Received		Decrease		Balance

SK C&C Co., Ltd.	W	43,475	W	—	W	3,401	W	—	W	(6,589)	W	(600)	W	—	W	39,687
STIC IT Venture Capital		8,038		—		(1,137)		—		(16)		—		—		6,885
Eonex Technologies, Inc. (note a)		3,600		—		(996)		—		2,011		—		—		4,615
WiderThan Co., Ltd. (note a)		1,000		—		750		—		—		—		—		1,750
VCASH		3,417		—		(1,192)		—		7		—		—		2,232
Skytel Co., Ltd.		2,352		675		29		—		(480)		—		—		2,576
SK China Co., Ltd.		3,869		—		(21)		—		(366)		—		—		3,482
SKT QC Wireless Development Fund, LLC		6,540		—		(9)		—		(538)		—		—		5,993
SKT-HP Ventures, LLC		6,415		—		(12)		—		(413)		—		—		5,990

	W	78,706	W	675	W	813	W	—	W	(6,384)	W	(600)	W	—	W	73,210

(note a)	As their total assets at the beginning of 2002 were over W7 billion, effective January 1, 2002, investments in equity securities of Eonex Technologies, Inc. and WiderThan Co., Ltd. are accounted for using the equity method of accounting.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2003

							Equity in		Equity in
					Equity in		Retained		Capital Surplus				Decrease
	Beginning				Earnings		Earning		and Capital		Dividend		(Notes c		Ending
	Balance		Acquisition		(Losses)		(Note b)		Adjustments		Received		and d)		Balance

SK C&C Co., Ltd.	W	39,687	W	—	W	7,962	W	—	W	45,795	W	(600)	W	—	W	92,844
STIC Ventures Co., Ltd.		6,884		—		44		(3)		161		—		—		7,086
Eonex Technologies, Inc.		4,615		—		(22)		—		—		—		(4,593)		—
WiderThan Co., Ltd.		1,750		—		1,465		—		(27)		—		—		3,188
VCASH Co., Ltd.		2,232		—		(1,353)		(30)		199		—		—		1,048
Skytel Co., Ltd.		2,576		—		694		—		152		(21)		—		3,401
SK China Co., Ltd.		3,482		—		(1,864)		—		65		—		—		1,683
SK-QC Wireless Development Fund		5,993		—		(79)		—		(13)		—		—		5,901
SKT-HP Ventures, LLC		5,990		—		17		—		(47)		—		—		5,960
CDMA Mobile Phone Center (note a)		63,354		—		(13,839)		—		—		—		(71)		49,444

	W	136,563	W	—	W	(6,975)	W	(33)	W	46,285	W	(621)	W	(4,664)	W	170,555

(note a)	As its total assets at the beginning of 2003 were over W7 billion, effective January 1, 2003, investment in equity securities of CDMA Mobile Phone Center held by SLD Telecom PTE Ltd., a overseas subsidiary of the Company, is accounted for using the (note a) equity method of accounting.

(note b)	Effective January 1, 2003, the Company’s investees including STIC Ventures Co., Ltd. and VCASH Co., Ltd., adopted SKAS No. 3, “Intangible Assets”. This statement requires that organization cost be charged to expenses as incurred and the unamortized organization costs at January 1, 2003 be offset against the beginning retained earnings. To reflect the Company’s portion of the decrease in the beginning retained earnings of the investees, the Company reduced its beginning retained earnings of 2003.

(note c)	Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

(note d)	The decrease in investments in equity securities of CDMA Mobile Phone Center represents a translation loss incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd., a overseas subsidiary of the Company, which makes investments in CDMA Mobile Phone Center, into Korean won.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2004

							Equity in
					Equity in		Capital Surplus				Decrease
	Beginning				Earnings		and Capital		Dividend		(Notes b		Ending
	Balance		Acquisition		(Losses)		Adjustments		Received		and c)		Balance

SK C&C Co., Ltd.	W	92,844	W	-	W	13,322	W	95,918	(W	600)	W	-	W	201,484
STIC Ventures Co., Ltd.		7,086		—		(123)		514		—		—		7,477
WiderThan Co., Ltd.		3,188		—		—		—		—		(3,188)		—
VCASH Co., Ltd.		1,048		—		(657)		—		—		(391)		—
Skytel Co., Ltd.		3,401		—		1,070		(603)		(155)		—		3,713
SK China Co., Ltd.		1,683		—		(595)		(258)		—		—		830
SK-QC Wireless Development Fund		5,901		—		4		(759)		—		—		5,146
SKT-HP Ventures, LLC		5,960		—		62		(741)		—		—		5,281
CDMA Mobile Phone Center		49,444		5,979		(21,651)		—		—		(8,655)		25,117
TU Media Corp.		38,681		—		(4,213)		124		—		—		34,592
SK USA, Inc. (note a)		3,184		—		168		(296)		—		—		3,056
Aircross Co., Ltd. (note a)		300		—		659		(19)		—		—		940

	W	212,720	W	5,979	(W	11,954)	W	93,880	(W	755)	(W	12,234)	W	287,636

(note a)	As their total assets at the beginning of 2004 were over W7 billion, effective January 1, 2004, investments in equity securities of SK USA, Inc. and Aircross Co., Ltd. are accounted for using the equity method of accounting.

(note b)	As the Company’s ownership in WiderThan Co., Ltd. decreased to 14.3% from 20% in 2004, investments in common stock of WiderThan Co., Ltd. are reclassified to available-for-sale securities in 2004.

(note c)	SLD Telecom PTE Ltd. (“SLD”), an oversea subsidiary of the Company, accounted for the in-kind contribution of network equipment to CDMA Mobile Phone Center as an increase in the investment securities and the reimbursement in the amount equal to depreciation of such network equipment in accordance with the Business Co-Operation Contract between SLD and Saigon Post and Telecommunication Service Corp., a Vietnamese counterparty, was accounted for as a decrease in the investment. During the year ended December 31, 2004, SLD got such reimbursement of W4,046 million from CDMA Mobile Phone Center and decreased the investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of W4,609 million incurred from translating the foreign currency financial statement of SLD Telecom PTE Ltd. into Korean won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

5.	LOANS TO EMPLOYEES
      Short-term and long-term loans to employees as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Loans to employees’ stock ownership association	W	45,906	W	33,788	W	22,546
Loans to employees for housing and other (3 - 4%)		10,556		8,587		8,859

	W	56,462	W	42,375	W	31,405

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	PROPERTY AND EQUIPMENT
      Property and equipment as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Useful
	Lives
	(Years)	2002		2003		2004

Land		W	439,915	W	449,377	W	466,459
Buildings and structures	15, 30		977,045		1,081,134		1,445,593
Machinery	3-6		6,998,088		8,440,624		9,584,526
Vehicles	3-4		19,368		19,741		21,710
Other	3-4		878,006		794,495		791,829
Construction in progress			352,932		323,490		138,002

Total			9,665,354		11,108,861		12,448,119
Less accumulated depreciation			(5,095,937)		(6,467,314)		(7,744,197)

Property and equipment, net		W	4,569,417	W	4,641,547	W	4,703,922

      The government’s declared standard value of land owned as of December 31, 2002, 2003 and 2004 are W356,360 million, W396,103 million and W404,385 million, respectively.
      Details of changes in property and equipment for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	W	439,915	W	6,381	W	(4,793)	W	7,874	W	—	W	449,377
Buildings and structures		778,832		9,393		(4,599)		100,341		(40,166)		843,801
Machinery		2,475,663		125,332		(4,996)		1,360,240		(1,285,271)		2,670,968
Vehicles		6,353		1,012		(123)		63		(3,137)		4,168
Other		515,722		861,333		(4,329)		(916,464)		(106,519)		349,743
Construction in progress		352,932		644,188		—		(673,630)		—		323,490

Total	W	4,569,417	W	1,647,639	W	(18,840)	W	(121,576)	W	(1,435,093)	W	4,641,547

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2004

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	W	449,377	W	3,395	W	(2,684)	W	16,372	W	—	W	466,460
Buildings and structures		843,801		7,239		(7,849)		366,296		(42,945)		1,166,542
Machinery		2,670,968		108,238		(8,098)		1,143,335		(1,271,336)		2,643,107
Vehicles		4,168		3,744		(425)		674		(3,370)		4,791
Other		349,743		740,752		(5,481)		(697,135)		(102,859)		285,020
Construction in progress		323,490		768,573		(756)		(953,305)		—		138,002

Total	W	4,641,547	W	1,631,941	W	(25,293)	W	(123,763)	W	(1,420,510)	W	4,703,922

7.	INTANGIBLE ASSETS
      Intangible assets as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Acquisition			Accumulated		Accumulated
	Cost at			Amortization at		Impairment at	Carrying Amounts
	December 31,			December 31,		December 31,
	2004			2004		2004	2002		2003		2004

Goodwill	W	2,401,306	W	(406,897)	W	(70)	W	2,255,868	W	2,129,980	W	1,994,339
Frequency use rights		1,267,053		(103,734)		—		1,259,253		1,251,278		1,163,319
Software development costs		228,757		(122,301)		(501)		91,337		137,810		105,955
Other		490,625		(229,909)		(1,426)		114,777		155,876		259,290

	W	4,387,741	W	(862,841)	W	(1,997)	W	3,721,235	W	3,674,944	W	3,522,903

      Details of changes in intangible assets for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Balance

Goodwill	W	2,255,868	W	9,374	W	—	W	(111)	W	(135,151)	W	2,129,980
Software development costs		91,337		26,665		—		56,512		(36,704)		137,810
Frequency use rights		1,259,253		—		—		—		(7,975)		1,251,278
Other		114,777		28,982		(7,275)		54,371		(34,979)		155,876

	W	3,721,235	W	65,021	W	(7,275)	W	110,772	W	(214,809)	W	3,674,944

	For the Year Ended December 31, 2004

	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	W	2,129,980	W	647	W	—	W	—	W	(136,288)	W	—	W	1,994,339
Software development costs		137,810		6,235		(3,349)		10,545		(45,244)		(42)		105,955
Frequency use rights		1,251,278		—		—		7,800		(95,759)		—		1,163,319
Other		155,876		65,494		(865)		93,514		(54,729)		—		259,290

	W	3,674,944	W	72,376	W	(4,214)	W	111,859	W	(332,020)	W	(42)	W	3,522,903

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The book value and residual useful lives of major intangible assets as of December 31, 2004 are as follows (in millions of Korean won):

				Residual
	Amount		Description	Useful Lives

Goodwill	W	1,949,546	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	16 years
Frequency use rights		1,155,575	IMT license received on December 4, 2001	(note	)
Software development costs		105,955	Software for business use	1-5 years

(note)	Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

8.	BONDS PAYABLE
      Bonds payable as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual Interest
	Year	Rate (%)	2002		2003		2004

Domestic general bonds	2003	5.0-9.9	W	910,000	W	—	W	—
”	2004	5.0-7.0		1,120,000		1,120,000		—
”	2005	6.0		500,000		500,000		500,000
”	2006	5.0-6.0		400,000		800,000		800,000
”	2007	5.0-6.0		700,000		700,000		700,000
”	2008	5.0		—		300,000		300,000
”	2009	5.0		—		—		300,000
”	2011	3.0		—		—		200,000
Dollar denominated bonds
(US$200,078)	2004	7.75		240,173		239,653		—
(US$300,000)	2011	4.25		—		—		313,140
Convertible bonds (US $329,450)	2009	—		—		—		385,885
Bonds with stock purchase
warrants (US $4,000)	2006	6M Libor-0.3		4,802		4,791		—

				3,874,975		3,664,444		3,499,025
Less discounts on bonds				(60,467)		(47,553)		(51,467)
Less conversion right adjustments				—		—		(82,245)
Add long-term accrued interest				252		491		24,808

Net				3,814,760		3,617,382		3,390,121
Less portion due within one year				(906,264)		(1,355,514)		(498,278)

Long-term portion			W	2,908,496	W	2,261,868	W	2,891,843

      All of the above bonds will be paid in full at maturities.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The bonds with stock purchase warrants were issued on December 11, 2001 by PAXNet Co., Ltd., in which the Company purchased a 67.1% interest in December 2002. The stock purchase warrants are detachable and the bonds are unsecured oversea public bonds. These bonds were in full redeemed for cash at the option of the bondholders in 2004, at 114.79% of the principal amount. The stock purchase warrants, however, are still effective and may be exercised at any time after 3 months from the issuance date and up to 1 month before the original maturity date of the bonds. As of December 31, 2004, the exercise price per common stock of PAXNet Co., Ltd. is W5,000.
      On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of W235,625 per share of the Company’s common stock that is greater than market value at the date of issuance and do not change, except under antidilution protection, subject to certain redemption rights. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2004 is 1,644,978 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9.	LONG-TERM BORROWINGS
      Long-term borrowings denominated in foreign currency as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Final	Annual Interest
Lender	Maturity Year	Rate (%)	2002		2003		2004

Korea Development Bank	2004	3M Libor + 3.45	US$	13,434	US$	4,478	US$	—
Woori Bank	2005	Floating rate + 0.2		6,815		4,089		—

Total in foreign currency			US$	20,249	US$	8,567	US$	—

Equivalent in Korean won			W	24,307	W	10,262	W	—
Less portion due within one year				(14,023)		(8,629)		—

Long-term portion			W	10,284	W	1,633	W	—

10.	SUBSCRIPTION DEPOSITS
      The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Long-term subscription guarantee deposits by service type held as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service type	Subscriber	2002	2003	2004

Cellular	W200,000	W46,850	W44,197	W31,440
      The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their subscription deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

11.	LEASES
      The Company and its subsidiaries lease certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were W428 million, W250 million and W37 million, respectively. For the year ended December 31, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.
      The Company and its subsidiaries leased certain machinery and equipment under an operating lease and the related lease expenses for the years ended December 31, 2002, 2003 and 2004 were W7,649 million, W1,774 million and W261 million, respectively. These operating leases were terminated in 2004.

12.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
      The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan and thousands of Australian dollars):

	Foreign Currencies			Korean won Equivalent

	2002	2003	2004	2002	2003	2004

Cash and cash equivalents	US$46,025	US$24,407	US$4,875	W55,247	W29,234	W5,088
	¥12	¥8	¥6	—	—	—
	EUR2	EUR17	—	3	26	—
	—	GBP5	—	—	10	—
Short-term financial instruments	US$35,281	US$31,492	—	42,351	37,721	—
Accounts receivable — trade	US$19,477	US$8,627	US$19,284	23,382	10,333	20,129
	¥240	SG$743	—	2	522	—
Accounts receivable — other	US$9,639	US$12,844	US$2,989	11,571	15,385	3,120
Guarantee deposits	US$187	US$193	US$142	225	232	149
	—	¥16,337	¥15,756	—	183	159

Total assets				W132,781	W93,646	W28,645

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign Currencies			Korean won Equivalent

	2002	2003	2004	2002	2003	2004

Accounts payable — trade	US$23,975	US$15,432	US$17,406	W28,779	W18,485	W18,169
	¥1,198,724	¥555,277	¥26,240	12,141	6,217	266
	EUR180	—	—	227	—	—
Short-term borrowings	US$32,928	US$26,853	US$19,392	39,526	32,164	20,241
	¥2,603,467	¥2,255,431	¥438,499	26,370	25,252	4,438
	—	EUR7	EUR207	—	10	294
	—	—	GBP260	—	—	522
Accounts payable — other	US$37,228	US$35,759	US$13,539	44,689	42,832	14,132
	¥229,641	¥20,606	¥60,678	2,326	231	614
	HK$825	HK$267	HK$217	127	41	29
	CNY61	CNY140	CNY1	9	20	—
	GBP1	GBP304	GBP118	1	648	237
	SG$24	SG$5	SG$5	17	3	3
	EUR8	EUR10	EUR348	11	15	495
	AU$1	AU$1	—	1	1	—
	—	CHF4	—	—	4	—
Accrued expenses	—	US$71	US$84	—	86	88
	—	¥1,300	—	—	15	—
	—	EUR 23	—	—	1	—
Obligation under capital leases including current portion	US$482	US$101	—	578	121	—

Total liabilities				W154,802	W126,146	W59,528

13.	CAPITAL STOCK AND CAPITAL SURPLUS
      The Company’s outstanding capital stock consists entirely of common stock with a par value of W500. The number of authorized, issued and outstanding common shares as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	89,152,670	82,276,711	82,276,711
Outstanding shares, net of treasury stock	79,842,063	73,614,308	73,614,296
      The number of authorized shares of preferred stock as of December 31, 2004 is 5,500,000 shares, none of which is outstanding as of December 31, 2004.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant changes in common stock and capital surplus in 2002, 2003 and 2004 are as follows (in millions of Korean won, except for share data):

	Number of			Capital
	Shares Issued	Common Stock		Surplus

At January 1, 2002	89,152,670	W	44,576	W	3,449,698
Excess unallocated purchase price (note a)	—		—		(647,025)
Gain on disposal of treasury stock (note b)	—		—		81,984
Equity in capital surplus changes of affiliates	—		—		(275)

At December 31, 2002	89,152,670		44,576		2,884,382
Excess unallocated purchase price (note a)	—		—		(230)
Retirement of treasury stock (note c)	(7,002,235)		—		—
Issuance of common stock for the merger with SK IMT Co., Ltd. (note d)	126,276		63		31,809
Gain on disposal of investments in common stock of subsidiary	—		—		58
Equity in capital surplus changes of affiliates	—		—		(4,463)

At December 31, 2003	82,276,711		44,639		2,911,556
Excess unallocated purchase price (note a)	—		—		(77)
Considerations for conversion right (note e)	—		—		67,279
Equity in capital surplus changes of affiliates	—		—		(10,457)

At December 31, 2004	82,276,711	W	44,639	W	2,968,301

(note a)	The excess unallocated purchase price of W299,121 million for the additional 19.2% equity interest acquired in 2001 and W647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were deducted from capital surplus, in accordance with Korean GAAP. In addition, during the years ended December 31, 2003 and 2004, the Company paid W230 million and W77 million, respectively, to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The gain on disposal of treasury stock of W81,984 million resulting from the distribution of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002 was recorded as an increase in other capital surplus.

(note c)	The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 3, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note d)	The excess of acquired net assets over the par value of W63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to capital surplus in accordance with Korean GAAP.

(note e)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of W235,625 per share of the Company’s common stock on May 27, 2004 and the considerations for conversion right of W67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2(j)).

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	RETAINED EARNINGS
      Retained earnings as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Appropriated	W	3,379,922	W	4,743,822	W	4,733,936
Unappropriated		1,493,283		396,089		1,418,962

	W	4,873,205	W	5,139,911	W	6,152,898

      The details of appropriated retained earnings as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Legal reserve	W	17,200	W	22,288	W	22,320
Reserve for improvement of financial structure		33,000		33,000		33,000
Reserve for business rationalization		169,493		—		—
Reserve for loss on foreign investment		29,192		—		—
Reserve for loss on disposal of treasury stock		240,000		221,197		477,182
Reserve for research and manpower development		365,300		559,198		776,296
Reserve for business expansion		2,525,737		3,908,139		3,425,138

	W	3,379,922	W	4,743,822	W	4,733,936

a.	Legal Reserve
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
      Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,958 shares for W6,108 million through 2003. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for W1,771,507 million through 2003 in order to stabilize the market price of its stock.
      Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for W1,853,643 million.
      On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was W584,646 million.
      On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W1,008,882 million including the tax effect of W9,373 million, in accordance with the Korean Commercial Laws.
      On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for W525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by W537,138 million including the tax effect of W11,964 million, in accordance with Korean Commercial Laws.
      On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for W2 million which resulted from the merger with SK IMT Co., Ltd.

16.	STOCK OPTIONS
      On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,290 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was W

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3 million, were forfeited. During the year ended December 31, 2002 and 2003, there was no forfeited or expired stock options.
      The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the years ended December 31, 2002, 2003 and 2004, the compensation cost to be recognized for the following period after December 31, 2004 and the outstanding balance of stock option in capital adjustment as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

			Recognized								Stock Option in Capital
	Total		Compensation Cost						Compensation		Adjustment
	Compensation								Cost to be
Grant Date	Cost		2002		2003		2004		Recognized		2002		2003		2004

March 17, 2000	W	1,533	W	511	W	128	W	—	W	—	W	1,405	W	1,533	W	1,533
March 16, 2001		234		79		79		10		—		145		224		234
March 8, 2002		3,246		902		1,082		1,082		180		902		1,984		3,066

	W	5,013	W	1,492	W	1,289	W	1,092	W	180	W	2,452	W	3,741	W	4,833

      The pro forma ordinary income, net income, ordinary income per common share and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003		2004

Pro forma ordinary income (in millions of Koran won)	W	2,215,401	W	2,751,221	W	2,121,238
Pro forma ordinary income per common shares		17,603		26,145		20,234
Pro forma net income (in millions of Korean won)		1,483,784		1,962,986		1,489,542
Pro forma net income per common shares		17,607		26,145		20,234

17.	INCOME TAXES
      The provision for income taxes for the years ended December 31, 2002, 2003 and 2004 consists of the following (in millions of Korean won):

	2002		2003		2004

Currently payable	W	616,544	W	668,180	W	551,405
Deferred		81,963		120,879		78,356

Recorded income taxes	W	698,507	W	789,059	W	629,761

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the years ended December 31, 2002, 2003 and 2004 (in millions of Korean won):

	2002		2003		2004

Income before income taxes	W	2,218,768	W	2,754,336	W	2,123,175
Additions (deductions):
Allowance for bad debts		(66,940)		2,081		(3,406)
Loss on impairment of investment securities		68,882		(53,161)		7,866
Accrued interest income		(2,107)		(3,096)		(2,133)
Foreign exchange loss		(8,211)		(8,449)		(2,815)
Depreciation		(3,803)		(34,070)		(162,670)
Equity in losses (earnings) of affiliates		(813)		6,975		11,954
Amortization of goodwill		128,662		128,662		128,662
Loss on impairment of tangible assets and intangible assets		8,212		22,459		—
Tax-free reserves		(175,096)		(468,775)		(45,765)
Net operating loss carryforwards		(7,060)		—		(14,750)
Other		101,950		135,324		54,373

Net taxable income	W	2,262,444	W	2,482,286	W	2,094,493

Corporate income taxes at statutory Korean corporate income tax rates of 27%	W	612,890	W	670,144	W	566,280
Tax credit for investments, technology and human resource development and others		(62,974)		(75,149)		(77,490)

Corporate income taxes payable		549,916		594,995		488,790
Resident surtax payable		54,992		59,500		48,879
Special surtax for agriculture and fishery industries and other		11,636		13,685		13,736

Total income taxes currently payable	W	616,544	W	668,180	W	551,405

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2002		2003		2004

Income taxes at statutory income tax rate of 27%	W	599,067	W	743,671	W	573,257
Resident surtax payable		59,907		74,367		57,326
Tax credit for investments, technology and human resource development and others		(37,309)		(83,826)		(89,080)
Special surtax for agriculture and fishery industries and other		11,636		13,685		13,736
Goodwill amortization not deductible for tax purpose		38,213		38,213		35,382
Undistributed earnings (unrecognized deficit) of subsidiaries		12,295		(5,909)		11,011
Effect of the change in income tax rate (note a)		—		(20,204)		—
Other permanent differences		1,520		15,327		28,581
Increase (decrease) in valuation allowance		13,178		13,735		(452)

Recorded income taxes	W	698,507	W	789,059	W	629,761

Effective tax rate		31.48%		28.65%		29.66%

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law during 2003, statutory corporate income tax rate including resident surtax is changed from 29.5% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by W20,204 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Allowance for doubtful accounts	W	23,251	W	22,039	W	19,649
Write-off of doubtful accounts		9,715		9,587		9,764
Trading securities		—		1		(561)
Accrued interest income		(2,902)		(2,026)		(2,463)
Depreciation		12,609		3,712		(40,220)
Loss on disposition of properties		—				11,480
Loss on impairment of investment securities		48,588		30,757		32,851
Foreign currency translation loss		3,345		774		—
Equity in losses of affiliates		(5,090)		(6,593)		(12,671)
Unrecognized deficit (undistributed earnings) of subsidiaries		(9,012)		(3,364)		(9,434)
Tax free reserve for research and manpower development		(133,920)		(182,518)		(195,103)
Tax free reserve for loss on disposal of treasury stock		(64,775)		(130,373)		(130,372)
Tax credit carryforwards		—		1,162		5,003
Net operating loss carryforwards		17,290		29,575		25,371
Other		20,851		39,693		18,510

Total deferred tax assets (liabilities)		(80,050)		(187,574)		(268,196)
Valuation allowance for:
Depreciation		(1,081)		—		(5,321)
Net operating loss carryforwards		(17,290)		(29,575)		(24,980)
Other		(6,349)		(8,880)		(7,555)

Net deferred tax assets (liabilities)	W	(104,770)	W	(226,029)	W	(306,052)

      The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries as of December 31, 2004 will expire as follows (in millions of Korean won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2005	W	753	W	—
2006		18,567		—
2007		24,611		—
2008		45,373		—
2009		2,953		5,003

Total	W	92,257	W	5,003

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	INCOME PER SHARE
      Net income and ordinary income per share for the years ended December 31, 2002, 2003 and 2004 are computed as follows (in millions of Korean won, except for share data):
Net income per share

	2002		2003		2004

Net income	W	1,487,151	W	1,966,100	W	1,491,479
Weighted average number of common shares outstanding		84,270,450		75,078,219		73,614,297

Net income per share	W	17,647	W	26,187	W	20,261

Ordinary income per share

	2002		2003		2004

Net income	W	1,487,151	W	1,966,100	W	1,491,479
Extraordinary gain		(504)		—		—
Income tax effect of extraordinary gain		149		—		—

Ordinary income		1,486,796		1,966,100		1,491,479
Weighted average number of common shares outstanding		84,270,450		75,078,219		73,614,297

Ordinary income per share	W	17,643	W	26,187	W	20,261

      The weighted average number of common shares outstanding for 2002, 2003 and 2004 is calculated as follows:

			Weighted	Weighted
		Number of	Number of	Number of
	Date	Shares	Days	Shares

For 2002:
At January 1, 2002	—	89,152,670	365/ 365	89,152,670
Treasury stock, at the beginning	—	(6,159,266)	365/ 365	(6,159,266)
Distribution of treasury stock for merger with Shinsegi	Jan. 13	2,673,474	349/ 365	2,556,280
Treasury stock	(note a)	(5,824,815)	—	(1,279,234)

Total		79,842,063		84,270,450

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Weighted	Weighted
			Number of	Number of	Number of
	Date		Shares	Days	Shares

For 2003:
At January 1, 2003	—		89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—		(9,310,607)	365/365	(9,310,607)
Purchase of treasury stock	Jan. 10		(3,809,288)	356/365	(3,715,360)
Purchase of fractional shares	Feb. 3		(52)	332/365	(47)
Purchase of fractional shares	May 1		(91)	233/365	(58)
Issuance of common stock	May 1		126,276	233/365	80,609
Treasury stock	(note a	)	(2,544,600)	—	(1,128,988)

Total			73,614,308		75,078,219

For 2004:
At January 1, 2004	—		82,276,711	366/366	82,276,711
Treasury stock, at the beginning	—		(8,662,403)	366/366	(8,662,403)
Purchase of fractional shares	Feb. 20		(12)	316/366	(11)

Total			73,614,296		73,614,297

(note a)	Such treasury stock was acquired or disposed of on several different dates in 2002 and 2003, and the weighted number of shares was calculated according to each transaction date.
      Diluted net income and ordinary income per share amounts for the years ended December 31, 2002, 2003 and 2004 are computed as follows (in millions of Korean won except for share data):
Diluted net income per share

	2002		2003		2004

Adjusted net income	W	1,487,230	W	1,966,100	W	1,499,026
Adjusted weighted average number of common shares outstanding (note b)		84,277,598		75,078,219		74,596,777

Diluted net income per share	W	17,647	W	26,187	W	20,095

Diluted ordinary income per share

	2002		2003		2004

Adjusted ordinary income	W	1,486,875	W	1,966,100	W	1,499,026
Adjusted weighted average number of common shares outstanding (note b)		84,277,598		75,078,219		74,596,777

Diluted ordinary income per share	W	17,643	W	26,187	W	20,095

(note b)	In 2002 and 2004, for the calculation of diluted income per share, the weighted average number of common shares outstanding is adjusted for dilutive effects of assuming the exercise of stock options on January 1, 2002 and the conversion of and convertible bonds on May 27, 2004 (see Note 8), respectively. The weighted average number of common shares outstanding for basic and diluted earnings per share calculations are the same for the year ended December 31, 2003 as there is no item that dilutes the earnings per share for that year.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The numerator and denominator of basic and diluted income per share for the years ended December 31, 2002 and 2004 are as follows:
Diluted net income per share

		Average Weighted
	Net Income	Number of Shares	Per-share Amount

	(In Millions of		(In Korean Won)
	Korean Won)
For 2002
Basic net income per share	W1,487,151	84,270,450	W17,647

Effect of stock option	79	7,148

Diluted net income per share	W1,487,230	84,277,598	W17,647

For 2004
Basic net income per share	W1,491,479	73,614,297	W20,261

Effect of convertible bonds	7,547	982,480

Diluted net income per share	W1,499,026	74,596,777	W20,095

Diluted ordinary income per share

			Average Weighted
	Net Income		Number of Shares	Per-share Amount

	(In Millions of			(In Korean Won)
	Korean Won)
For 2002
Basic ordinary income per share	W	1,486,796	84,270,450	W	17,643

Effect of stock option		79	7,148

Diluted ordinary income per share	W	1,486,875	84,277,598	W	17,643

For 2004
Basic ordinary income per share	W	1,491,479	73,614,297	W	20,261

Effect of convertible bonds		7,547	982,480

Diluted ordinary income per share	W	1,499,026	74,596,777	W	20,095

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	DIVIDEND DISCLOSURE
      Details of dividends which were declared for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won except for share data):

Fiscal		Number of		Face		Dividend
Year	Dividend Type	Shares Outstanding		Value		Ratio	Dividends

2002	Cash dividends	84,299,698	(note)	W	500	360%	W	151,739

2003	Cash dividends	73,614,308		W	500	1,100%	W	404,878

2004	Cash dividends (interim)	73,614,308		W	500	200%	W	73,614
	Cash dividends (year-end)	73,614,296		W	500	1,860%	W	684,613

	Total						W	758,227

(note)	4,457,635 shares of the Company’s common stock acquired through the stock exchange with KT Corporation on December 30, 2002 were included in the number of shares outstanding, as the dividend right date was December 27, 2002.
      Dividends payout ratios for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won and %):

	2002		2003		2004

Dividends	W	151,739	W	404,878	W	758,227
Net income		1,487,151		1,966,100		1,491,479

Dividends payout ratio		10.20%		20.59%		50.84%

      Dividends yield ratios for the years ended December 31, 2002, 2003 and 2004 are as follows (in Korean won and %):

	2002		2003		2004

Dividend per share	W	1,800	W	5,500	W	10,300
Stock price at the year-end		229,000		199,000		197,000

Dividends yield ratio		0.79%		2.76%		5.23%

20.	COMMITMENTS AND CONTINGENCIES
      a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to W483,995 million. At December 31, 2004, the borrowings under these credit lines were W25,496 million at an average interest rate of approximately 2.09% and the net availability under these credit lines was W458,499 million.
      b. At December 31, 2004, certain short-term financial instruments amounting to W394 million are secured for payment guarantee of accounts payable and other.
      c. At December 31, 2004, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling W51 million.
      d. The Company’s warranty obligations under mobile network system development service contracts with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and Singapore Telecommunications Ltd., a Singapore company, have been guaranteed by Citi Corp. and Chohung Bank within the limit of US$550,000 and SG$117,250, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      e. PAXNet Co., Ltd., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is a former affiliated company. The outstanding balance of such guarantees as of December 31, 2004 approximated W332 million.
      f. SK Communications Co., Ltd., which is the Company’s subsidiary, had entered into a license agreement with Lycos Intangibles, LLC to use technology and pay royalties related to the Lycos License and TRIPOD totaling US$9,252,390 for two years from August 14, 2002. In accordance with this agreement, SK Communications Co., Ltd. paid US$4,626,195 and US$2,313,098 in royalty fees for the years ended December 31, 2002 and 2003, respectively. The license agreement expired on August 13, 2004. SK Communications Co., Ltd. entered into a new e-mail service and license agreement with Lycos Intangible, LLC to pay royalties totaling US$700,000 for two years from August 14, 2004 for the exclusive right to offer e-mail services to existing e-mail users who have Lycos e-mail accounts in the Republic of Korea. In accordance with this new agreement, SK Communications Corp. paid US$400,000 in advance on August 14, 2004 and the rest of royalties of US$300,000 will be paid on August 14, 2005. In addition, if the number of Lycos e-mail users as of August 14, 2005 exceeds two million, SK Communications Co., Ltd. is required to pay additional royalties.
      g. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Co., Ltd., which is the Company’s subsidiary. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the contract for usage of Lycos brand between GNI Enterprise Inc. and SK Communications Co., Ltd. was effective. A judgment in the first trial was made in favor of SK Communications Co., Ltd.; however, GNI Enterprise Inc. appealed the judgment and the appeal is in process. The ultimate outcome of this lawsuit cannot presently be determined. SK Communications Co., Ltd. believes that any liability that may be subject to thereunder will not be material. In addition, in the lawsuit filed on November 15, 2002, GNI Enterprise Inc. asserted that the merger of NetsGo Co., Ltd. into SK Communications Co., Ltd. was not legitimate. On January 11, 2004, GNI Enterprise Inc. withdrew this lawsuit.
      h. In connection with the business combination of the Company with Shinsegi Telecomm Co., Ltd., SK Teletech Co., Ltd., which is the Company’s subsidiary, was ordered by the Fair Trade Commission on May 16, 2000 to limit its domestic yearly sales quantity of cellular handsets (excluding export sales and IMT-2000 handsets sales) not to exceed 1,200 thousand units per year from 2000 to 2005.

21.	INSURANCE
      At December 31, 2004, certain of the Company and its subsidiaries’ assets are insured with local insurance companies as follows (in million of Korean won and thousands of U.S. dollars):

Asset	Risk	Book Value		Coverage

Inventories and property and					US$74,815
equipment	Fire and comprehensive liability	W	6,606,428	W	12,425,032

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	TRANSACTIONS WITH AFFILIATED COMPANIES
      Significant related party transactions and balances with affiliated companies as of and for the years ended December 31, 2002, 2003 and 2004 were as follows (in millions of Korean won):

Description	2002	2003	2004

Transactions
SK Engineering & Construction Co., Ltd.:
Construction (note a)	289,311	324,260	419,871
Commissions paid and other expense	23,981	7,662	6,148
Commission income and other income	678	776	1,348
SK Networks (formerly known as SK Global):
Purchases of property and equipment	11,055	3,853	3,144
Commissions paid, leased line and other expense	83,234	214,101	411,053
Sales of handsets and other income	383,138	491,978	1,177,249
SK Corporation:
Purchases of property and equipment	52	3,831	4,071
Commissions paid and other expense	37,249	35,612	55,921
Commission income and other income	3,201	5,370	8,826
SK Life Insurance Co., Ltd.:
Purchases of property and equipment	—	1,570	29,959
Commissions paid and other expenses	—	1,637	1,630
Commission income and other income	—	761	8,833
Kyocera Corp.:
Purchase of raw materials and other	2,807	7,143	344
Commissions paid and other expenses	—	59	—
Commission income and other income	66,088	14,075	—
SK Group Japan:
Purchase of raw materials for handsets and other expenses	9,784	5,292	—
SK Telesys:
Purchases of property and equipment	187,205	188,111	188,822
Commissions paid and other expenses	1,519	1,717	3,102
Commission income and other income	290	385	879
SKC:
Purchases of inventories	17,260	204,694	899,260
Disposal of inventories and other	50,341	18	—
Commissions paid and other expenses	—	3,120	2,192
Commission income and other income	—	747	584
Innoace:
Purchases of property and equipment	40,884	35,225	23,776
Commissions paid and other expenses	9,454	314	4,337
Commission income and other income	217	8,969	296

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2002	2003	2004

WiderThan Co., Ltd.:
Purchases of property and equipment	9,124	22,643	3,780
Commissions paid and other expenses	24,218	49,939	82,380
Commission income and other income	—	665	2,216
SK C&C Co., Ltd.:
Purchases of property and equipment	197,250	182,774	130,243
Commissions paid and other expenses (note b)	231,472	284,319	295,562
Commission income and other income	6,691	8,200	7,918

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2002	2003	2004

Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable	241	92	76
Accounts payable	65,773	63,442	135,213
Guarantee deposits received	130	90	408
SK Networks (formerly known as SK Global):
Accounts receivable	84,970	107,782	216,412
Guarantee deposits	113	113	113
Accounts payable	14,792	63,641	20,047
Guarantee deposits received	255	719	955
SK Corporation:
Accounts receivable	985	1,571	4,843
Guarantee deposits (note c)	79,611	103,720	103,720
Accounts payable	11,654	2,911	20,165
Guarantee deposits received	9,885	10,194	10,194
SK Life Insurance Co., Ltd.:
Deposits for severance indemnities	58,057	63,992	73,558
Accounts receivable	117	1,119	1,100
Guarantee deposits	60	60	60
Guarantee deposits received	767	338	821
Kyocera Corp.:
Accounts receivable	12,094	—	—
Accounts payable	63	—	—
SK Group Japan:
Accounts payable	1,557	—	—
SK Telesys:
Accounts receivable	5	50	53
Accounts payable	60,834	33,904	51,954
SKC:
Accounts receivable	70,464	53,680	15,549
Guarantee deposits	—	—	10,266
Accounts payable	2,928	93,383	115,839
Innoace:
Accounts payable	26,806	25,640	15,199
Guarantee deposits received	2,138	1,069	2,138
WiderThan Co., Ltd.
Accounts receivable	—	30	102
Accounts payable	8,296	9,762	9,847

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2002	2003	2004

SK C&C Co., Ltd.:
Accounts receivable	287	245	480
Accounts payable	116,235	72,715	77,871
Guarantee deposits received	284	346	346

(note a)	The Company is a party to several contracts with SK Engineering and Construction Co., Ltd. related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. Construction of its new headquarters was completed at the end of 2004. The total payment to SK Engineering & Construction Co., Ltd. for the demolition of existing buildings on the site and construction of the new building was W209 billion.

(note b)	The Company and certain subsidiaries are party to an agreement with SK C&C Co., Ltd., pursuant to which SK C&C Co., Ltd. provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on a six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C Co., Ltd. from time to time for specific information technology-related projects.

(note c)	On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company’s head office with the lease period from December 19, 2000 to March 31, 2004. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of W80,113 million and, as a result there will be no rent payment for the remaining lease period. On January 30, 2003, the Company prolonged the lease term to February 28, 2005 and deposited additional refundable leasehold key money of W20,027 million. In addition, in December 2003, the Company deposited additional refundable leasehold key money of W3,580 million. As a result, the refundable leasehold key money to SK Corporation as of December 31, 2004 totaled W103,720 million.

23.	DERIVATIVE INSTRUMENTS
      The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. The foreign currency forward contract was settled in 2004 and as of December 31, 2004, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, a loss on valuation of derivatives amounting to W49,452 million (excluding foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling W31,501 million) was accounted for as a capital adjustment.
      In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a loss on valuation of currency swap of W15,790 million for the year ended December 31, 2004 is charged to current operations.
      As of December 31, 2004, fair values of above derivatives totaling W96,743 million are recorded in long-term liabilities.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Details of derivative instruments as of December 31, 2004 are as follows (in thousands of US dollars and millions of Korean won):

					Fair Value

					Designated
				Duration of	as Cash		Not
Type	Hedged Item	Face Amount		Contract	Flow Hedge		Designated

Fix-to-fixed cross currency
swap	Unguaranteed US dollar	US$	300,000	March 23, 2004-	W	80,953	W	—
	denominated bonds			April 1, 2011
Fix-to-fixed cross currency
swap	Unguaranteed US dollar	US$	100,000	May 27, 2004-		—		15,790
	denominated convertible bonds			May 27, 2009
      The above derivative instruments designated as cash flow hedge mature within 75 months from December 31, 2004 at the longest; and the expected portion of capital adjustments as of December 31, 2004, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounted to W5,612 million.

24.	MERGER WITH SK IMT CO., LTD.
      On May 1, 2003, the Company merged with SK IMT Co., Ltd., which was a consolidated subsidiary when it merged into the Company, in accordance with a resolution of the Company’s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The shareholders of SK IMT Co., Ltd. were entitled to exercise dissenter’s right under Korean law. Shareholders holding 22,078,770 shares (or 36.8% of SK IMT Co., Ltd.’s issued and outstanding shares) exercised such right, and SK IMT Co., Ltd. repurchased the shares of these dissenting shareholders at a purchase price of W27,400 per share, totaling W604,958 million, before the completion of the merger with the Company. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company’s common stock with a par value of W500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The excess of acquired net assets over the par value (W63 million) for the distribution of 126,276 shares of newly issued common stock to minority shareholders of SK IMT Co., Ltd. upon on the merger dated May 1, 2003, amounting to W31,809 million, was recorded as an increase in capital surplus in accordance with Korean GAAP.

25.	MERGER WITH CYWORLD CO., LTD.
      On August 1, 2003, SK Communications Co., Ltd.., the Company’s subsidiary, merged with Cyworld Co., Ltd. in order to maximize synergy effects through enhanced management efficiency and strengthen the competitive power in the internet portal service market, in accordance with the approval of stockholders of SK Communications Co., Ltd. dated on June 16, 2003. The exchange ratio of common stock between SK Communications Co., Ltd. (par value: W500) and Cyworld Co., Ltd. (par value: W5,000) was 55.04697 to 1. Using such exchange ratio, SK Communications Corp. issued 12,770,877 shares of new common stock.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The condensed balance sheets of Cyworld Co., Ltd. as of August 1, 2003 and December 31, 2002 and condensed statements of operations for the seven months ended July 31, 2003 and the year ended December 31, 2002 are as follows (in millions of Korean won):

	Aug. 1, 2003		Dec. 31, 2002

(Condensed balance sheets)
Current assets	W	1,200	W	129
Non-current assets		615		1,175

Total assets	W	1,815	W	1,304

Current liabilities	W	1,586	W	850
Long-term liabilities		77		432

Total liabilities		1,663		1,282

Common stock		1,160		1,160
Capital surplus		4,208		4,208
Deficit		(5,216)		(5,346)

Total equity		152		22

Total liabilities and stockholders’ equity	W	1,815	W	1,304

	Period from
	Jan. 1, 2003 to		Year ended
	Jul. 31, 2003		Dec. 31, 2002

(Condensed statements of operations)
Operating revenue	W	1,930	W	1,823
Operating expenses		(2,244)		(2,694)

Operating loss		(314)		(871)
Other income		606		37
Other expenses		(163)		(721)

Net income (loss)	W	129	W	(1,555)

      The merger with Cyworld Co., Ltd. was accounted for using the purchase method of accounting, and generated a goodwill of W9,374 million as follows (in millions of Korean won):

Fair value of net assets merged			W	152
Merger cost
Fair value of common stock issued	W	8,429
Direct costs related to the merger (note)		1,097		9,526

Goodwill			W	9,374

(note)	The direct costs related to the merger are the liquidation income tax of W1,067 million paid for Cyworld Co., Ltd., and service fees of W30 million related to the merger.
      In addition, SK Communications Co., Ltd. amortizes the goodwill using the straight-line method over five years, and goodwill amortization for the years ended December 31, 2003 and 2004 was W781 million and W1,875 million, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	ACQUISITION OF AND MERGER WITH SHINSEGI TELECOMM, INC.
      In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm Inc.’s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.’s common stock held by Kolon International Corporation and other minority interests for W1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from POSCO by the issuance of 5,794,924 shares of the Company’s common stock with a market value of W1,657,348 million on the issuance date.
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
      The additional acquisition of equity interests in Shinsegi Telecomm, Inc. after its acquisition of a majority equity interest on April 27, 2000 was also accounted for under the purchase method of accounting whereby the purchase price was allocated to assets acquired and liabilities assumed based on the fair value at the date when the Company acquired a majority equity interest in Shinsegi Telecomm, Inc. The excess unallocated purchase prices of W299,121 million for the additional 19.2% equity interest acquired in 2001 and W647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were recorded as decreases in capital surplus in accordance with Korean GAAP (see Note 13).

27.	LOSS ON IMPAIRMENT OF IDLE NETWORK EQUIPMENT OF SHINSEGI TELECOMM, INC.
      In 2002, the Company integrated Shinsegi Telecomm, Inc.’s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.’s former network equipment was re-deployed in the Company’s network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company’s network, and an impairment loss of W185,847 million was recorded in the year ended December 31, 2002.

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
      For the years ended December 31, 2002, 2003 and 2004, such interconnection revenues amounted to W1,043.2 billion, W1,017.1 billion and W849.4 billion, respectively, while aggregate interconnection expenses amounted to W752.1 billion, W771.5 billion and W913.7 billion, respectively.

29.	SUBSEQUENT EVENT

a.	Acquisition of WiBro License
      The Company, together with KT Corporation and Hanaro Telecom Inc., acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006 as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company made the contribution of W117 billion and received the Wibro license from the Ministry of Information and Technology in March 2005.

b.	Agreement for Establishing SK-EarthLink, a Joint Venture Company in the U.S.
      In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc, an internet service provider in the U.S., agreed to establish “SK-EarthLink’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication services across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. SK-EarthLink plans to launch cellular voice and data service across the United States of America by the third quarter of 2005 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.

c.	Issuance of unguaranteed domestic bonds
      In accordance with the approval of its board of directors on March 11, 2005, the Company issued unguaranteed domestic bonds with face value totaling W200,000 million on March 18, 2005. The domestic bonds were issued at an annual rate of 4% for W194,560 million and will be repaid in full at its maturity date of March 18, 2010.

d.	Resolution to dispose of the Company’s investments in SK Teletech Co., Ltd.
      In accordance with the resolution of the Company’s board of directors dated May 3, 2005, the Company decided to sell 4,542,000 shares of 6,747,421 shares of SK Teletech Co., Ltd. (“SKTT”) held by the Company, representing 60% of the total outstanding common stock of SKTT, for a total selling price of W300 billion (W66,050 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result of such trade, the Company’s ownership in SKTT will decrease from 89.1% to 29.1% and the Company’s management rights of SKTT are expected to be transferred to Curitel Communications, Inc. by the end of June 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Fine for Providing Handset subsidies
      On May 9, 2005, the Communications Commission of the Republic of Korea fined the Company W23.1 billion for improper marketing activities such as providing handset subsidies.

30.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders’ equity.

a.	Deferred Income Taxes (see Note 2)
      Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.
      In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling W19,688 million, W27,030 million and W30,857 million as of December 31, 2002, 2003 and 2004, respectively, have been recognized for Korean GAAP purposes.

b.	Deferred Charges (see Note 2)
      Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds and certain development costs be recorded as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized as deferred assets and amortized over the redemption period of the related obligation and research and development costs are charged to expense as incurred.

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
      Through 2002, under Korean GAAP, debt and equity securities were classified into marketable securities and investment securities. Effective January 1, 2003, Korean GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”, described below. The valuation method for each category is similar to SFAS No. 115; however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in Note 30-(e).

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
      Gross proceeds from the sale of such securities were W1,562,603 million, W945,854 million and W343,723 million for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized gains for the years ended December 31, 2002, 2003 and 2004 were W13,540 million, W2,122 million and W1,342 million, respectively. Gross realized losses for the years ended December 31, 2002, 2003 and 2004 were W50,958 million, W614 million and W517 million, respectively.
      Information with respect to trading securities at December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		Unrealized		Unrealized
	(Amortized Cost)		Gains		Losses		Fair Value

At December 31, 2002:
Debt securities	W	754,219	W	—	W	—	W	754,219

At December 31, 2003:
Debt securities	W	895,401	W	—	W	2,184	W	893,217

At December 31, 2004:
Equity securities	W	450	W	—	W	82	W	368
Debt securities		652,372		2,039		—		654,411

Total	W	652,822	W	2,039	W	82	W	654,779

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information with respect to long-term investment securities including the current portion affected by SFAS No. 115 at December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		Unrealized		Unrealized		Impairment
	(Amortized Cost)		Gains		Losses		Losses		Fair Value

At December 31, 2002:
Equity securities	W	938,975	W	1,522	W	3,852	W	146,284	W	790,361
Debt securities		62,500		—		—		—		62,500

	W	1,001,475	W	1,522	W	3,852	W	146,284	W	852,861

At December 31, 2003:
Equity securities	W	427,472	W	73,290	W	6,608	W	55,469	W	438,685
Debt securities		64,315		—		—		—		64,315

	W	491,787	W	73,290	W	6,608	W	55,469	W	503,000

At December 31, 2004:
Equity securities	W	468,666	W	137,621	W	—	W	63,902	W	542,385
Debt securities		65,957		—		—		10,655		55,302

	W	534,623	W	137,621	W	—	W	74,557	W	597,687

      Gross unrealized losses of W3,852 million and W6,608 million at December 31, 2002 and 2003, respectively, for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.
      The aggregate carrying amount of the Company’s cost method investments totaled W354,123 million at December 31, 2004. Investments with an aggregate cost of W131,051 million were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. The Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired) for the remaining W223,072 million of cost method investments.

e.	Impairment of Investment Securities and Recoveries
      Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2002, 2003 and 2004 increased by W252,031 million, W21,716 million and W8,434 million, respectively, when compared to those under Korean GAAP. And, as certain available-for-sale securities for which the impairment losses had been recognized for the year ended December 31, 2002 for US GAAP purpose, but not for Korean GAAP purpose, were sold in 2003, some portion of losses of disposal of such available-for-sale securities that was recognized for the year ended December 31, 2003 for Korean GAAP purpose, amounting to W46,443 million, was reversed for US GAAP purpose.
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

g.	Business Combinations and Intangible Assets
      Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. Resulting goodwill is no longer amortized; however, it will be subject to impairment tests on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.
      Circumstances that could trigger an impairment test include but are not limited to: a significant adverse changes in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit.
      To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount of a reporting unit, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared with the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in current operations. The Company believes there is no impairment of goodwill for the years ended December 31, 2002, 2003 and 2004. The Company does not have any intangible assets with indefinite lives as of December 31, 2002, 2003 and 2004. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.
      Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. However, in the case of the Company, no business combinations have been accounted for using the pooling of interest method under Korean GAAP. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over its estimated economic life, generally not to exceed 20 years.

h.	Determination of Acquisition Cost of Equity Interest in Subsidiary
      Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2002, 2003 and 2004 increased by W88,999 million, W64,052 million and W44,455 million, respectively, when compared to those under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.	Additional Equity Investment in Subsidiaries
      Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2002, 2003 and 2004 increased by W944,559 million, W955,865 million and W965,102 million, respectively, when compared to those under Korean GAAP.

j.	Capitalization of Foreign Exchange Losses (or Gains) and Interest Expenses
      Through 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to charge reflect such interest expense and foreign exchange losses (or foreign exchange gains) to current operations. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred.
      Through 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. For U.S. GAAP purposes, the Company charges such interest to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such interest expense. And this accounting change has been applied prospectively.

k.	Nonrefundable Activation Fees
      For U.S. GAAP purposes, the Company defers nonrefundable activation revenues and costs and amortizes them over the expected term of the customer relationship, which ranges from 41 months to 89 months.
      Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company recognizes these revenues and costs when the activation service is performed.

l.	Gain or Loss on Disposal of Subsidiary’s Stock
      Under Korean GAAP, gains or losses on disposal of investments in common stock of subsidiaries are not recognized in the consolidated income statements but included in capital surplus, until such subsidiary has been excluded as a majority-owned subsidiary. Under U.S.GAAP, such gains or losses on disposal of the investments in common stock of subsidiary are recognized in the income statement at the time of disposal of such investments.

m.	Employee Stock Option Compensation Plan
      For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.
      The weighted average fair value of options granted in 2000, 2001 and 2002 was W210,000 per share, W120,070 per share and W48,724 per share, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.	Loans Receivable for Stock Issued to Employee
      U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholders’ equity, while Korean GAAP allows for recording such receivables as an asset.

o.	Discount on Leasehold Deposits
      Under U.S. GAAP, when cash and other rights are exchanged for notes, notes (receivables or payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is a stated provision for interest) should be stated at their present value and the difference between the face amount and the present value should be deducted from or added to the face amount of the note as a discount or premium and amortized over the term using effective interest method. Thus, leasehold key money deposits are stated at their present value. Under Korean GAAP, the leasehold key money deposits are stated at their face amounts.

p.	Asset Securitization Transactions
      Under U.S. GAAP, a transfer of financial assets in an asset securitization is accounted for as a sale only if all three of the following conditions are met;

•	The transferred assets have been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliated of the transferor, and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.

•	The transferee is a qualifying special-purpose entity (“QSPE”) and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is not a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.

•	The transferor does not effectively maintain control over the transferred assets either through;

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

q.	Considerations for conversion right
      Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under U.S. GAAP, convertible bonds are analyzed to evaluate whether conversion option are bifurcated and valued. If an embedded conversion option in convertible bond is net cash settled upon the occurrence of an event which is outside of an entity’s control, it generally requires bifurcation under US GAAP. Moreover, the change of the fair value of such embedded conversion option is included in current earnings.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

r.	Currency Swap
      Under Korean GAAP, when all critical terms of the hedging instrument and the hedged item are the same, a hedging relationship is considered to be highly effective without formally assessing hedge effectiveness. Under US GAAP, unless conditions to qualify for the shortcut method as described in SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, as amended, are met, a formal hedge effectiveness should be assessed to qualify for a hedge accounting at inception of the hedge. The Company’s cross currency swap, which qualified as a cash flow hedge under Korean GAAP, did not qualify for the shortcut method under US GAAP and was recorded as non-hedge.

s.	Foreign Currency Translation
      Under U.S. GAAP, monetary assets and liabilities denominated in foreign currencies are translated at the actual prevailing rates of exchange on the balance sheet dates. However, as described in Note 2(u), monetary assets and liabilities of the Company and its subsidiaries denominated in foreign currency are translated at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, as allowed under Korean GAAP. Accordingly, the resulting differences in the calculated foreign currency translation gain and loss amounts are considered as a U.S. GAAP adjustment.

t.	Presentation of Minority Interest as a Component of Shareholders’ Equity
      Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders’ equity.
      The following reconciles net income for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2002, 2003 and 2004 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Year Ended December 31,

	2002		2003		2004

Net income based on Korean GAAP	W	1,487,151	W	1,966,100	W	1,491,479
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		(8,481)		(7,342)		(3,827)
Tax effect of the reconciling items		121,976		(15,036)		22,515
Deferred charges		1,318		2,660		(60)
Capital leases		454		(906)		1,534
Intangible assets		(23,507)		(22,303)		(18,546)
Reversal of amortization of goodwill		138,041		135,557		136,694
Capitalization of foreign exchange losses and interest expenses related to tangible assets		6,213		21,617		24,454
Capitalization of interest expenses related to purchases of intangible assets		(69,372)		427		5,285
Nonrefundable activation fees		(104,263)		(46,962)		(36,048)
Loss (gain) on disposal of subsidiary shares		—		58		—
Stock option compensation plan		(3,367)		(3,114)		(1,938)
Loss on sale of accounts receivable and other in asset securitization		7,039		7,437		(14,476)
Loss on impairment of investment securities		(252,031)		24,727		(8,434)
Loss on valuation of currency swap		—		—		(49,452)
Discount on leasehold deposits		(45)		(286)		422
Considerations for conversion right		—		—		1,016
Foreign currency translation		—		—		2,458
Recovery of impaired investment securities		—		115		—

Net income based on U.S. GAAP	W	1,301,126	W	2,062,749	W	1,553,076

Weighted average number of common shares outstanding		84,270,450		75,078,219		73,614,297

Earnings per share based on U.S.GAAP:
Basic earnings per share	W	15,440	W	27,475	W	21,097

Diluted earnings per share	W	15,439	W	27,475	W	20,921

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2002		2003		2004

Shareholders’ equity based on Korean GAAP	W	6,231,900	W	6,093,847	W	7,205,744
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		(18,997)		(45,317)		(70,067)
Tax effect of the reconciling items		151,554		136,517		159,032
Deferred charges		(2,600)		60		—
Capital leases		1,144		239		1,773
Intangible assets		1,033,558		1,019,917		1,009,557
Reversal of amortization of goodwill		138,041		273,598		410,292
Capitalization of foreign exchange losses and interest expenses related to tangible assets		(1,775)		19,842		44,294
Capitalization of interest expenses related to purchase of intangible assets		(69,372)		(68,945)		(63,660)
Nonrefundable activation fees		(192,212)		(239,174)		(275,222)
Loans receivable for stock issued to employees’ investor association		(45,906)		(33,788)		(22,546)
Minority interest in equity of consolidated affiliates		(725,507)		(155,985)		(98,198)
Loss on sale of accounts receivable and other in asset securitization		7,039		14,476		—
Loss on impairment of investment securities		(150,243)		—		—
Discount on leasehold deposits		(367)		(653)		(231)
Considerations for conversion right		—		—		(66,263)
Foreign currency translation		—		—		2,458
Recovery of impaired investment securities		(81)		34		34

Shareholders’ equity based on U.S. GAAP	W	6,356,176	W	7,014,668	W	8,236,997

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Year Ended December 31,

	2002		2003		2004

Balance, beginning of the year	W	5,820,051	W	6,356,176	W	7,014,668
Net income for the year		1,301,126		2,062,749		1,553,076
Dividends		(57,265)		(151,739)		(478,492)
Issuance of common stock		—		31,053		—
Unrealized gains on valuation of securities, net of tax		51,644		50,033		55,156
Equity in capital surplus, retained earnings and capital adjustments of affiliates (note a)		(12,789)		50,166		89,448
Retirement of treasury stock		—		(20,598)		—
Treasury stock transactions		(779,290)		(1,379,337)		(2)
Foreign-based operations’ translation adjustments		2,809		(356)		(11,128)
Stock compensation plan		4,859		4,403		3,030
Decrease in loans receivable for stock issued to employees’ investor association		25,031		12,118		11,241

Balance, end of the year	W	6,356,176	W	7,014,668	W	8,236,997

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	December 31,

	2002		2003		2004

Current assets:
As reported	W	4,113,724	W	4,069,525	W	4,390,693
U.S. GAAP adjustments:
— loans receivable for stock issued to employees investor association		—		—		(4,123)
— deferred tax adjustments due to difference in accounting principles		60,619		73,500		51,344
— tax effect of the reconciling items		(9,927)		(8,297)		25,234
— discount on leasehold deposits		4,843		5,777		1,119
— asset securitization transactions		582,742		478,298		—

Current assets based on U.S. GAAP		4,752,001		4,618,823		4,464,267

Non-current assets:
As reported		10,114,986		9,748,692		9,892,665
U.S. GAAP adjustments:
— loans receivable for stock issued to employees’ investor association		(45,906)		(33,788)		(18,423)
— intangible assets		1,034,972		1,015,801		1,004,774
— cancellation of amortization of goodwill		138,041		273,598		410,292
— discount on leasehold deposits		(5,210)		(6,430)		(1,349)
— loss on sale of accounts receivable and other in asset securitization		(68,267)		—		—
— recovery of impaired investment securities		(81)		34		34
— loss on impairment of investment securities		(150,243)		—		—
— nonrefundable activation fees		9,129		9,129		9,129
— capital lease		5,820		3,301		1,773
— capitalization of foreign exchange losses and interest expense related to tangible assets		(1,775)		19,842		44,294
— capitalization of interest expenses related to purchase of intangible assets		(69,372)		(68,945)		(63,660)
— deferred charges		6,564		6,154		12,969

Non-current assets based on U.S. GAAP		10,968,658		10,967,388		11,292,498

Total assets based on U.S. GAAP	W	15,720,659	W	15,586,211	W	15,756,765

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31

	2002		2003		2004

Current liabilities:
As reported	W	4,303,386	W	4,530,910	W	3,066,893
U.S. GAAP adjustments:
— deferred charges		222		31		—
— nonrefundable activation fees		46,723		68,665		86,082
— asset securitization transactions		507,436		463,822		—
— acquisition cost of equity interest in subsidiary		2,449		886		—
— foreign currency translation		—		—		(26)

Current liabilities based on U.S. GAAP		4,860,216		5,064,314		3,152,949

Long-term liabilities:
As reported		3,693,424		3,193,460		4,010,721
U.S. GAAP adjustments:
— deferred charges		8,942		5,844		12,969
— Intangible assets		3,748		—		—
— nonrefundable activation fees		154,618		179,638		198,269
— capital leases		4,676		3,062		—
— deferred tax adjustments due to difference in accounting principles		79,616		118,837		123,911
— tax effect of the reconciling items		(166,264)		(149,597)		(141,080)
— considerations for conversion right		—		—		66,263
— foreign currency translation		—		—		(2,432)

Long-term liabilities based on U.S. GAAP		3,778,760		3,351,244		4,268,621

Total liabilities based on U.S. GAAP	W	8,638,976	W	8,415,558	W	7,421,570

Minority interests:
As reported	W	725,507	W	155,985	W	98,198
U.S. GAAP adjustments:		—		—		—

Total minority interests based on U.S. GAAP	W	725,507	W	155,985	W	98,198

      The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2002, 2003 and 2004 under Korean GAAP, as reported in the consolidated financial

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
statements to cash flows from operating, investing and financing activities for the years ended December 31, 2002, 2003 and 2004 under U.S. GAAP (in millions of Korean won):

	2002		2003		2004

Cash flows from operating activities based on Korean GAAP	W	4,267,815	W	3,328,770	W	2,516,052
Adjustments:
Asset securitization transactions		(558,921)		(47,496)		469,883

Cash flows from operating activities based on US GAAP	W	3,708,894	W	3,281,274	W	2,985,935

Cash flows from investing activities based on Korean GAAP	W	(3,063,435)	W	(1,414,432)	W	(1,469,537)
Adjustments:
Asset securitization transactions		68,267		(8,080)		76,347

Cash flows from investing activities based on US GAAP	W	(2,995,168)	W	(1,422,512)	W	(1,393,190)

Cash flows from financing activities based on Korean GAAP	W	(1,418,197)	W	(2,261,039)	W	(968,570)
Adjustments:
Asset securitization transactions		490,654		55,576		(546,230)

Cash flows from financing activities based on US GAAP	W	(927,543)	W	(2,205,463)	W	(1,514,800)

31. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Income Taxes
      Income tax expense under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	Year Ended December 31,

	2002		2003		2004

Currently payable	W	616,544	W	668,180	W	551,405
Deferred		(31,532)		143,257		59,669

	W	585,012	W	811,437	W	611,074

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	Year Ended December 31,

	2002		2003		2004

Income taxes at statutory income tax rate of 27%	W	518,197	W	776,030	W	584,843
Resident surtax payable		51,820		77,603		58,484
Tax credit for investments, technology, human resource development and others		(37,309)		(83,826)		(89,080)
Special surtax for agriculture and fishery industries and other		11,636		13,685		13,736
Undistributed earnings of subsidiaries		12,295		(5,909)		11,011
Effect of change in income tax rate		—		(7,943)		—
Other permanent differences		6,714		20,719		28,705
Change in valuation allowance		21,659		21,078		3,375

Recorded income taxes	W	585,012	W	808,892	W	611,074

Effective tax rate		30.48%		28.23%		28.21%

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2002, 2003 and 2004 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	December 31,

	2002		2003		2004

Current:
Allowance for doubtful accounts	W	21,885	W	22,039	W	19,649
Write-off of doubtful accounts		9,715		9,587		9,764
Marketable trading securities		—		1		(561)
Accrued income		(2,844)		(2,026)		(2,463)
Accrued expenses and other		21,936		35,622		50,189

		50,692		65,223		76,578

Non-current:
Depreciation		11,732		3,935		(34,371)
Loss on disposition of properties		—		—		11,480
Loss on impairment and valuation of investment securities (note)		119,940		74,928		58,419
Foreign exchange losses		3,345		774		—
Equity in losses (earnings) of affiliates		(5,090)		(6,593)		(12,671)
Undistributed earnings of subsidiaries		(28,700)		(3,364)		(9,434)
Tax free reserve for technology development		(133,920)		(182,518)		(195,103)
Tax free reserve for loss on disposal of treasury stock		(64,775)		(130,373)		(130,372)
Tax credit carryforwards		—		1,162		5,003
Net operating loss carryforwards		—		—		25,371
Deferred charges and other		79,346		46,780		(7,205)

		(18,122)		(195,269)		(288,883)

Total deferred tax assets (liabilities)	W	32,570	W	(130,046)	W	(212,305)

(note)	As of December 31, 2002, unrealized loss on valuation of investment securities has been recorded as a separate component of shareholders’ equity, net of tax effect of W691 million, and unrealized gain on valuation of investment securities as of December 31, 2003 and 2004 was recorded as a separate component of shareholders’ equity, net of tax effect of W18,287 million and W39,210 million, respectively.
b.     Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2002, 2003 and 2004 for which it is practicable to estimate that value:
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
      Bonds Payable, Bonds with Stock Warrant, Convertible Bonds, Long-Term Borrowings, Long-Term Payable — Other and Obligation under Capital Leases
      The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current interest rates offered for debt of the same remaining maturities.
      The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2002, 2003 and 2004 (in millions of Korean won):

	2002				2003				2004

	Carrying				Carrying				Carrying
	Amount				Amount				Amount
	(Note a)		Fair Value		(Note a)		Fair Value		(Note a)		Fair Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	W	867,022	W	867,022	W	472,410	W	472,410	W	383,360	W	383,360
Trading securities		754,219		754,219		893,217		893,217		654,779		654,779
Accounts receivable (trade and other)		2,877,750		2,877,750		3,000,918		3,000,918		3,126,754		3,126,754
Short-term loans		18,296		18,296		41,933		41,933		51,232		51,232
Investment securities:
Listed equity and debts (note b)		852,861		852,861		503,000		503,000		597,687		597,687
Non- listed equity		543,836		N/A		385,707		N/A		354,123		N/A
Long-term bank deposits		177		177		352		352		10,351		10,351
Long-term loans		12,905		9,679		13,947		10,460		12,019		9,014

	W	5,927,066			W	5,311,484			W	5,190,305

Financial liabilities:
Accounts payable	W	1,697,502	W	1,697,502	W	1,317,162	W	1,317,162	W	1,205,682	W	1,205,682
Short-term borrowings		1,177,950		1,177,950		1,236,197		1,236,197		425,496		425,496
Bonds payable, long-term borrowings, convertible bonds, long-term payables — other and obligation under capital leases, including current portion		4,413,130		4,704,752		4,201,707		4,283,402		4,044,258		4,211,926

	W	7,288,582			W	6,755,066			W	9,234,563

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a) These carrying amounts represent the amounts determined under U.S. GAAP.

(note b)	Investments in non — listed equity include the investments in the common stock of Powercomm Co., Ltd. (“Powercomm”). Korea Electric Power Corp. (“KEPCO”), the parent company of Powercomm, sold to Dacom Corporation 45.5% interest in Powercomm at W12,000 per share in 2002. Based on this transaction, the fair value of the Company’s investments in the common stock of Powercomm was determinable and the impairment loss on the investment of W150,243 million was recognized in 2002. The fair value of common stock of Powercomm as of December 31, 2003 and 2004 was estimated by an outside professional valuation company using the present value of expected future cash flows; and the additional impairment loss of W21,593 million was recognized in 2003. As of December 31, 2004, unrealized gain on valuation of investment in Powercomm of W3,158 million has been recorded as other comprehensive income.

c.	Comprehensive Income
      Comprehensive income for the years ended December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	2002		2003		2004

Net income	W	1,301,126	W	2,062,749	W	1,553,076

Other comprehensive income:
Available-for-sale securities
Unrealized gain on investment securities		325,494		90,727		84,513
Less impact of realized losses		(252,031)		(21,716)		(8,434)
Tax effect		(21,819)		(18,978)		(20,923)

Net change from available-for-sale securities		51,644		50,033		55,156

Foreign-based operations translation adjustments		2,809		(356)		(11,128)

Total other comprehensive income		54,453		49,677		44,028

Comprehensive income	W	1,355,579	W	2,112,426	W	1,597,104

d.	Goodwill and other intangible assets
      On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, however, they will be subject to periodic impairment tests as prescribed by the statement and intangible assets that do not have

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
indefinite lives are amortized over their useful lives. The following tables present the additional disclosures required by this statement.
Goodwill
      Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Beginning of period	W	2,833,752	W	3,400,110	W	3,400,155
Goodwill reclassifications to other intangibles assets		—		(16,437)		—
Goodwill acquired during the period		566,358		16,482		8,834
Goodwill impairment losses		—		—		—

Ending of period	W	3,400,110	W	3,400,155	W	3,408,989

Other Intangible Assets
      The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2002				December 31, 2003				December 31, 2004

	Gross				Gross				Gross
	Carrying		Accumulated		Carrying		Accumulated		Carrying		Accumulated
	Amount		Amortization		Amount		Amortization		Amount		Amortization

Amortized intangible assets:
IMT license (13 years)	W	1,189,881	W	—	W	1,188,547	W	(7,548)	W	1,188,547	W	(98,183)
Customer lists (4 years)		99,783		(39,142)		99,783		(64,088)		99,783		(83,686)
Other (5 to 20 years)		344,708		(158,248)		552,279		(258,802)		718,291		(354,021)

Total	W	1,634,372	W	(197,390)	W	1,840,609	W	(330,438)	W	2,066,621	W	(535,890)

      Intangible asset amortization expense for the years ended December 31, 2002, 2003 and 2004 was W62,037 million, W103,914 million and W209,991 million, respectively. It is estimated to be W203,665 million, W171,338 million, W163,123 million, W145,613 million and W113,946 million for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively, primarily related to the IMT license, customer lists and other.

e.	Other SK Group Companies
      As described in Note 1, the Company is one of the SK Group affiliated companies. In early March 2003, the Prosecutor’s Office of the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Networks Co., Ltd. (“SK Networks”, formerly SK Global Co., Ltd.), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there are several legal actions against certain SK Group affiliated companies. On March 19, 2003, SK Networks was classified as a “financially distressed company” in accordance with the Corporate Restructuring Promotion Law of the Republic of Korea. Subsequent to this classification, there has been a restructuring, including cash buy-out of certain debt at less than face value and a management change, among the creditors of SK Networks and certain of its affiliates. In addition, SK Networks retired all common shares which SK Corporation owned and, on October 27, 2003, SK Corporation purchased new common shares of SK Networks in the amount of approximately $718.5 million, which have a certain disposal restriction. As of December 31, 2004 and for the year then ended, the Company and its subsidiaries had certain related party balances or transactions with

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SK Networks as disclosed in Note 22. Management of the Company believes that those legal matters will not have a material adverse effect on the Company and its subsidiaries’ financial position, operating results, or liquidity.

f.	Operating Revenue
      Operating revenue for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004

Wireless services	W	7,475,371	W	8,401,021	W	8,762,376
Interconnection		1,043,174		1,017,056		849,407
Digital handset sales		534,038		611,981		649,809
Other		167,147		180,306		272,974

Total operating revenue	W	9,219,730	W	10,210,364	W	10,534,566

g.	Segment
      The Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.

h.	New Accounting Pronouncements
      On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. Certain special purpose companies (SPC) established by the Company have been consolidated from the date of their establishment (See Note 30(q)). The Company as a foreign private issuer applied either FIN 46 or FIN 46R to variable interest entities (“VIEs’) created after January 31, 2003 and the Company fully adopted FIN 46R as of June 30, 2004. The adoption of this Interpretation did not have a significant impact on the Company’s consolidation financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on the Company’s consolidated financial position or results of operations.
      In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective from January 1, 2006. Management does not expect that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nomonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on the Company’s consolidated financial position or results of operations.

Item. 19	Exhibits

Exhibit	Description

1.1	Articles of Incorporation, as amended and restated (English translation)*
4.1	Telecommunications Basic Law of 1983, as amended (English translation)**
4.2	Enforcement Decree of the Telecommunications Basic Law, as amended (English translation)*
4.3	Telecommunications Business Law of 1983, as amended (English translation)**
4.4	Enforcement Decree of the Telecommunications Business Law (English translation)*
4.5	Amendment to Telecommunications Business Law of 1983 dated February 9, 2004 (English translation)*
4.6	Korean Commercial Code (together with English translation) (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
4.7	Amendment to Korean Commercial Code dated December 29, 2001 (together with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)
4.8	Korean Securities and Exchange Act, as amended (English translation)*
11.1	Code of Ethics of SK Telecom Co., Ltd.*
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consent of Deloitte HanaAnjin LLC*

*	Filed herewith.

**	Filed previously as exhibits to our Form 20-F filed on June 3, 2003.

E-1

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK Telecom Co., Ltd.

By:	/s/ Shin Bae Kim

Name: Shin Bae Kim
Title: Chief Executive Officer
Date: May 31, 2005