Form 20-F/A
period 2004-12-31
SK TELECOM CO LTD
filed 2005-07-25
CIK 1015650

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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

11, EULJIRO2-GA
JUNG-GU
SEOUL, KOREA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES,	NEW YORK STOCK EXCHANGE, INC.
EACH REPRESENTING ONE-NINTH OF
ONE SHARE OF COMMON STOCK
COMMON STOCK, PAR VALUE	NEW YORK STOCK EXCHANGE, INC.*
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

EXPLANATORY NOTE

     SK Telecom Co., Ltd. (“SK Telecom”) is filing this amendment no. 1 to its annual report on Form 20-F/A (the “Amendment No. 1”) for the fiscal year ended December 31, 2004 in order to correct certain typographical errors contained in its annual report on Form 20-F filed on May 31, 2005 (the “Original Annual Report”). This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report.

     This report on Form 20-F/A shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File No. 333-126120) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

OVERVIEW OF THE COMPANY’S WIRELESS NETWORK

     We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services. We had approximately 19.1 million subscribers as of April 30, 2005 and our share of the Korean wireless market was approximately 51.2%, based on the number of subscribers. We currently provide the following core services:

•	Cellular services – we provide digital cellular services to our subscribers using CDMA (code division multiple access) technology, with our network covering approximately 99% of the Korean population;

•	Wireless Internet services – we provide to subscribers of our wireless Internet services the ability to access the Internet over our networks using laptops, personal digital assistants and other devices; and

•	Internet content and Internet access – under our “NATE” brand name, we allow our wireless subscribers to access various websites designed for cellular use, such as access to information and on-line banking services.

     In addition, we provide various services outside of Korea, including in China, Mongolia, Vietnam and the United States.

     We provide our core services through our CDMA networks and we currently have 2 x 25 MHz of spectrum (i.e., 25 MHz for transmissions from handsets to cell sites and 25 MHz for transmissions from cell sites to handsets) in the 800 MHz range. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT technology, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. This technology allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps possible over our original CDMA network. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission technology, which permits more efficient use of the existing wireless spectrum and packet-based pricing of data services.

     Beginning in 2002, we launched an upgrade of our CDMA 1xRTT network to employ more advanced CDMA 1xEV/DO technology, and as of December 31, 2004, our upgrade has been completed in 84 cities in Korea. CDMA 1xEV/DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. This technology allows us to provide advanced wireless data services such as streaming video and audio services.

     We are also in the process of installing our wide-band code division multiple access, or W-CDMA network. We were one of the two wireless telecommunications providers to receive a W-CDMA license from the MIC in 2001. W-CDMA, which is commonly referred to as 3G, is a digital cellular technology which uses a 2 × 20 MHz of radio frequency spectrum in the 2 GHz band. We expect that once fully implemented, this new network will allow our subscribers to access a wider range of services, including multimedia content and communications, as this technology enables data to be transmitted at significantly higher data transmission speeds than our principal data network. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build out our W-CDMA network in other metropolitan areas of Korea.

     In March 2004, the MIC assigned us frequency for satellite digital multimedia broadcasting, or DMB, a service which allows broadcasting of multimedia content by satellite to various mobile devices including satellite DMB handsets. In October 2004, we granted the rights to our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services.

     We have also received a license from the MIC to provide wireless broadband, or WiBro services, which we believe will serve as a complementary solution to our existing networks and technologies. WiBro is a portable Internet which is expected to deliver broadband connections to users. Once implemented, WiBro will offer subscribers wireless Internet services at a competitive price in the metropolitan areas of Korea where there is a high demand for high-speed and large packet data services.

     We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Services Co., Ltd., under the laws of Korea. We changed our name to Korea Mobile Telecommunications Co., Ltd. in 1988. We changed our name to SK Telecom Co., Ltd. effective March 21, 1997. Our registered office is at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea and our telephone number is 82-2-6100-1563.

     In this report, we refer to third generation or “3G” mobile communications systems. Second generation systems or 2G systems were designed primarily with voice communications in mind. 3G systems are designed to facilitate voice, high speed data and multimedia service.

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

     All references to “Korea” contained in this report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we”, “us”, “our” or the “Company” shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S.” shall mean the United States of America. Unless otherwise indicated, from April 1, 2000 onwards, all references to our number of subscribers shall include subscribers attributable to Shinsegi Telecomm, Inc.

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

     All references to “Won”, “(Won)” or “W” in this report are to the currency of Korea, all references to “Dollars”, “$” or “US$” are to the currency of the United States of America and all references to “Yen” or “¥” are to the currency of Japan.

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

     Forward-looking statements in this annual report include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of CDMA 1xEV/ DO technology and other technologies such as W-CDMA, which is commonly referred to as third generation, or 3G, wireless technology;

•	our plans to spend approximately Won 1.6 trillion for capital expenditures in 2005 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network and our expected future capital expenditures on various initiatives;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the Ministry of Information and Communication, or the MIC, related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by our competitors; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system;

•	the success of our various joint ventures and investments in other telecommunications service providers; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business, include but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; foreign exchange currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 12 of this report, and elsewhere in this report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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

Item. 2  Offer Statistics and Expected Timetable

     Not applicable.

Item. 3  Key Information

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2004 are derived from our audited consolidated financial statements and related notes thereto. Information as of and for the years ended December 31, 2000 and 2001 includes information as of and for the nine months ended December 31, 2000 and the year ended December 31, 2001, respectively, for Shinsegi unless otherwise specified. Shinsegi was merged into SK Telecom in January 2002.

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in certain respects from U.S. GAAP. For more detailed information you should refer to notes 30 and 31 of the notes to our audited consolidated financial statements included in this annual report.

As of or for the Year Ended December 31,
2000	2001	2002	2003	2004	2004*
(In billions of Won and millions of Dollars, except per share and percentage data)
INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	(Won)	7,423.1	(Won)	8,371.9	(Won)	9,324.0	(Won)	10,272.1	(Won)	10,570.6	US$	10,212.2
Cellular Service(1)	7,245.1	8,203.0	9,156.8	10,091.8	10,297.6	9,948.4
Paging Service(2)	57.7	8.8	—	—	—	—
Other(3)	120.3	160.1	167.2	180.3	273.0	263.8
Operating Expenses	5,927.6	6,047.4	6,526.4	7,167.0	8,130.9	7,855.2
Operating Income	1,495.5	2,324.5	2,797.6	3,105.1	2,439.7	2,357.0
Income before Income Taxes and Minority Interest	1,287.8	1,976.7	2,218.8	2,754.3	2,123.2	2,051.2
Income before Minority Interest	920.5	1,126.4	1,520.3	1,965.3	1,493.4	1,442.8
Net Income	972.3	1,146.0	1,487.2	1,966.1	1,491.5	1,440.9
Income per Share of Common Stock(4)	11,146	13,242	17,647	26,187	20,261	19.57
Diluted Net Income per Share of Common Stock(4)	11,146	13,242	17,647	26,187	20,095	19.41
Dividends per Share of Common Stock(5)	540	690	1,800	5,500	10,300	9.95
Weighted Average Number of Shares	87,226,559	86,545,041	84,270,450	75,078,219	73,614,297	73,614,297
U.S. GAAP:
Net Income	(Won)	895.4	(Won)	1,111.6	(Won)	1,301.1	(Won)	2,062.7	(Won)	1,553.1	US$	1,500.4
Income per Share of Common Stock(4)	10,265	12,844	15,440	27,475	21,097	20.38
Diluted Net Income per Share of Common Stock(4)	10,265	12,844	15,439	27,475	20,921	20.21
Dividends per Share of Common Stock(5)	540	690	1,800	5,500	10,300	9.95
Weighted Average Number of Shares	87,226,559	86,545,041	84,270,450	75,078,219	73,614,297	73,614,297

	As of or for the Year Ended December 31,
	2000		2001		2002		2003		2004		2004*
			(In billions of Won and millions of Dollars, except per share and percentage data)
BALANCE SHEET DATA
Korean GAAP:
Working Capital (Deficiency)(6)	(Won)	(374.6)	(Won)	668.2	(Won)	(189.7)	(Won)	(461.4)	(Won)	1,323.8	US$	1,278.9
Fixed Assets—Net		4,543.2		4,174.7		4,569.4		4,641.5		4,703.9		4,544.4
Total Assets		11,044.2		13,326.3		14,228.7		13,818.2		14,283.4		13,799.1
Long-term Liabilities(7)		1,727.2		3,498.4		3,693.4		3,193.5		4,010.7		3,874.7
Total Shareholders’ Equity		6,142.7		6,149.3		6,231.9		6,093.8		7,205.7		6,961.4
U.S. GAAP:
Working Capital (Deficiency)		(332.5)		729.6		(108.2)		(445.5)		1,311.3		1,266.8
Total Assets		11,182.8		13,841.0		15,720.7		15,586.2		15,576.8		15,048.6
Total Shareholders’ Equity		6,117.9		5,820.1		6,356.2		7,014.7		8,237.0		7,957.7
OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(8)	(Won)	2,941.7	(Won)	3,932.4	(Won)	3,954.1	(Won)	4,706.4	(Won)	4,085.8	US$	3,947.3
Capital Expenditures(9)		2,241.1		1,382.1		2,024.7		1,647.6		1,704.3		1,646.5
R&D Expenses(10)		117.1		153.7		253.3		300.7		336.1		324.7
Internal R&D		78.8		130.7		194.3		235.8		267.1		258.0
External R&D		38.3		23.0		59.0		64.9		69.0		66.7
Depreciation and Amortization		1,456.4		1,759.6		1,543.3		1,646.3		1,741.6		1,682.5
Cash Flow from Operating Activities		3,043.5		2,423.9		4,267.8		3,328.8		2,516.1		2,430.8
Cash Flow from Investing Activities		(4,667.8)		(1,972.8)		(3,063.4)		(1,414.4)		(1,469.5)		(1,419.7)
Cash Flow from Financing Activities		1,629.3		331.2		(1,418.2)		(2,261.0)		(968.6)		(935.8)
Margins (% of total sales):
EBITDA Margin(8)		39.6%		47.0%		42.4%		45.8%		38.7%		38.7%
Operating Margin		20.1		27.8		30.0		30.2		23.1		23.1
Net Margin		13.1		13.7		15.9		19.1		14.1		14.1
U.S. GAAP:
EBITDA(8)		2,930.5		3,859.1		3,620.7		4,679.1		3,970.4		3,835.8
Capital Expenditures(9)		2,241.1		1,382.1		2,024.7		1,647.6		1,704.3		1,646.5
Cash Flow from Operating Activities		3,043.5		2,423.8		3,708.9		3,281.3		2,985.9		2,884.7
Cash Flow from Investing Activities		(4,667.8)		(1,972.8)		(2,995.2)		(1,422.5)		(1,393.2)		(1,346.0)
Cash Flow from Financing Activities		1,629.3		331.2		(927.5)		(2,205.5)		(1,514.8)		(1,463.4)

	As of or for the Year Ended December 31,
	2000		2001		2002		2003		2004
SELECTED OPERATING DATA
Population of Korea (millions)(11)		47.0		47.4		47.6		47.9		48.2
Our Wireless Penetration(12)		30.7%		32.0%		36.1%		38.2%		39.0%
Number of Employees(13)		7,279		5,693		6,241		6,286		7,353
Total Sales per Employee (millions)	(Won)	1,019.8	(Won)	1,470.6	(Won)	1,494.0	(Won)	1,634.1	(Won)	1,437.6
Wireless Subscribers(14)		14,452,683		15,179,163		17,219,562		18,313,315		18,783,338
Average Monthly Outgoing Voice Minutes per Subscriber(15)		148		172		191		197		194
Average Monthly Revenue per Subscriber(16)	(Won)	32,906	(Won)	36,400	(Won)	38,383	(Won)	39,739	(Won)	39,689
Average Monthly Churn Rate(17)		2.8%		1.4%		1.4%		1.2%		1.7%
Digital Cell Sites(18)		7,008		6,056		7,384		8,309		9,458

*	The conversion into Dollars was made at the rate of Won 1,035.1 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes Won 494.0 billion for 2000, Won 702.4 billion for 2001, Won 534.0 billion for 2002, Won 612.0 billion for 2003 and Won 649.8 billion for 2004 from the sale of digital handsets by our subsidiary, SK Teletech Co., Ltd., and Won 1,312.4 billion for 2000, Won 1,339.9 billion for 2001, Won 1,043.2 billion for 2002, Won 1,017.1 billion for 2003 and Won 849.4 billion for 2004 of interconnection revenue (including interconnection revenue in respect of calls between mobile users starting in 2000). Shinsegi was merged into us on January 13, 2002. See “Business—Interconnection”.

(2)	In March 2001, we transferred our paging business to Real Telecom Co., Ltd. (formerly known as INTEC Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom’s newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom. Consequently, the results of the paging business are no longer included in our revenues after such date.

(3)	For more information about our other revenue, see “Operating and Financial Review and Prospects” and “Business”.

(4)	Income per share of common stock is calculated by dividing net income by the weighted average number of shares outstanding during the period, giving effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000 and resulted in the par value of each share being reduced from Won 5,000 to Won 500.

(5)	Dividend per share of common stock has been adjusted to give effect to the 10-for-1 stock split of our common shares of common stock which became effective on April 21, 2000. On January 1, 2002, we adopted Statement of Korea Accounting Standards (“SKAS”) No. 6, “Events Occurring after Balance Sheet Date”. This statement requires that proposed cash dividends be reflected on the balance sheet when the appropriations are approved by shareholders which is similar to U.S. GAAP. In order to reflect this accounting change, our prior year’s financial statements have been restated accordingly. See note 2(w) of the notes to our consolidated financial statements.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,260 to US$1.00 as of December 31, 2000, Won 1,326 to US$1.00 as of December 31, 2001, Won 1,200 to US$1.00 as of December 31, 2002, Won 1,198 to US$1.00 as of December 31, 2003 and Won 1,044 to US$1.00 as of December 31, 2004, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(s) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP which may differ from Korean GAAP for these items.

(9)	Consists of investments in property, plant and equipment.

(10)	Includes donations to Korean research institutes and educational organizations. See “Operating and Financial Review and Prospects—Research and Development”.

(11)	Population estimates based on historical data published by the National Statistical Office of Korea.

(12)	Wireless penetration is determined by dividing subscribers by total estimated population, as of the end of the period.

(13)	Includes regular employees and temporary employees. See “Employees”. Includes 1,687 and 1,332 Shinsegi employees as of December 31, 2000 and 2001, respectively.

(14)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. Wireless subscribers also include 3,517,831 Shinsegi subscribers as of December 31, 2000 and 3,311,874 as of December 31, 2001. Shinsegi was merged into SK Telecom on January 13, 2002.

(15)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the month, calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period. Shinsegi’s subscribers and outgoing voice minutes are included from April 1, 2000.

(16)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees; and interest on overdue accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 43,958 for 2002, Won 44,546 for 2003 and Won 43,542 for 2004. Shinsegi’s subscribers and revenue are included from April 1, 2000. For information about the average monthly revenue per subscriber of SK Telecom and Shinsegi on a stand-alone basis, see “Operating and Financial Review and Prospects—Overview”.

(17)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

(18)	Includes 2,532 cell sites of Shinsegi as of December 31, 2000 and 1,685 cell sites as of December 31, 2001.

     As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

RECONCILIATION OF NET INCOME TO EBITDA UNDER U.S. GAAP

	As of or for the Year Ended December 31,
	2000		2001		2002		2003		2004		2004*
	(In billions of Won and millions of Dollars)
Net Income	(Won)	895.4	(Won)	1,111.6	(Won)	1,301.1	(Won)	2,062.7	(Won)	1,553.1	US$	1,500.4
ADD: Interest income		(67.6)		(101.8)		(90.8)		(93.9)		(86.7)		(83.8)
Interest expense		215.1		274.4		396.6		387.1		291.0		281.2
Taxes		408.5		791.3		585.0		811.5		611.1		590.4
Depreciation and Amortization		1,479.1		1,783.6		1,428.8		1,511.7		1,601.9		1,547.6
EBITDA	(Won)	2,930.5	(Won)	3,859.1	(Won)	3,620.7	(Won)	4,679.1	(Won)	3,970.4	US$	3,835.8

*	The conversion into Dollars was made at the rate of Won 1,035.1 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

     The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

RECONCILIATION OF NET INCOME TO EBITDA UNDER KOREAN GAAP

	As of or for the Year Ended December 31,
	2000		2001		2002		2003		2004		2004*
	(In billions of Won and millions of Dollars)
Net Income	(Won)	972.3	(Won)	1,146.0	(Won)	1,487.2	(Won)	1,966.1	(Won)	1,491.5	US$	1,440.9
ADD: Interest income		(67.6)		(97.4)		(86.0)		(86.5)		(80.5)		(77.7)
Interest expense		213.3		273.9		311.1		391.5		303.4		293.1
Taxes		367.3		850.3		698.5		789.0		629.8		608.5
Depreciation and Amortization		1,456.4		1,759.6		1,543.3		1,646.3		1,741.6		1,682.5
EBITDA	(Won)	2,941.7	(Won)	3,932.4	(Won)	3,954.1	(Won)	4,706.4	(Won)	4,085.8	US$	3,947.3

*	The conversion into Dollars was made at the rate of Won 1,035.1 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

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

     We face substantial competition in the wireless telecommunications sector in Korea. We expect competition to intensify as a result of consolidation of market leaders and the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing tariffs we can charge our subscribers. Also, continued competition from the other wireless and fixed-line service providers has resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In addition, increased competition may cause our marketing expenses to increase as a percentage of sales, reflecting higher advertising expenses and other costs of new marketing activities, which may need to be introduced to attract and retain subscribers.

     Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 48.9%, in terms of numbers of wireless service subscribers, as of April 30, 2005. Furthermore, in 2001, the Government awarded to three companies licenses to provide high-speed third generation, or 3G, wireless telecommunications services. One of these licenses was awarded to SK Telecom’s former subsidiary, SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation, Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors, and to LGT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless data and Internet businesses compete with providers of fixed-line data and Internet services.

     Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was the fifth largest wireless operator in terms of numbers of wireless service subscribers at such time. Hansol M.Com subsequently changed its name to KT M.Com and merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. KT Corporation had a 48.7% interest in KTF as of December 31, 2004. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably following its privatization. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. Future business combinations and alliances in the telecommunications industry may also create significant new competitors and could harm our business and results of operations.

     We expect competition to intensify as a result of such consolidation and as a result of the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors.

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless industry will likely have a material adverse effect on our financial condition, results of operation and business.

     The telecommunications industry has been characterized by continuous improvement and advances in technology and this trend is expected to continue. For example, we and our competitors have introduced new network technology upgrades from our basic CDMA network to a more advanced high-speed wireless telecommunications network based on CDMA 1xRTT and CDMA 1xEV/DO technology. Recently, Korean wireless telecommunications companies, including us, have begun to implement even newer technologies such as W-CDMA and CDMA2000, both of which are commonly referred to as 3G technology. W-CDMA service is also known as IMT-2000 service in Korea. Such new networks are expected to support data transmission services with more advanced features and significantly higher data transmission speeds than our principal data network. We commenced provision of our W-CDMA services on a limited basis in Seoul at the end of 2003. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build-out our W-CDMA network in other metropolitan areas of Korea. The successful introduction and operation of a 3G network by a competitor could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 3G network or our other businesses. In addition, although it is in its very nascent stages, it is our understanding that many industry participants, both in Korea and elsewhere, including us, are developing what is known as 4G technologies, which when developed, is intended to provide even greater speeds and capacity than that offered by the current 3G technologies. We could be harmed if we fail to adapt to technological or other changes in the telecommunications sector in a timely manner. For a description of some of the difficulties that we are facing with respect to W-CDMA, see “—W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.

     In March 2005, we obtained a license from the MIC to provide WiBro services, which will offer high-speed and large packet data services at a competitive price and serve as a complementary solution to the existing mobile communication services such as W-CDMA. We currently plan to invest approximately Won 800 billion to provide WiBro services; however, our investment plans may change depending on the market demand for such services, competitors offering similar services and development of competing technologies. We cannot assure you, however, that there will be sufficient demand for our WiBro services as a result of competition or otherwise.

W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and such technology may be difficult to integrate with our existing technology and business.

     W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than our current CDMA 1xRTT network or our CDMA 1xEV/DO network. Under the terms of our W-CDMA license received in 2001 from the MIC, we were required to commence provision of W-CDMA services by the end of 2003. We commenced our W-CDMA based services on a limited basis in Seoul at the end of 2003. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build out our W-CDMA network in other metropolitan areas of Korea. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the prerequisites for a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on various other factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market.

     We cannot assure you that we will be able to construct a nationwide W-CDMA network or provide W-CDMA services in a timely, effective and cost-efficient manner. Several companies in other countries have announced delays in the roll-out of their 3G services as a result of technological problems and difficulties with software, equipment and handset supply. We believe that we may be vulnerable to similar problems, and if such problems are not resolved effectively as they arise, our financial condition or results of operations could be adversely affected. In addition, the MIC is empowered to take various measures against us ranging from the suspension of our business to the revocation of our W-CDMA license if we fail to comply with the terms of our W-CDMA license. We believe that we are currently in compliance with all material terms of the license. Also, even if we complete our W-CDMA network in a timely basis, we cannot assure you that there will be sufficient demand for our W-CDMA services, as a result of competition or otherwise, to permit us to recoup or profit from our investment in the W-CDMA license and network. In addition, demand for our W-CDMA services will depend in part on the availability of attractive content and services. We cannot assure you that such content and services will become available in a timely manner, or at all.

     We expect that the build-out of our W-CDMA network may require external financing, and we cannot assure you that such financing will be available at a cost acceptable to us, or at all. Also, we cannot assure you that we will be able to successfully integrate W-CDMA services into our existing businesses in a timely or cost-effective manner or that the W-CDMA business will not adversely affect our current wireless businesses, including the services currently provided on our existing networks.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

     As a part of our growth strategy, we plan to seek business opportunities abroad. For example, we recently entered into a joint venture project with China Unicom in February 2005 to market and offer wireless Internet service in China and have established a joint venture with EarthLink in the United States, to provide voice and data services as a mobile virtual network operator in the United States. We also have ongoing projects in Vietnam and Mongolia and will continue to seek other opportunities to expand our business abroad as circumstances present themselves. Entering these new businesses and regions, in which we have limited experience, may require us to make substantial investments and no assurance can be given that we will be successful in our efforts.

Due to the existing high penetration rate of wireless services in Korea and the Korean government’s prohibition on handset subsidies, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

     According to data published by the MIC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of April 30, 2005 was approximately 77.1%, which is high compared to many industrialized countries. It is unlikely that the penetration rates for wireless telecommunications service will grow at the same pace as it has in the past given such high penetration rates. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition and results of operations.

     In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in recent years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing any such handset subsidies beginning June 1, 2000. The MIC has, on several occasions between March 2002 and May 2005, imposed various types of sanctions and fines against us and the other wireless service providers for violating restrictions on providing handset subsidies and other activities which were deemed to be disruptive to fair competition. We paid the fines and believe that we have complied in all material respects with the other sanctions imposed by the MIC. For details on these and other government penalties, see “Legal Proceedings”.

     On May 25, 2004, a policy advisory committee to the MIC announced the results of its review of the merger conditions related to our acquisition of Shinsegi in January 2002 and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we had violated a merger condition by providing subsidies to handset buyers. On the same day, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On June 7, 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 in accordance with the policy advisory committee’s recommendation. On the same day, the MIC also issued a suspension that prohibited us from acquiring new subscribers for a period of 40 days beginning August 20, 2004. The MIC also issued suspensions to three other telecommunications companies that prohibited them from acquiring new subscribers for periods ranging from 20 to 30 days. KTF was issued a 30-day suspension beginning July 21, 2004; LGT was issued a 30-day suspension beginning on June 21, 2004; and KT Corporation was issued a 20-day suspension beginning July 21, 2004. These suspensions resulted from MIC’s determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers. Because of the length and timing of our suspension relative to our competitors, we believe the suspension had a negative impact on the number of new subscribers to our services in August and September of 2004.

     As a result of the already high penetration rates in Korea for wireless services, our large market share, the MIC’s handset subsidy regulation and the steps we have taken to comply with such regulation, we expect our subscriber growth rate to decrease, which could adversely affect our results of operations.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use efficiently our bandwidth to accommodate subscriber growth and subscriber usage.

     One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. We have been allocated 2 x 25 MHz of spectrum in the 800 MHz band. As a result of bandwidth constraints, our CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area and although capacity constraints are not as severe on our CDMA 1xEV/DO network, this network generally operates at high utilization rates. While we believe that we can address this through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business and results of operations.

     The growth of our wireless data businesses has increased our utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. This trend has been offset in part by the implementation of our CDMA 1xRTT network and CDMA 1xEV/DO network, which use bandwidth more efficiently for voice and data traffic than our CDMA networks. If the current trend of increased data transmission use by our subscribers continues, our bandwidth capacity requirements are likely to increase. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth capacity and to implement timely and efficiently new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

     As a network-based wireless telecommunications provider, we have had in the past and expect to continue to have significant capital expenditure requirements, as we continue to build-out and maintain our networks. We estimate that we will spend approximately Won 1.6 trillion for capital expenditures in 2005 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network. We currently plan to invest Won 600 billion on expansion of our W-CDMA network in 2005. For a more detailed discussion of our capital expenditure plans and a discussion of other factors which may affect our future capital expenditures, see “Operating and Financial Review and Prospects — Liquidity and Capital Resources”. At December 31, 2004, we had approximately Won 500.0 billion in contractual payment obligations due in 2005 of which almost all involve repayment of debt obligations. See “Operating and Financial Review and Prospects — Contractual Obligation & Commitments”.

     We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have in the past obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Although we believe that we have sufficient capital resources from operations and financings to meet our capital expenditure requirements and debt payment obligations in the near term, inability to fund such capital expenditure requirements may have a material adverse effect on our financial condition, results of operations and business. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Termination or impairment of our relationship with a small number of key suppliers for network equipment and for lease lines could adversely affect our results of operations.

     We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd. and LG Electronics Inc. To date, we have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV/DO networks from Samsung Electronics. Samsung Electronics also currently manufactures more than 40% of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in delays and additional costs in our roll-out or expansion of the CDMA 1xRTT and CDMA 1xEV/DO networks. With respect to the introduction of 3G services, various wireless telecommunications service providers globally have had difficulty in obtaining adequate quantities of various types of 3G equipment, including handsets, from suppliers. Inability to obtain the needed equipment for our networks in a timely manner may have an adverse effect on our business, financial condition and results of operations.

     In addition, we rely on KT Corporation and SK Networks to provide a substantial majority of our leased lines used for our wireless services. In 2004, KT Corporation and SK Networks provided approximately 21% and 65%, respectively, of our leased lines. We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations. Inability to lease adequate lines, at commercially reasonable rates may impact the quality of the services we offer and may result in damaging our reputation and our business.

Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.

     All of our businesses are subject to extensive government supervision and regulation. The MIC has periodically reviewed the tariffs charged by wireless operators and has from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some level of tariff reductions in response to these suggestions. After discussions with the MIC, effective January 1, 2003, we reduced our standard rate plan’s monthly access fee by Won 1,000, increased our free air time from 7 minutes to 10 minutes per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. In addition, after discussions with the MIC, effective September 1, 2004, we reduced our monthly basic charge by 7.1% from Won 14,000 to Won 13,000.

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

     Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements, including interconnection policies relating to interconnection rates in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. See “Information on the Company — Interconnection — Domestic Calls”.

     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom first, starting from January 1, 2004. KTF and LGT were required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively. In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC has required all new subscribers to be given numbers with the ‘010’ prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including ‘011’ for our cellular services.

     We believe that the use of the common prefix identification system may pose a greater risk to us compared to the other wireless telecommunications providers because “011” has a very high brand recognition in Korea as the premium wireless telecommunications service. The MIC’s adoption of the number portability system could also result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs, all of which had, and may continue to have, an adverse effect on our results of operations. See “Operating and Financial Review and Prospects”. See “Information on the Company — Law and Regulation — Number Portability”.

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

     The MIC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. We are currently designated by the MIC as a “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulation to which our competitors are not subject. For example, under current government regulations, we must obtain prior approval from the MIC to change our existing rates or introduce new rates while our competitors may generally change their rates or introduce new rates at their discretion. See “Information on the Company — Law and Regulation — Rate Regulation”. As of April 30, 2005, our standard peak usage charge rate was approximately 11.1% higher than those charged by our competitors. We could also be required by the MIC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KTF and LGT.

     In addition, when the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

     In addition, we qualify as a “market-dominating business entity” under the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on various conditions, one of which was that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. We are not currently subject to any market share limitations; however, on May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurances that the Government will not impose restrictions on our market share in the future or that we will not undertake to voluntarily restrict our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded. The FTC, also as a condition to the Shinsegi acquisition, imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech Co., Ltd., until December 31, 2005. The limitation on the number of handsets we may purchase annually from SK Teletech does not apply to W-CDMA handsets.

     The additional regulation to which we are subject has affected our competitiveness in the past and may hurt our profitability and impede our ability to compete effectively against our competitors in the future.

Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.

     Charges of financial statement irregularities by certain directors and executives at SK Networks have culminated in the resignation of four of our board members and executives, although none of these resignations were related to any allegations of wrongdoing in connection with their role in our business. SK Telecom was not implicated in any of the charges against SK Networks’ management. Furthermore, continuing financial difficulties at SK Networks could result in our having to look for alternative sources for handset distribution and fixed network line needs. In February 2004, Mr. Kil Seung Son and Mr. Tae Won Chey, who both received prison terms of three years in the court of first instance and appealed to the Seoul High Court in connection with allegations of financial misconduct at SK Networks, resigned from our board of directors, along with Mr. Moon Soo Pyo, our president and Mr. Jae Won Chey, our executive vice president. See “Directors, Senior Management and Employees — Certain Legal Proceedings”.

     The financial future of SK Networks remains uncertain. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by Won 1.1 trillion and overstated its profits by Won 1.5 trillion. These banks agreed to a temporary rollover of approximately Won 6.6 trillion of SK Networks’ debt until June 18, 2003 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan which, among other things, allowed the foreign creditors to have their debts repaid at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately Won 1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a Won 850 billion debt-for-equity swap. SK Networks is still under the joint management of its domestic creditors in accordance with its business normalization plan.

     SK Networks is the exclusive distributor of all of the handsets sold by our subsidiary, SK Teletech, to our nationwide network of dealers. SK Networks also serves as a distributor of handsets manufactured by third parties to our nationwide network of dealers. Samsung Electronics Co. Ltd., LG Electronics Inc., Motorola Korea, Inc. and Pantech & Curitel suspended their supply of handsets to SK Networks from the beginning of April 2003 for two to three weeks because of the credit risk of SK Networks. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Although we believe that we will be able to find another distributor to replace SK Networks, in the event SK Networks is no longer able to distribute handsets, we may encounter difficulties in efficiently distributing the handsets to our subscribers and other customers in the short term.

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

Concerns that radio frequency emissions may be linked to various health concerns could adversely affect our business and we could be subject to litigation relating to these health concerns.

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

     In 1997 and 1998, Korea experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, Korea’s financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of Korea and various companies and financial institutions in Korea to below investment grade, although S&P and Moody’s raised the credit rating of Korea back to investment grade levels in early 1999. The current long-term foreign currency rating of Korea by S&P is A– and the current foreign currency rating on bond obligations of Korea by Moody’s is A3. Prompted by heightened security concerns stemming from nuclear weapons program of Democratic People’s Republic of Korea, or North Korea, Moody’s had lowered the outlook on the long-term ratings of Korea from positive to negative in February 2003 before raising it to stable in June 2004 in response to a series of six party talks involving Korea, the United States, North Korea, China, Japan and Russia that suggested lessened tension over the nuclear weapons program of North Korea.

     Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices and the general weakness of the global economy have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations. Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to Korean conglomerates, or chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the Dollar or Yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	another widespread outbreak of severe acute respiratory syndrome, or SARS, or any similar contagion, in Asia and other parts of the world;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

     Any developments that could adversely affect Korea’s economic recovery will likely also decrease demand for our services and adversely affect our financial condition and results of operations.

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

     For historical exchange rate information, see “Key Information — Exchange Rate”.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.

     Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Since the last six party talks in June 2004, however, the talks involving the six countries aimed at dismantling the North Korea’s nuclear programs have been stalled. In February 2005, North Korea claimed that it had nuclear weapons and was pulling out of the six party talks. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our common stock and the ADSs.

If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

     There is currently a 49% limit on the aggregate foreign ownership of our issued shares. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of December 31, 2004, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.47%, of our issued shares. If SK Corporation were considered a foreign shareholder of SK Telecom, then its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom and the aggregate foreign shareholding in SK Telecom (based on our foreign ownership level as of December 31, 2004, which we believe was 48.33%) would exceed the 49% ceiling on foreign shareholding. As of December 31, 2004, a foreign investment fund and its related parties collectively held a 14.85% stake in SK Corporation. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

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

     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

Sales of SK Telecom shares by companies in the SK Group, POSCO and/or other large shareholders may adversely affect the prices of SK Telecom’s common stock and the ADSs.

     Sales of substantial amounts of shares of our common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of the shares of our common stock or the ADSs or our ability to raise capital through an offering of our common stock.

     As of December 31, 2004, POSCO owned 4.98% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders”. Companies in the SK Group, which collectively owned 24.03% of our issued common stock as of December 31, 2004, may sell their shares of our common stock in order to comply with the Fair Trade Act’s limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See “Information on the Company — Business Overview — Law and Regulation — Competition Regulation”. We understand that SK Networks, which owned 2.55% of our shares as of December 31, 2004, has agreed with its creditors in connection with its corporate restructuring to sell certain of its assets, which may include our shares. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

     A new law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX Stock Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law became effective starting from January 1, 2005 with respect to companies whose total assets are equal to or greater than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, were not in compliance with the then effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statements for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission or the Korea Exchange Inc., or the KRX, or made publicly available. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.

     Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock on deposit, which was 22,514,442 shares as of April 30, 2005, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock on October 7, 2002. See “Additional Information — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

After the exchange of ADSs into the underlying common shares of SK Telecom, seller or purchasers of the underlying common shares may have to pay securities transaction tax upon the transfer of the shares.

     Under Korean tax law, transfer of a company’s common shares after the exchange of ADSs into the underlying common shares of SK Telecom will be subject to securities transaction tax (including an agricultural and fishery special tax) at the rate of 0.3% of the sales price if traded on the KRX Stock Market.

     Securities transaction tax, if applicable, generally must be paid by the transferor of the shares or the person transferring rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. In case the sale takes place outside the KRX Stock Market, without going through a securities settlement company or a securities company, between two non-residents or between a non-resident seller and a Korean resident purchaser, the purchaser will have to withhold securities transaction tax at the rate of 0.5% of the sales price of the common shares.

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

     Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

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

     In 2003, we commenced construction of our W-CDMA network and began providing W-CDMA service on a limited basis in Seoul at the end of 2003. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build out our W-CDMA network in other metropolitan areas of Korea.

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

Our Business Strategy

     We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and that the industry will be characterized by rapid technological change, reduced regulatory barriers and increased competition. Our business strategy is to enhance shareholder value by maintaining and consolidating our leading position in the Korean market for wireless services, including voice, data and Internet services. As the Korean market continues to mature, we will continue to focus on these core businesses in order to expand and enhance the range and quality of our wireless telecommunications services. Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services. We are expanding the geographic coverage and subscriber capacity of our existing CDMA 1xRTT network and are progressively upgrading this network to employ CDMA 1xEV/DO technology, capable of data transmission at speeds of up to 2.4 Mbps.

•	Offer a broad range of new and innovative wireless data and Internet services. Through our integrated wireless and on-line portal, NATE, we plan to continue expanding the range of our wireless data and Internet services with a view to increasing revenue from these services. Our strategy includes the introduction of sophisticated multimedia services (such as June, a premium wireless data service that provides streaming multimedia video content through our CDMA 1xEV/DO technology), mobile commerce services (such as Moneta and Liquid Screen Small Payment Service, wireless credit and payment systems which allow subscribers to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets), mobile community portal services (such as Mobile Cyworld, which allows subscribers to enjoy Cyworld, our on-line community portal service, through their cellular phone) and mobile finance services (such as M BANK, M-Stock and Moneta Card) that can be accessed using handsets and other devices, including personal computers, personal digital assistants and vehicle mounted terminals.

•	Retain and capitalize on our large, high-quality wireless subscriber base. With approximately 19.1 million subscribers as of April 30, 2005, we have the largest wireless subscriber base in Korea. We focus on maintaining and expanding our high-quality subscriber base through the provision of enhanced wireless services, particularly advanced wireless data and Internet-based applications, at higher speeds than previously available. As part of this strategy, we encourage our CDMA subscribers to migrate to our more advanced CDMA 1xRTT and CDMA 1xEV/DO networks.

•	Position ourselves to be a leader in implementing new and improved wireless technologies. We pursue a research and development program designed to allow us to implement new wireless technologies as market opportunities arise. We operate a network research and development center which is focused on wireless network design, digital cellular technologies and wireless telecommunications applications. This center includes a research team that is helping to develop fourth generation, or 4G, wireless technology, which is expected to enable wireless data transmission at speeds of up to 155 Mbps, 70 times faster than 3G technology. We acquired a license to develop and operate a W-CDMA network using 2 × 20 MHz of spectrum in the 2 GHz band. We have commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build out our W-CDMA network in other metropolitan areas of Korea. In the first half of 2006, we plan to start deploying high speed download packet access (“HSDPA”), also known as 3.5G technology, which enables data to be transmitted at speeds of up to two to three times faster than 1xEV/DO. We have commenced testing of the system that will enable such upgrade to HSDPA by simply upgrading applicable software and without requiring any new infrastructure.

•	Take initiative in transitioning to what is being referred to as a convergent and ubiquitous era in mobile communications. We are striving to satisfy our customers’ needs by launching such new services as Telematics, Broadband Convergence Networks and Digital Home. In particular, we obtained a 2.3Ghz portable Internet (WiBro) service license in March of 2005. This service will be deployed in a way that will maximize its synergistic effect with conventional mobile phone services. We are actively implementing new businesses with an objective of achieving significant synergies between our subsidiary and affiliate companies. In this regard, TU Media Corp., one of our affiliates, successfully launched satellite DMB service in May 2005. TU Media’s satellite DMB service became commercially operational on May 1, 2005 and had surpassed 30,000 subscribers as of May 22, 2005. From July 2005, TU Media will additionally provide DMB services to KT Freetel Co., Ltd., or KTF, and LG Telecom, Ltd., or LGT, subscribers.

•	New business expansion into the wireless Internet contents sector such as music. In May 2005, we announced the acquisition of a 60% stake in YBM Seoul Records Inc., Korea’s largest music recording company in terms of records released and revenues, for Won 29.2 billion. The acquisition of YBM Seoul Records secures a larger content pool to provide subscribers through our MelOn digital music service. We currently plan to have YBM distribute and invest in digital music. Also in May 2005, we announced the formation of a Won 30 billion fund co-investing with local Korean investment companies to produce and distribute music products, seek strategic partnerships with other recording companies, and vitalize Korea’s music industry. Furthermore, in May 2005, we announced our plan to invest in a Won 20 billion fund to strengthen our ability to obtain movie contents.

•	Continue to expand into overseas markets. We have been seeking to expand into various overseas markets. Through the launch of a joint venture company with China Unicom in February 2004, we began extending our wireless Internet service in China. We are also providing a CDMA cellular service in the Vietnamese market. In addition, we have been exporting what we refer to as our “coloring” solution, which allows the calling party to hear music or an audio clip selected by a subscriber instead of the standard ringback tone that is heard until the call is connected, and wireless Internet platforms and solutions, to countries such as Taiwan and Thailand. We established a joint venture with EarthLink, Inc., a Delaware corporation, the third largest Internet service provider in the U.S., to launch voice and data services across the U.S. as a mobile virtual network operator (MVNO) in 2005. In May 2005 we announced our pending entry into the European GSM market with the global positioning system–based safety service for children called “i-Kids”. We signed a contract to sell the GSM-based “i-Kids” solution to SF-Alert, a mobile security firm in the Netherlands. In connection with this transaction, we acquired a 20% stake in SF-Alert in April 2005.

Merger with Shinsegi

     In a series of transactions between December 1999 and April 2000, we acquired a 51.2% interest in the common stock of Shinsegi. In subsequent transactions between March and September 2001, we increased our interest to 70.4%. On January 13, 2002, Shinsegi merged into SK Telecom.

     The attractiveness of our merger with Shinsegi derived in large measure from the synergies, growth opportunities and cost savings we hoped to achieve by integrating Shinsegi’s operations and customer base with those of SK Telecom and our plans to reallocate the spectrum used by Shinsegi to SK Telecom’s networks.

     In 2001, we began integrating Shinsegi’s operations with those of SK Telecom. In 2002, we completed the following steps to realize additional benefits from our merger with Shinsegi:

•	Decommissioned Shinsegi’s former network and transferred Shinsegi’s subscribers to SK Telecom’s networks. We have allowed transferred subscribers to continue receiving services under their existing rate plans. However, after the merger, no new subscribers have been accepted under Shinsegi’s plans and further marketing efforts have been limited to the SK Telecom brands. Shinsegi’s subscribers do not have to purchase new handsets, are allowed to use the same mobile telephone numbers and have access to the same services as before the merger.

•	Re-allocated the spectrum formerly used by Shinsegi’s network to SK Telecom’s CDMA and CDMA 1xRTT networks.

•	Redeployed a portion of Shinsegi’s former network equipment to SK Telecom’s CDMA network or sold it to wireless operators outside of Korea. The remainder of Shinsegi’s network equipment was discarded and written off and we recorded an impairment loss of Won 185.8 billion in 2002.

We also identified and implemented other cost saving measures, such as the elimination of redundant distribution centers. Shinsegi’s business has been fully integrated into our business.

KOREAN TELECOMMUNICATIONS INDUSTRY

     Until April 1996, we were the sole provider of wireless telecommunications services in Korea. Beginning in the early 1990’s, the Government began to introduce competition into the fixed-line and wireless telecommunications services markets. In the early 1990’s, the Government allowed new competitors to enter the fixed-line sector, sold a controlling stake in us to the SK Group, and granted a cellular license to our first competitor, Shinsegi. In October 1997, three additional companies, KTF, LGT, and Hansol PCS, began providing wireless services under government licenses granting them the right to provide wireless telecommunications services.

     In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into SK Telecom. Additionally, two of the other wireless telecommunications services operators merged. See “Business — Competition”. Thus, there are currently three providers of wireless voice telecommunications services in Korea, ourselves (including Shinsegi), KTF, which is a subsidiary of KT Corporation, and LGT. As of April 30, 2005, SK Telecom had 51.2% market share of the Korean wireless telecommunications market in terms of subscribers, while KTF and LGT had market shares of 32.4% and 16.5%, respectively.

     On December 15, 2000, the MIC awarded to two companies the right to receive a license to provide 3G services using W-CDMA, an extension of the Global System for Mobile Communication standard for wireless telecommunications which is the most widely used wireless technology globally. These rights were awarded to two consortia of companies, one led by SK Telecom’s former subsidiary, SK IMT Co., Ltd., and the other to a consortium that included KT Corporation (formerly known as Korea Telecom Corp.). SK IMT Co., Ltd. was merged into SK Telecom on May 1, 2004. The right to acquire an additional license to operate a network using CDMA2000 technology was awarded to LGT in August 2001.

     A one-way mobile number portability (MNP) system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LGT. From July 2004, a two-way MNP was implemented so that KTF subscribers could transfer to SK Telecom and LGT. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During the entire year of 2004, approximately 2.1 million of our subscribers transferred to our competitors, and 567,413 of KTF’s subscribers moved to our service during the same period.

     In January 2005, the government decided to grant to KT Corporation and us a license to offer a new high-speed wireless Internet service called WiBro, which will provide mobile Internet users a more stable connection at speeds which are much higher than currently available. According to the MIC report titled “Introduction and Use of WiBro Service,” published on March 11, 2005, the number of WiBro subscribers is expected to rise to more than 9 million subscribers within the next six years.

     Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under 5 lines per 100 population in 1978 to 47.6 lines per 100 population as of December 31, 2004, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 76.1 subscribers per 100 population as of December 31, 2004. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2000	2001	2002	2003	2004
	(In thousands, except for
	per population amounts)
Population of Korea(1)	47,008	47,354	47,615	47,849	48,082
Wireless Subscribers(2)	26,816	29,046	32,342	33,592	36,586
Wireless Subscribers per 100 Population	57.0	61.3	67.9	70.2	76.1
Telephone Lines in Service(2)	21,932	22,725	23,490	22,877	22,871
Telephone Lines per 100 Population	46.7	48.0	49.3	47.8	47.6

(1)	Source: National Statistical Office of Korea

(2)	Source: MIC

     The Korean telecommunications industry is one of the most developed in Asia in terms of wireless penetration, and in terms of the growth of the wireless data and Internet services markets. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, is 77.1% as of April 30, 2005 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 37.2 million as of April 30, 2005.

     The following graph sets forth the wireless penetration rates for countries in the Asia/Pacific region as of December 31, 2004.

Asia/Pacific wireless penetration rates as of December 31, 2004(1)

Source: IDC Market Analysis Asia/Pacific.

(1)	Percentages may differ depending on method selected for determining population.

     Since the introduction of text messaging in 1998, Korea’s wireless data market has grown rapidly. Wireless Internet service in Korea has grown rapidly since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless data and Internet service portals. In Korea, SK Telecom launched the world’s first CDMA 1xRTT network, which enabled it to provide advanced data services, in November 2000. As of April 30, 2005, approximately 35.9 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing advanced wireless data and Internet services. The table below sets forth certain penetration information regarding the ownership of Internet-enabled handsets by Korean wireless subscribers as of the dates indicated:

	2000	2001	2002	2003	2004
	(In thousands)
Wireless Internet Enabled Handsets	15,785	23,874	29,085	31,431	35,016
WAP/ME Type	8,820	18,190	25,981	29,804	34,220
I-SMS Type	6,965	5,684	3,104	1,627	797

Total Number of Wireless Subscribers	26,816	29,046	32,342	33,592	36,586

Penetration of Advanced Handsets	58.9%	82.2%	89.9%	93.6%	95.7%

Source: MIC.

     In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia/Pacific region. According to the Korean Network Information Center (KNIC), the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 31.6 million at the end of 2004, a 47.2% compound annual growth rate. From the end of 2000 to the end of 2004, the number of broadband Internet access subscribers increased from approximately 3.9 million to approximately 12.0 million, a 32.5% annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

2000.12.	2001.12.	2002.12.	2003.12.	2004.12.
(In thousands)

Number of Internet Users(1)	19,040	24,380	26,270	29,220	31,580
Number of Broadband Subscribers(2)	3,870	7,806	10,405	11,172	11,921

(1)	Source: Korea Network Information Center (KRNIC).

(2)	Source: MIC. Broadband service includes xDSL (Digital Subscriber Line), Cable Modem, Apartment LAN (Local Area Network) and Satellite.

BUSINESS OVERVIEW

Cellular Services

     SK Telecom was the sole provider of cellular services in Korea from 1988, when we began network operations, to April 1996, when Shinsegi began operating a digital cellular system in several regions of Korea. In October 1997, three additional companies commenced providing wireless telecommunications services. As a result of consolidation in the wireless telecommunications industry in Korea since 2000, there are currently three providers of wireless telecommunications services in Korea, namely us, KTF and LGT.

     We introduced our digital cellular service using CDMA technology in the Seoul metropolitan area in January 1996 and substantially completed the geographic build-out of our network in 1998. On December 31, 1999, we terminated our analog service. Our digital network provides wireless telecommunications service to an area covering approximately 99% of the Korean population. We continue to increase the capacity of our wireless networks to keep pace with the growth of our subscriber base and the resulting increase in usage of voice and wireless data services by our subscribers.

     To complement the services we provide to our subscribers in Korea, we have entered into roaming service agreements with various foreign wireless telecommunications service providers, including Verizon Wireless, Sprint and Alltel in the United States, KDDI in Japan, Telstra in Australia, China Unicom in China, Hutchison Telecom in Hong Kong, Telecom New Zealand in New Zealand, Telus Mobility and Bell Mobility in Canada, Guamcell in Guam and Saipan, Hutchison CAT Wireless Multimedia in Thailand, Iuacell in Mexico, VIVO in Brazil, Telefonica Moviles del Peru in Peru, Pelephone in Israel, Asia Pacific Broadband Wireless in Taiwan, and Mobile 8 in Indonesia.

     In order to enhance our ability to provide wireless data services to our customers, we continue to expand our existing wireless network based on CDMA 1xRTT technology. Subscribers to our CDMA 1xRTT based services, in addition to having access to our wireless data services at higher speeds, also have access to other enhanced wireless data applications, such as the ability to download music videos from the Internet to their handsets. To enjoy these services, subscribers must purchase CDMA 1xRTT-capable handsets. As of April 30, 2005, approximately 17.7 out of 19.1 million of our subscribers owned handsets capable of accessing our CDMA 1xRTT network. Over time, we intend to continue migrating our existing CDMA subscribers to this network or to our even more advanced networks.

     Beginning in 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO technology enables data to be transmitted to CDMA 1xEV/DO-capable handsets, which became available in Korea in June 2002, at speeds up to 2.4 Mbps, which is 16 times faster than CDMA 1xRTT’s maximum transmission speed. CDMA 1xEV/DO technology allows us to provide advanced wireless data services such as streaming video and audio services. As of December 31, 2004, we completed our CDMA 1xEV/DO network upgrade in 84 cities in Korea. CDMA 1xEV/DO technology allows us to provide advanced wireless data services, as well as allow us to use our spectrum more efficiently.

     In December 2001, we acquired a license from the MIC to develop, construct and operate a W-CDMA network using 2 X 20 MHz of spectrum in the 2 GHz band. W-CDMA is a 3G level high capacity wireless communication system that enables us to offer a wider range of telecommunications services, including cellular, paging, data communications, video-conferencing, multimedia services and satellite communications. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build-out our W-CDMA network in other metropolitan areas of Korea.

On Line Services and Internet Access

     We offer a wide variety of Internet content and services in addition to providing our wireless subscribers access to the Internet.

     Under our brand name “NATE”, we offer our wireless subscribers access to the Internet, where subscribers can access a wide variety of content including current news and stock quotes and other information, as well as gain access to a wide variety of services including securities trading and on-line banking services. Subscribers can purchase goods and services through their wireless devices, send and receive e-mail and gain access to various third party Internet websites configured to work with wireless technology. Subscribers access NATE using WAP technology. WAP technology allows wireless data transmission and has been adopted by over 200 major telecommunications operators worldwide. As of April 30, 2005, approximately 18.2 million, or 95.5%, of our subscribers owned WAP-enabled handsets capable of accessing our CDMA 1xRTT network.

     Under our “NATE.com” brand name, we offer a portal service at our website, www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine as well as access to free e-mail accounts. During the month of April 2005, approximately 23.3 million unique users visited this website.

We offer an instant messaging service to our Nate.com and NATE users. This service, which we call “NATE-ON”, allows users to chat on-line through a variety of devices, including personal computers, wireless handsets and personal digital assistants. As of April 30, 2005, the number of NATE-ON subscribers reached approximately 10.3 million, surpassing that of MSN Messenger of Microsoft Corporation in Korea, making us the market leader in terms of number of subscribers in Korea in the instant messaging service market according to a survey conducted by an independent consulting firm. We continue to seek to introduce new wireless data services and innovations with a view to increasing revenue from these businesses.

Global Business

     Provision of Wireless Internet Platforms and Cellular Network Solutions to Foreign CDMA Network Operators

     We are seeking to expand our global business through sales of our wireless Internet platforms and cellular network solutions, as well as sales of consulting services in the field of mobile communications. In April 2002, we entered into an agreement with Pelephone Communications Ltd., an Israeli CDMA operator, to supply our NATE wireless Internet platform to Pelephone on a turnkey basis. In May 2002, we entered into a memorandum of understanding with Openwave of the United States, a wireless Internet-based communication software and application provider, to form a strategic alliance in order to carry out co-marketing of our NATE wireless Internet platform solutions in overseas markets. In December 2002, we entered into an agreement with Asia Pacific Broadband Wireless Communications (“APBW”), one of five companies licensed to offer 3G mobile services in Taiwan, to provide a wireless Internet solution on a turn-key basis. Under the agreement, APBW was granted a license to use certain of our software and wireless Internet solutions for mobile Internet access and multimedia services. We also signed a contract with TA Orange, a GSM-based mobile communications operator in Thailand, in July of 2004 to provide wireless Internet platforms, including the NATE portal platform and NATE service solutions and contents. In addition, we have also been successful in sales of our other cellular network solutions, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing various multimedia files such as background music, phone camera photos and videos to other handsets.

     Overseas Operations

     We have been expanding our business operations in overseas markets, including U.S.A., China, Vietnam and Mongolia.

     U.S.A. On March 24, 2005, we and EarthLink completed the formation of SK-EarthLink (www.SK-EarthLink.com) to market wireless voice and data services in the United States. We have committed to invest $220 million over the next three years, of which $83 million had been invested as of March 24, 2005, and EarthLink has committed to invest $220 million over the next three years, of which $83 million had been invested as of the same date. SK-EarthLink is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to wireless consumers located in the United States. SK-EarthLink expects to enter into the previously under-served but rapidly growing wireless data, entertainment, and voice market in the United States. SK-EarthLink will leverage our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. We and EarthLink each have a 50 percent voting and economic ownership interest in SK-EarthLink.

     Beginning in December 2004, we have been offering our coloring solution to Verizon Wireless, a major mobile phone service provider in the United States. As an application service provider, we receive an agreed percentage of Verizon’s coloring service related revenues.

     China. In February 2004, we and China Unicom, the second largest telecom operator and the only CDMA service provider in China, established a joint venture company called “UNISK Information Technology Co., Ltd.” (“UNISK”), with an aggregate initial investment of approximately $6 million. We own a 49% stake of UNISK and China Unicom holds a 51% stake. UNISK offers wireless Internet service in China under a brand name that means “community of young elites” in Chinese. As of December 31, 2004, UNISK had over 75,000 subscribers.

     In July 2004, we acquired ViaTech, an Internet portal service provider in China, to enhance our wireless Internet contents and expand our service area.

     Vietnam. In October 2000, with an aim toward commercializing CDMA cellular service in Vietnam, we, LG Electronics and Dongah Elecomm established a joint venture company named “SLD Telecom”. On July 1, 2003, the company started its own commercial CDMA cellular service, the first of its kind in Vietnam. The “S-Fone” (SLD Telecom’s operator in Vietnam) service is now being offered in 13 major provinces in Vietnam, including HoChiMin and Hanoi, and has been increasing its subscriber base through clear call quality, customized tariff plans and value-added services. The number of S-Fone subscribers had surpassed 165,000 as of December 2004. As only approximately 5% of Vietnam’s population of approximately 82 million had subscribed to cellular service as of December 31, 2004, we believe that the Vietnamese mobile communication market offers significant opportunity for future growth.

     Mongolia. In July 1999, we acquired a 27.8% equity interest in Skytel, Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of December 31, 2004, Skytel had approximately 76,000 subscribers. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately $500,000. As of December 31, 2004, our equity interest in Skytel was 28.6%.

     As we have in the past, we expect to continue to seek opportunities to create value utilizing our core competencies abroad. We are currently studying various opportunities overseas, in particular in Asian countries such as Vietnam and India. We will continue to seek opportunities for additional capital contributions in our investee companies or for new investments in a disciplined manner, consistent with our core values and philosophies.

M-Commerce

     In April 2002, we introduced Moneta, a wireless credit and payment system, which allows holders of mobile credit cards to provide merchants with credit card information and payment authorization using chips embedded in their wireless handsets instead of a traditional plastic credit card with a magnetic strip. The wireless handset contains an infrared transmitter which transmits transaction information to the merchant’s reader system. Users do not need to manually enter their credit card number when they make payments using this system. The system is based on an international technological standard developed by Europay, Mastercard and Visa. We receive a fee from the card issuer for each card issued and a transaction fee, based on the transaction value, for each transaction effected using the mobile commerce card. In May 2002, we entered into a technological cooperation agreement with Visa pursuant to which Visa has agreed to adopt our wireless credit and payment system as the international standard for Visa’s worldwide operations. In addition, we have established payment systems with major department stores and discount stores (such as E-Mart) and affiliated merchant stores (such as Starbucks and TGI). We expanded the commercial use of the Moneta payment system to 68% of affiliated merchant stores as of the end of 2004. We are also developing other uses for mobile credit card technology to provide other services, such as payment for transportation and to serve as a secure means of identification.

     In October 2002, we acquired Paxnet, an on-line financial portal offering services related to securities trading. We expect to expand our services provided through Paxnet to include an array of financial services relating to insurance, real estate, personal asset management and investment trust funds.

     In August and November 2003, we launched Mobile Trading System and Stock Investment Information Service, respectively. Unlike other trading services where customers have to use stock trading programs and terminals designated by securities firms, the Mobile Trading System service provides a program that permits customers to carry out a variety of stock trading, including futures, options and ECN trading transactions.

     As of May 26, 2005, we provide chip-based mobile banking services in conjunction with 16 banks in Korea. Through this mobile banking services, we offer e-bankbook services as well as a variety of e-commerce services.

Multimedia

     In November 2002, we introduced June, a wireless data service that provides streaming content using our CDMA 1xEV/DO technology. Content provided through the June service includes Video on Demand (VOD), Music on Demand (MOD), television programs and multimedia messaging. June allows subscribers to view real-time news aired by a Korean news channel and permits subscribers to view on their cellular phones television programs aired by the four main domestic broadcasting stations. In addition, subscribers to June can access the Internet through NATE, our wired and wireless integrated Internet platform. As of April 30, 2005, June had 4.3 million subscribers.

     In September 2003, we also invested in a satellite-based DMB business, a service which allows broadcasting of multimedia content through transmission by satellite to various mobile devices, including to satellite DMB handsets. This technology allows our subscribers to view satellite television broadcasts on their cellular handsets or from video monitors enabled to receive DMB transmission installed in their cars. We launched the satellite in March 2004. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., an affiliate of ours of which we owned 28.5% at December 31, 2004. TU Media Corp. received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services. We believe that this business will enable us to improve the breadth of services that we already offer and remain competitive in the face of increasing convergence in the telecommunications, finance and broadcasting industries.

     In November 2004, we introduced a music portal service called MelOn, a new music service concept from a combined wireless and wired network. This service allows subscribers to access digital music through cellular phones on a wireless network, while paying airtime charges and monthly flat rates. This service also offers real-time streaming from on-line web sites, and digital music through MP3 phones and MP3 once downloaded from personal computers. In addition, the service presented a new method of promoting the digital music market by protecting the rights of music copyright holders using Digital Right Management, or DRM, technology. The technology prevents the illegal distribution and use of digital music content. We had revenue of Won 5.5 billion from the MelOn service in the first quarter of 2005 and had 320,000 subscribers as of March 31, 2005. We expect demand for this service to grow.

Other Products and Services

     Handset Manufacturing

     Through our subsidiary, SK Teletech, we design, market and sell digital handsets under the brand name “Sky”. The handsets are principally manufactured by third parties under contracts with SK Teletech. We established SK Teletech together with Kyocera Corporation of Japan, which held a significant minority interest in SK Teletech before selling all of its interest in SK Teletech to us in March 2004. We increased our stake in SK Teletech to 89.1% in March 2004. On May 3, 2005, our board of directors approved the sale of 60% of the total issued and outstanding shares common stock of SK Teletech to Pantech & Curitel, a handset maker in Korea. Once such transfer is consummated, our ownership in SK Teletech will decrease from 89.1% to 29.1%. Currently, all of SK Teletech’s domestic sales of digital handsets are to our affiliate, SK Networks, which distributes them principally to our network of dealers for sale to our subscribers and other consumers. Due to an FTC-imposed condition to our acquisition of Shinsegi, which will remain in effect until the end of 2005, SK Teletech may not sell more than 1,200,000 handsets (excluding W-CDMA handsets) per year to SK Telecom and its affiliates. We initially believed that to ensure the availability of handsets which would be capable of accessing the services that we offer, we needed to control handset manufacturing. Increasingly, handsets are becoming complicated consumer electronic devices, for which manufacturing scale is critical. We therefore believe that control by Pantech & Curitel will benefit SK Teletech. Our retained 29.1% stake will allow us to continue to exert some influence at SK Teletech.

     International Calling Services

     Through our 90.8% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink handled approximately 788 million total call minutes in 2004, which generated Won 133.9 billion in revenues. SK Telink obtained a domestic long distance telephone service business license in July 2004 and began commercial service of providing domestic long distance service in Korea in February 2005. SK Telink’s efforts will be directed at continuing to reinforce its existing core businesses such as international and domestic long distance telephone service and seeking to create new sources of revenue.

     In 2000, we established SK Telink America, Inc., to extend our international telecommunications service to the United States. We closed down business operations at SK Telink America, Inc. in June 2003 because the business proved to be unprofitable. We recorded US$1.2 million in losses relating to impairment of our investment in common stock of SK Telink America, Inc. in our consolidated financial statements for 2003. We dissolved the company as of May 28, 2004.

Telematics

     In February 2002, we introduced a telematics service called NATE Drive. NATE Drive is an interactive communication service designed to guide vehicle drivers using a satellite-based global positioning system (GPS) and a wireless network to provide drivers with real-time location and traffic information. In April 2002, we entered into an agreement with Renault Samsung Motors and Samsung Electronics to jointly develop a Telematics business and launched a commercial product in September 2003. Pursuant to the agreement, we provide the cellular phone network and NATE Drive service, Samsung Electronics provides Telematics terminals for vehicles and Renault Samsung Motors installs Telematics-enabled terminals in the vehicles it sells. In an effort to further promote the Telematics business, in February 2005, we entered into a memorandum of understanding with Renault Samsung Motors under which we and Renault Samsung agreed to focus on improving the Telematics service platform and infrastructure. We plan to launch new handsets equipped with autonomous GPS for NATE Drive service in June 2005. Also, in cooperation with the MIC and Jeju island’s joint effort to establish Jeju island as a model city for Telematics service, we launched Telematics services in Jeju Island on a pilot basis in December 2004 and began providing Telematics on a commercial basis in May 2005.

W-CDMA Network

     In December 2000, the MIC awarded a consortium we lead the right to acquire a license to operate a W-CDMA network using 2 X 20 MHz of spectrum in the 2 GHz band. W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated data transmission services at speeds faster than our current CDMA 1xRTT and CDMA 1xEV/DO networks. In March 2001, we incorporated SK IMT to hold the license and develop our W-CDMA business and we, together with Shinsegi, invested Won 985.2 billion for a 61.6% interest in SK IMT. In December 2001, we disposed of 144,000 shares of SK IMT worth Won 3.9 billion. On May 1, 2003, SK IMT merged into SK Telecom.

     The W-CDMA license was awarded by the MIC to SK IMT on December 4, 2001. The total license cost to SK IMT was Won 1.3 trillion. SK IMT paid Won 650 billion of this amount in March 2001, and we are required to pay the remainder of the license cost in annual installments from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements. In accordance with the terms of the license, we commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build-out our
W-CDMA network in other metropolitan areas of Korea. See “Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”. We believe that we are currently in compliance with all material terms of the license.

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

     We developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA. However, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. See “Risk Factors — W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.

Revenues, Rates and Facility Deposits

     Our wireless revenues are generated principally from initial connection fees, monthly access fees, usage charges for outgoing calls and wireless data, interconnection fees and access fees for value-added services. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of and For the Year Ended
	December 31,
	2002	2003	2004
	(In billions of Won)
Initial Connection Fees	(Won) 230.4	(Won) 176.6	(Won) 198.4
Monthly Access Fees	3,055.4	3,132.2	3,266.1
Usage Charges	3,415.6	3,615.1	5,300.7
Interconnection Revenue	1,043.2	1,017.1	849.4
Revenue from Sales of Digital Handsets(1)	534.0	612.0	649.8
Other Revenue(2)	878.2	1,538.8	33.2

Total	(Won)9,156.8	(Won)10,091.8	(Won)10,297.6

Additional Facility Deposits	(Won) 11.0	(Won) 5.0	(Won) 31.8
Refunded Facility Deposits	20.6	7.7	44.6
Facility Deposits at Period End	46.9	44.2	31.4

(1)	Our revenue from handset sales consists of sales by our subsidiary, SK Teletech.

(2)	Other revenue includes revenue from value-added services, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.

     On their initial subscription, we charge our new customers an initial connection fee for service activation. After their initial connection, we require our customers to pay a monthly access fee and usage, or airtime, charges for outgoing calls and access to wireless data services. Prior to April 1, 1999, all network service providers had mandatory subscription periods. However, since April 1, 1999, in accordance with MIC guidelines, new wireless service subscribers cannot be subjected to any mandatory subscription periods. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT Corporation and other companies for calls from the fixed-line network terminating on our networks and, since 2000, interconnection revenues from other wireless network operators. See “Business — Interconnection”. Monthly access fees for some plans include free airtime and/or discounts for designated calling numbers.

     SK Telecom currently offers four basic types of service plans: the Standard rate plans, the TTL plans, the Ting plans and the long-term contract discount plans. We also offer June plans, designed for multimedia wireless data service using CDMA 1xEV/DO technology, and Free plans offering free airtime on weekends or between 12 a.m. and 6 a.m. on weekdays for an additional monthly fee of Won 10,000 to Won 15,000.

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

     In January 2004, we introduced discount plans for subscribers committing to long-term contracts with a duration of 18 months or 24 months based on usage levels. Subscribers with the highest usage per month (whose monthly charges are above Won 70,000) and on a two-year contract benefit from the highest level of discount.

     With the approval of the MIC, effective from January 1, 2003, we reduced our Speed011 Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. Subsequently, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000, and, effective September 1, 2004, we reduced our tariffs by 3.7% and reduced our monthly basic charges from Won 14,000 to Won 13,000. See “Operating and Financial Review and Prospects — Overview”.

     For all calls made from our subscribers’ handsets in Korea to any destination in Korea, we charge usage fees based on the subscriber’s cellular rate plan (as described in the table below). The fees are the same whether the call is local or long distance. With respect to international calls placed by a subscriber, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “Business — Interconnection”.

     The following table summarizes some of SK Telecom’s cellular rate plans as of December 31, 2004:

					Peak Usage	Off-Peak Usage	Night-Time Usage
	Monthly Access			Included Airtime/	Charges	Charges	Charges
	Fee			Discount(1)(2)	(per 10 seconds)(2)	(per 10 seconds)(2)	(per 10 seconds)
Standard
Regular	(Won)	13,000		10 minutes	(Won) 20	(Won) 13	(Won) 10
Slim		12,500		19	19	19	19
Family		13,000		5 minutes	18	12	9
Silver(3)		11,000		30 minutes	38	38	38
TTL Plans
TTL Discount(4)		15,500-22,000		7 minutes	9-21	9-20	9-12
Ting Plans
Ting		12,500-15,000		70 minutes	12-37	12-24	9-18
Data Free Plan(5)		26,000
“Free Plans”
Free Holiday		—	(6)
Free Eleven		—	(7)

(1)	Discounts may include free text messages, ring tone downloads, coloring and NATE minutes.

(2)	Excludes a 5% discount on domestic calls for customers who have subscribed to our cellular services for over 1 year; a 10% discount for customers who have subscribed to our cellular services over 2 years; a 15% discount for customers who have subscribed to our cellular services over 3 years and a 20% discount for customers who have subscribed to our cellular services over 5 years.

(3)	Subscribers must be 65 years old or older and each subscriber is limited to one silver Plan.

(4)	Includes TTL plan for designated numbers, designated area and TTL plan for couples.

(5)	Includes unlimited use of data service. Plan will be offered until September 30, 2005 and offer is effective until June 30, 2005.

(6)	11 hours of free weekend airtime for an additional Won 10,000 per month.

(7)	11 hours of free airtime exceeding the average number of minutes used in November and December 2003 for an additional Won 15,000 per month.

     We offer a variety of value-added services including voice-activated calling, voice mail, text messaging, caller ID and call waiting. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services.

     We offer wireless data services to our subscribers through NATE. Subscribers using SK Telecom’s CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a per-use basis. Standard rates for NATE range from Won 7 to Won 15 for ten seconds of airtime. Since April 23, 2001, subscribers using our CDMA 1xRTT and CDMA 1xEV/DO networks are charged based on the amount of data that is transmitted to the subscriber’s handset. The data transmitted is measured in packets of 512 bytes. We charge Won 6.5 per text packet and Won 1.3 per multimedia packet. Prior to April 23, 2001, our CDMA 1xRTT subscribers were charged time-based fees.

     We offer wireless multimedia data services through June. In February 2005, we simplified our 26 different types of June plans into four types of flat fee based plans. The monthly access fees range from Won 3,500 to 15,000 and any unused minutes are carried over to the following month. For a limited time until the end of June 2005, subscribers may elect to pay a fixed monthly fee of Won 26,000 for unlimited use of data service.

     We generally require new subscribers (other than some corporate and government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company may elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We pay a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later elects the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.8 billion as of December 31, 2000 to Won 31.4 billion as of December 31, 2004. We do not expect to have to refund a significant amount of facility deposits in the future, because we believe that most of our subscribers who wish to be covered by the Seoul Guarantee Insurance Company have already elected to so.

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

     We had 18.1 million subscribers as of December 31, 2004. For the year ended December 31, 2004, we had 4,407,087 activations and 936,884 deactivations, representing an average monthly churn rate of 1.7% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

     Our subscriber growth rate was adversely affected by actions we took to comply with certain requirements of the FTC regarding our acquisition of Shinsegi. The FTC approved our acquisition of Shinsegi on the condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. We are not currently subject to any market share limitations; however, on May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, which was the combined market share held by SK Telecom and Shinsegi at the time of the approval of SK Telecom’s merger with Shinsegi in January 2002. We can give no assurances that the Government will not impose restrictions on our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded, and our subscriber growth rate may decline.

     Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a specific network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea, which allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as each operator utilizes a different frequency. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. We were required to adopt the number portability system earlier than our competitors, allowing our customers to transfer their numbers to our competitors but not allowing our competitors’ customers to transfer their number to our service. KTF and LGT introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to their original service provider without paying any penalties within 14 days of their initial transfer.

     The following table sets forth the number of subscribers of the three wireless mobile telecommunications operators who transferred from one operator to another during each month following the implementation of the number portability system:

Month	SKT→KTF	SKT→LGT	KTF→SKT	KTF→LGT	LGT→SKT	LGT→KTF	Total
January 2004	203,853	101,414	—	—	—	—	305,267
February 2004	102,282	81,594	—	—	—	—	183,876
March 2004	111,077	103,155	—	—	—	—	214,232
April 2004	139,508	122,146	—	—	—	—	261,654
May 2004	167,228	92,414	—	—	—	—	259,642
June 2004	137,489	73,100	—	—	—	—	210,589
July 2004	53,611	23,116	277,751	20,504	—	—	374,982
August 2004	29,698	60,240	67,743	45,724	—	—	203,405
September 2004	90,075	49,959	5,744	42,995	—	—	188,773
October 2004	64,563	46,169	62,131	39,701	—	—	212,564
November 2004	74,478	56,135	59,578	51,802	—	—	241,993
December 2004	97,210	47,635	94,466	41,773	—	—	281,084
January 2005	145,295	71,142	135,862	75,069	115,197	106,024	649,589
February 2005	120,638	32,654	106,099	33,629	49,159	57,555	399,734
March 2005	125,453	43,690	112,711	47,696	48,823	56,743	435,116
April 2005	120,781	69,318	131,266	72,072	55,483	47,863	496,783
Total	1,783,239	1,073,881	1,053,351	470,965	268,662	268,185	4,919,283

     In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the services, the MIC has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from 2004. All new subscribers were given the “010” prefix starting January 2004.

     The following table sets forth, based on data from the MIC, new subscribers for each major wireless cellular provider following the adoption of the “010” prefix in January 2004:

	New Wireless Subscribers
Month	SK Telecom		KTF		LGT
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Subscribers	of Total	Subscribers	of Total	Subscribers	of Total
January 2004	382,420	42.1	375,181	41.3	149,737	16.5
February 2004	422,816	43.6	329,066	33.9	218,435	22.5
March 2004	405,199	39.0	356,003	34.3	276,537	26.6
April 2004	448,997	41.2	330,441	30.3	309,736	28.4
May 2004	499,799	48.1	353,389	34.0	186,011	17.9
June 2004	327,863	43.7	305,488	40.7	117,594	15.7
July 2004	332,833	63.5	132,141	25.2	59,151	11.3
August 2004	185,687	42.2	112,455	25.5	142,308	32.3
September 2004	28,626	6.7	256,558	60.3	140,351	33.0
October 2004	276,359	48.3	169,364	29.6	125,994	22.0
November 2004	278,694	45.7	183,200	30.0	148,562	24.3
December 2004	240,306	43.6	200,054	36.3	110,269	20.0
January 2005	233,921	40.6	209,182	36.3	132,639	23.0
February 2005	248,073	43.1	231,803	40.3	95,236	16.6
March 2005	257,062	43.0	229,202	38.4	111,036	18.6
April 2005	214,949	45.5	148,820	31.5	108,962	23.0

Marketing and Service Distribution

     We market our services and provide after-sales service support to customers through 29 sales centers, 45 branch offices and a network of 1,492 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 200,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, including processing subscription applications and accepting facility deposits or arranging for insurance with Seoul Guarantee Insurance Company.

     Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly access and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to dealers an interest-free or low-interest loan of up to Won 1.0 billion with a repayment period of up to three years.

     We operate a customer information system designed to provide us with an extensive customer database. Our customer information system includes a billing system which provides us with comprehensive account information for internal purposes and enables us to efficiently respond to customer requests. In May 2000, we launched 011e-station.co.kr, a website through which SK Telecom customers can change their service plans, verify the charges accrued on their accounts, receive their bills on-line and send text messages to our other subscribers.

     When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. We have implemented a range of marketing measures, including more extensive promotions to attract new customers as well as to encourage loyalty of our existing subscribers and discourage migration to other service providers. In 2001, advertising expenditures as a percentage of revenues amounted to 4.1%, principally for promotion of our voice and wireless data services. Our marketing expenses were lowered during the first half of 2001 due to the elimination of handset subsidies and our efforts to satisfy the FTC-imposed condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and this market share limitation no longer applies, although we are voluntarily limiting our market share through the end of 2005 to 52.3% of the wireless telecommunications market. In 2002, 2003 and 2004 advertising expenditures amounted to 4.8%, 3.7% and 3.3% of our revenues, respectively.

     In March 2004, we entered into a Won 120 billion agreement with IBM Business Consulting Services for a term of two years in connection with our efforts to improve our marketing system. IBM has been implementing a new process and application infrastructure consisting of a new customer relationship management system, as well as billing, partner relationship management and content management systems. In May 2005, we and IBM decided to terminate the March 2004 agreement with an understanding that another system integration company is better suited for our needs in light of the enhanced features of the new systems to cover data for our customers of newly launched services. Until the date of termination, we had paid Won 60.1 billion to IBM for their services and expect to pay an additional Won 19.6 billion during the third quarter of 2005. We are currently searching for other firms to replace IBM and expect to enter into an agreement with one or more firms for such services before the end of July of 2005.

Interconnection

     Our networks interconnect with the public switched telephone networks operated by KT Corporation, Hanaro Telecom, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a government agency under the MIC. We estimate that approximately 39.7% in 2002, approximately 37.9% in 2003 and approximately 34.0% in 2004 of our incoming and outgoing calls originated from or were routed to the networks of KT Corporation and Hanaro Telecom or the international gateways of KT Corporation, DACOM and Onse.

     With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 2000 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which was us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees were derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. Interconnection charges for calls between wireless service providers, first implemented by the MIC beginning in January 2000, were also reduced beginning in January 2002 and in January 2003, affecting both our revenue and our expenses. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004 and the competitive market situation in the telecommunication service industry of Korea. The long-run incremental cost method has been adopted by other countries such as the United States, the United Kingdom and Japan. The new interconnection rates paid to each wireless network service provider are as follows:

Year	SK Telecom	KTF	LGT
	(Won/Minute)
2003	41.02	47.99	52.89
2004	31.81	47.66	58.55
2005	31.19	46.70	54.98

     The new rates had a negative impact on our operations in 2004 in the amount of approximately Won 289.2 billion, resulting from an estimated Won 168.7 billion reduction in revenue and Won 120.5 billion increase in interconnection expenses. The Won 120.5 billion increase in interconnection expenses includes the increase in the land-to-mobile interconnection expenses that were paid to fixed-line service providers. See “Operating and Financial Review and Prospects—Overview—Revenue”.

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

     Fixed-line-to-Wireless. The MIC determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and pay us an interconnection charge. Interconnection with KT Corporation accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

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

     In April 2002, the MIC announced new interconnection arrangements effective January 1, 2002 which reduced the interconnection fees payable among Korean wireless operators by between 10.2% and 28.1%, depending upon the operators involved. For 2002, KT Corporation’s payments to network service providers were calculated based on a discount of 28.1% to our actual imputed costs for 2000. According to this calculation, KT Corporation was required to pay interconnection charges of Won 45.7 per minute (exclusive of value-added taxes). This was reduced to Won 41.0 per minute for 2003. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminating network’s long-term incremental cost for 2004 and the competitive market situation in the telecommunication service industry of Korea. The new interconnection rates for us under the new method are Won 31.8 per minute for 2004 and Won 31.2 per minute for 2005. The MIC determines the charges and notifies the wireless operators.

     Wireless-to-Wireless. The MIC did not determine interconnection charges for calls between wireless telephone networks in Korea prior to 2000; instead, the interconnection charges were negotiated among the operators. The MIC implemented interconnection charges for such calls starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from SK Telecom’s imputed cost, which was Won 45.7 per minute for 2002. This was reduced to Won 41.0 per minute for 2003 and further reduced to Won 31.8 per minute and Won 31.2 per minute for 2004 and 2005, respectively. The charge for 2006 has not been determined yet. Our revenues from the wireless-to-wireless charge were Won 365.6 billion (including Won 86.1 billion for Shinsegi) in 2000, Won 435.2 billion (including Won 86.6 billion for Shinsegi) in 2001, Won 350.9 billion in 2002, Won 412.2 billion in 2003 and Won 426.6 billion in 2004. Our expenses from these charges were Won 429.6 billion (including Won 106.7 billion for Shinsegi), Won 496.0 billion (including Won 105.5 billion for Shinsegi) in 2001, Won 482.7 billion in 2002, Won 518.2 billion in 2003 and Won 644.6 billion in 2004. The charges above were agreed among the parties involved and confirmed by the MIC.

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

International Roaming Arrangements

     We currently have CDMA automatic roaming agreements with several wireless telecommunications service providers, including Verizon Wireless, Sprint and Alltel in the United States, KDDI in Japan, Telstra in Australia, China Unicom in China, Hutchison Telecom in Hong Kong, Telecom New Zealand in New Zealand, Telus Mobility and Bell Mobility in Canada, Guamcell in Guam and Saipan, Hutchison CAT Wireless Multimedia in Thailand, Iuacell in Mexico, VIVO in Brazil, Telefonica Moviles del Peru in Peru, Pelephone in Israel, Asia Pacific Broadband Wireless in Taiwan and Mobile 8 in Indonesia. We plan to enter into similar arrangements with other wireless telecommunications service providers.

     We have also begun to introduce inter-standard roaming, which allows subscribers from our network to roam on networks employing GSM technology and vice-versa. From March 2002, we have established a roaming arrangement with Telefonica Moviles Espana S.A. of Spain. Under this arrangement, GSM subscribers can use their own SIM cards (Subscriber Information Module Card) with CDMA handsets that are compatible with such GSM SIM cards by renting such CDMA handsets from us. Roaming users are able to receive calls made to their normal mobile telephone numbers. We are seeking to enter into these arrangements with many GSM operators worldwide. As of April 30, 2005, we had entered into inter-standard roaming agreements with 180 operators in 90 nations.

Digital Cellular Network

     We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks. SK Telecom operates a CDMA network which currently reaches approximately 99% of the population, and a CDMA 1xRTT network which currently reaches approximately 90% of the population. Shinsegi operated a CDMA network prior to its merger into SK Telecom that we completely decommissioned by July 2002.

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

CDMA 1xRTT Network

     In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks) and constitutes what is sometimes referred to as a 2.5G network. As of December 31, 2004, our CDMA 1xRTT network covered 84 cities in Korea, or approximately 90% of the population. In areas where the CDMA 1xRTT network is currently unavailable, CDMA 1xRTT-enabled handsets are capable of accessing the CDMA network.

     Unlike our CDMA network, our CDMA 1xRTT network has been designed to be upgraded in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a CDMA-based technology, similar to CDMA 1xRTT, which enables data to be transmitted at speeds of up to 2.4 Mbps. This speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. CDMA 1xEV/DO-capable handsets became available in Korea in June 2002. We are expanding our CDMA 1xEV/DO network and completed the upgrade in 84 cities in Korea as of the end of 2004. This network permits 3G capabilities. A significant portion of our capital expenditures is expected to be used for the future expansion and upgrading of our CDMA 1xRTT network as well as our CDMA 1xEV/DO network. For details of our capital expenditure plans relating to CDMA 1xRTT and CDMA 1xEV/DO, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

W-CDMA Network

     W-CDMA is a 3G-level high capacity wireless communication system that is expected to enable us to offer a wider range of telecommunications services, including cellular, paging, data communications, video-conferencing, multimedia services and satellite communications. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several other factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build-out our W-CDMA network in other metropolitan areas of Korea. For more information about our capital expenditure plans relating to W-CDMA, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, and for more information about risks relating to W-CDMA, see “Risk Factors—W-CDMA technology may require significant capital and other expenditures for implementation which we may not recoup and may be difficult to integrate with our other businesses”.

     In the first half of 2006, we plan to start deploying HSDPA, which enables data to be transmitted at speeds of up to two to three times faster than 1xEV/DO. We have commenced testing of the system that will enable such upgrade to HSDPA by simply upgrading applicable software and without requiring any new infrastructure.

Network infrastructure

     The principal components of our wireless networks are:

•	cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	base station transceiver subsystems, which manage the radio transmission by the equipment located at one or more cell sites, including radio-channel management, message transport and hand-off of calls between cell sites;

•	switching stations, which switch calls to the proper destinations; and

•	leased lines, microwave links or other connections which link the switching stations, the cell sites and the public switched telephone networks of KT Corporation and Hanaro Telecom.

     The following table sets forth some basic information about our wireless networks at December 31, 2004:

		Switching
	Cell Sites	Stations
CDMA Network (excluding CDMA lxRTT and CDMA 1xEV/DO)	5,484	56
CDMA 1xRTT Network and CDMA 1xEV/DO	3,348	55
W-CDMA	626	3

     We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics and Samsung Electronics. We have purchased from Samsung Electronics substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV/DO networks. Several manufacturers, including Samsung Electronics, Pantech & Curitel, LG Electronics and Motorola Korea, Inc., currently produce handsets for use on our CDMA, CDMA 1xRTT network. Samsung Electronics, SK Teletech and Motorola Korea, Inc. currently manufacture most of the handsets for use on our CDMA 1xEV/DO network.

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

Other Investments and Relationships

     We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

     Wireless Application Developers and Content Providers. As part of our strategy to develop additional applications and content for our wireless data services, we invest in companies which develop wireless applications and provide Internet content, including content accessible by users of our wireless networks. These investments include:

•	Information Technology and Content Providers. We hold investments in approximately 40 companies, with an aggregate book value of approximately Won 36.0 billion as of December 31, 2004, which develop technology and content for use in our fixed-line and wireless data and Internet businesses and for continuing development of our multimedia platforms and networks.

•	Joint Ventures. We own a 50% interest in a joint venture with Hewlett-Packard Company to support development of next generation wireless multi-media and mobile commerce services and a 50% interest in a joint venture with Qualcomm Incorporated, formed for the purpose of funding venture startup companies engaged in development and commercialization of new applications or services utilizing CDMA technology. We have committed to invest US$5 million in each of these ventures. As of December 31, 2004, we invested Won 5.1 billion in our joint venture with Qualcomm and Won 5.3 billion in our joint venture with Hewlett-Packard. In addition, pursuant to an agreement entered into on March 20, 2003, we established UNISK, a joint venture company with China Unicom in December 2003. See “—Global Business—Overseas Operations”. In September 2003, we reached a business cooperation agreement with Teliasonera for the purpose of jointly developing and commercializing new businesses, cross-licensing, partnership exchange and joint advancement into overseas markets. On September 16, 2003, we signed a memorandum of understanding with Alcatel for joint development of a Mobile Payment Service by combining our Nemo with Alcatel’s Prepayment Instant Billing System.

•	Mobile Broadcasting Corporation. In September 2003, we entered into an agreement with Mobile Broadcasting Corporation, a wireless multi-media company in Japan, for the purposes of co-owning and launching a satellite for the satellite DMB business. MBCO is a developer and provider of content and technology related to wireless multimedia services and has developed new services in Satellite DMB. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is approximately Won 100.8 billion. As of December 31, 2004, we had invested a total of Won 27.3 billion and had a 7.3% interest in MBCO. We launched the satellite in March 2004. In March 2004, the MIC assigned us a frequency for satellite DMB. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services. See “—Multimedia”.

•	Mobile Data and Digital Content Market. In order to generate new revenue from the growing mobile data and digital content market, we plan to increase our investment in the entertainment sector, particularly in music, movies and games. As mobile data and digital content market has become increasingly important in the growth of our business, we are seeking to secure valuable mobile data and digital contents by making equity investments in various content providers. In March 2005, we acquired 8 million shares, or 21.66% of the issued and outstanding shares of iHQ Inc., for Won 14.44 billion, with an option to purchase 5 million additional shares from Mr. Hun-Tak Jeong, a majority shareholder of iHQ Inc., during the period starting March 15, 2006 and ending April 30, 2006. iHQ Inc. is an entertainment management firm producing films, managing entertainers and operating on-line game services. In addition, on May 3, 2005, our board of directors approved our investment of up to Won 20 billion in one or more funds investing in the movie industry and on May 27, 2005 our investment of up to Won 29.7 billion in one or more funds investing in the music industry, each in partnership with local investment companies, to expand our business to media and entertainment. Once the funds are formed, we expect to hold a 26.7% interest in the movie fund and a 99.0% interest in the music fund. On May 27, 2005, our board of directors also approved a resolution to purchase a 60% interest in YBM Seoul Records, the largest music recording company in Korea, whose music sources are critical in our advancement into digital music business from the offline record label business, for Won 29.2 billion.

     Other Investments. Our other investments include:

•	Hanaro Telecom. As of December 31, 2004, we owned a 4.8% interest in the outstanding capital stock of Hanaro Telecom. On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro, for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% as of December 31, 2004, up from 1.8% as of December 31, 2003.

•	Powercomm. We currently own a 5.0% interest in Powercomm Corporation with a book value as of December 31, 2004 of Won 71.6 billion. For more information, see note 3 of the notes to our consolidated financial statements. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea. We have no current plans to either increase or decrease our investment in Powercomm.

•	SKC&C. We currently own a 30.0% equity interest in SKC&C Co., Ltd. with a book value as of December 31, 2004 of Won 201.4 billion. SKC&C is an information technologies services provider. Substantially all of SKC&C’s revenue is generated from services provided to member companies of the SK Group, including us. We are party to several service contracts with SKC&C related to development and maintenance of our information technologies systems. See “Certain Relationships and Related Party Transactions”.

•	SK Group Japan Co., Ltd. In December 2001, we invested Won 5.3 billion in SK Group Japan Co., Ltd., a trading company. We held a 16.5% equity interest in SK Group Japan with an acquisition cost of Won 16.4 billion, which was written off due to an impairment. SK Group Japan was dissolved as of January 17, 2005.

•	SK Communications. In August 2002, we purchased a 44.5% interest from Mirae Corporation in Lycos Korea, one of Korea’s leading Internet portals, for Won 12.3 billion. Subsequently, we subscribed for additional shares in Lycos Korea and increased our interest in Lycos Korea to 90.3%. Lycos Korea was renamed SK Communications after it acquired Netsgo Co., Ltd. and business rights to Nate.com service in November 2002. SK Communications subsequently consolidated services from Lycos and Nate.com to offer portal service on-line.

     In February 2001, we transferred our paging business to Real Telecom and received a 9.9% interest in Real Telecom, as well as convertible bonds with a principal amount of Won 9.5 billion. Such convertible bonds and accrued interest were exchanged for bonds issued by Real Telecom in May 2003 with a principal amount of Won 10.6 billion which can be converted into 371,018 shares of common stock of Real Telecom as of April 2004. On December 31, 2004, we wrote off Real Telecom’s debt on the bonds as it was very doubtful we would ever collect on the bonds.

     We have from time to time engaged in discussions with several wireless telecommunications services providers including KDDI Corporation and Sprint PCS about strategic relationships of various types.

Competition

     SK Telecom was Korea’s only provider of cellular telecommunications services until April 1996, when Shinsegi began offering its CDMA service using 10 MHz of spectrum in the 800 MHz band under a license issued in 1994. In 1996, the Government issued three additional licenses to KTF, LGT and Hansol PCS to operate CDMA services, each using 10 MHz of spectrum in the 1700-1800 MHz band. Each of KTF, LGT and Hansol PCS commenced operation of its CDMA service in October 1997.

     Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably following its privatization. KT Corporation had a 48.7% interest in KTF as of December 31, 2004.

     Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/DO technology and other technologies such as W-CDMA and CDMA2000. In October 2000, we launched the world’s first CDMA 1xRTT network, which enables us to provide advanced data services. Since then one of our two principal competitors, KTF has also launched a network using CDMA 1xRTT technology. As of December 31, 2004, our CDMA 1xEV/ DO network upgrade had been completed in 84 cities in Korea. KTF has expanded its CDMA 1xEV/ DO network to cover 75 cities in Korea as of December 31, 2004. In addition, we and our competitors also have licenses to provide 3G services using W-CDMA technology (in the case of us and KTF) or CDMA2000 technology (in the case of LGT). Such networks are expected to support data transmission services with more advanced features and significantly higher data transmission rates than our principal data network, which uses a technology called CDMA 1xRTT. We commenced provision of our IMT-2000 services based on our W-CDMA network on a limited basis in Seoul at the end of 2003. Although we, together with other manufacturers of mobile phones, developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build-out our W-CDMA network in other metropolitan areas of Korea. See “Risk Factors—Competition may reduce our market share and harm our results of operations and financial condition”.

     As of April 30, 2005, according to the MIC, KTF and LGT had 12.0 million and 6.1 million subscribers, respectively, representing approximately 32.4% and 16.5%, respectively, of the total number of wireless subscribers in Korea on such date. As of April 30, 2005, we had 19.1 million subscribers, representing a market share of approximately 51.2%. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002.

     For a description of the risks associated with the competitive environment in which we operate, see “Risk Factors—Competition may reduce our market share and harm our results of operations and financial condition”.

     Under current government regulations, as the designated market dominant service provider for wireless network services, we must obtain prior MIC approval for any change in our wireless telecommunications service rates, although our competitors may change their rates at their discretion. The MIC gave new entrants similar price advantages when DACOM started competing with KT Corporation in international long distance service in 1991 and domestic long distance service in 1996. On April 9, 2003, the MIC announced its plan to adopt a “reserved reporting” system for setting new rates as a measure to relax the stringent regulation on pricing. Under the “reserved reporting” system, we would have to report our proposed new rate plan with the MIC in order to change our rates. Unless the MIC objects to the proposed rate plan within a certain period of time, such rates would be automatically adopted. We believe that this system, if implemented, would give us greater flexibility in setting our wireless communications service rates in response to market conditions in a timely manner, but we can give no assurance that such a system will be adopted as currently contemplated, or at all, or that the rates allowed by such a system will allow us to remain profitable.

     For a description of our rates and subscription plans, see “—Revenues, Rates and Facility Deposits”. In addition, the FTC approved our acquisition of Shinsegi on two conditions. First, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and this market share limitation no longer applies. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%. Second, the FTC imposed a maximum limit of 1,200,000 on the number of digital handsets we may purchase annually from our subsidiary, SK Teletech, until December 31, 2005. This restriction does not apply to W-CDMA handsets.

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

     The MIC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MIC may levy a monetary penalty of up to 3% of our revenues. A network services provider that wants to cease its business or dissolve must obtain MIC approval.

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

Rate Regulation

     Most network service providers must report to the MIC the rates and contractual terms for each type of service they provide, but generally they may set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the MIC. In each of the years in which this requirement has been applicable, the MIC has designated us for wireless telecommunications service, and KT Corporation for local telephone service, as dominant network service providers subject to this approval requirement. As a condition to its approval of SK Telecom’s merger with SK IMT, the MIC required that we submit the rates for our third generation mobile services using W-CDMA technology to the MIC for approval prior to the launch of such services. The MIC’s policy is to approve rates if they are appropriate, fair and reasonable and if they are calculated in a transparent and appropriate manner. It may order changes if it deems the rates to be significantly unreasonable or against public policy.

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

Wireless Internet Network Co-Share

     In December 2002, the MIC implemented a wireless Internet network co-share system that permits the WAP Gateway of a fixed-line operator to connect to a wireless network service provider’s IWF (inter-working function) device. IWF is a device that connects a cellular network with an IP (Internet Protocol) network, while WAP Gateway converts HTTP protocol into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF in December 2002 but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system, under which we launched these services in June 2005. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets, which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the services available on our NATE platform.

Contributions to the Fund for Development of Information Telecommunications

     The MIC has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. For 2005, the MIC recommends that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC. Although these recommendations were not mandatory prior to 2002, we have in the past contributed the recommended amounts. Our contribution to this fund in 2000 was Won 38.3 billion (including Won 0.6 billion for Shinsegi) based on the MIC recommendation of 1.5% of MIC-calculated revenues for 2000. Our contribution to this fund in 2001 was Won 23.0 billion (including nil for Shinsegi) based on the MIC-recommended minimum level of contribution of 1.0% of MIC-calculated revenues for 2001.

     In May 2002, the MIC announced significant changes to the government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales and recorded net profits for the previous year. Under the policy, the amount of the annual contribution does not need to exceed the net profit of each company. Our contribution to this fund in 2002, 2003 and 2004 was Won 59.0 billion, Won 64.9 billion and Won 69.0 billion, respectively, based on the new MIC requirement of 0.75% of MIC-calculated revenues.

Universal Service Obligation

     All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MIC (currently set at Won 30 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens, or contribute toward the supply of such universal services. The MIC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 30% discount of our monthly fee for cellular services to the handicapped and the low-income citizens. In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to MIC guidelines which differ from our accounting practices). In 2002, we paid Won 28.9 billion, which was our estimated contribution amount based on our net annual revenue for our fiscal year 2001 pursuant to MIC guidelines. We received a refund in the amount of Won 1.8 billion from the MIC after calculating our required contribution amount based on our net annual revenue for our fiscal year 2001, which effectively reduced our actual contribution amount to Won 27.1 billion. In 2003, our contribution amount was Won 80.7 billion for our fiscal year 2002. In 2004, our contribution amount was Won 46.6 billion for our fiscal year 2003. Our contribution amount in 2005 for fiscal year 2004 has not yet been determined, but is expected to be Won 48.2 billion. With the introduction of a new calculation method based on the long-run incremental cost to be applicable to the calculation of our contribution for 2006, we anticipate that our contribution amount in 2006 for fiscal year 2005 will be lower than that of the previous year. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

Competition Regulation

     The Korea Communications Commission is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the Korea Communications Commission may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, and requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers.

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

     Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC, such as ourselves, as a company in the SK Group, is generally required to limit its total investments in other domestic companies to 25% of its non-consolidated net assets. Investment in companies engaging in similar business is not included in calculating the 25% limit. Depending on the time frame in which such a company acquired shares in excess of the 25% ceiling, the FTC may issue corrective orders requiring, for example, the disposition of the shares held in excess of the 25% ceiling or imposing limitations on the voting rights for such shares and/or monetary sanctions. SK Telecom’s total investments in other domestic companies (excluding investments in Hanaro Telecom, Powercomm, SK Telink, Enterprise Networks and Real Telecom, companies engaging in similar business) amounted to Won 787.4 billion as of March 31, 2005.

Number Portability

     Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix). Our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KTF and LGT. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. KTF and LGT introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “Business—Subscribers”.

     In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix January 2004, see “Business—Subscribers”.

     For risks relating to number portability, see “Risk Factors—Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

Contribution to 114 Directory Service

     The MIC has been negotiating with network service providers on sharing the cost of providing 114 directory services through KT Corporation. Prior to 1998, this cost was shared among service providers through the NTS (Nontraffic Sensitive) Participation Program. The NTS Participation Program included both the Universal Service Provider Program and contributions for 114 directory services before it came to a halt due to disagreements between network service providers and the MIC. The MIC has determined SK Telecom’s share of such costs for the period between 1998 and 2001 to be Won 40.6 billion, based on the number of calls made to the 114 directory service through its network. KTF and LGT were charged Won 16.8 billion and Won 6.7 billion, respectively. This amount is to be paid in monthly installments over a 20-month period. Contributions for the 114 directory service for 2002, 2003 and 2004 have not been determined yet.

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

     As of December 31, 2004, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.47% of our issued shares. As of April 4, 2005, a foreign investment fund and its related parties collectively held a 14.9% stake in SK Corporation. Effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom, assuming the foreign ownership level as of December 31, 2004 (which we believe was 48.36%), would reach 69.83%, exceeding the 49% ceiling on foreign shareholding.

     If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. Additionally, an amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Risk Factors—If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us”.

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

     A newly adopted amendment to the Telecommunications Business Law effective from May 9, 2004 provides for the creation of a Public Interest Review Committee under the MIC to review investments in or changes in the control of network services providers. The following events would be subject to review by the Public Interest Review Committee: (i) the acquisition by an entity (and its related parties) of 15% or more of the equity of a network services provider, (ii) a change in the largest shareholder of a network services provider, (iii) agreements by a network service provider or its shareholders with foreign governments or parties regarding important business matters of such network services provider, such as the appointment of officers and directors and transfer of businesses and (iv) a change in the entity that actually controls a network services provider. If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the MIC may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, effective from May 9, 2004, if a dominant network services provider (which would currently include us and KT Corporation), together with its specially related persons (as defined under the Korean Securities and Exchange Act) holds more than 5% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5% limit may not be exercised.

Patents and Licensed Technology

     Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Operating and Financial Review and Prospects — Research and Development”, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. We also acquired a number of patents related to W-CDMA technology.

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

Organizational Structure

     We are a member of the SK Group (formerly the Sunkyong Group), whose members owned in aggregate 24.03% of the shares of our issued common stock as of December 31, 2004. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-1994, our largest shareholder was KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors.

Significant subsidiaries

     For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

PROPERTY, PLANTS AND EQUIPMENT

     The following table sets forth certain information concerning our principal properties as of May 20, 2005:

	Approximate Area		Nature of
	in Square Feet	Primary Use	Interest
Seoul Seoul Seoul Taegu Taejon Kwangju Pusan	988,654 607,246 162,406 153,623 565,773 265,610 363,422	Corporate Headquarters Regional Headquarters Customer Service Center Regional Headquarters Regional Headquarters Regional Headquarters Regional Headquarters	Ownership Ownership Ownership Ownership Ownership Ownership Ownership
Sungnam	482,783	Central Research and Development Laboratory	Ownership
Ichon Wonju Yongin	279,550 116,562 589,625	Training Center Regional Headquarters Training Center	Ownership Ownership Ownership

     In December 2004, we constructed a new building with an area of approximately 82,624 square feet, in which we have full ownership, for use as our corporate headquarters. We relocated our corporate offices into the new building in January 2005. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will need a significant number of new cell sites in connection with the expansion of our CDMA networks which is planned for 2005, and we expect to lease or acquire new sites as needed. We do expect that we will need new cell sites in constructing our W-CDMA network. Our current plan is to share sites with our existing network, and therefore, we do not at this time expect to have to obtain a significant number of new cell site locations. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “—Cellular Services”.

     In October 2004, we purchased certain land and building (including incidental movables) of SK Life Insurance Co., Ltd. accounting for 589,625 square feet for Won 30 billion in order to secure stable training facilities to enhance expertise and leadership of SK Telecom’s employees as required by its campaign of new value management.

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

Item. 5 Operating and Financial Review and Prospects

     You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 30 and 31 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2002, 2003 and 2004. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Overview

     Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

     The following table sets forth certain revenue information about our operations during the periods indicated:

	Year Ended December 31,
	2002		2003		2004
	(In billions of Won, except percentages)
		Percentage		Percentage		Percentage
		of total		of total		of total
	Revenue	revenue	Revenue	revenue	Revenue	revenue
Cellular Revenue:
Wireless Services(1)	(Won) 7,579.6	81.3	(Won) 8,462.7	82.4	(Won) 8,798.4	83.2
Interconnection	1,043.2	11.2	1,017.1	9.9	849.4	8.0
Digital Handset Sales(2)	534.0	5.7	612.0	5.9	649.8	6.2

Total Cellular Revenue	9,156.8	98.2	10,091.8	98.2	10,297.6	97.4

Other Revenue:
International Calling Service(3)	101.6	1.1	97.4	1.0	126.3	1.2
Portal Service(4)	22.8	0.2	42.0	0.4	85.0	0.8
Miscellaneous	42.8	0.5	40.9	0.4	61.7	0.6

Total Other Revenue	167.2	1.8	180.3	1.8	273.0	2.6

Total Operating Revenue:	(Won) 9,324.0	100	(Won) 10,272.1	100	(Won) 10,570.6	100

Total Operating Revenue Growth	11.4%		10.2%		2.9%

(1)	Wireless services revenue includes initial connection fees, monthly access fees, usage charges, international charges, wireless Internet service fees, value-added-service fees and interest on overdue subscriber accounts (net of telephone tax).

(2)	Sales of digital handsets are made through our subsidiary, SK Teletech, of which we owned 89.1% at December 31, 2004. We entered into an agreement to sell 4,542,000 shares of SK Teletech owned by us to Pantech & Curitel, Inc., a Korean mobile handset manufacturer, on May 6, 2005. Upon the consummation of such sale, we expect to own approximately 29.1% of the total issued and outstanding shares of SK Teletech.

(3)	Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd.

(4)	Portal service revenue attributable to SK Communications Co., Ltd. and, since 2003, Paxnet Co., Ltd.

     We have had a dominant market share position in terms of subscribers throughout our history and we continue to be the market leader in terms of number of subscribers. Our wireless subscriber base has continued to increase over the years, growing from approximately 10.1 million subscribers at the end of 1999 to approximately 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers), 17.2 million subscribers, 18.3 million subscribers and 18.8 million subscribers at the end of 2000, 2001, 2002, 2003 and 2004, respectively.

     As a condition to its approval of our acquisition of Shinsegi, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. On the same day, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On June 7, 2004, the MIC fined us Won 11.9 billion and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%.

     Prior to June 2000, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets, and therefore constituted improper handset subsidies. On April 8, 2002, we, KTF, LGT and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 2002) for violating the MIC’s handset subsidy regulation. KTF and LGT were also prohibited from signing on new subscribers for 20 days. In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to other incentive payments that were deemed by the MIC to constitute improper handset subsidies and thereby disrupt fair competition. We paid the fine in March 2004. In February 2004, KTF and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments. On March 21, 2005, the MIC ordered us, KTF and LGT, to pay fines of Won 1.4 billion, Won 360 million and Won 230 million, respectively, for changing calling plans and adding value-added services to the subscribers without obtaining express consents of such subscribers. We paid such fine in April 2005. In May 2005, the MIC ordered us to pay a fine of Won 23.1 billion with respect to our payment of improper handset subsidies. LGT and KTF were also fined Won 2.7 billion and Won 1.1 billion, respectively, in respect of such subsidy payments. We were fined more heavily than KTF and LGT as the MIC found that our efforts to take corrective measures were not sufficient and that such incentive payments were a violation of a merger condition related to our acquisition of Shinsegi in January 2002.

     As a result of the MIC’s handset subsidy regulation and steps we have taken as a result, we experienced a significant reduction in our gross and net additions of new subscribers in April and May 2002. The MIC’s November 2002 order also resulted in a reduction in our gross and net additions of new subscribers in November and December 2002. We believe that our competitors have also experienced similar reductions and our market share has not been adversely affected. We cannot assure you that the elimination of dealer incentives will not continue to adversely affect the rate at which we attract new subscribers or the rate at which existing subscribers upgrade their wireless handsets to take advantage of the higher data transmission capabilities of our CDMA 1xRTT and CDMA 1xEV/ DO network technologies. We also believe that beginning in March 2002, there was an expectation among dealers that dealer incentives would soon be eliminated or reduced as a result of the MIC’s actions. This expectation contributed to the unusually high number of gross and net subscriber additions and the higher churn rate that we experienced in March 2002, which was 2.3%, compared to 1.2% in January 2002 and 1.1% in February 2002. Churn rate increased in part because many existing subscribers chose to upgrade their handsets by terminating their service and opening a new subscriber account. For 2005, our churn rate has ranged from 1.7% to 2.3%, with churn rate for May 2005 at 1.9%. We cannot assure you that our churn rates will not increase in the future.

     Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a specific network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea, which allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as each operator utilizes a different frequency. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. We were required to adopt the number portability system earlier than our competitors, allowing our customers to transfer their numbers to our competitors but not allowing our competitors’ customers to transfer their number to our service. KTF and LGT introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to their original service providers without paying any penalties within 14 days of their initial transfer.

     In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix January 2004, see “Business—Subscribers”.

     We believe that the adoption of the common prefix identification system may pose a greater risk to us as compared to the other wireless telecommunications providers because “011” has a very high brand recognition in Korea as the premium wireless telecommunications service. Adoption of the number portability system could also result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. See “Risk Factors—Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system. For details, see “Legal Proceedings—MIC Proceedings”.

     For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. See “Business—Law and Regulation—Rate Regulation” and “Risk Factors—We are subject to additional regulation as a result of our market position, which could harm our ability to compete effectively”. Generally, the rates we charge for our services have been declining. In September 1997 and April 2000, we implemented revised rate plans, which generally offer rates lower than our previous rates. Effective June 8, 1998, we have been providing a 20% discount for calls made between our cellular customers. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers’ handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. As of April 30, 2005, our standard peak usage rate was approximately 11% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations. For more information about the rates we charge, see “Business—Revenues, Rates and Facility Deposits”.

     Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. See “Business—Interconnection”. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 1999 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees are derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004 and the competitive market situation in the telecommunication service industry of Korea. The long-run incremental cost method has been adopted by other countries such as the United States, the United Kingdom and Japan. The new rates had a negative impact on our operations in 2004 in the amount of approximately Won 289.2 billion, resulting in an estimated Won 168.7 billion reduction in revenue and Won 120.5 billion increase in interconnection expenses. The Won 120.5 million increase in interconnection expenses include the increase in the land-to-mobile interconnection expenses that were paid to fixed-line service providers. For more information about our interconnection revenue and expenses, see “Business—Interconnection—Domestic Calls”.

     The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,
	2002(1)	2003	2004
Outgoing Voice Minutes (In Thousands):(2)	37,629,656	42,175,874	43,184,944
Average Monthly Outgoing Voice Minutes Per Subscriber:(3)	191	197	194
Average Monthly Revenue Per Subscriber:(4)(5)	(Won) 38,383	(Won) 39,739	(Won) 39,689

(1)	Excludes information relating to Shinsegi for a period of 12 days, from January 1, 2002 to January 12, 2002. Shinsegi merged into SK Telecom on January 13, 2002.

(2)	Does not include minutes of incoming calls or minutes of use relating the use of text messaging and data services.

(3)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

(4)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period.

(5)	Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 43,958 for 2002, Won 44,546 for 2003 and Won 43,542 for 2004.

     Our average monthly outgoing minutes of voice traffic increased by 12.1% in 2003 and 5.8% in 2004. We believe that this trend principally reflects generally lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. Due to the existing high penetration rate of wireless services in Korea, we expect the rate of increase to be comparatively lower in 2005 and the near future.

     Our consolidated average monthly revenue per subscriber increased by 3.5% to Won 39,739 in 2003 compared to Won 38,383 in 2002. Our consolidated average monthly revenue per subscriber decreased by 0.13% to Won 39,689 in 2004 compared to Won 39,739 in 2003. These changes reflect the net effect of several offsetting trends, including:

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

     Industry Consolidation. Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In July 2000, KT Corporation acquired a 47.9% interest in KT M.Com and merged KT M.Com into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably as a privatized business following its privatization. Such consolidations have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. See “Risk Factors—Competition may reduce our market share and harm our results of operations and financial condition”.

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

     On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged the 29,808,333 shares of KT Corporation’s common stock for 8,266,923 shares of our common stock that KT Corporation owned and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won 50,900 per share of KT Corporation’s common stock and Won 224,000 per share of our common stock.

     On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, as we held a 1.8% stake in Hanaro Telecom as of December 31, 2003. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% as of December 31, 2004.

Results of Operations

     The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2002		2003		2004
	(In billions of Won, except percentage data)
Operating Revenue	(Won) 9,324.0	100.00%	(Won) 10,272.1	100.00%	(Won) 10,570.6	100.00%
Operating Expenses	6,526.4	70.00	7,167.0	69.77	8,130.9	76.92

Operating Income	2,797.6	30.00	3,105.1	30.23	2,439.7	23.08
Other Income	259.7	2.79	261.4	2.54	199.4	1.89
Other Expenses	838.5	8.99	612.2	5.96	516.0	4.88

Income Before Income Taxes and Minority Interest	2,218.8	23.80	2,754.3	26.81	2,123.1	20.09
Income Taxes	698.5	7.49	789.0	7.68	629.7	5.96
Minority Interest	(33.1)	(0.35)	0.8	0.01	(1.9)	(0.02)

Net Income	1,487.2	15.96%	1,966.1	19.14%	1,491.5	14.10%

Depreciation and Amortization(1)	(Won) 1,435.0	15.39%	(Won) 1,510.5	14.70%	1,607.5	15.20%

(1)	Excludes the depreciation and amortization allocated to internal research and development costs of Won 108.3 billion, Won 135.8 billion and Won 134.1 billion for the years ended December 31, 2002, 2003 and 2004, respectively.

2004 Compared to 2003

     Operating Revenue. Our operating revenue increased by 2.9% to Won 10,570.6 billion in 2004 from Won 10,272.1 billion in 2003 principally due to a 2.0% increase in our cellular revenue to Won 10,297.6 billion in 2004 from Won 10,091.8 billion in 2003 and to a lesser extent due to a 102.4% increase in portal service revenues to Won 85.0 billion in 2004 from Won 42.0 billion in 2003 and a 29.7% increase in international call service revenues to Won 126.3 billion in 2004 from Won 97.4 billion in 2003.

     The increase in our cellular revenue was principally due to an increase in our wireless services revenue and to a lesser extent due to an increase in revenue attributable to sales of digital handsets, which increases were offset in part by a decrease in interconnection revenue. Wireless services revenue increased 4.0% to Won 8,798.4 billion in 2004 from Won 8,462.7 billion in 2003 as a result of a 2.7% increase in the number of our wireless subscribers to approximately 18.8 million subscribers as of December 31, 2004 from approximately 18.3 million subscribers as of December 31, 2003, which was partially offset by a slight decrease in our consolidated average monthly revenue per subscriber (excluding interconnection revenue) from Won 39,739 in 2003 to Won 39,689 in 2004. Such decrease was principally due to decreases in average monthly revenue per subscriber from call charges and value-added services, which was mostly offset by an increase in average monthly revenue per subscriber from wireless Internet services. Our consolidated average monthly revenue per subscriber from monthly fee and call charges decreased by 5.6% to Won 29,023 for the year ended December 31, 2004 from Won 30,748 in the corresponding period in 2003. The decrease was primarily due to the reduction in monthly fee effective September 1, 2004. Our consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 32.5% to Won 8,182 in 2004 from Won 6,177 in 2003. Our consolidated average monthly revenue per subscriber from value-added services such as caller ID services and ring tone service and other sales decreased by 19.8% to Won 1,594 in 2004 from Won 1,988 in 2003.

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

     Revenues attributable to sales of digital handsets increased by 6.2% to Won 649.8 billion in 2004 from Won 612.0 billion in 2003 as a result of an increase in volume of handsets sold and a higher portion of sales of high-end digital handsets, which generally are sold at higher retail prices.

     Such increases in wireless service revenue and revenues attributable to sales of digital handsets were partially offset by a 16.5% decrease in interconnection revenue to Won 849.4 billion in 2004 from Won 1,017.1 billion in 2003. The decrease was due in part to the new adjusted interconnection rates announced by the MIC on July 9, 2004, which were applied retroactively beginning January 1, 2004, which was partially offset by an increase in the NATE service revenue and the phone mail service revenue. See “Business—Interconnection”.

     Our international calling service revenues increased as a result of increases in traffic volume and our portal service revenues increased as a result of increased use by our subscribers of our wireless Internet contents services, such as NATE and Cyworld.

     Operating Expenses. Our operating expenses in 2004 increased by 13.4% to Won 8,130.9 billion compared to Won 7,167.0 billion in 2003 primarily due to increases in commissions paid, network interconnection expenses, depreciation and amortization expenses, labor costs, leased line expenses, and miscellaneous operating expenses, which more than offset decreases in cost of goods sold and advertising expenses.

     Commissions paid, including to our authorized dealers, increased by 21.5% to Won 2,812.3 billion in 2004 compared to Won 2,314.6 billion in 2003, primarily due our efforts to retain existing subscribers and to acquire new subscribers. Commissions paid also increased due to our efforts to counter the effects of number portability. In addition, commissions paid to our Internet content providers increased as the wireless Internet usage increased.

     Network interconnection expenses increased by 18.4% to Won 913.7 billion in 2004 compared to Won 771.6 billion in 2003, primarily due to an increase in interconnection rates and an increase in the level of interconnection fees that we must pay to other operators for calls using their networks. Mobile-to-mobile interconnection expenses increased by 22.7% to Won 644.6 billion in 2004, compared to Won 525.4 billion in 2003 primarily due to increased interconnection rates. Mobile-to-land interconnection expenses increased by 0.6% to Won 214.2 billion in 2004, compared to Won 212.9 billion in 2003.

     Depreciation and amortization expenses increased by 6.4% to Won 1,607.5 billion in 2004 compared to Won 1,510.5 billion in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT and 1xEV/DO networks.

     Labor costs increased by 14.1% to Won 464.8 billion in 2004 compared to Won 407.2 billion in 2003. The increase was primarily due to an increase in performance bonuses and an increase in salaries due to improving business performance over the period.

     Leased line expenses increased by 22.4% to Won 375.2 billion in 2004 compared to Won 306.5 billion in 2003 primarily due to an increase in the number of leased lines to handle higher call volumes.

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

     Advertising expenses decreased by 6.2% to Won 352.9 billion in 2004 compared to Won 376.4 billion in 2003, as we changed our focus from a mass advertising campaign to a marketing strategy focused on certain high end, high volume user customers in order to mitigate the negative impact of number portability on our subscriber base.

     Operating Income. Our operating income decreased by 21.4% to Won 2,439.7 billion in 2004 from Won 3,105.1 billion in 2003 because the increase in our operating expenses was greater than the increase in our operating revenue.

     Other Income. Other income consists primarily of interest income, dividend income, commission income and foreign exchange and translation gains. Other income decreased by 23.7% to Won 199.4 billion in 2004 compared to Won 261.4 billion in 2003, primarily due to decreases in commissions and to a lesser extent due to decreases in interest income and dividend income. Such decrease was offset in part by an increase in foreign exchange and translation gains due to the depreciation of the US Dollar against the Won.

     Other Expenses. Other expenses include interest and discount expenses, donations, loss in impairment of long-term investment securities and loss on disposal of property, equipment and intangible assets and loss on translation and valuation of currency swap. Other expenses decreased by 15.7% to Won 516.0 billion in 2004, compared to Won 612.2 billion in 2003. The decrease was primarily due to decreases in interest and discounts and loss on disposal of investment assets and to a lesser extent due to decreases in donations, foreign exchange and translation losses and loss on disposal and valuation of trading securities. Such decreases were offset in part by increases in loss on impairment of long-term investment securities and loss on translation and valuation of currency swaps and equity in losses of affiliates. As a percentage of operating revenue, other expenses decreased to 4.9% in 2004 from 6.0% in 2003.

     Income Tax. Provision for income taxes decreased by 20.2% to Won 629.7 billion in 2004 from Won 789.0 billion in 2003. Our effective tax rate in 2004 increased to 29.7% from an effective tax rate of 28.7% in 2003. See note 17 of the notes to our consolidated financial statements.

     Net Income. Principally as a result of the factors discussed above, our net income decreased by 24.1% to Won 1,491.5 billion in 2004 from Won 1,966.1 billion in 2003. Net income as a percentage of operating revenues was 14.1% in 2004 as compared to 19.1% in 2003.

2003 Compared to 2002

     Operating Revenue. Our operating revenue increased by 10.2% to Won 10,272.1 billion in 2003 from Won 9,324.0 billion in 2002 principally reflecting a 10.2% increase in our cellular revenue to Won 10,091.8 billion in 2003 from Won 9,156.8 billion in 2002.

     The increase in our cellular revenue was principally due to an increase in our wireless services revenue and revenue attributable to sales of digital handsets, which were offset in part by a slight decrease in our interconnection revenues.

     Our wireless services revenue increased by 11.7% to Won 8,462.7 billion in 2003 from Won 7,579.6 billion in 2002. Such increase was due to increase in the number of our wireless subscribers to approximately 18.3 million as of December 31, 2003 from approximately 17.2 million as of December 31, 2002, as well as an increase in our consolidated average monthly revenue per subscriber. Our consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 3.5% to Won 39,739 in 2003 from Won 38,383 in 2002. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet services sales and average monthly revenue per subscriber from value-added services and other sales. Our consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 66.0% to Won 6,177 in 2003 from Won 3,720 in 2002. Our consolidated average monthly revenue per subscriber from value-added services and other sales increased by 18.3% to Won 1,988 in 2003 from Won 1,681 in 2002. Our Wireless services revenue also increased as a result of increase in our wireless Internet services sales, which increased by 80.1% to Won 1,320.1 billion in 2003 (representing 13.1% of our cellular revenue) from Won 732.8 billion in 2002, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets. Also, value-added services and other sales increased by 28.6% to Won 424.8 billion in 2003 from Won 330.4 billion in 2002 primarily due to the increased number of subscribers who use wireless Internet-enabled handsets through which we can also provide value-added and other services.

     The increases in the number of subscribers and the consolidated average monthly revenue per subscriber were partially offset by a reduction in the rates charged to our customers of approximately 7.3% (based on a reduction in the standard rate plan) from January 2003.

     Our revenue attributable to digital handset sales increased 14.6% to Won 612.0 billion in 2003 from Won 534 billion in 2002.

     The increases in wireless services revenue and revenue attributable to digital handset sales were offset in part by a 2.5% decrease in interconnection revenue. Interconnection revenue decreased by 2.5% to Won 1,017.1 billion in 2003 from Won 1,043.2 billion in 2002. The decrease was primarily due to lower interconnection rates in 2003 compared 2002 as a result of a 10.3% decrease in interconnection rates in 2003 as compared to 2002.

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

     Commissions paid, including to our authorized dealers, increased by 17.8% to Won 2,314.6 billion in 2003 compared to Won 1,964.8 billion in 2002, primarily due to the increase in average number of subscribers by 8.7% during the period, increases in commissions paid to wireless Internet content providers and retail agents and authorized dealers and an increase in the number of handsets sold by our subsidiary SK Teletech Co., Ltd.

     Labor costs increased by 27.9% to Won 407.2 billion in 2003 compared to Won 318.3 billion in 2002. The increase was primarily due to payment of performance bonuses to employees in 2003 and salary increases.

     Depreciation and amortization expenses increased by 5.3% to Won 1,510.5 billion in 2003 compared to Won 1,435.0 billion in 2002. The increase in depreciation and amortization expenses was primarily due to the continuing expansion of our CDMA 1xRTT and CDMA 1xEV/DO networks.

     Cost of goods sold increased by 10.2% in 2003 to Won 560.9 billion in 2003 compared to Won 509.1 billion in 2002. The increase was primarily due to an increase in the sales of handsets by SK Teletech.

     Leased line expenses increased by 9.4% to Won 306.5 billion in 2003 compared to Won 280.1 billion in 2002 primarily due to higher call volumes.

     Network interconnection expenses increased by 2.6% to Won 771.6 billion in 2003 compared to Won 752.1 billion in 2002, primarily due to the higher subscriber numbers, which were only partially offset by a decrease in interconnection rates and a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks. Additionally, we reflected as an expense in the second quarter of 2003 all of the amounts due to be paid to KT Corporation for the years 1998, 1999, 2000 and 2001 pursuant to a cost sharing arrangement regarding the provision of directory assistance services by KT Corporation to our subscribers. We are currently discussing with KT Corporation the amounts to be paid by us for directory assistance services provided to our subscribers during 2002 and 2003.

     Other operating expenses increased by 12.4% to Won 919.3 billion in 2003 compared to Won 818.1 billion in 2002 primarily due to increases in research and development expenses, frequency usage fees and communications expenses.

     Advertising expenses decreased by 16.1% to Won 376.4 billion in 2003 compared to Won 448.8 billion in 2002, primarily due to higher than normal marketing expenses incurred in 2002 as a result of our promotions during the World Cup soccer tournament and the Asian Games, both of which were held in Korea in 2002.

     Operating Income. Our operating income increased by 11.0% to Won 3,105.1 billion in 2003 from Won 2,797.6 billion in 2002 as the increase in our operating income was greater than the increase in our operating expenses over the period.

     Other Income. Other income, consisting primarily of dividend income, commission income and interest income, increased by 0.8% to Won 261.4 billion in 2003 compared to Won 259.2 billion in 2002, primarily due to increases in dividends, commissions and other income, which were partially offset by decreases in foreign exchange and translation gains and equity in earnings of affiliates.

     Other Expenses. Other expenses include interest and discounts, foreign exchange and translation losses, loss on disposal and impairment of property, equipment and intangible assets, donations, loss on impairment of long-term investment securities, loss on disposal of investment assets, equity loss in affiliates and miscellaneous expenses. Other expenses decreased by 27.0% to Won 612.2 billion in 2003 compared to Won 838.5 billion in 2002. The decrease was primarily due to decreases on loss on disposal and impairment of property, equipment and intangible assets, loss on impairment of long-term investment securities and donations, which more than offset an increase in interest expense. As a percentage of operating revenue, other expenses decreased to 6.0% in 2003 from 9.0% in 2002.

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

     We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,621.2 billion as of December 31, 2002, Won 1,365.1 billion as of December 31, 2003 and Won 1,038.1 billion as of December 31, 2004. We had outstanding short-term borrowings of Won 687.3 billion as of December 31, 2002, Won 786.1 billion as of December 31, 2003 and Won 425.5 billion as of December 31, 2004. As of December 31, 2004, we had availability under unused credit lines of approximately Won 898.5 billion.

     Management believes all the above-mentioned sources provide adequate liquidity to SK Telecom to meet its operation needs in the foreseeable future.

     Operating cash flow and debt financing have been our principal sources of liquidity. Cash and cash equivalents increased by Won 53.1 billion to Won 370.6 billion in 2004 from Won 317.5 billion in 2003.

Cash Flow Analysis

	Year Ended December 31,						Change
	2002		2003		2004		2002 to 2003			2003 to 2004
	(In billions of Won except percentages)
Net Cash Flow from Operating Activities	(Won)	4,267.8	(Won)	3,328.8	(Won)	2,516.0	(Won)	(939.0)	(22.0)%	(Won)	(812.8)	(24.4)%
Net Cash Used in Investing Activities		(3,063.4)		(1,414.4)		(1,469.5)		1,649.0	(53.8)%		(55.1)	(3.9)%
Net Cash Used in Financing Activities		(1,418.2)		(2,261.0)		(968.6)		(842.8)	59.4%		1,292.4	57.2%
Net Cash Flow due to Changes in Consolidated Subsidiaries		10.7		0.1		(24.8)		(10.6)	(99.1)%		(24.9)	(249.0)%

Increase (Decrease) in Cash and Cash Equivalents	(Won)	(203.2)	(Won)	(346.6)	(Won)	53.1	(Won)	143.4	70.6%	(Won)	399.7	115.3%
Cash and Cash Equivalents at Beginning of Period		867.3		664.1		317.5		(203.2)	(23.4)%		(346.6)	(52.2)%

Cash and Cash Equivalents at End of Period	(Won)	664.1	(Won)	317.5	(Won)	370.6	(Won)	(346.6)	(52.2)%	(Won)	53.1	16.7%

     Net Cash Flow from Operating Activities. Net cash flow provided by operations was Won 4,267.8 billion in 2002, Won 3,328.8 billion in 2003 and Won 2,516.0 billion in 2004. Depreciation and amortization were Won 1,435.0 billion in 2002, Won 1,510.5 billion in 2003 and Won 1,607.5 billion in 2004.

     Net Cash from Investing Activities. Net cash used in investing activities was Won 1,469.5 billion in 2004, Won 1,414.4 billion in 2003 and Won 3,063.4 billion in 2002. Cash inflows from investing activities were Won 507.1 billion in 2004 compared to Won 1,024.3 billion in 2003 and Won 1,515.7 billion in 2002. The primary contributor to such inflows in the respective years related to a decrease in trading securities of Won 240.2 billion in 2004 which resulted from sale of trading securities in order to increase our cash balances and in 2002 and 2003, proceeds from the sale of long-term investment securities which resulted from sales of our shares and convertible bonds of KT Corporation in such years. Cash outflows for investing activities were Won 1,976.6 billion in 2004, Won 2,438.7 billion in 2003 and Won 4,579.1 billion in 2002. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,631.9 billion in 2004, Won 1,647.6 billion in 2003 and Won 2,024.7 billion, all generally relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades from our CDMA network to 1xRTT, 1xEV/DO and 3G and acquisition of long-term investment securities, which were Won 54.1 billion in 2004, Won 437.1 billion in 2003 and Won 2,062.4 billion in 2002.

     Net Cash from Financing Activities. Net cash used in financing activities was Won 968.6 billion in 2004, Won 2,261.0 billion in 2003 and Won 1,418.2 billion in 2002. Cash inflows from financing activities were primarily driven by issuances of bonds payable, which provided cash of Won 1,205.7 billion in 2004, Won 688.7 billion in 2003 and Won 1,166.5 billion in 2002. Cash outflows for financing activities included payment of short-terms borrowings, payments of current portion of long-term debt and payment of dividends, among other items. Payment of short-term borrowings were Won 359.1 billion in 2004, Won 12.1 billion in 2003 and Won 578.7 billion in 2002. Payments of current portion of long-term debt were Won 1,370.6 billion in 2004, Won 939.2 billion in 2003 and Won 719.8 billion in 2002. Payment of dividends were Won 478.3 billion in 2004, Won 151.7 billion in 2003 and Won 58.7 billion in 2002. Also, as a result of the issuance of convertible bonds in 2004 by us in the amount of Won 385.9 billion, net increase in treasury stock was Won 2 million in 2004 compared to Won 1,379.3 billion in 2003 and Won 1,351.2 in 2002.

     As of December 31, 2004, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,891.8 billion and we did not have any bank or institutional borrowings. We had facility deposits of Won 31.4 billion as of December 31, 2004. As of December 31, 2003, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,263.5 billion. Our long-term debt as of December 31, 2003 included bonds in the amount of Won 2,261.9 billion and bank and institutional borrowings in the amount of Won 1.6 billion. We had long-term facility deposits of Won 44.2 billion as of December 31, 2003. As of December 31, 2002, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,918.8 billion, which included bonds in the amount of Won 2,908.5 billion and bank and institutional borrowings in the amount of Won 10.3 billion. For a description of our long-term liabilities, see notes 8 and 9 of the notes to our consolidated financial statements. We had long-term facility deposits of Won 46.9 billion as of December 31, 2002.

     As of December 31, 2004, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 17.4% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

     In addition, in May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. The Won 500.0 billion bonds, which had an annual interest rate of 6%, matured in May 2005. The other bonds mature in July 2007, August 2007 and November 2007, and have annual interest rates of 6%, 6% and 5%, respectively. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, Won 150.0 billion and Won 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rates of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations. See note 8 of the notes to our consolidated financial statements.

     In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.

     In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This was deemed a sale of treasury stock and cancellation thereof for purposes of Korean law. We used the proceeds of the zero coupon convertible notes for general corporate purposes, including for measures to improve shareholders’ return in their investment in our common stock through payment of dividends or share repurchase programs. On March 14, 2005, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increased from 1,644,978 to 1,710,750. Such adjustment of conversion price was made as a result of the payment of a cash dividend in excess of 1% of our market capitalization in fiscal year 2004. On January 26, 2005, our board of directors resolved to recommend a cash dividend of Won 9,300 per common share, of which Won 4,100 is ordinary dividend (excluding interim dividend) and Won 5,200 is special dividend.

     We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 46.9 billion at December 31, 2002, Won 44.2 billion at December 31, 2003 and Won 31.4 billion at December 31, 2004. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. See “Business—Revenues, Rates and Facility Deposits”.

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

     On May 2, 2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. As of December 31, 2004, such special purpose companies had all been liquidated. See note 3 of the notes to our consolidated financial statements.

Capital Requirements and Resources

     The following table sets forth our actual capital expenditures for 2002, 2003 and 2004 as well as our currently planned capital expenditures for 2005:

	Year Ended (Ending) December 31,
	2002	2003	2004		2005(1)
	(In billions of Won)
CDMA Network	(Won) 175	(Won) 96	(Won) —		(Won) —
CDMA 1xRTT Network(3)	1,186	641	728	(2)	500	(2)
Wireless Data(4)	221	175	92		500
W-CDMA(5)	15	204	220		600
Other(4)(6)	428	532	592		—

Total	(Won) 2,025	(Won) 1,648	(Won) 1,632		(Won) 1,600

(1)	Capital expenditure amounts for 2005 are estimates only and actual results may differ from such estimates for various reasons, including changes in the business and operating environment, changes in technology, availability of financing alternatives and other factors, some of which may be beyond our control.

(2)	Our capital expenditures for our CDMA network in 2004 and 2005 are included in our actual and estimated capital expenditures, respectively, for our CDMA 1xRTT network.

(3)	Includes upgrades to CDMA 1xEV/DO Network technology which were Won 200 billion for 2002, Won 36 billion for 2003 and Won 45.0 billion for 2004.

(4)	Consists principally of equipment necessary for the provision of data services. Our estimated wireless data capital expenditures in 2005 include “other” miscellaneous capital expenditures referred to in note (6) below.

(5)	Provision of W-CDMA services commenced on a limited basis in Seoul at the end of 2003.

(6)	“Other” capital expenditure amount includes investments in new process and application infrastructure consisting of a new customer relationship management system, real estate for our headquarters and information technology systems. “Other” capital expenditure amount also includes actual capital expenditures of our consolidated subsidiaries which were Won 61 billion, Won 37 billion and Won 25 billion for 2002, 2003 and 2004, respectively. See note (4) above.

     We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2002 were Won 2,025 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network and for the development and introduction of new wireless data services. Our actual capital expenditures in 2003 were Won 1,648 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business and for the development and introduction of wireless data services. Our actual capital expenditures in 2004 were Won 1,631.9 billion. Of such amount, we spent Won 728.0 billion on capital expenditures related to expansion and improvement of our existing CDMA and CDMA 1xRTT networks as well as our CDMA 1xEV/DO network; Won 219.7 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 684.8 billion on other capital expenditures and projects. In addition, we paid Won 650 billion of the Won 1.3 trillion cost of the W-CDMA license in March 2001. We are required to pay the remainder of the cost of our W-CDMA license in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

     We estimate that we will spend approximately Won 1.6 trillion for capital expenditures in 2005 for a range of projects, including primarily for the expansion and improvement of our wireless networks, investments in our wireless Internet-related businesses and the build-out of our W-CDMA network. The construction of our new headquarters was completed in December 2004. The total payment to SK Engineering & Construction Co., Ltd., for the demolition of buildings on the site on which our new headquarters was constructed and the construction of our new headquarters was Won 209 billion. See “Certain Relationships and Related Party Transactions”. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2005 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.

     We currently plan to spend up to Won 600 billion in 2005 on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began commercial service on a limited basis in Seoul at the end of 2003. Although we developed and launched in March 2005 dual band/dual mode handsets, one of the key factors in a nationwide deployment of W-CDMA, the actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on other several factors, including the availability of network equipment, ability to overcome technical problems currently affecting W-CDMA performance, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. We are continuing to improve our W-CDMA services in the Seoul metropolitan area and are continuing to build-out our W-CDMA network in other metropolitan areas of Korea. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors.

     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite. The total cost is expected to be approximately Won 92.0 billion, of which SK Telecom’s committed amount is approximately Won 31.9 billion. We launched the satellite in March 2004. In March 2004, we were assigned by the MIC frequency for satellite DMB. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services.

     On March 24, 2005, EarthLink and we completed the formation of SK-EarthLink LLC, a Delaware limited liability company, to market wireless voice and data services in the U.S. It is expected that SK-EarthLink (www.SK-EarthLink.com) will be capitalized with $440 million of partner investments over the next three years. The joint-venture is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to U.S. consumers. SK-EarthLink expects to enter into a previously under-served, but rapidly growing wireless data, entertainment, and voice market. SK-EarthLink will leverage our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. We and EarthLink each have a 50 percent voting and economic ownership interest in SK-EarthLink.

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

     On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We elected to purchase the shares for strategic reasons in order to address the potentially negative impact on the price of our shares of common stock available for sale in the marketplace arising from POSCO’s ownership of our shares. As of December 31, 2004, POSCO owned 4.98% of our shares.

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

     As of December 31, 2004, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2005	W 500.0
2006	800.0
2007	700.0
After 2007	1,499.0

     Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.7% in 2002, 2.9% in 2003 and 3.2% in 2004, respectively, of operating revenue. See “Operating and Financial Review and Prospects—Research and Development”.

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

     In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights or dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. On November 6, 2001, these funds purchased an aggregate of 2,674,580 of our shares of common stock, or approximately 3.0% of our issued shares, from KT Corporation. On January 31, 2002, these funds purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our issued shares. In December 2003, we terminated trust funds in the amount of Won 318 billion. In October 2004, we extended trust funds with a balance of Won 982 billion, for another three years.

     The total accrued and unpaid retirement and severance benefits for all of our employees as of December 31, 2004 of Won 81.0 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 164.6 billion to fund a portion of the employees’ severance indemnities. See “Employees” and note 2(m) of the notes to our consolidated financial statements.

     Dividends declared on our common stock amounted to Won 151.7 billion, Won 404.9 billion and Won 758.2 billion, respectively, in 2002, 2003 and 2004. In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, our board of directors approved the interim dividend rate of Won 1,000 per common share for the first half of fiscal year 2004. The shareholders who are registered in our shareholders registry as of June 30, 2004 were entitled to receive the interim dividend. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was Won 73.6 billion. At the ordinary shareholder’s meeting on March 11, 2005, our shareholders approved a cash dividend of Won 9,300 per common share, of which Won 4,100 is ordinary dividend (excluding interim dividend) and Won 5,200 is special dividend. The cash dividend was paid in April 2005. The overall dividend payout ratio with respect to dividends to be paid for 2005 is currently expected to be up to 35% of net income from 2005.

     Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.

     We did not have any outstanding swap or derivative transactions as of December 31, 2004 other than currency swap agreements entered into in the first quarter of 2004 to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004 and a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed Dollar denominated convertible bonds with face amounts of US$329.5 million issued on May 27, 2004. See note 23 of the notes to our consolidated financial statements.

     In April 2004, we issued unguaranteed Dollar denominated bonds due April 1, 2011 with face amounts totaling US$300 million at an annual rate of 4.25% for US$297.8 million. In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. Such deposit is expected to be deemed a disposition of treasury stock and cancellation thereof for the purposes of Korean law. On March 14, 2005, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329.5 million from Won 235,625 to Won 226,566 and made additional deposit of our common stock accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. As described in the preceding paragraph, we entered into an agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

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

Contractual Obligations and Commitments

     The following summarizes our contractual cash obligations at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

Payments Due by Period
		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
(In billions of Won)
Bonds	(Won) 3,499.0	(Won) 500.0	(Won) 1,500.0	(Won) 985.9	(Won) 513.1
Long-term Borrowings	—	—	—	—	—
Capital lease Obligations	—	—	—	—	—
Operating Leases	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-term Payables(1)	650.0	—	90.0	240.0	320.0

Total Contractual Cash Obligations(2)	(Won) 4,149.0	(Won) 500.0	(Won) 1,590.0	(Won) 1,225.9	(Won) 833.1

(1)	Related to acquisition of IMT license. See note 2(i) of the notes to our consolidated financial statements.

(2)	This amount does not include our future investments in the CDMA market in Vietnam, which we expect to make through our subsidiary SLD Telecom Pte. Ltd. under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Business Overview—Other Investments and Relationships” and “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements”.

     See note 20 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Subsequent Note Obligations

Unguaranteed Domestic Bonds due March 18, 2010

     We issued unguaranteed domestic bonds with face amounts totaling Won 200 billion on March 18, 2005 at an annual rate of 4%. These domestic bonds will be repaid in full at its maturity on March 18, 2010.

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

     Our net income in 2002 under U.S. GAAP is lower than under Korean GAAP by Won 186.0 billion, primarily due to differences in the treatment of nonrefundable activation fees and loss on impairment of investment securities which were partially off set by reversal of goodwill amortization under U.S. GAAP. Our losses on impairment of investment securities for the year ended December 31, 2002 were higher by Won 252.0 billion under U.S. GAAP due to differences in the treatment of write-down for declines of fair value. Such write-downs were made in connection with securities held in Powercomm and Hanaro Telecom. See note 3 of our notes to consolidated financial statements. Our net income in 2003 under U.S. GAAP is higher than under Korean GAAP by Won 96.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP and the differing treatment of a loss on impairment of investment securities and capitalization under U.S. GAAP of foreign exchange loss and interest expense related to tangible assets, which were offset in part by difference in treatment of non-refundable activation fees, intangible assets and deferred income taxes. Our net income in 2004 under U.S. GAAP is higher than under Korean GAAP by Won 61.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP, the differing treatment of loss on impairment of investment securities and the tax effect of the reconciling items which were partially offset by the differing treatment of loss on valuation of currency swap and nonrefundable activation fees.

     Our shareholders’ equity at December 31, 2002 under U.S. GAAP is higher than under Korean GAAP by Won 124.3 billion primarily due to increases from the differing treatment of intangible assets, tax effect of the reconciling items and reversal of goodwill amortization, partially offset by decreases from the differing treatment of minority interest in equity of consolidated affiliates, nonrefundable activation fees and loss on impairment of investment securities. Our shareholders’ equity at December 31, 2003 under U.S. GAAP is higher than under Korean GAAP by Won 920.8 billion primarily due to increases from differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates. Our shareholders’ equity at December 31, 2004 under U.S. GAAP is higher than under Korean GAAP by Won 1,031.3 billion primarily due to the same reasons as in 2003: increases from the differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates.

     On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”). The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. Certain special purpose companies (SPC) established by us have been consolidated from the date of their establishment (See note 30(p) of our consolidated financial statements for the years ended 2002, 2003 and 2004). We, as a foreign private issuer, applied either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003 and we fully adopted FIN 46R as of June 30, 2004. The adoption of this Interpretation did not have a significant impact on our consolidation financial position or results of operations.

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

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on our consolidated financial position or results of operations.

     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, to the extent practicable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in 2006. We are currently evaluating the effect that the adoption of SFAS 154 will have on our consolidated results of operations and financial condition but does not expect it to have a material impact.

Significant Changes in Korean GAAP

     On January 1, 2003, we and our subsidiaries adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, we reclassified the accounts relating to securities as explained in note 2(f) of our consolidated financial statements for the years ended 2002, 2003 and 2004, and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in notes 2(h) and 2(i) to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. If financing costs had been capitalized, our consolidated net income for the year ended December 31, 2003 would have increased by Won 32.3 billion (net of income tax effect of Won 13.6 billion). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged to beginning retained earnings as of January 1, 2003.

     On January 1, 2004, we adopted SKAS No. 10, No. 12 and No. 13. Such adoptions of new SKAS did not have an effect on our consolidated financial position as of December 31, 2004 or our consolidated ordinary income and net income for the year ended December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate and Interest Rate Risks

     We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. In the first quarter of 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. In addition, we have entered into a currency swap contract with a bank to hedge the foreign currency risk of unguaranteed Dollar denominated convertible bonds with face amount of US$329.5 million issued on May 27, 2004. See note 23 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

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

Interest Rate Risk

     We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2004:

Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
(In billions of Won, except for percentage data)
Local currency:
Fixed rate	(Won) 898.3	(Won) 788.8	(Won) 687.7	(Won) 297.0	(Won) 297.2	(Won) 187.8	(Won) 3,156.8	(Won) 3,277.0
Average weighted rate(1)	4.90%	5.50%	5.57%	5.00%	5.00%	3.00%
Variable rate	—	—	—	—	—	—	—

Average weighted rate(1)	—	—	—	—	—	—	—	—
Sub-total	(Won) 898.3	(Won) 788.8	(Won) 687.7	(Won) 297.0	(Won) 297.2	(Won) 187.8	(Won) 3,156.8	(Won) 3,277.0

Foreign currency:
Fixed rate	(Won) 25.5	—	—	—	(Won) 323.7	(Won) 309.6	(Won) 658.8	(Won) 696.0
Average weighted rate(1)	2.51%	—	—	—	0.00%	4.25%
Variable rate	—	—	—	—	—	—	—	—
Average weighted rate(1)	—	—	—	—	—	—

Sub-total	(Won) 25.5	(Won) —	(Won) —	—	(Won) 323.7	(Won) 309.6	(Won) 658.8	(Won) 696.0

Total	(Won) 923.8	(Won) 788.8	(Won) 687.7	(Won) 297.0	(Won) 620.9	(Won) 497.4	(Won) 3,815.6	(Won) 3,973.0

(1)	Weighted average rates of the portfolio at the period end.

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

Allowances for Doubtful Accounts

     An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expenses.

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

     Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by management to evaluate declines in value can be impacted by many factors, such as our financial condition, earnings capacity and near-term prospects in which we have invested and, for publicly-traded securities, the length of time and the extent to which fair value has been less than cost. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

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

Off Balance Sheet Arrangements

     We have sold certain receivables in 2002 and 2003 in five separate transactions described under “—Liquidity and Capital Resources—Liquidity” to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company in asset-backed securitization transactions. Under Korean GAAP, we accounted for these transactions as sales of the receivables to the special purpose companies. See note 3 of the notes to our consolidated financial statements. Under U.S. GAAP, we are required to consolidate these entities as these entities do not meet the qualifications for a qualifying special purpose entity. See “—U.S. GAAP Reconciliation” and note 30 of our notes to consolidated financial statements.

     SLD Telecom, our overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to the business and bear additional cash shortfalls according to their gross profit sharing ratios at that time. With respect to our involvement in the business, our maximum exposure to loss was approximately Won 59.8 billion as of December 31, 2004.

     In accordance with the resolution of our board of directors dated January 26, 2005, we and EarthLink, an Internet service provider in the U.S., agreed to establish “SK-EarthLink”, a joint venture company, in the U.S. in February 2005 in order to provide wireless telecommunication services across the U.S. We have committed to invest $220 million over the next three years, of which $83 million had been invested as of March 24, 2005, and EarthLink has committed to invest $220 million over the next three years, of which $83 million had been invested as of the same date.

Research and development

Overview

     In conformity with the MIC’s guidance, we have maintained a high level of spending on research and development activity. Prior to 1996, the majority of our research and development expense consisted of MIC-directed donations to several Korean research institutes and educational organizations. More recently, we have sharply increased our spending for our internal research activity, resulting in such amounts exceeding our spending on external research. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

     The following table sets forth our annual research and development expenses:

	As of and For the Year Ended
	December 31,
	2002	2003	2004
	(In billions of Won)
Internal R&D Expenses	(Won) 194.3	(Won) 235.8	(Won) 267.1
External R&D Expenses	59.0	64.9	69.0

Total R&D Expenses	(Won) 253.3	(Won) 300.7	(Won) 336.1

     The MIC has the statutory power to recommend levels of spending by telecommunications service providers on research and development activity and the allocation of expenditures between internal and external research. In practice, the MIC has issued guidelines regarding the amount and allocation of research spending. In its May 1995 guidelines, the MIC recommended that that we observe the following minimum levels of total research and development spending (set as a percentage of budgeted revenue and calculated according to MIC guidelines which differ from our accounting treatment of such expenses): 9.0% from 1995 through 1997; 9.5% for 1998; and 10.0% for 1999 through 2001. With respect to the level of contribution specifically for external research and development, in July 1998, the MIC reduced the recommended minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications from 2.0% to 1.5%. In 2001, the recommended minimum level of contribution was further reduced to 1.0%. In 2002, the contribution became mandatory, and the required minimum level of contribution was further reduced to 0.75%. In 2003 and 2004, the required minimum level of contribution was 0.75%, the same as 2002. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

     The main focus of our internal research and development activity is the development of 3G technologies and services and value-added technologies and services for our CDMA network, such as wireless data communications. We spent approximately Won 267.1 billion on internal research and development in 2004.

     Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. As of December 31, 2004, our research center housed 522 research engineers (including both full time and temporary research engineers). Their work focuses on planning of cell sites, network management, digital wireless technologies, multimedia, information processing and other wireless telecommunications areas. Although the technology is at its very early stages, our research center includes a team that is helping to develop what is known as 4G wireless technology, which if successfully completed is expected to enable wireless data transmissions at speeds of up to 155 Mbps, which would be faster than the current W-CDMA technology.

     Each business unit has its own research team that can concentrate on specific short-term research needs. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

External Research and Development

     In addition to conducting research in our own facilities, we have been a major financial supporter of other Korean research institutes, and we have helped coordinate the Government’s effort to commercialize the CDMA digital technology. We do not independently own intellectual property rights in the technologies or products developed by any external research institute.

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

     As required under relevant Korean laws and our articles of incorporation, we have a committee for recommendation of outside directors within the board of directors, the Recommendation Committee. Outside directors are appointed from among those candidates recommended by the Recommendation Committee.

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

     Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience
Jung Nam Cho	Nov. 20, 1941	1995	2007	Vice-Chairman and Representative Director		President & COO, SK Telecom

Shin Bae Kim	Oct. 15, 1954	2002	2008	CEO and Representative Director	Chairman, Korea Association of RFID/USN	Head of Strategic Planning Group, Shinsegi Telecomm, Inc.; Director, SK Telecom; Senior Vice President, SK Telecom; Director, KORMS

Bang Hyung Lee	Aug. 20, 1955	2005	2008	Executive Vice- President, Chief Marketing Officer and Head of Business Center		Head of Internet Business Group, SK Telecom; Head of Marketing Group, SK Telecom; Senior Accountant, Deloitte Haskin & Sells, USA

Sung Min Ha	Mar. 24, 1957	2004	2007	Senior Vice President and Chief Financial Officer	Representative Director, SK Capital	Head of Strategic Planning Group, SK Telecom; Director, SK Telink; Auditor, SK C&C; Chairman and Representative Director, SLD Telecom; Auditor, SK Teletech

     Our current non-standing directors are as set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience
Dae Sik Kim	Jan. 11, 1955	2005	2008	Outside Director	Professor, Hanyang University; Committee Member, MOFE Advisory Committee on Financial Development	University of Pennsylvania, MBA (1981), Ph.D. (1987)

Yong Woon Kim	Oct. 4, 1943	2003	2006	Outside Director	Non-Standing Auditor, Pohang University of Science and Technology	Senior Executive Vice President (Legal Department, Seoul Office, Investment and Finance) and Director, POSCO; Standing Advisor, POSCO Research Institute

Sang Koo Nam	Aug. 20, 1946	1998	2007	Outside Director	Professor, Korea University	University of Pennsylvania, MBA (1975), Ph.D. (1981); President, Korean Financial Association

Dae Kyu Byun	Mar. 8, 1960	2005	2008	Outside Director	CEO & Representative Director, Humax Co., Ltd.; Head Vice-President, Korea Venture Business Association	Director, the Federation of Korea Information Industries; Representative Director, Guin Co.; Co-founder, Venture Leaders Club

Seung Taik Yang	Oct. 24, 1939	2005	2008	Outside Director	President, Tong- Myung University of Information Technology	Polytechnic Institute of Brooklyn, Ph.D.; 7th Minister, Ministry of Information and Communication

Jae Seung Yoon	Nov. 9, 1962	2002	2008	Outside Director	CEO & Representative Director; Daewoong Pharmaceutical Co., Ltd.; Vice- president, Insung Information Co., Ltd.	Public Prosecutor, The Seoul/Busan District Public Prosecutors’ Office; Auditor and Vice President, Daewoong Pharmaceutical Co., Ltd.

Sang C. Lee	Jan. 24, 1941	1999	2008	Outside Director	IT Consultant	Chairman, Communication Network Interface, Inc.; Chairman and CEO, Spectron Corp.; President, Scovill Fasteners, Inc.; Director of Organization, ITT Worldwide Corp.; Vice President, ITT Asia Pacific Corp.

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

     In March 2001 and 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares. In 2001 and 2002, 42 and 70 officers, respectively, were granted options to purchase 43,820 and 65,730 common shares. The exercise price for the shares are Won 211,000 and Won 267,000, respectively, for 2001 and 2002. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. The officers may exercise their options during a two-year period starting from March 2004 (for shares granted in 2001) or from March 2005 (for shares granted in 2002). The board of directors may, by resolution, cancel any director’s or officer’s stock options under certain circumstances. Since 2003, none of our directors and officers have been granted options to purchase our common shares.

     The following table shows the share allotment for the directors under our 2001 and 2002 stock option program. There has been no stock option program since 2003.

		Number of Shares
		Allotted
					Number of
					Options
Name	Position	2002	2003	2004	Exercised
Jung Nam Cho	Director	6,150	0	0	0
Shin Bae Kim	Director	1,650	0	0	0
Bang Hyung Lee	Director	1,620	0	0	0
Sung Min Ha	Director	690	0	0	0
Dae Sik Kim	Outside Director	1,000	0	0	0
Yong Woon Kim	Outside Director	0	0	0	0
Sang Koo Nam	Outside Director	1,000	0	0	0
Dae Kyu Byun	Outside Director	1,000	0	0	0
Seung Taik Yang	Outside Director	0	0	0	0
Jae Seung Yoon	Outside Director	1,000	0	0	0
Sang C. Lee	Outside Director	1,000	0	0	0
Other Officers		49,620	0	0	0

Total		65,730	0	0	0

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

Audit Committee

     Under relevant Korean laws and our articles of incorporation, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-thirds of whom must be outside directors independent with respect to applicable rules. The members of the audit committee are appointed annually by a resolution of the board of directors. They are required to:

•	examine the agenda for the general meeting of shareholders;

•	examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

•	review the administration by the board of directors of our affairs; and

•	examine the operations and asset status of us and our subsidiaries.

     In addition, the audit committee must appoint independent certified public accountants to examine our financial statements. An audit and review by certified public accountants of our financial statements is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Supervisory Commission of Korea and the KRX Stock Market.

     Our audit committee is composed of three outside directors: Sang Koo Nam, Dae Sik Kim and Yong Woon Kim, each of whom must be financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Dae Sik Kim is an “audit committee financial expert” as defined under the applicable rules of the Securities and Exchange Commission. See “Audit Committee Financial Expert”.

Outside Director Nomination Committee

     This committee is devoted to recommending outside directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee.

Capex Review Committee

     This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The board of directors decides from time to time who will comprise the members of this committee.

Compensation Review Committee

     This committee oversees our overall compensation scheme for the Chief Executive Officer and directors. The committee consists of three outside directors and is in charge of reviewing the criteria for and levels of directors’ compensation packages and benefits. The board of directors decides from time to time who will comprise the members of this committee.

Remuneration

     We do not have an independent internal remuneration committee. Remuneration for the directors and officers is determined by shareholder resolutions. Severance allowances for directors are determined by the board of directors in accordance with our internal regulation on remuneration of officers, which was also adopted by shareholder resolutions and provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors. The regulation on payment of remuneration to company officers also provides for a special contribution bonus upon retirement, in addition to the basic severance package, for any officer or director who during his or her term of service makes special contributions to the company. We may also reimburse our outside directors for expenses they incurred in performance of their services. See “—Compensation of Directors and Officers”. We are currently receiving consulting services on creating a remuneration committee under the Board of Directors.

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

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Director Independence

Listed companies must have a majority of independent directors.	Of the 11 members of our board of directors, 7 are independent directors.

Executive Session

Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Recommendation Committee composed of independent directors and management directors.

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of three independent directors.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has three independent directors.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). Our Articles of Incorporation provide for all the relevant matters relating to such compensation scheme, amendment of which is subject to shareholder approval, even though matters relating to ESOP are not subject to such approval under Korean law.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Law in connection with such matters, including the governance of the board of directors.

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

EMPLOYEES

     The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total
December 31, 2002	4,641	1,600	6,241
December 31, 2003	5,447	1,474	6,921
December 31, 2004	6,421	932	7,353
April 30, 2005	7,111	951	8,062

     The number of our regular employees increased in 2001 and 2002 due to periodic hiring of new employees.

     The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of April 30, 2005:

					New
	Marketing	Production	Research	Support	Business	Total
Regular Employees	2,282	1,873	1,135	1,105	716	7,111
Temporary Employees	623	139	29	146	14	951

Total	2,905	2,012	1,164	1,251	730	8,062

     As of December 31, 2004, we had a company union comprised of 2,887 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare, except for employee wages, which are separately negotiated on an annual basis. Our wage negotiations completed on May 24, 2004 resulted in an average wage rate increase of 3.4% for 2004 from 2003. We have begun wage discussions with the Company’s union for 2005.

     Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase our stock through the plan in the case of a capitalization by the association. As of December 31, 2004, the employee stock ownership association owned approximately 0.46% of our issued common stock.

     We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2004, the accrued and unpaid retirement and severance benefits of Won 236.2 billion for all of our employees are reflected in our non-consolidated financial statements as a liability, of which a total of Won 155.2 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September

2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower. If the new entity is a subsidiary of which we own at least a 50% stake, employment is guaranteed for three years.

     We are also required by law to contribute up to 5% of our annual earnings before tax for employee welfare. We contributed 3% of our revenues annually for years prior to 2002. Beginning in 2003, we have decided to negotiate an exact amount each year as necessary. In 2003 and 2004, we did not negotiate contribution amounts for year 2002 and 2003, respectively. We expect to negotiate the contribution amount for 2004 in the latter half of 2005.

     We consider our relations with our employees to be good.

SHARE OWNERSHIP

     The following table sets forth the share ownership by our standing and non-standing directors as of April 30, 2005:

		Number	Percentage
		of	of Total		Special
		Shares	Shares		Voting
Name	Position	Owned	Outstanding		Rights	Options
Standing Directors

Jung Nam Cho	Vice-Chairman and Representative Director	—	—		None	16,500

Shin Bae Kim	CEO and Representative Director	1,270	—	*	None	1,650

Bang Hyung Lee	Executive Vice-President	1,630	—	*	None	3,390

Sung Min Ha	Chief Financial Officer	738	—	*	None	690

Non-Standing Directors

Dae Sik Kim	Outside Director	30	—	*	None	2,500

Yong Woon Kim	Outside Director	—	—		None	0

Sang Koo Nam	Outside Director	—	—		None	2,500

Dae Kyu Byun	Outside Director	50	—	*	None	2,000

Seung Taik Yang	Outside Director	—	—		None	—

Jae Seung Yoon	Outside Director	200	—	*	None	1,000

Sang C. Lee	Outside Director	—	—		None	2,500

*	Less than 1.0%

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

		Percentage	Percentage
		Total	Total
	Number of	Shares	Shares
Shareholder/Category	Shares	Issued	Outstanding
Domestic Shareholders
SK Group(1)	19,772,914	24.03%	26.86%
POSCO	4,098,496	4.98	5.57
Employees(2)	480,586	0.58	0.65
Treasury shares(3)	8,662,415	10.53	N/A
Officers and Directors(4)	2,608	—	—
Other Domestic Shareholders	9,467,103	11.52	13.76
Foreign Shareholders(5)	39,792,589	48.36%	54.06%

Total Issued Shares	82,276,711	100.00%	100.00%

(1)	The SK Group’s ownership interest consists of the following as of December 31, 2004:

		Percentage	Percentage
		Total	Total
	Number of	Shares	Shares
SK Group Member	Shares	Issued	Outstanding
SK Corporation	17,663,127	21.47%	23.99%
SK Securities Co., Ltd.	7	0.00	0.00
SK Networks	2,097,740	2.55	2.85
SK Life Insurance Co., Ltd.	12,040	0.01	0.02

	19,772,914	24.03%	26.86%

     The SK Group is a group of affiliated entities. As of December 31, 2004, the ownership interests among the SK Group included, among others:

•	SK Corporation owned: 21.47% of SK Telecom Co., Ltd., 41.32% of SK Networks, 47.27% of SKC and 72.13% of SK Shipping Co., Ltd.

•	SK Networks owned 2.55% of SK Telecom Co., Ltd., 17.71% of SK Shipping, 15% of SK Computer & Communications Co., Ltd., and 28.95% of SK Securities Co., Ltd.

•	SK Chemicals owned 2.39% of SK Corporation and 39.40% of SK Engineering and Construction.

•	SKC owned 6.2% of SK Chemicals and 10.16% of SK Shipping Co., Ltd.

•	SK Shipping Co., Ltd. owned 30.94% of SK Engineering and Construction.

•	SK Computer & Communications Co., Ltd. owned 11.22% of SK Corporation.

•	We owned 30.0% of SK Computer & Communications Co., Ltd.

(2)	Represents shares owned by our employee stock ownership association. See “Employees”.

(3)	Treasury shares do not have any voting rights; includes 1,710,750 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$329.5 million in zero coupon convertible notes that were sold in May 2004.

(4)	Less than 0.01%.

(5)	Includes 5,445,282 shares of our common stock, or approximately 6.62% of our issued common stock, represented by American Depositary Shares (ADSs) held by Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands.

     The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2002	2003	2004
	(As a percentage of total issued shares)(1)
SK Group	24.43%	24.60%	24.03%
SK Corporation(2)	19.81	21.47	21.47
SK Life Insurance	0.00	0.01	0.01
SK Investment Trust Management	0.07	0.06	—
SK Networks(3)	4.53	3.06	2.55
KT Corporation(4)	9.27	0.00	0.00
POSCO(5)	6.50	4.98	4.98

(1)	Includes 4,852,972, 8,662,403 and 8,662,415 shares held in treasury as of December 31, 2002, 2003 and 2004, respectively. The treasury share amount as of December 31, 2002 excludes 4,465,635 shares of the Company’s common stock acquired from KT Corporation pursuant to a stock swap on December 30, 2002.

(2)	On July 25, 2002, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), which in turn sold bonds exchangeable initially into such ADSs. On the same day, SK Corporation sold 1,122,223 shares of our common stock represented by ADRs to foreign investors.

(3)	On January 4, 2002, SK Networks issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock. On January 31, 2002, bank trust funds controlled by us purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock. On July 25, 2002, SK Networks sold 1,100,000 shares of our common stock represented by ADRs to foreign investors. SK Networks sold 418,000 shares in January 2004 and currently owns 2,097,740 shares.

(4)	On April 15, 2002, KT Corporation sold an aggregate of 1,000,000 shares, or approximately 1.1%, of our outstanding common stock to investors. On December 30, 2002, KT Corporation sold an aggregate of 4,457,635 shares, or approximately 5.0%, of our outstanding common stock to us. On January 10, 2003, KT Corporation sold its remaining stake in us, an aggregate of 3,809,288 shares, or approximately 4.3%, of our outstanding common stock to us. On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged 29,808,333 shares of KT Corporation’s common stock for 8,266,923 shares of our common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won 50,900 per share of KT Corporation’s common stock and Won 224,000 per share of our common stock.

(5)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

     Other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 3.0% of our total shares outstanding or exercise control or could exercise control over our business. On January 4, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Networks issued bonds exchangeable into an aggregate of 1,730,104 shares of our common stock, subject to anti-dilution adjustments. By December 31, 2004, most of these bonds had been exchanged in an aggregate of 1,520,200 shares of our common stock and the rest was settled in cash.

     On January 31, 2002, bank trust funds controlled by us purchased from SK Networks an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our outstanding common stock.

     On July 25, 2002, in transactions exempt from registration under the U.S. Securities Act, SK Corporation sold our ADSs representing 5,117,500 shares of our common stock to Momenta (Cayman), a special purpose vehicle incorporated in the Cayman Islands, which in turn sold bonds exchangeable initially into such ADSs. The bonds are guaranteed by SK Corporation. The 5,244,450 shares of our common stock, or approximately 6.62% of our issued common stock, held by Momenta (Cayman) are reflected on the foreign shareholders line in the first table under this section. Pursuant to the terms and conditions of such bonds, if investors do not otherwise exchange the bonds for our ADSs, all or a portion of such ADSs may ultimately be returned to SK Corporation. On the same day, SK Corporation and SK Networks each sold 1,122,223 and 1,100,000 shares, respectively, of our common stock represented by ADRs to foreign investors.

     Although no announcements have been made, SK Corporation and SK Networks may dispose of additional shares of our common stock in one or more transactions. As of December 31, 2004, SK Corporation held 21.47% of our shares of common stock. For a description of our foreign ownership limitation, see “Key Information — Risk Factors — If SK Corporation breaches the foreign ownership limitations on SK Telecom, it may result in a change of control of us.” and “Information on the Company — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. As a result of significant financial difficulties and prosecutors’ discovery of alleged fraudulent accounting practices at SK Networks, SK Networks sold 418,000 of the shares it owns in SK Telecom in January 2004. As a result of such sale, SK Networks currently owns 2.55% of our shares. In the event that either SK Corporation or SK Networks announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

     There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2004, SK Corporation owns 17,663,127 shares of our common stock, or approximately 21.47%, of our issued shares. As of December 31, 2004, a foreign investment fund and its related parties collectively held a 14.85% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increased their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constituted the largest shareholder of SK Corporation, SK Corporation would have been considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would have been included in the calculation of the aggregate foreign shareholding of SK Telecom.

     If SK Corporation’s shareholding in SK Telecom were included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom assuming foreign ownership level as of December 31, 2004 (which we believe was 48.33%), would have reached 69.8%, exceeding the 49% ceiling on foreign shareholding. If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and any foreign investment fund and its related parties who may own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%.

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

     On August 11, 2003 we concluded a stock buyback program which we had commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our then-outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 524.4 billion (or an average of approximately Won 206,078.6 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 84,821,311 to 82,276,711 as of December 31, 2003.

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

     If SK Networks is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that its creditors will require SK Networks to sell this business unit. In 2004, KT Corporation and SK Networks provided approximately 21.0% and 65.0%, respectively, of our leased lines.

     SK Networks also serves as our distributor of handsets to a network of dealers. Samsung Electronics Co., Ltd., LG Electronics Inc, Motorola Korea, Inc. and Pantech & Curitel suspended their supply of handsets to SK Networks on April 7, 2003. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Previously, SK Networks issued three-month promissory notes for payment to handset suppliers.

     As of December 31, 2004, we had Won 108.8 billion of accounts receivables from SK Network, including receivables from handset sales of our subsidiary, SK Teletech. As of the same date, we had Won 20.0 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks. For more information on SK Networks, see “Key Information — Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may have a material adverse impact on our business and financial condition”.

Other Related Parties

     We are party to several contracts with SK Engineering and Construction related to the construction of our new headquarters. The construction of our new headquarters was completed at the end of 2004. The total paid to SK Engineering & Construction Co., Ltd., for the demolition of buildings on the site on which our new headquarters was constructed and the construction of our new headquarters was Won 209 billion.

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

     We are party to an agreement with SKC&C pursuant to which SKC&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SKC&C from time to time for specific information technology-related projects. The aggregate fees we paid to SKC&C for information technology services amounted to Won 231.5 billion for 2002, Won 284.3 billion for 2003 and Won 295.6 billion for 2004. We also purchase various information technology-related equipment from SKC&C from time to time. The total amount of such purchases was Won 197.3 billion for 2002, Won 182.8 billion for 2003 and Won 130.2 billion for 2004.

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

     In September 1994, we provided DSS Mobile Communications, Ltd., a guarantee of a loan from Sumitomo Bank in the amount of US$18,118,863. We paid the loan obligation of DSS Mobile Communications, Ltd. to Sumitomo Bank in 2001 and have a claim against DSS Mobile Communications, Ltd. for such payment.

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

Item. 8 Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See “Financial Statements” and pages F-1 through F-68.

LEGAL PROCEEDINGS

FTC Proceedings

     On July 22, 2002, members of the SK Group (including SK Telecom, SK Corporation and SK Networks), concurrently with several other large Korean conglomerates, received a notice from the FTC requesting that these companies submit certain information, including financial statements and information about related party transactions, to the FTC by August 3, 2002. This deadline was extended to August 9, 2002, and we provided the requested information to the FTC on that date. After concluding its investigation, on October 29, 2002, the FTC ordered us to pay a fine of Won 175 million for violating the disclosure rules concerning related party transactions, which we paid in full.

     On November 7, 2002, the FTC ordered us to pay a fine of Won 1.0 billion in connection with certain misleading advertisements relating to Moneta, our mobile credit card. We, along with LGT and KTF, advertised that there would be a Won 100,000 to Won 300,000 discount on the purchase of wireless handsets when paid with a mobile credit card, such as Moneta. The advertisements were found to be misleading by the FTC because the FTC concluded that we did not duly inform the subscribers of an annual interest rate up to 9% to be accrued on the credit amount. KTF and LGT were also fined Won 672 million and Won 384 million, respectively, for similar violations. The FTC also ordered us to make a public announcement of such violation. We made such payment and the public announcement of such violation as directed by the FTC in December 2002.

     In October 2003, the FTC ordered us, SK Corporation and SKC&C to pay fines of Won 1.0 billion, Won 0.9 billion and Won 0.9 billion, respectively, in connection with loans extended to SK Life. FTC charged that the interest on the loans was below market-price. We paid the fine in December 2003. However, we have filed an appeal, as we believe that the interest on the loans was not below the interest rates customarily charged in the market. The appeal is currently pending.

     In October 2003, the FTC ordered us to pay a fine of Won 4.1 billion in connection with our payment of advertisements on behalf of certain companies in the SK Group. We paid the fine in December 2003.

     In March 2004, the FTC ordered us to pay a fine of Won 228 million for certain allegedly misleading advertisements made by us with respect to our competition and the nature of our services, which we paid in full in May 2004. LGT and KTF were also fined in connection with related offenses.

MIC Proceedings

     In March 2002, the MIC indicated its belief that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. Consequently, beginning in April 2002, we eliminated such incentives, and we believe that other wireless network service providers also eliminated such incentives. On April 8, 2002, we, KTF, LGT and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We paid in full a fine of Won 10.0 billion in April 2002. See “Operating and Financial Review and Prospects — Overview — Revenue”.

     In July 2002, the MIC imposed on us (i) a total fine of Won 30 million for our and two of our branches’ refusal (a fine of Won 10 million for each) to comply with the MIC’s request for documents during the MIC’s spot investigations of possible handset subsidies, and (ii) a fine of Won 1 billion for a temporary stoppage of KT Corporation’s short messaging service on our networks for 17 hours without prior notice. We paid the fine in full in September 2002.

     On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 20, 2002) for violating MIC’s handset subsidy regulation. KTF and LGT were each prohibited from signing on new subscribers for 20 days.

     On March 26, 2003, we were ordered by the MIC to pay a fine of Won 300 million and to make public announcements in four major newspapers for violating certain provisions of the Telecommunications Business Act by not entering into written contracts with and checking personal identification of subscribers for subscription of pre-paid wireless handsets, which is required to prevent handsets from being used for criminal purposes. KTF and LGT were also fined Won 200 million and Won 120 million, respectively, for the same violations. We made such payment and such public announcements in April 2003.

     In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system that was adopted by us in January 2004. The fine was imposed in response to (i) the adoption of a voice recording identifying our network upon connection of each outgoing call made on our network without the consent of our subscribers and (ii) “reverse-marketing” calls made between January 1, 2004 and January 9, 2004 informing our subscribers of benefits that they would lose by switching to another operator. We were ordered to make public announcements of these violations in major newspapers in Korea. In February 2004, the MIC also imposed fines of Won 250 million and Won 150 million on KTF and LGT, respectively, for their failure to accept cancellations of service by certain of their subscribers. We made such payment in March 2004.

     In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to other incentive payments that were deemed by the MIC to constitute improper handset subsidies and thereby disrupt fair competition. We paid the fine in March 2004. In February 2004, KTF and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments. We filed an appeal, but the MIC upheld the fine in April 2004.

     In April 2004, the MIC ordered us, KTF, KT Corporation and LGT, to pay fines of Won 650 million, Won 170 million, Won 20 million and Won 100 million, respectively, for failing to establish sufficient safeguards against the execution of telecommunications service contracts by users using false names. We were found to have conveyed payment delinquency information to credit rating companies without confirming that the names on the service contracts belonged to the actual users of our services. We, along with KTF, KT Corporation and LGT, were ordered to publish the violations in newspapers. We complied with such order and made such payment.

     In addition, when the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Key Information — Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

     On June 7, 2004, the MIC prohibited us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also prohibited other telecommunications companies from acquiring new subscribers for periods ranging from 20 to 30 days. KTF was issued a 30-day suspension beginning on July 21, 2004; LGT was issued a 30-day suspension beginning on June 21, 2004; and KT Corporation was issued a 20-day suspension beginning on July 21, 2004. These suspensions resulted from MIC’s determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers.

     On December 29, 2004, the MIC ordered us, KTF and LGT to pay fines of Won 7.5 billion, Won 2 billion and Won 600 million, respectively, with respect to our payment of improper handset subsidies. We were more heavily fined than the other two companies as the FTC found that our efforts to remedy such violations were not sufficient and that our payment of such subsidies was in violation of the conditions related to our merger with Shinsegi in January 2002. We made such payment in January 2005.

     On March 21, 2005, the MIC ordered us, KTF and LGT to pay fines of Won 1.4 billion, Won 360 million and Won 230 million, respectively, for changing calling plans and adding value-added services to the subscribers without obtaining express consents of such subscribers. We paid such fine in April 2005.

     In May 2005, the MIC ordered us to pay fines of Won 23.1 billion with respect to our payment of improper handset subsidies. LGT and KTF were also fined Won 2.7 billion and Won 1.1 billion, respectively, in respect of improper subsidy payments. We were more heavily fined than the other two companies as the FTC found that our efforts to remedy such violations were not sufficient and that our payment of such subsidies was in violation of the conditions related to our merger with Shinsegi in January 2002.

Multinet Litigation

     In October 2002, Korea Multinet Inc. (“Multinet”) filed a lawsuit against the MIC in the Seoul Administrative Court to revoke the MIC’s registration with the International Telecommunication Union for the frequency spectrum necessary for DMB businesses. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (to the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul Administrative Court ruled in favor of the MIC in December 2002. Multinet filed an appeal with the Seoul High Court, but the Seoul High Court ruled in favor of the MIC in June 2004. Multinet again appealed the case and the case is now pending in the Supreme Court of Korea.

     Based on the application and registration with the International Telecommunication Union for such frequency spectrum, the MIC has allotted us a frequency with a license to run DMB business as a network service operator. Multinet, in June 2004 and September 2004, filed two lawsuits against the MIC to revoke such allotment by the MIC. One lawsuit involved a demand for the cancellation of the public notice of the allotment by the MIC, the other to revoke such allotment and the license to run DMB business as a network service operator by the MIC. The cases are currently pending in the court of first instance. In connection with these cases, Multinet also filed two lawsuits for preliminary injunction against MIC, one to restrain MIC from allocating the frequency to us and the other to restrain MIC from granting us the license to run DMB business as a network service operator. The court ruled against Multinet and denied injunctive relief, in both the court of first instance and in the appellate court. The case is now pending at the Supreme Court of Korea.

Coloring Litigation

     In November 2002, in connection with certain technology we use to provide our coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that our coloring service infringed upon his patent rights. While the lawsuit is currently pending before the Seoul Central District Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park appealed the decision, and the appeal is currently pending before the Patent Court.

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

DIVIDENDS

     Annual dividends, if any, on our outstanding shares must be approved at the annual general meeting of shareholders. This meeting is generally held in March of the following year, and the annual dividend is generally paid shortly after the meeting. Since our shareholders have discretion to declare annual dividends, we cannot give any assurance as to the amount of dividends per share or that any dividends will be declared at all. Interim dividends, if any, can be approved by a resolution of our board of directors. Once declared, dividends must be claimed within five years, after which the right to receive the dividends is extinguished.

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

			Number of Shares
	Dividend	Total Amount of	Entitled to
Year Ended December 31,	Per Share	Dividends	Dividend
	(In Won)(1)	(In billions of Won)
1997	W 90	W 5.6	62,169,720
1998	118	7.6	64,258,670
1999	185	15.4	83,284,110
2000	540	48.1	89,079,034
2001	690	57.3	82,993,404
2002	1,800	151.7	84,299,698
2003	5,500	404.9	73,614,308
2004	10,300	758.2	73,614,296

(1)	Dividend per share and amount of shares entitled to dividend have been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.

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

     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as a legal reserve an amount equal to at least 10% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. As a KRX Stock Market-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until the ratio of our own capital to total assets is at least 30%. We may not use our legal reserve to pay cash dividends but may transfer amounts from our legal reserve to capital stock or use our legal reserve to reduce an accumulated deficit.

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

     Under the Korean Securities and Exchange Act, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting shares must be the same as that for our common shares.

     Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

CAPITALIZATION

     The following table sets forth our consolidated short-term debt and capitalization under Korean GAAP as of December 31, 2004. For additional information, see our consolidated financial statements and notes to consolidated financial statements contained in this report.

	As of December 31, 2004
	Actual		Actual
	(In billions of		(In millions of
	Won)		Dollars)
Short-term debt (including current portion of long-term debt):
Short-term borrowings
Secured	W	—	US$	—
Guaranteed		—		—
Unsecured and unguaranteed		425.5		411.1
Current portion of long-term debt and other obligations Secured
Guaranteed		—		—
Unsecured and unguaranteed		498.3		481.4
Current portion of facility deposits		13.4		13.0

Total short-term debt	W	937.2	US$	905.5

Long-term debt, excluding current portion:
Facility deposits	W	31.4	US$	30.4
Long-term borrowings and other obligations
Secured		—		—
Guaranteed		—		—
Unsecured and unguaranteed (note a)		2,891.8		2,793.8

Total long-term debt, excluding current portion	W	2,923.2	US$	2,824.2

Stockholders’ equity:
Common stock, par value W500 per share:
Authorized — 220,000,000 shares Outstanding — 73,614,296 shares	W	44.6	US$	43.1
Capital surplus		2,968.3		2,867.6
Retained earnings:
Appropriated		4,733.9		4,573.3
Unappropriated		1,419.0		1,370.9
Capital adjustments:
Treasury stock		(2,047.1)		(1,977.7)
Foreign-based operations’ translation credit		(8.0)		(7.7)
Stock options		4.8		4.7
Unrealized losses on valuation of investment securities		(93.0)		(89.8)
Equity in capital adjustments of affiliates		134.4		129.8
Loss on valuation of currency swap		(49.4)		(47.7)
Minority interest in equity of consolidated subsidiaries		98.2		94.9

Total stockholders’ equity	W	7,205.7	US$	6,961.4

Total capitalization (total long-term debt, excluding current portion, and stockholders’ equity)	W	10,128.9	US$	9,785.6

(note a) In March 2005, we issued Won-denominated notes in the principal amount of Won 200.0 billion, with an interest rate of 4.0% due 2010. The proceeds of such notes were used to pay maturing debt.

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

THE KOREAN SECURITIES MARKET

The Korea Exchange Inc.

     With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and Kosdaq Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange, Inc. (the “KRX”). There are three different markets run by the KRX: the KRX Stock Market, the KRX KOSDAQ Market, and the Futures Market (the “KRX Futures Market”). The KRX has two trading floors located in Seoul, one for the KRX Stock Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Futures Market. The KRX is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange and the Korea Futures Exchange and (ii) the stockholders of the KOSDAQ. Currently, the KRX is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

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

     Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX Stock Market. See “Additional Information Taxation — Korean Taxation”.

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

     As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per investor in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Korean Securities and Exchange Act, as amended, subject to certain exceptions, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by securities companies.

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

General

     The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	business of leasing available and real estate property;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

     Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of December 31, 2004, 82,276,711 common shares were issued, of which 8,662,415 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Board of Directors

     Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request of three or more directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the outside directors is required for certain matters, which include:

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

     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. As a KRX Stock Market-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until the ratio of our own capital to total assets is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

     Under the Korean Securities and Exchange Act, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting shares must be the same as that for our common shares.

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

     However, in the case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases which affect the rights or interests of the non-voting shares, approval of the holders of non-voting shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the non-voting shares present or represented at a class meeting of the holders of non-voting shares, where the affirmative votes also represent at least one-third of our total issued and outstanding non-voting shares. In addition, if we are unable to pay dividends on non-voting shares as provided in our articles of incorporation, the holders of non-voting shares will become enfranchised and will be entitled to exercise voting rights beginning at the next general meeting of shareholders to be held after the declaration of non-payment of dividends is made until such dividends are paid. The holders of enfranchised non-voting shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Rights of Dissenting Shareholders

     In some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KRX Stock Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the KRX Stock Market for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily share price on the KRX Stock Market for the one week period before such date of the adoption of the relevant resolution. However, the Financial Supervisory Commission of Korea may adjust this price if we or shareholders collectively holding 30.0% or more of the total number of the shares held by dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Annual Report

     At least one week before the annual general meeting of shareholders, we must make our annual reports and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

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

     Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “— Korean Foreign Exchange Controls and Securities Regulations”.

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

Acquisition of Shares by Us

     Under the Korean Commercial Code, we may not acquire our own shares except in limited circumstances, such as a reduction in capital. However, we may acquire our own shares under the relevant provisions of the Korean Securities and Exchange Act. In such cases, we may acquire shares through purchases on the KRX Stock Market or through a tender-offer after filing the required report with the Financial Supervisory Commission of Korea and the KRX. We may also acquire interests in our own shares through agreements with trust companies and asset management companies after filing a report with the Financial Supervisory Commission and the KRX. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADSs, as supplemented by the side letter dated as of August 1, 2002 by and between us and Citibank, N.A., as ADR depositary, and as supplemented by the side letter dated as of October 1, 2002 by and between us and Citibank, N.A., as ADR depositary. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our registration statement on Form F-3 (File No. 333-91304) filed with the United States Securities and Exchange Commission. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, United States of America, and at the principal London office of the ADR depositary, currently located at Canada Square, Canary Wharf, London, E14 5LB, England.

American Depositary Receipts

     The ADR depositary will execute and deliver the ADRs evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary’s custodian in Seoul, or the Custodian. The Custodian is Korea Securities Depository, located at 1328 Paeksok-Dong, Ilsan-Ku, Koyang, 411-770, Kyunggi-Do, Seoul, 150-884, Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian”. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

Deposit and Withdrawal of Shares of Common Stock

     Notwithstanding the provisions described below, under the terms of the deposit agreement, as supplemented by the side letter dated as of October 1, 2002, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADRs after such deposit does not exceed a specified maximum, 13,598,544 shares as of October 1, 2002. This limit will be adjusted in certain circumstances, including (1) increases upon the cancellation of existing ADRs (up to a maximum of 5,605,839 shares), (2) increases upon future offerings of ADSs by us or our shareholders, (3) increases upon issuances of ADSs upon the exchange of outstanding exchangeable bonds issued by Momenta (Cayman) (a special purpose vehicle incorporated in the Cayman Islands, which sold bonds exchangeable initially into such ADSs, see, “Share Ownership”), (4) increases for rights offerings and (5) adjustments for share reclassifications. The limit also may be decreased in certain circumstances, including in connection with purchases of ADSs by Momenta (Cayman) in accordance with the terms of its exchangeable bonds. Notwithstanding the foregoing, the ADR depositary and the custodian may not accept deposits of shares of common stock for issuance of ADSs (other than in the case of an exercise of the exchange rights of the exchangeable bonds issued by Momenta (Cayman)) (i) if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation or (ii) from a person intending to make a deposit that identifies itself to the depositary and that has been identified in writing by us as a holder of at least 3% of our shares of common stock on October 7, 2002.

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

     You may surrender your ADRs to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside the United States, of the shares of common stock evidenced by the ADRs and any other property at the time represented by ADRs you surrendered. If you surrender an ADR evidencing a number of ADSs not evenly divisible by nine, the ADR depositary will deliver the appropriate whole number of shares of common stock represented by the surrendered ADSs and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

     If you request withdrawal of shares of common stock, you must deliver to the ADR depositary a written order directing the ADR depositary to cause the shares of common stock being withdrawn to be delivered to or upon the written order of the person designated in your order, subject to applicable Korean laws and the provisions of the deposit agreement.

     Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADS. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADSs (even if the cancellation occurs before the termination of the pre-release). The ADR depositary may pre-release ADSs only under the following circumstances:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the ADR depositary in writing that it or its customer owns the shares of common stock or ADSs to be deposited and show evidence of the ownership to the ADR depositary’s satisfaction;

•	before or at the time of such pre-release, the person to whom the pre-release is being made must agree in writing that he will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or custodian, reflect on his records the ADR depositary as owner of such shares of common stock or ADSs and deliver such shares of common stock upon the ADR depositary’s request;

•	the pre-release must be fully collateralized with cash or U.S. government securities;

•	the ADR depositary must be able to terminate the pre-release on not more than five business day’s notice; and

•	the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

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

Dividends, Other Distributions and Rights

     If the ADR depositary can, in its judgment and pursuant to applicable law, convert Won (or any other foreign currency) into Dollars on a reasonable basis and transfer the resulting Dollars to the United States, the ADR depositary will as promptly as practicable convert all cash dividends and other cash distributions received by it on the deposited shares of common stock into Dollars and distribute the Dollars to you in proportion to the number of ADSs representing shares of common stock held by you, after deduction of the fees and expenses of the ADR depositary. If the ADR depositary determines that in its judgment any currency other than Dollars it receives from us cannot be converted and distributed on a reasonable basis, the ADR depositary may distribute the currency it receives to the extent permitted under applicable law or hold the currency for your account if you are entitled to receive the distribution. The ADR depositary will not be liable for any interest. Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid.

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

Inspection of Transfer Books

     The ADR depositary will keep books at its principal New York office, which is currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, for the registration and transfer of ADRs. You may inspect the books of the ADR depositary as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

     On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the shares of common stock, we will transmit to the Custodian and the ADR depositary sufficient copies of the notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with Korean GAAP and, if prepared pursuant to the Securities Exchange Act of 1934, as amended, a reconciliation of net earnings for the year and stockholders’ equity to U.S. GAAP, and unaudited non-consolidated semiannual financial statements prepared in conformity with Korean GAAP. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

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

     The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed or, if that action is deemed necessary or advisable by us or the ADR depositary, at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in “Deposit and Withdrawal of Shares of Common Stock” above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with (1) temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders’ meeting or the payment of dividends, (2) payment of fees, taxes and similar charges, or (3) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

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

     The consolidated balance sheets of Citibank are set forth in Citicorp’s Annual Reports on Form 10-K and in Citicorp’s quarterly financial reviews and Forms 10-Q. Citicorp’s Annual Reports on Form 10-K and quarterly financial reviews and Forms 10-Q are filed periodically with the United States Securities and Exchange Commission, or SEC.

     Citibank’s Articles of Association and By-laws, each as currently in effect, together with Citicorp’s most recent annual and quarterly reports will be available for inspection at the Depositary Receipt office of Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York 10013.

MATERIAL CONTRACTS

     We have not entered into any material contracts since January 1, 2002, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group see “Share Ownership”. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Operating and Financial Review and Prospects — Capital Requirements and Resources”.

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

     In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our common shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a “major shareholder”) must report the status of his/her shareholding to the Securities and Futures Commission and the KRX by the tenth day of the calendar month immediately following the month in which any changes in shareholding have occurred. Violations of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment.

     Under the Financial Supervisory Commission Regulations newly amended on March 2005, (i) if a company listed on the Stock Market (the “KRX Stock Market”) or a company listed on the Kosdaq Market (the “KRX KOSDAQ Market”) has reported material matters regarding management which have not been disclosed to KRX to a foreign exchange pursuant to the laws of the jurisdiction in which the foreign exchange is located, then it must submit a Korean translation of the material matters regarding management that have been reported to the foreign exchange to the FSC and KRX, and (ii) if a KRX Stock Market-listed company or KRX KOSDAQ Market-listed company has submitted business reports or similar documents to a foreign exchange, then it must submit a Korean summary thereof to the FSC and KRX.

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

     Upon a foreign investor’s purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the KRX Stock Market and the KRX KOSDAQ Market, such acquisition or sale of shares must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX Stock Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX Stock Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

TAXATION

     The following summary is based on the tax laws of the United States and Korea as in effect on the date of this report, and is subject to any change in United States or Korean law that may come into effect after such date. We advise investors in the ADSs or shares to consult their own tax advisors as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including, in particular, the effect of any national, state or local tax laws.

U.S. Federal Income Tax Consequences

     The following discussion is a general summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs or our common shares by a U.S. Holder (as defined below). This discussion addresses only U.S. Holders that purchase the ADSs pursuant to this offering and hold the ADSs or our common shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, the Treasury Regulations promulgated thereunder, administrative and judicial pronouncements with respect thereto, the Convention Between The United States of America And The Republic Of Korea For The Avoidance of Double Taxation, as amended (the “Tax Convention”), all as currently in effect and all subject to change, possibly with retroactive effect. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of the ADSs or our common shares by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, persons that own (actually or constructively) 10% or more (by vote or value) of our outstanding shares, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers, traders in securities that elect to mark-to-market their securities, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, investors that hold the ADSs or our common shares as part of a straddle, hedging transaction or conversion transaction for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). This discussion does not address any U.S. state or local, or non-U.S., tax consequences or any U.S. federal estate or gift tax consequences.

     As used herein, the term “U.S. Holder” means a beneficial owner of the ADSs or our common shares that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all of its substantial decisions or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

     If a partnership holds the ADSs or our common shares, the tax treatment of the partnership and each of its partners will generally depend upon the status and activities of the partnership and the partner. A U.S. Holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax consequences to it and its partners of the acquisition, ownership and disposition of the ADSs or our common shares.

     This discussion is for general information only. Each U.S. Holder should consult its own tax advisor as to the particular U.S. federal income tax consequences to it of acquiring, owning and disposing of the ADSs or our common shares, including its eligibility for the benefits of the Tax Convention, in light of its particular circumstances.

Treatment of the ADSs

     A U.S. Holder of the ADSs will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in our common shares held by the ADR depositary (or its custodian) that are represented and evidenced by such ADSs, and the discussion below assumes such treatment.

Distributions

     Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the ADSs or our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Korean or other non-U.S. tax withheld from such distribution) to the extent of our current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated (a) first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs or our common shares and (b) thereafter, as gain from the sale or exchange of such ADSs or our common shares. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution in respect of the ADSs or our common shares.

     The U.S. dollar value of any distribution on the ADSs or our common shares made in Won should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the ADR depositary or the U.S. Holder, respectively, regardless of whether the Won is in fact converted into U.S. dollars. If the Won so received is converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Won so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

     Dividends paid on the ADSs or our common shares generally will constitute income from sources outside the United States and be categorized as “passive income” or, in the case of some U.S. Holders, as “financial services income” for U.S. foreign tax credit purposes (or, for tax years beginning after December 31, 2006, as “passive category income” or, in the case of some U.S. Holders, as “general category income”) and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. In general, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Korean tax withheld from distributions received in respect of the ADSs or our common shares. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Convention, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Korean tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credit are very complex. Each U.S. Holder should consult its own tax advisor regarding whether it should elect to claim U.S. foreign tax credits or deductions with respect to foreign income taxes paid or accrued and whether and to what extent it is entitled to claim any U.S. foreign tax credit.

     U.S. legislation enacted in 2003 (the “2003 Legislation”) reduces to 15% the maximum tax rate for certain dividends received by non-corporate taxpayers through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” and dividends received in respect of stock of a corporation (other than a passive foreign investment company) that is readily tradable on an established securities market in the United States generally qualify for the reduced rate. Since the ADSs are listed on the New York Stock Exchange, unless we are treated as a passive foreign investment company, dividends received in respect of the ADSs will qualify for the reduced rate. Dividends paid on our common shares not held through ADSs should qualify for the reduced rate if we are treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Tax Convention as currently in effect meets these requirements. However, because the Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that we will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on our common shares held by a U.S. Holder other than through ADSs, although we expect such dividends to so qualify. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced rate under the 2003 Legislation and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the ADSs or our Common Shares

     Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of the ADSs or our common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs or our common shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or our common shares exceeds one year. Net long-term capital gains of a non-corporate U.S. Holder recognized in a tax year beginning on or before December 31, 2008, are generally taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Such capital gain or loss will generally be sourced within the United States for U.S. foreign tax credit purposes.

     A U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes upon the withdrawal or deposit of our common shares in exchange for the ADSs.

Passive Foreign Investment Company Considerations

     We believe that we are not currently, and were not during 2004, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

     In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

     If we are a PFIC in any year during which a U.S. Holder owns the ADSs or our common shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or our common shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we are not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes. In addition, if we are a PFIC, a person who acquires our common shares from a decedent will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such decedent’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010, and, instead, such person will have a tax basis equal to the lower of such fair market value or such decedent’s tax basis.

     The above results may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of and its adjusted tax basis in the ADSs or our common shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). In addition, any gain from a sale, exchange or other disposition of the ADSs or our common shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the ADSs or our common shares are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations.

     The above results may also be eliminated if a U.S. Holder is eligible for and timely makes a valid “QEF election”. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains. In order for a U.S. Holder to be able to make a QEF election, we would be required to provide such U.S. Holder with certain information. We do not expect to provide U.S. Holders with the required information, in which case a QEF election would be unavailable.

     Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of an investment in a PFIC.

Information Reporting and Backup Withholding

     Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other dispositions of, the ADSs or our common shares generally will be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (d) fails to certify under penalty of perjury that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Reportable Transactions

     Under U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their tax returns a disclosure statement on Form 8886. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of any Won received as a dividend or as proceeds from the sale of the ADSs or our common shares.

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

     Failing to report (or under-report) the securities transaction tax will result in a penalty of 10% of the tax amount due. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

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

     Documents filed with annual reports and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea.

Item. 11 Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate and Interest Rate Risks

     We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. In the first quarter of 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. In addition, we have entered into a currency swap contract with a bank to hedge the foreign currency risk of unguaranteed Dollar denominated convertible bonds with face amount of US$329.5million issued on May 27, 2004. See note 23 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

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

Interest Rate Risk

     We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2004:

	Maturities
	2005		2006		2007		2008		2009		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed rate	(Won)	898.3	(Won)	788.8	(Won)	687.7	(Won)	297.0	(Won)	297.2	(Won)	187.8	(Won)	3,156.8	(Won)	3,277.0
Average weighted rate(1)		4.90%		5.50%		5.57%		5.00%		5.00%		3.00%
Variable rate		—		—		—		—		—		—		—
Average weighted rate(1)		—		—		—		—		—		—		—		—

Sub-total	(Won)	898.3	(Won)	788.8	(Won)	687.7	(Won)	297.0	(Won)	297.2	(Won)	187.8	(Won)	3,156.8	(Won)	3,277.0

Foreign currency:
Fixed rate	(Won)	25.5		—		—		—	(Won)	323.7	(Won)	309.6	(Won)	658.8	(Won)	696.0
Average weighted rate(1)		2.51%		—		—		—		0.00%		4.25%
Variable rate		—		—		—		—		—		—		—		—
Average weighted rate(1)		—		—		—		—		—		—

Sub-total	(Won)	25.5	(Won)	—	(Won)	—		—	(Won)	323.7	(Won)	309.6	(Won)	658.8	(Won)	696.0

Total	(Won)	923.8	(Won)	788.8	(Won)	687.7	(Won)	297.0	(Won)	620.9	(Won)	497.4	(Won)	3,815.6	(Won)	3,973.0

(1)	Weighted average rates of the portfolio at the period end.

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

/s/ DELOITTE HANAANJIN LLC

May 16, 2005

Seoul, Korea

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002, 2003 and 2004

	2002		2003		2004		2004
							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 12)	(Won)	664,117	(Won)	317,488	(Won)	370,630	$358,062
Short-term financial instruments (Notes 12 and 20)		202,905		154,922		12,730	12,298
Trading securities (Notes 2 and 3)		754,219		893,217		654,779	632,576
Current portion of long-term investment securities (Notes 2 and 3)		70,267		85,861		3,709	3,583
Accounts receivable—trade, net of allowance for doubtful accounts of (Won)60,542 million, (Won)65,327 million and (Won)71,090 million at December 31, 2002, 2003 and 2004, respectively (Notes 2, 12 and 22)		1,442,135		1,579,153		1,720,201	1,661,869
Accounts receivable—other, net of allowance for doubtful accounts of (Won)23,355 million, (Won)16,768 million and (Won)15,622 million at December 31, 2002, 2003 and 2004, respectively (Notes 2, 12 and 22)		852,873		867,120		1,406,553	1,358,857
Inventories (Notes 2 and 21)		27,460		31,516		52,321	50,547
Short-term loans and other (Note 5)		99,748		140,248		169,770	164,014

Total Current Assets		4,113,724		4,069,525		4,390,693	4,241,806

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 11, 20 and 21)		4,569,417		4,641,547		4,703,922	4,544,413
Intangible assets (Notes 2 and 7)		3,721,235		3,674,944		3,522,903	3,403,442
Long-term investment securities (Notes 2 and 3)		1,394,697		879,193		948,101	915,951
Equity securities accounted for using the equity method (Notes 2 and 4)		81,247		183,709		304,028	293,718
Long-term bank deposits (Note 20)		177		352		10,351	10,000
Long-term loans, net of allowance for doubtful accounts of (Won)19,486 million, (Won)19,552 million and (Won)19,273 million at December 31, 2002, 2003 and 2004, respectively (Notes 2 and 5)		52,688		40,819		30,442	29,410
Guarantee deposits (Notes 12 and 22)		249,331		270,255		289,015	279,215
Other		46,194		57,873		83,903	81,058

Total Non-Current Assets		10,114,986		9,748,692		9,892,665	9,557,207

TOTAL ASSETS	(Won)	14,228,710	(Won)	13,818,217	(Won)	14,283,358	$13,799,013

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)
December 31, 2002, 2003 and 2004

	2002		2003		2004		2004
							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 12 and 22)	(Won)	1,697,502	(Won)	1,317,162	(Won)	1,205,682	$1,164,798
Short-term borrowings (Note 12)		687,296		786,096		425,496	411,068
Income taxes payable		383,900		402,559		273,495	264,221
Accrued expenses (Note 12)		408,521		420,995		394,354	380,982
Current portion of long-term debt (Notes 8, 9 and 11)		922,209		1,364,264		498,278	481,382
Current portion of facility deposits		18,415		12,881		13,405	12,950
Other		185,543		226,953		256,183	247,495

Total Current Liabilities		4,303,386		4,530,910		3,066,893	2,962,896

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,908,496		2,261,868		2,891,843	2,793,781
Long-term borrowings (Note 9)		10,284		1,633		—	—
Facility deposits (Note 10)		46,850		44,197		31,440	30,374
Long-term payables—other, net of present value discount of (Won)98,017 million, (Won)85,881 million and (Won)72,663 million at December 31, 2002, 2003 and 2004, respectively (Note 2)		551,983		564,119		577,337	557,760
Obligations under capital leases (Notes 2, 11 and 12)		121		—		—	—
Accrued severance indemnities, net (Note 2)		48,519		67,824		80,984	78,238
Deferred income tax liabilities (Notes 2 and 17)		104,770		226,029		306,052	295,674
Long-term currency swap (Notes 2 and 23)		—		—		96,743	93,462
Guarantee deposits received and other (Note 22)		22,401		27,790		26,322	25,429

Total Long-Term Liabilities		3,693,424		3,193,460		4,010,721	3,874,718

Total Liabilities		7,996,810		7,724,370		7,077,614	6,837,614

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,576		44,639		44,639	43,125
Capital surplus (Note 13)		2,884,382		2,911,556		2,968,301	2,867,647
Retained earnings (Note 14)		4,873,205		5,139,911		6,152,898	5,944,255
Capital adjustments:
Treasury stock (Note 15)		(2,192,449)		(2,047,103)		(2,047,105)	(1,977,688)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		(104,117)		(160,622)		(92,975)	(89,822)
Equity in capital adjustment of affiliates (Notes 2 and 4)		(5,171)		42,581		134,376	129,819
Loss on valuation of currency swap (Notes 2 and 23)		—		—		(49,452)	(47,775)
Stock options (Notes 2 and 16)		2,452		3,741		4,833	4,669
Foreign-based operations’ translation adjustment (Note 2)		3,515		3,159		(7,969)	(7,699)
Minority interest in equity of consolidated subsidiaries (Note 2)		725,507		155,985		98,198	94,868

Total Shareholders’ Equity		6,231,900		6,093,847		7,205,744	6,961,399

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)	14,228,710	(Won)	13,818,217	(Won)	14,283,358	$13,799,013

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004
							In thousands of
							U.S. dollars,
							except for
	In millions of Korean won, except for						income per
	income per share						share
							(Note 2)
OPERATING REVENUE (Notes 2, 22 and 28)	(Won)	9,323,993	(Won)	10,272,081	(Won)	10,570,615	$10,212,168
OPERATING EXPENSES (Notes 2, 20 and 22)
Labor cost		(318,346)		(407,243)		(464,778)	(449,017)
Commissions paid (Note 22)		(1,964,797)		(2,314,558)		(2,812,318)	(2,716,953)
Depreciation and amortization (Notes 6 and 7)		(1,435,041)		(1,510,545)		(1,607,478)	(1,552,969)
Network interconnection (Note 28)		(752,144)		(771,553)		(913,688)	(882,705)
Leased line		(280,113)		(306,527)		(375,227)	(362,503)
Advertising		(448,784)		(376,424)		(352,877)	(340,911)
Cost of goods sold		(509,055)		(560,859)		(479,257)	(463,006)
Other		(818,070)		(919,265)		(1,125,243)	(1,087,086)

Sub-total		(6,526,350)		(7,166,974)		(8,130,866)	(7,855,150)

OPERATING INCOME		2,797,643		3,105,107		2,439,749	2,357,018

OTHER INCOME:
Interest		86,013		86,485		80,459	77,731
Dividends		207		25,923		23,843	23,034
Commissions		73,515		80,180		26,891	25,979
Foreign exchange and translation gains (Note 2)		41,439		6,131		20,559	19,862
Gain on disposal and valuation of trading securities (Note 2)		11,893		188		2,548	2,462
Gain on disposal of property, equipment and intangible assets		1,206		2,750		2,067	1,997
Gain on transaction of currency swap (Notes 2 and 23)		—		—		2,850	2,753
Equity in earnings of affiliates (Notes 2 and 4)		813		—		—	—
Other		44,070		59,787		40,202	38,839

		259,156		261,444		199,419	192,657

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004
							In thousands of
							U.S. dollars,
							except for
	In millions of Korean won, except for						income per
	income per share						share
							(Note 2)
OTHER EXPENSES:
Interest and discounts		(311,132)		(391,482)		(303,410)	(293,121)
Donations		(127,517)		(91,487)		(89,232)	(86,206)
Foreign exchange and translation losses (Note 2)		(13,547)		(10,230)		(9,074)	(8,766)
Loss on disposal and valuation of trading securities (Note 2)		—		(3,974)		(232)	(224)
Loss on disposal and impairment of property, equipment and intangible assets (Notes 2 and 3)		(221,681)		(13,784)		(19,208)	(18,557)
Loss on impairment of long-term investment securities (Notes 2, 3 and 27)		(68,882)		(5,749)		(33,654)	(32,513)
Loss on disposal of investment assets		(51,618)		(45,403)		(1,539)	(1,487)
Loss on transaction and valuation of currency swap (Notes 2 and 23)		—		—		(15,818)	(15,282)
Equity in losses of affiliates (Notes 2 and 4)		—		(6,975)		(11,954)	(11,549)
Other		(44,158)		(43,131)		(31,872)	(30,792)

		(838,535)		(612,215)		(515,993)	(498,497)

ORDINARY INCOME		2,218,264		2,754,336		2,123,175	2,051,178
EXTRAORDINARY GAIN		504		—		—	—

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		2,218,768		2,754,336		2,123,175	2,051,178
INCOME TAXES (Notes 2 and 17)		(698,507)		(789,059)		(629,761)	(608,406)

INCOME BEFORE MINORITY INTEREST		1,520,261		1,965,277		1,493,414	1,442,772
MINORITY INTEREST IN NET LOSS (GAIN) OF CONSOLIDATED SUBSIDIARIES		(33,110)		823		(1,935)	(1,869)

NET INCOME	(Won)	1,487,151	(Won)	1,966,100	(Won)	1,491,479	$1,440,903

NET INCOME PER SHARE (Notes 2 and 18) (In Korean won and U.S. dollars)	(Won)	17,647	(Won)	26,187	(Won)	20,261	$19.57

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2002, 2003 and 2004

	Common		Capital		Retained		Capital		Minority		Shareholders'
	Stock		Surplus		Earnings		Adjustments		Interest		Equity
					(In millions of Korean won)
Balance, January 1, 2002	(Won)	44,576	(Won)	3,449,698	(Won)	3,443,319	(Won)	(1,492,634)	(Won)	704,345	(Won)	6,149,304
Net income		—		—		1,487,151		—		—		1,487,151
Treasury stock transactions (Notes 13 and 15)		—		81,984		—		(766,597)		—		(684,613)
Cash dividends paid (Note 19)		—		—		(57,265)		—		—		(57,265)
Excess unallocated purchase price (Note 13)		—		(647,025)		—		—		—		(647,025)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		—		—		—		(28,327)		—		(28,327)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(275)		—		(12,513)		—		(12,788)
Stock compensation plans (Notes 2 and 16)		—		—		—		1,492		—		1,492
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		2,809		—		2,809
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		21,162		21,162

Balance, December 31, 2002		44,576		2,884,382		4,873,205		(2,295,770)		725,507		6,231,900

Net income		—		—		1,966,100		—		—		1,966,100
Acquisition of treasury stock (Note 15)		—		—		—		(1,379,337)		—		(1,379,337)
Retirement of treasury stock (Note 15)		—		—		(1,545,281)		1,524,683		—		(20,598)
Cash dividends paid (Note 19)		—		—		(151,739)		—		—		(151,739)
Excess unallocated purchase price (Note 13)		—		(230)		—		—		—		(230)
Issuance of common stock for the merger with SK IMT Co., Ltd. (Note 13)		63		31,809		—		—		—		31,872
Gain on disposal of investments in common stock of subsidiary		—		58		—		—		—		58
Equity in beginning retained earnings change of affiliates (Notes 2 and 4)		—		—		(33)		—		—		(33)
Cumulative effect of an accounting change (Note 2)		—		—		(2,341)		—		(515)		(2,856)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		—		—		—		(56,505)		—		(56,505)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(4,463)		—		47,752		—		43,289
Stock compensation plans (Notes 2 and 16)		—		—		—		1,289		—		1,289
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(356)		—		(356)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(569,007)		(569,007)

Balance, December 31, 2003		44,639		2,911,556		5,139,911		(2,158,244)		155,985		6,093,847

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)
Years Ended December 31, 2002, 2003 and 2004

	Common		Capital		Retained		Capital		Minority		Shareholders'
	Stock		Surplus		Earnings		Adjustments		Interest		Equity
					(In millions of Korean won)
Balance, January 1, 2004		44,639		2,911,556		5,139,911		(2,158,244)		155,985		6,093,847
Net income		—				1,491,479		—		—		1,491,479
Cash dividends paid (Note 19)		—		—		(404,878)		—		—		(404,878)
Cash dividends paid (interim) (Note 19)		—		—		(73,614)		—		—		(73,614)
Excess unallocated purchase price (Note 13)		—		(77)		—		—		—		(77)
Consideration for conversion rights (Notes 2 and 13)		—		67,279		—		—		—		67,279
Acquisition of treasury stock (Note 15)		—		—		—		(2)		—		(2)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(10,457)		—		91,795		—		81,338
Unrealized gain on valuation of long-term investment securities (Notes 2 and 3)		—		—		—		67,647		—		67,647
Loss on valuation of currency swap		—		—		—		(49,452)		—		(49,452)
Stock compensation plans (Notes 2 and 16)		—		—		—		1,092		—		1,092
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(11,128)		—		(11,128)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(57,787)		(57,787)

Balance, December 31, 2004	(Won)	44,639	(Won)	2,968,301	(Won)	6,152,898	(Won)	(2,058,292)	(Won)	98,198	(Won)	7,205,744

	(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2004		$43,125		$2,812,826		$4,965,618		$(2,085,058)		$150,696		$5,887,207
Net income		—		—		1,440,903		—		—		1,440,903
Cash dividends paid		—		—		(391,149)		—		—		(391,149)
Cash dividends paid (interim)		—		—		(71,117)		—		—		(71,117)
Excess unallocated purchase price		—		(74)		—		—		—		(74)
Consideration for conversion rights		—		64,998		—		—		—		64,998
Acquisition of treasury stock		—		—		—		(2)		—		(2)
Equity in capital surplus and capital adjustment changes of affiliates		—		(10,103)		—		88,682		—		78,579
Unrealized gain on valuation of long-term investment securities		—		—		—		65,353		—		65,353
Loss on valuation of currency swap		—		—		—		(47,775)		—		(47,775)
Stock compensation plans		—		—		—		1,055		—		1,055
Foreign-based operations’ translation adjustment		—		—		—		(10,751)		—		(10,751)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(55,828)		(55,828)

Balance, December 31, 2004		$43,125		$2,867,647		$5,944,255		$(1,988,496)		$94,868		$6,961,399

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 AND 2004

	2002		2003		2004		2004
							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,487,151	(Won)	1,966,100	(Won)	1,491,479	$1,440,903
Expenses not involving cash payments:
Depreciation and amortization		1,543,335		1,649,902		1,752,530	1,693,102
Provision for severance indemnities		45,509		65,375		58,151	56,179
Provision for bad debts		20,981		23,304		43,144	41,681
Foreign currency translation loss		5,397		2,546		2,179	2,105
Loss on disposal and valuation of trading securities		—		3,974		232	224
Loss on disposal and impairment of property, equipment and intangible assets		221,681		13,784		19,208	18,557
Loss on impairment of long-term investment securities		68,882		5,749		33,654	32,513
Loss on disposal of investment assets		51,618		45,403		1,539	1,487
Loss on transaction and valuation of currency swap		—		—		15,818	15,282
Equity in losses of affiliates		—		6,975		11,954	11,549
Minority interest in net gain of consolidated subsidiaries		33,110		—		1,935	1,869
Amortization of discounts on bonds and other		51,630		73,655		46,274	44,704

Sub-total		2,042,143		1,890,667		1,986,618	1,919,252

Income not involving cash receipts:
Reversal of allowance for doubtful accounts		(6,365)		(1,555)		(759)	(733)
Foreign currency translation gain		(30,282)		(668)		(3,367)	(3,253)
Gain on disposal and valuation of trading securities		(11,893)		(188)		(2,548)	(2,462)
Gain on disposal of property, equipment and intangible assets		(1,206)		(2,750)		(2,067)	(1,997)
Gain on transaction of currency swap		—		—		(2,850)	(2,753)
Equity in earnings of affiliates		(813)		—		—	—
Minority interest in net loss of consolidated subsidiaries		—		(823)		—	—
Other		(7,812)		(14,046)		(14,133)	(13,654)

Sub-total		(58,371)		(20,030)		(25,724)	(24,852)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004	2004
				In thousands
				of U.S. dollars
	In millions of Korean won			(Note 2)
Changes in assets and liabilities related to operating activities:
Accounts receivable—trade	(277,685)	(159,160)	(170,891)	(165,096)
Accounts receivable—other	224,640	(48,789)	(552,343)	(533,613)
Inventories	39,092	(4,056)	(20,982)	(20,271)
Other current assets	(30,764)	(30,417)	(5,549)	(5,360)
Accounts payable	614,005	(396,700)	(90,977)	(87,892)
Income taxes payable	12,946	(11,597)	(125,430)	(121,177)
Accrued expenses	67,026	24,385	(26,622)	(25,719)
Current portion of facility deposits	3,801	(3,418)	2,580	2,493
Other current liabilities	125,767	49,194	22,608	21,841
Deferred income taxes	81,963	120,879	78,356	75,699
Severance indemnity payments	(20,378)	(24,516)	(27,582)	(26,647)
Deposits for group severance indemnities and other deposits	(43,521)	(24,727)	(19,489)	(18,828)
Transfer of accrued severance indemnities from affiliates and related companies	—	955	—	—

Sub-total	796,892	(507,967)	(936,321)	(904,570)

Net Cash Provided by Operating Activities	4,267,815	3,328,770	2,516,052	2,430,733

	2002		2003		2004		2004
							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term financial instruments	(Won)	231,219	(Won)	95,123	(Won)	90,034	$86,981
Decrease (increase) in trading securities		(103,256)		(137,618)		240,204	232,059
Decrease (increase) in short-term loans		24,474		(8,533)		33,019	31,899
Decrease (increase) in long-term bank deposits		21		(350)		(9,999)	(9,660)
Proceeds from sale of current portion of long-term investment securities		—		70,267		85,861	82,949
Proceeds from sale of long-term investment securities		1,084,945		762,896		17,658	17,059
Proceeds from sale of equity securities accounted for using the equity method		53,230		3,510		1,023	988
Decrease in long-term loans		19,920		9,980		4,746	4,585
Decrease in guarantee deposits		77,490		67,410		22,096	21,347
Proceeds from disposal of property and equipment		23,211		12,828		10,116	9,773
Proceeds from disposal of intangible assets		1,198		2,248		2,291	2,213
Acquisition of long-term investment securities		(2,062,355)		(437,076)		(54,132)	(52,296)
Acquisition of equity securities accounted for using the equity method		(208,913)		(7,158)		(21,086)	(20,371)
Increase in long-term loans		(24,376)		(15,578)		(35,291)	(34,094)
Increase in guarantee deposits		(55,986)		(88,223)		(40,957)	(39,568)
Increase in other non-current assets		(22,022)		(3,332)		(46,556)	(44,976)
Acquisition of property and equipment		(2,024,655)		(1,647,639)		(1,631,941)	(1,576,602)
Acquisition of intangible assets		(77,580)		(56,745)		(72,376)	(69,922)
Acquisition of minority interest		—		(36,442)		(64,247)	(62,068)

Net Cash Used in Investing Activities		(3,063,435)		(1,414,432)		(1,469,537)	(1,419,704)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004
							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	(Won)	91,942	(Won)	108,669	(Won)	—	$—
Issuance of bonds payable		1,166,451		688,737		1,205,727	1,164,841
Increase in long-term borrowings		24,682		13,532		—	—
Payment of short-term borrowings		(578,696)		(12,087)		(359,133)	(346,955)
Payment of current portion of long-term debt		(719,779)		(939,176)		(1,370,611)	(1,324,134)
Repayment of bonds payable		—		—		(5,068)	(4,896)
Payment of dividends		(58,716)		(151,739)		(478,318)	(462,098)
Decrease in facility deposits		(25,278)		(2,654)		(12,757)	(12,324)
Transaction of currency swap and currency forward		—		—		2,821	2,725
Net increase in treasury stock		(1,351,243)		(1,379,337)		(2)	(2)
Increase in minority interest in equity of consolidated subsidiaries		17,405		22,278		45,065	43,537
Other		15,035		(609,262)		3,706	3,579

Net Cash Used in Financing Activities		(1,418,197)		(2,261,039)		(968,570)	(935,727)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		10,654		72		(24,803)	(23,962)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(203,163)		(346,629)		53,142	51,340
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		867,280		664,117		317,488	306,722

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	664,117	(Won)	317,488	(Won)	370,630	$358,062

Cash paid for interest (net of amounts capitalized)	(Won)	248,234	(Won)	328,890	(Won)	264,224	$255,264

Cash paid for income taxes	(Won)	693,999	(Won)	675,122	(Won)	679,262	$656,228

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

     The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars was made at the rate of (Won)1,035.10 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2004. Such conversion into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and subsidiaries’ financial position or results of operations, is not presented in the accompanying consolidated financial statements.

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

     Effective January 1, 2004, SK Telecom China, Ltd. is included in the consolidation of the accompanying financial statements as its total assets at the beginning of the fiscal year were more than (Won)7 billion, in accordance with Korean GAAP. As allowed under Korean GAAP, the financial statements of prior years have not been restated to include the financial statements of this entity.

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

d.	Allowance for Doubtful Accounts

     An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

     Activity in the allowance for doubtful accounts receivable—trade for 2002, 2003 and 2004 is as follows (in millions of Korean won):

	2002		2003		2004
Beginning balance	(Won)	81,681	(Won)	60,542	(Won)	65,327
Increase in allowance from newly consolidated subsidiaries		2,056		—		—
Additions		22,281		22,378		29,181
Reductions		(45,476)		(17,593)		(23,418)

Ending balance	(Won)	60,542	(Won)	65,327	(Won)	71,090

e.	Inventories

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

     Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, total assets of the Company and its subsidiaries as of December 31, 2003 and net income for the year then ended would have increased by (Won)20,345 million and (Won)14,303 million (net of income tax effect of (Won)6,042 million), respectively. For the year ended December 31, 2002, the Company capitalized financing cost amounting to (Won)14,830 million related to the manufacture or construction of property and equipment.

i.	Intangible Assets

     Intangible assets are stated at cost less amortization computed using the straight-line method over 4 to 20 years.

     With its application for a license to provide IMT services, the Company has a commitment to pay (Won)1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into the Company on May 1, 2003, paid (Won)650,000 million in March 2001 and the Company is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.20% as of December 31, 2004). The future payment obligations are (Won)90,000 million in 2007, (Won)110,000 million in 2008, (Won)130,000 million in 2009, (Won)150,000 million in 2010 and (Won)170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial.

     Through 2002, interest expense and other financing charges for borrowings related to the purchase of intangible assets were capitalized until the assets were put in use. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the accounting policy for capitalization of interest to charge such interest and other financing charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of intangible assets of the Company as of December 31, 2003 and net income for the year then ended would have increased by (Won)25,594 million and (Won)17,993 million (net of income tax effect of (Won)7,601 million), respectively. For the year ended December 31, 2002, the Company and its subsidiaries capitalized financing costs amounting to (Won)69,372 million related to intangible assets. Changes in intangible assets for 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Beginning balance	(Won)	3,816,373	(Won)	3,721,235	(Won)	3,674,944
Additions:
IMT license		(40,393)		—		—
Other		144,180		175,793		184,235
Reductions:
Amortization		(187,218)		(214,809)		(332,020)
Write-off		(6,669)		—		(42)
Disposal		(5,038)		(7,275)		(4,214)

Ending balance	(Won)	3,721,235	(Won)	3,674,944	(Won)	3,522,903

j.	Convertible Bonds

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

     The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, where the beneficiaries are their employees, totaling (Won)120,413 million, (Won)144,861 million and (Won)164,643 million as of December 31, 2002, 2003 and 2004, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

     In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to (Won)6,860 million, (Won)6,229 million and (Won)5,687 million as of December 31, 2002, 2003 and 2004, respectively, are deducted from accrued severance indemnities. Changes in accrued severance indemnities for 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Beginning balance	(Won)	61,620	(Won)	48,519	(Won)	67,824
Provision		49,599		67,693		60,523
Payments to employees		(20,378)		(24,516)		(27,582)
Transfer from affiliated and related companies		—		955		—
Increase in accrued severance indemnities from newly consolidated subsidiaries		1,673		77		—
Deposits for severance indemnities		(43,995)		(24,904)		(19,781)

Ending balance	(Won)	48,519	(Won)	67,824	(Won)	80,984

     In addition, the Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year ending December 31,
2005	(Won)	2,225
2006		—
2007		976
2008		166
2009		951
2010~2014		7,612

Total	(Won)	11,930

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

     The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of (Won)194,332 million, (Won)235,551 million and (Won)267,107 million for the years ended December 31, 2002, 2003 and 2004, respectively, and external research and development costs of (Won)58,974 million, (Won)64,893 million and (Won)69,016 million for the years ended December 31, 2002, 2003 and 2004, respectively.

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

u.	Accounting for Foreign Currency Transactions and Translation

     The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were (Won)1,200=US$1, (Won)1,197=US$1 and (Won)1,043=US$1 at December 31, 2002, 2003 and 2004, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

     On January 1, 2003, the Company and its subsidiaries adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, the Company and its subsidiaries reclassified the accounts relating to securities as explained in Note 2-(f), and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in Notes 2-(h) and 2-(i). If financing costs had been capitalized, net income of the Company and its subsidiaries for the year ended December 31, 2003 would have increased by (Won)32,296 million (net of income tax effect of (Won)13,643 million). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged to beginning retained earnings as of January 1, 2003.

     On January 1, 2004, the Company and its subsidiaries adopted SKAS No. 10, No. 12 and No. 13. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 or consolidated ordinary income and net income of the Company and its subsidiaries for the year ended December 31, 2004.

3. INVESTMENT SECURITIES

a.	Trading Securities

     Trading securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Acquisition Cost		Fair Value		Carrying Amount
	at December 31,		at December 31,
	2004		2004		2002		2003		2004
Stocks	(Won)	450	(Won)	368	(Won)	—	(Won)	—	(Won)	368
Public bonds		—		—		37		18,499		—
Corporate bonds		—		—		—		4,383		—
Beneficiary certificates		652,372		654,411		754,182		870,335		654,411

Total	(Won)	652,822	(Won)	654,779	(Won)	754,219	(Won)	893,217	(Won)	654,779

b.	Long-term Investment Securities

     Long-term investment securities at of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Available-for-sale equity securities	(Won)	1,334,197	(Won)	824,392	(Won)	896,508
Available-for-sale debt securities		12,500		14,315		5,158
Held-to-maturity securities		118,267		126,347		50,144

Total		1,464,964		965,054		951,810
Less current portion		(70,267)		(85,861)		(3,709)

Long-term portion	(Won)	1,394,697	(Won)	879,193	(Won)	948,101

b-(1).	Available-for-sale Equity Securities

     Available-for-sale equity securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, except for share data):

Ownership	Acquisition	Unrealized	Carrying Amount
Percentage (%)	Cost at	Fair Value	Gain (Loss)
Number of	at Dec. 31,	Dec. 31,	at Dec. 31,	at Dec. 31,
Shares	2004	2004	2004	2004	2002	2003	2004
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	(Won)	5,781	(Won)	2,023	(Won)	(3,758)	(Won)	2,428	(Won)	2,847	(Won)	2,023
Hanaro Telecom Inc.	22,090,000	4.8	121,676	71,019	(50,657)	49,586	26,838	71,019
Korea Radio Wave Basestation Management	234,150	4.5	1,171	2,178	1,007	2,693	2,669	2,178
POSCO Corporation	2,481,310	2.7	332,662	464,005	131,343	—	404,454	464,005
KT Corporation	—	—	—	—	—	730,602	—	—
INNOTG Co., Ltd.	594,737	3.9	1,695	152	(1,543)	—	—	152
SINJISOFT Corporation	78,000	2.3	130	590	460	—	—	590
SK Securities Co., Ltd.	3,608,856	1.1	5,551	2,418	(3,133)	5,052	1,877	2,418

sub-total	468,666	73,719	790,361	438,685	542,385

(Investments in non-listed companies)
Powercomm Co., Ltd.	7,500,000	5.0	240,243	71,565	(168,678)	240,243	68,407	71,565
Real Telecom Co., Ltd.	398,722	8.3	5,981	(note c)	—	5,981	5,981	—
Japan MBCO	54,000	7.3	27,332	(note a)	—	27,209	42,517	27,332
Enterprise Networks Co., Ltd.	423,244	4.0	14,438	(note c)	—	14,438	14,438	—
SK Life Insurance Co., Ltd.	4,702,000	8.7	14,890	(note a)	—	14,890	14,890	14,890
Eonex Technologies Inc.	144,000	14.1	3,600	(note a)	2,011	4,593	4,593	4,593
WideThan Co., Ltd.	2,000,000	14.3	1,000	(note a)	(27)	—	3,188	3,188
Other	123,396	(notes a and b)	—	43,971	38,475	36,149

sub-total	430,879	(166,694)	346,732	189,301	157,717

(Investments in funds)
Korea IT Fund	(note a)	—	190,000	190,000	190,000
Others	(notes a and b)	—	7,104	6,406	6,406

sub-total	—	197,104	196,406	196,406

Total	(Won)	92,975	(Won)	1,334,197	(Won)	824,392	(Won)	896,508

(note a)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. and WiderThan Co., Ltd. were reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003 and 2004, respectively, as the Company’s ownership in such investees decreased to less than 20%. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note b)	Due to the impairment of their investments in common stock of CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea in 2003 and Mobilewelcom Co., Ltd., CXP Inc., LoveHunt Inc. and others in 2004, the Company and certain subsidiaries recorded impairment losses of (Won)5,749 million and (Won)2,580 million for the years ended December 31, 2003 and 2004, respectively.

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of (Won)20,419 million for the year ended December 31, 2004.

     The net unrealized loss on investments in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc., Korea Radio Wave Basestation Management and SK Securities Co., Ltd. as of December 31, 2002 totaling (Won)104,117 million, the net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc., Korea Radio Wave Basestation Management, SK Securities Co., Ltd. and POSCO Corporation as of December 31, 2003 totaling (Won)11,213 million and, the net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc., Korea Radio Wave Basestation Management, POSCO Corporation, SK Securities Co., Ltd., INNOTG Co., Ltd. and SINJISOFT Corporation as of December 31, 2004 totaling (Won)73,719 million, were recorded as a capital adjustment.

     On May 23, 2002, the Company acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for (Won)1,609 billion as a result of participation in the privatization of KT Corporation. The Company sold all of these shares on December 30, 2002 and January 10, 2003, under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The investments in 14,353,674 shares of KT Corporation’s common stock as of December 31, 2002, which were not sold until January 10, 2003, were reported at the agreed sales price ((Won)50,900 per share) with unrealized losses amounting to (Won)44,496 million reported as impairment losses in the year ended December 31, 2002, as the decline in the carrying value was not recoverable.

     The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flow, and the unrealized loss on valuation of investments amounting to (Won)171,836 million and (Won)168,678 million as of December 31, 2003 and 2004, respectively, were recorded as a capital adjustment.

b-(2).	Available-for-sale Debt Securities

     Available-for-sale debt securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

		Acquisition		Carrying Amount
		Cost at
		December 31,
	Maturity	2004		2002		2003		2004
Public bonds	(note a)	(Won)	1,328	(Won)	586	(Won)	971	(Won)	1,328
Convertible bonds of Real Telecom Co., Ltd.	March 2004		10,655		9,514		9,514		—
Convertible bonds of Eonex Technologies, Inc. (1st)	May 2003		—		2,000		—		—
Convertible bonds of Eonex Technologies, Inc. (3rd)	January 2005		3,600		—		3,600		3,600
Other			230		400		230		230
Total					12,500		14,315		5,158
Less current portion of available-for-sale debt securities					(2,000)		(9,514)		(3,700)

Long-term available-for-sale debt securities				(Won)	10,500	(Won)	4,801	(Won)	1,458

(note a)	The maturities of public bonds as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

Maturity	2002		2003		2004
Within five years	(Won)	583	(Won)	857	(Won)	904
Within ten years		3		114		424

	(Won)	586	(Won)	971	(Won)	1,328

     The convertible bonds of Real Telecom Co., Ltd. with a principal amount of (Won)10,655 million can be converted into 371,018 shares of common stock of Real Telecom Co., Ltd. at (Won)28,721 per share over the period from September 29, 2004 to March 28, 2007. If such bonds are converted, the Company’s equity interest in Real Telecom Co., Ltd. will increase to 14.8%. Meanwhile, due to the impairment in such bonds, the Company recorded an impairment loss of (Won)10,655 million for the year ended December 31, 2004.

     The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of (Won)3,600 million could be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at (Won)75,000 per share over the period from July 30, 2003 to January 29, 2005. Such bonds were all repaid at the maturity date.

b-(3).	Held-to-maturity Securities

     Held-to-maturity securities as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

		Acquisition		Carrying Amount
		Cost at
		December 31,
	Maturity	2004		2002		2003		2004
Public bonds	(note a)	(Won)	144	(Won)	—	(Won)	—	(Won)	144
Subordinated bonds of SK Life Insurance Co., Ltd.	April 2006		50,000		50,000		50,000		50,000
Subordinated bonds of Nate First Special Purpose Company	June 2003		—		40,506		—		—
Subordinated bonds of Nate Second Special Purpose Company	December 2003		—		27,761		—		—
Subordinated bonds of Nate Third Special Purpose Company	May 2004		—		—		27,464		—
Subordinated bonds of Nate Fourth Special Purpose Company	September 2004		—		—		25,393		—
Subordinated bonds of Nate Fifth Special Purpose Company	December 2004		—		—		23,490		—

Total					118,267		126,347		50,144
Less current portion of held-to-maturity securities					(68,267)		(76,347)		(9)

Long-term held-to-maturity securities				(Won)	50,000	(Won)	50,000	(Won)	50,135

(note a)	The maturities of public bonds as of December 31, 2004 is as follows (in millions of Korean won):

Maturity	2004
Within one year	(Won)	9
Within five years		105
Within ten years		30

	(Won)	144

     On June 20, 2002, December 3, 2002, May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold (Won)631,447 million, (Won)650,641 million, (Won)577,253 million, (Won)549,256 million and (Won)498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to supplement the creditworthiness of bonds issued by them. All such subordinated bonds were repaid in 2003 and 2004.

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

     Equity securities accounted for using the equity method as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, except for share data):

		Ownership
	Number of	Percentage	Acquisition		Net Asset			Carrying Amount
	Shares at	(%) at	Cost at		Value at
	December 31,	December 31,	December 31,		December 31,
	2004	2004	2004		2004			2002		2003		2004
SK C&C Co., Ltd.	300,000	30.0	(Won)	19,071	(Won)	196,208		(Won)	39,687	(Won)	92,844	(Won)	201,484
STIC Ventures Co., Ltd.	1,600,000	24.1		8,000		7,477			6,885		7,086		7,477
Eonex Technologies, Inc.	—	—		—		—	(note a)		4,615		—		—
WiderThan Co., Ltd.	—	—		—		—	(note b)		1,750		3,188		—
VCASH Co., Ltd.	—	—		—		—	(note c)		2,232		1,048		—
Skytel Co., Ltd.	1,756,000	28.6		2,159		3,713			2,576		3,401		3,713
SK China Company Ltd.	28,160	20.7		3,195		1,915			3,482		1,683		830
SKT-QC Wireless Development Fund		50.0		6,540		5,146			5,993		5,901		5,146
SKT-HP Ventures, LLC		50.0		6,415		5,281			5,990		5,960		5,281
CDMA Mobile Phone Center		50.0		45,687		25,117			—		49,444		25,117
TU Media Corp.	7,800,000	28.5		39,000		34,592	(note d)		—		—		34,592
SK USA, Inc.	49	49.0		3,184		3,056	(note e)		3,184		3,184		3,056
Aircross Co., Ltd.	600,000	38.1		300		940	(note e)		300		300		940
DSS Mobile Communications Ltd.	—	—		—		—	(note f)		—		—		—
Other investments in affiliates				16,893			(note g)		4,553		9,670		16,392

Total								(Won)	81,247	(Won)	183,709	(Won)	304,028

(note a)	As the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003.

(note b)	As the Company’s ownership in WiderThan Co., Ltd. decreased to 14.3% from 20% in 2004, investments in common stock of WiderThan Co., Ltd. are reclassified to available-for-sale securities in 2004.

(note c)	The investments in common stock of VCASH Co., Ltd. were sold to Korea Railway Transportation Promotion Foundation in 2004.

(note d)	As the Company’s ownership in TU Media Corp. decreased from 100% to 28.5% in 2004, TU Media Corp. was excluded from the consolidation, effective January 1, 2004. And, the investment in common stock of TU Media Corp. are accounted for using the equity method of accounting.

(note e)	As their total assets at the beginning of 2004 were over (Won)7 billion, effective January 1, 2004, investments in equity securities of SK USA, Inc. and Aircross Co., Ltd. are accounted for using the equity method of accounting.

(note f)	DSS Mobile Communication Ltd., an Indian company, has a negative capital since March 31, 1998 and the investment in common stock of DSS Mobile Communication Ltd. were sold in 2004.

(note g)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited, UNISK Information Technology Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2004 were less than (Won)7 billion.

     Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

For the Year Ended December 31, 2002
Equity in
Capital
Equity in	Equity in	Surplus and
Beginning	Earnings	Retained	Capital	Dividends	Ending
Balance	Acquisition	(Losses)	Earnings	Adjustments	Received	Decrease	Balance
SK C&C Co., Ltd.	(Won)	43,475	(Won)	—	(Won)	3,401	(Won)	—	(Won)	(6,589)	(Won)	(600)	(Won)	—	(Won)	39,687
STIC IT Venture Capital	8,038	—	(1,137)	—	(16)	—	—	6,885
Eonex Technologies, Inc. (note a)	3,600	—	(996)	—	2,011	—	—	4,615
WiderThan Co., Ltd. (note a)	1,000	—	750	—	—	—	—	1,750
VCASH	3,417	—	(1,192)	—	7	—	—	2,232
Skytel Co., Ltd.	2,352	675	29	—	(480)	—	—	2,576
SK China Co., Ltd.	3,869	—	(21)	—	(366)	—	—	3,482
SKT QC Wireless Development Fund, LLC	6,540	—	(9)	—	(538)	—	—	5,993
SKT-HP Ventures, LLC	6,415	—	(12)	—	(413)	—	—	5,990

(Won)	78,706	(Won)	675	(Won)	813	(Won)	—	(Won)	(6,384)	(Won)	(600)	(Won)	—	(Won)	73,210

(note a)	As their total assets at the beginning of 2002 were over (Won)7 billion, effective January 1, 2002, investments in equity securities of Eonex Technologies, Inc. and WiderThan Co., Ltd. are accounted for using the equity method of accounting.

	For the Year Ended December 31, 2003
									Equity in
							Equity in		Capital
					Equity in		Retained		Surplus and				Decrease
	Beginning				Earnings		Earning		Capital		Dividend		(Notes c		Ending
	Balance		Acquisition		(Losses)		(Note b)		Adjustments		Received		and d)		Balance
SK C&C Co., Ltd.	(Won)	39,687	(Won)	—	(Won)	7,962	(Won)	—	(Won)	45,795	(Won)	(600)	(Won)	—	(Won)	92,844
STIC Ventures Co., Ltd.		6,884		—		44		(3)		161		—		—		7,086
Eonex Technologies, Inc.		4,615		—		(22)		—		—		—		(4,593)		—
WiderThan Co., Ltd.		1,750		—		1,465		—		(27)		—		—		3,188
VCASH Co., Ltd.		2,232		—		(1,353)		(30)		199		—		—		1,048
Skytel Co., Ltd.		2,576		—		694		—		152		(21)		—		3,401
SK China Co., Ltd.		3,482		—		(1,864)		—		65		—		—		1,683
SK-QC Wireless Development Fund		5,993		—		(79)		—		(13)		—		—		5,901
SKT-HP Ventures, LLC		5,990		—		17		—		(47)		—		—		5,960
CDMA Mobile Phone Center (note a)		63,354		—		(13,839)		—		—		—		(71)		49,444

	(Won)	136,563	(Won)	—	(Won)	(6,975)	(Won)	(33)	(Won)	46,285	(Won)	(621)	(Won)	(4,664)	(Won)	170,555

(note a)	As its total assets at the beginning of 2003 were over (Won)7 billion, effective January 1, 2003, investment in equity securities of CDMA Mobile Phone Center held by SLD Telecom PTE Ltd., a overseas subsidiary of the Company, is accounted for using the (note a) equity method of accounting.

(note b)	Effective January 1, 2003, the Company’s investees including STIC Ventures Co., Ltd. and VCASH Co., Ltd., adopted SKAS No. 3, “Intangible Assets”. This statement requires that organization cost be charged to expenses as incurred and the unamortized organization costs at January 1, 2003 be offset against the beginning retained earnings. To reflect the Company’s portion of the decrease in the beginning retained earnings of the investees, the Company reduced its beginning retained earnings of 2003.

(note c)	Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

(note d)	The decrease in investments in equity securities of CDMA Mobile Phone Center represents a translation loss incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd., a overseas subsidiary of the Company, which makes investments in CDMA Mobile Phone Center, into Korean won.

	For the Year Ended December 31, 2004
							Equity in
							Capital
					Equity in		Surplus and				Decrease
	Beginning				Earnings		Capital		Dividend		(Notes b		Ending
	Balance		Acquisition		(Losses)		Adjustments		Received		and c)		Balance
SK C&C Co., Ltd.	(Won)	92,844	(Won)	—	(Won)	13,322	(Won)	95,918	(Won)	(600)	(Won)	—	(Won)	201,484
STIC Ventures Co., Ltd.		7,086		—		(123)		514		—		—		7,477
WiderThan Co., Ltd.		3,188		—		—		—		—		(3,188)		—
VCASH Co., Ltd.		1,048		—		(657)		—		—		(391)		—
Skytel Co., Ltd.		3,401		—		1,070		(603)		(155)		—		3,713
SK China Co., Ltd.		1,683		—		(595)		(258)		—		—		830
SK-QC Wireless Development Fund		5,901		—		4		(759)		—		—		5,146
SKT-HP Ventures, LLC		5,960		—		62		(741)		—		—		5,281
CDMA Mobile Phone Center		49,444		5,979		(21,651)		—		—		(8,655)		25,117
TU Media Corp.		38,681		—		(4,213)		124		—		—		34,592
SK USA, Inc. (note a)		3,184		—		168		(296)		—		—		3,056
Aircross Co., Ltd. (note a)		300		—		659		(19)		—		—		940

	(Won)	212,720	(Won)	5,979	(Won)	(11,954)	(Won)	93,880	(Won)	(755)	(Won)	(12,234)	(Won)	287,636

(note a)	As their total assets at the beginning of 2004 were over (Won)7 billion, effective January 1, 2004, investments in equity securities of SK USA, Inc. and Aircross Co., Ltd. are accounted for using the equity method of accounting.

(note b)	As the Company’s ownership in WiderThan Co., Ltd. decreased to 14.3% from 20% in 2004, investments in common stock of WiderThan Co., Ltd. are reclassified to available-for-sale securities in 2004.

(note c)	SLD Telecom PTE Ltd. (“SLD”), an oversea subsidiary of the Company, accounted for the in-kind contribution of network equipment to CDMA Mobile Phone Center as an increase in the investment securities and the reimbursement in the amount equal to depreciation of such network equipment in accordance with the Business Co-Operation Contract between SLD and Saigon Post and Telecommunication Service Corp., a Vietnamese counterparty, was accounted for as a decrease in the investment. During the year ended December 31, 2004, SLD got such reimbursement of (Won)4,046 million from CDMA Mobile Phone Center and decreased the investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of (Won)4,609 million incurred from translating the foreign currency financial statement of SLD Telecom PTE Ltd. into Korean won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

5. LOANS TO EMPLOYEES

     Short-term and long-term loans to employees as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Loans to employees’ stock ownership association	(Won)	45,906	(Won)	33,788	(Won)	22,546
Loans to employees for housing and other (3 - 4%)		10,556		8,587		8,859

	(Won)	56,462	(Won)	42,375	(Won)	31,405

6. PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Useful Lives
	(Years)	2002		2003		2004
Land		(Won)	439,915	(Won)	449,377	(Won)	466,459
Buildings and structures	15, 30		977,045		1,081,134		1,445,593
Machinery	3-6		6,998,088		8,440,624		9,584,526
Vehicles	3-4		19,368		19,741		21,710
Other	3-4		878,006		794,495		791,829
Construction in progress			352,932		323,490		138,002

Total			9,665,354		11,108,861		12,448,119
Less accumulated depreciation			(5,095,937)		(6,467,314)		(7,744,197)

Property and equipment, net		(Won)	4,569,417	(Won)	4,641,547	(Won)	4,703,922

     The government’s declared standard value of land owned as of December 31, 2002, 2003 and 2004 are (Won)356,360 million, (Won)396,103 million and (Won)404,385 million, respectively.

     Details of changes in property and equipment for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance
Land	(Won)	439,915	(Won)	6,381	(Won)	(4,793)	(Won)	7,874	(Won)	—	(Won)	449,377
Buildings and structures		778,832		9,393		(4,599)		100,341		(40,166)		843,801
Machinery		2,475,663		125,332		(4,996)		1,360,240		(1,285,271)		2,670,968
Vehicles		6,353		1,012		(123)		63		(3,137)		4,168
Other		515,722		861,333		(4,329)		(916,464)		(106,519)		349,743
Construction in progress		352,932		644,188		—		(673,630)		—		323,490

Total	(Won)	4,569,417	(Won)	1,647,639	(Won)	(18,840)	(Won)	(121,576)	(Won)	(1,435,093)	(Won)	4,641,547

	For the Year Ended December 31, 2004
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance
Land	(Won)	449,377	(Won)	3,395	(Won)	(2,684)	(Won)	16,372	(Won)	—	(Won)	466,460
Buildings and structures		843,801		7,239		(7,849)		366,296		(42,945)		1,166,542
Machinery		2,670,968		108,238		(8,098)		1,143,335		(1,271,336)		2,643,107
Vehicles		4,168		3,744		(425)		674		(3,370)		4,791
Other		349,743		740,752		(5,481)		(697,135)		(102,859)		285,020
Construction in progress		323,490		768,573		(756)		(953,305)		—		138,002

Total	(Won)	4,641,547	(Won)	1,631,941	(Won)	(25,293)	(Won)	(123,763)	(Won)	(1,420,510)	(Won)	4,703,922

7. INTANGIBLE ASSETS

     Intangible assets as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Acquisition			Accumulated		Accumulated	Carrying Amounts
	Cost at			Amortization at		Impairment at
	December 31,			December 31,		December 31,
	2004			2004		2004	2002		2003		2004
Goodwill	(Won)	2,401,306	(Won)	(406,897)	(Won)	(70)	(Won)	2,255,868	(Won)	2,129,980	(Won)	1,994,339
Frequency use rights		1,267,053		(103,734)		—		1,259,253		1,251,278		1,163,319
Software development costs		228,757		(122,301)		(501)		91,337		137,810		105,955
Other		490,625		(229,909)		(1,426)		114,777		155,876		259,290

	(Won)	4,387,741	(Won)	(862,841)	(Won)	(1,997)	(Won)	3,721,235	(Won)	3,674,944	(Won)	3,522,903

     Details of changes in intangible assets for the years ended December 31, 2003 and 2004 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Balance
Goodwill	(Won)	2,255,868	(Won)	9,374	(Won)	—	(Won)	(111)	(Won)	(135,151)	(Won)	2,129,980
Software development costs		91,337		26,665		—		56,512		(36,704)		137,810
Frequency use rights		1,259,253		—		—		—		(7,975)		1,251,278
Other		114,777		28,982		(7,275)		54,371		(34,979)		155,876

	(Won)	3,721,235	(Won)	65,021	(Won)	(7,275)	(Won)	110,772	(Won)	(214,809)	(Won)	3,674,944

	For the Year Ended December 31, 2004
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance
Goodwill	(Won)	2,129,980	(Won)	647	(Won)	—	(Won)	—	(Won)	(136,288)	(Won)	—	(Won)	1,994,339
Software development costs		137,810		6,235		(3,349)		10,545		(45,244)		(42)		105,955
Frequency use rights		1,251,278		—		—		7,800		(95,759)		—		1,163,319
Other		155,876		65,494		(865)		93,514		(54,729)		—		259,290

	(Won)	3,674,944	(Won)	72,376	(Won)	(4,214)	(Won)	111,859	(Won)	(332,020)	(Won)	(42)	(Won)	3,522,903

     The book value and residual useful lives of major intangible assets as of December 31, 2004 are as follows (in millions of Korean won):

				Residual
	Amount		Description	Useful Lives
Goodwill	(Won)	1,949,546	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	16 years
Frequency use rights		1,155,575	IMT license received on December 4, 2001	(note)
Software development costs		105,955	Software for business use	1-5 years

(note)	Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

8. BONDS PAYABLE

     Bonds payable as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual Interest
	Year	Rate (%)	2002		2003		2004
Domestic general bonds	2003	5.0-9.9	(Won)	910,000	(Won)	—	(Won)	—
”	2004	5.0-7.0		1,120,000		1,120,000		—
”	2005	6.0		500,000		500,000		500,000
”	2006	5.0-6.0		400,000		800,000		800,000
”	2007	5.0-6.0		700,000		700,000		700,000
”	2008	5.0		—		300,000		300,000
”	2009	5.0		—		—		300,000
”	2011	3.0		—		—		200,000
Dollar denominated bonds
(US$200,078)	2004	7.75		240,173		239,653		—
(US$300,000)	2011	4.25		—		—		313,140
Convertible bonds (US $329,450)	2009	—		—		—		385,885
Bonds with stock purchase warrants (US $4,000)	2006	6M Libor-0.3		4,802		4,791		—

				3,874,975		3,664,444		3,499,025
Less discounts on bonds				(60,467)		(47,553)		(51,467)
Less conversion right adjustments				—		—		(82,245)
Add long-term accrued interest				252		491		24,808

Net				3,814,760		3,617,382		3,390,121
Less portion due within one year				(906,264)		(1,355,514)		(498,278)

Long-term portion			(Won)	2,908,496	(Won)	2,261,868	(Won)	2,891,843

     All of the above bonds will be paid in full at maturities.

     The bonds with stock purchase warrants were issued on December 11, 2001 by PAXNet Co., Ltd., in which the Company purchased a 67.1% interest in December 2002. The stock purchase warrants are detachable and the bonds are unsecured oversea public bonds. These bonds were in full redeemed for cash at the option of the bondholders in 2004, at 114.79% of the principal amount. The stock purchase warrants, however, are still effective and may be exercised at any time after 3 months from the issuance date and up to 1 month before the original maturity date of the bonds. As of December 31, 2004, the exercise price per common stock of PAXNet Co., Ltd. is (Won)5,000.

     On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of (Won)235,625 per share of the Company’s common stock that is greater than market value at the date of issuance and do not change, except under antidilution protection, subject to certain redemption rights. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2004 is 1,644,978 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9. LONG-TERM BORROWINGS

     Long-term borrowings denominated in foreign currency as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Final	Annual
Lender	Maturity Year	Interest Rate (%)	2002		2003		2004
Korea Development Bank	2004	3M Libor + 3.45	US$	13,434	US$	4,478	US$	—
Woori Bank	2005	Floating rate + 0.2		6,815		4,089		—

Total in foreign currency			US$	20,249	US$	8,567	US$	—

Equivalent in Korean won			(Won)	24,307	(Won)	10,262	(Won)	—
Less portion due within one year				(14,023)		(8,629)		—

Long-term portion			(Won)	10,284	(Won)	1,633	(Won)	—

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

     Long-term subscription guarantee deposits by service type held as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service type	Subscriber		2002		2003		2004
Cellular	(Won)	200,000	(Won)	46,850	(Won)	44,197	(Won)	31,440

     The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their subscription deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

11. LEASES

     The Company and its subsidiaries lease certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were (Won)428 million, (Won)250 million and (Won)37 million, respectively. For the year ended December 31, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.

     The Company and its subsidiaries leased certain machinery and equipment under an operating lease and the related lease expenses for the years ended December 31, 2002, 2003 and 2004 were (Won)7,649 million, (Won)1,774 million and (Won)261 million, respectively. These operating leases were terminated in 2004.

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

	Foreign Currencies						Korean won Equivalent
	2002		2003		2004		2002		2003		2004
Cash and cash equivalents	US$	46,025	US$	24,407	US$	4,875	(Won)	55,247	(Won)	29,234	(Won)	5,088
		¥12		¥8		¥6		—		—		—
	EUR	2	EUR	17		—		3		26		—
		—	GBP	5		—		—		10		—
Short-term financial instruments	US$	35,281	US$	31,492		—		42,351		37,721		—
Accounts receivable—trade	US$	19,477	US$	8,627	US$	19,284		23,382		10,333		20,129
		¥240	SG$	743		—		2		522		—
Accounts receivable—other	US$	9,639	US$	12,844	US$	2,989		11,571		15,385		3,120
Guarantee deposits	US$	187	US$	193	US$	142		225		232		149
		—		¥16,337		¥15,756		—		183		159

Total assets							(Won)	132,781	(Won)	93,646	(Won)	28,645

	Foreign Currencies						Korean won Equivalent
	2002		2003		2004		2002		2003		2004
Accounts payable—trade	US$	23,975	US$	15,432	US$	17,406	(Won)	28,779	(Won)	18,485	(Won)	18,169
		¥1,198,724		¥555,277		¥26,240		12,141		6,217		266
	EUR	180		—		—		227		—		—
Short-term borrowings	US$	32,928	US$	26,853	US$	19,392		39,526		32,164		20,241
		¥2,603,467		¥2,255,431		¥438,499		26,370		25,252		4,438
		—	EUR	7	EUR	207		—		10		294
		—		—	GBP	260		—		—		522
Accounts payable—other	US$	37,228	US$	35,759	US$	13,539		44,689		42,832		14,132
		¥229,641		¥20,606		¥60,678		2,326		231		614
	HK$	825	HK$	267	HK$	217		127		41		29
	CNY	61	CNY	140	CNY	1		9		20		—
	GBP	1	GBP	304	GBP	118		1		648		237
	SG$	24	SG$	5	SG$	5		17		3		3
	EUR	8	EUR	10	EUR	348		11		15		495
	AU$	1	AU$	1		—		1		1		—
		—	CHF	4		—		—		4		—
Accrued expenses		—	US$	71	US$	84		—		86		88
		—		¥1,300		—		—		15		—
		—	EUR	23		—		—		1		—
Obligation under capital leases including current portion	US$	482	US$	101		—		578		121		—

Total liabilities							(Won)	154,802	(Won)	126,146	(Won)	59,528

13. CAPITAL STOCK AND CAPITAL SURPLUS

     The Company’s outstanding capital stock consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	89,152,670	82,276,711	82,276,711
Outstanding shares, net of treasury stock	79,842,063	73,614,308	73,614,296

     The number of authorized shares of preferred stock as of December 31, 2004 is 5,500,000 shares, none of which is outstanding as of December 31, 2004.

     Significant changes in common stock and capital surplus in 2002, 2003 and 2004 are as follows (in millions of Korean won, except for share data):

	Number of
	Shares Issued	Common Stock		Capital Surplus
At January 1, 2002	89,152,670	(Won)	44,576	(Won)	3,449,698
Excess unallocated purchase price (note a)	—		—		(647,025)
Gain on disposal of treasury stock (note b)	—		—		81,984
Equity in capital surplus changes of affiliates	—		—		(275)

At December 31, 2002	89,152,670		44,576		2,884,382
Excess unallocated purchase price (note a)	—		—		(230)
Retirement of treasury stock (note c)	(7,002,235)		—		—
Issuance of common stock for the merger with SK IMT Co., Ltd. (note d)	126,276		63		31,809
Gain on disposal of investments in common stock of subsidiary	—		—		58
Equity in capital surplus changes of affiliates	—		—		(4,463)

At December 31, 2003	82,276,711		44,639		2,911,556
Excess unallocated purchase price (note a)	—		—		(77)
Considerations for conversion right (note e)	—		—		67,279
Equity in capital surplus changes of affiliates	—		—		(10,457)

At December 31, 2004	82,276,711	(Won)	44,639	(Won)	2,968,301

(note a)	The excess unallocated purchase price of (Won)299,121 million for the additional 19.2% equity interest acquired in 2001 and (Won)647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were deducted from capital surplus, in accordance with Korean GAAP. In addition, during the years ended December 31, 2003 and 2004, the Company paid (Won)230 million and (Won)77 million, respectively, to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The gain on disposal of treasury stock of (Won)81,984 million resulting from the distribution of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002 was recorded as an increase in other capital surplus.

(note c)	The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 3, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note d)	The excess of acquired net assets over the par value of (Won)63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to capital surplus in accordance with Korean GAAP.

(note e)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of (Won)235,625 per share of the Company’s common stock on May 27, 2004 and the considerations for conversion right of (Won)67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2(j)).

14. RETAINED EARNINGS

     Retained earnings as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Appropriated	(Won)	3,379,922	(Won)	4,743,822	(Won)	4,733,936
Unappropriated		1,493,283		396,089		1,418,962

	(Won)	4,873,205	(Won)	5,139,911	(Won)	6,152,898

     The details of appropriated retained earnings as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002		2003		2004
Legal reserve	(Won)	17,200	(Won)	22,288	(Won)	22,320
Reserve for improvement of financial structure		33,000		33,000		33,000
Reserve for business rationalization		169,493		—		—
Reserve for loss on foreign investment		29,192		—		—
Reserve for loss on disposal of treasury stock		240,000		221,197		477,182
Reserve for research and manpower development		365,300		559,198		776,296
Reserve for business expansion		2,525,737		3,908,139		3,425,138

	(Won)	3,379,922	(Won)	4,743,822	(Won)	4,733,936

a.	Legal Reserve

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

15. TREASURY STOCK

     Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,958 shares for (Won)6,108 million through 2003. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for (Won)1,771,507 million through 2003 in order to stabilize the market price of its stock.

     Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for (Won)1,853,643 million.

     On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was (Won)584,646 million.

     On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by (Won)1,008,882 million including the tax effect of (Won)9,373 million, in accordance with the Korean Commercial Laws.

     On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for (Won)525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by (Won)537,138 million including the tax effect of (Won)11,964 million, in accordance with Korean Commercial Laws.

     On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for (Won)2 million which resulted from the merger with SK IMT Co., Ltd.

16. STOCK OPTIONS

     On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of (Won)424,000 per share, 43,290 shares at an exercise price of (Won)211,000 per share and 65,730 shares at an exercise price of (Won)267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was (Won)3 million, were forfeited. During the year ended December 31, 2002 and 2003, there was no forfeited or expired stock options.

     The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of (Won)500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the years ended December 31, 2002, 2003 and 2004, the compensation cost to be recognized for the following period after December 31, 2004 and the outstanding balance of stock option in capital adjustment as of December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Total				Compensation	Stock Option in Capital
	Compensation	Recognized Compensation Cost			Cost to be	Adjustment
Grant Date	Cost	2002	2003	2004	Recognized	2002	2003	2004
March 17, 2000	(Won) 1,533	(Won)511	(Won)128	(Won)—	(Won) —	(Won)1,405	(Won)1,533	(Won)1,533
March 16, 2001	234	79	79	10	—	145	224	234
March 8, 2002	3,246	902	1,082	1,082	180	902	1,984	3,066

	(Won) 5,013	(Won)1,492	(Won)1,289	(Won)1,092	(Won) 180	(Won)2,452	(Won)3,741	(Won)4,833

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

	2002	2003	2004
Pro forma ordinary income (in millions of Koran won)	(Won)2,215,401	(Won)2,751,221	(Won)2,121,238
Pro forma ordinary income per common shares	17,603	26,145	20,234
Pro forma net income (in millions of Korean won)	1,483,784	1,962,986	1,489,542
Pro forma net income per common shares	17,607	26,145	20,234
17. INCOME TAXES
     The provision for income taxes for the years ended December 31, 2002, 2003 and 2004 consists of the following (in millions of Korean won):

	2002	2003	2004
Currently payable	(Won)616,544	(Won)668,180	(Won)551,405
Deferred	81,963	120,879	78,356

Recorded income taxes	(Won)698,507	(Won)789,059	(Won)629,761

     The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the years ended December 31, 2002, 2003 and 2004 (in millions of Korean won):

	2002	2003	2004
Income before income taxes	(Won)2,218,768	(Won)2,754,336	(Won)2,123,175
Additions (deductions):
Allowance for bad debts	(66,940)	2,081	(3,406)
Loss on impairment of investment securities	68,882	(53,161)	7,866
Accrued interest income	(2,107)	(3,096)	(2,133)
Foreign exchange loss	(8,211)	(8,449)	(2,815)
Depreciation	(3,803)	(34,070)	(162,670)
Equity in losses (earnings) of affiliates	(813)	6,975	11,954
Amortization of goodwill	128,662	128,662	128,662
Loss on impairment of tangible assets and intangible assets	8,212	22,459	—
Tax-free reserves	(175,096)	(468,775)	(45,765)
Net operating loss carryforwards	(7,060)	—	(14,750)
Other	101,950	135,324	54,373

Net taxable income	(Won)2,262,444	(Won)2,482,286	(Won)2,094,493

Corporate income taxes at statutory Korean corporate income tax rates of 27%	(Won)612,890	(Won)670,144	(Won)566,280
Tax credit for investments, technology and human resource development and others	(62,974)	(75,149)	(77,490)

Corporate income taxes payable	549,916	594,995	488,790
Resident surtax payable	54,992	59,500	48,879
Special surtax for agriculture and fishery industries and other	11,636	13,685	13,736

Total income taxes currently payable	(Won)616,544	(Won)668,180	(Won)551,405

     The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2002	2003	2004
Income taxes at statutory income tax rate of 27%	(Won)599,067	(Won)743,671	(Won)573,257
Resident surtax payable	59,907	74,367	57,326
Tax credit for investments, technology and human resource development and others	(37,309)	(83,826)	(89,080)
Special surtax for agriculture and fishery industries and other	11,636	13,685	13,736
Goodwill amortization not deductible for tax purpose	38,213	38,213	35,382
Undistributed earnings (unrecognized deficit) of subsidiaries	12,295	(5,909)	11,011
Effect of the change in income tax rate (note a)	—	(20,204)	—
Other permanent differences	1,520	15,327	28,581
Increase (decrease) in valuation allowance	13,178	13,735	(452)

Recorded income taxes	(Won)698,507	(Won)789,059	(Won)629,761

Effective tax rate	31.48%	28.65%	29.66%

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law during 2003, statutory corporate income tax rate including resident surtax is changed from 29.5% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by (Won)20,204 million.

     The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002	2003	2004
Allowance for doubtful accounts	(Won)23,251	(Won)22,039	(Won)19,649
Write-off of doubtful accounts	9,715	9,587	9,764
Trading securities	—	1	(561)
Accrued interest income	(2,902)	(2,026)	(2,463)
Depreciation	12,609	3,712	(40,220)
Loss on disposition of properties	—	—	11,480
Loss on impairment of investment securities	48,588	30,757	32,851
Foreign currency translation loss	3,345	774	—
Equity in losses of affiliates	(5,090)	(6,593)	(12,671)
Unrecognized deficit (undistributed earnings) of subsidiaries	(9,012)	(3,364)	(9,434)
Tax free reserve for research and manpower development	(133,920)	(182,518)	(195,103)
Tax free reserve for loss on disposal of treasury stock	(64,775)	(130,373)	(130,372)
Tax credit carryforwards	—	1,162	5,003
Net operating loss carryforwards	17,290	29,575	25,371
Other	20,851	39,693	18,510

Total deferred tax assets (liabilities)	(80,050)	(187,574)	(268,196)
Valuation allowance for:
Depreciation	(1,081)	—	(5,321)
Net operating loss carryforwards	(17,290)	(29,575)	(24,980)
Other	(6,349)	(8,880)	(7,555)

Net deferred tax assets (liabilities)	(Won)(104,770)	(Won)(226,029)	(Won)(306,052)

     The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries as of December 31, 2004 will expire as follows (in millions of Korean won):

	Net Operating Loss	Tax Credit
Year Ending December 31,	Carryforwards	Carryforwards
2005	(Won) 753	(Won) —
2006	18,567	—
2007	24,611	—
2008	45,373	—
2009	2,953	5,003

Total	(Won) 92,257	(Won) 5,003

18. INCOME PER SHARE
     Net income and ordinary income per share for the years ended December 31, 2002, 2003 and 2004 are computed as follows (in millions of Korean won, except for share data):

	2002	2003	2004
Net income	(Won)1,487,151	(Won)1,966,100	(Won)1,491,479
Weighted average number of common shares outstanding	84,270,450	75,078,219	73,614,297

Net income per share	(Won) 17,647	(Won) 26,187	(Won) 20,261

Ordinary income per share

	2002	2003	2004
Net income	(Won)1,487,151	(Won)1,966,100	(Won)1,491,479
Extraordinary gain	(504)	—	—
Income tax effect of extraordinary gain	149	—	—

Ordinary income	1,486,796	1,966,100	1,491,479
Weighted average number of common shares outstanding	84,270,450	75,078,219	73,614,297

Ordinary income per share	(Won) 17,643	(Won) 26,187	(Won) 20,261

     The weighted average number of common shares outstanding for 2002, 2003 and 2004 is calculated as follows:

			Weighted	Weighted
		Number of	Number	Number of
	Date	Shares	of Days	Shares
For 2002:
At January 1, 2002	—	89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—	(6,159,266)	365/365	(6,159,266)
Distribution of treasury stock for merger with Shinsegi	Jan. 13	2,673,474	349/365	2,556,280
Treasury stock	(note a)	(5,824,815)	—	(1,279,234)

Total		79,842,063		84,270,450

			Weighted	Weighted
		Number of	Number	Number of
	Date	Shares	of Days	Shares
For 2003:
At January 1, 2003	—	89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—	(9,310,607)	365/365	(9,310,607)
Purchase of treasury stock	Jan. 10	(3,809,288)	356/365	(3,715,360)
Purchase of fractional shares	Feb. 3	(52)	332/365	(47)
Purchase of fractional shares	May 1	(91)	233/365	(58)
Issuance of common stock	May 1	126,276	233/365	80,609
Treasury stock	(note a)	(2,544,600)	—	(1,128,988)

Total		73,614,308		75,078,219

For 2004:
At January 1, 2004	—	82,276,711	366/366	82,276,711
Treasury stock, at the beginning	—	(8,662,403)	366/366	(8,662,403)
Purchase of fractional shares	Feb. 20	(12)	316/366	(11)

Total		73,614,296		73,614,297

(note a)	Such treasury stock was acquired or disposed of on several different dates in 2002 and 2003, and the weighted number of shares was calculated according to each transaction date.
     Diluted net income and ordinary income per share amounts for the years ended December 31, 2002, 2003 and 2004 are computed as follows (in millions of Korean won except for share data):

     Diluted net income per share

	2002	2003	2004
Adjusted net income	(Won)1,487,230	(Won)1,966,100	(Won)1,499,026
Adjusted weighted average number of common shares outstanding (note b)	84,277,598	75,078,219	74,596,777

Diluted net income per share	(Won)17,647	(Won)26,187	(Won)20,095

     Diluted ordinary income per share

	2002	2003	2004
Adjusted ordinary income	(Won)1,486,875	(Won)1,966,100	(Won)1,499,026
Adjusted weighted average number of common shares outstanding (note b)	84,277,598	75,078,219	74,596,777

Diluted ordinary income per share	(Won)17,643	(Won)26,187	(Won)20,095

(note b)	In 2002 and 2004, for the calculation of diluted income per share, the weighted average number of common shares outstanding is adjusted for dilutive effects of assuming the exercise of stock options on January 1, 2002 and the conversion of and convertible bonds on May 27, 2004 (see Note 8), respectively. The weighted average number of common shares outstanding for basic and diluted earnings per share calculations are the same for the year ended December 31, 2003 as there is no item that dilutes the earnings per share for that year.

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2002 and 2004 are as follows:
Diluted net income per share

	Average Weighted
	Net Income	Number of Shares	Per-share Amount
	(In Millions of
	Korean Won)		(In Korean Won)
For 2002
Basic net income per share	(Won)1,487,151	84,270,450	(Won) 17,647

Effect of stock option	79	7,148

Diluted net income per share	(Won)1,487,230	84,277,598	(Won) 17,647

For 2004
Basic net income per share	(Won)1,491,479	73,614,297	(Won) 20,261

Effect of convertible bonds	7,547	982,480

Diluted net income per share	(Won)1,499,026	74,596,777	(Won) 20,095

Diluted ordinary income per share

	Average Weighted
	Net Income	Number of Shares	Per-share Amount
	(In Millions of
	Korean Won)		(In Korean Won)
For 2002
Basic ordinary income per share	(Won)1,486,796	84,270,450	(Won) 17,643

Effect of stock option	79	7,148

Diluted ordinary income per share	(Won)1,486,875	84,277,598	(Won) 17,643

For 2004
Basic ordinary income per share	(Won)1,491,479	73,614,297	(Won) 20,261

Effect of convertible bonds	7,547	982,480

Diluted ordinary income per share	(Won)1,499,026	74,596,777	(Won) 20,095

19. DIVIDEND DISCLOSURE
     Details of dividends which were declared for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won except for share data):

		Number of		Face	Dividend
Fiscal Year	Dividend Type	Shares Outstanding		Value	Ratio	Dividends
2002	Cash dividends	84,299,698	(note)	(Won)500	360%	(Won)151,739

2003	Cash dividends	73,614,308		(Won)500	1,100%	(Won)404,878

2004	Cash dividends (interim)	73,614,308		(Won)500	200%	(Won)73,614
	Cash dividends (year-end)	73,614,296		(Won)500	1,860%	(Won)684,613

	Total					(Won)758,227

(note)	4,457,635 shares of the Company’s common stock acquired through the stock exchange with KT Corporation on December 30, 2002 were included in the number of shares outstanding, as the dividend right date was December 27, 2002.
     Dividends payout ratios for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won and %):

	2002	2003	2004
Dividends	(Won) 151,739	(Won) 404,878	(Won) 758,227
Net income	1,487,151	1,966,100	1,491,479

Dividends payout ratio	10.20%	20.59%	50.84%

     Dividends yield ratios for the years ended December 31, 2002, 2003 and 2004 are as follows (in Korean won and %):

	2002	2003	2004
Dividend per share	(Won) 1,800	(Won) 5,500	(Won) 10,300
Stock price at the year-end	229,000	199,000	197,000

Dividends yield ratio	0.79%	2.76%	5.23%

20. COMMITMENTS AND CONTINGENCIES
     a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to (Won)923,995 million. At December 31, 2004, the borrowings under these credit lines were (Won)25,496 million at an average interest rate of approximately 2.09% and the net availability under these credit lines was (Won)898,500 million.
     b. At December 31, 2004, certain short-term financial instruments amounting to (Won)394 million are secured for payment guarantee of accounts payable and other.
     c. At December 31, 2004, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling (Won)51 million.
     d. The Company’s warranty obligations under mobile network system development service contracts with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and Singapore Telecommunications Ltd., a Singapore company, have been guaranteed by Citi Corp. and Chohung Bank within the limit of US$550,000 and SG$117,250, respectively.

     e. PAXNet Co., Ltd., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is a former affiliated company. The outstanding balance of such guarantees as of December 31, 2004 approximated (Won)332 million.
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
21. INSURANCE
     At December 31, 2004, certain of the Company and its subsidiaries’ assets are insured with local insurance companies as follows (in million of Korean won and thousands of U.S. dollars):

Asset	Risk	Book Value	Coverage
Inventories and property and equipment	Fire and		US$ 74,815
	comprehensive liability	(Won)6,606,428	(Won)12,425,032

22. TRANSACTIONS WITH AFFILIATED COMPANIES
     Significant related party transactions and balances with affiliated companies as of and for the years ended December 31, 2002, 2003 and 2004 were as follows (in millions of Korean won):

Description	2002	2003	2004
Transactions
SK Engineering & Construction Co., Ltd.:
Construction (note a)	289,311	324,260	419,871
Commissions paid and other expense	23,981	7,662	6,148
Commission income and other income	678	776	1,348
SK Networks (formerly known as SK Global):
Purchases of property and equipment	11,055	3,853	3,144
Commissions paid, leased line and other expense	83,234	214,101	411,053
Sales of handsets and other income	383,138	491,978	1,177,249
SK Corporation:
Purchases of property and equipment	52	3,831	4,071
Commissions paid and other expense	37,249	35,612	55,921
Commission income and other income	3,201	5,370	8,826
SK Life Insurance Co., Ltd.:
Purchases of property and equipment	—	1,570	29,959
Commissions paid and other expenses	—	1,637	1,630
Commission income and other income	—	761	8,833
Kyocera Corp.:
Purchase of raw materials and other	2,807	7,143	344
Commissions paid and other expenses	—	59	—
Commission income and other income	66,088	14,075	—
SK Group Japan:
Purchase of raw materials for handsets and other expenses	9,784	5,292	—
SK Telesys:
Purchases of property and equipment	187,205	188,111	188,822
Commissions paid and other expenses	1,519	1,717	3,102
Commission income and other income	290	385	879
SKC:
Purchases of inventories	17,260	204,694	899,260
Disposal of inventories and other	50,341	18	—
Commissions paid and other expenses	—	3,120	2,192
Commission income and other income	—	747	584

Description	2002	2003	2004
Innoace:
Purchases of property and equipment	40,884	35,225	23,776
Commissions paid and other expenses	9,454	314	4,337
Commission income and other income	217	8,969	296

Description	2002	2003	2004
WiderThan Co., Ltd.:
Purchases of property and equipment	9,124	22,643	3,780
Commissions paid and other expenses	24,218	49,939	82,380
Commission income and other income	—	665	2,216
SK C&C Co., Ltd.:
Purchases of property and equipment	197,250	182,774	130,243
Commissions paid and other expenses (note b)	231,472	284,319	295,562
Commission income and other income	6,691	8,200	7,918

Description	2002	2003	2004
Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable	241	92	76
Accounts payable	65,773	63,442	135,213
Guarantee deposits received	130	90	408
SK Networks (formerly known as SK Global):
Accounts receivable	84,970	107,782	108,757
Guarantee deposits	113	113	113
Accounts payable	14,792	63,641	20,047
Guarantee deposits received	255	719	955
SK Corporation:
Accounts receivable	985	1,571	4,843
Guarantee deposits (note c)	79,611	103,720	103,720
Accounts payable	11,654	2,911	20,165
Guarantee deposits received	9,885	10,194	10,194
SK Life Insurance Co., Ltd.:
Deposits for severance indemnities	58,057	63,992	73,558
Accounts receivable	117	1,119	1,100
Guarantee deposits	60	60	60
Guarantee deposits received	767	338	821
Kyocera Corp.:
Accounts receivable	12,094	—	—
Accounts payable	63	—	—
SK Group Japan:
Accounts payable	1,557	—	—
SK Telesys:
Accounts receivable	5	50	53
Accounts payable	60,834	33,904	51,954
SKC:
Accounts receivable	70,464	53,680	15,549
Guarantee deposits	—	—	10,266
Accounts payable	2,928	93,383	115,839
Innoace:
Accounts payable	26,806	25,640	15,199
Guarantee deposits received	2,138	1,069	2,138

Description	2002	2003	2004
WiderThan Co., Ltd.
Accounts receivable	—	30	102
Accounts payable	8,296	9,762	9,847

Description	2002	2003	2004
SK C&C Co., Ltd.:
Accounts receivable	287	245	480
Accounts payable	116,235	72,715	77,871
Guarantee deposits received	284	346	346

(note a)	The Company is a party to several contracts with SK Engineering and Construction Co., Ltd. related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. Construction of its new headquarters was completed at the end of 2004. The total payment to SK Engineering & Construction Co., Ltd. for the demolition of existing buildings on the site and construction of the new building was (Won)209 billion.

(note b)	The Company and certain subsidiaries are party to an agreement with SK C&C Co., Ltd., pursuant to which SK C&C Co., Ltd. provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on a six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C Co., Ltd. from time to time for specific information technology-related projects.

(note c)	On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company’s head office with the lease period from December 19, 2000 to March 31, 2004. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of (Won)80,113 million and, as a result there will be no rent payment for the remaining lease period. On January 30, 2003, the Company prolonged the lease term to February 28, 2005 and deposited additional refundable leasehold key money of (Won)20,027 million. In addition, in December 2003, the Company deposited additional refundable leasehold key money of (Won)3,580 million. As a result, the refundable leasehold key money to SK Corporation as of December 31, 2004 totaled (Won)103,720 million.
23. DERIVATIVE INSTRUMENTS
     The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. The foreign currency forward contract was settled in 2004 and as of December 31, 2004, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, a loss on valuation of derivatives amounting to (Won)49,452 million (excluding foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling (Won)31,501 million) was accounted for as a capital adjustment.
     In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a loss on valuation of currency swap of (Won)15,790 million for the year ended December 31, 2004 is charged to current operations.
     As of December 31, 2004, fair values of above derivatives totaling (Won)96,743 million are recorded in long-term liabilities.

     Details of derivative instruments as of December 31, 2004 are as follows (in thousands of US dollars and millions of Korean won):

Fair Value
Designated
			Duration of	as Cash	Not
Type	Hedged Item	Face Amount	Contract	Flow Hedge	Designated
Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated bonds	US$ 300,000	March 23, 2004— April 1, 2011	(Won)80,953	(Won) —
Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated convertible bonds	US$ 100,000	May 27, 2004— May 27, 2009	—	15,790
     The above derivative instruments designated as cash flow hedge mature within 75 months from December 31, 2004 at the longest; and the expected portion of capital adjustments as of December 31, 2004, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounted to (Won)5,612 million.
24. MERGER WITH SK IMT CO., LTD.
     On May 1, 2003, the Company merged with SK IMT Co., Ltd., which was a consolidated subsidiary when it merged into the Company, in accordance with a resolution of the Company’s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The shareholders of SK IMT Co., Ltd. were entitled to exercise dissenter’s right under Korean law. Shareholders holding 22,078,770 shares (or 36.8% of SK IMT Co., Ltd.’s issued and outstanding shares) exercised such right, and SK IMT Co., Ltd. repurchased the shares of these dissenting shareholders at a purchase price of (Won)27,400 per share, totaling (Won)604,958 million, before the completion of the merger with the Company. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company’s common stock with a par value of (Won)500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of (Won)5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The excess of acquired net assets over the par value ((Won)63 million) for the distribution of 126,276 shares of newly issued common stock to minority shareholders of SK IMT Co., Ltd. upon on the merger dated May 1, 2003, amounting to (Won)31,809 million, was recorded as an increase in capital surplus in accordance with Korean GAAP.
25. MERGER WITH CYWORLD CO., LTD.
     On August 1, 2003, SK Communications Co., Ltd.., the Company’s subsidiary, merged with Cyworld Co., Ltd. in order to maximize synergy effects through enhanced management efficiency and strengthen the competitive power in the internet portal service market, in accordance with the approval of stockholders of SK Communications Co., Ltd. dated on June 16, 2003. The exchange ratio of common stock between SK Communications Co., Ltd. (par value: (Won)500) and Cyworld Co., Ltd. (par value: (Won)5,000) was 55.04697 to 1. Using such exchange ratio, SK Communications Corp. issued 12,770,877 shares of new common stock.

     The condensed balance sheets of Cyworld Co., Ltd. as of August 1, 2003 and December 31, 2002 and condensed statements of operations for the seven months ended July 31, 2003 and the year ended December 31, 2002 are as follows (in millions of Korean won):

	Aug. 1, 2003	Dec. 31, 2002
(Condensed balance sheets)
Current assets	(Won) 1,200	(Won) 129
Non-current assets	615	1,175

Total assets	(Won) 1,815	(Won) 1,304

Current liabilities	(Won) 1,586	(Won) 850
Long-term liabilities	77	432

Total liabilities	1,663	1,282
Common stock	1,160	1,160

Capital surplus	4,208	4,208
Deficit	(5,216)	(5,346)

Total equity	152	22

Total liabilities and stockholders’ equity	(Won) 1,815	(Won) 1,304

	Period from
	Jan. 1, 2003 to	Year ended
	Jul. 31, 2003	Dec. 31, 2002
(Condensed statements of operations)
Operating revenue	(Won) 1,930	(Won) 1,823
Operating expenses	(2,244)	(2,694)

Operating loss	(314)	(871)
Other income	606	37
Other expenses	(163)	(721)

Net income (loss)	(Won) 129	(Won) (1,555)

     The merger with Cyworld Co., Ltd. was accounted for using the purchase method of accounting, and generated a goodwill of (Won)9,374 million as follows (in millions of Korean won):

Fair value of net assets merged		(Won) 152
Merger cost
Fair value of common stock issued	(Won)8,429
Direct costs related to the merger (note)	1,097	9,526

Goodwill		(Won)9,374

(note)	The direct costs related to the merger are the liquidation income tax of (Won)1,067 million paid for Cyworld Co., Ltd., and service fees of (Won)30 million related to the merger.
     In addition, SK Communications Co., Ltd. amortizes the goodwill using the straight-line method over five years, and goodwill amortization for the years ended December 31, 2003 and 2004 was (Won)781 million and (Won)1,875 million, respectively.

26. ACQUISITION OF AND MERGER WITH SHINSEGI TELECOMM, INC.
     In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm Inc.’s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.’s common stock held by Kolon International Corporation and other minority interests for (Won)1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from POSCO by the issuance of 5,794,924 shares of the Company’s common stock with a market value of (Won)1,657,348 million on the issuance date.
     The transaction was accounted for under the purchase method of accounting and generated (Won)2,560,690 million in goodwill, which is being amortized on a straight-line basis over a twenty year period.
     The acquisition of a 51.2% equity interest in Shinsegi Telecomm, Inc.’s common stock completed on April 27, 2000 is summarized as follows:

In Millions of
Korean Won
Fair value of assets acquired	(Won) 1,183,633
Goodwill	2,560,690
Elimination of investment in unconsolidated affiliate	(1,067,180)
Assumed liabilities	(1,018,710)

Acquisition cost after adding incidental costs of (Won)1,085 million	(Won) 1,658,433

     In 2001, the Company acquired an additional 19.2% equity interest in Shinsegi Telecomm, Inc. for (Won)327,733 million. And on January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company’s board of directors dated September 21, 2001 and the approval of the shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger.
     The additional acquisition of equity interests in Shinsegi Telecomm, Inc. after its acquisition of a majority equity interest on April 27, 2000 was also accounted for under the purchase method of accounting whereby the purchase price was allocated to assets acquired and liabilities assumed based on the fair value at the date when the Company acquired a majority equity interest in Shinsegi Telecomm, Inc. The excess unallocated purchase prices of (Won)299,121 million for the additional 19.2% equity interest acquired in 2001 and (Won)647,025 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were recorded as decreases in capital surplus in accordance with Korean GAAP (see Note 13).
27. LOSS ON IMPAIRMENT OF IDLE NETWORK EQUIPMENT OF SHINSEGI TELECOMM, INC.
     In 2002, the Company integrated Shinsegi Telecomm, Inc.’s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.’s former network equipment was re-deployed in the Company’s network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company’s network, and an impairment loss of (Won)185,847 million was recorded in the year ended December 31, 2002.

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
     For the years ended December 31, 2002, 2003 and 2004, such interconnection revenues amounted to (Won)1,043.2 billion, (Won)1,017.1 billion and (Won)849.4 billion, respectively, while aggregate interconnection expenses amounted to (Won)752.1 billion, (Won)771.5 billion and (Won)913.7 billion, respectively.
29. SUBSEQUENT EVENT
a. Acquisition of WiBro License
     The Company, together with KT Corporation and Hanaro Telecom Inc., acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006 as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company made the contribution of (Won)117 billion and received the Wibro license from the Ministry of Information and Technology in March 2005.
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
c. Issuance of unguaranteed domestic bonds
     In accordance with the approval of its board of directors on March 11, 2005, the Company issued unguaranteed domestic bonds with face value totaling (Won)200,000 million on March 18, 2005. The domestic bonds were issued at an annual rate of 4% for (Won)194,560 million and will be repaid in full at its maturity date of March 18, 2010.
d. Resolution to dispose of the Company’s investments in SK Teletech Co., Ltd.
     In accordance with the resolution of the Company’s board of directors dated May 3, 2005, the Company decided to sell 4,542,000 shares of 6,747,421 shares of SK Teletech Co., Ltd. (“SKTT”) held by the Company, representing 60% of the total outstanding common stock of SKTT, for a total selling price of (Won)300 billion ((Won)66,050 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result of such trade, the Company’s ownership in SKTT will decrease from 89.1% to 29.1% and the Company’s management rights of SKTT are expected to be transferred to Curitel Communications, Inc. by the end of June 2005.

e. Fine for Providing Handset subsidies
     On May 9, 2005, the Communications Commission of the Republic of Korea fined the Company (Won)23.1 billion for improper marketing activities such as providing handset subsidies.
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
     In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling (Won)19,688 million, (Won)27,030 million and (Won)30,857 million as of December 31, 2002, 2003 and 2004, respectively, have been recognized for Korean GAAP purposes.
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
     Gross proceeds from the sale of such securities were (Won)1,562,603 million, (Won)945,854 million and (Won)343,723 million for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized gains for the years ended December 31, 2002, 2003 and 2004 were (Won)13,540 million, (Won)2,122 million and (Won)1,342 million, respectively. Gross realized losses for the years ended December 31, 2002, 2003 and 2004 were (Won)50,958 million, (Won)614 million and (Won)517 million, respectively.
     Information with respect to trading securities at December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	Cost	Gross	Gross
	(Amortized	Unrealized	Unrealized
	Cost)	Gains	Losses	Fair Value
At December 31, 2002:
Debt securities	(Won)754,219	(Won)—	(Won)—	(Won)754,219

At December 31, 2003:
Debt securities	(Won)895,401	(Won)—	(Won)2,184	(Won)893,217

At December 31, 2004:
Equity securities	(Won)450	(Won)—	(Won)82	(Won)368
Debt securities	652,372	2,039	—	654,411

Total	(Won)652,822	(Won)2,039	(Won)82	(Won)654,779

     Information with respect to long-term investment securities including the current portion affected by SFAS No. 115 at December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

		Gross	Gross
	Cost	Unrealized	Unrealized	Impairment
	(Amortized Cost)	Gains	Losses	Losses	Fair Value
At December 31, 2002:
Equity securities	(Won)938,975	(Won)1,522	(Won)3,852	(Won)146,284	(Won)790,361
Debt securities	62,500	—	—	—	62,500

	(Won)1,001,475	(Won)1,522	(Won)3,852	(Won)146,284	(Won)852,861

At December 31, 2003:
Equity securities	(Won)427,472	(Won)73,290	(Won)6,608	(Won)55,469	(Won)438,685
Debt securities	64,315	—	—	—	64,315

	(Won)491,787	(Won)73,290	(Won)6,608	(Won)55,469	(Won)503,000

At December 31, 2004:
Equity securities	(Won)468,666	(Won)137,621	(Won)—	(Won)63,902	542,385
Debt securities	65,957	—	—	10,655	55,302

	(Won)534,623	(Won)137,621	(Won)—	(Won)74,557	(Won)597,687

     Gross unrealized losses of (Won)3,852 million and (Won)6,608 million at December 31, 2002 and 2003, respectively, for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.
     The aggregate carrying amount of the Company’s cost method investments totaled (Won)354,123 million at December 31, 2004. Investments with an aggregate cost of (Won)131,051 million were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. The Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired) for the remaining (Won)223,072 million of cost method investments.
e. Impairment of Investment Securities and Recoveries
     Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2002, 2003 and 2004 increased by (Won)252,031 million, (Won)21,716 million and (Won)8,434 million, respectively, when compared to those under Korean GAAP. And, as certain available-for-sale securities for which the impairment losses had been recognized for the year ended December 31, 2002 for US GAAP purpose, but not for Korean GAAP purpose, were sold in 2003, some portion of losses of disposal of such available-for-sale securities that was recognized for the year ended December 31, 2003 for Korean GAAP purpose, amounting to (Won)46,443 million, was reversed for US GAAP purpose.

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
h. Determination of Acquisition Cost of Equity Interest in Subsidiary
     Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2002, 2003 and 2004 increased by (Won)88,999 million, (Won)64,052 million and (Won)44,455 million, respectively, when compared to those under Korean GAAP.

i. Additional Equity Investment in Subsidiaries
     Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2002, 2003 and 2004 increased by (Won)944,559 million, (Won)955,865 million and (Won)965,102 million, respectively, when compared to those under Korean GAAP.
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
     The weighted average fair value of options granted in 2000, 2001 and 2002 was (Won)210,000 per share, (Won)120,070 per share and (Won)48,724 per share, respectively.

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

	Year Ended December 31,
	2002	2003	2004
Net income based on Korean GAAP	(Won)1,487,151	(Won)1,966,100	(Won)1,491,479
Adjustments:
Deferred income tax adjustments due to difference in accounting principles	(8,481)	(7,342)	(3,827)
Tax effect of the reconciling items	121,976	(15,036)	22,515
Deferred charges	1,318	2,660	(60)
Capital leases	454	(906)	1,534
Intangible assets	(23,507)	(22,303)	(18,546)
Reversal of amortization of goodwill	138,041	135,557	136,694
Capitalization of foreign exchange losses and interest expenses related to tangible assets	6,213	21,617	24,454
Capitalization of interest expenses related to purchases of intangible assets	(69,372)	427	5,285
Nonrefundable activation fees	(104,263)	(46,962)	(36,048)
Loss (gain) on disposal of subsidiary shares	—	58	—
Stock option compensation plan	(3,367)	(3,114)	(1,938)
Loss on sale of accounts receivable and other in asset securitization	7,039	7,437	(14,476)
Loss on impairment of investment securities	(252,031)	24,727	(8,434)
Loss on valuation of currency swap	—	—	(49,452)
Discount on leasehold deposits	(45)	(286)	422
Considerations for conversion right	—	—	1,016
Foreign currency translation	—	—	2,458
Recovery of impaired investment securities	—	115	—

Net income based on U.S. GAAP	(Won)1,301,126	(Won)2,062,749	(Won)1,553,076

Weighted average number of common shares outstanding	84,270,450	75,078,219	73,614,297

Earnings per share based on U.S. GAAP:
Basic earnings per share	(Won)15,440	(Won)27,475	(Won)21,097

Diluted earnings per share	(Won)15,439	(Won)27,475	(Won)20,921

	December 31,
	2002	2003	2004
Shareholders’ equity based on Korean GAAP	(Won)6,231,900	(Won)6,093,847	(Won)7,205,744
Adjustments:
Deferred income tax adjustments due to difference in accounting principles	(18,997)	(45,317)	(70,067)
Tax effect of the reconciling items	151,554	136,517	159,032
Deferred charges	(2,600)	60	—
Capital leases	1,144	239	1,773
Intangible assets	1,033,558	1,019,917	1,009,557
Reversal of amortization of goodwill	138,041	273,598	410,292
Capitalization of foreign exchange losses and interest expenses related to tangible assets	(1,775)	19,842	44,294
Capitalization of interest expenses related to purchase of intangible assets	(69,372)	(68,945)	(63,660)
Nonrefundable activation fees	(192,212)	(239,174)	(275,222)
Loans receivable for stock issued to employees’ investor association	(45,906)	(33,788)	(22,546)
Minority interest in equity of consolidated affiliates	(725,507)	(155,985)	(98,198)
Loss on sale of accounts receivable and other in asset securitization	7,039	14,476	—
Loss on impairment of investment securities	(150,243)	—	—
Discount on leasehold deposits	(367)	(653)	(231)
Considerations for conversion right	—	—	(66,263)
Foreign currency translation	—	—	2,458
Recovery of impaired investment securities	(81)	34	34

Shareholders’ equity based on U.S. GAAP	(Won)6,356,176	(Won)7,014,668	(Won)8,236,997

     Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	Year Ended December 31,
	2002	2003	2004
Balance, beginning of the year	(Won)5,820,051	(Won)6,356,176	(Won)7,014,668
Net income for the year	1,301,126	2,062,749	1,553,076
Dividends	(57,265)	(151,739)	(478,492)
Issuance of common stock	—	31,053	—
Unrealized gains on valuation of securities, net of tax	51,644	50,033	55,156
Equity in capital surplus, retained earnings and capital adjustments of affiliates (note a)	(12,789)	50,166	89,448
Retirement of treasury stock	—	(20,598)	—
Treasury stock transactions	(779,290)	(1,379,337)	(2)
Foreign-based operations’ translation adjustments	2,809	(356)	(11,128)
Stock compensation plan	4,859	4,403	3,030
Decrease in loans receivable for stock issued to employees’ investor association	25,031	12,118	11,241

Balance, end of the year	(Won)6,356,176	(Won)7,014,668	(Won)8,236,997

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

     A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	December 31,
	2002	2003	2004
Current assets:
As reported	(Won)4,113,724	(Won)4,069,525	(Won)4,390,693
U.S. GAAP adjustments:
—loans receivable for stock issued to employees investor association	—	—	(4,123)
—deferred tax adjustments due to difference in accounting principles	60,619	73,500	51,344
—tax effect of the reconciling items	(9,927)	(8,297)	25,234
—discount on leasehold deposits	4,843	5,777	1,119
—asset securitization transactions	582,742	478,298	—

Current assets based on U.S. GAAP	4,752,001	4,618,823	4,464,267

Non-current assets:
As reported	10,114,986	9,748,692	9,892,665
U.S. GAAP adjustments:
—loans receivable for stock issued to employees’ investor association	(45,906)	(33,788)	(18,423)
—intangible assets	1,034,972	1,015,801	1,004,774
—cancellation of amortization of goodwill	138,041	273,598	410,292
—discount on leasehold deposits	(5,210)	(6,430)	(1,349)
—loss on sale of accounts receivable and other in asset securitization	(68,267)	—	—
—recovery of impaired investment securities	(81)	34	34
—loss on impairment of investment securities	(150,243)	—	—
—nonrefundable activation fees	9,129	9,129	9,129
—capital lease	5,820	3,301	1,773
—capitalization of foreign exchange losses and interest expense related to tangible assets	(1,775)	19,842	44,294
—capitalization of interest expenses related to purchase of intangible assets	(69,372)	(68,945)	(63,660)
—deferred charges	6,564	6,154	12,969

Non-current assets based on U.S. GAAP	10,968,658	10,967,388	11,292,498

Total assets based on U.S. GAAP	(Won)15,720,659	(Won)15,586,211	(Won)15,756,765

	December, 31
	2002	2003	2004
Current liabilities:
As reported	(Won)4,303,386	(Won)4,530,910	(Won)3,066,893
U.S. GAAP adjustments:
—deferred charges	222	31	—
—nonrefundable activation fees	46,723	68,665	86,082
—asset securitization transactions	507,436	463,822	—
—acquisition cost of equity interest in subsidiary	2,449	886	—
—foreign currency translation	—	—	(26)

Current liabilities based on U.S. GAAP	4,860,216	5,064,314	3,152,949

Long-term liabilities:
As reported	3,693,424	3,193,460	4,010,721
U.S. GAAP adjustments:
—deferred charges	8,942	5,844	12,969
—Intangible assets	3,748	—	—
—nonrefundable activation fees	154,618	179,638	198,269
—capital leases	4,676	3,062	—
—deferred tax adjustments due to difference in accounting principles	79,616	118,837	123,911
—tax effect of the reconciling items	(166,264)	(149,597)	(141,080)
—considerations for conversion right	—	—	66,263
—foreign currency translation	—	—	(2,432)

Long-term liabilities based on U.S. GAAP	3,778,760	3,351,244	4,268,621

Total liabilities based on U.S. GAAP	(Won)8,638,976	(Won)8,415,558	(Won)7,421,570

Minority interests:
As reported	(Won)725,507	(Won)155,985	(Won)98,198
U.S. GAAP adjustments:	—	—	—

Total minority interests based on U.S. GAAP	(Won)725,507	(Won)155,985	(Won)98,198

     The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2002, 2003 and 2004 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2002, 2003 and 2004 under U.S. GAAP (in millions of Korean won):

	2002	2003	2004
Cash flows from operating activities based on Korean GAAP	(Won)4,267,815	(Won)3,328,770	(Won)2,516,052
Adjustments:
Asset securitization transactions	(558,921)	(47,496)	469,883

Cash flows from operating activities based on US GAAP	(Won)3,708,894	(Won)3,281,274	(Won)2,985,935

Cash flows from investing activities based on Korean GAAP	(Won)(3,063,435)	(Won)(1,414,432)	(Won)(1,469,537)
Adjustments:
Asset securitization transactions	68,267	(8,080)	76,347

Cash flows from investing activities based on US GAAP	(Won)(2,995,168)	(Won)(1,422,512)	(Won)(1,393,190)

Cash flows from financing activities based on Korean GAAP	(Won)(1,418,197)	(Won)(2,261,039)	(Won)(968,570)
Adjustments:
Asset securitization transactions	490,654	55,576	(546,230)

Cash flows from financing activities based on US GAAP	(Won)(927,543)	(Won)(2,205,463)	(Won)(1,514,800)

31. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a. Income Taxes
     Income tax expense under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	Year Ended December 31,
	2002	2003	2004
Currently payable	(Won)616,544	(Won)668,180	(Won)551,405
Deferred	(31,532)	143,257	59,669

	(Won)585,012	(Won)811,437	(Won)611,074

     The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2002, 2003 and 2004 is attributable to the following (in millions of Korean won):

	Year Ended December 31,
	2002	2003	2004
Income taxes at statutory income tax rate of 27%	(Won)518,197	(Won)776,030	(Won)584,843
Resident surtax payable	51,820	77,603	58,484
Tax credit for investments, technology, human resource development and others	(37,309)	(83,826)	(89,080)
Special surtax for agriculture and fishery industries and other	11,636	13,685	13,736
Undistributed earnings of subsidiaries	12,295	(5,909)	11,011
Effect of change in income tax rate	—	(7,943)	—
Other permanent differences	6,714	20,719	28,705
Change in valuation allowance	21,659	21,078	3,375

Recorded income taxes	(Won)585,012	(Won)808,892	(Won)611,074

Effective tax rate	30.48%	28.23%	28.21%

     The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2002, 2003 and 2004 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	December 31,
	2002	2003	2004
Current:
Allowance for doubtful accounts	(Won)21,885	(Won)22,039	(Won)19,649
Write-off of doubtful accounts	9,715	9,587	9,764
Marketable trading securities	—	1	(561)
Accrued income	(2,844)	(2,026)	(2,463)
Accrued expenses and other	21,936	35,622	50,189

	50,692	65,223	76,578

Non-current:
Depreciation	11,732	3,935	(34,371)
Loss on disposition of properties	—	—	11,480
Loss on impairment and valuation of investment securities (note)	119,940	74,928	58,419
Foreign exchange losses	3,345	774	—
Equity in losses (earnings) of affiliates	(5,090)	(6,593)	(12,671)
Undistributed earnings of subsidiaries	(28,700)	(3,364)	(9,434)
Tax free reserve for technology development	(133,920)	(182,518)	(195,103)
Tax free reserve for loss on disposal of treasury stock	(64,775)	(130,373)	(130,372)
Tax credit carryforwards	—	1,162	5,003
Net operating loss carryforwards	—	—	25,371
Deferred charges and other	79,346	46,780	(7,205)

	(18,122)	(195,269)	(288,883)

Total deferred tax assets (liabilities)	(Won)32,570	(Won)(130,046)	(Won)(212,305)

(note)	As of December 31, 2002, unrealized loss on valuation of investment securities has been recorded as a separate component of shareholders’ equity, net of tax effect of (Won)691 million, and unrealized gain on valuation of investment securities as of December 31, 2003 and 2004 was recorded as a separate component of shareholders’ equity, net of tax effect of (Won)18,287 million and (Won)39,210 million, respectively.
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
Bonds Payable, Bonds with Stock Warrant, Convertible Bonds, Long-Term Borrowings, Long-Term Payable—Other and Obligation under Capital Leases
     The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current interest rates offered for debt of the same remaining maturities.
     The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2002, 2003 and 2004 (in millions of Korean won):

	2002		2003		2004
	Carrying		Carrying		Carrying
	Amount		Amount		Amount
	(Note a)	Fair Value	(Note a)	Fair Value	(Note a)	Fair Value
Financial assets:
Cash and cash equivalents and short-term financial instruments	(Won)867,022	(Won)867,022	(Won)472,410	(Won)472,410	(Won)383,360	(Won)383,360
Trading securities	754,219	754,219	893,217	893,217	654,779	654,779
Accounts receivable (trade and other)	2,877,750	2,877,750	3,000,918	3,000,918	3,126,754	3,126,754
Short-term loans	18,296	18,296	41,933	41,933	51,232	51,232
Investment securities:
Listed equity and debts (note b)	852,861	852,861	503,000	503,000	597,687	597,687
Non-listed equity	543,836	N/A	385,707	N/A	354,123	N/A
Long-term bank deposits	177	177	352	352	10,351	10,351
Long-term loans	12,905	9,679	13,947	10,460	12,019	9,014

	(Won)5,927,066		(Won)5,311,484		(Won)5,190,305

Financial liabilities:
Accounts payable	(Won)1,697,502	(Won)1,697,502	(Won)1,317,162	(Won)1,317,162	(Won)1,205,682	(Won)1,205,682
Short-term borrowings	1,177,950	1,177,950	1,236,197	1,236,197	425,496	425,496
Bonds payable, long-term borrowings, convertible bonds, long-term payables—other and obligation under capital leases, including current portion	4,413,130	4,704,752	4,201,707	4,283,402	4,044,258	4,211,926

	(Won)7,288,582		(Won)6,755,066		(Won)9,234,563

(note a)	These carrying amounts represent the amounts determined under U.S. GAAP.

(note b)	Investments in non—listed equity include the investments in the common stock of Powercomm Co., Ltd. (“Powercomm”). Korea Electric Power Corp. (“KEPCO”), the parent company of Powercomm, sold to Dacom Corporation 45.5% interest in Powercomm at (Won)12,000 per share in 2002. Based on this transaction, the fair value of the Company’s investments in the common stock of Powercomm was determinable and the impairment loss on the investment of (Won)150,243 million was recognized in 2002. The fair value of common stock of Powercomm as of December 31, 2003 and 2004 was estimated by an outside professional valuation company using the present value of expected future cash flows; and the additional impairment loss of (Won)21,593 million was recognized in 2003. As of December 31, 2004, unrealized gain on valuation of investment in Powercomm of (Won)3,158 million has been recorded as other comprehensive income.
c. Comprehensive Income
     Comprehensive income for the years ended December 31, 2002, 2003 and 2004 is as follows (in millions of Korean won):

	2002	2003	2004
Net income	(Won)1,301,126	(Won)2,062,749	(Won)1,553,076
Other comprehensive income:
Available-for-sale securities
Unrealized gain on investment securities	325,494	90,727	84,513
Less impact of realized losses	(252,031)	(21,716)	(8,434)
Tax effect	(21,819)	(18,978)	(20,923)

Net change from available-for-sale securities	51,644	50,033	55,156

Foreign-based operations translation adjustments	2,809	(356)	(11,128)

Total other comprehensive income	54,453	49,677	44,028

Comprehensive income	(Won)1,355,579	(Won)2,112,426	(Won)1,597,104

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

Goodwill
     Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002	2003	2004
Beginning of period	(Won)2,833,752	(Won)3,400,110	(Won)3,400,155
Goodwill reclassifications to other intangibles assets	—	(16,437)	—
Goodwill acquired during the period	566,358	16,482	8,834
Goodwill impairment losses	—	—	—

Ending of period	(Won)3,400,110	(Won)3,400,155	(Won)3,408,989

Other Intangible Assets
     The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2002		December 31, 2003		December 31, 2004
	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
IMT license (13 years)	(Won)1,189,881	(Won)—	(Won)1,188,547	(Won)(7,548)	(Won)1,188,547	(Won)(98,183)
Customer lists (4 years)	99,783	(39,142)	99,783	(64,088)	99,783	(83,686)
Other (5 to 20 years)	344,708	(158,248)	552,279	(258,802)	718,291	(354,021)

Total	(Won)1,634,372	(Won)(197,390)	(Won)1,840,609	(Won)(330,438)	(Won)2,066,621	(Won)(535,890)

     Intangible asset amortization expense for the years ended December 31, 2002, 2003 and 2004 was (Won)62,037 million, (Won)103,914 million and (Won)209,991 million, respectively. It is estimated to be (Won)203,665 million, (Won)171,338 million, (Won)163,123 million, (Won)145,613 million and (Won)113,946 million for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively, primarily related to the IMT license, customer lists and other.
e. Other SK Group Companies
     As described in Note 1, the Company is one of the SK Group affiliated companies. In early March 2003, the Prosecutor’s Office of the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Networks Co., Ltd. (“SK Networks”, formerly SK Global Co., Ltd.), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there are several legal actions against certain SK Group affiliated companies. On March 19, 2003, SK Networks was classified as a “financially distressed company” in accordance with the Corporate Restructuring Promotion Law of the Republic of Korea. Subsequent to this classification, there has been a restructuring, including cash buy-out of certain debt at less than face value and a management change, among the creditors of SK Networks and certain of its affiliates. In addition, SK Networks retired all common shares which SK Corporation owned and, on October 27, 2003, SK Corporation purchased new common shares of SK Networks in the amount of approximately $718.5 million, which have a certain disposal restriction. As of December 31, 2004 and for the year then ended, the Company and its subsidiaries had certain related party balances or transactions with SK Networks as disclosed in Note 22. Management of the Company believes that those legal matters will not have a material adverse effect on the Company and its subsidiaries’ financial position, operating results, or liquidity.

f. Operating Revenue
     Operating revenue for the years ended December 31, 2002, 2003 and 2004 are as follows (in millions of Korean won):

	2002	2003	2004
Wireless services	(Won)7,475,371	(Won)8,401,021	(Won)8,762,376
Interconnection	1,043,174	1,017,056	849,407
Digital handset sales	534,038	611,981	649,809
Other	167,147	180,306	272,974

Total operating revenue	(Won)9,219,730	(Won)10,210,364	(Won)10,534,566

g. Segment
     The Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.
h. New Accounting Pronouncements
     On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”)—“Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. Certain special purpose companies (SPC) established by the Company have been consolidated from the date of their establishment (See Note 30(q)). The Company as a foreign private issuer applied either FIN 46 or FIN 46R to variable interest entities (“VIEs’) created after January 31, 2003 and the Company fully adopted FIN 46R as of June 30, 2004. The adoption of this Interpretation did not have a significant impact on the Company’s consolidation financial position or results of operations.
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
     In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective from January 1, 2006. Management does not expect that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on the Company’s consolidated financial position or results of operations.

Item. 19 Exhibits

Exhibit	Description
1.1	Articles of Incorporation, as amended and restated (English translation)*
4.1	Telecommunications Basic Law of 1983, as amended (English translation)**
4.2	Enforcement Decree of the Telecommunications Basic Law, as amended (English translation)*
4.3	Telecommunications Business Law of 1983, as amended (English translation)**
4.4	Enforcement Decree of the Telecommunications Business Law (English translation)*
4.5	Amendment to Telecommunications Business Law of 1983 dated February 9, 2004 (English translation)*
4.6	Korean Commercial Code (together with English translation) (Incorporated by reference herein from our Form 20-F filed on June 30, 2000)
4.7	Amendment to Korean Commercial Code dated December 29, 2001 (together with English translation) (Incorporated by reference herein from our Form 20-F filed on June 28, 2002)
4.8	Korean Securities and Exchange Act, as amended (English translation)*
11.1	Code of Ethics of SK Telecom Co., Ltd.*
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Consent of Deloitte HanaAnjin LLC
* Filed previously as exhibits to our Form 20-F filed on May 31, 2005.

** Filed previously as exhibits to our Form 20-F filed on June 3, 2003.
E-1

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

SK Telecom Co., Ltd.

By: /s/ Shin Bae Kim

Name: Shin Bae Kim
Title: Chief Executive Officer

Date: July 25, 2005