Form 20-F
period 2005-12-31
SK TELECOM CO LTD
filed 2006-06-30
CIK 1015650

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shall company report
For the transition period from to
Commission file number 1-14418

SK Telecom Co., Ltd.
(Exact name of Registrant as specified in its charter)

SK Telecom Co., Ltd.
(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)
11, EULJIRO 2-GA, JUNG-GU
SEOUL, KOREA
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one-ninth of one share	New York Stock Exchange, Inc.
of Common Stock
Common Stock, par value  ~~W~~500 per share	New York Stock Exchange, Inc.*
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
82,276,711 shares of common stock, par value ~~W~~500 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☑ Yes    ☐  No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☑  No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑ Yes    ☐  No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☑  Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes    ☑  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐ Yes    ☐  No

i

ii

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT
      All references to “Korea” contained in this report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we”, “us”, “our” or the “Company” shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S.” shall mean the United States of America. Unless otherwise indicated, from 2001 onwards, all references to our number of subscribers shall include subscribers attributable to Shinsegi Telecomm, Inc. (“Shinsegi”).
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
      In this report, we refer to third generation, or “3G”, technology and “3.5G” technology. Second generation, or 2G, technology was designed primarily with voice communications in mind. On the other hand, 3G and 3.5G technologies are designed to transfer both voice data and non-voice, or multimedia, data, generally at faster transmission speeds than was previously possible.
      All references to “Won”, “(Won)” or “~~W~~” in this report are to the currency of Korea, all references to “Dollars”, “$” or “US$” are to the currency of the United States of America and all references to “Yen” or “¥” are to the currency of Japan.
      Unless otherwise indicated, all financial information in this report is presented in accordance with Korean generally accepted accounting principles (“Korean GAAP”).
      Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2005, which was Won 1,010.0 to US$1.00. On June 26, 2006, the noon buying rate was Won 959.2 to US$1.00. See “Item 3A. Selected Financial Data — Exchange Rates”.

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
      Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of high-speed download packet access, or HSDPA, technology and wireless broadband internet, or WiBro, technology;

•	our plans to spend approximately Won 1.6 trillion for capital expenditures in 2006 for a range of projects, including expansion of our upgraded, HSDPA-ready WCDMA network, as well as investments in our wireless Internet-related businesses and our expected future capital expenditures on various initiatives;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the Ministry of Information and Communication, or the MIC, related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by our competitors; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments in other telecommunications service providers; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.
      We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business, include but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; foreign exchange currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Item 3. Key Information — Risk Factors” and elsewhere in this report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1A.	Directors and Senior Management
      Not applicable.

Item 1B.	Advisers
      Not applicable.

Item 1C.	Auditors
      Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

Item 3.	KEY INFORMATION

Item 3A.	Selected Financial Data
      You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2005 are derived from our audited consolidated financial statements and related notes thereto. Information as of and for the year ended December 31, 2001 includes information as of and for the year ended December 31, 2001 for Shinsegi unless otherwise specified. Shinsegi was merged into SK Telecom in January 2002.
      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in certain respects from U.S. GAAP. For more detailed information you should refer to notes 30 and 31 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,

	2001		2002		2003		2004		2005		2005

	(In billions of won and millions of dollars, except per share and percentage data)
INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	~~W~~	8,371.9	~~W~~	9,324.0	~~W~~	10,272.1	~~W~~	10,570.6	~~W~~	10,721.8	US$	10,615.6
Cellular Service(1)		8,203.0		9,156.8		10,091.8		10,297.6		10,361.9		10,259.3
Paging Service(2)		8.8		—		—		—		—		—
Other(3)		160.1		167.2		180.3		273.0		359.9		356.3
Operating Expenses		6,047.4		6,526.4		7,167.0		8,130.9		8,051.2		7,971.5
Operating Income		2,324.5		2,797.6		3,105.1		2,439.7		2,670.6		2,644.2
Income before Income Taxes and Minority Interest		1,976.7		2,218.8		2,754.3		2,123.2		2,561.6		2,536.2
Income before Minority Interest		1,126.4		1,520.3		1,965.3		1,493.4		1,868.3		1,849.8
Net Income		1,146.0		1,487.2		1,966.1		1,491.5		1,873.0		1,854.5
Income per Share of Common Stock(4)		13,242		17,647		26,187		20,261		25,443		25.19
Diluted Net Income per Share of Common Stock(4)		13,242		17,647		26,187		20,092		25,036		24.79
Dividends Declared per Share of Common Stock(5)		690		1,800		5,500		10,300		9,000		8.91
Weighted Average Number of Shares		86,545,041		84,270,450		75,078,219		73,614,297		73,614,296		73,614,296

	As of or for the Year Ended December 31,

	2001		2002		2003		2004		2005		2005

	(In billions of won and millions of dollars, except per share and percentage data)
U.S. GAAP:
Total Operating Revenue	~~W~~	8,307.1	~~W~~	9,219.7	~~W~~	10,225.1	~~W~~	10,534.6	~~W~~	10,701.4	US$	10,595.5
Operating Expenses		6,235.0		6,643.4		7,044.5		8,137.6		7,847.7		7,770.0
Operating Income		2,072.1		2,576.3		3,180.6		2,397.0		2,853.7		2,825.5
Net Income		1,111.6		1,301.1		2,062.7		1,553.1		2,027.6		2,007.5
Income per Share of Common Stock(4)		12,844		15,440		27,475		21,097		27,543		27.27
Diluted Net Income per Share of Common Stock(4)		12,844		15,439		27,475		20,918		27,089		26.82
BALANCE SHEET DATA
Korean GAAP:
Working Capital (Deficiency)(6)	~~W~~	668.2	~~W~~	(189.7)	~~W~~	(461.4)	~~W~~	1,323.8	~~W~~	1,735.2	US$	1,718.0
Fixed Assets — Net		4,174.7		4,569.4		4,641.5		4,703.9		4,663.4		4,617.2
Total Assets		13,326.3		14,228.7		13,818.2		14,283.4		14,704.8		14,559.2
Long-term Liabilities(7)		3,498.4		3,693.4		3,193.5		4,010.7		3,513.9		3,479.1
Total Shareholders’ Equity		6,149.3		6,231.9		6,093.8		7,205.7		8,327.5		8,245.1
U.S. GAAP:
Working Capital (Deficiency)		729.6		(108.2)		(445.5)		1,311.3		1,587.2		1,571.5
Total Assets		13,841.0		15,720.7		15,586.2		15,576.8		16,351.2		16,189.3
Total Shareholders’ Equity		5,820.1		6,356.2		7,014.7		8,237.0		9,472.4		9,378.6
OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(8)	~~W~~	3,932.4	~~W~~	3,954.1	~~W~~	4,706.4	~~W~~	4,085.8	~~W~~	4,434.2	US$	4,390.3
Capital Expenditures(9)		1,382.1		2,024.7		1,647.6		1,631.9		1,416.6		1,402.6
R&D Expenses(10)		153.7		253.3		300.7		336.1		321.1		317.9
Internal R&D		130.7		194.3		235.8		267.1		252.0		249.5
External R&D		23.0		59.0		64.9		69.0		69.1		68.4
Depreciation and Amortization		1,759.6		1,543.3		1,646.3		1,752.5		1,675.5		1,658.9
Cash Flow from Operating Activities		2,424.5		4,268.4		3,329.4		2,516.8		3,404.1		3,370.4
Cash Flow from Investing Activities		(1,973.4)		(3,064.0)		(1,415.1)		(1,470.3)		(1,938.2)		(1,919.0)
Cash Flow from Financing Activities		331.2		(1,418.2)		(2,261.0)		(968.6)		(1,429.0)		(1,414.9)
Margins (% of total sales):
EBITDA Margin(8)		47.0%		42.4%		45.8%		38.7%		41.4%		41.4%
Operating Margin		27.8		30.0		30.2		23.1		24.9		24.9
Net Margin		13.7		15.9		19.1		14.1		17.5		17.5
U.S. GAAP:
EBITDA(8)		3,859.1		3,620.7		4,679.1		3,970.4		4,412.2		4,368.5
Capital Expenditures(9)		1,382.1		2,024.7		1,668.0		1,656.9		1,429.3		1,415.1
Cash Flow from Operating Activities		2,428.3		3,606.2		3,144.3		3,228.9		3,293.8		3,261.2
Cash Flow from Investing Activities		(1,977.3)		(2,892.5)		(1,285.5)		(1,634.1)		(1,816.5)		(1,798.5)
Cash Flow from Financing Activities		331.2		(927.5)		(2,205.5)		(1,514.8)		(1,439.3)		(1,425.1)

	As of or for the Year Ended December 31,

	2001		2002		2003		2004		2005

SELECTED OPERATING DATA
Population of Korea (millions)(11)		47.4		47.6		47.9		48.2		48.3
Our Wireless Penetration(12)		32.0		36.1		38.2		39.0		40.4
Number of Employees(13)		5,693		6,241		6,286		7,353		6,646
Total Sales per Employee (millions)	~~W~~	1,470.6	~~W~~	1,494.0	~~W~~	1,634.1	~~W~~	1,437.6	~~W~~	1,613.3
Wireless Subscribers(14)		15,179,163		17,219,562		18,313,315		18,783,338		19,530,117
Average Monthly Outgoing Voice Minutes per Subscriber(15)		172		191		197		194		197
Average Monthly Revenue per Subscriber(16)	~~W~~	36,400	~~W~~	38,383	~~W~~	39,739	~~W~~	39,689	~~W~~	40,205
Average Monthly Churn Rate(17)		1.4%		1.4%		1.2%		1.7%		1.8%
Digital Cell Sites(18)		6,056		7,384		8,309		9,458		10,142

*	The conversion into Dollars was made at the rate of Won 1,010.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes revenues from SK Teletech Co., Ltd. of Won 702.4 billion for 2001, Won 534.0 billion for 2002, Won 612.0 billion for 2003, Won 649.8 billion for 2004 and Won 294.6 billion for 2005 from the sale of digital handsets and Won 1,339.9 billion for 2001, Won 1,043.2 billion for 2002, Won 1,017.1 billion for 2003, Won 849.4 billion for 2004 and Won 898.6 billion for 2005 of interconnection revenue. Following our sale of a 60% equity interest in SK Teletech to Pantech & Curitel in July 2005, our equity interest in the company was reduced to 29.1% (which subsequently became a 22.7% interest in Pantech following the merger of SK Teletech into Pantech in December 2005) and SK Teletech ceased to be our consolidated subsidiary. See “Item 4B. Business Overview — Interconnection”.

(2)	In March 2001, we transferred our paging business to Real Telecom Co., Ltd. (formerly known as INTEC Telecom Co., Ltd.) in exchange for 9.9% of Real Telecom’s newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in Real Telecom. Consequently, the results of the paging business are no longer included in our revenues after such date.

(3)	For more information about our other revenue, see “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview”.

(4)	Income per share of common stock is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock options in 2002 and issuance of convertible bonds in 2004 and 2005.

(5)	On January 1, 2002, we adopted Statement of Korea Accounting Standards (“SKAS”) No. 6, “Events Occurring after Balance Sheet Date”. This statement requires that proposed cash dividends be reflected on the balance sheet when the appropriations are approved by shareholders which is similar to U.S. GAAP. In order to reflect this accounting change, our 2001 financial statements have been restated accordingly.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,326 to US$1.00 as of December 31, 2001, Won 1,200 to US$1.00 as of December 31, 2002, Won 1,198 to US$1.00 as of December 31, 2003, Won 1,044 to US$1.00 as of December 31, 2004 and Won 1,013.0 to US$1.00 as of December 31, 2005, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(w) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP which may differ from Korean GAAP for these items.

(9)	Consists of investments in property, plant and equipment. Under U.S. GAAP, interest costs incurred during the period required to complete an asset or ready an asset for its intended use are capitalized based on the interest rates a company pays on its outstanding borrowings. Under Korean GAAP, beginning January 1, 2003, such interest costs are expensed as incurred. Through the end of 2002, the accounting treatment for capitalizing interest costs under Korean GAAP was consistent with that under U.S. GAAP.

(10)	Includes donations to Korean research institutes and educational organizations. See “Item 5C. Research and Development, Patents and Licenses, etc.”.

(11)	Population estimates based on historical data published by the National Statistical Office of Korea.

(12)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(13)	Includes regular employees and temporary employees. See “Item 6D. Employees”. Includes 1,332 Shinsegi employees as of December 31, 2001.

(14)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. Wireless subscribers also include 3,311,874 Shinsegi subscribers as of December 31, 2001.

(15)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the month, calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period. Shinsegi’s subscribers and outgoing voice minutes are included from 2001.

(16)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees; and interest on overdue accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 45,441 for 2001, Won 43,958 for 2002, Won 44,546 for 2003, Won 43,542 for 2004 and Won 44,167 for 2005. For information about the average monthly revenue per subscriber of SK Telecom and Shinsegi on a stand-alone basis, see “Item 5A. Operating Results — Overview”.

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

(18)	Includes 1,685 cell sites of Shinsegi as of December 31, 2001.
      As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	As of or for the Year Ended December 31,

	2001		2002		2003		2004		2005		2005

	(In billions of won and millions of dollars)
Net Income	~~W~~	1,111.6	~~W~~	1,301.1	~~W~~	2,062.7	~~W~~	1,553.1	~~W~~	2,027.6	US$	2,007.5
ADD: Interest income		(101.8)		(90.8)		(93.9)		(86.7)		(62.6)		(62.0)
Interest expense		274.4		396.6		387.1		291.0		226.8		224.6
Taxes		791.3		585.0		811.5		611.1		667.1		660.5
Depreciation and Amortization		1,783.6		1,428.8		1,511.7		1,601.9		1,553.3		1,537.9

EBITDA	~~W~~	3,859.1	~~W~~	3,620.7	~~W~~	4,679.1	~~W~~	3,970.4	~~W~~	4,412.2	US$	4,368.5

The conversion into Dollars was made at the rate of Won 1,010.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.
      The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	As of or for the Year Ended December 31,

	2001		2002		2003		2004		2005		2005

	(In billions of won and millions of dollars)
Net Income	~~W~~	1,146.0	~~W~~	1,487.2	~~W~~	1,966.1	~~W~~	1,491.5	~~W~~	1,873.0	US$	1,854.5
ADD: Interest income		(97.4)		(86.0)		(86.5)		(80.5)		(61.1)		(60.5)
Interest expense		273.9		311.1		391.5		303.4		253.5		251.0
Taxes		850.3		698.5		789.0		629.8		693.3		686.4
Depreciation and Amortization		1,759.6		1,543.3		1,646.3		1,741.6		1,675.5		1,658.9

EBITDA	~~W~~	3,932.4	~~W~~	3,954.1	~~W~~	4,706.4	~~W~~	4,085.8	~~W~~	4,434.2	US$	4,390.3

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

	At End	Average
Year Ended December 31,	of Period	Rate(1)	High	Low

2001	1,314	1,293	1,369	1,234
2002	1,186	1,250	1,332	1,161
2003	1,192	1,193	1,262	1,146
2004	1,035	1,145	1,195	1,035
2005	1,010	1,023	1,060	997

Past Six Months	High	Low

	(Won per
	US$1.00)
January 2006	1,003	959
February 2006	976	962
March 2006	982	967
April 2006	970	940
May 2006	952	927
June 2006 (through June 26, 2006)	962	943

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof).
      On June 26, 2006, the noon buying rate was Won 959.2 to US$1.00.
Item 3B.     Capitalization and Indebtedness
      Not applicable
Item 3C.     Reasons for the Offer and Use of Proceeds
      Not applicable
Item 3D.     Risk Factors

Competition may reduce our market share and harm our results of operations and financial condition.
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
      Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 49.1%, in terms of numbers of wireless service subscribers, as of December 31, 2005. Furthermore, in 2001, the Government awarded to three companies licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to SK Telecom’s former subsidiary, SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation, Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors, and to LG Telecom, Ltd., or LGT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our Wireless Internet businesses compete with providers of fixed-line data and Internet services.
      Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was the fifth largest wireless operator in terms of numbers of wireless service subscribers at such time. Hansol M.Com subsequently changed its name to KT M.Com and merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. KT Corporation had a 44.6% interest in KTF as of December 31, 2005. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. Future business combinations and alliances in the telecommunications industry may also create significant new competitors and could harm our business and results of operations.
      In addition, in March 2006, the MIC lifted the prohibition on the provision of handset subsidies, which had been in place since June 2000. See “Our businesses are subject to extensive government regulation and any changes in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. This recent decision by the MIC has intensified competition among mobile service providers and increased our marketing expenses, which could, in turn, adversely affect our results of operations.
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
      The telecommunications industry has been characterized by continuous improvement and advances in technology and this trend is expected to continue. For example, we and our competitors have introduced new network technology upgrades from our basic CDMA network to a more advanced high-speed wireless telecommunications network based on CDMA 1xRTT and CDMA 1xEV/ DO technology. Korean wireless telecommunications companies, including us, have also implemented newer technologies such as wide-band code division access, or WCDMA, which is the 3G technology implemented by us, and CDMA2000, which is the 3G technology implemented by certain of our competitors, all of which are commonly referred to as 3G technology and is also known as IMT-2000 in Korea. Our new WCDMA network is expected to support data transmission services with more advanced features at significantly higher data transmission speeds than our basic CDMA, CDMA 1xRTT and CDMA 1xEV/ DO networks.
      We commenced provision of WCDMA services on a limited basis in Seoul at the end of 2003 and continued to expand and improve our WCDMA services in the Seoul metropolitan area in 2004. In 2005, we completed commercial development of HSDPA technology, also known as 3.5G technology. HSDPA is a new mobile telephony protocol that represents an evolution of the WCDMA standard and, among others, supports higher data capacity and allows faster data transmissions than previous WCDMA-based protocols. HSDPA upgrades to our existing WCDMA network do not require hardware upgrades and may be accomplished through software upgrades at virtually no cost. By May 2006, we had expanded HSDPA service to 25 cities, including Busan and Incheon. We are continuing expansion of an upgraded, HSDPA-ready version of our WCDMA network to other metropolitan areas of Korea. By the end of 2006, we expect that HSDPA service will be available in 84 cities nationwide. The successful introduction and operation of a 3G or 3.5G network by a competitor could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 3G network or our other businesses. We could be harmed if we fail to adapt to technological or other changes in the telecommunications sector in a timely manner. For a description of some of the difficulties that we are facing with respect to HSDPA, see “— HSDPA technology may require significant capital and other expenditures for implementation which we may not recoup and such technology may be difficult to integrate with our existing technology and business.”
      In March 2005, we obtained a license from the MIC to provide wireless broadband internet, or WiBro, services, which will offer high-speed and large-packet data services at competitive prices and complement our other wireless communication services, such as HSDPA. WiBro service enables wireless broadband Internet access to portable computers, mobile phones and other portable devices. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and began commercial service to those limited areas in June 2006. In addition to a license fee of Won 17.0 billion paid to the MIC in March 2005, we are planning to spend Won 170 billion in capital expenditures in 2006 to build and expand our WiBro network, and we may spend additional amounts to expand our WiBro service in the future; however, our investment plans may change depending on the market demand for such services, competitors offering similar services and development of competing technologies. We cannot assure you, however, that there will be sufficient demand for our WiBro services as a result of competition or otherwise.

HSDPA technology may require significant capital and other expenditures for implementation which we may not recoup and such technology may be difficult to integrate with our existing technology and business.
      HSDPA, an evolution of our WCDMA standard, is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than previously available on our WCDMA network. Under the terms of our WCDMA license received in 2001 from the MIC, we were required to commence provision of WCDMA services by the end of 2003. We commenced provision of our WCDMA services on a limited basis in Seoul at the end of 2003 and continued to improve our WCDMA services in the Seoul metropolitan area in 2004.
      We first deployed HSDPA technology in 2006. HSDPA is a new mobile telephony protocol that represents an evolution of the WCDMA standard and, among others, supports higher data capacity and allows faster data transmissions than previous WCDMA-based protocols. HSDPA upgrades to our existing WCDMA network do not require hardware upgrades and may be accomplished through software upgrades at virtually no cost. We are continuing expansion of an upgraded, HSDPA-ready version of our WCDMA network in other metropolitan areas of Korea. By May 2006, we had expanded HSDPA service to 25 cities, including Busan and Incheon. By the end of 2006, we expect HSDPA service to be available in 84 cities nationwide. In March 2005, we developed and launched dual band/dual mode handsets, which can be used in both CDMA and WCDMA networks, to offer seamless nationwide 3G service, an important factor for a nationwide deployment of HSDPA. However, the actual scope and timing of the full nationwide roll-out of our HSDPA service will depend on various other factors, including the availability of required equipment, our ability to overcome technical problems currently affecting HSDPA performance, our assessment of the market opportunities for HSDPA technology-based services and the competitive landscape in the Korean wireless market.
      We cannot assure you that we will be able to construct a nationwide WCDMA network or provide HSDPA services in a timely, effective and cost-efficient manner. Several companies in other countries have announced delays in the roll-out of their 3G and 3.5G services as a result of technological problems and difficulties with software, equipment and handset supply. We believe that we may be vulnerable to similar problems, and if such problems are not resolved effectively as they arise, our financial condition or results of operations could be adversely affected. In addition, the MIC is empowered to take various measures against us ranging from the suspension of our business to the revocation of our WCDMA license if we fail to comply with the terms of our WCDMA license. We believe that we are currently in compliance with all material terms of the license. Also, even if we complete our WCDMA network on a timely basis, we cannot assure you that there will be sufficient demand for our HSDPA services, as a result of competition or otherwise, to permit us to recoup or profit from our investment in the WCDMA license and network. In addition, demand for our HSDPA services will depend in part on the availability of attractive content and services. We cannot assure you that such content and services will become available in a timely manner, or at all.
      We expect that the build-out of our WCDMA network may require external financing, and we cannot assure you that such financing will be available at a cost acceptable to us, or at all. Also, we cannot assure you that we will be able to successfully integrate WCDMA services into our existing businesses in a timely or cost-effective manner or that the WCDMA business will not adversely affect our existing wireless businesses, including the services currently provided on our existing networks.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.
      As a part of our growth strategy, we plan to selectively seek business opportunities abroad. For example, in March 2005, we established a joint venture with EarthLink, a major Internet service provider in the United States, to provide voice and data services as a mobile virtual network operator in the United States. We also have ongoing projects in Vietnam and Mongolia. In addition, in February 2005, we established a joint venture company with China Unicom, China’s second largest mobile operator, called UNISK Information Technology Co., Ltd., to market and offer wireless Internet service in China. In addition, in June 2006, our board of directors approved plans to subscribe for up to US$1 billion of convertible bonds issued by China Unicom, convertible into 899,745,075 common shares of China Unicom, which represents an approximate 6.67% equity interest in that company. We expect the subscription to be consummated in July 2006. We will continue to seek other opportunities to expand our business abroad, particularly in Asia, as circumstances present themselves.
      In addition, we believe that we must continue to make significant investments to build, develop and broaden our existing businesses, including by developing and improving our wireless data, multimedia, mobile commerce and Internet services. We will need to respond to market and technological changes and the development of services which we may have little or no experience in providing. Entering these new businesses and regions, in which we have limited experience, may require us to make substantial investments and no assurance can be given that we will be successful in our efforts.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.
      According to data published by the MIC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2005 was approximately 79.4%, which is high compared to many industrialized countries. It is unlikely that the penetration rates for wireless telecommunications service will grow at the same pace as it has in the past given such high penetration rates. As a result of the already high penetration rates in Korea for wireless services coupled with our large market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition and results of operations.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.
      One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. We have been allocated 2 x 25 MHz of spectrum in the 800 MHz band. As a result of bandwidth constraints, our CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area, and although capacity constraints are not as severe on our CDMA 1xEV/ DO network, this network generally operates at high utilization rates. While we believe that we can address this issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business and results of operations.
      The growth of our wireless data businesses has increased our utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. This trend has been offset in part by the implementation of our CDMA 1xEV/ DO network and, more recently, our WCDMA network, which use bandwidth more efficiently for voice and data traffic than our basic CDMA networks. If the current trend of increased data transmission use by our subscribers continues, our bandwidth capacity requirements are likely to increase. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.
      As a network-based wireless telecommunications provider, we have had in the past, and expect to continue to have, significant capital expenditure requirements, as we continue to build-out and maintain our networks. We estimate that we will spend approximately Won 1.6 trillion for capital expenditures in 2006 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our WCDMA network. We currently plan to invest Won 570 billion on expansion of our WCDMA network and HSDPA service and Won 170 billion to build and expand our WiBro network in 2006. For a more detailed discussion of our capital expenditure plans and a discussion of other factors which may affect our future capital expenditures, see “Item 5B. Liquidity and Capital, Resources”. At December 31, 2005, we had approximately Won 814.4 billion in contractual payment obligations due in 2006 of which almost all involve repayment of debt obligations. See “Item 5F. Tabular Disclosure of Contractual Obligations”.
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
      We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd. and LG Electronics Inc. To date, we have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV/ DO networks from Samsung Electronics and substantially all of the equipment for our WCDMA network from Samsung Electronics and LG Electronics. Samsung Electronics also currently manufactures more than 40% of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in maintenance and upkeep of the CDMA 1xRTT and CDMA 1xEV/ DO networks or delays and additional costs in our expansion of the WCDMA network. With respect to the introduction of 3G and 3.5G services, various wireless telecommunications service providers globally have had difficulty in obtaining adequate quantities of various types of 3G and 3.5G equipment from suppliers. Inability to obtain the needed equipment for our networks in a timely manner may have an adverse effect on our business, financial condition and results of operations.
      In addition, we rely on KT Corporation and SK Networks to provide a substantial majority of our leased lines used for our wireless services. In 2005, KT Corporation and SK Networks provided approximately 16.0% and 62.0%, respectively, of our leased lines. We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations. Inability to lease adequate lines at commercially reasonable rates may impact the quality of the services we offer and may result in damage to our reputation and our business.

Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.
      All of our businesses are subject to extensive government supervision and regulation. The MIC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some level of tariff reductions in response to these suggestions. After discussions with the MIC, effective January 1, 2003, we reduced our standard rate plan’s monthly access fee by Won 1,000, increased our free air time from 7 minutes to 10 minutes per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. In addition, after discussions with the MIC, effective September 1, 2004, we reduced our monthly basic charge by 7.1% from Won 14,000 to Won 13,000. Commencing January 1, 2006, we began to provide caller ID service to our customers free of charge.
      The Korean government plays an active role in the selection of technology to be used by telecommunications operators in Korea. The MIC has adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing 3G services. The MIC may impose similar restrictions on the choice of technology used in future telecommunications services and we can give no assurance that the technologies promoted by the Government will provide the best commercial returns for us.
      Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements, including interconnection policies relating to interconnection rates in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. See “Item 4B. Business Overview — Interconnection — Domestic Calls”.
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
      We believe that the use of the common prefix identification system may pose a greater risk to us compared to the other wireless telecommunications providers because ‘011’ has very high brand recognition in Korea as the premium wireless telecommunications service. The MIC’s adoption of the number portability system has resulted in and could continue to result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing as a result of maintaining the number portability system, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview — Law and Regulation — Number Portability”.
      In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in past years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing any such handset subsidies beginning June 1, 2000. The MIC has, on several occasions between March 2002 and June 2006, imposed various types of sanctions and fines against us and the other wireless service providers for violating restrictions on providing handset subsidies and other activities which were deemed to be disruptive to fair competition. We paid the fines and believe that we have complied in all material respects with the other sanctions imposed by the MIC. For details on these and other government penalties, see “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings”. Beginning on March 27, 2006 the MIC allowed mobile service providers to grant subsidies to certain qualifying subscribers who purchase new handsets. We currently provide subsidies of between Won 70,000 and Won 240,000 to subscribers meeting certain subscription requirements. As a result of the MIC’s recent decision to allow handset subsidies, we may face increased competition from other mobile service providers. In order to compete more effectively, we have begun providing such handset subsidies, which may increase our marketing expenses, which, in turn, may have a material adverse effect on our results of operations.
      In December 2002, the MIC implemented a wireless Internet network co-share system that permits the wireless application protocol gateway, or WAP gateway, of a fixed-line operator to connect to a wireless network service provider’s inter-working function, or IWF, device. IWF is a device that connects a cellular network with an Internet Protocol, or IP, network while WAP gateway converts hypertext transfer protocol, or HTTP protocol, into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-share system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system, under which we launched these services in June 2005. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in the past in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the revenues and profits attributable to our NATE wireless portal.

We are subject to additional regulation as a result of our market position, which could harm our ability to compete effectively.
      The MIC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. We are currently designated by the MIC as a “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulation to which our competitors are not subject. For example, under current government regulations, we must obtain prior approval from the MIC to change our existing rates or introduce new rates while our competitors may generally change their rates or introduce new rates at their discretion. See “Item 4B. Business Overview — Law and Regulation — Rate Regulation”. As of December 31, 2005, our standard peak usage charge rate was approximately 11.1% higher than those charged by our competitors. We could also be required by the MIC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KTF and LGT. The MIC also awarded the IMT-2000 license to provide 3G services to LGT at a fee lower than our license fee and on terms generally more favorable than the terms of our license.
      In addition, when the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we had violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On July 6, 2005, we voluntarily extended such market share limitation through the end of 2007. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “— Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.”

      In addition, we qualify as a “market-dominating business entity” under the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on various conditions, one of which was that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. We are not currently subject to any market share limitations; however, on May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On July 6, 2005, we voluntarily extended such market share limitation through the end of 2007. We can give no assurance that the Government will not impose restrictions on our market share in the future or that we will not undertake to voluntarily restrict our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded.
      The FTC is also currently conducting an antitrust investigation into alleged price collusion among KTF, LGT and us. In May 2006, the FTC imposed fines of Won 660 million on KTF and us and Won 462 million on LGT for collusion in terminating optional flat-rate subscription plans. We expect the FTC to announce additional rulings on alleged collusive practices among mobile service providers. We cannot predict the ultimate outcome of the FTC’s investigation, and there can be no assurance that we will not be subject to additional fines or other sanctions, or that the eventual outcome will not have a material adverse effect on our financial condition or results of operations.
      The additional regulation to which we are subject has affected our competitiveness in the past and may hurt our profitability and impede our ability to compete effectively against our competitors in the future.

Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.
      Charges of financial statement irregularities by certain directors and executives at SK Networks culminated in the resignation of four of our board members and executives in March 2004, although none of these resignations were related to any allegations of wrongdoing in connection with their role in our business. SK Telecom was not implicated in any of the charges against SK Networks’ management. However, continuing financial difficulties at SK Networks could result in our having to look for alternative sources for handset distribution and fixed network line needs. In February 2004, Mr. Kil Seung Son and Mr. Tae Won Chey, who both received prison terms of three years in the court of first instance and appealed to the Seoul High Court in connection with allegations of financial misconduct at SK Networks, resigned from our board of directors, along with Mr. Moon Soo Pyo, our president at the time, and Mr. Jae Won Chey, our executive vice president at the time. See “Item 6A. Directors and Senior Management — Involvement In Certain Legal Proceedings”.
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
      SK Networks also serves as a distributor of handsets manufactured by third parties to our nationwide network of dealers. SK Networks was also the exclusive distributor of all of the handsets sold by our former subsidiary, SK Teletech, prior to our sale of the company to Pantech & Curitel in July 2005. Samsung Electronics

Co. Ltd., LG Electronics Inc., Motorola Korea, Inc. and Pantech & Curital suspended their supply handsets to SK Networks from the beginning of April 2003 for two to three weeks because of the credit risk of SK Networks. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Although we believe that handset manufacturers will be able to find another distributor to replace SK Networks in the event SK Networks is no long able to distribute handsets, there may be difficulties in efficiently distributing handsets to our subscribers and other customers in the short term.
      In addition, in 2005, we leased approximately 62.0% of our fixed network lines, which connect our various cell sites and switching stations, from SK Networks. If there is a material disruption of SK Networks’ ability to maintain and operate this business due to its financial difficulties, we may need to seek alternative sources. Although we do not believe that this will have a materially adverse effect on our business, this may result in a disruption of our services in the short term.

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
      From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a significant extent. However, the economic indicators in the past three years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.
      Developments that could have an adverse impact on Korea’s economy include:

•	financial problems or lack of progress in restructuring of chaebols, or Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain chaebols;

•	a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing base from Korea to China);

•	social and labor unrest;

•	substantial decrease in market price of the Korean real estate market;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.
      Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 9.6% of our total consolidated long-term debt, including current portion, as of December 31, 2005; and

•	an increase, in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.
      Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the Stock Market Division of the Korea Exchange, on the KRX Stock Market. These fluctuations also will affect:

•	the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.
      For historical exchange rate information, see “Item 3A. Selected Financial Data — Exchange Rate”.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.
      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. In February 2005, North Korea declared that it had developed and is in possession of nuclear weapons. In September 2005, North Korea agreed to abandon all nuclear weapons and programs, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. In addition, in recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, results of operations and financial condition and could lead to a decline in the market value of our common stock and the ADSs.

If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.
      There is currently a 49% limit on the aggregate foreign ownership of our issued shares. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of December 31, 2005, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.5%, of our issued shares. If SK Corporation were considered a foreign shareholder of SK Telecom, then its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom and the aggregate foreign shareholding in SK Telecom (based on our foreign ownership level as of December 31, 2005, which we believe was 48.7%) would exceed the 49% ceiling on foreign shareholding. As of December 31, 2005, a foreign investment fund and its related parties collectively held a 5.03% stake in SK Corporation. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.
      If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, if SK Corporation is considered a foreign shareholder, it may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. The amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. For a description of further actions that the MIC could take, see “Item 4B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

If our convertible notes are converted by foreign holders and the conversion would cause a violation of the foreign ownership restrictions of the Telecommunications Business Law, or in certain other circumstances, we may sell common stock in order to settle the converting holders’ conversion rights in cash in lieu of delivering common stock to them, and these sales might adversely affect the market price of our common stock or ADRs.
      In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 218,098 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

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
      As of December 31, 2005, POSCO owned 3.64% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7A. Major Shareholders”. Companies in the SK Group, which collectively owned 22.79% of our issued common stock as of December 31, 2005, may sell their shares of our common stock in order to comply with the Fair Trade Act’s limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See “Item 4B. Business Overview — Law and Regulation — Competition Regulation”. We understand that SK Networks, which owned 1.32% of our shares as of December 31, 2005, has agreed with its creditors in connection with its corporate restructuring to sell certain of its assets, which may include our shares. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.
      A new law enacted on January 20, 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX Stock Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports and omission of material information in such documents; (ii) insider trading and (iii) market manipulation. This law became effective starting from January 1, 2005 with respect to companies (including us) whose total assets are equal to or greater than Won 2.0 trillion as of the end of the fiscal year immediately preceding January 1, 2005. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, were not in compliance with the then effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statements for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission or the Korea Exchange Inc., or the KRX, or made publicly available. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.
      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock on deposit, which was 1,777,173 shares as of April 30, 2006, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock on October 7, 2002. See “Item 10B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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
      Failing to accurately report the securities transaction tax will result in a penalty of 10% of the tax amount due. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of the tax payment period to the day of the issuance of the tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation. See “Item 10E. Taxation — Korean Taxation”.

A holder of our ADSs may not be able to enforce a judgment of a foreign court against us.
      We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of our ADSs to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

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

Item 4.     INFORMATION ON THE COMPANY
Item 4A.     History and Development of the Company
      We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed Wireless Internet services. We served approximately 19.8 million subscribers throughout Korea as of April 30, 2006, including 19.2 million subscribers who owned data-capable handsets. As of April 30, 2006, our share of the Korean wireless market was approximately 50.7%, based on the number of subscribers.
      We provide our services principally through networks using CDMA technology. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps possible over our CDMA network. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services. As of April 30, 2006, approximately 18.9 million of our subscribers had handsets capable of accessing our CDMA 1xRTT network.
      In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to CDMA 1xEV/ DO. CDMA 1xEV/ DO is a more advanced CDMA-based technology which enables data to be transmitted at speeds of up to 2.4 Mbps. CDMA 1xEV/ DO technology also allows us to provide advanced wireless data services such as streaming video and audio services. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. As of December 31, 2004, the CDMA 1xEV/ DO network upgrade was complete, with service available in 84 cities in Korea.
      In December 2000, the MIC awarded a consortium we led, the right to acquire a license to develop, construct and operate a WCDMA network using 2 X 20 MHz of spectrum in the 2 GHz band. WCDMA is a high-speed wireless communication technology that allows us to offer even more sophisticated data transmission services at speeds faster than our CDMA 1xRTT and CDMA 1xEV/ DO networks. In March 2001, we incorporated SK IMT to hold the license and develop our WCDMA business and we, together with Shinsegi, invested Won 985.2 billion for a 61.6% interest in SK IMT. In December 2001, we disposed of 144,000 shares of SK IMT worth Won 3.9 billion. In May 2003, SK IMT merged into SK Telecom. The WCDMA license was awarded by the MIC to SK IMT in December 2000, at a total license cost to SK IMT of Won 1.3 trillion. SK IMT paid Won 650 billion of this amount in March 2001, and we are required to pay the remainder of the license cost in annual installments from 2007 through 2011. For more information, see note 2(j) of the notes to our consolidated financial statements.
      In January 2002, we also acquired the remaining 29.6% interest in Shinsegi, the second wireless operator to introduce wireless voice services in Korea, which we did not yet own, and merged Shinsegi into SK Telecom. As a result of this merger, we have a combined 2 × 25 MHz of spectrum in the 800 MHz range.
      We commenced construction of our WCDMA network in 2003 and began provision of our WCDMA-based services on a limited basis in Seoul at the end of 2003. We continued to expand and improve our WCDMA services in the Seoul metropolitan area in 2004. In 2005, we completed commercial development of HSDPA technology, also known as 3.5G technology. HSDPA technology is a more advanced mobile telephony protocol that represents an evolution of the WCDMA standard. By May 2006, we had expanded HSDPA service to 25 cities, including Busan and Incheon. We expect to complete expansion of an upgraded, HSDPA ready version of our WCDMA network to 84 cities nationwide by the end of 2006.
      In March 2004, we were assigned by the MIC, frequency for satellite DMB. In October 2004, we granted the right to use such satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services. As of April 30, 2006, TU Media had over 500,000 subscribers.
      In March 2005, we obtained a license from the MIC to provide WiBro services, which will complement our other wireless communication services, such as HSDPA. WiBro will offer wireless Internet services at competitive prices in metropolitan areas where there is a high demand for high-speed and large packet data services. In April 2005, we were assigned by the MIC, a 27 MHz of spectrum in the 2.3GHz (2,300 - 2,327MHz) range in connection with WiBro services. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul starting in May 2006 and began commercial service in those limited areas in June 2006. We intend to expand coverage of our WiBro service to other areas of metropolitan Seoul in 2006.
      On May 31, 2006, we had a market capitalization of approximately Won 18.6 trillion (US$19.4 billion, as translated at the noon buying rate of June 26, 2006) or approximately 2.61% of the total market capitalization on the KRX Stock Market, making us the fifth largest company listed on the KRX Stock Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.
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
Our Business Strategy
      We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and that the industry will be characterized by rapid technological change, reduced regulatory barriers and increased competition. Our business strategy is to enhance shareholder value by maintaining and consolidating our leading position in the Korean market for wireless services, including voice, data and Internet services. As the Korean market continues to mature, we will continue to focus on these core businesses in order to expand and enhance the range and quality of our wireless telecommunications services. Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services, including in connection with our development of new and improved wireless technologies. We have completed expanding the geographic coverage and subscriber capacity of our existing CDMA 1xRTT and CDMA 1xEV/ DO networks and are currently upgrading our existing WCDMA network to support HSDPA service, as well as expanding an HSPDA-ready version of our WCDMA network nationwide. In addition, we began to offer WiBro service to limited areas of metropolitan Seoul in June 2006, and intend to continue to expand our WiBro service coverage area. We believe we are a leader in the development and implementation of wireless technologies in Korea and that convergence among communications technologies, as well as between telecommunications and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure and know-how will provide a competitive advantage. We also pursue a research and development program designed to allow us to implement new wireless technologies as market opportunities arise. As a part of such program, we operate a network research and development center which is focused on wireless network design, digital cellular technologies and wireless telecommunications applications.

•	Retain and capitalize on our large, high-quality wireless subscriber base. With approximately 19.8 million subscribers as of April 30, 2006, we have the largest wireless subscriber base in Korea. We focus on maintaining and expanding our high-quality subscriber base through the provision of enhanced wireless services, particularly advanced Wireless Internet-based applications, at higher speeds than previously available.

•	Offer a broad range of new and innovative Wireless Internet contents and services. Through our integrated wireless and on-line portal, NATE, we plan to continue expanding the range of our Wireless Internet contents and services, with a view to increasing revenue from these services to complement our core cellular revenues. Our strategy includes the introduction of sophisticated multimedia services (such as June, a premium wireless data service that provides streaming multimedia video content through our

CDMA 1xEV/ DO and HSDPA technologies, as well as MelOn, our music portal service, GXG, our mobile gaming portal, and Cizle, our wireless Internet movie portal); mobile commerce services (such as Moneta, a wireless credit and payment system); community portal and mobile community portal services (such as Mobile Cyworld, which allows subscribers to access Cyworld, our on-line community portal service, using their cellular phone); and mobile finance services (such as M BANK, M-Stock and Moneta Card) that can be accessed using handsets and other devices, including personal computers, personal digital assistants and vehicle mounted terminals.

•	Create new opportunities that arise from an increasingly convergent and ubiquitous era in mobile communications, including by pioneering new businesses. We seek to offer our customers a variety of innovative “convergent” services that create value and convenience for our customers. For example, we have launched new services, such as Telematics, Digital Home and mobile banking, that provide access to content and services previously available only through traditional media or requiring direct personal interface. In particular, we are focusing on new businesses that provide synergies with our existing services. For example, in May 2005, TU Media Corp., one of our affiliates, successfully launched satellite DMB service, which provides broadcasting of multimedia content by satellite to various portable and handheld devices.

•	Continue to seek opportunities in overseas markets. We continue to seek opportunities into various overseas markets, particularly to Asia. In March 2005, we established a joint venture with EarthLink, Inc., the third largest Internet service provider in the United States, and, in May 2006 we launched our Mobile Virtual Network Operator, or MVNO, service, under the brand name “HELIO”, to provide wireless voice and data services across the United States. We have also been providing CDMA cellular service, under the brand name, “S-Fone”, in Vietnam since 2003 and plan to expand our network coverage to all of Vietnam. In February 2004, through the launch of a joint venture company with China Unicom, we also began extending our wireless Internet service to China. In addition, in June 2006, our board of directors approved plans to subscribe for up to US$1 billion of convertible bonds issued by China Unicom convertible into 899,745,075 common shares of China Unicom. We expect the subscription to be consummated in July 2006. In the event all of such convertible bonds are converted into common shares, our equity interest in China Unicom would be 6.67%.

Merger with Shinsegi
      In a series of transactions between December 1999 and April 2000, we acquired a 51.2% interest in the common stock of Shinsegi. In subsequent transactions between March and September 2001, we increased our interest to 70.4%. On January 13, 2002, we acquired the remaining 29.6% interest in Shinsegi and Shinsegi merged into SK Telecom.
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
      In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into SK Telecom. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4B. Business Overview — Competition”. Thus, there are currently three providers of wireless voice telecommunications services in Korea, ourselves (including Shinsegi), KTF, which is a subsidiary of KT Corporation, and LGT. As of April 30, 2006, SK Telecom had 50.7% market share of the Korean wireless telecommunications market in terms of subscribers, while KTF and LGT had market shares of 32.2% and 17.1%, respectively.
      On December 15, 2000, the MIC awarded to two companies the right to receive a license to provide 3G services using WCDMA, an extension of the Global System for Mobile Communication standard for wireless telecommunications, which is the most widely used wireless technology globally. These rights were awarded to two consortia of companies, one led by SK Telecom’s former subsidiary, SK IMT Co., Ltd., and the other to a consortium that included KT Corporation (formerly known as Korea Telecom Corp.). SK IMT Co., Ltd. was merged into SK Telecom on May 1, 2004. The right to acquire an additional license to operate a network using CDMA2000 technology was awarded to LGT in August 2001.
      A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LGT. From July 2004, a two-way MNP was implemented so that KTF subscribers could transfer to SK Telecom and LGT. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2004 and 2005, approximately 2.1 million and 2.2 million, respectively, of our subscribers transferred to our competitors. Approximately 700,000 of LGT’s subscribers in 2005 and approximately 600,000 and 1.5 million in 2004 and 2005, respectively, of KTF’s subscribers moved to our service.
      In January 2005, the government granted KT Corporation and us a license to offer a new high-speed wireless Internet service called WiBro, which will provide wireless Internet connection at speeds which are much higher than currently available. According to the MIC report entitled “Introduction and Use of WiBro Service,” published on March 11, 2005, the number of WiBro subscribers is expected to rise to more than 9 million subscribers within the next six years.
      Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 47.5 lines per 100 population as of December 31, 2005, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 79.4 subscribers per 100 population as of December 31, 2005. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,

	2001	2002	2003	2004	2005

	(In thousands, except for per population amounts)
Population of Korea(1)	47,354	47,615	47,849	48,082	48,294
Wireless Subscribers(2)	29,046	32,342	33,592	36,586	38,342
Wireless Subscribers per 100 Population	61.3	67.9	70.2	76.1	79.4
Telephone Lines in Service(2)	22,725	23,490	22,877	22,871	22,920
Telephone Lines per 100 Population	48.0	49.3	47.8	47.6	47.5

(1)	Source: National Statistical Office of Korea
(2)	Source: MIC
      The Korean telecommunications industry is one of the most developed in Asia in terms of wireless penetration, and in terms of the growth of the Wireless Internet services markets. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, is 79.4% as of December 31, 2005 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 38.3 million as of December 31, 2005.
      The following graph sets forth the wireless penetration rates for countries in the Asia/ Pacific region as of December 31, 2005.
Asia/ Pacific wireless penetration rates as of December 31, 2005(1)

Source: Merrill Lynch Global Wireless Matrix 4Q05.

(1)	Percentages may differ depending on method selected for determining population.
      Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. Wireless Internet service in Korea has grown rapidly since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive Wireless Internet service portals. In Korea, SK Telecom launched the world’s first CDMA 1xRTT network, which enabled it to provide advanced data services, in November 2000. As of April 30, 2006, approximately 18.9 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing advanced Wireless Internet services. The table below sets forth certain penetration information regarding the ownership of Internet-enabled handsets by Korean wireless subscribers as of the dates indicated:

	2001	2002	2003	2004	2005

	(In thousands)
Wireless Internet Enabled Handsets	23,874	29,085	31,431	35,016	37,202
WAP/ ME Type	18,190	25,981	29,804	34,220	36,713
I-SMS Type	5,684	3,104	1,627	797	489
Total Number of Wireless Subscribers	29,046	32,342	33,592	36,586	38,342
Penetration of Advanced Handsets	82.2%	89.9%	93.6%	95.7%	97.0%

Source: MIC.
      In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia/ Pacific region. According to the Korean Network Information Center (KNIC), the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 33.0 million at the end of 2005, a 40.0% compound annual growth rate. From the end of 2001 to the end of 2005, the number of broadband Internet access subscribers increased from approximately 7.8 million to approximately 12.2 million, a 11.8% annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	2001.12	2002.12	2003.12	2004.12	2005.12

Number of Internet Users(1)	24,380	26,270	29,220	31,580	33,010
Number of Broadband Subscribers(2)	7,806	10,405	11,172	11,921	12,191

(1)	Source: Korea Network Information Center (KRNIC).

(2)	Source: MIC. Broadband service includes xDSL (Digital Subscriber Line), Cable Modem, Apartment LAN (Local Area Network) and Satellite.

Item 4B.	Business Overview
Overview
      We are Korea’s leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed Wireless Internet services. We had approximately 19.8 million subscribers as of April 30, 2006 and our share of the Korean wireless market was approximately 50.7%, based on the number of subscribers. We currently provide the following core services:

•	Cellular services — we provide digital cellular services to our subscribers using CDMA (code division multiple access) technology, with our network covering approximately 99% of the Korean population;

•	Wireless Internet services — under our “NATE” brand name, we allow our wireless subscribers to access various websites designed for cellular use, such as access to entertainment-related contents and services and on-line financial services; and

•	Digital convergence and new businesses — we have pioneered new services that reflect the growing convergence between the telecommunications sector and other industries, including our provision of satellite DMB service, which enables satellite broadcasting to mobile devices; telematics service, which makes use of GPS technology; and our “Digital Home” service, which brings home maintenance and security into the mobile digital era.
      In addition, we provide various services outside of Korea, including in the United States, China, Vietnam and Mongolia.
      We provide our core services through our CDMA networks, including our basic CDMA network, our CDMA 1x RTT and CDMA 1x EV/ DO networks and, most recently, our WCDMA network. We also recently launched our WiBro service to complement our existing core networks and technologies. For more information on our backbone networks, see “— Digital Cellular Network”.
      We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Services Co., Ltd. We changed our name to Korea Mobile Telecommunications Co., Ltd. in 1988. We changed our name to SK Telecom Co., Ltd. effective March 21, 1997. Our registered office is at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea and our telephone number is 82-2-6100-1563.
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
      We introduced our digital cellular service using CDMA technology in the Seoul metropolitan area in January 1996 and substantially completed the geographic build-out of our network in 1998. On December 31, 1999, we terminated our analog service. Our digital network provides wireless telecommunications service to an area covering approximately 99% of the Korean population. We continue to increase the capacity of our wireless networks to keep pace with the growth of our subscriber base and increased usage of voice and wireless data services by our subscribers.
      As of April 30, 2006, approximately 18.9 million out of 19.8 million subscribers owned handsets capable of accessing our CDMA 1xRTT network. Beginning in 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to a more advanced technology called CDMA 1xEV/ DO. CDMA 1xEV/ DO technology enables data to be transmitted to CDMA 1xEV/ DO-capable handsets, which became available in Korea in June 2002, at speeds up to 2.4 Mbps, which is 16 times faster than CDMA 1xRTT’s maximum transmission speed. CDMA 1xEV/ DO technology allows us to provide advanced wireless data services such as streaming video and audio services and also allows us to use our spectrum more efficiently. As of December 31, 2004, we had completed our CDMA 1xEV/ DO network upgrade with services available in 84 cities in Korea.
      We commenced provision of our WCDMA services on a limited basis in Seoul at the end of 2003 and continued to improve our WCDMA services in the Seoul metropolitan area in 2004. In 2005, we completed development of HSDPA technology, which represents an evolution of the WCDMA standard and, among others, supports higher data capacity and allows faster data transmissions than previous WCDMA-based protocols. HSDPA upgrades to our existing WCDMA network do not require hardware upgrades and may be accomplished through software upgrades at virtually no cost. By May 2006, we had expanded HSDPA service to 25 cities, including Busan and Incheon. We expect to expand our WCDMA network and HSDPA service to 84 cities nationwide by the end of 2006. For a more complete discussion of our CDMA-based networks, see “— Digital Cellular Network” below.
      We seek to continue to strengthen our market leadership and diversify our revenue base by introducing a broad range of subscriber-oriented “value-added” services. Our most popular value-added services in 2005 included:

•	Call Keeper service, which provides a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off;

•	COLORing service, which plays a “ring back” melody in lieu of a conventional dial tone when callers dial a COLORing subscriber’s mobile phone;

•	Auto COLORing service, which periodically changes the default ring-back melody according to the subscriber’s music category selection; and

•	Perfect Call service, which combines Call Keeper service with a new service that alerts subscribers when a dialed number that was engaged when first dialed, is no longer engaged.

      As of December 31, 2005, 8.5 million users had subscribed to our COLORing service, 4.6 million users to our Perfect Call service and 3.5 million users to our Call Keeper service. In aggregate, revenues attributable to value-added service fees were Won 339.9 billion in 2005.
      To complement the services we provide to our subscribers in Korea, we have also entered into roaming service agreements with various foreign wireless telecommunications service providers. We provide global roaming services based on three basic technologies in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. As of May 31, 2006, we offered CDMA roaming services in 18 countries including the U.S., Japan, China, Thailand, Canada, New Zealand and Australia. Our GSM roaming services are available in 78 countries, including countries in Europe and Africa. Our WCDMA voice roaming service is currently available in Japan, Hong Kong, Singapore, Italy, France and Germany. The WCDMA voice roaming service area will be expanded to include the United Kingdom, Spain and the Netherlands in 2006. In addition, our global data roaming service is available in six countries, including China, Japan and Thailand. We have approximately 2 million global roaming service users, in aggregate, as of December 31, 2005.
Wireless Internet Services
      Our wireless Internet services represent a key and growing business area. We currently offer a wide variety of Internet content and services, in addition to providing our wireless subscribers access to the Internet. Through such wireless Internet content and service offerings, we believe we are also building greater loyalty among our subscribers. We intend to continue to build our wireless Internet services as a platform for growth, extending our portfolio of offerings and developing new content for our subscribers.
      Under our brand name “NATE”, we offer our wireless subscribers access to the Internet, where subscribers can access a wide variety of content including current news, stock quotes and other information, as well as gain access to a wide variety of services including securities trading and on-line banking services. Subscribers can purchase goods and services through their wireless devices, send and receive e-mail and gain access to various third party Internet websites configured to work with wireless technology. Subscribers access NATE using WAP technology. WAP technology allows wireless data transmission and has been adopted by over 200 major telecommunications operators worldwide. As of April 30, 2006, approximately 19.1 million, or 96.5%, of our subscribers owned WAP-enabled handsets capable of accessing our CDMA 1xRTT network.

Multimedia
      In November 2002, we introduced June, a wireless data service that provides streaming content, primarily using our CDMA 1xEV/ DO technology. Content provided through the June service includes Video on Demand, or VOD and Music on Demand, or MOD; television programs, which can be viewed real-time; and multimedia messaging. In addition, June subscribers can access the Internet through NATE, our integrated wired and wireless Internet platform. As of December 31, 2005, June had 6.7 million subscribers.

Music Portal Service
      In November 2004, we introduced a music portal service called MelOn, a new music service concept from a combined wireless and wired network. This service allows subscribers to access digital music through cellular phones on a wireless network, while paying airtime charges and monthly flat rates. This service also offers access to real-time streaming from on-line websites and digital music downloads to MP3 players and MP3 phones. In addition, the service protects the rights of music copyright holders by preventing the illegal distribution and use of digital music content through the application of Digital Right Management technology. As of December 31, 2005, we had 4.2 million subscribers to our MelOn Service. We expect demand for this service to continue to grow.
      In August 2005, we also acquired a 60% stake in YBM Seoul Records Inc., Korea’s largest music recording company in terms of records released and revenues, for Won 27.9 billion. Through our acquisition of YBM, we are able to offer customers of our MelOn service access to an expanded digital music contents pool. Also, in July and October 2005, we and certain other Korean investment companies invested an aggregate Won 40 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2005, our contribution to the funds amounted to Won 39.6 billion. Furthermore, in September, October and December 2005, we and our co-investors invested an aggregate Won 55.8 billion in four movie production funds to strengthen our ability to obtain movie contents. We had invested Won 20 billion in such movie production funds as of December 31, 2005.

Community Portal Service
      “Cyworld”, which is offered by our subsidiary, SK Communications, is one of the most popular on-line community portal services in Korea. As of December 31, 2005, our Cyworld portal service had 16.6 million subscribers. In March 2004, we launched “Mobile Cyworld”, allowing our subscribers to access the Cyworld portal community site through their cellular phones. In 2005, approximately 1.25 million subscribers accessed Mobile Cyworld service, with the average number of monthly users reaching 585,000.

Wireless Entertainment Services
      In April 2005, we launched “GXG”, a 3D mobile game portal, through which subscribers can download mobile games to their cellular phones. The games offered through our GXG portal feature advanced 3D graphics and high-speed action, which, we believe, represent a new standard of mobile gaming. In order to download and access the 3D mobile games available through our GXG portal, subscribers must own handsets equipped with a mobile gaming-specific chip. As of December 31, 2005, GXG offered 62 mobile games from leading domestic and foreign game publishers and more than 300,000 of our subscribers owned handsets equipped with a mobile gaming-specific chip.
      In November 2003, we launched “Cizle”, a wireless Internet movie portal. Cizle allows subscribers to purchase movie tickets using their cellular phones, as well as to view information about currently-playing movies. Cizle subscribers may also receive discounts on their ticket purchases.

M-Commerce
      In April 2002, we introduced Moneta, a wireless credit and payment system, which allows subscribers to make credit card payments using their cellular phones. The Moneta service is activated by installing an integrated circuit chip in the subscriber’s cellular phone which transmits transaction information to the merchant’s reader system. As of December 31, 2005, 4.3 million Moneta-enabled handsets had been sold in Korea. Moneta users do not need to manually enter their credit card number when they make payments. The system is based on an international technological standard developed by Europay, Mastercard and Visa. We receive a fee from the card issuer for each card issued and a transaction fee, based on the transaction value, for each transaction effected using the Moneta payment system. In May 2002, we entered into a technological cooperation agreement with Visa pursuant to which Visa has agreed to adopt our wireless credit and payment system as the international standard for Visa’s worldwide operations. In addition, we have established payment systems with major department stores and discount stores (such as Family Mart) and affiliated merchant stores (such as Starbucks and TGI). We are also developing other uses for mobile payment technology to provide other services, such as payment for transportation services and to serve as a means of identification.
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
      As of December 31, 2005, we provided chip-based mobile banking services, under the brand name “M-Bank”, in conjunction with 17 commercial banks in Korea. M-Bank offers a range of mobile banking services, allowing subscribers to conduct a variety of banking transactions, including money transfers and account inquiries, through their mobile phones. As of December 31, 2005, M-Bank had approximately 760,000 subscribers.
      Under our “NATE.com” brand name, we offer a portal service at our website, www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine as well as access to free e-mail accounts. During the month of May 2006, approximately 25.7 million unique users visited this website.
      We offer an instant messaging service to our Nate.com and NATE users. This service, which we call “NATE-ON”, allows users to chat on-line through a variety of devices, including personal computers, wireless handsets and personal digital assistants. As of December 31, 2005, the number of NATE-ON subscribers reached approximately 10.3 million, surpassing that of MSN Messenger of Microsoft Corporation in Korea, making us the market leader in terms of number of subscribers in Korea in the instant messaging service market according to a survey conducted by an independent consulting firm. We continue to seek to introduce new wireless data services and innovations with a view to increasing revenue from these businesses.
      Under our “NATE Auction” brand name, launched in June 2006, we offer our wireless subscribers access to a real-time auction platform, where subscribers can sell or bid on items using their cellular phones. Subscribers can also upload images of the items for sale. During the bidding process, each bidder is notified through text message alerts on real-time basis whenever higher competitive bids are made. We charge successful bidders a commission of 2% of the sale price.
Digital Convergence and New Businesses
      Digital convergence is the new paradigm in telecommunications. While we acknowledge the increasing equivocation of conventional industry boundaries as a potential threat, given the entrance of non-traditional players into the mobile communications space, we also view convergence as significant growth opportunity. We believe that incumbent telecommunications service providers, like us, with existing advanced infrastructure, technical know-how and a large subscriber base, are especially well positioned to pioneer new “convergent” businesses. In recent years, we have focused on developing cross-over services that provide synergies with our existing business.

Satellite DMB
      In September 2003, we invested in a satellite-based DMB business. DMB technology allows broadcasting of multimedia content through transmission by satellite to various mobile devices. For example, DMB technology allows users to view satellite television broadcasts on portable handsets or vehicle-mounted televisions enabled to receive DMB transmission. We launched a DMB satellite in March 2004. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media, an affiliate in which we held a 29.6% equity stake as of December 31, 2005. TU Media received a license from the MIC as a satellite DMB provider on December 30, 2004. In May 2005, TU Media began to provide commercial satellite DMB service, offering 7 video and 20 audio channels. Currently, TU Media offers a range of broadcast content including education, games, drama, music, news and culture over more than 37 channels, 11 video and 26 audio. As of April 30, 2006, TU Media had over 500,000 subscribers. We believe that this business will enable us to improve the breadth of services that we already offer and remain competitive in the face of increasing convergence in the telecommunications and broadcasting industries.

Telematics Service
      In February 2002, we introduced a Telematics service called NATE Drive. NATE Drive is an interactive navigation service that provides driving directions, real-time traffic updates and emergency rescue assistance through voice and graphic messaging. It combines the global positioning system, or GPS, with our cellular phone wireless network. In December 2004, we also added new services to NATE Drive, including a tourist guide and cultural information. As of December 31, 2005, we had approximately 285,000 NATE Drive subscribers.

      In April 2002, we also entered into an agreement with Renault Samsung Motors and Samsung Electronics to jointly develop a Telematics business. Pursuant to the agreement, we provide the cellular phone network and NATE Drive service, Samsung Electronics provides Telematics-enabled terminals for vehicles and Renault Samsung Motors installs the Telematics-enabled terminals in certain vehicles it sells. In February 2005, we entered into a memorandum of understanding with Renault Samsung Motors, under which we and Renault Samsung agreed to focus on improving the Telematics service platform and infrastructure.
      In December 2004, we launched Telematics service on Jeju Island and, in August 2005, were selected as the pilot Telematics service provider for Jeju Island as part of the MIC and Jeju Island’s joint effort to showcase the island as a model for Telematics service. In connection with this program, more than 80,000 tourists have used Nate Drive.

Digital Home
      In April 2004, we, along with 40 other companies, formed the SKT Digital Home Consortium, sponsored by the MIC to offer pilot service in certain metropolitan areas within Seoul and Busan by December of 2007. The consortium plans to initially offer digital home services, which allow homeowners to access, monitor and control certain electronic-based home appliances and other functions remotely through their mobile phones, to a limited test pool of households in those areas.
Global Business

Provision of Wireless Internet Platforms and Cellular Network Solutions to Foreign CDMA Network Operators
      We are seeking to expand our global business through sales of our wireless Internet platforms and cellular network solutions, as well as sales of consulting services in the field of mobile communications. In April 2002, we entered into an agreement with Pelephone Communications Ltd., an Israeli CDMA operator, to supply our NATE wireless Internet platform to Pelephone on a turnkey basis. In May 2002, we entered into a memorandum of understanding with Openwave of the United States, a wireless Internet-based communication software and application provider, to form a strategic alliance in order to carry out co-marketing of our NATE wireless Internet platform solutions in overseas markets. In December 2002, we entered into an agreement with Asia Pacific Broadband Wireless Communications (“APBW”), one of five companies licensed to offer 3G mobile services in Taiwan, to provide a wireless Internet solution on a turn-key basis. Under the agreement, APBW was granted a license to use certain of our software and wireless Internet solutions for mobile Internet access and multimedia services. We also signed a contract with TA Orange, a GSM-based mobile communications operator in Thailand, in July 2004 to provide wireless Internet platforms, including the NATE portal platform and NATE service solutions and contents. We completed the build-out of this network in June 2005. In addition, we have also been successful in sales of our other cellular network solutions, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing various multimedia files such as background music, phone camera photos and videos to other handsets.

Overseas Operations
      We have been expanding our business operations in overseas markets, including the United States, China, Vietnam and Mongolia.
      United States. On March 24, 2005, we and EarthLink completed the formation of SK-EarthLink to market wireless voice and data services in the United States. In October 2005, SK EarthLink changed its name to HELIO. We have committed to invest $220 million over the next three years, of which $161.5 million has been invested as of March 31, 2006, and EarthLink has committed to invest $220 million over the next three years, of which $161.5 million has been invested as of the same date. HELIO is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to wireless consumers located in the United States and commercially launched its MVNO services in May 2006. HELIO taps into the previously under-served but rapidly growing wireless data, entertainment, and voice market in the United States, also leverages our expertise in developing and implementing 3G technology and other cutting-edge applications and

EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. We and EarthLink each have a 50 percent voting and economic ownership interest in HELIO.
      Since December 2004, we have been offering our COLORing solution to Verizon Wireless, a major mobile phone service provider in the United States. As an application service provider, we receive an agreed percentage of Verizon’s COLORing service related revenues.
      China. In February 2004, we and China Unicom, the second largest telecom operator and the only CDMA service provider in China, established a joint venture company called “UNISK Information Technology Co., Ltd.” (“UNISK”), with an aggregate initial investment of approximately $6 million. We own a 49% stake of UNISK and China Unicom holds a 51% stake. UNISK offers wireless Internet service in China under a brand name that means “community of young elites” in Chinese. In June 2006, our board of directors approved plans to subscribe for up to US$1 billion of convertible bonds issued by China Unicom convertible into 899,745,075 common shares of China Unicom. We expect the subscription to be consummated in July 2006. The convertible bonds have a three-year maturity and our conversion rights with respect to such securities are exercisable commencing on the first anniversary of the issue date until seven days prior to the maturity date. In the event all of such convertible bonds are converted into common shares, our equity interest in China Unicom would be 6.67%.
      In July 2004, we acquired ViaTech, an Internet portal service and mobile contents provider in China, to enhance our wireless Internet contents and expand our service area. Through ViaTech, we offer a Chinese-language version of Cyworld to subscribers in China. ViaTech had approximately 1.3 million Cyworld subscribers as of January 31, 2006. ViaTech generated US$4.5 million in revenues in 2005.
      Vietnam. In October 2000, with an aim toward commercializing CDMA cellular service in Vietnam, we, LG Electronics and Dongah Elecomm established a joint venture company SLD Telecom PTE. In July 2003, SLD Telecom entered into a business cooperation contract with Saigon Postal Telecommunication Services Corporation to establish a joint venture company, S-Telecom, to provide cellular mobile communications services and commercial CDMA cellular service, the first of its kind in Vietnam under the brand name “S-Fone”. The “S-Fone” service is now being offered in 39 major provinces in Vietnam, including HoChiMin and Hanoi, and has been increasing its subscriber base through clear call quality, customized tariff plans and value-added services. The number of S-Fone subscribers had surpassed 370,000 as of December 2005. In November 2005, our board of directors approved an additional $280 million investment in SLD Telecom to fund expansion of our network coverage to all of Vietnam in order to meet the needs of a growing subscriber base. As of January 31, 2006, we had invested $100 million in this expansion project. As only approximately 11.8% of Vietnam’s population of approximately 83.2 million had subscribed to cellular service as of December 31, 2005, we believe that the Vietnamese mobile communication market offers significant opportunity for future growth.
      Mongolia. In July 1999, we acquired a 27.8% equity interest in Skytel, Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of May 31, 2006, Skytel had approximately 100,000 subscribers. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately $500,000. As of December 31, 2005, our equity interest in Skytel was 28.6%.
      As we have in the past, we expect to continue to seek opportunities to create value utilizing our core competencies abroad. We are currently studying various opportunities overseas, particularly in Asia.
Other Products and Services

Handset Manufacturing
      Until our sale of a controlling interest in the company in July 2005, we designed, marketed and sold digital handsets through our former consolidated subsidiary, SK Teletech, under the brand name “SKY”. The handsets were principally manufactured by third parties under contracts with SK Teletech. We established SK Teletech together with Kyocera Corporation of Japan, which held a significant minority interest in SK Teletech before selling all of its interest in SK Teletech to us in March 2004. We increased our stake in SK Teletech to 89.1% in March 2004. On May 3, 2005, our board of directors approved the sale of 60% of the total issued and outstanding shares common stock of SK Teletech to Pantech & Curitel, a handset maker in Korea. The sale was consummated in July 2005, reducing our ownership in SK Teletech from 89.1% to 29.1%, which subsequently became a 22.7% equity interest in Pantech following the merger of SK Teletech (later renamed SKY Teletech) into Pantech in December 2005. Until such sale, all of SK Teletech’s domestic sales of digital handsets were to our affiliate, SK Networks, which distributed them principally to our network of dealers for sale to our subscribers and other consumers. Due to an FTC-imposed condition to our acquisition of Shinsegi, which remained in effect through the end of 2005, SK Teletech was unable to sell more than 1,200,000 handsets (excluding WCDMA handsets) per year to SK Telecom and its affiliates.

International Calling Services
      Through our 90.8% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre-and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink handled approximately 960 million total call minutes in 2005, which generated Won 138.7 billion in revenues. SK Telink obtained a domestic long distance telephone service business license in July 2004 and began commercial service of providing domestic long distance service in Korea in February 2005. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephony service since February 2005. SK Telink’s efforts are directed at continuing to reinforce its existing core businesses such as international and domestic long distance telephone service and seeking to create new sources of revenue. For example, SK Telink offers Voice over Internet Protocol, or VoIP, service through the Internet. VoIP is an advanced technology that transmits voice data through an Internet Protocol network. SK Telink also acquired licenses to operate value-added domestic telephone service and Internet telephone service in July 2005.
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

	As of and for the Year Ended December 31,

	2003		2004		2005

	(In billions of won)
Initial Connection Fees	~~W~~	176.6	~~W~~	198.4	~~W~~	232.3
Monthly Access Fees		3,132.2		3,266.1		3,365.1
Usage Charges		3,615.1		5,300.7		5,538.8
Interconnection Revenue		1,017.1		849.4		898.6
Revenue from Sales of Digital Handsets(1)		612.0		649.8		294.6
Other Revenue(2)		1,538.8		33.2		32.5

Total	~~W~~	10,091.8	~~W~~	10,297.6	~~W~~	10,361.9

Additional Facility Deposits	~~W~~	5.0	~~W~~	31.8	~~W~~	3.4
Refunded Facility Deposits		7.7		44.6		11.0
Facility Deposits at Period End		44.2		31.4		23.8

(1)	Until its sale to Pantech & Curitel in July 2005, our revenue from handset sales consisted of sales by our former subsidiary, SK Teletech.

(2)	Other revenue includes revenue from value-added services, including voice-activated dialing, caller ID, call forwarding, call waiting and three-way calling.
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
      SK Telecom currently offers four basic types of service plans: the Standard rate plans, the TTL plans, the Ting plans and the long-term contract discount plans. We also offer Date Free plans, designed for multimedia wireless data service using CDMA 1xEV/ DO technology.
      Higher rate plans generally include a fixed monthly amount of usage time while the lower rate plans are generally usage-based. The monthly access fees for the Standard plans range from Won 11,000 to Won 22,000, and generally target the adult market segment. The monthly access fees for the TTL plans range from Won 15,000 to Won 25,000 and target young adults between the ages of 19 and 24. The monthly access fees for the Ting plans range from Won 13,500 to Won 26,000 and generally target youths between the ages of 13 and 18. We also offer five long-term discount plans, ranging from a monthly rate of Won 15,000 to Won 90,000.
      In February 2005, we simplified our 26 different types of Data Free plans into four types of flat fee based plans. The monthly access fees range from Won 3,500 to Won 26,000.
      In January 2004, we introduced discount plans for subscribers committing to long-term contracts with a duration of 18 months or 24 months based on usage levels. Subscribers with the highest usage per month (whose monthly charges are above Won 70,000) and on a two-year contract benefit from the highest level of discount.
      With the approval of the MIC, effective from January 1, 2003, we reduced our Speed011 Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. Subsequently, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. We began to provide the caller ID service to customers free of charge starting January 1, 2006. Also, effective September 1, 2004, we reduced our tariffs by 3.7% and reduced our monthly basic charges from Won 14,000 to Won 13,000. See “Item 5A. Operating Results — Overview”.
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
      The following table summarizes some of SK Telecom’s cellular rate plans as of April 30, 2006:

				Peak Usage		Off-Peak Usage		Night-Time Usage
			Included Airtime/	Charges		Charges		Charges
	Monthly Access Fee		Discount	(Per 10 Seconds)		(Per 10 Seconds)(2)		(Per 10 Seconds)

Standard
Regular	~~W~~	13,000	10 minutes	~~W~~	20	~~W~~	13	~~W~~	10
Slim		12,500			19		19		19
Family		13,000	5 minutes		18		12		9
Designated Number Discount		16,000			20		20		20
Three-Three(3)		14,500			—		—		—
Time		16,000	7 minutes		21		17		12
Pink Couple		22,000	500 minutes		20		20		20
Silver(4)		11,000	30 minutes		38		38		38
i-Kids(5)		11,000	70 minutes		20		20		20
Welfare 160/220(6)		16,000	Won 10,000		30		30		30
		22,000	Won 22,000		30		30		30
TTL Plans
Standard		15,000			20		20		20
SMS		25,000			19		19		19
Regional		15,500	7 minutes		21		16		9
Designated Number		16,000			20		20		20
Pink Couple		22,000			20		20		20
Couple		16,500	150 minutes		20		20		9
Ting Plans
Text Premium		26,000			30		30		30
Buddy		15,000	70 minutes
Ting 500		15,000	60 minutes		12		12		12
Ting 100 (Normal Rate)		13,500	60 minutes		35		18		9
Ting 100 (Vacation Rate)		13,500	60 minutes		24		24		9
Ting Start		18,000			30		30		30
Data Free Plan(7)		26,000			—		—		—
“Free Plans”
Free Holiday(8)		—			—		—		—
Free Everyday(9)		—			—		—		—
Free Plan for Calls Over 3 Minutes(10)		—			—		—		—

(1)	Discounts may include free text messages, ring tone downloads, coloring and NATE minutes.

(2)	Excludes a 5% discount on domestic calls for customers who have subscribed to our cellular services for over 1 year; a 10% discount for customers who have subscribed to our cellular services over 2 years; a 15%

discount for customers who have subscribed to our cellular services over 3 years and a 20% discount for customers who have subscribed to our cellular services over 5 years.

(3)	Under this plan, for the first three minutes of airtime we charge Won 20 per 10 seconds; we offer the fourth to sixth minutes free of charge; and charge Won 15 per 10 seconds for airtime thereafter.

(4)	Subscribers must be 65 years old or older and each subscriber is limited to enrolling in one Silver Plan.

(5)	Subscribers must be 12 years old or younger and each subscriber is limited to enrolling one i-Kid Plan.

(6)	This plan is limited to mentally or physically challenged subscribers.

(7)	Includes unlimited use of data service. This plan is offered from September 30, 2005 through September 30, 2006.

(8)	11 hours of airtime on Sundays and public holidays, for an additional Won 10,000 per month.

(9)	11 hours of airtime in excess of the average number of minutes used during the previous two months, for an additional Won 15,000 per month.

(10)	11 hours of domestic airtime for any airtime exceeding the first three minutes, for an additional Won 15,000 per month.
      We offer a variety of value-added services including voice-activated calling, voice mail, short text messaging, caller ID and call waiting. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services, except caller ID and call waiting services, which are offered free of charge to all beginning subscribers.
      We offer wireless data services to our subscribers through NATE. Subscribers using SK Telecom’s CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a per-use basis. Standard rates for NATE range from Won 7 to Won 15 for ten seconds of airtime. Since April 23, 2001, subscribers using our CDMA 1xRTT and CDMA 1xEV/ DO networks are charged based on the amount of data that is transmitted to the subscriber’s handset. Subscribers using our WCDMA network are also charged based on the amount of data transmitted. The data transmitted is measured in packets of 512 bytes. We charge Won 6.5 per text packet and Won 1.3 per multimedia packet. Prior to April 23, 2001, our CDMA 1xRTT subscribers were charged time-based fees.
      We offer wireless multimedia data services through June. In February 2005, we simplified our 26 different types of Data Free plans into four types of flat fee based plans. The monthly access fees range from Won 3,500 to Won 26,000. Also, through September 30, 2006, we are offering a temporary promotional WCDMA Data Free plan, which allows up to a 50% discount on all services used by subscribers.
      We generally require new subscribers (other than some corporate and government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company may elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We pay a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later elects the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.8 billion as of December 31, 2000 to Won 23.8 billion as of December 31, 2005. We do not expect to have to refund a significant amount of facility deposits in the future, because we believe that most of our subscribers who wish to be covered by the Seoul Guarantee Insurance Company have already elected to so.
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
Subscribers
      We had 19.8 million subscribers as of April 30, 2006, representing a market share of 50.7%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our digital network, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, caller ID, three-way calling and Wireless Internet services provided by NATE; and

•	our acquisition of Shinsegi.
      The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,

	2003	2004	2005

Subscribers	18,313,153	18,783,338	19,530,117
Subscribers Growth Rate	6.4%	2.6%	4.0%
Activations	3,688,312	4,407,087	5,057,176
Deactivations	2,594,721	3,936,884	4,310,397
Average Monthly Churn Rate(1)	1.2%	1.7%	1.8%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV/ DO-capable handsets by terminating their service and opening a new subscriber account.
      We had 19,530,117 subscribers as of December 31, 2005. For the year ended December 31, 2005, we had 5,057,176 activations and 4,310,397 deactivations, representing an average monthly churn rate of 1.8% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.
      Our subscriber growth rate was adversely affected by actions we took to comply with certain requirements of the FTC regarding our acquisition of Shinsegi. The FTC approved our acquisition of Shinsegi on the condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. We are not currently subject to any market share limitations; however, on May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, which was the combined market share held by SK Telecom and Shinsegi at the time of the approval of SK Telecom’s merger with Shinsegi in January 2002. On July 6, 2005, we voluntarily extended such market share limitation through the end of 2007. We can give no assurances that the Government will not impose restrictions on our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded, and our subscriber growth rate may decline.
      Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system, in which a unique prefix was assigned to all the phone numbers of a specific network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea, which allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use different frequencies than KTF and LGT. Subscribers who switch between KTF and LGT need not purchase a new handset, as KTF and LGT use the same frequencies. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. We were required to adopt the number portability system earlier than our competitors, allowing our customers to transfer their numbers to our competitors but not allowing our competitors’ customers to transfer their number to our service. KTF and LGT introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to their original service provider without paying any penalties within 14 days of their initial transfer.
      The following table sets forth the number of subscribers of the three wireless mobile telecommunications operators who transferred from one operator to another during each month following the implementation of the number portability system:

Period	SKT→KTF	SKT→LGT	KTF→SKT	KTF→LGT	LGT→SKT	LGT→KTF	Total

2004
First Quarter	417,212	286,163	—	—	—	—	703,375
Second Quarter	444,225	287,660	—	—	—	—	731,885
Third Quarter	173,384	133,315	351,238	109,223	—	—	767,160
Fourth Quarter	236,251	149,939	216,175	133,276	—	—	735,641
2005
First Quarter	391,386	148,486	354,672	156,394	213,179	220,322	1,484,439
Second Quarter	355,300	178,550	372,621	170,378	159,662	131,246	1,367,757
Third Quarter	395,070	170,604	392,104	154,723	161,308	128,472	1,402,281
Fourth Quarter	344,941	178,560	367,998	164,114	149,887	112,711	1,318,211
2006
January	155,588	60,465	154,166	60,741	63,112	58,552	552,624
February	164,413	62,672	166,271	67,880	60,338	61,534	583,108
March	172,963	59,056	165,979	62,168	60,016	65,694	585,876
April	81,071	37,869	91,112	35,164	41,186	34,884	321,286

Total	3,331,804	1,753,339	2,632,336	1,114,061	908,688	813,415	10,553,643

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

      The following table sets forth, based on data from the MIC, new subscribers for each major wireless cellular provider following the adoption of the “010” prefix in January 2004:

	New Wireless Subscribers

	SK Telecom		KTF		LGT

	Number of	Percentage	Number of	Percentage	Number of	Percentage
Period	Subscribers	of Total	Subscribers	of Total	Subscribers	of Total

2004
First Quarter	1,210,435	41.5%	1,060,250	36.4%	644,709	22.1%
Second Quarter	1,276,659	44.3%	989,318	34.4%	613,341	21.3%
Third Quarter	547,146	39.4%	501,154	36.1%	341,810	24.6%
Fourth Quarter	795,359	45.9%	552,618	31.9%	384,825	22.2%
2005
First Quarter	739,056	42.3%	670,187	38.3%	338,911	19.4%
Second Quarter	713,151	46.2%	516,628	33.4%	314,811	20.4%
Third Quarter	707,228	43.1%	607,024	37.0%	328,133	20.0%
Fourth Quarter	662,731	42.1%	528,244	33.6%	381,800	24.3%
2006
January	245,324	43.9%	186,804	33.5%	126,092	22.6%
February	262,623	45.4%	191,535	33.1%	124,525	21.5%
March	250,407	46.0%	171,461	31.5%	122,587	22.5%
April	164,076	44.5%	118,983	32.2%	85,964	23.3%
May	196,569	43.4%	140,814	31.1%	115,273	25.5%
Marketing and Service Distribution
      We market our services and provide after-sales service support to customers through 29 sales centers, 45 branch offices and a network of 1,378 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 200,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, including processing subscription applications and accepting facility deposits or arranging for insurance with Seoul Guarantee Insurance Company.
      Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly access and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 1.5 billion with a repayment period of up to three years.
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
      When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. We have implemented a range of marketing measures, including more extensive promotions to attract new customers as well as to encourage loyalty of our existing subscribers and discourage migration to other service providers. In 2001, advertising expenditures as a percentage of revenues amounted to 4.1%, principally for promotion of our voice and wireless data services. Our marketing expenses were lowered during the first half of 2001 due to the elimination of handset subsidies and our efforts to satisfy the FTC-imposed condition that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and this market share limitation no longer applies, although we voluntarily limited our market share through the end of 2005 to 52.3% of the wireless telecommunications market. On July 6, 2005, we voluntarily extended such market share limitation through the end of 2007. In 2003, 2004 and 2005, advertising expenditures amounted to 3.7%, 3.3% and 2.6% of our revenues, respectively.
      In March 2004, we entered into a Won 120 billion agreement with IBM Business Consulting Services for a term of two years in connection with our efforts to improve our marketing system. IBM has been implementing a new process and application infrastructure consisting of a new customer relationship management system, as well as billing, partner relationship management and content management systems. In May 2005, we and IBM agreed to terminate the March 2004 agreement for a total aggregate payment to IBM of Won 79.7 billion for services provided through the termination date, with an understanding that another system integration company is better suited for our needs in light of the enhanced features of the new systems to cover data for our customers of newly launched services. On June 1, 2005, we entered into an agreement with SK C&C to develop our “Next Generation Marketing” project, under which SK C&C has agreed to develop and deliver infrastructure necessary to implement our Next Generation Marketing strategies, for Won 53.5 billion. The agreement will terminate on July 1, 2006.
Interconnection
      Our networks interconnect with the public switched telephone networks operated by KT Corporation, Hanaro Telecom, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a government agency under the MIC. We estimate that approximately 37.9% in 2003, approximately 34.0% in 2004 and approximately 34.6% in 2005 of our incoming and outgoing calls originated from or were routed to the networks of KT Corporation and Hanaro Telecom or the international gateways of KT Corporation, DACOM and Onse.
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

      The new rates had a negative impact on our operations in 2005 in the amount of approximately Won 124.9 billion, resulting in an estimated Won 49.2 billion reduction in revenue and Won 75.7 billion increase in interconnection expenses. The Won 75.7 billion increase in interconnection expenses include the increase in the land-to-mobile interconnection expenses that were paid to fixed-line service providers. In 2005, we received Won 898.6 billion in interconnection revenue and incurred Won 989.4 billion in interconnection expense. See “Item 5A. Operating Results — Overview — Revenue”.
      For 2003, our total interconnection revenues were Won 1,017.1 billion and our total interconnection expenses were Won 771.5 billion. For 2004, our total interconnection revenues were Won 849.4 billion and our total interconnection expenses were Won 913.7 billion. For 2005, our total interconnection revenues were Won 898.6 billion and our total interconnection expenses were Won 989.4 billion.

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
      Wireless-to-Wireless. The MIC did not determine interconnection charges for calls between wireless telephone networks in Korea prior to 2000; instead, the interconnection charges were negotiated among the operators. The MIC implemented interconnection charges for such calls starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from SK Telecom’s imputed cost, which was Won 45.7 per minute for 2002. This was reduced to Won 41.0 per minute for 2003 and further reduced to Won 31.8 per minute and Won 31.2 per minute for 2004 and 2005, respectively. Our revenues from the wireless-to-wireless charge Won 435.2 billion (including Won 86.6 billion for Shinsegi) in 2001, Won 350.9 billion in 2002, Won 412.2 billion in 2003, Won 426.6 billion in 2004 and Won 502.7 billion in 2005. Our expenses from these charges were Won 496.0 billion (including Won 105.5 billion for Shinsegi) in 2001, Won 482.7 billion in 2002, Won 518.2 billion in 2003, Won 644.6 billion in 2004 and Won 748.8 billion in 2005. The charges above were agreed among the parties involved and confirmed by the MIC.

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

International Roaming Arrangements
      To complement the services we provide to our subscribers in Korea, we have entered into roaming service agreements with various foreign wireless telecommunications service providers. We provide global roaming services based on three basic technologies, in part, depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. As of May 31, 2006, we offered CDMA roaming services in 18 countries including the U.S., Japan, China, Thailand, Canada, New Zealand and Australia. Our GSM roaming services are available in 78 countries, including countries in Europe and Africa. Our WCDMA voice roaming service is currently available in Japan, Hong Kong, Singapore, Italy, France and Germany. The WCDMA voice roaming service area will be expanded to include the United Kingdom, Spain and the Netherlands in 2006. In addition, our global data roaming service is available in six countries, including China, Japan and Thailand. We have approximately 2 million global roaming service users, in aggregate, as of December 31, 2005.
Digital Cellular Network
      We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks. SK Telecom operates a CDMA network, which currently reaches approximately 99% of the population, a CDMA 1xRTT and CDMA 1xEV/ DO networks, which currently reaches approximately 90% of the population, and WCDMA network. Shinsegi operated a CDMA network prior to its merger into SK Telecom that we completely decommissioned by July 2002.

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

CDMA 1xRTT Network
      In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks) and constitutes what is sometimes referred to as a 2.5G network. As of December 31, 2005, our CDMA 1xRTT network covered 84 cities in Korea, or approximately 90% of the population. In areas where the CDMA 1xRTT network is currently unavailable, CDMA 1xRTT-enabled handsets are capable of accessing the CDMA network.
      Unlike our CDMA network, our CDMA 1xRTT network has been designed to be upgraded in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network in 26 cities in Korea to an advanced technology called CDMA 1xEV/ DO. CDMA 1xEV/ DO is a CDMA-based technology, similar to CDMA 1xRTT, which enables data to be transmitted at speeds of up to 2.4 Mbps. This speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. CDMA 1xEV/ DO-capable handsets became available in Korea in June 2002. We are expanding our CDMA 1xEV/ DO network and completed the upgrades, available in 84 cities in Korea, or approximately 90% of the population, as of the end of 2004. This network permits 3G capabilities. For details of our capital expenditure plans relating to CDMA 1xRTT and CDMA 1xEV/ DO, see “Item 5B. Liquidity and Capital Resources”.

WCDMA Network
      WCDMA is a 3G-level, high capacity wireless communication system that enables us to offer a wider range of telecommunications services, including cellular voice communications, video telephony, data communications, multimedia services, wireless Internet connection, automatic roaming and satellite communications. We commenced provision of our WCDMA services based on our WCDMA network on a limited basis in Seoul at the end of 2003. We developed and launched in March 2005 dual band/dual mode handsets, to offer seamless nationwide 3G service, an important factor for a nationwide deployment of WCDMA services. We commenced provision of our WCDMA services on a limited basis in Seoul at the end of 2003 and continued to improve our WCDMA services in 2004.
      In 2005, we introduced HSDPA technology under the brand name “3G+”, also known as 3.5G technology, which represents an evolution of the WCDMA standard and, among others, supports higher data capacity and allows faster data transmission, for example, at speeds up to three times faster than CDMA 1xEV/ DO. HSDPA upgrades to our existing WCDMA network do not require hardware upgrades and may be accomplished through software upgrades at virtually no cost. By May 2006, we had expanded HSDPA service to 25 cities, including Busan and Incheon. We are continuing expansion of an upgraded, HSDPA-ready version of our WCDMA network to other metropolitan areas of Korea. By the end of 2006, we expect that HSDPA service will be available in 84 cities nationwide. For more information about our capital expenditure plans relating to WCDMA and HSDPA, see “Item 5B. Liquidity and Capital Resources”, and for more information about risks relating to WCDMA and HSDPA, see “Item 3D. Risk Factors — HSDPA technology may require significant capital and other expenditures for implementation which we may not recoup and such technology may be difficult to integrate with our existing technology and business”.

WiBro
      We have also received a license from the MIC to provide wireless broadband, or WiBro services, which we believe will complement our existing networks and technologies. WiBro service enables wireless broadband access to portable computers, mobile phones and other portable devices. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and began commercial service in such limited areas in June 2006. We plan to expand our WiBro service to other areas of metropolitan Seoul in 2006.

Network infrastructure
      The principal components of our wireless networks are:

•	cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	base station transceiver subsystems, which manage the radio transmission by the equipment located at one or more cell sites, including radio-channel management, message transport and hand-off of calls between cell sites;

•	switching stations, which switch calls to the proper destinations; and

•	leased lines, microwave links or other connections which link the switching stations, the cell sites and the public switched telephone networks of KT Corporation and Hanaro Telecom.

      The following table sets forth some basic information about our wireless networks at December 31, 2005:

		Switching
	Cell Sites	Stations

CDMA Network (excluding CDMA lxRTT and CDMA 1xEV/ DO)	4.878	55
CDMA 1xRTT Network and CDMA 1xEV/ DO	3.718	60
WCDMA	1.546	6
WiBro(1)	—	—

(1)	We first launched WiBro service in May 2006.
      We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics and Samsung Electronics. We have purchased from Samsung Electronics substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV/ DO networks and have purchased from Samsung Electronics and LG Electronics substantially all of the equipment for our WCDMA network. Several manufacturers, including Samsung Electronics, Pantech & Curitel, LG Electronics and Motorola Korea, Inc., currently produce handsets for use on our CDMA, CDMA 1xRTT, CDMA 1xEV/ DO and WCDMA networks. We are currently considering various equipment manufacturers to determine which supplier will best match our needs.
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

Wireless Application Developers and Content Providers
      As part of our strategy to develop additional applications and content for our wireless data services, we invest in companies which develop wireless applications and provide Internet content, including content accessible by users of our wireless networks. These investments include:

•	Information Technology and Content Providers. We hold investments in approximately 40 companies, with an aggregate book value of approximately Won 22.4 billion as of December 31, 2005. Such companies develop technology and content for use in our fixed-line and Wireless Internet businesses and help enable us to further develop of our multimedia platforms and networks.

•	Joint Ventures. Pursuant to an agreement entered into on March 20, 2003, we established UNISK, a joint venture company with China Unicom in December 2003. See “— Global Business — Overseas Operations”. In September 2003, we reached a business cooperation agreement with Teliasonera for the purpose of jointly developing and commercializing new businesses, cross-licensing, partnership exchange and joint advancement into overseas markets. On September 16, 2003, we signed a memorandum of understanding with Alcatel for joint development of a Mobile Payment Service by combining our Nemo with Alcatel’s Prepayment Instant Billing System.

•	Mobile Broadcasting Corporation. In September 2003, we entered into an agreement with Mobile Broadcasting Corporation, or MBCO, a wireless multi-media company in Japan, for the purpose of co-owning and launching a satellite for the satellite DMB business. MBCO is a developer and provider of content and technology related to wireless multimedia services and has developed new services in satellite DMB. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is approximately Won 96.9 billion. As of December 31, 2005, we had invested a total of Won 27.3 billion and had a 7.3% interest in MBCO. We launched the satellite in March 2004. In March 2004, the MIC assigned us a frequency for satellite DMB. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. On May 1, 2005, TU Media Corp. began to provide satellite DMB services. As of April 30, 2006, TU Media had over 500,000 subscribers. See “— Multimedia”.

•	Mobile Data and Digital Content Market. In order to generate new revenue from the growing mobile data and digital content market, we plan to increase our investment in the entertainment sector, particularly in music and movies. As mobile data and digital content market has become increasingly important in the growth of our business, we are seeking to secure valuable mobile data and digital contents by making equity investments in various content providers. In March 2005, we acquired 8 million shares, or 21.7% equity interest in iHQ Inc., for Won 14.46 billion, with an option to purchase 5 million additional shares from Mr. Hun-Tak Jeong, a majority shareholder of iHQ Inc. iHQ Inc. is an entertainment management firm producing films, managing entertainers and operating on-line game services. We exercised the option to purchase 5 million shares of iHQ on April 26, 2006, which purchase is expected to be consummated in July 2006. Following such purchase we will hold a 34.91% equity interest in iHQ. In August 2005, we also acquired a 60% stake in YBM Seoul Records Inc., Korea’s largest music recording company in terms of records released and revenues, for Won 27.9 billion. Through our acquisition of YBM, we are able to offer customers of our MelOn service access to an expanded digital music contents pool. Also, in July and October 2005, we and certain other Korean investment companies invested an aggregate Won 40 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2005, our contribution to the funds amounted to Won 39.6 billion. Furthermore, in September, October and December 2005, we and co-investors invested an aggregate Won 55.8 billion to establish four movie-production funds to strengthen our ability to obtain movie contents. We had invested Won 20 billion in the funds as of December 31, 2005. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

Other Investments
      Our other investments include:

•	Hanaro Telecom. As of December 31, 2005, we owned a 4.8% interest in the outstanding capital stock of Hanaro Telecom. On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro, for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro had increased to 4.8% as of December 31, 2004, up from 1.8% as of December 31, 2003. Following Hanaro’s merger with Korea Thrunet in January 2006, we continue to hold a 4.8% equity interest in Hanaro.

•	Powercomm. We currently own a 5.0% interest in Powercomm Corporation, with a book value as of December 31, 2005, of Won 77.1 billion. For more information, see note 4 of the notes to our consolidated financial statements. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea. We have no current plans to either increase or decrease our investment in Powercomm.

•	SKC&C. We currently own a 30.0% equity interest in SKC&C Co., Ltd., with a book value as of December 31, 2005 of Won 168.2 billion. SKC&C is an information technologies services provider. Substantially all of SKC&C’s revenue is generated from services provided to member companies of the SK Group, including us. We are party to several service contracts with SKC&C related to development and maintenance of our information technologies systems. See “Item 7B. Related Party Transactions”.

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
      Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation.
      Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on CDMA 1xEV/ DO technology and other technologies such as WCDMA and CDMA2000. In October 2000, we launched the world’s first CDMA 1xRTT network, which enables us to provide advanced data services. Since then one of our two principal competitors, KTF, has also launched a network using CDMA 1xRTT technology. As of December 31, 2004, our CDMA 1xEV/ DO network upgrade had been completed in 84 cities in Korea. KTF has expanded its CDMA 1xEV/ DO network to cover 75 cities in Korea as of December 31, 2005. In addition, we and our competitors also have licenses to provide 3G services using WCDMA technology (in the case of us and KTF) or CDMA2000 technology (in the case of LGT). Such networks support data transmission services with more advanced features and significantly higher data transmission rates than our principal data networks, which use CDMA 1xRTT and CDMA 1xEV/ DO technologies. We commenced provision of our W-CDMA-based services on a limited basis in Seoul at the end of 2003 and continued to improve our WCDMA services in the Seoul metropolitan area in 2004. In 2005, we completed development of HSDPA technology, also known as 3.5G. HSDPA technology, a more advanced telephony protocol that supports higher data capacity and allows faster data transmissions than previous WCDMA-based protocols. By May 2006, we had expanded HSDPA service to 25 cities including Busan and Incheon. We expect to complete expansion of our WCDMA network and HSDPA service to 84 cities nationwide by the end of 2006. KTF began trial service of its 3G services in metropolitan Seoul and parts of Gyunggi Province in December 2003. We understand KTF intends to upgrade its WCDMA network to support HSDPA service to 45 cities by the end of June 2006 and 84 cities by the end 2006.
      We and certain other telecommunications service providers have also received a license from the MIC to provide wireless broadband, or WiBro services. WiBro service enables wireless broadband access to portable computers, mobile phones and other portable devices. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and began commercial service in such limited areas in June 2006. We plan to expand our WiBro service to other areas of metropolitan Seoul in 2006.
      See “Item 3D, Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition.”

      As of April 30, 2006, according to the MIC, KTF and LGT had 12.6 million and 6.7 million subscribers, respectively, representing approximately 32.2% and 17.1%, respectively, of the total number of wireless subscribers in Korea on such date. As of April 30, 2006, we had 19.8 million subscribers, representing a market share of approximately 50.7%. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002.
      For a description of the risks associated with the competitive environment in which we operate, see “Item 3D. Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition.”
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
      For a description of our rates and subscription plans, see “— Revenues, Rates and Facility Deposits”. In addition, the FTC approved our acquisition of Shinsegi on two conditions. First, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001, and this market share limitation no longer applies. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On July 6, 2005, we voluntarily extended such market share limitation through the end of 2007.
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
      Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the MIC for each of the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using WCDMA technology. Our cellular license does not provide for a fixed term and our WCDMA license is valid for 15 years starting from 1999.
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

Rate Regulation
      Most network service providers must report to the MIC the rates and contractual terms for each type of service they provide, but generally they may set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the MIC. In each of the years in which this requirement has been applicable, the MIC has designated us for wireless telecommunications service and KT Corporation for local telephone and Internet services, as dominant network service providers subject to this approval requirement. As a condition to its approval of SK Telecom’s merger with SK IMT, the MIC required that we submit the rates for our third generation mobile services using WCDMA technology to the MIC for approval prior to the launch of such services. The MIC’s policy is to approve rates if they are appropriate, fair and reasonable and if they are calculated in a transparent and appropriate manner. It may order changes if it deems the rates to be significantly unreasonable or against public policy.

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

Wireless Internet Network Co-Share
      In December 2002, the MIC implemented a wireless Internet network co-share system that permits the WAP Gateway of a fixed-line operator to connect to a wireless network service provider’s IWF (inter-working function) device. IWF is a device that connects a cellular network with an IP (Internet Protocol) network, while WAP Gateway converts HTTP protocol into WAP protocol. This co-share system would allow subscribers of a wireless network service provider to have access to wireless Internet content provided by a fixed-line operator. In December 2002, KT Corporation connected to our IWF in December 2002 but has not yet commenced service. In July 2003, the MIC approved the basic terms regarding the implementation of a network co-share system. In January 2004, we entered into a memorandum of understanding with Onse to establish a co-share system, under which we launched these services in June 2005. Currently, our subscribers can access portals provided by outside parties. In addition, the MIC has requested that a third party oversee wireless operators’ customer billing procedures with respect to third-party content providers who are seeking to provide their content directly to subscribers without going through an individual operator’s portal, as third-party content providers have experienced difficulties in providing their content service directly to subscribers due to the lack of resources for billing users. We believe that such a co-share system, if widely adopted, will have the effect of giving our users access to a wide variety of content using their handsets, which may in turn increase revenues attributable to our data services. However, this system could also place significant competitive pressure on the services available on our NATE platform.

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
      In May 2002, the MIC announced significant changes to the government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company. Our contribution to this fund in 2003, 2004 and 2005 was Won 64.9 billion, Won 69.0 billion and Won 69.1 billion, respectively, based on the new MIC requirement of 0.75% of MIC-calculated revenues.

Universal Service Obligation
      All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MIC (currently set at Won 30 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens, or contribute toward the supply of such universal services. The MIC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 30% discount of our monthly fee for cellular services to the handicapped and the low-income citizens. In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to MIC guidelines which differ from our accounting practices). In 2003, our contribution amount was Won 80.7 billion for our fiscal year 2002. In 2004, our contribution amount was Won 46.6 billion for our fiscal year 2003. In 2005, our contribution amount was Won 25.5 billion for our fiscal year 2004. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Frequency Allocation
      The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give a public notice. The MIC also regulates the frequency to be used by each radio station, including our base stations, by the terms of its approval for each radio station. All of our frequency allocations are for an indefinite term. We pay fees to the MIC for our frequency usage which are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2003, 2004 and 2005 the fee amounted to Won 129.5 billion, Won 143.0 billion and Won 156.1 billion, respectively.
      In addition, we have paid Won 650 billion of the Won 1.3 trillion cost of the WCDMA license in March 2001. We are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005.

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
      Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC, such as ourselves, as a company in the SK Group, is generally required to limit its total investments in other domestic companies to 25% of its non-consolidated net assets. Investment in companies engaging in similar business is not included in calculating the 25% limit. Depending on the time frame in which such a company acquired shares in excess of the 25% ceiling, the FTC may issue corrective orders requiring, for example, the disposition of the shares held in excess of the 25% ceiling or imposing limitations on the voting rights for such shares and/or monetary sanctions. SK Telecom’s total investments in other domestic companies (excluding investments in Hanaro Telecom, Powercomm, SK Telink, Enterprise Networks and Real Telecom, companies engaging in similar business) amounted to Won 794.3 billion as of March 31, 2006.

Number Portability
      Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix). Our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KTF and LGT. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom starting from January 1, 2004. KTF and LGT introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “— Subscribers”.
      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix January 2004, see “— Subscribers”.
      For risks relating to number portability, see “Item 3D. Risk Factors — Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.”

Contribution to 114 Directory Service
      The MIC has been negotiating with network service providers on sharing the cost of providing 114 directory services through KT Corporation. Prior to 1998, this cost was shared among service providers through the NTS (Nontraffic Sensitive) Participation Program. The NTS Participation Program included both the Universal Service Provider Program and contributions for 114 directory services before it came to a halt due to disagreements between network service providers and the MIC. The MIC has determined SK Telecom’s share of such costs for the period between 1998 and 2001 to be Won 40.6 billion and Won 18.3 billion for the period between 2002 and 2004, based on the number of calls made to the 114 directory service through its network. We paid the entire amount in April 2006. Contributions for the 114 directory service for 2005 have not been determined yet.

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
      As of December 31, 2005, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.47% of our issued shares. As of December 31, 2005, a foreign investment fund and its related parties collectively held a 5.03% stake in SK Corporation. Effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would be included in the calculation of the aggregate foreign shareholding of SK Telecom. If SK Corporation’s shareholding in SK Telecom is included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom, assuming the foreign ownership level as of December 31, 2005 (which we believe was 48.74%), would reach 70.21%, exceeding the 49% ceiling on foreign shareholding.
      If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. Additionally, an amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3D. Risk Factors — If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.”
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

Handset Subsidy Payments
      Until March 26, 2006, telecommunications service providers had been prohibited from providing handset subsidies to attract new subscribers under the Telecommunications Business Act. Pursuant to an amendment to the Telecommunications Business Act, which came into effect on March 27, 2006, the prohibition on handset subsidies will continue until March 26, 2008, subject to the following exceptions: (i) a telecommunications service provider may provide subsidies to subscribers who have maintained their subscription with the same telecommunications service provider for at least 18 months, provided that no separate subsidy is provided to the same subscriber for two years thereafter; or (ii) a telecommunications service provider that has provided a particular telecommunications service for less than six years may provide subsidies to subscribers of such service. Accordingly, we may provide handset subsidies to our subscribers who have been using our services uninterruptedly for at least 18 months, or to our subscribers who are subscribing to our HSDPA or WiBro services. The Telecommunications Business Act requires any telecommunications service provider seeking to provide handset subsidies to report to the MIC the qualifying criteria and range of subsidy payments no later than 30 days prior to the effective date of the applicable subsidy payment. Also, the Telecommunications Business Act requires the telecommunications service providers to include information regarding proposed subsidies in their subscriber agreements. Under the amended Telecommunications Business Act, fines for violators are calculated based on only the sales amount directly related to the illegal subsidies, instead of the total sales amount, as had been the case prior to the amendment. However, violators may face higher fines because dominant telecommunications services providers and repeat offenders will be charged with fines calculated with a multiplier under the amendment.
Patents and Licensed Technology
      Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Operating and Financial Review and Prospects — Research and Development”, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. We also acquired a number of patents related to WCDMA technology.
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
Organizational Structure
      We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2005, SK Group members owned in aggregate 22.79% of the shares of our issued common stock as of December 31, 2005. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-1994, our largest shareholder was KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors.
Significant Subsidiaries
      For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

Item 4C.	Organizational Structure
      These matters are discussed under Item 4B. where relevant.

Item 4D.	Property, Plants And Equipment
      The following table sets forth certain information concerning our principal properties as of December 31, 2005:

		Approximate Area
Location	Primary Use	in Square Feet

Seoul Metropolitan Area	Corporate Headquarters	988,455
	Regional Headquarters	1,095,992
	Customer Service Centers	384,223
	Training Centers	397,574
	Central Research and Development Center	482,725
	Others	547,061
Busan	Regional Headquarters	363,272
	Others	237,056
Daegu	Regional Headquarters	153,573
	Others	317,440
Cholla and Jeju Provinces	Regional Headquarters	265,595
	Others	359,784
Choongchung Province	Regional Headquarters	459,240
	Others	481,978
Others	Seoul National University Research Center	108,530
	KAIST SUPEX Management Center	10,817
	Ewha University SK Telecom Center	7,117
      In December 2004, we constructed a new building with an area of approximately 82,624 square feet, in which we have full ownership, for use as our corporate headquarters. We relocated our corporate offices into the new building in January 2005. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will need a significant number of new cell sites in connection with the expansion of our CDMA networks which is planned for 2005, and we expect to lease or acquire new sites as needed. We do expect that we will need new cell sites in constructing our WCDMA network. Our current plan is to share sites with our existing network, and therefore, we do not at this time expect to have to obtain a significant number of new cell site locations. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “Item 4B. Business Overview — Cellular Services”.
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

Item 4.A.	UNRESOLVED STAFF COMMENTS
      We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 30 and 31 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2003, 2004 and 2005. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5A.	Operating Results
Overview

Revenue
      We earn revenue principally from initial connection fees and monthly access fees; usage charges and value-added service fees paid by subscribers to our wireless services; interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers; and until our sale of a controlling interest in the company in July 2005, sales of wireless handsets by our former consolidated subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.
      The following table sets forth certain revenue information about our operations during the periods indicated:

	Year Ended December 31,

	2003			2004			2005

			Percentage			Percentage			Percentage
			of Total			of Total			of Total
	Revenue		Revenue	Revenue		Revenue	Revenue		Revenue

	(In billions of won, except percentages)
Cellular Revenue:
Wireless Services(1)	~~W~~	8,462.7	82.4	~~W~~	8,798.4	83.2	~~W~~	9,168.7	85.5
Interconnection		1,017.1	9.9		849.4	8.0		898.6	8.4
Digital Handset Sales(2)		612.0	5.9		649.8	6.2		294.6	2.7

Total Cellular Revenue		10,091.8	98.2		10,297.6	97.4		10,361.9	96.6

Other Revenue:
International Calling Service(3)		97.4	1.0		126.3	1.2		138.7	1.3
Portal Service(4)		42.0	0.4		85.0	0.8		126.9	1.2
Miscellaneous		40.9	0.4		61.7	0.6		94.3	0.9

Total Other Revenue:		180.3	1.8		273.0	2.6		359.9	3.4

Total Operating Revenue:	~~W~~	10,272.1	100.0	~~W~~	10,570.6	100.0	~~W~~	10,721.8	100.0

Total Operating Revenue Growth		10.2%			2.9%			1.4%

(1)	Wireless services revenue includes initial connection fees, monthly access fees, usage charges, international charges, wireless Internet service fees, value-added-service fees and interest on overdue subscriber accounts (net of telephone tax).

(2)	Until July 2005, we consolidated revenues derived from sales of digital handsets made through our former subsidiary, SK Teletech. In July 2005, we sold 4,542,000 shares of SK Teletech owned by us to Pantech & Curitel, Inc., a Korean mobile handset manufacturer, reducing our equity interest in SK Teletech from 89.1% to 29.1%, which became a 22.7% equity interest in Pantech following the merger of SK Teletech (renamed SKY Teletech following our sale of the company to Pantech & Curitel) into Pantech in December 2005.

(3)	Provided by SK Telink Co.

(4)	Portal service revenue attributable to SK Communications Co., Ltd. and, since 2003, SK Communications and Paxnet Co., Ltd., and since 2005, SK Communications, Paxnet Co., Ltd. and U-Land Company Limited.
      We have had a dominant market share position in terms of subscribers throughout our history and we continue to be the market leader in terms of number of subscribers. Our wireless subscriber base has continued to increase over the years, growing from approximately 10.1 million subscribers at the end of 1999 to approximately 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers), 17.2 million subscribers, 18.3 million subscribers, 18.8 million subscribers and 19.5 million subscribers at the end of 2000, 2001, 2002, 2003, 2004 and 2005, respectively.
      As a condition to its approval of our acquisition of Shinsegi, the FTC required that SK Telecom’s and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for three months, from April 1, 2001 through June 30, 2001. We complied with this requirement by reducing our market share to approximately 49.7% as of June 30, 2001. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. On the same day, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, which was the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. On June 7, 2004, the MIC fined us Won 11.9 billion and extended our post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On July 6, 2005, we voluntarily extended such market share limitation through the end of 2007. As of December 31, 2005, we had approximately 19.5 million subscribers, representing a market share of approximately 50.9%.
      Prior to June 2000, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing handset subsidies beginning June 1, 2000. In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to incentive payments that were deemed by the MIC to constitute improper handset subsidies and thereby disrupt fair competition. We paid the fine in March 2004. In February 2004, KTF and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments. On March 21, 2005, the MIC ordered us, KTF and LGT, to pay fines of Won 1.4 billion, Won 360 million and Won 230 million, respectively, for changing calling plans and adding value-added services to the subscribers without obtaining express consents of such subscribers. We paid such fine in April 2005 and September 2005. In May 2005, the MIC ordered us to pay a fine of Won 23.1 billion and Won 9.3 billion, respectively, with respect to our payment of improper handset subsidies. In May 2005, LGT and KTF were also fined Won 2.7 billion and Won 1.1 billion, respectively, and in September 2005, KTF was fined Won 5.3 billion, in respect of such subsidy payments. We were fined more heavily than KTF and LGT as the MIC found that our efforts to take corrective measures were not sufficient and that such incentive payments were a violation of a merger condition related to our acquisition of Shinsegi in January 2002. Beginning in March 2006, the MIC lifted the prohibition on the provision of handset subsidies. In June 2006, the MIC ordered us, LGT, KTF and KT to pay fines of Won 42.6 billion, Won 15.0 billion, Won 12.0 billion and Won 0.4 billion, respectively, with respect to payments of improper handset subsidies. We plan to pay such fines in July 2006.

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
      In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix beginning January 2004, see “Item 4B. Business Overview — Subscribers”.
      We believe that the adoption of the common prefix identification system has had, and may continue to have, a greater negative effect on us than on other wireless telecommunications providers because “011” has a very high brand recognition in Korea as the premium wireless telecommunications service. Adoption of the number portability system could also result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. For 2005, our churn rate has ranged from 1.7% to 2.3%, with an average churn rate of 1.8% for 2005, compared to an average churn rate of 1.7% in 2004. We cannot assure you that our churn rates will not increase in the future. See “Item 3D. Risk Factors — Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.” In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system. For details, see “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC Proceedings”.
      For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. See “Item 4B. Business Overview — Law and Regulation — Rate Regulation” and “Item 3D. Risk Factors — We are subject to additional regulation as a result of our market position, which could harm our ability to compete effectively”. Generally, the rates we charge for our services have been declining. After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. Since January 2006, we have provided caller ID service to our subscribers free of charge to heighten customer satisfaction. As of December 31, 2005, our standard peak usage rate was approximately 11.1% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations. For more information about the rates we charge, see “Item 4B. Business Overview — Revenues, Rates and Facility Deposits”.

      Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. See “Item 4B. Business Overview — Interconnection”. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for 2003, pursuant to a new MIC policy, an operator’s interconnection fees are derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were reduced beginning in January 2003. On July 9, 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost in 2004 and the competitive market situation in the telecommunication service industry of Korea. The long-run incremental cost method has been adopted by other countries such as the United States, the United Kingdom and Japan. The new rates had a negative impact on our operations in 2005 in the amount of approximately Won 124.9 billion, resulting in an estimated Won 49.2 billion reduction in revenue and Won 75.7 billion increase in interconnection expenses. The Won 75.7 billion increase in interconnection expenses include the increase in the land-to-mobile interconnection expenses that were paid to fixed-line service providers. In 2005, we received Won 898.6 billion in interconnection revenue and incurred Won 989.4 billion in interconnection expense. For more information about our interconnection revenue and expenses, see “Item 4B. Business Overview — Interconnection”.
      The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,

	2003		2004		2005

Outgoing Voice Minutes (In Thousands):(1)		42,175,874		43,184,944		45,241,348
Average Monthly Outgoing Voice Minutes Per Subscriber:(2)		197		194		197
Average Monthly Revenue Per Subscriber:(3)(4)	~~W~~	39,739	~~W~~	39,689	~~W~~	40,205

(1)	Does not include minutes of incoming calls or minutes of use relating the use of short text messaging and data services.

(2)	The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

(3)	The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period.

(4)	Including interconnection revenue, consolidated average monthly revenue per subscriber was Won 44,546 for 2003, Won 43,542 for 2004 and Won 44,167 for 2005.
      Our average monthly outgoing minutes of voice traffic increased by 2.4% in 2004 and 4.8% in 2005. We believe that this trend principally reflects generally lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. Due to the existing high penetration rate of wireless services in Korea, as well as subscribers’ increasing use of data communications, including short text messaging, or SMS, in place of conventional voice communications, we expect the rate of increase to slow in the near future.
      Our consolidated average monthly revenue per subscriber decreased by 0.13% to Won 39,689 in 2004 compared to Won 39,739 in 2003. Our consolidated average monthly revenue per subscriber increased by 1.3% to Won 40,205 in 2005 compared to Won 39,689 in 2004. These changes reflect the net effect of several offsetting trends, including increases in wireless Internet sales and value-added services sales, partially offset by the tariff reduction on monthly fees beginning in September 2004.
      Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, advertising expenses, labor costs and, until July 2005, the cost of manufacturing handsets. Operating income represented 30.2% of operating revenue in 2003, 23.1% in 2004 and 24.9% in 2005. The decrease in our operating margin in 2004 was primarily due to an increase in our marketing expenses and interconnection charges we paid. In 2005, our operating margin increased, primarily due to decreases in cost of goods sold and, to a lesser extent, decreases in advertising expenses and depreciation and amortization. We cannot assure you that our operating margin will not decrease in future periods.
      Industry Consolidation. Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In July 2000, KT Corporation acquired a 47.9% interest in KT M.Com and merged KT M.Com into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. Such consolidations have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. See “Item 3D. Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition.”.
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
      On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged the 29,808,333 shares of KT Corporation’s common stock for 8,266,923 shares of our common stock that KT Corporation owned and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won 50,900 per share of KT Corporation’s common stock and Won 224,000 per share of our common stock. As a result of the stock swap transaction, we no longer own any interest in KT Corporation.
      On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, as we held a 1.8% stake in Hanaro Telecom as of December 31, 2003. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% as of

December 31, 2004. Following Hanaro’s merger with Korea Thrunet in January 2006, we continue to hold a 4.8% equity interest in Hanaro.
Operating Results
      The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,

	2003			2004			2005

	(In billions of won, except percentage data)
Operating Revenue	~~W~~	10,272.1	100.00%	~~W~~	10,570.6	100.00%	~~W~~	10,721.8	100.00%
Operating Expenses		7,167.0	69.77		8,130.9	76.92		8,051.2	75.09

Operating Income		3,105.1	30.23		2,439.7	23.08		2,670.6	24.91
Other Income		261.4	2.54		199.4	1.89		392.6	3.66
Other Expenses		612.2	5.96		516.0	4.88		501.6	4.68

Income Before Income Taxes and Minority Interest		2,754.3	26.81		2,123.1	20.09		2,561.6	23.89
Income Taxes		789.0	7.68		629.7	5.96		693.3	6.47
Minority Interest		0.8	0.01		(1.9)	(0.02)		4.7	0.04

Net Income	~~W~~	1,966.1	19.14%	~~W~~	1,491.5	14.10%	~~W~~	1,873.0	17.47%

Depreciation and Amortization(1)	~~W~~	1,510.5	14.70%	~~W~~	1,607.5	15.20%	~~W~~	1,546.3	14.42%

(1)	Excludes the depreciation and amortization allocated to internal research and development costs of Won 135.8 billion, Won 134.1 billion and Won 126.9 billion for the years ended December 31, 2003, 2004 and 2005, respectively.

2005 Compared to 2004
      Operating Revenue. Our operating revenue increased by 1.4% to Won 10,721.8 billion from Won 10,570.6 billion in 2004, principally due to a 0.6% increase in our cellular revenue to Won 10,361.9 billion in 2005 from Won 10,297.6 billion in 2004, a 49.3% increase in portal service revenues to Won 126.9 billion in 2005 from Won 85.0 billion in 2004 and, to a lesser extent, a 9.8% increase in international call service revenues to Won 138.7 billion in 2005 from Won 126.3 billion in 2004.
      The increase in our cellular revenue was principally due to an increase in our wireless services revenue and, to a lesser extent, an increase in our interconnection revenue, which increase was offset, in part, by a decrease in revenue attributable to handset sales. Wireless services revenue increased 4.2% to Won 9,168.7 billion in 2005 from Won 8,798.4 billion in 2004, as a result of a 3.7% increase in the number of our wireless subscribers to approximately 19.5 million subscribers as of December 31, 2005 from approximately 18.8 million subscribers as of December 31, 2004, as well as a slight increase in our consolidated average monthly revenue per subscriber (excluding interconnection revenue) from Won 39,689 in 2004 to Won 40,205 in 2005. Such increase was principally due to increases in average monthly revenue per subscriber from wireless Internet services and, to a lesser extent, increases in average revenue per subscriber from value-added services and sign-up fees, which were partially offset by a decrease in monthly fee and call charges. Our consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 30.6% to Won 10,689 in 2005 from Won 8,182 in 2004, primarily due to increased purchases of our contents products and increased subscriptions to our new rate plans. Our consolidated average monthly revenue per subscriber from value-added services such as international roaming services, caller ID, Auto COLORing and Perfect Call service and other sales increased by 10.0% to Won 1,753 in 2005 from Won 1,594 in 2004. Our consolidated average monthly revenue per subscriber from sign-up fees increased 13.5% to Won 1,010 in 2005 from Won 890 in 2004. Our consolidated average monthly revenue per subscriber increased by 1.4% to Won 44,167 in 2005 from Won 43,542 in 2004. Our consolidated average monthly revenue per subscriber from monthly fee and call charges decreased by 7.8% to Won 26,754 in 2005 from Won 29,023 in 2004.
      Portal service revenues increased to Won 126.9 billion in 2005 from Won 85.0 billion in 2004, primarily due to increased use by our subscribers of our wireless Internet contents services, such as NATE and Cyworld.
      International call service revenues increased to Won 138.7 billion in 2005 from Won 126.3 billion in 2004 as a result of general increases in traffic volume.
      Interconnection revenue also increased to Won 898.6 billion in 2005 from Won 849.4 billion in 2004. The increase was primarily due to an increase in mobile-to-mobile interconnection traffic volume, which was partially offset by a slight decrease in mobile-to-land traffic volume. See “Item 4B. Business Overview — Interconnection”.
      Such increases in wireless Internet service revenue, value-added services revenue, portal service revenue, international call service revenue and interconnection revenue were partly offset by a decrease in revenue attributable to sales of digital handsets by 54.7% to Won 294.6 billion in 2005 from Won 649.8 billion in 2004, primarily as a result of our sale in July 2005, of shares representing 60% of the issued and outstanding common shares of SK Teletech, our former consolidated subsidiary, to Pantech & Curitel.
      Operating Expenses. Our operating expenses in 2005 decreased by 1.0% to Won 8,051.2 billion in 2005 from Won 8,130.9 billion in 2004, primarily due to decreases in cost of goods sold, advertising expenses, depreciation and amortization and research and development expenses, which more than offset increases in provision for bad debts, network interconnection costs, commissions paid and leased line expenses.
      Cost of goods sold decreased by 49.8% to Won 240.7 billion in 2005 from Won 479.3 billion in 2004, primarily due to the decrease in handset sales attributable to the sale of our controlling interest in SK Teletech and its exclusion, as discussed above, from consolidation beginning in July 2005.
      Advertising expenses decreased by 20.8% to Won 279.4 billion in 2005 from Won 352.9 billion in 2004. As the negative impact of the introduction of number portability decreased, we were able to shift our marketing efforts away from mitigating the effects of number portability, and plan and execute more cost-effective marketing activities. Also in 2005, we continued to shift our marketing strategy away from mass advertising toward a more targeted campaign focused on attracting and retaining high-end, high-volume user customers, which also reduced marketing costs.
      Depreciation and amortization expenses decreased 3.8% to Won 1,546.3 billion in 2005 from Won 1,607.5 billion in 2004. The decrease in depreciation and amortization expenses was primarily due to a decline in capital expenditures in 2005 compared to 2004.
      Research and development expenses decreased 5.7% to Won 252.0 billion in 2005 from Won 267.1 billion in 2004, as a result of a decrease in our internal research and development expenses in 2005, primarily attributable to the exclusion of SK Teletech from consolidation beginning July 1, 2005. Prior to SK Teletech’s elimination from consolidation, SK Teletech’s research and development expenses accounted for approximately 18.7% of our consolidated internal research and development expenses.
      Network interconnection expenses increased by 8.3% to Won 989.4 billion in 2005 from Won 913.7 billion in 2004, primarily due to the interconnection rate adjustments beginning in September 2004, an increase in the level of interconnection fees that we paid to other operators for calls using their networks due to increased traffic volume. Mobile-to-mobile interconnection expenses increased by 16.2% to Won 748.8 billion in 2005 from Won 644.6 billion in 2004, primarily due to higher traffic volume. Mobile-to-land interconnection expenses decreased by 14.5% to Won 183.2 billion in 2005 compared to Won 214.2 billion in 2004.
      Commissions paid, including to our authorized dealers, increased by 1.7% to Won 2,859.6 billion in 2005 from Won 2,812.3 billion in 2004, primarily due to our continued efforts to retain existing subscribers and to acquire new subscribers, as well as increases in non-marketing related commissions paid to our Internet content providers, in line with increased wireless Internet usage. Such increases were partially offset by slight decreases in marketing related monthly commissions paid due to our more efficient marketing strategy.

      Leased line expenses increased by 8.5% to Won 407.0 billion in 2005 compared to Won 375.2 billion in 2004, primarily due to an increase in the number of leased lines to accommodate our increasing subscriber base and data traffic volume, as well as to enhance overall call quality.
      Operating Income. Our operating income increased by 9.5% to Won 2,670.6 billion in 2005 from Won 2,439.7 billion in 2004, increased while operating expenses decreased, as discussed above.
      Other Income. Other income consists primarily of interest income, dividend income and commission income, as well as gains on disposal of consolidated subsidiaries and gains on disposal of investment assets. Other income increased by 96.9% to Won 392.6 billion in 2005 from Won 199.4 billion in 2004, primarily due to gains on the sale of a 60% equity interest in SK Teletech, our former consolidated subsidiary, to Pantech & Curitel in July 2005 of Won 178.7 billion and, to a lesser extent, gain on disposal of investment assets and increased equity earnings of affiliates primarily attributable to earnings of SK C&C Co., Ltd. Such increase was offset, in part, by decreases in interest income and foreign exchange and translation gains primarily reflecting the slower pace of appreciation of the Won against the Dollar, in which a significant portion of our debt is denominated in 2005 as compared to such pace in 2004.
      Other Expenses. Other expenses primarily include interest and discount expenses, donations and equity losses of affiliates. Other expenses decreased by 2.8% to Won 501.6 billion in 2005 from Won 516.0 billion in 2004. The decrease was primarily due to decreases in interest and discounts, loss on impairment of long-term investment securities, loss on transactions and valuation of currency forward and swap transactions and loss on disposal and impairment of property, equipment and intangible assets. Such decreases were offset, in part, by increases in donations and equity in losses of affiliates. As a percentage of operating revenue, other expenses slightly decreased to 4.7% in 2005 from 4.9% in 2004.
      Income Tax. Provision for income taxes increased by 10.1% to Won 693.3 billion in 2005 from Won 629.7 billion in 2004. Our effective tax rate in 2005 decreased to 27.1% from an effective tax rate of 29.7% in 2004, mainly due to a decrease in the statutory tax rate to 27.5% from 29.7%, effective January 1, 2005. See note 18 of the notes to our consolidated financial statements.
      Net Income. Principally as a result of the factors discussed above, our net income increased by 25.6% to Won 1,873.0 billion in 2005 from Won 1,491.5 billion in 2004. Net income as a percentage of operating revenues was 17.5% in 2005 compared to 14.1% in 2004.

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
      Such increases in wireless service revenue and revenues attributable to sales of digital handsets were partially offset by a 16.5% decrease in interconnection revenue to Won 849.4 billion in 2004 from Won 1,017.1 billion in 2003. The decrease was due in part to the new adjusted interconnection rates announced by the MIC on July 9, 2004, which were applied retroactively beginning January 1, 2004, which was partially offset by an increase in the NATE service revenue and the phone mail service revenue. See “Item 4B. Business Overview — Interconnection”.
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
      Depreciation and amortization expenses increased by 6.4% to Won 1,607.5 billion in 2004 compared to Won 1,510.5 billion in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT and 1xEV/ DO networks.
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

Item 5B.	Liquidity and Capital Resources
Liquidity
      We had a working capital (current assets minus current liabilities) deficit of Won 461.4 billion as of December 31, 2003, a working capital surplus of Won 1,323.8 billion as of December 31, 2004 and a working capital surplus of Won 1,735.2 billion as of December 31, 2005.
      We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,365.1 billion as of December 31, 2003, 1,038.1 billion as of December 31, 2004 and Won 1,262.5 billion as of December 31, 2005. We had outstanding short-term borrowings of Won 786.1 billion as of December 31, 2003, Won 425.5 billion as of December 31, 2004 and Won 1.0 billion as of December 31, 2005. As of December 31, 2005, we had availability under unused credit lines of approximately Won 835.3 billion.
      Management believes all the above-mentioned sources provide adequate liquidity to SK Telecom to meet its operation needs in the foreseeable future.
      Operating cash flow and debt financing have been our principal sources of liquidity. Cash and cash equivalents increased by Won 7.8 billion to Won 378.4 billion in 2005 from Won 370.6 billion in 2004.

Cash Flow Analysis

	Year Ended December 31,						Change

	2003		2004		2005		2003 to 2004			2004 to 2005

	(In billions of won, except percentages)
Net Cash Flow from Operating Activities	~~W~~	3,329.4	~~W~~	2,516.8	~~W~~	3,404.1	~~W~~	(812.6)	(24.4)%	~~W~~	887.3	35.3%
Net Cash Used in Investing Activities		(1,415.1)		(1,470.3)		(1,938.2)		(55.2)	(3.9)		(467.9)	(31.8)
Net Cash Used in Financing Activities		(2,261.0)		(968.6)		(1,429.0)		1,292.4	57.2		(460.4)	(47.5)
Net Cash Flow due to Changes in Consolidated Subsidiaries		0.1		(24.8)		(29.1)		(24.9)	(249.0)		(4.3)	(17.3)

Equivalents	~~W~~	(346.6)	~~W~~	53.1	~~W~~	7.8	~~W~~	399.7	115.3	~~W~~	(45.3)	(85.3)
Cash and Cash Equivalents at Beginning of Period		664.1		317.5		370.6		(346.6)	(52.2)		53.1	16.7

Cash and Cash Equivalents at End of Period	~~W~~	317.5	~~W~~	370.6	~~W~~	378.4	~~W~~	53.1	16.7%	~~W~~	7.8	2.1%

      Net Cash Flow from Operating Activities. Net cash flow provided by operations was Won 3,329.4 billion in 2003, Won 2,516.8 billion in 2004 and Won 3,404.1 billion in 2005. Depreciation and amortization were Won 1,649.9 billion in 2003, Won 1,752.5 billion in 2004 and Won 1,675.5 billion in 2005.
      On May 2, 2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. Such special purpose companies have all been liquidated.
      Net Cash from Investing Activities. Net cash used in investing activities was Won 1,415.1 billion in 2003, Won 1,470.3 billion in 2004 and Won 1,938.2 billion in 2005. Cash inflows from investing activities were Won 1,126.0 billion in 2003, Won 649.0 billion in 2004 and Won 666.1 billion in 2005. The primary contributor to such inflows in 2003 related to proceeds from the sale of long-term investment securities which resulted from sales of our shares and convertible bonds of KT Corporation, while cash inflow from investing activities in 2004 and 2005, respectively, related to a decrease in trading securities of Won 240.2 billion and proceeds from the sale of consolidated subsidiaries of Won 291.0 billion in 2005. Cash outflows for investing activities were Won 2,541.1 billion in 2003, Won 2,119.3 billion in 2004 and Won 2,604.3 billion in 2005. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,647.6 billion in 2003, Won 1,631.9 billion in 2004, and Won 1,416.6 billion in 2005, all generally relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades to and expansion of our WCDMA network, acquisition of long-term investment securities, which were Won 437.1 billion in 2003, Won 54.1 billion in 2004 and Won 319.1 billion in 2005 and acquisition of equity securities accounted for using the equity method, which were Won 7.2 billion in 2003, Won 21.1 billion in 2004 and Won 231.8 billion in 2005.
      Net Cash from Financing Activities. Net cash used in financing activities was Won 2,261.0 billion in 2003, Won 968.6 billion in 2004 and Won 1,429.0 billion in 2005. Cash inflows from financing activities were primarily driven by issuances of bonds payable, which provided cash of Won 688.7 billion in 2003, Won 1,205.7 billion in 2004 and Won 193.7 billion in 2005. Cash outflows for financing activities included payment of short-term borrowings, payments of current portion of long-term debt and payment of dividends, among other items. Payment of short-term borrowings were Won 12.1 billion in 2003, Won 359.1 billion in 2004 and Won 376.9 billion in 2005. Payments of current portion of long-term debt were Won 939.2 billion in 2003, Won 1,370.6 billion in 2004 and Won 500.0 billion in 2005. Payment of dividends were Won 151.7 billion in 2003, Won 478.3 billion in 2004 and Won 758.2 billion in 2005. Also, as a result of the issuance of convertible bonds in 2004 by us in the amount of Won 385.9 billion, net increase in treasury stock was Won 2 million in 2004 compared to Won 1,379.3 billion in 2003. We recorded no net increase in treasury stock in 2005.
      As of December 31, 2003, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,263.5 billion. Our long-term debt as of December 31, 2003 included bonds in the amount of Won 2,261.9 billion and bank and institutional borrowings in the amount of Won 1.6 billion. We had long-term facility deposits of Won 44.2 billion as of December 31, 2003. As of December 31, 2004, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,891.8 billion and we did not have any bank or institutional borrowings. We had facility deposits of Won 31.4 billion as of December 31, 2004. As of December 31, 2005, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,314.4 billion, which included bonds in the amount of Won 2,314.2 billion and bank and institutional borrowings in the amount of Won 0.2 billion. We had long-term facility deposits of Won 23.8 billion as of December 31, 2005. For a description of our long-term liabilities, see notes 9, 10 and 11 of the notes to our consolidated financial statements.
      As of December 31, 2005, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 9.6% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.
      We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, Won 150.0 billion and Won 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rates of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations. In March 2005, we issued Won-denominated bonds with a principal amount of Won 200.0 billion. These bonds will mature in March 2010 and have an annual interest rate of 4.0%. The proceeds of these bonds were primarily used for repayment of maturing long-term debt. See note 9 of the notes to our consolidated financial statements.
      In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.
      In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. On March 11, 2005, our shareholders approved a cash dividend of Won 9,300 per common share at the general shareholders’ meeting. On March 14, 2005, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increased from 1,644,978 to 1,710,750. On July 29, 2005, our board of directors resolved to recommend an interim cash dividend of Won 1,000 per common share. On August 1, 2005, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price from Won 226,566 to Won 225,518 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited increased from 1,710,750 to 1,718,700. On March 10, 2006, our shareholders approved a cash dividend of Won 8,000 per common share. On March 13, 2006, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price from Won 225,518 to Won 218,098 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited increased from 1,718,700 to 1,777,173.

      We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 44.2 billion at December 31, 2003, Won 31.4 billion at December 31, 2004 and Won 23.8 billion at December 31 2005. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. See “Item 4B. Business Overview — Revenues, Rates and Facility Deposits”.

Capital Requirements and Resources
      The following table sets forth our actual capital expenditures for 2003, 2004 and 2005:

	Year Ended (Ending) December 31,

	2003		2004		2005

	(In billions of won)
CDMA (95A/B, 1xRTT and EV-DO) Network3	~~W~~	737	~~W~~	728	~~W~~	376
WCDMA Network		204		220		575
WiBro(1)		—		—		—
Others(2)		707		684		466

Total(3)	~~W~~	1,648	~~W~~	1,632	~~W~~	1,417

(1)	We commenced WiBro service in May 2006.

(2)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing.

(3)	Also, see note 7 of the notes to our consolidated financial statements.
      We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2003 were Won 1,647.6 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (“DMB”) business and for the development and introduction of wireless data services. Our actual capital expenditures in 2004 were Won 1,631.9 billion. Our actual capital expenditures in 2005 were Won 1,416.6 billion, primarily related to investment in our WCDMA network. Of such amount, we spent approximately Won 574.5 billion on capital expenditures related to expansion of our WCDMA network and development of HSDPA services, Won 375.8 billion related to general upkeep of our CDMA 1xRTT and CMDA EV/ DO networks and Won 466.3 billion on other capital expenditures and projects. We are required to pay the remainder of the cost of our WCDMA license in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005.
      We estimate that we will spend approximately Won 1.6 trillion for capital expenditures in 2006 for a range of projects, including primarily for the expansion and improvement of our WCDMA network build out of our WiBro network and investments in our wireless Internet-related businesses. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2006 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.
      We currently plan to spend up to Won 570 billion in 2006 on capital expenditures related to expansion of our WCDMA network and provision of HSDPA service. We commenced provision of our WCDMA services on a limited basis in Seoul at the end of 2003 and continued to improve our WCDMA services in the Seoul metropolitan area in 2004. In 2005, we completed development of HSDPA technology, which represents an evolution of the WCDMA standard and, among others, supports higher data capacity and allows faster data transmissions than previous WCDMA-based protocols. HSDPA upgrades to our existing WCDMA network do not require hardware upgrades and may be accomplished through software upgrades at virtually no cost. By May 2006, we had expanded HSDPA service to 25 cities, including Busan and Incheon. We expect to expand our WCDMA network and HSDPA service to 84 cities nationwide by the end of 2006. Our actual capital expenditures for the construction of the WCDMA network will depend upon many factors, including network roll-out, whether WCDMA-based technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors.
      In March 2005, we obtained a license from the MIC to provide WiBro services. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and began commercial service to those limited areas in June 2006. In addition to a license fee of Won 117.0 billion paid to the MIC in March 2005, we are planning to spend approximately Won 170 billion in capital expenditures in 2006 to build and expand our WiBro network, and we may spend additional amounts to expand our WiBro service in the future. However, our investment plans may change depending on the market demand for such services, competitors offering similar services and development of competing technologies.
      In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite. The total cost is expected to be approximately Won 92.0 billion, of which SK Telecom’s committed amount is approximately Won 31.9 billion. We launched the satellite in March 2004. In March 2004, we were assigned by the MIC frequency for satellite DMB. In October 2004, we granted the right to use our satellite, satellite orbit and frequency to TU Media Corp., one of our affiliates, which received a license from the MIC as a satellite DMB provider on December 30, 2004. In May 2005, TU Media Corp. began to provide satellite DMB services and had surpassed 500,000 subscribers by April 2006.
      On March 24, 2005, EarthLink and we completed the formation of HELIO, LLC. (formerly named SK-EarthLink LLC.), a Delaware limited liability company, to provide wireless voice and data services in the United States. We, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the United States, and EarthLink plan to each invest $220 million in HELIO from 2005 to 2007. The joint-venture is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to U.S. consumers. HELIO commercially launched its MVNO service in May 2006. HELIO expects to enter into a previously under-served, but rapidly growing wireless data, entertainment, and voice market and will leverage our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. We and EarthLink each have a 50 percent voting and economic ownership interest in HELIO. As of March 31, 2006 we and EarthLink had each invested $161.5 million in HELIO.
      In July 2005, we sold a 60% equity interest in SK Teletech to Pantech & Curitel, reducing our equity interest in the company from 89.1% to 29.1% and recording a Won 178.7 billion gain. Effective December 1, 2005, SK Teletech (which was renamed SKY Teletech following our sale to Pantech & Curitel) was merged into Pantech and our equity interest in Pantech became 22.7%.
      We have been providing CDMA cellular service in Vietnam since 2003 through our overseas subsidiary, SLD Telecom PTE Ltd. In November 2005, our board of directors approved an additional US$280 million investment to expand our network coverage to all of Vietnam. As of January 31, 2006, we had invested US$100 million in this expansion project through the acquisition of 100 million additional shares of SLD Telecom PTE’s unissued common stock for such amount.
      In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. By participating in this privatization, we acquired 9.6% of KT Corporation’s common stock and Won 332.0 billion aggregate principal amount of exchangeable bonds issued by KT Corporation exchangeable at our option for 1.8% of KT Corporation’s common stock. We purchased 29,808,333 shares of common stock of KT Corporation for Won 1.6 trillion and bonds exchangeable into 5,589,666 shares of such common stock for Won 332.0 billion. We funded our investment in shares and bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt. On July 16, 2002, we sold all of the exchangeable bonds of KT Corporation which we owned to several Korean institutional investors for an aggregate sale price of Won 340.3 billion. We used the proceeds of the sale to repay our short-term debt and for general corporate purposes. We exchanged 29,808,333 shares of KT Corporation’s common stock at Won 50,900 per share for 8,266,923 shares of our common stock at Won 224,000 per share and settled the difference of Won 334.5 billion between the aggregate sale and purchase prices in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between us and KT Corporation dated November 14, 2002. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of our common stock on December 31, 2002, amounting to Won 47.9 billion, was recorded as a loss on disposal of investments during the year ended December 31, 2002. An impairment loss amounting to Won 44.5 billion, which was related to the investments in 14,353,674 shares of KT Corporation’s common stock as of December 31, 2002, was also recorded during the year ended December 31, 2002. All impairment loss in respect of this transaction was recorded in 2002. 4,457,635 shares were subsequently cancelled and 3,809,288 shares were designated as treasury stock for use in future mergers and acquisitions transactions and strategic alliances or for other corporate purposes to be determined by us. As a result of the share swap, all cross-shareholdings between KT Corporation and us have been completely eliminated.
      On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We elected to purchase the shares for strategic reasons in order to address the potentially negative impact on the price of our shares of common stock available for sale in the marketplace arising from POSCO’s ownership of our shares. As of December 31, 2005, POSCO owned 3.64% of our shares.
      From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.
      As of December 31, 2005, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total

	(In billions of won)
2006	~~W~~	814.4
2007		708.6
2008		301.7
After 2008		1,389.8
      Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.9% in 2003, 3.2% in 2004 and 3.0% in 2005, respectively, of operating revenue. See “Item 5C. Research and Development”.
      We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds in 2006 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2006. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.
      No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.
      We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. After three years, we pay the cost of such insurance on the subscriber’s behalf. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 44.2 billion as of December 31, 2003 to Won 31.4 billion as of December 31, 2004 and Won 23.8 billion as of December 31, 2005. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.
      On August 11, 2003, we concluded a stock buyback program which we commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 525.2 billion (or an average of approximately Won 206,388 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15 and16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 82,993,404 as of December 31, 2001 to 73,614,308 as of December 31, 2003. On February 20, 2004, we additionally acquired fractional shares totaling 12 shares for Won 2 million, which resulted from the merger of SK IMT Co., Ltd. into SK Telecom in May 2003.
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
      The total accrued and unpaid retirement and severance benefits for all of our employees as of December 31, 2005 of Won 71.3 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 191.4 billion to fund a portion of the employees’ severance indemnities. See “Item 6D. Employees” and note 2(o) of the notes to our consolidated financial statements.
      Dividends declared on our common stock amounted to Won 404.9 billion, Won 758.2 billion and Won 662.5 billion, respectively, in 2003, 2004 and 2005. In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 29, 2005, our board of directors approved the interim dividend rate of Won 1,000 per common share for the first half of fiscal year 2005. The shareholders who are registered in our shareholders registry as of July 30, 2005 were entitled to receive the interim dividend. The interim dividend was paid in August 2005. The total amount of the interim dividend paid was Won 73.6 billion. At the ordinary shareholder’s meeting in March, 10, 2006, our shareholders approved a cash dividend of Won 8,000 per common share (excluding interim dividend). The cash dividend was paid in March 2006. The overall dividend payout ratio with respect to dividends to be paid for 2006 is currently expected to be up to 40% of net income from 2006.
      Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.
      We did not have any outstanding swap or derivative transactions as of December 31, 2005 other than fixed-to-fixed currency swap agreements entered into in the first quarter of 2004 to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004 and a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of Dollar denominated convertible bonds with face amounts of US$329.5 million issued on May 27, 2004. See note 26 of the notes to our consolidated financial statements.

      For a discussion of debt securities and convertible notes we have issued in connection with our financing activities, see “— Cash Flow Analysis” above.
      We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.
Contractual Obligations and Commitments
      The following summarizes our contractual cash obligations at December 31, 2005, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)

			Less Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years

	(In billions of won)
Bonds
Principal	~~W~~	3,189.8	~~W~~	800.0	~~W~~	1,000.0	~~W~~	885.9	~~W~~	503.9
Interest		334.0		132.0		136.0		54.0		12.0
Long-term borrowings		0.2		0.1		0.1		0.0
Capital lease obligations		24.5		14.3		10.2		—		—
Operating leases		—		—		—		—
Purchase obligations		53.5		53.5		—		—
Facility deposits		38.7		14.9		—		—		23.8
Derivatives		73.0		—		—		13.0		60.0
Investment commitment to HELIO		99.3		79.5		19.8		—		—
Other long-term payables(2)
Principal		650.0		—		200.0		280.0		170.0
Interest		138.4		32.0		60.0		38.0		8.4

Total contractual cash obligations(3)	~~W~~	4,601.4	~~W~~	1,126.3	~~W~~	1,426.1	~~W~~	1,270.9	~~W~~	778.1

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of IMT license. See note 2(j) of the notes to our consolidated financial statements.

(3)	This amount does not include our future investments in the CDMA market in Vietnam, which we expect to make through our overseas subsidiary SLD Telecom PTE. Ltd. under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Item 4B. Business Overview — Other Investments and Relationships” and “— Critical Accounting Policies, Estimates And Judgments — Off-Balance Sheet Arrangements”.
      See note 22 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.
Inflation
      We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 3.6% in 2003, 3.0% in 2004 and 2.7% in 2005.

U.S. GAAP Reconciliation
      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 30 and 31 of our notes to consolidated financial statements.
      Our net income in 2003 under U.S. GAAP is higher than under Korean GAAP by Won 96.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP and the differing treatment of loss on impairment of investment securities and capitalization under U.S. GAAP of foreign exchange loss and interest expense related to tangible assets, which were offset in part by difference in treatment of non-refundable activation fees, intangible assets and deferred income taxes. Our net income in 2004 under U.S. GAAP is higher than under Korean GAAP by Won 61.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP, the differing treatment of loss on impairment of investment securities and the tax effect of the reconciling items which were partially offset by the differing treatment of loss on valuation of currency swap and nonrefundable activation fees. Our net income in 2005 under U.S. GAAP is higher than under Korean GAAP by Won 154.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP, deferred income tax adjustments due to the difference in accounting principles and the differing treatment of loss on valuation of currency swap, partially offset by the differing treatment of nonrefundable activation fees and intangible assets.
      Our shareholders’ equity at December 31, 2003 under U.S. GAAP is higher than under Korean GAAP by Won 920.8 billion primarily due to increases from differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates. Our shareholders’ equity at December 31, 2004 under U.S. GAAP is higher than under Korean GAAP by Won 1,031.3 billion primarily due to the same reasons as in 2003: increases from the differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates. Our shareholders’ equity at December 31, 2005 under U.S. GAAP is higher than under Korean GAAP by Won 1,144.9 billion primarily due to the same reasons as in 2003 and 2004: increases from the differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates.
New Accounting Pronouncements under U.S. GAAP
      In March 2004, the EITF supplemented EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FASB Staff Position EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.
      In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. Management does not expect this statement will have a material impact on our consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-data fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. Management does not expect that adoption of this statement will have a material impact on our consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not anticipate that the adoption of this statement will have a material effect on our consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, to the extent practicable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in 2006. We are currently evaluating the effect that the adoption of SFAS 154 will have on our consolidated results of operations and financial condition but does not expect it to have a material impact.
      In June 2005, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF Issue No. 04-5 provides that the general partner(s) is presumed to control the limited partnership, unless the limited partners possess either substantive participating rights or the substantive ability to dissolve the limited partnership or otherwise remove the general partner(s) without cause (“kick-out rights”). Kick-out rights are substantive if they can be exercised by a simple majority of the limited partners voting interests. The guidance applies to general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005, and to general partners in all other limited partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. Management does not expect adoption of this guidance to have a material impact on our consolidated financial position, operating results or cash flows.
      In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under FSP No. FAS 115-1. The FSP is effective for fiscal years beginning after December 15, 2005. As the FSP reaffirms existing guidance, management does not expect this FSP to have a significant impact on our consolidated financial position, operating results or cash flows.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140,” (“SFAS 155”) that permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year providing the entity has not yet issued financial statements. Management does not expect the adoption of SFAS 155 to have a material impact on our consolidated financial position, operating results or cash flows.
      In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” (“SFAS 156”). SFAS 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under SFAS No. 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period the change occurs. SFAS 156 is effective for fiscal years beginning after September 15, 2006. Management does not expect the adoption of this SFAS 156 to have a material impact on our consolidated financial position, operating results or cash flows.
Significant Changes in Korean GAAP
      On January 1, 2003, we and our subsidiaries adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, we reclassified the accounts relating to securities as explained in note 2(g) of our consolidated financial statements for the years ended 2003, 2004 and 2005, and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in notes 2(i) and 2(j) to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. If financing costs had been capitalized, our consolidated net income for the year ended December 31, 2003 would have increased by Won 32.3 billion (net of income tax effect of Won 13.6 billion). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was charged to beginning retained earnings as of January 1, 2003.
      On January 1, 2004, we adopted SKAS No. 10, No. 12 and No. 13. Such adoptions of new SKAS did not have an effect on our consolidated financial position as of December 31, 2004 or our consolidated ordinary income and net income for the year ended December 31, 2004.
      On January 1, 2005, we and our subsidiaries adopted SKAS No. 15 through No. 17. The adoption of such accounting standards did not have an effect on our consolidated financial position as of December 31, 2005, except as follows:

•	Through 2004, when our equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of their unissued shares to third parties, the changes in the our proportionate equity of investees were accounted for as capital transactions. Effective January 1, 2005, such transactions are accounted for as income statement treatment, pursuant to adoption of SKAS No. 15, “Investments: Equity Method”. As a result of adopting SKAS No. 15, net income for the year ended December 31, 2005 increased by Won 6.3 billion (net of tax effect of Won 2.4 billion).

•	Through 2004, tax effects of temporary differences related to capital surplus or capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital surplus or capital adjustments, which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions. As a result of adopting SKAS No. 16, total assets and total liabilities as of December 31, 2005 increased by Won 67.6 billion and Won 97.8 billion, respectively, and total stockholders’ equity as of December 31, 2005 decreased by Won 30.2 billion, which was directly reflected in capital surplus or capital adjustments. See note 18 of the notes to our consolidated financial statements.

•	Through 2004, provisions were recorded at nominal value. Effective January 1, 2005, provisions are recorded at the present value when the effect of the time value of money is material, pursuant to adoption of SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. SKAS No. 17 is prospectively applied and as a result of adopting such accounting standard, total liabilities as of December 31, 2005 decreased by Won 7.4 billion and ordinary income and net income for the year ended December 31, 2005 increased by Won 5.4 billion. See note 25 of the notes to our consolidated financial statements.
      Such newly adopted accounting standards are prospectively applied as allowed by SKAS No. 15 through No. 17. As a result, our consolidated balance sheets as of December 31, 2004 and 2003 and our consolidated statements of income and cash flows for the years ended December 31, 2004 and 2003 were not adjusted to reflect the effect of adoption of SKAS No. 15 through No. 17.
      As SKAS No. 11 is not effective until the fiscal year ending December 31, 2006 and SKAS No. 14 is related to exceptions to accounting for small and medium-sized entities, they do not apply to us.
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

Impairment of Long-lived Assets Including the WCDMA Frequency Usage Right
      Long-lived assets generally consist of property, plant and equipment and intangible assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flow expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.
      Our intangible assets include the WCDMA frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 1, 2003. Because WCDMA presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the WCDMA frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the WCDMA frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the WCDMA frequency usage right for 2005.

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

Income Taxes
      We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities.
      We believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because (i) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (ii) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

Off-Balance Sheet Arrangements
      We have sold certain receivables in 2002 and 2003 in five separate transactions described under “— Liquidity and Capital Resources — Liquidity” to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company in asset-backed securitization transactions. Under Korean GAAP, we accounted for these transactions as sales of the receivables to the special purpose companies. See note 4 of the notes to our consolidated financial statements. Under U.S. GAAP, we are required to consolidate these entities as these entities do not meet the qualifications for a qualifying special purpose entity. See “— U.S. GAAP Reconciliation” and note 30 of our notes to consolidated financial statements.
      SLD Telecom, our overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to the business and bear additional cash shortfalls according to their gross profit sharing ratios at that time. With respect to our involvement in the business, our maximum exposure to loss was approximately Won 54.6 billion as of December 31, 2005.
      In March 2005, we and EarthLink, an Internet service provider in the U.S. established HELIO (formerly named SK-Earthlink), a joint venture company, to provide wireless voice and data services across the U.S. We have committed to invest $220 million over the next three years, of which $161.5 million has been invested as of March 31, 2006, and EarthLink has committed to invest $220 million over the next three years, of which $161.5 million had been invested as of the same date.
Item 5C.     Research and Development
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

      The following table sets forth our annual research and development expenses:

	As of and for the Year Ended
	December 31,

	2003		2004		2005

	(In billions of won)
Internal R&D Expenses	~~W~~	235.8	~~W~~	267.1	~~W~~	252.0
External R&D Expenses		64.9		69.0		69.1

Total R&D Expenses	~~W~~	300.7	~~W~~	336.1	~~W~~	321.1

      The MIC has the statutory power to recommend levels of spending by telecommunications service providers on research and development activity and the allocation of expenditures between internal and external research. In practice, the MIC has issued guidelines regarding the amount and allocation of research spending. In its May 1995 guidelines, the MIC recommended that that we observe the following minimum levels of total research and development spending (set as a percentage of budgeted revenue and calculated according to MIC guidelines which differ from our accounting treatment of such expenses): 9.0% from 1995 through 1997; 9.5% for 1998; and 10.0% for 1999 through 2001. With respect to the level of contribution specifically for external research and development, in July 1998, the MIC reduced the recommended minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications from 2.0% to 1.5%. In 2001, the recommended minimum level of contribution was further reduced to 1.0%. In 2002, the contribution became mandatory, and the required minimum level of contribution was further reduced to 0.75%. In 2003, 2004 and 2005, the required minimum level of contribution was 0.75%, the same as 2002. We are not obligated to make donations to any other external research institutes.

Internal Research and Development
      The main focus of our internal research and development activity is the development of 3G and 3.5G technologies and services and value-added technologies and services for our CDMA network, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. We spent approximately Won 252.0 billion on internal research and development in 2005.
      Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. As of December 31, 2005, our research center housed 552 research engineers (including both full time and temporary research engineers). Their work focuses on planning of cell sites, network management, digital wireless technologies, multimedia, information processing and other wireless telecommunications areas. Although the technology is at its very early stages, our research center includes a team that is helping to develop what is known as 4G wireless technology, which if successfully completed is expected to enable wireless data transmissions at speeds of up to 155 Mbps, which would be faster than the current WCDMA technology.
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

Item 5D.	Trend Information
      These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E.	Off-Balance Sheet Arrangements
      These matters are discussed under Item 5B. above where relevant.

Item 5F.	Tabular Disclosure of Contractual Obligations
      These matters are discussed under Item 5B. above where relevant.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management
      Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors, more than a half of whom must be independent non-executive directors. We currently have a total of eleven directors, seven of whom are independent non-executive directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.
      As required under relevant Korean laws and our articles of incorporation, we have a committee for recommendation of independent non-executive directors within the board of directors, the Recommendation Committee. Independent non-executive directors are appointed from among those candidates recommended by the Recommendation Committee.
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
      Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Jung Nam Cho	Nov. 20, 1941	1995	2007	Vice-Chairman and Representative Director		President & COO, SK Telecom
Shin Bae Kim	Oct. 15, 1954	2002	2008	CEO and Representative Director	Chairman, Korea Association of RFID/USN	Head of Strategic Planning Group, Shinsegi Telecomm, Inc.; Director, SK Telecom; Senior Vice President, SK Telecom; Director, KORMS
Bang Hyung Lee	Aug. 20, 1955	2005	2008	Executive Vice- President, Chief Marketing Officer and Head of Business Center		Head of Internet Business Group, SK Telecom; Head of Marketing Group, SK Telecom; Senior Accountant, Deloitte Haskin & Sells, USA
Sung Min Ha	Mar. 24, 1957	2004	2007	Senior Vice President and Chief Financial Officer	Representative Director, SK Capital	Head of Strategic Planning Group, SK Telecom; Director, SK Telink; Auditor, SK C&C; Chairman and Representative Director, SLD Telecom; Auditor, SK Teletech

      Our current non-standing directors are as set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Dae Sik Kim	Jan. 11, 1955	2005	2008	Independent Non- executive Director	Professor, Hanyang University; Committee Member, MOFE Advisory Committee on Financial Development	University of Pennsylvania, MBA (1981), Ph.D. (1987)
Yong Woon Kim	Oct. 4, 1943	2003	2006	Independent Non- executive Director	Non-Standing Auditor, Pohang University of Science and Technology	Senior Executive Vice President (Legal Department, Seoul Office, Investment and Finance) and Director, POSCO; Standing Advisor, POSCO Research Institute
Dae Kyu Byun	Mar. 8, 1960	2005	2008	Independent Non- executive Director	CEO & Representative Director, Humax Co., Ltd.; Head Vice-President, Korea Venture Business Association	Director, the Federation of Korea Information Industries; Representative Director, Guin Co.; Co-founder, Venture Leaders Club
Seung Taik Yang	Oct. 24, 1939	2005	2008	Independent Non- executive Director	President, Tong- Myung University of Information Technology	Polytechnic Institute of Brooklyn, Ph.D.; 7th Minister, Ministry of Information and Communication
Jae Seung Yoon	Nov. 9, 1962	2002	2008	Independent Non- executive Director	CEO & Representative Director; Daewoong Pharmaceutical Co., Ltd.; Vice-president, Insung Information Co., Ltd.	Public Prosecutor, The Seoul/Busan District Public Prosecutors’ Office; Auditor and Vice President, Daewoong Pharmaceutical Co., Ltd.
Sang C. Lee	Jan. 24, 1941	1999	2008	Independent Non- executive Director	IT Consultant	Chairman, Communication Network Interface, Inc.; Chairman and CEO, Spectron Corp.; President, Scovill Fasteners, Inc.; Director of Organization, ITT Worldwide Corp.; Vice President, ITT Asia Pacific Corp.
Hyun Chin Lim	Apr. 26, 1949	2006	2009	Independent Non- executive Director	Dean, Seoul National University, Professor, Central Officials Training Institute; Chairman, Korea Association of Sociology	Professor, Seoul National University

Involvement In Certain Legal Proceedings
      In February 2004, certain members of our board of directors and executive officers resigned following a finding of accounting misconduct at SK Networks and the resulting movement to improve corporate governance in companies in the SK Group. The resignations were tendered by Mr. Tae Won Chey, former non-standing director of SK Telecom and chairman and CEO of SK Corporation, Mr. Kil Seung Son, former Chairman, Chief Executive Officer and Representative Director of SK Telecom and representative director of SK Networks and non-standing director of SK Corporation, Mr. Jae Won Chey, executive vice president of SK Telecom at the time and Mr. Moon Soo Pyo, president of SK Telecom at the time. None of these resignations were related to any allegations of wrongdoing in connection with their role in our business, and SK Telecom was not implicated in any of the charges against SK Network’s management. For details of the charges against Mr. Tae Won Chey and Mr. Kil Seung Son, see “Item 3D. Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.”

Item 6B.	Compensation
      The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2005 totaled approximately Won 3.9 billion.
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
      In March 2001 and 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares. In 2001 and 2002, 42 and 70 officers, respectively, were granted options to purchase 43,820 and 65,730 common shares. The exercise price for the shares are Won 211,000 and Won 267,000, respectively, for 2001 and 2002. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. The officers may exercise their options during a two-year period starting from March 2004 for shares granted in 2001. No officer exercised his option to purchase for shares granted in 2002. The board of directors may, by resolution, cancel any director’s or officer’s stock options under certain circumstances. Since 2003, none of our directors and officers have been granted options to purchase our common shares.

      The following table shows the share allotment for the directors under our 2001 and 2002 stock option program. There has been no stock option program since 2003.

		Number of
		Shares Allotted			Number of
					Options
Name	Position	2003	2004	2005	Exercised

Jung Nam Cho	Director	0	0	0	0
Shin Bae Kim	Director	0	0	0	0
Bang Hyung Lee	Director	0	0	0	0
Sung Min Ha	Director	0	0	0	0
Dae Sik Kim	Independent Non-executive Director	0	0	0	0
Yong Woon Kim	Independent Non-executive Director	0	0	0	0
Dae Kyu Byun	Independent Non-executive Director	0	0	0	0
Seung Taik Yang	Independent Non-executive Director	0	0	0	0
Jae Seung Yoon	Independent Non-executive Director	0	0	0	0
Sang C. Lee	Independent Non-executive Director	0	0	0	0
Hyun Chin Lim	Independent Non-executive Director	0	0	0	0
Other Officers		0	0	0	0

Total		0	0	0	0

Item 6C.	Board Practices
Termination of Directors, Services
      Directors are given a retirement and severance payment upon termination of employment in accordance with our internal regulations on severance payments. Upon retirement, directors who have made significant contributions to our company during their term may be appointed to serve either as an advisor to us or as an officer of an affiliate company.
Audit Committee
      Under relevant Korean laws and our articles of incorporation, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-thirds of whom must be independent non-executive directors independent with respect to applicable rules. The members of the audit committee are appointed annually by a resolution of the board of directors. They are required to:

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
      Our audit committee is composed of three independent non-executive directors: Dae Sik Kim, Yong Woon Kim and Hyun Chin Lim, each of whom must be financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Dae Sik Kim is an “audit committee financial expert” as defined under the applicable rules of the Securities and Exchange Commission. See “Item 16A. Audit Committee Financial Expert”.

Independent Non-executive Director Nomination Committee
      This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee.
Capex Review Committee
      This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The board of directors decides from time to time who will comprise the members of this committee.
Compensation Review Committee
      This committee oversees our overall compensation scheme for the Chief Executive Officer and directors. The committee consists of three independent non-executive directors and is in charge of reviewing the criteria for and levels of directors’ compensation packages and benefits. The board of directors decides from time to time who will comprise the members of this committee. We do not have an independent internal remuneration committee. Remuneration for the directors and officers is determined by shareholder resolutions. Severance allowances for directors are determined by the board of directors in accordance with our internal regulation on remuneration of officers, which was also adopted by shareholder resolutions and provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors in accordance with internal regulations. The regulation on payment of remuneration to company officers also provides for a special contribution bonus upon retirement, in addition to the basic severance package, for any officer or director who during his or her term of service makes special contributions to the company. We may also reimburse our independent non-executive directors for expenses they incurred in performance of their services. See “Item 6B. Compensation”. We are currently receiving consulting services on creating a remuneration committee under the Board of Directors.
Global Committee
      This committee is a temporary committee consisting of four directors, established on July 29, 2005 for a period of one year to establish and advise on our core global strategies and business areas.

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

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the 11 members of our board of directors, 7 are independent directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/ Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Recommendation Committee composed of independent directors and management directors.

NYSE Corporate Governance Standards	SK Telecom Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of three independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has three independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Law in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 6D.	Employees
      The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2003	5,447	1,474	6,921
December 31, 2004	6,421	932	7,353
December 31, 2005	5,727	919	6,646
      The number of our regular employees decreased in 2005 due to our divestiture of SK Teletech.
      The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of December 31, 2005:

					New
	Marketing	Production	Research	Support	Business	Total

Regular Employees	1,613	1,880	552	1,011	691	5,727
Temporary Employees	669	148	6	80	16	919

Total	2,282	2,028	558	1,091	687	6,646

      As of December 31, 2005, we had a company union comprised of 5,727 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare, except for employee wages, which are separately negotiated on an annual basis. Our wage negotiations completed on May 24, 2004 resulted in an average wage rate increase of 3.0% for 2005 from 2004. We plan to begin wage discussions with the Company’s union for 2006 in June 2006.
      Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase our stock through the plan in the case of a capitalization by the association. As of December 31, 2005, the employee stock ownership association owned approximately 0.36% of our issued common stock.
      We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2005, the accrued and unpaid retirement and severance benefits of Won 256.3 billion for all of our employees are reflected in our non-consolidated financial statements as a liability, of which a total of Won 187.1 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower. If the new entity is a subsidiary of which we own at least a 50% stake, employment is guaranteed for three years.
      Under the Korean Intra-Company Labor Welfare Fund Law, we may also contribute up to 5% of our annual earnings before tax for employee welfare. We contributed 3% of our revenues annually for years prior to 2002. Beginning in 2003, we have decided to negotiate an exact amount each year as necessary. In 2003 and 2004, we did not negotiate contribution amounts for year 2002 and 2003, respectively. We negotiated the contribution amount for 2004 in the latter half of 2005, which amounts to 0.93% of our annual earnings before tax, or Won 23.8 billion.
      We consider our relations with our employees to be good.

Item 6E.	Share Ownership
      The following table sets forth the share ownership by our standing and non-standing directors as of April 30, 2006:

			Percentage
		Number	of Total	Special
		of Shares	Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors:
Jung Nam Cho	Vice-Chairman and Representative	0	0	None	6,150
	Director
Shin Bae Kim	CEO and Representative Director	1,270	*	None	1,650
Bang Hyung Lee	Executive Vice-President	1,630	*	None	1,620
Sung Min Ha	Chief Financial Officer	738	*	None	690
Non-Standing Directors:
Dae Sik Kim	Independent Non-executive Director	0	0	None	1,000
Yong Woon Kim	Independent Non-executive Director	0	0	None	0
Dae Kyu Byun	Independent Non-executive Director	50	*	None	1,000
Seung Taik Yang	Independent Non-executive Director	0	0	None	0
Jae Seung Yoon	Independent Non-executive Director	200	*	None	1,000
Sang C. Lee	Independent Non-executive Director	0	0	None	1,000
Hyun Chin Lim	Independent Non-executive Director	0	0	None	0

*	Less than 1.0%

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders
      As of December 31, 2005, approximately 51.3% of our issued shares were held in Korea by approximately 20,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2005 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage	Percentage
		Total	Total
	Number of	Shares	Shares
Shareholder/Category	Shares	Issued	Outstanding

Domestic Shareholders
SK Group(1)	18,748,459	22.79%	25.47%
POSCO	2,991,496	3.64	4.06
Employees(2)	297,246	0.36	0.40
Treasury shares(3)	8,662,415	10.53	N/A
Officers and Directors	4,688	0.01	0.01
Other Domestic Shareholders	11,466,681	13.93	15.58
Foreign Shareholders	40,105,726	48.74	54.48

Total Issued Shares	82,276,711	100.00%	100.00%

(1)	The SK Group’s ownership interest consists of the following as of December 31, 2005:

		Percentage	Percentage
		Total	Total
	Number of	Shares	Shares
SK Group Member	Shares	Issued	Outstanding

SK Corporation	17,663,127	21.47%	24.00%
SK Securities Co., Ltd.	7	0.00	0.00
SK Networks	1,085,325	1.32	1.47

	18,748,459	22.79%	25.47%

(1)	The SK Group is a group of affiliated entities. As of December 31, 2005, the ownership interests among the SK Group included, among others:

•	SK Corporation owned: 21.47% of SK Telecom Co., Ltd., 40.97% of SK Networks, 46.22% of SKC and 72.13% of SK Shipping Co., Ltd.

•	SK Networks owned 1.32% of SK Telecom Co., Ltd., 17.71% of SK Shipping, 15% of SK Computer & Communications Co., Ltd., and 22.71% of SK Securities Co., Ltd.

•	SK Chemicals owned 0.83% of SK Corporation and 39.40% of SK Engineering and Construction.

•	SKC owned 6.2% of SK Chemicals, 10.16% of SK Shipping Co., Ltd. and 12.41% of SK Securities Co., Ltd.

•	SK Shipping Co., Ltd. owned 30.94% of SK Engineering and Construction.

•	SK Computer & Communications Co., Ltd. owned 11.16% of SK Corporation.

•	We owned 30.0% of SK Computer & Communications Co., Ltd.

(2)	Represents shares owned by our employee stock ownership association. See “Item 6D. Employees”.

(3)	Treasury shares do not have any voting rights; includes 1,777,173 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$329.5 million in zero coupon convertible notes that were sold in May 2004.
      The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,

Shareholder	2003	2004	2005

	(As a percentage of total
	issued shares)(1)
SK Group	24.60%	24.03%	22.79%
SK Corporation	21.47	21.47	21.47
SK Networks(2)	3.06	2.55	1.32
POSCO(3)	4.98	4.98	3.64

(1)	Includes 8,662,403, 8,662,415 and 8,662,415 shares held in treasury as of December 31, 2003, 2004 and 2005, respectively.

(2)	SK Networks sold 418,000 shares in January 2004 and currently owns 1,085,325 shares.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.
      Other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.
      On April 30, 2006, SK Corporation held 21.47% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3D. Risk Factors — If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.” and “Item 4B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. As a result of significant financial difficulties and prosecutors’ discovery of alleged fraudulent accounting practices at SK Networks, SK Networks sold 418,000 of the shares it owns in SK Telecom in January 2004. In December 2005, SK Networks disposed of additional shares of our common stock. As a result of such sale, SK Networks currently owns 1.32% of our shares. In the event that either SK Corporation or SK Networks announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.
      There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2005, SK Corporation owns 17,663,127 shares of our common stock, or approximately 21.47%, of our issued shares. As of December 31, 2005, a foreign investment fund and its related parties collectively held a 5.03% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Law, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increased their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constituted the largest shareholder of SK Corporation, SK Corporation would have been considered a foreign shareholder of SK Telecom, and its shareholding in SK Telecom would have been included in the calculation of the aggregate foreign shareholding of SK Telecom.
      If SK Corporation’s shareholding in SK Telecom were included in the calculation of the aggregate foreign shareholding of SK Telecom, then the aggregate foreign shareholding in SK Telecom assuming foreign ownership level as of December 31, 2005 (which we believe was 48.74%), would have reached 70.21%, exceeding the 49% ceiling on foreign shareholding. If the aggregate foreign shareholding limit in SK Telecom is exceeded, the MIC may issue a corrective order to SK Telecom, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and any foreign investment fund and its related parties who may own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until the aggregate foreign shareholding of SK Telecom is reduced to below 49%.
      If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may (1) suspend all or part of our business, or (2) if the suspension of business is deemed to result in significant inconvenience to our customers or be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of our sales revenues. The amendment to the Telecommunications Business Law in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3D. Risk Factors — If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.” and “Item 4B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.
      On August 11, 2003 we concluded a stock buyback program which we had commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our then-outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 525.2 billion (or an average of approximately Won 206,388 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15 and 16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 82,993,404 as of December 31, 2001 to 73,614,308 as of December 31, 2003. On February 20, 2004, we additionally acquired fractional shares totaling 12 shares for Won 12 million, which resulted from the merger of SK IMT Co., Ltd. into SK Telecom in May 2003. As of April 30, 2006, the total number of shares of our common stock outstanding was 73,614,296.
      Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7B.	Related Party Transactions
SK Networks
      We are a party to several contracts with SK Networks, including a series of sale and purchase agreements pursuant to which we and our former subsidiary, SK Teletech, sell handsets to SK Networks. The aggregate sales to SK Networks pursuant to these contracts were Won 481.2 billion in 2003, Won 581.6 billion in 2004 and Won 279.2 billion in the first half of 2005 until our divestiture of SK Teletech.
      If SK Networks is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that its creditors will require SK Networks to sell this business unit. In 2005, KT Corporation and SK Networks provided approximately 16% and 62%, respectively, of our leased lines.
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
      As of December 31, 2005, we had Won 1.8 billion of accounts receivables from SK Network. As of the same date, we had Won 22.2 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks. For more information on SK Networks, see “Item 3D. Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruption in our business.”

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
      On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2005, POSCO owned 3.64% of our shares.
      We are party to an agreement with SKC&C pursuant to which SKC&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SKC&C from time to time for specific information technology-related projects. The aggregate fees we paid to SKC&C for information technology services amounted to Won 284.3 billion for 2003, Won 295.6 billion for 2004 and Won 322.9 billion for 2005. We also purchase various information technology-related equipment from SKC&C from time to time. The total amount of such purchases was Won 182.8 billion for 2003, Won 130.2 billion for 2004 and Won 249.6 billion for 2005.
      We are part of the SK Group of affiliated companies. See “Item 7A. Major Shareholders” As disclosed in note 24 of our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2005. In October 2003, the FTC ordered us to pay a fine of Won 5.1 billion in connection with our payment of advertisements on behalf of certain companies in the SK Group. We paid the fine in December 2003.
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
      In September 2005, we sold all of our shares of Cowon Systems, Inc. (“Cowon”) in the public market for Won 2.6 billion. Prior to such disposition, our equity interest in Cowon was 6.2%.
      In October 2005, we invested Won 25.6 billion to acquire an additional 5,122,266 shares of common stock of TU Media to increase our equity interest to 29.6%.
      We have been providing CDMA cellular service in Vietnam since 2003 through our overseas subsidiary, SLD Telecom PTE Ltd. In November 2005, our board of directors approved an additional US$280 million investment to expand our network coverage to all Vietnam. As of January 31, 2006, we had invested US$100 million in this expansion project through the acquisition of 100 million additional shares of SLD Telecom PTE’s unissued common stock for such amount.

Item 7C.	Interest of Experts and Counsel
      Not applicable

Item 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information
      See “Item 18. Financial Statements” and pages F-1 through F-82.
Legal Proceedings

FTC Proceedings
      In October 2003, the FTC ordered us, SK Corporation and SKC&C to pay fines of Won 1.0 billion, Won 0.9 billion and Won 0.9 billion, respectively, in connection with loans extended to SK Life. FTC charged that the interest on the loans was below market-price. We paid the fine in December 2003. The Seoul High Court, an appellate court, also found in favor of the FTC, but we have filed an appeal at the Supreme Court of Korea, as we believe that the interest on the loans was not below the interest rates customarily charged in the market. The appeal is currently pending.
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
      In May 2006, the FTC ordered us to pay a fine of Won 660 million for price collusion with KTF and LGT. The FTC charged that we, along with KTF and LGT, engaged in unfair business practices in 2004 by agreeing to discontinue flat-rate services. KTF and LGT were also fined Won 660 million and Won 462 million, respectively. We expect the FTC to announce additional rulings on alleged collusion among mobile service providers. We cannot predict the ultimate outcome of the investigation.

MIC Proceedings
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
      In addition, when the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007 pursuant to the policy advisory committee’s recommendation. On May 25, 2004, we voluntarily undertook to limit our market share through the end of 2005 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Item 3D. Risk Factors — Our businesses are subject to extensive government regulation and any change in government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition.”.
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
      In May 2005 and September 2005, the MIC ordered us to pay fines of Won 23.1 billion and Won 9.3 billion, respectively, with respect to our payment of improper handset subsidies. In May 2005, LGT and KTF were also fined Won 2.7 billion and Won 1.1 billion, respectively, and in September 2005, KTF was fined Won 5.3 billion, in respect of improper subsidy payments. We were more heavily fined than the other two companies as the FTC found that our efforts to remedy such violations were not sufficient and that our payment of such subsidies was in violation of the conditions related to our merger with Shinsegi in January 2002.
      In October 2005, the MIC ordered us to pay fines of Won 1.5 billion, alleging that we have denied our competitors equal access to our wireless Internet network. We paid such fines in November 2005.
      In November 2005, the MIC ordered us to pay fines of Won 540 million, alleging that our wireless Internet NATE service menu was overly complex. KTF and LGT were also fined Won 140 million and Won 90 million on the same grounds. We paid such fines in December 2005.
      In March 2006 and April 2006, the MIC ordered us to pay fines of Won 13.8 billion and Won 7.8 billion, respectively, with respect to our payment of improper handset subsidies. In March 2006 and April 2006, KTF and LGT were also fined Won 3.7 billion and Won 1.5 billion and Won 2.1 billion and Won 700 million, respectively, in respect of improper subsidy payments. We paid Won 13.8 billion in March 2006 and Won 7.8 billion in May 2006.

      In May 2006, the MIC ordered us to pay fines of Won 1.1 billion, alleging that we had improperly solicited subscribers to our value-added services. KTF and LGT were also fined Won 290 million and Won 130 million, respectively on the same grounds. We paid such fines in June 2006.
      In June 2006, the MIC ordered us, LGT, KTF and KT to pay fines of Won 42.6 billion, Won 15.0 billion, Won 12.0 billion and Won 0.4 billion, respectively, with respect to payments of improper handset subsidies. We plan to pay such fines in July 2006.

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
      In March 2004, the MIC released a public notice announcing its allotments of frequency for satellite DMB. In accordance with such announcement, we were assigned a frequency and a license to run a DMB business as a network service operator. In June 2004, Multinet filed a lawsuit against the MIC in the Seoul Administrative Court demanding revocation of the public notice. In September 2004, Multinet also filed a lawsuit against the MIC in the Seoul Administrative Court seeking revocation of our assigned satellite DMB frequency to us, as well as revocation of our satellite DMB business license. In July 2005, these two lawsuits were consolidated by the Seoul Administrative Court and are currently pending in the court of first instance.
      In November 2004, in connection with the above lawsuits, Multinet sought injunctive relief in the Seoul Administrative Court to suspend the MIC’s allocation of satellite DMB frequency and granting of the satellite DMB business license to us. The court of first instance ruled against Multinet, which decision was upheld in the appellate court following Multinet’s appeal. In June 2005, the Supreme Court upheld the prior rulings against Multinet.

Coloring Litigation
      In November 2002, in connection with certain technology we use to provide our coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that our coloring service infringed upon his patent rights. While the lawsuit is currently pending before the Seoul Central District Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park withdrew his appeal before the Patent Court in January 2006, and the case has been abandoned.

GNI Enterprise Litigation
      On October 18, 2002, GNI Enterprise Inc. filed a lawsuit against SK Communications, our subsidiary, asserting that Lycos Korea, which was subsequently merged into SK Communications in December 2002, had illegally terminated a license agreement granting GNI Enterprise the right to use the Lycos brand name in Korea. The court of first instance ruled against GNI, which decision was upheld in the appellate court following GNI’s appeal. The case is currently pending before the Supreme Court. In addition, in a lawsuit filed on November 15, 2002, GNI asserted that the merger of Netsgo Co., Ltd. into SK Communications was invalid. On January 11, 2004, GNI withdrew its claims and the suit was terminated.
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
      We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary’s fees and expenses. The ADR depositary’s designated bank in Korea must approve this conversion and remittance of cash dividends. See “Item 10D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations” and “Item 10E. Taxation — Korean Taxation”.
      The following table sets forth the dividend per share, the aggregate total amount of dividends, as well as the number of outstanding shares entitled to dividends to the shareholders of record on December 31 of the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

					Number of Shares
	Dividend		Total Amount of		Entitled to
Year Ended December 31,	per Share		Dividends		Dividend

	(In won)(1)		(In billions of won)
1997	~~W~~	90	~~W~~	5.6	62,169,720
1998		118		7.6	64,258,670
1999		185		15.4	83,284,110
2000		540		48.1	89,079,034
2001		690		57.3	82,993,404
2002		1,800		151.7	84,299,698
2003		5,500		404.9	73,614,308
2004		10,300		758.2	73,614,296
2005		9,000		662.5	73,614,296

(1)	Dividend per share and amount of shares entitled to dividend have been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.
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
      In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2005, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 73.6 billion.
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
      Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

Item 8B.	Significant Changes
      Not applicable

Item 9.	THE OFFER AND LISTING

Item 9A.	Offering and Listing Details
      These matters are described under Item 9C below where relevant.
Item 9B.     Plan of Distribution
      Not applicable
Item 9C.     Markets
      The principal trading market for our common stock is the KRX Stock Market. As of December 31, 2005, 73,614,296 shares of our common stock were outstanding.
      The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the symbol “SKM”. Each ADS represents one-ninth of one share of common stock. As of December 31, 2005, ADSs representing 22,491,046 shares of our common stock were outstanding.

Shares of Common Stock
      The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX Stock Market since January 1, 2001:

	Prices(1)

				Average Daily
				Trading Volume
Calendar Year	High(1)	Low(1)	Close	(Number of Shares)

		(Won per share)
2001	295,000	165,000	268,000	242,254
First Quarter	293,500	182,000	183,000	253,393
Second Quarter	235,500	165,000	191,500	312,070
Third Quarter	233,000	184,500	208,000	154,785
Fourth Quarter	295,000	220,000	268,000	250,676
2002	299,000	209,500	229,000	261,482
First Quarter	299,000	242,000	290,000	263,168
Second Quarter	292,000	239,000	269,500	227,115
Third Quarter	279,500	209,500	237,000	241,154
Fourth Quarter	252,500	220,000	229,000	314,019
2003	235,000	142,000	199,000	327,689
First Quarter	235,000	142,000	153,000	497,115
Second Quarter	210,000	157,500	204,000	298,346
Third Quarter	216,000	183,000	184,000	267,821
Fourth Quarter	212,500	185,000	199,000	247,332
2004	238,500	154,500	197,000	179,712
First Quarter	238,500	207,500	214,500	243,681
Second Quarter	213,000	179,000	190,000	188,095
Third Quarter	186,000	154,500	175,500	137,559
Fourth Quarter	205,000	174,500	197,000	151,903
2005	216,500	163,500	181,000	187,053
First Quarter	200,500	171,000	171,000	203,869
Second Quarter	192,500	163,500	182,000	137,021
Third Quarter	216,500	178,500	202,500	156,019
Fourth Quarter	209,500	181,000	181,000	249,550
2006 (through June 26)	237,500	176,000	201,000	197,780
First Quarter	204,500	176,000	192,500	177,491
January	192,000	176,000	192,000	221,563
February	204,500	189,500	202,500	201,075
March	203,000	187,500	192,500	113,984
Second Quarter (through June 26)	237,500	188,500	201,000	220,204
April	222,500	188,500	221,500	262,914
May	237,000	207,500	225,500	182,659
June (through June 26)	234,000	193,000	201,000	214,127

Source: KRX

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares
      The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2001:

	Prices(1)

				Average Daily
				Trading Volume
Calendar Year	High(1)	Low(1)	Close	(Number of Shares)

		(US$ per ADS)		(Number of ADSs)
2001	28.94	13.50	21.62	710,410
First Quarter	28.94	15.18	15.18	743,602
Second Quarter	21.05	13.50	16.90	817,532
Third Quarter	20.21	16.15	18.44	655,302
Fourth Quarter	25.29	18.26	21.62	623,611
2002	26.75	19.25	21.35	684,421
First Quarter	24.70	20.30	24.60	488,958
Second Quarter	26.75	20.20	24.40	555,865
Third Quarter	26.36	19.25	21.23	963,578
Fourth Quarter	22.81	19.30	21.35	717,859
2003	21.85	12.83	18.65	743,316
First Quarter	21.85	12.83	13.62	971,259
Second Quarter	19.40	14.07	18.86	723,959
Third Quarter	20.83	17.71	17.84	724,406
Fourth Quarter	19.90	17.46	18.65	564,023
2004	25.01	17.28	22.25	911,823
First Quarter	25.01	19.43	21.30	1,331,177
Second Quarter	21.83	19.15	20.99	832,175
Third Quarter	20.76	17.28	19.45	768,117
Fourth Quarter	23.10	19.30	22.25	727,683
2005	23.14	18.96	20.29	882,342
First Quarter	22.19	19.41	19.72	798,390
Second Quarter	21.84	18.96	20.40	618,870
Third Quarter	23.14	20.06	21.84	1,071,227
Fourth Quarter	21.95	19.74	20.29	1,039,398
2006 (through June 26)	27.70	20.62	22.54	983,033
First Quarter	24.56	20.62	23.59	952,819
January	23.23	20.62	23.23	1,123,040
February	24.51	23.06	24.15	1,096,226
March	24.56	23.00	23.59	686,335
Second Quarter (through June 26)	27.70	22.54	22.54	1,015,329
April	26.70	23.31	26.70	874,747
May	27.70	24.91	26.10	1,073,577
June (through June 26)	26.75	22.54	22.54	1,097,071

Source: New York Stock Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

The Korean Securities Market

The Korea Exchange Inc.
      With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange, Inc. (the “KRX”) as a joint stock company. There are three different markets run by the KRX: the KRX Stock Market, the KRX KOSDAQ Market, and the Futures Market (the “KRX Futures Market”). The KRX has two trading floors located in Seoul, one for the KRX Stock Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Futures Market. Currently, the KRX is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.
      As of May 31, 2006, the aggregate market value of equity securities listed on the KRX Stock Market was approximately Won 642.4 trillion. The average daily trading volume of equity securities for 2005 was approximately 467.5 million shares with an average transaction value of Won 3,157.0 billion and for the period from January 1, 2006 through May 31, 2006 was approximately 356.3 million shares with an average transaction value of Won 4,275.0 billion.
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

      Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average

						Price
					Dividend	Earnings
Year	Opening	High	Low	Closing	Yield(1)(%)	Ratio(2)

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.1	12.9
2001	520.95	704.50	468.76	693.70	1.7	16.4
2002	724.95	937.61	584.04	829.44	1.6	15.2
2003	635.17	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	893.71	1,379.37	870.84	1,379.37	1.8	10.6
2006 (though June 26)	1,383.32	1,469.70	1,192.09	1,238.05	N/A	N/A

Source: KRX

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the KRX Stock Market. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the KRX, and companies which received disqualified opinion from external auditors.
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

      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

	Rounded Down
Previous Day’s Closing Price  ~~W~~	to ~~W~~

Less than 5,000	~~W~~	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000
      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.
      Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX Stock Market. See “Item 10E. Taxation — Korean Taxation”.

      The following table sets forth the number of companies listed on the KRX Stock Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization
	on the Last Day of Each Period					Average Trading Volume & Value

	Number of
	Listed	(Millions of		(Thousands of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)		Shares	Won)		Dollars)(1)

1980	352	~~W~~	2,526,553	US $	3,828,691	5,654	~~W~~	3,897	US $	5,905
1981	343		2,959,057		4,224,207	10,565		8,708		12,433
1982	334		3,000,494		4,407,711	9,704		6,667		8,904
1983	328		3,489,654		4,386,743	9,325		5,941		7,468
1984	336		5,148,460		6,222,456	14,847		10,642		12,862
1985	342		6,570,404		7,380,818	18,925		12,315		13,834
1986	355		11,994,233		13,924,115	31,755		32,870		38,159
1987	389		26,172,174		33,033,162	20,353		70,185		88,584
1988	502		64,543,685		94,348,318	10,367		198,364		289,963
1989	626		95,476,774		140,489,660	11,757		280,967		414,431
1990	669		79,019,676		110,301,055	10,866		183,692		256,500
1991	686		73,117,833		96,182,364	14,022		214,263		281,850
1992	688		84,711,982		107,502,515	24,028		308,246		391,175
1993	693		112,665,260		139,419,948	35,130		574,048		676,954
1994	699		151,217,231		191,729,721	36,862		776,257		984,223
1995	721		141,151,399		182,201,367	26,130		487,762		629,614
1996	760		117,369,988		139,031,021	26,571		486,834		575,733
1997	776		70,988,897		50,161,742	41,525		555,759		392,707
1998	748		137,798,451		114,090,455	97,716		660,429		471,432
1999	725		349,503,966		305,137,040	278,551		3,481,620		3,039,654
2000	704		188,041,490		150,162,898	306,163		2,602,211		2,078,028
2001	689		225,850,076		194,784,979	473,241		1,997,420		1,520,685
2002	683		258,680,756		218,167,122	851,242		3,041,592		2,414,362
2003	684		355,362,626		297,960,530	542,010		2,216,636		1,858,580
2004	683		412,588,138		427,069,982	372,894		2,232,108		2,310,455
2005	702		655,074,595		648,588,707	467,629		3,157,662		3,126,398
2006 (through June 26)	717		604,501,659		598,516,494	336,721		4,105,713		4,065,062

Source: KRX

(1)	Converted at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.
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

Item 9D.	Selling Shareholders
      Not applicable

Item 9E.	Dilution
      Not applicable

Item 9F.	Expenses of the Issue
      Not applicable

Item 10.	ADDITIONAL INFORMATION

Item 10A.	Share Capital
      Not applicable

Item 10B.	Memorandum and Articles of Association
Description of Capital Stock
      This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act, the Korean Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act and the Korean Commercial Code. We have filed or incorporated by reference copies of our articles of incorporation and these laws as exhibits to our most recently filed annual report.
General
      The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	business of leasing available and real estate property;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	tourism; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.
      Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of December 31, 2005, 82,276,711 common shares were issued, of which 8,662,415 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
Board of Directors
      Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request of three or more directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the independent non-executive directors is required for certain matters, which include:

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
      In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2005, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 73.6 billion.
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
      In addition, under our articles of incorporation, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400 billion, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.
      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of December 31, 2005, approximately 0.36% of the issued shares were held by members of our employee stock ownership association.
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
Voting Rights
      Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation have permitted cumulative voting since our annual shareholders meeting in March 2003. Cumulative voting provides each shareholder with multiple voting rights corresponding to the number of directors to be appointed in a particular election allows each shareholder to exercise all his or her voting rights cumulatively to elect a director.

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
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 10D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.
      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.
Restrictions Applicable to Shares
      Pursuant to the Telecommunications Business Law, the maximum aggregate foreign shareholding in us is limited to 49.0%. See “Item 4B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by non-residents or non-Koreans. See “Item 10D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

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
      Under the Korean Commercial Code, except in the case of a reduction in capital, we must resell or transfer any shares we acquire to a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our shares. Under the Korean Securities and Exchange Act, we are subject to certain selling restrictions for the shares we acquire. In the case of a reduction in capital, we must immediately cancel the shares we acquire. On October 26, 2001, in accordance with the approval of our board of directors, we announced plans to establish trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. For more details on the trust funds, see “Item 5B. Liquidity and Capital Resources”.
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
Description of American Depositary Shares
      The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADSs. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our registration statement on Form F-3 (File No. 333-91304) filed with the United States Securities and Exchange Commission. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, United States of America, and at the principal London office of the ADR depositary, currently located at Canada Square, Canary Wharf, London, E14 5LB, England.
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

Deposit and Withdrawal of Shares of Common Stock
      Notwithstanding the provisions described below, under the terms of the deposit agreement, as supplemented by a side letter dated as of October 1, 2002, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADRs after such deposit does not exceed a specified maximum, 13,598,544 shares as of October 1, 2002. This limit will be adjusted in certain circumstances, including (1) increases upon the cancellation of existing ADRs (up to a maximum of 5,605,839 shares), (2) increases upon future offerings of ADSs by us or our shareholders, (3) increases upon issuances of ADSs upon the exchange of outstanding exchangeable bonds issued by Momenta (Cayman) (a special purpose vehicle incorporated in the Cayman Islands, which sold bonds exchangeable initially into such ADSs, see “Item 6E. Share Ownership”), (4) increases for rights offerings and (5) adjustments for share reclassifications. The limit also may be decreased in certain circumstances, including in connection with purchases of ADSs by Momenta (Cayman) in accordance with the terms of its exchangeable bonds. Notwithstanding the foregoing, the ADR depositary and the custodian may not accept deposits of shares of common stock for issuance of ADSs (other than in the case of an exercise of the exchange rights of the exchangeable bonds issued by Momenta (Cayman)) (i) if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation or (ii) from a person intending to make a deposit that identifies itself to the depositary and that has been identified in writing by us as a holder of at least 3% of our shares of common stock on October 7, 2002.
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
      If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See “Item 10D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations — Restrictions Applicable to Shares”.
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
Item 10C.     Material Contracts
      We have not entered into any material contracts since January 1, 2003, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group see “Item 6E. Share Ownership”. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources — Capital Requirements and Resources”.

Item 10D.     Exchange Controls
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
      Subject to certain limitations, the MOFE has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or

•	sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOFE may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.
Government Review of Issuances of ADSs
      In order for us to issue ADSs in excess of US$30 million, we are required to submit a report to the MOFE with respect to the issuance of the ADSs prior to and after such issuance. The MOFE may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs.

•	Under current Korean laws and regulations, the depositary is required to obtain our prior consent for any proposed deposit of common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs).

•	We can give no assurance that we would grant our consent, if our consent is required. In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. See “Item 10B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.
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
      Upon a foreign investor’s purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the KRX Stock Market and the KRX KOSDAQ Market, such acquisition or sale of shares must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX Stock Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX Stock Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.
      Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.
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
      Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.
Item 10E.     Taxation
United States Taxation
      This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.
      This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
      Please consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.
      For purposes of this summary, you are a “U.S. holder” if you are the beneficial owner of a common share or an ADS and are:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common share or ADS.
      In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common share represented by that ADS.

Dividends
      The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year.
      Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition
      For U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations
      You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.
      Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.
      Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

      The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.
U.S. Information Reporting and Backup Withholding Rules
      Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient and demonstrates this when required or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.
Korean Taxation
      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.
Dividends on the Shares or ADSs
      We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5%, will apply. However, in the event the recipient is a corporation (the “recipient corporation”), a withholding tax rate of 11.0% will apply, provided that (i) during any part of the taxable year of the company making the dividend payment (the “paying corporation”) that precedes the dividend payment date, and during the entirety of the prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the paying corporation was owned by the recipient corporation, and (ii) not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consisted of interest or dividends (other than interest derived from the operation of a banking, insurance, or financing business and dividends or interest received from subsidiary corporation, 50% or more of the outstanding shares of the voting stock of which is owned by the paying corporation at the time such dividends or interest is received).
      In order to obtain the benefits of a reduced withholding tax rate under the treaty, you must submit to us, prior to the dividend payment date, such evidence of residence as may be required by the Korean tax authorities. Evidence of residence may be submitted to us through the ADR depositary. Excess taxes withheld are generally not recoverable, even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.
      If we distribute to you shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be regarded as dividend and, as such, subject to Korean withholding tax.
Taxation of Capital Gains
      You may be exempt from Korean taxation on capital gains from the shares, if you have owned, together with certain related parties, less than 25.0% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX Stock Market or the KRX KOSDAQ Market. As for the ADSs, according to a ruling issued by Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Tax Benefit Limitation Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation, if listed or registered and sold through an overseas securities exchange having functional similarity to the KRX Stock Market or the KRX KOSDAQ Market under the Korean Securities and Futures Exchange Act.
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
Securities Transaction Tax
      You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agricultural and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the KRX Stock Market. If you transfer shares through the KRX KOSDAQ Market, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares. If your transfer is not made on the KRX Stock Market or the KRX KOSDAQ Market, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agricultural and fishery special tax.
      According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. Moreover, to date, the imposition of securities transaction tax has not been enforced on the transfers of ADSs. However, the Ministry of Finance and Economy recently issued a ruling on February 25, 2004 to the Korean National Tax Service, holding that depositary shares fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the Ministry of Finance and Economy treats the transfers of depositary shares the same as the transfer of the underlying Korean shares. Under Korean tax laws, transfers of depositary shares listed or registered on the New York Stock Exchange, NASDAQ National Market, or other foreign exchanges designated by the Ministry of Finance and Economy (which are the (i) Tokyo Stock Exchange, (ii) London Stock Exchange, (iii) Deutsche Stock Exchange, and a stock exchange with functions similar to (i), (ii) or (iii) above, on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Korean Securities and Exchange Act) will be exempted from the securities transaction tax.
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
Item 10F.     Dividends and Paying Agents
      Not applicable
Item 10G.     Statements by Experts
      Not applicable
Item 10H.     Documents on Display
      We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s Website at http://www.sec.gov.
      Documents filed with annual reports and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea.

Item 10I.     Subsidiary Information
      Not applicable

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Rate and Interest Rate Risks
      We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. In the first quarter of 2004, we entered into fixed-to-fixed currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. In addition, we have entered into a currency swap contract with a bank to hedge the foreign currency risk of Dollar denominated convertible bonds with face amount of US$329.5 million issued on May 27, 2004. See note 26 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.
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
Exchange Rate Risk
      Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 3.69% or Won 23.7 billion as of December 31, 2005.
Interest Rate Risk
      We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2005:

	Maturities

	2006		2007		2008		2009		2010		Thereafter		Total		Fair Value

	(In billions of won, except for percentage data)
Local currency:
Fixed rate	~~W~~	795.2	~~W~~	692.0	~~W~~	297.9	~~W~~	297.8	~~W~~	194.6	~~W~~	189.3	~~W~~	2,466.7	~~W~~	2,509.5
Average weighted rate(1)		5.53%		5.57%		5.00%		5.00%		4.00%		3.00%
Variable rate		—		—		—		—		—		—
Average weighted rate(1)		—		—		—		—		—		—		—		—

Sub-total	~~W~~	795.2	~~W~~	692.0	~~W~~	297.9	~~W~~	297.8	~~W~~	194.6	~~W~~	189.3	~~W~~	2,466.7	~~W~~	2,509.5

Foreign currency:
Fixed rate		—		—		—		341.7		—		301.0		642.7		647.5
Average weighted rate(1)		—		—		—		0.00%		—		4.25%
Variable rate		1.1		0.1		—		—		—		—		1.2		1.2
Average weighted rate(1)		3.34%		3.39%		3.39%		3.39%		—		—

Sub-total	~~W~~	1.1	~~W~~	0.1	~~W~~	—	~~W~~	341.7	~~W~~	—	~~W~~	301.0	~~W~~	643.9	~~W~~	648.7

Total	~~W~~	796.3	~~W~~	692.1	~~W~~	297.9	~~W~~	639.5	~~W~~	194.6	~~W~~	490.3	~~W~~	3,110.6	~~W~~	3,158.2

(1)	Weighted average rates of the portfolio at the period end.

      A 1.0% change in interest rates would result in a change of approximately 2.24% in the fair value of our liabilities resulting in a Won 70.7 billion change in their value as of December 31, 2005 and a Won 12.1 million annualized change in interest expenses.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      None.

Item 15.	CONTROLS AND PROCEDURES
      We have evaluated, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
      As a company with ADSs listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act of 2002. Section 404 of the Act and the applicable rules of the Securities and Exchange Commission require foreign private issuers such as us to assess and report on internal controls over financial reporting on an annual basis, commencing with the fiscal year ending December 31, 2006. We are in the process of evaluating the requirements of Section 404 and are making preparations to comply with such requirements when they become applicable to us.
      Subsequent to the issuance of our consolidated financial statements for the years ended December 31, 2003 and 2004, we determined that (a) the cash inflows related to dividends considered to be returns on investments were incorrectly classified as cash flows from investing activities as opposed to cash flows from operating activities and (b) cash flows related to trading securities were incorrectly classified as cash flows from investing activities as opposed to cash flows from operating activities in our statement of cash flows. As a result, U.S. GAAP reconciliation of consolidated statement of cash flows for the years ended December 31, 2003 and 2004 has been revised from amounts previously reported. Notwithstanding such revision to our U.S. GAAP reconciliation of consolidated statement of cash flows for the years ended December 31, 2003 and 2004, we believe that our disclosure of controls and procedures as of December 31, 2005 were effective in the manner described in the second preceding paragraph. In order to prevent future errors in classification, we will implement measures to improve our U.S. GAAP reconciliation procedures as part of our preparations to comply with the requirements of Section 404.
      There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
      The board of directors has determined that Dae Sik Kim is an “audit committee financial expert” and “independent” as defined under the applicable rules of the Securities and Exchange Commission. See “Item 6C. Board Practices — Audit Committee” for additional information regarding our Audit Committee.
Item 16B.     Code of Ethics
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
Item 16C.     Principal Accountant Fees and Services
      The table sets forth the fees we paid to our independent registered public accounting firm: Deloitte Anjin LLC (formerly “Deloitte HanaAnjin LLC” or “Deloitte & Touche LLC (Hana)”) for the year ended December 31, 2005 and 2004, respectively:

	Years Ended
	December 31,

	2005		2004

	(In millions of won)
Audit	~~W~~	838.9	~~W~~	841.3
Audit Related	~~W~~	86.7	~~W~~	127.7
Tax	~~W~~	139.4	~~W~~	110.1
All Other Fees	~~W~~	900.0	~~W~~	2,418.0
Total	~~W~~	1,965.0	~~W~~	3,497.1
      “Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2005 and 2004, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
      “Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2005 and 2004, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.
      “Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2005 and 2004, respectively, for tax compliance, tax advice on actual or contemplated transactions.
      Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2005 and 2004, respectively, primarily for business consulting.
Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm
      Our audit committee pre-approves all audit services to be provided by Deloitte Anjin LLC, our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the Securities and Exchange Commission and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm.

      Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.
Item 16D.     Exemptions from the Listing Standards for Audit Committees
      Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      On August 11, 2003, we concluded a stock buyback program which we commenced on June 30, 2003. We acquired a total of 2,544,600 shares of our outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 525.2 billion (or an average of approximately Won 206,388 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of our outstanding common stock declined from 82,993,404 as of December 31, 2001 to 73,614,308 as of December 31, 2003. On February 20, 2004, we additionally acquired fractional shares totaling 12 shares for Won 2 million, which resulted from the merger of SK IMT Co., Ltd. into SK Telecom in May 2003. As of April 30, 2006, the total number of shares of our common stock outstanding was 73,614,296. In 2006, we intend to purchase up to Won 200 billion of our common shares pursuant to open market purchases.
      Set forth in the following table is information with respect to purchases made by or on behalf of the issuer or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act) of our common shares.

Total Number of
				Shares Purchased	Maximum Number of
	Total Number of	Average		as Part of Publicly	Shares That May yet
	Shares	Price Paid		Announced Plans or	be Purchased Under
Period	Purchased	per Share		Program	the Plans or Program

2004
January	—	~~W~~	—	—	—
February	12	~~W~~	173,500	—	—
March	—	~~W~~	—	—	—
April	—	~~W~~	—	—	—
May	—	~~W~~	—	—	—
June	—	~~W~~	—	—	—
July	—	~~W~~	—	—	—
August	—	~~W~~	—	—	—
September	—	~~W~~	—	—	—
October	—	~~W~~	—	—	—
November	—	~~W~~	—	—	—
December	—	~~W~~	—	—	—
Total	12	~~W~~	173,500	—	—
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
      In late May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 218,098 per share as of May 31, 2006. In connection with the issuance of the zero coupon convertible notes, we deposited

1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. On March 11, 2005 our shareholders approved a cash dividend of Won 9,300 per common share at the general shareholders’ meeting. On March 14, 2005, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increased from 1,644,978 to 1,710,750. On July 29, 2005, our board of directors resolved to recommend an interim cash dividend of Won 1,000 per common share. On August 1, 2005, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price from Won 226,566 to Won 225,518 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited increased from 1,710,750 to 1,718,700. On March 10, 2006, our shareholders approved a cash dividend of Won 8,000 per common share. On March 13, 2006, we filed a report with the Financial Supervisory Service to disclose that we adjusted the conversion price from Won 225,518 to Won 218,098 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited increased from 1,718,700 to 1,777,173.

Item 17.	FINANCIAL STATEMENTS
      Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.     EXHIBITS

Number	Description

1.1	Memorandum and Articles of Association
2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares
4.1	Telecommunications Basic Law of 1983, as amended (English translation)
4.2	Enforcement Decree of the Telecommunications Basic Law, as amended (English translation)
4.3	Telecommunications Business Law of 1983, as amended (English translation)
4.4	Enforcement Decree of the Telecommunications Business Law (English translation)***
4.5	Korean Commercial Code (together with English translation)*
4.6	Amendment to Korean Commercial Code dated December 29, 2001 (together with English translation)**
4.7	Korean Securities and Exchange Act, as amended (English translation)
8.1	List of Subsidiaries of SK Telecom Co., Ltd.
11.1	Code of Ethics of SK Telecom Co., Ltd.***
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Consent of Deloitte Anjin LLC

*	Filed previously as exhibits to our Form 20-F filed on June 30, 2000.
**	Filed previously as exhibits to our Form 20-F filed on June 28, 2002.
***	Filed previously as exhibits to our Form 20-F filed on May 31, 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.
Seoul, Republic of Korea
      We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2003, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and its subsidiaries at December 31, 2003, 2004 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
      Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.
      As discussed in Note 2(y) to the accompanying consolidated financial statements, in 2005 the Company changed its method of accounting for income taxes to conform to Statement of Korean Accounting Standards No. 16.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United states of America. Information relating to the nature and effect of such differences is presented in Notes 30 and 31 to the consolidated financial statements.
May 19, 2006
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003, 2004 and 2005

	2003		2004		2005		2005

	(In millions of Korean won)						(In thousands of
							U.S. dollars
							(Note 2(a)))
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 13)	~~W~~	317,488	~~W~~	370,630	~~W~~	378,426	$374,679
Short-term financial instruments (Notes 13, 21 and 22)		154,922		12,730		106,592	105,537
Trading securities (Notes 2 and 4)		893,217		654,779		777,472	769,774
Current portion of long-term investment securities (Notes 2 and 4)		85,861		3,709		1	1
Accounts receivable — trade, net of allowance for doubtful accounts of  ~~W~~65,327 million,  ~~W~~71,090 million and  ~~W~~133,499 million at December 31, 2003, 2004 and 2005, respectively (Notes 2,13 and 24)		1,579,153		1,720,201		1,684,119	1,667,445
Short-term loans, net of allowance for doubtful accounts of  ~~W~~516 million,  ~~W~~564 million and  ~~W~~1,350 million at December 31, 2003, 2004 and 2005, respectively (Notes 2 and 6)		48,849		55,355		65,539	64,890
Accounts receivable — other, net of allowance for doubtful accounts of  ~~W~~16,768 million,  ~~W~~15,622 million and  ~~W~~17,526 million at December 31, 2003, 2004 and 2005, respectively (Notes 2, 13 and 24)		867,120		1,406,553		1,369,691	1,356,130
Inventories, net (Notes 2, 3, 23 and 24)		31,516		52,321		7,784	7,707
Prepaid expenses		68,256		84,933		104,124	103,093
Current deferred income tax assets (Notes 2 and 18)		—		—		66,117	65,462
Accrued income and other		23,143		29,482		38,715	38,331

Total Current Assets		4,069,525		4,390,693		4,598,580	4,553,049

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 7, 12, 22, 23 and 24)		4,641,547		4,703,922		4,663,369	4,617,197
Intangible assets, net (Notes 2 and 8)		3,674,944		3,522,903		3,452,889	3,418,702
Long-term investment securities (Notes 2 and 4)		879,193		948,101		1,220,208	1,208,127
Equity securities accounted for using the equity method (Notes 2 and 5)		183,709		304,028		471,879	467,207
Long-term bank deposits (Note 21)		352		10,351		1,479	1,464
Long-term loans, net of allowance for doubtful accounts of  ~~W~~19,552 million,  ~~W~~19,273 million and  ~~W~~19,130 million at December 31, 2003, 2004 and 2005, respectively (Notes 2 and 6)		40,819		30,442		18,430	18,248
Guarantee deposits (Notes 13 and 24)		270,255		289,015		168,559	166,890
Non-current deferred income tax assets (Notes 2 and 18)		—		—		1,495	1,480
Other		57,873		83,903		107,884	106,816

Total Non-Current Assets		9,748,692		9,892,665		10,106,192	10,006,131

TOTAL ASSETS	~~W~~	13,818,217	~~W~~	14,283,358	~~W~~	14,704,772	$14,559,180

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
December 31, 2003, 2004 and 2005

	2003		2004		2005		2005

	(In millions of Korean won)						(In thousands of
							U.S. dollars
							(Note 2(a)))
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 13, 22 and 24)	~~W~~	1,317,162	~~W~~	1,205,682	~~W~~	1,047,779	$1,037,405
Short-term borrowings (Notes 13 and 22)		786,096		425,496		972	962
Income taxes payable		402,559		273,495		370,822	367,150
Accrued expenses (Notes 2, 13 and 25)		420,995		394,354		364,830	361,218
Dividend payable		88		263		298	295
Withholdings		184,304		196,534		216,622	214,477
Current portion of long-term debt, net (Notes 9, 10 and 12)		1,364,264		498,278		809,573	801,557
Current portion of subscription deposits (Note 11)		12,881		13,405		14,875	14,728
Current deferred income tax liabilities (Notes 2 and 18)		—		—		44	44
Other		42,561		59,386		37,558	37,187

Total Current Liabilities		4,530,910		3,066,893		2,863,373	2,835,023

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 9)		2,261,868		2,891,843		2,314,208	2,291,295
Long-term borrowings (Notes 10 and 22)		1,633		—		155	153
Subscription deposits (Note 11)		44,197		31,440		23,770	23,535
Long-term payables — other, net of present value discount of  ~~W~~85,881 million,  ~~W~~72,663 million and  ~~W~~58,413 million at December 31, 2003, 2004 and 2005, respectively (Note 2)		564,119		577,337		591,587	585,730
Obligations under capital leases (Notes 2, 12 and 13)		—		—		10,204	10,103
Accrued severance indemnities, net (Note 2)		67,824		80,984		71,284	70,578
Non-current deferred income tax liabilities (Notes 2 and 18)		226,029		306,052		401,156	397,184
Long-term currency swap (Notes 2 and 26)		—		96,743		73,450	72,723
Guarantee deposits received and other (Notes 22 and 24)		27,790		26,322		28,045	27,767

Total Long-Term Liabilities		3,193,460		4,010,721		3,513,859	3,479,068

Total Liabilities		7,724,370		7,077,614		6,377,232	6,314,091

COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS’ EQUITY:
Capital stock (Notes 1 and 14)		44,639		44,639		44,639	44,197
Capital surplus (Note 14)		2,911,556		2,968,301		2,954,840	2,925,584
Retained earnings (Note 15)		5,139,911		6,152,898		7,267,649	7,195,692
Capital adjustments:
Treasury stock (Note 16)		(2,047,103)		(2,047,105)		(2,047,105)	(2,026,837)
Unrealized profit (loss) on valuation of long-term investment securities, net (Notes 2 and 4)		(160,622)		(92,975)		(42,093)	(41,676)
Equity in capital adjustment of affiliates, net (Notes 2 and 5)		42,581		134,376		61,368	60,760
Loss on valuation of currency swap, net (Notes 2 and 26)		—		(49,452)		(14,177)	(14,037)
Stock options (Notes 2 and 17)		3,741		4,833		3,480	3,446
Foreign-based operations’ translation adjustment (Note 2)		3,159		(7,969)		(9,988)	(9,889)
Minority interest in equity of consolidated subsidiaries (Note 2)		155,985		98,198		108,927	107,849

Total Shareholders’ Equity		6,093,847		7,205,744		8,327,540	8,245,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	~~W~~	13,818,217	~~W~~	14,283,358	~~W~~	14,704,772	$14,559,180

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2003, 2004 AND 2005

	2003		2004		2005		2005

							(In thousands of
							U.S. dollars, except
	(In millions of Korean won,						for income per share
	except for income per share)						(Note 2(a)))
OPERATING REVENUE (Notes 2, 24 and 28)	~~W~~	10,272,081	~~W~~	10,570,615	~~W~~	10,721,820	$10,615,663
OPERATING EXPENSES (Notes 2, 22 and 24)
Labor cost		(407,243)		(464,778)		(464,764)	(460,162)
Commissions paid		(2,314,558)		(2,812,318)		(2,859,638)	(2,831,325)
Depreciation and amortization (Notes 7 and 8)		(1,510,545)		(1,607,478)		(1,546,285)	(1,530,975)
Network interconnection (Note 28)		(771,553)		(913,688)		(989,417)	(979,621)
Leased line		(306,527)		(375,227)		(407,043)	(403,013)
Advertising		(376,424)		(352,877)		(279,390)	(276,624)
Research and development (Note 2)		(235,551)		(267,107)		(252,046)	(249,550)
Rent		(144,509)		(178,310)		(190,134)	(188,251)
Frequency usage		(129,525)		(143,047)		(156,098)	(154,552)
Repair		(96,464)		(112,094)		(131,719)	(130,415)
Provision for bad debts		(22,378)		(29,181)		(112,792)	(111,675)
Cost of goods sold		(560,859)		(479,257)		(240,746)	(238,362)
Other		(290,838)		(395,504)		(421,132)	(416,964)

Sub-total		(7,166,974)		(8,130,866)		(8,051,204)	(7,971,489)

OPERATING INCOME		3,105,107		2,439,749		2,670,616	2,644,174

OTHER INCOME:
Interest income (Note 4)		86,485		80,459		61,143	60,538
Dividends		25,923		23,843		26,515	26,252
Commissions		80,180		26,891		32,738	32,414
Equity in earnings of affiliates (Notes 2 and 5)		—		—		20,949	20,742
Foreign exchange and translation gains (Note 2)		6,131		20,559		4,167	4,126
Reversal of allowance for doubtful accounts		1,555		759		450	446
Gain on disposal and valuation of trading securities (Note 2)		188		2,548		1	1
Gain on disposal of investment assets (Notes 4 and 5)		1,259		2,004		24,613	24,369
Gain on disposal of consolidated subsidiary (Note 5)		—		—		178,689	176,920
Gain on disposal of property, equipment and intangible assets		2,750		2,067		4,693	4,647
Gain on transactions and valuation of currency forward and swap (Notes 2 and 26)		—		2,850		2,578	2,552
Other		56,973		37,439		36,016	35,659

Sub-total		261,444		199,419		392,552	388,666

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME — (Continued)
Years Ended December 31, 2003, 2004 AND 2005

	2003		2004		2005		2005

							(In thousands of
							U.S. dollars, except
	(In millions of Korean won,						for income per share
	except for income per share)						(Note 2(a)))
OTHER EXPENSES:
Interest and discounts		(391,482)		(303,410)		(253,472)	(250,962)
Donations		(91,487)		(89,232)		(145,325)	(143,886)
Equity in losses of affiliates (Notes 2 and 5)		(6,975)		(11,954)		(71,825)	(71,114)
Foreign exchange and translation losses (Note 2)		(10,230)		(9,074)		(4,178)	(4,137)
Loss on disposal and valuation of trading securities (Note 2)		(3,974)		(232)		(16)	(16)
Loss on disposal of investment assets		(45,403)		(1,539)		(4,017)	(3,977)
Loss on disposal and impairment of property, equipment and intangible assets (Note 2)		(13,784)		(19,208)		(6,783)	(6,716)
Loss on impairment of long-term investment securities (Notes 2 and 4)		(5,749)		(33,654)		(3,422)	(3,388)
Loss on transactions and valuation of currency forward and swap (Notes 2 and 26)		—		(15,818)		—	—
Other		(43,131)		(31,872)		(12,564)	(12,440)

Sub-total		(612,215)		(515,993)		(501,602)	(496,636)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		2,754,336		2,123,175		2,561,566	2,536,204
INCOME TAXES (Notes 2 and 18)		(789,059)		(629,761)		(693,259)	(686,395)

INCOME BEFORE MINORITY INTEREST		1,965,277		1,493,414		1,868,307	1,849,809
MINORITY INTEREST IN NET LOSS (GAIN) OF CONSOLIDATED SUBSIDIARIES		823		(1,935)		4,671	4,625

NET INCOME	~~W~~	1,966,100	~~W~~	1,491,479	~~W~~	1,872,978	$1,854,434

NET INCOME PER SHARE (Notes 2 and 19) (In Korean won and U.S. dollars)	~~W~~	26,187	~~W~~	20,261	~~W~~	25,443	$25.19

DILUTED NET INCOME PER SHARE (Notes 2 and 19) (In Korean won and U.S. dollars)	~~W~~	26,187	~~W~~	20,092	~~W~~	25,036	$24.79

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2003, 2004 AND 2005

										Total
	Common	Capital		Retained		Capital		Minority		Shareholders’
	Stock	Surplus		Earnings		Adjustments		Interest		Equity

	(In millions of Korean won)
Balance, January 1, 2003	~~W~~44,576	~~W~~	2,884,382	~~W~~	4,873,205	~~W~~	(2,295,770)	~~W~~	725,507	~~W~~	6,231,900
Net income	—		—		1,966,100		—		(823)		1,965,277
Acquisition of treasury stock (Note 16)	—		—		—		(1,379,337)		—		(1,379,337)
Retirement of treasury stock (Note 16)	—		—		(1,545,281)		1,524,683		—		(20,598)
Cash dividends paid (Note 20)	—		—		(151,739)		—		—		(151,739)
Excess unallocated purchase price (Note 14)	—		(230)		—		—		—		(230)
Issuance of common stock for the merger with SK IMT Co., Ltd. (Note 14)	63		31,809		—		—		—		31,872
Gain on disposal of investments in common stock of subsidiary	—		58		—		—		—		58
Equity in beginning retained earnings change of affiliates (Notes 2 and 5)	—		—		(33)		—		—		(33)
Cumulative effect of an accounting change (Note 2)	—		—		(2,341)		—		(515)		(2,856)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 4)	—		—		—		(56,505)		—		(56,505)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)	—		(4,463)		—		47,752		—		43,289
Stock compensation plans (Notes 2 and 17)	—		—		—		1,289		—		1,289
Foreign-based operations’ translation adjustment (Note 2)	—		—		—		(356)		—		(356)
Decrease in minority interest in equity of consolidated subsidiaries	—		—		—		—		(568,184)		(568,184)

Balance, December 31, 2003	~~W~~44,639	~~W~~	2,911,556	~~W~~	5,139,911	~~W~~	(2,158,244)	~~W~~	155,985	~~W~~	6,093,847

Net income	—		—		1,491,479		—		1,935		1,493,414
Cash dividends paid (Note 20)	—		—		(404,878)		—		—		(404,878)
Interim cash dividends paid (Note 20)	—		—		(73,614)		—		—		(73,614)
Excess unallocated purchase price (Note 14)	—		(77)		—		—		—		(77)
Consideration for conversion rights (Notes 2 and 14)	—		67,279		—		—		—		67,279
Acquisition of treasury stock (Note 16)	—		—		—		(2)		—		(2)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)	—		(10,457)		—		91,795		—		81,338
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)	—		—		—		67,647		—		67,647
Loss on valuation of currency swap (Note 2)	—		—		—		(49,452)		—		(49,452)
Stock compensation plans (Notes 2 and 17)	—		—		—		1,092		—		1,092
Foreign-based operations’ translation adjustment (Note 2)	—		—		—		(11,128)		—		(11,128)
Decrease in minority interest in equity of consolidated subsidiaries	—		—		—		—		(59,722)		(59,722)

Balance, December 31, 2004	~~W~~44,639	~~W~~	2,968,301	~~W~~	6,152,898	~~W~~	(2,058,292)	~~W~~	98,198	~~W~~	7,205,744

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)
Years Ended December 31, 2003, 2004 AND 2005

										Total
	Common	Capital		Retained		Capital		Minority		Shareholders’
	Stock	Surplus		Earnings		Adjustments		Interest		Equity

	(In millions of Korean won)
Balance, January 1, 2005	~~W~~44,639	~~W~~	2,968,301	~~W~~	6,152,898	~~W~~	(2,058,292)	~~W~~	98,198	~~W~~	7,205,744
Net income	—		—		1,872,978		—		(4,671)		1,868,307
Cash dividends paid (Note 20)	—		—		(684,613)		—		—		(684,613)
Interim cash dividends paid (Note 20)	—		—		(73,614)		—		—		(73,614)
Deferred tax effect of temporary differences related to conversion rights (Note 14)	—		(18,502)		—		—		—		(18,502)
Transfer of stock option from capital adjustments to capital surplus (Notes 14 and 17)	—		1,533		—		(1,533)		—		—
Equity in capital surplus and capital adjustment changes of affiliates (Notes 2 and 5)	—		3,508		—		(73,008)		—		(69,500)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)	—		—		—		50,882		—		50,882
Gain on valuation of currency swap (Note 2)	—		—		—		35,276		—		35,276
Stock compensation plans (Notes 2 and 17)	—		—		—		180		—		180
Foreign-based operations’ translation adjustment (Note 2)	—		—		—		(2,020)		—		(2,020)
Decrease in minority interest in equity of consolidated subsidiaries	—		—		—		—		15,400		15,400

Balance, December 31, 2005	~~W~~44,639	~~W~~	2,954,840	~~W~~	7,267,649	~~W~~	(2,048,515)	~~W~~	108,927	~~W~~	8,327,540

	(In thousands of U.S. dollars) (Note 2(a))
Balance, January 1, 2005	$44,197		$ 2,938,912		$ 6,091,978		$ (2,037,913)		$ 97,226		$ 7,134,400
Net income	—		—		1,854,434		—		(4,625)		1,849,809
Cash dividends paid	—		—		(677,835)		—		—		(677,835)
Interim cash dividends paid	—		—		(72,885)		—		—		(72,885)
Deferred tax effect of temporary differences related to conversion rights	—		(18,319)		—		—		—		(18,319)
Transfer of stock option from capital adjustments to capital surplus	—		1,518		—		(1,518)		—		—
Equity in capital surplus and capital adjustment changes of affiliates	—		3,473		—		(72,285)		—		(68,812)
Unrealized gain on valuation of long-term investment securities	—		—		—		50,378		—		50,378
Gain on valuation of currency swap	—		—		—		34,927		—		34,927
Stock compensation plans	—		—		—		178		—		178
Foreign-based operations’ translation adjustment	—		—		—		(2,000)		—		(2,000)
Decrease in minority interest in equity of consolidated subsidiaries	—		—		—		—		15,248		15,248

Balance, December 31, 2005	$44,197		$ 2,925,584		$ 7,195,692		$ (2,028,233)		$ 107,849		$ 8,245,089

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2004 AND 2005

	2003		2004		2005		2005

							(In thousands
							of U.S. dollars
	(In millions of Korean won)						(Note 2(a)))
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,966,100	~~W~~	1,491,479	~~W~~	1,872,978	$1,854,434

Expenses not involving cash payments:
Depreciation and amortization		1,649,902		1,752,530		1,675,528	1,658,939
Provision for severance indemnities		65,375		58,151		47,073	46,607
Provision for bad debts		23,304		43,144		115,731	114,585
Foreign currency translation loss		2,546		2,179		981	971
Loss on disposal and valuation of trading securities		3,974		232		16	16
Loss on disposal and impairment of property, equipment and intangible assets		13,784		19,208		6,783	6,716
Loss on impairment of long-term investment securities		5,749		33,654		3,422	3,388
Loss on disposal of investment assets		45,403		1,539		4,017	3,977
Loss on transaction and valuation of currency forward and swap		—		15,818		—	—
Equity in losses of affiliates		6,975		11,954		71,825	71,114
Minority interest in net gain of consolidated subsidiaries		—		1,935		—	—
Amortization of discounts on bonds and other		73,655		46,274		51,846	51,333

Sub-total		1,890,667		1,986,618		1,977,222	1,957,646

Income not involving cash receipts:
Reversal of allowance for doubtful accounts		(1,555)		(759)		(450)	(446)
Foreign currency translation gain		(668)		(3,367)		(658)	(651)
Gain on disposal and valuation of trading securities		(188)		(2,548)		(1)	(1)
Gain on disposal of investment assets		(1,555)		(2,004)		(24,613)	(24,369)
Gain on disposal of consolidated subsidiary		—		—		(178,689)	(176,920)
Gain on disposal of property, equipment and intangible assets		(2,750)		(2,067)		(4,693)	(4,647)
Gain on transactions and valuation of currency forward and swap		—		(2,850)		(2,578)	(2,552)
Equity in earnings of affiliates		—		—		(20,949)	(20,742)
Minority interest in net loss of consolidated subsidiaries		(823)		—		(4,671)	(4,625)
Other		(12,491)		(12,129)		(3,769)	(3,731)

Sub-total		(20,030)		(25,724)		(241,071)	(238,684)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2003, 2004 AND 2005

	2003	2004	2005	2005

				(In thousands
				of U.S. dollars
	(In millions of Korean won)			(Note 2(a)))
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	(159,160)	(170,891)	(210,957)	(208,868)
Accounts receivable — other	(48,789)	(552,343)	22,284	22,063
Inventories	(4,056)	(20,982)	8,297	8,215
Other current assets	(30,417)	(5,549)	(15,922)	(15,764)
Accounts payable	(396,700)	(90,977)	(34,441)	(34,100)
Income taxes payable	(11,597)	(125,430)	88,477	87,601
Accrued expenses	24,385	(26,622)	(12,944)	(12,816)
Other current liabilities	45,776	25,188	(1,009)	(999)
Deferred income taxes	120,879	78,356	7,640	7,564
Severance indemnity payments	(24,516)	(27,582)	(24,365)	(24,124)
Dividends received from affiliates	621	755	785	777
Deposits for group severance indemnities and other deposits	(24,727)	(19,489)	(32,869)	(32,543)
Transfer of accrued severance indemnities from affiliates and related companies	955	—	—	—

Sub-total	(507,346)	(935,566)	(205,024)	(202,994)

Net Cash Provided by Operating Activities	3,329,391	2,516,807	3,404,105	3,370,402

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2003, 2004 AND 2005

	2003		2004		2005		2005

							(In thousands
							of U.S. dollars
	(In millions of Korean won)						(Note 2(a)))
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term financial instruments	~~W~~	95,123	~~W~~	90,034	~~W~~	(75,261)	$(74,516)
Decrease (increase) in trading securities		(137,618)		240,204		(122,710)	(121,495)
Decrease in short-term loans		51,612		89,447		60,530	59,931
Decrease in long-term bank deposits		—		50,006		2	2
Proceeds from sale of current portion of long-term investment securities		70,267		85,861		53,608	53,077
Proceeds from sale of long-term investment securities		762,896		17,658		40,889	40,484
Proceeds from sale of equity securities accounted for using the equity method		2,889		268		7,539	7,464
Proceeds from sale of consolidated subsidiary		—		—		290,966	288,085
Decrease in long-term loans		9,980		4,746		57	56
Decrease in guarantee deposits		67,410		22,096		142,131	140,724
Decrease in other non-current assets		50,758		36,287		36,110	35,753
Proceeds from disposal of property and equipment		12,828		10,116		34,179	33,841
Proceeds from disposal of intangible assets		2,248		2,291		107	106
Increase in long-term loans		(60,145)		(56,428)		(59,008)	(58,424)
Increase in long-term bank deposits		(350)		(60,005)		(1,140)	(1,129)
Acquisition of long-term investment securities		(437,076)		(54,132)		(319,061)	(315,902)
Acquisition of equity securities accounted for using the equity method		(7,158)		(21,086)		(231,793)	(229,498)
Increase in long-term loans		(15,578)		(35,291)		(5,766)	(5,709)
Increase in guarantee deposits		(88,223)		(40,957)		(75,295)	(74,550)
Increase in other non-current assets		(54,090)		(82,843)		(86,803)	(85,943)
Acquisition of property and equipment		(1,647,639)		(1,631,941)		(1,416,622)	(1,402,596)
Acquisition of intangible assets		(56,745)		(72,376)		(199,494)	(197,519)
Acquisition of minority interest		(36,442)		(64,247)		(11,352)	(11,240)

Net Cash Used in Investing Activities		(1,415,053)		(1,470,292)		(1,938,187)	(1,918,998)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2003, 2004 AND 2005

	2003		2004		2005		2005

							(In thousands
							of U.S. dollars
	(In millions of Korean won)						(Note 2(a)))
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	~~W~~	108,669	~~W~~	—	~~W~~	—	$—
Issuance of bonds payable		688,737		1,205,727		193,683	191,765
Increase in long-term borrowings		13,532		—		—	—
Payment of short-term borrowings		(12,087)		(359,133)		(376,929)	(373,197)
Payment of current portion of long-term debt		(939,176)		(1,370,611)		(500,033)	(495,082)
Repayment of bonds payable		—		(5,068)		—	—
Payment of dividends		(151,739)		(478,318)		(758,192)	(750,685)
Decrease in facility deposits		(2,654)		(12,757)		(7,670)	(7,594)
Transaction of currency forward and swap		—		2,821		—	—
Net increase in treasury stock		(1,379,337)		(2)		—	—
Increase in minority interest in equity of consolidated subsidiaries		22,278		45,065		21,243	21,033
Other		(609,262)		3,706		(1,140)	(1,129)

Net Cash Used in Financing Activities		(2,261,039)		(968,570)		(1,429,038)	(1,414,889)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		72		(24,803)		(29,084)	(28,796)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(346,629)		53,142		7,796	7,719
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		664,117		317,488		370,630	366,960

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	317,488	~~W~~	370,630	~~W~~	378,426	$374,679

Cash paid for interest (net of amounts capitalized)	~~W~~	328,890	~~W~~	264,224	~~W~~	203,259	$201,247

Cash paid for income taxes	~~W~~	675,122	~~W~~	679,262	~~W~~	588,296	$582,471

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 AND 2005

1.	GENERAL
      SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operators in Vietnam, Mongolia, and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2005, the Company’s total issued shares are held by the following:

		Percentage of
	Number of	Total Shares
	Shares	Issued (%)

SK Group	18,748,459	22.79
POSCO	2,991,496	3.64
Institutional investors and other minority shareholders	51,874,341	63.04
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The accompanying consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korean Accounting Standards (“SKAS”) No. 1 through No. 17 (except for No. 11 and No. 14). As SKAS No. 11 is not effective until the fiscal year ending December 31, 2006 and SKAS No. 14 is related to exceptions to accounting for small and medium-sized entities, they do not apply to the Company. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows.

a.	Basis of Presentation
      The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars was made at the rate of W1,010.00 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2005. Such conversion into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and its subsidiaries’ financial position or results of operations, is not presented in the accompanying consolidated financial statements.

b.	Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and the following controlled subsidiaries as of December 31, 2003, 2004 and 2005. Controlled subsidiaries include (a) majority-owned entities by the Company or its controlled subsidiary and (b) other entities where the Company or its controlled subsidiary

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
owns more than 30% of total outstanding common stock and is the largest shareholder. Significant intercompany accounts and transactions have been eliminated in consolidation.

			Ownership Percentage (%)
	Year of
Subsidiary	Establishment	Primary Business	2003	2004	2005

SK Teletech Co., Ltd.			61.66	89.13	—
SK Capital Co., Ltd.	1995	Finance	100.00	100.00	100.00
SK Telink Co., Ltd.	1998	Telecommunication services	90.77	90.77	90.77
SK Communications Co., Ltd.	1999	Internet website services	92.69	93.44	92.37
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99	99.99	99.99
Centurion IT Investment Association	2001	Investment association	37.50	37.50	37.50
Global Credit & information Corp.	1998	Credit and collection services	50.00	50.00	50.00
PAXNet Co., Ltd.	1999	Internet website services	67.10	67.10	67.10
Seoul Records, Inc.	1982	Release of music disc	—	—	60.00
SK Telecom International Inc.	1995	Internet website services	100.00	100.00	100.00
SLD Telecom PTE Ltd.	2000	Telecommunication services	53.80	55.10	55.10
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00	100.00	100.00
TU Media Corp.	2003	Digital multi media broadcasting service	100.00	28.50	29.60
U-Land Company Limited	2004	Telecommunication services	—	100.00	100.00
SK Telecom USA Holdings, Inc.	2005	Telecommunication services	—	—	100.00
The First Music Investment Fund of SK-PVC	2005	Investment association	—	—	99.00
The Second Music Investment Fund of SK-PVC	2005	Investment association	—	—	99.00
SK-KTB Music Investment Fund	2005	Investment association	—	—	99.00
IMM Cinema Fund	2005	Investment association	—	—	48.39
      Effective January 1, 2004, TU Media Corp. that was included in the consolidated financial statements for the year ended December 31, 2003 is excluded from the consolidation as the Company’s equity interest in TU Media Corp. decreased from 100% to 46.1%, effective January 1, 2004 and to 28.5%, effective May 21, 2004. As of December 31, 2005, the Company’s equity interest in TU Media corp. is 29.6%.
      Effective January 1, 2004, SK Telecom China., Ltd. is included in the consolidation of the accompanying financial statements as its total assets at the beginning of the fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.
      Effective July 1, 2005, SK Teletech Co., Ltd. that had been included in the accompanying consolidated financial statements for the years ended December 31, 2003 and 2004 is excluded from the consolidation as the Company sold 60% equity interest in SK Teletech Co., Ltd. to Curitel Communications, Inc. in July 2005. Effective December 1, 2005, SK Teletech Co., Ltd. was merged into Pantech Co., Ltd. and the Company’s equity interest in Pantech Co., Ltd. became 22.7%.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In August 2005, the Company purchased a 60.0% equity interest in Seoul Records, Inc. and included it in the consolidation of the accompanying financial statements from the date of acquisition.
      Effective January 1, 2005, U-Land Company Limited is included in the consolidation of the accompanying consolidated financial statements as its total assets at the beginning of the fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

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

d.	Cash and Cash Equivalents
      Cash and cash equivalents are cash in banks and short-term highly liquid investments with an original maturity of three months or less at the date of purchase, which are readily convertible without significant transaction cost on risk or changes in interest rates.

e.	Allowance for Doubtful Accounts
      An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.
      Activity in the allowance for doubtful accounts receivable — trade for 2003, 2004 and 2005 is as follows (in millions of Korean won):

	2003		2004		2005

Beginning balance	~~W~~	60,542	~~W~~	65,327	~~W~~	71,090
Write-offs		(17,593)		(23,418)		(49,181)

		42,949		41,909		21,909
Provision for bad debt		22,378		29,181		112,792
Decrease from changes in consolidated subsidiaries		—		—		(1,202)

End of year	~~W~~	65,327	~~W~~	71,090	~~W~~	133,499

f.	Inventories
      Inventories, which consist mainly of replacement units for wireless telecommunication facilities, handsets, raw material for handsets, supplies for sales promotion and music CDs, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. A valuation loss of ~~W~~639 million was recorded for the year ended December 31, 2005 (nil for the years ended December 31, 2003 and 2004).

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
      Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
      Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

h.	Investment Securities with 20% or More Ownership Interest
      Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest and/or the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated.

i.	Property and Equipment
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
      Interest expenses and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

j.	Intangible Assets
      Intangible assets are stated at cost less amortization computed using the straight-line method over 2 to 20 years.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      With its application for a license to provide IMT services, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into the Company on May 1, 2003, paid ~~W~~650,000 million in March 2001 and the Company is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.58% as of December 31, 2005). The future payment obligations are ~~W~~90,000 million in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial.
      The Company capitalizes the cost of internal-use software which has a useful life in excess of one year. Capitalized internal-use software costs are amortized using the straight-line method over 5 years and are recorded in intangible assets.

k.	Convertible Bonds
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

l.	Discounts on Bonds
      Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

m.	Valuation of Long-Term Payables
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

n.	Provisions, Contingent Liabilities and Contingent Assets
      The Company and its subsidiaries recognize a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (see Note 25).
      The Company and its subsidiaries do not recognize the following contingent obligations as liabilities;

—	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company and certain subsidiaries.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
      In addition, the Company and its subsidiaries do not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company and its subsidiaries.

o.	Accrued Severance Indemnities
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
      The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~144,861 million, ~~W~~164,643 million and ~~W~~191,354 million as of December 31, 2003, 2004 and 2005, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.
      In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~6,229 million, ~~W~~5,687 million and ~~W~~5,217 million as of December 31, 2003, 2004 and 2005, respectively, are deducted from accrued severance indemnities.
      Changes in accrued severance indemnities for 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Beginning net balance	~~W~~	48,519	~~W~~	67,824	~~W~~	80,984
Provision		65,375		58,151		47,073
Payments to employees		(24,516)		(27,582)		(24,365)
Transfer from affiliated and related companies		955		—		—
Net increase due to the changes in consolidated subsidiaries		2,395		2,372		594
Deposits for severance indemnities		(24,904)		(19,781)		(33,002)

Ending net balance	~~W~~	67,824	~~W~~	80,984	~~W~~	71,284

Ending balance:
Accrued severance indemnities	~~W~~	218,914	~~W~~	251,314	~~W~~	267,855
Deposits with insurance companies		(144,861)		(164,643)		(191,354)
Transfer to the National Pension Fund		(6,229)		(5,687)		(5,217)

Net balance	~~W~~	67,824	~~W~~	80,984	~~W~~	71,284

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition, the Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year ending December 31,

2006	~~W~~	248,710	(note)
2007		9
2008		629
2009		400
2010		808
2011Y2015		10,661

Total	~~W~~	261,217

(note)	The future benefits in 2006 include early settlement of retirement benefit of ~~W~~243,847 million which is paid in April 2006, in accordance with a resolution of the Company’s a joint labor-management conference dated March 16, 2006. These amounts do not include additional bonuses for early settlement and voluntary early retirement amounting to ~~W~~125,890 million and ~~W~~14,705 million, respectively, which is paid in April 2006.
      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

p.	Accounting for Leases
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

q.	Research and Development Costs
      The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of ~~W~~235,551 million, ~~W~~267,107 million and ~~W~~252,046 million for the years ended December 31, 2003, 2004 and 2005, respectively, and external research and development costs of ~~W~~64,893 million, ~~W~~69,016 million and ~~W~~69,140 million for the years ended December 31, 2003, 2004 and 2005, respectively.

r.	Derivative Instruments
      The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/ charged to operations at the time the

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
hedged transactions affect earnings, and the ineffective portions of the gains or losses is credited/ charged immediately to operations.

s.	Revenue Recognition
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
      The Company’s subsidiaries also sell telephones to customers and telephone sales are recognized at the time products are delivered.

t.	Income Taxes
      Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.
      Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Effective January 1, 2005 deferred income tax assets and liabilities, which were presented on the balance sheet as a single non-current net amount through 2004, are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes.

u.	Net Income Per Share and Dilutive Net Income Per Share
      Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock options in 2002 and issuance of convertible bonds in 2004 and 2005.

v.	Foreign-Based Operations’ Translation Adjustment
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

w.	Accounting for Foreign Currency Transactions and Translation
      The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were ~~W~~1,197=US$1, ~~W~~1,043=US$1 and ~~W~~1,013=US$1 at December 31, 2003, 2004 and 2005, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x.	Accounting for Employee Stock Option Compensation Plan
      The Company adopted the fair value based method of accounting for its employee stock option compensation plan (see Note 17). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

y.	Adoption of New Statements of Korea Accounting Standards (“SKAS”)
      On January 1, 2004, the Company and its subsidiaries adopted SKAS No. 10, No. 12 and No. 13. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 or consolidated ordinary income and net income of the Company and its subsidiaries for the year ended December 31, 2004.
      On January 1, 2005, the Company and its subsidiaries adopted SKAS No. 15 through No. 17. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 or consolidated ordinary income and net income of the Company and its subsidiaries for the year ended December 31, 2005 except as follows:

—	Through 2004, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of their unissued shares to third parties, the changes in the Company’s proportionate equity of investees were accounted for as capital transactions. Effective January 1, 2005, such transactions are accounted for as income statement treatment, pursuant to adoption of SKAS No. 15, “Investments: Equity Method”. As a result of adopting SKAS No. 15, net income for the year ended December 31, 2005 increased by ~~W~~6,262 million (net of tax effect of ~~W~~2,375 million).

—	Through 2004, tax effects of temporary differences related to capital surplus or capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital surplus or capital adjustments, which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions. As a result of adopting SKAS No. 16, total assets and total liabilities as of December 31, 2005 increased by ~~W~~67,612 million and ~~W~~97,768 million, respectively, and total stockholders’ equity as of December 31, 2005 decreased by ~~W~~30,156 million, which was directly reflected in capital surplus or capital adjustments (see Note 18).

—	Through 2004, provisions were recorded at nominal value. Effective January 1, 2005, provisions are recorded at the present value when the effect of the time value of money is material, pursuant to adoption of SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. SKAS No. 17 is prospectively applied and as a result of adopting such accounting standard, total liabilities as of December 31, 2005 decreased by ~~W~~7,415 million and ordinary income and net income for the year ended December 31, 2005 increased by ~~W~~5,376 million (see Note 25).
      Such newly adopted accounting standards are prospectively applied as allowed by SKAS No. 15 through No. 17. As a result, the consolidated balance sheets as of December 31, 2004 and 2003 and the consolidated

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
statements of income and cash flows for the years ended December 31, 2004 and 2003, which are comparatively presented herein, were not adjusted to reflect the effect of adoption of SKAS No. 15 through No. 17.

z.	Reclassifications
      Certain reclassifications have been made in prior years’ consolidated financial statements to conform to classifications used in the current year. Such reclassifications did not have an effect on the previously reported financial position as of December 31, 2003 and 2004 and ordinary income and net income for the years ended December 31, 2003 and 2004.

3.	INVENTORIES
      Inventories as of December 31, 2003 and 2004 and 2005 consist of the following (in millions of Korean won):

	2003		2004		2005

Merchandise	~~W~~	494	~~W~~	164	~~W~~	863
Finished goods		11,319		19,286		766
Semi-finished goods		4,216		7,019		—
Raw materials		7,442		14,791		493
Supplies		8,045		11,061		6,301

Total		31,516		52,321		8,423
Less allowance for valuation loss		—		—		(639)

Net	~~W~~	31,516	~~W~~	52,321	~~W~~	7,784

4.	INVESTMENT SECURITIES

a.	Trading Securities
      Trading securities as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	Acquisition Cost		Fair Value at		Carrying Amount
	at December 31,		December 31,
	2005		2005		2003		2004		2005

Stocks	~~W~~	11	~~W~~	12	~~W~~	—	~~W~~	368	~~W~~	12
Public bonds		—		—		18,499		—		—
Corporate bonds		—		—		4,383		—		—
Beneficiary certificates		777,460		777,460		870,335		654,411		777,460

Total	~~W~~	777,471	~~W~~	777,472	~~W~~	893,217	~~W~~	654,779	~~W~~	777,472

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Long-term Investment Securities
      Long-term investment securities at of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Available-for-sale equity securities	~~W~~	824,392	~~W~~	896,508	~~W~~	923,821
Available-for-sale debt securities		14,315		5,158		296,273
Held-to-maturity securities		126,347		50,144		115

Total		965,054		951,810		1,220,209
Less current portion		(85,861)		(3,709)		(1)

Long-term portion	~~W~~	879,193	~~W~~	948,101	~~W~~	1,220,208

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
b-(1). Available-for-sale Equity Securities
      Available-for-sale equity securities as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won, except for share data):

		Ownership	Acquisition
		Percentage (%)	Cost at		Fair Value		Carrying Amount
	Number of	at Dec. 31,	Dec. 31,		at Dec. 31,
	Shares	2005	2005		2005		2003		2004		2005

(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~ 5,796		~~W~~	2,847	~~W~~	2,023	~~W~~	5,796
hanarotelecom incorporated	22,090,000	4.8		121,677	56,440			26,838		71,019		56,440
KRTnet Corporation (formerly Korea Radio Wave Basestation Management)	234,150	4.4		1,171	2,646			2,669		2,178		2,646
POSCO	2,481,310	2.9		332,662	501,225			404,454		464,005		501,225
INNOTG Co., Ltd.	59,473	0.4		1,695	83			—		152		83
HB Entertainment Co., Ltd.	752,692	3.8		2,258	2,408			—		—		2,408
SK SECURITIES CO., Ltd.	—	—		—	(note a	)		1,877		2,418		—
SINJISOFT Corporation	—	—		—	(note a	)		—		590		—
Cowon System, Inc.	—	—		—	(note a	)		—		1,600		—

sub-total				465,244				438,685		543,985		568,598

(Investments in non-listed companies)
Powercomm Co., Ltd. (note b)	7,500,000	5.0		240,243	77,130			68,407		71,565		77,130
Japan MBCO	54,000	7.3		27,332	(note d	)		42,517		27,332		27,332
Real Telecom Co., Ltd.	398,722	8.3		5,981	(note c	)		5,981		—		—
Enterprise Networks Co., Ltd.	423,244	4.0		14,438	(note c	)		14,438		—		—
Mirae Asset Life Insurance Co., Ltd. (formerly SK Life Insurance Co., Ltd.)	—	—		—	(note a	)		14,890		14,890		—
Eonex Technologies Inc.	144,000	14.1		3,600	(note d	)		4,593		4,593		4,593
WideThan Co., Ltd.	—	—		—	(note e	)		3,188		3,188		—
The Korea Economic Daily	2,792,759	13.8		13,964	(note d	)		2,077		2,077		13,964
Other				121,290	(notes d and f	)		33,210		32,472		32,212

sub-total				426,848				189,301		156,117		155,231

(Investments in funds)
Korea IT Fund					(note d	)		190,000		190,000		190,000
Others					(notes d and g	)		6,406		6,406		9,992

sub-total								196,406		196,406		199,992

Total							~~W~~	824,392	~~W~~	896,508	~~W~~	923,821

(note a)	The investments in common stock of SK Securities Co., Ltd., SINJISOFT Corporation, Cowon Systems, Inc. and Mirae Asset Life Insurance Co., Ltd. were all sold for the year ended December 31, 2005.

(note b)	The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flow, and the unrealized loss on valuation of investments amounting to ~~W~~171,836 million, ~~W~~168,678 million and ~~W~~163,113 million as of December 31, 2003, 2004 and 2005, respectively, were recorded as a capital adjustment.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of ~~W~~20,419 million for the year ended December 31, 2004.

(note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company lost significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note e)	The investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method during 2005. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influence on the selection of directors and the investee has significant transactions with the Company.

(note f)	Due to the impairment of their investments in common stock of CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea in 2003, Mobilewelcom Co., Ltd., CXP Inc., LoveHunt Inc. and others in 2004 and TeleMerc.com, Fibernett Co., Ltd. and others in 2005, the Company and certain subsidiaries recorded impairment losses of ~~W~~5,749 million, ~~W~~2,580 million and ~~W~~3,057 million for the years ended December 31, 2003, 2004 and 2005, respectively.

(note g)	Due to the impairment of their investments in cinema projects, the Company and certain subsidiaries recorded impairment losses of ~~W~~235 million for the year ended December 31, 2005.
b-(2). Available-for-sale Debt Securities
      Available-for-sale debt securities as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

			Acquisition
			Cost at		Carrying Amount
			December 31,
	Maturity		2005		2003		2004		2005

Public bonds	(note a	)	~~W~~	1,599	~~W~~	971	~~W~~	1,328	~~W~~	1,599
Currency stabilization bonds	(note b	)		294,891		—		—		294,674
Convertible bonds of Real Telecom Co., Ltd. (note c)	March 2004			10,655		9,514		—		—
Convertible bonds of Eonex Technologies, Inc. (note d)	January 2005			—		3,600		3,600		—
Other				—		230		230		—

Total						14,315		5,158		296,273
Less current portion of available-for-sale debt securities						(9,514)		(3,700)		—

Long-term available-for-sale debt securities					~~W~~	4,801	~~W~~	1,458	~~W~~	296,273

      The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2003, 2004 and 2005 were ~~W~~735 million, ~~W~~391 million and ~~W~~914 million, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The maturities of public bonds as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

Maturity	2003		2004		2005

Within five years	~~W~~	857	~~W~~	904	~~W~~	1,238
Within ten years		114		424		361

	~~W~~	971	~~W~~	1,328	~~W~~	1,599

(note b)	The maturities of currency stabilization bonds as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

Maturity	2003		2004		2005

Within five years	~~W~~	—	~~W~~	—	~~W~~	294,674

(note c)	The convertible bonds of Real Telecom Co., Ltd. with a principal amount of ~~W~~10,655 million can be converted into 371,018 shares of common stock of Real Telecom Co., Ltd. at ~~W~~28,721 per share over the period from September 29, 2004 to March 28, 2007. Due to the impairment in such bonds, the Company recorded an impairment loss of ~~W~~10,655 million for the year ended December 31, 2004.

(note d)	The convertible bonds of Eonex Technologies, Inc. were all settled in cash during the year ended December 31, 2005.
b-(3). Held-to-maturity Securities
      Held-to-maturity securities as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

			Acquisition
			Cost at		Carrying Amount
			December 31,
	Maturity		2005		2003		2004		2005

Public bonds	(note a	)	~~W~~	115	~~W~~	—	~~W~~	144	~~W~~	115
Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. (formerly SK Life Insurance Co., Ltd.)	(note b	)		—		50,000		50,000		—
Subordinated bonds of Nate Third Special Purpose Company	May 2004			—		27,464		—		—
Subordinated bonds of Nate Fourth Special Purpose Company	September 2004			—		25,393		—		—
Subordinated bonds of Nate Fifth Special Purpose Company	December 2004			—		23,490		—		—

Total						126,347		50,144		115
Less current portion of held-to-maturity securities						(76,347)		(9)		(1)

Long-term held-to-maturity securities					~~W~~	50,000	~~W~~	50,135	~~W~~	114

      The Interest income incurred from held-to-maturity securities for the years ended December 31, 2003, 2004 and 2005 were ~~W~~6,504 million, ~~W~~15,692 million and ~~W~~3,755 million, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The maturities of public bonds as of December 31, 2005 is as follows (in millions of Korean won):

Maturity	2005

Within one year	~~W~~	1
Within five years		82
Within ten years		32

	~~W~~	115

(note b)	The Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. (formerly SK Life Insurance Co., Ltd.) were all early repaid during 2005.
      On May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold ~~W~~577,253 million, ~~W~~549,256 million and ~~W~~498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to supplement the creditworthiness of bonds issued by them. All such subordinated bonds were repaid in 2004.
b-(4). Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities
      The changes in unrealized gains (losses) on valuation on long-term investment securities during the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003

	Beginning		Increase/		Transferred to		Ending
	Balance		(Decrease)		Realized Gain (Loss)		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	(3,353)	~~W~~	419	~~W~~	—	~~W~~	(2,934)
hanarotelecom incorporated		(101,788)		46,320		—		(55,468)
KRTnet Corporation		1,522		(24)		—		1,498
POSCO		—		71,792		—		71,792
Powercomm Co., Ltd.		—		(171,836)		—		(171,836)
SK Securities Co., Ltd.		(498)		(3,176)		—		(3,674)

Total	~~W~~	(104,117)	~~W~~	(56,505)	~~W~~	—	~~W~~	(160,622)

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2004

	Beginning		Increase/		Transferred to		Ending
	Balance		(Decrease)		Realized Gain (Loss)		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	(2,934)	~~W~~	(824)	~~W~~	—	~~W~~	(3,758)
hanarotelecom incorporated		(55,468)		4,811		—		(50,657)
KRTnet Corporation		1,498		(491)		—		1,007
POSCO		71,792		59,551		—		131,343
INNOTG Co., Ltd.		—		(1,543)		—		(1,543)
SINJISOFT Corporation		—		460		—		460
Powercomm Co., Ltd.		(171,836)		3,158		—		(168,678)
Eonex Technologies Inc.		—		2,011		—		2,011
WiderThan Co., Ltd.		—		(27)		—		(27)
SK Securities Co., Ltd.		(3,674)		541		—		(3,133)

Total	~~W~~	(160,622)	~~W~~	67,647	~~W~~	—	~~W~~	(92,975)

	For the Year Ended December 31, 2005

					Transferred		Minority Interest in
	Beginning		Increase/		to Realized		Equity of Consolidated		Tax Effect		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		(Note)		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	(3,758)	~~W~~	3,772	~~W~~	—	~~W~~	—	~~W~~	(4)	~~W~~	10
hanarotelecom incorporated		(50,657)		(14,580)		—		—		17,940		(47,297)
KRTnet Corporation		1,007		468		—		—		(406)		1,069
POSCO		131,343		37,220		—		—		(46,355)		122,208
INNOTG Co., Ltd.		(1,543)		(68)		—		—		443		(1,168)
HB Entertainment Co., Ltd.		—		150		—		(94)		(15)		41
SK Securities Co., Ltd.		(3,133)		3,610		(477)		—		—		—
SINJISOFT Corporation		460		—		(460)		—		—		—
Cowon Systems, Inc.		—		585		(585)		—		—		—
Powercomm Co., Ltd.		(168,678)		5,565		—		—		44,856		(118,257)
Eonex Technologies Inc.		2,011		—		—		—		(553)		1,458
WiderThan Co., Ltd.		(27)		27		—		—		—		—
Currency stabilization bonds		—		(217)		—		—		60		(157)

Total	~~W~~	(92,975)	~~W~~	36,532	~~W~~	(1,522)	~~W~~	(94)	~~W~~	15,966	~~W~~	(42,093)

(note)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are capital adjustment items, in accordance with SKAS No. 16 “Income Taxes”, which is effective January 1, 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
      Equity securities accounted for using the equity method as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won, except for share data):

	Number of	Ownership	Acquisition		Net Asset
	Shares at	Percentage (%)	Cost at		Value at			Carrying Amount
	December 31,	at December 31,	December 31,		December 31,
	2005	2005	2005		2005			2003		2004		2005

Pantech Co., Ltd. (formerly SK Teletech Co., Ltd.)	25,570,306	22.7	~~W~~	26,309	~~W~~	54,939	(note a)	~~W~~	—	~~W~~	—	~~W~~	55,732
SK C&C Co., Ltd.	300,000	30.0		19,071		163,374			92,844		201,484		168,244
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,379			7,086		7,477		8,379
TU Media Corp.	12,922,266	29.6		64,611		31,350	(note b)		—		34,592		32,343
VCASH Co., Ltd.	—	—		—		—	(note c)		1,048		—		—
Aircross Co., Ltd.	600,000	38.1		300		966	(note d)		300		940		966
WiderThan Co., Ltd.	2,000,000	10.1		1,000		11,503	(note e)		3,188		—		11,503
IHQ, Inc.	8,000,000	21.6		14,440		8,488	(note f)		—		—		14,755
Harex Info Tech, Inc.	225,000	21.2		3,375		1,128	(note g)		—		3,375		2,530
Skytel Co., Ltd.	1,756,000	28.6		2,159		4,786			3,401		3,713		4,786
SK China Company Ltd.	28,160	20.7		3,195		1,571			1,683		830		485
HELIO, LLC	50,000,000	50.0		163,600		102,272	(note h)		—		—		102,272
SK USA, Inc.	49	49.0		3,184		3,279	(note d)		3,184		3,056		3,279
SKT-QC Wireless Development Fund		—		—		—			5,901		5,146		—
SKT-HP Ventures, LLC		50.0		6,415		5,290			5,960		5,281		5,290
CDMA Mobile Phone Center	40,286,825	50.0		75,680		40,810			49,444		25,117		40,810
SK Mobile	—	—		—		—			—		1,151		—
Cyworld Japan Co., Ltd.	500,000	100.0		4,466		3,252	(note i)		—		—		726
Etoos Group Inc.	3,036,353	20.5		3,095		1,005			—		—		2,586
Other investments in affiliates				17,709			(note j)		9,670		11,866		17,193

Total			~~W~~	416,609				~~W~~	183,709	~~W~~	304,028	~~W~~	471,879

(note a)	60% equity interest in SK Teletech Co., Ltd. were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~178,689 million for the year ended December 31, 2005. As the Company’s ownership in SK Teletech Co., Ltd. decreased from 89.1% to 29.1%, SK Teletech Co., Ltd. was excluded from the consolidation, effective July 1, 2005. And, the investments in common stock of SK Teletech Co., Ltd. were accounted for using the equity method of accounting for the six months ended December 31, 2005. In addition, effective December 1, 2005, SK Teletech Co., Ltd was merged into Pantech Co., Ltd. and the Company’s ownership interest decreased from 29.1% to 22.7%. The difference between the Company’s portion of the merged company’s equity and the carrying amount at the date of merger of ~~W~~269 million was recorded as a loss on disposal of investment assets.

(note b)	As the Company’s ownership in TU Media Corp. decreased from 100% to 28.5% in 2004, TU Media Corp. was excluded from the consolidation, effective January 1, 2004. And, the investments in common stock of TU Media Corp. are accounted for using the equity method of accounting.

(note c)	The investments in common stock of VCASH Co., Ltd. were sold to Korea Railway Transportation Promotion Foundation in 2004.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note d)	Effective January 1, 2004, the Company recorded its investments in Aircross Co., Ltd. and SK USA, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.

(note e)	Effective January 1, 2005, the investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influences on the selection of directors and the investee has significant transactions with the Company.

(note f)	In February 2005, the Company acquired 8,000,000 shares of IHQ, Inc., an entertainment management company, for ~~W~~1,805 per share with an option to purchase an additional 5,000,000 shares at the previously agreed upon price during the period from March 15, 2006 to April 30, 2006, in order to secure high-quality content for the Company’s wireless internet services.

(note g)	Effective January 1, 2005, the Company recorded its investments in Harex Info Tech, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.

(note h)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest in and manage HELIO, LLC, a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America (see Note 29. (b)).

(note i)	Even though the Company and its subsidiary’s ownership interest is 100%, Cyworld Japan Co., Ltd. is excluded from the consolidation and accounted for using the equity method as its total assets at the beginning of the fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.

(note j)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as changes in the Company’s portion of shareholders’ equity of such investees were not expected to be material.
      Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

		For the Year Ended December 31, 2003

										Equity in
						Equity in		Equity in		Capital Surplus
		Beginning				Earnings		Retained		and Capital		Dividend		Other		Ending
		Balance		Acquisition		(Losses)		Earning		Adjustments		Received		Decrease		Balance

SK C&C Co., Ltd.		~~W~~	39,687	~~W~~	—	~~W~~	7,962	~~W~~	—	~~W~~	45,795	~~W~~	(600)	~~W~~	—	~~W~~	92,844
STIC Ventures Co., Ltd.	(note a)		6,884		—		44		(3)		161		—		—		7,086
Eonex Technologies, Inc.	(note b)		4,615		—		(22)		—		—		—		(4,593)		—
VCASH Co., Ltd.	(note a)		2,232		—		(1,353)		(30)		199		—		—		1,048
WiderThan Co., Ltd.			1,750		—		1,465		—		(27)		—		—		3,188
Skytel Co., Ltd.			2,576		—		694		—		152		(21)		—		3,401
SK China Co., Ltd.			3,482		—		(1,864)		—		65		—		—		1,683
SK-QC Wireless Development Fund			5,993		—		(79)		—		(13)		—		—		5,901
SKT-HP Ventures, LLC			5,990		—		17		—		(47)		—		—		5,960
CDMA Mobile Phone Center	(note c)		63,354		—		(13,839)		—		—		—		(71)		49,444

		~~W~~	136,563	~~W~~	—	~~W~~	(6,975)	~~W~~	(33)	~~W~~	46,285	~~W~~	(621)	~~W~~	(4,664)	~~W~~	170,555

(note a)	Effective January 1, 2003, the Company’s investees including STIC Ventures Co., Ltd. and VCASH Co., Ltd., adopted SKAS No. 3, “Intangible Assets”. This statement requires that organization cost be

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

(note b)	Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company’s ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

(note c)	The other decrease in investments in equity securities of CDMA Mobile Phone Center represents a translation loss incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd., an overseas subsidiary of the Company, which makes investments in CDMA Mobile Phone Center, into Korean won.

		For the Year Ended December 31, 2004

								Equity in
						Equity in		Capital Surplus
		Beginning				Earnings		and Capital		Dividend		Other		Ending
		Balance		Acquisition		(Losses)		Adjustments		Received		Decrease		Balance

SK C&C Co., Ltd.		~~W~~	92,844	~~W~~	—	~~W~~	13,322	~~W~~	95,918	~~W~~	(600)	~~W~~	—	~~W~~	201,484
STIC Ventures Co., Ltd.			7,086		—		(123)		514		—		—		7,477
TU Media Corp.			38,681		—		(4,213)		124		—		—		34,592
VCASH Co., Ltd.			1,048		—		(657)		—		—		(391)		—
Aircross Co., Ltd.	(note a)		300		—		659		(19)		—		—		940
WiderThan Co., Ltd.	(note b)		3,188		—		—		—		—		(3,188)		—
Skytel Co., Ltd.			3,401		—		1,070		(603)		(155)		—		3,713
SK China Co., Ltd.			1,683		—		(595)		(258)		—		—		830
SK USA, Inc.	(note a)		3,184		—		168		(296)		—		—		3,056
SK-QC Wireless Development Fund			5,901		—		4		(759)		—		—		5,146
SKT-HP Ventures, LLC			5,960		—		62		(741)		—		—		5,281
CDMA Mobile Phone Center	(note c)		49,444		5,979		(21,651)		—		—		(8,655)		25,117

		~~W~~	212,720	~~W~~	5,979	~~W~~	(11,954)	~~W~~	93,880	~~W~~	(755)	~~W~~	(12,234)	~~W~~	287,636

(note a)	As their total assets at the beginning of 2004 were over ~~W~~7 billion, effective January 1, 2004, investments in equity securities of SK USA, Inc. and Aircross Co., Ltd. are accounted for using the equity method of accounting.

(note b)	As the Company’s ownership in WiderThan Co., Ltd. decreased to 14.3% form 20% in 2004, investments in common stock of WiderThan Co., Ltd. are reclassified to available-for-sale securities in 2004.

(note c)	SLD Telecom PTE Ltd. (“SLD”), an oversea subsidiary of the Company, accounted for the in-kind contribution of network equipment to CDMA Mobile Phone Center as an increase in the investment securities and the reimbursement in the amount equal to depreciation of such network equipment in accordance with the Business Co-Operation Contract between SLD and Saigon Post and Telecommunication Service Corp., a Vietnamese counterparty, was accounted for as a decrease in the investment. During the year ended December 31, 2004, SLD got such reimbursement of ~~W~~4,046 million from CDMA Mobile Phone Center and decreased the investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of ~~W~~4,609 million incurred from translating the foreign currency financial statement of SLD Telecom PTE Ltd. into Korean won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		For the Year Ended December 31, 2005

									Equity in
									Capital
						Equity in			Surplus and			Other
		Beginning				Earnings			Capital	Dividend		Increase		Ending
		Balance		Acquisition		(Losses)			Adjustments	Received		(Decrease)		Balance

Pantech Co., Ltd.	(note a)	~~W~~	—	~~W~~	—	~~W~~	93	~~W~~	(183)	~~W~~	—	~~W~~	55,822	~~W~~	55,732
SK C&C Co., Ltd.	(note b)		201,484		—		18,102		(50,742)		(600)		—		168,244
STIC Ventures Co., Ltd.	(note c)		7,477		—		(779)		317		—		1,364		8,379
TU Media Corp.			34,592		25,611		(27,852)		(8)		—		—		32,343
Aircross Co., Ltd.			940		—		26		—		—		—		966
WiderThan Co., Ltd.	(note d)		—		—		868		7		—		10,628		11,503
IHQ, Inc.	(note c)		—		14,440		(197)		410		—		102		14,755
Harex Info Tech, Inc.	(note e)		3,375		—		(845)		—		—		—		2,530
Skytel Co., Ltd.	(note b)		3,713		—		1,377		(120)		(184)		—		4,786
SK China Company Ltd.			830		—		(295)		(50)		—		—		485
HELIO, LLC	(note f)		—		123,586		(21,550)		—		—		236		102,272
SK USA, Inc.			3,056		—		316		(93)		—		—		3,279
SKT-QC Wireless Development Fund	(note g)		5,146		—		—		—		—		(5,146)		—
SKT-HP Ventures, LLC			5,281		—		167		(158)		—		—		5,290
CDMA Mobile Phone Center	(note h)		25,116		33,950		(13,376)		—		—		(4,880)		40,810
SK Mobile	(note i)		1,151		14,213		(2,566)		(22)		—		(12,776)		—
Cyworld Japan Co., Ltd.			—		4,466		(3,867)		127		—		—		726
Etoos Group Inc.			—		3,095		(498)		(11)		—		—		2,586

		~~W~~	292,161	~~W~~	219,361	~~W~~	(50,876)	~~W~~	(50,526)	~~W~~	(784)	~~W~~	45,350	~~W~~	454,686

(note a)	The other increase in investments in equity securities of Pantech Co., Ltd. is net of the carrying amount of the investment in equity securities of SK Teletech Co., Ltd. amounting to ~~W~~56,091 million reclassified to equity securities accounted for using the equity method as a result of the decrease in the Company’s ownership in SK Teletech Co., Ltd. to less than 50% and the dilution of the Company’s equity portion of ~~W~~269 million as a result of the merger between Pantech Co., Ltd. and SK Teletech Co., Ltd.

(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note c)	The other increases in investments in equity securities of STIC Ventures Co., Ltd. and IHQ, Inc. represent gains on disposal of investments in equity securities resulting from the dilution of the Company’s ownership as a result of the fact that investees sold its unissued shares to third parties directly.

(note d)	The other increase in investments in equity securities of WiderThan Co., Ltd. represents the carrying amount of the investment in equity securities of WiderThan Co., Ltd. amounting to ~~W~~3,188 million reclassified to equity securities accounted for using the equity method from available-for-sale securities and gains on disposal of investments in equity method investee of ~~W~~7,440 million resulting from the dilution of the Company’s ownership as a result of the fact that investees sold its unissued shares to third parties directly.

(note e)	Effective January 1, 2005, the Company recorded its investments in Harex Info Tech, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note f)	The increase in investments in equity securities of HELIO, LLC represents a translation gain incurred from translating the financial statements of SK Telecom USA Holdings, Inc. denominated in foreign currency, which makes investments in HELIO, LLC, into Korean won.

(note g)	Investment was fully liquidated due to dissolution of SKT-QC Wireless Development Fund during the year ended December 31, 2005.

(note h)	During the year ended December 31, 2005, SLD got the reimbursement of ~~W~~3,956 million from CDMA Mobile Phone Center and decreased the investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of ~~W~~924 million incurred from translating the foreign currency financial statement of SLD Telecom PTE Ltd. into Korean won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

(note i)	Effective January 1, 2005, SK Mobile became an equity method investee of SK Teletech Co., Ltd., a former subsidiary of the Company as changes in SK Teletech Co., Ltd.’s portion of such investee’s equity amounts resulting from applying the equity method of accounting was material. Effective July 1, 2005, the investment in equity securities of SK Teletech Co., Ltd. was reclassified to equity securities accounted for using the equity method, which resulted in the exclusion of SK Mobile from equity securities accounted for using the equity method.
      Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003

	Beginning						Ending
	Balance		Increase		Amortization		Balance

SK C&C Co., Ltd.	~~W~~	6,088	~~W~~	—	~~W~~	(406)	~~W~~	5,682

	For the Year Ended December 31, 2004

	Beginning						Ending
	Balance		Increase		Amortization		Balance

SK C&C Co., Ltd.	~~W~~	5,682	~~W~~	—	~~W~~	(406)	~~W~~	5,276

	For the Year Ended December 31, 2005

	Beginning						Ending
	Balance		Increase		Amortization		Balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	820	~~W~~	(27)	~~W~~	793
SK C&C Co., Ltd.		5,276		—		(406)		4,870
TU Media Corp.		—		1,045		(52)		993
IHQ, Inc.		—		7,377		(1,110)		6,267
Harex Info Tech, Inc.		—		1,752		(350)		1,402
Etoos Group Inc.		—		1,914		(333)		1,581

Total	~~W~~	5,276	~~W~~	12,908	~~W~~	(2,278)	~~W~~	15,906

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Details of changes in unrealized intercompany gains incurred from sales of assets for the year ended December 31, 2004 and 2005 are as follows and there was no unrealized intercompany gain for the year ended December 31, 2003 (in millions of Korean won):

	For the Year Ended December 31, 2004

	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	—	~~W~~	1,086	~~W~~	—	~~W~~	1,086

	For the Year Ended December 31, 2005

	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		—		2,569		(43)		2,526

Total	~~W~~	1,086	~~W~~	2,569	~~W~~	(43)	~~W~~	3,612

      Details of market price of the equity securities of the listed equity method investees as of December 31, 2005 are as follows (in millions of Korean won, except for market price per share):

	Market Price
	per Share (in		Shares Owned	Market
	Korean Won)		by the Company	Price

Pantech Co., Ltd.	~~W~~	5,900	25,570,306	~~W~~	150,865
WiderThan Co., Ltd.		15,408	2,000,000		30,816
IHQ, Inc.		9,220	8,000,000		73,760
      The condensed financial information of the investees as of and for the year ended December 31, 2005 are as follows (in millions of Korean won):

			Total				Net Income
	Total Assets		Liabilities		Revenue		(Loss)

Pantech Co., Ltd.	~~W~~	843,996	~~W~~	604,118	~~W~~	655,089	~~W~~	(21,745)
SK C&C Co., Ltd.		1,544,980		1,000,400		1,002,668		61,693
STIC Ventures Co., Ltd.		57,040		18,755		11,845		(3,347)
TU Media Corp.		393,945		287,966		21,550		(96,487)
Aircross Co., Ltd.		12,178		9,642		15,240		69
WiderThan Co., Ltd.		155,388		37,773		78,467		4,052
IHQ, Inc.		65,487		24,661		50,123		6,235
Harex Info Tech, Inc.		5,977		648		1,173		(2,337)
Skytel Co., Ltd.		23,812		6,387		13,580		4,824
SK China Company Ltd.		8,121		536		1,849		(1,423)
HELIO, LLC		225,322		20,733		24,812		(43,100)
SK USA, Inc.		8,387		1,695		8,139		646
SKT-HP Ventures, LLC		10,584		5		342		333
CDMA Mobile Phone Center		110,468		28,847		27,359		(26,750)
Cyworld Japan Co., Ltd.		4,689		1,914		9		(1,594)
Etoos Group Inc.		14,814		9,898		14,042		(5,739)

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
6.   LOANS TO EMPLOYEES
      Short-term and long-term loans to employees as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Loans to employees’ stock ownership association	~~W~~	33,788	~~W~~	22,546	~~W~~	14,586
Loans to employees for housing and other (3 - 4%)		8,587		8,859		4,799

	~~W~~	42,375	~~W~~	31,405	~~W~~	19,385

7.   PROPERTY AND EQUIPMENT
      Property and equipment as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	Useful
	Lives
	(Years)	2003		2004		2005

Land		~~W~~	449,377	~~W~~	466,459	~~W~~	466,562
Buildings and structures	15, 30		1,081,134		1,445,593		1,484,360
Machinery	3-6		8,440,624		9,584,526		10,510,486
Vehicles	3-4		19,741		21,710		21,680
Other	3-4		794,495		791,829		825,133
Construction in progress			323,490		138,002		264,309

Total			11,108,861		12,448,119		13,572,530
Less accumulated depreciation			(6,467,314)		(7,744,197)		(8,909,161)

Property and equipment, net		~~W~~	4,641,547	~~W~~	4,703,922	~~W~~	4,663,369

      The government’s declared standard value of land owned as of December 31, 2003, 2004 and 2005 are ~~W~~396,103 million, ~~W~~404,385 million and ~~W~~419,698 million, respectively.
      Details of changes in property and equipment for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	439,915	~~W~~	6,381	~~W~~	(4,793)	~~W~~	7,874	~~W~~	—	~~W~~	449,377
Buildings and structures		778,832		9,393		(4,599)		100,341		(40,166)		843,801
Machinery		2,475,663		125,332		(4,996)		1,360,240		(1,285,271)		2,670,968
Vehicles		6,353		1,012		(123)		63		(3,137)		4,168
Other		515,722		861,333		(4,329)		(916,464)		(106,519)		349,743
Construction in progress		352,932		644,188		—		(673,630)		—		323,490

Total	~~W~~	4,569,417	~~W~~	1,647,639	~~W~~	(18,840)	~~W~~	(121,576)	~~W~~	(1,435,093)	~~W~~	4,641,547

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2004

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	449,377	~~W~~	3,395	~~W~~	(2,684)	~~W~~	16,372	~~W~~	—	~~W~~	466,460
Buildings and structures		843,801		7,239		(7,849)		366,296		(42,945)		1,166,542
Machinery		2,670,968		108,238		(8,098)		1,143,335		(1,271,336)		2,643,107
Vehicles		4,168		3,744		(425)		674		(3,370)		4,791
Other		349,743		740,752		(5,481)		(697,135)		(102,859)		285,020
Construction in progress		323,490		768,573		(756)		(953,305)		—		138,002

Total	~~W~~	4,641,547	~~W~~	1,631,941	~~W~~	(25,293)	~~W~~	(123,763)	~~W~~	(1,420,510)	~~W~~	4,703,922

	For the Year Ended December 31, 2005

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	466,460	~~W~~	723	~~W~~	(4,698)	~~W~~	4,077	~~W~~	—	~~W~~	466,562
Buildings and structures		1,166,542		12,581		(8,095)		35,472		(55,406)		1,151,094
Machinery		2,643,107		54,681		(18,990)		983,489		(1,182,664)		2,479,623
Vehicles		4,791		1,620		(250)		(232)		(2,530)		3,399
Other		285,020		766,708		(3,741)		(657,328)		(92,277)		298,382
Construction in progress		138,002		580,309		—		(454,002)		—		264,309

Total	~~W~~	4,703,922	~~W~~	1,416,622	~~W~~	(35,774)	~~W~~	(88,524)	~~W~~	(1,332,877)	~~W~~	4,663,369

8.	INTANGIBLE ASSETS
      Intangible assets as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	Acquisition			Accumulated		Accumulated
	Cost at			Amortization at		Impairment at	Carrying Amounts
	December 31,			December 31,		December 31,
	2005			2005		2005	2003		2004		2005

Goodwill	~~W~~	2,409,303	~~W~~	(540,301)	~~W~~	(70)	~~W~~	2,129,980	~~W~~	1,994,339	~~W~~	1,868,932
Frequency use rights		1,384,433		(200,141)		—		1,251,278		1,163,319		1,184,292
Software development costs		230,439		(163,947)		(501)		137,810		105,955		65,991
Other		623,545		(288,445)		(1,426)		155,876		259,290		333,674

	~~W~~	4,647,720	~~W~~	(1,192,834)	~~W~~	(1,997)	~~W~~	3,674,944	~~W~~	3,522,903	~~W~~	3,452,889

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Details of changes in intangible assets for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2003

	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Balance

Goodwill	~~W~~	2,255,868	~~W~~	9,374	~~W~~	—	~~W~~	(111)	~~W~~	(135,151)	~~W~~	2,129,980
Software development costs		91,337		26,665		—		56,512		(36,704)		137,810
Frequency use rights		1,259,253		—		—		—		(7,975)		1,251,278
Other		114,777		28,982		(7,275)		54,371		(34,979)		155,876

	~~W~~	3,721,235	~~W~~	65,021	~~W~~	(7,275)	~~W~~	110,772	~~W~~	(214,809)	~~W~~	3,674,944

	For the Year Ended December 31, 2004

	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	2,129,980	~~W~~	647	~~W~~	—	~~W~~	—	~~W~~	(136,288)	~~W~~	—	~~W~~	1,994,339
Software development costs		137,810		6,235		(3,349)		10,545		(45,244)		(42)		105,955
Frequency use rights		1,251,278		—		—		7,800		(95,759)		—		1,163,319
Other		155,876		65,494		(865)		93,514		(54,729)		—		259,290

	~~W~~	3,674,944	~~W~~	72,376	~~W~~	(4,214)	~~W~~	111,859	~~W~~	(332,020)	~~W~~	(42)	~~W~~	3,522,903

	For the Year Ended December 31, 2005

	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,994,339	~~W~~	—	~~W~~	—	~~W~~	9,223	~~W~~	(134,630)	~~W~~	—	~~W~~	1,868,932
Frequency use rights		1,163,319		117,380		—		—		(96,407)		—		1,184,292
Software development costs		105,955		1,472		—		—		(41,436)		—		65,991
Other		259,290		80,642		(342)		64,522		(70,178)		(260)		333,674

	~~W~~	3,522,903	~~W~~	199,494	~~W~~	(342)	~~W~~	73,745	~~W~~	(342,651)	~~W~~	(260)	~~W~~	3,452,889

      The book value and residual useful lives of major intangible assets as of December 31, 2005 are as follows (in millions of Korean won):

	Amount		Description	Residual Useful Lives

Goodwill	~~W~~	1,820,884	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	14 years and 3 months
IMT license		1,059,871	Frequency use rights relating to WCDMA Service	(note a	)
WiBro license		117,000	WiBro Service	(note b	)
DMB license		7,421	DMB Service	10 years and 6 months
Software development costs		65,991	Software for business use	1-5 years

(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The Company purchased the WiBro license from MIC on March 20, 2005. The license period is seven years from that date. Amortization of the WiBro license will be on a straight line basis over the remaining useful life from the commencement date of the Company’s commercial WiBro services.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
9.     BONDS PAYABLE
      Bonds payable as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual Interest
	Year	Rate (%)	2003		2004		2005

Domestic general bonds	2004	5.0-7.0	~~W~~	1,120,000	~~W~~	—	~~W~~	—
”	2005	6.0		500,000		500,000		—
”	2006	5.0-6.0		800,000		800,000		800,000
”	2007	5.0-6.0		700,000		700,000		700,000
”	2008	5.0		300,000		300,000		300,000
”	2009	5.0		—		300,000		300,000
”	2010	4.0		—		—		200,000
”	2011	3.0		—		200,000		200,000
Dollar denominated bonds
(US$200,078)	2004	7.75		239,653		—		—
(US$300,000)	2011	4.25		—		313,140		303,900
Convertible bonds (US$329,450)	2009	—		—		385,885		385,885
Bonds with stock purchase warrants (US$4,000)	2006	6M Libor-0.3		4,791		—		—

				3,664,444		3,499,025		3,189,785
Less discounts on bonds				(47,553)		(51,467)		(40,016)
Less conversion right adjustments				—		(82,245)		(65,218)
Add long-term accrued interest				491		24,808		24,808

Net				3,617,382		3,390,121		3,109,359
Less portion due within one year				(1,355,514)		(498,278)		(795,151)

Long-term portion			~~W~~	2,261,868	~~W~~	2,891,843	~~W~~	2,314,208

      All of the above bonds will be paid in full at maturities.
      The bonds with stock purchase warrants were issued on December 11, 2001 by PAXNet Co., Ltd., in which the Company purchased a 67.1% interest in December 2002. The stock purchase warrants are detachable and the bonds are unsecured oversea public bonds. These bonds were in full redeemed for cash at the option of the bondholders in 2004, at 114.79% of the principal amount. The stock purchase warrants, however, are still effective and may be exercised at any time after 3 months from the issuance date and up to 1 month before the original maturity date of the bonds. As of December 31, 2005, the exercise price per common stock of PAXNet Co., Ltd. is ~~W~~5,000.
      On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock which was greater than market value at the date of issuance and do not change, except under antidilution protection, subject to certain redemption rights. Subsequently, the initial conversion price was changed to ~~W~~225,518 per share in accordance with antidilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
as of December 31, 2005 is 1,718,700 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.
10.     LONG-TERM BORROWINGS
      Long-term borrowings denominated in foreign currency as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Final
	Maturity	Annual Interest Rate
Lender	Year	(%)	2003		2004		2005

Korea Development Bank	2004	3M Libor + 3.45		US$4,478		US$—		US$—
Woori Bank	2005	Floating rate + 0.2		4,089		—		—
Fine Bank	2008	3.50~3.90		¥—		¥—		¥14,802
Fine Bank	2009	3.11		—		—		12,800

Total in foreign currency				US$8,567		US$—		US$—
				¥—		¥—		¥27,602

Equivalent in Korean won			~~W~~	10,262	~~W~~	—	~~W~~	237
Less portion due within one year				(8,629)		—		(82)

Long-term portion			~~W~~	1,633	~~W~~	—	~~W~~	155

11.	SUBSCRIPTION DEPOSITS
      The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.
      Long-term subscription guarantee deposits by service type held as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service type	Subscriber		2003		2004		2005

Cellular	~~W~~	200,000	~~W~~	44,197	~~W~~	31,440	~~W~~	23,770
      The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their subscription deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	LEASES
      The Company and its subsidiaries leases certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the years ended December 31, 2003, 2004 and 2005 were ~~W~~250 million, ~~W~~37 million and nil, respectively. For the year ended December 31, 2005, all capital leases were terminated and the Company acquired the related leased machinery free of charge.
      In addition, in 2005 the Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. The acquisition cost of such leased computer equipment and software is ~~W~~24,543 million. Depreciation expense for the year ended December 31, 2005 was ~~W~~871 million. The Company’s minimum future lease payments as of December 31, 2005 are as follows (in millions of Korean won):

	Annual Lease
	Payments		Interest		Principal

2006	~~W~~	15,328	~~W~~	989	~~W~~	14,339
2007		8,846		352		8,494
2008		1,734		24		1,710

Total	~~W~~	25,908	~~W~~	1,365		24,543

Less portion due within one year						(14,339)

Capital lease liabilities					~~W~~	10,204

      The Company and its subsidiaries leased certain machinery and equipment under an operating lease and the related lease expenses for the years ended December 31, 2003 and 2004 were ~~W~~1,774 million and ~~W~~261 million, respectively. All the operating leases were terminated in 2004.

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
      The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese yuan, thousands of Vietnam dongs, thousands of Canadian dollars and thousands of Australian dollars):

	Foreign Currencies			Korean Won Equivalent

	2003	2004	2005	2003		2004		2005

Cash and cash equivalents	US$24,407	US$4,875	US$11,826	~~W~~	29,234	~~W~~	5,088	~~W~~	11,980
	¥8	¥6	—		—		—		—
	EUR17	—	EUR3		26		—		3
	GBP5	—	—		10		—		—
	—	—	VND902,819		—		—		58
	—	—	SG$30		—		—		18
Short-term financial instruments	US$31,492	—	—		37,721		—		—
Accounts receivable — trade	US$8,627	US$19,284	US$31,334		10,333		20,129		31,741
	SG$743	—	—		522		—		—
	—	—	EUR248		—		—		298

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign Currencies			Korean Won Equivalent

	2003	2004	2005	2003		2004		2005

Accounts receivable — other	US$12,844	US$2,989	US$3,364		15,385		3,120		3,408
	—	—	VND6,173,479		—		—		394
Guarantee deposits	US$193	US$142	—		232		149		—
	¥16,337	¥15,756	¥16,156		183		159		139

Total assets				~~W~~	93,646	~~W~~	28,645	~~W~~	48,039

Accounts payable — trade	S$15,432	US$17,406	US$28,360	~~W~~	18,485	~~W~~	18,169	~~W~~	28,728
	¥555,277	¥26,240	—		6,217		266		—
Short-term borrowings	US$26,853	US$19,392	—		32,164		20,241		—
	¥2,255,431	¥438,499	—		25,252		4,438		—
	EUR 7	EUR 207	—		10		294		—
	—	GBP260	—		—		522		—
Accounts payable — other	US$35,759	US$13,539	US$15,737		42,832		14,132		15,942
	¥20,606	¥60,678	¥8,498		231		614		73
	HK$267	HK$217	HK$254		41		29		33
	CNY140	CNY1	—		20		—		—
	GBP304	GBP 118	GBP453		648		237		791
	SG$5	SG$5	SG$22		3		3		13
	EUR10	EUR348	EUR504		15		495		604
	AU$1	—	—		1		—		—
	CHF4	—	CHF19		4		—		15
	—	—	CAD2		—		—		2
	—	—	VND11,823,640		—		—		755
Accrued expenses	US$71	US$84	—		86		88		—
	¥1,300	—	—		15		—		—
	EUR 23	—	—		1		—		—
Obligation under capital leases including current portion	US$101	—	—		121		—		—

Total liabilities				~~W~~	126,146	~~W~~	59,528	~~W~~	46,956

14.	CAPITAL STOCK AND CAPITAL SURPLUS
      The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711	82,276,711
Outstanding shares, net of treasury stock	73,614,308	73,614,296	73,614,296
      The number of authorized shares of preferred stock as of December 31, 2005 is 5,500,000 shares, none of which is outstanding as of December 31, 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant changes in common stock and capital surplus in 2003, 2004 and 2005 are as follows (in millions of Korean won, except for share data):

	Number of			Capital
	Shares Issued	Common Stock		Surplus

At January 1, 2003	89,152,670	~~W~~	44,576	~~W~~	2,884,382
Excess unallocated purchase price (note a)	—		—		(230)
Retirement of treasury stock (note b)	(7,002,235)		—		—
Issuance of common stock for the merger with SK IMT Co., Ltd. (note c)	126,276		63		31,809
Gain on disposal of investments In common stock of subsidiary	—		—		58
Equity in capital surplus changes of affiliates	—		—		(4,463)

At December 31, 2003	82,276,711		44,639		2,911,556
Excess unallocated purchase price (note a)	—		—		(77)
Considerations for conversion right (note d)	—		—		67,279
Equity in capital surplus changes of affiliates	—		—		(10,457)

At December 31, 2004	82,276,711		44,639		2,968,301
Deferred tax effect of temporary difference related to conversion rights (note e)	—		—		(18,502)
Transfer of stock option from capital adjustment (note f)	—		—		1,533
Equity in capital surplus changes of affiliates	—		—		3,508

At December 31, 2005	82,276,711	~~W~~	44,639	~~W~~	2,954,840

(note a)	During the years ended December 31, 2003 and 2004, the Company paid ~~W~~230 million and ~~W~~77 million, respectively, to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 3, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note c)	The excess of acquired net assets over the par value of ~~W~~63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to capital surplus in accordance with Korean GAAP.

(note d)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock on May 27, 2004 and the considerations for conversion right of ~~W~~67,279 million was added to capital surplus in accordance with Korean GAAP (see Note 2(j)).

(note e)	The tax effect of temporary difference related to consideration for conversion rights was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005 (see Note 2(x)).

(note f)	During the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	RETAINED EARNINGS
      Retained earnings as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Appropriated	~~W~~	4,743,822	~~W~~	4,733,936	~~W~~	5,470,701
Unappropriated		396,089		1,418,962		1,796,948

	~~W~~	5,139,911	~~W~~	6,152,898	~~W~~	7,267,649

      The details of appropriated retained earnings as of December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Legal reserve	~~W~~	22,288	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000		33,000
Reserve for loss on disposal of treasury stock		221,197		477,182		477,182
Reserve for research and manpower development		559,198		776,296		822,061
Reserve for business expansion		3,908,139		3,425,138		4,116,138

	~~W~~	4,743,822	~~W~~	4,733,936	~~W~~	5,470,701

a.	Legal Reserve
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

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development
      Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

d.	Reserve for Business Expansion
      The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	TREASURY STOCK
      Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,958 shares for ~~W~~6,108 million through 2003. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for ~~W~~1,771,507 million through 2003 in order to stabilize the market price of its stock.
      Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for ~~W~~1,853,643 million.
      On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was ~~W~~584,646 million.
      On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by ~~W~~1,008,882 million including the tax effect of ~~W~~9,373 million, in accordance with the Korean Commercial Laws.
      On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for ~~W~~525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by ~~W~~537,138 million including the tax effect of ~~W~~11,964 million, in accordance with Korean Commercial Laws.
      On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for ~~W~~2 million which resulted from the merger with SK IMT Co., Ltd.

17.	STOCK OPTIONS
      On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employee leaves the Company within three years after the grant of stock options, such employee forfeits the unvested stock options awarded. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was ~~W~~3 million, were forfeited.
      The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the years ended December 31, 2003, 2004 and 2005, the compensation cost to be recognized for the following period after December 31, 2005

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and the outstanding balance of stock option in capital adjustment as of December 31, 2005 and 2004 are as follows (in millions of Korean won):

			Recognized
	Total		Compensation Cost						Compensation		Stock Option in Capital Adjustment
	Compensation								Cost to be
Grant Date	Cost		2003		2004		2005		Recognized		2003		2004		2005

March 17, 2000 (note a)	~~W~~	1,533	~~W~~	128	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,533	~~W~~	1,533	~~W~~	—
March 16, 2001		234		79		10		—		—		224		234		234
March 8, 2002		3,246		1,082		1,082		180		—		1,984		3,066		3,246

	~~W~~	5,013	~~W~~	1,289	~~W~~	1,092	~~W~~	180	~~W~~	—	~~W~~	3,741	~~W~~	4,833	~~W~~	3,480

(note a)	During the year ended December 31, 2005, the exercisable period for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus.
      The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for years ended December 31, 2003, 2004 and 2005 are as follows:

	2003		2004		2005

Pro forma ordinary income (in millions of Korean won)	~~W~~	2,751,221	~~W~~	2,121,238	~~W~~	2,561,268
Pro forma ordinary income per common shares		26,145		20,234		25,439
Pro forma net income (in millions of Korean won)		1,962,986		1,489,542		1,872,680
Pro forma net income per common shares		26,145		20,234		25,439

18.	INCOME TAXES
      Income tax expenses for the years ended December 31, 2003, 2004 and 2005 consist of the following (in millions of Korean won):

	2003		2004		2005

Currently	~~W~~	668,180	~~W~~	551,405	~~W~~	685,541
Changes in net deferred tax liabilities		120,879		78,356		7,718

Income tax expenses	~~W~~	789,059	~~W~~	629,761	~~W~~	693,259

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2003, 2004 and 2005 is attributable to the following (in millions of Korean won):

	2003		2004		2005

Income taxes at statutory income tax rate of 27% in 2003 and 2004 and 25% in 2005	~~W~~	743,671	~~W~~	573,257	~~W~~	640,391
Resident surtax payable		74,367		57,326		64,039
Tax credit for investments, technology and human resource development and others		(83,826)		(89,080)		(100,160)
Special surtax for agriculture and fishery industries and other		13,685		13,736		18,838
Goodwill amortization not deductible for tax purpose		38,213		35,382		35,382
Undistributed earnings (unrecognized deficit) of subsidiaries		(5,909)		11,011		4,846
Effect of the change in income tax rate (note a)		(20,204)		—		—
Other permanent differences		15,327		28,581		12,973
Increase (decrease) in valuation allowance		13,735		(452)		16,950

Recorded income taxes	~~W~~	789,059	~~W~~	629,761	~~W~~	693,259

Effective tax rate		28.65%		29.66%		27.06%

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law during 2003, statutory corporate income tax rate including resident surtax is changed from 29.5% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by ~~W~~20,204 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Current (note a):
Allowance for doubtful accounts	~~W~~	—	~~W~~	—	~~W~~	39,334
Write-off of doubtful accounts		—		—		9,239
Accrued interest income		—		—		(1,229)
Net operating loss carryforwards		—		—		17
Tax credit carryforwards		—		—		89
Other		—		—		18,623

Net deferred tax assets — current		—		—		66,073

Non-Current (note a):
Allowance for doubtful accounts		22,039		19,649		—
Write-off doubtful accounts		9,587		9,764		—
Accrued interest income		(2,026)		(2,463)		—
Trading securities		1		(561)		—
Depreciation		3,712		(40,220)		(47,472)
Loss on impairment of investment securities		30,757		32,851		32,959
Loss on disposition of properties		—		11,480		—
Foreign currency translation loss		774		—		—
Equity in losses of affiliates		(6,593)		(12,671)		(10,244)
Unrecognized deficit (undistributed earnings) of subsidiaries		(3,364)		(9,434)		13,732
Tax free reserve for research and manpower development		(182,518)		(195,103)		(211,208)
Tax free reserve for loss on disposal of treasury stock		(130,373)		(130,372)		(130,372)
Loss on valuation of foreign currency swap		—		—		3,642
Loss on valuation of derivatives (capital adjustment)		—		—		5,377
Considerations for conversion right		—		—		(18,502)
Equity in Capital Adjustments of Affiliates		—		—		(21,967)
Net operating loss carryforwards		29,575		25,371		24,108
Tax credit carryforwards		1,162		5,003		—
Other		39,693		18,510		15,091

Total deferred tax liabilities		(187,574)		(268,196)		(344,856)
Valuation allowance for:
Depreciation		—		(5,321)		(6,022)
Net operating loss carryforwards		(29,575)		(24,980)		(23,523)
Other		(8,880)		(7,555)		(25,260)

Net deferred tax assets liabilities — non-current	~~W~~	(226,029)	~~W~~	(306,052)	~~W~~	(399,661)

(note a)	Effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions, pursuant to adoption of SKAS No. 16 “Income Taxes”. Such newly adopted accounting

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

standards are prospectively applied as allowed by SKAS No. 16. As a result, the deferred income tax liabilities at December 31, 2003 and 2004 were not separated into current and non-current portions to reflect the effect of such new adoption of SKAS No. 16.
      The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries as of December 31, 2005 will expire as follows (in millions of Korean won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2006	~~W~~	62	~~W~~	89
2007		2,302		—
2008		14,520		—
2009		52,892		—
2010		19,542		—

Total	~~W~~	89,318	~~W~~	89

      Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of December 31, 2005 are as follows (in millions of Korean won):

Considerations for conversion right	~~W~~	(18,502)
Unrealized loss on valuation of long-term investment securities		15,966
Equity in capital adjustment of affiliates, net		(24,119)
Loss on valuation of currency swap		5,377
Foreign-based operations’ translation adjustment		2

Total	~~W~~	(21,276)

19.	INCOME PER SHARE
      Net income and ordinary income per share for the years ended December 31, 2003, 2004 and 2005 are computed as follows (in millions of Korean won, except for share data):
Net income and ordinary income per share

	2003		2004		2005

Net income	~~W~~	1,966,100	~~W~~	1,491,479	~~W~~	1,872,978
Weighted average number of common shares outstanding		75,078,219		73,614,297		73,614,296

Net income per share	~~W~~	26,187	~~W~~	20,261	~~W~~	25,443

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The weighted average number of common shares outstanding for 2003, 2004 and 2005 is calculated as follows:

			Weighted	Weighted
		Number of	Number of	Number of
	Date	Shares	Days	Shares

For 2003:
At January 1, 2003	—	89,152,670	365/365	89,152,670
Treasury stock, at the beginning	—	(9,310,607)	365/365	(9,310,607)
Purchase of treasury stock	Jan. 10	(3,809,288)	356/365	(3,715,360)
Purchase of fractional shares	Feb. 3	(52)	332/365	(47)
Purchase of fractional shares	May 1	(91)	233/365	(58)
Issuance of common stock	May 1	126,276	233/365	80,609
Treasury stock	(note a)	(2,544,600)	—	(1,128,988)

Total		73,614,308		75,078,219

For 2004:
At January 1, 2004	—	82,276,711	366/366	82,276,711
Treasury stock, at the beginning	—	(8,662,403)	366/366	(8,662,403)
Purchase of fractional shares	Feb. 20	(12)	316/366	(11)

Total		73,614,296		73,614,297

For 2005:
At January 1, 2005	—	82,276,711	365/365	82,276,711
Treasury stock, at the beginning	—	(8,662,415)	365/365	(8,662,415)

Total		73,614,296		73,614,296

(note a)	Such treasury stock was acquired or disposed of on several different dates in 2003, and the weighted number of shares was calculated according to each transaction date.
      Diluted net income and ordinary income per share amounts for the years ended December 31, 2003, 2004 and 2005 are computed as follows (in millions of Korean won except for share data):
Diluted net income and ordinary income per share

	2003		2004		2005

Adjusted net income	~~W~~	1,966,100	~~W~~	1,498,797	~~W~~	1,886,033
Adjusted weighted average number of common shares outstanding		75,078,219		74,596,777		75,332,996

Diluted net income per share	~~W~~	26,187	~~W~~	20,092	~~W~~	25,036

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The numerator and denominator of basic and diluted income per share for the years ended December 31, 2003, 2004 and 2005 are as follows:
Diluted net income and ordinary income per share

			Average Weighted	Per-share
	Net Income		Number of Shares	Amount

	(In millions of			(In Korean Won)
	Korean Won)
For 2003
Basic net income per share	~~W~~	1,966,100	75,078,219	~~W~~	26,187
Effect of stock option (note a)		—	—

Diluted net income per share	~~W~~	1,966,100	75,078,219	~~W~~	26,187

For 2004
Basic net income per share	~~W~~	1,491,479	73,614,297	~~W~~	20,261

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		7,318	982,480

Diluted net income per share	~~W~~	1,498,797	74,596,777	~~W~~	20,092

For 2005
Basic net income per share	~~W~~	1,872,978	73,614,296	~~W~~	25,443

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		13,055	1,718,700

Diluted net income per share	~~W~~	1,886,033	75,332,996	~~W~~	25,036

(note a)	In the years ended December 31, 2003, 2004 and 2005, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise of stock options would not dilute the earnings per share.

(note b)	The effect of convertible bonds are increase in net income related to interest expense that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming the conversion of convertible bonds issued on May 27, 2004 (see Note 9).

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
20.     DIVIDEND DISCLOSURE
      Details of dividends which were declared for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won except for share data):

Fiscal		Number of	Face		Dividend
Year	Dividend Type	Shares Outstanding	Value		Ratio	Dividends

2003	Cash dividends	73,614,308	~~W~~	500	1,100%	~~W~~	404,878

2004	Cash dividends (interim)	73,614,308	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,860%	~~W~~	684,613

	Total					~~W~~	758,227

2005	Cash dividends (interim)	73,614,296	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,600%	~~W~~	588,915

	Total					~~W~~	662,529

      Dividends payout ratios for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won and %):

	2003		2004		2005

Dividends	~~W~~	404,878	~~W~~	758,227	~~W~~	662,529
Net income		1,966,100		1,491,479		1,872,978

Dividends payout ratio		20.59%		50.84%		35.37%

      Dividends yield ratios for the years ended December 31, 2003, 2004 and 2005 are as follows (in Korean won and %):

	2003		2004		2005

Dividend per share	~~W~~	5,500	~~W~~	10,300	~~W~~	9,000
Stock price at the year-end		199,000		197,000		181,000

Dividends yield ratio		2.76%		5.23%		4.97%

21.     RESTRICTED DEPOSITS
      a. At December 31, 2005, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling ~~W~~43 million, and deposits totaling ~~W~~10,000 million from which the interest incurred is restricted for use for the interest of the public until August 10, 2006 (due date).
      b. The Company entered into a contract to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities, with First Data Corporation. Some portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007 (final settlement date) and recorded as long-term bank deposits.
22.     COMMITMENTS AND CONTINGENCIES
      a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to ~~W~~323,000 million. At December 31, 2005, the borrowings under these credit lines were nill and the net availability under these credit lines was ~~W~~323,000 million. In addition, Seoul Records, Inc., a subsidiary of the Company, has credit lines with Kiup Bank related to opening the letter of credit up to US$750,000.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      b. At December 31, 2005, certain short-term financial instruments amounting to ~~W~~7,384 million are secured for payment guarantee of short-term borrowing, accounts payable and other.
      c. PAXNet Co., Ltd., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is a related company. The outstanding balance of such guarantees as of December 31, 2005 approximated ~~W~~332 million.
      d. Seoul Records, Inc., a subsidiary of the Company, has provided Kiup Bank with its lands, buildings and machineries of which the carrying amount at December 31, 2005 is totaling ~~W~~4,118 million as a collateral for its foreign currency long-term borrowings. In addition, Seoul Record, Inc. has provided Universal Music Ltd. with a note amounting to ~~W~~292 million as a collateral for its leasehold key money received from Universal Music Ltd.
      e. SK Communications Co., Ltd., which is the Company’s subsidiary, had entered into a license agreement with Lycos Intangibles, LLC to use technology and pay royalties related to the Lycos License and TRIPOD for two years from August 14, 2002. In accordance with this agreement, SK Communications Co., Ltd. paid US$2,313,098 in royalty fees for the years ended December 31, 2003 and 2004, respectively. The license agreement expired on August 13, 2004. SK Communications Co., Ltd. entered into a new e-mail service and license agreement with Lycos Intangible, LLC to pay royalties totaling US$700,000 for two years from August 14, 2004 for the exclusive right to offer e-mail services to existing e-mail users who have Lycos e-mail accounts in the Republic of Korea. In accordance with this new agreement, SK Communications Corp. paid US$400,000 in advance on August 14, 2004 and the rest of royalties of US$300,000 is recorded as accounts payable as of December 31, 2005.
      f. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Co., Ltd., which is the Company’s subsidiary. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the contract for usage of Lycos brand between GNI Enterprise Inc. and SK Communications Co., Ltd. was effective. A judgment in the first trial and the second trial was made in favor of SK Communications Co., Ltd.; however, GNI Enterprise Inc. appealed the judgment and the appeal is in process. In addition, Synnara Music Co., Ltd. and others filed a lawsuit against Seoul Records, Inc., a subsidiary of the Company, to claim damages totaling ~~W~~760 million. A judgement is in process. The ultimate outcome of the above lawsuit cannot presently be determined. SK Communications Co., Ltd. and Seoul Records, Inc. believe that any liability that may be subject to thereunder will not be material.
      g. Under the Service Agreement dated on November 17, 2005 between SK Telecom International Inc. (“SKTI”), a subsidiary of the Company, and HELIO, LLC (“HELIO”), of which SK Telecom USA Holdings, Inc., a subsidiary of the Company, has 50% ownership interest, SKTI has been retained to provide a minimum of level of qualified employees (each, an “Employee” and collectively, the “Employees”), and for the first four years of this Agreement, if any Employee’s employment with HELIO ceases or is terminated for any reason, then, upon HELIO’S written request, SKTI is obligated to replace the employee of like-level and experience at no cost to, and full discretion of, HELIO. In consideration of such services, HELIO granted the time-based warrant to purchase up to 1,995,000 shares of HELIO’S stock at a vesting rate of 25% per year over next four years, at a purchase price of $1.71 per share and the performance-based warrant to purchase up to 1,800,000 shares at a purchase price of $1.71 per share, which are earned upon HELIO reaching certain scheduled performance milestones, to SKTI.
      h. SLD Telecom, a subsidiary of the Company, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to the business and bear additional cash shortfalls according to their gross profit sharing ratios at

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the time. With respect to the Company’s involvement in the business, the maximum exposure to loss was approximately Won 54.6 billion as of December 31, 2005.
23.     INSURANCE
      At December 31, 2005, certain of the Company and its subsidiaries’ assets are insured with local insurance companies as follows (in million of Korean won and thousands of U.S. dollars):

Asset	Risk	Book Value		Coverage

Inventories and property and					US$68,000
equipment	Fire and comprehensive liability	~~W~~	3,754,241	~~W~~	7,395,950

24.     TRANSACTIONS WITH AFFILIATED COMPANIES
      Significant related party transactions and balances with affiliated companies as of and for the years ended December 31, 2003, 2004 and 2005 were as follows (in millions of Korean won):

Description	2003	2004	2005

Transactions
SK Engineering & Construction Co., Ltd.:
Construction (note a)	324,260	419,871	257,823
Commissions paid and other expense	7,662	6,148	6,593
Commission income and other income	776	1,348	2,580
SK Networks (formerly known as SK Global):
Purchases of property and equipment	3,853	3,144	7,220
Purchases of inventory	—	—	2,800
Commissions paid, leased line and other expense	214,101	411,053	432,967
Sales of handsets and other income	491,978	1,177,249	279,197
SK Corporation:
Purchases of property and equipment	3,831	4,071	1,302
Commissions paid and other expense	35,612	55,921	48,266
Commission income and other income	5,370	8,826	9,243
SK Telesys:
Purchases of property and equipment	188,111	188,822	294,829
Commissions paid and other expenses	1,717	3,102	7,410
Commission income and other income	385	879	575
SKC:
Purchases of inventories	204,694	899,260	219,767
Disposal of inventories and other	18	—	—
Commissions paid and other expenses	3,120	2,192	13,316
Commission income and other income	747	584	32
Innoace:
Purchases of property and equipment	35,225	23,776	13,652
Commissions paid and other expenses	314	4,337	2,109
Commission income and other income	8,969	296	218

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2003	2004	2005

WiderThan Co., Ltd.:
Purchases of property and equipment	22,643	3,780	13,248
Commissions paid and other expenses	49,939	82,380	98,211
Commission income and other income	665	2,216	2,277
SK C&C Co., Ltd.:
Purchases of property and equipment	182,774	130,243	249,633
Commissions paid and other expenses (note b)	284,319	295,562	322,856
Commission income and other income	8,200	7,918	7,853
Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable	92	76	97
Accounts payable	63,442	135,213	21,326
Guarantee deposits received	90	408	942
SK Networks (formerly known as SK Global):
Accounts receivable	107,782	216,412	1,787
Guarantee deposits	113	113	113
Accounts payable	63,641	20,047	22,237
Guarantee deposits received	719	955	2,700
SK Corporation:
Accounts receivable	1,571	4,843	1,643
Guarantee deposits (note c)	103,720	103,720	37,703
Accounts payable	2,911	20,165	6,914
Guarantee deposits received	10,194	10,194	6,174
SK Telesys:
Accounts receivable	50	53	3
Accounts payable	33,904	51,954	65,819
SKC:
Accounts receivable	53,680	15,549	—
Guarantee deposits	—	10,266	—
Accounts payable	93,383	115,839	—
Innoace:
Accounts payable	25,640	15,199	6,100
Guarantee deposits received	1,069	2,138	2,138
Widerthan Co., Ltd.:
Accounts receivable	30	102	61
Accounts payable	9,762	9,847	17,398
SK C&C Co., Ltd.:
Accounts receivable	245	480	91
Accounts payable	72,715	77,871	174,884
Guarantee deposits received	346	346	346

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The Company is a party to several contracts with SK Engineering and Construction Co., Ltd. related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. Construction of its new headquarters was completed at the end of 2004. The total payment to SK Engineering & Construction Co., Ltd. for the demolition of existing buildings on the site and construction of the new building was ~~W~~209 billion.

(note b)	The Company and certain subsidiaries are party to an agreement with SK C&C Co., Ltd., pursuant to which SK C&C Co., Ltd. provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on a six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C Co., Ltd. from time to time for specific information technology-related projects.

(note c)	On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company’s head office with the lease period from December 19, 2000 to March 31, 2004. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of ~~W~~80,113 million and, as a result there will be no rent payment for the remaining lease period. On January 30, 2003, the Company prolonged the lease term to February 28, 2005 and deposited additional refundable leasehold key money of ~~W~~20,027 million. In addition, in December 2003, the Company deposited additional refundable leasehold key money of ~~W~~3,580 million. When such lease agreement was terminated in February 2005, the Company collected all leasehold key money of ~~W~~103,720 million. Under another lease agreement with SK Corporation, the Company deposited refundable leasehold key money of ~~W~~768 million in 2005. And SK Communications Co., Ltd., a subsidiary of the Company, has entered into an agreement with SK Corporation Co., Ltd. for the lease of its head office with the lease period from January 13, 2005 to January 31, 2007 and deposited refundable leasehold key money of ~~W~~36,935 million. As a result, the refundable leasehold key money to SK Corporation as of December 31, 2005 totaled ~~W~~37,703 million.
25.     PROVISION FOR MILEAGE POINTS
      The Company, for its marketing purposes, grant certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2003, 2004 and 2005 totaled ~~W~~103,679 million, ~~W~~61,596 million and ~~W~~52,172 million, respectively, and was recorded as accrued expenses.
      Details of change in the provisions for such mileage points for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won):

	2003		2004		2005

Beginning balance	~~W~~	86,139	~~W~~	103,679	~~W~~	61,596
Present value discount (note a)		—		—		(7,415)
Increase		32,145		34,283		7,265
Decrease		(14,605)		(76,366)		(9,274)

Ending Balance	~~W~~	103,679	~~W~~	61,596	~~W~~	52,172

(note a)	Effective January 1, 2005, pursuant to adoption of SKAS No. 17 (see Note 2(m)), Rainbow Points provision is recorded at the present value, which was recorded at nominal value through 2004.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
26.     DERIVATIVE INSTRUMENTS
      The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of US dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. The foreign currency forward contract was settled in 2004 and as of December 31, 2005, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~14,177 million (excluding tax effect totaling ~~W~~5,377 million and foreign exchange translation gain arising from US dollar denominated bonds totaling ~~W~~40,652 million) was accounted for as a capital adjustment.
      In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of US dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a loss on valuation of currency swap of ~~W~~15,789 million for the year ended December 31, 2004 and a gain on valuation of currency swap of ~~W~~2,545 million for the year ended December 31, 2005 were charged to current operations. As of December 31, 2005, fair values of above derivatives totaling ~~W~~73,450 million are recorded in long-term liabilities.
      Details of derivative instruments as of December 31, 2005 are as follows (in thousands of US dollars and millions of Korean won):

					Fair Value

					Designated
				Duration of	as Cash		Not
Type	Hedged Item	Face Amount		Contract	Flow Hedge		Designated		Total

Fix-to-fixed cross currency swap	US dollar denominated bonds	US$	300,000	March 23, 2004- April 1, 2011	~~W~~	60,206	~~W~~	—	~~W~~	60,206
Fix-to-fixed cross currency swap	US dollar denominated convertible bond	US$	100,000	May 27, 2004- May 27, 2009		—		13,244		13,244

					~~W~~	60,206	~~W~~	13,244	~~W~~	73,450

      The above derivative instruments designated as cash flow hedge mature within 63 months from December 31, 2005 at the longest; and the expected portion of capital adjustments as of December 31, 2005, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounts to ~~W~~6,146 million.

27.	MERGERS AND ACQUISITIONS

a.	Merger with SK IMT Co., Ltd.
      On May 1, 2003, the Company merged with SK IMT Co., Ltd., which was a consolidated subsidiary when it merged into the Company, in accordance with a resolution of the Company’s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The shareholders of SK IMT Co., Ltd. were entitled to exercise dissenter’s right under Korean law. Shareholders holding 22,078,770 shares (or 36.8% of SK IMT Co., Ltd.’s issued and outstanding shares) exercised such right, and SK IMT Co., Ltd. repurchased the shares of these dissenting shareholders at a purchase price of ~~W~~27,400 per share, totaling ~~W~~604,958 million, before the completion of the merger with the Company. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company’s common stock with a par value of ~~W~~500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of ~~W~~5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Co., Ltd. upon the merger. The excess of acquired net assets over the par value (~~W~~63 million) for the distribution of 126,276 shares of newly issued common stock to minority shareholders of SK IMT Co., Ltd. upon on the merger dated May 1, 2003, amounting to ~~W~~31,809 million, was recorded as an increase in capital surplus in accordance with Korean GAAP.

b.	Merger with Cyworld Co., Ltd.
      On August 1, 2003, SK Communications Co., Ltd., the Company’s subsidiary, merged with Cyworld Co., Ltd. in order to start a personalized website business and strengthen the competitive power in the internet portal service market, in accordance with the approval of stockholders of SK Communications Co., Ltd. dated on June 16, 2003. The exchange ratio of common stock between SK Communications Co., Ltd. (par value: ~~W~~500) and Cyworld Co., Ltd. (par value: ~~W~~5,000) was 55.04697 to 1. Using such exchange ratio, SK Communications Corp. issued 12,770,877 shares of new common stock.
      The merger with Cyworld Co., Ltd. was accounted for using the purchase method of accounting, and generated a goodwill of ~~W~~9,374 million as follows (in millions of Korean won):

Fair value of net assets merged			~~W~~	152
Merger cost
Fair value of common stock issued	~~W~~	8,429
Direct costs related to the merger (note)		1,097		9,526

Goodwill			~~W~~	9,374

(note)	The direct costs related to the merger are the liquidation income tax of ~~W~~1,067 million paid for Cyworld Co., Ltd., and service fees of ~~W~~30 million related to the merger.
      In addition, SK Communications Co., Ltd. amortizes the goodwill using the straight-line method over five years, and goodwill amortization for the years ended December 31, 2003, 2004 and 2005 was ~~W~~781 million, ~~W~~1,875 million and ~~W~~1,875 million, respectively.
      The condensed balance sheets of Cyworld Co., Ltd. as of August 1, 2003 and December 31, 2002 and condensed statements of operations for the seven months ended July 31, 2003 and the year ended December 31, 2002 are as follows (in millions of Korean won):

	Aug. 1, 2003		Dec. 31, 2002

(Condensed balance sheets)
Current assets	~~W~~	1,200	~~W~~	129
Non-current assets		615		1,175

Total assets	~~W~~	1,815	~~W~~	1,304

Current liabilities	~~W~~	1,586	~~W~~	850
Long-term liabilities		77		432

Total liabilities		1,663		1,282
Common stock		1,160		1,160
Capital surplus		4,208		4,208
Deficit		(5,216)		(5,346)

Total equity		152		22

Total liabilities and stockholders’ equity	~~W~~	1,815	~~W~~	1,304

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Period from
	Jan. 1, 2003 to		Year Ended
	Jul. 31, 2003		Dec. 31, 2002

(Condensed statements of operations)
Operating revenue	~~W~~	1,930	~~W~~	1,823
Operating expenses		(2,244)		(2,694)

Operating loss		(314)		(871)
Other income		606		37
Other expenses		(163)		(721)

Net income (loss)	~~W~~	129	~~W~~	(1,555)

c.	Acquisition of Seoul Records, Inc.
      In order to produce and distribute music product and secure larger content pool, the Company acquired a 60% equity interest in Seoul Record, Inc.’s common stock on August 11, 2005 in accordance with a resolution of the Company’s board of directors dated May 27, 2005.
      The acquisition of a 60% equity interest in Seoul Records, Inc.’s common stock is summarized as follows:

	In Millions of
	Korean Won

Fair value of net assets acquired	~~W~~	23,796
Goodwill		4,078

Acquisition cost	~~W~~	27,874

      The Company amortizes the goodwill using the straight-line method over five years, and goodwill amortization for the year ended December 31, 2005 was ~~W~~408 million.

28.	NETWORK INTERCONNECTION CHARGES
      The Company’s networks interconnect with the public switched telephone networks operated by KT Corporation and hanarotelecom incorporated and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company’s subscribers to make and receive calls from telephones outside the Company’s networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korean Communications Commission, a government agency under the MIC.
      For the years ended December 31, 2003, 2004 and 2005, such interconnection revenues amounted to ~~W~~1,017.1 billion, ~~W~~849.4 billion and ~~W~~898.6 billion, respectively, while aggregate interconnection expenses amounted to ~~W~~771.5 billion, ~~W~~913.7 billion and ~~W~~989.4 billion, respectively.

29.	SUBSTANTIAL CHANGES IN THE BUSINESS ENVIRONMENT AND SUBSEQUENT EVENTS

a.	Acquisition of WiBro License
      The Company, together with KT Corporation and hanarotelecom incorporated, acquired a license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
service, the Company paid ~~W~~117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005, which was recorded as an intangible asset.

b.	Establishment of HELIO, LLC., a Joint Venture Company in the U.S.
      In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘HELIO, LLC.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. HELIO, LLC. will launch cellular voice and data services extensively across the United States of America during the second quarter of 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.
      In addition, in order to revitalize the cellular voice and data services in United States of America, the Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, made an additional investment of US$39.5 million in an equity interest of HELIO, LLC. on March 1, 2006.

c.	Acquisition of and Merger with Etoos Group Inc.
      In order to improve the competitive power in the domestic internet service portal and educational service market, SK Communications Co., Ltd., a Company’s subsidiary, acquired 20.46% equity interest of Etoos Group Inc. during 2005.
      In addition, on March 1, 2006, SK Communications Co., Ltd. merged with Etoos Group Inc. in order to maximize synergy effects through enhanced management efficiency and strengthened competitive power in the internet portal and educational service market, in accordance with the approval of stockholders of SK Communications Co., Ltd. dated on January 2, 2006 and issued 464,738 shares of new common stock to former shareholder of Etoos Group Inc.

d.	Additional Acquisition of SLD Telecom PTE Ltd.
      On January 27, 2006, the Company acquired 100 million shares of SLD Telecom PTE Ltd.’s unissued common stock for US$100 million in order to revitalize the telecommunication services in Vietnam. As a result, the Company’s ownership increased from 55.1% to 73.3%.

e.	Handset Subsidies to Long-term Mobile Subscribers
      Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless account with the same carrier for 18 months or longer. The Company commenced its handset subsidy program on the effective date of the revised Telecommunication Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers.

f.	Request for the conversion of the convertible bond and the delivery of the treasury stock
      At the request of bond holders, US$310,000 and US$2,000,000 of convertible bonds issued in May, 2004 were converted into 1,672 and 10,788 shares of treasury stock on April 20, 2006 and April 26, 2006, respectively, at the conversion price of ~~W~~218,098 (standard foreign currency ratio of ~~W~~1,176.50 for US$1 based on the related indenture).

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Resolution to acquire equity interest in IHQ, Inc.
      In accordance with the resolution of the Company’s board of directors dated April 26, 2006, the Company decided to purchase additional 5,000,000 shares in IHQ, Inc.’s common stock by exercising stock option at the exercise price of ~~W~~5,740.49 on June 6, 2006 in order to strengthen the Company’s communication service and platform business. As a result, the Company’s ownership in IHQ, Inc. will increase from 21.6% to 34.9%.

h.	Fine for improper payment of handset subsidies.
      On March 6, 2006 and April 18, 2006, the Communication Commission of the Republic of Korea fined the Company ~~W~~ 13.8 billion and ~~W~~ 7.8 billion, respectively, for improper payment of handset subsidies.

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
      Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, through 2004, deferred income tax assets and liabilities are presented on the balance sheet as a single non-current net number. Effective January 1, 2005, Korean GAAP was revised to classify deferred income tax assets and liabilities into current and non-current portion in a similar manner of U.S. GAAP.
      In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Under Korean GAAP, through 2004, there was no such specific provision for the recognition of deferred income tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries. However, effective January 1, 2005, the Korean GAAP was revised to recognize deferred income tax assets only when it is apparent that the difference will reverse in the foreseeable future in a similar manner of U.S. GAAP. Such deferred tax assets totaling ~~W~~27,030 million and ~~W~~30,857 million as of December 31, 2003 and 2004, respectively, had been recognized for Korean GAAP purposes.

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
      Through 2002, under Korean GAAP, debt and equity securities were classified into marketable securities and investment securities. Effective January 1, 2003, Korean GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”, described below. The valuation method for each category is similar to SFAS No. 115; however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in Note 30(e).
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
      Gross proceeds from the sale of such securities were ~~W~~945,854 million, ~~W~~343,723 million and ~~W~~71,308 million for the years ended December 31, 2003, 2004 and 2005, respectively. Gross realized gains for the years ended December 31, 2003, 2004 and 2005 were ~~W~~2,122 million, ~~W~~1,342 million and ~~W~~5,638 million, respectively. Gross realized losses for the years ended December 31, 2003, 2004 and 2005 were ~~W~~614 million, ~~W~~517 million and ~~W~~37 million, respectively.
      Information with respect to trading securities at December 31, 2003, 2004 and 2005 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		Unrealized		Unrealized
	(Amortized Cost)		Gains		Losses		Fair Value

At December 31, 2003:
Debt securities	~~W~~	895,401	~~W~~	—	~~W~~	(2,184)	~~W~~	893,217

At December 31, 2004:
Equity securities	~~W~~	450	~~W~~	—	~~W~~	(82)	~~W~~	368
Debt securities		652,372		2,039		—		654,411

Total	~~W~~	652,822	~~W~~	2,039	~~W~~	(82)	~~W~~	654,779

At December 31, 2005:
Equity securities	~~W~~	11	~~W~~	1	~~W~~	—	~~W~~	12
Debt securities		777,460		—		—		777,460

Total	~~W~~	777,471	~~W~~	1	~~W~~	—	~~W~~	777,472

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information with respect to long-term investment securities including the current portion affected by SFAS No. 115 at December 31, 2003, 2004 and 2005 is as follows (in millions of Korean won):

			Gross		Gross
	Cost (amortized		unrealized		unrealized		Impairment
	cost)		gains		losses		losses		Fair value

At December 31, 2003:
Equity securities	~~W~~	427,472	~~W~~	73,290	~~W~~	(6,608)	~~W~~	(55,469)	~~W~~	438,685
Debt securities		64,315		—		—		—		64,315

	~~W~~	491,787	~~W~~	73,290	~~W~~	(6,608)	~~W~~	(55,469)	~~W~~	503,000

At December 31, 2004:
Equity securities	~~W~~	470,266	~~W~~	137,621	~~W~~	—	~~W~~	(63,902)	~~W~~	543,985
Debt securities		65,957		—		—		(10,655)		55,302

	~~W~~	536,223	~~W~~	137,621	~~W~~	—	~~W~~	(74,557)	~~W~~	599,287

At December 31, 2005:
Equity securities	~~W~~	465,244	~~W~~	173,960	~~W~~	(9,768)	~~W~~	(60,838)	~~W~~	568,598
Debt securities		307,490		—		(217)		(10,885)		296,388

	~~W~~	772,734	~~W~~	173,960	~~W~~	(9,985)	~~W~~	(71,723)	~~W~~	864,986

      Gross unrealized losses of ~~W~~6,608 million and ~~W~~9,985 million at December 31, 2003 and 2005, respectively, for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.
      The aggregate carrying amount of the Company’s cost method investments totaled ~~W~~353,168 million at December 31, 2005. Investments with an aggregate cost of ~~W~~85,994 million were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. The Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired) for the remaining ~~W~~267,174 million of cost method investments.

e.	Impairment of Investment Securities and Recoveries
      Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Other than temporary impairment is determined based on evidence-based judgment about a recovery of fair value up to (or beyond) the cost of investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2003, 2004 and 2005 increased by ~~W~~21,716 million, ~~W~~8,434 million and ~~W~~68 million, respectively, when compared to those under Korean GAAP. And, as certain available-for-sale securities for which the impairment losses had been recognized for the years ended December 31, 2002 and 2004 for U.S. GAAP purposes, but not for Korean GAAP purposes, were sold in 2003 and 2005, some portion of losses of disposal of such available-for-sale securities that were recognized for the years ended December 31, 2003 and 2005 for Korean GAAP purposes, amounting to

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
~~W~~46,443 million and ~~W~~3,133 million in 2003 and 2005, respectively, were reversed respectively, for U.S. GAAP purposes.
      Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities and held-to-maturity securities result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity securities is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

f.	Comprehensive Income
      Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

g.	Business Combinations and Intangible Assets
      Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. In addition, for fiscal years beginning after December 31, 2001, goodwill and intangible assets with indefinite useful life shall not be amortized; however, they are subject to impairment tests on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable.
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
      To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount of a reporting unit, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared with the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in current operations. The Company believes there is no impairment of goodwill for the years ended December 31, 2003, 2004 and 2005. The Company does not have any intangible assets with indefinite lives as of December 31, 2003, 2004 and 2005. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.
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

h.	Determination of Acquisition Cost of Equity Interest in Subsidiary
      Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2003, 2004 and 2005 increased by ~~W~~64,052 million, ~~W~~44,455 million and ~~W~~28,358 million, respectively, when compared to those under Korean GAAP.

i.	Additional Equity Investment in Subsidiaries
      Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with the excess allocated to goodwill. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2003, 2004 and 2005 increased by ~~W~~955,865 million, ~~W~~965,102 million and ~~W~~965,351 million, respectively, when compared to those under Korean GAAP.

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
      For U.S. GAAP purposes, the Company defers nonrefundable activation revenues and costs and amortizes them over the expected term of the customer relationship, which ranges from 52 months to 89 months.
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
      For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. We accounted for employee stock option compensation under FAS 123 for U.S. GAAP purposes.
      The weighted average fair value of options granted in 2000, 2001 and 2002 was ~~W~~210,000 per share, ~~W~~120,070 per share and ~~W~~48,724 per share, respectively.

n.	Loans Receivable for Stock Issued to Employee
      U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholder’s’ equity, while Korean GAAP allows for recording such receivables as an asset.

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
      Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus, with

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under U.S. GAAP, convertible bonds are analyzed to evaluate whether conversion option are bifurcated and valued. If an embedded conversion option in convertible bond is net cash settled upon the occurrence of an event which is outside of an entity’s control, it generally requires bifurcation under US GAAP. Moreover, the change of the fair value of such embedded conversion option is included in current earnings. The fair value of embedded conversion option which is related US dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004 and requires bifurcation under U.S. GAAP, at December 31, 2004 and 2005 is ~~W~~66,835 million and ~~W~~52,685 million, respectively.

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
      Under U.S. GAAP, monetary assets and liabilities denominated in foreign currencies are translated at the actual prevailing rates of exchange on the balance sheet dates. However, as described in Note 2(v), monetary assets and liabilities of the Company and its subsidiaries denominated in foreign currency are translated at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, as allowed under Korean GAAP. Accordingly, the resulting differences in the calculated foreign currency translation gain and loss amounts are considered as a U.S. GAAP adjustment.

t.	Sale of Stock by Equity Method Investee
      Through 2004, under Korean GAAP, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of their unissued shares to third parties, the changes in the Company’s proportionate equity of investees was accounted for as capital transactions. Effective January 1, 2005, Korean GAAPP was revised to account for such transactions as income statement treatment. Under U.S. GAAP, such transaction can be accounted for either as income statement treatments or as capital transactions. For U.S. GAAP purpose, the Company adopted the accounting policy to account for such transaction as capital transactions.

u.	Subscription Payable
      Under Korean GAAP, when the Company subscribes new capital stocks, it is not allowed to record any unpaid subscription as investment in equity of investee until cash is contributed to the investee, without exception. Under U.S. GAAP, if the cash is contributed subsequent to the balance sheet date, but prior to the issuance of the financial statements, it is appropriate to classify it as investments and a subscription payable, respectively. SK Telecom USA Holdings, Inc., a subsidiary of the Company, paid the related cash contribution to HELIO, LLC on March 1, 2006. Due to such differences, for U.S. GAAP purposes, the total assets and total liabilities as of December 31, 2005 increased by ~~W~~40,014 million, respectively, when compared to those under Korean GAAP. However, such differences do not have an effect on either consolidated net income or shareholders’ equity.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

v.	Equity Instrument to Be Received in Conjunction with Providing Services
      For the Korean GAAP purpose, the Company measures the fair value of equity investments (such as stock warrants) to be received in conjunction with providing services in the future at the date of the agreement or the grant date. Such equity instruments are recorded as assets and liabilities at fair value to present the equity instruments received and the related obligations to provide services. In addition, the fair value of such equity investments is remeasured at each year-end and related service income is recognized over the service period based on the revised fair value of the equity investments. Under U.S. GAAP, the service income recognition method is similar to Korean GAAP; however when the equity instruments do not include a disincentive for nonperformance that is sufficiently large to make performance probable, such equity instruments are not measured nor recorded as assets and liabilities until the date when the performance necessary to earn the equity instruments is complete. Due to such differences, the total assets and liabilities under the U.S. GAAP as of December 31, 2005 decreased by ~~W~~2,055 million, when compared to those under the Korean GAAP. However, such differences do not have an effect on either consolidated net income or shareholder’s equity.

w.	Consolidation of Variable Interest Entities
      Under U.S. GAAP, if a business enterprise has a controlling financial interest in a variable interest entity, which is defined by FASB Interpretation No. 46 Revised (“FIN 46R”), the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Under the Korean GAAP, there is no specific provision for the accounting treatment of variable interest entities.
      As a result of such difference, CDMA Mobile Phone Center (which is a joint-venture with 50% owned by SLD Telecom PTE Ltd., a subsidiary of the Company, and recorded as equity method investment under Korean GAAP) was included in the consolidated financial statements for the year ended December 31, 2005 under U.S. GAAP. CDMA Mobile Phone Center is a wireless telecommunications service provider in Vietnam.

x.	Remeasurement of Stock Option
      Under the Korean GAAP, the remeasurement of stock option is required when the related stock becomes publicly listed. Under the U.S. GAAP, such remeasurement is not allowed. In 2005, a certain equity method investee of the Company became publicly listed and the value of related outstanding stock options granted to its employees was remeasured for Korean GAAP purposes.

y.	Presentation of Minority Interest as a Component of Shareholders’ Equity
      Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders’ equity.

z.	Consolidated Subsidiary
      Under Korean GAAP, as explained in Note 2(b) to the consolidated financial statements, investments in subsidiaries and substantially controlled entities are consolidated, except for companies with total assets as of the prior year end of less than ~~W~~ 7 billion. Generally, substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30 percent of total outstanding voting stock. However, U.S. GAAP generally requires that all majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. The Company’s consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation for this difference in accounting as the impact is immaterial.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following reconciles net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2003, 2004 and 2005 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Won, except for per share amounts):

	Year Ended December 31,

	2003		2004		2005

Net income based on Korean GAAP	~~W~~	1,966,100	~~W~~	1,491,479	~~W~~	1,872,978
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		(7,342)		(3,827)		30,857
Tax effect of the reconciling items		(15,036)		22,515		(4,717)
Deferred charges		2,660		(60)		(2,037)
Capital leases		(906)		1,534		(925)
Intangible assets		(22,303)		(18,546)		(16,046)
Reversal of amortization of goodwill		135,557		136,694		137,389
Capitalization of foreign exchange losses and interest expenses related to tangible assets		21,617		24,454		3,231
Capitalization of interest expenses related to purchases of intangible assets		427		5,285		5,272
Nonrefundable activation fees		(46,962)		(36,048)		(34,681)
Loss (gain) on disposal of subsidiary shares		58		—		—
Stock option compensation plan		(3,114)		(1,938)		49
Loss on sale of accounts receivable and other in asset securitization		7,437		(14,476)		—
Loss on impairment of investment securities		24,727		(8,434)		3,065
Loss on valuation of currency swap		—		(49,452)		29,898
Discount on leasehold deposits		(286)		422		230
Considerations for conversion right		—		1,016		14,044
Foreign currency translation		—		2,458		(2,458)
Recovery of impaired investment securities		115		—		—
Sales of stock by the equity method investee		—		—		(8,637)
Consolidation of variable interest entity		—		—		38

Net income based on U.S. GAAP	~~W~~	2,062,749	~~W~~	1,553,076	~~W~~	2,027,550

Weighted average number of common shares outstanding		75,078,219		73,614,297		73,614,296

Earnings per share based on U.S. GAAP:
Basic earnings per share	~~W~~	27,475	~~W~~	21,097	~~W~~	27,543

Diluted earnings per share	~~W~~	27,475	~~W~~	20,918	~~W~~	27,089

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2003		2004		2005

Shareholders’ equity based on Korean GAAP Adjustments:	~~W~~	6,093,847	~~W~~	7,205,744	~~W~~	8,327,540
Deferred income tax adjustments due to difference In accounting principles		(45,317)		(70,067)		—
Tax effect of the reconciling items		136,517		159,032		101,130
Deferred charges		60		—		(2,037)
Capital leases		239		1,773		847
Intangible assets		1,019,951		1,009,591		993,547
Reversal of amortization of goodwill		273,598		410,292		547,681
Capitalization of foreign exchange losses and interest expenses related to tangible assets		19,842		44,294		47,522
Capitalization of interest expenses related to purchase of intangible assets		(68,945)		(63,660)		(58,388)
Nonrefundable activation fees		(239,174)		(275,222)		(309,903)
Loans receivable for stock issued to employees’ investor association		(33,788)		(22,546)		(14,586)
Minority interest in equity of consolidated affiliates		(155,985)		(98,198)		(108,927)
Loss on sale of accounts receivable and other in asset securitization		14,476		—		—
Discount on leasehold deposits		(653)		(231)		—
Considerations for conversion right		—		(66,263)		(52,220)
Foreign currency translation		—		2,458		—
Consolidation of variable interest entity		—		—		228

Shareholders’ equity based on U.S. GAAP	~~W~~	7,014,668	~~W~~	8,236,997	~~W~~	9,472,434

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	Year Ended December 31,

	2003		2004		2005

Balance, beginning of the year	~~W~~	6,356,176	~~W~~	7,014,668	~~W~~	8,236,997
Net income for the year		2,062,749		1,553,076		2,027,550
Dividends		(151,739)		(478,492)		(758,227)
Issuance of common stock		31,053		—		—
Unrealized gains on valuation of securities, net of tax		50,033		55,156		23,042
Equity in capital surplus, retained earnings and capital adjustments of affiliates (note a)		50,166		89,448		(63,370)
Retirement of treasury stock		(20,598)		—		—
Treasury stock transactions		(1,379,337)		(2)		—
Foreign-based operations’ translation adjustments		(356)		(11,128)		(1,792)
Stock compensation plan		4,403		3,030		274
Decrease in loans receivable for stock issued to employees’ investor association		12,118		11,241		7,960

Balance, end of the year	~~W~~	7,014,668	~~W~~	8,236,997	~~W~~	9,472,434

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2003, 2004 and 2005 is as follows (in millions of Korean won):

	December 31,

	2003		2004		2005

Current assets:
As reported	~~W~~	4,069,525	~~W~~	4,390,693	~~W~~	4,598,580
U.S. GAAP adjustments:
— loans receivable for stock issued to employees investor association		—		(4,123)		(3,249)
— deferred tax adjustments due to difference in accounting principles		73,500		51,344		—
— tax effect of the reconciling items		(8,297)		25,234		31,381
— discount on leasehold deposits		5,777		1,119		—
— asset securitization transactions		478,298		—		—
— consolidation of variable interest entity		—		—		(4,889)

Current assets based on U.S. GAAP		4,618,823		4,464,267		4,621,823

Non-current assets:
As reported		9,748,692		9,892,665		10,106,192
U.S. GAAP adjustments:
— loans receivable for stock issued to employees’ investor association		(33,788)		(18,423)		(11,337)
— intangible assets		1,015,801		1,004,774		988,729
— reverse of amortization of goodwill		273,598		410,292		547,681
— discount on leasehold deposits		(6,430)		(1,349)		—
— recovery of impaired investment securities		34		34		34
— nonrefundable activation fees		9,129		9,129		8,571
— capital lease		3,301		1,773		847
— capitalization of foreign exchange losses and interest expense related to tangible assets		19,842		44,294		47,522
— capitalization of interest expenses related to purchase of intangible assets		(68,945)		(63,660)		(58,388)
— deferred charges		6,154		12,969		7,933
— subscription payable		—		—		40,014
— equity instrument to be received in conjunction with providing services		—		—		(2,055)
— consolidation of variable interest entity		—		—		53,626
Non-current assets based on U.S. GAAP		10,967,388		11,292,498		11,729,369

Total assets based on U.S. GAAP	~~W~~	15,586,211	~~W~~	15,756,765	~~W~~	16,351,192

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31

	2003		2004		2005

Current liabilities:
As reported	~~W~~	4,530,910	~~W~~	3,066,893	~~W~~	2,863,373
U.S. GAAP adjustments:
— deferred charges		31		—		—
— nonrefundable activation fees		68,665		86,082		114,111
— asset securitization transactions		463,822		—		—
— acquisition cost of equity interest in subsidiary		886		—		—
— foreign currency translation		—		(26)		—
— subscription payable		—		—		40,014
— equity instrument to be received in conjunction with providing services		—		—		(525)
— consolidation of variable interest entity		—		—		17,671

Current liabilities based on U.S. GAAP		5,064,314		3,152,949		3,034,644

Long-term liabilities:
As reported		3,193,460		4,010,721		3,513,859
U.S. GAAP adjustments:
— deferred charges		5,844		12,969		9,970
— nonrefundable activation fees		179,638		198,269		204,363
— capital leases		3,062		—		—
— deferred tax adjustments due to difference in accounting principles		118,837		123,911		—
— tax effect of the reconciling items		(149,597)		(141,080)		(74,532)
— considerations for conversion right		—		66,263		52,220
— foreign currency translation		—		(2,432)		—
— equity instrument to be received in conjunction with providing services		—		—		(1,530)
— consolidation of variable interest entity		—		—		631

Long-term liabilities based on U.S. GAAP		3,351,244		4,268,621		3,704,981

Total liabilities based on U.S. GAAP	~~W~~	8,415,558	~~W~~	7,421,570	~~W~~	6,739,625

Minority interests:
As reported	~~W~~	155,985	~~W~~	98,198	~~W~~	108,927
U.S. GAAP adjustments:
— consolidation of variable interest entity		—		—		30,206

Total minority interests based on U.S. GAAP	~~W~~	155,985	~~W~~	98,198	~~W~~	139,133

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 and cash and cash equivalents at December 31, 2003, 2004 and 2005 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2003, 2004 and 2005 and cash and cash equivalents at December 31, 2003, 2004 and 2005 under U.S. GAAP (in millions of Korean won):

	2003		2004		2005

Cash flows from operating activities based on Korean GAAP	~~W~~	3,329,391	~~W~~	2,516,807	~~W~~	3,404,105
Adjustments:
Asset securitization transactions		(47,496)		469,883		—
Trading security cash flows		(137,618)		240,204		(122,710)
Consolidation of variable interest entity		—		—		12,444

Cash flows from operating activities based on US GAAP	~~W~~	3,144,277	~~W~~	3,226,894	~~W~~	3,293,839

Cash flows from investing activities based on Korean GAAP	~~W~~	(1,415,053)	~~W~~	(1,470,292)	~~W~~	(1,938,187)
Adjustments:
Asset securitization transactions		(8,080)		76,347		—
Trading security cash flows		137,618		(240,204)		122,710
Consolidation of variable interest entity		—		—		(1,004)

Cash flows from investing activities based on US GAAP	~~W~~	(1,285,515)	~~W~~	(1,634,149)	~~W~~	(1,816,481)

Cash flows from financing activities based on Korean GAAP	~~W~~	(2,261,039)	~~W~~	(968,570)	~~W~~	(1,429,038)
Adjustments:
Asset securitization transactions		55,576		(546,230)		—
Consolidation of variable interest entity		—		—		(10,243)

Cash flows from financing activities based on US GAAP	~~W~~	(2,205,463)	~~W~~	(1,514,800)	~~W~~	(1,439,281)

Cash and cash equivalents at end of the year based on Korean GAAP	~~W~~	317,488	~~W~~	370,630	~~W~~	378,426
Adjustments:
Consolidation of variable interest entity		—		—		1,197

Cash and cash equivalents at end of the year based on US GAAP	~~W~~	317,488	~~W~~	370,630	~~W~~	379,623

      Subsequent to the issuance of our consolidated financial statements for the years ended December 31, 2003 and 2004, we determined that a) the cash inflows related to dividends considered to be returns on investments were incorrectly classified as cash flows from investing activities as opposed to cash flows from operating activities and b) cash flows related to trading securities were incorrectly classified as cash flows from investing activities as opposed to cash flows from operating activities in our statement of cash flows. As a result, US GAAP reconciliation of consolidated statements of cash flows for the years ended December 31, 2003 and 2004 has been revised from amounts previously reported.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following shows the effect of the revisions to the cash flow reconciliation table for the years ended December 31, 2003 and 2004 (in millions of Korea won):

	2003		2004

Cash flows from operating activities based on US GAAP, as previously reported	~~W~~	3,281,274	~~W~~	2,985,935
Revision related to returns on equity securities-dividends		621		755
Revision related to trading security cash flows		(137,618)		240,204

Cash flows from operating activities based on US GAAP, as revised	~~W~~	3,144,277	~~W~~	3,226,894

Cash flows from investing activities based on US GAAP, as previously reported	~~W~~	(1,422,512)	~~W~~	(1,393,190)
Revision related to returns on equity securities-dividends		(621)		(755)
Revision related to trading security cash flows		137,618		(240,204)

Cash flows from investing activities based on US GAAP, as revised	~~W~~	(1,285,515)	~~W~~	(1,634,149)

31.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Income Taxes
      Income tax expense under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows (in millions of Korean won):

	Year Ended December 31,

	2003		2004		2005

Currently payable	~~W~~	668,180	~~W~~	551,405	~~W~~	685,541
Deferred		143,257		59,669		(18,422)

	~~W~~	811,437	~~W~~	611,074	~~W~~	667,119

      The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2003, 2004 and 2005 is attributable to the following (in millions of Korean won):

	Year Ended December 31,

	2003		2004		2005

Income taxes at statutory income tax rate of 27% in 2003 and 2004 and 25% in 2005	~~W~~	776,030	~~W~~	584,843	~~W~~	670,776
Resident surtax payable		77,603		58,484		67,078
Tax credit for investments, technology, human resource development and others		(83,826)		(89,080)		(100,160)
Special surtax for agriculture and fishery industries and other		13,685		13,736		18,850
Undistributed earnings of subsidiaries		(5,909)		11,011		4,846
Effect of change in income tax rate		(7,943)		—		—
Other permanent differences		20,719		28,705		19,637
Change in valuation allowance		21,078		3,375		(13,908)

Recorded income taxes	~~W~~	808,892	~~W~~	611,074	~~W~~	667,119

Effective tax rate		28.23%		28.21%		24.86%

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2003, 2004 and 2005 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	December 31,

	2003		2004		2005

Current:
Allowance for doubtful accounts	~~W~~	22,039	~~W~~	19,649	~~W~~	39,334
Write-off of doubtful accounts		9,587		9,764		9,239
Marketable trading securities		1		(561)		—
Accrued income		(2,026)		(2,463)		(1,229)
Net operating loss carryforwards		—		—		17
Tax credit carryforwards		—		—		89
Accrued expenses and other		35,622		50,189		50,004

		65,223		76,578		97,454

Non-current:
Depreciation		3,935		(34,371)		(58,745)
Loss on disposition of properties		—		11,480		—
Loss on impairment and valuation of investment securities (note)		74,928		58,419		32,959
Foreign exchange losses		774		—		—
Equity in losses (earnings) of affiliates		(6,593)		(12,671)		(7,471)
Undistributed earnings of subsidiaries		(3,364)		(9,434)		13,732
Tax free reserve for technology development		(182,518)		(195,103)		(211,208)
Tax free reserve for loss on disposal of treasury stock		(130,373)		(130,372)		(130,372)
Tax credit carryforwards		1,162		5,003		—
Net operating loss carryforwards		—		25,371		24,108
Deferred charges and other		46,780		(7,205)		11,867

		(195,269)		(288,883)		(325,130)

Total deferred tax assets (liabilities)	~~W~~	(130,046)	~~W~~	(212,305)	~~W~~	(227,676)

(note)	Unrealized gain on valuation of investment securities as of December 31, 2003, 2004 and 2005 were recorded as a separate component of shareholders’ equity, net of tax effect of ~~W~~18,287 million, ~~W~~39,210 million and ~~W~~48,019 million, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
b.     Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2003, 2004 and 2005 for which it is practicable to estimate that value:
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

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2003, 2004 and 2005 (in millions of Korean won):

	2003				2004				2005

	Carrying				Carrying				Carrying
	Amount				Amount				Amount
	(Note a)		Fair Value		(Note a)		Fair Value		(Note a)		Fair Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	~~W~~	472,410	~~W~~	472,410	~~W~~	383,360	~~W~~	383,360	~~W~~	486,215	~~W~~	486,215
Trading securities		893,217		893,217		654,779		654,779		777,472		777,472
Accounts receivable (trade and other)		3,000,918		3,000,918		3,126,754		3,126,754		3,038,936		3,038,936
Short-term loans		41,933		41,933		51,232		51,232		62,290		62,290
Investment securities:
Listed equity and debts		503,000		503,000		599,287		599,287		864,986		864,986
Non- listed equity (note b)		385,707		N/A		352,523		N/A		353,168		N/A
Long-term bank deposits		352		352		10,351		10,351		1,479		1,479
Long-term loans		13,947		10,460		12,019		9,014		7,093		5,320

	~~W~~	5,311,484			~~W~~	5,190,305			~~W~~	5,591,639

Financial liabilities:
Accounts payable	~~W~~	1,317,162	~~W~~	1,317,162	~~W~~	1,205,682	~~W~~	1,205,682	~~W~~	1,094,855	~~W~~	1,094,855
Short-term borrowings		1,236,197		1,236,197		425,496		425,496		4,614		4,614
Bonds payable, long-term borrowings, convertible bonds, long-term payables — other and obligation under capital leases, including current portion		4,201,707		4,283,402		4,044,258		4,211,926		3,763,135		3,825,813

	~~W~~	6,755,066			~~W~~	9,234,563			~~W~~	4,862,604

(note a) These carrying amounts represent the amounts determined under U.S. GAAP.

(note b)	Investments in non — listed equity include the investments in the common stock of Powercomm Co., Ltd. (“Powercomm”). Korea Electric Power Corp. (“KEPCO”), the parent company of Powercomm, sold to Dacom Corporation 45.5% interest in Powercomm at ~~W~~12,000 per share in 2002. Based on this transaction, the fair value of the Company’s investments in the common stock of Powercomm was determinable and the impairment loss on the investment of ~~W~~150,243 million was recognized in 2002. The fair value of common stock of Powercomm as of December 31, 2003, 2004 and 2005 was estimated by an outside professional valuation company using the present value of expected future cash flows; and the additional impairment loss of ~~W~~21,593 million was recognized in 2003. As of December 31, 2004 and 2005, unrealized gain on valuation of investment in Powercomm of ~~W~~3,158 million and ~~W~~8,723 million have been recorded as other comprehensive income, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
c.     Comprehensive Income
      Comprehensive income for the years ended December 31, 2003, 2004 and 2005 is as follows (in millions of Korean won):

	2003		2004		2005

Net income	~~W~~	2,062,749	~~W~~	1,553,076	~~W~~	2,027,550

Other comprehensive income:
Available-for-sale securities
Unrealized gain on investment securities		93,738		67,645		34,915
Less impact of realized losses(gains)		(24,727)		8,434		(3,065)
Tax effect		(18,978)		(20,923)		(8,808)

Net change from available-for-sale securities		50,033		55,156		23,042
Foreign-based operations translation adjustments		(356)		(11,128)		(1,792)

Total other comprehensive income		49,677		44,028		21,250

Comprehensive income	~~W~~	2,112,426	~~W~~	1,597,104	~~W~~	2,048,800

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
Goodwill
      Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Beginning of period	~~W~~	3,400,110	~~W~~	3,400,155	~~W~~	3,408,989
Goodwill reclassifications to other intangibles assets		(16,437)		—		—
Goodwill acquired during the period		16,482		8,834		9,223
Goodwill impairment losses		—		—		—

Ending of period	~~W~~	3,400,155	~~W~~	3,408,989	~~W~~	3,418,212

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other Intangible Assets
      The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2003				December 31, 2004				December 31, 2005

												Accumulated
	Gross				Gross				Gross			Amortization
	Carrying		Accumulated		Carrying		Accumulated		Carrying			and
	Amount		Amortization		Amount		Amortization		Amount			Impairment

Amortized intangible assets:
IMT license (13 years)	~~W~~	1,188,547	~~W~~	(7,548)	~~W~~	1,188,547	~~W~~	(98,183)	~~W~~	1,188,547	~~W~~	(188,193)
Customer lists (4 years)		99,783		(64,088)		99,783		(83,686)		99,783		(99,783)
Other (2 to 20 years)		552,279		(258,802)		718,291		(354,021)		1,036,165		(455,505)

Total	~~W~~	1,840,609	~~W~~	(330,438)	~~W~~	2,066,621	~~W~~	(535,890)	~~W~~	2,324,495	~~W~~	(743,481)

      Intangible asset amortization expense for the years ended December 31, 2003, 2004 and 2005 was ~~W~~103,914 million, ~~W~~209,991 million and ~~W~~221,275 million respectively. It is estimated to be ~~W~~233,361 million, ~~W~~225,199 million, ~~W~~207,741 million, ~~W~~175,964 million and ~~W~~148,388 million for the years ending December 31, 2006, 2007, 2008, 2009 and 2010, respectively, primarily related to the IMT license, customer lists and other.
e.     Other SK Group Companies
      As described in Note 1, the Company is one of the SK Group affiliated companies, based on the definition of “group” under the Fair Trade Act of Korea. In early March 2003, the Prosecutor’s Office of the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Networks Co., Ltd. (“SK Networks”, formerly SK Global Co., Ltd.), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there are several legal actions against certain SK Group affiliated companies. On March 19, 2003, SK Networks was classified as a “financially distressed company” in accordance with the Corporate Restructuring Promotion Law of the Republic of Korea. Subsequent to this classification, there has been a restructuring, including cash buy-out of certain debt at less than face value and a management change, among the creditors of SK Networks and certain of its affiliates. In addition, SK Networks retired all common shares which SK Corporation owned and, on October 27, 2003, SK Corporation purchased new common shares of SK Networks in the amount of approximately $718.5 million, which have a certain disposal restriction. As of December 31, 2005 and for the year then ended, the Company and its subsidiaries had certain related party balances or transactions with SK Networks as disclosed in Note 24. Management of the Company believes that those legal matters will not have a material adverse effect on the Company and its subsidiaries’ financial position, operating results, or liquidity.

f.	Operating Revenue
      Operating revenue under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows (in millions of Korean won):

	2003		2004		2005

Wireless services	~~W~~	8,401,021	~~W~~	8,762,376	~~W~~	9,148,363
Interconnection		1,017,056		849,407		898,621
Digital handset sales		611,981		649,809		294,557
Other		180,306		272,974		359,911

Total operating revenue	~~W~~	10,210,364	~~W~~	10,534,566	~~W~~	10,701,452

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Segment
      The Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.

h.	New Accounting Pronouncements
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
      In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” SFAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under SFAS No. 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period the change occurs. The Statement is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material impact on the Company’s financial position, operating results or cash flows.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140,” that permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS No. 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year providing the entity has not yet issued financial statements. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the Company’s financial position, operating results or cash flows.
      In March 2004, the EITF supplemented EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FASB Staff Position EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.
      In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under FSP No. FAS 115-1. The FSP is effective for fiscal years beginning after December 15, 2005. As the FSP reaffirms existing guidance, the Company does not expect this FSP to have a significant impact on the Company’s financial position, operating results or cash flows.
      In June 2005, the EITF of the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF Issue No. 04-5 provides that the general partner(s) is presumed to control the limited partnership, unless the limited partners possess either substantive participating rights or the substantive ability to dissolve the limited partnership or otherwise remove the general partner(s) without cause (“kick-out rights”). Kick-out rights are substantive if they can be exercised by a simple majority of the limited partners voting interests. The guidance applies to general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005, and to general partners in all other limited partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The adoption of this guidance is not expected to have a material impact on the Company’s financial position, operating results or cash flows.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This Statement applies to the Company beginning January 1, 2006.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/ Shin Bae Kim

(Signature)

Shin Bae Kim
Chief Executive Officer and
Representative Director
(Name/ Title)
Date: June 30, 2006

Exhibit Index

Number	Description

1.1	Memorandum and Articles of Association
2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares
4.1	Telecommunications Basic Law of 1983, as amended (English translation)
4.2	Enforcement Decree of the Telecommunications Basic Law, as amended (English translation)
4.3	Telecommunications Business Law of 1983, as amended (English translation)
4.4	Enforcement Decree of the Telecommunications Business Law (English translation)***
4.5	Korean Commercial Code (together with English translation)*
4.6	Amendment to Korean Commercial Code dated December 29, 2001 (together with English translation)**
4.7	Korean Securities and Exchange Act, as amended (English translation)
8.1	List of Subsidiaries of SK Telecom Co., Ltd.
11.1	Code of Ethics of SK Telecom Co., Ltd.***
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Consent of Deloitte Anjin LLC

*	Filed previously as exhibits to our Form 20-F filed on June 30, 2000.
**	Filed previously as exhibits to our Form 20-F filed on June 28, 2002.
***	Filed previously as exhibits to our Form 20-F filed on May 31, 2005.