Form 20-F
period 2006-12-31
SK TELECOM CO LTD
filed 2007-06-29
CIK 1015650

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
11, EULJIRO 2-GA, JUNG-GU
SEOUL, KOREA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-ninth of one share of Common Stock Common Stock, par value ~~W~~500 per share	New York Stock Exchange, Inc. New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

81,193,711 shares of common stock, par value ~~W~~500 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

i

ii

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

All references to “Korea” contained in this report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we”, “us”, “our” or the “Company” shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S”. shall mean the United States of America.

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

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2006, which was Won 930.0 to US$1.00. On June 28, 2007, the noon buying rate was Won 926.6 to US$1.00. See “Item 3.A. Selected Financial Data — Exchange Rates”.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “considering”, “depends”, “estimate”, “expect”, “intend”, “plan”, “planning”, “planned”, “project” and similar expressions, or that certain events, actions or results “may”, “might”, “should” or “could” occur, be taken or be achieved.

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of high-speed download packet access, or HSDPA, technology, high-speed upload packet access, or HSUPA, technology and wireless broadband internet, or WiBro, technology;

•	our plans to spend approximately Won 1.55 trillion for capital expenditures in 2007 for a range of projects, including investments in our backbone networks (and our WCDMA and WiBro networks in particular), investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the Ministry of Information and Communication, or the MIC, related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by our competitors; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments in other telecommunications service providers; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

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

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1.A.	Directors and Senior Management

Not applicable.

Item 1.B.	Advisers

Not applicable.

Item 1.C.	Auditors

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2006 are derived from our audited consolidated financial statements and related notes thereto.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in certain respects from U.S. GAAP. For more detailed information you should refer to notes 31 and 32 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of dollars, except per share and percentage data)

INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	~~W~~	9,324.0	~~W~~	10,272.1	~~W~~	10,570.6	~~W~~	10,721.8	~~W~~	11,028.0	US$	11,858.0
Cellular Service(1)		9,156.8		10,091.8		10,297.6		10,361.9		10,515.6		11,307.0
Other(2)		167.2		180.3		273.0		359.9		512.4		551.0
Operating Expenses		6,526.4		7,167.0		8,130.9		8,051.2		8,406.9		9,039.6
Operating Income		2,797.6		3,105.1		2,439.7		2,670.6		2,621.1		2,818.4
Income before Income Taxes and Minority Interest		2,218.8		2,754.3		2,123.2		2,561.6		2,021.6		2,173.7
Income before Minority Interest		1,520.3		1,965.3		1,493.4		1,868.3		1,449.6		1,558.7
Net Income		1,487.2		1,966.1		1,491.5		1,873.0		1,451.5		1,560.7
Net Income per Share of Common Stock(3)		17,647		26,187		20,261		25,443		19,801		21.29
Diluted Net Income per Share of Common Stock(3)		17,647		26,187		20,092		25,036		19,523		20.99
Dividends Declared per Share of Common Stock		1,800		5,500		10,300		9,000		8,000		8.60
Weighted Average Number of Shares		84,270,450		75,078,219		73,614,297		73,614,296		73,305,026		73,305,026

	As of or for the Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of dollars, except per share and percentage data)

U.S. GAAP:
Total Operating Revenue	~~W~~	9,219.7	~~W~~	10,225.1	~~W~~	10,534.6	~~W~~	10,701.4	~~W~~	10,541.8	US$	11,335.3
Operating Expenses		6,643.4		7,044.5		8,137.6		7,847.7		7,720.0		8,301.1
Operating Income		2,576.3		3,180.6		2,397.0		2,853.7		2,821.8		3,034.2
Net Income		1,301.1		2,062.7		1,553.1		2,027.6		1,880.5		2,022.0
Net Income per Share of Common Stock(3)		15,440		27,475		21,097		27,543		25,653		27.58
Diluted Net Income per Share of Common Stock(3)		15,439		27,475		20,918		27,089		25,236		27.14
BALANCE SHEET DATA
Korean GAAP:
Working Capital (Deficiency)(4)	~~W~~	(189.7)	~~W~~	(461.4)	~~W~~	1,323.8	~~W~~	1,735.2	~~W~~	1,455.5	US$	1,565.1
Property and Equipment, Net		4,569.4		4,641.5		4,703.9		4,663.4		4,507.3		4,846.6
Total Assets		14,228.7		13,818.2		14,283.4		14,704.8		16,240.0		17,462.3
Long-term Liabilities(5)		3,693.4		3,193.5		4,010.7		3,513.9		3,548.5		3,815.6
Capital Stock		44.6		44.6		44.6		44.6		44.6		48.0
Total Shareholders’ Equity		6,231.9		6,093.8		7,205.7		8,327.5		9,483.1		10,196.9
U.S. GAAP:
Working Capital (Deficiency)		(108.2)		(445.5)		1,311.3		1,587.2		1,286.2		1,383.0
Total Assets		15,720.7		15,586.2		15,576.8		16,351.2		17,929.5		19,279.1
Total Shareholders’ Equity		6,356.2		7,014.7		8,237.0		9,472.4		10,738.5		11,546.8
OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(6)	~~W~~	3,954.1	~~W~~	4,706.4	~~W~~	4,085.8	~~W~~	4,434.2	~~W~~	3,881.0	US$	4,173.1
Capital Expenditures(7)		2,024.7		1,647.6		1,631.9		1,416.6		1,498.1		1,610.9
R&D Expenses(8)		253.3		300.7		336.1		321.1		279.0		300.0
Internal R&D		194.3		235.8		267.1		252.0		212.0		228.0
External R&D		59.0		64.9		69.0		69.1		67.0		72.0
Depreciation and Amortization		1,543.3		1,646.3		1,752.5		1,675.5		1,698.4		1,826.2
Cash Flow from Operating Activities		4,268.4		3,329.4		2,527.9		3,407.1		3,589.8		3,860.0
Cash Flow from Investing Activities		(3,064.0)		(1,415.1)		(1,470.3)		(1,938.2)		(2,535.2)		(2,726.0)
Cash Flow from Financing Activities		(1,418.2)		(2,261.0)		(968.6)		(1,429.0)		(952.4)		(1,024.1)
Margins (% of total sales):
EBITDA Margin(6)		42.4%		45.8%		38.7%		41.4%		35.2%		35.2%
Operating Margin		30.0		30.2		23.1		24.9		23.8		23.8
Net Margin		15.9		19.1		14.1		17.5		13.2		13.2
U.S. GAAP:
EBITDA(6)		3,620.7		4,679.1		3,970.4		4,412.2		4,529.6		4,870.5
Capital Expenditures(7)		2,024.7		1,668.0		1,656.9		1,429.3		1,538.0		1,653.8
Cash Flow from Operating Activities		3,606.2		3,144.3		3,237.9		3,296.8		3,614.8		3,886.9
Cash Flow from Investing Activities		(2,892.5)		(1,285.5)		(1,634.1)		(1,816.5)		(2,560.6)		(2,753.3)
Cash Flow from Financing Activities		(927.5)		(2,205.5)		(1,514.8)		(1,439.3)		(940.6)		(1,011.4)

	As of or for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006

SELECTED OPERATING DATA
Population of Korea (millions)(9)	47.6	47.9	48.2	48.3	48.3		48.3
Our Wireless Penetration(10)	36.1	38.2	39.0	40.4	42.0		42.0
Number of Employees(11)	6,241	6,286	7,353	6,646	7,676		7,676
Total Sales per Employee (millions)	~~W~~ 1,494.0	~~W~~ 1,634.1	~~W~~ 1,437.6	~~W~~ 1,613.3	~~W~~ 1,436.7	US$	1,544.8
Wireless Subscribers(12)	17,219,562	18,313,135	18,783,338	19,530,117	20,271,133		20,271,133
Average Monthly Outgoing Voice Minutes per Subscriber(13)	191	197	194	197	201		201
Average Monthly Revenue per Subscriber(14)	~~W~~ 38,383	~~W~~ 39,739	~~W~~ 39,689	~~W~~ 40,205	~~W~~ 40,220	US$	43,247.3
Average Monthly Churn Rate(15)	1.4%	1.2%	1.7%	1.8%	2.0%		2.0%
Digital Cell Sites	7,384	8,310	9,458	10,142	12,359		12,359

*	The conversion into Dollars was made at the rate of Won 930.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.
(1)	Includes revenues from SK Teletech Co., Ltd. of Won 534.0 billion for 2002, Won 612.0 billion for 2003, Won 649.8 billion for 2004 and Won 294.6 billion for 2005 from the sale of digital handsets and Won 1,043.2 billion for 2002, Won 1,017.1 billion for 2003, Won 849.4 billion for 2004, Won 898.6 billion for 2005 and Won 1,033.4 billion for 2006 of interconnection revenue. Following our sale of a 60% equity interest in SK Teletech to Pantech & Curitel in July 2005, our equity interest in the company was reduced to 29.1% (which subsequently became a 22.7% interest in Pantech following the merger of SK Teletech into Pantech in December 2005) and SK Teletech ceased to be our consolidated subsidiary. Following the exclusion of SK Teletech from consolidation, we no longer derive revenues from digital handset sales. See “Item 4.B. Business Overview — Interconnection”.
(2)	For more information about our other revenue, see “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview”.
(3)	Income per share of common stock is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock options in 2002 and issuance of convertible bonds in 2004, 2005 and 2006.
(4)	Working capital means current assets minus current liabilities.
(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,200 to US$1.00 as of December 31, 2002, Won 1,198 to US$1.00 as of December 31, 2003, Won 1,044 to US$1.00 as of December 31, 2004, Won 1,013 to US$1.00 as of December 31, 2005 and Won 930 to US$1.00 as of December 31, 2006, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(w) of the notes to our consolidated financial statements.
(6)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intense business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP, which may differ from Korean GAAP for these items.
(7)	Consists of investments in property, plant and equipment. Under U.S. GAAP, interest costs incurred during the period required to complete an asset or ready an asset for its intended use are capitalized based on the interest rates a company pays on its outstanding borrowings. Under Korean GAAP, beginning January 1, 2003, such interest costs are expensed as incurred. Through the end of 2002, the accounting treatment for capitalizing interest costs under Korean GAAP was consistent with that under U.S. GAAP.
(8)	Includes donations to Korean research institutes and educational organizations. See “Item 5.C. Research and Development”.
(9)	Population estimates based on historical data published by the National Statistical Office of Korea.
(10)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.
(11)	Includes regular employees and temporary employees. See “Item 6.D. Employees”.
(12)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

(13)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly weighted average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.
(14)	The average monthly revenue per subscriber excludes interconnection revenue and is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period. Including interconnection revenue, average monthly revenue per subscriber was Won 43,958 for 2002, Won 44,546 for 2003, Won 43,542 for 2004, Won 44,167 for 2005 and Won 44,599 for 2006.
(15)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	As of or for the Year Ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(In billions of Won and millions of dollars)

Net Income	~~W~~	1,301.1	~~W~~	2,062.7	~~W~~	1,553.1	~~W~~	2,027.6	~~W~~	1,880.5	US$	2,022.0
ADD: Interest income		(90.8)		(93.9)		(86.7)		(62.6)		(86.8)		(93.3)
Interest expense		396.6		387.1		291.0		226.8		241.7		259.9
Taxes		585.0		811.5		611.1		667.1		686.8		738.5
Depreciation and Amortization		1,428.8		1,511.7		1,601.9		1,553.3		1,807.4		1,943.4

EBITDA	~~W~~	3,620.7	~~W~~	4,679.1	~~W~~	3,970.4	~~W~~	4,412.2	~~W~~	4,529.6	US$	4,870.5

(1)	The conversion into Dollars was made at the rate of Won 930.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for the five years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	As of or for the Year Ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(In billions of Won and millions of dollars)

Net Income	~~W~~	1,487.2	~~W~~	1,966.1	~~W~~	1,491.5	~~W~~	1,873.0	~~W~~	1,451.5	US$	1,560.7
ADD: Interest income		(86.0)		(86.5)		(80.5)		(61.1)		(80.0)		(86.0)
Interest expense		311.1		391.5		303.4		253.5		239.1		257.1
Taxes		698.5		789.0		629.8		693.3		572.0		615.1
Depreciation and Amortization		1,543.3		1,646.3		1,741.6		1,675.5		1,698.4		1,826.2

EBITDA	~~W~~	3,954.1	~~W~~	4,706.4	~~W~~	4,085.8	~~W~~	4,434.2	~~W~~	3,881.0	US$	4,173.1

(1)	The conversion into Dollars was made at the rate of Won 930.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

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

	At End of
Year Ended December 31,	Period	Average Rate(1)	High	Low

2002	1,186	1,250	1,332	1,161
2003	1,192	1,193	1,262	1,146
2004	1,035	1,145	1,195	1,035
2005	1,010	1,023	1,060	997
2006	930	951	1,003	914

Past Six Months	High	Low
	(Won per US$1.00)

January 2007	942.2	925.4
February 2007	942.3	932.5
March 2007	949.1	937.2
April 2007	937.0	926.1
May 2007	934.0	922.3
June 2007 (through June 28, 2007)	932.3	926.1

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof).

On June 28, 2007, the noon buying rate was Won 926.6 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition in the wireless telecommunications sector in Korea. We expect competition to intensify as a result of consolidation of market leaders and the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing tariffs we can charge our subscribers. Also, continued competition from the other wireless and fixed-line service providers has resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. For 2006, our churn rate ranged from 1.3% to 2.5%, with an average churn rate of 2.0%, compared to an average churn rate of 1.8% for 2005. We cannot assure you that our churn rates will not increase in the future. In addition, increased competition may cause our marketing expenses to increase as a percentage of sales, reflecting higher advertising expenses and other costs of new marketing activities, which may need to be introduced to attract and retain subscribers.

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 49.6%, in terms of numbers of wireless service subscribers, as of December 31, 2006. Furthermore, in 2001, the Government awarded three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into us on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation, Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors, and to LG Telecom, Ltd., or LGT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services.

Since 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was then the fifth largest wireless operator in terms of numbers of wireless service subscribers. Hansol M.Com subsequently changed its name to KT M.Com and merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. KT Corporation had a 52.2% interest in KTF as of December 31, 2006. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. Future business combinations and alliances in the telecommunications industry may also create significant new competitors and could harm our business and results of operations.

In addition, in March 2006, the MIC partially lifted the prohibition on the provision of handset subsidies, in place since June 2000, with respect to subscribers meeting certain qualifications. See “— Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. This recent decision by the MIC has intensified competition among mobile service providers and increased our marketing expenses relating to the provision of handset subsidies, which could, in turn, adversely affect our results of operations.

Furthermore, the MIC has recently announced a “road map” highlighting upcoming revisions in regulations to promote deregulation of the telecommunications industry. The road map includes allowing telecommunications service providers to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service and fixed-line telephone service, at a discounted rate starting in July 2007, provided that we and KT Corporation, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. The road map also includes plans to amend the regulations and provisions under the Telecommunications Business Act by as early as October of this year to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The proposed amendment is currently being considered by the MIC. The introduction of bundled services may increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations.

We expect competition to intensify as a result of such consolidation, regulatory changes and as a result of the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors.

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless industry will likely have a material adverse effect on our financial condition, results of operation and business.

The telecommunications industry has been characterized by continuous improvement and advances in technology and this trend is expected to continue. For example, we and our competitors have implemented technology upgrades from basic code division multiple access, or CDMA, networks to more advanced high-speed wireless telecommunications networks based on CDMA 1xRTT and CDMA 1xEV/DO technology. Korean wireless telecommunications companies, including us, have also implemented newer technologies such as wide-band code division multiple access, or WCDMA, which is the 3G technology implemented by us. In 2005, we began to upgrade our WCDMA network to support high-speed download packet access, or HSDPA, technology. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. Our HSDPA-capable WCDMA network, which was completed in March 2007, supports data transmission services at significantly higher data transmission speeds than our basic CDMA, CDMA 1xRTT and CDMA 1xEV/DO networks. The more successful operation of a 3G network by a competitor, including better market acceptance of a competitor’s 3G-based services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 3G network or our other businesses.

In addition, in March 2005, we also obtained a license from the MIC to provide wireless broadband internet, or WiBro, services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices, but does not support voice transmission. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and have since expanded WiBro service to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. In 2007, we plan to extend WiBro service to “hot zone” areas in 23 cities throughout Korea. Beyond 2007, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services. As the implementation of WiBro service in Korea is relatively new, we cannot assure you that there will be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

Our business could also be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner.

Implementation of 3G and WiBro technologies has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have invested significant capital and resources to develop and implement our 3G technologies, including investments related to the commercial development of WCDMA technology, including advanced WCDMA-based technologies such as HSDPA, and the build-out of our WCDMA network. In 2006, we invested approximately Won 780.5 billion in capital expenditures related to expansion of our WCDMA network. We completed nationwide expansion of our WCDMA network, which is fully HSDPA-capable, in the first quarter of 2007. We also expect to devote additional capital resources in 2007 to enhance our 3G service quality, including through the installation of additional small cell sites and cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal, as well as the implementation of high-speed uplink packet access, or HSUPA, upgrades to our WCDMA network, which we commenced in June 2007. HSUPA technology represents yet the next stage in the evolution of the WCDMA standard. The HSUPA upgrades, which we expect to significantly improve our WCDMA network’s data uplink speeds, may be accomplished through relatively simple firmware upgrades at relatively low cost. For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

We cannot assure you that demand for our 3G services will be sufficient to recoup our aggregate capital expenditures in developing and implementing our 3G technologies, including costs related to the procurement of our IMT-2000 license and construction our WCDMA network. Several companies in other countries have announced problems following the initial implementation of their 3G services, as a result of technological glitches and difficulties with software, equipment and handset supply. We believe that we may be vulnerable to similar problems, and if such problems are not resolved effectively as they arise, our financial condition or results of operations could be adversely affected. Also, we cannot assure you that there will be sufficient demand for our 3G services, as a result of competition or otherwise, to permit us to recoup or profit from our investment.

We have also made, and intend to continue to make, capital investments to develop and launch our WiBro services. In addition to the Won 117.0 billion WiBro license fee we paid to the MIC in March 2005, we spent Won 53.4 billion in capital expenditures in 2006 to build and expand our WiBro network. We plan to spend additional amounts to expand our WiBro network in 2007, and may make further capital investments related to our

WiBro service in the future. Our WiBro-related investment plans are subject to change, and will depend, in part, on market demand for WiBro services, the competitive landscape for provision of such services and the development of competing technologies. We cannot assure you that there will be sufficient demand for our WiBro services, as a result of competition or otherwise, to permit us to recoup or profit from our WiBro-related capital investments. KT Corporation commercial launched its WiBro service in 2006. The more successful operation of a WiBro network by KT Corporation, or another competitor, including better market acceptance of a competitor’s WiBro services, could also materially and adversely affect our business.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

As a part of our growth strategy, we plan to selectively seek business opportunities abroad. In February 2005, we established a joint venture company, UNISK Information Technology Co., Ltd., with China Unicom Ltd., China’s second largest mobile operator, to market and offer wireless data service in China. In July 2006, we also acquired US$1 billion in aggregate principal amount of bonds convertible into a 6.67% equity interest in China Unicom. We also have ongoing projects in Vietnam and Mongolia. In addition, in May 2006, HELIO, our joint venture with EarthLink, a major Internet service provider in the United States, launched cellular voice and data services across the United States. HELIO may require further investment from us, as well as continued cooperation and coordination with our joint venture partner, EarthLink. We continue to seek other opportunities to expand our business abroad, particularly in Asia and the United States, as such opportunities present themselves. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Our Services — Global Business”.

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses, including by developing and improving our wireless data, multimedia, mobile commerce and Internet services. We will need to respond to market and technological changes and the development of services which we may have little or no experience in providing. Entering into these new businesses and regions, in which we have limited experience, may require us to make substantial investments and no assurance can be given that we will be successful in our efforts. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MIC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2006 was approximately 83.2%, which is high compared to many industrialized countries. Therefore, it is unlikely that the penetration rates for wireless telecommunications service in Korea will grow significantly. As a result of the already high penetration rates in Korea for wireless services coupled with our large market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition and results of operations.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. We have been allocated 2 x 22.5 MHz of spectrum in the 800 MHz band. As a result of bandwidth constraints, our CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area, although capacity constraints are not as severe for transmissions utilizing CDMA 1xEV/DO technology. While we believe that we can address this issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business and results of operations.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. This trend has been offset in part by the implementation of CDMA 1xEV/DO upgrades to our CDMA 1xRTT network and, more recently, the completion of our HSDPA-capable WCDMA network, which both enable more efficient usage of our bandwidth than was possible on our basic CDMA and CDMA 1xRTT networks. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless services. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We estimate that we will spend approximately Won 1.55 trillion for capital expenditures in 2007 for a range of projects, including investments in our backbone networks (and our WCDMA and WiBro networks in particular), investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. We completed nationwide expansion of our HSDPA-capable WCDMA network in the first quarter of 2007 and plan to make further WCDMA-related investments in 2007 to improve our 3G service quality, including through improvements to subterranean and indoor reception quality and HSUPA upgrades. In 2007, we also plan to expand our WiBro service to “hot zone” areas in 23 cities. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources”.

At December 31, 2006, we had approximately Won 985.5 billion in contractual payment obligations due in 2007 of which almost all involve repayment of debt obligations. See “Item 5.F. Tabular Disclosure of Contractual Obligations”.

We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have, in the past, obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Inability to fund such capital expenditure requirements may have a material adverse effect on our financial condition, results of operations and business. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Termination or impairment of our relationship with a small number of key suppliers for network equipment and for leased lines could adversely affect our results of operations.

We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd. and LG Nortel Co., Ltd. To date, we have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV/DO networks from Samsung Electronics and substantially all of the equipment for our WCDMA network, including the software and firmware used to implement HSDPA and HSUPA upgrades, from Samsung Electronics and LG Nortel. In addition, to date, we have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We believe

Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in maintenance and upkeep of the CDMA 1xRTT, CDMA 1xEV/DO and WCDMA networks, as well as in the planned expansion of our WiBro network. With respect to the introduction of 3G services, various wireless telecommunications service providers globally have had difficulty in obtaining adequate quantities of various types of 3G equipment from suppliers. Inability to obtain the needed equipment for our networks in a timely manner may have an adverse effect on our business, financial condition and results of operations.

In addition, we rely on KT Corporation and SK Networks to provide a substantial majority of the transmission lines we lease. As of December 31, 2006, KT Corporation and SK Networks provided approximately 11.0% and 66.0%, respectively, of such leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

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

All of our businesses are subject to extensive governmental supervision and regulation. The MIC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some degree of tariff reductions in response to MIC recommendations. After discussions with the MIC, we began to provide Caller ID service to our customers free of charge from January 1, 2006. In addition, after discussions with the MIC, effective September 1, 2004, we reduced our monthly plan-based fees by 7.1%. Based on the MIC’s recommendation, in January 2007, we and other wireless telecommunications providers, including KTF and LGT, reduced usage fees for wireless Internet services by 30%.

The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. The MIC has adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing 3G services. The MIC may impose similar restrictions on the choice of technology used in future telecommunications services and we can give no assurance that the technologies promoted by the Government will provide the best commercial returns for us. In addition, the MIC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. We believe we are currently in compliance with the material terms of all our cellular licenses, including our IMT-2000 and WiBro licenses.

Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Our interconnection arrangements, including the interconnection rates we pay and interconnection rates we charge, affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements, including interconnection policies relating to interconnection rates in Korea, and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. See “Item 4.B. Business Overview — Interconnection — Domestic Calls”.

In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In accordance with the plan published by the MIC, the number portability system was adopted by us first, starting from January 1, 2004. KTF and LGT were required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively. In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC has required all new subscribers to be given numbers with the ‘010’ prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including ‘011’ for our cellular services.

We believe that the use of the common prefix identification system has posed, and continues to pose, a greater risk to us compared to the other wireless telecommunications providers because, historically, ‘011’ has had high brand recognition in Korea as the premium wireless telecommunications service. The MIC’s adoption of the number portability system has resulted in and could continue to result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing as a result of maintaining the number portability system, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Number Portability”.

In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in past years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. The MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing any such handset subsidies since June 2000. The MIC has, on several occasions between March 2002 and April 2007, imposed various types of sanctions and fines against us and the other wireless service providers for violating restrictions on providing handset subsidies and other activities that were deemed to be disruptive to fair competition. We paid the fines and believe that we have complied in all material respects with the other sanctions imposed by the MIC. For details on these and other Government penalties, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”. Beginning in March 2006, the MIC partially lifted its prohibition on the provision of handset subsidies and began to allow mobile service providers to grant subsidies to certain qualifying subscribers who purchase new handsets. We currently provide subsidies of between Won 40,000 and Won 260,000 with respect to CDMA-capable handsets and Won 70,000 and Won 350,000 with respect to WCDMA-capable handsets, to subscribers meeting certain subscription requirements. As a result of the MIC’s recent decision to allow handset subsidies, we have faced increased competition from other mobile service providers. The provision of handset subsidies has increased, and may continue to increase, our marketing expenses, which in turn, has had, and may continue to have, a material adverse effect on our results of operations.

In addition, the MIC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MIC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the MIC could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses.

We are subject to additional regulation as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The MIC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. We are currently designated by the MIC as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulation to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MIC to change our existing rates or introduce new rates while our competitors may generally change their rates or introduce new rates at their discretion. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. As of

December 31, 2006, our standard peak usage charge rate was approximately 11.1% higher than those charged by our competitors. We could also be required by the MIC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KTF and LGT. The MIC also awarded the IMT-2000 license to provide 3G services to LGT at a fee lower than our license fee and on terms generally more favorable than the terms of our license.

In addition, in connection with our merger with Shinsegi Telecomm, Inc. in January 2002, the MIC imposed on us several ongoing post-merger conditions that we were required to observe until the end of 2004. In May 2004, a policy advisory committee to the MIC found that our market dominance may significantly restrict competition in the telecommunications market. In addition, the committee also reported its belief that we had provided handset subsidies in violation of certain of the post-merger conditions. In June 2004, the MIC fined us Won 11.9 billion in respect of our allegedly improper subsidy of handset purchases and extended our compliance period with respect to the post-merger conditions mentioned above, through the end of 2006. We no longer remain subject to these post-merger conditions. In April 2007, the MIC also imposed fines on us, KTF, LGT and KT of Won 7.5 billion, Won 5.8 billion, Won 4.7 billion and Won 1.6 billion, respectively, for allegedly improperly providing handset subsidies. We paid such fines in May 2007.

We also qualify as a “market-dominating business entity” under the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on various conditions, one of which was that our and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. Although we are not currently subject to any market share limitations, we have voluntarily undertaken to limit our market share to 52.3%, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002, until the end of 2007. We can give no assurance that the Government will not impose restrictions on our market share in the future or that we will not undertake to voluntarily restrict our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded.

In May 2006, the FTC imposed fines of Won 660 million on each of KTF and us and Won 462 million on LGT for alleged collusion in terminating optional flat-rate subscription plans. In December 2006, the FTC fined us Won 330 million in respect of certain allegedly anti-competitive tactics we employed in connection with MelOn, our digital music portal. We paid such fine in April 2007.

The additional regulation to which we are subject has affected our competitiveness in the past and may materially hurt our profitability and impede our ability to compete effectively against our competitors in the future.

Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.

Charges of financial statement irregularities by certain directors and executives at SK Networks culminated in the resignation of four of our board members and executives in March 2004, although none of these resignations were related to any allegations of wrongdoing in connection with their role in our business. We were not implicated in any of the charges against SK Networks’ management. However, continuing financial difficulties at SK Networks could result in our having to look for alternative sources for handset distribution and fixed network line needs. In February 2004, Mr. Kil Seung Son and Mr. Tae Won Chey, who both received prison terms of three years in the court of first instance and appealed to the Seoul High Court in connection with allegations of financial misconduct at SK Networks, resigned from our board of directors, along with Mr. Moon Soo Pyo, our president at the time, and Mr. Jae Won Chey, our executive vice president at the time. See “Item 6.A. Directors and Senior Management — Involvement In Certain Legal Proceedings”.

In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by Won 1.1 trillion and overstated its profits by Won 1.5 trillion. These banks agreed to a temporary rollover of approximately Won 6.6 trillion of SK Networks’ debt until June 18, 2003 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan which, among other things, allowed the foreign creditors to have their debts repaid at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately Won 1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a Won 850 billion debt-for-equity swap. SK Networks graduated from its debt restructuring program in April 2007.

SK Networks also serves as a distributor of handsets manufactured by third parties to our nationwide network of dealers. SK Networks was also the exclusive distributor of all of the handsets sold by our former subsidiary, SK Teletech, prior to our sale of the company to Pantech & Curitel in July 2005. Samsung Electronics Co. Ltd., LG Electronics Inc., Motorola Korea, Inc. and Pantech & Curital suspended their supply handsets to SK Networks for two to three weeks in April 2003 because of the credit risk of SK Networks. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Although we believe that handset manufacturers will be able to find another distributor to replace SK Networks in the event SK Networks is no long able to distribute handsets, there may be difficulties in efficiently distributing handsets to our subscribers and other customers in the short term.

In addition, as of December 31, 2006, we leased approximately 66.0% of our leased lines from SK Networks. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”. If there is a material disruption of SK Networks’ ability to maintain and operate this business due to its financial difficulties, we may need to seek alternative sources, which may result in a disruption of our services in the short term, which, in turn, may have a material adverse effect on our business.

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

We generate substantially all of our revenue from operations in Korea. Our future performance will depend in large part on Korea’s future economic growth. As a result, we are subject to economic, political, legal and regulatory risks specific to Korea. Beginning in mid-1997, Korea experienced a severe financial and economic downturn. The downturn was characterized by, among other things, significant corporate failures, declining consumer confidence, instability in the financial sector, credit and liquidity concerns and volatility in the domestic financial and currency markets.

Any future deterioration of financial or economic conditions in Korea, especially if it has a material negative impact on consumer spending or the availability or cost of funding, could adversely affect the Company’s financial condition and results of operations. Developments that could hurt the Korean economy in the future include, among others:

•	a deterioration of the Korean consumer or corporate sector;

•	a failure of the restructuring of large troubled chaebols or companies;

•	adverse changes or volatility in commodity prices (including an increase in oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

•	adverse developments in the economies of countries such as the United States and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that result in a loss of confidence in the Korean economy;

•	an increase in lay-offs or unemployment rates or a reduction in income levels, which could adversely affect consumer spending or lead to social or labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together lead to an increased Government budget deficit;

•	political uncertainty or increasing strife among and within political parties in Korea, particularly in the lead-up to the presidential elections in late 2007;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including as a result of trade disputes or disagreements in foreign policy; and

•	an increase in the level of tensions or an outbreak of hostilities between Korea and North Korea.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 24.0% of our total consolidated long-term debt, including current portion, as of December 31, 2006; and

•	an increase, in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.

Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the Stock Market Division of the Korea Exchange, or the KRX Stock Market. These fluctuations also will affect:

•	the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of the shares; and

•	the secondary market price of the ADSs.

For historical exchange rate information, see “Item 3.A. Selected Financial Data — Exchange Rate”.

Increased tensions with North Korea could have an adverse effect on us and the prices of our common stock and the ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide emergency energy assistance of 50,000 tons of heavy fuel oil to North Korea in the initial phase.

There can be no assurance that the February 2007 accord will be implemented as agreed or the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension could have an adverse effect on our operations.

If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

There is currently a 49% limit on the aggregate foreign ownership of our issued shares. Under a newly adopted amendment to the Telecommunications Business Act, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of December 31, 2006, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.8%, of our issued shares. If SK Corporation were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2006, which we believe was 47.5%) would exceed the 49% ceiling on foreign shareholding. As of December 31, 2006, a foreign investment fund and its related parties collectively held a 6.1% stake in SK Corporation. Also see, “Item 7.A. Major Shareholders” regarding the expected corporate reorganization of SK Corporation. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

If our aggregate foreign shareholding limit is exceeded, the MIC may issue a corrective order to us, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, if SK Corporation is considered a foreign shareholder, it may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years.

The amendment to the Telecommunications Business Act in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. For a description of further actions that the MIC could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

If our convertible notes are converted by foreign holders and the conversion would cause a violation of the foreign ownership restrictions of the Telecommunications Business Act, or in certain other circumstances, we may sell common stock in order to settle the converting holders’ conversion rights in cash in lieu of delivering common stock to them, and these sales might adversely affect the market price of our common stock or ADRs.

In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. As of March 31, 2007, these convertible notes were convertible by the holders into shares of our common stock at the rate of Won 211,943 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

Sales of our shares by companies in the SK Group, POSCO and/or other large shareholders may adversely affect the prices of our common stock and ADSs.

Sales of substantial amounts of shares of our common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of the shares of our common stock or ADSs or our ability to raise capital through an offering of our common stock.

As of December 31, 2006, POSCO owned 2.9% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders”. Companies in the SK Group, which collectively owned 23.1% of our issued common stock as of December 31, 2006, may sell their shares of our common stock in order to comply with the Fair Trade Act’s limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX Stock Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports and omission of material information in such documents; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock on deposit, which was 1,688,842 shares as of May 31, 2007, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of association or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock on October 7, 2002. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may suffer dilution of his equity interest in us.

The Korean Commercial Code and our articles of association require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

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

After the exchange of ADSs into our underlying common shares, seller or purchasers of the underlying common shares may have to pay securities transaction tax upon the transfer of the shares.

Under Korean tax law, transfer of a company’s common shares after the exchange of ADSs into our underlying common shares of will be subject to securities transaction tax (including an agricultural and fishery special tax) at the rate of 0.3% of the sales price if traded on the KRX Stock Market.

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

Failing to report, or under-reporting, the securities transaction tax will result in a penalty of between 10% to 40% of the actual tax amount due, depending on the nature of the improper reporting. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of the tax payment period to the day of the issuance of the tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation. See “Item 10.E. Taxation — Korean Taxation”.

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

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the art wireless technologies. We have also strengthened our global competitiveness by expanding into key overseas markets and we continue to look outside Korea for investment and growth opportunities. As of December 31, 2006, we had approximately 20.3 million subscribers throughout Korea, of which 19.6 million owned data-capable handsets, which are handsets that support cellular voice and data transmission. As of December 31, 2006, our share of the Korean wireless market was approximately 50.4%, based on number of subscribers, according to the MIC.

We provide our wireless telecommunications services principally through backbone networks using CDMA and WCDMA technology. We first introduced digital cellular service using CDMA technology in January 1996 and substantially completed the geographic build-out of our basic CDMA network in 1998. Our basic CDMA network covers approximately 99% of the Korean population. In October 2000, we became the world’s first wireless operator to commercially launch CDMA 1xRTT, a 2G CDMA-based technology for high-speed wireless data transmissions, which was upgraded to support an even more advanced CDMA-based technology, called CDMA 1xEV/DO, in 2004. Our CDMA 1xRTT/CDMA 1xEV/DO network currently covers 84 cities nationwide, or approximately 90% of the Korean population. In December 2000, the MIC awarded to a consortium we led the right to acquire an IMT-2000 license to develop, construct and operate a 3G network and we commenced construction of a 3G network based on WCDMA technology in 2003. We completed the nationwide build-out of an HSDPA-capable WCDMA network in March 2007. Our WCDMA network covers approximately 99% of the Korean population.

In addition to our CDMA- and WCDMA-based voice and data telecommunications services, we also provide wireless broadband Internet access through our WiBro service. WiBro enables two-way wireless broadband Internet access, primarily to portable computers, but also to mobile phones and other portable devices. WiBro generally does not, however, support voice transmission. We received our WiBro license from the MIC in March 2005 and began construction of a WiBro network in 2006. We currently provide WiBro service to 24 “hot zone” areas in seven cities in Korea. “Hot zone” areas are districts and neighborhoods that are characterized by high levels of wireless data traffic, primarily financial districts and university environs.

Our advanced and extensive wireless telecommunications infrastructure has enabled us to offer high quality cellular voice transmission services at competitive prices, as well as to develop and deploy an increasingly sophisticated range of wireless data and multimedia products and services, including wireless Internet services, in step with technological advancements and growing consumer demand. We believe our network infrastructure also provides us with a competitive advantage in pioneering new business opportunities created by digital convergence.

On May 31, 2007, we had a market capitalization of approximately Won 16.4 trillion (US$17.7 billion, as translated at the noon buying rate of June 28, 2007) or approximately 1.76% of the total market capitalization on the KRX Stock Market, making us the eighth largest company listed on the KRX Stock Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd., under the laws of Korea. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, Shinsegi, which was then the third-largest wireless telecommunications service provider in Korea, was merged into us. Our registered office is at 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea and our telephone number is 82-2-6100-2114.

Korean Telecommunications Industry

Established in March 1984, we became the first wireless telecommunications service provider in Korea. We remained the sole provider of wireless telecommunications services until April 1996, when Shinsegi commenced cellular service. The Government began to introduce competition into the fixed-line and wireless telecommunications services markets in the early 1990’s. During this period, the Government allowed new competitors to enter the fixed-line sector, sold a controlling stake in us to the SK Group, and granted a cellular license to our first competitor, Shinsegi. In October 1997, three additional companies, KTF, LGT, and Hansol PCS, began providing wireless services under Government licenses granting them the right to provide wireless telecommunications services.

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4.B. Business Overview — Competition”. Thus, there are currently three providers of wireless voice telecommunications services in Korea, us, KTF, which is a subsidiary of KT Corporation, and LGT. According to the MIC, as of December 31, 2006, we had 50.4% market share of the Korean wireless telecommunications market in terms of subscribers, while KTF and LGT had market shares of 32.1% and 17.5%, respectively.

In December 2000, the MIC awarded to two companies the right to receive a license to provide 3G services using WCDMA, an extension of the Global System for Mobile Communication standard for wireless telecommunications, which is the most widely used wireless technology globally. These rights were awarded to two consortia of companies, one led by our former subsidiary, SK IMT Co., Ltd., and the other to a consortium that included KT Corporation. SK IMT Co., Ltd. was merged into us on May 1, 2004. The right to acquire an additional license to operate a network using CDMA2000 technology was awarded to LGT in August 2001, but was later revoked in July 2006.

A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LGT. From July 2004, a two-way MNP was implemented so that KTF subscribers could transfer to us and LGT. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2004, 2005 and 2006, approximately 2.1 million, 2.2 million and 2.9 million, respectively, of our subscribers transferred to our competitors. Approximately 700,000 and 800,000 of LGT’s subscribers in 2005 and 2006, respectively and approximately 600,000, 1.5 million and 2.0 million in 2004, 2005 and 2006, respectively, of KTF’s subscribers migrated to our service.

In January 2005, the Government granted KT Corporation and us a license to offer WiBro service. KT Corporation currently offers WiBro service throughout the Seoul metropolitan area and in certain areas in Gyunggi Province. According an MIC report published in April 2006, the number of WiBro subscribers is expected to rise to more than 8 million subscribers by the end of 2010.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 47.9 lines per 100 population as of December 31, 2006, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 83.2 subscribers per 100 population as of December 31, 2006. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of or for the Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands, accept for per population amounts)

Population of Korea(1)	47,615	47,849	48,082	48,294	48,297
Wireless Subscribers(2)	32,342	33,592	36,586	38,342	40,197
Wireless Subscribers per 100 Population	67.9	70.2	76.1	79.4	83.2
Telephone Lines in Service(2)	23,490	22,877	22,871	22,920	23,119
Telephone Lines per 100 Population	49.3	47.8	47.6	47.5	47.9

(1)	Source: National Statistical Office of Korea
(2)	Source: MIC

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 83.2% as of December 31, 2006 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 40.2 million as of December 31, 2006.

The following graph sets forth the wireless penetration rates for countries in the Asia Pacific region as of December 31, 2006.

Asia Pacific Wireless Penetration Rates as of December 31, 2006(1)

Source: Merrill Lynch Global Wireless Matrix 4Q06.

(1)	Percentages may differ depending on method selected for determining population.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals. As of December 31, 2006, approximately 19.6 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing advanced wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands)

Number of Wireless Internet Enabled Handsets	29,085	31,431	35,017	37,202	38,894
Total Number of Wireless Subscribers	32,342	33,592	36,586	38,342	40,197
Penetration of Wireless Internet Enabled Handsets	89.9%	93.6%	95.7%	97.0%	96.8%

Source: MIC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to the Korea Network Information Center, or KRNIC, the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 34.1 million at the end of 2006, a 35.0% compound annual growth rate. From the end of 2001 to the end of 2006, the number of broadband Internet access subscribers increased from approximately 7.8 million to approximately 14.0 million, a 12.4% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	As of December 31,
	2002	2003	2004	2005	2006

Number of Internet Users(1)	26,270	29,220	31,580	33,010	34,120
Number of Broadband Subscribers(2)	10,405	11,172	11,921	12,191	14,043

(1)	Source: KRNIC.
(2)	Source: MIC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had approximately 20.3 million subscribers as of December 31, 2006 and our share of the Korean wireless market was approximately 50.4%, based on the number of subscribers, according to the MIC. We provide the following core services:

•	Cellular voice services. We provide wireless voice transmission services to our subscribers through our backbone cellular networks and also offer wireless global roaming services though service agreements with various foreign wireless telecommunications service providers. (Accordingly, while “cellular voice services” principally refer to our core wireless voice transmission services, they also comprise our wireless global voice and data roaming services.)

•	Wireless data services. We also provide wireless data transmission services, including wireless Internet access services, which allow subscribers to access a wide range of online digital contents and services, as well as to send and receive text and multimedia messages, using their mobile phones.

•	Digital convergence and new businesses. We have pioneered new services that reflect the growing convergence between the telecommunications sector and other industries, including satellite DMB service, which enables satellite broadcasting to mobile devices, “Telematics” service, which makes use of global positioning system, or GPS, technology and “Digital Home” service, which brings home maintenance and security into the mobile digital era.

In addition, we actively participate in various overseas markets, including in the United States, China, Vietnam and Mongolia.

We provide our core services through our proprietary backbone networks based on CDMA and WCDMA technology. We also offer wireless data transmission and wireless Internet access services through our WiBro network. For more information on our backbone networks, see “— Digital Cellular Network”.

Our Business Strategy

Core Business Strategies

We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and that the industry will be characterized by rapid technological change, reduced regulatory barriers and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining and consolidating our leading position in the Korean market for wireless services, including wireless voice and data transmission services, as well as by leveraging our competitive strengths to exploit new opportunities arising from increasing digital convergence and the globalization of the telecommunications market.

Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services, including in connection with our development of new and advanced wireless technologies. We believe we have the most extensive and advanced wireless telecommunications network in Korea and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network and are currently expanding the coverage area of our WiBro service. In June 2007, we also began HSUPA upgrades to our WCDMA network. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top quality service, enable us to more quickly introduce the latest wireless telecommunications products and services and allow us to efficiently implement new wireless technologies as market opportunities arise.

•	Offer a broad range of new and innovative wireless data contents and services. We plan to improve the service quality and expand the range of our wireless data contents and services, principally through our integrated wireless and fixed-line Internet portal, NATE, with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, as well as wireless access to financial-related contents and services, or “m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers.

•	Leverage our extensive network infrastructure, technical know-how and leading market position to create new opportunities that arise from an increasingly convergent and ubiquitous era in mobile communications and to pioneer new businesses. We believe we are a leader in the development and implementation of wireless technologies in Korea and that convergence among communications technologies, as well as between telecommunications and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure, know-how and extensive subscriber base will provide a competitive advantage. We further believe that digital convergence will support demand for increasingly integrated products and services. We plan to leverage our competitive strengths in the wireless telecommunications sector to ensure we continue to maintain a leading market position in the increasingly integrated digital media space, including by improving our existing “convergent” services, such as Telematics and Digital Home, as well as the DMB satellite broadcasting service operated by our subsidiary, TU Media, and by developing new products and services.

•	Continue global expansion by seeking opportunities in overseas markets. We continue to seek opportunities to expand into various overseas markets. In light of the high saturation of the Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth. We plan to leverage our homegrown technical expertise and operational know-how to gain entry into foreign markets — particularly those with less mature and/or rapidly growing wireless telecommunications sectors. To this end, we have made selective majority and minority investments in mobile telecommunications companies operating in key foreign markets and formed strategic alliances with many leading international telecommunications service providers. We have also actively participated in regional and international cooperative organizations to reinforce our global competencies and keep pace with advancements in overseas telecommunications markets. In addition, we believe that our continued expansion into international markets will better position us to ensure that our network technologies and wireless applications remain compatible with emerging global standards. We believe this will provide us with a competitive advantage as the wireless telecommunications paradigm moves toward increasingly interconnected regional networks responsive to growing consumer demands for seamless universal access to wireless products and services.

Our Services

We offer wireless digital voice and data transmission services via networks that are, collectively, accessible to approximately 99% of the Korean population. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers.

We first introduced digital cellular service using CDMA technology in January 1996 and substantially completed the geographic build-out of our basic CDMA network in 1998. In October 2000, we began offering 2G wireless voice and data transmission services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology that enables data transmission at speeds up to 144 Kbps, compared to a maximum data transmission speed of 64Kbps for our basic CDMA network. Beginning in 2002, we launched an upgrade of our CDMA 1xRTT network to an even more advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO technology enables data transmission at speeds up to 2.4 Mbps and also allows us to use our spectrum more efficiently. In particular, CDMA 1xEV/DO’s faster transmission speed enables us to provide more advanced wireless data services, such as streaming video and audio services. We completed a full upgrade of our CDMA 1xRTT network to CDMA 1xEV/DO technology in 2004. Our CDMA 1xRTT/CDMA 1xEV/DO network currently covers 84 cities nationwide, or approximately 90% of the Korean population.

We launched WCDMA services, our 3G wireless voice and data transmission services, in 2003. In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. This recently completed WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. We believe these enhanced transmission capabilities may encourage increased subscriber usage of our wireless data transmission services.

We also began to offer wireless broadband Internet access through our WiBro service in May 2006. A data-only transmission technology, WiBro supports wireless data transmission at even higher speeds than possible on our WCDMA network. We believe that our WiBro service will complement our other wireless telecommunications services by allowing us to enhance our data transmission service options in metropolitan areas where there is a high demand for large packet data services, particularly wireless Internet access. We currently offer WiBro service in 24 “hot zone” areas within seven cities in Korea.

For a more complete discussion of our backbone networks, see “— Digital Cellular Network” below.

Cellular Voice Services

Our cellular voice services, which comprise basic wireless voice transmission services and related “value-added” services, as well as global roaming services, remain our core business area. We derive revenues from our cellular voice services principally through initial subscription fees, plan-specific monthly fees, usage fees and value-added service fees. For a more complete description of the fees we charge, see “— Revenues, Rates and Facility Deposits” below.

To complement our basic voice transmission services, in recent years, we have begun to offer increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2006 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service; and services that alert subscribers when a dialed number that was engaged when first dialed, is no longer engaged.

We also offer cellular global roaming services through service agreements with various foreign wireless telecommunications service providers. Global roaming services allow subscribers traveling abroad to make and receive calls, often using their regular mobile phone numbers. Subscribers using EV/DO- and WCDMA-capable handsets are able to make and receive calls using their regular mobile phone number without changing their handsets.

Our global roaming service is offered in three basic technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. We currently offer CDMA voice roaming services in 18 countries, including countries in Asia, North America, the Middle East and Australasia; GSM voice roaming services in 105 countries, including countries in Europe, North America, Africa and Asia; and WCDMA voice roaming services in 33 countries, including countries in Asia, Europe, the Middle East and Africa. In addition, we offer CDMA global data roaming services in 6 countries, including China, Japan, Taiwan, Thailand, Guam and Saipan, and WCDMA global data roaming services in 32 countries in Asia, Europe, the Middle East and Africa. In 2006, approximately 2.1 million subscribers utilized our global roaming services.

In addition, we provide interconnection service to connect our networks to domestic and international fixed-line and other wireless networks. See “— Interconnection” below.

Wireless Data Services (including Wireless Internet Services)

Our wireless data transmission services represent a key and growing business area. We currently offer our subscribers wireless data communications services, as well as wireless access to a wide variety of digital content and services, including Internet-based content and services. We intend to continue to build our wireless data services as a platform for growth, extending our portfolio of wireless data services and developing new content for our subscribers.

SMS and MMS Services.  We provide wireless data communication services, including our basic short text message service, or SMS, which allows subscribers to send and receive short text messages to and from their mobile phones. SMS, which is also known as our “phone mail” service, continues to be one of our most popular data transmission services. In addition to text-only SMS, we also offer a multimedia message service, or MMS. MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA 1 x EV/DO network, the implementation of 3G technology has significantly increased the quality, speed and range of our multimedia message services.

Wireless Internet Services.  In addition to our wireless data communications services, we also offer our subscribers wireless access to the Internet, primarily through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our cellular network and the Internet. Through our NATE portal, subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. As of December 31, 2006, approximately 19.6 million, or 96.7%, of our subscribers owned WAP-enabled handsets capable of accessing our CDMA 1xRTT network, or any of our more advanced networks.

•	Wireless Entertainment Services: We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific portal sites that we operate, including:

➢	MelOn, a music portal that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones, as well as fixed-line devices, such as personal computers. As of December 31, 2006, we had approximately 7.3 million subscribers to our MelOn service;

➢	GXG, a 3D mobile game, which allows subscribers to download advanced 3D games to mobile phones and other wireless devices equipped with a mobile gaming-specific chip. We currently offer more than 78 3D mobile games; and

➢	Cizle, a movie portal, which provides subscribers access to a broad range of movie-related contents. As with our MelOn service, we operate an integrated wireless and fixed-line Cizle website, which subscribers can access using both wireless and fixed-line devices. Subscribers can also purchase movie tickets through our Cizle portal. We had approximately 73,000 subscribers to our Cizle service as of December 31, 2006.

➢	Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our subsidiary SK Communications. For a more detailed description of the fixed-line Cyworld portal, see “— Other Products and Services — Other Portal Services — Community Portal Service”.

Since November 2002, we have also provided our subscribers access to multimedia content through “June”, a wireless data service that provides streaming content, primarily using our CDMA 1xEV/DO technology. Content provided through the June service includes digital video and music downloads; television programs, which can be viewed real-time; June subscribers with EV/DO- or WCDMA-capable handsets can also access the Internet through NATE. As of December 31, 2006, June had more than 10 million subscribers.

•	Wireless Financial Services: We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial businesses include:

➢	Moneta, a financial portal that allows subscribers to use their mobile phones to access an array of financial contents and services relating to securities trading, insurance, real estate and personal asset management;

➢	Mobile T-money service, a mobile payment technology that allows subscribers to use their mobile phones to pay for public transportation fares in lieu of cash payment or pre-paid transportation cards. Mobile T-money service requires a WCDMA-capable handset with a built-in universal subscriber identity module, or USIM, card;

➢	M-Bank, a banking portal, which provides access to certain electronic banking services operated by participating commercial banks, and, accordingly, enables subscribers to perform certain banking transactions, such as wire transfers and account inquiries, through their mobile phones; and

➢	NATE Auction, a real-time auction platform that allows subscribers to sell or bid on items using their mobile phones and other wireless devices.

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

Satellite DMB Business.  In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, we are committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite. The total cost is expected to be approximately Won 92.0 billion, of which our committed amount is approximately Won 31.9 billion. DMB technology allows broadcasting of multimedia content through transmission by satellite to various mobile devices. For example, DMB technology allows users to view satellite television broadcasts on portable handsets or vehicle-mounted televisions that are enabled to receive DMB transmission. We believe that this business will enable us to improve the breadth of wireless multimedia services that we already offer and remain competitive in the face of increasing convergence in the telecommunications and broadcasting industries.

We launched a DMB satellite in March 2004. In October 2004, we granted the right to use the DMB satellite to our then-affiliate, TU Media. TU Media began to provide commercial satellite DMB service in May 2005 and today remains Korea’s sole operator of satellite digital mobile broadcasting services. TU Media currently offers a range of broadcast content including education, games, drama, music, news and culture over more than 34 channels. As of December 31, 2006, TU Media had more than one million subscribers.

In February 2007, we purchased 4,615,798 new shares of TU Media for Won 32.4 billion, increasing our equity interest from 29.6% as of December 31, 2006 to 32.7%. Following this equity investment, TU Media became our consolidated subsidiary. We are TU Media’s largest shareholder.

Telematics Service.  In February 2002, we introduced a Telematics service called NATE Drive. NATE Drive is an interactive navigation service that uses GPS technology and our NATE platform to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices, including vehicle-mounted devices.

We believe that Telematics also creates opportunities for synergy between mobile telecommunications and other industries. Under an agreement entered into in April 2002 with Renault Samsung Motors and Samsung Electronics, we are co-developing a customized Telematics system for use in Renault Samsung vehicles and, under a separate agreement entered into in October 2006 with GM Daewoo Auto and Technology Co., Ltd., we are co-developing a customized Telematics system for use in GM Daewoo vehicles. The implementation of more advanced 3G transmission technologies has also facilitated the increased integration of our wireless platforms customized for vehicular use and, in particular, created synergies between our Telematics services and DMB satellite broadcasting services. Subscribers may receive Telematics services and DMB satellite broadcasting services through a single, integrated vehicle-mounted device.

We also see potential applications of Telematics technology in the tourism industry. In December 2004, we launched Telematics service on Jeju Island and, in August 2005, were selected as the pilot Telematics service provider for Jeju Island as part of the MIC and Jeju Island’s joint effort to showcase the island as a model for Telematics service.

Digital Home.  In April 2004, we, along with 40 other companies, formed the SKT Digital Home Consortium, sponsored by the MIC. In August 2006, we began to pilot test Digital Home services, which allow homeowners to access, monitor and control certain electronic-based home appliances and other functions remotely through their mobile phones, within five districts in metropolitan Seoul. We expect to launch full commercialization of Digital Home services in Seoul by the end of 2007.

Global Business

We actively participate in various overseas markets, particularly in the United States, China, Vietnam and Mongolia. We continue to seek opportunities to expand our global business, primarily through joint ventures and other strategic alliances with local partners.

Our global business strategy is to focus primarily on those regions in which we have already made strategic investments. However, we will also continue to study new opportunities for expansion into new regions abroad.

United States.  On March 24, 2005, we and EarthLink completed the formation of HELIO, LLC. (formerly named SK-EarthLink LLC.), a Delaware limited liability company, to provide wireless voice and data services in the United States. We, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the United States, have committed to make cash contributions of US$220 million in aggregate amount in HELIO by the end of 2007. EarthLink has committed to contribute cash of US$180 million in aggregate amount, as well as non-cash assets valued at US$40 million, in HELIO by the end 2007. As of March 31, 2007, we had invested US$214 million in HELIO. We expect to invest the remaining US$6 million by the end of 2007. As of December 31, 2006, we had a 48.1% equity interest in HELIO.

HELIO is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to wireless consumers by renting networks from network operators. HELIO commercially launched its MVNO services extensively across the United States in May 2006. HELIO taps into the previously under-served but rapidly growing wireless data, entertainment, and voice market in the United States, also leverages our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. As of December 31, 2006, HELIO had more than 70,000 subscribers.

Since December 2004, we have been offering our COLORing solution to Verizon Wireless, a major mobile phone service provider in the United States. As an application service provider, we receive an agreed percentage of Verizon’s COLORing service related revenues.

China.  In February 2004, we and China Unicom, the second largest telecom operator and the only CDMA-based telecommunications service provider in China, established a joint venture company called UNISK Information Technology Co., Ltd., with an aggregate initial investment of approximately US$6 million. We own a 49% stake of UNISK and China Unicom holds a 51% stake. UNISK offers wireless Internet service in China under a brand name that means “community of young elites” in Chinese. In addition, on July 5, 2006, we purchased US$1 billion in aggregate principal amount of zero coupon convertible bonds issued by China Unicom, convertible into 899,745,075 common shares of China Unicom, which would represent, following conversion, a 6.67% equity interest in that company. The conversion rights are exercisable from the first anniversary of the issuance of the convertible bonds, or July 5, 2007, to seven days prior to the maturity date of the convertible bonds or, July 5, 2010.

In July 2004, we, through our subsidiary U-Land Company Ltd., acquired ViaTech, an Internet portal service and mobile contents provider in China, to enhance our wireless Internet contents and expand our service area. Through ViaTech, we offer a Chinese-language version of Cyworld to subscribers in China. ViaTech had approximately 405 million Cyworld subscribers as of December 31, 2006 and generated US$5.8 million in revenues in 2006.

In August 2006, we entered into a memorandum of understanding with China’s National Development and Reform Commission to assist China develop TD-SCDMA technology, China’s 3G standard. To support joint research and development in 3G multimedia services, value-added services and development of the TD-SCDMA network, we and the Chinese government established a research and development center in Beijing in February 2007. To further facilitate the commercialization and implementation of TD-SCDMA, we also opened a TD-SCDMA test center in Bundang, Korea in April 2007.

Vietnam.  With a wireless telecommunications service penetration rate of only 23.9% as of December 31, 2006, we believe that the Vietnamese mobile communication market offers significant opportunity for future growth. In July 2003, our subsidiary, SLD Telecom PTE Ltd., entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish a joint venture company, S-Telecom, to provide mobile telecommunications services and commercial CDMA service, the first of its kind in Vietnam, under the brand name “S-Fone”. Pursuant to such contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the expenditures necessary to operate the business, SLD Telecom and Saigon Post & Telecommunication Services Corporation have agreed to equally contribute the necessary working capital. We held a 73.3% equity interest in SLD Telecom as of December 31, 2006. With respect to our involvement in S-Telecom, our maximum exposure to loss was approximately Won 118.5 billion as of December 31, 2006.

In December 2005, SLD Telecom began expanding the CDMA network to all of Vietnam in order to meet the needs of a growing subscriber base. By September 2006, network coverage was expanded to cover all 64 provinces, including Ho Chi Min and Hanoi. S-Fone had more than 1.5 million subscribers as of December 31, 2006 and had a 7.5% market share according to Vietnam’s Ministry of Posts and Telematics, based on the number of wireless subscribers in Vietnam, as of such date.

Mongolia.  In July 1999, we acquired a 27.8% equity interest in Skytel Co. Ltd., Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. As of December 31, 2006, Skytel had approximately 120,000 subscribers, which we believe represents a 21.3% market share as of such date. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately US$500,000. As of December 31, 2006, our equity interest in Skytel was 28.6%.

Regional and International Strategic Alliances.  We have also entered into various strategic alliances with leading companies in the Asian and European wireless telecommunications markets. For instance, we are a member of the Bridge Mobile Alliance, the largest pan-Asian alliance of its kind, which includes eleven of the region’s leading wireless service providers. In June 2007, we also signed a memorandum of understanding with the Freemove Alliance, an alliance of leading European wireless service providers, including Orange SA, Telecom Italia Mobile S.p.A., T-Mobile International AG & Co. AG and Teliasonera Mobile Networks AB, for the development of expanded WCDMA-based roaming service in Europe.

Provision of Wireless Internet Platforms and Cellular Network Solutions to Foreign Cellular Network Operators.  We have also sought to expand our global business through sales of our wireless Internet platforms and cellular network solutions, as well as provision of consulting services in the field of mobile communications. For example, in July 2004, we entered into an agreement with TA Orange, a GSM-based mobile communications operator in Thailand, to provide wireless Internet platforms, including our NATE portal platform, for US$6.3 million. We completed this project in June 2005. In addition, we have also been successful in exporting to other Asian countries and the United States, the technological solutions underlying certain value-added and other wireless services, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing multimedia files containing graphic, audio and video clips.

Other Products and Services

International Calling Services.  Through our 90.8% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephony service since February 2005. SK Telink also offers Voice over Internet Protocol, or VoIP, service through the Internet. VoIP is an advanced technology that transmits voice data through an Internet Protocol network. SK Telink also operates certain value-added domestic telephone services, including a “080” service that allows companies to establish “toll-free” customer service telephone hotlines, for which all call charges would be paid by the company, as well as a “general corporate number” service that automatically routes calls made to a company’s general telephone number to the caller’s nearest local branch.

Other Portal Services.

•	Fixed-line NATE portal service. Our subsidiary, SK Communications, offers a fixed-line portal service under our “NATE” brand name and at the website www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine as well as access to free e-mail accounts. SK Communications also operates NATE-ON, an instant messaging service available to NATE users. NATE-ON allows users to chat online using a variety of wireless, as well as wired, devices, such as mobile phones, personal digital assistants and portable computers.

•	Community Portal Service. “Cyworld”, also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where subscribers can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. As of December 31, 2006, our Cyworld portal service had approximately 20 million subscribers. We have also sought to expand our global reach by launching Cyworld service in overseas markets, including the United States, Japan, China and Taiwan. While retaining many aspects of the original Korean version that make Cyworld unique among social networking sites, we have redesigned foreign versions of Cyworld to make it more appealing to local audiences. We plan to continue expanding our “Global Cyworld” community, including to other countries in Asia and Europe.

In March 2004, we launched “Mobile Cyworld”, allowing wireless subscribers to access the Cyworld portal community site through their cellular phones.

Revenues, Rates and Facility Deposits

Our wireless revenues are generated principally from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and interconnection revenue. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of or for the Year Ended December 31,
	2004		2005		2006
	(In billions of Won)

Initial Subscription Fees	~~W~~	198.4	~~W~~	232.3	~~W~~	252.4
Monthly Fees		3,266.1		3,365.1		3,629.5
Usage Charges(1)		5,300.7		5,538.8		5,565.9
Interconnection Revenue		849.4		898.6		1,033.4
Revenue from Sales of Digital Handsets(2)		649.8		294.6		—
Other Cellular Revenue(3)		33.2		32.5		34.4

Total	~~W~~	10,297.6	~~W~~	10,361.9	~~W~~	10,515.6

Additional Facility Deposits	~~W~~	31.8	~~W~~	3.4	~~W~~	9.0
Refunded Facility Deposits		44.6		11.0		11.7
Facility Deposits at Period End		31.4		23.8		21.1

(1)	Usage charges principally include revenues from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as international charges and interest on overdue subscriber accounts (net of telephone tax).
(2)	Until its sale to Pantech & Curitel in July 2005, our revenue from handset sales consisted of sales by our former subsidiary, SK Teletech.
(3)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

We charge our new customers an initial subscription fee for initial connection and service activation. In addition to the initial subscription fee, we require our customers to pay monthly plan-based fees, usage charges for outgoing voice calls and usage charges for wireless data services. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT Corporation and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “—Interconnection”. Monthly plan-based fees for some plans include free airtime and/or discounts for designated calling numbers.

We offer two types of basic service plans:

•	Standard Rate Plans, for subscribers to our 2G services, which we provide primarily using our CDMA 1xRTT and CDMA 1xEV/DO networks. We offer a variety of differentiated Standard Rate Plans that are designed to meet a wide range of subscriber needs and interests. Popular Standard Rate Plans include our couples discount plan, region discount plan, family discount plan, and travel- and cinema-lover discount plans. The basic monthly fee for our Standard Rate Plans ranges from Won 12,500 to Won 51,000.

•	Videoconferencing Plans, for subscribers to our 3G services, which we provide primarily using our WCDMA network. The basic monthly fee for our Videoconference Service Plans ranges between Won 10,000 and Won 30,000.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•	Data Plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer four Data Plans that provide unlimited wireless data services for fixed monthly fees ranging from Won 14,000 to Won 26,000. Our Data Plans include “NATE only” plans, as well as “NATE + June” plans. We also offer a Data Plan that allows subscribers to use up to Won 50,000 of wireless data services each month for a fixed monthly fee of Won 10,000.

•	“Free” Plans, which target subscribers who either make long calls during weekdays or make long calls during weekends. Subscribers of our “Free” plans purchase 11 extra hours of weekend-only or weekday-only voice call time for a flat monthly charge of Won 15,000.

•	Convergence Service Plans, which target subscribers of our Satellite DMB and Telematics services. Monthly fees for these plans generally range from Won 5,000 to Won 41,000.

We also offer discounts to subscribers committing to long-term contracts. To long-term subscribers who initially became our subscribers as a result of Shinsegi’s merger into us in January 2002 and who continue to remain our subscribers, we offer discounts on monthly plan-based fees ranging from 5% to 20%. For all other long-term subscribers, we offer discounts on usage charges ranging from 5% to 10%.

We began to provide Caller ID service to customers free of charge commencing January 1, 2006. Also, effective September 1, 2004, we reduced our tariffs by 3.7% and reduced our monthly plan-based fees by 7.1%, resulting in a decrease in the monthly fee for our basic standard rate plan from Won 14,000 to Won 13,000. In January 2007, we reduced our usage fees for wireless Internet services by 30%. See “Item 5.A. Operating Results — Overview”.

For all calls made from our subscribers’ handsets in Korea to any destination in Korea, we charge usage fees based on a subscriber’s cellular rate plan. The fees are the same whether the call is local or long distance. With respect to international calls placed by a subscriber, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “— Interconnection”.

We offer a variety of value-added services, including our COLORing, Auto COLORing and Call Keeper services. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services, except Caller ID and call waiting services, which are offered free of charge to all beginning subscribers.

We offer wireless Interest access services to our subscribers through NATE. Subscribers using our CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a variable, usage basis. Standard usage rates for NATE range from Won 7 to Won 15 for ten seconds of airtime. Since April 23, 2001, a subscriber using our CDMA 1xRTT and CDMA 1xEV/DO networks is charged based on the amount of data that is transmitted to such subscriber’s handset. Subscribers using our WCDMA network are also charged based on the amount of data transmitted. The data transmitted is measured in packets of 512 bytes. We charge Won 4.55 per text packet, Won 0.9 per multimedia packet, for large volume data transfers, and Won 1.75 per multimedia packet, for smaller volume data transfers. In addition, we charge subscribers for purchases of certain digital contents and for certain wireless services, such as m-commerce transaction services.

We generally require new subscribers (other than certain corporate and Government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company may elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We pay a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later elects the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.8 billion as of December 31, 2000 to Won 21.1 billion as of December 31, 2006. We do not expect to have to refund a significant amount of facility deposits in the future, because we believe that most of our subscribers who wish to be covered by the Seoul Guarantee Insurance Company have already elected to so.

Because we have been designated by the MIC as a “market dominant service provider”, any modification to our fees, charges or the terms and condition of our service, including promotional rates and facility deposits, requires prior approval by the MIC.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 20.9 million subscribers as of April 30, 2007, representing a market share of 50.4%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our digital networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, Caller ID, three-way calling and wireless Internet services provided by NATE; and

•	our acquisition of Shinsegi in January 2002.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2004	2005	2006

Subscribers	18,783,338	19,530,117	20,271,133
Subscribers Growth Rate	2.6%	4.0%	3.8%
Activations	4,407,087	5,057,176	5,573,799
Deactivations	3,936,884	4,310,397	4,832,783
Average Monthly Churn Rate(1)	1.7%	1.8%	2.0%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV/DO-capable handsets by terminating their service and opening a new subscriber account.

We had 20.3 million subscribers as of December 31, 2006. For the year ended December 31, 2006, we had 5.6 million activations and 4.8 million deactivations, representing an average monthly churn rate of 2.0% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

Market Share Limitations

As a condition to our merger with Shinsegi consummated in January 2002, we were required to comply with certain market share limitations imposed by the FTC. Although we are no longer subject to mandatory market share limitations, since our merger with Shinsegi we have voluntarily limited our market share to no more than 52.3%, which was the combined market share held by us and Shinsegi at the time the MIC approved the merger. We have undertaken to abide by such voluntary market share limits through the end of 2007. We can give no assurance that the Government will not impose restrictions on our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded, and our subscriber growth rate may decline.

Number Portability

Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system, in which a unique prefix was assigned to all the phone numbers of a specific network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced a plan to implement number portability with respect to wireless telecommunications services in Korea, allowing wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators using different frequencies, however, may be required to purchase a new handset. We use frequencies that are different from those used by KTF and LGT, while KTF and LGT use the same frequencies. As mandated by the MIC, we were the first wireless telecommunications provider to introduce number portability in January 1, 2004, allowing our customers to transfer their numbers to our competitors. Our competitors’ customers were not able to transfer their number to our service, however, until KTF and LGT introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to their original service provider without paying any penalties within 14 days of their initial transfer.

In 2004, 2005 and 2006, respectively, approximately 2.1 million, 2.2 million and 2.9 million subscribers switched their wireless telecommunications service provider from us to KTF or LGT and approximately 0.6 million, 2.2 million and 2.8 million subscribers switched from KTF or LGT to us.

In 2004, 2005 and 2006, respectively, we gained approximately 0.5 million, 0.7 million and 0.7 million new subscribers, which represented approximately 15.7%, 42.5% and 39.9% of the aggregate number of new wireless subscribers gained by us, KTF and LGT in each year.

In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the services, the MIC has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from 2004. All new subscribers were given the “010” prefix starting January 2004. We believe that the adoption of the common prefix identification system has had, and may continue to have, a greater negative effect on us than on our competitors because, historically, “011” has had very high brand recognition in Korea as the premium wireless telecommunications service. Adoption of the number portability system has resulted in, and may continue to result in, increased competition among wireless service providers, increased subscriber deactivations, increased churn rates and higher marketing costs.

For 2006, our churn rate ranged from 1.3% to 2.5%, with an average churn rate of 2.0% for 2006, compared to an average churn rate of 1.8% for 2005. We cannot assure you that our churn rates will not increase in the future. See “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. In addition, for details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC Proceedings”.

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through 29 sales centers, 45 branch offices and a network of 1,240 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 200,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, including processing subscription applications and accepting facility deposits or arranging for insurance with Seoul Guarantee Insurance Company.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-

based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 2.0 billion with a repayment period of up to three years. As of December 31, 2006, we had an aggregate of Won 65.0 billion in loans to authorized dealers outstanding.

When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. However, over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. In 2004, 2005 and 2006, advertising expenditures amounted to 3.3%, 2.6% and 2.8% of our revenues, respectively.

Marketing Strategies and Marketing Information Management

Next Generation Marketing Project.  In December 2003, we launched our “Next Generation Marketing” project to develop more effective marketing strategies and to implement related improvements to our information technology systems and infrastructure. In connection with this project, we have, from time to time, engaged third-party service providers to provide information technology consulting, design and other related services. In particular, in June 2005, we entered into a Won 53.5 billion agreement with SKC&C Co., Ltd. to provide such marketing-related information technology consulting and design services. The Next Generation Marketing project was completed in October 2006. Information technology improvements we have implemented in connection with this project include the introduction of more advanced and integrated accounts receivable, accounts payable and customer relationship management systems, as well as more effective information security controls. We believe these upgrades have enhanced our ability to process and utilize marketing- and subscriber-related data, which, in turn, has helped us to develop more effective and targeted marketing strategies, as well as improved the overall accuracy and management of certain financial data.

We currently operate a customer information system designed to provide us with an extensive customer database. Our customer information system includes a billing system that provides us with comprehensive account information for internal purposes and enables us to efficiently respond to customer requests. Our customers can also change their service plans, verify the charges accrued on their accounts, receive their bills online and send text messages to our other subscribers through our website at www.tworld.co.kr.

New “T”-brand Marketing Strategy.  To increase brand awareness and promote our corporate image, in August 2006, we launched our “T”-brand marketing campaign. Our new “T” brand signifies the centrality of “Telecommunications” and “Technology” to our business and also seeks to emphasize our commitment to providing “Top” quality, “Trustworthy” products and services to our customers. We have begun to market all new products and services under the “T” brand, while brands existing prior to August 2006 will be re-branded and gradually integrated under the “T” brand umbrella.

Interconnection

Our networks interconnect with the public switched telephone networks operated by KT Corporation, hanarotelecom incorporated, DACOM Corporation and Onse Telecom Corp., as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a governmental agency under the MIC. We estimate that approximately 34.1%, 31.6% and 30.2% of our incoming and outgoing calls in 2004, 2005 and 2006, respectively, originated from, or were routed to, the networks of KT Corporation and hanarotelecom or the international gateways of KT Corporation, DACOM and Onse.

For 2004, our total interconnection revenues were Won 849.4 billion and our total interconnection expenses were Won 913.7 billion. For 2005, our total interconnection revenues were Won 898.6 billion and our total interconnection expenses were Won 989.4 billion. For 2006, our total interconnection revenues were Won 1,033.4 billion and our total interconnection expenses were Won 1,014.9 billion.

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

Fixed-line-to-Wireless.  The MIC determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT Corporation accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

In July 2004, the MIC introduced a new method of calculating interconnection rates for calls from fixed-line networks to wireless networks, based on the long-run incremental cost of each wireless service provider, taking into consideration technology development and future expected costs. The long-run incremental cost method has been adopted by other countries such as the United States, the United Kingdom and Japan. The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. The MIC announced the interconnection rates for 2006 and 2007 in September 2006.

	Rate per Minute
Applicable Year	SK Telecom		KTF		LGT

2004	~~W~~	31.81	~~W~~	47.66	~~W~~	58.55
2005		31.19		46.70		54.98
2006		32.13		40.06		47.01
2007		32.78		39.60		45.13

The increase in our interconnection rate for 2006 had a direct positive impact on our operations, resulting in a Won 43.5 billion increase in revenue and Won 86.9 billion decrease in interconnection expenses in 2006. The Won 86.9 billion decrease in interconnection expenses includes the decrease in the fixed-line-to-mobile interconnection expenses that were paid to fixed-line service providers.

Wireless-to-Wireless.  The MIC implemented interconnection charges for calls between wireless telephone networks in Korea starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from our imputed cost, which was Won 31.81 per minute, Won 31.19 per minute and Won 33.13 per minute for 2004, 2005 and 2006, respectively. Our revenues from the wireless-to-wireless charge were Won 426.6 billion in 2004, Won 502.7 billion in 2005 and Won 606.8 billion in 2006. Our expenses from these charges were Won 644.6 billion in 2004, Won 748.8 billion in 2005 and Won 737.5 billion in 2006. The charges above were agreed among the parties involved and confirmed by the MIC.

International Calls

With respect to international calls, if a call is initiated by a wireless subscriber, we bill the wireless subscriber for the international charges of KT Corporation, DACOM or hanarotelecom, and we receive interconnection charges from such operators. If an international call is received by our subscriber, KT Corporation, DACOM or hanarotelecom pays interconnection charges to us based on our imputed costs.

International Roaming Arrangements

To complement the services we provide to our subscribers in Korea, we offer international voice and data roaming services. We charge our subscribers usage fees for global roaming service and, in turn, pay foreign wireless network operators fees for the corresponding usage of their network. For a more detailed discussion of our global roaming services, see “— Our Services — Cellular Voice Services” above.

Digital Cellular Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, which currently reaches approximately 99% of the population, a CDMA 1xRTT/CDMA 1xEV/DO network, which currently reaches approximately 90% of the population, an HSDPA-capable WCDMA network, which currently reaches approximately 99% of the population and a WiBro network, which currently services 24 “hot zone” districts in seven cities in Korea.

CDMA Networks

CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. In January 1996, we launched our first wireless network based on CDMA technology and became the world’s first to commercialize CDMA cellular service. Our CDMA-based network infrastructure has been the core platform for our wireless telecommunications business.

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

CDMA 1xRTT and CDMA 1x EV/DO Networks

In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology that allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our basic CDMA network). As of December 31, 2006, our CDMA 1xRTT network covered 84 cities in Korea, or approximately 90% of the population.

Unlike our CDMA network, our CDMA 1xRTT network has been designed to allow upgrades in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network to a more advanced technology called CDMA 1xEV/DO. CDMA 1xEV/DO is a CDMA-based technology, similar to CDMA 1xRTT, but which enables data to be transmitted at speeds of up to 2.4 Mbps. This higher transmission speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. In 2004, we completed the full upgrade of our CDMA 1xRTT network to CDMA 1xEV/DO technology. For details of our capital expenditures relating to CDMA 1xRTT and CDMA 1xEV/DO, see “Item 5.B. Liquidity and Capital Resources”.

WCDMA Network

WCDMA is a 3G, high capacity wireless communication system that enables us to offer an even wider range of telecommunications services, including cellular voice communications, video telephony, data communications, multimedia services, wireless Internet connection, automatic roaming and satellite communications. We commenced provision of our 3G services using on our HSDPA-upgraded WCDMA network on a limited basis in Seoul at the end of 2003. In March 2005, we developed and launched dual band/dual mode handsets, to offer seamless nationwide 3G service, an important factor for a nationwide deployment of WCDMA services.

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. This recently completed WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. In June 2007, we began HSUPA upgrades to our WCDMA network. HSUPA technology represents yet the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. Our implementation of HSDPA and HSUPA technology will allow us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. We also plan to continue enhancing our 3G service quality in 2007, including through the installation of additional small cell sites or cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources”, and for more information about risks relating to our WCDMA-based network, see “Item 3.D. Risk Factors — Implementation of 3G technology has required, and may continue to require, significant capital and other expenditures, which we may not recoup and such technology may be difficult to integrate with our existing technology and business”.

WiBro

We have also received a license from the MIC to provide wireless broadband, or WiBro services, which we believe will complement our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service 24 “hot zone” areas in seven cities. “Hot zone” areas are districts and neighborhoods that are characterized by high levels of wireless data traffic, primarily financial districts and university environs. In 2007, we plan to extend WiBro service to “hot zone” areas in 23 cities throughout Korea. Beyond 2007, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services.

Network infrastructure

The principal components of our wireless networks are:

•	Cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	Switching stations, which switch voice and data transmissions to their proper destinations, which may be, for instance, a mobile phone of one of our subscribers (for which transmissions would originate and terminate on our wireless networks), a mobile phone of a KTF or LGT subscriber (for which transmissions would be routed to KTF’s or LGT’s wireless networks, as applicable), a fixed-line telephone number (for which calls would be routed to the public switched telephone network of a fixed-line network operator), an international number (for which calls would be routed to the network of a long distance service provider) or an Internet site (for which transmissions may be routed through our NATE portal); and

•	Transmission lines, which link cell sites to switching stations and switching stations with other switching stations.

The following table sets forth some basic information about our wireless networks at December 31, 2006:

		Switching
	Cell Sites	Stations

CDMA Network (excluding CDMA lxRTT and CDMA 1xEV/DO)	4.794	55
CDMA 1xRTT Network and CDMA 1xEV/DO	3.797	60
WCDMA	3.768	6
WiBro(1)	156	6

(1)	We first launched WiBro service in May 2006.

We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics and Samsung Electronics. We have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV/DO networks from Samsung Electronics and have purchased substantially all of the equipment for our WCDMA network, including the software and firmware used to implement HSDPA and HSUPA upgrades, from Samsung Electronics and LG Nortel. We have purchased substantially all of the equipment for our WiBro network from Samsung Electronics.

Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we lease lines from SK Networks, KT Corporation and, to a lesser extent, Dacom, hanarotelecom, LG Powercomm Co., Ltd. and Onse. Under applicable Korean law, Korean fixed-line operators may not decline to provide leased line services to us without reasonable cause.

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

Wireless Content Providers and Application Providers

As part of our strategy to develop additional applications and content for our wireless data services, we invest in companies which develop wireless applications and provide Internet content, including content accessible by users of our wireless networks.

Digital Content Providers.  We also hold investments in companies that develop content for use in our fixed-line and wireless Internet businesses, particularly in the entertainment sector, to better capture growth opportunities arising from the provision of varied, high-quality digital contents. As wireless data transmission services have become increasingly important in the growth of our business, we are seeking to secure valuable mobile data and digital contents by making equity investments in various content providers.

We currently hold a 34.1% equity interest in iHQ Inc., an entertainment management firm that produces films, manages entertainers and operate online game services. We also hold a 60% stake in Seoul Records Inc., Korea’s largest music recording company in terms of records released and revenues. Through our investments in companies such as iHQ and Seoul Records, we are able to offer customers of our GXG, Cizle and MelOn portal services access to an expanded range of mobile games and entertainment-and music-related digital contents, respectively.

In July and October 2005, we and certain other Korean investment companies invested an aggregate Won 40 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2006, our contribution to the funds amounted to Won 39.6 billion. Furthermore, in September, October and December 2005, we and co-investors invested an aggregate Won 55.8 billion to establish four movie-production funds to strengthen our ability to obtain movie contents. We had invested Won 24 billion in the funds as of December 31, 2006. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

Wireless Application Developers.  We hold investments in companies that help enable us to further develop and improve our wireless applications and multimedia platforms. In particular, we have invested in developers of wireless financial, or m-commerce, services, including companies that provide wireless billing solutions; developers of wireless modem devices; and developers of Internet search applications.

Other Investments

Our other investments include:

•	POSCO. We currently own a 2.8% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2006 of Won 766.7 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•	hanarotelecom. We currently own a 4.8% interest in the outstanding capital stock of hanarotelecom, with a book value as of December 31, 2006 of Won 88.6 billion. hanarotelecom is one of Korea’s largest fixed-line telephone and high-speed broadband Internet access service providers.

•	LG Powercomm. We currently own a 5.0% interest in LG Powercomm (formerly Powercomm Corporation), with a book value as of December 31, 2006 of Won 80.4 billion. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea. We have no current plans to either increase or decrease our investment in Powercomm.

•	SKC&C. We currently own a 30.0% equity interest in SKC&C, with a book value as of December 31, 2006 of Won 268.3 billion. SKC&C is an information technologies services provider. We are party to several service contracts with SKC&C related to development and maintenance of our information technologies systems. See “Item 7.B. Related Party Transactions”.

For more information regarding our investment securities, see note 4 of the notes to our consolidated financial statements.

Competition

We were Korea’s only provider of cellular telecommunications services until April 1996, when Shinsegi began offering its CDMA service. In 1996, the Government issued three additional licenses to KTF, LGT and Hansol PCS to operate CDMA services. Each of KTF, LGT and Hansol PCS commenced operation of its CDMA service in October 1997.

Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation.

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA 1xEV/DO, WCDMA, CDMA2000 and WiBro. In March 2007, KTF completed nationwide expansion of its WCDMA network. In addition, KT Corporation currently offers WiBro service throughout metropolitan Seoul, as well as in certain areas in Gyunggi Province.

See “Item 3.D., Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.

As of December 31, 2006, according to the MIC, KTF and LGT had 12.9 million and 7.0 million subscribers, respectively, representing approximately 32.1% and 17.5%, respectively, of the total number of wireless subscribers in Korea on such date. As of December 31, 2006, we had 20.3 million subscribers, representing a market share of approximately 50.4%. We have voluntarily undertaken to limit our market share through the end of 2007 to 52.3% of the wireless telecommunications market, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002.

For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.

Under a multilateral agreement on basic telecommunications services among the members of the World Trade Organization effective November 1997, the Government has agreed to gradually reduce the restrictions on foreign and individual shareholdings in telecommunications service providers, including us, in Korea. The relevant Korean law, the Telecommunications Business Act, was amended to give effect to the provisions of the WTO agreement. While the WTO agreement enables us to seek foreign investors and strategic partners and to more easily take advantage of opportunities for investments in overseas telecommunications projects, it may also benefit our competitors and further intensify competition in the domestic market.

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

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the MIC for each of the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using WCDMA and WiBro technology. Our cellular license does not provide for a fixed term, our IMT-2000 license is valid for 15 years starting from 1999 and our WiBro license is valid for seven years starting from 2005.

The MIC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MIC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. A network services provider that wants to cease its business or dissolve must obtain MIC approval.

In May 2007, the MIC issued a request for comments on a proposal to amend the enforcement regulations under the Telecommunications Business Act. Under the proposed amendment, many telecommunications services would fall under a broad class of “transmission services”. As a result, currently licensed telecommunications service providers would be able to provide local, long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The proposed amendment to the enforcement regulations under the Telecommunications Business Act is currently being considered by the MIC.

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

Competition Regulation

The Korea Communications Commission is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the Korea Communications Commission may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of association or to service contracts with customers, and requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers.

In addition, we qualify as a market dominating business entity under the Fair Trade Act. Accordingly, we are prohibited from engaging in any act of abuse, such as unreasonably determining, maintaining or altering service rates, unreasonably controlling the rendering of services, unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers.

Under the Fair Trade Act, as a company that is a member of a large business group as designated by the FTC (such as, in our case, the SK Group), is generally required to limit its total investments in other domestic companies to 25% of its non-consolidated net assets. Investment in companies engaging in similar business is not included in calculating the 25% limit. Depending on the time frame in which such a company acquired shares in excess of the 25% ceiling, the FTC may issue corrective orders requiring, for example, the disposition of the shares held in excess of the 25% ceiling or imposing limitations on the voting rights for such shares and/or monetary sanctions. On July 14, 2007, the threshold on a large business group member’s aggregate permissible investment in domestic companies will increase to 40% of its non-consolidated net assets.

Number Portability.  Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix). Our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KTF and LGT. In accordance with the plan published by the MIC, the number portability system was adopted by us starting from January 1, 2004. KTF and LGT introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “— Subscribers”.

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

For risks relating to number portability, see “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

Prohibitions on Handset Subsidies.  Until March 26, 2006, telecommunications service providers had been prohibited from providing handset subsidies to attract new subscribers under the Telecommunications Business

Act. Pursuant to an amendment to the Telecommunications Business Act, which came into effect on March 27, 2006, the prohibition on handset subsidies will continue until March 26, 2008, subject to the following exceptions:

•	a telecommunications service provider may provide subsidies to subscribers who have maintained their subscription with the same telecommunications service provider for at least 18 months, provided that no separate subsidy is provided to the same subscriber for two years thereafter; or

•	a telecommunications service provider that has provided a particular telecommunications service for less than six years may provide subsidies to subscribers of such service.

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

Rate Regulation.  Most network service providers must report to the MIC the rates and contractual terms for each type of service they provide, but generally they may set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the MIC. In each of the years in which this requirement has been applicable, the MIC has designated us for wireless telecommunications service and KT Corporation for local telephone and Internet services, as dominant network service providers subject to this approval requirement. As a condition to its approval of our merger with SK IMT, the MIC required that we submit the rates for our third generation mobile services using WCDMA technology to the MIC for approval prior to the launch of such services. The MIC’s policy is to approve rates if they are appropriate, fair and reasonable and if they are calculated in a transparent and appropriate manner. It may order changes if it deems the rates to be significantly unreasonable or against public policy.

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

Furthermore, the MIC has recently announced a “road map” highlighting upcoming revisions in regulations to promote deregulation of the telecommunications industry. The road map includes allowing telecommunications service providers to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service and fixed-line telephone service, at a discounted rate starting in July 2007, provided that we and KT Corporation, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. The road map also includes plans to amend the regulations and provisions under the Telecommunications Business Act by as early as October of this year to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The proposed amendment is currently being considered by the MIC. The introduction of bundled services may increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations.

Interconnection.  Dominant network service providers such as ourselves that own essential infrastructure facilities or that possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The MIC sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT Corporation, DACOM, Onse and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the MIC grants permits to additional telecommunications service providers.

Frequency Allocation.  The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give a public notice. The MIC also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for an indefinite term. We pay fees to the MIC for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2004, 2005 and 2006 the fee amounted to Won 143.0 billion, Won 156.1 billion and Won 159.0 billion, respectively.

In addition, we paid Won 650 billion of the Won 1.3 trillion cost of the IMT-2000 license in March 2001 and are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) and note 8 of the notes to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006.

Mandatory Contributions and Obligations

Contributions to the Fund for Development of Information Telecommunications.  The MIC has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. For 2006, the MIC recommends that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC.

In May 2002, the MIC announced significant changes to the Government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company. Our contribution to this fund in 2004, 2005 and 2006 was Won 69.0 billion, Won 69.1 billion and Won 67.0 billion, respectively, based on the new MIC requirement of 0.75% of MIC-calculated revenues.

Universal Service Obligation.  All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MIC (currently set at Won 30 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens, or contribute toward the supply of such universal services. The MIC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 35% discount of our monthly fee for cellular services to the handicapped and the low-income citizens.

In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to MIC guidelines which differ from our accounting practices). In 2004, our contribution amount was Won 46.6 billion for our fiscal year 2003. In 2005, our contribution amount was Won 25.5 billion for our fiscal year 2004. In 2006, our contribution amount was Won 23.7 billion for our fiscal year 2005. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Contribution to 114 Directory Service.  Prior to 1998, the cost incurred by KT Corporation to provide 114 directory service was shared among network service providers through the Non-Traffic Sensitive, or NTS, Participation Program. The NTS Participation Program included both the Universal Service Provider Program and contributions for 114 directory services before it came to a halt due to disagreements between the network service providers and the MIC. Since 1999, this cost has been shared among network service providers pursuant to an agreement among themselves. For the period between 2002 and 2004, our share of such costs was determined to be Won 18.3 billion, based on the number of calls made to the 114 directory service through our network. Our contribution amount for 2005 has not yet been determined. Following renegotiation of our agreement with KT Corporation with respect to 114 directory service, beginning in January 2006, we are no longer required to make contributions to the 114 directory service.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49% of our voting stock. Effective from May 9, 2004, Korean entities where a foreign government or a foreigner (together with any of its related parties) is the largest shareholder and owns 15% or more of the outstanding voting stock are deemed foreigners. If this 49% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation and the MIC may require other corrective action.

As of December 31, 2006, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.8% of our issued shares. As of December 31, 2006, a foreign investment fund and its related parties collectively held a 6.1% stake in SK Corporation. Effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Corporation, SK Corporation will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Corporation’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2006 (which we believe was 47.5%), would reach 69.5%, exceeding the 49% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the MIC may issue a corrective order to us, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%. If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years.

Additionally, an amendment to the Telecommunications Business Act in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control”.

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

A newly adopted amendment to the Telecommunications Business Act effective from May 9, 2004 provides for the creation of a Public Interest Review Committee under the MIC to review investments in or changes in the control of network services providers. The following events would be subject to review by the Public Interest Review Committee:

•	the acquisition by an entity (and its related parties) of 15% or more of the equity of a network services provider;

•	a change in the largest shareholder of a network services provider;

•	agreements by a network service provider or its shareholders with foreign governments or parties regarding important business matters of such network services provider, such as the appointment of officers and directors and transfer of businesses; and

•	a change in the shareholder that actually controls a network services provider.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2006, SK Group members owned in aggregate 23.1% of the shares of our issued common stock as of December 31, 2006. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-

1994, our largest shareholder was KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors.

Significant Subsidiaries

For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4B. where relevant.

Item 4.D.	Property, Plants And Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2006:

		Approximate Area
Location	Primary Use	in Square Feet

Seoul Metropolitan Area	Corporate Headquarters	988,455
	Regional Headquarters	1,095,992
	Customer Service Centers	384,223
	Training Centers	397,574
	Central Research and Development Center	482,725
	Others	639,791
Busan	Regional Headquarters	363,272
	Others	245,811
Daegu	Regional Headquarters	153,578
	Others	317,440
Cholla and Jeju Provinces	Regional Headquarters	265,595
	Others	359,784
Choongchung Province	Regional Headquarters	565,421
	Others	481,978

In December 2004, we constructed a new building with an area of approximately 82,624 square feet, of which we have full ownership, for use as our corporate headquarters. We relocated our corporate offices into the new building in January 2005. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “Item 4.B. Business Overview — Cellular Services”.

In October 2004, we paid Won 30 billion to purchase certain land and buildings (including incidental movables) with an aggregate area of 589,625 square feet from SK Life Insurance Co., Ltd. This property is used as a training facility for our employees.

We maintain a range of insurance policies to cover our assets and employees, including our directors and officers. We are insured against business interruption, fire, lightening, flooding, theft, vandalism, public liability and certain other risks that may affect our assets and employees. We believe that the types and amounts of our insurance coverage are in accordance with general business practices in Korea.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 31 and 32 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2004, 2005 and 2006. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results

Overview

Revenue

We earn revenue principally from initial subscription fees and monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless date services and value-added service fees paid by subscribers to our wireless services and interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers. Our revenue amount depends principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Market Share Limitations.  We have historically been, and continue to be, the market leader in the wireless telecommunications sector in terms of number of subscribers. Our wireless subscriber base has steadily increased over the years from approximately 10.1 million subscribers at the end of 1999 to approximately 20.3 million subscribers at the end of 2006. As a result of our dominant market share, we have been designated by the MIC as the “market dominant service provider” in respect our wireless telecommunications business. As such, we are subject to additional regulation to which certain of our competitors are not subject. For a more detailed discussion of Government mandated and voluntary measures we have undertaken to limit our market share, see “Item 4.B. Business Overview — Subscribers — Market Share Limitations” and “Item 4.D. Risk Factors — We are subject to additional regulation as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively”.

Number Portability and Common Prefix Identification System.  In January 2003, the MIC announced a plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In order to manage the availability of phone numbers efficiently and to secure phone number resources for new services, in January 2004, MIC also began implementing a plan to integrate all mobile telephone numbers under the common prefix identification number “010”, including by gradually retracting the current mobile service identification numbers that had been unique to each wireless telecommunications service provider. All new subscribers have been given the “010” prefix starting January 2004.

We believe that the adoption of the common prefix identification system has had, and may continue to have, a greater negative effect on us than on our competitors because, historically, “011” has had a very high brand recognition in Korea as the premium wireless telecommunications service. Adoption of the number portability system has resulted in, and may continue to result in, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. For a more detailed discussion of the common prefix identification number plan, see “Item 4.B. Business Overview — Subscribers — Number Portability” and “Item 3.D. Risk Factors — Our

businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

Handset Subsidies.  In March 2006, the MIC partially lifted the prohibition on the provision of handset subsidies, which had been in place since June 2000, and began to allow mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. As a result of the MIC’s recent decision to allow handset subsidies, we may face increased competition from other mobile service providers. In addition, in order to compete more effectively, we have begun providing such handset subsidies, which has increased, and which may continue to increase, our marketing expenses. For a more detailed discussion of the change in handset subsidy regulation, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Prohibitions on Handset Subsidies”.

Changes in Tariffs and Interconnection Fees.  Under current regulations, we must obtain prior MIC approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. We can give no assurance that rate changes will not negatively affect our results of operations. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues, Rates and Facility Deposits” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”.

In addition, our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection”.

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.  The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,
	2004		2005		2006

Outgoing voice minutes (in thousands)(1)		43,184,944		45,241,348		48,670,674
Average monthly outgoing voice minutes per subscriber(2)		194		197		201
Average monthly revenue per subscriber, excluding interconnection revenue(3)	~~W~~	39,689	~~W~~	40,205	~~W~~	40,220
Average monthly revenue per subscriber, including interconnection revenue(4)	~~W~~	43,542	~~W~~	44,167	~~W~~	44,599

(1)	Does not include minutes of incoming calls or minutes of use relating the use of SMS, MMS and other wireless data services.
(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly weighted average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.
(3)	The average monthly revenue per subscriber, excluding interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period.
(4)	The average monthly revenue per subscriber, including interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice and wireless data transmissions, charges for purchases of digital contents, value-added service fees, other miscellaneous revenues and interconnection revenue for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing minutes of voice traffic per subscriber increased by 1.5% in 2005 and 2.0% in 2006. We believe that this trend principally reflects an increase of subscribers with longer call habits and the increased use of wireless telecommunications as a substitute for fixed-line communications, primarily as a result of lower overall tariff levels. Due to the existing high penetration rate of wireless services in Korea, as well as subscribers’ increasing use of data communications, including short text messaging and multimedia messaging, in place of conventional voice communications, we expect the rate of increase to slow in the future.

Our average monthly revenue per subscriber, excluding interconnection revenue, increased by 0.04% to Won 40,220 in 2006 from Won 40,205 in 2005 and by 1.3% in 2005 from Won 39,689 in 2004. These changes reflect the net effect of several offsetting factors, including increases in wireless data services, primarily attributable to increased usage of our short text messaging services under usage-based subscription plans, as well as an increase in subscriptions to our flat rate data usage plans, partially offset by our elimination of charges for Caller ID service beginning in January 2006, as further described in “ — Operating Results” below.

Operating Expenses and Operating Margins.  Our operating expenses consist principally of commissions paid to authorized dealers (including, beginning in March 2006, handset subsidies), depreciation and amortization, network interconnection, labor costs, leased line expenses, advertising expenses and, until July 2005, the cost of goods sold for handsets. Operating income represented 23.1% of our operating revenue in 2004, 24.9% in 2005 and 23.8% in 2006. We cannot assure you that our operating margin will not decrease in future periods.

Operating Results

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2004			2005			2006
	(In billions of Won, except percentage data)

Operating Revenue	~~W~~	10,570.6	100.00%	~~W~~	10,721.8	100.00%	~~W~~	11,028.0	100.00%
Operating Expenses		8,130.9	76.92		8,051.2	75.09		8,406.9	76.23

Operating Income		2,439.7	23.08		2,670.6	24.91		2,621.1	23.77
Other Income		199.4	1.89		392.6	3.66		284.9	2.58
Other Expenses		516.0	4.88		501.6	4.68		884.4	8.02

Income Before Income Taxes and Minority Interest		2,123.1	20.09		2,561.6	23.89		2,021.6	18.33
Income Taxes		629.7	5.96		693.3	6.47		572.0	5.19
Minority Interest		(1.9)	(0.02)		4.7	0.04		1.9	0.02

Net Income	~~W~~	1,491.5	14.10%	~~W~~	1,873.0	17.47%	~~W~~	1,451.5	13.16

Depreciation and Amortization(1)	~~W~~	1,607.5	15.20%	~~W~~	1,546.3	14.42%	~~W~~	1,553.6	14.09%

(1)	Excludes the depreciation and amortization allocated to internal research and development costs and manufacturing costs of Won 134.1 billion, Won 126.9 billion and Won 144.8 billion for the years ended December 31, 2004, 2005 and 2006, respectively.

The following table sets forth additional revenue information about our operations during the periods indicated:

	Year Ended December 31,
	2004			2005			2006
			Percentage			Percentage			Percentage
			of Total			of Total			of Total
	Revenue		Revenue	Revenue		Revenue	Revenue		Revenue
	(In billions of Won, except percentages)

Cellular Revenue:
Wireless Services(1)	~~W~~	8,798.4	83.2%	~~W~~	9,168.7	85.5%	~~W~~	9,482.2	86.0%
Interconnection		849.4	8.0		898.6	8.4		1,033.4	9.4
Digital Handset Sales(2)		649.8	6.2		294.6	2.7		—	0.0

Total Cellular Revenue		10,297.6	97.4		10,361.9	96.6		10,515.6	95.4

Other Revenue:
International Calling Service(3)		126.3	1.2		138.7	1.3		176.4	1.6
Portal Service(4)		85.0	0.8		126.9	1.2		165.6	1.5
Miscellaneous		61.7	0.6		94.3	0.9		170.4	1.5

Total Other Revenue		273.0	2.6		359.9	3.4		512.4	4.6

Total Operating Revenue	~~W~~	10,570.6	100.0%	~~W~~	10,721.8	100.0%	~~W~~	11,028.0	100.0%

Total Operating Revenue Growth		2.9%			1.4%			2.9%

(1)	Wireless services revenue includes initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and other miscellaneous cellular revenues, including international interconnection charges, interest on overdue subscriber accounts (net of telephone tax) and revenue from the sale and licensing of Internet platform solutions.
(2)	Until July 2005, we consolidated revenues derived from sales of digital handsets made through our former subsidiary, SK Teletech. In July 2005, we sold 4,542,000 shares of SK Teletech owned by us to Pantech & Curitel, Inc., a Korean mobile handset manufacturer, reducing our equity interest in SK Teletech from 89.1% to 29.1%, which became a 22.7% equity interest in Pantech following the merger of SK Teletech (renamed SKY Teletech following our sale of the company to Pantech & Curitel) into Pantech in December 2005.
(3)	Provided by SK Telink Co. See “Item 4.B. Business Overview — Our Services — Other Products and Services — International Calling Services”.
(4)	Portal service revenue attributable to our subsidiaries (including SK Communications and Paxnet Co., Ltd., which operates a financial portal site, in 2004, and since 2005, SK Communications, Paxnet Co., Ltd. and U-Land Company Limited, the Hong Kong-incorporated holding company through which we hold our interest in ViaTech).

2006 Compared to 2005

Operating Revenue.  Our operating revenue increased by 2.9% to Won 11,028.0 billion in 2006 from Won 10,721.8 billion in 2005, principally due to a 1.5% increase in our cellular revenue to Won 10,515.6 billion in 2006 from Won 10,361.9 billion in 2005, a 30.5% increase in portal service revenues to Won 165.6 billion in 2006 from Won 126.9 billion in 2005 and, to a lesser extent, a 27.2% increase in international call service revenues to Won 176.4 billion in 2006 from Won 138.7 billion in 2005.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as well as an increase in our interconnection revenue. This increase was offset, in part, by the elimination of revenue attributable to handset sales by our former subsidiary, SK Teletech, from cellular revenue beginning in July 2005. As of such date, our equity interest in SK Teletech was reduced from 89.1% to 29.1% and the company was excluded from consolidation. Revenue attributable to sales of digital handsets amounted to Won 294.6 billion, or 2.7% of our operating revenue, in 2005.

Wireless services revenue increased 3.4% to Won 9,482.2 billion in 2006 from Won 9,168.7 billion in 2005, primarily as a result of a 4.1% increase in the number of our wireless subscribers to approximately 20.3 million as of December 31, 2006 from approximately 19.5 million subscribers as of December 31, 2005.

Our average monthly revenue per subscriber, excluding interconnection revenue, remained relatively flat in 2006 compared to 2005, increasing by less than 1.0% to Won 40,220 in 2006 from Won 40,205 in 2005, which was primarily a result of increases in our average monthly revenue per subscriber from wireless data services and initial subscriptions, which were substantially offset by decreases in our average monthly revenue per subscriber from value-added services. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for wireless data services, as well as monthly plan-based fees paid by subscribers to our optional Data Plan and Convergence Service plans, increased in 2006, primarily due to increased use of our SMS and MMS services, increased purchases of digital contents and increased subscriptions to our Data Plan service plans. Our average monthly revenue per subscriber from initial subscription fees also increased in 2006, primarily reflecting increased subscriber numbers. On the other hand, our average monthly revenue per subscriber from value-added services decreased in 2006, primarily as a result of our elimination of charges for Caller ID service beginning in January 2006.

Interconnection revenue increased to Won 1,033.4 billion in 2006 from Won 898.6 billion in 2005. The increase was primarily due to increases in mobile-to-mobile interconnection and fixed-line-to-mobile traffic volume, as well as an increase in interconnection rates. See “Item 4.B. Business Overview — Interconnection”. Our average monthly revenue per subscriber, including interconnection revenue, increased by 1.0% to Won 44,599 in 2006 from Won 44,167 in 2005.

Portal service revenues increased to Won 165.6 billion in 2006 from Won 126.9 billion in 2005, primarily due to increased use by our subscribers of portal services, such as portal services offered through our www.NATE.com website and community portal services offered by Cyworld.

International call service revenues increased to Won 176.4 billion in 2006 from Won 138.7 billion in 2005 as a result of general increases in outbound international traffic volume.

Operating Expenses.  Our operating expenses in 2006 increased by 4.4% to Won 8,406.9 billion from Won 8,051.2 billion in 2005, primarily due to increases in commissions paid and advertising expenses, which more than offset decreases in cost of goods sold and provision for bad debts.

Commissions paid, including to our authorized dealers, increased by 15.2% to Won 3,293.2 billion in 2006 from Won 2,859.6 billion in 2005, primarily attributable to our increased marketing activities as a result of heightened competition in the wireless telecommunications sector following the MIC’s partial lifting of restrictions on handset subsidies beginning in March 2006, as well as increased commissions paid to authorized dealers in connection with new subscriptions and, to lesser extent, increases in non-marketing related commissions paid for global roaming services, in line with increased usage of our expanded global voice and data roaming services.

Advertising expenses increased 10.0% to Won 307.2 billion in 2006 from Won 279.4 billion in 2005 primarily attributable to World Cup-related advertising and sponsorship in the second quarter of 2006 and advertising related to the launch of our new “T” brand in the fourth quarter of 2006.

Cost of goods sold decreased by 49.6% to Won 121.4 billion in 2006 from Won 240.7 billion in 2005, primarily due to the elimination of costs related to handset sales, following the sale of our controlling interest in SK Teletech and its exclusion from consolidation beginning in July 2005, as discussed above.

Operating Income.  Our operating income decreased by 1.9% to Won 2,621.1 billion in 2006 from Won 2,670.6 billion in 2005, while operating expenses increased, as discussed above.

Other Income.  Other income consists primarily of interest income, commission income, dividend income, as well as equity in earnings of affiliates and gains on disposal of consolidated subsidiaries. Other income decreased by 27.4% to Won 284.9 billion in 2006 from Won 392.6 billion in 2005, due primarily to an extraordinary gain of Won 178.7 billion from our sale of a 60% equity interest in SK Teletech in July 2005. Such decrease was offset, in part, by increases in other items, including an increase in interest income reflecting higher interest rates in 2006 and an increase in equity in earnings of affiliates, primarily reflecting higher earnings of SK C&C in 2006.

Other Expenses.  Other expenses consist primarily of interest and discount expenses, donations and equity losses of affiliates. Other expenses increased by 76.3% to Won 884.4 billion in 2006 from Won 501.6 billion in 2005. This increase was primarily attributable to a one-time payment of Won 144.0 billion in special severance indemnities related to a change in our severance payment policy effective as of March 31, 2006, as well as a Won 165.7 billion net loss in investments in equity of affiliates largely due to losses of Won 88.3 billion from investments in HELIO, reflecting higher expenses related to the commercial launch of HELIO’s MVNO services in May 2006, and losses of Won 55.9 billion from our investments in Pantech, reflecting the deterioration of Pantech’s liquidity in the fourth quarter of 2006. For a discussion of the change in our severance payment policy in March 2006, see “Item 6.D. Employees — Employment Stock Ownership Association and Other Benefits”. Donations increased by 35.6% to Won 103.3 billion in 2006 from Won 76.2 billion in 2005, primarily due to an increase in our charitable donations, including contributions to educational institutions and other non-profit organizations. As a percentage of operating revenue, other expenses increased to 8.0% in 2006 compared from 4.7% in 2005.

Income Tax.  Provision for income taxes decreased by 17.5% to Won 572.0 billion in 2006 from Won 693.3 billion in 2005. Our effective tax rate in 2006 increased to 28.3% from an effective tax rate of 27.1% in 2005. See note 18 of the notes to our consolidated financial statements.

Net Income.  Principally as a result of the factors discussed above, our net income decreased by 22.5% to Won 1,451.5 billion in 2006 from Won 1,873.0 billion in 2005. Net income as a percentage of operating revenues was 13.2% in 2006 compared to 17.5% in 2005.

2005 Compared to 2004

Operating Revenue.  Our operating revenue increased by 1.4% to Won 10,721.8 billion in 2005 from Won 10,570.6 billion in 2004, principally due to a 0.6% increase in our cellular revenue to Won 10,361.9 billion in 2005 from Won 10,297.6 billion in 2004, a 49.3% increase in portal service revenues to Won 126.9 billion in 2005 from Won 85.0 billion in 2004 and, to a lesser extent, a 9.8% increase in international call service revenues to Won 138.7 billion in 2005 from Won 126.3 billion in 2004.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue and, to a lesser extent, an increase in our interconnection revenue, which increase was offset, in part, by a decrease in revenue attributable to handset sales. Wireless services revenue increased 4.2% to Won 9,168.7 billion in 2005 from Won 8,798.4 billion in 2004, as a result of a 3.7% increase in the number of our wireless subscribers to approximately 19.5 million subscribers as of December 31, 2005 from approximately 18.8 million subscribers as of December 31, 2004, as well as a slight increase in our average monthly revenue per subscriber, excluding interconnection revenue, from Won 39,689 in 2004 to Won 40,205 in 2005.

The slight increase in our average monthly revenue per subscriber, excluding interconnection revenue, was principally due to increases in average monthly revenue per subscriber from wireless data services and, to a lesser extent, increases in average monthly revenue per subscriber from value-added services and initial subscription fees, which were largely offset by a decrease in average monthly revenue per subscriber from basic monthly plan-based fees and usage charges for outgoing voice calls. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for wireless data services, as well as monthly plan-based fees paid by subscribers to our optional Data Plan and Convergence Service plans, increased in 2005, primarily due to increased purchases of digital contents and increased subscriptions to our new Data Plan service plans.

Interconnection revenue increased to Won 898.6 billion in 2005 from Won 849.4 billion in 2004. The increase was primarily due to an increase in mobile-to-mobile interconnection traffic volume, which was partially offset by a slight decrease in fixed-line-to-mobile traffic volume. See “Item 4.B. Business Overview — Interconnection”. Our average monthly revenue per subscriber, including interconnection revenue, increased by 1.4% to Won 44,167 in 2005 from Won 43,542 in 2004.

Portal service revenues increased to Won 126.9 billion in 2005 from Won 85.0 billion in 2004, primarily due to increased use by our subscribers of our wireless Internet contents services, such as NATE and Cyworld.

International call service revenues increased to Won 138.7 billion in 2005 from Won 126.3 billion in 2004 as a result of general increases in traffic volume.

Such increases in wireless data service revenue, value-added services revenue, interconnection revenue, portal service revenue and international call service revenue were partly offset by a decrease in revenue attributable to sales of digital handsets by 54.7% to Won 294.6 billion in 2005 from Won 649.8 billion in 2004, primarily as a result of our sale in July 2005, of shares representing 60% of the issued and outstanding common shares of SK Teletech, our former consolidated subsidiary, to Pantech & Curitel.

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

Advertising expenses decreased by 20.8% to Won 279.4 billion in 2005 from Won 352.9 billion in 2004. As the negative impact of the introduction of number portability decreased, we were able to reduce our expenses related to advertising activities undertaken to counter such negative impact. Also in 2005, we continued to shift our marketing strategy away from mass advertising toward a more targeted campaign focused on attracting and retaining high-end, high-volume user customers, which also reduced marketing costs.

Depreciation and amortization expenses decreased 3.8% to Won 1,546.3 billion in 2005 from Won 1,607.5 billion in 2004. The decrease in depreciation and amortization expenses was primarily due to a decline in capital expenditures in 2005 compared with 2004 and the corresponding decrease in acquisitions of assets that are subject to depreciation, as well as the effect of our use of the declining balance method of depreciation for previously acquired assets.

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

Provision for bad debt increased by 286.3% to Won 112.8 billion in 2005 compared to Won 29.2 billion in 2004, primarily reflecting an increase in our accounts receivable.

Network interconnection expenses increased by 8.3% to Won 989.4 billion in 2005 from Won 913.7 billion in 2004, primarily due to the interconnection rate adjustments beginning in September 2004, an increase in the level of interconnection fees that we paid to other operators for calls using their networks due to increased traffic volume. Mobile-to-mobile interconnection expenses increased by 16.2% to Won 748.8 billion in 2005 from Won 644.6 billion in 2004, primarily due to higher traffic volume. Mobile-to-fixed-line interconnection expenses decreased by 14.5% to Won 183.2 billion in 2005 compared to Won 214.2 billion in 2004.

Commissions paid, including to our authorized dealers, increased by 1.7% to Won 2,859.6 billion in 2005 from Won 2,812.3 billion in 2004, primarily due to our continued efforts to retain existing subscribers and to acquire new subscribers, as well as increases in non-marketing related commissions paid to our Internet content providers, in line with increased wireless data usage. Such increases were partially offset by slight decreases in marketing related monthly commissions paid due to our more efficient marketing strategy.

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

Other Income.  Other income consists primarily of interest income, dividend income and commission income, as well as gains on disposal of consolidated subsidiaries and gains on disposal of investment assets. Other income increased by 96.9% to Won 392.6 billion in 2005 from Won 199.4 billion in 2004, primarily due to gains on the sale of a 60% equity interest in SK Teletech, our former consolidated subsidiary, to Pantech & Curitel in

July 2005 of Won 178.7 billion and, to a lesser extent, gain on disposal of investment assets and increased equity earnings of affiliates primarily attributable to earnings of SK C&C. Such increase was offset, in part, by decreases in interest income and foreign exchange and translation gains primarily reflecting the slower pace of appreciation of the Won against the Dollar, in which a significant portion of our debt is denominated in 2005 as compared to such pace in 2004.

Other Expenses.  Other expenses primarily include interest and discount expenses, donations and equity losses of affiliates. Other expenses decreased by 2.8% to Won 501.6 billion in 2005 from Won 516.0 billion in 2004. The decrease was primarily due to decreases in interest and discounts, loss on impairment of long-term investment securities, loss on transactions and valuation of currency forward and swap transactions and loss on disposal and impairment of property, equipment and intangible assets. Such decreases were offset, in part, by increases in donations, primarily due to an increase in our charitable donations and equity in losses of affiliates, primarily reflecting losses of TU Media and HELIO. As a percentage of operating revenue, other expenses slightly decreased to 4.7% in 2005 from 4.9% in 2004.

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

Item 5.B.	Liquidity and Capital Resources

Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 1,323.8 billion, Won 1,735.2 billion and Won 1,455.5 billion as of December 31, 2004, 2005 and 2006, respectively.

We had cash, cash equivalents, short-term financial instruments and trading securities of 1,038.1 billion as of December 31, 2004, Won 1,262.5 billion as of December 31, 2005 and Won 1,249.4 billion as of December 31, 2006. We had outstanding short-term borrowings of Won 425.5 billion as of December 31, 2004, Won 1.0 billion as of December 31, 2005 and Won 58.3 billion as of December 31, 2006. As of December 31, 2006, we had credit lines with several local banks that provided for borrowings of up to Won 1,086.3 billion, of which Won 58.6 billion was outstanding and Won 1,027.7 billion available for borrowing.

Operating cash flow and debt financing have been our principal sources of liquidity. Cash and cash equivalents increased to Won 486.0 billion from Won 378.4 billion in 2005 and Won 370.6 billion in 2004.

	Year Ended December 31,						Change
Cash Flow Analysis	2004		2005		2006		2004 to 2005			2005 to 2006
	(In billions of Won, except percentages)

Net Cash Flow from Operating Activities	~~W~~	2,527.9	~~W~~	3,407.1	~~W~~	3,589.8	~~W~~	879.2	34.8%	~~W~~	182.7	5.4%
Net Cash Used in Investing Activities		(1,470.3)		(1,938.2)		(2,535.1)		(467.9)	(31.8)		(596.9)	(30.8)
Net Cash Used in Financing Activities		(968.6)		(1,429.0)		(952.4)		(460.4)	(47.5)		476.6	33.4
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		(11.1)		(3.0)		(9.3)		8.1	(73.0)		(6.3)	210.0
Net Cash Flow due to Changes in Consolidated Subsidiaries		(24.8)		(29.1)		14.6		(4.3)	(17.3)		43.7	150.1

Net Increase (Decrease) in Cash and Cash Equivalents	~~W~~	53.1	~~W~~	7.8	~~W~~	107.6	~~W~~	(45.3)	(85.3)	~~W~~	99.8	1,279.5
Cash and Cash Equivalents at Beginning of Period		317.5		370.6		378.4		53.1	16.7		7.8	2.1

Cash and Cash Equivalents at End of Period	~~W~~	370.6	~~W~~	378.4	~~W~~	486.0	~~W~~	7.8	2.1%	~~W~~	107.6	28.4%

Net Cash Flow from Operating Activities.  Net cash flow provided by operations was Won 2,527.9 billion in 2004, Won 3,407.1 billion in 2005 and Won 3,589.8 billion in 2006. Depreciation and amortization were Won 1,752.5 billion in 2004, Won 1,675.5 billion in 2005 and Won 1,698.4 billion in 2006.

Net Cash from Investing Activities.  Net cash used in investing activities was Won 1,470.3 billion in 2004, Won 1,938.2 billion in 2005 and Won 2,535.1 billion in 2006. Cash inflows from investing activities were Won 649.0 billion in 2004, Won 666.1 billion in 2005 and Won 714.2 billion in 2006. The primary contributor to such inflows in 2004 and 2005, respectively, related to a decrease in trading securities of Won 240.2 billion in 2004 and proceeds from the sale of consolidated subsidiaries of Won 291.0 billion in 2005, while cash inflows from investing activities in 2006 primarily reflected proceeds from the disposal of long-term investment securities of Won 306.0 billion, largely attributable to the sale of Won 296.4 billion in aggregate amount of currency stabilization bonds. Cash outflows for investing activities were Won 2,119.3 billion in 2004, Won 2,604.3 billion in 2005 and Won 3,249.3 billion in 2006. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,631.9 billion in 2004, Won 1,416.6 billion in 2005 and Won 1,498.1 billion in 2006, all primarily relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades to and expansion of our HSDPA-capable WCDMA network, as well as, in 2006, initial build-out of our WiBro network; acquisition of long-term investment securities, which were Won 54.1 billion in 2004, Won 319.1 billion in 2005 and Won 1,127.4 billion in 2006, which was primarily due to our purchase in July 2006 of convertible bonds issued by China Unicom for US$1 billion; and acquisition of equity securities accounted for using the equity method, which were Won 21.1 billion in 2004, Won 231.8 billion in 2005 and Won 244.3 billion in 2006.

Net Cash from Financing Activities.  Net cash used in financing activities was Won 968.6 billion in 2004, Won 1,429.0 billion in 2005 and Won 952.4 billion in 2006. Cash inflows from financing activities were primarily driven by issuances of bonds, which provided cash of Won 1,205.7 billion in 2004, Won 193.7 billion in 2005 and Won 385.0 billion in 2006. Proceeds from long-term borrowings of Won 294.8 billion also contributed to cash inflows from financing activities in 2006. We had no cash inflows from proceeds from long-term borrowings in 2004 and 2005. Cash outflows for financing activities included payment of short-term borrowings, payments of current portion of long-term debt, payment of dividends and acquisition and retirement of treasury stock, among other items. Payment of short-term borrowings were Won 359.1 billion in 2004, Won 376.9 billion in 2005 and none in 2006. Payments of current portion of long-term debt were Won 1,370.6 billion in 2004, Won 500.0 billion in 2005 and Won 815.3 billion in 2006. Payment of dividends were Won 478.3 billion in 2004, Won 758.2 billion in 2005 and Won 662.8 billion in 2006. The acquisition treasury shares, and subsequent retirement of such shares, in a series of open market transactions in August and September 2006, for an aggregate purchase price of Won 209.1 billion also contributed to cash outflows for financing activities in 2006.

As of December 31, 2004, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,891.8 billion and we did not have any bank or institutional borrowings. We had facility deposits of Won 31.4 billion as of December 31, 2004. As of December 31, 2005, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,314.4 billion, which included bonds in the amount of Won 2,314.2 billion and bank and institutional borrowings in the amount of Won 0.2 billion. We had long-term facility deposits of Won 23.8 billion as of December 31, 2005. As of December 31, 2006, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,288.3 billion, which included bonds in the amount of Won 1,995.3 billion and bank and institutional borrowings in the amount of Won 293.0 billion. We had long-term facility deposits of Won 21.1 billion as of December 31, 2006. For a description of our long-term liabilities, see notes 9, 10, 11 and 22 of the notes to our consolidated financial statements.

As of December 31, 2006, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 24.0% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, Won 150.0 billion and Won 200 billion, respectively. These bonds will mature in March 2009, May 2009 and December 2011, respectively, and have annual interest rates of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated bond offerings in March, May and December 2004 were used for our operations. In March 2005, we issued Won-denominated bonds with a principal amount of Won 200.0 billion. These bonds will mature in March 2010 and have an annual interest rate of 4.0%. The proceeds of these bonds were primarily used for repayment of maturing long-term debt.

In April 2004, we issued U.S. dollar-denominated notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt. In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. Subsequently, the initial conversion price was adjusted to Won 217,062 per share in accordance with anti-dilution provisions contained in the terms of the notes. In addition, for the year ended December 31, 2006, convertible notes in the principal amount of US$25,210,000 were converted into 136,163 shares of the Company’s common stock and the principal amount of the convertible notes decreased from US$329,450,000 to US$304,240,000. As of December 31, 2006, 1,649,014 shares of common stock were deposited with the Korea Securities Depository and reserved in favor of the noteholders’ conversion rights.

In September and November 2006, we issued Won-denominated corporate bonds, in each case, in aggregate principal amount of Won 200 billion. These bonds will mature in September 2016 and November 2013, respectively, and have annual interest rates of 5.0% and 4.0%, respectively. The proceeds of these Won-denominated bond offerings were primarily used for the repayment of maturing long-term debt. See note 9 of the notes to our consolidated financial statements.

In June 2006, we issued floating rate discounted bills in aggregate principal amount of Won 200 billion. The discounted bills have a five-year maturity and an interest rate based on a 91-day certificate of deposit yield plus 0.25%. In October 2006, we also made long-term borrowings in aggregate principal amount of US$100 million with a maturity of seven years and an interest rate based on six-month LIBOR plus 0.29%. These amounts were used for our operations.

We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 31.4 billion at December 31, 2004, Won 23.8 billion at December 31 2005 and Won 21.1 billion at December 31, 2006. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. See “Item 4.B. Business Overview — Revenues, Rates and Facility Deposits”.

Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. For a description of swap or derivative transactions we have entered into, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop new and growing business areas, including our wireless Internet business, convergence businesses and overseas operations, including through acquisitions and strategic alliances. In addition, we have used funds for the acquisition of treasury shares and payment of retirement and severance benefits.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2007. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.  The following table sets forth our actual capital expenditures for 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	(In billions of Won)

CDMA Networks(1)	~~W~~	728	~~W~~	376	~~W~~	280
WCDMANetwork		220		575		781
WiBro(2)		—		—		53
Others(3)		684		466		384

Total(4)	~~W~~	1,632	~~W~~	1,417	~~W~~	1,498

(1)	Includes our basic CDMA, CDMA 1xRTT and CMDA EV/DO networks.
(2)	We commenced WiBro service in May 2006.
(3)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing.
(4)	Also, see note 7 of the notes to our consolidated financial statements.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2004 were Won 1,631.9 billion. Our actual capital expenditures in 2005 were Won 1,416.6 billion. Of such amount, we spent approximately Won 574.5 billion on capital expenditures related to expansion of our WCDMA network and development of HSDPA technology, Won 375.8 billion related to general upkeep of our CDMA 1xRTT and CMDA EV/DO networks and Won 466.3 billion on other capital expenditures and projects. Our actual capital expenditures in 2006 were Won 1,498.1 billion. Of such amount, we spent approximately Won 780.5 billion on capital expenditures related to upgrade and expansion of our HSDPA-capable WCDMA network, Won 53.4 billion related to development and initial roll out of our WiBro network, Won 279.9 billion related to general upkeep of our CDMA 1xRTT and CMDA EV/DO networks and Won 384.3 billion on other capital expenditures and projects. We are required to pay the remainder of the cost of our IMT-2000 license in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(i) of the notes to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006.

In March 2005, we obtained a license from the MIC to provide WiBro services and paid the related Won 117.0 billion WiBro license fee. We conducted pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service 24 “hot zone” areas in seven cities. We are planning to make additional capital expenditures in 2007 to build and expand our WiBro network, and we may also make further capital investments to expand our WiBro service in the future. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

We estimate that we will spend approximately Won 1.55 trillion for capital expenditures in 2007 for a range of projects, including investments in our backbone networks (and our WCDMA and WiBro networks in particular), investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2007 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments, including based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.  As of December 31, 2006, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)

2007	~~W~~	711.0
2008		320.3
2009		656.4
After 2009		1,371.8

We note that no commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

Investments in Convergence Businesses and Global Expansion and Other Needs.  We may also require capital for investments to support our development of growing businesses areas, as well as the purchase of additional treasury shares and shares of our affiliates.

For example, we, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the United States, plan to invest US$220 million in HELIO, our joint venture with EarthLink. As of March 31. 2007, we had invested US$214 million in HELIO and expect to invest the remaining US$6 million by the end of 2007. For a more detailed description of our investment in HELIO, see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

We have been providing CDMA cellular service in Vietnam since 2003 through our overseas subsidiary, SLD Telecom, and through S-Telecom, a joint venture between SLD Telecom and Saigon Post & Telecommunication Services Corporation. In November 2005, our board of directors approved an additional US$280 million investment in SLD Telecom to fund expansion of its CDMA network to all of Vietnam. In January 2006, we acquired 100 million additional shares of SLD Telecom’s unissued common stock for US$100 million, increasing our equity interest in that company from 55.1% to 73.3%.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.  In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights or dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. In October 2004, we extended trust funds with a balance of Won 982 billion, for another three years.

In a series of open market purchases in the period between August 1, 2006 and August 14, 2006, we acquired 491,000 shares of our common stock at an aggregate purchase price of Won 92.5 billion, all of which were cancelled on August 17, 2006. In a subsequent series of open market purchases in the period between September 4, 2006 and September 27, 2006, we acquired an additional 592,000 shares of our common stock at an aggregate purchase price of Won 116.6 billion, all of which were cancelled on September 29, 2006. In connection with the cancellation of these treasury shares, we reduced our retained earnings before appropriations by Won 209.1 billion in accordance with Korean law. As of December 31, 2006, the total number of our common stock outstanding was 81,193,711.

In 2007, we plan to purchase on the open market an additional Won 200 billion in aggregate amount of our shares in 2007.

Severance Payments.  The total accrued and unpaid retirement and severance benefits for our employees as of December 31, 2006 of Won 22.3 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 28.9 billion to fund a portion of the employees’ severance indemnities.

Effective March 31, 2006, we implemented certain changes to our severance payment policy in respect of employees who had joined our company on or before December 31, 2002. As a result of such policy change, we required applicable employees to receive and settle all severance benefits accrued as of March 31, 2006. These accrued severance payments were made in April 2006. As compensation for the mandatory early settlement of their accrued severance benefits, we also paid such employees additional special bonuses of Won 125.9 billion in aggregate amount. We recorded the special bonus payments as special severance indemnities in other expenses for the year ended December 31, 2006. In 2006, we also sponsored a voluntary early retirement plan with respect to certain eligible employees. These early retirees were also paid special bonuses of Won 18.1 billion in the aggregate, which amount was also reflected in special severance indemnities in other expenses for the year ended December 31, 2006. We may, in the future, again sponsor early retirement plans, in part, to improve operational efficiencies.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 2(o) of the notes to our consolidated financial statements.

Dividends.  Total payments of cash dividends amounted to Won 478.3 billion in 2004, Won 758.2 billion in 2005 and Won 662.8 billion in 2006.

In March 2007, we distributed annual dividends at Won 7,000 per share to our shareholders for an aggregate payout amount of Won 508.7 billion. We expect to pay total dividends of Won 8,000 per share in 2007.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2006, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
			Less Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years
	(In billions of Won)

Bonds
Principal	~~W~~	2,756.0	~~W~~	702.4	~~W~~	974.7	~~W~~	678.9	~~W~~	400.0
Interest		350.3		106.9		112.1		67.8		63.5
Long-term borrowings
Principal		293.2		0.1		0.1		200.0		93.0
Interest		72.6		15.5		31.0		15.6		10.5
Capital lease obligations		10.5		8.6		1.9		—		—
Operating leases		—		—		—		—		—
Purchase obligations		—		—		—		—		—
Facility deposits		38.7		17.6		—		—		21.1
Derivatives		113.4		—		22.5		90.2		0.7
Investment commitment to HELIO		18.1		18.1		—		—		—
Other long-term payables(2)
Principal		650.0		90.0		240.0		320.0		—
Interest		86.9		26.3		40.8		19.8		—

Total contractual cash obligations(3)	~~W~~	4,389.7	~~W~~	985.5	~~W~~	1,423.1	~~W~~	1,392.3	~~W~~	588.8

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.
(2)	Related to acquisition of IMT-2000 license. See note 2(i) and note 8 of the notes to our consolidated financial statements.
(3)	This amount does not include our future investments in the CDMA market in Vietnam, which we expect to make through our overseas subsidiary SLD Telecom under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Item 4.B. Business Overview — Global Business — Overseas Operations” and “— Critical Accounting Policies, Estimates And Judgments — Off-Balance Sheet Arrangements”.

See note 22 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 3.0% in 2004 and 2.7% in 2005 and 2.2% in 2006.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 31 and 32 of our notes to consolidated financial statements.

Our net income in 2004 under U.S. GAAP is higher than under Korean GAAP by Won 61.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP, the differing treatment of loss on impairment of investment securities and the tax effect of the reconciling items which were partially offset by the differing treatment of loss on valuation of currency swap and nonrefundable activation fees. Our net income in 2005 under U.S. GAAP is higher than under Korean GAAP by Won 154.6 billion, primarily due to reversal of goodwill amortization under U.S. GAAP, deferred income tax adjustments due to the difference in accounting principles and the differing treatment of loss on valuation of currency swap, partially offset by the differing treatment of nonrefundable activation fees and intangible assets. Our net income in 2006 under U.S. GAAP is higher than under Korean GAAP by Won 429.0 billion, primarily due the differing treatment of unrealized gains or losses on valuation of convertible notes and reversal of goodwill amortization under U.S. GAAP, partially offset by the tax effect of the reconciling items.

Our shareholders’ equity at December 31, 2004 under U.S. GAAP is higher than under Korean GAAP by Won 1,031.3 billion primarily due to the same reasons as in 2003: increases from the differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates. Our shareholders’ equity at December 31, 2005 under U.S. GAAP is higher than under Korean GAAP by Won 1,144.9 billion and our shareholders’ equity at December 31, 2006 under U.S. GAAP is higher than under Korean GAAP by Won 1,255.4 billion, in each case, primarily due to the same reasons as in 2004: increases from the differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates.

New Accounting Pronouncements under U.S. GAAP

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF Issue No. 06-3”). EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for our annual reporting period ending December 31, 2007. We have not completed the evaluation of the effect of the application of EITF Issue No. 06-3 in 2007.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for our annual reporting period ending December 31, 2007. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. We have not completed the evaluation of the effect of the application of FIN 48 in 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for our annual reporting period ending December 31, 2008. We have not completed the evaluation of the effect of the application of SFAS No. 157 in 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115” (“SFAS No. 159”), which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions.

SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. We have not completed the evaluation of the effect of the application of SFAS No. 159 beginning on November 15, 2007.

Significant Changes in Korean GAAP

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

Such newly adopted accounting standards were prospectively applied as allowed by SKAS No. 15 through No. 17. As a result, our consolidated balance sheet as of December 31, 2004 and our consolidated statements of income and cash flows for the year ended December 31, 2004 were not adjusted to reflect the effect of adoption of SKAS No. 15 through No. 17.

On January 1, 2006, we adopted SKAS No. 18 through No. 20. The adoption of such accounting standards did not have an effect on our consolidated financial position as of December 31, 2006 or our consolidated ordinary income and net income for the year ended December 31, 2006.

SKAS No. 11 and SKAS No. 21 through No. 24 are effective for the fiscal years beginning after December 31, 2006. We believe the adoption of such accounting standards will not have an effect on our financial position, ordinary income and net income. Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, unrealized gains or losses on available-for-sale securities, equity in capital adjustments of affiliates and gains or losses on valuation of derivative instruments, which were classified as capital adjustments through 2006, will be classified as accumulated other comprehensive income.

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

Our intangible assets include the WCDMA frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 1, 2003. Because WCDMA presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition and results of operations, we review the WCDMA frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the WCDMA frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the WCDMA frequency usage right for 2006.

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

Off-Balance Sheet Arrangements

In July 2003, SLD Telecom, our overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. Pursuant to such contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the expenditures necessary to operate the business, SLD Telecom and Saigon Post & Telecommunication Services Corporation have agreed to contribute the necessary funds to the business and to bear additional cash shortfalls, on an equal basis. With respect to our involvement in the business, our maximum exposure to loss was approximately Won 118.5 billion as of December 31, 2006.

In March 2005, we, through our overseas subsidiary, SK Telecom USA Holdings, and EarthLink, an Internet service provider in the U.S., established HELIO, a joint venture company, to provide wireless voice and data services across the U.S. We have committed to make cash contributions of US$220 million in aggregate amount to HELIO by the end of 2007 and EarthLink has committed make cash contributions of US$180 million in aggregate amount and non-cash contributions valued at US$40 million to HELIO by the end of 2007. As of March 31, 2007, we had invested US$214 million in HELIO and expect to invest the remaining US$6 million by the end of 2007.

Item 5.C.	Research and Development

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

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2004		2005		2006
	(In billions of Won)

Internal R&D Expenses	~~W~~	267.1	~~W~~	252.0	~~W~~	212.0
External R&D Expenses		69.0		69.1		67.0

Total R&D Expenses	~~W~~	336.1	~~W~~	321.1	~~W~~	279.0

Our total research and development expenses equaled 3.2% in 2004, 3.0% in 2005 and 2.5%, in 2006, respectively of operating revenue.

Our external research and development expenses have been influenced by the MIC, which makes annual recommendations concerning our minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications. The MIC’s recommended minimum level of contribution was 0.75% for each of 2004, 2005 and 2006. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. In addition, together with the Chinese government, we have been jointly researching and developing China’s TD-SDMA technology. We spent approximately Won 212.0 billion on internal research and development in 2006.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into three core areas:

•	The access technology R&D center, which has pioneered the development of 3G and 3.5G technologies. This center is developing next-generation technologies, including with a view toward leading global standardization of mobile telecommunications technologies. Current projects include the development of multimedia handsets and location-based services, as well as development of network technologies, including with respect to WiBro, personal area network, ubiquitous sensor and broadband convergence networks, The access technology R&D center is also spearheading our joint development of TD-SCDMA technology with the Chinese government.

•	The service technology R&D center, which focuses on improving the quality and operation of our core networks; building a flexible service infrastructure that will support the introduction of new products and services and enable easy maintenance; and developing new services based on customer needs. Specifically, this center has been developing an array of value-added services, including COLORing services and developing new wireless data and convergent products and services.

•	The information technology R&D center, which is responsible for developing and maintaining our overall management and information technology infrastructure, including billing and subscriber information security systems. The information technology R&D center is also currently upgrading our customer relationship management system.

As of December 31, 2006, our research center housed 591 research engineers (including both full time and temporary research engineers).

Each business unit also has its own research team that can concentrate on specific short-term research needs. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

External Research and Development

In addition to conducting research in our own facilities, we have been a major financial supporter of other Korean research institutes, and we have helped coordinate the Government’s effort to commercialize CDMA-based, WCDMA-based and WiBro technology. We do not independently own intellectual property rights in the technologies or products developed by any external research institute.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

These matters are discussed under Item 5.B. above where relevant.

Item 5.F.	Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of association, our board is to consist of at least three but no more than twelve directors, more than a half of whom must be independent non-executive directors. We currently have a total of twelve directors, eight of whom are independent non-executive directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

As required under relevant Korean laws and our articles of association, we have a committee for recommendation of independent non-executive directors within the board of directors, the Recommendation Committee. Independent non-executive directors are appointed from among those candidates recommended by the Recommendation Committee.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Jung Nam Cho	Nov. 20, 1941	1995	2010	Vice-chairman, Chief Executive Officer & Joint Representative Director		President & COO (SK Telecom)
Shin Bae Kim	Oct. 15, 1954	2002	2008	President, Chief Executive Officer, Chief Growth Officer & Joint Representative Director	Chairman, Korea Association of RFID/USN	Senior Vice President and Head of Strategic Planning Group (SK Telecom); Director, KORMS
Bang Hyung Lee	Aug. 20, 1955	2005	2008	Executive Vice-President, Chief Operating Officer & Head of Mobile Network Operations Business		Chief Marketing Officer, Head of Business Center, Head of Business Group, Head of Internet Business Group, Head of Marketing Group (SK Telecom); Senior Accountant, Deloitte Haskin & Sells, USA
Sung Min Ha	Mar. 24, 1957	2004	2010	Senior Vice President, Chief Financial Officer & Head of Corporate Center	Representative Director, SK Capital	Head of Strategic Planning Group, SK Telecom; Director, SK Telin; Auditor, SK C&C; Chairman and Representative Director, SLD Telecom; Auditor, SK Teletech

Our current non-standing directors are as set forth below:

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Dae Sik Kim	Jan. 11, 1955	2005	2008	Independent Non-executive Director	Professor, Hanyang University; Auditor, Korean Finance Association; Auditor, Korea Money and Finance Association; Member of Public Funds Oversight Committee; outside director of Shinhan Bank and Daehan Life Insurance	University of Pennsylvania, MBA (1981), Ph.D. (1987)
Yong Woon Kim	Oct. 4, 1943	2003	2009	Independent Non-executive Director	Auditor, Pohang University of Science and Technology Foundation;	Senior Executive Vice President (Legal Department, Seoul Office, Investment and Finance) and Director, POSCO; Standing Advisor, POSCO Research Institute

					Other Principal
		Director	Expiration		Directorships and
Name	Date of Birth	Since	of Term	Position	Positions	Business Experience

Dae Kyu Byun	Mar. 8, 1960	2005	2008	Independent Non-executive Director	Chief Executive Officer & Representative Director, Humax Co., Ltd.	Director, the Federation of Korea Information Industries; Representative Director, Guin Co.; President and co-founder, Venture Leaders Club
Seung Taik Yang	Oct. 24, 1939	2005	2008	Independent Non-executive Director	President, Tong-Myung University of Information Technology	Polytechnic Institute of Brooklyn, Ph.D.; 7th Minister, Ministry of Information and Communication; President, Electronics and Telecommunications Research Institute
Jae Seung Yoon	Nov. 9, 1962	2002	2008	Independent Non-executive Director	Vice-chairman & Representative Director; Daewoong Pharmaceutical Co., Ltd.; Vice-president, Insung Information Co., Ltd.	Public Prosecutor, The Seoul/Busan District Public Prosecutors’ Office; Auditor and Vice President, Daewoong Pharmaceutical Co., Ltd.
Sang Chin Lee	Jan. 24, 1941	1999	2008	Independent Non-executive Director	IT Consultant	Chairman, Communication Network Interface, Inc.; Chairman and Chief Executive Officer, Spectron Corp.; President, Scovill Fasteners, Inc.; Director of Organization, ITT Worldwide Corp.; Vice President, ITT Asia Pacific Corp.
Hyun Chin Lim	Apr. 26, 1949	2006	2009	Independent Non-executive Director	Dean, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, Faculty of Liberal Education, Seoul National University; President, Korean Association of NGO Studies
Dal Sup Shim	Jun. 27, 1950	2007	2010	Independent Non-executive Director	Research Member, Institute for Global Economics	Auditor, Korea Credit Guarantee Fund; Financial Attaché, Korean Embassy in the United States; Audit Officer, Korea Customs Service; Tax & Customs Office, Ministry of Finance and Economy

Involvement In Certain Legal Proceedings

In February 2004, certain members of our board of directors and executive officers resigned following a finding of accounting misconduct at SK Networks and the resulting movement to improve corporate governance in companies in the SK Group. The resignations were tendered by Mr. Tae Won Chey, our former non-standing director of and chairman and Chief Executive Officer of SK Corporation, Mr. Kil Seung Son, our former Chairman, Chief Executive Officer and Representative Director and representative director of SK Networks and non-standing director of SK Corporation, Mr. Jae Won Chey, our executive vice president at the time and Mr. Moon Soo Pyo, our president at the time. None of these resignations were related to any allegations of wrongdoing in connection with their role in our business, and we were not implicated in any of the charges against SK Network’s management. For details of the charges against Mr. Tae Won Chey and Mr. Kil Seung Son, see “Item 3.D. Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business”.

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2006 totaled approximately Won 5.4 billion.

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

In March 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of association, certain of our directors and officers were granted options to purchase our common shares. In 2002, 70 officers were granted options to purchase 65,730 common shares. The exercise price for the shares is Won 267,000. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. No officer exercised his option to purchase for shares granted in 2002. The board of directors may, by resolution, cancel any director’s or officer’s stock options under certain circumstances. Since 2003, none of our directors and officers have been granted options to purchase our common shares.

Item 6.C.	Board Practices

For information regarding the expiration of each director’s term of appointment, as well as the period from which each director has served in such capacity, see the table set out under “— Item 6.A. Directors and Senior Management”, above.

Termination of Directors, Services

Directors are given a retirement and severance payment upon termination of employment in accordance with our internal regulations on severance payments. Upon retirement, directors who have made significant contributions to our company during their term may be appointed to serve either as an advisor to us or as an officer of an affiliate company.

Audit Committee

Under relevant Korean laws and our articles of association, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-thirds of whom must be independent non-executive directors independent with respect to applicable rules. The members of the audit committee are appointed annually by a resolution of the board of directors. They are required to:

•	examine the agenda for the general meeting of shareholders;

•	examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

•	review the administration by the board of directors of our affairs; and

•	examine the operations and asset status of us and our subsidiaries.

In addition, the audit committee must appoint independent auditors to examine our financial statements. An audit and review of our financial statements by independent auditors is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Supervisory Commission of Korea and the KRX Stock Market.

Our audit committee is composed of four independent non-executive directors: Dae Sik Kim, Yong Woon Kim, Hyun Chin Lim and Dal Sup Shim, each of whom must be financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Dae Sik Kim is an “audit committee financial expert” as defined under the applicable rules of the Securities and Exchange Commission. See “Item 16A. Audit Committee Financial Expert”.

Independent Non-executive Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of two executive directors and two independent directors.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director and four independent directors.

Compensation Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of all independent directors.

Globalization Committee

This committee is responsible for reviewing our investments in global operations and for providing advice with respect to our core global strategies and business areas. The committee is comprised of one executive director and four independent directors.

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

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the 12 members of our board of directors, 8 are independent directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Recommendation Committee composed of independent directors and management directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of association, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees(1)	Temporary Employees	Total

December 31, 2004	6,421	932	7,353
December 31, 2005	5,727	919	6,646
December 31, 2006	6,178	1,498	7,676

(1)	The number of our regular employees decreased in 2005 due to our divestiture of SK Teletech.

The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of December 31, 2006:

	Marketing	Production	Research	Support	New Business	Total

Regular Employees	1,779	2,075	559	959	806	6,178
Temporary Employees	813	433	32	190	30	1,498

Total	2,592	2,508	591	1,149	836	7,676

Labor Relations

As of December 31, 2006, we had a company union comprised of 6,178 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare, except for employee wages, which are separately negotiated on an annual basis. Our wage negotiations completed in May 2004 resulted in an average wage rate increase of 3.0% for 2005 compared to 2004. Our wage negotiations completed in September 2006 resulted in an average wage rate increase of 2.0% for 2006 from 2005. We expect to begin negotiations with the union for the new collective bargaining agreement in respect of wages for 2007 in August 2007. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase our stock through the plan in the case of a capitalization by the association. As of December 31, 2006, the employee stock ownership association owned approximately 0.24% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2006, the accrued and unpaid retirement and severance benefits of Won 33.5 billion for all of our employees are reflected in our non-consolidated financial statements as a liability, of which a total of Won 23.9 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower. If the new entity is a subsidiary of which we own at least a 50% stake, employment is guaranteed for three years.

Under the Korean Intra-Company Labor Welfare Fund Law, we may also contribute up to 5% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2004, which was determined in the latter half of 2005, was set at 0.93% of our annual earnings before tax, or Won 23.8 billion. The contribution amount for 2005 was decided in December

2006 set at 2.1% of our annual earnings before tax, or Won 42.0 billion. The contribution amount for 2006 has not yet been determined.

Effective March 31, 2006, we implemented certain changes to our severance payment policy in respect of employees who had joined our company on or before December 31, 2002. As a result of such policy change, we required applicable employees to receive and settle all severance benefits accrued as of March 31, 2006. These accrued severance payments were made in April 2006. As compensation for the mandatory early settlement of their accrued severance benefits, we also paid such employees additional special bonuses of Won 125.9 billion in aggregate amount. We recorded the special bonus payments as special severance indemnities in other expenses for the year ended December 31, 2006. In 2006, we also sponsored a voluntary early retirement plan with respect to certain eligible employees. These early retirees were also paid special bonuses of Won 18.1 billion in the aggregate, which amount was also reflected in special severance indemnities in other expenses for the year ended December 31, 2006. We may, in the future, again sponsor early retirement plans, in part, to improve operational efficiencies.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of April 30, 2007:

		Number of	Percentage of	Special
		Shares	Total Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors:
Jung Nam Cho	Vice-Chairman, Chief Executive Officer, and Representative Director	0	0	None	None
Shin Bae Kim	President, Chief Executive Officer, Chief Growth Officer and Representative Director	1,270	0	None	None
Bang Hyung Lee	Executive Vice-President, Chief Operating Officer and Head of Mobile Network Operations Business	400	0	None	None
Sung Min Ha	Senior Vice President, Chief Financial Officer and Head of Corporate Center	738	0	None	None
Non-Standing Directors:
Dae Sik Kim	Independent Non-executive Director	0	0	None	None
Yong Woon Kim	Independent Non-executive Director	0	0	None	None
Dae Kyu Byun	Independent Non-executive Director	50	0	None	None
Seung Taik Yang	Independent Non-executive Director	0	0	None	None
Jae Seung Yoon	Independent Non-executive Director	200	0	None	None
Sang C. Lee	Independent Non-executive Director	0	0	None	None
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dal Sup Shim	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of December 31, 2006, approximately 46.9% of our issued shares were held in Korea by approximately 20,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2006 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

			Percentage
	Number of	Percentage Total	Total Shares
Shareholder/Category	Shares	Shares Issued	Outstanding

Domestic Shareholders
SK Group(1)	18,748,452	23.09%	25.80%
POSCO	2,341,569	2.88	3.22
Employees(2)	197,291	0.24	0.27
Treasury shares(3)	8,526,252	10.50	N/A
Officers and Directors	3,528	0.00	0.00
Other Domestic Shareholders	12,807,563	15.77	17.62
Foreign Shareholders(4)	38,569,056	47.50	53.08

Total Issued Shares	81,193,711	100.00%	100.00%

(1)	The SK Group’s ownership interest consists of the following as of December 31, 2006:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
SK Group Member(a)	Shares	Issued	Outstanding

SK Corporation	17,663,127	21.75%	24.31%
SK Networks	1,085,325	1.34	1.49

	18,748,452	23.09%	25.80%

(a)	The SK Group is a group of affiliated entities. As of December 31, 2006, the ownership interests among the SK Group included, among others:

•	SK Corporation owned: 21.75% of SK Telecom, 40.59% of SK Networks, 44.19% of SKC and 72.13% of SK Shipping Co., Ltd.
•	SK Networks owned 1.34% of SK Telecom, 17.71% of SK Shipping, 15.00% of SK Computer & Communications Co., Ltd., and 22.71% of SK Securities Co., Ltd.
•	SK Chemicals owned 58.03% of SK Engineering and Construction.

•	SKC owned 2.90% of SK Chemicals, 10.16% of SK Shipping Co., Ltd. and 12.41% of SK Securities Co., Ltd.

•	SK Securities owned 0.17% of SK Corporation and 0.06% of SKC.
•	SK Computer & Communications Co., Ltd. owned 11.16% of SK Corporation.
•	We owned 30.00% of SK Computer & Communications Co., Ltd.

(2)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees”.
(3)	Treasury shares do not have any voting rights; includes 1,688,842 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$329.5 million in zero coupon convertible notes that were sold in May 2004.
(4)	We understand that in April 2007, Brandes Investment Partners L.P., an investment advisory firm based in the United States, increased its shareholding in us to 5.003%.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2004	2005	2006
	(As a percentage of total issued shares)(1)

SK Group	24.03%	22.79%	23.09%
SK Corporation	21.47	21.47	21.75
SK Networks(2)	2.55	1.32	1.34
POSCO(3)	4.98	3.64	2.88

(1)	Includes 8,662,415, 8,662,415 and 8,526,252 shares held in treasury as of December 31, 2004, 2005 and 2006, respectively.
(2)	SK Networks sold 418,000 shares in January 2004 and currently owns 1,085,325 shares.
(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

Except as described above, other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2007, SK Corporation held 21.75% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. As a result of significant financial difficulties and prosecutors’ discovery of alleged fraudulent accounting practices at SK Networks, SK Networks sold 418,000 of our shares in January 2004. In December 2005, SK Networks disposed of additional shares of our common stock. SK Networks currently owns 1.34% of our shares. In the event that either SK Corporation or SK Networks announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

At an Extraordinary General Meeting of Shareholders convened on March 29, 2007, the shareholders of SK Corporation approved a plan for corporate reorganization submitted by SK Corporation’s board of directors. Pursuant to the reorganization, the SK Corporation will spin off substantially all of its operating business divisions into a newly established corporation to be named SK Energy Co. Ltd. and the surviving company, which will operate as a holding company, will be renamed SK Holdings Co. Ltd. The reorganization is scheduled to take effect as of July 1, 2007. Ownership of all our shares held by SK Corporation immediately preceding the reorganization will pass to SK Holdings as of July 1, 2007.

There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of December 31, 2006, SK Corporation owned 17,663,127 shares of our common stock, or approximately 21.75%, of our issued shares. As of December 31, 2006, a foreign investment fund and its related parties collectively held a 6.1% stake in SK Corporation. Under a newly adopted amendment to the Telecommunications Business Act, which became effective on May 9, 2004, a Korean entity, such as SK Corporation, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increased their shareholdings in SK Corporation to 15% or more and such foreign investment fund and its related parties collectively constituted the largest shareholder of SK Corporation, SK Corporation would have been considered a foreign shareholder, and its shareholding in us would have been included in the calculation of our aggregate foreign shareholding.

If SK Corporation’s shareholding in us were included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming foreign ownership level as of December 31, 2006 (which we believe was 47.5%), would have reached 69.5%, exceeding the 49% ceiling on foreign shareholding. If our aggregate foreign shareholding limit is exceeded, the MIC may issue a corrective order to us, the breaching shareholder (including SK Corporation if the breach is caused by an increase in foreign ownership of SK Corporation) and any foreign investment fund and its related parties who may own in the aggregate 15% or more of SK Corporation. Furthermore, SK Corporation may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%.

If a corrective order is issued to us by the MIC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MIC may

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years.

The amendment to the Telecommunications Business Act in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Corporation causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control”. and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

As of May 31, 2007, the total number of shares of our common stock outstanding was 72,667,459.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

We are a party to several contracts with SK Networks, including a series of sale and purchase agreements pursuant to which we and our former subsidiary, SK Teletech, sell handsets to SK Networks. The aggregate sales to SK Networks pursuant to these contracts were, Won 581.6 billion in 2004 and Won 279.2 billion in the first half of 2005 until our divestiture of SK Teletech.

If SK Networks is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that its creditors will require SK Networks to sell this business unit. As of December 31, 2006, KT Corporation and SK Networks provided approximately 11.0% and 66.0%, respectively, of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

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

As of December 31, 2006, we had Won 0.8 billion of accounts receivables from SK Network. As of the same date, we had Won 71.2 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks. For more information on SK Networks, see “Item 3.D. Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruption in our business”.

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

On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2006, POSCO owned 2.88% of our shares.

We are party to an agreement with SKC&C pursuant to which SKC&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SKC&C from time to time for specific information technology-related projects. The aggregate fees we paid to SKC&C for information technology services amounted to Won 295.6 billion for 2004, Won 321.3 billion for 2005 and Won 287.6 billion in 2006. We also purchase various information technology-related equipment from SKC&C from time to time. The total amount of such purchases was Won 130.2 billion for 2004, Won 246.6 billion for 2005 and Won 215.8 billion for 2006.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders” As disclosed in note 24 of our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2006.

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

In October 2005, we invested Won 25.6 billion to acquire an additional 5,122,266 shares of common stock of TU Media to increase our equity interest to 29.6%. In February 2007, we purchased 4,615,798 new shares of TU Media for Won 32.4 billion, increasing our equity interest from 29.6% as of December 31, 2006 to 32.7% immediately following the share purchase. We remain TU Media’s largest shareholder.

We have been providing CDMA cellular service in Vietnam since 2003 through our overseas subsidiary, SLD Telecom PTE Ltd. In November 2005, our board of directors approved an additional US$280 million investment to expand our network coverage to all Vietnam. In January 2006, we invested US$100 million in this expansion project through the acquisition of 100 million additional shares of SLD Telecom PTE’s unissued common stock for such amount.

In March 2005, we invested Won 14.4 billion to purchase 8,000,000 shares, representing a 21.5% equity stake, in iHQ, one of Korea’s largest entertainment companies and the controlling shareholder of YTN Media, Inc. Following this investment, we become iHQ’s second largest shareholder. In connection with this transaction, we also received a call option to purchase an additional 5,000,000 shares of iHQ, exercisable in the period between March 15, 2006 and April 30, 2006 at the price of Won 3,000 per share, in respect of 3,000,000 shares, and the price of Won 9,176.24 per share, in respect of 2,000,0000 shares. We exercised our call option in April 2006. The share purchase pursuant to our exercise of the call option was consummated in July 2006, when we invested an additional Won 27.4 billion to increase our equity stake in iHQ to 34.1% and become its largest shareholder. As a result of this increase in our equity interest, iHQ is a consolidated subsidiary.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-79.

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

In May 2006, the FTC ordered us to pay a fine of Won 660 million for price collusion with KTF and LGT. The FTC charged that we, along with KTF and LGT, engaged in unfair business practices in 2004 by agreeing to discontinue flat-rate services. KTF and LGT were also fined Won 660 million and Won 462 million, respectively. In December 2006, the FTC fined us Won 330 million in respect of certain allegedly anti-competitive tactics we employed in connection with our MelOn, our digital music portal. We paid such fine in April 2007.

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

In addition, when the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until the end of 2006 pursuant to the policy advisory committee’s recommendation. Such post-merger monitoring period expired on December 31, 2006. On July 6, 2005, we voluntarily undertook to limit our market share to 52.3% through the end of 2007. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

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

In May 2005 and September 2005, the MIC ordered us to pay fines of Won 23.1 billion and Won 9.3 billion, respectively, with respect to our payment of improper handset subsidies. In May 2005, LGT and KTF were also fined Won 2.7 billion and Won 1.1 billion, respectively, and in September 2005, KTF was fined Won 5.3 billion, in respect of improper subsidy payments. We paid such fines in June 2005 and September 2005, respectively. We were more heavily fined than the other two companies as the FTC found that our efforts to remedy such violations were not sufficient and that our payment of such subsidies was in violation of the conditions related to our merger with Shinsegi in January 2002.

In October 2005, the MIC ordered us to pay fines of Won 1.5 billion, alleging that we have denied our competitors equal access to our wireless data network. We paid such fines in November 2005.

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

In June 2006 and December 2006, the MIC ordered us to pay fines of Won 42.6 billion and 3.8 billion, respectively, with respect to payments of improper handset subsidies. We paid such fines in July 2006 and January 2007, respectively. KTF, LGT and KT were also fined in June 2006 in the amounts of Won 12.0 billion, Won 15.0 billion, and Won 3.6 billion, respectively and KT was also fined in December 2006 in the amount of Won 1.0 billion.

In April 2007, the MIC imposed fines on us, KTF, LGT and KT of Won 7.5 billion, Won 5.8 billion, Won 4.7 billion and Won 1.6 billion, respectively for allegedly improperly providing handset subsidies. We paid such fines in May 2007.

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

Coloring Litigation

In November 2002, in connection with certain technology we use to provide our coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that our coloring service infringed upon his patent rights. While the lawsuit is currently pending before the Supreme Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park withdrew his appeal before the Patent Court in January 2006, and the case has been abandoned.

GNI Enterprise Litigation

On October 18, 2002, GNI Enterprise Inc. filed a lawsuit against SK Communications, our subsidiary, asserting that Lycos Korea, which was subsequently merged into SK Communications in December 2002, had illegally terminated a license agreement granting GNI Enterprise the right to use the Lycos brand name in Korea. In September 2004, the court of first instance ruled against GNI and, following GNI’s appeal, this decision was upheld by the appellate court in August 2005. The case is currently pending before the Supreme Court. In addition, in a lawsuit filed on November 15, 2002, GNI asserted that the merger of Netsgo Co., Ltd. into SK Communications was invalid. On January 11, 2004, GNI withdrew its claims and the suit was terminated.

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

We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary’s fees and expenses. The ADR depositary’s designated bank in Korea must approve this conversion and remittance of cash dividends. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations” and “Item 10.E. Taxation — Korean Taxation”.

The following table sets forth the dividend per share, the aggregate total amount of dividends, as well as the number of outstanding shares entitled to dividends to the shareholders of record on December 31 of the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

					Number of Shares
			Total Amount of		Entitled to
Year Ended December 31,	Dividend per Share		Dividends		Dividend
	(In Won)(1)		(In billions of Won)

1997	~~W~~	90	~~W~~	5.6	62,169,720
1998		118		7.6	64,258,670
1999		185		15.4	83,284,110
2000		540		48.1	89,079,034
2001		690		57.3	82,993,404
2002		1,800		151.7	84,299,698
2003		5,500		404.9	73,614,308
2004		10,300		758.2	73,614,296
2005		9,000		662.5	73,614,296
2006		8,000		582.4	72,667,459

(1)	Dividend per share and amount of shares entitled to dividend have been adjusted to give effect to the 10-for-1 stock split of our common shares which became effective on April 21, 2000.

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

In addition, the Korean Commercial Code and our articles of association provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2006, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 73.7 billion.

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

Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

Item 8.B.	Significant Changes

Not applicable

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

These matters are described under Item 9.C. below where relevant.

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

The principal trading market for our common stock is the KRX Stock Market. As of December 31, 2006, shares of our common stock were outstanding.

The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the symbol “SKM”. Each ADS represents one-ninth of one share of common stock. As of December 31, 2006, ADSs representing 72,667,459 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX Stock Market since January 1, 2002:

				Average Daily
				Trading Volume
Calendar Year	High(1)	Low(1)	Close	(Number of Shares)
		(Won per share)

2002	299,000	209,500	229,000	261,482
First Quarter	299,000	242,000	290,000	263,168
Second Quarter	292,000	239,000	269,500	227,115
Third Quarter	279,500	209,500	237,000	241,154
Fourth Quarter	252,500	220,000	229,000	314,019
2003	235,000	142,000	199,000	327,689
First Quarter	235,000	142,000	153,000	497,115
Second Quarter	210,000	157,500	204,000	298,346
Third Quarter	216,000	183,000	184,000	267,821
Fourth Quarter	212,500	185,000	199,000	247,332
2004	238,500	154,500	197,000	179,712
First Quarter	238,500	207,500	214,500	243,681
Second Quarter	213,000	179,000	190,000	188,095
Third Quarter	186,000	154,500	175,500	137,559
Fourth Quarter	205,000	174,500	197,000	151,903
2005	216,500	163,500	181,000	187,053
First Quarter	200,500	171,000	171,000	203,869
Second Quarter	192,500	163,500	182,000	137,021
Third Quarter	216,500	178,500	202,500	156,019
Fourth Quarter	209,500	181,000	181,000	249,550
2006	235,000	177,000	222,500	190,565
First Quarter	203,500	177,000	192,500	177,491
Second Quarter	235,000	190,000	204,000	216,607
Third Quarter	204,500	181,000	201,500	204,167
Fourth Quarter	233,000	195,000	222,500	163,534
2007 (through June 29)	223,000	188,500	213,000	213,115
First Quarter	223,000	190,500	191,500	206,155
January	223,000	196,500	200,000	181,997
February	205,500	193,500	196,500	243,110
March	196,500	190,500	191,500	198,027
Second Quarter (through June 29)	215,000	188,500	213,000	220,075
April	197,000	188,500	196,500	233,355
May	215,000	200,500	202,000	213,992
June 29	213,000	200,000	213,000	212,518

Source: KRX

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2002:

	Prices(1)
				Average Daily
				Trading Volume
Calendar Year	High(1)	Low(1)	Close	(Number of Shares)
		(US$ per ADS)		(Number of ADSs)

2002	26.75	19.25	21.35	684,421
First Quarter	24.70	20.30	24.60	488,958
Second Quarter	26.75	20.20	24.40	555,865
Third Quarter	26.36	19.25	21.23	963,578
Fourth Quarter	22.81	19.30	21.35	717,859
2003	21.85	12.83	18.65	743,316
First Quarter	21.85	12.83	13.62	971,259
Second Quarter	19.40	14.07	18.86	723,959
Third Quarter	20.83	17.71	17.84	724,406
Fourth Quarter	19.90	17.46	18.65	564,023
2004	25.01	17.28	22.25	911,823
First Quarter	25.01	19.43	21.30	1,331,177
Second Quarter	21.83	19.15	20.99	832,175
Third Quarter	20.76	17.28	19.45	768,117
Fourth Quarter	23.10	19.30	22.25	727,683
2005	23.14	18.96	20.29	882,342
First Quarter	22.19	19.41	19.72	798,390
Second Quarter	21.84	18.96	20.40	618,870
Third Quarter	23.14	20.06	21.84	1,071,227
Fourth Quarter	21.95	19.74	20.29	1,039,398
2006	27.70	20.62	26.48	866,527
First Quarter	24.56	20.62	23.59	952,819
Second Quarter	27.70	22.54	23.42	1,045,503
Third Quarter	24.16	21.14	23.63	789,033
Fourth Quarter	27.42	22.89	26.48	680,124
2007 (through June 28)	28.02	22.46	27.36	1,280,777
First Quarter	26.41	22.46	23.42	1,046,780
January	26.41	23.03	23.75	847,110
February	24.14	22.46	22.81	1,170,862
March	23.70	22.51	23.42	1,121,137
Second Quarter (through June 28)	28.02	23.41	27.36	1,511,000
April	24.83	23.41	24.83	1,579,377
May	27.76	25.46	26.86	1,785,642
June 28	28.02	26.11	27.36	1,140,517

Source: New York Stock Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

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

As of June 28, 2007, the aggregate market value of equity securities listed on the KRX Stock Market was approximately 867 trillion. For the year ended December 31, 2006, the average daily trading volume of equity securities was approximately 279.1 million shares with an average transaction value of Won 3,435.2 billion. For the period from January 1, 2007 through June 28, 2007 the average trading volume of equity securities was approximately 331.6 million shares with an average transaction value of Won 4,291.1 billion.

The KRX has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The KRX also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
					Dividend	Price Earnings
Year	Opening	High	Low	Closing	Yield(1)(%)	Ratio(2)

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.1	12.9
2001	520.95	704.50	468.76	693.70	1.7	16.4
2002	724.95	937.61	584.04	829.44	1.6	15.2
2003	635.17	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	893.71	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007 (through June 29)	1,438.89	1,807.85	1,355.79	1,743.60	1.6	14.5

Source: KRX

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.
(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.
(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the KRX Stock Market. Starting in April 2000, excludes classified companies, companies that did not submit annual reports to the KRX, and companies which received disqualified opinion from external auditors.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price ~~W~~	Rounded Down to ~~W~~

Less than 5,000	~~W~~	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX Stock Market. See “Item 10.E. Taxation — Korean Taxation”.

The following table sets forth the number of companies listed on the KRX Stock Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Trading Volume & Value
	Number of
	Listed	(Millions of		(Thousands of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)		Shares	Won)		Dollars)(1)

1980	352	~~W~~	2,526,553	US $	3,828,691	5,654	~~W~~	3,897	US $	5,905
1981	343		2,959,057		4,224,207	10,565		8,708		12,433
1982	334		3,000,494		4,407,711	9,704		6,667		8,904
1983	328		3,489,654		4,386,743	9,325		5,941		7,468
1984	336		5,148,460		6,222,456	14,847		10,642		12,862
1985	342		6,570,404		7,380,818	18,925		12,315		13,834
1986	355		11,994,233		13,924,115	31,755		32,870		38,159
1987	389		26,172,174		33,033,162	20,353		70,185		88,584
1988	502		64,543,685		94,348,318	10,367		198,364		289,963
1989	626		95,476,774		140,489,660	11,757		280,967		414,431
1990	669		79,019,676		110,301,055	10,866		183,692		256,500
1991	686		73,117,833		96,182,364	14,022		214,263		281,850
1992	688		84,711,982		107,502,515	24,028		308,246		391,175
1993	693		112,665,260		139,419,948	35,130		574,048		676,954
1994	699		151,217,231		191,729,721	36,862		776,257		984,223
1995	721		141,151,399		182,201,367	26,130		487,762		629,614
1996	760		117,369,988		139,031,021	26,571		486,834		575,733
1997	776		70,988,897		50,161,742	41,525		555,759		392,707
1998	748		137,798,451		114,090,455	97,716		660,429		471,432
1999	725		349,503,966		305,137,040	278,551		3,481,620		3,039,654
2000	704		188,041,490		150,162,898	306,163		2,602,211		2,078,028
2001	689		225,850,076		194,784,979	473,241		1,997,420		1,520,685
2002	683		258,680,756		218,167,122	851,242		3,041,592		2,414,362
2003	684		355,362,626		297,960,530	542,010		2,216,636		1,858,580
2004	683		412,588,138		427,069,982	372,894		2,232,108		2,310,455
2005	702		655,074,595		648,588,707	467,629		3,157,662		3,126,398
2006	731		704,587,508		757,620,976	279,096		3,435,180		3,693,742
2007 (through June 28)	733		867,495,474		936,213,548	331,571		4,291,101		4,631,018

Source: KRX

(1)	Converted at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

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

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issue

Not applicable

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable

Item 10.B.	Memorandum and Articles of Association

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of association, the Korean Securities and Exchange Act, the Korean Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of association and the applicable provisions of the Korean Securities and Exchange Act and the Korean Commercial Code. We have filed or incorporated by reference copies of our articles of association and these laws as exhibits to our most recently filed annual report.

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of association, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and nonvoting shares together are referred to as “shares”). Under our articles of association, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of December 31, 2006, 81,193,711 common shares were issued, of which 8,526,252 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of a majority vote of the shareholders present at such meeting is obtained, and such majority also represents at least one-fourth of the total number of shares outstanding. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of association, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of association permit cumulative voting.

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

In addition, the Korean Commercial Code and our articles of association provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2006, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 73.7 billion.

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

Under the Korean Commercial Code and our articles of association, we may issue new shares pursuant to a board resolution to persons other than existing shareholders only if (1) the new shares are issued for the purpose of issuing depositary receipts in accordance with the relevant regulations or through an offering to public investors and (2) the purpose of such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition. Under our articles of association, only our board of directors is authorized to set the terms and conditions with respect to such issuance of new shares.

In addition, under our articles of association, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400 billion, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of December 31, 2006, approximately 0.24% of the issued shares were held by members of our employee stock ownership association.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of association, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of association permit cumulative voting. Cumulative voting provides each shareholder with multiple voting rights corresponding to the number of directors to be appointed in a particular election allows each shareholder to exercise all his or her voting rights cumulatively to elect a director.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting if the proportion of affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of association, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, and such affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of association;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company or a part of the business of any other company having a material effect on our business;

•	reducing our capital; or

•	issuing any new shares at a price lower than their par value.

In general, holders of non-voting shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders.

However, in the case of amendments to our articles of association, or any merger or consolidation of us, or in some other cases which affect the rights or interests of the non-voting shares, approval of the holders of nonvoting shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the nonvoting shares present or represented at a class meeting of the holders of non-voting shares, where the affirmative votes also represent at least one-third of our total issued and outstanding non-voting shares. In addition, if we are unable to pay dividends on non-voting shares as provided in our articles of association, the holders of nonvoting shares will become enfranchised and will be entitled to exercise voting rights beginning at the next general meeting of shareholders to be held after the declaration of non-payment of dividends is made until such dividends are paid. The holders of enfranchised non-voting shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.

Restrictions Applicable to Shares

Pursuant to the Telecommunications Business Act, the maximum aggregate foreign shareholding in us is limited to 49.0%. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by non-residents or non-Koreans. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

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

Under the Korean Commercial Code, except in the case of a reduction in capital, we must resell or transfer any shares we acquire to a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our shares. Under the Korean Securities and Exchange Act, we are subject to certain selling restrictions for the shares we acquire. In the case of a reduction in capital, we must immediately cancel the shares we acquire. On October 26, 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources”.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, as supplemented by a side letter dated as of October 1, 2002, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADRs after such deposit does not exceed a specified maximum, 13,598,544 shares as of October 1, 2002. This limit will be adjusted in certain circumstances, including (1) increases upon the cancellation of existing ADRs (up to a maximum of 5,605,839 shares), (2) increases upon future offerings of ADSs by us or our shareholders, (3) increases upon issuances of ADSs upon the exchange of outstanding exchangeable bonds issued by Momenta (Cayman) (a special purpose vehicle incorporated in the Cayman Islands, which sold bonds exchangeable initially into such ADSs, see “Item 6.E. Share Ownership”), (4) increases for rights offerings and (5) adjustments for share reclassifications. The limit also may be decreased in certain circumstances, including in connection with purchases of ADSs by Momenta (Cayman) in accordance with the terms of its exchangeable bonds. Notwithstanding the foregoing, the ADR depositary and the custodian may not accept deposits of shares of common stock for issuance of ADSs (other than in the case of an exercise of the exchange rights of the exchangeable bonds issued by Momenta (Cayman)) (i) if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of association or (ii) from a person intending to make a deposit that identifies itself to the depositary and that has been identified in writing by us as a holder of at least 3% of our shares of common stock on October 7, 2002.

The shares of common stock underlying the ADSs are delivered to the ADR depositary’s custodian in book-entry form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs to the persons you designate. The ADR depositary and the ADR depositary’s custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of association or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law.

You may surrender your ADRs to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of association, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside the United States, of the shares of common stock evidenced by the ADRs and any other property at the time represented by ADRs you surrendered. If you surrender an ADR evidencing a number of ADSs not evenly divisible by nine, the ADR depositary will deliver the appropriate whole number of shares of common stock represented by the surrendered ADSs and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

If you request withdrawal of shares of common stock, you must deliver to the ADR depositary a written order directing the ADR depositary to cause the shares of common stock being withdrawn to be delivered to or upon the written order of the person designated in your order, subject to applicable Korean laws and the provisions of the deposit agreement.

Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADS. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADSs (even if the cancellation occurs before the termination of the prerelease). The ADR depositary may pre-release ADSs only under the following circumstances:

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

If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations — Restrictions Applicable to Shares”.

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

Voting of the Underlying Shares of Common Stock

We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice but not less than 14 days before the meeting. As soon as practicable after it receives our notice, the ADR depositary will fix a record date, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

•	the information contained in our notice to the ADR depositary including an English translation, or, if requested by us, a summary of the information provided by us;

•	a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock, subject to the provisions of applicable Korean law and our articles of association, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the ADR holders may give their instructions.

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

General

Neither we nor the ADR depositary will be liable to you if prevented or delayed by law, governmental authority, any provision of our articles of association or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. The deposit agreement provides that the ADR depositary will hold the shares of common stock for your sole benefit. Our obligations and those of the ADR depositary under the deposit agreement are expressly limited to performing, in good faith and without negligence, our and its respective duties specified in the deposit agreement.

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

Item 10.C.	Material Contracts

We have not entered into any material contracts since January 1, 2004, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group see “Item 6E. Share Ownership”. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources”.

Item 10.D.	Exchange Controls

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

•	Under current Korean laws and regulations, the depositary is required to obtain our prior consent for any proposed deposit of common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs).

•	We can give no assurance that we would grant our consent, if our consent is required. In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares”. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Supervisory Commission of Korea and the KRX within five business days after reaching the 5.0% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Supervisory Commission of Korea and KRX within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors, as defined under the Korean Securities and Exchange Act, who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3.0% of the total number of shares in their articles of association. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the

Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy of Korea, which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Act. The Telecommunications Business Act generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. A foreigner who has acquired shares in excess of such restriction described above may not exercise its voting rights with respect to the shares exceeding such limitations, and may be subject to corrective orders.

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

Item 10.E.  Taxation

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

For purposes of this summary, you are a “U.S. holder” if you are the beneficial owner of a common share or an ADS and are:

•	a citizen or resident of the United States; ) a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common share or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year.

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

Taxation of Capital Gains

You may be exempt from Korean taxation on capital gains from the shares, if you have owned, together with certain related parties, less than 25.0% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX Stock Market or the KRX KOSDAQ Market. As for the ADSs, according to a ruling issued by Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation, if listed or registered and sold through an overseas securities exchange having functional similarity to the KRX Stock Market or the KRX KOSDAQ Market under the Korean Securities and Futures Exchange Act.

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

If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the KRX Stock Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the ADR depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller’s residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. In the event the amount withheld exceeds the actual amount of tax payable, you may request a refund of the excess withheld amount no later than three years after the tax initially became due and payable; provided, however, that the initial payment report was timely filed with the Korean tax authorities.

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

Failing to report, or under-reporting, the securities transaction tax will result in a penalty of between 10% and 40% of the actual tax amount due, depending on the nature of the improper reporting. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

Item 10.F.	Dividends and Paying Agents

Not applicable

Item 10.G.	Statements by Experts

Not applicable

Item 10.H.	Documents on Display

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

Item 10.I.  Subsidiary Information

Not applicable

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate and Interest Rate Risks

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. In the first quarter of 2004, we entered into fixed-to-fixed currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004. In addition, we have entered into a currency swap contract with a bank to hedge the foreign currency risk of Dollar denominated convertible bonds with face amount of US$304.2 million issued on May 27, 2004.

We have entered into a floating-to-fixed cross currency swap contract to hedge foreign currency and interest rate risk with respect to long-term borrowings of US$100 million borrowed in October 2006. We have also entered into a floating-to-fixed interest rate swap to hedge the interest rate risk of a floating rate discounted bill with face amounts totaling Won 200 billion borrowed on June 29, 2006.

See note 27 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 3.37% or Won 24.3 billion as of December 31, 2006.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2006:

	Maturities
	2007		2008		2009		2010		2011		There-after		Total		FairValue
	(In billions of Won, except for percentage data)

Local currency:
Fixed rate	~~W~~	754.8	~~W~~	298.7	~~W~~	298.4	~~W~~	195.8	~~W~~	191.0	~~W~~	385.2	~~W~~	2,123.9	~~W~~	1,745.5
Average weighted rate(1)		5.56%		5.00%		5.00%		4.00%		3.00%		4.50%
Variable rate		—		—		—		200.0		—		—		200.0		200.0
Average weighted rate(1)		—		—		—		5.11%		—		—		—		—

Sub-total	~~W~~	754.8	~~W~~	298.7	~~W~~	298.4	~~W~~	395.8	~~W~~	191.0	~~W~~	385.2	~~W~~	2,323.9	~~W~~	1,945.5

Foreign currency:
Fixed rate		1.6		16.5		333.1		—		276.7		—		627.9		610.6
Average weighted rate(1)		5.11%		0.01%		0.00%		N/A		4.25%		N/A
Variable rate		0.9		—		—		—		—		93.0		93.9		93.9
Average weighted rate(1)		6.86%		N/A		N/A		N/A		—		5.66%

Sub-total	~~W~~	2.5	~~W~~	16.5	~~W~~	333.1	~~W~~	—	~~W~~	276.7	~~W~~	93.0	~~W~~	721.8	~~W~~	704.5

Total	~~W~~	757.3	~~W~~	315.2	~~W~~	631.5	~~W~~	395.8	~~W~~	467.7	~~W~~	478.2	~~W~~	3,045.7	~~W~~	2,650.0

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% change in interest rates would result in a change of approximately 2.6% in the fair value of our liabilities resulting in a Won 60.8 billion change in their value as of December 31, 2006 and a Won 2,939 million annualized change in interest expenses.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

In connection with our Next Generation Marketing project, which was completed in October 2006, we have implemented improvements to our information technology infrastructure and information management systems, including certain upgrades to information management systems related to the management of financial data, particularly marketing- and subscriber-related data. We believe that such upgrades have improved our ability to track, record and process such financial data, including some of our accounts receivable and accounts payable data. See “Item 4.B. Business Overview — Marketing Strategies and Marketing Information Management — Next Generation Marketing Project”. Other than the improvements we have implemented in connection with our Next Generation Marketing project, there has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  RESERVED

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders’ meeting in March 2007, our shareholders elected the following four members of the Audit Committee: Dae Sik Kim, Yong Woon Kim, Hyun Chin Lim and Dal Sup Shim. In addition, they determined and designated that Dae Sik Kim is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Dae Sik Kim is an audit committee financial expert and further determined that he is independent within the meaning of applicable Securities and Exchange Committee rules and the listing standards of the New York Stock Exchange. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our Audit Committee.

Item 16B.	CODE OF ETHICS

Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller

We have a code of ethics that applies to our Chief Executive Officers, senior accounting officers and employees. We also have internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. A copy of our code of ethics is available on our website at www.sktelecom.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officers, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the fees we paid to our independent registered public accounting firm Deloitte Anjin LLC for the year ended December 31, 2005 and 2006, respectively:

	Years Ended December 31,
	2005		2006

Audit	~~W~~	838.9	~~W~~	1,220.5
Audit Related	~~W~~	86.7	~~W~~	81.1
Tax	~~W~~	139.4	~~W~~	277.0
All Other Fees	~~W~~	900.0	~~W~~	—
Total	~~W~~	1,965.0	~~W~~	1,578.6

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2005 and 2006, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2005 and 2006, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2005 and 2006, respectively, for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2005 and 2006, respectively, primarily for business consulting.

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

In a series of open market purchases in the period between August 1, 2006 and August 14, 2006, we acquired 491,000 shares of our common stock at an aggregate purchase price of Won 92.5 billion, all of which were cancelled on August 17, 2006. In a subsequent series of open market purchases in the period between September 4, 2006 and September 27, 2006, we acquired an additional 592,000 shares of our common stock at an aggregate purchase price of Won 116.6 billion, all of which were cancelled on September 29, 2006. As of December 31, 2006, the total number of our common stock outstanding was 72,667,459.

The following table sets forth the repurchases of common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended December 31, 2006.

				Total Number of	Maximum Number of
				Shares Purchased as	Shares That May yet
		Average		Part of Publicly	be Purchased Under
Period	Total Number of	Price Paid		Announced Plans or	the Plans or
2006	Shares Purchased	per Share		Program	Program

January	—	~~W~~	—	—	—
February	—	~~W~~	—	—	—
March	—	~~W~~	—	—	—
April	—	~~W~~	—	—	—
May	—	~~W~~	—	—	—
June	—	~~W~~	—	—	—
July	—	~~W~~	—	—	—
August	491,000	~~W~~	188,428	—	—
September	592,000	~~W~~	196,890	—	—
October	—	~~W~~	—	—	—
November	—	~~W~~	—	—	—
December	—	~~W~~	—	—	—
Total	1,083,000	~~W~~	193,054	—	—

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

In March 2005, our shareholders approved a cash dividend of Won 9,300 per common share at the general shareholders’ meeting and we adjusted the conversion price of the convertible notes from Won 235,625 to Won 226,566 and made an additional deposit of our common stock accordingly, so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights, increased from 1,644,978 to 1,710,750. In August 2005 we paid an interim cash dividend of Won 1,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 226,566 to Won 225,518 and deposited additional shares of our common stock with the Korea Securities Depository, so that the total number of shares of common stock deposited increased from 1,710,750 to 1,718,700.

In March 2006, we paid a cash dividend of Won 8,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 225,518 to Won 218,098 and increased the number of shares deposited with the Korea Securities Depository from 1,718,700 to 1,777,173. In the second quarter of 2006, certain note holders exchanged their convertible notes for 99,361 shares of common stock and the total number of shares of common stock deposited with the Korea Securities Depository decreased from 1,777,173 to 1,677,812. In August 2006 we paid an interim cash dividend of Won 1,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 218,098 to Won 217,062 and increased the number of shares deposited with the Korea Securities Depository from 1,677,812 to 1,685,816. In the fourth quarter of 2006, certain note holders exchanged their convertible notes for 36,802 shares of common stock and the total number of shares of common stock deposited with the Korea Securities Deposited decreased from 1,685,816 to 1,649,014.

In March 2007, we paid a cash dividend of Won 7,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 217,062 to Won 211,943 and increased the number of shares deposited with the Korea Securities Depository from 1,649,014 to 1,688,842.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number		Description

1	.1*	Memorandum and Articles of Association
2	.1*	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares
8.1		List of Subsidiaries of SK Telecom Co., Ltd.
12.1		Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Telecommunications Basic Act of 1983, as amended (English translation)
15.2		Enforcement Decree of the Telecommunications Basic Act, as amended (English translation)
15.3		Telecommunications Business Act of 1983, as amended (English translation)
15.4		Enforcement Decree of the Telecommunications Business Act (English translation)
99.1		Consent of Deloitte Anjin LLC

*	Filed previously as exhibits to our Form 20-F filed on June 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/  Shin Bae Kim
Name: Shin Bae Kim

Title:	President, Chief Executive Officer,
Chief Growth Officer &
Joint Representative Director

Date: June 29, 2007

INDEX OF FINANCIAL STATEMENTS

SK TELECOM CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2004, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in Korean Won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries at December 31, 2004, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 31 and 32 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 19, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

June 8, 2007

/s/ Deloitte Anjin LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that SK Telecom Co., Ltd. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in Korean Won) of the Company and our report dated May 19, 2007 expressed an unqualified opinion on those financial statements with the explanatory paragraphs relating to our audits comprehending the translation of Korean Won amounts to U.S. dollar amounts and information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

June 8, 2007

/s/ Deloitte Anjin LLC

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004, 2005 AND 2006

							In Thousands
							of U.S. dollars
	In Millions of Korean Won						(Note 2 a)
	2004		2005		2006		2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 13)	~~W~~	370,630	~~W~~	378,426	~~W~~	485,972	$522,551
Short-term financial instruments (Notes 13, 21 and 22)		12,730		106,592		98,085	105,468
Trading securities (Notes 2 and 4)		654,779		777,472		665,312	715,389
Current portion of long-term investment securities (Notes 2 and 4)		3,709		1		335	360
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~71,090 million, ~~W~~133,499 million and ~~W~~106,737 million at December 31, 2004, 2005 and 2006, respectively (Notes 2 ,13 and 24)		1,720,201		1,684,119		1,800,606	1,936,135
Short-term loans, net of allowance for doubtful accounts of ~~W~~564 million, ~~W~~1,350 million and ~~W~~9,629 million at December 31, 2004, 2005 and 2006, respectively (Notes 2 and 6)		55,355		65,539		69,745	74,995
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~15,622 million, ~~W~~17,526 million and ~~W~~31,233 million at December 31, 2004, 2005 and 2006, respectively (Notes 2, 13 and 24)		1,406,553		1,369,691		1,305,284	1,403,531
Inventories, net (Notes 2, 3, 23 and 24)		52,321		7,784		19,778	21,267
Prepaid expenses		84,933		104,124		116,727	125,513
Current deferred income tax assets, net (Notes 2 and 18)		—		66,117		49,940	53,699
Currency swap (Notes 2 and 27)		—		—		16,660	17,914
Accrued income and other		29,482		38,715		35,518	38,191

Total Current Assets		4,390,693		4,598,580		4,663,962	5,015,013

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 7, 12, 22, 23 and 24)		4,703,922		4,663,369		4,507,335	4,846,597
Intangible assets, net (Notes 2 and 8)		3,522,903		3,452,889		3,518,411	3,783,238
Long-term investment securities (Notes 2 and 4)		948,101		1,220,208		2,475,418	2,661,740
Equity securities accounted for using the equity method (Notes 2 and 5)		304,028		471,879		750,921	807,442
Long-term bank deposits (Note 21)		10,351		1,479		10,445	11,231
Long-term loans, net of allowance for doubtful accounts of ~~W~~19,273 million, ~~W~~19,130 million and ~~W~~19,117 million at December 31, 2004, 2005 and 2006, respectively (Notes 2 and 6)		30,442		18,430		18,569	19,967
Guarantee deposits (Notes 13 and 24)		289,015		168,559		139,619	150,128
Non-current deferred income tax assets (Notes 2 and 18)		—		1,495		2,655	2,855
Other		83,903		107,884		152,633	164,120

Total Non-Current Assets		9,892,665		10,106,192		11,576,006	12,447,318

TOTAL ASSETS	~~W~~	14,283,358	~~W~~	14,704,772	~~W~~	16,239,968	$17,462,331

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2004, 2005 AND 2006

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2004		2005		2006		2006

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable (Notes 13, 22 and 24)	~~W~~	1,205,682	~~W~~	1,047,779	~~W~~	1,221,704	$1,313,660
Short-term borrowings (Notes 13 and 22)		425,496		972		58,344	62,735
Income taxes payable		273,495		370,822		336,536	361,867
Accrued expenses (Notes 2, 13 and 26)		394,354		364,830		375,063	403,294
Dividend payable		263		298		268	288
Withholdings		196,534		216,622		339,144	364,671
Current portion of long-term debt, net (Notes 8, 9, 10 and 12)		498,278		809,573		797,042	857,034
Current portion of subscription deposits (Note 11)		13,405		14,875		17,576	18,899
Current deferred income tax liabilities (Notes 2 and 18)		—		44		—	—
Advanced receipts and other		59,386		37,558		62,739	67,461

Total Current Liabilities		3,066,893		2,863,373		3,208,416	3,449,909

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 9)		2,891,843		2,314,208		1,995,323	2,145,509
Long-term borrowings (Notes 10 and 22)		—		155		293,026	315,082
Subscription deposits (Note 11)		31,440		23,770		21,140	22,731
Long-term payables — other, net of present value discount of 72,663 million, 58,413 million and 42,461 million at December 31, 2004, 2005 and 2006, respectively (Notes 2 and 8)		577,337		591,587		517,539	556,494
Obligations under capital leases (Notes 2, 12 and 13)		—		10,204		1,860	2,000
Accrued severance indemnities, net (Note 2)		80,984		71,284		22,284	23,961
Non-current deferred income tax liabilities (Notes 2 and 18)		306,052		401,156		532,639	572,730
Long-term currency swap (Notes 2 and 27)		96,743		73,450		112,970	121,473
Long-term interest rate swap (Notes 2 and 27)		—		—		454	488
Guarantee deposits received and other (Notes 22, 24 and 26)		26,322		28,045		51,229	55,085

Total Long-Term Liabilities		4,010,721		3,513,859		3,548,464	3,815,553

Total Liabilities		7,077,614		6,377,232		6,756,880	7,265,462

COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS’ EQUITY:
Common stock — ~~W~~500 par value: Issued and outstanding — 73,614,296 shares, 73,614,296 shares and 72,667,459 shares at December 31, 2004, 2005 and 2006, respectively (Notes 1 and 14)		44,639		44,639		44,639	47,999
Capital surplus (Note 14)		2,968,301		2,954,840		2,950,327	3,172,395
Retained earnings (Note 15)		6,152,898		7,267,649		7,847,434	8,438,101
Capital adjustments :
Treasury stock (Note 16)		(2,047,105)		(2,047,105)		(2,014,927)	(2,166,588)
Unrealized gains (loss) on valuation of long-term investment securities, net (Notes 2 and 4)		(92,975)		(42,093)		429,228	461,536
Equity in capital adjustment of affiliates, net (Notes 2 and 5)		134,376		61,368		107,324	115,402
Loss on valuation of currency swap, net (Notes 2 and 27)		(49,452)		(14,177)		(16,487)	(17,728)
Loss on valuation of interest swap, net (Notes 2 and 27)		—		—		(329)	(354)
Loss on disposal of treasury stock (Notes 16 and 18)		—		—		(7,887)	(8,481)
Stock options (Notes 2 and 17)		4,833		3,480		3,246	3,490
Foreign-based operations’ translation adjustment (Note 2)		(7,969)		(9,988)		(29,726)	(31,963)
Minority interest in equity of consolidated subsidiaries (Note 2)		98,198		108,927		170,246	183,060

Total Shareholders’ Equity		7,205,744		8,327,540		9,483,088	10,196,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	~~W~~	14,283,358	~~W~~	14,704,772	~~W~~	16,239,968	$17,462,331

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

							In Thousands
							of U.S. Dollars,
							Except for
	In Millions of Korean Won,						Income per
	Except for Income per Share						Share (Note 2 a)
	2004		2005		2006		2006

OPERATING REVENUE (Notes 2, 24 and 29)	~~W~~	10,570,615	~~W~~	10,721,820	~~W~~	11,027,977	$11,858,040
OPERATING EXPENSES (Notes 2, 22 and 24)
Labor cost		(464,778)		(464,764)		(491,839)	(528,859)
Commissions paid		(2,812,318)		(2,859,638)		(3,293,197)	(3,541,072)
Depreciation and amortization (Notes 7 and 8)		(1,607,478)		(1,546,285)		(1,553,635)	(1,670,575)
Network interconnection (Note 29)		(913,688)		(989,417)		(1,014,913)	(1,091,304)
Leased line		(375,227)		(407,043)		(412,902)	(443,981)
Advertising		(352,877)		(279,390)		(307,190)	(330,312)
Research and development (Note 2)		(267,107)		(252,046)		(211,961)	(227,915)
Rent		(178,310)		(190,134)		(206,708)	(222,267)
Frequency usage		(143,047)		(156,098)		(158,958)	(170,923)
Repair		(112,094)		(131,719)		(150,848)	(162,202)
Provision for bad debts		(29,181)		(112,792)		(61,457)	(66,083)
Cost of goods sold		(479,257)		(240,746)		(121,381)	(130,517)
Other		(395,504)		(421,132)		(421,856)	(453,608)

Sub-total		(8,130,866)		(8,051,204)		(8,406,845)	(9,039,618)

OPERATING INCOME		2,439,749		2,670,616		2,621,132	2,818,422

OTHER INCOME :
Interest income (Note 4)		80,459		61,143		79,969	85,988
Dividends		23,843		26,515		20,351	21,883
Commissions		26,891		32,738		33,226	35,727
Equity in earnings of affiliates (Notes 2 and 5)		—		20,949		45,787	49,233
Foreign exchange and translation gains (Note 2)		20,559		4,167		4,412	4,744
Reversal of allowance for doubtful accounts		759		450		789	848
Gain on disposal and valuation of trading securities (Note 2)		2,548		1		—	—
Gain on disposal of investment assets (Notes 4 and 5)		2,004		24,613		27,490	29,559
Gain on disposal of consolidated subsidiary		—		178,689		1,556	1,673
Gain on disposal of property, equipment and intangible assets		2,067		4,693		4,507	4,846
Gain on transactions and valuation of currency forward and swap (Notes 2 and 27)		2,850		2,578		16,660	17,914
Other		37,439		36,016		50,111	53,884

Sub-total		199,419		392,552		284,858	306,299

OTHER EXPENSES :
Interest and discounts		(303,410)		(253,472)		(239,138)	(257,138)
Donations		(20,216)		(76,185)		(103,348)	(111,127)
Equity in losses of affiliates (Notes 2 and 5)		(11,954)		(71,825)		(211,464)	(227,381)
Foreign exchange and translation losses (Note 2)		(9,074)		(4,178)		(4,139)	(4,451)
Loss on disposal and valuation of trading securities (Note 2)		(232)		(16)		—	—
Loss on disposal of investment assets		(1,539)		(4,017)		(6,096)	(6,555)
Loss on disposal and impairment of property, equipment and intangible assets (Note 2)		(19,208)		(6,783)		(24,178)	(25,998)
Loss on impairment of long-term investment securities (Notes 2 and 4)		(33,654)		(3,422)		(27,696)	(29,781)
Loss on transactions and valuation of currency forward and swap (Notes 2 and 27)		(15,818)		—		(9,258)	(9,955)
Special severance indemnities (Note 2)		—		—		(144,021)	(154,861)
External research and development costs		(69,016)		(69,140)		(67,021)	(72,066)
Other		(31,872)		(12,564)		(48,053)	(51,668)

Sub-total		(515,993)		(501,602)		(884,412)	(950,981)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	~~W~~	2,123,175	~~W~~	2,561,566	~~W~~	2,021,578	$2,173,740
INCOME TAXES (Notes 2 and 18)		(629,761)		(693,259)		(572,026)	(615,082)

INCOME BEFORE MINORITY INTEREST		1,493,414		1,868,307		1,449,552	1,558,658
MINORITY INTEREST IN NET LOSS (GAIN) OF CONSOLIDATED SUBSIDIARIES		(1,935)		4,671		1,939	2,085

NET INCOME	~~W~~	1,491,479	~~W~~	1,872,978	~~W~~	1,451,491	$1,560,743

NET INCOME PER SHARE (Notes 2 and 19) (In Korean Won and U.S. dollars)	~~W~~	20,261	~~W~~	25,443	~~W~~	19,801	$21.29

DILUTED NET INCOME PER SHARE (Notes 2 and 19) (In Korean Won and U.S. dollars)	~~W~~	20,092	~~W~~	25,036	~~W~~	19,523	$20.99

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

											Total
	Common		Capital		Retained		Capital		Minority		Shareholders’
	Stock		Surplus		Earnings		Adjustments		Interest		Equity

(In millons of Korean Won)
Balance, January 1, 2004	~~W~~	44,639	~~W~~	2,911,556	~~W~~	5,139,911	~~W~~	(2,158,244)	~~W~~	155,985	~~W~~	6,093,847
Net income		—		—		1,491,479		—		1,935		1,493,414
Cash dividends paid (Note 20)		—		—		(404,878)		—		—		(404,878)
Interim cash dividends paid (Note 20)		—		—		(73,614)		—		—		(73,614)
Excess unallocated purchase price (Note 14)		—		(77)		—		—		—		(77)
Consideration for conversion rights (Notes 2 and 14)		—		67,279		—		—		—		67,279
Acquisition of treasury stock (Note 16)		—		—		—		(2)		—		(2)
Equity in capital surplus and capital adjustment changes of affiliates (Note 2)		—		(10,457)		—		91,795		—		81,338
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		67,647		—		67,647
Loss on valuation of currency swap (Note 2)		—		—		—		(49,452)		—		(49,452)
Stock compensation plans (Notes 2 and 17)		—		—		—		1,092		—		1,092
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(11,128)		—		(11,128)
Decrease in minority interest in equity of consolidated subsidiaries		—		—		—		—		(59,722)		(59,722)

Balance, December 31, 2004	~~W~~	44,639	~~W~~	2,968,301	~~W~~	6,152,898	~~W~~	(2,058,292)	~~W~~	98,198	~~W~~	7,205,744

Net income		—		—		1,872,978		—		(4,671)		1,868,307
Cash dividends paid (Note 20)		—		—		(684,613)		—		—		(684,613)
Interim cash dividends paid (Note 20)		—		—		(73,614)		—		—		(73,614)
Deferred tax effect of temporary differences related to conversion rights (Note 14)		—		(18,502)		—		—		—		(18,502)
Transfer of stock option from capital adjustments to capital surplus (Notes 14 and 17)		—		1,533		—		(1,533)		—		—
Equity in capital surplus and capital adjustment changes of affiliates (Notes 2 and 5)		—		3,508		—		(73,008)		—		(69,500)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		50,882		—		50,882
Gain on valuation of currency swap (Note 2)		—		—		—		35,276		—		35,276
Stock compensation plans (Notes 2 and 17)		—		—		—		180		—		180
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(2,020)		—		(2,020)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		15,400		15,400

Balance, December 31, 2005	~~W~~	44,639	~~W~~	2,954,840	~~W~~	7,267,649	~~W~~	(2,048,515)	~~W~~	108,927	~~W~~	8,327,540

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

											Total
	Common		Capital		Retained		Capital		Minority		Shareholders’
	Stock		Surplus		Earnings		Adjustments		Interest		Equity

Balance, January 1, 2006	~~W~~	44,639	~~W~~	2,954,840	~~W~~	7,267,649	~~W~~	(2,048,515)	~~W~~	108,927	~~W~~	8,327,540
Net income		—		—		1,451,491		—		(1,939)		1,449,552
Cash dividends paid (Note 20)		—		—		(588,914)		—		—		(588,914)
Interim cash dividends paid (Note 20)		—		—		(73,714)		—		—		(73,714)
Transfer of stock option from capital adjustments to capital surplus (Notes 14 and 17)		—		234		—		(234)		—		—
Equity in capital surplus and capital adjustment changes of affiliates (Notes 2 and 5)		—		(1,014)		—		45,956		—		44,942
Conversion of convertible bonds (Note 9)		—		(3,733)		—		24,291		—		20,558
Acquisition and retirement of treasury stock (Note 16)		—		—		(209,078)		—		—		(209,078)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		471,321		—		471,321
Loss on valuation of currency swap (Note 2)		—		—		—		(2,640)		—		(2,640)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(19,737)		—		(19,737)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		63,258		63,258

Balance, December 31, 2006	~~W~~	44,639	~~W~~	2,950,327	~~W~~	7,847,434	~~W~~	(1,529,558)	~~W~~	170,246	~~W~~	9,483,088

(In thousands of U.S. dollars) (Note 2 a)
Balance, January 1, 2006		$47,999		$3,177,247		$7,814,676		$(2,202,704)		$117,126		$8,954,344
Net income		—		—		1,560,743		—		(2,085)		1,558,658
Cash dividends paid (Note 20)		—		—		(633,241)		—		—		(633,241)
Interim cash dividends paid (Note 20)		—		—		(79,262)		—		—		(79,262)
Transfer of stock option from capital adjustments to capital surplus (Notes 14 and 17)		—		252		—		(252)		—		—
Equity in capital surplus and capital adjustment changes of affiliates (Notes 2 and 5)		—		(1,090)		—		49,415		—		48,325
Conversion of convertible bonds (Note 9)		—		(4,014)		—		26,119		—		22,105
Acquisition and retirement of treasury stock (Note 16)		—		—		(224,815)		—		—		(224,815)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		506,797		—		506,797
Loss on valuation of currency swap (Note 2)		—		—		—		(2,839)		—		(2,839)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(21,222)		—		(21,222)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		68,019		68,019

Balance, December 31, 2006		$47,999		$3,172,395		$8,438,101		($1,644,686)		$183,060		$10,196,869

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2004		2005		2006		2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,491,479	~~W~~	1,872,978	~~W~~	1,451,491	$1,560,743

Expenses not involving cash payments :
Provision for severance indemnities		58,151		47,073		47,370	50,935
Depreciation and amortization		1,752,530		1,675,528		1,698,364	1,826,198
Provision for bad debts		43,144		115,731		86,321	92,818
Foreign currency translation loss		2,179		981		1,106	1,189
Loss on disposal and valuation of trading securities		232		16		—	—
Loss on transactions and valuation of currency forward and swap		15,818		—		9,258	9,955
Equity in losses of affiliates		11,954		71,825		211,464	227,381
Loss on impairment of long-term investment securities		33,654		3,422		27,696	29,781
Loss on disposal of investment assets		1,539		4,017		6,096	6,555
Loss on disposal and impairment of property, equipment and intangible assets		19,208		6,783		24,178	25,998
Minority interest in net gain of consolidated subsidiaries		1,935		—		—	—
Amortization of discounts on bonds and other		46,274		51,846		51,077	54,921

Sub-total		1,986,618		1,977,222		2,162,930	2,325,731

Income not involving cash receipts :
Reversal of allowance for doubtful accounts		(759)		(450)		(789)	(848)
Foreign currency translation gain		(3,367)		(658)		(924)	(994)
Gain on disposal and valuation of trading securities		(2,548)		(1)		—	—
Gain on disposal of investment assets		(2,004)		(24,613)		(27,490)	(29,559)
Gain on disposal of consolidated subsidiary		—		(178,689)		(1,556)	(1,673)
Gain on disposal of property, equipment and intangible assets		(2,067)		(4,693)		(4,507)	(4,846)
Gain on transactions and valuation of currency forward and swap		(2,850)		(2,545)		(16,660)	(17,914)
Equity in earnings of affiliates		—		(20,949)		(45,787)	(49,233)
Minority interest in net loss of consolidated subsidiaries		—		(4,671)		(1,939)	(2,086)
Other		(1,074)		(765)		(3,075)	(3,306)

Sub-total		(14,669)		(238,034)		(102,727)	(110,459)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(170,891)		(210,957)		(161,914)	(174,101)
Accounts receivable — other		(552,343)		22,284		57,253	61,562
Inventories		(20,982)		8,297		(9,145)	(9,833)
Prepaid expenses		638		9,016		61,148	65,751
Accrued income and other		(6,187)		(24,938)		5,865	6,306
Accounts payable		(90,977)		(34,441)		161,611	173,775
Income taxes payable		(125,430)		88,477		(44,637)	(47,997)
Accrued expenses		(26,622)		(12,944)		37,985	40,844
Withholdings		11,828		19,717		123,003	132,261
Current portion of subscription deposits		2,580		1,495		885	952
Advance receipts and other		10,780		(22,221)		21,585	23,210
Deferred income taxes		78,356		7,640		(76,423)	(82,175)
Severance indemnity payments		(27,582)		(24,365)		(262,948)	(282,740)
Dividends received from affiliates		755		785		1,318	1,417
Deposits for group severance indemnities and other deposits		(19,489)		(32,869)		162,545	174,780

Sub-total		(935,566)		(205,024)		78,131	84,012

Net Cash Provided by Operating Activities		2,527,862		3,407,142		3,589,825	3,860,027

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2004		2005		2006		2006

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term financial instruments	~~W~~	90,034	~~W~~	(75,261)	~~W~~	4,470	$4,806
Decrease in long-term financial instruments		50,006		2		2	2
Decrease (increase) in trading securities		240,204		(122,710)		80,060	86,086
Decrease in current portion of long-term investment securities		85,861		53,608		—	—
Collection of short-term loans		89,447		60,530		96,892	104,185
Collection of long-term loans		4,746		57		654	703
Proceeds from disposal of long-term investment securities		17,658		40,889		305,953	328,982
Proceeds from disposal of equity securities accounted for using the equity method		268		7,539		80,014	86,037
Proceeds from disposal of consolidated subsidiary		—		290,966		39,062	42,002
Decrease in guarantee deposits		22,096		142,131		71,164	76,520
Decrease in other non-current assets		36,287		36,110		19,940	21,441
Proceeds from disposal of property and equipment		10,116		34,179		14,353	15,433
Proceeds from disposal of intangible assets		2,291		107		1,630	1,753
Increase in short-term loans		(56,428)		(59,008)		(92,753)	(99,734)
Increase in long-term loans		(35,291)		(5,766)		(12,623)	(13,573)
Increase in long-term financial instruments		(60,005)		(1,140)		(10,091)	(10,851)
Acquisition of long-term investment securities		(54,132)		(319,061)		(1,127,396)	(1,212,254)
Acquisition of equity securities accounted for using the equity method		(21,086)		(231,793)		(244,333)	(262,724)
Increase in guarantee deposits		(40,957)		(75,295)		(30,290)	(32,570)
Increase in other non-current assets		(82,843)		(86,803)		(132,349)	(142,310)
Acquisition of property and equipment		(1,631,941)		(1,416,622)		(1,498,142)	(1,610,905)
Acquisition of intangible assets		(72,376)		(199,494)		(73,964)	(79,531)
Acquisition of minority interest		(64,247)		(11,352)		(27,406)	(29,469)

Net Cash Used in Investing Activities		(1,470,292)		(1,938,187)		(2,535,153)	(2,725,971)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	~~W~~	—	~~W~~	—	~~W~~	51,230	$55,086
Issuance of bonds payable		1,205,727		193,683		384,990	413,968
Proceeds from long-term borrowings		—		—		294,800	316,989
Repayment of short-term borrowings		(359,133)		(376,929)		—	—
Repayment of current portion of long-term debt		(1,370,611)		(500,033)		(815,287)	(876,653)
Repayment of bonds payable		(5,068)		—		(1,230)	(1,323)
Payment of dividends		(478,318)		(758,192)		(662,815)	(712,704)
Decrease in facility deposits		(12,757)		(7,670)		(2,630)	(2,828)
Transaction of currency forward and swap		2,821		—		—	—
Acquisition and retirement of treasury stock		(2)		—		(209,078)	(224,815)
Increase in minority interest in equity of consolidated subsidiaries		45,065		21,243		19,050	20,484
Other		3,706		(1,140)		(11,407)	(12,266)

Net Cash Used in Financing Activities		(968,570)		(1,429,038)		(952,377)	(1,024,062)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES (Note 2)		(11,055)		(3,036)		(9,317)	(10,018)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		(24,803)		(29,085)		14,568	15,665

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		53,142		7,796		107,546	115,641
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		317,488		370,630		378,426	406,910

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	370,630	~~W~~	378,426	~~W~~	485,972	$522,551

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operators in Vietnam, Mongolia, and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2006, the Company’s total issued shares are held by the following:

		Percentage of
	Number of	Total Shares
	Shares	Issued (%)

SK Group	18,748,452	23.09
POSCO	2,341,569	2.88
Institutional investors and other minority shareholders	51,577,438	63.53
Treasury stock	8,526,252	10.50

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korean Accounting Standards (“SKAS”) No. 1 through No. 20 (except for No. 11 and No. 14). As SKAS No. 11 is not effective until after the fiscal year ending December 31, 2006 and SKAS No. 14 is related to exceptions to accounting for small and medium-sized entities, they do not apply to the Company. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows.

a.	Basis of Presentation

The official accounting records of the Company are expressed in Korean Won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been restructured and translated into English for the convenience of the readers of financial statements. The conversion into U.S. dollars was made at the rate of ~~W~~930.00 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean Won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2006. Such conversion into U.S. dollars should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and its subsidiaries’ financial position or results of operations, is not presented in the accompanying consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Principles of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of December 31, 2004, 2005 and 2006. Controlled subsidiaries include (a) majority-owned entities by SK Telecom or its controlled subsidiary and (b) other entities where SK Telecom or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. Significant intercompany accounts and transactions have been eliminated in consolidation.

	Year of		Ownership Percentage (%)
Subsidiary	Establishment	Primary Business	2004	2005	2006

SK Capital Co., Ltd.	1995	Finance	100.00	100.00	—
SK Telink Co., Ltd.	1998	Telecommunication services	90.77	90.77	90.77
SK Communications Co., Ltd.	1999	Internet website services	93.44	92.37	87.08
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99	99.99	99.99
Centurion IT Investment Association	2001	Investment association	37.50	37.50	37.50
Global Credit & information Corp.	1998	Credit and collection Services	50.00	50.00	50.00
PAXNet Co., Ltd.	1999	Internet website services	67.10	67.10	59.74
Seoul Records, Inc.	1982	Release of music disc	—	60.00	60.00
IHQ, Inc.	1962	Business related Entertainment	—	21.60	34.08
YTN Media, Inc	2000	Broadcasting services	—	—	51.42
SK Telecom International Inc.	1995	Internet website services	100.00	100.00	100.00
SLD Telecom PTE Ltd.	2000	Telecommunication services	55.10	55.10	73.32
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00	100.00	100.00
ULand Company Limited	2004	Telecommunication services	100.00	100.00	100.00
SK Telecom USA Holdings, Inc.	2005	Telecommunication services	—	100.00	100.00
The First Music Investment Fund of SK-PVC	2005	Investment association	—	99.00	99.00
The Second Music Investment Fund of SK-PVC	2005	Investment association	—	99.00	99.00
SK-KTB Music Investment Fund	2005	Investment association	—	99.00	99.00
IMM Cinema Fund	2005	Investment association	—	48.39	60.84
SK Teletech Co., Ltd.	1995	Handset manufacturing	89.13	—	—

Effective July 1, 2006, IHQ, Inc. and its subsidiary, YTN Media, Inc. were included in the consolidation of the accompanying financial statements as the Company owned more than 30% of total outstanding common stock and became the largest shareholder.

In December 2006, SK Capital Co., Ltd. was dissolved and its investments in common stock of SK Capital Co., LTd. were fully liquidated.

Effective July 1, 2005, SK Teletech Co., Ltd. that had been included in the accompanying consolidated financial statements for the year ended December 31, 2004 was excluded from the consolidation as the Company sold 60% equity interest in SK Teletech Co., Ltd. to Curitel Communications, Inc. in July 2005. Effective December 1, 2005, SK Teletech Co., Ltd. was merged into Pantech Co., Ltd. and the Company’s equity interest in Pantech Co., Ltd. became 22.7%.

In August 2005, the Company purchased a 60.0% equity interest in Seoul Records, Inc. and included it in the consolidation of the accompanying financial statements from the date of acquisition.

Effective January 1, 2005, ULand Company Limited is included in the consolidation of the accompanying consolidated financial statements as its total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective January 1, 2004, SK Telecom China Co., Ltd. was included in the consolidation of the accompanying financial statements as its total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

c.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Korea requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

e.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Activity in the allowance for doubtful accounts receivable — trade for 2004, 2005 and 2006 is as follows (in millions of Korean Won):

	2004		2005		2006

Beginning balance	~~W~~	65,327	~~W~~	71,090	~~W~~	133,499
Write-offs		(23,418)		(49,181)		(90,780)

		41,909		21,909		42,719
Provision for doubtful accounts receivable-trade		29,181		112,792		61,457
Increase (decrease) due to the changes in consolidated subsidiaries		—		(1,202)		2,561

End of year	~~W~~	71,090	~~W~~	133,499	~~W~~	106,737

f.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities, supplies for sales promotion and music CDs, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. A valuation loss of ~~W~~639 million and ~~W~~168 million was recorded for the years ended December 31, 2005 and 2006, respectively (nil for the year ended December 31, 2004).

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

h.	Equity Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has a 20% or more direct and indirect ownership interest and/or the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

i.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using straight-line method) over the estimated useful lives of the related assets.

Interest expenses and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

j.	Intangible Assets

Intangible assets are stated at cost less amortization computed using the straight-line method over useful lives.

The Company capitalizes the cost of internal-use software which has a useful life in excess of one year. Capitalized internal-use software costs are amortized using the straight-line method over 5 years and are recorded in intangible assets.

k.	Convertible Bonds and Bonds with Stock Purchase Warrants

The proceeds from issuance of convertible bonds or bonds with stock purchase warrants are allocated between the conversion rights or warrant rights and the debt issued; the portion allocable to the conversion rights or warrant rights is accounted for as capital surplus with a corresponding conversion right adjustment or warrant rights adjustment which is deducted from the related bonds. Such conversion right adjustment or warrant rights adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds or bonds with stock purchase warrants. The portion allocable to the conversion rights or warrant rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds or bonds with stock purchase warrants, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

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

n.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (see Note 26). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities;

•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

o.	Accrued Severance Indemnities

In accordance with the policies of the Company, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

SK Telecom and certain subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~164,643 million, ~~W~~191,354 million and ~~W~~28,868 million as of December 31, 2004, 2005 and 2006, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

In accordance with the Korean National Pension Fund Law, SK Telecom and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~5,687 million, ~~W~~5,217 million and ~~W~~91 million as of December 31, 2004, 2005 and 2006, respectively, are deducted from accrued severance indemnities.

Effective March 31, 2006, SK Telecom changed its policy for the severance indemnities applicable to those employees who joined SK Telecom before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary for each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary for each year regardless of their service period in accordance with the resolution of SK Telecom’s joint labor-management conference held on March 16, 2006. As a result of such policy change, SK Telecom distributed early settlements to those eligible employees on their accumulated severance indemnities as of March 31, 2006 on a mandatory basis, and paid the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such compensation costs as special severance indemnities in other expenses for the year ended December 31, 2006. In addition, SK Telecom executed the early retirement program and the related special bonus of ~~W~~18,131 million were paid to eligible employees and accounted for as special severance indemnities in other expenses for the year ended December 31, 2006.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in accrued severance indemnities for 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Beginning net balance	~~W~~	67,824	~~W~~	80,984	~~W~~	71,284
Provision		58,151		47,073		47,370
Payments to employees		(27,582)		(24,365)		(262,948)
Net increase due to the changes in consolidated subsidiaries		2,372		594		4,010
Changes in deposits for severance indemnities		(19,781)		(33,002)		162,568

Ending net balance	~~W~~	80,984	~~W~~	71,284	~~W~~	22,284

Ending balance:
Accrued severance indemnities	~~W~~	251,314	~~W~~	267,855	~~W~~	51,243
Deposits with insurance companies		(164,643)		(191,354)		(28,868)
National Pension Fund		(5,687)		(5,217)		(91)

Net balance	~~W~~	80,984	~~W~~	71,284	~~W~~	22,284

p.	Accounting fort Leases

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

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~267,107 million, ~~W~~252,046 million and ~~W~~211,961 million for the years ended December 31, 2004, 2005 and 2006, respectively, and external research and development costs of ~~W~~69,016 million, ~~W~~69,140 million and ~~W~~67,021 million for the years ended December 31, 2004, 2005 and 2006, respectively.

r.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a separate component of stockholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

s.	Revenue Recognition

The revenues of the Company are principally derived from telecommunication service revenue including data services, and telephone sales. Telecommunication service consists of fixed monthly charges, usage-related charges

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are recognized when the activation service was performed.

SK Telecom’s subsidiaries also sell products and merchandises to customers and these sales are recognized at the time products and merchandises are delivered. In addition, revenues from entertainer management services and public entertainment services are recognized using the proportionate performance method.

t.	Income Taxes

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes.

u.	Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock option and convertible bonds.

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

w.	Accounting for Foreign Currency Transactions and Translation

SK Telecom and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were ~~W~~1,043=US$1, ~~W~~1,013=US$1 and ~~W~~930=US$1 at December 31, 2004, 2005 and 2006, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

y.	Handset Subsidies to Long-term Mobile Subscribers

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to end customers who have maintained their wireless account with the same carrier for 18 months or longer to acquire new or renewed customer relationships. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. The Company charges such handset subsidies to commissions paid as the related payments are made.

z.	Adoption of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No. 15 through No. 17. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2005 or consolidated ordinary income and net income of the Company for the year ended December 31, 2005 except as follows:

•	Through 2004, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ new issuance of their common stocks to third parties, the changes in the Company’s proportionate equity of investees were accounted for as capital transactions. Effective January 1, 2005, such transactions are accounted for as income statement treatment, pursuant to adoption of SKAS No. 15, “Investments : Equity Method”. As a result of adopting SKAS No. 15, net income for the year ended December 31, 2005 increased by ~~W~~6,262 million (net of tax effect of ~~W~~2,375 million).

•	Through 2004, tax effects of temporary differences related to capital surplus or capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital surplus or capital adjustments, which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions. As a result of adopting SKAS No. 16, total assets and total liabilities as of December 31, 2005 increased by ~~W~~67,612 million and ~~W~~97,768 million, respectively, and total stockholders’ equity as of December 31, 2005 decreased by ~~W~~30,156 million, which was directly reflected in capital surplus or capital adjustments (see Note 18).

•	Through 2004, provisions were recorded at nominal value. Effective January 1, 2005, provisions are recorded at the present value when the effect of the time value of money is material, pursuant to adoption of SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. SKAS No. 17 is prospectively applied and as a result of adopting such accounting standard, total liabilities as of December 31, 2005 decreased by ~~W~~7,415 million and ordinary income and net income for the year ended December 31, 2005 increased by ~~W~~5,376 million (see Note 25).

Such newly adopted accounting standards were prospectively applied as allowed by SKAS No. 15 through No. 17. As a result, the consolidated balance sheet as of December 31, 2004 and the consolidated statements of

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income and cash flows for the year ended December 31, 2004 which are comparatively presented herein, were not adjusted to reflect the effect of adoption of SKAS No. 15 through No. 17.

On January 1, 2006, the Company adopted SKAS No. 18 through No. 20. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2006 or the consolidated ordinary income and net income of the Company for the year ended December 31, 2006.

SKAS No. 11 and SKAS No. 21 through No. 24 are effective for the fiscal years beginning after December 31, 2006. The adoption of such accounting standards will not have an effect on the financial position and the ordinary income and net income of the Company. Details of primary change due to such adoption of SKAS are as follows:

Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments, which were classified as capital adjustments through 2006, will be classified as accumulated other comprehensive income.

aa.	Reclassifications

Subsequent to the issuance of our consolidated financial statements for the years ended December 31, 2004 and 2005, we determined that the effect of exchange rate changes on cash and cash equivalents held in foreign currencies were classified as cash flows from operating activities as opposed to separately presented items in our statement of cash flows. As a result, consolidated statements of cash flows for the years ended December 31, 2004 and 2005 has been revised from amounts previously reported.

The following shows the effect of the revisions to the consolidated statements of cash flows For The Years Ended December 31, 2004 and 2005 (in millions of Korea Won):

	2004		2005

Cash flows from operating activities, as previously reported	~~W~~	2,516,807	~~W~~	3,404,106
Revision		11,055		3,036

Cash flows from operating activities, as revised	~~W~~	2,527,862	~~W~~	3,407,142

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies, as previously reported	~~W~~	—	~~W~~	—
Revision		(11,055)		(3,036)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies, as revised	~~W~~	(11,055)	~~W~~	(3,036)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	INVENTORIES

Inventories as of December 31, 2004 and 2005 and 2006 consist of the following (in millions of Korean Won):

	2004		2005		2006

Merchandise	~~W~~	164	~~W~~	863	~~W~~	1,167
Finished goods		19,286		766		2,282
Semi-finished goods		7,019		—		41
Raw materials		14,791		493		313
Supplies		11,061		6,301		16,782

Total		52,321		8,423		20,585
Less allowance for valuation loss		—		(639)		(807)

Net	~~W~~	52,321	~~W~~	7,784	~~W~~	19,778

4.	INVESTMENT SECURITIES

a.	Trading Securities

Trading securities as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	Acquisition Cost		Fair Value
	at December 31,		at December 31,		Carrying Amount
	2006		2006		2004		2005		2006

Stocks	~~W~~	12	~~W~~	12	~~W~~	368	~~W~~	12	~~W~~	12
Beneficiary certificates		665,300		665,300		654,411		777,460		665,300

Total	~~W~~	665,312	~~W~~	665,312	~~W~~	654,779	~~W~~	777,472	~~W~~	665,312

b.	Long-term Investment Securities

Long-term investment securities at of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Available-for-sale equity securities	~~W~~	896,508	~~W~~	923,821	~~W~~	1,011,971
Available-for-sale debt securities		5,158		296,273		1,463,636
Held-to-maturity securities		50,144		115		146

Total		951,810		1,220,209		2,475,753
Less current portion		(3,709)		(1)		(335)

Long-term portion	~~W~~	948,101	~~W~~	1,220,208	~~W~~	2,475,418

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(1).	Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won, except for share data):

		Ownership	Acquisition
	Number	Percentage (%)	Cost		Fair Value			Carrying Amount
	of Shares	at Dec. 31, 2006	at Dec. 31, 2006		at Dec. 31, 2006			2004		2005		2006

(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	5,897		~~W~~	2,023	~~W~~	5,796	~~W~~	5,897
hanarotelecom incorporated	11,045,000	4.8		121,677		88,581			71,019		56,440		88,581
KRTnet Corporation	234,150	4.4		1,171		2,517			2,178		2,646		2,517
POSCO	2,481,310	2.8		332,662		766,725			464,005		501,225		766,725
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)	59,473	0.4		1,695		83			152		83		83
eXtended Computing Environment Co., Ltd. (note a)	133,333	3.3		10		876			—		10		876
ZeroOne Interactive Co., Ltd.	2,472,999	7.2		4,500		3,845			—		—		3,845
HB Entertainment Co., Ltd.	752,692	3.8		2,258		1,137			—		2,408		1,137
SK SECURITIES CO., Ltd.	—	—		—		(note b	)		2,418		—		—
SINJISOFT Corporation	—	—		—		(note b	)		590		—		—
CoWon System, Inc.	—	—		—		(note b	)		1,600		—		—

sub-total				469,754					543,985		568,608		869,661

(Investments in non-listed companies)
LG Powercomm Co., Ltd. (note c) (Formerly Powercomm Co., Ltd.)	7,500,000	5.0		240,243		80,370			71,565		77,130		80,370
Japan MBCO	54,000	7.3		27,332		(note d	)		27,332		27,332		—
Eonex Technologies Inc.	144,000	12.3		3,600		(note e	)		4,593		4,593		4,593
The Korea Economic Daily	2,792,759	13.8		13,964		(note e	)		2,077		13,964		13,964
Cheongsol	4,328	7.7		5,000		(note e	)		—		—		5,000
Mirae Asset Life Insurance Co., Ltd.	—	—		—		(note b	)		14,890		—		—
WiderThan Co., Ltd.	—	—		—		(note f	)		3,188		—		—
Other				143,394		(notes e and g	)		32,472		32,202		34,367

sub-total				433,533					156,117		155,221		138,294

(Investments in funds)
Korea IT Fund						(note h	)		190,000		190,000		—
Others						(notes e and i	)		6,406		9,992		4,016

sub-total									196,406		199,992		4,016

Total								~~W~~	896,508	~~W~~	923,821	~~W~~	1,011,971

(note a)	The common stocks of eXtended Computing Environment Co., Ltd. were listed on the Korea Securities Dealers Automated Quotation in the Korea Stock Exchange for the year ended December 31, 2006.
(note b)	The investments in common stock of SK Securities Co., Ltd., SINJISOFT Corporation, CoWon Systems, Inc. and Mirae Asset Life Insurance Co., Ltd. were all sold during the year ended December 31, 2005.
(note c)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~168,678 million, ~~W~~163,113 million and ~~W~~159,873 million as of December 31, 2004, 2005 and 2006, respectively, were recorded as a capital adjustment.
(note d)	Due to the impairment of the Company’s investments in common stock of Japan MBCO, the Company recorded impairment loss on such investments of ~~W~~27,332 million for the year ended December 31, 2006.
(note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note f)	The investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method during 2005. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influence on the selection of directors and the investee has significant transactions with the Company.
(note g)	Due to the impairment of their investments in common stock of Mobilewelcom Co., Ltd., CXP Inc., LoveHunt Inc. and others in 2004, TeleMerc.com, Fibernett Co., Ltd. and others in 2005 and Astro Nest Inc., D&D Media Inc. and others in 2006, the Company recorded impairment losses of ~~W~~2,580 million, ~~W~~3,057 million and ~~W~~364 million for the years ended December 31, 2004, 2005 and 2006, respectively.
(note h)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has the ability to exercise significant influence on the investee.
(note i)	Due to the impairment of their investments in cinema projects, the Company and certain subsidiaries recorded impairment losses of ~~W~~235 million for the year ended December 31, 2005.

b-(2).	Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

		Acquisition Cost
		at December 31,		Carrying Amount
	Maturity	2006		2004		2005		2006

Public bonds	(note a)	~~W~~	51,317	~~W~~	1,328	~~W~~	1,599	~~W~~	51,313
Currency stabilization bonds	(note b)		49,882		—		294,674		49,894
Convertible bonds of Real Telecom Co., Ltd. (note c)	Mar. 29, 2007		10,656		—		—		—
Convertible bonds of China Unicom Ltd. (note d)	Jul. 5, 2007		957,055		—		—		1,276,703
Convertible bonds of Empas Corp. (note e)	Oct. 18, 2009		44,850		—		—		78,670
Others			6,984		3,830		—		7,056

Total					5,158		296,273		1,463,636
Less current portion of available-for-sale debt securities					(3,700)		—		(256)

Long-term available-for-sale debt securities				~~W~~	1,458	~~W~~	296,273	~~W~~	1,463,380

The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2004, 2005 and 2006 were ~~W~~391 million, ~~W~~914 million and ~~W~~7,991 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2006 are within 5 years for ~~W~~169 million and within 10 years for ~~W~~51,144 million.
(note b)	The maturities of currency stabilization bonds as of December 31, 2006 are within 5 years.
(note c)	The convertible bonds of Real Telecom Co., Ltd. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Co., Ltd. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004.
(note d)	On July 5, 2006, the Company purchased zero coupon convertible bonds of China Unicom Ltd. with maturity of three years and principal amount of US$1,000,000,000 for US$1,000,000,000. Such convertible bonds have initial conversion price of US$1.111426 per share of common stock of China Unicom Ltd. The bond holders may redeem their notes at 102.82% of the principal amount on July 5, 2008 (2 years from the issuance date). The conversion right may be exercised during the period from July 5, 2007 to June 29, 2009 and the number of common shares to be converted as of December 31, 2006 is 899,745,075 shares. Unless either previously redeemed or converted, the notes are redeemable at 104.26% of the principal amount at maturity. The Company recorded the convertible bonds of China Unicom Ltd. at its fair value, which was estimated by an outside professional valuation company using Cox, Ross & Rubinstein Model (1979) and discount rate of 5.9138%. If all such bonds are converted, the Company’s equity interest in China Unicom Ltd. will be 6.67%. The Company is not allowed to, at any time after the date of issuance of the conversion shares, sell or otherwise transfer or dispose of any conversion shares that represents more than 2 percent of the share capital of China Unicom Ltd. in any calendar quarter, except for any placing of shares outside of Hong Kong Stock Exchange.
(note e)	On October 19, 2006, SK Communications Co., Ltd., a subsidiary of the Company, purchased convertible bonds of Empas Corporation. Such convertible bonds can be converted into 3,450,000 shares of common stock of Empas Corporation at ~~W~~13,000 per share during the period from October 20, 2007 to October 18, 2009. Unless converted, the notes are redeemable at 105% of the principal amount at maturity. The Company recorded the convertible bonds of Emaps Corporation at its fair value, which was estimated by an outside professional valuation company using Cox, Ross & Rubinstein Model (1979) and discount rate of 6.31%. If all such bonds are converted, the Company’s equity interest in Empas Corporation will increase to 42.97%.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(3).	Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

			Acquisition Cost
			at December 31,		Carrying Amount
	Maturity		2006		2004		2005		2006

Public bonds	(note a	)	~~W~~	146	~~W~~	144	~~W~~	115	~~W~~	146
Subordinated bonds of Mirae Asset Life Insurance Co., Ltd.	(note b	)		—		50,000		—		—

Total						50,144		115		146
Less current portion of held-to-maturity securities						(9)		(1)		(79)

Long-term held-to-maturity securities					~~W~~	50,135	~~W~~	114	~~W~~	67

The Interest income incurred from held-to-maturity securities for the years ended December 31, 2004, 2005 and 2006 were ~~W~~15,692 million, ~~W~~3,755 million and ~~W~~8 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2006 are within 1 year for ~~W~~79 million, within 5 years for ~~W~~31 million and within 10 years for ~~W~~36 million.
(note b)	The Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. were all early paid during 2005.

b-(4).	Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities

The changes in unrealized gains (losses) on valuation on long-term investment securities for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	For the Year Ended December 31, 2004
	Beginning		Increase/		Transferred to		Ending
	Balance		(Decrease)		Realized Gain (Loss)		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	(2,934)	~~W~~	(824)	~~W~~	—	~~W~~	(3,758)
hanarotelecom incorporated		(55,468)		4,811		—		(50,657)
KRTnet Corporation		1,498		(491)		—		1,007
POSCO		71,792		59,551		—		131,343
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		—		(1,543)		—		(1,543)
SINJISOFT Corporation		—		460		—		460
LG Powercomm Co., Ltd. (Formerly Powercomm Co., LTd.)		(171,836)		3,158		—		(168,678)
Eonex Technologies Inc.		—		2,011		—		2,011
WiderThan Co., Ltd.		—		(27)		—		(27)
SK Securities Co., Ltd.		(3,674)		541		—		(3,133)

Total	~~W~~	(160,622)	~~W~~	67,647	~~W~~	—	~~W~~	(92,975)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2005
							Minority Interest
					Transferred		in Equity of
	Beginning		Increase/		to Realized		Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	(3,758)	~~W~~	3,772	~~W~~	—	~~W~~	—	~~W~~	14
hanarotelecom incorporated		(50,657)		(14,580)		—		—		(65,237)
KRTnet Corporation		1,007		468		—		—		1,475
POSCO		131,343		37,220		—		—		168,563
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,543)		(68)		—		—		(1,611)
HB Entertainment Co., Ltd.		—		150		—		(94)		56
SK Securities Co., Ltd.		(3,133)		3,610		(477)		—		—
SINJISOFT Corporation		460		—		(460)		—		—
CoWon Systems, Inc.		—		585		(585)		—		—
LG Powercomm Co., Ltd. (Formerly Powercomm Co., LTd.)		(168,678)		5,565		—		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		—		2,011
WiderThan Co., Ltd.		(27)		27		—		—		—
Currency stabilization bonds		—		(217)		—		—		(217)

Sub-total		(92,975)		36,532		(1,522)		(94)		(58,059)
Less tax effect (note a)		25,568		(10,046)		418		26		15,966

Total	~~W~~	(67,407)	~~W~~	26,486	~~W~~	(1,104)	~~W~~	(68)	~~W~~	(42,093)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2006
							Minority Interest
					Transferred		in Equity of
	Beginning		Increase/		to Realized		Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	102	~~W~~	—	~~W~~	—	~~W~~	116
hanarotelecom incorporated		(65,237)		32,141		—		—		(33,096)
KRTnet Corporation		1,475		(129)		—		—		1,346
POSCO		168,563		265,500		—		—		434,063
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		—		—		—		(1,611)
eXtended Computing Environment Co., Ltd.		—		866		—		—		866
ZeroOne Interactive Co.,Ltd.		—		(655)		—		71		(584)
HB Entertainment Co., Ltd.		56		(1,272)		—		795		(421)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)		(163,113)		3,240		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		—		(4)		—		—		(4)
Currency stabilization bonds		(217)		906		(677)		—		12
Convertible bonds of China Unicom Ltd.		—		319,648		—		—		319,648
Convertible bonds of Empas Corp.		—		33,820		—		(4,218)		29,602

Sub-total		(58,059)		654,163		(677)		(3,352)		592,075
Less tax effect(note a)		15,966		(179,894)		186		895		(162,847)

Total	~~W~~	(42,093)	~~W~~	474,269	~~W~~	(491)	~~W~~	(2,457)	~~W~~	429,228

(note a)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are capital adjustment items, in accordance with SKAS No. 16 “Income Taxes”, which is effective form January 1, 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won, except for share data):

	Number	Ownership	Acquisition		Net Asset
	of Shares	Percentage (%) at	Cost at		Value at
	at December 31,	December 31,	December 31,		December 31,			Carrying Amount
	2006	2006	2006		2006			2004		2005		2006

Pantech Co., Ltd. (formerly SK Teletech Co., Ltd.)	25,570,306	22.7	~~W~~	26,309	~~W~~	—	(note a)	~~W~~	—	~~W~~	55,732	~~W~~	—
SK C&C Co., Ltd.	300,000	30.0		19,071		263,814			201,484		168,244		268,278
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,611			7,477		8,379		8,611
TU Media Corp.	12,922,266	29.6		64,611		6,430			34,592		32,343		7,214
Aircross Co., Ltd.	600,000	38.1		300		1,477			940		966		1,477
WiderThan Co., Ltd.	—	—		—		—			—		11,503		—
IHQ, Inc.	—	—		—		—	(note b)		—		14,755		—
Harex Info Tech, Inc.	225,000	21.2		3,375		753	(note c)		3,375		2,530		1,805
SK Mobile		42.5		10,322		4,666	(note d)		1,151		—		4,666
Skytel Co., Ltd.	1,756,400	28.6		2,159		5,823			3,713		4,786		5,823
SK China Company Ltd.	28,160	20.7		3,195		1,076			830		485		—
Helio, LLC	50,650,001	48.1		200,147		80,130	(note e)		—		102,272		80,130
SK USA, Inc.	49	49.0		3,184		3,016			3,056		3,279		3,016
Korea IT Fund		14.3		190,000		193,061	(note f)		—		—		193,061
Michigan Global Cinema Fund		36.4		4,000		3,773			—		4,000		3,773
3rd Fund of Isu Entertainment		31.3		2,500		2,419			—		2,500		2,419
SKT-QC Wireless Development Fund		—		—		—			5,146		—		—
SKT-HP Ventures, LLC		—		—		—			5,281		5,290		—
CDMA Mobile Phone Center		50.0		146,261		84,689			25,117		40,810		84,689
Empas Corporation	2,592,402	24.4		37,092		13,523			—		—		36,474
SK i-media Co., Ltd.	24,000,000	60.0		12,000		11,312	(note g)		—		—		11,312
Cyworld Japan Co., Ltd.	1,250,000	100.0		10,584		6,999	(note h)		—		726		4,362
Etoos Group Inc.	—	—		—		—			—		2,586		—
Cyworld Incorporated	9,500,000	100.0		9,071		5,386	(note h)		—		524		3,592
Other investments in affiliates				32,001					11,866		10,169		30,219

Total			~~W~~	784,182				~~W~~	304,028	~~W~~	471,879	~~W~~	750,921

(note a)	60% equity interests in SK Teletech Co., Ltd. were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~178,689 million for the year ended December 31, 2005. As the Company’s ownership in SK Teletech Co., Ltd. decreased from 89.1% to 29.1%, SK Teletech Co., Ltd. was excluded from the consolidation, effective July 1, 2005. And, the investments in common stock of SK Teletech Co., Ltd. were accounted for using the equity method of accounting for the six months ended December 31, 2005. In addition, effective December 1, 2005, SK Teletech Co., Ltd was merged into Pantech Co., Ltd. and the Company’s ownership interest decreased from 29.1% to 22.7%. The difference between the Company’s portion of the merged company’s equity and the carrying amount at the date of merger of ~~W~~269 million was recorded as a loss on disposal of investment assets for the year ended December 31, 2005. On December 11, 2006, Pantech Co., Ltd. requested its creditor banks for a debt restructuring due to deterioration of its liquidity.
(note b)	As the Company’s ownership in IHQ, Inc increased from 21.3% to 34.1% in the second half of 2006, IHQ, Inc was consolidated effective July 1, 2006, in accordance with Korean GAAP.
(note c)	Effective January 1, 2005, the Company recorded its investments in Harex Info Tech, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.
(note d)	On March 31, 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.
(note e)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest in and manage Helio, LLC, a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note f)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has ability to exercise significant influence on the investee. In accordance with the Agreement of Korea IT Fund, the Company has voting rights of 14.3%, while the Company invested 63.3% of total capital contribution and has profit sharing rights of 63.3%
(note g)	Even though the Company’s ownership interest is 60%, SK i-media Co., Ltd. is excluded from the consolidation and accounted for using the equity method as its initial capital at its inception date were less than ~~W~~7 billion, in accordance with Korean GAAP.
(note h)	Even though the Company’s ownership interest is 100%, Cyworld Japan Co., Ltd. and Cyworld Incorporated are excluded from the consolidation and accounted for using the equity method as its total assets at the beginning of the fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.

Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

			For the Year Ended December 31, 2004
									Equity in
							Equity in		Capital Surplus
			Beginning				Earnings		and Capital		Dividend		Other		Ending
			Balance		Acquisition		(Losses)		Adjustments		Received		Decrease		Balance

SK C&C Co., Ltd.	(note a	)	~~W~~	92,844	~~W~~	-	~~W~~	13,322	~~W~~	95,918	~~W~~	(600)	~~W~~	—	~~W~~	201,484
STIC Ventures Co., Ltd.				7,086		—		(123)		514		—		—		7,477
TU Media Corp.	(note b	)		—		—		(4,213)		124		—		38,681		34,592
VCASH Co., Ltd.				1,048		—		(657)		—		—		(391)		—
Aircross Co., Ltd.	(note c	)		300		—		659		(19)		—		—		940
WiderThan Co., Ltd.	(note d	)		3,188		—		—		—		—		(3,188)		—
Skytel Co., Ltd.	(note a	)		3,401		—		1,070		(603)		(155)		—		3,713
SK China Co., Ltd.				1,683		—		(595)		(258)		—		—		830
SK USA, Inc.	(note c	)		3,184		—		168		(296)		—		—		3,056
SK-QC Wireless Development Fund				5,901		—		4		(759)		—		—		5,146
SKT-HP Ventures, LLC				5,960		—		62		(741)		—		—		5,281
CDMA Mobile Phone Center	(note e	)		49,444		5,979		(21,651)		—		—		(8,655)		25,117
Other investment in affiliates				9,670		15,107		—		—		—		(8,385)		16,392

			~~W~~	183,709	~~W~~	21,086	~~W~~	(11,954)	~~W~~	93,880	~~W~~	(755)	~~W~~	18,062	~~W~~	304,028

(note a)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.
(note b)	Effective January 1, 2004, TU Media Corp. that was consolidated for the year ended December 31, 2003 is excluded from the consolidation due to the decrease in ownership interest. Other increase in investments in equity securities of TU Media Corp. represents the carrying amount of the investment in TU Media Corp. as of December 31, 2003.
(note c)	As their total assets at the beginning of 2004 were over ~~W~~7 billion, effective January 1, 2004, investments in equity securities of SK USA, Inc. and Aircross Co., Ltd. are accounted for using the equity method of accounting.
(note d)	As the Company’s ownership in WiderThan Co., Ltd. decreased to 14.3% from 20% in 2004, investments in common stock of WiderThan Co., Ltd. are reclassified to available-for-sale securities in 2004.
(note e)	SLD Telecom PTE Ltd. (“SLD”), an oversea subsidiary of the Company, accounted for the in-kind contribution of network equipment to CDMA Mobile Phone Center as an increase in the investment securities and the reimbursement in the amount equal to depreciation of such network equipment in accordance with the Business Co-Operation Contract between SLD and Saigon Post and Telecommunication Service Corp., a Vietnamese counterparty, was accounted for as a decrease in the investment. For the year ended December 31, 2004, SLD received a reimbursement related to depreciation in accordance with related joint venture agreement of ~~W~~4,046 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of ~~W~~4,609 million incurred from translating the foreign currency financial statement of SLD Telecom PTE Ltd. into Korean Won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			For the Year Ended December 31, 2005
										Equity in
							Equity in			Capital Surplus			Other
			Beginning				Earnings			and Capital	Dividend		Increase		Ending
			Balance		Acquisition		(Losses)			Adjustments	Received		(Decrease)		Balance

Pantech Co., Ltd.	(note a	)	~~W~~	—	~~W~~	—	~~W~~	93	~~W~~	(183)	~~W~~	—	~~W~~	55,822	~~W~~	55,732
SK C&C Co., Ltd.	(note b	)		201,484		—		18,102		(50,742)		(600)		—		168,244
STIC Ventures Co., Ltd.	(note c	)		7,477		—		(779)		317		—		1,364		8,379
TU Media Corp.				34,592		25,611		(27,852)		(8)		—		—		32,343
Aircross Co., Ltd.				940		—		26		—		—		—		966
WiderThan Co., Ltd.	(note d	)		—		—		868		7		—		10,628		11,503
IHQ, Inc.	(note c	)		—		14,440		(197)		410		—		102		14,755
Harex Info Tech, Inc.	(note e	)		3,375		—		(845)		—		—		—		2,530
Skytel Co., Ltd.	(note b	)		3,713		—		1,377		(120)		(184)		—		4,786
SK China Company Ltd.				830		—		(295)		(50)		—		—		485
Helio, LLC	(note f	)		—		123,586		(21,550)		—		—		236		102,272
SK USA, Inc.				3,056		—		316		(93)		—		—		3,279
SKT-QC Wireless Development Fund	(note g	)		5,146		—		—		—		—		(5,146)		—
SKT-HP Ventures, LLC				5,281		—		167		(158)		—		—		5,290
CDMA Mobile Phone Center	(note h	)		25,116		33,950		(13,376)		—		—		(4,880)		40,810
SK Mobile	(note i	)		1,151		14,213		(2,566)		(22)		—		(12,776)		—
Cyworld Japan Co., Ltd.				—		4,466		(3,867)		127		—		—		726
Etoos Group Inc.				—		3,095		(498)		(11)		—		—		2,586
Other investment in affiliates				11,867		12,432		—		—		—		(7,106)		17,193

			~~W~~	304,028	~~W~~	231,793	~~W~~	(50,876)	~~W~~	(50,526)	~~W~~	(784)	~~W~~	38,244	~~W~~	471,879

(note a)	Other increase in investments in equity securities of Pantech Co., Ltd. is net of the carrying amount of the investment in equity securities of SK Teletech Co., Ltd. amounting to ~~W~~56,091 million reclassified to equity securities accounted for using the equity method as a result of the decrease in the Company’s ownership in SK Teletech Co., Ltd. to less than 50% and the dilution of the Company’s equity portion of ~~W~~269 million as a result of the merger between Pantech Co., Ltd. and SK Teletech Co., Ltd.
(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.
(note c)	Other increases in investments in equity securities of STIC Ventures Co., Ltd. and IHQ, Inc. represent gains on disposal of investments in equity securities resulting from the dilution of the Company’s ownership as a result of the fact that investees sold its unissued shares to third parties directly.
(note d)	Other increase in investments in equity securities of WiderThan Co., Ltd. represents the carrying amount of the investment in equity securities of WiderThan Co., Ltd. amounting to ~~W~~3,188 million reclassified to equity securities accounted for using the equity method from available-for-sale securities and gains on disposal of investments in equity method investee of ~~W~~7,440 million resulting from the dilution of the Company’s ownership as a result of the fact that investees sold its unissued shares to third parties directly.
(note e)	Effective January 1, 2005, the Company recorded its investments in Harex Info Tech, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.
(note f)	The increase in investments in equity securities of Helio, LLC represents a translation gain incurred from translating the financial statements of SK Telecom USA Holdings, Inc. denominated in foreign currency, which makes investments in Helio, LLC, into Korean Won.
(note g)	Investment was fully liquidated due to dissolution of SKT-QC Wireless Development Fund during the year ended December 31, 2005.
(note h)	For the year ended December 31, 2005, SLD received a reimbursement related to depreciation in accordance with related joint venture agreement of ~~W~~3,956 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of ~~W~~924 million incurred from translating the foreign currency financial statement of SLD Telecom PTE Ltd. into Korean Won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.
(note i)	Effective January 1, 2005, SK Mobile became an equity method investee of SK Teletech Co., Ltd., a former subsidiary of the Company as changes in SK Teletech Co., Ltd.’s portion of such investee’s equity amounts resulting from applying the equity method of accounting was material. Effective July 1, 2005, the investment in equity securities of SK Teletech Co., Ltd. was reclassified to equity securities

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounted for using the equity method, which resulted in the exclusion of SK Mobile from equity securities accounted for using the equity method.

			For the Year Ended December 31, 2006
									Equity in
									Capital
								Equity in	Surplus and				Balance
			Beginning					Earnings	Capital		Dividend		Other		Ending
			Balance		Acquisition			(Losses)	Adjustments		Received		Increase		(Decrease)

Pantech Co., Ltd.	(note a	)	~~W~~	55,732	~~W~~	-	~~W~~	(55,902)	~~W~~	170	~~W~~	-	~~W~~	-	~~W~~	-
SK C&C Co., Ltd.	(note b	)		168,244		—		37,825		63,199		(990)		—		268,278
STIC Ventures Co., Ltd.				8,379		—		845		(613)		—		—		8,611
TU Media Corp.				32,343		—		(25,129)		—		—		—		7,214
Aircross Co., Ltd.				966		—		511		—		—		—		1,477
WiderThan Co., Ltd.	(note c	)		11,503		—		—		—		—		(11,503)		—
IHQ, Inc.				14,755		—		(1,346)		84		—		(13,493)		—
Harex Info Tech, Inc.				2,530		—		(725)		—		—		—		1,805
SK Mobile				—		10,322		(5,520)		(136)		—		—		4,666
Skytel Co., Ltd.	(note b	)		4,786		—		1,970		(605)		(328)		—		5,823
SK China Company Ltd.				485		—		(380)		(105)		—		—		—
Helio, LLC	(note d	)		102,272		76,933		(88,309)		—		—		(10,766)		80,130
SK USA, Inc.				3,279		—		7		(270)		—		—		3,016
Korea IT Fund	(note e	)		—		—		2,339		722		—		190,000		193,061
Michigan Global Cinema Fund				4,000		—		(227)		—		—		—		3,773
3rd Fund of Isu Entertainment				2,500		—		(81)		—		—		—		2,419
SKT-HP Ventures, LLC	(note f	)		5,290		—		—		—		—		(5,290)		—
CDMA Mobile Phone Center	(note g	)		40,810		76,039		(21,474)		—		—		(10,686)		84,689
Empas Corporation				—		37,092		(1,369)		751		—		—		36,474
SK i-media Co., Ltd.				—		12,000		(636)		(52)		—		—		11,312
Cyworld Japan Co., Ltd.				726		6,118		(2,549)		67		—		—		4,362
Etoos Group Inc.	(note h	)		2,586		—		(259)		—		—		(2,327)		—
Cyworld Incorporated				524		8,547		(5,358)		(121)		—		—		3,592
Other investments in affiliates				10,169		17,282		90		(640)		—		3,318		30,219

			~~W~~	471,879	~~W~~	244,333	~~W~~	(165,677)	~~W~~	62,451	~~W~~	(1,318)	~~W~~	139,253	~~W~~	750,921

(note a)	Pantech Co., Ltd. suffered a significant loss due to deterioration of its liquidity for the three months ended December 31, 2006, which resulted in the Company’s investments in Pantech Co., Ltd. to be reduced to zero. Equity in losses of affiliates that exceeded the carrying amount was ~~W~~43,543 million for the year ended December 31, 2006.
(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.
(note c)	The Company sold all of investments in equity securities of WiderThan Co., Ltd. for the year ended December 31, 2006 and recognized gains on disposal of investment in equity securities of ~~W~~21,780 million.
(note d)	Other decrease in investments in equity securities of Helio, LLC. represents losses from disposal of investments in equity securities of Helio, LLC. amounting to ~~W~~1,991 million resulting from the dilution of the Company’s ownership as a result of the fact that investees sold its unissued shares to third parties directly, and translation loss of ~~W~~8,776 million incurred from translating the foreign currency financial statements of Helio, LLC. into Korean Won.
(note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.
(note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the year ended December 31, 2006.
(note g)	For the year ended December 31, 2006, SLD received a reimbursement related to depreciation in accordance with related joint venture agreement of ~~W~~5,978 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center by the same amount. In addition, translation loss of ~~W~~4,708 million incurred from translating the foreign

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

currency financial statement of SLD Telecom PTE Ltd. into Korean Won and such translation loss was accounted for as a decrease in the investment in CDMA Mobile Phone Center.
(note h)	For the year ended December 31, 2006, Etoos Group Inc. was merged into SK Communications Co., Ltd., the Company’s subsidiary.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	For the Year Ended December 31, 2004
	Beginning						Ending
	Balance		Increase		Amortization		Balance

SK C&C Co., Ltd.	~~W~~	5,682	~~W~~	-	~~W~~	(406)	~~W~~	5,276

	For the Year Ended December 31, 2005
	Beginning						Ending
	Balance		Increase		Amortization		Balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	820	~~W~~	(27)	~~W~~	793
SK C&C Co., Ltd.		5,276		—		(406)		4,870
TU Media Corp.		—		1,045		(52)		993
IHQ, Inc.		—		7,377		(1,110)		6,267
Harex Info Tech, Inc.		—		1,752		(350)		1,402
Etoos Group Inc.		—		1,914		(333)		1,581

Total	~~W~~	5,276	~~W~~	12,908	~~W~~	(2,278)	~~W~~	15,906

	For the Year Ended December 31, 2006
	Beginning						Ending
	Balance		Increase		Amortization		Balance

Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(793)	~~W~~	—
SK C&C Co., Ltd.		4,870		—		(406)		4,464
TU Media Corp.		993		—		(209)		784
IHQ, Inc.		6,267		(5,533)		(734)		—
Harex Info Tech, Inc.		1,402		—		(351)		1,051
SK Mobile		—		3,192		(3,192)		—
Helio, LLC		—		38		—		38
Empas Corporation		—		24,159		(1,208)		22,951
Etoos Group Inc.		1,581		(1,553)		(28)		—
Other investments in affiliates		—		12,531		(1,086)		11,445

Total	~~W~~	15,906	~~W~~	32,834	~~W~~	(8,007)	~~W~~	40,733

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won) :

	For the Year Ended December 31, 2004
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	—	~~W~~	1,086	~~W~~	—	~~W~~	1,086

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2005
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		—		2,569		(43)		2,526

Total	~~W~~	1,086	~~W~~	2,569	~~W~~	(43)	~~W~~	3,612

	For the Year Ended December 31, 2006
	Beginning						Ending
	Balance		Increase		Decrease		Balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	271	~~W~~	(271)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086
Cyworld Japan Co., Ltd.		2,526		681		(570)		2,637
Cyworld Incorporated		—		1,888		(94)		1,794
Other investments in affiliates		—		892		(104)		788

Total	~~W~~	3,612	~~W~~	3,732	~~W~~	(1,039)	~~W~~	6,305

Details of market price of the equity securities of the listed equity method investees as of December 31, 2006 are as follows (in millions of Korean Won, except for market price per share):

	Market Price		Shares
	per Share		Owned by the
	(In Korean Won)		Company	Market Price

Pantech Co., Ltd.	~~W~~	930	25,570,306	~~W~~	23,780
Empas Corporation		18,000	2,592,402		46,663

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed financial information of the investees as of and for the year ended December 31, 2006 are as follows (in millions of Korean Won):

	Total	Total		Net
	Assets	Liabilities	Revenue	Income (Loss)

Pantech Co., Ltd.	705,516	893,400	1,269,215	(432,390)
SK C&C Co., Ltd.	1,906,231	1,026,851	1,107,910	87,324
STIC Ventures Co., Ltd.	53,066	13,719	12,355	3,863
TU Media Corp.	343,078	321,340	88,756	(84,240)
Aircross Co., Ltd.	13,898	10,020	21,446	1,341
Harex Info Tech, Inc.	4,654	1,095	4,831	(1,770)
SK Mobile	12,234	1,256	1,157	(6,421)
Skytel Co., Ltd.	6,268	1,072	3,967	(1,883)
SK China Company Ltd.	246,316	77,847	44,536	(183,341)
Helio, LLC	7,262	1,108	6,589	14
SK USA, Inc.	304,833	—	9,125	1,376
Korea IT Fund	10,376	—	438	(624)
Michigan Global Cinema Fund	7,740	—	223	(268)
3rd Fund of Isu Entertainment	281,753	112,374	43,490	(42,946)
CDMA Mobile Phone Center	107,443	52,091	42,561	4,553
Empas Corporation	19,018	165	—	(1,060)
SK i-media Co., Ltd.	5,753	241	81	(3,018)
Cyworld Japan Co., Ltd.	3,891	15	11	(4,943)
Cyworld Incorporated	705,516	893,400	1,269,215	(432,390)

6.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Loans to employees’ stock ownership association	~~W~~	22,546	~~W~~	14,586	~~W~~	7,526
Loans to employees for housing and other		8,859		4,799		4,580

	~~W~~	31,405	~~W~~	19,385	~~W~~	12,106

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	Useful Lives
	(Years)	2004		2005		2006

Land		~~W~~	466,459	~~W~~	466,562	~~W~~	473,109
Buildings and structures	15, 30		1,445,593		1,484,360		1,502,755
Machinery	3-6		9,584,526		10,510,486		11,380,257
Vehicles	3-4		21,710		21,680		25,695
Other	3-4		791,829		825,133		978,501
Construction in progress			138,002		264,309		132,831

Total			12,448,119		13,572,530		14,493,148
Less accumulated depreciation			(7,744,197)		(8,909,161)		(9,985,813)

Property and equipment, net		~~W~~	4,703,922	~~W~~	4,663,369	~~W~~	4,507,335

The government’s declared standard value of land owned as of December 31, 2004, 2005 and 2006 are ~~W~~404,385 million, ~~W~~419,698 million and ~~W~~519,234 million, respectively.

Details of changes in property and equipment for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	For the Year Ended December 31, 2004
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	449,377	~~W~~	3,395	~~W~~	(2,684)	~~W~~	16,372	~~W~~	—	~~W~~	466,460
Buildings and structures		843,801		7,239		(7,849)		366,296		(42,945)		1,166,542
Machinery		2,670,968		108,238		(8,098)		1,143,335		(1,271,336)		2,643,107
Vehicles		4,168		3,744		(425)		674		(3,370)		4,791
Other		349,743		740,752		(5,481)		(697,135)		(102,859)		285,020
Construction in progress		323,490		768,573		(756)		(953,305)		—		138,002

Total	~~W~~	4,641,547	~~W~~	1,631,941	~~W~~	(25,293)	~~W~~	(123,763)	~~W~~	(1,420,510)	~~W~~	4,703,922

	For the Year Ended December 31, 2005
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	466,460	~~W~~	723	~~W~~	(4,698)	~~W~~	4,077	~~W~~	—	~~W~~	466,562
Buildings and structures		1,166,542		12,581		(8,095)		35,472		(55,406)		1,151,094
Machinery		2,643,107		54,681		(18,990)		983,489		(1,182,664)		2,479,623
Vehicles		4,791		1,620		(250)		(232)		(2,530)		3,399
Other		285,020		766,708		(3,741)		(657,328)		(92,277)		298,382
Construction in progress		138,002		580,309		—		(454,002)		—		264,309

Total	~~W~~	4,703,922	~~W~~	1,416,622	~~W~~	(35,774)	~~W~~	(88,524)	~~W~~	(1,332,877)	~~W~~	4,663,369

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2006
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	466,562	~~W~~	115	~~W~~	(645)	~~W~~	7,077	~~W~~	—	~~W~~	473,109
Buildings and structures		1,151,094		4,664		(849)		14,262		(55,947)		1,113,224
Machinery		2,479,623		65,819		(8,571)		1,014,646		(1,152,632)		2,398,885
Vehicles		3,399		2,320		(273)		1,472		(2,504)		4,414
Other		298,382		836,964		(17,035)		(638,338)		(95,101)		384,872
Construction in progress		264,309		588,260		—		(719,738)		—		132,831

Total	~~W~~	4,663,369	~~W~~	1,498,142	~~W~~	(27,373)	~~W~~	(320,619)	~~W~~	(1,306,184)	~~W~~	4,507,335

8.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

				Accumulated
	Acquisition			Amortization		Accumulated
	Cost at			at		Impairment at
	December 31,			December 31,		December 31,	Carrying Amounts
	2006			2006		2006	2004		2005		2006

Goodwill	~~W~~	2,455,254	~~W~~	(679,509)	~~W~~	(50)	~~W~~	1,994,339	~~W~~	1,868,932	~~W~~	1,775,695
Frequency use rights		1,385,120		(308,287)		—		1,163,319		1,184,292		1,076,833
Software development costs		242,163		(196,009)		(501)		105,955		65,991		45,653
Other		1,022,787		(401,016)		(1,541)		259,290		333,674		620,230

	~~W~~	5,105,324	~~W~~	(1,584,821)	~~W~~	(2,092)	~~W~~	3,522,903	~~W~~	3,452,889	~~W~~	3,518,411

Details of changes in intangible assets for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	For the Year Ended December 31, 2004
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	2,129,980	~~W~~	647	~~W~~	—	~~W~~	—	~~W~~	(136,288)	~~W~~	—	~~W~~	1,994,339
Frequency use rights		1,251,278		—		—		7,800		(95,759)		—		1,163,319
Software development costs		137,810		6,235		(3,349)		10,545		(45,244)		(42)		105,955
Other		155,876		65,494		(865)		93,514		(54,729)		—		259,290

	~~W~~	3,674,944	~~W~~	72,376	~~W~~	(4,214)	~~W~~	111,859	~~W~~	(332,020)	~~W~~	(42)	~~W~~	3,522,903

	For the Year Ended December 31, 2005
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,994,339	~~W~~	—	~~W~~	—	~~W~~	9,223	~~W~~	(134,630)	~~W~~	—	~~W~~	1,868,932
Frequency use rights		1,163,319		117,380		—		—		(96,407)		—		1,184,292
Software development costs		105,955		1,472		—		—		(41,436)		—		65,991
Other		259,290		80,642		(342)		64,522		(70,178)		(260)		333,674

	~~W~~	3,522,903	~~W~~	199,494	~~W~~	(342)	~~W~~	73,745	~~W~~	(342,651)	~~W~~	(260)	~~W~~	3,452,889

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2006
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,868,932	~~W~~	1,672	~~W~~	—	~~W~~	44,947	~~W~~	(139,806)	~~W~~	(50)	~~W~~	1,775,695
Frequency use rights		1,184,292		687		—		—		(108,146)		—		1,076,833
Software development costs		65,991		1,946		—		9,340		(31,624)		—		45,653
Other		333,674		69,659		(1,250)		330,866		(112,604)		(115)		620,230

	~~W~~	3,452,889	~~W~~	73,964	~~W~~	(1,250)	~~W~~	385,153	~~W~~	(392,180)	~~W~~	(165)	~~W~~	3,518,411

The book value and residual useful lives of major intangible assets as of December 31, 2006 are as follows (in millions of Korean Won):

	Amount		Description	Residual Useful Lives

Goodwill	~~W~~	1,692,222	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	13 years and 3 months
IMT license		964,168	Frequency use rights relating to W-CDMA Service	(note a)
WiBro license		105,948	WiBro Service	(note b)
DMB license		6,717	DMB Service	9 years and 6 months
Software development costs		45,653	Software for business use	15 years

(note a)	With its application for a license to provide IMT services, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, paid ~~W~~650,000 million in March 2001 and SK Telecom is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.04% as of December 31, 2006). The future payment obligations are ~~W~~90,000 million in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from the MIC, and recorded the total license cost (measured at present value) as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial. As of December 31, 2006, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~557 million and ~~W~~42,461 million, respectively.
(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from that date. Amortization of the WiBro license will be on a straight line basis over the remaining useful life from the commencement date of the Company’s commercial WiBro services.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	BONDS PAYABLE

Bonds as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won and thousands of U.S. dollars and thousands of Japanese yen):

		Annual
	Maturity	Interest
	Year	Rate (%)	2004		2005		2006

Domestic general bonds	2005	6.0	~~W~~	500,000	~~W~~	—	~~W~~	—
²	2006	5.0-6.0		800,000		800,000		—
²	2007	5.0-6.0		700,000		700,000		700,000
²	2008	5.0		300,000		300,000		300,000
²	2009	5.0		300,000		300,000		300,000
²	2010	4.0		—		200,000		200,000
²	2011	3.0		200,000		200,000		200,000
²	2013	4.0		—		—		200,000
²	2016	5.0		—		—		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		313,140		303,900		278,880
Private bonds (¥125,000)	2007	4.65		—		—		684
Convertible bonds (SK Telecom) (note a)	2009	—		385,885		385,885		356,356
Convertible bonds (IHQ, Inc.)	2008	—		—		—		18,356
Convertible bonds (YTN Media, Inc.)	2007	1.0		—		—		1,000
Bond with stock purchase warrant (SK Communication Co., Ltd.)	2007	4.65		—		—		684

				3,499,025		3,189,785		2,755,960
Less discounts on bonds				(51,467)		(40,016)		(39,422)
Less conversion right adjustments				(82,245)		(65,218)		(46,079)
Less warrant right adjustments				—		—		(23)
Add long-term accrued interest				24,808		24,808		23,854

Net				3,390,121		3,109,359		2,694,290
Less portion due within one year				(498,278)		(795,151)		(698,967)

Long-term portion			~~W~~	2,891,843	~~W~~	2,314,208	~~W~~	1,995,323

(note a)	The principal amount of these convertible bonds denominated in U.S. Dollars as of December 31, 2004, 2005 and 2006 are US$329,450,000, US$329,450,000 and US$304,240,000, respectively.

All of the above bonds will be paid in full at maturities.

Convertible Bonds Issued by SK Telecom

On May 27, 2004, SK Telecom issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of SK Telecom’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~217,062 per share in accordance with anti-dilution protection. SK Telecom may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2006 is 1,649,014 shares.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of SK Telecom’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, SK Telecom will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. SK Telecom intends to sell treasury shares held in trust by SK Telecom that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. SK Telecom entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

For the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,613 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stock (See Note 16), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000.

Convertible Bonds and Bonds with Stock Purchase Warrants Issued by Subsidiaries

In 2005, IHQ, Inc. (“IHQ”) and YTN Media, Inc. (“YTN”) which was consolidated effective July 1, 2006, issued convertible bonds with the principal amount of US$18,000,000 and ~~W~~1,000 million, respectively. As of December 31, 2006, IHQ’s convertible bonds are convertible into IHQ’s common stock at ~~W~~7,359 (convertible rate of exchange: 1,034.70 = US$1) per share during the period from May 15, 2006 to November 15, 2008. Unless converted, these bonds are redeemable for cash at 104.57% of the principal amount at maturity. As of December 31, 2006, YTN’s convertible bonds are convertible into YTN’s common stock at ~~W~~8,500 per share during the period from April 7, 2005 to April 5, 2007. Unless converted, these bonds are redeemable for cash at 106.0% of the principal amount at maturity.

As SK Communications Co., Ltd. merged with Etoos Group on May 1, 2006, bonds with stock purchase warrants with the principal amount of ¥125,000,000 were transferred to the Company. As of December 31, 2006, these bond holders were entitled to exercise the warrants to purchase of common stock of SK Communications Co., Ltd. totaling 256,090 shares at ~~W~~5,000 per share during the period from December 7, 2005 to November 30, 2007.

10.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won, thousands of U.S. dollars and thousands of Japanese yen):

	Final	Annual Interest
Lender	Maturity Year	Rate (%)(Note a)	2004		2005		2006

Shinhan Bank	2011	91 days CD yield + 0.25	~~W~~	—	~~W~~	—	~~W~~	200,000

Calyon Bank	2013	6M Libor + 0.29	US$	—	US$	—	US$	50,000
DBS Bank	²	²		—		—	US$	25,000
SMBC	²	²		—		—	US$	25,000
Industrial Bank of Korea	2008	3.503.90		¥—		¥14,802		¥8,880
²	2009	3.11		—		¥12,800		¥9,100

Total			~~W~~	—	~~W~~	—	~~W~~	200,000
			US$	—	US$	—	US$	100,000
				¥—		¥27,602		¥17,980

Equivalent in Korean Won			~~W~~	—	~~W~~	237	~~W~~	293,101
Less portion due within one year				—		(82)		(75)

Long-term portion			~~W~~	—	~~W~~	155	~~W~~	293,026

(note a)	At December 31, 2006, the 91 days CD yield and the 6M LIBOR rate are 4.86% and 5.37%, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The repayment schedule of long-term borrowings at December 31, 2006 are as follows (in millions of Korean Won and thousands of denominated in Yen):

			Long-Term Borrowing
	Long-Term		in Foreign Currencies
	Borrowing in		Foreign		Korean Won
Year Ending December 31,	Korean Won		Currencies		Equivalent		Total

2007	~~W~~	—		¥9,562	~~W~~	75	~~W~~	75
2008		—		¥6,598		52		52
2009		—		¥1,820		14		14
2010		—		—		—		—
2011 and thereafter		200,000	US$	100,000		92,960		292,960

				¥17,980
Total	~~W~~	200,000	US$	100,000	~~W~~	93,101	~~W~~	293,101

11.  SUBSCRIPTION DEPOSITS

The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term subscription guarantee deposits by service type held as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won, except deposit per subscriber amounts):

	Deposit per
Service Type	Subscriber		2004		2005		2006

Cellular	~~W~~	200,000	~~W~~	31,440	~~W~~	23,770	~~W~~	21,140

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their subscription deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

12.	LEASES

The Company leases certain machinery and equipment under capital leases. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the years ended December 31, 2004, was ~~W~~37 million. For the year ended December 31, 2005, all capital leases were terminated and the Company acquired the related leased machinery free of charge.

In addition, in 2005 the Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. YTN Media, Inc., which was consolidated effective July 1, 2006, acquired certain broadcasting equipment from HYOSUNG CAPITAL Co., Ltd. under certain capital lease agreements. The acquisition cost of such leased broadcasting equipment, computer equipment and software totalled ~~W~~24,019 million as of December 31, 2006.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense for the year ended December 31, 2006 was ~~W~~9,719 million. The Company’s minimum future lease payments as of December 31, 2006 are as follows (in millions of Korean Won):

	Annual Lease
Year Ending December 31,	Payments		Interest		Principal

2007	~~W~~	8,918	~~W~~	362	~~W~~	8,556
2008		1,884		27		1,857
2009		3		—		3

Total	~~W~~	10,805	~~W~~	389		10,416

Less portion due within one year						(8,556)

Capital lease liabilities					~~W~~	1,860

The Company leased certain machinery and equipment under an operating lease and the related lease expenses for the year ended December 31, 2004 was ~~W~~261 million. All the operating leases were terminated in 2004.

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese yuan, thousands of Vietnam dongs, thousands of Canadian dollars and thousands of France francs):

	Foreign Currencies						Korean Won Equivalent
	2004		2005		2006		2004		2005		2006

Cash and cash equivalents	US$	4,875	US$	11,826	US$	1,330	~~W~~	5,088	~~W~~	11,980	~~W~~	1,236
²		—		EUR3		EUR2		—		3		2
²		—		VND902,819		—		—		58		—
²		—		SG$30		—		—		18		—
²		¥6		—		—		—		—		—
Accounts receivable — trade	US$	19,284	US$	31,334	US$	30,849		20,129		31,741		28,677
²		—		—		¥800		—		—		6
²		—		EUR248		EUR248		—		298		303
Accounts receivable — other	US$	2,989	US$	3,364	US$	1,657		3,120		3,408		1,541
²		—		VND6,173,479		—		—		394		—
Guarantee deposits	US$	142		—	US$	17		149		—		16
²		¥15,756		¥16,156		¥21,536		159		139		168

Total assets							~~W~~	28,645	~~W~~	48,039	~~W~~	31,949

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign Currencies						Korean Won Equivalent
	2004		2005		2006		2004		2005		2006

Accounts payable — trade	US$	17,406	US$	28,360		—	~~W~~	18,169	~~W~~	28,728	~~W~~	—
²		¥26,240		—		—		266		—		—
Short-term borrowings	US$	19,392		—		—		20,241		—		—
²		¥438,499		—		—		4,438		—		—
²		EUR207		—		—		294		—		—
²		GBP260		—		—		522		—		—
Accounts payable — other	US$	13,539	US$	15,737	US$	36,373		14,132		15,942		33,812
²		¥60,678		¥8,498		¥19,956		614		73		156
²		HK$217		HK$254		HK$190		29		33		23
²		CNY1		—		CNY 2		—		—		—
²		GBP 118		GBP453		GBP 48		237		791		88
²		SG$5		SG$22		SG$6		3		13		4
²		EUR348		EUR504		EUR 813		495		604		993
²		—		CHF19		CHF250		—		15		190
²		—		CAD2		CAD2		—		2		1
²		—		VND11,823,640		—		—		755		—
²		—		—		FRF11		—		—		2
Accrued expenses	US$	84		—		—		88		—		—

Total liabilities							~~W~~	59,528	~~W~~	46,956	~~W~~	35,269

14.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711	81,193,711
Outstanding shares, net of treasury stock	73,614,296	73,614,296	72,667,459

The number of authorized shares of preferred stock as of December 31, 2006 is 5,500,000 shares, none of which is outstanding as of December 31, 2006.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant changes in common stock and capital surplus in 2004, 2005 and 2006 are as follows (in millions of Korean Won, except for share data):

	Number of			Capital
	Shares Issued	Common Stock		Surplus

At January 1, 2004	82,276,711	~~W~~	44,639	~~W~~	2,911,556
Excess unallocated purchase price(note a)	—		—		(77)
Considerations for conversion right(note b)	—		—		67,279
Equity in capital surplus changes of affiliates	—		—		(10,457)

At December 31, 2004	82,276,711		44,639		2,968,301
Deferred tax effect of temporary difference related to conversion rights(note c)	—		—		(18,502)
Transfer of stock option from capital adjustment(note d)	—		—		1,533
Equity in capital surplus changes of affiliates	—		—		3,508

At December 31, 2005	82,276,711		44,639		2,954,840
Retirement of treasury stock(note e)	(1,083,000)		—		—
Conversion of convertible bonds(note f)	—		—		(3,733)
Transfer of stock options from capital adjustment(note g)	—		—		234
Equity in capital surplus changes of affiliates	—		—		(1,014)

At December 31, 2006	81,193,711	~~W~~	44,639	~~W~~	2,950,327

(note a)	For the year ended December 31, 2004, the Company paid ~~W~~77 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus.
(note b)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock on May 27, 2004 and the considerations for conversion right of ~~W~~67,279 million was added to capital surplus.
(note c)	The tax effect of temporary difference related to consideration for conversion rights was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.
(note d)	For the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus.
(note e)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriation in accordance with Korean Commercial laws.
(note f)	For the year ended December 31, 2006, the convertible bonds with a face value of US$25,210,000 were converted into 136,163 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks (See Note 16). Related to this conversion transaction, the capital surplus amount decreased by ~~W~~3,733 million.
(note g)	For the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus.

15.	RETAINED EARNINGS

Retained earnings as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Appropriated	~~W~~	4,733,936	~~W~~	5,470,701	~~W~~	6,679,235
Unappropriated		1,418,962		1,796,948		1,168,199

	~~W~~	6,152,898	~~W~~	7,267,649	~~W~~	7,847,434

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The details of appropriated retained earnings as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Legal reserve	~~W~~	22,320	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182		477,182
Reserve for research and manpower development		776,296		822,061		880,595
Reserve for business expansion		3,425,138		4,116,138		5,266,138

	~~W~~	4,733,936	~~W~~	5,470,701	~~W~~	6,679,235

a.	Legal Reserve

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

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. For the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million, which resulted in a loss on disposal of treasury stock of ~~W~~7,887 million.

On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~92,519 million in accordance with a resolution of the board of directors dated July 28, 2006. And, on September 29, 2006, the Company retired

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~116,559 million in accordance with a resolution of the board of directors dated August 31, 2006. In connection with these retirements of treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~209,078 million in accordance with Korean Commercial law.

17.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~3 million were forfeited for the year ended December 31, 2004.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the years ended December 31, 2004, 2005 and 2006 and the outstanding balance of stock option in capital adjustment as of December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	Total		Recognized						Compensation		Stock Option in
	Compensation		Compensation Cost						Cost to be		Capital Adjustment
Grant date	Cost		2004		2005		2006		Recognized		2004		2005		2006

March 17, 2000 (note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,533	~~W~~	—	~~W~~	—
March 16, 2001 (note b)		234		10		—		—		—		234		234		—
March 8, 2002		3,246		1,082		180		—		—		3,066		3,246		3,246

	~~W~~	5,013	~~W~~	1,092	~~W~~	180	~~W~~	—	~~W~~	—	~~W~~	4,833	~~W~~	3,480	~~W~~	3,246

(note a)	For the year ended December 31, 2005, the exercisable period for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus.
(note b)	For the year ended December 31, 2006, the exercisable period for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~234 million expired and the stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus.

If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~15,967 million ~~W~~(3,738 million for options granted in 2000, ~~W~~3,617 million for options granted in 2001 and ~~W~~8,612 million for options granted in 2002) and the pro forma net income and net income per common share for the years ended December 31, 2004 and 2005 are as follows:

	2004		2005

Pro forma ordinary income (in millions of Koran Won)	~~W~~	2,121,238	~~W~~	2,561,268
Pro forma ordinary income per common shares		20,234		25,439
Pro forma net income (in millions of Korean Won)		1,489,542		1,872,680
Pro forma net income per common shares		20,234		25,439

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note)	There is no effect on the net income and net income per common share for the year ended December 31, 2006 in connection with the volatility factor discussed above.

18.	INCOME TAXES

Income tax expenses for the years ended December 31, 2004, 2005 and 2006 consist of the following (in millions of Korean Won):

	2004		2005		2006

Currently	~~W~~	551,405	~~W~~	685,541	~~W~~	615,959
Changes in net deferred tax liabilities		78,356		7,718		(43,933)

Income tax expenses	~~W~~	629,761	~~W~~	693,259	~~W~~	572,026

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2004, 2005 and 2006 is attributable to the following (in millions of Korean Won):

	2004		2005		2006

Income taxes at statutory income tax rate of 27% in 2004 and 25% in 2005 and 2006	~~W~~	573,257	~~W~~	640,391	~~W~~	505,394
Resident surtax payable		57,326		64,039		50,539
Tax credit for investments, technology and human resource development and others		(89,080)		(100,160)		(110,785)
Special surtax for agriculture and fishery industries and other		13,736		18,838		20,183
Goodwill amortization not deductible for tax purpose		37,479		37,023		38,447
Undistributed earnings (unrecognized deficit) of subsidiaries		11,011		4,846		1,496
Other permanent differences		26,484		11,332		24,717
Increase (decrease) in valuation allowance		(452)		16,950		42,035

Recorded income taxes	~~W~~	629,761	~~W~~	693,259	~~W~~	572,026

Effective tax rate		29.66%		27.06%		28.30%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Current(note a):
Allowance for doubtful accounts	~~W~~	—	~~W~~	39,334	~~W~~	21,701
Write-off of doubtful accounts		—		9,239		—
Accrued interest income		—		(1,229)		(1,605)
Net operating loss carryforwards		—		17		1,121
Tax credit carryforwards		—		89		19
Other		—		18,623		28,704

Net deferred tax assets — current		—		66,073		49,940

Non-Current(note a):
Allowance for doubtful accounts		19,649		—		—
Write-off doubtful accounts		9,764		—		—
Accrued interest income		(2,463)		—		—
Trading securities		(561)		—		—
Depreciation		(40,220)		(47,472)		(51,437)
Loss on impairment of investment securities		32,851		32,959		33,269
Loss on disposition of properties		11,480		—		—
Equity in losses of affiliates		(12,671)		(10,244)		3,968
Unrecognized deficit (undistributed earnings) of subsidiaries		(9,434)		13,732		34,005
Tax free reserve for research and manpower development		(195,103)		(211,208)		(211,215)
Tax free reserve for loss on disposal of treasury stock		(130,372)		(130,372)		(70,395)
Loss on valuation of foreign currency swap		—		3,642		6,188
Loss on valuation of derivatives (capital adjustment)		—		5,377		6,668
Considerations for conversion right		—		(18,502)		(17,086)
Equity in capital adjustments of affiliates		—		(21,967)		(34,077)
Unrealized gains (loss) on valuation of long-term investment securities(capital adjustment)		842		15,966		(163,992)
Net operating loss carryforwards		25,371		24,108		66,319
Tax credit carryforwards		5,003		—		48
Other		17,668		(875)		8,926

Total deferred tax liabilities		(268,196)		(344,856)		(388,811)
Valuation allowance for:
Depreciation		(5,321)		(6,022)		183
Net operating loss carryforwards		(24,980)		(23,523)		(60,142)
Other		(7,555)		(25,260)		(81,214)

Net deferred tax assets liabilities — non-current	~~W~~	(306,052)	~~W~~	(399,661)	~~W~~	(529,984)

(note a)	Effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions, pursuant to adoption of SKAS No. 16 “Income Taxes”. Such newly adopted accounting standards are prospectively applied as allowed by SKAS No. 16. As a result, the deferred income tax liabilities at December 31, 2004 were not separated into current and non-current portions to reflect the effect of such new adoption of SKAS No. 16.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries as of December 31, 2006 will expire as follows (in millions of Korean Won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2007	~~W~~	3,096	~~W~~	24
2008		38,440		—
2009		45,194		—
2010		13,674		20
2011		107,912		23

Total	~~W~~	208,316	~~W~~	67

Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of December 31, 2006 are as follows (in millions of Korean Won):

	2005		2006

Considerations for conversion right	~~W~~	(18,502)	~~W~~	(17,086)
Unrealized loss (gain) on valuation of long-term investment securities, net		15,966		(164,007)
Equity in capital adjustment of affiliates, net		(24,119)		(41,403)
Loss on valuation of currency swap		5,377		6,668
Loss on valuation of interest rate swap		—		125
Loss on disposal of treasury stock		—		(7,764)
Foreign-based operations’ translation adjustment		2		(22)

Total	~~W~~	(21,276)	~~W~~	(223,489)

19.  INCOME PER SHARE

Net income and ordinary income per share for the years ended December 31, 2004, 2005 and 2006 are computed as follows (in millions of Korean Won, except for share data):

Net income and ordinary income per share

	2004		2005		2006

Net income	~~W~~	1,491,479	~~W~~	1,872,978	~~W~~	1,451,491
Weighted average number of common shares outstanding		73,614,297		73,614,296		73,305,026

Net income per share	~~W~~	20,261	~~W~~	25,443	~~W~~	19,801

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average number of common shares outstanding for 2004, 2005 and 2006 is calculated as follows:

				Weighted	Weighted
			Number of	Number of	Number
	Date		Shares	Days	of Shares

For 2004:
At January 1, 2004	—		82,276,711	366/366	82,276,711
Treasury stock, at the beginning of the year	—		(8,662,403)	366/366	(8,662,403)
Purchase of fractional shares	Feb. 20		(12)	316/366	(11)

Total			73,614,296		73,614,297

For 2005:
At January 1, 2005	—		82,276,711	365/365	82,276,711
Treasury stock, at the beginning of the year	—		(8,662,415)	365/365	(8,662,415)

Total			73,614,296		73,614,296

For 2006:
At January 1, 2006	—		82,276,711	365/365	82,276,711
Treasury stock, at the beginning of the year	—		(8,662,415)	365/365	(8,662,415)
Retirement of treasury stock	(note a	)	(1,083,000)	—	(373,546)
Conversion of convertible bonds	(note b	)	136,163	—	64,276

Total			72,667,459		73,305,026

(note a)	Such treasury stock was acquired and retired on two different dates in 2006 and weighted number of shares was calculated considering each transaction date.
(note b)	The convertible bonds were converted into its common stocks by using treasury stocks on several times in 2006 and the weighted number of shares was calculated considering each transaction date.

Diluted net income and ordinary income per share amounts for the years ended December 31, 2004, 2005 and 2006 are computed as follows (in millions of Korean Won except for share data):

Diluted net income and ordinary income per share

	2004		2005		2006

Adjusted net income	~~W~~	1,498,797	~~W~~	1,886,033	~~W~~	1,464,768
Adjusted weighted average number of common shares outstanding		74,596,777		75,332,996		75,025,926

Diluted net income per share	~~W~~	20,092	~~W~~	25,036	~~W~~	19,523

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2004, 2005 and 2006 are as follows:

Diluted net income and ordinary income per share

	Net Income
	(In millions of		Average Weighted	Per-Share Amount
	Korean Won)		Number of Shares	(In Korean Won)

For 2004
Basic net income per share	~~W~~	1,491,479	73,614,297	~~W~~	20,261

Effect of stock option(note a)		—	—
Effect of convertible bonds(note b)		7,318	982,480

Diluted net income per share	~~W~~	1,498,797	74,596,777	~~W~~	20,092

For 2005
Basic net income per share	~~W~~	1,872,978	73,614,296	~~W~~	25,443

Effect of stock option(note a)		—	—
Effect of convertible bonds(note b)		13,055	1,718,700

Diluted net income per share	~~W~~	1,886,033	75,332,996	~~W~~	25,036

For 2006
Basic net income per share	~~W~~	1,451,491	73,305,026	~~W~~	19,801

Effect of stock option(note a)		—	—
Effect of convertible bonds(note b)		13,277	1,720,900

Diluted net income per share	~~W~~	1,464,768	75,025,926	~~W~~	19,523

(note a)	For the years ended December 31, 2004, 2005 and 2006, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2004, 2005 and 2006, respectively.
(note b)	The effect of convertible bonds is increase in net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

20.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won except for share data):

Fiscal		Number of Shares	Face		Dividend
Year	Dividend Type	Outstanding	Value		Ratio	Dividends

2004	Cash dividends (interim)	73,614,308	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,860%	~~W~~	684,613

	Total					~~W~~	758,227

2005	Cash dividends (interim)	73,614,296	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,600%	~~W~~	588,914

	Total					~~W~~	662,528

2006	Cash dividends (interim)	73,713,657	~~W~~	500	200%	~~W~~	73,714
	Cash dividends (year-end)	72,667,459	~~W~~	500	1,400%	~~W~~	508,672

	Total					~~W~~	582,386

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends payout ratios for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won and     %):

	2004		2005		2006

Dividends	~~W~~	758,227	~~W~~	662,528	~~W~~	582,386
Net income		1,491,479		1,872,978		1,451,491

Dividends payout ratio		50.84%		35.37%		40.12%

Dividends yield ratios for the years ended December 31, 2004, 2005 and 2006 are as follows (in Korean Won and     %):

	2004		2005		2006

Dividend per share	~~W~~	10,300	~~W~~	9,000	~~W~~	8,000
Stock price at the year-end		197,000		181,000		222,500

Dividends yield ratio		5.23%		4.97%		3.60%

21.	RESTRICTED DEPOSITS

a. At December 31, 2006, the Company has guarantee deposits restricted for their checking accounts totaling ~~W~~55 million, and deposits totaling ~~W~~10,000 million from which the interest incurred is restricted for use for the interest of the public until February 8, 2009 (due date).

b. The Company entered into a contract to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities, with First Data Corporation. Some portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007 (final settlement date) and recorded as short-term bank deposits.

c. At December 31, 2006, certain short-term and long-term financial instruments amounting to ~~W~~7,695 million are secured for payment guarantee of short-term borrowing, accounts payable and other.

22.	COMMITMENTS AND CONTINGENCIES

a. The Company has credit lines with several local banks that provide for borrowings of up to ~~W~~1,086,294 million. At December 31, 2006, the borrowings under these credit lines were 58,587 and the net availability under these credit lines was ~~W~~1,027,707 million. In addition, Seoul Records, Inc., a subsidiary of the Company, has credit lines with Industrial Bank of Korea related to opening the letter of credit up to US$650,000.

b. PAXNet Co., Ltd., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is a related company. The outstanding balance of such guarantees as of December 31, 2006 approximated ~~W~~332 million.

c. IHQ, Inc., a subsidiary of the Company, has guaranteed the repayment of borrowings for Ntreev Soft Co., Ltd, a related company of IHQ, Inc. and actors belonging to IHQ, Inc. The outstanding balance of such guarantees as of December 31, 2006 approximated ~~W~~692 million and ~~W~~1,048 million, respectively.

d. Seoul Records, Inc., a subsidiary of the Company, has provided Industrial Bank of Korea with its lands, buildings and machineries of which the carrying amount at December 31, 2006 totals ~~W~~4,382 million as collateral for its foreign currency long-term borrowings (the maximum pledged amount at December 31, 2006 totaling ~~W~~4,960 million and US$600,000). In addition, Seoul Record, Inc. has provided Universal Music Ltd. with a note amounting to ~~W~~292 million as collateral for its leasehold key money deposits received from Universal Music Ltd.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. YTN Media, Inc., a subsidiary of the Company, has provided Citibank Korea Inc. and others with its lands and buildings of which the carrying amount at December 31, 2006 totals ~~W~~9,075 million as collateral for its short and long-term borrowings. In addition, YTN Media, Inc. has provided HYOSUNG CAPITAL Co., Ltd. with a blank note as collateral for its capital lease and Seoul Guarantee Insurance Company with a note amounting to ~~W~~100 million as collateral for its government-sponsored project.

f. In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$200.5 million through 2006 and will additionally invest US$19.5 million through 2007 to maintain a 50% equity interest in the joint venture company. Helio, LLC. launched cellular voice and data services extensively across the United States of America in May 2006, by renting networks from network operators also known as partial mobile virtual network operator (MVNO) system.

g. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Co., Ltd., which is the Company’s subsidiary. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the contract for usage of Lycos brand between GNI Enterprise Inc. and SK Communications Co., Ltd. was effective. A judgment in the first trial and the second trial was made in favor of SK Communications Co., Ltd.; however, GNI Enterprise Inc. appealed the judgment and the appeal is in process. In addition, Iristm Co., Ltd. and others filed a lawsuit against Seoul Records, Inc., a subsidiary of the Company, to claim damages totaling ~~W~~200 million. A judgement is in process. The ultimate outcome of the above lawsuit cannot presently be determined. SK Communications Co., Ltd. and Seoul Records, Inc. believe that any liability that may be subject to thereunder will not be material.

h. Under the Service Agreement dated on November 17, 2005 between SK Telecom International Inc.(“SKTI”), a subsidiary of the Company, and Helio, LLC (“Helio”), of which the Company has 48.1% ownership interest, SKTI has been retained to provide a minimum number of qualified employees (each, an “Employee” and collectively, the “Employees”). For the first four years of this Agreement, if any Employee’s employment with Helio ceases or is terminated for any reason, then, upon Helio’s written request, SKTI is obligated to replace the employee of like-level and experience at no cost to, and at the full discretion of, Helio. In consideration of such services, Helio granted time-based warrants to purchase up to 65,000 shares and 1,995,000 shares of Helio’s stock at a vesting rate of 25% per year over next four years from effective date (October 12, 2006 and November 17, 2005), at a purchase price of $1.82 and $1.71 per share on October 12, 2006 and November 17, 2005, respectively; and the performance-based warrant to purchase up to 1,800,000 shares at a purchase price of $1.71 per share, which are earned upon Helio reaching certain scheduled performance milestones, to SKTI.

i. SLD Telecom, a subsidiary of the Company, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to the business and bear additional cash shortfalls according to their gross profit sharing ratios at the time. With respect to the Company’s involvement in the business, the maximum exposure to loss was approximately ~~W~~118,463 million as of December 31, 2006.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	INSURANCE

At December 31, 2006, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean Won and thousands of U.S. dollars):

Asset	Risk	Book Value		Coverage

				US$	62,115
Inventories and property and equipment	Fire and comprehensive liability	~~W~~	3,711,019	~~W~~	7,786,924

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	TRANSACTIONS WITH AFFILIATED COMPANIES

Significant related party transactions for the years ended December 31, 2004, 2005 and 2006, and account balances as of December 31, 2004, 2005 and 2006 are as follows (In millions of Korean Won):

Description	2004	2005	2006

Transactions
SK Corporation:
Purchases of property and equipment	4,071	1,302	2,158
Commissions paid and other expense	55,921	48,266	40,694
Commission income and other income	8,826	9,243	13,877
SK Engineering & Construction Co., Ltd.:
Construction	419,871	257,823	235,872
Commissions paid and other expense	6,148	6,593	7,086
Commission income and other income	1,348	2,580	2,385
SK Networks Co., Ltd.(formerly known as SK Global):
Purchases of property and equipment	3,144	10,020	9,249
Commissions paid, leased line and other expense	411,053	432,967	490,437
Sales of handsets and other income	1,177,249	279,197	11,897
SK Telesys Co., Ltd.:
Purchases of property and equipment	188,822	294,829	231,233
Commissions paid and other expenses	3,102	7,410	6,567
Commission income and other income	879	575	2,170
SKC:
Purchases of property and equipment	899,260	219,767	—
Commissions paid and other expenses	2,192	13,316	21
Commission income and other income	584	32	1,155
Innoace Co., Ltd.:
Purchases of property and equipment	23,776	13,652	23,986
Commissions paid and other expenses	4,337	2,109	7,447
Commission income and other income	296	218	218
SK C&C Co., Ltd.:
Purchases of property and equipment	130,243	249,633	215,820
Commissions paid and other expenses	295,562	322,856	287,647
Commission income and other income	7,918	7,853	7,732
TU Media Corp.:
Purchases of property and equipment	—	—	573
Commissions paid and other expenses	—	1,950	1,798
Commission income and other income	—	22,381	57,866
Aircross Co., Ltd.:
Commissions paid and other expenses	—	13,062	19,494
Commission income and other income	—	165	616
Pantech Co., Ltd.:
Purchases of property and equipment	91	—	—
Commissions paid and other expenses	2,623	737	400
Commission income and other income	3,131	—	16,605
Helio, LLC:
Commissions paid and other expenses	—	876	1,087
Commission income and other income	—	11,914	18,243

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2004	2005	2006

Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable	76	97	258
Accounts payable	135,213	21,326	1,635
Guarantee deposits received	408	942	942
SK Networks Co., Ltd. (formerly known as SK Global):
Accounts receivable	216,412	1,787	780
Guarantee deposits	113	113	113
Accounts payable	20,047	22,237	71,160
Guarantee deposits received	955	2,700	3,123
SK Corporation:
Accounts receivable	4,843	1,643	5,058
Guarantee deposits	103,720	37,703	291
Accounts payable	20,165	6,914	7,999
Guarantee deposits received	10,194	6,174	6,465
SK Telesys Co., Ltd.:
Accounts receivable	53	3	34
Accounts payable	51,954	65,819	51,663
SKC:
Accounts receivable	15,549	—	121
Guarantee deposits	10,266	—	—
Accounts payable	115,839	—	—
Innoace Co., Ltd.:
Accounts payable	15,199	6,100	13,574
Guarantee deposits received	2,138	2,138	2,291
SK C&C Co., Ltd.:
Accounts receivable	480	91	—
Accounts payable	77,871	174,884	88,056
Guarantee deposits received	346	346	346
TU Media Corp.:
Accounts payable	—	5,299	886
Guarantee deposits received	—	3,016	3,016
Aircross Co., Ltd.:
Accounts receivable	—	3,497	—
Accounts payable	—	3,866	3,513
Guarantee deposits received	—	226	226
Pantech Co., Ltd.:
Accounts payable	422	—	440

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	COMPENSATION FOR THE KEY MANAGEMENT

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the year ended December 31, 2006 are as follows(In millions of Korean Won):

	For the Year Ended December 31, 2006
			Severance
Payee	Payroll		Indemnities		Total

12 registered directors (including outside directors)	~~W~~	4,472	~~W~~	935	~~W~~	5,407

(note)	Compensation for an ex-outside director who resigned during the year ended December 31, 2006 is included.

In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock.

26.	PROVISION FOR MILEAGE POINTS

The Company, for its marketing purposes, grant certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2004, 2005 and 2006 totaled ~~W~~61,596 million, ~~W~~52,172 million and ~~W~~52,593 million, respectively, and was recorded as accrued expenses.

Details of change in the provisions for such mileage points for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Beginning balance	~~W~~	103,679	~~W~~	61,596	~~W~~	52,172
Present value discount (note a)		—		(7,415)		—
Increase		34,283		7,265		10,757
Decrease		(76,366)		(9,274)		(10,336)

Ending Balance	~~W~~	61,596	~~W~~	52,172	~~W~~	52,593

(note a)	Effective January 1, 2005, pursuant to adoption of SKAS No. 17 (see Note 2(z)), Rainbow Points provision is recorded at the present value, which was recorded at nominal value through 2004.

Rainbow Points expire after 5 years; thus, all unused points are expired on their fifth anniversary. The expected year when unused Rainbow Points as of December 31, 2006 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean Won):

	Estimated Amount
Expected Usage for the	to be Paid in		Present Value
Year Ended December 31,	Nominal Value (Note b)		(Note b)

2007	~~W~~	26,786	~~W~~	25,457
2008		16,022		14,471
2009		8,534		7,326
2010		4,406		3,595
2011		2,249		1,744

Ending balance	~~W~~	57,997	~~W~~	52,593

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note b)	The above expected year of the usage and the present value of the estimated amount to be paid are estimated based on historical usage experience.

27.	DERIVATIVE INSTRUMENTS

a.	Currency Swap Contract to which the Cash Flow Hedge Accounting Is Applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2006, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~17,581 million (excluding tax effect totaling ~~W~~6,668 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~65,472 million) was accounted for as a capital adjustment.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2006, in connection with unsettled floating-to-fixed cross currency swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,094 million (excluding foreign exchange translation gain arising from U.S. dollar denominated long-term borrowings totaling ~~W~~1,840 million) was accounted for as a capital adjustment.

b.	Currency Swap Contract to which the Cash Flow hedge Accounting Is Not Applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, loss on valuation of currency swap of ~~W~~9,258 million for the year ended December 31, 2006 and gain on valuation of currency swap of ~~W~~2,545 million for the year ended December 31, 2005 were charged to current operations.

In addition, the company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank, Korea Exchange Bank, Woori Bank, Shinhan Bank, Citibank and Barclays Bank to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds issued by China Unicom which was acquired on July 5, 2006. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, gain on valuation of currency swap of ~~W~~16,660 million for the year ended December 31, 2006 were charged to current operations.

c.	Interest Rate Swap

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2006, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~329 million (excluding tax effect totaling ~~W~~125 million) was accounted for as a capital adjustment.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of derivative instruments as of December 31, 2006 are as follows (In thousands of U.S. dollars and millions of Korean Won):

				Fair Value
				Designated
		Face	Duration	as Cash		Not
Type	Hedged Item	Amount	of Contract	Flow Hedge		Designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond issued by China Unicom	US$1,000,000	July 5, 2006 July 5, 2007	~~W~~	—	~~W~~	16,660	~~W~~	16,660

				~~W~~	—	~~W~~	16,660	~~W~~	16,660

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$300,000	March 23, 2004 April 1, 2011	~~W~~	89,721	~~W~~	—	~~W~~	89,721
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$100,000	May 27, 2004 May 27, 2009		—		22,503		22,503
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$100,000	October 10, 2006 October 10, 2013		746		—		746

					90,467		22,503		112,970

Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~200,000	June 29, 2006 June 29, 2010		454		—		454

				~~W~~	90,921	~~W~~	22,503	~~W~~	113,424

28.	MERGERS AND ACQUISITIONS

a.	Acquisition of Seoul Records, Inc.

In order to produce and distribute music product and secure larger content pool, the Company acquired a 60% equity interest in Seoul Record, Inc.’s common stock on August 11, 2005 in accordance with a resolution of the Company’s board of directors dated May 27, 2005.

The acquisition of a 60% equity interest in Seoul Records, Inc.’s common stock is summarized as follows:

	In Millions of
	Korean Won

Fair value of net assets acquired	~~W~~	23,796
Goodwill		4,078

Acquisition cost	~~W~~	27,874

b.	Merger with Etoos Group, Inc

On March 2, 2006, SK Communications Co., Ltd., a subsidiary, merged with Etoos Group in accordance with a resolution of its board of directors dated March 1, 2006 in order to diversify its business. The exchange ratio of common stock between SK Communications Co., Ltd. and Etoos Group was 0.1530579 to 1. Using such exchange

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ratio, SK Communications Co., Ltd. issued 464,738 shares of common stock to stockholders of Etoos Group upon the merger.

The merger with Etoos Group, Inc was accounted for using the purchase method. The fair value of assets acquired and liabilities assumed are summarized as follows:

	In Millions of
Description	Korean Won

Fair value of acquired assets	~~W~~	10,196
Fair value of assumed liabilities		(9,851)

Fair value of net assets	~~W~~	345

Consideration for merger
Fair value of delivered stock	~~W~~	11,586
Incidental cost		1

Total		11,587

Goodwill	~~W~~	11,242

c.  Merger with SM The Data Co., Ltd.

Global Credit & Information Co., Ltd., a subsidiary, acquired a 100% equity interest in SM The Data Co., Ltd. for ~~W~~338 million on July 4, 2006 and merged with SM The Data Co., Ltd. on September 12, 2006. Related to this acquisition, no goodwill was recorded.

d.  Acquisition of Egloos business from OnNet Co., Ltd and Etoos M business from Netus

On May 1, 2006, SK Communications Co., Ltd., a subsidiary, acquired Egloos business from OnNet Co., Ltd. with consideration of ~~W~~1,471 million to expand its business in the blog service market. On May 12, 2006, SK Communications Co., Ltd acquired Etoos M business from Netus at ~~W~~200 million to expand its business in the on-line education service market.

These acquisitions are summarized as follows:

	In Millions of
Accounts	Korean Won

Fair value of net assets acquired	~~W~~	29
Goodwill		1,642

Acquisition cost	~~W~~	1,671

29.	NETWORK INTERCONNECTION CHARGES

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2004, 2005 and 2006, such interconnection revenues amounted to ~~W~~849.4 billion, ~~W~~898.6 billion and ~~W~~1,045.7 billion, respectively, while aggregate interconnection expenses amounted to ~~W~~913.7 billion, ~~W~~989.4 billion and ~~W~~1,014.9 billion, respectively.

30.	SUBSEQUENT EVENT

On February 17, 2007, the Company additionally invested in common stock of TU Media Corp. amounting to ~~W~~32.4 billion to vitalize satellite DMB business, which increased the Company’s ownership from 29.6% to 32.7%.

31.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Under Korean GAAP, through 2004, there was no such specific provision for the recognition of deferred income tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries. However, effective January 1, 2005, the Korean GAAP was revised and applied prospectively to recognize deferred income tax assets only when it is apparent that the difference will reverse in the foreseeable future in a similar manner of U.S. GAAP. Such deferred tax assets totaling ~~W~~30,857 million as of December 31, 2004 had been recognized for Korean GAAP purposes.

b.	Deferred Charges

Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds and certain development costs be recorded as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized as deferred assets and amortized over the redemption period of the related obligation and development costs are charged to expense as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 decreased by nil, ~~W~~2,037 million and nil, respectively, when compared to those under Korean GAAP.

c.	Leases

Through 1998, leases whose present value of minimum lease payments exceed 90% of the fair value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain GAAP difference adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required to reconcile Korean GAAP to U.S. GAAP. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 increased by ~~W~~1,773 million, ~~W~~847 million and nil, respectively, when compared to those under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Marketable Securities and Investments Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as a capital adjustment. However, for U.S. GAAP purposes, investment in non-marketable equity securities that do not have readily determinable fair value, are accounted for under the cost method.

e.	Impairment of Investment Securities and Recoveries

Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Other than temporary impairment is determined based on evidence-based judgment about a recovery of fair value up to (or beyond) the cost of investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2004, 2005 and 2006 increased by ~~W~~8,434 million, ~~W~~68 million and ~~W~~1,121 million respectively, when compared to those under Korean GAAP. In addition, as certain available-for-sale securities for which the impairment losses had been previously recognized for U.S. GAAP purposes, but not for Korean GAAP purposes, were sold in 2005 and 2006, some portion of losses of disposal of such available-for-sale securities that were recognized for the years ended December 31, 2005 and 2006 for Korean GAAP purposes, amounting to ~~W~~3,133 million and ~~W~~700 million in 2005 and 2006, respectively, were reversed for U.S. GAAP purposes.

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

As discussed above, the duration of the impairment in relation to the forecasted recovery of fair value is considered only for U.S. GAAP purposes, cumulative impairment amounts of such GAAP difference as of December 31, 2004, 2005 and 2006 are ~~W~~235,739 million, ~~W~~232,674 million and ~~W~~233,795 million respectively.

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

g.	Business Combinations and Intangible Assets

Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations other than those under common control. In addition, for fiscal years beginning after December 31, 2001, goodwill and intangible assets with indefinite useful life shall not be amortized; however, they are subject to impairment tests on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition;

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

loss of key personnel; the likelihood that a significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit.

To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount of a reporting unit, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared with the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in current operations. The Company recognized impairment loss of goodwill of ~~W~~12,524 million for the year ended December 31, 2006 (and nil for the years ended December 31, 2004 and 2005, respectively). The Company does not have any intangible assets with indefinite lives as of December 31, 2004, 2005 and 2006. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

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

h.	Determination of Acquisition Cost of Equity Interest in Subsidiary

Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 increased by ~~W~~44,455 million, ~~W~~28,358 million and ~~W~~28,358 million, respectively, when compared to those under Korean GAAP.

i.	Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with the excess allocated to goodwill. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 increased by ~~W~~965,102 million, ~~W~~965,351 million and ~~W~~965,454 million, respectively, when compared to those under Korean GAAP.

j.	Capitalization of Foreign Exchange Losses (or Gains) and Interest Expenses

Through 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense and foreign exchange losses (or foreign exchange gains) to current operations. For Korean GAAP purposes, the Company adopted in 2003 the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 increased by ~~W~~44,294 million, ~~W~~47,522 million and ~~W~~56,788 million, respectively, when compared to those under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Through 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. For U.S. GAAP purposes, the Company charges such interest to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted in 2003 the accounting policy not to capitalize such interest expense. This accounting change has been applied prospectively. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 decreased by ~~W~~63,660 million, ~~W~~58,388 million and ~~W~~53,116 million, respectively, when compared to those under Korean GAAP.

k.	Nonrefundable Activation Fees

For U.S. GAAP purposes, the Company defers nonrefundable activation revenues and costs and amortizes them over the expected term of the customer relationship. As of December 31, 2006, the expected term of the customer relationship ranges from 49 months to 89 months.

Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company recognizes these revenues and costs when the activation service is performed.

Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2004, 2005 and 2006 decreased by ~~W~~275,222 million, ~~W~~309,903 million and ~~W~~326,042 million, respectively, when compared to those under Korean GAAP.

l.	Employee Stock Option Compensation Plan

For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. As all of the Company’s stock options were granted and vested prior to the effective date of FAS 123(R), the Company accounted for employee stock option compensation under FAS 123 for U.S. GAAP purposes.

The weighted average fair value of options granted in 2000, 2001 and 2002 was ~~W~~210,000 per share, ~~W~~120,070 per share and ~~W~~48,724 per share, respectively.

m.	Loans Receivable for Stock Issued to Employee

U.S. GAAP generally requires that notes received for capital stock be reported as a reduction of stockholder’s’ equity, while Korean GAAP allows for recording such receivables as an asset.

n.	Discount on Leasehold Deposits

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

o.	Asset Securitization Transactions

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

p.	Convertible Bonds Payable

Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued; the portion allocable to the conversion right is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under U.S. GAAP, convertible bonds are analyzed to evaluate whether a conversion feature should be bifurcated from the debt host, separately recorded and marked to market through earnings. If an embedded conversion option in convertible bond could be net cash settled upon the occurrence of an event which is outside of an entity’s control, the conversion feature should generally be bifurcated. The conversion option, which is related to US dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004, requires bifurcation under U.S. GAAP, and the related fair value at December 31, 2004, 2005 and 2006 is ~~W~~66,835 million, ~~W~~52,685 million and ~~W~~68,509 million, respectively.

In addition, under Korean GAAP, the convertible bonds denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency transaction gain or loss. Redeemed portion of convertible bonds is regarded as a monetary liability and subject to foreign currency translation but there is no redeemed portion as of December 31, 2004, 2005 and 2006. Under U.S. GAAP, the convertible bonds denominated a foreign currency are regarded as a monetary liability and the resulting foreign currency translation gain or loss is included in the results of operations. The associated foreign currency translation gain related to US dollar denominated convertible bonds with face amount of US$329,450,000 issued on May 27, 2004 is ~~W~~67,975 million for the year ended December 31, 2006. Prior to 2006, the amount was not material.

q.	Currency and Interest Rate Swap

Under Korean GAAP, when all critical terms of the hedging instrument and the hedged item are the same, a hedging relationship is considered to be highly effective without formally assessing hedge effectiveness. Under US GAAP, unless conditions to qualify for the shortcut method as described in SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, as amended, are met, a formal hedge effectiveness should be assessed to qualify for a hedge accounting at inception of the hedge. The Company’s currency and interest rate swap, which

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

qualified as a cash flow hedge under Korean GAAP, did not qualify for the shortcut method under US GAAP and was recorded as non-hedge. Due to such differences, for U.S. GAAP purposes, net income for the years ended December 31, 2004, and 2006 decreased by ~~W~~49,452 million and ~~W~~4,056 million, respectively and net income for the year ended December 31, 2005 increased by ~~W~~29,898 million, when compared to those under Korean GAAP.

r.	Foreign Currency Translation

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

s.	Sale of Stock by Equity Method Investee

Through 2004, under Korean GAAP, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of their unissued shares to third parties, the changes in the Company’s proportionate equity of investees was accounted for as capital transactions. Effective January 1, 2005, Korean GAAP was revised to account for such transactions as income statement treatment. Under U.S. GAAP, such transaction can be accounted for either as income statement treatments or as capital transactions. For U.S. GAAP purpose, the Company’s accounting policy is to account for such transaction as capital transactions. Due to such differences, for U.S. GAAP purposes, net income for the year ended December 31, 2005 decreased by ~~W~~8,637 million and net income for the year ended December 31, 2006 increased by ~~W~~7,440 million, when compared to those under Korean GAAP.

t.	Subscription Payable

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

u.	Equity Instrument to Be Received in Conjunction with Providing Services

For the Korean GAAP purpose, the Company measures the fair value of equity investments (such as stock warrants) to be received in conjunction with providing services in the future at the date of the agreement or the grant date. Such equity instruments are recorded as assets and liabilities at fair value to present the equity instruments received and the related obligations to provide services. In addition, the fair value of such equity investments is remeasured at each year-end and related service income is recognized over the service period based on the revised fair value of the equity investments. Under U.S. GAAP, the service income recognition method is similar to Korean GAAP; however when the equity instruments do not include a disincentive for nonperformance that is sufficiently large to make performance probable, such equity instruments are not measured nor recorded as assets and liabilities until the date when the performance necessary to earn the equity instruments is complete. Due to such differences, the total assets and liabilities under the U.S. GAAP as of December 31, 2005 decreased by ~~W~~2,055 million, when compared to those under the Korean GAAP. As of December 31, 2006, such difference is nil.

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

As a result of such difference, CDMA Mobile Phone Center (which is a joint-venture with 50% owned by SLD Telecom PTE Ltd., a subsidiary of the Company, and recorded as equity method investment under Korean GAAP) was included in the consolidated financial statements for the year ended December 31, 2005 and 2006 under U.S. GAAP. CDMA Mobile Phone Center is a wireless telecommunications service provider in Vietnam.

w.	Remeasurement of Stock Option

Under the Korean GAAP, the remeasurement of stock option is required when the related stock becomes publicly listed. Under the U.S. GAAP, such remeasurement is not allowed. In 2005, a certain equity method investee of the Company became publicly listed and the value of related outstanding stock options granted to its employees was remeasured for Korean GAAP purposes.

x.	Convertible Notes Receivable

Under Korean GAAP, the convertible notes entered into between the Company and China Unicom Ltd. are treated as available-for-sale securities and reported at fair value. The unrealized gains or losses on valuation of such convertible notes are included in capital adjustments. Under U.S. GAAP, the convertible notes are considered as a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value. The Company recognizes interest income on the debt instrument as determined using the effective interest method and unrealized holding gain and loss of the difference between fair value and book value excluded from earnings and reported as a component of stockholder’s equity. Due to such differences, for U.S. GAAP purposes, net income for the years ended December 31, 2006 increased by ~~W~~365,751 million, when compared to those under Korean GAAP.

y.	Presentation of Minority Interest as a Component of Shareholders’ Equity

Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders’ equity.

z.	Scope of Consolidations

Under Korean GAAP, as explained in Note 2(b) to the consolidated financial statements, majority-owned subsidiaries of which total assets as of the prior year end were less than ~~W~~7 billion are not consolidated. However, U.S. GAAP requires that all majority-owned subsidiaries be consolidated. The Company’s consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation for this difference in accounting as the impact is immaterial.

In addition, under Korean GAAP, entities of which the Company or a controlled subsidiary owns more than 30% of the total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock be not consolidated if effective control does not exist; rather that entity should be accounted for under the equity method. Due to such differences, for U.S. GAAP purposes, investments in IHQ, Inc. and YTN Media, Inc. (a

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiary of IHQ, Inc.) are excluded from consolidation and instead are accounted for under the equity method, for the year ended December 31, 2006. For other investments in entities where the Company owns 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is immaterial.

aa.	Handset Subsidies to Long-time Mobile Subscribers

Under Korean GAAP, handset subsidies are recorded as operating expenses. Under US GAAP, such amounts are recorded as reduction of revenue.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following reconciles net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2004, 2005 and 2006 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean Won, except per share amounts):

	Year Ended December 31,
	2004		2005		2006

Net income based on Korean GAAP	~~W~~	1,491,479	~~W~~	1,872,978	~~W~~	1,451,491
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		(3,827)		30,857		—
Deferred charges		(60)		(2,037)		2,037
Capital leases		1,534		(925)		(847)
Intangible assets		(18,546)		(16,046)		(260)
Reversal of amortization of goodwill		136,694		137,389		128,327
Capitalization of foreign exchange losses and interest expenses related to tangible assets		24,454		3,231		9,266
Capitalization of interest expenses related to purchases of intangible assets		5,285		5,272		5,272
Nonrefundable activation fees		(36,048)		(34,681)		(16,139)
Discount on leasehold deposits		422		230		—
Loss on sale of accounts receivable and other in asset securitization		(14,476)		—		—
Loss on impairment of investment securities		(8,434)		3,065		(421)
Loss on valuation of currency and interest rate swap		(49,452)		29,898		(4,056)
Convertible bonds payable		1,016		14,044		48,118
Foreign currency translation		2,458		(2,458)		—
Sales of stock by the equity method investee		—		(8,637)		7,440
Consolidation of variable interest entity		—		38		(38)
Stock option compensation plan		(1,938)		49		(144)
Convertible notes receivable		—		—		365,751
Tax effect of the reconciling items		22,515		(4,717)		(115,268)

Net income based on U.S. GAAP	~~W~~	1,553,076	~~W~~	2,027,550	~~W~~	1,880,529

Weighted average number of common shares outstanding		73,614,297		73,614,296		73,305,026

Earnings per share based on U.S. GAAP:
Basic earnings per share	~~W~~	21,097	~~W~~	27,543	~~W~~	25,653

Diluted earnings per share	~~W~~	20,918	~~W~~	27,089	~~W~~	25,236

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2004		2005		2006

Shareholders’ equity based on Korean GAAP Adjustments:	~~W~~	7,205,744	~~W~~	8,327,540	~~W~~	9,483,088
Deferred income tax adjustments due to difference In accounting principles		(70,067)		—		—
Deferred charges		—		(2,037)		—
Capital leases		1,773		847		—
Intangible assets		1,009,591		993,547		993,802
Reversal of amortization of goodwill		410,292		547,681		676,008
Capitalization of foreign exchange losses and interest expenses related to tangible assets		44,294		47,522		56,788
Capitalization of interest expenses related to purchase of intangible assets		(63,660)		(58,388)		(53,116)
Nonrefundable activation fees		(275,222)		(309,903)		(326,042)
Loans receivable for stock issued to employees’ investor association		(22,546)		(14,586)		(7,526)
Discount on leasehold deposits		(231)		—		—
Convertible bonds payable		(66,263)		(52,220)		(1,347)
Foreign currency translation		2,458		—		—
Consolidation of variable interest entity		—		228		1,396
Minority interest in equity of consolidated affiliates		(98,198)		(108,927)		(170,246)
Tax effect of the reconciling items		159,032		101,130		85,674

Shareholders’ equity based on U.S. GAAP	~~W~~	8,236,997	~~W~~	9,472,434	~~W~~	10,738,479

Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	Year Ended December 31,
	2004		2005		2006

Balance, beginning of the year	~~W~~	7,014,668	~~W~~	8,236,997	~~W~~	9,472,434
Net income for the year		1,553,076		2,027,550		1,880,529
Dividends		(478,492)		(758,227)		(662,628)
Unrealized gains on valuation of securities, net of tax		55,156		23,042		206,457
Equity in capital surplus, retained earnings and capital adjustments of affiliates (note a)		89,448		(63,370)		38,651
Conversion of convertible bonds payable		—		—		23,624
Treasury stock transactions		(2)		—		(209,078)
Foreign-based operations’ translation adjustments		(11,128)		(1,792)		(18,570)
Stock compensation plan		3,030		274		—
Decrease in loans receivable for stock issued to employees’ investor association		11,241		7,960		7,060

Balance, end of the year	~~W~~	8,236,997	~~W~~	9,472,434	~~W~~	10,738,479

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2004, 2005 and 2006 is as follows (in millions of Korean Won):

	December 31,
	2004		2005		2006

Current assets:
As reported	~~W~~	4,390,693	~~W~~	4,598,580	~~W~~	4,663,962
U.S. GAAP adjustments :
— loans receivable for stock issued to employees investor association		(4,123)		(3,249)		(2,208)
— deferred tax adjustments due to difference in accounting principles		51,344		—		—
— tax effect of the reconciling items		25,234		31,381		39,241
— discount on leasehold deposits		1,119		—		—
— consolidation of variable interest entity		—		(4,889)		(8,809)
— scope of consolidation		—		—		(40,189)

Current assets based on U.S. GAAP		4,464,267		4,621,823		4,651,997

Non-current assets:
As reported		9,892,665		10,106,192		11,576,006
U.S. GAAP adjustments :
— loans receivable for stock issued to employees’ investor association		(18,423)		(11,337)		(5,318)
— intangible assets		1,004,808		988,763		989,595
— reverse of amortization of goodwill		410,292		547,681		677,371
— discount on leasehold deposits		(1,349)		—		—
— nonrefundable activation fees		9,129		8,571		8,108
— capital lease		1,773		847		(576)
— capitalization of foreign exchange losses and interest expense related to tangible assets		44,294		47,522		56,788
— capitalization of interest expenses related to purchase of intangible assets		(63,660)		(58,388)		(53,116)
— deferred charges		12,969		7,933		7,812
— subscription payable		—		40,014		—
— equity instrument to be received in conjunction with providing services		—		(2,055)		—
— consolidation of variable interest entity		—		53,626		54,731
— convertible bonds payable		—		—		(1,133)
— scope of consolidation		—		—		(32,735)

Non-current assets based on U.S. GAAP		11,292,498		11,729,369		13,277,533

Total assets based on U.S. GAAP	~~W~~	15,756,765	~~W~~	16,351,192	~~W~~	17,929,530

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31
	2004		2005		2006

Current liabilities:
As reported	~~W~~	3,066,893	~~W~~	2,863,373	~~W~~	3,208,416
U.S. GAAP adjustments:
— nonrefundable activation fees		86,082		114,111		142,697
— foreign currency translation		(26)				—
— subscription payable		—		40,014		—
— equity instrument to be received in conjunction with providing services		—		(525)		—
— consolidation of variable interest entity		—		17,671		32,078
— scope of consolidation		—		—		(17,389)

Current liabilities based on U.S. GAAP		3,152,949		3,034,644		3,365,802

Long-term liabilities:
As reported		4,010,721		3,513,859		3,548,464
U.S. GAAP adjustments:
— deferred charges		12,969		9,970		7,812
— nonrefundable activation fees		198,269		204,363		191,453
— deferred tax adjustments due to difference in accounting principles		123,911		—		—
— tax effect of the reconciling items		(141,080)		(74,532)		(51,216)
— convertible bonds payable		66,263		52,220		214
— foreign currency translation		(2,432)		—		—
— equity instrument to be received in conjunction with providing services		—		(1,530)		—
— consolidation of variable interest entity		—		631		227
— scope of consolidation		—		—		(19,563)

Long-term liabilities based on U.S. GAAP		4,268,621		3,704,981		3,677,391

Total liabilities based on U.S. GAAP	~~W~~	7,421,570	~~W~~	6,739,625	~~W~~	7,043,193

Minority interests:
As reported	~~W~~	98,198	~~W~~	108,927	~~W~~	170,246
U.S. GAAP adjustments :
— consolidation of variable interest entity		—		30,206		12,221
— reverse of amortization of goodwill		—		—		1,363
— scope of consolidation		—		—		(35,972)

Total minority interests based on U.S. GAAP	~~W~~	98,198	~~W~~	139,133	~~W~~	147,858

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2004, 2005 and 2006 and cash and cash equivalents at December 31, 2004, 2005 and 2006 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2004, 2005 and 2006 and cash and cash equivalents at December 31, 2004, 2005 and 2006 under U.S. GAAP (in millions of Korean Won):

	2004		2005		2006

Cash flows from operating activities based on Korean GAAP	~~W~~	2,527,862	~~W~~	3,407,142	~~W~~	3,589,825
Adjustments:
Asset securitization transactions		469,883		—		—
Trading security cash flows		240,204		(122,710)		80,061
Consolidation of variable interest entity		—		12,444		(48,721)
Scope of consolidation		—		—		(6,384)

Cash flows from operating activities based on US GAAP	~~W~~	3,237,949	~~W~~	3,296,876	~~W~~	3,614,781

Cash flows from investing activities based on Korean GAAP	~~W~~	(1,470,292)	~~W~~	(1,938,187)	~~W~~	(2,535,153)
Adjustments:
Asset securitization transactions		76,347		—		—
Trading security cash flows		(240,204)		122,710		(80,061)
Consolidation of variable interest entity		—		(1,004)		37,611
Scope of consolidation		—		—		17,035

Cash flows from investing activities based on US GAAP	~~W~~	(1,634,149)	~~W~~	(1,816,481)	~~W~~	(2,560,568)

Cash flows from financing activities based on Korean GAAP	~~W~~	(968,570)	~~W~~	(1,429,038)	~~W~~	(952,377)
Adjustments:
Asset securitization transactions		(546,230)		—		—
Consolidation of variable interest entity		—		(10,243)		17,716
Scope of consolidation		—		—		(5,946)

Cash flows from financing activities based on US GAAP	~~W~~	(1,514,800)	~~W~~	(1,439,281)	~~W~~	(940,607)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on Korean GAAP	~~W~~	(11,055)	~~W~~	(3,036)	~~W~~	(9,317)
Adjustments:
Consolidation of variable interest entity		—		—		(5,302)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on US GAAP	~~W~~	(11,055)	~~W~~	(3,036)	~~W~~	(14,619)

Net increase(decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on Korean GAAP	~~W~~	(24,803)	~~W~~	(29,085)	~~W~~	14,568
Adjustments:
Scope of consolidation		—		—		(14,246)

Net increase(decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on US GAAP	~~W~~	(24,803)	~~W~~	(29,085)	~~W~~	322

Cash and cash equivalents at beginning of the year based on Korean GAAP	~~W~~	317,488	~~W~~	370,630	~~W~~	378,426
Adjustments:
Consolidation of variable interest entity		—		—		1,197

Cash and cash equivalents at beginning of the year based on US GAAP	~~W~~	317,488	~~W~~	370,630	~~W~~	379,623

Cash and cash equivalents at end of the year based on Korean GAAP	~~W~~	370,630	~~W~~	378,426	~~W~~	485,972
Adjustments:
Consolidation of variable interest entity		—		1,197		2,501
Scope of consolidation		—		—		(9,541)

Cash and cash equivalents at end of the year based on US GAAP	~~W~~	370,630	~~W~~	379,623	~~W~~	478,932

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.  Income Taxes

Income tax expense under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 is as follows (in millions of Korean Won):

	Year Ended December 31,
	2004		2005		2006

Currently payable	~~W~~	551,405	~~W~~	685,541	~~W~~	615,959
Deferred		59,669		(18,422)		70,871

	~~W~~	611,074	~~W~~	667,119	~~W~~	686,830

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2004, 2005 and 2006 is attributable to the following (in millions of Korean Won):

	Year Ended December 31,
	2004		2005		2006

Income taxes at statutory income tax rate of 27% in 2004 and 25% in 2005 and 2006	~~W~~	584,843	~~W~~	670,776	~~W~~	641,840
Resident surtax payable		58,484		67,078		64,184
Tax credit for investments, technology, human resource development and others		(89,080)		(100,160)		(110,785)
Special surtax for agriculture and fishery industries and other		13,736		18,850		20,183
Undistributed earnings of subsidiaries		11,011		4,846		1,777
Other permanent differences		28,705		19,637		27,602
Change in valuation allowance		3,375		(13,908)		42,029

Recorded income taxes	~~W~~	611,074	~~W~~	667,119	~~W~~	686,830

Effective tax rate		28.21%		24.86%		26.75%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2004, 2005 and 2006 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean Won):

	December 31,
	2004		2005		2006

Current:
Allowance for doubtful accounts	~~W~~	19,649	~~W~~	39,334	~~W~~	21,251
Write-off of doubtful accounts		9,764		9,239		—
Marketable trading securities		(561)		—		—
Accrued income		(2,463)		(1,229)		(1,544)
Net operating loss carryforwards		—		17		1,121
Tax credit carryforwards		—		89		19
Accrued expenses and other		50,189		50,004		68,264

		76,578		97,454		89,111

Non-current:
Depreciation		(34,371)		(58,745)		(65,098)
Loss on disposition of properties		11,480		—		—
Loss on impairment and valuation of investment securities		58,419		32,959		33,269
Equity in losses (earnings) of affiliates		(12,671)		(7,471)		4,593
Undistributed earnings of subsidiaries		(9,434)		13,732		34,289
Tax free reserve for technology development		(195,103)		(211,208)		(211,215)
Tax free reserve for loss on disposal of treasury stock		(130,372)		(130,372)		(70,396)
Tax credit carryforwards		5,003		—		24
Net operating loss carryforwards		25,371		24,108		64,306
Deferred charges and other		(7,205)		11,867		(269,334)

		(288,883)		(325,130)		(479,562)

Total deferred tax assets (liabilities)	~~W~~	(212,305)	~~W~~	(227,676)	~~W~~	(390,451)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.  Information under U.S. GAAP with respect to Investments under SFAS No. 115

Information with respect to available-for-sale and held-to-maturity securities under SFAS No. 115 at December 31, 2004, 2005 and 2006 is as follows (in millions of Korean Won) :

			Gross		Gross
	Cost		Unrealized		Unrealized		Impairment		Fair
	(Amortized Cost)		Gains		Losses		Losses		Value

At December 31, 2004:
Available-for-sale
Equity securities	~~W~~	470,266	~~W~~	137,621	~~W~~	—	~~W~~	(63,902)	~~W~~	543,985
Debt securities		15,813		—		—		(10,655)		5,158
Held-to-maturity Securities		50,144		—		—		—		50,144

	~~W~~	536,223	~~W~~	137,621	~~W~~	—	~~W~~	(74,557)	~~W~~	599,287

At December 31, 2005:
Available-for-sale
Equity securities	~~W~~	465,244	~~W~~	173,960	~~W~~	(9,768)	~~W~~	(60,838)	~~W~~	568,598
Debt securities		307,375		—		(217)		(10,885)		296,273
Held-to-maturity Securities		115		—		—		—		115

	~~W~~	772,734	~~W~~	173,960	~~W~~	(9,985)	~~W~~	(71,723)	~~W~~	864,986

At December 31, 2006:
Available-for-sale
Equity securities	~~W~~	469,754	~~W~~	462,521	~~W~~	—	~~W~~	(62,614)	~~W~~	869,661
Debt securities		1,083,914		33,903		(46,107)		(10,656)		1,061,054
Held-to-maturity Securities		134		—		—		—		134

	~~W~~	1,553,802	~~W~~	496,424	~~W~~	(46,107)	~~W~~	(73,270)	~~W~~	1,930,849

Gross proceeds from the sale of available-for-sale securities were ~~W~~343,723 million, ~~W~~71,308 million and ~~W~~298,715 million for the years ended December 31, 2004, 2005 and 2006, respectively. Gross realized gains for the years ended December 31, 2004, 2005 and 2006 were ~~W~~1,342 million, ~~W~~5,638 million and ~~W~~605 million, respectively. Gross realized losses for the years ended December 31, 2004, 2005 and 2006 were ~~W~~517 million, ~~W~~37 million and ~~W~~30 million, respectively.

Gross unrealized losses of ~~W~~9,985 million and ~~W~~46,107 million at December 31, 2005 and 2006 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

c.  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2004, 2005 and 2006 for which it is practicable to estimate that value:

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

The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2004, 2005 and 2006 (in millions of Korean Won):

	2004				2005				2006
	Carrying				Carrying				Carrying
	Amount		Fair		Amount		Fair		Amount		Fair
	(Note a)		Value		(Note a)		Value		(Note a)		Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	~~W~~	383,360	~~W~~	383,360	~~W~~	486,215	~~W~~	486,215	~~W~~	576,017	~~W~~	576,017
Trading securities		654,779		654,779		777,472		777,472		665,312		665,312
Accounts receivable (trade and other)		3,126,754		3,126,754		3,038,936		3,038,936		3,065,481		3,065,481
Short-term loans		51,232		51,232		62,290		62,290		60,440		60,440
Investment securities:
Listed equity and debts		599,287		599,287		864,986		864,986		1,930,849		1,930,849
Non- listed equity(note b)		352,523		N/A		353,168		N/A		141,138		N/A
Long-term bank deposits		10,351		10,351		1,479		1,479		10,430		10,430
Long-term loans		12,019		9,014		7,093		5,320		13,250		9,938

	~~W~~	5,190,305			~~W~~	5,591,639			~~W~~	6,462,917

Financial liabilities:
Accounts payable	~~W~~	1,205,682	~~W~~	1,205,682	~~W~~	1,094,855	~~W~~	1,094,855	~~W~~	1,224,536	~~W~~	1,224,536
Short-term borrowings		425,496		425,496		4,614		4,614		63,612		63,612
Bonds payable, long-term borrowings, convertible bonds, long-term payables — other and obligation under capital leases, including current portion		4,044,258		4,211,926		3,763,135		3,825,813		3,595,880		3,667,748

	~~W~~	9,234,563			~~W~~	4,862,604			~~W~~	4,884,028

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	These carrying amounts represent the amounts determined under U.S. GAAP.
(note b)	Fair value of investments in non — listed equity securities are not readily determinable with the exception of the investments in the common stock of LG Powercomm Co., Ltd. (“LG Powercomm”). The fair value of common stock of LG Powercomm as of December 31, 2004, 2005 and 2006 was estimated by an outside professional valuation company using the present value of expected future cash flows. As of December 31, 2004, 2005 and 2006, the fair value of the investment in the common stock of LG Powercomm is ~~W~~71,565 million, ~~W~~77,130 million and ~~W~~80,370, respectively.

d.  Comprehensive Income

Comprehensive income for the years ended December 31, 2004, 2005 and 2006 is as follows (in millions of Korean Won):

	2004		2005		2006

Net income	~~W~~	1,553,076	~~W~~	2,027,550	~~W~~	1,880,529

Other comprehensive income:
Available-for-sale securities
Unrealized gain on investment securities		67,645		34,915		284,359
Less impact of realized losses(gains)		8,434		(3,065)		446
Tax effect		(20,923)		(8,808)		(78,348)

Net change from available-for-sale securities		55,156		23,042		206,457
Foreign-based operations’ translation adjustments		(11,128)		(1,792)		(18,570)

Total other comprehensive income		44,028		21,250		187,887

Comprehensive income	~~W~~	1,597,104	~~W~~	2,048,800	~~W~~	2,068,416

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

Goodwill

Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Beginning of period	~~W~~	3,400,155	~~W~~	3,408,989	~~W~~	3,418,212
Goodwill acquired during the period		8,834		9,223		13,426
Goodwill impairment losses		—		—		(12,524)

Ending of period	~~W~~	3,408,989	~~W~~	3,418,212	~~W~~	3,419,114

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets

The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean Won):

	December 31, 2004				December 31, 2005				December 31, 2006
								Accumulated				Accumulated
	Gross				Gross			Amortization	Gross			Amortization
	Carrying		Accumulated		Carrying			and	Carrying			and
	Amount		Amortization		Amount			Impairment	Amount			Impairment

Amortized intangible assets:
IMT license (13 years)	~~W~~	1,188,547	~~W~~	(98,183)	~~W~~	1,188,547	~~W~~	(188,193)	~~W~~	1,188,547	~~W~~	(278,521)
Customer lists (4 years)		99,783		(83,686)		99,783		(99,783)		99,783		(99,783)
Other (2 to 20 years)		718,291		(354,021)		1,036,165		(455,505)		1,433,915		(604,729)

Total	~~W~~	2,066,621	~~W~~	(535,890)	~~W~~	2,324,495	~~W~~	(743,481)	~~W~~	2,722,245	~~W~~	(983,033)

Intangible asset amortization expense for the years ended December 31, 2004, 2005 and 2006 was ~~W~~209,991 million, ~~W~~221,275 million and ~~W~~244,025 million respectively. It is estimated to be ~~W~~306,989 million, ~~W~~288,961 million, ~~W~~257,060 million, ~~W~~229,213 million and ~~W~~175,870 million for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively, primarily related to the IMT license, customer lists and other.

f.  Condensed Consolidated Income Statements under U.S. GAAP

Condensed consolidated income statements under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Operating revenue:
Wireless services	~~W~~	8,762,376	~~W~~	9,148,363	~~W~~	9,025,209
Interconnection		849,407		898,621		1,033,390
Digital handset sales		649,809		294,557		—
Other		272,974		359,911		483,203

Total operating revenue		10,534,566		10,701,452		10,541,802

Total operating expenses		(8,137,570)		(7,847,705)		(7,720,028)

Operating income		2,396,996		2,853,747		2,821,774

Equity in earnings of unconsolidated businesses		(11,550)		(44,289)		(140,441)
Other income(expenses), net		(219,361)		(125,898)		(135,726)

Income before income taxes and minority interests		2,166,085		2,683,560		2,545,607
Provision for income taxes		(611,074)		(667,119)		(686,830)

Income before minority interests		1,555,011		2,016,441		1,858,777
Minority interests in losses (earnings) of consolidated subsidiaries		(1,935)		11,109		21,752

Net income	~~W~~	1,553,076	~~W~~	2,027,550	~~W~~	1,880,529

g.  Segment

The Company’s operating segments consist of SK Telecom (cellular telephone communication service) and each and every subsidiary. The Company does not deem each subsidiary operating segment to be a reportable

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

segment as it does not meet any of the quantitative threshold in SFAS No. 131. The operating results of SK Telecom are reviewed by the Company’s chief operating decision maker on a combined basis that reflect the operating results of all service lines taken as a whole. In addition, discrete financial information is not available individually for expenses incurred in connection with providing cellular services, wireless internet, digital convergence, and other services provided by SK Telecom. Therefore, the Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.

h.  Supplemental Information relating to Cash Flows

Supplemental Information relating to Cash Flows under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean Won):

	2004		2005		2006

Cash paid for interest (net of amounts capitalized)	~~W~~	264,224	~~W~~	203,259	~~W~~	226,442
Cash paid for income taxes		679,262		588,296		660,188

i. Accrued Severance Indemnities

The Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean Won):

Year Ending December 31,

2007	~~W~~	2,831
2008		34
2009		18
2010		910
2011		832
20122016		17,617

Total	~~W~~	22,242

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

j.  New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for the Company’s annual reporting period ending December 31, 2008. The Company has not completed the evaluation of the effect of the application of SFAS No. 157 in 2008.

In June 2006, the EITF reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for the Company’s annual reporting period ending December 31, 2007. The Company has not completed the evaluation of the effect of the application of EITF No. 06-3 in 2007.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for our annual reporting period ending December 31, 2007. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. The Company has not completed the evaluation of the effect of the application of FIN 48 in 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company has not completed the evaluation of the effect of the application of SFAS No. 159.