Form 20-F
period 2007-12-31
SK TELECOM CO LTD
filed 2008-06-30
CIK 1015650

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from to
Commission file number 1-14418

SK Telecom Co., Ltd.
(Exact name of Registrant as specified in its charter)

SK Telecom Co., Ltd.
(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea
(Address of principal executive offices)
Mr. Jinmo Kim
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea
Telephone No.: 82-2-6100-2114
Facsimile No.: 82-2-6100-7948
(Name, telephone, email and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one-ninth of one shares of Common Stock	New York Stock Exchange
Common Stock, par value ~~W~~500 per share	New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
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
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐     IFRS ☐     Other ☑
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

Pursuant to an amendment to the Government Organization Act, effective as of February 29, 2008, the Ministry of Information and Communication, or “MIC”, has become the Ministry of Knowledge Economy, and functions formerly performed by the MIC are now performed separately by the Ministry of Knowledge Economy, the Ministry of Culture, Sports and Tourism, the Ministry of Public Administration and Security, and, particularly, the Korea Communications Commission, or the “KCC”. In this report, we refer to the MIC as the relevant governmental authority in connection with any approval granted or action taken by the MIC prior to such amendment to the Government Organization Act and to such other relevant governmental authority in connection with any approval granted or action taken by such other relevant governmental authority subsequent to such amendment.

Unless otherwise indicated, all financial information in this report is presented in accordance with Korean generally accepted accounting principles (“Korean GAAP”).

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2007, which was Won 935.8 to US$1.00. On June 27, 2008, the noon buying rate was Won 1,041.8 to US$1.00. See “Item 3.A. Selected Financial Data — Exchange Rates”.

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

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of high-speed downlink packet access, or HSDPA, technology, high-speed uplink packet access, or HSUPA, technology and wireless broadband internet, or WiBro, technology;

•	our plans to spend approximately Won 1.75 trillion for capital expenditures in 2008 for a range of projects, including investments in our backbone networks (and expansion of our WiBro network in particular), investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the KCC, related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by our competitors; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments in other telecommunications service providers;

•	our ability to successfully manage our recent acquisition of an additional 38.6% stake in hanarotelecom inc., a fixed-line telecommunications operator and broadband Internet service provider; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

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

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1.A.	Directors and Senior Management

Not applicable.

Item 1.B.	Advisers

Not applicable.

Item 1.C.	Auditor

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2007 are derived from our audited consolidated financial statements and related notes thereto.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in certain respects from U.S. GAAP. For more detailed information you should refer to notes 33 and 34 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of dollars, except per share and percentage data)

INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	~~W~~	10,272.1	~~W~~	10,570.6	~~W~~	10,721.8	~~W~~	11,028.0	~~W~~	12,018.2	US$	12,842.7
Cellular Service(1)		10,091.8		10,297.6		10,361.9		10,515.6		11,237.2		12,008.1
Other(2)		180.3		273.0		359.9		512.4		781.0		834.6
Operating Expenses		7,167.0		8,130.9		8,051.2		8,406.9		10,207.8		10,908.0
Operating Income		3,105.1		2,439.7		2,670.6		2,621.1		1,810.4		1,934.6
Income before Income Taxes and Minority Interest		2,754.3		2,123.2		2,561.6		2,021.6		1,985.3		2,121.5
Net Income(3)		1,965.3		1,493.4		1,868.3		1,449.6		1,562.3		1,669.4
Net Income per Share of Common Stock(4)		26,187		20,261		25,443		19,801		22,696		24.25
Diluted Net Income per Share of Common Stock(4)		26,187		20,092		25,036		19,523		22,375		23.91
Dividends Declared per Share of Common Stock		5,500		10,300		9,000		8,000		9,400		10.04
Weighted Average Number of Shares		75,078,219		73,614,296		73,614,296		73,305,026		72,650,909		72,650,909

	As of or for the Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of dollars, except per share and percentage data)

U.S. GAAP:
Total Operating Revenue	~~W~~	10,225.1	~~W~~	10,534.6	~~W~~	10,701.4	~~W~~	10,541.8	~~W~~	11,212.4	US$	11,981.6
Operating Expenses		7,044.5		8,137.6		7,847.7		7,720.0		9,144.3		9,771.6
Operating Income		3,180.6		2,397.0		2,853.7		2,821.8		2,068.1		2,210.0
Net Income		2,062.7		1,553.1		2,027.6		1,880.5		1,506.1		1,609.4
Net Income per Share of Common Stock(4)		27,475		21,097		27,543		25,653		20,731		22.15
Diluted Net Income per Share of Common Stock(4)		27,475		20,918		27,089		25,236		20,390		21.79
BALANCE SHEET DATA
Korean GAAP:
Working Capital (Deficiency)(5)	~~W~~	(461.4)	~~W~~	1,323.8	~~W~~	1,735.2	~~W~~	1,455.5	~~W~~	1,796.2	US$	1,919.4
Property and Equipment, Net		4,641.5		4,703.9		4,663.4		4,507.3		4,969.4		5,310.3
Total Assets		13,818.2		14,283.4		14,704.8		16,240.0		19,048.9		20,355.8
Non-current Liabilities(6)		3,193.5		4,010.7		3,513.9		3,548.5		4,344.4		4,642.5
Capital Stock		44.6		44.6		44.6		44.6		44.6		47.7
Total Shareholders’ Equity		6,093.8		7,205.7		8,327.5		9,483.1		11,687.6		12,489.5
U.S. GAAP:
Working Capital (Deficiency)		(445.5)		1,311.3		1,587.2		1,286.2		1,751.1		1,871.2
Total Assets		15,586.2		15,576.8		16,351.2		17,929.5		20,214.9		21,601.7
Total Shareholders’ Equity		7,014.7		8,237.0		9,472.4		10,738.5		12,699.11		13,570.3
OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(3)(7)	~~W~~	4,705.6	~~W~~	4,087.7	~~W~~	4,429.5	~~W~~	3,879.1	~~W~~	4,357.7	US$	4,656.6
Capital Expenditures(8)		1,647.6		1,631.9		1,416.6		1,498.1		1,816.0		1,940.5
R&D Expenses(9)		300.7		336.1		321.1		279.0		293.1		313.2
Internal R&D		235.8		267.1		252.0		212.0		218.7		233.7
External R&D		64.9		69.0		69.1		67.0		74.4		79.5
Depreciation and Amortization		1,646.3		1,752.5		1,675.5		1,698.4		2,000.7		2,138.0
Cash Flow from Operating Activities		3,329.4		2,527.9		3,407.1		3,589.8		3,710.7		3,965.3
Cash Flow from Investing Activities		(1,415.1)		(1,470.3)		(1,938.2)		(2,535.2)		(2,399.0)		(2,563.6)
Cash Flow from Financing Activities		(2,261.0)		(968.6)		(1,429.0)		(952.4)		(856.0)		(914.7)
Margins (% of total sales):
EBITDA Margin(7)		45.8%		38.7%		41.4%		35.2%		36.6%		36.6%
Operating Margin		30.2		23.1		24.9		23.8		15.1		15.1
Net Margin		19.1		14.1		17.5		13.2		13.0		13.0

	As of or for the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(In billions of Won and millions of dollars, except per share and percentage data)

U.S. GAAP:
EBITDA(7)	4,679.1	3,970.4	4,412.2	4,529.6	3,961.7	4,233.5
Capital Expenditures(8)	1,668.0	1,656.9	1,429.3	1,538.0	1,854.0	1,981.2
Cash Flow from Operating Activities	3,144.3	3,237.9	3,296.8	3,614.8	3,284.8	3,510.2
Cash Flow from Investing Activities	(1,285.5)	(1,634.1)	(1,816.5)	(2,560.6)	(2,435.7)	(2,602.8)
Cash Flow from Financing Activities	(2,205.5)	(1,514.8)	(1,439.3)	(940.6)	(631.3)	(674.6)

	As of or for the Year Ended December 31,
	2003		2004		2005		2006		2007		2007

SELECTED OPERATING DATA
Population of Korea (millions)(10)		47.9		48.2		48.3		48.3		48.5		48.5
Our Wireless Penetration(11)		38.2%		39.0%		40.4%		42.0%		45.3%		45.3%
Number of Employees(12)		6,286		7,353		6,646		7,676		9,485		9,485
Total Sales per Employee (millions)	~~W~~	1,634.1	~~W~~	1,437.6	~~W~~	1,613.3	~~W~~	1,436.7	~~W~~	1,267.1	US$	1,354.0
Wireless Subscribers(13)		18,313,135		18,783,338		19,530,117		20,271,133		21,968,169		21,968,169
Average Monthly Outgoing Voice Minutes per Subscriber(14)		197		194		197		201		201		201
Average Monthly Revenue per Subscriber(15)	~~W~~	39,739	~~W~~	39,689	~~W~~	40,205	~~W~~	40,220	~~W~~	40,154	US$	42.91
Average Monthly Churn Rate(16)		1.2%		1.7%		1.8%		2.0%		2.6%		2.6%
Digital Cell Sites		8,310		9,458		10,142		12,515		16,099		16,099

*	The conversion into Dollars was made at the rate of Won 935.8 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes revenues from SK Teletech Co., Ltd. of Won 612.0 billion for 2003, Won 649.8 billion for 2004 and Won 294.6 billion for 2005 from the sale of digital handsets and Won 1,017.1 billion for 2003, Won 849.4 billion for 2004, Won 898.6 billion for 2005, Won 1,033.4 billion for 2006 and Won 1,062.2 billion for 2007 of interconnection revenue. Following our sale of a 60% equity interest in SK Teletech to Pantech & Curitel in July 2005, our equity interest in the company was reduced to 29.1% (which subsequently became a 22.7% interest in Pantech following the merger of SK Teletech into Pantech in December 2005) and SK Teletech ceased to be our consolidated subsidiary. Following the exclusion of SK Teletech from consolidation, we did not derive revenues from digital handset sales until the inclusion of HELIO LLC, as our consolidated subsidiary, as of November 1, 2007. See “Item 4.B. Business Overview — Interconnection”.

(2)	For more information about our other revenue, see “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview”.

(3)	As of January 1, 2007, we adopted Statements of Korean Accounting Standards, or SKAS, No. 25. Pursuant to adoption of SKAS No. 25, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. The consolidated statements of income for the years ended December 31, 2005 and 2006 appearing in our consolidated financial statements included elsewhere in this report have been reclassified in accordance with SKAS No. 25.

(4)	Income per share of common stock is calculated by dividing net income attributable to majority interest by the weighted average number of shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the issuance of convertible bonds in 2004, 2005, 2006 and 2007.

(5)	Working capital means current assets minus current liabilities.

(6)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,198 to US$1.00 as of December 31, 2003, Won 1,044 to US$1.00 as of December 31, 2004, Won 1,013 to US$1.00 as of December 31, 2005, Won 930 to US$1.00 as of December 31, 2006 and Won 938 to US$1.00 as of December 31, 2007, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(w) of the notes to our consolidated financial statements.

(7)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intense business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP, which may differ from Korean GAAP for these items.

(8)	Consists of investments in property, plant and equipment. Under U.S. GAAP, interest costs incurred during the period required to complete an asset or ready an asset for its intended use are capitalized based on the interest rates a company pays on its outstanding borrowings. Under Korean GAAP, such interest costs are expensed as incurred.

(9)	Includes donations to Korean research institutes and educational organizations. See “Item 5.C. Research and Development”.

(10)	Population estimates based on historical data published by the National Statistical Office of Korea.

(11)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(12)	Includes regular employees and temporary employees. See “Item 6.D. Employees”.

(13)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

(14)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly weighted average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(15)	The average monthly revenue per subscriber excludes interconnection revenue and is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period. Including interconnection revenue, average monthly revenue per subscriber was Won 44,546 for 2003, Won 43,542 for 2004, Won 44,167 for 2005, Won 44,599 for 2006 and Won 44,416 for 2007.

(16)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2007.

	As of or for the Year Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
	(In billions of Won and millions of dollars)

Net Income	~~W~~	2,062.7	~~W~~	1,553.1	~~W~~	2,027.6	~~W~~	1,880.5	~~W~~	1,506.1	US $	1,609.4
LESS: Interest income		(93.9)		(86.7)		(62.6)		(86.8)		(99.0)		(105.8)
ADD: Interest expense		387.1		291.0		226.8		241.7		204.0		218.0
Taxes		811.5		611.1		667.1		686.8		576.9		616.5
Depreciation and Amortization		1,511.7		1,601.9		1,553.3		1,807.4		1,773.7		1,895.4

EBITDA	~~W~~	4,679.1	~~W~~	3,970.4	~~W~~	4,412.2	~~W~~	4,529.6	~~W~~	3,961.7	US $	4,233.5

(1)	The conversion into Dollars was made at the rate of Won 935.8 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2007.

	As of or for the Year Ended December 31,
	2003		2004		2005		2006		2007			2007(1)
	(In billions of Won and millions of dollars)

Net Income	~~W~~	1,965.3	~~W~~	1,493.4	~~W~~	1,868.3	~~W~~	1,449.6	~~W~~	1,562.3		US $	1,669.4
LESS: Interest income		(86.5)		(80.5)		(61.1)		(80.0)		(93.9	)(2)		(100.4	)(2)
ADD: Interest expense		391.5		303.4		253.5		239.1		235.3	(2)		251.5	(2)
Taxes		789.0		629.8		693.3		572.0		686.2	(2)		733.3	(2)
Depreciation and Amortization		1,646.3		1,741.6		1,675.5		1,698.4		1,967.8	(2)		2,102.8	(2)

EBITDA	~~W~~	4,705.6	~~W~~	4,087.7	~~W~~	4,429.5	~~W~~	3,879.1	~~W~~	4,357.7		US $	4,656.6

(1)	The conversion into Dollars was made at the rate of Won 935.8 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(2)	In accordance with our adoption of SKAS No. 25 in 2007, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. For purposes of reconciling net income under Korean GAAP with EBITDA, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007 shown in the table above exclude, with respect to subsidiaries newly consolidated in 2007, the income earned and expense incurred by such subsidiaries prior to the date of consolidation. As a result, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007 that appear in the table above differ from those set forth in our consolidated statements of income and consolidated statements of cash flows for the year ended December 31, 2007.

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

	At End of Year Ended December 31,
	Period	Average Rate(1)	High	Low

2003	1,192	1,193	1,262	1,146
2004	1,035	1,145	1,195	1,035
2005	1,010	1,023	1,060	997
2006	930	951	1,003	914
2007	936	928	950	903

	Past Six Months
	High	Low
	(Won per US$1.00)

December 2007	943	919
January 2008	953	935
February 2008	948	937
March 2008	1,021	947
April 2008	1,005	974
May 2008	1,047	1,004
June 2008 (through June 27, 2008)	1,044	1,016

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof).

On June 27, 2008, the noon buying rate was Won 1,041.8 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition in the wireless telecommunications sector in Korea. We expect competition to intensify as a result of consolidation of market leaders and the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing tariffs we can charge our subscribers. Also, continued competition from the other wireless and fixed-line service providers has resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. For 2007, our churn rate ranged from 2.0% to 3.2%, with an average churn rate of 2.6%, compared to an average churn rate of 2.0% for 2006. We cannot assure you that our churn rates will not increase in the future. In addition, increased competition may cause our marketing expenses to increase as a percentage of sales, reflecting higher advertising expenses and other costs of new marketing activities, which may need to be introduced to attract and retain subscribers.

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 49.5%, in terms of numbers of wireless service subscribers, as of December 31, 2007. Furthermore, in 2001, the Government awarded three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into us on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation, Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors, and to LG Telecom, Ltd., or LGT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services.

Since 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was then the fifth largest wireless operator in terms of numbers of wireless service subscribers. Hansol M.Com subsequently changed its name to KT M.Com and merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. KT Corporation had a 53.0% interest in KTF as of December 31, 2007. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. Future business combinations and alliances in the telecommunications industry may also create significant new competitors and could harm our business and results of operations.

In addition, in March 2006 the MIC partially lifted, and in March 2008 the KCC fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000. See “— Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. This recent decision by the MIC has intensified competition among mobile service providers and may increase our marketing expenses relating to the provision of handset subsidies, which could, in turn, adversely affect our results of operations.

Furthermore, in 2007, the MIC announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service and fixed-line telephone service, at a discounted rate; provided, however, that we and KT Corporation, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. The road map also includes plans to amend the regulations and provisions under the Telecommunications Business Act to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The proposed amendment is currently being considered by the KCC. The introduction of bundled services may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

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

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless industry will likely have a material adverse effect on our financial condition, results of operation, cash flows and business.

The telecommunications industry has been characterized by continuous improvement and advances in technology and this trend is expected to continue. For example, we and our competitors have implemented technology upgrades from basic code division multiple access, or CDMA, networks to more advanced high-speed wireless telecommunications networks based on CDMA 1xRTT and CDMA 1xEV-DO technology. Korean wireless telecommunications companies, including us, have also implemented newer technologies such as wide-band code division multiple access, or WCDMA, which is the 3G technology implemented by us. In 2005, we began to upgrade our WCDMA network to support high-speed downlink packet access, or HSDPA, technology. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. Our HSDPA-capable WCDMA network, which was completed in March 2007, supports data transmission services at significantly higher data transmission speeds than our basic CDMA, CDMA 1xRTT and CDMA 1xEV-DO networks. We are currently further upgrading our WCDMA network to support even more advanced high-speed uplink packet access, or HSUPA, technology. The more successful operation of a 3G network by a competitor, including better market acceptance of a competitor’s 3G-based services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 3G network or our other businesses.

In addition, in March 2005, we also obtained a license from the MIC to provide wireless broadband internet, or WiBro, services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices, but does not support voice transmission. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2007, we had extended WiBro service to “hot zone” areas in 23 cities throughout Korea. In 2008, we plan to expand WiBro service to hot zone areas in 42 cities. Beyond 2008, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services. As the implementation of WiBro service in Korea is relatively new, we cannot assure you that there will be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

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

We have invested significant capital and resources to develop and implement our 3G technologies, including investments related to the commercial development of WCDMA technology and the build-out of our WCDMA network. We completed nationwide expansion of our WCDMA network, which is fully HSDPA-capable, in the first quarter of 2007. In 2007, our capital expenditures related to expansion of our WCDMA network amounted to Won 1,044.3 billion. We also expect to devote additional capital resources in 2008 to enhance our 3G service quality and increase our WCDMA network capacity, including through the installation of additional small cell sites and cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal, as well as the implementation of HSUPA upgrades to our WCDMA network. We expect our WCDMA network to be fully HSUPA-capable by the end of 2009. HSUPA technology represents yet the next stage in the evolution of the WCDMA standard. The HSUPA upgrades may be accomplished through relatively simple channel card replacements at relatively low cost. For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

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

We have also made, and intend to continue to make, capital investments to develop and launch our WiBro services. In addition to the initial Won 117.0 billion WiBro license fee we paid to the MIC in March 2005, we spent Won 153.6 billion in capital expenditures in 2007 to build and expand our WiBro network. We plan to spend additional amounts to expand our WiBro network in 2008, and may make further capital investments related to our WiBro service in the future. Our WiBro-related investment plans are subject to change, and will depend, in part, on market demand for WiBro services, the competitive landscape for provision of such services and the development of competing technologies. We cannot assure you that there will be sufficient demand for our WiBro services, as a result of competition or otherwise, to permit us to recoup or profit from our WiBro-related capital investments. KT Corporation commercial launched its WiBro service in 2006. The more successful operation of a WiBro network by KT Corporation, or another competitor, including better market acceptance of a competitor’s WiBro services, could also materially and adversely affect our business.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

As a part of our growth strategy, we plan to selectively seek business opportunities abroad. In February 2005, we established a joint venture company, UNISK Information Technology Co., Ltd., with China Unicom Ltd., China’s second largest mobile operator, to market and offer wireless data service in China. In July 2006, we also acquired US$1 billion in aggregate principal amount of China Unicom’s convertible bonds, which, in August 2007, we converted into a 6.6% equity interest in China Unicom. In May 2008, China Unicom announced that it may merge with China NetCom, a leading broadband communications and fixed-line telecommunications operator in China. In the event the merger is consummated, we expect our equity interest in China Unicom to decrease to 3.8% from 6.6%. We also have ongoing projects in Vietnam. In addition, in May 2006 our subsidiary, HELIO, launched cellular voice and data services across the United States. In June 2008, we and EarthLink, our joint venture partner in HELIO, entered into an agreement with Virgin Mobile USA, Inc. and certain of its affiliates, pursuant to which Virgin Mobile USA, Inc. and certain of its affiliates agreed to acquire our aggregate equity interest in HELIO in exchange for limited partnership units in Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company), subject to regulatory approvals. In June 2008, we also agreed to invest US$25 million to acquire mandatory convertible preferred stock, convertible into common stock of Virgin Mobile USA, Inc. See “Item 4.B. Business Overview — Our Business Strategy — Global Business — United States” for more information regarding our investments in HELIO and Virgin Mobile USA, Inc. These global businesses may require further investment from us. We continue to seek other opportunities to expand our business abroad, particularly in Asia and the United States, as such opportunities present themselves. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Our Services — Global Business”.

We have also pursued convergence growth opportunities. For example, in March 2008, we completed the acquisition of an additional equity stake in hanarotelecom, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion and currently hold a 43.4% equity stake in the company. While we are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to realize those expected benefits in the near term, or at all. In particular, we may experience difficulties in integrating hanarotelecom’s fixed-line telecommunications and broadband Internet services with our existing products and services and we may be unsuccessful in retaining hanarotelecom’s existing customers. In addition, in April and May 2008, more than 3,000 customers filed a lawsuit against hanarotelecom with the Seoul Central District court alleging that hanarotelecom had violated customers’ privacy, and an investigation against hanarotelecom was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korea Trade Commission. In connection with this investigation, on June 24, 2008, the KCC suspended hanarotelecom from soliciting new subscribers to its broadband Internet services for a period of 40 days and, in addition, imposed an administrative fine of Won 180 million on the grounds that hanarotelecom had violated the Telecommunication Business Act and standard customer contracts. hanarotelecom has the right to file an administrative appeal within 90 days of this ruling. For more information regarding this lawsuit, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — Hanarotelecom Litigation”.

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses, including by developing and improving our wireless data, multimedia, mobile commerce and Internet services. We will need to respond to market and technological changes and the development of services which we may have little or no experience in providing. Entering into these new businesses and regions in which we have limited experience may require us to make substantial investments and, in spite of such investments, we may still be unsuccessful in these efforts to expand and diversify. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MIC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2007 was approximately 89.8%, which is high compared to many industrialized countries. Therefore, it is unlikely that the penetration rates for wireless telecommunications service in Korea will grow significantly. As a result of the already high penetration rates in Korea for wireless services coupled with our large market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. We have been allocated 2 x 22.5 MHz of spectrum in the 800 MHz band. As a result of bandwidth constraints, our CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area, although capacity constraints are not as severe for transmissions utilizing CDMA 1xEV-DO technology. While we believe that we can address this issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. This trend has been offset in part by the implementation of CDMA 1xEV-DO upgrades to our CDMA 1xRTT network and, more recently, the completion of our HSDPA-capable WCDMA network, which both enable more efficient usage of our bandwidth than was possible on our basic CDMA and CDMA 1xRTT networks. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless services. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We estimate that we will spend approximately Won 1.75 trillion for capital expenditures in 2008 for a range of projects, including investments in our backbone networks (and expansion of our WiBro network in particular), investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. In 2008, we plan to continue HSUPA upgrades to our WCDMA network, as well as expand our WiBro service to “hot zone” areas in 42 cities. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources”.

At December 31, 2007, we had approximately Won 818.2 billion in contractual payment obligations due in 2008 of which almost all involve repayment of debt obligations. See “Item 5.F. Tabular Disclosure of Contractual Obligations”.

We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have, in the past, obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Inability to fund such capital expenditure requirements may have a material adverse effect on our financial condition, results of operations and business. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. In the event we are unable to meet any such increased expenditure requirements or to obtain adequate financing for such requirements, on terms acceptable to us, or at all, this may have a material adverse effect on our financial condition, results of operations and business.

Termination or impairment of our relationship with a small number of key suppliers for network equipment and for leased lines could adversely affect our results of operations, financial position and cash flows.

We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd. and LG Nortel Co., Ltd. To date, we have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV-DO networks from Samsung Electronics and substantially all of the equipment for our WCDMA network, including the software and firmware used to implement HSDPA and HSUPA upgrades, from Samsung Electronics and LG Nortel. In addition, to date, we have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We believe Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in maintenance and upkeep of the CDMA 1xRTT, CDMA 1xEV-DO and WCDMA networks, as well as in the planned expansion of our WiBro network. Inability to obtain the needed equipment for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

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

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

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

The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. The MIC adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing 3G services. The KCC may impose similar restrictions on the choice of technology used in future telecommunications services and it is possible that technologies promoted by the Government in the future may not provide the best commercial returns for us. In addition, the KCC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. We believe we are currently in compliance with the material terms of all our cellular licenses, including our IMT-2000 and WiBro licenses.

Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Our interconnection arrangements, including the interconnection rates we pay and interconnection rates we charge, affect our revenues and operating results. The KCC determines the basic framework for interconnection arrangements, including interconnection policies relating to interconnection rates in Korea, and the MIC has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the KCC’s interconnection policies. See “Item 4.B. Business Overview — Interconnection — Domestic Calls”.

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

In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in past years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. During the period between June 2000 and March 2008, the MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing any such handset subsidies. The MIC has, on several occasions between March 2002 and February 2008, imposed various types of sanctions and fines against us and the other wireless service providers for violating restrictions on providing handset subsidies and other activities that were deemed to be disruptive to fair competition. We paid the fines and believe that we have complied in all material respects with the other sanctions imposed by the MIC. For details on these and other Government penalties, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”. Beginning in March 2006 the MIC partially lifted, and, in March 2008 fully lifted, its prohibition on the provision of handset subsidies. We currently provide subsidies of between Won 130,000 to Won 170,000 to subscribers who enter into long-term subscription agreements of one to two years. As a result of the Government’s recent decision to allow handset subsidies, we have faced increased competition from other mobile service providers. The provision of handset subsidies has increased, and may continue to increase, our marketing expenses, which in turn, has had, and may continue to have, a material adverse effect on our results of operations.

In addition, the KCC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the KCC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the KCC could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses.

We are subject to additional regulation as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The KCC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. We are currently designated by the KCC as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulation to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the KCC to change our existing rates or introduce new rates while our competitors may generally change their rates or introduce new rates at their discretion. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. We could also be required by the KCC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KTF and LGT. The MIC also awarded the IMT-2000 license to provide 3G services to LGT at a fee lower than our license fee and on terms generally more favorable than the terms of our license.

We qualify as a “market-dominating business entity” under the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on various conditions, one of which was that our and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. Although we were no longer subject to any market share limitations, we voluntarily undertook to limit our market share to 52.3%, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002, until the end of 2007. We can give no assurance that the Government will not impose restrictions on our market share in the future or that we will not undertake to voluntarily restrict our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded.

The additional regulation to which we are subject has affected our competitiveness in the past and may materially hurt our profitability and impede our ability to compete effectively against our competitors in the future.

Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.

Charges of financial statement irregularities by certain directors and executives at our affiliate SK Networks culminated in the resignation of four of our board members and executives in March 2004, although none of these resignations were related to any allegations of wrongdoing in connection with their role in our business. We were not implicated in any of the charges against SK Networks’ management. However, continuing financial difficulties at SK Networks could result in our having to look for alternative sources for handset distribution and fixed network line needs. In February, 2004, Mr. Kil Seung Son and Mr. Tae Won Chey, both of whom served on our board of directors at the time, were each sentenced to three-year prison terms by the Court of First Instance (which terms were suspended for five years by the Appellate Court) in connection with allegations of financial misconduct at SK Networks. In connection with such allegations, Mr. Kil Seung Son and Mr. Tae Won Chey resigned from our board of directors. The sentence of the Court of First Instance was affirmed by the Supreme Court in May 2008. See “Item 6.A. Directors and Senior Management — Involvement In Certain Legal Proceedings”.

In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by Won 1.1 trillion and overstated its profits by Won 1.5 trillion. In November 2003, SK Networks underwent a capital reduction and sold approximately Won 1 trillion of its assets as part of its restructuring plan, and SK Holdings Co., Ltd. (formerly known as SK Corporation) approved a Won 850 billion debt-for-equity swap. See “Item 7.A. Major Shareholders” for more information regarding the corporate reorganization of the entity formerly known as SK Corporation. SK Networks graduated from its debt restructuring program in April 2007.

SK Networks also serves as a distributor of handsets manufactured by third parties to our nationwide network of dealers. SK Networks was also the exclusive distributor of all of the handsets sold by our former subsidiary, SK Teletech, prior to our sale of the company to Pantech & Curitel in July 2005. Samsung Electronics Co., Ltd., LG Electronics Inc., Motorola Korea, Inc. and Pantech & Curital suspended their supply handsets to SK Networks for two to three weeks in April 2003 because of the credit risk of SK Networks. In May 2003, all suppliers resumed their supply of handsets on the condition that payment on their mobile phones be made in cash within one week of delivery. Although we believe that handset manufacturers will be able to find another distributor to replace SK Networks in the event SK Networks is no long able to distribute handsets, there may be difficulties in efficiently distributing handsets to our subscribers and other customers in the short term.

In addition, as of December 31, 2007, we leased a majority of our leased lines from SK Networks. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”. If there is a material disruption of SK Networks’ ability to maintain and operate this business due to its financial difficulties, we may need to seek alternative sources, which may result in a disruption of our services in the short term, which, in turn, may have a material adverse effect on our business.

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

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea and a significant portion of our operations is based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy due in part to problems with the U.S. housing market and the reduced availability of credit in the U.S. have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition, results of operations and cash flows.

Developments that could have an adverse impact on Korea’s economy include:

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in restructuring Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on our results of operations and on the prices of our common stock and the ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 37.9% of our total consolidated long-term debt, including current portion, as of December 31, 2007; and

•	an increase, in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our common shares.

If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

There is currently a 49% limit on the aggregate foreign ownership of our issued shares. Under an amendment to the Telecommunications Business Act, which became effective in May 2004, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of March 31, 2008, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.09%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of March 31, 2008, which we believe was 48.19%) would exceed the 49% ceiling on foreign shareholding. As of March 31, 2008, a foreign investment fund and its related parties collectively held a 4.81% stake in SK Holdings. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

If our aggregate foreign shareholding limit is exceeded, the KCC may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Holdings. Furthermore, if SK Holdings is considered a foreign shareholder, it may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the KCC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%. If a corrective order is issued to us by the KCC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the KCC may

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years.

The amendment to the Telecommunications Business Act in May 2004 also authorizes the KCC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. For a description of further actions that the KCC could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

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

In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. As of March 31, 2008, these convertible notes were convertible by the holders into shares of our common stock at the rate of Won 204,636 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

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

As of December 31, 2007, POSCO owned 2.88% of our issued common stock. POSCO has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders”. Companies in the SK Group, which collectively owned 23.09% of our issued common stock as of December 31, 2007, may sell their shares of our common stock in order to comply with the Fair Trade Act’s limits on the total investments that companies in a large business group, such as the SK Group, may hold in other domestic companies. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

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

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock on deposit, which was 1,317,494 shares as of March 31, 2008, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of association or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock on October 7, 2002. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

SK Holdings, through one or more special purpose vehicles, has engaged and may in the future engage in monetization transactions relating to its ownership interest in us. These transactions have included and may include offerings of securities that are convertible or exchangeable into our ADSs. Many investors in convertible or exchangeable securities seek to hedge their exposure in the underlying equity securities at the time of acquisition of the convertible or exchangeable securities, often through short selling of the underlying equity securities or through similar transactions. Since a monetization transaction could involve debt securities linked to a significant number of our ADSs, we expect that a sufficient quantity of ADSs may not be immediately available for borrowing in the market to facilitate settlement of the likely volume of short selling activity that would accompany the commencement of a monetization transaction. This short selling and similar hedging activity could place significant downward pressure on the market price of our ADSs, thereby having a material adverse effect on the market value of ADSs owned by you.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We have also strengthened our global competitiveness by expanding into key overseas markets and we continue to look outside Korea for investment and growth opportunities. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries. One of our most recent efforts to pursue new opportunities in the convergence business area is our acquisition of an additional 38.6% stake in hanarotelecom, Korea’s second-largest fixed-line operator, which was completed in March 2008.

We provide our wireless telecommunications services principally through backbone networks using CDMA and WCDMA technology. These networks are, collectively, accessible to approximately 99% of the Korean population. In addition, we also provide wireless broadband Internet access through our WiBro service. For a more detailed description of our backbone network infrastructure, see “— Digital Cellular Network” below. Our advanced and extensive wireless telecommunications infrastructure has enabled us to offer high-quality cellular voice transmission services at competitive prices, as well as to develop and deploy an increasingly sophisticated range of wireless data and multimedia products and services, including wireless Internet services, in step with technological advancements and growing consumer demand. We believe our network infrastructure also provides us with a competitive advantage in pioneering new business opportunities created by digital convergence.

As of December 31, 2007, we had approximately 22.0 million subscribers throughout Korea, of which 19.3 million owned data-capable handsets, which are handsets that support cellular voice and data transmission. As of December 31, 2007, our share of the Korean wireless market was approximately 50.5%, based on number of subscribers, according to the MIC.

On May 31, 2008, we had a market capitalization of approximately Won 16.5 trillion (US$15.8 billion, as translated at the noon buying rate of June 27, 2008) or approximately 1.60% of the total market capitalization on the KRX Stock Market, making us the eighth largest company listed on the KRX Stock Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

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

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4.B. Business Overview — Competition”. Thus, there are currently three providers of wireless voice telecommunications services in Korea, us, KTF, which is a subsidiary of KT Corporation, and LGT. According to the MIC, as of December 31, 2007, we had 50.5% market share of the Korean wireless telecommunications market in terms of subscribers, while KTF and LGT had market shares of 31.5% and 18.0%, respectively.

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

A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LGT. From July 2004, a two-way MNP was implemented so that KTF subscribers could transfer to us and LGT. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2005, 2006 and 2007, approximately 2.2 million, 2.9 million and 3.4 million, respectively, of our subscribers transferred to our competitors. Approximately 0.7 million, 0.8 million and 1.1 million of LGT’s subscribers in 2005, 2006 and 2007, respectively, and approximately 1.5 million, 2.1 million and 2.3 million in 2005, 2006 and 2007, respectively, of KTF’s subscribers migrated to our service.

In January 2005, the Government granted KT Corporation and us a license to offer WiBro service. According to an MIC report published in April 2006, the number of WiBro subscribers is expected to rise to more than 8 million subscribers by the end of 2010.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 47.7 lines per 100 population as of

December 31, 2007, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 89.8 subscribers per 100 population as of December 31, 2007. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of or for the Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except for per population amounts)

Population of Korea(1)	47,849	48,082	48,294	48,297	48,456
Wireless Subscribers(2)	33,592	36,586	38,342	40,197	43,498
Wireless Subscribers per 100 Population	70.2	76.1	79.4	83.2	89.8
Telephone Lines in Service(2)	22,877	22,871	22,920	23,119	23,130
Telephone Lines per 100 Population	47.8	47.6	47.5	47.9	47.7

(1)	Source: National Statistical Office of Korea

(2)	Source: MIC

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 89.8% as of December 31, 2007 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 43.5 million as of December 31, 2007.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals. As of December 31, 2007, approximately 11.1 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing advanced wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2003	2004	2005	2006	2007
	(In thousands)

Number of Wireless Internet Enabled Handsets	31,431	35,017	37,202	38,894	41,598
Total Number of Wireless Subscribers	33,592	36,586	38,342	40,197	43,498
Penetration of Wireless Internet Enabled Handsets	93.6%	95.7%	97.0%	96.8%	95.6%

Source: MIC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to the Korea Network Information Center, or KRNIC, the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 34.8 million at the end of 2007, a 30.8% compound annual growth rate. From the end of 2003 to the end of 2007, the number of broadband Internet access subscribers increased from approximately 11.2 million to approximately 14.7 million, a 7.0% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	As of December 31,
	2003	2004	2005	2006	2007

Number of Internet Users(1)	29,220	31,580	33,010	34,120	34,820
Number of Broadband Subscribers(2)	11,172	11,921	12,191	14,043	14,709

(1)	Source: KRNIC.

(2)	Source: MIC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had approximately 22.0 million subscribers as of December 31, 2007 and, in 2007, our share of the Korean wireless market was approximately 50.5%, based on the number of subscribers, according to the MIC. We provide the following core services:

•	Cellular voice services. We provide wireless voice transmission services to our subscribers through our backbone cellular networks and also offer wireless global roaming services though service agreements with various foreign wireless telecommunications service providers. (Accordingly, while “cellular voice services” principally refer to our core wireless voice transmission services, they also comprise our wireless voice and data global roaming services.)

•	Wireless data services. We also provide wireless data transmission services, including wireless Internet access services, which allow subscribers to access a wide range of online digital contents and services, as well as to send and receive text and multimedia messages, using their mobile phones.

•	Digital convergence and new businesses. We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including satellite digital media broadcasting, or satellite DMB, service, which enables satellite broadcasting to mobile devices and “Telematics” service, which makes use of global positioning system, or GPS, technology. In addition, in March 2008, we completed the acquisition of an additional 38.6% stake in hanarotelecom, which is the second-largest fixed-line operator in Korea. For more information about our acquisition of an additional equity interest in hanarotelecom, see “— Our Services — Digital Convergence and New Business” below.

In addition, we actively participate in various overseas markets, including in the United States, China and Vietnam.

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

Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services, including in connection with our development of new and advanced wireless technologies. We believe we have the most extensive and advanced wireless telecommunications network in Korea and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network and are currently expanding the coverage area of our WiBro service. In June 2007, we began HSUPA upgrades to our WCDMA network, which we expect to complete by the end of 2009. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, enable us to more quickly introduce the latest wireless telecommunications products and services and allow us to efficiently implement new wireless technologies as market opportunities arise.

•	Offer a broad range of new and innovative wireless data contents and services. We plan to improve the service quality and expand the range of our wireless data contents and services, principally through our integrated wireless and fixed-line Internet portal, NATE, with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or “m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers.

•	Leverage our extensive network infrastructure, technical know-how and leading market position to exploit opportunities that arise from an increasingly convergent era in telecommunications and to pioneer new businesses. We believe that increasing convergence among communications technologies, as well as between the telecommunications sector and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure, know-how and extensive subscriber base provide us with a competitive advantage. We further believe that digital convergence will support demand for increasingly integrated products and services. In March 2008 we completed the acquisition of an additional 38.6% equity stake in hanarotelecom, Korea’s second-largest fixed-line operator. We hope to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and wireless services and by creating greater convergence opportunities across various media platforms. We also plan to continue to improve our existing convergence services, such as Telematics and the satellite DMB service operated by our subsidiary, TU Media.

•	Continue global expansion by seeking opportunities in overseas markets. We continue to seek opportunities to expand into various overseas markets. In light of the high saturation of the Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth. We plan to leverage our homegrown technical expertise and operational know-how to gain entry into foreign markets — particularly those with less mature and/or rapidly growing wireless telecommunications sectors. To this end, we have made selective majority and minority investments in mobile telecommunications companies operating in key foreign markets and formed strategic alliances with many leading international telecommunications service providers. We have also actively participated in regional and international cooperative organizations to reinforce our global competencies and keep pace with advancements in overseas telecommunications markets. In addition, we believe that our continued expansion into international markets will better position us to ensure that our network technologies and wireless applications remain compatible with emerging global standards. We believe this will provide us with a competitive advantage as the wireless telecommunications paradigm moves toward increasingly interconnected regional networks responsive to growing consumer demands for seamless universal access to wireless products and services.

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

We first introduced digital cellular service using CDMA technology in January 1996 and substantially completed the geographic build-out of our basic CDMA network in 1998. In October 2000, we began offering 2G wireless voice and data transmission services on our more advanced CDMA 1xRTT network, which we then fully upgraded to the even more advanced CDMA 1xEV-DO technology, beginning in 2002. Our CDMA networks cover 84 cities nationwide, or approximately 99% of the Korean population.

We launched WCDMA services, our 3G wireless voice and data transmission services, in 2003. In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. In June 2007, we commenced a further upgrade of our WCDMA network to support HSUPA technology. We expect these updates to be complete by the end of 2009. Our WCDMA network enables significantly faster and higher-quality voice and data transmission than our 2G networks and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications. We believe these enhanced transmission capabilities may encourage increased subscriber usage of our wireless data transmission services.

We also began to offer wireless broadband Internet access through our WiBro service in May 2006. A data-only transmission technology, WiBro supports wireless data transmission at even higher speeds than possible on our WCDMA network. We believe that our WiBro service will complement our other wireless telecommunications services by allowing us to enhance our data transmission service options in metropolitan areas where there is a high demand for large packet data services, particularly wireless Internet access. We currently offer WiBro service to “hot zone” areas in 23 cities in Korea and plan to expand coverage to hot zone areas in 42 cities by the end of 2008.

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

T-Roaming Services.  We also offer cellular global roaming services, branded as our “T-Roaming” service, through service agreements with various foreign wireless telecommunications service providers. Global roaming services allow subscribers traveling abroad to make and receive calls, often using their regular mobile phone numbers. Subscribers using EV-DO- and WCDMA-capable handsets are able to make and receive calls using their regular mobile phone number without changing their handsets. In addition, we provide global roaming service to foreigners travelling to Korea. In such cases, we generally receive a fee from the traveller’s local wireless service provider.

Our global roaming service is offered in three basic technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. We currently offer CDMA voice roaming services in 20 countries, including countries in Asia, North and South America, as well as, Guam, Saipan and New Zealand; GSM voice roaming services in 155 countries, including countries in Europe, North America, Africa, the Middle East and Asia; and WCDMA voice roaming services in 54 countries, including countries in Asia, Europe, the Middle East, Africa and Australia. In addition, we offer CDMA global data roaming services in 8 countries, including China, Japan, Taiwan, Thailand, Indonesia, Vietnam, Guam and Saipan, and WCDMA global data roaming services in 49 countries in Asia, Europe, the Middle East and Africa. In 2007,

approximately 3.0 million subscribers utilized our global roaming services. The global roaming service we provide to foreigners traveling to Korea is generally WCDMA-based.

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

SMS and MMS Services.  We provide wireless data communication services, including our basic short text message service, or SMS, which allows subscribers to send and receive short text messages to and from their mobile phones. SMS, which is also known as our “phone mail” service, continues to be one of our most popular data transmission services. In addition to text-only SMS, we also offer a multimedia message service, or MMS. MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA 1 x EV-DO network, the implementation of WCDMA technology has significantly increased the quality, speed and range of our multimedia message services.

Wireless Internet Services.  In addition to our wireless data communications services, we also offer our subscribers wireless access to the Internet, primarily through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our cellular network and the Internet. Through our NATE portal, subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. As of December 31, 2007, approximately 19.3 million, or 87.7%, of our subscribers owned WAP-enabled handsets capable of accessing our CDMA 1xRTT network, or any of our more advanced networks.

•	Wireless Entertainment and Community Services: We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific portal sites that we operate, including:

➢	MelOn, a music portal that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones and MP3 players, as well as fixed-line devices, such as personal computers. As of December 31, 2007, we had approximately 9.8 million subscribers to our MelOn service;

➢	Gaming Services, we offer subscribers various mobile gaming options through our NATE portal. For example, we offer a variety of multi-player, interactive mobile games, as well as anime-based mobile games. In addition, we also offer 3D mobile games that subscribers can download to mobile phones and other wireless devices equipped with a mobile gaming-specific chip;

➢	Cizle, a movie portal, which provides subscribers access to a broad range of movie-related contents. As with our MelOn service, we operate an integrated wireless and fixed-line Cizle website, which subscribers can access using both wireless and fixed-line devices. Subscribers can also purchase movie tickets, learn theater schedules and purchase video-on-demand contents through our Cizle portal; and

➢	Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our subsidiary SK Communications. For a more detailed description of the fixed-line Cyworld portal, see “— Other Products and Services — Other Portal Services — Community Portal Service”.

Since November 2002, we have also provided our subscribers access to multimedia content through “June”, a wireless data service that provides streaming content, primarily using our CDMA 1xEV-DO technology.

Content provided through the June service includes digital video and music downloads; television programs, which can be viewed real-time; June subscribers with EV-DO- or WCDMA-capable handsets can also access the Internet through NATE.

•	Wireless Financial Services: We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial businesses include:

➢	Moneta, a financial portal that allows subscribers to use their mobile phones to access an array of financial contents and services relating to securities trading, insurance, real estate and personal asset management;

➢	Moneta Transportation, a mobile payment technology that allows subscribers to use their mobile phones to pay for public transportation fares in lieu of cash payment or pre-paid transportation cards. Moneta Transportation requires a WCDMA-capable handset with a built-in universal subscriber identity module, or USIM, card;

➢	M-Banking, a banking portal, which provides access to certain electronic banking services operated by participating commercial banks, and, accordingly, enables subscribers to perform certain banking transactions, such as account inquiries, wire transfers and credit card payments, through their mobile phones;

➢	11th Street, an online shopping mall that links wired and wireless shopping services; and

➢	Gifticon, a service that allows users to pay for and give gifts using their mobile phone. Payments are settled wirelessly and recipients are notified of their gifts by instant messaging or via our NATE data service.

•	Wireless News and Search Services: We offer our subscribers a range of wireless news and search services, including access to domestic and international news content, dictionary resources and real-time weather information. Subscribers can also search for and purchase books, DVDs, CDs and lottery tickets, as well as download discount coupons for use at offline stores.

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

One of our most recent efforts to pursue new opportunities in the convergence business area is our acquisition of an additional 38.6% stake in hanarotelecom for Won 1.1 trillion in March 2008. hanarotelecom is Korea’s second-largest fixed-line operator and currently provides fixed-line telephone and broadband-based Internet services. hanarotelecom also operates “Hana TV”, a video-on-demand service and plans to roll out real-time Internet protocol TV, or IP TV, services in the future. We are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and mobile telecommunications services. We also believe the acquisition creates opportunities to aggregate and broadcast digital content across various media platforms.

Our other convergence services include:

Satellite DMB Business.  In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, we were committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite. The acquisition cost of the satellite was approximately Won 205.2 billion, of which our portion was Won 71.2 billion. DMB technology allows broadcasting of multimedia content through transmission by satellite to various mobile devices. For example, DMB technology allows users to view satellite television broadcasts on mobile phones, portable handsets or vehicle-mounted televisions that are enabled to receive DMB transmission. TU Media is currently developing new convergence services that combine wireless telecommunications technologies with traditional broadcasting contents, advertising contents and retail services. We believe that this business will enable us to improve the breadth of wireless multimedia services that we already offer and remain competitive in the face of increasing convergence in the telecommunications and broadcasting industries.

We launched a satellite DMB in March 2004. In October 2004, we granted the right to use the satellite DMB to our then-affiliate, TU Media. TU Media began to provide commercial satellite DMB service in May 2005 and today remains Korea’s sole operator of satellite digital mobile broadcasting services. TU Media currently offers a range of broadcast content including education, games, drama, music, news and culture over more than 35 channels, including TUBOX, a pay-per-view movie channel that broadcasts movies before their DVD release. As of December 31, 2007, TU Media had more than 1.3 million subscribers.

In February 2007, we purchased 4,615,798 new shares of TU Media for Won 32.4 billion, increasing our equity interest from 29.6% as of December 31, 2006 to 32.7%. Following this equity investment, TU Media became our consolidated subsidiary. In March 2008, we made an additional Won 55.0 billion capital contribution to TU Media, increasing our equity interest to 44.2%. We are currently TU Media’s largest shareholder.

Telematics Service.  In February 2002, we introduced a Telematics service called T-Map Navigation. T-Map Navigation is an interactive navigation service that uses GPS technology and our NATE platform to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices, including vehicle-mounted devices and portable handsets.

We believe that Telematics also creates opportunities for synergy between mobile telecommunications and other industries. Under an agreement entered into in April 2002 with Renault Samsung Motors and Samsung Electronics, we are co-developing a customized Telematics system for use in Renault Samsung vehicles. The implementation of more advanced 3G transmission technologies has also facilitated the increased integration of our wireless platforms customized for vehicular use and, in particular, created synergies between our Telematics services and satellite DMB broadcasting services. We offer bundled Telematics and satellite DMB broadcasting services through a single, integrated vehicle-mounted device.

We are currently developing additional applications for our telematics service in cooperation with companies in the logistics and insurance industries. We also see potential applications of Telematics technology in the tourism industry. In December 2004, we launched Telematics service on Jeju Island and, in August 2005, were selected as the pilot Telematics service provider for Jeju Island as part of the MIC and Jeju Island’s joint effort to showcase the island as a model for Telematics service.

Global Business

We actively participate in various overseas markets, particularly in the United States, China and Vietnam. We continue to seek opportunities to expand our global business, primarily through joint ventures and other strategic alliances with local partners.

Our global business strategy is to focus primarily on those regions in which we have already made strategic investments. However, we will also continue to study new opportunities for expansion into new regions abroad.

United States.  On March 24, 2005, we and EarthLink, a major Internet services provider in the United States, completed the formation of HELIO, LLC. (formerly named SK-EarthLink LLC.), a Delaware limited liability company, to provide wireless voice and data services in the United States. We hold our interests in HELIO through our wholly-owned U.S. subsidiary, SK Telecom USA Holdings, Inc. Together with our joint venture partner, EarthLink, we made a combined initial investment in HELIO of US$440 million in cash and non-cash assets.

In July 2007, we and EarthLink entered into a lending agreement with HELIO pursuant to which we and EarthLink could lend up to US$200 million to HELIO, and each made an initial loan to HELIO of US$30 million. In November 2007, we and EarthLink cancelled such lending agreement and HELIO issued to each of us a US$30 million secured exchangeable promissory note, bearing interest at 10% per annum and payable at maturity in July 2010. The notes are exchangeable for membership units of HELIO at any time up to the maturity date. The notes may also be prepaid by HELIO at any time without penalty.

In November 2007, we and EarthLink also amended and restated HELIO’s joint venture agreements, whereby we agreed to make up to US$270 million in additional equity contributions to HELIO. In February 2008, HELIO’s joint venture agreements were further amended to make certain modifications to the terms of the outstanding membership interests owned by us, EarthLink and the other HELIO investors. In 2007 and the first quarter of 2008, we made additional equity contributions of US$150 million, in aggregate, to HELIO. As a result, as of March 31, 2008, we were HELIO’s largest shareholder, with a 68.8% equity interest in the company. As of the same date, EarthLink, HELIO’s second-largest shareholder, held a 27.9% equity interest.

In June 2008, we and EarthLink entered into an agreement with Virgin Mobile USA, Inc., a leading provider of wireless communications services in the United States that was founded as a joint venture between Sprint Nextel and the Virgin Group, and certain of its affiliates, pursuant to which Virgin Mobile USA, Inc. and certain of its affiliates agreed to acquire our aggregate equity interest in HELIO. As consideration, we and EarthLink will acquire limited partnership units of Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company), equivalent to 13 million shares of Virgin Mobile USA, Inc.’s Class A common stock (valued at approximately US$39 million). This transaction is expected to close in the third quarter of 2008, subject to regulatory approvals and the satisfaction of other closing conditions. In addition, in June 2008, we and the Virgin Group agreed to each invest US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common stock, pending the approval of Virgin Mobile USA, Inc.’s shareholders. The preferred shares will carry a four-year maturity and a 6% annual dividend. Upon the approval of Virgin Mobile USA, Inc.’s shareholders, the preferred stock will convert into Class A common shares when the shares reach the conversion price of US$8.50 per share or upon maturity.

HELIO is a non-facilities-based nationwide mobile virtual network operator (“MVNO”) offering cellular voice and data services to wireless consumers by renting networks from network operators. HELIO commercially launched its MVNO services extensively across the United States in May 2006. HELIO taps into the previously under-served but rapidly growing wireless data, entertainment, and voice market in the United States, also leverages our expertise in developing and implementing 3G technology and other cutting-edge applications and EarthLink’s established sales channels, Wi-Fi experience, network data centers and billing capabilities. As of March 31, 2008, HELIO had approximately 186,000 subscribers.

Since December 2004, we have been offering our COLORing solution to Verizon Wireless, a major mobile phone service provider in the United States. As an application service provider, we receive an agreed percentage of Verizon’s COLORing service related revenues.

China.  In February 2004, we and China Unicom, the second largest telecom operator and the only CDMA-based telecommunications service provider in China, established a joint venture company called UNISK Information Technology Co., Ltd., with an aggregate initial investment of approximately US$6 million. We own a 49% stake of UNISK and China Unicom holds a 51% stake. UNISK offers wireless Internet service in China under a brand name that means “community of young elites” in Chinese. In addition, on July 5, 2006, we purchased US$1 billion in aggregate principal amount of zero coupon convertible bonds issued by China Unicom, convertible into common shares of China Unicom. In August 2007, we converted such bonds into shares representing a 6.6% equity interest in China Unicom to become China Unicom’s second-largest shareholder. In May 2008, China Unicom announced that it may merge with China NetCom, a leading broadband communications and fixed-line telecommunications operator in China. The merger remains subject to approval by the board of directors of China Unicom during a meeting expected to be held in September 2008. In the event the merger is consummated, we expect our equity interest in China Unicom to decrease to 3.8% from 6.6%.

In July 2004, we, through our subsidiary U-Land Company Ltd., acquired ViaTech, an Internet portal service and mobile contents provider in China, to enhance our wireless Internet contents and expand our service area. Through ViaTech, we offer a Chinese-language version of Cyworld to subscribers in China. ViaTech had more than 4 million Cyworld subscribers as of December 31, 2007.

In August 2006, we entered into a memorandum of understanding with China’s National Development and Reform Commission to assist China develop TD-SCDMA technology, China’s 3G standard. To support joint research and development in 3G multimedia services, value-added services and development of the TD- SCDMA network, we and the Chinese government established a research and development center in Beijing in February 2007. To further facilitate the commercialization and implementation of TD-SCDMA, we also opened a TD-SCDMA test center in Bundang, Korea in April 2007.

In February 2008, we, through our wholly-owned Chinese subsidiary, SK Telecom China Holding Company, invested Won 13.9 billion to acquire a 65.5% equity interest in Shenzhen E-eye High Tech Co., Ltd., a global positioning system service company in China. We believe the acquisition of Shenzhen E-eye High Tech will allow us to leverage opportunities created by the rapidly growing telematics market in China.

In March 2008, we acquired a 42.2% equity interest in TR Music, a major record label in China, for US$10.7 million. In addition, in May 2008 we invested US$7.8 million to acquire a 30.0% equity interest in Magic Tech Network, a Hong Kong company that develops and publishes online games in China.

Vietnam.  With a wireless telecommunications service penetration rate of only 46% as of December 31, 2007, we believe that the Vietnamese mobile communication market offers significant opportunity for future growth. In July 2003, our subsidiary, SKT Vietnam PTE Ltd., entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish a joint venture company, S-Telecom, to provide mobile telecommunications services and commercial CDMA service, the first of its kind in Vietnam, under the brand name “S-Fone”. Pursuant to such contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the expenditures necessary to operate the business, SKT Vietnam and Saigon Post & Telecommunication Services Corporation have agreed to equally contribute the necessary working capital. We held a 73.3% equity interest in SKT Vietnam as of December 31, 2007. With respect to our involvement in S-Telecom, our maximum exposure to loss was approximately Won 167.6 billion as of December 31, 2007.

In December 2005, SKT Vietnam began expanding the CDMA network to all of Vietnam in order to meet the needs of a growing subscriber base. By September 2006, network coverage was expanded to cover all 64 provinces, including Ho Chi Min and Hanoi. S-Fone had approximately 3.5 million subscribers as of December 31, 2007 and had a 9.0% market share according to Vietnam’s Ministry of Posts and Telematics, based on the number of wireless subscribers in Vietnam, as of such date.

Mongolia.  In July 1999, we acquired a 27.8% equity interest in Skytel Co., Ltd., Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately US$500,000. As of December 31, 2007, our equity interest in Skytel was 26.4%.

Regional and International Strategic Alliances.  We have also entered into various strategic alliances with leading companies in the Asian and European wireless telecommunications markets. For instance, we are a member of the Bridge Alliance, the largest pan-Asian alliance of its kind, which includes eleven of the region’s leading wireless service providers. In June 2007, we also signed a memorandum of understanding with the Freemove Alliance, an alliance of leading European wireless service providers, including Orange SA of France, Telecom Italia Mobile S.p.A. of Italy, T-Mobile International AG & Co. AG of Germany and Teliasonera Mobile Networks AB of Sweden, for the development of expanded WCDMA-based roaming service in Europe. We plan to continue improving customer service as well as service quality, by developing co-marketing programs and other joint projects with our regional and global partners and by further fostering our regional and international alliances.

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

Other Portal Services.

•	Fixed-line NATE portal service. Our subsidiary, SK Communications, offers a fixed-line portal service under our “NATE” brand name and at the website www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine, as well as access to free e-mail accounts. SK Communications also operates NATE-ON, an instant messaging service available to NATE users. NATE-ON allows users to chat online using a variety of wireless, as well as wired, devices, such as mobile phones, personal digital assistants and portable computers.

•	Community Portal Service. “Cyworld”, also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where subscribers can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. As of December 31, 2007, our Cyworld portal service had approximately 22 million subscribers. We have also sought to expand our global reach by launching Cyworld service in overseas markets, including the United States, Japan, China and Taiwan. While retaining many aspects of the original Korean version that make Cyworld unique among social networking sites, we have redesigned foreign versions of Cyworld to make it more appealing to local audiences. We plan to continue expanding our “Global Cyworld” community, including to other countries in Asia.

In March 2004, we launched “Mobile Cyworld”, allowing wireless subscribers to access the Cyworld portal community site through their cellular phones.

In November 2007, SK Communications merged with Empas Corp., an internet search engine and portal site. We believe the merger will create valuable convergence synergies among our NATE, Cyworld and Empas services.

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

	As of or for the Year Ended December 31,
	2005		2006		2007
	(In billions of Won)

Initial Subscription Fees	~~W~~	232.3	~~W~~	252.4	~~W~~	392.4
Monthly Fees		3,365.1		3,629.5		3,949.8
Usage Charges(1)		5,538.8		5,565.9		5,763.0
Interconnection Revenue		898.6		1,033.4		1,062.2
Revenue from Sales of Digital Handsets(2)		294.6		—		51.7
Other Cellular Revenue(3)		32.5		34.4		18.1

Total	~~W~~	10,361.9	~~W~~	10,515.6	~~W~~	11,237.2

Additional Facility Deposits	~~W~~	3.4	~~W~~	9.0	~~W~~	2.4
Refunded Facility Deposits		11.0		11.7		17.1
Facility Deposits at Period End		23.8		21.1		6.4

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as international charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Until its sale to Pantech & Curitel in July 2005, our revenue from handset sales consisted of sales by our former subsidiary, SK Teletech. With the inclusion of HELIO as a consolidated subsidiary as of November 2007, revenue from handset sales currently consists of sales by HELIO.

(3)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

We charge our new customers an initial subscription fee for initial connection and service activation. In addition to the initial subscription fee, we require our customers to pay monthly plan-based fees, usage charges for outgoing voice calls and usage charges for wireless data services. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT Corporation and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection”. Monthly plan-based fees for some plans include free airtime and/or discounts for designated calling numbers.

We offer a variety of differentiated Standard Rate Plans that are designed to meet a wide range of subscriber needs and interests. Popular Standard Rate Plans include our couples discount plan, region discount plan and friends and family discount plan. The basic monthly fee for our Standard Rate Plans ranges from Won 9,900 to Won 90,000.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•	Data Plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer four Data Plans that provide unlimited wireless data services for monthly fees ranging from Won 3,500 to Won 25,000. Our Data Plans include “NATE only” plans, as well as “NATE + June” plans. We also offer a Data Plan that allows subscribers to use up to Won 100,000 of wireless Internet services each month for a fixed monthly fee of Won 10,000.

•	Videoconferencing Plans, for subscribers to our 3G services, which we provide primarily using our WCDMA network. The basic monthly fee for our Videoconferencing Plans ranges between Won 10,000 and Won 30,000.

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

We began to provide Caller ID service to customers free of charge commencing January 1, 2006. Also, effective September 1, 2004, we reduced our tariffs by 3.7% and reduced our monthly plan-based fees by 7.1%, resulting in a decrease in the monthly fee for our basic standard rate plan from Won 14,000 to Won 13,000. In January 2007, we reduced our usage fees for wireless Internet services by 30% and, in October 2007 we reduced usage fees for voice calls between our subscribers by 50%. In addition, in January 2008 we reduced our SMS usage charges from Won 30 per message to Won 20 per message. See “Item 5.A. Operating Results — Overview”.

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

We offer a variety of value-added services, including our COLORing, Auto COLORing, Call Keeper and Perfect Call services. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services, except Caller ID and call waiting services, which are offered free of charge to all beginning subscribers.

We offer wireless Internet access services to our subscribers through NATE. Subscribers using our CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a variable, usage basis. Standard usage rates for NATE range from Won 7 to Won 15 for ten seconds of airtime. Since April 23, 2001, a subscriber using our CDMA 1xRTT and CDMA 1xEV-DO networks is charged based on the amount of data that is transmitted to such subscriber’s handset. Subscribers using our WCDMA network are also charged based on the amount of data transmitted. The data transmitted is measured in packets of 512 bytes. We charge Won 4.55 per text packet, Won 0.9 per multimedia packet, for large volume data transfers, and Won 1.75 per multimedia packet, for smaller volume data transfers. In addition, we charge subscribers for purchases of certain digital contents and for certain wireless services, such as m-commerce transaction services.

We generally require new subscribers (other than certain corporate and Government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we may utilize to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company may elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We pay a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Seoul Guarantee Insurance Company reimburses us up to Won 350,000 for each insured subscriber that defaults on any payment obligations. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later elects the facility insurance option. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, any of our regional headquarters or sales offices, or at any of our authorized dealers. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 61.8 billion as of December 31, 2000 to Won 6.4 billion as of December 31, 2007. We do not expect to have to refund a significant amount of facility deposits in the future, because we believe that most of our subscribers who wish to be covered by the Seoul Guarantee Insurance Company have already elected to so.

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

Subscribers

We had 22.5 million subscribers as of April 30, 2008, representing a market share of 50.5%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our digital networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, Caller ID, three-way calling and wireless Internet services provided by NATE; and

•	our acquisition of Shinsegi in January 2002.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2005	2006	2007

Subscribers	19,530,117	20,271,133	21,968,169
Subscribers Growth Rate	4.0%	3.8%	8.4%
Activations	5,057,176	5,573,799	8,344,784
Deactivations	4,310,397	4,832,783	6,647,748
Average Monthly Churn Rate(1)	1.8%	2.0%	2.6%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV-DO-capable handsets by terminating their service and opening a new subscriber account.

We had 22.0 million subscribers as of December 31, 2007. For the year ended December 31, 2007, we had 8.3 million activations and 6.6 million deactivations, representing an average monthly churn rate of 2.6% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

Market Share Limitations

As a condition to our merger with Shinsegi consummated in January 2002, we were required to comply with certain market share limitations imposed by the FTC. Although we were no longer subject to mandatory market share limitations, until the end of 2007, we voluntarily limited our market share to no more than 52.3%, which was the combined market share held by us and Shinsegi at the time the MIC approved the merger. We can give no assurance that the Government will not impose restrictions on our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded, and our subscriber growth rate may decline.

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

In 2005, 2006 and 2007, respectively, approximately 2.2 million, 2.9 million and 3.4 million subscribers switched their wireless telecommunications service provider from us to KTF or LGT and approximately 2.2 million, 2.8 million and 3.4 million subscribers switched from KTF or LGT to us.

In 2005, 2006 and 2007, respectively, we gained approximately 0.7 million, 0.7 million and 1.7 million new subscribers, which represented approximately 42.5%, 39.9% and 51.4% of the aggregate number of new wireless subscribers gained by us, KTF and LGT in each year.

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

For 2007, our churn rate ranged from 2.0% to 3.2%, with an average churn rate of 2.6% for 2007, compared to an average churn rate of 2.0% for 2006. We cannot assure you that our churn rates will not increase in the future. See “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. In addition, for details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC Proceedings”.

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through 29 sales centers, 45 branch offices and a network of 1,173 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 200,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, including processing subscription applications and accepting facility deposits or arranging for insurance with Seoul Guarantee Insurance Company.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 2.0 billion with a repayment period of up to three years. As of December 31, 2007, we had an aggregate of Won 115 billion in loans to authorized dealers outstanding.

When we were the only cellular service provider in Korea, we were able to maintain a low level of marketing and advertising expenses. However, over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. In 2005, 2006 and 2007, advertising expenditures amounted to 2.6%, 2.8% and 3.3% of our revenues, respectively.

Marketing Strategies and Marketing Information Management

Next Generation Marketing Project.  In December 2003, we launched our “Next Generation Marketing” project to develop more effective marketing strategies and to implement related improvements to our information technology systems and infrastructure. In connection with this project, we have, from time to time, engaged third-party service providers to provide information technology consulting, design and other related services. In particular, in June 2005, we entered into a Won 53.5 billion agreement with SK C&C Co., Ltd. to provide such marketing-related information technology consulting and design services. The Next Generation Marketing project was completed in October 2006. Information technology improvements we have implemented in connection with this project include the introduction of more advanced and integrated accounts receivable, accounts payable and customer relationship management systems, as well as more effective information security controls. We believe these upgrades have enhanced our ability to process and utilize marketing- and subscriber-related data, which, in turn, has helped us to develop more effective and targeted marketing strategies, as well as improved the overall accuracy and management of certain financial data.

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

Interconnection

Our networks interconnect with the public switched telephone networks operated by KT Corporation, hanarotelecom incorporated, DACOM Corporation and KINX, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission, a governmental agency under the MIC.

For 2005, our total interconnection revenues were Won 898.6 billion and our total interconnection expenses were Won 989.4 billion. For 2006, our total interconnection revenues were Won 1,033.4 billion and our total interconnection expenses were Won 1,014.9 billion. For 2007, our total interconnection revenues were Won 1,062.2 billion and our total interconnection expenses were Won 1,078.7 billion.

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

In July 2004, the MIC introduced a new method of calculating interconnection rates for calls from fixed-line networks to wireless networks, based on the long-run incremental cost of each wireless service provider, taking into consideration technology development and future expected costs. The long-run incremental cost method has been adopted by other countries such as the United States, the United Kingdom and Japan. The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. The MIC announced the interconnection rates for 2007 in September 2006. Interconnection rates for 2008 are expected to be decided in September 2008 and once decided, will be applied retroactively to January 1, 2008.

	Rate per Minute
Applicable Year	SK Telecom		KTF		LGT

2004	~~W~~	31.81	~~W~~	47.66	~~W~~	58.55
2005		31.19		46.70		54.98
2006		33.13		40.06		47.01
2007		32.78		39.60		45.13

The impact on our operations of the decrease in our interconnection rate for 2007 was more than offset by an increase in incoming call volume in 2007, which resulted in an overall increase of Won 28.8 billion in interconnection revenues. Our interconnection expenses, however, also increased in 2007 by Won 63.8 billion, primarily due to higher subscriber numbers resulting in higher call volume. The Won 63.8 billion increase in interconnection expenses includes the increase in the mobile-to-mobile interconnection expenses that were paid to other wireless service providers.

Wireless-to-Wireless.  The MIC implemented interconnection charges for calls between wireless telephone networks in Korea starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from our imputed cost, which was Won 31.19 per minute, Won 33.13 per minute and Won 32.78 per minute for 2005, 2006 and 2007, respectively. Our revenues from the wireless-to-wireless charge were Won 502.7 billion in 2005, Won 606.8 billion in 2006 and Won 651.5 billion in 2007. Our expenses from these charges were Won 644.6 billion in 2004, Won 748.8 billion in 2005, Won 737.5 billion in 2006 and Won 784.7 billion in 2007. The charges above were agreed among the parties involved and confirmed by the MIC.

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

Digital Cellular Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, which currently reaches approximately 99% of the population, a CDMA 1xRTT/CDMA 1xEV-DO network, which currently reaches approximately 90% of the population, an HSDPA-capable WCDMA network, which currently reaches approximately 99% of the population and a WiBro network, which currently services “hot zone” districts in 23 cities in Korea.

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

CDMA 1xRTT and CDMA 1x EV-DO Networks

In October 2000, we began offering wireless voice and data services on our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology that allows transmission of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our basic CDMA network).

Unlike our CDMA network, our CDMA 1xRTT network has been designed to allow upgrades in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network to a more advanced technology called CDMA 1xEV-DO. CDMA 1xEV-DO is a CDMA-based technology, similar to CDMA 1xRTT, but which enables data to be transmitted at speeds of up to 2.4 Mbps. This higher transmission speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. In 2004, we completed the full upgrade of our CDMA 1xRTT network to CDMA 1xEV-DO technology. For details of our capital expenditures relating to CDMA 1xRTT and CDMA 1xEV-DO, see “Item 5.B. Liquidity and Capital Resources”.

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

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. Our WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. In June 2007, we began HSUPA upgrades to our WCDMA network and expect such upgrades to be complete by the end of 2009. HSUPA technology represents yet the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. Our implementation of HSDPA and HSUPA technology will allow us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. We also plan to continue enhancing our 3G service quality in 2008, including through the installation of additional small cell sites or cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources”, and for more information about risks relating to our WCDMA-based network, see “Item 3.D. Risk Factors — Implementation of 3G technology has required, and may continue to require, significant capital and other expenditures, which we may not recoup and such technology may be difficult to integrate with our existing technology and business”.

WiBro

We have also received a license from the MIC to provide wireless broadband, or WiBro services, which we believe will complement our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted initial pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service “hot zone” areas in 23 cities. “Hot zone” areas are districts and neighborhoods that are characterized by high levels of wireless data traffic, primarily financial districts and university environs. We plan to further expand service to hot zone areas in 42 cities by the end of 2008. Beyond 2008, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services.

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

As of December 31, 2007, our CDMA, CDMA 1RTT, CDMA 1xEV-DO, WCDMA and WiBro networks had an aggregate of 16,099 cell sites.

We purchase our principal digital wireless equipment for our CDMA networks from LG Electronics and Samsung Electronics. We have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV-DO networks from Samsung Electronics and have purchased substantially all of the equipment for our WCDMA network, including the software and firmware used to implement HSDPA and HSUPA upgrades, from Samsung Electronics and LG Nortel. We have purchased substantially all of the equipment for our WiBro network from Samsung Electronics.

Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we lease lines from SK Networks, KT Corporation and, to a lesser extent, hanarotelecom, LG Powercomm Co., Ltd. and Dreamline. Under applicable Korean law, those Korean fixed-line operators that satisfy applicable conditions regarding market share and sales volume set forth in the Telecommunications Business Act may not decline to provide leased line services to us without reasonable cause.

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

We currently hold a 37.1% equity interest in iHQ Inc., an entertainment management firm that produces films, manages entertainers and operates online game services. We also hold a 60.0% stake in Loen Entertainment Inc. (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. In July, 2007, we also acquired a 66.7% equity interest in Ntreev Soft Co., Ltd., an online game developer, particularly known for its multi-player sports games and anime-based games. Through our investments in companies such as iHQ, Loen Entertainment and Ntreev Soft, we are able to offer customers of our MelOn, Cizle and Gaming portal services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In July and October 2005, we and certain other Korean investment companies invested an aggregate Won 40 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2007, our contribution to the funds amounted to Won 40 billion. Furthermore, in September, October and December 2005, we and co-investors invested an aggregate Won 55.8 billion to establish four movie-production funds to strengthen our ability to obtain movie content. We had invested Won 28.5 billion in the funds as of December 31, 2007. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

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

Other Investments

Our other investments include:

•	POSCO. We currently own a 2.9% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2007 of Won 1,426.8 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•	hanarotelecom. We currently own a 43.4% interest in hanarotelecom with a book value, following our acquisition of a 38.6% equity stake in the company in March 2008, of Won 1,206.3 billion as of March 31,

2008. hanarotelecom currently provides fixed-line telephone and broadband-based Internet services and “Hana TV”, a video-on-demand service and plans to roll out real-time IP TV services in the future.

•	LG Powercomm. We currently own a 5.0% interest in LG Powercomm (formerly Powercomm Corporation), with a book value as of December 31, 2007 of Won 89.4 billion. Powercomm is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea.

•	SK C&C. We currently own a 30.0% equity interest in SK C&C, with a book value as of December 31, 2007 of Won 1,037.6 billion. SK C&C is an information technologies services provider. We are party to several service contracts with SK C&C related to development and maintenance of our information technologies systems. See “Item 7.B. Related Party Transactions”. We intend to dispose of our entire equity interest in SK C&C in the initial public offering of SK C&C’s common shares on the Korea Exchange, expected to be completed in July 2008. We can provide no assurance, however, that the initial public offering will be consummated on a timely basis or at all.

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

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA 1xEV-DO, WCDMA, CDMA2000 and WiBro.

See “Item 3.D., Risk Factors — Competition may reduce our market share and harm our results of operations and financial condition”.

As of December 31, 2007, according to the MIC, KTF and LGT had 13.7 million and 7.8 million subscribers, respectively, representing approximately 31.5% and 18.0%, respectively, of the total number of wireless subscribers in Korea on such date. As of December 31, 2007, we had 22.0 million subscribers, representing a market share of approximately 50.5%.

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

Law and Regulation

Overview

Korea’s telecommunications industry is subject to comprehensive regulation by the KCC, which is responsible for information and telecommunications policies, radio and broadcasting management. The KCC regulates and supervises a broad range of communications issues, including:

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

Pursuant to an amendment to the Government Organization Act, effective as of February 29, 2008, the Ministry of Information and Communication, or “MIC”, has recently become the Ministry of Knowledge Economy, and functions formerly performed by the MIC are now performed separately by the Ministry of Knowledge Economy, the Ministry of Culture, Sports and Tourism, the Ministry of Public Administration and Security, and, particularly, the KCC. In this report, we refer to the MIC as the relevant governmental authority in connection with any approval granted or action taken by the MIC prior to such amendment and to such other relevant governmental authority in connection with any approval granted or action taken by such other relevant governmental authority subsequent to such amendment.

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the KCC for each of the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using WCDMA and WiBro technology. Our cellular license does not provide for a fixed term, our IMT-2000 license is valid for 15 years starting from 1999 and our WiBro license is valid for seven years starting from 2005.

The KCC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MIC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. A network services provider that wants to cease its business or dissolve must obtain KCC approval.

In May 2007, the MIC issued a request for comments on a proposal to amend the enforcement regulations under the Telecommunications Business Act. Under the proposed amendment, many telecommunications services would fall under a broad class of “transmission services”. As a result, currently licensed telecommunications service providers would be able to provide local, long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The proposed amendment to the enforcement regulations under the Telecommunications Business Act is currently being considered by the KCC .

In the past, the MIC has stated that its policy was to promote competition in the Korean telecommunications market through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. While all network service providers are subject to KCC regulation, we are subject to increased regulation because of our position as the dominant wireless telecommunications services provider in Korea.

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

Because we belong to the SK Group, which is a large business group, we are subject to the following restrictions under the Fair Trade Act:

•	Restriction on debt guarantee among affiliates. Any affiliate within the SK Group may not guarantee the debts of another domestic affiliate, except for certain guarantees prescribed in the Fair Trade Act, such as those relating to the debts of a company acquired for purposes of industrial rationalization, bid deposits for overseas construction work or technology development funds.

•	Restriction on cross-investment. A member company of the SK Group may not acquire or hold shares in an affiliate belonging to the SK Group that owns shares in the member company.

•	Public notice of board resolution on large-scale transactions with specially related persons. If a member of the SK Group engages in a transaction with a specially related person in the amount of 10% or more of the member’s capital or for Won 10 billion or more, the transaction must be approved by a resolution of the member’s board of directors and the member must publicly disclose the transaction.

•	Restrictions on equity investments in other domestic companies. Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC is generally required to limit its total investments in other domestic companies to 40% of its non-consolidated net assets. Depending on the time frame in which such a company acquired shares in excess of the 40% ceiling, the FTC may issue corrective orders requiring, for example, the disposition of the shares held in excess of the 40% ceiling or imposing limitations on the voting rights for such shares and/or monetary sanctions. We were subject to such restrictions on equity investments in other domestic companies until July 3, 2007, when the company formerly known as SK Corporation underwent a corporate reorganization, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. and the surviving company, renamed SK Holdings Co., Ltd., became a holding company under the Fair Trade Act. As a holding company under the Fair Trade Act, SK Holdings and its subsidiaries (including us), as well as any subsidiaries of SK Holdings’ subsidiaries (“sub-subsidiaries”), are exempted from the Fair Trade Act’s restrictions on equity investments in other domestic companies. However, SK Group member companies that are not subsidiaries (or sub-subsidiaries) of SK Holdings remain subject to such restrictions on equity investments in other domestic companies.

•	Restrictions on investments by subsidiaries and sub-subsidiaries of holding companies. The Fair Trade Act prohibits subsidiaries or sub-subsidiaries of holding companies from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless such domestic affiliates are their own subsidiaries (or sub-subsidiaries). Therefore, we and other subsidiaries (or sub-subsidiaries) of SK Holdings may not invest in any domestic affiliate that is also a member company of the SK Group, except in the case where we invest in our own subsidiary (or sub-subsidiary) or another subsidiary (or sub-subsidiary) of SK Holdings invests in its own subsidiary (or sub-subsidiary).

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

Prohibitions on Handset Subsidies.  Until March 26, 2006, when an amendment to the Telecommunications Business Act came into effect, telecommunications service providers had been prohibited from providing handset subsidies to attract new subscribers under the Telecommunications Business Act. From March 27, 2006 until March 27, 2008, when the prohibition on handset subsidies was fully lifted, the prohibition on handset subsidies was subject to the following exceptions:

•	a telecommunications service provider could provide subsidies to subscribers who had maintained their subscription with the same telecommunications service provider for at least 18 months, provided that no separate subsidy was provided to the same subscriber for two years thereafter; or

•	a telecommunications service provider that had provided a particular telecommunications service for less than six years could provide subsidies to subscribers of such service.

Accordingly, until March 2008 we were permitted to provide handset subsidies only to our subscribers who had been using our services uninterruptedly for at least 18 months, or to our subscribers who were subscribing to our HSDPA or WiBro services. The Telecommunications Business Act required any telecommunications service provider seeking to provide handset subsidies to report to the KCC the qualifying criteria and range of subsidy payments no later than 30 days prior to the effective date of the applicable subsidy payment. Following the full-lifting of handset subsidies in March 2008, telecommunications service providers are no longer subject to the restrictions described above.

Rate Regulation.  Most network service providers must report to the KCC the rates and contractual terms for each type of service they provide, but generally they may set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the KCC. In each of the years in which this requirement has been applicable, the MIC has designated us for wireless telecommunications service and KT Corporation for local telephone and Internet services, as dominant network service providers subject to this approval requirement. As a condition to its approval of our merger with SK

IMT, the MIC required that we submit the rates for our third generation mobile services using WCDMA technology to the MIC for approval prior to the launch of such services. The KCC’s policy is to approve rates if they are appropriate, fair and reasonable and if they are calculated in a transparent and appropriate manner. It may order changes if it deems the rates to be significantly unreasonable or against public policy.

On April 9, 2003, the MIC announced its plan to adopt a “reserved reporting” system for setting new rates as a measure to relax the stringent regulation on pricing. Under the “reserved reporting” system, we would have to report our proposed new rate plan with the KCC in order to change our rates. Unless the KCC objects to the proposed rate plan within a certain period of time, such rates would be automatically adopted. We believe that this system, if implemented, would give us greater flexibility in setting our wireless communications service rates in response to market conditions in a timely manner, but we can give no assurance that such a system will be adopted as currently contemplated, or at all, or that the rates allowed by such a system will allow us to remain profitable.

Furthermore, in 2007, the MIC announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May, 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service and fixed-line telephone service, at a discounted rate; provided, however, that we and KT Corporation, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. The road map also includes plans to amend the regulations and provisions under the Telecommunications Business Act to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The proposed amendment is currently being considered by the KCC. The introduction of bundled services may increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations.

Interconnection.  Dominant network service providers such as ourselves that own essential infrastructure facilities or that possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The KCC sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT Corporation, DACOM, Onse and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the KCC grants permits to additional telecommunications service providers.

Frequency Allocation.  The KCC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the KCC is required to give a public notice. The KCC also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for an indefinite term. We pay fees to the KCC for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2005, 2006 and 2007, the fee amounted to Won 156.1 billion, Won 159.0 billion and Won 164.1 billion, respectively.

In addition, we paid Won 650 billion of the Won 1.3 trillion cost of the IMT-2000 license in March 2001 and are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(k) and note 8 of the notes to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.

Mandatory Contributions and Obligations

Contributions to the Fund for Development of Information Telecommunications.  The Ministry of Knowledge Economy has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. For 2007, the MIC recommended that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC.

In May 2002, the MIC announced significant changes to the Government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company. Our contribution to this fund in 2005, 2006 and 2007 was Won 68.5 billion, Won 66.1 billion and Won 73.7 billion, respectively, based on the new MIC requirement of 0.75% of MIC-calculated revenues.

Universal Service Obligation.  All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the KCC (currently set at Won 30 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens, or contribute toward the supply of such universal services. The KCC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and 35% discount of our monthly fee for cellular services to the handicapped and the low-income citizens.

In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to KCC guidelines which differ from our accounting practices). In 2005, our contribution amount was Won 25.5 billion for our fiscal year 2004. In 2006, our contribution amount was Won 23.7 billion for our fiscal year 2005. In 2007, our contribution amount was Won 23.9 billion for our fiscal year 2006. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49% of our voting stock. Effective from May 9, 2004, Korean entities where a foreign government or a foreigner (together with any of its related parties) is the largest shareholder and owns 15% or more of the outstanding voting stock are deemed foreigners. If this 49% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation and the KCC may require other corrective action.

As of March 31, 2008, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.09% of our issued shares. As of March 31, 2008, a foreign investment fund and its related parties collectively held a 4.81% stake in SK Holdings. Effective from May 9, 2004, if the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of March 31, 2008 (which we believe was 48.19%), would reach 71.28%, exceeding the 49% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the KCC may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Holdings. Furthermore, SK Holdings may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the KCC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%. If a corrective order is issued to us by the KCC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the KCC may

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years.

Additionally, an amendment to the Telecommunications Business Act in May 2004 also authorizes the KCC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control”.

We are required under the Foreign Exchange Transaction Act to file a report with a designated foreign exchange bank or with the Ministry of Strategy and Finance, or the MOSF, in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million require the filing of a report with the MOSF.

A newly adopted amendment to the Telecommunications Business Act effective from May 9, 2004 provides for the creation of a Public Interest Review Committee under the MIC (and, now, the KCC) to review investments in or changes in the control of network services providers. The following events would be subject to review by the Public Interest Review Committee:

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

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the KCC may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, effective from May 9, 2004, if a dominant network services provider (which would currently include us and KT Corporation), together with its specially related persons (as defined under the Korean Securities and Exchange Act) holds more than 5% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5% limit may not be exercised.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2007, SK Group members owned in aggregate 23.1% of the shares of our issued common stock as of December 31, 2007. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-1994, our largest shareholder was KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator and the parent of KTF, one of our principal wireless competitors.

Significant Subsidiaries

For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4B. where relevant.

Item 4.D.	Property, Plants And Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2007:

Location	Primary Use	Approximate Area in Square Feet

Seoul Metropolitan Area	Corporate Headquarters	988,455
	Regional Headquarters	1,095,992
	Customer Service Centers	384,223
	Training Centers	397,574
	Central Research and Development Center	482,725
	Others	639,791
Busan	Regional Headquarters	363,272
	Others	245,811
Daegu	Regional Headquarters	153,578
	Others	317,440
Cholla and Jeju Provinces	Regional Headquarters	265,595
	Others	359,784
Choongchung Province	Regional Headquarters	565,421
	Others	481,978

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 33 and 34 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2005, 2006 and 2007. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Market Share Limitations.  We have historically been, and continue to be, the market leader in the wireless telecommunications sector in terms of number of subscribers. Our wireless subscriber base has steadily increased over the years from approximately 10.1 million subscribers at the end of 1999 to approximately 22.0 million subscribers at the end of 2007. As a result of our dominant market share, we have been designated by the Government as the “market dominant service provider” in respect our wireless telecommunications business. As such, we are subject to additional regulation to which certain of our competitors are not subject. For a more detailed discussion of Government mandated and voluntary measures we have undertaken to limit our market share, see “Item 4.B. Business Overview — Subscribers — Market Share Limitations” and “Item 4.D. Risk Factors — We are subject to additional regulation as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively”.

Number Portability and Common Prefix Identification System.  In January 2003, the MIC announced a plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In order to manage the availability of phone numbers efficiently and to secure phone number resources for new services, in January 2004, the MIC also began implementing a plan to integrate all mobile telephone numbers under the common prefix identification number “010”, including by gradually retracting the current mobile service identification numbers that had been unique to each wireless telecommunications service provider. All new subscribers have been given the “010” prefix starting January 2004.

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

Handset Subsidies.  In March 2006, the MIC partially lifted, and in March 2008 fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000, and began to allow mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. As a result of the MIC’s decision to allow handset subsidies, we have faced increased competition from other mobile service providers. In addition, in order to compete more effectively, we have begun providing such handset subsidies, which has increased, and which may continue to increase, our marketing expenses. For a more detailed discussion of the change in handset subsidy regulation, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Prohibitions on Handset Subsidies”.

Changes in Tariffs and Interconnection Fees.  Under current regulations, we must obtain prior KCC approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. We can give no assurance that rate changes will not negatively affect our results of operations. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues, Rates and Facility Deposits” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”.

In addition, our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The KCC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the KCC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection”.

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.  The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,
	2005		2006		2007

Outgoing voice minutes (in thousands)(1)		45,243,761		47,980,107		51,295,166
Average monthly outgoing voice minutes per subscriber(2)		197		201		201
Average monthly revenue per subscriber, excluding interconnection revenue(3)	~~W~~	40,205	~~W~~	40,220	~~W~~	40,154
Average monthly revenue per subscriber, including interconnection revenue(4)	~~W~~	44,167	~~W~~	44,599	~~W~~	44,416

(1)	Does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly weighted average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The average monthly revenue per subscriber, excluding interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period.

(4)	The average monthly revenue per subscriber, including interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice and wireless data transmissions, charges for purchases of digital contents, value-added service fees, other miscellaneous revenues and interconnection revenue for the period by the monthly weighted average number of subscribers for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing minutes of voice traffic per subscriber increased by 2.0% in 2006 and remained constant in 2007. We believe that this trend principally reflects the existing high penetration rate of wireless services in Korea and the general maturation of the Korean wireless market.

Our average monthly revenue per subscriber, excluding interconnection revenue decreased by 0.2% to Won 40,154 in 2007 from Won 40,220 in 2006 but increased by 0.04% in 2006 from Won 40,205 in 2005. The slight decrease in average monthly revenue per subscriber in 2007 reflects the net effect of several offsetting factors, including decreases in average monthly revenue per subscriber from usage charges for outgoing voice calls, usage charges for wireless data services and interconnection fees, partially offset by increases in average monthly revenue per subscriber for initial subscription fees, monthly plan-based fees and value-added and other services, as further described in “— Operating Results” below.

Operating Expenses and Operating Margins.  Our operating expenses consist principally of commissions paid to authorized dealers (including, beginning in March 2006, handset subsidies), depreciation and amortization, network interconnection, labor costs, leased line expenses, advertising expenses and the cost of goods sold for handsets and inventories for our online shopping businesses. Operating income represented 24.9% of our operating revenue in 2005, 23.8% in 2006 and 15.1% in 2007. We cannot assure you that our operating margin will not decrease in future periods.

Reclassification of Prior Year Financial Statements

Through December 31, 2007, the Korean Accounting Standards Board issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. As of January 1, 2007, we adopted SKAS No. 11, SKAS No. 21 through SKAS No. 23 and SKAS No. 25. Pursuant to adoption of SKAS No. 21, certain amounts that had been classified as capital adjustments through 2006 are now classified as accumulated other comprehensive income (loss). In addition, certain amounts that had been classified as investment assets through 2006 are now classified as other non-current assets. The consolidated balance sheets as of December 31, 2005 and 2006 appearing in our consolidated financial statements included elsewhere in this report have been reclassified in accordance with SKAS No. 21. Pursuant to adoption of SKAS No. 25, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. The consolidated statements of income for the years ended December 31, 2005 and 2006 appearing in our consolidated financial statements included elsewhere in this report have been reclassified in accordance with SKAS No. 25.

Operating Results

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2005			2006			2007
			(In billions of Won, except percentage data)

Operating Revenue	~~W~~	10,721.8	100.00%	~~W~~	11,028.0	100.0%	~~W~~	12,018.2	100.00%
Operating Expenses		8,051.2	75.09		8,406.9	76.23		10,207.8	84.94

Operating Income		2,670.6	24.91		2,621.1	23.77		1,810.4	15.06
Other Income		392.6	3.66		284.9	2.58		867.2	7.22
Other Expenses		501.6	4.68		884.4	8.02		692.4	5.76

Income Before Income Taxes and Minority Interest		2,561.6	23.89		2,021.6	18.33		1,985.3	16.52
Income Taxes		693.3	6.47		572.0	5.19		686.2	5.71
Preacquisition Net Loss of Subsidiaries		—	—		—	—		263.1	2.2

Net Income Attributable to:
Majority Interest		1,873.0	17.47		1,451.5	13.16		1,648.9	13.72
Minority Interests		(4.7)	(0.04)		(1.9)	(0.02)		(86.6)	(0.72)

Net Income	~~W~~	1,868.3	17.43%	~~W~~	1,449.6	13.14	~~W~~	1,562.3	13.00

Depreciation and Amortization(1)	~~W~~	1,546.3	14.42%	~~W~~	1,553.6	14.09%	~~W~~	1,851.8	15.41%

(1)	Excludes the depreciation and amortization allocated to internal research and development costs and manufacturing costs of Won 126.9 billion, Won 144.8 billion and Won 148.9 billion for the years ended December 31, 2005, 2006 and 2007, respectively.

The following table sets forth additional revenue information about our operations during the periods indicated:

	Year Ended December 31,
	2005			2006			2007
			Percentage			Percentage			Percentage
			of Total			of Total			of Total
	Revenue		Revenue	Revenue		Revenue	Revenue		Revenue
	(In billions of Won, except percentages)

Cellular Revenue:
Wireless Services(1)	~~W~~	9,168.7	85.5%	~~W~~	9,482.2	86.0%	~~W~~	10,123.3	84.2%
Interconnection		898.6	8.4		1,033.4	9.4		1,062.2	8.8
Digital Handset Sales(2)		294.6	2.7		—	0.0		51.7	0.5

Total Cellular Revenue		10,361.9	96.6		10,515.6	95.4		11,237.2	93.5
Other Revenue:
International Calling Service(3)		138.7	1.3		176.4	1.6		211.8	1.8
Portal Service(4)		126.9	1.2		165.6	1.5		178.7	1.5
Miscellaneous(5)		94.3	0.9		170.4	1.5		390.5	3.2

Total Other Revenue		359.9	3.4		512.4	4.6		781.0	6.5

Total Operating Revenue	~~W~~	10,721.8	100.0%	~~W~~	11,028.0	100.0%	~~W~~	12,018.2	100.0%

Total Operating Revenue Growth		1.4%			2.9%			9.0%

(1)	Wireless services revenue includes initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and other miscellaneous cellular revenues, including international interconnection charges, interest on overdue subscriber accounts (net of telephone tax) and revenue from the sale and licensing of Internet platform solutions.

(2)	Until July 2005, we consolidated revenues derived from sales of digital handsets made through our former subsidiary, SK Teletech. In July 2005, we sold 4,542,000 shares of SK Teletech owned by us to Pantech & Curitel, Inc., a Korean mobile handset manufacturer, reducing our equity interest in SK Teletech from 89.1% to 29.1%, which became a 22.7% equity interest in Pantech following the merger of SK Teletech (renamed SKY Teletech following our sale of the company to Pantech & Curitel) into Pantech in December 2005. Following the exclusion of SK Teletech from consolidation, we did not derive revenues from digital handset sales until the inclusion of HELIO as our consolidated subsidiary, as of November 1, 2007.

(3)	Provided by SK Telink Co. See “Item 4.B. Business Overview — Our Services — Other Products and Services — International Calling Services”.

(4)	Portal service revenue attributable to our subsidiaries (including SK Communications, Paxnet Co., Ltd., which operates a financial portal site, and U-Land Company Limited, the Hong Kong-incorporated holding company through which we hold our interest in ViaTech).

(5)	Miscellaneous revenue attributable to our subsidiaries (including neotam.com, an online outlet shopping mall; Morning365.com, an online bookstore; cherrya.com, an online cosmetics store; and TU Media).

2007 Compared to 2006

Operating Revenue.  Our operating revenue increased by 9.0% to Won 12,018.2 billion in 2007 from Won 11,028.0 billion in 2006, principally due to a 6.1% increase in our cellular revenue to Won 11,153.0 billion in 2007 from Won 10,515.6 billion in 2006 and a 178.6% increase in miscellaneous revenue to Won 474.7 billion in 2007 from Won 170.4 billion in 2006.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as well as an increase in our interconnection revenue. Wireless services revenue increased 6.8% to Won 10,123.3 billion in 2007 from Won 9,482.2 billion in 2006, primarily as a result of an 8.4% increase in the number of our wireless subscribers to approximately 22.0 million subscribers as of December 31, 2007 from approximately 20.3 million subscribers as of December 31, 2006, as well as increased subscriptions to service plans with higher monthly charges.

Our average monthly revenue per subscriber, excluding interconnection revenue, remained relatively flat in 2007 compared to 2006, decreasing by 0.2% to Won 40,154 in 2007 from Won 40,220 in 2006, which reflects the net effect of several offsetting factors, including decreases in average monthly revenue per subscriber from usage charges for outgoing voice calls, usage charges for wireless data services and interconnection fees, partially offset by increases in average monthly revenue per subscriber for initial subscription fees, monthly plan-based fees and value-added and other services. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2007, primarily due to discounts we offered for voice calls between subscribers. Our average monthly minutes per user remained constant at 201 minutes in 2007. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, decreased in 2007, primarily reflecting discounts we implemented, beginning in January 2007, on wireless data usage charges. Our average monthly revenue per subscriber for initial subscription fees increased in 2007, primarily reflecting increased subscriber numbers. Our average monthly revenue per subscriber from monthly plan-based fees increased in 2007, primarily as a result of increased subscriptions to service plans with higher monthly charges.

Interconnection revenue increased by 2.8% to Won 1,062.2 billion in 2007 from Won 1,033.4 billion in 2006. The increase was primarily due to increases in mobile-to-mobile interconnection traffic volume, partially offset by decreases in interconnection rates. See “Item 4.B. Business Overview — Interconnection”. Our average monthly revenue per subscriber, including interconnection revenue, decreased slightly by 0.4% to Won 44,416 in 2007 from Won 44,599 in 2006.

Portal service revenues increased by 7.9% to Won 178.7 billion in 2007 from Won 165.6 billion in 2006, primarily due to increased revenues of our subsidiary, SK Communications, in part as a result of the merger of Empas into SK Communications in November 2007.

International call service revenues increased by 20.1% to Won 211.8 billion in 2007 from Won 176.4 billion in 2006 as a result of general increases in outbound and inbound international traffic volume.

Miscellaneous revenue increased by 129.2% to Won 390.5 billion in 2007 from Won 170.4 billion in 2006, primarily as a result of the inclusion of TU Media as a consolidated subsidiary beginning in April 2007, as well as revenues from our subsidiaries neotam.com, an online outlet shopping mall, acquired in August 2007; Morning365.com, an online bookstore, acquired in July 2007; and cherrya.com, on online cosmetics store acquired in August 2007.

Operating Expenses.  Our operating expenses in 2007 increased by 21.4% to Won 10,207.8 billion from Won 8,406.9 billion in 2006, primarily due to increases in commissions paid, depreciation and amortization, cost of goods sold and labor costs.

Commissions paid, including to our authorized dealers, increased by 28.3% to Won 4,224.5 billion in 2007 from Won 3,293.2 billion in 2006, primarily attributable to our increased marketing efforts to broaden our WCDMA subscriber base, as well as increased commissions paid to authorized dealers in connection with new subscriptions and, to a lesser extent, increases in non-marketing related commissions paid for global roaming services, in line with increased usage of our expanded global voice and data roaming services.

Depreciation and amortization increased 19.2% to Won 1,851.8 billion in 2007 from Won 1,553.6 billion in 2006, primarily due to an increase in our capital expenditures related to expansion and upgrade of our WCDMA network services.

Cost of goods sold increased by 156.8% to Won 311.7 billion in 2007 from Won 121.4 billion in 2006, primarily due to the inclusion of inventory costs of neotam.com, Morning365.com and cherrya.com, as well as, the inclusion of costs related to handset sales by HELIO, which became our consolidated subsidiary as of November 1, 2007.

Labor costs increased by 20.7% to Won 593.8 billion in 2007 from Won 491.8 billion in 2006, primarily as a result of an increase in salaries and an increase in the number of our employees, as well as the inclusion of TU Media and HELIO as consolidated subsidiaries in April and November 2007, respectively.

Operating Income.  Our operating income decreased by 30.9% to Won 1,810.4 billion in 2007 from Won 2,621.1 billion in 2006 due to the factors discussed above.

Other Income.  Other income consists primarily of gain on conversion of convertible bonds and equity in earnings of affiliates, as well as interest income, dividend income and commissions. Other income increased by 204.4% to Won 867.2 billion in 2007 from Won 284.9 billion in 2006, due primarily to a one-time gain of Won 373.1 billion derived from our conversion of China Unicom convertible bonds into shares in August 2007, as well as a more than four-fold increase in equity in earnings of affiliates to Won 247.4 billion in 2007 from Won 45.8 billion in 2006. Such increase in equity in earnings of affiliates in 2007 was primarily attributable to a more than five-fold increase in equity in earnings of SK C&C to Won 230.3 billion in 2007 from Won 37.8 billion in 2006, which was primarily a result of the recognition of previously unrealized gain on the valuation of SK C&C’s investment in the common stock of SK Energy Co., Ltd. in connection with a change in the accounting method used to account for such shares from available-for-sale securities to securities accounted for using the equity method, in the third quarter of 2007. Such change in accounting treatment followed the corporate reorganization of SK Corporation in July 2007 and subsequent changes in shareholdings among SK Group member companies, including changes in SK C&C’s equity interests in SK Holdings and SK Energy. See “Item 7.A. Major Shareholders” for more information regarding the corporate reorganization of the entity formerly known as SK Corporation. In the fourth quarter of 2007, our equity interest in SK C&C was also reclassified to available-for-sale securities from equity securities accounted for using the equity method. See note 4(b) of the notes to our consolidated financial statements for more information regarding the reclassification of our investment in SK C&C. As a percentage of operating revenue, other income increased to 7.2% in 2007 compared to 2.6% in 2006.

Other Expenses.  Other expenses consist primarily of interest and discount expenses, equity in losses of affiliates, external research and development costs and donations. Other expenses decreased by 21.7% to Won 692.4 billion in 2007 from Won 884.4 billion in 2006. This decrease was primarily attributable to a one-time payment of Won 144.0 billion in special severance indemnities related to a change in our severance payment policy in 2006 compared with no such payment in 2007. For a discussion of the change in our severance payment policy in 2006, see “Item 6.D. Employees — Employment Stock Ownership Association and Other Benefits”. Equity in losses of affiliates also decreased by 17.0% to Won 175.5 billion in 2007 from Won 211.5 billion in 2006, primarily due to losses of Won 55.9 billion from our investments in Pantech in 2006, which caused our investments in Pantech to be reduced to zero, compared to no such losses in 2007, as well as a 76.6% decrease in losses of TU Media to Won 5.9 billion in 2007 from Won 25.1 billion in 2006. As a percentage of operating revenue, other expenses decreased to 5.8% in 2007 compared to 8.0% in 2006.

Income Tax.  Provision for income taxes increased by 20.0% to Won 686.2 billion in 2007 from Won 572.0 billion in 2006. Our effective tax rate in 2007 increased to 34.6% from an effective tax rate of 28.3% in 2006. See note 18 of the notes to our consolidated financial statements.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for minority interests, increased by 7.8% to Won 1,562.2 billion in 2007 from Won 1,449.6 billion in 2006. Net income as a percentage of operating revenues was 13.0% in 2007 compared to 13.1% in 2006.

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

Our average monthly revenue per subscriber, excluding interconnection revenue, remained relatively flat in 2006 compared to 2005, increasing by 0.1% to Won 40,220 in 2006 from Won 40,205 in 2005, which was primarily a result of increases in our average monthly revenue per subscriber from wireless data services and initial subscriptions, which were substantially offset by decreases in our average monthly revenue per subscriber from value-added services. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for wireless data services, as well as monthly plan-based fees paid by subscribers to our optional Data Plan and Convergence Service plans, increased in 2006, primarily due to increased use of our SMS and MMS services, increased purchases of digital contents and increased subscriptions to our Data Plan service plans. Our average monthly revenue per subscriber from initial subscription fees also increased in 2006, primarily reflecting increased subscriber numbers. On the other hand, our average monthly revenue per subscriber from value-added services decreased in 2006, primarily as a result of our elimination of charges for Caller ID service beginning in January 2006.

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

Operating Income.  Our operating income decreased by 1.9% to Won 2,621.1 billion in 2006 from Won 2,670.6 billion in 2005 due to the factors discussed above.

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

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for minority interests, decreased by 22.4% to Won 1,449.6 billion in 2006 from Won 1,868.3 billion in 2005. Net income as a percentage of operating revenues was 13.1% in 2006 compared to 17.4% in 2005.

Item 5.B.	Liquidity and Capital Resources

Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 1,735.2 billion, Won 1,455.5 billion and Won 1,796.2 billion as of December 31, 2005, 2006 and 2007, respectively.

We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,262.5 billion as of December 31, 2005, Won 1,249.4 billion as of December 31, 2006 and Won 1,669.4 billion as of December 31, 2007. We had outstanding short-term borrowings of Won 1.0 billion as of December 31, 2005, Won 58.3 billion as of December 31, 2006 and Won 24.6 billion as of December 31, 2007. As of December 31, 2007, we had credit lines with several local banks that provided for borrowings of up to Won 1,458.1 billion, of which Won 26.0 billion was outstanding and Won 1,432.1 billion available for borrowing.

Operating cash flow and debt financing have been our principal sources of liquidity. Cash and cash equivalents increased to Won 885.8 billion in 2007 from Won 486.0 billion in 2006 and Won 378.4 billion in 2005.

	Year Ended December 31,						Change
	2005		2006		2007		2005 to 2006			2006 to 2007
	(In billions of Won, except percentages)

Net Cash Flow from Operating Activities	~~W~~	3,407.1	~~W~~	3,589.8	~~W~~	3,710.7	~~W~~	182.7	5.4%	~~W~~	120.9	3.4%
Net Cash Used in Investing Activities		(1,938.2)		(2,535.1)		(2,399.0)		(596.9)	(30.8)		136.1	5.4
Net Cash Used in Financing Activities		(1,429.0)		(952.4)		(856.0)		476.6	33.4		96.4	10.1
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		(3.0)		(9.3)		2.8		(6.3)	210.0		12.1	130.1
Net Cash Flow due to Changes in Consolidated Subsidiaries		(29.1)		14.6		154.2		43.7	150.1		139.6	956.2
Preacquisition Cash Flows of Subsidiaries(1)	~~W~~	—	~~W~~	—	~~W~~	(263.1)		—	N/A	~~W~~	(263.1)	N/A *
Net Increase in Cash and Cash Equivalents due to Merger(2)		—		—		50.4		—	N/A		50.4	N/A **

Net Increase (Decrease) in Cash and Cash Equivalents	~~W~~	7.8	~~W~~	107.6	~~W~~	400.0	~~W~~	99.8	1,279.5	~~W~~	292.4	271.7
Cash and Cash Equivalents at Beginning of Period		370.6		378.4		486.0		7.8	2.1		107.6	28.4

Cash and Cash Equivalents at End of Period	~~W~~	378.4	~~W~~	486.0	~~W~~	886.0	~~W~~	107.6	28.4%	~~W~~	400.0	82.3%

N/A = Not applicable.

*	Pre-acquisition cash flows of subsidiaries was Won (263.1) billion in 2007 compared to none in 2006.

**	Net increase in cash and cash equivalents due to merger was Won 50.4 billion in 2007 compared to none in 2006.

(1)	In 2007, we adopted SKAS No. 25. Pursuant to SKAS No. 25, when a subsidiary is acquired during the year, such subsidiary’s statement of income is included in consolidation as if it had been acquired at the beginning of the year, and pre-acquisition earnings (losses) are presented as deduction (addition) at the bottom of the consolidated statements of income. In addition, in connection with our adoption of SKAS No. 25, we have also begun to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of our consolidated statements of cash flows.

(2)	Net increase in cash and cash equivalents due to merger for the year ended December 31, 2007 relates to the merger of Empas into SK Communications in November 2007.

Net Cash Flow from Operating Activities.  Net cash flow provided by operations was Won 3,407.1 billion in 2005, Won 3,589.8 billion in 2006 and Won 3,710.7 billion in 2007. Net income was Won 1,868.3 billion in 2005, Won 1,449.6 billion in 2006 and Won 1,562.3 billion in 2007. Depreciation and amortization were Won 1,675.5 billion in 2005, Won 1,698.4 billion in 2006 and Won 2,000.7 billion in 2007.

Net Cash from Investing Activities.  Net cash used in investing activities Won 1,938.2 billion in 2005, Won 2,535.1 billion in 2006 and Won 2,399.0 billion in 2007. Cash inflows from investing activities were Won 666.1 billion in 2005, Won 714.2 billion in 2006 and Won 360.9 billion in 2007. The primary contributor to such inflows, in 2005, related to proceeds from the sale of consolidated subsidiaries of Won 291.0 billion and, in 2006, related to proceeds from the disposal of long-term investment securities of Won 306.0 billion, largely attributable to the sale of Won 296.4 billion in aggregate amount of currency stabilization bonds. Cash inflows in 2007 largely related to the collection of short-term loans of Won 119.6 billion. Cash outflows for investing activities were Won 2,604.3 billion in 2005, Won 3,249.3 billion in 2006 and Won 2,759.9 billion in 2007. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,416.6 billion in 2005, Won 1,498.1 billion in 2006 and Won 1,816.0 billion in 2007, all primarily relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades to and expansion of our HSDPA-capable WCDMA network, as well as, in 2006 and 2007, initial build-out of our WiBro network; acquisition of long-term investment securities, which were Won 319.1 billion in 2005, Won 1,127.4 billion in 2006 (which was primarily due to our purchase in July 2006 of convertible bonds issued by China Unicom for US$1 billion) and Won 417.5 billion in 2007 (which was primarily due to our purchase of beneficiary certificates for Won 351.4 billion); acquisition of equity securities accounted for using the equity method, which were Won 231.8 billion in 2005, Won 244.3 billion in 2006 and Won 76.6 billion in 2007; and acquisition of intangible assets, which were Won 199.5 billion in 2005, Won 74.0 billion in 2006 and Won 115.1 billion in 2007.

Net Cash from Financing Activities.  Net cash used in financing activities was Won 1,429.0 billion in 2005, Won 952.4 billion in 2006 and Won 856.0 billion in 2007. Cash inflows from financing activities were primarily driven by issuances of bonds, which provided cash of Won 193.7 billion in 2005, Won 385.0 billion in 2006 and Won 761.1 billion in 2007. Proceeds from short-term borrowings of Won 51.2 billion in 2006 and Won 35.9 billion in 2007 and proceeds from long-term borrowings of Won 294.8 billion in 2006 and Won 28.3 billion in 2007 also contributed to cash inflows from financing activities in 2006 and 2007. We had no cash inflows from proceeds from short-term borrowings or from long-term borrowings in 2005. Cash outflows for financing activities included payment of short-term borrowings, payments of current portion of long-term debt, payment of dividends and acquisition and retirement of treasury stock, among other items. Payments of short-term borrowings were Won 376.9 billion in 2005, none in 2006 and Won 86.6 billion in 2007. Payments of current portion of long-term debt were Won 500.0 billion in 2005, Won 815.3 billion in 2006 and Won 907.2 billion in 2007. Payment of dividends were Won 758.2 billion in 2005, Won 662.8 billion in 2006 and Won 581.3 billion in 2007. The acquisition of treasury shares, and subsequent retirement of such shares, also accounted for Won 209.1 billion and Won 118.5 billion of cash outflows for financing activities in 2006 and 2007, respectively.

As of December 31, 2005, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,314.4 billion, which included bonds in the amount of Won 2,314.2 billion and bank and institutional borrowings in the amount of Won 0.2 billion. We had long-term facility deposits of Won 23.8 billion as of December 31, 2005. As of December 31, 2006, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,288.3 billion, which included bonds in the amount of Won 1,995.3 billion and bank and institutional borrowings in the amount of Won 293.0 billion. We had long-term facility deposits of Won 21.1 billion as of December 31, 2006. As of December 31, 2007, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,672.1 billion, which included bonds in the amount of Won 2,348.7 billion and bank and institutional borrowings in the amount of Won 323.4 billion. We had long-term facility deposits of Won 6.4 billion as of December 31, 2007. For a description of our long-term liabilities, see notes 9, 10, 11 and 23 of the notes to our consolidated financial statements.

As of December 31, 2007, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 37.9% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains, while depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

In March 2005, we issued Won-denominated bonds with a principal amount of Won 200.0 billion. These bonds will mature in March 2010 and have an annual interest rate of 4.0%. The proceeds of these bonds were primarily used for repayment of maturing long-term debt.

In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. Subsequently, the initial conversion price was adjusted to Won 211,099 per share in accordance with anti-dilution provisions contained in the terms of the notes. For the year ended December 31, 2006, convertible notes in the principal amount of US$25,210,000 were converted into 136,163 shares of our common stock and the principal amount of the convertible notes decreased from US$329,450,000 to US$304,240,000. During the year ended December 31, 2007, holders of a principal amount of US$75,080,000 of convertible notes exercised their conversion rights. In order not to exceed the 49% limit on aggregate foreign ownership of our shares, we converted only a portion of those convertible notes into shares. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements” for a more detailed discussion of foreign share ownership restrictions. Accordingly, a principal amount of US$38,820,000 of convertible notes were converted into 216,347 shares of our common stock. In addition, we paid W43.0 billion in cash to holders of a principal amount of US$36,260,000 of convertible notes. As a result of these transactions, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000 in 2007. As of December 31, 2007, 1,277,164 shares of common stock were deposited with the Korea Securities Depository and reserved in favor of the noteholders’ conversion rights.

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

In July 2007, we issued U.S. dollar-denominated bonds in the principal amount of US$400,000,000 with a maturity of twenty years and an interest rate of 6.625%. The proceeds from the offering were used for general corporate purposes.

In November 2007, we issued Japanese Yen-denominated notes in the principal amount of Japanese Yen 12,500,000,000 with a maturity of five years and an interest rate of Yen LIBOR plus 0.55%. The proceeds from the offering were used for the refinancing of maturing long-term debt.

In November 2007, we issued Korean Won-denominated bonds in the principal amount of Won 200 billion with a maturity of seven years and an interest rate of 5.00%. The proceeds from the offering were used for the refinancing of maturing long-term debt.

We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 23.8 billion at December 31 2005, Won 21.1 billion at December 31, 2006 and Won 6.4 billion at December 31, 2007. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. See “Item 4.B. Business Overview — Revenues, Rates and Facility Deposits”.

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2008. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.  The following table sets forth our actual capital expenditures for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	(In billions of Won)

CDMA Networks(1)	~~W~~	376	~~W~~	280	~~W~~	198
WCDMA Network		575		781		1,044
WiBro(2)		—		53		154
Others(3)		466		384		420

Total(4)	~~W~~	1,417	~~W~~	1,498	~~W~~	1,816

(1)	Includes our basic CDMA, CDMA 1xRTT and CMDA EV-DO networks.

(2)	We commenced WiBro service in May 2006.

(3)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing.

(4)	Also, see note 7 of the notes to our consolidated financial statements.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2005 were Won 1,416.6 billion. Of such amount, we spent approximately Won 574.5 billion on capital expenditures related to expansion of our WCDMA network and development of HSDPA technology, Won 375.8 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 466.3 billion on other capital expenditures and projects. Our actual capital expenditures in 2006 were Won 1,498.1 billion. Of such amount, we spent approximately Won 780.5 billion on capital expenditures related to upgrade and expansion of our HSDPA-capable WCDMA network, Won 53.4 billion related to development and initial roll out of our WiBro network, Won 279.9 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 384.3 billion on other capital expenditures and projects. Our actual capital expenditures in 2007 were Won 1,816.0 billion. Of such amount, we spent approximately Won 1,044.3 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 153.6 billion related to development and expansion of our WiBro network, Won 198.4 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 419.7 billion on other capital expenditures and projects. We are required to pay the remainder of the cost of our IMT-2000 license in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(k) and note 8 of the notes to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.

In March 2005, we obtained a license from the MIC to provide WiBro services and paid the related Won 117.0 billion WiBro license fee. We currently provide WiBro service to “hot zone” areas in 23 cities. We are planning to make additional capital expenditures in 2008 to build and expand our WiBro network to hot zone areas in 42 cities, and we may also make further capital investments to expand our WiBro service in the future. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

We estimate that we will spend approximately Won 1.75 trillion for capital expenditures in 2008 for a range of projects, including investments in our backbone networks (and our WiBro network in particular), investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2008 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments, including based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.  As of December 31, 2007, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)

2008	~~W~~	526.4
2009		630.9
2010		435.2
After 2010		1,654.8

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

For example, we, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the United States, had invested US$370 million in HELIO as of March 31, 2008. In addition, we hold a US$30 million secured exchangeable promissory note, exchangeable into membership units of HELIO. In June 2008, we and EarthLink entered into an agreement with Virgin Mobile USA, Inc. and certain of its affiliates, pursuant to which Virgin Mobile USA, Inc. and certain of its affiliates agreed to acquire our aggregate equity interest in HELIO in exchange for limited partnership units in Virgin Mobile USA, L.P. In June 2008, we also agreed to make an additional US$25 million equity investment in Virgin Mobile USA, Inc. These transactions remain subject to regulatory and shareholder approvals. For a more detailed description of our investments in HELIO and Virgin Mobile USA, Inc., see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

We have been providing CDMA cellular service in Vietnam since 2003 through our overseas subsidiary, SKT Vietnam, and through S-Telecom, a joint venture between SKT Vietnam and Saigon Post & Telecommunication Services Corporation. In November 2005, our board of directors approved an additional US$280 million investment in SKT Vietnam to fund expansion of its CDMA network to all of Vietnam. In January 2006, we acquired 100 million additional shares of SKT Vietnam’s unissued common stock for US$100 million, increasing our equity interest in that company from 55.1% to 73.3%.

In March 2008, we completed the acquisition of an additional 38.6% equity stake in hanarotelecom, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in hanarotelecom to 43.4% as of March 31, 2008. We may make additional capital investments in order to develop hanarotelecom’s business in line with our growth strategy.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.  In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights or dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. In October 2004, we extended trust funds with a balance of Won 982 billion, for another three years and, in October 2007, we extended the trust funds with a balance of Won 982 billion, for an additional three years.

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

In a series of open market purchases in the period between November 1, 2007 and December 31, 2007, we acquired 471,000 shares of our common stock at an aggregate purchase price of Won 118.5 billion. As of December 31, 2007, the total number of our common stock outstanding was 81,193,711.

Severance Payments.  The total accrued and unpaid retirement and severance benefits for our employees as of December 31, 2007 of Won 44.3 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 45.9 billion to fund a portion of the employees’ severance indemnities.

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

Dividends.  Total payments of cash dividends amounted to Won 662.5 billion in 2005, Won 582.4 billion in 2006 and Won 682.4 billion in 2007.

In March 2008, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 609.7 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2007, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
			Less Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years
	(In billions of Won)

Bonds
Principal	~~W~~	2,920.1	~~W~~	523.3	~~W~~	835.9	~~W~~	585.6	~~W~~	975.3
Interest		797.3		109.2		162.7		117.8		407.6
Long-term borrowings
Principal		324.3		0.9		229.5		0.1		93.8
Interest		61.2		19.2		28.1		9.3		4.6
Capital lease obligations		2.9		2.2		0.7		—		—
Operating leases		28.8		7.7		11.6		3.8		5.7
Purchase obligations		—		—		—		—		—
Facility deposits		14.0		7.6		—		—		6.4
Derivatives		123.4		12.6		23.1		85.2		2.5
Other long-term payables(2)
Principal		560.0		110.0		280.0		170.0		—
Interest		68.4		25.5		35.1		7.8		—

Total contractual cash obligations(3)	~~W~~	4,900.4	~~W~~	818.2	~~W~~	1,606.7	~~W~~	979.6	~~W~~	1,495.9

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of IMT-2000 license. See note 2(k) and note 8 of the notes to our consolidated financial statements.

(3)	This amount does not include our future investments in the CDMA market in Vietnam, which we expect to make through our overseas subsidiary SKT Vietnam under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Item 4.B. Business Overview — Global Business — Overseas Operations” and “— Critical Accounting Policies, Estimates And Judgments — Off-Balance Sheet Arrangements”.

See note 23 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.7% in 2005, 2.2% in 2006 and 2.5% in 2007.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 33 and 34 of our notes to consolidated financial statements.

Our net income in 2005 under U.S. GAAP is higher than net income under Korean GAAP by Won 159.3 billion, primarily due to reversal of goodwill amortization under U.S. GAAP, deferred income tax adjustments due to the difference in accounting principles and the differing treatment of loss on valuation of currency swaps, partially offset by the differing treatment of nonrefundable activation fees and intangible assets. Our net income in 2006 under U.S. GAAP is higher than under Korean GAAP by Won 430.9 billion, primarily due to the differing treatment of unrealized gains or losses on valuation of convertible notes and reversal of goodwill amortization under U.S. GAAP, partially offset by the tax effect of the reconciling items. Our net income in 2007 under U.S. GAAP is lower than under Korean GAAP by Won 56.2 billion, primarily due to the differing treatment of unrealized gains or losses on the valuation of convertible notes and the differing treatment of nonrefundable activation fees under U.S GAAP, partially offset by the differing treatment of reclassification of our investment in the common stock of SK C&C, reversal of goodwill amortization and the tax effect of reconciling items under U.S. GAAP.

Our shareholders’ equity at December 31, 2006 under U.S. GAAP is higher than under Korean GAAP by Won 1,255.4 billion and our shareholders’ equity at December 31, 2007 under U.S. GAAP is higher than under Korean GAAP by Won 1,011.5 billion, in each case, primarily due to: increases from the differing treatment of intangible assets, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates and, in 2007, reclassification of investment in the common stock of SK C&C.

New Accounting Pronouncements under U.S. GAAP

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF Issue No. 06-3”). EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Effective January 1, 2007, we adopted EITF Issue No. 06-3 for our annual reporting period ended December 31, 2007. The adoption of such accounting standards did not have an effect on our consolidated financial position as of December 31, 2007.

In June 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective January 1, 2007, we adopted FIN 48 for our annual reporting period ended December 31, 2007. As a result of our adoption of FIN 48, retained earnings as of January 1, 2007 decreased by Won 11,853 million and income tax provision for the year ended December 31, 2007 increased by Won 1,320 million.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities when required for recognition or disclosure purposes. SFAS No. 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about these measures. Specifically, SFAS No. 157 (1) clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability, (2) establishes a fair value hierarchy that prioritizes the information used to develop those assumptions, (3) clarifies the information required to be used to measure fair value, (4) determines the frequency of fair value measures and (5) requires companies to make expanded disclosures about the methods and assumptions used to measure fair value and the fair value measurement’s effect on earnings. However, SFAS No. 157 does not expand the use of fair value to any new circumstances or determine when fair value should be used in the financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with some exceptions. SFAS No. 157 is to be applied prospectively as of the first interim period for the fiscal year in which it is initially adopted, except for a limited form of retrospective application for some specific items.

In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for

Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). We are currently evaluating the impact that SFAS No. 157, FSP 157-1 and FSP 157-2 may have on consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be included in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that SFAS No. 159 may have on consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which replaces FASB Statement No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, the adoption of SFAS No. 141(R) may have on consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS No. 160 on ourconsolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of adopting FSP APB 14-1 on our consolidated financial condition, operating results and cash flows.

Significant Changes in Korean GAAP

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

On January 1, 2007, we adopted SKAS No. 11, SKAS No. 21 through SKAS No. 23, and SKAS No. 25. The adoption of such accounting standards did not have an effect on our consolidated financial position as of December 31, 2007 or our consolidated net income for the year ended December 31, 2007. Details of the primary changes due to such adoption of these SKASs are as follows:

•	Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss) — such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts classified as investment assets through 2006 are classified as other non-current assets — such amounts include long-term loans, guarantee deposits, long-term deposits and others. The consolidated balance sheets as of December 31, 2005 and 2006, which appear in the consolidated financial statements included elsewhere in this report, have been reclassified in accordance with SKAS No. 21.

•	Pursuant to adoption of SKAS No. 25, “Consolidated Financial Statements”, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the year, such subsidiary’s statement of income is included in consolidation as though it had been acquired as of January 1 of the relevant year, and preacquisition earnings are presented as deduction at the bottom of the consolidated statements of income. The accompanying consolidated statements of income for the years ended December 31, 2005 and 2006, which appear in the consolidated financial statements included elsewhere in this report, have been reclassified in accordance with SKAS No. 25. In addition, in connection with our adoption of SKAS No. 25, we also began to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of our consolidated statements of cash flows.

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with Korean GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to revenue recognition, allowances for doubtful accounts, inventories, useful lives of property and equipment, intangible assets, investments, employee stock option compensation plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We also provide a summary of significant differences between accounting principles followed by us and our subsidiaries and U.S. GAAP. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

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

Our intangible assets include the WCDMA frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 1, 2003. Because WCDMA presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the WCDMA frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the WCDMA frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the WCDMA frequency usage right for 2007.

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

Off-Balance Sheet Arrangements

In July 2003, SKT Vietnam (formerly SLD Vietnam), our overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. Pursuant to such contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the expenditures necessary to operate the business, SKT Vietnam and Saigon Post & Telecommunication Services Corporation have agreed to contribute the necessary funds to the business and to bear additional cash shortfalls, on an equal basis. With respect to our involvement in the business, our maximum exposure to loss was approximately Won 167.6 billion as of December 31, 2007.

In March 2005, we, through our overseas subsidiary, SK Telecom USA Holdings, and EarthLink, an Internet service provider in the U.S., established HELIO, a joint venture company, to provide wireless voice and data services across the U.S. In November 2007, we and EarthLink amended and restated HELIO’s joint venture agreements, whereby we agreed to make up to US$270 million in additional equity contributions to HELIO. From September to December 2007, we made additional equity contributions to HELIO of US$100 million in aggregate and in the first quarter of 2008, we made further equity contributions of US$50 million in aggregate. In June 2008, we and EarthLink agreed to acquire limited partnership units in Virgin Mobile USA, L.P. in exchange for our aggregate equity interest in HELIO. In addition, in June 2008 we agreed to invest an additional US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common shares. These transactions remain subject to regulatory and shareholder approvals. For a more detailed description of our investments in HELIO and Virgin Mobile USA, Inc., see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

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

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2005		2006		2007
	(In billions of Won)

Internal R&D Expenses	~~W~~	252.0	~~W~~	212.0	~~W~~	218.7
External R&D Expenses		69.1		67.0		74.4

Total R&D Expenses	~~W~~	321.1	~~W~~	279.0	~~W~~	293.1

Our total research and development expenses equaled 3.0% in 2005, 2.5%, in 2006 and 2.4% in 2007, respectively, of operating revenue.

Our external research and development expenses have been influenced by the MIC, which makes annual recommendations concerning our minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications. The MIC’s recommended minimum level of contribution was 0.75% for each of 2005, 2006 and 2007. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. In addition, together with the Chinese government, we have been jointly researching and developing China’s TD-SDMA technology. We spent approximately Won 218.7 billion on internal research and development in 2007.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into three core areas:

•	The access technology R&D center, which has pioneered the development of 3G and 3.5G technologies. This center is developing next-generation technologies, including with a view toward leading global standardization of mobile telecommunications technologies. Current projects include the development of multimedia handsets and location-based services, as well as development of network technologies, including with respect to WiBro, personal area network, ubiquitous sensor and broadband convergence networks, The access technology R&D center is also spearheading our joint development of TD-SCDMA technology with the Chinese government.

•	The service technology R&D center, which focuses on improving the quality and operation of our core networks; building a flexible service infrastructure that will support the introduction of new products and services and enable easy maintenance; and developing new services based on customer needs. Specifically, this center has been developing an array of value-added services, including COLORing services and developing new wireless data and convergent products and services.

•	The technology innovation center, which is responsible for developing and maintaining our overall management and information technology infrastructure, including billing and subscriber information security systems. The information technology R&D center is also currently upgrading our customer relationship management system.

As of December 31, 2007, our research center housed 494 research engineers (including both full time and temporary research engineers).

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

Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of association, our board is to consist of at least three but no more than twelve directors, more than a half of whom must be independent non-executive directors. We currently have a total of eight directors, five of whom are independent non-executive directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other Principal
	Date of	Director	Expiration		Directorships
Name	Birth	Since	of Term	Position	and Positions	Business Experience

Shin Bae Kim	Oct. 15, 1954	2002	2011	President, Chief Executive Officer, Chief Officer & Representative Director	Chairman, Korea Association of RFID/USN	Senior Vice President and Head of Strategic Planning Group (SK Telecom); Director, KORMS
Sung Min Ha	Mar. 24, 1957	2004	2010	Head of Mobile Network Operations Business		Head of Strategic Planning Group, SK Telecom; Director, SK Telink; Auditor, SK C&C; Chairman and Representative Director, SKT Vietnam; Auditor, SK Teletech

Our current non-standing directors are as set forth below:

					Other Principal
	Date of	Director	Expiration		Directorships
Name	Birth	Since	of Term	Position	and Positions	Business Experience

Young Ho Park*	Jul. 31, 1947	2008	2011	President & Chief Executive Officer of SK Holdings		President, Executive Vice President, Corporate Management Office, SK Corporation, Senior Vice President, Marketing Support Division, SK Corporation
Hyun Chin Lim	Apr. 26, 1949	2006	2009	Independent Non-executive Director	Dean, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, Faculty of Liberal Education, Seoul National University; President, Korean Association of NGO Studies
Dal Sup Shim	Jun. 27, 1950	2007	2010	Independent Non-executive Director	Research Fellow, Institute for Global Economics	Auditor, Korea Credit Guarantee Fund; Financial Attaché, Korean Embassy in the United States; Audit Officer, Korea Customs Service; Tax & Customs Office, Ministry of Strategy and Finance (formerly Ministry of Finance and Economy)

					Other Principal
	Date of	Director	Expiration		Directorships
Name	Birth	Since	of Term	Position	and Positions	Business Experience

Rak Young Uhm	Jun. 23, 1948	2008	2011	Independent Non-executive Director	Visiting Professor Graduate School of Public Administration, Seoul National University	Independent Non-executive Director, Tong Yang Insurance Co., Ltd., Non-Standing Director KOTRA; President, Korea Development Bank
Jay Young Chung	Oct. 15, 1944	2008	2011	Independent Non-executive Director	Professor, Graduate School of Business Administration, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO
Jae Ho Cho	Jan. 18, 1955	2008	2011	Independent Non-executive Director	Professor of Finance, College of Business Administration, Seoul National University	Director, Kyung Hee Foundation; Visiting Professor, Graduate School of Economics, University of Tokyo, Advisory Committee Member, Samsung Securities

*	Mr. Young Ho Park is a non-standing director but not an independent director.

Involvement In Certain Legal Proceedings

In February 2004, certain members of our board of directors and executive officers resigned following a finding of accounting misconduct at SK Networks and the resulting movement to improve corporate governance in companies in the SK Group. The resignations were tendered by Mr. Tae Won Chey, our former non-standing director of and Chairman and Chief Executive Officer of SK Holdings and Mr. Kil Seung Son, our former Chairman, Chief Executive Officer and Representative Director, a former representative director of SK Networks and a former non-standing director of SK Holdings. None of these resignations were related to any allegations of wrongdoing in connection with their role in our business, and we were not implicated in any of the charges against SK Network’s management. For details of the charges against Mr. Tae Won Chey and Mr. Kil Seung Son, see “Item 3.D. Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruptions in our business.”

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2007 totaled approximately Won 5.5 billion.

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

In addition, the audit committee must appoint independent auditors to examine our financial statements. An audit and review of our financial statements by independent auditors is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Services Commission of Korea and the KRX Stock Market.

Our audit committee is composed of three independent non-executive directors: Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho, each of whom must be financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Jae Ho Cho is an “audit committee financial expert” as defined under the applicable rules of the Securities and Exchange Commission. See “Item 16A. Audit Committee Financial Expert”.

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

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of two executive directors and three independent directors.

Compensation Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of all independent directors.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of two executive directors and three independent directors.

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

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Recommendation Committee composed of independent directors and management directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of three independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has three independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of association, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2005	5,727	919	6,646
December 31, 2006	6,178	1,498	7,676
December 31, 2007	7,524	1,961	9,485

The following table sets forth numbers of our regular employees and temporary employees by categories of activity as of December 31, 2007:

	Marketing	Production	Research	Support	New Business	Total

Regular Employees	2,105	2,842	470	1,225	882	7,524
Temporary Employees	888	662	24	279	108	1,961

Total	2,993	3,504	494	1,504	990	9,485

Labor Relations

As of December 31, 2007, we had a company union comprised of 7,524 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare, except for employee wages, which are separately negotiated on an annual basis. Our wage negotiations completed in September 2006 resulted in an average wage rate increase of 2.0% for 2006 from 2005. Our wage negotiations completed in December 2007 resulted in an average wage increase of 3.5% for 2007 from 2006. We expect to begin negotiations with the union for the new collective bargaining agreement in respect of wages for 2008 in September 2008. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase our stock through the plan in the case of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date. As of March 31, 2008, the employee stock ownership association owned approximately 0.64% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2007, the accrued and unpaid retirement and severance benefits of Won 90.3 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 46.0 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Korean Intra-Company Labor Welfare Fund Law, we may also contribute up to 5% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2006, which was decided in December 2006, was set at 2.1% of our annual earnings before tax, or Won 42.0 billion. The contribution amount for 2007, which was decided in December 2007, was set at 0.9% of our earnings before tax, or Won 21.0 billion. The contribution amount for 2008 has not yet been determined.

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

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2008:

			Percentage
		Number of	of Total	Special
		Shares	Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors:
Shin Bae Kim	President, Chief Executive Officer and Representative Director	1,270	0	None	None
Sung Min Ha	Head of Mobile Network Operations Business	738	0	None	None
Non-Standing Directors:
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dal Sup Shim	Independent Non-executive Director	0	0	None	None
Rak Young Uhm	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Ho Cho	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of December 31, 2007, approximately 54.2% of our issued shares were held in Korea by approximately 23,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2007 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
Shareholder/Category	Shares	Issued	Outstanding

Domestic Shareholders
SK Group(1)	18,748,452	23.09%	25.83%
POSCO	2,341,569	2.88	3.23
Employees(2)	311,259	0.38	0.43
Treasury shares(2)(3)	8,609,034	10.60	N/A
Officers and Directors	2,758	0 *	0 *
Other Domestic Shareholders	14,012,339	17.27	19.30
Foreign Shareholders	37,168,300	45.78	51.21

Total Issued Shares	81,193,711	100.00%	100.00%

*	Less than 0.00%.

(1)	The SK Group’s ownership interest consists of the following as of December 31, 2007:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
SK Group Member(a)	Shares	Issued	Outstanding

SK Holdings(b)	17,663,127	21.75%	24.33%
SK Networks(b)	1,085,325	1.34	1.50

	18,748,452	23.09%	25.83%

(a)	The SK Group is a group of affiliated entities. As of December 31, 2007, the ownership interests among the SK Group included, among others:

•	SK Holdings owned: 21.75% of SK Telecom, 31.18% of SK Energy, 40.47% of SK Networks, 42.50% of SKC and 72.13% of SK Shipping Co., Ltd.

•	SK Networks owned 1.34% of SK Telecom, 17.71% of SK Shipping, 0.02% of SK Engineering & Construction Co., Ltd., and 22.71% of SK Securities Co., Ltd.

•	SK Chemicals owned 58.03% of SK Engineering and Construction.

•	SKC owned 10.06% of SK Shipping and 12.41% of SK Securities.

•	SK C&C owned 25.42% of SK Holdings.

•	We owned 30.00% of SK C&C.

(b)	On February 25, 2008, SK Holdings purchased 1,085,325 of our common shares from SK Networks, increasing SK Holdings’ equity interest in us to 23.09% and decreasing SK Network’s equity interest in us to zero.

(2)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees”. In January 2008, we sold an additional 208,326 of our treasury shares to our employee stock ownership association, increasing the number of shares held by the employee stock ownership association to 519,585 and reducing the number of shares held by us in treasury to 8,400,708.

(3)	Treasury shares do not have any voting rights; includes 1,277,164 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$229.2 million in zero coupon convertible notes that were sold in May 2004.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2005	2006	2007
	(As a percentage of
	total issued shares)(1)

SK Group	22.79%	23.09%	23.09%
SK Holdings(2)	21.47	21.75	21.75
SK Networks(2)	1.32	1.34	1.34
POSCO(3)	3.64	2.88	2.88

(1)	Includes 8,662,415, 8,526,252 and 8,609,034 shares held in treasury as of December 31, 2005, 2006 and 2007, respectively.

(2)	On February 25, 2008, SK Holdings purchased 1,085,325 of our common shares from SK Networks, increasing SK Holdings’ equity interest in us to 23.09% and decreasing SK Network’s equity interest in us to zero.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

Except as described above, other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

On July 1, 2007, the company formerly known as SK Corporation underwent a corporate reorganization, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. The surviving company currently operates as a holding company, renamed SK Holdings Co., Ltd. Ownership of all our shares held by SK Corporation immediately preceding the reorganization passed to SK Holdings as of July 1, 2007.

As of March 31, 2008, SK Holdings held 23.09% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B.

Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of March 31, 2008, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.09%, of our issued shares. As of March 31, 2008, a foreign investment fund and its related parties collectively held a 4.81% stake in SK Holdings. Under an amendment to the Telecommunications Business Act, which became effective on May 9, 2004, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, effective from May 9, 2004, if the foreign investment fund and its related parties increased their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constituted the largest shareholder of SK Holdings, SK Holdings would have been considered a foreign shareholder, and its shareholding in us would have been included in the calculation of our aggregate foreign shareholding.

If SK Holdings’ shareholding in us were included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming foreign ownership level as of March 31, 2008 (which we believe was 48.19%), would have reached 71.28%, exceeding the 49% ceiling on foreign shareholding. If our aggregate foreign shareholding limit is exceeded, the MIC may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and any foreign investment fund and its related parties who may own in the aggregate 15% or more of SK Holdings. Furthermore, SK Holdings may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the MIC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%.

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

The amendment to the Telecommunications Business Act in May 2004 also authorizes the MIC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

As of May 31, 2008, the total number of shares of our common stock outstanding was 72,793,003.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

If SK Networks is required to sell off its leased line business, this may result in a disruption of the service provided to us. However, we currently believe that it is not likely that its creditors will require SK Networks to sell this business unit. As of December 31, 2007, KT Corporation and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

As of December 31, 2007, we had Won 2.2 billion of accounts receivables from SK Network. As of the same date, we had Won 71.3 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks. For more information on SK Networks, see “Item 3.D. Risk Factors — Financial difficulties and charges of financial statement irregularities at our affiliate, SK Networks (formerly SK Global), may cause disruption in our business”.

Other Related Parties

We are party to several contracts with SK Engineering and Construction related to the construction of our new headquarters. The construction of our new headquarters was completed at the end of 2004. The total paid to SK Engineering & Construction, for the demolition of buildings on the site on which our new headquarters was constructed and the construction of our new headquarters was Won 209 billion.

On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Holdings at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2007, POSCO owned 2.9% of our shares.

We are party to an agreement with SK C&C pursuant to which SK C&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SK C&C from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 321.3 billion for 2005, Won 287.6 billion in 2006 and Won 251.4 billion in 2007. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 246.6 billion for 2005, and Won 215.8 billion for 2006 and Won 205.7 billion for 2007.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders” As disclosed in note 25 of our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2007.

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

In October 2005, we invested Won 25.6 billion to acquire an additional 5,122,266 shares of common stock of TU Media to increase our equity interest to 29.6%. In February 2007, we purchased 4,615,798 new shares of TU Media for Won 32.4 billion, increasing our equity interest from 29.6% as of December 31, 2006 to 32.7%. Following this equity investment, TU Media became our consolidated subsidiary. In March 2008, we made an additional Won 55.0 billion capital contribution to TU Media, increasing our equity interest to 44.2%. We are currently TU Media’s largest shareholder.

We have been providing CDMA cellular service in Vietnam since 2003 through our overseas subsidiary, SKT Vietnam PTE Ltd. In November 2005, our board of directors approved an additional US$280 million investment to expand our network coverage to all Vietnam. In January 2006, we invested US$100 million in this expansion project through the acquisition of 100 million additional shares of SKT Vietnam PTE’s unissued common stock for such amount.

In March 2005, we invested Won 14.4 billion to purchase 8,000,000 shares, representing a 21.5% equity stake, in iHQ, one of Korea’s largest entertainment companies and the controlling shareholder of YTN Media, Inc.

Following this investment, we become iHQ’s second largest shareholder. In connection with this transaction, we also received a call option to purchase an additional 5,000,000 shares of iHQ, exercisable in the period between March 15, 2006 and April 30, 2006 at the price of Won 3,000 per share, in respect of 3,000,000 shares, and the price of Won 9,176.24 per share, in respect of 2,000,0000 shares. We exercised our call option in April 2006. The share purchase pursuant to our exercise of the call option was consummated in July 2006, when we invested an additional Won 27.4 billion to increase our equity stake in iHQ to 34.1% and become its largest shareholder. As a result of this increase in our equity interest, iHQ became a consolidated subsidiary. In July 2007, we further invested Won 10 billion in iHQ, increasing our equity interest to 37.1%.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-90.

Legal Proceedings

FTC Proceedings

In October 2003, the FTC ordered us, SK Holdings and SK C&C to pay fines of Won 1.0 billion, Won 0.9 billion and Won 0.9 billion, respectively, in connection with loans extended to SK Life. FTC charged that the interest on the loans was below market price. We paid the fine in December 2003. The Seoul High Court, an appellate court, also found in favor of the FTC, but we have filed an appeal at the Supreme Court of Korea, as we believe that the interest on the loans was not below the interest rates customarily charged in the market. In March 2008, the Supreme Court remanded the case to the Seoul High Court, holding that the method the lower court had used to determine that the interest on the loans was below market price was not appropriate and also instructing the lower court to consider certain additional facts of the case. The case is currently pending before the Seoul High Court.

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

MIC and KCC Proceedings

When the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until the end of 2006 pursuant to the policy advisory committee’s recommendation. Such post-merger monitoring period expired on December 31, 2006. Although we voluntarily undertook to limit our market share to 52.3% through the end of 2007, we are no longer subject to these market share limitations. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”.

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

In September 2007, the MIC imposed fines on us, KTF and KT for violating regulations regarding number portability in the amounts of Won 800 million, Won 200 million and Won 80 million, respectively. We paid such fine in October 2007.

In December 2007, the MIC imposed fines on us, KTF, LGT and KT for improperly continuing to apply discounted youth rates to subscribers who had reached legal majority in the amounts of Won 800 million, Won 200 million, Won 150 million and Won 50 million, respectively. We paid such fine in January 2008.

In January 2008, the MIC ordered us, KTF and LGT to pay fines in the amounts of Won 950 million, Won 250 million and Won 150 million, respectively, alleging we had improperly solicited subscribers to our value-added services. We paid such fine in March 2008.

In February 2008, the MIC ordered us, KTF, LGT and KT to pay fines of Won 600 million, Won 150 million, Won 100 million and Won 50 million, respectively, alleging our authorized dealers had artificially inflated subscriber numbers. We paid such fine in March 2008.

Multinet Litigation

In October 2002, Korea Multinet Inc. (“Multinet”) filed a lawsuit against the MIC in the Seoul Administrative Court to revoke the MIC’s registration with the International Telecommunication Union for the frequency spectrum necessary for DMB businesses. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (to the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul Administrative Court ruled in favor of the MIC in December 2002. Multinet filed an appeal with the Seoul High Court, but the Seoul High Court ruled in favor of the MIC in June 2004. Multinet filed a further appeal with the Supreme Court of Korea, but the Supreme Court also ruled in favor of the MIC.

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

Hanarotelecom Litigation

In April and May 2008, more than 3,000 customers filed a lawsuit against hanarotelecom in the Seoul Central District Court, alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. The plaintiffs also alleged that current and former employees were involved in the sale of subscribers’ personal information, including resident registration identification numbers, telephone numbers and mailing addresses. The case is currently pending before the Seoul Central District Court. In addition, in April 2008, an investigation against hanarotelecom was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korean Trade Commission. The main subjects of this investigation include the possible improper provision of broadband service by misusing subscribers’ personal information and the violation of standardized customer contracts by hanarotelecom. In connection with its investigation, on June 24, 2008, the KCC suspended hanarotelecom from soliciting new subscribers for its broadband Internet services for a period of 40 days and, in addition, imposed an administrative fine of Won 180 million on the grounds that hanarotelecom had violated the Telecommunication Business Act and standard customer contracts. hanarotelecom has the right to file an administrative appeal within 90 days of this ruling.

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

					Number of
					Shares
			Total Amount of		Entitled to
Year Ended December 31,	Dividend per Share		Dividends		Dividend
	(In Won)		(In billions of Won)

2003	~~W~~	5,500	~~W~~	404.9	73,614,308
2004		10,300		758.2	73,614,296
2005		9,000		662.5	73,614,296
2006		8,000		582.4	72,667,459
2007		9,400		682.4	72,584,677

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

In addition, the Korean Commercial Code and our articles of association provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2007, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 72.7 billion.

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

Not applicable.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

These matters are described under Item 9.C. below where relevant.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The principal trading market for our common stock is the KRX Stock Market. As of December 31, 2007, 72,584,677 shares of our common stock were outstanding.

The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the symbol “SKM”. Each ADS represents one-ninth of one share of common stock. As of December 31, 2007, ADSs representing 24,321,893 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX Stock Market since January 1, 2003:

				Average Daily
				Trading Volume
				(Number of
Calendar Year	High(1)	Low(1)	Close	Shares)
	(Won per share)

2003	235,000	142,000	199,000	327,689
First Quarter	235,000	142,000	153,000	497,115
Second Quarter	210,000	157,500	204,000	298,346
Third Quarter	216,000	183,000	184,000	267,821
Fourth Quarter	212,500	185,000	199,000	247,332
2004	238,500	154,500	197,000	179,712
First Quarter	238,500	207,500	214,500	243,681
Second Quarter	213,000	179,000	190,000	188,095
Third Quarter	186,000	154,500	175,500	137,559
Fourth Quarter	205,000	174,500	197,000	151,903
2005	216,500	163,500	181,000	187,053
First Quarter	200,500	171,000	171,000	203,869
Second Quarter	192,500	163,500	182,000	137,021
Third Quarter	216,500	178,500	202,500	156,019
Fourth Quarter	209,500	181,000	181,000	249,550
2006	235,000	177,000	222,500	190,565
First Quarter	203,500	177,000	192,500	177,491
Second Quarter	235,000	190,000	204,000	216,607
Third Quarter	204,500	181,000	201,500	204,167
Fourth Quarter	233,000	195,000	222,500	163,534
2007	274,000	188,500	249,000	244,792
First Quarter	223,000	190,500	191,500	204,343
Second Quarter	215,000	188,500	213,000	223,604
Third Quarter	221,000	192,000	210,000	206,051
Fourth Quarter	274,000	204,500	249,000	343,354

				Average Daily
				Trading Volume
				(Number of
Calendar Year	High(1)	Low(1)	Close	Shares)
	(Won per share)

2008 (through June 27)	232,000	178,500	191,000	295,204
First Quarter	232,000	178,500	186,500	328,984
January	232,000	202,000	213,000	313,864
February	208,000	189,000	192,500	416,408
March	189,000	178,500	186,500	269,289
Second Quarter (through June 27)	212,000	180,000	191,000	266,310
April	203,000	182,000	203,000	335,664
May	212,000	201,500	203,500	206,251
June (through June 27)	201,500	180,000	191,000	242,817

Source: KRX

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2003:

	Prices(1)
				Average Daily
				Trading Volume
				(Number of
Calendar Year	High(1)	Low(1)	Close	Shares)
	(US$ per ADS)			(Number of ADSs)

2003	21.85	12.83	18.65	743,316
First Quarter	21.85	12.83	13.62	971,259
Second Quarter	19.40	14.07	18.86	723,959
Third Quarter	20.83	17.71	17.84	724,406
Fourth Quarter	19.90	17.46	18.65	564,023
2004	25.01	17.28	22.25	911,823
First Quarter	25.01	19.43	21.30	1,331,177
Second Quarter	21.83	19.15	20.99	832,175
Third Quarter	20.76	17.28	19.45	768,117
Fourth Quarter	23.10	19.30	22.25	727,683
2005	23.14	18.96	20.29	882,342
First Quarter	22.19	19.41	19.72	798,390
Second Quarter	21.84	18.96	20.40	618,870
Third Quarter	23.14	20.06	21.84	1,071,227
Fourth Quarter	21.95	19.74	20.29	1,039,398
2006	27.70	20.62	26.48	866,527
First Quarter	24.56	20.62	23.59	952,819
Second Quarter	27.70	22.54	23.42	1,045,503
Third Quarter	24.16	21.14	23.63	789,033
Fourth Quarter	27.42	22.89	26.48	680,124

	Prices(1)
				Average Daily
				Trading Volume
				(Number of
Calendar Year	High(1)	Low(1)	Close	Shares)
	(US$ per ADS)			(Number of ADSs)

2007	33.33	22.46	29.84	1,379,370
First Quarter	26.41	22.46	23.42	1,046,780
Second Quarter	28.02	23.41	27.35	1,498,295
Third Quarter	30.30	26.15	29.70	1,498,032
Fourth Quarter	33.33	29.00	29.84	1,462,495
2008 (through June 26)	27.96	19.90	20.86	1,556,413
First Quarter	27.96	19.90	21.61	1,992,134
January	27.96	23.63	24.84	2,163,864
February	24.50	22.40	22.40	2,097,431
March	22.17	19.90	21.61	1,697,047
Second Quarter (through June 26)	23.47	20.72	20.86	1,127,499
April	22.60	21.47	22.57	1,327,796
May	23.47	22.13	22.72	1,074,084
June (through June 26)	22.24	20.72	20.86	923,479

Source: New York Stock Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange, Inc. (the “KRX”) as a joint stock company. There are three different markets run by the KRX: the KRX Stock Market, the KRX KOSDAQ Market, and the Futures Market (the “KRX Futures Market”). The KRX has two trading floors located in Seoul, one for the KRX Stock Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Futures Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Securities Dealers Association. Currently, the KRX is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of June 26, 2008, the aggregate market value of equity securities listed on the KRX Stock Market was approximately 872.2 trillion. For the year ended December 31, 2007, the average daily trading volume of equity securities was approximately 363.7 million shares with an average transaction value of Won 5,539.7 billion. For the period from January 1, 2008 through June 26, 2008 the average trading volume of equity securities was approximately 302.4 million shares with an average transaction value of Won 5,258.1 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
					Dividend	Price
					Yield(1)	Earnings
Year	Opening	High	Low	Closing	(%)	Ratio(2)

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.1	12.9
2001	520.95	704.50	468.76	693.70	1.7	16.4
2002	724.95	937.61	584.04	829.44	1.6	15.2
2003	635.17	822.16	515.24	810.71	2.0	11.8
2004	821.26	936.06	719.59	895.92	2.0	13.8
2005	893.71	1,379.37	870.84	1,379.37	1.8	10.6
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008 (through June 26)	1,853.45	1,888.88	1,574.44	1,717.66	1.6	14.7

Source: KRX

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the KRX Stock Market. Starting in April 2000, excludes classified companies, companies that did not submit annual reports to the KRX, and companies which received disqualified opinion from external auditors.

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

The following table sets forth the number of companies listed on the KRX Stock Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the
	Last Day of Each Period					Average Trading Volume & Value
	Number of
	Listed	(Millions		(Thousands of		Thousands of	(Millions		(Thousands of
Year	Companies	of Won)		Dollars)(1)		Shares	of Won)		Dollars)(1)

1980	352	~~W~~	2,526,553	US$	3,828,691	5,654	~~W~~	3,897	US$	5,905
1981	343		2,959,057		4,224,207	10,565		8,708		12,433
1982	334		3,000,494		4,407,711	9,704		6,667		8,904
1983	328		3,489,654		4,386,743	9,325		5,941		7,468
1984	336		5,148,460		6,222,456	14,847		10,642		12,862
1985	342		6,570,404		7,380,818	18,925		12,315		13,834
1986	355		11,994,233		13,924,115	31,755		32,870		38,159
1987	389		26,172,174		33,033,162	20,353		70,185		88,584
1988	502		64,543,685		94,348,318	10,367		198,364		289,963
1989	626		95,476,774		140,489,660	11,757		280,967		414,431
1990	669		79,019,676		110,301,055	10,866		183,692		256,500
1991	686		73,117,833		96,182,364	14,022		214,263		281,850
1992	688		84,711,982		107,502,515	24,028		308,246		391,175
1993	693		112,665,260		139,419,948	35,130		574,048		676,954
1994	699		151,217,231		191,729,721	36,862		776,257		984,223
1995	721		141,151,399		182,201,367	26,130		487,762		629,614
1996	760		117,369,988		139,031,021	26,571		486,834		575,733
1997	776		70,988,897		50,161,742	41,525		555,759		392,707
1998	748		137,798,451		114,090,455	97,716		660,429		471,432
1999	725		349,503,966		305,137,040	278,551		3,481,620		3,039,654
2000	704		188,041,490		150,162,898	306,163		2,602,211		2,078,028
2001	689		225,850,076		194,784,979	473,241		1,997,420		1,520,685
2002	683		258,680,756		218,167,122	851,242		3,041,592		2,414,362
2003	684		355,362,626		297,960,530	542,010		2,216,636		1,858,580
2004	683		412,588,138		427,069,982	372,894		2,232,108		2,310,455
2005	702		655,074,595		648,588,707	467,629		3,157,662		3,126,398
2006	731		704,587,508		757,620,976	279,096		3,435,180		3,693,742
2007	745		951,900,447		1,017,205,009	363,741		5,539,653		5,919,698
2008 (through June 26)	756		872,201,691		837,608,462	302,433		5,258,073		5,049,528

Source: KRX

(1)	Converted at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

The Korean securities markets are principally regulated by the Financial Services Commission of Korea and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission of Korea sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in securities including shares of most Korean companies which are not listed on the KRX Stock Market nor the KRX KOSDAQ Market and in bonds which are not listed.

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

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Association

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of association, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	business of leasing available and real estate property;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	tourism

•	electronic financial services business;

•	film business (production, import, distribution and screening); and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and nonvoting shares together are referred to as “shares”). Under our articles of association, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of December 31, 2007, 81,193,711 common shares were issued, of which 8,609,034 shares were held by us in treasury. In January 2008, we sold 208,326 of our treasury shares to our employee stock ownership association, reducing the number of shares held by us in treasury to 8,400,708. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of a majority vote of the shareholders present at such meeting is obtained, and such majority also represents at least one-fourth of the total number of shares outstanding. Under the Korean Securities and Exchange Act, unless stated otherwise in the articles of association, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. However, our shareholders have opted not to adopt cumulative voting.

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

In addition, the Korean Commercial Code and our articles of association provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2007, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 72.7 billion.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of March 31, 2008, approximately 0.64% of the issued shares were held by members of our employee stock ownership association.

General Meeting of Shareholders

We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3.0% or more of our outstanding common shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding shares and preferred shares for at least six months; or

•	at the request of our audit committee.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. The Korean Commercial Code and the Korean Securities and Exchange Act permit cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our shareholders have opted not to adopt cumulative voting.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KRX Stock Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the KRX Stock Market for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily share price on the KRX Stock Market for the one week period before such date of the adoption of the relevant resolution. However, the Financial Services Commission of Korea may adjust this price if we or shareholders collectively holding 30.0% or more of the common shares we are obligated to purchase do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Registry of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It records and registers transfers of shares on the register of shareholders upon presentation of the share certificates.

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

Under the Korean Securities and Exchange Act, we must file with the Financial Services Commission of Korea and the KRX (1) an annual securities report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial Services Commission of Korea and the KRX.

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

Acquisition of Shares by Us

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital. Under the Korean Commercial Code, except in the case of a reduction of capital, any shares acquired by us must be sold or otherwise transferred to a third party within a reasonable time.

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act, a listed company may acquire common shares through purchases on the Korea Exchange or through a tender offer. A listed company may also acquire interests in its own common shares pursuant to (i) trust agreements with trust companies or asset management companies or (ii) purchase agreements for shares issued by investment companies. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

In general, corporate entities in which we own a 50% or more equity interest may not acquire our common shares. On October 26, 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources”.

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

We have not entered into any material contracts since January 1, 2005, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group see “Item 6E. Share Ownership”. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources”.

Item 10.D.	Exchange Controls

Korean Foreign Exchange Controls and Securities Regulations

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws. The Financial Services Commission of Korea has also adopted, pursuant to its authority under the Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Subject to certain limitations, the MOSF has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOSF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or

•	sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOSF may take action to require any person who intends to effect or effects a capital

•	transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuances of ADSs

In order for us to issue ADSs in excess of US$30 million, we are required to submit a report to the MOSF with respect to the issuance of the ADSs prior to and after such issuance; provided that such US$30 million threshold amount would be reduced by the aggregate principal amount of any foreign currency loans borrowed, and any securities offered and issued, outside Korea during the one-year period immediately preceding the report’s submission date. The MOSF may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs.

•	Under current Korean laws and regulations, the depositary is required to obtain our prior consent for any proposed deposit of common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs).

•	We can give no assurance that we would grant our consent, if our consent is required. In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares”. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

•	In addition, we are also required to notify the MOSF upon receipt of full proceeds from the offering of ADSs. No additional Korean governmental approval is necessary for the offering and issuance of ADSs.

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Services Commission of Korea and the KRX within five business days after reaching the 5.0% ownership interest threshold. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission of Korea and KRX within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to institutional investors, as defined under the Korean Securities and Exchange Act, who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Services Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

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

Under the regulations of the Financial Services Commission Regulations newly amended on March 2005, (i) if a company listed on the Stock Market (the “KRX Stock Market”) or a company listed on the KOSDAQ Market (the “KRX KOSDAQ Market”) has reported material matters regarding management which have not been disclosed to KRX to a foreign exchange pursuant to the laws of the jurisdiction in which the foreign exchange is located, then it must submit a Korean translation of the material matters regarding management that have been reported to the foreign exchange to the FSC and KRX, and (ii) if a KRX Stock Market-listed company or KRX KOSDAQ Market-listed company has submitted business reports or similar documents to a foreign exchange, then it must submit a Korean summary thereof to the FSC and KRX.

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

In addition, under the new regulations of the Financial Services Commission, effective as of November 30, 2006, we are required to file a securities registration statement with the Financial Services Commission and such securities registration statement has to become effective pursuant to the Korean Securities and Exchange Act in order for us to issue shares represented by ADSs.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and the regulations of Financial Services Commission of Korea, together referred to as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX Stock Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX Stock Market or the KRX KOSDAQ Market only through the KRX Stock Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others:

•	odd-lot trading of shares;

•	acquisition of shares by a foreign company as a result of a merger;

•	acquisition or disposal of shares in connection with a tender offer;

•	acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

•	acquisition of shares through exercise of rights under securities issued outside of Korea;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of shares by direct investment under the Foreign Investment Promotion Law;

•	acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX Stock Market or KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person.

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

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the KRX Stock Market or the KRX KOSDAQ Market (including Converted Shares) and shares being publicly offered for initial listing on the KRX Stock Market or the KRX KOSDAQ Market to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company or financial institution in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing in Korea for six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOSF. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3.0% of the total number of shares in their articles of association. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Knowledge Economy of Korea, which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Act. The Telecommunications Business Act generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. A foreigner who has acquired shares in excess of such restriction described above may not exercise its voting rights with respect to the shares exceeding such limitations, and may be subject to corrective orders.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2008 taxable year.

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

Taxation of Capital Gains

You may be exempt from Korean taxation on capital gains from the shares, if you have owned, together with certain related parties, less than 25.0% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, and the sale is made through the KRX Stock Market or the KRX KOSDAQ Market. As for the ADSs, according to a ruling issued by Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the Ministry of Strategy and Finance are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation, if listed or registered and sold through an overseas securities exchange having functional similarity to the KRX Stock Market or the KRX KOSDAQ Market under the Korean Securities and Futures Exchange Act.

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

According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. Moreover, to date, the imposition of securities transaction tax has not been enforced on the transfers of ADSs. However, the Ministry of Strategy and Finance recently issued a ruling on February 25, 2004 to the Korean National Tax Service, holding that depositary shares fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the Ministry of Strategy and Finance treats the transfers of depositary shares the same as the transfer of the underlying Korean shares. Under Korean tax laws, transfers of depositary shares listed or registered on the New York Stock Exchange, NASDAQ National Market, or other foreign exchanges designated by the Ministry of

Strategy and Finance (which are the (i) Tokyo Stock Exchange, (ii) London Stock Exchange, (iii) Deutsche Stock Exchange, and a stock exchange with functions similar to (i), (ii) or (iii) above, on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Korean Securities and Exchange Act) will be exempted from the securities transaction tax. However, recently, the Seoul Administrative Court reached a completely different decision on the imposition of securities transaction tax on the transfer of depositary receipts. It is currently unclear whether higher courts will uphold or overturn the Seoul Administrative Court’s decision, and, until the highest court makes a final ruling on such decision, it is likely that the 2004 tax ruling will continue to apply.

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

Item 10.F.	Dividends and Paying Agents

Not applicable.

Item 10.G.	Statements by Experts

Not applicable.

Item 10.H.	Documents on Display

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

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate and Interest Rate Risks

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risk with respect to long-term borrowings of US$100 million borrowed in October 2006 and to hedge the foreign currency and interest rate risk with respect to long-term borrowings of US$400 million borrowed in July 2007. We have also entered into floating-to-fixed interest rate swap contracts to hedge the interest rate risk of a floating rate discounted bill with face amounts totaling Won 200 billion borrowed in June, 2006 and to hedge the foreign currency risk and interest rate risk of Japanese Yen-denominated bonds totaling Yen 12.5 billion borrowed in November 2007. In addition, we have entered into a fixed-to-fixed cross currency swap contract to hedge the foreign currency risk of U.S. dollar-denominated equity securities of China Unicom.

See note 28 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 1.66% or Won 13.7 billion as of December 31, 2007.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2007:

	Maturities
	2008		2009		2010		2011		2012		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)

Local currency:
Fixed rate	~~W~~	541.8	~~W~~	360.6	~~W~~	203.5	~~W~~	192.8	~~W~~	—	~~W~~	575.7	~~W~~	1,874.4	~~W~~	1,822.9
Average weighted rate(1)		5.62%		5.30%		4.15%		3.12%		0.00%		4.86%
Variable rate		3.7		0.3		200.1		—		—		—		204.1		204.1
Average weighted rate(1)		6.70%		3.72%		5.82%		0.00%		0.00%		0.00%

Sub-total		545.5		360.9		403.6		192.8		—		575.7		2,078.5		2,027.0

Foreign currency:
Fixed rate		1.6		265.2		28.3		279.7		—		368.4		943.2		981.2
Average weighted rate(1)		3.18%		0.00%		9.97%		4.28%		0.00%		6.75%
Variable rate		0.9		—		—		—		103.7		93.8		198.4		198.4
Average weighted rate(1)		6.86%		0.00%		0.00%		0.00%		1.45%		4.94%

Sub-total		2.5		265.2		28.3		279.7		103.7		462.2		1,141.6		1,179.6

Total	~~W~~	548.0	~~W~~	626.1	~~W~~	431.9	~~W~~	472.5	~~W~~	103.7	~~W~~	1,037.9	~~W~~	3,220.1	~~W~~	3,206.6

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% change in interest rates would result in a change of approximately 1.23% in the fair value of our liabilities resulting in a Won 34.5 billion change in their value as of December 31, 2007 and a Won 4,026 million annualized change in interest expenses.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders’ meeting in March 2008, our shareholders elected the following three members of the Audit Committee: Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho. In addition, they determined and designated that Jae Ho Cho is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jae Ho Cho is an audit committee financial expert and further determined that he is independent within the meaning of applicable Securities and Exchange Committee rules and the listing standards of the New York Stock Exchange. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our Audit Committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm Deloitte Anjin LLC for the year ended December 31, 2006 and 2007, respectively:

	Years Ended December 31,
	2006		2007
	(In millions of Won)

Audit	~~W~~	1,220.5	~~W~~	1,401.3
Audit Related	~~W~~	81.1	~~W~~	61.3
Tax	~~W~~	277.0	~~W~~	70.8
All Other Fees	~~W~~	—	~~W~~	—

Total	~~W~~	1,578.6	~~W~~	1,533.4

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2006 and 2007, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2006 and 2007, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2006 and 2007, respectively, for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2006 and 2007, respectively, primarily for business consulting.

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

The following table sets forth the repurchases of common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended December 31, 2007.

Maximum Number
				Total Number of	of Shares That
				Shares Purchased	May yet Be
				as Part of Publicly	Purchased Under
	Total Number of	Average Price Paid per		Announced Plans	the Plans or
Period 2007	Shares Purchased	Share		or Program	Program

January	—	~~W~~	—	—	—
February	—	~~W~~	—	—	—
March	—	~~W~~	—	—	—
April	—	~~W~~	—	—	—
May	—	~~W~~	—	—	—
June	—	~~W~~	—	—	—
July	—	~~W~~	—	—	—
August	—	~~W~~	—	—	—
September	—	~~W~~	—	—	—
October	—	~~W~~	—	—	—
November	248,600	~~W~~	242,621	—	—
December	222,400	~~W~~	261,673	—	—
Total	471,000	~~W~~	251,617	—	—

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

In March 2006, we paid a cash dividend of Won 8,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 225,518 to Won 218,098 and increased the number of shares deposited with the Korea Securities Depository from 1,718,700 to 1,777,173. In the second quarter of 2006, certain note holders exchanged their convertible notes for 99,361 shares of common stock and the total number of shares of common stock deposited with the Korea Securities Depository decreased from 1,777,173 to 1,677,812. In August 2006 we paid an interim cash dividend of Won 1,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 218,098 to Won 217,062 and increased the number of shares deposited with the Korea Securities Depository from 1,677,812 to 1,685,816. In the fourth quarter of 2006, certain note holders exchanged their convertible notes for 36,802 shares of common stock and the total number of shares of common stock deposited with the Korea Securities Depository decreased from 1,685,816 to 1,649,014.

In March 2007, we paid a cash dividend of Won 7,000 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 217,062 to Won 211,943 and increased the number of shares deposited with the Korea Securities Depository from 1,649,014 to 1,688,842. In the third quarter of 2007, certain foreign note holders submitted their convertible notes for exchange, which we settled in cash to avoid exceeding the 49% ceiling on foreign shareholding in accordance with the terms of the convertible notes. As a result, the total number of shares of common stock deposited with the Korea Securities Depository decreased from 1,688,842 to 1,582,097. In August 2007, we paid an interim cash dividend of Won 1,000 per common share, as a result of which we adjusted the conversion price of the convertible notes from Won 211,943 to Won 211,099 and deposited additional shares of our common stock with the Korea Securities Depository, so that the total number of shares of common stock deposit increased from 1,582,097 to 1,588,421. In addition, in the fourth quarter of 2007, certain note holders exchanged their convertible notes for 311,257 shares of common stock and the total number of shares of common stock deposited with the Korea Securities Depository decreased from 1,588,421 to 1,277,164.

In March 2008, we paid a cash dividend of Won 8,400 per common share as a result of which we adjusted the conversion price of the convertible notes from Won 211,099 to Won 204,636 and increased the number of shares deposited with the Korea Securities Depositary from 1,277,164 to 1,317,494.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number		Description

1	.1*	Memorandum and Articles of Association
2	.1*	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares
8.1		List of Subsidiaries of SK Telecom Co., Ltd.
12.1		Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Framework Act on Telecommunications, as amended (English translation)
15.2		Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation)
15.3		Telecommunications Business Act, as amended (English translation)
15.4		Enforcement Decree of the Telecommunications Business Act (English translation)
15.5		Amendment to the Government Organization Act
99.1		Consent of Deloitte Anjin LLC

*	Filed previously as exhibits to our Form 20-F filed on June 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/ Shin Bae Kim
Name:     Shin Bae Kim

Title:	President, Chief Executive Officer & Representative Director

Date: June 30, 2008

SK TELECOM CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2005, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries at December 31, 2005, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statements of Korea Accounting Standards (“SKAS” ) No. 21, Preparation and Presentation of Financial Statements and No. 25, Consolidation Financial Statements, as of January 1, 2007.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 34 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

June 27, 2008

/s/  Deloitte Anjin LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007(all expressed in Korean won) of the Company and our report dated June 27, 2008, expressed an unqualified opinion on those financial statements, and included explanatory paragraphs relating to (1)the Company’s adoption of Statements of Korea Accounting Standards ( “SKAS” ) No. 21, Preparation and Presentation of Financial Statements and No. 25, Consolidation Financial Statements, (2)the translation of Korean won amounts to U.S. dollar amounts and (3)information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

June 27, 2008

/s/  Deloitte Anjin LLC

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005, 2006 AND 2007

	2005		2006		2007		2007
	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2 a)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2, 13 and 30)	~~W~~	378,426	~~W~~	485,972	~~W~~	885,847	$946,620
Short-term financial instruments (Notes 22 and 23)		106,592		98,085		148,103	158,264
Trading securities (Notes 2 and 4)		777,472		665,312		635,434	679,028
Current portion of long-term investment securities (Notes 2 and 4)		1		335		101,209	108,152
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~133,499 million, ~~W~~106,737 million and ~~W~~93,551 million at December 31, 2005, 2006 and 2007, respectively (Notes 2,13 and 25)		1,684,119		1,800,606		1,774,935	1,896,703
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,350 million, ~~W~~9,629 million and ~~W~~6,845 million at December 31, 2005, 2006 and 2007, respectively (Notes 2, 6 and 13)		65,539		69,745		84,570	90,372
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~17,526 million, ~~W~~31,233 million and ~~W~~28,649 million at December 31, 2005, 2006 and 2007, respectively (Notes 2, 13 and 25)		1,369,691		1,305,284		948,322	1,013,381
Inventories, net (Notes 2, 3 and 24)		7,784		19,778		47,052	50,280
Prepaid expenses		104,124		116,727		108,552	115,999
Current deferred income tax assets (Notes 2 and 18)		66,117		49,940		36,383	38,879
Currency swap (Notes 2 and 28)		—		16,660		—	—
Accrued income and other		38,715		35,518		42,665	45,592

Total Current Assets		4,598,580		4,663,962		4,813,072	5,143,270

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 7, 12, 23, 24 and 25)		4,663,369		4,507,335		4,969,354	5,310,274
Intangible assets, net (Notes 2, 8, 12 and 29)		3,452,889		3,518,411		3,433,962	3,669,547
Long-term investment securities (Notes 2 and 4)		1,220,208		2,475,418		5,058,519	5,405,556
Equity securities accounted for using the equity method (Notes 2 and 5)		471,879		750,921		350,966	375,044
Long-term bank deposits (Note 22)		1,479		10,445		15,535	16,601
Long-term loans, net of allowance for doubtful accounts of ~~W~~19,130 million, ~~W~~19,117 million and ~~W~~23,079 million at December 31, 2005, 2006 and 2007, respectively (Notes 2 and 6)		18,430		18,569		84,906	90,731
Guarantee deposits (Notes 13 and 25)		168,559		139,619		148,987	159,208
Long-term currency swap (Notes 2 and 28)		—		—		13,057	13,953
Long-term interest rate swap (Notes 2 and 28)		—		—		3,170	3,387
Non-current deferred income tax assets (Notes 2 and 18)		1,495		2,655		7,286	7,786
Other		107,884		152,633		150,121	160,419

Total Non-current Assets		10,106,192		11,576,006		14,235,863	15,212,506

TOTAL ASSETS	~~W~~	14,704,772	~~W~~	16,239,968	~~W~~	19,048,935	$20,355,776

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2005, 2006 AND 2007

	2005		2006		2007		2007
	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2 a)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 13 and 25)	~~W~~	1,047,779	~~W~~	1,221,704	~~W~~	1,252,734	$1,338,677
Short-term borrowings (Notes 22 and 23)		972		58,344		24,616	26,305
Income taxes payable		370,822		336,536		319,108	341,000
Accrued expenses (Notes 2 and 27)		364,830		375,063		436,008	465,920
Dividend payable (Note 21)		298		268		308	329
Withholdings		216,622		339,144		226,407	241,940
Current portion of long-term debt, net (Notes 9, 10 and 12)		809,573		797,042		634,990	678,553
Current portion of subscription deposits (Note 11)		14,875		17,576		7,564	8,083
Current deferred income tax liabilities (Notes 2 and 18)		44		—		4	4
Currency swap (Notes 2 and 28)		—		—		12,646	13,514
Advanced receipts and other		37,558		62,739		102,489	109,520

Total Current Liabilities		2,863,373		3,208,416		3,016,874	3,223,845

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2, 9 and 23)		2,314,208		1,995,323		2,348,661	2,509,789
Long-term borrowings (Notes 10 and 23)		155		293,026		323,421	345,609
Subscription deposits (Note 11)		23,770		21,140		6,425	6,866
Long-term payables — other, net of present value discount of ~~W~~58,413 million, ~~W~~42,461 million and ~~W~~27,886 million at December 31, 2005, 2006 and 2007, respectively (Note 2)		591,587		517,539		422,114	451,073
Obligations under capital leases (Notes 2, 12 and 23)		10,204		1,860		712	761
Accrued severance indemnities, net (Note 2)		71,284		22,284		44,322	47,363
Non-current deferred income tax liabilities (Notes 2 and 18)		401,156		532,639		1,044,758	1,116,433
Long-term currency swap (Notes 2 and 28)		73,450		112,970		110,911	118,520
Long-term interest rate swap (Notes 2 and 28)		—		454		—	—
Guarantee deposits received and other (Notes 25 and 27)		28,045		51,229		43,104	46,061

Total Non-Current Liabilities		3,513,859		3,548,464		4,344,428	4,642,475

Total Liabilities		6,377,232		6,756,880		7,361,302	7,866,320

COMMITMENTS AND CONTINGENCIES (Note 23)
STOCKHOLDERS’ EQUITY :
Capital stock — ~~W~~500 par value:		44,639		44,639		44,639	47,701
Issued and outstanding — 220,000,000 shares authorized; 73,614,296 shares, 72,667,459 shares and 72,584,677 shares at December 31, 2005, 2006 and 2007, respectively (Notes 1 and 14)
Capital surplus (Notes 2, 14 and 18)		2,954,840		2,950,327		2,924,960	3,125,625
Capital adjustments:
Treasury stock (Note 16)		(2,047,105)		(2,014,927)		(2,041,483)	(2,181,538)
Loss on disposal of treasury stock (Notes 16 and 18)		—		(7,887)		(94)	(100)
Stock options (Notes 2, 17 and 26)		3,480		3,246		—	—
Accumulated other comprehensive income (loss) (Note 19):
Unrealized gain (loss) on valuation of long-term investment securities, net (Notes 2, 4 and 18)		(42,093)		429,228		1,624,613	1,736,069
Equity in other comprehensive income of affiliates, net (Notes 2, 5 and 18)		61,368		107,324		1,727	1,845
Loss on valuation of currency swap, net (Notes 2, 18 and 28)		(14,177)		(16,487)		(11,816)	(12,627)
Gain (loss) on valuation of interest rate swap, net (Notes 2, 18 and 28)		—		(329)		2,298	2,456
Foreign-based operations’ translation adjustment (Notes 2 and 18)		(9,988)		(29,726)		(25,564)	(27,318)
Retained earnings (Note 15)		7,267,649		7,847,434		8,914,970	9,526,576
Minority interest in equity of consolidated subsidiaries (Note 2)		108,927		170,246		253,383	270,767

Total Stockholders’ Equity		8,327,540		9,483,088		11,687,633	12,489,456

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	14,704,772	~~W~~	16,239,968	~~W~~	19,048,935	$20,355,776

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005		2006		2007		2007
	In millions of Korean won, except for						In thousands of
	Income per share						U.S. dollars,
							except for
							income per share
							(Note 2 a)

OPERATING REVENUE (Notes 2, 25 and 31)	~~W~~	10,721,820	~~W~~	11,027,977	~~W~~	12,018,163	$12,842,662
OPERATING EXPENSES (Notes 2 and 25)
Labor cost		(464,764)		(491,839)		(593,792)	(634,529)
Commissions paid		(2,859,638)		(3,293,197)		(4,224,510)	(4,514,330)
Depreciation and amortization (Notes 7 and 8)		(1,546,285)		(1,553,635)		(1,851,832)	(1,978,876)
Network interconnection (Note 31)		(989,417)		(1,014,913)		(1,078,714)	(1,152,719)
Leased line		(407,043)		(412,902)		(410,408)	(438,564)
Advertising		(279,390)		(307,190)		(392,031)	(418,926)
Research and development (Note 2)		(252,046)		(211,961)		(218,653)	(233,654)
Rent		(190,134)		(206,708)		(240,742)	(257,258)
Frequency usage		(156,098)		(158,958)		(166,395)	(177,810)
Repair		(131,719)		(150,848)		(171,262)	(183,011)
Provision for bad debts		(112,792)		(61,457)		(71,439)	(76,340)
Cost of goods sold		(240,746)		(121,381)		(311,678)	(333,060)
Other		(421,132)		(421,856)		(476,295)	(508,971)

Sub-total		(8,051,204)		(8,406,845)		(10,207,751)	(10,908,048)

OPERATING INCOME		2,670,616		2,621,132		1,810,412	1,934,614

OTHER INCOME:
Interest income (Note 4)		61,143		79,969		98,301	105,045
Dividends		26,515		20,351		21,119	22,568
Commissions (Note 25)		32,738		33,226		32,196	34,405
Equity in earnings of affiliates (Notes 2 and 5)		20,949		45,787		247,382	264,353
Foreign exchange and translation gains (Note 2)		4,167		4,412		12,091	12,920
Reversal of allowance for doubtful accounts		450		789		614	656
Gain on valuation of trading securities (Notes 2 and 4)		1		—		128	137
Gain on disposal of investment assets (Note 5)		24,613		27,490		3,721	3,976
Gain on disposal of consolidated subsidiaries (Note 5)		178,689		1,556		—	—
Gain on disposal of property, equipment and intangible assets		4,693		4,507		9,776	10,447
Gain on transactions and valuation of currency swap (Notes 2 and 28)		2,578		16,660		10,799	11,540
Gain on conversion of convertible bonds (Note 4)		—		—		373,140	398,739
Gain on redemption of bonds payable		—		—		6,160	6,583
Other		36,016		50,111		51,818	55,373

Sub-total		392,552		284,858		867,245	926,742

OTHER EXPENSES:
Interest and discounts (Note 2)		(253,472)		(239,138)		(241,863)	(258,456)
Donations		(76,185)		(103,348)		(72,849)	(77,847)
Equity in losses of affiliates (Notes 2 and 5)		(71,825)		(211,464)		(175,474)	(187,512)
Foreign exchange and translation losses (Note 2)		(4,178)		(4,139)		(12,966)	(13,856)
Loss on valuation of trading securities (Notes 2 and 4)		(16)		—		(1,203)	(1,286)
Loss on disposal of investment assets (Note 5)		(4,017)		(6,096)		(1,190)	(1,272)
Loss on disposal of property, equipment and intangible assets		(6,523)		(17,148)		(30,730)	(32,838)
Loss on impairment of investment assets (Notes 2 and 4)		(3,422)		(27,696)		(15,526)	(16,591)
Impairment loss on assets (Note 2)		(260)		(7,030)		(3,484)	(3,723)
Loss on transactions and valuation of currency swap (Notes 2 and 28)		—		(9,258)		(33,876)	(36,200)
Special severance indemnities (Note 2)		—		(144,021)		—	—
External research and development costs (Note 2)		(69,140)		(67,021)		(74,388)	(79,491)
Other		(12,564)		(48,053)		(28,816)	(30,792)

Sub-total		(501,602)		(884,412)		(692,365)	(739,864)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		2,561,566		2,021,578		1,985,292	2,121,492
INCOME TAXES (Notes 2 and 18)		(693,259)		(572,026)		(686,161)	(733,235)
PREACQUISITION NET LOSS OF SUBSIDIARIES (Note 3)		—		—		263,134	281,186

NET INCOME	~~W~~	1,868,307	~~W~~	1,449,552	~~W~~	1,562,265	$1,669,443

ATTRIBUTABLE TO:
Majority interests (Note 20)	~~W~~	1,872,978	~~W~~	1,451,491	~~W~~	1,648,876	$1,761,996
Minority interests		(4,671)		(1,939)		(86,611)	(92,553)

	~~W~~	1,868,307	~~W~~	1,449,552	~~W~~	1,562,265	$1,669,443

NET INCOME PER SHARE OF MAJORITY INTERESTS (Notes 2 and 20) (In Korean won and U.S. dollars)	~~W~~	25,443	~~W~~	19,801	~~W~~	22,696	$24.25

DILUTED NET INCOME PER SHARE OF MAJORITY INTERESTS (Notes 2 and 20) (In Korean won and U.S. dollars)	~~W~~	25,036	~~W~~	19,523	~~W~~	22,375	$23.91

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

							Accumulated
							Other						Total
	Common		Capital		Capital		Comprehensive		Retained		Minority		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity
	(In millions of Korean won)

Balance, January 1, 2005	~~W~~	44,639	~~W~~	2,968,301	~~W~~	(2,042,272)	~~W~~	(16,020)	~~W~~	6,152,898	~~W~~	98,198	~~W~~	7,205,744
Cash dividends paid (Note 21)		—		—		—		—		(684,613)		—		(684,613)
Interim cash dividends paid (Note 21)		—		—		—		—		(73,614)		—		(73,614)
Net income		—		—		—		—		1,872,978		(4,671)		1,868,307
Deferred tax effect of temporary differences related to conversion rights (Note 14)		—		(18,502)		—		—		—		—		(18,502)
Transfer of stock option from capital adjustments to capital surplus (Notes 2, 14 and 17)		—		1,533		(1,533)		—		—		—		—
Equity in capital surplus and other comprehensive income of affiliates (Notes 2, 5, 14 and 19)		—		3,508		—		(73,008)		—		—		(69,500)
Stock compensation plans (Notes 2 and 17)		—		—		180		—		—		—		180
Unrealized gain on valuation of long-term investment securities (Notes 2, 4 and 19)		—		—		—		50,882		—		—		50,882
Gain on valuation of currency swap (Notes 2, 19 and 28)		—		—		—		35,276		—		—		35,276
Foreign-based operations’ translation adjustment (Notes 2 and 19)		—		—		—		(2,020)		—		—		(2,020)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		15,400		15,400

Balance, December 31, 2005	~~W~~	44,639	~~W~~	2,954,840	~~W~~	(2,043,625)	~~W~~	(4,890)	~~W~~	7,267,649	~~W~~	108,927	~~W~~	8,327,540

Cash dividends paid (Note 21)		—		—		—		—		(588,914)		—		(588,914)
Interim cash dividends paid (Note 21)		—		—		—		—		(73,714)		—		(73,714)
Net income		—		—		—		—		1,451,491		(1,939)		1,449,552
Conversion of convertible bonds (Notes 9 and 14)		—		(3,733)		—		—		—		—		(3,733)
Transfer of stock option from capital adjustments to capital surplus (Notes 2, 14 and 17)		—		234		(234)		—		—		—		—
Equity in capital surplus of affiliates (Notes 2, 5 and 14)		—		(1,014)		—		—		—		—		(1,014)
Treasury stock (Note 16)		—		—		32,178		—		—		—		32,178
Loss on disposal of treasury stock (Notes 16 and 18)		—		—		(7,887)		—		—		—		(7,887)
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 4 and 19)		—		—		—		471,321		—		—		471,321
Equity in other comprehensive income changes of affiliates, net (Notes 2, 5 and 19)		—		—		—		45,956		—		—		45,956
Foreign-based operations’ translation adjustment (Notes 2 and 19)		—		—		—		(19,737)		—		—		(19,737)
Gain (loss) on valuation of currency swap, net (Notes 2, 19 and 28)		—		—		—		(2,311)		—		—		(2,311)
Loss on valuation of interest swap, net (Notes 2, 19 and 28)		—		—		—		(329)		—		—		(329)
Acquisition and retirement of treasury stock (Note 16)		—		—		—		—		(209,078)		—		(209,078)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		63,258		63,258

Balance, December 31, 2006	~~W~~	44,639	~~W~~	2,950,327	~~W~~	(2,019,568)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246	~~W~~	9,483,088

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

							Accumulated
							Other						Total
	Common		Capital		Capital		Comprehensive		Retained		Minority		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity
	(In millions of Korean won)

Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,950,327	~~W~~	(2,019,568)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246	~~W~~	9,483,088
Cash dividends paid (Note 21)		—		—		—		—		(508,672)		—		(508,672)
Interim cash dividends paid (Note 21)		—		—		—		—		(72,668)		—		(72,668)
Net income		—		—		—		—		1,648,876		(86,611)		1,562,265
Conversion of convertible bonds (Notes 9 and 14)		—		(11,116)		—		—		—		—		(11,116)
Transfer of stock option from capital adjustments to capital surplus (Notes 2, 14 and 17)		—		3,246		(3,246)		—		—		—		—
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 14)		—		(9,696)		—		—		—		—		(9,696)
Equity in capital surplus and other comprehensive income of affiliates (Notes 2, 5 and 14)		—		(7,801)		—		—		—		—		(7,801)
Treasury stock (Note 16)		—		—		(26,556)		—		—		—		(26,556)
Loss on disposal of treasury stock (Notes 16 and 18)		—		—		7,793		—		—		—		7,793
Unrealized gain on valuation of long-term investment securities (Notes 2, 4 and 19)		—		—		—		1,195,385		—		—		1,195,385
Equity in other comprehensive income changes of affiliates, net (Notes 2, 5 and 19)		—		—		—		(105,597)		—		—		(105,597)
Foreign-based operations’ translation adjustment (Notes 2 and 19)		—		—		—		4,162		—		—		4,162
Gain on valuation of currency swap (Notes 2, 19 and 28)		—		—		—		4,671		—		—		4,671
Gain on valuation of interest rate swap (Notes 2, 19 and 28)		—		—		—		2,627		—		—		2,627
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		169,748		169,748

Balance, December 31, 2007	~~W~~	44,639	~~W~~	2,924,960	~~W~~	(2,041,577)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633

(In thousands of U.S. dollars) (Note 2 a)
Balance, January 1, 2007		$47,701		$3,152,732		$(2,158,119)		$523,627		$8,385,803		$181,926		$10,133,670
Cash dividends paid (Note 21)		—		—		—		—		(543,569)		—		(543,569)
Interim cash dividends paid (Note 21)		—		—		—		—		(77,654)		—		(77,654)
Net income		—		—		—		—		1,761,996		(92,553)		1,669,443
Conversion of convertible bonds (Notes 9 and 14)		—		(11,879)		—		—		—		—		(11,879)
Transfer of stock option from capital adjustments to capital surplus (Notes 2, 14 and 17)		—		3,469		(3,469)		—		—		—		—
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 14)		—		(10,361)		—		—		—		—		(10,361)
Equity in capital surplus and other comprehensive income of affiliates (notes 2, 5 and 14)		—		(8,336)		—		—		—		—		(8,336)
Treasury stock (Note 16)		—		—		(28,378)		—		—		—		(28,378)
Loss on disposal of treasury stock (Notes 16 and 18)		—		—		8,328		—		—		—		8,328
Unrealized gain on valuation of long-term investment securities (Notes 2, 4 and 19)		—		—		—		1,277,393		—		—		1,277,393
Equity in other comprehensive income changes of affiliates, net (Notes 2, 5 and 19)		—		—		—		(112,841)		—		—		(112,841)
Foreign-based operations’ translation adjustment (Notes 2 and 19)		—		—		—		4,448		—		—		4,448
Gain on valuation of currency swap (Notes 2, 19 and 28)		—		—		—		4,991		—		—		4,991
Gain on valuation of interest rate swap (Notes 2, 19 and 28)		—		—		—		2,807		—		—		2,807
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		181,394		181,394

Balance, December 31, 2007		$47,701		$3,125,625		$(2,181,638)		$1,700,425		$9,526,576		$270,767		$12,489,456

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005		2006		2007		2007
	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2 a)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,868,307	~~W~~	1,449,552	~~W~~	1,562,265	$1,669,443

Expenses not involving cash payments:
Provision for severance indemnities		47,073		47,370		44,233	47,268
Depreciation and amortization		1,675,528		1,698,364		2,000,701	2,137,958
Provision for bad debts		115,731		86,321		80,876	86,424
Foreign currency translation loss		981		1,106		9,411	10,057
Loss on valuation of trading securities		16		—		1,203	1,286
Equity in losses of affiliates		71,825		211,464		175,474	187,512
Loss on impairment of investment assets		3,422		27,696		15,526	16,591
Loss on disposal of investment assets		4,017		6,096		1,190	1,272
Loss on disposal of property, equipment and intangible assets		6,523		17,148		30,730	32,838
Impairment loss on assets		260		7,030		3,484	3,723
Loss on transaction and valuation of currency swap		—		9,258		33,876	36,200
Amortization of discounts on bonds and other		51,846		51,077		49,345	52,730

Sub-total		1,977,222		2,162,930		2,446,049	2,613,859

Income not involving cash receipts:
Reversal of allowance for doubtful accounts		(450)		(789)		(614)	(656)
Foreign currency translation gain		(658)		(924)		(5,373)	(5,742)
Gain on valuation of trading securities		(1)		—		(128)	(137)
Gain on disposal of investment assets		(24,613)		(27,490)		(3,721)	(3,976)
Equity in earnings of affiliates		(20,949)		(45,787)		(247,382)	(264,353)
Gain on disposal of consolidated subsidiaries		(178,689)		(1,556)		—	—
Gain on disposal of property, equipment and intangible assets		(4,693)		(4,507)		(9,776)	(10,447)
Gain on transactions and valuation of currency swap		(2,545)		(16,660)		(10,799)	(11,540)
Gain on conversion of convertible bond		—		—		(373,140)	(398,739)
Gain on redemption of bonds payable		—		—		(6,160)	(6,583)
Gain on disposal of other non-current assets and other		(765)		(3,075)		(13,623)	(14,557)

Sub-total		(233,363)		(100,788)		(670,716)	(716,730)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(210,957)		(161,914)		2,738	2,926
Accounts receivable — other		22,284		57,253		372,778	398,352
Inventories		8,297		(9,145)		(20,049)	(21,424)
Prepaid expenses		9,016		61,148		76,293	81,527
Accrued income and other		(24,938)		5,865		(16,225)	(17,338)
Accounts payable		(34,441)		161,611		(17,587)	(18,794)
Income taxes payable		88,477		(44,637)		(21,791)	(23,286)
Accrued expenses		(12,944)		37,985		(4,101)	(4,382)
Withholdings		19,717		123,003		(111,918)	(119,596)
Current portion of subscription deposits		1,495		885		(8,220)	(8,784)
Advance receipts and other		(22,221)		21,585		25,585	27,340
Deferred income taxes		7,640		(76,423)		121,681	130,029
Dividends received from affiliates		785		1,318		2,184	2,334
Severance indemnity payments		(24,365)		(262,948)		(13,732)	(14,674)
Deposits for group severance indemnities and other deposits		(32,869)		162,545		(14,530)	(15,527)

Sub-total		(205,024)		78,131		373,106	398,703

Net Cash Provided by Operating Activities		3,407,142		3,589,825		3,710,704	3,965,275

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005		2006		2007		2007
	In millions of Korean won						In thousands
							of U.S. dollars
							(Note 2 a)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease (increase) in short-term financial instruments	~~W~~	(75,261)	~~W~~	4,470	~~W~~	(6,974)	$(7,452)
Decrease in long-term financial instruments		2		2		2,118	2,263
Decrease (increase) in trading securities		(122,710)		80,060		28,696	30,664
Decrease in current portion of long-term investment securities		53,608		—		156	167
Collection of short-term loans		60,530		96,892		119,608	127,814
Collection of long-term loans		57		654		3,652	3,903
Proceeds from disposal of long-term investment securities		40,889		305,953		76,879	82,153
Proceeds from disposal of equity securities accounted for using the equity method		7,539		80,014		20,258	21,648
Proceeds from disposal of consolidated subsidiary		290,966		39,062		—	—
Decrease in guarantee deposits		142,131		71,164		32,594	34,830
Decrease in other non-current assets		36,110		19,940		30,444	32,533
Proceeds from disposal of property and equipment		34,179		14,353		31,290	33,437
Proceeds from disposal of intangible assets		107		1,630		6,739	7,201
Cash inflows from transaction of currency swap		—		—		8,473	9,054
Increase in short-term loans		(59,008)		(92,753)		(104,674)	(111,855)
Increase in long-term loans		(5,766)		(12,623)		(100,006)	(106,867)
Increase in long-term financial instruments		(1,140)		(10,091)		(652)	(697)
Acquisition of long-term investment securities		(319,061)		(1,127,396)		(417,528)	(446,172)
Acquisition of equity securities accounted for using the equity method		(231,793)		(244,333)		(76,629)	(81,886)
Increase in guarantee deposits		(75,295)		(30,290)		(31,056)	(33,187)
Increase in other non-current assets		(86,803)		(132,349)		(78,853)	(84,263)
Acquisition of property and equipment		(1,416,622)		(1,498,142)		(1,815,966)	(1,940,549)
Acquisition of intangible assets		(199,494)		(73,964)		(115,102)	(122,999)
Acquisition of minority interest		(11,352)		(27,406)		(12,514)	(13,372)

Net Cash Used in Investing Activities		(1,938,187)		(2,535,153)		(2,399,047)	(2,563,632)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings		—		51,230		35,946	38,412
Issuance of bonds payable		193,683		384,990		761,117	813,333
Proceeds from long-term borrowings		—		294,800		28,271	30,211
Repayment of short-term borrowings		(376,929)		—		(86,561)	(92,499)
Repayment of current portion of long-term debt		(500,033)		(815,287)		(907,176)	(969,412)
Repayment of bonds payable		—		(1,230)		(61,306)	(65,512)
Payment of dividends		(758,192)		(662,815)		(581,309)	(621,189)
Decrease in facility deposits		(7,670)		(2,630)		(14,714)	(15,723)
Cash outflows from transaction of currency swap		—		—		(8,936)	(9,549)
Acquisition and retirement of treasury stock		—		(209,078)		(118,512)	(126,642)
Disposal of treasury stock		—		—		45,133	48,229
Increase in minority interest in equity of consolidated subsidiaries		21,243		19,050		62,564	66,856
Other		(1,140)		(11,407)		(10,624)	(11,355)

Net Cash Used in Financing Activities		(1,429,038)		(952,377)		(856,107)	(914,840)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES (Note 2)		(3,036)		(9,317)		2,783	2,974

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		(29,085)		14,568		154,227	164,808

PREACQUISITION CASH FLOWS OF SUBSIDIARIES		—		—		(263,133)	(281,186)

INCREASE IN CASH AND CASH EQUIVALENTS DUE TO MERGER		—		—		50,448	53,909

NET INCREASE IN CASH AND CASH EQUIVALENTS		7,796		107,546		399,875	427,308
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		370,630		378,426		485,972	519,312

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	378,426	~~W~~	485,972	~~W~~	885,847	$946,620

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operators in Vietnam, Mongolia, and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of December 31, 2007, the Company’s total issued shares are held by the following:

		Percentage of
	Number of	Total Shares
	Shares	Issued (%)

SK Group	18,748,452	23.09
POSCO	2,341,569	2.88
Institutional investors and other minority stockholders	51,494,656	63.43
Treasury stock	8,609,034	10.60

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25 (except for No. 14 and No. 24). As SKAS No. 14 is related to exceptions to accounting for small and medium-sized entities and SKAS No. 24 is related to financial industry, they do not apply to the Company. The accompanying financial statements were approved by the Company’s board of directors on March 25, 2008. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

a.	Basis of Presentation

The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of the Republic of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been restructured and translated into English for the convenience of the readers of financial statements. The conversion into U.S. dollars was made at the rate of ~~W~~935.80 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2007 . Such conversion into U.S. dollars have been made for the convenience of the readers of financial statements but should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate. Certain supplementary information included in the statutory Korean language consolidated financial statements, not required for a fair presentation of the Company and its subsidiaries’ financial position or results of operations, is not presented in the accompanying consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Principles of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of December 31, 2005, 2006 and 2007. Controlled subsidiaries include (a) majority-owned entities by SK Telecom or its controlled subsidiary and (b) other entities where SK Telecom or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest stockholder. Meanwhile, if the total assets of the controlled subsidiaries at the beginning of fiscal year were less than ~~W~~7 billion, those investee are excluded and accounted for using equity method in accordance with Korean GAAP. All significant intercompany balances and transactions have been eliminated in consolidation procedure.

	Year of		Ownership Percentage (%)
Subsidiary	Establishment	Primary Business	2005	2006	2007

SK Capital Co., Ltd.	1995	Finance	100.00	—	—
SK Telink Co., Ltd.	1998	Telecommunication services	90.77	90.77	90.77
SK Communications Co., Ltd.	1999	Internet website services	92.37	87.08	65.71
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99	99.99	99.99
Centurion IT Investment Association	2001	Investment association	37.50	37.50	—
Global Credit & information Corp.	1998	Credit and collection services	50.00	50.00	50.00
PAXNet Co., Ltd.	1999	Internet website services	67.10	59.74	59.74
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	1982	Release of music disc	60.00	60.00	60.00
IHQ, Inc.	1962	Business related entertainment	21.60	34.08	37.09
TU Media Corp.	2003	Satellite broadcasting services	29.58	29.58	32.70
AirCross Co., Ltd.	2000	Advertising agency	38.10	38.10	100.00
Ntreev Soft Co., Ltd.	2003	Game software	51.00	51.00	66.70
Commerce Planet Co., Ltd.(formerly Philio Co., Ltd.)	1997	Cosmetic wholesale	—	—	100.00
The First Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
The Second Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
SK-KTB Music Investment Fund	2005	Investment association	99.00	99.00	99.00
IMM Cinema Fund	2005	Investment association	48.39	60.84	72.24
Michigan Global Cinema Fund	2006	Investment association	—	36.36	45.45
SK i-media Co., Ltd.	2006	Game software	—	60.00	60.00
YTN Media, Inc	2000	Broadcasting services	—	51.42	51.42
Konan Technology	1999	Multimedia contents	—	7.51	29.49
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00	100.00	100.00
ULand Company Ltd.	2004	Telecommunication services	100.00	100.00	100.00
SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.)	2000	Telecommunication services	55.10	73.32	73.32
SK Telecom USA Holdings, Inc.	2005	Telecommunication services	100.00	100.00	100.00
Helio, Inc. & Helio, LLC	2005	Mobile handset services	50.00	48.08	64.86
SK Telecom International Inc.	1995	Internet website services	100.00	100.00	100.00
SK Cyberpass, Inc.	2001	International telephone call services	70.54	70.54	70.54

In August 2005, the Company purchased a 60.00% equity interest in Loen Entertainment, Inc. (formerly Seoul Record, Inc.) and included it in the consolidation of the accompanying consolidated financial statements from the date of acquisition.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective July 1, 2006, IHQ, Inc. and its subsidiary, YTN Media, Inc. were included in the consolidation of the accompanying financial statements as the Company owned more than 30% of total outstanding common stock and became the largest stockholder.

In December 2006, SK Capital Co., Ltd. was dissolved and the Company’s investments in common stock of SK Capital Co., Ltd. were fully liquidated.

During the year ended December 31, 2007, TU Media Corp., AirCross Co., Ltd., Commerce Planet Co., Ltd., Michigan Global Cinema Fund, Konan Technology and Helio Inc. & Helio, LLC became the controlled subsidiaries of the Company, as the Company owns majority ownership interest or more than 30% of total outstanding common stock and is the largest stockholder other than Konan Technology. Konan Technology is owned by SK Communications Co., Ltd. by 29.49% as of December 31, 2007. As SK Communications Co., Ltd. has call option to acquire all other stockholders’ common stocks and the call option are exercisable at little or no economic cost, which is regarded de facto control of Konan Technology, Konan Technology was included in consolidation even though the Company’s ownership interest is below 30%.

Effective January 1, 2005, ULand Company Ltd. was included in the consolidation of the accompanying consolidated financial statements as its total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP. And, effective January 1, 2007, Ntreev Soft Co., Ltd., SK i-media Co., Ltd., and SK Cyberpass, Inc. were included in the consolidation of the accompanying consolidated financial statements as their total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

Effective January 1, 2007, Centurion IT investment Association was excluded in the consolidation of the accompanying consolidated financial statements as it was dissolved on February 28, 2008. It is accounted for using the equity method of accounting from January 1, 2007.

c.	Use of Estimates

The preparation of consolidated financial statements in conformity with Korean GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

d.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk from changes in interest rates, and with original maturities of three months or less.

e.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectability of individual accounts and historical bad debt experience.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in the allowance for doubtful accounts receivable - trade for 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Beginning balance	~~W~~	71,090	~~W~~	133,499	~~W~~	106,737
Write-offs		(49,181)		(90,780)		(90,475)

Net		21,909		42,719		16,262
Provision for doubtful accounts receivable-trade		112,792		61,457		71,439
Increase (decrease) due to the changes in consolidated subsidiaries		(1,202)		2,561		5,850

End of year	~~W~~	133,499	~~W~~	106,737	~~W~~	93,551

f.	Inventories

Inventories are stated at the acquisition cost using the following methods:

Assets	Methods

E-commerce inventories	Moving average method
Replacement units for wireless telecommunication facilities and supplies for sales promotion	Moving average method
Wireless device	FIFO
Books and CDs	FIFO

During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. A valuation loss of ~~W~~639 million, ~~W~~168 million and ~~W~~584 million was recorded for the years ended December 31, 2005, 2006 and 2007, respectively.

g.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature. The acquisition cost of the equity securities acquired by exercising the conversion right is the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities is the market value of those equity securities at the acquisition date and the difference between the market value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds is charged to the current operation as gain or loss on conversion.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold or if there is an objective evidence of impairment such as bankruptcy of investees. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

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

h.	Equity Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the acquisition cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. Considering the percentage of ownership, unrealized inter-company gains and losses are eliminated.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is remained as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support. The Company provides for additional losses for these investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees. In addition, when the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decrease as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal.

i.	Troubled Debt Restructuring

In case that contractual terms such as the face amount, interest rate, or maturity are changed to alleviate the debtor’s burdens in accordance with an agreement between the creditor and the debtor, initiation of corporate reorganization procedures under court trustee or under debtor’s management, the Company recognizes the restructured receivables at present value of the expected future cash flows discounted by the reasonable interest rate and amortizes the difference between principal amount and present value to interest income using the effective interest rate method.

j.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using straight-line method) over the estimated useful lives of the related assets as follows:

Useful Lives
Assets	Depreciation Method	(Years)

Buildings and structures	Declining balance method (straight-line method)	15 ~50
Machinery	Declining balance method	3 ~9
Other	Declining balance method	3 ~5

Interest expenses and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

k.	Intangible Assets

Intangible assets are stated at cost less amortization computed using the straight-line method over 2 to 20 years.

The Company capitalizes the cost of internal-use software which has a useful life in excess of one year. Capitalized internal-use software costs are amortized using the straight-line method over 5 years and are recorded in intangible assets.

l.	Government Subsidy

Government subsidy, which is used for the acquisition of certain assets, is accounted for as a deduction from the acquisition cost of the acquired assets. Such subsidy amount is offset against the depreciation or amortization of the acquired assets during such assets’ useful life. Government subsidy, which is required to be repaid, is recorded as a liability in the balance sheet. Government subsidy with no repayment obligation, which is used to purchase a designated asset or to develop a certain technology, is presented as a deduction of the related asset and is amortized against the depreciation or amortization expense of the related asset. Government subsidy, contributed to compensate for specific expenses, is offset against the related expenses as incurred.

m.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available-for-sales investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment losses.

n.	Convertible Bonds and Bonds with Stock Purchase Warrants

The proceeds from issuance of convertible bonds or bonds with stock purchase warrants are allocated between the conversion rights or warrant rights and the debt issued; the portion allocable to the conversion rights or warrant rights is accounted for as capital surplus with a corresponding conversion right adjustment or warrant rights adjustment which is deducted from the related bonds. Such conversion right adjustment or warrant rights adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds or bonds with stock purchase warrants. The portion allocable to the conversion rights or warrant rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds or bonds with stock purchase warrants, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issuance date.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

o.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

p.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

q.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (see Note 27). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities:

•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•	Present obligations arising from past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.

In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

r.	Accrued Severance Indemnities

In accordance with the policies of the Company, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

SK Telecom and certain domestic subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~191,354 million, ~~W~~28,868 million and ~~W~~45,878 million as of December 31, 2005, 2006 and 2007, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, SK Telecom and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~5,217 million, ~~W~~91 million and ~~W~~86 million as of December 31, 2005, 2006 and 2007, respectively, are deducted from accrued severance indemnities.

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

Changes in accrued severance indemnities for 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Beginning net balance	~~W~~	80,984	~~W~~	71,284	~~W~~	22,284
Provision		47,073		47,370		44,233
Payments to employees		(24,365)		(262,948)		(13,732)
Net increase due to the changes in consolidated subsidiaries		594		4,010		6,291
Changes in deposits for severance indemnities		(33,002)		162,568		(14,754)

Ending net balance	~~W~~	71,284	~~W~~	22,284	~~W~~	44,322

Ending balance :
Accrued severance indemnities	~~W~~	267,855	~~W~~	51,243	~~W~~	90,286
Deposits with insurance companies		(191,354)		(28,868)		(45,878)
National Pension Fund		(5,217)		(91)		(86)

Net balance	~~W~~	71,284	~~W~~	22,284	~~W~~	44,322

s.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (see Note 17). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs, related to stock options expired due to such stock options not being exercised within the exercisable period, are transferred to other capital surplus from capital adjustments.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

t.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement, the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the lessee can use them without major modifications.

All other leases are treated as operating leases.

Assets and liabilities related to finance leases are recorded as property and equipment and obligations under finance leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

u.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~252,046 million, ~~W~~211,961 million and ~~W~~218,653 million for the years ended December 31, 2005, 2006 and 2007, respectively, and external research and development costs of ~~W~~69,140 million, ~~W~~67,021 million and ~~W~~74,388 million for the years ended December 31, 2005, 2006 and 2007, respectively.

v.	Foreign-based Operations’ Translation Adjustment

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain or loss as a foreign-based operations’ translation adjustment in the accumulated other comprehensive income (loss) section of the balance sheet. The translation gain or loss arises from the application of different exchange rates; the year-end rate for balance sheet items except stockholders’ equity, the historical rate for stockholders’ equity and the daily average rate for statement of income items.

w.	Accounting for Foreign Currency Transactions and Translation

SK Telecom and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were ~~W~~1,013.00=US$1, ~~W~~929.60=US$1 and ~~W~~938.20=US$1 at December 31, 2005, 2006 and 2007, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

y.	Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectibility is reasonably assured.

The revenue of the Company is principally derived from telecommunication service including data services and wireless device sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are recognized when the activation service was performed.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligator in the transactions with customers and if the Company merely acts an agent for the buyer or seller from whom it earns a commission, then sales revenues are recognized on a net basis.

SK Telecom’s subsidiaries also sell products and merchandises to customers and these sales are recognized at the time products and merchandises are delivered.

z.	Income Taxes

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes.

aa.	Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock option and convertible bonds.

ab.	Handset Subsidies to Long-term Mobile Subscribers

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to subscribers who have maintained their wireless account with the same carrier for

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18 months or longer and who have not received such subsidies within the last two years to acquire new or renewed subscriber relationships. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its subscribers. The Company charges such handset subsidies to commissions paid as the related payments are made.

ac.	Adoption of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No. 15 through No. 17. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2005 or consolidated net income of the Company for the year ended December 31, 2005 except as follows:

•	Through 2004, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ new issuance of their common stocks to third parties, the changes in the Company’s proportionate equity of investees were accounted for as capital transactions. Effective January 1, 2005, such transactions are accounted for as income statement treatment, pursuant to adoption of SKAS No. 15, “Investments : Equity Method”. As a result of adopting SKAS No. 15, net income for the year ended December 31, 2005 increased by ~~W~~6,262 million (net of tax effect of ~~W~~2,375 million).

•	Through 2004, tax effects of temporary differences related to capital surplus or capital adjustment (accumulated other comprehensive income) were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital surplus or capital adjustments (accumulated other comprehensive income), which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions. As a result of adopting SKAS No. 16, total assets and total liabilities as of December 31, 2005 increased by ~~W~~67,612 million and ~~W~~97,768 million, respectively, and total stockholders’ equity as of December 31, 2005 decreased by ~~W~~30,156 million, which was directly reflected in capital surplus or capital adjustment (accumulated other comprehensive income) (see Note 18).

•	Through 2004, provisions were recorded at nominal value. Effective January 1, 2005, provisions are recorded at the present value when the effect of the time value of money is material, pursuant to adoption of SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. SKAS No. 17 is prospectively applied and as a result of adopting such accounting standard, total liabilities as of December 31, 2005 decreased by ~~W~~7,415 million and net income for the year ended December 31, 2005 increased by ~~W~~5,376 million (see Note 27).

On January 1, 2006, the Company adopted SKAS No. 18 through No. 20. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2006 or the consolidated net income of the Company for the year ended December 31, 2006.

On January 1, 2007, the Company adopted SKAS No. 11, and No. 21 through No. 23, and No. 25. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2007 or consolidated net income of the Company for the year ended December 31, 2007. Details of primary change due to such adoption of SKASs are as follows:

•	Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss); such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

classified as investment assets through 2006 are classified as other non-current assets; such amounts include long-term loans, guarantee deposits, long-term deposits and others. The accompanying consolidated balance sheets as of December 31, 2005 and 2006, which are comparatively presented, were reclassified in accordance with SKAS No. 21.

•	Pursuant to adoption of SKAS No. 25, “Consolidated Financial Statements”, net income is allocated to majority interest and minority interest. In addition, when a subsidiary is purchased during the year, statement of income of the subsidiary is included in the consolidation as though it had been acquired at the beginning of the year, and pre-acquisition earnings are presented as deduction at the bottom of the consolidated statements of income. The accompanying consolidated statements of income for the years ended December 31, 2005 and 2006, which are comparatively presented, were reclassified in accordance with SKAS No. 25. In addition, in connection with the Company’s adoption of SKAS No. 25, the Company also begun to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of the Company’s consolidated statements of cash flows.

•	There is no significant change due to the adoption of SKAS No. 11, No. 22 and No. 23.

3.	INVENTORIES

Inventories as of December 31, 2005 and 2006 and 2007 consist of the following (In millions of Korean won):

	2005		2006		2007

Merchandise	~~W~~	863	~~W~~	1,167	~~W~~	42,787
Finished goods		766		2,282		4,054
Semi-finished goods		—		41		706
Raw materials		493		313		165
Supplies		6,301		16,782		3,733

Total		8,423		20,585		51,445
Less allowance for valuation loss		(639)		(807)		(4,393)

Net	~~W~~	7,784	~~W~~	19,778	~~W~~	47,052

4.	INVESTMENT SECURITIES

a.	Trading Securities

Trading securities as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	Acquisition
	Cost at		Fair Value at
	December 31,		December 31,		Carrying Amount
	2007		2007		2005		2006		2007
									(Note a)

Stocks	~~W~~	—	~~W~~	—	~~W~~	12	~~W~~	12	~~W~~	—
Beneficiary certificates		636,509		635,434		777,460		665,300		635,434

Total	~~W~~	636,509	~~W~~	635,434	~~W~~	777,472	~~W~~	665,312	~~W~~	635,434

(note a)	The difference between the fair value and the acquisition cost of trading securities amounting to ~~W~~1,075 million as of December 31, 2007 was accounted for as gain on valuation of trading securities of ~~W~~128 million and loss on valuation of trading securities of ~~W~~1,203 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Long-term Investment Securities

Long-term investment securities as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Available-for-sale equity securities	~~W~~	923,821	~~W~~	1,011,971	~~W~~	4,689,905
Available-for-sale debt securities		296,273		1,463,636		469,729
Held-to-maturity securities		115		146		94

Total		1,220,209		2,475,753		5,159,728
Less current portion		(1)		(335)		(101,209)

Long-term portion	~~W~~	1,220,208	~~W~~	2,475,418	~~W~~	5,058,519

b-(1).	Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won, except for share data):

	December 31, 2007							Carrying Amount
		Ownership
	Number of	Percentage	Acquisition		Fair
	Shares	(%)	Cost		Value			2005		2006		2007

(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	8,629		~~W~~	5,796	~~W~~	5,897	~~W~~	8,629
hanarotelecom incorporated	11,045,000	4.8		121,677		116,525			56,440		88,581		116,525
KRTnet Corporation	234,150	4.4		1,171		2,470			2,646		2,517		2,470
POSCO	2,481,310	2.8		332,662		1,426,753			501,225		766,725		1,426,753
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)	99,120	0.2		1,695		228			83		83		228
eXtended Computing Environment Co., Ltd. (note a)	133,333	3.3		10		905			10		876		905
nTels Co., Ltd. (note b)	205,200	8.2		34		1,525			34		34		1,525
Qualcomm Inc.	55,805	0.1		2,756		2,060			—		—		2,060
China Unicom Ltd. (note c)	899,745,075	6.6		1,333,009		1,936,840			—		—		1,936,840
ZeroOne Interactive Co., Ltd.	2,472,999	7.2		4,500		2,770			—		3,845		2,770
T-Entertainment Co., Ltd.	1,026,695	6.2		2,500		1,817			—		—		1,817
HB Entertainment Co., Ltd.	—	—		—		—			2,408		1,137		—

sub-total				1,805,795		3,500,522			568,642		869,695		3,500,522

(Investments in non-listed companies)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.) (note d)	7,500,000	5.0		240,243		89,422			77,130		80,370		89,422
SK C&C Co., Ltd. (note e)	6,000,000	30.0		501,652		1,037,604			—		—		1,037,604
Japan MBCO (note f)	54,000	7.3		27,332		—			27,332		—		—
Eonex Technologies Inc. (note g)	144,000	12.3		3,600		(note g	)		4,593		4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964		(note g	)		13,964		13,964		13,964
Cheongsol	4,328	7.7		5,000		(note g	)		—		5,000		5,000
Other (note h)				132,244		(note g	)		32,168		34,333		20,611

sub-total				924,035					155,187		138,260		1,171,194

(Investments in funds)
Korea IT Fund (note i)				—					190,000		—		—
Others (note j)				18,313					9,992		4,016		18,189

sub-total				18,313					199,992		4,016		18,189

Total			~~W~~	2,748,143				~~W~~	923,821	~~W~~	1,011,971	~~W~~	4,689,905

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The common stocks of eXtended Computing Environment Co., Ltd. were newly listed on the Korea Securities Dealers Automated Quotation in the Korea Stock Exchange during the year ended December 31, 2006.
(note b)	The common stocks of nTels Co., Ltd. were newly listed on the Korea Securities Dealers Automated Quotation in the Korea Stock Exchange during the year ended December 31, 2007.
(note c)	In accordance with the resolution of the Company’s board of directors of August 20, 2007, convertible bonds of China Unicom Ltd. were converted into common stocks and reclassified to available-for-sale equity securities from available-for-sale debt securities.
(note d)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by assistance of an outside professional valuation company using the present value technique. The unrealized loss on valuation of investments amounting to ~~W~~163,113 million, ~~W~~159,873 million and ~~W~~150,820 million as of December 31, 2005, 2006 and 2007, respectively, were recorded as accumulated other comprehensive loss.
(note e)	The investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the fourth quarter of 2007, as SK C&C Co., Ltd. became the ultimate parent company of the Company. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated by assistance of an outside professional valuation company using the present value technique. The unrealized gain on valuation of investments totaling ~~W~~691,248 million as of December 31, 2007 including the equity in other comprehensive income of affiliates amounting to ~~W~~155,295 million incurred prior to the reclassification was recorded as accumulated other comprehensive income. In addition, its acquisition cost was adjusted to the carrying amount valued using the equity method of accounting less the equity in other comprehensive income of affiliates prior to the reclassification.
(note f)	Due to the impairment of the Company’s investments in common stock of Japan MBCO, the Company recorded impairment loss on such investments of ~~W~~27,332 million for the year ended December 31, 2006.
(note g)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification. Meanwhile, during the year ended December 31, 2007, the investment in common stock of Pantech Co., Ltd. was reclassified to available-for-sale equity securities from equity securities accounted for using the equity method as the Company no longer exercise significant influence over the investee as a result of Pantech’s 20 to 1 stock consolidation which resulted in decrease in the Company’s ownership to 0.5% from 22.7%. And, the carrying amount of the investment as of December 31, 2007 is nil.
(note h)	Due to the impairment of the Company’s investments in common stock of TeleMerc.com, Fibernett Co., Ltd. and others in 2005, Astro Nest Inc., D&D Media Inc. and others in 2006 and Skycross Korea Co., Ltd., GOMID Co., Ltd. and others in 2007, the Company recorded impairment losses of ~~W~~3,057 million, ~~W~~364 million and ~~W~~5,342 million for the years ended December 31, 2005, 2006 and 2007, respectively.
(note i)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has the ability to exercise significant influence on the investee.
(note j)	Due to the impairment of their investments in cinema projects, the Company recorded impairment losses of ~~W~~235 million, nil and ~~W~~124 million for the year ended December 31, 2005, 2006 and 2007, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(2).  Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

		Acquisition
		Cost
		at December 31,		Carrying Amount
	Maturity	2007		2005		2006		2007

Public bonds	(note a)	~~W~~	51,558	~~W~~	1,599	~~W~~	51,313	~~W~~	51,353
Currency stabilization bonds	(note b)		49,948		294,674		49,894		49,713
Closed beneficiary certificates	Oct. 20, 2009		4,750		—		—		4,788
Bond-type beneficiary certificates	(note c)		351,385		—		5,072		360,641
Convertible bonds of Real Telecom Co., Ltd. (note d)	Mar. 29, 2007		10,656		—		—		—
Convertible bonds of China Unicom Ltd. (note e)	Jul. 5, 2009		—		—		1,276,703		—
Convertible bonds of Eonex Technologies, Inc. (note f)	Oct. 11, 2008		1,000		—		1,000		1,000
Convertible bonds of Empas Corp. (note g)	Oct. 18, 2009		—		—		78,670		—
Others			2,234		—		984		2,234

Total			471,531		296,273		1,463,636		469,729
Less current portion of available-for-sale debt securities			(101,789)		—		(256)		(101,209)

Long-term available-for-sale debt securities		~~W~~	369,742	~~W~~	296,273	~~W~~	1,463,380	~~W~~	368,520

The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2005, 2006 and 2007 were ~~W~~914 million, ~~W~~7,991 million and ~~W~~4,800 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2007 are within 1 year for ~~W~~50,145 million and within 5 years for ~~W~~1,208 million.
(note b)	The maturities of currency stabilization bonds as of December 31, 2007 are within 1 year.
(note c)	The maturities of bond-type beneficiary certificates as of December 31, 2007 are within 1 year for ~~W~~1,251 million and within 5 years for ~~W~~359,390 million.
(note d)	The convertible bonds of Real Telecom Co., Ltd. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Co., Ltd. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004.
(note e)	In accordance with the resolution of the Company’s board of directors of August 20, 2007, convertible bonds of China Unicom Ltd. were converted into its common stocks and reclassified to available-for-sale equity securities from available-for-sale debt securities. As a result of such conversion, the Company recorded gain on conversion of convertible bonds of ~~W~~373,140 million for the year ended December 31, 2007.
(note f)	On October 11, 2006, the Company purchased convertible bonds of Eonex Technologies, Inc. at principal amount of ~~W~~1,000 million. Such convertible bonds can be converted into 7,142 shares of common stock of Eonex Technologies, Inc. at ~~W~~140,000 per share during the period from April 1, 2007 to October 11, 2008. Unless either early redeemed or converted, the notes are redeemable at 106% of the principal amount at maturity. If all such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 12.9%.
(note g)	SK Communications Co., Ltd., a subsidiary of SK Telecom purchased convertible bonds of Empas Corp. on October 19, 2006. On November 1, 2007, SK Communications Co., Ltd. merged Empas Corp., and the convertible bonds of Empas Corp. were totally retired.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(3).  Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

			Acquisition Cost
			at December 31,		Carrying Amount
	Maturity		2007		2005		2006		2007

Public bonds	(note a	)	~~W~~	94	~~W~~	115	~~W~~	146	~~W~~	94
Less current portion of held-to-maturity securities						(1)		(79)		—

Long-term held-to-maturity securities					~~W~~	114	~~W~~	67	~~W~~	94

The Interest income incurred from held-to-maturity securities for the years ended December 31, 2005, 2006 and 2007 were ~~W~~3,755 million, ~~W~~8 million and ~~W~~25 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2007 are within 5 years for ~~W~~31 million and within 10 years for ~~W~~63 million.

b-(4).  Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities

The changes in unrealized gains (losses) on valuation on long-term investment securities for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2006
							Minority Interest
					Transferred		in Equity of
	Beginning		Increase/		to Realized		Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	102	~~W~~	—	~~W~~	—	~~W~~	116
hanarotelecom incorporated		(65,237)		32,141		—		—		(33,096)
KRTnet Corporation		1,475		(129)		—		—		1,346
POSCO		168,563		265,500		—		—		434,063
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		—		—		—		(1,611)
eXtended Computing Environment Co., Ltd.		—		866		—		—		866
ZeroOne Interactive Co.,Ltd.		—		(655)		—		71		(584)
HB Entertainment Co., Ltd.		56		(1,272)		—		795		(421)
LG Powercomm Co., Ltd.
(Formerly Powercomm Co., Ltd.)		(163,113)		3,240		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		—		(4)		—		—		(4)
Currency stabilization bonds		(217)		906		(677)		—		12
Convertible bonds of China Unicom Ltd.		—		319,648		—		—		319,648
Convertible bonds of Empas Corp.		—		33,820		—		(4,218)		29,602

Sub-total		(58,059)		654,163		(677)		(3,352)		592,075
Less tax effect (note a)		15,966		(179,894)		186		895		(162,847)

Total	~~W~~	(42,093)	~~W~~	474,269	~~W~~	(491)	~~W~~	(2,457)	~~W~~	429,228

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
							Minority Interest
					Transferred		in Equity of
	Beginning		Increase/		to Realized		Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	2,731	~~W~~	—	~~W~~	—	~~W~~	2,847
hanarotelecom incorporated		(33,096)		27,944		—		—		(5,152)
KRTnet Corporation		1,346		(46)		—		—		1,300
POSCO		434,063		660,028		—		—		1,094,091
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)		(1,611)		145		—		—		(1,466)
eXtended Computing Environment Co., Ltd.		866		29		—		—		895
nTels Co., Ltd.		—		1,490		—		—		1,490
Qualcomm Inc. Ltd.		—		(696)		—		—		(696)
China Unicom Ltd.		—		599,012		—		—		599,012
ZeroOne Interactive Co., Ltd.		(584)		(1,147)		—		189		(1,542)
T-Entertainment Co., Ltd.		—		(682)		—		74		(608)
HB Entertainment Co., Ltd.		(421)		421		—		—		—
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)		(159,873)		9,053		—		—		(150,820)
SK C&C Co., Ltd.		—		691,248		—		—		691,248
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		(4)		(201)		—		—		(205)
Currency stabilization bonds		12		(247)		—		—		(235)
Convertible bonds of China Unicom Ltd.		319,648		208,095		(527,743)		—		—
Convertible bonds of Empas Corp.		29,602		—		(29,602)		137		137
Beneficiary certificates		—		9,256		—		46		9,302

Sub-total		592,075		2,206,433		(557,345)		446		2,241,609
Less tax effect (note a)		(162,847)		(607,406)		153,270		(13)		(616,996)

Total	~~W~~	429,228	~~W~~	1,599,027	~~W~~	(404,075)	~~W~~	433	~~W~~	1,624,613

(note a)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are other comprehensive income (loss) items, in accordance with SKAS No. 16 “Income Taxes”, which is effective January 1, 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won, except for share data):

	December 31, 2007							Carrying Amount
		Ownership
	Number	Percentage	Acquisition		Net asset
	of Shares	(%)	Cost		Value			2005		2006		2007

Pantech Co., Ltd. (Formerly SK Teletech Co., Ltd.)	—	—	~~W~~	—	~~W~~	—	(note a)	~~W~~	55,732	~~W~~	—	~~W~~	—
SK C&C Co., Ltd.	—	—		—		—	(note b)		168,244		268,278		—
STIC Ventures Co., Ltd.	—	—		—		—	(note c)		8,379		8,611		—
TU Media Corp.	—	—		—		—	(note d)		32,343		7,214		—
AirCross Co., Ltd.	—	—		—		—	(note e)		966		1,477		—
Harex Info Tech, Inc.	225,000	21.2		3,375		417			2,530		1,805		1,118
SK Mobile	—	42.5		10,322		3,273	(note f)		—		4,666		3,273
Skytel Co., Ltd.	1,756,400	26.4		2,159		7,743			4,786		5,823		7,743
SK China Company Ltd.	28,160	20.7		3,195		1,222			485		—		137
Helio, LLC & Helio, Inc.	—	—		—		—	(note g)		102,272		80,130		—
SK USA, Inc.	49	49.0		3,184		3,141			3,279		3,016		3,141
Korea IT Fund	190	14.3		190,000		210,568	(note h)		—		193,061		210,568
Michigan Global Cinema Fund		—		—		—	(note i)		4,000		3,773		—
3rd Fund of Isu Entertainment		31.3		3,000		2,028			2,500		2,419		2,028
Centurion IT Investment Association		53.2		1,930		2,463	(note j)		—		—		2,463
CDMA Mobile Phone Center		50.0		147,627		66,001			40,810		84,689		66,001
Empas Corp.	—	—		—		—	(note k)		—		36,474		—
SK i-media Co., Ltd.	—	—		—		—	(note l)		—		11,312		—
Cyworld Japan Co., Ltd.	1,250,000	100.0		10,584		1,943	(note m)		726		4,362		4,091
Cyworld Incorporated	9,500,000	100.0		9,071		—	(note m)		524		3,592		2,672
SK Telecom China Holding Co., Ltd	—	100.0		19,070		19,070	(note m)		—		—		19,070
Ntreev Soft Co., Ltd.	—	—		—		—	(note l)		—		4,800		—
Konan Technology	—	—		—		—	(note l)		—		4,037		—
SK Cyberpass, Inc.	—	—		—		—	(note l)		1,949		1,780		—
Cyworld Europe GmbH	—	50.2		4,208		1,321	(note m)		—		512		—
Cyworld China (Holdings) Ltd.	9,000,100	100.0		8,467		—	(note m)		—		12		—
WiderThan Co., Ltd.	—	—		—		—			11,503		—		—
IHQ, Inc.	—	—		—		—			14,755		—		—
SKT-HP Ventures, LLC.	—	—		—		—			5,290		—		—
Etoos Group Inc.	—	—		—		—			2,586		—		—
Other investment in affiliates	—	—		35,601		—			8,220		19,090		28,661

Total			~~W~~	451,793				~~W~~	471,879	~~W~~	750,921	~~W~~	350,966

(note a)	60% equity interests in SK Teletech Co., Ltd. were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~178,689 million for the year ended December 31, 2005. As the Company’s ownership in SK Teletech Co., Ltd. decreased from 89.1% to 29.1%, SK Teletech Co., Ltd. was excluded from consolidation effective July 1, 2005. In addition, the investments in common stock of SK Teletech Co., Ltd. were accounted for using the equity method of accounting for the six months ended December 31, 2005. In addition, effective December 1, 2005, SK Teletech Co., Ltd was merged into Pantech Co., Ltd. and the Company’s ownership interest decreased from 29.1% to 22.7%. The difference between the Company’s portion of the merged company’s equity and the carrying amount at the date of merger of ~~W~~269 million was recorded as a loss on disposal of investment assets for the year ended December 31, 2005. On December 11, 2006, Pantech Co., Ltd. requested its creditor banks for a debt restructuring due to deterioration of its liquidity. On December 15, 2006, Pantech entered into creditor banks agreement (the “Agreement”) with its eight creditor banks including Korea Development Bank (“KDB”), its main creditor bank. In the first half of 2007, the Company’s shares of Pantech were reduced to 1,278,515 shares from 25,570,306 shares in accordance with the Pantech’s 20 to 1 stock consolidation. In accordance with debt-equity swap, the Company’s ownership decreased from 22.7% to 0.5% for the year ended December 31, 2007. As a result, the investment in common stock of Pantech was reclassified to available-for-sale equity securities during the year ended December 31, 2007 as the Company no longer exercises significant influence over the investee.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note b)	For the year ended December 31, 2007, the Company’s shares of SK C&C Co., Ltd. were increased to 6,000,000 shares from 300,000 shares as a result of SK C&C Co., Ltd.’s 20 to 1 stock split. In addition, the investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale equity securities, as SK C&C Co., Ltd. became the ultimate parent company of the Company by increasing its ownership interest in SK Holdings Co., Ltd., a split-off company from SK Corporation Co., Ltd. to 25.42% as of December 31, 2007.
(note c)	For the year ended December 31, 2007, the Company disposed all of its 1,600,000 shares of STIC Ventures Co., Ltd.
(note d)	TU Media Corp. was newly included in consolidation effective April 1, 2007 as the Company’s ownership interest increased to 32.7% and is the largest stockholder of TU Media Corp.
(note e)	For the year ended December 31, 2007, the Company acquired additional 975,000 shares of AirCross Co., Ltd. from WiderThan Co., Ltd. and others, which increased the Company’s ownership interest from 38.1% to 100.0%, accordingly AirCross Co., Ltd. was newly included in consolidation from this year.
(note f)	On March 31, 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.
(note g)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest and manage Helio, LLC, a joint venture company in the United States of America, which was established in order to provide wireless telecommunication service in the United States of America. Through December 31, 2007, the Company additionally invested in Helio, LLC and the Company’s ownership interest increased to 64.9%. As a result, Helio, LLC became subsidiary and included in consolidation effective November 1, 2007.
(note h)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has ability to exercise significant influence on the investee. In accordance with the Agreement of Korea IT Fund, the Company has voting rights of 14.3%, while the Company invested 63.3% of total capital contribution and has profit sharing rights of 63.3%.
(note i)	As TU Media Corp. became a subsidiary of the Company during the year ended December 31, 2007, TU Media Corp.’s ownership interest in Michigan Global Cinema Fund added to the Company’s ownership interest in Michigan Global Fund for the calculation of controlling ownership interest. As a result, Michigan Global Cinema Fund was newly included in consolidation effective April 1, 2007.
(note j)	Centurion IT Investment Association was deconsolidated as it was dissolved on February 2008; instead, it was accounted for using the equity method for the year ended December 31, 2007.
(note k)	Empas Corp. was merged into SK Communications Co., Ltd. during the year ended December 31, 2007.
(note l)	Through the year ended December 31, 2006, these investees were excluded from consolidation and accounted for using the equity method even though the Company’s ownership interest is over majority because their total assets at the beginning of the fiscal year were less than ~~W~~7 billion in accordance with Korean GAAP. However, as the investees’ total assets as of December 31, 2006 increased to more than ~~W~~7 billion, these investees were included in consolidation effective January 1, 2007.
(note m)	Even though the Company’s ownership interest is over majority, these investees are excluded from the consolidation and accounted for using the equity method as their total assets at the beginning of the fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

			For the Year Ended December 31, 2005
										Equity in Capital
							Equity in			Surplus and Other			Other
			Beginning				Earnings			Comprehensive	Dividend		Increase		Ending
			Balance		Acquisition		(Losses)			Income	Received		(Decrease)		Balance

Pantech Co., Ltd.	(note a	)	~~W~~	—	~~W~~	—	~~W~~	93	~~W~~	(183)	~~W~~	—	~~W~~	55,822	~~W~~	55,732
SK C&C Co., Ltd.	(note b	)		201,484		—		18,102		(50,742)		(600)		—		168,244
STIC Ventures Co., Ltd.	(note c	)		7,477		—		(779)		317		—		1,364		8,379
TU Media Corp.				34,592		25,611		(27,852)		(8)		—		—		32,343
AirCross Co., Ltd.				940		—		26		—		—		—		966
WiderThan Co., Ltd.	(note d	)		—		—		868		7		—		10,628		11,503
IHQ, Inc.	(note c	)		—		14,440		(197)		410		—		102		14,755
Harex Info Tech, Inc.	(note e	)		3,375		—		(845)		—		—		—		2,530
Skytel Co., Ltd.	(note b	)		3,713		—		1,377		(120)		(184)		—		4,786
SK China Company Ltd.				830		—		(295)		(50)		—		—		485
Helio, LLC & Helio, Inc.	(note f	)		—		123,586		(21,550)		—		—		236		102,272
SK USA, Inc.				3,056		—		316		(93)		—		—		3,279
SKT-QC Wireless Development Fund	(note g	)		5,146		—		—		—		—		(5,146)		—
SKT-HP Ventures, LLC				5,281		—		167		(158)		—		—		5,290
CDMA Mobile Phone Center	(note h	)		25,116		33,950		(13,376)		—		—		(4,880)		40,810
SK Mobile	(note i	)		1,151		14,213		(2,566)		(22)		—		(12,776)		—
Cyworld Japan Co., Ltd.				—		4,466		(3,867)		127		—		—		726
Etoos Group Inc.				—		3,095		(498)		(11)		—		—		2,586
Other investment in affiliates				11,867		12,432		—		—		—		(7,106)		17,193

			~~W~~	304,028	~~W~~	231,793	~~W~~	(50,876)	~~W~~	(50,526)	~~W~~	(784)	~~W~~	38,244	~~W~~	471,879

(note a)	Other increase in investments in equity securities of Pantech Co., Ltd. is net of the carrying amount of the investment in equity securities of SK Teletech Co., Ltd. amounting to ~~W~~56,091 million reclassified to equity securities accounted for using the equity method as a result of the decrease in the Company’s ownership in SK Teletech Co., Ltd. to less than 50% and the dilution of the Company’s equity portion of ~~W~~269 million as a result of the merger between Pantech Co., Ltd. and SK Teletech Co., Ltd.
(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.
(note c)	Other increases in investments in equity securities of STIC Ventures Co., Ltd. and IHQ, Inc. represent gains on disposal of investments in equity securities resulting from the dilution of the Company’s ownership as a result of the fact that investees sold their unissued shares to third parties directly.
(note d)	Other increase in investments in equity securities of WiderThan Co., Ltd. represents the carrying amount of the investment in equity securities of WiderThan Co., Ltd. amounting to ~~W~~3,188 million reclassified to equity securities accounted for using the equity method from available-for-sale securities and gains on disposal of investments in equity method investee of ~~W~~7,440 million resulting from the dilution of the Company’s ownership as a result of the fact that investee sold its unissued shares to third parties directly.
(note e)	Effective January 1, 2005, the Company recorded its investments in Harex Info Tech, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.
(note f)	The increase in investments in equity securities of Helio LLC and Helio, Inc. represents a translation gain incurred from translating the financial statements of SK Telecom USA Holdings, Inc. denominated in foreign currency, which makes investments in Helio, Inc. into Korean won.
(note g)	Investment was fully liquidated due to dissolution of SKT-QC Wireless Development Fund during the year ended December 31, 2005.
(note h)	For the year ended December 31, 2005, SLD received a cash distribution of ~~W~~3,956 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as a in-kind contribution from SLD. In addition, translation loss of ~~W~~924 million incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd. into Korean won was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note i)	Effective January 1, 2005, SK Mobile became an equity method investee of SK Teletech Co., Ltd., a former subsidiary of the Company as changes in SK Teletech Co., Ltd.’s portion of such investee’s equity amounts resulting from applying the equity method of accounting was material. Effective July 1, 2005, the investment in equity securities of SK Teletech Co., Ltd. was reclassified to equity securities accounted for using the equity method, which resulted in the exclusion of SK Mobile from equity securities accounted for using the equity method.

	For the Year Ended December 31, 2006
							Equity in
							Capital Surplus
						Equity in	and Other				Other
	Beginning					Earnings	Comprehensive		Dividend		Increase		Ending
	Balance		Acquisition			(Losses)	Income		Received		(Decrease)		Balance

Pantech Co., Ltd. (note a)	~~W~~	55,732	~~W~~	—	~~W~~	(55,902)	~~W~~	170	~~W~~	—	~~W~~	—	~~W~~	—
SK C&C Co., Ltd. (note b)		168,244		—		37,825		63,199		(990)		—		268,278
STIC Ventures Co., Ltd.		8,379		—		845		(613)		—		—		8,611
TU Media Corp.		32,343		—		(25,129)		—		—		—		7,214
AirCross Co., Ltd.		966		—		511		—		—		—		1,477
WiderThan Co., Ltd. (note c)		11,503		—		—		—		—		(11,503)		—
IHQ, Inc.		14,755		—		(1,346)		84		—		(13,493)		—
Harex Info Tech, Inc.		2,530		—		(725)		—		—		—		1,805
SK Mobile		—		10,322		(5,520)		(136)		—		—		4,666
Skytel Co., Ltd. (note b)		4,786		—		1,970		(605)		(328)		—		5,823
SK China Company Ltd.		485		—		(380)		(105)		—		—		—
Helio, LLC & Helio, Inc. (note d)		102,272		76,933		(88,309)		—		—		(10,766)		80,130
SK USA, Inc.		3,279		—		7		(270)		—		—		3,016
Korea IT Fund (note e)		—		—		2,339		722		—		190,000		193,061
Michigan Global Cinema Fund		4,000		—		(227)		—		—		—		3,773
3rd Fund of Isu Entertainment		2,500		—		(81)		—		—		—		2,419
SKT-HP Ventures, LLC (note f)		5,290		—		—		—		—		(5,290)		—
CDMA Mobile Phone Center (note g)		40,810		76,039		(21,474)		—		—		(10,686)		84,689
Empas Corp.		—		37,092		(1,369)		751		—		—		36,474
SK i-media Co., Ltd.		—		12,000		(636)		(52)		—		—		11,312
Cyworld Japan Co., Ltd.		726		6,118		(2,549)		67		—		—		4,362
Etoos Group Inc. (note h)		2,586		—		(259)		—		—		(2,327)		—
Cyworld Incorporated		524		8,547		(5,358)		(121)		—		—		3,592
Other investments in affiliates		10,169		17,282		90		(640)		—		3,318		30,219

	~~W~~	471,879	~~W~~	244,333	~~W~~	(165,677)	~~W~~	62,451	~~W~~	(1,318)	~~W~~	139,253	~~W~~	750,921

(note a)	Pantech Co., Ltd. suffered a significant loss due to deterioration of its liquidity during the fourth quarter of 2006, which resulted in the Company’s investments in Pantech Co., Ltd. to be reduced to zero. Equity in losses of affiliates that exceeded the carrying amount was ~~W~~43,543 million for the year ended December 31, 2006.
(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.
(note c)	The Company sold all of investments in equity securities of WiderThan Co., Ltd. for the year ended December 31, 2006 and recognized gains on disposal of investment in equity securities of ~~W~~21,780 million.
(note d)	Other decrease in investments in equity securities of Helio, Inc. represents losses from disposal of investments in equity securities of Helio, Inc. amounting to ~~W~~1,991 million resulting from the dilution of the Company’s ownership as a result of the fact that investee sold its unissued shares to third parties directly, and translation loss of ~~W~~8,776 million incurred from translating the foreign currency financial statements of Helio, Inc. into Korean won.
(note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.
(note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the year ended December 31, 2006.
(note g)	For the year ended December 31, 2006, SLD received a cash distribution of ~~W~~5,978 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as a in-kind contribution from SLD. In addition, translation loss of ~~W~~4,708 million incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd. into Korean won and such translation loss was accounted for as a decrease in the investment in CDMA Mobile Phone Center.
(note h)	For the year ended December 31, 2006, Etoos Group Inc. was merged into SK Communications Co., Ltd., the Company’s subsidiary.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
							Equity in
							Capital Surplus
					Equity in		and Other					Other
	Beginning				Earnings		Comprehensive		Dividend			Increase	Ending
	Balance		Acquisition		(Losses)		Income		Received			(Decrease)	Balance

SK C&C Co., Ltd. (notes a and d)	~~W~~	268,278	~~W~~	—	~~W~~	230,252	~~W~~	4,381	~~W~~	(1,260)	~~W~~	(501,651)	~~W~~	—
STIC Ventures Co., Ltd.		8,611		—		—		(238)		—		(8,373)		—
TU Media Corp. (note b)		7,214		—		(5,879)		—		—		(1,335)		—
AirCross Co., Ltd. (note c)		1,477		—		(95)		—		—		(1,382)		—
Harex Info Tech, Inc.		1,805		—		(687)		—		—		—		1,118
SK Mobile		4,666		—		(1,678)		285		—		—		3,273
Skytel Co., Ltd. (note d)		5,823		—		2,562		12		(654)		—		7,743
SK China Company Ltd.		—		—		54		83		—		—		137
Helio, Inc. & Helio, LLC (note e)		80,130		18,527		(116,725)		(38)		—		18,106		—
SK USA, Inc.		3,016		—		96		29		—		—		3,141
Korea IT Fund		193,061		—		14,383		3,124		—		—		210,568
Michigan Global Cinema Fund (note f)		3,773		—		—		—		—		(3,773)		—
3rd Fund of Isu Entertainment (note g)		2,419		—		(891)		—		—		500		2,028
Centurion IT Investment Association		—		—		35		777		—		1,651		2,463
CDMA Mobile Phone Center (note h)		84,689		12,094		(20,651)		—		—		(10,131)		66,001
Empas Corp. (note i)		36,474		—		(6,397)		24		—		(30,101)		—
SK i-media Co., Ltd. (note j)		11,312		—		—		—		—		(11,312)		—
Cyworld Japan Co., Ltd.		4,362		—		(391)		120		—		—		4,091
Cyworld Incorporated (note k)		3,592		—		(4,052)		—		—		—		2,672
SK Telecom China Holding Co., Ltd.		—		19,070		—		—		—		—		19,070
Ntreev Soft Co., Ltd. (note j)		4,800		—		—		—		—		(4,800)		—
Konan Technology (note l)		4,037		—		(109)		8		—		(3,936)		—
SK Cyberpass, Inc. (note j)		1,780		—		—		—		—		(1,780)		—
Cyworld Europe GmbH (note m)		512		3,696		(4,208)		—		—		—		—
Cyworld China (Holdings) Ltd. (note m)		—		8,467		(8,467)		—		—		—		—
Other investment in affiliates (note m)		19,090		14,775		(5,244)		176		(268)		132		28,661

	~~W~~	750,921	~~W~~	76,629	~~W~~	71,908	~~W~~	8,744	~~W~~	(2,182)	~~W~~	(558,185)	~~W~~	350,966

(note a)	The investment in SK C&C Co., Ltd. was reclassified to available-for-sale security during the fourth quarter of 2007 as it became the ultimate parent company of the Company.
(note b)	TU Media Corp. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of TU Media Corp. in February 2007.
(note c)	AirCross Co., Ltd. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of AirCross Co., Ltd. in March 2007.
(note d)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd.; the corresponding amount was deducted from its equity method securities.
(note e)	Helio, Inc. & Helio LLC was included in the consolidation of accompanying consolidated financial statements effective November 2007, as the Company acquired additional equity of Helio, LLC during the fourth quarter of 2007.
(note f)	As TU Media Corp. who had certain ownership interest of Michigan Global Cinema Fund became a subsidiary of the Company in February 2007, the Company became the largest stockholder owning more than 30% of total outstanding common stock of Michigan Global Cinema Fund and included Michigan Global Cinema Fund in the consolidation of accompanying consolidated financial statements effective April 1, 2007.
(note g)	Other increase in investments in equity securities of 3rd Fund of Isu Entertainment resulted from additional investment by TU Media Corp.
(note h)	For the year ended December 31, 2007, SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.) received a cash distribution of ~~W~~10,728 million from CDMA Mobile Phone Center, and such reimbursement decreased SKT Vietnam PTE Ltd’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as a in-kind contribution from SKT Vietnam PTE Ltd. In addition, translation gain of ~~W~~597 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and such translation gain was accounted for as a increase in the investment in CDMA Mobile Phone Center.
(note i)	Other decrease in investments in equity securities of Empas Corp. resulted from the merger between Empas Corp. and SK Communications Co., Ltd.
(note j)	SK i-media Co., Ltd., Ntreev Soft Co., Ltd. and SK Cyberpass, Inc. were newly included in the consolidation of the accompanying financial statements as their total assets at the beginning of 2007 increased to more than ~~W~~7 billion, in accordance with Korean GAAP.
(note k)	Equity in losses of affiliates amounting to ~~W~~3,133 million resulted from the additional recognition of equity losses for short-term loans provided for by SK Communications Co., Ltd.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note l)	Konan Technology which was a subsidiary of Empas Corp. was included in the consolidation of accompanying consolidated financial statements as SK Communications Co., Ltd. merged with Empas Corp. for the year ended December 31, 2007.
(note m)	As carrying amounts of equity securities accounted for using the equity method of Cyworld Europe GmbH, Cyworld China (Holdings) Ltd. and Cyworld Vietnam became nil, the equity method accounting was discontinued. Unrecognized losses because of the discontinuance of the equity method were ~~W~~3,164 million as of December 31, 2007.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2005
	Beginning						Ending
	Balance		Increase		Amortization		Balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	820	~~W~~	(27)	~~W~~	793
SK C&C Co., Ltd.		5,276		—		(406)		4,870
TU Media Corp.		—		1,045		(52)		993
IHQ, Inc.		—		7,377		(1,110)		6,267
Harex Info Tech, Inc.		—		1,752		(350)		1,402
Etoos Group Inc.		—		1,914		(333)		1,581

Total	~~W~~	5,276	~~W~~	12,908	~~W~~	(2,278)	~~W~~	15,906

	For the Year Ended December 31, 2006
	Beginning						Ending
	Balance		In(De)crease		Amortization		Balance

Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(793)	~~W~~	—
SK C&C Co., Ltd.		4,870		—		(406)		4,464
TU Media Corp.		993		—		(209)		784
IHQ, Inc.		6,267		(5,533)		(734)		—
Harex Info Tech, Inc.		1,402		—		(351)		1,051
SK Mobile		—		3,192		(3,192)		—
Helio, Inc.		—		38		—		38
Empas Corp.		—		24,159		(1,208)		22,951
Etoos Group Inc.		1,581		(1,553)		(28)		—
Other investments in affiliates		—		12,531		(1,086)		11,445

Total	~~W~~	15,906	~~W~~	32,834	~~W~~	(8,007)	~~W~~	40,733

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

SK C&C Co., Ltd.	~~W~~	4,464	~~W~~	(4,160)	~~W~~	(304)	~~W~~	—
TU Media Corp.		784		(732)		(52)		—
IHQ, Inc.		—		—		—		—
Harex Info Tech, Inc.		1,051		—		(350)		701
SK Mobile		—		—		—		—
Helio, Inc.		38		—		(38)		—
Empas Corp.		22,951		(18,924)		(4,027)		—
Etoos Group Inc.		—		—		—		—
Ntreev Soft Co., Ltd.		1,785		(1,785)		—		—
Konan Technology		3,859		(3,859)		—		—
Other investments in affiliates		5,801		2,899		(1,770)		6,930

Total	~~W~~	40,733	~~W~~	(26,561)	~~W~~	(6,541)	~~W~~	7,631

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2005
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		—		2,569		(43)		2,526

Total	~~W~~	1,086	~~W~~	2,569	~~W~~	(43)	~~W~~	3,612

	For the Year Ended December 31, 2006
	Beginning						Ending
	Balance		Increase		Decrease		Balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	271	~~W~~	(271)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086
Cyworld Japan Co., Ltd.		2,526		681		(570)		2,637
Cyworld Incorporated		—		1,888		(94)		1,794
Other investments in affiliates		—		892		(104)		788

Total	~~W~~	3,612	~~W~~	3,732	~~W~~	(1,039)	~~W~~	6,305

	For the Year Ended December 31, 2007
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		2,637		—		(2,227)		410
Cyworld Incorporated		1,794		—		(378)		1,416
Other investments in affiliates		788		2,552		(385)		2,955

Total	~~W~~	6,305	~~W~~	2,552	~~W~~	(2,990)	~~W~~	5,867

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed financial information of the investees as of and for the year ended December 31, 2007 are as follows (In millions of Korean won):

								Net
	Total		Total					Income
	Assets		Liabilities		Revenue			(Loss)

Harex Info Tech, Inc.	~~W~~	3,544	~~W~~	1,573	~~W~~	5,626	~~W~~	(1,589)
SK Mobile		8,777		1,077		2,367		(3,949)
Skytel Co., Ltd.		32,934		3,610		26,309		9,703
SK China Company Ltd.		7,601		1,697		—		307
SK USA, Inc.		7,454		1,045		7,712		196
Korea IT Fund		332,476		—		33,644		22,710
3rd Fund of Isu Entertainment		5,408		—		234		(2,332)
Centurion IT Investment Association		4,630		1		107		93
CDMA Mobile Phone Center		346,789		214,786		55,023		(41,303)
Cyworld Japan Co., Ltd.		2,177		234		114		(3,741)
Cyworld Incorporated		3,365		6,571		55		(6,534)
SK Telecom (China) Holding Co., Ltd.		19,070		—		—		—
Cyworld Europe GmbH		2,712		81		127		(5,125)
Cyworld China (Holdings) Ltd.		8,608		9,287		420		(8,912)

6.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Loans to employees’ stock ownership association	~~W~~	14,586	~~W~~	7,526	~~W~~	34,817
Loans to employees for housing and other		4,799		4,580		15,231

	~~W~~	19,385	~~W~~	12,106	~~W~~	50,048

On December 26, 2007 and January 23, 2008, we loaned ~~W~~ 31.0 billion and ~~W~~ 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	Useful
	Lives
	(Years)	2005		2006		2007

Land		~~W~~	466,562	~~W~~	473,109	~~W~~	454,916
Buildings and structures	15-50		1,484,360		1,502,755		1,510,199
Machinery	3-9		10,510,486		11,380,257		12,909,629
Other	3-5		846,813		1,004,196		1,028,442
Construction in progress			264,309		132,831		308,955

Total			13,572,530		14,493,148		16,212,141
Less accumulated depreciation			(8,909,161)		(9,985,813)		(11,242,431)
Government subsidy			—		—		(356)

Property and equipment, net		~~W~~	4,663,369	~~W~~	4,507,335	~~W~~	4,969,354

The government’s declared standard value of land owned as of December 31, 2005, 2006 and 2007 are ~~W~~419,698 million, ~~W~~519,234 million and ~~W~~561,326 million, respectively.

Details of changes in property and equipment for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2005
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	466,460	~~W~~	723	~~W~~	(4,698)	~~W~~	4,077	~~W~~	—	~~W~~	466,562
Buildings and structures		1,166,542		12,581		(8,095)		35,472		(55,406)		1,151,094
Machinery		2,643,107		54,681		(18,990)		983,489		(1,182,664)		2,479,623
Other		289,811		768,328		(3,991)		(657,560)		(94,807)		301,781
Construction in progress		138,002		580,309		—		(454,002)		—		264,309

Total	~~W~~	4,703,922	~~W~~	1,416,622	~~W~~	(35,774)	~~W~~	(88,524)	~~W~~	(1,332,877)	~~W~~	4,663,369

	For the Year Ended December 31, 2006
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	466,562	~~W~~	115	~~W~~	(645)	~~W~~	7,077	~~W~~	—	~~W~~	473,109
Buildings and structures		1,151,094		4,664		(849)		14,262		(55,947)		1,113,224
Machinery		2,479,623		65,819		(8,571)		1,014,646		(1,152,632)		2,398,885
Other		301,781		839,284		(17,308)		(636,866)		(97,605)		389,286
Construction in progress		264,309		588,260		—		(719,738)		—		132,831

Total	~~W~~	4,663,369	~~W~~	1,498,142	~~W~~	(27,373)	~~W~~	(320,619)	~~W~~	(1,306,184)	~~W~~	4,507,335

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	473,109	~~W~~	—	~~W~~	471	~~W~~	(20,362)	~~W~~	1,698	~~W~~	—	~~W~~	454,916
Buildings and structures		1,113,224		5		4,998		(3,488)		7,779		(56,438)		1,066,080
Machinery		2,398,885		282,925		106,524		(8,420)		1,333,354		(1,312,840)		2,800,428
Other		389,286		19,008		1,034,181		(14,273)		(964,200)		(125,027)		338,975
Construction in progress		132,831		5,941		669,793		(893)		(498,717)		—		308,955

Total	~~W~~	4,507,335	~~W~~	307,879	~~W~~	1,815,967	~~W~~	(47,436)	~~W~~	(120,086)	~~W~~	(1,494,305)	~~W~~	4,969,354

Other increase (decrease) resulted from merger and the changes in consolidated subsidiaries.

8.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	December 31, 2007						Carrying Amounts
			Accumulated		Accumulated
	Acquisition Cost		Amortization		Impairment		2005		2006		2007

Goodwill	~~W~~	2,521,640	~~W~~	(837,233)	~~W~~	(50)	~~W~~	1,868,932	~~W~~	1,775,695	~~W~~	1,684,357
Frequency use rights		1,385,120		(424,818)		—		1,184,292		1,076,833		960,302
Software development costs		243,345		(222,940)		(568)		65,991		45,653		19,837
Other		1,377,334		(606,181)		(1,687)		333,674		620,230		769,466

	~~W~~	5,527,439	~~W~~	(2,091,172)	~~W~~	(2,305)	~~W~~	3,452,889	~~W~~	3,518,411	~~W~~	3,433,962

Details of changes in intangible assets for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2005
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,994,339	~~W~~	—	~~W~~	—	~~W~~	9,223	~~W~~	(134,630)	~~W~~	—	~~W~~	1,868,932
Frequency use rights		1,163,319		117,380		—		—		(96,407)		—		1,184,292
Software development costs		105,955		1,472		—		—		(41,436)		—		65,991
Other		259,290		80,642		(342)		64,522		(70,178)		(260)		333,674

	~~W~~	3,522,903	~~W~~	199,494	~~W~~	(342)	~~W~~	73,745	~~W~~	(342,651)	~~W~~	(260)	~~W~~	3,452,889

	For the Year Ended December 31, 2006
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,868,932	~~W~~	1,672	~~W~~	—	~~W~~	44,947	~~W~~	(139,806)	~~W~~	(50)	~~W~~	1,775,695
Frequency use rights		1,184,292		687		—		—		(108,146)		—		1,076,833
Software development costs		65,991		1,946		—		9,340		(31,624)		—		45,653
Other		333,674		69,659		(1,250)		330,866		(112,604)		(115)		620,230

	~~W~~	3,452,889	~~W~~	73,964	~~W~~	(1,250)	~~W~~	385,153	~~W~~	(392,180)	~~W~~	(165)	~~W~~	3,518,411

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			For the Year Ended December 31, 2007
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,775,695	~~W~~	59,460	~~W~~	958	~~W~~	(124)	~~W~~	6,092	~~W~~	(157,724)	~~W~~	(—)	~~W~~	1,684,357
Frequency use rights		1,076,833		—		—		—		—		(116,531)		—		960,302
Software development costs		45,653		1,881		3,294		(5,673)		1,679		(26,930)		(67)		19,837
Other		620,230		119,135		110,850		(5,750)		130,358		(205,211)		(146)		769,466

Total	~~W~~	3,518,411	~~W~~	180,476	~~W~~	115,102	~~W~~	(11,547)	~~W~~	138,129	~~W~~	(506,396)	~~W~~	(213)	~~W~~	3,433,962

Other increase (decrease) resulted from merger and change in consolidated subsidiary.

The book value and residual useful lives of major intangible assets as of December 31, 2007 are as follows (In millions of Korean won):

	Amount		Description	Residual Useful Lives

Goodwill	~~W~~	1,563,560	Goodwill related to merger of Shinsegi Telecomm, Inc.	12 years and 3 months
²		37,770	Goodwill related to merger of Empas Corp.	4 years and 10 months
IMT license		868,465	Frequency use rights relating to W-CDMA service	(note a)
WiBro license		85,823	WiBro service	(note b)
DMB license		6,013	DMB service	8 years and 6 months

(note a)	With its application for a license to provide IMT services, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, paid ~~W~~650,000 million in March 2001 and SK Telecom is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.56% as of December 31, 2007). The future payment obligations are ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial. As of December 31, 2007, the present value discount related to the current portion and long-term portion of payments to be made to MIC amounts to ~~W~~681 million and ~~W~~27,886 million, respectively.
(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line method over the remaining useful life.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	BONDS PAYABLE

Bonds as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won and thousands of U.S. dollars and thousands of Japanese yen):

		Annual
	Maturity	Interest
	Year	Rate (%)	2005		2006		2007

Domestic general bonds	2006	5.0-6.0	~~W~~	800,000	~~W~~	—	~~W~~	—
²	2007	5.0-6.0		700,000		700,000		—
²	2008	5.0		300,000		300,000		300,000
²	2009	5.0		300,000		300,000		300,000
²	2010	4.0		200,000		200,000		200,000
²	2011	3.0		200,000		200,000		200,000
² (note a)	2012	3 month Euro Yen		—		—		104,166
		Libor+0.55
²	2013	4.0		—		200,000		200,000
²	2014	5.0		—		—		200,000
²	2016	5.0		—		200,000		200,000
Unsecured private bonds (note c)	2008	6.07-6.14		—		—		30,000
² (notes b and c)	2009	6.51-7.48		—		—		34,584
² (note c)	2009	6.45		—		—		30,000
² (note c)	2010	6.50-7.07		—		—		36,250
Unsecured public bonds (note c)	2008	5.50		—		—		50,000
² (note c)	2010	6.30-6.81		—		—		110,000
Dollar denominated bonds (US$300,000)	2011	4.25		303,900		278,880		281,460
Dollar denominated bonds (US$400,000)	2027	6.63		—		—		375,280
Private bonds (¥125,000)	2007	4.65		—		684		—
Convertible bonds (SK Telecom) (note d)	2009	—		385,885		356,356		268,415
Convertible bonds (IHQ, Inc.)	2008	—		—		18,356		—
Convertible bonds (YTN Media, Inc.)	2007	1.0		—		1,000		—
Bond with stock purchase warrant
(SK Communications Co., Ltd.)	2007	4.65		—		684		—

Sub total				3,189,785		2,755,960		2,920,155
Less discounts on bonds				(40,016)		(39,422)		(46,557)
Less conversion right adjustments				(65,218)		(46,079)		(19,665)
Less warrant right adjustments				—		(23)		—
Add long-term accrued interest				24,808		23,854		17,256

Net				3,109,359		2,694,290		2,871,189
Less portion due within one year				(795,151)		(698,967)		(522,528)

Long-term portion			~~W~~	2,314,208	~~W~~	1,995,323	~~W~~	2,348,661

(note a)	As of December 31, 2007, the 3-months Euro Yen LIBOR rate is 0.895%.
(note b)	These bonds are scheduled to repay in 3 years with a two-year grace period.
(note c)	These bonds are unsecured private bonds of TU Media Corp. which was newly included in consolidation of accompanying consolidated financial statements for the year ended December 31, 2007.
(note d)	The principal amount of these convertible bonds denominated in U.S. dollar as of December 31, 2005, 2006 and 2007 are US$329,450,000, US$304,240,000 and US$229,160,000, respectively.

All of the above bonds will be paid in full at maturities except for bonds of mentioned at the above (note b).

Convertible Bonds Issued by SK Telecom

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~211,099 per share in accordance with anti-dilution protection. The

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2007 is 1,277,164 shares. Effective July 1, 2007, the conversion price was changed from ~~W~~211,943 to ~~W~~211,099 and the number of shares to be converted was changed from 1,688,842 shares to 1,695,593 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors of July 27, 2007.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

During the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,613 shares of treasury stock (see Note 16), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

During the year ended December 31, 2007, the conversion rights for the convertible bond with a principal amount of US$75,080,000 were exercised. The Company paid ~~W~~42,962 million in cash to bond holders with a principal amount of US$36,260,000 without delivering the Company’s common stocks due to the 49% ownership limitation as explained above and the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of treasury stock (see Note 16). Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).

Convertible Bonds and Bonds with Stock Purchase Warrants Issued by Subsidiaries

In 2005, IHQ, Inc. (“IHQ”) and YTN Media, Inc. (“YTN”) which were consolidated effective July 1, 2006, issued convertible bonds with the principal amount of US$18,000,000 and ~~W~~1,000 million, respectively. As of December 31, 2006, IHQ’s convertible bonds are convertible into IHQ’s common stock at ~~W~~7,359 (convertible rate of exchange: 1,034.70 = US$1) per share during the period from May 15, 2006 to November 15, 2008. Unless converted, these bonds are redeemable for cash at 104.57% of the principal amount at maturity. During the year ended December 31, 2007, all convertible bonds were converted into common stocks, therefore no convertible bonds are remained as of December 31, 2007.

As SK Communications Co., Ltd. merged with Etoos Group on May 1, 2006, bonds with stock purchase warrants with the principal amount of ¥125,000,000 were transferred to the Company. During the year ended December 31, 2007, these bonds were all redeemed at maturity, accordingly no bonds with stock purchase warrants are remained as of December 31, 2007.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Final	Annual Interest
Lender	Maturity Year	Rate (%)	2005		2006		2007
		(Note a)

Shinhan Bank (note b)	2010	91 days CD yield + 0.25	~~W~~	—	~~W~~	200,000	~~W~~	200,000
²	2011	3.58		—		—	~~W~~	762
Small Business Corporation	2009	5.25		—		—	~~W~~	156
Calyon Bank	2013	6M Libor + 0.29	US$	—	US$	50,000	US$	50,000
DBS Bank	²	²		—	US$	25,000	US$	25,000
SMBC	²	²		—	US$	25,000	US$	25,000
Earthlink, Inc.	2010	10		—		—	US$	30,000
Industrial Bank of Korea	2008	3.50 ~ 3.90		¥14,802		¥8,880		¥—
²	2009	3.11		¥12,800		¥9,100		—
²	2010	3.47 ~ 3.97	~~W~~	—	~~W~~	—	~~W~~	641
Resona Bank	2010	1.85		¥—		¥—		¥98,573

Total			~~W~~	—	~~W~~	200,000	~~W~~	201,559
			US$	—	US$	100,000	US$	130,000
				¥27,602		¥17,980		¥98,573

Equivalent in Korean won			~~W~~	237	~~W~~	293,101	~~W~~	324,346
Less portion due within one year				(82)		(75)		(925)

Long-term portion			~~W~~	155	~~W~~	293,026	~~W~~	323,421

(note a)	At December 31, 2007, the 91-day CD yield and the 6M LIBOR rate are 5.82% and 4.65%, respectively.
(note b)	This long-term borrowings is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from December 31, 2007 in accordance with the loan agreement.

The repayment schedule of long-term borrowings at December 31, 2007 is as follows (In millions of Korean won and thousands of denominated in Yen):

			Long-Term Borrowing
	Long-Term		in Foreign Currencies
	Borrowing in		Foreign		Korean Won
Year Ending December 31,	Korean Won		Currencies		Equivalent		Total

2008	~~W~~	508		¥50,067	~~W~~	417	~~W~~	925
2009		541		¥33,258		278		819
				¥15,248
2010		200,382	US$	30,000		28,273		228,655
2011		127		—		—		127
2012 and thereafter		—	US$	100,000		93,820		93,820

Total				¥98,573
	~~W~~	201,558	US$	130,000	~~W~~	122,788	~~W~~	324,346

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	SUBSCRIPTION DEPOSITS

The Company receives facility guarantee deposits from subscribers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term subscription guarantee deposits by service type held as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service Type	Subscriber		2005		2006		2007

Cellular	~~W~~	200,000	~~W~~	23,770	~~W~~	21,140	~~W~~	6,425

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their subscription deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

Subscription deposits payable in current liabilities section represents payable to subscribers who cancelled services.

12.	LEASES

The Company leases certain machinery and equipment under finance leases. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. For the year ended December 31, 2005, all finance leases were expired and the Company acquired the related leased machinery free of charge.

In addition, during the year ended December 31, 2005, the Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded SK C&C Co., Ltd. in certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. YTN Media, Inc., which was consolidated effective July 1, 2006, acquired certain broadcasting equipment from HYOSUNG CAPITAL Co., Ltd. under certain finance lease agreements. The acquisition cost of such leased broadcasting equipment, computer equipment and software totaled ~~W~~16,196 million as of December 31, 2007. Depreciation expense for the year ended December 31, 2007 was ~~W~~3,453 million. The Company’s minimum future lease payments as of December 31, 2007 are as follows (In millions of Korean won):

	Annual Lease
Year Ending December 31,	Payments		Interest		Principal

2008	~~W~~	2,306	~~W~~	89	~~W~~	2,217
2009		425		36		389
2010		333		10		323

Total	~~W~~	3,064	~~W~~	135		2,929

Less portion due within one year						(2,217)

Finance lease liabilities					~~W~~	712

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company leased certain machinery and equipment under an operating lease and the Company’s minimum future lease payments as of December 31, 2007 are as follows (In millions of Korean won):

	Minimum Lease
Year Ending December 31,	Payments

2008	~~W~~	7,704
2009		6,723
2010		4,833
2011		1,922
2012 and thereafter		7,545

Total	~~W~~	28,727

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese yuan, thousands of Vietnam dongs, thousands of Canadian dollars and thousands of France francs):

	Foreign Currencies						Korean Won Equivalent
	2005		2006		2007		2005		2006		2007

Cash and cash equivalents	US$	11,826	US$	1,330	US$	357,413	~~W~~	11,980	~~W~~	1,236	~~W~~	335,325
²	EUR	3	EUR	2	EUR	117		3		2		162
²	VND	902,819		—		—		58		—		—
²	SG	$30		—		—		18		—		—
	US$	31,334	US$	30,849	US$	26,818		31,741		28,677		25,161
Accounts receivable — trade		—		¥800		¥41,307		—		6		344
²	EUR	248	EUR	248	EUR	248		298		303		343
²		—		—	CNY	5,620		—		—		722
Short-term loans		—		—	US$	2,419		—		—		2,270
Accounts receivable — other	US$	3,364	US$	1,657	US$	965		3,408		1,541		905
²	VND	6,173,479		—		—		394		—		—
Guarantee deposits		—	US$	17	US$	12		—		16		11
²		¥16,156		¥21,536		¥16,912		139		168		141

Total assets							~~W~~	48,039	~~W~~	31,949	~~W~~	365,384

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign Currencies						Korean Won Equivalent
	2005		2006		2007		2005		2006		2007

Accounts payable — trade	US$	28,360		—	US$	27,904	~~W~~	28,728	~~W~~	—	~~W~~	26,179
²		—		—		¥1,251		—		—		10
Accounts payable — other	US$	15,737	US$	36,373	US$	22,596		15,942		33,812		21,199
²		¥8,498		¥19,956		¥16,954		73		156		141
²	HK$	254	HK$	190	HK$	248		33		23		30
²		—	CNY	2	CNY	2		—		—		—
²	GBP	453	GBP	48	GBP	931		791		88		1,745
²	SG$	22	SG$	6	SG$	27		13		4		18
²	EUR	504	EUR	813	EUR	588		604		993		812
²	CHF	19	CHF	250	CHF	250		15		190		208
²	CA$	2	CA$	2	CA$	—		2		1		—
²	VND	11,823,640		—		—		755		—		—
²		—	FRF	11	FRF	11		—		2		2

Total liabilities							~~W~~	46,956	~~W~~	35,269	~~W~~	50,344

14.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	82,276,711	81,193,711	81,193,711
Outstanding shares, net of treasury stock	73,614,296	72,667,459	72,584,677

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant changes in common stock and capital surplus in 2005, 2006 and 2007 are as follows (In millions of Korean won, except for share data):

	Number of			Capital
	Shares Issued	Common Stock		Surplus

At January 1, 2005	82,276,711	~~W~~	44,639	~~W~~	2,968,301
Deferred tax effect of temporary difference related to conversion rights (note a)	—		—		(18,502)
Transfer of stock option from capital adjustment (note b)	—		—		1,533
Equity in capital surplus changes of affiliates	—		—		3,508

At December 31, 2005	82,276,711		44,639		2,954,840
Retirement of treasury stock (note c)	(1,083,000)		—		—
Conversion of convertible bonds (note d)	—		—		(3,733)
Transfer of stock options from capital adjustment (note e)	—		—		234
Equity in capital surplus changes of affiliates	—		—		(1,014)

At December 31, 2006	81,193,711		44,639		2,950,327
Conversion of convertible bonds (note f)					(11,116)
Transfer of stock options from capital adjustment (note g)					3,246
Difference between the acquisition cost and the net book value incurred from the capital transaction between companies under common control (note h)					(9,696)
Equity in capital surplus changes of affiliates					(7,801)

At December 31, 2007	81,193,711	~~W~~	44,639	~~W~~	2,924,960

(note a)	The tax effect of temporary difference related to consideration for conversion rights was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.
(note b)	For the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus.
(note c)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriation in accordance with Korean Commercial Code.
(note d)	For the year ended December 31, 2006, the convertible bonds with principal amount of US$25,210,000 were converted into 136,163 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks (see Note 16). Related to this conversion transaction, the capital surplus amount decreased by ~~W~~3,733 million.
(note e)	For the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of 234 million in capital adjustments were transferred to capital surplus.
(note f)	For the year ended December 31, 2007, the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks (see note 16). Related to this conversion transaction, the capital surplus amount decreased by ~~W~~11,116 million.
(note g)	For the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus.
(note h)	During the year ended December 31, 2007, SK Telecom acquired Ntreev Soft Co., Ltd.’s common stock from iHQ, Inc. a subsidiary of the Company. The difference between the acquisition cost and purchased net book value of Ntreev Soft Co., Ltd. amounting to ~~W~~9,696 million was offset against the Company’s capital surplus.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	RETAINED EARNINGS

Retained earnings as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Appropriated	~~W~~	5,470,701	~~W~~	6,679,235	~~W~~	7,335,037
Unappropriated		1,796,948		1,168,199		1,579,933

	~~W~~	7,267,649	~~W~~	7,847,434	~~W~~	8,914,970

The details of appropriated retained earnings as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Legal reserve	~~W~~	22,320	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182		255,984
Reserve for research and manpower development		822,061		880,595		872,595
Reserve for business expansion		4,116,138		5,266,138		6,151,138

	~~W~~	5,470,701	~~W~~	6,679,235	~~W~~	7,335,037

a.	Legal Reserve

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

b.	Reserve for Improvement of Financial Structure

Through 2006, the Financial Control Regulation for Listed Companies in Korea required that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income tax, if any) on the disposal of property and equipment should be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reached 30%. However, this regulation was nullified during the year ended December 31, 2007 and no such requirement exists as of December 31, 2007.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

d.	Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and stockholders.

16.	TREASURY STOCK

Upon issuance of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. In addition, during the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million, which resulted in loss on disposal of treasury stock of ~~W~~7,887 million. In addition, the losses on disposal of treasury stock decreased by ~~W~~337 million for the year ended December 31, 2007 to reflect the change in accumulated temporary differences related to treasury stock based on the prior year tax return.

On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~92,518 million in accordance with a resolution of the board of directors of July 28, 2006. On September 29, 2006, the Company retired 592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~116,559 million in accordance with a resolution of the board of directors of August 31, 2006. In connection with the retired treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~209,078 million in accordance with Korean Commercial Code.

From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the board of directors on November 2, 2007. In addition, during the year ended December 31, 2007, two issuances of treasury stock were made for 216,347 shares and 171,871 shares. Treasury stock of 216,347 shares with carrying value totaling ~~W~~51,199 million were issued to the convertible bond holders at their execution of conversion rights and treasury stock of 171,871 shares with carrying value totaling ~~W~~40,756 million were sold to its employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock decreased by ~~W~~7,456 million.

17.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options became exercisable after three years from the date of grant and were exercisable for two years from the first exercisable date. Upon exercise of stock options, the agreements called for the Company to issue its common stock. If the employees were to leave the Company within three years after the grant of stock options, such employees would forfeit their unvested stock options awarded.

The value of stock options granted was determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions were used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the years ended December 31, 2005, 2006 and

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007 and the outstanding balance of stock option in capital adjustment as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	Total		Recognized						Compensation		Stock Option in
	Compensation		Compensation Cost						Cost to be		Capital Adjustment
Grant Date	Cost		2005		2006		2007		Recognized		2005		2006		2007

March 17, 2000 (note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001 (note b)		234		—		—		—		—		234		—		—
March 8, 2002 (note c)		3,246		180		—		—		—		3,246		3,246		—

	~~W~~	5,013	~~W~~	180	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,480	~~W~~	3,246	~~W~~	—

(note a)	For the year ended December 31, 2005, the exercisable period for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus.
(note b)	For the year ended December 31, 2006, the exercisable period for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~234 million, expired and the stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus.
(note c)	For the year ended December 31, 2007, the exercisable period for stock options representing 65,730 shares, for which the Company had recognized compensation cost of ~~W~~3,246 million, expired and the stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus.

If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~15,967 million (~~W~~3,738 million for options granted in 2000, ~~W~~3,617 million for options granted in 2001 and ~~W~~8,612 million for options granted in 2002) and the pro forma net income and net income per common share for the year ended December 31, 2005 is as follows:

	2005

Pro forma net income (in millions of Korean won)	~~W~~	1,872,680
Pro forma net income per common shares		25,439

There is no effect on the net income and net income per common share for the years ended December 31, 2006 and 2007 in connection with the volatility factor discussed above.

18.	INCOME TAXES

Income tax expenses for the years ended December 31, 2005, 2006 and 2007 consist of the following (In millions of Korean won) :

	2005		2006		2007

Currently	~~W~~	685,541	~~W~~	615,959	~~W~~	564,480
Changes in net deferred tax liabilities		7,718		(43,933)		121,681

Income tax expenses	~~W~~	693,259	~~W~~	572,026	~~W~~	686,161

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2005, 2006 and 2007 is attributable to the following (In millions of Korean won):

	2005		2006		2007

Income taxes at statutory income tax rate of 25% in 2005, 2006 and 2007	~~W~~	640,391	~~W~~	505,394	~~W~~	496,323
Resident surtax payable		64,039		50,539		49,632
Tax credit for investments, technology and human resource development and others		(100,160)		(110,785)		(112,235)
Special surtax for agriculture and fishery industries and other		18,838		20,183		18,370
Goodwill amortization not deductible for tax purpose		37,023		38,447		35,382
Undistributed earnings (unrecognized deficit) of subsidiaries		4,846		1,496		5,326
Other permanent differences		11,332		24,717		9,181
Increase (decrease) in valuation allowance		16,950		42,035		184,182

Recorded income taxes	~~W~~	693,259	~~W~~	572,026	~~W~~	686,161

Effective tax rate		27.06%		28.30%		34.56%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Current :
Allowance for doubtful accounts	~~W~~	39,334	~~W~~	21,701	~~W~~	17,289
Write-off of doubtful accounts		9,239		—		—
Accrued interest income		(1,229)		(1,605)		(2,073)
Net operating loss carryforwards		17		1,121		5,406
Tax credit carryforwards		89		19		—
Other		18,623		28,704		15,756

Net deferred tax assets — current		66,073		49,940		36,378

Non-Current :
Depreciation		(47,472)		(51,437)		(42,671)
Loss on impairment of investment securities		32,959		33,269		41,105
Equity in losses (gains) of affiliates, net		(10,244)		3,968		(52,313)
Unrecognized deficit (undistributed earnings) of subsidiaries		13,732		34,005		86,497
Tax free reserve for research and manpower development		(211,208)		(211,215)		(151,259)
Tax free reserve for loss on disposal of treasury stock		(130,372)		(70,395)		(70,396)
Loss on valuation of foreign currency swap		3,642		6,188		6,188
Loss on valuation of interest swap		—		125		(871)
Loss on valuation of derivatives (accumulated other comprehensive income)		5,377		6,668		6,668
Gain on conversion of convertible bond		—		—		(102,613)
Consideration for conversion right		(18,502)		(17,086)		(12,870)
Equity in capital adjustments of affiliates		(21,967)		(34,077)		7,879
Unrealized loss(gain) on valuation of long-term investment securities (accumulated other comprehensive income)		15,966		(163,992)		(617,020)
Net operating loss carryforwards		24,108		66,319		183,053
Tax credit carryforwards		—		48		35,399
Other		(875)		8,801		28,864

Total deferred tax liabilities		(344,856)		(388,811)		(654,360)
Valuation allowance for:
Depreciation		(6,022)		183		236
Net operating loss carryforwards		(23,523)		(60,142)		(182,726)
Equity in losses of affiliates and unrecognized deficit of subsidiaries		(17,631)		(73,082)		(161,081)
Other		(7,629)		(8,132)		(39,541)

Net deferred tax liabilities — non-current	~~W~~	(399,661)	~~W~~	(529,984)	~~W~~	(1,037,472)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries as of December 31, 2007 will expire as follows (In millions of Korean won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2008	~~W~~	7,584	~~W~~	—
2009		—		20
2010		568		4
2011		—		—
2012		622		—

Total	~~W~~	8,774	~~W~~	24

Deferred tax assets (liabilities) added to (deducted from) capital surplus or accumulated other comprehensive income as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005	2006		2007

Consideration for conversion right	(18,502)	~~W~~	(17,086)	~~W~~	(12,870)
Loss on disposal of treasury stock	—		(38,341)		(36,339)
Stock option	—		—		(99)
Unrealized loss (gain) on valuation of long-term investment securities, net	15,966		(162,847)		(616,996)
Equity in other comprehensive income of affiliates, net	(24,119)		(41,403)		(716)
Loss on valuation of currency swap	5,377		6,668		6,668
Loss (gain) on valuation of interest rate swap	—		125		(871)
Foreign-based operations’ translation adjustment	2		(22)		(32)
Retained Earnings	—		—		30

Total	(21,276)	~~W~~	(252,906)	~~W~~	(661,225)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	COMPREHENSIVE INCOME

Details of comprehensive income for the years ended December 31, 2006 and 2007 are as follows (In millions of Korean won):

	2005				2006				2007
	Profit and				Profit and				Profit and
	Loss Effect		Tax Effect		Loss Effect		Tax Effect		Loss Effect		Tax Effect

Net income	~~W~~	1,868,307			~~W~~	1,449,552			~~W~~	1,562,265
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		50,882		(179,973)		471,321	~~W~~	(178,814)		1,195,385	~~W~~	(454,149)
Equity in other comprehensive income change of affiliates, net		(73,008)		(17,284)		45,956		(17,282)		(105,597)		40,687
Foreign-based operations translation adjustment		(2,020)		2		(19,737)		(24)		4,162		(10)
Gain (loss) on valuation of currency swap, net		35,276		1,291		(2,311)		1,291		4,671		—
Gain (loss) on valuation of interest rate swap, net		—		125		(329)		125		2,627		(996)

Sub-total		11,130	~~W~~	(195,839)		494,900	~~W~~	(194,704)		1,101,248	~~W~~	(414,468)

Comprehensive income	~~W~~	1,879,437			~~W~~	1,944,452			~~W~~	2,663,513

Attributable to:
Majority interests	~~W~~	1,884,108			~~W~~	1,946,391			~~W~~	2,750,124
Minority interests		(4,671)				(1,939)				(86,611)

	~~W~~	1,879,437			~~W~~	1,944,452			~~W~~	2,663,513

20.	NET INCOME PER SHARE

Net income per share for the years ended December 31, 2005, 2006 and 2007 are computed as follows (In millions of Korean won, except for share data):

Net income per share

	2005		2006		2007

Net income attributable to the majority interests	~~W~~	1,872,978	~~W~~	1,451,491	~~W~~	1,648,876
Weighted average number of common shares outstanding		73,614,296		73,305,026		72,650,909

Net income per share	~~W~~	25,443	~~W~~	19,801	~~W~~	22,696

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average number of common shares outstanding for 2005, 2006 and 2007 is calculated as follows:

				Weighted	Weighted
			Number of	Number of	Number
	Date		Shares	Days	of Shares

For 2005 :
At January 1, 2005	—		82,276,711	365/365	82,276,711
Treasury stock, at the beginning of the year	—		(8,662,415)	365/365	(8,662,415)

Total			73,614,296		73,614,296

For 2006 :
At January 1, 2006	—		82,276,711	365/365	82,276,711
Treasury stock, at the beginning of the year	—		(8,662,415)	365/365	(8,662,415)
Retirement of treasury stock	(note a	)	(1,083,000)	—	(373,546)
Conversion of convertible bonds	(note b	)	136,163	—	64,276

Total			72,667,459		73,305,026

For 2007 :
At January 1, 2007	—		81,193,711	365/365	81,193,711
Treasury stock, at the beginning of the year	—		(8,526,252)	365/365	(8,526,252)
Acquisition of treasury stock	(note c	)	(471,000)	28/365	(36,337)
Conversion of convertible bonds	(note d	)	216,347	29/365	16,962
Disposal of treasury stock			171,871	6/365	2,825

Total			72,584,677		72,650,909

(note a)	The Company retired treasury stocks which were acquired on two different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.
(note b)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.
(note c)	The Company acquired treasury stocks on many different dates during the year ended December 31, 2007, and weighted number of shares was calculated considering each transaction date.
(note d)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2007, and weighted number of shares was calculated considering each transaction date.

Diluted net income per share amounts for the years ended December 31, 2005, 2006 and 2007 are computed as follows (In millions of Korean won, except for share data):

Diluted net income per share

	2005		2006		2007

Adjusted net income attributable to the majority interest	~~W~~	1,886,033	~~W~~	1,464,768	~~W~~	1,661,678
Adjusted weighted average number of common shares outstanding		75,332,996		75,025,926		74,263,655

Diluted net income per share	~~W~~	25,036	~~W~~	19,523	~~W~~	22,375

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2005, 2006 and 2007 are as follows:

Diluted net income per share

			Average Weighted	Per-share
	Net Income		Number of Shares	Amount
	(In millions of			(In Korean won)
	Korean won)

For 2005
Basic net income per share	~~W~~	1,872,978	73,614,296	~~W~~	25,443

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		13,055	1,718,700

Diluted net income per share	~~W~~	1,886,033	75,332,996	~~W~~	25,036

For 2006
Basic net income per share	~~W~~	1,451,491	73,305,026	~~W~~	19,801

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		13,277	1,720,900

Diluted net income per share	~~W~~	1,464,768	75,025,926	~~W~~	19,523

For 2007
Basic net income per share	~~W~~	1,648,876	72,650,909	~~W~~	22,696

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		12,802	1,612,746

Diluted net income per share	~~W~~	1,661,678	74,263,655	~~W~~	22,375

(note a)	For the years ended December 31, 2005, 2006 and 2007, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2005, 2006 and 2007, respectively.
(note b)	The effect of convertible bonds is increase in net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won, except for share data):

Fiscal		Number of Shares			Dividend
Year	Dividend Type	Outstanding	Face Value		Ratio	Dividends

2005	Cash dividends (interim)	73,614,296	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,600%		588,914

	Total					~~W~~	662,528

2006	Cash dividends (interim)	73,713,657	~~W~~	500	200%	~~W~~	73,714
	Cash dividends (year-end)	72,667,459	~~W~~	500	1,400%		508,672

	Total					~~W~~	582,386

2007	Cash dividends (interim)	72,667,459	~~W~~	500	200%	~~W~~	72,668
	Cash dividends (year-end)	72,584,677	~~W~~	500	1,680%		609,711

	Total					~~W~~	682,379

Dividends payout ratios for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won and %):

	2005		2006		2007

Dividends	~~W~~	662,528	~~W~~	582,386	~~W~~	682,379
Net income attributable to the majority interest		1,872,978		1,451,491		1,648,876

Dividends payout ratio		35.37%		40.12%		41.38%

Dividends yield ratios for the years ended December 31, 2005, 2006 and 2007 are as follows (In Korean won and     %):

	2005		2006		2007

Dividend per share	~~W~~	9,000	~~W~~	8,000	~~W~~	9,400
Stock price at the year-end		181,000		222,500		249,000

Dividends yield ratio		4.97%		3.60%		3.78%

22.	RESTRICTED DEPOSITS

a. At December 31, 2007, the Company has guarantee deposits restricted for their checking accounts totaling ~~W~~61 million, and deposits restricted for charitable trust for the benefit of the public amounting to ~~W~~10,000 million of which maturity is February 8, 2009.

b. In 2005, the Company entered into a contract with First Data Corporation to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities. Certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million had been kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007. However, this restriction was dissolved during 2007 due to the advent of the settlement date.

c. At December 31, 2007, certain short-term and long-term bank deposits totaling ~~W~~19,982 million are secured for payment guarantee of short-term borrowings, accounts payable, operating lease and other.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	COMMITMENTS AND CONTINGENCIES

a. The Company has credit lines with several local banks that provide for borrowings of up to ~~W~~1,458,122 million. At December 31, 2008, the borrowings under these credit lines were ~~W~~26,015 million and the net availability under these credit lines was ~~W~~1,432,107 million.

b. YTN Media, Inc., a subsidiary of the Company, has provided Citibank Korea Inc. and others with its lands and buildings of which the carrying amount at December 31, 2007 totals ~~W~~8,945 million as collateral for its short and long-term borrowings. In addition, YTN Media, Inc. has provided HYOSUNG CAPITAL Co., Ltd. with a blank note as collateral for its capital lease, and Seoul Guarantee Insurance Company with a note amounting to ~~W~~100 million as collateral for its government-sponsored project.

c. TU Media Corp., a subsidiary of the Company, has provided Korea Development Bank with its broadcasting devices of which the carrying amount at December 31, 2007 totals ~~W~~41,750 million as collateral for its bonds payable. In addition, TU Media Corp. has provided Hana Bank with short-term financial instrument amounting to ~~W~~60 million as collateral for the guarantee of automatic wiretransfer.

d. Commerce Planet Co., Ltd., a subsidiary of the Company, has provided Woori Bank with its short-term financial instrument amounting to ~~W~~169 million at December 31, 2007 as collateral for payment guarantee.

e. AirCross Co., Ltd., a subsidiary of the Company, has provided the Company with a blank note as collateral for transaction guarantee.

f. 101 notes received before May 13, 1999 have been misplaced as of December 31, 2007 by IHQ, Inc., a subsidiary of the Company, and it is in the process of obtaining a court judgment to void the misplaced notes.

g. PAXNet Co., Ltd., a subsidiary of the Company, has provided Finger Co., Ltd., which is a related company, with guarantees of ~~W~~332 million as of December 31, 2007 for borrowings.

h. IHQ, Inc., a subsidiary of the Company, has provided guarantees of ~~W~~577 million for Ntreev Soft Co., Ltd.’s borrowings jointly with KIBO Technology Fund. In addition, IHQ, Inc. has provided guarantees of ~~W~~892 for the borrowings of the actors who belong to IHQ, Inc.

i. IHQ, Inc., a subsidiary of the Company, has a lawsuit with total claims amounting to ~~W~~1 billion from Movie maker Yoon & Joon Corp. The accuser lost the first round trial, however, the accuser appealed against the judgment. The outcome of the pending lawsuit cannot presently be determined.

j. In accordance with the resolution of the Company’s board on directors on January 26, 2005, the Company and EarthLink, Inc., an Internet service provider in the United States of America, agreed to establish ‘Helio, Inc. & Helio, LLC’, joint venture companies, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$220 million through the third quarter of 2007. The Company invested US$30 million on July 25, 2007 in accordance with the resolution of the Company’s board of directors on June 29, 2007 and an additional investment of up to US$100 million was also approved. The Company invested US$30 million on September 21, 2007, US$40 million on November 6, 2007, US$30 million on December 13, 2007, US$20 million on February 5, 2008, US$15 million on March 4, 2008 and US$30 million on March 31, 2008 in accordance with the resolution of the Company’s board of directors to additionally invest up to a maximum limit of US$200 million. Helio, LLC launched cellular voice and data services extensively across the United States of America in May 2006, by renting networks from network operators known as mobile virtual network operator (MVNO) system.

k. Under the Service Agreement dated on November 17, 2005 between SK Telecom International Inc.(“SKTI”), a subsidiary of the Company, and Helio, LLC (“Helio”), of which the Company had 50% ownership interest at that time, SKTI has been retained to provide a minimum number of qualified employees (each, an “Employee” and collectively, the “Employees”). For the first four years of this Agreement, if any Employee’s

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employment with Helio ceases or is terminated for any reason, then, upon Helio’s written request, SKTI is obligated to replace the employee of like-level and experience at no cost to, and at the full discretion of, Helio. In consideration of such services, Helio granted time-based warrants to purchase up to 407,250 shares, 65,000 shares and 1,995,000 shares of Helio’s stock at a vesting rate of 25% per year over next four years from effective date (December 11, 2007, October 12, 2006 and November 17, 2005), at a purchase price of $1.82, $1.82 and $1.71 per share on December 11, 2007, October 12, 2006 and November 17, 2005, respectively; and the performance-based warrant to purchase up to 1,800,000 shares at a purchase price of $1.71 per share, which are earned upon Helio reaching certain scheduled performance milestones, to SKTI.

l. SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.), a subsidiary of the Company, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the business (“cash shortfall”), SKT Vietnam PTE Ltd. and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to the business and bear additional cash shortfalls according to their gross profit sharing ratios at the time. With respect to the Company’s involvement in the business, the maximum exposure to loss was approximately ~~W~~167,588 million as of December 31, 2007.

24.	INSURANCE

At December 31, 2007, certain of the Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Asset	Risk	Book Value	Coverage

Inventories and			US$ 59,115
property and equipment	Fire and comprehensive liability	~~W~~3,859,361	~~W~~ 8,234,085

25.	TRANSACTIONS WITH AFFILIATED COMPANIES

Significant related party transactions for the years ended December 31, 2005, 2006 and 2007, and account balances as of December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

Description	2005	2006	2007

Transactions
SK Corporation :
Purchases of property and equipment	1,302	2,158	—
Commissions paid and other expense	48,266	40,694	—
Commission income and other income	9,243	13,877	829
SK Energy Co., Ltd.:
Commissions paid and other expense	—	—	30,281
Commission income and other income	—	—	17,250
SK Engineering & Construction Co., Ltd. :
Purchases of property and equipment	257,823	235,872	307,702
Commissions paid and other expense	6,593	7,086	16,147
Commission income and other income	2,580	2,385	2,908
SK Networks Co., Ltd. :
Purchases of property and equipment	10,020	9,249	39,415
Commissions paid, leased line and other expense	432,967	490,437	710,228
Sales of handsets and other income	279,197	11,897	15,754

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2005	2006	2007

SK Telesys Co., Ltd. :
Purchases of property and equipment	294,829	231,233	264,150
Commissions paid and other expenses	7,410	6,567	13,027
Commission income and other income	575	2,170	2,687
SKC :
Purchases of property and equipment	219,767	—	—
Commissions paid and other expenses	13,316	21	21
Commission income and other income	32	1,155	1,135
Innoace Co., Ltd. :
Purchases of property and equipment	13,652	23,986	23,694
Commissions paid and other expenses	2,109	7,447	9,839
Commission income and other income	218	218	242
SK C&C Co., Ltd. :
Purchases of property and equipment	249,633	215,820	205,677
Commissions paid and other expenses	322,856	287,647	251,401
Commission income and other income	7,853	8,795	9,470
TU Media Corp. (note a) :
Purchases of property and equipment	—	573	—
Commissions paid and other expenses	1,950	1,798	—
Commission income and other income	22,381	57,866	—
AirCross Co., Ltd. (note a) :
Purchases of property and equipment	—	—	—
Commissions paid and other expenses	13,062	19,494	—
Commission income and other income	165	616	—
Pantech Co., Ltd. :
Purchases of property and equipment	—	—	—
Commissions paid and other expenses	737	400	—
Commission income and other income	—	16,605	—
Helio, Inc. & Helio, LLC (note a) :
Commissions paid and other expenses	876	1,087	—
Commission income and other income	11,914	18,243	—
Balances
SK Engineering & Construction Co., Ltd. :
Accounts receivable — trade and other	97	258	310
Accounts payable	21,326	1,635	8,870
Guarantee deposits received	942	942	1,135
SK Networks Co., Ltd. :
Accounts receivable — trade and other	1,787	780	2,182
Guarantee deposits	113	113	113
Accounts payable	22,237	71,160	71,311
Guarantee deposits received	2,700	3,123	3,432
SK Corporation :
Accounts receivable — trade and other	1,643	5,058	775
Guarantee deposits	37,703	291	—
Accounts payable	6,914	7,999	—
Guarantee deposits received	6,174	6,465	—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2005	2006	2007

SK Energy Co., Ltd.
Accounts receivable — trade and other	—	—	2,959
Guarantee deposits	—	—	134
Accounts payable	—	—	4,404
Guarantee deposits received	—	—	248
SK Telesys Co., Ltd. :
Accounts receivable — trade and other	3	34	31
Accounts payable	65,819	51,663	30,205
SKC :
Accounts receivable — trade and other	—	121	71
Guarantee deposits	—	—	—
Accounts payable	—	—	—
Innoace Co., Ltd. :
Accounts receivable — trade and other	—	—	26
Accounts payable	6,100	13,574	7,223
Guarantee deposits received	2,138	2,291	2,291
SK C&C Co., Ltd. :
Accounts receivable — trade and other	91	—	411
Accounts payable	174,884	88,056	135,297
Guarantee deposits received	346	346	346
TU Media Corp. (note a) :
Accounts payable	5,299	886	—
Guarantee deposits received	3,016	3,016	—
AirCross Co., Ltd. (note a) :
Accounts receivable — trade and other	3,497	—	—
Accounts payable	3,866	3,513	—
Guarantee deposits received	226	226	—
Pantech Co., Ltd. :
Accounts payable	—	440	—

(note a)	These companies were included in the consolidation from the year ended December 31, 2007, accordingly transactions and balances with the Company are eliminated.

26.	COMPENSATION FOR THE KEY MANAGEMENT

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the year ended December 31, 2007 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2007
			Severance
Payee	Payroll		Indemnities		Total

12 registered directors (including outside directors)	~~W~~	4,786	~~W~~	722	~~W~~	5,508

In addition, on March 8, 2002, the Company granted stock options to its eight key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. During the first quarter of 2007, the exercisable period elapsed and these stock options representing 15,110 shares have expired.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	PROVISION FOR POINT PROGRAM

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2005, 2006 and 2007 totaled ~~W~~52,172 million, ~~W~~52,593 million and ~~W~~27,668 million, respectively, and was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such points for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Beginning balance	~~W~~	61,596	~~W~~	52,172	~~W~~	52,593
Present value discount (note a)		(7,415)		—		—
Increase (provision)		7,265		10,757		15,137
Decrease (used and reversal)		(9,274)		(10,336)		(40,062)

Ending Balance	~~W~~	52,172	~~W~~	52,593	~~W~~	27,668

(note a)	Effective January 1, 2005, pursuant to adoption of SKAS No. 17, provision for point program was recorded at present value, which had been recorded at nominal value through 2004.

Points expire after 5 years; thus, all unused points are expired on their fifth anniversary. The expected year when unused Points as of December 31, 2007 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

	Estimated Amount
	to be Paid
Expected Usage for the Year Ended December 31,	in Nominal Value		Present Value
	(Note b)		(Note b)

2008	~~W~~	12,203	~~W~~	11,432
2009		8,117		7,125
2010		5,443		4,476
2011		3,676		2,831
2012		2,500		1,804

Ending balance	~~W~~	31,939	~~W~~	27,668

(note b)	The above expected year of the usage and the present value of the estimated amount to be paid are estimated based on historical usage experience.

28.	DERIVATIVE INSTRUMENTS

a.  Currency Swap Contract to which the Cash Flow Hedge Accounting Is Applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with principal amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2007, in connection with the unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~15,662 million (excluding tax effect totaling ~~W~~6,668 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~62,908 million) was accounted for as accumulated other comprehensive loss.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with principal amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2007, in connection with the unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~1,567 million (excluding foreign exchange translation gain arising from U.S. dollar denominated long-term borrowings totaling ~~W~~980 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with principal amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2007, in connection with the unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~5,413 million (excluding foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~328 million) was accounted for as accumulated other comprehensive income.

b.  Interest Rate Swap Contract to which the Cash Flow Hedge Accounting Is Applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2007, in connection with the unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,298 million (excluding tax effect totaling ~~W~~872 million) was accounted for as accumulated other comprehensive income.

c.  Currency Swap Contract to which the Fair Value Hedge Accounting Is Applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other eight banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~12,646 million for the year ended December 31, 2007 was charged to current operations.

d.  Currency Swap Contract to which the Hedge Accounting Is Not Applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with principal amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~2,545 million for the year ended December 31, 2005 and loss on valuation of currency swap of ~~W~~9,258 million and ~~W~~623 million for the years ended December 31, 2006 and 2007 was charged to current operations.

Also, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~7,316 million for the year ended December 31, 2007 was charged to current operations.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of December 31, 2007 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair Value
						Designated		Designated
		Hedged		Duration of		as Cash		as Fair		Not
Type	Hedged Item	Amount		Contract		Flow Hedge		Value Hedge		Designated		Total

Non-current assets:
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	~	Jul. 20, 2007 Jul. 20, 2017	~~W~~	—	~~W~~	—	~~W~~	7,316	~~W~~	7,316
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	~	Nov. 13, 2007 Nov. 13, 2012		5,741		—		—		5,741
Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	~	Jun. 29, 2006 Jun. 29, 2010		3,170		—		—		3,170

Total assets						~~W~~	8,911	~~W~~	—	~~W~~	7,316	~~W~~	16,227

Current liabilities:
Fixed-to-fixed cross currency swap	U.S. dollar denominated China Unicom equity securities	HK$	10,940,900	~	Sep. 11, 2007 Sep. 16, 2008	~~W~~	—	~~W~~	12,646	~~W~~	—	~~W~~	12,646

Non-current liabilities:
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	~	Mar. 23, 2004 Apr. 1, 2011		85,239		—		—		85,239
Fixed-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$	100,000	~	May 27, 2004 May 27, 2009		—		—		23,125		23,125
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	~	Oct. 10, 2006 Oct. 10, 2013		2,547		—		—		2,547

							87,786		—		23,125		110,911

Total liabilities						~~W~~	87,786	~~W~~	12,646	~~W~~	23,125	~~W~~	123,557

29.	MERGERS AND ACQUISITIONS

a.	Acquisition of Loen Entertainment, Inc.(formerly Seoul Record, Inc.)

In order to produce and distribute music product and secure larger content pool, the Company acquired 60% equity interest in Loen Entertainment, Inc. (formerly Seoul Record, Inc.) on August 11, 2005 in accordance with the resolution of the Company’s board of directors of May 27, 2005.

The acquisition of 60% equity interest in Loen Entertainment, Inc.(formerly Seoul Record, Inc.) is summarized as follows :

	In Millions of
Description	Korean Won

Fair value of net assets acquired	~~W~~	23,796
Goodwill		4,078

Acquisition cost	~~W~~	27,874

b.	Merger with Etoos Group, Inc.

On March 2, 2006, SK Communications Co., Ltd., a subsidiary of the Company, merged with Etoos Group in accordance with the resolution of its board of directors of March 1, 2006 in order to diversify its business. The

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange ratio of common stock between SK Communications Co., Ltd. and Etoos Group was 0.1530579 to 1. Based on such exchange ratio, SK Communications Co., Ltd. issued 464,738 shares of common stock to stockholders of Etoos Group upon the merger.

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

Global Credit & Information Co., Ltd., a subsidiary of the Company, acquired 100% equity interest in SM The Data Co., Ltd. for ~~W~~338 million on July 4, 2006 and merged with SM The Data Co., Ltd. on September 12, 2006. Related to this acquisition, no goodwill was recorded.

d.	Acquisition of Egloos Business from OnNet Co., Ltd and Etoos M Business from Netus

On May 1, 2006, SK Communications Co., Ltd., a subsidiary of the Company, acquired Egloos business from OnNet Co., Ltd. with consideration of ~~W~~1,471 million to expand its business in the blog service market. On May 12, 2006, SK Communications Co., Ltd. acquired Etoos M business from Netus at ~~W~~200 million to expand its business in the on-line education service market.

These acquisitions are summarized as follows:

	In Millions of
Accounts	Korean Won

Fair value of net assets acquired	~~W~~	29
Goodwill		1,642

Acquisition cost	~~W~~	1,671

e.	Merger with Empas, Inc.

In order to maximize management synergy effect, enhance management effectiveness and corporate value, SK Communications Co., Ltd., a subsidiary of the Company, merged with Empas, Inc. on November 1, 2007 with the resolution of its board of directors of June 25, 2007.

Empas, Inc. issued new stocks to stockholders of SK Communications Co., Ltd. The exchange ratio of common stocks between SK Communications Co., Ltd. and Empas, Inc. was 1 to 3.5732182. While the legal acquirer was Empas, Inc. and the legal acquiree was SK Communications Co., Ltd., the merger was accounted for purchase method where SK Communications Co., Ltd., the legal acquiree, purchased Empas Corporation, the legal

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquirer, as the former stockholders of SK Communications Co., Ltd. obtained the majority voting rights of the merging company. Details of the goodwill generated from the merger are as follows:

	In Millions of
Description	Korean Won

Fair value of acquired assets	~~W~~	101,613
Fair value of assumed liabilities		(56,872)
Convertible bond issued by the acquirer		44,850
Deferred tax asset on temporary differences		3,991

Fair value of net assets	~~W~~	93,582

Consideration for merger
Fair value of stock issued	~~W~~	57,703
Carrying amount of equity method securities purchased prior to merger		30,101
Convertible bond issued by the acquirer prior to merger		44,850

Total		132,654

Goodwill	~~W~~	39,072

30.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are prepared using indirect method.

Significant non-cash transactions for the years ended December 31, 2005, 2006 and 2007 are as follows (In millions of Korean won):

	2005		2006		2007

Conversion of convertible bonds	~~W~~	—	~~W~~	29,528	~~W~~	45,470
Retirement of treasury stocks		—		209,077		—
Write-offs of accounts receivable		49,181		90,780		90,475
Transfer from advanced payments to construction in progress		—		—		12,714
Increase in assets due to merger		—		10,196		101,613
Increase in liabilities due to merger		—		9,851		56,872
Increase(Decrease) in assets due to the change in consolidated subsidiaries		(597,143)		93,581		541,809
Increase(Decrease) in liabilities due to the change in consolidated subsidiaries		(554,888)		33,904		489,288

Cash and cash equivalents in the consolidated balance sheets is as follows (In millions of Korean won):

	2005		2006		2007

Cash and cash equivalents	~~W~~	378,426	~~W~~	485,972	~~W~~	885,988
Government subsidy		—		—		(141)

	~~W~~	378,426	~~W~~	485,972	~~W~~	885,847

31.	NETWORK INTERCONNECTION CHARGES

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

For the years ended December 31, 2005, 2006 and 2007, such interconnection revenues amounted to ~~W~~898.6 billion, ~~W~~1,045.7 billion and ~~W~~1,083.0 billion, respectively, while aggregate interconnection expenses amounted to ~~W~~989.4 billion, ~~W~~1,014.9 billion and ~~W~~1,078.7 billion, respectively.

32.	SUBSEQUENT EVENT

a.	Acquiring Stock of hanarotelecom incorporated

On March 28, 2008, SK Telecom acquired 91,406,249 common stocks of hanarotelecom incorporated for ~~W~~1,087,734 million (at ~~W~~11,900 per share) from AIG-Newbridge Capital Limited and others in accordance with the resolution of its board of directors on November 30, 2007. As a result of this acquisition, SK Telecom’s ownership interest in hanarotelecom incorporated increased to 43.6% from 4.8%.

b.	Resolution of Capital Increase of TU Media Corp.

The board of directors of SK Telecom resolved to make capital contribution to TU Media Corp. up to ~~W~~55 billion on March 28, 2008. The ownership interest in TU Media Corp. increased to 44.2% from 32.7% as a result of the additional capital contribution.

c.	Incorporation of SK Marketing & Company (tentative name)

On March 28, 2008, the Company’s board of directors resolved to incorporate a marketing company, SK Marketing & Company (tentative name), with SK Energy Co., Ltd., for the purpose of strengthening the Company’s marketing business. Both the Company and SK Energy Co., Ltd. invested ~~W~~190 billion equally for this incorporation in April 2008.

d.	Resolution of disposal on the investment in equity securities of SK C&C

On June 11, 2008, the Company’s board of directors resolved to dispose all of SK C&C’s common stocks held by the Company in the initial public offering of SK C&C’s common stock on the Korea Exchange, expected to be completed in July 2008. The Company can provide no assurance, however, that the initial public offering will be consummated on a timely basis or at all.

e.	Plan of disposal on the investment in equity securities of HELIO

On June 27, 2008, the Company and EarthLink, the Company’s joint venture partner in HELIO, entered into an agreement with Virgin Mobile USA, Inc. and certain of its affiliates, pursuant to which Virgin Mobile USA, Inc. and certain of its affiliates agreed to acquire the Company’s and EarthLink’s aggregate equity interest in HELIO in exchange for limited partnership units in Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company) equivalent to 13 million shares of Virgin Mobile USA, Inc.’s Class A common stock, subject to regulatory approvals. The Company also agreed to invest US$25 million to acquire mandatory convertible preferred stock, convertible into Class A common stock of Virgin Mobile USA, Inc. at US$8.50 per share, subject to the approval of Virgin Mobile USA, Inc’s shareholders. The Company is currently evaluating the amount of loss on its investment in HELIO.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

33.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Under Korean GAAP, through 2004, there was no such specific provision for the recognition of deferred income tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries. However, effective January 1, 2005, Korean GAAP was revised and applied prospectively to recognize deferred income tax assets only when it is apparent that the difference will reverse in the foreseeable future in a similar manner of U.S. GAAP. The Company recognized deferred tax assets totaling ~~W~~30,857 million as of December 31, 2004, and according to the revision of Korean GAAP, these deferred tax assets were reversed as income tax expenses. However, under U.S. GAAP, there had been no change in the methodology of recognition of deferred tax assets, accordingly this amount was reversed for U.S. GAAP adjustment during the year ended December 31, 2005.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “ Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” for the U.S. GAAP purpose, which set outs a consistent framework to used to determine the appropriate level of tax reserve for uncertain tax positions. As a result of the adoption, the retained earnings as of January 1, 2007 decreased by ~~W~~11,853 million and the income tax provision for the year ended December 31, 2007 increased by ~~W~~1,320 million. Under Korea GAAP, there is no such requirement related to the uncertain tax positions.

b.	Deferred Charges

Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds and certain development costs be recorded as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized as deferred assets and amortized over the redemption period of the related obligation and development costs are charged to expense as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005 decreased by ~~W~~2,037 million, when compared to those under Korean GAAP.

c.	Leases

Through 1998, leases whose present value of minimum lease payments exceed 90% of the fair value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain GAAP difference adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required to reconcile Korean GAAP to U.S. GAAP. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005 increased by ~~W~~847 million when compared to those under Korean GAAP.

d.	Marketable Securities and Investments Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income. However, for U.S. GAAP purposes, investment in non-marketable equity securities that do not have readily determinable fair

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value, are accounted for under the cost method. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007 decreased by ~~W~~21,015 million when compared to those under Korean GAAP.

e.	Impairment of Investment Securities and Recoveries

Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Other than temporary impairment is determined based on evidence-based judgment about a recovery of fair value up to (or beyond) the cost of investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2005, 2006 and 2007 increased by ~~W~~68 million, ~~W~~421 million (net of minority interest portion of ~~W~~700 million) and ~~W~~2,238 million (net of minority interest portion of ~~W~~189 million), respectively, when compared to those under Korean GAAP. In addition, as certain available-for-sale securities for which the impairment losses had been previously recognized for U.S. GAAP purposes, but not for Korean GAAP purposes, were sold in 2005 some portion of losses of disposal of such available-for-sale securities that were recognized for the year ended December 31, 2005 for Korean GAAP purposes, amounting to ~~W~~3,133 million was reversed for U.S. GAAP purpose.

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

Cumulative impairment amounts (net of minority interest portion) of the above GAAP difference as of December 31, 2005, 2006 and 2007 are ~~W~~232,674 million, ~~W~~233,095 million and ~~W~~235,333 million, respectively.

f.	Comprehensive Income

Through 2006, under Korean GAAP, there was no requirement to present comprehensive income. Effective January 1, 2007, revised Korean GAAP requires the disclosure of comprehensive income and its components in consolidated financial statements, however, the format of the disclosure under Korean GAAP is different from that under U.S. GAAP. Under U.S. GAAP, comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount of a reporting unit, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared with the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in current operations. For the year ended December 31, 2006 the Company recognized impairment loss of goodwill of ~~W~~12,524 million for the reporting unit of a subsidiary as operating profits and cash flows were lower than expected due to an increase in competition. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The Company does not have any intangible assets with indefinite lives as of December 31, 2005, 2006 and 2007. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

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

The Company recorded amortization of goodwill, which was related with subsidiaries and investees, for the years ended December 31, 2005, 2006 and 2007 amounting to ~~W~~136,908 million, ~~W~~142,649 million and ~~W~~151,589 million, respectively, for Korean GAAP purposes; these amortization was reversed for U.S. GAAP purposes.

h.	Determination of Acquisition Cost of Equity Interest in Subsidiary

Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005, 2006 and 2007 increased by ~~W~~28,358 million, ~~W~~28,358 million and ~~W~~28,358 million, respectively, when compared to those under Korean GAAP.

Under Korean GAAP, in a business combination between a publicly traded company and a privately held company where a acquirer is privately held company and acquirer issues its own equity shares to the stockholders’ of the acquiree as purchase proceeds, the cost of acquired entity is determined based on fair value of net assets of the acquirer. Under U.S. GAAP, it is appropriate to use the market value of a publicly traded company to value the acquisition when the acquiree is a publicly traded company and the acquirer is a privately held company. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007 increased by ~~W~~67,227 million when compared to those under Korean GAAP.

i.	Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with the excess allocated to goodwill. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005, 2006 and 2007 increased by ~~W~~964,924 million, ~~W~~965,454 million and ~~W~~1,003,235 million, respectively, when compared to those under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

j.	Capitalization of Foreign Exchange Losses (Gains) and Interest Expenses

Through 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense and foreign exchange losses (or foreign exchange gains) to current operations. For Korean GAAP purposes, the Company adopted in 2003 the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005, 2006 and 2007 increased by ~~W~~47,522 million, ~~W~~56,788 million and ~~W~~57,742 million, respectively, when compared to those under Korean GAAP.

Through 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. For U.S. GAAP purposes, the Company charges such interest to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted in 2003 the accounting policy not to capitalize such interest expense. This accounting change has been applied prospectively. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005, 2006 and 2007 decreased by ~~W~~58,388 million, ~~W~~53,116 million and ~~W~~47,844 million, respectively, when compared to those under Korean GAAP.

k.	Nonrefundable Activation Fees

For U.S. GAAP purposes, the Company defers nonrefundable activation revenues and costs and amortizes them over the expected term of the customer relationship. As of December 31, 2007, the expected term of the customer relationship ranges from 38 months to 89 months.

Under Korean GAAP, the Company recognizes these revenues and costs when the activation service is performed.

Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2005, 2006 and 2007 decreased by ~~W~~309,903 million, ~~W~~326,042 million and ~~W~~376,367 million, respectively, when compared to those under Korean GAAP.

l.	Employee Stock Option Compensation Plan

For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. As all of the Company’s stock options were granted and vested prior to the effective date of FAS 123(R), the Company accounted for employee stock option compensation under FAS 123 for U.S.GAAP purposes.

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

Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued; the portion allocable to the conversion right is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under U.S. GAAP, convertible bonds are analyzed to evaluate whether a conversion feature should be bifurcated from the debt host, separately recorded and marked to market through earnings. If an embedded conversion option in convertible bond could be net cash settled upon the occurrence of an event which is outside of an entity’s control, the conversion feature should generally be bifurcated. The conversion option, which is related to U.S. dollar denominated convertible bonds with principal amounts of US$329,450,000 issued on May 27, 2004, requires bifurcation under U.S. GAAP, and the related fair value at December 31, 2005, 2006 and 2007 is ~~W~~52,685 million, ~~W~~68,509 million and ~~W~~65,785 million, respectively. In bifurcating between conversion option and convertible debt at inception date, the Company recorded the conversion option at fair value and determined the initial carrying value assigned to the convertible debt as the difference between the basis of the host debt and the fair value of the conversion option.

In addition, under Korean GAAP, the convertible bonds denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency transaction gain or loss. Redeemed portion of convertible bonds is regarded as a monetary liability and subject to foreign currency translation but there is no redeemed portion as of December 31, 2005, 2006 and 2007. Under U.S. GAAP, the convertible bonds denominated a foreign currency are regarded as a monetary liability and the resulting foreign currency translation gain or loss is included in the results of operations. The associated foreign currency translation gain related to the convertible bonds is ~~W~~67,975 million for the year ended December 31, 2006, and translation loss is ~~W~~1,243 million for the year ended December 31, 2007. Prior to 2006, the amount was not material.

o.	Currency and Interest Rate Swap

Under Korean GAAP, when all critical terms of the hedging instrument and the hedged item are the same, a hedging relationship is considered to be highly effective without formally assessing hedge effectiveness. Under U.S. GAAP, unless conditions to qualify for the shortcut method as described in SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, as amended, are met, a formal hedge effectiveness should be assessed to qualify for a hedge accounting at inception of the hedge. The Company’s currency and interest rate swap, which qualified as a cash flow hedge under Korean GAAP, did not qualify for the shortcut method under U.S. GAAP and was recorded as non-hedge. Due to such differences, for U.S. GAAP purposes, net income for the years ended December 31, 2006 decreased by ~~W~~4,056 million and net income for the years ended December 31, 2005 and 2007 increased by ~~W~~29,898 million, ~~W~~8,295 million, respectively, when compared to those under Korean GAAP.

p.	Foreign Currency Translation

Under U.S. GAAP, monetary assets and liabilities denominated in foreign currencies are translated at the actual prevailing rates of exchange on the balance sheet dates. If exchangeability between two currencies is temporarily lacking at balance sheet date, the previous rate is used for purposes of translation under Korean GAAP. However, under U.S. GAAP, the first subsequent rate is used. Because of the suspension at year-end of 2004, translation loss amounting to ~~W~~2,458 million was reconciled for U.S. GAAP purposes, which effect was reversed for the year ended December 31, 2005.

q.	Sale of Stock by Equity Method Investee

Through 2004, under Korean GAAP, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of their unissued shares to third parties, the changes in

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company’s proportionate equity of investees was accounted for as capital transactions. Effective January 1, 2005, Korean GAAP was revised to account for such transactions as income statement treatment. Under U.S. GAAP, such transactions can be accounted for either as income statement treatments or as capital transactions. For U.S. GAAP purpose, the Company’s accounting policy is to account for such transactions as capital transactions. Due to such differences, for U.S GAAP purposes, net income for the years ended December 31, 2005 and 2007 decreased by ~~W~~8,637 million and ~~W~~6,392 million, respectively, and net income for the year ended December 31, 2006 increased by ~~W~~7,440 million, when compared to those under Korean GAAP.

r.	Subscription Payable

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

s.	Equity Instrument to be Received in Conjunction with Providing Services

For Korean GAAP purposes, the Company measures the fair value of equity investments (such as stock warrants) to be received in conjunction with providing services in the future at the date of the agreement or the grant date. Such equity instruments are recorded as assets and liabilities at fair value to present the equity instruments received and the related obligations to provide services. In addition, the fair value of such equity investments is remeasured at each year-end and related service income is recognized over the service period based on the revised fair value of the equity investments. Under U.S GAAP, the service income recognition method is similar to Korean GAAP; however, when the equity instruments do not include a disincentive for nonperformance that is sufficiently large to make performance probable, such equity instruments are not measured nor recorded as assets and liabilities until the date when the performance necessary to earn the equity instruments is complete. Due to such differences, the total assets and liabilities under the U.S. GAAP as of December 31, 2005 decreased by ~~W~~2,055 million, when compared to those under the Korean GAAP. As of December 31, 2006 and 2007, there is no such difference.

t.	Consolidation of Variable Interest Entities

Under U.S. GAAP, if a business enterprise has a controlling financial interest in a variable interest entity, which is defined by FASB Interpretation No. 46 Revised (“FIN 46(R)”), the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Under Korean GAAP, there is no specific provision for the accounting treatment of variable interest entities.

As a result of such difference, CDMA Mobile Phone Center (which is a joint-venture with 50% owned by SKT Vietnam PTE Ltd., a subsidiary of the Company, and recorded as equity method investment under Korean GAAP) was included in the consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 under U.S. GAAP. CDMA Mobile Phone Center is a wireless telecommunications service provider in Vietnam.

u.	Remeasurement of Stock Option

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

Under Korean GAAP, the convertible notes entered into between the Company and China Unicom Ltd. were treated as available-for-sale securities and reported at fair value. The unrealized gains or losses on valuation of such convertible notes are included in other comprehensive income. Under U.S. GAAP, the convertible notes were considered as a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, the conversion option was separated from the debt instrument and accounted for separately. The conversion option was recorded at fair value with gains and losses included in current earnings. The debt instrument was classified as an available-for-sale debt security and reported at fair value. The Company recognized interest income on the debt instrument as determined using the effective interest method and unrealized holding gain and loss of the difference between fair value and book value were excluded from earnings and reported as a component of stockholder’s equity. Due to such differences, for U.S GAAP purposes, net income for the years ended December 31, 2006 increased by ~~W~~365,751 million when compared to those under Korean GAAP.

On August 20, 2007, the Company exercised the conversion right for the convertible notes, accordingly they were converted into common stocks of China Unicom Ltd. and reclassified to available-for-sale equity security. Under Korean GAAP, the acquisition cost of the equity securities acquired by exercising the conversion right shall be the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities shall be the fair value of those equity securities at the acquisition date and the difference between the fair value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds shall be recognized as gain or loss on conversion. As a result of such conversion, the Company recognized gain on conversion amounting to ~~W~~373,140 million under Korean GAAP. After the conversion, the investment in equity securities of China Unicom Ltd. was classified as available-for-sale equity securities, reported at the fair value, and related valuation gain was classified as other comprehensive income. Under U.S. GAAP, the conversion option separated from the debt instrument had been recorded at fair value until the conversion and the unrealized holding gain and loss incurred from the debt instrument until the conversion remains as other comprehensive income. No conversion gain was recognized under U.S. GAAP. As such, the conversion gain recognized under Korean GAAP was reversed for U.S. GAAP purposes.

w.	Presentation of Minority Interest as a Component of Shareholders’ Equity

Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a separate component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented between liabilities and shareholders’ equity item in consolidated balance sheets.

x.	Scope of Consolidations

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

In addition, under Korean GAAP, entities of which the Company or a controlled subsidiary owns more than 30% of the total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock be not consolidated if control does not exist; rather that entity should be accounted for under the equity method. Due to such differences, for U.S. GAAP purposes, investments in IHQ, Inc., TU Media Corp., IMM Cinema Fund, Michigan Global Cinema Fund and YTN Media, Inc. (a subsidiary of IHQ, Inc.) are excluded from consolidation and instead are accounted for under the equity method, for the year ended December 31, 2007. For

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other investments in entities where the Company owns 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is immaterial. The condensed financial information of the investees as of and for the year ended December 31, 2007 applying equity method for the U.S GAAP purpose only is as follows (in millions of Korean won):

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (Loss)

IHQ, Inc.	~~W~~	69,216	~~W~~	12,860	~~W~~	41,395	~~W~~	3,330
TU Media Corp.		350,042		344,537		113,310		(78,500)
YTN Media, Inc.		30,808		12,297		26,161		(111)
IMM Cinema Fund		19,928		7		1,866		(4,459)
Michigan Global Cinema Fund		9,742		—		1,070		(634)

In addition, the TU Media Corp., a satellite broadcasting service company, became a VIE of the Company but the Company is not a primary beneficiary in accordance with FIN 46(R). With respect to the Company’s involvement in the business, the maximum exposure to loss was approximately ~~W~~103,204 million as of December 31, 2007.

y.	Handset Subsidies to Long-time Mobile Subscribers

Under Korean GAAP, handset subsidies are recorded as operating expenses. Under US GAAP, such amounts are recorded as reduction of revenue.

z.	Classification of SK C&C Co., Ltd.

During the year ended December 31, 2007, the Company reclassified investment in equity securities of SK C&C Co., Ltd. from equity method investment to available-for-sale security because the SK C&C Co., Ltd. became the ultimate parent of the Company in accordance with Korean GAAP. Under Korean GAAP, the carrying amount of the equity investment at the date that the Company ceased to apply equity method was the Company’s new acquisition cost and unrealized holding gain and loss incurred after the reclassification were excluded from earnings and were reported as other comprehensive income. Under U.S. GAAP, however, the SK C&C Co., Ltd. was not interpreted as the ultimate parent of the Company so that equity investment continued to be treated as equity method investments. Due to such differences, for U.S. GAAP purposes, equity in earnings of investees increased by ~~W~~83,785 million and shareholders’ equity decreased by ~~W~~433,213 million for the year ended December 31, 2007, when compared to those under Korean GAAP. Meanwhile, the condensed financial information of SK C&C Co., Ltd. as of and for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005		2006		2007

Current assets	~~W~~	470,428	~~W~~	400,994	~~W~~	663,791
Non-Current assets		1,074,552		1,505,237		3,052,281

Total	~~W~~	1,544,980	~~W~~	1,906,231	~~W~~	3,716,072

Current liabilities	~~W~~	489,191	~~W~~	542,917	~~W~~	810,141
Non-Current liabilities		511,209		483,934		904,821
Stockholders’ equity		544,580		879,380		2,001,110

Total	~~W~~	1,544,980	~~W~~	1,906,231	~~W~~	3,716,072

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005		2006		2007

Operating revenue	~~W~~	1,002,667	~~W~~	1,107,910		1,160,946
Operating expenses		(908,485)		(994,556)		(1,081,361)

Operating income		94,182		113,354		79,585
Other income (expenses), net		(11,587)		8,929		1,381,694
Provision for income taxes		(20,902)		(34,959)		(405,709)
Net income	~~W~~	61,693	~~W~~	87,324	~~W~~	1,055,570

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following reconciles net income for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity as of December 31, 2005, 2006 and 2007 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Year Ended December 31,
	2005		2006		2007

Net income based on Korean GAAP	~~W~~	1,868,307	~~W~~	1,449,552	~~W~~	1,562,265
Adjustments :
Net income attributed to Minority interests		4,671		1,939		86,611
Deferred income tax adjustments due to difference in accounting principles		30,857		—		—
Deferred charges		(2,037)		2,037		—
Capital leases		(695)		(847)		—
Intangible assets		(16,046)		(260)		(4,180)
Reversal of amortization of goodwill		137,389		128,327		145,772
Capitalization of foreign exchange losses and interest expenses related to tangible assets		3,231		9,266		954
Capitalization of interest expenses related to purchases of intangible assets		5,272		5,272		5,272
Nonrefundable activation fees		(34, 681)		(16,139)		(50,325)
Loss on impairment of investment securities		3,065		(421)		(2,238)
Loss on valuation of currency and interest rate swap		29,898		(4,056)		8,295
Convertible bonds payable		14,044		48,118		(19,340)
Foreign currency translation		(2,458)		—		—
Sales of stock by the equity method investee		(8,637)		7,440		(6,392)
Consolidation of variable interest entity		38		(38)		—
Stock option compensation plan		49		(144)		—
Convertible notes receivable		—		365,751		(412,383)
Reclassification of SK C&C investment		—		—		83,785
Tax effect of the reconciling items		(4,717)		(115,268)		109,368
FIN 48 effect		—		—		(1,320)

Net income based on U.S. GAAP	~~W~~	2,027,550	~~W~~	1,880,529	~~W~~	1,506,144

Weighted average number of common shares outstanding		73,614,296		73,305,026		72,650,909

Earnings per share based on U.S. GAAP:
Basic earnings per share	~~W~~	27, 543	~~W~~	25,653	~~W~~	20,731

Diluted earnings per share	~~W~~	27,089	~~W~~	25,236	~~W~~	20,390

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2005		2006		2007

Shareholders’ equity based on Korean GAAP	~~W~~	8,327,540	~~W~~	9,483,088	~~W~~	11,687,633
Adjustments:
Deferred charges		(2,037)		—		—
Capital leases		847		—		—
Intangible assets		993,547		993,802		1,096,547
Reversal of amortization of goodwill		547,681		676,008		821,780
Capitalization of foreign exchange losses and interest expenses related to tangible assets		47,522		56,788		57,742
Capitalization of interest expenses related to purchase of intangible assets		(58,388)		(53,116)		(47,844)
Nonrefundable activation fees		(309,903)		(326,042)		(376,367)
Loans issued to employees’ stock ownership association		(14,586)		(7,526)		(34,816)
Convertible bonds payable		(52,220)		(1,347)		(12,642)
Investment securities without readily determinable fair value		—		—		(21,015)
Consolidation of variable interest entity		228		1,396		932
Reclassification of SK C&C investment		—		—		(433,213)
Minority interest in equity of consolidated affiliates		(108,927)		(170,246)		(253,383)
Tax effect of the reconciling items		101,130		85,674		226,877
FIN 48 effect		—		—		(13,173)

Shareholders’ equity based on U.S. GAAP	~~W~~	9,472,434	~~W~~	10,738,479	~~W~~	12,699,058

Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won) :

	Year Ended December 31,
	2005		2006		2007

Balance, beginning of the year	~~W~~	8,236,997	~~W~~	9,472,434	~~W~~	10,738,479
Net income for the year		2,027,550		1,880,529		1,506,144
Accumulated effect of FIN 48 adoption through 2006		—		—		(11,853)
Dividends		(758,227)		(662,628)		(581,340)
Unrealized gains on valuation of securities, net of tax		23,042		206,457		937,006
Equity in capital surplus, retained earnings and other comprehensive income of affiliates (note a)		(63,370)		38,651		158,760
Conversion of convertible bonds payable		—		23,624		2,010
Treasury stock transactions		—		(209,078)		(26,556)
Foreign-based operations’ translation adjustments		(1,792)		(18,570)		3,698
Stock compensation plan		274		—		—
Decrease(Increase) in loans receivable for stock issued to employees’ investor association		7,960		7,060		(27,290)

Balance, end of the year	~~W~~	9,472,434	~~W~~	10,738,479	~~W~~	12,699,058

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2005, 2006 and 2007 is as follows (in millions of Korean won) :

	December 31,
	2005		2006		2007

Current assets :
As reported	~~W~~	4,598,580	~~W~~	4,663,962	~~W~~	4,813,072
U.S. GAAP adjustments :
— loans receivable for stock issued to employees investor association		(3,249)		(2,208)		(1,522)
— tax effect of the reconciling items		31,381		39,241		46,979
— consolidation of variable interest entity		(4,889)		(8,809)		(16,077)
— scope of consolidation		—		(40,189)		(150,617)

Current assets based on U.S. GAAP		4,621,823		4,651,997		4,691,835

Non-current assets :
As reported		10,106,192		11,576,006		14,235,863
U.S. GAAP adjustments :
— loans receivable for stock issued to employees’ investor association		(11,337)		(5,318)		(33,294)
— intangible assets		988,763		989,595		1,140,555
— reverse of amortization of goodwill		547,681		677,371		828,960
— nonrefundable activation fees		8,571		8,108		6,167
— capital lease		847		(576)		(576)
— capitalization of foreign exchange losses and interest expense related to tangible assets		47,522		56,788		57,742
— capitalization of interest expenses related to purchase of intangible assets		(58,388)		(53,116)		(47,844)
— deferred charges		7,933		7,812		8,577
— subscription payable		40,014		—		—
— equity instrument to be received in conjunction with providing services		(2,055)		—		—
— consolidation of variable interest entity		53,626		54,731		54,890
— convertible bonds payable		—		(1,133)		281
— Investment securities without readily determinable fair value		—		—		(21,015)
— Reclassification of SK C&C investment		—		—		(433,213)
— scope of consolidation		—		(32,735)		(275,780)
— Tax effect of the reconciling items						1,375
— FIN 48 effect		—		—		374

Non-current assets based on U.S. GAAP		11,729,369		13,277,533		15,523,062

Total assets based on U.S. GAAP	~~W~~	16,351,192	~~W~~	17,929,530	~~W~~	20,214,897

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31
	2005		2006		2007

Current liabilities :
As reported	~~W~~	2,863,373	~~W~~	3,208,416	~~W~~	3,016,874
U.S. GAAP adjustments :
— nonrefundable activation fees		114,111		142,697		170,761
— subscription payable		40,014		—		—
— equity instrument to be received in conjunction with providing services		(525)		—		—
— consolidation of variable interest entity		17,671		32,078		38,773
— scope of consolidation		—		(17,389)		(285,677)

Current liabilities based on U.S. GAAP		3,034,644		3,365,802		2,940,731

Non-current liabilities :
As reported		3,513,859		3,548,464		4,344,428
U.S. GAAP adjustments :
— deferred charges		9,970		7,812		8,577
— nonrefundable activation fees		204,363		191,453		211,773
— tax effect of the reconciling items		(74,532)		(51,216)		(183,709)
— convertible bonds payable		52,220		214		12,923
— equity instrument to be received in conjunction with providing services		(1,530)		—		—
— consolidation of variable interest entity		631		227		296
— scope of consolidation		—		(19,563)		(73,015)
— FIN 48 effect		—		—		13,950

Non-current liabilities based on U.S. GAAP		3,704,981		3,677,391		4,335,223

Total liabilities based on U.S. GAAP	~~W~~	6,739,625	~~W~~	7,043,193	~~W~~	7,275,954

Minority interests :
As reported	~~W~~	108,927	~~W~~	170,246	~~W~~	253,383
U.S. GAAP adjustments :
— consolidation of variable interest entity		30,206		12,221		(1,188)
— reversal of amortization of goodwill		—		1,363		7,180
— intangible assets		—		—		47,604
— scope of consolidation		—		(35,972)		(67,094)

Total minority interests based on U.S. GAAP	~~W~~	139,133	~~W~~	147,858	~~W~~	239,885

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2005, 2006 and 2007 and cash and cash equivalents at December 31, 2005, 2006 and 2007 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2005, 2006 and 2007 and cash and cash equivalents at December 31, 2005, 2006 and 2007 under U.S. GAAP (in millions of Korean won) :

	2005		2006		2007

Cash flows from operating activities based on Korean GAAP	~~W~~	3,407,142	~~W~~	3,589,825	~~W~~	3,710,704
Adjustments :
Trading security cash flows		(122,710)		80,061		28,696
Consolidation of variable interest entity		12,444		(48,721)		35,777
Scope of consolidation		—		(6,384)		11,363
Pre-acquisition cash flows of subsidiaries		—		—		(501,788)

Cash flows from operating activities based on U.S. GAAP	~~W~~	3,296,876	~~W~~	3,614,781	~~W~~	3,284,752

Cash flows from investing activities based on Korean GAAP	~~W~~	(1,938,187)	~~W~~	(2,535,153)	~~W~~	(2,399,047)
Adjustments :
Trading security cash flows		122,710		(80,061)		(28,696)
Consolidation of variable interest entity		(1,004)		37,611		(39,389)
Scope of consolidation		—		17,035		15,559
Pre-acquisition cash flows of subsidiaries		—		—		15,880

Cash flows from investing activities based on U.S. GAAP	~~W~~	(1,816,481)	~~W~~	(2,560,568)	~~W~~	(2,435,693)

Cash flows from financing activities based on Korean GAAP	~~W~~	(1,429,038)	~~W~~	(952,377)	~~W~~	(856,107)
Adjustments :
Consolidation of variable interest entity		(10,243)		17,716		5,016
Scope of consolidation		—		(5,946)		(2,475)
Pre-acquisition cash flows of subsidiaries		—		—		222,161

Cash flows from financing activities based on U.S. GAAP	~~W~~	(1,439,281)	~~W~~	(940,607)	~~W~~	(631,405)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on Korean GAAP	~~W~~	(3,036)	~~W~~	(9,317)	~~W~~	2,783
Adjustments :
Consolidation of variable interest entity		—		(5,302)		37
Pre-acquisition cash flows of subsidiaries		—		—		(1,657)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on U.S. GAAP	~~W~~	(3,036)	~~W~~	(14,619)	~~W~~	1,163

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on Korean GAAP	~~W~~	(29,085)	~~W~~	14,568	~~W~~	154,227

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005		2006		2007

Adjustments :
Scope of consolidation		—		(14,246)		(81,218)
Pre-acquisition cash flows of subsidiaries		—		—		2,271

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on U.S. GAAP	~~W~~	(29,085)	~~W~~	322	~~W~~	75,280

Pre-acquisition cash flows of subsidiaries based on Korean GAAP		—		—		(263,133)
Adjustments:
Pre-acquisition cash flows of subsidiaries		—		—		263,133

Pre-acquisition cash flows of subsidiaries based U.S. GAAP		—		—		—

Increases in cash and cash equivalents due to merger based on Korea GAAP		—		—		50,448
Adjustments		—		—		—

Increase in cash and cash equivalents due to merger based on U.S. GAAP		—		—		50,448

Cash and cash equivalents at beginning of the year based on Korean GAAP	~~W~~	370,630	~~W~~	378,426	~~W~~	485,972
Adjustments :
Consolidation of variable interest entity		—		1,197		2,501
Scope of consolidation		—		—		(9,541)

Cash and cash equivalents at beginning of the year based on U.S. GAAP	~~W~~	370,630	~~W~~	379,623	~~W~~	478,932

Cash and cash equivalents at end of the year based on Korean GAAP	~~W~~	378,426	~~W~~	485,972	~~W~~	885,847
Adjustments :
Consolidation of variable interest entity		1,197		2,501		3,942
Scope of consolidation		—		(9,541)		(66,312)

Cash and cash equivalents at end of the year based on U.S. GAAP	~~W~~	379,623	~~W~~	478,932	~~W~~	823,477

34.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Income Taxes

Income tax expense under U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 is as follows (in millions of Korean won) :

	Year Ended December 31,
	2005		2006		2007

Currently payable	~~W~~	685,541	~~W~~	615,959	~~W~~	564,480
Deferred		(18,422)		70,871		12,456

	~~W~~	667,119	~~W~~	686,830	~~W~~	576,936

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2005, 2006 and 2007 is attributable to the following (in millions of Korean won) :

	Year Ended December 31,
	2005		2006		2007

Income taxes at statutory income tax rate of 25% in 2005, 2006 and 2007	~~W~~	670,776	~~W~~	641,840	~~W~~	507,200
Resident surtax payable		67,078		64,184		50,720
Tax credit for investments, technology, human resource development and others		(100,160)		(110,785)		(112,235)
Special surtax for agriculture and fishery industries and other		18,850		20,183		18,370
Undistributed earnings of subsidiaries		4,846		1,777		5,326
Other permanent differences		19,637		27,602		10,670
Change in valuation allowance		(13,908)		42,029		96,885

Recorded income taxes	~~W~~	667,119	~~W~~	686,830	~~W~~	576,936

Effective tax rate		24.86%		26.75%		28.44%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that resulted in the deferred tax assets and liabilities at December 31, 2005, 2006 and 2007 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won) :

	December 31,
	2005		2006		2007

Current :
Allowance for doubtful accounts	~~W~~	39,334	~~W~~	21,251	~~W~~	16,391
Write-off of doubtful accounts		9,239		—		—
Accrued interest income		(1,229)		(1,544)		(1,971)
Net operating loss carryforwards		17		1,121		2,081
Tax credit carryforwards		89		19		—
Accrued expenses and other		50,004		68,264		66,857

		97,454		89,111		83,358

Non-current :
Depreciation		(58,745)		(64,915)		(56,359)
Loss on impairment of investment securities		32,959		33,018		46,818
Equity in losses (earnings) of affiliates		(7,471)		(28,232)		(121,855)
Undistributed deficit of subsidiaries		13,732		(17,179)		(23,464)
Tax free reserve for technology development		(211,208)		(211,215)		(151,259)
Tax free reserve for loss on disposal of treasury stock		(130,372)		(70,396)		(70,396)
Unrealized gain (loss) on valuation of long-term investment securities (accumulated other comprehensive income)		15,996		(163,992)		(523,761)
Tax credit carryforwards		—		24		24
Net operating loss carryforwards		24,108		6,178		327
Deferred charges and other		(4,129)		37,147		34,617

		(325,130)		(479,562)		(865,308)

Total deferred tax liabilities	~~W~~	(227,676)	~~W~~	(390,451)	~~W~~	(781,950)

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

As a result of the adoption of FIN 48, the Company recognized a KRW 3,842 million increase in the liability for unrecognized tax benefits, which was accounted for as a KRW 383 million increase to goodwill, a

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

KRW 8,908 million decrease to retained earnings and a KRW 5,449 million net increase to deferred tax liabilitiess as of January 1, 2007. The total unrecognized tax benefits attributable to uncertain tax positions as of January 1, 2007 were KRW 9,565 million. Upon adoption, the total unrecognized tax benefits included items that would affect the income tax provision by KRW 8,908 million, if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007 is as follows (in millions of Korean won):

	Amount

Balance at January 1, 2007	~~W~~	9,565
Gross increases for tax position of prior years		501
Gross decreases for tax position of prior years		(15)
Gross decreases for tax position of current year		(62)

Balance at December 31, 2007	~~W~~	9,989

Total unrecognized tax benefits at December 31, 2007 is KRW 9,212 million that, if recognized, would affect the effective income tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective income tax rate and uncertain tax positions resulting from prior acquisitions which, pursuant to current purchase accounting tax rules, would adjust goodwill.

The Company recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, the Company recognized approximately KRW 1,016 million for the payment of interest and penalties. The Company had approximately KRW 3,961 million and KRW 2,945 million for the payment of interest and penalties accrued in the balance sheet at December 31, 2007 and January 1, 2007, respectively.

It is expected that the amount of unrecognized tax benefits will also change for other reasons in the next 12 months; however, the Company do not expect the change to have a significant impact on our financial position or results of operations.

The Company files income tax returns in the Republic of Korea jurisdiction and also file income tax returns in a number of foreign jurisdictions. However, our foreign income tax activity has been immaterial. The Korea National Tax Service, or NTS, has effectively completed the examination of the Company’s returns in the Republic of Korea related to years prior to 2004.

In significant foreign jurisdictions, the 2002 through 2007 tax years generally remain subject to examination by their respective tax authorities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Information under U.S. GAAP with respect to Investments under SFAS No. 115

Information with respect to available-for-sale and held-to-maturity securities under SFAS No. 115 at December 31, 2005, 2006 and 2007 is as follows (in millions of Korean won) :

			Gross		Gross
	Cost		Unrealized		Unrealized		Impairment		Fair
	(Amortized Cost)		Gains		Losses		Losses		Value

At December 31, 2005 :
Available-for-sale
Equity securities	~~W~~	465,244	~~W~~	173,960	~~W~~	(9,768)	~~W~~	(60,838)	~~W~~	568,598
Debt securities		307,375		—		(217)		(10,885)		296,273
Held-to-maturity Securities		115		—		—		—		115

	~~W~~	772,734	~~W~~	173,960	~~W~~	(9,985)	~~W~~	(71,723)	~~W~~	864,986

At December 31, 2006 :
Available-for-sale
Equity securities	~~W~~	469,754	~~W~~	462,521	~~W~~	—	~~W~~	(62,614)	~~W~~	869,661
Debt securities		1,083,914		33,903		(46,107)		(10,656)		1,061,054
Held-to-maturity Securities		134		—		—		—		134

	~~W~~	1,553,802	~~W~~	496,424	~~W~~	(46,107)	~~W~~	(73,270)	~~W~~	1,930,849

At December 31, 2007 :
Available-for-sale
Equity securities	~~W~~	1,805,795	~~W~~	1,758,674	~~W~~	(683)	~~W~~	(63,264)	~~W~~	3,500,522
Debt securities		470,280		9,293		(439)		(10,656)		468,478
Held-to-maturity Securities		94		—		—		—		94

	~~W~~	2,276,169	~~W~~	1,767,967	~~W~~	(1,122)	~~W~~	(73,920)	~~W~~	3,969,094

Gross proceeds from the sale of available-for-sale securities were ~~W~~71,308 million, ~~W~~298,715 million and ~~W~~155 for the years ended December 31, 2005, 2006 and 2007, respectively. Gross realized gains for the years ended December 31, 2005, 2006 and 2007 were ~~W~~5,638 million, ~~W~~605 million and nil, respectively. Gross realized losses for the years ended December 31, 2005, 2006 and 2007 were ~~W~~37 million, ~~W~~30 million and ~~W~~3 million, respectively.

Gross unrealized losses of ~~W~~9,985 million, ~~W~~46,107 million and ~~W~~1,122 million at December 31, 2005, 2006 and 2007 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

c.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2005, 2006 and 2007 for which it is practicable to estimate that value :

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

The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2005, 2006 and 2007 (in millions of Korean won) :

	2005				2006				2007
	Carrying		Fair		Carrying		Fair		Carrying		Fair
	Amount		Value		Amount		Value		Amount		Value
	(Note a)				(Note a)				(Note a)

Financial assets:
Cash and cash equivalents and short-term financial instruments	~~W~~	486,215	~~W~~	486,215	~~W~~	576,017	~~W~~	576,017	~~W~~	956,441	~~W~~	956,441
Trading securities		777,472		777,472		665,312		665,312		635,434		635,434
Accounts receivable (trade and other)		3,038,936		3,038,936		3,065,481		3,065,481		2,642,195		2,642,195
Short-term loans		62,290		62,290		60,440		60,440		74,603		74,603
Investment securities:
Listed equity and debts		864,986		864,986		1,930,849		1,930,849		3,969,094		3,969,094
Non - listed equity		353,168		N/A		141,138		N/A		127,718		N/A
Long-term bank deposits		1,479		1,479		10,430		10,430		15,512		15,512
Long-term loans		7,093		5,320		13,250		9,938		45,524		34,143

	~~W~~	5,591,639			~~W~~	6,462,917			~~W~~	8,466,521

Financial liabilities:
Accounts payable	~~W~~	1,094,855	~~W~~	1,094,855	~~W~~	1,224,536	~~W~~	1,224,536	~~W~~	1,241,935	~~W~~	1,241,935
Short-term borrowings		4,614		4,614		63,612		63,612		11,737		11,737
Bonds payable, long-term borrowings, convertible bonds, long-term payables — other and obligation under capital leases, including current portion		3,763,135		3,825,813		3,595,880		3,667,748		3,460,939		3,508,681

	~~W~~	4,862,604			~~W~~	4,884,028			~~W~~	4,714,611

(note a)	These carrying amounts represent the amounts determined under U.S. GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Comprehensive Income

Comprehensive income for the years ended December 31, 2005, 2006 and 2007 is as follows (in millions of Korean won) :

	2005		2006		2007

Net income	~~W~~	2,027,550	~~W~~	1,880,529	~~W~~	1,506,414

Other comprehensive income :
Available-for-sale securities
Unrealized gain on investment securities		34,915		284,359		1,914,596
Less impact of realized losses(gains)		(3,065)		446		(557,346)
Tax effect		(8,808)		(78,348)		(420,244)

Net change from available-for-sale securities		23,042		206,457		937,006
Foreign-based operations’ translation adjustments		(1,792)		(18,570)		3,698

Total other comprehensive income		21,250		187,887		940,704

Comprehensive income	~~W~~	2,048,800	~~W~~	2,068,416	~~W~~	2,447,118

e.	Goodwill and other intangible assets

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

Goodwill

Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won) :

	2005		2006		2007

Beginning of period	~~W~~	3,408,989	~~W~~	3,418,212	~~W~~	3,419,114
Goodwill increase due to acquisition and subsidiary change during the period		9,223		13,426		180,145
Goodwill impairment losses		—		(12,524)		—
Goodwill disposed of during the period		—		—		(124)

Ending of period	~~W~~	3,418,212	~~W~~	3,419,114	~~W~~	3,599,135

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets

The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2005				December 31, 2006				December 31, 2007
								Accumulated				Accumulated
	Gross				Gross			Amortization	Gross			Amortization
	Carrying		Accumulated		Carrying			and	Carrying			and
	Amount		Amortization		Amount			Impairment	Amount			Impairment

Amortized intangible assets :
IMT license (13 years)	~~W~~	1,188,547	~~W~~	(188,193)	~~W~~	1,188,547	~~W~~	(278,521)	~~W~~	1,188,547	~~W~~	(368,849)
Customer lists (4 years)		99,783		(99,783)		99,783		(99,783)		106,783		(99,783)
Software purchased (5 years)		496,373		(215,529)		883,004		(310,184)		1,083,552		(478,849)
Software development cost (5 years)		230,439		(164,448)		242,164		(196,510)		240,629		(223,508)
Other (2 to 20 years)		309,353		(75,528)		308,747		(98,035)		455,910		(134,349)

Total	~~W~~	2,324,495	~~W~~	(743,481)	~~W~~	2,722,245	~~W~~	(983,033)	~~W~~	3,075,421	~~W~~	(1,305,338)

Intangible asset amortization expense for the years ended December 31, 2005, 2006 and 2007 was ~~W~~221,275 million, ~~W~~244,025 million and ~~W~~332,056 million respectively. It is estimated to be ~~W~~339,522 million, ~~W~~315,900 million, ~~W~~285,112 million, ~~W~~232,895 million and ~~W~~138,492 million for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively, primarily related to the IMT license, customer lists and other.

f.	Condensed Consolidated Income Statements under U.S. GAAP

Condensed consolidated income statements under U.S.GAAP for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won) :

	2005		2006		2007

Operating revenue:
Wireless services	~~W~~	9,148,363	~~W~~	9,025,209	~~W~~	9,531,488
Interconnection		898,621		1,033,390		1,062,195
Digital handset sales		294,557		—		51,714
Other		359,911		483,203		566,989

Total operating revenue		10,701,452		10,541,802		11,212,386
Total operating expenses		(7,847,705)		(7,720,028)		(9,144,306)

Operating income		2,853,747		2,821,774		2,068,080
Other income (expenses), net		(125,898)		(135,726)		(197,428)

Income before income taxes and appropriate item below		2,727,849		2,686,048		1,870,652
Provision for income taxes		(665,209)		(673,330)		(483,963)
Minority interests in losses of consolidated subsidiaries		11,109		21,752		54,281
Equity in earnings of unconsolidated businesses		(46,199)		(153,941)		65,174

Net income	~~W~~	2,027,550	~~W~~	1,880,529	~~W~~	1,506,144

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Segment

The Company has one operating segment, which is cellular telephone communication service. The Company does not deem each subsidiary to be a reportable segment as it does not meet any of the quantitative threshold in SFAS No. 131. Thus, management does not believe information about the subsidiaries segment would be useful to readers of the financial statements. The operating results of SK Telecom are reviewed by the Company’s chief operating decision maker on a combined basis that reflect the operating results of all service lines taken as a whole. In addition, discrete financial information is not available individually for expenses incurred in connection with providing cellular services, wireless internet, digital convergence, and other services provided by SK Telecom. Therefore, the Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.

h.	Supplemental Information relating to Cash Flows

Supplemental Information relating to Cash Flows under U.S.GAAP for the years ended December 31, 2005, 2006 and 2007 are as follows (in millions of Korean won) :

	2005		2006		2007

Cash paid for interest (net of amounts capitalized)	~~W~~	203,259	~~W~~	226,442	~~W~~	169,311
Cash paid for income taxes		588,296		660,188		591,672

i.	Accrued Severance Indemnities

The Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won) :

Year Ending December 31,

2008	~~W~~	3,353
2009		653
2010		1,483
2011		1,026
2012		3,963
2013 ~ 2017		28,907

Total	~~W~~	39,385

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

j.	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement” which provides guidance for using fair value to measure assets and liabilities when required for recognition or disclosure purposes. SFAS No. 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about these measures. Specifically, SFAS No. 157 (1) clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability, (2) establishes a fair value hierarchy that prioritizes the information used to develop those assumptions, (3) clarifies the information required to be used to measure fair value, (4) determines the frequency of fair value measures and (5) requires companies to make expanded disclosures about the methods and assumptions used to measure fair value and the fair value measurement’s effect on earnings. However, SFAS No. 157 does not expand the use of fair value to any new circumstances or determine when fair value should be used in the financial statements. SFAS No. 157 is effective for

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with some exceptions. SFAS No. 157 is to be applied prospectively as of the first interim period for the fiscal year in which it is initially adopted, except for a limited form of retrospective application for some specific items. In February 2008, the FASB issued Staff Position No. 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” in order to amend SFAS No. 157 to exclude FASB Statement No. 13 Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact that SFAS No. 157, FSP 157-1 and FSP 157-2 may have on consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be included in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 159 may have on consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which replaces FASB Statement No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 141(R) may have on consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, ‘changes in a parent’s ownership interest, and the valuation of retained non controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 160 on our consolidated financial position, results of operations or cash flows.

On May 9, 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP APB 14 on the Company’s consolidated financial condition, operating results and cash flows.