Form 20-F
period 2008-12-31
SK TELECOM CO LTD
filed 2009-06-30
CIK 1015650

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

SK T-Tower
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea
(Address of principal executive offices)

Mr. Kyung-hwan Chung
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea
Telephone No.: 82-2-6100-2114
Facsimile No.: 82-2-6100-7827
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one-ninth of one shares of Common Stock	New York Stock Exchange
Common Stock, par value ~~W~~500 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

72,486,015 shares of common stock, par value ~~W~~500 per share (not including 8,707,696 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

All references to “Korea” contained in this report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we”, “us”, “our” or the “Company” shall mean SK Telecom Co., Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S.” shall mean the United States of America.

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

Pursuant to an amendment to the Government Organization Act, effective as of February 29, 2008, the Ministry of Information and Communication, or “MIC”, has become the Ministry of Knowledge Economy and functions formerly performed by the MIC are now performed separately by the Ministry of Knowledge Economy, the Ministry of Culture, Sports and Tourism, the Ministry of Public Administration and Security, and, particularly, the Korea Communications Commission, or the “KCC”. In this report, we refer to the MIC as the relevant governmental authority in connection with any approval granted or action taken by the MIC prior to such amendment to the Government Organization Act and to such other relevant governmental authority in connection with any approval granted or action taken by such other relevant governmental authority subsequent to such amendment.

Unless otherwise indicated, all financial information in this report is presented in accordance with Korean generally accepted accounting principles (“Korean GAAP”).

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2008, which was Won 1,262.0 to US$1.00. On June 19, 2009, the noon buying rate was Won 1,264.2 to US$1.00. See “Item 3.A. Selected Financial Data — Exchange Rates”.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “considering”, “depends”, “estimate”, “expect”, “intend”, “plan”, “planning”, “planned”, “project” and similar expressions, or that certain events, actions or results “may”, “might”, “should” or “could” occur, be taken or be achieved.

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of high-speed downlink packet access, or HSDPA, technology, high-speed uplink packet access, or HSUPA, technology and wireless broadband internet, or WiBro, technology;

•	our plans for capital expenditures in 2009 for a range of projects, including investments in our backbone networks (and expansion of our WiBro network in particular), investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the KCC, related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees; tariffs charged by our competitors; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments in other telecommunications service providers;

•	our ability to successfully manage our acquisition in 2008 of an additional 38.7% stake in SK Broadband Co., Ltd. (formerly hanarotelecom incorporated), or SK Broadband, a fixed-line telecommunications operator and broadband Internet service provider; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2008 are derived from our audited consolidated financial statements and related notes thereto.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in certain respects from U.S. GAAP. For more detailed information you should refer to notes 33 and 34 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,
	2004		2005		2006		2007			2008		2008
	(In billions of Won and millions of Dollars, except per share and percentage data)

INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	~~W~~	10,570.6	~~W~~	10,721.8	~~W~~	11,028.0	~~W~~	11,863.4	(19)	~~W~~	14,021.0	US$	11,110.1
Cellular Service(1)		10,297.6		10,361.9		10,515.6		11,016.1			11,389.8		9,025.2
Broadband Internet and Fixed-line Telephone Service		—		—		—		—			1,821.8		1,443.5
Other(2)		273.0		359.9		512.4		847.3	(19)		809.4		641.4
Operating Expenses		8,130.9		8,051.2		8,406.9		9,761.4	(19)		12,268.5		9,721.5
Operating Income		2,439.7		2,670.6		2,621.1		2,102.0	(19)		1,752.5		1,388.6
Income from Continuing Operation before Income Tax		2,123.2		2,561.6		2,021.6		2,285.8	(19)		1,258.7		997.4
Net Income(3)		1,493.4		1,868.3		1,449.6		1,562.3			972.3		770.4
Net Income per Share(4)		20,261		25,443		19,801		22,696			16,707		13.24
Diluted Net Income per Share(4)		20,092		25,036		19,523		22,375			16,559		13.12
Dividends Declared per Share		10,300		9,000		8,000		9,400			9,400		7.45
Weighted Average Number of Shares		73,614,296		73,614,296		73,305,026		72,650,909			72,765,557		72,765,557
U.S. GAAP:
Total Operating Revenue	~~W~~	10,534.6	~~W~~	10,701.4	~~W~~	10,541.8	~~W~~	11,212.4		~~W~~	11,157.6	US$	8,841.2
Operating Expenses		8,137.6		7,847.7		7,720.0		9,144.3			9,404.0		7,451.7
Operating Income		2,397.0		2,853.7		2,821.8		2,068.1			1,753.6		1,389.5
Net Income(4)		1,554.6		2,019.6		1,878.3		1,505.3			1,072.9		850.2
Net Income per Share(4)(5)		21,118		27,435		25,624		20,720			14,744		11.7
Diluted Net Income per Share(4)(5)		20,939		26,983		25,207		20,730			14,606		11.6

	As of or for the Year Ended December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of Dollars, except per share and percentage data)

BALANCE SHEET DATA
Korean GAAP:
Working Capital(6)	~~W~~	1,323.8	~~W~~	1,735.2	~~W~~	1,455.5	~~W~~	1,796.2	~~W~~	793.6	US$	628.9
Property and Equipment, Net		4,703.9		4,663.4		4,507.3		4,969.4		7,437.7		5,893.6
Total Assets		14,283.4		14,704.8		16,240.0		19,048.9		22,473.7		17,808.0
Non-current Liabilities(7)		4,010.7		3,513.9		3,548.5		4,344.4		6,020.4		4,770.5
Capital Stock		44.6		44.6		44.6		44.6		44.6		35.4
Total Shareholders’ Equity		7,205.7		8,327.5		9,483.1		11,687.6		11,824.4		9,369.6
U.S. GAAP:
Working Capital (Deficiency)	~~W~~	1,311.3	~~W~~	1,587.2	~~W~~	1,286.2	~~W~~	1,751.1	~~W~~	738.0	US$	584.8
Total Assets(4)		15,592.0		16,356.5		17,909.4		20,173.6		21,239.2		16,829.8
Total Shareholders’ Equity(4)		8,252.2		9,477.7		10,718.4		12,657.8		12,227.1		9,688.7

	As of or for the Year Ended December 31,
	2004		2005		2006		2007			2008			2008
	(In billions of Won and millions of Dollars, except per share and percentage data)

OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(3)(8)	~~W~~	4,087.7	~~W~~	4,429.5	~~W~~	3,879.1	~~W~~	4,366.0		~~W~~	4,008.4		US$	3,176.2
Capital Expenditures(9)		1,631.9		1,416.6		1,498.1		1,804.1			2,236.9			1,772.5
R&D Expenses(10)		336.1		321.1		279.0		293.1			299.7			237.5
Internal R&D		267.1		252.0		212.0		218.7			226.7			179.7
External R&D		69.0		69.1		67.0		74.4			73.0			57.8
Depreciation and Amortization		1,752.5		1,675.5		1,698.4		1,971.3			2,759.3			2,186.5
Cash Flow from Operating Activities		2,527.9		3,407.1		3,589.8		3,721.7	(20)		3,296.9	(20)		2,612.4	(20)
Cash Flow from Investing Activities		(1,470.3)		(1,938.2)		(2,535.2)		(2,414.9	)(20)		(3,875.4	)(20)		(3,070.8	)(20)
Cash Flow from Financing Activities		(968.6)		(1,429.0)		(952.4)		(1,041.3	)(20)		869.4	(20)		688.9	(20)
Margins (% of total sales):
EBITDA Margin(8)(11)		38.7%		41.3%		35.2%		36.8%			29.5%			29.5%
Operating Margin(11)		23.1		24.9		23.8		17.7			12.1			12.1
Net Margin(11)		14.1		17.4		13.1		13.2			7.1			7.1
U.S. GAAP:
EBITDA(4)(8)	~~W~~	3,971.9	~~W~~	4,404.2	~~W~~	4,527.4	~~W~~	3,960.9		~~W~~	3,277.4		US$	2,597.0
Capital Expenditures(9)		1,656.9		1,429.3		1,538.0		1,854.0			1,861.0			1,474.6
Cash Flow from Operating Activities		3,237.9		3,296.8		3,614.8		3,284.8			2,698.7			2,138.4
Cash Flow from Investing Activities		(1,634.1)		(1,816.5)		(2,560.6)		(2,385.2)			(3,926.9)			(3,111.6)
Cash Flow from Financing Activities		(1,514.8)		(1,439.3)		(940.6)		(631.3)			1,118.7			886.5

	As of or for the Year Ended December 31,
	2004		2005		2006		2007		2008		2008

SELECTED OPERATING DATA
Population of Korea (millions)(12)		48.2		48.3		48.3		48.5		48.6		48.6
Our Wireless Penetration(13)		39.0%		40.4%		42.0%		45.3%		47.4%		47.4%
Number of Employees(14)		7,353		6,646		7,676		9,485		10,626		10,626
Total Sales per Employee (in millions of Won and thousands of Dollars)	~~W~~	1,437.6	~~W~~	1,613.3	~~W~~	1,436.7	~~W~~	1,267.1	~~W~~	1,319.5	US$	1,045.6
Wireless Subscribers(15)		18,783,338		19,530,117		20,271,133		21,968,169		23,032,045		23,032,045
Average Monthly Outgoing Voice Minutes per Subscriber(16)		194		197		201		201		200		200
Average Monthly Revenue per Subscriber(17)	~~W~~	39,689	~~W~~	40,205	~~W~~	40,220	~~W~~	40,154	~~W~~	38,526	US$	30.53
Average Monthly Churn Rate(18)		1.7%		1.8%		2.0%		2.6%		2.7%		2.7%
Digital Cell Sites		9,458		10,142		12,515		16,099		17,213		17,213

*	The translation into Dollars was made at the rate of Won 1,262.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes revenues from SK Teletech Co., Ltd. of Won 649.8 billion for 2004 and Won 294.6 billion for 2005 from the sale of digital handsets and Won 849.4 billion for 2004, Won 898.6 billion for 2005, Won 1,033.4 billion for 2006, Won 1,062.2 billion for 2007 and Won 1,149.2 billion for 2008 of interconnection revenue. Following our sale of a 60% equity interest in SK Teletech to Pantech & Curitel in July 2005, our equity interest in the company was reduced to 29.1% (which subsequently became a 22.7% interest in Pantech following the merger of SK Teletech into Pantech in December 2005) and SK Teletech ceased to be our consolidated subsidiary. Following the exclusion of SK Teletech from consolidation, we did not derive revenues from digital handset sales.

(2)	For more information about our other revenue, see “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview”.

(3)	As of January 1, 2007, we adopted Statements of Korean Accounting Standards, or SKAS No. 25. Pursuant to adoption of SKAS No. 25, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. The consolidated statements of income for the years ended December 31, 2006 appearing in our consolidated financial statements included elsewhere in this report have been reclassified in accordance with SKAS No. 25.

(4)	Adjusted to retroactively reflect our acquisition of an additional 38.7% equity stake in SK Broadband in March 2008, increasing our total equity interest in SK Broadband to 43.4%.

(5)	Net income per share is calculated by dividing net income attributable to majority interest by the weighted average number of shares outstanding during the period. Diluted net income per share is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the issuance of convertible bonds in 2004, 2005, 2006, 2007 and 2008.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,044 to US$1.00 as of December 31, 2004, Won 1,013 to US$1.00 as of December 31, 2005, Won 930 to US$1.00 as of December 31, 2006, Won 938 to US$1.00 as of December 31, 2007 and Won 1,258 to US$1.00 as of December 31, 2008, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(w) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance. Since the telecommunications business is a very capital intense business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP, which may differ from Korean GAAP for these items.

(9)	Consists of investments in property, plant and equipment. Under U.S. GAAP, interest costs incurred during the period required to complete an asset or ready an asset for its intended use are capitalized based on the interest rates a company pays on its outstanding borrowings. Under Korean GAAP, such interest costs are expensed as incurred.

(10)	Includes donations to Korean research institutes and educational organizations. See “Item 5.C. Research and Development”.

(11)	Operating revenue and operating income used in the calculation of these ratios for 2007 and 2008 include the operating revenue and operating income from the discontinued operation, but exclude the operating revenue and operating income of newly-consolidated subsidiaries prior to the date of consolidation.

(12)	Population estimates based on historical data published by the National Statistical Office of Korea.

(13)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(14)	Includes regular employees and temporary employees. See “Item 6.D. Employees”.

(15)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

(16)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(17)	The average monthly revenue per subscriber excludes interconnection revenue and is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. Including interconnection revenue, average monthly revenue per subscriber was Won 43,542 for 2004, Won 44,167 for 2005, Won 44,599 for 2006, Won 44,416 for 2007 and Won 43,016 for 2008.

(18)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

(19)	As a result of our sale of HELIO LLC (“HELIO”) to Virgin Mobile USA, Inc. in August 2008, HELIO’s results of operations have been classified as discontinued operations. Operating revenue, operating expenses, operating income and income before income taxes and minority interest for the year ended December 31, 2007 have been revised to exclude HELIO’s results of operations.

(20)	Cash flow activities from discontinued operation for the years ended December 31, 2007 and 2008 have been excluded.

As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2008.

	As of or for the Year Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In billions of Won and millions of Dollars)

U.S. GAAP:
Net Income(2)	~~W~~	1,554.6	~~W~~	2,019.6	~~W~~	1,878.3	~~W~~	1,505.3	~~W~~	1,072.9	US$	850.2
LESS: Interest income		(86.7)		(62.6)		(86.8)		(99.0)		(121.8)		(96.5)
ADD: Interest expense		291.0		226.8		241.7		204.0		240.2		190.3
Taxes		611.1		667.1		686.8		576.9		161.7		128.1
Depreciation and Amortization		1,601.9		1,553.3		1,807.4		1,773.7		1,924.4		1,524.9
EBITDA(2)	~~W~~	3,971.9	~~W~~	4,404.2	~~W~~	4,527.4	~~W~~	3,960.9	~~W~~	3,277.4	US$	2,597.0

(1)	The translation into Dollars was made at the rate of Won 1,262.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(2)	Adjusted to retroactively reflect our acquisition of an additional 38.7% equity stake in SK Broadband in March 2008, increasing our total equity interest in SK Broadband to 43.4%.

The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2008.

	As of or for the Year Ended December 31,
	2004		2005		2006		2007			2008			2008(1)
	(In billions of Won and millions of Dollars)

Korean GAAP:
Net Income	~~W~~	1,493.4	~~W~~	1,868.3	~~W~~	1,449.6	~~W~~	1,562.3		~~W~~	972.3		US$	770.4
LESS: Interest income		(80.5)		(61.1)		(80.0)		(93.9	)(2)		(136.3	)(2)		(108.0)
ADD: Interest expense		303.4		253.5		239.1		235.3	(2)		344.6	(2)		273.1
Taxes		629.8		693.3		572.0		694.5	(2)		188.9	(2)		149.7
Depreciation and Amortization		1,741.6		1,675.5		1,698.4		1,967.8	(2)		2,638.9	(2)		2,091.0
EBITDA	~~W~~	4,087.7	~~W~~	4,429.5	~~W~~	3,879.1	~~W~~	4,366.0		~~W~~	4,008.4		US$	3,176.2

(1)	The translation into Dollars was made at the rate of Won 1,262.0 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(2)	In accordance with SKAS No. 25, which we adopted in 2007, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. For purposes of reconciling net income under Korean GAAP with EBITDA, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007 and 2008 shown in the table above exclude, with respect to subsidiaries newly consolidated in 2007 or 2008, the income earned and expense incurred by such subsidiaries prior to the date of consolidation. In addition, interest income, interest expense, taxes and depreciation and amortization amounts for 2007 and 2008 shown in the table above include income earned and expense incurred from discontinued operations. As a result, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007 and 2008 that appear in the table above differ from those set forth in our consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2007 and 2008, respectively.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

	At End of	Average
Year Ended December 31,	Period	Rate(1)	High	Low
	(Won per US$1.00)

2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.7	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.8	1,507.9	935.2

	Past Six Months
	High	Low
	(Won per US$1.00)

December 2008	1,479.0	1,257.4
January 2009	1,391.5	1,292.3
February 2009	1,532.8	1,368.7
March 2009	1,570.1	1,334.8
April 2009	1,378.3	1,277.0
May 2009	1,277.0	1,232.9
June 2009 (through June 19, 2009)	1,269.0	1,232.1

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period.

On June 19, 2009, the noon buying rate was Won 1,264.2 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition across all our businesses, including our wireless telecommunications business, in Korea. We expect competition to intensify as a result of consolidation of market leaders and the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing tariffs we can charge our subscribers. Also, continued competition from the other wireless and fixed-line service providers has resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2008, the churn rate in our wireless business ranged from 2.0% to 3.6%, with an average churn rate of 2.7%, compared to an average churn rate of 2.6% in 2007. Intensification of competition in the future may cause our churn rates to increase. In addition, increased competition may cause our marketing expenses to increase as a percentage of sales, reflecting higher advertising expenses and other costs of new marketing activities, which may need to be introduced to attract and retain subscribers.

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our own. Together, these providers had a market share of approximately 49.5%, in terms of numbers of wireless service subscribers, as of December 31, 2008. Furthermore, in 2001, the Government awarded three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into us on May 1, 2003, and the other two licenses were awarded to consortia led by or associated with KT Corporation, Korea’s principal fixed-line operator that recently merged with KT Freetel Co., Ltd., or KTF, one of our principal wireless competitors before the merger, and to LG Telecom, Ltd., or LGT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services.

Since 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired a 47.9% interest in Hansol M.Com (formerly Hansol PCS Co., Ltd.), which was then the fifth largest wireless operator in terms of numbers of wireless service subscribers. Hansol M.Com subsequently changed its name to KT M.Com and merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. In June 2009, KTF merged into KT Corporation, which had held a 54.25% interest in KTF before the merger. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our competitors to offer more competitive bundling services and could harm our business and results of operations.

In addition, in March 2006 the MIC partially lifted, and in March 2008 the KCC fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000. See “— Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. These decisions by the MIC and the KCC have intensified competition among mobile service providers and may increase our marketing expenses relating to the provision of handset subsidies, which could, in turn, adversely affect our results of operations.

Furthermore, in 2007, the MIC announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service and fixed-line telephone service, at a discounted rate; provided, however, that we and KT Corporation, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The introduction of bundled services may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

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

The telecommunications industry has been characterized by continual improvement and advances in technology and this trend is expected to continue. For example, we and our competitors have implemented technology upgrades from basic code division multiple access, or CDMA, networks to more advanced high-speed wireless telecommunications networks based on CDMA 1xRTT and CDMA 1xEV-DO technology. Korean wireless telecommunications companies, including us, have also implemented newer technologies such as wide-band code division multiple access, or WCDMA, which is the 3G technology implemented by us. In 2005, we began to upgrade our WCDMA network to support high-speed downlink packet access, or HSDPA, technology. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. Our HSDPA-capable WCDMA network, which was completed in March 2007, supports data transmission services at significantly higher data transmission speeds than our basic CDMA, CDMA 1xRTT and CDMA 1xEV-DO networks. We are currently further upgrading our WCDMA network to support even more advanced high-speed uplink packet access, or HSUPA, technology. The more successful operation of a 3G network by a competitor, including better market acceptance of a competitor’s 3G-based services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 3G network or our other businesses.

In addition, in March 2005, we also obtained a license from the MIC to provide wireless broadband Internet, or WiBro, services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices, but does not support voice transmission. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2008, we had extended WiBro service to “hot zone” areas in 42 cities throughout Korea. In 2009, we plan to expand WiBro service to hot zone areas in 84 cities. Beyond 2009, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services. As the implementation of WiBro service in Korea is relatively new, we cannot assure you that there will be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

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

We have invested significant capital and resources to develop and implement our 3G technologies, including investments related to the commercial development of WCDMA technology and the build-out of our WCDMA network. In 2008, we invested Won 904.8 billion in capital expenditures related to expansion and upgrade of our WCDMA network. We also expect to devote additional capital resources in 2009 to enhance our 3G service quality and increase our WCDMA network capacity. For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

The demand for our 3G services may not be sufficient to recoup our aggregate capital expenditures in developing and implementing our 3G technologies, including costs related to the procurement of our IMT-2000 license and construction of our WCDMA network. Also, there may not be sufficient demand for our 3G services, as a result of competition or otherwise, to permit us to recoup or profit from our investment.

We have also made, and intend to continue to make, capital investments to develop and launch our WiBro services. In 2008, we spent Won 404.8 billion in capital expenditures to build and expand our WiBro network. We plan to spend additional amounts to expand our WiBro network in 2009, and may make further capital investments related to our WiBro service in the future. Our WiBro-related investment plans are subject to change, and will depend, in part, on market demand for WiBro services, the competitive landscape for provision of such services and the development of competing technologies. We cannot assure you that there will be sufficient demand for our WiBro services, as a result of competition or otherwise, to permit us to recoup or profit from our WiBro-related capital investments. KT Corporation commercially launched its WiBro service in 2006. The more successful operation of a WiBro network by KT Corporation, or another competitor, including better market acceptance of a competitor’s WiBro services, could also materially and adversely affect our business.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

As a part of our growth strategy, we plan to selectively seek business opportunities abroad. In February 2005, we established a joint venture company, UNISK Information Technology Co., Ltd., with China Unicom Ltd. (“China Unicom”), China’s second largest mobile operator, to market and offer wireless data services in China. In July 2006, we also acquired US$1 billion in aggregate principal amount of China Unicom’s convertible bonds, which, in August 2007, we converted into a 6.6% equity interest in China Unicom. In October 2008, China Unicom merged with China Netcom Group Corporation (Hong Kong) Limited, a leading broadband communications and fixed-line telecommunications operator in China. As a result of the merger, our equity interest in China Unicom, which is the surviving entity after the merger, decreased to 3.8% from 6.6%. We also have ongoing projects in Vietnam. In addition, in May 2006 our subsidiary, HELIO, launched cellular voice and data services across the United States. In August 2008, together with EarthLink Inc., our joint venture partner in HELIO, we sold our equity interest in HELIO to Virgin Mobile USA, Inc., a provider of wireless communications services in the United States that was founded as a joint venture between Sprint Nextel and the Virgin Group, in exchange for limited partnership units of Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company), equivalent to 11 million shares of Virgin Mobile USA, Inc.’s Class A common stock (valued at approximately US$31 million at the time of sale). In addition, we invested US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common stock. In connection with our investment in HELIO, we have recognized a cumulative loss of Won 346 billion through the end of 2008. See “Item 4.B. Business Overview — Our Business Strategy — Global Business — United States” for more information regarding our investments in HELIO and Virgin Mobile USA, Inc. These global businesses may require further investment from us. We continue to seek other opportunities to expand our business abroad, particularly in Asia and the United States, as such opportunities present themselves. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Our Services — Global Business”.

We have also pursued convergence growth opportunities. For example, in March 2008, we completed the acquisition of an additional equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion and currently hold a 43.4% equity stake in the company. While we are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to realize those expected benefits in the near term, or at all. In particular, we may experience difficulties in integrating SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services and we may be unsuccessful in retaining SK Broadband’s existing customers. In addition, since April 2008, customers of SK Broadband have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korea Trade Commission. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. As of April 23, 2009, the number of plaintiffs was 23,591 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.2 billion. The case is currently pending before the Seoul Central District Court. An adverse outcome of the litigation may damage the reputation and business of SK Broadband. For more information regarding this lawsuit, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — SK Broadband Litigation”.

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses, including by developing and improving our wireless data, multimedia, mobile commerce and Internet services. We will need to respond to market and technological changes and the development of services which we may have little or no experience in providing. Entering into these new businesses and regions in which we have limited experience may require us to make substantial investments and, in spite of such investments, we may still be unsuccessful in these efforts to expand and diversify. We cannot assure you that we will be able to recoup or profit from our investments in new businesses and regions. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the KCC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2008 was approximately 93.8%, which is high compared to many industrialized countries. Therefore, it is unlikely that the penetration rates for wireless telecommunications service in Korea will grow significantly. As a result of the already high penetration rates in Korea for wireless services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

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

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,236.9 billion for capital expenditures in 2008 and we expect to spend a similar amount for capital expenditures in 2009 for a range of projects, including investments in our backbone networks (and expansion of our WiBro network in particular), investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. In 2009, we plan to continue HSUPA upgrades to our WCDMA network, as well as expand our WiBro service to “hot zone” areas in 84 cities. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources”.

At December 31, 2008, we had approximately Won 2,118 billion in contractual payment obligations due in 2009 of which almost all involve repayment of debt obligations. See “Item 5.F. Tabular Disclosure of Contractual Obligations”.

We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have, in the past, obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Any material adverse change in our operational or financial condition could impact our ability to fund our capital expenditure plans and contractual payment obligations. Inability to fund such capital expenditure requirements may have a material adverse effect on our financial condition, results of operations and business. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. In the event we are unable to meet any such increased expenditure requirements or to obtain adequate financing for such requirements, on terms acceptable to us, or at all, this may have a material adverse effect on our financial condition, results of operations and business.

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

In addition, we rely on KT Corporation and SK Networks to provide a substantial majority of the transmission lines we lease. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”. In May 2009, we entered into an agreement with SK Networks to purchase its leased line business for Won 892.85 billion. The purchase remains subject to regulatory approvals and approval by shareholders of SK Networks. In addition, we will also assume Won 627.8 billion of debt as part of the transaction.

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

All of our businesses are subject to extensive governmental supervision and regulation. The MIC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some degree of tariff reductions in response to MIC recommendations. After discussions with the MIC, effective September 1, 2004, we reduced our monthly plan-based fees by 7.1%. In addition, after discussions with the MIC, we began to provide Caller ID service to our customers free of charge from January 1, 2006. After discussions with the MIC, in January 2007 we and other wireless telecommunications providers, including KTF and LGT, reduced usage fees for wireless Internet services by 30% and, in January 2008 we and other wireless telecommunications providers, including KTF and LGT, reduced the usage fees for short text message service, or SMS, from Won 30 per message to Won 20 per message.

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

Furthermore, the Government sets the policies regarding the use of radio frequencies and allocates the spectrum of radio frequencies used for wireless telecommunications. In December 2008, the KCC announced its plan to reallocate 20 MHz of spectrum in the 800 MHz band that we are currently using to other service providers in June 2011. The KCC’s plan also contemplates new allocations of 20 MHz of spectrum in the 900 MHz band, 40MHz of spectrum in the 2.1 GHz band and 27MHz of spectrum in the 2.3 GHz band for wireless telecommunication services. While we do not believe the reallocation of spectrum will materially impact our ability to maintain sufficient bandwidth capacity, the reallocation and new allocation of the spectrum to our existing or new competitors could increase competition among wireless service providers, which may have an adverse effect on our business.

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

In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The rapid growth in penetration rate in past years can, at least in part, be attributed to such subsidies on handsets given to new subscribers. During the period between June 2000 and March 2008, the MIC prohibited all wireless telecommunications service providers, subject to certain exceptions stipulated in the Telecommunications Business Act, from providing any such handset subsidies. The MIC has, on several occasions between March 2002 and February 2008, imposed various types of sanctions and fines against us and the other wireless service providers for violating restrictions on providing handset subsidies and other activities that were deemed to be disruptive to fair competition. We paid the fines and believe that we have complied in all material respects with the other sanctions imposed by the MIC. For details on these and other Government penalties, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”. Beginning in March 2006 the MIC partially lifted, and, in March 2008 fully lifted, its prohibition on the provision of handset subsidies. We currently provide subsidies of between Won 20,000 to Won 130,000 to subscribers who enter into long-term subscription agreements of one to two years. As a result of the Government’s recent decision to allow handset subsidies, we have faced increased competition from other mobile service providers. The provision of handset subsidies has increased, and may continue to increase, our marketing expenses, which in turn, has had, and may continue to have, a material adverse effect on our results of operations.

In addition, the KCC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the KCC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the KCC could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses.

We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The KCC’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider in a telecommunications market from exercising its market power to prevent the emergence and development of viable competitors. We are currently designated by the KCC as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the KCC to change our existing rates or introduce new rates while our competitors may generally change their rates or introduce new rates at their discretion. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. We could also be required by the KCC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KTF and LGT. The MIC also awarded the IMT-2000 license to provide 3G services to LGT at a fee lower than our license fee and on terms generally more favorable than the terms of our license.

We qualify as a “market-dominating business entity” under the Fair Trade Act. The Fair Trade Commission of Korea, or the FTC, approved our acquisition of Shinsegi on various conditions, one of which was that our and Shinsegi’s combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. While we are no longer subject to any market share limitations, our strategy is to maintain our market share at the current levels. We can give no assurance that the Government will not impose restrictions on our market share in the future or that we will not undertake to voluntarily restrict our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded.

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

We are incorporated in Korea and a significant portion of our operations is based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition, results of operations and cash flows.

Developments that could have an adverse impact on Korea’s economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

Disruptions in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of the common shares and ADSs to decline.

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. The market uncertainty that started from the U.S. residential market further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These developments have resulted in significant contraction, de-leveraging and reduced liquidity in the global credit markets, as well as bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, beginning with the bankruptcy filing of Lehman Brothers in September 2008. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. However, the overall impact of these legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. As liquidity and credit concerns and volatility in the global financial markets increased significantly, the value of the Won relative to the Dollar has depreciated at an accelerated rate. Such depreciation of the value of the Won may adversely affect our business. See “— Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on our results of operations and the market value of the common shares and ADSs”. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. The Korea Stock Price Index declined from 1,852.0 on May 30, 2008 to 1,363.8 on June 24, 2009. In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically have led many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of the common shares and ADSs.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on our results of operations and the market value of the common shares and ADSs.

During the period from January 2, 2008 through June 19, 2009, the value of the Won relative to the U.S. dollar declined by approximately 26%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. For historical exchange rate information, see “Item 3.A. Selected Financial Data — Exchange Rate”.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 23% of our total consolidated long-term debt, including current portion, as of December 31, 2008; and

•	an increase, in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.

Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX KOSPI Market of the Korea Exchange, or the KRX KOSPI Market. These fluctuations also will affect:

•	the amounts a registered holder or beneficial owner of ADSs will receive from the ADR depositary in respect of dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of the common shares; and

•	the secondary market price of the ADSs.

Increased tensions with North Korea could have an adverse effect on us and the market value of the common shares and ADSs.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In June 2008, North Korea demolished the cooling tower at its main reactor complex in Yongbyon. After reaching an agreement with North Korea on a series of measure to verify North Korea’s efforts in dismantling its nuclear program, the United States provisionally rescinded the designation of the North Korea as a State Sponsor of Terrorism, effective from October 11, 2008. However, on April 5, 2009, North Korea launched a long-range rocket over the Pacific Ocean, claiming that the launch intended to put an orbital satellite into space. The United States Northern Command issued a statement that North Korea’s long-range rocket flew over Japan, with its payload landing in the Pacific Ocean. On April 13, 2009, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. In response, North Korea announced on April 14, 2009 that it would permanently pull out of nuclear disarmament talks and restart its nuclear program. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution on June 12, 2009 that condemned North Korea for the nuclear test and tightened sanctions against North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of the common shares and ADSs.

If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

There is currently a 49% limit on the aggregate foreign ownership of our issued shares. Under an amendment to the Telecommunications Business Act, which became effective in May 2004, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of March 31, 2009, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of March 31, 2009, which we believe was 45.95%) would exceed the 49% ceiling on foreign shareholding. As of March 31, 2009, a foreign investment fund and its related parties collectively held a 2.11% stake in SK Holdings. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

If our aggregate foreign shareholding limit is exceeded, the KCC may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Holdings. Furthermore, if SK Holdings is considered a foreign shareholder, it may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the KCC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%. If a corrective order is issued to us by the KCC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the KCC may:

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

If our convertible notes are converted by foreign holders and the conversion would cause a violation of the foreign ownership restrictions of the Telecommunications Business Act, or in certain other circumstances, we may sell common stock in order to settle the converting holders’ conversion rights in cash in lieu of delivering common stock or ADSs to them, and these sales might adversely affect the market price of our common stock or ADSs.

In April 2009, we sold US$332.528 million in 1.75% convertible notes due 2014. As of May 31, 2009, these convertible notes were convertible by the holders into shares of our common stock at the rate of Won 230,010 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock or ADSs upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

Sales of our shares by SK Holdings, POSCO and/or other large shareholders may adversely affect the market value of the common shares and ADSs.

Sales of substantial amounts of shares of our common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of the shares of our common stock or ADSs or our ability to raise capital through an offering of our common stock.

As of December 31, 2008, SK Holdings owned 23.09% and POSCO owned 2.88% of our issued common stock, respectively. Neither of them has agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports and omission of material information in such documents; (ii) insider trading; (iii) market manipulation and (iv) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis under which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

If an investor surrenders his ADSs to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock represented by ADSs, which was 17,942,962 shares as of June 1, 2009, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the Securities Act.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

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

As of December 31, 2008, we had approximately 23.0 million wireless subscribers throughout Korea, of which 21.1 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of December 31, 2008, our share of the Korean wireless market was approximately 50.5%, based on number of subscribers, according to the KCC.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV, or IP TV, services, as well as fixed-line telephone services. As of December 31, 2008, we had approximately 3.5 million broadband Internet access subscribers and 2.1 million fixed-line telephone subscribers.

On June 19, 2009, we had a market capitalization of approximately Won 14.1 trillion (US$11.1 billion, as translated at the noon buying rate of June 19, 2009) or approximately 1.96% of the total market capitalization on the KRX KOSPI Market, making us the 9th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi, which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea and our telephone number is 82-2-6100-2114.

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

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4.B. Business Overview — Competition”. Thus, there are currently three providers of wireless voice telecommunications services in Korea, our company, KT Corporation (into which KTF recently merged) and LGT. According to the KCC, as of December 31, 2008, we had 50.5% market share of the Korean wireless telecommunications market in terms of number of subscribers, while KTF and LGT had market shares of 31.5% and 18.0%, respectively. Furthermore, in June 2009, KTF merged into KT Corporation, which had held a 54.25% interest in KTF before the merger.

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

A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LGT. From July 2004, a two-way MNP was implemented so that KTF subscribers could transfer to us and LGT. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2006, 2007 and 2008, approximately 2.9 million, 3.4 million and 3.0 million, respectively, of our subscribers migrated to our competitors. Approximately 0.8 million, 1.1 million and 0.6 million of LGT’s subscribers in 2006, 2007 and 2008, respectively, and approximately 2.1 million, 2.3 million and 2.5 million in 2006, 2007 and 2008, respectively, of KTF’s subscribers migrated to our service.

In January 2005, the Government granted each of KT Corporation and us a license to offer WiBro service. Both KT Corporation and we are currently expanding the coverage area of WiBro services.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 45.5 lines per 100 population as of December 31, 2008, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 93.8 subscribers per 100 population as of December 31, 2008. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2004	2005	2006	2007	2008
	(In thousands, except for per population amounts)

Population of Korea(1)	48,082	48,294	48,297	48,456	48,607
Wireless Subscribers(2)	36,586	38,342	40,197	43,498	45,607
Wireless Subscribers per 100 Population	76.1	79.4	83.2	89.8	93.8
Telephone Lines in Service(2)	22,871	22,920	23,119	23,130	22,132
Telephone Lines per 100 Population	47.6	47.5	47.9	47.7	45.5

(1)	Source: National Statistical Office of Korea.

(2)	Source: KCC.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 93.8% as of December 31, 2008 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 45.6 million as of December 31, 2008.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals. As of December 31, 2008, approximately 42.7 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2004	2005	2006	2007	2008
	(In thousands)

Number of Wireless Internet Enabled Handsets	35,017	37,202	38,894	41,598	42,740
Total Number of Wireless Subscribers	36,586	38,342	40,197	43,498	45,607
Penetration of Wireless Internet Enabled Handsets	95.7%	97.0%	96.8%	95.6%	93.7%

Source: KCC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to National Internet Development Agency of Korea, or NIDA, the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 35.4 million at the end of 2008, representing a 27.6% compound annual growth rate. From the end of 2004 to the end of 2008, the number of broadband Internet access subscribers increased from approximately 11.9 million to approximately 15.5 million, representing a 6.7% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	As of December 31,
	2004	2005	2006	2007	2008
	(In thousands)

Number of Internet Users(1)	31,580	33,010	34,120	34,820	35,360
Number of Broadband Subscribers(2)	11,921	12,191	14,043	14,709	15,475

(1)	Source: NIDA.

(2)	Source: KCC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless technologies. As of December 31, 2008, we had approximately 23.0 million wireless subscribers and our share of the Korean wireless market was approximately 50.5%, based on the number of subscribers, according to the KCC.

We provide the following core services:

•	Cellular voice services. We provide wireless voice transmission services to our subscribers through our backbone cellular networks and also offer wireless global roaming services through service agreements with various foreign wireless telecommunications service providers. (Accordingly, while “cellular voice services” principally refer to our core wireless voice transmission services, they also comprise our wireless voice and data global roaming services.)

•	Wireless data services. We also provide wireless data transmission services, including wireless Internet access services, which allow subscribers to access a wide range of online digital contents and services, as well as to send and receive text and multimedia messages, using their mobile phones.

•	Broadband Internet and fixed-line telephone services. Through our consolidated subsidiary, SK Broadband, we provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services. Through SK Broadband, we also provide local, domestic long-distance and international long-distance fixed-line telephone services to residential and commercial subscribers. We currently own a 43.4% equity interest in SK Broadband following our acquisition of a 38.7% equity stake in the company in March 2008.

•	Digital convergence and new businesses. We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including satellite digital media broadcasting, or satellite DMB, service, which enables satellite broadcasting to mobile devices and “Telematics” service, which makes use of global positioning system, or GPS, technology.

In addition, we actively participate in various overseas markets, including in the United States, China and Vietnam.

We provide our wireless services through our proprietary backbone networks based on CDMA and WCDMA technology. We also offer wireless data transmission and wireless Internet access services through our WiBro network. For more information on our backbone networks, see “— Digital Cellular Network”.

Our Business Strategy

We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and will be characterized by rapid technological change, reduced regulatory barriers and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining and consolidating our leading position in the Korean market for wireless services, including wireless voice and data transmission services, as well as by leveraging our competitive strengths to exploit new opportunities arising from increasing digital convergence and the globalization of the telecommunications market.

Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to enable us to offer an increased range of services, including in connection with our development of new and advanced wireless technologies. We believe we have the most extensive and advanced wireless telecommunications network in Korea and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network. We are currently further upgrading our WCDMA network to support HSUPA technology and expanding the coverage area of our WiBro service. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, enable us to more quickly introduce the latest wireless telecommunications products and services and allow us to efficiently implement new wireless technologies as market opportunities arise.

•	Offer a broad range of new and innovative wireless data contents and services. We plan to improve the service quality and expand the range of our wireless data contents and services, principally through our integrated wireless and fixed-line Internet portal, NATE, with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or “m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers.

•	Leverage our extensive network infrastructure, technical know-how and leading market position to exploit opportunities that arise from an increasingly convergent era in telecommunications and to pioneer new businesses. We believe that increasing convergence among communications technologies, as well as between the telecommunications sector and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure, know-how and extensive subscriber base provide a competitive advantage. We further believe that digital convergence will support demand for increasingly integrated products and services. In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. We hope to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and wireless services and by creating greater convergence opportunities across our various media platforms. We also plan to continue to improve our existing convergence services, such as Telematics and the satellite DMB service operated by our subsidiary, TU Media Corp., or TU Media.

•	Continue global expansion by seeking opportunities in overseas markets. We continue to seek opportunities to expand into various overseas markets. In light of the highly penetrated Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth. We plan to leverage our homegrown technical expertise and operational know-how to gain entry into foreign markets — particularly those with less mature and/or rapidly growing wireless telecommunications sectors. To this end, we have made selective majority and minority investments in mobile telecommunications companies operating in key foreign markets and formed strategic alliances with many leading international telecommunications service providers. We have also actively participated in regional and international cooperative organizations to reinforce our global competencies and keep pace with advancements in overseas telecommunications markets. In addition, we believe that our continued expansion into international markets will better position us to ensure that our network technologies and wireless applications remain compatible with emerging global standards. We believe this will provide us with a competitive advantage as the wireless telecommunications paradigm moves toward increasingly interconnected regional networks responsive to growing consumer demands for seamless universal access to wireless products and services.

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

We launched WCDMA services, our 3G wireless voice and data transmission services, in 2003. In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. In June 2007, we commenced a further upgrade of our WCDMA network to support HSUPA technology, which is currently in progress. Our WCDMA network enables significantly faster and higher-quality voice and data transmission than our 2G networks and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications. We believe these enhanced transmission capabilities may encourage increased subscriber usage of our services.

We also began to offer wireless broadband Internet access through our WiBro service in May 2006. A data-only transmission technology, WiBro supports wireless data transmission at even higher speeds than possible on our WCDMA network. We believe that our WiBro service will complement our other wireless telecommunications services by allowing us to enhance our data transmission service options in metropolitan areas where there is a high demand for large packet data services, particularly wireless Internet access. We currently offer WiBro service to “hot zone” areas in 42 cities in Korea and plan to expand coverage to hot zone areas in 84 cities by the end of 2009.

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

To complement our basic voice transmission services, in recent years, we have begun to offer increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2008 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service; and services that alert subscribers when a dialed number that was engaged when first dialed, is no longer engaged.

T-Roaming Services.  We also offer cellular global roaming services, branded as our “T-Roaming” service, through service agreements with various foreign wireless telecommunications service providers. Global roaming services allow subscribers traveling abroad to make and receive calls, often using their regular mobile phone numbers. Subscribers using EV-DO- and WCDMA-capable handsets are able to make and receive calls using their regular mobile phone number without changing their handsets. In addition, we provide global roaming service to foreigners traveling to Korea. In such cases, we generally receive a fee from the traveler’s local wireless service provider.

Our global roaming service is offered in three basic technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. We currently offer CDMA voice roaming services in 21 countries, including countries in Asia, North and South America, as well as, Guam, Saipan and New Zealand; GSM voice roaming services in 167 countries, including countries in Europe, North America, Africa, the Middle East and Asia; and WCDMA voice roaming services in 65 countries, including countries in Asia, Europe, the Middle East, Africa and Australia. In addition, we offer global data roaming services in 79 countries, including countries in Asia, Europe, North and South America, the Middle East and Africa. In 2008, approximately 5.4 million subscribers utilized our global roaming services. The global roaming service we provide to foreigners traveling to Korea is generally WCDMA-based.

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

SMS and MMS Services.  We provide wireless data communication services, including our basic short text message service, or SMS, which allows subscribers to send and receive short text messages to and from their mobile phones. SMS, which is also known as our “phone mail” service, continues to be one of our most popular data transmission services. In addition to text-only SMS, we also offer a multimedia message service, or MMS. MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA 1xEV-DO network, the implementation of WCDMA technology has significantly increased the quality, speed and range of our multimedia message services.

Wireless Internet Services.  In addition to our wireless data communications services, we also offer our subscribers wireless access to the Internet, primarily through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our cellular network and the Internet. Through our NATE portal, subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. As of December 31, 2008, approximately 21.1 million, or 91.8%, of our subscribers owned Internet-enabled handsets capable of accessing our wireless Internet services.

•	Wireless Entertainment and Community Services: We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific portal sites that we operate, including:

•	MelOn, a music portal operated by our consolidated subsidiary, Loen Entertainment, Inc., that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones and MP3 players, as well as fixed-line devices, such as personal computers. As of December 31, 2008, we had approximately 11.5 million subscribers to our MelOn service;

•	Gaming Services, we offer subscribers various mobile gaming options through our NATE portal. For example, we offer a variety of multi-player, interactive mobile games, as well as anime-based mobile games. In addition, we also offer 3D mobile games that subscribers can download to mobile phones and other wireless devices equipped with a mobile gaming-specific chip;

•	Cizle, a movie portal, which provides subscribers access to a broad range of movie-related contents. As with our MelOn service, we operate an integrated wireless and fixed-line Cizle website, which subscribers can access using both wireless and fixed-line devices. Subscribers can also purchase movie tickets, learn theater schedules and purchase video-on-demand contents through our Cizle portal; and

•	Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our subsidiary, SK Communications. For a more detailed description of the fixed-line Cyworld portal, see “— Other Products and Services — Other Portal Services — Community Portal Service”.

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

•	Wireless Financial Services: We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial businesses include:

•	Moneta, a financial portal that allows subscribers to use their mobile phones to access an array of financial contents and services relating to securities trading, insurance, real estate and personal asset management;

•	T-cash, a mobile payment technology that allows subscribers to use their mobile phones to pay for public transportation fares in lieu of cash payment or pre-paid transportation cards and to make payments at certain affiliated stores. T-cash requires a WCDMA-capable handset with a built-in universal subscriber identity module, or USIM, card;

•	M-Banking, a banking portal, which provides access to certain electronic banking services operated by participating commercial banks, and, accordingly, enables subscribers to perform certain banking transactions, such as account inquiries, wire transfers and credit card payments, through their mobile phones;

•	11th Street, an online shopping mall that links wired and wireless shopping services; and

•	Gifticon, a service that allows users to pay for and give gifts using their mobile phone. Payments are settled wirelessly and recipients are notified of their gifts by instant messaging or via our NATE data service.

•	Wireless News and Search Services: We offer our subscribers a range of wireless news and search services, including access to domestic and international news content, dictionary resources and real-time weather information. Subscribers can also search for and purchase books, DVDs, CDs and lottery tickets, as well as download discount coupons for use at offline stores.

Broadband Internet and Fixed-line Telephone Services

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services, as well as fixed-line telephone services.

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers and its network currently covers 80% of households in Korea. Its fixed-line telephone services comprise local, domestic long distance, international long distance and voice over Internet Protocol, or VoIP, services. VoIP is an advanced technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. For the year ended December 31, 2008, SK Broadband had revenues of Won 1,861.4 billion and net loss of Won 98.8 billion.

As of December 31, 2008, SK Broadband had approximately 3.5 million broadband Internet access subscribers. Its market share of Korean broadband Internet access subscribers was approximately 23%. Broadband Internet access services (including revenues from video-on-demand services) accounted for 56% of SK Broadband’s revenues for the year ended December 31, 2008.

As of December 31, 2008, SK Broadband had 2.1 million fixed-line telephone subscribers. Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 30% of SK Broadband’s revenues for the year ended December 31, 2008.

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

One of our most recent efforts to pursue new opportunities in the convergence business area is our acquisition of an additional 38.7% stake in SK Broadband for Won 1.1 trillion in March 2008, increasing our total equity interest in SK Broadband to 43.4%. We are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and mobile telecommunications services. We also believe the acquisition creates opportunities to aggregate and broadcast digital content across various media platforms.

Our other convergence services include:

Satellite DMB Business.  In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, we committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite. The acquisition cost of the satellite was approximately Won 205.2 billion, of which our portion was Won 71.2 billion. DMB technology allows broadcasting of multimedia content through transmission by satellite to various mobile devices. For example, DMB technology allows users to view satellite television broadcasts on mobile phones, portable handsets or vehicle-mounted televisions that are enabled to receive DMB transmission. TU Media is currently developing new convergence services that combine wireless telecommunications technologies with traditional broadcasting contents, advertising contents and retail services. We believe that this business will enable us to improve the breadth of wireless multimedia services that we already offer and remain competitive in the face of increasing convergence in the telecommunications and broadcasting industries.

We launched a satellite DMB in March 2004. In October 2004, we granted the right to use the satellite DMB to our then-affiliate, TU Media. TU Media began to provide commercial satellite DMB services in May 2005 and today remains Korea’s sole operator of satellite digital mobile broadcasting services. TU Media currently offers a range of broadcast content including education, games, drama, music, news and culture over more than 35 channels, including TUBOX, a pay-per-view movie channel that broadcasts movies before their DVD release. As of December 31, 2008, TU Media had more than 1.8 million subscribers.

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

United States.  On March 24, 2005, we and EarthLink Inc., a major Internet services provider in the United States, completed the formation of HELIO, LLC, a Delaware limited liability company, to provide wireless voice and data services in the United States. Together with our joint venture partner, EarthLink Inc., we made a combined investment in HELIO of US$440 million in cash and non-cash assets. In 2007 and the first half of 2008, we made additional equity contributions of US$160 million, in aggregate, to HELIO.

In August 2008, together with EarthLink Inc., we sold our equity interest in HELIO to Virgin Mobile USA, Inc., a provider of wireless communications services in the United States that was founded as a joint venture between Sprint Nextel and the Virgin Group, in exchange for limited partnership units of Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company), equivalent to 11 million shares of Virgin Mobile USA, Inc.’s Class A common stock (valued at approximately US$31 million at the time of sale). In connection with the sale of HELIO, we and the Virgin Group each invested US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common stock. The preferred shares carry a four-year maturity and a 6% annual dividend. Subject to the approval by Virgin Mobile USA, Inc.’s shareholders, each share of the preferred stock will be mandatorily convertible into Virgin Mobile USA, Inc.’s Class A common stock, at the earlier of (i) August 22, 2012 and (ii) such time as the market price of the Class A common stock exceeds $8.50 per share. Subject to the approval by Virgin Mobile USA, Inc.’s shareholders, the preferred stock will also be convertible at the option of the holder on or after February 22, 2010, 18 months after the date of issuance. Should Virgin Mobile USA, Inc. fail to obtain its shareholders’ approval of the conversion feature, the preferred stock will be mandatorily redeemed on August 22, 2012 at a cash redemption price equal to the stated value of $1,000 per share. In December 2008, we exchanged all of our limited partnership units of Virgin Mobile USA, L.P. for approximately 11 million shares of Virgin Mobile USA, Inc.’s Class A common stock. We currently hold a 14.05% interest in Virgin Mobile USA, Inc., which would increase to 16.6% if all of Virgin Mobile USA, Inc.’s preferred shares that we own are converted into Class A common stock.

Virgin Mobile USA, Inc. is a mobile virtual network operator, commonly referred to as an MVNO, offering prepaid, or pay-as-you-go, and, following the acquisition of HELIO, postpaid wireless communications services, including voice, data, and entertainment content, without owning a wireless network. It offers its services over the nationwide wireless network owned by Sprint Nextel. As of December 31, 2008, Virgin Mobile USA, Inc. served approximately 5.4 million customers.

Since December 2004, we have been offering our COLORing solution to Verizon Wireless, a major mobile phone service provider in the United States. As an application service provider, we receive an agreed percentage of Verizon’s COLORing service related revenues.

China.  In February 2004, we and China Unicom, the second largest telecom operator and the only CDMA-based telecommunications service provider in China, established a joint venture company called UNISK Information Technology Co., Ltd., with an aggregate initial investment of approximately US$6 million. We own a 49% stake of UNISK and China Unicom holds a 51% stake. UNISK offers wireless Internet service in China under a brand name that means “community of young elites” in Chinese. In addition, on July 5, 2006, we purchased US$1 billion in aggregate principal amount of zero coupon convertible bonds issued by China Unicom, convertible into common shares of China Unicom. In August 2007, we converted such bonds into shares representing a 6.6% equity interest in China Unicom to become China Unicom’s second-largest shareholder. In October 2008, China Unicom merged with China Netcom Group Corporation (Hong Kong) Limited, a leading broadband communications and fixed-line telecommunications operator in China. As a result of the merger, our equity interest in China Unicom, which is the surviving entity after the merger, decreased to 3.8% from 6.6%.

In July 2004, we, through our subsidiary U-Land Company Ltd., acquired ViaTech, an Internet portal service and mobile contents provider in China, to enhance our wireless Internet contents and expand our service area. Through ViaTech, we offer a Chinese-language version of Cyworld to users in China. ViaTech had more than 8 million registered users of Cyworld as of December 31, 2008.

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

In February 2008, we, through our wholly-owned Chinese subsidiary, SK Telecom China Holding Company, invested US$15.6 million to acquire a 65.5% equity interest in Shenzhen E-eye High Tech Co., Ltd., a global positioning system service company in China. We believe the acquisition of Shenzhen E-eye High Tech will allow us to leverage opportunities created by the rapidly growing telematics market in China.

In March 2008, we acquired a 42.2% equity interest in TR Music, a major record label in China, for US$10.7 million. In addition, in May 2008 we invested US$7.8 million to acquire a 30.0% equity interest in Magic Tech Network, a Hong Kong company that develops and publishes online games in China.

Vietnam.  With a wireless telecommunications service penetration rate of 73% as of December 31, 2008, we believe that the Vietnamese mobile communication market offers significant opportunity for future growth. In July 2003, our subsidiary, SKT Vietnam PTE Ltd., entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish a joint venture company, S-Telecom, to provide mobile telecommunications services and commercial CDMA service, the first of its kind in Vietnam, under the brand name “S-Fone”. Pursuant to such contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the expenditures necessary to operate the business, SKT Vietnam and Saigon Post & Telecommunication Services Corporation have agreed to equally contribute the necessary working capital. We held a 73.3% equity interest in SKT Vietnam as of December 31, 2008.

In December 2005, SKT Vietnam began expanding the CDMA network to all of Vietnam in order to meet the needs of a growing subscriber base. By September 2006, network coverage was expanded to cover all 64 provinces, including Ho Chi Min and Hanoi. S-Fone had approximately 6.4 million subscribers as of December 31, 2008 and had a 10.3% market share according to Vietnam’s Ministry of Posts and Telematics, based on the number of wireless subscribers in Vietnam, as of such date.

Mongolia.  In July 1999, we acquired a 27.8% equity interest in Skytel Co., Ltd., Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately US$500,000. As of December 31, 2008, our equity interest in Skytel was 29.3%.

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

Provision of Wireless Internet Platforms and Cellular Network Solutions to Foreign Cellular Network Operators.  We have also sought to expand our global business through sales of our wireless Internet platforms and cellular network solutions, as well as provision of consulting services in the field of mobile communications. For example, in July 2004, we entered into an agreement with TA Orange, a GSM-based mobile communications operator in Thailand, to provide wireless Internet platforms, including our NATE portal platform, for US$6.3 million. We completed this project in June 2005. In addition, we have also been successful in exporting to other Asian countries and the United States, the technological solutions underlying certain value-added and other wireless services, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing multimedia files including graphic, audio and video clips.

Other Products and Services

International Calling Services.  Through our 90.8% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephony service since February 2005. SK Telink also offers VoIP service through the Internet. SK Telink also operates certain value-added domestic telephone services, including a “080” service that allows companies to establish “toll-free” customer service telephone hotlines, for which all call charges would be paid by the company, as well as a “general corporate number” service that automatically routes calls made to a company’s general telephone number to the caller’s nearest local branch.

Other Portal Services.

•	Fixed-line NATE portal service. Our subsidiary, SK Communications, offers a fixed-line portal service under our “NATE” brand name and at the website www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications Co., Ltd., acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine, as well as access to free e-mail accounts. SK Communications also operates NATE-ON, an instant messaging service available to NATE users. NATE-ON allows users to chat online using a variety of wireless, as well as wired, devices, such as mobile phones, personal digital assistants and portable computers.

•	Community Portal Service. “Cyworld”, also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where users can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. We have also sought to expand our global reach by launching Cyworld service in overseas markets, including the United States, Japan, China and Taiwan. While retaining many aspects of the original Korean version that make Cyworld unique among social networking sites, we have redesigned foreign versions of Cyworld to make it more appealing to local audiences. As of December 31, 2008, our Cyworld portal service had over 24 million registered users globally.

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

Revenues, Rates and Facility Deposits

Our wireless revenues are generated principally from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and interconnection revenue. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of or for the Year Ended December 31,
	2006		2007		2008
	(In billions of Won)

Initial Subscription Fees	~~W~~	252.4	~~W~~	387.8	~~W~~	400.2
Monthly Fees		3,629.5		3,949.8		4,348.0
Usage Charges(1)		5,565.9		5,598.4		5,473.0
Interconnection Revenue		1,033.4		1,062.2		1,149.2
Revenue from Sales of Digital Handsets		—		—		—
Other Cellular Revenue(2)		34.4		17.9		19.4
Total	~~W~~	10,515.6	~~W~~	11,016.1	~~W~~	11,389.8
Additional Facility Deposits	~~W~~	9.0	~~W~~	2.4	~~W~~	2.7
Refunded Facility Deposits		11.7		17.1		4.3
Facility Deposits at Period End		21.1		6.4		4.8

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as international charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

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

We offer a variety of differentiated Standard Rate Plans that are designed to meet a wide range of subscriber needs and interests. Popular Standard Rate Plans include our couples discount plan, region discount plan and friends and family discount plan. The basic monthly fee for our Standard Rate Plans ranges from Won 9,900 to Won 75,000.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•	Data Plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer various Data Plans that provide unlimited wireless data services for monthly fees ranging from Won 3,500 to Won 41,500. We also offer a Data Plan that allows subscribers to use up to Won 100,000 of wireless Internet services each month for a fixed monthly fee of Won 10,000.

•	Videoconferencing Plans, for subscribers to our 3G services, which we provide primarily using our WCDMA network. The basic monthly fee for our Videoconferencing Plans ranges between Won 3,500 and Won 9,000.

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

We began to provide Caller ID service to customers free of charge commencing January 1, 2006. In January 2007, we reduced our usage fees for wireless Internet services by 30% and, in October 2007 we reduced usage fees for voice calls between our subscribers by 50%. In addition, in January 2008 we reduced our SMS usage charges from Won 30 per message to Won 20 per message. In March 2008, we reduced usage charges for voice calls between family members by 50%. See “Item 5.A. Operating Results — Overview”.

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

Until February 2007, we generally required new subscribers (other than certain corporate and Government subscribers) to pay a non-interest bearing facility deposit of Won 200,000, which we utilized to offset a defaulting subscriber’s outstanding account balance. In lieu of paying the facility deposit, subscribers who meet the credit qualifications required by the Seoul Guarantee Insurance Company could elect to be covered under insurance provided by the Seoul Guarantee Insurance Company. We paid a Won 10,000 premium to the Seoul Guarantee Insurance Company on behalf of such subscribers. Since March 2007, we generally no longer require new subscribers to pay the facility deposit. We refund the facility deposit to any existing subscriber who had initially made a facility deposit and later requests such facility deposit to be refunded. As a result of the facility insurance program and the termination of the facility deposit requirement, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 21.1 billion as of December 31, 2006 to Won 4.8 billion as of December 31, 2008. We do not expect to have to refund a significant amount of facility deposits in the future, because we believe that most of our subscribers who wish to have the facility deposit refunded have already done so.

Because we have been designated by the KCC as a “market dominant service provider”, any modification to our fees, charges or the terms and condition of our service, including promotional rates and facility deposits, requires prior approval by the KCC.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 23.5 million subscribers as of April 30, 2009, representing a market share of 50.5%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our digital networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, Caller ID, three-way calling and wireless Internet services provided by NATE; and

•	our acquisition of Shinsegi in January 2002.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2006	2007	2008

Subscribers	20,271,133	21,968,169	23,032,045
Subscribers Growth Rate	3.8%	8.4%	4.8%
Activations	5,573,799	8,344,784	8,493,340
Deactivations	4,832,783	6,647,748	7,429,464
Average Monthly Churn Rate(1)	2.0%	2.6%	2.7%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV-DO-capable handsets by terminating their service and opening a new subscriber account.

We had 23.0 million wireless subscribers as of December 31, 2008. For the year ended December 31, 2008, we had 8.5 million activations and 7.4 million deactivations, representing an average monthly churn rate of 2.7% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

Market Share Limitations

As a condition to our merger with Shinsegi consummated in January 2002, we were required to comply with certain market share limitations imposed by the FTC. While we are no longer subject to any market share limitations, our strategy is to maintain our market share at current levels. We can give no assurance that the Government will not impose restrictions on our market share in the future. If we are subject to market share limitations in the future, our ability to compete effectively will be impeded, and our subscriber growth rate may decline.

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

In 2006, 2007 and 2008, respectively, approximately 2.9 million, 3.4 million and 3.0 million subscribers switched their wireless telecommunications service provider from us to KTF or LGT and approximately 2.8 million, 3.4 million and 3.1 million subscribers switched from KTF or LGT to us.

In 2006, 2007 and 2008, respectively, we gained approximately 0.7 million, 1.6 million and 1.0 million new subscribers, which represented approximately 39.9%, 51.1% and 50.4% of the aggregate number of new wireless subscribers gained by us, KTF and LGT in each year.

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

For 2008, our churn rate ranged from 2.0% to 3.6%, with an average churn rate of 2.7% for 2008, compared to an average churn rate of 2.6% for 2007. We cannot assure you that our churn rates will not increase in the future. See “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations and financial condition”. In addition, for details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC and KCC Proceedings”.

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through 27 sales centers, 37 branch offices and a network of 1,115 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 10,000 independent retailers (principally handset dealers) assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 2.0 billion with a repayment period of up to three years. As of December 31, 2008, we had an aggregate of Won 154.8 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary to diversify our sales activities. The new subsidiary, PS & Marketing Co., Ltd., was established with an investment of Won 150 billion and began operating 13 stores in May 2009. We expect PS & Marketing Co., Ltd. to expand its sales network focusing on areas that are not covered by our existing sales network.

Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses and, with continuing competition, we expect that such expenses will remain high. In 2006, 2007 and 2008, advertising expenditures amounted to 2.8%, 2.6% and 2.6% of our revenues, respectively.

Marketing Strategies and Marketing Information Management

Next Generation Marketing Project.  In December 2003, we launched our “Next Generation Marketing” project to develop more effective marketing strategies and to implement related improvements to our information technology systems and infrastructure. In connection with this project, we have, from time to time, engaged third-party service providers to receive information technology consulting, design and other related services. In particular, in June 2005, we entered into an agreement with SK C&C Co., Ltd., or SK C&C, to receive such marketing-related information technology consulting and design services. The Next Generation Marketing project was completed in October 2006. Information technology improvements we have implemented in connection with this project include the introduction of more advanced and integrated accounts receivable, accounts payable and customer relationship management systems, as well as more effective information security controls. We believe these upgrades have enhanced our ability to process and utilize marketing- and subscriber-related data, which, in turn, has helped us to develop more effective and targeted marketing strategies, as well as improved the overall accuracy and management of certain financial data.

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

“T”-brand Marketing Strategy.  To increase brand awareness and promote our corporate image, in August 2006, we launched our “T”-brand marketing campaign. Our “T” brand signifies the centrality of “Telecommunications” and “Technology” to our business and also seeks to emphasize our commitment to providing “Top” quality, “Trustworthy” products and services to our customers. We have begun to market all new products and services under the “T” brand, while brands existing prior to August 2006 will be re-branded and gradually integrated under the “T” brand umbrella.

Interconnection

Our networks interconnect with the public switched telephone networks operated by KT Corporation and SK Broadband and, through their networks, with the international gateways of KT Corporation, LG DACOM Corporation and Onse Telecom Corporation, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KCC.

For 2006, our total interconnection revenues were Won 1,033.4 billion and our total interconnection expenses were Won 1,014.9 billion. For 2007, our total interconnection revenues were Won 1,062.2 billion and our total interconnection expenses were Won 1,078.7 billion. For 2008, our total interconnection revenues were Won 1,149.2 billion and our total interconnection expenses were Won 1,327.4 billion. See note 30 of the notes to our consolidated financial statements.

Domestic Calls

Guidelines issued by the MIC require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. The interconnecting parties are required to calculate the relevant imputed costs on an annual basis. In the event of a dispute regarding the imputed costs, the KCC is empowered to act as arbitrator.

Wireless-to-Fixed-line.  According to our interconnection arrangement with KT Corporation, for a call from our wireless network to KT Corporation’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT Corporation the interconnection charges based on KT Corporation’s imputed costs.

Fixed-line-to-Wireless.  The KCC determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT Corporation accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

In July 2004, the MIC introduced a new method of calculating interconnection rates for calls from fixed-line networks to wireless networks, based on the long-run incremental cost of each wireless service provider, taking into consideration technology development and future expected costs. The long-run incremental cost method has been adopted by other countries such as the United States, the United Kingdom and Japan. The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. The KCC announced the interconnection rates for 2008 and 2009 in December 2008, which were applied retroactively from January 1, 2008.

	Rate per Minute
Applicable Year	SK Telecom		KTF		LGT

2005	~~W~~	31.19	~~W~~	46.70	~~W~~	54.98
2006		33.13		40.06		47.01
2007		32.78		39.60		45.13
2008		33.41		38.71		39.09
2009		32.93		37.96		38.53

Wireless-to-Wireless.  The MIC implemented interconnection charges for calls between wireless telephone networks in Korea starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from our imputed cost, which was Won 33.13 per minute, Won 32.78 per minute and Won 33.41 per minute for 2006, 2007 and 2008, respectively. Our revenues from the wireless-to-wireless charge were Won 606.8 billion in 2006, Won 651.5 billion in 2007 and Won 745.3 billion in 2008. Our expenses from these charges were Won 737.5 billion in 2006, Won 784.7 billion in 2007 and Won 821.3 billion in 2008. The charges above were agreed among the parties involved and confirmed by the KCC.

The increase in our interconnection rate for 2008, together with an increase in incoming call volume in 2008, contributed to an overall increase of Won 87.0 billion in interconnection revenues. Our interconnection expenses, also increased in 2008 by Won 248.7 billion, primarily due to higher subscriber numbers resulting in higher call volume. The Won 248.7 billion increase in interconnection expenses includes the increase in the mobile-to-mobile interconnection expenses that were paid to other wireless service providers.

International Calls

With respect to international calls, if a call is initiated by a wireless subscriber, we bill the wireless subscriber for the international charges of KT Corporation, DACOM or SK Broadband, and we receive interconnection charges from such operators. If an international call is received by our subscriber, KT Corporation, DACOM or SK Broadband pays interconnection charges to us based on our imputed costs.

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

Digital Cellular Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, which currently reaches approximately 99% of the population, a CDMA 1xRTT/CDMA 1xEV-DO network, which currently reaches approximately 90% of the population, an

HSDPA-capable WCDMA network, which currently reaches approximately 99% of the population and a WiBro network, which currently services “hot zone” districts in 42 cities in Korea.

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

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. Our WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. In June 2007, we began HSUPA upgrades to our WCDMA network, which is currently in progress. HSUPA technology represents yet the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. Our implementation of HSDPA and HSUPA technology will allow us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. We also plan to continue enhancing our 3G service quality in 2009, including through the installation of additional small cell sites or cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources”, and for more information about risks relating to our WCDMA-based network, see “Item 3.D. Risk Factors — Implementation of 3G and WiBro technologies has required, and may continue to require, significant capital and other expenditures, which we may not recoup”.

WiBro

We have also received a license from the MIC to provide wireless broadband, or WiBro services, which we believe will complement our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted initial pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service “hot zone” areas in 42 cities. “Hot zone” areas are districts and neighborhoods that are characterized by high levels of wireless data traffic, primarily financial districts and university environs. We plan to further expand service to hot zone areas in 84 cities by the end of 2009. Beyond 2009, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services.

Network infrastructure

The principal components of our wireless networks are:

•	Cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	Switching stations, which switch voice and data transmissions to their proper destinations, which may be, for instance, a mobile phone of one of our subscribers (for which transmissions would originate and terminate on our wireless networks), a mobile phone of a KT Corporation or LGT subscriber (for which transmissions would be routed to KT Corporation’s or LGT’s wireless networks, as applicable), a fixed-line telephone number (for which calls would be routed to the public switched telephone network of a fixed-line network operator), an international number (for which calls would be routed to the network of a long distance service provider) or an Internet site (for which transmissions may be routed through our NATE portal); and

•	Transmission lines, which link cell sites to switching stations and switching stations with other switching stations.

As of December 31, 2008, our CDMA, CDMA 1RTT, CDMA 1xEV-DO, WCDMA and WiBro networks had an aggregate of 17,213 cell sites.

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

Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we lease lines from SK Networks, KT Corporation and, to a lesser extent, SK Broadband and LG Powercomm Co., Ltd. Under applicable Korean law, those Korean fixed-line operators that satisfy applicable conditions regarding market share and sales volume set forth in the Telecommunications Business Act may not decline to provide leased line services to us without reasonable cause. In May 2009, we entered into an agreement with SK Networks to purchase its leased line business for Won 892.85 billion. The purchase remains subject to regulatory approvals and approval by shareholders of SK Networks. In addition, we will also assume Won 627.8 billion of debt as part of the transaction.

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

We currently hold a 37.1% equity interest in iHQ Inc., an entertainment management firm that produces films, manages entertainers and operates online game services. We also hold a 63.5% stake in Loen Entertainment Inc. (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. We currently hold a 63.7% equity interest in Ntreev Soft Co., Ltd., an online game developer, particularly known for its multi-player sports games and anime-based games. Through our investments in companies such as iHQ, Loen Entertainment and Ntreev Soft, we are able to offer customers of our MelOn, Cizle and Gaming portal services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In 2005, we and certain other Korean investment companies invested an aggregate Won 40.0 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2008, our contribution to the funds amounted to Won 39.6 billion. In 2005 and in 2008, we and certain co-investors invested an aggregate Won 74.7 billion to establish five movie-production funds to strengthen our ability to obtain movie content. We had invested Won 36.6 billion in the funds as of December 31, 2008. Furthermore, in 2008, we and certain co-investors invested an aggregate Won 105.4 billion to establish six additional funds to invest in the production of various cultural contents, including movies and television dramas. As of December 31, 2008, our contribution to these funds amounted to Won 60.4 billion. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

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

Other Investments

Our other investments include:

•	POSCO. We currently own a 2.8% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2008 of Won 943 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•	SK C&C. We currently own a 30.0% equity interest in SK C&C, with a book value as of December 31, 2008 of Won 677 billion. SK C&C is an information technologies services provider. We are party to several service contracts with SK C&C related to development and maintenance of our information technologies systems. See “Item 7.B. Related Party Transactions”. We intend to dispose of our entire equity interest in

SK C&C in the initial public offering of SK C&C’s common shares on the Korea Exchange, which is currently on hold. We can provide no assurance that the initial public offering will be consummated on a timely basis or at all.

•	SKY Property Management. We currently own a 60.0% equity interest in SKY Property Management Ltd., with a book value as of December 31, 2008 of Won 287 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

•	SK Marketing & Company. We currently own a 50.0% equity interest in SK Marketing & Company Co., Ltd., with a book value as of December 31, 2008 of Won 97 billion. SK Marketing & Company Co., Ltd. provides marketing-related services to corporate and individual clients.

•	LG Powercomm. We currently own a 4.6% interest in LG Powercomm Co., Ltd. (formerly Powercomm Corporation), with a book value as of December 31, 2008 of Won 39 billion. LG Powercomm Co., Ltd. is an operator of fixed-line networks that provides wholesale fixed-line network services, such as leased lines, to telecommunications, Internet and cable television service providers in Korea.

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

Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KTF in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. In June 2009, KTF merged into KT Corporation, which had held a 54.25% interest in KTF before the merger.

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA 1xEV-DO, WCDMA, CDMA2000 and WiBro.

As of December 31, 2008, according to the KCC, KTF and LGT had 14.4 million and 8.2 million subscribers, respectively, representing approximately 31.5% and 18.0%, respectively, of the total number of wireless subscribers in Korea on such date. As of December 31, 2008, we had 23.0 million subscribers, representing a market share of approximately 50.5%.

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

Pursuant to an amendment to the Government Organization Act, effective as of February 29, 2008, the Ministry of Information and Communication, or MIC, has become the Ministry of Knowledge Economy, and functions formerly performed by the MIC are now performed separately by the Ministry of Knowledge Economy, the Ministry of Culture, Sports and Tourism, the Ministry of Public Administration and Security, and, particularly, the KCC. In this report, we refer to the MIC as the relevant governmental authority in connection with any approval granted or action taken by the MIC prior to such amendment and to such other relevant governmental authority in connection with any approval granted or action taken by such other relevant governmental authority subsequent to such amendment.

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the KCC for each of the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using WCDMA and WiBro technology. Our cellular license did not provide for a fixed term but, upon the amendment of the Radio Wave Act of Korea in 2005, our cellular license is valid for five years starting from 2006, our IMT-2000 license is valid for 15 years starting from 1999 and our WiBro license is valid for seven years starting from 2005.

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

In September 2007, the enforcement regulations under the Telecommunications Business Act were amended to permit licensed telecommunications service providers to provide local, long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

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

Competition Regulation

The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, and requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers.

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

Because we belong to the SK Group, which is a large business group as designated by the FTC, we are subject to the following restrictions under the Fair Trade Act:

•	Restriction on debt guarantee among affiliates. Any affiliate within the SK Group may not guarantee the debts of another domestic affiliate, except for certain guarantees prescribed in the Fair Trade Act, such as those relating to the debts of a company acquired for purposes of industrial rationalization, bid deposits for overseas construction work or technology development funds.

•	Restriction on cross-investment. A member company of the SK Group may not acquire or hold shares in an affiliate belonging to the SK Group that owns shares in the member company.

•	Public notice of board resolution on large-scale transactions with specially related persons. If a member of the SK Group engages in a transaction with a specially related person in the amount of 10% or more of the member’s capital or for Won 10 billion or more, the transaction must be approved by a resolution of the member’s board of directors and the member must publicly disclose the transaction.

•	Restrictions on equity investments in other domestic companies. Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC is generally required to limit its total investments in other domestic companies to 40% of its non-consolidated net assets. Depending on the time frame in which such a company acquired shares in excess of the 40% ceiling, the FTC may issue corrective orders requiring, for example, the disposition of the shares held in excess of the 40% ceiling or imposing limitations on the voting rights for such shares and/or monetary sanctions. We were subject to such restrictions on equity investments in other domestic companies until July 3, 2007, when the company formerly known as SK Corporation underwent a corporate rehabilitation, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. and the surviving company, renamed SK Holdings Co., Ltd., became a holding company under the Fair Trade Act. As a holding company under the Fair Trade Act, SK Holdings and its subsidiaries (including us), as well as any subsidiaries of SK Holdings’ subsidiaries (“sub-subsidiaries”), are exempted from the Fair Trade Act’s restrictions on equity investments in other domestic companies. However, SK Group member companies that are not subsidiaries (or sub-subsidiaries) of SK Holdings remain subject to such restrictions on equity investments in other domestic companies. In March 2009, an amendment to the Fair Trade Act abolished such restrictions on total investments in other domestic companies.

•	Restrictions on investments by subsidiaries and sub-subsidiaries of holding companies. The Fair Trade Act prohibits subsidiaries of holding companies from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless such domestic affiliates are their own subsidiaries. Furthermore, sub-subsidiaries of holding companies are prohibited from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless all shares issued by the affiliates are held by the sub-subsidiary. Therefore, we and other subsidiaries of

SK Holdings may not invest in any domestic affiliate that is also a member company of the SK Group, except in the case where we invest in our own subsidiary or where another subsidiary of SK Holdings invests in its own subsidiary.

•	Public notice of the current status of a business group. Pursuant to a recent amendment to the Enforcement Decree of the Fair Trade Act which became effective in June 2009, a member company of the SK Group must publicly disclose the general status of the SK Group, including the name, business scope and financial status of affiliates, information on the officers of affiliates, information on shareholding and cross-investments between member companies in the SK Group and information on transactions with certain related persons on a quarterly basis.

Number Portability.  Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix). Our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Corporation and LGT. In accordance with the plan published by the MIC, the number portability system was adopted by us starting from January 1, 2004. KTF and LGT introduced number portability beginning on July 1, 2004 and January 1, 2005, respectively. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “— Subscribers”.

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

For risks relating to number portability, see “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows”.

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

Accordingly, until March 2008 we were permitted to provide handset subsidies only to our subscribers who had been using our services uninterruptedly for at least 18 months, or to our subscribers who were subscribing to our HSDPA or WiBro services. The Telecommunications Business Act required any telecommunications service provider seeking to provide handset subsidies to report to the KCC the qualifying criteria and range of subsidy payments no later than 30 days prior to the effective date of the applicable subsidy payment. Following the full- lifting of the prohibition on handset subsidies in March 2008, telecommunications service providers are no longer subject to the restrictions described above.

Rate Regulation.  Most network service providers must report to the KCC the rates and contractual terms for each type of service they provide, but generally they may set rates at their discretion. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of our rates and terms of service from the KCC. In each of the years in which this requirement has been applicable, the MIC has designated us for wireless telecommunications service and KT Corporation for local telephone and Internet services, as dominant network service providers subject to this approval requirement. As a condition to its approval of our merger with SK IMT, the MIC required that we submit the rates for our third generation mobile services using WCDMA technology to the MIC for approval prior to the launch of such services. The KCC’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). It may order changes if it deems the rates to be significantly unreasonable or against public policy. In May 2007, the MIC determined to terminate the monitoring of whether we met the condition for the MIC’s approval of our merger with SK IMT.

Furthermore, in 2007, the MIC announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service and fixed-line telephone service, at a discounted rate; provided, however, that we and KT Corporation, which are designated as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. The introduction of bundled services may increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations.

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

Frequency Allocation.  The KCC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the KCC is required to give a public notice. The KCC also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for an indefinite term. We pay fees to the KCC for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2006, 2007 and 2008, the fee amounted to Won 159.0 billion, Won 166.4 billion and Won 163.9 billion, respectively.

In addition, we paid Won 650 billion of the Won 1.3 trillion cost of the IMT-2000 license in March 2001 and are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(l) and note 8 of the notes to our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.

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

In May 2002, the MIC announced significant changes to the Government contribution system. Starting from 2002, the contributions became mandatory, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company. Our contribution to this fund in 2006, 2007 and 2008 was Won 66.7 billion, Won 73.7 billion and Won 71.9 billion, respectively, based on the new MIC requirement of 0.75% of MIC-calculated revenues.

Universal Service Obligation.  All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the KCC (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens, or contribute toward the supply of such universal services. The KCC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription fee and a discount of between 35% to 50% of our monthly fee for cellular services to the handicapped and the low-income citizens.

In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to KCC guidelines which differ from our accounting practices). In 2006, our contribution amount was Won 27.3 billion for our fiscal year 2005. In 2007, our contribution amount was Won 23.9 billion for our fiscal year 2006. In 2008, our contribution amount was Won 32.8 billion for our fiscal year 2007. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) and owns 15% or more of the outstanding voting stock are deemed foreigners. If this 49% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation and the KCC may require other corrective action.

As of March 31, 2009, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22% of our issued shares. As of March 31, 2009, a foreign investment fund and its related parties collectively held a 2.11% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of March 31, 2009 (which we believe was 45.95%), would reach 69.17%, exceeding the 49% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the KCC may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15% or more of SK Holdings. Furthermore, SK Holdings may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the KCC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%. If a corrective order is issued to us by the KCC arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the KCC may:

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years.

Additionally, the Telecommunications Business Act also authorizes the KCC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control”.

We are required under the Foreign Exchange Transaction Act to file a report with a designated foreign exchange bank or with the Ministry of Strategy and Finance, or the MOSF, in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million in the aggregate within one year from the filing of a report with a designated foreign exchange bank require the filing of a report with the MOSF.

The Telecommunications Business Act provides for the creation of a Public Interest Review Committee under the KCC to review investments in or changes in the control of network services providers. The following events would be subject to review by the Public Interest Review Committee:

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

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the KCC may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, if a dominant network services provider (which would currently include us and KT Corporation), together with its specially related persons (as defined under the Financial Investment Services and Capital Markets Act) holds more than 5% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5% limit may not be exercised.

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development”, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. We also acquired a number of patents related to WCDMA technology.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2008, SK Group members owned in aggregate 23.09% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-1994, our largest shareholder was KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator that recently merged with KTF, one of our principal wireless competitors.

Significant Subsidiaries

For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

Item 4.C.	Organizational Structure

These matters are discussed under Item 4B. where relevant.

Item 4.D.	Property, Plants And Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2008:

		Approximate Area in
Location	Primary Use	Square Feet

Seoul Metropolitan Area	Corporate Headquarters	988,455
	Regional Headquarters	1,095,992
	Customer Service Centers	384,223
	Training Centers	397,574
	Central Research and Development Center	482,725
	Others	639,791
Busan	Regional Headquarters	363,272
	Others	237,057
Daegu	Regional Headquarters	153,578
	Others	317,440
Cholla and Jeju Provinces	Regional Headquarters	265,595
	Others	359,784
Choongchung Province	Regional Headquarters	459,240
	Others	480,555

In December 2004, we constructed a building with an area of approximately 82,624 square feet, of which we have full ownership, for use as our corporate headquarters. We relocated our corporate offices into the new building in January 2005. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

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

We do not have any unresolved comments from the U.S. Securities and Exchange Commission, or the SEC, staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 33 and 34 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2006, 2007 and 2008. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results

Overview

We earn revenue principally from initial subscription fees and monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by subscribers to our wireless services and interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers. Our revenue amount depends principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Market Share Limitations.  We have historically been, and continue to be, the market leader in the wireless telecommunications sector in terms of number of subscribers. Our wireless subscriber base has steadily increased over the years from approximately 10.1 million subscribers at the end of 1999 to approximately 23.0 million subscribers at the end of 2008. As a result of our dominant market share, we have been designated by the Government as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulation to which certain of our competitors are not subject. For a more detailed discussion of Government mandated and voluntary measures we have undertaken to limit our market share, see “Item 4.B. Business Overview — Subscribers — Market Share Limitations” and “Item 4.D. Risk Factors — We are subject to additional regulation as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively”. While we are no longer subject to any market share limitations, our strategy is to maintain our market share at current levels.

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

We believe that the adoption of the common prefix identification system has had, and may continue to have, a greater negative effect on us than on our competitors because, historically, “011” has had a very high brand recognition in Korea as the premium wireless telecommunications service. Adoption of the number portability system has resulted in, and may continue to result in, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. For a more detailed discussion of the common prefix identification number plan, see “Item 4.B. Business Overview — Subscribers — Number Portability” and “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows”.

Handset Subsidies.  In March 2006, the MIC partially lifted, and in March 2008 fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000, and began to allow mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. As a result of the MIC’s decision to allow handset subsidies, we have faced increased competition from other mobile service providers. In addition, in order to compete more effectively, we have begun providing such handset subsidies, which has increased, and may continue to increase, our marketing expenses. Since April 2008, we have also begun offering installment payment plans for new handset purchases by our new or existing subscribers, which has increased, and may continue to increase, our capital requirements. For a more detailed discussion of the change in handset subsidy regulation, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Prohibitions on Handset Subsidies”.

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

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.  The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,
	2006		2007		2008

Outgoing voice minutes (in thousands)(1)		47,980,107		51,295,166		54,080,231
Average monthly outgoing voice minutes per subscriber(2)		201		201		200
Average monthly revenue per subscriber, excluding interconnection revenue(3)	~~W~~	40,220	~~W~~	40,154	~~W~~	38,526
Average monthly revenue per subscriber, including interconnection revenue(4)	~~W~~	44,599	~~W~~	44,416	~~W~~	43,016

(1)	Does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The average monthly revenue per subscriber, excluding interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

(4)	The average monthly revenue per subscriber, including interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice and wireless data transmissions, charges for purchases of digital contents, value-added service fees, other miscellaneous revenues and interconnection revenue for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing minutes of voice traffic per subscriber remained constant in 2007 and decreased by 0.5% in 2008. We believe that this trend principally reflects the existing high penetration rate of wireless services in Korea and the general maturation of the Korean wireless market.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 4.1% to Won 38,526 in 2008 from Won 40,154 in 2007 and decreased by 0.2% to Won 40,154 in 2007 from Won 40,220 in 2006. The decrease in average monthly revenue per subscriber in 2008 was due to decreases in average monthly revenue per subscriber from usage charges for wireless data services, usage charges for outgoing voice calls and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from monthly plan-based fees and value-added and other service fees, as further described in “— Operating Results” below.

Acquisition of SK Broadband.  In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. Following the acquisition, SK Broadband became our consolidated subsidiary under Korean GAAP and our results of operations in 2008 include those of SK Broadband. For the year ended December 31, 2008, SK Broadband and its subsidiaries had revenues of Won 1,886.3 billion and net loss of Won 178.3 billion. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services, as well as fixed-line telephone services. Our results of operations may be adversely affected if we fail to integrate SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services or fail to retain SK Broadband’s existing customers. While we are hoping to benefit from a range of synergies from this acquisition, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to realize those expected benefits in the near term, or at all. For a more detailed discussion of our acquisition of SK Broadband, see “Item 4.B. Business Overview — Our Services — Broadband Internet and Fixed-line Telephone Services” and “Item 3.D. Risk Factors — Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience”.

Operating Expenses and Operating Margins.  Our operating expenses consist principally of commissions paid to authorized dealers and our subscribers (including, beginning in March 2006, handset subsidies), depreciation and amortization, network interconnection, labor costs, leased line expenses, advertising expenses and rent expenses. Operating income represented 23.8% of our operating revenue in 2006, 17.7% in 2007 and 12.5% in 2008. We cannot assure you that our operating margin will not decrease in future periods.

Reclassification of Prior Year Financial Statements

Through December 31, 2007, the Korean Accounting Standards Board issued Statements of Korea Accounting Standards (“SKAS”) No. 1 through No. 25. As of January 1, 2007, we adopted SKAS No. 11, SKAS No. 21 through SKAS No. 23 and SKAS No. 25. Pursuant to adoption of SKAS No. 21, certain amounts that had been classified as capital adjustments through 2006 are now classified as accumulated other comprehensive income (loss). In addition, certain amounts that had been classified as investment assets through 2006 are now classified as other non-current assets. The consolidated balance sheet as of December 31, 2006 appearing in our consolidated financial statements included elsewhere in this report has been reclassified in accordance with SKAS No. 21. Pursuant to adoption of SKAS No. 25, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. The consolidated statement of income for the year ended December 31, 2006 appearing in our consolidated financial statements included elsewhere in this report has been reclassified in accordance with SKAS No. 25.

As a result of our sale of HELIO to Virgin Mobile USA, Inc. in August 2008, HELIO’s results of operations have been classified as discontinued operations under Korean GAAP. The consolidated statement of income and the consolidated statement of cash flows for the year ended December 31, 2007 appearing in our consolidated financial statements included elsewhere in this report have been reclassified to present HELIO’s results of operations and cash flow activities as separate single-line items.

Operating Results

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2006			2007			2008
	(In billions of Won, except percentage data)

Operating Revenue	~~W~~	11,028.0	100.0%	~~W~~	11,863.4	100.0%	~~W~~	14,021.0	100.0%
Operating Expenses		8,406.9	76.2		9,761.4	82.3		12,268.5	87.5

Operating Income		2,621.1	23.8		2,102.0	17.7		1,752.5	12.5
Other Income		284.9	2.6		861.9	7.3		1,057.0	7.5
Other Expenses		884.4	8.0		678.1	5.7		1,550.8	11.1
Income Before Income Taxes and Minority Interest		2,021.6	18.3		2,285.8	19.3		1,258.7	9.0
Income Taxes		572.0	5.2		694.5	5.9		298.9	2.1
Preacquisition Net Loss of Subsidiaries		—	—		21.1	0.2		32.7	0.2
Loss from Discontinued Operation(1)		—	—		(50.1)	(0.4)		(20.2)	(0.1)
Net Income Attributable to:
Majority Interest		1,451.5	13.2		1,648.9	13.9		1,215.7	8.7
Minority Interests		(1.9)	(0.0)		(86.6)	(0.7)		(243.4)	(1.7)
Net Income	~~W~~	1,449.6	13.1%	~~W~~	1,562.3	13.2%	~~W~~	972.3	6.9%
Depreciation and Amortization(2)	~~W~~	1,553.6	14.1%	~~W~~	1,822.0	15.4%	~~W~~	2,599.8	18.5%

(1)	Relates to results of operations of HELIO, which have been classified as discontinued operations after our sale of HELIO to Virgin Mobile USA, Inc. in August 2008.

(2)	Excludes the depreciation and amortization allocated to internal research and development costs and manufacturing costs of Won 144.8 billion, Won 149.3 billion and Won 159.5 billion for the years ended December 31, 2006, 2007 and 2008, respectively.

The following table sets forth additional revenue information about our operations during the periods indicated:

	Year Ended December 31,
	2006			2007			2008
			Percentage			Percentage			Percentage
			of Total			of Total			of Total
	Revenue		Revenue	Revenue		Revenue	Revenue		Revenue
	(In billions of Won, except percentages)

Cellular Revenue:
Wireless Services(1)	~~W~~	9,482.2	86.0%	~~W~~	9,953.9	83.9%	~~W~~	10,240.6	73.0%
Interconnection		1,033.4	9.4		1,062.2	9.0		1,149.2	8.2
Total Cellular Revenue		10,515.6	95.4		11,016.1	92.9		11,389.8	81.2
Broadband Internet and Fixed-line Telephone Service		—	—		—	—		1,821.8	13.0
Other Revenue:
International Calling Service(2)		176.4	1.6		211.8	1.8		243.1	1.7
Portal Service(3)		165.6	1.5		178.7	1.5		216.4	1.5
Miscellaneous(4)		170.4	1.5		456.8	3.9		349.9	2.5
Total Other Revenue		512.4	4.6		847.3	7.1		809.4	5.8
Total Operating Revenue	~~W~~	11,028.0	100.0%	~~W~~	11,863.4	100.0%	~~W~~	14,021.0	100.0%
Total Operating Revenue Growth		2.9%			7.6%			18.2%

(1)	Wireless services revenue includes initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and other miscellaneous cellular revenues, including international interconnection charges, interest on overdue subscriber accounts (net of telephone tax) and revenue from the sale and licensing of Internet platform solutions.

(2)	Provided by SK Telink Co. See “Business — Our Services — Other Products and Services — International Calling Services”.

(3)	Portal service revenue attributable to our subsidiaries (including SK Communications, Paxnet Co., Ltd., which operates a financial portal site, and U-Land Company Limited, the Hong Kong-incorporated holding company through which we hold our interest in ViaTech).

(4)	Miscellaneous revenue attributable to our subsidiaries (including Commerce Planet Co., Ltd., which operates neotam.com, an online outlet shopping mall, Morning365.com, an online bookstore, and cherrya.com, an online cosmetics store; and TU Media).

2008 Compared to 2007

Operating Revenue.  Our operating revenue increased by 18.2% to Won 14,021.0 billion in 2008 from Won 11,863.4 billion in 2007, principally due to the inclusion of Won 1,886.3 billion of revenue in 2008 of SK Broadband and its subsidiaries, which became our consolidated subsidiaries in April 2008, and, to a lesser extent, due to a 3.4% increase in our cellular revenue to Won 11,389.8 billion in 2008 from Won 11,016.1 billion in 2007.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as well as an increase in our interconnection revenue. Wireless services revenue increased 2.9% to Won 10,240.6 billion in 2008 from Won 9,953.9 billion in 2007, primarily as a result of a 6.8% increase in our average subscriber base in 2008 over 2007, as well as increased subscriptions to service plans with higher monthly charges, partially offset by a decrease in revenue from wireless data services primarily as a result of the reduction of the SMS charge rate implemented in January 2008.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 4.1% to Won 38,526 in 2008 from Won 40,154 in 2007, which reflects the net effect of several factors, including decreases in average monthly revenue per subscriber from usage charges for wireless data services, usage charges for outgoing voice calls and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from monthly plan-based fees and value-added and other service fees. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, decreased in 2008, attributable mainly to the reduction of the SMS charge rate implemented in January 2008. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2008, primarily due to discounts we offered for voice calls between subscribers. Our average monthly minutes per user declined slightly to 200 minutes in 2008 from 201 minutes in 2007. Our average monthly revenue per subscriber from monthly plan-based fees increased in 2008, primarily as a result of increased subscriptions to service plans with higher monthly charges. Our average monthly revenue per subscriber from value-added and other service fees increased in 2008, primarily due to an increase in revenues from global roaming services.

Interconnection revenue increased by 8.2% to Won 1,149.2 billion in 2008 from Won 1,062.2 billion in 2007. The increase was due to increases in our interconnection rates in 2008, as well as an increase in incoming call volume in 2008. See “Item 4.B. Business Overview — Interconnection”. Our average monthly revenue per subscriber, including interconnection revenue, decreased by 3.2% to Won 43,016 in 2008 from Won 44,416 in 2007.

Portal service revenues increased by 21.1% to Won 216.4 billion in 2008 from Won 178.7 billion in 2007, primarily due to increased use by our subscribers of our wireless Internet contents services, such as NATE and Cyworld services.

International call service revenues increased by 14.8% to Won 243.1 billion in 2008 from Won 211.8 billion in 2007 as a result of general increases in outbound and inbound international call traffic volume.

Miscellaneous revenue decreased by 23.4% to Won 349.9 billion in 2008 from Won 456.8 billion in 2007, primarily as a result of decreases in revenues of our subsidiaries engaged in electronic commerce and exclusion of Aircross Co., Ltd. from consolidation.

Operating Expenses.  Our operating expenses in 2008 increased by 25.7% to Won 12,268.5 billion from Won 9,761.4 billion in 2007, primarily due to the inclusion of expenses of Won 1,982.7 billion in 2008 of SK Broadband and its subsidiaries, as well as increases in commissions paid, depreciation and amortization and interconnection expenses.

Commissions paid, including to our authorized dealers and to our subscribers, increased by 20.5% to Won 4,884.8 billion in 2008 from Won 4,055.1 billion in 2007, primarily attributable to the inclusion of SK Broadband and its subsidiaries’ commissions paid of Won 602.9 billion, as well as an increase in handset subsidies paid to our existing subscribers who changed their handsets and an increase in expenses relating to our alliance arrangements with businesses that agree to offer benefits to our subscribers. An increase in non-marketing related commissions paid for global roaming services, in line with increased usage of our expanded global voice and data roaming services, also contributed to the increase in commissions paid.

Depreciation and amortization increased 42.7% to Won 2,599.8 billion in 2008 from Won 1,822.0 billion in 2007, primarily due to the inclusion of SK Broadband and its subsidiaries’ depreciation and amortization of Won 521.1 billion, together with the continued high level of capital expenditures related to expansion and upgrade of our WCDMA network and an increase in our capital expenditures related to expansion and upgrade of our WiBro network.

Interconnection expenses increased by 8.2% to Won 1,149.2 billion in 2008 from Won 1,062.2 billion in 2007, primarily due to higher subscriber numbers resulting in higher call volume. See “Item 4.B. Business Overview — Interconnection”.

Operating Income.  Our operating income decreased by 16.6% to Won 1,752.5 billion in 2008 from Won 2,102.0 billion in 2007 due to the factors discussed above.

Other Income.  Other income consists primarily of foreign exchange and translation gains and gains on transactions and valuation of currency swaps, as well as interest income, dividend income and equity in earnings of affiliates. Other income increased by 22.6% to Won 1,057.1 billion in 2008 from Won 861.9 billion in 2007, due primarily to foreign exchange and translation gains for our investment in foreign currency-denominated assets and gains on valuation of currency swaps hedging our foreign currency-denominated debt, partially offset by a decrease in gain on conversion of convertible bonds, which in 2007 included a one-time gain of Won 373.1 billion derived from our conversion of China Unicom convertible bonds into shares, and a decrease in equity in earnings of affiliates, which in 2007 reflected the recognition of previously unrealized gain on the valuation of SK C&C’s investment in the common stock of SK Energy Co., Ltd. As a percentage of operating revenue, other income increased to 7.5% in 2008 compared to 7.3% in 2007.

Other Expenses.  Other expenses consist primarily of losses on transactions and valuation of currency swaps, interest and discount expenses, impairment losses on investment securities and foreign exchange and translation losses. Other expenses increased by 128.7% to Won 1,550.8 billion in 2008 from Won 678.1 billion in 2007. This increase was primarily attributable to losses on valuation of currency swaps hedging our foreign currency-denominated assets, foreign exchange and translation losses for our foreign currency-denominated debt and an impairment loss of Won 201.2 billion on our investment in LG Powercomm Co., Ltd. For a discussion of the effect of fluctuations in foreign exchange rates and our hedging activities, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk”. As a percentage of operating revenue, other expenses increased to 11.1% in 2008 compared to 5.7% in 2007.

Income Tax.  Provision for income taxes decreased by 57.0% to Won 298.9 billion in 2008 from Won 694.5 billion in 2007. Our effective tax rate in 2008 decreased to 23.7% from an effective tax rate of 30.4% in 2007. The decreases in income tax and effective tax rate are attributable primarily to the decrease in our income before income tax, a tax refund for prior periods, decrease in valuation allowance as a result of the sale of our investment in HELIO and the decrease in deferred tax liabilities due to the reduction of corporate income tax rate in December 2008 from the current rate of 25% to 22% for 2009 and 20% for 2010 and afterwards. See note 17 of the notes to our consolidated financial statements.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for minority interests, decreased by 37.8% to Won 972.3 billion in 2008 from Won 1,562.3 billion in 2007. Net income as a percentage of operating revenues was 6.9% in 2008 compared to 13.2% in 2007. Won 32.7 billion of pre-acquisition net loss of SK Broadband, which was newly consolidated as of April 1, 2008, was added to, and Won 20.2 billion of loss from discontinued operation attributable to HELIO was deducted from, the calculation of net income for 2008.

2007 Compared to 2006

Operating Revenue.  Our operating revenue increased by 7.6% to Won 11,863.4 billion in 2007 from Won 11,028.0 billion in 2006, principally due to a 4.8% increase in our cellular revenue to Won 11,016.1 billion in 2007 from Won 10,515.6 billion in 2006 and a 168.1% increase in miscellaneous revenue to Won 456.8 billion in 2007 from Won 170.4 billion in 2006.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as well as an increase in our interconnection revenue. Wireless services revenue increased 5.0% to Won 9,953.9 billion in 2007 from Won 9,482.2 billion in 2006, primarily as a result of an 8.4% increase in the number of our wireless subscribers to approximately 22.0 million subscribers as of December 31, 2007 from approximately 20.3 million subscribers as of December 31, 2006, as well as increased subscriptions to service plans with higher monthly charges.

Our average monthly revenue per subscriber, excluding interconnection revenue, remained relatively flat in 2007 compared to 2006, decreasing by 0.2% to Won 40,154 in 2007 from Won 40,220 in 2006, which reflects the net effect of several offsetting factors, including decreases in average monthly revenue per subscriber from usage charges for outgoing voice calls, usage charges for wireless data services and interconnection fees, partially offset by increases in average monthly revenue per subscriber for initial subscription fees, monthly plan-based fees and value-added and other service fees. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2007, primarily due to discounts we offered for voice calls between subscribers. Our average monthly minutes per user remained constant at 201 minutes in 2007. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, decreased in 2007, primarily reflecting discounts we implemented, beginning in January 2007, on wireless data usage charges. Our average monthly revenue per subscriber for initial subscription fees increased in 2007, primarily reflecting increased subscriber numbers. Our average monthly revenue per subscriber from monthly plan-based fees increased in 2007, primarily as a result of increased subscriptions to service plans with higher monthly charges.

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

International call service revenues increased by 20.1% to Won 211.8 billion in 2007 from Won 176.4 billion in 2006 as a result of general increases in outbound and inbound international call traffic volume.

Miscellaneous revenue increased by 168.1% to Won 456.8 billion in 2007 from Won 170.4 billion in 2006, primarily as a result of the inclusion of TU Media as a consolidated subsidiary beginning in April 2007, as well as revenues from our subsidiaries neotam.com, an online outlet shopping mall, acquired in August 2007; Morning365.com, an online bookstore, acquired in July 2007; and cherrya.com, on online cosmetics store acquired in August 2007.

Operating Expenses.  Our operating expenses in 2007 increased by 16.1% to Won 9,761.4 billion from Won 8,406.9 billion in 2006, primarily due to increases in commissions paid, depreciation and amortization, cost of goods sold and labor costs.

Commissions paid, including to our authorized dealers, increased by 23.1% to Won 4,055.1 billion in 2007 from Won 3,293.2 billion in 2006, primarily attributable to our increased marketing efforts to broaden our WCDMA subscriber base, as well as increased commissions paid to authorized dealers in connection with new subscriptions and, to a lesser extent, increases in non-marketing related commissions paid for global roaming services, in line with increased usage of our expanded global voice and data roaming services.

Depreciation and amortization increased 17.3% to Won 1,822.0 billion in 2007 from Won 1,553.6 billion in 2006, primarily due to an increase in our capital expenditures related to expansion and upgrade of our WCDMA network services.

Cost of goods sold increased by 97.0% to Won 239.1 billion in 2007 from Won 121.4 billion in 2006, primarily due to the inclusion of inventory costs of neotam.com, Morning365.com and cherrya.com.

Labor costs increased by 10.8% to Won 544.7 billion in 2007 from Won 491.8 billion in 2006, primarily as a result of an increase in salaries and an increase in the number of our employees, as well as the inclusion of TU Media as consolidated subsidiaries in April 2007.

Operating Income.  Our operating income decreased by 19.8% to Won 2,102.0 billion in 2007 from Won 2,621.1 billion in 2006 due to the factors discussed above.

Other Income.  Other income consists primarily of gain on conversion of convertible bonds and equity in earnings of affiliates, as well as interest income, dividend income and commissions. Other income increased by 202.6% to Won 861.9 billion in 2007 from Won 284.9 billion in 2006, due primarily to a one-time gain of Won 373.1 billion derived from our conversion of China Unicom convertible bonds into shares in August 2007, as well as a more than four-fold increase in equity in earnings of affiliates to Won 247.4 billion in 2007 from Won 45.8 billion in 2006. Such increase in equity in earnings of affiliates in 2007 was primarily attributable to a more than five-fold increase in equity in earnings of SK C&C to Won 230.3 billion in 2007 from Won 37.8 billion in 2006, which was primarily a result of the recognition of previously unrealized gain on the valuation of SK C&C’s investment in the common stock of SK Energy Co., Ltd. in connection with a change in the accounting method used to account for such shares from available-for-sale securities to securities accounted for using the equity method, in the third quarter of 2007. Such change in accounting treatment followed the corporate reorganization of SK Corporation in July 2007 and subsequent changes in shareholdings among SK Group member companies, including changes in SK C&C’s equity interests in SK Holdings and SK Energy. See “Item 7.A. Major Shareholders” for more information regarding the corporate reorganization of the entity formerly known as SK Corporation. In the fourth quarter of 2007, our equity interest in SK C&C was also reclassified to available-for-sale securities from equity securities accounted for using the equity method. See note 4(b) of the notes to our consolidated financial statements for more information regarding the reclassification of our investment in SK C&C. As a percentage of operating revenue, other income increased to 7.3% in 2007 compared to 2.6% in 2006.

Other Expenses.  Other expenses consist primarily of interest and discount expenses, equity in losses of affiliates, external research and development costs and donations. Other expenses decreased by 23.3% to Won 678.1 billion in 2007 from Won 884.4 billion in 2006. This decrease was primarily attributable to a one-time payment of Won 144.0 billion in special severance indemnities related to a change in our severance payment policy in 2006 compared with no such payment in 2007. For a discussion of the change in our severance payment policy in 2006, see “Item 6.D. Employees — Employment Stock Ownership Association and Other Benefits”. Equity in losses of affiliates also decreased by 17.0% to Won 175.5 billion in 2007 from Won 211.5 billion in 2006, primarily due to losses of Won 55.9 billion from our investments in Pantech in 2006, which caused our investments in Pantech to be reduced to zero, compared to no such losses in 2007, as well as a 76.6% decrease in losses of TU Media to Won 5.9 billion in 2007 from Won 25.1 billion in 2006. As a percentage of operating revenue, other expenses decreased to 5.7% in 2007 compared to 8.0% in 2006.

Income Tax.  Provision for income taxes increased by 21.4% to Won 694.5 billion in 2007 from Won 572.0 billion in 2006. Our effective tax rate in 2007 increased to 30.4% from an effective tax rate of 28.3% in 2006. See note 17 of the notes to our consolidated financial statements.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for minority interests, increased by 7.8% to Won 1,562.3 billion in 2007 from Won 1,449.6 billion in 2006. Net income as a percentage of operating revenues was 13.2% in 2007 compared to 13.1% in 2006. Won 21.1 billion of pre-acquisition net loss of TU Media, which was newly consolidated as of April 1, 2007, was added to, and Won 50.1 billion of loss from discontinued operation attributable to HELIO was deducted from, the calculation of net income for 2007.

Item 5.B.	Liquidity and Capital Resources

Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 1,455.5 billion, Won 1,796.2 billion and Won 793.6 billion as of December 31, 2006, 2007 and 2008, respectively.

We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,249.4 billion as of December 31, 2006, Won 1,669.4 billion as of December 31, 2007 and Won 1,746.8 billion as of December 31, 2008. We had outstanding short-term borrowings of Won 58.3 billion as of December 31, 2006, Won 24.6 billion as of December 31, 2007 and Won 627.7 billion as of December 31, 2008. As of December 31, 2008, we had credit lines with several local banks that provided for borrowings of up to Won 2,171.8 billion, of which Won 1,358.5 billion was outstanding and Won 813.3 billion was available for borrowing.

Operating cash flow and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,011.5 billion as of December 31, 2008, Won 886.0 billion as of December 31, 2007 and Won 486.0 billion as of December 31, 2006. We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2006		2007		2008		2006 to 2007			2007 to 2008
	(In billions of Won, except percentages)

Net Cash Flow from Operating Activities	~~W~~	3,589.8	~~W~~	3,721.7	~~W~~	3,296.9	~~W~~	131.9	3.7%	~~W~~	(424.8)	(11.4)%
Net Cash Used in Investing Activities		(2,535.1)		(2,414.9)		(3,875.4)		120.3	(4.7)		(1,460.5)	60.5
Net Cash Provided by (Used in) Financing Activities		(952.4)		(1,041.3)		869.4		(88.9)	9.3		1,910.7	N/A
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		(9.3)		6.1		37.4		15.4	N/A		31.3	512.9
Net Cash Flow due to Changes in Consolidated Subsidiaries		14.6		102.1		36.4		87.5	600.7		(65.7)	(64.3)
Preacquisition Cash Flows of Subsidiaries(1)	~~W~~	—	~~W~~	(11.4)	~~W~~	17.3		(11.4)	N/A	~~W~~	28.6	N/A
Net Increase in Cash and Cash Equivalents due to Merger(2)		—		50.4		—		50.4	N/A		(50.4)	(100.0)
Cash Flows from Discontinued Operation(3)		—		(12.8)		(256.5)		(12.8)	N/A		(243.7)	1,907.6
Net Increase (Decrease) in Cash and Cash Equivalents	~~W~~	107.6	~~W~~	400.0	~~W~~	125.5	~~W~~	292.4	271.7	~~W~~	(274.5)	(68.6)
Cash and Cash Equivalents at Beginning of Period		378.4		486.0		886.0		107.6	28.4		400.0	82.3
Cash and Cash Equivalents at End of Period	~~W~~	486.0	~~W~~	886.0	~~W~~	1,011.5	~~W~~	400.0	82.3%	~~W~~	125.5	14.2%

N/A = Not applicable.

(1)	In 2007, we adopted SKAS No. 25. Pursuant to SKAS No. 25, when a subsidiary is acquired during the year, such subsidiary’s statement of income is included in consolidation as if it had been acquired at the beginning of the year, and pre-acquisition earnings (losses) are presented as deduction (addition) at the bottom of the consolidated statements of income. In addition, in connection with our adoption of SKAS No. 25, we have also begun to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of our consolidated statements of cash flows.

(2)	Net increase in cash and cash equivalents due to merger for the year ended December 31, 2007 relates to the merger of Empas into SK Communications in November 2007.

(3)	Relates to cash flow activities of HELIO, which have been classified as discontinued operations after our sale of HELIO to Virgin Mobile USA, Inc. in August 2008.

Net Cash Flow from Operating Activities.  Net cash flow provided by operations was Won 3,589.8 billion in 2006, Won 3,721.7 billion in 2007 and Won 3,296.9 billion in 2008. Net income was Won 1,449.6 billion in 2006, Won 1,562.3 billion in 2007 and Won 972.3 billion in 2008.

Net Cash from Investing Activities.  Net cash used in investing activities was Won 2,535.1 billion in 2006, Won 2,414.9 billion in 2007 and Won 3,875.4 billion in 2008. Cash inflows from investing activities were Won 714.2 billion in 2006, Won 296.7 billion in 2007 and Won 934.4 billion in 2008. The primary contributor to such inflows, in 2006, related to proceeds from the disposal of long-term investment securities of Won 306.0 billion, largely attributable to the sale of Won 296.4 billion in aggregate amount of currency stabilization bonds and, in 2007, largely related to the collection of short-term loans of Won 119.6 billion. Cash inflows in 2008 largely related to proceeds from the disposal of long-term investment securities of Won 386.7 billion and the collection of short-term loans of Won 215.1 billion. Cash outflows for investing activities were Won 3,249.3 billion in 2006,

Won 2,711.6 billion in 2007 and Won 4,809.8 billion in 2008. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,498.1 billion in 2006, Won 1,804.1 billion in 2007 and Won 2,236.9 billion in 2008, all primarily relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades to and expansion of our HSDPA-capable WCDMA network, as well as initial build-out of our WiBro network; increases in equity of consolidated subsidiaries, which were Won 27.4 billion in 2006, Won 12.5 billion in 2007 and Won 1,093.1 billion in 2008 (which was primarily due to our acquisition of shares of SK Broadband in March 2008); acquisitions of equity securities accounted for using the equity method, which were Won 244.3 billion in 2006, Won 76.6 billion in 2007 and Won 601.1 billion in 2008 (which was primarily due to our investment in SKY Property Management Ltd. of Won 283.4 billion and investment in SK Marketing & Company Co. Ltd. of Won 190.0 billion); and acquisitions of long-term investment securities, which were Won 1,127.4 billion in 2006 (which was primarily due to our purchase in July 2006 of convertible bonds issued by China Unicom for US$1 billion), Won 371.4 billion in 2007 (which was primarily due to our purchase of beneficiary certificates for Won 351.4 billion) and Won 31.4 billion in 2008.

Net Cash from Financing Activities.  Net cash used in financing activities was Won 952.4 billion in 2006 and Won 1,041.3 billion in 2007. Net cash provided by financing activities was Won 869.4 billion in 2008. Cash inflows from financing activities were primarily driven by issuances of bonds, which provided cash of Won 385.0 billion in 2006, Won 761.1 billion in 2007 and Won 1,307.7 billion in 2008. Proceeds from long-term borrowings of Won 294.8 billion in 2006 and Won 510.6 billion in 2008 and proceeds from short-term borrowings of Won 51.2 billion in 2006, Won 35.9 billion in 2007 and Won 473.0 billion in 2008 also contributed to cash inflows from financing activities. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings and acquisition and retirement of treasury stock, among other items. Payment of dividends were Won 662.8 billion in 2006, Won 581.3 billion in 2007 and Won 682.5 billion in 2008. Repayments of current portion of long-term debt were Won 815.3 billion in 2006, Won 907.2 billion in 2007 and Won 558.1 billion in 2008. Repayment of long-term borrowings were Won 0.4 billion in 2006, Won 93.3 billion in 2007 and Won 193.4 billion in 2008. The acquisition and retirement of treasury shares also accounted for Won 209.1 billion, Won 118.5 billion and Won 63.5 billion of cash outflows for financing activities in 2006, 2007 and 2008, respectively.

As of December 31, 2006, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,288.3 billion, which included bonds in the amount of Won 1,995.3 billion and bank and institutional borrowings in the amount of Won 293.0 billion. We had long-term facility deposits of Won 21.1 billion as of December 31, 2006. As of December 31, 2007, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 2,672.1 billion, which included bonds in the amount of Won 2,348.7 billion and bank and institutional borrowings in the amount of Won 323.4 billion. We had long-term facility deposits of Won 6.4 billion as of December 31, 2007. As of December 31, 2008, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 4,930.9 billion, which included bonds in the amount of Won 4,074.4 billion and bank and institutional borrowings in the amount of Won 856.5 billion. The increase in our long-term debt in 2008 was primarily due to the inclusion of SK Broadband’s long-term debt (which amounted to Won 1,066.5 billion as of December 31, 2008), as well as our incurrence of long-term debt to finance the acquisition of shares of SK Broadband and our subscribers’ handset purchases on installment payment plans. We had long-term facility deposits of Won 4.8 billion as of December 31, 2008. For a description of our long-term liabilities, see notes 9, 10, 11 and 22 of the notes to our consolidated financial statements.

As of December 31, 2008, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 23% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains, while depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. Subsequently, the initial conversion price was adjusted to Won 196,534 per share in accordance with anti-dilution provisions contained in the terms of the notes. During the year ended December 31, 2006, convertible notes in the principal amount of US$25,210,000 were converted into 136,163 shares of our common stock and the principal amount of the convertible notes decreased from US$329,450,000 to US$304,240,000. During the year ended December 31, 2007, holders of a principal amount of US$75,080,000 of convertible notes exercised their conversion rights. In order not to exceed the 49% limit on aggregate foreign ownership of our shares, we converted only a portion of those convertible notes into shares. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements” for a more detailed discussion of foreign share ownership restrictions. Accordingly, a principal amount of US$38,820,000 of convertible notes were converted into 216,347 shares of our common stock. In addition, we paid Won 43.0 billion in cash to holders of a principal amount of US$36,260,000 of convertible notes. As a result of these transactions, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000 in 2007. In 2008, none of the holders exercised their conversion right. As of December 31, 2008, 1,324,744 shares of common stock were deposited with the Korea Securities Depository and reserved in favor of the noteholders’ conversion rights. In May 2009, we repaid all outstanding zero coupon convertible notes at their maturity.

In June 2006, we issued floating rate discounted bills in the aggregate principal amount of Won 200 billion. The discounted bills have a five-year maturity and an interest rate based on a 91-day certificate of deposit yield plus 0.25%. In September and November 2006, we issued Won-denominated corporate bonds, in each case, in aggregate principal amount of Won 200 billion. These bonds will mature in September 2016 and November 2013, respectively, and have annual interest rates of 5.0% and 4.0%, respectively. In October 2006, we also made long-term borrowings in aggregate principal amount of US$100 million with a maturity of seven years and an annual interest rate based on six-month LIBOR plus 0.29%.

In July 2007, we issued U.S. dollar-denominated bonds in the principal amount of US$400,000,000 with a maturity of twenty years and an annual interest rate of 6.625%. In November 2007, we issued Japanese Yen-denominated notes in the principal amount of Japanese Yen 12,500,000,000 with a maturity of five years and an annual interest rate based on Yen LIBOR plus 0.55%. In November 2007, we issued Korean Won-denominated bonds in the principal amount of Won 200 billion with a maturity of seven years and an annual interest rate of 5.00%.

In March 2008, we issued two tranches of Korean Won-denominated bonds, each tranche in the principal amount of Won 200 billion with an annual interest rate of 5.00%, maturing in seven and ten years, respectively. In October 2008, we issued Korean Won-denominated bonds in the principal amount of Won 250 billion with a maturity of five years and an annual interest rate of 6.92% and Korean Won-denominated bonds in the principal amount of Won 50 billion with a maturity of two years and an annual interest rate of 6.77%. In November 2008, we issued U.S. dollar-denominated notes in the principal amount of US$150,000,000 with a maturity of two years and an annual interest rate based on three-month U.S. dollar LIBOR plus 3.05%.

In January 2009, we issued notes in the principal amounts of Won 40 billion and Yen 3 billion with maturities of seven and three years, respectively, and annual interest rates of 5.54% and 3-month Euro Yen LIBOR plus 2.50%, respectively. In March 2009, we issued notes in the principal amounts of Won 230 billion and Yen 5 billion with maturities of seven and three years, respectively, and annual interest rates of 5.94% and 3-month Euro Yen TIBOR plus 2.50%, respectively. In April 2009, we issued 1.75% convertible notes with a maturity of five years in the principal amount of US$332,528,000, with an initial conversion price of Won 230,010 per share of our common stock, subject to certain redemption rights. In May 2009, SK Broadband, our consolidated subsidiary, filed a securities registration statement in Korea in order to raise up to Won 300 billion by selling its common shares through a rights offering. We announced our plan to participate in the rights offering in proportion to our 43.4% equity interest in SK Broadband. If there are shares that are not subscribed by other shareholders, we may purchase such unsubscribed shares, which will increase our equity interest in SK Broadband. The subscription for and purchase of shares of SK Broadband are expected to occur in July 2009.

We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 21.1 billion at December 31, 2006, Won 6.4 billion at December 31, 2007 and Won 4.8 billion at December 31,

2008. These non-interest bearing deposits were collected from some subscribers when they initiated service and are returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. We generally no longer collect these deposits from our subscribers. See “Item 4.B. Business Overview — Revenues, Rates and Facility Deposits”.

Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. For a description of swap or derivative transactions we have entered into, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop new and growing business areas, including our broadband Internet and fixed-line telephone business, wireless Internet business, convergence businesses and overseas operations, including through acquisitions and strategic alliances. In addition, we have used funds for the acquisition of treasury shares, financing of our subscribers’ handset purchases on installment payment plans and payment of retirement and severance benefits.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2009. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.  The following table sets forth our actual capital expenditures for 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	(In billions of Won)

CDMA Networks(1)	~~W~~	280	~~W~~	198	~~W~~	148
WCDMA Network		781		1,044		905
WiBro(2)		53		154		405
Others(3)		384		408		779

Total(4)	~~W~~	1,498	~~W~~	1,804	~~W~~	2,237

(1)	Includes our basic CDMA, CDMA 1xRTT and CMDA EV-DO networks.

(2)	We commenced WiBro service in May 2006.

(3)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing.

(4)	Also, see note 7 of the notes to our consolidated financial statements.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2006 were Won 1,498.1 billion. Of such amount, we spent approximately Won 780.5 billion on capital expenditures related to upgrade and expansion of our HSDPA-capable WCDMA network, Won 53.4 billion related to development and initial roll out of our WiBro network, Won 279.9 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 384.3 billion on other capital expenditures and projects. Our actual capital expenditures in 2007 were Won 1,804.1 billion. Of such amount, we spent approximately Won 1,044.3 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 153.6 billion related to development and expansion of our WiBro network, Won 198.4 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 407.8 billion on other capital expenditures and projects. Our actual capital expenditures in 2008 were Won 2,236.9 billion. Of such amount, we spent approximately Won 904.8 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 404.8 billion related to development and expansion of our WiBro network, Won 148.2 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 779.1 billion on other capital expenditures and projects. We are required to pay the remainder of the cost of our IMT-2000 license in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(l) and note 8 of the notes to our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.

In March 2005, we obtained a license from the MIC to provide WiBro services and paid the related Won 117.0 billion WiBro license fee. We currently provide WiBro service to “hot zone” areas in 42 cities. We are planning to make additional capital expenditures in 2009 to build and expand our WiBro network to hot zone areas in 84 cities, and we may also make further capital investments to expand our WiBro service in the future. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

We expect that our capital expenditure amount in 2009 will be similar to that of 2008. Our expenditures will be for a range of projects, including investments in our backbone networks (and our WiBro network in particular), investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2009 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments, including based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.  As of December 31, 2008, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)

2009	~~W~~	796.8
2010		727.4
2011		1,674.4
After 2011		2,743.9

We note that no commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

Investments in New Businesses and Global Expansion and Other Needs.  We may also require capital for investments to support our development of growing businesses areas, as well as the purchase of additional treasury shares and shares of our affiliates.

For example, in March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. We may make additional capital investments in order to develop SK Broadband’s business in line with our growth strategy.

In addition, we, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the United States, had invested US$380 million in HELIO as of June 30, 2008. In August 2008, we sold our equity interest in HELIO to Virgin Mobile USA, Inc. in exchange for approximately 14.05% equity interest in Virgin Mobile USA, Inc. In addition, we invested US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common stock. For a more detailed description of our investments in HELIO and Virgin Mobile USA, Inc., see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

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

In a series of open market purchases in the period between November 1, 2007 and December 31, 2007, we acquired 471,000 shares of our common stock at an aggregate purchase price of Won 118.5 billion. In a series of open market purchases in the period between December 2, 2008 and December 30, 2008, we acquired 306,988 shares of our common stock at an aggregate purchase price of Won 63.5 billion.

As of December 31, 2008, the total number of our common stock outstanding was 72,486,015.

Financing of Installment Payment Plans.  Since April 2008, we have been offering installment payment plans for new handset purchases by our new or existing subscribers. Under installment payment plans, we provide financing to our new or existing subscribers who wish to purchase new handsets on credit and, in certain cases, charge fees or interest. As of December 31, 2008, short-tem and long-term accounts receivable (other), each net of present value discount, amounted to Won 1,067.3 billion and Won 572.1 billion, respectively, compared to Won 739.2 billion and zero, respectively, as of December 31, 2007. These increases were primarily attributable to the increase in purchases of new handsets on installment payment plans, which has required, and may continue to require, our capital resources.

Severance Payments.  The total accrued and unpaid retirement and severance benefits for our employees as of December 31, 2008 of Won 53.8 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 68.6 billion to fund a portion of the employees’ severance indemnities.

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

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 2(s) of the notes to our consolidated financial statements.

Dividends.  Total payments of cash dividends amounted to Won 662.8 billion in 2006, Won 581.3 billion in 2007 and Won 682.4 billion in 2008.

In April 2009, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 609.2 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2008, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
			Less Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years
	(In billions of Won)

Bonds
Principal	~~W~~	4,876.1	~~W~~	737.7	~~W~~	1,554.9	~~W~~	1,280.5	~~W~~	1,303.0
Interest		1,413.3		257.9		393.2		211.2		551.0
Long-term borrowings
Principal		865.5		9.0		723.5		133.0
Interest		104.8		39.4		60.5		4.9		—
Capital lease obligations
Principal		201.1		61.8		111.9		27.4		—
Interest		25.7		13.0		8.4		3.6		0.7
Operating leases		2.0		0.7		0.9		0.4		—
Facility deposits		13.1		8.3		—		—		4.8
Derivatives		247.8		190.4		57.4		—		—
Credit commitment to Virgin Mobile USA, Inc.		21.2		21.2		—		—		—
Other long-term payables(2)
Principal		450.0		130.0		320.0		—		—
Interest		42.6		20.4		22.2		—		—
Short-term borrowings		627.7		627.7		—		—		—
Total contractual cash obligations(3)	~~W~~	8,890.9	~~W~~	2,117.5	~~W~~	3,252.9	~~W~~	1,661.0	~~W~~	1,859.5

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of IMT-2000 license. See note 2(l) and note 8 of the notes to our consolidated financial statements.

(3)	This amount does not include our future investments in the CDMA market in Vietnam, which we expect to make through our overseas subsidiary SKT Vietnam under a business cooperation contract with Saigon Post & Telecommunication Service Corporation. See “Item 4.B. Business Overview — Global Business — Overseas Operations” and “— Critical Accounting Policies, Estimates And Judgments — Off-Balance Sheet Arrangements”.

See note 22 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.2% in 2006, 2.5% in 2007 and 4.7% in 2008.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 33 and 34 of our notes to consolidated financial statements.

Our net income in 2006 under U.S. GAAP is higher than under Korean GAAP by Won 428.8 billion, primarily due to the differing treatment of unrealized gains or losses on valuation of convertible notes and reversal of goodwill amortization under U.S. GAAP, partially offset by the tax effect of the reconciling items. Our net income in 2007 under U.S. GAAP is lower than under Korean GAAP by Won 56.9 billion, primarily due to the differing treatment of unrealized gains or losses on the valuation of convertible notes and the differing treatment of nonrefundable activation fees under U.S GAAP, partially offset by the differing treatment of reclassification of our investment in the common stock of SK C&C, reversal of goodwill amortization and the tax effect of reconciling items under U.S. GAAP. Our net income in 2008 under U.S. GAAP is higher than net income under Korean GAAP by Won 100.5 billion, primarily due to the differing treatment of loss on impairment of investment securities, the reversal of goodwill amortization and goodwill impairment and reclassification of our investment in the common stock of SK C&C under U.S. GAAP, partially offset by differing treatment in valuation of currency and interest rate swaps under U.S. GAAP.

Our shareholders’ equity as of December 31, 2006, 2007 and 2008 under U.S. GAAP is higher than under Korean GAAP by Won 1,235.3 billion, Won 970.1 billion, Won 390.8 billion, respectively, in each case, primarily due to increases from the differing treatment of intangible assets, reversal of goodwill amortization and goodwill impairment and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees and minority interest of equity in consolidated affiliates and, in 2008, reclassification of investment in the common stock of SK Broadband.

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities when required for recognition or disclosure purposes. SFAS No. 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about these measures. Specifically, SFAS No. 157 (1) clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability, (2) establishes a fair value hierarchy that prioritizes the information used to develop those assumptions, (3) clarifies the information required to be used to measure fair value, (4) determines the frequency of fair value measures and (5) requires companies to make expanded disclosures about the methods and assumptions used to measure fair value and the fair value measurement’s effect on earnings. However, SFAS No. 157 does not expand the use of fair value to any new circumstances or determine when fair value should be used in the financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with some exceptions. SFAS No. 157 is to be applied prospectively as of the first interim period for the fiscal year in which it is initially adopted, except for a limited form of retrospective application for some specific items. In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). We adopted SFAS No. 157, FSP 157-1 and FSP 157-2 in the first quarter of 2008, the impact of which is disclosed in note 34(c) of the notes to our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be included in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on our results of operations, cash flows or financial position.

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

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of adopting FSP APB 14-1 on our consolidated financial condition, results of operations and cash flows.

In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (Issue 07-5). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for us beginning on January 1, 2009, and we are currently evaluating the impact of adopting Issue 07-5 on the our consolidated financial condition, results of operations and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FIN 46R and is effective from the first reporting period ending after December 15, 2008. The adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on our financial condition, results of operations or cash flows.

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP No. EITF 99-20-1”). FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008. The adoption of FSP No. EITF 99-20-1 did not have a material impact on us.

In April 2009, the FASB issued FSP No. 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP No. 141R-1”). FSP No. 141R-1 amends and clarifies SFAS No. 141R, “Business Combinations”, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008 and had no impact on our financial condition, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted. We did not early adopt this FSP. We expect the adoption of this standard to decrease the impact of impairments on our results of operations in future periods when compared to the impact we believes would have occurred without this new accounting standard. We are currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to our financial condition, results of operations and cash flows.

Significant Changes in Korean GAAP

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

On January 1, 2007, we adopted SKAS No. 11, SKAS No. 21 through SKAS No. 23, and SKAS No. 25. The adoption of such accounting standards did not have an effect on our consolidated financial position as of December 31, 2007 or our consolidated net income for the year ended December 31, 2007. Details of the primary changes due to such adoption of these SKASs are as follows:

•	Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss) — such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts classified as investment assets through 2006 are classified as other non-current assets — such amounts include long-term loans, guarantee deposits, long-term deposits and others. The consolidated balance sheet as of December 31, 2006, which appears in the consolidated financial statements included elsewhere in this report, has been reclassified in accordance with SKAS No. 21.

•	Pursuant to adoption of SKAS No. 25, “Consolidated Financial Statements”, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the year, such subsidiary’s statement of income is included in consolidation as though it had been acquired as of January 1 of the relevant year, and preacquisition earnings are presented as deduction at the bottom of the consolidated statements of income. The accompanying consolidated statement of income for the year ended December 31, 2006, which appears in the consolidated financial statements included elsewhere in this report, has been reclassified in accordance with SKAS No. 25. In addition, in connection with our adoption of SKAS No. 25, we also began to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of our consolidated statements of cash flows.

The amended SKAS No. 25, “Consolidated Financial Statements”, which is effective December 29, 2008 (but the early adoption is allowed from 2008), clarifies that when the parent’s ownership interest in a subsidiary is increased after control is obtained, the difference between the consideration for additional acquisition of interest and portion of net asset of subsidiary, which had been previously recognized as capital surplus, should be recognized as other capital adjustment if the difference is negative amount and there is no related capital surplus earned at previous transaction. As the amended SKAS No. 25, “Consolidated Financial Statements” is applied retroactively during the year ended December 31, 2008, the 2006 and 2007 financial statements presented comparatively are restated, which results in the increase in capital surplus by ~~W~~16,072 million and ~~W~~31,146 million as of December 31, 2006 and 2007, respectively, and the decrease in other capital adjustment by ~~W~~16,072 million and ~~W~~31,146 million as of December 31, 2006 and 2007, respectively.

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

Derivative Instruments

We record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited or charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited or charged immediately to operations.

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

Impairment of Long-lived Assets Including the WCDMA Frequency Usage Right

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flow expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Our intangible assets include the WCDMA frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 1, 2003. Because WCDMA presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the WCDMA frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the WCDMA frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the WCDMA frequency usage right for 2008.

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

Off-Balance Sheet Arrangements

In July 2003, SKT Vietnam (formerly SLD Vietnam), our overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. Pursuant to such contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the expenditures necessary to operate the business, SKT Vietnam and Saigon Post & Telecommunication Services Corporation have agreed to contribute the necessary funds to the business and to bear additional cash shortfalls, on an equal basis. With respect to our involvement in the business, our maximum exposure to loss was approximately Won 236.3 billion as of December 31, 2008.

Item 5.C.	Research and Development

Overview

We maintain a high level of spending on our internal research activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

The following table sets forth our annual research and development expenses:

	As of and for the
	Year Ended December 31,
	2006		2007		2008
	(In billions of Won)

Internal R&D Expenses	~~W~~	212.0	~~W~~	218.7	~~W~~	226.7
External R&D Expenses		67.0		74.4		73.0
Total R&D Expenses	~~W~~	279.0	~~W~~	293.1	~~W~~	299.7

Our total research and development expenses were approximately 2.5% in 2006, 2.5% in 2007 and 2.1% in 2008, respectively, of operating revenue.

Our external research and development expenses have been influenced by the Ministry of Knowledge Economy, which makes annual recommendations concerning our minimum level of contribution to the Government-run Fund for Development of Information and Telecommunications. The minimum level of contribution recommended by the Ministry of Knowledge Economy was 0.75% for each of 2006, 2007 and 2008. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. In addition, together with the Chinese government, we have been jointly researching and developing China’s TD-SCDMA technology. We spent approximately Won 226.7 billion on internal research and development in 2008.

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

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

These matters are discussed under Item 5.B. above where relevant.

Item 5.F.	Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G.	Safe Harbor

These matters are discussed under “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

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

The following are the names and positions of our standing and non-standing directors. The business address of all of our directors is the address of our registered office at SK T-Tower, 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea.

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other Principal
	Date of	Director	Expiration		Directorships
Name	Birth	Since	of Term	Position	and Positions	Business Experience

Man Won Jung	Oct. 5, 1952	2009	2012	President, Chief Executive Officer & Representative Director	—	CEO & President, SK Networks; Vice President, Internet Business Divisional Group, SK Telecom; Vice President, Customer Business Development Group, SK Corporation
Sung Min Ha	Mar. 24, 1957	2004	2010	Head of Mobile Network Operations Business	—	Head of Strategic Planning Group, SK Telecom; Director, SK Telink; Auditor, SK C&C; Chairman and Representative Director, SKT Vietnam; Auditor, SK Teletech

Our current non-standing directors are as set forth below:

					Other Principal
	Date of	Director	Expiration		Directorships
Name	Birth	Since	of Term	Position	and Positions	Business Experience

Jae Won Chey	May. 16, 1963	2009	2012	Vice Chairman & CEO, SK Gas Vice Chairman & CEO, SK E&S	Director, SK Holdings	Executive Vice President, Head of Corporate Center, SK Telecom; Executive Vice President, Head of Strategic Support Division, SK Telecom
Hyun Chin Lim	Apr. 26, 1949	2009	2012	Independent Non-executive Director	Dean, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, Faculty of Liberal Education, Seoul National University; President, Korean Association of NGO Studies
Dal Sup Shim	Jun. 27, 1950	2007	2010	Independent Non-executive Director	Research Fellow, Institute for Global Economics	Auditor, Korea Credit Guarantee Fund; Financial Attaché, Korean Embassy in the United States; Audit Officer, Korea Customs Service; Tax & Customs Office, Ministry of Strategy and Finance (formerly Ministry of Finance and Economy)
Rak Young Uhm	Jun. 23, 1948	2008	2011	Independent Non-executive Director	Visiting Professor Graduate School of Public Administration, Seoul National University	Independent Non-executive Director, Tong Yang Insurance Co., Ltd., Non-Standing Director KOTRA; President, Korea Development Bank
Jay Young Chung	Oct. 15, 1944	2008	2011	Independent Non-executive Director	Professor, Graduate School of Business Administration, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO
Jae Ho Cho	Jan. 18, 1955	2008	2011	Independent Non-executive Director	Professor of Finance, College of Business Administration, Seoul National University	Director, Kyung Hee Foundation; Visiting Professor, Graduate School of Economics, University of Tokyo, Advisory Committee Member, Samsung Securities

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2008 totaled approximately Won 5.0 billion.

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

For information regarding the expiration of each director’s term of appointment, as well as the period from which each director has served in such capacity, see the table set out under “Item 6.A. Directors and Senior Management”, above.

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

In addition, the audit committee must appoint independent auditors to examine our financial statements. An audit and review of our financial statements by independent auditors is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Services Commission of Korea, or the FSC, and the KRX KOSPI Market.

Our audit committee is composed of three independent non-executive directors: Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho, each of whom must be financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Jae Ho Cho is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert”.

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

Compensation Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of all independent directors, Hyun Chin Lim, Dal Sup Shim, Rak Young Uhm, Jay Young Chung and Jae Ho Cho.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of two executive directors and three independent directors.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2006	6,178	1,498	7,676
December 31, 2007	7,524	1,961	9,485
December 31, 2008	8,964	1,662	10,626

Labor Relations

As of December 31, 2008, we had a company union comprised of 8,964 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare, except for employee wages, which are separately negotiated on an annual basis. Our wage negotiations completed in December 2007 resulted in an average wage increase of 3.5% for 2007 from 2006. Our wage negotiations completed in November 2008 resulted in an average wage increase of 2% for 2008 from 2007. Our wage negotiations completed in June 2009 resulted in a wage freeze for 2009. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although through the Employee Welfare Fund we subsidize the employee stock ownership association by providing low interest rate loans to employees desiring to purchase our stock through the plan in the case of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date. As of March 31, 2009, the employee stock ownership association owned approximately 0.6% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease working for us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2008, the accrued and unpaid retirement and severance benefits of Won 122.4 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 68.6 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Korean Intra-Company Labor Welfare Fund Law, we may also contribute up to 5% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2006, which was decided in December 2006, was set at 2.1% of our annual earnings before tax, or Won 42.0 billion. The contribution amount for 2007, which was decided in December 2007, was set at 0.9% of our earnings before tax, or Won 20.0 billion. The contribution amount for 2008, which was decided in December 2008, was set at 2.6% of our earnings before tax, or Won 40 billion. The contribution amount for 2009 has not yet been determined.

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

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of February 28, 2009:

			Percentage
		Number of	of Total	Special
		Shares	Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors:
Man Won Jung	President, Chief Executive Officer and Representative Director	100	0	None	None
Sung Min Ha	Head of Mobile Network Operations Business	738	0	None	None
Non-Standing Directors:
Jae Won Chey	Independent Non-executive Director	0	0	None	None
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dal Sup Shim	Independent Non-executive Director	0	0	None	None
Rak Young Uhm	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Ho Cho	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of December 31, 2008, approximately 57.4% of our issued shares were held in Korea by approximately 23,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2008 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
Shareholder/Category	Shares	Issued	Outstanding

Domestic Shareholders
SK Holdings	18,748,452	23.09%	25.85%
Employees(1)	484,105	0.60	0.67
Treasury shares(1)(2)	8,707,696	10.73	N/A
Officers and Directors	10,707	0*	0*
Other Domestic Shareholders	16,331,922	20.11	19.30
Foreign Shareholders	34,607,448	42.62	47.72
Total Issued Shares	81,193,711	100.00%	100.00%

*	Less than 0.00%.

(1)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees”.

(2)
Treasury shares do not have any voting rights; includes 1,324,744 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$229.2 million in zero coupon convertible notes that were sold in May 2004.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2006	2007	2008
	(As a percentage of total issued shares)(1)

SK Group(2)	22.79%	23.09%	23.09%
SK Holdings	21.47	21.75	23.09
SK Networks	1.32	1.34	0
POSCO(3)	3.64	2.88	2.88

(1)	Includes 8,526,252, 8,609,034 and 8,707,696 shares held in treasury as of December 31, 2006, 2007 and 2008, respectively.

(2)	SK Group’s ownership interest as of December 31, 2006 and December 31, 2007 consisted of the ownership interests of SK Holdings and SK Networks. SK Group’s ownership interest as of December 31, 2008 consisted of the ownership interest of SK Holdings only.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

Except as described above, other than companies in the SK Group and POSCO, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

On July 1, 2007, the company formerly known as SK Corporation underwent a corporate rehabilitation, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. The surviving company currently operates as a holding company, renamed SK Holdings Co., Ltd. Ownership of all our shares held by SK Corporation immediately preceding the rehabilitation passed to SK Holdings as of July 1, 2007.

As of March 31, 2009, SK Holdings held 23.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

There is currently a 49% limit on the aggregate foreign ownership of our issued shares. As of March 31, 2009, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22%, of our issued shares. As of March 31, 2009, a foreign investment fund and its related parties collectively held a 2.11% stake in SK Holdings. Under the Telecommunications Business Act, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the outstanding voting stock of the Korean entity. Thus, if the foreign investment fund and its related parties increased their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constituted the largest shareholder of SK Holdings, SK Holdings would have been considered a foreign shareholder, and its shareholding in us would have been included in the calculation of our aggregate foreign shareholding.

If SK Holdings’ shareholding in us were included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming foreign ownership level as of March 31, 2009 (which we believe was 45.95%), would have reached 69.17%, exceeding the 49% ceiling on foreign shareholding. If our aggregate foreign shareholding limit is exceeded, the KCC may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and any foreign investment fund and its related parties who may own in the aggregate 15% or more of SK Holdings. Furthermore, SK Holdings may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling, which may result in a change in control of us. In addition, the KCC may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49%.

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

The Telecommunications Business Act also authorizes the KCC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year and a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”.

As of May 31, 2009, the total number of shares of our common stock outstanding was 72,345,003.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

As of December 31, 2008, KT Corporation and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”. In May 2009, we entered into an agreement with SK Networks to purchase its leased line business for Won 892.85 billion. The purchase remains subject to regulatory approvals and approval by shareholders of SK Networks. In addition, we will also assume Won 627.8 billion of debt as part of the transaction.

As of December 31, 2008, we had Won 1.1 billion of accounts receivables from SK Network. As of the same date, we had Won 71.8 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks.

Other Related Parties

On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Holdings at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2008, POSCO owned 2.88% of our shares.

We are party to an agreement with SK C&C pursuant to which SK C&C provides us with information technology services. This agreement will expire on December 31, 2009 but may be terminated by us at any time without cause on six months’ prior notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by us. We also enter into agreements with SK C&C from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 287.6 billion in 2006, Won 251.4 billion in 2007 and Won 273.3 billion in 2008. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 215.8 billion for 2006, Won 205.7 billion for 2007 and Won 232.2 billion for 2008.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders” As disclosed in note 24 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2008.

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

In March 2005, we invested Won 14.4 billion to purchase 8,000,000 shares, representing a 21.5% equity stake, in iHQ, one of Korea’s largest entertainment companies and the controlling shareholder of YTN Media, Inc. Following this investment, we became iHQ’s second largest shareholder. In connection with this transaction, we also received a call option to purchase an additional 5,000,000 shares of iHQ, exercisable in the period between March 15, 2006 and April 30, 2006 at the price of Won 3,000 per share, in respect of 3,000,000 shares, and the price of Won 9,176.24 per share, in respect of 2,000,0000 shares. We exercised our call option in April 2006. The share purchase pursuant to our exercise of the call option was consummated in July 2006, when we invested an additional Won 27.4 billion to increase our equity stake in iHQ to 34.1% and became its largest shareholder. As a result of this increase in our equity interest, iHQ became a consolidated subsidiary. In July 2007, we further invested Won 10 billion in iHQ, increasing our equity interest to 37.1%.

In December 2008, we transferred our MelOn business to our consolidated subsidiary, Loen Entertainment Inc., to acquire an additional 6,472,491 shares of its common stock and increase our equity interest to 63.5% from 60.0%.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-103.

Legal Proceedings

FTC Proceedings

In May 2006, the FTC ordered us to pay a fine of Won 660 million for price collusion with KTF and LGT. The FTC charged that we, along with KTF and LGT, engaged in unfair business practices in 2004 by agreeing to discontinue flat-rate services. KTF and LGT were also fined Won 660 million and Won 462 million, respectively. In December 2006, the FTC fined us Won 330 million in respect of certain allegedly anti-competitive tactics we employed in connection with MelOn, our digital music portal. We paid such fine in April 2007 and filed an appeal at the Seoul High Court, an appellate court, which found in our favor. The case is currently pending before the Supreme Court of Korea.

In January 2009, the FTC fined us Won 1.3 billion for our activities allegedly restricting competition in markets for wireless Internet services. We paid such fine in March 2009. In February 2009, the FTC fined us Won 500 million for our activities allegedly restricting competition in markets for personal digital assistant, or PDA, devices. We paid such fine in April 2009 and filed an appeal at the Seoul High Court where the case is currently pending.

MIC and KCC Proceedings

When the MIC approved the merger of Shinsegi into us in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions related to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated the conditions related to our merger with Shinsegi by providing subsidies to handset buyers. In June 2004, the MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until the end of 2006 pursuant to the policy advisory committee’s recommendation. Such post-merger monitoring period expired on December 31, 2006 and we are no longer subject to any market share limitations. We can give no assurance that the MIC will not take action that may have a material adverse effect on our business, operations and financial condition. See “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows”.

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

In September 2008, the KCC ordered us to pay a fine of Won 600 million alleging that we enrolled subscribers for our T-Ring service without such subscribers’ consent. We paid such fine in September 2008.

SK Broadband Litigation

Since April 2008, customers of SK Broadband (then hanarotelecom incorporated) have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. The plaintiffs also alleged that current and former employees were involved in the sale of subscribers’ personal information, including resident registration identification numbers, telephone numbers and mailing addresses. As of April 23, 2009, the number of plaintiffs was 23,591 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.2 billion. The case is currently pending before the Seoul Central District Court. In addition, in April 2008, an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korean Trade Commission. The main subjects of this investigation include the possible improper provision of broadband service by misusing subscribers’ personal information and the violation of standardized customer contracts by SK Broadband. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million on the grounds that SK Broadband had violated the Telecommunication Business Act and standard customer contracts. SK Broadband paid such fine in July 2008.

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

We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary’s fees and expenses. The ADR depositary’s designated bank in Korea must approve this conversion and remittance of cash dividends. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares” and “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

The following table sets forth the dividend per share and the aggregate total amount of dividends declared (including any interim dividends), as well as the number of outstanding shares entitled to dividends, with respect to the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

	Dividend		Total Amount		Number of Shares
Year Ended December 31,	per Share		of Dividends		Entitled to Dividend
	(In Won)		(In billions of Won)

2004	~~W~~	10,300	~~W~~	758.2	73,614,296
2005		9,000		662.5	73,614,296
2006		8,000		582.4	72,667,459
2007		9,400		682.4	72,584,677
2008		9,400		682.0	72,524,203

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

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as a legal reserve an amount equal to at least 10% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. As a KRX KOSPI Market-listed company, we are also required under the relevant laws and regulations to set aside in reserve a certain amount each fiscal year until the ratio of our own capital to total assets is at least 30%. We may not use our legal reserve to pay cash dividends but may transfer amounts from our legal reserve to capital stock or use our legal reserve to reduce an accumulated deficit.

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2008, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 72.8 billion.

Under the Financial Investment Services and Capital Markets Act, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting shares must be the same as that for our common shares.

Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

Item 8.B.	Significant Changes

Not applicable.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

These matters are described under Item 9.C. below where relevant.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The principal trading market for our common stock is the KRX KOSPI Market. As of May 31, 2009, 72,345,003 shares of our common stock were outstanding.

The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of common stock. As of June 1, 2009, ADSs representing 17,942,962 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX KOSPI Market since January 1, 2004:

	Prices			Average
Calendar Year	High(1)	Low(1)	Close	Daily Trading Volume
	(Won per shares)			(Number of shares)

2004	238,500	154,500	197,000	179,712
First Quarter	238,500	207,500	214,500	245,576
Second Quarter	213,000	179,000	190,000	188,095
Third Quarter	186,000	154,500	175,500	137,559
Fourth Quarter	205,000	174,500	197,000	151,903
2005	216,500	163,500	181,000	186,239
First Quarter	200,500	171,000	171,000	202,857
Second Quarter	192,500	163,500	182,000	137,021
Third Quarter	216,500	178,500	202,500	156,019
Fourth Quarter	209,500	181,000	181,000	249,550
2006	235,000	177,000	222,500	190,565
First Quarter	203,500	177,000	192,500	177,491
Second Quarter	235,000	190,000	204,000	216,607
Third Quarter	204,500	181,000	201,500	204,167
Fourth Quarter	233,000	195,000	222,500	163,534
2007	274,000	188,500	249,000	244,056
First Quarter	223,000	190,500	191,500	206,155
Second Quarter	215,000	188,500	213,000	220,091
Third Quarter	221,000	192,000	210,000	198,816
Fourth Quarter	274,000	204,500	249,000	349,701
2008	232,000	178,000	209,000	322,706
First Quarter	232,000	178,500	186,500	330,196
Second Quarter	212,000	180,000	190,500	265,973
Third Quarter	210,500	178,000	205,500	317,506
Fourth Quarter	227,500	187,500	209,000	374,768
2009 (through June 24)	218,000	170,500	173,000	378,180
First Quarter	218,000	181,500	192,000	341,322
January	218,000	204,000	207,500	365,646
February	204,000	187,500	187,500	326,534
March	195,000	181,500	192,000	333,758
Second Quarter (through June 24)	192,500	170,500	173,000	416,287
April	192,500	183,000	183,500	405,964
May	183,500	176,000	176,000	439,608
June (through June 24)	182,000	170,500	173,000	404,289

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2004:

	Prices			Average
Calendar Year	High(1)	Low(1)	Close	Daily Trading Volume
	(US$ per ADS)			(Number of ADSs)

2004	25.01	17.28	22.25	915,441
First Quarter	25.01	19.43	21.30	1,331,177
Second Quarter	21.83	19.15	20.99	845,597
Third Quarter	20.76	17.28	19.45	768,117
Fourth Quarter	23.10	19.30	22.25	727,683
2005	23.14	18.96	20.29	882,342
First Quarter	22.19	19.41	19.72	798,390
Second Quarter	21.84	18.96	20.40	618,870
Third Quarter	23.14	20.06	21.84	1,071,227
Fourth Quarter	21.95	19.74	20.29	1,039,398
2006	27.70	20.62	26.48	866,527
First Quarter	24.56	20.62	23.59	952,819
Second Quarter	27.70	22.54	23.42	1,045,503
Third Quarter	24.16	21.14	23.63	789,033
Fourth Quarter	27.42	22.89	26.48	680,124
2007	33.33	22.46	29.84	1,379,370
First Quarter	26.41	22.46	23.42	1,046,780
Second Quarter	28.02	23.41	27.35	1,498,295
Third Quarter	30.30	26.15	29.70	1,498,032
Fourth Quarter	33.33	29.00	29.84	1,462,495
2008	27.96	14.63	18.18	1,762,329
First Quarter	27.96	19.90	21.61	1,992,134
Second Quarter	23.47	20.67	20.77	1,106,308
Third Quarter	22.29	18.68	18.82	1,663,854
Fourth Quarter	19.51	14.63	18.18	2,297,794
2009 (through June 23)	18.35	12.69	15.06	1,206,829
First Quarter	18.35	12.69	15.45	1,244,030
January	18.35	16.35	16.35	1,113,119
February	16.56	13.39	13.39	984,754
March	16.25	12.69	15.45	1,586,959
Second Quarter (through June 23)	16.53	15.00	15.06	1,167,759
April	16.42	15.00	15.67	1,153,857
May	16.53	15.38	15.73	1,227,860
June (through June 23)	15.86	15.02	15.06	1,114,224

Source: New York Stock Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange Inc. (the “Korea Exchange”) as a joint stock company. There are three different markets run by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market (the “KRX KOSDAQ Market”), and the KRX Derivatives Market (the “KRX Derivatives Market”). The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Securities Dealers Association. Currently, the Korea Exchange is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of June 19, 2009, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 719.5 trillion. For the year ended December 31, 2008, the average daily trading volume of equity securities was approximately 355.2 million shares with an average transaction value of Won 5,189.6 billion. For the period from January 1, 2009 through June 19, 2009 the average trading volume of equity securities was approximately 568.9 million shares with an average transaction value of Won 5,915.2 billion.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

The Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the KRX KOSPI Market. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
					Dividend	Price
					Yield(1)	Earnings
Year	Opening	High	Low	Closing	(%)	Ratio(2)

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009 (through June 19)	1,157.40	1,435.70	1,018.81	1,383.34	2.2	12.0

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 1,363.79 on June 24, 2009.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10.E. Taxation — Korean Taxation”.

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the
	Last Day of Each Period
	Number of					Average Daily Trading Volume, Value
	Listed	(Billions of		(Millions of		Thousands	(Millions of		(Thousands
Year	Companies	Won)		US$)(1)		of Shares	Won)		of US$)(1)

1981	343	~~W~~	2,959	US$	4,223	10,565	~~W~~	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009 (through June 19)	757		719,468		569,109	568,914		5,915,222		4,679,024

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission of Korea and became subject to the Financial Investment Services and Capital Markets Act beginning in February 2009. The law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

Currently, foreigners are permitted to invest in securities including shares of most Korean companies which are not listed on the KRX KOSPI Market nor the KRX KOSDAQ Market and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies with a Brokerage License

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or rehabilitation procedure involving a financial investment company with a brokerage license, the customer of such financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

When a customer places a sell order with a financial investment company with a brokerage license which is not a member of the Korea Exchange and this financial investment company places a sell order with another financial investment company with a brokerage license which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or rehabilitation of the non-member company.

Under the Financial Investment Services and Capital Markets Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a financial investment company with a brokerage license which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or rehabilitation procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per investor in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Incorporation

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code, the Telecommunications Business Act and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and the Telecommunications Business Act. We have filed copies of our articles of incorporation and the Telecommunications Business Act as exhibits to our annual reports on Form 20-F.

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of May 31, 2009, 80,745,711 common shares were issued, of which 8,400,708 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of a majority vote of the shareholders present at such meeting is obtained, and such majority also represents at least one-fourth of the total number of shares outstanding. Under the Financial Investment Services and Capital Markets Act, unless stated otherwise in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. However, our shareholders have opted not to adopt cumulative voting.

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

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2008, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 72.8 billion.

Under the Financial Investment Services and Capital Markets Act, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting shares must be the same as that for our common shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of March 31, 2009, approximately 0.6% of the issued shares were held by members of our employee stock ownership association.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. The Korean Commercial Code and the Financial Investment Services and Capital Markets Act permit cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our shareholders have opted not to adopt cumulative voting.

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

Limitation on Shareholdings

The Telecommunications Business Act prohibits foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) from owning more than 49% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) and owns 15% or more of the outstanding voting stock are deemed foreigners. A foreigner who has acquired shares of our voting stock in excess of such limitation may not exercise its voting rights with respect to the shares exceeding such limitation, and may be subject to the KCC’s corrective orders.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KRX KOSPI Market for the two-

month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the KRX KOSPI Market for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily share price on the KRX KOSPI Market for the one week period before such date of the adoption of the relevant resolution. However, a court may determine this price if we or dissenting shareholders do not accept the purchase price.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission of Korea and the Korea Exchange (1) an annual securities report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial Services Commission of Korea and the Korea Exchange.

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

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

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

Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act, a listed company may acquire common shares through purchases on the Korea Exchange or through a tender offer or pursuant to trust agreements with financial investment companies with a trust license. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

In general, corporate entities in which we own a 50% or more equity interest may not acquire our common shares. On October 26, 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. In October 2007, in accordance with the approval of our board of directors, we extended such trust funds with four Korean banks, but the total amount of funding was reduced to Won 982 billion. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources”.

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

Description of American Depositary Shares

The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADSs, as supplemented by side letters dated as of July 25, 2002, October 1, 2002 and October 1, 2007. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our registration statement on Form F-3 (File No. 333-91304) filed with the SEC. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, United States of America, and at the principal London office of the ADR depositary, currently located at Canada Square, Canary Wharf, London, E14 5LB, England.

American Depositary Receipts

The ADR depositary may execute and deliver ADRs evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary’s custodian in Seoul, or the Custodian. The Custodian is Korea Securities Depository, located at 1328 Paeksok-Dong, Ilsan-Ku, Koyang, 411-770, Kyunggi-Do, Seoul, 150-884, Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian”. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of June 1, 2009. This limit will be adjusted in certain circumstances, including (1) increases upon the cancellation of existing ADSs, (2) increases upon future offerings of ADSs by us or our shareholders, (3) increases for rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of June 1, 2009, ADSs representing 17,942,962 shares of our common stock were outstanding. Notwithstanding the foregoing, the ADR depositary and the custodian may not accept deposits of shares of common stock for issuance of ADSs (i) if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation or (ii) from a person intending to make a deposit that identifies itself to the depositary and that has been identified in writing by us as a holder of at least 3% of our shares of common stock.

The shares of common stock underlying the ADSs are delivered to the ADR depositary’s custodian in book-entry form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate. The ADR depositary and the ADR depositary’s custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of incorporation or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law.

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

If a registration statement under the Securities Act is required with respect to the securities to which any rights relate in order for us to offer the rights to you and to sell the securities represented by these rights, the ADR depositary will not offer such rights to you until such a registration is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the Securities Act or any required filing, report, approval or consent has been submitted, obtained or granted. We or the ADR depositary will not be obligated to register the rights or securities under the Securities Act or to submit, obtain or request any filing, report, approval or consent.

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

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the Custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, represent the right to receive the new deposited shares of common stock, unless additional ADRs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

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

Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the Custodian a proof of citizenship, residence, exchange control approval, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of their interest, to provide information relating to the registration on our shareholders’ register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the Custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, unless otherwise instructed by us, in a timely manner, with copies of any of these proofs and certificates and these written representations and warranties.

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

Information Relating to the ADR Depositary

Citibank, N.A. has been appointed as ADR depositary pursuant to the deposit agreement. Citibank is an indirect wholly-owned subsidiary of Citigroup Inc., a Delaware corporation whose principal office is located in New York, New York. Citibank is a global financial services organization serving individuals, businesses, governments and financial institutions in approximately 100 countries around the world.

Citibank was originally organized on June 16, 1812, and now is a national banking association organized under the National Bank Act of 1864 of the United States of America. Citibank is primarily regulated by the United States Office of the Comptroller of the Currency. Its principal office is at 399 Park Avenue, New York, NY 10022.

The consolidated balance sheets of Citibank are set forth in Citigroup’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, each on file with the SEC.

Citibank’s Articles of Association and By-laws, each as currently in effect, together with Citigroup’s most recent annual and quarterly reports will be available for inspection at the Depositary Receipt office of Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York 10013.

Item 10.C.	Material Contracts

We have not entered into any material contracts since January 1, 2006, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 24 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources”.

Item 10.D.	Exchange Controls

Korean Foreign Exchange Controls and Securities Regulations

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission of Korea has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

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

•	Under current Korean laws and regulations, the depositary is required to obtain our prior consent for any proposed deposit of common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent issuances of ADSs by us or with our consent and stock dividends or other distributions related to the ADSs).

•	In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

We submitted a report to and obtained acceptance thereof by the MOSF for the issuance of ADSs up to an amount corresponding to 24,321,893 common shares. No additional Korean governmental approval is necessary for the issuance of ADSs except that if the total number of our common shares on deposit for conversion into ADSs exceeds 24,321,893 common shares, we may be required to file a report to and obtain acceptance thereof by the MOSF with respect to the increase of such limit and the issuance of additional ADSs.

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of shares with voting rights, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding Equity Securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Services Commission of Korea and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold and promptly deliver a copy of such report to the issuer. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding Equity Securities, or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission of Korea and the Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to (i) professional investors, as defined under the Financial Investment Services and Capital Markets Act, or (ii) persons who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the Financial Investment Services and Capital Markets Act.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported Equity Securities exceeding 5.0%. Furthermore, the Financial Services Commission of Korea may issue an order to dispose of such non-reported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our common shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a “major shareholder”) must report the status of his/her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he/she becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange by the fifth business day of any changes in his/her shareholding. Violations of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment.

Under the regulations of the Financial Services Commission amended on February 4, 2009, (i) if a company listed on the KRX KOSPI Market or a company listed on the KRX KOSDAQ Market has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange, and (ii) if a KRX KOSPI Market-listed company or KRX KOSDAQ Market-listed company is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the Financial Services Commission of Korea and the Korea Exchange.

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

In addition, under the regulations of the Financial Services Commission, effective as of November 30, 2006, we are required to file a securities registration statement with the Financial Services Commission and such securities registration statement has to become effective pursuant to the Financial Investment Services and Capital Markets Act in order for us to issue shares represented by ADSs, except in certain limited circumstances.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and the regulations of Financial Services Commission of Korea, together referred to as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI

Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others:

•	odd-lot trading of shares;

•	acquisition of shares by a foreign company as a result of a merger;

•	acquisition or disposal of shares in connection with a tender offer;

•	acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

•	acquisition of shares through exercise of rights under securities issued outside of Korea;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of shares by direct investment under the Foreign Investment Promotion Law;

•	acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX KOSPI Market or KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person.

For over-the-counter transactions of shares between foreigners outside the KRX KOSPI Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from financial investment companies with respect to shares which are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) and shares being publicly offered for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOSF. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the KRX KOSPI Market and the KRX KOSDAQ Market, such acquisition or sale of shares must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX KOSPI Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. The Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

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

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to make a portfolio investment in shares of a Korean company listed on the KRX KOSPI Market or the KRX KOSDAQ Market must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

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

Financial investment companies with a securities dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these financial investment companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in 2007 or 2008 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

Korean Taxation

The following is a summary of the principal Korean tax consequences to owners of the common shares or ADSs, as the case may be, who are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected (“Non-resident Holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the common shares or ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Tax on Dividends

Dividends on the common shares or ADSs paid (whether in cash or in shares) to a Non-resident Holder will be subject to Korean withholding taxes at the rate of 22% (including local surtax) or such lower rate as is applicable under a treaty between Korea and such Non-resident Holder’s country of tax residence. Free distributions of shares representing a capitalization of certain capital surplus reserves may be subject to Korean withholding taxes.

The tax is withheld by the payer of the dividend. Since the payer is required to withhold the tax, Korean law does not entitle the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld, even if it subsequently produces evidence that it was entitled to have tax withheld at a lower rate, except in certain limited circumstances.

Tax on Capital Gains

As a general rule, capital gains earned by Non-resident Holders upon transfer of the common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local surtax) of the gross proceeds realized or (ii) 22% (including local surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean income taxation under the effective Korean tax treaty with the Non-resident Holder’s country of tax residence.

However, a Non-resident Holder will not be subject to Korean income taxation on capital gains realized upon the sale of the common shares through the KRX KOSPI Market if the Non-resident Holder (i) has no permanent establishment in Korea and (ii) did not or has not owned (together with any shares owned by any entity with certain special relationship with such Non-resident Holder) 25% or more of the total issued and outstanding shares of us at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

It should be noted that capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation, provided that the ADSs are deemed to have been issued overseas. If and when an owner of the underlying common shares transfers the ADSs following the conversion of the underlying shares for ADSs, such person will not be exempt from Korean income taxation and will be obligated to file a corporate income tax return and pay tax on gain realized from such transfer unless a purchaser or a licensed financial investment company, as the case may be, withholds and remits the tax on capital gains derived from transfer of ADSs.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved.

Under Korean inheritance and gift tax laws, securities issued by a Korean corporation are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.5% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.3% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.5% of the sales price of such shares if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (i) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (ii) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (i) between 10% to 40% of the tax amount due, depending on the nature of the improper reporting, and (ii) 10.95% per annum on the tax amount due for the default period.

Tax Treaties

Currently, Korea has income tax treaties with a number of countries, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, Ireland, the Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America under which the rate of withholding tax on dividend and interest is reduced, generally to between 5% and 16.5% (including local surtax), and the tax on capital gains derived by a non-resident from the transfer of securities issued by a Korean company is often eliminated.

Each Non-resident Holder of common shares should inquire for itself whether it is entitled to the benefits of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of interest, dividend, capital gains or “other income” to submit to us (or our agent), the purchaser or the financial investment company with a brokerage license, as the case may be, prior to or at the time of payment, such evidence of tax residence of the party claiming the treaty benefit as the Korean tax authorities may require in support of its claim for treaty protection. In the absence of sufficient proof, we (or our agent), the purchaser or the financial investment company with a brokerage license, as the case may be, must withhold tax at the normal rates.

Furthermore, in order for a non-resident of Korea to obtain the benefits of tax exemption on certain Korean source income (e.g., capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agent) to submit to the payer of such Korean source income an application for a tax exemption along with a certificate of tax residency of such non-resident issued by a competent authority of the non-resident’s country of tax residence, subject to certain exceptions. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

At present, Korea has not entered into any tax treaty relating to inheritance or gift tax.

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

Documents filed with annual reports and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at SK T-Tower, 11, Euljiro 2-ga, Jung-gu, Seoul 100-999, Korea.

Item 10.I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate and Interest Rate Risks

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$100 million borrowed in October 2006, Yen 12.5 billion borrowed in November 2007, US$150 million borrowed in November 2008. We have also entered into floating-to-fixed interest rate swap contracts to hedge the interest rate risks of a floating rate discounted bill with face amounts totaling Won 200 billion borrowed in June 2006 and long-term floating rate borrowings with face amounts totaling Won 500 billion borrowed in July and August 2008. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of our investment in U.S. dollar-denominated equity securities of China Unicom and long-term borrowing of US$400 million borrowed in July 2007.

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

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 0.74% or Won 16.9 billion as of December 31, 2008.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2008:

	Maturities
	2009		2010		2011		2012		2013		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)

Local currency:
Fixed rate	~~W~~	792.5	~~W~~	470.6	~~W~~	537.6	~~W~~	5.5	~~W~~	441.7	~~W~~	769.6	~~W~~	3,017.5	~~W~~	3,063.7
Average weighted rate(1)		6.33%		5.93%		6.15%		5.91%		5.75%		5.20%
Variable rate		300.3		0.1		700.0		—		—		—		1,000.4		1,000.4
Average weighted rate(1)		7.31%		3.25%		4.93%		0.00%		0.00%		0.00%
Sub-total		1,092.8		470.7		1,237.6		5.5		441.7		769.6		4,017.9		4,064.1
Foreign currency:
Fixed rate		279.6		—		375.6		649.9		—		494.0		1,799.1		2,202.5
Average weighted rate(1)		0.00%		0.00%		4.25%		0.00%		0.00%		6.63%
Variable rate		—		187.3		—		173.7		125.8		—		486.8		486.7
Average weighted rate(1)		0.00%		4.51%		0.00%		1.38%		0.00%		0.00%
Sub-total		279.6		187.3		375.6		823.6		125.8		494.0		2,285.9		2,689.2
Total	~~W~~	1,372.4	~~W~~	658.0	~~W~~	1,613.2	~~W~~	829.1	~~W~~	567.5	~~W~~	1,263.6	~~W~~	6,303.8	~~W~~	6,753.3

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% change in interest rates would result in a change of approximately 4.12% in the fair value of our liabilities resulting in a Won 203.5 billion change in their value as of December 31, 2008 and a Won 14,871 million annualized change in interest expenses.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and

15d-15(e) under the Exchange Act, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders’ meeting in March 2008, our shareholders elected the following three members of the Audit Committee: Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho. In addition, they determined and designated that Jae Ho Cho is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jae Ho Cho is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our Audit Committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm Deloitte Anjin LLC for the year ended December 31, 2007 and 2008, respectively:

	Years Ended December 31,
	2007		2008
	(In millions of Won)

Audit Fees	~~W~~	1,220.5	~~W~~	1,687.0
Audit-Related Fees	~~W~~	81.1	~~W~~	—
Tax Fees	~~W~~	277.0	~~W~~	229.7
All Other Fees	~~W~~	—	~~W~~	—
Total	~~W~~	1,578.6	~~W~~	1,916.7

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2007 and 2008, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2007 and 2008, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2007 and 2008, respectively, for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2007 and 2008, respectively, primarily for business consulting.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

Our audit committee pre-approves all audit services to be provided by Deloitte Anjin LLC, our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm.

Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the SEC.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth the repurchases of common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended December 31, 2008.

Maximum Number
				Total Number of	of Shares That
				Shares Purchased	May yet be
				as Part of Publicly	Purchased Under
	Total Number of	Average Price Paid		Announced Plans	the Plans or
Period 2008	Shares Purchased	per Share		or Program(2)	Program(2)

January	—	~~W~~	—	—	—
February	—	~~W~~	—	—	—
March	—	~~W~~	—	—	—
April	—	~~W~~	—	—	—
May	—	~~W~~	—	—	—
June	—	~~W~~	—	—	—
July	—	~~W~~	—	—	—
August	—	~~W~~	—	—	—
September	—	~~W~~	—	—	—
October	—	~~W~~	—	—	—
November	—	~~W~~	—	—	—
December	306,988(1)	~~W~~	206,972	306,988	141,012
Total	306,988(1)	~~W~~	206,972	306,988	141,012

(1)	Purchased through open market transactions.

(2)	On October 24, 2008, we announced a plan to repurchase up to 448,000 common shares during the period between October 27, 2008 and January 26, 2009. In January 2009, we completed the repurchase under this plan by purchasing the remaining 141,012 shares.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Recommendation Committee composed of independent directors and management directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of three independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has three independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number		Description

1.1		Articles of Incorporation
2	.1*	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares
8.1		List of Subsidiaries of SK Telecom Co., Ltd.
12.1		Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1**	Framework Act on Telecommunications, as amended (English translation)
15	.2**	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation)
15	.3**	Telecommunications Business Act, as amended (English translation)
15	.4**	Enforcement Decree of the Telecommunications Business Act (English translation)
15	.5**	Amendment to the Government Organization Act
99.1		Consent of Deloitte Anjin LLC

*	Filed previously as exhibits to our Form 20-F filed on June 30, 2006.

**	Filed previously as exhibits to our Form 20-F filed on June 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/  Man Won Jung
Name:     Man Won Jung

Title:	President, Chief Executive Officer &
Representative Director

Date: June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2006, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries at December 31, 2006, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the amended Statements of Korea Accounting Standards (“SKAS”) No. 25, Consolidated Financial Statements, as of January 1, 2008.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Deloitte Anjin LLC

Seoul, Korea
June 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 (all expressed in Korean won) of the Company and our report dated June 19, 2009, expressed an unqualified opinion on those financial statements, and included explanatory paragraphs relating to (1) the Company’s adoption of the amended Statements of Korea Accounting Standards (“SKAS”) No. 25, Consolidated Financial Statements, (2) the translation of Korean won amounts to U.S. dollar amounts and (3) information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/  Deloitte Anjin LLC

Seoul, Korea
June 19, 2009

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006, 2007 AND 2008

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2006		2007		2008		2008
	(In millions)						(In thousands)

ASSETS
CURRENT ASSETS :
Cash and cash equivalents, net of government subsidy of nil, ~~W~~142 million and ~~W~~127 million as of December 31, 2006, 2007 and 2008 (Notes 2, 13 and 29)	~~W~~	485,972	~~W~~	885,847	~~W~~	1,011,340	$801,379
Short-term financial instruments (Notes 21 and 22)		98,085		148,103		368,490	291,989
Short-term investment securities (Notes 2 and 4)		665,647		736,643		372,913	295,494
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~106,737 million, ~~W~~93,551 million and ~~W~~150,320 million as of December 31, 2006, 2007 and 2008 (Notes 2, 13 and 24)		1,800,606		1,774,935		1,900,002	1,505,548
Short-term loans, net of allowance for doubtful accounts of ~~W~~9,629 million, ~~W~~6,845 million and ~~W~~7,599 million as of December 31, 2006, 2007 and 2008 (Notes 2, 6 and 13)		69,745		84,570		119,087	94,364
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~31,233 million, ~~W~~28,649 million and ~~W~~30,357 million as of December 31, 2006, 2007 and 2008 and present value discount of ~~W~~27,314 million as of December 31, 2008 (Notes 2, 13 and 24)		1,305,284		948,322		1,346,056	1,066,605
Inventories (Notes 2, 3 and 23)		19,778		47,052		34,974	27,713
Prepaid expenses		116,727		108,552		127,432	100,976
Current deferred income tax assets, net (Notes 2 and 17)		49,940		36,383		27,786	22,017
Currency swap (Notes 2 and 27)		16,660		—		8,236	6,526
Advanced payments and other		35,518		42,665		106,131	84,098

Total Current Assets		4,663,962		4,813,072		5,422,447	4,296,709

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 7, 12, 22, 23 and 24)		4,507,335		4,969,354		7,437,689	5,893,573
Intangible assets, net (Notes 2, 8 and 12)		3,518,411		3,433,962		3,978,145	3,152,254
Long-term financial instruments (Note 21)		10,445		15,535		114	90
Long-term investment securities (Notes 2 and 4)		2,475,418		5,058,519		3,105,295	2,460,614
Equity securities accounted for using the equity method (Notes 2 and 5)		750,921		350,966		898,512	711,975
Long-term loans, net of allowance for doubtful accounts of ~~W~~19,117 million, ~~W~~23,079 million and ~~W~~26,376 million as of December 31, 2006, 2007 and 2008 (Notes 2 and 6)		18,569		84,906		155,360	123,106
Long-term accounts receivable — other, net of present value discount of ~~W~~45,464 million as December 31, 2008 (Note 2)		—		—		572,139	453,359
Guarantee deposits (Notes 13 and 24)		139,619		148,987		239,480	189,762
Long-term currency swap (Notes 2 and 27)		—		13,057		494,711	392,006
Long-term interest rate swap (Notes 2 and 27)		—		3,170		—	—
Non-current deferred income tax assets (Notes 2 and 17)		2,655		7,286		4,948	3,921
Other		152,633		150,121		164,831	130,611

Total Non-Current Assets		11,576,006		14,235,863		17,051,224	13,511,271

TOTAL ASSETS	~~W~~	16,239,968	~~W~~	19,048,935	~~W~~	22,473,671	$17,807,980

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2006		2007		2008		2008
	(In millions)						(In thousands)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 13 and 24)	~~W~~	1,221,704	~~W~~	1,252,734	~~W~~	1,268,750	$1,005,349
Short-term borrowings (Notes 21 and 22)		58,344		24,616		627,657	497,351
Income taxes payable		336,536		319,108		328,403	260,224
Dividend payable		268		308		227	180
Accrued expenses (Notes 2 and 26)		375,063		436,008		861,836	682,913
Withholdings		339,144		226,407		315,537	250,029
Current portion of long-term debt, net (Notes 2, 8, 9, 10 and 12)		797,042		634,990		936,009	741,687
Current portion of subscription deposits (Note 11)		17,576		7,564		8,281	6,562
Currency swap (Notes 2 and 27)		—		12,646		190,359	150,839
Current deferred income tax liabilities (Notes 2 and 17)		—		4		—	—
Advanced receipts and other		62,739		102,489		91,762	72,711

Total Current Liabilities		3,208,416		3,016,874		4,628,821	3,667,845

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2, 9 and 22)		1,995,323		2,348,661		4,074,392	3,228,520
Long-term borrowings (Notes 10 and 22)		293,026		323,421		856,471	678,662
Subscription deposits (Note 11)		21,140		6,425		4,796	3,800
Long-term payables — other, net of present value discount of ~~W~~42,461 million, ~~W~~27,886 million and ~~W~~15,416 million as of December 31, 2006, 2007 and 2008 (Notes 2 and 8)		517,539		422,114		304,584	241,350
Obligations under capital lease (Notes 2, 12 and 22)		1,860		712		139,273	110,359
Accrued severance indemnities, net (Note 2)		22,284		44,322		53,815	42,643
Non-current deferred income tax liabilities, net (Notes 2 and 17)		532,639		1,044,758		408,755	323,895
Long-term currency swap (Notes 2 and 27)		112,970		110,911		23,947	18,975
Long-term interest swap (Notes 2 and 27)		454		—		33,499	26,544
Guarantee deposits received and other (Notes 2, 21, 24 and 26)		51,229		43,104		120,878	95,783

Total Non-Current Liabilities		3,548,464		4,344,428		6,020,410	4,770,531

Total Liabilities		6,756,880		7,361,302		10,649,231	8,438,376

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 14)		44,639		44,639		44,639	35,372
Capital surplus (Note 14)		2,966,399		2,956,106		2,958,854	2,344,575
Capital adjustments:
Treasury stock (Notes 1 and 16)		(2,014,927)		(2,041,483)		(2,055,620)	(1,628,859)
Loss on disposal of treasury stock (Notes 16 and 17)		(7,887)		(94)		—	—
Other capital adjustment (Notes 2, 5 and 17)		(12,826)		(31,146)		(103,769)	(82,226)
Accumulated other comprehensive income (loss) (Note 18):
Unrealized gains on valuation of long-term investment securities, net (Notes 2, 4 and 17)		429,228		1,624,613		407,842	323,171
Equity in other comprehensive gain (loss) of affiliates, net (Notes 2, 5 and 17)		107,324		1,727		(68,763)	(54,487)
Gain (loss) on valuation of currency swap, net (Notes 2, 17 and 27)		(16,487)		(11,816)		8,544	6,770
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 27)		(329)		2,298		(26,129)	(20,704)
Foreign-based operations’ translation adjustment (Note 2)		(29,726)		(25,564)		34,698	27,494
Retained earnings (Note 15)		7,847,434		8,914,970		9,448,185	7,486,676
Minority interest in equity of consolidated subsidiaries (Note 2)		170,246		253,383		1,175,959	931,822

Total Stockholders’ Equity		9,483,088		11,687,633		11,824,440	9,369,604

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	16,239,968	~~W~~	19,048,935	~~W~~	22,473,671	$17,807,980

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	2006		2007		2008		2008
	(In millions except for per share data)						(In thousands
							except for per
							share data)

OPERATING REVENUE (Notes 2, 24, 30 and 32)	~~W~~	11,027,977	~~W~~	11,863,357	~~W~~	14,020,984	$11,110,130

OPERATING EXPENSES (Notes 24 and 30):
Labor cost		(491,839)		(544,713)		(731,418)	(579,571)
Commissions paid		(3,293,197)		(4,055,147)		(4,884,819)	(3,870,697)
Depreciation and amortization (Notes 7 and 8)		(1,553,635)		(1,821,972)		(2,599,791)	(2,060,056)
Network interconnection		(1,014,913)		(1,078,714)		(1,327,417)	(1,051,836)
Leased line		(412,902)		(410,408)		(521,118)	(412,930)
Advertising		(307,190)		(312,604)		(363,412)	(287,965)
Research and development (Note 2)		(211,961)		(218,652)		(226,714)	(179,647)
Rent		(206,708)		(234,006)		(290,655)	(230,313)
Frequency usage		(158,958)		(166,395)		(163,938)	(129,903)
Repair		(150,848)		(168,633)		(226,858)	(179,761)
Provision for bad debts (Note 2)		(61,457)		(48,835)		(62,973)	(49,899)
Cost of goods sold (Note 2)		(121,381)		(239,146)		(233,200)	(184,786)
Other		(421,856)		(462,177)		(636,203)	(504,123)

Sub-total		(8,406,845)		(9,761,402)		(12,268,516)	(9,721,487)

OPERATING INCOME (Note 31)		2,621,132		2,101,955		1,752,468	1,388,643

OTHER INCOME:
Interest income (Note 4)		79,969		93,838		136,006	107,770
Dividends		20,351		21,119		52,477	41,582
Rent		—		17,367		19,295	15,289
Commissions (Note 24)		33,226		32,196		17,148	13,588
Reversal of allowance for doubtful accounts		789		614		2,084	1,651
Foreign exchange and translation gains (Note 2)		4,412		12,091		478,394	379,076
Equity in earnings of affiliates (Notes 2 and 5)		45,787		247,382		24,894	19,726
Gain on disposal of investment assets		27,490		3,721		17,409	13,795
Gain on disposal of property and equipment and intangible assets		4,507		9,776		10,000	7,924
Gain on transactions and valuation of currency swap (Notes 2 and 27)		16,660		10,799		265,142	210,097
Gain on transactions and valuation of interest swap (Notes 2 and 27)		—		—		2	2
Gain on conversion of convertible bonds (Note 4)		—		373,140		—	—
Gain on repayment of bonds		—		6,160		—	—
Other		51,667		33,681		34,233	27,126

Sub-total		284,858		861,884		1,057,084	837,626

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	2006		2007		2008		2008
	(In millions except for per share data)						(In thousands
							except for per
							share data)

OTHER EXPENSES:
Interest and discounts		(239,138)		(238,958)		(366,022)	(290,033)
Donations		(103,348)		(72,849)		(100,224)	(79,417)
Foreign exchange and translation losses (Note 2)		(4,139)		(12,966)		(161,788)	(128,200)
Loss on valuation of short-term investment securities (Notes 2 and 4)		—		(1,203)		(8,358)	(6,623)
Equity in losses of affiliates (Notes 2 and 5)		(211,464)		(175,474)		(54,268)	(43,002)
Impairment loss on investment securities (Notes 2 and 4)		(27,696)		(5,466)		(223,207)	(176,868)
Loss on disposal of investment assets		(6,096)		(1,190)		(12,148)	(9,626)
Loss on disposal of property, equipment and intangible assets		(17,148)		(30,680)		(70,314)	(55,716)
Impairment loss on assets (Note 2)		(7,030)		(10,634)		(14,754)	(11,691)
Loss on transactions and valuation of currency swap (Notes 2 and 27)		(9,258)		(33,876)		(441,207)	(349,609)
Loss on transactions and valuation of interest swap (Notes 2 and 27)		—		—		(48)	(38)
External research and development cost (Note 2)		(67,021)		(74,388)		(72,993)	(57,839)
Special severance indemnities (Note 2)		(144,021)		—		—	—
Other		(48,053)		(20,390)		(25,488)	(20,196)

Sub-total		(884,412)		(678,074)		(1,550,819)	(1,228,858)

INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX		2,021,578		2,285,765		1,258,733	997,411
INCOME TAX FOR CONTINUING OPERATION (Notes 2 and 17)		572,026		694,487		298,850	236,807
PREACQUISITION NET LOSS OF SUBSIDIARIES		—		21,088		32,664	25,883
LOSS FROM DISCONTINUED OPERATION (Note 2)		—		(50,101)		(20,209)	(16,013)

NET INCOME	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338	$770,474

ATTRIBUTABLE TO:
Majority interests	~~W~~	1,451,491	~~W~~	1,648,876	~~W~~	1,215,719	$963,327
Minority interests		(1,939)		(86,611)		(243,381)	(192,853)

	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338	$770,474

NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,801	~~W~~	23,143	~~W~~	16,453	$13.04

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,801	~~W~~	22,696	~~W~~	16,707	$13.24

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,523	~~W~~	22,813	~~W~~	16,309	$12.92

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,523	~~W~~	22,375	~~W~~	16,559	$13.12

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Accumulated
							Other						Total
	Common		Capital		Capital		Comprehensive		Retained		Minority		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity

(In millions of Korean won)
Balance, January 1, 2006	~~W~~	44,639	~~W~~	2,954,840	~~W~~	(2,043,625)	~~W~~	(4,890)	~~W~~	7,267,649	~~W~~	108,927	~~W~~	8,327,540
Cumulative effect of change in accounting policies (Note 2)		—		15,025		(15,025)		—		—		—		—

Adjusted balance, January 1, 2006		44,639		2,969,865		(2,058,650)		(4,890)		7,267,649		108,927		8,327,540
Cash dividends (Note 20)		—		—		—		—		(588,914)		—		(588,914)
Interim dividends (Note 20)		—		—		—		—		(73,714)		—		(73,714)
Net income		—		—		—		—		1,451,491		(1,939)		1,449,552
Conversion of convertible bonds (Notes 9 and 16)		—		(3,733)		—		—		—		—		(3,733)
Transfer of stock option from capital adjustments to capital surplus (Notes 2 and 14)		—		234		(234)		—		—		—		—
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(1,095)		—		—		—		(1,095)
Equity in capital surplus changes of affiliates		—		33		—		—		—		—		33
Equity in other capital adjustment changes of affiliates		—		—		48		—		—		—		48
Treasury stock (Note 16)		—		—		32,178		—		—		—		32,178
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		(7,887)		—		—		—		(7,887)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		471,321		—		—		471,321
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		45,956		—		—		45,956
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(19,737)		—		—		(19,737)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		(2,311)		—		—		(2,311)
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		(329)		—		—		(329)
Acquisition and retirement of treasury stock		—		—		—		—		(209,078)		—		(209,078)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		63,258		63,258

Balance, December 31, 2006	~~W~~	44,639	~~W~~	2,966,399	~~W~~	(2,035,640)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246	~~W~~	9,483,088

Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,950,327	~~W~~	(2,019,568)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246	~~W~~	9,483,088
Cumulative effect of change in accounting policies (Note 2)		—		16,072		(16,072)		—		—		—		—

Adjusted balance, January 1, 2007		44,639		2,966,399		(2,035,640)		490,010		7,847,434		170,246		9,483,088
Cash dividends (Note 20)		—		—		—		—		(508,672)		—		(508,672)
Interim dividends (Note 20)		—		—		—		—		(72,668)		—		(72,668)
Net income		—		—		—		—		1,648,876		(86,611)		1,562,265
Conversion of convertible bonds (Notes 9 and 16)		—		(11,116)		—		—		—		—		(11,116)
Transfer of stock option from capital adjustments to capital surplus (Notes 2 and 14)		—		3,247		(3,247)		—		—		—		—
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(30,086)		—		—		—		(30,086)
Equity in capital surplus changes of affiliates		—		(2,424)		—		—		—		—		(2,424)
Equity in other capital adjustment changes of affiliates						15,013								15,013
Treasury stock (Note 16)		—		—		(26,556)		—		—		—		(26,556)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

							Accumulated
							Other						Total
	Common		Capital		Capital		Comprehensive		Retained		Minority		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity

Loss on disposal of treasury stock (Notes 16 and 17)		—		—		7,793		—		—		—		7,793
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		1,195,385		—		—		1,195,385
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(105,597)		—		—		(105,597)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		4,162		—		—		4,162
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		4,671		—		—		4,671
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		2,627		—		—		2,627
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		169,748		169,748

Balance, December 31, 2007	~~W~~	44,639	~~W~~	2,956,106	~~W~~	(2,072,723)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633

Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,924,960	~~W~~	(2,041,577)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633
Cumulative effect of change in accounting policies (Note 2)		—		31,146		(31,146)		—		—		—		—

Adjusted balance, January 1, 2008		44,639		2,956,106		(2,072,723)		1,591,258		8,914,970		253,383		11,687,633
Cash dividends (Note 20)		—		—		—		—		(609,711)		—		(609,711)
Interim dividends (Note 20)		—		—		—		—		(72,793)		—		(72,793)
Net income		—		—		—		—		1,215,719		(243,381)		972,338
Conversion of convertible bonds (Notes 9 and 16)		—		1,544		—		—		—		—		1,544
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(75,329)		—		—		—		(75,329)
Equity in capital surplus changes of affiliates		—		481		—		—		—		—		481
Equity in other capital adjustment changes of affiliates		—		—		2,706		—		—		—		2,706
Treasury stock (Note 16)		—		723		(14,137)		—		—		—		(13,414)
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		94		—		—		—		94
Unrealized loss on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		(1,216,771)		—		—		(1,216,771)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(70,490)		—		—		(70,490)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		60,262		—		—		60,262
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		20,360		—		—		20,360
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		(28,427)		—		—		(28,427)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		1,165,957		1,165,957

Balance, December 31, 2008	~~W~~	44,639	~~W~~	2,958,854	~~W~~	(2,159,389)	~~W~~	356,192	~~W~~	9,448,185	~~W~~	1,175,959	~~W~~	11,824,440

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

				Accumulated
				Other			Total
	Common	Capital	Capital	Comprehensive	Retained	Minority	Stockholders’
	Stock	Surplus	Adjustments	Income	Earnings	Interest	Equity

(In thousands of U.S. dollars) (Note 2 a)
Balance, January 1, 2008	$35,372	$2,317,718	( $1,617,731)	$1,260,902	$7,064,160	$200,778	$9,261,199
Cumulative effect of change in accounting policies (Note 2)	—	24,680	(24,680)	—	—	—	—

Adjusted balance, January 1, 2008	35,372	2,342,398	(1,642,411)	1,260,902	7,064,160	200,778	9,261,199
Cash dividends (Note 20)	—	—	—	—	(483,131)	—	(483,131)
Interim dividends (Note 20)	—	—	—	—	(57,680)	—	(57,680)
Net income	—	—	—	—	963,327	(192,853)	770,474
Conversion of convertible bonds (Notes 9 and 16)	—	1,223	—	—	—	—	1,223
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)	—	—	(59,690)	—	—	—	(59,690)
Equity in capital surplus changes of affiliates	—	381	—	—	—	—	381
Equity in other capital adjustment changes of affiliates	—	—	2,143	—	—	—	2,143
Treasury stock (Note 16)	—	573	(11,201)	—	—	—	(10,628)
Loss on disposal of treasury stock (Notes 16 and 17)	—	—	74	—	—	—	74
Unrealized loss on valuation of long-term investment securities (Notes 2 and 4)	—	—	—	(964,161)	—	—	(964,161)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)	—	—	—	(55,856)	—	—	(55,856)
Foreign-based operations’ translation adjustment (Note 2)	—	—	—	47,751	—	—	47,751
Gain on valuation of currency swap (Notes 2 and 27)	—	—	—	16,133	—	—	16,133
Gain on valuation of interest rate swap (Notes 2 and 27)	—	—	—	(22,525)	—	—	(22,525)
Increase in minority interest in equity of consolidated subsidiaries	—	—	—	—	—	923,897	923,897

Balance, December 31, 2008	$35,372	$2,344,575	( $1,711,085)	$282,244	$7,486,676	$931,822	$9,369,604

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006		2007		2008		2008
	In millions of Korean Won						In thousands of
							U.S. Dollars
							(Note 2a)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income:	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338	$770,474

Expenses not involving cash payments:
Provision for severance indemnities		47,370		44,233		93,094	73,767
Depreciation and amortization		1,698,364		1,971,327		2,759,276	2,186,431
Allowance for doubtful accounts		86,321		58,272		73,325	58,102
Foreign currency translation loss		1,106		9,411		132,162	104,724
Loss on valuation of short-term investment securities		—		1,203		8,358	6,623
Equity in losses of affiliates		211,464		175,474		54,268	43,002
Impairment loss on investment securities		27,696		5,466		223,207	176,868
Loss on disposal of investment assets		6,096		1,190		12,148	9,626
Loss on disposal of property, equipment and intangible assets		17,148		30,680		70,314	55,716
Loss on disposal of consolidated subsidiaries		—		—		724	574
Impairment loss on assets		7,030		10,634		14,754	11,691
Loss on transaction and valuation of currency swap		9,258		33,876		441,207	349,609
Loss on transaction of interest rate swap		—		—		48	38
Amortization of discounts on bonds and other		51,077		47,640		46,586	36,915
Loss from discontinued operation		—		50,101		20,209	16,013

Sub-total		2,162,930		2,439,507		3,949,680	3,129,699

Income not involving cash receipts:
Foreign translation gain		924		5,373		428,575	339,600
Reversal of allowance for doubtful accounts		789		614		2,084	1,651
Equity in earnings of affiliates		45,787		247,382		24,894	19,726
Gain on valuation of trading securities		—		128		—	—
Gain on disposal of investment assets		27,490		3,721		17,409	13,795
Gain on disposal of consolidated subsidiaries		1,556		—		—	—
Gain on disposal of property, equipment and intangible assets		4,507		9,776		10,000	7,924
Gain on transactions and valuation of currency swap		16,660		10,799		265,142	210,097
Gain on transactions of interest rate swap		—		—		2	2
Gain on conversion of convertible bond		—		373,140		—	—
Gain on repayment of bonds		—		6,160		—	—
Gain on disposal of other non-current assets and other		3,075		13,623		6,036	4,782

Sub-total		100,788		670,716		754,142	597,577

Changes in assets and liabilities related to operating activities :
Accounts receivable — trade		(161,914)		43,020		72,097	57,129
Accounts receivable — other		57,253		372,778		(383,668)	(304,016)
Inventories		(9,145)		(8,895)		(66,166)	(52,429)
Prepaid expenses		61,148		67,669		8,841	7,006
Advanced payments and other		5,865		(16,248)		(59,552)	(47,189)
Long-term accounts receivables — other		—		—		514	407
Accounts payable		161,611		(33,475)		(104,300)	(82,647)
Income taxes payable		(44,637)		(21,791)		118,011	93,511
Accrued expenses		37,985		(9,723)		405,084	320,986
Withholdings		123,003		(111,918)		70,400	55,784
Current portion of subscription deposits		885		(8,220)		(1,113)	(882)
Advance receipts and other		21,585		21,832		(20,367)	(16,138)
Deferred income taxes		(76,423)		121,681		(194,865)	(154,410)
Dividends received from affiliates		1,318		2,184		1,214	962
Severance indemnity payments		(262,948)		(13,732)		(107,037)	(84,815)
Deposits for group severance indemnities and other		162,545		(14,518)		(610,031)	(483,384)

Sub-total		78,131		390,644		(870,938)	(690,125)

Net Cash Provided by Operating Activities		3,589,825		3,721,700		3,296,938	2,612,471

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2006		2007		2008		2008
	In millions of Korean Won						In thousands of
							U.S. Dollars
							(Note 2a)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment securities, net	~~W~~	80,061	~~W~~	28,852	~~W~~	—	$—
Decrease in short-term financial instruments, net		4,470		—		174,441	138,226
Collection of short-term loans		69,892		119,608		215,074	170,423
Decrease in long-term financial instruments		2		2,118		16,159	12,804
Collection of long-term loans		654		3,652		10,646	8,436
Proceeds from sales of long-term investment securities		305,953		4,804		386,740	306,450
Proceeds from sales of equity securities accounted for using the equity method		80,014		20,258		8,292	6,571
Proceeds from disposal of consolidated subsidiary		39,062		—		—	—
Decrease in guarantee deposits		71,164		32,594		26,361	20,888
Decrease in other non-current assets		19,940		30,444		40,913	32,419
Proceeds from disposal of property and equipment		14,353		30,429		45,533	36,080
Proceeds from disposal of intangible assets		1,630		6,739		9,496	7,525
Cash inflows from transaction of currency swap		—		17,242		727	576

Sub-total		714,195		296,740		934,382	740,398

Cash outflows from investing activities:
Increase in short-term financial instruments, net	~~W~~	10,091	~~W~~	7,822	~~W~~	—	$—
Increase in short-term investment securities, net		—		—		40	32
Increase in short-term loans		92,753		104,674		239,414	189,710
Increase in long-term financial instruments				652		6,086	4,823
Acquisition of long-term investment securities		1,127,396		371,394		31,420	24,897
Increase in long-term loans		12,623		100,006		35,290	27,964
Acquisition of equity securities accounted for using the equity method		244,333		76,629		601,066	476,281
Increase in equity of consolidated subsidiaries		27,406		12,514		1,093,104	866,168
Increase in guarantee deposits		30,290		31,056		57,287	45,394
Increase in other non-current assets		132,349		78,853		96,303	76,308
Acquisition of property and equipment		1,498,142		1,804,148		2,236,930	1,772,528
Acquisition of intangible assets		73,964		115,102		149,341	118,337
Cash outflows from transaction of currency swap		—		8,769		263,495	208,792

Sub-total		3,249,347		2,711,619		4,809,776	3,811,234

Net Cash Used in Investing Activities		(2,535,152)		(2,414,879)		(3,875,394)	(3,070,836)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds payable	~~W~~	384,990	~~W~~	761,117	~~W~~	1,307,679	$1,036,196
Proceeds from short-term borrowings		51,230		35,946		472,958	374,769
Proceeds from long-term borrowings		294,800		—		510,577	404,578
Increase in guarantee deposits received and other		3,370		2,327		4,532	3,591
Proceeds from disposal of treasury stock		—		45,133		42,246	33,475
Cash inflows from transaction of currency swap		—		2,901		—	—
Increase in equity of consolidated subsidiaries		19,050		4,677		64,402	51,032

Sub-total		753,440		852,101		2,402,394	1,903,641

Cash outflows from financing activities:
Repayment of current portion of long-term debt		815,287		907,176		558,107	442,240
Repayment of short-term borrowings		—		86,561		—	—
Repayment of long-term borrowings		404		93,336		193,400	153,250
Repayment of bonds payable		1,230		61,306		—	—
Payment of dividends		662,815		581,309		682,504	540,811
Decrease in subscription deposits		2,630		14,714		—	—
Cash outflows from transaction of currency swap		—		11,838		—	—
Acquisition and retirement of treasury stock		209,078		118,512		63,538	50,347

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2006		2007		2008		2008
	In millions of Korean Won						In thousands of
							U.S. Dollars
							(Note 2a)

Decrease in equity of consolidated subsidiaries		—		6,607		24,863	19,701
Other		14,374		11,997		10,567	8,374

Sub-total		1,705,818		1,893,356		1,532,979	1,214,723

Net Cash Provided by (Used in) Financing Activities		(952,378)		(1,041,255)		869,415	688,918

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES (Note 2)		(9,317)		6,097		37,371	29,613

NET INCREASE IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		14,568		102,079		36,413	28,853

PRE ACQUISITION CASH FLOWS OF SUBSIDIARIES		—		(11,396)		17,250	13,669

INCREASE IN CASH AND CASH EQUIVALENTS DUE TO MERGER		—		50,448		—	—

CASH FLOWS FROM DISCONTINUED OPERATION (Note 2)		—		(12,777)		(256,515)	(203,261)

NET INCREASE IN CASH AND CASH EQUIVALENTS		107,546		400,017		125,478	99,427

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 29)		378,426		485,972		885,989	702,052

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 29)	~~W~~	485,972	~~W~~	885,989	~~W~~	1,011,467	$801,479

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operators in Vietnam, Mongolia, and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of December 31, 2008, the Company’s total issued shares are held by the following:

		Percentage of
	Number of	Total Shares
	Shares	Issued (%)

SK Group	18,748,452	23.09
POSCO	2,341,569	2.88
Institutional investors and other minority stockholders	51,395,994	63.30
Treasury stock	8,707,696	10.73

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

a. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,262.00 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended December 31, 2008. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b. Principles of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of December 31, 2006, 2007 and 2008. Controlled subsidiaries include (a) majority-owned entities

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by SK Telecom or its controlled subsidiaries and (b) other entities where SK Telecom or its controlled subsidiaries own more than 30% of total outstanding common stock and is the largest stockholder. Meanwhile, if the total assets of the controlled subsidiaries at the beginning of fiscal year were less than ~~W~~7 billion, those investee are excluded and accounted for using equity method in accordance with Korean GAAP. All significant intercompany balances and transactions have been eliminated in the consolidation procedures.

	Year of		Ownership Percentage (%)
Subsidiary	Establishment	Primary Business	2006	2007	2008

SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	1997	Telecommunication services	4.8	4.8	43.42
SK Communications Co., Ltd.	1999	Internet website services	87.08	65.71	65.71
SK Telink Co., Ltd.	1998	Telecommunication services	90.77	90.77	90.77
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99	99.99	99.99
PAXNet Co., Ltd.	1999	Internet website services	59.74	59.74	59.74
F&U Credit information Co., Ltd. (formerly Global Credit & information Corp)	1998	Credit and collection services	50.00	50.00	50.00
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	1982	Release of music disc	60.00	60.00	63.48
TU Media Corp.	2003	Satellite broadcasting services	29.58	32.70	44.15
IHQ, Inc.	1962	Business related entertainment	34.08	37.09	37.09
Ntreev Soft Co., Ltd.	2003	Game software	51.00	66.70	63.70
Commerce Planet Co., Ltd.	1997	Online shopping mall operation agency	—	100.00	100.00
The First Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
The Second Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
SK-KTB Music Investment Fund	2005	Investment association	99.00	99.00	99.00
IMM Cinema Fund	2005	Investment association	60.84	72.24	72.24
Michigan Global Cinema Fund	2006	Investment association	36.36	45.45	45.45
SK i-media Co., Ltd.	2006	Game software	60.00	60.00	100.00
CU Media, Inc. (formerly YTN Media, Inc)	2000	Broadcasting services	51.42	51.42	52.52
Konan Technology	1999	Multimedia contents	7.51	29.49	29.49
Broadband Media Co., Ltd. (formerly hanaromedia incorporated)	1997	Multimedia contents	—	—	100.00
HanaroDream Incorporated	2001	Internet website services	—	—	36.03
Broadband D&M Co., Ltd. (formerly hanaro Realty Development & Management Co., Ltd.)	1998	Facilities Maintenance	—	—	100.00
Broadband CS Co., Ltd. (formerly hanaro Customer Service, Inc.)	1998	Telemarketing Service	—	—	100.00
Etoos Co., Ltd.	2008	Internet Education Service	—	—	100.00
K-net Culture and Contents Venture Fund	2008	Investment association	—	—	59.00
Benex Digital Cultural Contents Fund	2008	Investment association	—	—	39.84
Benex Focus Limited Partnership II	2008	Investment association	—	—	66.67
Open Innovation Fund	2008	Investment association	—	—	98.52
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00	100.00	100.00
ULand Company Ltd.	2004	Telecommunication services	100.00	100.00	100.00
SKT Vietnam PTE., Ltd.	2000	Telecommunication services	73.32	73.32	73.32
SKT Americas, Inc. (formerly SK Telecom International Inc.)	1995	Internet website services	100.00	100.00	100.00
SK Telecom Advanced Tech & Service Center	2006	Mobile handset services	100.00	100.00	100.00
Cyworld China Holdings Limited	2006	Internet website services	—	100.00	100.00
SK Telecom China Holdings Co., Ltd.	2007	Internet website services	—	100.00	100.00
Centurion IT Investment Association	2001	Investment association	37.50	—	—
SK Telecom USA Holdings, Inc.	2005	Telecommunication services	100.00	100.00	—
Helio, Inc & LLC	2005	Mobile handset services	48.08	64.86	—
AirCross Co., Ltd.	2000	Advertising agency	38.10	100.00	—
SK Cyberpass, Inc.	2001	International telephone call services	70.54	70.54	—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective July 1, 2006, IHQ, Inc. and its subsidiary, CU Media, Inc. (formerly YTN Media, Inc) were included in the consolidation of the accompanying financial statements as the Company owned more than 30% of total outstanding common stock and became the largest stockholder.

During the year ended December 31, 2007, TU Media Corp., Commerce Planet Co., Ltd., Michigan Global Cinema Fund and Konan Technology became the controlled subsidiaries of the Company, as the Company owns majority ownership interest or more than 30% of total outstanding common stock and is the largest stockholder other than Konan Technology. Konan Technology is owned by SK Communications Co., Ltd. by 29.49% as of December 31, 2008. As SK Communications Co., Ltd. has call option to acquire all other stockholders’ common stocks and the call option are exercisable at little or no economic cost, which is regarded as de facto control of Konan Technology, Konan Technology was included in consolidation even though the Company’s ownership interest is below 30%.

Effective January 1, 2007, Ntreev Soft Co., Ltd. and SK i-media Co., Ltd. were included in the consolidation of the accompanying consolidated financial statements as their total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

Effective January 1, 2007, Centurion IT investment Association was excluded in the consolidation of the accompanying consolidated financial statements as it was dissolved on February 28, 2008. It was accounted for using the equity method of accounting from January 1, 2007.

Effective April 1, 2008, the Company acquired an additional 91,406,249 common shares of SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) which increased the Company’s ownership from 4.6% to 43.4%. As a result, SK Broadband Co., Ltd. and its subsidiaries, Broadband Media Co., Ltd., Hanaro Dream Incorporated, Broadband D&M Co., Ltd. and Broadband CS Co., Ltd., were included in the consolidation of accompanying financial statements as the Company owned more than 30% of total outstanding common stock and became the largest stockholder.

For the year ended December 31, 2008, Etoos Co., Ltd, a newly established by SK Communications was included in the consolidation.

During the year ended December 31, 2008, Benex Digital Cultural Contents Fund, Benex Focus Limited Partnership II, K-net Culture and Contents Venture Fund and Open Innovation Fund became the controlled subsidiaries of the Company, as the Company owns majority ownership interest or more than 30% of total outstanding common stock and is the largest stockholder.

Effective January 1, 2008, SK Telecom Advanced Tech & Service Center, Cyworld China Holdings Limited and SK Telecom China Holdings Co., Ltd. were included in the consolidation of accompanying financial statements as its total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

For the year ended December 31, 2008, SK Telecom USA Holdings, Inc. which was incorporated to manage the Company’s investment to Helio LLC in 2005 was fully liquidated. Meanwhile, for the year ended December 31, 2008, the equity interest in Helio held by SK Telecom USA Holding, Inc. were exchanged into the equity interest in Virgin mobile USA Inc. As a result, Helio Inc & LLC was excluded from the consolidation.

Effective January 1, 2008, SK Cyberpass, Inc. was excluded from the consolidation as its total assets at the beginning of that fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.

Effective January 1, 2008, Aircross Co., Ltd. was excluded from the consolidation as it was liquidated in March 2009.

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

e. Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectability of individual accounts and historical bad debt experience.

Details of changes in the allowance for doubtful accounts receivable — trade for 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Beginning balance	~~W~~	133,499	~~W~~	106,737	~~W~~	93,551
Write-offs		(90,780)		(90,475)		(50,065)

Net		42,719		16,262		43,486
Provision for doubtful accounts receivable-trade		61,457		48,835		62,973
Provision for doubtful accounts receivable-trade for the discontinued operation		—		22,604		—
Increase (decrease) due to the changes in consolidated subsidiaries		2,561		5,850		43,861

End of year	~~W~~	106,737	~~W~~	93,551	~~W~~	150,320

f. Inventories

Inventories are stated at the acquisition cost using the following methods:

Assets	Methods

E-commerce inventories	Moving average method
Replacement units for wireless telecommunication facilities and supplies for sales promotion	Moving average method
Wireless device	FIFO
Books and CDs	FIFO

During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. A valuation loss of ~~W~~168 million and ~~W~~584 million was recorded for the years ended December 31, 2006, 2007, respectively, and a reversal of allowance for inventory valuation loss of ~~W~~168 million was recorded for the year ended December 31, 2008.

g. Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available-for-sale and held-to-maturity (debt only) securities depending on the acquisition purpose and nature. The acquisition cost of the equity securities acquired by exercising a conversion right is the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities is the market value of those equity securities at the acquisition date and the difference between the market value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds is charged to the current operation as gain or loss on conversion.

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

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded as a loss on impairment of investment securities.

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

h. Equity Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the acquisition cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated. In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

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

j. Valuation of Long-term Accounts Receivable — Other

Long-term accounts receivable are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the collection period.

k. Property and Equipment

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

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using straight-line method) over the estimated useful lives of the related assets as follows:

Assets	Depreciation Method	Useful Lives (Years)

Buildings and structures	Declining balance method (straight-line method)	15 ~ 50
Machinery	Declining balance method	3 ~ 9
Other	Declining balance method	3 ~ 5

Interest expenses and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

l. Intangible Assets

Intangible assets are stated at cost less amortization computed using the straight-line method over 2 to 20 years.

The Company capitalizes the cost of internal-use software which has a useful life in excess of one year. Capitalized internal-use software costs are amortized using the straight-line method over 5 years and are recorded in intangible assets.

m. Government Subsidy

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n. Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available-for-sale investments in listed companies), property and equipment, and intangible assets are significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment losses.

o. Convertible Bonds and Bonds with Stock Purchase Warrants

The proceeds from issuance of convertible bonds are allocated between the conversion rights or warrant rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issuance date.

p. Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

q. Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

r. Provisions, Contingent Liabilities and Contingent Assets

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

s. Accrued Severance Indemnities

In accordance with the policies of the Company, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

SK Telecom and certain domestic subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~28,868 million, ~~W~~45,878 million and ~~W~~68,559 million as of December 31, 2006, 2007 and 2008, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, SK Telecom and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~91 million, ~~W~~86 million and ~~W~~27 million as of December 31, 2006, 2007 and 2008, respectively, are deducted from accrued severance indemnities.

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

Changes in accrued severance indemnities for 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Beginning net balance	~~W~~	71,284	~~W~~	22,284	~~W~~	44,322
Provision		47,370		44,233		93,094
Payments to employees		(262,948)		(13,732)		(107,037)
Net increase due to the changes in consolidated subsidiaries		4,010		6,291		44,718
Changes in deposits for severance indemnities		162,568		(14,754)		(21,282)

Ending net balance	~~W~~	22,284	~~W~~	44,322	~~W~~	53,815

Ending balance :
Accrued severance indemnities	~~W~~	51,243	~~W~~	90,286	~~W~~	122,401
Deposits with insurance companies		(28,868)		(45,878)		(68,559)
National Pension Fund		(91)		(86)		(27)

Net balance	~~W~~	22,284	~~W~~	44,322	~~W~~	53,815

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

u. Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~211,961 million, ~~W~~218,652 million and ~~W~~226,714 million for the years ended December 31, 2006, 2007 and 2008, respectively, and external research and development costs of ~~W~~67,021 million, ~~W~~74,388 million and ~~W~~72,993 million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

w. Accounting for Foreign Currency Transactions and Translation

SK Telecom and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were ~~W~~929.60=US$1, ~~W~~938.20=US$1 and ~~W~~1,257.50=US$1 at December 31, 2006, 2007 and 2008, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

y. Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

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

ab. Handset Subsidies to Long-term Mobile Subscribers

Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on the historical experience (See note 26).

ac. Use of Estimates

The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.

ad. Reclassification

Certain reclassifications have been made in prior periods financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2007 and 2006 or net income for the years then ended.

ae. Adoption of New Statements of Korea Accounting Standards (“SKAS”)

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

On January 1, 2007, the Company adopted SKAS No. 11, and No. 21 through No. 23, and No. 25. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2007 or consolidated net income of the Company for the year ended December 31, 2007. Details of primary change due to such adoption of SKASs are as follows:

•	Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss); such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts classified as investment assets through 2006 are classified as other non-current assets; such amounts include long-term loans, guarantee deposits, long-term deposits and others. The accompanying consolidated balance sheets as of December 31, 2005 and 2006, which are comparatively presented, were reclassified in accordance with SKAS No. 21.

•	Pursuant to adoption of SKAS No. 25, “Consolidated Financial Statements”, net income is allocated to majority interest and minority interest. In addition, when a subsidiary is purchased during the year, statement of income of the subsidiary is included in the consolidation as though it had been acquired at the beginning of the year, and pre-acquisition earnings are presented as deduction at the bottom of the consolidated statements of income. The accompanying consolidated statements of income for the years ended December 31, 2005 and 2006, which are comparatively presented, were reclassified in accordance with SKAS No. 25. In addition, in connection with the Company’s adoption of SKAS No. 25, the Company also begun to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of the Company’s consolidated statements of cash flows.

•	There is no significant change due to the adoption of SKAS No. 11, No. 22 and No. 23.

The amended SKAS No. 25, “Consolidated Financial Statements”, which is effective December 29, 2008, clarifies that when the parent’s ownership interest in a subsidiary is increased after control is obtained, the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

difference between the consideration for additional acquisition of interest and portion of net asset of subsidiary, which had been previously recognized as capital surplus, should be recognized as other capital adjustment if the difference is negative amount and there is no related capital surplus earned at previous transaction. As the amended SKAS No. 25, “Consolidated Financial Statements” is applied retroactively during the year ended December 31, 2008, the 2006 and 2007 financial statements presented comparatively are restated, which results in the increase in capital surplus by ~~W~~16,072 million and ~~W~~31,146 million as of December 31, 2006 and 2007, respectively, and the decrease in other capital adjustment by ~~W~~16,072 million and ~~W~~31,146 million as of December 31, 2006 and 2007, respectively.

af. Discontinued Operation

When a subsidiary is disposed during the year, the results of its operations in the consolidated income statement are treated as discontinued operation and should be presented as a single item between income tax expenses for continuing operation and net income.

On August 22, 2008, the Company disposed its investment in Helio LLC which was incorporated to provide cellular telephone communication service in the US to Virgin Mobile USA in accordance with the agreement entered into on June 27, 2008. As a result, the operation of Helio LLC was presented as discontinued operation.

And, the details from discontinued operation for the years ended December 31, 2007 and 2008 are as following (In millions of Korean won):

	2006		2007		2008

Revenue	~~W~~	—	~~W~~	154,805	~~W~~	116,607
Operating Expense		—		(446,348)		(230,478)
Other Income (expense)		—		(603)		(15,917)
Income tax benefit		—		—		109,579
Preacquisition net loss for subsidiary		—		242,045		—

Net loss		—	~~W~~	(50,101)	~~W~~	(20,209)

Cash flows from discontinued operation for the years ended December 31, 2007 and 2008 are as following (In millions of Korean won)

	2006		2007		2008

Operating Activities	~~W~~	—	~~W~~	(38,749)	~~W~~	(213,899)
Investing Activities		—		(1,832)		(51,631)
Financing Activities		—		27,804		9,015

Net	~~W~~	—	~~W~~	(12,777)	~~W~~	(256,515)

Meanwhile, total assets and liabilities related to discontinued operation as of December 31, 2007 totaled ~~W~~224,583 million and ~~W~~160,968 million, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	INVENTORIES

Inventories as of December 31, 2006, 2007 and 2008 consist of the following (In millions of Korean won):

	2006		2007		2008

Merchandise	~~W~~	1,167	~~W~~	42,787	~~W~~	17,032
Finished goods		2,282		4,054		4,079
Semi-finished goods		41		706		509
Raw materials		313		165		13
Supplies		16,782		3,733		14,105

Total		20,585		51,445		35,738
Less allowance for valuation loss		(807)		(4,393)		(764)

Net	~~W~~	19,778	~~W~~	47,052	~~W~~	34,974

4.	INVESTMENT SECURITIES

a.  Short-term Investment Securities

Short-term investment securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	Acquisition Cost		Fair Value
	at December 31,		at December 31,		Carrying Amount
	2008		2008		2006		2007		2008

Trading securities(Note)	~~W~~	376,563	~~W~~	367,001	~~W~~	665,312	~~W~~	635,434	~~W~~	367,001
Current portion of long-term investment securities		7,545		5,912		335		101,209		5,912

Total	~~W~~	384,108	~~W~~	372,913	~~W~~	665,647	~~W~~	736,643	~~W~~	372,913

(Note)	The Company’s trading securities are all beneficiary certificates as of December 31, 2008, and the difference between the fair value and acquisition cost was recorded in other expenses as loss on valuation of short-term investment securities.

b.  Long-term Investment Securities

Long-term investment securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Available-for-sale equity securities	~~W~~	1,011,971	~~W~~	4,689,905	~~W~~	3,102,833
Available-for-sale debt securities		1,463,636		469,729		8,261
Held-to-maturity securities		146		94		113

Total		2,475,753		5,159,728		3,111,207
Less current portion		(335)		(101,209)		(5,912)

Long-term portion	~~W~~	2,475,418	~~W~~	5,058,519	~~W~~	3,105,295

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(1).  Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

	December 31, 2008							Carrying Amount
		Ownership
	Number	Percentage	Acquisition
	of Shares	(%)	Cost		Fair Value			2006		2007		2008

(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	5,636		~~W~~	5,897	~~W~~	8,629	~~W~~	5,636
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	—	—		—		(note a	)		88,581		116,525		—
KRTnet Corporation	234,150	4.4		1,171		1,098			2,517		2,470		1,098
POSCO	2,481,310	2.8		332,662		942,898			766,725		1,426,753		942,898
DAEA TI Co., Ltd. (formerly Comas Interactive Co., Ltd.)	99,120	0.2		1,695		89			83		228		89
Extended Computing Environment Co., Ltd.	133,333	3.0		10		40			876		905		40
nTels Co., Ltd.	205,200	6.2		34		504			34		1,525		504
Qualcomm Inc.	55,805	0.1		2,756		2,514			—		2,060		2,514
China Unicom Ltd. (note b)	899,745,075	3.8		1,333,009		1,357,648			—		1,936,840		1,357,648
LG Powercomm Co., Ltd. (note c)	6,066,666	4.6		241,243		39,433			80,370		89,422		39,433
ZeroOne Interactive Co.,Ltd.(note d)	—	—		—		—			3,845		2,770		—
T-Entertainment Co., Ltd.	1,026,695	6.2		2,500		1,355			—		1,817		1,355
HB Entertainment Co., Ltd.	—	—		—		—			1,137		—		—
De Chocolate E&TF Co., Ltd.	709,219	2.7		1,000		660			—		—		660
C.C.S. Inc.	29,696	0.6		414		249			—		—		249
Medifron DBT Co., Ltd.	170,525	0.9		328		246			—		—		246

sub-total				1,922,603		2,352,370			950,065		3,589,944		2,352,370

(Investments in non-listed companies)
SK C&C Co., Ltd. (note e)	6,000,000	30.0		501,652		676,716			—		1,037,604		676,716
Eonex Technologies Inc.	144,000	12.3		3,600		(note f	)		4,593		4,593		—
The Korea Economic Daily	2,585,069	13.8		13,964		(note g	)		13,964		13,964		13,964
Dreamline Corp.	1,520,373	8.9		16,160		(note h	)		—		—		8,519
Cheongsol	216,400	7.1		4,494		(note g	)		5,000		5,000		4,494
Other				148,928		(note f, g	)		34,333		20,611		24,329

sub-total				688,798					57,890		1,081,772		728,022

(Investments in funds)
Others				22,441		(note f	)		4,016		18,189		22,441

sub-total				22,441					4,016		18,189		22,441

Total			~~W~~	2,633,842				~~W~~	1,011,971	~~W~~	4,689,905	~~W~~	3,102,833

(note a)	the first quarter of 2008, the Company acquired additional 91,406,249 shares of SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) common stock which increased the Company’s ownership from 4.6% to 43.4%. As the Company’s ownership in such investees increased to more than 20% and the Company can exercise significant influence, the investment in common stock of SK Broadband Co., Ltd. was included in the consolidation of accompanying financial statement.

(note b)	In accordance with the resolution of the Company’s board of directors on August 20, 2007, convertible bonds of China Unicom Ltd. were converted into common stock and reclassified to available-for sale equity securities from available-for-sale debt securities. And, the related gain on conversion of convertible bonds of ~~W~~373,140 million was recorded during the year ended December 31, 2007.

(note c)	As the common stocks of LG Powercomm Co., Ltd. were listed on the stock Market of Korea Exchange during the year ended December 31, 2008, the Company recorded the investment at its market value as of December 31, 2008. In addition, as the difference between the market value and carrying value of the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments is material and the market value is significantly less than the acquisition cost over the long-term period, the Company recorded ~~W~~201,243 million of impairment loss on investment securities during the year ended December 31, 2008.

(note d)	During the year ended December 31, 2008, SK-KTB Music Investment Fund, a subsidiary of the Company, sold 2,472,999 common shares of ZeroOne Interactive Co.,Ltd.

(note e)	The investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2007, as SK C&C Co., Ltd. became the ultimate parent company of the Company. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totals ~~W~~501,155 million (net of tax effect of ~~W~~190,093 million) and ~~W~~250,413 million (net of tax effect of ~~W~~79,947 million) as of December 31, 2007 and 2008, respectively.

(note f)	Due to the impairment of the investment of Eonex Technologies Inc. and others, the Company recorded ~~W~~17,486 million of impairment loss during the year ended December 31, 2008.

(note g)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(note h)	The Company recorded its investment in common stock of Dreamline Corp. at its fair value (~~W~~5,603 per share) estimated using market approach and income approach valuation method and related unrealized losses on valuation of the investment are included in accumulated other comprehensive loss.

b-(2).  Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

		Acquisition
		Cost at
		December 31,		Carrying Amount
	Maturity	2008		2006		2007		2008

Public bonds	(note a)	~~W~~	1,260	~~W~~	51,313	~~W~~	51,353	~~W~~	1,260
Currency stabilization bonds	(note b)		—		49,894		49,713		—
Closed beneficiary certificates	Oct. 20, 2009		3,501		—		4,788		3,551
Bond-type beneficiary certificates	(note c)		3,000		5,072		360,641		1,868
Convertible bonds of China Unicom Ltd.	Jul. 5, 2009		—		1,276,703		—		—
Convertible bonds of Eonex Technologies, Inc.	Oct. 11, 2008		—		1,000		1,000		—
Convertible bonds of Empas Corp.	Oct. 18, 2009		—		78,670		—		—
Others			2,134		984		2,234		1,582

Total			9,895		1,463,636		469,729		8,261
Less current portion of available-for-sale debt securities			(7,544)		(256)		(101,209)		(5,911)

Long-term available-for-sale debt securities		~~W~~	2,351	~~W~~	1,463,380	~~W~~	368,520	~~W~~	2,350

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2006, 2007 and 2008 were ~~W~~7,991 million, ~~W~~4,800 million and ~~W~~5,226 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2008 are within 1 year for ~~W~~159 million, within 5 years for ~~W~~1,089 million and over 5 years for ~~W~~12 million.

(note b)	Currency stabilization bonds were fully redeemed at their maturities for the year ended December 31, 2008.

(note c)	The maturities of bond-type beneficiary certificates as of December 31, 2008 are within 1 year.

b-(3).  Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

			Acquisition Cost at
			December 31,		Carrying Amount
	Maturity		2008		2006		2007		2008

Public bonds	(note a	)	~~W~~	113	~~W~~	146	~~W~~	94	~~W~~	113
Less current portion of held-to-maturity securities						(79)		—		(1)

Long-term held-to-maturity securities					~~W~~	67	~~W~~	94	~~W~~	112

The Interest income incurred from held-to-maturity securities for the years ended December 31, 2006, 2007 and 2008 were ~~W~~8 million, ~~W~~25 million and ~~W~~3 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2008 are within 1 year for ~~W~~1 million, within 5 years for ~~W~~51 million and within 10 years for ~~W~~61 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(4). Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities

The changes in unrealized gains (losses) on valuation on long-term investment securities for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2006
							Minority
					Transferred		Interest in Equity
	Beginning		Increase/		to Realized		of Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	102	~~W~~	—	~~W~~	—	~~W~~	116
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(65,237)		32,141		—		—		(33,096)
KRTnet Corporation		1,475		(129)		—		—		1,346
POSCO		168,563		265,500		—		—		434,063
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		—		—		—		(1,611)
Extended Computing Environment Co., Ltd.		—		866		—		—		866
ZeroOne Interactive Co., Ltd.		—		(655)		—		71		(584)
HB Entertainment Co., Ltd.		56		(1,272)		—		795		(421)
LG Powercomm Co., Ltd.		(163,113)		3,240		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		—		(4)		—		—		(4)
Currency stabilization bonds		(217)		906		(677)		—		12
Convertible bonds of China Unicom Ltd.		—		319,648		—		—		319,648
Convertible bonds of Empas Corp.		—		33,820		—		(4,218)		29,602

Sub-total		(58,059)		654,163		(677)		(3,352)		592,075
Less tax effect (note a)		15,966		(179,894)		186		895		(162,847)

Total	~~W~~	(42,093)	~~W~~	474,269	~~W~~	(491)	~~W~~	(2,457)	~~W~~	429,228

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
							Minority
					Transferred		Interest in Equity
	Beginning		Increase/		to Realized		of Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	2,731	~~W~~	—	~~W~~	—	~~W~~	2,847
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(33,096)		27,944		—		—		(5,152)
KRTnet Corporation		1,346		(46)		—		—		1,300
POSCO		434,063		660,028		—		—		1,094,091
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)		(1,611)		145		—		—		(1,466)
Extended Computing Environment Co., Ltd.		866		29		—		—		895
nTels Co., Ltd.		—		1,490		—		—		1,490
Qualcomm Inc. Ltd.		—		(696)		—		—		(696)
China Unicom Ltd.		—		599,012		—		—		599,012
ZeroOne Interactive Co., Ltd.		(584)		(1,147)		—		189		(1,542)
T-Entertainment Co., Ltd.		—		(682)				74		(608)
HB Entertainment Co., Ltd.		(421)		421		—		—		—
LG Powercomm Co., Ltd.		(159,873)		9,053		—		—		(150,820)
SK C&C Co., Ltd.		—		691,248		—		—		691,248
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		(4)		(201)		—		—		(205)
Currency stabilization bonds		12		(247)		—		—		(235)
Convertible bonds of China Unicom Ltd.		319,648		208,095		(527,743)		—		—
Convertible bonds of Empas Corp.		29,602		—		(29,602)		137		137
Beneficiary certificates		—		9,256		—		46		9,302

Sub-total		592,075		2,206,433		(557,345)		446		2,241,609
Less tax effect (note a)		(162,847)		(607,406)		153,270		(13)		(616,996)

Total	~~W~~	429,228	~~W~~	1,599,027	~~W~~	(404,075)	~~W~~	433	~~W~~	1,624,613

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2008
							Minority
					Transferred		Interest in Equity
	Beginning		Increase/		to Realized		of Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	2,847	~~W~~	(2,992)	~~W~~	—	~~W~~	—	~~W~~	(145)
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(5,152)		—		5,152		—		—
KRTnet Corporation		1,300		(1,373)		—		—		(73)
POSCO		1,094,091		(483,855)		—		—		610,236
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)		(1,466)		(140)		—		—		(1,606)
Extended Computing Environment Co., Ltd.		895		(865)		—		—		30
nTels Co., Ltd.		1,490		(1,020)		—		—		470
Qualcomm Inc. Ltd.		(696)		454		—		—		(242)
China Unicom Ltd.		599,012		(998,891)		—		—		(399,879)
LG Powercomm Co., Ltd.		(150,820)		150,459		—		204		(157)
ZeroOne Interactive Co., Ltd.		(1,542)		—		1,730		(188)		—
T-Entertainment Co., Ltd.		(608)		(462)		—		50		(1,020)
De Chocolate E&TF Co., Ltd.		—		(341)		—		214		(127)
C.C.S. Inc.		—		(44)		—		25		(19)
Medifron DBT Co., Ltd.		—		(83)		—		47		(36)
Dreamline Corp.		—		(9,162)		—		5,184		(3,978)
Saeronet Broadcasting Co., Ltd.		—		(81)		—		46		(35)
SK C&C Co., Ltd.		691,248		(360,888)		—		—		330,360
Eonex Technologies Inc.		2,011		(2,011)		—		—		—
Public bonds		(205)		205		—		—		—
Currency stabilization bonds		(235)		235		—		—		—
Convertible bonds of Empas Corp.		137		—		—		—		137
Beneficiary certificates		9,302		(10,656)		133		985		(236)

Sub-total		2,241,609		(1,721,511)		7,015		6,567		533,680
Less tax effect (note a)		(616,996)		492,830		(1,453)		(219)		(125,838)

Total	~~W~~	1,624,613	~~W~~	(1,228,681)	~~W~~	5,562	~~W~~	6,348	~~W~~	407,842

(note a)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are other comprehensive income (loss) items, in accordance with SKAS No. 16 “Income Taxes”, which is effective January 1, 2005.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

		December 31, 2008
	Number	Ownership	Acquisition		Net Asset				Carrying Amount
	of Shares	Percentage (%)	Cost		Value				2006		2007		2008

SK Marketing & Company Co., Ltd.	5,000,000	50.0	~~W~~	190,000	~~W~~	96,798	(note n	)	~~W~~	—	~~W~~	—	~~W~~	96,798
AirCross Co., Ltd.	1,575,000	100.0		2,440		7,289	(note d	)		1,477		—		7,289
SK C&C Co., Ltd.	—	—		—		—	(note a	)		268,278		—		—
STIC Ventures Co., Ltd.	—	—		—		—	(note b	)		8,611		—		—
TU Media Corp.	—	—		—		—	(note c	)		7,214		—		—
Harex Info Tech, Inc.	225,000	21.2		3,375		245				1,805		1,118		596
SK Mobile	—	20.0		4,930		2,110	(note e	)		4,666		3,273		2,111
Skytel Co., Ltd.	1,951,777	29.3		2,159		13,858				5,823		7,743		13,858
SK China Company Ltd.	94,960	29.7		6,159		4,556				—		137		3,577
Helio, LLC & Helio, Inc.	—	—		—		—	(note f	)		80,130		—		—
TR Entertainment	13,542,553	42.2		10,953		2,770	(note o	)		—		—		9,626
Virgin Mobile USA, Inc.	—	16.6		72,496		(57,084)	(note p	)		—		—		62,096
SK Telecom China Holding Co., Ltd.	—	—		—		—	(note u	)		—		19,070		—
SK USA, Inc.	49	49.0		3,184		5,249				3,016		3,141		5,249
Korea IT Fund	190	63.3		190,000		210,735	(note g	)		193,061		210,568		210,735
Michigan Global Cinema Fund	—	—		—		—	(note h	)		3,773		—		—
Centurion IT Investment Association	—	—		—		—	(note i	)		—		2,463		—
3rd Fund of Isu Entertainment	25	31.3		2,500		1,882				2,419		2,028		1,882
Magic Tech Network	4,500	30.0		8,494		2,162	(note g	)		—		—		7,725
SK Telecom Global Investment B.V.	18,000	100.0		26,044		31,807	(note r	)		—		—		31,807
SKY Property Mgmt. Ltd.	22,980	60.0		283,368		287,006	(note s	)		—		—		287,006
CDMA Mobile Phone Center	—	50.0		161,256		67,139				84,689		66,001		67,139
Wave City Development Co., Ltd.	380,000	19.0		1,967		1,908	(note t	)		—		—		1,908
SK Cyberpass, Inc.	33,196	84.9		6,372		3,809	(note m	)		1,780		—		4,068
E-Eye High Tech	—	65.5		20,952		11,121	(note u	)		—		—		19,801
Cyworld Japan Co., Ltd.	1,250,000	100.0		10,584		1,169				4,362		4,091		3,690
Cyworld Incorporated	9,500,000	100.0		9,071		—				3,592		2,672		2,672
Prmaxsoftware tech.Co.,Ltd.	—	89.3		7,128		7,127	(note v	)		—		—		7,127
Mobile Money Ventures, LLC	—	50.0		8,821		5,283	(note w	)		—		—		5,283
SK Telecom Holdings America, Inc.	100	100.0		12,990		12,990				—		4,050		12,990
Benex Movie Expert Fund	810	46.6		8,100		8,045	(note x	)		—		—		8,045
Empas Corp.	—	—		—		—	(note j	)		36,474		—		—
SK i-media Co., Ltd.	—	—		—		—	(note k	)		11,312		—		—
Ntreev Soft Co., Ltd.	—	—		—		—	(note k	)		4,800		—		—
Konan Technology	—	—		—		—	(note k	)		4,037		—		—
Other investment in affiliates				44,183						19,602		24,611		25,434

Total			~~W~~	1,097,526					~~W~~	750,921	~~W~~	350,966	~~W~~	898,512

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	For the year ended December 31, 2007, the Company’s shares of SK C&C Co., Ltd. were increased to 6,000,000 shares from 300,000 shares as a result of SK C&C Co., Ltd.’s 20 to 1 stock split. In addition, the investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale equity securities, as SK C&C Co., Ltd. became the ultimate parent company of the Company by increasing its ownership interest in SK Holdings Co., Ltd., a split-off company from SK Corporation Co., Ltd. to 25.42% as of December 31, 2007.
(note b)	For the year ended December 31, 2007, the Company disposed all of its 1,600,000 shares of STIC Ventures Co., Ltd.
(note c)	TU Media Corp. was newly included in consolidation effective April 1, 2007 as the Company’s ownership interest increased to 32.7% and is the largest stockholder of TU Media Corp.
(note d)	For the year ended December 31, 2007, the Company acquired additional 975,000 shares of AirCross Co., Ltd. from WiderThan Co., Ltd. and others, which increased the Company’s ownership interest from 38.1% to 100.0%. Accordingly AirCross Co., Ltd. was newly included in consolidation in 2007. However, for the year ended December 31, 2008, AirCross Co., Ltd. Was excluded from the consolidation and accounted for using the equity method as it was fully liquidated during March 2009.
(note e)	On March 31, 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.
(note f)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest and manage Helio, LLC, a joint venture company in the United States of America, which was established in order to provide wireless telecommunication service in the United States of America. Through December 31, 2007, the Company additionally invested in Helio, LLC and the Company’s ownership interest increased to 64.9%. As a result, Helio, LLC became subsidiary and included in consolidation effective November 1, 2007.
(note g)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has ability to exercise significant influence on the investee. In accordance with the Agreement of Korea IT Fund, the Company has voting rights of 14.3%, while the Company invested 63.3% of total capital contribution and has profit sharing rights of 63.3%.
(note h)	As TU Media Corp. became a subsidiary of the Company during the year ended December 31, 2007, TU Media Corp.’s ownership interest in Michigan Global Cinema Fund added to the Company’s ownership interest in Michigan Global Fund for the calculation of controlling ownership interest. As a result, Michigan Global Cinema Fund was newly included in consolidation effective April 1, 2007.
(note i)	Centurion IT Investment Association was deconsolidated as it was dissolved on February 2008; instead, it was accounted for using the equity method for the year ended December 31, 2007.
(note j)	Empas Corp. was merged into SK Communications Co., Ltd. during the year ended December 31, 2007.
(note k)	Through the year ended December 31, 2006, these investees were excluded from consolidation and accounted for using the equity method even though the Company’s ownership interest is over majority because their total assets at the beginning of the fiscal year were less than ~~W~~7 billion in accordance with Korean GAAP. However, as the investees’ total assets as of December 31, 2006 increased to more than ~~W~~7 billion, these investees were included in consolidation effective January 1, 2007.
(note l)	Even though the Company’s ownership interest is over majority, these investees are excluded from the consolidation and accounted for using the equity method as their total assets at the beginning of the fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.
(note m)	Through the year ended December 31, 2006, SK Cyberpass, Inc. was excluded from consolidation and accounted for using the equity method even though the Company’s ownership interest is over majority because its total assets at the beginning of the fiscal year were less than ~~W~~7 billion in accordance with Korean GAAP. As its total assets as of December 31, 2006 increased to more than ~~W~~7 billion, these investees were included in consolidation effective January 1, 2008. But, as its total assets as of December 31, 2007 declined to below ~~W~~7 billion, it was accounted for using the equity method again in 2008.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note n)	For the year ended December 31, 2008, the Company acquired 5,000,000 shares of SK Marketing & Company Co., Ltd. As a result, the Company holds 50.0% ownership in SK Marketing & Company Co. Ltd.
(note o)	For the year ended December 31, 2008, the Company acquired 13,542,553 shares of TR Entertainment. As a result, the Company holds 42.2% ownership in TR Entertainment.
(note p)	For the year ended December 31, 2008, the Company acquired 16.6% ownership in Virgin Mobile USA Inc. The company is expected to exercise significant influence to Virgin Mobile USA Inc. as the Company has the right to nominate the director for the Virgin Mobile USA Inc. even though its ownership percentage is below 20.0%
(note q)	For the year ended December 31, 2008, the Company acquired 4,500 shares of Magic Tech Network. As a result, the Company holds 30.0% ownership in Magic Tech Network.
(note r)	For the year ended December 31, 2008, the Company established in SKT Global Investment B.V. and holds 100% ownership for the investee. However, SKT Global Investment B.V. is accounted for using the equity method as its capital stock as of incorporation is less ~~W~~7 billion.
(note s)	For the year ended December 31, 2008, the Company acquired 22,980 shares of SKY Property Mgmt Ltd. As a result, the Company holds 60.0% ownership for the investee. However, SKT Global Investment B.V. is included in the equity securities accounted for using the equity method as its capital as of incorporation is less ~~W~~7 billion.
(note t)	For the year ended December 31, 2008, the Company acquired 380,000 shares of Wave City Development Co., Ltd. As a result, the Company holds 19.0% ownership for the investee. The Company is expected to exercise significant influence to Wave City Development Co., Ltd. as the Company have the right to nominate the director for the Wave City Development Co., Ltd. even though its ownership percentage is less than 20.0%.
(note u)	E-Eye High Tech whose total assets are less ~~W~~7 billion as of December 31, 2007 is included in the equity securities accounted for using the equity method as SK Telecom China Holding Co., Ltd., a subsidiary of the Company and parent company of E-Eye High Tech, is included in the consolidation for the year ended December 31, 2008 as its total assets as of December 31, 2007 was over ~~W~~7 billion.
(note v)	For the year ended December 31, 2008, the Company acquired 89.3% of equity interest in Prmaxsoftware tech.Co.,Ltd. which is accounted for using the equity method as their total assets at the beginning of the fiscal year were less than ~~W~~7 billion.
(note w)	SKT America, Inc. (formerly SK Telecom International Inc.), a wholly-owned subsidiary of the Company, acquired 50.0% of equity interest in Mobile Money Ventures, LLC for the year ended December 31, 2008.
(note x)	For the year ended December 31, 2008, the Company acquired 810 shares of Benex Movie Expert Fund. As a result, the Company holds 46.6% ownership for the investee.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

		For the Year Ended December 31, 2006
								Equity in
								Capital
								Surplus and
							Equity in	Other				Other
		Beginning					Earnings	Comprehensive		Dividend		Increase		Ending
		Balance		Acquisition			(Losses)	Income		Received		(Decrease)		Balance

Pantech Co., Ltd.	(note a)	~~W~~	55,732	~~W~~	—	~~W~~	(55,902)	~~W~~	170	~~W~~	—	~~W~~	—	~~W~~	—
SK C&C Co., Ltd.	(note b)		168,244		—		37,825		63,199		(990)		—		268,278
STIC Ventures Co., Ltd.			8,379		—		845		(613)		—		—		8,611
TU Media Corp.			32,343		—		(25,129)		—		—		—		7,214
AirCross Co., Ltd.			966		—		511		—		—		—		1,477
WiderThan Co., Ltd.	(note c)		11,503		—		—		—		—		(11,503)		—
IHQ, Inc.			14,755		—		(1,346)		84		—		(13,493)		—
Harex Info Tech, Inc.			2,530		—		(725)		—		—		—		1,805
SK Mobile			—		10,322		(5,520)		(136)		—		—		4,666
Skytel Co., Ltd.	(note b)		4,786		—		1,970		(605)		(328)		—		5,823
SK China Company Ltd.			485		—		(380)		(105)		—		—		—
Helio, LLC & Helio, Inc.	(note d)		102,272		76,933		(88,309)		—		—		(10,766)		80,130
SK USA, Inc.			3,279		—		7		(270)		—		—		3,016
Korea IT Fund	(note e)		—		—		2,339		722		—		190,000		193,061
Michigan Global Cinema Fund			4,000		—		(227)		—		—		—		3,773
3rd Fund of Isu Entertainment			2,500		—		(81)		—		—		—		2,419
SKT-HP Ventures, LLC	(note f)		5,290		—		—		—		—		(5,290)		—
CDMA Mobile Phone Center	(note g)		40,810		76,039		(21,474)		—		—		(10,686)		84,689
Empas Corp.			—		37,092		(1,369)		751		—		—		36,474
SK i-media Co., Ltd.			—		12,000		(636)		(52)		—		—		11,312
Cyworld Japan Co., Ltd.			726		6,118		(2,549)		67		—		—		4,362
Etoos Group Inc.	(note h)		2,586		—		(259)		—		—		(2,327)		—
Cyworld Incorporated			524		8,547		(5,358)		(121)		—		—		3,592
Other investments in affiliates			10,169		17,282		90		(640)		—		3,318		30,219

		~~W~~	471,879	~~W~~	244,333	~~W~~	(77,368)	~~W~~	62,451	~~W~~	(1,318)	~~W~~	139,253	~~W~~	750,921

(note a)	Pantech Co., Ltd. suffered a significant loss due to deterioration of its liquidity during the fourth quarter of 2006, which resulted in the Company’s investments in Pantech Co., Ltd. to be reduced to zero. Equity in losses of affiliates that exceeded the carrying amount was ~~W~~43,543 million for the year ended December 31, 2006.
(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.
(note c)	The Company sold all of investments in equity securities of WiderThan Co., Ltd. for the year ended December 31, 2006 and recognized gains on disposal of investment in equity securities of ~~W~~21,780 million.
(note d)	Other decrease in investments in equity securities of Helio, Inc. represents losses from disposal of investments in equity securities of Helio, Inc. amounting to ~~W~~1,991 million resulting from the dilution of the Company’s ownership as a result of the fact that investee sold its unissued shares to third parties directly, and translation loss of ~~W~~8,776 million incurred from translating the foreign currency financial statements of Helio, Inc. into Korean won.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.
(note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the year ended December 31, 2006.
(note g)	For the year ended December 31, 2006, SLD received a cash distribution of ~~W~~5,978 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as an in-kind contribution from SLD. In addition, translation loss of ~~W~~4,708 million incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd. into Korean won and such translation loss was accounted for as a decrease in the investment in CDMA Mobile Phone Center.
(note h)	For the year ended December 31, 2006, Etoos Group Inc. was merged into SK Communications Co., Ltd., the Company’s subsidiary.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		For the Year Ended December 31, 2007
								Equity in
								Capital
								Surplus and
						Equity in		Other					Other
		Beginning				Earnings		Comprehensive		Dividend			Increase	Ending
		Balance		Acquisition		(Losses)		Income		Received			(Decrease)	Balance

SK C&C Co., Ltd.	(notes a and d)	~~W~~	268,278	~~W~~	—	~~W~~	230,252	~~W~~	4,381	~~W~~	(1,260)	(~~W~~	501,651)	~~W~~	—
STIC Ventures Co., Ltd.			8,611		—		—		(238)		—		(8,373)		—
TU Media Corp.	(note b)		7,214		—		(5,879)		—		—		(1,335)		—
AirCross Co., Ltd.	(note c)		1,477		—		(95)		—		—		(1,382)		—
Harex Info Tech, Inc.			1,805		—		(687)		—		—		—		1,118
SK Mobile			4,666		—		(1,678)		285		—		—		3,273
Skytel Co., Ltd.	(note d)		5,823		—		2,562		12		(654)		—		7,743
SK China Company Ltd.			—		—		54		83		—		—		137
Helio, Inc. & Helio, LLC	(note e)		80,130		18,527		(116,725)		(38)		—		18,106		—
SK USA, Inc.			3,016		—		96		29		—		—		3,141
Korea IT Fund			193,061		—		14,383		3,124		—		—		210,568
Michigan Global Cinema Fund	(note f)		3,773		—		—		—		—		(3,773)		—
3rd Fund of Isu Entertainment	(note g)		2,419		—		(891)		—		—		500		2,028
Centurion IT Investment Association			—		—		35		777		—		1,651		2,463
CDMA Mobile Phone Center	(note h)		84,689		12,094		(20,651)		—		—		(10,131)		66,001
Empas Corp.	(note i)		36,474		—		(6,397)		24		—		(30,101)		—
SK i-media Co., Ltd.	(note j)		11,312		—		—		—		—		(11,312)		—
Cyworld Japan Co., Ltd.			4,362		—		(391)		120		—		—		4,091
Cyworld Incorporated	(note k)		3,592		—		(4,052)		—		—		—		2,672
SK Telecom China Holding Co., Ltd.			—		19,070		—		—		—		—		19,070
Ntreev Soft Co., Ltd.	(note j)		4,800		—		—		—		—		(4,800)		—
Konan Technology	(note l)		4,037		—		(109)		8		—		(3,936)		—
SK Cyberpass, Inc.	(note j)		1,780		—		—		—		—		(1,780)		—
Cyworld Europe GmbH	(note m)		512		3,696		(4,208)		—		—		—		—
Cyworld China (Holdings) Ltd.	(note m)		—		8,467		(8,467)		—		—		—		—
Other investment in affiliates	(note m)		19,090		14,775		(5,244)		176		(268)		132		28,661

		~~W~~	750,921	~~W~~	76,629	~~W~~	71,908	~~W~~	8,744	~~W~~	(2,182)	~~W~~	(558,185)	~~W~~	350,966

(note a)	The investment in SK C&C Co., Ltd. was reclassified to available-for-sale security during the fourth quarter of 2007 as it became the ultimate parent company of the Company.
(note b)	TU Media Corp. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of TU Media Corp. in February 2007.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note c)	AirCross Co., Ltd. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of AirCross Co., Ltd. in March 2007.
(note d)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd.; the corresponding amount was deducted from its equity method securities.
(note e)	Helio, Inc. & Helio LLC was included in the consolidation of accompanying consolidated financial statements effective November 2007, as the Company acquired additional equity of Helio, LLC during the fourth quarter of 2007.
(note f)	As TU Media Corp. who had certain ownership interest of Michigan Global Cinema Fund became a subsidiary of the Company in February 2007, the Company became the largest stockholder owning more than 30% of total outstanding common stock of Michigan Global Cinema Fund and included Michigan Global Cinema Fund in the consolidation of accompanying consolidated financial statements effective April 1, 2007.
(note g)	Other increase in investments in equity securities of 3rd Fund of Isu Entertainment resulted from additional investment by TU Media Corp..
(note h)	For the year ended December 31, 2007, SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.) received a cash distribution of ~~W~~10,728 million from CDMA Mobile Phone Center, and such reimbursement decreased SKT Vietnam PTE Ltd’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as an in-kind contribution from SKT Vietnam PTE Ltd. In addition, translation gain of ~~W~~597 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and such translation gain was accounted for as an increase in the investment in CDMA Mobile Phone Center.
(note i)	Other decrease in investments in equity securities of Empas Corp. resulted from the merger between Empas Corp. and SK Communications Co., Ltd.
(note j)	SK i-media Co., Ltd., Ntreev Soft Co., Ltd. and SK Cyberpass, Inc. were newly included in the consolidation of the accompanying financial statements as their total assets at the beginning of 2007 increased to more than ~~W~~7 billion, in accordance with Korean GAAP.
(note k)	Equity in losses of affiliates amounting to W3,133 million resulted from the additional recognition of equity losses for short-term loans provided for by SK Communications Co., Ltd.
(note l)	Konan Technology which was a subsidiary of Empas Corp. was included in the consolidation of accompanying consolidated financial statements as SK Communications Co., Ltd. merged with Empas Corp. for the year ended December 31, 2007.
(note m)	As carrying amounts of equity securities accounted for using the equity method of Cyworld Europe GmbH, Cyworld China (Holdings) Ltd. and Cyworld Vietnam became nil, the equity method accounting was discontinued. Unrecognized losses because of the discontinuance of the equity method were ~~W~~3,164 million as of December 31, 2007.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		For the Year Ended December 31, 2008
									Equity in
									Capital
									Surplus and
						Equity in			Other			Other
		Beginning				Earnings			Comprehensive	Dividend		Increase		Ending
		Balance		Acquisition		(Losses)			Income	Received		(Decrease)		Balance

SK Marketing & Company Co., Ltd.		~~W~~	—	~~W~~	190,000	~~W~~	7,410	~~W~~	(100,612)	~~W~~	—	~~W~~	—	~~W~~	96,798
AirCross Co., Ltd.	(Note a)		—		—		2,261		—		—		5,028		7,289
Harex Info Tech, Inc.			1,118		—		(522)		—		—		—		596
SK Mobile	(Note c)		3,273		2,004		—		—		—		(3,166)		2,111
Skytel Co., Ltd.			7,743		—		5,189		2,140		(1,214)		—		13,858
SK China Company Ltd.			137		2,963		164		313		—		—		3,577
TR Entertainment			—		10,953		(2,108)		781		—		—		9,626
Virgin Mobile USA Inc.			—		29,693		(8,896)		(1,504)		—		42,803		62,096
SK Telecom China Holding Co., Ltd.	(Note d)		19,070		—		—		—		—		(19,070)		—
SK USA, Inc.			3,141		—		911		1,197		—		—		5,249
Korea IT Fund			210,568		—		4,771		(4,604)		—		—		210,735
Centurion IT Investment Association	(Note e)		2,463		—		—		—		—		(2,463)		—
3rd Fund of Isu Entertainment			2,028		—		(146)		—		—		—		1,882
Magic Tech Network			—		8,494		(1,233)		464		—		—		7,725
SK Telecom Global Investment B.V.			—		26,044		125		5,638		—		—		31,807
SKY Property Mgmt. Ltd.			—		283,368		(1,998)		5,636		—		—		287,006
CDMA Mobile Phone Center	(Note f)		66,001		13,629		(25,766)		—		—		13,275		67,139
Wave City Development Co., Ltd.			—		1,967		(59)		—		—		—		1,908
SK Cyberpass, Inc.	(Note b)		—		3,444		(1,584)		980		—		1,228		4,068
Shenzhen E-Eye High Tech			—		—		(1,151)		—		—		20,952		19,801
Cyworld Japan Co., Ltd.			4,091		—		(539)		138		—		—		3,690
Cyworld Incorporated			2,672		—		—		—		—		—		2,672
Prmaxsoftware tech.Co., Ltd.			—		7,127		—		—		—		—		7,127
Mobile Money Ventures, LLC	(Note g)		—		8,821		(4,189)		—		—		651		5,283
SK Telecom Holdings America, Inc.			4,050		8,940		—		—		—		—		12,990
Benex Movie Expert Fund			—		8,100		(55)		—		—		—		8,045
Other investment in affiliates			24,611		7,010		(1,959)		1,112		—		(5,340)		25,434

		~~W~~	350,966	~~W~~	612,557	~~W~~	(29,374)	~~W~~	(88,321)	~~W~~	(1,214)	~~W~~	53,898	~~W~~	898,512

(note a)	Aircross Co., Ltd. was included in the equity securities accounted for using equity method as it was fully liquidated in March 2009.
(note b)	SK Cyberpass, Inc was included in the equity securities accounted for using equity method as its total assets at the beginning of 2008 decreased to less than ~~W~~7 billion.
(note c)	Other decrease in investments in equity securities of SK Mobile represent disposal of part of the equity shares.
(note d)	Other decreases in investments in equity securities of SK Telecom China Holding Co., Ltd. resulted from the fact that SK Telecom China Holding Co., Ltd. is included in consolidation for the year ended December 31, 2008.
(note e)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment from the full liquidation of Centurion IT Investment Association.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note f)	Translation gain of ~~W~~13,275 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and such translation gain was accounted for as an increase in the investment in CDMA Mobile Phone Center.
(note g)	The amount represent translation gain of ~~W~~651 million incurred from translating the foreign currency financial statements of SKT Americas, Inc. (formerly SK Telecom International inc.) into Korean won and such translation gain was accounted for as an increase in the investment in Mobile Money Ventures, LLC.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2006
	Beginning						Ending
	Balance		In(De)crease		Amortization		Balance

Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(793)	~~W~~	—
SK C&C Co., Ltd.		4,870		—		(406)		4,464
TU Media Corp.		993		—		(209)		784
IHQ, Inc.		6,267		(5,533)		(734)		—
Harex Info Tech, Inc.		1,402		—		(351)		1,051
SK Mobile		—		3,192		(3,192)		—
Helio, Inc.		—		38		—		38
Empas Corp.		—		24,159		(1,208)		22,951
Etoos Group Inc.		1,581		(1,553)		(28)		—
Other investments in affiliates		—		12,531		(1,086)		11,445

Total	~~W~~	15,906	~~W~~	32,834	~~W~~	(8,007)	~~W~~	40,733

	For the Year Ended December 31, 2007
	Beginning						Ending
	Balance		In(De)crease		Amortization		Balance

SK C&C Co., Ltd.	~~W~~	4,464	~~W~~	(4,160)	~~W~~	(304)	~~W~~	—
TU Media Corp.		784		(732)		(52)		—
IHQ, Inc.		—		—		—		—
Harex Info Tech, Inc.		1,051		—		(350)		701
SK Mobile		—		—		—		—
Helio, Inc.		38		—		(38)		—
Empas Corp.		22,951		(18,924)		(4,027)		—
Etoos Group Inc.		—		—		—		—
Ntreev Soft Co., Ltd.		1,785		(1,785)		—		—
Konan Technology		3,859		(3,859)		—		—
Other investments in affiliates		5,801		2,899		(1,770)		6,930

Total	~~W~~	40,733	~~W~~	(26,561)	~~W~~	(6,541)	~~W~~	7,631

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2008
	Beginning						Ending
	Balance		In(De)crease		Amortization		Balance

Harex Info Tech, Inc.	~~W~~	701	~~W~~	—	~~W~~	(351)	~~W~~	350
TR Entertainment		—		8,066		(1,210)		6,856
Virgin Mobile USA Inc.		—		126,363		(7,183)		119,180
Skytel Co., Ltd.		—		(1,387)		1,387		—
SK China Company Ltd.		—		107		—		107
Magic Tech Network		—		6,181		(618)		5,563
SK Cyberpass Inc.		—		304		(46)		258
Shenzhen E-Eye High Tech		—		10,851		(2,171)		8,680
Other investments in affiliates		6,930		(1,893)		(1,601)		3,436

Total	~~W~~	7,631	~~W~~	148,592	~~W~~	(11,793)	~~W~~	144,430

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2006
	Beginning						Ending
	Balance		Increase		Decrease		Balance

Pantech Co., Ltd.	~~W~~	—	~~W~~	271	~~W~~	(271)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086
Cyworld Japan Co., Ltd.		2,526		681		(570)		2,637
Cyworld Incorporated		—		1,888		(94)		1,794
Other investments in affiliates		—		892		(104)		788

Total	~~W~~	3,612	~~W~~	3,732	~~W~~	(1,039)	~~W~~	6,305

	For the Year Ended December 31, 2007
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		2,637		—		(2,227)		410
Cyworld Incorporated		1,794		—		(378)		1,416
Other investments in affiliates		788		2,552		(385)		2,955

Total	~~W~~	6,305	~~W~~	2,552	~~W~~	(2,990)	~~W~~	5,867

	For the Year Ended December 31, 2008
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		410		—		(410)		—
Cyworld Incorporated		1,416		—		—		1,416
Other investments in affiliates		2,955		57		(192)		2,820

Total	~~W~~	5,867	~~W~~	57	~~W~~	(602)	~~W~~	5,322

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed financial information of the investees as of and for the year ended December 31, 2008 are as follows (In millions of Korean won):

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (Loss)

SK Marketing & Company Co., Ltd.	~~W~~	593,884	~~W~~	400,287	~~W~~	133,271	~~W~~	14,823
AirCross Co., Ltd.		7,402		114		24,352		2,261
Harex Info Tech, Inc.		2,241		1,082		2,798		(812)
Skytel Co., Ltd.		50,653		3,448		39,815		14,409
SK China Company Ltd.		16,449		1,101		11,632		(1,222)
TR Entertainment		7,521		956		6,383		(2,129)
SK USA, Inc.		12,028		1,316		9,710		1,860
Korea IT Fund		332,724		—		19,742		7,534
3rd Fund of Isu Entertainment		6,012		—		305		(390)
Magic Tech Network		10,194		2,986		556		(2,049)
SK Telecom Global Investment B.V.		31,845		39		286		125
SKY Property Mgmt. Ltd.		656,923		178,581		9,448		(3,330)
CDMA Mobile Phone Center		451,998		317,719		73,803		(51,532)
Wave City Development Co., Ltd.		27,413		17,371		523		(311)
SK Cyberpass, Inc.		8,850		4,361		22,031		(2,454)
Shenzhen E-Eye High Tech		17,557		579		5,965		1,462
Cyworld Japan Co., Ltd.		1,931		221		194		(868)
Cyworld Incorporated		2,737		13,673		57		(5,821)
Money Mobile USA, Inc.		12,404		1,838		—		(8,378)
Virgin Mobile USA Inc.		480,661		825,373		479,739		(10,345)
Benex Movie Expert Fund		17,428		146		82		(119)

6.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Loans to employees’ stock ownership association	~~W~~	7,526	~~W~~	34,817	~~W~~	74,878
Loans to employees for housing and other		4,580		15,231		15,488

	~~W~~	12,106	~~W~~	50,048	~~W~~	90,366

On December 26, 2007 and January 23, 2008, we loaned ~~W~~ 31.0 billion and ~~W~~ 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	Useful Lives
	(Years)	2006		2007		2008

Land		~~W~~	473,109	~~W~~	454,916	~~W~~	756,348
Buildings and structures	15-50		1,502,755		1,510,199		1,925,563
Machinery	3-9		11,380,257		12,909,629		18,572,546
Other	3-5		1,004,196		1,028,442		1,135,325
Construction in progress			132,831		308,955		356,150

Total			14,493,148		16,212,141		22,745,932
Less accumulated depreciation			(9,985,813)		(11,242,431)		(15,305,773)
Accumulated impairment			—		—		(2,197)
Government subsidy			—		(356)		(273)

Property and equipment, net		~~W~~	4,507,335	~~W~~	4,969,354	~~W~~	7,437,689

The government’s declared standard value of land owned as of December 31, 2006, 2007 and 2008 are ~~W~~519,234 million, ~~W~~561,326 million and ~~W~~895,866 million, respectively.

Details of changes in property and equipment for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2006
	Beginning										Ending
	Balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	466,562	~~W~~	115	~~W~~	(645)	~~W~~	7,077	~~W~~	—	~~W~~	473,109
Buildings and structures		1,151,094		4,664		(849)		14,262		(55,947)		1,113,224
Machinery		2,479,623		65,819		(8,571)		1,014,646		(1,152,632)		2,398,885
Other		301,781		839,284		(17,308)		(636,866)		(97,605)		389,286
Construction in progress		264,309		588,260		—		(719,738)		—		132,831

	~~W~~	4,663,369	~~W~~	1,498,142	~~W~~	(27,373)	~~W~~	(320,619)	~~W~~	(1,306,184)	~~W~~	4,507,335

	For the Year Ended December 31, 2007
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	473,109	~~W~~	—	~~W~~	471	~~W~~	(20,362)	~~W~~	1,698	~~W~~	—	~~W~~	454,916
Buildings and structures		1,113,224		5		4,998		(3,488)		7,779		(56,438)		1,066,080
Machinery		2,398,885		282,925		106,524		(8,420)		1,333,354		(1,312,840)		2,800,428
Other		389,286		19,008		1,034,181		(14,273)		(964,200)		(125,027)		338,975
Construction in progress		132,831		5,941		669,793		(893)		(498,717)		—		308,955

Total	~~W~~	4,507,335	~~W~~	307,879	~~W~~	1,815,967	~~W~~	(47,436)	~~W~~	(120,086)	~~W~~	(1,494,305)	~~W~~	4,969,354

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2008
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	454,916	~~W~~	294,629	~~W~~	141	~~W~~	(3,394)	~~W~~	10,056	~~W~~	—	~~W~~	756,348
Buildings and structures		1,066,080		319,266		10,984		(2,900)		28,692		(67,310)		1,354,812
Machinery		2,800,428		1,675,918		358,052		(55,090)		1,600,116		(1,804,916)		4,574,508
Other		338,975		(950)		1,138,814		(29,633)		(928,313)		(123,022)		395,871
Construction in progress		308,955		61,155		728,939		(13,461)		(729,438)		—		356,150

Total	~~W~~	4,969,354	~~W~~	2,350,018	~~W~~	2,236,930	~~W~~	(104,478)	~~W~~	(18,887)	~~W~~	(1,995,248)	~~W~~	7,437,689

Other increase (decrease) resulted from merger and the changes in consolidated subsidiaries.

8.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	December 31, 2008						Carrying Amounts
	Acquisition		Accumulated		Accumulated
	Cost		Amortization		Impairment		2006		2007		2008

Goodwill	~~W~~	2,998,512	~~W~~	(1,093,395)	~~W~~	(5,378)	~~W~~	1,775,695	~~W~~	1,684,357	~~W~~	1,899,739
Frequency use rights		1,385,120		(541,349)		—		1,076,833		960,302		843,771
Software development costs		270,638		(232,872)		(3,193)		45,653		19,837		34,573
Customer relationships		504,156		(68,621)		—		—		25,139		435,535
Other		1,628,458		(861,947)		(1,984)		620,230		744,327		764,527

	~~W~~	6,786,884	~~W~~	(2,798,184)	~~W~~	(10,555)	~~W~~	3,518,411	~~W~~	3,433,962	~~W~~	3,978,145

Details of changes in intangible assets for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2006
	Beginning												Ending
	Balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,868,932	~~W~~	1,672	~~W~~	—	~~W~~	44,947	~~W~~	(139,806)	~~W~~	(50)	~~W~~	1,775,695
Frequency use rights		1,184,292		687		—		—		(108,146)		—		1,076,833
Software development costs		65,991		1,946		—		9,340		(31,624)		—		45,653
Other		333,674		69,659		(1,250)		330,866		(112,604)		(115)		620,230

	~~W~~	3,452,889	~~W~~	73,964	~~W~~	(1,250)	~~W~~	385,153	~~W~~	(392,180)	~~W~~	(165)	~~W~~	3,518,411

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,775,695	~~W~~	59,460	~~W~~	958	~~W~~	(124)	~~W~~	6,092	~~W~~	(157,724)	~~W~~	(—)	~~W~~	1,684,357
Frequency use rights		1,076,833		—		—		—		—		(116,531)		—		960,302
Software development costs		45,653		1,881		3,294		(5,673)		1,679		(26,930)		(67)		19,837
Customer relationships		—		33,152		—		—		629		(8,642)		—		25,139
Other		620,230		85,983		110,850		(5,750)		129,729		(196,569)		(146)		744,327

Total	~~W~~	3,518,411	~~W~~	180,476	~~W~~	115,102	~~W~~	(11,547)	~~W~~	138,129	~~W~~	(506,396)	~~W~~	(213)	~~W~~	3,433,962

	For the Year Ended December 31, 2008
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,684,357	~~W~~	481,106	~~W~~	1,305	~~W~~	(55)	~~W~~	1,197	~~W~~	(267,078)	~~W~~	(1,093)	~~W~~	1,899,739
Frequency use rights		960,302		—		—		—		—		(116,531)		—		843,771
Software development costs		19,837		4,950		16,356		(1)		10,769		(14,713)		(2,625)		34,573
Customer relationships		25,139		479,017		—		—		—		(68,621)		—		435,535
Other		744,327		16,255		131,680		(10,809)		180,673		(297,085)		(514)		764,527

Total	~~W~~	3,433,962	~~W~~	981,328	~~W~~	149,341	~~W~~	(10,865)	~~W~~	192,639	~~W~~	(764,028)	~~W~~	(4,232)	~~W~~	3,978,145

Other increase (decrease) resulted from merger and change in consolidated subsidiary.

The book value and residual useful lives of major intangible assets as of December 31, 2008 are as follows (In millions of Korean won):

	Amount		Description	Residual Useful Lives

Goodwill	~~W~~	1,434,898	Goodwill related to merger of Shinsegi Telecomm, Inc.	11 years and 3 months
″		29,956	Goodwill related to merger of Empas Corp.	3 years and 10 months
″		378,084	Goodwill related to acquire of SK Broadband Co., Ltd.	19 years and 3 months
IMT license		772,762	Frequency use rights relating to W-CDMA service	(note a)
WiBro license		65,699	WiBro service	(note b)
DMB license		5,310	DMB service	7 years and 6 months
Customer relationships		435,535	Customer relationships related to acquisition of SK Broadband Co., Ltd.	4 years and 9 months

(note a)	With its application for a license to provide IMT services, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, paid ~~W~~650,000 million in March 2001 and SK Telecom is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year- maturity government bond rate minus 0.75% (4.54% as of December 31, 2008). The future payment obligations are ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from MIC, and recorded the total license cost (measured

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at present value) as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial. As of December 31, 2008, the present value discount related to the current portion and long-term portion of payments to be made to MIC amounts to ~~W~~805 million and ~~W~~15,416 million, respectively.
(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line method over the remaining useful life.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	BONDS PAYABLE

Bonds as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won and thousands of U.S. dollars and thousands of Japanese yen):

		Annual
	Maturity	Interest
	Year	Rate (%)	2006		2007		2008

Domestic general bonds	2007	5.0-6.0	~~W~~	700,000	~~W~~	—	~~W~~	—
″	2008	5.0		300,000		300,000		—
″	2009	5.0		300,000		300,000		300,000
″	2010	4.0 ~ 6.77		200,000		200,000		250,000
″	2011	3.0		200,000		200,000		200,000
		3 month Euro Yen
″ (note a)	2012	Libor+0.55		—		104,166		174,236
″	2013	4.0 ~ 6.92		200,000		200,000		450,000
″	2014	5.0		—		200,000		200,000
″	2015	5.0		—		—		200,000
″	2016	5.0		200,000		200,000		200,000
″	2018	5.0		—		—		200,000
Unsecured private bonds	2008	6.07-6.14		—		30,000		—
″ (note b)	2009	6.51-7.48		—		34,584		23,205
″	2009	6.45		—		30,000		30,000
″ (note b)	2010	6.50-7.07		—		36,250		28,182
Unsecured public bonds	2008	5.50		—		50,000		—
″	2010	6.30-6.81		—		110,000		110,000
″	2011	9.08		—		—		25,000
Debentures (notes c and e)	2009	6.08		—		—		96,172
″ (notes c and f)	2010	8.75 ~ 9.25		—		—		80,000
″ (notes c and f)	2011	6.65 ~ 9.20		—		—		315,718
Dollar denominated bonds (US$300,000)	2011	4.25		278,880		281,460		377,250
Dollar denominated bonds (US$500,000) (notes c and g)	2012	7.0		—		—		656,251
Dollar denominated bonds (US$400,000)	2027	6.63		—		375,280		503,000
Floating rate notes		3-month
(US$150,000) (note a)	2010	LIBOR rate +3.05		—		—		188,625
Private bonds (¥125,000)	2007	4.65		684		—		—
Convertible bonds (SK Telecom) (note d)	2009	—		356,356		268,415		268,415
Convertible bonds (IHQ, Inc.)	2008	—		18,356		—		—
Convertible bonds (YTN Media, Inc.)	2007	1.0		1,000		—		—
Bond with stock purchase warrant (SK Communications Co., Ltd.)	2007	4.65		684		—		—

Sub total				2,755,960		2,920,155		4,876,054
Less discounts on bonds				(39,422)		(46,557)		(77,182)
Less conversion right adjustments				(46,079)		(19,665)		(5,733)
Less warrant right adjustments				(23)		—		—
Add long-term accrued interest				23,854		17,256		17,256

Net				2,694,290		2,871,189		4,810,395
Less portion due within one year				(698,967)		(522,528)		(736,003)

Long-term portion			~~W~~	1,995,323	~~W~~	2,348,661	~~W~~	4,074,392

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The 3-months Euro Yen LIBOR rate and the 3-month Libor rate as of December 31, 2008 are 0.83% and 1.425%, respectively.
(note b)	These bonds are scheduled to repay in 3 years with a two-year grace period.
(note c)	These bonds are debentures of SK Broadband Co., Ltd. which was newly included in consolidation of accompanying consolidated financial statements for the year ended December 31, 2008.
(note d)	The principal amount of these convertible bonds denominated in U.S. dollar as of December 31, 2006, 2007 and 2008 are US$304,240,000, US$229,160,000 and US$229,160,000, respectively.
(note e)	SK Broadband Co., Ltd. is required to keep the debt ratio lower than 400% and prohibited from disposing or leasing of its property and equipment more than ~~W~~1,000 billion in each fiscal year in accordance with the covenant provision of related borrowings.
(note f)	SK Broadband Co., Ltd. is required to keep the debt ratio lower than 1,000% and prohibited from disposing or leasing of its property and equipment more than 20 times of its stockholders’ equity in each fiscal year in accordance with covenant provision of related borrowings.
(note g)	SK Broadband Co., Ltd. is required to propose tender offer to purchase its outstanding bonds at 101% of principal if investors other than foreign majority shareholders acquire more than 45% equity interest in SK Broadband Co., Ltd., and its credit rating is down-graded by designated credit rating agency (S&P, Moody’s) due to such change in management right.

All of the above bonds will be paid in full at maturities except for bonds of mentioned at the above note b.

Convertible Bonds Issued by SK Telecom

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~203,516 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2008 is 1,324,744 shares. Effective July 1, 2008, the conversion price was changed from ~~W~~204,636 to ~~W~~203,516 and the number of shares to be converted was changed from 1,317,494 shares to 1,324,744 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors of July 18, 2008.

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

During the year ended December 31, 2007, the conversion rights for the convertible bond with a principal amount of US$75,080,000 were exercised. The Company paid ~~W~~42,962 million in cash to bond holders with a principal amount of US$36,260,000 without delivering the Company’s common stocks due to the 49% ownership limitation as explained above and the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of treasury stock (see Note 16). Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million). In 2008, no conversion right was exercised.

Convertible Bonds and Bonds with Stock Purchase Warrants Issued by Subsidiaries

In 2005, IHQ, Inc. (“IHQ”) and YTN Media, Inc. (“YTN”) which were consolidated effective July 1, 2006, issued convertible bonds with the principal amount of US$18,000,000 and ~~W~~1,000 million, respectively. As of December 31, 2006, IHQ’s convertible bonds are convertible into IHQ’s common stock at ~~W~~7,359 (convertible rate of exchange: 1,034.70 = US$1) per share during the period from May 15, 2006 to November 15, 2008. Unless converted, these bonds are redeemable for cash at 104.57% of the principal amount at maturity. During the year ended December 31, 2007, all convertible bonds were converted into common stocks, therefore no convertible bonds are remained as of December 31, 2008.

As SK Communications Co., Ltd. merged with Etoos Group on May 1, 2006, bonds with stock purchase warrants with the principal amount of ¥125,000,000 were transferred to the Company. During the year ended December 31, 2007, these bonds were all redeemed at maturity, accordingly no bonds with stock purchase warrants are remained as of December 31, 2008.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Final	Annual Interest
	Maturity	Rate (%)
Lender	Year	(Note a)	2006		2007		2008

Shinhan Bank (note b)	2011	91 days CD yield + 0.25	~~W~~	200,000	~~W~~	200,000	~~W~~	200,000
Korea Development Bank	2011	91 days CD yield + 1.02		—		—	~~W~~	100,000
Citibank	2011	91 days CD yield + 1.20		—		—	~~W~~	100,000
Nonghyup	2011	91 days CD yield + 1.30		—		—	~~W~~	100,000
Hana Bank	2011	91 days CD yield + 1.50		—		—	~~W~~	150,000
Nonghyup	2011	91 days CD yield + 1.50		—		—	~~W~~	50,000
Shinhan Bank	2011	4.36		—	~~W~~	762	~~W~~	635
Korea Development Bank	2011	5.79		—		—	~~W~~	16,253
Kookmin Bank	2012	5.91		—		—	~~W~~	11,860
Korea Development Bank	2013	5.91		—		—	~~W~~	10,577
Small Business Corporation	2009	5.25		—	~~W~~	156	~~W~~	31
Calyon Bank	2013	6M Libor + 0.29	US$	50,000	US$	50,000	US$	50,000
DBS Bank	″	″	US$	25,000	US$	25,000	US$	25,000
SMBC	″	″	US$	25,000	US$	25,000	US$	25,000
Earthlink, Inc.	2010	10		—	US$	30,000		—
Industrial Bank of Korea	2008	3.50 ~ 3.90		¥8,880		—		—
″	2009	3.11		¥9,100		—		—
″	2010	2.50 ~ 4.00		—	~~W~~	641	~~W~~	384
Resona Bank	2010	1.85		—		¥98,573		—

Total			~~W~~	200,000	~~W~~	201,559	~~W~~	739,740
			US$	100,000	US$	130,000	US$	100,000
				¥17,980		¥98,573		—

Equivalent in Korean won			~~W~~	293,101	~~W~~	324,346	~~W~~	865,490
Less portion due within one year				(75)		(925)		(9,019)

Long-term portion			~~W~~	293,026	~~W~~	323,421	~~W~~	856,471

(note a)	At December 31, 2008, the 91-day CD yield and the 6M LIBOR rate are 3.93% and 1.75%, respectively.
(note b)	This long-term a borrowings is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from December 31, 2008 in accordance with the loan agreement.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The repayment schedule of long-term borrowings at December 31, 2008 is as follows (In millions of Korean won and thousands of denominated in Yen):

			Long-Term Borrowing
			in Foreign Currencies
	Long-Term Borrowing		Foreign		Korean Won
Year Ending December 31,	in Korean Won		Currencies		Equivalent		Total

2009	~~W~~	9,019		—		—	~~W~~	9,019
2010		12,599		—		—		12,599
2011		710,856		—		—		710,856
2012		5,503		—		—		5,503
2013 and thereafter		1,763	US$	100,000	~~W~~	125,750		127,513

Total	~~W~~	739,740	US$	100,000	~~W~~	125,750	~~W~~	865,490

11.	SUBSCRIPTION DEPOSITS

The Company receives facility guarantee deposits from subscribers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term subscription guarantee deposits by service type held as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service Type	Subscriber		2006		2007		2008

Cellular	~~W~~	200,000	~~W~~	21,140	~~W~~	6,425	~~W~~	4,796

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

During the year ended December 31, 2005, the Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded SK C&C Co., Ltd. in certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. YTN Media, Inc., which was consolidated effective July 1, 2006, acquired certain broadcasting equipment from HYOSUNG CAPITAL Co., Ltd. under certain finance lease agreements. The acquisition cost of such leased broadcasting equipment, computer equipment and software totaled ~~W~~265,625 million as of December 31, 2008. Depreciation expense for the year ended December 31, 2008 was ~~W~~45,807 million. The Company’s minimum future lease payments as of December 31, 2008 are as follows (In millions of Korean won):

	Annual Lease
Year Ending December 31,	Payments		Interest		Principal

2009	~~W~~	74,741	~~W~~	12,951	~~W~~	61,791
2010		74,650		8,401		66,249
2011		49,260		3,625		45,635
2012		28,147		758		27,388

Total	~~W~~	226,798	~~W~~	25,735		201,063

Less portion due within one year						(61,790)

Finance lease liabilities					~~W~~	139,273

The Company leased certain machinery and equipment under an operating lease and the Company’s minimum future lease payments as of December 31, 2008 are as follows (In millions of Korean won):

	Minimum Lease
Year Ending December 31,	Payments

2009	~~W~~	672,837
2010		460,046
2011		436,425
2012		410,590
2013 and thereafter		—

Total	~~W~~	1,979,898

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan, thousands of Vietnam dongs, thousands of Canadian dollars and thousands of France francs):

	Foreign Currencies						Korean Won Equivalent
	2006		2007		2008		2006		2007		2008

Cash and cash equivalents	US$	1,330	US$	357,413	US$	7,269	~~W~~	1,236	~~W~~	335,325	~~W~~	9,140
²		EUR2		EUR117		EUR85		2		162		152
²		—		—		JPY1,313		—		—		18
Accounts receivable — trade	US$	30,849	US$	26,818	US$	35,837		28,677		25,161		45,066
²		¥800		¥41,307		—		6		344		—
²		EUR248		EUR248		EUR187		303		343		332
²		—		CNY5,620		CNY5,620		—		722		1,035
Short-term loans		—	US$	2,419	US$	2,168		—		2,270		2,726
Accounts receivable — other	US$	1,657	US$	965	US$	2		1,541		905		3
²		—		—		CNY7,888		—		—		1,452
Guarantee deposits	US$	17	US$	12	US$	8		16		11		9
²		¥21,536		¥16,912		¥17,397		168		141		242

Total assets							~~W~~	31,949	~~W~~	365,384	~~W~~	60,175

	Foreign Currencies						Korean Won Equivalent
	2006		2007		2008		2006		2007		2008

Accounts payable — trade		—	US$	27,904	US$	22,295	~~W~~	—	~~W~~	26,179	~~W~~	28,036
²		—		¥1,251		¥1,251		—		10		17
²		—		—		FRF11,474		—		—		3
Accounts payable — other	US$	36,373	US$	22,596	US$	31,605		33,812		21,199		39,744
²		¥19,956		¥16,954		¥112,370		156		141		1,566
²	HK$	190	HK$	248	HK$	41		23		30		7
²		GBP48		GBP931		GBP38		88		1,745		70
²	SG$	6	SG$	27	SG$	1		4		18		1
²		EUR 813		EUR 588		EUR 1,116		993		812		1,983
²		CHF250		CHF250		—		190		208		—
²	CA$	2		—		—		1		—		—
²		FRF11		FRF11		—		2		2		—

Total liabilities							~~W~~	35,269	~~W~~	50,344	~~W~~	71,427

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,667,459	72,584,677	72,486,015

Significant changes in common stock and capital surplus in 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

	Number of			Capital
	Shares Issued	Common Stock		Surplus

At December 31, 2005	82,276,711		44,639		2,969,865
Retirement of treasury stock (note a)	(1,083,000)		—		—
Conversion of convertible bonds (note b)	—		—		(3,733)
Transfer of stock options from capital adjustment (note c)	—		—		234
Equity in capital surplus changes of affiliates	—		—		33

At December 31, 2006	81,193,711		44,639		2,966,399
Conversion of convertible bonds (note d)	—		—		(11,116)
Transfer of stock options from capital adjustment (note e)	—		—		3,246
Equity in capital surplus changes of affiliates	—		—		(2,423)

At December 31, 2007	81,193,711		44,639		2,956,106
Decrease of conversion of convertible bonds due to change in statutory tax rates	—		—		1,544
Gain on disposal of treasury stock (note f)	—		—		722
Equity in capital surplus changes of affiliates	—		—		482

At December 31, 2008	81,193,711	~~W~~	44,639	~~W~~	2,958,854

(note a)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriation in accordance with Korean Commercial Code.

(note b)	For the year ended December 31, 2006, the convertible bonds with principal amount of US$25,210,000 were converted into 136,163 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks. Related to this conversion transaction, the capital surplus amount decreased by ~~W~~3,733 million.

(note c)	For the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus.

(note d)	For the year ended December 31, 2007, the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of the Company’s common stock. Such conversion was settled by the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company by using its treasury stocks (see note 16). Related to this conversion transaction, the capital surplus amount decreased by ~~W~~11,116 million.

(note e)	For the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus.

(note f)	On January 23, 2008, treasury stock of 208,326 shares with carrying value totaling ~~W~~49,401 million were sold to the employees’ stock ownership association. As a result of these transactions, tax effect of accumulated temporary differences related to the sold treasury stocks exceeded loss on disposal of treasury stock.

15.	RETAINED EARNINGS

Retained earnings as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Appropriated	~~W~~	6,679,235	~~W~~	7,335,037	~~W~~	8,295,037
Unappropriated		1,168,199		1,579,933		1,153,148

	~~W~~	7,847,434	~~W~~	8,914,970	~~W~~	9,448,185

The details of appropriated retained earnings as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Legal reserve	~~W~~	22,320	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000		—
Reserve for loss on disposal of treasury stock		477,182		255,984		255,984
Reserve for research and manpower development		880,595		872,595		872,595
Reserve for business expansion		5,266,138		6,151,138		6,344,138
Reserve for technology development		—		—		800,000

	~~W~~	6,679,235	~~W~~	7,335,037	~~W~~	8,295,037

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

b. Reserve for Improvement of Financial Structure

Through 2006, the Financial Control Regulation for Listed Companies in Korea required that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income tax, if any) on the disposal of property and equipment should be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reached 30%. However, this regulation was nullified during the year ended December 31, 2007 and no such requirement exists as of December 31, 2007 and 2008.

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

d. Reserve for Business Expansion and Technology Development

The reserve for business expansion and technology development are voluntary and were approved by the board of directors and stockholders.

16.	TREASURY STOCK

Upon issuance of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. Meanwhile, the Company retired 1,083,000 shares of common stock in accordance with Korean Commercial law, which were acquired by the Company in 2006 at ~~W~~209,077 million. As a result, retained earnings decreased by ~~W~~209,077 million. In addition, the loss on disposal of treasury stock decreased by ~~W~~337 million for the year ended December 31, 2007 to reflect the tax effect of change in accumulated temporary differences related to treasury stocks based on the prior year tax return.

In addition, during the year ended December 31, 2006 and 2007, the convertible bonds with a principal amount of US$25,210 thousand and US$75,080 thousand were converted into 136,163 shares and 216,347 shares of common stock, respectively. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million and ~~W~~51,199 million, which resulted in loss on disposal of treasury stock of ~~W~~7,887 million and gain on disposal of treasury stock of ~~W~~1,414 million, respectively.

From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the board of directors on November 2, 2007. In addition, on December 26, 2007 and January 23, 2008, treasury stock of 171,871 shares and 208,326 shares with carrying value totaling ~~W~~40,756 million and ~~W~~49,401 million, respectively, were sold to the employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock decreased by ~~W~~6,042 million for the year ended December 31, 2007 and increased by ~~W~~7,155 million for the year ended December 31, 2008.

Meanwhile, from December 2, 2008 through December 30, 2008, the Company acquired 306,988 shares of treasury stock for ~~W~~63,538 million in order to retire them with retained earnings in accordance with a resolution of Board of Directors on October 23, 2008.

17.	INCOME TAXES

Income tax expenses for the years ended December 31, 2006, 2007 and 2008 consist of the following (In millions of Korean won):

	2006		2007		2008

Currently	~~W~~	615,959	~~W~~	572,806	~~W~~	493,714
Changes in net deferred tax liabilities		(43,933)		121,681		(194,864)

Income tax expenses	~~W~~	572,026	~~W~~	694,487	~~W~~	298,850

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2006, 2007 and 2008 is attributable to the following (In millions of Korean won):

	2006		2007		2008

Income taxes at statutory income tax rate of 25% in 2006, 2007 and 2008	~~W~~	505,394	~~W~~	571,441	~~W~~	314,683
Resident surtax payable		50,539		57,144		31,468
Tax credit for investments, technology and human resource development		(110,785)		(105,819)		(98,551)
Special surtax for agriculture and fishery industries		20,183		17,855		17,528
Additional income tax (tax refund) for prior periods		—		8,148		(60,130)
Goodwill amortization not deductible for tax purpose		38,447		35,382		35,382
Undistributed earnings of subsidiaries		1,496		5,326		3,196
Other permanent differences		24,717		3,664		18,045
Change in valuation allowance		42,035		101,346		37,229

Recorded income taxes	~~W~~	572,026	~~W~~	694,487	~~W~~	298,850

Effective tax rate		28.30%		30.38%		23.74%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Current:
Allowance for doubtful accounts	~~W~~	21,701	~~W~~	17,289	~~W~~	33,073
Accrued interest income		(1,605)		(2,073)		(2,902)
Accrued interest expense		—		—		21,856
Net operating loss carryforwards		1,121		5,406		7,606
Tax credit carryforwards		19		—		570
Other		28,704		15,756		(32,417)

Net deferred tax assets — current		49,940		36,378		27,786

Non-Current:
Depreciation		(51,437)		(42,671)		(9,491)
Loss on impairment of investment securities		33,269		41,105		99,149
Equity in losses (gains) of affiliates, net		3,968		(52,313)		(3,458)
Unrecognized deficit (undistributed earnings) of subsidiaries		34,005		86,497		(59,826)
Tax free reserve for research and manpower development		(211,215)		(151,259)		(80,707)
Tax free reserve for loss on disposal of treasury stock		(70,395)		(70,396)		—
Loss on valuation of foreign currency swap		6,188		6,188		(36,332)
Loss on valuation of interest swap		125		(871)		7,370
Loss on valuation of foreign currency swap (accumulated other comprehensive income)		6,668		6,668		(1,490)
Gain on conversion of convertible bond		—		(102,613)		(82,091)
Consideration for conversion right		(17,086)		(12,870)		(11,325)
Equity in other comprehensive income of affiliates, net		(34,077)		7,879		22,960
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(163,992)		(617,020)		(123,636)
Loss (Gain) on foreign currency translation		—		—		(34,773)
Net operating loss carryforwards		66,319		183,053		137,348
Tax credit carryforwards		48		35,399		39,345
Other		8,801		28,864		86,061

Total deferred tax liabilities		(388,811)		(654,360)		(50,896)
Valuation allowance for:
Depreciation		183		236		(11,686)
Net operating loss carryforwards		(60,142)		(182,726)		(137,348)
Equity in losses of affiliates and unrecognized deficit of subsidiaries		(73,082)		(161,081)		(87,314)
Loss (Gain) on foreign currency translation		—		—		(34,773)
Loss on impairment of investment securities		—		—		(18,387)
Other		(8,132)		(39,541)		(63,403)

Net deferred tax liabilities — non-current	~~W~~	(529,984)	~~W~~	(1,037,472)	~~W~~	(403,807)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries which are expected to Reutilized as of December 31, 2008 which are expected to Reutilized will expire as follows (In millions of Korean won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2009	~~W~~	4	~~W~~	570
2010		—		514
2011		—		328
2012		—		223

Total	~~W~~	4	~~W~~	1,635

Deferred tax assets (liabilities) added to (deducted from) capital surplus or accumulated other comprehensive income as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Consideration for conversion right	~~W~~	(17,086)	~~W~~	(12,870)	~~W~~	(11,325)
Gain on disposal of treasury stock		(38,341)		(36,339)		(28,368)
Equity in capital adjustments of affiliates		—		—		4,677
Stock option		—		(99)		—
Unrealized loss (gain) on valuation of long-term investment securities, net		(162,847)		(616,996)		(125,620)
Equity in other comprehensive income of affiliates, net		(41,403)		(716)		(12,438)
Loss on valuation of foreign currency swap		6,668		6,668		4,032
Loss (gain) on valuation of interest rate swap		125		(871)		7,370
Foreign-based operations’ translation adjustment		(22)		(32)		193
Retained Earnings		—		30		30

Total	~~W~~	(252,906)	~~W~~	(661,225)	~~W~~	(161,449)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	COMPREHENSIVE INCOME

Details of comprehensive income for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006				2007				2008
	Profit and				Profit and				Profit and
	Loss Effect		Tax Effect		Loss Effect		Tax Effect		Loss Effect		Tax Effect

Net income	~~W~~	1,449,552			~~W~~	1,562,265			~~W~~	972,338
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		471,321	~~W~~	(178,814)		1,195,385	~~W~~	(454,149)		(1,216,771)	~~W~~	491,376
Equity in other comprehensive income of affiliates, net		45,956		(17,282)		(105,597)		40,687		(70,490)		(11,722)
Foreign-based operations translation adjustment		(19,737)		(24)		4,162		(10)		60,262		226
Gain (loss) on valuation of currency swap, net		(2,311)		1,291		4,671		—		20,360		(2,636)
Gain (loss) on valuation of interest rate swap, net		(329)		125		2,627		(996)		(28,427)		8,241

Sub-total		494,900	~~W~~	(194,704)		1,101,248	~~W~~	(414,468)		(1,235,066)	~~W~~	485,485

Comprehensive income	~~W~~	1,944,452			~~W~~	2,663,513			~~W~~	(262,728)

Attributable to:
Majority interests	~~W~~	1,946,391			~~W~~	2,750,124			~~W~~	(19,347)
Minority interests		(1,939)				(86,611)				(243,381)

	~~W~~	1,944,452			~~W~~	2,663,513			~~W~~	(262,728)

19.	NET INCOME PER SHARE

Net income from continuing operation per share and net income per share for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In millions of Korean won, except for share data):

Net income from continuing operation per share

	2006		2007		2008

Net income from continuing operation attributable to the majority interests	~~W~~	1,451,491	~~W~~	1,681,369	~~W~~	1,197,182
Weighted average number of common shares outstanding		73,305,026		72,650,909		72,765,557

Net income per share	~~W~~	19,801	~~W~~	23,143	~~W~~	16,453

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income from continuing operation attributable to the majority interests for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In millions of Korean won):

	2006		2007		2008

Net income attributable to the majority interests	~~W~~	1,451,491	~~W~~	1,648,876	~~W~~	1,215,719
The majority interests’ portion of net loss(income) from discontinued operation attributable to the majority interests		—		32,493		(18,537)

Net income from continuing operation attributable to the majority interests		1,451,491		1,681,369		1,197,182

Net income per share

	2006		2007		2008

Net income attributable to the majority interests	~~W~~	1,451,491	~~W~~	1,648,876	~~W~~	1,215,719
Weighted average number of common shares outstanding		73,305,026		72,650,909		72,765,557

Net income per share	~~W~~	19,801	~~W~~	22,696	~~W~~	16,707

The weighted average number of common shares outstanding for 2006, 2007 and 2008 is calculated as follows:

			Weighted	Weighted
		Number of	Number of	Number
	Date	Shares	Days	of Shares

For 2006:
At January 1, 2006	—	82,276,711	365/365	82,276,711
Treasury stock, at the beginning of the year	—	(8,662,415)	365/365	(8,662,415)
Retirement of treasury stock	(note a)	(1,083,000)	—	(373,546)
Conversion of convertible bonds	(note b)	136,163	—	64,276

Total		72,667,459		73,305,026

For 2007:
At January 1, 2007	—	81,193,711	365/365	81,193,711
Treasury stock, at the beginning of the year	—	(8,526,252)	365/365	(8,526,252)
Acquisition of treasury stock	(note c)	(471,000)	28/365	(36,337)
Conversion of convertible bonds	(note d)	216,347	29/365	16,962
Disposal of treasury stock		171,871	6/365	2,825

Total		72,584,677		72,650,909

For 2008:
At January 1, 2008		81,193,711	366/366	81,193,711
Treasury stock, at the beginning of the year		(8,609,034)	366/366	(8,609,034)
Acquisition of treasury stock	(note c)	(306,988)	—	(14,924)
Disposal of treasury stock		208,326	344/366	195,804

Total		72,486,015		72,765,557

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The Company retired treasury stocks which were acquired on two different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.

(note b)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.

(note c)	The Company acquired treasury stocks on many different dates for the years ended December 31, 2007 and 2008, and weighted number of shares was calculated considering each transaction date.

(note d)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2007, and weighted number of shares was calculated considering each transaction date.

Diluted net income from continuing operation per share and diluted net income per share amounts for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In millions of Korean won, except for share data):

Diluted net income from continuing operation per share

	2006		2007		2008

Adjusted net income from continuing operation attributable to the majority interests	~~W~~	1,464,768	~~W~~	1,694,171	~~W~~	1,208,332
Adjusted weighted average number of common shares outstanding		75,025,926		74,263,655		74,090,301

Net income per share	~~W~~	19,523	~~W~~	22,813	~~W~~	16,309

Diluted net income per share

	2006		2007		2008

Adjusted net income attributable to the majority interest	~~W~~	1,464,768	~~W~~	1,661,678	~~W~~	1,226,869
Adjusted weighted average number of common shares outstanding		75,025,926		74,263,655		74,090,301

Diluted net income per share	~~W~~	19,523	~~W~~	22,375	~~W~~	16,559

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2006, 2007 and 2008 are as follows:

Diluted net income per share

			Average Weighted
	Net Income		Number of Shares	Per-Share Amount
	(In Millions of			(in Korean Won)
	Korean Won)

For 2006
Basic net income per share	~~W~~	1,451,491	73,305,026	~~W~~	19,801

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		13,277	1,720,900

Diluted net income per share	~~W~~	1,464,768	75,025,926	~~W~~	19,523

For 2007
Basic net income per share	~~W~~	1,648,876	72,650,909	~~W~~	22,696

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		12,802	1,612,746

Diluted net income per share	~~W~~	1,661,678	74,263,655	~~W~~	22,375

For 2008
Basic net income per share	~~W~~	1,215,719	72,765,557	~~W~~	16,707

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		11,150	1,324,744

Diluted net income per share	~~W~~	1,226,869	74,090,301	~~W~~	16,559

(note a)	For the years ended December 31, 2006, 2007 and 2008, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2006, 2007 and 2008, respectively.

(note b)	The effect of convertible bonds is increase in net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

Net income from discontinued operation per share for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In Korean won):

	2006		2007		2008

Net income(loss) attributable to the majority interest	~~W~~	—	~~W~~	(447)	~~W~~	254

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

Fiscal		Number of Shares	Face		Dividend
Year	Dividend Type	Outstanding	Value		Ratio	Dividends

2006	Cash dividends (interim)	73,713,657	~~W~~	500	200%	~~W~~	73,714
	Cash dividends (year-end)	72,667,459	~~W~~	500	1,400%		508,672

	Total					~~W~~	582,386

2007	Cash dividends (interim)	72,667,459	~~W~~	500	200%	~~W~~	72,668
	Cash dividends (year-end)	72,584,677	~~W~~	500	1,680%		609,711

	Total					~~W~~	682,379

2008	Cash dividends (interim)	72,793,003	~~W~~	500	200%	~~W~~	72,793
	Cash dividends (year-end)	72,524,203	~~W~~	500	1,680%		609,203

	Total					~~W~~	681,996

Dividends payout ratios for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won and %):

	2006		2007		2008

Dividends	~~W~~	582,386	~~W~~	682,379	~~W~~	681,996
Net income attributable to the majority interest		1,451,491		1,648,876		1,215,719

Dividends payout ratio		40.12%		41.38%		56.10%

Dividends yield ratios for the years ended December 31, 2006, 2007 and 2008 are as follows (In Korean won and %):

	2006		2007		2008

Dividend per share	~~W~~	8,000	~~W~~	9,400	~~W~~	9,400
Stock price at the year-end		222,500		249,000		209,000

Dividends yield ratio		3.60%		3.78%		4.49%

21.	RESTRICTED DEPOSITS

a. At December 31, 2008, the Company has guarantee deposits restricted for their checking accounts totaling ~~W~~75 million, and deposits restricted for charitable trust for the benefit of the public amounting to ~~W~~10,000 million of which maturity is February 8, 2009.

b. At December 31, 2008, certain short-term and long-term bank deposits totaling ~~W~~112,658 million are secured for payment guarantee of short-term borrowings, accounts payable, operating lease and other.

22.	COMMITMENTS AND CONTINGENCIES

a. As of December 31, 2008, we had credit lines with several local banks that provided for borrowings of up to ~~W~~2,171.8 billion, of which ~~W~~1,358.5 billion was outstanding and ~~W~~813.3 billion was available for borrowing.

b. SK Broadband Co., Ltd., a subsidiary of the Company, agreed to provide guarantees for loans of Broadband Media Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals of

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~W~~52,000 million to Korea Exchange Bank, ~~W~~52,000 million to Woori Bank, ~~W~~26,000 million to ABN AMRO Bank, ~~W~~39,000 million to Kookmin Bank and ~~W~~26,000 million to Korean Federation of Community Credit Cooperatives, respectively, and its short-term financial instruments as collaterals of ~~W~~11,200 million to Korean Federation of Community Credit Cooperatives, respectively, ~~W~~15,000 million to Hana Bank, ~~W~~10,000 million to Nonghyup Agricultural Cooperative Federation, ~~W~~35,000 million to Korea Exchange Bank, ~~W~~20,000 million to Kookmin Bank, and ~~W~~10,000 million to Woori Bank, respectively, as of December 31, 2008.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd., Broadband Seoul CS Co., Ltd., Broadband Metropolitan CS Co., Ltd., Broadband Gwangju CS Co., Ltd., and Broadband Busan CS Co, Ltd. For the guarantee, the Company has provided its properties as collaterals of ~~W~~32,500 million to Kookmin Bank as of December 31, 2008.

SK Broadband Co., Ltd.’s board of directors resolved to provide its time deposit up to ~~W~~20,000 million as collateral in order to encourage members of Employee Stock Purchase Association (ESPA) to contribute money to the ESPA, which will be used to purchase the Company’s shares in the market. In accordance with such resolution, the Company has pledged its time deposit of ~~W~~8,565 million as of December 31, 2008

In addition, SK Broadband Co., Ltd. has provided its buildings as mortgage of ~~W~~26,300 million for leasing of office.

c. Broadband CS Co., Ltd., a subsidiary of the Company, has provided guarantees for loans of Broadband Seoul CS Co., Ltd., Broadband Metropolitan CS Co., Ltd., Broadband Gwangju CS Co., Ltd., and Broadband Busan CS Co., Ltd. For the guarantee, Broadband CS Co., Ltd. has provided its properties as collaterals of ~~W~~6,500 million to Kookmin Bank as of December 31, 2008

d. CU Media Inc., a subsidiary of the Company, has provided its land and building with carrying amount of ~~W~~8,030 million and short-term financial instrument ~~W~~1,053 million as collateral to Woori Bank for its short and long-term borrowings as of December 31, 2008. In addition, CU Media Inc., has provided to a blank note as collateral Hyosung Capital Co., Ltd. for its capital lease.

e. TU Media Corp., a subsidiary of the Company, has provided its broadcasting devices with carrying amount of ~~W~~43,267 million as collateral to Korea Development Bank for its bond payables as of December 31, 2008. In addition, TU Media Corp., has provided its short-term financial instrument of ~~W~~30 million as collateral to Hana Bank for the guarantee of wire transfer.

f. Commerce Planet Co., Ltd., a subsidiary of the Company, has provided its short-term financial instrument of ~~W~~20 million as collateral to LG Household and Healthcare, Ltd. for payment guarantee as of December 31, 2008.

g. PAXNet Co., Ltd., a subsidiary of the Company, has provided its short-term financial instrument of ~~W~~1,400 million as collateral to Korea Investment Mutual Savings Bank in connection with its security-backed loan business as of December 31, 2008.

h. Broadband D&M Co., Ltd. has provided its buildings as mortgage of ~~W~~1,791 million for leasing of office as of December 31, 2008. In addition, note receivables indorsed by Broadband D&M Co., Ltd., which has not matured as of December 31, 2008, totaled ~~W~~1,087 million.

i. As of December 31, 2008, customers of SK Broadband Co., Ltd. filed a lawsuit of ~~W~~23,031 million against SK Broadband Co., Ltd. for violating customers’ privacy. The ultimate outcome of the lawsuit cannot presently be determined.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	INSURANCE

At December 31, 2008, certain of the Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Asset	Risk	Book Value		Coverage

Inventories and				US$	56,115
property and equipment	Fire and comprehensive liability	~~W~~	5,647,251	~~W~~	9,502,686

24.	TRANSACTIONS WITH AFFILIATED COMPANIES

Significant related party transactions for the years ended December 31, 2006, 2007 and 2008, and account balances as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

Description	2006		2007		2008

Transactions
SK Corporation:
Purchases of property and equipment	~~W~~	2,158	~~W~~	—	~~W~~	—
Commissions paid and other expense		40,694		—		177
Commission income and other income		13,877		829		313
SK Energy Co., Ltd.:
Purchases of property and equipment		—		—		3,001
Commissions paid and other expense		—		30,281		17,895
Commission income and other income		—		17,250		8,898
SK Engineering & Construction Co., Ltd.:
Purchases of property and equipment		235,872		307,702		256,548
Commissions paid and other expense		7,086		16,147		17,025
Commission income and other income		2,385		2,908		2,705
SK Networks Co., Ltd.:
Purchases of property and equipment		9,249		39,415		28,972
Commissions paid, leased line and other expense		490,437		710,228		753,036
Sales of handsets and other income		11,897		15,754		32,052
SK Telesys Co., Ltd.:
Purchases of property and equipment		231,233		264,150		270,133
Commissions paid and other expenses		6,567		13,027		9,078
Commission income and other income		2,170		2,687		1,967
SKC:
Commissions paid and other expenses		21		21		26
Commission income and other income		1,155		1,135		1,005
Innoace Co., Ltd.:
Purchases of property and equipment		23,986		23,694		27,153
Commissions paid and other expenses		7,447		9,839		9,389
Commission income and other income		218		242		269

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2006	2007	2008

SK C&C Co., Ltd.:
Purchases of property and equipment	215,820	205,677	232,238
Commissions paid and other expenses	287,647	251,401	273,279
Commission income and other income	8,795	9,470	12,681
SK Networks Service:
Commissions paid and other expenses	—	—	20,599
WALKERHILL Inc.:
Commissions paid and other expenses	—	—	17,881
Commission income and other income	—	—	983
OK Cashbag Service Co., Ltd.:
Purchases of property and equipment	—	—	1,906
Commissions paid and other expenses	—	—	9,978
Commission income and other income	—	—	417
SK Mobile Energy., Ltd.:
Purchases of property and equipment	—	—	4,167
Commission income and other income	—	—	23
Infosec Co., Ltd.:
Purchases of property and equipment	—	—	1,270
Commissions paid and other expenses	—	—	3,076
Commission income and other income	—	—	11
TU Media Corp. (note a):
Purchases of property and equipment	573	—	—
Commissions paid and other expenses	1,798	—	—
Commission income and other income	57,866	—	—
AirCross Co., Ltd.:
Commissions paid and other expenses	19,494	—	9,158
Commission income and other income	616	—	375
Pantech Co., Ltd.:
Commissions paid and other expenses	400	—	—
Commission income and other income	16,605	—	—
Helio, Inc. & Helio, LLC:
Commissions paid and other expenses	1,087	—	—
Commission income and other income	18,243	—	—
SK Marketing & Company Co., Ltd.:
Commissions paid and other expenses	—	—	49,826
Commission income and other income	—	—	6,769
JYP Entertainment Corp.:
Commissions paid and other expenses	1,010	1,248	3,655
Commission income and other income	108	—	84

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2006		2007		2008

SK China Company Ltd.:
Commissions paid and other expenses		—		—		5,826
SK Telecom China Holdings Co., Ltd.:
Commissions paid and other expenses		—		7,655		—
SK USA, Inc.:
Commissions paid and other expenses		2,303		2,617		3,032
CDMA Mobile Phone Center:
Commission income and other income		7,643		16,564		20,627
WS Entertainment:
Commissions paid and other expenses		295		1,081		—
Commission income and other income		6		—		—
Others:
Commissions paid and other expenses		—		4,444		896
Commission income and other income		1,006		—		468
Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable — trade and other	~~W~~	258	~~W~~	310	~~W~~	203
Accounts payable		1,635		8,870		1,164
Guarantee deposits received		942		1,135		1,076
SK Networks Co., Ltd.:
Accounts receivable — trade and other		780		2,182		1,069
Guarantee deposits		113		113		330
Accounts payable		71,160		71,311		71,795
Guarantee deposits received		3,123		3,432		3,963
SK Corporation:
Accounts receivable — trade and other		5,058		775		46
Guarantee deposits		291		—		—
Accounts payable		7,999		—		—
Guarantee deposits received		6,465		—		—
SK Energy Co., Ltd.:
Accounts receivable — trade and other		—		2,959		109
Guarantee deposits		—		134		—
Accounts payable		—		4,404		3,548
Guarantee deposits received		—		248		—
SK Telesys Co., Ltd.:
Accounts receivable — trade and other		34		31		486
Accounts payable		51,663		30,205		20,533
SKC:
Accounts receivable — trade and other		121		71		81

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2006	2007	2008

Innoace Co., Ltd.:
Accounts receivable — trade and other	—	26	10
Accounts payable	13,574	7,223	4,315
Guarantee deposits received	2,291	2,291	2,444
SK C&C Co., Ltd.:
Accounts receivable — trade and other	—	411	2,477
Guarantee deposits	—	—	140
Accounts payable	88,056	135,297	93,680
Guarantee deposits received	346	346	24
WALKERHILL Inc.:
Accounts receivable — trade and other	—	—	529
Guarantee deposits	—	—	900
Accounts payable	—	—	4,011
TU Media Corp. (note a):
Accounts payable	886	—	—
Guarantee deposits received	3,016	—	—
AirCross Co., Ltd.:
Accounts receivable — trade and other	—	—	57
Accounts payable	3,513	—	397
Guarantee deposits received	226	—	276
Pantech Co., Ltd.:
Accounts payable	440	—	—
ifilm Co., Ltd.:
Accounts receivable — trade and other	—	5,724	—
SK China Company Ltd.:
Accounts payable	—	—	1,428
CDMA Mobile Phone Center:
Accounts receivable — trade and other	27,063	38,756	80,734
Accounts payable	67	65	87
SK Marketing & Company Co., Ltd.:
Accounts receivable — trade and other	—	—	1,704
Accounts payable	—	—	22,866
Guarantee deposits received	—	—	248
Others:
Accounts receivable — trade and other	—	1,255	830
Accounts payable	588	413	774
Guarantee deposits received	—	—	133

(note a)	These companies were included in the consolidation from the year ended December 31, 2007 or 2008, accordingly transactions and balances with the Company are eliminated.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	COMPENSATION FOR THE KEY MANAGEMENT

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Payee (including outside directors)		12 registered directors		8 registered directors		7 registered directors
Payroll	~~W~~	4,472	~~W~~	4,786	~~W~~	4,405
Severance indemnities		935		722		556

Total	~~W~~	5,407	~~W~~	5,508	~~W~~	4,961

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

26.	PROVISION

a.	Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2006, 2007 and 2008 totaled ~~W~~52,593 million, ~~W~~27,668 million and ~~W~~24,889 million was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such points for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Beginning balance	~~W~~	52,172	~~W~~	52,593	~~W~~	27,668
Increase (provision)		10,757		15,137		12,430
Decrease (used and reversal)		(10,336)		(40,062)		(15,209)

Ending Balance	~~W~~	52,593	~~W~~	27,668	~~W~~	24,889

Points expire after 5 years; thus, all unused points are expired on their fifth anniversary. The expected year when unused points as of December 31, 2008 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected Year	Estimated Amount to be Paid
of the Usage (Note a)	in Nominal Value (Note a)		Current Value

2009	~~W~~	11,185	~~W~~	10,502
2010		7,307		6,442
2011		4,791		3,967
2012		3,156		2,453
2013		2,089		1,525

Ending balance	~~W~~	28,528	~~W~~	24,889

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.

b. Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Refer to Note 2.(ab). Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the year ended December 31, 2008 are as follows (In millions of Korean won):

	2008

Beginning balance	~~W~~	—
Increase (Provision)		433,276
Decrease (subsidy payment)		(93,580)

Ending balance	~~W~~	339,696

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected Payment	Estimated Amount to be Paid
for the Year Ended December 31,	in Nominal Value		Current Value

2009	~~W~~	294,937	~~W~~	286,441
2010		57,272		53,255

Ending balance	~~W~~	352,209	~~W~~	339,696

27.	DERIVATIVE INSTRUMENTS

a. Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2008, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~9,627 million (excluding tax effect totaling ~~W~~3,256 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~32,460 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with DBS Bank and six other banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of December 31, 2008, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~17,077 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling ~~W~~159,650 million) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,515 million (net of tax effect totaling ~~W~~549 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~30,950 million) was accounted for as accumulated other comprehensive loss.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,044 million (net of tax effect totaling ~~W~~1,232 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~70,168 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated bonds with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~3,565 million (net of tax effect totaling ~~W~~1,006 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~28,518 million) was accounted for as accumulated other comprehensive income.

b. Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,686 million (net of tax effect totaling ~~W~~1,040 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and two other banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed on July 28, 2008 between August 13, 2008. As of December 31, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~22,443 million (net of tax effect totaling ~~W~~6,330 million) was accounted for as accumulated other comprehensive income.

c. Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other nine banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~12,646 million and ~~W~~190,359 million for the years ended December 31, 2007 and 2008 was charged to current operations.

d. Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~9,258 and ~~W~~623 million, respectively, for the years ended December 31, 2006 and 2007, and gain on valuation of currency swap of ~~W~~31,361 million for the year ended December 31, 2008, were charged to current operations.

In addition, the Company has entered into a fixed-to-to fixed cross currency swap contract with Hana Bank, Korea Exchange Bank, Woori Bank, Citibank and Barclays Bank to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds issued by China Unicom which was acquired on July 5, 2006. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not applied, gain on valuation of currency swap of ~~W~~16,660 million for the year ended December 31, 2006 were charged to current operations.

In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~7,316 million and ~~W~~233,056 million for the years ended December 31, 2007 and 2008, respectively, were charged to current operations.

As of December 31, 2008, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair Value
					Designated		Designated
				Duration	as Cash		as Fair		Not
Type	Hedged Item	Amount		of Contract	Flow Hedge		Value Hedge		Designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$	100,000	May 27, 2004 ~ May 27, 2009	~~W~~	—	~~W~~	—	~~W~~	8,236	~~W~~	8,236
Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011		19,576		—		—		19,576
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~Jul. 20, 2017		—		—		240,372		240,372
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		69,981		—		—		69,981
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		26,886		—		—		26,886
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~Feb. 1, 2012		137,896		—		—		137,896

Total assets					~~W~~	254,339	~~W~~	—	~~W~~	248,608	~~W~~	502,947

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$	10,940,900	Sep. 11, 2008 ~ Sep. 16, 2009	~~W~~	—	~~W~~	190,359	~~W~~	—	~~W~~	190,359
Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010		23,947		—		—		23,947
Floating-to-fixed cross currency interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 13, 2009		28,774		—		—		28,774
Floating-to-fixed	Long-term floating rate			Jun. 29, 2006
Interest rate swap	discounted bill	~~W~~	200,000	~ Jun. 29, 2010		4,725		—		—		4,725

Total liabilities					~~W~~	57,446	~~W~~	190,359	~~W~~	—	~~W~~	247,805

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	MERGERS AND ACQUISITIONS

a. Merger with Empas, Inc.

In order to maximize management synergy effect, enhance management effectiveness and corporate value, SK Communications Co., Ltd., a subsidiary of the Company, merged with Empas, Inc. on November 1, 2007 with the resolution of its board of directors of June 25, 2007.

Empas, Inc. issued new stocks to stockholders of SK Communications Co., Ltd. The exchange ratio of common stocks between SK Communications Co., Ltd. and Empas, Inc. was 1 to 3.5732182. While the legal acquirer was Empas, Inc. and the legal acquiree was SK Communications Co., Ltd., the merger was accounted for purchase method where SK Communications Co., Ltd., the legal acquiree, purchased Empas Corporation, the legal acquirer, as the former stockholders of SK Communications Co., Ltd. obtained the majority voting rights of the merging company. Details of the goodwill generated from the merger are as follows:

Description	In Millions of Korean Won

Fair value of acquired assets	~~W~~	101,613
Fair value of assumed liabilities		(56,872)
Convertible bond issued by the acquirer		44,850
Deferred tax asset on temporary differences		3,991

Fair value of net assets	~~W~~	93,582

Consideration for merger
Fair value of stock issued	~~W~~	57,703
Carrying amount of equity method securities purchased prior to merger		30,101
Convertible bond issued by the acquirer prior to merger		44,850

Total		132,654

Goodwill	~~W~~	39,072

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are prepared using indirect method.

Significant non-cash transactions for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Conversion of convertible bonds	~~W~~	29,528	~~W~~	5,654	~~W~~	—
Retirement of treasury stocks		209,077		—		—
Write-offs of accounts receivable		90,780		67,313		37,079
Acquisition of property and equipment asset through financial lease contract		—		—		76,364
Transfer from inventory to property and equipment tangible assets		—		—		46,749
Acquisition of machinery by accounts payable		—		—		39,640
Increase in assets due to merger		10,196		101,613		—
Increase in liabilities due to merger		9,851		56,872		—
Increase in assets due to the change in consolidated subsidiaries		93,581		541,809		2,923,398
Increase in liabilities due to the change in consolidated subsidiaries		33,904		489,288		1,543,098

Cash and cash equivalents in the consolidated balance sheets is as follows (In millions of Korean won):

	2006		2007		2008

Cash and cash equivalents	~~W~~	485,972	~~W~~	885,989	~~W~~	1,011,467
Government subsidy		—		(142)		(127)

	~~W~~	485,972	~~W~~	885,847	~~W~~	1,011,340

30.	NETWORK INTERCONNECTION CHARGES

The Company’s networks interconnect with the public switched telephone networks operated by KT Corporation and SK Broadband and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company’s subscribers to make and receive calls from telephones outside the Company’s networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the Korea Communications Commission.

For the years ended December 31, 2006, 2007 and 2008, such interconnection revenues amounted to ~~W~~1,033.4 billion, ~~W~~1,062.2 billion and ~~W~~1,149.2 billion, respectively, while aggregate interconnection expenses amounted to ~~W~~1,014.9 billion, ~~W~~1,078.7 billion and ~~W~~1,327.4 billion, respectively.

31.	SUBSEQUENT EVENT

a. Issuance of unguaranteed bonds

On January 22, 2009, the Company issued unguaranteed bonds with face amount of ~~W~~40 billion and JPY 3 billion, respectively, in accordance with the resolution of board of directors dated October 23, 2008. The bonds

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bear an annual rate of 5.54% and 3-month Euro Yen Libor+2.50%, respectively, and will be repaid in full at their maturities, on January 22, 2016 and January 22, 2012, respectively.

In addition, on March 5, 2009, the Company issued unguaranteed bonds with face amount of ~~W~~230 billion and JPY 5 billion, respectively, in accordance with the resolution of board of directors dated January 22, 2009. The bonds bear an annual rate of 5.94% and 3-month Euro Yen Tibor+2.50%, respectively, and will be repaid in full at their maturities, on March 5, 2016 and March 5, 2012, respectively.

b. Retirement of treasury stock.

In accordance with the resolution of board of directors dated October 23, 2008, the Company acquired 448,000 shares treasury stocks for ~~W~~92,476 million from December 2, 2008 through January 7, 2009 and retired those stocks with the Company’s retained earnings on January 9, 2009.

c. Issuance of unguaranteed convertible bonds denominated in U.S dollar

The Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 with an initial conversion price of ~~W~~230,010 per share of the Company’s common stock in accordance with the resolution of board of directors dated on March 13, 2009. The convertible bonds bear annual interest rate of 1.75% and the conversion right could be exercised during the period from May 18, 2009 to March 28, 2014.

d. Acquisition of leased-line business from SK Networks Company Ltd.

On May 21, 2009, the Company entered into an agreement with SK Networks Company Ltd. to purchase its leased-line business for ~~W~~892,850 million. In addition, the Company will also assume ~~W~~627,815 million of debt as part of the transaction. The expected acquisition date is September 30, 2009. The acquisition price and the date are subject to change, and the acquisition is subject to approval by the shareholders of SK Networks Company Ltd.

e. Participation in the capital stock increase of SK Broadband Co., Ltd.

In May 2009, SK Broadband, our consolidated subsidiary, filed a securities registration statement in Korea in order to raise up to ~~W~~300 billion by selling its common shares through a rights offering. We announced our plan to participate in the rights offering in proportion to our 43.4% equity interest in SK Broadband. If there are shares that are not subscribed by other shareholders, we may purchase such unsubscribed shares, which will increase our equity interest in SK Broadband. The subscription for and purchase of shares of SK Broadband are expected to occur in July 2009.

32.	SEGMENT INFORMATION

Through 2007, the Company had one reportable operating segment, cellular telephone communication service. In 2008, the Company acquired SK Broadband Co., Ltd., a fixed-line telephone service provider and included it in the consolidation. As a result, the Company has two operating segments, cellular telephone communication services and fixed-line telecommunication service from 2008. Cellular telephone communication services include cellular voice service, wireless data service and wireless Internet services. Fixed-line telecommunication services include telephone services, Internet services, and leased line services. Internet portal services and game manufacturing, etc. are included in other segment.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of each segment for the years ended 2008 are as follows (in millions of Korean won):

	Cellular	Fixed-line
	Telephone	Telecomm-
	Telecommuni-	unication			Consolidating	Consolidated
	cation Service	Service	Other	Sub-total	Adjustments	Amount

Total sales	11,674,662	2,132,455	847,397	14,654,514	(633,530)	14,020,984
Internal sales	127,301	59,753	446,476	633,530	(633,530)	—
Net sales	11,547,361	2,072,702	400,921	14,020,984	—	14,020,984
Operating income	2,256,613	99,359	(603,504)	1,752,468	—	1,752,468
Property and equipment and intangible assets	7,639,806	3,148,683	627,345	11,415,834	—	11,415,834
Depreciation	1,943,422	535,169	280,685	2,759,276	—	2,759,276

33.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

a. Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” for the U.S. GAAP purpose, which set outs a consistent framework to used to determine the appropriate level of tax reserve for uncertain tax positions. As a result of the adoption, the retained earnings as of January 1, 2007 decreased by ~~W~~13,218 million, the income tax expenses for the year ended December 31, 2007 increased by ~~W~~1,320 million and income tax expenses for the year ended December 31, 2008 decreased by ~~W~~2,778 million. Under Korea GAAP, there is no such requirement related to the uncertain tax positions.

Under Korean GAAP, the effect of changes in tax law related to items recorded directly in shareholders’ equity is recorded directly in the shareholders’ equity. However, under U.S. GAAP, the effect of changes in tax law related to items directly in shareholders’ equity is recorded directly in continuing operations in the period of enactment of the new tax law. Due to such differences, for U.S GAAP purposes, the net income for the year ended December 31, 2008 increased by ~~W~~30,066 million when compared to those under Korean GAAP.

b. Deferred Charges

Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds and certain development costs be recorded as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized as deferred assets and amortized over the redemption period of the related obligation. Due to such differences, for U.S. GAAP purposes, net income for the year ended December 31, 2006 increased by ~~W~~2,037 million, when compared to those under Korean GAAP.

c. Leases

Until 1998, leases whose present value of minimum lease payments exceeds 90% of the fair value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain GAAP difference adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required to reconcile Korean GAAP

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to U.S. GAAP. Due to such differences, for U.S. GAAP purposes, net income for the year ended December 31, 2006 decreased by ~~W~~847 million when compared to those under Korean GAAP.

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

e. Impairment of Investment Securities and Recoveries

Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Other than temporary impairment is determined based on evidence-based judgment about a recovery of fair value up to (or beyond) the cost of investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2006, 2007 and 2008 increased by ~~W~~421 million (net of minority interest portion of ~~W~~700 million), ~~W~~2,238 million (net of minority interest portion of ~~W~~189 million) and ~~W~~1,266 million (net of minority interest portion of ~~W~~125 million), respectively, when compared to those under Korean GAAP. In addition, as certain available-for-sale securities for which the impairment losses had been previously recognized for U.S. GAAP purposes, but not for Korean GAAP purposes, were sold or impairment loss recognized for Korea GAAP purpose in 2008. As a result, some portion of losses of disposal of such available-for-sale securities and impairment losses that were recognized for the year ended December 31, 2008 for Korean GAAP purpose, amounting to ~~W~~173,798 million was reversed for U.S. GAAP purpose.

Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities and held-to-maturity securities result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down held-to-maturity securities is not allowed and the subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

Cumulative impairment amounts (net of minority interest portion) of the above GAAP difference as of December 31, 2006, 2007 and 2008 are ~~W~~177,627 million, ~~W~~179,865 million and ~~W~~7,332 million, respectively.

f. Comprehensive Income

Until 2006, under Korean GAAP, there was no requirement to present comprehensive income. Effective January 1, 2007, revised Korean GAAP requires the disclosure of comprehensive income and its components in consolidated financial statements. However, the format of the disclosure under Korean GAAP is different from that under U.S. GAAP. Under U.S. GAAP, comprehensive income includes all changes in the shareholders’ equity during a period except those resulting from investments by, or distributions to owners, including certain items not included in the current results of operations.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g. Business Combinations and Intangible Assets

Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations other than those under common control. In addition, for fiscal years beginning after December 31, 2001, goodwill, which was related with subsidiaries and investees, and intangible assets with indefinite useful life shall not be amortized; however, they are subject to impairment tests on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit.

To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount of a reporting unit, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared with the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in current operations. For the years ended December 31, 2006, 2007, and 2008, the Company recognized impairment loss of goodwill which was related with subsidiaries of ~~W~~12,524 million, nil and ~~W~~107,138 million including minority interest portion of ~~W~~33,053 million for the reporting unit of a subsidiary as operating profits and cash flows were lower than expected due to an increase in competition. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The Company does not have any intangible assets with indefinite lives as of December 31, 2006, 2007 and 2008. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

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

The Company recorded amortization of goodwill, which was related with subsidiaries and investees, for the years ended December 31, 2006, 2007 and 2008 amounting to ~~W~~142,649 million, ~~W~~151,589 million and ~~W~~185,483 million, respectively, for Korean GAAP purposes; these amortization was reversed for U.S. GAAP purposes.

In addition, under Korean GAAP, certain development costs can be recorded as intangible assets but U.S. GAAP requires that development costs are charged to expense as incurred.

h. Determination of Acquisition Cost of Equity Interest in Subsidiary

Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2006, 2007 and 2008 increased by ~~W~~28,358 million when compared to those under Korean GAAP.

Under Korean GAAP, in a business combination between a publicly traded company and a privately held company where an acquirer is the privately held company and the acquirer issues its own equity shares to the acquiree’s stockholders as purchase proceeds, the cost of the acquired entity is determined based on the fair value of

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the acquirer’s net assets. Under U.S. GAAP, it is appropriate to use the market value of a publicly traded company to value the acquisition when the acquiree is a publicly traded company and the acquirer is a privately held company. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007 and 2008 increased by ~~W~~67,227 million, respectively, when compared to those under Korean GAAP.

i. Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with the excess allocated to goodwill. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2006, 2007 and 2008 increased by ~~W~~965,454 million, ~~W~~1,003,235 million and ~~W~~1,031,781 million, respectively, when compared to those under Korean GAAP.

j. Capitalization of Foreign Exchange Losses (Gains) and Interest Expenses

Until 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense and foreign exchange losses (or foreign exchange gains) to current operations. For Korean GAAP purposes, the Company adopted in 2003 the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2006, 2007 and 2008 increased by ~~W~~56,788 million, ~~W~~57,742 million and ~~W~~62,098 million, respectively, when compared to those under Korean GAAP.

Until 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. For U.S. GAAP purposes, the Company charges such interest to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted in 2003 the accounting policy not to capitalize such interest expense. This accounting change has been applied prospectively. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2006, 2007 and 2008 decreased by ~~W~~53,116 million, ~~W~~47,844 million and ~~W~~42,572 million, respectively, when compared to those under Korean GAAP.

k. Nonrefundable Activation Fees

For U.S. GAAP purposes, the Company defers nonrefundable activation revenues and costs and amortizes them over the expected term of the customer relationship. As of December 31, 2008, the expected term of the customer relationship ranges from 36 months to 56 months. Under Korean GAAP, the Company recognizes these revenues and costs when the activation service is performed. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2006, 2007 and 2008 decreased by ~~W~~326,042 million, ~~W~~376,367 million and ~~W~~398,358 million, respectively, when compared to those under Korean GAAP.

l. Employee Stock Option Compensation Plan

For Korean and U.S. GAAP purposes, the Company expenses the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options. As all of the Company’s stock

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options were granted and vested prior to the effective date of FAS 123(R), the Company accounted for employee stock option compensation under FAS 123 for U.S. GAAP purposes.

m. Loans Receivable for Stock Issued to Employee

U.S. GAAP generally requires that notes receivables for capital stock issued to employees be reported as a reduction of stockholders’ equity, while Korean GAAP allows for recording such receivables as an asset.

n. Convertible Bonds Payable

Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued; the portion allocable to the conversion right is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Such conversion right adjustment is amortized into interest expenses over the period of convertible bonds. Under U.S. GAAP, convertible bonds are analyzed to evaluate whether a conversion feature should be bifurcated from the debt host, separately recorded and marked to market through earnings. If an embedded conversion option in convertible bond could be net cash settled upon the occurrence of an event which is outside of an entity’s control, the conversion feature should generally be bifurcated. The conversion option, which is related to U.S. dollar denominated convertible bonds with principal amounts of US$329,450,000 issued on May 27, 2004, requires bifurcation under U.S. GAAP, and the related fair value at December 31, 2006, 2007 and 2008 is ~~W~~68,509 million, ~~W~~65,785 million and ~~W~~22,798 million, respectively. In bifurcating between conversion option and convertible debt at inception date, the Company recorded the conversion option at fair value and determined the initial carrying value assigned to the convertible debt as the difference between the basis of the host debt and the fair value of the conversion option.

In addition, under Korean GAAP, the convertible bonds denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency transaction gain or loss. The redeemed portion of convertible bonds is regarded as a monetary liability and subject to foreign currency translation but there is no redeemed portion as of December 31, 2006, 2007 and 2008. Under U.S. GAAP, the convertible bonds denominated in a foreign currency are regarded as a monetary liability and the resulting foreign currency translation gain or loss is included in the results of operations. The associated foreign currency translation gain related to the convertible bonds is ~~W~~67,975 million for the year ended December 31, 2006, and translation loss for the years ended December 31, 2007 and 2008 is ~~W~~1,243 million and ~~W~~76,209 million, respectively.

o. Currency and Interest Rate Swap

Under Korean GAAP, when all critical terms of the hedging instrument and the hedged item are the same, a hedging relationship is considered to be highly effective without formally assessing hedge effectiveness. Under U.S. GAAP, unless conditions to qualify for the shortcut method as described in SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, as amended, are met, a formal hedge effectiveness should be assessed to qualify for a hedge accounting at inception of the hedge. The Company’s currency and interest rate swap, which qualified as a cash flow hedge under Korean GAAP, did not qualify for the shortcut method under U.S. GAAP and was recorded as non-hedge. In addition, there are certain other differences in the method of fair value measurement. Due to such differences, for U.S. GAAP purposes, net income for the years ended December 31, 2006 and 2008 decreased by ~~W~~4,056 million and ~~W~~478,874 million, respectively, and net income for the year ended December 31, 2007 increased by ~~W~~8,295 million, when compared to those under Korean GAAP.

p. Sale of Stock by Equity Method Investee

Until 2004, under Korean GAAP, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of their unissued shares to third parties, the changes in the Company’s proportionate equity of investees was accounted for as capital transactions. Effective January 1,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005, Korean GAAP was revised to account for such transactions as income statement treatment. Under U.S. GAAP, such transactions can be accounted for either as income statement treatments or as capital transactions. For U.S. GAAP purpose, the Company’s accounting policy is to account for such transactions as capital transactions. Due to such differences, for U.S GAAP purposes, net income for the year ended December 31, 2006 increased by ~~W~~7,440 million and net income for the year ended December 31, 2007 decreased by ~~W~~6,392 million, when compared to those under Korean GAAP. There was no GAAP difference in 2008.

q. Consolidation of Variable Interest Entities

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

As a result of such difference, CDMA Mobile Phone Center (which is a joint-venture with 50% owned by SKT Vietnam PTE Ltd., a subsidiary of the Company, and recorded as equity method investment under Korean GAAP) was included in the consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 under U.S. GAAP. CDMA Mobile Phone Center is a wireless telecommunications service provider in Vietnam.

r. Convertible Notes Receivable

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

On August 20, 2007, the Company exercised the conversion right for the convertible notes, accordingly they were converted into common stocks of China Unicom Ltd. and reclassified to available-for-sale equity security. Under Korean GAAP, the acquisition cost of the equity securities acquired by exercising the conversion right shall be the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities shall be the fair value of those equity securities at the acquisition date and the difference between the fair value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds shall be recognized as gain or loss on conversion. As a result of such conversion, the Company recognized gain on conversion amounting to ~~W~~373,140 million under Korean GAAP. After the conversion, the investment in equity securities of China Unicom Ltd. was classified as available-for-sale equity securities, reported at the fair value, and related valuation gain was classified as other comprehensive income. Under U.S. GAAP, the conversion option separated from the debt instrument had been recorded at fair value until the conversion and the unrealized holding gain and loss incurred from the debt instrument until the conversion remains as other comprehensive income. No conversion gain was recognized under U.S. GAAP in 2007. As such, the conversion gain recognized under Korean GAAP was reversed for U.S. GAAP purposes in 2007.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

s.	Presentation of Minority Interest as a Component of Shareholders’ Equity

Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a separate component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented between liabilities and shareholders’ equity item in consolidated balance sheets.

t. Scope of Consolidations

Under Korean GAAP, as explained in Note 2(b) to the consolidated financial statements, majority-owned subsidiaries with total assets below ~~W~~7 billion at prior year end are not consolidated. However, U.S. GAAP requires all majority-owned subsidiaries be consolidated. For U.S GAAP purpose, the Company did not consolidate majority-owned subsidiaries with total assets below ~~W~~7 billion at prior year end except for SKY Property Mgmt. Ltd. and SK Telecom Global Investment B.V. in 2008 as the impact of such difference is immaterial.

In addition, under Korean GAAP, entities of which the Company or a controlled subsidiary owns more than 30% of the total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock be not consolidated if control does not exist; rather that entity should be accounted for under the equity method of accounting. Due to such differences, for U.S. GAAP purposes, investments in IHQ, Inc., TU Media Corp., CU Media, Inc., Benex Digital Culture Contents Fund, IMM Cinema Fund, Michigan Global Cinema Fund and SK Broadband Co., Ltd. are excluded from consolidation and instead are accounted for under the equity method of accounting, for the year ended December 31, 2008. For other investments in entities where the Company owns 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is immaterial. The condensed financial information of the investees as of and for the year ended December 31, 2008 applying equity method for the U.S GAAP purpose only is as follows (in millions of Korean won):

								Net
	Total		Total					Income
	Assets		Liabilities		Revenue			(Loss)

IHQ, Inc.	~~W~~	55,980	~~W~~	20,005	~~W~~	44,828	(~~W~~	16,671)
TU Media Corp.		301,026		266,175		127,591		(30,859)
CU Media, Inc.		32,031		13,174		27,312		(4,921)
Benex Digital Culture Contents Fund		25,444		4		659		340
IMM Cinema Fund		17,884		7		918		(2,043)
Michigan Global Cinema Fund		9,838		—		522		97
SK Broadband Co., Ltd.		3,400,357		2,198,465		1,367,881		(223,653)

u. Handset Subsidies to Long-time Mobile Subscribers

Under Korean GAAP, handset subsidies are recorded as operating expenses. Under US GAAP, such amounts are recorded as reduction of revenue.

v. Reclassification of Investment in Equity Securities of SK C&C Co., Ltd.

During the year ended December 31, 2007, the Company reclassified investment in equity securities of SK C&C Co., Ltd. from equity method investment to available-for-sale security because the SK C&C Co., Ltd. became the ultimate parent of the Company in accordance with Korean GAAP. Under Korean GAAP, the carrying amount of the equity investment at the date that the Company ceased to apply equity method was the Company’s new acquisition cost and unrealized holding gain and loss incurred after the reclassification were excluded from earnings and were reported as other comprehensive income. Under U.S. GAAP, however, the SK C&C Co., Ltd. was not interpreted as the ultimate parent of the Company. As such, equity investment continued to be treated as equity

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method investments. Due to such differences, for U.S. GAAP purposes, equity in earnings of investees increased by ~~W~~83,785 million and ~~W~~47,645 million, respectively, for the years ended December 31, 2007 and 2008, whereas the shareholders’ equity decreased by ~~W~~433,213 million and ~~W~~7,114 million, at December 31, 2007 and 2008, when compared to those under Korean GAAP. Meanwhile, the condensed financial information of SK C&C Co., Ltd. as of and for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008

Current assets	~~W~~	400,994	~~W~~	663,791	~~W~~	890,816
Non-Current assets		1,505,237		3,052,281		3,548,816

Total	~~W~~	1,906,231	~~W~~	3,716,072	~~W~~	4,439,632

Current liabilities	~~W~~	542,917	~~W~~	810,141	~~W~~	1,199,621
Non-Current liabilities		483,934		904,821		1,021,529
Share holder’s equity		879,380		2,001,110		2,218,482

Total	~~W~~	1,906,231	~~W~~	3,716,072	~~W~~	4,439,632

	2006		2007		2008

Operating revenue	~~W~~	1,107,910	~~W~~	1,160,946	~~W~~	1,275,185
Operating expenses		(994,556)		(1,081,361)		(1,185,971)

Operating income		113,354		79,585		89,214
Other income (expenses), net		8,929		1,381,694		60,859
Provision for income taxes		(34,959)		(405,709)		11,747

Net income	~~W~~	87,324	~~W~~	1,055,570	~~W~~	161,820

x. Retroactive Application of Equity Method of Accounting

The Company purchased an additional 38.7% of equity interests of SK Broadband Co., Ltd. (“SKBB”) bringing its total position to 43.4% in March of 2008. After the additional acquisition of equity interest the investment was accounted for under the equity method of accounting. Accordingly, the investment in SK Broadband Co., Ltd. before the acquisition that was previously accounted for under the fair value method was changed to the equity method of accounting retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary. As a result of such retroactive application of equity method of accounting on the SK Broadband investment, net income for the year ended December 31, 2006, 2007 and 2008 decreased by ~~W~~2,168 million, ~~W~~797 million and ~~W~~21,025 million, respectively, and shareholder’s equity as of December 31, 2006, 2007 and 2008 decreased by ~~W~~20,140 million, ~~W~~41,296 million and ~~W~~62,382 million, respectively, when compared to those under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following reconciles net income for the years ended December 31, 2006, 2007 and 2008 and shareholders’ equity as of December 31, 2006, 2007 and 2008 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Year Ended December 31,
	2006		2007		2008

Net income based on Korean GAAP	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338
Adjustments :
Net income attributed to minority interests		1,939		86,611		243,381
Deferred charges		2,037		—		—
Capital leases		(847)		—		—
Loss on impairment of investment securities		(421)		(2,238)		172,532
Intangible assets		(260)		(4,180)		(8,086)
Reversal of amortization of goodwill and goodwill impairment		128,327		145,772		107,934
Capitalization of foreign exchange losses and interest expenses related to tangible assets		9,266		954		4,356
Capitalization of interest expenses related to purchases of intangible assets		5,272		5,272		5,272
Nonrefundable activation fees		(16,139)		(50,325)		(21,991)
Stock option compensation plan		(144)		—		—
Convertible bonds payable		48,118		(19,340)		(30,407)
Currency and interest rate swap		(4,056)		8,295		(478,874)
Sales of stock by the equity method investee		7,440		(6,392)		—
Consolidation of variable interest entity		(38)		—		—
Convertible notes receivable		365,751		(412,383)		—
Reclassification of SK C&C investment		—		83,785		47,645
Retroactive application of equity method of accounting on SKBB investment		(2,168)		(797)		(21,025)
FIN 48 effect		—		(1,320)		2,778
Tax effect of the reconciling items		(115,268)		109,368		46,947
Effect of changes in tax law		—		—		30,066

Net income based on U.S. GAAP	~~W~~	1,878,361	~~W~~	1,505,347	~~W~~	1,072,866

Weighted average number of common shares outstanding		73,305,026		72,650,909		72,765,557

Earnings per share based on U.S. GAAP:
Basic earnings per share	~~W~~	25,624	~~W~~	20,720	~~W~~	14,744

Diluted earnings per share	~~W~~	25,207	~~W~~	20,379	~~W~~	14,606

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2006		2007		2008

Shareholders’ equity based on Korean GAAP Adjustments :	~~W~~	9,483,088	~~W~~	11,687,633	~~W~~	11,824,440
Investment securities without readily determinable fair value		—		(21,015)		—
Intangible assets		993,802		1,096,547		1,151,974
Reversal of amortization of goodwill and goodwill impairment		676,008		821,780		929,714
Capitalization of foreign exchange losses and interest expenses related to tangible assets		56,788		57,742		62,098
Capitalization of interest expenses related to purchase of intangible assets		(53,116)		(47,844)		(42,572)
Nonrefundable activation fees		(326,042)		(376,367)		(398,358)
Loans receivable for stock issued to employees		(7,526)		(34,816)		(60,908)
Convertible bonds payable		(1,347)		(12,642)		(43,049)
Currency and interest rate swap		—		—		(45,503)
Consolidation of variable interest entity		1,396		932		5,430
Reclassification of SK C&C investment		—		(433,213)		(7,114)
Retroactive application of equity method of accounting on SKBB investment		(20,140)		(41,296)		(62,382)
Minority interest in equity of consolidated affiliates		(170,246)		(253,383)		(1,175,959)
FIN 48 effect		—		(13,173)		(10,440)
Tax effect of the reconciling items		85,674		226,877		87,821

Shareholders’ equity based on U.S. GAAP	~~W~~	10,718,339	~~W~~	12,657,762	~~W~~	12,215,192

Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	Year Ended December 31,
	2006		2007		2008

Balance, beginning of the year	~~W~~	9,477,689	~~W~~	10,718,339	~~W~~	12,657,762
Net income for the year		1,878,361		1,505,347		1,072,866
Accumulated effect of FIN 48 adoption through 2006		—		(11,853)		—
Dividends		(662,628)		(581,340)		(682,504)
Unrealized gain (loss) on valuation of securities, net of tax		183,155		959,452		(786,408)
Equity in capital surplus, retained earnings and other comprehensive income of affiliates (note a)		38,726		115,955		(64,825)
Conversion of convertible bonds payable		23,624		2,010		(6,277)
Treasury stock transactions		(209,078)		(26,556)		(14,137)
Foreign-based operations’ translation adjustments		(18,570)		3,698		64,807
Decrease (Increase) in loans receivable for stock issued to employees		7,060		(27,290)		(26,092)

Balance, end of the year	~~W~~	10,718,339	~~W~~	12,657,762	~~W~~	12,215,192

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2006, 2007 and 2008 is as follows (in millions of Korean won):

	December 31,
	2006		2007		2008

Current assets:
As reported	~~W~~	4,663,962	~~W~~	4,813,072	~~W~~	5,422,447
U.S. GAAP adjustments :
— Deferred charges		—		—		406
— Loans receivable for stock issued to employees		(2,208)		(1,522)		(1,252)
— Consolidation of variable interest entity		(8,809)		(16,077)		(55,967)
— Scope of consolidation		(40,189)		(150,617)		(836,324)
— Tax effect of the reconciling items		39,241		46,979		53,055

Current assets based on U.S. GAAP		4,651,997		4,691,835		4,582,365

Non-current assets:
As reported		11,576,006		14,235,863		17,051,224
U.S. GAAP adjustments:
— Deferred charges		7,812		8,577		11,423
— Capital lease		(576)		(576)		(576)
— Investment securities without readily determinable fair value		—		(21,015)		—
— Intangible assets		989,595		1,140,555		1,145,269
— Reverse of amortization of goodwill and goodwill impairment		677,371		828,960		909,106
— Capitalization of foreign exchange losses and interest expense related to tangible assets		56,788		57,742		62,098
— Capitalization of interest expenses related to purchase of intangible assets		(53,116)		(47,844)		(42,572)
— Nonrefundable activation fees		8,108		6,167		8,099
— Loans receivable for stock issued to employees		(5,318)		(33,294)		(59,656)
— Convertible bonds payable		(1,133)		281		281
— Currency and interest rate swap		—		—		(51,121)
— Consolidation of variable interest entity		54,731		54,890		76,022
— Scope of consolidation		(32,735)		(275,780)		(2,386,994)
— Reclassification of SK C&C investment		—		(433,213)		(7,114)
— Retroactive application of equity method of accounting on SKBB investment		(20,140)		(41,296)		(62,382)
— FIN 48 effect		—		374		(1,621)
— Tax effect of the reconciling items		—		1,375		5,332

Non-current assets based on U.S. GAAP		13,257,393		15,481,766		16,656,818

Total assets based on U.S. GAAP	~~W~~	17,909,390	~~W~~	20,173,601	~~W~~	21,239,183

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31
	2006		2007		2008

Current liabilities:
As reported	~~W~~	3,208,416	~~W~~	3,016,874	~~W~~	4,628,821
U.S. GAAP adjustments:
— Deferred charges		—		—		406
— Considerations for conversion right		—		—		26,577
— Nonrefundable activation fees		142,697		170,761		218,284
— Consolidation of variable interest entity		32,078		38,773		52,031
— Scope of consolidation		(17,389)		(285,677)		(1,081,778)

Current liabilities based on U.S. GAAP	~~W~~	3,365,802	~~W~~	2,940,731	~~W~~	3,844,341

Non-current liabilities:
As reported		3,548,464		4,344,428		6,020,410
U.S. GAAP adjustments :
— Deferred charges		7,812		8,577		11,423
— Considerations for conversion right		214		12,923		16,753
— Nonrefundable activation fees		191,453		211,773		188,173
— Currency and interest rate swap		—		—		(5,618)
— Consolidation of variable interest entity		227		296		698
— Scope of consolidation		(19,563)		(73,015)		(1,373,619)
— FIN 48 effect		—		13,950		9,049
— Tax effect of the reconciling items		(51,216)		(183,709)		(34,446)

Non-current liabilities based on U.S. GAAP		3,677,391		4,335,223		4,832,823

Total liabilities based on U.S. GAAP	~~W~~	7,043,193	~~W~~	7,275,954	~~W~~	8,677,164

Minority interests:
As reported	~~W~~	170,246	~~W~~	253,383	~~W~~	1,175,959
U.S. GAAP adjustments :
— Intangible assets		—		47,604		31,704
— Reversal of amortization of goodwill and goodwill impairment		1,363		7,180		(21,317)
— Consolidation of variable interest entity		12,221		(1,188)		(38,106)
— Scope of consolidation		(35,972)		(67,094)		(801,413)

Total minority interests based on U.S. GAAP	~~W~~	147,858	~~W~~	239,885	~~W~~	346,827

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2006, 2007 and 2008 and cash and cash equivalents at December 31, 2006, 2007 and 2008 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2006, 2007 and 2008 and cash and cash equivalents at December 31, 2006, 2007 and 2008 under U.S. GAAP (in millions of Korean won):

	2006		2007		2008

Cash flows from operating activities based on Korean GAAP	~~W~~	3,589,825	~~W~~	3,721,700	~~W~~	3,296,938
Adjustments:
Trading security cash flows		80,061		28,696		(40)
Consolidation of variable interest entity		(48,721)		35,777		7,010
Scope of consolidation		(6,384)		11,363		(391,271)
Pre-acquisition cash flows of subsidiaries		—		(36,372)		—
Discontinued operation (Note a)		—		(476,412)		(213,899)

Cash flows from operating activities based on U.S. GAAP	~~W~~	3,614,781	~~W~~	3,284,752	~~W~~	2,698,738

Cash flows from investing activities based on Korean GAAP	~~W~~	(2,535,153)	~~W~~	(2,414,879)	~~W~~	(3,875,394)
Adjustments:
Trading security cash flows		(80,061)		(28,696)		40
Increase in cash and cash equivalent due to merger		—		50,448		—
Consolidation of variable interest entity		37,611		(39,389)		(11,006)
Scope of consolidation		17,035		15,559		11,036
Pre-acquisition cash flows of subsidiaries		—		(1,784)		—
Discontinued operation (Note a)		—		33,496		(51,631)

Cash flows from investing activities based on U.S. GAAP	~~W~~	(2,560,568)	~~W~~	(2,385,245)	~~W~~	(3,926,955)

Cash flows from financing activities based on Korean GAAP	~~W~~	(952,378)	~~W~~	(1,041,255)	~~W~~	869,415
Adjustments:
Consolidation of variable interest entity		17,716		5,016		1,126
Scope of consolidation		(5,946)		(2,475)		239,147
Pre-acquisition cash flows of subsidiaries		—		64,674		—
Discontinued Operation (Note a)		—		342,777		9,015

Cash flows from financing activities based on U.S. GAAP	~~W~~	(940,608)	~~W~~	(631,263)	~~W~~	1,118,703

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on Korean GAAP	~~W~~	(9,317)	~~W~~	6,097	~~W~~	37,371
Adjustments:
Consolidation of variable interest entity		(5,302)		37		938
Scope of consolidation		—		—		(4,129)
Discontinued Operation (Note a)		—		(4,971)		—

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on U.S. GAAP	~~W~~	(14,619)	~~W~~	1,163	~~W~~	34,180

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006		2007		2008

Net increase in cash and cash equivalents due to changes in consolidated subsidiaries based on Korean GAAP	~~W~~	14,568	~~W~~	102,079	~~W~~	36,413
Adjustments:
Scope of consolidation		(14,246)		(81,218)		(77,346)
Discontinued operation (Note a)		—		54,419		—

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on U.S. GAAP	~~W~~	322	~~W~~	75,280	~~W~~	(40,933)

Pre-acquisition cash flows of subsidiaries based on Korean GAAP		—		(11,396)		17,250
Adjustments:
Scope of consolidation		—		—		(17,250)
Pre-acquisition cash flows of subsidiaries		—		(26,518)		—
Discontinued operation (Note a)		—		37,914		—

Pre-acquisition cash flows of subsidiaries based on U.S. GAAP		—		—		—

Increases in cash and cash equivalents due to merger based on Korea GAAP		—		50,448		—
Adjustments:
Increase in cash and cash equivalents due to merger		—		(50,448)		—

Increase in cash and cash equivalents due to merger based on U.S. GAAP		—		—		—

Cash flows from discontinued operation based on Korean GAAP		—		(12,777)		(256,515)
Adjustments:
Discontinued operation (Note a)				12,777		256,515

Cash flows from discontinued operation based on U.S. GAAP		—		—		—

Cash and cash equivalents at beginning of the year based on Korean GAAP	~~W~~	378,426	~~W~~	485,972	~~W~~	885,989
Adjustment:
Consolidation of variable interest entity		1,197		2,501		3,942
Scope of consolidation		—		(9,541)		(66,312)

Cash and cash equivalents at beginning of the year based on U.S. GAAP	~~W~~	379,623	~~W~~	478,932	~~W~~	823,619

Cash and cash equivalents at end of the year based on Korean GAAP	~~W~~	485,972	~~W~~	885,989	~~W~~	1,011,467
Adjustments:
Consolidation of variable interest entity		2,501		3,942		2,010
Scope of consolidation		(9,541)		(66,312)		(306,125)

Cash and cash equivalents at end of the year based on U.S GAAP	~~W~~	478,932	~~W~~	823,619	~~W~~	707,352

(Note a)	The operation results of and cash flows from Helio LLC were presented as continued operation for U.S. GAAP purpose since the Company sold its investment in Helio LLC in exchange for 16.6% interest in Virgin Mobile USA Inc., which now operates Helio LLC essentially in the same manner.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

34.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Income Taxes

Income tax expense under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 is as follows (in millions of Korean won):

	Year Ended December 31,
	2006		2007		2008

Currently payable	~~W~~	615,959	~~W~~	564,480	~~W~~	493,714
Deferred		70,871		12,456		(332,034)

	~~W~~	686,830	~~W~~	576,936	~~W~~	161,680

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2006, 2007 and 2008 is attributable to the following (in millions of Korean won):

	Year Ended December 31,
	2006		2007		2008

Income taxes at statutory income tax rate of 25% in 2006, 2007 and 2008	~~W~~	641,840	~~W~~	507,200	~~W~~	278,354
Resident surtax payable		64,184		50,720		27,835
Tax credit for investments, technology, human resource development and others		(110,785)		(112,235)		(158,681)
Special surtax for agriculture and fishery industries and other		20,183		18,370		23,296
Tax effect from statutory tax rate change		—		—		(58,672)
Undistributed earnings of subsidiaries		1,777		5,326		110
Other permanent differences		27,602		10,670		13,158
Change in valuation allowance		42,029		96,885		36,280

Recorded income taxes	~~W~~	686,830	~~W~~	576,936	~~W~~	161,680

Effective tax rate		27.00%		28.45%		14.52%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that resulted in the deferred tax assets and liabilities at December 31, 2006, 2007 and 2008 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	December 31,
	2006		2007		2008

Current:
Allowance for doubtful accounts	~~W~~	21,251	~~W~~	16,391	~~W~~	14,530
Accrued interest income		(1,544)		(1,971)		(1,594)
Net operating loss carryforwards		1,121		2,081		1
Tax credit carryforwards		19		—		570
Accrued expenses and other		68,264		66,857		66,868

	~~W~~	89,111	~~W~~	83,358	~~W~~	80,375

Non-current:
Depreciation		(64,915)		(56,359)		(33,262)
Loss on impairment of investment securities		33,018		46,818		80,750
Equity in losses (earnings) of affiliates		(28,232)		(121,855)		(20,151)
Undistributed earnings of subsidiaries		(17,179)		(23,464)		(59,122)
Tax free reserve for technology development		(211,215)		(151,259)		(80,707)
Tax free reserve for loss on disposal of treasury stock		(70,396)		(70,396)		—
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(163,992)		(523,761)		(77,738)
Tax credit carryforwards		24		24		1,066
Net operating loss carryforwards		6,178		327		—
Deferred charges and other		37,147		34,617		(55,013)

	~~W~~	(479,562)	~~W~~	(865,308)	~~W~~	(244,177)

Total deferred tax liabilities	~~W~~	(390,451)	~~W~~	(781,950)	~~W~~	(163,802)

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

As a result of the adoption of FIN 48, the Company recognized a ~~W~~3,842 million increase in the liability for unrecognized tax benefits, which was accounted for as a ~~W~~383 million increase to goodwill, a ~~W~~8,908 million decrease to retained earnings and a ~~W~~5,449 million net increase to deferred tax liabilities as of January 1, 2007. The

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

total unrecognized tax benefits attributable to uncertain tax positions as of January 1, 2007 were ~~W~~9,565 million. Upon adoption, the total unrecognized tax benefits included items that would favorably affect the income tax provision by ~~W~~8,908 million, if recognized.

Effectively January 1, 2007, the Company adopted FIN 48, which prescribe the recognition, measurement and disclosure standards for uncertain in income tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007 and 2008 is as follows (in millions of Korean won):

	2007		2008

Beginning of period	~~W~~	9,565	~~W~~	9,989
Gross increases for tax position of prior years		501		186
Gross decreases for tax position of prior years		(15)		(2,629)
Lapses of statues of limitations		—		(474)
Gross increases for tax position of current year		—		2,233
Gross decreases for tax position of current year		(62)		—

Ending of period	~~W~~	9,989	~~W~~	9,305

Total unrecognized tax benefits at December 31, 2007 and 2008 are ~~W~~9,212 million and ~~W~~7,375 million, respectively, that, if recognized, would favorably affect the effective income tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective income tax rate.

The Company recognized any interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had approximately ~~W~~2,945 million for the payment of interest and penalties accrued in the balance sheet at January 1, 2007 and ~~W~~3,961 million and ~~W~~3,019 million in the balance sheet at December 31, 2007 and 2008, respectively.

It is expected that the amount of unrecognized tax benefits will also change for other reasons in the next 12 months; however, we do not expect that change to have a significant impact on our financial position or results of operations.

The Company files income tax returns in the Republic of Korea jurisdiction and also files income tax returns in a number of foreign jurisdictions. However, our foreign income tax activity has been immaterial. The National Tax Service, or NTS, has effectively completed the examination of our returns in the Republic of Korea related to years prior to 2004.

In significant foreign jurisdictions, the 2004 through 2008 tax years generally remain subject to examination by their respective tax authorities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Information under U.S. GAAP with respect to Investments under SFAS No. 115

Information with respect to available-for-sale and held-to-maturity securities under SFAS No. 115 at December 31, 2006, 2007 and 2008 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		Unrealized		Unrealized		Impairment		Fair
	(Amortized Cost)		Gains		Losses		Losses		Value

At December 31, 2006:
Available-for-sale
Equity securities	~~W~~	348,077	~~W~~	440,148	~~W~~	—	~~W~~	(7,145)	~~W~~	781,080
Debt securities		1,083,914		33,903		(46,107)		(10,656)		1,061,054
Held-to-maturity securities		134		—		—		—		134

	~~W~~	1,432,125	~~W~~	474,051	~~W~~	(46,107)	~~W~~	(17,801)	~~W~~	1,842,268

At December 31, 2007:
Available-for-sale
Equity securities	~~W~~	1,642,306	~~W~~	1,750,170	~~W~~	(683)	~~W~~	(7,796)	~~W~~	3,383,997
Debt securities		470,280		9,293		(439)		(10,656)		468,478
Held-to-maturity securities		94		—		—		—		94

	~~W~~	2,112,680	~~W~~	1,759,436	~~W~~	(1,122)	~~W~~	(18,452)	~~W~~	3,852,569

At December 31, 2008:
Available-for-sale
Equity securities	~~W~~	1,878,049	~~W~~	681,260	~~W~~	(73)	~~W~~	(208,453)	~~W~~	2,350,783
Debt securities		5,696		—		—		(552)		5,144
Held-to-maturity securities		112		—		—		—		112

	~~W~~	1,883,857	~~W~~	681,260	~~W~~	(73)	~~W~~	(209,005)	~~W~~	2,356,039

Gross proceeds from the sale of available-for-sale securities were ~~W~~298,715 million, ~~W~~155 million and ~~W~~470,309 million for the years ended December 31, 2006, 2007 and 2008, respectively. Gross realized gains for the years ended December 31, 2006, 2007 and 2008 were ~~W~~605 million, nil and ~~W~~14,466 million, respectively. Gross realized losses for the years ended December 31, 2006, 2007 and 2008 were ~~W~~30 million, ~~W~~3 million and ~~W~~500 million, respectively.

Gross unrealized losses of ~~W~~46,107 million, ~~W~~1,122 million and ~~W~~73 million at December 31, 2006, 2007 and 2008 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

c. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2006, 2007 and 2008 for which it is practicable to estimate that value:

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

The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2006, 2007 and 2008 (in millions of Korean won):

	2006				2007				2008
	Carrying				Carrying				Carrying
	Amount		Fair		Amount		Fair		Amount		Fair
	(Note a)		Value		(Note a)		Value		(Note a)		Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	~~W~~	576,017	~~W~~	576,017	~~W~~	956,441	~~W~~	956,441	~~W~~	914,228	~~W~~	914,228
Trading securities		665,312		665,312		635,434		635,434		367,002		367,002
Accounts receivable (trade and other)		3,065,481		3,065,481		2,642,195		2,642,195		2,893,283		2,893,283
Short-term loans		60,440		60,440		74,603		74,603		106,013		106,013
Investment securities:
Listed equity and debts		1,842,268		1,842,268		3,852,569		3,852,569		2,356,039		2,356,039
Non-listed equity and debts		141,138		N/A		128,718		N/A		75,028		N/A
Derivative instruments assets		16,660		16,660		16,227		16,227		318,373		318,373
Long-term bank deposits		10,430		10,430		15,512		15,512		75		75
Long-term loans		13,250		9,938		45,524		34,143		85,975		82,996

	~~W~~	6,390,996			~~W~~	8,367,223			~~W~~	7,116,016

Financial liabilities:
Accounts payable	~~W~~	1,224,536	~~W~~	1,224,536	~~W~~	1,241,935	~~W~~	1,241,935	~~W~~	1,107,202	~~W~~	1,107,202
Short-term borrowings		63,612		63,612		11,737		11,737		180,827		180,827
Derivative instruments liabilities		113,424		113,424		123,557		123,557		242,186		242,186
Bonds payable, long-term borrowings, convertible bonds, long-term payables — other and obligation under capital leases, including current portion		3,595,880		3,667,748		3,460,939		3,508,681		4,943,630		4,855,897

	~~W~~	4,997,452			~~W~~	4,838,168			~~W~~	6,473,845

(note a)	These carrying amounts represent the amounts determined under U.S. GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value hierarchy

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”, for all financial and nonfinancial assets and liabilities recognized at fair value in the consolidated financial statements on a recurring basis. The adoption of this statement did not change our previous accounting for financial assets and liabilities. The provisions of SFAS No. 157 will be applied to nonfinancial assets and liabilities that are recognized at fair value in the consolidated financial statements on a nonrecurring basis beginning January 1, 2009. Upon application of the remaining provisions of SFAS No. 157 on January 1, 2009, the Company will provide additional disclosures regarding our nonrecurring fair value measurements, including our annual impairment review of goodwill and intangible assets.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following fair value hierarchy table presents information regarding our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in millions of Korean won):

	December, 31,
	2008		Level 1		Level 2		Level 3

Assets:
Trading securities	~~W~~	367,002	~~W~~	—	~~W~~	367,002	~~W~~	—
Available for sale securities:
Equity securities		2,350,783		2,350,783		—		—
Debt securities		5,144		—		5,144		—
Held-to-maturity securities		112		—		112		—
Derivatives:
Currency swap		318,373		—		318,373		—

	~~W~~	3,041,414	~~W~~	2,350,783	~~W~~	690,631	~~W~~	—

Liabilities:
Derivatives:
Currency swap	~~W~~	210,468	~~W~~	—	~~W~~	210,468	~~W~~	—
Interest rate swap		31,718		—		31,718		—

	~~W~~	242,186	~~W~~	—		242,186	~~W~~	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Securities

The Company classifies our securities within Level 1 of the valuation hierarchy where quoted prices are available in an active market. Level 1 securities include exchange-traded equities. The Company generally classifies our securities within Level 2 of the valuation hierarchy where quoted market prices are not available. If quoted market prices are not available, the Company determined the fair values of our securities using pricing

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

The majority of our derivatives are valued using internal models that use as their basis readily observable marketing inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency exchange rates. The Company generally classify these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swap, cross currency swaps and foreign currency derivatives.

SFAS No. 157 requires that the valuation of derivative liabilities must take into account the Company’s own non-performance risk. Effective January 1, 2008, the Company updated our derivative valuation methodology to consider our own non-performance risk and counterparty non-performance risk as observed through the credit default swap market and based on prices for recent trades.

d. Comprehensive Income

Comprehensive income for the years ended December 31, 2006, 2007 and 2008 is as follows (in millions of Korean won):

	2006		2007		2008

Net income	~~W~~	1,878,361	~~W~~	1,505,347	~~W~~	1,072,866

Other comprehensive income:
Available-for-sale securities
Unrealized gain (loss) on investment securities		252,218		1,358,908		(1,080,978)
Less impact of realized losses (gains)		446		(29,603)		1,730
Tax effect		(69,509)		(369,853)		292,840

Net change from available-for-sale securities		183,155		959,452		(786,408)
Foreign-based operations’ translation adjustments		(18,570)		3,698		64,807

Total other comprehensive income		164,585		963,150		(721,601)

Comprehensive income	~~W~~	2,042,946	~~W~~	2,468,497	~~W~~	351,265

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

Goodwill

Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Beginning of period	~~W~~	3,418,212	~~W~~	3,419,114	~~W~~	3,599,135
Goodwill increase due to acquisition and subsidiary change during the period		13,426		180,145		923
Goodwill impairment losses		(12,524)		—		(107,138)
Goodwill disposed of during the period		—		(124)		(55)

Ending of period	~~W~~	3,419,114	~~W~~	3,599,135	~~W~~	3,492,865

Other Intangible Assets

The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2006				December 31, 2007				December 31, 2008
								Accumulated				Accumulated
	Gross				Gross			Amortization	Gross			Amortization
	Carrying		Accumulated		Carrying			and	Carrying			and
	Amount		Amortization		Amount			Impairment	Amount			Impairment

Amortized intangible assets :
IMT license (13 years)	~~W~~	1,188,547	~~W~~	(278,521)	~~W~~	1,188,547	~~W~~	(368,849)	~~W~~	1,188,547	~~W~~	(459,178)
Customer relationship (4 years)		99,783		(99,783)		106,783		(99,783)		106,783		(100,671)
Software purchased (5 years)		883,004		(310,184)		1,083,552		(478,849)		1,216,273		(604,412)
Software development cost (5 years)		242,164		(196,510)		240,629		(223,508)		207,294		(188,028)
Other (2 to 20 years)		308,747		(98,035)		455,910		(134,349)		377,121		(164,433)

Total	~~W~~	2,722,245	~~W~~	(983,033)	~~W~~	3,075,421	~~W~~	(1,305,338)	~~W~~	3,096,018	~~W~~	(1,516,722)

Intangible asset amortization expense for the years ended December 31, 2006, 2007 and 2008 was ~~W~~244,025 million, ~~W~~332,056 million and ~~W~~426,760 million, respectively. It is estimated to be ~~W~~362,189 million, ~~W~~327,055 million, ~~W~~279,445 million, ~~W~~175,273 million and ~~W~~128,709 million for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively, primarily related to the IMT license, software purchased and other.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f. Condensed Consolidated Income Statements under U.S. GAAP

Condensed consolidated income statements under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won):

	2006		2007		2008

Operating revenue:
Wireless services	~~W~~	9,025,209	~~W~~	9,531,488	~~W~~	9,553,556
Interconnection		1,033,390		1,062,195		1,149,196
Digital handset sales		—		51,714		16,425
Other		483,203		566,989		438,375

Total operating revenue		10,541,802		11,212,386		11,157,552
Total operating expenses		(7,720,028)		(9,144,306)		(9,403,974)

Operating income		2,821,774		2,068,080		1,753,578
Other income (expenses), net		(135,742)		(197,428)		(556,072)

Income before income taxes and appropriate item below		2,686,032		1,870,652		1,197,506
Provision for income taxes		(673,330)		(483,963)		(132,494)
Minority interests in losses of consolidated subsidiaries		21,752		54,281		121,129
Equity in earnings (loss) of unconsolidated businesses, net of income tax		(156,093)		64,538		(113,275)

Net income	~~W~~	1,878,361	~~W~~	1,505,347	~~W~~	1,072,866

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

h. Supplemental Information relating to Cash Flows

Supplemental Information relating to Cash Flows under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 are as follows (in millions of Korean won) :

	2006		2007		2008

Cash paid for interest (net of amounts capitalized)	~~W~~	226,442	~~W~~	169,311	~~W~~	243,319
Cash paid for income taxes		660,188		591,672		422,506

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i. Accrued Severance Indemnities

The Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won) :

Year Ending December 31,

2009	~~W~~	1,492
2010		870
2011		1,890
2012		2,055
2013		1,373
2014 ~ 2018		28,468

Total	~~W~~	36,148

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

j. New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement” which provides guidance for using fair value to measure assets and liabilities when required for recognition or disclosure purposes. SFAS No. 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about these measures. Specifically, SFAS No. 157 (1) clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability, (2) establishes a fair value hierarchy that prioritizes the information used to develop those assumptions, (3) clarifies the information required to be used to measure fair value, (4) determines the frequency of fair value measures and (5) requires companies to make expanded disclosures about the methods and assumptions used to measure fair value and the fair value measurement’s effect on earnings. However, SFAS No. 157 does not expand the use of fair value to any new circumstances or determine when fair value should be used in the financial statements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with some exceptions. SFAS No. 157 is to be applied prospectively as of the first interim period for the fiscal year in which it is initially adopted, except for a limited form of retrospective application for some specific items. In February 2008, the FASB issued Staff Position No. 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” in order to amend SFAS No. 157 to exclude FASB Statement No. 13 Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). The Company adopted SFAS No. 157, FSP 157-1 and FSP 157-2 in the 2008, the impact of which is disclosed in Note 34(c) Fair value of financial instruments.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be included in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s result of operations, cash flow or financial position.

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

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160)”. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, ’changes in a parent’s ownership interest, and the valuation of retained non controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. This statement is effective for the Company beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of SFAS 160 on our consolidated financial position, results of operations or cash flows.

On May 9, 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP APB 14 on the Company’s consolidated financial condition, operating results and cash flows.

In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (Issue 07-5). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for the Company on January 1, 2009, and the Company is currently evaluating the impact of adopting Issue 07-5 on the Company’s consolidated financial condition, operating results and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”)”. FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FIN 46R and is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20 (“FSP No. EITF 99-20-1”)”. FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. EITF 99-20-1 did not have a material impact on the Company.

In April 2009, the FASB issued FSP No. 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP No. 141R-1”)”. FSP No. 141R-1 amends and clarifies SFAS No. 141R, Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for the Company and had no impact on its financial condition, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company did not early adopt this FSP. The Company expects the adoption of this standard to decrease the impact of impairments on its results of operations in future periods when compared to the impact the Company believes would have occurred without this new accounting standard. The Company is currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to its financial condition, results of operations and cash flows.