Form 20-F
period 2009-12-31
SK TELECOM CO LTD
filed 2010-06-30
CIK 1015650

As filed with the Securities and Exchange Commission on June 30, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Mr. Sang yun Lee
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea
Telephone No.: 82-2-6100-2114
Facsimile No.: 82-2-6100-7830
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-ninth of one share of Common Stock	New York Stock Exchange
Common Stock, par value ~~W~~500 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

72,344,999 shares of common stock, par value ~~W~~500 per share (not including 8,400,712 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

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

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on December 31, 2009, which was Won 1,163.65 to US$1.00. On June 25, 2010, the noon buying rate was Won 1,215.1 to US$1.00. See “Item 3.A. Selected Financial Data — Exchange Rates”.

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

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of high-speed downlink packet access, or HSDPA, technology, high-speed uplink packet access, or HSUPA, technology, evolved high-speed uplink packet access, or HSPA+, service and wireless broadband Internet, or WiBro, technology;

•	our plans for capital expenditures in 2010 for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the KCC related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees, tariffs charged by our competitors, regulatory fees, operating costs and expenditures, working capital requirements, principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases, and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments in other telecommunications service providers;

•	our ability to successfully manage our acquisition in 2009 of the leased-transmission line business of SK Networks Co., Ltd., a fixed-line operator that provides a substantial portion of the transmission lines we use;

•	our ability to successfully manage our planned investment in Packet One Networks (Malaysia) Sdn. Bhd., a Malyasian wireless broadband company;

•	our ability to successfully attract and retain subscribers under the KCC’s new guideline on the marketing expenses of the telecommunication service providers; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment, technology changes, potential litigation and governmental actions, changes in the competitive environment, political changes, foreign exchange currency risks, foreign ownership limitations, credit risks and other risks and uncertainties that are more fully described under the heading “Item 3. Key Information — Risk Factors” and elsewhere in this report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1.A.	Directors and Senior Management

Not applicable.

Item 1.B.	Advisers

Not applicable.

Item 1.C.	Auditor

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2009 is derived from our audited consolidated financial statements and related notes thereto.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain respects from U.S. GAAP. For more detailed information you should refer to notes 34 and 35 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,
	2005		2006			2007			2008			2009		2009*
	(In billions of Won and millions of dollars, except per share and percentage data)

INCOME STATEMENT DATA
Korean GAAP:
Total Operating Revenue(1)	~~W~~	10,721.8	~~W~~	11,016.2	(19)	~~W~~	11,843.4(19)		~~W~~	13,995.9	(19)	~~W~~	14,555.4	$12,508.4
Cellular Service(1)		10,361.9		10,515.6			11,016.1			11,389.8			12,034.1	10,341.7
Broadband Internet and Fixed-line Telephone Service		—		—			—			1,821.8			1,714.9	1,473.7
Other(2)		359.9		500.6	(19)		827.3	(19)		784.3	(19)		806.4	693.0
Operating Expenses		8,051.2		8,392.8	(19)		9,741.7	(19)		12,244.7	(19)		12,676.9	10,894.1
Operating Income		2,670.6		2,623.4	(19)		2,101.7	(19)		1,751.2	(19)		1,878.5	1,614.3
Income from Continuing Operation before Income Tax		2,561.6		2,023.8	(19)		2,284.9	(19)		1,260.4	(19)		1,400.5	1,203.5
Net Income(3)		1,868.3		1,449.6			1,562.3			972.3			1,055.6	907.1
Net Income per Share		25,443		19,801			22,696			16,707			17,239	14.81
Diluted Net Income per Share		25,036		19,523			22,375			16,559			17,046	14.65
Dividends Declared per Share		9,000		8,000			9,400			9,400			9,400	8.08
Weighted Average Number of Shares		73,614,296		73,305,026			72,650,909			72,765,557			72,346,763	72,346,763
U.S. GAAP:
Total Operating Revenue	~~W~~	10,701.4	~~W~~	10,530.0		~~W~~	11,192.5		~~W~~	11,132.5		~~W~~	12,620.1	$10,845.3
Operating Expenses		7,847.7		7,706.0			9,124.6			9,380.2			10,745.7	9,234.5
Operating Income		2,853.7		2,824.1			2,067.8			1,752.4			1,874.5	1,610.9
Net Income(4)		2,014.9		1,876.4			1,451.1			951.7			1,356.7	1,165.9
Net Income per Share(4)(5)		27,435		25,624			20,720			14,744			20,453	17.58
Diluted Net Income per Share(4)(5)		26,983		25,207			20,379			14,606			20,145	17.31

	As of or for the Year Ended December 31,
	2005		2006		2007		2008		2009		2009*
	(In billions of Won and millions of dollars, except per share and percentage data)

BALANCE SHEET DATA
Korean GAAP:
Working Capital(6)	~~W~~	1,735.2	~~W~~	1,455.5	~~W~~	1,796.2	~~W~~	793.6	~~W~~	1,475.7	$1,268.3
Property and Equipment, Net		4,663.4		4,507.3		4,969.4		7,437.7		8,165.9	7,017.5
Total Assets		14,704.8		16,240.0		19,048.9		22,473.7		23,206.3	19,942.7
Non-current Liabilities(7)		3,513.9		3,548.5		4,344.4		6,020.4		5,966.7	5,127.6
Capital Stock		44.6		44.6		44.6		44.6		44.6	38.3
Total Shareholders’ Equity		8,327.5		9,483.1		11,687.6		11,824.4		12,344.6	10,608.5
U.S. GAAP:
Working Capital	~~W~~	1,587.2	~~W~~	1,286.2	~~W~~	1,751.1	~~W~~	738.0	~~W~~	1,815.6	$1,560.3
Total Assets(4)		16,356.5		17,909.4		20,173.6		21,239.2		25,788.3	22,161.6
Total Shareholders’ Equity(4)		9,477.7		10,718.4		12,897.6		12,562.0		14,260.8	12,255.2

	As of or for the Year Ended December 31,
	2005		2006			2007			2008			2009			2009*
	(In billions of Won and millions of dollars, except per share and percentage data)

OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(3)(8)	~~W~~	4,429.5	~~W~~	3,880.7		~~W~~	4,360.6		~~W~~	4,008.7		~~W~~	4,262.0		$3,662.6
Capital Expenditures(9)		1,416.6		1,498.1			1,804.1			2,236.9			2,162.4		1,858.3
R&D Expenses(10)		321.1		279.0			293.1			299.7			293.2		252.1
Internal R&D		252.0		212.0			218.7			226.7			236.3		203.1
External R&D		69.1		67.0			74.4			73.0			56.9		49.0
Depreciation and Amortization		1,675.5		1,698.2			1,968.6			2,759.0			2,732.8		2,348.5
Cash Flow from Operating Activities		3,407.1		3,590.5	(20)		3,721.0	(20)		3,295.4	(20)		2,933.3	(20)	2,520.8
Cash Flow from Investing Activities		(1,938.2)		(2,535.0	)(20)		(2,415.4	)(20)		(3,875.3	)(20)		(1,828.2	)(20)	(1,571.1)
Cash Flow from Financing Activities		(1,429.0)		(952.4	)(20)		(1,041.3	)(20)		869.4	(20)		(1,205.1	)(20)	(1,035.6)
Margins (% of total sales):
EBITDA Margin(8)(11)		41.3%		35.2%			36.9%			28.6%			29.3%		29.3%
Operating Margin(11)		24.9		23.8			17.7			12.5			12.9		12.9
Net Margin(11)		17.4		13.2			13.2			6.9			7.3		7.3
U.S. GAAP:
EBITDA(4)(8)	~~W~~	4,399.5	~~W~~	4,525.5		~~W~~	3,906.5		~~W~~	3,156.7		~~W~~	4,155.1		$3,570.7
Capital Expenditures(9)		1,429.3		1,538.0			1,854.0			1,861.0			2,160.5		1,856.7
Cash Flow from Operating Activities		3,296.8		3,615.5			3,284.1			2,697.2			3,064.3		2,633.4
Cash Flow from Investing Activities		(1,816.5)		(2,560.4)			(2,436.2)			(3,926.8)			(2,126.8)		(1,827.7)
Cash Flow from Financing Activities		(1,439.3)		(940.6)			(631.3)			1,118.7			(840.0)		(721.9)

	As of or for the Year Ended December 31,
	2005		2006		2007		2008		2009		2009*

SELECTED OPERATING DATA
Population of Korea (millions)(12)		48.3		48.3		48.5		48.6		48.7	48.7
Our Wireless Penetration(13)		40.4%		42.0%		45.3%		47.4%		50.6%	50.6%
Number of Employees(14)		6,646		7,676		9,485		10,626		10,714	10,714
Total Sales per Employee (in millions of Won and thousands of Dollars)	~~W~~	1,613.3	~~W~~	1,436.7	~~W~~	1,267.1	~~W~~	1,319.5	~~W~~	1,358.5	$1,167.4
Wireless Subscribers(15)		19,530,117		20,271,133		21,968,169		23,032,045		24,269,553	24,269,553
Average Monthly Outgoing Voice Minutes per Subscriber(16)		197		201		201		200		197	197
Average Monthly Revenue per Subscriber(17)	~~W~~	40,205	~~W~~	40,220	~~W~~	40,154	~~W~~	38,526	~~W~~	38,171	$32.80
Average Monthly Churn Rate(18)		1.8%		2.0%		2.6%		2.7%		2.7%	2.7%
Digital Cell Sites		10,142		12,515		16,099		17,213		15,979	15,979

*	The translation into Dollars was made at the rate of Won 1,163.65 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes revenues from SK Teletech Co., Ltd. of Won 294.6 billion for 2005 from the sale of digital handsets and Won 898.6 billion for 2005, Won 1,033.4 billion for 2006, Won 1,062.2 billion for 2007, Won 1,149.2 billion for 2008 and 1,245.4 billion for 2009 of interconnection revenue. Following our sale of a 60% equity interest in SK Teletech to Pantech & Curitel Communication, Inc. in July 2005, our equity interest in the company was reduced to 29.1% (which subsequently became a 22.7% interest in Pantech following the merger of SK Teletech into Pantech in December 2005) and SK Teletech ceased to be our consolidated subsidiary. Our equity interest in Pantech has been reduced from 22.7% to 0.5% in 2007. Digital handset sales revenue of PS&Marketing which is our consolidated subsidiary in 2009 was Won 185.3 billion

(2)	For more information about our other revenue, see “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview”.

(3)	As of January 1, 2007, we adopted Statements of Korean Accounting Standards, or SKAS No. 25. Pursuant to adoption of SKAS No. 25, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. The consolidated statements of income for the years ended December 31, 2005 and 2006 appearing in our consolidated financial statements included elsewhere in this report have been reclassified in accordance with SKAS No. 25.

(4)	Adjusted to retroactively reflect our acquisition of an additional 38.7% equity stake in SK Broadband in March 2008, increasing our total equity interest in SK Broadband to 43.4%. According to revised Accounting Standard Codification Topic 810 “Consolidation,” net income (loss) attributable to the non-controlling interest is included in net income. The net loss attributable to the non-controlling interest for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 was Won (12.7 billion), Won (4.1 billion), (Won 54.3 billion), Won (121.1 billion) and Won (123.0 billion), respectively.

(5)	Net income per share is calculated by dividing net income attributable to majority interest by the weighted average number of shares outstanding during the period. Diluted net income per share is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the issuance of convertible bonds in 2005, 2006, 2007, 2008 and 2009.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 1,013.0 to US$1.00 as of December 31, 2005, Won 929.6 to US$1.00 as of December 31, 2006, Won 938.2 to US$1.00 as of December 31, 2007, Won 1,257.5 to US$1.00 as of December 31, 2008, Won 1,167.6 to US$1.00 as of December 31, 2009, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(w) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA as used here is a non-GAAP measure and is commonly used in the telecommunications industry to analyze companies on the basis of operating performance. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP, which may differ from Korean GAAP for these items.

(9)	Consists of investments in property, plant and equipment. Under U.S. GAAP, interest costs incurred during the period required to complete an asset or ready an asset for its intended use are capitalized based on the interest rates a company pays on its outstanding borrowings. Under Korean GAAP, such interest costs are expensed as incurred.

(10)	Includes donations to Korean research institutes and educational organizations. See “Item 5.C. Research and Development”.

(11)	Operating revenue and operating income used in the calculation of these ratios for 2005, 2006, 2007, 2008 and 2009 exclude the operating revenue and operating income from the discontinued operation, but include the operating revenue and operating income of newly-consolidated subsidiaries prior to the date of consolidation.

(12)	Population estimates based on historical data published by the National Statistical Office of Korea.

(13)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(14)	Includes regular employees and temporary employees. See “Item 6.D. Employees”.

(15)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

(16)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(17)	The average monthly revenue per subscriber excludes interconnection revenue and is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. Including interconnection revenue, average monthly revenue per subscriber was Won 44,167 for 2005, Won 44,599 for 2006, Won 44,416 for 2007, Won 43,016 for 2008 and Won 42,469 for 2009.

(18)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to CDMA lxRTT or CDMA 1xEV/ DO-capable handsets by terminating their service and opening a new subscriber account.

(19)	As a result of our sale of HELIO, LLC to Virgin Mobile USA, Inc. in August 2008, HELIO’s results of operations have been classified as discontinued operations. SK Communications Co., Ltd., a subsidiary of the Company, sold the Spicus division, the Company’s telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures, in August 2009 and sold Etoos Co., Ltd. to Cheong Sol in October 2009. Operating revenue, operating expenses, operating income and income before income taxes and minority interest for the years ended December 31, 2006, 2007 and 2008 have been revised to exclude HELIO’s, the Spicus division’s and Etoos’ results of operations.

(20)	Cash flow activities from discontinued operation for the years ended December 31, 2006, 2007, 2008 and 2009 have been excluded.

As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2009.

	As of or for the Year Ended December 31,
	2005		2006			2007			2008			2009			2009*
	(In billions of Won and millions of dollars)

Korean GAAP:
Net Income	~~W~~	1,868.3	~~W~~	1,449.6		~~W~~	1,562.3		~~W~~	972.3		~~W~~	1,055.6		$907.1
LESS: Interest income		(61.1)		(80.0	)(1)		(93.9	)(1)		(136.3	)(1)		(187.1	)(1)	(160.8	)(1)
ADD: Interest expense		253.5		239.1	(1)		235.3	(1)		344.6	(1)		440.3	(1)	378.4	(1)
Taxes		693.3		571.4	(1)		694.7	(1)		188.3	(1)		359.3	(1)	308.8	(1)
Depreciation and		1,675.5		1,700.6	(1)		1,970.5	(1)		2,639.2	(1)		2,593.9	(1)	2,229.1	(1)
Amortization
EBITDA	~~W~~	4,429.5	~~W~~	3,880.7		~~W~~	4,360.6		~~W~~	4,008.7		~~W~~	4,262.0		$3,662.6

*	The translation into Dollars was made at the rate of Won 1,163.65 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	In accordance with SKAS No. 25, which we adopted in 2007, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. For purposes of reconciling net income under Korean GAAP with EBITDA, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007, 2008 and 2009 shown in the table above exclude, with respect to subsidiaries newly consolidated in 2007, 2008 or 2009 the income earned and expense incurred by such subsidiaries prior to the date of consolidation. In addition, interest income, interest expense, taxes and depreciation and amortization amounts for 2006, 2007, 2008 and 2009 shown in the table above include income earned and expense incurred from discontinued operations. As a result, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007, 2008 and 2009 that appear in the table above differ from those set forth in our consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2009.

	As of or for the Year Ended December 31,
	2005		2006		2007		2008		2009		2009*
	(In billions of Won and millions of dollars)

U.S. GAAP:
Net Income(1)	~~W~~	2,014.9	~~W~~	1,876.4	~~W~~	1,451.1	~~W~~	951.7	~~W~~	1,356.7	$1,165.9
LESS: Interest income		(62.6)		(86.7)		(99.0)		(121.8)		(208.1)	(178.8)
ADD: Interest expense		226.8		241.7		204.0		240.2		374.7	322.0
Taxes		667.1		686.8		576.7		161.9		486.7	418.3
Depreciation and Amortization		1,553.3		1,807.4		1,773.7		1,924.7		2,145.1	1,843.5
EBITDA(1)	~~W~~	4,399.5	~~W~~	4,525.5	~~W~~	3,906.5	~~W~~	3,156.7	~~W~~	4,155.1	$3,570.7

*	The translation into Dollars was made at the rate of Won 1,163.65 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Adjusted to retroactively reflect our acquisition of an additional 38.7% equity stake in SK Broadband in March 2008, increasing our total equity interest in SK Broadband to 43.4%.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

	At End of	Average
Year Ended December 31,	Period	Rate(1)	High	Low
	(Won per US$1.00)

2005	1,010.0	1,023.8	1,059.8	997.0
2006	930.0	954.3	1,002.9	913.7
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0

	Past Six Months
	High	Low
	(Won per US$1.00)

December 2009	1,185.4	1,149.0
January 2010	1,168.0	1,120.0
February 2010	1,170.0	1,144.0
March 2010	1,153.0	1,128.0
April 2010	1,126.3	1,104.0
May 2010	1,253.2	1,115.0
June 2010 (through June 25, 2009)	1,250.4	1,173.6

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On June 25, 2010, the noon buying rate was Won 1,215.1 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks Relating to Our Business

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition across all our businesses, including our wireless telecommunications business, in Korea. We expect competition to intensify as a result of continuing consolidation of market leaders and the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing tariffs we can charge our subscribers.

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our business. The collective market share of these providers amounts to approximately 49.4%, in terms of numbers of wireless service subscribers, as of December 31, 2009. Since 2000, there has also been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors, including the merger of KT Freetel Co., Ltd., or KTF, one of our principal wireless competitors before the merger, into KT Corporation, or KT, Korea’s principal fixed-line operator, in June 2009 and the merger of LG DACOM Corporation and LG Powercomm Co., Ltd. into LG Telecom Co., Ltd., or LGT, in January 2010. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. In addition, our broadband Internet access service provided through SK Broadband competes with other providers of Internet access services, including KT, LGT, and cable companies, and our fixed-line telephone service provided through SK Broadband competes with KT, as well as providers of voice over Internet protocol, or VoIP, services. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our current competitors to offer more competitive services and could harm our business and results of operations.

Continued competition from the other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2009, the churn rate in our wireless business ranged from 2.1% to 3.2%, with an average churn rate of 2.7%, compared to an average churn rate of 2.7% in 2008. Intensification of competition in the future may cause our churn rates to increase. The increased competition may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

However, on May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales. The guideline is not binding and such marketing expenses do not include advertising expenses. In order to meet the new guideline, we, as well as our competitors, would have to decrease such marketing expenses. Such decrease in our marketing expenses may have a material adverse effect on our businesses and results of operations.

In addition, in March 2008, the KCC fully lifted its prohibition on the practice of telecommunications services providers to offer handsets at below retail prices to attract new subscribers. As a result of the Government’s decision to allow handset subsidies, we have faced increased competition from other mobile service providers and increased our marketing expenses. However, in order to comply with the KCC’s guideline on marketing expenditures, we may not be able to spend sufficient funds on marketing to effectively compete with our competitors, and any material decrease in our marketing expenditures may have a material adverse effect on our results of operations.

In 2007, the KCC introduced certain regulations to allow telecommunication service providers to bundle their services as well as allow our competitors to employ services provided by us so that they can offer similar discounted package services. Competition intensified as licensed transmission service providers were permitted to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. Moreover, beginning in September 2010, we may be required to lease our networks to a mobile virtual network operator, or MVNO, at such MVNO’s request, at a rate mutually agreed upon that complies with the standards set by the KCC. We expect a few MVNOs will commence providing wireless telecommunications services using the networks leased from us by early 2011. For more detailed discussion of the Government’s rate regulations, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. In addition, Korea Mobile Internet, or KMI, announced this year a plan to enter the wireless telecommunications market as a fourth telecommunication service provider in Korea and provide wireless Internet and mobile VoIP services based on the wireless broadband Internet, or WiBro, technologies. We believe the introduction of bundled services and the entrance of MVNOs and KMI into the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

We expect competition to intensify as a result of continued consolidation of our competitors, regulatory changes and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors.

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless industry will likely have a material adverse effect on our financial condition, results of operation, cash flows and business.

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from basic code division multiple access, or CDMA, networks to wide-band code division multiple access, or WCDMA, which is the 3G technology implemented by us. We are currently further upgrading our WCDMA network to support even more advanced high-speed uplink packet access, or HSUPA, technology, and plan to introduce evolved high speed packet access, or HSPA+, service by the end of 2010. The more successful operation of a 3G network by a competitor, including better market acceptance of a competitor’s 3G-based services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 3G network or our other businesses.

In March 2005, we obtained a license from the MIC to provide WiBro services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2009, we have extended WiBro service to hot zone areas in 84 cities throughout Korea. In 2010, we plan to further expand WiBro service to more extensive hot zone areas in the 84 cities. Beyond 2010, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services. As the implementation of WiBro service in Korea is relatively new, we cannot assure you that there will continue to be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

Our business could also be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner.

Implementation of WiBro technology has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop and launch our WiBro services. In 2009, we spent Won 146.8 billion in capital expenditures to build and expand our WiBro network. We submitted an implementation plan to the KCC in February 2010 to spend an additional amount of Won 145.3 billion by May 2011 to expand our WiBro network, and may make further capital investments related to our WiBro service in the future. Our WiBro-related investment plans are subject to change, and will depend, in part, on market demand for WiBro services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for our WiBro services, as a result of competition or otherwise, to permit us to recoup or profit from our WiBro-related capital investments. KT Corporation commercially launched its WiBro service in 2006. The more successful operation of a WiBro network by KT Corporation, or another competitor, including better market acceptance of a competitor’s WiBro services, could also materially and adversely affect our business.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

As a part of our growth strategy, we plan to selectively seek business opportunities abroad. In February 2005, we established a joint venture company, UNISK Information Technology Co., Ltd., with China Unicom Ltd., China’s second largest mobile operator, to market and offer wireless data services in China. In October 2008, China Unicom merged with China Netcom Group Corporation (Hong Kong) Limited, a leading broadband communications and fixed-line telecommunications operator in China. On November 5, 2009, we sold all common shares (representing a 6.6% equity interest) of China Unicom held by us to China Unicom. In connection with our investment in China Unicom, we realized a cumulative gain of Won 269 billion through the end of 2009.

In addition, in May 2006 our subsidiary, HELIO, LLC, launched cellular voice and data services across the United States. In August 2008, together with EarthLink Inc., our joint venture partner in HELIO, we sold our equity interest in HELIO to Virgin Mobile USA, Inc., in exchange for an equity stake in Virgin Mobile USA, Inc. In November 2009, we sold our equity interest in Virgin Mobile USA, Inc. to Sprint Nextel Corporation in connection with the merger of Virgin Mobile USA, Inc. with and into Sprint Nextel Corporation, in exchange for a 0.6% equity interest in Sprint Nextel Corporation. In connection with our investment in HELIO, we have recognized a cumulative loss of Won 20 billion through the end of 2009. See “Item 4.B. Business Overview — Our Business Strategy — Global Business — United States” for more information regarding our investments in HELIO and Virgin Mobile USA, Inc. We continue to seek other opportunities to expand our business abroad, particularly in Asia and the United States, as such opportunities present themselves. These global businesses may require further investment from us. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Our Services — Global Business”.

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses. Entering into new businesses and regions in which we have limited experience may require us to make substantial investments, and, despite such investments, we may still be unsuccessful in these efforts to expand and diversify. We might not be able to recoup or profit from our investments in new businesses and regions. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

We may fail to successfully integrate our new acquisitions and joint ventures and may fail to realize the anticipated benefits.

We have pursued convergence growth opportunities. For example, in 2008 and 2009, we acquired an additional equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for an aggregate purchase price of approximately Won 1.45 trillion and currently hold a 50.6% equity stake in the company. In February 2010, we acquired a 49% equity stake in Hana Card Co., Ltd. for the purchase price of Won 402 billion in order to provide cross-over services between telecommunication and finance. In September 2009, we also acquired the leased-line business of SK Networks Co., Ltd. for Won 892.8 billion and assumed Won 620.2 billion of debt as part of the transaction. While we are hoping to benefit from a range of synergies from the acquisitions, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to integrate our new businesses and may fail to realize the expected benefits in the near term, or at all.

In particular, we may experience difficulties in operating SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services, and we may be unsuccessful in retaining SK Broadband’s existing customers. Since April 2008, customers of SK Broadband have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korea Trade Commission. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. As of March 31, 2010, the number of plaintiffs was 23,821 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.1 billion. For more information regarding this lawsuit, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — SK Broadband Litigation”.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the KCC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2009 was approximately 98.4%, which is high compared to many industrialized countries. Therefore, the penetration rates for wireless telecommunications service in Korea will not grow significantly. As a result of the already high penetration rates in Korea for wireless services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. According to KCC’s final plan announced in February 2010, the amount of spectrum in the 800 MHz band allocated to us will be reduced to 2 x 15 MHz of spectrum beginning in July 2011 from the current 2 x 22.5 MHz. Instead, we have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band, which will be used for our 3G services. As a result of bandwidth constraints, our CDMA 1xRTT network is currently operating near its capacity in the Seoul metropolitan area, although capacity constraints are not as severe for transmissions utilizing CDMA 1xEV-DO technology. While we believe that we can address this issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows.

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

We rely on key researchers and engineers and senior management, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers. In particular, our focus on leading the market in introducing new services has meant that we must aggressively recruit engineers with expertise in cutting-edge technologies.

We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all.

The loss of the services of any of our key research and development and engineering personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on our operations.

We need to observe certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants include, but are not limited to, maintenance of credit ratings and debt-to-equity ratios. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,162.4 billion for capital expenditures in 2009 and we expect to spend a similar amount for capital expenditures in 2010 for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. In 2010, we plan to continue HSUPA upgrades to our WCDMA network and expand our WiBro service to more extensive “hot zone” areas in 84 cities, as well as introduce HSPA+ service by the end of this year. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources”

As of December 31, 2009, we had approximately Won 1,823.7 billion in contractual payment obligations due in 2010, almost all of which involve repayment of debt obligations. See “Item 5.F. Tabular Disclosure of Contractual Obligations”.

We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have, in the past, obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Any material adverse change in our operational or financial condition could impact our ability to fund our capital expenditure plans and contractual payment obligations. Still volatile financial market conditions may also curtail our ability to obtain adequate funding. Inability to fund such capital expenditure requirements may have a material adverse effect on our financial condition, results of operations and business. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. In the event we are unable to meet any such increased expenditure requirements or to obtain adequate financing for such requirements, on terms acceptable to us, or at all, this may have a material adverse effect on our financial condition, results of operations and business.

Termination or impairment of our relationship with a small number of key suppliers for network equipment and for leased lines could adversely affect our results of operations, financial position and cash flows.

We purchase wireless network equipment from a small number of suppliers. We purchase our principal wireless network equipment from Samsung Electronics Co., Ltd. and LG Nortel Co., Ltd. To date, we have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV-DO networks from Samsung Electronics and substantially all of the equipment for our WCDMA network, including the software and firmware used to implement HSDPA and HSUPA upgrades, from Samsung Electronics and LG Nortel. In addition, to date, we have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We believe Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in maintenance and upkeep of the CDMA 1xRTT, CDMA 1xEV-DO and WCDMA networks, as well as unanticipated increased costs in the planned expansion of our WiBro network. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations. Inability to lease adequate lines at commercially reasonable rates may impact the quality of the services we offer and may also damage our reputation and our business.

Our business relies on technology developed by us as well as technologies provided by third parties, and our business will suffer if we are unable to protect our proprietary rights, obtain new licensing agreements or renew existing licensing agreements with third parties.

We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. We also license a number of patented processes and trademarks under cross-licensing, technical assistance and other agreements. In addition to active internal and external research and development efforts, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our services.

We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although we have not experienced any significant patent or other intellectual property disputes, we cannot be certain that any significant patent or other intellectual property disputes will not occur in the future. Defending our patent and other proprietary rights could require us to incur substantial expense and to divert significant resources of our technical and management personnel, and could result in our loss of rights to employ certain technologies to provide services. If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the technologies we employ to provide services and be prohibited from using those technologies which may prevent us from providing our services. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do. We also cannot provide assurance that we will be able to obtain additional licenses for new or existing technologies on acceptable terms or at all.

Labor disputes may disrupt our operations.

Although we have not experienced any significant labor disputes, there can be no assurance that we will not experience labor disputes in the future, including protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Although we consider our relations with our employees to be good, there can be no assurance that we will continue such a working relationship with our employees and will not experience labor disputes resulting from disagreements with the labor union in the future.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

All of our businesses are subject to extensive governmental supervision and regulation. The MIC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some degree of tariff reductions in response to MIC recommendations. After discussions with the KCC, in November 2009, we adopted various tariff reduction measures, including a reduction of the initial subscription fee by 27% and an increase in discounts for long-term subscribers. In March 2010, we also began to charge voice calls on a per-second basis, which has the effect of reducing the usage charges compared with the previous system of charging per ten seconds.

The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. The MIC adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing 3G services. The KCC may impose similar restrictions on the choice of technology used in future telecommunications services, and it is possible that technologies promoted by the Government in the future may not provide the best commercial returns for us.

Furthermore, the Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. In February 2010, the KCC announced its final plan to reallocate the spectrum of frequencies among us, KT Corporation and LGT. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation”. While we do not believe the reallocation of spectrum will materially impact our ability to maintain sufficient bandwidth capacity, the reallocation and new allocation of the spectrum to our existing or new competitors could increase competition among wireless service providers, which may have an adverse effect on our business.

Pursuant to recent amendments to the Telecommunications Business Act, which will become effective as of September 23, 2010, certain mobile network operators designated by the KCC, which we expect will include us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. We expect a few MVNOs will commence providing wireless telecommunications services using the networks leased from us by early 2011. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

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

In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In addition, the MIC has also required all new subscribers to be given numbers with the ‘010’ prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including ‘011’ for our cellular services. Historically, ‘011’ has had high brand recognition in Korea as the premium wireless telecommunications service. The MIC’s adoption of the number portability system has resulted in and may continue to result in weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview — Subscribers — Number Portability”.

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

The KCC endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We are currently designated by the KCC as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the KCC to change our existing rates or introduce new rates. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. We could also be required by the KCC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KT and LGT. The MIC also awarded the IMT-2000 license to provide 3G services to LGT at a fee lower than our license fee and on terms generally more favorable than the terms of our license.

We also qualify as a “market-dominating business entity” under the Fair Trade Act, which subjects us to additional regulations. For instance, during our acquisition of Shinsegi Telecom, Inc. in 2002, the Fair Trade Commission of Korea, or the FTC, approved the acquisition on the condition that, among other things, our and Shinsegi Telecom’s combined market share in the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. While we are no longer subject to any market share limitations, the Government may impose restrictions on our market share in the future. If we become subject to market share limitations, our ability to compete effectively will be impeded.

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

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. We cannot assure you that these health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on our business by reducing our number of subscribers or our usage per subscriber.

Risks Relating to Korea

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and a significant portion of our operations is based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economies have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition, results of operations and cash flows.

Developments that could have an adverse impact on Korea’s economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	Government regulations of the Korean financial market and business environment that are not attractive to foreign investors;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

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

Tension persists around the border between North Korea and Korea and sometimes results in deadly casualties. On March 26, 2010, Korean Navy warship Cheonan suffered an explosion and sank near the Northern Limit Line, a disputed maritime demarcation line in the Yellow Sea between North Korea and Korea. As a result, 46 sailors were killed. The Korean military authority determined a torpedo manufactured by North Korea to be the cause of the explosion of the warship and death of the sailors. On May 16, 2010, two North Korean patrol boats crossed the Northern Limit Line, escalating the tension between the two countries again.

In May 2010, the Government formally accused North Korea of causing the sinking and is seeking United Nations Security Council sanctions for the act. North Korea has threatened retaliation for any attempt to punish it for the act.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions may occur, for example, if North Korea experiences a leadership crisis, high-level contacts break down or military hostilities occur, and could have a material adverse effect on the Korean economy in general, on our operations and the market value of the common shares and ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports and audit reports and omission of material information in such documents, (ii) insider trading, (iii) market manipulation and (iv) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Securities

Continued difficulties in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of the common shares and ADSs to decline.

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. While the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. The legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. The overall impact of these legislative and regulatory efforts on the global financial markets continues to be uncertain, and they may not have the intended stabilizing effects. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. Increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically may lead many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of the common shares and ADSs.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on our results of operations and the market value of our common shares and ADSs.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect our results of operations because, among other things, it causes:

•	an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt; and

•	an increase, in Won terms, of the costs of equipment that we purchase from overseas sources which we pay for in Dollars or other foreign currencies.

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

For historical exchange rate information, see “Item 3.A. Selected Financial Data — Exchange Rates”.

If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

The Telecommunications Business Act currently sets a 49% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of December 31, 2009, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2009, which we believe was 48.51%) would exceed the 49% ceiling on foreign shareholding. As of December 31, 2009, a foreign investment fund and its related parties collectively held a 2.9% stake in SK Holdings. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

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

If our convertible notes are converted by foreign holders and such conversion causes a violation of the foreign ownership restrictions of the Telecommunications Business Act, or in certain other circumstances, we may sell common stock in order to settle the converting holders’ conversion rights in cash in lieu of delivering common stock or ADSs to them, and these sales might adversely affect the market price of our common stock or ADSs.

In April 2009, we sold US$332.5 million in 1.75% convertible notes due 2014. As of May 18, 2009, these convertible notes became convertible by the holders into shares of our common stock at the rate of Won 230,010 per share and the conversion price was adjusted to Won 221,370 effective as of December 31, 2009 as a result of the annual dividend payment. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock or ADSs upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

Sales of our shares by SK Holdings and/or other large shareholders may adversely affect the market value of the common stock and ADSs.

Sales of substantial amounts of shares of our common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of the shares of our common stock or ADSs or our ability to raise capital through an offering of our common stock.

As of December 31, 2009, SK Holdings owned 23.22% of our total issued common stock and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the American Depositary Receipt (“ADR”) depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock represented by ADSs, which was approximately 24,000,810 shares as of June 1, 2010, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional new shares and may suffer dilution of his or her equity interest in us.

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer a right to subscribe for additional new shares of our common stock or any other rights of similar nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from, or is not subject to, the registration requirements of the Securities Act.

We are under no obligation to file any registration statement with respect to any ADSs. If a registration statement is required for an ADS holder to exercise preemptive rights but is not filed by us, the ADS holder will not be able to exercise his or her preemptive rights for additional shares. As a result, ADS holders may suffer dilution of their equity interest in us.

Short selling of our ADSs by purchasers of securities convertible or exchangeable into our ADSs could materially adversely affect the market price of our ADSs.

SK Holdings, through one or more special purpose vehicles, has engaged and may in the future engage in monetization transactions relating to its ownership interest in us. These transactions have included and may include offerings of securities that are convertible or exchangeable into our ADSs. Many investors in convertible or exchangeable securities seek to hedge their exposure in the underlying equity securities at the time of acquisition of the convertible or exchangeable securities, often through short selling of the underlying equity securities or similar transactions. Since a monetization transaction could involve debt securities linked to a significant number of our ADSs, we expect that a sufficient quantity of ADSs may not be immediately available for borrowing in the market to facilitate settlement of the likely volume of short selling activity that would accompany the commencement of a monetization transaction. This short selling and similar hedging activity could place significant downward pressure on the market price of our ADSs, thereby having a material adverse effect on the market value of ADSs owned by you.

A holder of our ADSs may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of our ADSs to effect service of process within the United States, or to enforce against us any judgments obtained from the United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information available could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We have also strengthened our global competitiveness by expanding into key overseas markets, and we continue to look outside Korea for investment and growth opportunities. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.

We provide our wireless telecommunications services principally through backbone networks using CDMA and WCDMA technologies. Collectively, these networks can access approximately 99% of the Korean population. In addition, we also provide wireless broadband Internet access through our WiBro service. For a more detailed description of our backbone network infrastructure, see “— Digital Cellular Network” below. Our advanced and extensive wireless telecommunications infrastructure has enabled us to offer high-quality cellular voice transmission services at competitive prices, as well as to develop and deploy an increasingly sophisticated range of wireless data and multimedia products and services, including wireless Internet services, in step with technological advancements and growing consumer demand. We believe our network infrastructure also provides us with a competitive advantage in pioneering new business opportunities created by digital convergence.

As of December 31, 2009, we had approximately 24.3 million wireless subscribers throughout Korea, of which 23.3 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of December 31, 2009, our share of the Korean wireless market was approximately 50.6%, based on number of subscribers, according to the KCC.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In September 2009, we acquired additional shares of SK Broadband’s common stock, increasing our equity stake to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV, or IP TV, services, as well as fixed-line telephone services. As of December 31, 2009, we had approximately 3.8 million broadband Internet access subscribers and 1.7 million fixed-line telephone subscribers.

In September 2009, we completed the acquisition of leased-line business and related ancillary businesses of SK Networks for approximately Won 892.8 billion and assumed Won 620.2 billion of debt as part of the transaction. Historically, we have relied on KT Corporation and SK Networks to provide a substantial majority of the transmission lines we lease.

On June 1, 2010, we had a market capitalization of approximately Won 13.3 trillion (US$10.94 billion, as translated at the noon buying rate of June 1, 2010) or approximately 1.5% of the total market capitalization on the KRX KOSPI Market, making us the 14th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

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

Korean Telecommunications Industry

Established in March 1984, we became the first wireless telecommunications service provider in Korea. We remained the sole provider of wireless telecommunications services until April 1996, when Shinsegi commenced cellular service. The Government began to introduce competition into the fixed-line and wireless telecommunications services markets in the early 1990’s. During this period, the Government allowed new competitors to enter the fixed-line sector, sold a controlling stake in us to the SK Group, and granted a cellular license to our first competitor, Shinsegi. In October 1997, three additional companies, KT, LGT, and Hansol PCS, began providing wireless services under Government licenses to provide wireless telecommunications services.

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4.B. Business Overview — Competition”.

There are currently three providers of wireless voice telecommunications services in Korea: our company, KT (into which KTF merged) and LGT. According to the KCC, as of December 31, 2009, the market share of the Korean wireless telecommunications market in terms of number of subscribers of KT and LGT was 31.3% and 18.1%, respectively (compared to our market share of 50.6%).

In December 2000, the MIC awarded to two companies the right to receive a license to provide 3G services using WCDMA, an extension of the Global System for Mobile Communication standard for wireless telecommunications, which is globally the most widely used wireless technology. These rights were awarded to two consortia of companies, one led by our former subsidiary, SK IMT Co., Ltd., and the other to a consortium that included KT Corporation. SK IMT Co., Ltd. was merged into us on May 1, 2004. The right to acquire an additional license to operate a network using CDMA2000 technology was awarded to LGT in August 2001, but was later revoked in July 2006.

A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KT and LGT. From July 2004, a two-way MNP was implemented so that KT subscribers could transfer to us and LGT. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2007, 2008 and 2009, approximately 3.4 million, 3.0 million and 3.1 million, respectively, of our subscribers migrated to our competitors. Approximately 1.1 million, 0.6 million and 1.1 million of LGT’s subscribers in 2007, 2008 and 2009, respectively, and approximately 2.3 million, 2.5 million and 2.0 million in 2007, 2008 and 2009, respectively, of KT’s subscribers migrated to our service.

In January 2005, the Government granted each of KT Corporation and us a license to offer WiBro service. Both KT Corporation and we are currently expanding the coverage area of WiBro services.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 45.5 lines per 100 population as of December 31, 2009, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 98.4 subscribers per 100 population as of December 31, 2009. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands, except for per population amounts)

Population of Korea(1)	48,294	48,297	48,456	48,607	48,747
Wireless Subscribers(2)	38,342	40,197	43,498	45,607	47,944
Wireless Subscribers per 100 Population	79.4	83.2	89.8	93.8	98.4
Telephone Lines in Service(2)	22,920	23,119	23,130	22,132	20,090
Telephone Lines per 100 Population	47.5	47.9	47.7	45.5	41.2

(1)	Source: National Statistical Office of Korea.

(2)	Source: KCC.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 98.4% as of December 31, 2009 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 47.9 million as of December 31, 2009.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals. As of December 31, 2009, approximately 46.3 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands)

Number of Wireless Internet Enabled Handsets	37,202	38,894	41,598	42,740	46,301
Total Number of Wireless Subscribers	38,342	40,197	43,498	45,607	47,944
Penetration of Wireless Internet Enabled Handsets	97.0%	96.8%	95.6%	93.7%	96.6%

Source: KCC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to National Internet Development Agency of Korea, or NIDA, the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 36.6 million at the end of 2009, representing a 2.6% compound annual growth rate. From the end of 2005 to the end of 2009, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 16.3 million, representing a 7.6% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands)

Number of Internet Users(1)	33,010	34,120	34,820	35,360	36,580
Number of Broadband Subscribers(2)	12,191	14,043	14,709	15,475	16,349

(1)	Source: NIDA.

(2)	Source: KCC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We provide the following core services:

•	Cellular voice services. We provide wireless voice transmission services to our subscribers through our backbone cellular networks and also offer wireless global roaming services through service agreements with various foreign wireless telecommunications service providers. (Accordingly, while “cellular voice services” principally refer to our core wireless voice transmission services, they also comprise our wireless voice and data global roaming services.)

•	Wireless data services. We also provide wireless data transmission services, including wireless Internet access services, which allow subscribers to access a wide range of online digital contents and services, as well as to send and receive text and multimedia messages, using their mobile phones.

•	Broadband Internet and fixed-line telephone services. Through our consolidated subsidiary, SK Broadband, we provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services. Through SK Broadband, we also provide local, domestic long-distance and international long-distance fixed-line telephone services to residential and commercial subscribers. We currently own a 50.6% equity interest in SK Broadband following our acquisition of a 7.2% equity stake in the company in September 2009.

•	Digital convergence and new businesses. We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including satellite digital media broadcasting, or satellite DMB, service, which enables satellite broadcasting to mobile devices, and “Telematics” service, which makes use of global positioning system, or GPS, technology.

We provide our wireless services through our proprietary backbone networks based on CDMA and WCDMA technologies. We also offer wireless data transmission and wireless Internet access services through our WiBro network. For more information on our backbone networks, see “— Digital Cellular Network”.

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

Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission rates and service quality and to offer an increased range of services, including in connection with our development of new and advanced wireless technologies. We believe we have the most extensive and advanced wireless telecommunications network in Korea, and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network. We are currently further upgrading our WCDMA network to support HSUPA technology and expanding the coverage area of our WiBro service, as well as introducing evolved high speed packet access, or HSPA+, service by the end of the year 2010. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, to introduce the latest wireless telecommunications products and services more quickly and to efficiently implement new wireless technologies as market opportunities arise.

•	Drive the growth of wireless Internet in Korea. We aim to lead the smartphone market by providing more than 2 million units of smartphone handsets this year and releasing more than 20 smartphone models. We plan to introduce smartphones from various manufacturers around the globe, including smartphones employing Android operating system. We also intend to focus on developing differentiated services and various platforms in order to achieve our goal of leading the Korean smartphone market.

•	Offer a broad range of new and innovative wireless data contents and services. We plan to improve the service quality and expand the range of our wireless data contents and services, through NATE, with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or

“m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers.

•	Expand the operation of T Store, our online application store. T Store is an open market place to which any user can connect. We plan for T Store to be also open to, and operate with, other open markets such as the Android market and manufacturers’ open markets. This year, we plan to focus on completing the system vitalizing the use of smartphones and, in the long-term, we plan to construct an environment where outstanding developers can be nurtured and high-quality content can be produced. We intend to employ our augmented reality and other technologies in the development of content in order to differentiate ourselves from our competitors and lead the wire and wireless Internet markets by developing business models integrating the wired and wireless services.

•	Leverage our extensive network infrastructure, technical know-how and leading market position to exploit opportunities that arise from an increasingly convergent era in telecommunications and to pioneer new businesses. We believe that increasing convergence among communications technologies, as well as between the telecommunications sector and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure, know-how and extensive subscriber base provide a competitive advantage. We further believe that digital convergence will support demand for increasingly integrated products and services. We hope to create greater convergence opportunities across our various network platforms through various acquisitions, such as the acquisition of an equity stake in SK Broadband, Korea’s second largest fixed-line operator, or the acquisition of a leased-line business from SK Networks. We also plan to continue to improve our existing convergence services, such as Telematics and the satellite DMB service operated by our subsidiary, TU Media Corp.

•	Pursue Industry Productivity Enhancement. In 2009, we established the industry productivity enhancement, or IPE, business division to generate greater value and growth for both us and our customers and partners around the globe. IPE is a concept that endeavors to provide customized value-added services such as applications and solutions to clients in different businesses based on the existing network infrastructure. Building on existing infrastructures, we anticipate that value-added services to business clients will generate greater revenues compared to the current B2B business model. Once we establish prototypes categorized by business and size of the business, we intend to expand and apply such IPE models to other businesses in the same field. We are in the process of working with various clients in finance, education, health, shopping and other areas.

•	Continue global expansion by seeking opportunities in overseas markets. We participate in various overseas markets and continue to seek opportunities to expand our global business, primarily using a “start small and scale fast” expansion strategy. In light of the highly penetrated Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth.

Digital Cellular Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, a CDMA 1xRTT/CDMA 1xEV-DO network, a HSDPA-capable WCDMA network and a WiBro network.

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

Unlike our CDMA network, our CDMA 1xRTT network has been designed to allow upgrades in step with advances in wireless technology. In the first half of 2002, we launched an upgrade of our CDMA 1xRTT network to a more advanced technology called CDMA 1xEV-DO. CDMA 1xEV-DO is a CDMA-based technology, similar to CDMA 1xRTT, but enables data to be transmitted at speeds of up to 2.4 Mbps. This higher transmission speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. In 2004, we completed the full upgrade of our CDMA 1xRTT network to CDMA 1xEV-DO technology. For details of our capital expenditures relating to CDMA 1xRTT and CDMA 1xEV-DO, see “Item 5.B. Liquidity and Capital Resources”.

WCDMA Network

WCDMA is a 3G, high capacity wireless communication system that enables us to offer an even wider range of telecommunications services, including cellular voice communications, video telephony, data communications, multimedia services, wireless Internet connection, and automatic roaming. We commenced provision of our 3G services using our HSDPA-upgraded WCDMA network on a limited basis in Seoul at the end of 2003. In March 2005, we developed and launched dual band/dual mode handsets, to offer seamless nationwide 3G service, an important factor for a nationwide deployment of WCDMA services.

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. Our WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. In June 2007, we began HSUPA upgrades to our WCDMA network, which is currently in progress. HSUPA technology represents the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. We plan to introduce more evolved high speed packet access, or HSPA+, service by the end of the year 2010. Our implementation of HSDPA, HSUPA and HSPA+ technology will allow us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. We also plan to continue enhancing our 3G service quality in 2010, including through the installation of additional small cell sites or cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources”, and for more information about risks relating to our WCDMA-based network, see “Item 3.D. Risk Factors — Implementation of 3G and WiBro technologies has required, and may continue to require, significant capital and other expenditures, which we may not recoup”.

WiBro

We received a license from the MIC in 2005 to provide wireless broadband, or WiBro services, which we believe will complement our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted initial pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service “hot zone” areas in 84 cities.

Network infrastructure

The principal components of our wireless networks are:

•	Cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	Switching stations, which switch voice and data transmissions to their proper destinations, which may be, for instance, a mobile phone of one of our subscribers (for which transmissions would originate and terminate on our wireless networks), a mobile phone of a KT Corporation or LGT subscriber (for which transmissions would be routed to KT Corporation’s or LGT’s wireless networks, as applicable), a fixed-line telephone number (for which calls would be routed to the public switched telephone network of a fixed-line network operator), an international number (for which calls would be routed to the network of a long distance service provider) or an Internet site; and

•	Transmission lines, which link cell sites to switching stations and switching stations with other switching stations.

As of December 31, 2009, our CDMA, CDMA 1RTT, CDMA 1xEV-DO, WCDMA and WiBro networks had an aggregate of 15,979 cell sites.

We have purchased our principal digital wireless equipment for our CDMA networks from LG Electronics and Samsung Electronics. We have purchased substantially all of the equipment for our CDMA 1xRTT and CDMA 1xEV-DO networks from Samsung Electronics and have purchased substantially all of the equipment for our WCDMA network, including the software and firmware used to implement HSDPA and HSUPA upgrades, from Samsung Electronics and LG Nortel. We have purchased substantially all of the equipment for our WiBro network from Samsung Electronics.

Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we have leased lines from SK Networks, KT Corporation and, to a lesser extent, SK Broadband and LG Powercomm. In September 2009, we acquired a leased-line business and related ancillary businesses from SK Networks for Won 892.75 billion. We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.

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

Our Services

We offer wireless digital voice and data transmission services via networks that collectively can access approximately 99% of the Korean population. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers.

For a discussion of our backbone networks, see “— Digital Cellular Network” above.

Cellular Voice Services

Our cellular voice services, which comprise basic wireless voice transmission services and related “value-added” services, as well as global roaming services, remain our core business area. We derive revenues from our cellular voice services principally through initial subscription fees, plan-specific monthly fees, usage fees and value-added service fees. For a more complete description of the fees we charge, see “— Revenues, Rates and Subscription Deposits” below.

To complement our basic voice transmission services, in recent years, we have begun to offer increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2009 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service, and services that alert subscribers when a dialed number that was engaged when first dialed is no longer engaged.

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

Our global roaming service is offered in three basic technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. We currently offer CDMA voice roaming services in 21 countries, including countries in Asia, North and South America, as well as, Guam, Saipan and New Zealand; GSM voice roaming services in 182 countries, including countries in Europe, North America, Africa, the Middle East and Asia; and WCDMA voice roaming services in 72 countries, including countries in Asia, Europe, the Middle East, Africa and Australia. In addition, we offer global data roaming services in 85 countries, including countries in Asia, Europe, North and South America, the Middle East and Africa. In 2009, approximately 5.6 million subscribers utilized our global roaming services. The global roaming service we provide to foreigners visiting Korea is generally WCDMA-based.

In addition, we provide interconnection service to connect our networks to domestic and international fixed-line and other wireless networks. See “— Interconnection” below.

Wireless Data Services (including Wireless Internet Services)

We plan to take advantage of the efficiency of our wireless network in order to enable our clients to easily access the Internet. We are in the process of expanding our main 3G network and upgrading HSPA+ for commercialization by the end of 2010. We also continue to invest in our Wi-Fi network by, among other things, utilizing WiBro as a backhaul. In particular, we plan to establish Wi-Fi zones in more than 10,000 spots in public areas such as shopping malls, coffee shops and airports where, generally, the demand for Wi-Fi is high. Our goal is to achieve parity with our competitors in terms of ease of use by our clients. We will also provide differentiated services in the Wi-Fi zones such as granting free access to the wirelss NATE portal.

We intend to position ourselves as a leader in the smartphone market by providing more than 2 million units of smartphone handsets and more than 20 smartphone models, including those employing Android operating system, from competitive domestic manufacturers as well as various manufacturers around the globe.

As it becomes common for a user to own multiple mobile electronic devices, we have implemented a “one person, multi device” system whereby we provide comprehensive services and subscription plans that cover a subscriber’s use of multiple mobile devices. We will consider implementing various other innovative systems to accommodate our clients’ needs.

We plan for T Store to be open to, and operate with, other open markets such as the Android market and manufacturers’ open market. We intend to contribute to the vitalization of the wireless interest contents by employing our augmented reality technology in the content development and participating in the development of an integrated application store in Korea.

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

Wireless Internet Services.  In addition to our wireless data communications services, we also offer our subscribers wireless access to the Internet, primarily through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our cellular network and the Internet. Through our NATE portal, subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. As of December 31, 2009, approximately 23.3 million, or 95.9%, of our subscribers owned Internet-enabled handsets capable of accessing our wireless Internet services.

•	Wireless Entertainment and Community Services: We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific portal sites that we operate, including:

•	MelOn, a music portal operated by our consolidated subsidiary, Loen Entertainment, Inc., that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones and MP3 players, as well as fixed-line devices, such as personal computers. As of December 31, 2009, we had approximately 14.5 million subscribers to our MelOn service;

•	Gaming Services, which we offer subscribers through our NATE portal. For example, we offer a variety of multi-player, interactive mobile games, as well as animation-based mobile games. In addition, we also offer 3D mobile games that subscribers can download to mobile phones and other wireless devices equipped with a mobile gaming-specific chip;

•	Cizle, a movie portal, which provides subscribers access to a broad range of movie-related contents. As with our MelOn service, we operate an integrated wireless and fixed-line Cizle website, which subscribers can access using both wireless and fixed-line devices. Subscribers can also purchase movie tickets, check theater schedules and purchase video-on-demand contents through our Cizle portal;

•	Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our subsidiary, SK Communications Co., Ltd. For a more detailed description of the fixed-line Cyworld portal, see “— Other Products and Services — Other Portal Services — Community Portal Service”; and

•	June, a wireless multimedia content data service that provides streaming content, primarily using our CDMA 1xEV-DO technology. Content provided through the June service includes digital video and music downloads and television programs, which can be viewed real-time. June subscribers with EV-DO- or WCDMA-capable handsets can also access the Internet through NATE.

•	Wireless Financial and Commercial Services: We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial businesses include:

•	Moneta, a financial portal that allows subscribers to use their mobile phones to access an array of financial contents and services relating to securities trading, insurance, real estate and personal asset management;

•	T-cash, a mobile payment technology that allows subscribers to use their mobile phones to pay for public transportation fares in lieu of cash payment or pre-paid transportation cards and to make payments at certain affiliated stores. T-cash requires a WCDMA-capable handset with a built-in universal subscriber identity module, or USIM, card;

•	M-Banking, a banking portal, which provides access to certain electronic banking services operated by participating commercial banks, and, accordingly, enables subscribers to perform certain banking transactions, such as account inquiries, wire transfers and credit card payments, through their mobile phones;

•	11th Street, an online shopping mall that links wired and wireless shopping services. As of March 31, 2010, 11th Street had strengthened its position as one of the three biggest enterprises in its field. In 2010, we intend to continue to expand and reinforce our new businesses to capitalize on future commerce markets such as m-Commerce and m-Payment markets;

•	For a discussion of T Store, see “— Our Business Strategy”; and

•	Gifticon, a service that allows users to pay for and give gifts using their mobile phone. Payments are settled wirelessly and recipients are notified of their gifts by instant messaging or via our NATE data service.

•	Wireless News and Search Services: We offer our subscribers a range of wireless news and search services, including access to domestic and international news content, dictionary resources and real-time weather information. Subscribers can also search for and purchase books, DVD’s, CDs and lottery tickets, as well as download discount coupons for use at offline stores.

Broadband Internet and Fixed-line Telephone Services

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In 2009, we purchased additional shares of SK Broadband’s common stock, further increasing our equity interest to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services, as well as fixed-line telephone services.

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and its network covers 83% of households in Korea as of December 31, 2009. Its fixed-line telephone services comprise local, domestic long distance, international long distance and voice over Internet Protocol, or VoIP, services. VoIP is an advanced technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. For the year ended December 31, 2009, SK Broadband had revenues of Won 1,894.0 billion and net loss of Won 191.2 billion.

As of December 31, 2009, SK Broadband had approximately 3.8 million broadband Internet access subscribers. Its market share of Korean broadband Internet access subscribers was approximately 23.5%. Broadband Internet access services (including revenues from video-on-demand services) accounted for 55.5% of SK Broadband’s revenues for the year ended December 31, 2009.

As of December 31, 2009, SK Broadband had 1.7 million fixed-line telephone subscribers. Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 29.1% of SK Broadband’s revenues for the year ended December 31, 2009.

Digital Convergence and New Businesses

We believe that digital convergence is the new paradigm in telecommunications. While we acknowledge as a potential threat the increasing equivocation of conventional industry boundaries and the entrance of non-traditional players into the mobile communications space, we also view convergence as a significant growth opportunity. We believe that incumbent telecommunications service providers, like us, with existing advanced infrastructure, technical know-how and a large subscriber base, are especially well positioned to pioneer new “convergent” businesses. In recent years, we have focused on developing cross-over services that provide synergies with our existing business.

One of our recent efforts to pursue new opportunities in the convergence business area is our acquisition of an equity stake in SK Broadband, as described above. In order to solidify our presence in the fixed-mobile convergence marketplace, in September 2009, we also acquired the leased line business of SK Networks. We are hoping to continue to benefit from a range of synergies from these acquisitions, including by offering our customers bundled fixed-line and mobile telecommunications services. We also believe the acquisitions create opportunities to aggregate and broadcast digital content across various media platforms.

In February 2010, we purchased shares newly issued by Hana Card Co., Ltd., a credit card and related services provider, for the total purchase price of Won 402 billion. As a result, we currently hold 49.0% of the total outstanding shares of Hana Card. We expect that this acquisition of shares will enable us to provide cross-over services between telecommunication and finance.

For a discussion of IPE, see “— Our Business Strategy.”

Our other convergence services include:

Satellite DMB Business.  In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, we committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite. The aggregate acquisition cost of the satellite was approximately Won 205.2 billion, of which we committed to pay Won 71.2 billion. DMB technology allows broadcasting of multimedia content through transmission by satellite to various mobile devices. For example, DMB technology allows users to view satellite television broadcasts on mobile phones, portable handsets or vehicle-mounted televisions that are enabled to receive DMB transmission. TU Media is currently developing new convergence services that combine wireless telecommunications technologies with traditional broadcasting contents, advertising contents and retail services. We believe that this business will enable us to improve the breadth of wireless multimedia services that we already offer and to remain competitive in the face of increasing convergence in the telecommunications and broadcasting industries.

We launched a satellite DMB in March 2004. In October 2004, we granted the right to use the satellite DMB to our then-affiliate, TU Media. TU Media began to provide commercial satellite DMB services in May 2005 and today remains Korea’s sole operator of satellite digital mobile broadcasting services. TU Media currently offers a range of broadcast content including education, games, drama, music, news and culture over more than 36 channels, including TUBOX, a pay-per-view movie channel that broadcasts movies before their DVD release. As of December 31, 2009, TU Media had more than 2.1 million subscribers.

In February 2007, we purchased 4,615,798 new shares of TU Media for Won 32.4 billion, increasing our equity interest to 32.7%. Following this equity investment, TU Media became our consolidated subsidiary. In March 2008, we made an additional Won 55.0 billion capital contribution to TU Media, increasing our equity interest to 44.2%. We are currently TU Media’s largest shareholder.

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

Global Business

We participate in various overseas markets and continue to seek opportunities to expand our global business, primarily using a “start small and scale fast” expansion strategy.

United States.  On March 24, 2005, we entered into a joint venture with EarthLink Inc., a major Internet services provider in the United States, and formed HELIO, LLC, a Delaware limited liability company, to provide wireless voice and data services in the United States. We and EarthLink Inc. made a combined investment in HELIO of US$440 million in cash and non-cash assets. In 2007 and the first half of 2008, we made additional equity contributions of US$160 million in aggregate to HELIO.

In August 2008, together with EarthLink, we sold our equity interest in HELIO to Virgin Mobile USA, Inc., a provider of wireless communications services in the United States that was founded as a joint venture between Sprint Nextel Corporation and the Virgin Group, in exchange for limited partnership units of Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company), which were valued at approximately US$31 million at the time of sale. In December 2008, we exchanged all of our limited partnership units of Virgin Mobile USA for approximately 11 million shares of Virgin Mobile USA, Inc.’s Class A common stock.

In connection with the sale of HELIO, we and the Virgin Group each invested US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common stock. On November 24, 2009, Virgin Mobile USA, Inc. merged with Sprint Nextel Corporation. Pursuant to the terms of the merger, all of the shares of Class A common stock owned by us, including Class A common stock issuable upon conversion of the preferred stock, were converted into the right to receive shares of series 1 voting common stock of Sprint Nextel Corporation. We received 1.2279 shares of such series 1 voting common stock of Sprint Nextel Corporation per one share of Class A common stock of Virgin Mobile USA, Inc. and cash in lieu of fractional shares.

Since December 2004, we have been also offering our COLORing solution to Verizon Wireless, a major mobile phone service provider in the United States. As an application service provider, we receive a previously agreed percentage of Verizon’s COLORing service related revenues.

China.  In February 2004, we and China Unicom, the second largest telecom operator and the only CDMA-based telecommunications service provider in China, established a joint venture company called UNISK Information Technology Co., Ltd., with an aggregate initial investment of approximately US$6 million. We owned a 49% stake of UNISK and China Unicom held a 51% stake. In addition, on July 5, 2006, we purchased US$1 billion in aggregate principal amount of zero coupon convertible bonds issued by China Unicom, convertible into common shares of China Unicom. In August 2007, we converted such bonds into shares representing a 6.6% equity interest in China Unicom to become China Unicom’s second-largest shareholder. In October 2008, China Unicom merged with China Netcom Group Corporation (Hong Kong) Limited, a leading broadband communications and fixed-line telecommunications operator in China. As a result of the merger, our equity interest in China Unicom, which is the surviving entity after the merger, decreased to 3.8% from 6.6%. On November 5, 2009, we sold all of the shares of the common stock of China Unicom held by us to China Unicom. We no longer hold any shares in China Unicom.

In July 2004, we, through our subsidiary U-Land Company Ltd., acquired ViaTech, an Internet portal service and mobile content provider in China, to enhance our wireless Internet content and expand our service area. Through ViaTech, we offer a Chinese-language version of Cyworld to users in China. ViaTech had more than 8 million registered users of Cyworld as of December 31, 2009.

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

In February 2008, through our wholly-owned Chinese subsidiary, SK Telecom China Holding Company, we invested US$15.6 million to acquire a 65.5% equity interest in Shenzhen E-eye High Tech Co., Ltd., a global positioning system service company in China. We believe the acquisition of Shenzhen E-eye High Tech allows us to leverage opportunities created by the rapidly growing telematics market in China.

In March 2008, we acquired a 42.2% equity interest in TR Music, a major record label in China, for US$10.7 million. In addition, in May 2008 we invested US$7.8 million to acquire a 30.0% equity interest in Magic Tech Network, a Hong Kong company that develops and publishes online games in China.

Mongolia.  In July 1999, we acquired a 27.8% equity interest in Skytel Co., Ltd., Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately US$500,000. As of December 31, 2009, our equity interest in Skytel was 29.3%.

Malaysia.  In May 2010, our board of directors approved a $100 million investment in Packet One, or P1, a Malaysian 4G WiMAX Telecommunications company and subsidiary of Green Packet Berhad. Pending the signing of the proposed agreement, we are to become a significant minority shareholder with approximately a 25% stake in P1. P1 is the first WiMAX service provider in the country which has established itself as the market leader in high-speed wireless broadband services. We also consider such investment in P1 as groundwork for our IPE business expansion abroad and expect the strategic relationship with P1 to create powerful synergies, attracting potential IPE customers and business partners in the process.

Regional and International Strategic Alliances.  We have also entered into various strategic alliances with leading companies in the Asian and European wireless telecommunications markets. For instance, we are a member of the Bridge Alliance, the largest pan-Asian alliance of its kind, which includes eleven of the region’s leading wireless service providers. In June 2007, we also signed a memorandum of understanding with the Freemove Alliance, an alliance of leading European wireless service providers, including Orange SA of France, Telecom Italia Mobile S.p.A. of Italy, T-Mobile International AG & Co. AG of Germany and Teliasonera Mobile Networks AB of Sweden, for the development of expanded WCDMA-based roaming service in Europe. We plan to continue to improve customer service as well as service quality, by developing co-marketing programs and other joint projects with our regional and global partners and by further fostering our regional and international alliances.

Provision of Wireless Internet Platforms and Cellular Network Solutions to Foreign Cellular Network Operators.  We have also sought to expand our global business through sales of our wireless Internet platforms and cellular network solutions, as well as provision of consulting services in the field of mobile communications. In addition, we have also been successful in exporting to other Asian countries and the United States the technological solutions underlying certain value-added and other wireless services, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing multimedia files including graphic, audio and video clips.

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

content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications, acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine, as well as access to free e-mail accounts. SK Communications also operates NATE-ON, an instant messaging service available to NATE users. NATE-ON allows users to chat online using a variety of wireless, as well as wired, devices, such as mobile phones, personal digital assistants and portable computers.

•	Community Portal Service. “Cyworld”, also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where users can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. We have also sought to expand our global reach by launching Cyworld service in overseas markets, including the United States, Japan, China and Taiwan. While retaining many aspects of the original Korean version that make Cyworld unique among social networking sites, we have redesigned foreign versions of Cyworld to make it more appealing to local audiences. As of December 31, 2009, our Cyworld portal service had over 34 million registered users globally. In March 2004, we launched “Mobile Cyworld”, allowing wireless subscribers to access the Cyworld portal community site through their cellular phones. In September 2009, we launched an application store on Cyworld.

In November 2007, SK Communications merged with Empas Corp., an Internet search engine and portal site. We believe the merger created valuable convergence synergies among our NATE, Cyworld and Empas services. In 2009, we merged Cyworld into Nate.com, and as a result, the search traffic on Nate.com grew substantially.

Revenues, Rates and Subscription Deposits

Our wireless revenues are generated principally from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and interconnection revenue. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of or for the Year Ended December 31,
	2007		2008		2009
	(In billions of Won)

Initial Subscription Fees	~~W~~	387.8	~~W~~	400.2	~~W~~	403.8
Monthly Fees		3,949.8		4,348.0		4,945.0
Usage Charges(1)		5,598.4		5,473.0		5,192.7
Interconnection Revenue		1,062.2		1,149.2		1,245.4
Revenue from Sales of Digital Handsets		—		—		185.3
Other Cellular Revenue(2)		17.9		19.4		61.9
Total	~~W~~	11,016.1	~~W~~	11,389.8	~~W~~	12,034.1
Additional Subscription Deposits	~~W~~	2.4	~~W~~	2.7	~~W~~	2.7
Refunded Subscription Deposits		17.1		4.3		2.1
Subscription Deposits at Period End		6.4		4.8		5.4

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as international charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

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

We offer a variety of differentiated Standard Rate Plans that are designed to meet a wide range of subscriber needs and interests. Popular Standard Rate Plans include our couples discount plan, region discount plan and friends and family discount plan. The basic monthly fee for our Standard Rate Plans ranges from Won 12,000 to Won 110,000.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•	Data Plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer various Data Plans that provide wireless data services for monthly fees ranging from Won 3,500 to Won 19,000.

•	Videoconferencing Plans, for subscribers to our 3G services, which we provide primarily using our WCDMA and CDMA EV-DO network. The basic monthly fee for our WCDMA and CDMA EV-DO Videoconferencing Plans ranges between Won 3,500 and Won 9,000 and between Won 5,000 and Won 30,000, respectively.

We began to provide Caller ID service to customers free of charge commencing January 1, 2006. In January 2007, we reduced our usage fees for wireless Internet services by 30% and in October 2007 we began providing 50% discount on usage fees between our subscribers for a fixed payment of Won 2,500 per month. In addition, in January 2008 we reduced our SMS usage charges from Won 30 per message to Won 20 per message. In March 2008, we reduced usage charges for voice calls between family members by 50%. In November 2009, we also adopted various tariff reduction measures, including a reduction of the initial subscription fee from Won 50,000 to Won 36,000 and an increase in discounts for long-term subscribers. In March 2010, we began to charge voice calls on a per-second basis, rather than per ten seconds as previously charged, and effectively reduced the usage charges. See “Item 5.A. Operating Results — Overview”.

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

We offer a variety of value-added services, including our ring back tone (COLORing), Auto COLORing, Call Keeper and Perfect Call services. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services, except Caller ID and call waiting services, which are offered free of charge to all beginning subscribers.

We offer wireless Internet access services to our subscribers through NATE. Subscribers using our CDMA network may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets, or may elect to pay on a variable, usage basis. A subscriber using our CDMA 1xRTT and CDMA 1xEV-DO networks is charged based on the amount of data that is transmitted to such subscriber’s handset. Subscribers using our WCDMA network are also charged based on the amount of data transmitted. The data transmitted is measured in packets of 512 bytes. We charge Won 4.55 per text packet, Won 0.9 per multimedia packet for large volume data transfers, and Won 1.75 per multimedia packet for smaller volume data transfers. In addition, we charge subscribers for purchases of certain digital contents and for certain wireless services, such as m-commerce transaction services.

Until February 2007, we generally required new subscribers (other than certain corporate and Government subscribers) to pay a non-interest bearing subscription deposit of Won 200,000, which we utilized to offset a defaulting subscriber’s outstanding account balance. Since March 2007, we generally no longer require new subscribers to pay the subscription deposit. We refund the subscription deposit to any existing subscriber who had initially made a subscription deposit and later requests such subscription deposit to be refunded. As a result of the subscription insurance program and the termination of the subscription deposit requirement, we have refunded a substantial amount of subscription deposits, and subscription deposits decreased from Won 21.1 billion as of December 31, 2006 to Won 5.4 billion as of December 31, 2009. We do not expect to have to refund a significant amount of subscription deposits in the future, because we believe that most of our subscribers who wish to have the subscription deposit refunded have already done so.

Because we have been designated by the KCC as a “market dominant service provider”, any modification to our fees, charges or the terms and condition of our service, including promotional rates and subscription deposits, requires prior approval by the KCC.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 25 million subscribers as of April 30, 2010, representing a market share of 50.7%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as voicemail services, call-forwarding, Caller ID, three-way calling and wireless Internet services; and

•	our acquisition of Shinsegi in January 2002.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2007	2008	2009

Subscribers	21,968,169	23,032,045	24,269,553
Subscribers Growth Rate	8.4%	4.8%	5.4%
Activations	8,344,784	8,493,340	8,821,695
Deactivations	6,647,748	7,429,464	7,284,187
Average Monthly Churn Rate(1)	2.6%	2.7%	2.7%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to CDMA 1xRTT or CDMA lxEV-DO-capable handsets by terminating their service and opening a new subscriber account.

We had 24.3 million wireless subscribers as of December 31, 2009. For the year ended December 31, 2009, we had 8.8 million activations and 7.3 million deactivations, representing an average monthly churn rate of 2.7% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

Number Portability

Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system, in which a unique prefix was assigned to all the phone numbers of a specific network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced a plan to implement number portability with respect to wireless telecommunications services in Korea, allowing wireless subscribers to switch wireless service operators while retaining the same mobile phone number. As mandated by the MIC, we were the first wireless telecommunications provider to introduce number portability in January 1, 2004, allowing our customers to transfer their numbers to our competitors. Our competitors’ customers were not able to transfer their number to our service, however, until KT and LGT introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to their original service provider without paying any penalties within 14 days of their initial transfer.

In 2007, 2008 and 2009, respectively, approximately 3.4 million, 3.0 million and 3.0 million subscribers switched their wireless telecommunications service provider from us to KT or LGT and approximately 3.4 million, 3.1 million and 3.1 million subscribers switched from KT or LGT to us.

In 2007, 2008 and 2009, respectively, we gained approximately 1.6 million, 1.0 million and 1.2 million new subscribers, which represented approximately 51.1%, 50.4% and 52.9% of the aggregate number of new wireless subscribers gained by us, KT and LGT in each year.

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

For 2009, our churn rate ranged from 2.1% to 3.2%, with an average churn rate of 2.7% for 2009, compared to an average churn rate of 2.7% for 2008. For details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC and KCC Proceedings”.

Interconnection

Our networks interconnect with the public switched telephone networks operated by KT Corporation and SK Broadband and, through their networks, with the international gateways of KT Corporation, LG DACOM and Onse Telecom Corporation, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KCC.

For 2007, our total interconnection revenues were Won 1,062.2 billion and our total interconnection expenses were Won 1,078.7 billion. For 2008, our total interconnection revenues were Won 1,149.2 billion, and our total interconnection expenses were Won 1,327.4 billion. For 2009, our total interconnection revenues were Won 1,245.4 billion and our total interconnection expenses were Won 1,317.7 billion.

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

	Rate per Minute
Applicable Year	SK Telecom		KT		LGT

2005	~~W~~	31.19	~~W~~	46.70	~~W~~	54.98
2006		33.13		40.06		47.01
2007		32.78		39.60		45.13
2008		33.41		38.71		39.09
2009		32.93		37.96		38.53

Wireless-to-Wireless.  The MIC implemented interconnection charges for calls between wireless telephone networks in Korea starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. For all operators, the amount of the charge is derived from our imputed cost, which was Won 32.78 per minute, Won 33.41 per minute and Won 32.93 per minute for 2007, 2008 and 2009, respectively. Our revenues from the wireless-to-wireless charge were Won 651.5 billion in 2007, Won 745.3 billion in 2008 and Won 774.0 billion in 2009. Our expenses from these charges were Won 784.7 billion in 2007, Won 821.3 billion in 2008 and Won 849.5 billion in 2009. The charges above were agreed among the parties involved and confirmed by the KCC.

Despite the decrease in our interconnection rate for 2009, an increase in incoming call volume in 2009 contributed to an overall increase of Won 6.1 billion in interconnection revenues. Our interconnection expenses also increased in 2009 by Won 29.0 billion, primarily due to higher subscriber numbers resulting in higher call volume. The Won 29.0 billion increase in interconnection expenses includes the increase in the mobile-to-mobile interconnection expenses that were paid to other wireless service providers.

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

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through 27 marketing teams, 38 branch offices and a network of 1,119 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 12,000 independent retailers assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 2.0 billion with a repayment period of up to three years. As of December 31, 2009, we had an aggregate of Won 735 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary to diversify our sales activities. The new subsidiary, PS & Marketing Co., Ltd., was established with an investment of Won 150 billion and began operating 13 stores in May 2009. We expect PS & Marketing Co., Ltd. to expand its sales network focusing on areas that are not covered by our existing sales network.

Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses. However, we expect such expenses to stabilize due to the KCC’s new guideline on marketing expenses. In 2007, 2008 and 2009, advertising expenditures amounted to 2.6%, 2.6% and 2.3% of our revenues, respectively.

Marketing Strategies and Marketing Information Management

Information technology improvements.  We have implemented certain information technology improvements in connection with marketing strategy, including customer relationship management systems, as well as more effective information security controls. We believe these upgrades have enhanced our ability to process and utilize marketing- and subscriber-related data, which, in turn, has helped us to develop more effective and targeted marketing strategies.

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

We currently hold a 9.99% equity interest in iHQ Inc., an entertainment management firm that produces films, manages entertainers and operates online game services. We also hold a 63.5% stake in Loen Entertainment Inc. (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. We currently hold a 63.7% equity interest in Ntreev Soft Co., Ltd., an online game developer, particularly known for its multi-player sports games and anime-based games. Through our investments in companies such as iHQ, Loen Entertainment and Ntreev Soft, we are able to offer customers of our MelOn, Cizle and Gaming portal services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In 2005, we and certain other Korean investment companies invested an aggregate of Won 40.0 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2009, our contribution to the funds amounted to Won 39.6 billion. In addition, in 2005 and in 2008, we and certain co-investors invested an aggregate Won 74.7 billion to establish five movie-production funds to strengthen our ability to obtain movie content. We had invested Won 42.0 billion in the funds as of December 31, 2009. Furthermore, in 2008, we and certain co-investors invested an aggregate Won 105.4 billion to establish six additional funds to invest in the production of various cultural contents, including movies and television dramas. As of December 31, 2009, our contribution to these funds amounted to Won 66.3 billion. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

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

Other Investments

Our other investments include:

•	POSCO. We currently own a 2.8% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2009 of Won 1,533.4 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•	SK C&C. In November 2009, we sold common shares of SK C&C held by us on the KRX KOSPI market. As a result, our equity stake in SK C&C decreased from 30.0% in 2008 to 9.0%. SK C&C is an information technologies services provider. We are party to several service contracts with SK C&C related to development and maintenance of our information technologies systems. See “Item 7.B. Related Party Transactions”. In June 2009, the FTC approved the sale of our equity stake in SK C&C, and, in that connection, we are required to sell the shares in SK C&C held by us by July 2, 2011.

•	SKY Property Management. We currently own a 60% equity interest in SKY Property Management Ltd., with a book value as of December 31, 2009 of Won 265 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

•	SK Marketing & Company. We currently own a 50% equity interest in SK Marketing & Company Co., Ltd., with a book value as of December 31, 2009 of Won 113 billion. SK Marketing & Company Co., Ltd. provides marketing-related services to corporate and individual clients.

•	PS & Marketing. In April 2009, we established a wholly-owned subsidiary, PS & Marketing Co., Ltd., to diversify our sales and marketing activities. PS & Marketing was established with an investment of Won 150 billion and began operating 13 stores in May 2009. We expect PS & Marketing to expand its sales network focusing on areas that are not covered by our existing sales network.

For more information regarding our investment securities, see note 4 of the notes to our consolidated financial statements.

Competition

We were Korea’s only provider of cellular telecommunications services until April 1996, when Shinsegi began offering its CDMA service. In 1996, the Government issued three additional licenses to KT, LGT and Hansol PCS to operate CDMA services. Each of KT, LGT and Hansol PCS commenced operation of its CDMA service in October 1997. Furthermore, in 2001, the Government awarded three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into us on May 1, 2003. The other two licenses were awarded to LGT, and to consortia led by or associated with KT Corporation. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services. In addition, KMI announced in 2010 that it plans to enter the wireless telecommunications market as a fourth telecommunications service provider in Korea and provide wireless Internet and mobile VoIP services based on WiBro technology.

Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT Corporation acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KT in May 2001. In June 2009, KT merged into KT Corporation, which had held a 54.25% interest in KT before the merger. In addition, in January 2010, LG DACOM and LG Powercomm merged into LGT.

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA 1xEV-DO, WCDMA, CDMA2000 and WiBro.

As of December 31, 2009, according to the KCC, KT and LGT had 15.0 million and 8.7 million subscribers, respectively, representing approximately 31.3% and 18.1%, respectively, of the total number of wireless subscribers in Korea on such date. As of December 31, 2009, we had 24.3 million subscribers, representing a market share of approximately 50.6%.

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

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the KCC for the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using WCDMA and WiBro technology. Our cellular license did not provide for a fixed term but, upon the amendment of the Radio Wave Act of Korea in 2005, our cellular license is valid until 2011, our IMT-2000 license is valid until 2016 and our WiBro license is valid until 2012. The cellular license will be re-issued and extended to 2021. As of June 2010, the plans for other licenses have not been decided.

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

In February 2010, the KCC announced its final plan to reallocate 2 x 10 MHz of spectrum in the 800 MHz band that we are currently using to other service providers in June 2011. The KCC’s plan also contemplates new allocations of 2 x 10 MHz of spectrum in the 900 MHz band and 2 x 10 MHz of spectrum in the 2.1 GHz band for wireless telecommunication services. KT and LGT have been allocated the spectrum in the 900 MHz and 800 MHz bands, respectively. We have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band, which will be used for our 3G services.

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

In addition, we qualify as a “market-dominating business entity” under the Fair Trade Act. Accordingly, we are prohibited from engaging in any act of abusing our position as a market-dominating entity, such as unreasonably determining, maintaining or altering service rates, unreasonably controlling the rendering of services, unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers.

Because we are a member company of the SK Group, which is a large business group as designated by the FTC, we are subject to the following restrictions under the Fair Trade Act:

•	Restriction on debt guarantee among affiliates. Any affiliate within the SK Group may not guarantee the debts of another domestic affiliate, except for certain guarantees prescribed in the Fair Trade Act, such as those relating to the debts of a company acquired for purposes of industrial rationalization, bid deposits for overseas construction work or technology development funds.

•	Restriction on cross-investment. A member company of the SK Group may not acquire or hold shares in an affiliate belonging to the SK Group that owns shares in the member company.

•	Public notice of board resolution on large-scale transactions with specially related persons. If a member company of the SK Group engages in a transaction with a specially related person in the amount of 10% or more of the member company’s capital or paid-in capital or for Won 10 billion or more, the transaction must be approved by a resolution of the member company’s board of directors and the member company must publicly disclose the transaction.

•	Restrictions on equity investments in other domestic companies. Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC was generally required to limit its total investments in other domestic companies to 40% of its non-consolidated net assets. In March 2009, an amendment to the Fair Trade Act abolished such restrictions on total investments in other domestic companies.

•	Restrictions on investments by subsidiaries and sub-subsidiaries of holding companies. The Fair Trade Act prohibits subsidiaries of holding companies from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless such domestic affiliates are their own subsidiaries. Furthermore, any subsidiaries of a holding company’s subsidiaries (“sub-subsidiaries”) are prohibited from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless all shares issued by the affiliates are held by the sub-subsidiary. Therefore, we and other subsidiaries of SK Holdings may not invest in any domestic affiliate that is also a member company of the SK Group, except in the case where we invest in our own subsidiary or where another subsidiary of SK Holdings invests in its own subsidiary.

•	Public notice of the current status of a business group. Pursuant to a recent amendment to the Enforcement Decree of the Fair Trade Act which became effective in June 2009, a member company of the SK Group must publicly disclose the general status of the SK Group, including the name, business scope and financial status of affiliates, information on the officers of affiliates, information on shareholding and cross-investments between member companies in the SK Group and information on transactions with certain related persons on a quarterly basis.

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

In addition, the MIC has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. For details of the number of new subscribers for each of the major wireless cellular providers following the adoption of the “010” prefix January 2004, see “— Subscribers”.

For risks relating to number portability, see “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows”.

Rate Regulation.  Most network service providers must report to the KCC the rates and contractual terms for each type of service they provide. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the KCC on our rates and terms of service; provided, however, that such pre-approval of the KCC will not be required under the amended Telecommunications Business Act, which will become effective on September 23, 2010, if we are planning to reduce the rates for each type of services we provide under the KCC-approved contractual terms. In each year in which this requirement has been applicable, the KCC has designated us for wireless telecommunications service, and KT Corporation for local telephone and Internet services, as dominant network service providers that are subject to such approval requirement. As a condition to its approval of our merger with SK IMT Co., Ltd., the MIC required that we submit the rates for our third generation mobile services using WCDMA technology to the MIC for approval prior to the launch of such services. The KCC’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The KCC may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. In May 2007, the MIC terminated the monitoring of whether we met the condition for the MIC’s approval of our merger with SK IMT.

Furthermore, in 2007, the MIC announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service, fixed-line telephone service and Internet protocol television, or IP TV, service, at a discounted rate; provided, however, that we and KT Corporation, as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT Corporation, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, under the amended Telecommunications Business Act, which will become effective on September 23, 2010, an MVNO (Mobile Virtual Network Operator) system will be adopted. Under the system, KCC may designate and obligate certain telecommunications services providers to allow a mobile virtual network operator, or MVNO, at such MVNO’s request, to use their telecommunication facilities at a rate mutually agreed upon that complies with the standards set by the KCC. We may be designated as such telecommunications services provider, and if designated, we are obligated to allow the other telecommunications services provider to use our telecommunications facilities; provided, however, that the provision will be effective only for 3 years from the effective date of the amended Telecommunications Business Act. We expect a few MVNOs will commence providing wireless telecommunications services using the networks leased from us by early 2011.

On May 13, 2010, the KCC announced a guideline that recommends telecommunication service providers limit their marketing expenses of telecommunication service providers to 22% of their annual sales in 2010. Such marketing expenses do not include advertising expenses. In order to meet the new guideline, we, as well as our competitors, would have to decrease our marketing expenses. Given that the competition in the telecommunication industry continues to intensify, such limitation on our ability to expend in marketing may have a material adverse effect on our business.

Interconnection.  Dominant network service providers such as ourselves that own essential infrastructure facilities or possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The KCC sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT Corporation, LG Telecom Corporation, Onse Telecom Corporation and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the KCC grants permits to additional telecommunications service providers.

Frequency Allocation.  The KCC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the KCC is required to give a public notice. The KCC also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the KCC for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2007, 2008 and 2009, the fee amounted to Won 166.4 billion, Won 163.9 billion and Won 159.7 billion, respectively.

In addition, we paid Won 650 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. For more information, see note 2(k) and note 8 of the notes to our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.

Mandatory Contributions and Obligations

Contributions to the Fund for Development of Information Telecommunications.  The Ministry of Knowledge Economy has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects.

In May 2002, the MIC announced significant changes to the Government contribution system, and the annual contribution which was set at 1.0% of total revenues for the previous year was lowered to 0.5% (0.75% for market dominant service providers like us) of total revenues for the previous year, and will be applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company.

For 2007, the MIC recommended that we contribute 0.75% of budgeted revenues (calculated pursuant to MIC guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the MIC. Our contribution to this fund in 2007, 2008 and 2009 was Won 73.7 billion, Won 71.9 billion and Won 55.5 billion, respectively, based on the new MIC requirement of 0.75% of MIC-calculated revenues.

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

In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to KCC guidelines which differ from our accounting practices). In 2007, our contribution amount was Won 23.9 billion for our fiscal year 2006. In 2008, our contribution amount was Won 32.3 billion for our fiscal year 2007. In 2009, our contribution amount was Won 31.0 billion for our fiscal year 2008. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15% or more of the outstanding voting stock of such Korean entities are also deemed foreigners. If this 49% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation, and the KCC may require other corrective action.

As of December 31, 2009, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22% of our issued shares. As of December 31, 2009, a foreign investment fund and its related parties collectively held a 2.9% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2009 (which we believe was 48.51%), would reach 71.73%, exceeding the 49% ceiling on foreign shareholding.

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

Additionally, the Telecommunications Business Act also authorizes the KCC to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year or a penalty of Won 50 million. See “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control”.

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

We are not currently involved in any material litigation regarding patent infringement. For a description of the risks associated with our reliance on intellectual property, see “Item 3.D. Risk Factors — Our business rely on technology developed by us as well as technologies provided by third parties, and our business will suffer if we are unable to protect our proprietary rights, obtain new licensing agreements or renew existing licensing agreements with third parties”.

Seasonality of the Business

Our business is not affected by seasonality.

Item 4.C.	Organizational Structure

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2009, SK Group members owned in aggregate 23.2% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-1994, our largest shareholder was KT Corporation (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator that recently merged with KT, one of our principal wireless competitors.

Significant Subsidiaries

For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants And Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2009:

		Approximate Area
Location	Primary Use	in Square Feet

Seoul Metropolitan Area	Corporate Headquarters	988,455
	Regional Headquarters	1,095,992
	Customer Service Centers	384,223
	Training Centers	397,574
	Central Research and	482,725
	Development Center
	Others	480,484
Busan	Regional Headquarters	363,272
	Others	227,770
Daegu	Regional Headquarters	153,578
	Others	212,291
Cholla and Jeju Provinces	Regional Headquarters	265,595
	Others	314,629
Choongchung Province	Regional Headquarters	459,240
	Others	480,555

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 34 and 35 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2007, 2008 and 2009. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Market Share Limitations.  We have historically been, and continue to be, the market leader in the wireless telecommunications sector in terms of number of subscribers. Our wireless subscriber base has steadily increased over the years from approximately 10.1 million subscribers at the end of 1999 to approximately 24.3 million subscribers at the end of 2009. As a result of our dominant market share, we have been designated by the Government as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulation. For a more detailed discussion of Government mandated and voluntary measures we have undertaken to limit our market share, see “Item 4.B. Business Overview — Subscribers — Market Share Limitations” and “Item 4.D. Risk Factors — We are subject to additional regulation as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively”.

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

Handset Subsidies.  In March 2006, the MIC partially lifted, and in March 2008 fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000, and began to allow mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we have begun providing such handset subsidies, which has increased, and may continue to increase, our marketing expenses. Since April 2008, we have also begun offering long-term installment payment plans of 24 months for new handset purchases by our new or existing subscribers, which has increased, and may continue to increase, our capital requirements. However, on May 13, 2010, the KCC announced a guideline that recommends that the telecommunication service providers limit their marketing expenses to 22% of their annual sales. The guideline is not binding and such marketing expenses do not include advertising expenses. In order to meet the new guidelines, we, as well as our competitors, would have to decrease such marketing expenses. Such decrease in our marketing expenses may have a material adverse effect on our businesses and results of operations.

Changes in Tariffs and Interconnection Fees.  Under current regulations, we must obtain prior KCC approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues, Rates and Subscription Deposits” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”.

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

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.  The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,
	2007		2008		2009

Outgoing voice minutes (in thousands)(1)		51,295,166		54,080,231		56,111,864
Average monthly outgoing voice minutes per subscriber(2)		201		200		197
Average monthly revenue per subscriber, excluding interconnection revenue(3)	~~W~~	40,154	~~W~~	38,526	~~W~~	38,171
Average monthly revenue per subscriber, including interconnection revenue(4)	~~W~~	44,416	~~W~~	43,016	~~W~~	42,469

(1)	Does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The average monthly revenue per subscriber, excluding interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

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

Our average monthly outgoing minutes of voice traffic per subscriber decreased by 0.5% in 2008 and 1.5% in 2009. We believe that this trend principally reflects the existing high penetration rate of wireless services in Korea and the general maturation of the Korean wireless market.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 4.1% to Won 38,526 in 2008 from Won 40,154 2007 and decreased by 0.9% to Won 38,171 in 2009 from Won 38,526 in 2008. The decrease in average monthly revenue per subscriber in 2008 was due to decreases in average monthly revenue per subscriber from usage charges for wireless data services, usage charges for outgoing voice calls and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from monthly plan-based fees and value-added and other service fees. The decrease in average monthly revenue per subscriber in 2009 was due to decreases in average monthly revenue per subscriber from usage charges for voice services and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from monthly plan-based fees and wireless data services as further described in “— Operating Results” below.

Acquisition of SK Broadband Shares.  In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In July 2009, we acquired additional shares of SK Broadband’s common stock, and our equity stake in SK Broadband increased to 50.6%. Following the 2008 acquisition, SK Broadband became our consolidated subsidiary under Korean GAAP and our results of operations in 2009 include those of SK Broadband. SK Broadband and its subsidiaries had revenues of Won 1,886.3 billion and net loss of Won 178.3 billion for 2008 and Won 1,904.9 billion and net loss of Won 263.0 billion for 2009. For a more detailed discussion of our acquisition of SK Broadband, see “Item 4.B. Business Overview — Our Services — Broadband Internet and Fixed-line Telephone Services” and “Item 3.D. Risk Factors — Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience”.

Acquisition of SK Networks Assets.  In September 2009, we acquired the leased-line business and related ancillary businesses, including all assets, liabilities and other rights and obligations related to such businesses, of SK Networks. The acquisition price was Won 892.8 billion. As of September 30, 2009, the assets and liabilities of the businesses being acquired amounted to Won 635.9 billion and Won 611.4 billion, respectively.

Acquisition of Hana Card Shares.  In accordance with the resolution of our board of directors in December 2009, we purchased shares of Hana Card for Won 400 billion in February 2010. We currently hold 49% of the total outstanding shares of Hana Card.

Operating Expenses and Operating Margins.  Our operating expenses consist principally of commissions paid to authorized dealers and our subscribers (including, beginning in March 2006, handset subsidies), depreciation and amortization, network interconnection, labor costs, leased line expenses, advertising expenses and rent expenses. Operating income represented 17.7% of our operating revenue in 2007, 12.5% in 2008 and 12.9% in 2009.

Reclassification of Prior Year Financial Statements

As a result of our sale of HELIO to Virgin Mobile USA, Inc. in August 2008, HELIO’s results of operations have been classified as discontinued operations under Korean GAAP. The consolidated statement of income and the consolidated statement of cash flows for the year ended December 31, 2007 appearing in our consolidated financial statements included elsewhere in this report have been reclassified to present HELIO’s results of operations and cash flow activities as separate single-line items. SK Communications sold the Spicus division, our telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures, in August 2009, and sold Etoos Co., Ltd. to Cheong Sol in October 2009. Operating revenue, operating expenses, operating income and income before income taxes and minority interest for the years ended December 31, 2006, 2007 and 2008 have been revised to exclude HELIO’s, the Spicus division’s and Etoos’ results of operations.

Operating Results

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2007				2008			2009
	(In billions of Won, except percentage data)

Operating Revenue	~~W~~	11,843.4	~~W~~	100.0%		13,995.9	100.0%	~~W~~	14,555.4	100.0%
Operating Expenses		9,741.7		82.3		12,244.7	87.5		12,676.9	87.1
Operating Income		2,101.7		17.7		1,751.2	12.5		1,878.5	12.9
Other Income		861.3		7.3		1,057.1	7.6		881.1	6.1
Other Expenses		678.1		5.7		1,547.9	11.1		1,359.1	9.3
Income Before Income Taxes and Minority Interest		2,284.9		19.3		1,260.4	9.0		1,400.5	9.6
Income Taxes		694.2		5.9		299.3	2.1		355.7	2.4
Preacquisition Net Loss of Subsidiaries		21.1		0.2		32.6	0.2		0.0	0.0
Loss from Discontinued Operation(1)		(49.4)		(0.4)		(21.4)	(0.1)		10.8	0.0
Net Income Attributable to:
Majority Interest		1,648.9		13.9		1,215.7	8.7		1,247.2	8.6
Minority Interests		(86.6)		(0.7)		(243.4)	(1.7)		(191.6)	(1.3)
Net Income	~~W~~	1,562.3		13.2%	~~W~~	972.3	6.9%		1,055.6	7.3
Depreciation and Amortization(2)	~~W~~	1,819.3		15.4%	~~W~~	2,599.5	18.6%	~~W~~	2,593.6	17.8

(1)	Relates to results of operations of HELIO, the Spicus division and Etoos Co., Ltd., which have been classified as discontinued operations after our sale of such companies in 2008 and in 2009.

(2)	Excludes the depreciation and amortization allocated to internal research and development costs and manufacturing costs of Won 149.3 billion, Won 159.5 billion and Won 139.2 billion for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table sets forth additional revenue information about our operations during the periods indicated:

	Year Ended December 31,
	2007			2008			2009
			Percentage			Percentage			Percentage
			of Total			of Total			of Total
	Revenue		Revenue	Revenue		Revenue	Revenue		Revenue
	(In billions of Won, except percentages)

Cellular Revenue:
Wireless Services(1)	~~W~~	9,953.9	84.0%	~~W~~	10,240.6	73.2%	~~W~~	10,603.4	72.8%
Interconnection		1,062.2	9.0		1,149.2	8.2		1,245.4	8.6
Digital Handset Sales		—	—		—	—		185.3	1.3
Total Cellular Revenue		11,016.1	93.0		11,389.8	81.4		12,034.1	82.7
Broadband Internet and Fixed-line Telephone Service		—	—		1,821.8	13.0		1,714.9	11.8
Other Revenue:
International Calling Service(2)		211.8	1.8		243.1	1.7		274.1	1.9
Portal Service(3)		178.7	1.5		216.4	1.6		201.1	1.4
Miscellaneous(4)		436.8	3.7		324.8	2.3		331.2	2.2
Total Other Revenue		827.3	7.0		784.3	5.6		806.4	5.5
Total Operating Revenue	~~W~~	11,843.4	100.0%	~~W~~	13,995.9	100.0%	~~W~~	14,555.4	100.0%
Total Operating Revenue Growth		7.6%			18.2%			4.0%

(1)	Wireless services revenue includes initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and other miscellaneous cellular revenues, including international interconnection charges, interest on overdue subscriber accounts (net of telephone tax) and revenue from the sale and licensing of Internet platform solutions.

(2)	Provided by SK Telink Co. See “Business — Our Services — Other Products and Services — International Calling Services”.

(3)	Portal service revenue attributable to our subsidiaries (including SK Communications, Paxnet Co., Ltd., which operates a financial portal site, and U-Land Company Limited, the Hong Kong-incorporated holding company through which we hold our interest in ViaTech).

(4)	Miscellaneous revenue attributable to our subsidiaries (including Commerce Planet Co., Ltd., which operates neotam.com, an online outlet shopping mall, Morning365.com, an online bookstore, and cherrya.com, an online cosmetics store; and TU Media).

2009 Compared to 2008

Operating Revenue.  Our operating revenue increased by 4.0% to Won 14,555.4 billion in 2009 from Won 13,995.9 billion in 2008, principally due to an increase in the sales revenue of each of SK Telecom and Loen Entertainment by Won 426.5 billion and Won 70.6 billion, respectively, and a Won 185.3 billion increase in the handset sales by PS & Marketing.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as well as digital handset sales of Won 185.3 billion by PS & Marketing, a wholly-owned subsidiary, in 2009 compared to no such sales in 2008. Wireless services revenue increased 3.5% to Won 10,603.4 billion in 2009 from Won 10,240.6 billion in 2008, primarily as a result of a 5.1% increase in our average subscriber base in 2009 over 2008, as well as increased subscriptions to service plans with higher monthly charges, partially offset by a decrease in revenue from call charges as a result of increase in number of subscribers signing up for discount price plans.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 0.9% to Won 38,171 in 2009 from Won 38,526 in 2008, which reflects the effect of factors, including a decrease in call charges for voice services and sign up fees, partially offset by increases in average monthly revenue per subscriber from monthly fee plans. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, increased in 2009, attributable mainly to an increase in revenue from data flat rate plans. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2009, primarily due to discounts we offered for voice calls between subscribers. Our average monthly minutes per user declined to 197 minutes in 2009 from 200 minutes in 2008. Our average monthly revenue per subscriber from value-added and other service fees increased in 2009, primarily due to an increase in revenues from global roaming services and leased-line revenue.

Interconnection revenue increased by 8.4% to Won 1,245.4. billion in 2009 from Won 1,149.2 billion in 2008. The increase was due to increases in incoming call volume, more than offset the decrease in interconnection rates in 2009. Our average monthly revenue per subscriber, including interconnection revenue, decreased 1.3% to Won 42,469 in 2009 from Won 43,016 in 2008.

Portal service revenues decreased 7.1% to Won 201.1 billion in 2009 from Won 216.4 billion in 2008 mainly due to the exclusion of ULand Company Limited from our consolidated financial statements. International call service revenues increased 12.8% to Won 274.1 billion in 2009 from Won 243.1 billion in 2008 mainly due to an increase in the revenue in VoIP B2B business. Miscellaneous revenue increased by 2.0% to Won 331.2 billion in 2009 from Won 324.8 billion in 2008 mainly due to the inclusion of certain of our subsidiaries, including Sky Property Mgmt., Ltd. and Shenzhen E-eye Hightech Co., Ltd. to our consolidated financial statements.

Operating Expenses.  Our operating expenses in 2009 increased by 3.5% to Won 12,676.9 billion from Won 12,244.7 billion in 2008, primarily due to increases in commissions paid, cost of goods sold and provision for bad debt. Commissions paid, including to our authorized dealers and to our subscribers, increased by 5.2% to Won 5,140.7 billion in 2009 from Won 4,884.7 billion in 2008, primarily attributable to an increase in initial commissions resulting from intensified marketing competition and in the number of new subscribers. The cost of goods sold increased primarily due our digital handset sales that commenced in 2009. The increase in provision for bad debt resulted primarily from the increase in bad debt experience ratio from accounts receivable-trade.

Operating Income.  Our operating income increased by 7.3% to Won 1,878.5 billion in 2009 from Won 1,751.2 billion in 2008 due to the factors discussed above.

Other Income.  Other income consists primarily of foreign exchange and translation gains and gains on transactions and valuation of currency swaps, as well as interest income, dividend income and equity in earnings of affiliates. Other income decreased by 16.6% to Won 881.1 billion in 2009 from Won 1,057.1 billion in 2008, due primarily to decreases in foreign exchange and translation gains for our investments in foreign currency-denominated assets and gains on the valuation of currency swaps.

Other Expenses.  Other expenses consist primarily of losses on transactions and the valuation of currency swaps, interest and discount expenses, impairment losses on investment securities and foreign exchange and translation losses. Other expenses decreased by 12.2% to Won 1,359.1 billion in 2009 from Won 1,547.9 billion in 2008. This decrease was primarily attributable to decreases in losses on transactions and valuation of currency swaps and impairment loss on investment securities.

Income Tax.  Income tax for continuning operation increased by 18.8% to Won 355.7 billion in 2009 from Won 299.3 billion in 2008. Our effective tax rate in 2009 increased to 25.4% from an effective tax rate of 23.75% in 2008. Income taxes increased in 2009 compared to 2008 primarily due to an increase in our income from continuing operation before income tax and an increase in vaulation allowance, which together more than offset a decrease in our corporate income tax rate to 22% in 2009 from 25% in 2008.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for non-controlling interests, increased by 8.6% to Won 1,055.6 billion in 2009 from Won 972.3 billion in 2008. Net income as a percentage of operating revenues was 7.3% in 2009 compared to 6.9% in 2008.

2008 Compared to 2007

Operating Revenue.  Our operating revenue increased by 18.2% to Won 13,995.9 billion in 2008 from Won 11,843.4 billion in 2007, principally due to the inclusion of Won 1,886.3 billion of revenue in 2008 of SK Broadband and its subsidiaries, which became our consolidated subsidiaries in April 2008, and, to a lesser extent, due to a 3.4% increase in our cellular revenue to Won 11,389.8 billion in 2008 from Won 11,016.1 billion in 2007.

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

Miscellaneous revenue decreased by 25.6% to Won 324.8 billion in 2008 from Won 436.8 billion in 2007, primarily as a result of decreases in revenues of our subsidiaries engaged in electronic commerce and exclusion of Aircross Co., Ltd. from consolidation.

Operating Expenses.  Our operating expenses in 2008 increased by 25.7% to Won 12,244.7 billion from Won 9,741.7 billion in 2007, primarily due to the inclusion of expenses of Won 1,982.7 billion in 2008 of SK Broadband and its subsidiaries, as well as increases in commissions paid, depreciation and amortization and interconnection expenses.

Commissions paid, including to our authorized dealers and to our subscribers, increased by 20.6% to Won 4,884.7 billion in 2008 from Won 4,050.0 billion in 2007, primarily attributable to the inclusion of SK Broadband and its subsidiaries’ commissions paid of Won 602.9 billion, as well as an increase in handset subsidies paid to our existing subscribers who changed their handsets and an increase in expenses relating to our alliance arrangements with businesses that agree to offer benefits to our subscribers. An increase in non-marketing related commissions paid for global roaming services, in line with increased usage of our expanded global voice and data roaming services, also contributed to the increase in commissions paid.

Depreciation and amortization increased 42.9% to Won 2,599.5 billion in 2008 from Won 1,819.3 billion in 2007, primarily due to the inclusion of SK Broadband and its subsidiaries’ depreciation and amortization of Won 521.1 billion, together with the continued high level of capital expenditures related to expansion and upgrade of our WCDMA network and an increase in our capital expenditures related to expansion and upgrade of our WiBro network.

Interconnection expenses increased by 23.1% to Won 1,327.4 billion in 2008 from Won 1,078.7 billion in 2007, primarily due to higher subscriber numbers resulting in higher call volume. See “Item 4.B. Business Overview — Interconnection”.

Operating Income.  Our operating income decreased by 16.7% to Won 1,751.2 billion in 2008 from Won 2,101.7 billion in 2007 due to the factors discussed above.

Other Income.  Other income consists primarily of foreign exchange and translation gains and gains on transactions and valuation of currency swaps, as well as interest income, dividend income and equity in earnings of affiliates. Other income increased by 22.7% to Won 1,057.1 billion in 2008 from Won 861.2 billion in 2007, due primarily to foreign exchange and translation gains for our investment in foreign currency-denominated assets and gains on the valuation of currency swaps hedging our foreign currency-denominated debt, partially offset by a decrease in gains on the conversion of convertible bonds, which in 2007 included a one-time gain of Won 373.1 billion derived from our conversion of China Unicom convertible bonds into shares, and a decrease in equity in earnings of affiliates, which in 2007 reflected the recognition of previously unrealized gain on the valuation of SK C&C’s investment in the common stock of SK Energy Co., Ltd. As a percentage of operating revenue, other income increased to 7.6% in 2008 compared to 7.3% in 2007.

Other Expenses.  Other expenses consist primarily of losses on transactions and valuation of currency swaps, interest and discount expenses, impairment losses on investment securities and foreign exchange and translation losses. Other expenses increased by 128.3% to Won 1,547.9 billion in 2008 from Won 678.1 billion in 2007. This increase was primarily attributable to losses on the valuation of currency swaps hedging our foreign currency-denominated assets, foreign exchange and translation losses for our foreign currency-denominated debt and an impairment loss of Won 201.2 billion on our investment in LG Powercomm. For a discussion of the effect of fluctuations in foreign exchange rates and our hedging activities, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk”. As a percentage of operating revenue, other expenses increased to 11.1% in 2008 compared to 5.7% in 2007.

Income Tax.  Income tax for continuing operation decreased by 59.0% to Won 299.3 billion in 2008 from Won 694.2 billion in 2007. Our effective tax rate in 2008 decreased to 23.75% from an effective tax rate of 30.38% in 2007. The decreases in income tax and effective tax rate are attributable primarily to the decrease in our income before income tax, a tax refund for prior periods, the decrease in the valuation allowance as a result of the sale of our investment in HELIO and the decrease in deferred tax liabilities due to the reduction of corporate income tax rate in December 2008 from the current rate of 25% to 22% for 2009 and 20% for 2010 and afterwards. See note 17 of the notes to our consolidated financial statements.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for non-controlling interests, decreased by 37.8% to Won 972.3 billion in 2008 from Won 1,562.3 billion in 2007. Net income as a percentage of operating revenues was 6.9% in 2008 compared to 13.2% in 2007. Won 32.7 billion of pre-acquisition net loss of SK Broadband, which was newly consolidated as of April 1, 2008, was added to, and Won 21.4 billion of loss from discontinued operation attributable to HELIO was deducted from, the calculation of net income for 2008.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.5% in 2007, 4.7% in 2008 and 2.8% in 2009.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 1,796.2 billion, Won 793.6 billion and Won 1,475.7 billion as of December 31, 2007, 2008 and 2009, respectively.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,770.6 billion as of December 31, 2007, Won 1,752.7 billion as of December 31, 2008 and Won 1,682.3 billion as of December 31, 2009. We had outstanding short-term borrowings of Won 24.6 billion as of December 31, 2007, Won 627.7 billion as of December 31, 2008 and Won 677.2 billion as of December 31, 2009. As of December 31, 2009, we had credit lines with several local banks that provided for borrowings of up to Won 2,095.2 billion, of which Won 865.6 billion was outstanding and Won 1,229.6 billion was available for borrowing.

Operating cash flow and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 953.9 billion as of December 31, 2009, Won 1,011.3 billion as of December 31, 2008 and Won 885.8 billion as of December 31, 2007. We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2007		2008		2009		2007 to 2008			2008 to 2009
	(In billions of Won, except percentages)

Net Cash Flow from Operating Activities	~~W~~	3,721.0	~~W~~	3,295.4	~~W~~	2,933.3	~~W~~	(425.6)	(11.4)%	~~W~~	(362.1)	(11.0)%
Net Cash Used in Investing Activities		(2,415.4)		(3,875.3)		(1,828.2)		(1,459.9)	60.4		2,047.1	52.8%
Net Cash Provided by (Used in) Financing Activities		(1,041.3)		869.4		(1,205.1)		1,910.7	N/A		(2,074.5)	N/A
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		6.2		37.4		(7.5)		31.2	503.2		(44.9)	N/A
Net Cash Flow due to Changes in Consolidated Subsidiaries		102.1		36.4		46.3		(65.7)	(64.3)		9.9	27.2%
Preacquisition Cash Flows of Subsidiaries(1)		(11.4)		17.3		—		28.7	N/A		(17.3)	N/A
Net Increase in Cash and Cash Equivalents due to Merger(2)		50.4		—		—		(50.4)	(100.0)		—	N/A
Cash Flows from Discontinued Operation(3)		(11.6)		(255.1)		3.6		(243.5)	2,099.1		258.7	N/A
Net Increase (Decrease) in Cash and Cash Equivalents		400.0		125.5		(57.6)		(274.5)	(68.6)		(183.1)	N/A
Cash and Cash Equivalents at Beginning of Period		486.0		886.0		1,011.5		400.0	82.3		125.5	14.2%
Cash and Cash Equivalents at End of Period		886.0		1,011.5		953.9		125.5	14.2%		(57.6)	(5.7)%

N/A = Not applicable.

(1)	In 2007, we adopted SKAS No. 25. Pursuant to SKAS No. 25, when a subsidiary is acquired during the year, such subsidiary’s statement of income is included in consolidation as if it had been acquired at the beginning of the year, and pre-acquisition earnings (losses) are presented as deduction (addition) at the bottom of the consolidated statements of income. In addition, in connection with our adoption of SKAS No. 25, we have also begun to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of our consolidated statements of cash flows.

(2)	Net increase in cash and cash equivalents due to merger for the year ended December 31, 2007 relates to the merger of Empas into SK Communications in November 2007.

(3)	Relates to cash flow activities of HELIO, the Spicus division and Etoos Co., Ltd., which have been classified as discontinued operations after our sale of such companies in 2008 and in 2009.

Net Cash Flow from Operating Activities.  Net cash flow provided by operations was Won 3,721.0 billion in 2007, Won 3,295.4 billion in 2008 and Won 2,933.3 billion in 2009. Net income was Won 1,562.3 billion in 2007, Won 972.3 billion in 2008 and Won 1,055.6 billion in 2009.

Net Cash from Investing Activities.  Net cash used in investing activities was Won 2,415.4 billion in 2007, Won 3,875.3 billion in 2008 and Won 1,828.2 billion in 2009. Cash inflows from investing activities were Won 296.7 billion in 2007, Won 934.0 billion in 2008 and Won 2,906.3 billion in 2009. The primary contributor to such inflows, in 2007, largely related to the collection of short-term loans of Won 119.6 billion and in 2008, largely related to proceeds from the disposal of long-term investment securities of Won 386.7 billion and the collection of short-term loans of Won 215.1 billion. Cash inflows in 2009 largely related to proceeds of sales of long term investment securities of Won 1,977.9 billion, mostly relating to our sale of China Unicom and SK C&C shares. Cash outflows from investing activities were Won 2,712.1 billion in 2007, Won 4,809.3 billion in 2008 and Won 4,734.5 billion in 2009. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,804.4 billion in 2007, Won 2,236.9 billion in 2008 and Won 2,162.4 billion in 2009, all primarily relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades to and expansion of our HSDPA-capable WCDMA network, as well as initial build-out of our WiBro network; increases in equity of consolidated subsidiaries, Won 12.5 billion in 2007, Won 1,093.1 billion in 2008 (which was primarily due to our acquisition of shares of SK Broadband in March 2008) and nil in 2009; acquisitions of equity securities accounted for using the equity method, which were Won 76.6 billion in 2007, Won 601.1 billion in 2008 (which was primarily due to our investment in SKY Property Management Ltd. of Won 283.4 billion and investment in SK Marketing & Company Co. Ltd. of Won 190.0 billion) and Won 107.4 billion in 2009; and acquisitions of long-term investment securities, which were Won 371.4 billion in 2007 (which was primarily due to our purchase of beneficiary certificates for Won 351.4 billion), Won 31.4 billion in 2008 and Won 539.1 billion in 2009.

Net Cash from Financing Activities.  Net cash used in financing activities was Won 1,041.3 billion in 2007 and Won 1,205.1 billion in 2009. Net cash provided by financing activities was Won 869.4 billion in 2008. Cash inflows from financing activities were primarily driven by issuances of bonds, which provided cash of 761.1 billion in 2007, Won 1,307.7 billion in 2008 and Won 1,114.9 billion in 2009. Proceeds from long-term borrowings of Won 510.6 billion in 2008 and Won 9.9 billion in 2009 and proceeds from short-term borrowings of Won 35.9 billion in 2007, Won 473.0 billion in 2008 and Won 350.4 billion in 2009 also contributed to cash inflows from financing activities. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, acquisition and retirement of treasury stock and repayment of short term borrowings, among other items. Payment of dividends were Won 581.3 billion in 2007, Won 682.5 billion in 2008 and Won 681.5 billion in 2009. Repayments of current portion of long-term debt were Won 907.2 billion in 2007, Won 558.1 billion in 2008 and Won 851.1 billion in 2009. Repayment of long-term borrowings were Won 93.3 billion in 2007, Won 193.4 billion in 2008 and Won 111.6 billion in 2009. The acquisition and retirement of treasury shares also accounted for Won 118.5 billion, Won 63.5 billion and Won 28.9 billion of cash outflows for financing activities in 2007, 2008 and 2009, respectively. Repayment of short-term borrowings also accounted for Won 86.6 billion in 2007 and Won 1,007.6 billion in 2009.

As of December 31, 2007, we had total long-term debt (excluding current portion and subscription deposits) outstanding of Won 2,672.1 billion, which included bonds in the amount of Won 2,348.7 billion and bank and institutional borrowings in the amount of Won 323.4 billion. As of December 31, 2008, we had total long-term debt (excluding current portion and subscription deposits) outstanding of Won 4,930.9 billion, which included bonds in the amount of Won 4,074.4 billion and bank and institutional borrowings in the amount of Won 856.5 billion. The increase in our long-term debt in 2008 was primarily due to the inclusion of SK Broadband’s long-term debt (which amounted to Won 1,066.5 billion as of December 31, 2008), as well as our incurrence of long-term debt to finance the acquisition of shares of SK Broadband and our subscribers’ handset purchases on installment payment plans. As of December 31, 2009, we had total long-term debt (excluding current portion and subscription deposits) outstanding of Won 5125.0 billion, which included bonds in the amount of Won 4,280.4 billion and bank and institutional borrowings in the amount of Won 844.6 billion. For a description of our long-term liabilities, see notes 9, 10, 11 and 22 of the notes to our consolidated financial statements.

As of December 31, 2009, substantially all of our foreign currency-denominated long-term borrowings, which amounted to approximately 13.6% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains, while depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

In late May 2004, we issued zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of our common stock, subject to certain redemption rights. In May 2009, we repaid all outstanding zero coupon convertible notes at their maturity.

On April 7, 2009, we issued convertible notes in the principal amount of US$332,528,000 with a maturity date of five years and an annual interest rate of 1.75%. The aggregate net proceeds from the offering was US$326,397,463. We are required to redeem the convertible notes held by the holders thereof who exercise their put option, at their principal amount on the date of the third anniversary from the issuance date. After the third anniversary of the issuance date, we may redeem the convertible notes at our option if the price of the shares of our common stock during a pre-determined period (translated into Dollars at the then prevailing exchange rate) exceeds the conversion price (translated into Dollars at the exchange rate of Won 1,383.40 to US$1.00) by 30%. As of June 25, 2010, the conversion price was Won 221,370 per share of our common stock at the exchange rate of Won 1,383.40 to US$1.00. If the conversion of convertible notes into shares would exceed the 49% limit on aggregate foreign ownership of our shares, we intend to make cash payments to the holders of the convertible notes in lieu of the shares of our common stock. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements” for a more detailed discussion of foreign share ownership restrictions. As of June 1, 2010, a total of 2,078,055 shares would be issued upon the exercise of the conversion rights by all of the holders of the convertible notes.

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

In January 2009, we issued notes in the principal amounts of Won 40 billion and Yen 3 billion with maturities of four and three years, respectively, and annual interest rates of 5.54% and 3-month Euro Yen LIBOR plus 2.50%, respectively. In March 2009, we issued notes in the principal amounts of Won 230 billion and Yen 5 billion with maturities of seven and three years, respectively, and annual interest rates of 5.92% and 3-month Euro Yen TIBOR plus 2.50%, respectively. In April 2009, we issued floating rate notes in the principal amounts of US$220,000,000 with a maturity of three years and an annual interest rate based on LIBOR plus 3.15%. In May 2009, SK Broadband, our consolidated subsidiary, filed a securities registration statement in Korea in order to raise up to Won 300 billion by selling its common shares through a rights offering. We participated in the rights offering in proportion to our 43.4% equity interest in SK Broadband and purchased 47,187,105 shares of SK Broadband’s common stock at Won 5,000 per share. As a result, our equity stake in SK Broadband has increased from 43.4% to 50.6%.

We also have long-term liabilities in respect of subscription deposits received from subscribers, which stood at Won 6.4 billion at December 31, 2007, Won 4.8 billion at December 31, 2008 and Won 5.5 billion at December 31, 2009. These non-interest bearing deposits were collected from some subscribers when they initiated service and are returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. We generally no longer collect these deposits from our subscribers. See “Item 4.B. Business Overview — Revenues, Rates and Subscription Deposits”.

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2010. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.  The following table sets forth our actual capital expenditures for 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	(In billions of Won)

CDMA Networks(1)	~~W~~	198	~~W~~	148	~~W~~	274
WCDMA Network		1,044		905		939
WiBro(2)		154		405		147
Others(3)		408		779		802

Total(4)	~~W~~	1,804	~~W~~	2,237	~~W~~	2,162

(1)	Includes our basic CDMA, CDMA 1xRTT and CMDA EV-DO networks.

(2)	We commenced WiBro service in May 2006.

(3)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing.

(4)	Also, see note 7 of the notes to our consolidated financial statements.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2007 were Won 1,804.4 billion. Of such amount, we spent approximately Won 1,044.3 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 153.6 billion related to development and expansion of our WiBro network, Won 198.4 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 408.1 billion on other capital expenditures and projects. Our actual capital expenditures in 2008 were Won 2,236.9 billion. Of such amount, we spent approximately Won 904.8 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 404.8 billion related to development and expansion of our WiBro network, Won 148.2 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 779.1 billion on other capital expenditures and projects. Our actual capital expenditures in 2009 were Won 2,162.4 billion. Of such amount, we spent approximately Won 939.3 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 146.8 billion related to development and expansion of our WiBro network, Won 273.5 billion related to general upkeep of our CDMA 1xRTT and CMDA EV-DO networks and Won 802.8 billion on other capital expenditures and projects. We are required to pay the remainder of the cost of our IMT-2000 license in annual installments for a five-year period from 2007 through 2011. For more information, see note 8 of the notes to our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.

In March 2005, we obtained a license from the MIC to provide WiBro services and paid the related Won 117.0 billion WiBro license fee. We currently provide WiBro service to “hot zone” areas in 84 cities. We are planning to make additional capital expenditures in 2010 to build and expand our WiBro network to more extensive hot zone areas in the 84 cities, and we may also make further capital investments to expand our WiBro service in the future. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

We expect that our capital expenditure amount in 2010 will be similar to that of 2009. Our expenditures will be for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2010 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.  As of December 31, 2009, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)

2010	~~W~~	658.1
2011		1,658.4
2012		1,157.6
After 2012		2,549.0

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

For example, in March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In July 2009, we purchased additional shares of SK Broadband’s common stock, and as a result, our current equity stake increased to 50.6%. We may make additional capital investments in order to develop SK Broadband’s business in line with our growth strategy.

In September 2009, we also acquired a leased-line business and related ancillary businesses of SK Networks for the acquisition price of Won 892.8 billion. In connection with such acquisition, we also assumed liabilities of the businesses in the amount of Won 611.4 billion.

In February 2010, we purchased shares of Hana Card Co., Ltd. for the purchase price of Won 400 billion. As a result, we are a major shareholder of Hana Card Co., Ltd. with 49% equity stake.

In addition, we, via SK Telecom USA Holdings, Inc., our wholly-owned subsidiary in the United States, had invested US$380 million in HELIO as of June 30, 2008. In August 2008, we sold our equity interest in HELIO to Virgin Mobile USA, Inc. in exchange for approximately 14.05% equity interest in Virgin Mobile USA, Inc. In addition, we invested US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile USA, Inc.’s Class A common stock. As a result of the merger of Virgin Mobile USA, Inc. and Sprint Nextel Corporation, all of the shares of common and convertible preferred stock of Virgin Mobile USA, Inc. held by us were converted to the shares of Sprint Nextel Corporation. For a more detailed description of our investments in HELIO and Virgin Mobile USA, Inc., see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.  In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights or dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. In October 2004, we extended the terms of the trust funds (then with a balance of Won 982 billion) for another three years, and, in October 2007, we extended the terms of the trust funds (then with a balance of Won 982 billion) for additional three years. As such, the trust funds will expire in October 2010. As of June 1, 2010, we have not decided whether to extend the trust funds.

In a series of open market purchases in the period between November 1, 2007 and December 31, 2007, we acquired 471,000 shares of our common stock at an aggregate purchase price of Won 118.5 billion. In a series of open market purchases in the period between December 2, 2008 and December 30, 2008, we acquired 306,988 shares of our common stock at an aggregate purchase price of Won 63.5 billion. In January 2009, we acquired 141,016 shares of our common stock at an aggregate purchase price of Won 28.9 billion. As of December 31, 2009, the total number of our common stock outstanding was 72,344,999.

Financing of Installment Payment Plans.  Since April 2008, we have been offering installment payment plans for new handset purchases by our new or existing subscribers. Under installment payment plans, we provide financing to our new or existing subscribers who wish to purchase new handsets on credit and, in certain cases, charge fees or interest. As of December 31, 2009, short-tem and long-term accounts receivable (other), each net of present value discount, amounted to Won 1,644.4 billion and Won 761.7 billion, respectively, compared to Won 1,067.3 billion and Won 572.1 billion, respectively, as of December 31, 2008. These increases were primarily attributable to the increase in purchases of new handsets on installment payment plans, which has required, and may continue to require, our capital resources.

Severance Payments.  The total accrued and unpaid retirement and severance benefits for our employees as of December 31, 2009 of Won 57.6 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 76.4 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 2(r) of the notes to our consolidated financial statements.

Dividends.  Total payments of cash dividends amounted to Won 581.3 billion in 2007, Won 682.5 billion in 2008 and Won 681.5 billion in 2009.

In March 2010, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 607.7 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2009, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
			Less
			Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years
	(In billions of Won)

Bonds
Principal	~~W~~	5,017.8	~~W~~	575.1	~~W~~	2,018.0	~~W~~	1,087.7	~~W~~	1,337.0
Interest		1,224.1		243.2		320.4		203.1		457.4
Long-term borrowings
Principal		857.0		12.3		721.2		123.5		—
Interest		51.0		30.2		19.5		1.3		—
Capital lease obligations
Principal		148.3		70.6		76.8		0.9		—
Interest		14.2		9.1		5.1		—		—
Operating leases		2.7		1.4		1.3		—		—
Facility deposits		13.0		7.5		—		—		5.5
Derivatives		70.8		36.3		34.5		—		—
Other long-term payables(2)
Principal		320.0		150.0		170.0		—		—
Interest		16.5		10.8		5.7		—		—
Short-term borrowings		677.2		677.2		—		—		—

Total contractual cash obligations	~~W~~	8,412.6	~~W~~	1,823.7	~~W~~	3,372.5	~~W~~	1,416.5	~~W~~	1,799.9

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of IMT-2000 license. See note 8 of the notes to our consolidated financial statements.

See note 22 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 34 and 35 of our notes to consolidated financial statements.

Our net income in 2007 under U.S. GAAP is lower than under Korean GAAP by Won 111.2 billion, primarily due to the differing treatment of unrealized gains or losses on the valuation of convertible notes receivable and the differing treatment of nonrefundable activation fees under U.S GAAP, partially offset by the differing treatment of reclassification of our investment in the common stock of SK C&C, reversal of goodwill amortization and the tax effect of reconciling items under U.S. GAAP. Our net income in 2008 under U.S. GAAP is lower than net income under Korean GAAP by Won 20.6 billion, primarily due to the differing treatment of valuation of currency and interest rate swaps and loss on impairment of goodwill under U.S. GAAP, partially offset by differing treatment in loss on impairment of investment securities, the reversal of goodwill amortization, scope of consolidation and reclassification of our investment in the common stock of SK C&C under U.S. GAAP. Our net income in 2009 under U.S. GAAP is higher than net income under Korean GAAP by Won 301.1 billion, primarily due to the differing treatment of unrealized gains or losses on the valuation of convertible bonds payable, the reversal of goodwill amortization and valuation of currency and interest rate swap, partially offset by remeasuring our previously held equity interest in SK Broadband at its acquisition-date fair value and reclassification of our investment in the common stock of SK C&C under U.S. GAAP.

Our shareholders’ equity as of December 31, 2007, 2008 and 2009 under U.S. GAAP is higher than under Korean GAAP by Won 1,210.0 billion, Won 737.6 billion and Won 1,916.1 billion, respectively, in each case, primarily due to increases from the differing treatment of additional equity investment in subsidiaries, reversal of goodwill amortization and tax effect of the reconciling items, partially offset by decreases from the differing treatment of goodwill impairment, nonrefundable activation fees in 2009 and scope of consolidation. The non-controlling interest in a subsidiary shall be reclassified to an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. As a result of such retroactive application, the presentation of our shareholders’ equity in this annual report under U.S. GAAP is higher than those presented in our annual report for 2008.

New Accounting Pronouncements under U.S. GAAP

In December 2007, the Financial Accounting Standards Board (“FASB”) amended the accounting and disclosure guidance for business combinations. The amendment applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. The amendment modifies the prior accounting provisions for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree at the acquisition-date fair value. In addition, it requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. The amendment also modifies prior accounting provisions for certain acquired income tax assets and liabilities. Amended guidance was effective for new acquisitions consummated on or after January 1, 2009, and we have accounted for the business combinations occurred on or after January 1, 2009 in accordance with this new guideline.

In June 2009, the FASB amended the derecognition provisions in the accounting guidance for transfers and servicing, including the removal of the concept of qualifying special-purpose entities (“QSPEs”). The amendment also includes amendments to initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets and additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. The amended derecognition provisions will be effective for financial asset transfers occurring after the beginning of the first fiscal year that begins after November 15, 2009 or January 1, 2010 for us. We are currently assessing the potential impact of the guidance upon its effectiveness.

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. This amendment requires ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE. It also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. Also, additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets will be required. This amendment is effective January 1, 2010, at which time any QSPEs will also be evaluated for consolidation in accordance to this amendment. Amendments on how to account for transfers of financial assets will apply prospectively to transfers occurring on or after the effective date. We are currently assessing the potential impact of the amendment upon its effectiveness.

In September 2009, the FASB issued additional guidance on Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The guidance discusses how to use a net asset value per share to estimate the fair value on investments in investment vehicles such as hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles and fund of funds. Investors may use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This approach is deemed to be a “practical expedient” for investors in investment companies as the GAAP fair-value measurement framework defines an asset’s fair value as its current exit price. The guidance has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. The guidance was effective December 31, 2009. The adoption of this guidance did not have a material effect on our financial condition, results of operations or cash flows.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. We are currently assessing the potential impact of the guidance upon its effectiveness.

In March 2010, the FASB issued guidance on scope exception related to embedded credit derivatives. The guidance clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. The guidance allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. The new accounting guidance is effective July 1, 2010. We do not expect the new accounting guidance to have any impact on the consolidated financial statements.

In October 2009, the FASB amended guidance on multiple deliverable revenue arrangement. As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor specific objective evidence nor third-party evidence is available. The amendments also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently assessing the potential impact of the amendment upon its effectiveness.

Significant Changes in Korean GAAP

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

Transition to IFRS Starting in 2011

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), pursuant to which all listed companies in Korea will be required to prepare their annual financial statements under Korean IFRS beginning in 2011. All standards and interpretations issued by the International Accounting Standards Board (“IASB”), and the International Financial Reporting Interpretations Committee have been adopted by the Korean IFRS. In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010.

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

Our intangible assets include the WCDMA frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 29, 2003. Because WCDMA presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the WCDMA frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the WCDMA frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the WCDMA frequency usage right for 2009.

Provision for Point Program and Handset Subsidy

For its marketing purposes, we grant Rainbow Points and Point Box Points to our subscribers based on their usage of our services. Points are provided based on the historical usage experience and our marketing policy. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points usage duration from the end of the reporting period. Points expire after 5 years and all unused points are expired on their fifth anniversary.

We provide handset subsidies to the subscribers who purchase handsets on an installment basis. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid.

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

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2007		2008		2009
	(In billions of Won)

Internal R&D Expenses	~~W~~	218.7	~~W~~	226.7	~~W~~	236.3
External R&D Expenses		74.4		73.0		56.9
Total R&D Expenses	~~W~~	293.1	~~W~~	299.7	~~W~~	293.2

Our total research and development expenses were approximately 2.5% in 2007, 2.1% in 2008 and 2.0% in 2009, respectively, of operating revenue.

Our external research and development expenses have been influenced by the Ministry of Knowledge Economy, which makes annual recommendations concerning our minimum level of contribution to the Government-run Fund for Development of Information and Telecommunications. The minimum level of contribution recommended by the Ministry of Knowledge Economy was 0.75% for each of 2007, 2008 and 2009. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. We spent approximately Won 236.3 billion on internal research and development in 2009.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into three core areas:

•	The access technology R&D center, which has pioneered the development of 3G and 3.5G technologies. This center is developing next-generation technologies with a view toward leading global standardization of mobile telecommunications technologies. Current projects include the development of multimedia handsets and location-based services, as well as development of network technologies, with respect to, among other things, WiBro, personal area network, ubiquitous sensor and broadband convergence networks. In anticipation of the evolution of 4G technology, the access technology R&D center also plans to develop core 4G technologies such as technologies using smart antenna and multi-frenquencies and the user-friendly 4G network. We intend to prepare an optimization plan to accommodate all evolution possibilities of WiMax and LTE technologies.

•	The service technology R&D center, which focuses on improving the quality and operation of our core networks; building a flexible service infrastructure that will support the introduction of new products and services and enable easy maintenance; and developing new services based on customer needs. Specifically, this center has been developing an array of value-added services, including COLORing services and developing new wireless data and convergent products and services.

•	The technology innovation center, which is responsible for developing and maintaining our overall management and information technology infrastructure, including billing and subscriber information security systems. The information technology R&D center is also currently upgrading our customer relationship management system.

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

None.

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

As required under relevant Korean laws and our articles of incorporation, we have a committee for recommendation of independent non-executive directors within the board of directors, the Independent Director Nomination Committee. Independent non-executive directors are appointed from among those candidates recommended by the Independent Director Nomination Committee.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other
					Principal
	Date of	Director	Expiration		Directorships	Business
Name	Birth	Since	of Term	Position	and Positions	Experience

Man Won Jung	Oct. 5, 1952	2009	2012	President, Chief Executive Officer & Representative Director	—	CEO & President, SK Networks; Vice President, Internet Business Divisional Group, SK Telecom; Vice President, Customer Business Development Group, SK Corporation
Ki Heung Cho	Jan. 5, 1959	2010	2013	President, GMS business, SK Telecom	—	Vice President, Head of Corporate Management, SK Corporation; President and COO, SK Networks

Our current non-standing directors are as set forth below:

					Other
					Principal
	Date of	Director	Expiration		Directorships	Business
Name	Birth	Since	of Term	Position	and Positions	Experience

Jae Won Chey	May 16, 1963	2009	2012	Vice Chairman & CEO, SK Holdings Vice Chairman & CEO, SK Gas Vice Chairman & CEO, SK E&S		Executive Vice President, Head of Corporate Center, SK Telecom; Executive Vice President, Head of Strategic Support Division, SK Telecom
Hyun Chin Lim	Apr. 26, 1949	2009	2012	Independent Non-executive Director	Dean, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, Faculty of Liberal Education, Seoul National University; President, Korean Association of NGO Studies
Dal Sup Shim	Jun. 27, 1950	2010	2013	Independent Non-executive Director	Auditor, Korea Technology Investment Corp.	Auditor, Korea Credit Guarantee Fund; Financial Attaché, Korean Embassy in the United States; Audit Officer, Korea Customs Service; Tax & Customs Office, Ministry of Strategy and Finance (formerly Ministry of Finance and Economy)
Rak Young Uhm	Jun. 23, 1948	2008	2011	Independent Non-executive Director	Visiting Professor Graduate School of Public Administration, Seoul National University	Independent Non-executive Director, Tong Yang Insurance Co., Ltd., Non-Standing Director KOTRA; President, Korea Development Bank
Jay Young Chung	Oct. 15, 1944	2008	2011	Independent Non-executive Director	Non-Executive Director of Corporate Citizenship Committee, SK Telecom	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2009 totaled approximately Won 6.7 billion.

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

In March 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares. In 2002, 70 officers were granted options to purchase 65,730 common shares. The exercise price for the shares is Won 267,000. Each stock option agreement also provides for adjustments to the amount and exercise price of the shares in cases where the share price may become diluted as a result of issuance of new shares, stock dividends or mergers. No officer exercised the option to purchase for shares granted in 2002. The board of directors may, by resolution, cancel any director’s or officer’s stock options under certain circumstances. Since 2003, none of our directors and officers have been granted options to purchase our common shares.

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

Our audit committee is composed of four independent non-executive directors: Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung, each of whom are financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Jae Ho Cho is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert”.

Independent Director Nomination Committee

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

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director and three independent directors.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of all independent directors, Hyun Chin Lim, Dal Sup Shim, Rak Young Uhm, Jay Young Chung and Jae Ho Cho.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of one executive director and three independent directors.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2007	7,524	1,961	9,485
December 31, 2008	8,964	1,662	10,626
December 31, 2009	9,298	1,416	10,714

Labor Relations

As of December 31, 2009, we had a company union comprised of 9,298 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations completed in November 2008 resulted in an average wage increase of 2% for 2008 from 2007. Our wage negotiations completed in June 2009 resulted in a wage freeze for 2009. Our wage negotiations for 2010 has not commenced yet. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date. As of March 31, 2009, the employee stock ownership association owned approximately 0.56% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2009, the accrued and unpaid retirement and severance benefits of Won 134.0 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 76.4 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Korean Intra-Company Labor Welfare Fund Law, we may also contribute up to 5% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2007, which was decided in December 2007, was set at 0.9% of our earnings before tax, or Won 20.0 billion. The contribution amount for 2008, which was decided in December 2008, was set at 2.6% of our earnings before tax, or Won 40 billion. The contribution amount for 2009 has not been decided as of the date of this filing.

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

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of June 1, 2010:

			Percentage of
		Number of	Total	Special
		Shares	Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors:
Man Won Jung	President, Chief Executive Officer and Representative Director	5,500	0	None	None
Ki Heung Cho	President, GMS business, SK Telecom	0	0	None	None
Non-Standing Directors:
Jae Won Chey	Independent Non-executive Director	0	0	None	None
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dal Sup Shim	Independent Non-executive Director	0	0	None	None
Rak Young Uhm	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Ho Cho	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of December 31, 2009, approximately 57.6% of our issued shares were held in Korea by approximately 46,000 shareholders. The following table sets forth certain information as of the close of our shareholders’ registry on December 31, 2009 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
Shareholder/Category	Shares	Issued	Outstanding

Domestic Shareholders
SK Holdings	18,748,452	23.22%	25.92%
Employees(1)	467,924	0.58	0.65
Treasury shares(1)(2)	8,400,712	10.40	N/A
Officers and Directors	15,167	0 *	0 *
Other Domestic Shareholders	18,917,648	23.43	26.15
Foreign Shareholders	34,195,808	42.35	47.26
Total Issued Shares(3)	80,745,711	100.00%	—
Total Outstanding Shares(4)	72,344,999	—	100.00%

*	Less than 0.00%.

(1)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees”.

(2)	Treasury shares do not have any voting rights; includes 1,999,997 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$332.5 million in 1.75% convertible notes that were sold in April 2009.

(3)	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 common shares. As a result of such retirement of common shares, the total number of shares decreased to 80,745,711 from 89,278,946 which is the total number of shares issued to date.

(4)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2007	2008	2009
	(As a percentage of total issued shares)(1)

SK Group(2)	23.09%	23.09%	23.22%
SK Holdings	21.75	23.09	23.22
SK Networks	1.34	0	0
POSCO(3)	2.88	2.88	2.90

(1)	Includes 8,526,252, 8,609,034 and 8,707,696 shares held in treasury as of December 31, 2007, 2008 and 2009, respectively.

(2)	SK Group’s ownership interest as of December 31, 2007 consisted of the ownership interests of SK Holdings and SK Networks. SK Group’s ownership interest as of December 31, 2008 and 2009 consisted of the ownership interest of SK Holdings only.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

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

As of March 31, 2010, SK Holdings held 23.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of May 31, 2010, the total number of shares of our common stock outstanding was 72,344,999.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

In September 2009, we acquired the leased-line business and related ancillary businesses from SK Networks for Won 892.95 billion. We assumed Won 620.2 billion of debt as part of the transaction. Prior to such acquisition, KT and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

As of December 31, 2009, we had Won 5.2 billion of accounts receivables from SK Network. As of the same date, we had Won 281.3 billion of accounts payable to SK Networks, mainly consisting of leased line charges and commissions to dealers owned by SK Networks.

Other Related Parties

On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Holdings at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2009, POSCO owned 2.9% of our shares.

We are a party to an agreement with SK C&C pursuant to which SK C&C provides us with system maintenance services. This agreement will expire on December 31, 2013. We also enter into agreements with SK C&C from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 251.4 billion in 2007, Won 273.3 billion in 2008 and Won 317.5 billion in 2009. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 205.7 billion for 2007, Won 232.2 billion for 2008 and Won 237.5 billion in 2009. We are a party to several service agreements with SK C&C relating to the development and maintenance of our information technologies systems.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders” As disclosed in note 24 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2009. All other loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than the normal risks of non-collection or present other unfavorable features.

In March 2005, we invested Won 14.4 billion to purchase 8,000,000 shares, representing a 21.5% equity stake, in iHQ, Inc., or iHQ, one of Korea’s largest entertainment companies and the controlling shareholder of YTN Media, Inc. In 2006, as a result of an additional increase in our equity interest, iHQ became a consolidated subsidiary. In July 2007, we further invested Won 10 billion in iHQ, increasing our equity interest to 37.1%. In accordance with the resolution of the board of directors in April 2010, we entered into an agreement pursuant to which we will sell 10,930,844 shares of iHQ’s common stock at Won 1,700 per share in the Korean over-the-counter market. The estimated total sales price is Won 18,582,435,000. After such sale, our equity stake in iHQ will decrease to 9.99%.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-108.

Legal Proceedings

FTC Proceedings

In December 2006, the FTC fined us Won 330 million in respect of certain allegedly anti-competitive tactics we employed in connection with MelOn, our digital music portal. We paid such fine in April 2007 and filed an appeal at the Seoul High Court, an appellate court, which found in our favor. The case is currently pending before the Supreme Court of Korea.

In January 2009, the FTC fined us Won 1.3 billion for our activities allegedly restricting competition in markets for wireless Internet services. We paid such fine in March 2009. In February 2009, the FTC fined us Won 500 million for our activities allegedly restricting competition in markets for personal digital assistant, or PDA, devices. We paid such fine in April 2009 and filed an appeal at the Seoul High Court. The Seoul High Court entered a judgment in our favor in April 2010. The FTC appealed and the case is currently pending before the Supreme Court of Korea.

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

On December 30, 2008, we were fined in the amount of Won 50 million for a violation of Telecommunications Law involving the mismanagement of privacy policy. We paid such fine in January 2010.

On October 13, 2009, the KCC ordered us to pay Won 140 million and publish a newspaper notice in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and our failure to verify the required documents. We paid such fine in November 2009.

SK Broadband Litigation

Since April 2008, customers of SK Broadband (then Hanarotelecom Incorporated) have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. The plaintiffs also alleged that current and former employees were involved in the sale of subscribers’ personal information, including resident registration identification numbers, telephone numbers and mailing addresses. As of March 1, 2010, the number of plaintiffs was 23,821 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.1 billion. The case is currently pending before the Seoul Central District Court.

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

					Number of
	Dividend		Total Amount		Shares Entitled
Year Ended December 31,	per Share		of Dividends		to Dividend
	(In Won)		(In billions of Won)

2005	~~W~~	9,000	~~W~~	662.5	73,614,296
2006		8,000		582.4	72,667,459
2007		9,400		682.4	72,584,677
2008		9,400		682.0	72,524,203
2009		9,400		680.0	72,344,999

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

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2009, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 72.3 billion.

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

The principal trading market for our common stock is the KRX KOSPI Market. As of May 31, 2010, 72,344,999 shares of our common stock were outstanding.

The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of June 1, 2010, ADSs representing approximately 24,000,810 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX KOSPI Market since January 1, 2005:

				Average Daily
	Prices			Trading
Calendar Year	High(1)	Low(1)	Close	Volume
	(Won per shares)			(Number of shares)

2005	216,500	163,500	181,000	186,239
First Quarter	200,500	171,000	171,000	202,857
Second Quarter	192,500	163,500	182,000	137,021
Third Quarter	216,500	178,500	202,500	156,019
Fourth Quarter	209,500	181,000	181,000	249,550
2006	235,000	177,000	222,500	190,565
First Quarter	203,500	177,000	192,500	177,491
Second Quarter	235,000	190,000	204,000	216,607
Third Quarter	204,500	181,000	201,500	204,167
Fourth Quarter	233,000	195,000	222,500	163,534
2007	274,000	188,500	249,000	244,056
First Quarter	223,000	190,500	191,500	206,155
Second Quarter	215,000	188,500	213,000	220,091
Third Quarter	221,000	192,000	210,000	198,816
Fourth Quarter	274,000	204,500	249,000	349,701
2008	232,000	178,000	209,000	322,706
First Quarter	232,000	178,500	186,500	330,196
Second Quarter	212,000	180,000	190,500	265,973
Third Quarter	210,500	178,000	205,500	317,506
Fourth Quarter	227,500	187,500	209,000	374,768

				Average Daily
	Prices			Trading
Calendar Year	High(1)	Low(1)	Close	Volume
	(Won per shares)			(Number of shares)

2009
First Quarter	218,000	180,500	192,000	231,340
Second Quarter	183,500	170,500	174,000	278,545
Third Quarter	185,500	166,600	182,500	242,112
Fourth Quarter	190,500	169,500	169,500	171,571
2010 (through June 25)
First Quarter
January	188,000	168,500	183,000	263,166
February	179,500	172,500	172,500	145,349
March	181,000	170,500	173,500	191,306
Second Quarter (through June 25)
April	179,500	170,000	172,000	151,593
May	174,000	157,500	163,500	127,871
June (through June 25)	172,500	160,500	162,500	199,596

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2005:

				Average Daily
	Prices			Trading
Calendar Year	High	Low	Close	Volume
	(US$ per ADS)			(Number of ADSs)

2005	23.14	18.96	20.29	882,342
First Quarter	22.19	19.41	19.72	798,390
Second Quarter	21.84	18.96	20.40	618,870
Third Quarter	23.14	20.06	21.84	1,071,227
Fourth Quarter	21.95	19.74	20.29	1,039,398
2006	27.70	20.62	26.48	866,527
First Quarter	24.56	20.62	23.59	952,819
Second Quarter	27.70	22.54	23.42	1,045,503
Third Quarter	24.16	21.14	23.63	789,033
Fourth Quarter	27.42	22.89	26.48	680,124
2007	33.33	22.46	29.84	1,379,370
First Quarter	26.41	22.46	23.42	1,046,780
Second Quarter	28.02	23.41	27.35	1,498,295
Third Quarter	30.30	26.15	29.70	1,498,032
Fourth Quarter	33.33	29.00	29.84	1,462,495

				Average Daily
	Prices			Trading
Calendar Year	High	Low	Close	Volume
	(US$ per ADS)			(Number of ADSs)

2008	27.96	14.63	18.18	1,762,329
First Quarter	27.96	19.90	21.61	1,992,134
Second Quarter	23.47	20.67	20.77	1,106,308
Third Quarter	22.29	18.68	18.82	1,663,854
Fourth Quarter	19.51	14.63	18.18	2,297,794
2009
First Quarter	18.35	12.59	15.45	1,280,533
Second Quarter	16.73	14.84	15.15	1,161,833
Third Quarter	17.50	14.82	17.45	990,400
Fourth Quarter	18.64	15.97	16.26	1,788,667
2010 (through June 25)
First Quarter
January	18.53	16.35	17.33	1,677,400
February	17.36	15.99	16.68	1,388,700
March	17.92	16.52	17.26	1,409,500
Second Quarter (through June 25)
April	18.63	17.30	18.51	1,378,300
May	18.54	14.88	15.55	1,629,300
June (through June 25)	16.25	15.10	15.29	1,779,300

The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange Inc. as a joint stock company. There are three different markets run by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market (the “KRX KOSDAQ Market”), and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Securities Dealers Association. Currently, the Korea Exchange is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of June 25, 2010, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 953.1 trillion. For the year ended December 31, 2009, the average daily trading volume of equity securities was approximately 485.7 million shares with an average transaction value of Won 5,795.6 billion. For the period from January 1, 2010 through June 25, 2010 the average trading volume of equity securities was approximately 404.4 million shares with an average trading value of Won 5,261.5 billion.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers an excess capacity in a particular industry and induced private companies to publicly offer their securities.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
					Dividend
					Yield(1)	Price
Year	Opening	High	Low	Closing	(%)	Earnings

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.17	23.7
2010 (through June 25)	1,681.71	1,739.87	1,630.4	1,732.03	1.31	15.21

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 1,732.03 on June 25, 2010.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the
	Last Day of Each Period					Average Daily Trading Volume, Value
	Number of
	Listed	(Billions of		(Millions of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		US$)(1)		Shares	Won)		US$)(1)

1981	343	~~W~~	2,959	US $	4,223	10,565	~~W~~	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010 (through June 25)	771		953,100		784,380	303,712		4,700,317		3,868,255

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

Currently, foreigners are permitted to invest in securities including shares of most Korean companies that are not listed on the KRX KOSPI Market or the KRX KOSDAQ Market and in bonds that are not listed.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on March 12, 2010, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	development, management and leasing of real estate properties;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	tourism;

•	electronic financial services business;

•	film business (production, import, distribution and screening);

•	lifetime education and management of lifetime educational facilities;

•	electric engineering business;

•	information- and communication-related engineering and construction business;

•	ubiquitous city construction and related service business; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of May 31, 2010, 80,745,711 common shares were issued, of which 8,400,712 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Board of Directors

Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request of three or more directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the independent non-executive directors is required for certain matters, which include:

•	investment by us or any of our subsidiaries in a foreign company in equity or acquisition of such foreign company’s other overseas assets in an amount equal to 5.0% or more of our shareholders’ equity under our most recent balance sheet; and

•	contribution of capital, loans or guarantees, acquisition of our subsidiaries’ assets or similar transactions with our affiliated companies in excess of Won 10 billion through one or a series of transactions.

Resolutions of the board are adopted in the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present. No director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of the holders of the majority of the voting shares present at such meeting is obtained and if such majority also represents at least one-fourth of the total number of shares outstanding. Under the Financial Investment Services and Capital Markets Act, unless stated otherwise in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation permit cumulative voting for the election of directors.

The term of office for directors is until the close of the third annual general shareholders meeting convened after he or she commences his or her term. Our directors may serve consecutive terms and our shareholders may remove them from office at any time by a special resolution adopted at a general meeting of shareholders.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares. For a detailed discussion of our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information — Dividends .”

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of March 31, 2010, approximately 0.6% of the issued shares were held by members of our employee stock ownership association.

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

Holders of non-voting preferred shares may request a general meeting of shareholders only after the non-voting shares become entitled to vote or “enfranchised,” as described under “— Voting Rights” below.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Mail Business Newspaper, both published in Seoul, for this purpose. Shareholders who are not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders.

Our general meetings of shareholders have historically been held in or near Seoul.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder in which we own more than 10% equity interest, either directly or indirectly, may not be exercised. The Korean Commercial Code and the Financial Investment Services and Capital Markets Act permit cumulative voting, which would allow each shareholder to have multiple voting rights corresponding to the number of directors to be appointed in the voting and to exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting for the election of directors.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting if such affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, and such affirmative votes must also represent at least one-third of our total voting shares then issued and outstanding:

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

In general, holders of non-voting preferred shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders.

However, in case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases which affect the rights or interests of the non-voting preferred shares, approval of the holders of non-voting preferred shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of non-voting preferred shares, where the affirmative votes also represent at least one-third of our total issued and outstanding non-voting shares. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting shares will become enfranchised and will be entitled to exercise voting rights beginning at the next general meeting of shareholders to be held after the declaration of non-payment of dividends is made until such dividends are paid. The holders of enfranchised non-voting preferred shares will have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy. A shareholder may give proxies only to another shareholder, except that a corporate shareholder may give proxies to its officers or employees.

Holders of ADR’s exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying common shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the common shares underlying their ADSs.

Limitation on Shareholdings

The Telecommunications Business Act prohibits foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) from owning more than 49% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15% or more of such Korean entities’ outstanding voting stock are deemed foreigners. A foreigner who has acquired shares of our voting stock in excess of such limitation may not exercise the voting rights with respect to the shares exceeding such limitation and may be subject to the KCC’s corrective orders.

Rights of Dissenting Shareholders

Under Financial Investment Services and Capital Market Act, in some limited circumstances, including the transfer of all or a significant part of our business or our merger or consolidation with another company (with certain exceptions), dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders, including holders of non-voting shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Then, within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of such dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KRX KOSPI Market for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the KRX KOSPI Market for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily share price on the KRX KOSPI Market for the one week period before the date of the adoption of the relevant resolution. However, a court may determine the purchase price if we or dissenting shareholders do not accept the purchase price.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission of Korea and the Korea Exchange (1) an annual securities report within 90 days after the end of our fiscal year, (2) a mid-year report within 45 days after the end of the first six months of our fiscal year, and

(3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial Services Commission of Korea and the Korea Exchange.

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

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Korean citizens. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.

Restrictions Applicable to Shares

Pursuant to the Telecommunications Business Act, the maximum aggregate foreign shareholding in us is limited to 49.0%. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by non-residents or non-Korean citizens. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations”.

Acquisition of Shares by Us

We generally may not acquire our own shares except in certain limited circumstances, including a reduction in capital. Under the Korean Commercial Code, except in the case of a reduction of capital, any shares acquired by us must be sold or otherwise transferred to a third party within a reasonable time.

Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act, a listed company may acquire its shares of common stock through purchases on the Korea Exchange or through a tender offer or pursuant to trust agreements with financial investment companies with a trust license. The aggregate purchase price for the shares of such common stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

In general, corporate entities in which we own a 50% or more equity interest may not acquire our common stock. On October 26, 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. In October 2007, in accordance with the approval of our board of directors, we extended the terms of such trust funds until October 2010, but the total amount of funding was reduced to Won 982 billion. As of June 1, 2010, we have not decided whether to extend the trust funds. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources”.

Liquidation Rights

In the event of our liquidation, remaining assets after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to their shareholdings. Holders of non-voting shares have no preference in liquidation. Holders of debt securities have no preference over other creditors in the event of liquidation.

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

American Depositary Receipts

The ADR depositary may execute and deliver ADR’s evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary’s custodian in Seoul. Korea Securities Depository is the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian”. The Custodian is located at 1328 Paeksok-Dong, Ilsan-Ku, Koyang, 411-770, Kyunggi-Do, Seoul, 150-884, Korea. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADR’s are registered on the books of the registrar as holders of ADR’s.

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of June 1, 2010. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of June 1, 2010, the outstanding ADSs represented approximately 24,000,810 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3% of our shares of common stock.

The shares of common stock underlying the ADSs are delivered to the ADR depositary’s Custodian in book-entry form. Accordingly, no share certificates will be issued but the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes, the ADR depositary will register the appropriate number of ADSs in the names you designate. The ADR depositary and the ADR depositary’s Custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of incorporation or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law.

You may surrender your ADR’s to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside the United States, of the shares of common stock evidenced by the ADR’s and any other property at the time represented by ADR’ you surrendered. If you surrender an ADR evidencing a number of ADSs not evenly divisible by nine, the ADR depositary will deliver the appropriate whole number of shares of common stock represented by the surrendered ADSs and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

If you request withdrawal of shares of common stock, you must deliver to the ADR depositary a written order directing the ADR depositary to cause the shares of common stock being withdrawn to be delivered or to cause such delivery upon the written order of the person designated in your order, subject to applicable Korean laws and the provisions of the deposit agreement.

Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADS. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADSs (even if the cancellation occurs before the termination of the pre-release). The ADR depositary may pre-release ADSs only under the following circumstances:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the ADR depositary in writing that the person, or, in case of an institution its customer, owns the shares of common stock or ADSs to be deposited and show evidence of the ownership to the ADR depositary’s satisfaction;

•	before or at the time of such pre-release, the person to whom the pre-release is being made must agree in writing that he or she will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or Custodian, reflect on his or her records the ADR depositary as owner of such shares of common stock or ADSs and deliver such shares of common stock upon the ADR depositary’s request;

•	the pre-release must be fully collateralized with cash or U.S. government securities;

•	the ADR depositary must be able to terminate the pre-release on not more than five business day’s notice; and

•	the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

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

In the event that the ADR depositary or the ADR depositary’s Custodian receives any distribution upon any deposited shares of common stock in property or securities (other than shares of common stock, non-voting preferred stock or rights to receive shares of common stock or non-voting preferred stock), the ADR depositary will distribute the property or securities to you in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, equitable and practicable. If the ADR depositary determines that any distribution of property or securities (other than shares of common stock, non-voting preferred stock or rights to receive shares of common stock or non-voting preferred stock) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable or practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

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

If a distribution by us consists of a dividend in, or free distribution of, shares of non-voting preferred stock, the ADR depositary will deposit such shares of non-voting preferred stock under a non-voting preferred stock deposit agreement to be entered into among us, the ADR depositary and all holders and beneficial owners of depositary shares. The ADR depositary will deliver to you, in proportion to your holdings of ADSs, depositary shares issued under the non-voting preferred stock deposit agreement representing the number of non-voting shares received as such dividend or distribution. If the ADR depositary deems such distribution for any reason is not feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem equitable and practicable, including by public or private sale of all or part of the nonvoting shares received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole depositary shares. We are not obligated to list depositary shares representing non-voting shares on any exchange.

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

If we issue any rights with respect to non-voting shares, the securities issuable upon any exercise of such rights by holders or beneficial owners will be depositary shares representing those non-voting shares issued under the provisions of a non-voting preferred stock deposit agreement.

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

Inspection of Transfer Books

The ADR depositary will keep books at its principal New York office, which is currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, for the registration and transfer of ADR’s. You may inspect the books of the ADR depositary as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADR’s.

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

Notices to you under the deposit agreement will be deemed to have been duly given if personally delivered or sent by mail or cable, telegraph or facsimile transmission, confirmed by letter, addressed to you at your address as it appears on the transfer books of the ADR depositary or at such other address as you have notified the ADR depositary.

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

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the Custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, represent the right to receive the new deposited shares of common stock, unless additional ADR’s are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADR’s to be exchanged for new ADR’s.

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

If any ADR’s remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

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

Charges of ADR Depositary

The fees and expenses of the ADR depositary as agreed between us and the ADR depositary include:

•	taxes and other governmental charges;

•	registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the Custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telegraph and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency into Dollars under the deposit agreement;

•	a fee of up to US$5.00 per 100 ADSs, or portion thereof, for execution and delivery of ADSs and the surrender of ADR’s under the deposit agreement; and

•	a fee of up to US$0.02 per ADS held for cash distributions, a sale or exercise of rights or the taking of any other corporate action involving distributions to shareholders.

For a detailed description of fees and charges payable by the holders of ADSs under the deposit agreement, see “Item 12.D. American Depositary Shares — Fees and Charges under the Deposit Agreement”.

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

The ADSs are transferable on the books of the ADR depositary, provided that the ADR depositary may, after consultation with us, close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery of any ADSs, registration of transfer, split-up, combination of any ADR or surrender of any ADS for the purpose of withdrawal of deposited shares of common stock, the ADR depositary or the Custodian may require payment from the depositor of the shares of common stock or a holder of ADSs of a sum sufficient to reimburse the ADR depositary for any tax or other governmental charge and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADSs.

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

The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed or, if that action is deemed necessary or advisable by us or the ADR depositary, at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in “Deposit and Withdrawal of Shares of Common Stock” above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADR’s and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with (1) temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders’ meeting or the payment of dividends, (2) payment of fees, taxes and similar charges, or (3) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

Governing Law

The deposit agreement and the ADR’s will be interpreted under, and all rights under the deposit agreement or the ADRs are governed by, the laws of the State of New York.

We have irrevocably submitted to the non-exclusive jurisdiction of New York State or United States Federal Courts located in New York City and waived any objection to legal actions or proceedings in these courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

This submission was made for the benefit of the ADR depositary and the holders and will not limit the right of any of them to take legal actions or proceedings in any other court of competent jurisdiction nor will the taking of legal actions or proceedings in one or more jurisdictions preclude the taking of legal actions or proceedings in any other jurisdiction (whether concurrently or not), to the extent permitted under applicable law.

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

We have not entered into any material contracts since January 1, 2007, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 24 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources”.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our common shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a “major shareholder”) must report the status of his or her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he or she becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the

Korea Exchange by the fifth business day of any changes in his or her shareholding. Violations of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery of shares in Korea in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service, as described below. The acquisition of the shares by a foreigner must be reported by the foreigner or his or her standing proxy in Korea immediately to the Governor of the Financial Supervisory Service.

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

In addition, we are required to file a securities registration statement with the Financial Services Commission and such securities registration statement has to become effective pursuant to the Financial Investment Services and Capital Markets Act in order for us to issue shares represented by ADSs, except in certain limited circumstances.

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

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the KRX KOSPI Market and the KRX KOSDAQ Market, such acquisition or sale of shares must be reported by the foreign investor or such foreign investor’s standing proxy to the Governor of the Financial Supervisory Service, or the Governor, at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX KOSPI Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than his, her or its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on his, her or its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. The Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his, her or its custodian deposits the shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the

Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3.0% of the total number of shares in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Knowledge Economy of Korea, which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Act. The Telecommunications Business Act generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. A foreigner who has acquired shares in excess of such restriction described above may not exercise the voting rights with respect to the shares exceeding such limitations and may be subject to corrective orders.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to make a portfolio investment in shares of a Korean company listed on the KRX KOSPI Market or the KRX KOSDAQ Market must designate a foreign exchange bank at which he, she or it must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s financial investment companies with a securities dealing, brokerage or collective investment license or the investor’s Won account. Funds in the investor’s Won account may be transferred to such investor’s foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the tax authorities by the foreign exchange bank at which the Won account is maintained. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2009 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

Exchange Rate and Interest Rate Risks

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$100 million borrowed in October 2006, Yen 12.5 billion borrowed in November 2007, US$150 million borrowed in November 2008. We have also entered into floating-to-fixed interest rate swap contracts to hedge the interest rate risks of a floating rate discounted bill with face amounts totaling Won 200 billion borrowed in June 2006 and long-term floating rate borrowings with face amounts totaling Won 500 billion borrowed in July and August 2008. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of our investment in U.S. dollar-denominated equity securities of China Unicom and long-term borrowing of US$400 million borrowed in July 2007. The fixed-to-fixed cross currency swap contract to hedge the foreign currency risks of our investment in China Unicom has expired following the sale of all of our equity stake in China Unicom in 2009.

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

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 3.48% or Won 162.5 billion as of December 31, 2009.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2009:

	Maturities
	2010		2011		2012		2013		2014		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)

Local currency:
Fixed rate	~~W~~	548.6	~~W~~	545.1	~~W~~	8.8	~~W~~	446.9	~~W~~	193.2	~~W~~	850.6	~~W~~	2,593.2	~~W~~	2,604.3
Average weighted rate(1)		6.14%		6.06%		4.77%		5.72%		5.22%		5.39%
Variable rate		540.2		700.0		—		—		—		—		1,240.2		1,240.2
Average weighted rate(1)		5.65%		3.86%		0.00%		0.00%		0.00%		0.00%
Sub-total		1,088.9		1,245.1		8.8		446.9		193.2		850.6		3,833.5		3,844.5
Foreign currency:
Fixed rate		—		349.4		594.7		—		349.4		458.9		1,752.4		1,871.5
Average weighted rate(1)		0.00%		4.25%		7.00%		0.00%		1.75%		6.63%
Variable rate		174.5		—		511.3		116.8		—		—		802.6		802.6
Average weighted rate(1)		3.31%		0.00%		2.54%		0.72%		0.00%		0.00%
Sub-total		174.5		349.4		1,106.1		116.86		349.4		458.9		2,555.1		2,674.1
Total	~~W~~	1,263.4	~~W~~	1,594.5	~~W~~	1,114.9	~~W~~	563.4	~~W~~	542.6	~~W~~	1,309.5	~~W~~	6,388.6	~~W~~	6,518.6

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% change in interest rates would result in a change of approximately 3.60% in the fair value of our liabilities resulting in a Won 156.4 billion change in their value as of December 31, 2009 and a Won 20,429 million annualized change in interest expenses.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Fees and Charges under Deposit Agreement

The ADR depositary will charge the party receiving ADSs up to $5.00 per 100 ADSs (or fraction thereof), provided that the ADR depositary has agreed to waive such fee as would have been payable by us in the case of (i) an offering of ADSs by us or (ii) any distribution of shares of common stock or any rights to subscribe for additional shares of common stock. The ADR depositary will not charge the party to whom ADSs are delivered against deposits. The ADR depositary will charge the party surrendering ADSs for delivery of deposited securities up to $5.00 per 100 ADSs (or fraction thereof) surrendered. The ADR depositary will also charge the party to whom any cash distribution, or for whom the sale or exercise of rights or other corporate action involving distributions to shareholders, is made with respect to ADSs up to $0.02 per ADS held plus the expenses of the ADR depositary on a per-ADS basis. We will pay the expenses of the ADR depositary and any entity acting as registrar for the shares only as specified in the deposit agreement. The ADR depositary will pay any other charges and expenses of the ADR depositary and the entity acting as registrar for the shares.

Holders of ADR’s must pay (i) taxes and other governmental charges, (ii) share transfer registration fees on deposits of shares of common stock, (iii) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares of common stock or holders of ADR’s and (iv) such reasonable expenses as are incurred by the ADR depositary in the conversion of foreign currency into United States dollars.

Notwithstanding any other provision of the deposit agreement, in the event that the ADR depositary determines that any distribution in property (including shares or rights to subscribe therefor or other securities) is subject to any tax or governmental charges which the ADR depositary is obligated to withhold, the ADR depositary may dispose of all or a portion of such property (including shares and rights to subscribe therefor) in such amounts and in such manner as the ADR depositary deems necessary and practicable to pay such taxes or governmental charges, including by public or private sale, and the ADR depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the holders of ADSs entitled thereto in proportion to the number of ADSs held by them respectively.

All such charges may be changed by agreement between the ADR depositary and us at any time and from time to time, subject to the deposit agreement. The right of the ADR depositary to receive payment of fees, charges and expenses shall survive the termination of this deposit agreement and, as to any depositary, the resignation or removal of such depositary pursuant to the deposit agreement.

For a detailed summary of the deposit agreement, see “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”.

Payments made by ADS Depositary

All fees and other direct and indirect payments reimbursed by the depositary are as following.

Year Ended
December 31,
2009
(In dollars)

Expenses for preparation of SEC filing and submission	$965,102
Listing Fees	$194,413
Education/ Training	$168,546
Corporate Action	$647,578
Miscellaneous	$96,481
Total	$2,072,120

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

At our annual shareholders’ meeting in March 2009, our shareholders elected the following three members of the Audit Committee: Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho. In addition, they determined and designated that Jae Ho Cho is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Jae Ho Cho is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our Audit Committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm Deloitte Anjin LLC for the year ended December 31, 2008 and 2009, respectively:

	Years Ended December 31,
	2008		2009
	(In millions of Won)

Audit Fees	~~W~~	1,687.0	~~W~~	2,185.3
Audit-Related Fees	~~W~~	—	~~W~~	252.2
Tax Fees	~~W~~	229.7	~~W~~	177.3
All Other Fees	~~W~~	—		—
Total	~~W~~	1,916.7	~~W~~	2,614.8

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2008 and 2009, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2008 and 2009, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2008 and 2009, respectively, for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2008 and 2009, respectively, primarily for business consulting.

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

The following table sets forth the repurchases of common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended December 31, 2009.

					Total Number of	Maximum Number of
					Shares Purchased as	Shares That May Yet
					Part of Publicly	be Purchased Under
	Total Number of		Average Price Paid		Announced Plans or	the Plans or
Period 2009	Shares Purchased		per Share		Program(2)	Program(2)

January	141,012	(1)	~~W~~	205,221	141,012	—
February	—			—	—	—
March	—			—	—	—
April	—			—	—	—
May	—			—	—	—
June	—			—	—	—
July	—			—	—	—
August	—			—	—	—
September	—			—	—	—
October	—			—	—	—
November	—			—	—	—
December	—			—	—	—
Total	141,012	(1)	~~W~~	205,221	141,012	—

(1)	Purchased through open market transactions.

(2)	On October 24, 2008, we announced a plan to repurchase up to 448,000 common shares during the period between October 27, 2008 and January 26, 2009. In January 2009, we completed the repurchase under this plan by purchasing the remaining 141,012 shares.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.
Executive Session
Listed companies must hold meetings solely attended by independent directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Nomination Committee composed of independent directors and management directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of four independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has four independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number		Description

1.1		Articles of Incorporation
2	.1*	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares
8	.1***	List of Subsidiaries of SK Telecom Co., Ltd.
12.1		Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1**	Framework Act on Telecommunications, as amended (English translation)
15	.2**	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation)
15	.3**	Telecommunications Business Act, as amended (English translation)
15	.4**	Enforcement Decree of the Telecommunications Business Act (English translation)
15	.5**	Amendment to the Government Organization Act

*	Filed previously as exhibits to our Form 20-F filed on June 30, 2006.

**	Filed previously as exhibits to our Form 20-F filed on June 30, 2008.

***	Filed previously as exhibits to our Form 20-F filed on June 30, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries at December 31, 2007, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 34 and 35 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Deloitte Anjin LLC

Seoul, Korea
June 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 (all expressed in Korean won) of the Company and our report dated June 23, 2010, expressed an unqualified opinion on those financial statements, and included explanatory paragraphs relating to (1) the translation of Korean won amounts to U.S. dollar amounts and (2) information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/  Deloitte Anjin LLC

Seoul, Korea
June 23, 2010

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2007, 2008 AND 2009

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2007		2008		2009		2009
	(In millions)						(In thousands)

ASSETS
CURRENT ASSETS :
Cash and cash equivalents, net of government subsidy of ~~W~~142 million, ~~W~~127 million and ~~W~~71 million as of December 31, 2007, 2008 and 2009 (Notes 2, 13 and 29)	~~W~~	885,847	~~W~~	1,011,340	~~W~~	953,855	$819,710
Short-term financial instruments (Notes 21 and 22)		148,103		368,490		351,675	302,217
Short-term investment securities (Notes 2 and 4)		736,643		372,913		376,723	323,743
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~93,551 million, ~~W~~150,320 million and ~~W~~233,078 million as of December 31, 2007, 2008 and 2009 (Notes 2, 13 and 24)		1,774,935		1,900,002		2,000,987	1,719,578
Short-term loans, net of allowance for doubtful accounts of ~~W~~6,845 million, ~~W~~7,599 million and ~~W~~5,058 million as of December 31, 2007, 2008 and 2009 (Notes 2, 6 and 13)		84,570		119,087		85,677	73,628
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~28,649 million, ~~W~~30,357 million and ~~W~~42,473 million as of December 31, 2007, 2008 and 2009 and present value discount of ~~W~~27,314 million and ~~W~~8,478 million as of December 31, 2008 and 2009 (Notes 2, 13 and 24)		948,322		1,346,056		2,075,949	1,783,998
Inventories (Notes 2, 3 and 23)		47,052		34,974		119,890	103,029
Prepaid expenses		108,552		127,432		143,414	123,245
Current deferred income tax assets (Notes 2 and 17)		36,383		27,786		205,291	176,420
Currency swap (Notes 2 and 27)		—		8,236		—	—
Advanced payments and other		42,665		106,131		57,170	49,129

Total Current Assets		4,813,072		5,422,447		6,370,631	5,474,697

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 7, 12, 22, 23 and 24)		4,969,354		7,437,689		8,165,879	7,017,470
Intangible assets, net (Notes 2, 8 and 12)		3,433,962		3,978,145		3,992,325	3,430,864
Long-term financial instruments (Note 21)		15,535		114		6,580	5,655
Long-term investment securities (Notes 2 and 4)		5,058,519		3,105,295		2,536,659	2,179,916
Equity securities accounted for using the equity method (Notes 2 and 5)		350,966		898,512		486,393	417,989
Long-term loans, net of allowance for doubtful accounts of ~~W~~23,079 million, ~~W~~26,376 million and ~~W~~32,114 million as of December 31, 2007, 2008 and 2009 (Notes 2 and 6)		84,906		155,360		91,830	78,915
Long-term accounts receivable — trade, net of present value discount of ~~W~~3,914 million as December 31, 2009 (Note 2)		—		—		32,392	27,837
Long-term accounts receivable — other, net of present value discount of ~~W~~45,464 million and nil as of December 31, 2008 and 2009		—		572,139		761,735	654,608
Guarantee deposits (Notes 13 and 24)		148,987		239,480		365,127	313,777
Long-term currency swap (Notes 2 and 27)		13,057		494,711		314,345	270,137
Long-term interest rate swap (Notes 2 and 27)		3,170		—		—	—
Non-current deferred income tax assets (Notes 2 and 17)		7,286		4,948		8,563	7,359
Other		150,121		164,831		73,797	63,419

Total Non-Current Assets		14,235,863		17,051,224		16,835,625	14,467,946

TOTAL ASSETS	~~W~~	19,048,935	~~W~~	22,473,671	~~W~~	23,206,256	$19,942,643

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — (Continued)

							U.S. Dollars
	Korean Won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2007		2008		2009		2009
	(In millions)						(In thousands)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable (Notes 13, 21 and 24)	~~W~~	1,252,734	~~W~~	1,268,750	~~W~~	1,464,255	$1,258,329
Short-term borrowings (Notes 21 and 22)		24,616		627,657		677,235	581,992
Income taxes payable		319,108		328,403		395,720	340,068
Dividend payable		308		227		253	217
Accrued expenses (Notes 2 and 26)		436,008		861,836		1,118,077	960,836
Withholdings		226,407		315,537		281,962	242,308
Current portion of long-term debt, net (Notes 2, 8, 9, 10 and 12)		634,990		936,009		805,946	692,602
Current portion of subscription deposits (Note 11)		7,564		8,281		7,511	6,455
Currency swap (Notes 2 and 27)		12,646		190,359		36,318	31,210
Current deferred income tax liabilities (Notes 2 and 17)		4		—		—	—
Advanced receipts and other		102,489		91,762		107,659	92,519

Total Current Liabilities		3,016,874		4,628,821		4,894,936	4,206,536

NON-CURRENT LIABILITIES :
Bonds payable, net (Notes 2, 9 and 22)		2,348,661		4,074,392		4,280,398	3,678,424
Long-term borrowings (Notes 10 and 22)		323,421		856,471		844,640	725,854
Subscription deposits (Note 11)		6,425		4,796		5,480	4,709
Long-term payables — other, net of present value discount of ~~W~~27,886 million, ~~W~~15,416 million and ~~W~~5,837 million as of December 31, 2007, 2008 and 2009 (Notes 2 and 8)		422,114		304,584		164,163	141,076
Obligations under finance lease (Notes 2, 12 and 22)		712		139,273		77,709	66,780
Accrued severance indemnities (Note 2)		44,322		53,815		57,655	49,547
Non-current deferred income tax liabilities, (Notes 2 and 17)		1,044,758		408,755		321,372	276,176
Long-term currency swap (Notes 2 and 27)		110,911		23,947		18,281	15,710
Long-term interest swap (Notes 2 and 27)		—		33,499		16,215	13,935
Guarantee deposits received and other (Notes 2, 21, 24 and 26)		43,104		120,878		180,782	155,358

Total Non-Current Liabilities		4,344,428		6,020,410		5,966,695	5,127,569

Total Liabilities		7,361,302		10,649,231		10,861,631	9,334,105

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 14)		44,639		44,639		44,639	38,361
Capital surplus (Note 14)		2,956,106		2,958,854		3,031,947	2,605,549
Capital adjustments :
Treasury stock (Notes 1 and 16)		(2,041,483)		(2,055,620)		(1,992,083)	(1,711,926)
Loss on disposal of treasury stock (Notes 16 and 17)		(94)		—		(716)	(615)
Other capital adjustment (Notes 2, 5 and 17)		(31,146)		(103,769)		(754,087)	(648,036)
Accumulated other comprehensive income (loss) (Note 18) :
Unrealized gains on valuation of long-term investment securities, net (Notes 2, 4 and 17)		1,624,613		407,842		998,588	858,152
Equity in other comprehensive gain (loss) of affiliates, net (Notes 2, 5 and 17)		1,727		(68,763)		(88,780)	(76,294)
Gain (loss) on valuation of currency swap, net (Notes 2, 17 and 27)		(11,816)		8,544		23,485	20,182
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 27)		2,298		(26,129)		(10,932)	(9,395)
Foreign-based operations’ translation adjustment (Note 2)		(25,564)		34,698		(7,055)	(6,063)
Retained earnings (Note 15)		8,914,970		9,448,185		9,909,753	8,516,094
Non-controlling interest in equity of consolidated subsidiaries (Note 2)		253,383		1,175,959		1,189,866	1,022,529

Total Stockholders’ Equity		11,687,633		11,824,440		12,344,625	10,608,538

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,048,935	~~W~~	22,473,671	~~W~~	23,206,256	$19,942,643

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	2007		2008		2009		2009
	(In millions except for per share data)						(In thousands except
							for per share data)

OPERATING REVENUE (Notes 2, 24 and 32)	~~W~~	11,843,426	~~W~~	13,995,924	~~W~~	14,555,465	$12,508,456

OPERATING EXPENSES (Notes 24 and 32):
Labor cost		(541,841)		(727,958)		(720,071)	(618,804)
Commissions paid		(4,049,996)		(4,884,699)		(5,140,690)	(4,417,729)
Depreciation and amortization (Notes 7 and 8)		(1,819,321)		(2,599,472)		(2,593,625)	(2,228,870)
Network interconnection		(1,078,714)		(1,327,417)		(1,317,696)	(1,132,382)
Leased line		(410,118)		(520,791)		(434,280)	(373,205)
Advertising		(310,879)		(361,774)		(341,366)	(293,358)
Research and development (Note 2)		(218,652)		(226,713)		(236,269)	(203,041)
Rent		(233,132)		(289,544)		(326,547)	(280,623)
Frequency usage		(166,395)		(163,938)		(159,740)	(137,275)
Repair		(168,561)		(226,781)		(253,473)	(217,826)
Provision for bad debts (Note 2)		(48,791)		(62,969)		(199,958)	(171,837)
Cost of goods sold (Note 2)		(235,823)		(229,035)		(380,512)	(326,999)
Other		(459,508)		(623,606)		(572,694)	(492,152)

Sub-total		(9,741,731)		(12,244,697)		(12,676,921)	(10,894,101)

OPERATING INCOME (Note 32)		2,101,695		1,751,227		1,878,544	1,614,355

OTHER INCOME:
Interest income		93,838		136,006		187,095	160,783
Dividends		21,119		52,477		134,055	115,202
Rent		17,367		19,295		60,229	51,759
Commissions (Note 24)		32,196		17,148		18,491	15,891
Reversal of allowance for doubtful accounts		614		2,077		48	41
Foreign exchange and translation gains (Note 2)		12,091		478,394		152,380	130,950
Equity in earnings of affiliates (Notes 2 and 5)		247,382		24,894		29,294	25,174
Gain on valuation of short-term investment securities (Notes 2 and 4)		—		—		14,208	12,210
Gain on disposal of investment assets		3,721		17,409		121,482	104,397
Gain on disposal of property and equipment and intangible assets		9,776		10,000		27,607	23,724
Gain on transactions and valuation of currency swap (Notes 2 and 27)		10,799		265,142		108,293	93,063
Gain on transactions and valuation of currency option (Notes 2 and 27)		—		—		1,014	871
Gain on transactions and valuation of interest swap (Notes 2 and 27)		—		2		—	—
Gain on conversion of convertible bonds		373,140		—		—	—
Gain on repayment of bonds		6,160		—		—	—
Other		33,032		34,233		26,886	23,106

Sub-total		861,235		1,057,077		881,082	757,171

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	2007		2008		2009		2009
	(In millions except for per share data)						(In thousands except
							for per share data)

OTHER EXPENSES:
Interest and discounts	~~W~~	(238,958)	~~W~~	(366,022)	~~W~~	(440,281)	$(378,362)
Donations		(72,849)		(100,224)		(71,207)	(61,193)
Foreign exchange and translation losses (Note 2)		(12,966)		(161,788)		(185,410)	(159,335)
Loss on valuation of short-term investment securities (Notes 2 and 4)		(1,203)		(8,358)		—	—
Equity in losses of affiliates (Notes 2 and 5)		(175,474)		(53,408)		(93,274)	(80,156)
Impairment loss on investment securities (Notes 2 and 4)		(5,466)		(223,207)		(7,573)	(6,508)
Loss on disposal of investment assets		(1,190)		(12,148)		(153,115)	(131,582)
Impairment loss on investment assets		—		—		(1,317)	(1,132)
Loss on disposal of account receivable — other (Note 31)		—		—		(28,711)	(24,673)
Loss on disposal of property, equipment and intangible assets		(30,680)		(70,314)		(91,504)	(78,635)
Impairment loss on assets (Note 2)		(10,634)		(12,733)		(7,256)	(6,236)
Loss on transactions and valuation of currency swap (Notes 2 and 27)		(33,876)		(441,207)		(161,274)	(138,593)
Loss on transactions and valuation of interest swap (Notes 2 and 27)		—		(48)		(3,372)	(2,898)
External research and development cost (Note 2)		(74,388)		(72,993)		(56,867)	(48,870)
Other		(20,390)		(25,488)		(57,967)	(49,814)

Sub-total		(678,074)		(1,547,938)		(1,359,128)	(1,167,987)

INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX		2,284,856		1,260,366		1,400,498	1,203,539
INCOME TAX FOR CONTINUING OPERATION (Notes 2 and 17)		694,237		299,299		355,670	305,650
PREACQUISITION NET LOSS OF SUBSIDIARIES		21,088		32,664		—	—
INCOME(LOSS) FROM DISCONTINUED OPERATION (Note 2)		(49,442)		(21,393)		10,778	9,262

NET INCOME	~~W~~	1,562,265	~~W~~	972,338	~~W~~	1,055,606	$907,151

ATTRIBUTABLE TO :
Controlling interests	~~W~~	1,648,876	~~W~~	1,215,719	~~W~~	1,247,182	$1,071,784
Non-controlling interests		(86,611)		(243,381)		(191,576)	(164,634)

	~~W~~	1,562,265	~~W~~	972,338	~~W~~	1,055,606	$907,150

NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	23,149	~~W~~	16,442	~~W~~	17,142	$14.73

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	22,696	~~W~~	16,707	~~W~~	17,239	$14.81

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	22,819	~~W~~	16,299	~~W~~	16,952	$14.57

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	22,375	~~W~~	16,559	~~W~~	17,046	$14.65

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

					Accumulated
					Other				Non-		Total
	Common	Capital	Capital		Comprehensive		Retained		Controlling		Stockholders’
	Stock	Surplus	Adjustments		Income		Earnings		Interest		Equity
	(In millions of Korean won)

Balance, January 1, 2007	~~W~~44,639	~~W~~2,950,327	~~W~~	(2,019,568)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246	~~W~~	9,483,088
Cumulative effect of change in accounting policies (Note 2)	—	16,072		(16,072)		—		—		—		—

Adjusted balance, January 1, 2007	44,639	2,966,399		(2,035,640)		490,010		7,847,434		170,246		9,483,088
Cash dividends (Note 20)	—	—		—		—		(508,672)		—		(508,672)
Interim dividends (Note 20)	—	—		—		—		(72,668)		—		(72,668)
Net income	—	—		—		—		1,648,876		(86,611)		1,562,265
Conversion rights (Notes 9 and 16)	—	(11,116)		—		—		—		—		(11,116)
Transfer of stock option from capital adjustments to capital surplus (Notes 2 and 14)	—	3,247		(3,247)		—		—		—		—
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)	—	—		(30,086)		—		—		—		(30,086)
Equity in capital surplus changes of affiliates	—	(2,424)		—		—		—		—		(2,424)
Equity in other capital adjustment changes of affiliates				15,013								15,013
Treasury stock (Note 16)	—	—		(26,556)		—		—		—		(26,556)
Loss on disposal of treasury stock (Notes 16 and 17)	—	—		7,793		—		—		—		7,793
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)	—	—		—		1,195,385		—		—		1,195,385
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)	—	—		—		(105,597)		—		—		(105,597)
Foreign-based operations’ translation adjustment (Note 2)	—	—		—		4,162		—		—		4,162
Gain on valuation of currency swap (Notes 2 and 27)	—	—		—		4,671		—		—		4,671
Gain on valuation of interest rate swap (Notes 2 and 27)	—	—		—		2,627		—		—		2,627
Increase in non-controlling interest in equity of consolidated subsidiaries	—	—		—		—		—		169,748		169,748

Balance, December 31, 2007	~~W~~44,639	~~W~~2,956,106	~~W~~	(2,072,723)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383		11,687,633

Balance, January 1, 2008	~~W~~44,639	~~W~~2,924,960	~~W~~	(2,041,577)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633
Cumulative effect of change in accounting policies (Note 2)	—	31,146		(31,146)		—		—		—		—

Adjusted balance, January 1, 2008	44,639	2,956,106		(2,072,723)		1,591,258		8,914,970		253,383		11,687,633
Cash dividends (Note 20)	—	—		—		—		(609,711)		—		(609,711)
Interim dividends (Note 20)	—	—		—		—		(72,793)		—		(72,793)
Net income	—	—		—		—		1,215,719		(243,381)		972,338
Conversion rights (Notes 9 and 16)	—	1,544		—		—		—		—		1,544
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)	—	—		(75,329)		—		—		—		(75,329)
Equity in capital surplus changes of affiliates	—	481		—		—		—		—		481
Equity in other capital adjustment changes of affiliates	—	—		2,706		—		—		—		2,706
Treasury stock (Note 16)	—	723		(14,137)		—		—		—		(13,414)
Loss on disposal of treasury stock (Notes 16 and 17)	—	—		94		—		—		—		94
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)	—	—		—		(1,216,771)		—		—		(1,216,771)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)	—	—		—		(70,490)		—		—		(70,490)
Foreign-based operations’ translation adjustment (Note 2)	—	—		—		60,262		—		—		60,262
Gain on valuation of currency swap (Notes 2 and 27)	—	—		—		20,360		—		—		20,360
Gain on valuation of interest rate swap (Notes 2 and 27)	—	—		—		(28,427)		—		—		(28,427)
Increase in non-controlling interest in equity of consolidated subsidiaries	—	—		—		—		—		1,165,957		1,165,957

Balance, December 31, 2008	~~W~~44,639	~~W~~2,958,854	~~W~~	(2,159,389)	~~W~~	356,192	~~W~~	9,448,185	~~W~~	1,175,959	~~W~~	11,824,440

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

							Accumulated
							Other						Total
	Common		Capital		Capital		Comprehensive		Retained		Non-Controlling		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity
	(In millions of Korean won)

Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,958,854	~~W~~	(2,159,389)	~~W~~	356,192	~~W~~	9,448,185	~~W~~	1,175,959	~~W~~	11,824,440
Cash dividends (Note 20)		—		—		—		—		(609,203)		—		(609,203)
Interim dividends (Note 20)		—		—		—		—		(72,345)		—		(72,345)
Net income		—		—		—		—		1,247,182		(191,576)		1,055,606
Equity in retained earnings changes of affiliates, net (Notes 2 and 5)		—		—		—		—		(11,589)		—		(11,589)
Conversion rights (Notes 9 and 14)		—		73,622		—		—		—		—		73,622
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		21,663		—		—		—		21,663
Equity in capital surplus changes of affiliates		—		193		—		—		—		—		193
Equity in capital adjustment changes of affiliates		—		—		(5,346)		—		—		—		(5,346)
Treasury stock (Note 16)		—		—		(28,939)		—		—		—		(28,939)
Loss on disposal of treasury stock (Notes 16 and 17)		—		(722)		91,760		—		(92,477)		—		(1,439)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		590,746		—		—		590,746
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(20,017)		—		—		(20,017)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Note 28)		—		—		(666,635)		—		—		—		(666,635)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(41,753)		—		—		(41,753)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		14,941		—		—		14,941
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		15,197		—		—		15,197
Increase in non-controlling interest in equity of consolidated subsidiaries		—		—		—		—		—		205,483		205,483

Balance, December 31, 2009	~~W~~	44,639	~~W~~	3,031,947	~~W~~	(2,746,886)	~~W~~	915,306	~~W~~	9,909,753	~~W~~	1,189,866	~~W~~	12,344,625

	(In thousands of U.S. dollars) (Note 2 a)
Balance, January 1, 2009		$38,361		$2,542,735		$(1,855,703)		$306,099		$8,119,439		$1,010,578		$10,161,509
Cash dividends (Note 20)		—		—		—		—		(523,528)		—		(523,528)
Interim dividends (Note 20)		—		—		—		—		(62,171)		—		(62,171)
Net income		—		—		—		—		1,071,784		(164,634)		907,150
Equity in retained earnings changes of affiliates, net (Notes 2 and 5)		—		—		—		—		(9,959)		—		(9,959)
Conversion rights (Notes 9 and 14)		—		63,268		—		—		—		—		63,268
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		18,616		—		—		—		18,616
Equity in capital surplus changes of affiliates		—		166		—		—		—		—		166
Equity in other capital adjustment changes of affiliates						(4,594)								(4,594)
Treasury stock (Note 16)		—		—		(24,869)		—		—		—		(24,869)
Loss on disposal of treasury stock (Notes 16 and 17)		—		(620)		78,855		—		(79,471)		—		(1,236)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		507,666		—		—		507,666
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(17,202)		—		—		(17,202)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Note 28)		—		—		(572,882)		—		—		—		(572,882)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(35,881)		—		—		(35,881)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		12,840		—		—		12,840
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		13,060		—		—		13,060
Increase in non-controlling interest in equity of consolidated subsidiaries		—		—		—		—		—		176,585		176,585

Balance, December 31, 2009		$38,361		$2,605,549		$(2,360,577)		$786,582		$8,516,094		$1,022,529		$10,608,538

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2007		2008		2009		2009

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	1,562,265	~~W~~	972,338	~~W~~	1,055,606	$907,151

Expenses not involving cash payments :
Provision for severance indemnities		44,015		92,889		56,029	48,149
Depreciation and amortization		1,968,653		2,758,958		2,732,793	2,348,466
Allowance for doubtful accounts		58,228		73,321		217,440	186,860
Foreign currency translation loss		9,411		132,162		5,314	4,567
Loss on valuation of short-term investment securities		1,203		8,358		—	—
Equity in losses of affiliates		175,474		53,408		93,274	80,156
Impairment loss on investment securities		5,466		223,207		8,890	7,640
Loss on disposal of investment assets		1,190		12,148		153,115	131,582
Loss on disposal of account receivable-other		—		—		28,711	24,673
Loss on disposal of property, equipment and intangible assets		30,680		70,314		91,504	78,635
Loss on disposal of consolidated subsidiaries		—		724		—	—
Impairment loss on assets		10,634		12,733		7,256	6,236
Loss on transaction and valuation of currency swap		33,876		441,207		161,274	138,593
Loss on transaction and valuation of interest rate swap		—		48		3,372	2,898
Amortization of discounts on bonds and other		47,640		42,090		42,443	36,475
Loss on repayment of bonds		—		4,154		291	250
Loss from discontinued operation		49,442		21,393		—	—

Sub-total		2,435,912		3,947,114		3,601,706	3,095,180

Income not involving cash receipts :
Foreign translation gain		5,373		428,575		122,271	105,075
Reversal of allowance for doubtful accounts		614		2,077		48	41
Equity in earnings of affiliates		247,382		24,894		29,294	25,174
Gain on valuation of trading securities		128		—		14,208	12,210
Gain on disposal of investment assets		3,721		17,409		121,482	104,397
Gain on disposal of property, equipment and intangible assets		9,776		10,000		27,607	23,724
Gain on transactions and valuation of currency swap		10,799		265,142		108,293	93,063
Gain on transactions of interest rate swap		—		2		—	—
Gain on transactions of currency option		—		—		1,014	871
Gain on conversion of convertible bond		373,140		—		—	—
Gain on repayment of bonds		6,160		—		—	—
Gain on disposal of other non-current assets and other		12,975		6,037		56,724	48,748
Gain from discontinued operation		—		—		10,778	9,263

Sub-total		670,068		754,136		491,719	422,566

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		42,930		73,200		(217,203)	(186,657)
Accounts receivable — other		373,279		(384,261)		(811,459)	(697,339)
Inventories		(7,724)		(65,519)		(187,943)	(161,512)
Prepaid expenses		67,873		8,621		47,314	40,660
Advanced payments and other		(13,835)		(61,300)		(12,797)	(10,998)
Long-term accounts receivables — other		—		514		—284,085	(244,133)
Accounts payable		(35,663)		(102,772)		191,255	164,358
Income taxes payable		(21,791)		118,011		73,431	63,104
Accrued expenses		(9,723)		405,084		292,613	251,461
Withholdings		(111,926)		70,412		(36,375)	(31,259)
Current portion of subscription deposits		(8,220)		(1,113)		(517)	(444)
Advance receipts and other		22,136		(20,555)		8,800	7,562
Deferred income taxes		121,681		(194,416)		(254,891)	(219,044)
Dividends received from affiliates		2,184		1,214		—	—
Severance indemnity payments		(13,716)		(106,589)		(38,309)	(32,921)
Deposits for group severance indemnities and other		(14,560)		(610,455)		(2,117)	(1,820)

Sub-total		392,925		(869,924)		(1,232,283)	(1,058,982)

Net Cash Provided by Operating Activities		3,721,034		3,295,392		2,933,310	2,520,783

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

							In Thousands
							of U.S. Dollars
	In Millions of Korean won						(Note 2 a)
	2007		2008		2009		2009

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities:
Decrease in short-term investment securities, net	~~W~~	28,852	~~W~~	—	~~W~~	14,910	$12,813
Decrease in short-term financial instruments, net		—		174,441		267,668	230,024
Collection of short-term loans		119,608		215,074		349,663	300,488
Decrease in long-term financial instruments		2,118		16,159		12	10
Collection of long-term loans		3,652		10,646		43,183	37,110
Proceeds from sales of long-term investment securities		4,804		386,740		1,977,862	1,699,705
Proceeds from sales of equity securities accounted for using the equity method		20,258		8,292		10,663	9,163
Proceeds from disposal of consolidated subsidiary		—		—		166	143
Decrease in guarantee deposits		32,594		26,361		38,304	32,917
Decrease in other non-current assets		30,444		40,913		45,095	38,753
Proceeds from disposal of property and equipment		30,429		45,151		67,624	58,114
Proceeds from disposal of intangible assets		6,739		9,496		5,009	4,305
Cash inflows from transaction of currency swap		17,242		727		85,080	73,115
Cash inflows from transaction of currency option		—		—		1,014	871

Sub-total		296,740		934,000		2,906,253	2,497,531

Cash outflows from investing activities:
Increase in short-term financial instruments, net	~~W~~	7,822	~~W~~	—	~~W~~	273,071	$234,668
Increase in short-term investment securities, net		—		40		780	670
Increase in short-term loans		104,674		239,414		260,138	223,553
Increase in long-term financial instruments		652		6,086		6,516	5,600
Acquisition of long-term investment securities		371,394		31,420		539,099	463,283
Increase in long-term loans		100,006		35,290		21,166	18,189
Acquisition of equity securities accounted for using the equity method		76,629		601,066		107,401	92,297
Increase in equity of consolidated subsidiaries		12,514		1,093,104		—	—
Increase in guarantee deposits		31,056		57,287		60,597	52,075
Increase in other non-current assets		78,853		96,302		109,873	94,421
Acquisition of property and equipment		1,804,428		2,236,907		2,162,436	1,858,322
Acquisition of intangible assets		115,324		148,847		120,771	103,786
Acquisition of lease line business		—		—		894,783	768,945
Cash outflows from transaction of currency swap		8,769		263,495		177,848	152,836

Sub-total		2,712,121		4,809,258		4,734,479	4,068,645

Net Cash Used in Investing Activities		(2,415,381)		(3,875,258)		(1,828,226)	(1,571,114)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2007		2008		2009		2009

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Issuance of bonds payable	~~W~~	761,117	~~W~~	1,307,679	~~W~~	1,114,938	$958,139
Proceeds from short-term borrowings		35,946		472,958		350,405	301,126
Proceeds from long-term borrowings		—		510,577		9,885	8,495
Increase in guarantee deposits received and other		2,327		4,531		18,227	15,663
Proceeds from disposal of treasury stock		45,133		42,246		—	—
Cash inflows from transaction of currency swap		2,901		—		—	—
Increase in equity of consolidated subsidiaries		4,677		64,403		76,938	66,118

Sub-total		852,101		2,402,394		1,570,393	1,349,541

Cash outflows from financing activities:
Repayment of short-term borrowings		86,561		—		1,007,618	865,912
Repayment of current portion of long-term debt		907,176		558,107		851,142	731,442
Repayment of long-term borrowings		93,336		193,400		111,560	95,871
Repayment of bonds payable		61,306		—		60,216	51,748
Payment of dividends		581,309		682,504		681,548	585,698
Decrease in subscription deposits		14,714		—		—	—
Cash outflows from transaction of currency swap		11,838		—		—	—
Acquisition and retirement of treasury stock		118,512		63,538		28,939	24,869
Decrease in equity of consolidated subsidiaries		6,607		24,862		10,211	8,775
Other		11,997		10,568		24,250	20,839

Sub-total		1,893,356		1,532,979		2,775,484	2,385,154

Net Cash Provided by (Used in) Financing Activities		(1,041,255)		869,415		(1,205,091)	(1,035,613)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES (Note 2)		6,097		37,371		(7,405)	(6,364)

NET INCREASE IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		102,079		36,413		46,258	39,753

PREACQUISITION CASH FLOWS OF SUBSIDIARIES		(11,396)		17,250		—	—

INCREASE IN CASH AND CASH EQUIVALENTS DUE TO MERGER		50,448		—		—	—

CASHFLOWS FROM DISCONTINUED OPERATION (Note 2)		(11,609)		(255,105)		3,613	3,105

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		400,017		125,478		(57,541)	(49,450)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 29)		485,972		885,989		1,011,467	869,219

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 29)	~~W~~	885,989	~~W~~	1,011,467	~~W~~	953,926	$819,769

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”), the New York Stock Exchange and London Stock Exchange, respectively. As of December 31, 2009, the Company’s total issued shares are held by the following:

		Percentage of
	Number of Shares	Total Shares Issued (%)
	(Unaudited)

SK Group	18,748,452	23.22
POSCO	2,341,569	2.90
Institutional investors and other minority stockholders	51,254,978	63.48
Treasury stock	8,400,712	10.40

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

a.	Basis of Presentation

The Company maintains its official accounting records in Republic of Korean won (Korean won) and prepares statutory consolidated financial statements in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) and in the Korean language (Hangul). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,163.65 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2009. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Principles of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of December 31, 2007, 2008 and 2009. Controlled subsidiaries include (a) majority-owned entities by SK Telecom or its controlled subsidiaries and (b) other entities where SK Telecom or its controlled subsidiaries

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

own more than 30% of total outstanding common stock and is the largest stockholder. Meanwhile, if the total assets of the controlled subsidiaries at the beginning of fiscal year were less than ~~W~~10 billion, those investees are excluded and accounted for using the equity method in accordance with Korean GAAP. All intercompany balances and transactions have been eliminated in the consolidation procedures.

	Year of		Ownership Percentage (%)
Subsidiary	Establishment	Primary Business	2007	2008	2009

SK Broadband Co., Ltd.	1997	Telecommunication services	4.8	43.42	50.56
SK Communications Co., Ltd.	1999	Internet website services	65.71	65.71	64.82
SK Telink Co., Ltd.	1998	Telecommunication services	90.77	90.77	90.77
PAXNet Co., Ltd.	1999	Internet website services	59.74	59.74	59.74
PS&Marketing Corporation	2009	Communications device retail business	—	—	100.00
F&U Credit information Co., Ltd.	1998	Credit and collection services	50.00	50.00	50.00
Loen Entertainment, Inc.	1982	Release of music disc	60.00	63.48	63.48
TU Media Corp.	2003	Satellite broadcasting services	32.70	44.15	44.15
IHQ, Inc.	1962	Business related entertainment	37.09	37.09	37.09
Ntreev Soft Co., Ltd.	2003	Game software	66.70	63.70	63.70
Commerce Planet Co., Ltd.	1997	Online shopping mall operation	100.00	100.00	100.00
		agency
The Second Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
SK-KTB Music Investment Fund	2005	Investment association	99.00	99.00	99.00
Stonebridge Cinema Fund (formerly IMM Cinema Fund)	2005	Investment association	72.24	72.24	72.24
SK i-media Co., Ltd.	2006	Game software	60.00	100.00	100.00
Broadband Media Co., Ltd.	1997	Multimedia contents	—	100.00	100.00
K-net Culture and Contents Venture Fund	2008	Investment association	—	59.00	59.00
Benex Digital Cultural Contents Fund	2008	Investment association	—	39.84	39.84
Benex Focus Limited Partnership II	2008	Investment association	—	66.67	66.67
Benex Movie Expert Fund	2009	Investment association	—	46.60	46.60
Open Innovation Fund	2008	Investment association	—	98.52	98.52
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00	100.00	100.00
SK Telecom Advanced Tech & Service Center	2006	Mobile handset services	—	—	100.00
SK Telecom China Holdings Co., Ltd.	2007	Internet website services	100.00	100.00	100.00
Sky Property Mgmt., Ltd.	2008	Real Estate Investment	—	60.00	60.00
Shenzhen E-eye High Tech Co., Ltd.	2000	Manufacturing	—	65.53	65.53
SKT Vietnam PTE., Ltd.	2000	Telecommunication services	73.32	73.32	73.32
SKT Americas, Inc. (formerly SK Telecom International Inc.)	1995	Internet website services	100.00	100.00	100.00
SK Telecom Global Investment B.V	2008	Investment Association	—	100.00	100.00

Effective January 1, 2009, PS&Marketing Corporation was included in the consolidation of the accompanying consolidated financial statements as it is the wholly-owned subsidiary of the Company.

Effective January 1, 2009, Benex Movie Expert Fund, Sky Property Mgmt., Ltd., Shenzhen E-eye High Tech Co., Ltd., and SK Telecom Global Investment B.V were included in the consolidation of the accompanying consolidated financial statements as their total assets at the beginning of that fiscal year were more than ~~W~~10 billion, in accordance with Korean GAAP.

Effective January 1, 2009, SK Wyverns Baseball Club Co., Ltd., The First Music Investment Fund of SK-PVC, Michigan Global Cinema Fund, Broadband D&M Co., Ltd., Broadband CS Co., Ltd., ULand Company Ltd., and

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cyworld China Holdings Ltd. were excluded from the consolidation as its total assets at the beginning of that fiscal year were less than ~~W~~10 billion, in accordance with Korean GAAP and subsequently accounted for under the equity method.

Hanaro Dream Incorporated was excluded from the consolidation as all shares were sold on February 1, 2010.

Etoos Co., Ltd. was excluded from the consolidation as a resolution of the board of directors on October 19, 2009 to sell all its shares. And, its operations in the consolidated income statement are treated as discontinued operation and presented as a single item between income tax expenses for continuing operation and net income. (refer to Note 2. ad)

CU Media, Inc. was excluded as the Company’s ownership decreased from 52.5% to 25.7%, as it was merged with CU Media, Inc. (formerly Dramax Co.)

As of December 31, 2008, SK Communications Co., Ltd. owned 29.49% of Konan Technology. Though SK Communications Co. Ltd. had less than 30% ownership, it consolidated Konan Technology as SK Communications Co., Ltd. had a call option to acquire all other stockholders’ remaining common shares and the call option was exercisable at little or no economic cost. As of December 31, 2009, Konan Technology was excluded from the consolidation as the Company lost its de facto control due to the expiration of such call options during the year and has subsequently accounted for its investment in Konan Technology as an equity method investee; there is no change in the ownership over Konan Technology of SK Communications Co.,Ltd,

c.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk from changes in interest rates, and with original maturities of three months or less.

d.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectability of individual accounts and historical bad debt experience.

Details of changes in the allowance for doubtful accounts receivable — trade for 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Beginning balance	~~W~~	106,737	~~W~~	93,551	~~W~~	150,320
Write-offs		(90,475)		(50,065)		(115,720)

Net		16,262		43,486		34,600
Provision for doubtful accounts receivable-trade		48,791		62,969		199,958
Provision for doubtful accounts receivable-trade for the discontinued operation		22,648		4		133
Increase (decrease) due to the changes in consolidated subsidiaries		5,850		43,861		(1,613)

End of year	~~W~~	93,551	~~W~~	150,320	~~W~~	233,078

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Inventories

Inventories are stated at the acquisition cost using the following methods:

Assets	Methods

Inventories from E-commerce business	Moving average method
Replacement units for wireless telecommunication facilities and supplies for sales promotion	Moving average method
Wireless device	Individual method
Books and CDs	FIFO

During the year, perpetual inventory systems are used to value inventories, which are adjusted to the physical inventory counts which are performed at the end of the year. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. A valuation loss of ~~W~~584 million was recorded for the years ended December 31, 2007 and a reversal of allowance for inventory valuation loss of ~~W~~168 million and ~~W~~373 million were recorded for the year ended December 31, 2008, 2009, respectively.

f.	Securities (Excluding Equity Securities Accounted for Using the Equity Method)

Debt and equity securities are initially recorded at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity (debt only) securities depending on the acquisition purpose and nature. The acquisition cost of the equity securities acquired by exercising a conversion right is the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities is the market value of those equity securities at the acquisition date and the difference between the market value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds is charged to the current operation as gain or loss on conversion.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold as a part of gain (loss) on disposal of investment assets or if there is an objective evidence of impairment such as bankruptcy of investees as an impairment loss. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the end of the reporting period if there is objective evidence of impairment. The related write-downs are recorded as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the Statements of financial position, and available-for-sales and held-to-maturity securities are presented in the current asset section of the Statements of financial position if their maturities are within one year; otherwise such securities are recorded in the non-current section of the Statements of financial position.

g.	Equity Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stockholders’ equity of the investee. Differences between the acquisition cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated and charged or credited to current operation.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the end of the reporting period while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is remained as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.

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

h.	Valuation of Long-term Accounts Receivable — Other

Long-term accounts receivable are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the collection period.

i.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives of the related assets as follows:

Assets	Depreciation Method	Useful Lives (Years)

Buildings and structures	Declining balance method (straight-line method)	15~50
Machinery	Declining balance method	3~15
Other	Declining balance method	4~9

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

k.	Government Subsidy

Government subsidy, which is used for the acquisition of certain assets, is accounted for as a deduction from the acquisition cost of the acquired assets. Such subsidy amount is offset against the depreciation or amortization of the acquired assets during such assets’ useful life. Government subsidy, which is required to be repaid, is recorded as a liability in the Statements of financial position. Government subsidy with no repayment obligation, which is used to purchase a designated asset or to develop a certain technology, is presented as a deduction of the related asset and is amortized against the depreciation or amortization expense of the related asset. Government subsidy, contributed to compensate for specific expenses, is offset against the related expenses as incurred.

l.	Impairment Losses

When there is any indication of impairment such as significant decrease in the market value of an asset and carrying amount of property and equipment exceeds their estimated total future non-discounted cash flows from continued use or disposal, the carrying value is reduced to the recoverable amount, determined as present value of future cash flows, and any difference is charged to current operation as an impairment losses.

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available-for-sale investments in listed companies) and intangible assets are significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment losses.

m.	Convertible Bonds and Bonds with Stock Purchase Warrants

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

n.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

o.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

p.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (see Note 26). When a possible range of loss in connection with a probable loss contingency as of the end of the reporting period is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded.

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

q.	Accrued Severance Indemnities

In accordance with the policies of the Company, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the end of the reporting period.

SK Telecom and certain domestic subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~45,878 million, ~~W~~68,559 million and ~~W~~76,383 million as of December 31, 2007, 2008 and 2009, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, SK Telecom and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~86 million, ~~W~~27 million and ~~W~~6 million as of December 31, 2007, 2008 and 2009, respectively, are deducted from accrued severance indemnities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in accrued severance indemnities for 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Beginning net balance	~~W~~	22,284	~~W~~	44,322	~~W~~	53,815
Provision for continuing operation		44,015		92,889		56,029
Provision for discontinued operation		218		205		54
Payments to employees for continuing operation		(13,716)		(106,589)		(38,309)
Payments to employees for discontinued operation		(16)		(448)		(47)
Net increase (decrease) due to the changes in consolidated subsidiaries		6,291		44,718		(4,349)
Changes in deposits for severance indemnities		(14,754)		(21,282)		(9,538)

Ending net balance	~~W~~	44,322	~~W~~	53,815	~~W~~	57,655

Ending balance :
Accrued severance indemnities	~~W~~	90,286	~~W~~	122,401	~~W~~	134,044
Deposits with insurance companies		(45,878)		(68,559)		(76,383)
National Pension Fund		(86)		(27)		(6)

Net balance	~~W~~	44,322	~~W~~	53,815	~~W~~	57,655

r.	Accounting for Leases

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

s.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~218,652 million, ~~W~~226,713 million and ~~W~~236,269 million for the years ended December 31, 2007, 2008 and 2009, respectively, and external research and development costs

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of ~~W~~74,388 million, ~~W~~72,993 million and ~~W~~56,867 million for the years ended December 31, 2007, 2008 and 2009, respectively.

t.	Foreign-based Operations’ Translation Adjustment

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain or loss as a foreign-based operations’ translation adjustment in the accumulated other comprehensive income (loss) section of the Statements of financial position. The translation gain or loss arises from the application of different exchange rates; the year-end rate for Statements of financial position items except stockholders’ equity, the historical rate for stockholders’ equity and the daily average rate for statement of income items.

u.	Accounting for Foreign Currency Transactions and Translation Adjustment

SK Telecom and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the end of the reporting periods, which, for U.S. dollars, were ~~W~~938.20=US$1, ~~W~~1,257.50=US$1 and ~~W~~1,167.60=US$1 at December 31, 2007, 2008 and 2009, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

v.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value.

For derivative instruments designated as hedges; items that hedge against the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as part of accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are charged immediately to current earnings.

The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings.

w.	Revenue Recognition

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

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes.

y.	Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock option and convertible bonds.

aa.	Handset Subsidies to Long-term Mobile Subscribers

Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid (operating expense) as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on historical experience (See note 26).

ab.	Use of Estimates

The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.

ac.	Discontinued Operation

When a subsidiary is disposed during the year, the results of its operations in the consolidated income statement are treated as discontinued operation and should be presented as a single item between income tax expenses for continuing operation and net income.

As a result of resolution of the board of directors on July 23, 2009, SK Communications Co., Ltd., a subsidiary of the Company, sold the Spicus division, the Company’s telephone english education division, to Spicus Inc., a

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiary of Altos ventures, on August 1, 2009. The results of the discontinued operation for the years ended December 31, 2007, 2008, and 2009 are as follows (in millions of Korean won:

	2007		2008		2009

Revenue	~~W~~	767	~~W~~	3,384	~~W~~	2,770
Operating expense		(1,376)		(5,120)		(3,653)
Other income (expense)		—		—		671
Income tax benefit		168		477		51

Net loss	~~W~~	(441)	~~W~~	(1,259)	~~W~~	(161)

And, cash flows from discontinued operation for the years ended December 31, 2007, 2008, and 2009 are as follows (In millions of Korean won) :

	2007		2008		2009

Operating activities	~~W~~	(437)	~~W~~	(1,531)	~~W~~	(1,069)
Investing activities		(274)		(23)		(112)
Financing activities		—		—		—

Net	~~W~~	(711)	~~W~~	(1,554)	~~W~~	(1,181)

SK Communications Co., Ltd., a subsidiary of the Company, sold all shares of Etoos Co., Ltd. to Cheong Sol as a resolution of the board of directors on October 19, 2009 and, as the payment, received a convertible bond, the face value of ~~W~~50 billion. As a result, the Company presented its business of Etoos Co., Ltd. as discontinued operation and the details from discontinued operation for the years ended December 31, 2007, 2008, and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Revenue	~~W~~	19,164	~~W~~	21,676	~~W~~	19,357
Operating expense		(18,296)		(18,699)		(20,547)
Other income (expense)		649		(2,874)		15,782
Income tax expense		(417)		(28)		(3,653)

Net income	~~W~~	1,100	~~W~~	75	~~W~~	10,939

And, cash flows from discontinued operation for the years ended December 31, 2007, 2008, and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Operating activities	~~W~~	(1,103)	~~W~~	3,076	~~W~~	224
Investing activities		(229)		(112)		4,570
Financing activities		—		—		—

Net	~~W~~	(874)	~~W~~	2,964	~~W~~	4,794

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 22, 2008, the Company disposed its investment in Helio LLC which was incorporated to provide cellular telephone communication service in the US to Virgin Mobile USA in accordance with the agreement entered into on June 27, 2008. As a result, the operation of Helio LLC was presented as discontinued operation and, the details from discontinued operation for the years ended December 31, 2007 and 2008 are as following (in millions of Korean won):

	2007		2008

Revenue	~~W~~	154,805	~~W~~	116,607
Operating Expense		(446,348)		(230,478)
Other Income (expense)		(603)		(15,917)
Income tax benefit		—		109,579
Preacquisition net loss for subsidiary		242,045		—

Net loss	~~W~~	(50,101)	~~W~~	(20,209)

And, cash flows from discontinued operation for the years ended December 31, 2007 and 2008 are as following (in millions of Korean won)

	2007		2008

Operating Activities	~~W~~	(38,749)	~~W~~	(213,899)
Investing Activities		(1,832)		(51,631)
Financing Activities		27,804		9,015

Net	~~W~~	(12,777)	~~W~~	(256,515)

Meanwhile, total assets related to discontinued operation as of December 31, 2007 and 2008 totaled ~~W~~242,179 million and ~~W~~7,653 million, respectively, and total liabilities related to discontinued operation as of December 31, 2007 and 2008 totaled ~~W~~164,311 million and ~~W~~2,532 million, respectively.

3.	INVENTORIES

Inventories as of December 31, 2007, 2008 and 2009 consist of the following (in millions of Korean won):

	2007		2008		2009

Merchandise	~~W~~	42,787	~~W~~	17,032	~~W~~	114,015
Finished goods		4,054		4,079		2,324
Semi-finished goods		706		509		618
Raw materials		165		13		836
Supplies		3,733		14,105		2,488

Total		51,445		35,738		120,281
Less allowance for valuation loss		(4,393)		(764)		(391)

Net	~~W~~	47,052	~~W~~	34,974	~~W~~	119,890

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENT SECURITIES

a.	Short-term Investment Securities

Short-term investment securities as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	Acquisition Cost		Fair Value
	at December 31,		at December 31,		Carrying Amount
	2009		2009		2007		2008		2009

Trading Securities (Note)	~~W~~	365,000	~~W~~	370,125	~~W~~	635,434	~~W~~	367,001	~~W~~	370,125
Current portion of long-term investment securities		6,947		6,598		101,209		5,912		6,598

Total	~~W~~	371,947	~~W~~	376,723	~~W~~	736,643	~~W~~	372,913	~~W~~	376,723

(Note)	The Company’s trading securities are all beneficiary certificates as of December 31, 2009, and the difference between the fair value and the acquisition cost was recorded in other income (expense) as gain (loss) on valuation of short-term investment securities.

b.	Long-term Investment Securities

Long-term investment securities as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Available-for-sale equity securities	~~W~~	4,689,905	~~W~~	3,102,833	~~W~~	2,096,297
Available-for-sale debt securities		469,729		8,261		445,954
Held-to-maturity securities		94		113		1,006

Total		5,159,728		3,111,207		2,543,257
Less current portion		(101,209)		(5,912)		(6,598)

Long-term portion	~~W~~	5,058,519	~~W~~	3,105,295	~~W~~	2,536,659

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(1)  Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won, except for share data):

	December 31, 2009							Carrying Amount
	Number	Ownership	Acquisition
	of Shares	Percentage (%)	Cost		Fair Value			2007		2008		2009

(Investments in listed companies)
SK C&C Co., Ltd.(note a)	4,500,000	9.0	~~W~~	150,496	~~W~~	201,600		~~W~~	1,037,604	~~W~~	676,716	~~W~~	201,600
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781		6,995			8,629		5,636		6,995
SK Broadband Co., Ltd. (note h)	—	—		—		—			116,525		—		—
KRTnet Corporation	234,150	4.4		1,171		1,573			2,470		1,098		1,573
POSCO	2,481,310	2.8		332,662		1,533,450			1,426,753		942,898		1,533,450
DAEA TI Co., Ltd. (note b)	—	—		—		—			228		89		—
Extended Computing Environment Co., Ltd. (note b)	—	—		—		—			905		40		—
nTels Co., Ltd.	205,200	6.2		34		1,161			1,525		504		1,161
Qualcomm Inc. (note b)	—	—		—		—			2,060		2,514		—
China Unicom Ltd. (note b)	—	—		—		—			1,936,840		1,357,648		—
LG Powercomm Co., Ltd.(note b)	—	—		—		—			89,422		39,433
Sprint Nextel (note c)	17,368,246	0.6		75,363		74,215			—		—		74,215
ZeroOne Interactive Co.,Ltd.	—	—		—		—			2,770		—		—
Barunson Games Corporation (formerly T-Entertainment Co., Ltd.)	1,026,695	6.2		2,500		1,253			1,817		1,355		1,253
De Chocolate E&TF Co., Ltd.	709,219	2.7		1,000		571			—		660		571
C.C.S. Inc.	249,690	0.6		348		211			—		249		211
Medifron DBT Co., Ltd. (note b)	—	—		—		—			—		246		—

sub-total				569,355		1,821,029			4,627,548		3,029,086		1,821,029

(Investments in non-listed companies)
The Korea Economic Daily	2,585,069	13.8		13,964		(note f	)		13,964		13,964		13,964
Dreamline Corp. (note d)	1,520,373	8.9		16,160		8,849			—		8,519		8,849
Other				153,385		(note b,e,f	)		30,204		28,823		23,619

sub-total				183,509					44,168		51,306		46,432

(Investments in funds)
Global Opportunities Breakaway Fund (note g)				186,390		175,140			—		—		175,140
Others				54,768		(note b,f	)		18,189		22,441		53,696

sub-total				241,158					18,189		22,441		228,836

Total			~~W~~	994,022				~~W~~	4,689,905	~~W~~	3,102,833	~~W~~	2,096,297

(note a)	During the year ended December 31, 2009, the common stocks of SK C&C were listed on the Stock Market of Korea Exchange through an initial public offering (“IPO”), Upon SK C&C’s IPO the Company sold 10,500,000 shares and recorded the residual investment at its market value as of December 31, 2009. In addition, the Company recorded unrealized gain on valuation of investments of its remaining 4,500,000 shares, in the amount of ~~W~~74,051 million (net of tax effect ~~W~~23,642 million) as of December 31, 2009.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note b)	The investments in common stock of China Unicom Ltd. and others were all sold during the year ended December 31, 2009 and the difference between the disposal price and acquisition cost was recorded as gain or loss on disposal of long -term investment securities.

(note c)	For the year ended December 31, 2009, equity securities accounted for using equity method of Virgin Mobile USA, Inc. and Helio, Inc. were exchanged into the equity interest in Sprint Nextel due to the merger of Sprint Nextel with Virgin Mobile USA, Inc.

(note d)	The Company recorded its investment in common stock of Dreamline Corp. at its fair value (~~W~~5,820 per share) estimated using market approach and income approach valuation method and related unrealized losses on valuation of the investment are recorded in accumulated other comprehensive loss.

(note e)	During the year ended December 31, 2008, the Company recorded ~~W~~17,486 million of impairment loss due to the impairment of the investment in Eonex Technologies Inc. and others. During the year ended December 31, 2009, the Company recorded ~~W~~6,245 million of impairment loss for investments in Mobinex Inc., Idea Culture Ltd., Alereon, Inc. due to circumstances indicator that the carrying amount may not be recoverable.

(note f)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(note g)	The Company entered into a partnership arrangement with a foreign private equity fund during 2009. The Company recorded ~~W~~8,775 million (net tax effect of ~~W~~2,475 million), the difference between the acquisition cost and fair value as long term unrealized loss on valuation of investments. The agreed aggregate investment amount is $200 million and $150 million has been invested as of December 31, 2009.

(note h)	In the first quarter of 2008, the Company acquired additional 91,406,249 shares of SK Broadband Co., Ltd. common stock which increased the Company’s ownership from 4.6% to 43.4%. As the Company owned more than 30% of total outstanding common stock and is the largest stockholder, SK Broadband Co., Ltd. was included in the consolidation of accompanying financial statement from 2008 in accordance with Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(2).  Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

			Acquisition Cost
			at December 31,		Carrying Amount
	Maturity		2009		2007		2008		2009

Public bonds	(note a	)	~~W~~	475	~~W~~	51,353	~~W~~	1,260	~~W~~	475
Currency stabilization bonds				—		49,713		—		—
Closed beneficiary certificates				131		4,788		3,551		9
Bond-type beneficiary certificates	(note b	)		305,000		360,641		1,868		305,668
Subordinated corporate bonds (note c)				90,980		—		—		90,980
Convertible bonds of Eonex Technologies, Inc.	Oct. 11, 2008			—		1,000		—		—
Convertible bonds of Mediacorp, Inc.(note g)	Mar. 21, 2009			884		—		332		—
Convertible bonds of MagicTech (note d)	Mar. 02 2011			1,818		—		—		1,818
Convertible bonds of Mobicle	Dec. 18, 2012			1,500		—		—		1,500
Convertible bonds of Cheong Sol (note f)	Nov. 20, 2013			41,417		—		—		41,417
Bond with Warrants of Displaytech	May. 13, 2014			1,095		—		—		1,095
Convertible bonds of Spicus, Inc. (note e)	Aug. 31, 2014			1,492		—		—		1,492
Others				1,500		2,234		1,250		1,500

Total				446,292		469,729		8,261		445,954
Less current portion of available-for-sale debt securities				(5,941)		(101,209)		(5,911)		(5,592)

Long-term available-for-sale debt securities			~~W~~	440,351	~~W~~	368,520	~~W~~	2,350	~~W~~	440,362

The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2007, 2008 and 2009 were ~~W~~4,800 million, ~~W~~5,226 million and ~~W~~289 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2009 are within 1 year for ~~W~~58 million and within 5 years for ~~W~~417 million.

(note b)	The maturities of bond-type beneficiary certificates as of December 31, 2009 are within 1 year for ~~W~~5,534 million and within 5 years for ~~W~~300,134 million.

(note c)	The Company purchased subordinated bonds issued by its special purpose company in the asset-backed securitization of accounts receivable-other resulting from its mobile phone dealer financing plan.

(note d)	The convertible bonds with the interest rate of the 6 month LIBOR(0.43% as of December 31, 2009) were acquired on September 3, 2009 for US$1,458,065. Those are convertible into shares at a price of US$274.75 each, if MagicTech is either merged or sold.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note e)	The face value of the convertible bonds is ~~W~~1,493 million and those are convertible into 298,502 shares at a price of ~~W~~5,000 each, at the date of 10 years after issuing date.

(note f)	The face value of the convertible bonds are ~~W~~50,000 million and those are convertible into 1,470,540 shares at prices from ~~W~~10,354 each to ~~W~~35,633 each until one month before maturities. In accordance with the agreement between SK Communications Co., Ltd., a subsidiary of the Company, and certain stockholders of Cheong Sol, some of the convertible bonds, of which face value totals ~~W~~25,000 million, should be converted into 701,000 shares within 60 days after completion of merger between Cheong Sol and Etoos.

(note g)	The Company recorded ~~W~~332 million of impairment loss due to the impairment of the investment in convertible bonds of Mediacorp, Inc.

b-(3).  Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

			Acquisition Cost
			at December 31,		Carrying Amount
	Maturity		2009		2007		2008		2009

Public bonds	(note a	)	~~W~~	1,006	~~W~~	94	~~W~~	113	~~W~~	1,006
Less current portion of held-to-maturity securities						—		(1)		(1,006)

Long-term held-to-maturity securities					~~W~~	94	~~W~~	112	~~W~~	—

The interest income incurred from held-to-maturity securities for the years ended December 31, 2007, 2008 and 2009 were ~~W~~25 million, ~~W~~3 million and ~~W~~2 million, respectively.

(note a)	The maturities of all of the Company’s public bonds are within one year as of December 31, 2009.

b-(4).  Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities

The changes in unrealized gains (losses) on valuation on long-term investment securities for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2007
							Minority Interest
						Transferred	in Equity of
	Beginning		Increase/			to Realized	Consolidated		Ending
	Balance		(Decrease)			Gain (Loss)	Subsidiaries		Balance

Unrealized gains on valuation of long-term investment securities		787,652		2,171,843		(557,345)		183		2,402,333
Unrealized losses on valuation of long-term investment securities		(195,577)		34,590		—		263		(160,724)

Sub-total		592,075		2,206,433		(557,345)		446		2,241,609
Less tax effect (note a)		(162,847)		(607,406)		153,270		(13)		(616,996)

Total	~~W~~	429,228	~~W~~	1,599,027	~~W~~	(404,075)	~~W~~	433	~~W~~	1,624,613

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2008
							Minority Interest
					Transferred		in Equity of
	Beginning			Increase/	to Realized		Consolidated		Ending
	Balance			(Decrease)	Gain (Loss)		Subsidiaries		Balance

Unrealized gains on valuation of long-term investment securities		2,402,333		(1,462,221)		133		986		941,231
Unrealized losses on valuation of long-term investment securities		(160,724)		(259,291)		6,882		5,582		(407,551)

Sub-total		2,241,609		(1,721,512)		7,015		6,568		533,680
Less tax effect (note a)		(616,996)		492,830		(1,453)		(219)		(125,838)

Total	~~W~~	1,624,613	~~W~~	(1,228,682)	~~W~~	5,562	~~W~~	6,349	~~W~~	407,842

	For the Year Ended December 31, 2009
								Minority Interest
					Transferred			in Equity of
	Beginning		Increase/		to Realized			Consolidated	Ending
	Balance		(Decrease)		Gain (Loss)			Subsidiaries	Balance

Unrealized gains on valuation of long-term investment securities		941,232		592,080		(231,282)		(46)		1,301,984
Unrealized losses on valuation of long-term investment securities		(407,551)		(12,028)		402,385		(429)		(17,623)

Sub-total		533,680		580,052		171,103		(475)		1,284,360
Less tax effect (note a)		(125,838)		(127,532)		(32,410)		8		(285,772)

Total	~~W~~	407,842	~~W~~	452,520	~~W~~	138,693	~~W~~	(467)	~~W~~	998,588

(note a)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are other comprehensive income (loss) items, in accordance with SKAS No. 16 “Income Taxes”.

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won, except for share data):

		December 31, 2009
	Number	Ownership	Acquisition		Net Asset				Carrying Amount
	of Shares	Percentage (%)	Cost		Value				2007		2008		2009

SK Marketing & Company Co., Ltd.	5,000,000	50.0	~~W~~	190,000	~~W~~	109,314			~~W~~	—	~~W~~	96,798	~~W~~	109,314
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		(2,241)	(note a	)		—		—		—
The First Music Investment Fund of SK-PVC	1,385	99.0		9,900		6,434	(note a	)		—		—		6,434
AirCross Co., Ltd.	—	—		—		—	(note b	)		—		7,289		—
Harex Info Tech, Inc.	225,000	21.2		3,375		62				1,118		596		62
SK Mobile	—	20.0		4,930		2,111				3,273		2,111		2,111
Skytel Co., Ltd.	1,951,777	29.3		2,159		14,958				7,743		13,858		14,958
SK China Company Ltd.	94,960	29.7		6,159		5,004				137		3,577		3,918
TR Entertainment	13,542,553	42.2		10,953		2,317				—		9,626		7,560

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2009
	Number	Ownership	Acquisition		Net Asset				Carrying Amount
	of Shares	Percentage (%)	Cost		Value				2007		2008		2009

Virgin Mobile USA, Inc.	—	—	~~W~~	—	~~W~~	—	(note c	)	~~W~~	—	~~W~~	62,096	~~W~~	—
SK Telecom China Holding Co., Ltd.	—	—		—		—				19,070		—		—
SK USA, Inc.	49	49.0		3,184		5,498				3,141		5,249		5,498
Korea IT Fund	190	63.3		190,000		219,709	(note d	)		210,568		210,735		219,709
Centurion IT Investment Association	—	—		—		—				2,463		—		—
3rd Fund of Isu Entertainment	30	37.5		3,000		1,962				2,028		1,882		1,962
Magic Tech Network	4,500	30.0		8,494		941				—		7,725		5,267
SK Telecom Global Investment B.V.	—	—		—		—	(note e	)		—		31,807		—
SKY Property Mgmt. Ltd.	—	—		—		—	(note e	)		—		287,005		—
S-Telecom (formerly CDMA Mobile Phone Center)	—	50.0		161,256		—				66,001		67,139		—
Wave City Development Co., Ltd.	382,000	19.1		1,967		1,532				—		1,908		1,532
SK Cyberpass, Inc.	—	—		—		—	(note f	)		—		4,068		—
Shenzhen E-Eye High Tech Co., Ltd.	—	—		—		—	(note e	)		—		19,801		—
Cyworld Japan Co., Ltd.	1,250,000	100.0		10,584		226				4,091		3,690		226
Cyworld Incorporated	9,500,000	100.0		9,071		(3,296)				2,672		2,672		—
Prmaxsoftware tech.Co.,Ltd.	—	97.2		11,665		2,432	(note g	)		—		7,127		2,432
Mobile Money Ventures, LLC	—	50.0		8,821		5,614				—		5,283		5,614
SK Telecom Holdings America, Inc.	—	—		—		—	(note h	)		4,050		12,990		—
Benex Movie Expert Fund	—	—		—		—	(note e	)		—		8,045		—
Michigan Global Cinema Fund	50	45.5		5,000		4,587	(note a	)		—		—		4,587
SK Beijing Industrial Development Co., Ltd.	19,843,800	100.0		23,709		18,009	(note i	)		—		—		18,009
Daehan Kanggun BcN Co., Ltd.	1.461.486	29.0		7,307		7,262	(note j	)		—		—		7,262
Broadband D&M Co., Ltd.	900,000	100.0		4,500		4,565	(note a	)		—		—		3,713
Hanaro Dream Incorporated	460,000	36.0		3,680		6,687	(note d	)		—		—		6,687
Cyworld China Holdings Limited	19,500,100	100.0		18,739		(2,220)				—		—		—
Konan Technology	78,550	29.5		13,456		2,110				—		—		3,320
ULand Company Ltd.	20,100,100	100.0		23,570		5,593	(note a	)		—		—		4,445
CU Media, Inc.	669,141	25.7		15,622		6,006	(note k	)		—		—		15,119
IM Shopping Inc.	—	72.6		6,072		6,072	(note l	)		—		—		6,072
Skyon Co., Ltd.	38,358	62.6		15,000		15,000	(note m	)		—		—		15,000
Joynav Technology Co.,Ltd.	—	41.0		3,763		3,762	(note n	)		—		—		3,762
Other investment in affiliates				37,420						24,611		25,434		11,820

Total			~~W~~	814,357					~~W~~	350,966	~~W~~	898,512	~~W~~	486,393

(note a)	These companies were included in equity securities accounted for using the equity method as total assets decreased to less than ~~W~~10 billion at the beginning of 2009.

(note b)	AirCross Co., Ltd. was liquidated during the year ended December 31, 2009.

(note c)	For the year ended December 31, 2009, the Company exchanged all of its equity interest in Virgin Mobile Inc. and Helio Inc. for a 0.6% equity interest in Sprint Nextel and began treating its investment as an available-for-sale equity security.

(note d)	The Company’s voting power is restricted by the fund to not exceed 50% - no control, as such the equity securities were excluded from consolidation.

In addition, Hanaro Dream Incorporated was also excluded from consolidation as the shares are expected to be disposed in early 2010.

(note e)	These companies were included in consolidation as its total assets at the beginning of 2009 increased to more than ~~W~~10 billion.

(note f)	SK Telink Co., Ltd., a subsidiary of the Company, sold all its shares of SK Cyberpass, Inc. during the year ended December 31, 2009.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note g)	The Company acquired additional shares of Prmaxsoftware tech.Co., Ltd. during the year ended December 31, 2009, resulting in an increase of share ownership from 89.3% to 97.2%.

(note h)	For the year ended December 31, 2009, SKT Americas, Inc. merged with SKT Holding America, Inc. and as such, the book value of the investment in SKT Holding America, Inc. was transferred to the investment in SKT Americas, Inc. as of December 31, 2009.

(note i)	The Company established SK Beijing Industrial Development Co., Ltd., a wholly owned subsidiary during the year ended December 31, 2009 and as such should be a consolidating subsidiary, under K GAAP. However, as SK Beijing Industrial Development Co., Ltd.’s total assets at the inception date, was less than ~~W~~10 billion, it is accounted for as an equity security under the equity method.

(note j)	The Company acquired 1,461,486 shares or 29.0% equity interest of Daehan Kanggun BcN Co., Ltd. during the year ended December 31, 2009.

(note k)	The Company’s share ownership in CU Media, Inc. decreased from 52.5% to 25.7% as a result of the CU Media, Inc.’s merger with Dramax Co. As a result, CU Media, Inc. was excluded from consolidation and became an equity security under equity method.

(note l)	SK Telecom Global Investment B.V., a wholly-owned subsidiary of the Company, was included in the consolidation beginning year ended December 31, 2009 as its total assets at the beginning of the year increased to more than ~~W~~10 billion. Consequently, IM Shopping, Inc. which SK Telecom Global Investment B.V. has equity interest in was included in the equity securities accounted for using equity method.

(note m)	Benex Focus Limited Partnership II, a subsidiary of the Company, acquired 62.6% of the common shares of Skyon Co., Ltd.

(note n)	As the Shenzhen E-eye High Tech Co., Ltd., a majority-owned subsidiary of the Company, was included in the consolidation beginning the year ended December 31, 2009 as its total assets at the beginning of 2009 increased to more than ~~W~~10 billion, Joynav Technology Co., Ltd., owned by Shenzhen E-eye High Tech Co., Ltd., was included in the equity securities accounted for using equity method.

Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

			For the Year Ended December 31, 2007
									Equity in Capital
									Surplus and
							Equity in		Other					Other
			Beginning				Earnings		Comprehensive			Dividend		Increase	Ending
			Balance		Acquisition		(Losses)		Income			Received		(Decrease)	Balance

SK C&C Co., Ltd.	(notes a and d	)	~~W~~	268,278	~~W~~	—	~~W~~	230,252	~~W~~	4,381	~~W~~	(1,260)	~~W~~	(501,651)	~~W~~	—
STIC Ventures Co., Ltd.				8,611		—		—		(238)		—		(8,373)		—
TU Media Corp.	(note b	)		7,214		—		(5,879)		—		—		(1,335)		—
AirCross Co., Ltd.	(note c	)		1,477		—		(95)		—		—		(1,382)		—
Harex Info Tech, Inc.				1,805		—		(687)		—		—		—		1,118
SK Mobile				4,666		—		(1,678)		285		—		—		3,273
Skytel Co., Ltd.	(note d	)		5,823		—		2,562		12		(654)		—		7,743
SK China Company Ltd.				—		—		54		83		—		—		137
Helio, Inc. & Helio, LLC	(note e	)		80,130		18,527		(116,725)		(38)		—		18,106		—
SK USA, Inc.				3,016		—		96		29		—		—		3,141
Korea IT Fund				193,061		—		14,383		3,124		—		—		210,568
Michigan Global Cinema Fund	(note f	)		3,773		—		—		—		—		(3,773)		—
3rd Fund of Isu Entertainment	(note g	)		2,419		—		(891)		—		—		500		2,028
Centurion IT Investment Association				—		—		35		777		—		1,651		2,463
S-Telecom (formerly CDMA Mobile Phone Center)	(note h	)		84,689		12,094		(20,651)		—		—		(10,131)		66,001
Empas Corp.	(note i	)		36,474		—		(6,397)		24		—		(30,101)		—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			For the Year Ended December 31, 2007
									Equity in Capital
									Surplus and
							Equity in		Other					Other
			Beginning				Earnings		Comprehensive		Dividend			Increase	Ending
			Balance		Acquisition		(Losses)		Income		Received			(Decrease)	Balance

SK i-media Co., Ltd.	(note j	)	~~W~~	11,312	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(11,312)	~~W~~	—
Cyworld Japan Co., Ltd.				4,362		—		(391)		120		—		—		4,091
Cyworld Incorporated	(note k	)		3,592		—		(4,052)		—		—		—		2,672
SK Telecom China Holding Co., Ltd.				—		19,070		—		—		—		—		19,070
Ntreev Soft Co., Ltd.	(note j	)		4,800		—		—		—		—		(4,800)		—
Konan Technology	(note l	)		4,037		—		(109)		8		—		(3,936)		—
SK Cyberpass, Inc.	(note j	)		1,780		—		—		—		—		(1,780)		—
Cyworld Europe GmbH	(note m	)		512		3,696		(4,208)		—		—		—		—
Cyworld China (Holdings) Ltd.	(note m	)		—		8,467		(8,467)		—		—		—		—
Other investment in affiliates	(note m	)		19,090		14,775		(5,244)		176		(268)		132		28,661

			~~W~~	750,921	~~W~~	76,629	~~W~~	71,908	~~W~~	8,744	~~W~~	(2,182)	~~W~~	(558,185)	~~W~~	350,966

(note a)	The investment in SK C&C Co., Ltd. was reclassified to available-for-sale securities during the fourth quarter of 2007 as it became the ultimate parent company of the Company.

(note b)	TU Media Corp. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of TU Media Corp. in February 2007.

(note c)	AirCross Co., Ltd. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of AirCross Co., Ltd. in March 2007.

(note d)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd.; the corresponding amounts were deducted from its equity method securities.

(note e)	Helio, Inc. & Helio LLC was included in the consolidation of accompanying consolidated financial statements effective November 2007, as the Company acquired additional equity of Helio, LLC during the fourth quarter of 2007.

(note f)	As TU Media Corp. who had certain ownership interest of Michigan Global Cinema Fund became a subsidiary of the Company in February 2007, the Company became the largest stockholder owner and with more than 30% of total outstanding common stock of Michigan Global Cinema Fund, as such included Michigan Global Cinema Fund in the consolidation, effective April 1, 2007.

(note g)	Other increase in investments in equity securities of 3rd Fund of Isu Entertainment resulted from additional investment by TU Media Corp.

(note h)	For the year ended December 31, 2007, SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.) received a cash distribution of ~~W~~10,728 million from S-Telecom (formerly CDMA Mobile Phone Center) and such reimbursement decreased SKT Vietnam PTE Ltd’s investment in S-Telecom. The amount was equivalent to the depreciation from the contributed machinery provided to S-Telecom as an in-kind contribution from SKT Vietnam PTE Ltd. In addition, translation gain of ~~W~~597 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and such translation gain was accounted for as an increase in the investment in S-Telecom.

(note i)	Other decrease in investments in equity securities of Empas Corp. resulted from the fact that Empas Corp. was merged into SK Communications Co., Ltd.

(note j)	SK i-media Co., Ltd., Ntreev Soft Co., Ltd. and SK Cyberpass, Inc. were newly included in the consolidation as their total assets at the beginning of 2007 increased to more than ~~W~~7 billion, in accordance with then Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note k)	Equity in losses of affiliates amounting to ~~W~~3,133 million resulted from the additional recognition of equity losses for short-term loans provided for by SK Communications Co., Ltd.

(note l)	Konan Technology which was a subsidiary of Empas Corp. was included in the consolidation, as SK Communications Co., Ltd. merged with Empas Corp. for the year ended December 31, 2007.

(note m)	As carrying amounts of equity securities accounted for using the equity method of Cyworld Europe GmbH, Cyworld China (Holdings) Ltd. and Cyworld Vietnam became nil, the equity method of accounting was discontinued. Unrecognized losses because of the discontinuance of the equity method were ~~W~~3,164 million as of December 31, 2007.

			For the Year Ended December 31, 2008
										Equity in Capital
										Surplus and
							Equity in			Other			Other
			Beginning				Earnings			Comprehensive	Dividend		Increase		Ending
			Balance		Acquisition		(Losses)			Income	Received		(Decrease)		Balance

SK Marketing & Company Co., Ltd.			~~W~~	—	~~W~~	190,000	~~W~~	7,410	~~W~~	(100,612)	~~W~~	—	~~W~~	—	~~W~~	96,798
AirCross Co., Ltd.	(note a	)		—		—		2,261		—		—		5,028		7,289
Harex Info Tech, Inc.				1,118		—		(522)		—		—		—		596
SK Mobile	(note c	)		3,273		2,004		—		—		—		(3,166)		2,111
Skytel Co., Ltd.				7,743		—		5,189		2,140		(1,214)		—		13,858
SK China Company Ltd.				137		2,963		164		313		—		—		3,577
TR Entertainment				—		10,953		(2,108)		781		—		—		9,626
Virgin Mobile USA Inc.				—		29,693		(8,896)		(1,504)		—		42,803		62,096
SK Telecom China Holding Co., Ltd.	(note d	)		19,070		—		—		—		—		(19,070)		—
SK USA, Inc.				3,141		—		911		1,197		—		—		5,249
Korea IT Fund				210,568		—		4,771		(4,604)		—		—		210,735
Centurion IT Investment Association	(note e	)		2,463		—		—		—		—		(2,463)		—
3rd Fund of Isu Entertainment				2,028		—		(146)		—		—		—		1,882
Magic Tech Network				—		8,494		(1,233)		464		—		—		7,725
SK Telecom Global Investment B.V.				—		26,044		125		5,638		—		—		31,807
SKY Property Mgmt. Ltd.				—		283,368		(1,998)		5,636		—		—		287,006
S-Telecom (formerly CDMA Mobile Phone Center)	(note f	)		66,001		13,629		(25,766)		13,275		—		—		67,139
Wave City Development Co., Ltd.				—		1,967		(59)		—		—		—		1,908
SK Cyberpass, Inc.	(note b	)		—		3,444		(1,584)		980		—		1,228		4,068
Shenzhen E-Eye High Tech				—		—		(1,151)		—		—		20,952		19,801
Cyworld Japan Co., Ltd.				4,091		—		(539)		138		—		—		3,690
Cyworld Incorporated				2,672		—		—		—		—		—		2,672
Prmaxsoftware tech.Co., Ltd.				—		7,127		—		—		—		—		7,127
Mobile Money Ventures, LLC	(note g	)		—		8,821		(4,189)		651		—		—		5,283
SK Telecom Hodlings America, Inc.				4,050		8,940		—		—		—		—		12,990
Benex Movie Expert Fund				—		8,100		(55)		—		—		—		8,045
Other investment in affiliates				24,611		7,010		(1,959)		1,112		—		(5,340)		25,434

			~~W~~	350,966	~~W~~	612,557	~~W~~	(29,374)	~~W~~	(74,395)	~~W~~	(1,214)	~~W~~	39,972	~~W~~	898,512

(note a)	Aircross Co., Ltd. was reclassified into in the equity securities accounted for using equity method from a consolidated subsidiary during the year ended December 31, 2008 as it was fully liquidated in March 2009.

(note b)	SK Cyberpass, Inc. was included in the equity securities accounted for using equity method as its total assets at the beginning of 2008 decreased to less than ~~W~~7 billion, in accordance to the Korean GAAP.

(note c)	Other decrease in investments in equity securities of SK Mobile resulted from the disposal of some of the equity shares.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note d)	Other decreases in investments in equity securities of SK Telecom China Holding Co., Ltd. resulted from the fact that SK Telecom China Holding Co., Ltd. is included in consolidation for the year ended December 31, 2008.

(note e)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment from the full liquidation of Centurion IT Investment Association.

(note f)	Translation gain of ~~W~~13,275 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and the associated translation gain was accounted for as an increase in the investment in S-Telecom (formerly CDMA Mobile Phone Center).

(note g)	The amount represent translation gain of ~~W~~651 million incurred from translating the foreign currency financial statements of SKT Americas, Inc. (formerly SK Telecom International inc.) into Korean won and the associated translation gain was accounted for as an increase in the investment in Mobile Money Ventures, LLC.

			For the Year Ended December 31, 2009
										Equity in Capital
										Surplus and
							Equity in			Other			Other
			Beginning				Earnings			Comprehensive	Retained		Increase		Ending
			Balance		Acquisition		(Losses)			Income	Earnings		(Decrease)		Balance

SK Marketing & Company Co., Ltd.			~~W~~	96,798	~~W~~	—	~~W~~	13,063	~~W~~	(547)	~~W~~	—	~~W~~	—	~~W~~	109,314
AirCross Co., Ltd.	(note a	)		7,289		—		—		—		—		(7,289)		—
Harex Info Tech, Inc.				596		—		(534)		—		—		—		62
SK Mobile				2,111		—		—		—		—		—		2,111
Skytel Co., Ltd.				13,858		—		3,835		(2,735)		—		—		14,958
SK China Company Ltd.				3,577		—		739		(398)		—		—		3,918
TR Entertainment				9,626		—		(1,894)		(172)		—		—		7,560
Virgin Mobile USA Inc.	(note b	)		62,096		—		(11,529)		11		—		(50,578)		—
SK USA, Inc.				5,249		—		683		(434)		—		—		5,498
Korea IT Fund				210,735		—		7,562		1,412		—		—		219,709
3rd Fund of Isu Entertainment				1,882		—		80		—		—		—		1.962
Magic Tech Network				7,725		—		(2,403)		(54)		—		—		5,267
SK Telecom Global Investment B.V.	(note c	)		31,807		13,275		(65)		5		—		(45,022)		—
SKY Property Mgmt., Ltd.	(note c	)		287,006		—		(1,075)		—		—		(285,931)		—
S-Telecom (formerly CDMA Mobile Phone Center)				67,139		—		(31,212)		(14,248)		—		(21,679)		—
Wave City Development Co., Ltd.				1,908		—		(376)		—		—		—		1,532
SK Cyberpass, Inc.	(note d	)		4,068		—		—		—		—		(4,068)		—
Shenzhen E-Eye High Tech	(note c	)		19,801		—		—		—		—		(19,801)		—
Cyworld Japan Co., Ltd.				3,690		—		(3,428)		(36)		—		—		226
Cyworld Incorporated				2,672		—		(2,672)		—		—		—		—
Prmaxsoftware tech.Co., Ltd.				7,127		4,538		(9,526)		293		—		—		2,432
Mobile Money Ventures, LLC				5,283		7,694		(6,983)		(380)		—		—		5,614
SK Telecom Hodlings America, Inc.	(note e	)		12,990		—		2,827		—		—		(15,817)		—
Benex Movie Expert Fund	(note c	)		8,045		—		(303)		—		—		(7,742)		—
SK Wyverns Baseball Club Co., Ltd.	(note f	)		—		—		(193)		—		—		193		—
The First Music Investment Fund of SK-PVC	(note f	)		—		—		(124)		17		—		6,541		6,434
Michigan Global Cinema Fund	(note f	)		—				9		—		—		4,578		4,587
SK Beijing Industrial Development Co.				—		23,709		(5,448)		(252)		—		—		18,009
Daehan Kanggun BcN Co., Ltd.	(note g	)		—		6,803		(45)		—		—		504		7,262
Broadband D&M Co., Ltd.	(note f	)		—		—		204		—		—		3,509		3,713
Hanaro Dream Incorporated	(note f	)		—		—		(39)		309		—		6,417		6,687
Cyworld China Holdings Ltd.	(note f	)		—		—		(2,627)		125		—		2,502		—
Konan Technology	(note f	)		—		—		19		(29)		—		3,330		3,320
ULand Company Ltd.	(note f	)		—		—		(1,641)		(424)		—		6,510		4,445

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			For the Year Ended December 31, 2009
									Equity in Capital
									Surplus and
								Equity in	Other				Other
			Beginning					Earnings	Comprehensive		Retained		Increase		Ending
			Balance		Acquisition			(Losses)	Income		Earnings		(Decrease)		Balance

CU Media, Inc	(note f	)	~~W~~	—	~~W~~	—	~~W~~	(2,055)	~~W~~	—	~~W~~	—	~~W~~	17,174	~~W~~	15,119
IM Shopping Inc.	(note h	)		—		—		—		—		—		6,072		6,072
Skyon Co., Ltd.				—		15,000		—		—		—		—		15,000
Joynav Technology Co., Ltd.				—		4,111		(104)		(245)		—		—		3,762
Other investment in affiliates				25,434		32,271		(8,725)		(1,177)		(11,589)		(24,394)		11,820

			~~W~~	898,512	~~W~~	107,401	~~W~~	(63,980)	~~W~~	(18,959)	~~W~~	(11,589)	~~W~~	(424,992)	~~W~~	486,393

(note a)	Other decrease in investments in equity securities of AirCross Co., Ltd. resulted from the liquidation.

(note b)	Other decrease in investments in equity securities of Virgin Mobile, Inc. and Helio Inc. resulted from the transaction of exchanging shares Sprint Nextel with those of such companies.

(note c)	SK Telecom Global Investment B.V., SKY Property Mgmt, Ltd. and some others investement were included in the consolidation during the year ended December 31, 2009, resulting in a decrease of in equity securities accounted for using the equity method.

(note d)	Other decrease in investments in equity securities of SK Cyberpass, Inc. resulted from the disposal of shares.

(note e)	Other decrease in investments in equity securities of SKT Holdings America resulted from the exchange of equity interest with SKT Americas, Inc.

(note f)	The First Music Investment Fund of SK-PVC and others were included in the equity securities accounted for using equity method as its total assets at the beginning of 2009 decreased to less than ~~W~~10 billion, in accordance to Korean GAAP.

(note g)	Other increase in investments in Daehan Kanggun BcN Co., Ltd. represents the increase through acquisition of lease line business from SK Networks Co., Ltd. (See Note 28.a).

(note h)	Other increase in investments in equity securities of IM Shopping, Inc. resulted from the fact that SK Telecom Global Investment B.V. was included in the consolidation beginning the year ended December 31, 2009. As a result, IM Shopping Inc. which SK Telecom Global Investment B.V., SK Global Investment owns 72.6% equity interest was included in the equity securities accounted for using equity method.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2007
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

SK C&C Co., Ltd.	~~W~~	4,464	~~W~~	(4,160)	~~W~~	(304)	~~W~~	—
TU Media Corp.		784		(732)		(52)		—
IHQ, Inc.		—		—		—		—
Harex Info Tech, Inc.		1,051		—		(350)		701
SK Mobile		—		—		—		—
Helio, Inc.		38		—		(38)		—
Empas Corp.		22,951		(18,924)		(4,027)		—
Etoos Group Inc.		—		—		—		—
Ntreev Soft Co., Ltd.		1,785		(1,785)		—		—
Konan Technology		3,859		(3,859)		—		—
Other investments in affiliates		5,801		2,899		(1,770)		6,930

Total	~~W~~	40,733	~~W~~	(26,561)	~~W~~	(6,541)	~~W~~	7,631

	For the Year Ended December 31, 2008
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

Harex Info Tech, Inc.	~~W~~	701	~~W~~	—	~~W~~	(351)	~~W~~	350
TR Entertainment		—		8,066		(1,210)		6,856
Virgin Mobile USA Inc.		—		126,363		(7,183)		119,180
Skytel Co., Ltd.		—		(1,387)		1,387		—
SK China Company Ltd.		—		107		—		107
Magic Tech Network		—		6,181		(618)		5,563
SK Cyberpass Inc.		—		304		(46)		258
Shenzhen E-Eye High Tech		—		10,851		(2,171)		8,680
Other investments in affiliates		6,930		(1,893)		(1,601)		3,436

Total	~~W~~	7,631	~~W~~	148,592	~~W~~	(11,793)	~~W~~	144,430

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2009
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

Harex Info Tech, Inc.	~~W~~	350	~~W~~	—	~~W~~	(350)		—
TR Entertainment		6,856		—		(1,613)		5,243
Virgin Mobile USA Inc.		119,180		(99,296)		(19,884)		—
Skytel Co., Ltd.		—		—		—		—
SK China Company Ltd.		107		—		(107)		—
Magic Tech Network		5,563		—		(1,236)		4,327
Prmaxsoftware tech.Co., Ltd		—		671		(671)		—
Daehan Kanggun BcN Co. Ltd.		—		45		(45)		—
Hanaro Dream Incorporated		—		87		(87)		—
Cyworld Japan Co., Ltd.		—		2,821		(2,821)		—
Cyworld Incorporated		—		1,664		(1,664)		—
Konan Technology		—		2,027		(715)		1,312
ULand Company Ltd.		—		360		(240)		120
CU Media, Inc.		—		10,972		(1,859)		9,113
SK Cyberpass Inc.		258		(258)		—		—
Shenzhen E-Eye High Tech		8,680		(8,680)		—		—
Other investments in affiliates		3,436		(745)		(1,076)		1,615

Total	~~W~~	144,430	~~W~~	(90,332)	~~W~~	(32,368)	~~W~~	21,730

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2007
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		2,637		—		(2,227)		410
Cyworld Incorporated		1,794		—		(378)		1,416
Other investments in affiliates		788		2,552		(385)		2,955

Total	~~W~~	6,305	~~W~~	2,552	~~W~~	(2,990)	~~W~~	5,867

	For the Year Ended December 31, 2008
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086		—		—	~~W~~	1,086
Cyworld Japan Co., Ltd.		410		—		(410)		—
Cyworld Incorporated		1,416		—		—		1,416
Other investments in affiliates		2,955		57		(192)		2,820

Total	~~W~~	5,867	~~W~~	57	~~W~~	(602)	~~W~~	5,322

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2009
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086		—		—	~~W~~	1,086
Broadband D&M Co., Ltd.		—		931		(79)		852
Cyworld China Holdings Ltd.		—		488		(258)		230
Konan Technology		—		116		(14)		102
ULand Company Ltd.		—		1,268		—		1,268
CU Media, Inc.		—		31		(31)		—
Cyworld Incorporated		1,416		—		—		1,416
Other investments in affiliates		2,820		—		(474)		2,346

Total	~~W~~	5,322	~~W~~	2,834	~~W~~	(856)	~~W~~	7,300

The condensed financial information of the investees as of and for the year ended December 31, 2009 are as follows (in millions of Korean won):

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (Loss)

SK Marketing & Company Co., Ltd.	~~W~~	638,117	~~W~~	419,488	~~W~~	315,850	~~W~~	26,125
SK Wyverns Baseball Club Co., Ltd.		4,515		6,757		29,703		(193)
The First Music Investment Fund of SK-PVC		6,832		51		101		51
Michigan Global Cinema Fund		9,942		82		334		22
Harex Info Tech, Inc.		1,114		823		1,782		(868)
Skytel Co., Ltd.		58,796		7,821		38,382		13,830
SK China Company Ltd.		17,865		1,009		12,461		2,848
TR Entertainment		6,727		1,236		11,279		(665)
SK USA, Inc.		13,433		2,213		10,270		1,393
Korea IT Fund		346,909		—		30,391		11,940
3rd Fund of Isu Entertainment		5,233		—		219		215
Magic Tech Network		10,802		7,666		703		(3,891)
Prmaxsoftware tech. Co., Ltd.		5,417		2,915		1,594		(9,687)
SK Beijing Industrial Development Co., Ltd.		18,486		477		—		(5,448)
Daehan Kanggun BcN Co., Ltd.		36,560		11,517		—		(30)
Wave City Development Co., Ltd.		127,469		119,446		—		(1,966)
Broadband D&M Co., Ltd.		9,036		4,471		41,827		487
Hanaro Dream Incorporated		26,087		7,527		27,967		134
Cyworld Japan Co., Ltd.		234		15		141		(805)
Cyworld Incorporated		1,379		13,868		—		(2,521)
Cyworld China Holdings Ltd.		4,921		7,140		1,681		(4,545)
Konan Technology		11,319		4,162		14,260		2,524
ULand Company Ltd.		8,072		2,629		7,349		(1,464)
CU Media, Inc.		40,519		17,184		36,355		4,078
Mobile Money Ventures, LLC		14,365		3,138		1,816		(13,670)
Joynav Technology Co., Ltd.		9,200		28		84		(253)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Loans to employees’ stock ownership association	~~W~~	34,817	~~W~~	74,878	~~W~~	77,277
Loans to employees for housing and other		15,231		15,488		11,769

	~~W~~	50,048	~~W~~	90,366	~~W~~	89,046

7.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	Useful Lives
	(Years)	2007		2008		2009

Land		~~W~~	454,916	~~W~~	756,348	~~W~~	728,300
Buildings and structures	15-50		1,510,199		1,925,563		2,158,124
Machinery	3-15		12,909,629		18,572,546		19,732,297
Other	4-9		1,028,442		1,135,325		1,163,537
Construction in progress			308,955		356,150		417,027

Total			16,212,141		22,745,932		24,199,285
Less accumulated depreciation			(11,242,431)		(15,305,773)		(16,030,884)
Accumulated impairment			—		(2,197)		(2,019)
Government subsidy			(356)		(273)		(503)

Property and equipment, net		~~W~~	4,969,354	~~W~~	7,437,689	~~W~~	8,165,879

The Officially Assessed Land Prices, issued by the government, as of December 31, 2007, 2008 and 2009 was ~~W~~561,326 million, ~~W~~895,866 million and ~~W~~856,729 million, respectively.

Details of changes in property and equipment for the years ended December 31, 2007, 2008 and 2009 are as follows (In millions of Korean won):

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2008
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	454,916	~~W~~	294,629	~~W~~	141	~~W~~	(3,394)	~~W~~	10,056	~~W~~	—	~~W~~	756,348
Buildings and structures		1,066,080		319,266		10,984		(2,900)		28,692		(67,310)		1,354,812
Machinery		2,800,428		1,675,918		358,052		(55,090)		1,600,116		(1,804,916)		4,574,508
Other		338,975		(950)		1,138,814		(29,633)		(928,313)		(123,022)		395,871
Construction in progress		308,955		61,155		728,939		(13,461)		(729,438)		—		356,150

Total	~~W~~	4,969,354	~~W~~	2,350,018	~~W~~	2,236,930	~~W~~	(104,478)	~~W~~	(18,887)	~~W~~	(1,995,248)	~~W~~	7,437,689

	For the Year Ended December 31, 2009
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	756,348	~~W~~	(5,397)	~~W~~	19,326	~~W~~	(42,902)	~~W~~	925	~~W~~	—	~~W~~	728,300
Buildings and structures		1,354,812		210,087		35,164		(18,766)		(3,659)		(74,283)		1,503,355
Machinery		4,574,508		531,991		345,558		(16,794)		1,553,959		(1,838,688)		5,150,534
Other		395,871		(2,615)		974,824		(28,117)		(849,494)		(123,807)		366,662
Construction in progress		356,150		7,028		787,565		(20,739)		(712,976)		—		417,028

Total	~~W~~	7,437,689	~~W~~	741,094	~~W~~	2,162,437	~~W~~	(127,318)	~~W~~	(11,245)	~~W~~	(2,036,778)	~~W~~	8,165,879

Other increase (decrease) resulted from merger and the changes in consolidated subsidiaries.

8.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	December 31, 2009						Carrying Amounts
	Acquisition		Accumulated			Accumulated
	Cost		Amortization			Impairment	2007		2008		2009

Goodwill	~~W~~	2,457,785	~~W~~	(719,819)		—	~~W~~	1,684,357	~~W~~	1,899,739	~~W~~	1,737,966
Frequency use rights		1,385,120		(657,881)		—		960,302		843,771		727,239
Land use right		424,558		(19,196)		—		1,127		1,260		405,362
Software development costs		243,423		(204,297)		(3,176)		19,837		34,573		35,950
Customer relationships		504,156		(160,413)		—		25,139		435,535		343,743
Other		1,819,701		(1,076,873)		(763)		743,200		763,267		742,065

Total	~~W~~	6,834,743	~~W~~	(2,838,479)	~~W~~	(3,939)	~~W~~	3,433,962	~~W~~	3,978,145	~~W~~	3,992,325

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in intangible assets for the years ended December 31, 2007, 2008 and 2009 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2007
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,775,695	~~W~~	59,460	~~W~~	958	~~W~~	(124)	~~W~~	6,092	~~W~~	(157,724)	~~W~~	(—)	~~W~~	1,684,357
Frequency use rights		1,076,833		—		—		—		—		(116,531)		—		960,302
Software development costs		45,653		1,881		3,294		(5,673)		1,679		(26,930)		(67)		19,837
Customer relationships		—		33,152		—		—		629		(8,642)		—		25,139
Other		620,230		85,983		110,850		(5,750)		129,729		(196,569)		(146)		744,327

Total	~~W~~	3,518,411	~~W~~	180,476	~~W~~	115,102	~~W~~	(11,547)	~~W~~	138,129	~~W~~	(506,396)	~~W~~	(213)	~~W~~	3,433,962

	For the Year Ended December 31, 2008
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,684,357	~~W~~	481,106	~~W~~	1,305	~~W~~	(55)	~~W~~	1,197	~~W~~	(267,078)	~~W~~	(1,093)	~~W~~	1,899,739
Frequency use rights		960,302		—		—		—		—		(116,531)		—		843,771
Software development costs		19,837		4,950		16,356		(1)		10,769		(14,713)		(2,625)		34,573
Customer relationships		25,139		479,017		—		—		—		(68,621)		—		435,535
Other		744,327		16,255		131,680		(10,809)		180,673		(297,085)		(514)		764,527

Total	~~W~~	3,433,962	~~W~~	981,328	~~W~~	149,341	~~W~~	(10,865)	~~W~~	192,639	~~W~~	(764,028)	~~W~~	(4,232)	~~W~~	3,978,145

	For the Year Ended December 31, 2009
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,899,739	~~W~~	4,774	~~W~~	1,807	~~W~~	(1,130)	~~W~~	(261)	~~W~~	(166,963)		—	~~W~~	1,737,966
Frequency use rights		843,771		—		—		—		—		(116,532)		—		727,239
Land use right		1,260		418,016		—		(2)		—		(13,912)		—		405,362
Software development costs		34,573		(71)		17,547		—		4,208		(17,131)		(3,176)		35,950
Customer relationships		435,535		(128)		—		—		—		(91,664)		—		343,743
Other		763,267		24,957		101,417		(8,079)		151,175		(289,909)		(763)		742,065

Total	~~W~~	3,978,145	~~W~~	447,548	~~W~~	120,771	~~W~~	(9,211)	~~W~~	155,122	~~W~~	(696,111)	~~W~~	(3,939)	~~W~~	3,992,325

Other increase (decrease) resulted from merger and change in consolidated subsidiary.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The book value and residual useful lives of major intangible assets as of December 31, 2009 are as follows (in millions of Korean won):

	Amount		Description	Residual Useful Lives

Goodwill	~~W~~	1,306,236	Goodwill related to merger of Shinsegi Telecomm, Inc.	10 years and 3 months
”		22,141	Goodwill related to merger of Empas Corp.	2 years and 10 months
”		358,443	Goodwill related to acquisition of SK Broadband Co., Ltd.	18 years and 3 months
IMT license		677,058	Frequency use rights relating to W-CDMA service	(note a)
WiBro license		45,574	WiBro service	(note b)
DMB license		4,607	DMB service	6 years and 6 months
Customer relationships		343,743	Customer relationships related to acquisition of SK Broadband Co., Ltd.	3 years and 9 months

(note a)	With its application for a license to provide IMT services, the Company has a commitment to pay ~~W~~1,300,000 million to the Korea Communication Commission (“KCC”). SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, paid ~~W~~650,000 million in March 2001 and SK Telecom is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.66% as of December 31, 2009). The future payment obligations are ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from KCC, and recorded the total license cost (measured at present value) as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial. As of December 31, 2009, the present value discount related to the current portion and long-term portion of payments to be made to KCC amounts to ~~W~~929 million and ~~W~~5,837 million, respectively.

(note b)	The Company purchased the WiBro license from KCC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line method over the remaining useful life.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	BONDS PAYABLE

Bonds as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won and thousands of U.S. dollars and thousands of Japanese yen):

		Annual
	Maturity	Interest
	Year	Rate (%)	2007		2008		2009

Domestic general bonds	2008	5.0		300,000		—		—
”	2009	5.0		300,000		300,000		—
”	2010	4.0~6.77		200,000		250,000		190,000
”	2011	3.0		200,000		200,000		200,000
” (note a)	2012	3 month Euro Yen Libor+0.55~2.5		104,166		174,236		195,737
” (note a)	2012	3 month Euro Yen Tibor+2.5		—		—		63,141
”	2013	4.0~6.92		200,000		450,000		490,000
”

”	2014	5.0		200,000		200,000		200,000
”	2015	5.0		—		200,000		200,000
”	2016	5.0~5.92		200,000		200,000		430,000
”	2018	5.0		—		200,000		200,000
Unsecured private bonds (note b)	2008	6.07-6.14		30,000		—		—
” (note b)	2009	6.51-7.48		34,584		23,205		—
”	2009	6.45		30,000		30,000		—
” (note b)	2010	6.50-7.07		36,250		28,182		20,000
Unsecured public bonds	2008	5.50		50,000		—		—
” (note c)	2010	6.30-6.81		110,000		110,000		110,000
” (note d)	2011	9.08		—		25,000		25,000
Debentures	2009	6.08		—		96,172		—
” (note e)	2010	8.75~9.25		—		80,000		80,000
” (note e)	2011	6.65~9.20		—		315,718		315,718
Dollar denominated bonds (US$300,000)	2011	4.25		281,460		377,250		350,280
Dollar denominated bonds (US$500,000) (note f)	2012	7.0		—		656,251		611,301
Dollar denominated bonds (US$400,000)	2027	6.63		375,280		503,000		467,040
Floating rate notes (US$150,000) (note a)	2010	3-month LIBOR rate +3.05		—		188,625		175,140
Floating rate notes (US$220,000) (note a)	2012	3-month LIBOR rate +3.15		—		—		256,872
Convertible bonds (SK Telecom)	2009	—		268,415		268,415		—
Convertible bonds (SK Telecom)	2014	1.75		—		—		437,673

Sub total				2,920,155		4,876,054		5,017,902
Less discounts on bonds				(46,557)		(77,182)		(82,333)
Less conversion right adjustments				(19,665)		(5,733)		(81,235)
Add long-term accrued interest				17,256		17,256		—

Net				2,871,189		4,810,395		4,854,334
Less portion due within one year				(522,528)		(736,003)		(573,936)

Long-term portion			~~W~~	2,348,661	~~W~~	4,074,392	~~W~~	4,280,398

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen Tibor rate and the 3-month Libor rate as of December 31, 2009 are 0.28%, 0.46% and 0.25%, respectively.

(note b)	These bonds are scheduled to repayed in 3 years with a two-year grace period.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note c)	In accordance with the covenant provision of related borrowings, TU Media is required to keep its debt ratio lower than 1,400%.

(note d)	In accordance with the covenant provision of related borrowings, TU Media is required to keep its debt ratio lower than 1,000% and it should generate operating profits as of December 31, 2009.

(note e)	According to the covenant provision of related borrowings, SK Broadband Co., Ltd. is required to keep the debt ratio lower than 1,000 percent and SK Broadband Co., Ltd. should not dispose of its property and equipment more than twenty times of the net assets in each fiscal year.

(note f)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquire more than 45% of ownership of SK Broadband Co., Ltd. and its credit rating on global bond (US$500,000 thousand) is downgraded by S&P or Moody’s, SK Broadband Co., Ltd. should suggest to buy all foreign currency debentures at the price of 101% of the principal.

All of the above bonds will be paid in full at maturities except for bonds of mentioned at the above (note b).

Convertible Bonds Issued by SK Telecom

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of December 31, 2009 was 1,999,997 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

During the year ended December 31, 2009, no conversion was made.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Final	Annual Interest
Lender	Maturity Year	Rate (%) (note a)	2007		2008		2009

Shinhan Bank (note a)	2011	91 days CD yield + 0.25		~~W~~ 200,000		~~W~~ 200,000		~~W~~ 200,000
Korea Development Bank	2011	91 days CD yield + 1.02		—		~~W~~100,000		~~W~~100,000
Citibank	2011	91 days CD yield + 1.20		—		~~W~~100,000		~~W~~100,000
Nonghyup	2011	91 days CD yield + 1.30		—		~~W~~100,000		~~W~~100,000
Hana Bank	2011	91 days CD yield + 1.50		—		~~W~~150,000		~~W~~150,000
Nonghyup	2011	91 days CD yield + 1.50		—		~~W~~50,000		~~W~~50,000
Shinhan Bank	2011	4.36		~~W~~762		~~W~~635		—
Korea Development Bank	2011	4.39		—		~~W~~16,253		~~W~~9,752
Kookmin Bank	2012	4.77		—		~~W~~11,860		~~W~~9,883
Korea Development Bank	2013	4.77		—		~~W~~10,577		~~W~~10,577
Small Business Corporation	2009	5.25		~~W~~156		~~W~~31		—
Calyon Bank	2013	6M Libor + 0.29	US$	50,000	US$	50,000	US$	50,000
DBS Bank	”	”	US$	25,000	US$	25,000	US$	25,000
SMBC	”	”	US$	25,000	US$	25,000	US$	25,000
Earthlink, Inc.	2010	10	US$	30,000		—		—
Korea Development Bank	2014	4.77		—		—		~~W~~9,885
Industrial Bank of Korea	2010	2.78		~~W~~641		~~W~~384		~~W~~128
Resona Bank	2010	1.85		¥98,573		—		—

Total				~~W~~201,559		~~W~~739,740		~~W~~740,225
			US$	130,000	US$	100,000	US$	100,000
				¥98,573		—		—

Equivalent in Korean won				~~W~~324,346		~~W~~865,490		~~W~~856,985
Less portion due within one year				(925)		(9,019)		(12,345)

Long-term portion				~~W~~323,421		~~W~~856,471		~~W~~844,640

(note a)	At December 31, 2009, the 91-day CD yield and the 6M LIBOR rate are 2.86% and 0.43%, respectively.

The repayment schedule of long-term borrowings at December 31, 2009 is as follows (in millions of Korean won and thousands of U.S. dollars):

			Long-Term Borrowings
	Long-Term		in Foreign Currencies
	Borrowings in		Foreign		Korean Won
Year Ending December 31,	Korean Won		Currencies		Equivalent		Total

2010		12,345		—		—		12,345
2011		712,377		—		—		712,377
2012		8,797		—		—		8,797
2013 and thereafter		6,706	US$	100,000	~~W~~	116,760		123,466

Total	~~W~~	740,225	US$	100,000	~~W~~	116,760	~~W~~	856,985

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	SUBSCRIPTION DEPOSITS

The Company receives facility guarantee deposits from subscribers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term subscription guarantee deposits by service type held as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service Type	Subscriber		2007		2008		2009

Cellular	~~W~~	200,000	~~W~~	6,425	~~W~~	4,796	~~W~~	5,480

Subscription deposits payable recorded as current liabilities represents payables to subscribers who cancelled services.

12.	LEASES

SK Broadband Co., Ltd., a subsidiary of the Company, has leased certain equipment related to telecommunication under a finance lease agreement with Cisco Capital Korea. In addition, under certain finance lease agreements with KDB Capital Corp., and other lease companies, Broadband Media Co., Ltd., a subsidiary of the Company, has leased setup-boxes, sharers, etc. The acquisition cost of such leased setup-boxes, equipment and other totaled ~~W~~276,395 million as of December 31, 2009. Accumulated depreciation for the leased assets as of December 31, 2009 is ~~W~~118,793 million. The Company’s minimum future lease payments as of December 31, 2009 are as follows (in millions of Korean won):

	Annual Lease
Year Ending December 31,	Payments		Interest		Principal

2010	~~W~~	79,644	~~W~~	9,051	~~W~~	70,593
2011		59,140		4,075		55,065
2012		22,720		980		21,740
2013		922		18		904

Total	~~W~~	162,426	~~W~~	14,124		148,302

Less portion due within one year						(70,593)

Finance lease liabilities					~~W~~	77,709

The Company leased certain machinery and equipment under an operating lease and the Company’s minimum future lease payments as of December 31, 2009 are as follows (In millions of Korean won):

Year Ending December 31,	Minimum Lease Payments

2010	~~W~~	1,396
2011		897
2012		362
2013		2
2014 and thereafter		44

Total	~~W~~	2,701

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan, thousands of Vietnam dongs, thousands of Canadian dollars, thousands of France francs and thousands of Thailand Baht):

	Foreign Currencies						Korean Won Equivalent
	2007		2008		2009		2007		2008		2009

Cash and cash equivalents	US$	357,413	US$	7,269	US$	3,885	~~W~~	335,325	~~W~~	9,140	~~W~~	4,536
”		EUR117		EUR85		EUR9		162		152		15
”		—		JPY1,313		JPY35,930		—		18		454
Accounts receivable — trade	US$	26,818	US$	35,837	US$	36,119		25,161		45,066		42,173
”		¥41,307		—		¥54,776		344		—		692
”		EUR248		EUR187		EUR187		343		332		313
”		CNY5,620		CNY5,620		—		722		1,035		—
”		—		—		THB2,852		—		—		100
Short-term loans	US$	2,419	US$	2,168	US$	480		2,270		2,726		560
Accounts receivable — other	US$	965	US$	2	US$	182		905		3		212
”		—		CNY7,888		CNY1,131		—		1,452		193
Guarantee deposits	US$	12	US$	8	US$	8		11		9		9
”		¥16,912		¥17,397		¥17,397		141		242		220

Total assets							~~W~~	365,384	~~W~~	60,175	~~W~~	49,477

	Foreign Currencies						Korean Won Equivalent
	2007		2008		2009		2007		2008		2009

Accounts payable — trade	US$	27,904	US$	22,295	US$	22,675	~~W~~	26,179	~~W~~	28,036	~~W~~	26,476
”		¥1,251		¥1,251		¥1,251		10		17		16
”		—		FRF11		FRF11		—		3		3
Accounts payable — other	US$	22,596	US$	31,605	US$	22,695		21,199		39,744		26,498
”		¥16,954		¥112,370		¥99,742		141		1,566		1,260
”	HK$	248	HK$	41	HK$	19		30		7		3
”		GBP931		GBP38		GBP78		1,745		70		146
”	SG$	27	SG$	1	SG$	1		18		1		1
”		EUR 588		EUR 1,116		EUR 810		812		1,983		1,356
”		CHF250		CHF-		CHF19		208		—		22
”		FRF11		FRF-		FRF-		2		—		—

Total liabilities							~~W~~	50,344	~~W~~	71,427	~~W~~	55,781

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711	80,745,711
Outstanding shares, net of treasury stock	72,584,677	72,486,015	72,344,999

Significant changes in common stock and capital surplus in 2007, 2008 and 2009 are as follows (in millions of Korean won, except for share data):

	Number of			Capital
	Shares Issued	Common Stock		Surplus

At December 31, 2006	81,193,711		44,639		2,966,399
Conversion of convertible bonds (note a)	—		—		(11,116)
Transfer of stock options from capital adjustment (note b)	—		—		3,246
Equity in capital surplus changes of affiliates	—		—		(2,423)

At December 31, 2007	81,193,711		44,639		2,956,106
Decrease of conversion of convertible bonds due to change in statutory tax rates	—		—		1,544
Gain on disposal of treasury stock (note c)	—		—		722
Equity in capital surplus changes of affiliates	—		—		482

At December 31, 2008	81,193,711		44,639		2,958,854
Issuance of convertible bonds (note d)	—		—		73,622
Gain on disposal of treasury stock (note e)	(448,000)		—		(722)
Equity in capital surplus changes of affiliates	—		—		193

At December 31, 2009	80,745,711	~~W~~	44,639	~~W~~	3,031,947

(note a)	For the year ended December 31, 2007, the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks (see note 16). Related to this conversion transaction, the capital surplus amount decreased by ~~W~~11,116 million.

(note b)	For the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus.

(note c)	On January 23, 2008, treasury stock of 208,326 shares with carrying value totaling ~~W~~49,401 million were sold to the employees’ stock ownership association. As a result of these transactions, tax effect of accumulated temporary differences related to the sold treasury stocks exceeded loss on disposal of treasury stock.

(note d)	During the year ended December 31, 2009, convertible bonds with principal amount of US$332,528,000 were issued and resulted in the increase of value of conversion rights (capital surplus) of convertible bonds (net of tax effect ~~W~~19,445 million).

(note e)	On January 9, 2009, the Company retired treasury stock of 448,000 shares and reduced retained earnings before appropriation in accordance with the Korean Commercial Law. The Company’s capital surplus was changed due to the tax effect of this share retirement.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	RETAINED EARNINGS

Retained earnings as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Appropriated	~~W~~	7,335,037	~~W~~	8,295,037	~~W~~	8,890,053
Unappropriated		1,579,933		1,153,148		1,019,700

	~~W~~	8,914,970	~~W~~	9,448,185	~~W~~	9,909,753

The details of appropriated retained earnings as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Legal reserve	~~W~~	22,320	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		—		—
Reserve for loss on disposal of treasury stock		255,984		255,984		—
Reserve for research and manpower development		872,595		872,595		672,595
Reserve for business expansion		6,151,138		6,344,138		7,045,138
Reserve for technology development		—		800,000		1,150,000

	~~W~~	7,335,037	~~W~~	8,295,037	~~W~~	8,890,053

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

Through 2006, the Financial Control Regulation for Listed Companies in Korea required that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income tax, if any) on the disposal of property and equipment should be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reached 30%. However, this regulation was nullified during the year ended December 31, 2007 and no such requirement exists as of December 31, 2007, 2008 and 2009.

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

d.	Reserve for Business Expansion and Technology Development

The reserves for business expansion and technology development are voluntary and were approved by the board of directors and stockholders.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	TREASURY STOCK

Upon issuance of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2006. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2006 in order to stabilize the market price of its stock. Meanwhile, the loss on disposal of treasury stock decreased by ~~W~~337 million for the year ended December 31, 2007 to reflect the tax effect of change in accumulated temporary differences related to treasury stocks based on the prior year tax return.

In addition, during the year ended December 31, 2007, the convertible bonds with a principal amount of US$75,080 thousand were converted into 216,347 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~51,199 million, which resulted in gain on disposal of treasury stock of ~~W~~1,414 million, respectively. From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the board of directors on November 2, 2007.

On December 26, 2007 and January 23, 2008, treasury stock of 171,871 shares and 208,326 shares with carrying value totaling ~~W~~40,756 million and ~~W~~49,401 million, respectively, were sold to the employees’ stock ownership association. As a result of theseh transactions, loss on disposal of treasury stock decreased by ~~W~~6,042 million for the year ended December 31, 2007 and increased by ~~W~~7,155 million for the year ended December 31, 2008.

From December 2, 2008 through January 7, 2009, the Company acquired 448,000 shares of treasury stock for ~~W~~92,476 million in accordance with a resolution of the board of directors on October 23, 2008. And, the Company retired the shares with the Company’s retained earnings for ~~W~~92,476 million in accordance with a resolution of board of directors on January 9, 2009. As a result of these transactions, retained earnings decreased by ~~W~~92,476 million. On December 15, 2009, the Company acquired four shares of treasury stock for ~~W~~0.7 million from various fractional shareholders who had acquired the Company’s fractional shares as part of the merger with Shinsegi Telecom, Inc. in 2000.

17.	INCOME TAXES

Income tax expenses for the years ended December 31, 2007, 2008 and 2009 consist of the following (in millions of Korean won) :

	2007		2008		2009

Currently	~~W~~	572,556	~~W~~	494,163	~~W~~	610,561
Changes in net deferred tax liabilities		121,681		(194,864)		(254,891)

Income tax expenses	~~W~~	694,237	~~W~~	299,299	~~W~~	355,670

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2007, 2008 and 2009 is attributable to the following (in millions of Korean won):

	2007		2008		2009

Income taxes at statutory income tax rate of 25% in 2007 and 2008 and 22% in 2009	~~W~~	571,214	~~W~~	315,091	~~W~~	308,109
Resident surtax payable		57,121		31,509		30,811
Tax credit for investments, technology and human resource development		(105,819)		(98,551)		(98,242)
Special surtax for agriculture and fishery industries fund designated by government		17,855		17,528		16,521
Additional income tax (tax refund) for prior periods		8,148		(53,913)		10,947
Tax effect from statutory tax rate change		—		(28,656)		(3,353)
Goodwill amortization not deductible for tax purpose		35,382		35,382		31,136
Undistributed earnings (unrecognized deficit) of subsidiaries		5,326		3,196		(14,821)
Permanent differences		3,664		40,484		3,586
Increase (decrease) in valuation allowance		101,346		37,229		70,976

Recorded income taxes	~~W~~	694,237	~~W~~	299,299	~~W~~	355,670

Effective tax rate		30.38%		23.75%		25.40%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Current :
Allowance for doubtful accounts	~~W~~	17,289	~~W~~	33,073	~~W~~	56,573
Accrued interest income		(2,073)		(2,902)		(1,662)
Accrued interest expense		—		21,856		35,179
Provision for handset subsidy		—		—		128,785
Net operating loss carryforwards		5,406		7,606		—
Tax credit carryforwards		—		570		225
Other		15,757		(32,417)		(13,809)

Net deferred tax assets — current		36,379		27,786		205,291

Non-Current :
Depreciation		(42,671)		(9,491)		6,112
Loss on impairment of investment securities		41,105		99,149		59,450
Equity in losses (gains) of affiliates, net		(52,313)		(3,458)		2,468
Unrecognized deficit (undistributed earnings) of subsidiaries		86,497		(59,826)		111,807
Tax free reserve for research and manpower development		(151,259)		(80,707)		(132,244)
Tax free reserve for loss on disposal of treasury stock		(70,396)		—		—
Loss on valuation of foreign currency swap		6,188		(36,332)		(49,178)
Loss on valuation of interest swap		(871)		7,370		3,392
Loss on valuation of foreign currency swap (accumulated other comprehensive income)		6,668		(1,490)		(5,365)
Gain on conversion of convertible bond		(102,613)		(82,091)		—
Consideration for conversion right		(12,870)		(11,325)		—
Equity in other comprehensive income of affiliates, net		7,879		22,960		13,799
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(617,020)		(123,636)		(309,882)
Goodwill relevant to leased line		—		—		189,372
Gain on foreign currency translation		—		(34,773)		(48,475)
Net operating loss carryforwards		183,053		137,348		176,532
Tax credit carryforwards		35,399		39,345		14,417
Other		28,864		86,061		31,899

Total deferred tax assets (liabilities)		(654,360)		(50,896)		64,104
Valuation allowance for :
Depreciation		236		(11,686)		(8,558)
Net operating loss carryforwards		(182,726)		(137,348)		(176,449)
Equity in losses of affiliates and unrecognized deficit of subsidiaries		(161,081)		(87,314)		(111,449)
Gain on foreign currency translation		—		(34,773)		(48,475)
Loss on impairment of investment securities		—		(18,387)		(18,033)
Other		(39,541)		(63,403)		(13,949)

Net deferred tax liabilities — non-current	~~W~~	(1,037,472)	~~W~~	(403,807)	~~W~~	(312,809)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries which are expected to be reutilized will expire as follows (in millions of Korean won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2010	~~W~~		~~W~~	225
2011		—		531
2012		83		—

Total	~~W~~	83	~~W~~	756

Deferred tax assets (liabilities) added to (deducted from) capital surplus or accumulated other comprehensive income as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Consideration for conversion right	~~W~~	(12,870)	~~W~~	(11,325)	~~W~~	(30,770)
Gain on disposal of treasury stock		(36,339)		(28,368)		(29,901)
Other capital adjustment		—		—		190,246
Equity in capital adjustments of affiliates		—		4,677		1,649
Stock option		(99)		—		—
Unrealized gain on valuation of long-term investment securities, net		(616,996)		(125,620)		(285,562)
Equity in other comprehensive income of affiliates, net		(716)		(12,438)		(1,409)
Loss (gain) on valuation of foreign currency swap		6,668		4,032		(212)
Loss (gain) on valuation of interest rate swap		(871)		7,370		3,083
Foreign-based operations’ translation adjustment		(32)		193		193
Retained earnings		30		30		30

Total	~~W~~	(661,225)	~~W~~	(161,449)	~~W~~	(152,653)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	COMPREHENSIVE INCOME

Details of comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007				2008				2009
	Profit and				Profit and				Profit and
	Loss Effect		Tax Effect		Loss Effect		Tax Effect		Loss Effect		Tax Effect

Net income	~~W~~	1,562,265			~~W~~	972,338			~~W~~	1,055,606
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		1,195,385	~~W~~	(454,149)		(1,216,771)	~~W~~	491,376		590,746	~~W~~	(159,942)
Equity in other comprehensive income of affiliates, net		(105,597)		40,687		(70,490)		(11,722)		(20,017)		11,028
Foreign-based operations translation adjustment		4,162		(10)		60,262		226		(41,753)		—
Gain (loss) on valuation of currency swap, net		4,671		—		20,360		(2,636)		14,941		(4,244)
Gain (loss) on valuation of interest rate swap, net		2,627		(996)		(28,427)		8,241		15,197		(4,286)

Sub-total		1,101,248	~~W~~	(414,468)		(1,235,066)	~~W~~	485,485		559,114	~~W~~	(157,444)

Comprehensive income	~~W~~	2,663,513			~~W~~	(262,728)			~~W~~	1,614,720

Attributable to :
Controlling interests	~~W~~	2,750,124			~~W~~	(19,347)			~~W~~	1,806,296
Non- controlling interests		(86,611)				(243,381)				(191,576)

	~~W~~	2,663,513			~~W~~	(262,728)			~~W~~	1,614,720

19.	NET INCOME PER SHARE

Net income from continuing operation per share and net income per share for the years ended December 31, 2007, 2008 and 2009 are computed as follows (in millions of Korean won, except for share data):

Net income from continuing operation per share

	2007		2008		2009

Net income from continuing operation attributable to the controlling interests	~~W~~	1,681,796	~~W~~	1,196,425	~~W~~	1,240,195
Weighted average number of common shares outstanding		72,650,909		72,765,557		72,346,763

Net income per share	~~W~~	23,149	~~W~~	16,442	~~W~~	17,142

Net income from continuing operation attributable to the controlling interests for the years ended December 31, 2007, 2008 and 2009 are computed as follows (in millions of Korean won):

	2007		2008		2009

Net income attributable to the controlling interests	~~W~~	1,648,876	~~W~~	1,215,719	~~W~~	1,247,182
The controlling interests’ portion of net loss(income) from discontinued operation attributable to the controlling interests		32,920		(19,294)		(6,987)

Net income from continuing operation attributable to the controlling interests	~~W~~	1,681,796	~~W~~	1,196,425	~~W~~	1,240,195

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income per share

	2007		2008		2009

Net income attributable to the controlling interests	~~W~~	1,648,876	~~W~~	1,215,719	~~W~~	1,247,182
Weighted average number of common shares outstanding		72,650,909		72,765,557		72,346,763

Net income per share	~~W~~	22,696	~~W~~	16,707	~~W~~	17,239

The weighted average number of common shares outstanding for 2007, 2008 and 2009 is calculated as follows:

			Weighted	Weighted
		Number of	Number of	Number of
	Date	Shares	Days	Shares

For 2007 :
At January 1, 2007	—	81,193,711	365/365	81,193,711
Treasury stock, at the beginning of the year	—	(8,526,252)	365/365	(8,526,252)
Acquisition of treasury stock	(note a)	(471,000)	—	(36,337)
Conversion of convertible bonds	(note b)	216,347	—	16,962
Disposal of treasury stock		171,871	6/365	2,825

Total		72,584,677		72,650,909

For 2008 :
At January 1, 2008		81,193,711	366/366	81,193,711
Treasury stock, at the beginning of the year		(8,609,034)	366/366	(8,609,034)
Acquisition of treasury stock	(note a)	(306,988)	—	(14,924)
Disposal of treasury stock		208,326	344/366	195,804

Total		72,486,015		72,765,557

For 2009 :
At January 1, 2009		81,193,711	365/365	81,193,711
Treasury stock, at the beginning of the year		(8,707,696)	365/365	(8,707,696)
Acquisition of treasury stock	(note a)	(141,016)	—	(139,252)

Total		72,344,999		72,346,763

(note a)	The Company acquired treasury stocks on various dates for the years ended December 31, 2007, 2008 and 2009, and the weighted number of shares was calculated at each transaction date respectively.

(note b)	Treasury stocks were used to settle the conversion of the convertible bonds on various dates during the year ended December 31, 2007, and the weighted number of shares was calculated at each transaction date respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Diluted net income from continuing operation per share and diluted net income per share amounts for the years ended December 31, 2007, 2008 and 2009 are computed as follows (in millions of Korean won, except for share data):

Diluted net income from continuing operation per share

	2007		2008		2009

Adjusted net income from continuing operation attributable to the controlling interests	~~W~~	1,694,598	~~W~~	1,207,575	~~W~~	1,260,679
Adjusted weighted average number of common shares outstanding		74,263,655		74,090,301		74,367,734

Net income per share	~~W~~	22,819	~~W~~	16,299	~~W~~	16,952

Diluted net income per share

	2007		2008		2009

Adjusted net income attributable to the controlling interest	~~W~~	1,661,678	~~W~~	1,226,869	~~W~~	1,267,666
Adjusted weighted average number of common shares outstanding		74,263,655		74,090,301		74,367,734

Diluted net income per share	~~W~~	22,375	~~W~~	16,559	~~W~~	17,046

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2007, 2008 and 2009 are as follows:

Diluted net income per share

			Average Weighted	Per-Share
	Net Income		Number of Shares	Amount
	(In millions of			(In Korean won)
	Korean won)

For 2007
Basic net income per share	~~W~~	1,648,876	72,650,909	~~W~~	22,696

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		12,802	1,612,746

Diluted net income per share	~~W~~	1,661,678	74,263,655	~~W~~	22,375

For 2008
Basic net income per share	~~W~~	1,215,719	72,765,557	~~W~~	16,707

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		11,150	1,324,744

Diluted net income per share	~~W~~	1,226,869	74,090,301	~~W~~	16,559

For 2009
Basic net income per share	~~W~~	1,247,182	72,346,763	~~W~~	17,239

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		20,484	2,020,971

Diluted net income per share	~~W~~	1,267,666	74,367,734	~~W~~	17,046

(note a)	For the years ended December 31, 2007, 2008 and 2009, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2007, 2008 and 2009, respectively.

(note b)	The effect of convertible bonds is increase in net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

Net incomes from discontinued operation per share for the years ended December, 31, 2007, 2008 and 2009 are computed as follows (In Korean won):

	2007		2008		2009

Net income (loss) attributable to the controlling interest	~~W~~	(453)	~~W~~	265	~~W~~	97

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won, except for share data):

		Number of
Fiscal		Shares			Dividend
Year	Dividend Type	Outstanding	Face Value		Ratio	Dividends

2007	Cash dividends (interim)	72,667,459	~~W~~	500	200%	~~W~~	72,668
	Cash dividends (year-end)	72,584,677	~~W~~	500	1,680%		609,711

	Total					~~W~~	682,379

2008	Cash dividends (interim)	72,793,003	~~W~~	500	200%	~~W~~	72,793
	Cash dividends (year-end)	72,524,203	~~W~~	500	1,680%		609,203

	Total					~~W~~	681,996

2009	Cash dividends (interim)	72,345,003	~~W~~	500	200%	~~W~~	72,345
	Cash dividends (year-end)	72,344,999	~~W~~	500	1,680%		607,698

	Total					~~W~~	680,043

Dividends payout ratios for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won and %):

	2007		2008		2009

Dividends	~~W~~	682,379	~~W~~	681,996	~~W~~	680,043
Net income attributable to the majority interest		1,648,876		1,215,719	~~W~~	1,247,182

Dividends payout ratio		41.38%		56.10%		54.53%

Dividends yield ratios for the years ended December 31, 2007, 2008 and 2009 are as follows (in Korean won and %):

	2007		2008		2009

Dividend per share	~~W~~	9,400	~~W~~	9,400	~~W~~	9,400
Stock price at the year-end		249,000		209,000		169,500

Dividends yield ratio		3.78%		4.49%		5.55%

21.	RESTRICTED DEPOSITS

a. At December 31, 2009, the Company has guarantee deposits restricted for their checking accounts totaling ~~W~~55 million and deposits restricted for charitable trust for the benefit of the public amounting to ~~W~~56,500 million.

b. At December 31, 2009, certain short-term and long-term bank deposits totaling ~~W~~97,392 million are secured for payment guarantee of short-term borrowings, accounts payable, operating lease and other.

22.	COMMITMENTS AND CONTINGENCIES

a. SK Broadband Co., Ltd., a subsidiary of the Company, agreed to provide guarantees for loans of Broadband Media Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals of ~~W~~52,000 million to Woori Bank, ~~W~~65,000 million to Hana Bank, ~~W~~52,000 million to Kookmin Bank and ~~W~~26,000 million to Korean Federation of Community Credit Cooperatives, respectively, and its short-term financial instruments as collaterals of ~~W~~10,000 million to Hana Bank, ~~W~~40,000 million to Korea Exchange

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank, ~~W~~20,000 million to Kookmin Bank, and ~~W~~10,000 million to Woori Bank, respectively, as of December 31, 2009.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals of ~~W~~16,900 million to Kookmin Bank as of December 31, 2009.

SK Broadband Co., Ltd.’s board of directors resolved to provide its time deposits up to ~~W~~20,000 million as collateral for members of Employee Stock Purchase Association (ESPA) in order for them to contribute money to the ESPA, which will be used to purchase the shares of SK Broadband Co., Ltd. in the market. In accordance with such resolution, the Company has pledged its time deposits of ~~W~~4,000 million as of December 31, 2009.

In addition, SK Broadband Co., Ltd. has provided its buildings as collateral to tenants of its building to guarantee repayment of leasehold deposits received totaling ~~W~~25,200 million from them.

b. TU Media Corp., a subsidiary of the Company, has provided its broadcasting devices with carrying amount of ~~W~~37,363 million as collateral to Korea Development Bank for its bonds payable as of December 31, 2009. In addition, TU Media Corp. has provided its short-term financial instruments of ~~W~~30 million as collateral to Hana Bank for the guarantee of wire transfer.

c. PAXNet Co., Ltd., a subsidiary of the Company, has provided its short-term financial instrument of ~~W~~2,456 million as collateral to Korea Investment Mutual Savings Bank in connection with its security-backed loan business as of December 31, 2009.

d. IHQ, Inc., a subsidiary of the Company, has provided ~~W~~339 million as guarantees for loans of eight actors who have engaged in management agency contracts with IHQ, Inc.

e. One hundred notes received before May 13, 1999 have been misplaced as of December 31, 2009 by IHQ, Inc., a subsidiary of the Company, and it is in the process of obtaining a court judgment to void the misplaced notes.

f. Broadband Media Co., Ltd., a subsidiary of the Company, has provided to a note amounting to ~~W~~50,000 million as collateral to Hana Bank for its short-term borrowings.

g. As of December 31, 2009, customers of SK Broadband Co., Ltd. have filed a lawsuit of ~~W~~24,113 million against SK Broadband Co., Ltd. for violating customers’ privacy. The ultimate outcome of the lawsuit cannot presently be determined.

23.	INSURANCE

At December 31, 2009, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won, thousands of U.S. dollars, and thousands of Chinese Yuan):

Asset	Risk	Book Value		Coverage

Inventories and				US$	56,115
property and equipment	Fire and comprehensive liability			~~W~~	9,806,854
		~~W~~	5,217,814	CNY	1,100,000

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the years ended December 31, 2007, 2008 and 2009, and account balances as of December 31, 2007, 2008 and 0009 are as follows (in millions of Korean won):

Description	2007		2008		2009

Transactions
SK Corporation:
Purchases of property and equipment	~~W~~	—	~~W~~	—	~~W~~	85
Commissions paid and other expense		—		177		26,688
Commission income and other income		829		313		863
SK Energy Co., Ltd.:
Purchases of property and equipment		—		3,001		—
Commissions paid and other expense		30,281		17,895		1,071
Commission income and other income		17,250		8,898		6,673
SK Engineering & Construction Co., Ltd.:
Purchases of property and equipment		307,702		256,548		344,739
Commissions paid and other expense		16,147		17,025		30,999
Commission income and other income		2,908		2,705		2,340
SK Networks Co., Ltd.:
Purchases of property and equipment		39,415		28,972		1,513,804
Commissions paid, leased line and other expense		710,228		753,036		955,329
Sales of handsets and other income		15,754		32,052		44,757
SK Telesys Co., Ltd.:
Purchases of property and equipment		264,150		270,133		237,015
Commissions paid and other expenses		13,027		9,078		110,192
Commission income and other income		2,687		1,967		1,652
SKC:
Commissions paid and other expenses		21		26		26
Commission income and other income		1,135		1,005		909
Innoace Co., Ltd.:
Purchases of property and equipment		23,694		27,153		12,707
Commissions paid and other expenses		9,839		9,389		17,388
Commission income and other income		242		269		546
SK C&C Co., Ltd.:
Purchases of property and equipment		205,677		232,238		237,459
Commissions paid and other expenses		251,401		273,279		317,539
Commission income and other income		9,470		12,681		12,606
SK Networks Service:
Commissions paid and other expenses		—		20,599		28,009
Commission income and other income		—		—		510
SK Networks Co., Ltd. WALKERHILL:
Commissions paid and other expenses		—		17,881		12,572
Commission income and other income		—		983		592

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2007		2008		2009

OK Cashbag Service Co., Ltd.:
Purchases of property and equipment	~~W~~	—	~~W~~	1,906	~~W~~	1,458
Commissions paid and other expenses		—		9,978		6,601
Commission income and other income		—		417		560
SK Mobile Energy., Ltd.:
Purchases of property and equipment		—		4,167		5,512
Commission income and other income		—		23		21
Infosec Co., Ltd.:
Purchases of property and equipment		—		1,270		349
Commissions paid and other expenses		—		3,076		1,218
Commission income and other income		—		11		6
SK Shipping Co., Ltd.:
Purchases of property and equipment		—		—		23,870
Commission income and other income		—		568		2,775
AirCross Co., Ltd.:
Commissions paid and other expenses		—		9,158		—
Commission income and other income		—		375		—
Cross M Insight Co., Ltd.:
Commissions paid and other expenses		—		—		3,716
Commission income and other income		—		—		763
MROKorea Co., Ltd.:
Purchases of property and equipment		—		119		3,802
Commissions paid and other expenses		—		2,545		3,677
Commission income and other income		—		12		19
SK Marketing & Company Co., Ltd.:
Purchases of property and equipment		—		—		6,215
Commissions paid and other expenses		—		49,826		149,406
Commission income and other income		—		6,769		6,290
SK Wyverns Baseball Club Co., Ltd.:
Commissions paid and other expenses		—		—		21,444
Commission income and other income		—		—		336
Broadband D&M Co., Ltd.:
Purchases of property and equipment		—		—		7,214
Commissions paid and other expenses		—		—		26,992
Commission income and other income		—		—		666
Hanaro Dream, Inc.:
Commissions paid and other expenses		—		—		15,128
Commission income and other income		—		—		3,551
Broadband CS Co., Ltd.:
Commissions paid and other expenses		—		—		56,475
Commission income and other income		—		—		749

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2007		2008		2009

Wave City Development Co., Ltd.:
Commission income and other income	~~W~~	—	~~W~~	—	~~W~~	34,920
JYP Entertainment Corp.:
Commissions paid and other expenses		1,248		3,655		3,044
Commission income and other income		—		84		86
SK China Company Ltd.:
Commissions paid and other expenses		—		5,826		4,049
Commission income and other income		—		—		739
SK Telecom China Holdings Co., Ltd.:
Commissions paid and other expenses		7,655		—		—
SK USA, Inc.:
Commissions paid and other expenses		2,617		3,032		4,395
S-Telecom (formerly CDMA Mobile Phone Center):
Commission income and other income		16,564		20,627		22,919
Konan Technology Inc.:
Purchases of property and equipment		—		—		73
Commissions paid and other expenses		—		—		4,424
Commission income and other income		—		—		1
WS Entertainment:
Commissions paid and other expenses		1,081		—		827
Others:
Purchases of property and equipment						70
Commissions paid and other expenses		4,444		1,100		8,987
Commission income and other income		—		5,125		4,143
Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable — trade and other	~~W~~	310	~~W~~	203	~~W~~	208
Accounts payable		8,870		1,164		44,420
Guarantee deposits received		1,135		1,076		82
SK Networks Co., Ltd.:
Accounts receivable — trade and other		2,182		1,069		5,240
Guarantee deposits		113		330		330
Accounts payable		71,311		71,795		281,346
Guarantee deposits received		3,432		3,963		54,461
SK Corporation:
Accounts receivable — trade and other		775		46		249
Accounts payable		—		—		2
Guarantee deposits received		—		—		23

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2007		2008		2009

SK Energy Co., Ltd.:
Accounts receivable — trade and other	~~W~~	2,959	~~W~~	109	~~W~~	1,323
Guarantee deposits		134		—		96
Accounts payable		4,404		3,548		577
Guarantee deposits received		248		—		—
SK Telesys Co., Ltd.:
Accounts receivable — trade and other		31		486		242
Accounts payable		30,205		20,533		55,585
SKC:
Accounts receivable — trade and other		71		81		69
Innoace Co., Ltd.:
Accounts receivable — trade and other		26		10		—
Accounts payable		7,223		4,315		—
Guarantee deposits received		2,291		2,444		—
SK C&C Co., Ltd.:
Accounts receivable — trade and other		411		2,477		1,070
Guarantee deposits		—		140		—
Accounts payable		135,297		93,680		260,732
Guarantee deposits received		346		24		5
SK Networks Co., Ltd. WALKERHILL:
Accounts receivable — trade and other		—		529		80
Guarantee deposits		—		900		5,400
Accounts payable		—		4,011		6,491
SK Networks Service Co., Ltd.:
Accounts payable		—		—		13,028
AirCross Co., Ltd.:
Accounts receivable — trade and other		—		57		—
Accounts payable		—		397		—
Guarantee deposits received		—		276		—
OK Cashbag Service Co., Ltd.:
Accounts receivable — trade and other		—		—		58
Accounts payable		—		—		6,428
Cross M Insight Co., Ltd.:
Accounts receivable — trade and other		—		—		909
Accounts payable		—		—		1,086
ifilm Co.,Ltd.:
Accounts receivable — trade and other		5,724		—		—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2007		2008		2009

SK China Company Ltd.:
Accounts payable	~~W~~	—	~~W~~	1,428	~~W~~	—
Guarantee deposits received		—		—		257
S-Telecom (Former: CDMA Mobile Phone Center):
Accounts receivable — trade and other		38,756		80,734		95,871
Accounts payable		65		87		—
SK Marketing & Company Co., Ltd.:
Accounts receivable — trade and other		—		1,704		3,084
Accounts payable		—		22,866		28,925
Guarantee deposits received		—		248		248
SK Wyverns Baseball Club Co., Ltd.:
Accounts receivable — trade and other		—		—		3,040
Broadband D&M Co., Ltd.:
Accounts receivable — trade and other		—		—		13
Guarantee deposits		—		—		509
Accounts payable		—		—		1,266
Hanaro Dream, Inc.:
Accounts receivable — trade and other		—		—		1,022
Accounts payable		—		—		785
Wave City Development Co., Ltd.:
Accounts receivable — trade and other		—		—		38,412
JYP Entertainment Corp.:
Accounts receivable — trade and other		—		546		1,006
Accounts payable		—		—		—
Guarantee deposits received		—		133		2,188
Others:
Accounts receivable — trade and other		1,255		284		2,045
Guarantee deposits		—		—		1,200
Accounts payable		413		774		6,296
Guarantee deposits received		—		—		66

25.	COMPENSATION FOR THE KEY MANAGEMENT

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007	2008	2009

Payee
(including outside directors)	8 registered directors	7 registered directors	8 registered directors
Payroll	~~W~~4,786	~~W~~4,405	~~W~~6,422
Severance indemnities	722	556	276

Total	~~W~~5,508	~~W~~4,961	~~W~~6,698

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

a.  Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2007, 2008 and 2009 totaled ~~W~~27,668 million, ~~W~~24,889 million and ~~W~~18,856 million was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration from the end of the reporting period.

Details of change in the provisions for such points for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Beginning balance	~~W~~	52,593	~~W~~	27,668	~~W~~	24,889
Increase (provision)		15,137		12,430		11,400
Decrease (usage and reversal)		(40,062)		(15,209)		(17,433)

Ending balance	~~W~~	27,668	~~W~~	24,889	~~W~~	18,856

Points expire after 5 years; thus, all unused points are expired on their fifth anniversary. The expected year when unused points as of December 31, 2009 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (in millions of Korean won):

	Estimated
	Amount
	to be Paid
	in Nominal		Current
Expected Year of Usage (note a)	Value (note a)		Value

2010	~~W~~	8,549	~~W~~	8,096
2011		5,462		4,898
2012		3,494		2,967
2013		2,239		1,800
2014		1,437		1,095

Ending balance	~~W~~	21,181	~~W~~	18,856

(note a)	The above expected year of usage and the current value of the estimated amount to be paid are estimated based on the historical experience of usage.

b.  Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis (refer to Note 2.(ab)). Such provision was recorded as accrued expenses or other

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the year ended December 31, 2009 are as follows (In millions of Korean won):

	2008		2009

Beginning balance	~~W~~	—	~~W~~	339,696
Increase (provision)		433,276		695,330
Decrease (subsidy payment)		(93,580)		(425,293)

Ending balance	~~W~~	339,696	~~W~~	609,733

The estimated monetary amount to be paid in a given year is as follows (in millions of Korean won):

	Estimated
	Amount
	to be Paid
Expected Payment	in Nominal		Current
for the Year Ended December 31,	Value		Value

2010	~~W~~	527,347	~~W~~	515,817
2011		99,454		93,916

Ending balance	~~W~~	626,801	~~W~~	609,733

27.	DERIVATIVE INSTRUMENTS

a.  Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2009, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,402 million (excluding tax effect totaling ~~W~~1,218 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~5,557 million) was accounted for as accumulated other comprehensive loss.

In addition, SK Broadband Co., Ltd., a subsidiary of the Company, has entered into a fixed-to-fixed cross currency swap contract with DBS Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of December 31, 2009, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~23,328 million (excluding foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~44,950 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,265 million (net of tax effect totaling ~~W~~197 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~21,960 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,644 million (net of tax effect totaling ~~W~~1,063 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~53,824 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated bonds with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~5,313 million (net of tax effect totaling ~~W~~1,498 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~41,956 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January, 22 2009. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,553 million (net of tax effect totaling ~~W~~720 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~8,239 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misubish Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,674 million (net of tax effect totaling ~~W~~472 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~15,461 million) was accounted for as accumulated other comprehensive income.

b.  Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~915 million (net of tax effect totaling ~~W~~258 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed on July 28, 2008 between August 12, 2011. As of December 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~10,017 million (net of tax effect totaling ~~W~~2,826 million) was accounted for as accumulated other comprehensive loss.

c.  Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~93,039 million and gain on valuation of currency swap of ~~W~~233,056 million for the years ended December 31, 2009 and 2008, respectively, were charged to current operations.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.  Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~3,372 million for the year ended December 31, 2009 was charged to current operations.

As of December 31, 2009, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (in thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair Value
							Designated
					Designated		as Fair
				Duration	as Cash		Value		Not
Type	Hedged Item	Amount		of Contract	Flow Hedge		Hedge		Designated		Total

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011		1,937		—		—		1,937
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2017		—		—		147,334		147,334
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		54,405		—		—		54,405
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		19,498		—		—		19,498
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~Feb. 1, 2012		91,171		—		—		91,171

Total assets					~~W~~	167,011	~~W~~	—	~~W~~	147,334	~~W~~	314,345

Current liabilities:
Floating-to-fixed cross-currency interest swap	U.S. dollar denominated bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010	~~W~~	35,145	~~W~~	—	~~W~~	—	~~W~~	35,145
Floating-to-fixed Interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 ~ Jun. 29, 2010		1,173						1,173
Non-current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan 22, 2009 ~ Jan 22, 2012		4,966		—		—		4,966
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar 05, 2009 ~ Mar 5, 2012		13,315		—		—		13,315
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 12, 2011		12,843		—		—		12,843
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr.29, 2009 ~ Apr.29, 2012		—		—		3,372		3,372

Total liabilities					~~W~~	67,442	~~W~~	—	~~W~~	3,372	~~W~~	70,814

28.	MERGERS AND ACQUISITIONS

a.  Acquisition of Lease line business

On May 21, 2009, the board of directors of the Company resolved to acquire lease line business and other incidental business from SK Networks Co., Ltd. and the transaction was completed on September 30, 2009. The Company acquired total assets of ~~W~~635,864 million and assumed total liabilities of ~~W~~611,435 million. And, the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

total acquisition cost is ~~W~~892,755 million. As the above business acquisition incurred between the companies under common control, difference between the acquisition cost and net book value of acquired business totaling ~~W~~668,706 million (net of tax effect and including relevant cost ~~W~~2,028 million) was recorded as other capital adjustment.

b.  Acquisition of VoIP Business

SK Broadband Co., Ltd., a subsidiary of the Company, acquired assets related to the Voice over Internet Protocol (VoIP) business from SK Networks Co., Ltd. on September 30, 2009. The Company acquired assets of ~~W~~18,034 million, and the total acquisition cost was ~~W~~7,234 million. The Company’s interest for the difference between the acquisition cost and total assets acquired, which amounts to ~~W~~10,799 million, was recorded as other capital adjustment. Meanwhile, ~~W~~821 million of the acquisition cost is recorded as other payables as of December 31, 2009.

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are prepared using indirect method.

Significant non-cash transactions for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Conversion of convertible bonds	~~W~~	5,654	~~W~~	-	~~W~~	-
Write-offs of accounts receivable-trade		90,475		50,065		115,720
Acquisition of property and equipment asset through finance lease contract		—		76,364		10,709
Transfer from inventory to property and equipment		—		46,749		97,767
Acquisition of machinery by accounts payable		—		39,640		32,150
Increase in assets due to merger		101,613		—		—
Increase in liabilities due to merger		56,872		—		—
Increase in assets due to the change in consolidated subsidiaries		541,809		2,923,398		720,850
Increase in liabilities due to the change in consolidated subsidiaries		489,288		1,543,098		179,779

Cash and cash equivalents in the consolidated statements of financial position is as follows (in millions of Korean won):

	2007		2008		2009

Cash and cash equivalents	~~W~~	885,988	~~W~~	1,011,467	~~W~~	953,926
Government subsidy		(141)		(127)		(71)

	~~W~~	885,847	~~W~~	1,011,340	~~W~~	953,855

30.	SUBSEQUENT EVENT

a.  Acquisition of online service business of SK Broadband Co., Ltd.

On December 29, 2009, SK Broadband Co., Ltd., a subsidiary of the Company, entered into an agreement with Hanaro Dream Incorporated to acquire assets related to the On-line Service business provided through the Hanaforce.com website for ~~W~~6,937 million. The business acquisition was completed on February 1, 2010, and SK Broadband Co., Ltd., a subsidy of the company, closed the deal as of February 1, 2010. In addition, at the same

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date, SK Broadband Co., Ltd. transferred all its shares of Hanaro Dream Incorporated for ~~W~~6,937 million to Hanaro Dream Incorporated.

b.  Acquisition of shares of Hana Card Co., Ltd.

In accordance with the resolution of board of directors dated December 14, 2009, the Company acquired 57,647,058 shares or 49% of ownership percentage of Hana Card Co., Ltd. for ~~W~~400,000 million on February 25, 2010.

c.  Disposal of equity interest in iHQ

In accordance with the resolution of the board of directors in April 2010, the Company entered into an agreement to sell 10,930,844 shares of iHQ’s common stock at KRW1,700 per share in the over-the-counter market. The estimated total sales price is KRW 18,582 million. As a result, the Company’s equity interest in iHQ will decrease to 9.99% from 37.09%.

d.  Establishment a joint venture with the Walt Disney Company

On May 12, 2010, the Company announced a plan to enter into a joint venture with the Walt Disney Company, through Disney Channel International, a subsidiary of The Walt Disney Company, to launch Korean-language Disney-branded channels in Korea. The Company will be the 51% majority shareholder in the joint venture company, bringing expertise in mobile, IOTV and digital media platforms as well as operational experience and business expertise in Korea.

e.  Establishment of a joint venture with the Telkom

On May 20, 2010, the Company announced a plan to enter into a joint venture with Telkom(PT Telekomunikasi Indonesia Tbk), an Indonesian corporation, to launch digital contents service in Indonesia.

f.  Acquisition of equity interest in Packet One Networks

In accordance with the resolution of the board of directors dated May 26, 2010, the Company decided to acquire 979,474 shares or 25.8% of Packet One NetworksiHQ’s (Malaysia) Sdn. Bhd., an Malaysian corporation for KRW 125,330 million.

31.	ASSETS TRANSFER

On May 29, 2009, the Company sold ~~W~~640.9 billion of accounts receivable-other resulting from its mobile phone dealer financing plan to “Realizing T First Special Purpose Company” in exchange for cash of ~~W~~550 billion and subordinated bond of ~~W~~91 billion in asset-backed securitization transaction. As a result, the Company recorded loss on disposal of accounts receivable-other of ~~W~~28,711 million for the year ended December 31, 2009.

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of each segment for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

2008

	Cellular
	Telephone	Fixed-line
	Telecommunication	Telecommunication			Consolidating	Consolidated
	Service	Service	Other	Sub-total	Adjustments	Amount

Total sales	11,674,662	2,132,455	822,337	14,629,454	(633,530)	13,995,924
Internal sales	127,301	59,753	446,476	633,530	(633,530)	—
Net sales	11,547,361	2,072,702	375,861	13,995,924	—	13,995,924
Operating income	2,256,613	99,359	(604,744)	1,751,227	—	1,751,227
Property and equipment and intangible assets	7,639,806	3,148,683	627,345	11,415,834	—	11,415,834
Depreciation	1,943,422	535,169	280,367	2,758,958	—	2,758,958

2009

	Cellular
	Telephone	Fixed-line
	Telecommunication	Telecommunication			Consolidating	Consolidated
	Service	Service	Other	Sub-total	Adjustments	Amount

Total sales	12,101,184	2,196,934	1,107,023	15,405,141	(849,676)	14,555,465
Internal sales	130,907	113,725	605,044	849,676	(849,676)	—
Net sales	11,970,277	2,083,209	501,979	14,555,465	—	14,555,465
Operating income	2,624,386	(73,258)	(672,584)	1,878,544	—	1,878,544
Property and equipment and intangible assets	7,862,458	3,235,987	1,059,760	12,158,205	—	12,158,205
Depreciation	2,030,081	513,193	189,519	2,732,793	—	2,732,793

33.	K-IFRS ADOPTION PLAN AND STATUS

In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to train the concerned employees. As of December 31, 2009, the Company is currently performing analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

34.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following reconciles net income for the years ended December 31, 2007, 2008 and 2009 and shareholders’ equity as of December 31, 2007, 2008 and 2009 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Note		Year Ended December 31,
	Reference		2007		2008		2009

Net income based on Korean GAAP			~~W~~	1,562,265	~~W~~	972,338	~~W~~	1,055,606
Adjustments:
Loss on impairment of investment securities	34	.a		(2,427)		172,597		2,896
Reversal of amortization of goodwill	34	.b		151,589		185,483		168,590
Goodwill impairment	34	.b		—		(106,046)		—
Intangible assets	34	.b		(4,836)		(10,932)		(3,032)
Capitalization of foreign exchange losses and interest expenses related to tangible assets	34	.c		954		4,356		7,616
Capitalization of interest expenses related to purchases of intangible assets	34	.c		5,272		5,272		5,272
Nonrefundable activation fees for wireless service only	34	.d		(50,325)		(21,991)		40,659
Convertible bonds payable	34	.e		(19,340)		(30,407)		103,657
Currency and interest rate swap	34	.f		8,295		(478,874)		543,802
Sales of stock by the equity method investee	34	.g		(6,392)		—		—
Consolidation of variable interest entity	34	.h		(20,651)		(34,303)		(36,260)
Convertible notes receivable	34	.i		(412,383)		—		—
Scope of consolidation	34	.j		48,009		187,833		(3,920)
Reclassification of SK C&C investment	34	.k		83,785		47,645		(94,327)
Retroactive application of equity method of accounting on SKBB investment	34	.l		(797)		(21,025)		—
Business combination	34	.m		—		—		(340,979)
Asset Securitization Transactions	34	.n		—		—		15,489
FIN 48 effect	34	.o		(1,320)		2,778		2,711
Effect of changes in tax law	34	.o		—		30,066		—
Tax effect of the reconciling items	34	.p		109,368		46,947		(111,098)

Net income based on U.S. GAAP			~~W~~	1,451,066	~~W~~	951,737	~~W~~	1,356,682
Less net loss attributable to non-controlling interest				54,281		121,129		123,044

Net income attributable to the Company			~~W~~	1,505,347	~~W~~	1,072,866	~~W~~	1,479,726

Weighted average number of common shares outstanding				72,650,909		72,765,557		72,346,763

Earnings per share based on U.S.GAAP:
Continuing operation — Basic earnings per share			~~W~~	19,528	~~W~~	11,399	~~W~~	17,805

— Diluted earnings per share			~~W~~	19,213	~~W~~	11,321	~~W~~	17,569

Discontinued operation — Basic earnings per share			~~W~~	1,192	~~W~~	3,345	~~W~~	2,648

— Diluted earnings per share			~~W~~	1,166	~~W~~	3,285	~~W~~	2,576

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Note	Year Ended December 31,
	Reference	2007		2008		2009

Shareholders’ equity based on Korean GAAP Adjustments:		~~W~~	11,687,633	~~W~~	11,824,440	~~W~~	12,344,625
Reversal of amortization of goodwill	34.b		841,484		1,026,967		1,195,557
Goodwill impairment	34.b		(12,524)		(118,570)		(118,570)
Capitalization of foreign exchange losses and interest expenses related to tangible assets	34.c		57,742		62,098		69,714
Capitalization of interest expenses related to purchase of intangible assets	34.c		(47,844)		(42,572)		(37,300)
Nonrefundable activation fees for wireless service only	34.d		(376,367)		(398,358)		(357,699)
Convertible bonds payable	34.e		(12,642)		(43,049)		(32,459)
Currency and interest rate swap	34.f		—		(45,503)		10,375
Consolidation of variable interest entity	34.h		(256)		(32,676)		—
Scope of consolidation	34.j		(67,094)		(801,413)		(89,175)
Reclassification of SK C&C investment	34.k		(433,213)		(7,114)		—
Retroactive application of equity method of accounting on SKBB investment	34.l		(41,296)		(62,382)		—
Business combination	34.m		—		—		94,236
Asset Securitization Transactions	34.n		—		—		15,489
FIN 48 effect	34.o		(13,173)		(10,440)		(7,683)
Investment securities without readily determinable fair value	34.q		(21,015)		—		8,833
Determination of acquisition cost of equity interest in subsidiary	34.r		130,791		130,791		130,791
Additional equity investment in subsidiaries	34.s		1,013,360		1,052,887		1,016,390
Loans receivable for stock issued to employees	34.t		(34,816)		(60,908)		(57,615)
Tax effect of the reconciling items			226,877		87,821		75,263

Shareholders’ equity based on U.S. GAAP		~~W~~	12,897,647	~~W~~	12,562,019	~~W~~	14,260,772

Controlling interest		~~W~~	12,657,762	~~W~~	12,215,192	~~W~~	13,186,782

Non-controlling interest		~~W~~	239,885	~~W~~	346,827	~~W~~	1,073,990

The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders’ equity.

a.	Impairment of Investment Securities and Recoveries

Under Korean GAAP, if the collectible value from the securities is less than acquisition costs based on objective evidence such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities are written down to fair value as its new cost basis and the amount of the write-down is recognized in current earnings. Other than temporary impairment is determined based on evidence-based judgment related to potential recovery of the declined fair value up to (or beyond) the cost of investment in the future and the severity

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and duration of the impairment in relation to the forecasted recovery of fair value. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2007, 2008 and 2009 increased by ~~W~~2,427 million, ~~W~~1,391 million and nil, respectively, when compared to that under Korean GAAP.

Furthermore, certain available-for-sale securities which impairment losses had been previously recognized, under U.S. GAAP but not for Korean GAAP purposes, were sold or impairment loss was recognized for Korean GAAP purposes during the year ended December 31, 2008 and 2009. As a result, disposal losses from such available-for-sale securities and impairment losses that were recognized for Korean GAAP purposes, for the year ended December 31, 2007, 2008 and 2009, amounting to nil, ~~W~~173,988 million and ~~W~~2,896 million, respectively, which were reversed for U.S. GAAP purposes. Consequently for the years ended December 31, 2007, 2008 and 2009, a total increase in impairment loss of ~~W~~2,427 million, decrease in impairment loss of ~~W~~ 172,597 million and decrease in impairment of ~~W~~2,896 million occurred for U.S. GAAP purposes from Korean GAAP purposes.

Under Korean GAAP, any subsequent recoveries of impaired available-for-sale securities and held-to-maturity securities is allowed and results in an increase of the securities’ carrying amount up to the original acquisition cost, while the related recovery gains are reported in current earnings up to the previously recognized impairment loss amount; as reversal of loss on impairment of investment securities. Under U.S. GAAP, any subsequent increase in carrying amount of the impaired and written down held-to-maturity securities is not allowed and any subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income. For the years ended December 31, 2007, 2008 and 2009 there have been no subsequent recoveries of impaired available-for-sale securities, as such there are no differences to reconcile between the two GAAPs.

The cumulative impairment amounts discussed above as of December 31, 2007, 2008 and 2009 are ~~W W~~180,620 million, ~~W~~8,023 million and ~~W~~5,127 million, respectively. These amounts represent declines in value reported in retained earnings for U.S. GAAP purposes. However, for Korean GAAP purposes, these declines in value are reported in Accumulated Other Comprehensive Income. There is no GAAP difference in total shareholders’ equity, but rather within the components of shareholders’ equity — Retained Earning versus Accumulated Other Comprehensive Income. Hence, no related reconciling item exists from Korean GAAP shareholder’s equity to U.S. GAAP shareholder’s equity.

b .	Goodwill and Other Intangible Assets

Amortization

Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. In case of the Company, all business combinations are accounted for using the purchase method under Korean GAAP. Under the purchase method, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over its estimated economic life, generally not to exceed 20 years.

Under U.S. GAAP, effective July 1, 2001, he purchase method of accounting is required for all business combinations other than those under common control. In addition, for fiscal years beginning after December 31, 2001, goodwill related to a company’s subsidiaries and investees, and intangible assets with indefinite useful life should not be amortized; however, they are subject to impairment tests on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable.

Under Korean GAAP, the Company records amortization of goodwill related to the Company’s subsidiaries and equity method investees. Due to the difference in the scope of consolidation, as discussed in Note 34(j), certain investments (entities) considered as a subsidiary under Korean GAAP are considered as an equity method investee under U.S. GAAP and vice versa. As a result, for the years ended December 31, 2007, 2008 and 2009,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~W~~140,550 million, ~~W~~156,126 million and ~~W~~160,091 million of goodwill amortization related to entities (considered as a consolidated subsidiary under U.S. GAAP) was reversed for U.S. GAAP purposes. And, ~~W~~11,039 million, ~~W~~29,357 million and ~~W~~8,499 million over the same period, of goodwill amortization relating to investments (considered as equity method investees under U.S. GAAP) was reversed for U.S. GAAP purposes. In total, goodwill amortization (including equity method investees goodwill amortization) of ~~W~~151,589 million, ~~W~~185,483 million and ~~W~~168,590 million, respectively, was reversed over the same period.

As a result, under U.S. GAAP the Company’s shareholders’ equity increased as of December 31, 2007, 2008 and 2009; relating to amortization of goodwill by ~~W~~826,332 million, ~~W~~982,458 million and ~~W~~1,142,549 million, respectively, and relating to amortization of goodwill related to equity method investees by ~~W~~15,152 million, ~~W~~44,509 million and ~~W~~53,008 million over the same period, when compared to that under Korean GAAP. In total, under U.S. GAAP the Company’s shareholder’s equity increased as of December 31, 2007, 2008 and 2009, by ~~W~~841,484 million, ~~W~~1,026,967 million and ~~W~~1,195,557 million, respectively.

Impairment

Under U.S. GAAP, circumstances that could trigger an impairment test include but are not limited to a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit. A reporting unit is an operating segment, or one level below an operating segment. The operating segments (i) that engage in business activities from which they earn revenues and expenses; (ii) whose operating results are regularly reviewed by the Company’s chief operating decision maker and (iii) for which discrete financial information is available consist of the Company and each and every subsidiary. And, there is no one level below an operating segment as discrete financial information for separate components of the Company is not available. To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared to the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss equal to such excess should be recognized in current operations; the loss recognized cannot exceed the carrying amount of goodwill. Under U.S. GAAP, for the years ended December 31, 2007, 2008 and 2009, the Company recognized additional impairment loss of goodwill which was related with subsidiaries of nil, ~~W~~106,046 million, and nil, respectively; for the reporting unit of a subsidiary as operating profits and cash flows were lower than expected due to an increase in competition. The fair value of that reporting unit was estimated using the expected present value of future cash flows. Due to such goodwill impairment, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~12,524 million, ~~W~~118,570 million, and ~~W~~118,570 million when compared to that under Korean GAAP.

Goodwill as of December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Gross carrying amount	~~W~~	3,611,709	~~W~~	3,612,577	~~W~~	4,310,820
Accumulated impairment		(12,574)		(119,712)		(119,712)

Ending of period	~~W~~	3,599,135	~~W~~	3,492,865	~~W~~	4,191,108

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Beginning of period	~~W~~	3,419,114	~~W~~	3,599,135	~~W~~	3,492,865
Goodwill increase due to acquisition and subsidiary change during the period		180,145		923		699,373
Goodwill impairment losses		—		(107,138)		—
Goodwill disposed of during the period		(124)		(55)		(1,130)

Ending of period	~~W~~	3,599,135	~~W~~	3,492,865	~~W~~	4,191,108

A reconciliation of the recorded goodwill between U.S. GAAP and Korean GAAP as of December 31, 2007, 2008 and 2009 is as follows (in millions of Korean won):

	2007		2008		2009

Goodwill amount under Korean GAAP	~~W~~	1,684,357	~~W~~	1,899,739	~~W~~	1,737,966
Reversal of accumulated goodwill amortization for subsidiaries		826,332		982,458		1,142,549
Decrease of goodwill due to scope of consolidation		(23,362)		(391,649)		(383,494)
Acquisition of the investment in SK Broadband Co., Ltd. (Refer to Note 34. m)		—		—		55,856
Acquisition of lease line business from SK Networks Co., Ltd. (Refer to Note 34. m)		—		—		635,337
Increase of goodwill due to acquisition cost Adjustment (Refer to Note 34.r)		108,026		108,026		108,026
Increase of goodwill due to the additional equity investment in subsidiaries (Refer to Note 34. s)		1,016,306		1,012,861		1,013,438
Accumulated impairment loss		(12,524)		(118,570)		(118,570)

Goodwill amount under U.S GAAP	~~W~~	3,599,135	~~W~~	3,492,865	~~W~~	4,191,108

Other Intangible Assets

Under Korean GAAP, certain development costs can be recorded as intangible assets. Under U.S.GAAP development costs are expensed as incurred. Due to this difference and certain other differences related to intangible assets, for U.S. GAAP purposes, net income for the years ended December 31, 2007, 2008 and 2009 decreased by ~~W~~4,836 million, ~~W~~10,932 million and ~~W~~ 3,032 million, respectively, when compared to that under Korean GAAP.

The Company does not have any intangible assets with indefinite lives as of December 31, 2007, 2008 and 2009. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

					December 31, 2008				December 31, 2009
	December 31, 2007							Accumulated				Accumulated
	Gross				Gross			Amortization	Gross			Amortization
	Carrying		Accumulated		Carrying			and	Carrying			and
	Amount		Amortization		Amount			Impairment	Amount			Impairment

Amortized intangible assets:
IMT license (13 years)	~~W~~	1,188,547	~~W~~	(368,849)	~~W~~	1,188,547	~~W~~	(459,178)	~~W~~	1,188,547	~~W~~	(549,507)
Customer relationship (4 years)		106,783		(99,783)		106,783		(100,671)		363,202		(119,288)
Software purchased (5 years)		1,083,552		(478,849)		1,216,273		(604,412)		1,392,644		(809,635)
Software development cost (5 years)		240,629		(223,508)		207,294		(188,028)		225,073		(203,086)
Other (2 to 20 years)		455,910		(134,349)		377,121		(164,433)		598,293		(353,208)

Total	~~W~~	3,075,421	~~W~~	(1,305,338)	~~W~~	3,096,018	~~W~~	(1,516,722)	~~W~~	3,767,759	~~W~~	(2,034,724)

Intangible asset amortization expense for the years ended December 31, 2007, 2008 and 2009 was ~~W~~332,056 million, ~~W~~426,760 million and ~~W~~520,180 million, respectively. It is estimated to be ~~W~~389,875 million, ~~W~~320,566 million, ~~W~~205,923 million, ~~W~~173,580 million and ~~W~~ 210,182 million for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively, primarily related to the IMT license, software purchased and other.

c.	Capitalization of Foreign Exchange Losses or Gains and Interest Expenses

Under Korean GAAP, until year ended December 31, 2002, interest expenses and foreign exchange losses or gains incurred were capitalized when it related to debt used to finance the construction of property, plant and equipment (or offset against property additions). Effective January 1, 2003, under Korean GAAP, a company is allowed to charge such interest expense and foreign exchange losses or gains to current earnings. For Korean GAAP purposes, beginning the year ended December 31, 2003, the Company adopted the accounting policy not to capitalize such financing costs, on a prospective basis.

Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses or gains are charged to current earnings as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 increased by ~~W~~57,742 million, ~~W~~62,098 million and ~~W~~69,714 million, respectively, and net income for the years ended December 31, 2007, 2008 and 2009 increased by ~~W~~954 million, ~~W~~4,356 million and ~~W~~7,616 million, respectively, when compared to that under Korean GAAP.

Under Korean GAAP, until year ended December 31, 2002, interest expense related to debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. Under Korean GAAP, effective January 1, 2003, the guidance was revised to allow a company to charge such interest expense to current earnings as incurred. Beginning the year ended December 31, 2003, the Company adopted the accounting policy not to capitalize such interest expense and rather expense it in current earnings as incurred, on a prospective basis. For U.S. GAAP purposes, the Company has historically and will continue to charge such interest expense to current earning as incurred.

Due to the historic difference in recognizing interest expense related to debt used to finance the purchase of a intangible asset being capitalized under Korean GAAP and expensed under U.S. GAAP, up to the year ended December 31, 2003, shareholders’ equity as of December 31, 2007, 2008 and 2009 was less by ~~W~~47,844 million, ~~W~~42,572 million, and ~~W~~37,300 million, respectively, and net income was greater by ~~W~~5,272 million in each period,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for U.S. GAAP purposes compared to that under Korean GAAP, as of and for the years ended December 31, 2007, 2008 and 2009.

d.	Nonrefundable Activation Fees

Activation fees when the Company provides only Wireless Service

Under Korean GAAP, the Company recognizes nonrefundable activation revenues and costs when the activation service is performed. For U.S. GAAP purposes, the Company defers such revenues and costs and amortizes it over the expected term of the customer relationship. As of December 31, 2009, the expected term of the customer relationship ranged from 37 months to 49 months. Due to such differences in timing of revenue recognition, for U.S. GAAP purposes, net income for the years ended December 31, 2007 and 2008 decreased by ~~W~~50,325 million and ~~W~~ 21,991 million, respectively, and for the year ended December 31, 2009 increased by ~~W~~40,659 million when compared to that under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~376,367 million, ~~W~~398,358 million and ~~W~~357,699 million, respectively, when compared to that under Korean GAAP.

Activation fees when the Company provides both Wireless Service and Device

Beginning the year ended December 31, 2009, the Company provides both wireless services and devices. Under Korean GAAP, the Company recognizes nonrefundable activation revenues from the sale of its wireless services along with its devices when the activation service is performed. Under U.S. GAAP, the Company determined that the sale of its wireless services along with its devices constitutes a revenue arrangement with multiple deliverables under relevant accounting literature. The Company accounts for these arrangements as separate units of accounting, whereby the device and related services can be unbundled from one another and treated as separate units of accounting. However, under the guidance activation fees do not meet the criteria as set-forth under to be treated as a separate unit of accounting and is therefore recognized into revenue under the relative fair value method. Activation fees may be (i) recognized upfront with the device sale (the delivered item) to the extent the aggregate of the device and activation fee proceeds do not exceed the fair value of the device or (ii) deferred upon activation and recognized evenly over the service term (the undelivered item) to the extent the aggregate of the device and activation fee proceeds exceed the fair value of the device. For the periods ended December 31, 2009, as the aggregate of the device and activation fee proceeds do not exceed the fair value of the device, all activation fees received for revenue arrangements with multiple deliverables were recognized upfront with the corresponding device sales and included in digital handset sales in the Company’s income statement. As a result, there is no effect from the GAAP difference in recognition of activation fee for the revenue arrangement with multiple deliverables in the current year.

e.	Convertible Bonds Payable

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

Under U.S. GAAP, convertible bonds are analyzed to evaluate whether a conversion feature should be bifurcated from the debt host, separately recorded and marked to market through earnings. If an embedded conversion option in a convertible bond could be net cash settled upon the occurrence of an event which is outside of an entity’s control, the conversion feature should generally be bifurcated. Meanwhile, under Korean GAAP, no such accounting requirement exists.

Under U.S. GAAP, the conversion option related to the U.S. dollar denominated convertible bonds with principal amounts of US$332,528,000 issued on April 7, 2009, requires bifurcation; the related fair value at

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 was ~~W~~60,412 million. Additionally, the U.S. dollar denominated convertible bonds with principal amounts of US$329,450,000 issued on May 27, 2004, were redeemed during the year ended December 31, 2009 due to its maturity; related fair value of the conversion options at December 31, 2007 and 2008 were ~~W~~65,785 million and ~~W~~22,798 million, respectively. Upon bifurcation of the conversion option and convertible debt on inception date, the Company recorded the conversion option at fair value and determined the initial carrying value assigned to the convertible debt as the difference between the basis of the host debt and the fair value of the conversion option.

In addition, under Korean GAAP, the convertible bonds denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss. Under U.S. GAAP, the convertible bonds denominated in a foreign currency are regarded as a monetary liability and as such the resulting foreign currency translation gain or loss is included in the results of operations. The associated foreign currency translation loss recognized under U.S. GAAP, for the years ended December 31, 2007 and 2008 is ~~W~~1,243 million and ~~W~~76,209 million, respectively, and foreign currency translation gain for the years ended December 31, 2009 is ~~W~~40,938 million.

The adjustment amounts in our reconciliation of net income from Korean GAAP to net income based on U.S. GAAP is the aggregate of the GAAP differences in interest expense due to amortization of conversion right adjustment and gain or loss from the conversion of the bonds as well as the changes in fair value of the conversion option and the foreign currency translation gain or loss. The following is a schedule of the respective GAAP differences mentioned above for the years ended December 31, 2007, 2008 and 2009(in millions of Korean won):

	2007	2008	2009

Changes in fair value of the conversion options recognized under U.S. GAAP	(14,182)	42,987	40,510
Foreign currency translation gain or loss recognized under U.S. GAAP	(1,243)	(76,209)	40,938
Amortization of conversion right adjustments and others recognized under Korean GAP	3,538	2,815	1,185
Gain or loss from the conversion of the bonds (Note a)	(7,453)	—	—
Foreign currency transaction gain (Note b)	—	—	21,024

Total	(19,340)	(30,407)	103,657

(Note a)	Amount represents the differences in gain or loss upon the conversion of the bonds, due to the difference in the carrying amount of the convertible bonds under Korean GAAP and U.S. GAAP.

(Note b)	Amount represents gain incurred from redemption of the convertible bonds with principal amounts of US$329,450,000 during the year.

Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~12,642 million, ~~W~~43,049 million and ~~W~~32,459 million respectively.

f.	Derivative Instrument — Currency & Interest Rate Swaps

Under Korean GAAP, when all critical terms of the hedging instrument and the hedged item are the same, a hedging relationship is considered to be highly effective without a formal assessment of hedge effectiveness. Under Korean GAAP, the Company qualified for certain cash flow hedge accounting. Under U.S. GAAP, at inception of the hedge, a formal hedge effectiveness assessment is required, to qualify for hedge accounting or a company can be exempted if it meets the shortcut method requirements. Under U.S. GAAP, the Company did not qualify for any hedge accounting. As a result, the has Company’s currency and interest rate swap, which qualified as a cash flow hedge under Korean GAAP, but did not qualify under U.S. GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to this difference, under Korean GAAP while only the realized mark to market changes in the Company’s currency and interest rate swaps are recognized in current earnings, under U.S. GAAP both realized and unrealized mark to market changes are recognized in current earnings, resulting in adjustments to net income; for the year ended December 31, 2007 an additional ~~W~~8,295 million, for the year ended December 31, 2008 a deduction of ~~W~~478,874 million, and for the year ended December 31, 2009 an additional ~~W~~543,802 million, was recorded compared to that under Korean GAAP. And the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by nil, ~~W~~45,503 million, respectively and increased ~~W~~10,375 million for U.S. GAAP purposes, when compared to that under Korean GAAP.

g.	Sale of Stock by Equity Method Investee

Under Korean GAAP, until the year ended December 31, 2004, when the Company’s equity interests in the equity method investees were diluted as a result of the equity method investees’ direct sales of its unissued shares to third parties, the changes in the Company’s proportionate equity of investees were accounted for as capital transactions. Effective January 1, 2005, the guidance was revised to account for such transactions as an income statement treatment. Under U.S. GAAP, such transactions can be accounted for either as an income statement treatment or as a capital transaction. For U.S. GAAP purposes, the Company has elected to account for such transactions as capital transactions as its accounting policy. Due to such differences, for U.S GAAP purposes, and net income for the year ended December 31, 2007 decreased by ~~W~~6,392 million, when compared to that under Korean GAAP. There were no GAAP differences to reconcile for the years ended December 31, 2008 and 2009.

h.	Consolidation of Variable Interest Entities

Under U.S. GAAP, if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Under Korean GAAP, there is no specific provision for the accounting treatment of variable interest entities.

As a result of such difference, S-Telecom (formerly CDMA Mobile Phone Center), a joint-venture with 50% owned by SKT Vietnam PTE Ltd., was recorded as an equity method investment under Korean GAAP was included in the consolidated financial statements for the years ended December 31, 2007, 2008 for U.S. GAAP purposes: SKT Vietnam PTE Ltd. is a subsidiary of the Company. During the year ended December 31, 2009, SKT Vietnam PTE Ltd, entered into a binding agreement to discontinue its agreement with S-Telecom, resulting in SKT Vietnam PTE Ltd. no longer qualifying as a primary beneficiary of S-Telecom. Consequently, S-Telecom no longer qualified as a variable interest entity which should be consolidated for U.S. GAAP purposes. As such, at such time the Company deconsolidated S-Telecom began accounting for it as an equity method investment.

Due to such differences, for U.S GAAP purposes, net income for the years ended December 31, 2007, 2008 and 2009 decreased by ~~W~~20,651 million, ~~W~~34,303 million and ~~W~~36,260 million, respectively, when compared to that under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~256 million, ~~W~~32,676 million, and nil, respectively, when compared to that under Korean GAAP.

i.	Convertible Notes Receivable

Under Korean GAAP, the convertible notes are treated as available-for-sale securities and reported at fair value. The unrealized gains or losses on valuation of such convertible notes are included in other comprehensive income. Under U.S. GAAP, the convertible notes were considered as a hybrid instrument with a conversion option embedded in a debt instrument. The conversion option was separated from the debt instrument and accounted for separately. The conversion option was recorded at fair value with gains and losses included in current earnings. The debt instrument was classified as an available-for-sale debt security and reported at fair value. The Company recognized interest income on the debt instrument as determined using the effective interest method and unrealized

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

holding gain and loss of the difference between fair value and book value were excluded from earnings and reported as a component of stockholder’s equity.

On August 20, 2007, the Company exercised the conversion right for the convertible notes, accordingly they were converted into common stocks of China Unicom Ltd. and reclassified to available-for-sale equity security. Under Korean GAAP, the acquisition cost of the equity securities acquired by exercising the conversion right is the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities is the fair value of those equity securities at the acquisition date and the difference between the fair value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds is recognized as gain or loss on conversion. After the conversion, the investment in equity securities of China Unicom Ltd. was classified as available-for-sale equity securities, reported at the fair value, and related valuation gain was classified as other comprehensive income. As a result of such conversion, the Company recognized gain on conversion amounting to ~~W~~373,140 million under Korean GAAP. Under U.S. GAAP, the conversion option separated from the debt instrument had been recorded at fair value until the conversion and the unrealized holding gain and loss incurred from the debt instrument until the conversion remains as other comprehensive income. As such, no conversion gain was recognized during the year ended December 31, 2007. The conversion gain recognized under Korean GAAP was reversed for U.S. GAAP purposes. Due to the reversal of the conversion gain and the valuation of the conversion options, for U.S. GAAP purposes, net income for the year ended December 31, 2007 decreased by ~~W~~412,383 million when compared to that under Korean GAAP. Upon conversion there no longer exists a difference in GAAP to reconcile, as such no reconciling differences exist for the years ended December 31, 2008 and 2009.

j.	Scope of Consolidations

Under Korean GAAP, as explained in Note 2(b) to the consolidated financial statements, majority-owned subsidiaries with total assets below ~~W~~10 billion at prior year end are not consolidated. Under U.S. GAAP a company is required to consolidate all majority-owned subsidiaries regardless of total asset size, if it has control of the subsidiary. However for U.S GAAP purposes the Company did not consolidate majority-owned subsidiaries with total assets below ~~W~~10 billion at prior year end as it believes the impact of such difference to be immaterial.

Under Korean GAAP, an entity is consolidated if the Company or a controlled subsidiary of the Company owns more than 30% of the total outstanding voting stock and is the largest stockholder. Under U.S. GAAP, generally an entity of which the Company owns 20% to 50% percent of total outstanding voting stock still may not be consolidated if control does not exist; rather that entity should be accounted for under the equity method of accounting. Due to such differences, for U.S. GAAP purposes, investments in IHQ, Inc., TU Media Corp., Stonebridge Cinema Fund, Benex Digital Culture Contents Fund, Benex Movie Expert Fund are excluded from consolidation and are accounted for under the equity method of accounting, for the year ended December 31, 2009. For other investments in entities where the Company owns 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is immaterial. The following is the condensed financial information of the investees accounted for under the equity method of accounting under U.S. GAAP but consolidated under Korean GAAP as of and for the year ended December 31, 2009 (In millions Korean won):

	Total	Total		Net
	Assets	Liabilities	Revenue	Income (Loss)

IHQ, Inc.	47,301	15,786	42,954	(4,794)
TU Media Corp.	266,145	234,189	136,368	(2,175)
Stonebridge Cinema Fund	18,011	82	343	51
Benex Digital Cultural Contents Fund	23,566	4	620	(1,877)
Benex Movie Expert Fund	28,489	3	2,451	255

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to such consolidation scope differences, for U.S GAAP purposes, net income for the years ended December 31, 2007 and 2008 increased by ~~W~~48,009 million and ~~W~~187,833 million, respectively, and net income for the year ended December 31, 2009 decreased by ~~W~~3,920 million, when compared to those under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~67,094 million, ~~W~~801,413 million and ~~W~~89,175 million, respectively, when compared to that under Korean GAAP.

k.	Reclassification of Investment in Equity Securities of SK C&C Co., Ltd.

Determining the Parent Company and appropriate Accounting of Equity Securities Investment

As of December 31, 2008, SK C&C held a 31% interest in SK Holdings; SK Holdings held a 23% interest in the Company and the Company in turn held a 30% interest in SK C&C. The three companies held equity interests in each other with voting rights, but no company had any legal or contractual right to be able to have control over the board of directors or equivalent governing body of one another. SK C&C is considered the Company’s ultimate parent under Korean GAAP. Under U.S. GAAP due to the difference in the two GAAPs’ accounting literature and common practice related to the conditions in what constitutes a controlling interest or not, the SK C&C is not considered as the Company’s ultimate parent.

Under U.S. GAAP, the general condition for a controlling interest is ownership of a majority voting interest and therefore, as a general rule ownership by an investor, directly or indirectly, of over 50% of the outstanding voting shares of an investee is a condition indicative for the investee to be consolidated. Additionally, guidance indicates that the power to control may still exist with a non-majority (less than 50%) percentage of ownership by contract or otherwise. As a result, under U.S. GAAP, considering the ownership structure and voting percentages, the Company has accounted for its investment in each the respective entities under the equity method of accounting.

Under Korean GAAP, the condition for a controlling interest is ownership of a majority voting interest, directly or indirectly. Alternatively a non-majority owner of over 30% of the total outstanding voting shares where such owner is also the largest shareholder is considered indicative of a controlling interest as described on Note 2.a “Principles of Consolidation”. Furthermore, the prevailing industry practices under Korean GAAP is that a company is considered to have control over its investee when it has historically appointed the majority of the board members and management of its investee, notwithstanding the lack of legal or contractual rights to do so.

As SK C&C holds a 31% interest and is the largest shareholder of SK Holdings, under Korean GAAP it is considered the parent company of SK Holdings. SK Holdings, in turn, is the largest shareholder of SK Telecom and has historically appointed the majority of the board members and management of SK Telecom notwithstanding its lack of legal or contractual right to do so. This indicates that SK Holdings has historically controlled the Company and should be considered the parent company of the Company; even though it had neither majority ownership nor legal or contractual right to have control over the board of directors or equivalent governing body. Therefore, SK C&C was considered to be the Company’s ultimate parent company.

Additionally, under Korean GAAP, a subsidiary — the Company, is presumed not to be able to have significant influence over its parent company — SK C&C, as such the Company should not account for its investment in SK C&C under the equity method investment. As a result, during the year ended December 31, 2007, the Company reclassified its investment in equity securities of SK C&C Co., Ltd. from equity method investment to available-for-sale security; as SK C&C Co., Ltd. became the ultimate parent of the Company in accordance with Korean GAAP. Under Korean GAAP, the carrying amount of the equity investment at the date that the Company ceased to apply equity method was the Company’s new acquisition cost and the unrealized holding gains and losses incurred subsequent to the reclassifications are excluded from earnings and are reported within other comprehensive income.

Under U.S. GAAP, up to the year ended December 31, 2008, the Company had owned 30% of SK C&C. When calculating the equity method adjustment, the Company’s investment in SK C&C was considered to be reduced by

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SK C&C’s indirect reciprocal holding of the Company through SK Holdings. As a result, the Company applied a 30% percentage to the financial information of SK C&C, after excluding SK C&C’s indirect reciprocal holding of the Company through SK Holdings, to compute the Company’s income related to its investment in SK C&C. The reciprocal interests effect of SK C&C’s ownership interest in the Company through SK Holdings for the years ended December 31, 2007 and 2008 totaled ~~W~~2,592 million and ~~W~~55,067 million, respectively. Refer below to the Company’s condensed financial information of SK C&C under U.S. GAAP.

2009

During the year ended December 31, 2009, the Company disposed of 21% of its shares in SK C&C and the Company’s ownership percentage decreased to 9%. As a result,, the Company reclassified its investment in equity securities of SK C&C Co., Ltd. to available-for-sale securities reported at the fair value from equity method investment for U.S GAAP purposes; same as under Korean GAAP.

Due to such differences, for U.S. GAAP purposes, net income increased by ~~W~~83,785 million and ~~W~~47,645 million, respectively, for the years ended December 31, 2007 and 2008, and net income decreased by ~~W~~94,327 million for the year ended December 31, 2009 when compared to that under Korean GAAP. In addition, the shareholders’ equity decreased by ~~W~~433,213 million and ~~W~~7,114 million at December 31, 2007 and 2008, respectively, when compared to that under Korean GAAP.

At December 31, 2009, there is no GAAP difference as the Company’s investment in SK C&C Co., Ltd. is accounted for as an available-for-sale security reported at the fair value under both GAAP.

The following is the condensed financial information of SK C&C Co., Ltd. under U.S GAAP as discussed above, for the periods it was accounted for under the equity method, as of and for the years ended December 31, 2007 and 2008 (in millions of Korean won):

	2007		2008

Current assets	~~W~~	663,791	~~W~~	890,816
Non-Current assets		3,056,143		3,576,000

Total	~~W~~	3,719,934	~~W~~	4,466,816

Current liabilities	~~W~~	810,141	~~W~~	1,199,621
Non-Current liabilities		905,883		1,027, 722
Share holder’s equity		2,003,910		2,239,473

Total	~~W~~	3,719,934	~~W~~	4,466,816

Operating revenue	~~W~~	1,160,946	~~W~~	1,275,185
Operating expenses		(1,081,361)		(1,185,971)

Operating income		79,585		89,214
Other income (expenses), net		1,385,269		131,458
Provision for income taxes		(406,692)		(3,785)

Net income	~~W~~	1,058,162	~~W~~	216,887

l.	Retroactive Application of Equity Method of Accounting

In March 2008, the Company purchased an additional 38.7% of equity interests of SK Broadband Co., Ltd. (“SKBB”), increasing its total percentage of ownership to 43.4%. At which point the Company began accounting for SKBB as a consolidating subsidiary under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under Korean GAAP, when the investor is able to exercise significant influence through an step-up acquisition of an investee’s shares, investment difference shall be calculated as if the shares were acquired in a lump-sum purchase on the same date significant influence became exercisable. In such a case, consideration for acquisition shall be computed as the sum of the fair values of shares acquired until the date that immediately precedes the date on which significant influence became exercisable and the acquisition cost of shares additionally acquired on the date on which significant influence became exercisable. Unrealized gain or loss that arise on the fair-value valuation of the investee’s shares held until the date on which significant influence becomes exercisable shall be included in current earnings of the period that includes the applicable date of the equity method.

Under US GAAP, the investment in SKBB previously held before the acquisition and accounted for under the fair value method is required to be changed to the equity method of accounting retroactively in a manner consistent with the accounting for a step-up acquisition of a subsidiary. As a result of such retroactive application of equity method of accounting on SKBB, net income for the years ended December 31, 2007 and 2008 decreased by ~~W~~797 million and ~~W~~21,025 million, respectively, and shareholder’s equity as of December 31, 2007 and 2008 decreased by ~~W~~41,296 million and ~~W~~62,382 million, respectively, when compared to that under Korean GAAP. Due to the additional purchase of SKBB discussed below, there is no GAAP difference for the year ended December 31, 2009.

During the year ended December 31, 2009, the Company acquired the additional 7.2% equity interest in SKBB, which resulted in the Company’s ownership increase to more than 50%, and as a result SKBB was included in the Company’s consolidation under U.S. GAAP. Refer to Note 34(m) for additional information related to the Company’s investment in SKBB.

m.	Business Combination

Achieved-in-Stages

Under U.S. GAAP, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified and included in the calculation of gain or loss as of the acquisition date. Under Korean GAAP, in a business combination achieved in stages, the acquirer is not required to remeasure its previously held equity interest in the acquiree.

As a result, during the year ended December 31, 2009, under U.S. GAAP, when the Company acquired additional 47,187,105 common shares or 7.2% of the outstanding shares of SK Broadband Co., Ltd. (“SKBB”) for ~~W~~ 241,176 million, which increased the Company’s ownership from 43.4% to 50.6%., its previous equity interest of 43.4% was remeasured by the closing market price of common stock of SKBB on the acquisition date. And, the fair value was evaluated at ~~W~~548,114 million, at ~~W~~5,350 per share of SKBB common stock, resulting in a loss of ~~W~~439,920 million. Refer to Note 34 (l) for additional discussion on the Company previous ownership of 43.4%.

Acquisition-related Costs of the Acquirer

Under Korean GAAP, Costs incurred directly related to the business combination is capitalized as part of acquisition cost.. But, under the revised U.S. GAAP regarding the “Business Combination”, effective January 1, 2009, such acquisition costs are accounted for separately from the business combination — generally expensed as incurred.

Under Common Control

Common control transactions are accounted for by the receiving entity based on the carrying amounts in the consolidated financial statements at the date of transfer. Under US GAAP, common control exists when (1) an

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

individual or entity owns more than 50 percent of the voting interest of each entity; (2) immediate family members hold more than 50 percent of the voting interest of each entity, and there is no evidence that they will not vote in concert; or (3) a group of shareholders holds more than 50 percent of the voting interest of each entity and there is a written agreement that the shareholders will vote in concert. In addition to those conditions, under Korean GAAP, common control also exists when entities of which the Company or a controlled subsidiary owns more than 30% of the total outstanding voting stock and is the largest stockholder. As a result, the Company’s acquisition of a lease line business from SK Networks Co., Ltd. and the additional acquisition of SKBB interest were treated under common control transactions under Korean GAAP but, for U.S GAAP purposes, the transactions were scoped out of under common control transactions and as such, the identifiable asset acquired and the liabilities assumed from the business were measured at their fair value on acquisition date.

Due to the differences in business combination accounting discussed above, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 increased by nil, nil and ~~W~~94,236 million. While, net income for the years ended December 31, 2007, 2008 and 2009 decreased by nil, nil and ~~W~~340,979 million when compared to that under Korean GAAP.

The additional information on the Company’s acquisitions which were treated under common control transactions under Korean GAAP but scoped out under U.S. GAAP is as follows;

(a)  Acquisition of the investment in SK Broadband Co, Ltd.

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in SK Broadband Co., Ltd. under U.S. GAAP (in millions of Korean won);

	Control		Non-control
	(50.56%)		(49.44%)		Total

Current assets	~~W~~	401,394	~~W~~	392,495	~~W~~	793,889
Noncurrent assets
— Investments		31,246		30,553		61,799
— Depreciable Fixed Assets		1,068,860		1,045,163		2,114,023
— Land		150,643		147,303		297,946
— Other Long-Term Assets		114,397		111,860		226,257
— Identifiable Intangible Assets		96,908		94,760		191,668
Interest-bearing Debt		(897,660)		(877,756)		(1,775,416)
Other Liabilities		(199,172)		(194,744)		(393,916)
Goodwill		22,674		33,182		55,856

Total	~~W~~	789,290	~~W~~	782,816	~~W~~	1,572,106

(b)  Acquisition of lease line business from SK Networks Co., Ltd.

The identifiable assets acquired and the liabilities assumed from the business were measured at their fair values at the acquisition date. The purchase price (~~W~~892,755 million in cash) exceeded the fair value of net tangible and identifiable intangible assets acquired from SK Networks Co., Ltd. and as a result, the Company recorded goodwill amounting to ~~W~~635,337 million in connection with this transaction. The allocation of the purchase price of the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets acquired and liabilities assumed based on their fair values was under U.S. GAAP as follows (in millions of Korean won):

	Amount

Current assets	~~W~~	11,834
Noncurrent assets
— Depreciable fixed assets		773,608
— Land		3,889
— Other long-term assets		5,912
— Identifiable intangible assets		132,135
Goodwill		635,337
Interest-bearing debts		(580,207)
Other liabilities		(19,285)
Deferred tax liabilities		(70,468)

Total	~~W~~	892,755

(c)  Pro forma information

SK Broadband Co., Ltd.’s revenue and net loss included in the Company’s consolidated income statement for the year ended December 31, 2009, since acquisition date of July 21, 2009, totaled ~~W~~977,386 million and ~~W~~133,737 million, respectively. SK Networks Co., Ltd.’s revenue and earnings included in the Company’s consolidated income statement for the year ended December 31, 2009, since acquisition date of September 30, 2009, was ~~W~~29,752 million and ~~W~~3,053 million. The combined revenue and earnings of the Company had the acquisition of SKBB investment and SK Networks Co., Ltd.’s lease line business occurred as of January 1, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	Year Ended December 31,
	2007		2008		2009

Revenue	~~W~~	13,462,482	~~W~~	13,412,702	~~W~~	13,842,288
Earnings		1,463,957		769,328		1,277,219

n.	Asset Securitization Transactions

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

a) an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third-party investors) before their maturity or

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b) the ability to unilaterally cause the special purpose entity or QSPE to return specific assets; other than through a cleanup call.

Under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment and credit enhancement provided by transferor is generally consolidated into the transferor.

However, under Korea GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act which does not prohibit transferor to purchases subordinated bond of and provides credit enhancement to securitization vehicle, such transfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2009 and net income for the year ended December 31, 2009 increased by ~~W~~15,489 million when compared to that under Korean GAAP. As there was no transfer of financial assets during the years ended December 31, 2007 and 2008, no such GAAP differences were incurred to reconcile.

o.	Income Taxes

Uncertainty in income taxes

Under U.S. GAAP, effective January 1, 2007, the Company adopted authoritative guidance on accounting for uncertainty in income taxes which set outs a consistent framework to be used to determine the appropriate level of tax reserve for uncertain tax positions. No such accounting is required under Korean GAAP. As a result of the adoption, at January 1, 2007 retained earnings decreased by ~~W~~13,218 million. The income tax expenses for the year ended December 31, 2007 increased by ~~W~~1,320 million and income tax expenses for the years ended December 31, 2008 and 2009 decreased by ~~W~~2,778 million and ~~W~~2,711 million, respectively. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~13,173 million, ~~W~~10,440 million and ~~W~~7,683 million, respectively, when compared to that under Korean GAAP.

Effect of change in tax law

Under Korean GAAP, the effect of changes in tax law related directly to shareholders’ equity are recorded in the shareholders’ equity. Under U.S. GAAP, the effect of changes in tax law related to items directly in shareholders’ equity are recorded in continuing operations in the period of the new tax law enactment. Due to such differences and the new tax law enactment in Korea for U.S GAAP purposes, net income for the year ended December 31, 2008 increased by ~~W~~30,066 million when compared that under Korean GAAP. There were no new tax law entactment impacts on net income for the years ended December 31, 2007 and 2009.

p.	Tax effect of the reconciling items

The applicable statutory tax rate used to calculate the tax effect of the reconciling items on the net income reconciliation between Korean GAAP and U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 were

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.5%, 27.5% and 24.2%, respectively. Such tax rates are inclusive of resident surtax of 2.5%, 2.5% and 2.2%. The following is a reconciliation of the tax effect of the reconciling items on net income (in millions Korean won):

	2007	2008	2009

Net income based on U.S. GAAP	1,451,066	951,737	1,356,682
Net income based on Korean GAAP	1,562,265	972,338	1,055,606

Total GAAP adjustments on net income	(111,199)	(20,601)	301,076
Adjustments related to tax items:
— FIN 48 effect	1,320	(2,778)	(2,711)
— Tax effect of the reconciling items	(109,368)	(46,947)	111,098
— Effect of changes in tax law	—	(30,066)	—
Non-taxable adjustments:
— Reversal of amortization of goodwill(Note a)	(151,589)	(179,116)	(164,341)
— Goodwill impairment(Note a)	—	105,781
— Currency swap (Note b)	(4,671)	(17,077)	—
— Retroactive application of SK Broadband Investment (Note b)	797	21,025	—
— Consolidation of variable interest entity(Note c)	20,651	34,303	36,260
— Scope of consolidation(Note d)	(48,009)	(187,833)	3,920
— Business combination (Note e)	—	—	328,172
— Nonrefundable activation fees and others (Note b)	4,367	4,779	(3,635)

Taxable GAAP adjustments	(397,701)	(318,530)	609,839
Applicable tax rate	27.5%	27.5%	24.2%

Tax effect	(109,368)	(87,596)	147,581
Tax effect from statutory tax rate change on reconciling item (Note f)	—	40,649	(36,483)

Tax effect of the reconciling items	(109,368)	(46,947)	111,098

(Note a)	Certain goodwill amortization constitutes a non-deductible expense under local tax law and as such, the corresponding effects were not considered in the U.S. GAAP adjustment.

(Note b)	The amount represents the U.S. GAAP adjustment from our equity method investees and subsidiary. Due to continuing loss of the investees and subsidiary, the corresponding tax effect were not considered.

(Note c)	The amount represents non-controlling interest of S-Telecom which was consolidated under U.S. GAAP while accounted for as an equity method investee under Korean GAAP. Under Korean GAAP, due to the continued loss of S-Telecom, corresponding loss were no longer deductible.

(Noted d)	The amount represents the certain entities’ non-deductible (or non-taxable earnings) recognized under U.S. GAAP. These entities are consolidated under Korean GAAP, while they are accounted for as an equity method investee under U.S. GAAP and vice versa.

(Note e)	The amount mainly represents the non-taxable adjustment related to the revaluation of pre-existing ownership of SKBB — step-acquisition acquisition, under U.S. GAAP; under Korean GAAP no revaluation of the pre-existing ownership was made.

(Note f)	Represents decrease of deferred tax liabilities due to an enactment of a new tax law. We applied 24.2% and 22% for years ended December 31, 2008 and 2009, respectively, to calculate current deferred tax assets or liabilities and long-term deferred tax assets or liabilities in accordance with the enacted tax law.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

q.	Marketable Securities and Investments Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income. Under U.S. GAAP, investment in non-marketable equity securities that do not have a readily determinable fair value should be accounted for under the cost method. Due to such differences, for U.S. GAAP purposes, shareholders’ equity as of December 31, 2007 and 2008 decreased by ~~W~~21,015 million and nil, respectively and in December 31, 2009 increased by ~~W~~8,833 million when compared to that under Korean GAAP.

Under Korean GAAP, all transaction costs that are directly attributable to the acquisition of a security are included in the initial measurement of any security. But, under U.S. GAAP, fees paid to the seller less any fees received are included as part of the initial investment in the debt security that are classified as Held-to-Maturity or Available-for-Sales and are recognized as an adjustment to the yield of the debt security over its remaining life. All other costs incurred as part of the acquisition are expensed immediately as incurred. As the impact of such GAAP differences on the net income and shareholders’ equity as of and for the years ended as of December 31, 2007, 2008, and 2009, no reconciling adjustment was made.

Information with respect to available-for-sale and held-to-maturity securities under U.S. GAAP guidance at December 31, 2007, 2008 and 2009 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		Unrealized		Unrealized		Impairment		Fair
	(Amortized Cost)		Gains		Losses		Losses		Value

At December 31, 2007:
Available-for-sale
Equity securities	~~W~~	1,642,306	~~W~~	1,750,170	~~W~~	(683)	~~W~~	(7,796)	~~W~~	3,383,997
Debt securities		470,280		9,293		(439)		(10,656)		468,478
Held-to-maturity securities		94		—		—		—		94

	~~W~~	2,112,680	~~W~~	1,759,463	~~W~~	(1,122)	~~W~~	(18,452)	~~W~~	3,852,569

At December 31, 2008:
Available-for-sale
Equity securities	~~W~~	1,878,049	~~W~~	681,260	~~W~~	(73)	~~W~~	(208,453)	~~W~~	2,350,783
Debt securities		5,696		—		—		(552)		5,144
Held-to-maturity securities		112		—		—		—		112

	~~W~~	1,883,857	~~W~~	681,260	~~W~~	(73)	~~W~~	(209,005)	~~W~~	2,356,039

At December 31, 2009:
Available-for-sale
Equity securities	~~W~~	603,206	~~W~~	1,223,542	~~W~~	(1,293)	~~W~~	(4,997)	~~W~~	1,820,458
Debt securities		354,886		—		(122)		(884)		353,880
Held-to-maturity securities		1,006		—		—		—		1,006

	~~W~~	959,098	~~W~~	1,223,542	~~W~~	(1,415)	~~W~~	(5,881)	~~W~~	2,175,344

Gross proceeds from the sale of available-for-sale securities were ~~W~~155 million, ~~W~~470,309 million and ~~W~~1,662,501 million for the years ended December 31, 2007, 2008 and 2009, respectively. Gross realized gains for the years ended December 31, 2007, 2008 and 2009 were nil, ~~W~~14,466 million and ~~W~~299,531 million, respectively. Gross realized losses for the years ended December 31, 2007, 2008 and 2009 were ~~W~~3 million, ~~W~~500 million and ~~W~~53 million, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gross unrealized losses of ~~W~~1,122 million, ~~W~~73 million and ~~W~~1,415 million at December 31, 2007, 2008 and 2009 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

r.	Determination of Acquisition Cost of Equity Interest in Subsidiary

Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. Under U.S. GAAP, through year ended December 31, 2008, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 increased by ~~W~~28,358 million when compared to that under Korean GAAP. Beginning the year ended December 31, 2009, due to new accounting guidance related to business combination issued, such GAAP differences no longer exist.

Under Korean GAAP, in a business combination between a publicly traded company and a privately held company where an acquirer is the privately held company and the acquirer issues its own equity shares to the acquiree’s stockholders as purchase proceeds, the cost of the acquired entity is determined based on the fair value of the acquirer’s net assets. Under U.S. GAAP, it is appropriate to use the market value of a publicly traded company to value the acquisition when the acquiree is a publicly traded company and the acquirer is a privately held company. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 increased by ~~W~~102,433 million in each period, when compared to that under Korean GAAP.

The combined effect of the differences discussed above, from Korean GAAP to U.S. GAAP to the shareholder’s equity as of December 31, 2007, 2008 and 2009 was an increase of ~~W~~130,791 million as of each period end.

s.	Additional Equity Investment in Subsidiaries

Historically, there has been a difference in accounting for additional equity investment in subsidiaries between Korean GAAP and U.S. GAAP. The difference was due to the difference in the accounting treatment guidance itself and the difference in scope of consolidation — an entity that may be consolidated for Korean GAAP purposes may not necessarily be consolidated for U.S. GAAP purposes and vice versa.

Under Korean GAAP, when additional interest is acquired after acquiring a controlling interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, through year ended December 31, 2008, the cost of an additional interest was allocated based on the fair value of net assets acquired at the time the additional interest was acquired, with the excess allocated to goodwill. However, beginning the year ended December 31, 2009, due to the revised accounting guidance for U.S. GAAP related to business combination and non-controlling interest which was prospectively applied, the accounting treatment for additional interest acquired after acquiring a controlling interest in a subsidiary became the same under both GAAPs

As a result, due to the historical differences in GAAP, additional shareholders’ equity of 1,016,306 million, ~~W~~1,012,861 million and ~~W~~1,013,438 million, as of December 31, 2007, 2008 and 2009 was adjusted for U.S. GAAP purposes, compared to Korean GAAP. While due to the difference in scope of consolidation, additional shareholders’ equity of (~~W~~2,946) million, ~~W~~40,026 million and ~~W~~2,952 million, as of December 31, 2007, 2008 and 2009 was recognized for U.S. GAAP purposes, compared to Korean GAAP. In total additional shareholders’ equity of 1,013,360 million, ~~W~~1,052,887 million and ~~W~~1,016,390 million, as of December 31, 2007, 2008 and 2009 under

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP was recognized. Going forward, except for a difference due to difference in scope of consolidation, there will no longer exist a GAAP difference related to accounting for additional equity investment in subsidiaries.

t.	Loans Receivable for Stock Issued to Employee

Korean GAAP allows for recording notes receivables for capital stock issued to employees as an asset, while U.S. GAAP generally requires such receivables to be reported as a reduction of stockholders’ equity. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2007, 2008 and 2009 decreased by ~~W~~34,816 million, ~~W~~60,908 million and ~~W~~57,615 million, respectively, when compared to that under Korean GAAP.

u.	Deferred Charges

Korean GAAP requires that bond issuance costs are deducted bonds proceeds. Under U.S. GAAP, bond issuance costs are capitalized as deferred assets and amortized over the redemption period of the related obligation.

v.	Handset Subsidies to Long-time Mobile Subscribers

Under Korean GAAP, handset subsidies are recorded as operating expenses. Under US GAAP, such amounts are recorded as reduction of revenue.

w.	Comprehensive Income

Under Korean GAAP, until the year ended December 31, 2006, there was no requirement to present comprehensive income. Effective January 1, 2007, revised guidance requires the disclosure of comprehensive income and its components in consolidated financial statements. However, the format of such disclosure under Korean GAAP differs from that under U.S. GAAP. Under U.S. GAAP, comprehensive income includes all changes in the shareholders’ equity during a period except those resulting from investments by, or distributions to owners, including certain items not included in the current results of operations. Comprehensive income under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 is as follows (in millions of Korean won):

	2007		2008		2009

Net income	~~W~~	1,451,066	~~W~~	951,737	~~W~~	1,356,682

Other comprehensive income:
Available-for-sale securities
Unrealized gain (loss) on investment securities		1,358,908		(1,080,978)		852,171
Less impact of realized losses (gains)		(29,603)		1,730		(297,536)
Tax effect		(369,853)		292,840		(141,481)

Net change from available-for-sale securities		959,452		(786,408)		413,154
Foreign-based operations’ translation adjustments		3,466		67,057		(49,899)

Total other comprehensive income		962,918		(719,351)		363,255

Comprehensive income		2,413,984		232,386		1,719,937
Less comprehensive loss attributable to non controlling interest		54,513		118,879		125,760

Comprehensive income attributable to the Company	~~W~~	2,468,497	~~W~~	351,265	~~W~~	1,845,697

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x.	Discontinued Operation

As disclosed on Note 2.ad “Discontinued Operation”, during the year ended December 31, 2008, the Company disposed of its investment in Helio LLC which was incorporated to provide cellular telephone communication service in the U.S. to Virgin Mobile USA, Inc. Under Korean GAAP, when a subsidiary is disposed of during the year, the results of its operations are treated as a discontinued operation and as such the results of operations and cash flows of Helio LLC were presented as a discontinued operation during the years ended December 31, 2007 and 2008. For the year ended December 31, 2008, as the Company had significant influence over Virgin Mobile USA, Inc., it accounted for it as an equity method investment.

Under U.S. GAAP, as the Company had significant continuing involvement in legacy Helio LLC operations, now under Virgin Mobile USA, the results of operations and cash flows of Helio LLC was as a continuing operation based on relevant discontinued operation accounting literature. While the Company considered its investment in Virgin Mobile USA., Inc., as an equity method investment.

During the year ended December 31, 2009, the Company exchanged its 16.6% equity interest in Virgin Mobile Inc. for 0.6% equity interest in Sprint Nextel due to the merger between Sprint Nextel and Virgin Mobile Inc.. As a result, the Company no longer had significant continuing involvement in the legacy Helio LLC’s operation under Sprint Nextel nor significant influence over Sprint Nextel.

Under U.S. GAAP, based on relevant discontinued operation accounting literature, the results of operations and cash flows of Helio LLC for the year ended December 31, 2009 is still recognized as part of continuing operations. In addition, under both GAAPs, the Company recognizes its investment in Sprint Nextel as an available-for-sale equity investment. As such, there no longer exists a reconciling item between the two GAAPs.

Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	Year Ended December 31,
	2007		2008		2009

Balance, beginning of the year	~~W~~	10,866,197	~~W~~	12,897,647	~~W~~	12,562,019
Net income for the year		1,451,066		951,737		1,356,682
Accumulated effect of FIN 48 adoption through 2006		(11,853)		—		—
Dividends		(581,340)		(682,504)		(681,548)
Unrealized gain (loss) on valuation of securities, net of tax		959,452		(786,408)		413,154
Equity in capital surplus, retained earnings and other comprehensive income of affiliates (note a)		164,215		(77,879)		(168,712)
Conversion of convertible bonds payable		2,010		(6,277)		—
Treasury stock transactions		(26,556)		(14,137)		(30,602)
Foreign-based operations’ translation adjustments		3,466		67,057		(49,899)
Decrease (Increase) in loans receivable for stock issued to employees		(27,290)		(26,092)		3,293
Change in non-controlling interest		98,280		238,875		856,385

Balance, end of the year	~~W~~	12,897,647	~~W~~	12,562,019	~~W~~	14,260,772

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2007, 2008 and 2009 is as follows (in millions of Korean won):

	December 31,
	2007		2008		2009

Current assets:
As reported	~~W~~	4,813,072	~~W~~	5,422,447	~~W~~	6,370,631
U.S. GAAP adjustments:
— Deferred charges		—		406		5,174
— Loans receivable for stock issued to employees		(1,522)		(1,252)		(1,153)
— Consolidation of variable interest entity		(16,077)		(55,967)		—
— Scope of consolidation		(150,617)		(836,324)		(91,039)
— Reclassification of SK C&C investment		—		—		450,000
— Business combination		—		—		4,340
— Asset Securitization Transactions		—		—		505,839
— FIN 48 effect		—		—		260
— Tax effect of the reconciling items		46,979		53,055		(111,279)

Current assets based on U.S. GAAP		4,691,835		4,582,365		7,132,773

Non-current assets:
As reported		14,235,863		17,051,224		16,835,625
U.S. GAAP adjustments:
— Deferred charges		8,577		11,423		25,646
— Capital lease		(576)		(576)		(576)
— Investment securities without readily determinable fair value		(21,015)		—		8,833
— Determination of acquisition cost of equity interest in subsidiary		130,791		130,791		130,791
— Additional equity investment in subsidiaries		1,009,764		1,110,645		1,016,966
— Reversal of amortization of goodwill		841,484		931,509		1,195,557
— Goodwill impairment		(12,524)		(118,570)		(118,570)
— Capitalization of foreign exchange losses and interest expense related to tangible assets		57,742		62,098		69,714
Capitalization of interest expenses related to purchase of intangible assets		(47,844)		(42,572)		(37,300)
— Nonrefundable activation fees		6,167		8,099		9,077
— Loans receivable for stock issued to employees		(33,294)		(59,656)		(56,462)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2007		2008		2009

— Convertible bonds payable	~~W~~	281	~~W~~	281	~~W~~	281
— Currency and interest rate swap		—		(51,121)		9,821
— Consolidation of variable interest entity		54,890		76,022		—
— Scope of consolidation		(275,780)		(2,386,994)		(209,942)
— Reclassification of SK C&C investment		(433,213)		(7,114)		(450,000)
— Asset Securitization Transactions		—		—		(90,980)
— Business combination		—		—		132,398
— Retroactive application of equity method of accounting on SKBB investment		(41,296)		(62,382)		—
— FIN 48 effect		374		(1,621)		382
— Tax effect of the reconciling items		1,375		5,332		184,276

Non-current assets based on U.S. GAAP		15,481,766		16,656,818		18,655,537

Total assets based on U.S. GAAP	~~W~~	20,173,601	~~W~~	21,239,183	~~W~~	25,788,310

Current liabilities:
As reported	~~W~~	3,016,874	~~W~~	4,628,821	~~W~~	4,894,936
U.S. GAAP adjustments:
— Deferred charges		—		406		5,174
— Considerations for conversion right		—		26,577		—
— Nonrefundable activation fees		170,761		218,284		215,692
— Consolidation of variable interest entity		38,773		52,031		—
— Asset Securitization Transactions		—		—		399,370
— Business combination		—		—		4,340
— Scope of consolidation		(285,677)		(1,081,778)		(202,318)

Current liabilities based on U.S. GAAP		2,940,731		3,844,341		5,317,194

Non-current liabilities:
As reported		4,344,428		6,020,410		5,966,695
U.S. GAAP adjustments:
— Deferred charges		8,577		11,423		25,646
— Considerations for conversion right		12,923		16,753		32,740
— Nonrefundable activation fees		211,773		188,173		151,084
— Currency and interest rate swap		—		(5,618)		(554)
— Consolidation of variable interest entity		296		698		—
— Scope of consolidation		(73,015)		(1,373,619)		(9,488)
— Business combination		—		—		38,162
— FIN 48 effect		13,950		9,049		8,325
— Tax effect of the reconciling items		(183,709)		(34,446)		(2,266)

Non-current liabilities based on U.S. GAAP		4,335,223		4,832,823		6,210,344

Total liabilities based on U.S. GAAP	~~W~~	7,275,954	~~W~~	8,677,164	~~W~~	11,527,538

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2007, 2008 and 2009 and cash and cash equivalents at December 31, 2007, 2008 and 2009 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2007, 2008 and 2009 and cash and cash equivalents at December 31, 2007, 2008 and 2009 under U.S. GAAP (in millions of Korean won):

	2007		2008		2009

Cash flows from operating activities based on Korean GAAP	~~W~~	3,721,034	~~W~~	3,295,393	~~W~~	2,933,310
Adjustments:
Trading security cash flows		28,696		(40)		(14)
Consolidation of variable interest entity		35,777		7,010		10,402
Scope of consolidation		11,363		(391,271)		120,600
Pre-acquisition cash flows of subsidiaries		(36,372)		—		—
Discontinued operation		(476,412)		(213,899)		—

Cash flows from operating activities based on U.S. GAAP	~~W~~	3,284,086	~~W~~	2,697,193	~~W~~	3,064,298

Cash flows from investing activities based on Korean GAAP	~~W~~	(2,415,381)	~~W~~	(3,875,259)	~~W~~	(1,828,226)
Adjustments:
Trading security cash flows		(28,696)		40		14
Consolidation of variable interest entity		(39,389)		(11,006)		(173)
Scope of consolidation		15,559		11,036		(298,366)
Pre-acquisition cash flows of subsidiaries		(1,784)		—		—
Discontinued operation		33,496		(51,631)		—

Cash flows from investing activities based on U.S. GAAP	~~W~~	(2,436,195)	~~W~~	(3,926,820)	~~W~~	(2,126,751)

Cash flows from financing activities based on Korean GAAP	~~W~~	(1,041,255)	~~W~~	869,415	~~W~~	(1,205,091)
Adjustments:
Consolidation of variable interest entity		5,016		1,126		(11,802)
Scope of consolidation		(2,475)		239,147		376,907
Pre-acquisition cash flows of subsidiaries		64,674		—		—
Discontinued Operation		342,777		9,015		—

Cash flows from financing activities based on U.S. GAAP	~~W~~	(631,263)	~~W~~	1,118,703	~~W~~	(839,986)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on Korean GAAP	~~W~~	6,097	~~W~~	37,371	~~W~~	(7,405)
Adjustments:
Consolidation of variable interest entity		37		938		(10)
Scope of consolidation		—		(4,129)		(1,015)
Discontinued Operation		(4,971)		—		—

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on U.S. GAAP	~~W~~	1,163	~~W~~	34,180	~~W~~	(8,430)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007		2008		2009

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on Korean GAAP	~~W~~	102,079	~~W~~	36,413	~~W~~	46,258
Adjustments:
Consolidation of variable interest entity	~~W~~	—	~~W~~	—	~~W~~	(427)
Scope of consolidation		(81,218)		(77,346)		56,761
Discontinued operation		54,419		—		—

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on U.S.GAAP	~~W~~	75,280	~~W~~	(40,933)	~~W~~	102,592

Pre-acquisition cash flows of subsidiaries based on Korean GAAP		(11,396)		17,250		—
Adjustments:
Scope of consolidation		—		(17,250)		—
Pre-acquisition cash flows of subsidiaries		(26,518)		—		—
Discontinued operation		37,914		—		—

Pre-acquisition cash flows of subsidiaries based on U.S. GAAP		—		—		—

Increases in cash and cash equivalents due to merger based on Korea GAAP		50,448		—		—
Adjustments		—		—		—

Increase in cash and cash equivalents due to merger based on U.S. GAAP		50,448		—		—

Cash flows from discontinued operation based on Korean GAAP		(11,609)		(255,105)		3,613
Adjustments:
Discontinued operation		12,777		256,515		—

Cash flows from discontinued operation based on U.S. GAAP		1,168		1,410	~~W~~	3,613

Cash and cash equivalents at beginning of the year based on Korean GAAP	~~W~~	485,972	~~W~~	885,989	~~W~~	1,011,467
Adjustment:
Consolidation of variable interest entity		2,501		3,942		2,010
Scope of consolidation		(9,541)		(66,312)		(306,125)

Cash and cash equivalents at beginning of the year based on U.S. GAAP	~~W~~	478,932	~~W~~	823,619	~~W~~	707,352

Cash and cash equivalents at end of the year based on Korean GAAP	~~W~~	885,989	~~W~~	1,011,467	~~W~~	953,926
Adjustments:
Consolidation of variable interest entity		3,942		2,010		—
Scope of consolidation		(66,312)		(306,125)		(51,238)

Cash and cash equivalents at end of the year based on U.S GAAP	~~W~~	823,619	~~W~~	707,352	~~W~~	902,688

Cash paid for interest (net of amounts capitalized)	~~W~~	169,311	~~W~~	243,319	~~W~~	339,298

Cash paid for income taxes	~~W~~	591,672	~~W~~	422,506	~~W~~	557,005

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

35.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Income Taxes

Income tax expense under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009 is as follows (in millions of Korean won):

	Year Ended December 31,
	2007		2008		2009

Currently payable	~~W~~	564,230	~~W~~	494,163	~~W~~	610,561
Deferred		12,456		(332,034)		(127,409)

	~~W~~	576,686	~~W~~	162,129	~~W~~	483,152

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2007, 2008 and 2009 is attributable to the following (in millions of Korean won):

	Year Ended December 31,
	2007		2008		2009

Income from continuing operation before income taxes and appropriate item	~~W~~	1,869,582	~~W~~	1,196,266	~~W~~	1,850,028
Equity in earnings (loss) of unconsolidated business		157,511		(81,215)		(20,972)

		2,027,093		1,115,051		1,829,056

Income taxes at statutory income tax rate of 25% in 2007 and 2008 and 22% in 2009		506,773		278,763		402,392
Resident surtax payable		50,677		27,876		40,239
Tax credit for investments, technology, human resource development and others		(112,235)		(98,551)		(98,242)
Special surtax for agriculture and fishery industries and other		18,370		23,296		16,521
Additional income tax(tax refund) for prior periods		—		(60,130)		10,947
Tax effect from statutory tax rate change		—		(58,672)		(29,001)
Undistributed earnings (unrecognized deficit) of subsidiaries		5,326		110		(17,511)
Other permanent differences		10,890		13,157		(30,945)
Change in valuation allowance		96,885		36,280		188,752

Recorded income taxes	~~W~~	576,686	~~W~~	162,129	~~W~~	483,152

Effective tax rate		28.45%		14.54%		26.42%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that resulted in deferred tax assets and liabilities at December 31, 2007, 2008 and 2009 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	Year Ended December 31,
	2007		2008		2009

Current:
Allowance for doubtful accounts	~~W~~	16,391	~~W~~	14,530	~~W~~	42,693
Accrued interest income		(1,971)		(1,594)		(980)
Provision for handset subsidy		—		—		128,785
Net operating loss carryforwards		2,081		1		61
Tax credit carryforwards		—		570		225
Accrued expenses and other		66,857		66,868		(76,358)

		83,358		80,375		94,426

Non-current:
Depreciation		(56,359)		(33,262)		(15,599)
Loss on impairment of investment securities		46,818		80,750		41,417
Equity in losses (earnings) of affiliates		(121,855)		(20,151)		(178,156)
Unrecognized deficit (undistributed earnings) of subsidiaries		(23,464)		(59,122)		112,136
Tax free reserve for research and manpower development		(151,259)		(80,707)		(132,244)
Tax free reserve for loss on disposal of treasury stock		(70,396)		—		—
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(523,761)		(77,738)		(164,542)
Property and equipment		—		—		(36,327)
Intangible assets		—		—		(27,405)
Tax credit carryforwards		24		1,066		531
Net operating loss carryforwards		327		—		83
Deferred charges and other		34,617		(55,013)		72,465

		(865,308)		(244,177)		(327,641)

Total deferred tax liabilities	~~W~~	(781,950)	~~W~~	(163,802)	~~W~~	(233,215)

Under U.S. GAAP, effective January 1, 2007, the Company adopted authoritative guidance on accounting for uncertainty in income taxes which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

As a result of the adoption discussed above, under U.S. GAAP the Company recognized a ~~W~~3,842 million increase in the liability for unrecognized tax benefits, which was accounted for as a ~~W~~383 million increase to goodwill, a ~~W~~8,908 million decrease to retained earnings and a ~~W~~5,449 million net increase to deferred tax liabilities as of January 1, 2007. The total unrecognized tax benefits attributable to uncertain tax positions as of January 1, 2007 were ~~W~~9,565 million. Upon adoption, the total unrecognized tax benefits included items that would favorably affect the income tax provision by ~~W~~8,908 million, if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2007, 2008 and 2009 is as follows (in millions of Korean won):

	2007		2008		2009

Beginning of period	~~W~~	9,565	~~W~~	9,989	~~W~~	9,305
Gross increases for tax position of prior years		501		186		1,578
Gross decreases for tax position of prior years		(15)		(2,629)		(1,307)
Lapses of statues of limitations		—		(474)		(4,503)
Gross increases for tax position of current year		—		2,233		131
Gross decreases for tax position of current year		(62)		—		—

Ending of period	~~W~~	9,989	~~W~~	9,305	~~W~~	5,204

Total unrecognized tax benefits at December 31, 2007, 2008 and 2009 are ~~W~~9,212 million, ~~W~~7,375 million and ~~W~~4,561 million, respectively, that, if recognized, would favorably affect the effective income tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective income tax rate.

The Company recognized any interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had approximately ~~W~~2,945 million for the payment of interest and penalties accrued in the balance sheet at January 1, 2007 and ~~W~~3,961 million, ~~W~~3,019 million and ~~W~~3,121 in the balance sheet at December 31, 2007, 2008 and 2009, respectively.

It is expected that the amount of unrecognized tax benefits will also change for other reasons in the next 12 months; however, we do not expect that change to have a significant impact on our financial position or results of operations.

The Company files income tax returns in the Republic of Korea jurisdiction and also files income tax returns in a number of foreign jurisdictions. However, historically the Company’s foreign income tax activity has been immaterial. The National Tax Service, or NTS, has effectively completed the examination of our returns in the Republic of Korea related to years prior to 2004.

In significant foreign and Korean jurisdictions, the 2005 through 2009 tax years generally remain subject to examination by their respective tax authorities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments under U.S. GAAP as of December 31, 2007, 2008 and 2009 for which it is practicable to estimate that value:

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

Long-term Accounts Receivable (trade and other)

The fair value of long-term accounts receivables is estimated by discounting the future cash flows using the current interest rate applied to debtor.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2007, 2008 and 2009 (in millions of Korean won)

	2007				2008				2009
	Carrying				Carrying				Carrying
	Amount		Fair		Amount		Fair		Amount		Fair
	(note a)		Value		(note a)		Value		(note a)		Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	~~W~~	956,441	~~W~~	956,441	~~W~~	914,228	~~W~~	914,228	~~W~~	1,371,150	~~W~~	1,371,150
Trading securities		635,434		635,434		367,002		367,002		370,126		370,126
Accounts receivable (trade and other)		2,642,195		2,642,195		2,893,283		2,893,283		4,441,094		4,441,094
Short-term loans		74,603		74,603		106,013		106,013		77,360		77,360
Investment securities:
Listed equity and debts		3,852,569		3,852,569		2,356,039		2,356,039		2,175,344		2,175,344
Non-listed equity and debts		128,718		N/A		75,028		N/A		282,189		N/A
Derivative instruments assets		16,227		16,227		318,373		318,373		303,073		303,073
Long-term bank deposits		15,512		15,512		75		75		6,556		6,556
Long-term accounts receivable (trade and other)		—		—		617,603		617,603		761,735		761,735
Long-term loans		45,524		34,143		85,975		64,481		29,746		29,336

	~~W~~	8,367,223			~~W~~	7,733,619			~~W~~	9,818,373

Financial liabilities:
Accounts payable	~~W~~	1,241,935	~~W~~	1,241,935	~~W~~	1,107,202	~~W~~	1,107,202	~~W~~	1,467,399	~~W~~	1,467,399
Short-term borrowings		11,737		11,737		180,827		180,827		1,020,399		1,020,399
Derivative instruments liabilities		123,557		123,557		242,186		242,186		130,672		130,672
Bonds payable, long-term borrowings, convertible bonds long-term payables — other and obligation under finance leases, including current portion		3,460,939		3,508,681		4,943,630		4,855,897		6,044,979		6,106,960

	~~W~~	4,838,168			~~W~~	6,473,845			~~W~~	8,663,449

(note a) These carrying amounts represent the amounts determined under U.S. GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value hierarchy

On January 1, 2008, the Company adopted the provisions related to fair value measurements, to recognize all financial and nonfinancial assets and liabilities at fair value in the consolidated financial statements on a recurring basis. The adoption of such accounting guidance did not change our previous accounting for financial assets and liabilities. The provisions will be applied to nonfinancial assets and liabilities that are recognized at fair value in the consolidated financial statements on a nonrecurring basis beginning January 1, 2009. Upon application of the provision on January 1, 2009, the Company has provided additional disclosures regarding its nonrecurring fair value measurements, including its annual impairment review of goodwill and intangible assets. Refer to Note 34 (b) below for such disclosures made by the Company.

The fair value measurement guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following fair value hierarchy tables present information regarding our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009 (in millions of Korean won):

	December, 31,
	2008		Level 1		Level 2		Level 3

Assets:
Trading securities	~~W~~	367,002	~~W~~	—	~~W~~	367,002	~~W~~	—
Available for sale securities:
Equity securities		2,350,783		2,350,783		—		—
Debt securities		5,144		—		5,144		—
Held-to-maturity securities		112		—		112		—
Derivatives:
Currency swap		318,373		—		318,373		—

	~~W~~	3,041,414	~~W~~	2,350,783	~~W~~	690,631	~~W~~	—

Liabilities:
Derivatives:
Currency swap	~~W~~	210,468	~~W~~	—	~~W~~	210,468	~~W~~	—
Interest rate swap		31,718		—		31,718		—

	~~W~~	242,186	~~W~~	—	~~W~~	242,186	~~W~~	—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31,
	2009		Level 1		Level 2		Level 3

Assets:
Trading securities	~~W~~	370,126	~~W~~	—	~~W~~	370,126	~~W~~	—
Available for sale securities:
Equity securities		1,820,458		1,820,458		—		—
Debt securities		353,880		—		353,880		—
Held-to-maturity securities		1,006		—		1,006		—
Derivatives:
Currency swap		303,073		—		303,073		—

	~~W~~	2,848,543	~~W~~	1,820,458	~~W~~	1,028,085	~~W~~	—

Liabilities:
Derivatives:
Currency swap	~~W~~	53,032	~~W~~	—	~~W~~	53,032	~~W~~	—
Interest rate swap		17,228		—		17,228		—
Conversion option		60,412		—		60,412		—

	~~W~~	130,672	~~W~~	—	~~W~~	130,672	~~W~~	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Securities

The Company classifies its securities within Level 1 of the valuation hierarchy where quoted prices are available in an active market. Level 1 securities include exchange-traded equities. The Company generally classifies its securities within Level 2 of the valuation hierarchy where quoted market prices are not available. If quoted market prices are not available, the Company determined the fair values of its securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

The majority of its derivatives are valued using internal models that use as their basis readily observable marketing inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swap, cross currency swaps and foreign currency derivatives.

The accounting guidance requires that the valuation of derivative liabilities must take into account the Company’s own non-performance risk. Effective January 1, 2008, the Company updated its derivative valuation methodology to consider its own non-performance risk and counterparty nonperformance risk as observed through the credit default swap market and based on prices of recent trades.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c.	Accrued Severance Indemnities

The Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year Ending December 31,

2010	~~W~~	793
2011		2,089
2012		1,398
2013		2,595
2014		2,794
2015 — 2019		41,257

Total	~~W~~	50,926

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

d.	Condensed Consolidated Income Statements under U.S. GAAP

Condensed consolidated income statements under U.S.GAAP for the years ended December 31, 2007, 2008 and 2009 are as follows (in millions of Korean won):

	2007		2008		2009

Operating revenue:
Wireless services	~~W~~	9,531,488	~~W~~	9,553,556	~~W~~	9,431,035
Interconnection		1,062,195		1,149,196		1,179,298
Digital handset sales		51,714		16,425		212,802
Fixed-line service		—		—		842,215
Other		547,058		413,315		954,756

Total operating revenue		11,192,455		11,132,492		12,620,106
Total operating expenses		(9,124,635)		(9,380,154)		(10,745,650)

Operating income		2,067,820		1,752,338		1,874,456
Other income (expenses), net		(198,238)		(556,072)		(24,428)

Income from continuing operation before income taxes and appropriate item below		1,869,582		1,196,266		1,850,028
Provision for income taxes from continuing operation		(576,686)		(162,129)		(483,152)
Equity in earnings (loss) of unconsolidated Businesses		157,511		(81,215)		(20,972)
Income(loss) from discontinued operation, net of tax		659		(1,185)		10,778

Net income	~~W~~	1,451,066	~~W~~	951,737	~~W~~	1,356,682
Add non controlling interests in losses of consolidated subsidiaries		54,281		121,129		123,044

Net income attributable to the Company	~~W~~	1,505,347	~~W~~	1,072,866	~~W~~	1,479,726

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Segment

Due to the Company’s acquisition of additional 7.2% of the outstanding shares of SK Broadband Co., Ltd., a fixed-line telephone service provider, which began being consolidated under U.S. GAAP in the current year. (Refer to 34. m “Achieved-in-stages”) Beginning the year ended December 31, 2009, the Company has two operation segment, which is cellular telephone communication service and fixed-line telecommunication service. The business of each segment and detail information is presented on the Note 32.

f.	Recent Changes in U.S. GAAP

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) amended the accounting and disclosure guidance for business combinations. The amendments apply to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. The amendment modifies the prior accounting provisions for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any non controlling interest in the acquiree at the acquisition-date fair value. In addition, it requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. The amendment also modifies prior accounting provisions for certain acquired income tax assets and liabilities. Amended guidance was effective for new acquisitions consummated on or after January 1, 2009 and the Company has accounted for the business combinations incurred on or after January 1, 2009 in accordance with this new guidance.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued accounting and disclosure guidance on nonncontrolling interests in consolidated financial statements. The guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The guidance was applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, or January 1, 2009 for the Company, except for the presentation and disclosure requirements which were applied retrospectively accounting to the guidance. The impact of adoption was not material to the Company’s financial condition, results of operations or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. The amendments became effective at the beginning of an entity’s first interim period beginning after November 15, 2008. Since these amended principles require only additional disclosures concerning derivatives and hedging activities, adoption did not affect the company’s financial condition, result of operations or cash flows.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February 2008, the FASB issued guidance on accounting for transfers of financial assets and repurchase financing transactions. The guidance applies to repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer (“repurchase financings”). The guidance was effective for fiscal years beginning after November 15, 2008, or January 1, 2009 for the Company, and applied prospectively to initial transfers and repurchase financings

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for which the initial transfer was executed on or after January 1, 2009. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations or cash flows.

Accounting for Transfers of Financial Assets

In June 2009, the FASB amended the derecognition provisions in the accounting guidance for transfers and servicing, including the removal of the concept of qualifying special-purpose entities (“QSPEs”). The amendment also includes amendments to initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets and additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. The amended derecognition provisions will be effective for financial asset transfers occurring after the beginning of the first fiscal year that begins after November 15, 2009 or January 1, 2010 for the Company. The Company is currently assessing the potential impact of the guidance upon its effectiveness.

Consolidation of Variable Interest Entities

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. This amendment requires ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE. It also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. Also, additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets will be required. This amendment is effective January 1, 2010, at which time any QSPEs will also be evaluated for consolidation in accordance to this amendment. Amendments on how to account for transfers of financial assets will apply prospectively to transfers occurring on or after the effective date. The Company is currently assessing the potential impact of the amendment upon its effectiveness.

Investments in Certain Entities that Calculate Net Asset Value per Share

In September 2009, the FASB issued additional guidance on, fair value measurements and disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),”. The guidance discusses on how to use a net asset value per share to estimate the fair value on investments in investment vehicles such as hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles and fund of funds. Investors may use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This approach is deemed to be a “practical expedient” for investors in investment companies as the GAAP fair-value measurement framework defines an asset’s fair value as its current exit price. The guidance has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. The guidance was effective December 31, 2009.. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations or cash flows.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. The Company is currently assessing the potential impact of the amendment upon its effectiveness.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued guidance on scope exception related to embedded credit derivatives. The guidance clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. The guidance allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. The new accounting guidance is effective July 1, 2010. The Company does not expect the new accounting guidance to have any impact on the consolidated financial statements.

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB amended guidance on multiple deliverable revenue arrangement. As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor specific objective evidence nor third-party evidence is available. The amendments also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently assessing the potential impact of the amendment upon its effectiveness.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/  Man Won Jung
Name:     Man Won Jung

Title:	President, Chief Executive Officer &
Representative Director

Date: June 30, 2010