Form 20-F
period 2010-12-31
SK TELECOM CO LTD
filed 2011-06-30
CIK 1015650

As filed with the Securities and Exchange Commission on June 30, 2011
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Mr. Won Tuh Chung
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

71,094,999 shares of common stock, par value ~~W~~500 per share (not including 9,650,712 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

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

In this report, we refer to the latest generation technologies as “3G” technology, “3.5G” technology and “4G” technology. Second generation, or 2G, technology was designed primarily with voice communications in mind. On the other hand, 3G and 3.5G technologies are designed to transfer both voice data and non-voice, or multimedia, data, generally at faster transmission speeds than was previously possible. 4G technology is designed to transfer both voice data and non-voice data at faster transmission speeds than 3G or 3.5G technology.

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

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) in effect on December 31, 2010, which was Won 1,130.6 to US$1.00. On June 24, 2011, the noon buying rate was Won 1,078.7 to US$1.00. See “Item 3.A. Selected Financial Data — Exchange Rates”.

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

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of high-speed downlink packet access, or HSDPA, technology, high-speed uplink packet access, or HSUPA, technology, evolved high-speed uplink packet access, or HSPA+, technology, wireless broadband Internet, or WiBro, technology and long term evolution, or LTE, technology;

•	our plans for capital expenditures in 2011 for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments to build our LTE network, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•	our ability to comply with governmental rules and regulations, including the regulations of the KCC related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to manage effectively our bandwidth and to implement timely and efficiently new bandwidth-efficient technologies;

•	our expectations and estimates related to interconnection fees, tariffs charged by our competitors, regulatory fees, operating costs and expenditures, working capital requirements, principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases, and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments in other telecommunications service providers;

•	our ability to successfully manage our acquisition in 2008 and 2009 of a majority stake in SK Broadband Co., Ltd., a fixed-line telecommunications operator and broadband Internet service provider;

•	our ability to successfully manage our acquisition in 2009 of the leased-line business of SK Networks Co., Ltd., which provides a substantial portion of the transmission lines we use;

•	our ability to successfully manage our investment in Packet One Networks (Malaysia) Sdn. Bhd., a Malaysian wireless broadband company;

•	our ability to successfully attract and retain subscribers under the KCC’s new guideline on the marketing expenses of the telecommunication service providers; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data for the five years ended December 31, 2010 is derived from our audited consolidated financial statements and related notes thereto.

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain respects from U.S. GAAP. For more detailed information you should refer to notes 32 and 33 of the notes to our audited consolidated financial statements included in this annual report.

	As of or for the Year Ended December 31,
	2006			2007			2008			2009			2010		2010*
	(In billions of Won and millions of dollars, except per share and percentage data)

INCOME STATEMENT DATA
Korean GAAP:
Operating Revenue(1)	~~W~~	10,979.6	(2)	~~W~~	11,821.5	(2)	~~W~~	13,951.0	(2)	~~W~~	14,512.3	(2)	~~W~~	15,435.4	$13,652.4
Operating Expenses		8,356.2	(2)		9,711.3	(2)		12,190.7	(2)		12,631.1	(2)		13,493.1	11,934.5
Operating Income		2,623.4	(2)		2,110.2	(2)		1,760.3	(2)		1,881.2	(2)		1,942.3	1,717.9
Income from Continuing Operation before Income Tax		2,026.6	(2)		2,284.5	(2)		1,277.5	(2)		1,405.8	(2)		1,673.7	1,480.4
Net Income(3)		1,449.6			1,562.3			972.3			1,055.6			1,297.2	1,147.4
Net Income per Share		19,801			22,696			16,707			17,239			19,177	16.96
Diluted Net Income per Share		19,523			22,375			16,559			17,046			18,888	16.71
Dividends Declared per Share		8,000			9,400			9,400			9,400			9,400	8.31
Weighted Average Number of Shares		73,305,026			72,650,909			72,765,557			72,346,763			71,942,387	71,942,387
U.S. GAAP:
Operating Revenue	~~W~~	10,529.4		~~W~~	11,192.0		~~W~~	11,132.5		~~W~~	12,619.9		~~W~~	14,173.8	$12,536.5
Operating Expenses		7,705.8			9,123.9			9,380.1			10,745.5			12,359.4	10,931.7
Operating Income		2,823.6			2,068.1			1,752.4			1,874.4			1,814.4	1,604.8
Net Income(4)		1,876.4			1,451.1			951.7			1,356.7			1,396.6	1,235.3
Net Income per Share attributable to SK Telecom(4)(5)		25,624			20,720			14,744			20,453			21,199	18.75
Diluted Net Income per Share attributable to SK Telecom(4)(5)		25,207			20,379			14,606			20,145			20,841	18.43

	As of or for the Year Ended December 31,
	2006		2007		2008		2009		2010		2010*
	(In billions of Won and millions of dollars, except per share and percentage data)

BALANCE SHEET DATA
Korean GAAP:
Working Capital(6)	~~W~~	1,455.5	~~W~~	1,796.2	~~W~~	793.6	~~W~~	1,475.7	~~W~~	1,057.7	$935.5
Property and Equipment, Net		4,507.3		4,969.4		7,437.7		8,165.9		7,864.6	6,956.1
Total Assets		16,240.0		19,048.9		22,473.7		23,206.3		22,651.7	20,035.1
Non-current Liabilities(7)		3,548.5		4,344.4		6,020.4		5,966.7		4,257.8	3,766.0
Capital Stock		44.6		44.6		44.6		44.6		44.6	39.5
Total Shareholders’ Equity		9,483.1		11,687.6		11,824.4		12,344.6		12,478.6	11,037.2
U.S. GAAP:
Working Capital	~~W~~	1,286.2	~~W~~	1,751.1	~~W~~	738.0	~~W~~	1,815.6	~~W~~	1,078.6	$954,0
Total Assets(4)		17,909.4		20,173.6		21,239.2		25,788.3		25,298.7	22,376.4
Total Shareholders’ Equity(4)		10,718.4		12,897.6		12,562.0		14,260.8		14,572.7	12,889.4

	As of or for the Year Ended December 31,
	2006		2007		2008		2009		2010		2010*
	(In billions of Won and millions of dollars, except per share and percentage data)

OTHER FINANCIAL DATA
Korean GAAP:
EBITDA(3)(8)	~~W~~	3,881.2	~~W~~	4,370.1	~~W~~	4,009.9	~~W~~	4,262.5	~~W~~	4,729.5	$4,183.2
Capital Expenditures(9)		1,498.1		1,804.1		2,236.9		2,162.3		2,316.9	2,049.3
R&D Expenses(10)		279.0		293.1		299.7		293.2		352.0	311.3
Internal R&D		212.0		218.7		226.7		236.3		270.4	239.1
External R&D		67.0		74.4		73.0		56.9		81.6	72.2
Depreciation and Amortization		1,698.2		1,968.6		2,755.4		2,730.0		2,868.8	2,537.4
Cash Flow from Operating Activities(11)		3,590.5		3,721.0		3,293.0		2,932.6		4,021.0	3,556.5
Cash Flow from Investing Activities(11)		(2,535.0)		(2,415.4)		(3,877.0)		(1,826.0)		(2,358.7)	(2,086.2)
Cash Flow from Financing Activities(11)		(952.4)		(1,041.3)		866.8		(1,207.0)		(1,818.3)	(1,608.3)
Margins (% of total sales):
EBITDA Margin(8)(12)		35.3%		37.0%		28.7%		29.4%		30.6%	30.6%
Operating Margin(12)		23.9		17.9		12.6		13.0		12.6	12.6
Net Margin(12)		13.2		12.3		7.0		7.3		8.4	8.4
U.S. GAAP:
EBITDA(4)(8)	~~W~~	4,527.7	~~W~~	3,909.5	~~W~~	3,146.7	~~W~~	4,155.6	~~W~~	4,613.4	$4,080.7
Capital Expenditures(9)		1,538.0		1,854.0		1,861.0		2,160.5		2,316.4	2,048.8
Cash Flow from Operating Activities(11)		3,615.5		3,284.1		2,696.3		3,063.7		3,979.6	3,519.9
Cash Flow from Investing Activities(11)		(2,560.4)		(2,436.2)		(3,932.6)		(2,124.6)		(2,407.4)	(2,129.3)
Cash Flow from Financing Activities(11)		(940.6)		(631.3)		1,118.7		(840.0)		(1,785.9)	(1,579.6)

	As of or for the Year Ended December 31,
	2006		2007		2008		2009		2010		2010*

SELECTED OPERATING DATA
Population of Korea (millions)(13)		48.3		48.5		48.6		48.7		48.9	48.9
Our Wireless Penetration(14)		42.0%		45.3%		47.4%		50.6%		50.6%	50.6%
Number of Employees(15)		7,676		9,485		10,626		10,714		20,143	20,143
Total Sales per Employee (in millions of Won and thousands of Dollars)	~~W~~	1,430.4	~~W~~	1,246.3	~~W~~	1,312.9	~~W~~	1,354.5	~~W~~	766.3	$677.8
Wireless Subscribers(16)		20,271,133		21,968,169		23,032,045		24,269,553		25,705,049	25,705,049
Average Monthly Outgoing Voice Minutes per Subscriber(17)		201		201		200		197		199	199
Average Monthly Revenue per Subscriber(18)	~~W~~	40,220	~~W~~	40,154	~~W~~	38,526	~~W~~	38,171	~~W~~	37,287	$32.98
Average Monthly Churn Rate(19)		2.0%		2.6%		2.7%		2.7%		2.7%	2.7%
Digital Cell Sites		12,515		16,099		17,213		15,979		17,483	17,483

*	The translation into Dollars was made at the rate of Won 1,130.6 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Includes interconnection revenue of Won 1,033.4 billion for 2006, Won 1,062.2 billion for 2007, Won 1,149.2 billion for 2008, 1,245.4 billion for 2009 and Won 1,237.5 billion for 2010. Includes digital handset sales revenue of Won 185.3 billion in 2009 and Won 534.4 billion in 2010 from PS&Marketing which is our consolidated subsidiary.

(2)	As a result of our sale of HELIO, LLC to Virgin Mobile USA, Inc. in August 2008, HELIO’s results of operations have been classified as discontinued operations. We and SK Communications Co., Ltd., one of our subsidiaries, sold the Spicus division, a telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures, in August 2009 and sold Etoos Co., Ltd. to Cheong Sol in October 2009. In addition, we sold shares of iHQ, Inc. in April and July 2010 and liquidated SK-KTB Music Investment Fund in October 2010. Operating revenue, operating expenses, operating income and income before income taxes and minority interest for the years ended December 31, 2006, 2007, 2008 and 2009 have been revised to exclude results of operations of HELIO, the Spicus division, Etoos, iHQ, Inc. and SK-KTB Music Investment Fund.

(3)	As of January 1, 2007, we adopted Statements of Korean Accounting Standards, or SKAS No. 25. Pursuant to adoption of SKAS No. 25, net income is allocated to equity holders of the parent and minority interest. In addition, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. The consolidated statement of income for the year ended December 31, 2006 has been reclassified in accordance with SKAS No. 25.

(4)	Adjusted to retroactively reflect our acquisition of an additional 38.7% equity stake in SK Broadband in March 2008, increasing our total equity interest in SK Broadband to 43.4%. According to revised Accounting Standard Codification Topic 810 “Consolidation,” net income (loss) attributable to the non-controlling interest is included in net income. The net loss attributable to the non-controlling interest for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 was Won (4.1 billion), Won (54.3 billion), Won (121.1 billion), Won (123.0 billion) and Won (128.5 billion), respectively.

(5)	Net income per share attributable to SK Telecom is calculated by dividing net income attributable to SK Telecom by the weighted average number of shares outstanding during the period. Diluted net income per share attributable to SK Telecom is calculated by dividing net income adjusted for dilution by potential dilutive weighted average number of shares outstanding during the period, taking into account the issuance of convertible bonds.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rate of Won 929.6 to US$1.00 as of December 31, 2006, Won 938.2 to US$1.00 as of December 31, 2007, Won 1,257.5 to US$1.00 as of December 31, 2008, Won 1,167.6 to US$1.00 as of December 31, 2009

and Won 1,138.9 to US$1.00 as of December 31, 2010, the rates of exchange permitted under Korean GAAP as of those dates. See note 2(u) of the notes to our consolidated financial statements.

(8)	EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA as used here is a non-GAAP measure and is commonly used in the telecommunications industry to analyze companies on the basis of operating performance. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. We use EBITDA as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. EBITDA under U.S. GAAP is computed using interest income, interest expense, depreciation, amortization and income taxes under U.S. GAAP, which may differ from Korean GAAP for these items.

(9)	Consists of investments in property, plant and equipment. Under U.S. GAAP, interest costs incurred during the period required to complete an asset or ready an asset for its intended use are capitalized based on the interest rates a company pays on its outstanding borrowings. Under Korean GAAP, such interest costs are expensed as incurred.

(10)	Includes donations to Korean research institutes and educational organizations. See “Item 5.C. Research and Development”.

(11)	Cash flow activities from discontinued operation for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been excluded.

(12)	Operating revenue and operating income used in the calculation of these ratios exclude the operating revenue and operating income from the discontinued operation, but include the operating revenue and operating income of newly-consolidated subsidiaries prior to the date of consolidation.

(13)	Population estimates based on historical data published by the National Statistical Office of Korea.

(14)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(15)	Includes regular employees and temporary employees. The number of employees as of December 31, 2010 includes employees of Service Ace Co., Ltd., Service Top Co., Ltd., and Network O&S Co., Ltd., our wholly-owned subsidiaries established in 2010, who were previously employed by third-party outsourcing companies. See “Item 6.D. Employees”.

(16)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

(17)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(18)	The average monthly revenue per subscriber excludes interconnection revenue and is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. Including interconnection revenue, average monthly revenue per subscriber was Won 44,599 for 2006, Won 44,416 for 2007, Won 43,016 for 2008, Won 42,469 for 2009 and Won 41,374 for 2010.

(19)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to the next generation service, such as CDMA 1xEV/ DO or WCDMA, by terminating their service and opening a new subscriber account.

As a measure of our operating performance, we believe that the most directly comparable U.S. and Korean GAAP measure to EBITDA is net income. The following table reconciles our net income under Korean GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2010.

	As of or for the Year Ended December 31,
	2006		2007		2008		2009		2010		2010*
	(In billions of Won and millions of dollars)

Korean GAAP:
Net Income	~~W~~	1,449.6	~~W~~	1,562.3	~~W~~	972.3	~~W~~	1,055.6	~~W~~	1,297.2	$1,147.4
LESS: Interest income(1)		(79.2)		(92.6)		(128.7)		(186.4)		(234.8)	(207.7)
ADD: Interest expense(1)		237.8		234.0		337.9		439.9		396.5	350.7
Taxes(1)		571.9		695.6		188.9		359.3		404.3	357.6
Depreciation and		1,701.1		1,970.8		2,639.5		2,594.1		2,866.3	2,535.2
Amortization(1)
EBITDA	~~W~~	3,881.2	~~W~~	4,370.1	~~W~~	4,009.9	~~W~~	4,262.5	~~W~~	4,729.5	$4,183.2

*	The translation into Dollars was made at the rate of Won 1,130.6 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	In accordance with SKAS No. 25, which we adopted in 2007, when a subsidiary is purchased during the fiscal year, the subsidiary’s statement of income is included in consolidation as though it had been acquired at the beginning of the fiscal year, and pre-acquisition earnings are presented as a separate deduction within the consolidated statements of income. For purposes of reconciling net income under Korean GAAP with EBITDA, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007, 2008, 2009 and 2010 shown in the table above exclude, with respect to subsidiaries newly consolidated in 2007, 2008, 2009 or 2010 the income earned and expense incurred by such subsidiaries prior to the date of consolidation. In addition, interest income, interest expense, taxes and depreciation and amortization amounts for 2006, 2007, 2008, 2009 and 2010 shown in the table above include income earned and expense incurred from discontinued operations. As a result, the interest income, interest expense, taxes and depreciation and amortization amounts for 2007, 2008, 2009 and 2010 that appear in the table above differ from those set forth in our consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2007, 2008, 2009 and 2010, respectively.

The following table reconciles our net income under U.S. GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2010.

	As of or for the Year Ended December 31,
	2006		2007		2008		2009		2010		2010*
	(In billions of Won and millions of dollars)

U.S. GAAP:
Net Income(1)	~~W~~	1,876.4	~~W~~	1,451.1	~~W~~	951.7	~~W~~	1,356.7	~~W~~	1,396.6	$1,235.3
LESS: Interest income(2)		(85.9)		(97.7)		(125.4)		(207.4)		(225.0)	(199.0)
ADD: Interest expense(2)		240.4		202.7		233.5		374.3		339.3	300.1
Taxes(2)		686.7		576.7		161.9		486.7		389.1	344.3
Depreciation and Amortization(2)		1,810.1		1,776.7		1,925.0		2,145.3		2,713.4	2,400.0
EBITDA(1)	~~W~~	4,527.7	~~W~~	3,909.5	~~W~~	3,146.7	~~W~~	4,155.6	~~W~~	4,613.4	$4,080.7

*	The translation into Dollars was made at the rate of Won 1,130.6 to US$1.00. See note 2(a) of the notes to our consolidated financial statements.

(1)	Adjusted to retroactively reflect our acquisition of an additional 38.7% equity stake in SK Broadband in March 2008, increasing our total equity interest in SK Broadband to 43.4%.

(2)	Interest income, interest expense, taxes and depreciation and amortization amounts for 2006, 2007, 2008, 2009 and 2010 shown in the table above include income earned and expense incurred from discontinued operations.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

	At End of	Average
Year Ended December 31,	Period	Rate(1)	High	Low
	(Won per US$1.00)

2006	930.0	954.3	1,002.9	913.7
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0

	Past Six Months
	High	Low
	(Won per US$1.00)

December 2010	1,155.2	1,130.0
January 2011	1,128.1	1,111.0
February 2011	1,130.6	1,100.9
March 2011	1,135.6	1,097.3
April 2011	1,091.8	1,068.4
May 2011	1,101.6	1,065.5
June 2011 (through June 24)	1,091.2	1,073.9

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On June 24, 2011, the noon buying rate was Won 1,078.7 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our business. The collective market share of these providers amounts to approximately 49.4%, in terms of numbers of wireless service subscribers, as of December 31, 2010. Since 2000, there has also been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors, including the merger of KT Freetel Co., Ltd., or KTF, one of our principal wireless competitors before the merger, into KT Corporation, or KT, Korea’s principal fixed-line operator, in June 2009 and the merger in January 2010 of LG DACOM Corporation and LG Powercomm Co., Ltd. into LG Telecom Co., Ltd., which subsequently changed its name to LG Uplus Corp., or LG U+. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. In addition, our broadband Internet access service provided through SK Broadband competes with other providers of Internet access services, including KT, LG U+, and cable companies, and our fixed-line telephone service provided through SK Broadband competes with KT, as well as providers of voice over Internet protocol, or VoIP, services. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our current competitors to offer more competitive services and could harm our business and results of operations.

Continued competition from the other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2010, the churn rate in our wireless business ranged from 2.3% to 3.1%, with an average churn rate of 2.7%, compared to an average churn rate of 2.7% in 2009. Intensification of competition in the future may cause our churn rates to increase. The increased competition may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

However, on May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations.

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

In 2007, the KCC introduced certain regulations to allow telecommunication service providers to bundle their services as well as allow our competitors to employ services provided by us so that they can offer similar discounted package services. Competition intensified as licensed transmission service providers were permitted to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. Moreover, beginning in September 2010, we are required to lease our networks to a mobile virtual network operator, or MVNO, at such MVNO’s request, at a rate mutually agreed upon that complies with the standards set by the KCC. An MVNO has commenced providing wireless data services in March 2011 and we expect that a few additional MVNOs will commence providing wireless telecommunications services using the networks leased from us beginning in the second half of 2011. For more detailed discussion of the Government’s rate regulations, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. In addition, Korea Mobile Internet, or KMI, announced in 2010 a plan to enter the wireless telecommunications market as a fourth telecommunication service provider in Korea and provide wireless Internet and mobile VoIP services based on the wireless broadband Internet, or WiBro, technologies. While the KCC rejected KMI’s application for a license to provide wireless services in February 2011 based on its insufficient technological and financial capabilities, among other factors, KMI may reapply after amending its application. We believe the introduction of bundled services and the entrance of MVNOs and KMI into the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from basic code division multiple access, or CDMA, network to wide-band code division multiple access, or WCDMA, which is the 3G technology implemented by us. Our WCDMA network currently supports more advanced high-speed uplink packet access, or HSUPA, technology, as well as evolved high speed packet access, or HSPA+, technology. We are currently building more advanced networks based on long term evolution, or LTE, technology, which is generally referred to as a 4G technology, with a goal of commencing commercial LTE services by July 2011. The more successful introduction of a 4G network by a competitor, including better market acceptance of a competitor’s 4G-based services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 4G network or our other businesses.

In March 2005, we obtained a license from the MIC to provide WiBro services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2010, we have extended WiBro service to hot zone areas in 84 cities throughout Korea. In 2011, we plan to further expand WiBro service to more extensive hot zone areas in the 84 cities. Beyond 2011, our WiBro expansion plans will depend, in part, on subscriber demand for WiBro services. As the implementation of WiBro service in Korea is relatively new, we cannot assure you that there will continue to be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

Our business could also be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner.

Implementation of WiBro and LTE technologies has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop and launch our WiBro and LTE services. In 2010, we spent Won 119.9 billion in capital expenditures to build and expand our WiBro network. In 2011, we plan to spend approximately Won 34 billion to expand our WiBro network and may make further capital investments related to our WiBro service in the future. We also plan to invest in developing and building our LTE networks in 2011. Our WiBro and LTE-related investment plans are subject to change, and will depend, in part, on market demand for WiBro and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for our WiBro and LTE services, as a result of competition or otherwise, to permit us to recoup or profit from our WiBro and LTE-related capital investments. KT commercially launched its WiBro service in 2006 and announced its plan to commence its commercial LTE service in early 2012, while LG U+ announced its plan to commence its commercial LTE service in July 2011. The more successful operation of WiBro and LTE networks by KT, LG U+ or another competitor, including better market acceptance of a competitor’s WiBro and LTE services, could also materially and adversely affect our business.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

As a part of our growth strategy, we plan to selectively seek business opportunities abroad. In May 2006 our subsidiary, HELIO, LLC, launched cellular voice and data services across the United States. In August 2008, together with EarthLink Inc., our joint venture partner in HELIO, we sold our equity interest in HELIO to Virgin Mobile USA, Inc., in exchange for an equity stake in Virgin Mobile USA, Inc. In November 2009, we sold our equity interest in Virgin Mobile USA, Inc. to Sprint Nextel Corporation in connection with the merger of Virgin Mobile USA, Inc. with and into Sprint Nextel Corporation, in exchange for a 0.6% equity interest in Sprint Nextel Corporation. In 2010, we sold all of the shares of Sprint Nextel Corporation held by us. In connection with our investment in HELIO, we have recognized a cumulative loss of Won 355 billion through the end of 2010. See “Item 4.B. Business Overview — Our Business Strategy — Global Business — United States” for more information regarding our investments in HELIO and Virgin Mobile USA, Inc. We continue to seek other opportunities to expand our business abroad, particularly in Asia and the United States, as such opportunities present themselves. These global businesses may require further investment from us. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Our Services — Global Business”.

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses. Entering into new businesses and regions in which we have limited experience may require us to make substantial investments, and despite such investments, we may still be unsuccessful in these efforts to expand and diversify. We might not be able to recoup or profit from our investments in new businesses and regions. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

We may fail to successfully integrate our new acquisitions and joint ventures and may fail to realize the anticipated benefits.

We have pursued convergence growth opportunities. For example, in 2008 and 2009, we acquired an additional equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for an aggregate purchase price of approximately Won 1.45 trillion and currently hold a 50.6% equity stake in the company. In February 2010, we acquired a 49% equity stake in Hana SK Card Co., Ltd. for the purchase price of Won 402 billion in order to provide cross-over services between telecommunication and finance. In September 2009, we also acquired the leased-line business of SK Networks Co., Ltd. for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. While we are hoping to benefit from a range of synergies from the acquisitions, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to integrate our new businesses and may fail to realize the expected benefits in the near term, or at all.

In particular, we may experience difficulties in operating SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services, and we may be unsuccessful in retaining SK Broadband’s existing customers. Since April 2008, customers of SK Broadband have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the

Korea Trade Commission. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. As of March 31, 2011, the number of plaintiffs was 23,930 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.1 billion. For more information regarding this lawsuit, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — SK Broadband Litigation”.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the KCC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2010 was approximately 103.9%, which is high compared to many industrialized countries. Therefore, the penetration rates for wireless telecommunications service in Korea will not grow significantly. As a result of the already high penetration rates in Korea for wireless services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. According to the KCC’s final plan announced in February 2010, the amount of spectrum in the 800 MHz band allocated to us will be reduced to 2 x 15 MHz of spectrum beginning in July 2011 from the current 2 x 22.5 MHz. Instead, we have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. We currently use our CDMA and WCDMA technologies to provide nationwide services to our subscribers.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has recently been a major factor for the high utilization of our bandwidth. This trend has been offset in part by the implementation of CDMA 1xEV-DO upgrades to our CDMA network and, more recently, the completion of our HSDPA-capable WCDMA network, which both enable more efficient usage of our bandwidth than was possible on our basic CDMA network. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless services. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business.

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

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,316.5 billion for capital expenditures in 2010 and we expect to spend a similar amount for capital expenditures in 2011 for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments to build our LTE network, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. In 2011, we plan to continue HSUPA and HSPA+ upgrades to our WCDMA network and expand our WiBro service to more extensive “hot zone” areas in 84 cities, as well as introduce LTE service by July 2011. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources”

As of December 31, 2010, we had approximately Won 2,392.5 billion in contractual payment obligations due in 2011, almost all of which involve repayment of debt obligations. See “Item 5.F. Tabular Disclosure of Contractual Obligations”.

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

We purchase wireless network equipment from a small number of suppliers. To date, we have purchased substantially all of the equipment for our CDMA network from Samsung Electronics and substantially all of the equipment for our WCDMA network, including the software and firmware used to upgrade our WCDMA network, from Samsung Electronics and LG Ericsson. In addition, to date, we have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We plan to purchase substantially all of the equipment for our LTE network from Samsung Electronics, LG Ericsson and Nokia Siemens Networks. We believe Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in maintenance and upkeep of the CDMA and WCDMA networks, as well as unanticipated increased costs in the planned expansion of our WiBro and LTE network. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

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

Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Although we consider our relations with our employees to be good, there can be no assurance that we will be able to maintain such a working relationship with our employees and will not experience labor disputes resulting from disagreements with the labor union in the future.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation. The KCC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some tariff reductions in response to KCC recommendations. After discussions with the KCC, in November 2009, we adopted various tariff reduction measures, including a reduction of the initial subscription fee by 27% and an increase in discounts for long-term subscribers. In March 2010, we also began to charge voice calls on a per-second basis, which has the effect of reducing the usage charges compared with the previous system of charging per ten seconds. After discussions with the KCC, in June 2011, we announced further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of customized fixed rate plans for smartphone users.

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

Furthermore, the Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. In February 2010, the KCC announced its final plan to reallocate the spectrum of frequencies among us, KT and LG U+. In addition, in June 2011 the KCC announced its plan to sell 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation”. While we do not believe the reallocation of spectrum will materially impact our ability to maintain sufficient bandwidth capacity, the reallocation and new allocation of the spectrum to our existing or new competitors could increase competition among wireless service providers, which may have an adverse effect on our business.

Pursuant to recent amendments to the Telecommunications Business Act, which became effective as of September 23, 2010, certain mobile network operators designated by the KCC, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. An MVNO has commenced providing wireless data services in March 2011 and we expect that a few additional MVNOs will commence providing wireless telecommunications services using the networks leased from us beginning in the second half of 2011. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Our interconnection arrangements, including the interconnection rates we pay and interconnection rates we charge, affect our revenues and operating results. The KCC determines the basic framework for interconnection arrangements, including interconnection policies relating to interconnection rates in Korea, and the KCC has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the KCC’s interconnection policies. See “Item 4.B. Business Overview — Interconnection — Domestic Calls”.

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

In addition, the KCC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the KCC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the KCC could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses, including our WCDMA and WiBro licenses.

We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The KCC endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We are currently designated by the KCC as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the KCC to raise our existing rates or introduce new rates. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”. We could also be required by the KCC to charge higher usage rates than our competitors for future services. In addition, we were required to introduce number portability earlier than our competitors, KT and LG U+.

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

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. In May 2011, the International Agency for Research on Cancer (“IARC”) announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC is part of the World Health Organization that conducts research on the causes of human cancer and the mechanisms of carcinogenesis, and aims to develop scientific strategies for cancer control. We cannot assure you that these health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on our business by reducing our number of subscribers or our usage per subscriber.

A global or Korean economic downturn may have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of the common shares and American Depositary Shares (“ADSs”) to decline.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. The overall impact of these legislative and regulatory efforts on the global financial markets continues to be uncertain, and they may not have the intended stabilizing effects.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. Adverse global and Korean economic conditions may lead to overall decline and volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. Increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically may lead many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operations. Major market disruptions and adverse changes in economic conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict future changes in economic conditions. Adverse developments in the global or Korean economies or financial markets may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of the common shares and ADSs.

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

Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX KOSPI Market of the Korea Exchange, or the KRX KOSPI Market. These fluctuations also will affect:

•	the amounts a registered holder or beneficial owner of ADSs will receive from the American Depositary Receipt (“ADR”) depositary in respect of dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of the common shares; and

•	the secondary market price of the ADSs.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition, results of operations and cash flows.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the free trade agreements with the United States and the European Union;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake and tsunami in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake);

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The government formally accused North Korea of causing the sinking in May 2010, and North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between Korea and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. Korea responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political stability in the region. In September 2010, Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, named Kim Jong-un, his third son who is reported to be in his twenties, as the vice chairman of the Central Military Commission and the general of the North Korean army. Although Kim Jong-il has designated his son to be his successor, the implementation of the succession plan remains uncertain. North Korea’s economy also faces severe challenges. In November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. Such developments may further aggravate social and political tensions within North Korea.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by Korea. In President Lee Myung Bak’s national address in August 2010, he suggested the possible adoption of a reunification tax in order to prepare for the long-term economic burden associated with reunification. Such discussions on reunification are preliminary, and it has not been decided whether or when such tax would be implemented. If a reunification tax is implemented, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Korean economy. In addition, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

The Telecommunications Business Act currently sets a 49% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of December 31, 2010, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2010, which we believe was 49.0%) would exceed the 49% ceiling on foreign shareholding. As of December 31, 2010, a foreign investment fund and its related parties collectively held a 3.1% stake in SK Holdings. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

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

In April 2009, we sold US$332.5 million in 1.75% convertible notes due 2014, all of which currently remain outstanding. As of June 1, 2011, these convertible notes were convertible by the holders into shares of our common stock at the rate of Won 211,271 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock or ADSs upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

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

As of December 31, 2010, SK Holdings owned 23.22% of our total issued common stock and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock represented by ADSs, which was 24,321,893 shares as of June 1, 2011, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As of December 31, 2010, we had approximately 25.7 million wireless subscribers throughout Korea, of which 23.8 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of
December 31, 2010, our share of the Korean wireless market was approximately 50.6%, based on number of subscribers, according to the KCC.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In September 2009, we acquired additional shares of SK Broadband’s common stock, increasing our equity stake to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV, or IP TV, services, as well as fixed-line telephone services. As of December 31, 2010, we had approximately 4.0 million broadband Internet access subscribers and 3.8 million fixed-line telephone subscribers (including subscribers to VoIP services).

In September 2009, we completed the acquisition of leased-line business and related ancillary businesses of SK Networks for approximately Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. Historically, we have relied on KT and SK Networks to provide a substantial majority of the transmission lines we lease.

On June 1, 2011, we had a market capitalization of approximately Won 12.9 trillion (US$12.0 billion, as translated at the noon buying rate of June 1, 2011) or approximately 1.08% of the total market capitalization on the KRX KOSPI Market, making us the 19th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

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

Korean Telecommunications Industry

Established in March 1984, we became the first wireless telecommunications service provider in Korea. We remained the sole provider of wireless telecommunications services until April 1996, when Shinsegi commenced cellular service. The Government began to introduce competition into the fixed-line and wireless telecommunications services markets in the early 1990’s. During this period, the Government allowed new competitors to enter the fixed-line sector, sold a controlling stake in us to the SK Group, and granted a cellular license to our first competitor, Shinsegi. In October 1997, three additional companies, KTF, LG Telecom and Hansol PCS, began providing wireless services under Government licenses to provide wireless telecommunications services.

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4.B. Business Overview — Competition”.

There are currently three providers of wireless voice telecommunications services in Korea: our company, KT (into which KTF merged) and LG U+ (formerly, LG Telecom). According to the KCC, as of December 31, 2010, the market share of the Korean wireless telecommunications market in terms of number of subscribers of KT and LG U+ was 31.6% and 17.8%, respectively (compared to our market share of 50.6%).

In December 2000, the MIC awarded to two companies the right to receive a license to provide 3G services using WCDMA, an extension of the Global System for Mobile Communication standard for wireless telecommunications, which is globally the most widely used wireless technology. These rights were awarded to two consortia of companies, one led by our former subsidiary, SK IMT Co., Ltd., and the other to a consortium that included KT. SK IMT Co., Ltd. was merged into us on May 1, 2004. The right to acquire an additional license to operate a network using CDMA2000 technology was awarded to LG Telecom in August 2001, but was later revoked in July 2006.

A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LG Telecom. From July 2004, a two-way MNP was implemented so that KTF subscribers could transfer to us and LG Telecom. A three-way MNP has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2008, 2009 and 2010, approximately 3.0 million, 3.0 million and 3.6 million, respectively, of our subscribers migrated to our competitors. Approximately 0.6 million, 1.1 million and 1.3 million of LG U+’s subscribers in 2008, 2009 and 2010, respectively, and approximately 2.5 million, 2.0 million and 2.4 million of KT’s subscribers in 2008, 2009 and 2010, respectively, migrated to our service.

In January 2005, the Government granted each of KT and us a license to offer WiBro service. Both KT and we are currently expanding the coverage area of WiBro services.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 39.4 lines per 100 population as of December 31, 2010, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 103.9 subscribers per 100 population as of December 31, 2010. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands, except for per population amounts)

Population of Korea(1)	48,297	48,456	48,607	48,747	48,875
Wireless Subscribers(2)	40,197	43,498	45,607	47,944	50,767
Wireless Subscribers per 100 Population	83.2	89.8	93.8	98.4	103.9
Telephone Lines in Service(2)	23,119	23,130	22,132	20,090	19,273
Telephone Lines per 100 Population	47.9	47.7	45.5	41.2	39.4

(1)	Source: National Statistical Office of Korea.

(2)	Source: KCC.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 103.9% as of December 31, 2010 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 50.8 million as of December 31, 2010.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals.

As of December 31, 2010, approximately 48.1 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Number of Wireless Internet Enabled Handsets	38,894	41,598	42,740	46,301	48,085
Total Number of Wireless Subscribers	40,197	43,498	45,607	47,944	50,767
Penetration of Wireless Internet Enabled Handsets	96.8%	95.6%	93.7%	96.6%	94.7%

Source: KCC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency, or KISA, the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 37.0 million at the end of 2010, representing a 23.0% compound annual growth rate. From the end of 2005 to the end of 2010, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 17.2 million, representing a 7.2% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Number of Internet Users(1)	34,120	34,820	35,360	36,580	37,010
Number of Broadband Subscribers(2)	14,043	14,709	15,475	16,349	17,224

(1)	Source: KISA.

(2)	Source: KCC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections; and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We provide the following core services:

•	Cellular voice services. We provide wireless voice transmission services to our subscribers through our backbone cellular networks and also offer wireless global roaming services through service agreements with various foreign wireless telecommunications service providers. (Accordingly, while “cellular voice services” principally refer to our core wireless voice transmission services, they also comprise our wireless voice and data global roaming services.)

•	Wireless data services. We also provide wireless data transmission services, including wireless Internet access services, which allow subscribers to access a wide range of online digital contents and services, as well as to send and receive text and multimedia messages, using their mobile phones.

•	Broadband Internet and fixed-line telephone services. Through our consolidated subsidiary, SK Broadband, we provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services. Through SK Broadband, we also provide local, domestic long-distance and international long-distance fixed-line telephone services to residential and commercial subscribers. We currently own a 50.6% equity interest in SK Broadband following our acquisition of a 7.2% equity stake in the company in September 2009.

•	Digital convergence and new businesses. We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including 11th Street, an online shopping mall, and T Store, an online open marketplace for mobile applications, as well as “Telematics” service, which makes use of global positioning system, or GPS, technology. In addition, we engage in industry productivity enhancement, or IPE, business that provides customized business solutions and applications to corporate customers.

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

Our principal strategies are to:

•	Enhance the technical capabilities of our wireless networks to improve data transmission speed and service quality and to offer an increased range of services, including in connection with our development of new and advanced wireless technologies. We believe we have the most extensive and advanced wireless telecommunications network in Korea, and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network. We are currently further upgrading our WCDMA network to support HSUPA and HSPA+ technology and expanding the coverage area of our WiBro service, as well as introducing long term evolution, or LTE, service by July 2011. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, to introduce the latest wireless telecommunications products and services more quickly and to efficiently implement new wireless technologies as market opportunities arise.

•	Drive the growth of wireless Internet in Korea. In recent years, the Korean telecommunications industry has experienced significant growth in wireless Internet services as the number of smartphone users has increased rapidly. We plan to establish and maintain our leadership among smartphone users by securing a competitive smartphone line-up and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. We also intend to focus on developing differentiated services and various platforms in order to achieve our goal of leading the Korean smartphone market.

•	Offer a broad range of new and innovative wireless data contents and services. We plan to improve the service quality and expand the range of our wireless data contents and services, through NATE, with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or “m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers. We also intend to expand the operation of T Store, our online application store, by constructing an environment where outstanding developers can be nurtured and high-quality content can be produced.

•	Leverage our extensive network infrastructure, technical know-how and leading market position to exploit opportunities that arise from an increasingly convergent era in telecommunications and to pioneer new businesses. We believe that increasing convergence among communications technologies, as well as between the telecommunications sector and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure, know-how and extensive subscriber base provide a competitive advantage. We further believe that digital convergence will support demand for increasingly integrated products and services. We hope to create greater convergence opportunities across our various network platforms through various acquisitions, such as the acquisition of an equity stake in SK Broadband, Korea’s second largest fixed-line operator, or the acquisition of a leased-line business from SK Networks. We also plan to continue to improve our new convergence services, such as 11th Street, an online shopping mall, and T Store, an online open marketplace for mobile applications.

•	Pursue platform business and industry productivity enhancement business. We laid the foundation for our platform business in 2010 by expanding various platforms, including our T Store and MelOn music services, as well as establishing support systems for third-party content developers. We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. In addition, we plan to grow our industry productivity enhancement, or IPE, business division to generate greater value and growth for both us and our customers and partners around the globe. IPE is a concept that endeavors to provide customized value-added services such as applications and solutions to clients in different businesses based on the existing network infrastructure. Building on existing infrastructures, we anticipate that value-added services to business clients will generate greater revenues compared to the current B2B business model. Once we establish prototypes categorized by business and size of the business, we intend to expand and apply such IPE models to other businesses in the same field. We are in the process of working with various clients in finance, education, health, shopping and other areas.

•	Continue global expansion by seeking opportunities in overseas markets. We participate in various overseas markets and continue to seek opportunities to expand our global business. In light of the highly penetrated Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth.

Digital Cellular Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, a WCDMA network, a WiBro network and a Wi-Fi network. We are currently building our LTE network with a goal of commencing commercial LTE services by July 2011.

CDMA Network

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

In October 2000, we began offering wireless voice and data services on our CDMA2000 1X network. CDMA2000 1X is an advanced CDMA-based technology that allows transmission of data at speeds of up to 153.6 Kbps (compared to a maximum of 64 Kbps for our basic CDMA network). In the first half of 2002, we launched an upgrade of our CDMA2000 1X network to a more advanced technology called CDMA 1xEV-DO. CDMA 1xEV-DO is a CDMA-based technology, similar to CDMA2000 1X, but enables data to be transmitted at speeds of up to 2.4 Mbps. This higher transmission speed permits interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services. In 2004, we completed the full upgrade of our CDMA2000 1X network to CDMA 1xEV-DO technology.

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

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as “3.5G” technology. In March 2007, we completed nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99% of the Korean population. Our WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. In June 2007, we began HSUPA upgrades to our WCDMA network, which is currently in progress. HSUPA technology represents the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. We are also currently implementing upgrades to enable more evolved high speed packet access, or HSPA+, service. Our implementation of HSDPA, HSUPA and HSPA+ technology will allow us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. We also plan to continue enhancing our 3G service quality, including through the installation of additional small cell sites or cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources”.

WiBro Network

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

Wi-Fi Network

Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet at a speed faster than WCDMA or WiBro networks, while the service range of each Wi-Fi hot zone is smaller than that of WCDMA or WiBro networks. We started to build our Wi-Fi hot zones from 2010 and, as of March 31, 2011, we had more than 32,000 Wi-Fi hot zones in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi hot zone typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, including those installed at public transportation facilities and amusement parks, have much wider service areas. We plan to increase the number of Wi-Fi hot zones substantially, as well as provide Wi-Fi services in the 5GHz range, where the radio traffic is light, in order to reduce radio interference and increase speed.

LTE Network

We are currently building more advanced networks based on LTE technology, which is generally referred to as a 4G technology, with a goal of commencing commercial LTE services by July 2011. Several wireless carriers in the United States, Europe and Asia commenced LTE services in 2010 and 2011 and LTE technology is expected to be widely accepted globally as the standard 4G technology. LTE technology enables data to be transmitted at a speed faster than WCDMA or WiBro networks, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. We expect that the faster data transmission speed of the LTE network will allow us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We are building new access networks and evolved packet cores for our LTE network, while we plan to utilize our existing WCDMA network for other parts of our LTE network.

Network infrastructure

The principal components of our wireless networks are:

•	Cell sites, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•	Switching stations, which switch voice and data transmissions to their proper destinations, which may be, for instance, a mobile phone of one of our subscribers (for which transmissions would originate and terminate on our wireless networks), a mobile phone of a KT or LG U+ subscriber (for which transmissions would be routed to KT’s or LG U+’s wireless networks, as applicable), a fixed-line telephone number (for which calls would be routed to the public switched telephone network of a fixed-line network operator), an international number (for which calls would be routed to the network of a long distance service provider) or an Internet site; and

•	Transmission lines, which link cell sites to switching stations and switching stations with other switching stations.

As of December 31, 2010, our CDMA, WCDMA and WiBro networks had an aggregate of 17,483 cell sites.

We have purchased substantially all of the equipment for our CDMA network from Samsung Electronics and have purchased substantially all of the equipment for our WCDMA network, including the software and firmware used to upgrade our WCDMA network, from Samsung Electronics and LG Ericsson. We have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We plan to purchase substantially all of the equipment for our LTE network from Samsung Electronics, LG Ericsson and Nokia Siemens Networks.

Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we have leased lines from SK Networks, KT and, to a lesser extent, SK Broadband and LG U+. In September 2009, we acquired a leased-line business and related ancillary businesses from SK Networks for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.

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

To complement our basic voice transmission services, in recent years, we have begun to offer increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2010 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service, and services that alert subscribers when a dialed number that was engaged when first dialed is no longer engaged.

We also offer cellular global roaming services, branded as our “T-Roaming” service, through service agreements with various foreign wireless telecommunications service providers. Global roaming services allow subscribers traveling abroad to make and receive calls, often using their regular mobile phone numbers. Subscribers using EV-DO-and WCDMA-capable handsets are able to make and receive calls using their regular mobile phone number without changing their handsets. In addition, we provide global roaming service to foreigners traveling to Korea. In such cases, we generally receive a fee from the traveler’s local wireless service provider.

Our global roaming service is offered in three technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. We currently offer CDMA voice roaming services in 19 countries, GSM voice roaming services in 183 countries and WCDMA voice roaming services in 74 countries. In addition, we offer CDMA data roaming services in 9 countries, GSM data roaming services in 76 countries and WCDMA data roaming services in 72 countries. In 2010, approximately 7.6 million subscribers utilized our global roaming services.

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

We plan to take advantage of the efficiency of our wireless network in order to enable our clients to easily access the Internet. We are in the process of expanding and upgrading our main 3G network, as well as building an LTE network for commercialization by July 2011. We also continue to invest in our Wi-Fi network by, among other things, utilizing WiBro as a backhaul. We plan to increase the number of Wi-Fi hot zones substantially, as well as provide Wi-Fi services in the 5GHz range, where the radio traffic is light, in order to reduce radio interference and increase speed.

SMS and MMS Services. We provide wireless data communication services, including our basic short text message service, or SMS, which allows subscribers to send and receive short text messages to and from their mobile phones and other devices. SMS, which is also known as our “phone mail” service, continues to be one of our most popular data transmission services. In addition to text-only SMS, we also offer a multimedia message service, or MMS. MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA network, the implementation of WCDMA technology has significantly increased the quality, speed and range of our multimedia message services.

Wireless Internet Services. In addition to our wireless data communications services, we also offer our subscribers wireless access to the Internet, primarily through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our cellular network and the Internet. We also provide our smartphone subscribers with direct access to the Internet using mobile Internet technology. Through our NATE portal, subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. As of December 31, 2010, approximately 23.8 million, or 92.7%, of our subscribers owned Internet-enabled handsets capable of accessing our wireless Internet services.

•	Wireless Entertainment and Community Services: We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific portal sites that we operate, including:

•	MelOn, a music portal operated by our consolidated subsidiary, Loen Entertainment, Inc., that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones, smartphones, tablet computers and MP3 players, as well as fixed-line devices, such as personal computers. As of December 31, 2010, we had approximately 14.9 million subscribers to our MelOn service;

•	Gaming Services, which we offer subscribers through our NATE portal. For example, we offer a variety of multi-player, interactive mobile games, as well as animation-based mobile games. In addition, we also offer 3D mobile games that subscribers can download to mobile phones and other wireless devices equipped with a mobile gaming-specific chip;

•	Nate Movie, a movie portal, which provides subscribers access to a broad range of movie-related contents. As with our MelOn service, we operate an integrated wireless and fixed-line website, which subscribers can access using both wireless and fixed-line devices. Subscribers can also purchase movie tickets, check theater schedules and purchase video-on-demand contents through our Nate portal; and

•	Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our subsidiary, SK Communications Co., Ltd. For a more detailed description of the fixed-line Cyworld portal, see “— Other Products and Services — Other Portal Services — Community Portal Service”.

•	Wireless Financial and Commercial Services: We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial and commercial businesses include:

•	Moneta, a financial portal that allows subscribers to use their mobile phones to access an array of financial contents and services relating to securities trading, insurance, real estate and personal asset management;

•	T-cash, a mobile payment technology that allows subscribers to use their mobile phones to pay for public transportation fares in lieu of cash payment or pre-paid transportation cards and to make payments at certain affiliated stores. T-cash requires a WCDMA-capable handset with a built-in universal subscriber identity module, or USIM, card;

•	M-Banking, a banking portal, which provides access to certain electronic banking services operated by participating commercial banks, and, accordingly, enables subscribers to perform certain banking transactions, such as account inquiries, wire transfers and credit card payments, through their mobile phones;

•	11th Street, an online shopping mall that links wired and wireless shopping services. As of December 31, 2010, 11th Street had strengthened its position as one of the three biggest enterprises in its field. In 2011, we intend to continue to expand and reinforce our new businesses to capitalize on future commerce markets such as m-Commerce markets;

•	T Store, an online open marketplace for mobile applications. T Store is open to, and operates with, other open markets such as the Android market and manufacturers’ open markets. We plan to construct an environment where outstanding developers of mobile applications can be nurtured and high-quality content can be produced; and

•	Gifticon, a service that allows users to pay for and give gifts using their mobile phone. Payments are settled wirelessly and recipients are notified of their gifts by instant messaging or via our NATE data service.

•	Wireless News and Search Services: We offer our subscribers a range of wireless news and search services, including access to domestic and international news content, dictionary resources and real-time weather information. Subscribers can also search for and purchase books, DVD’s, CDs and lottery tickets, as well as download discount coupons for use at offline stores.

Broadband Internet and Fixed-line Telephone Services

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In 2009, we purchased additional shares of SK Broadband’s common stock, further increasing our equity interest to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services, as well as fixed-line telephone services and corporate data services.

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and its network covers 85% of households in Korea as of December 31, 2010. Its fixed-line telephone services comprise local, domestic long distance, international long distance and voice over Internet Protocol, or VoIP, services. VoIP is an advanced technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. For the year ended December 31, 2010, SK Broadband had revenues of Won 2,111.8 billion and net loss of Won 60.6 billion.

As of December 31, 2010, SK Broadband had approximately 4.0 million broadband Internet access subscribers. According to the KCC, its market share of Korean broadband Internet access subscribers was approximately 20.9%. Broadband Internet access services (including revenues from video-on-demand services) accounted for 52.4% of SK Broadband’s revenues for the year ended December 31, 2010.

As of December 31, 2010, SK Broadband had approximately 3.8 million fixed-line telephone subscribers (including subscribers to VoIP services). Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 27.3% of SK Broadband’s revenues for the year ended December 31, 2010.

In addition, through our 83.5% owned subsidiary, SK Telink Co., Ltd., we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephony service since February 2005. SK Telink also operates certain value-added domestic telephone services, including a “080” service that allows companies to establish “toll-free” customer service telephone hotlines, for which all call charges are paid by the company, as well as a “general corporate number” service that automatically routes calls made to a company’s general telephone number to the caller’s nearest local branch. SK Telink also provides satellite DMB service after its merger with TU Media in November 2010.

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

One of our recent efforts to pursue new opportunities in the convergence business area is our acquisition of an equity stake in SK Broadband, as described above. In order to solidify our presence in the fixed-mobile convergence marketplace, in September 2009, we also acquired the leased line business of SK Networks. We are hoping to continue to benefit from a range of synergies from these acquisitions, including by offering our customers bundled fixed-line, mobile telecommunications, broadband Internet and IP TV services. We also believe the acquisitions create opportunities to aggregate and broadcast digital content across various media platforms.

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd., a credit card and related services provider, for a total purchase price of Won 402 billion. As a result, we currently hold 49.0% of the total outstanding shares of Hana SK Card. We expect that this acquisition of shares will enable us to provide cross-over services between telecommunication and finance.

Our other convergence and new businesses include:

Platform Business.  We laid the foundation for our platform business in 2010 by expanding various platforms, including our T Store and MelOn music services, as well as establishing support systems for third-party content developers. We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. In addition, we plan to grow our industry productivity enhancement, or IPE, business division to generate greater value and growth for both us and our customers and partners around the globe. For a discussion of IPE, see “— Our Business Strategy.”

In May 2011 we announced our plan to spin off our platform business into a wholly-owned subsidiary in order to develop a management system and corporate culture that is suitable for the platform business and facilitate the expeditious execution of business strategies. Details of the spin-off plan have not been decided yet and the plan is subject to the final approval by our Board of Directors.

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

We launched a satellite DMB in March 2004. In October 2004, we granted the right to use the satellite DMB to our then-affiliate, TU Media, which began to provide commercial satellite DMB services in May 2005. In February 2007, we purchased 4,615,798 new shares of TU Media for Won 32.4 billion, increasing our equity interest to 32.7%. Following this equity investment, TU Media became our consolidated subsidiary. In March 2008, we made an additional Won 55.0 billion capital contribution to TU Media, increasing our equity interest to 44.2%. In November 2010, TU Media merged with and into SK Telink Co., Ltd., our consolidated subsidiary. SK Telink is currently Korea’s sole operator of satellite DMB services. SK Telink currently offers a range of broadcast content including education, games, drama, music, news and culture over more than 35 channels, including TUBOX, a pay-per-view movie channel that broadcasts movies before their DVD release. As of December 31, 2010, SK Telink had more than 1.8 million subscribers to its satellite DMB services.

Telematics Service.  In February 2002, we introduced a Telematics service called T-Map Navigation. T-Map Navigation is an interactive navigation service that uses GPS technology and our NATE platform to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices, including vehicle-mounted devices and portable handsets.

We believe that Telematics also creates opportunities for synergy between mobile telecommunications and other industries. Under an agreement entered into in October 2010 with Renault Samsung Motors and Samsung Electronics, we are co-developing a customized Telematics system to provide T-Map Navigation service in Renault Samsung vehicles. We have also agreed with Fine Digital Inc., the second largest producer of navigation devices in Korea, to provide T-Map Navigation services through navigation devices manufactured by it. The implementation of more advanced 3G transmission technologies has also facilitated the increased integration of our wireless platforms customized for vehicular use and, in particular, created synergies between our Telematics services and satellite DMB broadcasting services. We offer bundled Telematics and satellite DMB broadcasting services through a single, integrated vehicle-mounted device.

Portal Services.

•	Fixed-line NATE portal service. Our subsidiary, SK Communications, offers a fixed-line portal service under our “NATE” brand name and at the website www.NATE.com. NATE.com includes information and content formerly offered under our Netsgo brand as well as the content and services formerly available on Lycos Korea, which our subsidiary, SK Communications, acquired in 2002. NATE.com offers a wide variety of content and services, including an Internet search engine, as well as access to free e-mail accounts. SK Communications also operates NATE-ON, an instant messaging service available to NATE users. NATE-ON allows users to chat online using a variety of wireless, as well as wired, devices, such as mobile phones, personal digital assistants and portable computers.

•	Community Portal Service. “Cyworld”, also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where users can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. We have also sought to expand our global reach by launching Cyworld service in overseas markets, including China. While retaining many aspects of the original Korean version that make Cyworld unique among social networking sites, we have redesigned foreign versions of Cyworld to make it more appealing to local audiences. As of December 31, 2010, our Cyworld portal service had over 80 million registered users globally, including 25 million in Korea and 55 million in China. In March 2004, we launched “Mobile Cyworld”, allowing wireless subscribers to access the Cyworld portal community site through their cellular phones. In September 2009, we launched an application store on Cyworld.

In November 2007, SK Communications merged with Empas Corp., an Internet search engine and portal site. We believe the merger created valuable convergence synergies among our NATE, Cyworld and Empas services. In 2009, we integrated the Cyworld website into Nate.com, and the search traffic on Nate.com has grown substantially following the integration.

Global Business

We participate in various overseas markets and continue to seek opportunities to expand our global business.

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

In connection with the sale of HELIO, we and the Virgin Group each invested US$25 million of equity capital in Virgin Mobile USA, Inc. in exchange for mandatory convertible preferred stock, convertible into Virgin Mobile

USA, Inc.’s Class A common stock. On November 24, 2009, Virgin Mobile USA, Inc. merged with Sprint Nextel Corporation. Pursuant to the terms of the merger, all of the shares of Class A common stock owned by us, including Class A common stock issuable upon conversion of the preferred stock, were converted into the right to receive shares of series 1 voting common stock of Sprint Nextel Corporation. We received 1.2279 shares of such series 1 voting common stock of Sprint Nextel Corporation per one share of Class A common stock of Virgin Mobile USA, Inc. and cash in lieu of fractional shares. In 2010, we sold all of the shares of Sprint Nextel Corporation held by us.

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

In July 2004, we, through our subsidiary U-Land Company Ltd., acquired ViaTech, an Internet portal service and mobile content provider in China, to enhance our wireless Internet content and expand our service area. Through ViaTech, we offer a Chinese-language version of Cyworld to users in China. ViaTech had more than 55 million registered users of Cyworld as of December 31, 2010.

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

In February 2008, through our wholly-owned Chinese subsidiary, SK Telecom China Holding Company, we invested US$15.6 million to acquire a 65.5% equity interest in Shenzhen E-eye High Tech Co., Ltd., a global positioning system service company in China. In 2009, Shenzhen E-eye High Tech and SK Marketing & Company established a joint venture to provide telematics services in Beijing, Shanghai and Shenzhen. We believe the acquisition of Shenzhen E-eye High Tech allows us to leverage opportunities created by the rapidly growing telematics market in China.

In March 2008, we acquired a 42.2% equity interest in TR Music, a major record label in China, for US$10.7 million. In addition, in May 2008 we invested US$7.8 million to acquire a 30.0% equity interest in Magic Tech Network, a Hong Kong company that develops and publishes online games in China.

In August 2010, we set up a joint venture with China Railway No. 2 Engineering Group to build and run a smart city system at Jinma Smart City Project in Chengdu, China. The joint venture was founded with Won 2.8 billion of capital, with 60% and 40% of its shares owned by us and China Railway No. 2 Engineering Group, respectively.

Mongolia.  In July 1999, we acquired a 27.8% equity interest in Skytel Co., Ltd., Mongolia’s second-largest cellular service provider, by providing approximately Won 1.5 billion worth of analog infrastructure. We, together with Skytel, have been providing cellular service in Mongolia since July 1999, and CDMA service since February 2001. In April 2001, we completed installation of the equipment necessary to provide WAP service. In December 2002, we increased our equity interest in Skytel to 28.6% through the subscription of newly issued common shares in return for an additional investment of approximately US$500,000. In 2010, we reduced our equity interest in Skytel to 17.0% by selling 820,943 shares and sold the remaining shares in January 2011.

Malaysia.  In July 2010, we acquired a 27.2% equity interest in Packet One Network, or P1, a Malaysian 4G WiMAX Telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we announced in May 2011 our plan to make an additional investment of MYR50 million (approximately US$16.3 million) pro rata to our ownership interest. P1 is the first WiMAX service provider in the country which has established itself as the market leader in high-speed wireless broadband services. We also consider such investment in P1 as groundwork for our IPE business expansion abroad and expect the strategic relationship with P1 to create powerful synergies, attracting potential IPE customers and business partners in the process.

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

Revenues, Rates and Subscription Deposits

Our wireless revenues are generated principally from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and interconnection revenue. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of or for the Year Ended December 31,
	2008		2009		2010
	(In billions of Won)

Initial Subscription Fees	~~W~~	400.2	~~W~~	403.8	~~W~~	326.2
Monthly Fees		4,348.0		4,945.0		5,453.6
Usage Charges(1)		5,654.9		5,385.6		5,277.5
Interconnection Revenue		1,149.2		1,158.0		1,141.2
Revenue from Sales of Digital Handsets		—		185.3		534.4
Other Cellular Revenue(2)		26.8		13.9		105.8
Total	~~W~~	11,579.1	~~W~~	12,091.6	~~W~~	12,838.7
Additional Subscription Deposits	~~W~~	2.7	~~W~~	2.7	~~W~~	2.4
Refunded Subscription Deposits		4.3		2.1		2.6
Subscription Deposits at Period End		4.8		5.4		5.2

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as international charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

We charge our new customers an initial subscription fee for initial connection and service activation. In addition to the initial subscription fee, we require our customers to pay monthly plan-based fees, usage charges for outgoing voice calls and usage charges for wireless data services. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection”. Monthly plan-based fees for some plans include free airtime and/or discounts for designated calling numbers. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office, or at any of our authorized dealers.

We offer a variety of differentiated Standard Rate Plans that are designed to meet a wide range of subscriber needs and interests. Popular Standard Rate Plans include our couples discount plan, region discount plan and friends and family discount plan. The basic monthly fee for our Standard Rate Plans ranges from Won 10,000 to Won 110,000. We also offer fixed rate plans to smartphone users with flat rates ranging from Won 35,000 to Won 95,000 per month.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•	Data Plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer various Data Plans that provide wireless data services for monthly fees ranging from Won 3,500 to Won 22,500.

•	Videoconferencing Plans, for subscribers to our 3G services, which we provide primarily using our WCDMA and CDMA EV-DO network. The basic monthly fee for our Videoconferencing Plans ranges between Won 3,500 and Won 9,000.

The KCC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some tariff reductions in response to KCC recommendations. We began to provide Caller ID service to customers free of charge commencing January 1, 2006. In January 2007, we reduced our usage fees for wireless Internet services by 30% and in October 2007 we began providing a 50% discount on usage fees between our subscribers for a fixed payment of Won 2,500 per month. In addition, in January 2008 we reduced our SMS usage charges from Won 30 per message to Won 20 per message. In March 2008, we reduced usage charges for voice calls between family members by 50%. In November 2009, we also adopted various tariff reduction measures, including a reduction of the initial subscription fee from Won 50,000 to Won 36,000 and an increase in discounts for long-term subscribers. In March 2010, we began to charge voice calls on a per-second basis, rather than per ten seconds as previously charged, and effectively reduced the usage charges. In June 2011, we announced further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of SMS usage charges up to 50 messages per month and the introduction of flexible service plans for smartphone users. See “Item 5.A. Operating Results — Overview”.

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

We offer wireless Internet access services to our subscribers through NATE or, in the case of smartphone users, directly using mobile Internet technology. Our subscribers may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets or unlimited amount of data for certain monthly plans with higher monthly fees, or may elect to pay on a variable, usage basis. The data transmitted is measured in packets of 512 bytes. We charge Won 4.55 per text packet, Won 0.9 per multimedia packet for large volume data transfers, and Won 1.75 per multimedia packet for smaller volume data transfers. In addition, we charge subscribers for purchases of certain digital contents and for certain wireless services, such as m-commerce transaction services.

Until February 2007, we generally required new subscribers (other than certain corporate and Government subscribers) to pay a non-interest bearing subscription deposit of Won 200,000, which we utilized to offset a defaulting subscriber’s outstanding account balance. Since March 2007, we generally no longer require new subscribers to pay the subscription deposit. We refund the subscription deposit to any existing subscriber who had initially made a subscription deposit and later requests such subscription deposit to be refunded. As a result of the subscription insurance program and the termination of the subscription deposit requirement, we have refunded a substantial amount of subscription deposits, and subscription deposits decreased from Won 21.1 billion as of December 31, 2006 to Won 5.2 billion as of December 31, 2010. We do not expect to have to refund a significant amount of subscription deposits in the future, because we believe that most of our subscribers who wish to have the subscription deposit refunded have already done so.

Because we have been designated by the KCC as a “market dominant service provider”, any modification to our fees, charges or the terms and condition of our service, including promotional rates and subscription deposits, requires prior approval by the KCC; provided, however, that such pre-approval of the KCC is not required, if we are planning to reduce the rates for each type of services that we provide under the KCC-approved contractual terms.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 26.0 million wireless subscribers as of March 31, 2011, representing a market share of 50.6%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been due to many factors, including:

•	our expansion and technical enhancement of our networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as COLORing, wireless Internet services and various mobile applications; and

•	our acquisition of Shinsegi in January 2002.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2008	2009	2010

Wireless:
Subscribers	23,032,045	24,269,553	25,705,049
Subscribers Growth Rate	4.8%	5.4%	5.9%
Activations	8,493,340	8,821,695	9,651,343
Deactivations	7,429,464	7,284,187	8,215,847
Average Monthly Churn Rate(1)	2.7%	2.7%	2.7%
Broadband Internet:
Subscribers	3,543,669	3,846,597	4,001,907
Subscribers Growth Rate	(3.1)%	8.5%	4.0%
Fixed-line Telephone (including VoIP):
Subscribers	2,055,981	3,023,068	3,845,650
Subscribers Growth Rate	1.2%	47.0%	27.2%

(1)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to the next generation service, such as CDMA 1xEV/ DO or WCDMA, by terminating their service and opening a new subscriber account.

We had 25.7 million wireless subscribers as of December 31, 2010. For the year ended December 31, 2010, we had 9.7 million activations and 8.2 million deactivations, representing an average monthly churn rate of 2.7% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

Number Portability

Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system, in which a unique prefix was assigned to all the phone numbers of a specific network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. In January 2003, the MIC announced a plan to implement number portability with respect to wireless telecommunications services in Korea, allowing wireless subscribers to switch wireless service operators while retaining the same mobile phone number. As mandated by the MIC, we were the first wireless telecommunications provider to introduce number portability in January 1, 2004, allowing our customers to transfer their numbers to our competitors. Our competitors’ customers were not able to transfer their number to our service, however, until KT and LG Telecom introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to their original service provider without paying any penalties within 14 days of their initial transfer.

In 2008, 2009 and 2010, respectively, approximately 3.0 million, 3.0 million and 3.6 million subscribers switched their wireless telecommunications service provider from us to KT or LG U+ and approximately 3.1 million, 3.1 million and 3.7 million subscribers switched from KT or LG U+ to us.

In 2008, 2009 and 2010, respectively, we gained approximately 1.0 million, 1.2 million and 1.4 million new subscribers, which represented approximately 50.4%, 52.9% and 50.8% of the aggregate number of new wireless subscribers gained by us, KT and LG U+ in each year.

In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the services, the Government has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from 2004. All new subscribers are given the “010” prefix starting January 2004. The KCC plans to continue to pursue the integration process and complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010”.

For 2010, our churn rate ranged from 2.3% to 3.1%, with an average churn rate of 2.7% for 2010, which remained unchanged from 2009. For details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC and KCC Proceedings”.

Interconnection

Our networks interconnect with the public switched telephone networks operated by KT and SK Broadband and, through their networks, with the international gateways of KT, LG U+ and Onse Telecom Corporation, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KCC.

For 2008, our total interconnection revenues were Won 1,149.2 billion, and our total interconnection expenses were Won 1,327.4 billion. For 2009, our total interconnection revenues were Won 1,245.4 billion and our total interconnection expenses were Won 1,317.7 billion. For 2010, our total interconnection revenues were Won 1,237.5 billion and our total interconnection expenses were Won 1,316.3 billion.

Domestic Calls

Guidelines issued by the KCC require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. The KCC determines interconnection rates applicable to each carrier every two years based on the actual or imputed costs, traffic volume and competitive environment, among others.

Wireless-to-Fixed-line.  According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 19.31 per minute, Won 19.15 per minute and Won 18.57 per minute for 2009, 2010 and 2011, respectively.

Fixed-line-to-Wireless.  The KCC determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. In December 2010, the KCC announced that a single interconnection rate will apply to all wireless service providers starting from 2013, which will eliminate the cost benefit that KT and LG U+ currently derive from the differences in interconnection rates.

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+

2006	~~W~~	33.13	~~W~~	40.06	~~W~~	47.01
2007		32.78		39.60		45.13
2008		33.41		38.71		39.09
2009		32.93		37.96		38.53
2010		31.41		33.35		33.64
2011		30.50		31.75		31.93

Wireless-to-Wireless.  The MIC implemented interconnection charges for calls between wireless telephone networks in Korea starting in January 2000. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless charge were Won 745.3 billion in 2008, Won 774.0 billion in 2009 and Won 767.4 billion in 2010. Our expenses from these charges were Won 821.3 billion in 2008, Won 849.5 billion in 2009 and Won 825.3 billion in 2010. The charges above were agreed among the parties involved and confirmed by the KCC.

Despite an increase in incoming call volume in 2010, the decrease in our interconnection rate for 2010 led to an overall decrease of Won 7.9 billion in interconnection revenues. Our interconnection expenses slightly decreased in 2010 by Won 1.4 billion, primarily due to a decrease in interconnection rates, partially offset by an increase in outgoing call volume in 2010.

International Calls

With respect to international calls, if a call is initiated by a wireless subscriber, we bill the wireless subscriber for the international charges of KT, LG U+ or SK Broadband, and we receive interconnection charges from such operators. If an international call is received by our subscriber, KT, LG U+ or SK Broadband pays interconnection charges to us based on our imputed costs.

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

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through 27 marketing teams, 38 branch offices and a network of 1,179 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 15,000 independent retailers assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2010, we had an aggregate of Won 80.0 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary to diversify our sales activities. The new subsidiary, PS & Marketing Co., Ltd., was established with an investment of Won 150 billion and began operating 13 stores in May 2009. As of December 31, 2010, PS & Marketing Co., Ltd. had 42 stores in 14 cities in Korea with 1,233 employees. In addition, we established two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., in June 2010, in order to provide customer service directly through our subsidiaries to enhance the quality of services compared to outsourcing.

In April 2010, our authorized dealers for wireless services started to market SK Broadband’s broadband Internet and fixed-line telephone services, which we believe has contributed to the increase in the number of broadband Internet and fixed-line telephone subscribers.

Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses. However, we expect such expenses to stabilize due to the KCC’s new guideline on marketing expenses recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. In 2008, 2009 and 2010, such marketing expenses amounted to 26.2%, 26.9% and 26.5% of our wireless revenues, respectively. In 2008, 2009 and 2010, advertising expenditures amounted to 2.6%, 2.2% and 2.1% of our revenues, respectively.

Marketing Strategies and Marketing Information Management

Information technology improvements.  We have implemented certain information technology improvements in connection with marketing strategy, including customer management systems, as well as more effective information security controls. We believe these upgrades have enhanced our ability to process and utilize marketing- and subscriber-related data, which, in turn, has helped us to develop more effective and targeted marketing strategies.

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

“T”-brand Marketing Strategy.  To increase brand awareness and promote our corporate image, in August 2006, we launched our “T”-brand marketing campaign. Our “T” brand signifies the centrality of “Telecommunications” and “Technology” to our business and also seeks to emphasize our commitment to providing “Top” quality, “Trustworthy” products and services to our customers. We are marketing all our products and services under the “T” brand.

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

We currently hold a 63.5% stake in Loen Entertainment Inc. (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. We currently hold a 63.7% equity interest in Ntreev Soft Co., Ltd., an online game developer, particularly known for its multi-player sports games and anime-based games. We also hold a 9.4% equity interest in iHQ, Inc., an entertainment management firm that produces films, manages entertainers and operates online game services. Through our investments in companies such as Loen Entertainment, Ntreev Soft and iHQ, we are able to offer customers of our MelOn, movie and gaming portal services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In 2005, we and certain other Korean investment companies invested an aggregate of Won 40.0 billion to establish three funds to invest in the music industry and seek strategic partnerships with recording companies. As of December 31, 2010, our contribution to the funds amounted to Won 19.8 billion. In addition, in 2005 and in 2008, we and certain co-investors invested an aggregate Won 74.7 billion to establish five movie-production funds to strengthen our ability to obtain movie content. We had invested Won 38.0 billion in the funds as of December 31, 2010. Furthermore, in 2008, we and certain co-investors invested an aggregate Won 105.4 billion to establish six additional funds to invest in the production of various cultural contents, including movies and television dramas. As of December 31, 2010, our contribution to these funds amounted to Won 66.3 billion. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

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

Other Investments

Our other investments include:

•	POSCO. We currently own a 2.8% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2010 of Won 1,209.6 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•	SK C&C. We sold 10,500,000 common shares of SK C&C held by us in SK C&C’s initial public offering in November 2009, sold an additional 2,450,000 shares to the Government of Kuwait in October 2010 and disposed of the remaining 2,050,000 shares to Kookmin Bank in exchange for a 0.91% stake in KB Financial Group, Kookmin Bank’s parent company, in a share swap arrangement in February 2011. As a result, our equity stake in SK C&C decreased from 30.0% in 2008 to 0% in 2011. SK C&C is an information technologies services provider. We are party to several service contracts with SK C&C related to development and maintenance of our information technologies systems. See “Item 7.B. Related Party Transactions”.

•	SKY Property Management. We currently own a 60% equity interest in SKY Property Management Ltd., with a book value as of December 31, 2010 of Won 268 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

•	SK Marketing & Company. We currently own a 50% equity interest in SK Marketing & Company Co., Ltd., with a book value as of December 31, 2010 of Won 119 billion. SK Marketing & Company Co., Ltd. provides marketing-related services to corporate and individual clients.

For more information regarding our investment securities, see note 4 of the notes to our consolidated financial statements.

Competition

We were Korea’s only provider of cellular telecommunications services until April 1996, when Shinsegi began offering its CDMA service. In 1996, the Government issued three additional licenses to KTF, LG Telecom and Hansol PCS to operate CDMA services. Each of KTF, LG Telecom and Hansol PCS commenced operation of its CDMA service in October 1997. Furthermore, in 2001, the Government awarded three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into us on May 1, 2003. The other two licenses were awarded to LG Telecom, and to consortia led by or associated with KT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services.

Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KTF in May 2001. In June 2009, KTF merged into KT, which had held a 54.25% interest in KTF before the merger. In addition, in January 2010, LG DACOM and LG Powercomm merged into LG Telecom, which subsequently changed its name to LG Uplus Corp.

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA, WCDMA, CDMA2000, WiBro and LTE.

As of December 31, 2010, according to the KCC, KT and LG U+ had 16.0 million and 9.0 million subscribers, respectively, representing approximately 31.6% and 17.8%, respectively, of the total number of wireless subscribers in Korea on such date. As of December 31, 2010, we had 25.7 million subscribers, representing a market share of approximately 50.6%.

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

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the KCC for the services we provide. Our licenses permit us to provide cellular services and third generation wireless services using WCDMA and WiBro technologies. Our cellular license is valid until 2021 after a 10-year extension issued in June 2011, our IMT-2000 license is valid until 2016 and our WiBro license is valid until 2012.

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

In the past, the Government has stated that its policy was to promote competition in the Korean telecommunications market through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. While all network service providers are subject to KCC regulation, we are subject to increased regulation because of our position as the dominant wireless telecommunications services provider in Korea.

Competition Regulation

The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers.

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

Number Portability.  In January 2003, the Government announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “— Subscribers”.

In addition, the Government has begun to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. The KCC plans to continue to pursue the integration process and complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010”.

For risks relating to number portability, see “Item 3.D. Risk Factors — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows”.

Rate Regulation.  Most network service providers must report to the KCC the rates and contractual terms for each type of service they provide. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the KCC on our rates and terms of service; provided, however, that such pre-approval of the KCC is not required, if we are planning to reduce the rates for each type of services that we provide under the KCC-approved contractual terms. In each year in which this requirement has been applicable, the KCC has designated us for wireless telecommunications service, and KT for local telephone and Internet services, as dominant network service providers that are subject to such approval requirement. As a condition to its approval of our merger with SK IMT Co., Ltd., the Government required that we submit the rates for our third generation mobile services using WCDMA technology to the Government for approval prior to the launch of such services. The KCC’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The KCC may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. In May 2007, the Government terminated the monitoring of whether we met the condition for the Government’s approval of our merger with SK IMT.

Furthermore, in 2007, the Government announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service, fixed-line telephone service and Internet protocol television, or IP TV, service, at a discounted rate; provided, however, that we and KT, as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO (Mobile Virtual Network Operator) system was adopted. Under the system, KCC may designate and obligate certain telecommunications services providers to allow a mobile virtual network operator, or MVNO, at such MVNO’s request, to use their telecommunication facilities at a rate mutually agreed upon that complies with the standards set by the KCC. We were designated as the only telecommunications services provider obligated to allow the other telecommunications services provider to use our telecommunications facilities. An MVNO has commenced providing wireless data services in March 2011 and we expect that a few additional MVNOs will commence providing wireless telecommunications services using the networks leased from us beginning in the second half of 2011.

On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible. Given that the competition in the telecommunication industry continues to intensify, such limitation on our ability to expend in marketing may have a material adverse effect on our business.

Interconnection.  Dominant network service providers such as ourselves that own essential infrastructure facilities or possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The KCC sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT, LG U+, Onse Telecom Corporation and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the KCC grants permits to additional telecommunications service providers.

Frequency Allocation.  The KCC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the KCC is required to give a public notice. The KCC also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the KCC for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2008, 2009 and 2010, the fee amounted to Won 163.9 billion, Won 159.7 billion and Won 178.8 billion, respectively.

In addition, we paid Won 650 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are also required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 as discussed below in annual installments of Won 17.7 billion each year from 2012 through 2014. For more information, see note 8 of the notes to our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.

In February 2010, the KCC announced its final plan to reallocate 2 x 10 MHz of spectrum in the 800 MHz band that we are currently using to other service providers starting from July 2011. The KCC’s plan also contemplates new allocations of 2 x 10 MHz of spectrum in the 900 MHz band and 2 x 10 MHz of spectrum in the 2.1 GHz band for wireless telecommunication services. KT and LG U+ have been allocated the spectrum in the 900 MHz and 800 MHz bands, respectively. We have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In addition, in June 2011 the KCC announced its plan to sell 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. According to the plan, the additional spectrum will be sold in August 2011 through an auction, in which a maximum of 20 MHz bandwidth can be allocated to a service provider. We and KT cannot bid for the additional spectrum in the 2.1 GHz band because we and KT already have a spectrum in the 2.1 GHz band. If we are allocated additional bandwidths, we expect to pay usage fees for such bandwidths.

Mandatory Contributions and Obligations

Contributions to the Fund for Development of Information Telecommunications.  The Ministry of Knowledge Economy has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues from CDMA subscribers for the previous year, and is applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company.

We are currently required to contribute 0.75% of budgeted revenues (calculated pursuant to the Ministry of Knowledge Economy guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the Ministry of Knowledge Economy. Our contribution to this fund in 2008, 2009 and 2010 was Won 71.9 billion, Won 55.5 billion and Won 80.5 billion, respectively.

Universal Service Obligation.  All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the KCC (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for the handicapped and low-income citizens, or contribute toward the supply of such universal services. The KCC designates universal services and the service provider who is required to provide each service. Currently, we are required to offer free subscription and a discount of between 35% to 50% of our monthly fee for cellular services to the handicapped and the low-income citizens.

In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to KCC guidelines which differ from our accounting practices). In 2008, our contribution amount was Won 32.3 billion for our fiscal year 2007. In 2009, our contribution amount was Won 31.0 billion for our fiscal year 2008. In 2010, our contribution amount was Won 29.2 billion for our fiscal year 2009. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2010, SK Holdings owned 18,748,452 shares of our common stock, or approximately 23.22% of our issued shares. As of December 31, 2010, a foreign investment fund and its related parties collectively held a 3.1% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2010 (which we believe was 49.0%), would reach 72.22%, exceeding the 49% ceiling on foreign shareholding.

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

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the KCC may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, if a dominant network services provider (which would currently include us and KT), together with its specially related persons (as defined under the Financial Investment Services and Capital Markets Act) holds more than 5% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5% limit may not be exercised.

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

We are not currently involved in any material litigation regarding patent infringement. For a description of the risks associated with our reliance on intellectual property, see “Item 3.D. Risk Factors — Our business relies on technology developed by us as well as technologies provided by third parties, and our business will suffer if we are unable to protect our proprietary rights, obtain new licensing agreements or renew existing licensing agreements with third parties”.

Seasonality of the Business

Our business is not affected by seasonality.

Item 4.C.	Organizational Structure

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2010, SK Group members owned in aggregate 23.2% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries. Until mid-1994, our largest shareholder was KT (formerly known as Korea Telecom Corp.), Korea’s principal fixed-line operator that merged with KTF, one of our principal wireless competitors.

Significant Subsidiaries

For information regarding our subsidiaries, see note 2(b) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants And Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2010:

		Approximate Area
Location	Primary Use	in Square Feet

Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	1,095,997
	Customer Service Centers	162,406
	Training Centers	670,941
	Central Research and Development Center	482,719
	Others(1)	961,095
Busan	Regional Headquarters	363,282
	Others(1)	569,177
Daegu	Regional Headquarters	40,279
	Others(1)	332,726
Cholla and Jeju Provinces	Regional Headquarters	491,533
	Others(1)	454,410
Choongchung Province	Regional Headquarters	751,710
	Others(1)	470,726

(1)	Include cell sites.

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. Notes 32 and 33 of the notes to our consolidated financial statements provide a description of the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity for fiscal years 2008, 2009 and 2010. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Number Portability and Common Prefix Identification System.  In January 2003, the Government announced a plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In order to manage the availability of phone numbers efficiently and to secure phone number resources for new services, in January 2004, the Government also began implementing a plan to integrate all mobile telephone numbers under the common prefix identification number “010”, including by gradually retracting the current mobile service identification numbers that had been unique to each wireless telecommunications service provider. All new subscribers have been given the “010” prefix starting January 2004.

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

Handset Subsidies.  In March 2006, the Government partially lifted, and in March 2008 fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000, and began to allow mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we have begun providing such handset subsidies, which has increased, and may continue to increase, our marketing expenses. Since April 2008, we have also begun offering long-term installment payment plans of 24 months for new handset purchases by our new or existing subscribers, which has increased, and may continue to increase, our capital requirements. However, on May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations.

Changes in Tariffs and Interconnection Fees.  Under current regulations, we must obtain prior KCC approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. The KCC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some tariff reductions in response to KCC recommendations. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues, Rates and Subscription Deposits” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”.

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

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.  The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	Year Ended December 31,
	2008		2009		2010

Outgoing voice minutes (in thousands)(1)		54,080,231		56,111,864		60,015,518
Average monthly outgoing voice minutes per subscriber(2)		200		197		199
Average monthly revenue per subscriber, excluding interconnection revenue(3)	~~W~~	38,526	~~W~~	38,171	~~W~~	37,287
Average monthly revenue per subscriber, including interconnection revenue(4)	~~W~~	43,016	~~W~~	42,469	~~W~~	41,374

(1)	Does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The average monthly revenue per subscriber, excluding interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added service fees and other miscellaneous revenues for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

(4)	The average monthly revenue per subscriber, including interconnection revenue, is derived by dividing the sum of total initial subscription fees, monthly plan-based fees, usage charges for outgoing voice and wireless data transmissions, charges for purchases of digital contents, value-added service fees, other miscellaneous revenues and interconnection revenue for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing minutes of voice traffic per subscriber decreased by 1.5% in 2009 and increased by 1.0% in 2010. We believe our average monthly outgoing minutes have been relatively stable in recent years primarily due to the existing high penetration rate of wireless services in Korea and the general maturation of the Korean wireless market.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 0.9% to Won 38,171 in 2009 from Won 38,526 in 2008 and decreased by 2.3% to Won 37,287 in 2010 from Won 38,171 in 2009. The decrease in average monthly revenue per subscriber in 2009 was due to decreases in average monthly revenue per subscriber from usage charges for voice services and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from monthly plan-based fees and wireless data services. The decrease in average monthly revenue per subscriber in 2010 was due to decreases in average monthly revenue per subscriber from usage charges for voice services and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from value-added and other service fees, wireless data services and monthly plan-based fees as further described in “— Operating Results” below.

Acquisition of SK Broadband Shares.  In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In July 2009, we acquired additional shares of SK Broadband’s common stock, and our equity stake in SK Broadband increased to 50.6%. Following the 2008 acquisition, SK Broadband became our consolidated subsidiary under Korean GAAP and our results of operations beginning in 2009 include those of SK Broadband. SK Broadband and its subsidiaries had revenues of Won 1,886.3 billion, Won 1,904.9 billion and Won 2,122.4 billion and net loss of Won 178.3 billion, Won 263.0 billion and Won 120.8 billion for 2008, 2009 and 2010, respectively. For a more detailed discussion of our acquisition of SK Broadband, see “Item 4.B. Business Overview — Our Services — Broadband Internet and Fixed-line Telephone Services” and “Item 3.D. Risk Factors — Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience”.

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

Acquisition of Hana SK Card Shares.  In accordance with the resolution of our board of directors in December 2009, we purchased shares of Hana SK Card for Won 402 billion in February 2010. We currently hold 49% of the total outstanding shares of Hana SK Card.

Operating Expenses and Operating Margins.  Our operating expenses consist principally of commissions paid to authorized dealers and our subscribers (including handset subsidies), depreciation and amortization, network interconnection, labor costs, leased line expenses, advertising expenses and rent expenses. Operating income represented 12.5% of our operating revenue in 2008, 12.9% in 2009 and 12.6% in 2010.

Reclassification of Prior Year Financial Statements

Reclassifications related to discontinued operations for comparative purposes have been made as follows. We and SK Communications Co., Ltd., one of our subsidiaries, sold the Spicus division, a telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures, in August 2009 and sold Etoos Co., Ltd. to Cheong Sol in October 2009. Operating revenue, operating expenses, operating income and income before income taxes and minority interest for the year ended December 31, 2008 have been revised to exclude the Spicus division’s and Etoos’ results of operations. In addition, we sold shares of iHQ, Inc. in April and July 2010 and liquidated SK-KTB Music Investment Fund in October 2010. Operating revenue, operating expenses, operating income and income before income taxes and minority interest for the years ended December 31, 2008 and 2009 have been revised to exclude the iHQ, Inc.’s and SK-KTB Music Investment Fund’s results of operations.

Operating Results

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2008			2009			2010
	(In billions of Won, except percentage data)

Operating Revenue	~~W~~	13,951.0	100.0%	~~W~~	14,512.3	100.0%	~~W~~	15,435.4	100.0%
Operating Expenses		12,190.7	87.4		12,631.1	87.0		13,493.1	87.4
Operating Income		1,760.3	12.6		1,881.2	13.0		1,942.3	12.6
Other Income		1,055.1	7.6		876.0	6.0		629.4	4.1
Other Expenses		1,537.9	11.0		1,351.4	9.3		898.0	5.8
Income from Continuing Operation before Income Tax		1,277.5	9.2		1,405.8	9.7		1,673.7	10.8
Income Tax for Continuing Operation		299.3	2.1		355.7	2.5		404.3	2.6
Preacquisition Net Loss of Subsidiaries		32.6	0.2		0.0	0.0		23.4	0.2
Income (Loss) from Discontinued Operation(1)		(38.5)	(0.3)		5.5	0.0		4.4	0.0
Net Income Attributable to:
Controlling Interests		1,215.7	8.7		1,247.2	8.6		1,379.6	8.9
Non-controlling Interests		(243.4)	(1.7)		(191.6)	(1.3)		(82.4)	(0.5)
Net Income	~~W~~	972.3	7.0%		1,055.6	7.3		1,297.2	8.4
Depreciation and Amortization(2)	~~W~~	2,599.2	18.6%	~~W~~	2,593.5	17.9%	~~W~~	2,723.6	17.6%

(1)	Relates to results of operations of HELIO sold in August 2008, the Spicus division sold in August 2009, Etoos Co., Ltd. sold in October 2009, iHQ, Inc. sold in April and July 2010 and SK-KTB Music Investment Fund liquidated in October 2010, which have been classified as discontinued operations after such sale or liquidation.

(2)	Excludes the depreciation and amortization allocated to internal research and development costs and manufacturing costs of Won 156.2 billion, Won 136.5 billion and Won 145.2 billion for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table sets forth additional information about our operations during the periods indicated:

	Year Ended December 31,
	2008			2009			2010
			Percentage			Percentage			Percentage
			of Total			of Total			of Total
	Amount		Revenue	Amount		Revenue	Amount		Revenue
	(In billions of Won, except percentages)

Cellular Revenue:
Wireless Services(1)	~~W~~	10,403.1	74.6%	~~W~~	10,734.4	74.0%	~~W~~	11,057.3	71.6%
Interconnection		1,149.2	8.2		1,158.0	8.0		1,141.2	7.4
Digital Handset Sales		—	—		185.3	1.3		534.4	3.5
Other(2)		26.8	0.2		13.9	0.1		105.8	0.7
Total Cellular Revenue		11,579.1	83.0		12,091.6	83.4		12,838.7	83.2
Fixed-line Telecommunication Service (3)
Fixed-line Telephone Service		527.4	3.8		378.6	2.6		266.5	1.7
Interconnection		—	—		87.4	0.6		96.3	0.6
Broadband Internet Service		1,384.5	9.9		1,351.1	9.3		1,503.3	9.8
International Calling Service		243.0	1.7		275.0	1.9		298.1	1.9
Total Fixed-line Telecommunication Service		2,154.9	15.4		2,092.1	14.4		2,164.2	14.0
Other Revenue:
Portal Service(4)		199.7	1.5		201.1	1.4		239.1	1.5
Miscellaneous(5)		17.3	0.1		127.5	0.9		193.3	1.3
Total Other Revenue		217.0	1.6		328.6	2.3		432.4	2.8
Total Operating Revenue	~~W~~	13,951.0	100.0%	~~W~~	14,512.3	100.0%	~~W~~	15,435.3	100.0%
Total Operating Revenue Growth		17.8%			4.0%			6.4%
Operating Expenses:
Cellular		9,322.5	66.8		9,719.9	66.9		10,562.8	68.4
Fixed-line Telephone Service		2,132.1	15.3		2,263.2	15.6		2,342.8	15.2
Other		736.1	5.3		648.0	4.5		587.5	3.8
Total Operating Expenses	~~W~~	12,190.7	87.4%	~~W~~	12,631.1	87.0%	~~W~~	13,493.1	87.4%

(1)	Wireless services revenue includes initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and other miscellaneous cellular revenues, including international interconnection charges, interest on overdue subscriber accounts (net of telephone tax).

(2)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

(3)	Includes revenues from broadband Internet service (including corporate data service) and fixed-line telephone service provided by SK Broadband Co., Ltd. and international calling service provided by SK Telink Co. Ltd., both of which are our consolidated subsidiaries.

(4)	Portal service revenue attributable to our subsidiaries (including SK Communications and Paxnet Co., Ltd., which operates Moneta, our financial portal site).

(5)	Miscellaneous revenue attributable to our subsidiaries (including Loen Entertainment Inc., which operates MelOn music portal site that sells digital music contents, Ntreev Soft Co., Ltd., an on-line game developer, SK Telecom China Holdings Co., Ltd. and F&U Credit Information Co., Ltd.).

2010 Compared to 2009

Operating Revenue.  Our operating revenue increased by 6.4% to Won 15,435.4 billion in 2010 from Won 14,512.3 billion in 2009, due to a 6.2% increase in our cellular revenue to Won 12,838.7 billion in 2010 from Won 12,091.6 billion in 2009, a 3.4% increase in our fixed-line telecommunication revenue to Won 2,164.2 billion in 2010 from Won 2,092.1 billion in 2009 and a 31.6% increase in our other revenue to Won 432.4 billion in 2010 from Won 328.6 billion in 2009.

Cellular Telephone Telecommunication Service Business

The operating revenue of our cellular telephone telecommunication service business, which is composed of revenues from wireless services, interconnection, digital handset sales and other services, increased by 6.2% to Won 12,838.7 billion in 2010 from Won 12,091.6 billion in 2009.

The increase in our cellular revenue was principally due to an increase in our digital handset sales, as well as an increase in our wireless services revenue, partially offset by a decrease in interconnection revenue. Digital handset sales, which commenced in April 2009, increased 188.4% to Won 534.4 billion in 2010 from Won 185.3 billion in 2009, primarily as a result of strong demand for smartphones. Wireless services revenue increased 3.0% to Won 11,057.3 billion in 2010 from Won 10,734.4 billion in 2009, primarily as a result of increases in revenues from wireless data services and monthly plan-based fees driven by increased subscription to fixed-price data and voice plans with higher monthly basic charges, due in large part to an increase in the number of smartphone users, as well as a 5.7% increase in our average subscriber base in 2010 over 2009, partially offset by a decrease in revenue from call charges as a result of increase in number of subscribers signing up for call plans with higher monthly basic charges and lower call charges.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 2.3% to Won 37,287 in 2010 from Won 38,171 in 2009, due to decreases in average monthly revenue per subscriber from usage charges for outgoing voice calls and initial subscription fees, partially offset by increases in average monthly revenue per subscriber from value-added and other service fees, wireless data services and monthly plan-based fees. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2010, primarily due to increased subscription to call plans with higher monthly basic charges and lower call charges. Our average monthly revenue per subscriber from initial subscription fees decreased in 2010, primarily due to the reduction of our initial subscription fee from Won 50,000 to Won 36,000 per line from November 2009. Our average monthly revenue per subscriber from value-added and other service fees increased in 2010, primarily due to an increase in revenues from global roaming services and leased-line revenue. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, increased in 2010, attributable mainly to an increase in revenue from data flat rate plans. Our average monthly revenue per subscriber from monthly plan-based fees increased in 2010, primarily as a result of increased subscription to our service plans with higher monthly basic charges.

Our average monthly minutes per user increased to 199 minutes in 2010 from 197 minutes in 2009.

Interconnection revenue decreased by 1.5% to Won 1,141.2 billion in 2010 from Won 1,158.0 billion in 2009. The decrease was due to decreases in interconnection rates in 2010, which more than offset an increase in incoming call volume. Our average monthly revenue per subscriber, including interconnection revenue, decreased 2.6% to Won 41,374 in 2010 from Won 42,469 in 2009.

Fixed-line Telecommunication Service Business

The operating revenue of our fixed-line telecommunication service business, which is composed of revenues from broadband Internet service (including corporate data service), fixed-line telephone service and international calling service, increased by 3.4% to Won 2,164.2 billion in 2010 from Won 2,092.1 billion in 2009, primarily due to increases in revenue from broadband Internet service and international calling service, partially offset by a decrease in revenue from fixed-line telephone service.

The increase in our revenue from broadband Internet service in 2010 resulted primarily from the initiation of services to new corporate customers including members of SK Group as well as an increase in the number of individual subscribers, partially offset by a decrease in average monthly revenue per subscriber. The increase in our international calling service revenue was primarily due to an increase in call volume. The decrease in our fixed-line telephone revenue was primarily due to a decrease in average monthly revenue per subscriber resulting from discounts offered to subscribers of bundled services.

Other Businesses

The operating revenue of our other businesses, which is composed of revenues from portal service and certain other revenue, increased by 31.6% to Won 432.4 billion in 2010 from Won 328.6 billion in 2009.

Portal service revenues increased 18.9% to Won 239.1 billion in 2010 from Won 201.1 billion in 2009 mainly due to an increase in advertisement revenue from our NATE portal. Miscellaneous revenue increased by 51.6% to Won 193.3 billion in 2010 from Won 127.5 billion in 2009 due among others to an increase in digital music sales at our MelOn music portal.

Operating Expenses.  Our operating expenses in 2010 increased by 6.8% to Won 13,493.1 billion from Won 12,631.1 billion in 2009, primarily due to increases in marketing expenses in the form of commissions paid and in cost of goods sold for our digital handset sales, partially offset by a decrease in leased line expense.

Cellular Telephone Telecommunication Service Business

The operating expenses of our cellular telephone telecommunication service business increased by 8.7% to Won 10,562.8 billion in 2010 from Won 9,719.9 billion in 2009, primarily due to increases in commissions paid and cost of goods sold, partially offset by a decrease in leased line expense. The increase in commissions paid, including to our authorized dealers and to our subscribers, was primarily attributable to increases in initial commissions and monthly commissions resulting from an increase in the number of new subscribers. The cost of goods sold increased primarily due to an increase in digital handset sales in 2010, which was driven by strong demand for smartphones. The decrease in leased line expense resulted primarily from the increased use of our own transmission lines following our acquisition of SK Networks’ leased line business in September 2009.

Fixed-line Telecommunication Service Business

The operating expenses of our fixed-line telecommunication service business increased by 3.5% to Won 2,342.8 billion in 2010 from Won 2,263.2 billion in 2009, primarily due to an increase in license fees paid to the providers of broadcasting programs for our IP TV services, as well as an increase in service fees paid in connection with the operation of our customer service call centers.

Other Businesses

The operating expenses of our other businesses decreased by 9.3% to Won 587.5 billion in 2010 from Won 648.0 billion in 2009, primarily due to the exclusion of operating expenses of certain subsidiaries that were excluded from consolidation in 2010.

Operating Income.  Our operating income increased by 3.2% to Won 1,942.3 billion in 2010 from Won 1,881.2 billion in 2009. Due to the factors discussed above, the operating income of our cellular telephone telecommunication service business decreased by 4.0% to Won 2,275.9 billion in 2010 from Won 2,371.6 billion in 2009, the operating loss of our fixed-line telecommunication service business increased by 4.4% to Won 178.5 billion in 2010 from Won 171.0 billion in 2009 and the operating loss of our other businesses decreased by 51.4% to Won 155.1 billion in 2010 from Won 319.4 billion in 2009.

Other Income.  Other income consists primarily of interest income, foreign exchange and translation gains and gains on transactions and valuation of derivatives, as well as dividend income and equity in earnings of affiliates. Other income decreased by 28.2% to Won 629.4 billion in 2010 from Won 876.0 billion in 2009, due primarily to a decrease in dividend income, partially offset by an increase in interest income. The decrease in dividend income was primarily due to the decrease in dividends from Global Opportunities Breakaway Fund, a venture capital fund, and our sale of China Unicom and SK C&C shares in 2009.

Other Expenses.  Other expenses consist primarily of interest and discount expenses, donations, external research and development cost, loss on disposal of property, equipment and intangible assets, as well as foreign exchange and translation losses and losses on transactions and valuation of derivatives. Other expenses decreased by 33.6% to Won 898.0 billion in 2010 from Won 1,351.4 billion in 2009. This decrease was primarily attributable to the incurrence in 2009 of a loss on our sale of China Unicom shares compared to no such loss in 2010, as well as a decrease in interest and discount expenses and a decrease in net loss on transactions and valuation of derivatives, partially offset by an increase in donations.

Income Tax.  Income tax for continuing operation increased by 13.7% to Won 404.3 billion in 2010 from Won 355.7 billion in 2009. Our effective tax rate in 2010 decreased to 24.2% from an effective tax rate of 25.3% in 2009. Income taxes increased in 2010 compared to 2009 primarily due to an increase in our income from continuing operation before income tax.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for non-controlling interests, increased by 22.9% to Won 1,297.2 billion in 2010 from Won 1,055.6 billion in 2009. Net income as a percentage of operating revenues was 8.4% in 2010 compared to 7.3% in 2009.

2009 Compared to 2008

Operating Revenue.  Our operating revenue increased by 4.0% to Won 14,512.3 billion in 2009 from Won 13,951.0 billion in 2008, due to a 4.4% increase in our cellular revenue to Won 12,091.6 billion in 2009 from Won 11,579.1 billion in 2008 and a 51.4% increase in our other revenue to Won 328.6 billion in 2009 from Won 217.0 billion in 2008, partially offset by a 2.9% decrease in our fixed-line telecommunication revenue to Won 2,092.1 billion in 2009 from Won 2,154.9 billion in 2008.

Cellular Telephone Telecommunication Service Business

The operating revenue of our cellular telephone telecommunication service business, which is composed of revenues from wireless services, interconnection, digital handset sales and other services, increased by 4.4% to Won 12,091.6 billion in 2009 from Won 11,579.1 billion in 2008.

The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as well as digital handset sales of Won 185.3 billion by PS & Marketing, a wholly-owned subsidiary, in 2009 compared to no such sales in 2008. Wireless services revenue increased 3.2% to Won 10,734.4 billion in 2009 from Won 10,403.1 billion in 2008, primarily as a result of a 5.1% increase in our average subscriber base in 2009 over 2008, as well as increased subscriptions to service plans with higher monthly charges, partially offset by a decrease in revenue from call charges as a result of increase in number of subscribers signing up for discount price plans.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 0.9% to Won 38,171 in 2009 from Won 38,526 in 2008, which reflects the net effect of several factors, including a decrease in call charges for voice services and sign up fees, partially offset by increases in average monthly revenue per subscriber from monthly fee plans. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, increased in 2009, attributable mainly to an increase in revenue from flat rate data plans. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2009, primarily due to discounts we offered for voice calls between subscribers. Our average monthly minutes per user declined to 197 minutes in 2009 from 200 minutes in 2008. Our average monthly revenue per subscriber from value-added and other service fees increased in 2009, primarily due to an increase in revenues from global roaming services and leased-line revenue.

Interconnection revenue increased by 0.8% to Won 1,158.0 billion in 2009 from Won 1,149.2 billion in 2008. The increase was due to increases in incoming call volume, which more than offset the decrease in interconnection rates in 2009. Our average monthly revenue per subscriber, including interconnection revenue, decreased 1.3% to Won 42,469 in 2009 from Won 43,016 in 2008.

Fixed-line Telecommunication Service Business

The operating revenue of our fixed-line telecommunication service business, which is composed of revenues from broadband Internet service (including corporate data service), fixed-line telephone service and international calling service, decreased by 2.9% to Won 2,092.1 billion in 2009 from Won 2,154.9 billion in 2008, primarily due to a decrease in average monthly revenue per subscriber resulting from discounts offered to subscribers of bundled services and a decrease in fixed-line call charges, partially offset by an increase in revenues from international calling service and an increase in the number of subscribers to our broadband Internet, IP TV and VoIP services.

Other Businesses

The operating revenue of our other businesses, which is composed of revenues from portal service and certain other revenue, increased by 51.4% to Won 328.6 billion in 2009 from Won 217.0 billion in 2008.

Portal service revenues increased 0.7% to Won 201.1 billion in 2009 from Won 199.7 billion in 2008 mainly due to an increase in revenue from Moneta, our financial portal. Miscellaneous revenue increased by 637.0% to Won 127.5 billion in 2009 from Won 17.3 billion in 2008 due among others to an increase in digital music sales at our MelOn music portal.

Operating Expenses.  Our operating expenses in 2009 increased by 3.6% to Won 12,631.1 billion from Won 12,190.7 billion in 2008, primarily due to increases in marketing expenses in the form of commissions paid and in cost of goods sold for our digital handset sales, partially offset by a decrease in leased line expense.

Cellular Telephone Telecommunication Service Business

The operating expenses of our cellular telephone telecommunication service business increased by 4.3% to Won 9,719.9 billion in 2009 from Won 9,322.5 billion in 2008, primarily due to increases in commissions paid, cost of goods sold and provision for bad debt, partially offset by a decrease in leased line expense. Commissions paid, including to our authorized dealers and to our subscribers, increased in 2009, primarily attributable to an increase in initial commissions resulting from intensified marketing competition and in the number of new subscribers. The cost of goods sold increased primarily due to the commencement of digital handset sales in April 2009. The increase in provision for bad debt resulted primarily from the increase in bad debt experience ratio from accounts receivable-trade. The decrease in leased line expense resulted primarily from the increased use of our own transmission lines following our acquisition of SK Networks’ leased line business in September 2009.

Fixed-line Telecommunication Service Business

The operating expenses of our fixed-line telecommunication service business increased by 6.1% to Won 2,263.2 billion in 2009 from Won 2,132.1 billion in 2008, primarily due to an increase in the marketing expenses paid in the form of commissions to the subscribers as a result of an increase in the number of subscribers.

Other Businesses

The operating expenses of our other businesses decreased by 12.0% to Won 648.0 billion in 2009 from Won 736.1 billion in 2008, primarily due to the exclusion of operating expenses of certain subsidiaries that were excluded from consolidation in 2009.

Operating Income.  Our operating income increased by 6.9% to Won 1,881.2 billion in 2009 from Won 1,760.3 billion in 2008. Due to the factors discussed above, the operating income of our cellular telephone telecommunication service business increased by 5.1% to Won 2,371.6 billion in 2009 from Won 2,256.6 billion in 2008 and the operating loss of our other businesses decreased by 38.5% to Won 319.4 billion in 2009 from Won 519.1 billion in 2008. In our fixed-line telecommunication service business, we had operating loss of Won 171.0 billion in 2009 compared to operating income of Won 22.8 billion in 2008.

Other Income.  Other income consists primarily of foreign exchange and translation gains and gains on transactions and valuation of derivatives, as well as interest income, dividend income and equity in earnings of affiliates. Other income decreased by 17.0% to Won 876.0 billion in 2009 from Won 1,055.2 billion in 2008, due primarily to a decrease in net foreign exchange and translation gain.

Other Expenses.  Other expenses consist primarily of interest and discount expenses, losses on transactions and valuation of derivatives, foreign exchange and translation losses and impairment loss on investment securities. Other expenses decreased by 12.1% to Won 1,351.4 billion in 2009 from Won 1,537.9 billion in 2008. This decrease was primarily attributable to a decrease in net loss on transactions and valuation of derivatives and impairment loss on investment securities.

Income Tax.  Income tax for continuing operation increased by 18.8% to Won 355.7 billion in 2009 from Won 299.3 billion in 2008. Our effective tax rate in 2009 increased to 25.3% from an effective tax rate of 23.4% in 2008. Income taxes increased in 2009 compared to 2008 primarily due to an increase in our income from continuing operation before income tax and an increase in valuation allowance, which together more than offset a decrease in corporate income tax rate to 22% in 2009 from 25% in 2008.

Net Income.  Principally as a result of the factors discussed above, our net income, after adjusting for non-controlling interests, increased by 8.6% to Won 1,055.6 billion in 2009 from Won 972.3 billion in 2008. Net income as a percentage of operating revenues was 7.3% in 2009 compared to 7.0% in 2008.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 4.7% in 2008, 2.8% in 2009 and 2.9% in 2010.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 793.6 billion, Won 1,475.7 billion and Won 1,057.7 billion as of December 31, 2008, 2009 and 2010, respectively.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,752.7 billion as of December 31, 2008, Won 1,682.3 billion as of December 31, 2009 and Won 1,753.0 billion as of December 31, 2010. We had outstanding short-term borrowings of Won 627.7 billion as of December 31, 2008, Won 677.2 billion as of December 31, 2009 and Won 529.6 billion as of December 31, 2010. As of December 31, 2010, we had credit lines with several local banks that provided for borrowings of up to Won 1,357.2 billion, of which Won 509.4 billion was outstanding and Won 847.8 billion was available for borrowing.

Operating cash flow and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 778.5 billion as of December 31, 2010, Won 953.9 billion as of December 31, 2009 and Won 1,011.3 billion as of December 31, 2008. We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2008		2009		2010		2008 to 2009			2009 to 2010
	(In billions of Won, except percentages)

Net Cash Flow from Operating Activities	~~W~~	3,293.0	~~W~~	2,932.6	~~W~~	4,021.0	~~W~~	(360.4)	(10.9)%	~~W~~	1,088.4	37.1%
Net Cash Used in Investing Activities		(3,877.0)		(1,826.0)		(2,358.7)		2,051.0	(52.9)		(532.7)	29.2
Net Cash Provided by (Used in) Financing Activities		866.8		(1,207.0)		(1,818.3)		(2,073.8)	N/A		(611.3)	50.6
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		37.4		(7.4)		(5.2)		(44.8)	N/A		2.2	(29.7)
Net Increase (Decrease) in Cash and Cash Equivalents due to Changes in Consolidated Subsidiaries		36.4		46.2		(18.2)		9.9	27.2		(64.4)	N/A
Preacquisition Cash Flows of Subsidiaries		17.3		—		(23.4)		(17.3)	N/A		(23.4)	N/A
Cash Flows from Discontinued Operation(1)		(248.4)		4.0		27.4		252.4	N/A		23.4	585.0
Net Increase (Decrease) in Cash and Cash Equivalents		125.5		(57.6)		(175.4)		(183.0)	N/A		(117.8)	205.0
Cash and Cash Equivalents at Beginning of Period		886.0		1,011.5		953.9		125.5	14.2		(57.6)	(5.7)
Cash and Cash Equivalents at End of Period		1,011.5		953.9		778.5		(57.6)	(5.7)%		(175.4)	(18.4)%

N/A = Not applicable.

(1)	Relates to cash flow activities of HELIO sold in August 2008, the Spicus division sold in August 2009, Etoos Co., Ltd. sold in October 2009, iHQ, Inc. sold in April and July 2010 and SK-KTB Music Investment Fund liquidated in October 2010, which have been classified as discontinued operations after such sale or liquidation.

Net Cash Flow from Operating Activities.  Net cash flow provided by operations was Won 3,293.0 billion in 2008, Won 2,932.6 billion in 2009 and Won 4,021.0 billion in 2010. Net income was Won 972.3 billion in 2008, Won 1,055.6 billion in 2009 and Won 1,297.2 billion in 2010.

Net Cash from Investing Activities.  Net cash used in investing activities was Won 3,877.0 billion in 2008, Won 1,826.0 billion in 2009 and Won 2,358.7 billion in 2010. Cash inflows from investing activities were Won 919.5 billion in 2008, Won 2,632.9 billion in 2009 and Won 1,420.9 billion in 2010. The primary contributor to such inflows, in 2008, largely related to a decrease in long-term investment securities of Won 382.7 billion and the collection of short-term loans of Won 212.9 billion and, in 2009, largely related to proceeds from sales of long-term investment securities of Won 1,966.9 billion, mostly relating to our sale of China Unicom and SK C&C shares. Cash inflows in 2010 largely related to proceeds from sales of long-term investment securities of Won 713.9 billion, mostly relating to the sale of our investments in bond funds. Cash outflows from investing activities were Won 4,796.4 billion in 2008, Won 4,458.9 billion in 2009 and Won 3,779.6 billion in 2010. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 2,236.4 billion in 2008, Won 2,162.3 billion in 2009 and Won 2,144.7 billion in 2010, all primarily relating to expenditures in connection with the maintenance and build-out of our wireless network, including upgrades to and expansion of our WCDMA network, as well as initial build-out and expansion of our WiBro network; increases in equity of consolidated subsidiaries of Won 1,093.1 billion in 2008 (which was primarily due to our acquisition of shares of SK Broadband in March 2008); acquisition of the leased line business of SK Networks for Won 894.8 billion in 2009; acquisitions of equity securities accounted for using the equity method, which were Won 595.3 billion in 2008 (which was primarily due to our investment in SKY Property Management Ltd. of Won 283.4 billion and investment in SK Marketing & Company Co. Ltd. of Won 190.0 billion), Won 107.4 billion in 2009 and Won 693.9 billion in 2010 (which was primarily due to our investment in Hana SK Card and Packet One Network); and acquisitions of long-term investment securities, which were Won 28.9 billion in 2008, Won 539.0 billion in 2009 and Won 146.9 billion in 2010.

Net Cash from Financing Activities.  Net cash used in financing activities was Won 1,207.0 billion in 2009 and Won 1,818.3 billion in 2010. Net cash provided by financing activities was Won 866.8 billion in 2008. Cash inflows from financing activities were primarily driven by issuances of bonds, which provided cash of

Won 1,307.7 billion in 2008, Won 1,114.9 billion in 2009 and Won 148.3 billion in 2010. Proceeds from long-term borrowings of Won 510.6 billion in 2008, Won 9.9 billion in 2009 and Won 108.0 billion in 2010 and proceeds from short-term borrowings of Won 469.0 billion in 2008, Won 348.5 billion in 2009 and Won 289.2 billion in 2010 also contributed to cash inflows from financing activities. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of bonds payable, acquisition and retirement of treasury stock and repayment of short term borrowings, among other items. Payment of dividends were Won 682.5 billion in 2008, Won 681.5 billion in 2009 and Won 680.0 billion in 2010. Repayments of current portion of long-term debt were Won 558.1 billion in 2008, Won 851.1 billion in 2009 and Won 579.3 billion in 2010. Repayment of long-term borrowings were Won 193.4 billion in 2008, Won 111.6 billion in 2009 and Won 235.3 billion in 2010. Repayment of bonds payable were Won 60.2 billion in 2009 and Won 365.1 billion in 2010. The acquisition and retirement of treasury shares also accounted for Won 62.1 billion, Won 28.9 billion and Won 210.4 billion of cash outflows for financing activities in 2008, 2009 and 2010, respectively. Repayment of short-term borrowings also accounted for Won 1,007.6 billion in 2009 and Won 324.3 billion in 2010.

As of December 31, 2008, we had total long-term debt (excluding current portion and subscription deposits) outstanding of Won 4,930.9 billion, which included bonds in the amount of Won 4,074.4 billion and bank and institutional borrowings in the amount of Won 856.5 billion. The increase in our long-term debt in 2008 was primarily due to the inclusion of SK Broadband’s long-term debt (which amounted to Won 1,066.5 billion as of December 31, 2008), as well as our incurrence of long-term debt to finance the acquisition of shares of SK Broadband and our subscribers’ handset purchases on installment payment plans. As of December 31, 2009, we had total long-term debt (excluding current portion and subscription deposits) outstanding of Won 5,125.0 billion, which included bonds in the amount of Won 4,280.4 billion and bank and institutional borrowings in the amount of Won 844.6 billion. As of December 31, 2010, we had total long-term debt (excluding current portion and subscription deposits) outstanding of Won 3,802.0 billion, which included bonds in the amount of Won 3,566.0 billion and bank and institutional borrowings in the amount of Won 236.0 billion. The decrease in our long- term debt in 2010 was primarily due to a significant portion of our long-term debt being classified as current portion as of December 31, 2010. For a description of our long-term liabilities, see notes 9, 10, 11 and 22 of the notes to our consolidated financial statements.

As of December 31, 2010, substantially all of our foreign currency-denominated long-term borrowings, which amounted to approximately 43.2% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains, while depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

On April 7, 2009, we issued convertible notes in the principal amount of US$332,528,000 with a maturity of five years and an annual interest rate of 1.75%. The aggregate net proceeds from the offering was US$326,397,463. We are required to redeem the convertible notes held by the holders thereof who exercise their put option, at their principal amount on the date of the third anniversary from the issuance date. After the third anniversary of the issuance date, we may redeem the convertible notes at our option if the price of the shares of our common stock during a pre-determined period (translated into Dollars at the then prevailing exchange rate) exceeds the conversion price (translated into Dollars at the exchange rate of Won 1,383.40 to US$1.00) by 30%. As of June 1, 2011, the conversion price was Won 211,271 per share of our common stock at the exchange rate of Won 1,383.40 to US$1.00. If the conversion of convertible notes into shares would exceed the 49% limit on aggregate foreign ownership of our shares, we intend to make cash payments to the holders of the convertible notes in lieu of the shares of our common stock. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements” for a more detailed discussion of foreign share ownership restrictions. As of June 1, 2011, a total of 2,177,389 shares would be issued upon the exercise of the conversion rights by all of the holders of the convertible notes.

In June 2006, we issued floating rate discounted bills in the aggregate principal amount of Won 200 billion. The discounted bills have a five-year maturity and an interest rate based on a 91-day certificate of deposit yield plus

0.25%. In September and November 2006, we issued Won-denominated corporate bonds, in each case, in an aggregate principal amount of Won 200 billion. These bonds will mature in September 2016 and November 2013, respectively, and have annual interest rates of 5.0% and 4.0%, respectively. In October 2006, we also made long-term borrowings in aggregate principal amount of US$100 million with a maturity of seven years and an annual interest rate based on six-month LIBOR plus 0.29%.

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

In February 2011, SK Telink, our consolidated subsidiary, issued Korean Won-denominated bonds in the principal amount of Won 50 billion with a maturity of three years and an annual interest rate of 4.86%. In April 2011, SK Broadband, our consolidated subsidiary, issued Korean Won-denominated bonds in the principal amount of Won 290 billion with a maturity of three years and an annual interest rate of 4.53%.

We also have long-term liabilities in respect of subscription deposits received from subscribers, which stood at Won 4.8 billion at December 31, 2008, Won 5.5 billion at December 31, 2009 and Won 5.2 billion at December 31, 2010. These non-interest bearing deposits were collected from some subscribers when they initiated service and are returned (less unpaid amounts due from the subscriber for our services) when the subscriber’s service is deactivated. We generally no longer collect these deposits from our subscribers. See “Item 4.B. Business Overview — Revenues, Rates and Subscription Deposits”.

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2011. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.  The following table sets forth our actual capital expenditures for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	(In billions of Won)

CDMA Network(1)	~~W~~	148	~~W~~	274	~~W~~	465
WCDMA Network		905		939		800
WiBro(2)		405		147		125
Others(3)		779		802		927

Total(4)	~~W~~	2,237	~~W~~	2,162	~~W~~	2,317

(1)	Includes our basic CDMA and CDMA EV-DO networks.

(2)	We commenced WiBro service in May 2006.

(3)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing.

(4)	Also, see note 7 of the notes to our consolidated financial statements.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2008 were Won 2,236.9 billion. Of such amount, we spent approximately Won 904.8 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 404.8 billion related to development and expansion of our WiBro network, Won 148.2 billion related to general upkeep of our CDMA network and Won 779.1 billion on other capital expenditures and projects. Our actual capital expenditures in 2009 were Won 2,162.4 billion. Of such amount, we spent approximately Won 939.3 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 146.8 billion related to development and expansion of our WiBro network, Won 273.5 billion related to general upkeep of our CDMA network and Won 802.8 billion on other capital expenditures and projects. Our actual capital expenditures in 2010 were Won 2,316.5 billion. Of such amount, we spent approximately Won 800.0 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 124.9 billion related to development and expansion of our WiBro network, Won 465.0 billion related to general upkeep of our CDMA network and Won 926.6 billion on other capital expenditures and projects.

We paid Won 650 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and are required to pay the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. In addition, we are required to pay the cost of our additional WCDMA license that we acquired in May 2010 in annual installments of Won 17.7 billion each year from 2012 through 2014. For more information, see note 8 of the notes to our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.

In March 2005, we obtained a license from the Government to provide WiBro services and paid the related Won 117.0 billion WiBro license fee. We currently provide WiBro service to “hot zone” areas in 84 cities. We are planning to make additional capital expenditures in 2011 to build and expand our WiBro network to more extensive hot zone areas in the 84 cities, and we may also make further capital investments to expand our WiBro service in the future. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

In addition, we are currently making capital expenditures to build more advanced networks based on long term evolution, or LTE, technology, with a goal of commencing commercial LTE services by July 2011. We may continue to make further capital investments to develop and expand LTE services in the future.

We expect that our capital expenditure amount in 2011 will be similar to that of 2010. Our expenditures will be for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments to build our LTE network, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2011 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.  As of December 31, 2010, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)

2011	~~W~~	1,434.5
2012		1,179.7
2013		749.3
After 2013		2,071.4

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

In February 2010, we purchased shares of Hana SK Card Co., Ltd. for a purchase price of Won 402 billion. As a result, we are a major shareholder of Hana SK Card Co., Ltd. with a 49% equity stake.

In July 2010, we acquired a 27.2% equity interest in Packet One Network, or P1, a Malaysian 4G WiMAX Telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we announced in May 2011 our plan to make an additional investment of MYR50 million (approximately US$16.3 million) pro rata to our ownership interest. For a more detailed description of our investments in P1, see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.  In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights or dividends. In October 2004, we extended the terms of the trust funds (then with a balance of Won 982 billion) for another three years, and, in October 2007, we extended the terms of the trust funds (then with a balance of Won 982 billion) for an additional three years. In October 2010, upon expiration of the terms of the trust funds, our shares held by the trust funds were transferred to us and are currently held by us as treasury shares.

In a series of open market purchases in the period between December 2, 2008 and December 30, 2008, we acquired 306,988 shares of our common stock at an aggregate purchase price of Won 63.5 billion. In January 2009, we acquired 141,016 shares of our common stock at an aggregate purchase price of Won 28.9 billion. In a series of open market purchases in the period between July 26, 2010 and October 20, 2010, we acquired 1,250,000 shares of our common stock at an aggregate purchase price of Won 210.4 billion. As of December 31, 2010, the total number of our common stock outstanding was 71,094,999.

Financing of Installment Payment Plans.  Since April 2008, we have been offering installment payment plans for new handset purchases by our new or existing subscribers. Under installment payment plans, we provide financing to our new or existing subscribers who wish to purchase new handsets on credit and, in certain cases, charge fees or interest. As of December 31, 2010, short-term and long-term accounts receivable (other), each net of allowance for doubtful accounts and present value discount, amounted to Won 2,534.3 billion and Won 527.1 billion, respectively, compared to Won 2,075.9 billion and Won 761.7 billion, respectively, as of December 31, 2009, and Won 1,346.1 billion and Won 572.1 billion, respectively, as of December 31, 2008. These increases were primarily attributable to the increase in purchases of new handsets on installment payment plans, which has required, and may continue to require, our capital resources. Since September 2010, Hana SK Card, which is 51% owned by Hana Financial Group and 49% owned by us, has taken over this financing from us, reducing the amount of our capital resources required to finance these installment payment plans.

Severance Payments.  The total accrued and unpaid retirement and severance benefits for our employees as of December 31, 2010 of Won 62.9 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 96.3 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 2(q) of the notes to our consolidated financial statements.

Dividends.  Total payments of cash dividends amounted to Won 682.5 billion in 2008, Won 681.5 billion in 2009 and Won 680.0 billion in 2010.

In March 2011, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 597.2 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2010, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
			Less
			Than						After
	Total		1 Year		1-3 Years		4-5 Years		5 Years
	(In billions of Won)

Bonds
Principal	~~W~~	4,580.9	~~W~~	876.7	~~W~~	1,741.0	~~W~~	837.7	~~W~~	1,125.5
Interest		976.9		194.8		247.6		154.0		380.5
Long-term borrowings
Principal		748.3		512.4		143.2		70.2		22.5
Interest		41.5		19.7		13.5		7.1		1.2
Capital lease obligations
Principal		105.5		45.5		44.7		15.3		—
Interest		8.5		4.6		3.5		0.4		—
Operating leases		12.9		6.5		6.4		—		—
Facility deposits		10.3		5.1		—		—		5.2
Derivatives		30.2		15.4		14.8		—		—
Other long-term payables(2)
Principal		223.1		170.0		35.4		17.7		—
Interest		18.5		12.2		5.7		0.6		—
Short-term borrowings		529.6		529.6		—		—		—
Total contractual cash obligations	~~W~~	7,286.2	~~W~~	2,392.5	~~W~~	2,255.8	~~W~~	1,103.0	~~W~~	1,534.9

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of IMT-2000 and WCDMA licenses. See note 8 of the notes to our consolidated financial statements.

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

Our net income in 2008 under U.S. GAAP is lower than net income under Korean GAAP by Won 20.6 billion, primarily due to the differing treatment of valuation of currency and interest rate swaps and loss on impairment of goodwill under U.S. GAAP, partially offset by differing treatment in loss on impairment of investment securities, the reversal of goodwill amortization, scope of consolidation and reclassification of our investment in the common stock of SK C&C under U.S. GAAP. Our net income in 2009 under U.S. GAAP is higher than net income under Korean GAAP by Won 301.1 billion, primarily due to the differing treatment of unrealized gains or losses on the valuation of convertible bonds payable, the reversal of goodwill amortization and valuation of currency and interest rate swap, partially offset by remeasuring our previously held equity interest in SK Broadband at its acquisition-date fair value and reclassification of our investment in the common stock of SK C&C under U.S. GAAP. Our net income in 2010 under U.S. GAAP is higher than net income under Korean GAAP by Won 99.4 billion, primarily due to the reversal of goodwill amortization, partially offset by differing treatment of valuation of currency and interest rate swaps.

Our shareholders’ equity as of December 31, 2008, 2009 and 2010 under U.S. GAAP is higher than under Korean GAAP by Won 737.6 billion, Won 1,916.1 billion and Won 2,094.1 billion, respectively, in each case, primarily due to increases from reversal of goodwill amortization, the differing treatment of additional equity investment in subsidiaries and tax effect of the reconciling items, partially offset by decreases from the differing treatment of nonrefundable activation fees for wireless service, goodwill impairment and scope of consolidation.

New Accounting Pronouncements under U.S. GAAP

In October 2009, guidance on Multiple-Deliverable Revenue Arrangements, which addresses how revenues should be allocated among all products and services included in our bundled sales arrangements, was newly issued. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence at the intermediate level, and a best estimate at the lowest level. It eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. The requirements effective for the beginning of January 1, 2011 are not expected to have a material effect on our consolidated financial statements.

In January 2010, accounting guidance on Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements, which required new disclosures and explanations for transfers of financial assets and liabilities between levels in the fair value hierarchy was revised. The new guidance clarifies that fair value measurement disclosures are required for each class of financial asset and liability, which may be a subset of a caption in the consolidated balance sheets, and those disclosures should include a discussion of inputs and valuation techniques. For financial assets and liabilities subject to lowest-level measurements (Level 3), the guidance further requires that we separately present purchases, sales, issuances, and settlements instead of netting these changes. The requirements effective for the beginning of January 1, 2010 did not have a material impact on our consolidated financial statements, and the portions of the guidance which are effective January 1, 2011 are not expected to have a material effect on our consolidated financial statements.

In July 2010, the accounting guidance for Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses were revised. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The new disclosures as of the end of the reporting period are effective for the fiscal year ended December 31, 2010, while the disclosures about activity that occurs during a reporting period are effective for the first fiscal quarter of 2011. The disclosure requirements effective for the fiscal year ended December 31, 2010 did not have a material effect on our consolidated financial statements. The requirements effective for the first fiscal quarter of 2011 are not expected to have a material effect on our consolidated financial statements.

Significant Changes in Korean GAAP

The amended SKAS No. 25, “Consolidated Financial Statements”, which is effective December 29, 2008 (but the early adoption is allowed from 2008), clarifies that when the parent’s ownership interest in a subsidiary is increased after control is obtained, the difference between the consideration for additional acquisition of interest and portion of net asset of subsidiary, which had been previously recognized as capital surplus, should be recognized as other capital adjustment if the difference is negative amount and there is no related capital surplus earned at previous transaction. The amended SKAS No. 25, “Consolidated Financial Statements” was applied retroactively during the year ended December 31, 2008.

Transition to IFRS Starting in 2011

In March 2007, the Government announced that all companies listed on the Korea Exchange, including us, will be required to comply with the International Financial Reporting Standards (“IFRS”) adopted for use in Korea starting January 1, 2011, with a transition date of January 1, 2010. In addition, for our SEC filing requirements we are required to comply with IFRS as issued by the International Accounting Standard Board (“IASB”). Starting in the first quarter of 2011, we currently prepare and report our financial statements under IFRS as adopted for use in Korea and publish such financial statements on the website of the Financial Supervisory Service of Korea as required under the applicable regulations and listing rules of the Korea Exchange. For our continued SEC reporting obligations, we will prepare and report our financial statements under IFRS as adopted for use in Korea and IFRS as issued by the IASB.

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

Our intangible assets include the WCDMA frequency usage right, which has a contractual life of 15 years and is amortized from the date commercial service is initiated through the end of its contractual life, which is December 15, 2015. We started to amortize this frequency usage right on December 29, 2003. Because WCDMA presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the WCDMA frequency usage right for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the WCDMA frequency usage right. The results of our review using the testing method described above did not indicate any need to impair the WCDMA frequency usage right for 2010.

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

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2008		2009		2010
	(In billions of Won)

Internal R&D Expenses	~~W~~	226.7	~~W~~	236.3	~~W~~	270.4
External R&D Expenses		73.0		56.9		81.6
Total R&D Expenses	~~W~~	299.7	~~W~~	293.2	~~W~~	352.0

Our total research and development expenses were approximately 2.1% in 2008, 2.0% in 2009 and 2.3% in 2010, respectively, of operating revenue.

Our external research and development expenses have been influenced by the Ministry of Knowledge Economy, which makes annual recommendations concerning our minimum level of contribution to the Government-run Fund for Development of Information and Telecommunications. The minimum level of contribution recommended by the Ministry of Knowledge Economy was 0.75% for each of 2008, 2009 and 2010. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based, LTE-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. We spent approximately Won 270.4 billion on internal research and development in 2010.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into four core areas:

•	The network technology R&D center, which has pioneered the development of 3G and 3.5G technologies. This center is developing next-generation network technologies, as well as core network equipment and new services. Current projects include the development of LTE technology and the next generation transmission technology and the development of data femtocell and hybrid access points to improve network coverage, as well as location-based services and mobile voice blogging service.

•	The platform technology R&D center, which is responsible for developing open platform, media and convergence technologies. Current projects include the development of wireless personal area network technologies, such as ZigBee technology and radio-frequency identification technology, as well as 3D conversion and electronic paper technologies.

•	The service technology R&D center, which focuses on improving the quality and operation of our core networks; building a flexible service infrastructure that will support the introduction of new products and services and enable easy maintenance; and developing new services based on customer needs. Specifically, this center has been developing an array of value-added services, including T Store, T-Map and T-Smart Wallet services and related mobile applications.

•	The corporate R&D center, which is responsible for developing industry productivity enhancement solutions and other business-to-business services and other new technologies. Current projects include the development of intelligent video security system, bio-informatics technology and bilateral encoded telecommunication technology.

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

Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors, more than half of whom must be independent non-executive directors. We currently have a total of eight directors, five of whom are independent non-executive directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

					Other
					Principal
	Date of	Director	Expiration		Directorships	Business
Name	Birth	Since	of Term	Position	and Positions	Experience

Sung Min Ha	Mar. 24, 1957	2011	2014	President, Co-Chief Executive Officer & Representative Director	—	Head of Mobile Network Operator Business, SK Telecom; CFO & Head of Strategic Planning Office, SK Telecom
Jin Woo So	Dec. 20, 1961	2011	2014	Co-Chief Executive Officer & Representative Director; Head of Platform Business	—	Head of Convergence & Internet Business, SK Telecom; Head of Global Business, SK Telecom; CEO, SK Communications

Our current non-standing directors are as set forth below:

					Other
					Principal
	Date of	Director	Expiration		Directorships	Business
Name	Birth	Since	of Term	Position	and Positions	Experience

Jae Won Chey	May 16, 1963	2009	2012	Chairman of the Board of Directors	Chairman, SK Networks; Vice Chairman & CEO, SK Holdings; Vice Chairman & CEO, SK Gas Vice Chairman & CEO, SK E&S	Executive Vice President, Head of Corporate Center, SK Telecom; Executive Vice President, Head of Strategic Support Division, SK Telecom
Hyun Chin Lim	Apr. 26, 1949	2009	2012	Independent Non-executive Director	Professor, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, College of Social Science, Seoul National University; President, Korean Association of NGO Studies
Dal Sup Shim	Jun. 27, 1950	2010	2013	Independent Non-executive Director	Senior Visiting Research Fellow, Institute for Global Economics	Auditor, Korea Technology Investment Corp.; Auditor, Korea Credit Guarantee Fund; Financial Attaché, Korean Embassy in the United States; Audit Officer, Korea Customs Service; Director General for Customs & Tariff, Ministry of Finance and Economy
Rak Young Uhm	Jun. 23, 1948	2011	2014	Independent Non-executive Director	Visiting Professor Chung-Ang University	Independent Non-executive Director, Tong Yang Insurance Co., Ltd., Non-Standing Director KOTRA; President, Korea Development Bank; Vice Minister, Ministry of Finance and Economy
Jay Young Chung	Oct. 15, 1944	2011	2014	Independent Non-executive Director	Honorary Professor, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO
Jae Ho Cho	Jan. 18, 1955	2011	2014	Independent Non-executive Director	Professor, College of Business Administration, Seoul National University	Director, Kyung Hee Foundation; Chair, Sub-committee for Capital Market Development, Financial Services Commission; Visiting Professor, Graduate School of Economics, University of Tokyo

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2010 totaled approximately Won 3.7 billion.

Remuneration for the directors is determined by shareholder resolution. Severance allowances for directors are determined by the board of directors in accordance with our regulation on severance allowances for officers, which was adopted by shareholder resolution. The regulation provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors.

In March 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares, which have all expired without being exercised. Since 2003, none of our directors and officers have been granted options to purchase our common shares.

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

Audit Committee

Under relevant Korean laws and our articles of incorporation, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-thirds of whom must be independent non-executive directors independent in accordance with applicable rules. The members of the audit committee are appointed annually by a resolution of the board of directors. They are required to:

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

Our audit committee is composed of four independent non-executive directors: Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung, each of whom is financially literate and independent under the rules of the New York Stock Exchange as applicable. The board of directors has determined that Jae Ho Cho is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert”.

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

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive officer and three independent directors.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of all independent directors, Hyun Chin Lim, Dal Sup Shim, Rak Young Uhm, Jay Young Chung and Jae Ho Cho.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of one executive officer and three independent directors.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular	Temporary
	Employees	Employees	Total

December 31, 2008	8,964	1,662	10,626
December 31, 2009	9,298	1,416	10,714
December 31, 2010	15,490	4,653	20,143

The number of our employees increased in 2010 primarily due to the establishment in 2010 of Service Ace Co., Ltd., Service Top Co., Ltd., and Network O&S Co., Ltd., our wholly-owned subsidiaries engaged in customer service and network maintenance. Employees of these subsidiaries were previously employed by third-party outsourcing companies.

Labor Relations

As of December 31, 2010, we had a company union comprised of 15,490 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations completed in November 2008 resulted in an average wage increase of 2% for 2008 from 2007. Our wage negotiations completed in June 2009 resulted in a wage freeze for 2009. Our wage negotiations completed in December 2010 resulted in an average wage increase of 2.5% for 2010 from 2009. Our wage negotiations for 2011 has not commenced yet. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date. As of June 1, 2011, the employee stock ownership association owned approximately 0.4% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2010, the accrued and unpaid retirement and severance benefits of Won 159.2 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 96.3 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Basic Labor Welfare Act, we may also contribute up to 5% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2008, which was decided in December 2008, was set at 2.6% of our earnings before tax, or Won 40.0 billion. We did not make the contribution in 2009. The contribution amount for 2010, which was decided in December 2010, was set at 1.5% of our earnings before tax, or Won 27.2 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of June 1, 2011:

			Percentage of
		Number of	Total	Special
		Shares	Shares	Voting
Name	Position	Owned	Outstanding	Rights	Options

Standing Directors:
Sung Min Ha	President, Co-Chief Executive Officer & Representative Director	738	0	None	None
Jin Woo So	Co-Chief Executive Officer & Representative Director; Head of Platform Business	0	0	None	None
Non-Standing Directors:
Jae Won Chey	Independent Non-executive Director	0	0	None	None
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dal Sup Shim	Independent Non-executive Director	0	0	None	None
Rak Young Uhm	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None

Jae Ho Cho	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2010, approximately 51.62% of our issued shares were held in Korea by approximately 27,662 shareholders. According to Citibank, N.A., depositary for our American Depositary Receipts, as of December 31, 2010, there were 79,923 U.S. holders of record of our American Depositary Receipts evidencing ADSs, and 24,321,893 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 30.12% of our outstanding common stock.

The following table sets forth certain information as of June 1, 2011 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

		Percentage	Percentage
	Number of	Total Shares	Total Shares
Shareholder/Category	Shares	Issued	Outstanding

Domestic Shareholders
SK Holdings	18,748,452	23.22%	26.37%
Employees(1)	321,394	0.40	0.45
Treasury shares(1)(2)	9,650,712	11.95	N/A
Officers and Directors	13,579	0 *	0 *
Other Domestic Shareholders	12,483,735	15.46	17.56
Foreign Shareholders(3)
Tradewinds Global Investors, LLC	4,050,518	5.02	5.70
Other Foreign Shareholders	35,477,321	43.94	49.90
Total Issued Shares(4)	80,745,711	100.00%	—
Total Outstanding Shares(5)	71,094,999	—	100.00%

*	Less than 0.00%.

(1)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees”.

(2)	Treasury shares do not have any voting rights; includes 2,177,389 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$332.5 million in 1.75% convertible notes that were sold in April 2009.

(3)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(4)	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 common shares. As a result of such retirement of common shares, the total number of shares decreased to 80,745,711 from 89,278,946 which is the total number of shares issued to date.

(5)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2008	2009	2010
	(As a percentage of total issued shares)(1)

SK Group(2)	23.09%	23.22%	23.22%
SK Holdings	23.09	23.22	23.22
POSCO(3)	2.88	2.90	2.90

(1)	Includes 8,707,696, 8,400,712 and 9,650,712 shares held in treasury as of December 31, 2008, 2009 and 2010, respectively.

(2)	SK Group’s ownership interest as of December 31, 2008, 2009 and 2010 consisted of the ownership interest of SK Holdings only.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

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

As of June 1, 2011, SK Holdings held 23.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of June 1, 2011, the total number of shares of our common stock outstanding was 71,094,999.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

In September 2009, we acquired the leased-line business and related ancillary businesses from SK Networks for Won 892.76 billion. We assumed Won 611.44 billion of debt as part of the transaction. Prior to such acquisition, KT and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

As of December 31, 2010, we had Won 3.2 billion of accounts receivables from SK Networks. As of the same date, we had Won 99.3 billion of accounts payable to SK Networks, mainly consisting of commissions to dealers owned by SK Networks.

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

We are a party to an agreement with SK C&C pursuant to which SK C&C provides us with system maintenance services. This agreement will expire on December 31, 2013. We also enter into agreements with SK C&C from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 273.3 billion in 2008, Won 317.5 billion in 2009 and Won 316.4 billion in 2010. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 232.2 billion for 2008, Won 237.5 billion in 2009 and Won 270.9 billion in 2010. We are a party to several service agreements with SK C&C relating to the development and maintenance of our information technologies systems.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders” As disclosed in note 24 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2010.

In March 2005, we invested Won 14.4 billion to purchase 8,000,000 shares, representing a 21.6% equity stake, in iHQ, Inc., or iHQ, one of Korea’s largest entertainment companies and the controlling shareholder of YTN Media, Inc. In 2006, as a result of an additional increase in our equity interest, iHQ became a consolidated subsidiary. In July 2007, we further invested Won 10 billion in iHQ, increasing our equity interest to 37.1%. We sold 10,930,844 shares of iHQ’s common stock at Won 18.5 billion in April 2010 and 239,170 shares at Won 0.3 billion in July 2010. After such sales, our equity stake in iHQ decreased to 9.4%.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-109.

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

In February 2009, the FTC fined us Won 500 million for our activities allegedly restricting competition in markets for personal digital assistant, or PDA, devices. We paid such fine in April 2009 and filed an appeal at the Seoul High Court. The Seoul High Court entered a judgment in our favor in April 2010, which was affirmed by the Supreme Court of Korea in August 2010. Pursuant to the court’s judgment, we were refunded the fine amount.

In June 2011, the FTC fined us Won 2.0 billion and Loen Entertainment Inc., our consolidated subsidiary, Won 8.7 billion for activities allegedly restricting competition in markets for digital music services. We and Loen Entertainment are considering whether to file an appeal.

MIC and KCC Proceedings

In December 2007, the MIC imposed fines on us, KTF, LG Telecom and KT for improperly continuing to apply discounted youth rates to subscribers who had reached legal majority in the amounts of Won 800 million, Won 200 million, Won 150 million and Won 50 million, respectively. We paid such fine in January 2008.

In January 2008, the MIC ordered us, KTF and LG Telecom to pay fines in the amounts of Won 950 million, Won 250 million and Won 150 million, respectively, alleging we had improperly solicited subscribers to our value-added services. We paid such fine in March 2008.

In February 2008, the MIC ordered us, KTF, LG Telecom and KT to pay fines of Won 600 million, Won 150 million, Won 100 million and Won 50 million, respectively, alleging our authorized dealers had artificially inflated subscriber numbers. We paid such fine in March 2008.

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

On December 2, 2010, the KCC ordered us to pay a fine of Won 6.2 billion alleging that we had improperly charged subscribers for wireless data transmitted without their request. We paid such fine in March 2011.

SK Broadband Litigation

Since April 2008, customers of SK Broadband (then Hanarotelecom Incorporated) have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. The plaintiffs also alleged that current and former employees were involved in the sale of subscribers’ personal information, including resident registration identification numbers, telephone numbers and mailing addresses. As of March 31, 2011, the number of plaintiffs was 23,930 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.1 billion. The case is currently pending before the Seoul Central District Court.

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

					Number of
	Dividend		Total Amount		Shares Entitled
Year Ended December 31,	per Share		of Dividends		to Dividend
	(In Won)		(In billions of Won)

2006	~~W~~	8,000	~~W~~	582.4	72,667,459
2007		9,400		682.4	72,584,677
2008		9,400		682.0	72,524,203
2009		9,400		680.0	72,344,999
2010		9,400		669.5	71,094,999

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

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2010, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of Won 72.3 billion.

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

The principal trading market for our common stock is the KRX KOSPI Market. As of June 1, 2011, 71,094,999 shares of our common stock were outstanding.

The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of June 1, 2011, ADSs representing approximately 24,321,893 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX KOSPI Market since January 1, 2005:

				Average Daily
	Prices			Trading
Calendar Year	High(1)	Low(1)	Close	Volume
	(Won per shares)			(Number of shares)

2006	235,000	177,000	222,500	190,565
First Quarter	203,500	177,000	192,500	177,491
Second Quarter	235,000	190,000	204,000	216,607
Third Quarter	204,500	181,000	201,500	204,167
Fourth Quarter	233,000	195,000	222,500	163,534
2007	274,000	188,500	249,000	244,056
First Quarter	223,000	190,500	191,500	206,155
Second Quarter	215,000	188,500	213,000	220,091
Third Quarter	221,000	192,000	210,000	198,816
Fourth Quarter	274,000	204,500	249,000	349,701
2008	232,000	178,000	209,000	322,706
First Quarter	232,000	178,500	186,500	330,196
Second Quarter	212,000	180,000	190,500	265,973
Third Quarter	210,500	178,000	205,500	317,506
Fourth Quarter	227,500	187,500	209,000	374,768

				Average Daily
	Prices			Trading
Calendar Year	High(1)	Low(1)	Close	Volume
	(Won per shares)			(Number of shares)

2009	218,000	166,000	169,500	332,913
First Quarter	218,000	180,500	192,000	231,340
Second Quarter	183,500	170,500	174,000	278,545
Third Quarter	185,500	166,000	182,500	242,112
Fourth Quarter	190,500	169,500	169,500	171,571
2010	188,000	158,500	173,500	193,937
First Quarter	188,000	168,500	173,500	306,532
Second Quarter	178,000	158,500	160,500	202,245
Third Quarter	171,500	158,500	171,500	145,561
Fourth Quarter	180,500	168,500	173,500	127,235
2011 (through June 27)	172,500	152,500	156,500	143,003
First Quarter	172,500	156,000	163,500	124,796
January	172,500	164,500	164,500	103,415
February	165,000	156,000	163,000	118,119
March	166,000	157,000	163,500	149,305
Second Quarter (through June 27)	169,000	152,500	156,500	161,913
April	166,000	157,500	162,500	125,907
May	169,000	160,000	160,000	198,397
June (through June 27)	160,000	152,500	156,500	163,382

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2005:

				Average Daily
	Prices			Trading
Calendar Year	High	Low	Close	Volume
	(US$ per ADS)			(Number of ADSs)

2006	27.70	20.62	26.48	866,527
First Quarter	24.56	20.62	23.59	952,819
Second Quarter	27.70	22.54	23.42	1,045,503
Third Quarter	24.16	21.14	23.63	789,033
Fourth Quarter	27.42	22.89	26.48	680,124
2007	33.33	22.46	29.84	1,379,370
First Quarter	26.41	22.46	23.42	1,046,780
Second Quarter	28.02	23.41	27.35	1,498,295
Third Quarter	30.30	26.15	29.70	1,498,032
Fourth Quarter	33.33	29.00	29.84	1,462,495

				Average Daily
	Prices			Trading
Calendar Year	High	Low	Close	Volume
	(US$ per ADS)			(Number of ADSs)

2008	27.96	14.63	18.18	1,762,329
First Quarter	27.96	19.90	21.61	1,992,134
Second Quarter	23.47	20.67	20.77	1,106,308
Third Quarter	22.29	18.68	18.82	1,663,854
Fourth Quarter	19.51	14.63	18.18	2,297,794
2009	18.64	12.59	16.26	1,246,873
First Quarter	18.35	12.59	15.45	1,280,533
Second Quarter	16.73	14.84	15.15	1,161,833
Third Quarter	17.50	14.82	17.45	990,400
Fourth Quarter	18.64	15.97	16.26	1,788,667
2010	19.13	14.73	18.63	1,288,546
First Quarter	18.33	16.32	17.26	1,422,379
Second Quarter	18.51	14.73	14.73	1,486,937
Third Quarter	17.48	14.84	17.47	1,294,034
Fourth Quarter	19.13	17.74	18.63	960,206
2011 (through June 27)	19.80	16.83	17.91	1,640,550
First Quarter	19.02	16.83	18.81	1,639,731
January	18.58	17.30	17.30	1,487,450
February	17.74	16.83	17.59	1,531,542
March	18.81	17.51	18.81	1,861,522
Second Quarter (through June 27)	19.80	17.36	17.91	1,641,397
April	19.02	18.24	18.98	1,034,245
May	19.80	17.69	17.69	2,204,262
June (through June 27)	18.27	17.36	17.91	1,658,389

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
					Dividend
					Yield(1)	Price
Year	Opening	High	Low	Closing	(%)	Earnings

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4

					Period Average
					Dividend
					Yield(1)	Price
Year	Opening	High	Low	Closing	(%)	Earnings

2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011 (through June 27)	2,063.69	2,229.0	1,923.9	2,070.3	1.2	16.1

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 2,094.4 on June 29, 2011.

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the
	Last Day of Each Period					Average Daily Trading Volume, Value
	Number of
	Listed	(Billions of		(Millions of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		US$)(1)		Shares	Won)		US$)(1)

1981	343	~~W~~	2,959	US $	4,223	10,565	~~W~~	8,708	US $	12,427
1982	334		3,001		4,012	9,704		6,667		8,914

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value
	Number of
	Listed	(Billions of	(Millions of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	US$)(1)	Shares	Won)	US$)(1)

1983	328	3,490	4,361	9,325	5,941	7,425
1984	336	5,149	6,207	14,847	10,642	12,829
1985	342	6,570	7,362	18,925	12,315	13,798
1986	355	11,994	13,863	31,755	32,870	37,991
1987	389	26,172	32,884	20,353	70,185	88,183
1988	502	64,544	93,895	10,367	198,364	288,571
1989	626	95,477	140,119	11,757	280,967	412,338
1990	669	79,020	109,872	10,866	183,692	255,412
1991	686	73,118	95,541	14,022	214,263	279,973
1992	688	84,712	107,027	24,028	308,246	389,445
1993	693	112,665	138,870	35,130	574,048	707,566
1994	699	151,217	190,762	36,862	776,257	979,257
1995	721	141,151	181,943	26,130	487,762	628,721
1996	760	117,370	138,490	26,571	486,834	928,418
1997	776	70,989	41,881	41,525	555,759	327,881
1998	748	137,799	114,261	97,716	660,429	547,619
1999	725	349,504	307,662	278,551	3,481,620	3,064,806
2000	704	188,042	148,415	306,163	2,602,211	2,053,837
2001	689	255,850	194,785	473,241	1,997,420	1,520,685
2002	683	258,681	216,071	857,245	3,041,598	2,540,590
2003	684	355,363	298,624	542,010	2,216,636	1,862,719
2004	683	412,588	398,597	372,895	2,232,109	2,156,419
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,622	279,096	3,435,180	3,693,742
2007	746	951,900	1,017,205	363,732	5,539,588	5,919,697
2008	765	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,316	762,528	485,657	5,795,552	4,980,494
2010	777	1,114,882	1,260,486	379,171	5,607,749	6,340,121
2011 (through June 27)	782	1,163,016	1,078,165	325,565	7,356,551	6,819,830

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

Item 9.D	Selling Shareholders

Not Applicable.

Item 9.E.	Dilution

Not Applicable.

Item 9.F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not Applicable.

Item 10.B.	Memorandum and Articles of Incorporation

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of June 1, 2011, 80,745,711 common shares were issued, of which 9,650,712 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of the holders of the majority of the voting shares present at such meeting is obtained and if such majority also represents at least one-fourth of the total number of shares outstanding. Under the Korean Commercial Code, unless otherwise stated in the articles of incorporation, holders of an aggregate of 1% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation do not permit cumulative voting for the election of directors.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder in which we own more than 10% equity interest, either directly or indirectly, may not be exercised. The Korean Commercial Code, unless otherwise stated in the articles of incorporation, permits cumulative voting, which would allow each shareholder to have multiple voting rights corresponding to the number of directors to be appointed in the voting and to exercise all voting rights cumulatively to elect one director. Our articles of incorporation do not permit cumulative voting for the election of directors.

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

Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act, a listed company may acquire its shares of common stock through purchases on the Korea Exchange or through a tender offer or pursuant to trust agreements with financial investment companies with a trust license. The aggregate purchase price for the common shares may not exceed the total distributable dividends. According to the Korean Commercial Code, the total distributable dividend is defined as the net income for the current fiscal year plus retained earnings carried over from previous years (or minus accumulated losses, as the case may be), reduced by the amount of earnings surplus reserved pursuant to the applicable provisions of the Korean Commercial Code.

In general, corporate entities in which we own a 50% or more equity interest may not acquire our common stock. In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. In October 2007, in accordance with the approval of our board of directors, we extended the terms of such trust funds until October 2010, but the total amount of funding was reduced to Won 982 billion. In October 2010, upon expiration of the terms of the trust funds, our shares held by the trust funds were transferred to us and are currently held by us as treasury shares. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources”.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of June 1, 2011. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of June 1, 2011, the outstanding ADSs represented approximately 24,321,893 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3% of our shares of common stock.

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

You may surrender your ADRs to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside the United States, of the shares of common stock evidenced by the ADRs and any other property at the time represented by ADR you surrendered. If you surrender an ADR evidencing a number of ADSs not evenly divisible by nine, the ADR depositary will deliver the appropriate whole number of shares of common stock represented by the surrendered ADSs and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

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

Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable, to vote or cause to be voted the deposited shares of common stock in accordance with the instructions set forth in your written requests. The ADR depositary may not itself exercise any voting discretion over any deposited shares of common stock. You may only exercise the voting rights in respect of nine ADSs or multiples of nine ADSs. ADR holders may not be entitled to give instruction to vote the shares represented by the ADSs if, and to the extent, the total number of shares represented by the ADSs of an ADR holder exceeds the limit set under applicable law. We can give no assurance to you, however, that we will notify the ADR depositary sufficiently in advance of the scheduled date of a meeting or solicitation of consents or proxies to enable the ADR depositary to make a timely mailing of notices to you, or that you will receive the notices sufficiently in advance of a meeting or solicitation of consents or proxies to give instructions to the ADR depositary.

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

We have not entered into any material contracts since January 1, 2008, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 24 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources”.

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

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the KRX KOSPI Market or the KRX KOSDAQ Market (including converted shares) and shares being publicly offered for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling such converted shares within three months from the date of acquisition of the converted shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree promulgated under the Financial Investment Services and Capital Markets Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2010 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

Tax on Dividends

Dividends on the common shares or ADSs paid (whether in cash or in shares) to a Non-resident Holder will be subject to Korean withholding taxes at the rate of 22% (including local income tax) or such lower rate as is applicable under a treaty between Korea and such Non-resident Holder’s country of tax residence. Free distributions of shares representing a capitalization of certain capital surplus reserves may be subject to Korean withholding taxes.

The tax is withheld by the payer of the dividend. Since the payer is required to withhold the tax, Korean law does not entitle the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld, even if it subsequently produces evidence that it was entitled to have tax withheld at a lower rate, except in certain limited circumstances.

Tax on Capital Gains

As a general rule, capital gains earned by Non-resident Holders upon transfer of the common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized or (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean income taxation under the effective Korean tax treaty with the Non-resident Holder’s country of tax residence.

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

It should be noted that capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation, provided that the ADSs are deemed to have been issued overseas. If and when an owner of the underlying common shares transfers the ADSs following the conversion of the underlying shares for ADSs, such person will not be exempt from Korean income taxation.

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

Tax Treaties

Currently, Korea has income tax treaties with a number of countries, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, Ireland, the Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America under which the rate of withholding tax on dividend and interest is reduced, generally to between 5% and 16.5% (including local income tax), and the tax on capital gains derived by a non-resident from the transfer of securities issued by a Korean company is often eliminated.

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

Exchange Rate and Interest Rate Risks

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$100 million borrowed in October 2006, Yen 12.5 billion of bonds issued in November 2007, Yen 3 billion of bonds issued in January 2009 and Yen 5 billion of bonds issued in March 2009. We have also entered into floating-to-fixed interest rate swap contracts to hedge the interest rate risks with respect to long-term floating rate borrowings with face amounts totaling Won 500 billion borrowed in July and August 2008 and floating rate bonds with face amounts totaling US$220 million issued in April 2009. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$300 million of bonds issued in April 2004 and US$400 million of bonds issued in July 2007. In addition, SK Broadband, one of our subsidiaries, has entered into a fixed-to-fixed cross currency swap contract to hedge the foreign currency risks of US$500 million of bonds issued in February 2005.

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

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, all in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 1.7% or Won 41.1 billion as of December 31, 2010.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2010:

	Maturities
	2011		2012		2013		2014		2015		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)

Local currency:
Fixed rate	~~W~~	818.3	~~W~~	12.3	~~W~~	601.8	~~W~~	198.2	~~W~~	196.5	~~W~~	658.3	~~W~~	2,485.3	~~W~~	2,601.2
Average weighted rate(1)		5.68%		5.28%		5.26%		5.16%		5.13%		5.44%
Variable rate		761.1		—		—		—		—		—		761.1		761.1
Average weighted rate(1)		4.53%		0.00%		0.00%		0.00%		0.00%		0.00%
Sub-total		1,579.4		12.3		601.8		198.2		196.5		658.3		3,246.4		3,362.3
Foreign currency:
Fixed rate		341.5		570.7		10.3		380.2		16.1		470.5		1,789.3		2,056.1
Average weighted rate(1)		4.25%		7.32%		0.00%		2.01%		0.00%		6.42%
Variable rate		—		534.4		113.9		—		34.4		—		682.7		682.7
Average weighted rate(1)		0.00%		2.47%		1.23%		0.00%		7.82%		0.00%
Sub-total		341.5		1,105.1		124.2		380.2		50.5		470.5		2,472.0		2,738.8
Total	~~W~~	1,920.9	~~W~~	1,117.4	~~W~~	726.0	~~W~~	578.4	~~W~~	247.0	~~W~~	1,128.7	~~W~~	5,718.4	~~W~~	6,101.1

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point change in interest rates would result in a change of approximately 3.45% in the fair value of our liabilities resulting in a Won 151.3 billion change in their value as of December 31, 2010 and a Won 14.4 billion annualized change in interest expenses.

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

Holders of ADRs must pay (i) taxes and other governmental charges, (ii) share transfer registration fees on deposits of shares of common stock, (iii) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares of common stock or holders of ADRs and (iv) such reasonable expenses as are incurred by the ADR depositary in the conversion of foreign currency into United States dollars.

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

Year Ended
December 31,
2010
(In dollars)

Expenses for preparation of SEC filing and submission	$1,062,591
Listing Fees	$176,450
Education/Training	$268,368
Corporate Action	$833,025
Miscellaneous	$51,230
Total	$2,391,664

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders’ meeting in March 2011, our shareholders re-elected the following two members of the Audit Committee: Jay Young Chung and Jae Ho Cho. In addition, they determined and designated that Jae Ho Cho is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this re-elected Audit Committee, and reaffirmed the determination by our shareholders that Jae Ho Cho is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the New York Stock Exchange. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our Audit Committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm Deloitte Anjin LLC for the year ended December 31, 2009 and 2010, respectively:

	Years Ended December 31,
	2009		2010
	(In millions of Won)

Audit Fees	~~W~~	2,185.3	~~W~~	2,256.8
Audit-Related Fees	~~W~~	252.2	~~W~~	360.8
Tax Fees	~~W~~	177.3	~~W~~	177.7
All Other Fees		—		—
Total	~~W~~	2,614.8	~~W~~	2,795.3

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2009 and 2010, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2009 and 2010, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2009 and 2010, respectively, for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2009 and 2010, respectively, primarily for business consulting.

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

The following table sets forth the repurchases of common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended December 31, 2010.

				Total Number of	Maximum Number of
				Shares Purchased as	Shares That May Yet
				Part of Publicly	be Purchased Under
	Total Number of	Average Price Paid		Announced Plans or	the Plans or
Period 2010	Shares Purchased(1)	per Share		Program(2)	Program(2)

January	—		—	—	—
February	—		—	—	—
March	—		—	—	—
April	—		—	—	—
May	—		—	—	—
June	—		—	—	—
July	135,000	~~W~~	166,255	135,000	1,115,000
August	435,000		165,796	435,000	680,000
September	370,074		165,403	370,074	309,926
October	309,926		174,750	309,926	—
November	—		—	—	—
December	—		—	—	—
Total	1,250,000 (1)	~~W~~	167,949	1,250,000	—

(1)	Purchased through open market transactions.

(2)	On July 22, 2010, we announced a plan to repurchase up to 1,250,000 common shares during the period between July 23, 2010 and October 22, 2010.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.
Executive Session
Listed companies must hold meetings solely attended by independent directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Nomination Committee composed of independent directors and management directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of four independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has four independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2010)
2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)
8.1	List of Subsidiaries of SK Telecom Co., Ltd.
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Framework Act on Telecommunications, as amended (English translation)
15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation)
15.3	Telecommunications Business Act, as amended (English translation)
15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)
15.5	Amendment to the Government Organization Act (incorporated by reference to Exhibit 15.5 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008, 2009 and 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries at December 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 32 and 33 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Deloitte Anjin LLC

Seoul, Korea
June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 (all expressed in Korean won) of the Company and our report dated June 29, 2011, expressed an unqualified opinion on those financial statements, and included explanatory paragraphs relating to (1) the translation of Korean won amounts to U.S. dollar amounts and (2) information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America.

/s/  Deloitte Anjin LLC

Seoul, Korea
June 29, 2011

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2008, 2009 AND 2010

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2008		2009		2010		2010
	(In millions)						(In thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents, net of government subsidy of ~~W~~127 million, ~~W~~71 million and nil as of December 31, 2008, 2009 and 2010 (Notes 2, 13 and 28)	~~W~~	1,011,340	~~W~~	953,855	~~W~~	778,509	$688,580
Short-term financial instruments (Notes 21 and 22)		368,490		351,675		578,571	511,738
Short-term investment securities (Notes 2 and 4)		372,913		376,723		395,929	350,194
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~150,320 million, ~~W~~233,078 million and ~~W~~248,978 million as of December 31, 2008, 2009 and 2010 (Notes 2, 13 and 24)		1,900,002		2,000,987		1,955,289	1,729,426
Short-term loans, net of allowance for doubtful accounts of ~~W~~7,599 million, ~~W~~5,058 million and ~~W~~2,987 million as of December 31, 2008, 2009 and 2010 (Notes 2, 6 and 13)		119,087		85,677		95,422	84,399
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~30,357 million, ~~W~~42,473 million and ~~W~~46,685 million as of December 31, 2008, 2009 and 2010 and present value discount of ~~W~~27,314 million, ~~W~~8,478 million and ~~W~~1,252 million as of December 31, 2008, 2009 and 2010 (Notes 2, 13 and 24)		1,346,056		2,075,949		2,534,284	2,241,539
Inventories (Notes 2, 3 and 23)		34,974		119,890		149,643	132,357
Prepaid expenses		127,432		143,414		164,936	145,884
Current deferred income tax assets (Notes 2 and 17)		27,786		205,291		199,790	176,711
Currency swap (Notes 2 and 27)		8,236		—		—	—
Advanced payments and other		106,131		57,170		120,616	106,683

Total Current Assets		5,422,447		6,370,631		6,972,989	6,167,511

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 7, 12, 22, 23 and 24)		7,437,689		8,165,879		7,864,594	6,956,124
Intangible assets, net (Notes 2, 8 and 12)		3,978,145		3,992,325		3,740,643	3,308,547
Long-term financial instruments (Note 21)		114		6,580		264	234
Long-term investment securities (Notes 2 and 4)		3,105,295		2,536,659		1,684,244	1,489,690
Equity securities accounted for using the equity method
(Notes 2 and 5)		898,512		486,393		1,107,843	979,872
Long-term loans, net of allowance for doubtful accounts of ~~W~~26,376 million, ~~W~~32,114 million and ~~W~~31,186 million as of December 31, 2008, 2009 and 2010 (Notes 2 and 6)		155,360		91,830		89,956	79,565
Long-term accounts receivable — trade, net of present value discount of ~~W~~3,914 million and ~~W~~2,303 million as of December 31, 2009 and 2010 (Note 2)		—		32,392		22,418	19,828
Long-term accounts receivable — other, net of present value discount of ~~W~~45,464 million and nil as of December 31, 2008 and 2009		572,139		761,735		527,106	466,218
Guarantee deposits (Notes 13 and 24)		239,480		365,127		265,126	234,500
Long-term currency swap (Notes 2 and 27)		494,711		314,345		201,839	178,524
Non-current deferred income tax assets (Notes 2 and 17)		4,948		8,563		16,497	14,591
Other		164,831		73,797		158,185	139,914

Total Non-Current Assets		17,051,224		16,835,625		15,678,715	13,867,607

TOTAL ASSETS	~~W~~	22,473,671	~~W~~	23,206,256	~~W~~	22,651,704	$20,035,118

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — (Continued)

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2008		2009		2010		2010
	(In millions)						(In thousands)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 13, 21 and 24)	~~W~~	1,268,977	~~W~~	1,464,508	~~W~~	1,629,804	$1,441,539
Short-term borrowings (Notes 21 and 22)		627,657		677,235		529,568	468,396
Income taxes payable		328,403		395,720		259,967	229,937
Accrued expenses (Notes 2 and 26)		861,836		1,118,077		1,342,936	1,187,808
Withholdings		315,537		281,962		403,508	356,897
Current portion of long-term debt, net (Notes 2, 8, 9, 10 and 12)		936,009		805,946		1,601,229	1,416,265
Current portion of subscription deposits (Note 11)		8,281		7,511		5,137	4,544
Currency swap (Notes 2 and 27)		190,359		36,318		7,848	6,941
Interest rate swap (Notes 2 and 27)		—		—		7,546	6,674
Advanced receipts and other		91,762		107,660		127,758	113,000

Total Current Liabilities		4,628,821		4,894,937		5,915,301	5,232,001

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2, 9 and 22)		4,074,392		4,280,398		3,566,048	3,154,120
Long-term borrowings (Notes 10 and 22)		856,471		844,640		235,968	208,710
Subscription deposits (Note 11)		4,796		5,480		5,220	4,617
Long-term payables — other, net of present value discount of ~~W~~15,416 million, ~~W~~5,837 million and ~~W~~2,457 million as of December 31, 2008, 2009 and 2010 (Notes 2 and 8)		304,584		164,163		50,643	44,793
Obligations under finance lease (Notes 2, 12 and 22)		139,273		77,709		60,075	53,136
Accrued severance indemnities (Note 2)		53,815		57,655		62,904	55,638
Non-current deferred income tax liabilities, (Notes 2 and 17)		408,755		321,372		104,118	92,091
Long-term currency swap (Notes 2 and 27)		23,947		18,281		9,718	8,595
Long-term interest swap (Notes 2 and 27)		33,499		16,215		5,043	4,460
Guarantee deposits received and other (Notes 2, 21, 24 and 26)		120,878		180,781		158,017	139,765

Total Non-Current Liabilities		6,020,410		5,966,694		4,257,754	3,765,925

Total Liabilities		10,649,231		10,861,631		10,173,055	8,997,926

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 14)		44,639		44,639		44,639	39,483
Capital surplus (Note 14)		2,958,854		3,031,947		3,031,780	2,681,567
Capital adjustments:
Treasury stock (Notes 1 and 16)		(2,055,620)		(1,992,083)		(2,202,439)	(1,948,027)
Loss on disposal of treasury stock (Notes 16 and 17)		—		(716)		(716)	(633)
Other capital adjustment (Notes 2, 5 and 17)		(103,769)		(754,087)		(790,695)	(699,359)
Accumulated other comprehensive income (loss) (Note 18) :
Unrealized gains on valuation of long-term investment securities, net (Notes 2, 4 and 17)		407,842		998,588		793,977	702,262
Equity in other comprehensive gain (loss) of affiliates, net (Notes 2, 5 and 17)		(68,763)		(88,780)		(84,183)	(74,459)
Gain (loss) on valuation of currency swap, net (Notes 2, 17 and 27)		8,544		23,485		(51,142)	(45,234)
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 27)		(26,129)		(10,932)		(5,719)	(5,058)
Foreign-based operations’ translation adjustment (Note 2)		34,698		(7,055)		(13,301)	(11,765)
Retained earnings (Note 15)		9,448,185		9,909,753		10,603,399	9,378,559
Non-controlling interest in equity of consolidated subsidiaries (Note 2)		1,175,959		1,189,866		1,153,049	1,019,856

Total Stockholders’ Equity		11,824,440		12,344,625		12,478,649	11,037,192

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	22,473,671	~~W~~	23,206,256	~~W~~	22,651,704	$20,035,118

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	2008		2009		2010		2010
	(In millions except for per share data)						(In thousands except
							for per share data)

OPERATING REVENUE (Notes 2, 24 and 30)	~~W~~	13,951,013	~~W~~	14,512,347	~~W~~	15,435,373	$13,652,373

OPERATING EXPENSES (Notes 24 and 30):
Labor cost		(726,272)		(718,598)		(936,489)	(828,312)
Commissions paid		(4,884,061)		(5,140,173)		(5,498,329)	(4,863,196)
Depreciation and amortization (Notes 7 and 8)		(2,599,169)		(2,593,474)		(2,723,580)	(2,408,969)
Network interconnection		(1,327,417)		(1,317,696)		(1,316,296)	(1,164,246)
Leased line		(520,791)		(434,280)		(258,937)	(229,026)
Advertising		(361,773)		(341,366)		(339,775)	(300,526)
Research and development (Note 2)		(226,713)		(236,269)		(270,378)	(239,146)
Rent		(289,154)		(326,168)		(349,773)	(309,369)
Frequency usage		(163,938)		(159,740)		(178,815)	(158,159)
Repair		(226,771)		(253,467)		(253,053)	(223,822)
Provision for bad debts (Note 2)		(61,662)		(199,933)		(79,972)	(70,734)
Cost of goods sold (Note 2)		(180,590)		(338,030)		(634,614)	(561,307)
Other		(622,395)		(571,918)		(653,059)	(577,622)

Sub-total		(12,190,706)		(12,631,112)		(13,493,070)	(11,934,434)

OPERATING INCOME (Note 30)		1,760,307		1,881,235		1,942,303	1,717,939

OTHER INCOME:
Interest income		134,793		186,427		235,556	208,346
Foreign exchange and translation gains (Note 2)		478,375		152,282		27,121	23,988
Equity in earnings of affiliates (Notes 2 and 5)		24,894		28,685		29,675	26,247
Gain on valuation of short-term investment securities (Note 2)		—		14,086		—	—
Gain on disposal of property and equipment and intangible assets		9,971		27,228		11,030	9,756
Gain on transactions and valuation of derivatives (Notes 2 and 27)		265,144		109,306		7,951	7,033
Other		141,981		357,952		318,093	281,349

Sub-total		1,055,158		875,966		629,426	556,719

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)

							Translation into
							U.S. Dollars
	Korean Won						(Note 2)
	2008		2009		2010		2010
	(In millions except for per share data)						(In thousands except
							for per share data)

OTHER EXPENSES:
Interest and discounts		(365,934)		(439,921)		(397,051)	(351,186)
Donations		(100,119)		(71,155)		(123,293)	(109,051)
Foreign exchange and translation losses (Note 2)		(161,761)		(185,394)		(16,264)	(14,385)
Equity in losses of affiliates (Notes 2 and 5)		(47,104)		(88,597)		(59,070)	(52,247)
Loss on disposal of account receivable — other		—		(28,711)		—	—
Loss on disposal of property, equipment and intangible assets		(70,307)		(91,496)		(69,841)	(61,773)
Loss on transactions and valuation of derivatives (Notes 2 and 27)		(441,255)		(164,646)		(19,198)	(16,980)
External research and development cost (Note 2)		(72,993)		(56,867)		(81,582)	(72,158)
Other		(278,478)		(224,662)		(131,742)	(116,524)

Sub-total		(1,537,951)		(1,351,449)		(898,041)	(794,304)

INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX		1,277,514		1,405,752		1,673,688	1,480,354
INCOME TAX FOR CONTINUING OPERATION (Notes 2 and 17)		299,299		355,670		404,306	357,603
PREACQUISITION NET LOSS OF SUBSIDIARIES		32,664		—		23,406	20,702
INCOME(LOSS) FROM DISCONTINUED OPERATION (Note 2)		(38,541)		5,524		4,388	3,881

NET INCOME	~~W~~	972,338	~~W~~	1,055,606	~~W~~	1,297,176	$1,147,334

ATTRIBUTABLE TO:
Controlling interests	~~W~~	1,215,719	~~W~~	1,247,182	~~W~~	1,379,613	$1,220,249
Non-controlling interests		(243,381)		(191,576)		(82,437)	(72,915)

	~~W~~	972,338	~~W~~	1,055,606	~~W~~	1,297,176	$1,147,334

NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	16,554	~~W~~	17,173	~~W~~	19,098	$16.89

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	16,707	~~W~~	17,239	~~W~~	19,177	$16.96

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	16,409	~~W~~	16,981	~~W~~	18,811	$16.64

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	16,559	~~W~~	17,046	~~W~~	18,888	$16.71

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

							Accumulated
							Other				Non-		Total
	Common		Capital		Capital		Comprehensive		Retained		Controlling		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity
	(In millions of Korean won)

Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,924,960	~~W~~	(2,041,577)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633
Cumulative effect of change in accounting policies (Note 2)		—		31,146		(31,146)		—		—		—		—

Adjusted balance, January 1, 2008		44,639		2,956,106		(2,072,723)		1,591,258		8,914,970		253,383		11,687,633
Cash dividends (Note 20)		—		—		—		—		(609,711)		—		(609,711)
Interim dividends (Note 20)		—		—		—		—		(72,793)		—		(72,793)
Net income		—		—		—		—		1,215,719		(243,381)		972,338
Conversion rights (Notes 9 and 14)		—		1,544		—		—		—		—		1,544
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(75,329)		—		—		—		(75,329)
Equity in capital surplus changes of affiliates		—		481		—		—		—		—		481
Equity in other capital adjustment changes of affiliates		—		—		2,706		—		—		—		2,706
Treasury stock (Note 16)		—		723		(14,137)		—		—		—		(13,414)
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		94		—		—		—		94
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		(1,216,771)		—		—		(1,216,771)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(70,490)		—		—		(70,490)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		60,262		—		—		60,262
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		20,360		—		—		20,360
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		(28,427)		—		—		(28,427)
Increase in non-controlling interest in equity of consolidated subsidiaries		—		—		—		—		—		1,165,957		1,165,957

Balance, December 31, 2008	~~W~~	44,639	~~W~~	2,958,854	~~W~~	(2,159,389)	~~W~~	356,192	~~W~~	9,448,185	~~W~~	1,175,959	~~W~~	11,824,440

Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,958,854	~~W~~	(2,159,389)	~~W~~	356,192	~~W~~	9,448,185	~~W~~	1,175,959	~~W~~	11,824,440
Cash dividends (Note 20)		—		—		—		—		(609,203)		—		(609,203)
Interim dividends (Note 20)		—		—		—		—		(72,345)		—		(72,345)
Net income		—		—		—		—		1,247,182		(191,576)		1,055,606
Equity in retained earnings changes of affiliates, net (Notes 2 and 5)		—		—		—		—		(11,589)		—		(11,589)
Conversion rights (Notes 9 and 14)		—		73,622		—		—		—		—		73,622
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		21,663		—		—		—		21,663
Equity in capital surplus changes of affiliates		—		193		—		—		—		—		193
Equity in capital adjustment changes of affiliates		—		—		(5,346)		—		—		—		(5,346)
Treasury stock (Note 16)		—		—		(28,939)		—		—		—		(28,939)
Loss on disposal of treasury stock (Notes 16 and 17)		—		(722)		91,760		—		(92,477)		—		(1,439)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		590,746		—		—		590,746
Equity in other comprehensive
income changes of affiliates, net (Notes 2 and 5)		—		—		—		(20,017)		—		—		(20,017)
Difference between the acquisition cost and net book value incurred
from the business acquisition between companies under common control		—		—		(666,635)		—		—		—		(666,635)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(41,753)		—		—		(41,753)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		14,941		—		—		14,941
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		15,197		—		—		15,197
Increase in non-controlling interest in equity of consolidated subsidiaries		—		—		—		—		—		205,483		205,483

Balance, December 31, 2009	~~W~~	44,639	~~W~~	3,031,947	~~W~~	(2,746,886)	~~W~~	915,306	~~W~~	9,909,753	~~W~~	1,189,866	~~W~~	12,344,625

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

							Accumulated
							Other				Non-		Total
	Common		Capital		Capital		Comprehensive		Retained		Controlling		Stockholders’
	Stock		Surplus		Adjustments		Income		Earnings		Interest		Equity
	(In millions of Korean won)

Balance, January 1, 2010	~~W~~	44,639	~~W~~	3,031,947	~~W~~	(2,746,886)	~~W~~	915,306	~~W~~	9,909,753	~~W~~	1,189,866	~~W~~	12,344,625
Cash dividends (Note 20)		—		—		—		—		(607,698)		—		(607,698)
Interim dividends (Note 20)		—		—		—		—		(72,345)		—		(72,345)
Net income		—		—		—		—		1,379,613		(82,437)		1,297,176
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(7,971)		—		—		—		(7,971)
Equity in capital surplus changes of affiliates		—		(167)		—		—		—		—		(167)
Equity in capital adjustment changes of affiliates		—		—		(28,637)		—		—		—		(28,637)
Treasury stock (Note 16)		—		—		(210,356)		—		—		—		(210,356)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		(204,611)		—		—		(204,611)
Equity in retained earnings changes of affiliate		—		—		—		—		(5,924)		—		(5,924)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		4,597		—		—		4,597
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(6,246)		—		—		(6,246)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		(74,627)		—		—		(74,627)
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		5,213		—		—		5,213
Increase in non-controlling interest in equity of consolidated subsidiaries		—		—		—		—		—		45,620		45,620

Balance, December 31, 2010	~~W~~	44,639	~~W~~	3,031,780	~~W~~	(2,993,850)	~~W~~	639,632	~~W~~	10,603,399	~~W~~	1,153,049	~~W~~	12,478,649

	(In thousands of U.S. dollars) (Note 2 a)
Balance, January 1, 2010		$39,483		$2,681,715		$(2,429,583)		$809,576		$8,765,038		$1,052,420		$10,918,649
Cash dividends (Note 20)		—		—		—		—		(537,500)		—		(537,500)
Interim dividends (Note 20)		—		—		—		—		(63,989)		—		(63,989)
Net income		—		—		—		—		1,220,249		(72,915)		1,147,334
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(7,050)		—		—		—		(7,050)
Equity in capital surplus changes of affiliates		—		(148)		—		—		—		—		(148)
Equity in other capital adjustment changes of affiliates		—		—		(25,329)		—		—		—		(25,329)
Treasury stock (Note 16)		—		—		(186,057)		—		—		—		(186,057)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		(180,975)		—		—		(180,975)
Equity in retained earnings of consolidated subsidiary previously accounted for as an equity method investee		—		—		—		—		(5,239)				(5,239)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		4,066		—		—		4,066
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(5,525)		—		—		(5,525)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		(66,007)		—		—		(66,007)
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		4,611		—		—		4,611
Increase in non-controlling interest in equity of consolidated subsidiaries		—		—		—		—		—		40,351		40,351

Balance, December 31, 2010		$39,483		$2,681,567		$(2,648,019)		$565,746		$9,378,559		$1,019,856		$11,037,192

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2008		2009		2010		2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	972,338	~~W~~	1,055,606	~~W~~	1,297,176	$1,147,334

Expenses not involving cash payments :
Provision for severance indemnities		92,501		55,711		86,797	76,771
Depreciation and amortization		2,755,360		2,730,008		2,868,768	2,537,385
Allowance for doubtful accounts		70,662		216,663		96,324	85,197
Foreign currency translation loss		132,152		5,314		1,785	1,579
Equity in losses of affiliates		47,104		88,597		59,070	52,247
Loss on disposal of account receivable-other		—		28,711		—	—
Loss on disposal of property, equipment
and intangible assets		70,307		91,496		69,841	61,773
Loss on transaction and valuation of derivatives		441,255		164,646		19,198	16,980
Amortization of discounts on bonds		31,572		31,736		39,265	34,729
Loss from discontinued operation		38,541		—		—	—
Other expenses		269,785		178,460		57,161	50,558

Sub-total		3,949,239		3,591,342		3,298,209	2,917,219

Income not involving cash receipts:
Foreign translation gain		428,575		122,268		16,813	14,871
Equity in earnings of affiliates		24,894		28,685		29,675	26,247
Gain on valuation of trading securities		—		14,086		—	—
Gain on disposal of property, equipment
and intangible assets		9,971		27,228		11,030	9,756
Gain on transactions and valuation of derivatives		265,144		109,306		7,951	7,033
Interest income		1,779		56,448		10,424	9,220
Gain from discontinued operation		—		5,524		4,388	3,881
Other		23,733		118,750		195,168	172,623

Sub-total		754,096		482,295		275,449	243,631

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		68,214		(217,896)		14,157	12,522
Accounts receivable — other		(384,298)		(811,129)		(475,547)	(420,615)
Inventories		(65,935)		(187,673)		(102,428)	(90,596)
Prepaid expenses		8,618		47,310		20,632	18,249
Advanced payments and other		(57,241)		(18,775)		(89,520)	(79,179)
Long-term accounts receivables — other		514		(284,085)		213,479	188,819
Accounts payable		(102,436)		190,718		167,995	148,589
Income taxes payable		118,011		73,431		(154,488)	(136,642)
Accrued expenses		405,081		292,573		204,507	180,884
Withholdings		70,431		(36,382)		133,643	118,205
Current portion of subscription deposits		(1,519)		(560)		(42,351)	(37,459)
Advance receipts and other		(24,004)		15,507		20,350	17,999
Deferred income taxes		(194,416)		(254,891)		(121,182)	(107,184)
Dividends received from affiliates		1,214		—		3,402	3,009
Severance indemnity payments		(106,241)		(37,953)		(63,185)	(55,886)
Deposits for group severance indemnities and other		(610,456)		(2,215)		(28,379)	(25,101)

Sub-total		(874,463)		(1,232,020)		(298,915)	(264,386)

Net Cash Provided by Operating Activities		3,293,018		2,932,633		4,021,021	3,556,536

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2008		2009		2010		2010

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment securities, net	~~W~~	(4,767)	~~W~~	14,130	~~W~~	168,316	$148,873
Decrease in short-term financial instruments, net		174,441		—		—	—
Collection of short-term loans		212,896		349,658		223,704	197,863
Proceeds from sales of long-term investment securities		382,740		1,966,866		713,873	631,411
Collection of long-term loans		10,646		43,183		18,561	16,417
Decrease in long-term financial instruments		16,159		10,809		299	264
Proceeds from sales of equity securities accounted
for using the equity method		8,292		10,663		58,431	51,681
Proceeds from disposal of consolidated subsidiary		—		166		—	—
Decrease in guarantee deposits		26,201		38,304		109,010	96,418
Decrease in other non-current assets		37,667		41,111		25,788	22,809
Proceeds from disposal of property and equipment		45,057		66,934		94,670	83,734
Proceeds from disposal of intangible assets		9,425		5,007		6,971	6,166
Cash inflows from transaction of derivatives		727		86,094		1,255	1,110

Sub-total		919,484		2,632,925		1,420,878	1,256,746

Cash outflows from investing activities:
Increase in short-term financial instruments, net	~~W~~	—	~~W~~	2,994	~~W~~	199,576	$176,522
Increase in short-term investment securities, net		40		—		—	—
Increase in short-term loans		239,413		260,071		221,338	195,770
Increase in long-term financial instruments		6,080		6,516		55	49
Acquisition of long-term investment securities		28,910		539,036		146,941	129,967
Increase in long-term loans		34,090		20,766		36,052	31,887
Acquisition of equity securities accounted for using
the equity method		595,281		107,401		693,945	613,785
Increase in equity of consolidated subsidiaries		1,093,104		—		—	—
Increase in guarantee deposits		57,287		60,597		122,098	107,994
Increase in other non-current assets		94,623		107,835		52,964	46,845
Acquisition of property and equipment		2,236,440		2,162,255		2,144,674	1,896,934
Acquisition of intangible assets		147,680		118,828		126,653	112,023
Acquisition of lease line business		—		894,783		—	—
Cash outflows from transaction of currency swap		263,495		177,848		35,260	31,187

Sub-total		4,796,443		4,458,930		3,779,556	3,342,963

Net Cash Used in Investing Activities		(3,876,959)		(1,826,005)		(2,358,678)	(2,086,217)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

							In Thousands
							of U.S. Dollars
	In Millions of Korean Won						(Note 2 a)
	2008		2009		2010		2010

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds payable	~~W~~	1,307,679	~~W~~	1,114,938	~~W~~	148,308	$131,176
Proceeds from short-term borrowings		468,958		348,505		289,246	255,834
Proceeds from long-term borrowings		510,577		9,885		108,044	95,563
Increase in guarantee deposits received and other		4,533		18,228		53,656	47,459
Proceeds from disposal of treasury stock		42,246		—		—	—
Increase in equity of consolidated subsidiaries		64,403		76,938		—	—

Sub-total		2,398,396		1,568,494		599,254	530,032

Cash outflows from financing activities:
Repayment of short-term borrowings		—		1,007,618		324,327	286,863
Repayment of current portion of long-term debt		558,107		851,142		579,334	512,413
Repayment of long-term borrowings		193,400		111,560		235,281	208,103
Repayment of bonds payable		—		60,216		365,140	322,961
Payment of dividends		682,504		681,548		680,043	601,489
Acquisition and retirement of treasury stock		62,134		28,939		210,356	186,057
Decrease in equity of consolidated subsidiaries		24,862		10,211		9,025	7,982
Other		10,567		24,251		14,036	12,414

Sub-total		1,531,574		2,775,485		2,417,542	2,138,282

Net Cash Provided by (Used in) Financing Activities		866,822		(1,206,991)		(1,818,288)	(1,608,250)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES (Note 2)		37,371		(7,405)		(5,222)	(4,619)

NET INCREASE IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		36,413		46,258		(18,242)	(16,135)

PREACQUISITION CASH FLOWS OF SUBSIDIARIES		17,250		—		(23,406)	(20,702)

CASHFLOWS FROM DISCONTINUED OPERATION (Note 2)		(248,437)		3,969		27,398	24,233

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		125,478		(57,541)		(175,417)	(155,154)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 28)		885,989		1,011,467		953,926	843,734

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 29)	~~W~~	1,011,467	~~W~~	953,926	~~W~~	778,509	$688,580

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and London Stock Exchange. As of December 31, 2010, the Company’s total issued shares are held by the following:

		Percentage of
	Number of Shares	Total Shares Issued (%)
	(Unaudited)

SK Group	18,748,452	23.22
POSCO	2,341,569	2.90
Institutional investors and other minority stockholders	50,004,978	61.93
Treasury stock	9,650,712	11.95

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,130.60 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2010. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Principles of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of December 31, 2008, 2009 and 2010. Controlled subsidiaries include (a) majority-owned entities by SK Telecom or its controlled subsidiaries and (b) other entities where SK Telecom or its controlled subsidiaries

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

own more than 30% of total outstanding common stock and is the largest stockholder. Meanwhile, if the total assets of the controlled subsidiaries at the beginning of fiscal year were less than ~~W~~10 billion, those investees are excluded and accounted for using the equity method in accordance with Korean GAAP. All intercompany balances and transactions have been eliminated in the consolidation procedures.

	Year of		Ownership Percentage (%)
Subsidiary	Establishment	Primary Business	2008	2009	2010

SK Broadband Co., Ltd.	1997	Telecommunication services	43.4	50.6	50.6
SK Communications Co., Ltd.	1999	Internet website services	65.7	64.8	64.7
SK Telink Co., Ltd.	1998	Telecommunication services	90.8	90.8	83.5
PS&Marketing Corporation	2009	Communications device retail business	—	100.0	100.0
PAXNet Co., Ltd.	1999	Internet website services	59.7	59.7	59.7
F&U Credit information Co., Ltd.	1998	Credit and collection services	50.0	50.0	50.0
Loen Entertainment, Inc.	1982	Release of music disc	63.5	63.5	63.5
Ntreev Soft Co., Ltd.	2003	Game software	63.7	63.7	63.7
Commerce Planet Co., Ltd.	1997	Online shopping mall operation agency	100.0	100.0	100.0
Stonebridge Cinema Fund	2005	Investment association	72.2	72.2	57.0
SK i-media Co., Ltd.	2006	Game software	100.0	100.0	100.0
Broadband Media Co., Ltd.	1997	Multimedia contents	100.0	100.0	100.0
Broadband CS Co., Ltd.	1998	Telemarketing services	—	100.0	100.0
Service ace Co., Ltd.	2010	Telemarketing services	—	—	100.0
Service Top Co., Ltd.	2010	Telemarketing services	—	—	100.0
Network O&S Co., Ltd.	2010	Network managed services	—	—	100.0
K-net Culture and Contents Venture Fund	2008	Investment association	59.0	59.0	59.0
2nd Benex Focus Investment Fund	2008	Investment association	66.7	66.7	66.7
Benex Movie Expert Fund	2009	Investment association	46.6	46.6	46.6
Open Innovation Fund	2008	Investment association	98.5	98.5	98.9
Benex Sector Limited Partnership IV	2008	Investment association	—	—	49.7
BMC Digital Culture and Contents Fund	2008	Investment association	39.8-	39.8	39.8
The Contents Com Co., Ltd.	2005	Software	—	—	100.0
PREGM Co., Ltd.	1999	Production of movies and videos	—	—	56.7
SK Telecom China Holdings Co., Ltd.	2007	Investment	100.0	100.0	100.0
Sky Property Mgmt., Ltd.	2008	Real Estate Investment	60.0	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	2000	Manufacturing	65.5	65.5	65.5
SKT Vietnam PTE., Ltd.	2000	Telecommunication services	73.3	73.3	73.3
SKT Americas, Inc.	1995	Internet website services	100.0	100.0	100.0
SK Telecom Global Investment B.V	2008	Investment Association	100.0	100.0	100.0
Technology Venture Fund, LP	2010	Research and Development	—	—	100.0
YTK Investment Ltd	2010	Investment Association	—	—	100.0
SK Technology Innovation Company	2010	Research and Development	—	—	49.0

Effective January 1, 2010, Service ace Co., Ltd., Service Top Co., Ltd., Network O&S Co., Ltd. and YTK Investment Ltd. are included in the consolidation of the accompanying consolidated financial statements as these companies are the wholly-owned subsidiaries of the Company. SK Technology Innovation Company is included in the consolidation of the accompanying consolidation financial statements as the Company owns more than 30% of total outstanding common stock and became the largest stockholder.

Effective January 1, 2010, Technology Venture Fund, LP. and Broadband CS Co., Ltd., are included in the consolidation of the accompanying consolidated financial statements as their total assets at the beginning of that fiscal year were more than ~~W~~10 billion, in accordance with Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2010, Benex Sector Limited Partnership IV, The Contents Com Co., Ltd. and PREGM Co., Ltd. are included in the consolidation of the accompanying consolidated financial statements as the Company acquired controlling equity interest of the companies.

Effective January 1, 2010, The Second Music Investment Fund of SK-PVC, SK Telecom China Co., Ltd. and SK Telecom Advanced Tech & Service Center (STC) are excluded from the consolidation as its total assets at the beginning of that fiscal year were less than ~~W~~10 billion, in accordance with Korean GAAP and are subsequently accounted for under the equity method.

On April 26, 2010, the Company disposed of 11,170,014 shares of IHQ, Inc. and as of December 31, 2010 has 3,790,330 shares, 9.4% of IHQ, Inc., remaining.

SK-KTB Music Investment Fund is excluded from the consolidation as the Company liquidated SK-KTB Music Investment Fund during October 2010, SK-KTB Music Investment Fund’s operation in the consolidated income statement is treated as a discontinued operation, and accordingly is presented as a single item between income tax expenses for continuing operation and net income. Refer to Note 2(ab)

TU Media Corp. is excluded from the consolidation as it merged into SK Telink Co., Ltd. during the year ended December 31, 2010.

c.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk from changes in interest rates, and with original maturities of three months or less.

d.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectability of individual accounts and historical bad debt experience.

Details of changes in the allowance for doubtful accounts receivable — trade for 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Beginning balance	~~W~~	93,551	~~W~~	150,320	~~W~~	233,078
Write-offs		(50,065)		(115,720)		(64,969)

Net		43,486		34,600		168,109
Provision for doubtful accounts receivable-trade		61,662		199,933		79,972
Provision for doubtful accounts receivable-trade for the discontinued operation		1,311		158		16
Increase (decrease) due to the changes in consolidated subsidiaries		43,861		(1,613)		881

End of year	~~W~~	150,320	~~W~~	233,078	~~W~~	248,978

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Inventories

Inventories are stated at the acquisition cost using the following methods:

Assets	Methods

Inventories from E-commerce business	Moving average method
Replacement units for wireless telecommunication facilities and supplies for sales promotion	Moving average method
Wireless device	Individual method
Books and CDs	FIFO

During the year, perpetual inventory systems are used to value inventories, which are adjusted to the physical inventory counts performed at the year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. Valuation loss of ~~W~~921 million was recorded for the year ended December 31, 2010 and reversal of allowance for inventory valuation loss of ~~W~~168 million and ~~W~~373 million were recorded for the years ended December 31, 2008 and 2009, respectively.

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

k.	Government Subsidy

Government subsidy which has been received, in cash, that has not been used as of the reporting period end, is presented on the face of the statements of financial position, as net of cash and cash equivalents.

For government subsidy which has been used for the acquisition of certain assets, is accounted for as a deduction from the acquisition cost of the acquired assets. Such subsidy amount is offset against the depreciation or

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortization of the acquired assets during such assets’ useful life. Government subsidy, which is required to be repaid, is recorded as a liability in the Statements of financial position. Government subsidy with no repayment obligation, which is used to purchase a designated asset or to develop a certain technology, is presented as a deduction of the related asset and is amortized against the depreciation or amortization expense of the related asset. Government subsidy, contributed to compensate for specific expenses, is offset against the related expenses as incurred.

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

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available-for-sale investments in listed companies) and intangible assets are significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment losses. Impairment losses for the years ended December 31, 2008, 2009 and 2010 were ~~W~~12,733 million, ~~W~~7,256 million and ~~W~~31,864 million, respectively.

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

SK Telecom and certain domestic subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~68,559 million, ~~W~~76,383 million and ~~W~~96,266 million as of December 31, 2008, 2009 and 2010, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, SK Telecom and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~27 million, ~~W~~6 million and ~~W~~6 million as of December 31, 2008, 2009 and 2010, respectively, are deducted from accrued severance indemnities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in accrued severance indemnities for 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Beginning net balance	~~W~~	44,322	~~W~~	53,815	~~W~~	57,655
Provision for continuing operation		92,501		55,711		86,797
Provision for discontinued operation		593		372		276
Payments to employees for continuing operation		(106,241)		(37,953)		(63,185)
Payments to employees for discontinued operation		(796)		(403)		(381)
Net increase (decrease) due to the changes in consolidated subsidiaries		44,718		(4,349)		1,360
Changes in deposits for severance indemnities		(21,282)		(9,538)		(19,618)

Ending net balance	~~W~~	53,815	~~W~~	57,655	~~W~~	62,904

Ending balance:
Accrued severance indemnities	~~W~~	122,401	~~W~~	134,044	~~W~~	159,176
Deposits with insurance companies		(68,559)		(76,383)		(96,266)
National Pension Fund		(27)		(6)		(6)

Net balance	~~W~~	53,815	~~W~~	57,655	~~W~~	62,904

r.	Accounting for Leases

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

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~226,713 million, ~~W~~236,269 million and ~~W~~270,378 million for the years ended December 31, 2008, 2009 and 2010, respectively, and external research and development costs

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of ~~W~~72,993 million, ~~W~~56,867 million and ~~W~~81,582 million for the years ended December 31, 2008, 2009 and 2010, respectively.

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

u.	Accounting for Foreign Currency Transactions and Translation Adjustment

SK Telecom and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the end of the reporting periods, which, for U.S. dollars, were ~~W~~1,257.50=US$1, ~~W~~1,167.60=US$1 and ~~W~~1,138.90=US$1 at December 31, 2008, 2009 and 2010, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

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

The Company’s revenue is principally derived from telecommunication service including data services and wireless device sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are recognized when the activation service was performed.

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

z.	Handset Subsidies to Long-term Mobile Subscribers

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

aa.	Use of Estimates

The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.

ab.	Discontinued Operation

When a subsidiary is disposed during the year, the results of its operations are treated as a discontinued operation in the consolidated income statement and presented as a separate item between income tax expense for continuing operation and net income. Meanwhile, comparative financial statements for the years ended December 31, 2008 and 2009 were restated and separately present discontinued operation and cash flows relating to discontinued operation for the current year.

As a result of resolution of the Board of Directors on April 26, 2010, the Company sold its shares of IHQ Inc., a subsidiary of the Company. Accordingly, the Company presents the related income and loss in aggregate with other

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discontinued operations during the period, as a separate item. The results of the IHQ Inc.’s discontinued operation for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Revenue	~~W~~	44,828	~~W~~	42,954	~~W~~	19,357
Operating expense		(53,825)		(45,695)		(21,137)
Other income (expense)		(7,674)		(2,053)		5,280
Income tax benefit		—		—		—

Net loss (income)	~~W~~	(16,671)	~~W~~	(4,794)	~~W~~	3,500

Cash flows from IHQ, Inc.’s discontinued operation for the years ended December 31, 2008, 2009, and 2010 are as follows (In millions of Korean won):

	2008		2009		2010

Operating activities	~~W~~	1,510	~~W~~	162	~~W~~	472
Investing activities		(4,035)		(119)		17,729
Financing activities		2,596		1,900		—

Net	~~W~~	71	~~W~~	1,943	~~W~~	18,201

As the Company liquidated SK-KTB Music Investment fund (“SK-KTB”), a subsidiary of the Company, during October 2010, the Company presents the related income and loss in aggregate with other discontinued operations during the period, as a separate item. The details from SK-KTB’s discontinued operation for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Revenue	~~W~~	83	~~W~~	165	~~W~~	915
Operating expense		(166)		(114)		(280)
Other income (expense)		(394)		(511)		253
Income tax expense		—		—		—

Net income	~~W~~	(477)	~~W~~	(460)	~~W~~	888

Cash flows from SK-KTB’s discontinued operation for the years ended December 31, 2008, 2009, and 2010 are as follows (In millions of Korean won):

	2008		2009		2010

Operating activities	~~W~~	862	~~W~~	516	~~W~~	920
Investing activities		5,735		(2,103)		8,277
Financing activities		—		—		—

Net	~~W~~	6,597	~~W~~	(1,587)	~~W~~	9,197

As a result of resolution of the board of directors on July 23, 2009, SK Communications Co., Ltd., a subsidiary of the Company, sold the Spicus division and the Company’s telephone english education division (“Spicus”), to

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Spicus Inc., a subsidiary of Altos Ventures, on August 1, 2009. The results of the Spicus’ discontinued operation for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008		2009

Revenue	~~W~~	3,384	~~W~~	2,770
Operating expense		(5,120)		(3,653)
Other income (expense)		—		671
Income tax expense		477		51

Net income	~~W~~	(1,259)	~~W~~	(161)

Cash flows from Spicus’ discontinued operation for the years ended December 31, 2008 and 2009 are as follows (In millions of Korean won):

	2008		2009

Operating activities	~~W~~	(1,531)	~~W~~	(1,069)
Investing activities		(23)		(112)
Financing activities		—		—

Net	~~W~~	(1,554)	~~W~~	(1,181)

SK Communications Co., Ltd., a subsidiary of the Company, sold all shares of Etoos Co., Ltd. to Cheong Sol as a resolution of the Board of Directors on October 19, 2009 and, as the payment, received a convertible bond, the face value of ~~W~~50 billion. As a result, the Company presented its business of Etoos Co., Ltd. as discontinued operation and the details from Etoos Co., Ltd’s discontinued operation for the years ended December 31, 2008 and 2009 are as follows (in millions of Korean won):

	2008		2009

Revenue	~~W~~	21,676	~~W~~	19,357
Operating expense		(18,699)		(20,547)
Other income (expense)		(2,874)		15,782
Income tax expense		(28)		(3,653)

Net income	~~W~~	75	~~W~~	10,939

Cash flows from Etoos Co., Ltd.’s discontinued operation for the years ended December 31, 2008 and 2009 are as follows (In millions of Korean won):

	2008		2009

Operating activities	~~W~~	3,076	~~W~~	224
Investing activities		(112)		4,570
Financing activities		—		—

Net	~~W~~	2,964	~~W~~	4,794

On August 22, 2008, the Company disposed of its investment in Helio LLC (“Helio”) which was incorporated to provide cellular telephone communication service in the US to Virgin Mobile USA in accordance with the agreement entered into on June 27, 2008. As a result, the operation of Helio was presented as discontinued operation

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and, the details from Helio’s discontinued operation for the years ended December 31, 2007 and 2008 are as following (in millions of Korean won):

	2008

Revenue	~~W~~	116,607
Operating expense		(230,478)
Other income (expense)		(15,917)
Income tax expense		109,579
Preacquisition net loss for subsidiary		—

Net income	~~W~~	(20,209)

Cash flows from Helio’s discontinued operation for the year ended December 31, 2008 are as follows (In millions of Korean won):

	2008

Operating activities	~~W~~	(213,899)
Investing activities		(51,631)
Financing activities		9,015

Net	~~W~~	(256,515)

ac.	Reclassification in the prior year’s financial statements

For the purpose of improving the quality of the Company’s report, certain reclassifications have been made in the prior year’s financial statements to conform to the classifications used in the current year. The reclassification of prior year’s financial statements had no impact on equity or net income.

3.	INVENTORIES

Inventories as of December 31, 2008, 2009 and 2010 consist of the following (in millions of Korean won):

	2008		2009		2010

Merchandise	~~W~~	17,032	~~W~~	114,015	~~W~~	144,647
Finished goods		4,079		2,324		3,406
Semi-finished goods		509		618		475
Raw materials		13		836		2,236
Supplies		14,105		2,488		1,077

Total		35,738		120,281		151,841
Less allowance for valuation loss		(764)		(391)		(2,198)

Net	~~W~~	34,974	~~W~~	119,890	~~W~~	149,643

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENT SECURITIES

a.	Short-term Investment Securities

Short-term investment securities as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	Acquisition Cost		Fair Value
	at December 31,		at December 31,		Carrying Amount
	2010		2010		2008		2009		2010

Trading Securities (Note)	~~W~~	200,000	~~W~~	200,000	~~W~~	367,001	~~W~~	370,125	~~W~~	200,000
Current portion of long-term investment securities		161,058		195,929		5,912		6,598		195,929

Total	~~W~~	361,058	~~W~~	395,929	~~W~~	372,913	~~W~~	376,723	~~W~~	395,929

(Note)	The Company’s trading securities are all beneficiary certificates as of December 31, 2010, and distributions arising from beneficiary certificates are accounted for as accrued income.

b.	Long-term Investment Securities

Long-term investment securities as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Available-for-sale equity securities	~~W~~	3,102,833	~~W~~	2,096,297	~~W~~	1,847,788
Available-for-sale debt securities		8,261		445,954		32,385
Held-to-maturity securities		113		1,006		—

Total		3,111,207		2,543,257		1,880,173
Less current portion		(5,912)		(6,598)		(195,929)

Long-term portion	~~W~~	3,105,295	~~W~~	2,536,659	~~W~~	1,684,244

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(1)  Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, except for share data):

	December 31, 2010							Carrying Amount
	Number	Ownership	Acquisition
	of Shares	Percentage (%)	Cost		Fair Value			2008		2009		2010

Investments in listed companies
SK C&C Co., Ltd. (note a)	2,050,000	4.1	~~W~~	68,559	~~W~~	178,760		~~W~~	676,716	~~W~~	201,600	~~W~~	178,760
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781		8,527			5,636		6,995		8,527
KRTnet Corporation	234,150	4.4		1,171		1,520			1,098		1,573		1,520
POSCO	2,481,310	2.8		332,662		1,209,639			942,898		1,533,450		1,209,639
DAEA TI Co., Ltd.	—	—		—		—			89		—		—
Extended Computing Environment Co., Ltd.	—	—		—		—			40		—		—
nTels Co., Ltd.	205,200	6.2		34		871			504		1,161		871
IHQ, Inc. (note b)	3,790,770	9.4		3,830		6,823			—		—		6,823
Qualcomm Inc. (note k)	—	—		—		—			2,514		—		—
China Unicom Ltd. (note k)	—	—		—		—			1,357,648		—		—
LG Powercomm Co., Ltd. (note k)	—	—		—		—			39,433		—		—
Sprint Nextel (note c)	—	—		—		—			—		74,215		—
Barunson	338,686	0.5		591		667			—		—		667
De Chocolate E&TF Co., Ltd.	—	—		—		—			660		—		—
Tesla Motors Inc.	83,017	—		2,845		2,518			—		—		2,518
Medifron DBT Co., Ltd.	—	—		—		—			246		—		—
C.C.S. Inc. and other	—	—		2,313		451			1,604		3,935		451

sub-total				417,786		1,409,776			3,029,086		1,822,929		1,409,776

Investments in non-listed companies
The Korea Economic Daily	2,585,069	13.8		13,964		(note g	)		13,964		13,964		13,964
Skytel Co. Ltd. (note e)	1,130,834	17.0		1,251		14,811			—		—		14,811
Dreamline Corp. (note d)	1,520,373	8.9		16,160		8,695			8,519		8,849		8,695
iFinanceGlobal Co., Ltd	6,593	15.3		23,076		(note g	)		—		—		23,076
Other				156,033		(note f,g	)		28,823		21,719		25,462

sub-total				210,484					51,306		44,532		86,008

Investments in funds
Global Opportunities Breakaway Fund (note h)				244,183		256,882			—		175,140		256,882
Others (note i, j)				100,810		(note c,g	)		22,441		53,696		95,122

sub-total				344,993					22,441		228,836		352,004

Total			~~W~~	973,263				~~W~~	3,102,833	~~W~~	2,096,297	~~W~~	1,847,788

Less: current portion				(70,050)					—		—		(193,811)
Long-term portion			~~W~~	903,213				~~W~~	3,102,833	~~W~~	2,096,297	~~W~~	1,653,977

(note a)	During the year ended December 31, 2009, the common stocks of SK C&C, the Company’s ultimate parent company, were listed on the Stock Market of Korea Exchange through an initial public offering (“IPO”), Upon SK C&C’s IPO, the Company sold 10,500,000 shares for ~~W~~307,558 million resulting in gain on disposal of ~~W~~65,109 million. The Company additionally disposed 2,450,000 shares for ~~W~~202,333 million resulting in gain on disposal of ~~W~~145,762 million during the year ended December 31,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010. The Company recorded the remaining investment of 2,050,000 shares at its market value of ~~W~~87,200 per share as of December 31, 2010. Meanwhile, the Company classified this security as short-term investment securities as the Company intends to dispose the security within one year. As of December 31, 2010, the Company accounted for accumulated gain on valuation of investments in the amount of ~~W~~99,620 million (net of tax effect ~~W~~31,805 million) as unrealized gain on valuation of investments and treated as other comprehensive income.

(note b)	The Company disposed of 11,170,014 shares of IHQ Inc. stock during the year and has 3,790,330 shares (9.4% ownership) as of December 31, 2010. As a result, the Company reclassified book value of the remaining shares from equity securities accounted for using the equity method to available-for-sale securities.

(note c)	The investment in common stock of Sprint Nextel and others were sold during the year ended December 31, 2010 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(note d)	The Company recorded its investment in common stock of Dreamline Corp. at its fair value (~~W~~5,719 per share) estimated using market approach and income approach valuation method and related unrealized losses on valuation of the investment are recorded in accumulated other comprehensive loss.

(note e)	For the year ended December 31, 2010, the Company entered into a transfer agreement for common stock of Skytel Co., Ltd. and in accordance with the agreement, the Company sold 820,943 shares for the year ended December 31, 2010 and plans to dispose of its remaining shares in 2011. As a result, the Company reclassified the remaining shares from equity securities accounted for using the equity method to short-term investment securities and recorded the shares at their estimated selling price of ~~W~~14,811 million as of December 31, 2010.

(note f)	During the year ended 31, 2009, the Company recorded ~~W~~6,245 million of impairment loss on investments in Mobinex Inc., Idea Culture Ltd., Alereon, Inc. as the Company deemed that the carrying amounts may not be recoverable in the future.

(note g)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(note h)	The Company entered into a partnership arrangement with a foreign private equity fund during 2009. The Company recorded ~~W~~9,905 million (net tax effect of ~~W~~2,794 million), the difference between the acquisition cost and fair value as long term unrealized loss on valuation of investments as of December 31, 2010. The agreed aggregate investment amount is $200 million and the entire amount has been invested as of December 31, 2010.

(note i)	During the year ended 31, 2010, YTK Investment Ltd., the Company’s subsidiary, entered into a partnership arrangement with a domestic private equity fund. The agreed aggregate investment amount is $23 million and the entire amount has been invested as of December 31, 2010.

(note j)	During the year ended 31, 2010, YTK Investment Ltd., the Company’s subsidiary, entered into a partnership arrangement with a foreign private equity fund. The agreed aggregate investment amount is $200 million and $12 million has been invested as of December 31, 2010.

(note k)	The investments in common stock of China Unicom Ltd. and others were all sold during the year ended December 31, 2009 and the difference between the disposal price (~~W~~1,655,085 million) and acquisition cost was recorded as gain or loss on disposal of long -term investment securities.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(2).  Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

		Acquisition Cost
		at December 31,		Carrying Amount
	Maturity	2010		2008		2009		2010

Public bonds	(note a)	~~W~~	429	~~W~~	1,260	~~W~~	475	~~W~~	429
Closed beneficiary certificates			—		3,551		9		—
Bond-type beneficiary certificates	(note b)		—		1,868		305,668		—
Hybrid Tier 1			100		—		—		114
Subordinated corporate bonds (note c)			—		—		90,980		—
Convertible bonds of MagicTech (note d)	Mar. 2 2011		1,818		—		1,818		—
Convertible bonds of Spicus, Inc. (note e)	Aug. 31, 2014		1,492		—		1,492		1,573
Convertible bonds of Etoos Co., Ltd (note f) (formerly Cheong Sol)	Nov. 20, 2013		21,229		—		41,417		23,762
Convertible bonds of Mediacorp, Inc. (note g)	Mar. 21, 2009		884		332		—		—
Convertible bonds of Mobicle	Dec. 18, 2012		1,500		—		1,500		1,500
Bond with Warrants of Displaytech	May. 13, 2014		1,092		—		1,095		1,092
Bond with Warrants of SDN Company Ltd.	Dec. 24, 2013		1,320		—		—		1,401
Convertible bonds of SDN Company Ltd.	Dec. 24, 2013		500		—		—		514
Convertible bonds of Namsung Electronics Co., Ltd.	Jul. 12, 2011		2,000		—		—		2,000
Convertible bonds of XRONet Corporation	Oct. 8, 2012		—		—		500		—
Convertible bonds of PREGM Co., Ltd (note h)	Dec. 22, 2014		—		—		1,000		—
Others					1,250		—		—

Total			32,364		8,261		445,954		32,385
Less current portion of available-for-sale debt securities			(2,104)		(5,911)		(5,592)		(2,118)

Long-term available-for-sale debt securities		~~W~~	30,260	~~W~~	2,350	~~W~~	440,362	~~W~~	30,267

The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2008, 2009 and 2010 were ~~W~~5,226 million, ~~W~~289 million and ~~W~~27,746 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2010 are within 1 year for ~~W~~4 million and within 5 years for ~~W~~425 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note b)	The maturities of bond-type beneficiary certificates as of December 31, 2009 are within one year is ~~W~~5,534 million and within five years is ~~W~~300,134 million.

(note c)	The Company purchased subordinated bonds issued by its special purpose company in the asset-backed securitization of accounts receivable-other resulting from its mobile phone dealer financing plan. For the year ended December 31, 2010 all of the bonds were collected.

(note d)	As of December 31, 2010, Magic Tech Network Co., Ltd is under a liquidation process. As the Company determined that there will likely be no consideration from the liquidation, it recognized the carrying amount of ~~W~~1,818 million as an impairment loss on investment securities during the current period.

(note e)	The face value of the convertible bonds is ~~W~~1,492 million and those are convertible into 298,502 shares at a price of ~~W~~5,000 each, at the date of 10 years after issuing date.

(note f)	The face value of the convertible bonds are ~~W~~25,000 million (second: ~~W~~24,000 million, third: ~~W~~1,000 million) and those are convertible into 769,500 shares at prices from ~~W~~10,354 each to ~~W~~35,633 each until one month before maturities. In accordance with the agreement between SK Communications Co., Ltd., a subsidiary of the Company, and certain stockholders of Etoos Co., Ltd (formerly, Cheong Sol), the Company converted convertible bonds of which face value totals ~~W~~25,000 million during the year ended December 31, 2010 and the Company recognized conversion loss of ~~W~~1,196 million as other income.

(note g)	Loen Entertainment, Inc., the Company’s subsidiary, holds the convertible bonds. As the Company determined that the recoverable amount is lower than the acquisition cost. it recorded the entire amount as an impairment loss on investment securities prior to 2009

(note h)	Open Innovation Fund, the Company’s subsidiary, holds the convertible bonds of PREGM Co., Ltd. who during the current year also became a subsidiary of the Company. As such, the transaction is eliminated as an intercompany transaction.

b-(3).  Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

			Acquisition Cost
			at December 31,	Carrying Amount
	Maturity		2010	2008		2009		2010

Public bonds	(note	)	—	~~W~~	113	~~W~~	1,006	~~W~~	—
Less current portion of held-to-maturity securities					(1)		(1,006)		—

Long-term held-to-maturity securities				~~W~~	112	~~W~~	—	~~W~~	—

The Company disposed all of its held-to-maturity securities on March 31, 2010.

(note)	The maturities of all of the Company’s public bonds are within one year as of December 31, 2010.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b-(4).  Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities

The changes in unrealized gains (losses) on valuation on long-term investment securities for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2008
							Non Controlling
					Transferred		Interest in Equity
	Beginning		Increase/		to Realized		of Consolidated		Ending
	Balance		(Decrease)		Gain (Loss)		Subsidiaries		Balance

Unrealized gains on valuation of long-term investment securities	~~W~~	2,402,333	~~W~~	(1,462,221)	~~W~~	133	~~W~~	986	~~W~~	941,231
Unrealized losses on valuation of long-term investment securities		(160,724)		(259,291)		6,882		5,582		(407,551)

Sub-total		2,241,609		(1,721,512)		7,015		6,568		533,680
Less tax effect		(616,996)		492,830		(1,453)		(219)		(125,838)

Total	~~W~~	1,624,613	~~W~~	(1,228,682)	~~W~~	5,562	~~W~~	6,349	~~W~~	407,842

	For the Year Ended December 31, 2009
								Non-controlling
					Transferred			Interest in Equity
	Beginning		Increase/		to Realized			of Consolidated	Ending
	Balance		(Decrease)		Gain (Loss)			Subsidiaries	Balance

Unrealized gains on valuation of long-term investment securities	~~W~~	941,231	~~W~~	592,080	~~W~~	(231,282)	~~W~~	(45)	~~W~~	1,301,984
Unrealized losses on valuation of long-term investment securities		(407,551)		(12,028)		402,385		(430)		(17,624)

Sub-total		533,680		580,052		171,103		(475)		1,284,360
Less tax effect		(125,838)		(127,532)		(32,410)		8		(285,772)

Total	~~W~~	407,842	~~W~~	452,520	~~W~~	138,693	~~W~~	(467)	~~W~~	998,588

	For the Year Ended December 31, 2010
								Non-controlling
						Transferred		Interest in Equity
	Beginning		Increase/			to Realized		of Consolidated	Ending
	Balance		(Decrease)			Gain (Loss)		Subsidiaries	Balance

Unrealized gains on valuation of long-term investment securities	~~W~~	1,301,984	~~W~~	(214,595)	~~W~~	(53,365)	~~W~~	(940)	~~W~~	1,033,084
Unrealized losses on valuation of long-term investment securities		(17,624)		6,061		2,947		(289)		(8,905)

Sub-total		1,284,360		(208,534)		(50,418)		(1,229)		1,024,179
Less tax effect		(285,772)		42,812		12,564		194		(230,202)

Total	~~W~~	998,588	~~W~~	(165,722)	~~W~~	(37,854)	~~W~~	(1,035)	~~W~~	793,977

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, except for share data):

		December 31, 2010
	Number	Ownership	Acquisition		Net asset				Carrying Amount
	of Shares	Percentage (%)	Cost		Value				2008		2009		2010

SK Marketing & Company Co., Ltd.	5,000,000	50.0	~~W~~	190,000	~~W~~	118,698			~~W~~	96,798	~~W~~	109,314	~~W~~	118,698
HanaSK Card Co., Ltd.	57,647,058	49.0		402,476		309,433	(note a	)		—		—		377,228
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—				—		—		—
Harex Info Tech, Inc.	—	—		—		—	(note b	)		596		62		—
SK Mobile	—	20		4,930		655				2,111		2,111		655
Skytel Co., Ltd.	—	—		—		—	(note c	)		13,858		14,958		—
SK China Company Ltd.	720,000	22.5		49,529		47,396	(note d	)		3,577		3,918		46,573
SK Telecom China Co., Ltd.	—	100.0		7,340		9,315				—		—		9,315
TR Entertainment	—	42.2		10,953		2,399				9,626		7,560		6,029
ULand Company Ltd.	20,100,100	100.0		23,570		4,137				—		4,445		2,869
SK USA, Inc.	49	49.0		3,184		5,551				5,249		5,498		5,551
Korea IT Fund	190	63.3		190,000		232,791				210,735		219,709		232,791
1st Music Investment Fund of SK-PVC	1,980	99.0		1,326		779				—		6,434		779
2nd Music Investment Fund of SK-PVC	1,980	99.0		874		749				—		—		749
Michigan Global Cinema Fund	500	45.5		5,000		4,512				—		4,587		4,512
3rd Fund of Isu Entertainment	30	37.5		3,000		2,023				1,882		1,962		2,023
AirCross Co., Ltd.	—	—		—		—				7,289		—		—
Virgin Mobile USA, Inc.	—	—		—		—				62,096		—		—
SK Telecom Advanced Tech & Service Center	—	100.0		6,989		9,667				—		—		9,667
Magic Tech Network Co., Ltd.	4,500	30.0		8,494		—	(note e	)		7,725		5,267		—
Wave City Development Co., Ltd.	382,000	19.1		1,967		1,391				1,908		1,532		1,391
Prmaxsoftware tech.Co., Ltd.	—	97.2		11,665		100				7,127		2,432		100
SK Beijing Industrial Development Co., Ltd.	—	—		—		—				—		18,009		—
Cyworld Japan Co., Ltd.	—	—		—		—				3,690		226		—
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307		7,264				—		7,262		7,264
SK Fans Co., Limited	312,245	51.0		13,775		4,017	(note f	)		—		—		12,738
SK Telecom Smart City Management Co., Ltd.	1,532,143	100.0		1,709		1,410	(note f	)		—		—		1,410
KIF Stonebridge Fund	700	20.8		700		670	(note f	)		—		—		670
PT. Melon Indonesia	4,900,000	49.0		6,492		6,210	(note f	)		—		—		6,210
Packet One Network	979,474	27.2		121,119		46,404	(note g	)		—		—		114,760
LightSquared Inc.	3,387,916	3.3		72,096		42,517	(note h	)		—		—		72,096
Television Media Korea Ltd.	18,564,000	51.0		18,568		18,328	(note f	)		—		—		18,328
JYP Entertainment Corporation	691,680	25.5		4,150		671	(note i	)		—		—		4,150
Broadband D&M Co., Ltd.	900,000	100.0		4,500		4,861				—		3,713		3,848
Hanaro Dream Incorporated	—	—		—		—	(note j	)		—		6,687		—
Konan Technology	78,550	29.5		13,456		3,178				—		3,320		3,695
Etoos Co., Ltd (formerly Cheong Sol)	701,000	15.6		18,993		277	(note k	)		—		—		13,501
Mobile Money Ventures, LLC	—	50.0		8,821		3,206				5,283		5,614		3,206
Joynav Technology Co., Ltd.	—	41.0		3,763		2,795				—		3,762		2,795
IM Shopping Inc.	—	72.6		6,072		5,922				—		6,072		5,922
CU Media, Inc.	—	—		—		—				—		15,119		—
LCNC Co., Ltd.	121,800	60.4		6,000		6,000				—		—		6,000
Skyon Co., Ltd.	—	—		—		—				—		15,000		—
SK Telecom Global Investment B.V.	—	—		—		—				31,807		—		—
SKY Property Mgmt. Ltd.	—	—		—		—				287,005		—		—
S-Telecom (formerly CDMA Mobile Phone Center)	—	—		—		—				67,139		—		—
SK Cyberpass, Inc.	—	—		—		—				4,068		—		—
Shenzhen E-Eye High Tech Co., Ltd.	—	—		—		—				19,801		—		—
Cyworld Incorporated	—	—		—		—				2,672		—		—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31, 2010
	Number	Ownership	Acquisition		Net asset	Carrying Amount
	of Shares	Percentage (%)	Cost		Value	2008		2009		2010

SK Telecom Holdings America, Inc.	—	—		—	—		12,990		—		—
Benex Movie Expert Fund	—	—		—	—		8,045		—		—
SK Telecom Europe Limited and other investment in affiliates	—	—		31,058			25,435		11,820		12,320

Total			~~W~~	1,260,876		~~W~~	898,512	~~W~~	486,393	~~W~~	1,107,843

(Note a)	The Company acquired 57,647,058 shares of in HanaSK Card Co.,Ltd. during the year ended December 31, 2010. Though the Company holds 49% ownership in HanaSK card Co., Ltd., it does not have controlling power of HanaSK Card Co., Ltd.

(Note b)	During the year ended December 31, 2010, the Company’s ownership percentage of Harex Info Tech, Inc. decreased as the Company did not participate in Harex Info. Tech, Inc.’s issuance of new stock. As a result, the Company reclassified its remaining shares of Harex Info Tech, Inc. from the equity securities accounted for using the equity method to available-for-sale equity securities.

(Note c)	The Company replaced carrying value of the stock from equity securities accounted for using the equity method to short-term investment securities as the Company’s ownership interest decreased due to the disposal of 820,943 shares of Skytel Co., Ltd.

(Note d)	The Company participated in a proportionate capital increase of SK China Company Ltd. in the amount of ~~W~~44,859 million.

(Note e)	As of December 31, 2010, Magic Tech Network Co., Ltd. is under liquidation process and as the Company determined that there will likely be no consideration for the liquidation, it recognized the entire carrying value amount as impairment loss on investment securities.

(Note f)	During the year ended December 31, 2010, the Company participated in the establishment of SK Fans Co.,Limited, SK Telecom Smart City Management Co.,Ltd., KIF Stonebridge Fund, PT. Melon Indonesia and Television Media Korea, respectively.

(Note g)	During the year ended December 31, 2010, the Company acquired 979,474 shares of convertible preferred stock of Packet One Network. As a result, the Company holds 27.2% ownership in Packet One Network.

(Note h)	During the year ended December 31, 2010, the Company acquired 3,387,916 shares of common stock of Lightsquared Inc. Though the Company holds only 3.3% ownership; it has an ability to exercise significant influence on Light squared Inc.

(Note i)	During the year ended December 31, 2010, the Company and Loen Entertainment, Inc., the Company’s subsidiary, acquired 483,830 (17.8%) and 207,850 shares (7.65%) of JYP Entertainment, Corp., respectively, resulting from the full liquidation of 1st Music Investment Fund of SK-PVC

(Note j)	SK Broadband Co., Ltd., the Company’s subsidiary, transferred the entire amount of Hanaro Dream, Inc. shares to Hanaro Dream, Inc. for ~~W~~6,937 million and ~~W~~250 million was accounted for as gain on disposal of equity securities accounted for using equity method.

(Note k)	During the year ended December 31, 2010, SK Communications Co., Ltd., the Company’s subsidiary, acquired 701,000 shares or 19.95% equity interest of Etoos Co., Ltd. by converting convertible bonds of Etoos Co., Ltd (face value of ~~W~~25,000 million) and applied the equity method due to the significant influence on Etoos Co., Ltd. Meanwhile, the Company’s equity interest has decreased to 15.6% due to Etoos Co., Ltd.’s capital increase.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

			For the Year Ended December 31, 2008
										Equity in Capital
							Equity in			Surplus and Other			Other
			Beginning				Earnings			Comprehensive	Dividend		Increase		Ending
			Balance		Acquisition		(Losses)			Income	Received		(Decrease)		Balance

SK Marketing & Company Co., Ltd.			~~W~~	—	~~W~~	190,000	~~W~~	7,410	~~W~~	(100,612)	~~W~~	—	~~W~~	—	~~W~~	96,798
AirCross Co., Ltd.	(note a	)		—		—		2,261		—		—		5,028		7,289
Harex Info Tech, Inc.				1,118		—		(522)		—		—		—		596
SK Mobile	(note c	)		3,273		2,004		—		—		—		(3,166)		2,111
Skytel Co., Ltd.				7,743		—		5,189		2,140		(1,214)		—		13,858
SK China Company Ltd.				137		2,963		164		313		—		—		3,577
TR Entertainment				—		10,953		(2,108)		781		—		—		9,626
Virgin Mobile USA Inc.				—		29,693		(8,896)		(1,504)		—		42,803		62,096
SK Telecom China Holding Co., Ltd.	(note d	)		19,070		—		—		—		—		(19,070)		—
SK USA, Inc.				3,141		—		911		1,197		—		—		5,249
Korea IT Fund				210,568		—		4,771		(4,604)		—		—		210,735
Centurion IT Investment Association	(note e	)		2,463		—		—		—		—		(2,463)		—
3rd Fund of Isu Entertainment				2,028		—		(146)		—		—		—		1,882
Magic Tech Network				—		8,494		(1,233)		464		—		—		7,725
SK Telecom Global Investment B.V.				—		26,044		125		5,638		—		—		31,807
SKY Property Mgmt. Ltd.				—		283,368		(1,998)		5,636		—		—		287,006
S-Telecom (formerly CDMA Mobile Phone Center)	(note f	)		66,001		13,629		(25,766)		13,275		—		—		67,139
Wave City Development Co., Ltd.				—		1,967		(59)		—		—		—		1,908
SK Cyberpass, Inc.	(note b	)		—		3,444		(1,584)		980		—		1,228		4,068
Shenzhen E-Eye High Tech				—		—		(1,151)		—		—		20,952		19,801
Cyworld Japan Co., Ltd.				4,091		—		(539)		138		—		—		3,690
Cyworld Incorporated				2,672		—		—		—		—		—		2,672
Prmaxsoftware tech.Co., Ltd.				—		7,127		—		—		—		—		7,127
Mobile Money Ventures, LLC	(note g	)		—		8,821		(4,189)		651		—		—		5,283
SK Telecom Hodlings America, Inc.				4,050		8,940		—		—		—		—		12,990
Benex Movie Expert Fund				—		8,100		(55)		—		—		—		8,045
Other investment in affiliates				24,611		7,010		(1,959)		1,112		—		(5,340)		25,434

			~~W~~	350,966	~~W~~	612,557	~~W~~	(29,374)	~~W~~	(74,395)	~~W~~	(1,214)	~~W~~	39,972	~~W~~	898,512

(note a)	Aircross Co., Ltd. was reclassified into in the equity securities accounted for using equity method from a consolidated subsidiary during the year ended December 31, 2008 as it was planned to be and was then fully liquidated in March 2009.

(note b)	SK Cyberpass, Inc. was included in the equity securities accounted for using equity method as its total assets at the beginning of 2008 decreased to less than ~~W~~7 billion, in accordance with then applicable Korean GAAP.

(note c)	Other decrease in investments in equity securities of SK Mobile resulted from the disposal of some of its equity shares.

(note d)	As of December 31, 2008, SK Telecom China Holding Co., Ltd is included in the Company’s consolidation, resulting in other decreases in the investment.

(note e)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment from liquidation of Centurion IT Investment Association.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note f)	Translation gain of ~~W~~13,275 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and the associated translation gain was accounted for as an increase in the investment in S-Telecom (formerly CDMA Mobile Phone Center).

(note g)	The amount represent translation gain of ~~W~~651 million incurred from translating the foreign currency financial statements of Mobile Money Ventures, LLC by SKT Americas, Inc. (formerly SK Telecom International inc.), a subsidiary, into Korean won and the associated translation gain was accounted for as an increase in the investment in Mobile Money Ventures, LLC.

			For the Year Ended December 31, 2009
										Equity in Capital
							Equity in			Surplus and Other			Other
			Beginning				Earnings			Comprehensive	Retained		Increase		Ending
			Balance		Acquisition		(Losses)			Income	Earnings		(Decrease)		Balance

SK Marketing & Company Co., Ltd.			~~W~~	96,798	~~W~~	—	~~W~~	13,063	~~W~~	(547)	~~W~~	—	~~W~~	—	~~W~~	109,314
AirCross Co., Ltd.	(note a	)		7,289		—		—		—		—		(7,289)		—
Harex Info Tech, Inc.				596		—		(534)		—		—		—		62
SK Mobile				2,111		—		—		—		—		—		2,111
Skytel Co., Ltd.				13,858		—		3,835		(2,735)		—		—		14,958
SK China Company Ltd.				3,577		—		739		(398)		—		—		3,918
TR Entertainment				9,626		—		(1,894)		(172)		—		—		7,560
Virgin Mobile USA Inc.	(note b	)		62,096		—		(11,529)		11		—		(50,578)		—
SK USA, Inc.				5,249		—		683		(434)		—		—		5,498
Korea IT Fund				210,735		—		7,562		1,412		—		—		219,709
3rd Fund of Isu Entertainment				1,882		—		80		—		—		—		1,962
Magic Tech Network				7,725		—		(2,403)		(55)		—		—		5,267
SK Telecom Global Investment B.V.	(note c	)		31,807		13,275		(65)		5		—		(45,022)		—
SKY Property Mgmt., Ltd.	(note c	)		287,006		—		(1,075)		—		—		(285,931)		—
S-Telecom (formerly CDMA Mobile Phone Center)				67,139		—		(31,212)		(14,248)		—		(21,679)		—
Wave City Development Co., Ltd.				1,908		—		(376)		—		—		—		1,532
SK Cyberpass, Inc.	(note d	)		4,068		—		—		—		—		(4,068)		—
Shenzhen E-Eye High Tech	(note c	)		19,801		—		—		—		—		(19,801)		—
Cyworld Japan Co., Ltd.				3,690		—		(3,428)		(36)		—		—		226
Cyworld Incorporated				2,672		—		(2,672)		—		—		—		—
Prmaxsoftware tech.Co., Ltd.				7,127		4,538		(9,526)		293		—		—		2,432
Mobile Money Ventures, LLC				5,283		7,694		(6,983)		(380)		—		—		5,614
SK Telecom Holdings America, Inc.	(note e	)		12,990		—		2,827		—		—		(15,817)		—
Benex Movie Expert Fund	(note c	)		8,045		—		(303)		—		—		(7,742)		—
SK Wyverns Baseball Club Co., Ltd.	(note f	)		—		—		(193)		—		—		193		—
1st Music Investment Fund of SK-PVC	(note f	)		—		—		(124)		17		—		6,541		6,434
Michigan Global Cinema Fund	(note f	)		—		—		9		—		—		4,578		4,587
SK Beijing Industrial Development Co.				—		23,709		(5,448)		(252)		—		—		18,009
Daehan Kanggun BcN Co., Ltd.	(note g	)		—		6,803		(45)		—		—		504		7,262
Broadband D&M Co., Ltd.	(note f	)		—		—		204		—		—		3,509		3,713
Hanaro Dream Incorporated	(note f	)		—		—		(39)		309		—		6,417		6,687
Cyworld China Holdings Ltd.	(note f	)		—		—		(2,627)		125		—		2,502		—
Konan Technology	(note f	)		—		—		19		(29)		—		3,330		3,320
ULand Company Ltd.	(note f	)		—		—		(1,641)		(424)		—		6,510		4,445
CU Media, Inc	(note f	)		—		—		(2,055)		—		—		17,174		15,119
IM Shopping Inc.	(note h	)		—		—		—		—		—		6,072		6,072
Skyon Co., Ltd.				—		15,000		—		—		—		—		15,000
Joynav Technology Co., Ltd.				—		4,111		(104)		(245)		—		—		3,762

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2009
								Equity in Capital
						Equity in		Surplus and Other				Other
	Beginning					Earnings		Comprehensive		Retained		Increase	Ending
	Balance		Acquisition			(Losses)		Income		Earnings		(Decrease)	Balance

Other investment in affiliates		25,434		32,271		(8,725)		(1,176)		(11,589)		(24,395)		11,820

	~~W~~	898,512	~~W~~	107,401	~~W~~	(63,980)	~~W~~	(18,959)	~~W~~	(11,589)	~~W~~	(424,992)	~~W~~	486,393

(note a)	Other decrease in investments in equity securities of AirCross Co., Ltd. is due to AirCross Co., Ltd’s liquidation during the period.

(note b)	Other decrease in investments in equity securities of Virgin Mobile, Inc. and Helio Inc. resulted from the exchange of Sprint Nextel shares with those of the aforementioned companies.

(note c)	During the year ended December 31, 2009, investment (investee company) is included in the Company’s consolidation, resulting in a decrease of in equity securities accounted for using the equity method.

(note d)	Other decrease in investments in equity securities of SK Cyberpass, Inc. resulted from the disposal of shares.

(note e)	Other decrease in investments in equity securities of SKT Holdings America, Inc. resulted from the exchange of equity interest with SKT Americas, Inc.

(note f)	Investment is accounted for as an equity securities accounted for using equity method as its total assets at the beginning of 2009 decreased to less than ~~W~~10 billion, in accordance to Korean GAAP.

(note g)	Other increase in investments in Daehan Kanggun BcN Co., Ltd. represents the increase through the acquisition of the lease line business from SK Networks Co., Ltd.

(note h)	Due to SK Telecom Global Investment B.V. inclusion in the Company’s consolidation beginning the year ended December 31, 2009, IM Shopping Inc., which SK Telecom Global Investment B.V., SK Global Investment has a 72.6% equity interest in, is included in the equity securities accounted for using equity method.

			For the Year Ended December 31, 2010
									Equity in Capital
									Surplus and
							Equity in		Other				Other
			Beginning				Earnings		Comprehensive		Dividend		Increase		Ending
			Balance		Acquisition		(Losses)		Income		Received		(Decrease)		Balance

SK Marketing & Company Co., Ltd.			~~W~~	109,314	~~W~~	—	~~W~~	9,376	~~W~~	8	~~W~~	—	~~W~~	—	~~W~~	118,698
HanaSK Card Co., Ltd.				—		402,476		(25,148)		(100)		—		—		377,228
SK Wyverns Baseball Club Co., Ltd.				—		—		410		—		—		(410)		—
Harex Info Tech, Inc.	(note h	)		62		—		—		—		—		(62)		—
SK Mobile				2,111		—		(1,982)		526		—		—		655
Skytel Co., Ltd.	(note a, b	)		14,958		—		2,833		1,337		(444)		(18,684)		—
SK China Company Ltd.	(note a	)		3,918		44,860		935		(2,192)		—		(947)		46,574
SK Telecom China Co., Ltd.	(note c	)		—		—		(205)		77		—		9,443		9,315
TR Entertainment				7,560		—		(1,551)		20		—		—		6,029
ULand Company Ltd.				4,445		—		(1,612)		36		—		—		2,869
SK USA, Inc.				5,498		—		191		(138)		—		—		5,551
Korea IT Fund	(note b	)		219,709		—		13,942		2,098		(2,958)		—		232,791
1st Music Investment Fund of SK-PVC	(note d	)		6,434		—		(138)		13		—		(5,530)		779
2nd Music Investment Fund of SK-PVC	(note c	)		—		—		25		—		—		724		749
Michigan Global Cinema Fund				4,587		—		(75)		—		—		—		4,512
3rd Fund of Isu Entertainment				1,962		—		61		—		—		—		2,023

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			For the Year Ended December 31, 2010
									Equity in Capital
									Surplus and
								Equity in	Other					Other
			Beginning					Earnings	Comprehensive		Dividend			Increase	Ending
			Balance		Acquisition			(Losses)	Income		Received			(Decrease)	Balance

SK Telecom Advanced Tech & Service Center				—		—		50		81	—			9,536		9,667
Magic Tech Network Co., Ltd.				5,267		—		(4,858)		(409)	—			—		—
Wave City Development Co., Ltd.				1,532		—		(141)		—	—			—		1,391
Prmaxsoftware tech.Co., Ltd.				2,432		—		(2,332)		—	—			—		100
SK Beijing Industrial Development Co.	(note a	)		18,009		—		—		—	—			(18,009)		—
Cyworld Japan Co., Ltd.	(note d	)		226		—		—		—	—			(226)		—
Daehan Kanggun BcN Co., Ltd.				7,262		—		1		—	—			—		7,263
SK Fans Co., Limited				—		13,775		(1,074)		37	—			—		12,738
SK Telecom Smart City Management Co., Ltd.				—		1,709		(192)		(107)	—			—		1,410
KIF Stonebridge Fund				—		700		(30)		—	—			—		670
PT. Melon Indonesia				—		6,492		13		(295)	—			—		6,210
Packet One Network				—		121,119		(6,460)		101	—			—		114,760
LightSquared Inc.				—		72,096		—		—	—			—		72,096
Television Media Korea Ltd.				—		18,568		(240)		—	—			—		18,328
JYP Entertainment Corporation				—		4,150		—		—	—			—		4,150
Broadband D&M Co., Ltd.				3,713		—		135		—	—			—		3,848
Hanaro Dream Incorporated	(note a	)		6,687		—		—		—	—			(6,687)		—
Konan Technology				3,320		—		374		—	—			—		3,694
Etoos Co., Ltd (formerly Cheong Sol)	(note e	)		—		—		(1,619)		—	—			15,120		13,501
Mobile Money Ventures, LLC				5,614		—		(2,226)		—	—			(182)		3,206
Joynav Technology Co., Ltd.				3,762		—		(989)		—	—			22		2,795
IM Shopping Inc.				6,072		—		—		—	—			(149)		5,923
LCNC Co., Ltd.				—		6,000		—		—	—			—		6,000
CU Media, Inc	(note f	)		15,119		—		—		—	—			(15,119)		—
Skyon Co., Ltd.	(note g	)		15,000		—		(6,987)		—	—			(8,013)		—
SK Telecom Europe Limited and other investment in affiliates				11,820		2,000		118		40	—			(1,658)		12,320

			~~W~~	486,393	~~W~~	693,945	~~W~~	(29,395)	~~W~~	1,133	~~W~~	(3,402)	~~W~~	(40,831)	~~W~~	1,107,843

(note a)	Other decreases for Skytel Co., Ltd., SK China Company Ltd., SK Beijing Industrial Development Co., Limited, and Hanaro Dream, Inc. are due to the disposal of equity interests during the year ended December 31, 2010.

(note b)	The Company received dividends from Skytel Co., Ltd. and Korea IT Fund; the corresponding amounts were deducted from the carrying amount of equity securities accounted for using the equity method.

(note c)	Other increase or decrease of the 2nd Music Investment Fund of SK-PVC and others incurred as they were excluded from consolidation and investments in those companies are accounted for using equity method.

(note d)	Other increase or decrease of the 1st Music Investment Fund of SK-PVC and Cyworld Japan Co., Ltd due to liquidation during the year ended December 31, 2010.

(note e)	Other increase or decrease of Etoos Co., Ltd. is replacement of available-for-sale securities in the amount of ~~W~~18,993 million to equity securities accounted for using equity method, as SK Communications Co., Ltd., the Company’s subsidiary, converted convertible bonds of Etoos Co., Ltd (face value of ~~W~~25,000 million. In addition, the Company accounts for the changes in equity interests in the amount

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of ~~W~~3,872 million as loss on disposal of equity securities accounted for using equity method as the investee company increased its paid-in capital.

(note f)	IHQ Inc., a formerly consolidated entity which during the year, due to the disposal of significant number of shares, became an available-for-sale investment. Accordingly, as IHQ Inc. owns CU Media, CU Media is longer accounted for as an equity method investment.

(note g)	During the period Skyon Co., Ltd. merged into PREGM Co., Ltd.. As a result, Benex Focus Limited Partnership II, a subsidiary, acquired shares of PREGM Co., Ltd.. As the Company has 56.69%. equity ownership of PREGM Co., Ltd., it is included in the Company’s consolidation during the year ended December 31, 2010.

(note h)	During the year ended December 31, 2010,the Company’s ownership percentage of Harex Info Tech, Inc. decreased as the Company did not participate in Harex Info. Tech, Inc.’s issuance of new stock. As a result, the Company reclassified its remaining shares of Harex Info Tech, Inc. from the equity securities accounted for using the equity method to available-for-sale equity securities..

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2008
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

Harex Info Tech, Inc.	~~W~~	701	~~W~~	—	~~W~~	(351)	~~W~~	350
TR Entertainment		—		8,066		(1,210)		6,856
Virgin Mobile USA Inc.		—		126,363		(7,183)		119,180
Skytel Co., Ltd.		—		(1,387)		1,387		—
SK China Company Ltd.		—		107		—		107
Magic Tech Network		—		6,181		(618)		5,563
SK Cyberpass Inc.		—		304		(46)		258
Shenzhen E-Eye High Tech		—		10,851		(2,171)		8,680
Other investments in affiliates		6,930		(1,893)		(1,601)		3,436

Total	~~W~~	7,631	~~W~~	148,592	~~W~~	(11,793)	~~W~~	144,430

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2009
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

Harex Info Tech, Inc.	~~W~~	350	~~W~~	—	~~W~~	(350)	~~W~~	—
TR Entertainment		6,856		—		(1,613)		5,243
Virgin Mobile USA Inc.		119,180		(99,296)		(19,884)		—
Skytel Co., Ltd.		—		—		—		—
SK China Company Ltd.		107		—		(107)		—
Magic Tech Network		5,563		—		(1,236)		4,327
Prmaxsoftware tech.Co., Ltd		—		671		(671)		—
Daehan Kanggun BcN Co. Ltd.		—		45		(45)		—
Hanaro Dream Incorporated		—		87		(87)		—
Cyworld Japan Co., Ltd.		—		2,821		(2,821)		—
Cyworld Incorporated		—		1,664		(1,664)		—
Konan Technology		—		2,027		(715)		1,312
ULand Company Ltd.		—		360		(240)		120
CU Media, Inc.		—		10,972		(1,859)		9,113
SK Cyberpass Inc.		258		(258)		—		—
Shenzhen E-Eye High Tech		8,680		(8,680)		—		—
Other investments in affiliates		3,436		(745)		(1,076)		1,615

Total	~~W~~	144,430	~~W~~	(90,332)	~~W~~	(32,368)	~~W~~	21,730

	For the Year Ended December 31, 2010
	Beginning						Ending
	Balance		In(de)crease		Amortization		Balance

HanaSK Card Co., Ltd.	~~W~~	—	~~W~~	70,690	~~W~~	(2,895)	~~W~~	67,795
TR Entertainment		5,243		—		(1,613)		3,630
ULand Company Ltd.		120		—		(120)		—
Magic Tech Network Co., Ltd.		4,327		—		(4,327)		—
SK Fans Co., Limited		—		9,180		(459)		8,721
Packet One Network		—		67,952		404		68,356
LightSquared Inc.		—		29,579		—		29,579
Television Media Korea Ltd.		—		240		(240)		—
Konan Technology		1,312		—		(716)		596
Etoos Co., Ltd (formerly Cheong Sol)		—		14,346		(1,308)		13,038
JYP Entertainment Corporation		—		3,479		—		3,479
CU Media, Inc		9,113		(9,113)		—		—
Other investments in affiliates		1,615		(1,615)		—		—

Total	~~W~~	21,730	~~W~~	184,738	~~W~~	(11,274)	~~W~~	195,194

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	For the Year Ended December 31, 2008
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		410		—		(410)		—
Cyworld Incorporated		1,416		—		—		1,416
Other investments in affiliates		2,955		57		(192)		2,820

Total	~~W~~	5,867	~~W~~	57	~~W~~	(602)	~~W~~	5,322

	For the Year Ended December 31, 2009
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Broadband D&M Co., Ltd.		—		931		(79)		852
Cyworld China Holdings Ltd.		—		488		(258)		230
Konan Technology		—		116		(14)		102
ULand Company Ltd.		—		1,268		—		1,268
CU Media, Inc.		—		31		(31)		—
Cyworld Incorporated		1,416		—		—		1,416
Other investments in affiliates		2,820		—		(474)		2,346

Total	~~W~~	5,322	~~W~~	2,834	~~W~~	(856)	~~W~~	7,300

	For the Year Ended December 31, 2010
	Beginning						Ending
	Balance		Increase		Decrease		Balance

SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	(263)	~~W~~	823
ULand Company Ltd.		1,268		—		—		1,268
Cyworld China Holdings Ltd.		230		—		—		230
Broadband D&M Co., Ltd.		852		264		(103)		1,013
Konan Technology		102		—		(23)		79
Cyworld Incorporated		1,416		—		(1,416)		—
Etoos Co., Ltd (formerly Cheong Sol)		—		(238)		52		(186)
Other investments in affiliates		2,346		—		—		2,346

Total	~~W~~	7,300	~~W~~	26	~~W~~	(1,753)	~~W~~	5,573

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed financial information of the investees as of and for the year ended December 31, 2010 is as follows (in millions of Korean won):

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (Loss)

SK Marketing & Company Co., Ltd.	~~W~~	659,847	~~W~~	422,452	~~W~~	415,270	~~W~~	18,751
HanaSK Card Co., Ltd.		3,315,740		2,684,243		492,499		(58,914)
SK Wyverns Baseball Club Co., Ltd.		5,039		7,566		30,685		(286)
SK Mobile		3,658		382		—		(7,054)
SK China Company Ltd.		212,370		1,784		15,876		4,155
SK Telecom China Co.,Ltd.		9,469		153		—		(205)
TR Entertainment		6,549		864		11,026		146
ULand Company Ltd.		7,191		3,102		2,938		(1,387)
SK USA, Inc.		22,035		10,706		9,303		10,358
Korea IT Fund		367,721		—		28,377		22,014
1st Music Investment Fund of SK-PVC		366		30		75		45
2nd Music Investment Fund of SK-PVC		477		29		155		125
Michigan Global Cinema Fund		9,785		90		20		(165)
3rd Fund of Isu Entertainment		5,395		—		166		162
SK Telecom Advanced Tech & Service Center		9,761		94		—		50
Wave City Development Co., Ltd.		126,413		119,128		693		(734)
Prmaxsoftware tech.Co.,Ltd.		103		—		—		(2,399)
Daehan Kanggun BcN Co., Ltd.		165,754		140,707		—		4
SK Fans Co., Limited		16,588		8,712		6,975		(1,205)
SK Telecom Smart City Management Co., Ltd.		1,487		77		—		(119)
KIF Stone Bridge Fund Co., Ltd		3,383		157		12		(143)
PT. Melon Indonesia		13,759		1,085		—		27,371
Packet One Network		268,617		145,422		74,893		(59,635)
Television Media Korea Ltd.		36,402		465		—		(291)
JYP Entertainment Corporation		15,186		12,550		21,680		904
Broadband D&M Co., Ltd.	~~W~~	10,512	~~W~~	5,651	~~W~~	4,861	~~W~~	51,088
Konan Technology		15,590		4,814		14,596		3,620
Etoos Co., Ltd (formerly Cheong Sol)		74,938		73,164		29,719		(3,683)
Mobile Money Ventures, LLC		9,407		2,996		4,472		(3,767)
Joynav Technology Co., Ltd.		7,008		194		107		(2,411)
IM Shopping Inc.		1,044		1,966		63		(1,498)
LCNC Co., Ltd		9,729		175		12		(432)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Loans to employees’ stock ownership association	~~W~~	74,878	~~W~~	58,198	~~W~~	43,487
Loans to employees for housing and other		15,488		30,848		26,427

	~~W~~	90,366	~~W~~	89,046	~~W~~	69,914

The Company loaned the amount above to its employees through the Employee’s Stock Purchase Association (a pass-through organization) for employees’ acquisition of the Company’s treasury stocks through a compensatory employee stock purchase plan ( Refer to Note 16 Treasury Stocks). The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.

7.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	Useful Lives
	(Years)	2008		2009		2010

Land		~~W~~	756,348	~~W~~	728,300	~~W~~	725,802
Buildings and structures	15-50		1,925,563		2,158,124		2,179,601
Machinery	3-15		18,572,546		19,732,297		19,750,703
Other	4-9		1,135,325		1,163,537		1,404,770
Construction in progress			356,150		417,027		447,608

Total			22,745,932		24,199,285		24,508,484
Less accumulated depreciation			(15,305,773)		(16,030,884)		(16,641,384)
Accumulated impairment			(2,197)		(2,019)		(2,019)
Government subsidy			(273)		(503)		(487)

Property and equipment, net		~~W~~	7,437,689	~~W~~	8,165,879	~~W~~	7,864,594

The Officially Assessed Land Prices, issued by the government, as of December 31, 2008, 2009 and 2010 was ~~W~~895,866 million, ~~W~~856,729 million and ~~W~~971,607 million, respectively.

Details of changes in property and equipment for the years ended December 31, 2008, 2009 and 2010 are as follows (In millions of Korean won):

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2009
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	756,348	~~W~~	(5,397)	~~W~~	19,326	~~W~~	(42,902)		925	~~W~~	—	~~W~~	728,300
Buildings and structures		1,354,812		210,087		35,164		(18,766)		(3,659)		(74,283)		1,503,355
Machinery		4,574,508		531,991		345,558		(16,794)		1,553,959		(1,838,688)		5,150,534
Other		395,871		(2,615)		974,824		(28,117)		(849,494)		(123,807)		366,662
Construction in progress		356,150		7,028		787,565		(20,739)		(712,976)		—		417,028

Total	~~W~~	7,437,689	~~W~~	741,094	~~W~~	2,162,437	~~W~~	(127,318)	~~W~~	(11,245)	~~W~~	(2,036,778)	~~W~~	8,165,879

	For the Year Ended December 31, 2010
			Other
	Beginning		Increase										Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	728,300	~~W~~	62	~~W~~	1,622	~~W~~	(7,000)	~~W~~	2,818	~~W~~	—	~~W~~	725,802
Buildings and structures		1,503,355		1,956		13,838		(1,650)		8,490		(86,517)		1,439,472
Machinery		5,150,534		(71)		455,279		(91,874)		1,141,647		(1,926,994)		4,728,521
Other		366,662		(996)		982,906		(4,854)		(692,282)		(128,245)		523,191
Construction in progress		417,028		—		863,231		(46,581)		(786,070)		—		447,608

Total	~~W~~	8,165,879	~~W~~	951	~~W~~	2,316,876	~~W~~	(151,959)	~~W~~	(325,397)	~~W~~	(2,141,756)	~~W~~	7,864,594

Changes denoted above include activities from both continuing and discontinued operations. Other increase (decrease) resulted from merger and the changes in consolidated subsidiaries.

8.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	December 31, 2010						Carrying Amounts
	Acquisition		Accumulated		Accumulated
	Cost		Amortization		Impairment		2008		2009		2010

Goodwill	~~W~~	2,945,582	~~W~~	(1,321,271)	~~W~~	(5,378)	~~W~~	1,899,739	~~W~~	1,737,966	~~W~~	1,618,933
Frequency use rights		1,487,552		(778,509)		—		843,771		727,239		709,043
Land use right		424,339		(26,966)		—		1,260		405,362		397,373
Software development costs		249,468		(212,669)		(10,855)		34,573		35,950		25,944
Customer relationships		504,156		(252,078)		—		435,535		343,743		252,078
Other		2,116,736		(1,370,018)		(9,446)		763,267		742,065		737,272

Total	~~W~~	7,727,833	~~W~~	(3,961,511)	~~W~~	(25,679)	~~W~~	3,978,145	~~W~~	3,992,325	~~W~~	3,740,643

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of changes in intangible assets for the years ended December 31, 2008, 2009 and 2010 are as follows (In millions of Korean won):

	For the Year Ended December 31, 2008
			Other
	Beginning		Increase
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Goodwill	~~W~~	1,684,357	~~W~~	481,106	~~W~~	1,305	~~W~~	(55)	~~W~~	1,197	~~W~~	(267,078)	~~W~~	(1,093)	~~W~~	1,899,739
Frequency use rights		960,302		—		—		—		—		(116,531)		—		843,771
Software development costs		19,837		4,950		16,356		(1)		10,769		(14,713)		(2,625)		34,573
Customer relationships		25,139		479,017		—		—		—		(68,621)		—		435,535
Other		744,327		16,255		131,680		(10,809)		180,673		(297,085)		(514)		764,527

Total	~~W~~	3,433,962	~~W~~	981,328	~~W~~	149,341	~~W~~	(10,865)	~~W~~	192,639	~~W~~	(764,028)	~~W~~	(4,232)	~~W~~	3,978,145

	For the Year Ended December 31, 2009
			Other
	Beginning		Increase												Ending
	Balance		(Decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,899,739	~~W~~	4,774	~~W~~	1,807	~~W~~	(1,130)	~~W~~	(261)	~~W~~	(166,963)	~~W~~	—	~~W~~	1,737,966
Frequency use rights		843,771		—		—		—		—		(116,532)		—		727,239
Land use right		1,260		418,016		—		(2)		—		(13,912)		—		405,362
Software development costs		34,573		(71)		17,547		—		4,208		(17,131)		(3,176)		35,950
Customer relationships		435,535		(128)		—		—		—		(91,664)		—		343,743
Other		763,267		24,957		101,417		(8,079)		151,175		(289,909)		(763)		742,065

Total	~~W~~	3,978,145	~~W~~	447,548	~~W~~	120,771	~~W~~	(9,211)	~~W~~	155,122	~~W~~	(696,111)	~~W~~	(3,939)	~~W~~	3,992,325

	For the Year Ended December 31, 2009
			Other
			Increase
	Beginning		(Decrease)												Ending
	Balance		(Note a)		Acquisition		Disposal		Transfer		Amortization		Impairment		Balance

Goodwill	~~W~~	1,737,966	~~W~~	6,988	~~W~~	33,470	~~W~~	—	~~W~~	7,453	~~W~~	(166,944)	~~W~~	—	~~W~~	1,618,933
Frequency use rights		727,239		—		—		—		102,432		(120,628)		—		709,043
Land use right		405,362		(190)		—		—		1,850		(9,649)		—		397,373
Software development costs		35,950		(313)		13,598		(243)		279		(8,879)		(14,448)		25,944
Customer relationships		343,743		—		—		—		—		(91,665)		—		252,078
Other		742,065		(3,350)		110,994		(8,336)		235,180		(330,283)		(8,998)		737,272

Total	~~W~~	3,992,325	~~W~~	3,135	~~W~~	158,062	~~W~~	(8,579)	~~W~~	347,194	~~W~~	(728,048)	~~W~~	(23,446)	~~W~~	3,740,643

Changes denoted above include activities from both continuing and discontinued operations.

(note a) Other increase (decrease) relates to the merger and change in consolidated subsidiaries.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The book value and residual useful lives of major intangible assets as of December 31, 2010 are as follows (in millions of Korean won):

	Amount		Description	Residual Useful lives

Goodwill	~~W~~	1,177,574	Goodwill related to merger of Shinsegi Telecomm, Inc.	9 years and 3 months
”		14,327	Goodwill related to merger of Empas Corp.	1 year and 10 months
”		338,803	Goodwill related to acquisition of SK Broadband Co., Ltd.	17 years and 3 months
IMT license		581,355	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		98,335	Frequency use rights relating to W-CDMA service	(note b)
WiBro license		25,450	WiBro service	(note c)
DMB license		3,903	DMB service	5 years and 6 months
Customer relationships		252,078	Customer relationships related to acquisition of SK Broadband Co., Ltd.	2 years and 9 months

(note a)	With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Korea Communications Commission (“KCC” former Ministry of Information Communication). Of which, ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.37% as of December 31, 2010). The remaining future obligation payment is ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from KCC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., on May 1, 2003, the Company acquired the IMT license valued ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million. Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, under a straight-line basis over the estimated useful life of the IMT license which expires in December 2016. As of December 31, 2010, the present value related to the current portion of payments to be made to KCC is ~~W~~1,052 million.

(note b)	On May 2010, the Company acquired an additional W-CDMA license from KCC and recorded the total license cost (measured at present value) as an intangible asset. Amortization of the W-CDMA license commenced when the Company started to use the additional W-CDMA frequency on October 7, 2010, on a straight-line method basis over the estimated useful life of the W-CDMA license which expires in December 2016. In addition, the Company has a commitment to pay ~~W~~53,100 million to KCC with an annual interest equal to the government’s previous year public funds financing account rate minus 1% (3.58% as of December 31, 2010). The future payment obligation is ~~W~~17,700 million annually from 2012 to 2014. As of December 31, 2010, the present value of the long-term portion of payments to be made to KCC is ~~W~~2,457 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(note c)	The Company purchased the WiBro license from KCC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, on a straight line basis over the remaining useful life.

9.	BONDS PAYABLE

Bonds as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

		Annual
	Maturity	Interest
	Year	Rate (%)	2008		2009		2010

Domestic general bonds	2009	5.0	~~W~~	300,000	~~W~~	—	~~W~~	—
”	2010	4.0~6.77		250,000		190,000		—
”	2011	3.0		200,000		200,000		200,000
”	2013	4.0~6.92		450,000		450,000		450,000
”	2014	5.0		200,000		200,000		200,000
”	2015	5.0		200,000		200,000		200,000
”	2016	5.0~5.92		200,000		470,000		470,000
”	2018	5.0		200,000		200,000		200,000
Unsecured private bonds (note b)	2009	6.51-7.48		23,205		—		—
”	2009	6.45		30,000		—		—
” (note b)	2010	6.50-7.07		28,182		20,000		—
Unsecured public bonds	2008	5.50		—		—		—
”	2010	6.30-6.81		110,000		110,000		—
” (note c)	2011	9.08		25,000		25,000		25,000
Debentures	2009	6.08		96,172		—		—
” (note d)	2010	8.75~9.25		80,000		80,000		—
” (note d)	2011	6.65~9.20		315,718		315,718		315,718
” (note d)	2013	3.99		—		—		150,000
Dollar denominated bonds (US$300,000)	2011	4.25		377,250		350,280		341,670
Dollar denominated bonds (US$500,000) (note e)	2012	7.0		656,251		611,301		596,951
Dollar denominated bonds (US$400,000)	2027	6.63		503,000		467,040		455,560
Yen denominated bonds (JPY15,500,000) (note a)	2012	3 month Euro Yen LIBOR+0.55~2.5		174,236		195,737		216,548
Yen denominated bonds (JPY5,000,000) (note a)	2012	3 month Euro Yen TIBOR+2.5		—		63,141		69,854
Floating rate notes (US$150,000) (note a)	2010	3-month LIBOR rate +3.05		188,625		175,140		—
Floating rate notes (US$220,000) (note a)	2012	3-month LIBOR rate +3.15		—		256,872		250,558
Bonds with warrants-bearer, detachable, first (note f)	2009	13.65		—		—		10
Bonds with warrants-bearer, detachable, second (note f)	2012	14.23		—		—		1,399
Convertible bonds (SK Telecom)	2009	—		268,415		—		—
Convertible bonds (SK Telecom) (note g)	2014	1.75		—		437,673		437,673

Sub total				4,876,054		5,017,902		4,580,941
Less discounts on bonds				(77,182)		(82,333)		(76,122)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Annual
	Maturity	Interest
	Year	Rate (%)	2008		2009		2010

Less conversion right adjustments				(5,733)		(81,235)		(64,735)
Add long-term accrued interest				17,256		—		—
Add premium on redemption of bonds				—		—		400

Net				4,810,395		4,854,334		4,440,484
Less portion due within one year				(736,003)		(573,936)		(874,436)

Long-term portion			~~W~~	4,074,392	~~W~~	4,280,398	~~W~~	3,566,048

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen Tibor rate and the 3-month Libor rate as of December 31, 2010 are 0.19%, 0.34% and 0.30%, respectively.

(note b)	Bonds were scheduled to be repaid in 3 years with a two-year grace period; the entire amount was repaid during the current year.

(note c)	In accordance with the covenant provision of related borrowings, SK Telink Co., Ltd, a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent until completion of the principal repayment obligation. If the subsidiary of the Company does not comply with the covenant provision until completion of the principal repayment, the Company may be required to perform an immediate redemption by written notification by resolution of bondholders committee.

(note d)	According to the covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent and SK Broadband Co., Ltd. cannot dispose of its property and equipment more than twenty times of its net assets in any given fiscal year.

(note e)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquire more than 45% of ownership of SK Broadband Co., Ltd., a subsidiary of the Company, and its credit rating on global bond (US$500,000 thousand) is downgraded by S&P or Moody’s, SK Broadband Co., Ltd. shall offer a buy-back of all foreign currency debentures at the price of 101% of the principal. If the Company does not comply with the covenant, it may be required to perform an immediate redemption.

(note f)	Bonds with stock warrants were issued by PREGM Co., Ltd., a subsidiary of the Company. First bearer, detachable bonds with stock warrants, have expired as of December 31, 2010 but has yet been redeemed. Exercise period of the second bearer, detachable bonds with stock warrants is from April 19, 2009 to January 23, 2012 and the exercise price is ~~W~~4,375 per share.

(note g)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with conversion price of ~~W~~230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of December 31, 2010 is 2,090,996 shares.

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

In accordance with a resolution of the Board of Directors on January 27, 2010 and on July 22, 2010, conversion price has changed from ~~W~~230,010 to ~~W~~220,000 and number of common shares that can be converted has changed from 1,999,997 shares to 2,090,996 shares due to the payment of periodic dividends and payment of interim dividends. During the year ended December 31, 2010, no conversion was made.

10.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Final	Annual Interest
Lender	Maturity Year	Rate (%) (note a)	2008		2009		2010

Shinhan Bank (note a)	2011	91 days CD yield + 0.25		~~W~~200,000		~~W~~200,000		~~W~~—
Korea Development Bank	2011	91 days CD yield + 1.02		~~W~~100,000		~~W~~100,000		~~W~~100,000
Citibank	2011	91 days CD yield + 1.20		~~W~~100,000		~~W~~100,000		~~W~~100,000
Nonghyup	2011	91 days CD yield + 1.30		~~W~~100,000		~~W~~100,000		~~W~~100,000
Hana Bank	2011	91 days CD yield + 1.50		~~W~~150,000		~~W~~150,000		~~W~~150,000
Nonghyup	2011	91 days CD yield + 1.50		~~W~~50,000		~~W~~50,000		~~W~~50,000
Shinhan Bank	2011	4.36		~~W~~635		—		—
Korea Development Bank	2011	3.52		~~W~~16,253		~~W~~9,752		~~W~~3,251
Kookmin Bank	2012	4.29		~~W~~11,860		~~W~~9,883		~~W~~5,930
Korea Development Bank	2013	4.29		~~W~~10,577		~~W~~10,577		~~W~~8,814
Small Business Corporation	2009	5.25		~~W~~31		—		—
Credit Agricole Bank	2013	6M Libor + 0.29	US$	30,000	US$	30,000	US$	30,000
Bank of China	”	”	US$	20,000	US$	20,000	US$	20,000
DBS Bank	”	”	US$	25,000	US$	25,000	US$	25,000
SMBC	”	”	US$	25,000	US$	25,000	US$	25,000
Korea Development Bank	2014	4.29		—		~~W~~9,885		~~W~~9,885
Korea Development Bank	2015	4.29		—		—		~~W~~10,273
China Merchants Bank	2018	5.35		—		—	CNY	360,000
Korea Exchange Bank	2015	5.18 ~ 5.44		—		—	CNY	200,000
Industrial Bank of Korea	2010	2.78		~~W~~384		~~W~~128		~~W~~—

Total				~~W~~739,740		~~W~~740,225		~~W~~538,153
			US$	100,000	US$	100,000	US$	100,000
				—		—	CNY	560,000

Equivalent in Korean won				~~W~~865,490		~~W~~856,985		~~W~~748,345
Less portion due within one year				(9,019)		(12,345)		(512,377)

Long-term portion				~~W~~856,471		~~W~~844,640		~~W~~235,968

(note a)	As of December 31, 2010, the 91-day CD yield is 2.80%.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The repayment schedule of long-term borrowings at December 31, 2010 is as follows (in millions of Korean won and thousands of U.S. dollars):

			Long-Term Borrowings
	Long-Term		in Foreign Currencies
	Borrowings in		Foreign		Korean Won
Year Ending December 31,	Korean Won		Currencies		Equivalent		Total

2011	~~W~~	512,377	~~W~~	—	~~W~~	—	~~W~~	512,377
2012		10,510		—		—		10,510
2013		8,482	US$	100,000 CNY59,929		124,196		132,678
2014 and thereafter		6,784	CNY	500,071		85,996		92,780

Total	~~W~~	538,153	US$	100,000 CNY560,000	~~W~~	210,192	~~W~~	748,345

11.	SUBSCRIPTION DEPOSITS

The Company receives facility guarantee deposits from subscribers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term subscription guarantee deposits by service type held as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service Type	Subscriber		2008		2009		2010

Cellular	~~W~~	200,000	~~W~~	4,796	~~W~~	5,480	~~W~~	5,220

Subscription deposits payable recorded as current liabilities represents payables to subscribers who have cancelled their services.

12.	LEASES

SK Broadband Co., Ltd., a subsidiary, has leased certain equipment related to telecommunication under a finance lease agreement with Cisco Capital Korea. In addition, under certain finance lease agreements with KDB Capital Corp., and other lease companies, Broadband Media Co., Ltd., a subsidiary of the Company, has leased setup-boxes, sharers, etc. The acquisition cost of such leased setup-boxes, equipment and other totaled ~~W~~198,226 million as of December 31, 2010. Accumulated depreciation for the leased assets as of December 31,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010 is ~~W~~76,663 million. The Company’s minimum future lease payments as of December 31, 2010 are as follows (in millions of Korean won):

	Annual Lease
Year Ending December 31,	Payments		Interest		Principal

2011	~~W~~	50,065	~~W~~	4,597	~~W~~	45,468
2012		30,508		2,381		28,127
2013		17,678		1,094		16,584
2014		15,761		397		15,364

Total	~~W~~	114,012	~~W~~	8,469		105,543

Less portion due within one year						(45,468)

Finance lease liabilities					~~W~~	60,075

The Company leased certain machinery and equipment under an operating lease and the Company’s related minimum future lease payments as of December 31, 2010 are as follows (In millions of Korean won):

	Minimum
	Lease
Year Ending December 31,	Payments

2011	~~W~~	6,552
2012		4,459
2013 and thereafter		1,904

Total	~~W~~	12,915

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan, thousands of Australian dollars, thousands of Canadian dollars, thousands of France francs and thousands of Thailand Baht):

	Foreign Currencies						Korean Won Equivalent
	2008		2009		2010		2008		2009		2010

Cash and cash equivalents	US$	7,269	US$	3,885	US$	3,774	~~W~~	9,140	~~W~~	4,536	~~W~~	4,299
”		EUR85		EUR9		EUR7		152		15		11
”		JPY1,313		JPY35,930		—		18		454		—
”		—		—		CNY150,621		—		—		25,902
”		—		—	SG$	41		—		—		37
Accounts receivable — trade	US$	35,837	US$	36,119	US$	63,291		45,066		42,173		72,106
”		—		JPY54,776		JPY59,566		—		692		831
”		EUR187		EUR187		EUR203		332		313		307
”		—		—		GBP3		—		—		5
”		—		—	AU$	2		—		—		2
”		—		—	CA$	1		—		—		1
”		CNY5,620		—		CNY7,833		1,035		—		1,347
”		—		THB2,852		THB2,968		—		100		113
Short-term loans	US$	2,168	US$	480	US$	300		2,726		560		342
Accounts receivable — other	US$	2	US$	182	US$	14,271		3		212		16,253
”		CNY7,888		CNY1,131		—		1,452		193		—
Guarantee deposits	US$	8	US$	8	US$	147		9		9		167
”		JPY17,397		JPY17,397		JPY16,854		242		220		235

Total assets							~~W~~	60,175	~~W~~	49,477	~~W~~	121,958

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign Currencies						Korean Won Equivalent
	2008		2009		2010		2008		2009		2010

Accounts payable	US$	22,295	US$	22,675	US$	32,812	~~W~~	28,036	~~W~~	26,476	~~W~~	37,370
”		JPY1,251		JPY1,251		JPY76		17		16		1
”		FRF11		FRF11		—		3		3		—
”		—		—		CNY85,117		—		—		14,638
”	US$	31,605	US$	22,695	US$	42,446		39,744		26,498		48,335
”		JPY112,370		JPY99,742		JPY945		1,566		1,260		13
”	HK$	41	HK$	19	HK$	29		7		3		5
”		GBP38		GBP78		GBP86		70		146		152
”	SG$	1	SG$	1	SG$	1		1		1		1
”		EUR1,116		EUR810		EUR429		1,983		1,356		650
”		—		CHF19		—		—		22		—

Total liabilities							~~W~~	71,427	~~W~~	55,781	~~W~~	101,165

14.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	81,193,711	80,745,711	80,745,711
Outstanding shares, net of treasury stock	72,486,015	72,344,999	71,094,999

Significant changes in common capital and capital surplus in 2008, 2009 and 2010 are as follows (in millions of Korean won, except for share data):

	Number of			Capital
	Shares Issued	Capital Stock		Surplus

At December 31, 2007	81,193,711	~~W~~	44,639	~~W~~	2,956,106
Decrease of conversion of convertible bonds due to change in statutory tax rates	—		—		1,544
Gain on disposal of treasury stock (note a)	—		—		722
Equity in capital surplus changes of affiliates	—		—		482

At December 31, 2008	81,193,711		44,639		2,958,854
Issuance of convertible bonds (note b)	—		—		73,622
Gain on disposal of treasury stock (note c)	(448,000)		—		(722)
Equity in capital surplus changes of affiliates	—		—		193

At December 31, 2009	80,745,711		44,639		3,031,947
Equity in capital surplus changes of affiliates	—		—		(167)

At December 31, 2010	80,745,711	~~W~~	44,639	~~W~~	3,031,780

(note a)	On January 23, 2008, treasury stock of 208,326 shares with carrying value totaling ~~W~~49,401 million were sold to employees through a compensatory employee stock purchase plan. As a result of this transaction,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax effect of accumulated temporary differences related to the sold treasury stocks exceeded the loss on disposal of treasury stock.

(note b)	During the year ended December 31, 2009, convertible bonds with principal amount of US$332,528,000 were issued and resulted in the increase in value of the conversion rights (capital surplus) of the convertible bonds (net of tax effect ~~W~~19,445 million).

(note c)	On January 9, 2009, the Company retired 448,000 shares of treasury stock and reduced retained earnings before appropriation in accordance with the Korean Commercial Law. The Company’s capital surplus was changed due to the tax effect of this share retirement.

15.	RETAINED EARNINGS

Retained earnings as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Appropriated	~~W~~	8,295,037	~~W~~	8,890,053	~~W~~	9,350,386
Unappropriated		1,153,148		1,019,700		1,253,013

	~~W~~	9,448,185	~~W~~	9,909,753	~~W~~	10,603,399

The details of appropriated retained earnings as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Legal reserve	~~W~~	22,320	~~W~~	22,320	~~W~~	22,320
Reserve for loss on disposal of treasury stock		255,984		—		—
Reserve for research and manpower development		872,595		672,595		658,928
Reserve for business expansion		6,344,138		7,045,138		7,519,138
Reserve for technology development		800,000		1,150,000		1,150,000

	~~W~~	8,295,037	~~W~~	8,890,053	~~W~~	9,350,386

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

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

c.	Reserve for Business Expansion and Technology Development

The reserves for business expansion and technology development are voluntary and were approved by the board of directors and stockholders.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	TREASURY STOCK

The Company acquired 8,707,696 shares of treasury stock in the market for ~~W~~2,055,620 million through 2008 in order to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock price in the market.

On January 23, 2008, 208,326 shares of treasury stock with total carrying value of ~~W~~49,401 million were sold to employees through a compensatory employee stock purchase plan. In addition, the Company offered loans to its employees to purchase aforementioned shares through the Employees’ Stock Purchase Association (Refer to Note 6 Loans for Employees). As a result of this transaction, the Company recognized loss on disposal of treasury stock of ~~W~~7,155 million and ~~W~~12,718 million of compensation expense for the year ended December 31, 2008.

On January 9, 2009, in accordance with the resolution of Board of Directors on October 23, 2008, the Company additionally acquired 141,012 shares of treasury stock for ~~W~~28,938 million and concurrently retired 448,000 treasury shares which was accumulated to date, with the Company’s retained earnings, for ~~W~~92,477 million. As a result of these transactions, retained earnings decreased by ~~W~~92,476 million.

On December 15, 2009, the Company acquired 4 shares of treasury stock for ~~W~~7 million through the acquisition request of odd lot stock, resulting from the merger with Shinsegi Telecom, Inc.

In addition, from July 26, 2010 through October 20, 2010, the Company acquired 1,250,000 shares of treasury stock for ~~W~~210,356 million in accordance with a resolution of the Board of Directors on July 22, 2010.

As a result, treasury stocks amount to as of December 31, 2010, 2009 and 2008 are 9,650,712 shares, 8,400,712 shares and 8,707,696 shares with acquisition costs of ~~W~~2,202,439 million, ~~W~~1,992,083 million and ~~W~~2,055,620, respectively.

17.	INCOME TAXES

Income tax expenses for continuing operation for the years ended December 31, 2008, 2009 and 2010 consist of the following (in millions of Korean won):

	2008		2009		2010

Currently	~~W~~	494,163	~~W~~	610,561	~~W~~	525,488
Changes in net deferred tax liabilities		(194,864)		(254,891)		(121,182)

Income tax expenses	~~W~~	299,299	~~W~~	355,670	~~W~~	404,306

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2008, 2009 and 2010 is attributable to the following (in millions of Korean won):

	2008		2009		2010

Income taxes at statutory income tax rate of 25% in 2008 and 22% in 2009 and 2010(*)	~~W~~	315,091	~~W~~	308,109	~~W~~	397,868
Resident surtax payable		31,509		30,811		39,787
Tax credit for investments, technology and human resource development		(98,551)		(98,242)		(37,074)
Special surtax for agriculture and fishery industries fund designated by government		17,528		16,521		6,720
Additional income tax (tax refund) for prior periods		(53,913)		10,947		(7,508)
Tax effect from statutory tax rate change		(28,656)		(3,353)		(2,807)
Goodwill amortization not deductible for tax purpose		35,382		31,136		31,136
Undistributed earnings (unrecognized deficit) of subsidiaries		3,196		(14,821)		(315)
Permanent differences		40,484		3,586		1,246
Increase (decrease) in valuation allowance		37,229		70,976		(24,747)

Recorded income taxes	~~W~~	299,299	~~W~~	355,670	~~W~~	404,306

Effective tax rate		23.43%		25.30%		24.16%

(*)	Tax rate represents statutory tax rate in Korea. However, for certain foreign subsidiaries different tax rates are applied, in accordance with the respective tax jurisdictions.

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Current:
Allowance for doubtful accounts	~~W~~	33,073	~~W~~	56,573	~~W~~	41,748
Accrued interest income		(2,902)		(1,662)		(846)
Accrued interest expense		21,856		35,179		40,260
Provision for handset subsidy		—		128,785		160,625
Net operating loss carryforwards		7,606		—		117
Tax credit carryforwards		570		225		3
Other		(32,417)		(13,809)		(42,117)

Net deferred tax assets — current		27,786		205,291		199,790

Non-Current:
Depreciation		(9,491)		6,112		29,575
Loss on impairment of investment securities		99,149		59,450		48,379
Equity in losses (gains) of affiliates, net		(3,458)		2,468		10,197
Unrecognized deficit (undistributed earnings) of subsidiaries		(59,826)		111,807		121,529
Tax free reserve for research and manpower development		(80,707)		(132,244)		(80,761)
Loss on valuation of foreign currency swap		(36,332)		(49,178)		(36,647)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008		2009		2010

Loss on valuation of interest swap		7,370		3,392		—
Loss on valuation of foreign currency swap (accumulated other comprehensive income)		(1,490)		(5,365)		16,831
Gain on conversion of convertible bond		(82,091)		—		—
Consideration for conversion right		(11,325)		(21,046)		(14,188)
Equity in other comprehensive income of affiliates, net		22,960		13,799		22,260
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(123,636)		(309,882)		(186,213)
Goodwill relevant to leased line		—		189,372		140,809
Loss (gain) on foreign currency translation		(34,773)		(48,475)		21,831
Net operating loss carryforwards		137,348		176,532		217,769
Tax credit carryforwards		39,345		14,417		2,043
Other		86,061		52,945		(20,358)

Total deferred tax assets (liabilities)		(50,896)		64,104		293,056
Valuation allowance for:
Depreciation		(11,686)		(8,558)		(9,006)
Net operating loss carryforwards		(137,348)		(176,449)		(215,399)
Equity in losses of affiliates and unrecognized deficit of subsidiaries		(87,314)		(111,449)		(83,458)
Gain on foreign currency translation		(34,773)		(48,475)		(21,831)
Loss on impairment of investment securities		(18,387)		(18,033)		(17,850)
Other		(63,403)		(13,949)		(33,133)

Net deferred tax liabilities — non-current	~~W~~	(403,807)	~~W~~	(312,809)	~~W~~	(87,621)

The expirations of the net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries which are expected to be utilized are as follows (in millions of Korean won):

	Net Operating Loss		Tax Credit
Year Ending December 31,	Carryforwards		Carryforwards

2011	~~W~~	84,262	~~W~~	3
2012		175,075		—
2013 and thereafter		810,983		356

Total	~~W~~	1,070,320	~~W~~	359

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets (liabilities) added to (deducted from) capital surplus or accumulated other comprehensive income as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Consideration for conversion right	~~W~~	1,545	~~W~~	(19,445)	~~W~~	—
Gain on disposal of treasury stock		7,971		(1,533)		—
Other capital adjustment		—		190,245		50
Equity in capital adjustments of affiliates		4,677		(3,028)		4,788
Stock option		99		—		—
Unrealized gain on valuation of long-term investment securities, net		491,375		(159,942)		55,435
Equity in other comprehensive income of affiliates, net		(11,722)		11,028		(923)
Loss (gain) on valuation of foreign currency swap		(2,636)		(4,244)		18,972
Loss (gain) on valuation of interest rate swap		8,241		(4,286)		(1,257)
Foreign-based operations’ translation adjustment		226		—		708
Other capital surplus		—		—		163

Total	~~W~~	499,776	~~W~~	8,795	~~W~~	77,936

18.	COMPREHENSIVE INCOME

Details of comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008				2009				2010
	Profit and				Profit and				Profit and
	Loss Effect		Tax Effect		Loss Effect		Tax Effect		Loss Effect		Tax Effect

Net income	~~W~~	972,338			~~W~~	1,055,606			~~W~~	1,297,176
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		(1,216,771)	~~W~~	491,376		590,746	~~W~~	(159,942)		(204,611)	~~W~~	55,435
Equity in other comprehensive income of affiliates, net		(70,490)		(11,722)		(20,017)		11,028		4,597		(923)
Foreign-based operations translation adjustment		60,262		226		(41,753)		—		(6,246)		708
Gain (loss) on valuation of currency swap, net		20,360		(2,636)		14,941		(4,244)		(74,628)		18,972
Gain (loss) on valuation of interest rate swap, net		(28,427)		8,241		15,197		(4,286)		5,213		(1,257)

Sub-total		(1,235,066)	~~W~~	485,485		559,114	~~W~~	(157,444)		(275,675)	~~W~~	72,935

Comprehensive income	~~W~~	(262,728)			~~W~~	1,614,720			~~W~~	1,021,501

Attributable to:
Controlling interests	~~W~~	(19,347)			~~W~~	1,806,296			~~W~~	1,103,938
Non-controlling interests		(243,381)				(191,576)				(82,437)

	~~W~~	(262,728)			~~W~~	1,614,720			~~W~~	1,021,501

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	NET INCOME PER SHARE

Net income from continuing operation per share and net income per share for the years ended December 31, 2008, 2009 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income from continuing operation per share

	2008		2009		2010

Net income from continuing operation attributable to the controlling interests	~~W~~	1,204,562	~~W~~	1,242,387	~~W~~	1,373,926
Weighted average number of common shares outstanding		72,765,557		72,346,763		71,942,387

Net income per share (in Korean won)	~~W~~	16,554	~~W~~	17,173	~~W~~	19,098

Net income from continuing operation attributable to the controlling interests for the years ended December 31, 2008, 2009 and 2010 are computed as follows (in millions of Korean won):

	2008		2009		2010

Net income attributable to the controlling interests	~~W~~	1,215,719	~~W~~	1,247,182	~~W~~	1,379,613
The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests		(11,157)		(4,795)		(5,687)

Net income from continuing operation attributable to the controlling interests	~~W~~	1,204,562	~~W~~	1,242,387	~~W~~	1,373,926

Net income per share

	2008		2009		2010

Net income attributable to the controlling interests	~~W~~	1,215,719	~~W~~	1,247,182	~~W~~	1,379,613
Weighted average number of common shares outstanding		72,765,557		72,346,763		71,942,387

Net income per share	~~W~~	16,707	~~W~~	17,239	~~W~~	19,177

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average number of common shares outstanding for 2008, 2009 and 2010 is calculated as follows:

			Weighted	Weighted
		Number of	Number of	Number
	Date	Shares	Days	of Shares

For 2008:
Number of shares at January 1, 2008		81,193,711	366/366	81,193,711
Treasury stock, at the beginning of the year		(8,609,034)	366/366	(8,609,034)
Acquisition of treasury stock	(note a)	(306,988)	18/365	(14,924)
Disposal of treasury stock		208,326	344/366	195,804

Number of shares at December 31, 2008	(note b)	72,486,015		72,765,557

For 2009:
Number of shares at January 1, 2009		81,193,711	365/365	81,193,711
Treasury stock, at the beginning of the year		(8,707,696)	365/365	(8,707,696)
Acquisition of treasury stock	(note a)	(141,016)	360/365	(139,252)

Number of shares at December 31, 2009		72,344,999		72,346,763

For 2010:
Number of shares at January 1, 2010		80,745,711	365/365	80,745,711
Treasury stock, at the beginning of the year		(8,400,712)	365/365	(8,400,712)
Acquisition of treasury stock	(note a)	(1,250,000)	118/365	(402,612)

Number of shares at December 31, 2010		71,094,999		71,942,387

(note a)	The Company acquired treasury stocks on various dates for the years ended December 31, 2008, 2009 and 2010, and the weighted number of shares is calculated at each transaction date respectively.

(note b)	Amount excludes ex dividends shares of 38,188 shares acquired by the Company prior to year-end, which resulted in total number of shares of 72,524,203 shares as of December 31, 2008.

Diluted net income from continuing operation per share and diluted net income per share amounts for the years ended December 31, 2008, 2009 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income from continuing operation per share

	2008		2009		2010

Adjusted net income from continuing operation attributable to the controlling interests	~~W~~	1,215,712	~~W~~	1,262,871	~~W~~	1,392,677
Adjusted weighted average number of common shares outstanding		74,090,301		74,367,734		74,033,383

Net income per share	~~W~~	16,409	~~W~~	16,981	~~W~~	18,811

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Diluted net income per share

	2008		2009		2010

Adjusted net income attributable to the controlling interest	~~W~~	1,226,869	~~W~~	1,267,666	~~W~~	1,398,364
Adjusted weighted average number of common shares outstanding		74,090,301		74,367,734		74,033,383

Diluted net income per share	~~W~~	16,559	~~W~~	17,046	~~W~~	18,888

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2008, 2009 and 2010 are as follows:

Diluted net income per share

			Average Weighted
	Net Income		Number of Shares	Per-Share Amount
	(In millions of			(In Korean won)
	Korean won)

For 2008
Basic net income per share	~~W~~	1,215,719	72,765,557	~~W~~	16,707

Effect of convertible bonds (note a)		11,150	1,324,744

Diluted net income per share	~~W~~	1,226,869	74,090,301	~~W~~	16,559

For 2009
Basic net income per share	~~W~~	1,247,182	72,346,763	~~W~~	17,239

Effect of convertible bonds (note a)		20,484	2,020,971

Diluted net income per share	~~W~~	1,267,666	74,367,734	~~W~~	17,046

For 2010
Basic net income per share	~~W~~	1,379,613	71,942,387	~~W~~	19,177

Effect of convertible bonds (note a)		18,751	2,090,996

Diluted net income per share	~~W~~	1,398,364	74,033,383	~~W~~	18,888

(note a)	The effect of convertible bonds is an increase in net income related to interest expenses that would not be incurred, and increase in the weighted average number of common shares outstanding related to common shares that would be issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

Net incomes from discontinued operation per share for the years ended December, 31, 2008, 2009 and 2010 are ~~W~~153, ~~W~~66 and ~~W~~79, respectively

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won, except for face value and share data):

Fiscal		Number of Shares			Dividend
Year	Dividend Type	Outstanding	Face Value		Ratio	Dividends

2008	Cash dividends (interim)	72,793,003	~~W~~	500	200%	~~W~~	72,793
	Cash dividends (year-end)	72,524,203	~~W~~	500	1,680%		609,203

	Total					~~W~~	681,996

2009	Cash dividends (interim)	72,345,003	~~W~~	500	200%	~~W~~	72,345
	Cash dividends (year-end)	72,344,999	~~W~~	500	1,680%		607,698

	Total					~~W~~	680,043

2010	Cash dividends (interim)	72,344,999	~~W~~	500	200%	~~W~~	72,345
	Cash dividends (year-end)	71,094,999	~~W~~	500	1,680%		597,198

	Total					~~W~~	669,543

Dividends payout ratios for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won and %):

	2008		2009		2010

Dividends	~~W~~	681,996	~~W~~	680,043	~~W~~	669,543
Net income attributable to the controlling interest	~~W~~	1,215,719	~~W~~	1,247,182	~~W~~	1,379,613

Dividends payout ratio		56.10%		54.53%		48.53%

Dividends yield ratios for the years ended December 31, 2008, 2009 and 2010 are as follows (in Korean won and %):

	2008		2009		2010

Dividend per share	~~W~~	9,400	~~W~~	9,400	~~W~~	9,400
Stock price at the year-end	~~W~~	209,000	~~W~~	169,500	~~W~~	173,500

Dividends yield ratio		4.49%		5.55%		5.42%

21.	RESTRICTED DEPOSITS

a. At December 31, 2010, the Company has guarantee deposits restricted for their checking accounts totaling ~~W~~52 million and deposits restricted for charitable trust for the benefit of the public amounting to ~~W~~56,500 million.

b. At December 31, 2010, certain short-term and long-term financial instruments totaling ~~W~~167,675 million are secured for payment guarantee of short-term borrowings, accounts payable and others.

22.	COMMITMENTS AND CONTINGENCIES

a. As of December 31, 2010, SK Broadband Co., Ltd., a subsidiary of the Company, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals as follows: ~~W~~52,000 million to Woori Bank, ~~W~~65,000 million to Hana Bank, ~~W~~52,000 million to Kookmin Bank and ~~W~~26,000 million to the Korean Federation of Community Credit Cooperatives, respectively. The Company also provided its short-term financial instruments as collaterals as

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

follows: ~~W~~35,000 million to Hana Bank, ~~W~~65,000 million to Korea Exchange Bank, ~~W~~34,000 million to Nonghyup, and ~~W~~20,000 million to Woori Bank, respectively.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has pledged its properties as collateral in the amount of ~~W~~16,900 million to Kookmin Bank as of December 31, 2010.

SK Broadband Co., Ltd.’s board of directors resolved to provide up to ~~W~~20,000 million of its time deposits as collateral for members of Employee Stock Purchase Association (ESPA) in order for employees to contribute money to the ESPA, which will be used to purchase the shares of SK Broadband Co., Ltd. in the market. In accordance with the resolution, SK Broadband Co., Ltd. has pledged its time deposits of ~~W~~7,400 million as of December 31, 2010.

b. Broadband Media Co., Ltd., a subsidiary of the Company, has provided notes amounting to ~~W~~50,000 million as collateral to Hana Bank for its short-term borrowings.

c. As of December 31, 2010, customers of SK Broadband Co., Ltd. have filed a lawsuit with a claim amount of ~~W~~24,113 million against SK Broadband Co., Ltd. for alleged violation of customers’ privacy. PAXNet Co., Ltd., a subsidiary of the Company, has been filed a lawsuit in the amount of ~~W~~2,200 million for alleged patent infringement. The ultimate outcome of these lawsuits cannot be presently determined.

23.	INSURANCE

At December 31, 2010, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won, thousands of U.S. dollars, and thousands of Chinese Yuan):

Asset	Risk	Book Value		Coverage

Inventories, property and equipment	Fire and comprehensive liability			US$	3,850 ~~W~~10,185,322
		~~W~~	4,987,033	CNY	1,100,000

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~80,000 million.

24.	TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the years ended December 31, 2008, 2009 and 2010, and account balances as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

Description	2008		2009		2010

Transactions
SK C&C Co., Ltd.:
Purchases of property and equipment	~~W~~	232,238	~~W~~	237,459	~~W~~	270,865
Commissions paid and other expense		273,279		317,539		316,395
Commission income and other income		12,681		12,606		19,500
SK Corporation:
Purchases of property and equipment		—		85		118
Commissions paid and other expense		177		26,688		33,787
Commission income and other income		313		863		1,486

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2008		2009		2010

SK Energy Co., Ltd.:
Purchases of property and equipment		3,001		—		—
Commissions paid and other expense		17,895		1,071		951
Commission income and other income		8,898		6,673		8,248
SK Engineering & Construction Co., Ltd.:
Purchases of property and equipment		256,548		344,739		357,786
Commissions paid and other expense		17,025		30,999		29,168
Commission income and other income		2,705		2,340		10,500
SK Telesys Co., Ltd.:
Purchases of property and equipment		270,133		237,015		336,265
Commissions paid and other expenses		9,078		110,192		46,513
Commission income and other income		1,967		1,652		12,361
SK Networks Co., Ltd.:
Purchases of property and equipment		28,972		1,513,804		9,252
Commissions paid, leased line and other expense		770,917		967,901		1,083,543
Sales of handsets and other income		33,035		45,349		28,494
SK Networks Service:
Purchases of property and equipment		—		—		663
Commissions paid and other expenses		20,599		28,009		54,049
Commission income and other income		—		509		—
SKC:
Commissions paid and other expenses		26		26		26
Commission income and other income		1,005		909		1,010
M&SERVICE Co., Ltd.:
Purchases of property and equipment	~~W~~	1,906	~~W~~	1,458	~~W~~	921
Commissions paid and other expenses		9,978		10,316		16,372
Commission income and other income		417		1,322		605
SK Mobile Energy., Ltd.:
Purchases of property and equipment		4,167		5,512		3,522
Commission income and other income		23		21		22
Infosec Co., Ltd.:
Purchases of property and equipment		1,270		349		1,656
Commissions paid and other expenses		3,076		1,218		6,324
Commission income and other income		11		6		19
SK Shipping Co., Ltd.:
Purchases of property and equipment		—		23,870		—
Commission income and other income		568		2,775		3,370
SK pinx Co., Ltd.:
Purchases of property and equipment		—		—		3,317
Commissions paid and other expenses		—		—		196

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2008		2009		2010

MROKorea Co., Ltd.:
Purchases of property and equipment		119		3,802		7,041
Commissions paid and other expenses		2,545		3,677		5,761
Commission income and other income		12		19		161
Others:
Purchases of property and equipment		—		12,777		—
Commissions paid and other expenses		1,074		24,758		4,011
Commission income and other income		4,120		4,318		4,235
Balances
SK C&C Co., Ltd.:
Accounts receivable — trade and other	~~W~~	2,477	~~W~~	1,070	~~W~~	935
Guarantee deposits		140		—		—
Accounts payable		93,680		260,732		203,031
Guarantee deposits received		24		5		3,585
SK Corporation:
Accounts receivable — trade and other		46		249		480
Accounts payable		—		2		1,595
Guarantee deposits received		—		23		—
SK Energy Co., Ltd.:
Accounts receivable — trade and other		109		1,323		1,204
Guarantee deposits		—		96		96
Accounts payable		3,548		577		—
Guarantee deposits received		—		—		23
SK Engineering & Construction Co., Ltd.:
Accounts receivable — trade and other		203		208		2,610
Accounts payable		1,164		44,420		42,880
Guarantee deposits received		1,076		82		82
SK Telesys Co., Ltd.:
Accounts receivable — trade and other		486		242		14,207
Accounts payable		20,533		55,585		63,350
SK Networks Co., Ltd.:
Accounts receivable — trade and other		1,598		5,319		3,203
Guarantee deposits		1,230		5,730		5,513
Accounts payable		75,806		287,837		99,284
Guarantee deposits received		3,963		54,461		689
SK Networks Service Co., Ltd.:
Accounts receivable — trade and other		—		—		1
Accounts payable		—		13,028		10,585
M&SERVICE Co., Ltd.:
Accounts receivable — trade and other		—		967		1,591
Accounts payable		—		7,514		4,036

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Description	2008	2009	2010

Infosec Co., Ltd.:
Accounts receivable — trade and other	—	—	2
Accounts payable	—	6	3,045
MROKorea Co., Ltd.:
Accounts receivable — trade and other	—	—	6
Accounts payable	—	1,855	1,985
Others:
Accounts receivable — trade and other	461	1,035	1,027
Guarantee deposits	1	1	—
Accounts payable	4,661	4,271	1,124
Guarantee deposits received	—	—	258

25.	COMPENSATION FOR KEY MANAGEMENT

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008	2009	2010

Payee
(including outside directors)	7 registered directors	8 registered directors	8 registered directors
Payroll	~~W~~4,405	~~W~~6,422	~~W~~2,994
Severance indemnities	556	276	702

Total	~~W~~4,961	~~W~~6,698	~~W~~3,696

26.	PROVISION

a.  Provision for point program

The Company, for marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration the period end date.

Details of change in the provisions for such points for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Beginning balance	~~W~~	27,668	~~W~~	24,889	~~W~~	18,856
Increase (provision)		12,430		11,400		7,259
Decrease (usage and reversal)		(15,209)		(17,433)		(9,056)

Ending balance	~~W~~	24,889	~~W~~	18,856	~~W~~	17,059

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Points expire after 5 years. The expected year when unused points as of December 31, 2010 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

	Estimated
	Amount
	to be Paid
	in Nominal		Current
Expected Year of Usage (note a)	Value (note a)		Value

2011	~~W~~	8,251	~~W~~	7,898
2012		4,779		4,379
2013		2,865		2,513
2014		1,717		1,442
2015		1,030		827

Ending balance	~~W~~	18,642	~~W~~	17,059

(note a)	The above expected year of usage and the current value of the estimated amount to be paid are estimated based on historical usage experience.

b.  Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis (refer to Note 2.(z)). Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the years ended December 31, 2008, 2009 and 2010 are as follows (In millions of Korean won):

	2008		2009		2010

Beginning balance	~~W~~	—	~~W~~	339,696	~~W~~	609,733
Increase (provision)		433,276		695,330		941,586
Decrease (subsidy payment)		(93,580)		(425,293)		(819,277)

Ending balance	~~W~~	339,696	~~W~~	609,733	~~W~~	732,042

The estimated monetary amount to be paid in a given year is as follows (in millions of Korean won):

	Estimated
	Amount
	to be Paid
Expected Payment	in Nominal		Current
for the Year Ended December 31,	Value		Value

2011	~~W~~	663,740	~~W~~	652,564
2012		82,901		79,478

Ending balance	~~W~~	746,641	~~W~~	732,042

27.	DERIVATIVE INSTRUMENTS

a.  Currency swap contract to which the cash flow hedge accounting

The Company has entered into fixed-to-fixed cross currency swap contracts with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds, with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2010, in connection with its unsettled foreign currency swap contracts which cash flow hedge

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,321 million (excluding tax effect totaling ~~W~~1,478 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~3,049 million) is accounted for as accumulated other comprehensive loss.

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings, with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2010, in connection with its unsettled cross currency interest rate swap contract which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,798 million (net of tax effect totaling ~~W~~1,193 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~19,090 million) is accounted for as accumulated other comprehensive loss.

The Company has entered into floating-to-fixed cross currency swap contracts with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds, with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2010, in connection with its unsettled cross currency interest rate swap contracts which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~6 million (net of tax effect totaling ~~W~~1,525 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~70,581 million) is accounted for as accumulated other comprehensive income.

SK Broadband Co., Ltd., a subsidiary of the Company, has entered into fixed-to-fixed cross currency swap contracts with Korea Development Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds, with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of December 31, 2010, in connection with its unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~8,768 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling ~~W~~100,350 million) is accounted for as accumulated other comprehensive income. Meanwhile, in connection with the currency swap contract, loss on valuation of currency swap which was incurred before application of hedge accounting, amounting to ~~W~~46,856 million is charged to current operations.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds, with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of December 31, 2010, in connection with its unsettled cross currency interest rate swap contract which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,076 million (net of tax effect totaling ~~W~~586 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~4,219 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misubish Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds, with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2010, in connection with unsettled cross currency interest rate swap contract which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~466 million (net of tax effect totaling ~~W~~131 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~8,758 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into fixed-to-fixed cross currency swap contracts with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar dominated bonds, with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of December 31, 2010, in connection with its unsettled foreign currency swap contracts which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~54,179 million (excluding tax effect

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

totaling ~~W~~15,281 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~1,930 million) is accounted for as other comprehensive income. Meanwhile, in connection with the currency swap contract, loss on valuation of currency swap which was incurred before application of hedge accounting, amounting to ~~W~~129,806 million is charged to current operations.

b.  Interest rate swap contract to which the cash flow hedge accounting

The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings, with face amounts totaling ~~W~~500,000 million borrowed on July 28, 2008 between August 12, 2011. As of December 31, 2010, in connection with its unsettled interest rate swap contract which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,720 million (net of tax effect totaling ~~W~~1,826 million) is accounted for as accumulated other comprehensive loss.

c.  Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~1,671 million and ~~W~~3,372 million for the years ended December 31, 2010 and 2009, respectively, are charged to current operations.

As of December 31, 2010, fair values the Company’s derivative instruments recorded in assets or liabilities and details are as follows (in thousands of U.S. dollars, Japanese yen and millions of Korean won):

					Fair Value
					Designated
				Duration	as Cash		Not
Type	Hedged Item	Amount		of Contract	Flow Hedge		Designated		Total

Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		12,099		—		12,099
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		(71,390)		129,806		58,416
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		69,062		—		69,062
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~ Feb. 1, 2012		109,118		(46,856)		62,262

Total assets					~~W~~	118,889	~~W~~	82,950	~~W~~	201,839

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011	~~W~~	7,848	~~W~~	—	~~W~~	7,848
Floating-to-fixed Interest rate swap	Long-term borrowings	~~W~~	500,000	Jul. 28, 2008 ~ Aug. 12, 2011		7,546		—		7,546
Non-current liabilities
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		1,557		—		1,557
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012		8,161		—		8,161
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr.29, 2012		—		5,043		5,043

					~~W~~	25,112	~~W~~	5,043	~~W~~	30,155

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are prepared using indirect method.

Significant non-cash transactions for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Write-offs of accounts receivable-trade	~~W~~	37,079	~~W~~	43,898	~~W~~	65,192
Acquisition of property and equipment asset through finance lease contract		76,364		10,709		26,690
Transfer from inventory to property and equipment		46,749		97,767		67,694
Acquisition of machinery by accounts payable		39,640		32,150		—
Transfer from construction in progress to machinery and other property and equipment		—		1,622,669		1,546,369

29.	SUBSEQUENT EVENT

On February 11, 2011, the Company disposed its common stock investment in SK C&C Co, Ltd, an available for sale investment and the Company’s ultimate parent company, of 2,050,000 shares (ownership 4.1%) for ~~W~~200,695 million or ~~W~~97,900 per common share.

30.	SEGMENT INFORMATION

The Company’s segments are based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into a segment.

Through 2007, the Company had one reportable operating segment, cellular telephone communication service. In 2008, the Company acquired SK Broadband Co., Ltd., a fixed-line telephone service provider and included it in the consolidation. As a result, the Company has had two operating segments, cellular telephone communication services and fixed-line telecommunication service since 2008. Cellular telephone communication services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services and internet services.

Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “Other” category below. Other consists primarily of the operations from the leased line services, internet portal services and game manufacturing.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Details of each segment for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	For The Year Ended December 31, 2008
	Cellular
	Telephone		Fixed-line
	Communication		Telecommunication						Consolidating		Consolidated
	Service		Service		Other		Sub-total		Adjustments		Amount

Total sales	~~W~~	11,706,369	~~W~~	2,214,742	~~W~~	663,432	~~W~~	14,584,543	~~W~~	(633,530)	~~W~~	13,951,013
Internal sales		127,301		59,752		446,477		633,530		(633,530)		—
Net sales		11,579,068		2,154,990		216,955		13,951,013		—		13,951,013
Operating income		2,256,564		22,762		(519,019)		1,760,307		—		1,760,307
Property and equipment and intangible assets		7,640,698		3,337,532		437,604		11,415,834		—		11,415,834
Depreciation and amortization		1,943,422		535,169		276,769		2,755,360		—		2,755,360

	For The Year Ended December 31, 2009
	Cellular
	Telephone		Fixed-line
	Communication		Telecommunication						Consolidating		Consolidated
	Service		Service		Other		Sub-total		Adjustments		Amount

Total sales	~~W~~	12,485,712	~~W~~	2,262,451	~~W~~	600,503	~~W~~	15,348,666	~~W~~	(836,319)	~~W~~	14,512,347
Internal sales		394,114		170,299		271,906		836,319		(836,319)		—
Net sales		12,091,598		2,092,152		328,597		14,512,347		—		14,512,347
Operating income		2,371,663		(171,049)		(319,379)		1,881,235		—		1,881,235
Property and equipment and intangible assets		7,870,203		3,378,390		909,611		12,158,204		—		12,158,204
Depreciation and amortization		2,031,472		591,606		106,930		2,730,008		—		2,730,008

	For The Year Ended December 31, 2010
	Cellular
	Telephone		Fixed-line
	Communication		Telecommunication						Consolidating		Consolidated
	Service		service		Other		Sub-total		Adjustments		Amount

Total sales	~~W~~	13,431,734	~~W~~	2,585,812	~~W~~	680,832	~~W~~	16,698,378	~~W~~	(1,263,005)	~~W~~	15,435,373
Internal sales		592,987		421,554		248,464		1,263,005		(1,263,005)		—
Net sales		12,838,747		2,164,258		432,368		15,435,373		—		15,435,373
Operating income		2,275,907		(178,487)		(155,117)		1,942,303		—		1,942,303
Property and equipment and intangible assets		7,564,433		3,321,625		719,179		11,605,237		—		11,605,237
Depreciation and amortization		2,189,653		585,038		94,077		2,868,768		—		2,868,768

31.	K-IFRS ADOPTION PLAN AND STATUS

In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under the Korean International Financial Reporting Standards (“K-IFRS”) beginning January 1, 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements, as well as to train the Company’s employees. The Company performed the following for its preparation of K-IFRS adoption:

(1) Analysis of impact on IFRS adoption and plan: The Company performed preliminary analysis on the impact that K-IFRS may have on the Company’s accounting policy, financial reporting and financial system.

(2) Designing and establishing: The Company performed analysis on the impact that K-IFRS may have on the Company’s accounting policy, financial reporting and financial system, and alternatives. The Company also trained its relevant employees. In addition, the Company made changes to its operating procedures and systems to process reliable financial data in accordance with K-IFRS.

As of December 31, 2010, the Company has completed the above procedures and is currently preparing financial statements in accordance with K-IFRS as of and after conversion date of January 1, 2011.

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following reconciles net income for the years ended December 31, 2008, 2009 and 2010 and shareholders’ equity as of December 31, 2008, 2009 and 2010 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Note		Year Ended December 31,
	Reference		2008		2009		2010
Net income based on Korean GAAP			~~W~~	972,338	~~W~~	1,055,606	~~W~~	1,297,176
Adjustments:
Loss on impairment of investment securities	32	.a		172,597		2,896		1,020
Reversal of amortization of goodwill	32	.b		185,483		168,590		149,571
Goodwill impairment	32	.b		(106,046)		—		—
Intangible assets	32	.b		(10,932)		(3,032)		(3,566)
Capitalization of foreign exchange losses and interest expenses related to tangible assets	32	.c		4,356		7,616		(545)
Capitalization of interest expenses related to purchases of intangible assets	32	.c		5,272		5,272		5,272
Nonrefundable activation fees for wireless service only	32	.d		(21,991)		40,659		9,931
Convertible bonds payable	32	.e		(30,407)		103,657		(36,511)
Currency and interest rate swap	32	.f		(478,874)		543,802		(88,111)
Provision for credit loss	32	.g		—		—		16,077
Consolidation of variable interest entity	32	.h		(34,303)		(36,260)		—
Investment in preferred stock	32	.i		—		—		6,460
Scope of consolidation	32	.j		187,833		(3,920)		6,763
Reclassification of SK C&C investment	32	.k		47,645		(94,327)		—
Retroactive application of equity method of accounting on SKBB investment	32	.l		(21,025)		—		—
Business combination	32	.m		—		(340,979)		33,758
Asset Securitization Transactions	32	.n		—		15,489		(15,489)
FIN 48 effect	32	.o		2,778		2,711		(53,869)
Effect of changes in tax law	32	.o		30,066		—		—
Tax effect of the reconciling items	32	.p		46,947		(111,098)		68,684

Net income based on U.S. GAAP			~~W~~	951,737	~~W~~	1,356,682	~~W~~	1,396,621
Less net loss attributable to non-controlling interest				121,129		123,044		128,470

Net income attributable to the Company			~~W~~	1,072,866	~~W~~	1,479,726	~~W~~	1,525,091

Weighted average number of common shares outstanding				72,765,557		72,346,763		71,942,387

Earnings per share based on U.S. GAAP:
Continuing operation — Basic earnings per share			~~W~~	11,406	~~W~~	17,812	~~W~~	21,187

— Diluted earnings per share			~~W~~	11,327	~~W~~	17,575	~~W~~	20,829

Discontinued operation — Basic earnings per share			~~W~~	3,338	~~W~~	2,641	~~W~~	12

— Diluted earnings per share			~~W~~	3,279	~~W~~	2,570	~~W~~	12

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Note	Year Ended December 31,
	Reference	2008		2009		2010

Shareholders’ equity based on Korean GAAP Adjustments:		~~W~~	11,824,440	~~W~~	12,344,625	~~W~~	12,478,649
Reversal of amortization of goodwill	32.b		1,026,967		1,195,557		1,345,128
Goodwill impairment	32.b		(118,570)		(118,570)		(118,570)
Capitalization of foreign exchange losses and interest expenses related to tangible assets	32.c		62,098		69,714		69,169
Capitalization of interest expenses related to purchase of intangible assets	32.c		(42,572)		(37,300)		(32,028)
Nonrefundable activation fees for wireless service only	32.d		(398,358)		(357,699)		(347,768)
Convertible bonds payable	32.e		(43,049)		(32,459)		(68,230)
Currency and interest rate swap	32.f		(45,503)		10,375		(6,511)
Provision for credit loss	32.g		—		—		15,964
Consolidation of variable interest entity	32.h		(32,676)		—		—
Investment in preferred stock	32.i		—		—		6,359
Scope of consolidation	32.j		(801,413)		(89,175)		(93,187)
Reclassification of SK C&C investment	32.k		(7,114)		—		—
Retroactive application of equity method of accounting on SKBB investment	32.l		(62,382)		—		—
Business combination	32.m		—		94,236		116,410
Asset Securitization Transactions	32.n		—		15,489		—
FIN 48 effect	32.o		(10,440)		(7,683)		(61,552)
Investment securities without readily determinable fair value	32.q		—		8,833		5,000
Determination of acquisition cost of equity interest in subsidiary	32.r		130,791		130,791		130,791
Additional equity investment in subsidiaries	32.s		1,052,887		1,016,390		1,045,153
Loans receivable for stock issued to employees	32.t		(60,908)		(57,615)		(43,052)
Tax effect of the reconciling items			87,821		75,263		131,008
Shareholders’ equity based on U.S. GAAP		~~W~~	12,562,019	~~W~~	14,260,772	~~W~~	14,572,733

Controlling interest		~~W~~	12,215,192	~~W~~	13,186,782	~~W~~	13,724,876

Non-controlling interest		~~W~~	346,827	~~W~~	1,073,990	~~W~~	847,857

The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders’ equity.

a.	Impairment of Investment Securities and Recoveries

Under Korean GAAP, if the collectible value from the securities is less than acquisition costs based on objective evidence such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities are written down to fair value as its new cost basis and the amount of the write-down is recognized in

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current earnings. Other than temporary impairment is determined based on evidence-based judgment related to potential recovery of the declined fair value up to (or beyond) the cost of investment in the future and the severity and duration of the impairment in relation to the forecasted recovery of fair value. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the years ended December 31, 2008, 2009 and 2010 increased by ~~W~~1,391 million nil and nil respectively, when compared to that under Korean GAAP.

Furthermore, certain available-for-sale securities which impairment losses had been previously recognized, under U.S. GAAP but not for Korean GAAP purposes, were sold or impairment loss was recognized for Korean GAAP purposes during the year ended December 31, 2008, 2009 and 2010. As a result, disposal losses from such available-for-sale securities and impairment losses that were recognized for Korean GAAP purposes, for the year ended December 31, 2008, 2009 and 2010 amounting to ~~W~~173,988 million, ~~W~~2,896 million and ~~W~~1,020 million respectively, which were reversed for U.S. GAAP purposes. Consequently for the years ended December 31, 2008, 2009 and 2010 a total decrease in impairment loss of ~~W~~172,597 million, ~~W~~2,896 million and ~~W~~1,020 million, occurred for U.S. GAAP purposes from Korean GAAP purposes.

Under Korean GAAP, any subsequent recoveries of impaired available-for-sale securities and held-to-maturity securities are allowed and result in an increase of the securities’ carrying amount up to the original acquisition cost, while the related recovery gains are reported in current earnings up to the previously recognized impairment loss amount; as reversal of loss on impairment of investment securities. Under U.S. GAAP, any subsequent increase in carrying amount of the impaired and written down held-to-maturity securities is not allowed and any subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income. For the years ended December 31, 2008, 2009 and 2010 there have been no subsequent recoveries of impaired available-for-sale securities, as such there are no differences to reconcile between the two GAAPs.

The cumulative impairment amounts discussed above as of December 31, 2008, 2009 and 2010 are ~~W~~8,023 million, ~~W~~5,127 million and ~~W~~4,107 million respectively. These amounts represent declines in value reported in retained earnings for U.S. GAAP purposes. However, for Korean GAAP purposes, these declines in value are reported in Accumulated Other Comprehensive Income. There is no GAAP difference in total shareholders’ equity, but rather within the components of shareholders’ equity — Retained Earning versus Accumulated Other Comprehensive Income. Hence, no related reconciling item exists from Korean GAAP shareholder’s equity to U.S. GAAP shareholder’s equity.

b.	Goodwill and Other Intangible Assets

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

Under U.S. GAAP, effective July 1, 2001, the purchase method of accounting is required for all business combinations other than those under common control. In addition, for fiscal years beginning after December 31, 2001, goodwill related to a company’s subsidiaries and investees, and intangible assets with indefinite useful life are not amortized; however, they are subject to impairment tests on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable.

Under Korean GAAP, the Company records amortization of goodwill related to the Company’s subsidiaries and equity method investees. Due to the difference in the scope of consolidation, as discussed in Note 32(j), certain investments (entities) considered as a subsidiary under Korean GAAP are considered as an equity method investee under U.S. GAAP and vice versa. As a result, for the years ended December 31, 2008, 2009 and 2010,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~W~~156,126 million, ~~W~~160,091 million and ~~W~~143,718 million of goodwill amortization related to entities (considered as a consolidated subsidiary under U.S. GAAP) was reversed for U.S. GAAP purposes. And, ~~W~~29,357 million, ~~W~~8,499 million and ~~W~~5,853 million over the same period, of goodwill amortization relating to investments (considered as equity method investees under U.S. GAAP) was reversed for U.S. GAAP purposes. In total, goodwill amortization (including equity method investees goodwill amortization) of ~~W~~185,483 million, ~~W~~168,590 million and ~~W~~149,571 million, respectively, was reversed over the same period.

As a result, under U.S. GAAP the Company’s shareholders’ equity increased as of December 31, 2008, 2009 and 2010; relating to amortization of goodwill by ~~W~~982,458 million, ~~W~~1,142,549 million and ~~W~~1,286,267 million, respectively, and relating to amortization of goodwill related to equity method investees by ~~W~~44,509 million, ~~W~~53,008 million and ~~W~~58,861 million over the same period, when compared to that under Korean GAAP. In total, under U.S. GAAP the Company’s shareholder’s equity increased as of December 31, 2008, 2009 and 2010, by ~~W~~1,026,967 million, ~~W~~1,195,557 million and ~~W~~1,345,128 million, respectively.

Impairment

Under U.S. GAAP, circumstances that could trigger an impairment test include but are not limited to a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit. A reporting unit is an operating segment, or one level below an operating segment. The operating segments (i) that engage in business activities from which they earn revenues and expenses; (ii) whose operating results are regularly reviewed by the Company’s chief operating decision maker and (iii) for which discrete financial information is available consist of the Company and each and every subsidiary. And, there is no one level below an operating segment as discrete financial information for separate components of the Company is not available. To test impairment of goodwill, the fair value of a reporting unit which includes goodwill is compared with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the carrying amount of the reporting unit goodwill is compared to the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss equal to such excess should be recognized in current operations; the loss recognized cannot exceed the carrying amount of goodwill. Under U.S. GAAP, for the years ended December 31, 2008, 2009 and 2010, the Company recognized additional impairment loss of goodwill which was related with subsidiaries of ~~W~~106,046, nil and nil, respectively; for the reporting unit of a subsidiary as operating profits and cash flows were lower than expected due to an increase in competition. The fair value of that reporting unit was estimated using the expected present value of future cash flows. Due to such goodwill impairment, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~118,570 million, ~~W~~118,570 million, and ~~W~~118,570 million, respectively, when compared to that under Korean GAAP.

Goodwill as of December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Gross carrying amount	~~W~~	3,612,577	~~W~~	4,310,820	~~W~~	4,379,945
Accumulated impairment		(119,712)		(119,712)		(119,712)

Ending of period	~~W~~	3,492,865	~~W~~	4,191,108	~~W~~	4,260,233

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Beginning of period	~~W~~	3,599,135	~~W~~	3,492,865	~~W~~	4,191,108
Goodwill increase due to acquisition and subsidiary change during the period		923		699,373		69,125
Goodwill impairment losses		(107,138)		—		—
Goodwll disposed of during the period		(55)		(1,130)		—

Ending of period	~~W~~	3,492,865	~~W~~	4,191,108	~~W~~	4,260,233

A reconciliation of the recorded goodwill between U.S. GAAP and Korean GAAP as of December 31, 2008, 2009 and 2010 is as follows (in millions of Korean won):

	2008		2009		2010

Goodwill amount under Korean GAAP	~~W~~	1,899,739	~~W~~	1,737,966	~~W~~	1,618,933
Reversal of accumulated goodwill amortization for subsidiaries		982,458		1,142,549		1,286,267
Decrease of goodwill due to scope of consolidation		(391,649)		(383,494)		(400,071)
Acquisition of the investment in SK Broadband Co., Ltd. (Refer to Note 32.m)		—		55,856		55,856
Acquisition of lease line business from SK Networks Co., Ltd. (Refer to Note 32.m)		—		635,337		635,337
Merger of TU Media Corporation (Refer to Note 32.m)		—		—		61,017
Increase of goodwill due to acquisition cost adjustment (Refer to Note 32.r)		108,026		108,026		108,026
Increase of goodwill due to the additional equity investment in subsidiaries (Refer to Note 32.s)		1,012,861		1,013,438		1,013,438
Accumulated impairment loss		(118,570)		(118,570)		(118,570)

Goodwill amount under U.S GAAP	~~W~~	3,492,865	~~W~~	4,191,108	~~W~~	4,260,233

Other Intangible Assets

Under Korean GAAP, certain development costs can be recorded as intangible assets. Under U.S. GAAP development costs are expensed as incurred. Due to this difference and certain other differences related to intangible assets, for U.S. GAAP purposes, net income for the years ended December 31, 2008, 2009 and 2010 decreased by ~~W~~10,932 million, ~~W~~3,032 million and ~~W~~3,566 million, respectively, when compared to that under Korean GAAP.

The Company does not have any intangible assets with indefinite lives as of December 31, 2008, 2009 and 2010. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major components and average useful lives of other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2008				December 31, 2009				December 31, 2010
								Accumulated				Accumulated
	Gross				Gross			Amortization	Gross			Amortization
	Carrying		Accumulated		Carrying			and	Carrying			and
	Amount		Amortization		Amount			Impairment	Amount			Impairment

Amortized intangible assets:
IMT license (13 years)	~~W~~	1,188,547	~~W~~	(459,178)	~~W~~	1,188,547	~~W~~	(549,507)	~~W~~	1,290,979	~~W~~	(643,932)
Customer relationship (4 years)		106,783		(100,671)		363,202		(119,288)		363,202		(168,048)
Software purchased (5 years)		1,216,273		(604,412)		1,392,644		(809,635)		1,688,913		(1,096,580)
Software development cost (5 years)		207,294		(188,028)		225,073		(203,086)		240,897		(223,524)
Other (2 to 20 years)		377,121		(164,433)		598,293		(353,208)		1,038,629		(417,002)

Total	~~W~~	3,096,018	~~W~~	(1,516,722)	~~W~~	3,767,759	~~W~~	(2,034,724)	~~W~~	4,622,620	~~W~~	(2,549,086)

Intangible asset amortization expense for the years ended December 31, 2008, 2009 and 2010 was ~~W~~426,760 million, ~~W~~520,180 million and ~~W~~506,636 respectively. It is estimated to be ~~W~~439,208 million, ~~W~~319,190 million, ~~W~~273,164 million, ~~W~~303,225 million and ~~W~~220,537 million for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively, primarily related to the IMT license, software purchased and other.

c.	Capitalization of Foreign Exchange Losses or Gains and Interest Expenses

Under Korean GAAP, until the year ended December 31, 2002, interest expenses and foreign exchange losses or gains incurred were capitalized when they were related to debt used to finance the construction of property, plant and equipment (or offset against property additions). Effective January 1, 2003, under Korean GAAP, a company is allowed to charge such interest expense and foreign exchange losses or gains to current earnings. For Korean GAAP purposes, beginning the year ended December 31, 2003, the Company adopted the accounting policy not to capitalize such financing costs, on a prospective basis.

Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses or gains are charged to current earnings as incurred. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 increased by ~~W~~62,098 million, ~~W~~69,714 million and ~~W~~69,169 million, respectively, and net income for the years ended December 31, 2008 and 2009 increased by ~~W~~4,356 million and ~~W~~7,616 million, respectively, and net income for the year ended December 31, 2010 decreased by ~~W~~545 million when compared to that under Korean GAAP.

Under Korean GAAP, until the year ended December 31, 2002, interest expense related to debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. Under Korean GAAP, effective January 1, 2003, the guidance was revised to allow a company to charge such interest expense to current earnings as incurred. Beginning the year ended December 31, 2003, the Company adopted the accounting policy not to capitalize such interest expense and rather expense it in current earnings as incurred, on a prospective basis. For U.S. GAAP purposes, the Company has historically and will continue to charge such interest expense to current earning as incurred.

Due to the historical difference in recognizing interest expense related to debt used to finance the purchase of a intangible asset being capitalized under Korean GAAP and expensed under U.S. GAAP, up to the year ended December 31, 2003, shareholders’ equity as of December 31, 2008, 2009 and 2010 was less by ~~W~~42,572 million, ~~W~~37,300 million, and ~~W~~32,028 million, respectively, and net income was greater by ~~W~~5,272 million in each

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period, for U.S. GAAP purposes compared to that under Korean GAAP, as of and for the years ended December 31, 2008, 2009 and 2010.

d.	Nonrefundable Activation Fees

Activation fees when the Company provides only Wireless Service

Under Korean GAAP, the Company recognizes nonrefundable activation revenues and costs when the activation service is performed. For U.S. GAAP purposes, the Company defers such revenues and costs and amortizes it over the expected term of the customer relationship. As of December 31, 2010, the expected term of the customer relationship ranged from 36 months to 37 months. Due to such differences in timing of revenue recognition, for U.S. GAAP purposes, net income for the year ended December 31, 2008 decreased by ~~W~~21,991 million, and net income for the years ended December 31, 2009 and 2010 increased by ~~W~~40,659 million and ~~W~~9,931 million, respectively, when compared to that under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~398,358 million, ~~W~~357,699 million and ~~W~~347,768 million, respectively, when compared to that under Korean GAAP.

Activation fees when the Company provides both Wireless Service and Device

Beginning the year ended December 31, 2009, the Company provides both wireless services and devices. Under Korean GAAP, the Company recognizes nonrefundable activation revenues from the sale of its wireless services along with its devices when the activation service is performed. Under U.S. GAAP, the Company determined that the sale of its wireless services along with its devices constitutes a revenue arrangement with multiple deliverables under relevant accounting literature. The Company accounts for these arrangements as separate units of accounting, whereby the device and related services can be unbundled from one another and treated as separate units of accounting. However, under the guidance activation fees do not meet the criteria as set-forth under to be treated as a separate unit of accounting and is therefore recognized into revenue under the relative fair value method. Activation fees may be (i) recognized upfront with the device sale (the delivered item) to the extent the aggregate of the device and activation fee proceeds do not exceed the fair value of the device or (ii) deferred upon activation and recognized evenly over the service term (the undelivered item) to the extent the aggregate of the device and activation fee proceeds exceed the fair value of the device. For the periods ended December 31, 2009 and 2010, as the aggregate of the device and activation fee proceeds do not exceed the fair value of the device, all activation fees received for revenue arrangements with multiple deliverables were recognized upfront with the corresponding device sales and included in digital handset sales in the Company’s income statement. As a result, there is no effect from the GAAP difference in recognition of activation fee for the revenue arrangement with multiple deliverables in the current year.

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

Under U.S. GAAP, the conversion option related to the U.S. dollar denominated convertible bonds with principal amounts of US$332,528,000 issued on April 7, 2009, requires bifurcation; the related fair value at

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2010 were ~~W~~60,412 million and ~~W~~108,464 million. Additionally, the U.S. dollar denominated convertible bonds with principal amounts of US$329,450,000 issued on May 27, 2004, were redeemed during the year ended December 31, 2009 due to its maturity; related fair value of the conversion options at December 31, 2008 was ~~W~~22,798 million. Upon bifurcation of the conversion option and convertible debt on inception date, the Company recorded the conversion option at fair value and determined the initial carrying value assigned to the convertible debt as the difference between the basis of the host debt and the fair value of the conversion option.

In addition, under Korean GAAP, the convertible bonds denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss. Under U.S. GAAP, the convertible bonds denominated in a foreign currency are regarded as a monetary liability and as such the resulting foreign currency translation gain or loss is included in the results of operations. The associated foreign currency translation loss recognized under U.S. GAAP, for the years ended December 31, 2008 is ~~W~~76,209 million and foreign currency translation gain for the years ended December 31, 2009 and 2010 are ~~W~~40,938 million and ~~W~~10,043 million, respectively.

The adjustment amounts in our reconciliation of net income from Korean GAAP to net income based on U.S. GAAP is the aggregate of the GAAP differences in interest expense due to amortization of conversion right adjustment and gain or loss from the conversion of the bonds as well as the changes in fair value of the conversion option and the foreign currency translation gain or loss. The following is a schedule of the respective GAAP differences mentioned above for the years ended December 31, 2008, 2009 and 2010(in millions of Korean won):

	2008	2009	2010

Changes in fair value of the conversion Options recognized under U.S. GAAP	42,987	40,510	(48,052)
Foreign currency translation gain or loss recognized under U.S. GAAP	(76,209)	40,938	10,043
Amortization of conversion right adjustments and others recognized under Korean GAAP	2,815	1,185	1,498
Foreign currency transaction gain (Note a)	—	21,024	—

Total	(30,407)	103,657	(36,511)

(Note a)	Amount represents gain incurred from redemption of the convertible bonds with principal amounts of US$329,450,000 for the year ended December 31, 2009.

Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~43,049 million, ~~W~~32,459 million and ~~W~~68,230 million respectively.

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

Due to this difference, under Korean GAAP while only the realized mark to market changes in the Company’s currency and interest rate swaps are recognized in current earnings, under U.S. GAAP both realized and unrealized mark to market changes are recognized in current earnings, resulting in adjustments to net income; for the year

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended December 31, 2008 and 2010 a deduction of ~~W~~478,874 million and ~~W~~88,111 million, respectively, for the year ended December 31, 2009 an additional ~~W~~543,802 million, was recorded compared to that under Korean GAAP. And the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~45,503 million, increased by ~~W~~10,375 million and decreased by ~~W~~6,511 million for U.S. GAAP purposes, when compared to that under Korean GAAP.

g.	Provision for credit loss

The Company acquired 49% equity interest of HanaSK Card Co., Ltd. (the “HanaSK Card”) for the year ended December 31, 2010 and has accounted for the investment by using the equity method. Under Korean GAAP, the allowance for loan losses for financial institution is generally established based on the classification guidelines promulgated by the Financial Services Commission, which require that the minimum allowance be established based on the classification of the loan. As a result, the HanaSK Card has generally used these guidelines in establishing the minimum reserves and has additionally considered loan loss provisioning guidelines announced by the Financial Services Commission in November 2004. These guidelines include a requirement that financial institutions take into account “expected losses” with respect to credits in establishing their allowances for loan losses.

For U.S. GAAP purposes, the HanaSK Card has established the allowance for loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loan losses for corporate loans that are not impaired is based principally on expected loss methodology.

Due to such difference mentioned above and including other miscellaneous GAAP differences, for U.S GAAP purposes, net income for the year ended December 31, 2010 increased by ~~W~~16,077 million when compared to that under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2010 increased by ~~W~~15,964 million when compared to that under Korean GAAP.

h.	Consolidation of Variable Interest Entities

Under U.S. GAAP, if a business enterprise has a controlling financial interest in a variable interest entity (“VIE”), the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. Under Korean GAAP, there is no specific provision for the accounting treatment of VIEs.

As a result of such difference, S-Telecom (formerly CDMA Mobile Phone Center);a joint-venture which is 50% owned by SKT Vietnam PTE Ltd., a subsidiary of the Company; which is an equity method investment under Korean GAAP was consolidated for U.S. GAAP purposes, for the years ended December 31, 2008. However, during the year ended December 31, 2009, SKT Vietnam PTE Ltd., a subsidiary of the Company entered into a binding agreement to discontinue its agreement with S-Telecom, resulting in SKT Vietnam PTE Ltd. no longer qualifying as a primary beneficiary of S-Telecom. Consequently, S-Telecom no longer qualified as a VIE for consolidation under U.S. GAAP. S-Telecom was deconsolidated and became an equity method investment of the Company as of December 31, 2009.

For the year ended December 31, 2010, new consolidation guidance became effective, whereas a company’s controlling interest over a VIE is demonstrated through both of the following; the power to direct the activities of a that most significantly impact the VIE’s economic performance; and a Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. However, subsequent to the deconsolidation of S-Telecom discussed above, the Company has no VIE that qualifies for consolidation under US GAAP as of December 31, 2010.

Due to such differences, for U.S GAAP purposes, net income for the years ended December 31, 2008, 2009 and 2010 decreased by ~~W~~34,303 million, ~~W~~36,260 million and nil, respectively, when compared to that under Korean

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~32,676 million, nil and nil, respectively, when compared to that under Korean GAAP.

i.	Investment in Preferred Stock

Under Korean GAAP, the Company can apply the equity method of accounting for an investment in preferred stocks if the Company can exercise significant influence on the investee through the investment. Under U.S. GAAP, unless the preferred stock is in-substance common stock, the Company cannot apply the equity method of accounting for preferred investments which are accounted for as available-for-sales equity securities.

As a result of such differences, the Company’s investment in Packet One Network which is an equity method investment under Korean GAAP, is accounted for as available-for-sales equity securities for U.S GAAP purpose. Due to the reversal of the equity loss for U.S. GAAP purposes, net income for the year ended December 31, 2010 increased by ~~W~~6,460 million when compared to that under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2010 increased by ~~W~~6,359 million when compared to that under Korean GAAP.

j.	Scope of Consolidations

Under Korean GAAP, as explained in Note 2(b) to the consolidated financial statements, majority-owned subsidiaries with total assets below ~~W~~10 billion at prior year end are not consolidated. Under U.S. GAAP a company is required to consolidate all majority-owned subsidiaries regardless of total asset size, if it has control of the subsidiary. However, for U.S GAAP purposes the Company did not consolidate majority-owned subsidiaries with total assets below ~~W~~10 billion at prior year end as it believes the impact of such difference to be immaterial.

Under Korean GAAP, an entity is consolidated if the Company or a controlled subsidiary of the Company owns more than 30% of the total outstanding voting stock and is the largest stockholder. Under U.S. GAAP, generally an entity of which the Company owns 20% to 50% percent of total outstanding voting stock still may not be consolidated if control does not exist; rather that entity should be accounted for under the equity method of accounting. Due to such differences, for U.S. GAAP purposes, F&U Credit information Co., Ltd., Benex Digital Culture Contents Fund, Benex Movie Expert Fund, Benex Sector Limited Partnership IV, The Contents Com Co., Ltd., PREGM Co., Ltd. and SK Technology Innovation Company are excluded from consolidation and are accounted for under the equity method of accounting, for the year ended December 31, 2010. For other investments in entities where the Company owns 30% to 50%, the consolidated financial statements did not reflect an adjustment in the U.S. GAAP reconciliation as the impact is considered immaterial. The following is the condensed financial information of the investees accounted for under the equity method of accounting under U.S. GAAP but consolidated under Korean GAAP as of and for the year ended December 31, 2010 (In millions Korean won):

	Total	Total		Net
	Assets	Liabilities	Revenue	Income (Loss)

F&U Credit information Co., Ltd.	14,141	6,043	47,767	213
BMC Digital Culture and Contents Fund	21,753	9	15	(1,819)
Benex Movie Expert Fund	28,899	3	2,385	410
Benex Sector Limited Partnership IV	49,538	3	—	(644)
The Contents Com Co., Ltd.	14,916	1	54	398
PREGM Co., Ltd.	40,191	16,109	19,613	(23,691)
SK Technology Innovation Company	52,949	1,849	—	(1,678)

Due to such consolidation scope differences, for U.S GAAP purposes, net income for the years ended December 31, 2008 and 2010 increased by ~~W~~187,833 million and ~~W~~6,763 million, respectively, and net income for the year ended December 31, 2009 decreased by ~~W~~3,920 million when compared to those under Korean GAAP. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

~~W~~801,413 million, ~~W~~89,175 million and ~~W~~93,187 million respectively, when compared to that under Korean GAAP.

k.	Reclassification of Investment in Equity Securities of SK C&C Co., Ltd.

Determining the Parent Company and appropriate Accounting of Equity Securities Investment

As of December 31, 2008, SK C&C held a 31% interest in SK Holdings; SK Holdings held a 23% interest in the Company and the Company in turn held a 30% interest in SK C&C. The three companies held equity interests in each other with voting rights, but no company had any legal or contractual right to be able to have control over the board of directors or equivalent governing body of one another. SK C&C is considered the Company’s ultimate parent under Korean GAAP. Under U.S. GAAP due to the difference in the two GAAPs’ accounting literature and common practice related to the conditions in what constitutes a controlling interest or not, SK C&C is not considered as the Company’s ultimate parent.

Under U.S. GAAP, the general condition for a controlling interest is ownership of a majority voting interest and therefore, as a general rule ownership by an investor, directly or indirectly, of over 50% of the outstanding voting shares of an investee is a condition indicative for the investee to be consolidated. Additionally, guidance indicates that the power to control may still exist with a non-majority (less than 50%) percentage of ownership by contract or otherwise. As a result, under U.S. GAAP, considering the ownership structure and voting percentages, the Company has accounted for its investment in each of the respective entities as an equity method investment.

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

Additionally, under Korean GAAP, a subsidiary — the Company, is presumed not to be able to have significant influence over its parent company — SK C&C, as such the Company should not account for its investment in SK C&C under the equity method investment. As a result, during the year ended December 31, 2007, the Company reclassified its investment in equity securities of SK C&C Co., Ltd. from equity method investment to an available-for-sale security; as SK C&C Co., Ltd. became the ultimate parent of the Company in accordance with Korean GAAP. Under Korean GAAP, the carrying amount of the equity investment at the date that the Company ceased to apply equity method was the Company’s new acquisition cost and the unrealized holding gains and losses incurred subsequent to the reclassifications are excluded from earnings and are reported within other comprehensive income.

Under U.S. GAAP, up to the year ended December 31, 2008, the Company owned 30% of SK C&C. When calculating the equity method adjustment, the Company’s investment in SK C&C was considered to be reduced by SK C&C’s indirect reciprocal holding of the Company through SK Holdings. As a result, the Company applied a 30% percentage to the financial information of SK C&C, after excluding SK C&C’s indirect reciprocal holding of the Company through SK Holdings, to compute the Company’s income related to its investment in SK C&C. The reciprocal interests effect of SK C&C’s ownership interest in the Company through SK Holdings for the year ended

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008 totaled ~~W~~55,067 million. Refer below to the Company’s condensed financial information of SK C&C under U.S. GAAP.

2009

During the year ended December 31, 2009, the Company disposed of 21% of its shares in SK C&C and the Company’s ownership percentage decreased to 9%. As a result, the Company reclassified its investment in equity securities of SK C&C Co., Ltd. to available-for-sale securities reported at the fair value from equity method investment for U.S GAAP purposes; same as under Korean GAAP.

Due to such differences, for U.S. GAAP purposes, net income increased by ~~W~~47,645 million for the year ended December 31, 2008, and net income decreased by ~~W~~94,327 million for the year ended December 31, 2009 when compared to that under Korean GAAP. In addition, the shareholders’ equity decreased by ~~W~~7,114 million at December 31, 2008, when compared to that under Korean GAAP.

At December 31, 2009 and 2010, there is no GAAP difference as the Company’s investment in SK C&C Co., Ltd. is accounted for as an available-for-sale security reported at the fair value under both GAAP.

The following is the condensed financial information of SK C&C Co., Ltd. under U.S GAAP as discussed above, for the periods it was accounted for under the equity method, as of and for the year ended December 31, 2008 (in millions of Korean won):

	December 31, 2008

Current assets	~~W~~	890,816
Non-Current assets		3,576,000

Total	~~W~~	4,466,816

Current liabilities	~~W~~	1,199,621
Non-Current liabilities		1,027,722
Shareholder’s equity		2,239,473

Total	~~W~~	4,466,816

	2008

Operating revenue	~~W~~	1,275,185
Operating expenses		(1,185,971)

Operating income		89,214
Other income (expenses), net		131,458
Provision for income taxes		(3,785)

Net income	~~W~~	216,887

l.	Retroactive Application of Equity Method of Accounting

In March 2008, the Company purchased an additional 38.7% of equity interests of SK Broadband Co., Ltd. (“SKBB”), increasing its total percentage of ownership to 43.4%. At which point the Company began accounting for SKBB as a consolidated subsidiary under Korean GAAP.

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

Under US GAAP, the investment in SKBB previously held before the acquisition and accounted for under the fair value method is required to be changed to the equity method of accounting retroactively in a manner consistent with the accounting for a step-up acquisition of a subsidiary. As a result of such retroactive application of equity method of accounting on SKBB, net income for the years ended December 31, 2008 decreased by ~~W~~21,025 million, respectively, and shareholders’ equity as of December 31, 2008 decreased by ~~W~~62,382 million, when compared to that under Korean GAAP. Due to the additional purchase of SKBB discussed below, there is no GAAP difference for the year ended December 31, 2009.

During the year ended December 31, 2009, the Company acquired the additional 7.2% equity interest in SKBB, which resulted in the Company’s ownership increase to more than 50%, and as a result SKBB was included in the Company’s consolidation under U.S. GAAP. Refer to Note 32(m) for additional information related to the Company’s investment in SKBB.

m.	Business Combination

(1)  Achieved-in-Stages

Under U.S. GAAP, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree to the fair value on the day the Company obtains control (due to the additional acquisition) and recognizes the resulting gain or loss, if any, in earnings. In prior reporting periods, the acquirer may have recognized its equity portion of the investee’s changes in other comprehensive income, if so, such amount shall be reclassified and included in the calculation of gain or loss as of the acquisition date. Under Korean GAAP, in a business combination achieved in stages, the acquirer is not required to remeasure its previously held equity interest in the acquiree.

(a)  Achieved-in-Stages: SKBB

During the year ended December 31, 2009, the Company acquired an additional 47,187,105 common shares or 7.2% of the outstanding shares of SKBB for ~~W~~241,176 million, which increased the Company’s ownership from 43.4% to 50.6%, at which point, its previous equity interest of 43.4% was remeasured by the closing market price of common stock of SKBB on the day the Company obtained control due to additional acquisitions. The fair value was evaluated at ~~W~~548,114 million, at ~~W~~5,350 per share of SKBB common stock, resulting in a loss of ~~W~~439,920 million. Refer to Note 32 (l) above additional discussion on the Company previous ownership of 43.4%.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s allocation of purchase price to the acquired net assets of SKBB recorded at the fair value is as follows (in millions of Korean won):

	SK Broadband
	(“SKBB”)
	(100%)

Current assets	~~W~~	793,889
Noncurrent assets
Investments		61,799
Depreciable fixed assets		2,114,023
Land		297,946
Other long-term assets		226,257
Identifiable intangible assets		191,668

Total assets		3,685,582
Interest-bearing debts		(1,775,416)
Other liabilities		(393,916)

Total liabilities		(2,169,332)
Net assets	~~W~~	1,516,250

Goodwill		55,856
Less: Remeasured exisiting equity interest of SKBB		(548,114)
Less: Non-controlling interest of SKBB		(782,816)
Purchase price of 7.2% additional acquisition of SKBB	~~W~~	241,176

(b)  Achieved-in-Stages: SK Telink

(i)  SK Telink’s purchase of 100% of TU Media

As of December 31, 2009, SK Telecom had 44.2% interest in TU Media, an equity method investee of the Company and 90.8% interest in SK Telink, a consolidated subsidiary. On November 1, 2010, SK Telink purchased 100% of TU Media, in exchange for newly issued SK Telink shares, and merged the operations of TU media into SK Telink.

SK Telecom obtained control of TU Media as a result of SK Telink’s purchase of TU Media, and the transaction was accounted for as a business combination achieved in stages. Accordingly, SK Telecom’s previously held equity interest in TU media was remeasured to ~~W~~41,237 million, resulting in a gain of ~~W~~6,368 million (~~W~~41,237 million less the ~~W~~34,869 million book value) in earnings.

SK Telecom recognized TU Media’s identifiable net assets at their fair values of ~~W~~15,739 million and goodwill of ~~W~~61,017 million. The fair value of the total consideration for TU Media was ~~W~~76,756 million; including the fair value of the previously held interest ~~W~~41,237 million, the fair value of the additional ~~W~~22,823 million acquisition, and the fair value of the non-controlling interest (at the consolidated level) of ~~W~~12,696 million. The fair value of the consideration was valued through a third party valuation specialist; both SK Telink and TU Media are not publicly traded and therefore do not have readily determinable market prices available.

SK Telecom’s ownership in SK Telink decreased from 90.8% to 83.5% as a result of SK Telink’s issuance of new shares in connection with the acquisition of TU Media. Refer below (b)(ii) related to SK Telecom’s decrease in ownership in SK Telink due to this transaction.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, under Korean GAAP as TU Media is accounted for as a consolidated subsidiary, SK Telink’s purchase of TU Media’s shares was accounted for as an Under Common Control transaction. Refer below (3) for discussion on the Korean GAAP treatment and difference between the U.S. GAAP treatment discussed above.

The allocation of the consideration paid to the acquired net assets of TU media recorded at the fair value is as follows (in millions of Korean won):

	TU Media
	(100%)

Consideration for additional acquisition of TU Media	~~W~~	22,823
Fair value of previously held TU Media		41,237
Fair value of noncontrolling interest of TU Media		12,696

Fair value of TU Media	~~W~~	76,756
Current assets	~~W~~	36,554
Noncurrent assets
Depreciable fixed assets		148,093
Identifiable intangible assets		15,503
Other long-term assets		11,925

Total assets		212,075
Interest-bearing debts		(176,974)
Other liabilities		(19,362)

Total liabilities		(196,336)
Net assets	~~W~~	15,739
Fair value of TU Media	~~W~~	76,756
Less: Net assets		15,739

Goodwill	~~W~~	61,017

(ii)  Decrease in ownership due to SK Telink’s issuance of additional shares

Prior to SK Telink’s purchase of TU Media, the Company owned 90.8% of SK Telink. On November 1, 2010, as part of the acquisition of TU Media, SK Telink issued new shares to all TU Media shareholders, including SK Telecom and other nonaffiliated entities, in exchange for TU Media shares.

Due to SK Telink’s (subsidiary) issuance of new shares, SK Telecom’s (parent) ownership in SK Telink decreased from 90.8% to 83.5%. However, overall, even though SK Telecom’s ownership decreased, due to the acquisition of additional TU Media shares through SK Telink, SK Telink’s book value (net assets) increased from ~~W~~148,731 million to ~~W~~225,488 million; and concurrently, SK Telecom’s total carrying amount of SK Telink increased from ~~W~~176,239 million to ~~W~~188,191 million, from pre-merger to post-merger with TU Media, an increase of ~~W~~11,952 million in equity.

(2)  Acquisition-related Costs of the Acquirer

Under Korean GAAP, Costs incurred directly related to the business combination is capitalized as part of acquisition cost. But, under the revised U.S. GAAP regarding the “Business Combination”, effective January 1, 2009, such acquisition costs are accounted for separately from the business combination — generally expensed as incurred.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)  Under Common Control

Common control transactions are accounted for by the receiving entity based on the carrying amounts in the consolidated financial statements at the date of transfer. Under US GAAP, common control exists when (1) an individual or entity owns more than 50 percent of the voting interest of each entity; (2) immediate family members hold more than 50 percent of the voting interest of each entity, and there is no evidence that they will not vote in concert; or (3) a group of shareholders holds more than 50 percent of the voting interest of each entity and there is a written agreement that the shareholders will vote in concert. In addition to those conditions, under Korean GAAP, common control also exists when entities of which the Company or a controlled subsidiary owns more than 30% of the total outstanding voting stock and is the largest stockholder.

As a result, the Company’s acquisition of a leased line business from SK Networks Co., Ltd., the additional acquisition of SKBB interest and merger achieved in stages between SK Telink Co., Ltd and TU Media Corporation were treated under common control transactions under Korean GAAP. But as discussed above, for U.S GAAP purposes, the transactions were scoped out of as common control transactions and as such, the identifiable asset acquired and the liabilities assumed from the business were measured at their fair value on acquisition date.

Due to the differences in business combination accounting discussed above, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 increased by nil, ~~W~~94,236 million and ~~W~~116,410 million; while, net income for the years ended December 31, 2008, 2009 and 2010 decreased by nil, ~~W~~340,979 million and ~~W~~33,758 million when compared to that under Korean GAAP.

The additional information on the Company’s acquisitions which were treated under common control transactions under Korean GAAP but treated as acquisitions achieved in stages under U.S. GAAP is as follows;

(4)  Acquisition of leased line business from SK Networks Co., Ltd.

The identifiable assets acquired and the liabilities assumed from the business were measured at their fair values at the acquisition date. The purchase price (~~W~~892,755 million in cash) exceeded the fair value of net tangible and identifiable intangible assets acquired from SK Networks Co., Ltd. and as a result, the Company recorded goodwill amounting to ~~W~~635,337 million in connection with this transaction. The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was under U.S. GAAP as follows (in millions of Korean won):

	SK Networks

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)  Pro forma information

SK Broadband Co., Ltd.’s revenue and net loss included in the Company’s consolidated income statement for the year ended December 31, 2009, since acquisition date of July 21, 2009, totaled ~~W~~977,386 million and ~~W~~133,737 million, respectively. SK Networks Co., Ltd.’s revenue and earnings included in the Company’s consolidated income statement for the year ended December 31, 2009, since acquisition date of September 30, 2009, was ~~W~~29,752 million and ~~W~~3,053 million. TU Media Corporation’s revenue and net loss included in the Company’s consolidated income statement for the year ended December 31, 2010, since acquisition date of November 1, 2010, was ~~W~~102,896 million and ~~W~~1,589 million, respectively.

The combined revenue and earnings of the Company under U.S. GAAP had the acquisition of SKBB investment, SK Networks Co., Ltd.’s leased line business and merger of TU Media Corporation occurred as of January 1, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	Year Ended December 31,
	2008		2009		2010

Revenue	~~W~~	13,540,293	~~W~~	13,978,799	~~W~~	14,276,742
Earnings		738,469		1,275,801		1,414,138

n.	Asset Securitization Transactions

Under U.S. GAAP, a transfer of financial assets in an asset securitization is accounted for as a sale only if all of the following conditions are met;

A.	Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor but presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Notwithstanding the isolation analysis, each entity involved in the transfer is subject to the applicable guidance on whether it shall be consolidated. A set-off right is not an impediment to meeting the isolation condition.

B.	Transferee’s rights to pledge or exchange. This condition is met if both of the following conditions are met:

1. Each transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received.

2. No condition does both of the following:

i. Constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange

ii. Provides more than a trivial benefit to the transferor

If the transferor, its consolidated affiliates included in the financial statements being presented, and its agents have no continuing involvement with the transferred financial assets, the sale condition is met.

C.	Effective control. The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

1. An agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. An agreement, other than through a cleanup call, that provides the transferor with both of the following:

i. The unilateral ability to cause the holder to return specific financial assets

ii. A more-than-trivial-benefit attributable to that ability.

3. An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them

However, under Korea GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act which does not prohibit transferor to purchases subordinated bond of and provides credit enhancement to securitization vehicle, such transfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2009 and 2010 decreased by ~~W~~15,489 and nil, respectively, and net income for the year ended December 31, 2009 increased by ~~W~~15,489 million and net income for the year ended December 31, 2010 decreased by ~~W~~15,489 when compared to that under Korean GAAP. As there was no transfer of financial assets during the years ended December 31, 2008 , no such GAAP differences were incurred to reconcile.

o.	Income Taxes

Uncertainty in income taxes

Under U.S. GAAP, effective January 1, 2007, the Company adopted authoritative guidance on accounting for uncertainty in income taxes which set outs a consistent framework to be used to determine the appropriate level of tax reserve for uncertain tax positions. No such accounting is required under Korean GAAP. As a result of the adoption, the income tax expenses for the years ended December 31, 2008 and 2009 decreased by ~~W~~2,778 million and ~~W~~2,711 million, respectively, whereas income tax expenses for the years ended December 31, 2010 increased by ~~W~~53,869 million. In addition, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~10,440 million, ~~W~~7,683 million and ~~W~~61,552 million, respectively, when compared to that under Korean GAAP.

Effect of change in tax law

Under Korean GAAP, the effect of changes in tax law related directly to shareholders’ equity are recorded in the shareholders’ equity. Under U.S. GAAP, the effect of changes in tax law related to items directly in shareholders’ equity are recorded in continuing operations in the period of the new tax law enactment. Due to such differences and the new tax law enactment in Korea for U.S GAAP purposes, net income for the year ended December 31, 2008 increased by ~~W~~30,066 million when compared that under Korean GAAP. There were no new tax law enactment impacts on net income for the years ended December 31, 2009 and 2010, respectively.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

p.	Tax effect of the reconciling items

The applicable statutory tax rate used to calculate the tax effect of the reconciling items on the net income reconciliation between Korean GAAP and U.S. GAAP for the years ended December 31, 2008, 2009 and 2010 were 27.5%, 24.2% and 24.2%, respectively. Such tax rates are inclusive of resident surtax of 2.5%, 2.2% and 2.2%. The following is a reconciliation of the tax effect of the reconciling items on net income (in millions Korean won):

	2008	2009	2010

Net income based on U.S. GAAP	951,737	1,356,682	1,396,621
Net income based on Korean GAAP	972,338	1,055,606	1,297,176

Total GAAP adjustments on net income	(20,601)	301,076	99,445
Adjustments related to tax items:
— FIN 48 effect	(2,778)	(2,711)	53,869
— Tax effect of the reconciling items	(46,947)	111,098	(68,684)
— Effect of changes in tax law	(30,066)	—	—
Non-taxable adjustments:
— Reversal of amortization of goodwill (Note a)	(179,116)	(164,341)	(171,254)
— Goodwill impairment (Note a)	105,781		—
— Currency swap (Note b)	(17,077)	—	14,559
— Retroactive application of SK Broadband Investment (Note b)	21,025	—	—
— Consolidation of variable interest entity (Note c)	34,303	36,260	—
— Scope of consolidation (Note d)	(187,833)	3,920	(6,763)
— Business combination (Note e)	—	328,172	(7,520)
— Provision for credit loss (Note b)	—	—	(16,077)
— Nonrefundable activation fees and others (Note b)	4,779	(3,635)	(590)

Taxable GAAP adjustments	(318,530)	609,839	(103,015)
Applicable tax rate	27.5%	24.2%	24.2%

Tax effect	(87,596)	147,581	(24,930)
Tax effect from statutory tax rate change on reconciling item (Note f)	40,649	(36,483)	(43,754)

Tax effect of the reconciling items	(46,947)	111,098	(68,684)

(Note a)	Certain goodwill amortization constitutes a non-deductible expense under local tax law and as such, the corresponding effects were not considered in the U.S. GAAP adjustment.

(Note b)	The amount represents the U.S. GAAP adjustment from our equity method investees and subsidiary. Due to continuing loss of the investees and subsidiary, the corresponding tax effect were not considered.

(Note c)	As of December 31, 2009, the amount represents non-controlling interest of S-Telecom which was consolidated under U.S. GAAP while accounted for as an equity method investee under Korean GAAP. Under Korean GAAP, due to the continued loss of S-Telecom, corresponding loss were no longer deductible.

(Note d)	The amount represents the certain entities’ non-deductible (or non-taxable earnings) recognized under U.S. GAAP. These entities are consolidated under Korean GAAP, while they are accounted for as an equity method investee under U.S. GAAP and vice versa.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note e)	The amount mainly represents the non-taxable adjustment related to the revaluation of pre-existing ownership of SKBB — step-acquisition acquisition, under U.S. GAAP; under Korean GAAP no revaluation of the pre-existing ownership was made.

(Note f)	Represents decrease of deferred tax liabilities due to an enactment of a new tax law. We applied 24.2%, 22% and 22% for years ended December 31, 2008, 2009 and 2010, respectively, to calculate current deferred tax assets or liabilities and long-term deferred tax assets or liabilities in accordance with the enacted tax law.

q.	Marketable Securities and Investments Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income. Under U.S. GAAP, investment in non-marketable equity securities that do not have a readily determinable fair value should be accounted for under the cost method. Due to such differences, for U.S. GAAP purposes, shareholders’ equity as of December 31, 2008, 2009 and 2010 increased by nil, ~~W~~8,833 million and ~~W~~5,000 million, respectively, when compared to that under Korean GAAP.

Under Korean GAAP, all transaction costs that are directly attributable to the acquisition of a security are included in the initial measurement of any security. But, under U.S. GAAP, fees paid to the seller less any fees received are included as part of the initial investment in the debt security that are classified as Held-to-Maturity or Available-for-Sales and are recognized as an adjustment to the yield of the debt security over its remaining life. All other costs incurred as part of the acquisition are expensed immediately as incurred. As the impact of such GAAP differences on the net income and shareholders’ equity as of and for the years ended as of December 31, 2008, 2009, and 2010, no reconciling adjustment exists.

Information with respect to available-for-sale and held-to-maturity securities under U.S. GAAP guidance at December 31, 2008, 2009 and 2010 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		Unrealized		Unrealized		Impairment		Fair
	(Amortized Cost)		Gains		Losses		Losses		Value

At December 31, 2008:
Available-for-sale
Equity securities	~~W~~	1,878,049	~~W~~	681,260	~~W~~	(73)	~~W~~	(208,453)	~~W~~	2,350,783
Debt securities		5,696		—		—		(552)		5,144
Held-to-maturity securities		112		—		—		—		112

	~~W~~	1,883,857	~~W~~	681,260	~~W~~	(73)	~~W~~	(209,005)	~~W~~	2,356,039

At December 31, 2009:
Available-for-sale
Equity securities	~~W~~	603,206	~~W~~	1,223,542	~~W~~	(1,293)	~~W~~	(4,997)	~~W~~	1,820,458
Debt securities		354,886		—		(122)		(884)		353,880
Held-to-maturity securities		1,006		—		—		—		1,006

	~~W~~	959,098	~~W~~	1,223,542	~~W~~	(1,415)	~~W~~	(5,881)	~~W~~	2,175,344

At December 31, 2010:
Available-for-sale
Equity securities	~~W~~	417,196	~~W~~	994,103	~~W~~	(446)	~~W~~	(1,744)	~~W~~	1,409,109
Debt securities		34,962		—		—		(2,702)		32,260
Held-to-maturity securities		—		—		—		—		—

	~~W~~	452,158	~~W~~	994,103	~~W~~	(446)	~~W~~	(4,446)	~~W~~	1,441,369

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gross proceeds from the sale of available-for-sale securities were ~~W~~470,309 million, ~~W~~1,662,501 million and ~~W~~299,419 million for the years ended December 31, 2008, 2009 and 2010, respectively. Gross realized gains for the years ended December 31, 2008, 2009 and 2010 were ~~W~~14,466 million, ~~W~~299,531 million and ~~W~~167,223 million, respectively. Gross realized losses for the years ended December 31, 2008, 2009 and 2010 were ~~W~~500 million, ~~W~~53 million and ~~W~~18 million, respectively. Gross unrealized losses of ~~W~~73 million, ~~W~~1,415 million and ~~W~~446 million at December 31, 2008, 2009 and 2010 for which impairment has not been recognized, have been in a continuous unrealized loss position for less than twelve months.

r.	Determination of Acquisition Cost of Equity Interest in Subsidiary

Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. Under U.S. GAAP, through year ended December 31, 2008, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. In addition, there are certain other differences in the methods of allocating cost to assets acquired. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 increased by ~~W~~28,358 million when compared to that under Korean GAAP. Beginning the year ended December 31, 2009, due to new accounting guidance related to business combination issued, such GAAP differences no longer exist.

Under Korean GAAP, in a business combination between a publicly traded company and a privately held company where an acquirer is the privately held company and the acquirer issues its own equity shares to the acquiree’s stockholders as purchase proceeds, the cost of the acquired entity is determined based on the fair value of the acquirer’s net assets. Under U.S. GAAP, it is appropriate to use the market value of a publicly traded company to value the acquisition when the acquiree is a publicly traded company and the acquirer is a privately held company. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 increased by ~~W~~102,433 million in each period, when compared to that under Korean GAAP.

The combined effect of the differences discussed above, from Korean GAAP to U.S. GAAP to the shareholder’s equity as of December 31, 2008, 2009 and 2010 is an increase of ~~W~~130,791 million as of each period end.

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

Under Korean GAAP, when additional interest is acquired after acquiring a controlling interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, through year ended December 31, 2008, the cost of an additional interest was allocated based on the fair value of net assets acquired at the time the additional interest was acquired, with the excess allocated to goodwill. However, beginning the year ended December 31, 2009, due to the revised accounting guidance for U.S. GAAP related to business combination and non-controlling interest which was prospectively applied, the accounting treatment for additional interest acquired after acquiring a controlling interest in a subsidiary became the same under both GAAPs

As a result, due to the historical differences in GAAP, additional shareholders’ equity of ~~W~~1,012,861 million, ~~W~~1,013,438 million and ~~W~~1,013,438 million, as of December 31, 2008, 2009 and 2010 were adjusted for U.S. GAAP purposes compared to Korean GAAP. While due to the difference in scope of consolidation, additional

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholders’ equity of ~~W~~40,026 million, ~~W~~2,952 million and ~~W~~31,715 million, as of December 31, 2008, 2009 and 2010 was recognized for U.S. GAAP purposes, compared to Korean GAAP. In total additional shareholders’ equity of ~~W~~1,052,887 million, ~~W~~1,016,390 million and ~~W~~1,045,153 million, as of December 31, 2008, 2009 and 2010 under U.S. GAAP is recognized. Going forward, except for a difference due to difference in scope of consolidation, there will no longer exist a GAAP difference related to accounting for additional equity investment in subsidiaries.

t.	Loans Receivable for Stock Issued to Employee

Korean GAAP allows for recording notes receivables for capital stock issued to employees as an asset, while U.S. GAAP generally requires such receivables to be reported as a reduction of stockholders’ equity. Due to such differences, for U.S. GAAP purposes, the shareholders’ equity as of December 31, 2008, 2009 and 2010 decreased by ~~W~~60,908 million, ~~W~~57,615 million and ~~W~~43,052 million, respectively, when compared to that under Korean GAAP.

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

Under Korean GAAP, until the year ended December 31, 2006, there was no requirement to present comprehensive income. Effective January 1, 2007, revised guidance requires the disclosure of comprehensive income and its components in consolidated financial statements. However, the format of such disclosure under Korean GAAP differs from that under U.S. GAAP. Under U.S. GAAP, comprehensive income includes all changes in the shareholders’ equity during a period except those resulting from investments by, or distributions to owners,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including certain items not included in the current results of operations. Comprehensive income under U.S. GAAP for the years ended December 31, 2008, 2009 and 2010 is as follows (in millions of Korean won):

	2008		2009		2010

Net income	~~W~~	951,737	~~W~~	1,356,682	~~W~~	1,396,621

Other comprehensive income:
Available-for-sale securities
Unrealized gain (loss) on investment securities		(1,080,978)		852,171		(209,845)
Less impact of realized losses (gains)		1,730		(297,536)		(51,438)
Tax effect		292,840		(141,481)		55,875

Net change from available-for-sale securities		(786,408)		413,154		(205,408)
Foreign-based operations’ translation adjustments		67,057		(49,899)		(6,246)

Total other comprehensive income		(719,351)		363,255		(211,654)

Comprehensive income		232,386		1,719,937		1,184,967
Less comprehensive loss attributable to non controlling interest		118,879		125,760		129,510

Comprehensive income attributable to the Company	~~W~~	351,265	~~W~~	1,845,697	~~W~~	1,314,477

x.	Discontinued Operation

As disclosed on Note 2.ab “Discontinued Operation”, during the year ended December 31, 2008, the Company disposed of its investment in Helio LLC which was incorporated to provide cellular telephone communication service in the U.S. to Virgin Mobile USA, Inc. Under Korean GAAP, when a subsidiary is disposed of during the year, the results of its operations are treated as a discontinued operation and as such the results of operations and cash flows of Helio LLC were presented as a discontinued operation during the years ended December 31, 2008. For the year ended December 31, 2008, as the Company had significant influence over Virgin Mobile USA, Inc., it accounted for it as an equity method investment.

Under U.S. GAAP, as the Company had significant continuing involvement in legacy Helio LLC operations, now under Virgin Mobile USA, the results of operations and cash flows of Helio LLC was as a continuing operation based on relevant discontinued operation accounting literature; while the Company considered its investment in Virgin Mobile USA., Inc., as an equity method investment.

During the year ended December 31, 2009, the Company exchanged its 16.6% equity interest in Virgin Mobile Inc. for 0.6% equity interest in Sprint Nextel due to the merger between Sprint Nextel and Virgin Mobile Inc.. As a result, the Company no longer had significant continuing involvement in the legacy Helio LLC’s operation under Sprint Nextel nor significant influence over Sprint Nextel.

Under U.S. GAAP, based on relevant discontinued operation accounting literature, the results of operations and cash flows of Helio LLC for the year ended December 31, 2009 is still recognized as part of continuing operations. In addition, under both GAAPs, the Company recognizes its investment in Sprint Nextel as an available-for-sale equity investment. As such, a reconciling item between the two GAAPs no longer exists.

As disclosed on Note 2.ab “Discontinued Operation”, during the year ended December 31, 2010, the Company disposed of its investment in IHQ Inc. IHQ was a consolidating subsidiary under Korean GAAP, however, an equity method investee for U.S GAAP purposes. As a result, the results of its operations which was treated as a discontinued operation under Korean GAAP has been reversed and accounted for as equity loss for U. S GAAP purposes.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in shareholders’ equity based on U.S. GAAP for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	Year Ended December 31,
	2008		2009		2010

Balance, beginning of the year	~~W~~	12,897,647	~~W~~	12,562,019	~~W~~	14,260,772
Net income for the year		951,737		1,356,682		1,396,621
Dividends		(682,504)		(681,548)		(680,043)
Unrealized gain (loss) on valuation of securities, net of tax		(786,408)		413,154		(205,408)
Equity in capital surplus, retained earnings and other comprehensive income of affiliates (note a)		(77,879)		(168,712)		100,492
Conversion of convertible bonds payable		(6,277)		—		—
Treasury stock transactions		(14,137)		(30,602)		(210,355)
Foreign-based operations’ translation adjustments		67,057		(49,899)		(6,246)
Decrease (Increase) in loans receivable for stock issued to employees		(26,092)		3,293		14,563
Change in non-controlling interest		238,875		856,385		(97,663)

Balance, end of the year	~~W~~	12,562,019	~~W~~	14,260,772		14,572,733

(note a)	This line item consists of the adjustments to the carrying amount of equity method investments based on the Company’s proportionate equity pickup in affiliates using the equity method of accounting, which are directly adjusted to stockholders’ equity of affiliates, such as unrealized gains or losses on valuation of available-for-sale securities, foreign-based operations’ translation adjustments in affiliates and stock transactions by affiliates.

A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2008, 2009 and 2010 is as follows (in millions of Korean won):

	December 31,
	2008		2009		2010

Current assets:
As reported	~~W~~	5,422,447	~~W~~	6,370,631	~~W~~	6,972,989
U.S. GAAP adjustments:
— Deferred charges		406		5,174		2,201
— Investment securities without readily determinable fair value		—		—		(3,986)
— Loans receivable for stock issued to employees		(1,252)		(1,153)		(10,551)
— Consolidation of variable interest entity		(55,967)		—		—
— Scope of consolidation		(836,324)		(91,039)		(132,496)
— Reclassification of SK C&C investment		—		450,000		450,000
— Business combination		—		4,340		—
— Asset Securitization Transactions		—		505,839		—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2008		2009		2010

— FIN 48 effect		—		260		3
— Tax effect of the reconciling items		53,055		(111,279)		(103,625)

Current assets based on U.S. GAAP		4,582,365		7,132,773		7,174,535

Non-current assets:
As reported		17,051,224		16,835,625		15,678,716
U.S. GAAP adjustments:
— Deferred charges		11,423		25,646		19,705
— Capital lease		(576)		(576)		(576)
— Investment securities without readily determinable fair value		—		8,833		8,986
— Determination of acquisition cost of equity interest in subsidiary		130,791		130,791		130,791
— Additional equity investment in subsidiaries		1,110,645		1,016,966		1,055,510
— Reversal of amortization of goodwill		931,509		1,195,557		1,281,530
— Investment in preferred stock		—		—		6,359
— Goodwill impairment		(118,570)		(118,570)		(118,570)
— Capitalization of foreign exchange losses and interest expense related to tangible assets		62,098		69,714		66,215
Capitalization of interest expenses related to purchase of intangible assets		(42,572)		(37,300)		(32,028)
— Nonrefundable activation fees		8,099		9,077		9,129
— Loans receivable for stock issued to employees		(59,656)		(56,462)		(32,501)
— Convertible bonds payable		281		281		—
— Currency and interest rate swap		(51,121)		9,821		(4,620)
— Provision for credit loss		—		—		15,964
— Consolidation of variable interest entity		76,022		—		—
— Scope of consolidation		(2,386,994)		(209,942)		26,452
— Reclassification of SK C&C investment		(7,114)		(450,000)		(450,000)
— Asset Securitization Transactions		—		(90,980)		—
— Business combination		—		132,398		277,352
— Retroactive application of equity method of accounting on SKBB investment		(62,382)		—		—
— FIN 48 effect		(1,621)		382		352
— Tax effect of the reconciling items		5,332		184,276		185,414

Non-current assets based on U.S. GAAP		16,656,818		18,655,537		18,124,180

Total assets based on U.S. GAAP	~~W~~	21,239,183	~~W~~	25,788,310	~~W~~	25,298,715

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2008		2009		2010

Current liabilities:
As reported	~~W~~	4,628,821	~~W~~	4,894,936	~~W~~	5,915,300
U.S. GAAP adjustments:
— Deferred charges		406		5,174		198
— Considerations for conversion right		26,577		—		9
— Nonrefundable activation fees		218,284		215,692		190,891
— Consolidation of variable interest entity		52,031		—		—
— Asset Securitization Transactions		—		399,370		—
— Business combination		—		4,340		2,003
— Scope of consolidation		(1,081,778)		(202,318)		(12,416)

Current liabilities based on U.S. GAAP		3,844,341		5,317,194		6,095,985

Non-current liabilities:
As reported		6,020,410		5,966,695		4,257,755
U.S. GAAP adjustments:
— Deferred charges		11,423		25,646		15,178
— Considerations for conversion right		16,753		32,740		68,230
— Nonrefundable activation fees		188,173		151,084		165,958
— Currency and interest rate swap		(5,618)		(554)		(119)
— Consolidation of variable interest entity		698		—		—
— Scope of consolidation		(1,373,619)		(9,488)		(444)
— Business combination		—		38,162		(3,553)
— FIN 48 effect		9,049		8,325		61,907
— Tax effect of the reconciling items		(34,446)		(2,266)		65,085

Non-current liabilities based on U.S. GAAP		4,832,823		6,210,344		4,629,997

Total liabilities based on U.S. GAAP	~~W~~	8,677,164	~~W~~	11,527,538	~~W~~	10,725,982

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles cash flows from operating, investing and financing activities for the years ended December 31, 2008, 2009 and 2010 and cash and cash equivalents at December 31, 2008, 2009 and 2010 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the years ended December 31, 2008, 2009 and 2010 and cash and cash equivalents at December 31, 2008, 2009 and 2010 under U.S. GAAP (in millions of Korean won):

	2008		2009		2010

Cash flows from operating activities based on Korean GAAP	~~W~~	3,293,018	~~W~~	2,932,633	~~W~~	4,021,021
Adjustments:
Trading security cash flows		(40)		(14)		(168)
Consolidation of variable interest entity		7,010		10,402		—
Scope of consolidation		(389,761)		(62,328)		(41,249)
Pre-acquisition cash flows of subsidiaries		—		183,090		—
Discontinued operation		(213,899)		—		—

Cash flows from operating activities based on U.S. GAAP	~~W~~	2,696,328	~~W~~	3,063,783	~~W~~	3,979,604

Cash flows from investing activities based on Korean GAAP	~~W~~	(3,876,959)	~~W~~	(1,826,005)	~~W~~	(2,358,678)
Adjustments:
Trading security cash flows		40		14		168
Consolidation of variable interest entity		(11,006)		(173)		—
Scope of consolidation		7,001		(223,601)		(48,895)
Pre-acquisition cash flows of subsidiaries		—		(74,884)		—
Discontinued operation		(51,631)		—		—

Cash flows from investing activities based on U.S. GAAP	~~W~~	(3,932,555)	~~W~~	(2,124,649)	~~W~~	(2,407,405)

Cash flows from financing activities based on Korean GAAP	~~W~~	866,822	~~W~~	(1,206,991)	~~W~~	(1,818,288)
Adjustments:
Consolidation of variable interest entity		1,126		(11,802)		—
Scope of consolidation		241,743		290,467		32,368
Pre-acquisition cash flows of subsidiaries		—		88,340		—
Discontinued Operation		9,015		—		—

Cash flows from financing activities based on U.S. GAAP	~~W~~	1,118,706	~~W~~	(839,986)	~~W~~	(1,785,920)

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on Korean GAAP	~~W~~	37,371	~~W~~	(7,405)	~~W~~	(5,222)
Adjustments:
Consolidation of variable interest entity		938		(10)		—
Scope of consolidation		(4,129)		(1,015)		807
Discontinued Operation		—		—		—

The effect of exchange rate changes on cash and cash equivalents held in foreign currencies based on U.S. GAAP	~~W~~	34,180	~~W~~	(8,430)	~~W~~	(4,415)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008		2009		2010

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on Korean GAAP	~~W~~	36,413	~~W~~	46,258	~~W~~	(18,242)
Adjustments:
Consolidation of variable interest entity		—		(427)		—
Scope of consolidation		(77,346)		253,307		(20,359)
Discontinued operation		—		—		—

Net increase (decrease) in cash and cash equivalents due to changes in consolidated subsidiaries based on U.S. GAAP	~~W~~	(40,933)	~~W~~	299,138	~~W~~	(38,601)

Pre-acquisition cash flows of subsidiaries based on Korean GAAP	~~W~~	17,250	~~W~~	—	~~W~~	(23,406)
Adjustments:
Scope of consolidation		(17,250)		—		23,406
Pre-acquisition cash flows of subsidiaries		—		(196,546)		—
Discontinued operation		—		—		—

Pre-acquisition cash flows of subsidiaries based on U.S. GAAP	~~W~~	—	~~W~~	(196,546)	~~W~~	—

Increases in cash and cash equivalents due to merger based on Korea GAAP	~~W~~	—	~~W~~	—	~~W~~	—
Adjustments		—		—		10,367

Increase in cash and cash equivalents due to merger based on U.S. GAAP	~~W~~	—	~~W~~	—	~~W~~	10,367

Cash flows from discontinued operation based on Korean GAAP	~~W~~	(248,437)	~~W~~	3,669	~~W~~	27,398
Adjustments:
Scope of consolidation		(71)		(1,943)		(18,202)
Discontinued operation		256,515		—		—

Cash flows from discontinued operation based on U.S. GAAP	~~W~~	8,007	~~W~~	2,026	~~W~~	9,196

Cash and cash equivalents at beginning of the year based on Korean GAAP	~~W~~	885,989	~~W~~	1,011,467	~~W~~	953,926
Adjustment:
Consolidation of variable interest entity		3,942		2,010		—
Scope of consolidation		(66,312)		(306,125)		(51,238)

Cash and cash equivalents at beginning of the year based on U.S. GAAP	~~W~~	823,619	~~W~~	707,352	~~W~~	902,688

Cash and cash equivalents at end of the year based on Korean GAAP	~~W~~	1,011,467	~~W~~	953,926	~~W~~	778,509
Adjustments:
Consolidation of variable interest entity		2,010		—		—
Scope of consolidation		(306,125)		(51,238)		(112,995)

Cash and cash equivalents at end of the year based on U.S GAAP	~~W~~	707,352	~~W~~	902,688	~~W~~	665,514

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008		2009		2010

Cash paid for interest (net of amounts capitalized)	~~W~~	243,319	~~W~~	339,298	360,249

Cash paid for income taxes	~~W~~	422,506	~~W~~	557,005	660,316

33.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Income Taxes

Income tax expense for continuing operation under U.S. GAAP for the years ended December 31, 2008, 2009 and 2010 is as follows (in millions of Korean won):

	Year Ended December 31,
	2008		2009		2010

Currently payable	~~W~~	494,163	~~W~~	610,561	~~W~~	525,488
Deferred		(332,034)		(127,409)		(136,249)

	~~W~~	162,129	~~W~~	483,152	~~W~~	389,239

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the years ended December 31, 2008, 2009 and 2010 is attributable to the following (in millions of Korean won):

	Year Ended December 31,
	2008		2009		2010

Income from continuing operation before income taxes and appropriate item	~~W~~	1,196,266	~~W~~	1,850,028	~~W~~	1,790,574
Equity in earnings (loss) of unconsolidated business		(81,215)		(20,972)		(5,602)

		1,115,051		1,829,056		1,784,972

Income taxes at statutory income tax rate of 25% in 2008 and 22% in 2009 and 2010		278,763		402,392		392,694
Resident surtax payable		27,876		40,239		39,269
Tax credit for investments, technology, human resource development and others		(98,551)		(98,242)		(37,074)
Special surtax for agriculture and fishery industries and other		23,296		16,521		6,720
Additional income tax (tax refund) for prior periods		(60,130)		10,947		(7,508)
Tax effect from statutory tax rate change		(58,672)		(29,001)		(2,763)
Undistributed earnings (unrecognized deficit) of subsidiaries		110		(17,511)		(211)
Other permanent differences		13,157		(30,945)		(14,228)
Change in valuation allowance		36,280		188,752		12,340

Recorded income taxes	~~W~~	162,129	~~W~~	483,152	~~W~~	389,239

Effective tax rate		14.54%		26.42%		21.58%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that resulted in deferred tax assets and liabilities at December 31, 2008, 2009 and 2010 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	Year Ended December 31,
	2008		2009		2010

Current:
Allowance for doubtful accounts	~~W~~	14,530	~~W~~	42,693	~~W~~	41,832
Accrued interest income		(1,594)		(980)		(846)
Provision for handset subsidy		—		128,785		160,625
Net operating loss carryforwards		1		61		78
Tax credit carryforwards		570		225		1
Accrued expenses and other		66,868		(76,358)		(105,477)

		80,375		94,426		96,213

Non-current:
Depreciation		(33,262)		(15,599)		7,570
Loss on impairment of investment securities		80,750		41,417		30,529
Equity in losses (earnings) of affiliates		(20,151)		(178,156)		(64,773)
Unrecognized deficit (undistributed earnings) of subsidiaries		(59,122)		112,136		46,458
Tax free reserve for research and manpower development		(80,707)		(132,244)		(80,761)
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(77,738)		(164,542)		(40,812)
Property and equipment		—		(36,327)		(26,600)
Intangible assets		—		(27,405)		(21,741)
Tax credit carryforwards		1,066		531		357
Net operating loss carryforwards		—		83		2,370
Deferred charges and other		(55,013)		72,465		51,482

		(244,177)		(327,641)		(95,921)

Total deferred tax liabilities	~~W~~	(163,802)	~~W~~	(233,215)	~~W~~	292

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010 is as follows (in millions of Korean won):

	2008		2009		2010

Beginning of period	~~W~~	9,989	~~W~~	9,305	~~W~~	5,204
Gross increases for tax position of prior years		186		1,578		2
Gross decreases for tax position of prior years		(2,629)		(1,307)		(525)
Lapses of statues of limitations		(474)		(4,503)		(506)
Gross increases for tax position of current year		2,233		131		37,341
Gross decreases for tax position of current year		—		—		(282)

Ending of period	~~W~~	9,305	~~W~~	5,204	~~W~~	41,234

Total unrecognized tax benefits at December 31, 2008, 2009 and 2010 are ~~W~~7,375 million, ~~W~~4,561 million and ~~W~~40,897 million, respectively, that, if recognized, would favorably affect the effective income tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective income tax rate.

The Company recognizes any interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company accrued approximately ~~W~~3,019 million, ~~W~~3,121 million and ~~W~~20,673 of interest and penalties at December 31, 2008, 2009 and 2010, respectively.

It is expected that the amount of unrecognized tax benefits will also change for other reasons in the next 12 months; however, we do not expect that change to have a significant impact on our financial position or results of operations.

The Company files income tax returns in the Republic of Korea jurisdiction and also files income tax returns in a number of foreign jurisdictions. However, historically the Company’s foreign income tax activity has been immaterial. Through end of 2009, the National Tax Service, or NTS, has effectively completed the examination of our returns in the Republic of Korea related to years prior to 2004.

In major foreign jurisdictions, the 2005 through 2010 tax years generally remain subject to examination by their respective tax authorities.

In November 2010, NTS performed a tax examination for the Company’s open tax years from 2005 through 2009, in the Korean jurisdiction. NTS completed its examination during May 2011 and its preliminary assessment was issued in June 2011. As part of the Company’s year-end uncertain tax position assessment at December 31, 2010, the Company recognized tax positions for likely NTS assessments, that are considered to be greater than 50 percent of being realized upon ultimate NTS assessment, and recorded such amount. There is no significant difference between the amount recognized by the Company and the NTS’ preliminary assessment. And, in Korean jurisdiction, 2010 tax year remains open to examination.

b.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments under U.S. GAAP as of December 31, 2008, 2009 and 2010 for which it is practicable to estimate that value:

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

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2008, 2009 and 2010 (in millions of Korean won)

	2008				2009				2010
	Carrying				Carrying				Carrying
	Amount		Fair		Amount		Fair		Amount		Fair
	(note a)		Value		(note a)		Value		(note a)		Value

Financial assets:
Cash and cash equivalents and short-term financial instruments	~~W~~	914,228	~~W~~	914,228	~~W~~	1,371,150	~~W~~	1,371,150	~~W~~	1,232,666	~~W~~	1,232,666
Trading securities		367,002		367,002		370,126		370,126		200,000		200,000
Accounts receivable (trade and other)		2,893,283		2,893,283		4,441,094		4,441,094		4,483,658		4,483,658
Short-term loans		106,013		106,013		77,360		77,360		84,767		84,767
Investment securities:
Listed equity and debts		2,356,039		2,356,039		2,175,344		2,175,344		1,441,369		1,441,369
Non-listed equity and debts		75,028		N/A		282,189		N/A		562,760		N/A
Derivative instruments assets		318,373		318,373		303,073		303,073		197,219		197,219
Long-term bank deposits		75		75		6,556		6,556		117		117
Long-term accounts receivable (trade and other)		617,603		617,603		761,735		761,735		549,524		549,524
Long-term loans		85,975		64,481		29,746		29,336		57,203		56,667

	~~W~~	7,733,619			~~W~~	9,818,373			~~W~~	8,809,283

Financial liabilities:
Accounts payable	~~W~~	1,107,202	~~W~~	1,107,202	~~W~~	1,467,399	~~W~~	1,467,399	~~W~~	1,629,414	~~W~~	1,629,414
Short-term borrowings		180,827		180,827		1,020,399		1,020,399		523,710		523,710
Derivative instruments liabilities		242,186		242,186		130,672		130,672		138,499		138,499
Bonds payable, long-term borrowings, convertible bonds long-term payables — other and obligation under finance leases, including current portion		4,943,630		4,855,897		6,044,979		6,106,960		5,497,229		5,897,578

	~~W~~	6,473,845			~~W~~	8,663,449			~~W~~	7,788,852

(note a)	These carrying amounts represent the amounts determined under U.S. GAAP.

Fair value hierarchy

On January 1, 2008, the Company adopted the provisions related to fair value measurements, to recognize all financial and nonfinancial assets and liabilities at fair value in the consolidated financial statements on a recurring basis. The adoption of such accounting guidance did not change our previous accounting for financial assets and liabilities. The provisions will be applied to nonfinancial assets and liabilities that are recognized at fair value in the consolidated financial statements on a nonrecurring basis beginning January 1, 2009. Upon application of the provision on January 1, 2009, the Company has provided additional disclosures regarding its nonrecurring fair value

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurements, including its annual impairment review of goodwill and intangible assets. Refer to Note 32 (b) below for such disclosures made by the Company.

The fair value measurement guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following fair value hierarchy tables present information regarding our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, 2009 and 2010 (in millions of Korean won):

	December, 31,
	2008		Level 1		Level 2		Level 3

Assets:
Trading securities	~~W~~	367,002	~~W~~	—	~~W~~	367,002	~~W~~	—
Available for sale securities:
Equity securities		2,350,783		2,350,783		—		—
Debt securities		5,144		—		5,144		—
Held-to-maturity securities		112		—		112		—
Derivatives:
Currency swap		318,373		—		318,373		—

	~~W~~	3,041,414	~~W~~	2,350,783	~~W~~	690,631	~~W~~	—

Liabilities:
Derivatives:
Currency swap	~~W~~	210,468	~~W~~	—	~~W~~	210,468	~~W~~	—
Interest rate swap		31,718		—		31,718		—

	~~W~~	242,186	~~W~~	—		242,186	~~W~~	—

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31,
	2009		Level 1		Level 2		Level 3

Assets:
Trading securities	~~W~~	370,126	~~W~~	—	~~W~~	370,126	~~W~~	—
Available for sale securities:
Equity securities		1,820,458		1,820,458		—		—
Debt securities		353,880		—		353,880		—
Held-to-maturity securities		1,006		—		1,006		—
Derivatives:
Currency swap		303,073		—		303,073		—

	~~W~~	2,848,543	~~W~~	1,820,458	~~W~~	1,028,085	~~W~~	—

Liabilities:
Derivatives:
Currency swap	~~W~~	53,032	~~W~~	—	~~W~~	53,032	~~W~~	—
Interest rate swap		17,228		—		17,228		—
Conversion option		60,412		—		60,412		—

	~~W~~	130,672	~~W~~	—	~~W~~	130,672	~~W~~	—

	December, 31,
	2010		Level 1		Level 2		Level 3

Assets:
Trading securities	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
Available for sale securities:
Equity securities		1,409,109		1,409,109		—		—
Debt securities		32,260		—		32,260		—
Held-to-maturity securities		—		—		—		—
Derivatives:
Currency swap		197,219		—		197,219		—

	~~W~~	1,838,588	~~W~~	1,409,109	~~W~~	429,479	~~W~~	—

Liabilities:
Derivatives:
Currency swap	~~W~~	17,501	~~W~~	—	~~W~~	17,501	~~W~~	—
Interest rate swap		12,534		—		12,534		—
Conversion option		108,464		—		108,464		—

	~~W~~	138,499	~~W~~	—	~~W~~	138,499	~~W~~	—

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

Derivatives

The majority of the Company’s derivatives are valued using internal models that use readily observable marketing inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swap, cross currency swaps and foreign currency derivatives.

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

The Company and certain subsidiaries expect to pay the following future benefits for the next 10 years to their employees upon their normal retirement age as follows (in millions of Korean won):

Year Ending December 31,

2011	~~W~~	669
2012		625
2013		845
2014		980
2015		2,682
2016 — 2020		57,286

Total	~~W~~	63,087

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

Condensed consolidated income statements under U.S.GAAP for the years ended December 31, 2008, 2009 and 2010 are as follows (in millions of Korean won):

	2008		2009		2010

Operating revenue:
Wireless services	~~W~~	9,553,556	~~W~~	9,431,035	~~W~~	9,571,524
Interconnection		1,149,196		1,179,298		1,243,689
Digital handset sales		16,425		212,802		456,844
Fixed-line service		—		842,215		1,766,572
Other		413,232		954,591		1,135,217

Total operating revenue		11,132,409		12,619,941		14,173,846
Total operating expenses		(9,379,988)		(10,745,536)		(12,359,423)

Operating income		1,752,421		1,874,405		1,814,423
Other income (expenses), net		(556,678)		(23,917)		(23,849)

Income from continuing operation before income taxes and appropriate item below		1,196,743		1,850,488		1,790,574
Provision for income taxes from continuing operation		(162,129)		(483,152)		(389,239)
Equity in earnings (loss) of unconsolidated Businesses		(81,215)		(20,972)		(5,602)
Income(loss) from discontinued operation, net of tax		(1,662)		10,318		888

Net income	~~W~~	951,737	~~W~~	1,356,682	~~W~~	1,396,621
Add non controlling interests in losses of consolidated subsidiaries		121,129		123,044		128,470

Net income attributable to the Company	~~W~~	1,072,866	~~W~~	1,479,726	~~W~~	1,525,091

e.	Segment

The Company acquired an additional 7.2% of the outstanding shares of SK Broadband Co., Ltd., a fixed-line telephone service provider, which began being consolidated under U.S. GAAP during the year ended December 31, 2009. (Refer to Note 32 (M) “Achieved-in-stages”) Beginning the year ended December 31, 2008, the Company has had two operation segments, which is the cellular telephone communication service segment and fixed-line telecommunication service segment. For the business of each segment and detail information refer to Note 30.

f.	Transition to IFRS in 2011

As of January 1, 2011, the Company began preparing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the Republic of Korea and IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s transition date to IFRSs is January 1, 2010.

Going forward, the Company will discontinue to report under Korean GAAP and will report under IFRS as issued by the IASB. As such, the Company’s 2010 consolidated financial statements under IFRSs may be materially different than the accompanying 2010 consolidated financial statements under Korean GAAP.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Recent Changes in U.S. GAAP

In October 2009, guidance on Multiple-Deliverable Revenue Arrangements, which addresses how revenues should be allocated among all products and services included in our bundled sales arrangements, was newly issued. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence at the intermediate level, and a best estimate at the lowest level. It eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. The requirements effective for the beginning of January 1, 2011 are not expected to have a material effect on our consolidated financial statements.

In January 2010, accounting guidance on Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements, which required new disclosures and explanations for transfers of financial assets and liabilities between levels in the fair value hierarchy was revised. The new guidance clarifies that fair value measurement disclosures are required for each class of financial asset and liability, which may be a subset of a caption in the consolidated balance sheets, and those disclosures should include a discussion of inputs and valuation techniques. For financial assets and liabilities subject to lowest-level measurements (Level 3), the guidance further requires that we separately present purchases, sales, issuances, and settlements instead of netting these changes.

In July 2010, the accounting guidance for Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses were revised. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The new disclosures as of the end of the reporting period are effective for the fiscal year ended December 31, 2010, while the disclosures about activity that occurs during a reporting period are effective for the first fiscal quarter of 2011. The disclosure requirements effective for the fiscal year ended December 31, 2010 did not have a material effect on our consolidated financial statements. The requirements effective for the first fiscal quarter of 2011 are not expected to have a material effect on our consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/  Sung Min Ha
Name:     Sung Min Ha

Title:	President, Co-Chief Executive Officer &
   Representative Director

Date: June 30, 2011