Form 20-F
period 2011-12-31
SK TELECOM CO LTD
filed 2012-04-30
CIK 1015650

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Mr. Won Tuh Chung

11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

Telephone No.: 82-2-6100-2114

Facsimile No.: 82-2-6100-7830

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-ninth of one share of Common Stock	New York Stock Exchange
Common Stock, par value (Won) 500 per share	New York Stock Exchange*

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

69,694,999 shares of common stock, par value (Won)500 per share (not including 11,050,712 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☑    No  ☐

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

U.S. GAAP  ☐             IFRS  ☑             Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☑

(i)

(ii)

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

All references to “Won”, “(Won)” or “(Won)” in this report are to the currency of Korea, all references to “Dollars”, “$” or “US$” are to the currency of the United States of America, all references to “Yen” or “¥” are to the currency of Japan and all references to “SGD” or “SG$” are to the currency of Singapore.

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

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2010 and 2011 has been prepared in accordance with IFRS as issued by the IASB.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the “SEC”, which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2009 have been included in this annual report.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2001 to December 31, 2010 were prepared in accordance with generally accepted accounting principles in Korea, or “Korean GAAP”, which is not comparable to information prepared in accordance with IFRS. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC. For an explanation of how the transition to IFRS has affected our consolidated financial statements, see note 3 of the notes to our financial statements.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) in effect on December 30, 2011, which was Won 1,158.5 to US$1.00. On April 20, 2012, the noon buying rate was Won 1,138.1 to US$1.00. See “Item 3.A. Selected Financial Data — Exchange Rates”.

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

•

our plans for capital expenditures in 2012 for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments to build our LTE network, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course;

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

•

our ability to successfully manage our acquisition in 2008 and 2009 of a majority stake in SK Broadband Co., Ltd. (formerly, Hanarotelecom Incorporated), a fixed-line telecommunications operator and broadband Internet service provider;

•	our ability to successfully manage our acquisition in 2009 of the leased-line business of SK Networks Co., Ltd., which provides a substantial portion of the transmission lines we use;

•	our ability to successfully manage our acquisition in 2012 of a stake in Hynix Semiconductor Inc., a memory-chip maker;

•	our ability to successfully manage our investment in Packet One Networks (Malaysia) Sdn. Bhd., a Malaysian wireless broadband company;

•	our ability to successfully attract and retain subscribers under the KCC’s new guideline on the marketing expenses of the telecommunication service providers; and

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data set forth below as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, financial data as of and for the three years ended December 31, 2007, 2008 and 2009 derived from our consolidated financial statements prepared in accordance with Korean GAAP have not been included below.

	As of or for the Year Ended December 31,
	2010		2011		2011*
	(In billions of Won and millions of dollars, except per share and percentage data)
INCOME STATEMENT DATA
Operating Revenue	(Won)	15,599.2	(Won)	15,988.3	$13,800.8
Operating Expenses		13,313.3		13,856.8	11,961.0
Operating Income		2,285.9		2,131.5	1,839.8
Income from Continuing Operation before Income Tax		2,318.1		2,182.9	1,884.2
Income from Continuing Operation		1,773.6		1,583.8	1,367.1
Net Income		1,766.8		1,582.1	1,365.6
Net Income per Share from Continuing Operation(1)		25,653		22,864	19.74
Net Income per Share(1)		25,598		22,848	19.72
Diluted Net Income per Share from Continuing Operation(2)		24,995		22,238	19.20
Diluted Net Income per Share(2)		24,942		22,223	19.18
Dividends Declared per Share		9,400		9,400	8.11
Weighted Average Number of Shares		71,942,387		70,591,937	70,591,937

	As of or for the Year Ended December 31,
	2010		2011		2011*
	(In billions of Won and millions of dollars, except per share and percentage data)
BALANCE SHEET DATA
Working Capital (Deficit)(3)	(Won)	451.8	(Won)	(556.1)	$(480.0)
Property and Equipment, Net		8,153.4		9,031.0	7,795.4
Total Assets		23,132,4		24,366.0	21,032.4
Non-current Liabilities(4)		4,522.2		4,959.7	4,281.2
Capital Stock		44.6		44.6	38.5
Total Shareholders’ Equity		12,408.0		12,732.7	10,990.7

	As of or for the Year Ended December 31,
	2010		2011		2011*
	(In billions of Won and millions of dollars, except per share and percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(5)	(Won)	2,142.3	(Won)	2,960.6	$2,555.5
R&D Expenses(6)		352.0		291.4	251.5
Internal R&D		270.4		271.4	234.3
External R&D		81.6		20.0	17.3
Depreciation and Amortization		2,302.3		2,482.7	2,143.0
Cash Flow from Operating Activities		4,343.4		6,306.4	5,443.6
Cash Flow from Investing Activities		(2,339.0)		(4,239.1)	(3,659.1)
Cash Flow from Financing Activities		(2,246.1)		(1,079.3)	(931.6)
Margins (% of total sales):
Operating Margin(7)		14.7%		13.3%	13.3%
Net Margin(7)		11.3%		9.9%	9.9%

	As of or for the Year Ended December 31,
	2007	2008	2009	2010	2011	2011*
SELECTED OPERATING DATA
Population of Korea (millions)(8)	48.5	48.6	48.7	49.4	49.8	49.8
Our Wireless Penetration(9)	45.3%	47.4%	49.8%	52.0%	53.2%	53.2%
Number of Employees(10)	9,485	10,626	10,714	20,143	20,955	20,955
Wireless Subscribers(11)	21,968,169	23,032,045	24,269,553	25,705,049	26,497,267	26,497,267
Average Monthly Outgoing Voice Minutes per Subscriber(12)	201	200	197	199	193	193
Average Monthly Churn Rate(13)	2.6%	2.7%	2.7%	2.7%	2.7%	2.7%
Digital Cell Sites	16,099	17,213	15,979	17,483	21,999	21,999

*	The translation into Dollars was made at the rate of Won 1,158.5 to US$1.00, the noon buying rate in effect on December 30, 2011.

(1)	Net income per share from continuing operation is calculated by dividing net income from continuing operation attributable to SK Telecom by the weighted average number of common shares outstanding during the period. Net income per share is calculated by dividing net income attributable to SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted net income per share from continuing operation is calculated by dividing net income from continuing operation attributable to SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted net income per share is calculated by dividing net income attributable to SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding of convertible bonds.

(3)	Working capital means current assets minus current liabilities.

(4)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 2.c. of the notes to our consolidated financial statements.

(5)	Consists of investments in property, plant and equipment.

(6)	Includes donations to Korean research institutes and educational organizations. See “Item 5.C. Research and Development, Patents and Licenses, etc.”.

(7)	Operating revenue and operating income used in the calculation of these ratios exclude the operating revenue and operating income from discontinued operations.

(8)	Population estimates based on historical data published by the National Statistical Office of Korea.

(9)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(10)	Includes regular employees and temporary employees. The number of employees as of December 31, 2010 and 2011 includes employees of Service Ace Co., Ltd., Service Top Co., Ltd., and Network O&S Co., Ltd., our wholly-owned subsidiaries established in 2010, who were previously employed by third-party outsourcing companies. See “Item 6.D. Employees”.

(11)	Wireless subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

(12)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(13)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to the next generation service, such as CDMA 1xEV/ DO, WCDMA or LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2

	Past Six Months
	High	Low
	(Won per US$1.00)
October 2011	1,197.5	1,102.5
November 2011	1,162.0	1,110.6
December 2011	1,175.5	1,124.5
January 2012	1,160.0	1,120.1
February 2012	1,128.9	1,115.7
March 2012	1,139.8	1,116.0
April 2012 (through April 20)	1,143.4	1,122.4

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 20, 2012, the noon buying rate was Won 1,138.1 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks Relating to Our Business

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition across all our businesses, including our wireless telecommunications business. We expect competition to intensify as a result of continuing consolidation of market leaders and the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing tariffs we can charge our subscribers.

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our business. The collective market share of these providers amounts to approximately 49.5%, in terms of numbers of wireless service subscribers, as of December 31, 2011. Since 2000, there has also been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors, including the merger of KT Freetel Co., Ltd., or KTF, one of our principal wireless competitors before the merger, into KT Corporation, or KT, Korea’s principal fixed-line operator, in June 2009 and the merger in January 2010 of LG DACOM Corporation and LG Powercomm Co., Ltd. into LG Telecom Co., Ltd., which subsequently changed its name to LG Uplus Corp., or LG U+. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. In addition, our broadband Internet access service provided through SK Broadband competes with other providers of Internet access services, including KT, LG U+ and cable companies, and our fixed-line telephone service provided through SK Broadband competes with KT, as well as providers of voice over Internet protocol, or VoIP, services. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our current competitors to offer more competitive services and could harm our business and results of operations.

Continued competition from the other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2011, the churn rate in our wireless business ranged from 2.5% to 3.0%, with an average churn rate of 2.7%, unchanged from the average churn rate of 2.7% in 2010. Intensification of competition in the future may cause our churn rates to increase. The increased competition may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

However, on May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales, which was lowered to 20% of annual sales with respect to fiscal years 2011 and 2012. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations.

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

In 2007, the KCC introduced certain regulations to allow telecommunication service providers to bundle their services as well as allow our competitors to employ services provided by us so that they can offer similar discounted package services. Competition intensified as licensed transmission service providers were permitted to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. Moreover, beginning in September 2010, we are required to lease our networks to a mobile virtual network operator, or MVNO, at such MVNO’s request, at a rate mutually agreed upon that complies with the standards set by the KCC. To date, four MVNOs have commenced providing wireless telecommunications services using the networks leased from us. Furthermore, CJ HelloVision Co., Ltd. commenced providing wireless voice and data services as an MVNO using the networks leased from KT in January 2012. In addition, Korea Mobile Internet, or KMI, and Internet Space Time Co., Ltd., or IST, applied in 2011 for a license to provide wireless Internet and mobile VoIP services based on the wireless broadband Internet, or WiBro, technologies. While the KCC rejected KMI’s and IST’s applications in December 2011 based on their insufficient technological and financial capabilities, among other factors, they may reapply after amending their applications. We believe the introduction of bundled services and the entrance of MVNOs or another wireless service provider into the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

Increasingly, our wireless and fixed-line voice and text message services also face competition from companies that provide voice and text message services over the fixed-line or mobile Internet, such as Skype and Kakao Talk, some without charging a fee for such services. This trend could negatively impact customer demand for our voice and text message services and may have a material adverse effect on our results of operations, financial position and cash flows.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from basic code division multiple access, or CDMA, network to wide-band code division multiple access, or WCDMA, which is the 3G technology implemented by us, and to long term evolution, or LTE, technology, which is generally referred to as a 4G technology. Our WCDMA network currently supports more advanced high-speed uplink packet access, or HSUPA, technology, as well as evolved high speed packet access, or HSPA+, technology. We commenced commercial LTE services in July 2011 at the same time with LG U+, while KT commenced its commercial LTE services in January 2012. The more successful introduction of a 4G network by a competitor, including better market acceptance of a competitor’s 4G-based services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our 4G network or our other businesses.

In March 2005, we obtained a license from the MIC to provide WiBro services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2011, we have extended WiBro service to hot zone areas in 84 cities throughout Korea. As the implementation of WiBro service in Korea is relatively new, we cannot assure you that there will continue to be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Cellular Network”.

Our business could also be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner. In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. If we are unable to do so on a cost-effective basis, our results of operations could be adversely affected.

Implementation of LTE technology has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop and launch our LTE service. In 2011, we spent Won 233.7 billion in capital expenditures to build and expand our LTE network. We plan to make further capital investments related to our LTE service in the future. Our LTE-related investment plans are subject to change, and will depend, in part, on market demand for LTE service, the competitive landscape for provision of such service and the development of competing technologies. There may not be sufficient demand for our LTE service, as a result of competition or otherwise, to permit us to recoup or profit from our LTE-related capital investments. KT commercially launched its LTE service in January 2012, while LG U+ commenced its commercial LTE service in July 2011. The more successful operation of LTE networks by KT, LG U+ or another competitor, including better market acceptance of a competitor’s LTE service, could also materially and adversely affect our business.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

As a part of our growth strategy, we plan to selectively seek business opportunities abroad. In May 2006 our subsidiary, HELIO, LLC, launched cellular voice and data services across the United States. In August 2008, together with EarthLink Inc., our joint venture partner in HELIO, we sold our equity interest in HELIO to Virgin Mobile USA, Inc., in exchange for an equity stake in Virgin Mobile USA, Inc. In November 2009, we sold our equity interest in Virgin Mobile USA, Inc. to Sprint Nextel Corporation in connection with the merger of Virgin Mobile USA, Inc. with and into Sprint Nextel Corporation, in exchange for a 0.6% equity interest in Sprint Nextel Corporation. In 2010, we sold all of the shares of Sprint Nextel Corporation held by us. In connection with our investment in HELIO, we have recognized a substantial loss through the end of 2010. See “Item 4.B. Business Overview — Our Business Strategy — Global Business — United States” for more information regarding our investments in HELIO and Virgin Mobile USA, Inc. We continue to seek other opportunities to expand our business abroad, as such opportunities present themselves. For example, in November 2010, we invested approximately $60 million to LightSquared Inc., which plans to build a wholesale wireless broadband network in the United States, but the Federal Communications Commission has recently proposed to suspend its license due to signal interference with the global positioning system. These global businesses may require further investment from us. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Our Services — Global Business”.

We also seek growth through investments in new businesses. In February 2012, we acquired a 21.05% equity stake in Hynix Semiconductor Inc., or Hynix, the world’s second-largest memory-chip maker by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

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

We have pursued convergence growth opportunities. For example, in 2008 and 2009, we acquired an additional equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for an aggregate purchase price of approximately Won 1.45 trillion and currently hold a 50.6% equity stake in the company. In February 2010, we acquired a 49% equity stake in Hana SK Card Co., Ltd. for the purchase price of Won 400 billion in order to provide cross-over services between telecommunication and finance. In September 2009, we also acquired the leased-line business and related ancillary businesses of SK Networks Co., Ltd. for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. While we are hoping to benefit from a range of synergies from the acquisitions, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to integrate our new businesses and may fail to realize the expected benefits in the near term, or at all.

In particular, we may experience difficulties in operating SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services, and we may be unsuccessful in retaining SK Broadband’s existing customers. Since April 2008, customers of SK Broadband have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korea Trade Commission. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. As of March 31, 2012, the number of plaintiffs was approximately 22,000 and the aggregate amount of damages claimed by such plaintiffs was approximately Won 24.1 billion. For more information regarding this lawsuit, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — SK Broadband Litigation”.

In February 2012, we acquired a 21.05% equity stake in Hynix and became its largest shareholder. Our business and financial condition may be adversely affected if we fail to manage our investment in Hynix successfully. Since the memory semiconductor industry in which Hynix operates is subject to cyclical fluctuations, our financial condition and results of operations may be adversely affected by a downturn in the memory semiconductor industry. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions. For example, Hynix recorded net losses of Won 4,744.7 billion and Won 332.6 billion in 2008 and 2009, respectively, due to a severe downturn in the memory semiconductor industry. In addition, the memory semiconductor industry is experiencing intense competition and the average selling prices of semiconductor products have generally declined in recent years and are expected to continue to decline with time irrespective of industry-wide cyclicality and fluctuations as a result of, among other factors, technological advancements and cost reductions. Accordingly, Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Since our share of Hynix’s net losses will be reflected in our income statement as equity in losses of affiliates, any significant loss of Hynix could have a material adverse effect on our results of operations.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the KCC and our population estimates based on historical data published by the National Statistical Office of Korea, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2011 was approximately 105.5%, which is high compared to many industrialized countries. Therefore, the penetration rates for wireless telecommunications service in Korea will not grow significantly. As a result of the already high penetration rates in Korea for wireless services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in penetration rates without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. According to the KCC’s final plan announced in February 2010, the amount of spectrum in the 800 MHz band allocated to us was reduced to 2 x 15 MHz of spectrum beginning in July 2011 from the previous 2 x 22.5 MHz. Instead, we have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In August 2011, the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. We acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion. We are obligated to pay the license fee in installments during the license period of 10 years. KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our 2G services, 60 MHz of bandwidth in the 2.1 GHz spectrum for our 3G services and 20 MHz of bandwidth in the 800 MHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. We plan to use the 20 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has recently been a major factor for the high utilization of our bandwidth. This trend has been offset in part by the implementation of new technologies, such as the CDMA 1xEV-DO upgrades to our CDMA network and the completion of our HSDPA-capable WCDMA network and LTE network, which enables more efficient usage of our bandwidth than was possible on our basic CDMA network. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless services. Growth of our wireless business will depend in part upon our ability to manage effectively our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business. Furthermore, we may be required to pay a substantial amount of purchase price to acquire bandwidth capacity in order to meet increasing bandwidth demand, which may adversely affect our financial condition and results of operations.

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

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,960.6 billion for capital expenditures in 2011 and we expect to spend a similar amount for capital expenditures in 2012 for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments to build our LTE network, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. In 2012, we plan to continue HSUPA and HSPA+ upgrades to our WCDMA network and expand our WiBro service to more extensive “hot zone” areas in 84 cities, as well as expand our LTE service introduced in July 2011.

In particular, we continue to make significant capital investments to expand and upgrade our wireless networks in response to growing bandwidth demand by our subscribers. Bandwidth usage by our subscribers has rapidly increased in recent years primarily due to the increasing popularity of smartphones and data intensive applications among smartphone users. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than currently anticipated to expand the bandwidth capacity of our network or our customers may have a suboptimal experience when using our services. Any of these events could adversely affect our competitive position and have a material adverse effect on our business, financial condition, results of operation and cash flow.

In addition, our recent acquisition of shares of Hynix may result in a substantial increase in our capital requirements in the coming years. In order to finance the purchase of Hynix shares, we borrowed from a syndicate of Korean banks Won 2.5 trillion of loans, of which Won 2 trillion matures in three years and Won 0.5 trillion matures in one year. We will likely need to make financing arrangements to repay such loans. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources”

As of December 31, 2011, we had approximately Won 2,220.9 billion in contractual payment obligations due in 2012, almost all of which involve repayment of debt obligations. See “Item 5.F. Tabular Disclosure of Contractual Obligations”.

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

We purchase wireless network equipment from a small number of suppliers. To date, we have purchased substantially all of the equipment for our CDMA network from Samsung Electronics and substantially all of the equipment for our WCDMA network, including the software and firmware used to upgrade our WCDMA network, from Samsung Electronics and LG Ericsson. In addition, to date, we have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. To date, we have purchased substantially all of the equipment for our LTE network from Samsung Electronics, LG Ericsson and Nokia Siemens Networks. We believe Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in maintenance and upkeep of the CDMA and WCDMA networks, as well as unanticipated increased costs in the planned expansion of our LTE and WiBro networks. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

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

We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China, the United States and Europe. We also license a number of patented processes and trademarks under cross-licensing, technical assistance and other agreements. In addition to active internal and external research and development efforts, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our services.

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

Malicious and abusive Internet practices could impair our services.

Our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. For example, in July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., our consolidated subsidiary, occurred. As of December 31, 2011, seven lawsuits were filed on behalf of approximately 4,000 plaintiffs against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 4.0 billion. On April 26, 2012, Gumi City Court rendered a judgment that accepted a plaintiff’s claim in part, ordering a payment of Won 1 million to him, while other cases remain pending at various district courts in Korea. SK Communications is considering an appeal of Gumi City Court’s judgment. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

Most of our businesses are subject to extensive governmental supervision and regulation. The KCC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some tariff reductions in response to KCC recommendations. After discussions with the KCC, in November 2009, we adopted various tariff reduction measures, including a reduction of the initial subscription fee by 27% and an increase in discounts for long-term subscribers. In March 2010, we also began to charge voice calls on a per-second basis, which has the effect of reducing the usage charges compared with the previous system of charging per ten seconds. After discussions with the KCC, in June 2011, we announced further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of customized fixed rate plans for smartphone users, which were implemented in the second half of 2011.

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

Furthermore, the Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. In February 2010, the KCC announced its final plan to reallocate the spectrum of frequencies among us, KT and LG U+. In addition, in August 2011 the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. In the auction, we acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion, KT acquired the right to use the 10 MHz of bandwidth in the 800

MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation”. While we do not believe the reallocation of spectrum will materially impact our ability to maintain sufficient bandwidth capacity, the reallocation and new allocation of the spectrum to our existing or new competitors could increase competition among wireless service providers, which may have an adverse effect on our business.

Pursuant to recent amendments to the Telecommunications Business Act, which became effective as of September 23, 2010, certain mobile network operators designated by the KCC, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. To date, four MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

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

In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In addition, the MIC has also required all new subscribers to be given numbers with the ‘010’ prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including ‘011’ for our cellular services. The KCC plans to continue to pursue the integration process and complete the process by around 2018, when all mobile telephone numbers would have the prefix identification number “010”. Historically, ‘011’ has had high brand recognition in Korea as the premium wireless telecommunications service. The Government’s adoption of the number portability system and the consolidation of the prefix numbers have resulted in and may continue to result in weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview — Subscribers — Number Portability”.

In addition, the KCC may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the KCC may levy a monetary penalty of up to 3% of the average of our annual revenue for the preceding three fiscal years. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the KCC could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses, including our WCDMA, LTE and WiBro licenses.

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

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks or natural disasters.

Our services are currently carried through our wireless and fixed-line networks, which could be vulnerable to damage or interruptions in operations due to fires, floods, earthquakes, power losses, telecommunication failures, network software flaws, unauthorized access, computer viruses and similar events. The occurrence of any of these events could impact our ability to deliver services and have a negative effect on our results of operations.

A global or Korean economic downturn may have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of the common shares and American Depositary Shares (“ADSs”) to decline.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. The overall impact of these legislative and regulatory efforts on the global financial markets continues to be uncertain, and they may not have the intended stabilizing effects. While the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the

United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Spain, Italy and other countries in Europe. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. These or other developments could potentially trigger another financial and economic crisis.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition, results of operations and cash flows.

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

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small-and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

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

In particular, since the death of Kim Jong-il, the former North Korean ruler, in mid-December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although before his death, Kim Jong-il designated his third son, Kim Jong-eun, as his successor and also named him as the vice chairman of the Central Military Commission and a general of the North Korean army, the eventual outcome of such leadership transition remains uncertain. Furthermore, as only limited information is available outside of North Korea about Kim Jong-eun, who is reported to be in his late twenties, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

In addition, in recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six-party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea has denied responsibility and has threatened retaliation for any attempt to punish it over the incident. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea on the west coast of Korea, killing two Korean soldiers and two civilians, wounding many others and causing significant property damage. Korea responded by firing artillery shells back and putting the military on its highest level of alert. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation. On April 13, 2012, North Korea launched a long-range rocket over the Yellow Sea. Korea, Japan and the United States condemned the launch and the United Nations Security Council adopted a chairman’s statement condemning North Korea for the launch.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy or the economies of other countries in Asia, in general, and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in the registration statements, prospectuses, business reports, audit reports, semi-annual or quarterly reports and material fact reports and omission of material information in such documents, (ii) insider trading, (iii) market manipulation and (iv) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Securities

If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control.

The Telecommunications Business Act currently sets a 49% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15% or more of the issued voting stock of the Korean entity. As of December 31, 2011, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2011, which we believe was 40.3%) would exceed the 49% ceiling on foreign shareholding. As of December 31, 2011, a foreign investment fund and its related parties collectively held a 3.1% stake in SK Holdings. We could breach the foreign ownership limitations if the number of shares of our common stock or ADSs owned by other foreign persons significantly increases.

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

In April 2009, we sold US$332.5 million in 1.75% convertible notes due 2014, all of which currently remain outstanding. As of March 31, 2012, these convertible notes were convertible by the holders into shares of our common stock at the rate of Won 199,280 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock or ADSs upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market prices of our common stock or ADSs.

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

As of December 31, 2011, SK Holdings owned 25.22% of our total issued common stock and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders”. We can make no prediction as to the timing or amount of any sales of our common stock. We cannot assure you that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will not adversely affect the market prices of the shares of our common stock or ADSs prevailing from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive shares of our common stock. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of shares of our common stock represented by ADSs, which was 22,223,578 shares as of March 31, 2012, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3% of our common stock. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares”. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

We provide our wireless telecommunications services principally through backbone networks using CDMA, WCDMA and LTE technologies. Collectively, these networks can access approximately 99% of the Korean population. In addition, we also provide wireless broadband Internet access through our WiBro service. For a more detailed description of our backbone network infrastructure, see “— Digital Cellular Network” below. Our advanced and extensive wireless telecommunications infrastructure has enabled us to offer high-quality cellular voice transmission services at competitive prices, as well as to develop and deploy an increasingly sophisticated range of wireless data and multimedia products and services, including wireless Internet services, in step with technological advancements and growing consumer demand. We believe our network infrastructure also provides us with a competitive advantage in pioneering new business opportunities created by digital convergence.

As of December 31, 2011, we had approximately 26.5 million wireless subscribers throughout Korea, of which 22.3 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of December 31, 2011, our share of the Korean wireless market was approximately 50.5%, based on number of subscribers, according to the KCC.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In September 2009, we acquired additional shares of SK Broadband’s common stock, increasing our equity stake to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV, or IP TV, services, as well as fixed-line telephone services. As of December 31, 2011, we had approximately 4.2 million broadband Internet access subscribers and 4.2 million fixed-line telephone subscribers (including subscribers to VoIP services).

In September 2009, we completed the acquisition of the leased-line business and related ancillary businesses of SK Networks for approximately Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. Historically, we have relied on KT and SK Networks to provide a substantial majority of the transmission lines we lease. In February 2012, we acquired a 21.05% equity stake in Hynix, the world’s second-largest memory-chip maker by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

On March 31, 2012, we had a market capitalization of approximately Won 11.3 trillion (US$10.0 billion, as translated at the noon buying rate of March 30, 2012) or approximately 0.97% of the total market capitalization on the KRX KOSPI Market, making us the 20th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the New York Stock Exchange since June 27, 1996.

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

There are currently three providers of wireless voice telecommunications services in Korea: our company, KT (into which KTF merged) and LG U+ (formerly, LG Telecom). According to the KCC, as of December 31, 2011, the market share of the Korean wireless telecommunications market in terms of number of subscribers of KT and LG U+ was approximately 30.9% and 17.8%, respectively (compared to our market share of 50.5%). MVNOs had a combined market share of 0.8%.

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

A one-way mobile number portability, or MNP, system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LG Telecom. From July 2004, a two-way MNP system was implemented so that KTF subscribers could transfer to us and LG Telecom. A three-way MNP system has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2009, 2010 and 2011, approximately 3.0 million, 3.6 million and 4.0 million, respectively, of our subscribers migrated to our competitors. Approximately 1.1 million, 1.3 million and 1.4 million of LG U+’s subscribers in 2009, 2010 and 2011, respectively, and approximately 2.0 million, 2.4 million and 2.5 million of KT’s subscribers in 2009, 2010 and 2011, respectively, migrated to our service.

In January 2005, the Government granted each of KT and us a license to offer WiBro service. Both KT and we are currently expanding the coverage area of WiBro services.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 37.4 lines per 100 population as of December 31, 2011, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 105.5 subscribers per 100 population as of December 31, 2011. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands, except for per population amounts)
Population of Korea(1)	48,456	48,607	48,747	48,875	49,779
Wireless Subscribers(2)	43,498	45,607	47,944	50,767	52,507
Wireless Subscribers per 100 Population	89.8	93.8	98.4	103.9	105.5
Telephone Lines in Service(2)	23,130	22,132	20,090	19,273	18,633
Telephone Lines per 100 Population	47.7	45.5	41.2	39.4	37.4

(1)	Source: National Statistical Office of Korea.

(2)	Source: KCC.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 105.5 % as of December 31, 2011 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 52.5 million as of December 31, 2011.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals.

As of December 31, 2011, approximately 47.6 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands, except for percentages)
Number of Wireless Internet Enabled Handsets	41,598	42,740	46,301	48,085	47,599
Total Number of Wireless Subscribers	43,498	45,607	47,944	50,767	52,507
Penetration of Wireless Internet Enabled Handsets	95.6%	93.7%	96.6%	94.7%	90.7%

Source: KCC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency, or KISA, the number of Internet subscribers in Korea increased from approximately 3.1 million at the end of 1998 to approximately 37.2 million as of the end of July 2011, representing a 22.0% compound annual growth rate. From the end of 2005 to the end of 2011, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 17.9 million, representing a 6.6% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband subscribers as of the dates indicated:

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Number of Internet Users(1)	34,820	35,360	36,580	37,010	37,180	(2)
Number of Broadband Subscribers(3)	14,709	15,475	16,349	17,224	17,860

(1)	Source: KISA.

(2)	As of July 31, 2011.

(3)	Source: KCC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections; and satellite connections.

Item 4.B.	Business Overview

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

•

Digital convergence and new businesses.    We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including 11th Street, an online shopping mall, and T Store, an online open marketplace for mobile applications, as well as “Telematics” service, which makes use of global positioning system, or GPS, technology. In addition, we engage in the industry productivity enhancement, or IPE, business that provides customized business solutions and applications to corporate customers. In October 2011, in order to develop a management system and corporate culture that is more suitable for the platform business and facilitate the expeditious execution of business strategies, we spun off our platform business, including 11th Street and T Store, to a new wholly-owned subsidiary, SK Planet Co., Ltd.

We provide our wireless services through our proprietary backbone networks based on CDMA, WCDMA and LTE technologies. We also offer wireless data transmission and wireless Internet access services through our WiBro network. For more information on our backbone networks, see “— Digital Cellular Network”.

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

Our principal strategies are to:

•

Enhance the technical capabilities of our wireless networks to improve data transmission speed and service quality and to offer an increased range of services, including in connection with our development of new and advanced wireless technologies.    We believe we have the most extensive and advanced wireless telecommunications network in Korea, and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network. In 2011, we further upgraded our WCDMA network to support HSUPA and HSPA+ technology and expanded the coverage area of our WiBro service. We commenced commercial LTE services in July 2011 and LTE smartphone services in September 2011, and expanded the coverage area of our LTE services to nationwide by April 2012. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, to introduce the latest wireless telecommunications products and services more quickly and to efficiently implement new wireless technologies as market opportunities arise.

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

•

Offer a broad range of new and innovative wireless data contents and services.    We plan to improve the service quality and expand the range of our wireless data contents and services, through NATE, with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or “m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers. We also intend to expand the operation of T Store, our online application store operated by SK Planet, our consolidated subsidiary, by constructing an environment where outstanding developers can be nurtured and high-quality content can be produced.

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

•

Pursue platform business and industry productivity enhancement business.    We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. To better respond to the increased demand in the platform industry to connect content providers with smartphone and tablet users, we spun off our platform business into a new wholly-owned subsidiary, SK Planet Co., Ltd., in October 2011. SK Planet operates our platform business in the marketplace for digital content, T Store, and in the open marketplace for online shopping and m-commerce, 11th Street. We also plan to enhance our enterprise value by expanding into media platforms and advertising platforms. In addition, we plan to grow our industry productivity enhancement, or IPE, business division to generate greater value and growth for both us and our customers and partners around the globe. IPE is a concept that endeavors to provide customized value-added services such as applications and solutions to clients in different businesses based on the existing network infrastructure. Building on existing infrastructures, we anticipate that value-added services to business clients will generate greater revenues compared to the current B2B business model. Once we establish prototypes categorized by business and size of the business, we intend to expand and apply such IPE models to other businesses in the same field. We are in the process of working with various clients in finance, education, health, shopping and other areas.

•

Pursue diversification and growth through our investment in the semiconductor business.    In February 2012, we acquired a 21.05% equity stake in Hynix, the world’s second-largest memory-chip maker by revenue, and became its largest shareholder. By investing in the export-driven semiconductor business, we plan to achieve a more diversified business portfolio, as well as seek global growth opportunities utilizing Hynix’s overseas network.

•

Continue global expansion by seeking opportunities in overseas markets.    We participate in various overseas markets and continue to seek opportunities to expand our global business. In light of the highly penetrated Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth.

Digital Cellular Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, a WCDMA network, an LTE network, a WiBro network and a Wi-Fi network. We commenced commercial LTE services in Seoul on July 1, 2011 and expanded the coverage area of our LTE services to 28 cities as of January 1, 2012. We further expanded the coverage area of our LTE services to nationwide by the end of April 2012. As of December 31, 2011, we had 634,311 LTE subscribers.

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

WCDMA Network

WCDMA is a 3G, high capacity wireless communication system that enables us to offer an even wider range of telecommunications services, including cellular voice communications, video telephony, data communications, multimedia services, wireless Internet connection, and automatic roaming. We commenced provision of our 3G services using our HSDPA-upgraded WCDMA network on a limited basis in Seoul at the end of 2003. In March 2005, we developed and launched dual band/dual mode handsets, to offer seamless nationwide 3G service, an important factor for nationwide deployment of WCDMA services.

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

Wi-Fi Network

Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet at a speed faster than WCDMA or WiBro networks, while the service range of each Wi-Fi hot zone is smaller than that of WCDMA or WiBro networks. We started to build our Wi-Fi hot zones from 2010 and, as of December 31, 2011, we had more than 64,000 Wi-Fi hot zones in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi hot zone typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, including those installed at public transportation facilities and amusement parks, have much wider service areas. We plan to increase the number of Wi-Fi hot zones to approximately 90,000 by the end of 2012.

LTE Network

We commenced commercial wireless services based on LTE technology, which is generally referred to as a 4G technology, on July 1, 2011 and expanded our LTE coverage to 28 cities as of January 1, 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in 2010 and 2011 and LTE technology is expected to be widely accepted globally as the standard 4G technology. LTE technology enables data to be transmitted at a speed faster than WCDMA or WiBro networks, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. The faster data transmission speed of the LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network.

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

As of December 31, 2011, our CDMA, WCDMA, LTE and WiBro networks had an aggregate of 21,999 cell sites.

We have purchased substantially all of the equipment for our CDMA network from Samsung Electronics and have purchased substantially all of the equipment for our WCDMA network, including the software and firmware used to upgrade our WCDMA network, from Samsung Electronics and LG Ericsson. We have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We have purchased substantially all of the equipment for our LTE network from Samsung Electronics, LG Ericsson and Nokia Siemens Networks.

Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we have leased lines from SK Networks, KT and, to a lesser extent, SK Broadband and LG U+. In September 2009, we acquired the leased-line business and related ancillary businesses of SK Networks for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.

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

Cellular Voice Services

Our cellular voice services, which comprise basic wireless voice transmission services and related “value-added” services, as well as global roaming services, remain our core business area. We derive revenues from our cellular voice services principally through initial subscription fees, plan-specific monthly fees, usage fees and value-added service fees. For a more complete description of the fees we charge, see “— Revenues and Rates” below.

To complement our basic voice transmission services, in recent years, we have begun to offer increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2011 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service; and services that alert subscribers when a dialed number that was engaged when first dialed is no longer engaged.

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

Our global roaming service is offered in three technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM and WCDMA roaming. We currently offer CDMA voice roaming services in 18 countries, GSM voice roaming services in 183 countries and WCDMA voice roaming services in 74 countries. In addition, we offer CDMA data roaming services in 9 countries, GSM data roaming services in 91 countries and WCDMA data roaming services in 80 countries. In 2011, approximately 8.9 million subscribers utilized our global roaming services.

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

We plan to take advantage of the efficiency of our wireless network in order to enable our clients to easily access the Internet. We are in the process of expanding and upgrading our main 3G network and our LTE network. We commenced commercial LTE services in July 2011, which is capable of supporting data transmission at a speed substantially faster than that of our 3G services. We also continue to invest in our Wi-Fi network by, among other things, utilizing WiBro as a backhaul. We plan to increase the number of Wi-Fi hot zones to approximately 90,000 by the end of 2012.

Wireless Data, SMS and MMS Services.    We provide wireless data communication services, including our basic short text message service, or SMS, which allows subscribers to send and receive short text messages to and from their mobile phones and other devices. SMS, which is also known as our “phone mail” service, continues to be one of our most popular data transmission services. In addition to text-only SMS, we also offer a multimedia message service, or MMS. MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA network, the implementation of WCDMA and LTE technologies has significantly increased the quality, speed and range of our multimedia message services.

Wireless Internet Services.    In addition to our wireless data communications services, we also offer our subscribers wireless access to the Internet, primarily through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our cellular network and the Internet. We also provide our smartphone subscribers with direct access to the Internet using mobile Internet technology. Through our NATE portal, subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. As of December 31, 2011, approximately 22.3 million, or 84.1%, of our subscribers owned Internet-enabled handsets capable of accessing our wireless Internet services.

•

Wireless Entertainment and Community Services :    We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific portal sites that we operate, including:

•

MelOn, a music portal operated by our consolidated subsidiary, Loen Entertainment, Inc., that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones, smartphones, tablet computers and MP3 players, as well as fixed-line devices, such as personal computers. As of December 31, 2011, we had approximately 16.0 million subscribers to our MelOn service;

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

•

Hoppin, a network-based personalized media platform through which we provide various video contents that can be viewed from multiple devices, including smartphones, tablets and personal computers. We provide more than 10,000 titles of movies, television programs and music videos through Hoppin; and

•

Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our consolidated subsidiary, SK Communications Co., Ltd. For a more detailed description of the fixed-line Cyworld portal, see “— Other Products and Services — Other Portal Services — Community Portal Service”.

•

Wireless Financial and Commercial Services :    We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial and commercial businesses include:

•

Moneta, a financial portal that allows subscribers to use their mobile phones to access an array of financial contents and services relating to securities trading, insurance, real estate and personal asset management;

•

T-Money, a mobile payment technology that allows subscribers to use their mobile phones to pay for public transportation fares in lieu of cash payment or pre-paid transportation cards and to make payments at certain affiliated stores. T-cash requires a WCDMA- or LTE-capable handset with a built-in universal subscriber identity module, or USIM, card;

•

M-Banking, a banking portal, which provides access to certain electronic banking services operated by participating commercial banks, and, accordingly, enables subscribers to perform certain banking transactions, such as account inquiries, wire transfers and credit card payments, through their mobile phones;

•

11th Street, an online shopping mall operated by our consolidated subsidiary, SK Planet Co., Ltd., that links wired and wireless shopping services. As of December 31, 2011, 11th Street had strengthened its position as one of the three biggest enterprises in its field. In 2012, we intend to continue to expand and reinforce our new businesses to capitalize on future commerce markets such as m-commerce markets;

•

T Store, an online open marketplace for mobile applications operated by our consolidated subsidiary, SK Planet Co., Ltd. T Store is open to, and operates with, other open markets such as the Android market and manufacturers’ open markets. We plan to construct an environment where outstanding developers of mobile applications can be nurtured and high-quality content can be produced; and

•

Gifticon, a service that allows users to pay for and give gifts using their mobile phone. Payments are settled wirelessly and recipients are notified of their gifts by instant messaging or via our NATE data service.

•

Wireless News and Search Services :    We offer our subscribers a range of wireless news and search services, including access to domestic and international news content, dictionary resources and real-time weather information. Subscribers can also search for and purchase books, DVD’s, CDs and lottery tickets, as well as download discount coupons for use at offline stores.

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

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and its network covers 85% of households in Korea as of December 31, 2011. Its fixed-line telephone services comprise local, domestic long distance, international long distance and voice over Internet Protocol, or VoIP, services. VoIP is a technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. For the year ended December 31, 2011, SK Broadband and its subsidiaries had revenues of Won 2,312.6 billion and net loss of Won 14.2 billion, compared to revenues of Won 2,137.5 billion and net loss of Won 119.8 billion in 2010.

As of December 31, 2011, SK Broadband had approximately 4.2 million broadband Internet access subscribers. According to the KCC, its market share of Korean broadband Internet access subscribers was approximately 23.5%. Broadband Internet access services (including revenues from video-on-demand services) accounted for 49.0% of SK Broadband’s revenues for the year ended December 31, 2011.

As of December 31, 2011, SK Broadband had approximately 4.2 million fixed-line telephone subscribers (including subscribers to VoIP services). Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 25.3% of SK Broadband’s revenues for the year ended December 31, 2011.

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

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd., a credit card and related services provider, for a total purchase price of Won 400 billion. As a result, we currently hold 49.0% of the total outstanding shares of Hana SK Card. We expect that this acquisition of shares will enable us to provide cross-over services between telecommunication and finance.

Our other convergence and new businesses include:

Platform Business.    Our platform business provides business platforms and technological support systems for third-party content developers and merchants. These platforms include T Store, our online marketplace for mobile applications, 11th Street, our online shopping mall, and MelOn music services, among others. We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. In addition, we plan to grow our industry productivity enhancement, or IPE, business division to generate greater value and growth for both us and our customers and partners around the globe. For a discussion of IPE, see “— Our Business Strategy.”

In October 2011, in order to develop a management system and corporate culture that is more suitable for the platform business and facilitate the expeditious execution of business strategies, we spun off our platform business into a new wholly-owned subsidiary, SK Planet Co., Ltd. SK Planet operates our platform business in the marketplace for digital content, T Store, and in the open marketplace for online shopping and m-commerce, 11th Street. It also plans to enhance its enterprise value by expanding its business into media and advertising platforms.

Satellite DMB Business.    Digital multimedia broadcasting, or DMB, technology allows broadcasting of multimedia content through transmission by satellite to various mobile devices. For example, DMB technology allows users to view satellite television broadcasts on mobile phones, portable handsets or vehicle-mounted televisions that are enabled to receive DMB transmission. We believe that this business will enable us to improve the breadth of wireless multimedia services that we already offer and to remain competitive in the face of increasing convergence in the telecommunications and broadcasting industries.

We launched a satellite DMB in March 2004. In October 2004, we granted the right to use the satellite DMB to our then-affiliate, TU Media, which began to provide commercial satellite DMB services in May 2005. In November 2010, TU Media merged with and into SK Telink Co., Ltd., our consolidated subsidiary. SK Telink is currently Korea’s sole operator of satellite DMB services. SK Telink currently offers a range of broadcast content including education, games, drama, music, news and culture over more than 40 channels, including TUBOX, a pay-per-view movie channel that broadcasts movies before their DVD release. As of December 31, 2011, SK Telink had more than 1.17 million subscribers to its satellite DMB services.

Telematics Service.    In February 2002, we introduced a Telematics service called T-Map Navigation, which is currently operated by our consolidated subsidiary, SK Planet. T-Map Navigation is an interactive navigation service that uses GPS technology and our NATE platform to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices, including vehicle-mounted devices and portable handsets.

We believe that Telematics also creates opportunities for synergy between mobile telecommunications and other industries. Under an agreement entered into in October 2010 with Renault Samsung Motors and Samsung Electronics, we are co-developing a customized Telematics system to provide T-Map Navigation service in Renault Samsung vehicles. We have also agreed with Fine Digital Inc., the second largest producer of navigation devices in Korea, to provide T-Map Navigation services through navigation devices manufactured by it. The implementation of more advanced 3G and 4G transmission technologies has also facilitated the increased integration of our wireless platforms customized for vehicular use and, in particular, created synergies between our Telematics services and satellite DMB broadcasting services. We offer bundled Telematics and satellite DMB broadcasting services through a single, integrated vehicle-mounted device.

Advertising Service.    In July 2011, we launched our mobile “in-app” advertising service called T Ad, which uses various smartphone applications as advertising media. T Ad can provide more efficient advertising service by specifically targeting a desired audience based on the user information we have. We plan to develop our T Ad service into a growing business model by collaborating with application developers and advertisers.

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

•

Community Portal Service.    “Cyworld”, also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where users can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. As of December 31, 2011, our Cyworld portal service had over 26 million registered users in Korea. In March 2004, we launched “Mobile Cyworld”, allowing wireless subscribers to access the Cyworld portal community site through their cellular phones.

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

United States.    On March 24, 2005, we entered into a joint venture with EarthLink Inc., a major Internet services provider in the United States, and formed HELIO, LLC to provide wireless voice and data services in the United States. We and EarthLink Inc. made a combined investment in HELIO of US$440 million in cash and non-cash assets. In 2007 and the first half of 2008, we made additional equity contributions of US$160 million in aggregate to HELIO. In August 2008, together with EarthLink, we sold our equity interest in HELIO to Virgin Mobile USA, Inc. in exchange for limited partnership units of Virgin Mobile USA, L.P. (Virgin Mobile USA, Inc.’s operating company), which were valued at approximately US$31 million at the time of sale. In December 2008, we exchanged all of our limited partnership units of Virgin Mobile USA for approximately 11 million shares of Virgin Mobile USA, Inc.’s Class A common stock. In November 2009, Virgin Mobile USA, Inc. merged with Sprint Nextel Corporation and our shares of Virgin Mobile USA, Inc. were exchanged into shares of Sprint Nextel Corporation in connection with the merger. In 2010, we sold all of the shares of Sprint Nextel Corporation held by us.

In November 2010, we acquired a 3.3% equity interest in LightSquared Inc. for approximately $60 million. LightSquared Inc. plans to build a wholesale wireless broadband network in the United States but the Federal Communications Commission has recently proposed to suspend its license due to signal interference with the global positioning system.

China.    On July 5, 2006, we purchased US$1 billion in aggregate principal amount of zero coupon convertible bonds issued by China Unicom, convertible into common shares of China Unicom. In August 2007, we converted such bonds into shares representing a 6.6% equity interest in China Unicom to become China Unicom’s second-largest shareholder. In October 2008, China Unicom merged with China Netcom Group Corporation (Hong Kong) Limited, a leading broadband communications and fixed-line telecommunications operator in China. As a result of the merger, our equity interest in China Unicom, which is the surviving entity after the merger, decreased to 3.8% from 6.6%. On November 5, 2009, we sold all of the shares of the common stock of China Unicom held by us to China Unicom.

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

In August 2010, we set up a joint venture with China Railway No. 2 Engineering Group to build and run a smart city system at Jinma Smart City Project in Chengdu, China. The joint venture was funded with Won 2.8 billion of capital, with 60% and 40% of its shares owned by us and China Railway No. 2 Engineering Group, respectively.

Malaysia.    In July 2010, we acquired a 27.2% equity interest in Packet One Network, or P1, a Malaysian 4G WiMAX Telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we made an additional investment of MYR50 million (approximately US$16.3 million) in 2011, which increased our ownership interest to 28.2%. In March 2012, we made an additional investment of MYR 50.5 million by purchasing P1’s convertible preferred shares. P1 is the first WiMAX service provider in the country which has established itself as the market leader in high-speed wireless broadband services. We also consider such investment in P1 as groundwork for our IPE business expansion abroad and expect the strategic relationship with P1 to create powerful synergies, attracting potential IPE customers and business partners in the process.

Indonesia.    In May 2010, we agreed with PT. Telekomunikasi Indonesia Tbk, or TELKOM, the largest telecommunication company in Indonesia, to establish a joint venture to launch and operate a digital content exchange hub, or DCEH, in Indonesia. DCEH is a new type of content distribution system to distribute digital content like music, games and video clips for access not only by consumers but also by online music stores and telephone operators. We will provide management expertise in building the DCEH business platform and digital content, while TELKOM will provide its knowledge of the Indonesian market utilizing its position as a key player in the Indonesian telecommunication industry. We consider this joint venture as another example of our IPE business expansion abroad.

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

Revenues and Rates

Our cellular revenues are generated principally from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees and interconnection revenue. The following table sets forth information regarding our cellular revenues (net of taxes) and facility deposits for the periods indicated:

	As of or for the Year Ended December 31,
	2010		2011
	(In billions of Won)
Initial Subscription Fees	(Won)	386.4	(Won)	369.4
Monthly Fees		4,693.4		4,635.2
Usage Charges(1)		5,554.7		5,455.0
Interconnection Revenue		1,168.7		1,090.9
Revenue from Sales of Digital Handsets		534.5		787.5
Other Cellular Revenue(2)		582.6		763.9

Total	(Won)	12,920.3	(Won)	13,101.9

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as international charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

We charge our new customers an initial subscription fee for initial connection and service activation. In addition to the initial subscription fee, we require our customers to pay monthly plan-based fees, usage charges for outgoing voice calls and usage charges for wireless data services. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection”. Monthly plan-based fees for some plans include free airtime and/or discounts for designated calling numbers. We bill subscribers on a monthly basis and subscribers may make payment at a bank, post office or at any of our authorized dealers.

We offer a variety of differentiated Standard Rate Plans that are designed to meet a wide range of subscriber needs and interests. Popular Standard Rate Plans include our couples discount plan, region discount plan and friends and family discount plan. The basic monthly fee for our Standard Rate Plans ranges from Won 10,000 to Won 110,000. We also offer fixed rate plans to smartphone users with flat rates ranging from Won 34,000 to Won 100,000 per month.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•

Data Plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer various Data Plans that provide wireless data services for monthly fees ranging from Won 3,500 to Won 22,500.

•	Videoconferencing Plans, for subscribers to our 3G and 4G services. The basic monthly fee for our Videoconferencing Plans ranges between Won 5,000 and Won 30,000.

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

In March 2010, we began to charge voice calls on a per-second basis, rather than per ten seconds as previously charged, and effectively reduced the usage charges. In June 2011, we announced further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of SMS usage charges up to 50 messages per month and the introduction of flexible service plans for smartphone users, which were implemented in the second half of 2011. See “Item 5.A. Operating Results — Overview”.

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

Because we have been designated by the KCC as a “market dominant service provider”, any modification to our fees, charges or the terms and condition of our service, including promotional rates, requires prior approval by the KCC; provided, however, that such pre-approval of the KCC is not required, if we are planning to reduce the rates for each type of services that we provide under the KCC-approved contractual terms.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 26.5 million wireless subscribers as of January 31, 2012, representing a market share of 50.4%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been affected by many factors, including:

•	our expansion and technical enhancement of our networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as COLORing, wireless Internet services and various mobile applications; and

•	the negative impact from highly saturated and competitive wireless market conditions.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2009	2010	2011
Wireless:
Subscribers	24,269,553	25,705,049	26,497,267 (1)
Subscribers Growth Rate	5.4%	5.9%	3.1%
Activations	8,821,695	9,651,343	9,412,166
Deactivations	7,284,187	8,215,847	8,619,271
Average Monthly Churn Rate(2)	2.7%	2.7%	2.7%
Broadband Internet:
Subscribers	3,846,597	4,001,907	4,191,892
Subscribers Growth Rate	8.5%	4.0%	4.7%
Fixed-line Telephone (including VoIP):
Subscribers	3,023,068	3,845,650	4,203,567
Subscribers Growth Rate	47.0%	27.2%	9.3%

(1)	Does not include 55,449 subscribers of MVNOs that lease our wireless networks.

(2)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to the next generation service, such as CDMA 1xEV/ DO, WCDMA or LTE, by terminating their service and opening a new subscriber account.

We had 26.5 million wireless subscribers as of December 31, 2011. For the year ended December 31, 2011, we had 9.4 million activations and 8.6 million deactivations, representing an average monthly churn rate of 2.7% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

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

In 2009, 2010 and 2011, respectively, approximately 3.0 million, 3.6 million and 4.0 million subscribers switched their wireless telecommunications service provider from us to KT or LG U+, and approximately 3.1 million, 3.7 million and 3.9 million subscribers switched from KT or LG U+ to us.

In 2009, 2010 and 2011, respectively, we gained approximately 1.2 million, 1.4 million and 0.8 million new subscribers, which represented approximately 52.9%, 50.8% and 59.3% of the aggregate number of new wireless subscribers gained by us, KT and LG U+ in each year.

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

For 2011, our churn rate ranged from 2.5% to 3.0%, with an average churn rate of 2.7% for 2011, which remained unchanged from 2010. For details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC and KCC Proceedings”.

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

For 2010, our total interconnection revenues were Won 1,257.5 billion and our total interconnection expenses were Won 1,316.3 billion. For 2011, our total interconnection revenues were Won 1,174.7 billion, and our total interconnection expenses were Won 1,264.1 billion.

Our interconnection revenue decreased in 2011 by Won 82.8 billion, primarily due to decreases in interconnection rates and a decrease in land-to-mobile call volume, which more than offset an increase in mobile-to-mobile call volume. Our interconnection expenses decreased in 2011 by Won 52.2 billion, primarily due to a decrease in SMS usage by our subscribers, as well as a decrease in interconnection rates.

Domestic Calls

Guidelines issued by the KCC require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. The KCC determines interconnection rates applicable to each carrier based on the increase or decrease in costs caused by changes in long-term traffic volume, taking into account other factors such as research results and trends in technology development.

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

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+
2007	(Won)	32.78	(Won)	39.60	(Won)	45.13
2008		33.41		38.71		39.09
2009		32.93		37.96		38.53
2010		31.41		33.35		33.64
2011		30.50		31.75		31.93

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

Our revenues from the wireless-to-wireless charge were Won 775.8 billion in 2010 and Won 715.0 billion in 2011. Our expenses from these charges were Won 825.3 billion in 2010 and Won 766.5 billion in 2011. The charges above were agreed among the parties involved and confirmed by the KCC.

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

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through 27 marketing teams, 38 branch offices and a network of 1,045 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 17,000 independent retailers assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2011, we had an aggregate of Won 126.7 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary to diversify our sales activities. The new subsidiary, PS & Marketing Co., Ltd., was established with an investment of Won 150 billion and began operating 13 stores in May 2009. As of December 31, 2011, PS & Marketing Co., Ltd. had 44 stores in 14 cities in Korea with

1,463 employees. In addition, we established two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., in June 2010, in order to provide customer service directly through our subsidiaries to enhance the quality of services compared to outsourcing.

In April 2010, our authorized dealers for wireless services started to market SK Broadband’s broadband Internet and fixed-line telephone services, which we believe has contributed to the increase in the number of broadband Internet and fixed-line telephone subscribers.

Over the last several years, competition in the wireless telecommunications business has caused us to increase significantly our marketing and advertising expenses. However, we expect such expenses to stabilize due to the KCC’s guideline on marketing expenses recommending that telecommunication service providers limit their marketing expenses to 22% of their annual telecommunication service revenue, which was lowered to 20% of annual telecommunication service revenue with respect to fiscal years 2011 and 2012. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. In 2010 and 2011, such marketing expenses amounted to 24.0% and 23.7% of our wireless revenues, respectively. In 2010 and 2011, advertising expenditures amounted to 2.1% and 1.9% of our non-consolidated revenues, respectively.

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

Digital Content Providers.    We hold investments in companies that develop content for use in our fixed-line and wireless Internet businesses, particularly in the entertainment sector, to better capture growth opportunities arising from the provision of varied, high-quality digital contents. As wireless data transmission services have become increasingly important in the growth of our business, we are seeking to secure valuable mobile data and digital contents by making equity investments in various content providers.

We currently hold a 67.6% stake in Loen Entertainment Inc. (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. We also hold a 9.4% equity interest in iHQ,

Inc., an entertainment management firm that produces films, manages entertainers and operates online game services. Through our investments in companies such as Loen Entertainment and iHQ, we are able to offer customers of our MelOn, movie and gaming services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In 2005 and in 2008, we and certain co-investors invested an aggregate Won 74.7 billion to establish five movie-production funds to strengthen our ability to obtain movie content. We had invested Won 35.0 billion in the funds as of December 31, 2011. In addition, in 2008 and 2010, we and certain co-investors invested an aggregate Won 148.1 billion to establish six additional funds to invest in the production of various cultural contents, including movies and television dramas. As of December 31, 2011, our contribution to these funds amounted to Won 109.0 billion. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

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

Hynix Semiconductor Inc.

In February 2012, we acquired a 21.05% equity stake in Hynix, the world’s second-largest memory-chip maker by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. Approximately Won 1.0 trillion of the purchase price was paid to selling shareholders, who are Korean financial institutions that acquired Hynix’s shares as result of debt to equity swaps in 2005. The remainder of the purchase price was paid to Hynix for issuance of new shares and is expected to be used primarily for capital expenditures. By investing in the export-driven semiconductor business, we plan to achieve a more diversified business portfolio, as well as seeking global growth opportunities utilizing Hynix’s overseas network.

Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. Hynix operates four wafer fabrication facilities in Korea and China. In 2010 and 2011, Hynix and its subsidiaries had revenues of Won 12,106.1 billion and Won 10,395.8 billion, respectively, operating income of Won 2,975.3 billion and Won 325.5 billion, respectively, and net income of Won 2,597.6 billion and net loss of Won 56.0 billion, respectively. As of December 31, 2010 and 2011, Hynix and its subsidiaries had total assets of Won 17,412.1 billion and Won 17,238.1 billion, respectively, and shareholders’ equity of Won 7,907.6 billion and Won 7,875.3 billion, respectively.

Other Investments

Our other investments include:

•

POSCO.    We currently own a 2.8% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2011 of Won 942.9 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•

SKY Property Management.    We currently own a 60% equity interest in SKY Property Management Ltd., with a book value as of December 31, 2011 of Won 264.8 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

•

SK Marketing & Company.    We currently own a 50% equity interest in SK Marketing & Company Co., Ltd., with a book value as of December 31, 2011 of Won 128.3 billion. SK Marketing & Company Co., Ltd. provides marketing-related services to corporate and individual clients.

For more information regarding our investment securities, see note 7 of the notes to our consolidated financial statements.

Competition

We were the only wireless telecommunications services provider in Korea prior to April 1996, when Shinsegi began offering its CDMA service. In 1996, the Government issued three additional licenses to KTF, LG Telecom and Hansol PCS to operate CDMA services. Each of KTF, LG Telecom and Hansol PCS commenced operation of its CDMA service in October 1997. Furthermore, in 2001, the Government awarded three companies the licenses to provide high-speed third generation, or 3G, wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT Co., Ltd., which was merged into us on May 1, 2003. The other two licenses were awarded to LG Telecom, and to consortia led by or associated with KT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services.

Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT acquired 47.9% of Hansol M.Com’s outstanding shares and renamed the company KT M.Com. KT M.Com merged into KTF in May 2001. In June 2009, KTF merged into KT, which had held a 54.25% interest in KTF before the merger. In addition, in January 2010, LG DACOM and LG Powercomm merged into LG Telecom, which subsequently changed its name to LG Uplus Corp., or LG U+. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings.

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA, WCDMA, CDMA2000, WiBro and LTE.

As of December 31, 2011, according to the KCC, KT and LG U+ had 16.2 million and 9.4 million subscribers, respectively, representing approximately 30.9% and 17.8%, respectively, of the total number of wireless subscribers in Korea on such date. As of December 31, 2011, we had 26.5 million subscribers, representing a market share of approximately 50.5%. MVNOs had a total of 0.4 million subscribers, representing a market share of approximately 0.8%.

As of December 31, 2011, according to the KCC, LG U+ had 557,023 LTE subscribers, compared to our 634,311 LTE subscribers. KT commenced its commercial LTE service on January 1, 2012.

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

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the KCC for the services we provide. Our licenses permit us to provide cellular services, third generation wireless services using WCDMA and WiBro technologies and fourth generation wireless services using LTE technology. Our cellular license is valid until 2021 after a 10-year extension issued in June 2011, our IMT-2000 license is valid until 2016, our WiBro license is valid until 2019 after a 7-year extension issued in March 2012 and our LTE license is valid until December 2021.

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

•

Public notice of board resolution on large-scale transactions with specially related persons.    If a member company of the SK Group engages in a transaction with a specially related person in the amount of 5% or more of the member company’s capital or paid-in capital or for Won 5 billion or more, the transaction must be approved by a resolution of the member company’s board of directors and the member company must publicly disclose the transaction.

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

•

Public notice of the current status of a business group.    Pursuant to a recent amendment to the Enforcement Decree of the Fair Trade Act which became effective in June 2009, a member company of the SK Group must publicly disclose the general status of the SK Group, including the name, business scope and financial status of affiliates, information on the officers of affiliates, information on shareholding and cross-investments between member companies of the SK Group, information on transactions with certain related persons and, if a member company engages in a transaction with an affiliated company in the amount of 5% or more of the member company’s quarterly sales or Won 5 billion or more, information on transactions with such affiliated company on a quarterly basis.

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

Rate Regulation.    Most network service providers must report to the KCC the rates and contractual terms for each type of service they provide. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the KCC on our rates and terms of service; provided, however, that such pre-approval of the KCC is not required, if we are planning to reduce the rates for any type of services that we provide under the KCC-approved contractual terms. In each year in which this requirement has been applicable, the KCC has designated us for wireless telecommunications service, and KT for local telephone and Internet services, as dominant network service providers that are subject to such approval requirement. As a condition to its approval of our merger with SK IMT Co., Ltd., the Government required that we submit the rates for our third generation mobile services using WCDMA technology to the Government for approval prior to the launch of such services. The KCC’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The KCC may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. In May 2007, the Government terminated the monitoring of whether we met the condition for the Government’s approval of our merger with SK IMT.

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

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO (Mobile Virtual Network Operator) system was adopted. Under the system, the KCC may designate and obligate certain telecommunications services providers to allow a mobile virtual network operator, or MVNO, at such MVNO’s request, to use their telecommunication facilities at a rate mutually agreed upon that complies with the standards set by the KCC. We were designated as the only telecommunications services provider obligated to allow the other telecommunications services provider to use our telecommunications facilities. To date, four MVNOs have commenced providing wireless telecommunications services using the networks leased from us.

On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales, which was lowered to 20% of annual sales with respect to fiscal years 2011 and 2012. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible. However, according to the KCC, we, KT and LG U+ failed to satisfy the limit on marketing expenditure in 2011. Given that the competition in the telecommunication industry continues to intensify, such limitation on our ability to expend in marketing may have a material adverse effect on our business.

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

Frequency Allocation.    The KCC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the KCC is required to give a public notice. The KCC also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the KCC for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2010 and 2011, the fee amounted to Won 178.8 billion and Won 457.1 billion, respectively.

In February 2010, the KCC announced its final plan to reallocate 2 x 10 MHz of spectrum in the 800 MHz band that we were using to other service providers starting from July 2011. The KCC’s plan also contemplated new allocations of 2 x 10 MHz of spectrum in the 900 MHz band and 2 x 10 MHz of spectrum in the 2.1 GHz band for wireless telecommunication services. KT and LG U+ have been allocated the spectrum in the 900 MHz and 800 MHz bands, respectively. We have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In addition, in August 2011 the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. In the auction, we acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion, KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. We currently use the 10 MHz of bandwidth in the 800 MHz spectrum for our 2G services, the 60 MHz of bandwidth in the 2.1 GHz spectrum for our 3G services and the 20 MHz of bandwidth in the 800 MHz spectrum for our LTE services, as well as an additional 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. We plan to use the 20 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services.

We paid Won 650 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and paid the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.7 billion each year from 2012 through 2014. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 10 MHz of bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 and the remainder is payable in annual installments from 2013 through 2015. The license fee for the 20 MHz of bandwidth in the 1.8 GHz spectrum is Won 995.0 billion, of which Won 248.8 billion was paid in 2011 and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which 8.7 billion was paid in 2012 and the remainder is payable in annual installments through the end of the license period in 2019. For more information, see notes 12 and 14 of the notes to our consolidated financial statements for the years ended December 31, 2010 and 2011.

Mandatory Contributions and Obligations

Contributions to the Fund for Development of Information Telecommunications.    The Ministry of Knowledge Economy has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues from wireless subscribers for the previous year, and is applicable only to those network service providers who have Won 30 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70% of the net profit for the corresponding period of each company.

We are currently required to contribute 0.75% of budgeted revenues (calculated pursuant to the Ministry of Knowledge Economy guidelines that differ from our accounting practices) to the Fund for Development of Information Telecommunications operated by the Ministry of Knowledge Economy. Our contribution to this fund in 2010 and 2011 was Won 80.5 billion and Won 18.8 billion, respectively.

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

In addition to such universal services for the handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to KCC guidelines which differ from our accounting practices). In 2010, our contribution amount was Won 33.6 billion for our fiscal year 2009. In 2011, our contribution amount was Won 34.1 billion for our fiscal year 2010. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2011, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22% of our issued shares. As of December 31, 2011, a foreign investment fund and its related parties collectively held a 3.1% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2011 (which we believe was 40.3%), would reach 65.52%, exceeding the 49% ceiling on foreign shareholding.

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

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the KCC may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, if a dominant network services provider (which would currently include us and KT), together with its specially related persons (as defined under the Financial Investment Services and Capital Markets Act), holds more than 5% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5% limit may not be exercised.

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.”, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China, the United States, and Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. We have also acquired a number of patents related to WCDMA technologies.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act of Korea. As of December 31, 2011, SK Group members owned in aggregate 25.22% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 2.a. of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants And Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2011:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	787,358
	Regional Headquarters	1,254,174
	Customer Service Centers	162,406
	Training Centers	434,507
	Central Research and Development Center	467,896
	Others(1)	961,095
Busan	Regional Headquarters	563,196
	Others(1)	569,177
Daegu	Regional Headquarters	281,358
	Others(1)	332,726
Cholla and Jeju Provinces	Regional Headquarters	411,652
	Others(1)	454,410
Choongchung Province	Regional Headquarters	609,468
	Others(1)	470,726

(1)	Include cell sites.

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with IFRS as issued by the IASB. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 2 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Handset Subsidies.    In March 2006, the Government partially lifted, and in March 2008 fully lifted, the prohibition on the provision of handset subsidies, which had been in place since June 2000, and began to allow mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we have begun providing such handset subsidies, which has increased, and may continue to increase, our marketing expenses. Since April 2008, we have also begun offering long-term installment payment plans of 24 months for new handset purchases by our new or existing subscribers, which has increased, and may continue to increase, our capital requirements. However, on May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22% of their annual sales, and the limit was subsequently lowered to 20% of their annual sales for the years 2011 and 2012. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations.

Changes in Tariffs and Interconnection Fees.    Under current regulations, we must obtain prior KCC approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. The KCC has periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions are not binding, we have in the past implemented some tariff reductions in response to KCC recommendations. Most recently, in the second half of 2011, we reduced the monthly fee by Won 1,000 for every subscriber, exempted SMS usage charges up to 50 messages per month and introduced flexible service plans for smartphone users. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues and Rates” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation”.

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

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.    The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	For the Year Ended December 31,
	2010		2011
Outgoing voice minutes (in thousands)(1)		60,015,518		60,573,960
Average monthly outgoing voice minutes per subscriber(2)		199		193
Average monthly revenue per subscriber, excluding interconnection revenue(3)	(Won)	35,771	(Won)	34,350
Average monthly revenue per subscriber, including interconnection revenue(4)	(Won)	39,647	(Won)	37,969

(1)	Does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of subscribers for each month in the period, calculated as the average of the number of subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The average monthly revenue per subscriber, excluding interconnection revenue, is derived by dividing the sum of total revenues from voice service, data service and initial subscription fees for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

(4)	The average monthly revenue per subscriber, including interconnection revenue, is derived by dividing the sum of total revenues from voice service, data service and initial subscription fees, as well as interconnection revenue, for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing minutes of voice traffic per subscriber decreased by 3.3% in 2011, which we believe was caused by an increase in the number of users who have multiple wireless devices, as well as an increase in the use of free text message or voice services over mobile Internet.

Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 4.0% to Won 34,350 in 2011 from Won 35,771 in 2010. The decrease in average monthly revenue per subscriber in 2011 was due to decreases in average monthly revenue per subscriber from voice service and initial subscription fees, partially offset by an increase in average monthly revenue per subscriber from data service as further described in “— Operating Results” below.

Acquisition of Hana SK Card Shares.    In accordance with the resolution of our board of directors in December 2009, we purchased shares of Hana SK Card for Won 400.0 billion in February 2010. We currently hold 49% of the total outstanding shares of Hana SK Card.

Acquisition of Hynix Semiconductor Shares.    In February 2012, we acquired a 21.05% equity stake in Hynix, the world’s second-largest memory-chip maker by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

Operating Expenses and Operating Margins.    Our operating expenses consist principally of commissions paid to authorized dealers and our subscribers (including handset subsidies), depreciation and amortization, network interconnection, labor costs, cost of goods sold for handset sales, leased line and frequency license fees, rent expenses and advertising expenses. Operating income represented 14.7% of our operating revenue in 2010 and 13.3% in 2011.

Operating Results

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Year Ended December 31,
	2010			2011
	(In billions of Won, except percentage data)
Operating Revenue	(Won)	15,599.2	100.0%	(Won)	15,988.3	100.0%
Operating Expenses		13,313.3	85.3		13,856.8	86.7
Operating Income		2,285.9	14.7		2,131.5	13.3
Income from Continuing Operation before Income Tax		2,318.1	14.9		2,182.9	13.7
Income Tax for Continuing Operation		544.5	3.5		599.1	3.7
Income (Loss) from Discontinued Operation(1)		(6.7)	(0.0)		(1.7)	(0.0)
Net Income Attributable to:
Controlling Interests		1,841.6	11.8		1,612.9	10.1
Non-controlling Interests		(74.8)	(0.5)		(30.8)	(0.2)
Net Income	(Won)	1,766.8	11.3%	(Won)	1,582.1	9.9%

(1)	Relates to results of operations of SK i-Media Co., Ltd. sold in October 2011 and SK-KTB Music Investment Fund liquidated in October 2010, which have been classified as discontinued operations after such sale or liquidation.

The following table sets forth additional information about our operations during the periods indicated:

	Year Ended December 31,
	2010			2011
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Revenue:
Wireless Services(1)	(Won)	10,634.5	68.2%	(Won)	10,459.7	65.4%
Interconnection		1,168.7	7.5		1,090.9	6.8
Digital Handset Sales		534.5	3.4		787.5	4.9
Other(2)		582.7	3.7		763.9	4.8

Total Cellular Revenue		12,920.3	82.8		13,101.9	81.9

Fixed-line Telecommunication Service Revenue(3)
Fixed-line Telephone Service		475.5	3.0		490.7	3.1
Interconnection		88.8	0.6		83.8	0.5
Broadband Internet Service		983.9	6.3		1,000.5	6.3
International Calling Service		289.1	1.9		62.8	0.4
Miscellaneous(4)		390.0	2.5		524.8	3.3

Total Fixed-line Telecommunication Service Revenue		2,227.3	14.3		2,162.6	13.5

Other Revenue:
Portal Service(5)		239.5	1.5		235.6	1.5
Miscellaneous(6)		212.1	1.4		488.1	3.0

Total Other Revenue		451.6	2.9		723.8	4.5

Total Operating Revenue	(Won)	15,599.2	100.0%	(Won)	15,988.3	100.0%

Total Operating Revenue Growth		N/A			2.5%
Operating Expenses:
Cellular		10,603.5	68.0		11,034.6	69.0
Fixed-line Telecommunication Service		2,279.4	14.6		2,141.3	13.4
Other		430.4	2.8		680.9	4.3

Total Operating Expenses	(Won)	13,313.3	85.3%	(Won)	13,856.8	86.7%

Operating Income (Loss):
Cellular		2,316.7	14.9		2,067.3	12.9
Fixed-line Telecommunication Service		(52.1)	(0.3)		21.3	0.1
Other		21.2	0.1		42.9	0.3

Total Operating Income	(Won)	2,285.9	14.7%	(Won)	2,131.5	13.3%

(1)	Wireless services revenue includes revenue from voice service, revenue from data service and initial subscription fees. Revenue from voice service is comprised of monthly plan-based fees, usage charges for outgoing voice calls and value-added-service fees and other miscellaneous cellular revenues, including international interconnection charges.

(2)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.

(3)	Includes revenues from broadband Internet service (including IP-TV service) and fixed-line telephone service provided by SK Broadband Co., Ltd. and international calling service provided by SK Telink Co. Ltd., both of which are our consolidated subsidiaries.

(4)	Includes revenues from leased line, corporate data and Internet solutions businesses.

(5)	Portal service revenue attributable to our subsidiaries (including SK Communications and Paxnet Co., Ltd., which operates Moneta, our financial portal site).

(6)	Miscellaneous revenue attributable to our subsidiaries (including Loen Entertainment Inc., which operates MelOn music portal site that sells digital music contents, SK Telecom China Holdings Co., Ltd. and F&U Credit Information Co., Ltd.).

2011 Compared to 2010

Operating Revenue.    Our operating revenue increased by 2.5% to Won 15,988.3 billion in 2011 from Won 15,599.2 billion in 2010, due to a 1.4% increase in our cellular revenue to Won 13,101.9 billion in 2011 from Won 12,920.3 billion in 2010 and a 60.3% increase in our other revenue to Won 723.8 billion in 2011 from Won 451.6 billion in 2010, partially offset by a 2.9% decrease in our fixed-line telecommunication revenue to Won 2,162.6 billion in 2011 from Won 2,227.3 billion in 2010.

Cellular Telephone Telecommunication Service Business

The operating revenue of our cellular telephone telecommunication service business, which is composed of revenues from wireless services, interconnection, digital handset sales and other services, increased by 1.4% to Won 13,101.9 billion in 2011 from Won 12,920.3 billion in 2010.

The increase in our cellular revenue was principally due to an increase in our digital handset sales, as well as an increase in our other cellular revenue, partially offset by decreases in wireless services revenue and interconnection revenue. Digital handset sales increased 47.3% to Won 787.5 billion in 2011 from Won 534.5 billion in 2010, primarily as a result of strong demand for smartphones. Our other cellular revenue increased 31.1% to Won 763.9 billion in 2011 from Won 582.7 billion in 2010, due primarily to an increase in revenue from the licensing of Internet platform solutions and other new businesses.

Wireless services revenue decreased 1.6% to Won 10,459.7 billion in 2011 from Won 10,634.5 billion in 2010, primarily as a result of decreases in voice service revenue and initial subscription fees, partially offset by an increase in data service revenue. The decrease in voice service revenue was primarily due to increased subscription by smartphone users to fixed rate all-in-one plans with no or low call charges, as well as a reduction of the monthly fee by Won 1,000 for every subscriber effective from September 16, 2011. The increase in data service revenue was primarily driven by a significant increase in the number of smartphone users, who generally tend to subscribe to more expensive data plans than other subscribers.

Our average monthly revenue per subscriber for the wireless services, excluding interconnection revenue, decreased by 4.0% to Won 34,350 in 2011 from Won 35,771 in 2010, due to decreases in average monthly revenue per subscriber from voice service and initial subscription fees, partially offset by an increase in average monthly revenue per subscriber from data service. Our average monthly revenue per subscriber from voice service decreased by 11.4% to Won 23,252 in 2011 from Won 26,243 in 2010, primarily due to increased subscription by smartphone users to fixed rate all-in-one plans with no or low call charges, as well as a reduction of the monthly fee by Won 1,000 for every subscriber effective from September 16, 2011. Our average monthly revenue per subscriber from data service, which includes usage charges for SMS and wireless Internet services, increased by 20.3% to Won 9,924 in 2011 from Won 8,248 in 2010, attributable mainly to an increase in the number of smartphone users.

Our average monthly minutes per user decreased to 193 minutes in 2011 from 199 minutes in 2010, which we believe was caused by an increase in the number of users who have multiple wireless devices, as well as an increase in the use of free text message or voice services over mobile Internet.

Interconnection revenue decreased by 6.7% to Won 1,090.9 billion in 2011 from Won 1,168.7 billion in 2010. The decrease was due to decreases in interconnection rates in 2011 and a decrease in land-to-mobile call volume, which more than offset an increase in mobile-to-mobile call volume. Our average monthly revenue per subscriber, including interconnection revenue, decreased 4.2% to Won 37,969 in 2011 from Won 39,647 in 2010.

Fixed-line Telecommunication Service Business

The operating revenue of our fixed-line telecommunication service business, which is composed of revenues from broadband Internet service (including IP-TV service), fixed-line telephone service, international calling service, interconnection revenue and miscellaneous revenue, decreased by 2.9% to Won 2,162.6 billion in 2011 from Won 2,227.3 billion in 2010, primarily due to decreases in revenue from international calling service and household fixed-line telephone service, partially offset by an increase in revenue from corporate data service.

Revenue from broadband Internet service increased 1.7% to Won 1,000.5 billion in 2011 from Won 983.9 billion in 2010, primarily as a result of an increase in the number of subscribers, as well as an increase in the purchase of pay-per-view video contents by our subscribers. Revenue from fixed-line telephone service increased 3.2% to Won 490.7 billion in 2011 from Won 475.5 billion in 2010 primarily due to an increase in the number of corporate subscribers, partially offset by a decrease in the revenue from household fixed-line telephone service. Revenue from international calling service decreased 78.3% to Won 62.8 billion in 2011 from Won 289.1 billion in 2010, primarily as a result of an increase in the use of free or low-cost international calling and text message services using the Internet network. Miscellaneous revenue, including revenues from the leased line, corporate data and Internet solutions businesses, increased 34.6% to Won 524.8 billion in 2011 from Won 390.0 billion in 2010 primarily due to an increase in revenue from corporate data service.

Other Businesses

The operating revenue of our other businesses, which is composed of revenues from portal service and certain other revenue, increased by 60.3% to Won 723.8 billion in 2011 to Won 451.6 billion in 2010.

Portal service revenues decreased 1.6% to Won 235.6 billion in 2011 from Won 239.5 billion in 2010. Miscellaneous revenue increased by 130.1% to Won 488.1 billion in 2011 from Won 212.1 billion in 2010 due primarily to an increase in digital music sales at our MelOn music portal.

Operating Expenses. Our operating expenses in 2011 increased by 4.1% to Won 13,856.8 billion from Won 13,313.3 billion in 2010, primarily due to a 49.7% increase in cost of goods sold to Won 959.3 billion in 2011 from Won 640.9 billion in 2010 resulting from increased sale of smartphones and an 8.1% increase in depreciation and amortization expenses to Won 2,331.3 billion in 2011 from Won 2,155.8 in 2010 as we increased our investment in wireless networks and acquired additional frequency licenses.

Cellular Telephone Telecommunication Service Business

The operating expenses of our cellular telephone telecommunication service business increased by 4.1% to Won 11,034.6 billion in 2011 from Won 10,603.5 billion in 2010, primarily due to increases in cost of goods sold and depreciation and amortization expenses, partially offset by a decrease in network interconnection expenses. The cost of goods sold increased primarily due to an increase in digital handset sales in 2011, which was driven by strong demand for smartphones. The increase in depreciation and amortization expenses was primarily attributable to an increase in our investment in wireless networks and our acquisition of additional frequency licenses. The decrease in network interconnection expenses resulted primarily from a decrease in outgoing SMS volume and decreases in interconnection rates.

Fixed-line Telecommunication Service Business

The operating expenses of our fixed-line telecommunication service business decreased by 6.1% to Won 2,141.3 billion in 2011 from Won 2,279.4 billion in 2010, primarily due to decreases in labor costs and marketing expenses, partially offset by an increase in license fees paid to the providers of broadcasting programs for our IP TV services.

Other Businesses

The operating expenses of our other businesses increased by 58.2% to Won 680.9 billion in 2011 from Won 430.4 billion in 2010, in line with the 60.3% increase in the operating revenue of our other businesses.

Operating Income. Our operating income decreased by 6.8% to Won 2,131.5 billion in 2011 from Won 2,285.9 billion in 2010. Due to the factors discussed above, the operating income of our cellular telephone telecommunication service business decreased by 10.8% to Won 2,067.3 billion in 2011 from Won 2,316.7 billion in 2010 and the operating income of our other businesses increased by 102.4% to Won 42.9 billion in 2011 from Won 21.2 billion in 2010. Our fixed-line telecommunication service business recorded operating income of Won 21.3 billion in 2011 compared to operating loss of Won 52.1 billion in 2010.

Other Income and Expenses.    Other income consists of financial income and equity in earnings of affiliates. Our financial income decreased by 7.3% to Won 442.3 billion in 2011 from Won 477.2 billion in 2010, due primarily to a 29.2% decrease in interest income to Won 168.1 billion in 2011 from Won 237.4 billion in 2010 as a result of a decrease in accounts receivable related to sales of handsets on installment payment plans. The accounts receivable related to sales of handsets on installment payment plans have decreased since September 2010, when Hana SK Card took over this financing from us. Equity in earnings of affiliates decreased by 6.5% to Won 39.1 billion in 2011 from Won 41.8 billion in 2010.

Other expenses consist of financial expenses and equity in losses of affiliates. Our financial expenses decreased by 22.1% to Won 343.8 billion in 2011 from Won 441.6 billion in 2010, due primarily to a 21.6% decrease in interest expenses to Won 297.2 billion in 2011 from Won 379.3 billion in 2010 as a result of a decrease in the average outstanding balance of our borrowings. Equity in losses of affiliates increased 90.9% to Won 86.3 billion in 2011 from Won 45.2 billion in 2010, primarily due to losses of Packet One Network, in which we hold a 28.2% interest, and LightSquared Inc., in which we hold a 3.3% interest.

We recorded net other income of Won 51.4 billion in 2011 compared to net other income of Won 32.2 billion in 2010, representing an increase of 59.6%.

Income Tax.    Income tax for continuing operation increased by 10.0% to Won 599.1 billion in 2011 from Won 544.5 billion in 2010. Our effective tax rate in 2011 increased to 27.4% from an effective tax rate of 23.5% in 2010. Our income tax expenses and effective tax rate increased in 2011 compared to 2010 primarily due to a reduction in tax exemptions for capital expenditures in 2011.

Net Income.    Principally as a result of the factors discussed above, our net income, after adjusting for non-controlling interests, decreased by 10.5% to Won 1,582.1 billion in 2011 from Won 1,766.8 billion in 2010. Net income as a percentage of operating revenues was 9.9% in 2011 compared to 11.3% in 2010.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.8% in 2009, 3.0% in 2010 and 4.0% in 2011.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) surplus of Won 451.8 billion and deficit of Won 556.1 billion as of December 31, 2010 and 2011, respectively. The working capital deficit as of December 31, 2011 was primarily caused by our acquisition of additional frequency licenses in 2011. We plan to fund our current liabilities with the cash flow generated by our operations and by refinancing short-term borrowings.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,627.1 billion as of December 31, 2010 and Won 2,725.2 billion as of December 31, 2011. We had outstanding short-term borrowings of Won 523.7 billion as of December 31, 2010 and Won 700.7 billion as of December 31, 2011. As of December 31, 2011, we had credit lines with several local banks that provided for borrowing of up to Won 666.6 billion, of which Won 239.0 billion was outstanding and Won 427.6 billion was available for borrowing.

Operating cash flow and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,650.8 billion as of December 31, 2011 and Won 659.4 billion as of December 31, 2010. We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,				Change
	2010		2011		2010 to 2011
	(In billions of Won, except percentages)
Net Cash Provided by Operating Activities	(Won)	4,343.4	(Won)	6,306.4	(Won)	1,963.0	45.2%
Net Cash Used in Investing Activities		(2,339.0)		(4,239.1)		(1,900.1)	81.2
Net Cash Used in Financing Activities		(2,246.1)		(1,079.3)		1,166.8	(51.9)
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		(4.4)		3.4		7.8	N/A
Net Increase (Decrease) in Cash and Cash Equivalents		(241.7)		988.0		1,229.7	N/A
Cash and Cash Equivalents at Beginning of Period		905.6		659.4		(246.2)	(27.2)
Cash and Cash Equivalents at End of Period		659.4		1,650.8		991.4	150.3%

N/A = Not applicable.

Net Cash Flow from Operating Activities.    Net cash flow provided by operations was Won 4,343.4 billion in 2010 and Won 6,306.4 billion in 2011. Net income was Won 1,766.8 billion in 2010 and Won 1,582.1 billion in 2011. Net cash flow provided by operating activities in 2011 increased by 45.2% from 2010 despite a 10.5% decrease in net income, primarily due to a decrease of Won 1,618 billion in other accounts receivable and a decrease of Won 521.7 billion in other long-term accounts receivable in 2011, which resulted from a decrease in accounts receivable related to sales of handsets on installment payment plans. The accounts receivable related to sales of handsets on installment payment plans have decreased since September 2010, when Hana SK Card took over this financing from us.

Net Cash from Investing Activities.    Net cash used in investing activities was Won 2,339.0 billion in 2010 and Won 4,239.1 billion in 2011. Cash inflows from investing activities were Won 1,239.3 billion in 2010 and Won 725.9 billion in 2011. The primary contributor to such inflows in 2010 largely related to proceeds from sales of long-term investment securities of Won 630.0 billion, mostly relating to the sale of our investments in bond funds. Cash inflows in 2011 largely related to proceeds from sales of long-term investment securities of Won 256.7 billion, including shares of SK C&C, and the collection of short-term loans of Won 194.6 billion.

Cash outflows from investing activities were Won 3,578.3 billion in 2010 and Won 4,964.9 billion in 2011. The primary contributors to such outflows in 2010 were expenditures related to the acquisition of property and equipment of Won 2,142.3 billion, primarily relating to expenditures in connection upgrades to and expansion of our WCDMA network, as well as initial build-out and expansion of our WiBro network, and acquisition of shares of associated companies of Won 736.1 billion, including shares of Hana SK Card and Packet One Network. Cash outflows in 2011 largely related to expenditures related to the acquisition of property and equipment of Won 2,960.6 billion, primarily relating to expenditures in connection with upgrades to and expansion of our WCDMA network, as well as initial build-out and expansion of our LTE and WiBro networks, as well as an increase in intangible assets of Won 596.5 billion primarily as a result of our acquisition of additional frequency licenses.

Net Cash from Financing Activities.    Net cash used in financing activities was Won 2,246.1 billion in 2010 and Won 1,079.3 billion in 2011. Cash inflows from financing activities were Won 263.8 billion in 2010 and Won 1,401.9 billion in 2011. Such inflows were primarily driven by issuance of bonds, which provided cash of Won 149.3 billion in 2010 and Won 1,129.5 billion in 2011. Proceeds from long-term borrowings of Won 108.0 billion in

2010 and Won 92.4 billion in 2011 and, in 2011, net increase in short-term borrowings of Won 174.2 billion also contributed to cash inflows from financing activities.

Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of bonds payable, acquisition of treasury stock and repayment of short-term borrowings, among other items. Payment of dividends were Won 682.3 billion in 2010 and Won 668.3 billion in 2011. Repayments of current portion of long-term debt were Won 739.3 billion in 2010 and Won 224.6 billion in 2011. Repayment of long-term borrowings were Won 200.0 billion in 2010 and Won 512.4 billion in 2011. Repayment of bonds payable were Won 605.1 billion in 2010 and Won 842.2 billion in 2011. Acquisition of treasury shares accounted for Won 252.3 billion and Won 208.0 billion of cash outflows for financing activities in 2010 and 2011, respectively.

As of December 31, 2010, we had total long-term debt (excluding current portion) outstanding of Won 3,894.5 billion, which included bonds in the amount of Won 3,658.5 billion and bank and institutional borrowings in the amount of Won 236.0 billion. As of December 31, 2011, we had total long-term debt (excluding current portion) outstanding of Won 3,552.9 billion, which included bonds in the amount of Won 3,229.0 billion and bank and institutional borrowings in the amount of Won 323.9 billion. The decrease in our long-term debt as of December 31, 2011 was primarily due to our repayment of maturing bonds. For a description of our long-term liabilities, see notes 13 and 14 of the notes to our consolidated financial statements.

As of December 31, 2011, substantially all of our foreign currency-denominated long-term borrowings, which amounted to approximately 51.4% of our total outstanding long-term debt, including current portion as of such date, was denominated in Dollars. Appreciation of the Won against the Dollar will result in net foreign exchange and translation gains, while depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

On April 7, 2009, we issued convertible notes in the principal amount of US$332,528,000 with a maturity of five years and an annual interest rate of 1.75%. The aggregate net proceeds from the offering was US$326,397,463. We are required to redeem the convertible notes held by the holders thereof who exercise their put option, at their principal amount on the date of the third anniversary from the issuance date. After the third anniversary of the issuance date, we may redeem the convertible notes at our option if the price of the shares of our common stock during a pre-determined period (translated into Dollars at the then prevailing exchange rate) exceeds the conversion price (translated into Dollars at the exchange rate of Won 1,383.40 to US$1.00) by 30%. As of March 31, 2012, the conversion price was Won 199,280 per share of our common stock at the exchange rate of Won 1,383.40 to US$1.00. If the conversion of convertible notes into shares would exceed the 49% limit on aggregate foreign ownership of our shares, we intend to make cash payments to the holders of the convertible notes in lieu of the shares of our common stock. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements” for a more detailed discussion of foreign share ownership restrictions. As of March 31, 2012, a total of 2,308,406 shares would be issued upon the exercise of the conversion rights by all of the holders of the convertible notes.

In September and November 2006, we issued Korean Won-denominated corporate bonds, in each case, in an aggregate principal amount of Won 200 billion. These bonds will mature in September 2016 and November 2013, respectively, and have annual interest rates of 5.0% and 4.0%, respectively. In October 2006, we also made long-term borrowings in aggregate principal amount of US$100 million with a maturity of seven years and an annual interest rate based on six-month LIBOR plus 0.29%.

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

In March 2008, we issued two tranches of Korean Won-denominated bonds, each tranche in the principal amount of Won 200 billion with an annual interest rate of 5.00%, maturing in seven and ten years, respectively. In October 2008, we issued Korean Won-denominated bonds in the principal amount of Won 250 billion with a maturity of five years and an annual interest rate of 6.92%.

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

In December 2011, we issued floating rate notes in the principal amount of US$250,000,000 with a maturity of three years and an annual interest rate based on LIBOR plus 1.60% and SG$65,000,000 with a maturity of three years and an annual interest rate based on Singapore Swap Offered Rate, or SOR, plus 1.20%. In December 2011, we issued two tranches of Korean Won-denominated bonds in the principal amounts of Won 110 billion and Won 190 billion with maturities of five and ten years, respectively, and annual interest rates of 3.95% and 4.22%, respectively.

In February 2012, we borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of Hynix shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

In February 2011, SK Telink, our consolidated subsidiary, issued Korean Won-denominated bonds in the principal amount of Won 50 billion with a maturity of three years and an annual interest rate of 4.86%. In November 2011, SK Telink issued Korean Won-denominated bonds in the principal amount of Won 50 billion with a maturity of three years and an annual interest rate of 4.62%. In April 2011, SK Broadband, our consolidated subsidiary, issued Korean Won-denominated bonds in the principal amount of Won 290 billion with a maturity of three years and an annual interest rate of 4.53%. In September 2011, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 100 billion with a maturity of three years and an annual interest rate of 4.40%.

Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. For a description of swap or derivative transactions we have entered into, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new and growing business areas, including our broadband Internet and fixed-line telephone business, wireless Internet business, convergence businesses and overseas operations, including through acquisitions and strategic alliances, as well as our investment in Hynix. In addition, we have used funds for the acquisition of treasury shares, financing of our subscribers’ handset purchases on installment payment plans and payment of retirement and severance benefits, as well as for the acquisition of additional frequency licenses.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2012. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2010 and 2011:

	Year Ended December 31,
	2010		2011
	(In billions of Won)
CDMA Network(1)	(Won)	63.8	(Won)	46.4
WCDMA Network		800.0		989.4
LTE Network(2)		—		233.7
WiBro Network(3)		124.9		28.2
Others(4)		1,153.6		1,662.9

Total	(Won)	2,142.3	(Won)	2,960.6

(1)	Includes our basic CDMA and CDMA EV-DO networks.

(2)	We commenced LTE service in July 2011.

(3)	We commenced WiBro service in May 2006.

(4)	Includes investments in infrastructure consisting of equipment necessary for the provision of data services and marketing, as well as investments in SK Broadband’s fixed-line networks.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2010 were Won 2,142.3 billion. Of such amount, we spent approximately Won 800.0 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 124.9 billion related to development and expansion of our WiBro network, Won 465.0 billion related to general upkeep of our CDMA network and Won 752.4 billion on other capital expenditures and projects. Our actual capital expenditures in 2011 were Won 2,960.6 billion. Of such amount, we spent approximately 989.4 billion on capital expenditures related to upgrade and expansion of our WCDMA network, Won 233.7 billion related to building of our LTE network, Won 28.2 billion related to development and expansion of our WiBro network, Won 590.8 billion related to general upkeep of our CDMA network and Won 1,118.5 billion on other capital expenditures and projects.

We paid Won 650 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and paid the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.7 billion each year from 2012 through 2014. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 and the remainder is payable in annual installments from 2013 through 2015. The license fee for the 20 MHz bandwidth in the 1.8 GHz spectrum is Won 995.0 billion, of which Won 248.8 billion was paid in 2011 and the remainder is payable in annual installments through the end of the license period in 2021. For more information, see note 12 of the notes to our consolidated financial statements for the years ended December 31, 2010 and 2011.

In March 2005, we obtained a license from the Government to provide WiBro services and paid the related Won 117.0 billion WiBro license fee. We currently provide WiBro service to “hot zone” areas in 84 cities. We are planning to make additional capital expenditures in 2012 to build and expand our WiBro network to more extensive hot zone areas in the 84 cities. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

In addition, we have been making capital expenditures to build more advanced networks based on long term evolution, or LTE, technology, and commenced commercial LTE services in July 2011. We plan to make further capital investments to develop and expand LTE services in the future.

We expect that our capital expenditure amount in 2012 will be similar to that of 2011. Our expenditures will be for a range of projects, including investments in our backbone networks, investments to improve our WCDMA network-based products and services, investments to expand the coverage of our LTE network, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to our ongoing businesses and in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2012 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2011, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2012	(Won)	92.2
2013		161.6
2014		161.6
After 2014		591.8

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

In February 2010, we purchased shares of Hana SK Card Co., Ltd. for a purchase price of Won 400 billion. As a result, we are a major shareholder of Hana SK Card Co., Ltd. with a 49% equity stake.

In July 2010, we acquired a 27.2% equity interest in Packet One Network, or P1, a Malaysian 4G WiMAX Telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we made an additional investment of MYR50 million (approximately US$16.3 million) in 2011, which increased our ownership interest to 28.2%. In March 2012, we made an additional investment of MYR 50.5 million by purchasing P1’s convertible preferred shares. For a more detailed description of our investments in P1, see “Item 4. Information on the Company — Item 4.B. Business Overview — Global Business — Overseas Operations”.

In February 2012, we acquired a 21.05% equity stake in Hynix Semiconductor Inc., or Hynix, the world’s second-largest memory-chip maker by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.    From time to time, we acquire treasury shares through open market purchases. In a series of open market purchases in the period between July 26, 2010 and October 20, 2010, we acquired 1,250,000 shares of our common stock at an aggregate purchase price of Won 210.4 billion. In a series of open market purchases in the period between July 21, 2011 and September 28, 2011, we acquired 1,400,000 shares of our common stock at an aggregate purchase price of Won 208.0 billion. As of December 31, 2011, we held 11,050,712 shares of common stock as treasury shares and 69,694,999 shares of common stock were outstanding.

Financing of Installment Payment Plans.    We had offered installment payment plans for new handset purchases by our new or existing subscribers before Hana SK Card, which is 51% owned by Hana Financial Group and 49% owned by us, took over this financing from us in September 2010. Under these plans, we provide financing to our new or existing subscribers who wish to purchase new handsets on credit and, in certain cases, charge fees or interest. As of December 31, 2011, short-term and long-term accounts receivable (other), each net of allowance for doubtful accounts, amounted to Won 908.8 billion and Won 5.4 billion, respectively, compared to Won 2,531.8 billion and Won 527.1 billion, respectively, as of December 31, 2010. These decreases were primarily because Hana SK Card has taken over this financing from us since September 2010, reducing the amount of our capital resources required to finance these installment payment plans.

Severance Payments.    The total accrued and unpaid retirement and severance benefits for our employees as of December 31, 2011 of Won 85.9 billion was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 102.2 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 17 of the notes to our consolidated financial statements.

Dividends.    Total payments of cash dividends amounted to Won 682.3 billion in 2010 and Won 668.3 billion in 2011.

In March 2012, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 585.4 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2011, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	(Won)	4,799.8	(Won)	1,134.8	(Won)	1,983.8	(Won)	830.0	(Won)	851.2
Interest		977.9		176.0		280.7		145.7		375.5
Long-term borrowings
Principal		351.7		31.3		132.2		125.9		62.3
Interest		49.3		11.0		21.3		10.0		7.0
Capital lease obligations
Principal		73.2		31.3		38.7		3.2		—
Interest		5.1		2.9		2.1		0.1		—
Operating leases		—		—		—		—		—
Facility deposits		8.0		4.5		—		—		3.5
Derivatives		4.6		4.6		—		—		—
Other long-term payables(2)
Principal		1,007.2		92.2		323.2		218.7		373.1
Interest		148.8		31.6		52.1		31.5		33.6
Short-term borrowings		700.7		700.7		—		—		—

Total contractual cash obligations	(Won)	8,126.3	(Won)	2,220.9	(Won)	2,834.1	(Won)	1,365.1	(Won)	1,706.2

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of frequency licenses. See note 14 of the notes to our consolidated financial statements.

See note 29 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Transition to IFRS Starting in 2011

In March 2007, the Government announced that all companies listed on the Korea Exchange, including us, would be required to comply with the International Financial Reporting Standards (“IFRS”) adopted for use in Korea starting January 1, 2011, with a transition date of January 1, 2010. In addition, for our SEC filing requirements we are required to comply with IFRS as issued by the International Accounting Standard Board (“IASB”). Starting in the first quarter of 2011, we have prepared and reported our financial statements under IFRS as adopted for use in Korea and publish such financial statements on the website of the Financial Supervisory Service of Korea as required under the applicable regulations and listing rules of the Korea Exchange. For our continued SEC reporting obligations, we have prepared and will report our financial statements under IFRS as adopted for use in Korea and IFRS as issued by the IASB.

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to allowances for doubtful accounts, fair value measurement of financial instruments, estimated useful lives and impairment of long-lived assets, impairment of goodwill, provisions, deferred revenue relating to initial subscription fees, retirement benefit plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expenses.

Fair Value Measurement of Financial Instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in net income or other comprehensive income. When measuring fair value, we use quoted prices in active markets to the extent such prices exist. The fair values of financial instruments, including derivative instruments, that are not traded in an active market is determined by using valuation techniques that require our management’s judgments on the expected future cash flows and discount rates. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. See note 4 of the notes to our consolidated financial statements.

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

Impairment of Long-lived Assets Including the Frequency Usage Rights

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review our depreciation and amortization method, estimated useful lives and residual values of long-lived assets at the end of each annual reporting period. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are determined based on value-in-use calculations, which require the use of estimates. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value.

Our intangible assets include the frequency usage rights, which have contractual lives of six to 15 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different amounts for the frequency usage rights. The results of our review using the testing method described above did not indicate any need to impair the frequency usage right for 2011. See note 12 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. See note 11 of the notes to our consolidated financial statements.

Provisions for Handset Subsidy, Point Program and Restoration

We provide handset subsidies to subscribers who purchase handsets on an installment basis. When the subscribers agree to use our services for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and we estimate a provision for handset subsidies to be paid, which is recognized as commissions paid in operating expenses at the time telecommunication service contracts are made.

For our marketing purposes, we grant Rainbow Points and Point Box Points to our subscribers based on their usage of our services. We estimate a provision for such points based on the historical usage experience and our marketing policy. Such provision is recorded as provisions or long-term provisions in accordance with the expected points’ usage duration from the end of the reporting period. Points expire after five years and all unused points are expired on their fifth anniversary.

We estimate restoration costs required to restore leased premises on which our cell sites and switching equipment are located after termination of the leases. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on our management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the relevant liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. See note 15 of the notes to our consolidated financial statements.

Deferred Revenue relating to Initial Subscription Fees

We charge initial subscription fees related to activation of many of our services, which are deferred and recognized as revenue over the expected terms of customer relationships. Our estimate of expected terms of customer relationship is based on the historical rate, which may differ in the future. If the management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

Retirement Benefit Plans

We have defined retirement benefit plans. The cost of providing benefits under the plan is determined using an actuarial valuation method that requires management assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. See note 17 of the notes to our consolidated financial statements.

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

We believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because (i) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (ii) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. See note 24 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Overview

We maintain a high level of spending on our internal research activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2010		2011
	(In billions of Won)
Internal R&D Expenses	(Won)	270.4	(Won)	271.4
External R&D Expenses		81.6		20.0

Total R&D Expenses	(Won)	352.0	(Won)	291.4

Our total research and development expenses were approximately 2.3% in 2010 and 1.8% in 2011, respectively, of operating revenue.

Our external research and development expenses have been influenced by the Ministry of Knowledge Economy, which makes annual recommendations concerning our minimum level of contribution to the

Government-run Fund for Development of Information and Telecommunications. The minimum level of contribution recommended by the Ministry of Knowledge Economy was 0.75% for each of 2010 and 2011. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based, LTE-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. We spent approximately Won 271.4 billion on internal research and development in 2011.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into three core areas:

•

The network technology R&D center, which has pioneered the development of 3G, 3.5G and 4G technologies. This center is developing next-generation network technologies, as well as core network equipment and new services. Current projects include the improvement of LTE technology and the next generation transmission technology and the development of data femtocell and hybrid access points to improve network coverage, as well as location-based services and mobile voice blogging service.

•

The IT R&D center, which focuses on improving the quality and operation of our core networks; building a flexible service infrastructure that will support the introduction of new products and services and enable easy maintenance; and developing new services based on customer needs.

•

The emerging technology R&D center, which is responsible for developing industry productivity enhancement solutions and other new technologies. Current projects include the development of an intelligent video security system, intelligent audio system, smart audio technology and quantum technology.

•	The health care center, which develops diagnostic instruments and chemicals, by combining information technology and health care technology and analyzing computer data relating to health information.

Each business unit also has its own research team that can concentrate on specific short-term research needs. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

External Research and Development

In addition to conducting research in our own facilities, we have been a major financial supporter of other Korean research institutes, and we have helped coordinate the Government’s effort to commercialize CDMA-based, WCDMA-based, LTE-based and WiBro technology. We do not independently own intellectual property rights in the technologies or products developed by any external research institute.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Sung Min Ha	Mar. 24, 1957	2011	2014	President & Chief Executive Officer	—	Head of Mobile Network Operator Business, SK Telecom; CFO & Head of Strategic Planning Office, SK Telecom

Young Tae Kim	Nov. 17, 1955	2012	2015	Executive Director	Chief Executive Officer, SK Holdings	Head of Labor Relations, SK Holdings; Head of Ulsan CLX, SK Energy; Head of Corporate Culture, SK Holdings

Dong Seob Jee	Jul. 7, 1963	2012	2015	Head of Corporate Vision Department	—	Head of Corporate Strategy Department, Head of Marketing Strategy Department, and Head of MNO Strategy Department, SK Telecom

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Hyun Chin Lim	Apr. 26, 1949	2012	2015	Independent Non-executive Director	Professor, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, College of Social Science, Seoul National University; President, Korean Association of NGO Studies

Dal Sup Shim	Jun. 27, 1950	2010	2013	Independent Non-executive Director	Senior Visiting Research Fellow, Institute for Global Economics	Auditor, Korea Technology Investment Corp.; Auditor, Korea Credit Guarantee Fund; Financial Attaché, Korean Embassy in the United States; Audit Officer, Korea Customs Service; Director General for Customs & Tariff, Ministry of Finance and Economy

Rak Young Uhm	Jun. 23, 1948	2011	2014	Independent Non-executive Director	Visiting Professor Chung-Ang University	Independent Non-executive Director, Tong Yang Insurance Co., Ltd., Non-Standing Director KOTRA; President, Korea Development Bank; Vice Minister, Ministry of Finance and Economy

Jay Young Chung	Oct. 15, 1944	2011	2014	Independent Non-executive Director	Honorary Professor, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO

Jae Ho Cho	Jan. 18, 1955	2011	2014	Independent Non-executive Director	Professor, College of Business Administration, Seoul National University	Director, Kyung Hee Foundation; Chair, Sub-committee for Capital Market Development, Financial Services Commission; Visiting Professor, Graduate School of Economics, University of Tokyo

Involvement in Certain Legal Proceedings

In January 2012, Seoul Central Prosecutors’ Office indicted Mr. Jae Won Chey, our director at the time, and Mr. Tae Won Chey, the Chairman and Chief Executive Officer of SK Holdings, on charges of embezzlement and criminal breach of fiduciary duty alleging that they misappropriated Won 46.85 billion of our corporate funds and additional funds of our affiliates. The case is currently pending at Seoul Central District Court.

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (both standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2011 totaled approximately Won 10.48 billion.

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

Audit Committee

Under relevant Korean laws and our articles of incorporation, we are required to have an audit committee under the board of directors. The committee is composed of at least three members, two-thirds of whom must be independent non-executive directors in accordance with applicable rules. The members of the audit committee are appointed annually by a resolution of the general meeting of shareholders. They are required to:

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

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2009	9,298	1,416	10,714
December 31, 2010	15,490	4,653	20,143
December 31, 2011	15,480	5,475	20,955

The number of our employees increased in 2010 primarily due to the establishment in 2010 of Service Ace Co., Ltd., Service Top Co., Ltd. and Network O&S Co., Ltd., our wholly-owned subsidiaries engaged in customer service and network maintenance. Employees of these subsidiaries were previously employed by third-party outsourcing companies.

Labor Relations

As of December 31, 2011, we had a company union comprised of 15,480 regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations completed in June 2009 resulted in a wage freeze for 2009. Our wage negotiations completed in December 2010 resulted in an average wage increase of 2.5% for 2010 from 2009. Our wage negotiations for 2011 completed in September 2011 resulted in an average wage increase of 3%. Our wage negotiations for 2012 have not commenced yet. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans are repaid over a period of five years, beginning on the second anniversary of each loan date. As of March 31, 2012, the employee stock ownership association owned approximately 0.37% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2011, the accrued and unpaid retirement and severance benefits of Won 188.1 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 102.2 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Basic Labor Welfare Act, we may also contribute up to 5% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2010, which was decided in December 2010, was set at 1.09% of our earnings before tax, or Won 27.2 billion. The contribution amount for 2011, which was decided in December 2011, was set at 0.4% of our earnings before tax, or Won 10.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2012:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Standing Directors:
Sung Min Ha	President & Chief Executive Officer	738	0	None	None
Young Tae Kim	Executive Director	0	0	None	None
Dong Seob Jee	Head of Corporate Vision Department	0	0	None	None
Non-Standing Directors:
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dal Sup Shim	Independent Non-executive Director	0	0	None	None
Rak Young Uhm	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Ho Cho	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2011, approximately 59.7% of our issued shares were held in Korea by approximately 39,652 shareholders. According to Citibank, N.A., depositary for our American Depositary Receipts, as of December 31, 2011, there were 19,353 U.S. holders of record of our American Depositary Receipts evidencing ADSs, and 21,711,446 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 26.89% of our outstanding common stock.

The following table sets forth certain information as of March 31, 2012 with respect to any person known to us to be the beneficial owner of more than 5.0% of the shares of our common stock and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	29.22%
Employees(1)	299,241	0.37	0.43
Treasury shares(2)	11,050,712	13.69	N/A
Officers and Directors	7,417	0.01	0.01
Other Domestic Shareholders	14,176,382	17.56	20.34
Foreign Shareholders(3)
Tradewinds Global Investors, LLC	3,804,257	4.71	5.46
Other Foreign Shareholders	31,044,250	38.45	44.54
Total Issued Shares(4)	80,745,711	100%	—%
Total Outstanding Shares(5)	69,694,999	—	100%

(1)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees”.

(2)	Treasury shares do not have any voting rights; includes 2,308,406 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$332.5 million in 1.75% convertible notes that were sold in April 2009.

(3)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(4)	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 common shares. As a result of such retirement of common shares, the total number of shares decreased to 80,745,711 from 89,278,946 which is the total number of shares issued to date.

(5)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2010	2011
	(As a percentage of total issued shares)(1)
SK Group(2)	23.22%	25.22%
SK Holdings	23.22	25.22
POSCO(3)	2.90	2.90

(1)	Includes 9,650,712 and 11,050,712 shares held in treasury as of December 31, 2010 and 2011, respectively.

(2)	SK Group’s ownership interest as of December 31, 2010 and 2011 consisted of the ownership interest of SK Holdings only.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi.

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

As of March 31, 2012, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — If SK Holdings causes us to breach the foreign ownership limitations on shares of our common stock, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements”. In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2012, the total number of shares of our common stock outstanding was 69,694,999.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

In September 2009, we acquired the leased-line business and related ancillary businesses from SK Networks for Won 892.76 billion and assumed Won 611.44 billion of debt as part of the transaction. Prior to such acquisition, KT and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Cellular Network — Network Infrastructure”.

As of December 31, 2011, we had Won 24.4 billion of accounts receivables from SK Networks. As of the same date, we had Won 158.9 billion of accounts payable to SK Networks, mainly consisting of commissions to dealers owned by SK Networks.

Other Related Parties

On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Holdings at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. As of December 31, 2011, POSCO owned 2.9% of our shares.

We are a party to an agreement with SK C&C pursuant to which SK C&C provides us with system maintenance services. This agreement will expire on December 31, 2013. We also enter into agreements with SK C&C from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 316.4 billion in 2010 and Won 321.4 billion in 2011. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 270.9 billion in 2010 and Won 299.2 billion for 2011. We are a party to several service agreements with SK C&C relating to the development and maintenance of our information technologies systems.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders” As disclosed in note 28 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2011.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-94.

Legal Proceedings

FTC Proceedings

In December 2006, the FTC fined us Won 330 million in respect of certain allegedly anti-competitive tactics we employed in connection with MelOn, our digital music portal. We paid such fine in April 2007 and filed an appeal at the Seoul High Court, an appellate court. The Seoul High Court entered a judgment in our favor, which was affirmed by the Supreme Court of Korea in October 2011. Pursuant to the court’s judgment, we were refunded the fine amount.

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

In June 2011, the FTC fined us Won 2.0 billion and Loen Entertainment Inc., our consolidated subsidiary, Won 8.7 billion for activities allegedly restricting competition in markets for digital music services. We and Loen Entertainment paid such fine in August 2011 and filed an appeal at the Seoul High Court, where the case is currently pending.

In March 2012, the FTC fined us Won 20.3 billion for allegedly colluding with KT, LG U+, Samsung Electronics, LG Electronics and Pantech (which were also assessed separate fines) to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. We currently plan to file an appeal.

MIC and KCC Proceedings

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

On September 19, 2011, the KCC ordered us to pay a fine of Won 6.9 billion and issued a correction order for providing discriminatory subsidies to subscribers. We paid such fine in October 2011 and completed the improvement of the relevant procedures in January 2012.

SK Broadband Litigation

Since April 2008, customers of SK Broadband (then Hanarotelecom Incorporated) have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. The plaintiffs also alleged that current and former employees were involved in the sale of subscribers’ personal information, including resident registration identification numbers, telephone numbers and mailing addresses. In July 2011, the Seoul Central District Court rendered a judgment that accepted the plaintiffs’ claims in part, ordering a payment of Won 100,000 to Won 200,000 to each plaintiff who did not consent to the sale of personal information, which amounted to an aggregate of approximately Won 4.5 billion compared to the plaintiffs’ claims of approximately Won 24.7 billion. As of March 31, 2012, the case was pending at the appellate court after appeals by both SK Broadband and the plaintiffs.

SK Communications Litigation

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., our consolidated subsidiary, occurred. As of December 31, 2011, seven lawsuits were filed on behalf of approximately 4,000 plaintiffs against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 4.0 billion. On April 26, 2012, Gumi City Court rendered a judgment that accepted a plaintiff’s claim in part, ordering a payment of Won 1 million to him, while other cases remain pending at various district courts in Korea. SK Communications is considering an appeal of Gumi City Court’s judgment.

ColoRing Litigation

In May 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit against us seeking license fees for our “ColoRing” service that plays music as ring tones. In February 2011, the court rendered a judgment against us ordering us to pay Won 570 million to KOMCA, which was affirmed by the appellate court in October 2011. We appealed the decision to the Supreme Court of Korea in November 2011. While we do not expect that the outcome of the litigation would have a material adverse impact on our business or results of operations, we may be required to pay on-going license fees to KOMCA if the final judgment is rendered against us.

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

Year Ended December 31,	Dividend per Share		Total Amount of Dividends		Number of Shares Entitled to Dividend
	(In Won)		(In billions of Won)
2007	(Won)	9,400	(Won)	682.4	72,584,677
2008		9,400		682.0	72,524,203
2009		9,400		680.0	72,344,999
2010		9,400		669.5	71,094,999
2011		9,400		656.5	69,694,999

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

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2011, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of approximately Won 71.1 billion.

Under the Korean Commercial Code, the total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting shares must be the same as that for our common shares.

Our obligation to pay interim dividends expires if no claims to such dividends are made for a period of five years from the payment date.

Item 8.B.	Significant Changes

Not applicable.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

These matters are described under Item 9.C. below where relevant.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The principal trading market for our common stock is the KRX KOSPI Market. As of March 31, 2012, 69,694,999 shares of our common stock were outstanding.

The ADSs are traded on the New York Stock Exchange and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the New York Stock Exchange under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2012, ADSs representing 22,223,578 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of the shares of common stock on the KRX KOSPI Market since January 1, 2007:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2007	274,000	188,500	249,000	244,056
First Quarter	223,000	190,500	191,500	206,155
Second Quarter	215,000	188,500	213,000	220,091
Third Quarter	221,000	192,000	210,000	198,816
Fourth Quarter	274,000	204,500	249,000	349,701
2008	232,000	178,000	209,000	322,706
First Quarter	232,000	178,500	186,500	330,196
Second Quarter	212,000	180,000	190,500	265,973
Third Quarter	210,500	178,000	205,500	317,506
Fourth Quarter	227,500	187,500	209,000	374,768
2009	218,000	166,000	169,500	332,913
First Quarter	218,000	180,500	192,000	231,340
Second Quarter	183,500	170,500	174,000	278,545
Third Quarter	185,500	166,000	182,500	242,112
Fourth Quarter	190,500	169,500	169,500	171,571
2010	188,000	158,500	173,500	193,937
First Quarter	188,000	168,500	173,500	306,532
Second Quarter	178,000	158,500	160,500	202,245
Third Quarter	171,500	158,500	171,500	145,561
Fourth Quarter	180,500	168,500	173,500	127,235
2011
First Quarter	172,500	156,000	163,500	124,796
Second Quarter	169,000	152,500	161,500	160,839
Third Quarter	161,500	131,000	149,500	324,018
Fourth Quarter	165,000	141,500	141,500	249,500
2012 (through April 27)
First Quarter
January	143,000	134,500	142,500	211,072
February	145,500	136,000	145,500	192,518
March	146,000	136,500	139,500	176,890
Second Quarter (through April 27)
April (through April 27)	142,500	134,500	137,000	402,864

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the New York Stock Exchange since January 1, 2007:

	Prices			Average Daily Trading Volume
Calendar Year	High	Low	Close
	(US$ per ADS)			(Number of ADSs)
2007	33.33	22.46	29.84	1,379,370
First Quarter	26.41	22.46	23.42	1,046,780
Second Quarter	28.02	23.41	27.35	1,498,295
Third Quarter	30.30	26.15	29.70	1,498,032
Fourth Quarter	33.33	29.00	29.84	1,462,495
2008	27.96	14.63	18.18	1,762,329
First Quarter	27.96	19.90	21.61	1,992,134
Second Quarter	23.47	20.67	20.77	1,106,308
Third Quarter	22.29	18.68	18.82	1,663,854
Fourth Quarter	19.51	14.63	18.18	2,297,794
2009	18.64	12.59	16.26	1,246,873
First Quarter	18.35	12.59	15.45	1,280,533
Second Quarter	16.73	14.84	15.15	1,161,833
Third Quarter	17.50	14.82	17.45	990,400
Fourth Quarter	18.64	15.97	16.26	1,788,667
2010	19.13	14.73	18.63	1,288,546
First Quarter	18.33	16.32	17.26	1,422,379
Second Quarter	18.51	14.73	14.73	1,486,937
Third Quarter	17.48	14.84	17.47	1,294,034
Fourth Quarter	19.13	17.74	18.63	960,206
2011
First Quarter	19.02	16.83	18.81	1,639,731
Second Quarter	19.80	17.36	18.70	1,640,469
Third Quarter	18.77	13.47	14.07	2,125,730
Fourth Quarter	15.89	13.49	13.61	2,060,180
2012 (through April 27)
First Quarter
January	14.08	12.90	14.01	1,501,615
February	14.45	13.40	14.45	1,542,437
March	14.60	13.51	13.91	1,862,616
Second Quarter (through April 27)
April (through April 27)	14.13	13.25	13.50	2,418,768
The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange Inc. as a joint stock company. There are three different markets run by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market (the “KRX KOSDAQ Market”) and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and

(iv) the Korea Securities Dealers Association. Currently, the Korea Exchange is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of December 31, 2011, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,042.0 trillion. For the year ended December 31, 2010, the average daily trading volume of equity securities was approximately 380.9 million shares with an average transaction value of Won 5,619.7 billion. For the year ended December 31, 2011, the average daily trading volume of equity securities was approximately 353.8 million shares with an average trading value of Won 6,863.1 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price Earnings
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price Earnings
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.5	10.9
2012 (through April 27)	1,826.37	2,049.28	1,826.37	1,975.35	1.4	12.1

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 1.975.35 on April 27, 2012.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
Less than 5,000	(Won)	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	US$	4,223	10,565	(Won)	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012 (through April 27)	788		1,137,650		999,605	519,041		5,652,173		4,966,324

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on August 31, 2011, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	development, management and leasing of real estate properties;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	tourism;

•	electronic financial services business;

•	film business (production, import, distribution and screening);

•	lifetime education and management of lifetime educational facilities;

•	electric engineering business;

•	information- and communication-related engineering and construction business;

•	ubiquitous city construction and related service business;

•	any related business through investment, management and operation of our Korean or offshore subsidiaries and investment companies; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2012, 80,745,711 common shares were issued, of which 11,050,712 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares. For a detailed discussion of our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information — Dividends.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of March 31, 2012, approximately 0.37% of the issued shares were held by members of our employee stock ownership association.

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

Acquisition of Shares by Us

We may acquire our own shares pursuant to an approval at the general meeting of shareholders, through purchases on the Korea Exchange or a tender offer, or by acquiring the interests in a trust account holding our own shares through agreements with trust companies and asset management companies. The aggregate purchase price for the shares may not exceed the total amount available for distribution as dividends as of the end of the preceding fiscal year less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

Under the Korean Commercial Code, we may resell or transfer any shares acquired by us to a third party pursuant to an approval by the Board of Directors. In general, corporate entities in which we own a 50% or more equity interest may not acquire our common stock. Under the Financial Investment Services and Capital Markets Act, we are subject to certain selling restrictions with respect to the shares acquired by us. In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices or within a range of five percent of market prices. In October 2007, in accordance with the approval of our board of directors, we extended the terms of such trust funds until October 2010, but the total amount of funding was reduced to Won 982 billion. In October 2010, upon expiration of the terms of the trust funds, our shares held by the trust funds were transferred to us and are currently held by us as treasury shares. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources”.

Liquidation Rights

In the event of our liquidation, remaining assets after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to their shareholdings. Holders of non-voting preferred shares have no preference in liquidation. Holders of debt securities have no preference over other creditors in the event of liquidation.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of March 31, 2012. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2012, the outstanding ADSs represented 22,223,578 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3% of our shares of common stock.

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

Reports and Notices

On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the shares of common stock, we will transmit to the Custodian and the ADR depositary sufficient copies of the notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with IFRS and unaudited non-consolidated semiannual financial statements prepared in conformity with IFRS. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

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

We have not entered into any material contracts since January 1, 2009, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 28 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources”.

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

Subject to certain limitations, the MOSF has authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOSF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies; and

•

if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOSF may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of shares with voting rights, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “equity securities”), together with the equity securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding equity securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the Financial Services Commission of Korea and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold and promptly deliver a copy of such report to the issuer. In addition, any change (i) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding equity securities, or (ii) in the shareholding purpose is required to be reported to the Financial Services Commission of Korea and the Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to (i) certain professional investors, as specified under the Financial Investment Services and Capital Markets Act, or (ii) persons who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the Financial Investment Services and Capital Markets Act.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2011 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

For a non-resident of Korea to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g, capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit to the payer of such Korean source income an application for treaty-reduced tax rates prior to receipt of such Korean source income; provided, however, that an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository.

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

Exchange Rate and Interest Rate Risks

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$100 million borrowed in October 2006, Yen 12.5 billion of bonds issued in November 2007, Yen 3 billion of bonds issued in January 2009, Yen 5 billion of bonds issued in March 2009, US$220 million of bonds issued in April 2009, US$250 million of bonds issued in December 2011 and SG$65 million of bonds issued in December 2011. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007. In addition, SK Broadband, one of our subsidiaries, has entered into a fixed-to-fixed cross currency swap contract to hedge the foreign currency risks of US$500 million of bonds issued in February 2005. See note 30 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars and Yen. A 10% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 3.0% or Won 77.4 billion as of December 31, 2011. For a further discussion of our exchange rate risk exposures, see note 34.a.(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2011:

	Maturities
	2012		2013		2014		2015		2016		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed rate	(Won)	606.7	(Won)	606.0	(Won)	640.8	(Won)	249.6	(Won)	578.4	(Won)	381.1	(Won)	3,062.7	(Won)	3,072.2
Average weighted rate(1)		0.08%		5.23%		4.72%		4.99%		5.22%		4.73%
Variable rate		—		—		—		—		—		—		—		—
Average weighted rate(1)		—		—		—		—		—		—
Sub-total		606.7		606.0		640.8		249.6		578.4		381.1		3,062.7		3,072.2
Foreign currency:
Fixed rate		683.3		—		397.9		—		—		516.2		1,597.4		1,974.3
Average weighted rate(1)		5.91%		—		1.75%		—		—		6.57%
Variable rate		557.5		—		457.3		86.5		34.6		—		1,135.9		1,135.9
Average weighted rate(1)		2.54%		—		1.87%		3.78%		5.31%		—
Sub-total		1,240.8		—		855.2		86.5		34.6		516.2		2,733.3		3,110.2
Total	(Won)	1,847.5	(Won)	606.0	(Won)	1,496.0	(Won)	336.1	(Won)	613.1	(Won)	897.2	(Won)	5,796.0	(Won)	6,182.5

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point change in interest rates would result in a change of approximately 3.6% in the fair value of our liabilities resulting in a Won 154.1 billion change in their value as of December 31, 2011 and a Won 12.4 billion annualized change in interest expenses. For a further discussion of our interest rate risk exposures, see note 34.a.(3) of the notes to our consolidated financial statements.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12.A.    Debt Securities

Not applicable.

Item 12.B.    Warrants and Rights

Not applicable.

Item 12.C.    Other Securities

Not applicable.

Item 12.D.    American Depositary Shares

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

Payments made by ADS Depositary

All fees and other direct and indirect payments reimbursed by the depositary are as following:

Year Ended December 31, 2011
(In dollars)
Expenses for preparation of SEC filing and submission	$1,114,026
Listing Fees	$326,453
Education/Training	$311,702
Corporate Action	$558,281
Miscellaneous	$884,238

Total	$3,194,701

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea and IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

The table sets forth the fees we paid to our independent registered public accounting firm Deloitte Anjin LLC for the year ended December 31, 2010 and 2011, respectively:

	Year Ended December 31,
	2010		2011
	(In millions of Won)
Audit Fees	(Won)	2,256.8	(Won)	2,389.5
Audit-Related Fees		360.8		60.0
Tax Fees		177.7		315.0
All Other Fees		—		—

Total	(Won)	2,795.3	(Won)	2,764.5

“Audit Fees” are the aggregate fees billed by Deloitte Anjin LLC in 2010 and 2011, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Deloitte Anjin LLC in 2010 and 2011, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2010 and 2011, respectively, for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by Deloitte Anjin LLC in 2010 and 2011, respectively, primarily for business consulting.

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

The following table sets forth the repurchases of common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended December 31, 2011:

Period 2011	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Program(2)	Maximum Number of Shares That May Yet be Purchased Under the Plans or Program(2)
January	—		—	—	—
February	—		—	—	—
March	—		—	—	—
April	—		—	—	—
May	—		—	—	—
June	—		—	—	—
July	165,000	(Won)	145,269	165,000	1,235,000
August	739,775		146,526	739,775	495,225
September	495,225		151,912	495,225	—
October	—		—	—	—
November	—		—	—	—
December	—		—	—	—
Total	1,400,000	(Won)	148,283	1,400,000	—

(1)	Purchased through open market transactions.

(2)	On July 20, 2011, we announced a plan to repurchase up to 1,400,000 common shares during the period between July 21, 2011 and October 10, 2011, and completed such repurchase by September 30, 2011.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.
Executive Session
Listed companies must hold meetings solely attended by independent directors to more effectively check and balance management directors.	Our Audit Committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an Independent Director Nomination Committee composed of independent directors and management directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised solely of four independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.3	Telecommunications Business Act, as amended (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)

15.5	Amendment to the Government Organization Act (incorporated by reference to Exhibit 15.5 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SK Telecom Co., Ltd.

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co. Ltd. And subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of the Korean won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Anjin LLC

Deloitte Anjin LLC

Seoul, Korea

March 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SK Telecom Co., Ltd.

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 (all expressed in Korean won) of the Company and our report dated March 13, 2012, expressed an unqualified opinion on those financial statements, and included an explanatory paragraph relating to the transition of Korean won amounts to United States dollar amounts.

/s/ Deloitte Anjin LLC

Deloitte Anjin LLC

Seoul, Korea

March 13, 2012

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

		Korean won						Translation into U.S. dollars (Note 2)
	Notes	January 1, 2010		December 31, 2010		December 31, 2011		December 31, 2011
		(In millions)						(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4,29	(Won)	905,561	(Won)	659,405	(Won)	1,650,794	$1,424,941
Short-term financial instruments	4,29		471,970		567,152		979,564	845,545
Short-term investment securities	4,7		376,722		400,531		94,829	81,855
Accounts receivable — trade, net	4,5,28		1,832,967		1,949,397		1,823,170	1,573,733
Short-term loans, net	4,5,28		75,941		94,924		100,429	86,689
Accounts receivable — other, net	4,5,28		2,421,874		2,531,847		908,836	784,494
Prepaid expenses			172,225		182,091		118,200	102,028
Derivative assets	4,30		—		—		148,038	127,784
Inventories, net	6,29		119,317		149,223		219,590	189,547
Advanced payments and other	4,5,7		65,391		119,422		74,029	63,902

Total Current Assets			6,441,968		6,653,992		6,117,479	5,280,518

NON-CURRENT ASSETS:
Long-term financial instruments	4,29		6,565		117		7,628	6,584
Long-term investment securities	4,7		2,443,978		1,680,582		1,537,945	1,327,531
Investments in associates	8		549,913		1,204,692		1,384,605	1,195,170
Property and equipment, net	9,28,29		8,027,678		8,153,413		9,030,998	7,795,423
Investment property	10		212,742		197,307		271,086	233,997
Goodwill	11		1,736,733		1,736,649		1,749,933	1,510,516
Intangible assets	12		2,004,218		1,884,956		2,995,803	2,585,933
Long-term loans, net	4,5,28		81,109		84,323		95,565	82,490
Long-term accounts receivable — other	4,5		761,735		527,106		5,393	4,655
Long-term prepaid expenses	29		449,906		411,509		567,762	490,084
Guarantee deposits	4,5,28		232,975		250,333		245,218	211,669
Long-term derivative assets	4,30		314,658		203,382		105,915	91,424
Deferred income tax assets	24		28,646		106,860		227,578	196,442
Other	4,5		43,900		37,168		23,128	19,965

Total Non-current Assets			16,894,756		16,478,397		18,248,557	15,751,883

TOTAL ASSETS		(Won)	23,336,724	(Won)	23,132,389	(Won)	24,366,036	$21,032,401

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — (Continued)

DECEMBER 31, 2011, 2010 AND JANUARY 1, 2010

		Korean won						Translation into U.S. dollars (Note 2)
	Notes	January 1, 2010		December 31, 2010		December 31, 2011		December 31, 2011
		(In millions)						(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	4,13,29	(Won)	554,469	(Won)	523,710	(Won)	700,713	$604,845
Accounts payable — trade	4,28		164,314		195,777		195,391	168,659
Accounts payable — other	4,28		1,307,236		1,434,329		1,507,877	1,301,577
Withholdings	4		288,455		408,261		496,860	428,882
Accrued expenses	4		419,816		677,480		744,673	642,791
Income tax payable	24		395,503		259,871		293,725	253,539
Unearned revenue			341,538		311,365		290,791	251,006
Derivative liabilities	4,30		36,318		15,393		4,645	4,009
Provisions	15		516,382		652,889		657,198	567,284
Current portion of long-term debt, net	4,13,14,16		1,262,383		1,601,231		1,662,841	1,435,340
Advanced receipts and other			96,364		121,864		118,876	102,612

Total Current Liabilities			5,382,778		6,202,170		6,673,590	5,760,544

NON-CURRENT LIABILITIES:
Bonds payable, net	4,13		4,453,300		3,658,546		3,229,009	2,787,233
Long-term borrowings	4,13,29		844,640		235,968		323,852	279,544
Long-term payables — other	4,14		170,953		54,783		847,496	731,546
Long-term unearned revenue			274,876		241,892		212,172	183,144
Finance lease liabilities	4,16		77,709		60,075		41,940	36,202
Retirement benefit obligation	17		53,659		67,870		85,941	74,183
Long-term derivative liabilities	4,30		34,495		14,761		—	—
Long-term provisions	15		121,097		112,227		142,361	122,884
Long-term advanced receipts and other	4,28		75,172		76,098		76,966	66,435

Total Non-current Liabilities			6,105,901		4,522,220		4,959,737	4,281,171

Total Liabilities			11,488,679		10,724,390		11,633,327	10,041,715

EQUITY:
Share capital	1,18		44,639		44,639		44,639	38,532
Share premium	18,19		167,876		(78,953)		(285,347)	(246,307)
Retained earnings	20		9,563,940		10,721,249		11,642,525	10,049,655
Reserves	21		919,835		643,056		260,064	224,483
Non-controlling interests			1,151,755		1,078,008		1,070,828	924,323

Total Equity			11,848,045		12,407,999		12,732,709	10,990,686

TOTAL LIABILITIES AND EQUITY		(Won)	23,336,724	(Won)	23,132,389	(Won)	24,366,036	$21,032,401

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
	Notes	2010		2011		2011
		(In millions except for per share data)				(In thousands except for per share data)
OPERATING REVENUE :
Revenue	27,28	(Won)	15,518,637	(Won)	15,938,549	$13,757,919
Other	22		80,525		49,729	42,925

Sub-total			15,599,162		15,988,278	13,800,844
OPERATING EXPENSES :	27,28
Labor cost	17		1,067,820		1,173,247	1,012,729
Commissions paid			5,598,044		5,646,448	4,873,930
Depreciation and amortization	9,10,12		2,155,815		2,331,268	2,012,316
Network interconnection			1,316,296		1,264,109	1,091,160
Leased line			437,830		474,018	409,165
Advertising			338,447		374,269	323,063
Rent			367,292		401,706	346,747
Cost of goods sold			640,933		959,276	828,033
Other	12,22		1,390,774		1,232,479	1,063,857

Sub-total			13,313,251		13,856,820	11,961,000

OPERATING INCOME	27		2,285,911		2,131,458	1,839,844

Financial income	23		477,217		442,325	381,808
Financial costs	23		(441,623)		(343,776)	(296,742)
Equity in earnings of affiliates	8		41,828		39,131	33,777
Equity in losses of affiliates	8		(45,242)		(86,280)	(74,476)
INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX			2,318,091		2,182,858	1,884,211
INCOME TAX FOR CONTINUING OPERATION	24		544,530		599,093	517,128
INCOME FROM CONTINUING OPERATION			1,773,561		1,583,765	1,367,083

INCOME(LOSS) FROM DISCONTINUED OPERATION	32		(6,726)		(1,692)	(1,461)

NET INCOME	27	(Won)	1,766,835	(Won)	1,582,073	$1,365,622

ATTRIBUTABLE TO :
Controlling interests			1,841,613		1,612,889	1,392,222
Non-controlling interests			(74,778)		(30,816)	(26,600)

		(Won)	1,766,835	(Won)	1,582,073	$1,365,622

NET INCOME PER SHARE FROM CONTINUING OPERATION
(In Korean won and U.S. dollars)	25	(Won)	25,653	(Won)	22,864	$19.74

NET INCOME PER SHARE
(In Korean won and U.S. dollars)	25	(Won)	25,598	(Won)	22,848	$19.72

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION
(In Korean won and U.S. dollars)	25	(Won)	24,995	(Won)	22,238	$19.20

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars)	25	(Won)	24,942	(Won)	22,223	$19.18

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
	Notes	2010		2011		2011
		(In millions except for per share data)				(In thousands except for per share data)

NET INCOME		(Won)	1,766,835	(Won)	1,582,073	$1,365,622

OTHER COMPREHENSIVE INCOME :
Unrealized losses on valuation of available-for-sale financial assets	21,24		(204,325)		(433,546)	(374,230)
Share in other comprehensive income of Investments in associates	8,24		(390)		(2,173)	(1,876)
Gain (loss) on valuation of derivatives	21,24		(76,613)		29,236	25,236
Foreign-based operations’ translation adjustment			(1,459)		40,673	35,109
Actuarial gains (losses) on retirement benefit obligations	17,24		(4,497)		(25,275)	(21,817)

Sub-total			(287,284)		(391,085)	(337,578)

TOTAL COMPREHENSIVE INCOME		(Won)	1,479,551	(Won)	1,190,988	$1,028,044

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO :
Controlling interests			1,560,572		1,206,577	1,041,500
Non-controlling interests			(81,021)		(15,589)	(13,456)

		(Won)	1,479,551	(Won)	1,190,988	$1,028,044

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

				Share premium																Total stockholders’ equity
	Notes	Common stock		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves		Controlling Interests		Non-controlling interests

	(In millions of Korean won)
Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	(Won)	(1,992,083)	(Won)	(15,875)	(Won)	(740,053)	(Won)	9,563,940	(Won)	919,835	(Won)	10,696,290	(Won)	1,151,755	(Won)	11,848,045
Cash dividends	26		—		—		—		—		—		(680,043)		—		(680,043)		—		(680,043)
Total comprehensive income (loss)			—		—		—		—		—		1,837,352		(276,779)		1,560,573		(81,022)		1,479,551
Net income			—		—		—		—		—		1,841,613		—		1,841,613		(74,778)		1,766,835
Other comprehensive income	21		—		—		—		—		—		(4,261)		(276,779)		(281,040)		(6,244)		(287,284)
Treasury stock	19		—		—		(210,356)		—		—		—		—		(210,356)		—		(210,356)
Changes in subsidiaries			—		—		—		—		(36,473)		—		—		(36,473)		7,275		(29,198)
Balance, December 31, 2010		(Won)	44,639	(Won)	2,915,887	(Won)	(2,202,439)	(Won)	(15,875)	(Won)	(776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887	(Won)	(2,202,439)	(Won)	(15,875)	(Won)	(776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999
Cash dividends	26		—		—		—		—		—		(668,293)		—		(668,293)		(2,226)		(670,519)
Total comprehensive income (loss)			—		—		—		—		—		1,589,569		(382,992)		1,206,577		(15,589)		1,190,988
Net income			—		—		—		—		—		1,612,889		—		1,612,889		(30,816)		1,582,073
Other comprehensive income	21		—		—		—		—		—		(23,320)		(382,992)		(406,312)		15,227		(391,085)
Treasury stock	19		—		—		(208,012)		—		—		—		—		(208,012)		—		(208,012)
Effect of change in income tax rate	24		—		—		—		(2,980)		—		—		—		(2,980)		—		(2,980)
Changes in subsidiaries			—		—		—		—		4,598		—		—		4,598		10,635		15,233
Balance, December 31, 2011		(Won)	44,639	(Won)	2,915,887	(Won)	(2,410,451)	(Won)	(18,855)	(Won)	(771,928)	(Won)	11,642,525	(Won)	260,064	(Won)	11,661,881	(Won)	1,070,828	(Won)	12,732,709

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

YEARS ENDED DECEMBER 31, 2011 AND 2010

			Share premium
	Notes	Common stock	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Controlling interests	Non-controlling interests	Total stockholders’ equity
	(In thousands of U.S. dollars)
Balance, January 1, 2011		$38,532	$2,516,950	$(1,901,112)	$(13,703)	$(670,286)	$9,254,423	$555,076	$9,779,880	$930,521	$10,710,401
Cash dividends	26	—	—	—	—	—	(576,861)	—	(576,861)	(1,921)	(578,782)
Total comprehensive income (loss)		—	—	—	—	—	1,372,093	(330,593)	1,041,500	(13,456)	1,028,044
Net income		—	—	—	—	—	1,392,222	—	1,392,222	(26,600)	1,365,622
Other comprehensive income	21	—	—	—	—	—	(20,129)	(330,593)	(350,722)	13,144	(337,578)
Treasury stock	19	—	—	(179,553)	—	—	—	—	(179,553)	—	(179,553)
Effect of change in income tax rate	24	—	—	—	(2,572)	—	—	—	(2,572)	—	(2,572)
Changes in subsidiaries		—	—	—	—	3,969	—	—	3,969	9,179	13,148
Balance, December 31, 2011		$38,532	$2,516,950	$(2,080,665)	$(16,275)	$(666,317)	$10,049,655	$224,483	$10,066,363	$924,323	$10,990,686

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
	Notes	2010		2011		2011
		(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities
Net income		(Won)	1,766,835	(Won)	1,582,073	$1,365,622
Adjustments for income and expenses	31		3,089,520		3,225,682	2,784,361
Changes in assets and liabilities related to operating activities :	31		277,352		2,180,223	1,881,936

Sub-total			5,133,707		6,987,978	6,031,919

Interest received			208,444		156,745	135,300
Dividends received			32,394		34,521	29,798
Interest paid			(364,704)		(301,632)	(260,364)
Income tax paid			(666,436)		(571,217)	(493,066)

Net Cash Provided by Operating Activities			4,343,405		6,306,395	5,443,587

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			168,260		125,000	107,898
Collection of short-term loans			216,857		194,561	167,942
Decrease in long-term financial instruments			3		5	4
Proceeds from sales of long-term investment securities			630,030		256,666	221,550
Proceeds from disposal of associates			58,873		6,381	5,508
Proceeds from disposal of property and equipment			94,254		35,197	30,382
Proceeds from disposal of intangible assets			6,826		3,833	3,309
Collection of long-term loans			17,823		33,824	29,196
Decrease in other non-current assets			2,381		4,122	3,558
Cash inflows from transaction of derivatives			1,255		—	—
Cash inflows from acquisition			42,736		66,277	57,209

Sub-total			1,239,298		725,866	626,556

Cash outflows for investing activities:
Increase in short-term financial instruments, net			88,682		412,256	355,853
Increase in short-term loans			221,308		233,189	201,285
Increase in long-term financial instruments			55		7,516	6,488
Acquisition of long-term investment securities			150,447		323,246	279,021
Acquisition of associates			736,105		239,975	207,143
Acquisition of property and equipment			2,142,309		2,960,556	2,555,508
Acquisition of investment property			1,991		86,285	74,480
Acquisition of goodwill			—		1,976	1,706
Acquisition of intangible assets			128,032		596,461	514,856
Increase in long-term loans			36,549		13,856	11,960
Increase in other non-current assets			10,778		3,071	2,651
Cash outflows from transaction of derivatives			35,260		4,007	3,459
Cash outflows from acquisition			26,814		82,533	71,241

Sub-total			3,578,330		4,964,927	4,285,651

Net Cash Used in Investing Activities		(Won)	(2,339,032)	(Won)	(4,239,061)	$(3,659,095)

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

YEARS ENDED DECEMBER 31, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
	Notes	2010		2011		2011
		(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings		(Won)	—	(Won)	174,222	$150,386
Issuance of bonds payable			149,308		1,129,533	974,996
Proceeds from long-term borrowings			108,044		92,367	79,730
Increase in equity of consolidated subsidiaries			6,452		5,769	4,980

Sub-total			263,804		1,401,891	1,210,092

Cash outflows for financing activities:
Repayment of short-term borrowings			30,910		—	—
Repayment of current portion of long-term debt			739,334		224,581	193,855
Repayment of bonds payable			605,140		842,160	726,940
Repayment of long-term borrowings			200,000		512,377	442,276
Payment of dividends			682,283		668,293	576,861
Acquisition of treasury stock			252,259		208,012	179,553
Cash outflows from transaction of derivatives			—		25,783	22,256

Sub-total			2,509,926		2,481,206	2,141,741

Net Cash Used in Financing Activities			(2,246,122)		(1,079,315)	(931,649)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS			(241,749)		988,019	852,843
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD			905,561		659,405	569,189
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY			(4,407)		3,370	2,909
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		(Won)	659,405	(Won)	1,650,794	$1,424,941

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	42,939,460	53.17
Treasury stock	11,050,712	13.69

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). The Company has adopted IFRS as issued by IASB for the annual period beginning on January 1, 2011. In accordance with IFRS 1 First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2010. Refer to Note 3, for transition adjustments to IFRS.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,158.50 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 30, 2011.

The consolidated financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or at fair values. Major accounting policies used for the preparation of the consolidated financial statements are stated below and these accounting policies have been applied consistently to the financial statements for the current period and comparative periods. Historical cost is generally based on the fair value of the consideration paid in exchange for assets. The consolidated financial statements were approved by the board of directors on February 9, 2012.

Recent Accounting Standards

Currently, enactments and amendments of the IFRSs are in progress, and the financial information presented in the financial statements may change accordingly in the future. The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board’s (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2015. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles. Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The Company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate significant impacts as a result of these amendments.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

a.    Basis of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries of SK Telecom as of December 31, 2011.

Subsidiary	Primary business	Number of shares	Ownership Percentage(%)	Location
SK Telink Co., Ltd.	Telecommunication services	1,082,272	83.5	Korea
SK Communications Co., Ltd.	Internet website services	28,029,945	64.6	Korea
PAXNet Co., Ltd.	Internet website services	5,590,452	59.7	Korea
Loen Entertainment, Inc.	Release of music disc	17,088,125	67.6	Korea
Stonebridge Cinema Fund	Investment association	150	57.0	Korea
Ntreev Soft Co., Ltd.	Game software production	2,064,970	63.7	Korea
Commerce Planet Co., Ltd.	Online shopping mall operation agency	29,396	100.0	Korea
SK Broadband Co., Ltd.	Telecommunication services	149,638,354	50.6	Korea
Broadband D&M Co., Ltd.	Base station maintenance service	900,000	100.0	Korea
Broadband Media Co., Ltd.	Multimedia TV portal services	25,200,000	100.0	Korea
Broadband CS Co., Ltd.	Customer Q&A and services	1,210,596	100.0	Korea
K-net Culture and Contents Venture Fund	Investment association	295	59.0	Korea
2nd Benex Focus Investment Fund	Investment association	200	66.7	Korea
Open Innovation Fund	Investment association	450	98.9	Korea
PS&Marketing Corporation	Communications device retail business	46,000,000	100.0	Korea
Service Ace Co., Ltd.	Customer center management service	4,385,400	100.0	Korea
Service Top Co., Ltd.	Customer center management service	2,856,200	100.0	Korea
Network O&S Co., Ltd.	Base station maintenance service	3,000,000	100.0	Korea
BNCP Co., Ltd.	Internet website services	8,820,000	100.0	Korea
Service-In Co., Ltd.	Database & on-line information service	500,000	100.0	Korea
SK Planet Co., Ltd.	Telecommunication services	60,000,000	100.0	Korea
SK Telecom China Holdings Co., Ltd.	Equity Investment	—	100.0	China
Sky Property Mgmt., Ltd.	Real Estate Investment	22,980	60.0	China
Shenzhen E-eye High Tech Co., Ltd.	Manufacturing	—	65.5	China
SK China Real Estate Co., Ltd.	Real Estate Investment	70,000,000	99.4	Hong Kong
SKT Vietnam PTE., Ltd.	Telecommunication services	180,476,700	73.3	Singapore
SKT Americas, Inc.	Information gathering and consulting	109	100.0	USA
YTK Investment Ltd	Investment Association	—	100.0	Cayman
Atlas Investment	Investment Association	—	100.0	Cayman
Technology Innovation Partners, L.P	Investment Association	—	100.0	Cayman
SK Telecom China Fund I L.P.	Investment Association	—	100.0	Cayman

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The condensed financial information of the Company’s controlled subsidiaries as of and for the year ended December 31, 2011 is as follows (In millions of Korean won):

	Total assets		Total liabilities		Revenue		Net income (loss)
SK Telink Co., Ltd.	(Won)	420,829	(Won)	228,687	(Won)	419,131	(Won)	35,269
SK Communications Co., Ltd.		314,700		82,658		262,140		(4,366)
PAXNet Co., Ltd.		33,949		11,461		33,004		(2,347)
Loen Entertainment, Inc.		157,104		48,386		167,273		21,398
Stonebridge Cinema Fund		18,506		196		21		1,069
Ntreev Soft Co., Ltd.		37,529		17,304		56,029		8,707
Commerce Planet Co., Ltd.		49,729		51,057		75,038		(556)
SK Broadband Co., Ltd.		3,314,479		1,942,652		2,302,563		9,499
Broadband D&M Co., Ltd.		11,872		7,399		46,433		(49)
Broadband Media Co., Ltd.		89,915		356,816		66,526		(32,214)
Broadband CS Co., Ltd.		6,948		18,744		74,104		63
K-net Culture and Contents Venture Fund		48,057		16		—		(113)
2nd Benex Focus Investment Fund		21,663		285		—		(10,358)
Open Innovation Fund		44,716		432		—		(427)
PS&Marketing Corporation		289,062		143,883		1,078,925		(31,820)
Service Ace Co., Ltd.		43,447		21,669		130,102		1,365
Service Top Co., Ltd.		37,165		23,255		123,366		1,829
Network O&S Co., Ltd.		80,249		61,555		199,653		5,646
BNCP Co., Ltd.		28,631		11,397		17,860		1,877
Service-In Co., Ltd.		3,247		759		6,225		(12)
SK Planet Co., Ltd.		1,677,730		423,903		280,722		11,014
SK Telecom China Holdings Co., Ltd.		36,810		2,442		26,944		(232)
Sky Property Mgmt., Ltd. (Note a)		820,639		317,038		51,204		6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569		3,744		14,703		2,007
SKT Vietnam PTE., Ltd.		42,539		9,769		5,519		205
SKT Americas, Inc.		42,681		1,280		18,468		(14,604)
YTK Investment Ltd		51,218		—		—		—
Atlas Investment (Note b)		50,643		530		—		(2,056)

(Note a)	The financial information of Sky Property Mgmt, Ltd. also includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of the Company.
(Note b)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P., Technology Venture Fund, LP, SK Telecom Global Investment B.V. and SK Telecom China Fund I L.P., all of which are also subsidiaries of the Company.

Change in scope of consolidation

For the year ended December 31, 2011, the Company newly included the following subsidiaries in its consolidation: Service-In Co., Ltd., Atlas Investment and Technology Innovation Partners, L.P. as these entities became the wholly-owned subsidiaries of the Company; SK China Real Estate Co., Ltd. and SK Telecom China Fund I L.P. as the Company obtained ownership of more than 50% of total outstanding common stock of the respective entities ; BNCP Co., Ltd. as the Company acquired a controlling equity interest in the entity; and SK Planet Co., Ltd., a newly established entity which was previously a business unit of SK Telecom.

For the year ended December 31, 2011, the Company excluded SK I Media from its consolidation as the Company disposed of all its common stock. Refer to FN 32 Discontinued operations.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the current period are included in the consolidated statement of income and comprehensive income from the effective date of acquisition and until the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if it results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full during the consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over its subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings).

b.    Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in net income as incurred.

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net fair value of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held interest in the acquiree (if any); the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in net income. Any changes in value of equity interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income as if that interest were disposed of.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

c.    Foreign Currency Exchange

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in net income in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into to hedge certain foreign currency risks (refer to Note 2.q for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to net income on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to net income.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

d.    Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

e.    Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”) investments, available-for-sale (“AFS”) financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

1)    Classification of financial assets

1-1)    Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in net income. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in net income.

1-2)    HTM investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as HTM investments. HTM investments are measured at amortized cost using the effective interest method less any impairment, with revenue amortized on an effective yield basis.

1-3)    AFS financial assets

Non-derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at AFS financial assets. AFS financial assets are initially recognized and measured at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in net income. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to net income. Dividends on AFS financial assets are recognized in net income when the Company’s right to receive the dividends is established.

1-4)    Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)    Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

For listed and unlisted equity financial assets classified as AFS financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative unrealized gains or losses previously recognized in other comprehensive income are reclassified to net income in the period. In respect of AFS equity securities, impairment losses previously recognized in net income are not reversed through net income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in subsequent periods, if the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income, the impairment loss shall be reversed, with the amount of the reversal recognized in net income.

For financial assets carried at amortized cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through net income to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For financial assets carried at cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current rate of return for a similar financial asset. Once an impairment loss has been recognized on a financial asset recognized at cost, it is not permitted to recognize a reversal.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in net income.

3)    Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset are expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

f.    Financial Liabilities and equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

1)    Classification of financial liabilities and equity instruments

1-1)    Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in net income related to the acquisition, sale, issue or cancellation of treasury shares.

1-2)    Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, which is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in net income. The net gain or loss recognized in net income incorporates any interest paid on the financial liability.

1-3)    Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

2)    Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or the liabilities are expired. An exchange between an existing borrower and lender of financial liabilities with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in net income.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

g.    Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

h.    Investments in Associates and Joint Ventures

Associates are those entities over which the Company has significant influence but doesn’t control or has joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the net income and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and assessed for impairment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in net income.

When the Company or its subsidiary transacts with its associate, unrealized gains from the transactions are eliminated to the extent of the Company’s interests in the associate. Unrealized losses are also eliminated, as long as the unrealized loss is not an impairment indicator of an asset which is being transferred.

When necessary, the Company may revise an associate’s financial statements, to apply consistent accounting policies as the Company, prior to applying the equity method of accounting for its investment in the associate.

The requirements of IFRS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IFRS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IFRS 36 to the extent that the recoverable amount of the investment subsequently increases.

i.    Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15~50
Machinery	3~15
Office equipment, tools and misc.	4~10

The Company reviews its depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in net income when the item is derecognized.

For Company’s policy on impairment on Property & Equipment and Intangible Assets other than Goodwill refer to Note 2.m below.

j.    Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 15 ~ 50 years using the straight-line method.

The Company reviews the depreciation method, the estimated useful lives and residual values of investment property at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in net income in the period in which the property is derecognized.

k.    Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

Goodwill is not subject to amortization but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

l.    Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization is recognized on a straight-line basis over the estimated useful lives of the related intangible assets as follows:

Assets	Useful lives (years)
Frequency use rights	6~13
Land use right	5
Industrial right	5~10
Software development costs	5
Customer relationships	4~9
Other	5~20

The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. In the case of amortizable intangible assets, the Company reviews impairment at such time when events occur that indicate the carrying amount may not be recoverable.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. The gains or losses arising from derecognition of an intangible asset, measured at the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in net income when the asset is derecognized.

For Company’s policy on impairment on Property & Equipment and Intangible Assets other than Goodwill refer to Note 2.m below.

m.    Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its plant and property and its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

n.    Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to the grants and it is probable that the Company will receive such grants.

Government grants for acquiring or constructing non-current assets are recognized as a deduction of the related assets’ book value in the consolidated statement of financial position, and is recognized into income or expense as a deduction to depreciation expense over the useful life of the related assets. Other government grants are recognized in income or expense when Company recognizes the related expenses for which the grants are intended to reimburse.

Government grants for specific expenditure reimbursement, losses already incurred by the Company, and immediate financial support with no future expenditure requirements are recognized in other operating revenue in the period in which they become receivable by the Company.

o.    Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in net income in the period in which they are incurred.

p.    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

q.    Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in income or expense immediately, unless the derivative is designated and is effective as a hedging instrument. The Company enters into cash flow and fair value hedges.

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

Cash flow Hedge Accounting

For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Fair value Hedge Accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line of the statement of income relating to the hedged item.

r.    Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

maturity dates approximating the terms of the Company’s obligation. The Company recognizes actuarial gains and losses arising from defined benefit plans as other comprehensive income in retained earnings, actuarial gains and losses are not reclassified to income or loss thereafter.

s.    Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. The discount rate used is the pre-tax interest rate reflecting the inherent risk of liabilities and the market’s valuation on the present value of money. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in income or expense.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

t.    Revenue Recognition

Revenue is recognized to the extent the Company has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Revenue is measured at the fair value of the consideration received, exclusive of taxes and discounts.

The Company principally obtains revenue from providing the wireless telecommunication services (which include activation charge, basic charges, voice charge, data charge, interconnection charges) and data-roaming services. The Company also provides fixed line services (which include fixed line telephone services and broadband internet services), sale of handsets, commerce services and portal services.

Wireless services including interconnection services

Revenue for basic charges, voice charge, data charge, interconnection charges and data-roaming services by contract customers is recognized as services are performed. Unbilled revenue resulting from services already provided is accrued for at the end of each period, while unearned revenue related to services to be provided for in future periods are deferred and recognized when are rendered. Revenues related to activation of service is deferred and recognized over the average customer retention period, while the related activation costs are expensed as incurred.

Fixed line services

Revenues from fixed line telephone services (which include domestic short and long distance charges, international phone connection charge) and broadband internet services are recognized as services are performed.

Sale of Handsets

Revenue for handset sales are recognized when the handsets are delivered to the end customer and the sale is considered complete. Any discounts related to the handsets are deducted from sales.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Bundled Arrangements

When the Company sells both handsets and wireless services to subscribers, the Company recognizes these transactions separately as sales for handset sales and wireless telecommunication services

Commerce Services and Portal Services

Commerce services represent revenue obtained from the Company’s on-line shopping mall. Portal services include on-line advertising and social network service provided by SK Communication, a subsidiary of the Company. Revenue for commerce services and portal services are recognized to the extent the Company has delivered goods or rendered services under an agreement. Meanwhile, when the Company acts as an agent of a supplier, the Company records its revenue on a net basis (total sales less related expenses paid to the suppliers).

Rainbow Points

For its marketing purposes, the Company grants Rainbow Points to its subscribers based on their usage of services. Points are provided based on the historical usage experience and the Company’s marketing policy. These points are recorded as a deduction of revenue and deferred until the customer uses the points or the points expire. Points expire on their fifth anniversary. For the Company’s Point Box Points, refer to FN 15.

u.    Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

1)    Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

2)    Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

3)    Current and deferred tax for the year

Current and deferred tax are recognized in income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

v.    Handset Subsidies to Dealers for Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to dealers that subscribe customers who agree to use the Company’s service for a predetermined service period. The subsidies are charged to commission paid expense when the customer subscribes to the service.

When customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies to dealers are also charged to commission paid expense when the customers subscribe to the service, however, net of amounts expected to be forfeited due to the customer not fulfilling the customer obligation.

w.    Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

x.    Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1)    Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in net income or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require management’s judgments on the expected future cash flows and discount rates. Refer to FN 4.

2)    Allowance for doubtful accounts of trade/other receivables and loans

The Company estimates allowance for uncollectible receivables for the period involving judgment and estimations based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Refer to FN 5.

3)    Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. Refer to FN 11.

4)    Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from a business combination, it is required to estimate the fair value of the assets at the acquisition date and to estimate the useful lives of such assets for depreciation and amortization.

5)    Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized in the income statement.

6)    Estimation of useful life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated income statement. The useful lives and residual values of the Company’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Furthermore, network infrastructure is only depreciated over a period that extends beyond the expiry of the associated license under which the operator provides telecommunications services if there is a reasonable expectation of renewal or an alternative future use for the asset. Historically changes in useful lives and residual values have not resulted in material changes to the Company’s depreciation charge.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

7)    Provisions

Determining whether the Company will be required to settle the obligation incurred as a result of past events, and estimating the reliable value of obligation requires management’s judgment. Refer to FN 15.

8)    Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Refer to FN 17.

9)    Deferred tax

Recognition and measurement of deferred tax assets and liabilities requires significant management judgment. Especially, when determining if deferred tax assets will be realizable or not in the future, involves significant management assumptions and judgment on the Company’s future performance. Refer to FN 24.

3.	Transition to International Financial Reporting Standards (“IFRS”)

The Company’s financial statements are prepared in accordance with the requirements of IFRS on or after January 1, 2010, the date of transition, for IFRSs effective as of December 31, 2011. The consolidated statements of financial position as of December 31, 2010 and the consolidated statements of comprehensive income for the year ended December 31, 2010, which are comparatively presented, were previously prepared in accordance with previous GAAP(“Korean GAAP”) but were restated in accordance with IFRS 1, First-time adoption of International Financial Reporting Standard.

For the opening IFRS statement of financial position, the Company has applied the following exemptions from the requirements of IFRS and exceptions to the retrospective application of some aspects of IFRS as permitted by IFRS 1, First-time adoption of International Financial Reporting Standard.

a. Exemptions from IFRS

Business combinations

The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to past business combinations that occurred before January 1, 2010, the date of transition to IFRS. The Company has recorded the value of goodwill at transition date of IFRS at its carrying value under Korean GAAP after any impairment on goodwill. No intangible assets were identified that might have been embedded in the goodwill.

Fair value or revaluation as deemed cost

The Company has elected to measure its certain property, plant and equipments at their fair value at the date of transition to IFRS and use that fair value as their deemed cost at that date.

Effect of revaluation in certain property, plant and equipment as of January 1, 2010 are as follows (in millions of Korean won)

Korean GAAP	Revaluation increase	IFRS
(Won) 8,165,879	(Won)69,538	(Won)8,235,417

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Leases

The Company has elected to apply the transitional provisions in International Financial Reporting Interpretations Committee (“IFRIC”) 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”); thereby determining whether the Company has any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010. No such arrangements were identified.

Borrowing costs

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs (“IAS 23”), prospectively from the date of transition.

Cumulative translation differences

The Company has reset the cumulative currency translation adjustments for all foreign operations to zero as of the date of transition to IFRS.

b. Significant differences between IFRS and Korean GAAP in accounting policies

Korean GAAP	IFRS
(1) Scope of Consolidation

The definition of control is similar to those in IFRS. However, some of the scope of consolidation is restricted by the Act on External Audit of Stock Companies as below.

•    An entity that another entity owns more than 30% of shares as the largest shareholder is included in consolidation.

•    A subsidiary with less than 10 billion Won in its total assets as of the previous fiscal year end is excluded from consolidation.

•    An unincorporated entity such as a partnership is excluded from consolidation.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All entities controlled by the Company are consolidated regardless of quantitative significance. As a result, at transition date to IFRS, the Company’s change in scope of consolidation as compared with those of Korean GAAP.

Added : Broadband D&M Co., Ltd

             Broadband CS Co., Ltd

Excluded : F&U Credit Information Co., Ltd

                  IHQ, Inc

                  BMC Movie Expert Fund

                  BMC Digital Culture and Contents Fund

(2) Employ benefits and retirement benefit obligation

Allowances for retirement benefits accrued equal to the amounts to be paid at the end of reporting period, assuming that all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed. The Company recognized allowances for long-term employee benefit at the point when the payment obligation is fixed.

The Company has defined benefit plans and the amounts of defined benefit obligation are measured based on actuarial assumptions. The Company recognizes the expected cost of long-term employee benefit when the employees render service that increases their entitlement to future long-term employee benefit.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Korean GAAP	IFRS
(3) Property and Equipment

Under Korean GAAP, the Company uses the cost model in the measurement after initial recognition.

The depreciation method is required to be applied consistently at each period and cannot be changed unless there are justified reasons. For a newly acquired asset, the same depreciation methods applied to the existing, similar assets are applied consistently.

The Company revalued its property and equipment as at January 1, 2010 and used their fair values as deemed cost in the opening IFRS statement of financial position.

For the measurement after initial recognition, IAS 16, Property, Plant and Equipment allows for an entity to choose either the cost model or the revaluation model by the class of property and equipment and the Company has chosen the cost model.

The residual value, the useful life and the depreciation method of property and equipment are required to be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes should be accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

The Company changed its depreciation method of equipment from a declining balance method to a straight-line method in connection with the adoption of IFRS.
(4) Goodwill Under Korean GAAP, the Company amortized Goodwill acquired as a result of business combination on a straight line method basis over 5~20 years.	Under IFRS, goodwill is not amortized. Impairment test was performed at the reporting date.

(5)    Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to a financial institution and it was determined that the control over such asset had been transferred; the Company derecognized the financial asset.

Under IFRS, if the Company substantially retains all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

(6) Deferral of non-refundable activation fees Under Korean GAAP, the Company recognized non-refundable activation revenue when the activation service was performed.	Under IFRS, the Company defers such revenue and recognizes it over the expected term of the customer relationship.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Korean GAAP	IFRS

(7)    Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse.

Under Korean GAAP, differences between the carrying value and the tax base of the investments in subsidiaries, associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities.

Under IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under IFRS, the temporary differences associated with investments in subsidiaries, and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

(8)    Other reclassifications

1)    Membership

Under Korean GAAP, facility-use memberships were classified as other non-current assets

2)    Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment.

.

Under IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life.

Under IFRS, the properties owned to earn rentals or for capital appreciation or both is classified and accounted for as investment property in accordance with IAS 40, Investment Property.

(9) Effects on equity method investments	The aggregate effects of IFRS transition related to the Company’s equity method investments in associates.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

In connection with the opening IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of IFRS are as follows:

c.    Reconciliations to IFRS from Korean GAAP

(1)	Reconciliations of equity at January 1, 2010 (date of transition to IFRS) (In million of Korean won)

	Note	Total assets		Total liabilities		Net equity
Based on Korean GAAP		(Won)	23,206,256	(Won)	10,861,631	(Won)	12,344,625
Adjustments:
Changes in scope of consolidation	b-(1)		(62,440)		3,735		(66,175)
Property and equipment	b-(3)		69,538		—		69,538
Employee benefits and retirement benefit obligation	b-(2)		15		25,048		(25,033)
Transfer of financial assets	b-(5)		416,242		400,753		15,489
Non-refundable activation fees	b-(6)		—		593,981		(593,981)
Other adjustments	b-(8)		(107,730)		(73,521)		(34,209)
Deferred tax and tax effect of adjustments	b-(7)		(185,157)		(322,948)		137,791

Total adjustment			130,468		627,048		(496,580)

Based on IFRS		(Won)	23,336,724	(Won)	11,488,679	(Won)	11,848,045

(2)	Reconciliations of equity at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 (in million of Korean won):

	Note	Total assets		Total liabilities		Net equity		Total comprehensive income
Based on Korean GAAP		(Won)	22,651,704	(Won)	10,173,055	(Won)	12,478,649	(Won)	1,021,501
Adjustments:
Changes in scope of consolidation	b-(1)		(103,743)		(13,053)		(90,690)		1,247
Property and equipment	b-(3)		477,044		—		477,044		407,811
Goodwill	b-(4)		151,900		—		151,900		142,176
Employee benefits and retirement benefit obligation	b-(2)		17		38,799		(38,782)		(5,514)
Transfer of financial assets	b-(5)		—		—		—		(15,489)
Effects on equity method investments	b-(9)		18,430		—		18,430		7,717
Nonrefundable activation fees	b-(6)		—		533,783		(533,783)		60,199
Other adjustments	b-(8)		44,507		94,943		(50,436)		598
Deferred tax and tax effect of adjustments	b-(7)		(107,470)		(103,137)		(4,333)		(140,695)

Total adjustment			480,685		551,335		(70,650)		458,050

Based on IFRS		(Won)	23,132,389	(Won)	10,724,390	(Won)	12,407,999	(Won)	1,479,551

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(3)    Details of cash flow adjustments

Under IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the consolidated statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No other significant differences between the consolidated statements of cash flows prepared under Korean GAAP compared to IFRS have been noted.

(4)    For details on reclassification from operating to non-operating income due to the transition to IFRS from Korean GAAP, refer to FN 22 Other Operating Income and Expense.

4.	FINANCIAL INSTRUMENTS

a.	Details of financial assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	1,650,794	(Won)	—	(Won)	1,650,794
Financial Instruments		—		—		987,192		—		987,192
Short-term investment securities		—		94,829		—		—		94,829
Long-term investment securities (Note a)		16,617		1,521,328		—		—		1,537,945
Trade receivables, net (Note c)		—		—		1,835,641		—		1,835,641
Loan and other receivables, net (Note b)		—		—		1,377,750		—		1,377,750
Derivatives assets		1,018		—		—		252,935		253,953

Total	(Won)	17,635	(Won)	1,616,157	(Won)	5,851,377	(Won)	252,935	(Won)	7,738,104

	December 31, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	659,405	(Won)	—	(Won)	659,405
Financial Instruments		—		—		567,269		—		567,269
Short-term investment securities		—		400,531		—		—		400,531
Long-term investment securities (Note a)		—		1,680,582		—		—		1,680,582
Trade receivables, net (Note c)		—		—		1,971,815		—		1,971,815
Loan and other receivables, net (Note b)		—		—		3,518,690		—		3,518,690
Derivatives assets		1,961		—		—		201,421		203,382

Total	(Won)	1,961	(Won)	2,081,113	(Won)	6,717,179	(Won)	201,421	(Won)	9,001,674

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	January 1, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	905,561	(Won)	—	(Won)	905,561
Financial Instruments		—		—		478,535		—		478,535
Short-term investment securities		—		376,722		—		—		376,722
Long-term investment securities (Note a)		—		2,443,978		—		—		2,443,978
Trade receivables, net (Note c)		—		—		1,865,874		—		1,865,874
Loan and other receivables, net (Note b)		—		—		3,594,065		—		3,594,065
Derivatives assets		148,569		—		—		166,089		314,658

Total	(Won)	148,569	(Won)	2,820,700	(Won)	6,844,035	(Won)	166,089	(Won)	9,979,393

(Note a)	Long-term investment securities designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract; as such the entire financial instrument is measured at fair value whose changes are recognized in current period income.
(Note b)	Details of loan and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Short-term loans, net	(Won)	100,429	(Won)	94,924	(Won)	75,941
Accounts receivable — other, net		908,836		2,531,847		2,421,874
Advanced payments and other(*)		22,309		30,157		20,431
Long-term loans, net		95,565		84,323		81,109
Long-term accounts receivable — other, net		5,393		527,106		761,735
Guarantee deposits		245,218		250,333		232,975

	(Won)	1,377,750	(Won)	3,518,690	(Won)	3,594,065

(*)	Advanced payments and other noted above is included in the Company’s statement of financial position, current assets, Advance payments and other line balance. However, the financial statement line item includes additional other balances not shown in above schedule.
(Note c)	Details of Trade receivables, net as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Accounts receivable — trade, net	(Won)	1,823,170	(Won)	1,949,397	(Won)	1,832,697
Long-term trade receivables, net(*) (FN 5.b)		12,471		22,418		33,177

	(Won)	1,835,641	(Won)	1,971,815	(Won)	1,865,874

(*)	Long-term trade receivables, net are included in the Company’s statement of financial position, non-current assets and other.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

b.	Details of financial liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Accounts payable-trade	(Won)	—	(Won)	195,391	(Won)	—	(Won)	195,391
Derivatives liabilities		—		—		4,645		4,645
Borrowings (FN 13.a, 13.b)		—		1,035,074		—		1,035,074
Bonds payable (Note a) (FN 13.c)		397,886		4,363,002		—		4,760,888
Other payables (Note b)		—		3,312,642		—		3,312,642

Total	(Won)	397,886	(Won)	8,906,109	(Won)	4,645	(Won)	9,308,640

	December 31, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Accounts payable-trade	(Won)	—	(Won)	195,777	(Won)	—	(Won)	195,777
Derivatives liabilities		5,043		—		25,111		30,154
Borrowings (FN 13.a, 13.b)		—		1,272,056		—		1,272,056
Bonds payable (Note a) (FN 13.c)		461,655		4,071,328		—		4,532,983
Other payables (Note b)		—		2,485,789		—		2,485,789

Total	(Won)	466,698	(Won)	8,024,950	(Won)	25,111	(Won)	8,516,759

	January 1, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Accounts payable-trade	(Won)	—	(Won)	164,314	(Won)	—	(Won)	164,314
Derivatives liabilities		3,372		—		67,441		70,813
Borrowings (FN 13.a, 13.b)		—		1,548,251		—		1,548,251
Bonds payable (Note a) (FN 13.c)		442,422		4,904,309		—		5,346,731
Other payables (Note b)		—		2,246,413		—		2,246,413

Total	(Won)	445,794	(Won)	8,863,287	(Won)	67,441	(Won)	9,376,522

(Note a)	Bonds payables designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period income or expenses.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Note b)	Details of other payables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Accounts payables-other	(Won)	1,507,458	(Won)	1,433,812	(Won)	1,306,486
Withholdings		10,835		5,137		5,069
Accrued expenses		744,673		677,480		419,816
Current portion of LT payables and other (Note c)		120,452		214,416		219,810
Long-term payables — other		847,496		54,783		170,953
Finance lease liabilities		41,940		60,075		77,709
Other non-current liabilities		39,788		40,086		46,570

	(Won)	3,312,642	(Won)	2,485,789	(Won)	2,246,413

(Note c)	Details of current portion of long-term debt, net as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows ( in millions of Korean won);

	December 31, 2011		December 31, 2010		January 1, 2010
Current portion of LT payables (FN 14)	(Won)	89,144	(Won)	168,948	(Won)	149,217
Current portion of finance lease liabilities (FN 16)		31,308		45,468		70,593

Current portion of LT payables and other		120,452		214,416		219,810
Current portion of LT borrowings (FN 13.b)	(Won)	10,510	(Won)	512,378	(Won)	149,142
Current portion of bonds-payables, net (FN 13.c)		1,531,879		874,437		893,431

	(Won)	1,662,841	(Won)	1,601,231	(Won)	1,262,383

c.    Financial Instruments Hierarchy

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on observable or unobservable fair value of the instrument.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2011 and 2010 are as follows (in millions of Korean won):

	December 31, 2011
Type	Level 1		Level 2		Level 3		Total
Financial assets designated as FVTPL	(Won)	—	(Won)	16,617	(Won)	1,018	(Won)	17,635
Available- for-sale financial assets(*)		1,192,386		532		197,019		1,389,937
Derivatives assets designated as hedging instruments		—		252,935		—		252,935
Financial liabilities designated as FVTPL		397,886		—		—		397,886
Derivatives liabilities designated as hedging instruments		—		4,645		—		4,645

(*)	Certain AFS securities which the Company was not able to reasonably estimate its fair value are recognized at acquisition cost, as such, excluded from above fair value disclosure.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	December 31, 2010
Type	Level 1		Level 2		Level 3		Total
Financial assets designated as FVTPL	(Won)	—	(Won)	—	(Won)	1,961	(Won)	1,961
Available- for-sale financial assets		1,613,857		3,097		288,951		1,905,905
Derivatives assets designated as hedging instruments		—		201,421		—		201,421
Financial liabilities designated as FVTPL		461,655		5,043		—		466,698
Derivatives liabilities designated as hedging instruments		—		25,111		—		25,111

For the year ended December 31, 2011 and 2010, there is no transfer between Level 1 and Level 2.

Details of changes in financial assets classified as Level 3 for the year ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
Type	Beginning Balance		Acquisition		Income /(loss)		Comprehensive Income		Transfer		Disposal		Ending Balance
Financial assets designated as FVTPL	(Won)	1,961	(Won)	—	(Won)	(943)	(Won)	—	(Won)	—	(Won)	—	(Won)	1,018
Available- for-sale financial assets		288,951		1,976		—		(93,593)		—		(315)		197,019

	For the year ended December 31, 2010
Type	Beginning Balance		Acquisition		Income /(loss)		Comprehensive Income		Transfer		Disposal		Ending Balance
Financial assets designated as FVTPL	(Won)	1,235	(Won)	—	(Won)	726	(Won)	—	(Won)	—	(Won)	—	(Won)	1,961
Available- for-sale financial assets		225,664		—		—		82,280		(18,993)		—		288,951

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

5.	TRADE AND OTHER RECEIVABLES

a.    Details of short-term trade and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Accounts receivable — trade	(Won)	2,063,611	(Won)	2,198,050	(Won)	2,066,492
Less allowance for doubtful accounts		(240,441)		(248,653)		(233,525)

Accounts receivable — trade, net		1,823,170		1,949,397		1,832,967

Short-term loans		102,693		96,353		80,819
Less allowance for doubtful accounts		(2,264)		(1,429)		(4,878)

Short-term loans, net		100,429		94,924		75,941

Accounts receivable — other		953,821		2,577,961		2,471,992
Less allowance for doubtful accounts		(44,985)		(46,114)		(50,118)

Accounts receivable — other, net		908,836		2,531,847		2,421,874

Accrued income		21,989		29,579		13,478
Less allowance for accrued income		(142)		—		(266)

Accrued income, net		21,847		29,579		13,212

Other		462		579		7,219

	(Won)	2,854,744	(Won)	4,606,326	(Won)	4,351,213

b.    Details of long-term trade and other receivables as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Long-term accounts receivable — trade	(Won)	12,471	(Won)	22,418	(Won)	32,907
Long-term loans		126,553		115,509		113,002
Less allowance for doubtful accounts		(30,988)		(31,186)		(31,893)

Long-term loans, net		95,565		84,323		81,109

Long-term accounts receivable — other		5,393		527,106		761,735
Guarantee deposits		245,218		250,333		232,975

	(Won)	358,647	(Won)	884,180	(Won)	1,108,726

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

c.    Details of changes in allowance for doubtful accounts for the years ended December 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Beginning balance	(Won)	327,382	(Won)	320,680
Increase of bad debt		96,595		90,073
Reversal of allowance for doubtful accounts		(2,301)		(805)
Write-off		(121,805)		(97,979)
Collection of receivables written off		18,839		15,782
Change in scope of consolidation and foreign exchange differences		110		(369)

Ending balance	(Won)	318,820	(Won)	327,382

d.    Details of accounts receivable-trade and other receivables, overdue but not impaired, and impaired-accounts receivable as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Accounts receivable- trade		Other receivables (Note)		Accounts receivable- trade		Other receivables (Note)		Accounts receivable- trade		Other receivables (Note)
Accounts receivable	(Won)	1,417,574	(Won)	1,287,606	(Won)	1,573,968	(Won)	3,413,129	(Won)	1,474,817	(Won)	3,521,278
Overdue but not impaired accounts receivable		34,030		32,144		69,105		25,035		41,475		18,269
Impaired- accounts receivable		624,478		136,379		577,395		159,256		583,107		141,673
Sub-total		2,076,082		1,456,129		2,220,468		3,597,420		2,099,399		3,681,220
Doubtful accounts		(240,441)		(78,379)		(248,653)		(78,729)		(233,525)		(87,155)

Ending balance	(Won)	1,835,641	(Won)	1,377,750	(Won)	1,971,815	(Won)	3,518,691	(Won)	1,865,874	(Won)	3,594,065

(Note)	Consists of short-term loans, net, accounts-receivable-other, net, accrued income, net, long-term loans, net, long-term accounts receivable-other, net, guarantee deposits, and other.

The Company estimates allowance for doubtful accounts for the period based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

Details of aging analysis of accounts receivable which are overdue but not impaired as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Accounts receivable- trade		Other receivable (Note)		Accounts receivable- trade		Other receivable (Note)		Accounts receivable- trade		Other receivable (Note)
Less than 1 month	(Won)	9,125	(Won)	15,384	(Won)	9,070	(Won)	4,823	(Won)	5,445	(Won)	3,355
1 ~ 3 months		8,063		3,147		6,149		3,046		1,127		1,205
3 ~ 6 months		4,124		713		3,579		1,677		25,561		1,220
More than 6 months		12,718		12,900		50,307		15,489		9,342		12,489

	(Won)	34,030	(Won)	32,144	(Won)	69,105	(Won)	25,035	(Won)	41,475	(Won)	18,269

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Note)	Consist of short-term loans, net, accounts-receivable-other, net, accrued income, net, long-term loans, net, long-term accounts receivable-other, net, guarantee deposits, and other.

6.	INVENTORIES

Inventories as of December 31, 2011, December 31, 2010 and January 1, 2010 consist of the following (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Raw materials and supplies	(Won)	4,630	(Won)	3,319	(Won)	3,347
Work in process and semi-finished goods		286		475		—
Finished goods and merchandise		219,823		147,445		117,273

Total		224,739		151,239		120,620
Write-down of Inventory		(5,149)		(2,016)		(1,303)

Net	(Won)	219,590	(Won)	149,223	(Won)	119,317

Cost of inventory recognized as an expenses for the years ended December 31, 2011 and 2010 were (Won) 959,276 million and (Won) 640,933 million, respectively.

7.	INVESTMENT SECURITIES

a.    Short-term Investment Securities

Short-term investment securities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	Acquisition cost at December 31, 2011		Fair value at December 31, 2011		Carrying amount
					December 31, 2011		December 31, 2010		January 1, 2010
Beneficiary certificate (Note)	(Won)	94,251	(Won)	91,539	(Won)	91,539	(Won)	204,716	(Won)	370,125
Current portion of long-term investment securities		3,004		3,290		3,290		195,815		6,597

Total	(Won)	97,255	(Won)	94,829	(Won)	94,829	(Won)	400,531	(Won)	376,722

(Note)	The distributions arising from some beneficiary certificates as of December 31, 2011, are accounted for as accrued income.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

b.    Long-term Investment Securities

Long-term investment securities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Equity securities:
Marketable equity securities	(Won)	1,100,847	(Won)	1,409,142	(Won)	1,821,677
Unlisted equity securities		97,397		90,368		44,081
Investment in funds		281,877		345,589		228,836

Sub-total		1,480,121		1,845,099		2,094,594
Debt securities (Note 1):
Public bonds (Note 2)		413		417		1,481
Bond-type beneficiary certificate		—		—		305,677
Investment bonds (Note 3)		60,701		30,881		48,823

Sub-total		61,114		31,298		355,981

Total		1,541,235		1,876,397		2,450,575
Less current portion		(3,290)		(195,815)		(6,597)

Long-term portion	(Won)	1,537,945	(Won)	1,680,582	(Won)	2,443,978

(Note 1)	The interest income earned from public bonds for the years ended December 31, 2011 and December 31, 2010 was (Won)7,660 million, (Won)2,057 million, respectively.

(Note 2)	Details of maturity for the public bonds as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won)

	December 31, 2011		December 31, 2010		January 1, 2010
Less than 1 year	(Won)	45	(Won)	4	(Won)	1,063
1 ~ 5 years		368		413		418

Total		413		417		1,481

(Note 3)	The Company acquired convertible bonds of Nano En-Tech (Book Value: 16,617 million) during the year ended December 31, 2011 which are classified as financial asset at FVTPL. The difference between acquisition cost and fair value is accounted as a gain (loss) within financial asset at FVTPL of finance income (loss).

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

8.	INVESTMENTS IN ASSOCIATES

Investments in associates accounted for using the equity method as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

	December 31, 2011				Carrying amount
	Number of shares	Ownership percentage (%)	Acquisition Cost		December 31, 2011		December 31, 2010		January 1, 2010
SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	190,000	(Won)	128,320	(Won)	117,905	(Won)	112,531
SK China Company Ltd.	720,000	22.5		49,529		48,488		46,573		3,918
SK USA, Inc.	49	49.0		3,184		4,534		5,972		5,498
MRO Korea Inc. (Note a)	680,000	42.5		12,250		12,250		—		—
Benex Sector Limited Partnership IV	2,500	49.7		25,000		24,907		24,953		—
F&U Credit information Co., Ltd.	300,000	50.0		2,410		3,565		4,529		4,481
Korea IT Fund (Note b)	190	63.3		190,000		230,980		226,633		220,957
JYP Entertainment Corporation	691,680	25.5		4,150		4,008		4,150		—
Konan Technology	78,550	29.5		13,456		4,760		4,410		3,320
Etoos Co., Ltd (Note c)	701,000	15.6		18,993		13,928		14,339		—
BMC Digital Culture and Contents Venture Fund	100	39.8		10,000		8,415		8,925		9,824
Wave City Development Co., Ltd. (Note c)	382,000	19.1		1,967		1,124		1,392		1,532
IBKC-bmc Cultural Contents Fund	—	25.0		2,500		2,326		2,292		2,398
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000		1,165		2,008		2,102
BMC Movie Expert Fund	135	46.6		13,500		13,926		13,977		13,261
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000		396,553		386,417		—
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		8,376		8,001		7,264		7,272
Television Media Korea Ltd. (Note d)	18,564,000	51.0		18,568		15,262		18,568		—
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	11,010,280	28.9		26,334		11,814		19,313		15,000
NanoEnTek, Inc. (Note e)	1,807,130	9.3		11,000		10,470		—		—
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475		5,886		4,714		4,247
SK Industrial Development China Co., Ltd. (Note f)	—	35.0		83,691		83,691		—		18,009
PT. Melon Indonesia	4,900,000	49.0		6,492		5,326		6,210		—
Packet One Network (Note g)	1,151,556	28.2		137,751		103,409		116,160		—
Mobile Money Ventures, LLC	—	50.0		12,762		983		3,206		5,534
SK Technology Innovation Company (Note h)	—	49.0		85,873		75,974		25,052		—
LightSquared Inc. (Note c)	3,387,916	3.3		72,096		49,441		72,096		—
ViKi, Inc. (Note i)	—	26.3		17,799		17,799		—		—
IHQ, Inc. (Note j)	—	—		—		—		—		20,178
Skytel Co., Ltd. (Note j)	—	—		—		—		—		14,958
HanaroDream Incorporated (Note j)	—	—		—		—		—		6,687
TR Entertainment and other	—	—		156,907		97,300		67,634		78,206

Total			(Won)	1,580,063	(Won)	1,384,605	(Won)	1,204,692	(Won)	549,913

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Note a)	For the year ended December 31, 2011, the Company acquired 680,000 shares of MRO Korea Inc. As a result, the Company holds 42.5% ownership in MRO Korea Inc.
(Note b)	Under an agreement with Korea IT Fund, the Company only has 14.3% voting rights, as such does not have control over Korea IT Fund.
(Note c)	The Company classified the investments in Etoos Co., Ltd., Wave City Development Co., Ltd., and LightSquared Inc., as investments in associates as the Company can exercise significant influence on these investees through participation of their board of directors even though the Company has less than 20% of equity interests in those investees. Lightsquared plans to build a wholesale wireless broadband network in the United States, but has incurred recurring operating loss and the Federal Communications Commission has recently proposed to suspend its license due to signal interference with the global positioning system, which if not resolved may result in the Company recognizing a write-down on its investments in the near future.
(Note d)	Though the Company has 51% ownership of Television Media Korea Ltd., it does not have control and the entity is considered a joint venture. Additionally, the Company accounts for joint ventures under the equity method, as such entity has been classified as investments in associates.
(Note e)	For the year ended December 31, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., it has the ability to exercise significant influence on NanoEnTek, Inc., through participation on their board of directors and as such the entity is considered as an equity method investee.
(Note f)	For the year ended December 31, 2011, the Company additionally invested (Won)83,691 million in SK Industrial Development China Co., Ltd. As a result, the Company holds 35.0% ownership in SK Industrial Development China Co., Ltd.
(Note g)	For the year ended December 31, 2011, the Company additionally invested (Won)17,895 million in Packet One Network and acquired additional 172,082 shares.
(Note h)	For the year ended December 31, 2011, the Company additionally invested (Won)57,727 million in SK Technology Innovation Company.
(Note i)	For the year ended December 31, 2011, SK Planet Co., Ltd., the Company’s subsidiary, invested (Won)17,799 million and holds 26.3% ownership in ViKi, Inc. SK Planet acquired interest in Viki Inc., during November 2011.
(Note j)	For the year ended December 31, 2010, the Company sold majority of its interest in IHQ Inc. and Skytel Co., Ltd. which subsequently are accounted for as available for sale securities, while the Company sold all of its interest in Hanaro Dream Incorporation.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Details of changes in Investments in associates accounted for using the equity method for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance
SK Marketing & Company Co., Ltd.	(Won)	117,905	(Won)	—	(Won)	—	(Won)	9,952	(Won)	817	(Won)	(354)	(Won)	—	(Won)	128,320
SK China Company Ltd.		46,573		—		—		1,022		893		—		—		48,488
SK USA, Inc.		5,972		—		—		(1,472)		34		—		—		4,534
MRO Korea Inc.		—		12,250		—		—		—		—		—		12,250
Benex Sector Limited Partnership IV		24,953		—		—		(26)		(20)		—		—		24,907
F&U Credit information Co., Ltd.		4,529		—		—		36		—		—		(1,000)		3,565
Korea IT Fund		226,633		—		—		11,904		(466)		—		(7,091)		230,980
JYP Entertainment Corporation		4,150		—		—		(142)		—		—		—		4,008
Konan Technology		4,410		—		—		351		(1)		—		—		4,760
Etoos Co., Ltd		14,339		—		—		(710)		299		—		—		13,928
BMC Digital Culture and Contents Venture Fund		8,925		—		—		(510)		—		—		—		8,415
Wave City Development Co., Ltd.		1,392		—		—		(268)		—		—		—		1,124
IBKC-bmc Cultural Contents Fund		2,292		—		—		34		—		—		—		2,326
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008		—		—		(843)		—		—		—		1,165
BMC Movie Expert Fund		13,977		—		—		(51)		—		—		—		13,926
HanaSK Card Co., Ltd.		386,417		—		—		10,213		(112)		35		—		396,553
Daehan Kanggun BcN Co., Ltd.		7,264		1,068		—		(331)		—		—		—		8,001
Television Media Korea Ltd.		18,568		—		—		(3,306)		—		—		—		15,262
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		19,313		1,000		—		(8,743)		244		—		—		11,814
NanoEnTek, Inc.		—		11,000		—		(490)		(22)		(18)		—		10,470
UNISK (Beijing) Information Technology Co., Ltd.		4,714		—		—		597		575		—		—		5,886
SK Industrial Development China Co., Ltd.		—		83,691				—		—		—		—		83,691
PT. Melon Indonesia		6,210		—		—		(910)		26		—		—		5,326
Packet One Network		116,160		17,895		—		(32,569)		(345)		2,268		—		103,409
Mobile Money Ventures, LLC		3,206		—		—		595		—		59		(2,877)		983
SK Technology Innovation Company		25,052		57,727		—		(5,675)		(1,130)		—		—		75,974
LightSquared Inc.		72,096		—		—		(21,142)		(1,513)		—		—		49,441
ViKi, Inc. (Note a)		—		17,799				—		—		—		—		17,799
TR Entertainment and other		67,634		37,545		(3,807)		(6,733)		401		2,260		—		97,300

Total	(Won)	1,204,692	(Won)	239,975	(Won)	(3,807)	(Won)	(49,217)	(Won)	(320)	(Won)	4,250	(Won)	(10,968)	(Won)	1,384,605

(Note a)	SK Planet acquired interest in Viki Inc., during November 2011.

For the year ended December 31, 2011, equity in earnings (losses) of investments in associates in the statements of income includes (Won)2,861 million of gain on disposal of investments in associates and (Won)793 million of loss on disposal of investments in associates, which is not reflected above.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance
SK Marketing & Company Co., Ltd.	(Won)	112,531	(Won)	—	(Won)	—	(Won)	5,421	(Won)	(47)	(Won)	—	(Won)	—	(Won)	117,905
SK China Company Ltd.		3,918		44,859		(947)		935		(2,192)		—		—		46,573
SK USA, Inc.		5,498		—		—		618		(144)		—		—		5,972
Benex Sector Limited Partnership IV		—		25,000		—		(264)		217		—		—		24,953
F&U Credit information Co., Ltd.		4,481		—		—		48		—		—		—		4,529
Korea IT Fund		220,957		—		—		7,680		954		—		(2,958)		226,633
JYP Entertainment Corporation		—		2,903		—		—		—		1,247		—		4,150
Konan Technology		3,320		—		—		1,090		—		—		—		4,410
Etoos Co., Ltd		—		—		—		(474)		—		14,813		—		14,339
BMC Digital Culture and Contents Venture Fund		9,824		—		—		(899)		—		—		—		8,925
Wave City Development Co., Ltd.		1,532		—		—		(140)		—		—		—		1,392
IBKC-bmc Cultural Contents Fund		2,398		—		—		(106)		—		—		—		2,292
Hanhwa No.2 Daisy Entertainment Investment Fund		2,102		—		—		(94)		—		—		—		2,008
BMC Movie Expert Fund		13,261		—		—		716		—		—		—		13,977
HanaSK Card Co., Ltd.		—		400,000		—		(13,481)		(102)		—		—		386,417
Daehan Kanggun BcN Co., Ltd.		7,272		—		—		(8)		—		—		—		7,264
Television Media Korea Ltd.		—		18,568		—		—		—		—		—		18,568
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		15,000		—		2,959		1,394		(40)		—		—		19,313
UNISK(Beijing) Information Technology Co., Ltd.		4,247		—		—		427		40		—		—		4,714
SK Industrial Development		18,009		—		(18,009)		—		—		—		—		—
PT. Melon Indonesia		—		6,493		—		13		(296)		—		—		6,210
Packet One Network		—		119,856		—		(3,823)		127		—		—		116,160
Mobile Money Ventures, LLC		5,534		—		—		(2,225)		—		(103)		—		3,206
SK Technology Innovation		—		28,146		—		(2,836)		(258)		—		—		25,052
LightSquared Inc.		—		72,096		—		—		—		—		—		72,096
IHQ, Inc. (Note a)		20,178		—		(13,642)		(1,490)		(16)		(5,030)		—		—
Skytel Co., Ltd. (Note a)		14,958		—		(7,859)		2,833		1,337		(10,825)		(444)		—
Hanaro Dream Incorporation (Note a)		6,687		—		(6,687)		—		—		—		—		—
TR Entertainment and other		78,206		18,184		(13,120)		(10,712)		(269)		(4,655)		—		67,634

Total	(Won)	549,913	(Won)	736,105	(Won)	(57,305)	(Won)	(15,377)	(Won)	(689)	(Won)	(4,553)	(Won)	(3,402)	(Won)	1,204,692

(Note a)	For the year ended December 31, 2010, the Company sold majority of its interest in IHQ Inc. and Skytel Co., Ltd. which subsequently are accounted for as available for sale securities, while the Company sold all of its interest in Hanaro Dream Incorporation.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

For the year ended December 31, 2010, equity in earnings (losses) of investments in associates in the statements of income includes (Won)21,895 million of gain on disposal of investments in associates and (Won)9,932 million of loss on disposal of investments in associates, which is not reflected above.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning Balance		Increase/ (Decrease)		Amortization		Ending balance
MRO Korea Inc.	(Won)	—	(Won)	8,323	(Won)	—	(Won)	8,323
Benex Sector Limited Partnership IV		116		—		—		116
F&U Credit information Co., Ltd.		461		—		—		461
JYP Entertainment Corporation		3,479		—		—		3,479
Konan Technology		1,312		—		—		1,312
Etoos Co., Ltd		13,876		—		(462)		13,414
HanaSK Card Co., Ltd.		47,848		—		(2,328)		45,520
Television Media Korea Ltd.		240		—		—		240
Candle Media Co., Ltd.		5,531		397		—		5,928
NanoEnTek, Inc.		7,145		—		—		7,145
Packet One Network		76,479		—		(115)		76,364
TR Entertainment and other		14,422		2,133		—		16,555

Total	(Won)	170,909	(Won)	10,853	(Won)	(2,905)	(Won)	178,857

	For the year ended December 31, 2010
	Beginning Balance		Increase/ (Decrease)		Amortization		Ending balance
Benex Sector Limited Partnership IV	(Won)	116	(Won)	—	(Won)	—	(Won)	116
F&U Credit information Co., Ltd.		461		—		—		461
JYP Entertainment Corporation		—		3,479		—		3,479
Konan Technology		1,312		—		—		1,312
Etoos Co., Ltd		—		14,112		(236)		13,876
HanaSK Card Co., Ltd.		—		48,671		(823)		47,848
Television Media Korea Ltd.		—		240		—		240
Candle Media Co., Ltd.		12,805		(7,274)		—		5,531
NanoEnTek, Inc.		—		7,145		—		7,145
Packet One Network		—		76,588		(109)		76,479
TR Entertainment and other		5,243		9,179		—		14,422

Total	(Won)	19,937	(Won)	152,140	(Won)	(1,168)	(Won)	170,909

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Increase		Decrease		Ending balance
SK China Company Ltd.	(Won)	823	(Won)	—	(Won)	—	(Won)	823
Konan Technology		79		—		(23)		56
Etoos Co., Ltd		(186)		—		—		(186)
ULand Company Ltd. and other		3,844		—		(1,269)		2,575

Total	(Won)	4,560	(Won)	—	(Won)	(1,292)	(Won)	3,268

	For the year ended December 31, 2010
	Beginning balance		Increase		Decrease		Ending balance
SK China Company Ltd.	(Won)	1,086	(Won)	—	(Won)	(263)	(Won)	823
Konan Technology		102		—		(23)		79
Etoos Co., Ltd		—		(239)		53		(186)
ULand Company Limited and other		5,260		—		(1,416)		3,844

Total	(Won)	6,448	(Won)	(239)	(Won)	(1,649)	(Won)	4,560

As the investments in associate are written down to zero and the equity method accounting ceased, accumulated unrecorded equity in losses as of December 31, 2011 are as follows;

	Unrealized loss		Unrealized change in equity
SK Wyverns Baseball Club Co., Ltd.	(Won)	1,099	(Won)	—
ULand Company Limited		496		50
Cyworld Holdings Hong Kong and other		2,937		334

Total	(Won)	4,532	(Won)	384

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The condensed financial information of the investees as of and for the year ended December 31, 2011 and 2010 is as follows (In millions of Korean won):

	As of and for the year ended December 31, 2011
	Total assets		Total liabilities		Revenue		Net income (loss)
SK Marketing & Company Co., Ltd.	(Won)	753,508	(Won)	496,867	(Won)	652,749	(Won)	21,543
SK China Company Ltd.		281,579		58,124		43,526		4,542
SK USA, Inc.		20,184		10,932		10,623		(2,133)
MRO Korea Inc.		31,335		22,095		124,986		1,001
Benex Sector Limited Partnership IV		50,357		478		—		(1,717)
F&U Credit information Co., Ltd.		13,511		7,303		50,554		110
Korea IT Fund		364,706		—		—		10,502
JYP Entertainment Corporation		17,467		14,424		17,722		407
Konan Technology		15,507		3,622		11,790		651
Etoos Co., Ltd.		69,994		67,889		107,174		(743)
BMC Digital Culture and Contents		21,288		166		187		(621)
Wave City Development Co., Ltd.		129,768		123,882		431		(1,399)
IBKC-bmc Cultural Contents Fund		9,387		81		638		106
Hanhwa No.2 Daisy Entertainment		5,877		51		92		(1,518)
BMC Movie Expert Fund		30,068		153		4,690		1,019
HanaSK Card Co., Ltd.		9,810,720		9,094,326		849,719		25,593
Daehan Kanggun BcN Co., Ltd.		213,896		186,305		12,772		(1,132)
Television Media Korea Ltd.		34,606		5,151		4,919		(6,481)
Candle Media Co., Ltd.		25,978		5,588		27,494		(5,650)
NanoEnTek, Inc.		52,649		20,379		13,088		(8,809)
UNISK(Beijing) Information		20,401		8,388		16,028		1,202
SK Industrial Development China Co., Ltd.		245,294		517		—		4,214
PT. Melon Indonesia		12,112		1,242		803		(1,860)
Packet One Network		269,362		197,048		99,918		(72,307)
Mobile Money Ventures, LLC		2,191		227		6,294		1,189
SK Technology Innovation		159,745		4,695		—		(11,556)
LightSquared Inc.		4,647,136		3,125,885		33,374		(669,558)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	As of and for the year ended December 31, 2010
	Total assets		Total liabilities		Revenue		Net income (loss)
SK Marketing & Company Co., Ltd.	(Won)	659,847	(Won)	422,452	(Won)	415,270	(Won)	18,751
SK China Company Ltd.		212,370		1,784		15,876		4,155
SK USA, Inc.		22,035		10,706		9,303		10,358
Benex Sector Limited Partnership IV		49,538		3		—		(644)
F&U Credit information Co., Ltd.		18,747		10,648		47,767		213
Korea IT Fund		367,721		—		28,377		22,014
JYP Entertainment Corporation		15,186		12,550		21,680		904
Konan Technology		15,590		4,814		14,596		3,620
Etoos Co., Ltd.		74,938		73,164		29,719		(3,683)
BMC Digital Culture and Contents		21,531		4		336		(2,035)
Wave City Development Co., Ltd.		126,413		119,128		693		(734)
IBKC-bmc Cultural Contents Fund		9,190		20		395		13
Hanhwa No.2 Daisy Entertainment		10,092		50		4		(203)
BMC Movie Expert Fund		28,899		3		2,385		410
HanaSK Card Co., Ltd.		3,315,740		2,684,243		492,499		(58,914)
Daehan Kanggun BcN Co., Ltd.		165,754		140,707		—		4
Television Media Korea Ltd.		36,402		465		—		(291)
Candle Media Co., Ltd.		40,191		16,109		19,613		(23,691)
UNISK(Beijing) Information		14,769		5,149		10,261		871
PT. Melon Indonesia		13,759		1,085		—		27
Packet One Network		268,617		145,422		74,893		(59,635)
Mobile Money Ventures, LLC		9,407		2,996		4,472		(3,767)
SK Technology Innovation		52,949		1,849		—		(5,934)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

9.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Land	(Won)	730,361	(Won)	707,970	(Won)	706,599
Buildings and structures		2,100,510		1,988,759		1,960,584
Machinery		21,340,424		19,742,398		19,723,401
Other		1,617,736		1,414,837		1,169,438
Construction in progress		805,410		447,480		417,028

Total		26,594,441		24,301,444		23,977,050
Less accumulated depreciation		(17,561,502)		(16,146,012)		(15,947,353)
Accumulated impairment		(1,941)		(2,019)		(2,019)

Property and equipment, net	(Won)	9,030,998	(Won)	8,153,413	(Won)	8,027,678

Details of changes in property and equipment for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Change of consolidation scope		Ending balance
Land	(Won)	707,970	(Won)	3,300	(Won)	(1,968)	(Won)	21,059	(Won)	—	(Won)	—	(Won)	730,361
Buildings and structures		1,260,633		93,230		(6,313)		27,952		(85,309)		—		1,290,193
Machinery		5,167,143		390,376		(26,662)		1,640,380		(1,677,640)		(25)		5,493,572
Other		570,187		1,289,809		(6,347)		(1,039,031)		(104,996)		1,839		711,461
Construction in progress		447,480		1,183,841		(8,322)		(817,588)		—		—		805,411

Total	(Won)	8,153,413	(Won)	2,960,556	(Won)	(49,612)	(Won)	(167,228)	(Won)	(1,867,945)	(Won)	1,814	(Won)	9,030,998

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	706,599	(Won)	1,622	(Won)	(7,000)	(Won)	6,749	(Won)	—	(Won)	707,970
Buildings and structures		1,316,534		11,848		(910)		11,641		(78,480)		1,260,633
Machinery		5,211,662		318,969		(91,333)		1,282,418		(1,554,573)		5,167,143
Other		375,856		982,562		(6,028)		(691,521)		(90,682)		570,187
Construction in progress		417,027		827,308		(46,581)		(750,274)		—		447,480

Total	(Won)	8,027,678	(Won)	2,142,309	(Won)	(151,852)	(Won)	(140,987)	(Won)	(1,723,735)	(Won)	8,153,413

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

10.	INVESTMENT PROPERTY

Investment property as of December 31, 2011, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Land	(Won)	23,153	(Won)	29,179	(Won)	23,602
Buildings		295,767		183,406		200,432

Total		318,920		212,585		224,034
Less accumulated depreciation		(47,834)		(15,278)		(11,292)

Investment property, net	(Won)	271,086	(Won)	197,307	(Won)	212,742

Details of changes in investment property for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	19,670	(Won)	—	(Won)	—	(Won)	3,483	(Won)	—	(Won)	23,153
Buildings		177,637		86,285		—		(8,887)		(7,102)		247,933

Total	(Won)	197,307	(Won)	86,285	(Won)	—	(Won)	(5,404)	(Won)	(7,102)	(Won)	271,086

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	23,602	(Won)	—	(Won)	—	(Won)	(3,932)	(Won)	—	(Won)	19,670
Buildings		189,140		1,991		—		(8,236)		(5,258)		177,637

Total	(Won)	212,742	(Won)	1,991	(Won)	—	(Won)	(12,168)	(Won)	(5,258)	(Won)	197,307

Details of fair value of investment property as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (In millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Land	(Won)	40,540	(Won)	39,082	(Won)	41,768
Buildings		272,794		176,465		176,669

	(Won)	313,334	(Won)	215,547	(Won)	218,437

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

Details of rent income and operating expenses from investment property for the year ended December 31, 2011 and December 2010 are as follows (In millions of Korean won):

	2011		2010
Rent income	(Won)	54,088	(Won)	46,460
Operating expenses		(42,141)		(30,212)

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

11.	GOODWILL

Details of goodwill as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236	(Won)	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443		358,443		358,443
Other goodwill		82,952		80,975		80,975
Net foreign exchange differences		2,302		(9,005)		(8,921)

	(Won)	1,749,933	(Won)	1,736,649	(Won)	1,736,733

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011		For the year ended December 31, 2010
Beginning of period	(Won)	1,736,649	(Won)	1,736,733
Goodwill increase due to acquisition and subsidiary change during the period		13,242		—
Effects of exchange of rate change		42		(84)

Ending of period	(Won)	1,749,933	(Won)	1,736,649

Impairment test of goodwill

The Company determines its recoverable amounts for its cash generating units (“CGU”) as the value-in-use of its CGUs.

(1) Goodwill related to acquisition of Shinsegi Telecomm, Inc.

For its investment in Shinsegi, the Company estimated the value-in-use based on cash flows from financial forecasts. The Company based its calculation on a five year financial forecast and used a 2% annual growth rate for periods subsequent to the forecast, using a discount rate of 5.6%.

Management believes the 2% annual growth rate will not exceed the Company’s long-term wireless business growth and that the total carrying amount will not exceed the total recoverable amount, even considering reasonable fluctuations in its current assumptions.

(2) Goodwill related to acquisition of SK Broadband Co., Ltd.

For its investment in SK Broadband, the Company estimated the value-in-use based on cash flows from financial forecasts. The Company based on its calculation on a five year financial forecast and used a 2.4% annual growth rate for periods subsequent to the forecast, using a discount rate of 7.6%.

Management believes the 2.4% annual growth rate will not exceed the Company’s long-term wired business growth and that the total carrying amount will not exceed the total recoverable amount, even considering reasonable fluctuations in its current assumptions.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

12.	INTANGIBLE ASSETS

Details of changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization	Impairment		Change of Consolidation Scope		Ending balance
Frequency use rights	(Won)	709,043	(Won)	1,333,796	(Won)	—	(Won)	—	((Won)153,737)	(Won)	—	(Won)	—	(Won)	1,889,102
Land use right		17,551		7,623		(54)		—	(5,794)		—		—		19,326
Industrial right		60,740		1,848		(1)		646	(3,759)		—		—		59,474
Software development costs		26,470		7,006		—		(609)	(8,481)		(459)		(2,966)		20,961
Customer relationships		226,940		1,791		—		—	(92,796)		—		5,883		141,818
Membership (Note a)		111,736		6,864		(2,440)		1,551	—		—		—		117,711
Other (Note b)		732,476		114,328		(1,784)		245,539	(343,089)		(2,120)		2,061		747,411

Total	(Won)	1,884,956	(Won)	1,473,256		((Won)4,279)	(Won)	247,127	((Won)607,656)		((Won)2,579)	(Won)	4,978	(Won)	2,995,803

	For the year ended December 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization	Impairment		Ending balance
Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	102,432	((Won)120,628)	(Won)	—	(Won)	709,043
Land use right		12,534		9,489		(189)		—	(4,283)		—		17,551
Industrial right		60,918		3,914		—		(8)	(4,084)		—		60,740
Software development costs		35,714		13,762		(243)		(2,280)	(8,945)		(11,538)		26,470
Customer relationships		317,670		—		—		—	(90,730)		—		226,940
Membership (Note a)		107,495		1,246		(359)		3,354	—		—		111,736
Other (Note b)		742,648		99,621		(7,122)		242,821	(344,601)		(891)		732,476

Total	(Won)	2,004,218	(Won)	128,032		((Won)7,913)	(Won)	346,319	((Won)573,271)		((Won)12,429)	(Won)	1,884,956

(Note a)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.

(Note b)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The book value and residual useful lives of major intangible assets as of December 31, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives
W-CDMA license	(Won)	485,652	Frequency use rights relating to W-CDMA service	(Note a)

W-CDMA license		81,555	Frequency use rights relating to W-CDMA service	(Note b)

800MHz license		385,168	Frequency use rights relating to CDMA and LTE service	(Note c)

1.8GHz license		928,203	Frequency use rights relating to LTE service	(Note d)

WiBro license		5,325	WiBro service	(Note e)

DMB license		3,120	DMB service	4 years and 6 months

Customer relationships		133,898	Customer relationships related to acquisition of SK Broadband Co., Ltd.	1 years and 9 months

(Note a)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) former Ministry of Information Communication) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(Note b)	The Company purchased an additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(Note c)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(Note d)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced once the Company started its related commercial LTE services in late 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(Note e)	The Company purchased a WiBro license from KCC on March 30, 2005. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life. The WiBro license will expire in March 2012.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

13.	BORROWINGS AND BONDS PAYABLE

a.    Short-term borrowings

Short-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Chinese yuan):

	Lender	rate (%)	December 31, 2011		December 31, 2010		January 1, 2010
Short-term borrowing (Korean won)	Hana Bank, etc.	4.49 ~ 6.87	(Won)	394,033	(Won)	328,710	(Won)	235,232
Short-term borrowing (Foreign currency)	SK China Company, Ltd	—	(US$	106,680 92,500)		—		9,237 (CNY54,000)
Commercial Paper	Shinhan Bank, etc.	3.83 ~ 3.85		200,000		195,000		310,000

Total			(Won)	700,713	(Won)	523,710	(Won)	554,469

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

b.    Long-term borrowings

Long-term borrowings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Chinese yuan:

Lender	Maturity	Annual interest rate (%) (Note)	December 31, 2011		December 31, 2010		January 1, 2010
Shinhan Bank	2011	91 days CD yield + 0.25	(Won)	—	(Won)	—	(Won)	200,000
Korea Development Bank	2011	91 days CD yield + 1.02		—	(Won)	100,000	(Won)	100,000
Citibank	2011	91 days CD yield + 1.20		—	(Won)	100,000	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30		—	(Won)	100,000	(Won)	100,000
Hana Bank	2011	91 days CD yield + 1.50		—	(Won)	150,000	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50		—	(Won)	50,000	(Won)	50,000
Industrial Bank of Korea	2010	2.78		—		—	(Won)	128
Korea Development Bank	2011	3.22		—	(Won)	3,251	(Won)	9,751
Kookmin Bank	2012	3.80	(Won)	1,977	(Won)	5,930	(Won)	9,883
Korea Development Bank	2013	”	(Won)	5,288	(Won)	8,814	(Won)	10,577
Korea Development Bank	2014	”	(Won)	8,238	(Won)	9,885	(Won)	9,885
Shinhan Bank	2015	”	(Won)	10,273	(Won)	10,273		—
Kookmin Bank	2016	”	(Won)	9,749		—		—
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000	US$	30,000
Bank of China	”	”	US$	20,000	US$	20,000	US$	20,000
DBS Bank	”	”	US$	25,000	US$	25,000	US$	25,000
SMBC	”	”	US$	25,000	US$	25,000	US$	25,000
Korea Exchange Bank	2010	5.44		—		—	US$	117,161
China Merchants Bank	2018	5.35	CNY	360,000	CNY	360,000		—
Korea Exchange Bank	2015	5.18~5.44	CNY	200,000	CNY	200,000		—
Hana Bank HK	2014	3M Libor + 3.2	US$	75,000		—		—

Total			(Won)	35,525	(Won)	538,153	(Won)	740,224
			US$	175,000	US$	100,000	US$	217,161
			CNY	560,000	CNY	560,000		CNY—

Equivalent in Korean won			(Won)	334,362	(Won)	748,346	(Won)	993,782
Less portion due within one year				(10,510)		(512,378)		(149,142)

Long-term portion			(Won)	323,852	(Won)	235,968	(Won)	844,640

(Note)	As of December 31, 2011, 3-month Libor rate is 0.58% and the 6-month Libor rate is 0.81%.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

c. Bonds payable

Bonds payable as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Japanese yen and thousands of Singapore dollars):

	Maturity	Annual Interest rate (%)	December 31, 2011		December 31, 2010		January 1, 2010
Domestic general bonds	2010	3.20~6.77	(Won)	—	(Won)	—	(Won)	510,000
”	2011	3.00~4.44				200,000		280,000
”	2013	4.00~6.92		450,000		450,000		450,000
”	2014	4.86~5.0		250,000		200,000		200,000
”	2015	4.62~5.0		250,000		200,000		200,000
”	2016	3.95~5.92		580,000		470,000		470,000
”	2018	5.0		200,000		200,000		200,000
”	2021	4.22		190,000		—		—
Unsecured private bonds	2010	6.50~7.07		—		—		20,000
Unsecured public bonds	2010	6.30~6.81		—		—		110,000
”	2011	9.08		—		25,000		25,000
Debentures	2010	8.75~9.25		—		—		80,000
”	2011	6.65~9.20		—		315,718		315,718
” (Note b)	2013	3.99		150,000		150,000		—
” (Note b)	2014	4.40~4.53		390,000		—		—
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670		350,280
Dollar denominated bonds (US$500,000)(Note c)	2012	7.0		576,650		596,951		611,301
Dollar denominated bonds (US$400,000)	2027	6.63		461,320		455,560		467,040
Yen denominated bonds (JPY 15,500,000)(Note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		230,200		216,547		195,737
Yen denominated bonds (JPY 5,000,000)(Note a)	2012	3 M Euro Yen TIBOR+2.5		74,258		69,854		63,141
Floating rate notes(US$ 150,000)(Note a)	2010	3 M LIBOR+3.05		—		—		175,140
Floating rate notes(US$ 220,000)(Note a)	2012	3 M LIBOR+3.15		253,726		250,558		256,872
Floating rate notes(US$ 250,000)(Note a)	2014	3 M LIBOR+1.60		288,325		—		—
Floating rate notes(SGD 65,000)(Note a)	2014	SOR rate+1.20		57,619		—		—
Convertible bonds (US$ 332,528)(Note d)	2014	1.75		397,886		461,655		442,422

Sub total				4,799,984		4,603,513		5,422,651
Less discounts on bonds				(39,096)		(70,530)		(75,920)

Net				4,760,888		4,532,983		5,346,731
Less portion due within one year				(1,531,879)		(874,437)		(893,431)

Long-term portion			(Won)	3,229,009	(Won)	3,658,546	(Won)	4,453,300

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate, the 3-month LIBOR rate and SOR rate as of December 31, 2011 are 0.20%, 0.33%, 0.58% and 0.55%, respectively.
(Note b)	According to the covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent and it cannot dispose of its property and equipment more than twenty times of net assets or (Won)10 trillion of its net assets in any given fiscal year.
(Note c)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquires more than 45% of ownership of SK Broadband Co., Ltd., a subsidiary of the Company, and its credit rating on the global bond (US$ 500,000 thousand) is downgraded below BB by S&P or Ba2 by Moody’s, SK Broadband Co., Ltd. is required to offer a buy-back of the related foreign currency debentures at the price of 101% of the principal. If the Company does not comply with the covenant, it may be required to perform an immediate redemption.
(Note d)

The convertible bonds are classified as financial liabilities as FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with a conversion price, determined at the time, of (Won)230,010 per share of the Company’s common stock, which was greater than the market value at the date of issuance. Conversion price will subsequently change based on changes in the Company’s common shares amount. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of December 31, 2011 is 2,192,102 shares.

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
In accordance with a resolution of the Board of Directors on January 21, 2011 and on July 28, 2011, the conversion price changed from (Won)220,000 to (Won)209,853 and the number of common shares that can be converted changed from 2,090,996 shares to 2,192,102 shares due to the payment of periodic dividends and payment of interim dividends. During the year ended December 31, 2011, no conversion was made.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

14.	LONG-TERM PAYABLES

As of December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ and 1.8GHz frequency and other details are as follows (in millions of Korean won):

	2.1GHz		800MHz		1.8GHz		Total
Period of repayment		2012 ~ 2014		2013 ~ 2015		2012 ~ 2021
Coupon rate (Note a)		3.58%		3.51%		3.00%
Annual effective interest rate (Note b)		5.89%		5.69%		5.25%
Nominal value	(Won)	52,600	(Won)	208,250	(Won)	746,250	(Won)	1,007,100

Present value at December 31, 2010	(Won)	50,166	(Won)	—	(Won)	—		50,166
Present value at the time of acquisition in 2011		—		197,190		679,607		876,797
Amortization of present value discount in 2011		1,025		1,925		205		3,155
Less portion due within one year		(17,296)		—		(71,848)		(89,144)

Long-term portion of W-CDMA payables	(Won)	33,895	(Won)	199,115	(Won)	607,964	(Won)	840,974
Other								6,522

Long-term payables — other							(Won)	847,496

(Note a)	The Company applied an annual interest equal to the government’s previous year public funds financing account rate less1%.
(Note b)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payable-other.

As of December 31, 2010 and January 1, 2010, the Company’s long-term payables — other consist of payables related to the acquisition of frequency use rights and other, in the amount of (Won)54,783 million and (Won)170,953 million, respectively.

The repayment schedule of long-term payables at December 31, 2011 is as follows (in millions of Korean won):

Year ending December 31,	Long-term payables
2012	92,158
2013	161,575
2014	161,575
2015 and thereafter	591,792

Total	1,007,100

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

15.	PROVISONS

Details of change in the provisions for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

For the years ended December 31, 2011	As of December 31, 2011
Beginning balance	Increase	Decrease	Ending balance	Current	Non-current
Provision for handset subsidy	(Won)	732,041	(Won)	877,042	((Won)846,994)	(Won)	762,089	(Won)	653,112	(Won)	108,977
Provision for point programs	353	1,052	(617)	788	60	728
Provision for restoration	32,522	8,466	(4,610)	36,378	3,876	32,502
Provision for warranty	140	14	—	154	—	154
Provision for sales return	49	77	(45)	81	81	—
Other provisions	11	69	(11)	69	69	—

Total	(Won)	765,116	(Won)	886,720	((Won)852,277)	(Won)	799,559	(Won)	657,198	(Won)	142,361

For the years ended December 31, 2010	As of December 31, 2010
Beginning balance	Increase	Decrease	Ending balance	Current	Non-current
Provision for handset subsidy	(Won)	609,733	(Won)	941,586	(Won)	(819,278)	(Won)	732,041	(Won)	652,563	(Won)	79,478
Provision for point programs	894	461	(1,002)	353	266	87
Provision for restoration	26,473	6,202	(153)	32,522	—	32,522
Provision for warranty	317	173	(350)	140	—	140
Provision for sales return	40	19	(10)	49	49	—
Other provisions	22	10	(21)	11	11	—

Total	(Won)	637,479	(Won)	948,451	((Won)820,814)	(Won)	765,116	(Won)	652,889	(Won)	112,227

Provision for handset subsidies

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

Provision for point programs

For marketing purposes, the Company grants points to subscribers when they enter into certain programs, such as, receiving paperless invoices or completing surveys for affiliates. The Company records a provision related to the unused and unexpired granted points, in accordance with the expected points’ usage duration. All unused points expire on their fifth anniversary.

Provision for restoration

In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements.

The Company records these restoration costs as PP&E and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

16.	FINANCIAL LEASE LIABILITIES

SK Broadband Co., Ltd., a subsidiary, has leased certain equipment related to telecommunication under the finance lease agreement with Cisco Capital Korea. The Company’s financial lease liabilities as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Finance lease liabilities :
Less due within one year (FN 4.b.Note (c))	(Won)	31,308	(Won)	45,468	(Won)	70,593
Long-term portion		41,940		60,075		77,709

The Company’s related interest and principal as of December 31, 2011, December 31, 2010 and January 1, are as follows (in millions of Korean won):

	December 31, 2011				December 31, 2010				January 1, 2010
	Minimum lease payments		Present value		Minimum lease payments		Present value		Minimum lease payments		Present value
2012	(Won)	34,198	(Won)	31,308	(Won)	50,680	(Won)	45,468	(Won)	77,577	(Won)	70,593
2013 ~ 2017		44,119		41,940		63,336		60,075		84,849		77,709

Sub-total		78,317		73,248		114,016		105,543		162,426		148,302

Less portion due within 1 year				(31,308)				(45,468)				(70,593)

Long-term portion			(Won)	41,940			(Won)	60,075			(Won)	77,709

17.	RETIREMENT BENEFIT OBLIGATION

The Company has defined benefit plans it offers to its employees. Details regarding its plans and the Company’s retirement benefit obligations as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows.

a.	Details of retirement benefit obligation as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Present value of defined benefit obligation	(Won)	188,120	(Won)	160,363	(Won)	127,255
Fair value of plan assets		(102,179)		(92,493)		(73,596)

Total	(Won)	85,941	(Won)	67,870	(Won)	53,659

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

b.	Principal actuarial assumptions as of December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Discount rate for defined benefit obligations	4.11 ~ 6.15%	5.41 ~ 6.30%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	2.00 ~ 8.11%	4.00 ~ 5.64%
Expected rate of salary increase	3.50 ~ 5.10%	4.36 ~ 8.42%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Meanwhile, expected rate of salary increase is determined the Company historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate represents target inflation rate declared by Bank of Korea.

c.	Changes in defined benefit obligations before tax for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Beginning balance	(Won)	160,363	(Won)	127,255
Current service cost		63,925		81,754
Interest cost		9,086		8,211
Actuarial gain or loss		30,503		3,856
Benefit paid		(77,754)		(62,689)
Others		1,997		1,976

Ending balance	(Won)	188,120	(Won)	160,363

Changes in plan assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Beginning balance	(Won)	92,493	(Won)	73,596
Expected return on plan assets		4,059		3,292
Actuarial gain or loss		(1,048)		(676)
Contributions by employer directly to plan assets		44,961		25,628
Benefit payment		(38,343)		(11,256)
Others		57		1,909

Ending balance	(Won)	102,179	(Won)	92,493

d.	Expenses recognized in statements of income for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Current service cost	(Won)	63,925	(Won)	81,754
Interest cost		9,086		8,211
Expected return on plan assets		(4,059)		(3,292)

Total	(Won)	68,952	(Won)	86,673

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

These expenses are recognized as labor cost, research and development expense in the period as income or expenses and construction in progress.

e.	Details of plan assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Equity instruments	(Won)	—	(Won)	26,247	(Won)	2,027
Debt instruments		12,455		51,489		38,629
Others		89,724		14,757		32,940

Total	(Won)	102,179	(Won)	92,493	(Won)	73,596

Actual return on plan assets for the years ended December 31, 2011 and December 31, 2010 is (Won)3,011 million and (Won)2,616 million, respectively.

18.	SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won, except for share data):

	December 31, 2011		December 31, 2010		January 1, 2010
Authorized shares		220,000,000		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711		80,745,711
Share capital
Common stock	(Won)	44,639	(Won)	44,639	(Won)	44,639
Share premium :
Paid-in surplus	(Won)	2,915,887	(Won)	2,915,887	(Won)	2,915,887
Treasury stock		(2,410,451)		(2,202,439)		(1,992,083)
Loss on disposal of treasury stock		(18,855)		(15,875)		(15,875)
Others		(771,928)		(776,526)		(740,053)

Total	(Won)	(285,347)	(Won)	(78,953)	(Won)	167,876

There are no changes in share capital for the years ended December 31, 2011, and 2010.

(Note)	During the year ended December 31, 2003, December 31, 2006 and December 31, 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares decreased without change in the share capital.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

19.	TREASURY STOCK

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for (Won)1,992,083 million to use as stock dividends, to increase shareholder value, and to use for stabilizing stock prices in the market if deemed necessary.

Meanwhile from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million and from July 21, 2011 through September 28, 2011, the Company additionally acquired 1,400,000 shares of treasury stock for (Won)208,012 million in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of December 31, 2011 and 2010, the Company has 11,050,712 shares of treasury stock at (Won)2,410,451 million and 9,650,712 shares of treasury stock at (Won)2,202,439 million, respectively.

20.	RETAINED EARNINGS

Retained earnings as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Appropriated :
Legal reserve (Note a)	(Won)	22,320	(Won)	22,320	(Won)	22,320
Reserve for research & manpower development (Note b)		535,595		658,928		672,595
Reserve for business expansion (Note b)		8,009,138		7,519,138		7,045,138
Reserve for technology development (Note b)		1,524,000		1,150,000		1,150,000

Sub-total		10,091,053		9,350,386		8,890,053
Unappropriated		1,551,472		1,370,863		673,887

Total	(Won)	11,642,525	(Won)	10,721,249	(Won)	9,563,940

(Note a)	Mandatory Reserve — Legal Reserve
The Korean Commercial Law requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may be used to offset a future deficit, if any, or may be transferred to share capital.
(Note b)	Voluntary Reserve

Reserve for research & manpower development and reserve for technology development were originally appropriated, in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws in taxable income in the year of reversal. However, for the years ended December 31, 2011 and 2010, all reserves are on now on a voluntary basis and there are no restrictions on these reserves. As such, the Company can utilize these if deemed necessary.

Reserve for business expansion is appropriated for on a voluntary basis, there are no restrictions on the reserve. As such, the Company can utilize these if deemed necessary.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

21.	RESERVES

a.	Details of reserves as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (in millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Net change in fair value of available-for-sale financial assets	(Won)	354,951	(Won)	793,645	(Won)	998,527
Share of other comprehensive income of associates		(93,599)		(91,413)		(91,244)
Loss on valuation of derivatives		(25,100)		(56,862)		12,552
Foreign currency translations of foreign operations		23,812		(2,314)		—

Total	(Won)	260,064	(Won)	643,056	(Won)	919,835

b.	Details of change in reserves for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for- sale financial assets		Share of other comprehensive loss of associates		Gain (loss) on valuation of derivatives		Foreign currency differences from foreign operations		Total
Balance, January 1, 2010	(Won)	998,527	(Won)	(91,244)	(Won)	12,552	(Won)	—	(Won)	919,835
Changes		(260,479)		(133)		(87,129)		(2,314)		(350,055)
Tax effect		55,597		(36)		17,715		—		73,276

Balance, December 31, 2010	(Won)	793,645	(Won)	(91,413)	(Won)	(56,862)	(Won)	(2,314)	(Won)	643,056

Balance, January 1, 2011	(Won)	793,645	(Won)	(91,413)	(Won)	(56,862)	(Won)	(2,314)	(Won)	643,056
Changes		(555,612)		(906)		40,865		26,126		(489,527)
Tax effect		116,918		(1,280)		(9,103)		—		106,535

Balance, December 31, 2011	(Won)	354,951	(Won)	(93,599)	(Won)	(25,100)	(Won)	23,812	(Won)	260,064

c.	Details of change in fair value of available-for-sale financial assets for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax
Beginning balance	(Won)	1,023,458	(Won)	(229,813)	(Won)	793,645	(Won)	1,284,221	(Won)	(285,694)	(Won)	998,527
Recognized in other comprehensive income during the period		(418,349)		84,227		(334,122)		(209,631)		43,033		(166,598)
Reclassified from equity to income or expense for the period		(137,263)		32,691		(104,572)		(50,848)		12,564		(38,284)

Ending balance	(Won)	467,846	(Won)	(112,895)	(Won)	354,951	(Won)	1,023,742	(Won)	(230,097)	(Won)	793,645

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

d.	Details of change in valuation of derivatives for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011						December 31, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax
Beginning balance	(Won)	(77,448)	(Won)	20,586	(Won)	(56,862)	(Won)	9,681	(Won)	2,871	(Won)	12,552
Recognized in other comprehensive income during the period		55,158		(13,023)		42,135		(74,674)		13,379		(61,295)
Reclassified from equity to net income for the period		(14,293)		3,920		(10,373)		(12,455)		4,336		(8,119)

Ending balance	(Won)	(36,583)	(Won)	11,483	(Won)	(25,100)	(Won)	(77,448)	(Won)	20,586	(Won)	(56,862)

22.	OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Other operating income:
Reversal of allowance for doubtful accounts (Note)	(Won)	2,301	(Won)	805
Gain on disposal of property and equipment and intangible assets (Note)		6,275		11,340
Other (Note)		41,153		68,380

	(Won)	49,729	(Won)	80,525

Other operating expenses:
Communication expenses	(Won)	64,404	(Won)	62,793
Utilities		168,288		163,145
Taxes and dues		47,467		55,353
Repair		250,801		232,557
Research and development		271,382		270,603
Training		38,139		32,590
Bad debt for account receivables — trade		83,748		77,780
Travels		32,973		29,275
Supplies and other		106,855		100,523
Loss on disposal of property and equipment and intangible assets (Note)		21,136		70,025
Loss on disposal of investment assets (Note)		434		11,329
Loss on impairment of intangible assets (Note)		2,580		7,550
Donations (Note)		104,656		204,876
Other bad debt other receivables (Note)		12,847		12,293
Other (Note)		26,769		60,082

	(Won)	1,232,479	(Won)	1,390,774

(Note)	Under previous GAAP (Korean GAAP) these were classified as other non-operating income and expenses. While, under IFRS, these are classified as other operating income and expenses.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

23.	FINANCE INCOME AND COSTS

Details of finance income and costs for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Finance income:
Interest income	(Won)	168,148	(Won)	237,392
Dividends		26,433		28,680
Gain on foreign currency transactions		11,135		10,163
Gain on foreign currency translation		1,984		16,950
Gain on valuation of financial asset at FVTPL		2,617		—
Gain on disposal of long-term investment securities		164,454		174,801
Reversal of loss on impairment of investment securities		—		39
Gain on valuation of derivatives		3,785		1,241
Gain on derivative settlement		—		7,951
Gain on valuation of financial liability at FVTPL		63,769		—

	(Won)	442,325	(Won)	477,217

Finance costs:
Gain on derivative settlement	(Won)	297,172	(Won)	379,289
Loss on foreign currency transactions		10,382		14,471
Loss on foreign currency translation		6,409		1,788
Loss on disposal of short-term investment securities		—		1,866
Loss on disposal of long-term investment securities		447		2,368
Loss on impairment of investment securities		12,846		3,404
Loss on valuation of derivatives		943		19,198
Loss on derivative settlement		15,577		—
Loss on disposal of accounts receivable		—		6
Loss on valuation of financial liability at FVTPL		—		19,233

	(Won)	343,776	(Won)	441,623

Details of interest income included in finance income for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Interest income on cash equivalents and deposits	(Won)	61,577	(Won)	27,987
Interest income on installment receivables and other interest income		106,571		209,405

	(Won)	168,148	(Won)	237,392

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Details of interest expenses included in finance for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Interest expense on bank overdrafts and borrowings	(Won)	60,271	(Won)	89,178
Interest on finance lease liabilities		4,422		8,383
Interest on bonds		208,403		252,646
Other interest expenses		24,076		29,082

	(Won)	297,172	(Won)	379,289

Details of income and costs by type of financial assets or financial liabilities for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011				December 31, 2010
	Financial income		Financial Costs		Financial income		Financial costs
Financial assets:
Financial assets designated as at FVTPL	(Won)	3,013	(Won)	943	(Won)	1,991	(Won)	21,064
Available-for-sale financial assets		198,547		13,293		223,425		5,772
Loans and receivables		173,498		12,603		228,909		16,221
Derivatives designated as hedging instruments		—		8,088		505		—

Sub-total		375,058		34,927		454,830		43,057

Financial liabilities:
Financial liabilities designated as at FVTPL		67,158		2,353		—		19,233
Financial liabilities at amortized cost		109		301,360		15,691		379,333
Derivatives designated as hedging instruments		—		5,136		6,696		—

Sub-total		67,267		308,849		22,387		398,566

Total	(Won)	442,325	(Won)	343,776	(Won)	477,217	(Won)	441,623

Details of impairment losses for each class of financial assets for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Impairment loss on long-term investment securities	(Won)	12,846	(Won)	3,404
Bad debt		83,748		77,780
Other bad debt		12,847		12,293

	(Won)	109,441	(Won)	93,477

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

24.	INCOME TAX FOR CONTINUING OPERATIONS

a.	Income tax expenses for continuing operations for the years ended December 31, 2011 and 2010 consist of the following (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
I. Current tax :
Currently	(Won)	520,370	(Won)	532,096
Adjustments recognized in the period for current tax of prior periods		90,389		11,847

		610,759		543,943

II. Deferred tax:
Changes in net deferred tax assets		(120,718)		(78,214)
Deferred tax assets directly added to (deducted from) equity		108,563		78,727
Changes in scope of consolidation		330		—
Others (Tax effect from statutory tax rate change)		159		74

		(11,666)		587

III. Income tax for continuing operation	(Won)	599,093	(Won)	544,530

b.	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2011 and 2010 is attributable to the following (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Income taxes at statutory income tax rate of 24.2% (Note)	(Won)	528,225	(Won)	560,952
Non-taxable income		(10,230)		(8,381)
Non-deductible expenses		7,994		43,382
Tax credit and tax reduction		(42,572)		(30,443)
Tax effects of temporary differences, unused tax losses and unused tax credits not recognized in deferred tax assets		33,170		7,666
Additional income tax(refund) for prior periods		90,389		(6,632)
Deferred tax effect from statutory tax rate change for future periods		(7,883)		(22,014)

Income tax for continuing operation	(Won)	599,093	(Won)	544,530

(Note)	Tax rate represents statutory tax rate in Korea applied to the Company. The statutory income tax rate is 11.0% up to (Won)200 million of net taxable income and 24.2% above (Won)200 million of net taxable income for the years ended December 31, 2011 and 2010. Beginning for the year ended December 31, 2012, the statutory tax rate will be 11.0% up to (Won)200 million of net taxable income, above (Won)200 million and up to (Won)20,000 million of net taxable income will be reduced to 22% and above (Won)20,000 million of net taxable income will be 24.2%.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

c.	Deferred tax assets (liabilities) directly added to (deducted from) equity for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Net change in fair value of available-for-sale financial assets (FN 21.b)	(Won)	116,918	(Won)	55,597
Share of other comprehensive income of associates (FN 21.b)		(1,280)		(36)
Gain or loss on valuation of derivatives (FN 21.b)		(9,103)		17,715
Actuarial gain or loss		6,276		35
Loss on disposal of treasury stock		(2,980)		—
Others		(1,268)		5,416

	(Won)	108,563	(Won)	78,727

d.	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

For the year ended December 31, 2011

Account	Beginning		Changes in scope of consolidation		Deferred tax expense (income)		Directly added to (deducted from) equity		Other		Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	(Won)	51,748	(Won)	—	(Won)	(10,300)	(Won)	—	(Won)	3	(Won)	41,451
Accrued interest income		(716)		—		(684)		—		—		(1,400)
Available-for-sale financial assets		(241,325)		—		44,629		116,918		—		(79,778)
Investments in subsidiaries and associates		18,941		—		15,610		(1,280)		168		33,439
Property and equipment (depreciation)		(196,282)		—		(14,438)		—		—		(210,720)
Provisions		180,965		—		4,300		—		1		185,266
Retirement benefit obligation		10,027		—		2,942		6,276		—		19,245
Gain or loss on valuation of derivatives		(5,727)		—		26,046		(9,103)		—		11,216
Gain or loss on foreign currency translation		7,634		—		1,576		—		—		9,210
Tax free reserve for research and manpower development		(80,740)		—		27,280		—		—		(53,460)
Goodwill relevant to leased line		140,809		—		(24,522)		—		—		116,287
Unearned revenue (activation fees)		117,432		—		(920)		—		—		116,512
Others		103,584		330		(64,536)		(4,248)		(13)		35,117

		106,350		330		6,983		108,563		159		222,385

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		78		—		4,341		—		—		4,419
Tax credit carryforwards		432		—		342		—		—		774

		510		—		4,683		—		—		5,193

	(Won)	106,860	(Won)	330	(Won)	11,666	(Won)	108,563	(Won)	159	(Won)	227,578

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

For the year ended December 31, 2010

Account	Beginning		Deferred tax expense (income)		Directly added to (deducted from) equity		Other		Ending

Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	(Won)	56,413	(Won)	(4,665)	(Won)	—	(Won)	—	(Won)	51,748
Accrued interest income		(837)		121		—		—		(716)
Available-for-sale financial assets		(247,170)		(49,752)		55,597		—		(241,325)
Investments in subsidiaries and associates		(31,915)		50,772		(36)		120		18,941
Property and equipment (depreciation)		(129,190)		(67,092)		—		—		(196,282)
Provisions		151,946		29,019		—		—		180,965
Retirement benefit obligation		7,026		2,966		35		—		10,027
Gain or loss on valuation of derivatives		(29,614)		6,172		17,715		—		(5,727)
Gain or loss on foreign currency translation		11,159		(3,525)		—		—		7,634
Tax free reserve for research and manpower development		(124,227)		43,487		—		—		(80,740)
Goodwill relevant to leased line		189,372		(48,563)		—		—		140,809
Unearned revenue (activation fees)		130,676		(13,244)		—		—		117,432
Others		43,728		54,486		5,416		(46)		103,584

		27,367		182		78,727		74		106,350

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		383		(305)		—		—		78
Tax credit carryforwards		896		(464)		—		—		432

		1,279		(769)		—		—		510

	(Won)	28,646	(Won)	(587)	(Won)	78,727	(Won)	74	(Won)	106,860

e.	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as the Company does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Allowance for doubtful accounts	(Won)	140,010	(Won)	139,500
Investments in subsidiaries and associates		797,955		656,844
Other temporary differences		210,616		222,985
Unused tax loss carryforwards		836,752		900,394
Unused tax credit carryforwards		899		2,669

	(Won)	1,986,232	(Won)	1,922,392

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

f.	The expirations of the tax loss carryforwards and tax credit carryforwards of the Company related to certain subsidiaries which are expected to be utilized, as of December 31, 2011 are as follows (in millions of Korean won):

	Tax loss carryforwards		Tax credit carryforwards
Less than 1 year	(Won)	40,867	(Won)	483
1 ~ 2 years		164,810		189
2 ~ 3 years		358,122		174
More than 3 years		272,953		53

Total	(Won)	836,752	(Won)	899

25.	NET INCOME PER SHARE

Net income from continuing operations per share and net income per share for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share from continuing operation

	For the year ended
	December 31, 2011		December 31, 2010
Net income from continuing operation attributable to the owners of the Company	(Won)	1,613,986	(Won)	1,845,513
Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income per share from continuing Operation (in Korean won)	(Won)	22,864	(Won)	25,653

Net income from continuing operation attributable to the controlling interests for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Net income attributable to the controlling interests	(Won)	1,612,889	(Won)	1,841,613
The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests (FN. 32)		1,097		3,900

Net income from continuing operation attributable to the controlling interests	(Won)	1,613,986	(Won)	1,845,513

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Net income per share

	For the year ended
	December 31, 2011		December 31, 2010
Net income attributable to the owners of the Company	(Won)	1,612,889	(Won)	1,841,613
Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income per share (in Korean won)	(Won)	22,848	(Won)	25,598

The weighted average number of common shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows:

For the year ended December 31, 2011

	Number of shares	Weighted number of days	Weighted number of shares
For the years ended December 31, 2011
Outstanding common shares at January 1, 2011	80,745,711	365 / 365	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	365 / 365	(9,650,712)
Acquisition of treasury stock	(1,400,000)	131 / 365 (Note)	(503,062)

Total	69,694,999		70,591,937

For the year ended December 31, 2010
	Number of Shares	Weighted number of days	Weighted number of shares
For the years ended December 31, 2010
Outstanding common shares at April 1, 2010	80,745,711	365 / 365	80,745,711
Treasury stocks at July 1, 2010	(8,400,712)	365 / 365	(8,400,712)
Acquisition of treasury stock	(1,250,000)	118 / 365 (Note)	(402,612)

Total	71,094,999		71,942,387

(Note)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income from continuing operations per share and diluted net income per share amounts for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share from continuing operation

	For the year ended
	December 31, 2011		December 31, 2010
Diluted net income from continuing operation attributable to the owners of the Company	(Won)	1,618,606	(Won)	1,850,471
Diluted weighted average number of common shares outstanding		72,784,039		74,033,383

Diluted net income per share (in Korean won)	(Won)	22,238	(Won)	24,995

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Diluted net income from continuing operation attributable to the controlling interests for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Net income attributable to the controlling interests	(Won)	1,617,509	(Won)	1,846,571
The controlling interests’ portion of net loss from discontinued operation attributable to the controlling interests		1,097		3,900

Net income from continuing operation attributable to the controlling interests	(Won)	1,618,606	(Won)	1,850,471

Diluted net income per share

	For the year ended
	December 31, 2011		December 31, 2010
Adjusted net income to the owners of the Company	(Won)	1,617,509	(Won)	1,846,571
Adjusted weighted average number of common shares outstanding		72,784,039		74,033,383

Diluted net income per share (in Korean won)	(Won)	22,223	(Won)	24,942

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the year ended
	December 31, 2011		December 31, 2010
Net income and ordinary income	(Won)	1,612,889	(Won)	1,841,613
Effect of convertible bonds (Note)		4,620		4,958

Adjusted net income and ordinary income	(Won)	1,617,509	(Won)	1,846,571

Weighted average number of common shares outstanding		70,591,937		71,942,387
Effect of exchangeable bonds (Note)		2,192,102		2,090,996

Adjusted weighted average number of common shares outstanding		72,784,039		74,033,383

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Net income and diluted net income per share from discontinued operation for the years ended December 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

	For the year ended
	December 31, 2011		December 31, 2010
The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests (FN. 32)		1,097		3,900
Weighted average number of common shares outstanding		70,591,937		71,942,387

Net income and diluted net income per share(in Korean won)	(Won)	(16)	(Won)	(54)

26.	DIVIDEND DISCLOSURE

Details of dividends declared for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won, except for face value and share data):

Fiscal year	Dividend type	Number of shares outstanding	Face value		Dividend ratio	Dividends
2011	Cash dividends (interim)	71,094,999	(Won)	500	200%	(Won)	71,095
	Cash dividends (year-end)	69,694,999	(Won)	500	1,680%		585,438

	Total					(Won)	656,533

2010	Cash dividends (interim)	72,344,999	(Won)	500	200%	(Won)	72,345
	Cash dividends (year-end)	71,094,999	(Won)	500	1,680%		597,198

	Total					(Won)	669,543

Dividends payout ratios for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won and %):

	For the year ended
	December 31, 2011		December 31, 2010
Dividends calculated	(Won)	656,533	(Won)	669,543
Net income attributable to the controlling interest	(Won)	1,612,889	(Won)	1,841,613

Dividends payout ratio		40.71%		36.36%

Dividends yield ratios for the years ended December 31, 2011 and December 31, 2010 are as follows (in Korean won and %):

	For the year ended
	December 31, 2011		December 31, 2010
Dividend per share	(Won)	9,400	(Won)	9,400
Stock price at the year-end		141,500		173,500

Dividends yield ratio		6.64%		5.42%

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

27.	SEGMENT INFORMATION

The Company’s segments are classified at the business unit level, at which the Company generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments under IFRS 8 Operating Segments are; 1) cellular services and 2) fixed-line telecommunication services. Other businesses which do not meet the quantitative thresholds are grouped and presented as Other in the following schedules.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Other includes the Company’s Internet portal services, game manufacturing and other immaterial operations.

On October 1, 2011, in accordance with the Company’s Board of Directors resolution on July 19, 2011 and the shareholder’s general meeting held on August 31, 2011, the Company spun off its platform business into a new wholly-owned subsidiary, SK Planet Co., Ltd.. SK Planet operates the Company’s platform business such as T Store, online marketplace for mobile application, 11th Street, online shopping mall. For the years ended December 31, 2011 and 2010, the new platform business segment does not meet the quantitative thresholds for separate disclosures under IFRS 8. In addition, for periods prior to October 1, 2011, the Company did not maintain separate financial information for the platform business and it is not feasible for the Company to generate such information as of December 31, 2011.

The accounting policies of the respective reportable segments discussed below are the same as the Company’s accounting policies described in FN 2. Segment information below does not include the Company’s discontinued operations information. Refer to FN 32 for details on discontinued operations.

Details of the two segments and other for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31, 2011
	Cellular services (Note a)		Fixed-line Telecommunication services		Other (Note a)		Sub-total		Consolidation adjustments		Consolidated amount
Total sales	(Won)	14,107,174	(Won)	2,908,758	(Won)	1,015,149	(Won)	18,031,081	(Won)	(2,042,803)	(Won)	15,988,278
Internal sales		1,005,229		746,190		291,384		2,042,803		(2,042,803)		—
External sales		13,101,945		2,162,568		723,765		15,988,278		—		15,988,278
Operating income		2,067,345		21,309		42,804		2,131,458		—		2,131,458
Net income (loss)		1,627,247		(62,761)		17,587		1,582,073		—		1,582,073
Total assets		20,970,450		3,844,042		3,503,663		28,318,155		(3,952,119)		24,366,036
Total liabilities		8,804,588		2,554,298		982,656		12,341,542		(708,215)		11,633,327

	For the year ended December 31, 2010
	Cellular services (Note a)		Fixed-line Telecommunication services		Other (Note a)		Sub-total		Consolidation adjustments		Consolidated amount
Total sales	(Won)	13,522,608	(Won)	2,653,479	(Won)	577,423	(Won)	16,753,510	(Won)	(1,154,348)	(Won)	15,599,162
Internal sales		602,347		426,172		125,829		1,154,348		(1,154,348)		—
External sales		12,920,261		2,227,307		451,594		15,599,162		—		15,599,162
Operating income(loss)		2,316,740		(52,105)		21,276		2,285,911		—		2,285,911
Net income(loss)		1,882,056		(132,314)		17,093		1,766,835		—		1,766,835
Total assets		20,116,200		3,658,214		1,502,572		25,276,986		(2,144,597)		23,132,389
Total liabilities		8,307,958		2,377,101		331,044		11,016,103		(291,713)		10,724,390

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Note a)	Platform business related financial information for the period October 1, 2011 (spin-off date) to December 31, 2011 is presented in Other; for the period January 1, 2011 to September 30, 2011 and the year ended December 31, 2010, the related financial information is presented in Cellular services.

No single customer contributed 10% or more to the Company’s total sales for the years ended December 31, 2011 and 2010.

Though the Company is expanding into new geographic regions, as of December 31, 2011, the Company still principally operates in its domestic market in Korea.

The Company’s revenues are generated as follows (in millions of Korean won).:

	2011	2010
Cellular revenue
Wireless Service	10,459,685	10,634,402
Interconnection	1,090,874	1,168,696
Digital Handset Sales	787,493	534,544
Other (Note a)	763,893	582,619

	13,101,945	12,920,261

Fixed-line telecommunication services revenue
Fixed-line Service	2,078,764	2,138,553
Interconnection	83,804	88,754

	2,162,568	2,227,307

Other revenue (Note a)
Commerce service (Note b)	141,787	—
Portal Service (Note c)	235,632	239,545
Other (Note d)	346,346	212,049

	723,765	451,594

Total	15,988,278	15,599,162

(Note a)	Other cellular revenue includes internet platform solutions sales and licensing for the year ended December 31, 2010 and the period January 1, 2011 to September 30, 2011.
(Note b)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street.
(Note c)	Portal service revenue includes revenues from Nate, an online portal service and Cyworld, a social network service.
(Note d)	Other includes revenue from T store, online marketplace for mobile application, and the platform businesses for the period October 1, 2011 to December 31, 2011, subsequent to spin-off.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

28.	TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the years ended December 31, 2011 and 2010, and account balances as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (In millions of Korean won):

a.    Transactions

	For the year ended December 31, 2011						For the year ended December 31, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	299,170	(Won)	321,437	(Won)	15,607	(Won)	270,865	(Won)	316,361	(Won)	19,500
Parent Company:
SK Holdings Co., Ltd.		—		31,029		1,068		118		33,788		1,486
Associates:
SK Marketing & Company Co., Ltd.		8,405		154,103		13,366		12,377		171,592		8,124
F&U Credit Information Co., Ltd.		—		45,433		1,609		—		44,299		2,132
SK Wyverns Baseball Club Co., Ltd.		—		19,612		17		—		18,000		67
HanaSK Card Co., Ltd.		33		284,111		168,234		—		95,044		3,562
MRO Korea Co., Ltd.		7,459		6,925		22		7,041		5,761		161
Others		7,667		30,947		1,587		7,220		17,639		206
Others :
SK innovation Co., Ltd.		—		765		4,577		—		951		8,248
SK MNS Co., Ltd.		167		16,243		505		921		16,372		605
SK Engineering & Construction Co., Ltd.		386,144		55,109		6,213		357,786		29,168		10,500
SKC Co., Ltd.		—		26		1,656		—		26		1,010
SK Telesys Co., Ltd.		265,851		44,639		61,561		336,265		46,513		12,361
SK Mobile energy Co., Ltd.		1,209		—		12		3,522		—		22
SK Networks Co., Ltd.		9,647		1,216,951		17,223		9,252		1,083,796		28,494
SK Networks Service Co., Ltd.		2,215		86,564		847		663		54,049		—
SK Pinx Co., Ltd.		9,850		2,323		10		3,317		196		—
SK Shipping Co., Ltd.		—		—		3,373		—		—		3,370
Others		4,896		51,126		14,029		1,656		10,082		433

Total	(Won)	1,002,713	(Won)	2,367,343	(Won)	311,516	(Won)	1,011,003	(Won)	1,943,637	(Won)	100,281

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

b.    Account balances

	As of December 31, 2011
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	3,330	(Won)	—	(Won)	172,047	(Won)	3,585
Parent Company:
SK Holdings Co., Ltd.		147		—		—		—
Associates:
SK Marketing & Company Co., Ltd.		9,876		—		36,901		10
F&U Credit Information Co., Ltd.		—		—		3,736		—
SK Wyverns Baseball Club Co., Ltd.		3,812		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
Daehan Kanggun BcN Co., Ltd.		8,683		14		2,358		—
HanaSK Card Co., Ltd.		20,562		—		—		—
MRO Korea Co., Ltd.		1		—		1,768		—
Others		69		—		1,539		222
Others :
SK innovation Co., Ltd.		954		91		2		—
SK MNS Co., Ltd.		644		—		4,679		—
SK Engineering & Construction Co., Ltd.		1,271		—		39,215		82
SKC Co., Ltd.		184		—		—		—
SK Telesys Co., Ltd.		132		—		65,619		—
SK Mobile energy Co., Ltd.		1		—		71		—
SK Networks Co., Ltd.		24,403		5,513		158,884		896
SK Networks Service Co., Ltd.		6		—		4,754		—
SK Shipping Co., Ltd.		365		—		—		—
Others		5,089		—		10,876		433

Total	(Won)	117,941	(Won)	5,618	(Won)	502,449	(Won)	5,228

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	As of December 31, 2010
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	935	(Won)	—	(Won)	203,031	(Won)	3,585
Parent Company:
SK Holdings Co., Ltd.		480		—		1,595		—
Associates:
SK Marketing & Company Co., Ltd.		12,497		—		35,068		—
F&U Credit Information Co., Ltd.		47		—		7,002		—
SK Wyverns Baseball Club Co., Ltd.		3,295		—		—		—
Wave City Development Co., Ltd.		38,412		—		—		—
Daehan Kanggun BcN Co., Ltd.		30,224		—		—		—
HanaSK Card Co., Ltd.		8,478		—		19,948		—
Others		1		—		2,706		—
Others:
SK innovation Co., Ltd.		1,204		96		—		23
SK MNS Co., Ltd.		1,591		—		4,036		—
SK Engineering & Construction Co., Ltd.		2,610		—		42,880		82
SKC Co., Ltd.		109		—		6		—
SK Telesys Co., Ltd.		14,207		—		63,350		—
SK Mobile energy Co., Ltd.		2		—		645		—
SK Networks Co., Ltd.		3,203		5,513		99,284		689
MRO Korea Co., Ltd.		6		—		1,985		—
SK Networks Service Co., Ltd.		1		—		10,585		—
SK Pinx Co., Ltd.		—		—		6		—
SK Shipping Co., Ltd.		69		—		—		—
Others		850		—		3,510		258

Total	(Won)	118,221	(Won)	5,609	(Won)	495,637	(Won)	4,637

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	As of January 1, 2010
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	1,070	(Won)	—	(Won)	260,732	(Won)	5
Parent Company:
SK Holdings Co., Ltd.		249		—		2		23
Associates:
SK Marketing & Company Co., Ltd.		3,542		—		31,366		248
F&U Credit Information Co., Ltd.		17		—		3,746		—
SK Wyverns Baseball Club Co., Ltd.		6,022		—		2,982		—
Wave City Development Co., Ltd.		38,412		—		—		—
Others		1,520		—		3,275		265
Others:
SK innovation Co., Ltd.		1,712		96		177		172
SK MNS Co., Ltd.		60		—		3,196		—
SK Engineering & Construction Co., Ltd.		208		—		44,420		82
SKC Co., Ltd.		67		—		6		—
SK Telesys Co., Ltd.		242		—		55,585		—
SK Mobile energy Co., Ltd.		1		—		—		—
SK Networks Co., Ltd.		5,240		330		281,346		54,461
MRO Korea Co., Ltd.		3		—		926		—
SK Networks Service Co., Ltd.		1		—		13,028		—
SK Pinx Co., Ltd.		1,310		—		—		—
SK Shipping Co., Ltd.		504		—		—		1,657
Others		7,298		5,401		10,852		6,213

Total	(Won)	67,478	(Won)	5,827	(Won)	711,639	(Won)	63,126

c.    Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the year ended
	December 31, 2011						December 31, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total
Eight (8) Registered directors (including outside directors)	(Won)	9,643	(Won)	837	(Won)	10,480	(Won)	2,994	(Won)	702	(Won)	3,696

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

29.	COMMITMENTS AND CONTINGENCIES

Restricted deposits

a.	At December 31, 2011, the Company has guarantee deposits related to its checking accounts which are restricted for use by the banks totaling (Won)39 million. In addition, the Company restricts a portion of its deposits for various charitable contributions amounting to (Won)78,000 million.

b.	At December 31, 2011, certain short-term and long-term financial instruments totaling (Won)162,012 million are secured for payment guarantee of short-term borrowings, accounts payable and others.

Collateral assets and commitments

c.	As of December 31, 2011, SK Broadband Co., Ltd., a subsidiary, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals as follows: (Won)65,000 million to Hana Bank, (Won)78,000 million to IBK Capital and (Won)52,000 million to Kookmin Bank, respectively. The Company also provided its short-term financial instruments as collaterals as follows: (Won)60,000 million to Korea Exchange Bank, (Won)35,000 million to Hana Bank, (Won)39,000 million to Nonghyup and (Won)20,000 million to Woori Bank, respectively.

d.	SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has pledged its properties as collateral in the amount of (Won)16,900 million to Kookmin Bank as of December 31, 2011.

e.	SK Broadband Co., Ltd. has pledged its properties as collateral for leases in the amount of (Won)18,300 million as of December 31, 2011.

f.	As of December 31, 2011, SK Telink Co., Ltd., a subsidiary, pledged its machinery totaling (Won)156,100 million (book value of (Won)25,800 million) as collateral for borrowings to Korea Development Bank.

g.	For year ended December 31, 2011, PS & Marketing Corporation, a subsidiary, borrowed (Won)20,000 million from Shinhan Bank and obtained a line of credit for (Won)20,000 million, for operational purposes. In relation to the borrowings and line of credit, PS & Marketing Corporation pledged (Won)52,000 million of inventory as collateral to Shinhan Bank.

h.	As of December 31, 2011, Sky Property Mgmt, Ltd., a subsidiary, pledged CNY800 million of building and land use right (long-term prepaid expenses) as collateral for its long-term borrowing amounting to CNY560 million to Korean Exchange Bank and China Merchants Bank.

i.	As of December 31, 2011, the Company has participated in “Tactical Airship” program with Joint Defense Corporation. For an advance receipt amounting to (Won)4,200 million, which Joint Defense Corporation received, the Company provides payment guarantees to the Defense Acquisition Program Administration.

Contingencies

j.	Since April 2008, customers of SK Broadband (then Hanarotelecom Incorporated), a subsidiary, have filed lawsuits against SK Broadband alleging that subscribers’ personal information was leaked due to the company’s poor data protection policies. In July 2011, the Seoul Central District Court rendered a judgment that accepted the plaintiffs’ claims in part, totaling approximately Won (Won)4,500 million compared to the plaintiff’s claims of approximately (Won)24,700 million. As of December 31, 2011, the case is pending at the appellate court after appeals by SK Broadband and the plaintiffs; the Company has accrued a provision for this case in the amount of (Won)4,500 million.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

30.	DERIVATIVE INSTRUMENTS

a.	Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)4,461 million (net of tax effect totaling (Won)924 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)20,530 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,772 million (net of tax effect totaling (Won)1,162 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)81,583 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,344 million (net of tax effect totaling (Won)748 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)1,577 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)957 million (net of tax effect totaling (Won)305 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)4,355 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of December 31, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)53,284 million (excluding tax effect totaling (Won)17,012 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling (Won)3,736 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations for the year ended December 31, 2011.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

In addition, on October 14, 2011, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling US$220,000, 000 issued on April 29, 2009. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)399 million (excluding tax effect totaling (Won)127 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)1,026 million) is accounted for as other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its U.S. dollar denominated bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)18,801 million (net of tax effect totaling (Won)6,003 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)1,284 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling S$65,000,000 issued on December 15, 2011. As of December 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,147 million (net of tax effect totaling (Won)685 million and foreign exchange translation loss arising from unguaranteed Singapore dollar denominated bonds totaling (Won)154 million) is accounted for as accumulated other comprehensive income.

In addition, SK Broadband Co., Ltd., a subsidiary of the Company, has entered into a fixed-to-fixed cross currency swap contract with Korea Development Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of December 31, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)3,657 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling (Won)107,529 million) is accounted for as accumulated other comprehensive income. Meanwhile, loss on valuation of currency swap which was incurred before the application of hedge accounting, amounting to (Won)46,856 million was charged to current operations for the year ended December 31, 2011.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

b.	Convertible option where no hedge accounting is applied

In addition, SK Communications Co., Ltd., a subsidiary of the Company, sold its shares of Etoos Co., Ltd. on October 19, 2009 and acquired convertible bonds on disposal of its shares. In connection with convertible option which is embedded in convertible bonds, loss on valuation of convertible option of (Won)943 million and gain on valuation of convertible option of (Won)736 million for the years ended December 31, 2011 and December 31, 2010, respectively, are charged to current operations.

As of December 31, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, Singapore dollars, Japanese yen and millions of Korean won):

					Fair value
Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated		Total
Current assets:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds		JPY 3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	1,515	(Won)	—	(Won)	1,515
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~Feb. 1, 2012		64,330		—		64,330
Floating-to-fixed cross currency swap	Japanese yen denominated bonds		JPY12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		82,193		—		82,193
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		15,145		—		15,145
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		63,246		—		23,520
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		23,520		—		2,986
Fix-to-fixed cross currency swap	Singapore dollar denominated bonds	S$	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		2,986
Convertible Option	Convertible bonds securities	(Won)	50,000	Sep. 1, 2009 ~Aug. 31, 2014		—		1,018		1,018

Total assets					(Won)	252,935	(Won)	1,018	(Won)	253,953

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds		JPY 5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012	(Won)	3,093	(Won)	—	(Won)	3,093
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Oct. 14, 2011 ~ Apr.29, 2012		1,552		—		1,552

Total liabilities					(Won)	4,645	(Won)	—	(Won)	4,645

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

31.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Reversal of allowance for doubtful accounts	(Won)	(2,301)	(Won)	(805)
Gain on disposal of property, equipment and intangible assets		(6,275)		(11,340)
Interest income		(168,148)		(237,392)
Dividend income		(26,433)		(28,680)
Gain on foreign currency translation		(1,984)		(16,950)
Gain on valuation of short-term securities		(2,617)		—
Gain on disposal of long term investment securities		(164,454)		(174,801)
Reversal of impairment loss on long term investment securities		—		(39)
Gain on valuation of derivatives		(3,785)		(1,241)
Gain on transaction of derivatives		—		(7,951)
Gain on valuation of financial liabilities at FVTPL		(63,769)		—
Equity in earnings of investments in affiliates		(39,131)		(41,828)
Other income		(1,733)		(5,164)
Provision for retirement benefits		68,814		86,672
Depreciation and amortization		2,482,703		2,302,264
Bad debt expenses		83,748		77,780
Loss on disposal of property, equipment and intangible assets		21,136		70,025
Loss on disposal of long term investment securities		434		11,329
Loss on impairment of intangible assets		2,580		7,550
Other bad debt expenses		12,847		12,293
Interest expenses		297,172		379,289
Loss on foreign currency translation		6,409		1,788
Loss on disposal of short-term investment securities		—		1,866
Loss on disposal of long term investment securities		447		2,368
Loss on impairment of long term investment securities		12,846		3,404
Loss on valuation of derivatives		943		19,198
Loss on transaction of derivatives		15,577		—
Loss on valuation of financial liabilities at FVTPL		—		19,233
Equity in losses of investments in affiliates		86,280		45,242
Income tax expense		599,093		544,530
Other expenses		15,283		30,880

	(Won)	3,225,682	(Won)	3,089,520

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Changes in assets and liabilities from operating activities for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Accounts receivable — trade	(Won)	61,728	(Won)	(6,636)
Accounts receivable — other		1,617,947		(115,643)
Accrued income		12,570		(14,976)
Advance payments		30,734		(66,474)
Prepaid expenses		64,165		18,695
Inventories		(132,223)		(98,275)
Other current assets		(12,270)		(7,416)
Long-term accounts receivables — other		521,691		234,563
Accounts payable — trade		4,528		19,433
Accounts payable — other		66,048		138,965
Advanced receipts		(4,721)		20,549
Withholdings		97,380		133,924
Accrued expenses		(24,961)		67,678
Unearned revenue		(55,799)		(63,179)
Retirement benefit payment		(77,754)		(62,689)
Plan assets		(6,618)		(14,372)
Other non-current		4,697		(6,874)
Others		13,081		100,079

	(Won)	2,180,223	(Won)	277,352

Significant non-cash transactions for the years ended December 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	For the years ended
	December 31, 2011		December 31, 2010
Transfer of construction in progress to property and equipment	(Won)	1,859,694	(Won)	1,544,699
Transfer of inventories to tangible assets account		60,212		67,694
Accounts payable — other of tangible assets and others		876,795		—
Write-off of accounts receivable-trade and others		121,805		97,979
Transfer of bonds payable to current portion of long-term debt account		1,579,779		931,670
Transfer of long-term borrowings to current portion of long-term debt account		113,543		911,958

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

32.	DISCONTINUED OPERATION

The Company’s income (loss) of discontinued operation, which include financial information related to SK i-media which was sold during the year ended December 31, 2011 and SK-KTB Music Investment Fund which was liquidated during the year ended December 31, 2010, are as follows (In millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Operating loss generated by discontinued operation	(Won)	(2,945)	(Won)	(7,944)
Financial income (loss) generated by discontinued operation		(145)		308
Gain on disposal of discontinued operation		1,398		910

Loss generated by discontinued operation	(Won)	(1,692)	(Won)	(6,276)

Attributable to:
Controlling interests	(Won)	(1,097)	(Won)	(3,900)
Non-controlling interests	(Won)	(595)	(Won)	(2,826)

	(Won)	(1,692)	(Won)	(6,726)

Net cash flows related to discontinued operation for the years ended December 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the year ended
	December 31, 2011		December 31, 2010
Cash flows from operating activities	(Won)	(1,864)	(Won)	(1,266)
Cash flows from investing activities		207		(2,226)
Cash flows from financing activities		1,600		1,400

Net cash flows	(Won)	(57)	(Won)	(2,092)

2011 Sale of SK i-media

The Company disposed of its common shares in SK i-media Co., Ltd., a game software production business, during the year ended December 31, 2011, and general information on the discontinued operation is as follows:

Description
Main business	On-line & Mobile game software production and provision
Date of initial public announcement	September 30, 2011
Date of sale	October 20, 2011
Method of disposal	Disposal of common stock
Purchasing company	LK Media tech Inc.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

2010 Liquidation of SK-KTB Music Investment Fund

The Company liquidated SK-KTB Music Investment Fund in October 2010, SK-KTB Music Investment Fund’s operation in the consolidated income statement is treated as a discontinued operation, and accordingly is presented as a single item between income tax expenses for continuing operation and net income.

33.	SUBSEQUENT EVENTS

a.	Resolution of acquisition of common stock in Hynix Semiconductor Inc.

On November 11, 2011, in accordance with the resolution of the Board of Directors, the Company decided to acquire 146,100,000 shares of common stock in Hynix Semiconductor Inc. for approximately (Won)3,426,657 million. The acquisition was completed on February 14, 2012. The Company acquired the investee’s common stock by cash settlement; the Company purchased old and new stocks issued by Hynix. As a result of the acquisition, the Company’s ownership of Hynix Semiconductor Inc. is 21.05%.

b.	Borrowing of bank loans

On November 10, 2011, in accordance with the resolution of the Board of Directors, the Company decided to borrow (Won)2,500,000 million (classified as short term borrowing of (Won)500,000 million and long term borrowing of (Won)2,000,000 million) of a syndicated loan from Kookmin Bank and Woori Bank. On February 14, 2012, the Company executed the loan to pay for the acquisition of the equity interest of Hynix Semiconductor. The maturity of the short-term borrowing is one year and long-term borrowing is three years from the execution date.

c.	Disposal of available-for-sale financial assets

On January 13, 2012, in accordance with the resolution of the Board of Directors, SK Communications Co., Ltd, a subsidiary of the Company, decided to dispose its (Won)20,000 million of convertible securities issued by Etoos Co., Ltd. to Shinhan the 2nd Private Investment Company for (Won)19,000 million. The transaction was completed on February 2, 2012.

d.	Fair Trade Commission (“FTC”) Proceedings (Unaudited)

In March 2012, the FTC fined the Company (Won)20,300 million for allegedly colluding with KT, LG U+, Samsung Electronics, LG Electronics and Pantech to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company is currently planning to file an appeal.

34.	RISK MANAGEMENT

Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a.     Market risk

a-(1)    Currency risk

The Company is exposed to currency risk of its revenue and expenditure that are denominated in a currency other than the functional currency of the Company. The Company primarily transacts in USD, JPY and EUR,

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

besides its functional currency of KRW. The Company has hedging policies based on its business characteristics and its current financial instruments (which hedge its currency risks). In addition, the Company analyzes, manages and reports currency risk periodically through its foreign currency denominated receivables and payables management system.

The book value of the Company’s monetary assets and liabilities denominated in foreign currencies as of December 31, 2011, is as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
US$	91,388	(Won)	105,440	1,876,911	(Won)	2,164,641
EUR	8		12	6,761		10,101
JPY	166,072		2,466	20,616,595		306,189
CNY	—		—	560,002		97,010
SGD	—		—	64,423		57,107
Others	3,938		380	546		167

		(Won)	108,298		(Won)	2,635,215

In addition, the Company has entered into a cross currency swaps to hedge against currency risk related to foreign currency borrowings and bonds payable. (Refer to Note 30)

Effects of a 10% change in foreign currency to the Company’s functional currency on income before income tax for the year ended f December 31, 2011 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency
US$	(Won)	(37,556)	(Won)	37,556
EUR		(1,009)		1,009
JPY		58		(58)
CNY		(9,701)		9,701
Others		21		(21)

a-(2)    Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes. Refer to Note 7 for details on the carrying value of these investments. As of December 31, 2011, marketable equity securities are (Won)1,288,348 million.

a-(3)    Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of December 31, 2011, borrowings and bonds payables with floating interest rate amounted to (Won)1,146,775 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables (Refer to Note 31).

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

For the year ended December 31, 2011, assuming an interest rate change of 1% and considering all other variables as fixed, income before income tax would change upward or downward by (Won)1,320 million due to the interest expenses of borrowings and bonds payables with floating interest rate.

b.    Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the same as the book value of financial assets as of December 31, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 23.

c.    Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and liquidity through the utilization of its various committed credit lines, while operating an effective business.

The contractual maturity of financial liabilities of the Company as of December 31, 2011 is as follows (In millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total
Borrowings (Note a)	(Won)	711,222	(Won)	257,960	(Won)	65,893	(Won)	1,035,075
Bonds payable (Note b)		1,532,720		2,605,943		661,320		4,799,983
Derivatives liabilities		4,645		—		—		4,645
Trade payables		195,391		—		—		195,391
Other payables (Note c)		2,393,624		1,000,762		4,985		3,399,371

Total	(Won)	4,837,602	(Won)	3,864,665	(Won)	732,198	(Won)	9,434,465

(Note a)	Includes both principal and debt payments
(Note b)	Exclusive of bond discount.
(Note c)	Includes undiscounted long-term payables and long-term security deposits the Company received.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Capital Management

The Company manages its equity to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company’s overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity balances are extracted from the consolidated financial statements.

The Company’s debt-equity ratio as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows (In millions of Korean won):

	December 31, 2011		December 31, 2010		January 1, 2010
Total liabilities	(Won)	11,633,327	(Won)	10,724,390	(Won)	11,488,679
Equity		12,732,709		12,407,999		11,848,045

Debt-equity ratio		91.37%		86.43%		96.97%

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Sung Min Ha
Name:	Sung Min Ha
Title:	President and Chief Executive Officer

Date: April 30, 2012