Form 20-F
period 2012-12-31
SK TELECOM CO LTD
filed 2013-04-30
CIK 1015650

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Mr. Won Tuh Chung

11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

Telephone No.: 82-2-6100-2114

Facsimile No.: 82-2-6100-7830

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-ninth of one share of Common Stock	New York Stock Exchange
Common Stock, par value ￦500 per share	New York Stock Exchange*

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

69,694,999 shares of common stock, par value ￦500 per share (not including 11,050,712 shares of common stock held by the company as treasury shares)

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

Large accelerated filer   ☑             Accelerated filer  ☐             Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☑

(i)

(ii)

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS ANNUAL REPORT

All references to “Korea” contained in this annual report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we,” “us,” or “our” shall mean SK Telecom Co., Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S.” shall mean the United States of America.

All references to “KHz” contained in this annual report shall mean kilohertz, a unit of frequency denoting one thousand cycles per second, used to measure band and bandwidth. All references to “MHz” shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to “GHz” shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to “Kbps” shall mean one thousand binary digits, or bits, of information per second. All references to “Mbps” shall mean one million bits of information per second. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

In this annual report, we refer to the latest generation technologies as “3G” technology, “3.5G” technology and “4G” technology. Second generation, or 2G, technology was designed primarily with voice communications in mind. On the other hand, 3G and 3.5G technologies are designed to transfer both voice data and non-voice, or multimedia, data, generally at faster transmission speeds than was previously possible. 4G technology is designed to transfer both voice data and non-voice data at faster transmission speeds than 3G or 3.5G technology.

All references to “Won,” “(Won)” or “ ￦” in this annual report are to the currency of Korea, all references to “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “SGD” or “SG$” are to the currency of Singapore, all references to “CHF” or “Franc” are to the currency of Switzerland, all references to “MYR” are to the currency of Malaysia, all references to “€” are to the currency of the European Union, all references to “£” are to the currency of the United Kingdom, all references to “Renminbi” are to the currency of the People’s Republic of China and all references to “Australian Dollars” or “AUD” are to the currency of the Commonwealth of Australia.

Pursuant to the recent amendments to the Government Organization Act and the Act on the Establishment and Operation of Korea Communications Commission, both effective as of March 23, 2013, the Ministry of Science, ICT and Future Planning (the “MSIP”) was established. The MSIP is charged with regulating information and telecommunications, which function was formerly performed by the Korea Communications Commission (the “KCC”) under the previous Government. The KCC, which had taken over the regulatory functions relating to information and telecommunications policies and radio and broadcasting management from the Ministry of Information and Communication (the “MIC”) in 2008, is currently charged with regulating the public interest aspects of and fairness in broadcasting. In this annual report, we refer to the MIC and the KCC as the relevant governmental authorities in connection with any approval granted or action taken by the MIC or the KCC, as applicable, prior to such amendments and to the MSIP or other relevant governmental authority in connection with any approval granted or to be granted or action taken or to be taken by the MSIP or such other relevant governmental authority subsequent to such amendments.

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 included in this annual report.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission (the “SEC”), which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2001 to December 31, 2010 were prepared in accordance with generally accepted accounting principles in Korea (“Korean GAAP”), which is not comparable to information prepared in accordance with IFRS. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “project” and similar expressions, or that certain events, actions or results “may,” “might,” “should” or “could” occur, be taken or be achieved.

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•

our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•

our implementation of high-speed downlink packet access (“HSDPA”) technology, high-speed uplink packet access (“HSUPA”) technology, evolved high-speed uplink packet access (“HSPA+”) technology, wireless broadband Internet (“WiBro”) technology and long-term evolution (“LTE”) technology;

•

our plans for capital expenditures in 2013 for a range of projects, including investments to improve our LTE network, investments to maintain our wide-band code division multiple access (“WCDMA”) network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our business-to-business (“B2B”) solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•

our ability to comply with governmental rules and regulations, including the regulations of the Government related to telecommunications providers, rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act (the “Fair Trade Act”) and the effectiveness of steps we have taken to comply with such regulations;

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

•

our ability to successfully manage our acquisition in 2008 and 2009 of a majority stake in SK Broadband Co., Ltd. (“SK Broadband”) (formerly, Hanarotelecom Incorporated), a fixed-line telecommunications operator and broadband Internet service provider;

•	our ability to successfully manage our acquisition in 2009 of the leased-line business of SK Networks Co., Ltd. (“SK Networks”) which provides a substantial portion of the transmission lines we use;

•	our ability to successfully manage our acquisition in 2012 of a stake in SK hynix Inc. (known as Hynix Semiconductor Inc. at the time of such acquisition, “SK Hynix”), a memory-chip maker;

•	our ability to successfully manage our investments in various overseas businesses;

•	our ability to successfully enter new business areas, including the B2B solutions and healthcare businesses;

•	our ability to successfully attract and retain subscribers under the Government’s guideline on marketing expenses of the telecommunication service providers; and

•

the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment, technology changes, potential litigation and governmental actions, changes in the competitive environment, political changes, foreign exchange currency risks, foreign ownership limitations, credit risks and other risks and uncertainties that are more fully described under the heading “Item 3. Key Information — Risk Factors” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1.A.	Directors and Senior Management

Not applicable.

Item 1.B.	Advisers

Not applicable.

Item 1.C.	Auditors

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission of Korea (the “FSC”) and the Korea Exchange Inc. (the “Korea Exchange”) under the Financial Investment Services and Capital Markets Act (the “FSCMA”). English translations of such financial statements are furnished to the SEC on Form 6-K. Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by the KASB in 2012. The amendments require operating income, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating income from continuing operations in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating income in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. For additional information, see “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS for the year ended December 31, 2011, financial data as of and for the two years ended December 31, 2009 and 2008 derived from our consolidated financial statements prepared in accordance with Korean GAAP have not been included below.

	As of or for the Year Ended December 31,
	2012		2011			2010
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	16,501.9	￦	15,976.2	(1)	￦	15,569.9	(1)
Revenue		16,300.5		15,926.5	(1)		15,489.4	(1)
Other income		201.4		49.7			80.5
Operating Expense		14,735.6		13,786.9	(1)		13,228.9	(1)
Operating Income from Continuing Operations		1,766.3		2,189.3	(1)		2,341.0	(1)
Profit before Income Tax		1,550.9		2,240.7	(1)		2,373.2	(1)
Profit from Continuing Operations		1,255.0		1,631.7	(1)		1,813.8	(1)
Loss from Discontinued Operation, net of income taxes		(139.3)		(49.7)			(47.0)
Profit for the Year		1,115.7		1,582.1			1,766.8
Basic Earnings per Share(2)		16,525		22,848			25,598
Diluted Earnings per Share(3)		16,141		22,223			24,942
Basic Earnings per Share from Continuing Operations(2)		18,246		23,544			26,252
Diluted Earnings per Share from Continuing Operations(3)		17,806		22,898			25,578
Dividends Declared per Share (Won)		9,400		9,400			9,400
Dividends Declared per Share (US$)(4)		8.8		8.1			8.3
Weighted Average Number of Shares		69,694,999		70,591,937			71,942,387

	As of or for the Year Ended December 31,
	2012		2011
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(5)	￦	(880.5)	￦	(556.1)
Property and Equipment, Net		9,712.7		9,031.0
Total Assets		25,595.6		24,366.0
Non-current Liabilities(6)		6,565.9		4,959.7
Share Capital		44.6		44.6
Total Equity		12,854.8		12,732.7

	As of or for the Year Ended December 31,
	2012		2011		2010
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(7)	￦	3,394.3	￦	2,960.6	￦	2,142.3
R&D Expense		346.3		295.9		355.9
Internal R&D(8)		342.3		275.9		274.3
External R&D(9)		4.0		20.0		81.6
Depreciation and Amortization Expense		2,432.3		2,296.5		2,118.4
Net Cash Provided by Operating Activities		3,999.7		6,306.4		4,343.4
Net Cash Used in Investing Activities		(5,309.6)		(4,239.1)		(2,339.0)
Net Cash Provided by (Used in) Financing Activities		585.3		(1,079.3)		(2,246.1)
Margins (% of total sales):
Operating Margin(10)		10.7%		13.7%		15.0%
Net Margin(10)		6.8%		9.9%		11.3%

	As of or for the Year Ended December 31,
	2012	2011	2010	2009	2008
SELECTED OPERATING DATA
Population of Korea (in millions)(11)	50.9	50.7	50.5	49.8	49.5
Our Wireless Penetration(12)	52.9%	52.3%	50.9%	48.8%	46.5%
Number of Employees(13)	22,148	20,955	20,143	10,714	10,626
Wireless Subscribers(14)	26,961,045	26,552,716	25,705,049	24,269,553	23,032,045
Average Monthly Outgoing Voice Minutes per Subscriber(15)	175	192	199	197	200
Average Monthly Churn Rate(16)	2.6%	2.7%	2.7%	2.7%	2.7%
Cell Sites	35,584	21,999	17,483	15,979	17,213

(1)	As a result of the cessation of the satellite Digital Multimedia Broadcasting (“DMB”) services operated by SK Telink Co., Ltd. (“SK Telink”), SK Telink’s DMB business has been classified as discontinued operations. We applied the accounting effects retrospectively, and accordingly operating revenue and other income, revenue, operating expense, operating income from continuing operations, profit before income tax and profit from continuing operations have been re-presented to exclude results of operations of SK Telink’s DMB business for the years ended December 31, 2011 and 2010, respectively.

(2)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(3)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(4)	The Dollar amounts shown for the years ended December 31, 2012, 2011 and 2010 were translated at the rate of Won 1,063.2 to US$1.00, Won 1,158.5 to US$1.00 and Won 1,130.6 to US$1.00, respectively, the noon buying rates in effect at the end of the respective years.

(5)	Working capital means current assets minus current liabilities.

(6)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 3(21) of the notes to our consolidated financial statements.

(7)	Consists of cash outflows for the acquisition of property and equipment.

(8)	Consists of research and development costs that are expensed as incurred and costs that are amortized during the respective period.

(9)	Includes donations to Korean research institutes and educational organizations. See “Item 4.B. Business Overview — Law and Regulation — Mandatory Contributions and Obligations” and “Item 5.C. Research and Development, Patents and Licenses, etc.”

(10)	Operating revenue and other income and operating income from continuing operations used in the calculation of these ratios exclude the operating revenue and other income and operating income from discontinued operations.

(11)	Population numbers reflect the number of registered residents as published by the Ministry of Security and Public Administration of Korea.

(12)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(13)

Includes regular employees and temporary employees. The number of employees as of December 31, 2012, 2011 and 2010 includes employees of Service Ace Co., Ltd., Service Top Co., Ltd., and Network O&S Co.,

Ltd., our wholly-owned subsidiaries established in 2010, who were previously employed by third-party outsourcing companies. See “Item 6.D. Employees.”

(14)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2012 and 2011 include 406,018 subscribers and 55,449 subscribers, respectively, of MVNOs that lease our wireless networks.

(15)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of SK Telecom subscribers for each month in the period, calculated as the average of the number of SK Telecom subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(16)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next generation service, such as LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this annual report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2

	Past Six Months
	High	Low
	(Won per US$1.00)
October 2012	1,114.6	1,090.2
November 2012	1,091.8	1,081.8
December 2012	1,083.7	1,063.2
January 2013	1,091.2	1,056.0
February 2013	1,095.7	1,078.2
March 2013	1,119.2	1,083.9
April 2013 (through April 26)	1,140.3	1,111.1

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 26, 2013, the noon buying rate was Won 1,111.1 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our business. The collective market share of these other providers amounts to approximately 49.7%, in terms of numbers of wireless service subscribers, as of December 31, 2012. Since 2000, there has also been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors, including the merger of KT Freetel Co., Ltd. (“KTF”), one of our principal wireless competitors before the merger, into KT Corporation (“KT”), Korea’s principal fixed-line operator, in June 2009 and the merger in January 2010 of LG DACOM Corporation and LG Powercomm Co., Ltd. into LG Telecom Co., Ltd. (“LG Telecom”), which subsequently changed its name to LG Uplus Corp. (“LG U+”). Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. In addition, our broadband Internet access service provided through SK Broadband competes with other providers of Internet access services, including KT, LG U+ and cable companies, and our fixed-line telephone service provided through SK Broadband competes with KT, as well as providers of voice over Internet protocol (“VoIP”) services. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our current competitors to offer more competitive services and could harm our business and results of operations.

Continued competition from the other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2012, the churn rate in our wireless business ranged from 2.2% to 3.1%, with an average churn rate of 2.6%, which decreased by 0.1%p from 2011. Intensification of competition in the future may cause our churn rates to increase. The increased competition may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

However, on May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, which was lowered to 20.0% of annual sales with respect to fiscal years 2013, 2012 and 2011. This guideline remains effective. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to this guideline when feasible, which may have a material adverse effect on our businesses and results of operations.

In addition, in March 2008, the KCC fully lifted its prohibition on the practice of telecommunications services providers to offer handsets at below retail prices to attract new subscribers. As a result of the Government’s decision to allow handset subsidies, we have faced increased competition from other mobile service providers and increased our marketing expenses. However, in order to comply with the KCC’s guideline on marketing expenses, we may not be able to spend sufficient funds on marketing to effectively compete with our competitors, and any material decrease in our marketing expenses may have a material adverse effect on our results of operations.

In 2007, the KCC introduced certain regulations to allow telecommunication service providers to bundle their services as well as allow our competitors to employ services provided by us so that they can offer similar discounted package services. Competition intensified as licensed transmission service providers were permitted to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. Moreover, beginning in September 2010, we are required to lease our networks to a mobile virtual network operator (“MVNO”), at such MVNO’s request, at a rate mutually agreed upon that complies with the standards set by the KCC, which remain effective. To date, ten MVNOs have commenced providing wireless telecommunications services using the networks leased from us. Furthermore, CJ HelloVision Co., Ltd. commenced providing wireless voice and data services as an MVNO using the networks leased from KT in January 2012. In addition, Korea Mobile Internet (“KMI”) and Internet Space Time Co., Ltd. (“IST”) applied in 2011 for a license to provide wireless Internet and mobile VoIP services based on WiBro technologies. While the KCC rejected KMI’s and IST’s applications in December 2011 and again in February 2013 based on their insufficient technological and financial capabilities, among other factors, they may reapply in the future. We believe the introduction of bundled services and the entrance of MVNOs or another wireless service provider into the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to WCDMA, which is the 3G technology implemented by us, and to LTE technology, which is generally referred to as a 4G technology. Our WCDMA network currently supports more advanced HSUPA technology, as well as HSPA+ technology. We commenced commercial LTE services in July 2011 at the same time with LG U+, while KT commenced its commercial LTE services in January 2012. The more successful operation of an LTE network by a competitor, including better market acceptance of a competitor’s LTE services, could materially and adversely affect our existing wireless businesses as well as the returns on future investments we may make in our LTE network or our other businesses.

In March 2005, we obtained a license from the MIC to provide WiBro services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2011, we had extended WiBro service to hot zone areas in 84 cities throughout Korea. We currently use our WiBro network as a backhaul for our mobile Wi-Fi network. We cannot assure you that there will continue to be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Digital Wireless Network.”

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

We have made, and intend to continue to make, capital investments to develop and launch our LTE service. In 2012 and 2011, we spent Won 1,767.1 billion and Won 233.7 billion, respectively, in capital expenditures to build and enhance our LTE network. We plan to make further capital investments related to our LTE service in the future. Our LTE-related investment plans are subject to change, and will depend, in part, on market demand for LTE service, the competitive landscape for provision of such service and the development of competing technologies. There may not be sufficient demand for our LTE service, as a result of competition or otherwise, to permit us to recoup or profit from our LTE-related capital investments.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

We seek growth through investments in new businesses. For example, in February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

We also continue to seek other opportunities to expand our business abroad, as such opportunities present themselves. These global businesses may require further investment from us. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Global Business.”

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses. Entering into new businesses and regions in which we have limited experience may require us to make substantial investments, and despite such investments, we may still be unsuccessful in these efforts to expand and diversify. We might not be able to recoup or profit from our investments in new businesses and regions. For example, in November 2010, we invested approximately $60 million in LightSquared Inc. (“LightSquared”), which planned to build a wholesale wireless broadband network in the United States. However, LightSquared is currently in bankruptcy proceedings in the United States pursuant to Chapter 11 of the U.S. Bankruptcy Code. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

We may fail to successfully integrate our new acquisitions and joint ventures and may fail to realize the anticipated benefits.

We have pursued convergence growth opportunities. For example, in 2008 and 2009, we acquired an additional equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for an aggregate purchase price of approximately Won 1.45 trillion and currently hold a 50.6% equity stake in the company. In February 2010, we acquired a 49.0% equity stake in Hana SK Card Co., Ltd. (“Hana SK Card”) for the purchase price of Won 400.0 billion in order to provide cross-over services between telecommunication and finance. In September 2009, we also acquired the leased-line business and related ancillary businesses of SK Networks for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. While we are hoping to benefit from a range of synergies from the acquisitions, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to integrate our new businesses and may fail to realize the expected benefits in the near term, or at all.

In particular, we may experience difficulties in operating SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services, and we may be unsuccessful in retaining SK Broadband’s existing customers. Since April 2008, customers of SK Broadband have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korea Trade Commission. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. In the second half of 2011, the Seoul Central District Court rendered judgments that accepted the plaintiffs’ claims in part, ordering a payment which amounted to an aggregate of approximately Won 5.5 billion. Both SK Broadband and the plaintiffs filed appeals at the Seoul High Court, which affirmed the judgments of the Seoul District Court with respect to a few of these lawsuits. SK Broadband has filed appeals at the Supreme Court of Korea with respect to such lawsuits, while other cases remain pending at the Seoul High Court. For more information regarding these lawsuits, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — SK Broadband Litigation.”

In February 2012, we acquired a 21.05% equity stake in SK Hynix and became its largest shareholder. Our business and financial condition may be adversely affected if we fail to manage our investment in SK Hynix successfully. Since the memory semiconductor industry in which SK Hynix operates is subject to cyclical fluctuations, our financial condition and results of operations may be adversely affected by a downturn in the memory semiconductor industry. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions. For example, SK Hynix and its subsidiaries, on a consolidated basis, recorded net losses of Won 332.6 billion and Won 4,744.7 billion in 2009 and 2008, respectively, due to a severe downturn in the memory semiconductor industry. In addition, the memory semiconductor industry is experiencing intense competition and the average selling prices of semiconductor products have generally declined in recent years and are expected to continue to decline with time irrespective of industry-wide cyclicality and fluctuations as a result of, among other factors, technological advancements and cost reductions. For example, SK Hynix and its subsidiaries, on a consolidated basis, recorded net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Since our share of SK Hynix’s net losses will be reflected in our income statement as share of losses related to investments in associates, any significant loss of SK Hynix could have a material adverse effect on our results of operations.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the KCC and the historical population data published by the Ministry of Security and Public Administration, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2012 was approximately 105.3%, which is relatively high compared to many industrialized countries. Therefore, the penetration rate for wireless telecommunications service in Korea will not grow significantly. As a result of the already high penetration rate in Korea for wireless services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. According to the KCC’s final plan announced in February 2010, the amount of spectrum in the 800 MHz band allocated to us was reduced to 2 x 15 MHz of spectrum beginning in July 2011 from the previous 2 x 22.5 MHz. Instead, we have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In August 2011, the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. We acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion. We are obligated to pay the license fee in installments during the license period of 10 years. KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our 2G services, 60 MHz of bandwidth in the 2.1 GHz spectrum for our 3G services and 20 MHz of bandwidth in the 800 MHz spectrum and 20 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. The KCC announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The KCC held an informative public hearing on this proposed auction in February 2013 but has yet to announce the details of the auction. We expect the auction to take place during 2013.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has recently been a major factor for the high utilization of our bandwidth. This trend has been offset in part by the implementation of new technologies, such as the CDMA 1xEV-DO upgrades to our CDMA network and the completion of our HSDPA-capable WCDMA network and LTE network, which enables more efficient usage of our bandwidth than was possible on our basic CDMA network. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless services. Growth of our wireless business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless business. Furthermore, we may be required to pay a substantial amount to acquire bandwidth capacity in order to meet increasing bandwidth demand, which may adversely affect our financial condition and results of operations.

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

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants with respect to SK Telecom’s debt instruments include, but are not limited to, a maximum debt-to-equity ratio of 1.20, a minimum tangible net worth of Won 1.0 trillion and a minimum interest coverage ratio of 4.00, each as determined on a separate basis. The debt arrangements also contain negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 3,394.3 billion for capital expenditures in 2012. We expect to spend less for capital expenditures in 2013 compared to 2012 for a range of projects, including investments to improve our LTE network, investments to maintain our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our B2B solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course.

In particular, we continue to make significant capital investments to expand and upgrade our wireless networks in response to growing bandwidth demand by our subscribers. Bandwidth usage by our subscribers has rapidly increased in recent years primarily due to the increasing popularity of smartphones and data intensive applications among smartphone users. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than currently anticipated to expand the bandwidth capacity of our networks or our customers may have a suboptimal experience when using our services. Any of these events could adversely affect our competitive position and have a material adverse effect on our business, financial condition, results of operation and cash flow. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources.”

As of December 31, 2012, we had approximately Won 1,779.6 billion in contractual payment obligations due in 2013, almost all of which involve repayment of debt obligations. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

We purchase wireless network equipment from a small number of suppliers. To date, we have purchased substantially all of the equipment for our CDMA network from Samsung Electronics Co., Ltd. (“Samsung Electronics”) and substantially all of the equipment for our WCDMA network, including the software and firmware used to upgrade our WCDMA network, from Samsung Electronics and Ericsson-LG Co., Ltd. (formerly known as

LG-Ericsson Co., Ltd.) (“Ericsson-LG”). In addition, to date, we have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. To date, we have purchased substantially all of the equipment for our LTE network from Samsung Electronics, Ericsson-LG and Nokia Siemens Networks B.V. We believe Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in the maintenance and enhancement of our wireless networks. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

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

We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China and the United States, and in Europe. We also license a number of patented processes and trademarks under cross-licensing, technical assistance and other agreements. In addition to active internal and external research and development efforts, our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our services.

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

Our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. For example, in July 2011, there was a leak of personal information of subscribers of the NATE and Cyworld websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. As of December 31, 2012, twenty lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion in aggregate. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

Most of our businesses are subject to extensive governmental supervision and regulation. Under the previous Government, the KCC periodically reviewed the tariffs charged by wireless operators and, from time to time, suggested tariff reductions. Although these suggestions were not binding, we implemented some tariff reductions in response to the KCC’s recommendations. After discussions with the KCC, in November 2009, we adopted various tariff reduction measures, including a reduction of the initial subscription fee by 27.0% and an increase in discounts for long-term subscribers. In March 2010, we also began to charge voice calls on a per-second basis, which has the effect of reducing the usage charges compared with the previous system of charging per ten seconds. After discussions with the KCC, in June 2011, we announced further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of usage charges for short text message service (“SMS”) up to 50 messages per month and the introduction of customized fixed-rate plans for smartphone users, which were implemented in the second half of 2011. The MSIP, which has taken over the KCC’s tariff regulation function as of March 23, 2013, may also suggest tariff reductions and any further tariff reductions we make in response to such suggestion may adversely affect our results of operations.

The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. For example, the MIC adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing 3G services. The MSIP may impose similar restrictions on the choice of technology used in future telecommunications services, and it is possible that technologies promoted by the Government in the future may not provide the best commercial returns for us.

Furthermore, the Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. In February 2010, the KCC announced its final plan to reallocate the spectrum of frequencies among us, KT and LG U+. In addition, in August 2011 the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. In the auction, we acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion, KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. The KCC announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The KCC held an informative public hearing on this proposed auction in February 2013 but has yet to announce the details of the auction. We expect the auction to take place during 2013. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation.” While we do not believe the reallocation of spectrum will materially impact our ability to maintain sufficient bandwidth capacity, the reallocation and new allocation of the spectrum to our existing or new competitors could increase competition among wireless service providers, which may have an adverse effect on our business.

Pursuant to recent amendments to the Telecommunications Business Act, which became effective as of September 23, 2010, certain mobile network operators designated by the KCC, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. To date, ten MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Our interconnection arrangements, including the interconnection rates we pay and interconnection rates we charge, affect our revenues and operating results. The MSIP determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. The KCC, which determined such basic framework under the previous Government, changed the basic framework for interconnection arrangements several times. We cannot assure you that we will not be adversely affected by the MSIP’s interconnection policies and future changes to such policies. See “Item 4.B. Business Overview — Interconnection — Domestic Calls.”

In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In addition, the MIC has also required all new subscribers to be given numbers with the “010” prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services. The KCC pursued the integration process and planned to complete the process by around 2018, when all mobile telephone numbers would have the prefix identification number “010.” We expect the MSIP to continue to pursue the integration process on a similar timetable. Historically, “011” has had high brand recognition in Korea as the prefix for premium wireless telecommunications service. The Government’s adoption of the number portability system and the consolidation of the prefix numbers have resulted in and may continue to result in weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview — Subscribers — Number Portability.”

In addition, the MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. The KCC had the same authority in the previous Government and exercised such authority to suspend our business and impose fines on us. For example, in December 2012, the KCC imposed a suspension on each of us, KT and LG U+ from acquiring new subscribers during the first quarter of 2013, each for a period of more than 20 days, and imposed fines pursuant to its determination that we, KT and LG U+ discriminatorily provided handset subsidies to new subscribers. In March 2013, the KCC imposed additional fines on each of us, KT and LG U+ for the same reason after further investigations. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the MSIP could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses, including our WCDMA, LTE and WiBro licenses.

President Park Geun-hye, who took office on February 25, 2013 as the 18th President of Korea, announced that the new Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the new Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand MVNO and mobile VoIP (“m-VoIP”) service, (3) intensify regulations on handset subsidies and (4) construct a data-based tariff system. If the new Government goes forward with its new telecommunications policy, it will increase competition among wireless service providers and our business and our profitability may be adversely affected.

We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We were designated by the KCC as the “market dominant service provider” in respect of our wireless telecommunications business. We do not expect the MSIP to lift such designation for the time being. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MSIP to raise our existing rates or introduce new rates. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.” The MSIP could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

We also qualify as a “market-dominating business entity” under the Fair Trade Act, which subjects us to additional regulations. For instance, during our acquisition of Shinsegi Telecom, Inc. (“Shinsegi”), which closed in 2002, the Fair Trade Commission of Korea (the “FTC”) approved the acquisition on the condition that, among other things, our and Shinsegi’s combined market share in the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. While we are no longer subject to any market share limitations, the Government may impose restrictions on our market share in the future. If we become subject to market share limitations, our ability to compete effectively will be impeded.

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

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. In May 2011, the International Agency for Research on Cancer (the “IARC”), a part of the World Health Organization, announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC conducts research on the causes of human cancer and the mechanisms of carcinogenesis and aims to develop scientific strategies for cancer control. We cannot assure you that these health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on our business by reducing the number of our subscribers or the usage per subscriber.

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

A global or Korean economic downturn may have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of our common shares and American Depositary Shares (“ADSs”) to decline.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. The overall impact of these legislative and regulatory efforts on the global financial markets continues to be uncertain, and they may not have the intended stabilizing effects. While the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Cyprus, Spain, Italy and other countries in Europe. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. These or other developments could potentially trigger another financial and economic crisis.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. Adverse global and Korean economic conditions may lead to overall decline and volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. Increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically may lead many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operations. Major market disruptions and adverse changes in economic conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict future changes in economic conditions. Adverse developments in the global or Korean economies or financial markets may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market value of our common shares and ADSs.

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

Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the our common shares on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”). These fluctuations also will affect:

•

the amounts a registered holder or beneficial owner of ADSs will receive from the American Depositary Receipt (“ADR”) depositary in respect of dividends, which will be paid in Won to the ADR depositary and converted by the ADR depositary into Dollars;

•	the Dollar value of the proceeds that a holder will receive upon sale in Korea of our common shares; and

•	the secondary market price of our ADSs.

For historical exchange rate information, see “Item 3.A. Selected Financial Data — Exchange Rates.”

Risks Relating to Korea

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and a significant portion of our operations is based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the economy is subject to many factors beyond our control.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While the value of the Won generally stabilized starting in the second half of 2010, there have been signs of relative increase in the volatility of exchange rates starting in the fourth quarter of 2012. Given the lingering uncertainty in the global economic environment, there is no guarantee that exchange rates will not once again fluctuate in the future at such levels as we experienced in the second half of 2008 through the first half of 2010. See “Item 3.A. Selected Financial Data — Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (“KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 1,944.56 on April 26, 2013, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	difficulties in the financial sector in Korea, including the savings bank sector;

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space.

•

In late March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition and the market value of our common shares and ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, business reports, audit reports, semi-annual or quarterly reports and material fact reports and omission of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Securities

If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings Co., Ltd. (“SK Holdings”), is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2012, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2012, which we believe was 44.14%) would exceed the 49.0%

ceiling on foreign shareholding. As of December 31, 2012, a foreign investment fund and its related parties collectively held a 3.1% stake in SK Holdings. We could breach the foreign ownership limitations if the number of common shares or ADSs owned by other foreign persons significantly increases.

If our aggregate foreign shareholding limit is exceeded, the MSIP may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15.0% or more of SK Holdings. Furthermore, if SK Holdings is considered a foreign shareholder, it may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIP may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. For a description of further actions that the MSIP could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.”

If our convertible notes are converted by foreign holders and such conversion causes a violation of the foreign ownership restrictions of the Telecommunications Business Act, or in certain other circumstances, we may sell our common shares in order to settle the converting holders’ conversion rights in cash in lieu of delivering common shares or ADSs to them, and these sales might adversely affect the market value of our common shares or ADSs.

In April 2009, we sold US$332.5 million in 1.75% convertible notes due 2014, all of which currently remain outstanding. As of March 31, 2013, these convertible notes were convertible by the holders into our common shares at the rate of Won 190,006 per share. These notes are held principally by foreign holders. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common shares or ADSs upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of our common shares to satisfy the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we may sell such number of treasury shares held in trust for us that corresponds to the number of our common shares that would have been deliverable in the absence of the 49.0% foreign shareholding restrictions imposed by the Telecommunications Business Act or other legal restrictions. The number of shares sold in these circumstances might be substantial. We cannot assure you that such sales would not adversely affect the market value of our common shares or ADSs.

Sales of our shares by SK Holdings and/or other large shareholders may adversely affect the market value of our common shares and ADSs.

Sales of substantial amounts of our common shares, or the perception that such sales may occur, could adversely affect the prevailing market value of our common shares or ADSs or our ability to raise capital through an offering of our common shares.

As of December 31, 2012, SK Holdings owned 25.22% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 15,990,995 shares as of March 31, 2013, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares.” It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional new shares and may suffer dilution of his or her equity interest in us.

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer a right to subscribe for additional new common shares or any other rights of similar nature, the ADR depositary, after consultation with us, may make the rights available to an ADS holder or use reasonable efforts to dispose of the rights on behalf of the ADS holder and make the net proceeds available to the ADS holder. The ADR depositary, however, is not required to make available to an ADS holder any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United

States. As a reporting company registered with the SEC and listed on the New York Stock Exchange (the “NYSE”), we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the NYSE. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information available could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

There are special risks involved with investing in securities of Korean companies, including the possibility of restrictions being imposed by the Government in emergency circumstances.

As we are a Korean company and operate in a business and cultural environment that is different from that of other countries, there are risks associated with investing in our securities that are not typical for investments in securities of companies in other jurisdictions.

Under the Korean Foreign Exchange Transactions Law, if the Government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Strategy and Finance for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities or other transactions involving foreign exchange.

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We also continue to look outside Korea for investment and growth opportunities. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.

We provide our wireless telecommunications services principally through backbone networks using CDMA, WCDMA and LTE technologies. Collectively, these networks can access approximately 99.0% of the Korean population. In addition, we also provide wireless broadband Internet access through our WiBro service. For a more detailed description of our backbone network infrastructure, see “— Digital Wireless Network” below. Our advanced and extensive wireless telecommunications infrastructure has enabled us to offer high-quality cellular voice transmission services at competitive prices, as well as to develop and deploy an increasingly sophisticated range of wireless data and multimedia products and services, including wireless Internet services, in step with technological advancements and growing consumer demand. We believe our network infrastructure also provides us with a competitive advantage in pioneering new business opportunities created by digital convergence.

As of December 31, 2012, we had approximately 27.0 million wireless subscribers throughout Korea, including the number of MVNO subscribers leasing our networks, of which 24.7 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of December 31, 2012, our share of the Korean wireless market was approximately 50.3%, based on number of subscribers, according to the KCC. MVNOs leasing our networks had a total of 0.4 million subscribers, representing a market share of approximately 0.8%.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In September 2009, we acquired additional shares of SK Broadband’s common stock, increasing our equity stake to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV (“IP TV”) services, as well as fixed-line telephone services. As of December 31, 2012, we had approximately 4.4 million broadband Internet access subscribers and 4.8 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink).

In September 2009, we completed the acquisition of the leased-line business and related ancillary businesses of SK Networks for approximately Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. Historically, we have relied on KT and SK Networks to provide a substantial majority of the transmission lines we lease.

In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

On March 31, 2013, we had a market capitalization of approximately Won 14.6 trillion (US$13.1 billion, as translated at the noon buying rate of March 29, 2013) or approximately 1.35% of the total market capitalization on the KRX KOSPI Market, making us the 14th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services operators merged. See “Item 4.B. Business Overview — Competition.”

There are currently three providers of wireless voice telecommunications services in Korea: our company, KT (into which KTF merged) and LG U+ (formerly, LG Telecom). According to the KCC, as of December 31, 2012, the market share of the Korean wireless telecommunications market in terms of number of subscribers of KT and LG U+ was approximately 30.8% and 18.9%, respectively (compared to our market share of 50.3%). MVNOs had a combined market share of 2.4%.

In December 2000, the MIC awarded to two companies the right to receive a license to provide 3G services using WCDMA, an extension of the Global System for Mobile (“GSM”) Communication standard for wireless telecommunications, which is globally the most widely used wireless technology. These rights were awarded to two consortia of companies, one led by our former subsidiary, SK IMT Co., Ltd. (“SK IMT”), and the other to a consortium that included KT. SK IMT was merged into us on May 1, 2004. The right to acquire an additional license to operate a network using CDMA2000 technology was awarded to LG Telecom in August 2001, but was later revoked in July 2006.

A one-way mobile number portability (“MNP”) system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LG Telecom. From July 2004, a two-way MNP system was implemented so that KTF subscribers could transfer to us and LG Telecom. A three-way MNP system has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2012, 2011 and 2010, approximately 4.5 million, 4.0 million and 3.6 million, respectively, of our subscribers migrated to our competitors. Approximately 1.7 million, 1.4 million and 1.3 million of LG U+’s subscribers in 2012, 2011 and 2010, respectively, and approximately 2.7 million, 2.5 million and 2.4 million of KT’s subscribers in 2012, 2011 and 2010, respectively, migrated to our service.

In January 2005, the Government granted each of us and KT a license to offer WiBro service.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 35.8 lines per 100 population as of December 31, 2012, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 105.3 subscribers per 100 population as of December 31, 2012. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands, except for per population amounts)
Population of Korea(1)	50,948	50,734	50,516	49,773	49,540
Wireless Subscribers(2)	53,624	52,507	50,767	47,944	45,607
Wireless Subscribers per 100 Population	105.3	103.5	100.5	96.3	92.1
Telephone Lines in Service(2)	18,261	18,633	19,273	20,090	22,132
Telephone Lines per 100 Population	35.8	36.7	38.2	40.4	44.7

(1)	Source: The Ministry of Security and Public Administration.

(2)	Source: KCC.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 105.3% as of December 31, 2012 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 53.6 million as of December 31, 2012.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals.

As of December 31, 2012, approximately 49.8 million of Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	49,751	47,599	48,085	46,301	42,740
Total Number of Wireless Subscribers	53,624	52,507	50,767	47,944	45,607
Penetration of Wireless Internet-Enabled Handsets	92.8%	90.7%	94.7%	96.6%	93.7%

Source: KCC.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency (“KISA”), the number of Internet users in Korea increased from approximately 3.1 million at the end of 1998 to approximately 38.1 million as of July 2012, representing a 20.4% compound annual growth rate. From the end of 2005 to the end of 2012, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 18.3 million, representing a 5.9% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband Internet access subscribers as of the dates indicated:

	As of December 31,
	2012		2011	2010	2009	2008
	(In thousands)
Number of Internet Users(1)	38,120	(2)	37,180	37,010	36,580	35,360
Number of Broadband Internet Access Subscribers(3)	18,253		17,860	17,224	16,349	15,475

(1)	Source: KISA.

(2)	As of July 2012.

(3)	Source: KCC. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We provide the following core services:

•

Cellular voice services.    We provide wireless voice transmission services to our subscribers through our backbone wireless networks and also offer wireless global roaming services through service agreements with various foreign wireless telecommunications service providers. (Accordingly, while “cellular voice services” principally refer to our core wireless voice transmission services, they also comprise our wireless voice and data global roaming services.)

•

Wireless data services.    We also provide wireless data transmission services, including wireless Internet access services, which allow subscribers to access a wide range of online digital contents and services, as well as to send and receive text and multimedia messages, using their mobile phones.

•

Broadband Internet and fixed-line telephone services.    Through our consolidated subsidiary, SK Broadband, we provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services. Through SK Broadband, we also provide local, domestic long-distance and international long-distance fixed-line telephone services to residential and commercial subscribers. We currently own a 50.6% equity interest in SK Broadband following our acquisition of a 7.2% equity stake in it in September 2009.

•

Digital convergence and new businesses.    We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including 11th Street, an online shopping mall, and T Store, an online open marketplace for mobile applications, as well as a “telematics” service, which makes use of global positioning system (“GPS”) technology. We also engage in the B2B solutions business that provides customized business solutions and applications to corporate customers. In October 2011, in order to develop a management system and corporate culture that is more suitable for the platform business and facilitate the expeditious execution of business strategies for such business, we spun off our platform business, including 11th Street and T Store, to a new wholly-owned subsidiary, SK Planet Co., Ltd. (“SK Planet”). In addition, we recently began pursuing new growth opportunities in the healthcare business by making equity investments in medical device manufacturers in 2011 and 2013 and establishing a joint venture with the Seoul National University Hospital (“SNUH”) in 2012.

We provide our wireless services through our proprietary backbone networks based on CDMA, WCDMA and LTE technologies. We also offer wireless data transmission and wireless Internet access services through our WiBro network. For more information on our backbone networks, see “— Digital Wireless Network.”

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

Our principal strategies are to:

•

Enhance the technical capabilities of our wireless networks to improve data transmission speed and service quality and to offer an increased range of services, including in connection with our development of new and advanced wireless technologies.    We believe we have the most extensive and advanced wireless telecommunications network in Korea, and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network. In 2011, we further upgraded our WCDMA network to support HSUPA and HSPA+ technology and expanded the coverage area of our WiBro service. We commenced commercial LTE services in July 2011 and LTE smartphone services in September 2011, and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service (which allows mobile devices to seamlessly wander between our LTE frequency spectrums) in the 1.8 GHz spectrum in July 2012 and expanded the coverage area of our LTE multi-carrier service to metropolitan Seoul and the downtown areas of other major cities in Korea. Starting in the second half of 2013, we plan to continue to maintain our LTE technology leadership by applying carrier aggregation technology (which combines spectrum frequencies to improve data transmission speed and capacity) to our LTE service, beginning with the areas in which we provide our LTE multi-carrier service. We also plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, to introduce the latest wireless telecommunications products and services more quickly and to efficiently implement new wireless technologies as market opportunities arise.

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

•

Offer a broad range of new and innovative wireless data contents and services.    We plan to improve the service quality and expand the range of our wireless data contents and services with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or “m-commerce” services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers. We also intend to expand the operation of T Store by constructing an environment where outstanding developers can be nurtured and high-quality content can be produced.

•

Leverage our extensive network infrastructure, technical know-how and leading market position to exploit opportunities that arise from an increasingly convergent era in telecommunications and to pioneer new businesses.    We believe that increasing convergence among communications technologies, as well as between the telecommunications sector and other industries, creates growth opportunities for incumbent telecommunications service providers, like us, whose existing infrastructure, know-how and extensive subscriber base provide a competitive advantage. We further believe that digital convergence will support demand for increasingly integrated products and services. We hope to create greater convergence opportunities across our various network platforms through various acquisitions, such as the acquisition of an equity stake in SK Broadband, Korea’s second largest fixed-line operator, or the acquisition of the leased-line business from SK Networks. We also plan to continue to improve our new convergence services, such as 11th Street and T Store, and pursue new business opportunities in the healthcare business area.

•

Pursue our platform business and our B2B solutions business.    We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. To better respond to the increased demand in the platform industry to connect content providers with smartphone and tablet users, we spun off our platform business into a new wholly-owned subsidiary, SK Planet, in October 2011. SK Planet operates our platform business in the marketplace for digital content, T Store, and in the open marketplace for online shopping and m-commerce, 11th Street. We also plan to enhance our enterprise value by expanding into media platforms and advertising platforms. In addition, we plan to grow our B2B solutions business to generate greater value and growth for both us and our customers and partners around the globe. Through our B2B solutions business, we endeavor to provide customized value-added services such as applications and solutions to clients in different businesses based on existing network infrastructure. Building on existing infrastructures, we anticipate that value-added services to business clients will generate greater revenues compared to the current B2B business model. Once we establish prototypes categorized by the type and size of the business, we intend to expand and apply such business models to other businesses in the same field. We are in the process of working with various clients in finance, education, health, shopping and other areas.

•

Pursue diversification and growth through our investment in the semiconductor business. In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, and became its largest shareholder. By investing in the export-driven semiconductor business, we plan to achieve a more diversified business portfolio, as well as seek global growth opportunities utilizing SK Hynix’s overseas network.

•

Continue global expansion by seeking opportunities in overseas markets.    We continue to seek opportunities to expand our global business. In light of the highly penetrated Korean wireless market, we believe that strategic expansion into overseas markets offers important opportunities for future growth.

Digital Wireless Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, a WCDMA network, an LTE network, a WiBro network and a Wi-Fi network. We commenced commercial LTE services in Seoul on July 1, 2011 and expanded the coverage area of our LTE services to 28 cities as of January 1, 2012. We further expanded the coverage area of our LTE services to nationwide by the end of April 2012. As of December 31, 2012, we had 7.5 million LTE subscribers.

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

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as 3.5G technology. In March 2007, we completed the nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99.0% of the Korean population. Our WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. We are currently implementing HSUPA upgrades to our WCDMA network in service areas with high data usage, as well as upgrades to enable more extensive HSPA+ service in most service areas. HSUPA technology represents the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. Our implementation of HSDPA, HSUPA and HSPA+ technology allows us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. We plan to continue maintaining our current 3G service quality, including through the installation of additional small cell sites or cellular repeaters to improve reception quality in subterranean areas, buildings or any remaining “blind spots” where reception quality may not be optimal. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources.”

WiBro Network

We received a license from the MIC in 2005 to provide WiBro services which we believe will complement our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted initial pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service “hot zone” areas in 84 cities. We currently use our WiBro network as a backhaul for our mobile Wi-Fi network.

Wi-Fi Network

Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet at a speed faster than our WCDMA or WiBro networks, although the service range of each Wi-Fi hot zone is smaller than that of our WCDMA or WiBro networks. We started to build Wi-Fi hot zones in 2010 and, as of December 31, 2012, we had more than 90,000 Wi-Fi hot zones in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi hot zone typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, including those installed at public transportation facilities and amusement parks, have much wider service areas. We plan to increase the number of Wi-Fi hot zones to approximately 110,000 by the end of 2013.

LTE Network

We commenced commercial wireless services based on LTE technology, which is generally referred to as a 4G technology, on July 1, 2011 and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service in the 1.8 GHz spectrum in July 2012 and expanded the coverage area of our multi-carrier service to metropolitan Seoul and the downtown areas of six major cities, namely, Busan, Daegu, Daejeon, Incheon, Ulsan and Gwangju, in Korea. Starting in the second half of 2013, we plan to continue to maintain our LTE technology leadership by applying carrier aggregation technology to our LTE service, beginning with the areas in which we provide our LTE multi-carrier service. Several wireless carriers in the United States, Europe and Asia commenced LTE services in 2010 and 2011 and LTE technology is expected to be widely accepted globally as the standard 4G technology. LTE technology enables data to be transmitted at a speed faster than our WCDMA or WiBro networks, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. The faster data transmission speed of our LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network.

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

As of December 31, 2012, our CDMA, WCDMA, LTE and WiBro networks had an aggregate of 35,584 cell sites.

We have purchased substantially all of the equipment for our CDMA network from Samsung Electronics and have purchased substantially all of the equipment for our WCDMA network, including the software and firmware used to upgrade our WCDMA network, from Samsung Electronics and Ericsson–LG. We have purchased substantially all of the equipment for our WiBro network from Samsung Electronics. We have purchased substantially all of the equipment for our LTE network from Samsung Electronics, Ericsson–LG and Nokia Siemens Networks B.V.

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

We use a wireless network surveillance system. This system oversees the operation of cell sites and allows us to monitor our main equipment located throughout the country from one monitoring station. The automatic inspection and testing provided to the cell sites lets the system immediately rebalance to the most suitable setting, and the surveillance system provides for automatic dispatch of repair teams and quick recovery in emergency situations.

Our Services

We offer wireless digital voice and data transmission services via networks that collectively can access approximately 99.0% of the Korean population. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers.

For a discussion of our backbone networks, see “— Digital Wireless Network” above.

Cellular Voice Services

Our cellular voice services, which comprise basic wireless voice transmission services and related “value-added” services, as well as global roaming services, remain our core business area. We derive revenues from our cellular voice services principally through monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. For a more complete description of the fees we charge, see “— Revenues and Rates” below.

To complement our basic voice transmission services, in recent years, we have offered increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2012 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service; and services that alert subscribers when a dialed number that was engaged when first dialed is no longer engaged. We also launched a voice-over-LTE service, known as our “HD Voice” service, in August 2012. HD Voice service is a premium communication service which features high quality voice transmission, fast call connection, voice-to-video call switching and digital content sharing during calls.

We also offer cellular global roaming services, branded as our “T-Roaming” service, through service agreements with various foreign wireless telecommunications service providers. Global roaming services allow subscribers traveling abroad to make and receive calls, often using their regular mobile phone numbers. Subscribers using EV-DO-, WCDMA- and LTE-capable handsets are able to make and receive calls using their regular mobile phone number without changing their handsets. In addition, we provide global roaming service to foreigners traveling to Korea. In such cases, we generally receive a fee from the traveler’s local wireless service provider.

Our global roaming service is offered in four technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, GSM, WCDMA and LTE roaming. We currently offer CDMA voice roaming services in 15 countries, GSM voice roaming services in 186 countries and WCDMA voice roaming services in 92 countries. We currently do not provide any LTE voice roaming services. In addition, we offer CDMA data roaming services in 7 countries, GSM data roaming services in 107 countries, WCDMA data roaming services in 91 countries and LTE data roaming services in three countries. In 2012, approximately 9.9 million subscribers utilized our global roaming services.

SK Telink launched its pre-paid MVNO service in June 2012 and its post-pay MVNO service in January 2013. An MVNO leases the networks of a mobile network operator and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

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

We plan to take advantage of the efficiency of our wireless network in order to enable our clients to easily access the Internet. We are in the process of upgrading our main 3G network and our LTE network. We commenced commercial LTE services in July 2011, which are capable of supporting data transmission at a speed substantially faster than that of our 3G services, and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We also continue to invest in our Wi-Fi network by, among other things, utilizing WiBro as a backhaul. We plan to increase the number of Wi-Fi hot zones to approximately 110,000 by the end of 2013.

Wireless Data, SMS and MMS Services.    We provide wireless data communication services, including our basic SMS, which allows subscribers to send and receive short text messages to and from their mobile phones and other devices. SMS, which is also known as our “phone mail” service, continues to be one of our most popular data transmission services. In addition to text-only SMS, we also offer a multimedia message service (“MMS”). MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA network, the implementation of WCDMA and LTE technologies has significantly increased the quality, speed and range of our MMS. In December 2012, we also launched a new all-IP service called “joyn.T,” an integrated mobile and SMS messaging service with additional features such as photo, video and location sharing that is available over various networks and mobile devices.

Wireless Internet Services.    In addition to our wireless data communications services, we also offer our feature phone subscribers wireless access to the Internet through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our wireless network and the Internet. Through our NATE portal, our feature phone subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. We also provide our smartphone subscribers with direct access to the Internet using mobile Internet technology. As of December 31, 2012, approximately 24.7 million, or 91.3%, of our subscribers owned Internet-enabled handsets capable of accessing our wireless Internet services.

•

Wireless Entertainment Services:    We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific and community portal sites that we operate, including:

•

MelOn, a music portal operated by our consolidated subsidiary, Loen Entertainment, Inc. (“Loen Entertainment”), that provides wireless access to a wide range of digital music contents. To aggregate and manage our digital music contents offerings, we also operate an integrated wireless and fixed-line MelOn website, which subscribers can access using wireless devices, such as their mobile phones, smartphones, tablet computers and MP3 players, as well as fixed-line devices, such as personal computers. As of December 31, 2012, we had approximately 6.9 million subscribers to our MelOn service;

•

Hoppin, a network-based personalized media platform through which we provide various video contents that can be viewed from multiple devices, including smartphones, tablets and personal computers. We provide more than 10,000 titles of movies, television programs and music videos through Hoppin;

•

B tv Mobile, a mobile IP TV service operated by SK Broadband, which currently provides subscribers access to approximately 40 TV channels and 13,000 titles of movies that can be downloaded to wireless devices;

•

Mobile Cyworld, a wireless web community portal site, which is a mobile version of the Cyworld community site operated by our consolidated subsidiary, SK Communications. For a more detailed description of the fixed-line Cyworld portal, see “— Digital Convergence and New Businesses — Portal Services — Community Portal Service;” and

•

Gaming Services, which are provided by SK Planet to our subscribers through T Store. For example, we offer a variety of multi-player, interactive mobile games, as well as animation-based mobile games. In addition, we also offer 3D mobile games that subscribers can download to mobile phones and other wireless devices equipped with a mobile gaming-specific chip. We continue to enhance our competitiveness in mobile gaming services by pursuing partnerships with global game companies so that T Store is the platform on which their games are initially published and provided before they become available on other platforms. We also plan to enhance the value of our mobile gaming services by upgrading our game center and expanding it globally.

•

Wireless Financial and Commercial Services:    We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial and commercial businesses include:

•

11th Street, an online shopping mall operated by SK Planet that links wired and wireless shopping services. As of December 31, 2012, 11th Street continues to be one of the three biggest enterprises in its field. In 2013, we intend to continue to expand and reinforce our mobile version of 11th Street and to consider opportunities in overseas markets to capitalize on developing m-commerce markets;

•

T Store, an online open marketplace for mobile applications operated by SK Planet. T Store is open to, and operates with, other open markets such as the Android market and manufacturers’ open markets. We plan to construct an environment where outstanding developers of mobile applications can be nurtured and high-quality content can be produced;

•

Gifticon, a service that allows users to pay for and give gifts using their mobile phone. Payments are settled wirelessly and recipients are notified of their gifts by instant messaging or via our NATE data service;

•

Smart Wallet, a service that allows users to conveniently manage membership card points and payment methods such as coupons, Gifticon, credit cards and gift vouchers on their mobile devices for both online and offline purchases; and

•

T Stock, an integrated electronic stock trading service based on an application which provides access to stock market information as well as certain electronic stock trading services operated by participating securities companies and, accordingly, enables subscribers to perform certain stock trading transactions and view stock-related information through their mobile devices.

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

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and its network covers 86.3% of households in Korea as of December 31, 2012. Its fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. For the year ended December 31, 2012, SK Broadband and its consolidated subsidiaries had revenues of Won 2,492.2 billion and net profit of Won 22.5 billion, compared to revenues of Won 2,295.3 billion and net loss of Won 14.2 billion in 2011.

As of December 31, 2012, SK Broadband had approximately 4.4 million broadband Internet access subscribers. According to the KCC, its market share of Korean broadband Internet access subscribers was approximately 24.1%. Broadband Internet access services (including revenues from video-on-demand services) accounted for 46.3% of SK Broadband’s revenues for the year ended December 31, 2012.

As of December 31, 2012, SK Broadband had approximately 4.5 million fixed-line telephone subscribers (including subscribers to VoIP services). Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 24.0% of SK Broadband’s revenues for the year ended December 31, 2012.

In addition, through our 83.5% owned subsidiary, SK Telink, we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephony service since February 2005. SK Telink also operates certain value-added residential telephone services, including a “080” service that allows companies to establish “toll-free” customer service telephone hotlines, for which all call charges are paid by the company, as well as a “general corporate number” service that automatically routes calls made to a company’s general telephone number to the caller’s nearest local branch. SK Telink also offers VoIP services with telephone numbers that have the “070” prefix and provides low-priced residential telephone services with additional value-added services, including SMS, remote office, caller ID display and video call services as well as various commercial telephone services. As of December 31, 2012, SK Telink had 247,544 subscribers to its VoIP services.

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

One of our recent efforts to pursue new opportunities in the convergence business area is our acquisition of an equity stake in SK Broadband, as described above. In order to solidify our presence in the fixed-mobile convergence marketplace, in September 2009, we also acquired the leased line business of SK Networks. We are hoping to continue to benefit from a range of synergies from these acquisitions, including by offering our customers bundled fixed-line, mobile telecommunications, broadband Internet and IP TV, including mobile IP TV, services. We also believe the acquisitions create opportunities to aggregate and broadcast digital content across various media platforms.

In February 2010, we purchased shares newly issued by Hana SK Card, a credit card and related services provider, for a total purchase price of Won 400.0 billion. As a result, we currently hold 49.0% of the total outstanding shares of Hana SK Card. We expect that this acquisition of shares will enable us to provide cross-over services between telecommunications and finance.

We also believe that the healthcare business is one of the new growth industries as society ages and medical and health technologies evolve and become integrated with information and communication technologies (“ICT”). In 2011, we began pursuing new opportunities in the healthcare business area by acquiring a 9.3% equity interest in NanoEnTek Inc., a biotechnology and nanotechnology company manufacturing, among others, point-of-care diagnostics devices. In January 2012, we established a joint venture, Healthconnect Co., Ltd. (“Healthconnect”), with SNUH to develop a health management service model for mobile device users utilizing ICT and currently hold a 49.5% equity interest in Healthconnect. In March 2012, we established a new internal organization, the Health Group, dedicated to developing our healthcare business and related research and development efforts. We are also seeking opportunities in global healthcare markets. In the first quarter of 2013, we acquired a 49.0% equity interest in X’ian Tianlong Service and Technology Co., Ltd. (“Tianlong”), a Chinese medical device manufacturer.

Our other convergence and new businesses include:

Platform Business.    Our platform business provides business platforms and technological support systems for third-party content developers and merchants. These platforms include T Store, 11th Street and MelOn music services, among others. We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. In addition, we plan to grow our B2B solutions business to generate greater value and growth for both us and our customers and partners around the globe. For a discussion of our B2B solutions business, see “— Our Business Strategy.”

In October 2011, in order to develop a management system and corporate culture that is more suitable for the platform business and facilitate the expeditious execution of business strategies, we spun off our platform business into a new wholly-owned subsidiary, SK Planet. SK Planet operates T Store and 11th Street. It also plans to enhance its enterprise value by expanding its business into media and advertising platforms.

Telematics Service.    In February 2002, we introduced a telematics service called T-Map Navigation, which is currently operated by our consolidated subsidiary, SK Planet. T-Map Navigation is an interactive navigation service that uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices, including vehicle-mounted devices and portable handsets.

We believe that telematics also creates opportunities for synergy between mobile telecommunications and other industries. Under an agreement entered into in October 2010 with Renault Samsung Motors Co., Ltd. (“Renault Samsung”) and Samsung Electronics, we have co-developed a customized telematics system to provide T-Map Navigation service in Renault Samsung vehicles and T-Map Navigation is now available on all models of Renault Samsung vehicles manufactured since September 2012. We have also agreed with Fine Digital Inc., the second largest producer of navigation devices in Korea, to provide T-Map Navigation services through navigation devices manufactured by it. The implementation of more advanced 3G and 4G transmission technologies has also facilitated the increased integration of our wireless platforms customized for vehicular use.

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

Social Networking Service.    In the first quarter of 2012, SK Planet acquired Mad Smart Co., Ltd., which provides “tic-toc” service, in order to expand its business to mobile communication and social networking services. Mobile social networking service, still in its early stage of development, presents ample opportunities for new businesses and is expected to grow rapidly in the future. SK Planet has focused on providing “tic-toc” in global markets and launched this service in Southeast Asia and the United States in October 2012, expecting to secure its subscriber base by offering a wide range of services, including m-VoIP, multimedia contents sharing and connection with other mobile social networking services. SK Planet plans to continue to create synergies from the acquisition by combining its know-how in platform service and the strengths of “tic-toc” in social networking services in global markets. While “tic-toc” is also offered in Korea, we do not believe this service will have any material adverse effect on the level of SMS usage by our subscribers because free text messaging services were already popular before its launch.

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

•

Community Portal Service.    “Cyworld,” also operated by SK Communications, is one of the most popular online community portal services in Korea. Cyworld is a social networking site that encompasses an ever-expanding virtual forum where users can meet to exchange information and ideas and share multimedia contents, including through the publication of personal homepages and blog sites. As of December 31, 2012, our Cyworld portal service had over 26.0 million registered users in Korea. In March 2004, we launched “Mobile Cyworld,” allowing wireless subscribers to access the Cyworld portal community site through their cellular phones.

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

United States.    In November 2010, we acquired a 3.3% equity interest in LightSquared for approximately $60 million. LightSquared planned to build a wholesale wireless broadband network in the United States. However, LightSquared is currently in bankruptcy proceedings in the United States pursuant to Chapter 11 of the U.S. Bankruptcy Code.

China.    In February 2008, through our wholly-owned Chinese subsidiary, SK Telecom China Holding Company, we invested US$15.6 million to acquire a 65.5% equity interest in Shenzhen E-eye High Tech Co., Ltd. (“Shenzhen E-eye High Tech”), a GPS service company in China. In 2009, Shenzhen E-eye High Tech and SK Marketing & Company Co., Ltd. (which was subsequently merged into SK Planet in February 2013) established a joint venture to provide telematics services in Beijing, Shanghai and Shenzhen. We believe the acquisition of Shenzhen E-eye High Tech allows us to leverage opportunities created by the rapidly growing telematics market in China.

In March 2008, we acquired a 42.2% equity interest in TR Music Co., Ltd., a major record label in China, for US$10.7 million. In addition, in May 2008 we invested US$7.8 million to acquire a 30.0% equity interest in Magic Tech Network Co., Ltd., a Hong Kong company that develops and publishes online games in China.

In August 2010, we set up a joint venture with China Railway No. 2 Engineering Group to build and run a smart city system at Jinma Smart City Project in Chengdu, China. The joint venture was funded with Won 2.8 billion of capital, with 60.0% and 40.0% of its shares owned by us and China Railway No. 2 Engineering Group, respectively.

In the first quarter of 2013, we acquired a 49.0% equity interest in Tianlong, a Chinese medical device manufacturer, to enter the healthcare market in China.

Malaysia.    In July 2010, we acquired a 27.2% equity interest in Packet One Networks (“P1”), a Malaysian 4G WiMAX telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we made an additional investment of MYR50 million (approximately US$16.3 million) in 2011, which increased our ownership interest to 28.2%. P1 is the first WiMAX service provider in the country which has established itself as the market leader in high-speed wireless broadband services. We also consider such investment in P1 as groundwork for our IPE business expansion abroad and expect the strategic relationship with P1 to create powerful synergies, attracting potential IPE customers and business partners in the process.

Indonesia.    In May 2010, we agreed with PT. Telekomunikasi Indonesia Tbk (“TELKOM”), the largest telecommunication company in Indonesia, to establish a joint venture to launch and operate a digital content exchange hub (“DCEH”) in Indonesia. DCEH is a new type of content distribution system to distribute digital content like music, games and video clips for access not only by consumers but also by online music stores and telephone operators. We will provide management expertise in building the DCEH business platform and digital content, while TELKOM will provide its knowledge of the Indonesian market utilizing its position as a key player in the Indonesian telecommunication industry. We consider this joint venture as another example of our B2B solutions business expansion abroad.

Turkey.    In June 2012, SK Planet and Dogus Group, a Turkish conglomerate engaged in various businesses, established an equally-held joint venture, Dogus Planet, to launch and operate m-commerce businesses based on the commerce platform of 11th Street, in Turkey. In March 2013, Dogus Planet launched n11.com, an online marketplace for the Turkish market.

Regional and International Strategic Alliances.    We have also entered into various strategic alliances with leading companies in the Asian and European wireless telecommunications markets. For instance, we are a member of the Bridge Alliance, the largest pan-Asian alliance of its kind, which includes eleven of the region’s leading wireless service providers. In June 2007, we also signed a memorandum of understanding with FreeMove, an alliance of leading European wireless service providers, including Orange SA of France, Telecom Italia Mobile S.p.A. of Italy, T-Mobile International AG & Co. AG of Germany and TeliaSonera Mobile Networks AB of

Sweden, for the development of expanded WCDMA-based roaming service in Europe. We plan to continue to improve customer service as well as service quality, by developing co-marketing programs and other joint projects with our regional and global partners and by further fostering our regional and international alliances.

Provision of Wireless Internet Platforms and Wireless Network Solutions to Foreign Wireless Network Operators.    We have also sought to expand our global business through sales of our wireless Internet platforms and wireless network solutions, as well as provision of consulting services in the field of mobile communications. In addition, we have also been successful in exporting to other Asian countries and the United States the technological solutions underlying certain value-added and other wireless services, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing multimedia files including graphic, audio and video clips.

Revenues and Rates

Our cellular services revenues are generated from initial subscription fees, usage charges (which include monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, roaming charges and value-added-service fees), interconnection revenue, revenue from sales of digital handsets and miscellaneous cellular services revenue. The following table sets forth information regarding our cellular services revenues (net of taxes) and facility deposits for the periods indicated:

	As of or for the Year Ended December 31,
	2012		2011		2010
	(In billions of Won)
Initial Subscription Fees	￦	360.9	￦	369.4	￦	386.4
Usage Charges(1)		10,230.6		10,078.2		10,248.0
Interconnection Revenue		860.3		1,090.9		1,168.7
Revenue from Sales of Digital Handsets		1,131.7		787.2		534.4
Miscellaneous Cellular Services Revenue(2)		635.5		750.6		547.7

Total	￦	13,218.9	￦	13,076.3	￦	12,885.2

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as roaming charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by SK Telecom. For the year ended December 31, 2010 and the period from January 1, 2011 to September 30, 2011, miscellaneous cellular services revenue also includes revenue from the sale and licensing of Internet platform solutions, which business was spun-off into SK Planet in October 2011 and subsequently included in revenues for our other businesses.

We charge our new customers an initial subscription fee for initial connection and service activation. In addition to the initial subscription fee, we require our customers to pay monthly plan-based fees, usage charges for outgoing voice calls and usage charges for wireless data services. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “—Interconnection.” Monthly plan-based fees for some plans include free airtime and/or discounts for designated calling numbers. We bill subscribers on a monthly basis and subscribers may make payments at a bank, post office or at any of our authorized dealers.

We offer a variety of differentiated standard rate plans that are designed to meet a wide range of subscriber needs and interests. The basic monthly fee for our standard rate plans ranges from Won 10,000 to Won 110,000. We also offer fixed-rate plans to smartphone users with flat rates ranging from Won 34,000 to Won 100,000 per month. Our most popular plans are our fixed-rate plans offering unlimited free voice calls between our subscribers and fixed-rate plans offered to subscribers to our 3G and LTE services.

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•

Data plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer various data plans that provide wireless data services for monthly fees ranging from Won 3,500 to Won 22,500.

•	Videoconferencing plans, for subscribers to our 3G and LTE services. The basic monthly fee for our videoconferencing plans ranges between Won 5,000 and Won 30,000.

Under the previous Government, the KCC periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions were not binding, we implemented some tariff reductions in response to KCC recommendations. We began to provide Caller ID service to customers free of charge commencing January 1, 2006. In January 2007, we reduced our usage fees for wireless Internet services by 30.0% and in October 2007 we began providing a 50.0% discount on usage fees between our subscribers for a fixed payment of Won 2,500 per month. In addition, in January 2008 we reduced our SMS usage charges from Won 30 per message to Won 20 per message. In March 2008, we reduced usage charges for voice calls between family members by 50.0%. In November 2009, we also adopted various tariff reduction measures, including a reduction of the initial subscription fee from Won 50,000 to Won 36,000 and an increase in discounts for long-term subscribers. In March 2010, we began to charge voice calls on a per-second basis, rather than per ten seconds as previously charged, and effectively reduced the usage charges. In September 2011, we implemented further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of SMS usage charges up to 50 messages per month and the introduction of flexible service plans for smartphone users. The MSIP, which has taken over the KCC’s tariff regulation function as of March 23, 2013, may also suggest tariff reductions and any further tariff reductions we make in response to such suggestion may adversely affect our results of operations. See “Item 5.A. Operating Results — Overview.”

For all calls made from our subscribers’ handsets in Korea to any destination in Korea, we charge usage fees based on a subscriber’s cellular rate plan. The fees are the same whether the call is local or long distance. With respect to international calls placed by a subscriber, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “— Interconnection.”

We offer a variety of value-added services, including COLORing, Auto COLORing, Call Keeper and Perfect Call services. Depending on the rate plan selected by the subscriber, the monthly fee may or may not include these value-added services, except Caller ID and call waiting services, which are offered free of charge to all subscribers.

We offer wireless Internet access services to our feature phone subscribers through NATE or, in the case of smartphone subscribers, directly using mobile Internet technology. Our subscribers may elect to pay a monthly fee, which includes a fixed amount of airtime or data packets or unlimited amount of data for certain monthly plans with higher monthly fees, or may elect to pay on a variable, usage basis. The data transmitted is measured in packets of 512 bytes. We charge Won 4.55 per text packet, Won 0.9 per multimedia packet for large volume data transfers, and Won 1.75 per multimedia packet for smaller volume data transfers. In addition, we charge subscribers for purchases of certain digital contents and for certain wireless services, such as m-commerce transaction services.

Because we were designated by the KCC as a “market dominant service provider” and we do not expect the MSIP to lift such designation for the time being, any modification to our fees, charges or the terms and condition of our service, including promotional rates, requires prior approval by the MSIP. Such pre-approval of the MSIP is not required if we are planning to reduce the rates for each type of services that we provide under the KCC- or MSIP-approved contractual terms; however, we still have a duty to report the rate reduction to the MSIP.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 27.0 million wireless subscribers, including the number of MVNO subscribers leasing our networks, as of December 31, 2013, representing a market share of 50.3%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been affected by many factors, including:

•	our expansion and technical enhancement of our networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as COLORing, wireless Internet services and various mobile applications; and

•	the negative impact from highly saturated and competitive wireless market conditions.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2012	2011	2010
Wireless:
Subscribers(1)	26,961,045	26,552,716	25,705,049
Subscriber Growth Rate	1.8%	3.1%	5.9%
Activations	8,643,852	9,466,938	9,651,343
Deactivations	8,235,523	8,619,271	8,215,847
Average Monthly Churn Rate(2)	2.6%	2.7%	2.7%
Broadband Internet:
Subscribers	4,394,123	4,191,892	4,001,907
Subscriber Growth Rate	4.8%	4.7%	4.0%
Fixed-line Telephone (including VoIP):
Subscribers	4,509,608	4,203,567	3,845,650
Subscriber Growth Rate	7.3%	9.3%	27.2%

(1)	The number of subscribers as of December 31, 2012 and 2011 include 406,018 subscribers and 55,449 subscribers, respectively, of MVNOs that lease our wireless networks.

(2)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to a next generation service, such as LTE, by terminating their service and opening a new subscriber account.

We had 27.0 million wireless subscribers as of December 31, 2012, including the number of MVNO subscribers leasing our networks. For the year ended December 31, 2012, we had 8.6 million activations and 8.2 million deactivations, representing an average monthly churn rate of 2.6% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

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

In 2012, 2011 and 2010, respectively, approximately 4.5 million, 4.0 million and 3.6 million subscribers switched their wireless telecommunications service provider from us to KT or LG U+, and approximately 4.4 million, 3.9 million and 3.7 million subscribers switched from KT or LG U+ to us.

In 2012, 2011 and 2010, respectively, we gained approximately 0.4 million, 0.8 million and 1.4 million new subscribers, which represented approximately 36.6%, 59.3% and 50.8% of the aggregate number of new wireless subscribers gained by us, KT and LG U+ in each year.

In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for wireless telecommunications services, the Government has been integrating mobile telephone identification numbers into a common prefix identification number “010” since January 1, 2004, as further described in “ — Law and Regulation — Competition Regulation — Number Portability.”

For 2012, our churn rate ranged from 2.2% to 3.1%, with an average churn rate of 2.6% for 2012, which decreased by 0.1%p from 2011. For details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC and KCC Proceedings.”

Interconnection

Our wireless and fixed line networks interconnect with the public switched telephone networks operated by KT and SK Broadband and, through their networks, with the international gateways of KT, LG U+ and Onse Telecom Corporation, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KCC.

For 2012, our total interconnection revenues were Won 958.7 billion, and our total interconnection expenses were Won 1,057.1 billion. For 2011, our total interconnection revenues were Won 1,174.7 billion, and our total interconnection expenses were Won 1,264.1 billion. For 2010, our total interconnection revenues were Won 1,257.5 billion and our total interconnection expenses were Won 1,316.3 billion.

Our interconnection revenue decreased in 2012 by Won 216.0 billion and our interconnection expenses decreased in 2012 by Won 207.0 billion, primarily due to decreases in interconnection rates and a decrease in land-to-mobile and mobile-to-mobile call volume.

Domestic Calls

Guidelines issued by the KCC, which remain effective as the MSIP has not yet announced its own guidelines, require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. The MSIP determines interconnection rates applicable to each carrier based on the increase or decrease in costs caused by changes in long-term traffic volume, taking into account other factors such as research results and trends in technology development.

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 16.58 per minute, Won 18.57 per minute and Won 19.15 per minute for 2012, 2011 and 2010, respectively.

Fixed-line-to-Wireless.    The MSIP determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless service subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. In December 2010, the KCC announced that a single interconnection rate will apply to all wireless service providers starting from 2013, which will eliminate the cost benefit that KT and LG U+ currently derive from the differences in interconnection rates. However, in November 2012, the KCC announced that it will continue to apply varied interconnection rates for the year 2013 considering the cost difference among wireless network service providers and our position as a market dominant service provider. We expect these regulations to remain effective and the MSIP has not yet announced any plan to amend these regulations. According to relevant regulations, a single interconnection rate is expected to be applied to all wireless service providers starting from 2014.

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+
2008	￦	33.41	￦	38.71	￦	39.09
2009		32.93		37.96		38.53
2010		31.41		33.35		33.64
2011		30.50		31.75		31.93
2012		27.05		28.03		28.15

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

Our revenues from the wireless-to-wireless charge were Won 601.5 billion in 2012, Won 715.0 billion in 2011 and Won 775.8 billion in 2010. Our expenses from these charges were Won 639.8 billion in 2012, Won 766.5 billion in 2011 and Won 825.3 billion in 2010. The charges above were agreed among the parties involved and confirmed by the KCC.

International Calls

With respect to international calls, if a call is initiated by our wireless subscribers, we bill the wireless subscriber for the international charges of KT, LG U+ or SK Broadband, and we receive interconnection charges from such operators. If an international call is received by our subscriber, KT, LG U+ or SK Broadband pays interconnection charges to us based on our imputed costs.

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

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through more than 20 marketing teams, more than 30 branch offices and a network of approximately 3,000 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 18,000 independent retailers assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2012, we had an aggregate of Won 104.2 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary to diversify our sales activities. The new subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”), was established with an investment of Won 150.0 billion and began operating 13 stores in May 2009. As of December 31, 2012, PS&Marketing had 44 stores in 14 cities in Korea with 1,597 employees. In addition, we established two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., in June 2010, in order to provide customer service directly through our subsidiaries to enhance the quality of services compared to outsourcing.

In April 2010, our authorized dealers for wireless services started to market SK Broadband’s broadband Internet and fixed-line telephone services, which we believe has contributed to the increase in the number of broadband Internet and fixed-line telephone subscribers.

Over the last several years, competition in the wireless telecommunications business has caused us to significantly increase our marketing and advertising expenses. However, we expect such expenses to stabilize due to the KCC’s guideline on marketing expenses recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual telecommunication service revenue, which was lowered to 20.0% of annual telecommunication service revenue with respect to fiscal years 2013, 2012 and 2011. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to this guideline when feasible. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. In 2012, 2011 and 2010, on a separate basis, such marketing expenses amounted to 26.6%, 23.7% and 24.0% of SK Telecom’s revenues, respectively, and advertising expenses amounted to 1.7%, 1.9% and 2.1% of SK Telecom’s revenues, respectively. For a more detailed discussion of this guideline, see “— Law and Regulation — Competition Regulation — Rate Regulation.”

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

We currently hold a 67.6% stake in Loen Entertainment (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. We also hold a 9.4% equity interest in iHQ, Inc. (“iHQ”), an entertainment management firm that produces films, manages entertainers and operates online game services. Through our investments in companies such as Loen Entertainment and iHQ, we are able to offer customers of our MelOn, movie and gaming services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In 2005 and in 2008, we and certain co-investors invested an aggregate Won 74.7 billion to establish five movie-production funds to strengthen our ability to obtain movie content. We had invested Won 24.4 billion in the funds as of December 31, 2012. In addition, in 2008 and 2010, we and certain co-investors invested an aggregate Won 148.1 billion to establish six additional funds to invest in the production of various cultural contents, including movies and television dramas. As of December 31, 2012, our contribution to these funds amounted to Won 106.9 billion. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

Wireless Application Developers.    We hold investments in companies that help enable us to further develop and improve our wireless applications and multimedia platforms. In particular, we have invested in developers of wireless financial, or m-commerce, services, including companies that provide wireless billing solutions, developers of wireless modem devices and developers of Internet search applications.

SK hynix Inc.

In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. Approximately Won 1.0 trillion of the purchase price was paid to selling shareholders, who are Korean financial institutions that acquired SK Hynix’s shares as result of debt to equity swaps in 2005. The remainder of the purchase price was paid to SK Hynix for issuance of new shares and is expected to be used primarily for capital expenditures. By investing in the export-driven semiconductor business, we plan to achieve a more diversified business portfolio, as well as seeking global growth opportunities utilizing SK Hynix’s overseas network.

SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China. In 2012, 2011 and 2010, SK Hynix and its subsidiaries, on a consolidated basis, had revenues of Won 10,162.2 billion, Won 10,395.8 billion and Won 12,106.1 billion, respectively, operating loss of Won 227.3 billion and operating income of Won 369.1 billion and Won 2,966.0 billion, respectively, and net loss of Won 158.8 billion and Won 56.0 billion and net income of Won 2,597.6 billion, respectively. As of December 31, 2012, 2011 and 2010, SK Hynix and its subsidiaries, on a consolidated basis, had total assets of Won 18,648.7 billion, Won 17,238.1 billion and Won 17,412.1 billion, respectively, and shareholders’ equity of Won 9,739.4 billion, Won 7,875.3 billion and Won 7,907.6 billion, respectively.

Other Investments

Our other investments include:

•

POSCO.    We currently own a 1.42% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2012 of Won 433.0 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•

SKY Property Management.    We currently own a 33.0% equity interest in SKY Property Management Ltd. (“SKY Property Management”), with a book value as of December 31, 2012 of Won 145.7 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

For more information regarding our investment securities, see note 8 of the notes to our consolidated financial statements.

Competition

We were the only wireless telecommunications services provider in Korea prior to April 1996, when Shinsegi began offering its CDMA service. In 1996, the Government issued three additional licenses to KTF, LG Telecom and Hansol PCS to operate CDMA services. Each of KTF, LG Telecom and Hansol PCS commenced operation of its CDMA service in October 1997. Furthermore, in 2001, the Government awarded three companies the licenses to provide 3G wireless telecommunications services. In Korea, this 3G license is also known as the “IMT-2000” license. IMT-2000 is the global standard for 3G wireless communications, as defined by the International Telecommunication Union, an organization established to standardize and regulate international radio and telecommunications. One of these licenses was awarded to our former subsidiary, SK IMT, which was merged into us on May 1, 2003. The other two licenses were awarded to LG Telecom, and to consortia led by or associated with KT. In addition, our wireless voice businesses compete with Korea’s fixed-line operators, and our wireless Internet businesses compete with providers of fixed-line data and Internet services.

Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors. In 2000, KT acquired 47.9% of Hansol M.Com Co., Ltd.’s outstanding shares and renamed the company KT M.Com Co., Ltd. (“KT M.Com”). KT M.Com merged into KTF in May 2001. In June 2009, KTF merged into KT, which had held a 54.25% interest in KTF before the merger. In addition, in January 2010, LG DACOM and LG Powercomm merged into LG Telecom, which subsequently changed its name to LG U+. Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings.

Significant advances in technology are occurring that may affect our businesses, including the roll-out or the planned roll-out by us and our competitors of advanced high-speed wireless telecommunications networks based on technologies including CDMA, WCDMA, CDMA2000, WiBro and LTE.

As of December 31, 2012, according to the KCC, KT and LG U+ had 16.5 million and 10.2 million subscribers, respectively, representing approximately 30.8% and 18.9%, respectively, of the total number of wireless subscribers in Korea on such date, each including the number of MVNO subscribers leasing its networks. As of December 31, 2012, we had 27.0 million subscribers, representing a market share of approximately 50.3%, including the number of MVNO subscribers leasing its networks. MVNOs leasing our networks had a total of 0.4 million subscribers, representing a market share of approximately 0.8%.

As of December 31, 2012, according to the KCC, KT and LG U+ had 3.9 million and 4.4 million LTE subscribers, respectively, compared to our 7.5 million LTE subscribers.

For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our results of operations and financial condition.”

Law and Regulation

Overview

Korea’s telecommunications industry is subject to comprehensive regulation by the MSIP, which is responsible for information and telecommunications policies. The MSIP regulates and supervises a broad range of communications issues, including:

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

Pursuant to the recent amendments to the Government Organization Act and the Act on the Establishment and Operation of Korea Communications Commission, both effective as of March 23, 2013, the MSIP was established. The MSIP is charged with regulating information and telecommunications, the function which was formerly performed by the KCC in the previous Government. The KCC, which had taken over the regulatory functions relating to information and telecommunications policies and radio and broadcasting management from the MIC in 2008, is currently charged with regulating the public interest aspects of and fairness in broadcasting. In this annual report, we refer to the MIC and the KCC as the relevant governmental authorities in connection with any approval granted or action taken by the MIC or the KCC, as applicable, prior to such amendments and to the MSIP or other relevant governmental authority in connection with any approval granted or to be granted or action taken or to be taken by the MSIP or such other relevant governmental authority subsequent to such amendments.

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the MSIP for the services we provide. Our licenses permit us to provide cellular services, third generation wireless services using WCDMA and WiBro technologies and fourth generation wireless services using LTE technology. Our cellular license is valid until 2021 after a 10-year extension issued in June 2011, our IMT-2000 license is valid until 2016, our WiBro license is valid until 2019 after a 7-year extension issued in March 2012 and our LTE license is valid until December 2021.

The MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. A network services provider that wants to cease its business or dissolve must obtain MSIP approval.

In the past, the Government has stated that its policy was to promote competition in the Korean telecommunications market through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. While all network service providers are subject to MSIP regulation, we are subject to increased regulation because of our position as the dominant wireless telecommunications services provider in Korea.

Competition Regulation

The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers. The KCC is required to consult with the Minister of the MSIP before it takes certain corrective measures.

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

•

Public notice of board resolution on large-scale transactions with specially related persons.    If a member company of the SK Group engages in a transaction with a specially related person in the amount of 5.0% or more of the member company’s capital or paid-in capital or for Won 5.0 billion or more, the transaction must be approved by a resolution of the member company’s board of directors and the member company must publicly disclose the transaction.

•

Restrictions on equity investments in other domestic companies.    Under the Fair Trade Act, a company that is a member of a large business group as designated by the FTC was generally required to limit its total investments in other domestic companies to 40.0% of its non-consolidated net assets. In March 2009, an amendment to the Fair Trade Act abolished such restrictions on total investments in other domestic companies.

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

•

Public notice of the current status of a business group.    Pursuant to a recent amendment to the Enforcement Decree of the Fair Trade Act which became effective in June 2009, a member company of the SK Group must publicly disclose the general status of the SK Group, including the name, business scope and financial status of affiliates, information on the officers of affiliates, information on shareholding and cross-investments between member companies of the SK Group, information on transactions with certain related persons and, if a member company engages in a transaction with an affiliated company in the amount of 5.0% or more of the member company’s quarterly sales or Won 5.0 billion or more, information on transactions with such affiliated company on a quarterly basis.

Number Portability.    In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “— Subscribers.”

In addition, the Government has been integrating mobile telephone identification numbers into a common prefix identification number “010” and gradually retracting the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, since January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. The KCC planned to continue to pursue the integration process and complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010.” We expect the MSIP to continue to pursue the integration process on a similar timetable.

For risks relating to number portability, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.”

Rate Regulation.    Most network service providers must report to the MSIP the rates and contractual terms for each type of service they provide. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIP on our rates and terms of service; provided, however, that such pre-approval of the MSIP is not required, if we are planning to reduce the rates for any type of services that we provide under the MSIP-approved contractual terms. In each of the previous years in which this requirement has been applicable, the KCC designated us for wireless telecommunications service, and KT for local telephone and Internet services, as dominant network service providers that are subject to such approval requirement. The KCC’s policy was to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). We expect the MSIP to take a similar approach in regulating the rates. The MSIP may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy.

Furthermore, in 2007, the Government announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data service, wireless voice service, broadband Internet access service, fixed-line telephone service and IP TV service, at a discounted rate; provided, however, that we and KT, as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO system was adopted for a duration of three years until September 22, 2013. Under this system, the MSIP may designate and obligate certain telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication facilities at a rate mutually agreed upon that complies with the standards set by the KCC, which remain effective. We were designated as the only telecommunications services provider obligated to allow the other telecommunications services provider to use our telecommunications facilities. To date, ten MVNOs have commenced providing wireless telecommunications services using the networks leased from us. On February 15, 2013, the KCC passed a resolution to further amend the Telecommunications Business Act to the effect that the MVNO system could be retained until September 22, 2016.

On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, which was lowered to 20.0% of annual sales with respect to fiscal years 2013, 2012 and 2011. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to this guideline when feasible. However, according to the KCC, we, KT and LG U+ failed to satisfy the limit on marketing expenses in 2012 and 2011. Given that the competition in the telecommunication industry continues to intensify, this limitation on our ability to spend on marketing expenses may have a material adverse effect on our business.

Interconnection.    Dominant network service providers such as ourselves that own essential infrastructure facilities or possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The MSIP sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT, LG U+, Onse Telecom Corporation and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the MSIP grants permits to additional telecommunications service providers.

Frequency Allocation.    The MSIP has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MSIP is required to give a public notice. The MSIP also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIP for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2012, 2011 and 2010, the fee amounted to Won 204.2 billion, Won 216.8 billion and Won 178.8 billion, respectively.

In February 2010, the KCC announced its final plan to reallocate 2 x 10 MHz of spectrum in the 800 MHz band that we were using to other service providers starting from July 2011. The KCC’s plan also contemplated new allocations of 2 x 10 MHz of spectrum in the 900 MHz band and 2 x 10 MHz of spectrum in the 2.1 GHz band for wireless telecommunication services. KT and LG U+ have been allocated the spectrum in the 900 MHz and 800 MHz bands, respectively. We have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In addition, in August 2011 the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. In the auction, we acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion, KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. We currently use the 10 MHz of bandwidth in the 800 MHz spectrum for our 2G services, the 60 MHz of bandwidth in the 2.1 GHz spectrum for our 3G services and the 20 MHz of bandwidth in the 800 MHz spectrum and 20 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as an additional 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. The KCC announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The KCC held an informative public hearing on this proposed auction in February 2013 but has yet to announce the details of the auction. We expect the auction to take place during 2013.

We paid Won 650.0 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and paid the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.5 billion each year from 2012 through 2014 and paid the first installment in 2012. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz of bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 and the remainder is payable in annual installments from 2013 through 2015. The license fee for the 20 MHz of bandwidth in the 1.8 GHz spectrum is Won 995.0 billion, of which Won 74.6 billion and Won 248.8 billion was paid in 2012 and 2011, respectively, and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which Won 8.7 billion was paid in 2012 and the remainder is payable in annual installments through the end of the license period in 2019. For more information, see note 14 of the notes to our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, respectively.

For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Ours Business — Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

Mandatory Contributions and Obligations

Contributions to the Fund for Development of Information Telecommunications.    The MSIP has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. The required annual contribution is 0.5% (0.75% for market dominant service providers like us) of revenues attributable to key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) from wireless subscribers for the previous year, and is applicable only to those network service providers who have Won 30.0 billion in total sales for the previous year and have recorded no net loss in the current period. Under the policy, the maximum amount of the annual contribution to be made cannot exceed 70.0% of the net profit for the corresponding period of each company.

We are no longer required to make any contributions to the Fund for Development of Information Telecommunications in light of the decrease in revenues from our CDMA network and did not make any contribution to this fund in 2012. Our contribution to this fund in 2011 and 2010 was Won 18.8 billion and Won 80.5 billion, respectively.

Universal Service Obligation.    All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIP (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIP designates universal services and the service provider who is required to provide each service. Currently, under the KCC guidelines, which remain effective, we are required to offer free subscription and a discount of between 35.0% to 50.0% of our monthly fee for cellular services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to the KCC guidelines, which remain effective and differ from our accounting practices). In 2012, our contribution amount was Won 20.2 billion for our fiscal year 2011. In 2011, our contribution amount was Won 34.1 billion for our fiscal year 2010. In 2010, our contribution amount was Won 33.6 billion for our fiscal year 2009. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49.0% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of the outstanding voting stock of such Korean entities are also deemed foreigners. If this 49.0% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation, and the MSIP may require other corrective action.

As of December 31, 2012, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22% of our issued shares. As of December 31, 2012, a foreign investment fund and its related parties collectively held a 3.1% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2012 (which we believe was 44.14%), would reach 69.36%, exceeding the 49.0% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the MSIP may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15.0% or more of SK Holdings. Furthermore, SK Holdings may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIP may refuse to grant us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. If a corrective order is issued to us by the MSIP arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MSIP may:

•	revoke our business license;

•	suspend all or part of our business; or

•

if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years.

Additionally, the Telecommunications Business Act also authorizes the MSIP to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year or a penalty of Won 50 million. See “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.”

We are required under the Foreign Exchange Transaction Act to file a report with a designated foreign exchange bank or with the Ministry of Strategy and Finance (the “MOSF”), in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million in the aggregate within one year from the filing of a report with a designated foreign exchange bank require the filing of a report with the MOSF.

The Telecommunications Business Act provides for the creation of a Public Interest Review Committee under the MSIP to review investments in or changes in the control of network services providers. The following events would be subject to review by the Public Interest Review Committee:

•	the acquisition by an entity (and its related parties) of 15.0% or more of the equity of a network services provider;

•	a change in the largest shareholder of a network services provider;

•

agreements by a network service provider or its shareholders with foreign governments or parties regarding important business matters of such network services provider, such as the appointment of officers and directors and transfer of businesses; and

•	a change in the shareholder that actually controls a network services provider.

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the MSIP may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network services provider. Additionally, if a dominant network services provider (which would currently include us and KT), together with its specially related persons (as defined under the FSCMA), holds more than 5.0% of the equity of another dominant network services provider, the voting rights on the shares held in excess of the 5.0% limit may not be exercised.

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China and the United States and in Europe. Our patents are mainly related to CDMA technology and wireless Internet applications. We have also acquired a number of patents related to WCDMA technologies.

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

We are not currently involved in any material litigation regarding patent infringement. For a description of the risks associated with our reliance on intellectual property, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business relies on technology developed by us as well as technologies provided by third parties, and our business will suffer if we are unable to protect our proprietary rights, obtain new licensing agreements or renew existing licensing agreements with third parties.”

Seasonality of the Business

Our business is not affected by seasonality.

Item 4.C.	Organizational Structure

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2012, SK Group members owned in aggregate 25.22% of the shares of our issued common stock The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2012:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	953,027
	Customer Service Centers	107,298
	Training Centers	616,856
	Central Research and Development Center	482,719
	Others(1)	953,027
Busan	Regional Headquarters	363,282
	Others(1)	438,663
Daegu	Regional Headquarters	153,603
	Others(1)	218,336
Cholla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	677,745
Choongchung Province	Regional Headquarters	459,302
	Others(1)	765,519

(1)	Includes cell sites.

In December 2004, we constructed a building with an area of approximately 82,624 square feet, of which we have full ownership, for use as our corporate headquarters. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “Item 4.B. Business Overview — Digital Wireless Network — Network Infrastructure.”

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

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our financial statements in accordance with IFRS as issued by the IASB. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results

Overview

We earn revenue principally from initial subscription fees, monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by subscribers to our wireless services, as well as interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers. Our revenue amount depends principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. We also derive revenue from businesses operated by our consolidated subsidiaries, including broadband Internet and fixed-line telephone services offered by SK Broadband, various platform businesses conducted by SK Planet and handset sales made by PS&Marketing. Government regulation also affects our revenues.

Our operations are reported in three segments: (1) cellular services, which include cellular voice service, wireless data service and wireless Internet services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services (including IP TV services) and leased line services and (3) others, which include our Internet portal services, online shopping services and other platform services, gaming services and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

Among other factors, management uses operating income of each reportable segment presented in accordance with K-IFRS (“segment operating income”) in its assessment of the profitability of each reportable segment. The sum of segment operating income for all three reportable segments differs from our operating income from continuing operations presented in accordance with IFRS as issued by the IASB as segment operating income does not include certain items such as gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating income from continuing operations presented in accordance with IFRS as issued by the IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

In addition to the information set forth below, see note 4 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Handset Subsidies.    In March 2008, the Government fully lifted a prohibition on the provision of handset subsidies and allowed mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we began providing such handset subsidies, which has increased, and may continue to increase, our marketing expenses. Since April 2008, we also began offering 24-month installment payment plans for new handset purchases by new or existing subscribers, which has increased, and may continue to increase, our capital requirements. On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, and the limit was subsequently lowered to 20.0% of their annual sales for the years 2013, 2012 and 2011. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. This guideline remains effective. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations.

Changes in Tariffs and Interconnection Fees.    Under current regulations, we must obtain prior MSIP approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. The KCC periodically reviewed the tariffs charged by wireless operators and, from time to time, suggested tariff reductions. Although these suggestions were not binding, we had in the past implemented some tariff reductions in response to KCC recommendations. Most recently, in September 2011, we reduced the monthly fee by Won 1,000 for every subscriber, exempted SMS usage charges up to 50 messages per month and introduced flexible service plans for smartphone users. The MSIP, which has taken over the KCC’s tariff regulation function as of March 23, 2013, may also suggest tariff reductions and any further tariff reductions we make in response to such suggestion may adversely affect our results of operations. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues and Rates” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

In addition, our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIP determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. The KCC, which determined such basic framework under the previous Government, changed the basic framework for interconnection arrangements several times. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.    The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	For the Year Ended December 31,
	2012		2011		2010
Outgoing voice minutes (in thousands)(1)		57,191,989		60,573,960		60,015,518
Average monthly outgoing voice minutes per subscriber(2)		175		192		199
Billing average monthly revenue per subscriber(3)	￦	33,016	￦	33,178	￦	34,491
Total average monthly revenue per subscriber(4)	￦	40,128	￦	40,338	￦	41,374

(1)	Includes only the minutes of outgoing calls of SK Telecom subscribers and does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of SK Telecom subscribers for each month in the period, calculated as the average of the number of SK Telecom subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The billing average monthly revenue per subscriber is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period.

(4)	The total average monthly revenue per subscriber is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service, data service, initial subscription fees and interconnection revenue, as well as other revenues, for the period by the monthly average number of subscribers (including the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing voice minutes per subscriber decreased by 8.9% in 2012 and by 3.5% in 2011. We believe this continued decrease in recent years was caused by an increase in the number of subscribers who subscribe to fixed-rate plans, an increase in the number of users who have multiple wireless devices, as well as an increase in the use of free text message or voice services over mobile Internet.

Our total average monthly revenue per subscriber decreased by 0.5% to Won 40,128 in 2012 from Won 40,338 in 2011 and decreased by 2.5% to Won 40,338 in 2011 from Won 41,374 in 2010. The decreases in total average monthly revenue per subscriber in 2012 and 2011 were primarily due to decreases in voice service usage attributable to the increased use of free text message services by smartphone users, as well as a reduction of the monthly fee by Won 1,000 for every subscriber effective from September 16, 2011, partially offset by increases in data service usage attributable to increases in the number of smartphone users and LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless services.

Acquisition of Hana SK Card Shares.    In accordance with the resolution of our board of directors in December 2009, we purchased shares of Hana SK Card for Won 400.0 billion in February 2010. We currently hold 49.0% of the total outstanding shares of Hana SK Card.

Acquisition of SK Hynix Shares.    In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

Cessation of DMB services.    In 2012, we decided to cease SK Telink’s satellite DMB services due to the accumulating loss resulting from the continuing decline in satellite DMB subscribers. We presented the loss from the cessation of the DMB business as of August 31, 2012 as loss from discontinued operation for the year ended December 31, 2012 and classified the related assets and liabilities as held for sale. We applied the accounting effects retrospectively, and accordingly re-presented the consolidated statements of income and the consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010, respectively. The consolidated statement of income data in this annual report for the years ended December 31, 2011 and 2010 are the re-presented amounts.

Operating Expenses and Operating Margins.    Our operating expenses consist principally of commissions paid to authorized dealers and our subscribers (including handset subsidies), depreciation and amortization, network interconnection, labor costs, cost of products that have been resold for handset sales, leased line and frequency license fees, rent expenses and advertising expenses. Operating income from continuing operations represented 10.7% of our operating revenue and other income in 2012, 13.7% in 2011 and 15.0% in 2010.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by the KASB in 2012. The amendments require operating income, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses. Accordingly, beginning with our consolidated statements of income prepared in accordance with K-IFRS for the year ended December 31, 2012, we present operating income in accordance with the amended K-IFRS No. 1001, Presentation of Financial Statements. The amendments were applied retroactively to our consolidated statement of income prepared in accordance with K-IFRS for the year ended December 31, 2011 and certain items in such consolidated statement of income were reclassified to conform to the presentation of operating income in the consolidated statement of income prepared in accordance with K-IFRS for the year ended December 31, 2012. Prior to the adoption of the amendments to K-IFRS No. 1001, Presentation of Financial Statements, the operating income we presented in our consolidated statements of income prepared in accordance with K-IFRS took into account certain other operating revenue and other operating expenses that are no longer included in the calculation of operating income pursuant to these amendments.

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating income from continuing operations in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating income in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. The table below sets forth a reconciliation of our operating income from continuing operations as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for the years ended December 31, 2012, 2011 and 2010 to the operating income as presented (or, in the case of the year ended December 31, 2010, would have been presented) in the consolidated statements of income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2012		2011		2010
	(In billions of Won)
Operating income from continuing operations pursuant to IFRS	￦	1,766.3	￦	2,189.3	￦	2,341.0
Differences:
Other income pursuant to IFRS
Fee revenues		(4.0)		(5.3)		(9.2)
Gain on disposal of property and equipment and intangible assets		(162.6)		(6.3)		(11.3)
Others(1)		(34.8)		(38.2)		(60.0)

		(201.4)		(49.7)		(80.5)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS
Loss on impairment of property and equipment and intangible assets		38.6		2.6		12.3
Loss on disposal of property and equipment and intangible assets		15.1		21.1		70.0
Donations		81.4		90.1		128.4
Bad debt for accounts receivable — other		30.1		12.8		12.3
Others(1)		30.1		29.4		72.2

		195.3		156.1		295.3

Operating income pursuant to K-IFRS	￦	1,760.2	￦	2,295.6	￦	2,555.8

(1)	Reversal of allowances for doubtful accounts amounting to Won 5.3 billion, Won 2.3 billion and Won 0.8 billion for the years ended December 31, 2012, 2011 and 2010, respectively, and reversal of provision for restoration of Won 0.03 billion for the year ended December 31, 2012, which are included in other income pursuant to IFRS as issued by the IASB, are deducted from other non-operating expenses pursuant to K-IFRS.

However, there is no impact on profit for the year or earnings per share for the years ended December 31, 2012, 2011 and 2010.

Accounting Standards Updates

We have adopted the amendments to IFRS 7, Financial Instruments: Disclosures, for the year ended December 31, 2012 and we are aware of several recent accounting pronouncements that we have not yet adopted. See note 3 of the notes to our consolidated financial statements for a summary of the amendments to IFRS 7, Financial Instruments: Disclosures as well as a summary of recent accounting pronouncements that have not yet been adopted. The initial adoption of these new and amended accounting pronouncements is not expected to have a significant impact on our consolidated results of operations or financial position.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the Year Ended December 31,
	2012			2011			2010
	(In billions of Won, except percentage data)
Operating Revenue and Other Income	￦	16,501.9	100.0%	￦	15,976.2	100.0%	￦	15,569.9	100.0%
Revenue		16,300.5	98.8		15,926.5	99.7		15,489.4	99.5
Other income		201.4	1.2		49.7	0.3		80.5	0.5
Operating Expense		14,735.6	89.3		13,786.9	86.3		13,228.9	85.0
Operating Income from Continuing Operations		1,766.3	10.7		2,189.3	13.7		2,341.0	15.0
Profit before Income Tax		1,550.9	9.4		2,240.7	14.0		2,373.2	15.2
Income Tax Expense from Continuing Operations		295.9	1.8		609.0	3.8		559.4	3.6
Profit from Continuing Operations		1,255.0	7.6		1,631.7	10.2		1,813.8	11.6
Loss from Discontinued Operation, Net of Income Taxes(1)		(139.3)	(0.8)		(49.7)	(0.3)		(47.0)	(0.3)
Profit (loss) for the Year Attributable to:
Owners of the Parent Company		1,151.7	7.0		1,612.9	10.1		1,841.6	11.8
Non-controlling Interests		(36.0)	(0.2)		(30.8)	(0.2)		(74.8)	(0.5)
Profit for the Year		1,115.7	6.8		1,582.1	9.9		1,766.8	11.3

(1)	Relates to results of operations of SK Telink’s DMB business, which was ceased in August 2012, SK i-Media Co., Ltd., which was sold in October 2011, and SK-KTB Music Investment Fund, which was liquidated in October 2010, which have been classified as discontinued operations after such cessation, sale or liquidation.

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	Year Ended December 31,
	2012			2011			2010
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	10,591.5	65.0%	￦	10,447.6	65.6%	￦	10,634.4	68.7%
Cellular Interconnection		860.3	5.3		1,090.9	6.8		1,168.7	7.5
Digital Handset Sales (2)		1,131.7	6.9		787.2	4.9		534.4	3.5
Miscellaneous(3)		635.5	3.9		750.6	4.7		547.7	3.5

Total Cellular Services Revenue		13,218.9	81.1		13,076.3	82.1		12,885.2	83.2

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service(4)	￦	485.9	3.0%	￦	490.7	3.1%	￦	475.5	3.1%
Fixed-line Interconnection		98.5	0.6		83.8	0.5		88.8	0.6
Broadband Internet Service(4)		865.0	5.3		1,000.5	6.3		983.9	6.4
International Calling Service(5)		144.1	0.9		163.6	1.0		289.1	1.9
Miscellaneous(6)		600.4	3.7		393.4	2.5		347.3	2.2

Total Fixed-line Telecommunication Services Revenue		2,193.9	13.5		2,131.9	13.4		2,184.5	14.1

Others Revenue
Commerce Service(7)	￦	391.9	2.4%	￦	99.9	0.6%	￦	—	—%
Portal Service(8)		167.8	1.0		233.8	1.5		239.1	1.5
Miscellaneous(9)		328.0	2.0		384.5	2.4		180.6	1.2

Total Others Revenue		887.7	5.4		718.3	4.5		419.6	2.7

Total Revenue	￦	16,300.5	100.0%	￦	15,926.5	100.0%	￦	15,489.4	100.0%

Total Revenue Growth		2.3%			2.8%			N/A
Segment Operating Expense(10)
Cellular Services	￦	11,535.5	70.8%	￦	10,898.2	68.4%	￦	10,385.4	67.0%
Fixed-line Telecommunication Services		2,140.7	13.1		2,065.7	13.0		2,178.1	14.1
Others		864.1	5.3		666.9	4.2		370.0	2.4

Total Segment Operating Expense	￦	14,540.3	89.2%	￦	13,630.9	85.6%	￦	12,933.6	83.5%

Segment Operating Income
Cellular Services	￦	1,683.4	10.3%	￦	2,178.1	13.7%	￦	2,499.8	16.1%
Fixed-line Telecommunication Services		53.1	0.3		66.2	0.4		6.4	0.0
Others		23.6	0.1		51.3	0.3		49.6	0.3

Total Segment Operating Income	￦	1,760.2	10.8%	￦	2,295.6	14.4%	￦	2,555.8	16.5%

(1)	Wireless service revenue includes revenue from cellular voice service, wireless data service and initial subscription fees. Revenue from cellular voice service is primarily composed of monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. Revenue from wireless data service is primarily composed of usage charges for SMS and MMS and revenues from outgoing data usage.

(2)	Digital handsets are sold by PS&Marketing, our consolidated subsidiary.

(3)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by SK Telecom. For the year ended December 31, 2010 and the period from January 1, 2011 to September 30, 2011, miscellaneous cellular services revenue also includes revenue from the sale and licensing of Internet platform solutions, which business was spun off into SK Planet in October 2011 and subsequently included in our others segment.

(4)	Broadband Internet service (including IP TV service) and fixed-line telephone service are provided by SK Broadband, our consolidated subsidiary.

(5)	International calling service is provided by SK Telink, our consolidated subsidiary.

(6)	Miscellaneous fixed-line telecommunication services revenue includes revenues from leased line, corporate data and Internet solutions businesses provided by SK Broadband and VoIP services provided by SK Telink.

(7)	Commerce service revenue includes revenue from 11th Street, our online shopping mall operated by SK Planet, subsequent to the spin-off of SK Planet in October 2011. Prior to the spin-off of SK Planet, such revenue was included in miscellaneous cellular services revenue.

(8)	Portal service revenue includes revenues from NATE, our online portal service, and Cyworld, our social networking service, each operated by SK Communications.

(9)	Miscellaneous others revenue includes revenue from T Store, our online open marketplace for mobile applications operated by SK Planet, and certain other platform businesses operated by SK Planet, each subsequent to the spin-off of SK Planet in October 2011, as well as revenue from MelOn, our music portal operated by Loen Entertainment. Prior to the spin-off of SK Planet, such revenue from SK Planet’s platform businesses was included in miscellaneous cellular services revenue.

(10)	“Segment operating expense” means operating expense for each reportable segment presented in accordance with K-IFRS and therefore, does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “ — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

2012 Compared to 2011

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 3.3% to Won 16,501.9 billion in 2012 from Won 15,976.2 billion in 2011, due to the following increases in revenue and other income.

Our consolidated revenue increased by 2.3% to Won 16,300.5 billion in 2012 from Won 15,926.5 billion in 2011, primarily as a result of strong growth in the number of new subscribers to our LTE service, which entail higher revenues per subscriber, as well as improved revenues from our consolidated subsidiaries, including SK Planet, SK Broadband and PS&Marketing, which more than offset a decrease in revenues from our non-LTE subscribers.

Our consolidated other income increased by more than threefold to Won 201.4 billion in 2012 from Won 49.7 billion in 2011, due to an increase in gain on disposal of property and equipment and intangible assets to Won 162.6 billion in 2012 from Won 6.3 billion in 2011, primarily attributable to sales of certain office buildings in 2012.

The following sets forth additional information about our revenues with respect to each of our reportable segments.

Cellular Services Segment

The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, digital handset sales and miscellaneous cellular services, increased by 1.1% to Won 13,218.9 billion in 2012 from Won 13,076.3 billion in 2011.

The increase in our cellular services revenue was principally due to increases in our digital handset sales and wireless service revenue, partially offset by decreases in cellular interconnection revenue and miscellaneous cellular services revenue.

Digital handset sales increased by 43.8% to Won 1,131.7 billion in 2012 from Won 787.2 billion in 2011, primarily due to an increase in unit sales of LTE smartphones, which also have unit prices that are generally higher than those of other handsets. Wireless service revenue increased by 1.4% to Won 10,591.5 billion in 2012 from Won 10,447.6 billion in 2011, primarily due to an increase in revenue from wireless data services and monthly plan-based fees driven by an increased number of smartphone users and LTE subscribers who subscribe to fixed-price data and voice plans with higher monthly basic charges than our other wireless services, partially offset by a decrease in usage charges for outgoing voice calls. The decrease in usage charges for outgoing voice calls is primarily due to a decrease in voice service usage attributable to the increased use of free text message services by smartphone users, as well as a reduction of the monthly fee by Won 1,000 for every subscriber effective from September 16, 2011.

Cellular interconnection revenue decreased by 21.1% to Won 860.3 billion in 2012 from Won 1,090.9 billion in 2011. The decrease was due to decreases in interconnection rates in 2012 and decreases in land-to-mobile and mobile-to-mobile call volume. Miscellaneous cellular services revenue decreased by 15.3% to Won 635.5 billion in 2012 from Won 750.6 billion in 2011. The decrease was primarily attributable to the effects of the reclassification of revenues generated by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011. If we had not reclassified such revenues, miscellaneous cellular services revenue would have increased by 21.0% to Won 1,074.6 billion in 2012 from Won 887.8 billion in 2011, primarily due to an increase in revenue generated from 11th Street and other platform businesses.

Fixed-line Telecommunication Services Segment

The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service (including IP TV service), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 2.9% to Won 2,193.9 billion in 2012 from Won 2,131.9 billion in 2011, primarily due to an increase in revenue from our miscellaneous fixed-line telecommunication services, partially offset by a decrease in revenue from our broadband Internet service.

Miscellaneous fixed-line telecommunication services revenue, including revenues from the leased line, corporate data and Internet solutions businesses, increased by 21.5% to Won 600.4 billion in 2012 from Won 494.2 billion in 2011, primarily due to an increase in revenue from the construction of fixed lines for our B2B solutions business.

Revenue from our broadband Internet service (including IP TV service) decreased by 13.5% to Won 865.0 billion in 2012 from Won 1,000.5 billion in 2011, primarily as a result of an increase in the number of existing subscribers subscribing to our bundled fixed-line and mobile telecommunications services, through which we offer broadband Internet services at a discounted rate, partially offset by an increase in revenue from our IP TV service attributable to an increased number of IP TV subscribers.

Others Segment

The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous others revenue, increased by 23.6% to Won 887.7 billion in 2012 from Won 718.3 billion in 2011, primarily due to an increase in revenue from our commerce service, partially offset by decreases in miscellaneous others revenue and portal service revenue. If we had not reclassified the revenues generated by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011, the revenue of our others segment would have decreased by 22.8% to Won 448.6 billion in 2012 from Won 581.1 billion in 2011.

Commerce service revenue increased by almost threefold to Won 391.9 billion in 2012 from Won 99.9 billion in 2011, primarily due to an increase in revenue generated by 11th Street.

Miscellaneous others revenue decreased by 14.7% to Won 328.0 billion in 2012 from Won 384.5 billion in 2011, primarily due to the cessation of revenue flows from our consolidated subsidiary, Ntreev Soft Co., Ltd. (“Ntreev”), after we sold our investment in Ntreev in February 2012. Portal service revenue decreased by 28.2% to

Won 167.8 billion in 2012 from Won 233.8 billion in 2011, primarily due to a decrease in advertising revenues from the portal services operated by SK Communications.

Operating Expense.    Our consolidated operating expense in 2012 increased by 6.9% to Won 14,735.6 billion in 2012 from Won 13,786.9 billion in 2011, primarily due to a 7.4% increase in commissions paid to Won 6,025.1 billion in 2012 from Won 5,611.3 billion in 2011, which was attributable mainly to an increase in marketing expenses to acquire new LTE subscribers and an increase in sales commission from increased smartphone sales, a 35.2% increase in cost of products that have been resold to Won 1,297.2 billion in 2012 from Won 959.3 billion in 2011, which was attributable mainly to an increase in LTE smartphone sales by PS&Marketing, as well as a 5.9% increase in depreciation and amortization expenses to Won 2,432.3 billion in 2012 from Won 2,296.5 billion in 2011, which was attributable mainly to an increase in our investment in wireless networks, including our LTE multi-carrier technology, and the amortization of our frequency license for the 1.8 GHz spectrum which we started using in 2012.

The following sets forth additional information about our segment operating expense with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

Cellular Services Segment

The segment operating expense of our cellular services segment increased by 5.8% to Won 11,535.5 billion in 2012 from Won 10,898.2 billion in 2011, primarily due to increases in commissions paid, cost of products that have been resold and depreciation and amortization expenses for the reasons discussed above, partially offset by a decrease in network interconnection expenses primarily attributable to decreases in interconnection traffic volume and fee rates, as well as the effects of the reclassification of expenses incurred by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011. If we had not reclassified such expenses, segment operating expense of our cellular services segment would have increased by an additional Won 277.0 billion in 2012, primarily due to an increase in commissions related to SK Planet’s platform businesses.

Fixed-line Telecommunication Services Segment

The segment operating expense of our fixed-line telecommunication services segment increased by 13.1% to Won 2,140.7 billion in 2012 from Won 2,065.7 billion in 2011, primarily due to an increase in commissions paid related to increased revenue from fixed-line network construction, partially offset by a decrease in network interconnection expenses primarily attributable to decreases in interconnection traffic volume and fee rates.

Others Segment

The segment operating expense of our others segment increased by 29.6% to Won 864.1 billion in 2012 from Won 666.9 billion in 2011, primarily due to the reclassification of expenses incurred by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011 as explained above with respect to the segment operating expense of our cellular services segment, partially offset by a decrease in expenses incurred by the portal services operated by SK Communications. If we had not reclassified these expenses, the segment operating expense of our others segment would have decreased by 14.8% to Won 458.5 billion in 2012 from Won 538.4 billion in 2011.

Operating Income from Continuing Operations.    Our consolidated operating income from continuing operations decreased by 19.3% to Won 1,766.3 billion in 2012 from Won 2,189.3 billion in 2011, as the increase in operating expense outpaced the increase in operating revenue and other income, primarily with respect to our cellular services segment.

Our segment operating income with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating income for all three reportable segments differs from our consolidated operating income from continuing operations presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating income from continuing operations presented in accordance with IFRS as issued by the IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The segment operating income of our cellular services segment decreased by 22.7% to Won 1,683.4 billion in 2012 from Won 2,178.1 billion in 2011, primarily due to an increase in commissions paid relating to marketing expenses to acquire new LTE subscribers, which more than offset an increase in revenue from our cellular services segment of Won 142.6 billion. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 12.7% in 2012 from 16.7% in 2011. The segment operating income of our fixed-line telecommunication services segment decreased by 19.8% to Won 53.1 billion in 2012 from Won 66.2 billion in 2011, due to an increase in operating expenses, including commissions paid related to increased revenue from fixed-line network construction. As a result, the segment operating margin of our fixed-line telecommunication services segment decreased to 2.4% in 2012 from 3.1% in 2011. In addition, the segment operating income of our others segment decreased by 54.0% to Won 23.6 billion in 2012 from Won 51.3 billion in 2011, primarily due to a decrease in operating income from the portal services operated by SK Communications. As a result, the segment operating margin of our others segment decreased to 2.7% in 2012 from 7.1% in 2011.

Finance Income and Finance Costs.    Our finance income increased by 1.1% to Won 447.2 billion in 2012 from Won 442.3 billion in 2011, primarily due to a 71.8% increase in gain on disposal of long-term investment securities to Won 282.6 billion in 2012 from Won 164.5 billion in 2011, which was mainly attributable to the sale in October 2012 of half of the POSCO shares we owned, partially offset by a 40.6% decrease in interest income to Won 100.0 billion in 2012 from Won 168.1 billion in 2011 as a result of a decrease in accounts receivable related to sales of handsets on installment payment plans. The accounts receivable related to sales of handsets on installment payment plans have continued to decrease since September 2010, when Hana SK Card took over this financing from us. Our finance costs increased by 85.7% to Won 638.3 billion in 2012 from Won 343.8 billion in 2011, primarily due to a 38.8% increase in interest expense to Won 412.4 billion in 2012 from Won 297.2 billion in 2011 as a result of an increase in our interest-bearing financial debt and an increase in other finance costs to Won 190.6 billion in 2012 from Won 12.8 billion in 2011 as a result of an increase in impairment losses for our available-for-sale financial assets.

Losses Related to Investments in Subsidiaries and Associates.    Losses related to investments in subsidiaries and associates, net decreased by 48.5% to Won 24.3 billion in 2012 from Won 47.1 billion in 2011, primarily due to a Won 66.0 billion gain on the disposal of our investment in Ntreev in February 2012 and a Won 6.9 billion gain attributable to our investment in SK Hynix, in which we have a 21.05% interest.

Income Tax.    Income tax expense from continuing operations decreased by 51.4% to Won 295.9 billion in 2012 from Won 609.0 billion in 2011. Our effective tax rate in 2012 also decreased by 8.1%p to 19.1% in 2012 from 27.2% in 2011. Our income tax expense from continuing operations and effective tax rate decreased in 2012 compared to 2011 primarily due to an increase in tax credits related to our capital expenditures in 2012 and a tax refund received in 2012 for previous years and as a result of tax audits conducted in 2011 for prior periods.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year decreased by 29.5% to Won 1,115.7 billion in 2012 from Won 1,582.1 billion in 2011. Profit for the year as a percentage of operating revenue and other income was 6.8% in 2012 compared to 9.9% in 2011.

2011 Compared to 2010

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 2.6% to Won 15,976.2 billion in 2011 from Won 15,569.9 billion in 2010 due to an increase in revenue, partially offset by a decrease in other income.

Our consolidated revenue increased by 2.8% to Won 15,926.5 billion in 2011 from Won 15,489.4 billion in 2010 primarily due to a 1.5% increase in our cellular services revenue to Won 13,076.3 billion in 2011 from Won 12,885.2 billion in 2010 and a 71.2% increase in our other revenue to Won 718.3 billion in 2011 from Won 419.6 billion in 2010, partially offset by a 2.4% decrease in our fixed-line telecommunication services revenue to Won 2,131.9 billion in 2011 from Won 2,184.5 billion in 2010.

Our consolidated other income decreased by 38.2% to Won 49.7 billion in 2011 from Won 80.5 billion in 2010 primarily due to a decrease in gain on disposal of property and equipment and intangible assets and a decrease in fee revenues.

The following sets forth additional information about our revenues with respect to each of our reportable segments.

Cellular Services Segment

The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, digital handset sales and miscellaneous cellular services, increased by 1.5% to Won 13,076.3 billion in 2011 from Won 12,885.2 billion in 2010.

The increase in our cellular services revenue was principally due to an increase in our digital handset sales, as well as an increase in our miscellaneous cellular services revenue, partially offset by decreases in wireless service revenue and cellular interconnection revenue. Digital handset sales increased by 47.3% to Won 787.2 billion in 2011 from Won 534.4 billion in 2010, primarily as a result of strong demand for smartphones. Our miscellaneous cellular services revenue increased by 37.0% to Won 750.6 billion in 2011 from Won 547.7 billion in 2010, primarily due to an increase in revenue from the licensing of Internet platform solutions and other new businesses.

Wireless service revenue decreased by 1.8% to Won 10,447.6 billion in 2011 from Won 10,634.4 billion in 2010, primarily as a result of decreases in cellular voice service revenue and initial subscription fees, partially offset by an increase in wireless data service revenue. The decrease in cellular voice service revenue was primarily due to increased subscription by smartphone users to fixed-rate all-in-one plans with no or low call charges, as well as a reduction of the monthly fee by Won 1,000 for every subscriber effective from September 16, 2011. The increase in wireless data service revenue was primarily driven by a significant increase in the number of smartphone users, who generally tend to subscribe to more expensive data plans than other subscribers.

Cellular interconnection revenue decreased by 6.7% to Won 1,090.9 billion in 2011 from Won 1,168.7 billion in 2010. The decrease was due to decreases in interconnection rates in 2011 and a decrease in land-to-mobile call volume, which more than offset an increase in mobile-to-mobile call volume.

Fixed-line Telecommunication Services Segment

The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service (including IP TV service), fixed-line telephone service, international calling service, fixed-line interconnection revenue and miscellaneous fixed-line telecommunication services, decreased by 2.4% to Won 2,131.9 billion in 2011 from Won 2,184.5 billion in 2010, primarily due to decreases in revenue from international calling service and residential fixed-line telephone service, partially offset by an increase in revenue from corporate data service.

Revenue from our broadband Internet service increased by 1.7% to Won 1,000.5 billion in 2011 from Won 983.9 billion in 2010, primarily as a result of an increase in the number of subscribers, as well as an increase in the purchase of pay-per-view video contents by our subscribers. Revenue from our fixed-line telephone service increased by 3.2% to Won 490.7 billion in 2011 from Won 475.5 billion in 2010 primarily due to an increase in the number of corporate subscribers, partially offset by a decrease in the revenue from residential fixed-line telephone service. Revenue from our international calling service decreased by 43.4% to Won 163.6 billion in 2011 from Won 289.1 billion in 2010, primarily as a result of an increase in the use of free or low-cost international calling and text message services using the Internet network. Miscellaneous fixed-line telecommunication services revenue, including revenues from the leased line, corporate data and Internet solutions businesses, increased by 13.3% to Won 393.4 billion in 2011 from Won 347.3 billion in 2010 primarily due to an increase in revenue from corporate data service.

Others Segment

The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous others revenue, increased by 71.2% to Won 718.3 billion in 2011 from Won 419.6 billion in 2010, primarily due to an increase in miscellaneous others revenue and the reclassification of revenues generated by our platform businesses from the cellular services segment to the commerce service in the others segment in connection with the spin-off of SK Planet in October 2011, partially offset by a decrease in portal service revenue.

Miscellaneous others revenue increased by 112.9% to Won 384.5 billion in 2011 from Won 180.6 billion in 2010 primarily due to an increase in digital music sales at our MelOn music portal. Portal service revenue decreased by 2.2% to Won 233.8 billion in 2011 from Won 239.1 billion in 2010.

Operating Expense.    Our consolidated operating expense in 2011 increased by 4.2% to Won 13,786.9 billion from Won 13,228.9 billion in 2010, primarily due to a 49.7% increase in cost of products that have been resold to Won 959.3 billion in 2011 from Won 640.9 billion in 2010 resulting from increased sale of smartphones and an 8.4% increase in depreciation and amortization expenses to Won 2,296.5 billion in 2011 from Won 2,118.4 billion in 2010 as we increased our investment in wireless networks and acquired additional frequency licenses, partially offset by an 11.4% decrease in other operating expenses to Won 1,232.5 billion in 2011 from Won 1,390.8 billion in 2010 which was primarily due to a decrease in donations.

The following sets forth additional information about our segment operating expense with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS.

Cellular Services Segment

The segment operating expense of our cellular services segment increased by 4.9% to Won 10,898.2 billion in 2011 from Won 10,385.4 billion in 2010, primarily due to increases in cost of products that have been resold and depreciation and amortization expenses, partially offset by a decrease in network interconnection expenses. The cost of products that have been resold increased primarily due to an increase in digital handset sales in 2011, which was driven by strong demand for smartphones. The increase in depreciation and amortization expenses was primarily attributable to an increase in our investment in wireless networks and our acquisition of additional frequency licenses. The decrease in network interconnection expenses resulted primarily from a decrease in outgoing SMS volume and decreases in interconnection rates.

Fixed-line Telecommunication Services Segment

The segment operating expense of our fixed-line telecommunication services segment decreased by 5.2% to Won 2,065.7 billion in 2011 from Won 2,178.1 billion in 2010, primarily due to decreases in labor costs and marketing expenses, partially offset by an increase in license fees paid to the providers of broadcasting programs for our IP TV services.

Others Segment

The segment operating expense of our others segment increased by 80.2% to Won 666.9 billion in 2011 from Won 370.0 billion in 2010, in line with the 71.2% increase in the operating revenue of our others segment.

Operating Income from Continuing Operations.    Our consolidated operating income from continuing operations decreased by 6.5% to Won 2,189.3 billion in 2011 from Won 2,341.0 billion in 2010, primarily due to an increase in the segment operating expense of our cellular services segment as discussed above.

The segment operating income of our cellular services segment decreased by 12.9% to Won 2,178.1 billion in 2011 from Won 2,499.8 billion in 2010, due to an increase in operating expenses, including cost of products that have been resold, depreciation and amortization and commissions paid relating to marketing expenses to acquire new smartphone subscribers. As a result, the segment operating margin of our cellular services segment decreased to 16.7% in 2011 from 19.4% in 2010. The segment operating income of our fixed-line telecommunication services segment increased to Won 66.2 billion in 2011 from Won 6.4 billion in 2010 as the decrease in segment operating expenses outpaced the decrease in revenue from this segment. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 3.1% in 2011 from 0.3% in 2010. In addition, the segment operating income of our others segment increased by 3.4% to Won 51.3 billion in 2011 from Won 49.6 billion in 2010 due to the reclassification of positive operating income attributable to the platform businesses operated by SK Planet from our cellular services segment to our others segment, whereas the segment operating margin of our others segment decreased to 7.1% in 2011 from 11.8% in 2010 due to the lower operating margin of such platform businesses compared to the operating margin of the other businesses in our others segment.

Finance Income and Finance Costs.    Our finance income decreased by 7.3% to Won 442.3 billion in 2011 from Won 477.2 billion in 2010, due primarily to a 29.2% decrease in interest income to Won 168.1 billion in 2011 from Won 237.4 billion in 2010 as a result of a decrease in accounts receivable related to sales of handsets on installment payment plans. The accounts receivable related to sales of handsets on installment payment plans have decreased since September 2010, when Hana SK Card took over this financing from us. Our finance costs decreased by 22.2% to Won 343.8 billion in 2011 from Won 441.6 billion in 2010, primarily due to a 21.7% decrease in interest expenses to Won 297.2 billion in 2011 from Won 379.3 billion in 2010 as a result of a decrease in the average outstanding balance of our borrowings.

Losses Related to Investments in Subsidiaries and Associates.    Losses related to investments in subsidiaries and associates increased to Won 47.1 billion in 2011 from Won 3.4 billion in 2010, primarily due to losses of P1, in which we hold a 28.2% interest, and LightSquared, in which we hold a 3.3% interest.

Income Tax.    Income tax expense from continuing operations increased by 8.9% to Won 609.0 billion in 2011 from Won 559.4 billion in 2010. Our effective tax rate in 2011 increased by 3.6%p to 27.2% from an effective tax rate of 23.6% in 2010. Our income tax expenses and effective tax rate increased in 2011 compared to 2010 primarily due to a reduction in tax exemptions for capital expenditures and as a result of tax audits conducted in 2011 for prior periods.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year decreased by 10.5% to Won 1,582.1 billion in 2011 from Won 1,766.8 billion in 2010. Profit as a percentage of operating revenue and other income was 9.9% in 2011 compared to 11.3% in 2010.

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 2.2% in 2012, 4.0% in 2011 and 3.0% in 2010.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital (current assets minus current liabilities) deficit of Won 880.5 billion as of December 31, 2012 and Won 556.1 billion as of December 31, 2011. The working capital deficit as of December 31, 2012 was primarily caused by our acquisition of property and equipment in connection with the further expansion and enhancement of our LTE network in 2012, the acquisition of a 21.05% equity stake in SK Hynix in February 2012 and our repayment of debt incurred in connection with the financing of such equity stake in SK Hynix. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary. The working capital deficit as of December 31, 2011 was primarily caused by our acquisition of additional frequency licenses in 2011.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,494.7 billion as of December 31, 2012 and Won 2,725.2 billion as of December 31, 2011. We had outstanding short-term borrowings of Won 600.2 billion as of December 31, 2012 and Won 700.7 billion as of December 31, 2011. As of December 31, 2012, we had credit lines with several local banks that provided for borrowing of up to Won 1,171.0 billion, of which Won 600.2 billion was outstanding and Won 570.8 billion was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 920.1 billion as of December 31, 2012 and Won 1,650.8 billion as of December 31, 2011. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2012		2011		2010		2011 to 2012			2010 to 2011
	(In billions of Won, except percentages)
Net Cash Provided by Operating Activities	￦	3,999.7	￦	6,306.4	￦	4,343.4	￦	(2,306.7)	(36.6)%	￦	1,963.0	45.2%
Net Cash Used in Investing Activities		(5,309.6)		(4,239.1)		(2,339.0)		(1,070.5)	25.3		(1,900.1)	81.2
Net Cash Provided by (Used in) Financing Activities		585.3		(1,079.3)		(2,246.1)		1,664.6	N/A		1,166.8	(51.9)
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		(6.0)		3.4		(4.4)		(9.4)	N/A		7.8	N/A
Net Increase (Decrease) in Cash and Cash Equivalents		(724.7)		988.0		(241.7)		(1,712.7)	N/A		1,229.7	N/A
Cash and Cash Equivalents at Beginning of Period		1,650.8		659.4		905.6		991.4	150.3		(246.2)	(27.2)
Cash and Cash Equivalents at End of Period		920.1		1,650.8		659.4		(730.7)	(44.3)%		991.4	150.3%

N/A = Not applicable.

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 3,999.7 billion in 2012, Won 6,306.4 billion in 2011 and Won 4,343.4 billion in 2010. Profit for the year was Won 1,115.7 billion in 2012, Won 1,582.1 billion in 2011 and Won 1,766.8 billion in 2010. Net cash provided by operating activities in 2012 decreased by 36.6% from 2011, primarily due to a 29.5% decrease in profit for the year and a decrease in collections of other accounts receivable related to sales of handsets on installment payment plans in 2012. Cash outflows in 2012 remained relatively flat compared to 2011. Net cash provided by operating activities in 2011 increased by 45.2% from 2010 despite a 10.5% decrease in profit for the year, primarily due to an increase in collections of other accounts receivable related to sales of handsets on installment payment plans in 2011. There have been no additional other accounts receivable related to sales of handsets on installment payment plans since September 2010, when Hana SK Card took over this financing from us.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 5,309.6 billion in 2012, Won 4,239.1 billion in 2011 and Won 2,339.0 billion in 2010. Cash inflows from investing activities were Won 1,831.2 billion in 2012, Won 725.9 billion in 2011 and Won 1,239.3 billion in 2010. Cash inflows in 2012 were primarily attributable to proceeds from disposal of long-term investment securities of Won 511.4 billion, mostly relating to the sale in October 2012 of half of the POSCO shares we owned, a decrease in short-term financial instruments, net of Won 464.5 billion, the proceeds of which were used to repay our outstanding debt, collection of short-term loans of Won 282.7 billion, as well as proceeds from disposal of property and equipment of Won 271.1 billion, mostly relating to the sales of certain office buildings. Cash inflows in 2011 largely related to proceeds from disposal of long-term investment securities of Won 256.7 billion, including shares of SK C&C, and the collection of short-term loans of Won 194.6 billion. The primary contributor to such inflows in 2010 largely related to proceeds from disposal of long-term investment securities of Won 630.0 billion, mostly relating to the sale of our investments in bond funds.

Cash outflows for investing activities were Won 7,140.8 billion in 2012, Won 4,964.9 billion in 2011 and Won 3,578.3 billion in 2010. Cash outflows in 2012 were largely attributable to expenditures related to the acquisition of property and equipment of Won 3,394.3 billion, primarily in connection with the further expansion of our LTE network to provide nationwide coverage and to enhance and improve its quality, and the acquisition of investments in associates of Won 3,098.8 billion, primarily relating to our acquisition of a 21.05% equity stake in SK Hynix. Cash outflows in 2011 largely related to expenditures related to the acquisition of property and equipment of Won 2,960.6 billion, primarily relating to expenditures in connection with upgrades to and expansion of our WCDMA network, as well as the initial build-out of our LTE network and expansion of our WiBro network, as well as an increase in intangible assets of Won 598.4 billion primarily as a result of our acquisition of additional frequency licenses. The primary contributors to such outflows in 2010 were expenditures related to the acquisition of property and equipment of Won 2,142.3 billion, primarily relating to expenditures in connection with upgrades to and expansion of our WCDMA network, as well as the initial build-out and expansion of our WiBro network, and the acquisition of investments in associates of Won 736.1 billion, including shares of Hana SK Card and P1.

Cash Flows from Financing Activities.    Net cash provided by financing activities in 2012 was Won 585.3 billion and net cash used in financing activities in 2011 and 2010 was Won 1,079.3 billion and Won 2,246.1 billion, respectively. Cash inflows from financing activities were Won 4,245.3 billion in 2012, Won 1,401.9 billion in 2011 and Won 263.8 billion in 2010. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 2,098.4 billion in 2012, Won 1,129.5 billion in 2011 and Won 149.3 billion in 2010, and proceeds from long-term borrowings, which provided cash of Won 2,059.0 billion in 2012, Won 92.4 billion in 2011 and Won 108.0 billion in 2010. The proceeds from long-term borrowings in 2012 consist primarily of borrowings pursuant to a syndicated loan in connection with our acquisition of a 21.05% equity stake in SK Hynix. In 2011, a net increase in short-term borrowings of Won 174.2 billion also contributed to cash inflows from financing activities.

Cash outflows for financing activities were Won 3,660.0 billion in 2012, Won 2,481.2 billion in 2011 and Won 2,509.9 billion in 2010. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of debentures, acquisition of treasury stock and repayment of short-term borrowings, among other items. Payment of dividends were Won 655.1 billion in 2012, Won 668.3 billion in 2011 and Won 682.3 billion in 2010. Repayments of current portion of long-term debt were Won 102.7 billion in 2012, Won 224.6 billion in 2011 and Won 739.3 billion in 2010. Repayment of long-term borrowings were Won 1,660.5 billion in 2012, Won 512.4 billion in 2011 and Won 200.0 billion in 2010. Repayment of debentures were Won 1,145.7 billion in 2012, Won 842.2 billion in 2011 and Won 605.1 billion in 2010. Acquisition of treasury shares accounted for Won 208.0 billion and Won 252.3 billion of cash outflows for financing activities in 2011 and 2010, respectively. We did not acquire any treasury shares in 2012.

As of December 31, 2012, we had total long-term debt (excluding current portion) outstanding of Won 5,348.5 billion, which included debentures in the amount of Won 4,979.2 billion and bank and institutional borrowings in the amount of Won 369.2 billion. The increase in our long-term debt as of December 31, 2012 was primarily due to new issuances of corporate bonds. As of December 31, 2011, we had total long-term debt (excluding current portion) outstanding of Won 3,552.9 billion, which included debentures in the amount of Won 3,229.0 billion and bank and institutional borrowings in the amount of Won 323.9 billion. For a description of our long-term liabilities, see note 15 of the notes to our consolidated financial statements.

On April 7, 2009, we issued convertible notes in the principal amount of US$332,528,000 with a maturity of five years and an annual interest rate of 1.75%. The aggregate net proceeds from the offering was US$326,397,463. We are required to redeem the convertible notes held by the holders thereof who exercise their put option, at their principal amount on the date of the third anniversary from the issuance date. After the third anniversary of the issuance date, we may redeem the convertible notes at our option if the price of the shares of our common stock during a pre-determined period (translated into Dollars at the then prevailing exchange rate) exceeds the conversion price (translated into Dollars at the exchange rate of Won 1,383.40 to US$1.00) by 30%. As of March 31, 2013, the conversion price was Won 190,006 per share of our common stock at the exchange rate of Won 1,383.40 to US$1.00. If the conversion of convertible notes into shares would exceed the 49% limit on aggregate foreign ownership of our shares, we intend to make cash payments to the holders of the convertible notes in lieu of the shares of our common stock. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements” for a more detailed discussion of foreign share ownership restrictions. As of March 31, 2013, a total of 2,421,077 shares would be issued upon the exercise of the conversion rights by all of the holders of the convertible notes.

In September and November 2006, we issued Korean Won-denominated corporate bonds, in each case, in an aggregate principal amount of Won 200.0 billion. These bonds will mature in September 2016 and November 2013, respectively, and have annual interest rates of 5.0% and 4.0%, respectively. In October 2006, we also made long-term borrowings in aggregate principal amount of US$100 million with a maturity of seven years and an annual interest rate based on six-month LIBOR plus 0.29%.

In July 2007, we issued U.S. dollar-denominated bonds in the principal amount of US$400 million with a maturity of twenty years and an annual interest rate of 6.625%. In November 2007, we issued Korean Won-denominated bonds in the principal amount of Won 200.0 billion with a maturity of seven years and an annual interest rate of 5.00%.

In March 2008, we issued two tranches of Korean Won-denominated bonds, each tranche in the principal amount of Won 200.0 billion with an annual interest rate of 5.00%, maturing in seven and ten years, respectively. In October 2008, we issued Korean Won-denominated bonds in the principal amount of Won 250.0 billion with a maturity of five years and an annual interest rate of 6.92%.

In January 2009, we issued notes in the principal amounts of Won 40.0 billion with a maturity of seven years and annual interest rates of 5.54%. In March 2009, we issued notes in the principal amount of Won 230.0 billion with a maturity of seven years and an annual interest rate of 5.92%.

In December 2011, we issued floating rate notes in the principal amount of US$250 million with a maturity of three years and an annual interest rate based on LIBOR plus 1.60% and SG$65 million with a maturity of three years and an annual interest rate based on Singapore Swap Offered Rate, or SOR, plus 1.20%. In December 2011, we issued two tranches of Korean Won-denominated bonds in the principal amounts of Won 110.0 billion and Won 190.0 billion with maturities of five and ten years, respectively, and annual interest rates of 3.95% and 4.22%, respectively.

In February 2012, we borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks, including Kookmin Bank and Woori Bank, of which Won 350.0 billion was outstanding as of December 31, 2012. This loan was fully repaid in February 2013.

In June 2012, we issued Swiss Franc-denominated bonds in the principal amount of CHF 300 million with a maturity of five years and an annual interest rate of 1.75%.

In August 2012, we issued three tranches of Korean Won-denominated bonds in the following principal amounts with the following maturities and annual interest rates: (i) a principal amount of Won 170.0 billion with a maturity of seven years and an annual interest rate of 3.24%, (ii) a principal amount of Won 140.0 billion with a maturity of ten years and an annual interest rate of 3.30% and (iii) a principal amount of Won 90.0 billion with a maturity of twenty years and an annual interest rate of 3.45%.

In November 2012, we issued U.S. dollar-denominated bonds in the principal amount of US$700 million with a maturity of 5.5 years and an annual interest rate of 2.13%.

In February 2011, SK Telink issued Korean Won-denominated bonds in the principal amount of Won 50.0 billion with a maturity of three years and an annual interest rate of 4.86%. In November 2011, SK Telink issued Korean Won-denominated bonds in the principal amount of Won 50.0 billion with a maturity of three years and an annual interest rate of 4.62%.

In November 2010, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 150.0 billion with a maturity of three years and an annual interest rate of 3.99%. In April 2011, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 290.0 billion with a maturity of three years and an annual interest rate of 4.53%. In September 2011, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 100.0 billion with a maturity of three years and an annual interest rate of 4.40%. In January 2012, SK Broadband issued three tranches of Korean Won-denominated bonds in the following principal amounts with the following maturities and annual interest rates: (i) a principal amount of Won 110.0 billion with a maturity of three years and an annual interest rate of 4.09%, (ii) a principal amount of Won 110.0 billion with a maturity of three years and an annual interest rate of 4.14% and (iii) a principal amount of Won 100.0 billion with a maturity of five years and an annual interest rate of 4.28%. In October 2012, SK Broadband issued two tranches of Korean Won-denominated bonds in the principal amounts of Won 130.0 billion and Won 120.0 billion with maturities of three and five years, respectively, and annual interest rates of 3.14% and 3.27%, respectively.

As of December 31, 2012, a substantial portion of our foreign currency-denominated long-term borrowings, which amounted to approximately 38.8% of our total outstanding long-term debt, including current portion and present value discount as of such date, was denominated in Dollars and Franc. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In addition, in January 2013, we issued Australian Dollar-denominated bonds in the principal amount of AUD 300 million, which mature in November 2017 and have an annual interest rate of 4.75%. In March 2013, we issued floating rate notes in the principal amount of US$300 million with a maturity of seven years and an annual interest rate based on three-month LIBOR plus 0.88%. In April 2013, we issued two tranches of Korean Won-denominated bonds in the principal amounts of Won 230.0 billion and Won 130.0 billion with maturities of ten and twenty years, respectively, and annual interest rates of 3.03% and 3.22%, respectively.

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new and growing business areas, including our broadband Internet and fixed-line telephone business, wireless Internet business, convergence businesses and overseas operations, including through acquisitions and strategic alliances, as well as our investment in SK Hynix. In addition, we have used funds for the acquisition of treasury shares, financing of our subscribers’ handset purchases on installment payment plans and payment of retirement and severance benefits, as well as for the acquisition of additional frequency licenses.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2013. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2012, 2011 and 2010:

	Year Ended December 31,
	2012		2011		2010
	(In billions of Won)
WCDMA Network	￦	294.7	￦	989.4	￦	800.0
LTE Network(1)		1,767.1		233.7		—
WiBro Network		18.7		28.2		124.9
Others(2)		1,313.8		1,709.3		1,217.4

Total	￦	3,394.3	￦	2,960.6	￦	2,142.3

(1)	We commenced LTE service in July 2011.

(2)	Includes investments in infrastructure consisting of our basic CDMA and CDMA 1xEV/ DO networks, equipment necessary for the provision of data services, Wi-Fi networks and marketing, as well as investments in SK Broadband’s fixed-line networks.

We set our capital expenditure budget for an upcoming year on an annual basis. Our actual capital expenditures in 2012 were Won 3,394.3 billion. Of such amount, we spent approximately 294.7 billion on capital expenditures related to the upgrade and maintenance of our WCDMA network, Won 1,767.1 billion related to expanding and enhancing the quality of our LTE network, Won 18.7 billion related to the upgrade of our WiBro network and Won 1,313.8 billion on other capital expenditures and projects. Our actual capital expenditures in 2011 were Won 2,960.6 billion. Of such amount, we spent approximately 989.4 billion on capital expenditures related to the upgrade and expansion of our WCDMA network, Won 233.7 billion related to building our LTE network, Won 28.2 billion related to development and expansion of our WiBro network, and Won 1,709.3 billion on other capital expenditures and projects, including Won 590.8 billion related to the general upkeep of our CDMA network. Our actual capital expenditures in 2010 were Won 2,142.3 billion. Of such amount, we spent approximately Won 800.0 billion on capital expenditures related to the upgrade and expansion of our WCDMA network, Won 124.9 billion related to the development and expansion of our WiBro network and Won 1,217.4 billion on other capital expenditures and projects, including Won 465.0 billion related to the general upkeep of our CDMA network.

We paid Won 650.0 billion of the Won 1.3 trillion cost of the IMT-2000 license in March 2001 and paid the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.7 billion each year from 2012 through 2014. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 and the remainder is payable in annual installments from 2013 through 2015. The license fee for the 20 MHz bandwidth in the 1.8 GHz spectrum is Won 995.0 billion, of which Won 248.8 billion was paid in 2011 and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which Won 8.7 billion was paid in 2012 and the remainder is payable in annual installments from 2014 through 2016. For more information, see note 14 of the notes to our consolidated financial statements.

We currently provide WiBro service to “hot zone” areas in 84 cities. We are not planning to make significant additional capital expenditures in 2013 to expand or enhance our WiBro network as we believe we have made sufficient capital investments to provide quality WiBro services in the “hot zone” areas we deem suitable for WiBro service. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

In addition, we have been making capital expenditures to build more advanced networks based on LTE technology. We commenced commercial LTE services in July 2011 and expanded our LTE network nationwide and launched our LTE multi-carrier technology in 2012. We plan to continue to make capital investments in 2013 to further expand and enhance our LTE network.

We expect that our capital expenditure amount in 2013 will be less than that of 2012. Our expenditures will be for a range of projects, including investments to improve our LTE network, investments to maintain our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our B2B solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2013 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2012, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2013	￦ 728.8
2014	1,364.1
2015	921.8
2016 and thereafter	3,135.8

We note that no commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20.0% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25.0% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

Investments in New Businesses and Global Expansion and Other Needs.    We may also require capital for investments to support our development of growing businesses areas, as well as the purchase of additional treasury shares and shares of our affiliates.

For example, in February 2010, we purchased shares of Hana SK Card for a purchase price of Won 400.0 billion. As a result, we are a major shareholder of Hana SK Card with a 49.0% equity stake.

In July 2010, we acquired a 27.2% equity interest in P1, a Malaysian 4G WiMAX Telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we made an additional investment of MYR 50 million (approximately US$16.3 million) to purchase P1’s convertible preferred shares in July 2011, which increased our ownership interest to 28.2%. For a more detailed description of our investments in P1, see “Item 4.B. Business Overview — Global Business.”

In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.    From time to time, we acquire treasury shares through open market purchases. In a series of open market purchases in the period between July 26, 2010 and October 20, 2010, we acquired 1,250,000 shares of our common stock at an aggregate purchase price of Won 210.4 billion. In a series of open market purchases in the period between July 21, 2011 and September 28, 2011, we acquired 1,400,000 shares of our common stock at an aggregate purchase price of Won 208.0 billion. We did not acquire any treasury shares in 2012. As of December 31, 2012, we held 11,050,712 shares of common stock as treasury shares and 69,694,999 shares of common stock were outstanding.

Financing of Installment Payment Plans.    We had offered installment payment plans for new handset purchases by our new or existing subscribers before Hana SK Card, which is 51.0% owned by Hana Financial Group and 49% owned by us, took over this financing from us in September 2010. Under these plans, we provide financing to our new or existing subscribers who wish to purchase new handsets on credit and, in certain cases, charge fees or interest. As of December 31, 2012, short-term accounts receivable (other), net of allowance for doubtful accounts, related to this financing amounted to Won 74.4 billion and no long-term accounts receivable (other) were recorded. As of December 31, 2011, short-term and long-term accounts receivable (other), each net of allowance for doubtful accounts, related to this financing amounted to Won 541.3 billion and Won 5.4 billion, respectively. These decreases in 2012 were primarily because Hana SK Card has taken over this financing from us since September 2010, reducing the amount of our capital resources required to finance these installment payment plans.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2012 was Won 86.5 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 158.3 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 19 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 655.1 billion in 2012, Won 668.3 billion in 2011 and Won 680.0 billion in 2010.

In April 2013, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 585.4 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2012, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	￦	5,620.5	￦	600.0	￦	1,900.4	￦	1,151.9	￦	1,968.2
Interest		1,095.6		209.0		296.1		186.5		404.0
Long-term borrowings
Principal		488.1		108.9		363.5		15.7		—
Interest		34.9		22.8		11.7		0.4		—
Capital lease obligations
Principal		41.9		19.9		22.0		—		—
Interest		2.2		1.5		0.7		—		—
Operating leases
Facility deposits		3.5		0.7		—		—		2.8
Derivatives		66.8		19.9		36.7		9.0		1.2
Other long-term payables(2)
Principal		923.6		161.6		311.4		152.1		298.5
Interest		118.0		29.0		41.9		24.7		22.4
Short-term borrowings		606.3		606.3		—		—		—

Total contractual cash obligations	￦	9,001.4	￦	1,779.6	￦	2,984.4	￦	1,540.3	￦	2,697.1

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of frequency licenses. See note 14 of the notes to our consolidated financial statements.

See note 33 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to allowances for doubtful accounts, fair value measurements of financial instruments, estimated useful lives and impairment of long-lived assets, impairment of goodwill, provisions, deferred revenue relating to initial subscription fees, retirement benefit plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. If economic or specific industry trends worsen beyond our estimates, the allowances for doubtful accounts we have recorded may be materially adjusted in the future.

Fair Value Measurement of Financial Instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit for the period or other comprehensive income. When measuring fair value, we use quoted prices in active markets to the extent such prices exist. The fair values of financial instruments, including derivative instruments, that are not traded in an active market are determined using valuation techniques that require management’s estimates of future cash flows and discount rates. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. See note 3 of the notes to our consolidated financial statements.

Estimated Useful Lives of Long-lived Assets

We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time a long-lived asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. See note 3 of the notes to our consolidated financial statements.

Impairment of Long-lived Assets Including the Frequency Usage Rights

Long-lived assets generally consist of property, plant and equipment and intangible assets. We review our depreciation and amortization methods, estimated useful lives and residual values of long-lived assets at the end of each annual reporting period. An impairment loss is recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are determined based on value-in-use calculations, which require the use of estimates. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value.

Our intangible assets include our frequency usage rights, which have contractual lives of six to 15 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in an impairment of Won 2.9 billion of our frequency usage rights in 2012. See note 14 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: (1) the consideration transferred, (2) the amount of any non-controlling interests in the acquiree and (3) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. See note 13 of the notes to our consolidated financial statements.

Provisions for Handset Subsidy and Restoration

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

We estimate restoration costs required to restore leased premises on which our cell sites and switching equipment are located after termination of the leases. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the relevant liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. See note 17 of the notes to our consolidated financial statements.

Deferred Revenue relating to Initial Subscription Fees

We charge initial subscription fees related to activation of many of our services, which are deferred and recognized as revenue over the expected terms of customer relationships. Our estimate of expected terms of customer relationships is based on the historical retention rate, which may differ in the future. If the management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

Retirement Benefit Plans

We have defined retirement benefit plans. The costs of providing benefits under the plans are determined using actuarial valuation methods that require management assumptions on discount rates, expected rates of salary increases and expected rates of returns on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. See note 19 of the notes to our consolidated financial statements.

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

We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. See note 27 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Overview

We maintain a high level of spending on our internal research activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2012		2011		2010
	(In billions of Won)
Internal R&D Expenses(1)	￦	342.3	￦	275.9	￦	274.3
External R&D Expenses		4.0		20.0		81.6

Total R&D Expenses	￦	346.3	￦	295.9	￦	355.9

(1)	Consists of research and development costs that are expensed as incurred and costs that are amortized during the respective period.

Our total research and development expenses were approximately 2.1% in 2012, 1.9% in 2011 and 2.3% in 2010, respectively, of operating revenue and other income.

Our external research and development expenses have been influenced by the annual recommendations made by the Ministry of Knowledge Economy of the previous Government concerning our minimum level of contribution to the Government-run Fund for Development of Information Telecommunications. We were required to contribute 0.75% of our revenues attributable to our key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) for each of 2011 and 2010. We are no longer required to make any contributions to the Fund for Development of Information Telecommunications in light of the decrease in revenues from our CDMA network and did not make any contribution to this fund in 2012. Under the new Government, the MSIP supervises this Fund for Development of Information Telecommunications but has yet to make any recommendation for 2013. We are not obligated to make donations to any other external research institute. See “Item 4.B. Business Overview — Law and Regulation — Mandatory Contributions and Obligations.”

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based, LTE-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. We spent approximately Won 342.3 billion on internal research and development in 2012.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into five core areas:

•

The network technology R&D center, which has pioneered the development of 3G, 3.5G and LTE technologies. This center is developing next-generation network technologies, as well as core network equipment and new services. Current projects include the improvement of LTE technology and the next generation transmission technology and the development of data femtocell and hybrid access points to improve network coverage, as well as location-based services and mobile voice blogging service.

•

The information technology R&D center, which focuses on improving the quality and operation of our core networks; building a flexible service infrastructure that will support the introduction of new products and services and enable easy maintenance; developing new technologies relating to IT security, public cloud services, B2B solutions and next-generation IT technologies, as well as developing new services based on customer needs.

•

The fusion technology R&D center, which is responsible for developing core semiconductor technology, smart storage system technology and quantum technology, including short-distance cryptographic communication technology.

•

The emerging technology R&D center, which is responsible for developing base technologies such as high-quality voice recognition, sentence generation and other new technologies as well as future technologies such as core video and imaging technology and platform technology related to biographical data.

•

The health care group, which is responsible for developing diagnostic instruments and chemicals by combining information technology and health care technology and analyzing computer data relating to health information as well as developing core technologies for medical devices.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Sung Min Ha	Mar. 24, 1957	2011	2014	President and Chief Executive Officer	—	Head of Mobile Network Operator Business, SK Telecom; CFO & Head of Strategic Planning Office, SK Telecom

Dong Seob Jee	Jul. 7, 1963	2012	2015	Head of Corporate Vision Department	—	Head of Corporate Strategy Department, Head of Marketing Strategy Department, and Head of MNO Strategy Department, SK Telecom

Dae Sik Cho	Nov. 27, 1960	2013	2016	Executive Director	Chief Executive Officer, SK Holdings	Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management Office, SK Holdings

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Shick Oh	Nov. 28, 1954	2013	2016	Independent Non-executive Director	Advisor, Bae, Kim & Lee LLC	Outside Director, CJ Corporation, Head of Seoul Regional Tax Office; Head of Investigation Department, Korea National Tax Service

Hyun Chin Lim	Apr. 26, 1949	2012	2015	Independent Non-executive Director	Professor, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, College of Social Science, Seoul National University; President, Korean Association of NGO Studies

Rak Young Uhm	Jun. 23, 1948	2011	2014	Independent Non-executive Director	Visiting Professor Chung-Ang University	Independent Non-executive Director, Tong Yang Insurance Co., Ltd., Non-Standing Director KOTRA; President, Korea Development Bank; Vice Minister, Ministry of Finance and Economy

Jay Young Chung	Oct. 15, 1944	2011	2014	Independent Non-executive Director	Honorary Professor, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO

Jae Ho Cho	Jan. 18, 1955	2011	2014	Independent Non-executive Director	Professor, College of Business Administration, Seoul National University	Director, Kyung Hee Foundation; Chair, Sub-committee for Capital Market Development, Financial Services Commission; Visiting Professor, Graduate School of Economics, University of Tokyo

Involvement in Certain Legal Proceedings

In January 2012, Seoul Central Prosecutors’ Office indicted Mr. Jae Won Chey, our director at the time, and Mr. Tae Won Chey, the Chairman and Chief Executive Officer of SK Holdings, on charges of embezzlement and criminal breach of fiduciary duty alleging that they misappropriated Won 46.85 billion of our corporate funds and additional funds of our affiliates. On January 31, 2013, the Seoul Central District Court ruled against Mr. Tae Won Chey, sentencing him to a prison term of four years, and acquitted Mr. Jae Won Chey on all charges against him. Mr. Tae Won Chey has appealed the decision and the case is currently pending in the Seoul High Court.

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2012 totaled approximately Won 9.7 billion.

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

For information regarding the expiration of each director’s term of appointment, as well as the period from which each director has served in such capacity, see the table set out under “Item 6.A. Directors and Senior Management” above.

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

In addition, the audit committee must appoint independent auditors to examine our financial statements. An audit and review of our financial statements by independent auditors is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the FSC and the KRX KOSPI Market.

Our audit committee is composed of four independent non-executive directors: Dae Shick Oh, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung, each of whom is financially literate and independent under the rules of the NYSE as applicable. The board of directors has determined that Jae Ho Cho is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

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

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of all independent directors, Dae Shick Oh, Hyun Chin Lim, Rak Young Uhm, Jay Young Chung and Jae Ho Cho.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of one executive director and four independent directors.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2010	15,490	4,653	20,143
December 31, 2011	15,480	5,475	20,955
December 31, 2012	16,447	5,701	22,148

Labor Relations

As of December 31, 2012, SK Telecom had a company union consisting of 2,120 regular employees out of 4,047 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2010 were completed in December 2010 and resulted in an average wage increase of 2.5% for 2010 from 2009 for SK Telecom employees. Our wage negotiations for 2011 were completed in September 2011 and resulted in an average wage increase of 3.0% for SK Telecom employees. Our wage negotiations for 2012 were completed in April 2012 and resulted in an average wage increase of 4.0% for SK Telecom employees. Our wage negotiations for 2013 have not commenced yet. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans are to be repaid over a period of five years, beginning on the second anniversary of each loan date. We expect these loans to be repaid in full by 2015. As of March 31, 2013, the employee stock ownership association owned approximately 0.24% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2012, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 244.9 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 158.3 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2012, which was decided in December 2012, was set at 1.29% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion. The contribution amount for 2011, which was decided in

December 2011, was set at 0.4% of SK Telecom’s profit before income tax on a separate basis, or Won 10.0 billion. The contribution amount for 2010, which was decided in December 2010, was set at 1.09% of SK Telecom’s profit before income tax on a separate basis, or Won 27.2 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2013:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Standing Directors:
Sung Min Ha	President & Chief Executive Officer	738	0	None	None
Dae Sik Cho	Executive Director	0	0	None	None
Dong Seob Jee	Head of Corporate Vision Department	0	0	None	None
Non-Standing Directors:
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dae Shick Oh	Independent Non-executive Director	0	0	None	None
Rak Young Uhm	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Ho Cho	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2012, approximately 76.0% of our issued shares were held in Korea by approximately 23,942 shareholders. According to Citibank, N.A., depositary for our American Depositary Receipts, as of December 31, 2012, there were 48,056 U.S. holders of record of our American Depositary Receipts evidencing ADSs, and 19,377,247 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 27.8% of our outstanding common shares.

The following table sets forth certain information as of March 31, 2013 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	29.22%
Employees(1)	190,443	0.24	0.27
Treasury shares(2)	11,050,712	13.69	N/A
Officers and Directors	5,170	0.01	0.01
Other Domestic Shareholders	13,161,266	16.30	18.88
Foreign Shareholders(3)
Shareholders holding ADRs	15,990,995	19.80	22.94
Shareholders holding common stock	19,983,673	24.75	28.67
Total Issued Shares(4)	80,745,711	100%	—%
Total Outstanding Shares(5)	69,694,999	—	100%

(1)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees.”

(2)	Treasury shares do not have any voting rights; includes 2,421,077 treasury shares that were deposited with Korea Securities Depository to be reserved and used to satisfy the conversion rights of the holders of US$332.5 million in 1.75% convertible notes that were sold in April 2009.

(3)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(4)	On January 9, 2009, we purchased (using retained earnings) and cancelled 448,000 common shares. As a result of such retirement of common shares, the total number of shares decreased to 80,745,711 from 89,278,946 which is the total number of shares issued to date.

(5)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2012	2011	2010
	(As a percentage of total issued shares)(1)
SK Group(2)	25.22%	25.22%	23.22%
SK Holdings	25.22	25.22	23.22
POSCO(3)	0.00	2.90	2.90

(1)	Includes 11,050,712, 11,050,712 and 9,650,712 shares held in treasury as of December 31, 2012, 2011 and 2010, respectively.

(2)	SK Group’s ownership interest as of December 31, 2012, 2011 and 2010 consisted of the ownership interest of SK Holdings only.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi and sold these shares in the first half of 2012.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

On July 1, 2007, the company formerly known as SK Corporation underwent a corporate reorganization, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. The surviving company currently operates as a holding company, renamed SK Holdings. Ownership of all our shares held by SK Corporation immediately preceding the reorganization passed to SK Holdings as of July 1, 2007.

As of March 31, 2013, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2013, the total number of our common shares outstanding was 69,694,999.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

In September 2009, we acquired the leased-line business and related ancillary businesses from SK Networks for Won 892.76 billion and assumed Won 611.44 billion of debt as part of the transaction. Prior to such acquisition, KT and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Wireless Network — Network Infrastructure.”

As of December 31, 2012, we had Won 33.0 billion of accounts receivables from SK Networks. As of the same date, we had Won 284.6 billion of accounts payable to SK Networks, mainly consisting of commissions to dealers owned by SK Networks.

Other Related Parties

On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Holdings at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. We decided to purchase the shares for strategic reasons in order to address overhang concerns arising from POSCO’s ownership of our shares. In the first half of 2012, POSCO sold all of our shares that it owned and on October 8, 2012, we sold half of the POSCO shares we owned. We currently own 1.42% of POSCO’s shares.

We are a party to an agreement with SK C&C Co., Ltd. (“SK C&C”) pursuant to which SK C&C provides us with system maintenance services. This agreement will expire on December 31, 2013. We also enter into agreements with SK C&C from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 324.2 billion in 2012, Won 321.4 billion in 2011 and Won 316.4 billion in 2010. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 304.1 billion in 2012, Won 299.2 billion for 2011 and Won 270.9 billion in 2010. We are a party to several service agreements with SK C&C relating to the development and maintenance of our information technologies systems.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 32 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2012.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-96.

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

In June 2011, the FTC fined us Won 2.0 billion and Loen Entertainment, our consolidated subsidiary, Won 8.7 billion for activities allegedly restricting competition in markets for digital music services. We and Loen Entertainment paid such fine in August 2011 and filed appeals at the Seoul High Court and subsequently at the Supreme Court of Korea, where the case is currently pending.

In March 2012, the FTC fined us Won 21.9 billion for allegedly colluding with KT, LG U+, Samsung Electronics, LG Electronics and Pantech (which were also assessed separate fines) to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. We paid such fine in September 2012 and filed an appeal at the Seoul High Court, where the case is currently pending.

In July 2012, the FTC fined us Won 25.0 billion for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. We paid such fine in November 2012 and filed an appeal at the Seoul High Court, where the case is currently pending.

MIC and KCC Proceedings

On June 10, 2010, the KCC ordered us to pay a fine of Won 2.0 billion and issued a correction order for restricting USIM portability and thereby impeding our subscribers’ interests. We paid such fine and completed the improvement of the relevant procedures in September 2010.

On September 24, 2010, the KCC ordered us to pay a fine of Won 12.9 billion and issued a correction order for providing discriminatory subsidies to our subscribers. We paid such fine and completed the improvement of the relevant procedures in January 2011.

On December 2, 2010, the KCC ordered us to pay a fine of Won 6.2 billion alleging that we had improperly charged subscribers for wireless data transmitted without their request. We paid such fine in March 2011.

On February 21, 2011, the KCC ordered SK Broadband to pay a fine of Won 3.2 billion and issued a correction order for providing discriminatory fee reductions to its high-speed Internet subscribers. SK Broadband paid such fine and completed the improvement of the relevant procedures in March 2012.

On September 19, 2011, the KCC ordered us to pay a fine of Won 6.9 billion and issued a correction order for providing discriminatory subsidies to subscribers. We paid such fine in October 2011 and completed the improvement of the relevant procedures in January 2012.

On December 24, 2012, the KCC ordered us to pay a fine of Won 6.9 billion, which we paid in December 2012, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correction order for providing discriminatory subsidies to subscribers. On March 14, 2013, the KCC imposed an additional fine of Won 3.1 billion on us for the same reason after further investigations. We paid such additional fine in April 2013.

KT Interconnection Fee Litigation

In December 2010, we filed a lawsuit in the Seoul Central District Court against KT alleging that they paid us lower interconnection fees for intentionally bypassing our 3G spectrum and using our 2G network rather than our

3G network. In response, KT filed a counterclaim against us, alleging that we failed to respond to their request for information and that we intentionally delayed the interconnection for calls from fixed-line KT users to our wireless service subscribers and seeking damages of Won 33.7 billion. In September 2012, the Seoul Central District Court dismissed our lawsuit against KT and rendered a judgment that accepted KT’s claims in part, ordering a payment of Won 1.0 billion to KT. We filed an appeal at the Seoul High Court in October 2012, where the case is currently pending.

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

In the second half of 2011, the Seoul Central District Court rendered judgments that accepted the plaintiffs’ claims in part, ordering a payment of Won 100,000 to Won 200,000 to each plaintiff who did not consent to the sale of personal information, which amounted to an aggregate of approximately Won 5.5 billion compared to the plaintiffs’ claims of approximately Won 24.7 billion. Both SK Broadband and the plaintiffs filed appeals at the Seoul High Court and the Seoul High Court affirmed the judgments of the Seoul Central District Court with respect to a few of these lawsuits as of the end of 2012. SK Broadband has filed appeals at the Supreme Court of Korea with respect to such lawsuits. Other cases remain pending at the Seoul High Court.

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. As of December 31, 2012, twenty lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

COLORing Litigation

In May 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit against us seeking license fees for our COLORing service that plays music as ring tones. In February 2011, the court rendered a judgment against us ordering us to pay Won 570 million to KOMCA, which was affirmed by the appellate court in October 2011. We appealed the decision to the Supreme Court of Korea in November 2011. While we do not expect that the outcome of the litigation would have a material adverse impact on our business or results of operations, we may be required to pay increased on-going license fees to KOMCA if the final judgment is rendered against us.

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

We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary’s fees and expenses. The ADR depositary’s designated bank in Korea must approve this conversion and remittance of cash dividends. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares” and “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations.”

The following table sets forth the dividend per share and the aggregate total amount of dividends declared (including any interim dividends), as well as the number of outstanding shares entitled to dividends, with respect to the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2008	￦ 9,400	￦ 682.0	72,524,203
2009	9,400	680.0	72,344,999
2010	9,400	669.5	71,094,999
2011	9,400	656.5	69,694,999	(1)
2012	9,400	655.1	69,694,999

(1)	The number of shares entitled to the interim dividend was 71,094,999.

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. Our common shares represented by the ADSs have the same dividend rights as other outstanding common shares.

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

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve, (3) legal reserve accumulated up to the end of the relevant dividend period and (4) the increase in our net asset value resulting from the evaluation of our assets and liabilities that has not been offset against unrealized losses. In addition, we may not pay an annual dividend unless we have set aside as a legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. We may not use our legal reserve to pay cash dividends but may transfer amounts from our legal reserve to capital stock or use our legal reserve to reduce an accumulated deficit.

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2012, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of approximately Won 69.7 billion.

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

The principal trading market for our common shares is the KRX KOSPI Market. As of March 31, 2013, 69,694,999 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2013, ADSs representing 15,990,995 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of our common shares on the KRX KOSPI Market since January 1, 2008:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2008	232,000	178,000	209,000	322,706
First Quarter	232,000	178,500	186,500	330,196
Second Quarter	212,000	180,000	190,500	265,973
Third Quarter	210,500	178,000	205,500	317,506
Fourth Quarter	227,500	187,500	209,000	374,768
2009	218,000	166,000	169,500	332,913
First Quarter	218,000	180,500	192,000	231,340
Second Quarter	183,500	170,500	174,000	278,545
Third Quarter	185,500	166,000	182,500	242,112
Fourth Quarter	190,500	169,500	169,500	171,571
2010	188,000	158,500	173,500	193,937
First Quarter	188,000	168,500	173,500	306,532
Second Quarter	178,000	158,500	160,500	202,245
Third Quarter	171,500	158,500	171,500	145,561
Fourth Quarter	180,500	168,500	173,500	127,235
2011	172,500	131,000	141,500	214,788
First Quarter	172,500	156,000	163,500	124,796
Second Quarter	169,000	152,500	161,500	160,839
Third Quarter	161,500	131,000	149,500	324,018
Fourth Quarter	165,000	141,500	141,500	249,500
2012	161,000	120,500	152,500	216,031
First Quarter	146,000	134,500	139,500	193,924
Second Quarter	142,500	120,500	125,000	284,712
Third Quarter	153,000	125,000	147,000	208,276
Fourth Quarter	161,000	145,500	152,500	177,955
2013 (through April 26)	193,500	150,000	191,000	233,734
First Quarter	185,500	150,000	180,500	234,684
January	173,500	150,000	167,500	225,598
February	181,500	170,000	178,500	277,570
March	185,500	176,500	180,500	203,936
Second Quarter (through April 26)	193,500	171,000	191,000	230,837
April (through April 26)	193,500	171,000	191,000	230,837

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the NYSE since January 1, 2008:

	Prices			Average Daily Trading Volume
Calendar Year	High	Low	Close
	(US$ per ADS)			(Number of ADSs)
2008	27.96	14.63	18.18	1,762,329
First Quarter	27.96	19.90	21.61	1,992,134
Second Quarter	23.47	20.67	20.77	1,106,308
Third Quarter	22.29	18.68	18.82	1,663,854
Fourth Quarter	19.51	14.63	18.18	2,297,794
2009	18.64	12.59	16.26	1,246,873
First Quarter	18.35	12.59	15.45	1,280,533
Second Quarter	16.73	14.84	15.15	1,161,833
Third Quarter	17.50	14.82	17.45	990,400
Fourth Quarter	18.64	15.97	16.26	1,788,667
2010	19.13	14.73	18.63	1,288,546
First Quarter	18.33	16.32	17.26	1,422,379
Second Quarter	18.51	14.73	14.73	1,486,937
Third Quarter	17.48	14.84	17.47	1,294,034
Fourth Quarter	19.13	17.74	18.63	960,206
2011	19.80	13.47	13.61	1,866,528
First Quarter	19.02	16.83	18.81	1,639,731
Second Quarter	19.80	17.36	18.70	1,640,469
Third Quarter	18.77	13.47	14.07	2,125,730
Fourth Quarter	15.89	13.49	13.61	2,060,180
2012	16.41	10.85	15.83	1,758,414
First Quarter	14.60	12.89	13.91	1,644,366
Second Quarter	14.18	10.85	12.10	2,135,473
Third Quarter	15.08	12.03	14.54	1,836,959
Fourth Quarter	16.41	14.41	15.83	1,409,508
2013 (through April 26)	19.26	15.63	19.22	1,742,991
First Quarter	18.72	15.63	17.82	1,882,985
January	17.99	15.63	16.95	1,980,852
February	18.46	17.06	18.17	2,394,858
March	18.72	17.53	17.87	1,293,945
Second Quarter (through April 26)	19.26	16.91	19.22	1,323,010
April (through April 26)	19.26	16.91	19.22	1,323,010

The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange as a joint stock company. There are three different markets run by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market (the “KRX KOSDAQ Market”) and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (1) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (2) the Small Business Corporation, (3) the Korea Securities Finance Corporation and (4) the Korea

Securities Dealers Association. Currently, the Korea Exchange is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of December 31, 2012, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,154.3 trillion. For the year ended December 31, 2012, the average daily trading volume of equity securities was approximately 486.5 million shares with an average trading value of Won 4,823.6 billion. For the year ended December 31, 2011, the average daily trading volume of equity securities was approximately 353.8 million shares with an average trading value of Won 6,863.1 billion. For the year ended December 31, 2010, the average daily trading volume of equity securities was approximately 380.9 million shares with an average trading value of Won 5,619.7 billion.

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

The Korea Exchange publishes the KOSPI, every ten seconds, which is an index of all equity securities listed on the KRX KOSPI Market. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price Earnings(2)
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price Earnings(2)
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.6	10.9
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.9
2013 (through April 26)	2,031.10	2,031.10	1,900.06	1,944.56	1.3	12.9

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 1,944.56 on April 26, 2013.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15.0% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price ￦	Rounded Down to ￦
Less than 5,000	￦	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10.E. Taxation — Korean Taxation.”

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	￦	2,959	US$	4,223	10,565	￦	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,734		4,824,610		4,537,819
2013 (through April 26)	774		1,125,823		1,013,342	396,220		4,089,597		3,681,001

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

The Korean securities markets are principally regulated by the FSC and became subject to the FSCMA beginning in February 2009. The law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The FSC sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

Under the FSCMA, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a financial investment company with a brokerage license which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or rehabilitation procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per investor in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the FSCMA, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the FSCMA. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

Item 9.D	Selling Shareholders

Not Applicable.

Item 9.E.	Dilution

Not Applicable.

Item 9.F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not Applicable.

Item 10.B.	Memorandum and Articles of Incorporation

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Korean Commercial Code, the Telecommunications Business Act and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA, the Korean Commercial Code and the Telecommunications Business Act. We have filed copies of our articles of incorporation and the Telecommunications Business Act as exhibits to our annual reports on Form 20-F.

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on March 22, 2013, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order business;

•	development, management and leasing of real estate properties;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	tourism;

•	electronic financial services business;

•	film business (production, import, distribution and screening);

•	lifetime education and management of lifetime educational facilities;

•	electric engineering business;

•	information- and communication-related engineering and construction business;

•	ubiquitous city construction and related service business;

•	any related business through investment, management and operation of our Korean or offshore subsidiaries and investment companies;

•	construction business, including the machine and equipment business; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2013, 80,745,711 common shares were issued, of which 11,050,712 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Board of Directors

Meetings of the board of directors are convened by the representative director as he or she deems necessary or upon the request of three or more directors. The board of directors determines all important matters relating to our business. In addition, the prior approval of the majority of the independent non-executive directors is required for certain matters, which include:

•

investment by us or any of our subsidiaries in a foreign company in equity or acquisition of such foreign company’s other overseas assets in an amount equal to 5.0% or more of our equity under our most recent balance sheet; and

•

contribution of capital, loans or guarantees, acquisition of our subsidiaries’ assets or similar transactions with our affiliated companies in excess of Won 10.0 billion through one or a series of transactions.

Resolutions of the board are adopted in the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present. No director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

There are no specific shareholding requirements for director’s qualification. Directors are elected at a general meeting of shareholders if the approval of the holders of the majority of the voting shares present at such meeting is obtained and if such majority also represents at least one-fourth of the total number of shares outstanding. Under the Korean Commercial Code, unless otherwise stated in the articles of incorporation, holders of an aggregate of 1.0% or more of the outstanding shares with voting rights may request cumulative voting in any election for two or more directors. Our articles of incorporation do not permit cumulative voting for the election of directors.

The term of office for directors is until the close of the third annual general shareholders meeting convened after he or she commences his or her term. Our directors may serve consecutive terms and our shareholders may remove them from office at any time by a special resolution adopted at a general meeting of shareholders.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. Our common shares represented by the ADSs have the same dividend rights as other outstanding common shares.

For a detailed discussion of our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information — Dividends.”

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

Under the Korean Commercial Code and our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders only if (1) the new shares are issued for the purpose of issuing depositary receipts in accordance with the relevant regulations or through an offering to public investors and (2) the purpose of such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition. If we make an allotment of new shares to persons other than our existing shareholders, we are required by the Korean Commercial Code to notify our existing shareholders of (a) the class and number of new shares, (b) the issuance price of new shares and the date set for the payment thereof, (c) in cases of no par value shares, the amount to be included in the paid-up capital out of the issuance price of new shares and (d) the method of subscription to new shares by no later than two weeks before the date of payment of the subscription price, or publicly announce such information. Under our articles of incorporation, only our board of directors is authorized to set the terms and conditions with respect to such issuance of new shares.

In addition, under our articles of incorporation, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400.0 billion, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of March 31, 2013, approximately 0.24% of the issued shares were held by members of our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Mail Business Newspaper, both published in Seoul, for this purpose, but we may give notice in the future through electronic means. Shareholders who are not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders.

Our general meetings of shareholders have historically been held in or near Seoul.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us (including treasury shares and shares held by bank trust funds controlled by us), or by a corporate shareholder in which we own more than 10.0% equity interest, either directly or indirectly, may not be exercised. The Korean Commercial Code, unless otherwise stated in the articles of incorporation, permits cumulative voting, which would allow each shareholder to have multiple voting rights corresponding to the number of directors to be appointed in the voting and to exercise all voting rights cumulatively to elect one director. Our articles of incorporation do not permit cumulative voting for the election of directors.

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

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying common shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote our common shares underlying their ADSs.

Limitation on Shareholdings

The Telecommunications Business Act prohibits foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) from owning more than 49.0% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of such Korean entities’ outstanding voting stock are deemed foreigners. A foreigner who has acquired shares of our voting stock in excess of such limitation may not exercise the voting rights with respect to the shares exceeding such limitation and may be subject to the MSIP’s corrective orders.

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

Under the FSCMA, we must file with the FSC and the Korea Exchange (1) an annual securities report within 90 days after the end of our fiscal year, (2) a mid-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.

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

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Korean citizens. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations.”

Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Yongdungpo-ku, Seoul, Korea.

Restrictions Applicable to Shares

Pursuant to the Telecommunications Business Act, the maximum aggregate foreign shareholding in us is limited to 49.0%. See “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In addition, certain foreign exchange controls and securities regulations apply to the acquisition of securities by non-residents or non-Korean citizens. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations.”

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

Under the Korean Commercial Code, we may resell or transfer any shares acquired by us to a third party pursuant to an approval by the Board of Directors. In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our common stock. Under the FSCMA, we are subject to certain selling restrictions with respect to the shares acquired by us. In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market value or within a range of five percent of market value. In October 2007, in accordance with the approval of our board of directors, we extended the terms of such trust funds until October 2010, but the total amount of funding was reduced to Won 982.0 billion. In October 2010, upon expiration of the terms of the trust funds, our shares held by the trust funds were transferred to us and are currently held by us as treasury shares. For more details on the trust funds, see “Item 5.B. Liquidity and Capital Resources.”

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of March 31, 2013. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2013, the outstanding ADSs represented 15,990,995 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3.0% of our shares of common stock.

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

If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea (the “FSS”) before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations — Restrictions Applicable to Shares.”

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

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, consolidation or any other reclassification of our common shares or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the Custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, represent the right to receive the new deposited shares of common stock, unless additional ADRs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

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

For a detailed description of fees and charges payable by the holders of ADSs under the deposit agreement, see “Item 12.D. American Depositary Shares — Fees and Charges under Deposit Agreement.”

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

Information Relating to the ADR Depositary

Citibank, N.A. (“Citibank”) has been appointed as ADR depositary pursuant to the deposit agreement. Citibank is an indirect wholly-owned subsidiary of Citigroup Inc., a Delaware corporation whose principal office is located in New York, New York. Citibank is a global financial services organization serving individuals, businesses, governments and financial institutions in approximately 100 countries around the world.

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

We have not entered into any material contracts since January 1, 2011, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 32 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

Item 10.D.	Exchange Controls

Korean Foreign Exchange Controls and Securities Regulations

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The FSC has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

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

Under the regulations of the FSC amended on February 4, 2009, (1) if a company listed on the KRX KOSPI Market or a company listed on the KRX KOSDAQ Market has submitted a public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the FSC and the Korea Exchange, and (2) if a KRX KOSPI Market-listed company or KRX KOSDAQ Market-listed company is approved for listing on a foreign stock market or determined to be de-listed from the foreign stock market or actually listed on, or de-listed from a foreign stock market, then it must submit a copy of any document, which it submitted to or received from the relevant foreign government, foreign financial investment supervisory authority or the foreign stock market, and a Korean translation thereof to the FSC and the Korea Exchange.

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

•

In addition to such restrictions under Korean laws and regulations, there are also restrictions on the deposits of our common shares for issuance of ADSs. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares.” Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of shares with voting rights, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “equity securities”), together with the equity securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding equity securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold and promptly deliver a copy of such report to the issuer. In addition, any change (1) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding equity securities, or (2) in the shareholding purpose is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change. However, reporting deadline of such reporting requirement is extended to (1) certain professional investors, as specified under the FSCMA, or (2) persons who hold shares for purposes other than management control by the tenth day of the month immediately following the month of share acquisition or change in their shareholding. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the FSCMA.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of unreported equity securities exceeding 5.0%. Furthermore, the FSC may issue an order to dispose of such non-reported equity securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our common shares accounts for 10.0% or more of the total issued and outstanding shares with voting rights (a “major shareholder”) must report the status of his or her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he or she becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange by the fifth business day of any changes in his or her shareholding. Violations of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery of shares in Korea in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the FSS, as described below. The acquisition of the shares by a foreigner must be reported by the foreigner or his or her standing proxy in Korea immediately to the Governor of the FSS (the “Governor”).

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

In addition, we are required to file a securities registration statement with the FSC and such securities registration statement has to become effective pursuant to the FSCMA in order for us to issue shares represented by ADSs, except in certain limited circumstances.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and the regulations of the FSC, together referred to as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others:

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

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the KRX KOSPI Market or the KRX KOSDAQ Market (including converted shares) and shares being publicly offered for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market to register its identity with the FSS prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling such converted shares within three months from the date of acquisition of the converted shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the FSS will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree promulgated under the FSCMA. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, where a foreign investor acquires or sells shares outside the KRX KOSPI Market and the KRX KOSDAQ Market, such acquisition or sale of shares must be reported by the foreign investor or such foreign investor’s standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX KOSPI Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than his, her or its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on his, her or its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3.0% of the total number of shares in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Trade, Industry and Energy of Korea, which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Act. The Telecommunications Business Act generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. A foreigner who has acquired shares in excess of such restriction described above may not exercise the voting rights with respect to the shares exceeding such limitations and may be subject to corrective orders.

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold our common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10.0% or more of any class of our stock.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2012 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned our common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient and demonstrates this when required or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Tax on Dividends

Dividends on the common shares or ADSs paid (whether in cash or in shares) to a Non-resident Holder will be subject to Korean withholding taxes at the rate of 22.0% (including local income tax) or such lower rate as is applicable under a treaty between Korea and such Non-resident Holder’s country of tax residence. Free distributions of shares representing a capitalization of certain capital surplus reserves may be subject to Korean withholding taxes.

The tax is withheld by the payer of the dividend. Since the payer is required to withhold the tax, Korean law does not entitle the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld, even if it subsequently produces evidence that it was entitled to have tax withheld at a lower rate, except in certain limited circumstances.

Tax on Capital Gains

As a general rule, capital gains earned by Non-resident Holders upon transfer of the common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11.0% (including local income tax) of the gross proceeds realized or (2) 22.0% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean income taxation under the effective Korean tax treaty with the Non-resident Holder’s country of tax residence.

However, a Non-resident Holder will not be subject to Korean income taxation on capital gains realized upon the sale of the common shares through the KRX KOSPI Market if the Non-resident Holder (1) has no permanent establishment in Korea and (2) did not or has not owned (together with any shares owned by any entity with certain special relationship with such Non-resident Holder) 25.0% or more of the total issued and outstanding shares of us at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.5% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.3% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.5% of the sales price of such shares if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (1) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (2) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (1) between 10.0% to 40.0% of the tax amount due, depending on the nature of the improper reporting, and (2) 10.95% per annum on the tax amount due for the default period.

Tax Treaties

Currently, Korea has income tax treaties with a number of countries, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, Ireland, the Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States under which the rate of withholding tax on dividend and interest is reduced, generally to between 5.0% and 16.5% (including local income tax), and the tax on capital gains derived by a non-resident from the transfer of securities issued by a Korean company is often eliminated.

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

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities and to equity price risk as a result of our investment in equity instruments.

We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$100 million borrowed in October 2006, US$250 million of bonds issued in December 2011, SG$65 million of bonds issued in December 2011 and US$300 million of bonds issued in March 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, CHF 300 million of bonds issued in June 2012, US$700 million of bonds issued in November 2012 and AUD 300 million of bonds issued in January 2013. See note 20 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars, Franc and Australian Dollars. A 10.0% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 1.43% or Won 32.4 billion as of December 31, 2012. For a further discussion of our exchange rate risk exposures, see note 31(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2012:

	Maturities
	2013		2014		2015		2016		2017		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	1,207.0	￦	614.3	￦	911.8	￦	582.2	￦	220.8	￦	780.7	￦	4,316.6	￦	4,564.7
Average weighted rate(1)		4.7%		4.69%		4.33%		5.21%		3.74%		4.00%		—		—
Sub-total		1,207.0		614.3		911.8		582.0		220.8		780.7		4,316.6		4,564.7
Foreign currency:
Fixed-rate		—		405.7		—		—		349.7		1,162.4		1,917.8		1,917.8
Average weighted rate(1)		—		1.75%		—		—		1.76%		3.81%		—		—
Variable rate		107.1		322.2		—		—		—		—		429.3		429.3
Average weighted rate(1)		0.8%		1.86%		—		—		—		—		—		—
Sub-total		107.1		727.9		—		—		349.7		1,162.4		2,347.1		2,402.6
Total	￦	1,314.1	￦	1,342.2	￦	911.8	￦	582.0	￦	570.5	￦	1,943.1	￦	6,663.7	￦	6,967.3

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point change in interest rates would result in a change of approximately 6.48% in the fair value of our liabilities resulting in a Won 397.5 billion change in their value as of December 31, 2012 and a Won 4.3 billion annualized change in interest expenses. For a further discussion of our interest rate risk exposures, see note 31(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2012, 2011 and 2010, a 10.0% increase in the equity indices where our available-for-sale equity instruments are listed, with all other variables held constant, would have increased our total equity by Won 58.4 billion, Won 118.6 billion and Won 140.6 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 31(1) of the notes to our consolidated financial statements.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12.A.    Debt Securities

Not applicable.

Item 12.B.    Warrants and Rights

Not applicable.

Item 12.C.    Other Securities

Not applicable.

Item 12.D.    American Depositary Shares

Fees and Charges under Deposit Agreement

The ADR depositary will charge the party receiving ADSs up to $5.00 per 100 ADSs (or fraction thereof), provided that the ADR depositary has agreed to waive such fee as would have been payable by us in the case of (1) an offering of ADSs by us or (2) any distribution of shares of common stock or any rights to subscribe for additional shares of common stock. The ADR depositary will not charge the party to whom ADSs are delivered against deposits. The ADR depositary will charge the party surrendering ADSs for delivery of deposited securities up to $5.00 per 100 ADSs (or fraction thereof) surrendered. The ADR depositary will also charge the party to whom any cash distribution, or for whom the sale or exercise of rights or other corporate action involving distributions to shareholders, is made with respect to ADSs up to $0.02 per ADS held plus the expenses of the ADR depositary on a per-ADS basis. We will pay the expenses of the ADR depositary and any entity acting as registrar for the shares only as specified in the deposit agreement. The ADR depositary will pay any other charges and expenses of the ADR depositary and the entity acting as registrar for the shares.

Holders of ADRs must pay (1) taxes and other governmental charges, (2) share transfer registration fees on deposits of shares of common stock, (3) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares of common stock or holders of ADRs and (4) such reasonable expenses as are incurred by the ADR depositary in the conversion of foreign currency into United States dollars.

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

For a detailed summary of the deposit agreement, see “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares.”

Payments made by ADS Depositary

All fees and other direct and indirect payments reimbursed by the depositary are as following:

Year Ended December 31, 2012
(In Dollars)
Expenses for preparation of SEC filing and submission	$582,894
Listing Fees	$303,452
Education/Training	$366,869
Corporate Action	$600,939
Miscellaneous	$367,465

Total	$2,221,618

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2012. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with K-IFRS and IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2012 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders’ meeting in March 2013, our shareholders elected Dae Shick Oh as a new member of our audit committee, replacing the resigned director and member of our audit committee, Dal Sup Shim. The board of directors have approved this newly elected member of our audit committee. Jae Ho Cho is the chairman of our audit committee and was re-elected and designated an “audit committee financial expert” within the meaning of this Item 16A at the annual shareholders’ meeting in March 2011. The board of directors have reaffirmed the determination by our shareholders that Jae Ho Cho is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules and the listing standards of the NYSE. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our audit committee.

Item 16B.	CODE OF ETHICS

Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller

We have a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, senior accounting officers and employees. We also have internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. A copy of our code of ethics is available on our website at www.sktelecom.com . If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates and Deloitte Anjin LLC (“Deloitte Anjin”) for the years ended December 31, 2012 and 2011, respectively:

	Year Ended December 31,
	2012		2011
	(In millions of Won)
Audit Fees	￦	1,516.2	￦	2,389.5
Audit-Related Fees	￦	83.0	￦	60.0
Tax Fees	￦	29.6	￦	315.0
All Other Fees	￦	35.0	￦	—

Total	￦	1,663.8	￦	2,764.5

“Audit Fees” are the aggregate fees billed by KPMG Samjong and Deloitte Anjin in 2012 and 2011, respectively, for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG Samjong and Deloitte Anjin in 2012 and 2011, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by KPMG Samjong and Deloitte Anjin in 2012 and 2011, respectively, for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by KPMG Samjong and Deloitte Anjin in 2012 and 2011, respectively, primarily for business consulting.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

Our audit committee pre-approves all audit services to be provided by KPMG Samjong, our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by our audit committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our audit committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm.

Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X as promulgated by the SEC.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We appointed KPMG Samjong as our independent registered public accounting firm for the year ending December 31, 2012 with effect from January 1, 2012 at our audit committee meeting on February 22, 2012. Our audit committee made the determination to change our independent registered public accounting firm from Deloitte Anjin to KPMG Samjong. The decision to appoint KPMG Samjong as our new independent registered public accounting firm was approved by our audit committee and was reported to our board of directors.

The consolidated financial statements for 2011 and 2010 were audited by Deloitte Anjin. Deloitte Anjin was dismissed after the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2011. However, Deloitte Anjin was subsequently engaged to audit certain adjustments and related disclosures in our consolidated financial statements for the years ended December 31, 2011 and 2010 included in this annual report that have been re-presented to retrospectively reflect, for such periods presented, the discontinued operations of SK Telink’s DMB business which was discontinued as of August 31, 2012 and the presentation of segment financial information in accordance with K-IFRS. The audit reports of Deloitte Anjin on our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 prepared in accordance with IFRS did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2010, there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with Deloitte Anjin on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Anjin, would have caused Deloitte Anjin to make reference to the subject matter of the disagreement in connection with their reports.

In addition, we confirm that between January 1, 2010 and the date of Deloitte Anjin’s dismissal, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

Between January 1, 2010 and the date of appointment of KPMG Samjong as our independent registered public accounting firm, neither we nor anyone on our behalf consulted with KPMG Samjong with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG Samjong concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Deloitte Anjin and requested that Deloitte Anjin furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Deloitte Anjin’s letter addressed to the SEC dated April 30, 2013 is attached to this annual report as Exhibit 15.6.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.
Executive Session
Listed companies must hold meetings solely attended by independent directors to more effectively check and balance management directors.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of independent directors and management directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised solely of four independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H. MINE	SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Framework Act on Telecommunications, as amended (English translation)

15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.3	Telecommunications Business Act, as amended (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)

15.5	Government Organization Act, as amended (English translation)

15.6	Letter from Deloitte Anjin

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of SK Telecom Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2012 and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As further described in note 35 to the consolidated financial statements, during 2012 SK Telecom Co., Ltd. decided to discontinue its broadcasting business operations and has presented operating results and cash flows of this broadcasting business as discontinued operations for the year ended December 31, 2012, and classified the related assets and liabilities as held for sale as of December 31, 2012. The comparative information in the consolidated statements of income and comprehensive income for the years ended December 31, 2011 and 2010 has been re-presented for discontinued operations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SK Telecom Co., Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013, expressed an unqualified opinion on SK Telecom Co., Ltd.’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

SK Telecom Co., Ltd.

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co. Ltd. and subsidiaries as of December 31, 2011 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 and 2010, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

As discussed in Note 4 to the consolidated financial statements, the disclosures in the accompanying 2011 and 2010 consolidated financial statements have been retrospectively adjusted for a change operating segment income.

As discussed in Note 34 to the consolidated financial statements, the accompanying 2011 and 2010 consolidated financial statements have been retrospectively adjusted for discontinued operations.

/s/ Deloitte Anjin LLC

Seoul, Korea

March 13, 2012 (April 30, 2013 as to the effects of the retrospective adjustments to the change in operating segment income discussed in Note 4 and the effects of discontinued operations discussed in Note 34)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SK Telecom Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on SK Telecom Co., Ltd.’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SK Telecom Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated statement of financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and our report dated April 26, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2013

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

	Note	December 31, 2012		December 31, 2011
		(In millions of won)
Assets
Current Assets:
Cash and cash equivalents	30,31	￦	920,125	1,650,794
Short-term financial instruments	5,30,31,32,33		514,417	979,564
Short-term investment securities	8,30,31		60,127	94,829
Accounts receivable — trade, net	6,30,31,32		1,954,920	1,823,170
Short-term loans, net	6,30,31,32		84,908	100,429
Accounts receivable — other, net	6,30,31,32		582,098	908,836
Prepaid expenses			102,572	118,200
Derivative financial assets	20,30,31		9,656	148,038
Inventories, net	7,33		242,146	219,590
Assets classified as held for sale	9		775,556	—
Advanced payments and other	6,30,31,32		47,896	74,029

Total Current Assets			5,294,421	6,117,479

Non-Current Assets:
Long-term financial instruments	5,30,31,33		144	7,628
Long-term investment securities	8,30,31		953,712	1,537,945
Investments in associates	10		4,632,477	1,384,605
Property and equipment, net	11,32,33		9,712,719	9,030,998
Investment property, net	12		27,479	271,086
Goodwill	13		1,744,483	1,749,933
Intangible assets, net	14		2,689,658	2,995,803
Long-term loans, net	6,30,31,32		69,299	95,565
Long-term accounts receivable — other, net	6,30,31		—	5,393
Long-term prepaid expenses			31,341	567,762
Guarantee deposits	5,6,30,31,32		236,242	245,218
Long-term derivative financial assets	20,30,31		52,992	105,915
Deferred tax assets	27		124,098	227,578
Other non-current assets	6,30,31		26,494	23,128

Total Non-Current Assets			20,301,138	18,248,557

Total Assets		￦	25,595,559	24,366,036

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2012 and 2011

	Note	December 31, 2012		December 31, 2011
		(In millions of won)
Liabilities and Equity
Current Liabilities:
Short-term borrowings	15,30,31	￦	600,245	700,713
Current portion of long-term debt, net	15,16,18,30,31		892,867	1,662,841
Accounts payable — trade	30,31,32		253,884	195,391
Accounts payable — other	30,31,32		1,811,038	1,507,877
Withholdings	30,31,32		717,170	496,860
Accrued expenses	30,31		890,863	744,673
Income tax payable	27		60,253	293,725
Unearned revenue			258,691	290,791
Derivative financial liabilities	20,30,31		—	4,645
Provisions	17		287,307	657,198
Advanced receipts and other	30,31		108,272	118,876
Liabilities classified as held for sale	9		294,305	—

Total Current Liabilities			6,174,895	6,673,590

Non-Current Liabilities:
Debentures, net, excluding current portion	15,30,31		4,979,220	3,229,009
Long-term borrowings, excluding current portion	15,30,31		369,237	323,852
Long-term payables — other	16,30,31		715,508	847,496
Long-term unearned revenue			160,821	212,172
Finance lease liabilities	18,30,31		22,036	41,940
Defined benefit obligation	19		86,521	85,941
Long-term derivative financial liabilities	20,30,31		63,599	—
Long-term provisions	17		106,561	142,361
Other non-current liabilities	30,31,32		62,379	76,966

Total Non-Current Liabilities			6,565,882	4,959,737

Total Liabilities			12,740,777	11,633,327

Equity
Share capital	21		44,639	44,639
Capital deficit and other capital adjustments	21,22		(288,883)	(285,347)
Retained earnings	23		12,124,657	11,642,525
Reserves	24		(25,636)	260,064

Equity attributable to owners of the Parent Company			11,854,777	11,661,881
Non-controlling interests			1,000,005	1,070,828

Total Equity			12,854,782	12,732,709

Total Liabilities and Equity		￦	25,595,559	24,366,036

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2012, 2011 and 2010

	Note	2012		2011	2010
		(In millions of won except for per share data)
Continuing operations
Operating revenue and other income:	4,32
Revenue		￦	16,300,479	15,926,468	15,489,374
Other income	18,25		201,409	49,729	80,525

			16,501,888	15,976,197	15,569,899

Operating expense:	32
Labor cost			1,283,305	1,173,247	1,067,820
Commissions paid			6,025,091	5,611,325	5,551,033
Depreciation and amortization	4		2,432,287	2,296,479	2,118,430
Network interconnection			1,057,145	1,264,109	1,316,296
Leased line			468,785	474,018	437,830
Advertising			400,076	374,269	338,447
Rent			424,476	401,706	367,292
Cost of products that have been resold			1,297,205	959,276	640,933
Other operating expenses	25		1,347,265	1,232,479	1,390,774

Sub-total			14,735,635	13,786,908	13,228,855

Operating income from continuing operations	4		1,766,253	2,189,289	2,341,044
Finance income	4,26		447,210	442,325	477,217
Finance costs	4,26		(638,297)	(343,776)	(441,623)
Losses related to investments in subsidiaries and associates, net	4,10		(24,279)	(47,149)	(3,414)

Profit before income tax			1,550,887	2,240,689	2,373,224

Income tax expense from continuing operations	27		295,887	608,955	559,385

Profit from continuing operations			1,255,000	1,631,734	1,813,839

Discontinued operation
Loss from discontinued operation, net of income taxes	34		(139,337)	(49,661)	(47,004)

Profit for the year		￦	1,115,663	1,582,073	1,766,835

Attributable to :
Owners of the Parent Company		￦	1,151,705	1,612,889	1,841,613
Non-controlling interests			(36,042)	(30,816)	(74,778)
Earnings per share	28
Basic earnings per share		￦	16,525	22,848	25,598

Diluted earnings per share		￦	16,141	22,223	24,942

Earnings per share — Continuing operations	28
Basic earnings per share		￦	18,246	23,544	26,252

Diluted earnings per share		￦	17,806	22,898	25,578

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012, 2011 and 2010

	Note	2012		2011	2010
		(In millions of won)
Profit for the year		￦	1,115,663	1,582,073	1,766,835

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	24		(149,082)	(433,546)	(204,325)
Net change in other comprehensive income of investments in associates	10,24		(82,513)	(2,173)	(390)
Net change in unrealized fair value of derivatives	20,24		(23,361)	29,236	(76,613)
Foreign currency translation differences for foreign operations	24		(49,538)	40,673	(1,459)
Actuarial losses on defined benefit obligations, net	19		(15,048)	(25,275)	(4,497)

			(319,542)	(391,085)	(287,284)

Total comprehensive income		￦	796,121	1,190,988	1,479,551

Total comprehensive income attributable to:
Owners of the Parent Company		￦	851,565	1,206,577	1,560,572
Non-controlling interests			(55,444)	(15,589)	(81,021)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

	Controlling interest						Non- controlling interests	Total equity
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total
	(In millions of won)
Balance, January 1, 2010	￦	44,639	167,876	9,563,940	919,835	10,696,290	1,151,755	11,848,045
Cash dividends		—	—	(680,043)	—	(680,043)	—	(680,043)
Treasury stock		—	(210,356)			(210,356)	—	(210,356)
Total comprehensive income
Profit (loss)		—	—	1,841,613	—	1,841,613	(74,778)	1,766,835
Other comprehensive loss		—	—	(4,261)	(276,779)	(281,040)	(6,244)	(287,284)
Changes in ownership in subsidiaries		—	(36,473)	—	—	(36,473)	7,275	(29,198)

Balance, December 31, 2010	￦	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999

Balance, January 1, 2011	￦	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999
Cash dividends		—	—	(668,293)	—	(668,293)	(2,226)	(670,519)
Treasury stock		—	(208,012)	—	—	(208,012)	—	(208,012)
Total comprehensive income
Profit (loss)		—	—	1,612,889	—	1,612,889	(30,816)	1,582,073
Other comprehensive income (loss)		—	—	(23,320)	(382,992)	(406,312)	15,227	(391,085)
Effect of change in income tax rate		—	(2,980)	—	—	(2,980)	—	(2,980)
Changes in ownership in subsidiaries		—	4,598	—	—	4,598	10,635	15,233

Balance, December 31, 2011	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709

Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)
Changes in ownership in subsidiaries		—	(3,536)	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

	2012		2011	2010
	(In millions of won)
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	1,115,663	1,582,073	1,766,835
Adjustments for income and expenses (Note 35)		3,289,861	3,225,682	3,089,520
Changes in assets and liabilities related to operating activities (Note 35)		204,308	2,180,223	277,352

Sub-total		4,609,832	6,987,978	5,133,707
Interest received		88,711	156,745	208,444
Dividends received		27,732	34,521	32,394
Interest paid		(363,685)	(301,632)	(364,704)
Income tax paid		(362,926)	(571,217)	(666,436)

Net cash provided by operating activities		3,999,664	6,306,395	4,343,405

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		464,531	—	—
Decrease in short-term investment securities, net		65,000	125,000	168,260
Collection of short-term loans		282,658	194,561	216,857
Proceeds from disposal of long-term financial instruments		23	5	3
Proceeds from disposal of long-term investment securities		511,417	256,666	630,030
Proceeds from disposal of investments in associates		1,518	6,381	58,873
Proceeds from disposal of property and equipment		271,122	35,197	94,254
Proceeds from disposal of investment property		43,093	—	—
Proceeds from disposal of intangible assets		21,048	3,833	6,826
Collection of long-term loans		11,525	33,824	17,823
Decrease of deposits		41,785	—	—
Proceeds from disposal of other non-current assets		1,853	4,122	2,381
Proceeds from disposal of a subsidiary		89,002	—
Cash inflows from transaction of derivatives		—	—	1,255
Increase in cash due to acquisition of a subsidiary		26,651	66,277	42,736

Sub-total		1,831,226	725,866	1,239,298
Cash outflows for investing activities:
Increase in short-term financial instruments, net		—	(412,256)	(88,682)
Increase in short-term loans		(245,465)	(233,189)	(221,308)
Increase in long-term loans		(3,464)	(13,856)	(36,549)
Increase in long-term financial instruments		(16)	(7,516)	(55)
Acquisition of long-term investment securities		(92,929)	(323,246)	(150,447)
Acquisition of investments in associates		(3,098,833)	(239,975)	(736,105)
Acquisition of property and equipment		(3,394,349)	(2,960,556)	(2,142,309)
Acquisition of investment property		(129)	(86,285)	(1,991)
Acquisition of intangible assets		(146,249)	(598,437)	(128,032)
Increase in asset held for sale		(51,831)	—	—
Increase in deposits		(43,534)	—	—
Increase in other non-current assets		(8,619)	(3,071)	(10,778)
Acquisition of business, net of cash acquired		(43,389)	—	—
Decrease in cash due to disposal of a subsidiary		(12,003)	(82,533)	(26,814)
Cash outflows from transaction of derivatives		—	(4,007)	(35,260)

Sub-total		(7,140,810)	(4,964,927)	(3,578,330)

Net cash used in investing activities	￦	(5,309,584)	(4,239,061)	(2,339,032)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2012		2011	2010
	(In millions of won)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	￦	—	174,222	—
Issuance of debentures		2,098,351	1,129,533	149,308
Proceeds from long-term borrowings		2,059,004	92,367	108,044
Cash inflows from transaction of derivatives		87,899	—	—
Increase in cash from the consolidated capital transaction		—	5,769	6,452

Sub-total		4,245,254	1,401,891	263,804
Cash outflows for financing activities:
Repayment of short-term borrowings		(61,401)	—	(30,910)
Repayment of current portion of long-term debt		(102,672)	(224,581)	(739,334)
Repayment of debentures		(1,145,691)	(842,160)	(605,140)
Repayment of long-term borrowings		(1,660,509)	(512,377)	(200,000)
Cash outflows from transaction of derivatives		(5,415)	(25,783)	—
Payment of finance lease liabilities		(20,794)	—
Payment of dividends		(655,133)	(668,293)	(682,283)
Acquisition of treasury stock		—	(208,012)	(252,259)
Decrease in cash from the consolidated capital transaction		(8,372)	—	—

Sub-total		(3,659,987)	(2,481,206)	(2,509,926)

Net cash provided by (used in) financing activities		585,267	(1,079,315)	(2,246,122)

Net increase (decrease) in cash and cash equivalents		(724,653)	988,019	(241,749)
Cash and cash equivalents at beginning of the year		1,650,794	659,405	905,561
Effects of exchange rate changes on cash and cash equivalents		(6,016)	3,370	(4,407)

Cash and cash equivalents at end of the year	￦	920,125	1,650,794	659,405

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Institutional investors and other minority stockholders	49,331,547	61.09
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2012 and 2011 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2012	Dec. 31, 2011
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.	Korea	Internet website services	59.7	59.7
Loen Entertainment, Inc.	Korea	Release of music disc	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Ntreev Soft Co., Ltd.(*)	Korea	Game software production	—	63.7
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband D&M Co., Ltd.(*)	Korea	Base station maintenance service	—	100.0
Broadband Media Co., Ltd.	Korea	Multimedia TV portal services	100.0	100.0
Broadband CS Co., Ltd.(*)	Korea	Customer Q&A and services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Co., Ltd.	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Service-In Co., Ltd.(*)	Korea	Database & on-line information service	—	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2012	Dec. 31, 2011
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.	China	Real estate investment	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.(*)	China	Investment association	100.0	—
SK China Real Estate Co., Ltd.	Hong Kong	Real estate investment	99.4	99.4
SK Planet Japan(*)	Japan	Digital contents sourcing service	100.0	—
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.(*)	Singapore	Digital contents sourcing service	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.(*)	USA	Digital contents sourcing service	100.0	—
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	Cayman	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(3)    Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
	(In millions of won)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	356,141	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	201,784	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,396	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,154	23,839
Stonebridge Cinema Fund		10,965	903	10,062	561	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,560	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,502,080	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	91,116	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Co., Ltd.		317,613	181,737	135,876	1,484,978	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	147,475	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	134,746	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,953	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,225	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,035,796	11,977
Madsmart, Inc.(*1)		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,913	(151)
SKY Property Mgmt. Ltd.(*2)		773,413	294,305	479,108	71,765	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	10,346	(1,068)
SK Global Healthcare Business Group., Ltd.(*1)		25,784	—	25,784	—	—
SK Planet Japan(*1)		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.(*1)		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,745	(10,837)
SKP America LLC.(*1)		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*3)		51,065	205	50,860	—	(4,324)

(*1)	Changes in subsidiaries are explained in note 1-(4).

(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Condensed financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
	(In millions of won)
SK Telink Co., Ltd.	￦	420,829	228,687	192,142	419,131	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	262,140	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	33,004	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,273	21,398
Stonebridge Cinema Fund		18,506	196	18,310	21	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	56,029	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	75,038	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,302,563	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,433	(49)
Broadband media Co., Ltd.		89,915	356,816	(266,901)	66,526	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	74,104	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Fitech Focus Limited Partnership II		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Co., Ltd.		289,062	143,883	145,179	1,078,925	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	130,102	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	123,366	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,653	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,860	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	280,722	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,944	(232)
SKY Property Mgmt. Ltd.(*1)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	14,703	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*2)		50,643	530	50,113	—	(2,056)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Condensed financial information of subsidiaries as of and for the year ended December 31, 2010 is as follows:

Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
	(In millions of won)
SK Telink Co., Ltd.	￦	386,212	223,120	163,092	345,987	43,528
SK Communications Co., Ltd.		333,125	93,517	239,608	242,630	23,245
PAXNet Co., Ltd.		35,511	10,520	24,991	30,894	(1,025)
Loen Entertainment, Inc.		132,357	60,191	72,166	138,980	10,845
Stonebridge Cinema Fund		16,769	191	16,578	432	(1,351)
Ntreev Soft Co., Ltd.		34,562	21,979	12,583	34,882	1,159
Commerce Planet Co., Ltd.		41,779	42,111	(332)	64,224	(86)
SK Broadband Co., Ltd.		3,127,947	1,767,106	1,360,841	2,126,632	(59,151)
Broadband D&M Co., Ltd.		10,908	6,625	4,283	51,500	105
Broadband media Co., Ltd.		126,345	360,089	(233,744)	57,114	(60,446)
Broadband CS Co., Ltd.		7,562	19,746	(12,184)	75,209	(29)
K-net Culture and Contents Venture Fund		48,170	15	48,155	532	(754)
Fitech Focus Limited Partnership II		27,613	1	27,612	313	(2,062)
Open Innovation Fund		44,713	2	44,711	523	(728)
PS&Marketing Co., Ltd.		246,574	68,480	178,094	738,202	(34,722)
Service Ace Co., Ltd.		37,087	15,638	21,449	54,653	(239)
Service Top Co., Ltd.		30,040	16,664	13,376	54,340	(853)
Network O&S Co., Ltd.		33,593	18,897	14,696	60,502	(140)
SK i-media Co., Ltd.		5,169	3,353	1,816	132	(8,553)
SK Telecom Global Investment B.V.		40,269	117	40,152	360	150
SK Telecom China Holdings Co., Ltd.		32,218	4,374	27,844	26,225	(1,843)
SKY Property Mgmt. Ltd.		548,289	101,660	446,629	39,298	2,961
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	13,740	2,007
SKT Vietnam PTE. Ltd.		49,097	17,207	31,890	169	(2,600)
SKT Americas, Inc.		51,389	2,466	48,923	19,638	(9,736)
YTK Investment Ltd.		36,887	—	36,887	—	(2,820)

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included or excluded from consolidation during the year ended December 31, 2012 is as follows:

1)    Newly included subsidiaries

Subsidiary	Reason
Madsmart, Inc.	The Group acquired ownership interest in Madsmart, Inc.
SK Global Healthcare Business Group., Ltd.	The Group newly invested in SK Global Healthcare Business Group., Ltd.
SK Planet Japan	The Group newly invested in SK Planet Japan.
SK Planet Global PTE. Ltd.	The Group newly invested in SK Planet Global PTE. Ltd.
SKP America LLC.	The Group newly invested in SKP America LLC.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

2)    Excluded subsidiaries

Subsidiary	Reason
Ntreev Soft Co., Ltd.(*)	The Parent Company sold its investment during the year.
Broadband D&M Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Broadband CS Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Service-In Co., Ltd.	SK Communications Co., Ltd. sold its investment during the year.

(*)	The Parent Company sold 2,064,970 shares (ownership interest of 63.7%) of its investment to NCsoft Corporation and recognized a gain on the disposal of ￦66,006 million during the year ended December 31, 2012, which is included in gains (losses) related to investments in subsidiaries and associates, net, in the accompanying consolidated statements of income.

2.	Basis of Presentation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)    Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

accounts, estimated useful lives of property and equipments, and intangible assets, impairment of goodwill, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

(5)    Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

(6)    Authorization for issuance of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2013.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The group’s chief operating decision maker receives and reviews operating income based on Korean IFRS as the measure of segment profit and loss for each operating segment. Segment operating income differs from consolidated operating income from continuing operations used in the Group’s consolidated statements of income. Segment operating income does not include certain items such as gain/loss from disposal of property plant and equipment and impairment loss on of property plant and equipment. The chief operating decision maker does not receive any information about segment assets and liabilities. Segment information does not include the Group’s discontinued operations information. Refer to note 34 for details on discontinued operations.

(2)    Basis of consolidation

(i)    Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(ii)    Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)    Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(iv)    Changes in the Parent Company’s ownership interest in a subsidiary

Changes in the Parent Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss. The difference between the consideration and the adjustments made to non-controlling interest is recognized directly in equity attributable to the owners of the Parent Company.

(3)    Business combination

(i)    Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2, ‘Share-based Payment’

•	Assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5, ‘Non-current Assets Held for Sale’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with IAS 32, ‘Financial Instruments: Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’.

(ii)    Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

(iii)    Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are revised.

The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Group controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity except that any share capital of the acquired entities is recognized as part of share premium.

(4)    Associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(5)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(6)    Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(7)    Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)    Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)    Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)    Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(iv)    Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)    De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)    Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(8)    Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)    Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)    Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)    Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(9)    Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)    Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)    Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)    Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(10)     Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(11)     Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

(12)     Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5 ~ 10
Development costs	5
Facility usage rights	10 ~ 20
Customer relations	4~9
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(13)     Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)    Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)    Grants related to expense

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(14)     Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(15)    Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(16)    Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)    Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

(ii)    Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)    Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(17)    Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS 36, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(18)    Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(ii)    Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(19)    Employee benefits

(i)    Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)    Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(iii)    Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)    Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

(v)    Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(20)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(21)    Foreign currencies

(i)    Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(ii)    Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(22)    Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(23)    Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)    Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)    Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(iii)    Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)    Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(24)    Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(25)    Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)    Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)    Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26)    Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(27)    Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statements of income and comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(28)    Adopted new and amended accounting pronouncements

(i)    IFRS 7, Financial Instruments: Disclosures

The Group has applied the amendments to IFRS 7, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Group derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Group’s continuing involvement in derecognized financial assets shall be additionally disclosed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(29)    Recent accounting pronouncements, not yet adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013 and have not been adopted early in preparing these consolidated financial statements.

(i)    IAS 1, Presentation of Financial Statements (Amendments to IAS 1)

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

(ii)    IAS 19, Employee Benefits (Amendments to IAS 19)

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

(iii)    IFRS 9, Financial Instrument

This standard introduces certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, and de-recognition of financial instruments, impairment, and hedge accounting is effective from annual reporting periods beginning on or after January 1, 2015 although entities are permitted to adopt earlier.

(iv)    IFRS 13, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(v)    IFRS 10, Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

(vi)    IFRS 11, Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standard is effective for annual periods beginning on or after January 1, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(vii)    IFRS 12, Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The standards are effective for annual periods beginning on or after January 1, 2013.

Management believes the initial adoption of these standards will not have a significant impact on the Group’s consolidated financial condition and results of operations.

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Others.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Others includes the Group’s Internet portal services, game manufacturing and other immaterial operations.

On October 1, 2011, in accordance with the Parent Company’s Board of Directors resolution on July 19, 2011 and the shareholder’s general meeting held on August 31, 2011, the Parent Company spun off its platform business into a new wholly-owned subsidiary, SK Planet Co., Ltd. SK Planet operates the Group’s platform business such as T Store, online marketplace for mobile application, 11 Street, online shopping mall. For periods prior to October 1, 2011, the Group did not maintain separate financial information for the platform business and it is not feasible for the Group to generate such information. For the periods after October 1, 2011, the information related to new platform business segment does not meet the quantitative thresholds for separate disclosures under IFRS 8 and is included in others segment.

The segment information for the years ended December 31, 2011 and 2010 have been retrospectively adjusted for a change operating segment income and discontinued operations

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Segment information for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	14,475,379	3,018,156	1,648,142	19,141,677	(2,841,198)	16,300,479
Internal revenue		1,256,475	824,295	760,428	2,841,198	(2,841,198)	—
External revenue		13,218,904	2,193,861	887,714	16,300,479	—	16,300,479
Depreciation and amortization		1,735,193	578,969	118,125	2,432,287	—	2,432,287
Operating income		1,683,431	53,115	23,625	1,760,171	6,082	1,766,253

Loss related to investments in subsidiaries and associates, net							(24,279)
Finance income							447,210
Finance costs							(638,297)

Profit from continuing operations before income tax							1,550,887

	2011
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
Total revenue	￦	14,000,833	2,853,562	1,009,636	17,864,031	(1,937,563)	15,926,468
Internal revenue		924,566	721,613	291,384	1,937,563	(1,937,563)	—
External revenue		13,076,267	2,131,949	718,252	15,926,468	—	15,926,468
Depreciation and amortization		1,666,703	574,399	55,377	2,296,479	—	2,296,479
Operating income		2,178,070	66,231	51,312	2,295,613	(106,324)	2,189,289

Loss related to investments in subsidiaries and associates, net							(47,149)
Finance income							442,325
Finance costs							(343,776)

Profit from continuing operations before income tax							2,240,689

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2010
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	13,464,032	2,518,352	545,459	16,527,843	(1,038,469)	15,489,374
Internal revenue		578,796	333,843	125,830	1,038,469	(1,038,469)	—
External revenue		12,885,236	2,184,509	419,629	15,489,374	—	15,489,374
Depreciation and amortization		1,536,901	546,142	35,387	2,118,430	—	2,118,430
Operating income		2,499,803	6,399	49,579	2,555,781	(214,737)	2,341,044

Loss related to investments in subsidiaries and associates, net							(3,414)
Finance income							477,217
Finance costs							(441,623)

Profit from continuing operations before income tax							2,373,224

The following presents segment results for the years ended December 31, 2012 and 2011 based on the previous segmentation before the spin-off of the platform business.

	2012
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	15,510,076	3,018,156	613,445	19,141,677	(2,841,198)	16,300,479
Internal revenue		1,852,068	824,295	164,835	2,841,198	(2,841,198)	—
External revenue		13,658,008	2,193,861	448,610	16,300,479	—	16,300,479
Depreciation and amortization		1,810,742	578,969	42,576	2,432,287	—	2,432,287
Operating income		1,716,942	53,115	(9,886)	1,760,171	6,082	1,766,253

	2011
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	14,280,299	2,853,562	730,170	17,864,031	(1,937,563)	15,926,468
Internal revenue		1,066,874	721,613	149,076	1,937,563	(1,937,563)	—
External revenue		13,213,425	2,131,949	581,094	15,926,468	—	15,926,468
Depreciation and amortization		1,683,254	574,399	38,826	2,296,479	—	2,296,479
Operating income		2,186,654	66,231	42,728	2,295,613	(106,324)	2,189,289

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Reconciliation of total segment operating income to consolidated operating income from continuing operations for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Total segment operating income	￦	1,760,171	2,295,613	2,555,781

Other operating income:
Fees revenues		3,982	5,264	9,195
Gain on disposal of property and equipment and intangible assets		162,590	6,275	11,340
Others		34,837	38,190	59,990

		201,409	49,729	80,525
Other operating expenses:
Loss on impairment of property and equipment and intangible assets		(38,623)	(2,580)	(12,293)
Loss on disposal of property and equipment and intangible assets		(15,117)	(21,136)	(70,025)
Donations		(81,357)	(90,115)	(128,402)
Bad debt for accounts receivable — other		(30,107)	(12,847)	(12,293)
Others		(30,123)	(29,375)	(72,249)

		(195,327)	(156,053)	(295,262)

Consolidated operating income from continuing operations	￦	1,766,253	2,189,289	2,341,044

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2012, 2011 or 2010.

Though the Group is expanding into new geographic regions, as of December 31, 2012, the Group still principally operates in its domestic market in Korea.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

The Group’s operating revenue are generated as follows:

	2012		2011	2010
	(In millions of won)
Cellular revenue
Wireless service(*1)	￦	10,591,489	10,447,605	10,634,402
Cellular interconnection		860,250	1,090,874	1,168,696
Digital handset sales(*2)		1,131,657	787,237	534,440
Miscellaneous(*3)		635,508	750,551	547,698

		13,218,904	13,076,267	12,885,236

Fixed-line telecommunication services revenue
Fixed line telephone service(*4)		485,941	490,739	475,488
Fixed line interconnection		98,460	83,804	88,754
Broadband internet service(*4)		864,955	1,000,474	983,854
International calling service(*5)		144,073	163,559	289,130
Miscellaneous(*6)		600,432	393,373	347,283

		2,193,861	2,131,949	2,184,509

Others revenue
Commerce service(*7)		391,894	99,891	—
Portal service(*8)		167,815	233,832	239,072
Miscellaneous(*9)		328,005	384,529	180,557

		887,714	718,252	419,629

Consolidated operating revenue	￦	16,300,479	15,926,468	15,489,374

(*1)	Wireless service revenue includes revenue from cellular voice service, wireless data service and initial subscription fees. Revenue from cellular voice service is primarily composed of monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. Revenue from wireless data service is primarily composed of usage charges for SMS and MMS and revenues from outgoing data usage.

(*2)	Digital handsets are sold by PS&Marketing Co., Ltd., our consolidated subsidiary.

(*3)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by SK Telecom as well as other operating income attributable to the cellular services segment. For the year ended December 31, 2010 and the period from January 1, 2011 to September 30, 2011, miscellaneous cellular services revenue also includes revenue from the sale and licensing of Internet platform solutions, which business was spun-off into SK Planet in October 2011 and subsequently included in our others segment.

(*4)	Broadband Internet service (including IP TV service) and fixed-line telephone service are provided by SK Broadband, our consolidated subsidiary.

(*5)	International calling service is provided by SK Telink, our consolidated subsidiary.

(*6)	Miscellaneous fixed-line telecommunication services revenue includes revenues from leased line, corporate data and Internet solutions businesses provided by SK Broadband and VoIP services provided by SK Telink as well as other operating income attributable to the fixed-line telecommunications services segment.

(*7)	Commerce service revenue includes revenue from 11th Street, our online shopping mall operated by SK Planet.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*8)	Portal service revenue includes revenues from NATE, our online portal service, and Cyworld, our social networking service, each operated by SK Communications.

(*9)	Miscellaneous others revenue includes revenue from T Store, our online open marketplace for mobile applications operated by SK Planet, and revenue from MelOn, our music portal operated by Loen Entertainment, as well as other operating income attributable to the others segment.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2012 and 2011 are summarized as follows:

Types	Description	2012		2011
		(In millions of won)
Short-term financial instruments	Charitable fund(*1)	￦	76,500	70,500
	Guarantees for loans and other similar instruments(*2)		149,000	154,000
	Other		16,087	7,962
Long-term financial instruments			106	7,589
Guarantee deposits			40	—

		￦	241,733	240,051

(*1)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2012, the funds cannot be withdrawn.

(*2)	SK Broadband Co., Ltd., a subsidiary, has guaranteed certain loans of Broadband Media Co., Ltd. and provided short-term financial instruments as collateral.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2012 and 2011 are as follows:

	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
	(In millions of won)
Current assets:
Accounts receivable — trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable — other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable — trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
	(In millions of won)
Current assets:
Accounts receivable — trade	￦	2,063,611	(240,441)	1,823,170
Short-term loans		102,693	(2,264)	100,429
Accounts receivable — other		953,821	(44,985)	908,836
Accrued income		21,989	(142)	21,847
Others		462	—	462

		3,142,576	(287,832)	2,854,744
Non-current assets:
Long-term loans		126,553	(30,988)	95,565
Long-term accounts receivable — other		5,393	—	5,393
Guarantee deposits		245,218	—	245,218
Long-term accounts receivable — trade		12,471	—	12,471

		389,635	(30,988)	358,647

	￦	3,532,211	(318,820)	3,213,391

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2012 and 2011 were as follows:

	2012		2011
	(In millions of won)
Balance at January 1	￦	318,820	327,382
Increase of bad debt allowances		82,500	96,595
Reversal of allowances for doubtful accounts		(5,902)	(2,301)
Write-offs		(111,611)	(121,805)
Collection of receivables previously written-off		18,169	18,839
Net exchange differences and changes in consolidation scope		(1,308)	110

Balance at December 31	￦	300,668	318,820

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2012 and 2011 are as follows:

	December 31, 2012			December 31, 2011
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
	(In millions of won)
Neither overdue or impaired	￦	1,589,911	976,882	1,417,574	1,287,606
Overdue but not impaired		38,590	1,588	34,030	32,144
Impaired		552,816	90,871	624,478	136,379

		2,181,317	1,069,341	2,076,082	1,456,129
Allowances for doubtful accounts		(213,020)	(87,648)	(240,441)	(78,379)

	￦	1,968,297	981,693	1,835,641	1,377,750

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2012 and 2011 are as follows:

	December 31, 2012			December 31, 2011
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
	(In millions of won)
Less than 1 month	￦	4,067	171	9,125	15,384
1 ~ 3 months		10,264	673	8,063	3,147
3 ~ 6 months		10,507	101	4,124	713
More than 6 months		13,752	643	12,718	12,900

	￦	38,590	1,588	34,030	32,144

7.	Inventories

Details of inventories as of December 31, 2012 and 2011 are as follows:

	December 31, 2012				December 31, 2011
	Acquisition cost		Allowance for inventory valuation	Carrying amount	Acquisition cost	Allowance for inventory valuation	Carrying amount
	(In millions of won)
Merchandise	￦	230,640	(1,784)	228,856	216,452	(4,551)	211,901
Finished goods		3,525	(962)	2,563	3,371	(547)	2,824
Work in process		309	—	309	286	—	286
Raw materials and supplies		10,487	(69)	10,418	4,630	(51)	4,579

	￦	244,961	(2,815)	242,146	224,739	(5,149)	219,590

The amount of the inventory write-downs charged to statements of income and write off of inventories are as follows:

	2012		2011	2010
	(In millions of won)
Charged to cost of products that have been resold	￦	510	3,157	713
Write-off upon sale		(2,844)	(24)	—

		(2,334)	3,133	713

There are no significant reversals of inventory write-downs for the periods presented.

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Beneficiary certificates(*)	￦	56,160	91,539
Current portion of long-term investment securities		3,967	3,290

	￦	60,127	94,829

(*)	The distributions arising from beneficiary certificates as of December 31, 2012 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(2)	Details of long-term investment securities as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Equity securities:
Marketable equity securities	￦	584,035	1,100,847
Unlisted equity securities(*1)		99,643	97,397
Equity investments(*2)		223,370	281,877

		907,048	1,480,121
Debt securities(*3):
Public bonds		377	413
Investment bonds(*4)		50,254	60,701

		50,631	61,114

Total		957,679	1,541,235
Less current portion of long-term investment securities		(3,967)	(3,290)

Long-term investment securities	￦	953,712	1,537,945

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.

(*2)	Equity investments are recorded at cost.

(*3)	Interest income from debt securities for the years ended December 31, 2012, 2011 and 2010 are ￦7,579 million, ￦7,660 million and ￦2,057 million, respectively.

(*4)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2012: ￦15,356 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

9.	Assets and Liabilities Classified as Held for Sale

(1)    Subsidiary

For the year ended December 31, 2012, the Group classified assets and liabilities of a subsidiary, SKY Property Mgmt. Ltd., as held for sale as a result of the Board of Directors’ December 21, 2012 decision to dispose of the Group’s ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities. The ownership interests were disposed as of January 11, 2013 (see note 37).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Non-current assets and liabilities held for sale as of December 31, 2012 are as follows:

December 31, 2012
(In millions of won)
Asset group held-for sale	￦ 773,413
Current assets(*1)	69,094
Non-current assets	704,319
Long-term prepaid expense	486,439
Investment property	186,682
Property and equipment	1,566
Other non-current assets	29,632
Liability group held-for-sale	294,305
Current liabilities	51,069
Non-current liabilities	243,236

(*1)	Cash and cash equivalents of ￦51,831 million which are included in current assets are recognized as cash outflows from investing activities in the statements of cashflows as the cash equivalents are expected to be recovered through the disposal of assets and liabilities held for sale.

The assets and liabilities classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

(2)    Investments in associates

A disposal contract for the Group’s ownership interests in SK Fans Co., Ltd., an associate, has been entered into as of December 31, 2012 and ￦2,143 million of the investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦7,656 million was recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

10.	Investments in Associates

(1)	Investments in associates accounted for using the equity method as of December 31, 2012 and 2011 are as follows:

	2012					2011
	Number of shares	Ownership (%)	Acquisition cost		Carrying amount	Carrying amount
	(In millions of won, except for share data)
SK Marketing & Company Co., Ltd.	5,000,000	50.0	￦	190,000	145,333	128,320
SK China Company Ltd.(*1,2)	720,000	9.6		49,529	37,628	48,488
SK USA, Inc.	49	49.0		3,184	4,580	4,534
Fitech Sector Limited Partnership IV	2,500	49.7		25,000	25,488	24,907
F&U Credit information Co., Ltd.	300,000	50.0		2,410	4,011	3,565
Korea IT Fund(*4)	190	63.3		190,000	230,016	230,980
JYP Entertainment Corporation	691,680	25.5		4,150	4,232	4,008
Konan Technology	78,550	29.5		13,456	4,835	4,760
Etoos Co., Ltd.(*1)	701,000	15.6		18,993	12,037	13,928
BMC Digital Culture Contents Fund	100	39.8		10,000	6,549	8,415
Wave City Development Co., Ltd.(*1)	382,000	19.1		1,967	—	1,124
IBKC-bmc Cultural Contents Fund	—	25.0		2,500	1,753	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000	655	1,165
BMC Korea Movie Fund	135	46.6		13,500	17,114	13,926
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	378,457	396,553
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,376	7,982	8,001
Television Media Korea Ltd.(*5)	18,564,000	51.0		18,568	11,757	15,262
Candle Media Co., Ltd.	21,620,360	40.9		33,746	21,935	11,814
NanoEnTek, Inc.(*1)	1,807,130	9.3		11,000	9,276	10,470
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475	6,589	5,886
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	77,967	83,691
PT. Melon Indonesia	4,900,000	49.0		6,492	4,447	5,326
Packet One Network	1,151,556	28.2		140,139	88,389	103,409
Mobile Money Venture, LLC	—	50.0		12,762	826	983
SK Technology Innovation Company	9,800	49.0		85,873	63,559	75,974
LightSquared Inc.(*1)	3,387,916	3.3		72,096	—	49,441
ViKi, Inc.	—	26.3		17,799	15,667	17,799
HappyNarae Co., Ltd.(*3)	680,000	42.5		12,250	13,113	12,250
SK Hynix Inc.(*6)	146,100,000	21.1		3,374,726	3,328,245	—
SK MENA Investment B.V.(*7)	—	32.1		14,485	13,666	—
SK Latin America Investment(*7)	—	32.1		14,243	13,685	—
Gemini(*7)	—	20.0		6,108	7,139	—
TR Entertainment and others -		—		181,151	75,547	97,300

			￦	5,023,669	4,632,477	1,384,605

(*1)	Classified as an investment in associate because the Group can exercise significant influence over the associate through participation on the associate’s board of directors.

(*2)	Ownership interests in SK China Company Ltd. decreased due to the disproportionate capital contribution.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*3)	The name of the entity has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the year ended December 31, 2012.

(*4)	Classified as an investment in associate because the Group has less than 50% of the voting rights of the board of directors.

(*5)	Classified as an investment in associates because the entity is considered a joint venture.

(*6)	The Group acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares on February 14, 2012.

(*7)	The Group acquired a 32.1%, 32.1%, and 20.0% of ownership interest of SK MENA Investment B.V., SK Latin America Investment, and Gemini, respectively, during the year ended December 31, 2012.

(2)	The market price of investments in listed associates as of December 31, 2012 and 2011 are as follows:

	December 31, 2012				December 31, 2011
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
	(In millions of won, except for share and per share data)
Candle Media Co., Ltd.	￦	858	21,620,360	18,550	1,435	11,010,280	15,800
NanoEnTek, Inc.		3,915	1,807,130	7,075	4,160	1,807,130	7,518
SK Hynix Inc.		25,750	146,100,000	3,762,075	—	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(3)	The financial information of the investees as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

	As of and for the year ended December 31, 2012
	Total assets		Total liabilities	Total equity	Revenue	Profit (loss) for the period
	(In millions of won)
SK Marketing & Company Co., Ltd.	￦	804,487	513,820	290,667	714,339	34,040
SK China Company Ltd.		429,729	20,314	409,415	84,744	3,941
SK USA, Inc.		18,385	9,038	9,347	9,982	382
Fitech Sector Limited Partnership IV		51,056	7	51,049	1,935	82
F&U Credit information Co., Ltd.		14,409	7,309	7,100	63,896	1,014
Korea IT Fund		363,346	6	363,340	19,444	5,820
JYP Entertainment Corporation		19,137	13,559	5,578	22,020	2,467
Konan Technology		14,318	2,258	12,060	12,009	175
Etoos Co., Ltd.		70,743	72,998	(2,255)	108,434	(1,858)
BMC Digital Culture Contents Fund		16,447	9	16,438	604	(4,685)
Wave City Development Co., Ltd.		125,892	135,047	(9,155)	179	(1,757)
IBKC-bmc Cultural Contents Fund		7,103	93	7,010	272	(2,295)
Hanhwa No.2 Daisy Entertainment Investment Fund		3,477	201	3,276	38	(2,550)
BMC Korea Movie Fund		36,842	78	36,764	10,949	6,849
HanaSK Card Co., Ltd.		8,184,015	7,499,799	684,216	1,012,772	(29,571)
Daehan Kanggun BcN Co., Ltd.		212,696	186,305	26,391	14,922	(1,200)
Television Media Korea Ltd.		28,506	5,923	22,583	12,115	(6,873)
Candle Media Co., Ltd.		32,566	4,700	27,866	14,068	(4,386)
NanoEnTek, Inc.		44,400	21,458	22,942	13,561	(6,363)
UNISK(Beijing) Information Technology Co., Ltd.		19,261	8,015	11,246	23,298	2,201
PT. Melon Indonesia		9,927	852	9,075	—	(1,128)
Packet One Network		256,899	224,832	32,067	110,152	(42,830)
Mobile Money Venture, LLC		1,741	30	1,711	—	(123)
SK Technology Innovation Company		151,746	22,033	129,713	10,992	(13,410)
ViKi, Inc.		10,581	921	9,660	636	(4,011)
SK Industrial Development China Co., Ltd.		309,318	86,556	222,762	—	3,629
HappyNarae Co., Ltd.		33,271	22,240	11,031	154,041	1,075
SK Hynix Inc.(*1)		18,648,694	8,909,251	9,739,443	10,228,047	(158,795)
SK MENA Investment B.V.		41,854	29	41,825	—	55
SK Latin America Investment		31,665	24	31,641	—	67
Gemini		37,044	9,714	27,330	—	(1,785)

(*1)	Financial information of SK Hynix Inc. used when applying the equity method represents financial information after the acquisition date, February 14, 2012. Revenue and net loss from February 14, 2012 through December 31, 2012 were ￦9,210,298 million and ￦71,548 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	As of and for the year ended December 31, 2011
	Total assets		Total liabilities	Total equity	Revenue	Profit (loss) for the period
	(In millions of won)
SK Marketing & Company Co., Ltd.	￦	753,508	496,867	256,641	652,749	21,543
SK China Company, Ltd.		281,579	58,124	223,455	43,526	4,542
SK USA, Inc.		20,184	10,932	9,252	10,623	(2,133)
Fitech Sector Limited Partnership IV		50,357	478	49,879	—	(1,717)
F&U Credit information Co., Ltd.		13,511	7,303	6,208	50,554	110
Korea IT Fund		364,706	—	364,706	—	10,502
JYP Entertainment Corporation		17,467	14,424	3,043	17,722	407
Konan Technology		15,507	3,622	11,885	11,790	651
Etoos Co., Ltd.		69,994	67,889	2,105	107,174	(743)
BMC Digital Culture Contents Fund		21,288	166	21,122	187	(621)
Wave City Development Co., Ltd.		129,768	123,882	5,886	431	(1,399)
IBKC-bmc Cultural Contents Fund		9,387	81	9,306	638	106
Hanhwa No.2 Daisy Entertainment Investment Fund		5,877	51	5,826	92	(1,518)
BMC Korea Movie Fund		30,068	153	29,915	4,690	1,019
HanaSK Card Co., Ltd.		9,810,720	9,094,326	716,394	849,719	25,593
Daehan Kanggun BcN Co., Ltd.		213,896	186,305	27,591	12,772	(1,132)
Television Media Korea Ltd.		34,606	5,151	29,455	4,919	(6,481)
Candle Media Co., Ltd.		25,978	5,588	20,390	27,494	(5,650)
NanoEnTek, Inc.		52,649	20,379	32,270	13,088	(8,809)
UNISK(Beijing) Information Technology Co., Ltd.		20,401	8,388	12,013	16,028	1,202
PT. Melon Indonesia		12,112	1,242	10,870	803	(1,860)
Packet One Network		269,362	197,048	72,314	99,918	(72,307)
Mobile Money Venture, LLC		2,191	227	1,964	6,294	1,189
SK Technology Innovation Company		159,745	4,695	155,050	—	(11,556)
LightSquared Inc.		4,647,136	3,125,885	1,521,251	33,374	(669,558)
SK Industrial Development China Co., Ltd.		245,294	517	244,777	—	4,214
HappyNarae Co., Ltd.		31,335	22,095	9,240	124,986	1,001

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	As of and for the year ended December 31, 2010
	Total assets		Total liabilities	Total equity	Revenue	Profit (loss) for the period
	(In millions of won)
SK Marketing & Company Co., Ltd.	￦	659,847	422,452	237,395	415,270	18,751
SK China Company, Ltd.		212,370	1,784	210,586	15,876	4,155
SK USA, Inc.		22,035	10,706	11,329	9,303	10,358
Fitech Sector Limited Partnership IV		49,538	3	49,535	—	(644)
F&U Credit information Co., Ltd.		18,747	10,648	8,099	47,767	213
Korea IT Fund		367,721	—	367,721	28,377	22,014
JYP Entertainment Corporation		15,186	12,550	2,636	21,680	904
Konan Technology		15,590	4,814	10,776	14,596	3,620
Etoos Co., Ltd.		74,938	73,164	1,774	29,719	(3,683)
BMC Digital Culture Contents Fund		21,531	4	21,527	336	(2,035)
Wave City Development Co., Ltd.		126,413	119,128	7,285	693	(734)
IBKC-bmc Cultural Contents Fund		9,190	20	9,170	395	13
Hanhwa No.2 Daisy Entertainment Investment Fund		10,092	50	10,042	4	(203)
BMC Korea Movie Fund		28,899	3	28,896	2,385	410
HanaSK Card Co., Ltd.		3,315,740	2,684,243	631,497	492,499	(58,914)
Daehan Kanggun BcN Co., Ltd.		165,754	140,707	25,047	—	4
Television Media Korea Ltd.		36,402	465	35,937	—	(291)
Candle Media Co., Ltd.		40,191	16,109	24,082	19,613	(23,691)
UNISK(Beijing) Information Technology Co., Ltd.		14,769	5,149	9,620	10,261	871
PT. Melon Indonesia		13,759	1,085	12,674	—	27
Packet One Network		268,617	145,422	123,195	74,893	(59,635)
Mobile Money Venture, LLC		9,407	2,996	6,411	4,472	(3,767)
SK Technology Innovation Company		52,949	1,849	51,100	—	(5,934)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(4)	Details of changes in investments in associates accounted for using the equity method for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Beginning balance		Acquisi- tion	Disposal	Share of profits (losses)(*1)	Other comprehensive income	Impairment loss	Other increase (decrease)(*3)	Ending balance
	(In millions of won)
SK Marketing & Company Co., Ltd.	￦	128,320	—	—	17,585	(572)	—	—	145,333
SK China Company, Ltd.		48,488	—	—	217	(11,077)	—	—	37,628
SK USA, Inc.		4,534	—	—	332	(286)	—	—	4,580
Fitech Sector Limited Partnership IV		24,907	—	—	49	532	—	—	25,488
F&U Credit information Co., Ltd.		3,565	—	—	446	—	—	—	4,011
Korea IT Fund		230,980	—	—	(1,141)	177	—	—	230,016
JYP Entertainment Corporation		4,008	—	—	282	(58)	—	—	4,232
Konan Technology		4,760	—	—	75	—	—	—	4,835
Etoos Co., Ltd.		13,928	—	—	(1,891)	—	—	—	12,037
BMC Digital Culture Contents Fund		8,415	—	—	(1,866)	—	—	—	6,549
Wave City Development Co., Ltd.		1,124	—	—	(1,124)	—	—	—	—
IBKC-bmc Cultural Contents Fund		2,326	—	—	(573)	—	—	—	1,753
Hanhwa No.2 Daisy Entertainment Investment Fund		1,165	—	—	(510)	—	—	—	655
BMC Korea Movie Fund		13,926	—	—	3,188	—	—	—	17,114
HanaSK Card Co., Ltd.		396,553	—	—	(16,842)	(1,254)	—	—	378,457
Daehan Kanggun BcN Co., Ltd.		8,001	—	—	(19)	—	—	—	7,982
Television Media Korea Ltd.		15,262	—	—	(3,505)	—	—	—	11,757
Candle Media Co., Ltd.		11,814	8,000	(2,147)	3,619	361	—	288	21,935
NanoEnTek, Inc.		10,470	—	—	(1,290)	96	—	—	9,276
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	—	1,294	(591)	—	—	6,589
PT. Melon Indonesia		5,326	—	—	(468)	(411)	—	—	4,447
Packet One Network		103,409	2,387	—	(18,252)	845	—	—	88,389
Mobile Money Venture, LLC		983	—	—	(91)	(66)	—	—	826
SK Technology Innovation Company		75,974	—	—	(7,320)	(5,095)	—	—	63,559
LightSquared Inc.		49,441	—	—	(10,571)	1,513	(40,383)	—	—
ViKi, Inc.		17,799	—	—	(2,168)	36	—	—	15,667
SK Industrial Development China Co., Ltd.		83,691	—	—	276	(6,000)	—	—	77,967
HappyNarae Co., Ltd.		12,250	—	—	863	—	—	—	13,113
SK Hynix Inc.		—	3,374,726	—	6,865	(53,346)	—	—	3,328,245
SK MENA Investment B.V.		—	14,485	—	16	(835)	—	—	13,666
SK Latin America Investment		—	14,243	—	(296)	(262)	—	—	13,685
Gemini		—	6,108	—	1,254	(223)	—	—	7,139
TR Entertainment and others(*2)		97,300	23,657	(1,950)	(9,099)	(5,241)	(7,656)	(21,464)	75,547

	￦	1,384,605	3,443,606	(4,097)	(40,665)	(81,757)	(48,039)	(21,176)	4,632,477

(*1)	Includes losses on the disposal of investments in associates of ￦1,581 million.

(*2)	For the year ended December 31, 2012, the Group reclassified ownership interests in SK Fans Co., Ltd., a subsidiary, of ￦2,143 million to assets classified as held for sale after recognizing ￦7,656 million of an impairment loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*3)	Other increase (decrease) includes reclassification from SKY Property Mgmt. Ltd.’s investments in associate, SKY Investment Co., Ltd. to non-current assets held for sale of ￦25,824 million as of December 31, 2012.

	2011
	Beginning balance		Acquis- ition	Disposal	Share of profits (losses)(*1)	Other comprehensive income	Dividends	Other increase (decrease)	Ending balance
	(In millions of won)
SK Marketing & Company Co., Ltd.	￦	117,905	—	—	9,952	817	—	(354)	128,320
SK China Company, Ltd.		46,573	—	—	1,022	893	—	—	48,488
SK USA, Inc.		5,972	—	—	(1,472)	34	—	—	4,534
Fitech Sector Limited Partnership IV		24,953	—	—	(26)	(20)	—	—	24,907
F&U Credit information Co., Ltd.		4,529	—	—	36	—	(1,000)	—	3,565
Korea IT Fund		226,633	—	—	11,904	(466)	(7,091)	—	230,980
JYP Entertainment Corporation		4,150	—	—	(142)	—	—	—	4,008
Konan Technology		4,410	—	—	351	(1)	—	—	4,760
Etoos Co., Ltd.		14,339	—	—	(710)	299	—	—	13,928
BMC Digital Culture Contents Fund		8,925	—	—	(510)	—	—	—	8,415
Wave City Development Co., Ltd.		1,392	—	—	(268)	—	—	—	1,124
IBKC-bmc Cultural Contents Fund		2,292	—	—	34	—	—	—	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008	—	—	(843)	—	—	—	1,165
BMC Korea Movie Fund		13,977	—	—	(51)	—	—	—	13,926
HanaSK Card Co., Ltd.		386,417	—	—	10,213	(112)	—	35	396,553
Daehan Kanggun BcN Co., Ltd.		7,264	1,068	—	(331)	—	—	—	8,001
Television Media Korea Ltd.		18,568	—	—	(3,306)	—	—	—	15,262
Candle Media Co., Ltd.		19,313	1,000	—	(8,743)	244	—	—	11,814
NanoEnTek, Inc.		—	11,000	—	(490)	(22)	—	(18)	10,470
UNISK (Beijing) Information Technology Co., Ltd.		4,714	—	—	597	575	—	—	5,886
SK Industrial Development China Co., Ltd.		—	83,691	—	—	—	—	—	83,691
HappyNarae Co., Ltd.		—	12,250	—	—	—	—	—	12,250
PT. Melon Indonesia		6,210	—	—	(910)	26	—	—	5,326
Packet One Network		116,160	17,895	—	(32,569)	(345)	—	2,268	103,409
Mobile Money Venture, LLC		3,206	—	—	595	—	(2,877)	59	983
SK Technology Innovation Company		25,052	57,727	—	(5,675)	(1,130)	—	—	75,974
Lightsquared Inc.		72,096	—	—	(21,142)	(1,513)	—	—	49,441
ViKi, Inc.		—	17,799	—	—	—	—	—	17,799
SK Wyverns Baseball Club Co., Ltd. and others		67,634	37,545	(3,807)	(6,733)	401	—	2,260	97,300

	￦	1,204,692	239,975	(3,807)	(49,217)	(320)	(10,968)	4,250	1,384,605

(*1)	Includes gains on disposal of investments in associates of ￦2,861 million and losses on disposal of investments in associates of ￦793 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(5)	Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2012 and 2011 are as follows:

	As of and for the year ended December 31, 2012
	Beginning balance		Increase	Adjustments (*)	Ending balance
	(In millions of won)
HappyNarae Co., Ltd.	￦	8,323	101	—	8,424
Fitech Sector Limited Partnership IV		116	—	—	116
F&U Credit information Co., Ltd.		461	—	—	461
JYP Entertainment Corporation		3,479	—	(24)	3,455
Konan Technology		1,312	—	—	1,312
Etoos Co., Ltd.		13,414	—	(1,212)	12,202
HanaSK Card Co., Ltd.		45,520	—	(2,328)	43,192
Television Media Korea Ltd.		240	—	—	240
Candle Media Co., Ltd.		5,928	3,662	—	9,590
NanoEnTek, Inc.		7,145	—	—	7,145
Packet One Network		76,364	375	(8,366)	68,373
SK Hynix Inc.		—	1,257,136	21,927	1,279,063
SK MENA Investment B.V.		—	262	—	262
SK Latin America Investment		—	277	—	277
Gemini		—	1,673	—	1,673
TR Entertainment and others		16,555	—	—	16,555

	￦	178,857	1,263,486	9,997	1,452,340

	As of and for the year ended December 31, 2011
	Beginning balance		Increase (decrease)	Adjustments (*)	Ending balance
	(In millions of won)
HappyNarae Co., Ltd.	￦	—	8,323	—	8,323
Fitech Secter Limited Partnership IV		116	—	—	116
F&U Credit information Co., Ltd.		461	—	—	461
JYP Entertainment Corporation		3,479	—	—	3,479
Konan Technology		1,312	—	—	1,312
Etoos Co., Ltd		13,876	—	(462)	13,414
HanaSK Card Co., Ltd.		47,848	—	(2,328)	45,520
Television Media Korea Ltd.		240	—	—	240
Candle Media Co., Ltd.		5,531	397	—	5,928
NanoEnTek, Inc.		7,145	—	—	7,145
Packet One Network		76,479	—	(115)	76,364
TR Entertainment and other		14,422	2,133	—	16,555

	￦	170,909	10,853	(2,905)	178,857

(*)	Adjustments of difference between fair value of net assets of investee and carrying amount of net assets at acquisition date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(6)	Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2012 and 2011 are as follows:

	As of and for the year ended December 31, 2012
	Beginning balance		Increase	Decrease	Ending balance
	(In millions of won)
SK China Company Ltd.	￦	823	—	(823)	—
Konan Technology		56	—	(22)	34
Etoos Co., Ltd.		(186)	—	—	(186)
ULand Company Limited and other		2,575	—	(2,575)	—

	￦	3,268	—	(3,420)	(152)

	As of and for the year ended December 31, 2011
	Beginning balance		Increase	Decrease	Ending balance
	(In millions of won)
SK China Company Ltd.	￦	823	—	—	823
Konan Technology		79	—	(23)	56
Etoos Co., Ltd.		(186)	—	—	(186)
ULand Company Limited and other		3,844	—	(1,269)	2,575

	￦	4,560	—	(1,292)	3,268

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2012 are as follows:

	Unrealized loss			Unrealized change in equity
	Year ended Dec. 31		Accumulated	Year ended Dec. 31	Accumulated
	(In millions of won)
SK Wyverns Baseball Club Co., Ltd.	￦	(1,099)	—	—	—
ULand Company Limited		1,207	1,703	77	127
Wave City Development Co., Ltd.		1,749	1,749	—	—
Cyworld Holdings Hong Kong and others		—	2,937	—	334

	￦	1,857	6,389	77	461

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2012 and 2011 are as follows:

	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
	(In millions of won)
Land	￦	704,908	—	—	704,908
Buildings		1,391,489	(505,118)	—	886,371
Structures		681,905	(318,421)	—	363,484
Machinery		22,997,148	(16,558,093)	(122,863)	6,316,192
Other		1,609,034	(971,062)	(760)	637,212
Construction in progress		804,552	—	—	804,552

	￦	28,189,036	(18,352,694)	(123,623)	9,712,719

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
	(In millions of won)
Land	￦	730,361	—	—	730,361
Buildings		1,514,787	(525,709)	—	989,078
Structures		585,724	(284,609)	—	301,115
Machinery		21,340,424	(15,844,924)	(1,928)	5,493,572
Other		1,617,736	(906,263)	(12)	711,461
Construction in progress		805,411	—	—	805,411

	￦	26,594,443	(17,561,505)	(1,940)	9,030,998

(2)	Changes in property and equipment for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment(*)	Classified as held for sale	Change of consolida- tion scope	Ending balance
	(In millions of won)
Land	￦	730,361	1,499	(41,771)	14,819	—	—	—	—	704,908
Buildings		989,078	1,369	(62,699)	9,491	(50,868)	—	—	—	886,371
Structures		301,115	65,541	(81)	30,632	(33,723)	—	—	—	363,484
Machinery		5,493,572	547,874	(24,614)	2,188,882	(1,780,899)	(108,623)	—	—	6,316,192
Other		711,461	1,497,412	(4,593)	(1,438,042)	(124,426)	(748)	(1,566)	(2,286)	637,212
Construction in progress		805,411	1,280,654	(810)	(1,262,578)	—	(18,125)	—	—	804,552

	￦	9,030,998	3,394,349	(134,568)	(456,796)	(1,989,916)	(127,496)	(1,566)	(2,286)	9,712,719

(*)	The Group recognized ￦109,486 million of impairment loss on property and equipment in relation to the discontinuance of the Digital Multimedia Broadcasting service as recoverable amount is expected to be zero, and included the amount in loss from discontinued operation.

	2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Change of consolidation scope	Ending balance
	(In millions of won)
Land	￦	707,970	3,300	(1,968)	21,059	—	—	730,361
Buildings		1,018,508	27,565	(6,172)	2,278	(53,101)	—	989,078
Structures		242,125	65,665	(141)	25,673	(32,207)	—	301,115
Machinery		5,167,143	390,376	(26,662)	1,640,380	(1,677,640)	(25)	5,493,572
Other		570,187	1,289,809	(6,347)	(1,039,030)	(104,997)	1,839	711,461
Construction in progress		447,480	1,183,841	(8,322)	(817,588)	—	—	805,411

	￦	8,153,413	2,960,556	(49,612)	(167,228)	(1,867,945)	1,814	9,030,998

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2010
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
	(In millions of won)
Land	￦	706,599	1,622	(7,000)	6,749	—	707,970
Buildings		1,054,674	5,660	(828)	7,183	(48,181)	1,018,508
Structures		261,860	6,188	(82)	4,458	(30,299)	242,125
Machinery		5,211,662	318,969	(91,333)	1,282,418	(1,554,573)	5,167,143
Other		375,856	982,562	(6,028)	(691,521)	(90,682)	570,187
Construction in progress		417,027	827,308	(46,581)	(750,274)	—	447,480

	￦	8,027,678	2,142,309	(151,852)	(140,987)	(1,723,735)	8,153,413

12.	Investment Property

(1)	Investment property as of December 31, 2012 and 2011 are as follows:

	December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount
	(In millions of won)
Land	￦	12,638	—	12,638
Buildings		20,026	(5,185)	14,841

	￦	32,664	(5,185)	27,479

	December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount
	(In millions of won)
Land	￦	23,153	—	23,153
Buildings		295,767	(47,834)	247,933

	￦	318,920	(47,834)	271,086

(2)	Changes in investment property for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Classified as held for sale	Ending balance
	(In millions of won)
Land	￦	23,153	—	(10,737)	222	—	—	12,638
Buildings		247,933	129	(22,619)	(15,797)	(8,123)	(186,682)	14,841

	￦	271,086	129	(33,356)	(15,575)	(8,123)	(186,682)	27,479

	2011
	Beginning balance		Acquisition	Transfer	Depreciation	Ending balance
	(In millions of won)
Land	￦	19,670	—	3,483	—	23,153
Buildings		177,637	86,285	(8,887)	(7,102)	247,933

	￦	197,307	86,285	(5,404)	(7,102)	271,086

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2010
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
	(In millions of won)
Land	￦	23,602	—	—	(3,932)	—	19,670
Buildings		189,140	1,991	—	(8,236)	(5,258)	177,637

	￦	212,742	1,991	—	(12,168)	(5,258)	197,307

(3)	Details of fair value of investment property as of December 31, 2012 and 2011 are as follows:

	December 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
	(In millions of won)
Land	￦	12,638	15,228	23,153	40,540
Buildings		14,841	13,949	247,933	272,794

	￦	27,479	29,177	271,086	313,334

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

(4)	Income (expense) from investment property for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Rent revenue	￦	73,755	54,088	46,460
Operating expense		(57,049)	(42,141)	(30,212)

13.	Goodwill

(1)	Goodwill as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		79,804	85,254

	￦	1,744,483	1,749,933

Goodwill is allocated to the following CGUs for the purpose of the impairment test.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Group’s long-term wireless business growth. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.4% was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(2)	Details of changes in goodwill for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
	(In millions of won)
Beginning balance	￦	1,749,933	1,736,649
Goodwill increase due to acquisitions		10,078	13,242
Impairment loss		(13,316)	—
Other increase (decrease)(*)		(2,212)	42

	￦	1,744,483	1,749,933

(*)	Other increase (decrease) represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

No accumulated impairment losses were included in the beginning balance of goodwill and impairment loss was only recognized for the year ended December 31, 2012.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2012 and 2011 are as follows:

	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
	(In millions of won)
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		42,041	(25,979)	—	16,062
Industrial rights		84,955	(24,851)	—	60,104
Development costs		171,256	(146,757)	(11,079)	13,420
Facility usage rights		142,283	(76,943)	—	65,340
Customer relations		52,792	(3,906)	—	48,886
Memberships(*1)		119,686	—	(732)	118,954
Other(*2)		2,197,856	(1,518,585)	(6,247)	673,024

	￦	5,648,254	(2,937,631)	(20,965)	2,689,658

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
	(In millions of won)
Frequency use rights	￦	2,820,726	(931,624)	—	1,889,102
Land use rights		38,450	(19,124)	—	19,326
Industrial rights		79,720	(20,246)	—	59,474
Development costs		162,197	(134,710)	(6,526)	20,961
Facility usage rights		138,802	(69,311)	—	69,491
Customer relations		648,035	(506,217)	—	141,818
Memberships(*1)		117,711	—	—	117,711
Other(*2)		1,958,802	(1,276,646)	(4,236)	677,920

	￦	5,964,443	(2,957,878)	(10,762)	2,995,803

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment(*)	Change of consolida- tion scope	Ending balance
	(In millions of won)
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	—	1,693,868
Land use rights		19,326	3,830	(142)	—	(6,952)	—	—	16,062
Industrial rights		59,474	4,313	—	687	(4,316)	(6)	(48)	60,104
Development costs		20,961	3,019	—	933	(6,940)	(4,553)	—	13,420
Facility usage rights		69,491	3,998	(121)	108	(8,136)	—	—	65,340
Customer relations		141,818	578	—	—	(93,510)	—	—	48,886
Memberships		117,711	6,363	(3,972)	396	—	(732)	(812)	118,954
Other		677,920	115,498	(15,630)	194,442	(286,139)	(11,200)	(1,867)	673,024

	￦	2,995,803	154,258	(19,865)	196,566	(614,979)	(19,398)	(2,727)	2,689,658

(*)	The Group recognized ￦12,101 million of impairment loss on intangible assets in relation to the frequency use rights of the discontinuance of Digital Multimedia Broadcasting service as recoverable amount is expected to be zero, and included the amount in loss from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Classified as held for sale	Ending balance
	(In millions of won)
Frequency use rights	￦	709,043	1,333,796	—	—	(153,737)	—	—	1,889,102
Land use rights		17,551	7,623	(54)	—	(5,794)	—	—	19,326
Industrial rights		60,740	1,848	(1)	646	(3,759)	—	—	59,474
Development costs		26,470	7,006	—	(609)	(8,481)	(459)	(2,966)	20,961
Facility usage rights		73,760	4,544	(110)	44	(7,970)	(777)	—	69,491
Customer relations		226,940	1,791	—	—	(92,796)	—	5,883	141,818
Memberships		111,736	6,864	(2,440)	1,551	—	—	—	117,711
Other		658,716	109,784	(1,674)	245,495	(335,119)	(1,343)	2,061	677,920

	￦	1,884,956	1,473,256	(4,279)	247,127	(607,656)	(2,579)	4,978	2,995,803

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
Research and development costs expensed as incurred	￦	304,557	271,382	270,603

(4)	The carrying amount and residual useful lives of major intangible assets as of December 31, 2012 are as follows:

	Amount	Description	Residual useful lives
	(In millions of won)
W-CDMA license	￦ 389,949	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license	65,244	Frequency use rights relating to W-CDMA service	(*2)
800MHz license	344,624	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license	879,350	Frequency use rights relating to LTE service	(*4)
WiBro license	14,701	WiBro service	(*5)
Customer relationships	48,886	Customer relationships related to acquisition of SK Broadband Co., Ltd.	9 months

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.

(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.

(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced once the Group started its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.

(*5)	The Group additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2012 and 2011 are as follows:

	Lender	Annual interest rate (%)	December 31, 2012		December 31, 2011
	(In millions of won and thousands of U.S. dollars)
Commercial paper	Woori Bank, etc.	2.98~3.10	￦	130,000	200,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	3.65~6.20		470,245	394,033
Short-term borrowings (Foreign currency)	SK China Company, Ltd.	—		—	106,680 (USD 92,500)

			￦	600,245	700,713

(2)	Long-term borrowings as of December 31, 2012 and 2011 are as follows:

Lender	Annual interest rate (%)	Maturity	December 31, 2012		December 31, 2011
	(In millions of won, thousands of U.S. dollars and thousands of Chinese yuan)
Bank of Communications(*1,2)	6M Libor + 0.29	Oct. 10, 2013		￦32,133 (USD 30,000)	34,599 (USD 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013		21,422 (USD 20,000)	23,066 (USD 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013		26,778 (USD 25,000)	28,833 (USD 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013		26,778 (USD 25,000)	28,833 (USD 25,000)
China Merchants Bank	6.35	Jan. 27, 2018		—	65,893 (CNY 360,000)
Korea Exchange Bank	6.11	Jan. 28, 2015		—	31,116 (CNY 170,000)
Hana Bank HK	3M Libor + 3.2	Mar. 3, 2014		—	86,498 (USD 75,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		350,000	—
Kookmin Bank	3.56	Jun. 15, 2012		—	1,977
Korea Development Bank	3.56	Jun. 17, 2013		1,762	5,288
Korea Development Bank	3.56	Jun. 16, 2014		4,942	8,237
Shinhan Bank	3.56	Jun. 15, 2015		8,561	10,273
Kookmin Bank	3.56	Jun. 15, 2016		9,749	9,749
Kookmin Bank	3.56	Mar. 15, 2017		5,996	—

Sub-total				488,121	334,362
Less present value discount on long-term borrowings				(1,667)	—

				486,454	334,362
Less current portion of long-term borrowings				(117,217)	(10,510)

Long-term borrowings			￦	369,237	323,852

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*1)	As of December 31, 2012, 6M Libor rate is 0.51%.

(*2)	Credit Agricole transferred the loans to Bank of Communications during the year ended December 31, 2012.

(3)	Debentures as of December 31, 2012 and 2011 are as follows:

	Purpose	Maturity	Annual interest rate (%)	December 31, 2012		December 31, 2011
	(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds		2012	—		—	185,645 (JPY 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2012	—		—	44,555 (JPY 3,000,000)
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds		2012	—		—	74,258 (JPY 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	—
Unsecured private bonds		2022	3.30		140,000	—
Unsecured private bonds		2032	3.45		90,000	—
Unsecured private bonds(*1)	Operating fund	2014	4.86		20,000	50,000
Unsecured private bonds(*1)		2015	4.62		10,000	50,000
Unsecured private bonds(*2)		2013	3.99		150,000	150,000
Unsecured private bonds(*2)		2014	4.53		290,000	290,000
Unsecured private bonds(*2)		2014	4.40		100,000	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	—
Unsecured private bonds(*2)		2015	4.14		110,000	—
Unsecured private bonds(*2)		2017	4.28		100,000	—
Unsecured private bonds(*2)		2015	3.14		130,000	—
Unsecured private bonds(*2)		2017	3.27		120,000	—
Foreign global bonds		2027	6.63		428,440 (USD 400,000)	461,320 (USD 400,000)
Foreign global bonds		2012	7.00		—	576,650 (USD 500,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75		405,678 (USD 332,528)	397,886 (USD 332,528)
Floating rate notes(*3)	Operating fund	2012	—		—	253,726 (USD 220,000)
Floating rate notes(*3)		2014	3M Libor + 1.60		267,775 (USD 250,000)	288,325 (USD 250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20		56,906 (SGD 65,000)	57,619 (SGD 65,000)
Swiss unsecured private bonds		2017	1.75		351,930 (CHF 300,000)	—
Foreign global bonds		2018	2.13		749,770 (USD 700,000)	—

Sub-total					5,620,499	4,799,984
Less discounts on bonds					(43,500)	(39,096)

					5,576,999	4,760,888
Less current portion of bonds payable					(597,779)	(1,531,879)

					4,979,220	3,229,009

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.

(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)	As of December 31, 2012, 3M Libor rate is 0.31%.

(*4)	As of December 31, 2012, SOR rate is 0.35%.

(*5)	As of December 31, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current as the bond holders were eligible to exercise early redemption right during the period from January 23, 2012 to March 8, 2012 and redeem their notes at 100% of the principal amount on April 7, 2012. However, as of December 31, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders did not exercise their now expired early redemption right.

On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of December 31, 2012, fair value of the exchangeable bonds is USD 378, 749,392. The exchange price could be adjusted and the exchange price is ￦197,760 with the exchange rate of ￦1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of December 31, 2012 is 2,326,149 shares.

Exchanges of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012 and July 28, 2012, the exchange price was changed from ￦209,853 to ￦197,760 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,326,149 shares due to the payment of periodic and interim dividends. During the year ended December 31, 2012, no exchange was made.

16.	Long-term Payables — other

(1)	Long-term payables as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Payables related to acquisition of W-CDMA licenses	￦	705,605	840,974
Other(*)		9,903	6,522

	￦	715,508	847,496

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(2)	As of December 31, 2012 and 2011, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequencies as follows:

	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
	(In millions of won)
Period of payment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments — other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables — other at the time of acquisition		49,363	197,190	679,453	8,009	934,015
Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables — other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables — other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126
Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables — other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables — other		628	4,029	9,775	155	14,587
Less current portion of long-term payables — other		(17,372)	(68,535)	(72,058)	—	(157,965)

Carrying amount at December 31, 2012	￦	17,151	134,609	545,681	8,164	705,605

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.

(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables — other as of December 31, 2012 is as follows:

	Amount
	(In millions of won)
2013	￦	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	￦	923,591

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

17.	Provisions

(1)	Changes in provisions for the years ended December 31, 2012 and 2011 are as follows:

	For the year ended December 31, 2012					As of December 31, 2012
	Beginning balance		Increase	Utilization(*)	Ending balance	Current	Non-current
	(In millions of won)
Provision for handset subsidy	￦	762,238	272,869	(681,724)	353,383	279,977	73,406
Provision for restoration		36,379	4,896	(1,380)	39,895	7,256	32,639
Other provisions		942	43	(395)	590	74	516

	￦	799,559	277,808	(683,499)	393,868	287,307	106,561

(*)	Utilization includes reversal of provision for restoration of ￦32 million.

	For the year ended December 31, 2011					As of December 31, 2011
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
	(In millions of won)
Provision for handset subsidy	￦	732,042	877,191	(846,995)	762,238	653,172	109,066
Provision for restoration		32,522	8,466	(4,609)	36,379	3,877	32,502
Other provisions		286	811	(155)	942	149	793

	￦	764,850	886,468	(851,759)	799,559	657,198	142,361

Provision for handset subsidies

The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

Provision for restoration

In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipments and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

18.	Lease

(1)    Finance Lease

The Group has leased certain telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	19,904	31,308
Long-term finance lease liabilities		22,036	41,940

	￦	41,940	73,248

The Group’s related interest and principal as of December 31, 2012 and 2011 are as follows:

	December 31, 2012				December 31, 2011
	Minimum lease payment		Present value		Minimum lease payment	Present value
	(In millions of won)
Less than 1 year	￦	21,375		19,904	34,198	31,308
1~5 years		22,744		22,036	44,119	41,940

Subtotal		44,119		41,940	78,317	73,248

Current portion of long-term finance lease liabilities				(19,904)		(31,308)

Long-term finance lease liabilities			￦	22,036		41,940

(2)    Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues are as follows:

	Lease payments		Lease revenues
	(In millions of won)
Less than 1 year	￦	36,411	1,636
1~5 years		108,747	1,074
More than 5 years		69,058	1,026

	￦	214,216	3,736

(3)    Sales and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and the gain on disposal of property and equipment and investment property is recognized as other operating income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

19.	Defined Benefit Liabilities

(1)	Defined contribution plans

The Group operates a defined contribution plan for participating employees. Though the Group pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from the Group’s assets.

(2)	Defined benefit plans

The Group also operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation. The Group expects to make a contribution of ￦54,087 million to the defined benefit plans during the next financial year.

(3)	Details of defined benefit liabilities as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Present value of defined benefit obligations	￦	244,866	188,120
Fair value of plan assets		(158,345)	(102,179)

	￦	86,521	85,941

(4)	Principal actuarial assumptions as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Discount rate for defined benefit obligations	3.28%~4.75%	4.11%~6.15%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.28%~5.34%	2.00%~8.11%
Expected rate of salary increase	3.00%~5.81%	3.50%~5.10%

Discount rate for defined benefit obligation is determined based on the respective Group entities’ credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

(5)	Changes in defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
	(In millions of won)
Beginning balance	￦	188,120	160,363
Current service cost		77,060	63,925
Interest cost		8,119	9,086
Actuarial loss		19,942	30,503
Benefits paid		(46,066)	(77,754)
Others(*)		(2,309)	1,997

Ending balance	￦	244,866	188,120

(*)	Others include effects of changes in consolidation scope of (-) ￦4,185 million in relation to the disposal of Ntreev Soft Co., Ltd. and transfers to construction in progress during the year ended December 31, 2012.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(6)	Changes in plan assets for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
	(In millions of won)
Beginning balance	￦	102,179	92,493
Expected return on plan assets		4,314	4,059
Actuarial gain (loss)		447	(1,048)
Contributions by employer directly to plan assets		60,533	44,961
Benefits paid		(9,108)	(38,343)
Others		(20)	57

Ending balance	￦	158,345	102,179

(7)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Current service cost	￦	77,060	63,925	81,753
Interest cost		8,119	9,086	8,211
Expected return on plan assets		(4,314)	(4,059)	(3,292)

	￦	80,865	68,952	86,672

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(8)	Details of plan assets as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Equity instruments	￦	1,221	—
Debt instruments		34,269	12,455
Short-term financial instruments, etc.		122,855	89,724

	￦	158,345	102,179

Actual return on plan assets for the years ended December 31, 2012, 2011 and 2010 amounted to ￦4,761 million, ￦3,011 million and ￦2,616 million, respectively.

20.	Derivative Instruments

(1) Currency swap contracts under cash flow hedge accounting

The Group has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of December 31, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ￦2,391 million (net of tax effect totaling ￦263 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦12,310 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

December 31, 2012, in connection with unsettled foreign currency swap contracts to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ￦37,047 million (net of tax effect totaling ￦11,828 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦28,628 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, a gain on valuation of the currency swap contract which was incurred before application of hedge accounting amounting to ￦129,806 million was recognized in profit or loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦6,152 million (net of tax effect totaling ￦1,964 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦21,668 million) is accounted for as other comprehensive income.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦121 million (net of tax effect totaling ￦39 million and foreign currency translation gain arising from unguaranteed Singapore dollar denominated bonds totaling ￦554 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦5,999 million (net of tax effect totaling ￦1,915 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦11,550 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Barclays and nine other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 700,000,000 issued on November 1, 2012. As of December 31, 2012, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦12,419 million (net of tax effect totaling ￦3,965 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦13,485 million) is accounted for as accumulated other comprehensive loss.

(2) Convertible options not designated as hedged items

The Group sold its entire amount of ownership interests in Etoos Co., Ltd. which have been held by a subsidiary, SK Communications Co., Ltd. for the period prior to 2011, to Etoos Academy. With respect to this transaction, the Group received convertible bonds including convertible options as consideration and recognized losses on the valuation of derivatives of ￦286 million and ￦943 million for the years ended December 31, 2012 and 2011, respectively, in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

As of December 31, 2012, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

				Fair value
	Hedged item	Amount	Duration of Contract	Designated as Cash Flow Hedge		Not Designated	Total
	(In millions of won, thousands of U.S. dollars, Japanese yen, Singapore dollars, and Swiss franc)
Current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 100,000	Oct. 10, 2006 ~ Oct. 10, 2013	￦	9,656	—	9,656
Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 400,000	Jul. 20, 2007 ~ Jul. 20, 2027		52,303	—	52,303
Convertible option	Convertible bonds	KRW 50,000	Sep. 01, 2009 ~ Aug. 31, 2014		—	689	689

Total assets				￦	61,959	689	62,648

Non-current liabilities:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 250,000	Dec. 15, 2011 ~ Dec. 12, 2014		13,552	—	13,552
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD 65,000	Dec. 15, 2011 ~ Dec. 12, 2014		714	—	714
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF 300,000	Jun. 12, 2012 ~ Jun. 12, 2017		19,464	—	19,464
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 700,000	Nov. 1, 2012 ~ May. 1, 2018		29,869	—	29,869

Total liabilities				￦	63,599	—	63,599

21.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won, except for share data)
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(775,464)	(771,928)

	￦	(288,883)	(285,347)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the years ended December 31, 2012 and 2011.

22.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for ￦1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for ￦210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of December 31, 2012 and 2011, the Parent Company has 11,050,712 shares of treasury stock at ￦2,410,451 million.

23.	Retained Earnings

(1)	Retained earnings as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		874,899	1,551,472

	￦	12,124,657	11,642,525

(2)	Legal reserve

The Korean Commercial Law requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

24.	Reserves

(1)	Details of reserves, net of taxes as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Unrealized fair value of available-for-sale financial assets	￦	207,063	354,951
Other comprehensive income of investments in associates		(175,044)	(93,599)
Unrealized fair value of derivatives		(46,652)	(25,100)
Foreign currency translation differences for foreign operations		(11,003)	23,812

	￦	(25,636)	260,064

(2)	Changes in reserves for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
	(In millions of won)
Balance at January 1, 2012	￦	354,951	(93,599)	(25,100)	23,812	260,064
Changes		(194,929)	(75,448)	(26,114)	(34,815)	(331,306)
Tax effect		47,041	(5,997)	4,562	—	45,606

Balance at December 31, 2012	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)

	2011
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
	(In millions of won)
Balance at January 1, 2011	￦	793,645	(91,413)	(56,862)	(2,314)	643,056
Changes		(555,612)	(906)	40,865	26,126	(489,527)
Tax effect		116,918	(1,280)	(9,103)	—	106,535

Balance at December 31, 2011	￦	354,951	(93,599)	(25,100)	23,812	260,064

(3)	Details of changes in fair value of available-for-sale financial assets for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Before taxes		Income tax effect	After taxes
	(In millions of won)
Balance at January 1, 2012	￦	467,846	(112,895)	354,951
Amount recognized as other comprehensive income during the year		(43,135)	10,249	(32,886)
Amount reclassified through profit or loss		(151,794)	36,792	(115,002)

Balance at December 31, 2012	￦	272,917	(65,854)	207,063

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2011
	Before taxes		Income tax effect	After taxes
	(In millions of won)
Balance at January 1, 2011	￦	1,023,458	(229,813)	793,645
Amount recognized as other comprehensive income during the year		(418,349)	84,227	(334,122)
Amount reclassified through profit or loss		(137,263)	32,691	(104,572)

Balance at December 31, 2011	￦	467,846	(112,895)	354,951

(4)	Details of changes in valuation of derivatives for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Before taxes		Income tax effect	After taxes
	(In millions of won)
Balance at January 1, 2012	￦	(36,583)	11,483	(25,100)
Amount recognized as other comprehensive income during the year		(29,883)	4,327	(25,556)
Amount reclassified through profit or loss		3,768	236	4,004

Balance at December 31, 2012	￦	(62,698)	16,046	(46,652)

	2011
	Before taxes		Income tax effect	After taxes
	(In millions of won)
Balance at January 1, 2011	￦	(77,448)	20,586	(56,862)
Amount recognized as other comprehensive income during the year		55,158	(13,023)	42,135
Amount reclassified through profit or loss		(14,293)	3,920	(10,373)

Balance at December 31, 2011	￦	(36,583)	11,483	(25,100)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

25.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Other Operating Income:
Reversal of allowance for doubtful accounts	￦	5,343	2,301	805
Gain on disposal of property and equipment and intangible assets		162,590	6,275	11,340
Others		33,476	41,153	68,380

	￦	201,409	49,729	80,525

Other Operating Expenses:
Communication expenses	￦	69,985	64,404	62,793
Utilities		197,734	168,288	163,145
Taxes and dues(*)		91,846	47,467	55,353
Repair		223,247	250,801	232,557
Research and development		304,557	271,382	270,603
Training		39,596	38,139	32,590
Bad debt for accounts receivables — trade		52,351	83,748	77,780
Travel		31,642	32,973	29,275
Supplies and other		146,390	106,855	100,523
Loss on disposal of property and equipment and intangible assets		15,117	21,136	70,025
Loss on disposal of investment assets		1,307	434	11,329
Loss on impairment of property and equipment and intangible assets		38,623	2,580	12,293
Donations		81,357	104,656	204,876
Bad debt for accounts receivable — other		30,107	12,847	12,293
Other		23,406	26,769	55,339

	￦	1,347,265	1,232,479	1,390,774

(*)	Taxes and dues for the year ended December 31, 2012 includes ￦20.3 billion fined against the Group for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Group’s appeal of the case is currently pending.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Finance Income:
Interest income	￦	99,967	168,148	237,392
Dividend income		27,732	26,433	28,680
Gain on foreign currency transactions		6,738	11,134	10,163
Gain on foreign currency translation		4,065	1,985	16,950
Gain on disposal of long-term investment securities		282,605	164,454	174,801
Reversal of loss on impairment of investment securities		—	—	39
Gain on valuation of derivatives		—	3,785	1,241
Gain on settlement of derivatives		26,103	—	7,951
Gain on valuation of financial asset at fair value through profit or loss		—	2,617	—
Gain on valuation of financial liability at fair value through profit or loss		—	63,769	—

	￦	447,210	442,325	477,217

Finance Costs:
Interest expense	￦	412,379	297,172	379,289
Loss on foreign currency transactions		7,216	10,382	14,471
Loss on foreign currency translation		4,608	6,409	1,788
Loss on disposal of long-term investment securities		10,802	447	2,368
Loss on valuation of derivatives		286	943	19,198
Loss on settlement of derivatives		1,232	15,577	—
Loss on valuation of financial asset at fair value through profit or loss		1,262	—	—
Loss on valuation of financial liability at fair value through profit or loss		7,793	—	19,233
Loss on redemption of debentures		2,099	—	—
Other finance costs(*)		190,620	12,846	5,276

	￦	638,297	343,776	441,623

(*)	See note 26(5)

(2)	Details of interest income included in finance income for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Interest income on cash equivalents and deposits	￦	57,029	61,577	27,987
Interest income on installment receivables and others		42,938	106,571	209,405

	￦	99,967	168,148	237,392

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(3)	Details of interest expense included in finance costs for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Interest expense on bank overdrafts and borrowings	￦	147,727	60,271	89,178
Interest expense on debentures		209,545	208,403	252,646
Interest on finance lease liabilities		2,621	4,422	8,383
Others		52,486	24,076	29,082

	￦	412,379	297,172	379,289

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2012, 2011 and 2010 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 6.

(i)    Finance income

	2012		2011	2010
	(In millions of won)
Financial Assets:
Financial assets at fair value through profit or loss	￦	—	3,013	1,991
Available-for-sale financial assets		317,915	198,547	223,425
Loans and receivables		102,799	173,498	228,909
Derivative financial instruments designated as hedged item		26,103	—	505

		446,817	375,058	454,830

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	67,158	—
Financial liabilities measured at amortized cost		393	109	15,691
Derivative financial instruments designated as hedged item		—	—	6,696

		393	67,267	22,387

	￦	447,210	442,325	477,217

(ii)    Finance costs

	2012		2011	2010
	(In millions of won)
Financial Assets:
Financial assets at fair value through profit or loss	￦	1,262	943	21,064
Available-for-sale financial assets		201,423	13,293	5,772
Loans and receivables		11,824	12,603	16,221
Derivative financial instruments designated as hedged item		1,516	8,088	—

		216,025	34,927	43,057

Financial Liabilities:
Financial liabilities at fair value through profit or loss		7,793	2,353	19,233
Financial liabilities measured at amortized cost		414,479	301,360	379,333
Derivative financial instruments designated as hedged item		—	5,136	—

		422,272	308,849	398,566

	￦	638,297	343,776	441,623

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(iii)    Other comprehensive income

	2012		2011	2010
	(In millions of won)
Financial Assets:
Available-for-sale financial assets	￦	(149,082)	(433,546)	(204,325)
Derivative financial instruments designated as hedged item		(23,527)	20,890	(59,348)

		(172,609)	(412,656)	(263,673)

Financial Liabilities:
Derivative financial instruments designated as hedged item		166	8,346	(17,265)

		166	8,346	(17,265)

	￦	(172,443)	(404,310)	(280,938)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2012, 2011 and 2010 are as follows.

	2012		2011	2010
	(In millions of won)
Available-for-sale financial assets (*)	￦	190,620	12,846	3,404
Bad debt for accounts receivable — trade		52,351	83,748	77,780
Bad debt for accounts receivable — other		30,107	12,847	12,293

	￦	273,078	109,441	93,477

(*)	This is included in other finance costs (note 26(1)).

27.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2012, 2011 and 2010 consist of the following:

	2012		2011	2010
	(In millions of won)
Current tax expense
Current tax payable	￦	207,623	530,232	546,951
Adjustments recognized in the period for current tax of prior periods		(68,741)	90,389	11,847

		138,882	620,621	558,798

Deferred tax expense
Changes in net deferred tax assets		103,480	(120,718)	(78,214)
Tax directly charged to equity		50,053	108,563	78,727
Changes in scope of consolidation		(3,611)	330	—
Others (exchange rate differences, etc.)		7,083	159	74

		157,005	(11,666)	587

Income tax for continuing operation	￦	295,887	608,955	559,385

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2012, 2011 and 2010 is attributable to the following:

	2012		2011	2010
	(In millions of won)
Income taxes at statutory income tax rate	￦	374,853	538,087	575,807
Non-taxable income		(5,039)	(10,230)	(8,381)
Non-deductible expenses		19,410	7,994	43,382
Tax credit and tax reduction		(72,947)	(42,572)	(30,443)
Tax effects of temporary differences, unused tax losses and unused tax credits not recognized in deferred tax assets		5,723	33,170	7,666
Additional income tax (refund) for prior periods		(32,071)	90,389	(6,632)
Deferred tax effect from statutory tax rate change for future periods		5,958	(7,883)	(22,014)

Income tax for continuing operation	￦	295,887	608,955	559,385

For the year ended December 31, 2011, additional income tax for prior periods is recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Parent Company’s tax returns from 2005 to 2009.

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011	2010
	(In millions of won)
Net change in fair value of available-for-sale financial assets	￦	47,041	116,918	55,597
Share of other comprehensive income of associates		(5,997)	(1,280)	(36)
Gain or loss on valuation of derivatives		4,562	(9,103)	17,715
Actuarial gain or loss		4,447	6,276	35
Loss on disposal of treasury stock		—	(2,980)	—
Others		—	(1,268)	5,416

	￦	50,053	108,563	78,727

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2012 and 2011 are as follows:

	2012
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
	(In millions of won)
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	41,451	(126)	10,657	—	(10)	51,972
Accrued interest income		(1,400)	29	(411)	—	—	(1,782)
Available-for-sale financial assets		(79,778)	(154)	46,310	47,041	—	13,419
Investments in subsidiaries and associates		33,439	—	39,549	(5,997)	(22)	66,969
Property and equipment (depreciation)		(210,720)	—	(62,220)	—	—	(272,940)
Provisions		185,266	(31)	(98,667)	—	(1)	86,567
Retirement benefit obligation		19,245	(801)	(6,042)	4,447	—	16,849
Gain or loss on valuation of derivatives		11,216	—	116	4,562	—	15,894
Gain or loss on foreign currency translation		9,210	6	10,436	—	—	19,652
Tax free reserve for research and manpower development		(53,460)	220	22,147	—	—	(31,093)
Goodwill relevant to leased line		116,287	—	(47,612)	—	—	68,675
Unearned revenue (activation fees)		116,512	—	(19,402)	—	—	97,110
Others		35,117	(1,981)	(64,056)	—	7,116	(23,804)

		222,385	(2,838)	(169,195)	50,053	7,083	107,488

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		4,419	—	12,190	—	—	16,609
Tax credit carryforwards		774	(773)	—	—	—	1

		5,193	(773)	12,190	—	—	16,610

	￦	227,578	(3,611)	(157,005)	50,053	7,083	124,098

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2011
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
	(In millions of won)
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,748	—	(10,300)	—	3	41,451
Accrued interest income		(716)	—	(684)	—	—	(1,400)
Available-for-sale financial assets		(241,325)	—	44,629	116,918	—	(79,778)
Investments in subsidiaries and associates		18,941	—	15,610	(1,280)	168	33,439
Property and equipment (depreciation)		(196,282)	—	(14,438)	—	—	(210,720)
Provisions		180,965	—	4,300	—	1	185,266
Retirement benefit obligation		10,027	—	2,942	6,276	—	19,245
Gain or loss on valuation of derivatives		(5,727)	—	26,046	(9,103)	—	11,216
Gain or loss on foreign currency translation		7,634	—	1,576	—	—	9,210
Tax free reserve for research and manpower development		(80,740)	—	27,280	—	—	(53,460)
Goodwill relevant to leased line		140,809	—	(24,522)	—	—	116,287
Unearned revenue (activation fees)		117,432	—	(920)	—	—	116,512
Others		103,584	330	(64,536)	(4,248)	(13)	35,117

		106,350	330	6,983	108,563	159	222,385

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		78	—	4,341	—	—	4,419
Tax credit carryforwards		432	—	342	—	—	774

		510	—	4,683	—	—	5,193

	￦	106,860	330	11,666	108,563	159	227,578

(5)	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Allowance for doubtful accounts	￦	145,053	140,010
Investments in subsidiaries and associates		869,486	797,955
Other temporary differences		157,664	210,616
Unused tax loss carryforwards		792,796	836,752
Unused tax credit carryforwards		141	899

	￦	1,965,140	1,986,232

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(6)	The expirations of the tax loss carryforwards and tax credit carryforwards of the Group related to certain subsidiaries which are expected to be utilized, as of December 31, 2012 are as follows:

	Tax loss carryforwards		Tax credit carryforwards
	(In millions of won)
Less than 1 year	￦	188,467	—
1 ~ 2 years		15,344	138
2 ~ 3 years		3,305	3
More than 3 years		585,680	—

	￦	792,796	141

28.	Earnings per Share

(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2012, 2011 and 2010 are calculated as follows:

	2012		2011	2010
	(In millions of won, shares)
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,271,632	1,661,984	1,888,658
Weighted average number of common shares outstanding		69,694,999	70,591,937	71,942,387

Basic earnings per share from continuing operations (In won)	￦	18,246	23,544	26,252

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,151,705	1,612,889	1,841,613
Weighted average number of common shares outstanding		69,694,999	70,591,937	71,942,387

Basic earnings per share (In won)	￦	16,525	22,848	25,598

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2012, 2011 and 2010 are calculated as follows:

	2012		2011	2010
	(In millions of won)
Profit attributable to owners of the Parent Company	￦	1,151,705	1,612,889	1,841,613
Results of discontinued operation attributable to owners of the Parent Company		119,927	49,095	47,045

Profit attributable to owners of the Parent Company from continuing operation	￦	1,271,632	1,661,984	1,888,658

3)	The weighted average number of common shares outstanding for the years ended December 31, 2012, 2011 and 2010 are calculated as follows:

	Number of shares	Weighted number of days	Weighted number of shares
	(In shares)
Outstanding common shares at January 1, 2012	80,745,711	366/366	80,745,711
Effect of treasury stock	(11,050,712)	366/366	(11,050,712)

Number of shares at December 31, 2012	69,694,999		69,694,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	Number of shares	Weighted number of days	Weighted number of shares
	(In shares)
Outstanding common shares at January 1, 2011	80,745,711	365/365	80,745,711
Beginning treasury stock	(9,650,712)	365/365	(9,650,712)
Acquisition of treasury stock	(1,400,000)	131/365	(503,062)

Number of shares at December 31, 2011	69,694,999		70,591,937

	Number of shares	Weighted number of days	Weighted number of shares
	(In shares)
Outstanding common shares at January 1, 2010	80,745,711	365/365	80,745,711
Beginning treasury stock	(8,400,712)	365/365	(8,400,712)
Acquisition of treasury stock	(1,250,000)	118/365	(402,612)

Number of shares at December 31, 2010	71,094,999		71,942,387

(2) Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 are calculated as follows:

	2012		2011	2010
	(In millions of won, shares)
Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Diluted profit attributable to owners of the Parent Company from continuing operations	￦	1,282,431	1,666,604	1,893,615
Weighted average number of common shares outstanding		72,021,148	72,784,039	74,033,383

Diluted earnings per share from continuing operations (In won)	￦	17,806	22,898	25,578

Diluted earnings per share attributable to owners of the Parent Company:
Diluted profit attributable to owners of the Parent Company	￦	1,162,504	1,617,509	1,846,570
Weighted average number of common shares outstanding		72,021,148	72,784,039	74,033,383

Diluted earnings per share (In won)	￦	16,141	22,223	24,942

2)	Diluted profit attributable to owners of the Parent Company from continuing operations for the years ended December 31, 2012, 2011 and 2010 are calculated as follows:

	2012
	Continuing operations		Discontinued operation	Total
	(In millions of won)
Profit attributable to owners of the Parent Company	￦	1,271,632	(119,927)	1,151,705
Effect of exchangeable bonds		10,799	—	10,799

Diluted profit attributable to owners of the Parent Company	￦	1,282,431	(119,927)	1,162,504

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

	2011
	Continuing operations		Discontinued operation	Total
	(In millions of won)
Profit attributable to owners of the Parent Company	￦	1,661,984	(49,095)	1,612,889
Effect of exchangeable bonds		4,620	—	4,620

Diluted profit attributable to owners of the Parent Company	￦	1,666,604	(49,095)	1,617,509

	2010
	Continuing operations		Discontinued operation	Total
	(In millions of won)
Profit attributable to owners of the Parent Company	￦	1,888,658	(47,045)	1,841,613
Effect of exchangeable bonds		4,957	—	4,957

Diluted profit attributable to owners of the Parent Company	￦	1,893,615	(47,045)	1,846,570

	2012		2011	2010
	(In millions of won)
Profit attributable to owners of the Parent Company	￦	1,151,705	1,612,889	1,841,613
Results of discontinued operation attributable to owners of the Parent Company		119,927	49,095	47,045

Profit attributable to owners of the Parent Company from continuing operation	￦	1,271,632	1,661,984	1,888,658

3)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2012, 2011 and 2010 are calculated as follows:

	2012	2011	2010
	(In shares)
Weighted average number of common shares outstanding	69,694,999	70,591,937	71,942,387
Effect of exchangeable bonds(*)	2,326,149	2,192,102	2,090,996

Adjusted weighted average number of common shares outstanding	72,021,148	72,784,039	74,033,383

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock

(3)    Basic loss per share from discontinued operation

	2012	2011	2010
	(In millions of won, shares)
Loss from discontinued operation attributable to owners of the Parent Company	119,927	49,095	47,045
Weighted average number of common shares outstanding	69,694,999	70,591,937	71,942,387

Basic loss per share (In won)	1,721	695	654

Diluted loss per share from discontinued operation is the same as basic loss per share from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

29.	Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2012 and 2011 are as follows:

Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
	(In millions of won, except for face value and share data)
2012	Cash dividends (Interim)	69,694,999	500	200%	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%	585,438

					655,133

2011	Cash dividends (Interim)	71,094,999	500	200%	71,095
	Cash dividends (Year-end)	69,694,999	500	1,680%	585,438

					656,533

2010	Cash dividends (Interim)	72,344,999	500	200%	72,345
	Cash dividends (Year-end)	71,094,999	500	1,680%	597,198

					669,543

(2)    Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2012 and 2011 are as follows:

Year	Dividends calculated	Profit	Dividends payout ratio
	(In millions of won)
2012	655,133	1,151,705	56.88%
2011	656,533	1,612,889	40.71%
2010	669,543	1,841,613	36.36%

(3)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2012 and 2011 are as follows:

Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
	(In won)
2012	Cash dividend	9,400	152,500	6.16%
2011	Cash dividend	9,400	141,500	6.64%
2010	Cash dividend	9,400	173,500	5.42%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

30.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2012 and 2011 are as follows:

	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable — trade		—	—	1,968,297	—	1,968,297
Loans and other receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	1,650,794	—	1,650,794
Financial instruments		—	—	987,192	—	987,192
Short-term investment securities		—	94,829	—	—	94,829
Long-term investment securities(*1)		16,617	1,521,328	—	—	1,537,945
Accounts receivable — trade		—	—	1,835,641	—	1,835,641
Loans and other receivables(*2)		—	—	1,377,750	—	1,377,750
Derivative financial assets(*3)		1,018	—	—	252,935	253,953

	￦	17,635	1,616,157	5,851,377	252,935	7,738,104

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*2)	Details of loans and other receivables as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Short-term loans	￦	84,908	100,429
Accounts receivable — other		582,098	908,836
Accrued income		8,715	21,847
Other current assets		431	462
Long-term loans		69,299	95,565
Long-term accounts receivable — other		—	5,393
Guarantee deposits		236,242	245,218

	￦	981,693	1,377,750

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2012 and 2011 are as follows:

	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
	(In millions of won)
Accounts payable — trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures (*1)		405,678	5,171,321	—	5,576,999
Accounts payable — other and others (*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,390	63,599	10,627,667

	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
	(In millions of won)
Accounts payable — trade	￦	—	195,391	—	195,391
Derivative financial liabilities		—	—	4,645	4,645
Borrowings		—	1,035,075	—	1,035,075
Debentures (*1)		397,886	4,363,002	—	4,760,888
Accounts payable — other and others (*2)		—	3,312,642	—	3,312,642

	￦	397,886	8,906,110	4,645	9,308,641

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(*2)	Details of accounts payable — other and other payables as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Accounts payable — other	￦	1,811,038	1,507,877
Withholdings		1,840	10,416
Accrued expenses		890,863	744,673
Current portion of long-term payables — other		177,870	120,452
Long-term payables — other		715,508	847,496
Finance lease liabilities		22,036	41,940
Other non-current liabilities		27,331	39,788

	￦	3,646,486	3,312,642

31.	Financial Risk Management

(1)    Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)    Market risk

(i)    Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

Monetary foreign currency assets and liabilities as of December 31, 2012 are as follows:

	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
	(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
USD	127,122	￦	136,161	1,859,170	￦	1,991,357
EUR	8,573		12,142	3,890		5,509
JPY	141,818		1,769	26,701		333
SGD	—		—	64,629		56,581
CHF	—		—	298,137		349,744
Others	65		36	3,104		5,157

		￦	150,108		￦	2,408,681

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

As of December 31, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

	If increased by 10%		If decreased by 10%
	(In millions of won)
USD	￦	(32,007)	32,007
EUR		663	(663)
JPY		144	(144)
SGD		(1)	1
Others		(512)	512

	￦	(31,713)	31,713

(ii)    Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2012, available-for-sale equity instruments measured at fair value amount to ￦765,760 million.

(iii)    Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2012, floating-rate debentures and borrowings amount to ￦324,681 million and ￦107,110 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 20) If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2012 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2012 and 2011 are as follows:

	2012		2011
	(In millions of won)
Cash and cash equivalents	￦	920,125	1,650,794
Financial instruments		514,561	987,192
Available-for-sale financial assets		998,483	1,616,157
Accounts receivable — trade		1,968,297	1,835,641
Loans and other receivables		981,693	1,377,750
Derivative financial assets		61,959	252,935
Financial assets at fair value through profit or loss		16,045	17,635

	￦	5,461,163	7,738,104

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2012, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2012.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 27.

3)    Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2012 are as follows:

	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
	(In millions of won)
Accounts payable — trade	￦	253,884	253,884	253,871	13	—
Derivative financial liabilities		63,599	66,786	19,872	45,708	1,206
Borrowings		1,086,699	1,129,345	738,006	391,339	—
Debentures(*1)		5,576,999	6,716,105	808,973	3,534,945	2,372,187
Accounts payable — other and others(*2)		3,646,486	4,173,222	3,261,146	606,868	305,208

	￦	10,627,667	12,339,342	5,081,868	4,578,873	2,678,601

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.

(*2)	Excludes discounts on accounts payable-other and others.

(2)    Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2011.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

Debt-equity ratio as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	(In millions of won)
Liabilities	￦	12,740,777	11,633,327
Equity		12,854,782	12,732,709

Debt-equity ratio		99.11%	91.37%

(3)    Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable — trade, and accounts payable — trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2012 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and debentures	3.12% ~ 3.20%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

1)    Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

	December 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
	(In millions of won)
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	16,045	16,045	17,635	17,635
Derivative financial assets		61,959	61,959	252,935	252,935
Available-for-sale financial assets		765,759	765,759	1,129,928	1,129,928

	￦	843,763	843,763	1,400,498	1,400,498

Assets carried at amortized cost
Cash and cash equivalents	￦	920,125	920,125	1,650,794	1,650,794
Available-for-sale financial assets		232,724	232,724	486,229	486,229
Accounts receivable — trade and others		2,949,990	2,949,990	3,213,391	3,213,391
Financial instruments		514,561	514,561	987,192	987,192

	￦	4,617,400	4,617,400	6,337,606	6,337,606

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	397,886	397,886
Derivative financial liabilities		63,599	63,599	4,645	4,645

	￦	469,277	469,277	402,531	402,531

Liabilities carried at amortized cost
Accounts payable — trade	￦	253,884	253,884	195,391	195,391
Borrowings		1,086,699	1,100,464	1,035,075	1,035,075
Debentures		5,171,321	5,461,142	4,363,002	4,562,156
Accounts payable — other and others		3,646,486	3,646,486	3,312,642	3,312,642

	￦	10,158,390	10,461,976	8,906,110	9,105,264

2)    Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of December 31, 2012.

	Level 1		Level 2	Level 3	Total
	(In millions of won)
Financial assets at fair value through profit or loss	￦	—	15,356	689	16,045
Derivative financial assets		—	61,959	—	61,959
Available-for-sale financial assets		584,028	56,159	125,572	765,759
Financial liabilities at fair value through profit or loss		405,678	—	—	405,678
Derivative financial liabilities		—	63,599	—	63,599

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the year ended December 31, 2012 are as follows:

	Balance at Jan. 1		Acquisition	Loss for the period	Other comprehensive income	Disposal	Balance at Dec. 31
	(In millions of won)
Financial assets at fair value through profit or loss	￦	1,018	—	(329)	—	—	689
Available-for-sale financial assets		197,019	3,980	(47,349)	5,985	(34,063)	125,572

32.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the years ended December 31, 2012, 2011 and 2010, and account balances as of December 31, 2012 and 2011 are as follows:

(1)    Transactions

	Operating revenue and others
	2012		2011	2010
	(In millions of won)
Parent Company	￦	1,339	1,068	1,486
Associates		686,335	184,836	14,252
Others		70,553	125,613	84,543

	￦	758,227	311,517	100,281

	Operating expense and others
	2012		2011	2010
	(In millions of won)
Parent Company	￦	224,667	207,264	33,906
Associates		523,910	564,695	378,973
Others		3,672,146	2,774,333	2,541,761

	￦	4,420,723	3,546,292	2,954,640

Operating revenue include commission received in relation to the interconnection charges and satellite lease. Operating expense include commission paid in relation to the service provided by related parties.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(2)    Account balances

	Accounts receivable and others			Accounts payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
	(In millions of won)
Parent Company	￦	310	147	—	—
Associates		68,768	81,427	164,783	46,534
Others		55,757	41,983	520,487	461,144

	￦	124,835	123,557	685,270	507,678

(3)    Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Salaries	￦	8,893	9,643	2,994
Provision for retirement benefits		799	837	702

		9,692	10,480	3,696

33.	Commitments and Contingencies

(1)    Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans during the year ended December 31, 2011. As of December 31, 2012,

SK Broadband Co., Ltd. has provided its properties as collateral as follows: ￦65,000 million to Hana Bank, ￦65,000 million to IBK Capital and ￦52,000 million to Kookmin Bank, respectively. SK Broadband Co., Ltd., has also provided its short-term financial instruments as collateral as follows: ￦60,000 million to Korea Exchange Bank, ￦35,000 million to Hana Bank, ￦34,000 million to NH Bank and ￦20,000 million to Woori Bank, respectively.

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ￦15,200 million as of December 31, 2012.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for ￦40,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged ￦52,000 million of inventory as collateral to Shinhan Bank as of December 31, 2012.

(2)    Guarantee provided

As of December 31, 2012, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,992,522, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

(3)    Contingencies

As of December 31, 2012, the Group recorded ￦5,459 million of indemnities as accrued expense as SK Broadband Co., Ltd., a subsidiary, has partially lost the first trial relating to the violation of customer’s privacy (plaintiff’s claims of ￦24,689 million) during the year ended December 31, 2011.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

As of December 31, 2012, the claim amount of pending litigation of SK Communications Co., Ltd., a subsidiary, amounts to ￦3,384 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

34.	Discontinued Operation

(1)    Discontinued operation

During the year ended December 31, 2012, SK Telink Co., Ltd., a subsidiary ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, etc.

In addition, the Group’s profit (loss) of discontinued operations, which include financial information related to SK i-media which was sold during the year ended December 31, 2011 with nil proceeds and SK-KTB Music Investment Fund which was liquidated ruing the year ended December 31, 2010, are separately presented.

(2)    Results of discontinued operation

Results of discontinued operation included in the consolidated statements of income for the years ended December 31, 2012 and 2011 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operation.

	2012		2011	2010
	(In millions of won)
Results of discontinued operation:
Operating revenue and other income	￦	3,192	14,223	49,662
Operating expense		(161,199)	(73,601)	(111,829)

Operating loss generated by discontinued operation		(158,007)	(59,378)	(62,167)
Finance income and costs		—	(145)	308
Income tax benefit		18,670	9,862	14,855

Loss generated by discontinued operation	￦	(139,337)	(49,661)	(47,004)

Attributable to :
Owners of the Parent Company		(119,927)	(49,095)	(47,045)
Non-controlling interests		(19,410)	(566)	41

(3)    Cash flows from (used in) discontinued operation

Cash flows from (used in) discontinued operation for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011	2010
	(In millions of won)
Cash flow used in discontinued operation:
Net cash used in operating activities	￦	(4,858)	(11,937)	(29,123)
Net cash provided by (used in) investing activities		(303)	4	(6,131)
Net cash used in financing activities		(9,475)	(8,227)	(79,325)

Net cash used in discontinued operation	￦	(14,636)	(20,160)	(114,579)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011	2010
	(In millions of won)
Interest income	￦	(99,967)	(168,148)	(237,392)
Dividend income		(27,732)	(26,433)	(28,680)
Gain on foreign currency translation		(4,065)	(1,985)	(16,950)
Gain on disposal of long-term investment securities		(282,605)	(164,454)	(174,801)
Reversal of loss on impairment of investment securities		—	—	(39)
Gain on valuation of derivatives		—	(3,785)	(1,241)
Gain on settlement of derivatives		(26,103)	—	(7,951)
Losses related to investments in subsidiaries and associates, net		24,279	47,149	3,414
Gain on disposal of property, equipment and intangible assets		(162,590)	(6,275)	(11,340)
Reversal of allowance for doubtful accounts		(5,902)	(2,301)	(805)
Gain on valuation of financial assets at fair value through profit or loss		—	(2,617)	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	(63,769)	—
Other income		(2,558)	(1,732)	(5,164)
Interest expenses		412,379	297,172	379,289
Loss on foreign currency translation		4,608	6,409	1,788
Loss on disposal of short-term investment securities		—	—	1,866
Loss on disposal of long-term investment securities		10,802	447	2,368
Other finance costs		190,620	12,846	3,404
Loss on valuation of derivatives		286	943	19,198
Loss on settlement of derivatives		1,232	15,577	—
Loss on redemption of debentures		2,099	—	—
Income tax expense		277,217	599,093	544,530
Provision for retirement benefits		80,865	68,814	86,672
Depreciation and amortization		2,613,018	2,482,703	2,302,264
Bad debt expenses		52,393	83,748	77,780
Loss on disposal of property, equipment and intangible assets		15,117	21,136	70,025
Impairment loss on property, equipment and intangible assets		160,210	2,580	12,293
Loss on valuation of financial assets at fair value through profit or loss		1,262	—	—
Loss on valuation of financial liabilities at fair value through profit or loss		7,793	—	19,233
Bad debt for accounts receivable — other		30,107	12,847	12,293
Impairment loss on other investment securities		1,307	434	11,329
Other expenses		15,789	15,283	26,137

	￦	3,289,861	3,225,682	3,089,520

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011	2010
	(In millions of won)
Accounts receivable — trade	￦	(183,238)	61,728	(6,636)
Accounts receivable — other		288,739	1,617,947	(115,643)
Accrued income		9,530	12,570	(14,976)
Advance payments		40,664	30,734	(66,474)
Prepaid expenses		18,525	64,165	18,695
Proxy paid V.A.T.		(963)	—	—
Inventories		(108,904)	(132,223)	(98,275)
Other current assets		—	(12,270)	(7,416)
Long-term accounts receivables — other		5,393	521,691	234,563
Guarantee deposits		19,460	—	—
Accounts payable — trade		74,923	4,528	19,433
Accounts payable — other		260,158	66,048	138,965
Advanced receipts		(7,977)	(4,721)	20,549
Withholdings		234,048	97,380	133,924
Deposits received		(6,089)	—	—
Accrued expenses		153,641	(24,961)	67,678
Advanced V.A.T.		(3,955)	—	—
Unearned revenue		(83,436)	(55,799)	(63,179)
Provisions		(373,213)	—	(62,689)
Long-term provisions		(33,254)	—	—
Plan assets		(51,422)	(6,618)	(14,372)
Retirement benefit payment		(46,066)	(77,754)	—
Other non-current liabilities		—	4,697	(6,874)
Others		(2,256)	13,081	100,079

	￦	204,308	2,180,223	277,352

(3)	Significant non-cash transactions for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011	2010
	(In millions of won)
Accounts payable — other related to acquisition of tangible assets and others	￦	8,010	876,796	—
Transfer from available-for-sale financial assets to investment in associates		8,130	—	—

36.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011	2010
	(In millions of won)
Cash dividends received from consolidated subsidiaries	￦	5,739	6,537	9,016
Cash dividends received from unconsolidated subsidiaries		—	—	—
Cash dividends received from associates		—	8,091	3,402

	￦	5,739	14,628	12,418

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2012, 2011 and 2010

37.	Subsequent Events

(1)    Disposal of subsidiary and acquisition of subsidiary

As described in note 9, the Group disposed ownership interests in SKY Property Mgmt. Ltd. of 27%, which were accounted for as non-current assets and liabilities held for sale as of December 31, 2012, to SK Innovation Co., Ltd., a related party on January 11, 2013. In addition, SK Marketing & Company Co. Ltd. became a subsidiary of the Group as the Group acquired 50% of ownership interests in SK Marketing & Company Co. Ltd. from SK Innovation Co., Ltd. on January 11, 2013.

(2)    Issuance of note

At January 17, 2013, the Group issued unsecured private bonds of AUD 300 million with fixed interest rate of 4.75% and maturity of November 17, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Sung Min Ha
Name:	Sung Min Ha
Title:	President & Chief Executive Officer

Date: April 30, 2013