Form 20-F
period 2013-12-31
SK TELECOM CO LTD
filed 2014-04-30
CIK 1015650

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

SK T-Tower

65, Eulji-ro, Jung-gu, Seoul, Korea

(Address of principal executive offices)

Ms. Tae Hee Kim

65, Eulji-ro, Jung-gu, Seoul, Korea

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

70,936,336 shares of common stock, par value ￦500 per share (not including 9,809,375 shares of common stock held by the company as treasury shares)

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

All references to “Won,” “(Won)” or “￦” in this annual report are to the currency of Korea, all references to “Dollars,” “$” or “US$” are to the currency of the United States of America, all references to “SGD” or “SG$” are to the currency of Singapore, all references to “CHF” or “Franc” are to the currency of Switzerland, all references to “MYR” are to the currency of Malaysia, all references to “€” are to the currency of the European Union, all references to “£” are to the currency of the United Kingdom, all references to “Renminbi” are to the currency of the People’s Republic of China and all references to “Australian Dollars” or “AUD” are to the currency of the Commonwealth of Australia.

Pursuant to amendments to the Government Organization Act and the Act on the Establishment and Operation of Korea Communications Commission, both effective as of March 23, 2013, the Ministry of Science, ICT and Future Planning (the “MSIP”) was established. The MSIP is charged with regulating information and telecommunications, which function was formerly performed by the Korea Communications Commission (the “KCC”) under the previous Government. The KCC, which had taken over the regulatory functions relating to information and telecommunications policies and radio and broadcasting management from the Ministry of Information and Communication (the “MIC”) in 2008, is currently charged with regulating the public interest aspects of and fairness in broadcasting. In this annual report, we refer to the MIC and the KCC as the relevant governmental authorities in connection with any approval granted or action taken by the MIC or the KCC, as applicable, prior to such amendments and to the MSIP or other relevant governmental authority in connection with any approval granted or to be granted or action taken or to be taken by the MSIP or such other relevant governmental authority subsequent to such amendments.

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 included in this annual report.

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

•

our implementation of high-speed downlink packet access (“HSDPA”) technology, high-speed uplink packet access (“HSUPA”) technology, evolved high-speed uplink packet access (“HSPA+”) technology, wireless broadband Internet (“WiBro”) technology, long-term evolution (“LTE”) technology and long-term evolution advanced (“LTE-A”) technology;

•

our plans for capital expenditures in 2014 for a range of projects, including investments to improve our LTE network and deploy our LTE-A products, investments to maintain our wide-band code division multiple access (“WCDMA”) network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our business-to-business (“B2B”) solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission of Korea (the “FSC”) and the Korea Exchange Inc. (the “Korea Exchange”) under the Financial Investment Services and Capital Markets Act (the “FSCMA”). English translations of such financial statements are furnished to the SEC on Form 6-K. Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by the KASB in 2012. The amendments require operating income, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

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

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS for the year ended December 31, 2011, financial data as of and for the year ended December 31, 2009 derived from our consolidated financial statements prepared in accordance with Korean GAAP have not been included below.

	Year Ended December 31,
	2013		2012			2011			2010
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	16,677.0	￦	16,343.3	(2)	￦	15,852.8	(1)(2)	￦	15,473.4	(1)(2)
Revenue		16,602.1		16,141.4	(2)		15,803.2	(1)(2)		15,392.7	(1)(2)
Other income		74.9		201.9			49.6			80.7
Operating Expense		15,098.6		14,605.6	(2)		13,690.1	(1)(2)		13,139.3	(1)(2)
Operating Income from Continuing Operations		1,578.4		1,737.6	(2)		2,162.7	(1)(2)		2,334.1	(1)(2)
Profit before Income Tax		1,827.1		1,519.4	(2)		2,212.3	(1)(2)		2,363.5	(1)(2)
Profit from Continuing Operations		1,426.3		1,231.2	(2)		1,610.3	(1)(2)		1,813.8	(1)(2)
Profit (Loss) from Discontinued Operation, net of income taxes		183.2		(115.5)			(28.3)			(36.1)
Profit for the Year		1,609.5		1,115.7			1,582.1			1,766.8
Basic Earnings per Share(3)		23,211		16,525			22,848			25,598
Diluted Earnings per Share(4)		23,211		16,141			22,223			24,942
Basic Earnings per Share from Continuing Operations(3)		20,708		18,015			23,339			24,843
Diluted Earnings per Share from Continuing Operations(4)		20,708		17,583			22,699			24,208
Dividends Declared per Share (Won)		9,400		9,400			9,400			9,400
Dividends Declared per Share (US$)(5)		8.9		8.8			8.1			8.3
Weighted Average Number of Shares		70,247,592		69,694,999			70,591,937			71,942,387

	As of December 31,
	2013		2012		2011		2010
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(6)	￦	(945.8)	￦	(880.5)	￦	(556.1)	451.8
Property and Equipment, Net		10,196.6		9,712.7		9,031.0	8,153.4
Total Assets		26,576.5		25,595.6		24,366.0	23,132,4
Non-current Liabilities(7)		6,340.7		6,565.9		4,959.7	4,522.2
Share Capital		44.6		44.6		44.6	44.6
Total Equity		14,166.6		12,854.8		12,732.7	12,408.0

	Year Ended December 31,
	2013		2012		2011		2010
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(8)	￦	2,879.1	￦	3,394.3	￦	2,960.6	￦	2,142.3
R&D Expense		352.4		308.6		291.4		355.9
Internal R&D(9)		352.4		304.6		271.4		274.3
External R&D(10)		0.0		4.0		20.0		81.6
Depreciation and Amortization Expense		2,661.6		2,421.1		2,286.6		2,118.4
Net Cash Provided by Operating Activities		3,558.6		3,999.7		6,306.4		4,343.4
Net Cash Used in Investing Activities		(2,506.5)		(5,309.6)		(4,239.1)		(2,339.0)
Net Cash Provided by (Used in) Financing Activities		(573.2)		585.3		(1,079.3)		(2,246.1)
Margins (% of total sales):
Operating Margin(11)		9.5%		10.6%		13.6%		15.0%
Net Margin(11)		9.7%		6.8%		9.9%		11.3%

	As of or for the Year Ended December 31,
	2013	2012	2011	2010	2009
SELECTED OPERATING DATA
Population of Korea (in millions)(12)	51.1	50.9	50.7	50.5	49.8
Our Wireless Penetration(13)	53.5%	52.9%	52.3%	50.9%	48.8%
Number of Employees(14)	23,789	22,148	20,955	20,143	10,714
Wireless Subscribers(15)	27,352,482	26,961,045	26,552,716	25,705,049	24,269,553
Average Monthly Outgoing Voice Minutes per Subscriber(16)	181	179	192	199	197
Average Monthly Churn Rate(17)	2.3%	2.6%	2.7%	2.7%	2.7%
Cell Sites	44,764	35,584	21,999	17,483	15,979

(1)	As a result of the cessation of the satellite Digital Multimedia Broadcasting (“DMB”) services operated by SK Telink Co., Ltd. (“SK Telink”), SK Telink’s DMB business has been classified as discontinued operations. We applied the accounting effects retrospectively, and accordingly operating revenue and other income, revenue, operating expense, operating income from continuing operations, profit before income tax and profit from continuing operations have been re-presented to exclude results of operations of SK Telink’s DMB business for the year ended December 31, 2011 and 2010, respectively.

(2)	As a result of the disposition of shares of Loen Entertainment by SK Planet Co., Ltd. (“SK Planet”), Loen Entertainment ceased to be our consolidated subsidiary and has been classified as discontinued operations. We applied the accounting effects retrospectively, and accordingly operating revenue and other income, revenue, operating expense, operating income from continuing operations, profit before income tax and profit from continuing operations have been re-presented to exclude results of operations of Loen Entertainment for the year ended December 31, 2012, 2011 and 2010, respectively.

(3)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(4)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(5)	The Dollar amounts shown for the years ended December 31, 2013, 2012, 2011 and 2010 were translated at the rate of Won 1,055.3 to US$1.00, Won 1,063.2 to US$1.00, Won 1,158.5 to US$1.00 and Won 1,130.6 to US$1.00, respectively, the noon buying rates in effect at the end of the respective years.

(6)	Working capital means current assets minus current liabilities.

(7)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 3(21) of the notes to our consolidated financial statements.

(8)	Consists of cash outflows for the acquisition of property and equipment.

(9)	Consists of research and development costs that are expensed as incurred and costs that are amortized during the respective period.

(10)	Includes donations to Korean research institutes and educational organizations. See “Item 4.B. Business Overview — Law and Regulation — Mandatory Contributions and Obligations” and “Item 5.C. Research and Development, Patents and Licenses, etc.”

(11)	Operating revenue and other income and operating income from continuing operations used in the calculation of these ratios exclude the operating revenue and other income and operating income from discontinued operations.

(12)	Population numbers reflect the number of registered residents as published by the Ministry of Security and Public Administration of Korea.

(13)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(14)	Includes regular employees and temporary employees. The number of employees as of December 31, 2013, 2012 and 2011 includes employees of Service Ace Co., Ltd., Service Top Co., Ltd., and Network O&S Co., Ltd., our wholly-owned subsidiaries established in 2010, who were previously employed by third-party outsourcing companies. See “Item 6.D. Employees.”

(15)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2013, 2012 and 2011 include 1,066,848 subscribers, 406,018 subscribers and 55,449 subscribers, respectively, of MVNOs that lease our wireless networks.

(16)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of SK Telecom subscribers for each month in the period, calculated as the average of the number of SK Telecom subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(17)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next generation service, such as LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this annual report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low

	(Won per US$1.00)
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2
2013	1,055.3	1,094.7	1,161.3	1,050.1

	Past Six Months
	High	Low
	(Won per US$1.00)
October 2013	1,075.5	1,057.5
November 2013	1,072.7	1,054.8
December 2013	1,061.4	1,050.1
January 2014	1,083.7	1,050.3
February 2014	1,084.3	1,062.1
March 2014	1,079.6	1,064.1
April 2014 (through April 25)	1,058.3	1,035.4

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 25, 2014, the noon buying rate was Won 1,041.0 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data services that compete directly with our business. The collective market share of these other providers amounts to approximately 50.0%, in terms of numbers of wireless service subscribers, as of December 31, 2013. Since 2000, there has also been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors, including the merger of KT Freetel Co., Ltd. (“KTF”), one of our principal wireless competitors before the merger, into KT Corporation (“KT”), Korea’s principal fixed-line operator, in June 2009 and the merger in January 2010 of LG DACOM Corporation and LG Powercomm Co., Ltd. into LG Telecom Co., Ltd. (“LG Telecom”), which subsequently changed its name to LG Uplus Corp. (“LG U+”). Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. In addition, our broadband Internet access service provided through SK Broadband Co., Ltd. (“SK Broadband”) (formerly, Hanarotelecom Incorporated) competes with other providers of Internet access services, including KT, LG U+ and cable companies, and our fixed-line telephone service provided through SK Broadband competes with KT, as well as providers of voice over Internet protocol (“VoIP”) services. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our current competitors to offer more competitive services and could harm our business and results of operations.

Continued competition from the other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2013, the churn rate in our wireless business ranged from 1.9% to 2.9%, with an average churn rate of 2.3%, which was a decrease from 2.6% in 2012. Intensification of competition in the future may cause our churn rates to increase. The increased competition may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

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

In 2007, the KCC introduced certain regulations to allow telecommunication service providers to bundle their services as well as allow our competitors to employ services provided by us so that they can offer similar discounted package services. Competition intensified as licensed transmission service providers were permitted to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. Moreover, beginning in September 2010, we are required to lease our networks to a mobile virtual network operator (“MVNO”), at such MVNO’s request, at a rate mutually agreed upon that complies with the standards set by the KCC, which remain effective. To date, nine MVNOs have commenced providing wireless telecommunications services using the networks leased from us. Furthermore, CJ HelloVision Co., Ltd. commenced providing wireless voice and data services as an MVNO using the networks leased from KT in January 2012. In addition, Korea Mobile Internet (“KMI”) and Internet Space Time Co., Ltd. (“IST”) applied in 2011 for a license to provide wireless Internet and mobile VoIP services based on WiBro technologies. The KCC rejected KMI’s and IST’s applications in December 2011 and again in February 2013 based on their insufficient technological and financial capabilities, among other factors. KMI reapplied for a license in November 2013 and passed the MSIP’s qualification assessment in January 2014 but had to withdraw its application in February 2014 due to an error in the preparation of its application. KMI and IST may reapply in the future. We believe the introduction of bundled services and the entrance of MVNOs or another wireless service provider into the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

Increasingly, our wireless and fixed-line voice and text message services also face competition from companies that provide voice and text message services over the fixed-line or mobile Internet, such as Skype, Kakao Talk and Line, some without charging a fee for such services. This trend could negatively impact customer demand for our voice and text message services and may have a material adverse effect on our results of operations, financial position and cash flows.

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

In March 2005, we obtained a license from the MIC to provide WiBro services. WiBro enables us to offer high-speed and large-packet data services, including wireless broadband Internet access to portable computers and other portable devices. We commercially launched WiBro service in June 2006, initially to 24 “hot zone” areas, which are neighborhoods and districts that we have determined to be high-data traffic areas, in seven cities in Korea. By the end of 2013, we had extended WiBro service to hot zone areas in 93 cities throughout Korea. We currently use our WiBro network as a backhaul for our mobile Wi-Fi network. We cannot assure you that there will continue to be sufficient demand for our WiBro services. Our WiBro services may not be commercially successful if market conditions are unfavorable or service demand is weak.

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

We have made, and intend to continue to make, capital investments to develop, launch and enhance our LTE service, including launching LTE-A services. In 2013 and 2012, we spent Won 1,439.4 billion and Won 1,767.1 billion, respectively, in capital expenditures to build and enhance our LTE network. We plan to make further capital investments related to our LTE and LTE-A services in the future. Our LTE-related investment plans are subject to change, and will depend, in part, on market demand for LTE and LTE-A services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for our LTE or LTE-A services, as a result of competition or otherwise, to permit us to recoup or profit from our LTE-related capital investments.

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

We have pursued convergence growth opportunities. For example, in 2008 and 2009, we acquired an additional equity stake in SK Broadband, Korea’s second-largest fixed-line operator, for an aggregate purchase price of approximately Won 1.45 trillion and currently hold a 50.6% equity stake in the company. In February 2010, we acquired a 49.0% equity stake in Hana SK Card Co., Ltd. (“Hana SK Card”) for the purchase price of

Won 400.0 billion in order to provide cross-over services between telecommunication and finance. In September 2009, we also acquired the leased-line business and related ancillary businesses of SK Networks Co., Ltd. (“SK Networks”) for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. While we are hoping to benefit from a range of synergies from the acquisitions, including by offering our customers bundled fixed-line and mobile telecommunications services, we may not be able to integrate our new businesses and may fail to realize the expected benefits in the near term, or at all.

In particular, we may experience difficulties in operating SK Broadband’s fixed-line telecommunications and broadband Internet services with our existing products and services, and we may be unsuccessful in retaining SK Broadband’s existing customers. Since April 2008, customers of SK Broadband have filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Korea Trade Commission. In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for its broadband Internet services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. In the second half of 2011, the Seoul Central District Court rendered judgments that accepted the plaintiffs’ claims in part, ordering a payment which amounted to an aggregate of approximately Won 5.5 billion. Both SK Broadband and the plaintiffs filed appeals at the Seoul High Court, which affirmed the judgments of the Seoul District Court with respect to a few of these lawsuits. SK Broadband subsequently settled with all of the remaining plaintiffs and there are no outstanding claims against SK Broadband related to these lawsuits. For more information regarding these lawsuits, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — SK Broadband Litigation.”

In February 2012, we acquired a 21.05% equity stake in SK Hynix and became its largest shareholder. Our business and financial condition may be adversely affected if we fail to manage our investment in SK Hynix successfully. Since the memory semiconductor industry in which SK Hynix operates is subject to cyclical fluctuations, our financial condition and results of operations may be adversely affected by a downturn in the memory semiconductor industry. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 332.6 billion and Won 4,744.7 billion in 2009 and 2008, respectively, due to a severe downturn in the memory semiconductor industry. In addition, the memory semiconductor industry is experiencing intense competition and the average selling prices of semiconductor products have generally declined in recent years and are expected to continue to decline with time irrespective of industry-wide cyclicality and fluctuations as a result of, among other factors, technological advancements and cost reductions. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Since our share of SK Hynix’s net losses will be reflected in our income statement as share of losses related to investments in associates, any significant loss of SK Hynix could have a material adverse effect on our results of operations.

Due to the existing high penetration rate of wireless services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIP and the historical population data published by the Ministry of Security and Public Administration, the penetration rate for the Korean wireless telecommunications service industry as of December 31, 2013 was approximately 106.9%, which is relatively high compared to many industrialized countries. Therefore, the penetration rate for wireless telecommunications service in Korea will not grow significantly. As a result of the already high penetration rate in Korea for wireless services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the system. According to the KCC’s final plan announced in February 2010, the amount of spectrum in the 800 MHz band allocated to us was reduced to 2 x 15 MHz of spectrum beginning in July 2011 from the previous 2 x 22.5 MHz. Instead, we have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In August 2011, the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. We acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion. We were initially obligated to pay the license fee in installments during the license period of 10 years. KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. In August 2013, the MSIP auctioned the right to use 15 MHz and 35 MHz of bandwidth in the 1.8 GHz spectrum and 80 MHz of bandwidth in the 2.6 GHz spectrum. We acquired the right to use the 35 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 1.08 trillion. In connection with this acquisition, we returned the right to use the previously acquired 20 MHz of bandwidth in the 1.8 GHz spectrum, and the remaining installments of license fees for the 20 MHz spectrum totaling Won 614.5 billion were waived. Of the license fee for the bandwidth newly acquired in 2013, we paid Won 115.2 billion in 2013 and the remainder is payable in annual installments through the end of the license period in 2021. KT acquired the right to use the 15 MHz of bandwidth in the 1.8GHz spectrum for Won 900.0 billion and LG U+ acquired the right to use the 40 MHz of bandwidth in the 2.6 GHz spectrum for Won 479.0 billion. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our 2G services, 60 MHz of bandwidth in the 2.1 GHz spectrum for our 3G services and 20 MHz of bandwidth in the 800 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services.

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

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants with respect to SK Telecom’s debt instruments include, but are not limited to, a maximum net debt-to-EBITDA ratio of 2.75 and a minimum interest coverage ratio of 4.00, each as determined on a separate basis. The debt arrangements also contain negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,879.1 billion for capital expenditures in 2013. We expect to spend less for capital expenditures in 2014 compared to 2013 for a range of projects, including investments to improve our LTE network, investments to maintain our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our B2B solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course.

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

As of December 31, 2013, we had approximately Won 1,802.8 billion in contractual payment obligations due in 2014, almost all of which involve repayment of debt obligations. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. For example, in July 2011, there was a leak of personal information of subscribers of the NATE and Cyworld websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. As of December 31, 2013, 22 lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion in aggregate. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts. With respect to one of these lawsuits, the relevant high court has rendered judgment for the relevant plaintiff’s claims in part. Other cases remain pending at various high courts and district courts in Korea. Similarly, since April 2008, certain customers of SK Broadband, our consolidated subsidiary, filed lawsuits against SK Broadband in the Seoul Central District Court, alleging that SK Broadband had violated customers’ privacy, and an investigation against SK Broadband was initiated by the Seoul Central Prosecutor’s Office, the KCC and the Fair Trade Commission of Korea (the “FTC”). In connection with its investigation, the KCC suspended SK Broadband from soliciting new subscribers for our broadband Internet access services for a period of 40 days from July 1, 2008 and, in addition, imposed an administrative fine of Won 178 million. In the second half of 2011, the Seoul Central District Court rendered judgments that accepted the plaintiffs’ claims in part, ordering a payment which amounted to an aggregate of approximately Won 5.5 billion. Both SK Broadband and the plaintiffs filed appeals at the Seoul High Court and the Seoul High Court affirmed the judgments of the Seoul Central District Court with respect to a few of these lawsuits and SK Broadband subsequently settled with all of the remaining plaintiffs and there are no outstanding claims against SK Broadband related to these lawsuits. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

We may be exposed to potential claims for unpaid wages and become subject to additional labor costs arising from the Supreme Court of Korea’s interpretation of ordinary wages.

Under the Labor Standards Act, an employee is legally entitled to “ordinary wages”, a key legal construct used to calculate many statutory benefits and entitlements in Korea. Under the guidelines previously issued by the Ministry of Employment and Labor (formerly the Ministry of Labor), ordinary wages include base salary and certain fixed monthly allowances for overtime work performed during night shifts and holidays. Prior to the Supreme Court of Korea’s decision described below, we and other companies in Korea had interpreted these guidelines as excluding from the scope of ordinary wages, fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or biannual basis.

On December 18, 2013, the Supreme Court of Korea ruled that regular bonuses (including those that are paid other than on a monthly basis) shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement which attempts to exclude such regular bonuses from ordinary wage will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that an employee’s claim for underpayments under the expanded scope of ordinary wages for the past three years within the statute of limitations may be denied based on principles of good faith if (i) there is an agreement between the employer and employees that the regular bonus shall be excluded from ordinary wage in determining the total amount of wage, (ii) such claim results in further wage payments that far exceed the level of total amount of wage agreed between the employer and employees and (iii) such claim would cause an unexpected financial burden to the employer leading to material managerial difficulty or a threat to the employer’s existence. The principles of good faith, however, do not apply to an agreement on wages entered into between the employer and employees after December 18, 2013, the date of the above decision of the Supreme Court of Korea.

We anticipate that this decision will result in additional labor costs to us in the form of additional payments under the expanded scope of ordinary wages incurred in the past three years as well as to be incurred in the future. Any such additional payments may have an adverse effect on our financial condition and results of operation.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation. Under the previous Government, the KCC periodically reviewed the tariffs charged by wireless operators and, from time to time, suggested tariff reductions. Although these suggestions were not binding, we implemented some tariff reductions in response to the KCC’s recommendations. After discussions with the KCC, in November 2009, we adopted various tariff reduction measures, including a reduction of the initial subscription fee by 27.0% and an increase in discounts for long-term subscribers. In March 2010, we also began to charge voice calls on a per-second basis, which has the effect of reducing the usage charges compared with the previous system of charging per ten seconds. After discussions with the KCC, in June 2011, we announced further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of usage charges for short text message service (“SMS”) up to 50 messages per month and the introduction of customized fixed-rate plans for smartphone users, which were implemented in the second half of 2011. The MSIP, which has taken over the KCC’s tariff regulation function as of March 23, 2013, is planning to gradually reduce and abolish initial subscription fees by 2015 and may also suggest other tariff reductions. Any further tariff reductions we make in response to such suggestion may adversely affect our results of operations.

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

Furthermore, the Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. In February 2010, the KCC announced its final plan to reallocate the spectrum of frequencies among us, KT and LG U+. In addition, in August 2011 the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. In the auction, we acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion. We were initially obligated to pay the license fee in installments during the license period of 10 years. KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. In August 2013, the MSIP auctioned the right to use 15 MHz and 35 MHz of bandwidth in the 1.8 GHz spectrum and 80 MHz of bandwidth in the 2.6 GHz spectrum. We acquired the right to use the 35 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 1.08 trillion. In connection with this acquisition, we returned the right to use the previously acquired 20 MHz of bandwidth in the 1.8GHz spectrum and the remaining installments of license fees for the 20 MHz spectrum totaling Won 614.5 billion were waived. Of the license fee for the bandwidth newly acquired in 2013, we paid Won 115.2 billion in 2013 and the remainder is payable in annual installments through the end of the license period in 2021. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation.” The reallocation of the spectrum to our existing competitors could increase competition among wireless service providers, which may have an adverse effect on our business.

Pursuant to recent amendments to the Telecommunications Business Act, which became effective as of September 23, 2010, certain mobile network operators designated by the KCC, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. To date, nine MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

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

In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. In addition, the MIC has also required all new subscribers to be given numbers with the “010” prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services. The MSIP, which is pursuing the integration process, required all 3G and LTE service users to change their mobile telephone number prefix to “010” by December 31, 2013 as the next step in the “010” integration process. As a result, all 3G and LTE service users’ mobile telephone numbers start with the “010” prefix as of January 1, 2014. The MSIP plans to complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010.” Historically, “011” has had high brand recognition in Korea as the prefix for premium wireless telecommunications service. The Government’s adoption of the number portability system and the consolidation of the prefix numbers have resulted in and may continue to result in weakened customer loyalty, increased competition among wireless service providers and higher costs of marketing, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview — Subscribers — Number Portability.”

In addition, the MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. The KCC had the same authority in the previous Government and exercised such authority to suspend our business and impose fines on us. For example, in December 2012, the KCC imposed a suspension on each of us, KT and LG U+ from acquiring new subscribers during the first quarter of 2013, each for a period of more than 20 days, and imposed fines pursuant to its determination that we, KT and LG U+ provided handset subsidies to new subscribers which were not universally available. In March 2013, the KCC imposed additional fines on each of us, KT and LG U+ for the same reason after further investigations. In July 2013, the KCC again imposed additional fines on each of us, KT and LG U+ for the same reason. In December 2013, the KCC imposed additional fines on each of us, KT and LG U+, which amounted to a combined amount of approximately Won 106 billion, which is the largest fine ever imposed by the KCC for providing handset subsidies to subscribers. In March 2014, the MSIP imposed a suspension on each of us, KT and LG U+ from acquiring new subscribers for a period of 45 days, which is the longest suspension period imposed on us by the Government for providing subsidies to subscribers which were not universally available. In addition, the MSIP announced that it plans to bring criminal charges with monetary fines of up to Won 150 million and up to three-years imprisonment against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. The KCC also imposed an additional suspension of business on us for a period of seven days and on LG U+ for a period of 14 days and imposed a fine on each of us, KT and LG U+ for the same reason. The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the MSIP could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses, including our WCDMA, LTE and WiBro licenses.

President Park Geun-hye, who took office on February 25, 2013 as the 18th President of Korea, announced that the new Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the new Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand MVNO and mobile VoIP (“m-VoIP”) service, (3) intensify regulations on handset subsidies and (4) construct a data-based tariff system. Pursuant to the above policy objectives, the MSIP discussed with us, KT and LG U+ gradually reducing and abolishing initial subscription fees by 2015. As a result of the discussions, we, KT and LG U+ reduced the initial subscription fee by 40% in December 2013. On January 1, 2014, the MSIP announced its plans to further reduce initial subscription fees in the second half of 2014 so that such fees would be reduced to 50% of the current fee levels. As the new Government implements its new telecommunications policy, it will increase competition among wireless service providers and our business and our profitability may be adversely affected.

We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIP as the “market dominant service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MSIP to raise our existing rates or introduce new rates. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.” The MSIP could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

We also qualify as a “market-dominating business entity” under the Fair Trade Act, which subjects us to additional regulations. For instance, during our acquisition of Shinsegi Telecom, Inc. (“Shinsegi”), which closed in 2002, the FTC approved the acquisition on the condition that, among other things, our and Shinsegi’s combined market share in the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. While we are no longer subject to any market share limitations, the Government may impose restrictions on our market share in the future. If we become subject to market share limitations, our ability to compete effectively will be impeded.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. The overall impact of these legislative and regulatory efforts on the global financial markets continues to be uncertain, and they may not have the intended stabilizing effects. While the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2014 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Cyprus, Spain, Italy and Portugal and the slowdown of economic growth in major emerging market economies, as well as concerns regarding the potential economic impact of the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, continuing negotiations regarding Iran’s nuclear program and sanctions adopted by the international community in response, as well as political instability in various countries in the Middle East and Northern Africa, including in Syria, Egypt and Lybia, have resulted in volatility and uncertainty in the global energy markets. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government has implemented stimulus measures but the overall impact of such measures remains uncertain. In light of the high level of interdependence of the global economy, these or other developments could potentially trigger another financial and economic crisis.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data — Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (“KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 1,971.7 on April 25, 2014, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•	increasing levels of household debt;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	any adverse economic impact from the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	difficulties in the financial sector in Korea, including the savings bank sector;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-un, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

In April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space.

•

In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings Co., Ltd. (“SK Holdings”), is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2013, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2013, which we believe was 48.02%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2013, a foreign investment fund and its related parties collectively held a 1.1% stake in SK Holdings. We could breach the foreign ownership limitations if the number of common shares or ADSs owned by other foreign persons significantly increases.

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

As of December 31, 2013, SK Holdings owned 25.22% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 13,485,736 shares as of March 31, 2014, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares.” It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As of December 31, 2013, we had approximately 27.4 million wireless subscribers throughout Korea, including the number of MVNO subscribers leasing our networks, of which 25.7 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of December 31, 2013, our share of the Korean wireless market was approximately 50.0%, based on number of subscribers, according to the KCC. MVNOs leasing our networks had a total of 1.1 million subscribers, representing a market share of approximately 2.0%.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In September 2009, we acquired additional shares of SK Broadband’s common stock, increasing our equity stake to 50.6%. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV (“IP TV”) services, as well as fixed-line telephone services. As of December 31, 2013, we had approximately 4.6 million broadband Internet access subscribers and 4.8 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink).

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

On March 31, 2014, we had a market capitalization of approximately Won 17.4 trillion (US$16.3 billion, as translated at the noon buying rate of March 31, 2014) or approximately 1.47% of the total market capitalization on the KRX KOSPI Market, making us the 12th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi, which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 100-999, Korea and our telephone number is 82-2-6100-2114.

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

There are currently three providers of wireless voice telecommunications services in Korea: our company, KT (into which KTF merged) and LG U+ (formerly, LG Telecom). According to the KCC, as of December 31, 2013, the market share of the Korean wireless telecommunications market in terms of number of subscribers of KT and LG U+ was approximately 30.1% and 19.9%, respectively (compared to our market share of 50.0%). MVNOs had a combined market share of 4.5%.

A one-way mobile number portability (“MNP”) system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LG Telecom. From July 2004, a two-way MNP system was implemented so that KTF subscribers could transfer to us and LG Telecom. A three-way MNP system has been in effect since January 2005 so that subscribers from each of the wireless service providers may transfer to any other wireless service provider. During 2013, 2012 and 2010, approximately 4.2 million, 4.5 million and 4.0 million, respectively, of our subscribers migrated to our competitors. Approximately 1.3 million, 1.7 million and 1.4 million of LG U+’s subscribers in 2013, 2012 and 2011, respectively, and approximately 2.2 million, 2.7 million and 2.5 million of KT’s subscribers in 2013, 2012 and 2011, respectively, migrated to our service.

In January 2005, the Government granted each of us and KT a license to offer WiBro service.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration increasing from under five lines per 100 population in 1978 to 34.5 lines per 100 population as of December 31, 2013, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 106.9 subscribers per 100 population as of December 31, 2013. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2013	2012	2011	2010	2009
	(In thousands, except for per population amounts)
Population of Korea(1)	51,141	50,948	50,734	50,516	49,773
Wireless Subscribers(2)	54,681	53,624	52,507	50,767	47,944
Wireless Subscribers per 100 Population	106.9	105.3	103.5	100.5	96.3
Telephone Lines in Service(2)	17,620	18,261	18,633	19,273	20,090
Telephone Lines per 100 Population	34.5	35.8	36.7	38.2	40.4

(1)	Source: The Ministry of Security and Public Administration.

(2)	Source: MSIP.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 106.9% as of December 31, 2013 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 54.7 million as of December 31, 2013.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless operators have developed extensive wireless Internet service portals.

As of December 31, 2013, approximately 50.9 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2013	2012	2011	2010	2009
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	50,858	50,420	49,297	48,085	46,301
Total Number of Wireless Subscribers	54,681	53,624	52,507	50,767	47,944
Penetration of Wireless Internet-Enabled Handsets	93.0%	94.0%	93.9%	94.7%	96.6%

Source: MSIP.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency (“KISA”), the number of Internet users in Korea increased from approximately 3.1 million in 1998 to approximately 40.1 million as of July 2013, representing a 18.6% compound annual growth rate. From the end of 2005 to the end of 2013, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 18.7 million, representing a 5.5% compound annual growth rate. The table below sets forth certain information regarding Internet users and broadband Internet access subscribers as of the dates indicated:

	As of December 31,
	2013		2012		2011		2010		2009
	(In thousands)
Number of Internet Users(1)	40,080	(2)	38,120	(2)	37,180	(2)	37,010	(3)	36,580	(3)
Number of Broadband Internet Access Subscribers(4)	18,738		18,253		17,860		17,224		16,349

(1)	Source: KISA.

(2)	As of July 2013, 2012 and 2011, respectively.

(3)	As of May 2010 and 2009, respectively.

(4)	Source: MSIP. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

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

•

Digital convergence and new businesses.    We have pioneered new services that reflect the growing convergence within the telecommunications sector, as well as between the telecommunications sector and other industries, including 11th Street, an online shopping mall, and T Store, an online open marketplace for mobile applications, as well as a “telematics” service, which makes use of global positioning system (“GPS”) technology. We also engage in the B2B solutions business that provides customized business solutions and applications to corporate customers. In October 2011, in order to develop a management system and corporate culture that is more suitable for the platform business and facilitate the expeditious execution of business strategies for such business, we spun off our platform business, including 11th Street and T Store, to a new wholly-owned subsidiary, SK Planet. In February 2013, SK Marketing & Company Co., Ltd., which managed our “OK Cashbag” loyalty points system and advertising operations, was merged into SK Planet, enlarging SK Planet’s scope of operations. In addition, we recently began pursuing new growth opportunities in the healthcare business by making equity investments in medical device manufacturers in 2011 and 2013 and establishing a joint venture with the Seoul National University Hospital (“SNUH”) in 2012.

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

Our principal strategies are to:

•

Enhance the technical capabilities of our wireless networks to improve data transmission speed and service quality and to offer an increased range of services, including in connection with our development of new and advanced wireless technologies.    We believe we have the most extensive and advanced wireless telecommunications network in Korea, and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. In March 2007, we completed the nationwide build-out of our HSDPA-capable WCDMA network. In 2011, we further upgraded our WCDMA network to support HSUPA and HSPA+ technology and expanded the coverage area of our WiBro service. We commenced commercial LTE services in July 2011 and LTE smartphone services in September 2011, and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service (which allows mobile devices to seamlessly wander between our LTE frequency spectrums) in the 1.8 GHz spectrum in July 2012 and expanded the coverage area of our LTE multi-carrier service to metropolitan Seoul and the downtown areas of other major cities in Korea. We launched our LTE-A services in June 2013, applying carrier aggregation technology which combines spectrum frequencies to improve data transmission speed and capacity, and currently provide LTE-A services in 84 cities nationwide. In September 2013, we commenced wideband LTE services in Seoul utilizing 20MHz of bandwidth in the 1.8 GHz spectrum and plan to expand coverage nationwide in 2014. We also plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, to introduce the latest wireless telecommunications products and services more quickly and to efficiently implement new wireless technologies as market opportunities arise.

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

•

Pursue our platform business and our B2B solutions business.    We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. To better respond to the increased demand in the platform industry to connect content providers with smartphone and tablet users, we spun off our platform business into a new wholly-owned subsidiary, SK Planet, in October 2011. SK Planet operates our platform business in the marketplace for digital content, T Store, and in the open marketplace for online shopping and m-commerce, 11th Street. We also plan to enhance our enterprise value by expanding into media platforms and advertising platforms. In addition, we plan to grow our B2B solutions business to generate greater value and growth for both us and our customers and partners around the globe. For example, in April 2014, we acquired a controlling interest in Neo S Networks Co., Ltd., a provider of residential and small business electronic security and other related alarm monitoring services. Through our B2B solutions business, we endeavor to provide customized value-added services such as applications and solutions to clients in different businesses based on existing network infrastructure. Building on existing infrastructures, we anticipate that value-added services to business clients will generate greater revenues compared to the current B2B business model. Once we establish prototypes categorized by the type and size of the business, we intend to expand and apply such business models to other businesses in the same field. We are in the process of working with various clients in finance, education, health, shopping and other areas.

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

Digital Wireless Network

We offer wireless voice and data telecommunications services throughout Korea using digital wireless networks, including a CDMA network, a WCDMA network, an LTE network, a WiBro network and a Wi-Fi network. We commenced commercial LTE services in Seoul on July 1, 2011 and expanded the coverage area of our LTE services to 28 cities as of January 1, 2012. We further expanded the coverage area of our LTE services to nationwide by the end of April 2012. As of December 31, 2013, we had 13.5 million LTE subscribers.

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

In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced 3G technology than the initial WCDMA technology we implemented and is sometimes referred to as 3.5G technology. In March 2007, we completed the nationwide expansion of our HSDPA-capable WCDMA network, which currently reaches approximately 99.0% of the Korean population. Our WCDMA network enables significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our 2G networks. In May 2010, we commenced commercial HSUPA services in 59 cities nationwide, including Seoul, and in October 2010, we commenced HSPA+ services in Seoul and have since expanded the services area for HSPA+ services to the metropolitan Seoul area. HSUPA technology represents the next stage in the evolution of the WCDMA standard. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. Our implementation of HSDPA, HSUPA and HSPA+ technology allows us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products. For more information about our capital expenditures relating to our WCDMA-based network, see “Item 5.B. Liquidity and Capital Resources.”

WiBro Network

We received a license from the MIC in 2005 to provide WiBro services which we believe will complement our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted initial pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently service “hot zone” areas in 93 cities. We currently use our WiBro network as a backhaul for our mobile Wi-Fi network.

Wi-Fi Network

Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet at a speed faster than our WCDMA or WiBro networks, although the service range of each Wi-Fi hot zone is smaller than that of our WCDMA or WiBro networks. We started to build Wi-Fi hot zones in 2010 and, as of December 31, 2013, we had more than 106,000 Wi-Fi hot zones in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi hot zone typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, including those installed at public transportation facilities and amusement parks, have much wider service areas. We plan to increase the number of Wi-Fi hot zones to approximately 115,000 by the end of 2014.

LTE Network

We commenced commercial wireless services based on LTE technology, which is generally referred to as a 4G technology, on July 1, 2011 and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service in the 1.8 GHz spectrum in July 2012 and expanded the coverage area of our multi-carrier service to metropolitan Seoul and the downtown areas of six major cities, namely, Busan, Daegu, Daejeon, Incheon, Ulsan and Gwangju, in Korea. We launched our LTE-A services in June 2013, applying carrier aggregation technology which combines spectrum frequencies to improve data transmission speed and capacity, and currently provide LTE-A services in 84 cities nationwide. In September 2013, we commenced wideband LTE services in Seoul utilizing 20MHz of bandwidth in the 1.8 GHz spectrum and plan to expand coverage nationwide in 2014. Several wireless carriers in the United States, Europe and Asia commenced LTE services in 2010 and 2011 and LTE technology has become widely accepted globally as the standard 4G technology. LTE technology enables data to be transmitted at a speed faster than our WCDMA or WiBro networks, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. LTE-A technology enables data to be transmitted at up to 150 Mbps for downloading and up to 75 Mbps for uploading. The faster data transmission speed of our LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network.

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

As of December 31, 2013, our CDMA, WCDMA, LTE and WiBro networks had an aggregate of 44,764 cell sites.

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

To complement our basic voice transmission services, in recent years, we have offered increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2013 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring-back melody according to the subscriber’s music category selection, known as “Auto COLORing” service; and services that alert subscribers when a dialed number that was engaged when first dialed is no longer engaged. We also launched a voice-over-LTE service, known as our “HD Voice” service, in August 2012. HD Voice service is a premium communication service which features high quality voice transmission, fast call connection, voice-to-video call switching and digital content sharing during calls. In addition, we launched our “T phone” service in February 2014. Our T phone service provides our customers with a number of convenient call functions, including a function to block spam calls and a function called “T114” that informs customers of the phone numbers of stores, hospitals and other facilities closest in proximity to the customer’s current location.

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

Our global roaming service is offered in four technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, Global System for Mobile (“GSM”) Communication standard for wireless telecommunications, WCDMA and LTE roaming. We currently offer CDMA voice roaming services in 14 countries, GSM voice roaming services in 200 countries and WCDMA voice roaming services in 105 countries. We currently do not provide any LTE voice roaming services. In addition, we offer CDMA data roaming services in 7 countries, GSM data roaming services in 147 countries, WCDMA data roaming services in 104 countries and LTE data roaming services in ten countries. In 2013, approximately 10.5 million subscribers utilized our global roaming services.

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

We plan to take advantage of the efficiency of our wireless network in order to enable our clients to easily access the Internet. We are in the process of upgrading our main 3G network and our LTE network. We commenced commercial LTE services in July 2011, which are capable of supporting data transmission at a speed substantially faster than that of our 3G services, and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We also continue to invest in our Wi-Fi network by, among other things, utilizing WiBro as a backhaul. We plan to increase the number of Wi-Fi hot zones to approximately 115,000 by the end of 2014.

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

Wireless Internet Services.    In addition to our wireless data communications services, we also offer our feature phone subscribers wireless access to the Internet through our “NATE” portal, which is our integrated wired and wireless Internet platform that utilizes wireless application protocol, or WAP, technology, to provide a gateway between our wireless network and the Internet. Through our NATE portal, our feature phone subscribers can access a wide variety of multimedia contents and interactive services, as well as send and receive email and instant text and multimedia messages, using their mobile phones and other wireless devices. We also provide our smartphone subscribers with direct access to the Internet using mobile Internet technology. As of December 31, 2013, approximately 25.7 million, or 94.0%, of our subscribers owned Internet-enabled handsets capable of accessing our wireless Internet services.

•

Wireless Entertainment Services:    We offer our subscribers a wide range of wireless entertainment-related contents and services, primarily through content-specific and community portal sites that we operate, including:

•

Hoppin, a network-based personalized media platform through which we provide various video contents that can be viewed from multiple devices, including smartphones, tablets and personal computers. We provide more than 50,000 titles of movies, television programs and music videos through Hoppin;

•

B tv Mobile, a mobile IP TV service operated by SK Broadband, which currently provides subscribers access to approximately 70 TV channels and 30,000 titles of movies and other video contents that can be downloaded to wireless devices;

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

•

Wireless Financial and Commercial Services:    We also offer our subscribers a range of wireless finance-related contents and m-commerce services. Our wireless financial and commercial businesses include:

•

11th Street, an online shopping mall operated by SK Planet that links wired and wireless shopping services. As of December 31, 2013, 11th Street continues to be one of the three biggest enterprises in its field. In 2014, we intend to continue to expand and reinforce our mobile version of 11th Street and to consider opportunities in overseas markets to capitalize on developing m-commerce markets;

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

•

T Stock, an integrated electronic stock trading service based on an application which provides access to stock market information as well as certain electronic stock trading services operated by participating securities companies and, accordingly, enables subscribers to perform certain stock trading transactions and view stock-related information through their mobile devices; and

•

OK Cashbag, a points-based loyalty program that allows users to accumulate points according to purchase amounts and use accumulated points to acquire goods and services from affiliated vendors, therefore enhancing benefits for our customers and supporting the marketing efforts of affiliated vendors.

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

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and its network covers 89.6% of households in Korea as of December 31, 2013. Its fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. For the year ended December 31, 2013, SK Broadband had revenues of Won 2,539.4 billion and net profit of Won 12.3 billion, compared to revenues of Won 2,492.2 billion and net profit of Won 22.5 billion in 2012.

As of December 31, 2013, SK Broadband had approximately 4.6 million broadband Internet access subscribers. According to the KCC, its market share of Korean broadband Internet access subscribers was approximately 24.4%. Broadband Internet access services (including revenues from video-on-demand services) accounted for 49.4% of SK Broadband’s revenues for the year ended December 31, 2013.

As of December 31, 2013, SK Broadband had approximately 4.6 million fixed-line telephone subscribers (including subscribers to VoIP services). Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 23.0% of SK Broadband’s revenues for the year ended December 31, 2013.

In addition, through our 83.5% owned subsidiary, SK Telink, we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephone service since February 2005. SK Telink also operates certain value-added residential telephone services, including a “080” service that allows companies to establish “toll-free” customer service telephone hotlines, for which all call charges are paid by the company, as well as a “general corporate number” service that automatically routes calls made to a company’s general telephone number to the caller’s nearest local branch. SK Telink also offers VoIP services with telephone numbers that have the “070” prefix and provides low-priced residential telephone services with additional value-added services, including SMS, remote office, caller ID display and video call services as well as various commercial telephone services. As of December 31, 2013, SK Telink had 232,837 subscribers to its VoIP services.

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

In April 2014, we acquired a controlling interest in Neo S Networks Co., Ltd., a provider of residential and small business electronic security and other related alarm monitoring services. We expect that this acquisition will enable us to create synergies and provide cross-over services between our network services and home security and monitoring services.

Our other convergence and new businesses include:

Platform Business.    Our platform business provides business platforms and technological support systems for third-party content developers and merchants. These platforms include T Store and 11th Street, among others. We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. In addition, we plan to grow our B2B solutions business to generate greater value and growth for both us and our customers and partners around the globe. For a discussion of our B2B solutions business, see “— Our Business Strategy.”

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

Social Networking Service.    In the first quarter of 2012, SK Planet acquired Mad Smart Co., Ltd., which provides “tic-toc” service, in order to expand its business to mobile communication and social networking services. Mobile social networking service, still in its early stage of development, presents ample opportunities for new businesses and is expected to grow rapidly in the future. SK Planet has focused on providing “tic-toc” in global markets and launched this service in Southeast Asia and the United States in October 2012 and Turkey in November 2013, expecting to secure its subscriber base by offering a wide range of services, including m-VoIP, multimedia contents sharing and connection with other mobile social networking services. SK Planet plans to continue to create synergies from the acquisition by combining its know-how in platform service and the strengths of “tic-toc” in social networking services in global markets. SK Planet developed “Frankly”, a mobile messenger service that built upon and customized “tic-toc” to local market condition and launched this service in the United States in September 2013 and Korea in October 2013. While “tic-toc” and “Frankly” are also offered in Korea, we do not believe this service will have any material adverse effect on the level of SMS usage by our subscribers because free text messaging services were already popular before its launch.

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

In November 2007, SK Communications merged with Empas Corp., an Internet search engine and portal site. We believe the merger created valuable convergence synergies among our service offerings. In March 2014, the Cyworld business was spun-off by SK Communications into a newly formed employee-owned company, Cyworld Co., Ltd., and has subsequently been operated independently from us and our Nate service.

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

Malaysia.     In July 2010, we acquired a 27.2% equity interest in Packet One Networks (“P1”), a Malaysian 4G WiMAX telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we made an additional investment of MYR50 million (approximately US$16.3 million) in 2011, which increased our ownership interest to 28.2%. P1 is the first WiMAX service provider in the country which has established itself as the market leader in high-speed wireless broadband services. In February 2014, Green Packet Berhad entered into a share purchase agreement with Telekom Malaysia Berhad (“TM”), the largest fixed-line telecommunications provider in Malaysia, under which TM is expected to become P1’s largest shareholder by the third quarter of 2014. As data communication usage continues to increase in Malaysia, we expect to see potential LTE-related business opportunities as the second largest shareholder in P1.

Indonesia.    In May 2010, we agreed with PT. Telekomunikasi Indonesia Tbk (“TELKOM”), the largest telecommunication company in Indonesia, to establish a joint venture to launch and operate a digital content exchange hub (“DCEH”) in Indonesia. DCEH is a new type of content distribution system to distribute digital content like music, games and video clips for access not only by consumers but also by online music stores and telephone operators. We will provide management expertise in building the DCEH business platform and digital content, while TELKOM will provide its knowledge of the Indonesian market utilizing its position as a key player in the Indonesian telecommunication industry. In July 2013, SK Planet and PT. XL Axiata Tbk, an Indonesian mobile telecommunications provider, established an equally-held joint venture, XL Planet, to launch and operate m-commerce business, and in March 2014, launched an online shopping mall “Elevenia.”

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

	Year Ended December 31,
	2013		2012		2011
	(In billions of Won)
Initial Subscription Fees	￦	379.8	￦	360.9	￦	369.4
Usage Charges(1)		10,621.3		10,230.6		10,078.2
Interconnection Revenue		845.0		860.3		1,090.9
Revenue from Sales of Digital Handsets		645.9		1,131.7		787.2
Miscellaneous Cellular Services Revenue(2)		823.5		635.5		750.6

Total	￦	13,315.5	￦	13,218.9	￦	13,076.3

(1)	Usage charges principally include revenues from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services, value-added-service fees, as well as roaming charges and interest on overdue subscriber accounts (net of telephone tax).

(2)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by SK Telecom. For the period from January 1, 2011 to September 30, 2011, miscellaneous cellular services revenue also includes revenue from the sale and licensing of Internet platform solutions, which business was spun-off into SK Planet in October 2011 and subsequently included in revenues for our other businesses.

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

In addition, we offer optional “add-on” service plans, which may supplement the basic service plan a subscriber has chosen, including:

•

Data plans, which target subscribers with high usage patterns for wireless data transmission and wireless Internet services. We offer various data plans that provide wireless data services for monthly fees ranging from Won 1,000 to Won 19,000.

•	International roaming plans, for subscribers to our 3G and LTE services. The basic monthly fee for our international roaming plans ranges between Won 5,000 and Won 99,000.

Under the previous Government, the KCC periodically reviewed the tariffs charged by wireless operators and has, from time to time, suggested tariff reductions. Although these suggestions were not binding, we implemented some tariff reductions in response to KCC recommendations. We began to provide Caller ID service to customers free of charge commencing January 1, 2006. In January 2007, we reduced our usage fees for wireless Internet services by 30.0% and in October 2007 we began providing a 50.0% discount on usage fees between our subscribers for a fixed payment of Won 2,500 per month. In addition, in January 2008 we reduced our SMS usage charges from Won 30 per message to Won 20 per message. In March 2008, we reduced usage charges for voice calls between family members by 50.0%. In November 2009, we also adopted various tariff reduction measures, including a reduction of the initial subscription fee from Won 50,000 to Won 36,000 and an increase in discounts for long-term subscribers. In March 2010, we began to charge voice calls on a per-second basis, rather than per ten seconds as previously charged, and effectively reduced the usage charges. In September 2011, we implemented further tariff reduction measures, including a reduction of the monthly fee by Won 1,000 for every subscriber, an exemption of SMS usage charges up to 50 messages per month and the introduction of flexible service plans for smartphone users. The MSIP, which has taken over the KCC’s tariff regulation function as of March 23, 2013, is planning to gradually reduce and abolish initial subscription fees by 2015 and may also suggest other tariff reductions. Any further tariff reductions we make in response to such suggestion may adversely affect our results of operations. See “Item 5.A. Operating Results — Overview.”

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

Because we have been designated by the MSIP as a “market dominant service provider,” any modification to our fees, charges or the terms and condition of our service, including promotional rates, requires prior approval by the MSIP. Such pre-approval of the MSIP is not required if we are planning to reduce the rates for each type of services that we provide under the MSIP-approved contractual terms; however, we still have a duty to report the rate reduction to the MSIP.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 27.4 million wireless subscribers, including the number of MVNO subscribers leasing our networks, as of December 31, 2013, representing a market share of 50.0%, the largest market share among Korean wireless service providers. We believe that, historically, our subscriber growth has been affected by many factors, including:

•	our expansion and technical enhancement of our networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of new, value-added services, such as COLORing, wireless Internet services and various mobile applications; and

•	the negative impact from highly saturated and competitive wireless market conditions.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2013	2012	2011
Wireless:
Subscribers(1)	27,352,482	26,961,045	26,552,716
Subscriber Growth Rate	1.5%	1.8%	3.1%
Activations	7,755,292	8,643,852	9,466,938
Deactivations	7,363,858	8,235,523	8,619,271
Average Monthly Churn Rate(2)	2.3%	2.6%	2.7%
Broadband Internet:
Subscribers	4,569,105	4,394,123	4,191,892
Subscriber Growth Rate	4.0%	4.8%	4.7%
Fixed-line Telephone (including VoIP):
Subscribers	4,801,047	4,757,152	4,422,808
Subscriber Growth Rate	0.9%	7.6%	8.4%

(1)	The number of subscribers as of December 31, 2013, 2012 and 2011 include 1,066,848 subscribers, 406,018 subscribers and 55,449 subscribers, respectively, of MVNOs that lease our wireless networks.

(2)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to a next generation service, such as LTE, by terminating their service and opening a new subscriber account.

We had 27.4 million wireless subscribers as of December 31, 2013, including the number of MVNO subscribers leasing our networks. For the year ended December 31, 2013, we had 7.8 million activations and 7.4 million deactivations, representing an average monthly churn rate of 2.3% during the same period. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

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

In 2013, 2012 and 2011, respectively, approximately 4.2 million, 4.5 million and 4.0 million subscribers switched their wireless telecommunications service provider from us to KT or LG U+, and approximately 3.8 million, 4.4 million and 3.9 million subscribers switched from KT or LG U+ to us.

In 2013, 2012 and 2011, respectively, we gained approximately 0.4 million, 0.4 million and 0.8 million new subscribers, which represented approximately 37.1%, 36.6% and 59.3% of the aggregate number of new wireless subscribers gained by us, KT and LG U+ in each year.

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

For 2013, our churn rate ranged from 1.9% to 2.9%, with an average churn rate of 2.3% for 2013, which decreased by 0.3%p from 2012. For details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC, KCC and MSIP Proceedings.”

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

For 2013, our total interconnection revenues were Won 923.7 billion and our total interconnection expenses were Won 1,043.7 billion. For 2012, our total interconnection revenues were Won 958.7 billion, and our total interconnection expenses were Won 1,057.1 billion. For 2011, our total interconnection revenues were Won 1,174.7 billion, and our total interconnection expenses were Won 1,264.1 billion.

Our interconnection revenue decreased in 2013 by Won 35.0 billion and our interconnection expenses decreased in 2013 by Won 13.4 billion, primarily due to decreases in interconnection rates and a decrease in land-to-mobile and mobile-to-mobile call volume.

Domestic Calls

Guidelines issued by the MSIP require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. The MSIP determines interconnection rates applicable to each carrier based on the increase or decrease in costs caused by changes in long-term traffic volume, taking into account other factors such as research results and trends in technology development.

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 16.57 per minute, Won 16.58 per minute and Won 18.57 per minute for 2013, 2012 and 2011, respectively.

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

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. In December 2010, the KCC announced that a single interconnection rate will apply to all wireless service providers starting from 2013, which will eliminate the cost benefit that KT and LG U+ currently derive from the differences in interconnection rates. However, in November 2012, the KCC announced that it will continue to apply varied interconnection rates for the year 2013 considering the cost difference among wireless network service providers and our position as a market dominant service provider. These regulations remain effective, as the MSIP has not yet announced any plan to amend these regulations.

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+
2009	￦	32.93	￦	37.96	￦	38.53
2010		31.41		33.35		33.64
2011		30.50		31.75		31.93
2012		27.05		28.03		28.15
2013		26.27		26.98		27.04

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

Our revenues from the wireless-to-wireless charge were Won 641.2 billion in 2013, Won 601.5 billion in 2012 and Won 715.0 billion in 2011. Our expenses from these charges were 615.6 billion in 2013, Won 639.8 billion in 2012 and Won 766.5 billion in 2011. The charges above were agreed among the parties involved and confirmed by the KCC.

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

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through more than 20 marketing teams, more than 30 branch offices and a network of approximately 3,300 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 18,000 independent retailers assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2013, we had an aggregate of Won 95.5 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary to diversify our sales activities. The new subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”), was established with an investment of Won 150.0 billion and began operating 13 stores in May 2009. As of December 31, 2013, PS&Marketing had 223 stores in 84 cities in Korea with 1,907 employees. In addition, we established two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., in June 2010, in order to provide customer service directly through our subsidiaries to enhance the quality of services compared to outsourcing.

In April 2010, our authorized dealers for wireless services started to market SK Broadband’s broadband Internet and fixed-line telephone services, which we believe has contributed to the increase in the number of broadband Internet and fixed-line telephone subscribers.

Over the last several years, competition in the wireless telecommunications business has caused us to significantly increase our marketing and advertising expenses. However, we expect such expenses to stabilize due to the KCC’s guideline on marketing expenses recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual telecommunication service revenue, which was lowered to 20.0% of annual telecommunication service revenue with respect to fiscal years 2013, 2012 and 2011. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to this guideline when feasible. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. In 2013, 2012 and 2011, on a separate basis, such marketing expenses amounted to 24.8%, 26.6% and 23.7% of SK Telecom’s revenues, respectively, and advertising expenses amounted to 1.8%, 1.7% and 1.9% of SK Telecom’s revenues, respectively. For a more detailed discussion of this guideline, see “— Law and Regulation — Competition Regulation — Rate Regulation.”

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

We currently hold a 15.0% stake in Loen Entertainment (formerly, Seoul Records Inc.), Korea’s largest music recording company in terms of records released and revenues. Through our investments in companies such as Loen Entertainment, we are able to offer customers of our MelOn music, movie and gaming services access to an expanded range of music- and entertainment-related digital contents and mobile games, respectively.

In 2005 and in 2008, we and certain co-investors invested an aggregate Won 74.7 billion to establish five movie-production funds to strengthen our ability to obtain movie content. We had invested Won 22.5 billion in the funds as of December 31, 2013. In addition, in 2008 and 2010, we and certain co-investors invested an aggregate

Won 148.1 billion to establish six additional funds to invest in the production of various cultural contents, including movies and television dramas. As of December 31, 2013, our contribution to these funds amounted to Won 98.0 billion. Such investments reflect our business strategy of diversification into new areas, such as media and entertainment.

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

SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China. In 2013 and 2012, SK Hynix and its subsidiaries, on a consolidated basis, had revenues of Won 14,165.1 billion and Won 10,162.2 billion, respectively, profit before income tax of Won 3,074.9 billion and loss before income benefit of Won 199.3 billion, respectively, and profit for the year of Won 2,872.9 billion and loss for the year of Won 158.8 billion, respectively. As of December 31, 2013 and 2012, SK Hynix and its subsidiaries, on a consolidated basis, had total assets of Won 20,797.3 billion and Won 18,648.7 billion, respectively, and total equity of Won 13,066.9 billion and Won 9,739.4 billion, respectively.

Other Investments

Our other investments include:

•

POSCO.    We currently own a 1.42% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2013 of Won 405.1 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•

SKY Property Management.    We currently own a 33.0% equity interest in SKY Property Management Ltd. (“SKY Property Management”), with a book value as of December 31, 2013 of Won 238.3 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

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

As of December 31, 2013, according to the KCC, KT and LG U+ had 16.5 million and 10.9 million subscribers, respectively, representing approximately 30.1% and 19.9%, respectively, of the total number of wireless subscribers in Korea on such date, each including the number of MVNO subscribers leasing its networks. As of December 31, 2013, we had 27.4 million subscribers, representing a market share of approximately 50.0%, including the number of MVNO subscribers leasing its networks. MVNOs leasing our networks had a total of 1.1 million subscribers, representing a market share of approximately 2.0%.

As of December 31, 2013, according to the KCC, KT and LG U+ had 7.9 million and 7.1 million LTE subscribers, respectively, compared to our 13.5 million LTE subscribers.

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

Pursuant to amendments to the Government Organization Act and the Act on the Establishment and Operation of Korea Communications Commission, both effective as of March 23, 2013, the MSIP was established. The MSIP is charged with regulating information and telecommunications, the function which was formerly performed by the KCC in the previous Government. The KCC, which had taken over the regulatory functions relating to information and telecommunications policies and radio and broadcasting management from the MIC in 2008, is currently charged with regulating the public interest aspects of and fairness in broadcasting. In this annual report, we refer to the MIC and the KCC as the relevant governmental authorities in connection with any approval granted or action taken by the MIC or the KCC, as applicable, prior to such amendments and to the MSIP or other relevant governmental authority in connection with any approval granted or to be granted or action taken or to be taken by the MSIP or such other relevant governmental authority subsequent to such amendments.

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

In addition, the Government has been integrating mobile telephone identification numbers into a common prefix identification number “010” and gradually retracting the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, since January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. As the next step in the “010” integration process, the mobile telephone number prefix for all 3G and LTE service users has been changed to “010” as of January 1, 2014. The MSIP plans to complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010.”

For risks relating to number portability, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.”

Rate Regulation.    Most network service providers must report to the MSIP the rates and contractual terms for each type of service they provide. However, as the dominant network services provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIP on our rates and terms of service; provided, however, that such pre-approval of the MSIP is not required, if we are planning to reduce the rates for any type of services that we provide under the MSIP-approved contractual terms. In each of the previous years in which this requirement has been applicable, the KCC designated us for wireless telecommunications service, and KT for local telephone and Internet services, as dominant network service providers that are subject to such approval requirement. The KCC’s policy was to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The MSIP takes a similar approach in regulating the rates. The MSIP may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy.

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

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO system was adopted for a duration of three years until September 22, 2013. The expiration date of the system was extended to September 22, 2016 under the amended Telecommunications Business Act, which became effective on August 13, 2013. Under this system, the MSIP may designate and obligate certain telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication facilities at a rate mutually agreed upon that complies with the standards set by the MSIP. We were designated as the only telecommunications services provider obligated to allow the other telecommunications services provider to use our telecommunications facilities. To date, nine MVNOs have commenced providing wireless telecommunications services using the networks leased from us.

On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, which was lowered to 20.0% of annual sales with respect to fiscal years 2013, 2012 and 2011. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to this guideline when feasible. However, according to the KCC, we, KT and LG U+ failed to satisfy the limit on marketing expenses in 2013, 2012 and 2011. Given that the competition in the telecommunication industry continues to intensify, this limitation on our ability to spend on marketing expenses may have a material adverse effect on our business.

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

Frequency Allocation.    The MSIP has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MSIP is required to give a public notice. The MSIP also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIP for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2013, 2012 and 2011, the fee amounted to Won 207.7 billion, Won 204.2 billion and Won 216.8 billion, respectively.

In February 2010, the KCC announced its final plan to reallocate 2 x 10 MHz of spectrum in the 800 MHz band that we were using to other service providers starting from July 2011. The KCC’s plan also contemplated new allocations of 2 x 10 MHz of spectrum in the 900 MHz band and 2 x 10 MHz of spectrum in the 2.1 GHz band for wireless telecommunication services. KT and LG U+ have been allocated the spectrum in the 900 MHz and 800 MHz bands, respectively. We have been allocated an additional 2 x 10 MHz of spectrum in the 2.1 GHz band for our use until December 2016, which we have been using for our 3G services since October 2010. In addition, in August 2011 the KCC auctioned the right to use 20 MHz of bandwidth in the 1.8 GHz spectrum, 20 MHz of bandwidth in the 2.1 GHz spectrum and 10 MHz of bandwidth in the 800 MHz spectrum. In the auction, we acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 995.0 billion. We were initially obligated to pay the license fee in installments during the license period of 10 years. KT acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum for Won 261.0 billion and LG U+ acquired the right to use the 20 MHz of bandwidth in the 2.1 GHz spectrum for Won 445.5 billion. In August 2013, the MSIP auctioned the right to use 15 MHz and 35 MHz of bandwidth in the 1.8 GHz spectrum and 80 MHz of bandwidth in the 2.6 GHz spectrum. We acquired the right to use the 35 MHz of bandwidth in the 1.8 GHz spectrum at a price of Won 1.08 trillion. In connection with this acquisition, we returned the right to use the previously acquired 20 MHz of bandwidth in the 1.8 GHz spectrum and the remaining installments of license fees for the 20 MHz totaling Won 614.5 billion were waived. Of the license fee for the bandwidth newly acquired in 2013, we paid Won 115.2 billion in 2013 and the remainder is payable in annual installments through the end of the license period in 2021. KT acquired the right to use the 15 MHz of bandwidth in the 1.8GHz spectrum for Won 900.0 billion and LG U+ acquired the right to use the 40 MHz of bandwidth in the 2.6 GHz spectrum for Won 479.0 billion. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our 2G services, 60 MHz of bandwidth in the 2.1 GHz spectrum for our 3G services and 20 MHz of bandwidth in the 800 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services.

We paid Won 650.0 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and paid the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.5 billion each year from 2012 through 2014 and paid the first installment in 2012. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz of bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 with the remainder payable in annual installments from 2013 through 2015. The first installment payment was made in 2013. The license fee for the 20 MHz of bandwidth in the 1.8 GHz spectrum was Won 995.0 billion, of which Won 74.6 billion, Won 74.6 billion and Won 248.8 billion was paid in 2013, 2012 and 2011, respectively, and the remainder which was payable in annual installments through the end of the license period has been waived in connection with our return of the right to use the 20 MHz bandwidth. The license fee for the 35 MHz of bandwidth in the 1.8 GHz spectrum was Won 1.08 trillion, of which Won 115.2 billion was paid in 2013, and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which Won 8.7 billion was paid in 2012, and the remainder is payable in annual installments from 2014 through 2016. For more information, see note 14 of the notes to our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, respectively.

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

We are no longer required to make any contributions to the Fund for Development of Information Telecommunications in light of the decrease in revenues from our CDMA network and did not make any contribution to this fund in 2013 and 2012. Our contribution to this fund in 2011 was Won 18.8 billion.

Universal Service Obligation.    All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIP (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIP designates universal services and the service provider who is required to provide each service. Currently, under the MSIP guidelines, we are required to offer free subscription and a discount of between 35.0% to 50.0% of our monthly fee for cellular services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to the MSIP guidelines, which differ from our accounting practices). In 2013, our contribution amount was Won 192.3 billion for our fiscal year 2012. In 2012, our contribution amount was Won 20.2 billion for our fiscal year 2011. In 2011, our contribution amount was Won 34.1 billion for our fiscal year 2010. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, and the exception for the foreign shareholding limit under the amended Telecommunications Business Act, which became effective on August 13, 2013, does not apply to us, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49.0% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of the outstanding voting stock of such Korean entities are also deemed foreigners. If this 49.0% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation, and the MSIP may require other corrective action.

As of December 31, 2013, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22% of our issued shares. As of December 31, 2013, a foreign investment fund and its related parties collectively held a 1.1% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2013 (which we believe was 48.02%), would reach 73.24%, exceeding the 49.0% ceiling on foreign shareholding.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2013, SK Group members owned in aggregate 25.22% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2013:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	607,249
	Customer Service Centers	107,277
	Training Centers	616,845
	Central Research and Development Center	482,719
	Others(1)	1,002,724
Busan	Regional Headquarters	363,282
	Others(1)	601,912
Daegu	Regional Headquarters	153,603
	Others(1)	258,081
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	660,350
Chungcheong Province	Regional Headquarters	459,302
	Others(1)	770,819

(1)	Includes cell sites.

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

Among other factors, management uses operating income of each reportable segment presented in accordance with K-IFRS (“segment operating income”) in its assessment of the profitability of each reportable segment. The sum of segment operating income for all three reportable segments differs from our operating income from continuing operations presented in accordance with IFRS by IASB as segment operating income does not include certain items such as gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating income from continuing operations presented in accordance with IFRS by IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

In addition to the information set forth below, see note 5 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Handset Subsidies.    In March 2008, the Government fully lifted a prohibition on the provision of handset subsidies and allowed mobile service providers to subsidize the purchase of new handsets by certain qualifying customers. In order to compete more effectively, we began providing such handset subsidies, which has increased, and may continue to increase, our marketing expenses. We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Since we do not recognize revenues from sales of handsets by third parties, the trends between our digital handset sales and our provision for handset subsidies are not necessarily correlated. In 2013 and 2012, our provision for handset subsidies significantly decreased as we gradually ceased providing handset subsidies to subscribers. Starting in December 2011, we decreased the amount of handset subsidies provided per subscriber and beginning in August 2012, we ceased providing handset subsidies with respect to all handset purchases, with exceptions for a very limited number of handset models. The amount recognized as a provision for handset subsidies is our best estimate of the expenditure required to settle current obligations to relevant subscribers at the end of the reporting period, which is calculated as the sum of the present values of the monthly balances for handset subsidies over the relevant service periods, taking into account the customer retention rate for relevant subscribers. Since April 2008, we also began offering 24-month installment payment plans for new handset purchases by new or existing subscribers, which has increased, and may continue to increase, our capital requirements. On May 13, 2010, the KCC announced a guideline recommending that telecommunication service providers limit their marketing expenses to 22.0% of their annual sales, and the limit was subsequently lowered to 20.0% of their annual sales for the years 2013, 2012 and 2011. Such marketing expenses include initial commissions, monthly commissions and retention commissions paid to our authorized dealers and subscribers, including handset subsidies, but do not include advertising expenses. This guideline remains effective. While the guideline is not binding, we, as well as our competitors, nonetheless try to adhere to such guideline when feasible, which may have a material adverse effect on our businesses and results of operations. Furthermore, failure to comply with rules, regulations and corrective orders may lead to suspension of our business or imposition of monetary penalties. For example, in December 2012, the KCC imposed a suspension on each of us, KT and LG U+ from acquiring new subscribers during the first quarter of 2013, each for a period of more than 20 days, and imposed fines pursuant to its determination that we, KT and LG U+ provided handset subsidies to new subscribers which were not universally available. In March 2013, the KCC imposed additional fines on each of us, KT and LG U+ for the same reason after further investigations. In July 2013, the KCC again imposed additional fines on each of us, KT and LG U+ for the same reason. In December 2013, the KCC imposed additional fines on each of us, KT and LG U+, which amounted to a combined amount of approximately Won 106 billion, which is the largest fine ever imposed by the KCC for providing subsidies to subscribers which were not universally available. In March 2014, the MSIP imposed a suspension on each of us, KT and LG U+ from acquiring new subscribers for a period of 45 days, which is the longest suspension period imposed on us by the Government for providing subsidies to subscribers which were not universally available. The KCC also imposed an additional suspension of business on us for a period of seven days and on LG U+ for a period of 14 days and imposed a fine on each of us, KT and LG U+ for the same reason. The suspension of our business or imposition of monetary penalties by the Government could have a material adverse effect on our business.

Changes in Tariffs and Interconnection Fees.    Under current regulations, we must obtain prior MSIP approval of the rates and fees we charge subscribers for our cellular services. Generally, the rates we charge for our services have been declining. The KCC periodically reviewed the tariffs charged by wireless operators and, from time to time, suggested tariff reductions. Although these suggestions were not binding, we had in the past implemented some tariff reductions in response to KCC recommendations. Most recently, in September 2011, we reduced the monthly fee by Won 1,000 for every subscriber, exempted SMS usage charges up to 50 messages per month and introduced flexible service plans for smartphone users. The MSIP, which has taken over the KCC’s tariff regulation function as of March 23, 2013, is planning to gradually reduce and abolish initial subscription fees by 2015. Pursuant to this policy objective, the MSIP discussed with us, KT and LG U+ gradually reducing and abolishing initial subscription fees and as a result of the discussions, we, KT and LG U+ reduced the initial subscription fee by 40% in December 2013. On January 1, 2014, the MSIP announced its plans to further reduce initial subscription fees in the second half of 2014 so that such fees would be reduced to 50% of the current fee levels, and we expect the remaining initial subscription fees to be abolished by 2015. The MSIP may also suggest other tariff reductions. Any further tariff reductions we make in response to such suggestion may adversely affect our results of operations. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues and Rates” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

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

Average Monthly Outgoing Voice Minutes and Revenue per Subscriber.    The following table sets forth selected information concerning our wireless telecommunications network during the periods indicated:

	For the Year Ended December 31,
	2013		2012		2011
Outgoing voice minutes (in thousands)(1)		58,924,679		57,201,505		60,573,960
Average monthly outgoing voice minutes per subscriber(2)		181		179		192
Billing average monthly revenue per subscriber(3)	￦	34,551	￦	33,016	￦	33,178
Total average monthly revenue per subscriber(4)	￦	42,377	￦	40,128	￦	40,338

(1)	Includes only the minutes of outgoing calls of SK Telecom subscribers and does not include minutes of incoming calls or minutes of use relating to the use of SMS, MMS and other wireless data services.

(2)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of SK Telecom subscribers for each month in the period, calculated as the average of the number of SK Telecom subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(3)	The billing average monthly revenue per subscriber is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period.

(4)	The total average monthly revenue per subscriber is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service, data service, initial subscription fees and interconnection revenue, as well as other revenues, for the period by the monthly average number of subscribers (including the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period.

Our average monthly outgoing voice minutes per subscriber increased by 1.1% in 2013 but decreased by 6.8% in 2012. We believe the increase in 2013 was caused by our introduction of unlimited voice plans in March 2013. We believe the decrease in 2012 was caused by an increase in the number of subscribers who subscribe to fixed-rate plans, an increase in the number of users who have multiple wireless devices, as well as an increase in the use of free text message or voice services over mobile Internet.

Our total average monthly revenue per subscriber increased by 5.6% to Won 42,377 in 2013 from Won 40,128 in 2012 but decreased by 0.5% to Won 40,128 in 2012 from Won 40,338 in 2011. The increase in total average monthly revenue per subscriber in 2013 was primarily due to increases in LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless services and data service usage attributable to increases in the number of smartphone users. The decrease in total average monthly revenue per subscriber in 2012 was primarily due to decreases in voice service usage attributable to the increased use of free text message services by smartphone users, as well as a reduction of the monthly fee by Won 1,000 for every subscriber effective from September 16, 2011, partially offset by increases in data service usage attributable to increases in the number of smartphone users and LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless services.

Acquisition of SK Hynix Shares.    In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. As of December 31, 2013, we held a 20.57% equity stake in SK Hynix.

Cessation of DMB services.    In 2012, we decided to cease SK Telink’s satellite DMB services due to the accumulating loss resulting from the continuing decline in satellite DMB subscribers. We presented the loss from the cessation of the DMB business as of August 31, 2012 as loss from discontinued operation for the year ended December 31, 2012 and classified the related assets and liabilities as held for sale. We applied the accounting effects retrospectively, and accordingly re-presented the consolidated statements of income and the consolidated statements of comprehensive income for the year ended December 31, 2011. The consolidated statement of income data in this annual report for the year ended December 31, 2011 are the re-presented amounts.

Disposition of Loen Entertainment Shares.    In 2013, SK Planet, our wholly-owned subsidiary, disposed of a 52.6% equity stake in Loen Entertainment, Korea’s largest music recording company in terms of records released and revenues, for an aggregate sale price of approximately Won 265.9 billion. As a result, Loen Entertainment ceased to be our consolidated subsidiary as of July 18, 2013. We presented our profits from Loen Entertainment in 2013 as profits from discontinued operation for the year ended December 31, 2013. We applied the accounting effects retrospectively, and accordingly re-presented the consolidated statements of income and the consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011. The consolidated statement of income data in this annual report for the years ended December 31, 2012 and 2011 are the re-presented amounts.

Operating Expenses and Operating Margins.    Our operating expenses consist principally of commissions paid to authorized dealers and our subscribers (including handset subsidies), depreciation and amortization, network interconnection, labor costs, cost of products that have been resold for handset sales, leased line and frequency license fees, rent expenses and advertising expenses. Operating income from continuing operations represented 9.5% of our operating revenue and other income in 2013, 10.6% in 2012 and 13.6% in 2011.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by KASB in 2012. The amendments require operating income, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses. Accordingly, beginning with our consolidated statements of income prepared in accordance with K-IFRS for the year ended December 31, 2012, we present operating income in accordance with the amended K-IFRS No. 1001, Presentation of Financial Statements. The amendments were applied retroactively to our consolidated statement of income prepared in accordance with K-IFRS for the year ended December 31, 2011 and certain items in such consolidated statement of income were reclassified to conform to the presentation of operating income in the consolidated statement of income prepared in accordance with K-IFRS for the year ended December 31, 2012. Prior to the adoption of the amendments to K-IFRS No. 1001, Presentation of Financial Statements, the operating income we presented in our consolidated statements of income prepared in accordance with K-IFRS took into account certain other operating revenue and other operating expenses that are no longer included in the calculation of operating income pursuant to these amendments.

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating income from continuing operations in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating income in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. The table below sets forth a reconciliation of our operating income from continuing operations as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for the years ended December 31, 2013, 2012 and

2011 to the operating income as presented in the consolidated statements of income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2013		2012		2011
	(In billions of Won)
Operating income from continuing operations pursuant to IFRS by IASB	￦	1,578.4	￦	1,737.7	￦	2,162.7
Differences:
Other income pursuant to IFRS
Fee revenues		(7.3)		(4.0)		(5.3)
Gain on disposal of property and equipment and intangible assets		(8.0)		(162.6)		(6.3)
Others(1)		(59.7)		(35.3)		(38.1)

		(75.0)		(201.8)		(49.6)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS
Loss on impairment of property and equipment and intangible assets		13.8		37.0		1.2
Loss on disposal of property and equipment and intangible assets		267.5		15.1		20.7
Donations		82.1		81.3		90.0
Bad debt for accounts receivable — other		22.2		30.1		12.8
Others(1)		122.2		30.7		28.4

		507.7		194.2		153.1

Operating income pursuant to K-IFRS	￦	2,011.1	￦	1,730.0	￦	2,266.2

(1)	Reversal of allowances for doubtful accounts amounting to Won 0.4 billion, Won 5.9 billion and Won 2.3 billion for the years ended December 31, 2013, 2012 and 2011, respectively, and reversal of provision for restoration of Won 0.03 billion for the year ended December 31, 2012, which are included in other income pursuant to IFRS as issued by the IASB, are deducted from other non-operating expenses pursuant to K-IFRS.

However, there is no impact on profit for the year or earnings per share for the years ended December 31, 2013, 2012 and 2011.

Accounting Standards Updates

We have adopted IFRS 13, Fair Value Measurement and changed our accounting policies in accordance with the amendments to IAS 19, Employee Benefits, for the year ended December 31, 2013 as well as other new and amended accounting pronouncements and we are aware of several recent accounting pronouncements that we have not yet adopted. See note 3 of the notes to our consolidated financial statements for a summary of IFRS 13, Fair Value Measurement, IAS 19, Employee Benefits and other new and amended accounting pronouncements that have been adopted as well as a summary of recent accounting pronouncements that have not yet been adopted. The initial adoption of these new and amended accounting pronouncements is not expected to have a significant impact on our consolidated results of operations or financial position.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the Year Ended December 31,
	2013			2012			2011
	(In billions of Won, except percentage data)
Operating Revenue and Other Income	￦	16,677.0	100.0%	￦	16,343.3	100.0%	￦	15,852.8	100.0%
Revenue		16,602.1	99.6		16,141.4	98.8		15,803.2	99.7
Other income		74.9	0.4		201.9	1.2		49.6	0.3
Operating Expense		15,098.6	90.5		14,605.6	89.4		13,690.1	86.4
Operating Income from Continuing Operations		1,578.4	9.5		1,737.6	10.6		2,162.7	13.6
Profit before Income Tax		1,827.1	11.0		1,519.4	9.3		2,212.3	14.0
Income Tax Expense from Continuing Operations		400.8	2.4		288.2	1.8		601.9	3.8
Profit from Continuing Operations		1,426.3	8.6		1,231.2	7.5		1,610.3	10.2
Profit (Loss) from Discontinued Operation, Net of Income Taxes(1)		183.2	1.1		(115.5)	(0.7)		(28.3)	(0.2)
Profit (Loss) for the Year Attributable to:
Owners of the Parent Company		1,638.9	9.8		1,151.7	7.0		1,612.9	10.2
Non-controlling Interests		(29.4)	(0.2)		(36.0)	(0.2)		(30.8)	(0.2)
Profit for the Year		1,609.5	9.6		1,115.7	6.8		1,582.1	10.0

(1)	Relates to results of operations of Loen Entertainment, which ceased being our consolidated subsidiary in July 2013, SK Telink’s DMB business, which was ceased in August 2012, and SK i-Media Co., Ltd., which was sold in October 2011, which have been classified as discontinued operations after such cessation, sale or liquidation.

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	Year Ended December 31,
	2013			2012			2011
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	11,001.1	66.3%	￦	10,591.5	65.6%	￦	10,447.6	66.1%
Cellular Interconnection		845.0	5.1		860.3	5.3		1,090.9	6.9
Digital Handset Sales (2)		645.9	3.9		1,131.7	7.0		787.2	5.0
Miscellaneous(3)		823.5	5.0		635.5	3.9		750.6	4.7

Total Cellular Services Revenue		13,315.5	80.2		13,218.9	81.9		13,076.3	82.7

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service(4)	￦	474.4	2.9%	￦	485.9	3.0%	￦	490.7	3.1%
Fixed-line Interconnection		78.7	0.5		98.5	0.6		83.8	0.5
Broadband Internet Service(4)		1,023.2	6.2		865.0	5.4		1,000.5	6.3
International Calling Service(5)		127.0	0.8		144.1	0.9		163.6	1.0
Miscellaneous(6)		621.1	3.7		600.4	3.7		393.4	2.5

Total Fixed-line Telecommunication Services Revenue		2,324.4	14.0		2,193.9	13.6		2,131.9	13.5

Other Revenue
Commerce Service(7)	￦	742.6	4.5%	￦	391.9	2.4%	￦	99.9	0.6%
Portal Service(8)		92.2	0.6		167.8	1.0		233.8	1.5
Miscellaneous(9)		127.4	0.8		168.9	1.0		261.3	1.7

Total Other Revenue		962.2	5.8		728.6	4.5		595.0	3.8

Total Revenue	￦	16,602.1	100.0%	￦	16,141.4	100.0%	￦	15,803.2	100.0%

Total Revenue Growth		2.9%			2.1%			2.8%
Segment Operating Expense(10)
Cellular Services	￦	11,329.4	68.2%	￦	11,535.5	71.5%	￦	10,898.2	69.0%
Fixed-line Telecommunication Services		2,268.8	13.7		2,140.7	13.3		2,065.7	13.1
Others		992.8	6.0		735.1	4.6		573.1	3.6

Total Segment Operating Expense	￦	14,591.0	87.9%	￦	14,411.3	89.3%	￦	13,537.0	85.7%

Segment Operating Income
Cellular Services	￦	1,986.1	12.0%	￦	1,683.4	10.4%	￦	2,178.1	13.8%
Fixed-line Telecommunication Services		55.6	0.3		53.1	0.3		66.2	0.4
Others		(30.6)	(0.2)		(6.5)	(0.0)		21.9	0.1

Total Segment Operating Income	￦	2,011.1	12.1%	￦	1,730.0	10.7%	￦	2,266.2	14.3%

(1)	Wireless service revenue includes revenue from cellular voice service, wireless data service and initial subscription fees. Revenue from cellular voice service is primarily composed of monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. Revenue from wireless data service is primarily composed of usage charges for SMS and MMS and revenues from outgoing data usage.

(2)	Digital handsets are sold by PS&Marketing, our consolidated subsidiary.

(3)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by SK Telecom. For the period from January 1, 2011 to September 30, 2011, miscellaneous cellular services revenue also includes revenue from the sale and licensing of Internet platform solutions, which business was spun off into SK Planet in October 2011 and subsequently included in our others segment.

(4)	Broadband Internet service (including IP TV service) and fixed-line telephone service are provided by SK Broadband, our consolidated subsidiary.

(5)	International calling service is provided by SK Telink, our consolidated subsidiary.

(6)	Miscellaneous fixed-line telecommunication services revenue includes revenues from leased line, corporate data and Internet solutions businesses provided by SK Broadband and VoIP services provided by SK Telink.

(7)	Commerce service revenue includes revenue from 11th Street, our online shopping mall operated by SK Planet, subsequent to the spin-off of SK Planet in October 2011. Prior to the spin-off of SK Planet, such revenue was included in miscellaneous cellular services revenue.

(8)	Portal service revenue includes revenues from NATE, our online portal service operated by SK Communications, and Cyworld, a social networking service formerly operated by SK Communications. In March 2014, the Cyworld business was spun-off into an unaffiliated company.

(9)	Miscellaneous others revenue includes revenue from T Store, our online open marketplace for mobile applications operated by SK Planet, and certain other platform businesses operated by SK Planet, each subsequent to the spin-off of SK Planet in October 2011. Prior to the spin-off of SK Planet, such revenue from SK Planet’s platform businesses was included in miscellaneous cellular services revenue.

(10)	“Segment operating expense” means operating expense for each reportable segment presented in accordance with K-IFRS and therefore, does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

2013 Compared to 2012

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 2.0% to Won 16,667.0 billion in 2013 from Won 16,343.3 billion in 2012, due to the following increases in operating revenue and other income.

Our consolidated operating revenue increased by 2.9% to Won 16,602.1 billion in 2013 from Won 16,141.4 billion in 2012, primarily as a result of strong growth in the number of new subscribers to our LTE service, which entail higher revenues per subscriber, as well as improved revenues from our consolidated subsidiaries, including SK Planet, SK Broadband and PS&Marketing, which more than offset a decrease in revenues from digital handset sales.

Our consolidated other income decreased by 62.9% to Won 74.9 billion in 2013 from Won 201.8 billion in 2012 due to a decrease in gain on disposal of property and equipment and intangible assets to Won 8.0 billion in 2013 from Won 162.6 billion in 2012, primarily attributable to sales of certain office buildings in 2012, partially offset by an increase in other income to Won 66.6 billion in 2013 from Won 33.4 billion in 2012, due mainly to an increase in value-added tax adjustments to Won 10.3 billion in 2013 from Won 5.5 billion in 2012 as well as compensation for typhoon damage of Won 4.5 billion in 2013 which was not recognized in 2012.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

Cellular Services Segment

The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, digital handset sales and miscellaneous cellular services, increased by 0.7% to Won 13,315.5 billion in 2013 from Won 13,218.9 billion in 2012.

The increase in our cellular services revenue was principally due to increases in our wireless service revenue and miscellaneous cellular services revenue, partially offset by decreases in digital handset sales and cellular interconnection revenue.

Wireless service revenue increased by 3.9% to Won 11,001.1 billion in 2013 from Won 10,591.5 billion in 2012, primarily due to an increase in revenue from monthly plan-based fees and wireless data services driven by an increased number of LTE subscribers and smartphone users who subscribe to fixed-price voice and data plans with higher monthly basic charges than our other wireless services, partially offset by a decrease in usage charges for outgoing voice calls. The decrease in usage charges for outgoing voice calls is primarily due to an increased number of subscribers who subscribe to fixed-price voice plans and our introduction of unlimited voice service features. Miscellaneous cellular services revenue increased by 29.6% to Won 823.5 billion in 2013 from Won 635.5 billion in 2012. The increase was primarily attributable to increases in revenue from our Internet solutions business, online shopping services, resale of fixed-line telecommunication services, number portability processing fees and other operating income to the extent attributable to the cellular services segment.

Digital handset sales decreased by 42.9% to Won 645.9 billion in 2013 from Won 1,131.7 billion in 2012, primarily due to a decrease in handset sales to new subscribers, which was mainly attributable to an easing of marketing competition for new subscribers among us, KT and LG U+ in 2013 following disciplinary measures imposed by the Government. Cellular interconnection revenue decreased by 1.8% to Won 845.0 billion in 2013 from Won 860.3 billion in 2012. The decrease was due to decreases in interconnection rates in 2013 and decreases in land-to-mobile call volume.

Fixed-line Telecommunication Services Segment

The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service (including IP TV service), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 5.9% to Won 2,324.4 billion in 2013 from Won 2,193.9 billion in 2012, primarily due to an increase in revenue from our broadband Internet service.

Revenue from our broadband Internet service (including IP TV service) increased by 18.3% to Won 1,023.2 billion in 2013 from Won 865.0 billion in 2012, primarily as a result of an increase in revenue from our IP TV service attributable to an increased number of IP TV subscribers and increased purchases of premium product offerings.

Others Segment

The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous other revenue, increased by 32.1% to Won 962.2 billion in 2013 from Won 728.6 billion in 2012, due to an increase in revenue from our commerce service, partially offset by decreases in portal service revenue and miscellaneous other revenue.

Commerce service revenue increased by 89.5% to Won 742.6 billion in 2013 from Won 391.9 billion in 2012, primarily due to an increase in revenue generated by 11th Street.

Portal service revenue decreased by 45.1% to Won 92.2 billion in 2013 from Won 167.8 billion in 2012, primarily due to a decrease in advertising revenues from the portal services operated by SK Communications. Miscellaneous other revenue decreased by 24.6% to Won 127.4 billion in 2013 from Won 168.9 billion in 2012, primarily due to the cessation of revenue flows from Loen Entertainment after SK Planet, our wholly-owned subsidiary, disposed of a 52.6% equity stake in Loen Entertainment in July 2013 and it ceased being our consolidated subsidiary.

Operating Expense.    Our consolidated operating expense in 2013 increased by 3.4% to Won 15,098.6 billion in 2013 from Won 14,605.6 billion in 2012, primarily due to a 30.1% increase in other operating expenses to Won 1,746.3 billion in 2013 from Won 1,342.0 billion in 2012, which was attributable mainly to an increase in loss on disposal of property and equipment and intangible assets to Won 267.5 billion in 2013 from Won 15.1 billion in 2012, which was primarily due to loss on disposal of various intangible assets, a 23.1% increase in labor cost to Won 1,561.4 billion in 2013 from Won 1,267.9 billion in 2012, which was attributable mainly to an increase in the number of our employees resulting primarily from the merger of SK Marketing & Company Co., Ltd. into SK Planet in February 2013 and our new business initiatives, as well as a 9.9% increase in depreciation and amortization expenses to Won 2,661.6 billion in 2013 from Won 2,421.1 billion in 2012, which was attributable mainly to depreciation of our newly built-out LTE wireless network and amortization of our frequency license for the 35 MHz of bandwidth in the 1.8 GHz spectrum which we started using in 2013.

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

Cellular Services Segment

The segment operating expense for our cellular services segment decreased by 1.8% to Won 11,329.4 billion in 2013 from Won 11,535.5 billion in 2012, primarily due to a decrease in commission paid primarily attributable to an easing of marketing competition for new subscribers among us, KT and LG U+ in 2013, partially offset by increases in other operating expenses, labor costs and depreciation and amortization expenses for the reasons discussed above.

Fixed-line Telecommunication Services Segment

The segment operating expense for our fixed-line telecommunication services segment increased by 6.0% to Won 2,268.8 billion in 2013 from Won 2,140.7 billion in 2012, primarily due to an increase in marketing costs attributable mainly to increased media advertisements in connection with an expansion of our customer base, partially offset by a decrease in fees paid primarily attributable to a decrease in fixed-line network construction.

Others Segment

The segment operating expense for our others segment increased by 35.1% to Won 992.8 billion in 2013 from Won 735.1 billion in 2012, primarily due to an increase in marketing costs resulting from increased competition in the e-commerce market.

Operating Income from Continuing Operations.    Our consolidated operating income from continuing operations decreased by 9.2% to Won 1,578.4 billion in 2013 from Won 1,737.7 billion in 2012, as the increase in operating expense and decrease in other income outpaced the increase in operating revenue.

Our segment operating income with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating income for all three reportable segments differs from our consolidated operating income from continuing operations presented in accordance with IFRS by IASB. For a reconciliation of operating income from continuing operations presented in accordance with IFRS by IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The segment operating income of our cellular services segment increased by 18.0% to Won 1,986.1 billion in 2013 from Won 1,683.4 billion in 2012, primarily due to an increase in revenue from monthly plan-based fees and wireless data services driven by an increased number of LTE subscribers and smartphone users who subscribe to fixed-price voice and data plans with higher monthly basic charges than our other wireless services, which was enhanced by a decrease in commissions paid relating to marketing expenses to acquire new subscribers. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 14.9% in 2013 from 12.7% in 2012. The segment operating income of our fixed-line telecommunication services segment increased by 4.7% to Won 55.6 billion in 2013 from Won 53.1 billion in 2012, due to an increase in revenue from our broadband Internet service. The segment operating margin of our fixed-line telecommunication services segment remained stable at 2.4% in 2013 and 2012. However, the segment operating loss of our others segment increased significantly to Won 30.6 billion in 2013 from Won 6.5 billion in 2012, primarily due to decreased profitability of our e-commerce business resulting from increased competition in the e-commerce market.

Finance Income and Finance Costs.    Our finance income decreased by 74.5% to Won 113.4 billion in 2013 from Won 444.6 billion in 2012, primarily due to a Won 273.3 billion decrease in gain on disposal of long-term investment securities to Won 9.3 billion in 2013 from Won 282.6 billion in 2012, which was mainly attributable to the sale in October 2012 of half of the POSCO shares we owned, as well as a 32.6% decrease in interest income to Won 65.6 billion in 2013 from Won 97.3 billion in 2012, which was mainly due to a general decrease in interest rates. Our finance costs decreased by 10.5% to Won 571.2 billion in 2013 from Won 638.3 billion in 2012, primarily due to a 72.7% decrease in other finance costs to Won 52.1 billion in 2013 from Won 190.6 billion in 2012 as a result of a decrease in impairment losses for our available-for-sale financial assets, and a 19.5% decrease in interest expense to Won 331.8 billion in 2013 from Won 412.4 billion as a result of decreases in our interest-bearing financial debt and interest rates, which was partially offset by a Won 126.4 billion increase in loss relating to financial liability at fair value through profit or loss to Won 134.2 billion in 2013 from Won 7.8 billion in 2012 as a result of valuation loss on our exchangeable bonds due to rising stock prices and loss on redemption of debentures upon the exercise of exchange claims.

Gains (Losses) Related to Investments in Subsidiaries and Associates.    We recorded net gains related to investments in subsidiaries and associates of Won 706.5 billion in 2013 compared to net losses related to investments in subsidiaries and associates of Won 24.6 billion in 2012. The change to a net gain was primarily due to a Won 610.2 billion gain attributable to our investment in SK Hynix, in which we have a 20.57% interest. SK Hynix recorded profit for the year of Won 2,872.5 billion in 2013 compared to loss for the year of Won 158.8 billion in 2012, primarily as a result of increases in both average selling prices and unit sales of its dynamic random-access memory and NAND products.

Income Tax.    Income tax expense from continuing operations increased by 39.1% to Won 400.8 billion in 2013 from Won 288.2 billion in 2012. Our effective tax rate in 2013 also increased by 2.9%p to 21.9% in 2013 from 19.0% in 2012. Our income tax expense from continuing operations and effective tax rate increased in 2013 compared to 2012 primarily due to a decrease in tax credits related to our capital expenditures in 2013, as well as a decrease in discretionary exemptions extended by the tax authority in 2013.

Profit (Loss) from Discontinued Operations.    We recognized profit from discontinued operations of Won 183.2 billion in 2013 compared to loss from discontinued operations of Won 115.5 billion in 2012. The profit from discontinued operations in 2013 was related to Loen Entertainment, in which SK Planet, our wholly-owned subsidiary, disposed of a 52.6% equity stake for an aggregate sale price of approximately Won 265.9 billion and as a result, ceased to be our consolidated subsidiary in 2013. The loss from discontinued operations in 2012 was related to SK Telink’s former satellite DMB business, which was ceased during 2012.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year increased by 9.7% to Won 1,609.5 billion in 2013 from Won 1,115.7 billion in 2012. Profit for the year as a percentage of operating revenue and other income was 9.7% in 2013 compared to 6.8% in 2012.

2012 Compared to 2011

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 3.1% to Won 16,343.3 billion in 2012 from Won 15,852.8 billion in 2011, due to the following increases in operating revenue and other income.

Our consolidated operating revenue increased by 2.1% to Won 16,141.4 billion in 2012 from Won 15,803.2 billion in 2011, primarily as a result of strong growth in the number of new subscribers to our LTE service, which entail higher revenues per subscriber, as well as improved revenues from our consolidated subsidiaries, including SK Planet, SK Broadband and PS&Marketing, which more than offset a decrease in revenues from our non-LTE subscribers.

Our consolidated other income increased by more than threefold to Won 201.8 billion in 2012 from Won 49.6 billion in 2011, due to an increase in gain on disposal of property and equipment and intangible assets to Won 162.6 billion in 2012 from Won 6.3 billion in 2011, primarily attributable to sales of certain office buildings in 2012.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

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

Miscellaneous fixed-line telecommunication services revenue, including revenues from the leased line, corporate data and Internet solutions businesses, increased by 52.6% to Won 600.4 billion in 2012 from Won 393.4 billion in 2011, primarily due to an increase in revenue from the construction of fixed lines for our B2B solutions business.

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

Others Segment

The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous other revenue, increased by 22.5% to Won 728.6 billion in 2012 from Won 595.0 billion in 2011, primarily due to an increase in revenue from our commerce service, partially offset by decreases in miscellaneous other revenue and portal service revenue. If we had not reclassified the revenues generated by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011, the revenue of our others segment would have decreased by 36.8% to Won 289.5 billion in 2012 from Won 457.8 billion in 2011.

Commerce service revenue increased by almost threefold to Won 391.9 billion in 2012 from Won 99.9 billion in 2011, primarily due to an increase in revenue generated by 11th Street.

Miscellaneous other revenue decreased by 35.4% to Won 168.9 billion in 2012 from Won 261.3 billion in 2011, primarily due to the cessation of revenue flows from our consolidated subsidiary, Ntreev Soft Co., Ltd. (“Ntreev”), after we sold our investment in Ntreev in February 2012. Portal service revenue decreased by 28.2% to Won 167.8 billion in 2012 from Won 233.8 billion in 2011, primarily due to a decrease in advertising revenues from the portal services operated by SK Communications.

Operating Expense.    Our consolidated operating expense in 2012 increased by 6.7% to Won 14,605.6 billion in 2012 from Won 13,690.1 billion in 2011, primarily due to a 7.0% increase in commissions paid to Won 5,949.5 billion in 2012 from Won 5,560.1 billion in 2011, which was attributable mainly to an increase in marketing expenses to acquire new LTE subscribers and an increase in sales commission from increased smartphone sales, a 35.0% increase in cost of products that have been resold to Won 1,292.3 billion in 2012 from Won 957.1 billion in 2011, which was attributable mainly to an increase in LTE smartphone sales by PS&Marketing, as well as a 5.9% increase in depreciation and amortization expenses to Won 2,421.1 billion in 2012 from Won 2,286.6 billion in 2011, which was attributable mainly to an increase in our investment in wireless networks, including our LTE multi-carrier technology, and the amortization of our frequency license for the 1.8 GHz spectrum which we started using in 2012.

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

Cellular Services Segment

The segment operating expense for our cellular services segment increased by 5.8% to Won 11,535.5 billion in 2012 from Won 10,898.2 billion in 2011, primarily due to increases in commissions paid, cost of products that have been resold and depreciation and amortization expenses for the reasons discussed above, partially offset by a decrease in network interconnection expenses primarily attributable to decreases in interconnection traffic volume and fee rates, as well as the effects of the reclassification of expenses incurred by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011. If we had not reclassified such expenses, segment operating expense of our cellular services segment would have increased by an additional Won 277.0 billion in 2012, primarily due to an increase in commissions related to SK Planet’s platform businesses.

Fixed-line Telecommunication Services Segment

The segment operating expense for our fixed-line telecommunication services segment increased by 3.6% to Won 2,140.7 billion in 2012 from Won 2,065.7 billion in 2011, primarily due to an increase in commissions paid related to increased revenue from fixed-line network construction, partially offset by a decrease in network interconnection expenses primarily attributable to decreases in interconnection traffic volume and fee rates.

Others Segment

The segment operating expense for our others segment increased by 28.3% to Won 735.1 billion in 2012 from Won 573.1 billion in 2011, primarily due to the reclassification of expenses incurred by our platform businesses from the cellular services segment to the others segment in connection with the spin-off of SK Planet in October 2011 as explained above with respect to the segment operating expense of our cellular services segment, partially offset by a decrease in expenses incurred by the portal services operated by SK Communications. If we had not reclassified these expenses, the segment operating expense of our others segment would have decreased by 25.9% to Won 329.5 billion in 2012 from Won 444.5 billion in 2011.

Operating Income from Continuing Operations.    Our consolidated operating income from continuing operations decreased by 19.7% to Won 1,737.7 billion in 2012 from Won 2,162.7 billion in 2011, as the increase in operating expense outpaced the increase in operating revenue and other income, primarily with respect to our cellular services segment.

Our segment operating income with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating income for all three reportable segments differs from our consolidated operating income from continuing operations presented in accordance with IFRS by IASB. For a reconciliation of operating income from continuing operations presented in accordance with IFRS by IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The segment operating income of our cellular services segment decreased by 22.7% to Won 1,683.4 billion in 2012 from Won 2,178.1 billion in 2011, primarily due to an increase in commissions paid relating to marketing expenses to acquire new LTE subscribers, which more than offset an increase in revenue from our cellular services segment of Won 142.6 billion. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 12.7% in 2012 from 16.7% in 2011. The segment operating income of our fixed-line telecommunication services segment decreased by 19.8% to Won 53.1 billion in 2012 from Won 66.2 billion in 2011, due to an increase in operating expenses, including commissions paid related to increased revenue from fixed-line network construction. The segment operating margin of our fixed-line telecommunication services segment decreased to 2.4% in 2012 from 3.1% in 2011. However, in our others segment, we recorded operating loss of Won 6.5 billion in 2012 compared to operating income of Won 21.9 billion in 2011. The change to operating loss in 2012 was primarily due to a decrease in operating income from the portal services operated by SK Communications.

Finance Income and Finance Costs.    Our finance income increased by 1.0% to Won 444.6 billion in 2012 from Won 440.2 billion in 2011, primarily due to a 71.9% increase in gain on disposal of long-term investment securities to Won 282.6 billion in 2012 from Won 164.4 billion in 2011, which was mainly attributable to the sale in October 2012 of half of the POSCO shares we owned, partially offset by a 41.4% decrease in interest income to Won 97.3 billion in 2012 from Won 166.1 billion in 2011 as a result of a decrease in accounts receivable related to sales of handsets on installment payment plans. The accounts receivable related to sales of handsets on installment payment plans have continued to decrease since September 2010, when Hana SK Card took over this financing from us. Our finance costs increased by 85.7% to Won 638.3 billion in 2012 from Won 343.8 billion in 2011, primarily due to a 38.8% increase in interest expense to Won 412.4 billion in 2012 from Won 297.2 billion in 2011 as a result of an increase in our interest-bearing financial debt and an increase in other finance costs to Won 190.6 billion in 2012 from Won 12.8 billion in 2011 as a result of an increase in impairment losses for our available-for-sale financial assets.

Losses Related to Investments in Subsidiaries and Associates.    Losses related to investments in subsidiaries and associates, net decreased by 47.6% to Won 24.6 billion in 2012 from Won 46.9 billion in 2011, primarily due to a Won 66.0 billion gain on the disposal of our investment in Ntreev in February 2012 and a Won 6.9 billion gain attributable to our investment in SK Hynix, in which we have a 20.57% interest.

Income Tax.    Income tax expense from continuing operations decreased by 52.1% to Won 288.2 billion in 2012 from Won 601.9 billion in 2011. Our effective tax rate in 2012 also decreased by 8.2%p to 19.0% in 2012 from 27.2% in 2011. Our income tax expense from continuing operations and effective tax rate decreased in 2012 compared to 2011 primarily due to an increase in tax credits related to our capital expenditures in 2012, as well as a tax refund received in 2012 for previous years and as a result of tax audits conducted in 2011 for prior periods.

Loss from Discontinued Operations.     We recognized loss from discontinued operations of Won 115.5 billion in 2012 and Won 28.3 billion in 2011 related to SK Telink’s former satellite DMB business, which was ceased during 2012.

Profit for the Year.     Principally as a result of the factors discussed above, our profit for the year decreased by 29.5% to Won 1,115.7 billion in 2012 from Won 1,582.1 billion in 2011. Profit for the year as a percentage of operating revenue and other income was 6.8% in 2012 compared to 10.0% in 2011.

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 1.3% in 2013, 2.2% in 2012 and 4.0% in 2011.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 945.8 billion as of December 31, 2013 and Won 880.5 billion as of December 31, 2012. The working capital deficit as of December 31, 2013 was primarily caused by our acquisition of property and equipment in connection with the further expansion and enhancement of our LTE network in 2013 and our repayment of debt incurred in connection with the financing of our acquisition of an equity stake in SK Hynix as discussed below. The working capital deficit as of December 31, 2012 was primarily caused by our acquisition of property and equipment in connection with the further expansion and enhancement of our LTE network in 2012, the acquisition of a 21.05% equity stake in SK Hynix in February 2012 and our repayment of debt incurred in connection with the financing of such equity stake in SK Hynix. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,816.2 billion as of December 31, 2013 and Won 1,494.7 billion as of December 31, 2012. We had outstanding short-term borrowings of Won 260.0 billion as of December 31, 2013 and Won 600.2 billion as of December 31, 2012. As of December 31, 2013, we had credit lines with several local banks that provided for borrowing of up to Won 607.0 billion, of which Won 260.0 billion was outstanding and Won 347.0 billion was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,398.6 billion as of December 31, 2013 and Won 920.1 billion as of December 31, 2012. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2013		2012		2011		2013 to 2012			2011 to 2012
	(In billions of Won, except percentages)
Net Cash Provided by Operating Activities	￦	3,558.6	￦	3,999.7	￦	6,306.4	￦	(441.1)	(11.0)%	￦	(2,306.7)	(36.6)%
Net Cash Used in Investing Activities		(2,506.5)		(5,309.6)		(4,239.1)		2,803.1	(52.8)		(1,070.5)	25.3
Net Cash Provided by (Used in) Financing Activities		(573.2)		585.3		(1,079.3)		(1,158.5)	N/A		1,664.6	N/A
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		(0.4)		(6.0)		3.4		5.6	(93.3)		(9.4)	N/A
Net Increase (Decrease) in Cash and Cash Equivalents		478.9		(724.7)		988.0		1,203.6	N/A		(1,712.7)	N/A
Cash and Cash Equivalents at Beginning of Period		920.1		1,650.8		659.4		(730.7)	(44.3)		991.4	150.3
Cash and Cash Equivalents at End of Period		1,398.6		920.1		1,650.8		478.5	52.0%		(730.7)	(44.3)%

N/A = Not applicable.

Cash Flows from Operating Activities.     Net cash provided by operating activities was Won 3,558.6 billion in 2013, Won 3,999.7 billion in 2012 and Won 6,306.4 billion in 2011. Profit for the year was Won 1,609.5 billion in

2013, Won 1,115.7 billion in 2012 and Won 1,582.1 billion in 2011. Net cash provided by operating activities in 2013 decreased by 11.0% from 2012, primarily due to a decrease in collections of other accounts receivable related to sales of handsets on installment payment plans and a decrease in other accounts payable. Net cash provided by operating activities in 2012 decreased by 36.6% from 2011, primarily due to a 29.5% decrease in profit for the year and a decrease in collections of other accounts receivable related to sales of handsets on installment payment plans in 2012. There have been no additional other accounts receivable related to sales of handsets on installment payment plans since September 2010, when Hana SK Card took over this financing from us.

Cash Flows from Investing Activities.     Net cash used in investing activities was Won 2,506.5 billion in 2013, Won 5,309.6 billion in 2012 and Won 4,239.1 billion in 2011. Cash inflows from investing activities were Won 1,251.8 billion in 2013, Won 1,831.2 billion in 2012 and Won 725.9 billion in 2011. Cash inflows in 2013 were primarily attributable to collection of short-term loans of Won 290.9 billion, proceeds from disposal of long-term investment securities of Won 287.8 billion, mostly in connection with the merger of SK Marketing & Co., Ltd. into SK Planet in February 2013, proceeds from disposal of a subsidiary of Won 215.9 billion, mostly attributable to the sale in July 2013 of shares of Loen Entertainment, net proceeds from the disposition of non-current assets held for sale of Won 190.4 billion, relating to the sale of shares of SKY Property Management, and a decrease in short-term financial instruments, net of Won 186.4 billion, the proceeds of which were used to repay our outstanding debt. Cash inflows in 2012 were primarily attributable to proceeds from disposal of long-term investment securities of Won 511.4 billion, mostly relating to the sale in October 2012 of half of the POSCO shares we owned, a decrease in short-term financial instruments, net of Won 464.5 billion, the proceeds of which were used to repay our outstanding debt, collection of short-term loans of Won 282.7 billion, as well as proceeds from disposal of property and equipment of Won 271.1 billion, mostly relating to the sales of certain office buildings. Cash inflows in 2011 largely related to proceeds from disposal of long-term investment securities of Won 256.7 billion, including shares of SK C&C, and the collection of short-term loans of Won 194.6 billion.

Cash outflows for investing activities were Won 3,758.3 billion in 2013, Won 7,140.8 billion in 2012 and Won 4,964.9 billion in 2011. Cash outflows in 2013 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,879.1 billion, primarily in connection with the further expansion of our LTE network to provide nationwide coverage and to enhance and improve its quality. Cash outflows in 2012 were largely attributable to expenditures related to the acquisition of property and equipment of Won 3,394.3 billion, primarily in connection with the further expansion of our LTE network to provide nationwide coverage and to enhance and improve its quality, and the acquisition of investments in associates of Won 3,098.8 billion, primarily relating to our acquisition of a 21.05% equity stake in SK Hynix. Cash outflows in 2011 largely related to expenditures related to the acquisition of property and equipment of Won 2,960.6 billion, primarily relating to expenditures in connection with upgrades to and expansion of our WCDMA network, as well as the initial build-out of our LTE network and expansion of our WiBro network, as well as an increase in intangible assets of Won 598.4 billion primarily as a result of our acquisition of additional frequency licenses.

Cash Flows from Financing Activities.     Net cash used in financing activities in 2013 was Won 573.2 billion, net cash provided by financing activities in 2012 was Won 585.3 billion and net cash used in financing activities in 2011 was Won 1,079.3 billion. Cash inflows from financing activities were Won 1,852.2 billion in 2013, Won 4,245.3 billion in 2012 and Won 1,401.9 billion in 2011. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,328.7 billion in 2013, Won 2,098.4 billion in 2012 and Won 1,129.5 billion in 2011, proceeds from long-term borrowings, which provided cash of Won 105.1 billion in 2013, Won 2,059.0 billion in 2012 and Won 92.4 billion in 2011, and the issuance of hybrid bonds in 2013, which provided cash of Won 398.5 billion. The proceeds from long-term borrowings in 2012 consist primarily of borrowings pursuant to a syndicated loan in connection with our acquisition of a 21.05% equity stake in SK Hynix.

Cash outflows for financing activities were Won 2,425.4 billion in 2013, Won 3,660.0 billion in 2012 and Won 2,481.2 billion in 2011. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of debentures, acquisition of treasury stock and repayment of short-term borrowings, among other items. Payment of dividends were Won 655.9 billion in 2013, Won 655.1 billion in 2012 and Won 668.3 billion in 2011. Repayments of current portion of long-term debt were Won 161.6 billion in 2013, Won 102.7 billion in 2012 and Won 224.6 billion in 2011. Repayment of long-term borrowings were Won 467.2 billion in 2013, Won 1,660.5 billion in 2012 and Won 512.4 billion in 2011.

Repayment of debentures were Won 772.0 billion in 2013, Won 1,145.7 billion in 2012 and Won 842.2 billion in 2011. Decrease in short-term borrowings, net accounted for Won 340.2 billion and Won 61.4 billion of cash outflows for financing activities in 2013 and 2012, respectively. We recorded a net increase of short-term borrowings of Won 174.2 billion in 2011. Acquisition of treasury shares accounted for Won 208.0 billion of cash outflows for financing activities in 2011. We did not acquire any treasury shares in 2013 and 2012.

As of December 31, 2013, we had total long-term debt (excluding current portion) outstanding of Won 5,010.4 billion, which included debentures in the amount of Won 4,905.6 billion and bank and institutional borrowings in the amount of Won 104.8 billion. As of December 31, 2012, we had total long-term debt (excluding current portion) outstanding of Won 5,348.5 billion, which included debentures in the amount of Won 4,979.2 billion and bank and institutional borrowings in the amount of Won 369.2 billion. The decrease in our long-term debt as of December 31, 2013 was primarily due to the redemption of long-term borrowings and reclassification of long-term debt to current portion of long-term debt. For a description of our long-term liabilities, see note 17 of the notes to our consolidated financial statements.

In September 2006, we issued Korean Won-denominated corporate bonds in an aggregate principal amount of Won 200.0 billion with a maturity of ten years and an annual interest rate of 5.0%.

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

In January 2013, we issued Australian Dollar-denominated bonds in the principal amount of AUD 300 million with a maturity of four years and an annual interest rate of 4.75%.

In March 2013, we issued floating rate notes in the principal amount of US$300 million with a maturity of 17 years and an annual interest rate based on LIBOR plus 0.88%.

In April 2013, we issued two tranches of Korean Won-denominated bonds in the following principal amounts with the following maturities and annual interest rates: (i) a principal amount of Won 230.0 billion with a maturity of ten years and an annual interest rate of 3.03% and (ii) a principal amount of Won 130.0 billion with a maturity of twenty years and an annual interest rate of 3.22%.

In February 2011, SK Telink issued Korean Won-denominated bonds in the principal amount of Won 50.0 billion with a maturity of three years and an annual interest rate of 4.86%. In November 2011, SK Telink issued Korean Won-denominated bonds in the principal amount of Won 50.0 billion with a maturity of three years and an annual interest rate of 4.62%.

In April 2011, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 290.0 billion with a maturity of three years and an annual interest rate of 4.53%. In September 2011, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 100.0 billion with a maturity of three years and an annual interest rate of 4.40%. In January 2012, SK Broadband issued three tranches of Korean Won-denominated bonds in the following principal amounts with the following maturities and annual interest rates: (i) a principal amount of Won 110.0 billion with a maturity of three years and an annual interest rate of 4.09%, (ii) a principal amount of Won 110.0 billion with a maturity of three years and an annual interest rate of 4.14% and (iii) a principal amount of Won 100.0 billion with a maturity of five years and an annual interest rate of 4.28%. In October 2012, SK Broadband issued two tranches of Korean Won-denominated bonds in the principal amounts of Won 130.0 billion and Won 120.0 billion with maturities of three and five years, respectively, and annual interest rates of 3.14% and 3.27%, respectively. In October 2013, SK Broadband issued U.S. dollar-denominated bonds in the principal amount of US$300 million with a maturity of five years and an annual interest rate of 2.875%.

As of December 31, 2013, a substantial portion of our foreign currency-denominated long-term borrowings, which amounted to approximately 37.0% of our total outstanding long-term debt, including current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2014. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2013, 2012 and 2011:

	Year Ended December 31,
	2013		2012		2011
	(In billions of Won)
WCDMA Network	￦	124.2	￦	294.7	￦	989.4
LTE Network(1)		1,439.4		1,767.1		233.7
WiBro Network		19.4		18.7		28.2
Others(2)		1,296.1		1,313.8		1,709.3

Total	￦	2,879.1	￦	3,394.3	￦	2,960.6

(1)	We commenced LTE service in July 2011.

(2)	Includes investments in infrastructure consisting of our basic CDMA and CDMA 1xEV/ DO networks, equipment necessary for the provision of data services, Wi-Fi networks and marketing, as well as investments in SK Broadband’s fixed-line networks.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2013 were Won 2,879.1 billion. Of such amount, we spent approximately Won 124.2 billion on capital expenditures related to the upgrade and maintenance of our WCDMA network, Won 1,439.4 billion related to expanding and enhancing the quality of our LTE network, Won 19.4 billion related to the upgrade of our WiBro network and Won 1,296.1 billion on other capital expenditures and projects. Our actual capital expenditures in 2012 were Won 3,394.3 billion. Of such amount, we spent approximately 294.7 billion on capital expenditures related to the upgrade and maintenance of our WCDMA network, Won 1,767.1 billion related to expanding and enhancing the quality of our LTE network, Won 18.7 billion related to the upgrade of our WiBro network and Won 1,313.8 billion on other capital expenditures and projects. Our actual capital expenditures in 2011 were Won 2,960.6 billion. Of such amount, we spent approximately 989.4 billion on capital expenditures related to the upgrade and expansion of our WCDMA network, Won 233.7 billion related to building our LTE network, Won 28.2 billion related to development and expansion of our WiBro network, and Won 1,709.3 billion on other capital expenditures and projects, including Won 590.8 billion related to the general upkeep of our CDMA network.

We paid Won 650.0 billion of the Won 1.3 trillion as the cost of the IMT-2000 license in March 2001 and paid the remainder of the license cost in annual installments for a five-year period from 2007 through 2011. We are required to pay the cost of our additional WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.5 billion each year from 2012 through 2014 and paid the first installment in 2012. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 with the remainder payable in annual installments from 2013 through 2015. The first installment payment was made in 2013. The license fee for the 20 MHz of bandwidth in the 1.8 GHz spectrum was Won 995.0 billion, of which Won 74.6 billion, Won 74.6 billion and Won 248.8 billion was paid in 2013, 2012 and 2011, respectively, and the remainder which was payable in annual installments through the end of the license period, has been waived in connection with our return of the right to use the 20 MHz bandwidth. The license fee for the 35 MHz of bandwidth in the 1.8 GHz spectrum was Won 1.08 trillion, of which Won 115.2 billion was paid in 2013, and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which Won 8.7 billion was paid in 2012, and the remainder is payable in annual installments from 2014 through 2016. For more information, see note 14 of the notes to our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, respectively.

We currently provide WiBro service to “hot zone” areas in 93 cities. We are not planning to make significant additional capital expenditures in 2014 to expand or enhance our WiBro network as we believe we have made sufficient capital investments to provide quality WiBro services in the “hot zone” areas we deem suitable for WiBro service. Our investment plans are subject to change depending on the market demand for WiBro services, the competitive landscape for similar services and development of competing technologies.

In addition, we have been making capital expenditures to build more advanced networks based on LTE technology. We commenced commercial LTE services in July 2011 and expanded our LTE network nationwide and launched our LTE multi-carrier technology in 2012. We launched our LTE-A service in June 2013 and our wideband LTE service in September 2013. We plan to continue to make capital investments in 2014 to further expand and enhance our LTE network and further develop related technologies.

We expect that our capital expenditure amount in 2014 will be less than that of 2013. Our expenditures will be for a range of projects, including investments to improve our LTE network and deploy our LTE-A service, investments to maintain our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our B2B solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2014 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2013, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2014	￦ 1,065.5
2015	560.0
2016	623.8
2017 and thereafter	3,873.6

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

In April 2014, we acquired a controlling interest in Neo S Networks Co., Ltd., a provider of residential and small business electronic security and other related alarm monitoring services.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Acquisition of Treasury Shares.    From time to time, we acquire treasury shares through open market purchases. In a series of open market purchases in the period between July 21, 2011 and September 28, 2011, we acquired 1,400,000 shares of our common stock at an aggregate purchase price of Won 208.0 billion. We did not acquire any treasury shares in 2012 and 2013. As of December 31, 2013, we held 9,809,375 shares of common stock as treasury shares and 80,745,711 shares of common stock were outstanding.

Financing of Installment Payment Plans.    We had offered installment payment plans for new handset purchases by our new or existing subscribers before Hana SK Card, which is 51.0% owned by Hana Financial Group and 49% owned by us, took over this financing from us in September 2010. Under these plans, we provide financing to our new or existing subscribers who wish to purchase new handsets on credit and, in certain cases, charge fees or interest. As of December 31, 2013, short-term accounts receivable (other), net of allowance for doubtful accounts, related to this financing amounted to Won 51.9 billion and no long-term accounts receivable (other) were recorded. As of December 31, 2012, short-term accounts receivable (other), net of allowance for doubtful accounts, related to this financing amounted to Won 74.4 billion and no long-term accounts receivable (other) were recorded. As of December 31, 2011, short-term and long-term accounts receivable (other), each net of allowance for doubtful accounts, related to this financing amounted to Won 541.3 billion and Won 5.4 billion, respectively. These decreases in 2013 and 2012 were primarily because Hana SK Card has taken over this financing from us since September 2010, reducing the amount of our capital resources required to finance these installment payment plans.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2013 was Won 74.2 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 238.3 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 655.9 billion in 2013, Won 655.1 billion in 2012 and Won 668.3 billion in 2011.

In April 2014, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 595.9 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2013, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	￦	5,966.7	￦	1,024.1	￦	1,140.0	￦	2,113.9	￦	1,688.7
Interest		1,164.8		206.9		297.2		224.1		436.6
Long-term borrowings
Principal		132.9		22.0		39.9		28.4		42.6
Interest		10.3		2.1		3.7		2.3		2.2
Capital lease obligations
Principal		23.3		19.4		3.9		—		—
Interest		0.8		0.7		0.1		—		—
Operating leases
Facility deposits		2.9		0.5		—		—		2.4
Derivatives		133.5		31.8		21.2		79.1		1.4
Other long-term payables(2)				0.0		0.0		0.0		0.0
Principal		1,107.7		207.6		310.9		235.7		353.5
Interest		122.4		27.7		45.4		29.6		19.7
Short-term borrowings		260.0		260.0		—		—		—

Total contractual cash obligations	￦	8,925.3	￦	1,802.8	￦	1,862.3	￦	2,713.1	￦	2,547.1

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

(2)	Related to acquisition of frequency licenses. See note 16 of the notes to our consolidated financial statements.

See note 36 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

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

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Allowance for doubtful accounts amounted to Won 268.6 billion in 2012 and Won 296.5 billion in 2013. As there was no significant change in our assumptions and judgments including on the aging of accounts receivables, past customer default experience and credit status, and economic and industrial factors, there was no significant change in the percentage of allowance for doubtful accounts as of December 31, 2013 compared to the prior year. If economic or specific industry trends worsen beyond our estimates, the allowances for doubtful accounts we have recorded may be materially adjusted in the future.

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

Estimated Useful Lives of Long-lived Assets

We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time a long-lived asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. See note 4 of the notes to our consolidated financial statements.

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

Our intangible assets include our frequency usage rights, which have contractual lives of six to 15 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2013. See note 16 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: (1) the consideration transferred, (2) the amount of any non-controlling interests in the acquiree and (3) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. See note 15 of the notes to our consolidated financial statements.

Provisions for Handset Subsidy and Restoration

We provide handset subsidies to subscribers who purchase handsets on an installment basis. When the subscribers agree to use our services for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and we estimate a provision for handset subsidies to be paid, which is recognized as commissions paid in operating expenses at the time telecommunication service contracts are made. Our provision for handset subsidies was Won 54.3 billion in 2013 compared to Won 353.8 billion in 2012 and Won 762.9 billion in 2011. Our provision for handset subsidies has decreased as we gradually ceased providing handset subsidies to subscribers.

We estimate restoration costs required to restore leased premises on which our cell sites and switching equipment are located after termination of the leases. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the relevant liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. See note 19 of the notes to our consolidated financial statements.

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

Retirement Benefit Plans

We have defined retirement benefit plans. The costs of providing benefits under the plans are determined using actuarial valuation methods that require management assumptions on discount rates, expected rates of salary increases and expected rates of returns on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined retirement benefit plans. We immediately recognize all actuarial gains and losses arising from defined retirement benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated defined benefit obligations would have decreased by Won 22.8 billion, or 7.3% in total. If the expected rates of salary increase were increased by 1%, then the estimated defined benefit obligations would have increased by Won 25.3 billion, or 8.1% in total. Defined benefit liabilities were Won 74.2 billion in 2013, Won 86.5 billion in 2012 and Won 85.9 billion in 2011. Defined benefit liabilities in 2013 decreased by Won 12.3 billion compared to 2012 due to an increase by 0.4% of the estimated average discount rate and a decrease by 0.88% of the expected rates of salary increase. See note 21 of the notes to our consolidated financial statements.

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

We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2013, 2012 and 2011, unused tax loss carryforwards of Won 669.9 billion, Won 792.8 billion and Won 836.8 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The decrease of Won 122.9 billion in unrecognized tax loss carryforwards in 2013 compared to 2012 and the decrease of Won 44.0 billion in 2012 compared to 2011 were primarily due to the expiration of unrecognized tax loss carryforwards. See note 30 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Overview

We maintain a high level of spending on our internal research activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

The following table sets forth our annual research and development expenses:

	As of and for the Year Ended December 31,
	2013		2012		2011
	(In billions of Won)
Internal R&D Expenses(1)	￦	352.4	￦	304.6	￦	271.4
External R&D Expenses		—		4.0		20.0

Total R&D Expenses	￦	352.4	￦	308.6	￦	291.4

(1)	Consists of research and development costs that are expensed as incurred and costs that are amortized during the respective period.

Our total research and development expenses were approximately 2.1% in 2013, 1.9% in 2012 and 1.8% in 2011, respectively, of operating revenue and other income.

Our external research and development expenses have been influenced by the annual recommendations made by the Ministry of Knowledge Economy of the previous Government concerning our minimum level of contribution to the Government-run Fund for Development of Information Telecommunications. We were required to contribute 0.75% of our revenues attributable to our key communications services (excluding revenues from telecommunications service using an allotted frequency if the consideration for such allotted frequency has been paid) for 2011. We are no longer required to make any contributions to the Fund for Development of Information Telecommunications in light of the decrease in revenues from our CDMA network and did not make any contribution to this fund in 2012 and 2013. Under the new Government, the MSIP supervises this Fund for Development of Information Telecommunications but has yet to make any recommendation for 2013. We are not obligated to make donations to any other external research institute. See “Item 4.B. Business Overview — Law and Regulation — Mandatory Contributions and Obligations.”

Internal Research and Development

The main focus of our internal research and development activity is the development of new wireless technologies and services and value-added technologies and services for our CDMA-based, WCDMA-based, LTE-based and WiBro networks, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. We spent approximately Won 352.4 billion on internal research and development in 2013.

Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into five core areas:

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

The following are the names and positions of our standing and non-standing directors. The business address of all of our directors is the address of our registered office at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 100-999, Korea.

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Sung Min Ha	Mar. 24, 1957	2011	2017	President and Chief Executive Officer	Chairman of the SK SUPEX Council Strategy Committee	Head of Mobile Network Operator Business, SK Telecom; CFO & Head of Strategic Planning Office, SK Telecom

Dong Seob Jee	Jul. 7, 1963	2012	2015	Head of Corporate Vision Department	—	Head of Corporate Strategy Department, Head of Marketing Strategy Department, and Head of MNO Strategy Department, SK Telecom

Dae Sik Cho	Nov. 27, 1960	2013	2016	Executive Director	Chief Executive Officer, SK Holdings	Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management Office, SK Holdings

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Shick Oh	Nov. 28, 1954	2013	2016	Independent Non-executive Director	Advisor, Bae, Kim & Lee LLC	Outside Director, CJ Corporation, Head of Seoul Regional Tax Office; Head of Investigation Department, Korea National Tax Service

Hyun Chin Lim	Apr. 26, 1949	2012	2015	Independent Non-executive Director	Professor, College of Social Science, Seoul National University	President, Korea Sociological Association; Dean, College of Social Science, Seoul National University; President, Korean Association of NGO Studies

Jay Young Chung	Oct. 15, 1944	2011	2017	Independent Non-executive Director	Honorary Professor, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO

Jae Hoon Lee	Sep. 26, 1955	2014	2017	Independent Non-executive Director	President, Association of Future Strategy Forum on Energy & Resources Development	Vice Minister, Ministry of Knowledge Economy; Vice Minister, Ministry of Commerce, Industry and Energy; Assistant Minister, Ministry of Commerce, Industry and Energy

Jae Hyeon Ahn	Feb. 2, 1961	2014	2017	Independent Non-executive Director	Vice President, College of Business, KAIST	Dean, College of Information and Media Management, KAIST; President, Korea Media Management Association; Senior Technical Staff Member, AT&T Bell Labs

Involvement in Certain Legal Proceedings

In January 2012, Seoul Central Prosecutors’ Office indicted Mr. Jae Won Chey, our director at the time, and Mr. Tae Won Chey, the Chairman and Chief Executive Officer of SK Holdings, on charges of embezzlement and criminal breach of fiduciary duty alleging that they misappropriated Won 46.85 billion of our corporate funds and additional funds of our affiliates. On February 27, 2014, the Supreme Court of Korea confirmed the Seoul High Court’s decision, sentencing Mr. Jae Won Chey and Mr. Tae Won Chey to prison terms of three and a half years and four years, respectively.

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2013 totaled approximately Won 3.3 billion. This amount included Won 635 million in salary and Won 631 million in bonus paid to Mr. Sung Min Ha, our President and Chief Executive Officer, and Won 308 million in salary and Won 286 million in bonus paid to Mr. Dong Seob Jee, head of our corporate vision department.

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

Our audit committee is composed of three independent non-executive directors: Dae Shick Oh, Hyun Chin Lim and Jae Hyeon Ahn, each of whom is financially literate and independent under the rules of the NYSE as applicable. The board of directors has determined that Dae Shick Oh is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director and two independent directors.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director and four independent directors.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Hyun Chin Lim, Jay Young Chung and Jae Hoon Lee.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of one executive director and four independent directors.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2011	15,480	5,475	20,955
December 31, 2012	16,447	5,701	22,148
December 31, 2013	21,546	2,243	23,789
Labor Relations

As of December 31, 2013, SK Telecom had a company union consisting of 2,006 regular employees out of 3,976 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2011 were completed in September 2011 and resulted in an average wage increase of 3.0% for SK Telecom employees. Our wage negotiations for 2012 were completed in April 2012 and resulted in an average wage increase of 4.0% for SK Telecom employees. Our wage negotiations for 2013 were completed in October 2013 and resulted in an average wage increase of 1.5% for SK Telecom employees. Our wage negotiations for 2014 have not commenced yet. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans are to be repaid over a period of five years, beginning on the second anniversary of each loan date. We expect these loans to be repaid in full by 2015. As of March 31, 2014, the employee stock ownership association owned approximately 0.15% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2013, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 312.5 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 238.3 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2013, which was decided in December 2013, was set at 1.64% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion. The contribution amount for 2012, which was decided in December 2012, was set at 1.29% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion. The contribution amount for 2011, which was decided in December 2011, was set at 0.4% of SK Telecom’s profit before income tax on a separate basis, or Won 10.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2014:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Standing Directors:
Sung Min Ha	President & Chief Executive Officer	738	0	None	None
Dae Sik Cho	Executive Director	0	0	None	None
Dong Seob Jee	Head of Corporate Vision Department	0	0	None	None
Non-Standing Directors:
Hyun Chin Lim	Independent Non-executive Director	0	0	None	None
Dae Shick Oh	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Hoon Lee	Independent Non-executive Director	0	0	None	None
Jae Hyeon Ahn	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2013, approximately 51.98% of our issued shares were held in Korea by approximately 17,892 shareholders. According to Citibank, N.A., depositary for our American Depositary Receipts, as of December 31, 2013, there were 44,407 U.S. holders of our American Depositary Receipts evidencing ADSs and 13,677,811 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 16.9% of our outstanding common shares.

The following table sets forth certain information as of March 31, 2014 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares and with respect to the total amount of such shares owned by our employees and our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	28.71%
Employees(1)	120,723	0.15	0.17
Treasury shares(2)	9,809,375	12.15	N/A
Officers and Directors	6,074	0.01	0.01
Other Domestic Shareholders	11,674,232	14.46	16.46
Foreign Shareholders(3)
Shareholders holding ADRs	13,485,736	16.70	19.01
Shareholders holding common stock	25,286,119	31.31	35.64
Total Issued Shares(4)	80,745,711	100%	—
Total Outstanding Shares(5)	70,936,336	—	100%

(1)	Represents shares owned by our employee stock ownership association. See “Item 6.D. Employees.”

(2)	Treasury shares do not have any voting rights.

(3)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(4)	On January 9, 2009, we purchased (using retained earnings) and cancelled 448,000 common shares. As a result of such retirement of common shares, the total number of shares decreased to 80,745,711 from 89,278,946 which is the total number of shares issued to date.

(5)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2013	2012	2011
	(As a percentage of total issued shares)(1)
SK Group(2)	25.22%	25.22%	25.22%
SK Holdings	25.22	25.22	25.22
POSCO(3)	0.00	0.00	2.90

(1)	Includes 9,809,375, 11,050,712 and 11,050,712 shares held in treasury as of December 31, 2013, 2012 and 2011, respectively.

(2)	SK Group’s ownership interest as of December 31, 2013, 2012 and 2011 consisted of the ownership interest of SK Holdings only.

(3)	POSCO acquired these shares in connection with our acquisition of a 27.7% equity interest in Shinsegi and sold these shares in the first half of 2012.

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

As of March 31, 2014, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2014, the total number of our common shares outstanding was 70,936,336.

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

As of December 31, 2013, we had Won 5.9 billion of accounts receivable from SK Networks. As of the same date, we had Won 118.8 billion of accounts payable to SK Networks, mainly consisting of commissions to dealers owned by SK Networks.

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

We enter into agreements with SK C&C Co., Ltd. (“SK C&C”) from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 357.9 billion in 2013, Won 324.2 billion in 2012 and Won 321.4 billion in 2011. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 206.3 billion in 2013, Won 304.1 billion in 2012 and Won 299.2 billion for 2011. We are a party to several service agreements with SK C&C relating to the development and maintenance of our information technologies systems.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 32 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2013.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-75.

Legal Proceedings

FTC Proceedings

In June 2011, the FTC fined us Won 2.0 billion and Loen Entertainment, our consolidated subsidiary at the time, Won 8.7 billion for activities allegedly restricting competition in markets for digital music services. We and Loen Entertainment paid such fine in August 2011 and filed appeals at the Seoul High Court and subsequently at the Supreme Court of Korea, where the case is currently pending.

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

MIC, KCC and MSIP Proceedings

On June 10, 2010, the KCC ordered us to pay a fine of Won 2.0 billion and issued a correction order for restricting USIM portability and thereby impeding our subscribers’ interests. We paid such fine and completed the improvement of the relevant procedures in September 2010.

On September 24, 2010, the KCC ordered us to pay a fine of Won 12.9 billion and issued a correction order for providing subsidies to our subscribers which were not universally available. We paid such fine and completed the improvement of the relevant procedures in January 2011.

On December 2, 2010, the KCC ordered us to pay a fine of Won 6.2 billion alleging that we had improperly charged subscribers for wireless data transmitted without their request. We paid such fine in March 2011.

On February 21, 2011, the KCC ordered SK Broadband to pay a fine of Won 3.2 billion and issued a correction order for providing fee reductions to its high-speed Internet subscribers which were not universally available. SK Broadband paid such fine and completed the improvement of the relevant procedures in March 2012.

On September 19, 2011, the KCC ordered us to pay a fine of Won 6.9 billion and issued a correction order for providing subsidies to subscribers which were not universally available. We paid such fine in October 2011 and completed the improvement of the relevant procedures in January 2012.

On December 24, 2012, the KCC ordered us to pay a fine of Won 6.9 billion, which we paid in December 2012, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correction order for providing subsidies to subscribers which were not universally available. On March 14, 2013, the KCC imposed an additional fine of Won 3.1 billion on us for the same reason after further investigations. We paid such additional fine in April 2013. On July 18, 2013, the KCC imposed an additional fine of Won 36.5 billion on us for the same reason and we paid such fine in July 2013. On December 27, 2013, the KCC imposed an additional fine on us of Won 56.0 billion, which is the largest fine ever imposed by the KCC for providing handset subsidies to subscribers which were not universally available. We paid such additional fine in December 2013.

On March 7, 2014, the MSIP imposed a suspension on us from acquiring new subscribers for a period of 45 days, which is the longest suspension period imposed on us by the Government for providing subsidies to subscribers which were not universally available. On March 13, 2014, the KCC imposed an additional suspension of business on us for a period of seven days and imposed a fine of Won 16.7 billion on us for the same reason and we expect to pay such fine in the first half of 2014.

KT Interconnection Fee Litigation

In December 2010, we filed a lawsuit in the Seoul Central District Court against KT alleging that they paid us lower interconnection fees for intentionally bypassing our 3G spectrum and using our 2G network rather than our 3G network. In response, KT filed a counterclaim against us, alleging that we failed to respond to their request for information and that we intentionally delayed the interconnection for calls from fixed-line KT users to our wireless service subscribers and seeking damages of Won 33.7 billion. In September 2012, the Seoul Central District Court dismissed our lawsuit against KT and rendered a judgment that accepted KT’s claims in part. We filed an appeal at the Seoul High Court in October 2012, and in January 2014, the Seoul High Court overturned the District Court’s decision and rendered a judgment that accepted our claims in part. We and KT each filed an appeal at the Supreme Court of Korea in February 2014.

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

In the second half of 2011, the Seoul Central District Court rendered judgments that accepted the plaintiffs’ claims in part, ordering a payment of Won 100,000 to Won 200,000 to each plaintiff who did not consent to the sale of personal information, which amounted to an aggregate of approximately Won 5.5 billion compared to the plaintiffs’ claims of approximately Won 24.7 billion. Both SK Broadband and the plaintiffs filed appeals at the Seoul High Court and the Seoul High Court affirmed the judgments of the Seoul Central District Court with respect to a few of these lawsuits. SK Broadband subsequently settled with all of the remaining plaintiffs and there are no outstanding claims against SK Broadband related to these lawsuits.

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. As of December 31, 2013, 22 lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts. With respect to one of these lawsuits, the relevant high court has rendered judgment for the relative plaintiff’s claims in part. Other cases remain pending at various high courts and district courts in Korea.

COLORing Litigation

In May 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit against us seeking license fees for our COLORing service that plays music as ring tones. In February 2011, the court rendered a judgment against us ordering us to pay Won 570 million to KOMCA, which was affirmed by the appellate court in October 2011. We appealed the decision to the Supreme Court of Korea in November 2011. In July 2013, the Supreme Court of Korea overturned the appellate court’s decision and sent the case back to the appellate court for further deliberation. While we do not expect that the outcome of the litigation would have a material adverse impact on our business or results of operations, we may be required to pay increased on-going license fees to KOMCA if the final judgment is rendered against us.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2009	￦ 9,400	￦ 680.0	72,344,999
2010	9,400	669.5	71,094,999
2011	9,400	656.5	69,694,999	(1)
2012	9,400	655.1	69,694,999
2013	9.400	666.4	70,936,336

(1)	The number of shares entitled to the interim dividend was 71,094,999.

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

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In August 2013, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of approximately Won 70.5 billion.

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

The principal trading market for our common shares is the KRX KOSPI Market. As of March 31, 2014, 70,936,336 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2014, ADSs representing 13,485,736 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of our common shares on the KRX KOSPI Market since January 1, 2009:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2009	218,000	166,000	169,500	332,913
First Quarter	218,000	180,500	192,000	231,340
Second Quarter	183,500	170,500	174,000	278,545
Third Quarter	185,500	166,000	182,500	242,112
Fourth Quarter	190,500	169,500	169,500	171,571
2010	188,000	158,500	173,500	193,937
First Quarter	188,000	168,500	173,500	306,532
Second Quarter	178,000	158,500	160,500	202,245
Third Quarter	171,500	158,500	171,500	145,561
Fourth Quarter	180,500	168,500	173,500	127,235
2011	172,500	131,000	141,500	214,788
First Quarter	172,500	156,000	163,500	124,796
Second Quarter	169,000	152,500	161,500	160,839
Third Quarter	161,500	131,000	149,500	324,018
Fourth Quarter	165,000	141,500	141,500	249,500
2012	161,000	120,500	152,500	216,031
First Quarter	146,000	134,500	139,500	193,924
Second Quarter	142,500	120,500	125,000	284,712
Third Quarter	153,000	125,000	147,000	208,276
Fourth Quarter	161,000	145,500	152,500	177,955
2013	238,500	150,000	230,000	212,769
First Quarter	185,500	150,000	180,500	234,684
Second Quarter	225,500	172,000	210,000	245,151
Third Quarter	226,500	202,000	218,500	175,670
Fourth Quarter	238,500	211,500	230,000	195,925
2014 (through April 25)	229,000	196,500	204,500	190,961
First Quarter	229,000	196,500	215,500	184,185
January	229,000	205,500	216,500	176,445
February	216,500	196,500	216,500	196,008
March	219,000	203,500	215,500	180,296
Second Quarter (through April 25)	217,000	198,000	204,500	212,717
April (through April 25)	217,000	198,000	204,500	212,717

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the NYSE since January 1, 2009:

	Prices			Average Daily Trading Volume
Calendar Year	High	Low	Close
	(US$ per ADS)			(Number of ADSs)
2009	18.64	12.59	16.26	1,246,873
First Quarter	18.35	12.59	15.45	1,280,533
Second Quarter	16.73	14.84	15.15	1,161,833
Third Quarter	17.50	14.82	17.45	990,400
Fourth Quarter	18.64	15.97	16.26	1,788,667
2010	19.13	14.73	18.63	1,288,546
First Quarter	18.33	16.32	17.26	1,422,379
Second Quarter	18.51	14.73	14.73	1,486,937
Third Quarter	17.48	14.84	17.47	1,294,034
Fourth Quarter	19.13	17.74	18.63	960,206
2011	19.80	13.47	13.61	1,866,528
First Quarter	19.02	16.83	18.81	1,639,731
Second Quarter	19.80	17.36	18.70	1,640,469
Third Quarter	18.77	13.47	14.07	2,125,730
Fourth Quarter	15.89	13.49	13.61	2,060,180
2012	16.41	10.85	15.83	1,758,414
First Quarter	14.60	12.89	13.91	1,644,366
Second Quarter	14.18	10.85	12.10	2,135,473
Third Quarter	15.08	12.03	14.54	1,836,959
Fourth Quarter	16.41	14.41	15.83	1,409,508
2013	25.16	15.63	24.62	1,407,958
First Quarter	18.72	15.63	17.87	1,884,190
Second Quarter	22.45	16.91	20.33	1,724,433
Third Quarter	22.79	19.42	22.70	848,082
Fourth Quarter	25.16	22.12	24.62	1,204,890
2014 (through April 25)	24.31	20.64	21.95	963,256
First Quarter	24.31	20.74	22.57	952,847
January	24.31	21.06	21.94	1,063,899
February	22.56	20.74	22.38	1,073,892
March	22.74	21.08	22.57	732,277
Second Quarter (through April 25)	23.06	20.64	21.95	998,533
April (through April 25)	23.06	20.64	21.95	998,533

The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange as a joint stock company. There are four different markets run by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market (the “KRX KOSDAQ Market”), the KRX KONEX Market and the KRX Derivatives Market. The Korea Exchange has three trading floors located in Seoul, one for the KRX KOSPI Market, one for the KRX KOSDAQ Market and one for the KRX KONEX Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (1) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (2) the Small & Medium Business Corporation, (3) the

Korea Securities Finance Corporation and (4) the Korea Financial Investment Association. Currently, the Korea Exchange is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of December 31, 2013, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,186.0 trillion. For the year ended December 31, 2013, the average daily trading volume of equity securities was approximately 328.3 million shares with an average trading value of Won 3,993.4 billion. For the year ended December 31, 2012, the average daily trading volume of equity securities was approximately 486.5 million shares with an average trading value of Won 4,823.6 billion. For the year ended December 31, 2011, the average daily trading volume of equity securities was approximately 353.8 million shares with an average trading value of Won 6,863.1 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price Earnings
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price Earnings(2)
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.6	10.9
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014 (through April 25)	1,967.19	1,008.61	1,886.85	1,971.66	1.2	14.7

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 1,971.66 on April 25, 2014.

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	￦	2,959	US$	4,223	10,565	￦	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,734		4,824,610		4,537,819
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014 (through April 25)	770		1,174,879		1,128,606	233,289		3,721,007		3,574,454

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on March 22, 2013, the company’s objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order sales business;

•	real estate business (development, management and leasing, etc.) and chattel leasing business;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	travel business;

•	electronic financial services business;

•	film business (production, import, distribution and screening);

•	lifetime education and management of lifetime educational facilities;

•	electric engineering business;

•	information- and communication-related engineering business;

•	ubiquitous city construction and related service business;

•	any related business through investment, management and operation of our Korean or offshore subsidiaries and investment companies;

•	construction business, including the machine and equipment business; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2014, 80,745,711 common shares were issued, of which 9,809,375 shares were held by us in treasury. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of March 31, 2014, approximately 0.15% of the issued shares were held by members of our employee stock ownership association.

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Maeil Business Newspaper, both published in Seoul, for this purpose, but we may give notice in the future through electronic means. Shareholders who are not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders.

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

Our transfer agent is Kookmin Bank, located at 24, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea.

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

American Depositary Receipts

The ADR depositary may execute and deliver ADRs evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary’s custodian in Seoul. Korea Securities Depository is the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian”. The Custodian is located at 358-8, Hosu-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do 411-770, Korea. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of March 31, 2014. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2014, the outstanding ADSs represented 13,485,736 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3.0% of our shares of common stock.

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

•	the pre-release must be fully collateralized with cash or U.S. government securities;

•	the ADR depositary must be able to terminate the pre-release on not more than five business days’ notice; and

•	the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

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

We have not entered into any material contracts since January 1, 2013, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 32 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of shares by direct investment under the Foreign Investment Promotion Law;

•	acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX KOSPI Market or KRX KOSDAQ Market and such overseas stock exchange;

•	arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person; and

•	acquisition and disposal of shares through alternative trading systems.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2013 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

For a non-resident of Korea to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g., capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit to the payer of such Korean source income an application for treaty-reduced tax rates prior to receipt of such Korean source income; provided, however, that an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository.

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

Documents filed with annual reports and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 100-999, Korea.

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

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars, Franc and Australian Dollars. A 10.0% change in the exchange rate between the Won and all foreign currencies would result in a change in net liabilities (total monetary liabilities minus total monetary assets) of approximately 0.06% or Won 1.7 billion as of December 31, 2013. For a further discussion of our exchange rate risk exposures, see note 31(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2013:

	Maturities
	2014		2015		2016		2017		2018		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	877.8	￦	566.8	￦	584.9	￦	222.7	￦	195.0	￦	946.4	￦	3,393.6	￦	3,475.8
Average weighted rate(1)		4.23%		4.22%		5.20%		3.73%		5.14%		3.42%
Sub-total		877.8		566.8		584.9		222.		195.0		946.4		3,393.6		3,475.8
Foreign currency:
Fixed-rate		104.9		12.2		12.2		647.2		1,055.7		458.3		2,290.5		2,334.3
Average weighted rate(1)		1.75%		1.70%		1.70%		3.07%		2.37%		6.26%
Variable rate		316.7		—		—		—		—		315.1		631.8		631,8
Average weighted rate(1)		1.78		—		—		—		—		1.13
Sub-total		421.6		12.2		12.2		647.2		1,055.7		773.4		2,922.3		2,966.1
Total	￦	1,299.4	￦	579.0	￦	597.1	￦	869.9	￦	1,250.7	￦	1,719.8	￦	6,315.9	￦	6,441.9

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point change in interest rates would result in a change of approximately 15.2% in the fair value of our liabilities resulting in a Won 979.4 billion change in their value as of December 31, 2013 and a Won 3.2 billion annualized change in interest expenses. For a further discussion of our interest rate risk exposures, see note 31(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2013, 2012 and 2011, a 10.0% increase in the equity indices where our available-for-sale equity instruments are listed, with all other variables held constant, would have increased our total equity by Won 63.4 billion, Won 58.4 billion and Won 119.2 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 31(1) of the notes to our consolidated financial statements.

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

Payments made by ADS Depositary

All fees and other direct and indirect payments reimbursed by the depositary are as following:

Year Ended December 31, 2013
(In Dollars)
Expenses for preparation of SEC filing and submission	$843,100
Listing Fees	$508,597
Education/Training	$396,288
Corporate Action	$746,969
Miscellaneous	$748,138

Total	$3,243,091

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2013. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (1992 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2013 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our annual shareholders’ meeting in March 2014, our shareholders elected Jae Hyeon Ahn as a new member of our audit committee, replacing the resigned director and member of our audit committee, Jae Ho Cho and the resigned member of our audit committee, Jay Young Chung. The board of directors have approved this newly elected member of our audit committee. Dae Shick Oh is the chairman of our audit committee and was elected and designated an “audit committee financial expert” within the meaning of this Item 16A at a meeting of the board of directors in April 2014. The board of directors have further determined that Dae Shick Oh is independent within the meaning of applicable SEC rules and the listing standards of the NYSE. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our audit committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013		2012
	(In millions of Won)
Audit Fees	￦	2,102.0	￦	1,516.2
Audit-Related Fees	￦	4.0	￦	83.0
Tax Fees	￦	181.8	￦	29.6
All Other Fees	￦	9.0	￦	35.0

Total	￦	2,296.8	￦	1,663.8

“Audit Fees” are the aggregate fees billed by KPMG Samjong for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG Samjong for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by KPMG Samjong for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

Fees disclosed under the category “All Other Fees” are fees for professional services rendered by KPMG Samjong, primarily for business consulting in connection with our internal control over financial reporting.

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

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.
Executive Session
Listed companies must hold meetings solely attended by independent directors to more effectively check and balance management directors.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of independent directors and management directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised solely of four independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has four independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on April 30, 2013)

15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.3	Telecommunications Business Act, as amended (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)

15.5	Government Organization Act, as amended (English translation)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of SK Telecom Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of SK Telecom Co., Ltd. and subsidiaries for the year ended December 31, 2011, were audited by other auditors whose report thereon dated March 13, 2012 (April 30, 2013, as to the effects of the retrospective adjustments of the broadcasting business of SK Telink Co., Ltd, as a discontinued operation as described in note 37 and the related retrospective segment presentation described in note 5), expressed an unqualified opinion on those financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As further described in note 37 (1)(a) to the consolidated financial statements, SK Telecom Co., Ltd. disposed of a controlling equity interest in Loen Entertainment, Inc., during the year ended December 31, 2013. SK Telecom Co., Ltd. presented the results of operations of Loen Entertainment, Inc. as a discontinued operation in its consolidated financial statements for the year ended December 31, 2013. The comparative information in the consolidated financial statements for the years ended December 31, 2012 and 2011 has been restated to present Loen Entertainment as a discontinued operation. We have audited the retrospective presentation of Loen Entertainment, Inc. as a discontinued operation in 2011, as described in note 37(1)(a), and the related retrospective segment presentation as described in note 5.   In our opinion, such retrospective presentations are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 consolidated financial statements of SK Telecom Co., Ltd. and subsidiaries other than with respect to the retrospective discontinued operation presentation of Loen Entertainment, Inc. and the related retrospective segment presentation, and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements of SK Telecom Co., Ltd. and subsidiaries taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SK Telecom Co., Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) and our report dated April 30, 2014, expressed an unqualified opinion on SK Telecom Co., Ltd.’s internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

SK Telecom Co., Ltd.

We have audited, before effects of the retrospective adjustments for the discontinued operations of Loen Entertainment, Inc. as described in note 37(1)(a) to the consolidated financial statements and the related retrospective adjustment to the segment disclosure described in note 5 to the consolidated financial statements, the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co. Ltd. and subsidiaries as of December 31, 2011 and the results of their operations and their cash flows for the year then ended, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations of Loen Entertainment, Inc. as described in note 37(1)(a) to the consolidated financial statements and the related retrospective adjustment to the segment disclosure described in note 5 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective presentations were audited by other auditors.

/s/ Deloitte Anjin LLC

Seoul, Korea

March 13, 2012 (April 30, 2013 as to the effects of the retrospective adjustment of the broadcasting business of SK Telink Co., Ltd., as a discontinued operation as described in note 37 to the consolidated financial statements and the related retrospective segment presentation described in note 5 to the consolidated financial statements)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). SK Telecom Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on SK Telecom Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, SK Telecom Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated statements of financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and our report dated April 30, 2014, expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2014

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

	Note	December 31, 2013		December 31, 2012
		(In millions of won)
Assets
Current Assets:
Cash and cash equivalents	33,34	￦	1,398,639	920,125
Short-term financial instruments	6,33,34,35,36		311,474	514,417
Short-term investment securities	9,33,34		106,068	60,127
Accounts receivable — trade, net	7,33,34,35		2,257,316	1,954,920
Short-term loans, net	7,33,34,35		79,395	84,908
Accounts receivable — other, net	7,33,34,35		643,603	582,098
Prepaid expenses			108,909	102,572
Derivative financial assets	22,33,34		10	9,656
Inventories, net	8,36		177,120	242,146
Assets classified as held for sale	10		3,667	775,556
Advanced payments and other	7,9,33,34		37,214	47,896

Total Current Assets			5,123,415	5,294,421

Non-Current Assets:
Long-term financial instruments	6,33,34		8,142	144
Long-term investment securities	9,33,34		968,527	953,712
Investments in associates and joint ventures	12		5,325,297	4,632,477
Property and equipment, net	13,35,36		10,196,607	9,712,719
Investment property, net	14		15,811	27,479
Goodwill	15		1,733,261	1,744,483
Intangible assets, net	16		2,750,782	2,689,658
Long-term loans, net	7,33,34,35		57,442	69,299
Long-term prepaid expenses	36		32,008	31,341
Guarantee deposits	6,7,33,34,35		249,600	236,242
Long-term derivative financial assets	22,33,34		41,712	52,992
Deferred tax assets	30		26,322	124,098
Other non-current assets	7,33,34		47,589	26,494

Total Non-Current Assets			21,453,100	20,301,138

Total Assets		￦	26,576,515	25,595,559

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2013 and 2012

	Note	December 31, 2013		December 31, 2012
		(In millions of won)
Liabilities and Equity
Current Liabilities:
Short-term borrowings	17,33,34	￦	260,000	600,245
Current portion of long-term debt, net	17,18,20,33,34		1,268,427	892,867
Accounts payable — trade	33,34,35		214,716	253,884
Accounts payable — other	33,34,35		1,864,024	1,811,038
Withholdings	33,34,35		728,936	717,170
Accrued expenses	33,34		988,193	890,863
Income tax payable	30		112,316	60,253
Unearned revenue			441,731	258,691
Derivative financial liabilities	22,33,34		21,171	—
Provisions	19		66,775	287,307
Advanced receipts and other	33,34		102,931	108,272
Liabilities classified as held for sale	10		—	294,305

Total Current Liabilities			6,069,220	6,174,895

Non-Current Liabilities:
Debentures, net, excluding current portion	17,33,34		4,905,579	4,979,220
Long-term borrowings, excluding current portion	17,33,34		104,808	369,237
Long-term payables — other	18,33,34		838,585	715,508
Long-term unearned revenue			50,894	160,821
Finance lease liabilities	20,33,34		3,867	22,036
Defined benefit obligations	21		74,201	86,521
Long-term derivative financial liabilities	22,33,34		103,168	63,599
Long-term provisions	19		28,106	106,561
Deferred tax liabilities	30		168,825	—
Other non-current liabilities	33,34		62,705	62,379

Total Non-Current Liabilities			6,340,738	6,565,882

Total Liabilities			12,409,958	12,740,777

Equity
Share capital	1,23		44,639	44,639
Capital surplus (deficit) and other capital adjustments	23		(81,010)	(288,883)
Hybrid bonds	25		398,518	—
Retained earnings	26		13,102,495	12,124,657
Reserves	27		(12,270)	(25,636)

Equity attributable to owners of the Parent Company			13,452,372	11,854,777
Non-controlling interests			714,185	1,000,005

Total Equity			14,166,557	12,854,782

Total Liabilities and Equity		￦	26,576,515	25,595,559

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2013, 2012 and 2011

	Note	2013		2012	2011
		(In millions of won except for per share data)
Continuing operations
Operating revenue and other income:	5,35
Revenue		￦	16,602,054	16,141,409	15,803,174
Other income	20,28		74,954	201,844	49,631

			16,677,008	16,343,253	15,852,805

Operating expense:	35
Labor cost	21		1,561,358	1,267,928	1,160,654
Commissions paid			5,498,695	5,949,542	5,560,147
Depreciation and amortization	5		2,661,623	2,421,128	2,286,566
Network interconnection			1,043,733	1,057,145	1,264,109
Leased line			448,833	468,785	474,018
Advertising			394,066	384,353	360,972
Rent			443,639	422,388	400,112
Cost of products that have been resold			1,300,375	1,292,304	957,086
Other operating expenses	28		1,746,283	1,342,025	1,226,412

Sub-total			15,098,605	14,605,598	13,690,076

Operating income from continuing operations	5		1,578,403	1,737,655	2,162,729
Finance income	5,29		113,392	444,558	440,212
Finance costs	5,29		(571,203)	(638,285)	(343,771)
Gain (loss) related to investments in subsidiaries, associates and joint ventures, net	5,12		706,509	(24,560)	(46,897)

Profit before income tax			1,827,101	1,519,368	2,212,273

Income tax expense from continuing operations	30		400,797	288,207	601,937

Profit from continuing operations			1,426,304	1,231,161	1,610,336

Discontinued operation
Profit (loss) from discontinued operations, net of income taxes	37		183,245	(115,498)	(28,263)

Profit for the year		￦	1,609,549	1,115,663	1,582,073

Attributable to:
Owners of the Parent Company		￦	1,638,964	1,151,705	1,612,889
Non-controlling interests			(29,415)	(36,042)	(30,816)
Earnings per share	31
Basic earnings per share		￦	23,211	16,525	22,848

Diluted earnings per share		￦	23,211	16,141	22,223

Earnings per share — Continuing operations	31
Basic earnings per share		￦	20,708	18,015	23,339

Diluted earnings per share		￦	20,708	17,583	22,699

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

	Note	2013		2012	2011
		(In millions of won)
Profit for the year		￦	1,609,549	1,115,663	1,582,073

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit obligations	3,21		5,946	(15,048)	(25,275)
Items that may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	3,27,29		2,009	(149,082)	(433,546)
Net change in other comprehensive income of investments in associates and joint ventures	3,12,27		3,034	(82,513)	(2,173)
Net change in unrealized fair value of derivatives	3,22,27,29		11,222	(23,361)	29,236
Foreign currency translation differences for foreign operations	3,27		(3,714)	(49,538)	40,673

			18,497	(319,542)	(391,085)

Total comprehensive income		￦	1,628,046	796,121	1,190,988

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,655,570	851,565	1,206,577
Non-controlling interests			(27,524)	(55,444)	(15,589)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

	Controlling interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total
	(In millions of won)
Balance, January 1, 2011	￦	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999
Cash dividends		—	—	(668,293)	—	(668,293)	(2,226)	(670,519)
Treasury stock		—	(208,012)	—	—	(208,012)	—	(208,012)
Total comprehensive income
Profit (loss)		—	—	1,612,889	—	1,612,889	(30,816)	1,582,073
Other comprehensive income (loss)		—	—	(23,320)	(382,992)	(406,312)	15,227	(391,085)

		—	—	1,589,569	(382,992)	1,206,577	(15,589)	1,190,988
Effect of change in income tax rate		—	(2,980)	—	—	(2,980)	—	(2,980)
Changes in ownership in subsidiaries		—	4,598	—	—	4,598	10,635	15,233

Balance, December 31, 2011	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709

Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)

		—	—	1,137,265	(285,700)	851,565	(55,444)	796,121
Changes in ownership in subsidiaries		—	(3,536)	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	Controlling interest							Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and other capital adjustments	Hybrid bonds	Retained earnings	Reserves	Sub-total
	(In millions of won)
Balance, January 1, 2013	￦	44,639	(288,883)	—	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss)		—	—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive income		—	—	—	3,240	13,366	16,606	1,891	18,497

		—	—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bonds		—	—	398,518	—	—	398,518	—	398,518
Interest on hybrid bonds		—	—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	(81,010)	398,518	13,102,495	(12,270)	13,452,372	714,185	14,166,557

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

	2013		2012	2011
	(In millions of won)
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	1,609,549	1,115,663	1,582,073
Adjustments for income and expenses (Note 38)		3,275,376	3,289,861	3,225,682
Changes in assets and liabilities related to operating activities (Note 38)		(969,870)	204,308	2,180,223

Sub-total		3,915,055	4,609,832	6,987,978
Interest received		64,078	88,711	156,745
Dividends received		10,197	27,732	34,521
Interest paid		(300,104)	(363,685)	(301,632)
Income tax paid		(130,656)	(362,926)	(571,217)

Net cash provided by operating activities		3,558,570	3,999,664	6,306,395

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		186,425	464,531	—
Decrease in short-term investment securities, net		—	65,000	125,000
Collection of short-term loans		290,856	282,658	194,561
Proceeds from disposals of long-term financial instruments		16	23	5
Proceeds from disposals of long-term investment securities		287,777	511,417	256,666
Proceeds from disposals of investments in associates and joint ventures		43,249	1,518	6,381
Proceeds from disposals of property and equipment		12,579	271,122	35,197
Proceeds from disposals of investment property		—	43,093	—
Proceeds from disposals of intangible assets		2,256	21,048	3,833
Net proceeds from the disposition of non-current assets held for sale		190,393	—	—
Collection of long-term loans		13,104	11,525	33,824
Decrease of deposits		8,509	41,785	—
Proceeds from disposals of other non-current assets		683	1,853	4,122
Proceeds from disposals of subsidiaries		215,939	89,002	—
Increase in cash due to acquisitions of subsidiaries		—	26,651	66,277

Sub-total		1,251,786	1,831,226	725,866
Cash outflows for investing activities:
Increase in short-term financial instruments, net		—	—	(412,256)
Increase in short-term investment securities, net		(45,032)	—	—
Increase in short-term loans		(279,926)	(245,465)	(233,189)
Increase in long-term loans		(4,050)	(3,464)	(13,856)
Increase in long-term financial instruments		(7,510)	(16)	(7,516)
Acquisitions of long-term investment securities		(22,141)	(92,929)	(323,246)
Acquisitions of investments in associates		(97,366)	(3,098,833)	(239,975)
Acquisitions of property and equipment		(2,879,126)	(3,394,349)	(2,960,556)
Acquisitions of investment property		—	(129)	(86,285)
Acquisitions of intangible assets		(243,163)	(146,249)	(598,437)
Increase in asset held for sale		—	(51,831)	—
Increase in deposits		(83,314)	(43,534)	—
Increase in other non-current assets		(1,830)	(8,619)	(3,071)
Acquisition of businesses, net of cash acquired		(94,805)	(43,389)	—
Decrease in cash due to disposals of a subsidiaries		—	(12,003)	(82,533)
Cash outflows from transaction of derivatives		—	—	(4,007)

Sub-total		(3,758,263)	(7,140,810)	(4,964,927)

Net cash used in investing activities	￦	(2,506,477)	(5,309,584)	(4,239,061)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	2013		2012	2011
	(In millions of won)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	￦	—	—	174,222
Proceeds from issuance of debentures		1,328,694	2,098,351	1,129,533
Proceeds from long-term borrowings		105,055	2,059,004	92,367
Proceeds from issuance of hybrid bond		398,518	—	—
Cash inflows from transaction of derivatives		19,970	87,899	—
Increase in cash from the consolidated capital transaction		—	—	5,769

Sub-total		1,852,237	4,245,254	1,401,891
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(340,245)	(61,401)	—
Repayments of current portion of long-term debt		(161,575)	(102,672)	(224,581)
Repayments of debentures		(771,976)	(1,145,691)	(842,160)
Repayments of long-term borrowings		(467,217)	(1,660,509)	(512,377)
Cash outflows from transactions of derivatives		—	(5,415)	(25,783)
Repayments of finance lease liabilities		(20,342)	(20,794)	—
Payments of dividends		(655,946)	(655,133)	(668,293)
Acquisition of treasury stock		—	—	(208,012)
Decrease in cash from the consolidated capital transaction		(8,093)	(8,372)	—

Sub-total		(2,425,394)	(3,659,987)	(2,481,206)

Net cash provided by (used in) financing activities		(573,157)	585,267	(1,079,315)

Net increase (decrease) in cash and cash equivalents		478,936	(724,653)	988,019
Cash and cash equivalents at beginning of the year		920,125	1,650,794	659,405
Effects of exchange rate changes on cash and cash equivalents		(422)	(6,016)	3,370

Cash and cash equivalents at end of the year	￦	1,398,639	920,125	1,650,794

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2013 and 2012 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M&Service Co., Ltd.(*)	Korea	Data base and online information services	100.0	—
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.(*)	Korea	Internet website services	—	59.7
Loen Entertainment, Inc.(*)	Korea	Release of music disc.	—	67.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	57.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband Media Co., Ltd.(*)	Korea	Multimedia TV portal services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	—	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.(*)	Virgin Island	Real estate investment	—	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK China Real Estate Co., Ltd.(*)	Hong Kong	Real estate investment	—	99.4

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.(*)	Singapore	Investment association	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

(3)    Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
	(In millions of won)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.(*1)		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.(*1)		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*2)		40,218	101	40,117	—	(8,248)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*1)	Changes in subsidiaries are explained in note 1-(4).

(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
	(In millions of won)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

Condensed financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
	(In millions of won)
SK Telink Co., Ltd.	￦	420,829	228,687	192,142	419,131	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	262,140	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	33,004	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,273	21,398
Stonebridge Cinema Fund		18,506	196	18,310	21	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	56,029	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	75,038	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,302,563	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,433	(49)
Broadband media Co., Ltd.		89,915	356,816	(266,901)	66,526	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	74,104	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Fitech Focus Limited Partnership II		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Co., Ltd.		289,062	143,883	145,179	1,078,925	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	130,102	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	123,366	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,653	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,860	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	280,722	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,944	(232)
SKY Property Mgmt. Ltd.(*1)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	14,703	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*2)		50,643	530	50,113	—	(2,056)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included or excluded from consolidation during the year ended December 31, 2013 is as follows:

1)    Newly included subsidiaries

Subsidiary	Reason
M&Service Co., Ltd.	SK Planet Co., Ltd. acquired ownership interest in M&Service Co., Ltd.
SKP GLOBAL HOLDINGS PTE. LTD.	SK Planet Co., Ltd. established SKP GLOBAL HOLDINGS PTE. LTD.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

2)     Excluded subsidiaries

Subsidiary	Reason
PAXNet Co., Ltd.	The Parent Company sold its investment during the year.
Broadband media Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Madsmart, Inc.	Merged into SK Planet Co., Ltd. during the year.
SKY Property Mgmt. Ltd.	The Parent Company sold its investment during the year.
SK China Real Estate Co., Ltd.	The Parent Company sold its investment during the year.
Loen Entertainment, Inc.	The Parent Company sold its investment during the year.

(5)    Significant non-controlling interests of the Group for the years ended December 31, 2013 and 2012 are as follows. There were no dividends paid during the years ended December 31, 2013 and 2012 by subsidiaries of which non-controlling interests are significant.

	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
	(In millions of won)
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	December 31, 2012
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
	(In millions of won)
Ownership of non-controlling interests (%)		35.4	49.4	40.0
Current assets	￦	99,599	684,804	69,093
Non-current assets		166,220	2,394,352	704,319
Current liabilities		(64,811)	(907,000)	(51,068)
Non-current liabilities		(5,672)	(1,061,608)	(243,236)
Net assets		195,336	1,110,548	479,108
Adjustment for fair value		—	144,455	—
Net assets of consolidated entities		195,336	1,255,003	479,108
Carrying amount of non-controlling interests		69,222	621,055	195,907
Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of adjustment for fair value		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income (loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156
Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The financial information of SK Broadband Co., Ltd. includes the financial information of Broadband media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.

(*2)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

2.	Basis of Presentation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2014.

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

For the years ended December 31, 2013, 2012 and 2011

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

1)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue and classification of investment property.

2)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, measurement of defined benefit obligation, recognition of deferred tax assets (liabilities), and commitments and contingencies.

3)    Fair value measurement

Management establishes fair value measurement policies and procedures as the Group’s accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair values classified as level 3 in the fair value hierarchy, and the results of which are directly reported to the finance executive.

Management regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classifications by levels within the fair value hierarchy and meets the requirements for the relevant standards.

Management uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation methods, as follows:

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Group classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in note 34.

(5)    Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements except for the following new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning on or after January 1, 2013:

•	IFRS 10, ‘Consolidated Financial Statements’

•	IFRS 11, ‘Joint Arrangements’

•	IFRS 12, ‘Disclosure of Interests in Other Entities’

•	IFRS 13, ‘Fair Value Measurement’

•	IAS 19, ‘Employee Benefits’

•	Amendments to IAS 1, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

•	Amendments to IFRS 7, ‘Disclosure of offsetting financial assets and financial liabilities’

•	Amendments to IAS 36, ‘Disclosure of recoverable amount of non-financial assets’

(1)    Subsidiaries

As a result of IFRS 10, the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

In accordance with the transitional provision of IFRS 10, the Group reassessed the control conclusion for its investees at January 1, 2013, and there were no changes in the Group’s subsidiaries as a result of adopting this standard.

(2)    Joint arrangements

As a result of IFRS 11, the Group has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Group has classified its interests in joint arrangements as either joint operations (if the Group has rights to the assets. and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Group has rights only to the net assets of an arrangement). When making this assessment, the Group considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

Management has re-evaluated the Group’s involvement in its only joint arrangement and has reclassified the investment from a jointly controlled entity to a joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

(3)    Disclosure of interests in other entities

As a result of IFRS 12, the Group has expanded its disclosures about its interests in subsidiaries (see note 1) and equity-accounted investees (see note 12).

(4)    Fair value measurement

IFRS 13 has been amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard replaces disclosures relating to fair value measurements required by other standards including IFRS 7, and requires additional disclosures. The required disclosures are included in note 34.

(5)    Defined benefit pension plans

The Group changed its accounting policy for recognition of gains and losses relating to defined benefit pension plans in accordance with the amendments to IAS 19, ‘Employee Benefits’. The Group determines net interest costs for net defined benefit liabilities using the discount rates used for the measurement of defined benefit obligations at the beginning of the reporting period and considers changes in net defined benefit liabilities due to contributions and retirement benefit payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligations, interest income on plan assets and, if applicable, interest on the effects of limitations on asset recognition. Prior to the amendments, the Group determined interest income on plan assets based on the long-term expected return rate. The adoption of this amendment did not have significant impact on the consolidated financial statements.

(6)    Presentation of other comprehensive income items

In accordance with the amendments, the Group classifies other comprehensive income items by nature and presents items as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011 have been re-presented.

(7)    Offsetting financial assets and liabilities

As described in note 34, the Group provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to IFRS 7.

(8)    Disclosure of recoverable amount of non-financial assets

The Group early adopted the amendments to IAS 36. Accordingly, the Group makes the additional disclosures on required by the amendment when impairment losses are recognized and recoverable amounts are based on net fair value (see note 15).

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in note 3.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(1)    Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The group’s chief operating decision maker receives and reviews operating income based on Korean IFRS as the measure of segment profit and loss for each operating segment. Segment operating income differs from consolidated operating income from continuing operations used in the Group’s consolidated statements of income. Segment operating income does not include certain items such as fee revenues, gain/loss from disposal of property, plant, equipment and intangible assets, impairment losses on property, plant, equipment and intangible assets, donations, bad debt expense and penalties. The chief operating decision maker does not receive any information about segment assets and liabilities. Segment information does not include the Group’s discontinued operations information. Refer to note 37 for details on discontinued operations.

(2)    Basis of consolidation

(i)    Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on IAS 32 and 39.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)    Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(iii)    Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)    Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)    Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi)    Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)    Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)    Inventories

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

For the years ended December 31, 2013, 2012 and 2011

(5)    Non-derivative financial assets

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(6)    Derivative financial instruments, including hedge accounting

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

For the years ended December 31, 2013, 2012 and 2011

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)    Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)    Impairment of financial assets

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

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

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

For the years ended December 31, 2013, 2012 and 2011

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

(8)    Property, plant and equipment

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

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

(9)    Borrowing costs

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

For the years ended December 31, 2013, 2012 and 2011

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

(10)    Intangible assets

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

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

(11)    Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(i)    Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)    Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)    Investment property

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

(13)    Impairment of non-financial assets

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

Management estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

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

For the years ended December 31, 2013, 2012 and 2011

reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)    Leases

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

(15)    Non-current assets held for sale

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

For the years ended December 31, 2013, 2012 and 2011

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

(16)    Non-derivative financial liabilities

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

(17)    Employee benefits

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

(ii)    Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(iv)    Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)    Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(18)     Provisions

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

(19)     Foreign currencies

(i)     Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

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

(20)     Equity capital

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

(21)     Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)     Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

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

(iii)    Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)    Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)    Finance income and finance costs

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

(24)    Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

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

(ii)    Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

(25)    Earnings per share

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

(26)    Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(27)    Recent accounting pronouncements, not yet adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2014 and have not been adopted early in preparing these consolidated financial statements.

(i)    IAS 32, Financial Instruments: Presentation (Amendments to IAS 32)

IAS 32, ‘Financial Instruments’ has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014. Management is in process of reviewing the impact on the adoption of the amendment.

(ii)    IAS 39, Financial Instruments: Recognition and Measurement (Amendments to IAS 39 and IFRS 9)

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting allows continuation of hedge accounting when derivative instruments designated as hedging instruments are novated to the central counter party as a result of laws or regulations. The amendment is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted. Management believes the initial adoption of this standard will not have a significant impact on the Group’s consolidated financial condition and results of operations.

(iii)    IFRS 9, Financial Instrument

This standard introduces certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, and de-recognition of financial instruments, impairment, and hedge accounting is effective from annual reporting periods beginning on or after January 1, 2015 although entities are permitted to adopt earlier. Management is in process of reviewing the impact on the adoption of the new requirements.

(iv)    IFRIC 21, Levies

Liability to pay a levy imposed by governments on entities in accordance with legislation shall be recognized when the obligating event that gives rise to the recognition of a liability to pay a levy occurs. The interpretation is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted. Management is in process of reviewing the impact on the adoption of the interpretation.

5.	Operating Segments

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

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Others include the Group’s Internet portal services, game manufacturing and other immaterial operations.

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

For the years ended December 31, 2013, 2012 and 2011

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

The segment information of the Group as of and for the years ended December 31, 2012 and 2011 have been retrospectively restated to exclude the discontinued operation related to Loen Entertainment, Inc. See note 37(1)(a).

(1) Segment information as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	14,501,829	2,972,642	1,741,599	19,216,070	(2,614,016)	16,602,054
Internal revenue		1,186,297	648,253	779,466	2,614,016	(2,614,016)	—
External revenue		13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Depreciation and amortization		2,019,531	522,155	119,937	2,661,623	—	2,661,623
Operating income (loss)		1,986,106	55,625	(30,622)	2,011,109	(432,706)	1,578,403
Gain related to investments in subsidiaries, associates and joint ventures, net							706,509
Finance income							113,392
Finance costs							(571,203)

Profit from continuing operations before income tax							1,827,101

	2012
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	14,475,379	3,018,156	1,469,457	18,962,992	(2,821,583)	16,141,409
Internal revenue		1,256,475	824,295	740,813	2,821,583	(2,821,583)	—
External revenue		13,218,904	2,193,861	728,644	16,141,409	—	16,141,409
Depreciation and amortization		1,735,193	578,969	106,966	2,421,128	—	2,421,128
Operating income (loss)		1,683,431	53,115	(6,497)	1,730,049	7,606	1,737,655
Loss related to investments in subsidiaries, associates and joint ventures, net							(24,560)
Finance income							444,558
Finance costs							(638,285)

Profit from continuing operations before income tax							1,519,368

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	2011
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	14,000,833	2,853,562	842,460	17,696,855	(1,893,681)	15,803,174
Internal revenue		924,566	721,613	247,502	1,893,681	(1,893,681)	—
External revenue		13,076,267	2,131,949	594,958	15,803,174	—	15,803,174
Depreciation and amortization		1,666,703	574,399	45,464	2,286,566	—	2,286,566
Operating income (loss)		2,178,070	66,231	21,896	2,266,197	(103,468)	2,162,729
Loss related to investments in subsidiaries, associates and joint ventures, net							(46,897)
Finance income							440,212
Finance costs							(343,771)

Profit from continuing operations before income tax							2,212,273

The following presents segment results for the years ended December 31, 2013, 2012 and 2011 based on the previous segmentation before the spin-off of the platform business since it was not possible to present the new basis of segmentation for the entire years ended December 31, 2013, 2012 and 2011.

	2013
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	15,880,045	2,972,642	363,383	19,216,070	(2,614,016)	16,602,054
Internal revenue		1,794,823	648,253	170,940	2,614,016	(2,614,016)	—
External revenue		14,085,222	2,324,389	192,443	16,602,054	—	16,602,054
Depreciation and amortization		2,117,823	522,155	21,645	2,661,623	—	2,661,623
Operating income		1,999,159	55,625	(43,675)	2,011,109	(432,706)	1,578,403

	2012
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	15,510,076	3,018,156	434,760	18,962,992	(2,821,583)	16,141,409
Internal revenue		1,852,068	824,295	145,220	2,821,583	(2,821,583)	—
External revenue		13,658,008	2,193,861	289,540	16,141,409	—	16,141,409
Depreciation and amortization		1,810,742	578,969	31,417	2,421,128	—	2,421,128
Operating income		1,716,942	53,115	(40,008)	1,730,049	7,606	1,737,655

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	2011
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
	(In millions of won)
Total revenue	￦	14,280,299	2,853,562	562,994	17,696,855	(1,893,681)	15,803,174
Internal revenue		1,066,874	721,613	105,194	1,893,681	(1,893,681)	—
External revenue		13,213,425	2,131,949	457,800	15,803,174	—	15,803,174
Depreciation and amortization		1,683,254	574,399	28,913	2,286,566	—	2,286,566
Operating income		2,186,654	66,231	13,312	2,266,197	(103,468)	2,162,729

Reconciliation of total segment operating income to consolidated operating income from continuing operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
	(In millions of won)
Total segment operating income	￦	2,011,109	1,730,049	2,266,197

Other operating income:
Fees revenues		7,303	3,982	5,264
Gain on disposal of property and equipment and intangible assets		7,991	162,590	6,260
Others(*1)		59,660	35,272	38,107

		74,954	201,844	49,631
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(13,770)	(37,007)	(1,237)
Loss on disposal of property and equipment and intangible assets		(267,468)	(15,117)	(20,659)
Donations		(82,057)	(81,330)	(89,976)
Bad debt for accounts receivable — other		(22,155)	(30,107)	(12,785)
Others(*2)		(122,210)	(30,677)	(28,442)

		(507,660)	(194,238)	(153,099)

Consolidated operating income from continuing operations	￦	1,578,403	1,737,655	2,162,729

(*1)	Others for the year ended December 31, 2013, 2012 and 2011 primarily consist of ￦10.3 billion, ￦5.6 billion and ￦3.3 billion of VAT refund, respectively.

(*2)	Others for the year ended December 31, 2013 primarily consists of ￦96.5 billion of penalties. There were no such penalties in 2012 and 2011.

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea. Domestic revenue for the years ended December 31, 2013, 2012 and 2011 amounts to ￦16,557 billion, ￦16,093 billion and ￦15,762 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2013, 2012 and 2011 amount to ￦14,762 billion, ￦14,212 billion and ￦13,873 billion, and non-current assets outside of Korea amount to ￦1 billion, ￦680 billion and ￦751 billion, respectively.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2013, 2012 or 2011.

Though the Group is expanding into new geographic regions, as of December 31, 2013, the Group still principally operates in its domestic market in Korea.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

The Group’s operating revenue is generated as follows:

	2013		2012	2011
	(In millions of won)
Cellular revenue
Wireless service(*1)	￦	11,001,123	10,591,489	10,447,605
Cellular interconnection		844,977	860,250	1,090,874
Digital handset sales(*2)		645,914	1,131,657	787,237
Miscellaneous(*3)		823,518	635,508	750,551

		13,315,532	13,218,904	13,076,267

Fixed-line telecommunication services revenue
Fixed line telephone service(*4)		474,430	485,941	490,739
Fixed line interconnection		78,731	98,460	83,804
Broadband internet service(*4)		1,023,156	864,955	1,000,474
International calling service(*5)		127,005	144,073	163,559
Miscellaneous(*6)		621,067	600,432	393,373

		2,324,389	2,193,861	2,131,949

Others revenue
Commerce service(*7)		742,616	391,894	99,891
Portal service(*8)		92,153	167,815	233,832
Miscellaneous(*9)		127,364	168,935	261,235

		962,133	728,644	594,958

Consolidated operating revenue	￦	16,602,054	16,141,409	15,803,174

(*1)	Wireless service revenue includes revenue from cellular voice service, wireless data service and initial subscription fees. Revenue from cellular voice service is primarily composed of monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. Revenue from wireless data service is primarily composed of usage charges for SMS and MMS and revenues from outgoing data usage.

(*2)	Digital handsets are sold by PS&Marketing Co., Ltd., a consolidated subsidiary.

(*3)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by the Parent Company as well as other operating revenue attributable to the cellular services segment. For the period from January 1, 2011 to September 30, 2011, miscellaneous cellular services revenue also includes revenue from the sale and licensing of Internet platform solutions, which business was spun-off into SK Planet in October 2011 and subsequently included in other segment.

(*4)	Broadband Internet service (including IP TV service) and fixed-line telephone service are provided by SK Broadband, a consolidated subsidiary.

(*5)	International calling service is provided by SK Telink, a consolidated subsidiary.

(*6)	Miscellaneous fixed-line telecommunication services revenue includes revenues from leased line, corporate data and Internet solutions businesses provided by SK Broadband and VoIP services provided by SK Telink as well as other operating income attributable to the fixed-line telecommunications services segment.

(*7)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street. As the Parent Company acquired the ownership interests in SK Marketing & Company Co., Ltd. during 2013, commerce service revenue for the year ended December 31, 2013 include revenue from advertising and e-commerce agency.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*8)	Portal service revenue includes revenues from NATE, an online portal service, and Cyworld, our social networking service, each operated by SK Communications.

(*9)	Miscellaneous others revenue includes revenue from T Store, online open marketplace for mobile applications operated by SK Planet as well as other operating income attributable to the others segment.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2013 and 2012 are summarized as follows:

	December 31, 2013		December 31, 2012
	(In millions of won)
Short-term financial instruments Charitable fund(*1)	￦	76,500	76,500
Guarantees for loans and other similar instruments(*2)		—	149,000
Other		5,134	16,087
Long-term financial instruments		7,589	106
Guarantee deposits		40	40

	￦	89,263	241,733

(*1)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2013, the funds cannot be withdrawn.

(*2)	For the year ended December 31, 2012, SK Broadband Co., Ltd., a subsidiary, had guaranteed certain loans of Broadband Media Co., Ltd. and provided short-term financial instruments as collateral. As of December 31, 2013, there are no guarantees for loans and other similar instruments.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
	(In millions of won)
Current assets:
Accounts receivable — trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable — other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable — trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
	(In millions of won)
Current assets:
Accounts receivable — trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable — other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable — trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
	(In millions of won)
Balance at January 1	￦	300,668	318,820
Increase of bad debt allowances		79,330	82,500
Reversal of allowances for doubtful accounts		(359)	(5,902)
Write-offs		(76,697)	(111,611)
Collection of receivables previously written-off		30,361	18,169
Net exchange differences and changes in consolidation scope		(9,319)	(1,308)

Balance at December 31	￦	323,984	300,668

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
	(In millions of won)
Neither overdue or impaired	￦	1,882,607	938,131	1,589,911	976,882
Overdue but not impaired		46,773	2,030	38,590	1,588
Impaired		565,775	203,667	552,816	90,871

		2,495,155	1,143,828	2,181,317	1,069,341
Allowances for doubtful accounts		(224,685)	(99,299)	(213,020)	(87,648)

	￦	2,270,470	1,044,529	1,968,297	981,693

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2013 and 2012 are as follows:

	December 31, 2013			December 31, 2012
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
	(In millions of won)
Less than 1 month	￦	12,036	20	4,067	171
1 ~ 3 months		15,686	1,220	10,264	673
3 ~ 6 months		3,610	516	10,507	101
More than 6 months		15,441	274	13,752	643

	￦	46,773	2,030	38,590	1,588

8.	Inventories

Details of inventories as of December 31, 2013 and 2012 are as follows:

	December 31, 2013				December 31, 2012
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
	(In millions of won)
Merchandise	￦	165,080	(3,152)	161,928	230,640	(1,784)	228,856
Finished goods		1,711	(34)	1,677	3,525	(962)	2,563
Work in process		—	—	—	309	—	309
Raw materials and supplies		13,515	—	13,515	10,487	(69)	10,418

	￦	180,306	(3,186)	177,120	244,961	(2,815)	242,146

The amount of the inventory write-downs charged to statements of income and write off of inventories are as follows:

	2013		2012	2011
	(In millions of won)
Charged to cost of products that have been resold	￦	1,498	510	3,157
Write-off upon sale		(95)	(2,844)	(24)

		1,403	(2,334)	3,133

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
	(In millions of won)
Beneficiary certificates(*)	￦	102,828	56,160
Current portion of long-term investment securities		3,240	3,967

	￦	106,068	60,127

(*)	The distributions arising from beneficiary certificates as of December 31, 2013 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	Details of long-term investment securities as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
	(In millions of won)
Equity securities:
Marketable equity securities	￦	638,445	584,035
Unlisted equity securities(*1)		47,145	99,643
Equity investments(*2)		239,354	223,370

		924,944	907,048
Debt securities:
Public bonds		356	377
Investment bonds(*3)		46,467	50,254

		46,823	50,631

Total		971,767	957,679
Less current portion of long-term investment securities		(3,240)	(3,967)

Long-term investment securities	￦	968,527	953,712

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.

(*2)	Equity investments are recorded at cost.

(*3)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2013: ￦20,532 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

10.	Assets and Liabilities Classified as Held for Sale

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

For the years ended December 31, 2013, 2012 and 2011

The assets and liabilities classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The ownership interests were disposed on January 11, 2013 to SK Innovation, Co., Ltd., a related party, and the Group recognized ￦140,689 thousand of a gain on disposal for the year ended December 31, 2013.

(2)    Investments in associates

Non-current assets held for sale relating to investments in associates as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
	(In millions of won)
TR Entertainment(*1)	￦	2,611	—
SK Fans Co., Ltd.(*2)		1,056	2,143

	￦	3,667	2,143

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦4,019 million was recognized.

(*2)	A disposal contract for the Group’s ownership interests in SK Fans Co., Ltd., an associate, was entered into during the year ended December 31, 2012. However, the contract was modified during the year ended December 31, 2013 and the difference between the contractual disposal amount and carrying amount of ￦1,088 million was recognized as an impairment loss.

11.	Business Combinations

(1)	In January 2013, the Parent Company acquired an additional 50% ownership interest in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through the additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

Prior to the acquisition, the Parent Company owned 50% of SK Marketing & Company Co., Ltd. After obtaining control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged with SK Marketing & Company Co., Ltd.

As the business combination occurred during the year ended December 31, 2013 and was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized in capital deficit and other capital adjustments in equity.

The Group recognized the revenues and profit of SK Marketing & Company Co., Ltd. from February 1, 2013 on which SK Marketing & Company Co., Ltd. was merged with SK Planet Co., Ltd., a subsidiary of the Parent Company, and no discrete financial information related to SK Marketing & Company Co., Ltd. is available after the merger. As a result, it is impracticable for the Group to disclose the revenues and profit recorded by the Group subsequent to this acquisition date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	Consideration and assets and liabilities transferred as of the acquisition date are as follows:

	Amount
	(In millions of won)
Consideration paid
Cash and cash equivalents	￦	190,605
Investments in associates (carrying value)		141,534

		332,139
Assets and liabilities transferred
Cash and cash equivalents		95,800
Accounts receivable — trade		132,514
Inventories		3,472
Property and equipment, and intangible assets		68,699
Other assets		457,431
Accounts payable — trade		(150,014)
Other liabilities		(337,617)

		270,285

Amount recorded in capital surplus and other capital adjustments	￦	61,854

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates accounted for using the equity method as of December 31, 2013 and 2012 are as follows:

		December 31, 2013			December 31, 2012
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
	(In millions of won)
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	Korea	—	￦	—	50.0	￦	145,333
SK China Company Ltd.(*2)	China	9.6		37,434	9.6		37,628
Korea IT Fund(*3)	Korea	63.3		231,402	63.3		230,016
JYP Entertainment Corporation(*5)	Korea	—		—	25.5		4,232
Etoos Co., Ltd. (*2)	Korea	15.6		12,029	15.6		12,037
HanaSK Card Co., Ltd.	Korea	49.0		378,616	49.0		378,457
Candle Media Co., Ltd.	Korea	40.9		21,241	40.9		21,935
NanoEnTek, Inc. (*2)	Korea	9.2		9,312	9.3		9,276
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		77,517	35.0		77,967
Packet One Network	Malaysia	27.0		60,706	28.2		88,389
SK Technology Innovation Company	Cayman	49.0		53,874	49.0		63,559
ViKi, Inc.(*6)	USA	—		—	26.3		15,667
HappyNarae Co., Ltd.	Korea	42.5		13,935	42.5		13,113
SK hynix Inc.(*8)	Korea	20.6		3,943,232	21.1		3,328,245
SK MENA Investment B.V.	Netherlands	32.1		13,477	32.1		13,666
SKY Property Mgmt. Ltd.(*4)	Virgin Island	33.0		238,278	—		—
Xinan Tianlong Science and Technology Co., Ltd.(*7)	China	49.0		26,562	—		—
Daehan Kanggun BcN Co., Ltd. and others	—	—		164,976	—		170,747

Sub-total				5,282,591			4,610,267

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

		December 31, 2013			December 31, 2012
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
	(In millions of won)
Investments in joint ventures
Dogus Planet, Inc.	Turkey	50.0		10,105	50.0		6,005
PT. Melon Indonesia	Indonesia	49.0		3,230	49.0		4,447
Television Media Korea Ltd.	Korea	51.0		8,659	51.0		11,758
PT XL Planet Digital(*7)	Indonesia	50.0		20,712	—		—

Sub-total				42,706			22,210

Total			￦	5,325,297		￦	4,632,477

(*1)	SK Marketing & Company Co., Ltd. was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013 (Refer to note 11).

(*2)	Classified as investments in associates and accounted for under the equity method as the Group can exercise significant influence through its participation on the board of directors.

(*3)	Investment in Korea IT Fund was classified as investment in associates and accounted for under the equity method as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.

(*4)	Reclassified from investment in subsidiaries to investment in associates due to the partial disposal of its shares.

(*5)	Decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has been classified as non-current assets held for sale.

(*6)	De-recognized during the year ended December 31, 2013 upon disposal.

(*7)	Newly acquired investment during the year ended December 31, 2013.

(*8)	The Group’s ownership interests in SK hynix Inc. decreased as investors of convertible bonds issued by SK hynix Inc. exercised their convertible rights during the year ended December 31, 2013.

(2)	The market price of investments in listed associates as of December 31, 2013 and 2012 are as follows:

	December 31, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
	(In millions of won, except for share and per share data)
Candle Media Co., Ltd.	￦	810	21,620,360	17,512	858	21,620,360	18,550
NanoEnTek, Inc.		5,170	1,807,130	9,343	3,915	1,807,130	7,075
SK hynix Inc.		36,800	146,100,000	5,376,480	25,750	146,100,000	3,762,075

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(3)	The financial information of the significant investees as of and for the years ended December 31, 2013 and 2012 is as follows:

	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund	Packet One Network
	(In millions of won)
Current assets	￦	6,653,123	4,687,020	106,122	132,968	45,936
Non-current assets		14,144,175	211,376	695,653	232,566	206,973
Current liabilities		3,078,240	2,053,942	137,544	6	106,038
Non-current liabilities		4,652,200	2,155,165	163,540	—	87,989
Revenue		14,165,102	853,506	76,834	8,161	97,137
Profit (loss) from continuing operations		2,872,857	3,521	14,408	2,128	(44,441)
Other comprehensive income		6,594	1,906	55,403	—	—
Total comprehensive income (loss)		2,879,451	5,427	69,811	2,128	(44,441)

	As of and for the year ended December 31, 2012
	SK hynix Inc.		HanaSK Card Co., Ltd.	Korea IT Fund	Packet One Network
	(In millions of won)
Current assets	￦	5,313,573	7,888,008	195,164	46,872
Non-current assets		13,335,121	296,007	168,182	210,027
Current liabilities		4,441,180	259,659	6	143,936
Non-current liabilities		4,468,071	7,240,140	—	80,896
Revenue		10,162,210	1,012,772	19,444	110,152
Profit (loss) from continuing operations		(158,795)	(29,571)	5,820	(42,830)
Other comprehensive income (loss)		(305,601)	(2,653)	—	2,259
Total comprehensive income (loss)		(464,396)	(32,224)	5,820	(40,571)

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2013 and 2012 are as follows:

	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
	(In millions of won)
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

	As of and for the year ended December 31, 2012
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia
	(In millions of won)
Current assets	￦	22,449	7,735	7,770
Cash and cash equivalents		10,562	6,085	6,882
Non-current assets		6,056	7,349	2,265
Current liabilities		5,724	2,970	832
Account payable, other payables and provisions		5,323	2,631	821
Non-current liabilities		199	104	78
Account payable, other payables and provisions		—	104	—
Revenue		12,115	—	1,218
Depreciation and amortization		(2,886)	(864)	(442)
Interest income		758	539	418
Loss from continuing operations		(6,873)	(4,494)	(572)
Total comprehensive loss		(6,873)	(4,494)	(572)

(5)	Adjustments of financial information of significant associates to carrying amounts attributable to the ownership interests in those associates as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
	(In millions of won)
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
HanaSK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

	December 31, 2012
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
	(In millions of won)
Associates:
SK hynix Inc.(*)	￦	9,738,729	21.1	2,049,182	1,279,063	3,328,245
HanaSK Card Co., Ltd.		684,216	49.0	335,266	43,191	378,457
Korea IT Fund		363,340	63.3	230,016	—	230,016

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,954)	155	—	(141,534)	—
SK China Company Ltd.		37,628	—	(7,643)	7,449	—	—	37,434
Korea IT Fund		230,016	—	1,348	38	—	—	231,402
JYP Entertainment Corporation(*2)		4,232	—	1,000	58	—	(5,290)	—
Etoos Co., Ltd.		12,037	—	56	(64)	—	—	12,029
HanaSK Card Co., Ltd.		378,457	—	(612)	771	—	—	378,616
Candle Media Co., Ltd.		21,935	—	(782)	88	—	—	21,241
NanoEnTek, Inc.		9,276	—	25	11	—	—	9,312
SK Industrial Development China Co., Ltd.		77,967	—	(1,037)	587	—	—	77,517
Packet One Network		88,389	25	(2,367)	(1,843)	(23,498)	—	60,706
SK Technology Innovation Company		63,559	—	(9,108)	(577)	—	—	53,874
ViKi, Inc.(*3)		15,667	(14,636)	(995)	(36)	—	—	—
HappyNarae Co., Ltd.		13,113	—	822	—	—	—	13,935
SK hynix Inc.		3,328,245	—	610,201	4,786	—	—	3,943,232
SK MENA Investment B.V.		13,666	—	—	(189)	—	—	13,477
SKY Property Mgmt. Ltd.(*4)		—	—	5,532	43	—	232,703	238,278
Xinan Tianlong Science and Technology Co., Ltd.		—	25,731	831	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		170,747	26,257	(17,899)	(4,291)	(5,547)	(4,291)	164,976

Sub-total		4,610,267	37,377	575,418	6,986	(29,045)	81,588	5,282,591

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(13,027)	(4,302)	—	—	10,105
PT. Melon Indonesia		4,447	—	(282)	(935)	—	—	3,230
Television Media Korea Ltd.		11,757	—	(3,098)	—	—	—	8,659
PT XL Planet Digital		—	19,713	1,549	—	—	(550)	20,712

Sub-total		22,210	41,141	(14,858)	(5,237)	—	(550)	42,706

Total	￦	4,632,477	78,518	560,560	1,749	(29,045)	81,038	5,325,297

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013 (Refer to note 11).

(*2)	Investment in JYP Entertainment Corporation decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has excluded from consolidation scope.

(*3)	De-recognized upon disposal during the year ended December 31, 2013.

(*4)	Investment in SKY Property Mgmt. Ltd. was reclassified from investments in subsidiaries to investments to associates as portion of ownership interests were disposed during the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)	2012
	Beginning balance		Acquisition and disposition	Share of profits (losses) (*1)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.	￦	128,320	—	17,585	(572)	—	—	145,333
SK China Company Ltd.		48,488	—	217	(11,077)	—	—	37,628
Korea IT Fund		230,980	—	(1,141)	177	—	—	230,016
JYP Entertainment Corporation		4,008	—	282	(58)	—	—	4,232
Etoos Co., Ltd.		13,928	—	(1,891)	—	—	—	12,037
HanaSK Card Co., Ltd.		396,553	—	(16,842)	(1,254)	—	—	378,457
Candle Media Co., Ltd.		11,814	5,853	3,619	361	—	288	21,935
NanoEnTek, Inc.		10,470	—	(1,290)	96	—	—	9,276
SK Industrial Development China Co., Ltd.		83,691	—	276	(6,000)	—	—	77,967
Packet One Network		103,409	2,387	(18,252)	845	—	—	88,389
SK Technology Innovation Company		75,974	—	(7,320)	(5,095)	—	—	63,559
ViKi, Inc.		17,799	—	(2,168)	36	—	—	15,667
HappyNarae Co., Ltd.		12,250	—	863	—	—	—	13,113
SK hynix Inc.		—	3,374,726	6,865	(53,346)	—	—	3,328,245
SK MENA Investment B.V.		—	14,485	16	(835)	—	—	13,666
Daehan Kanggun BcN Co., Ltd. and others		226,332	33,126	(15,293)	(3,914)	(48,039)	(21,465)	170,747

Sub-total		1,364,015	3,430,577	(34,472)	(80,637)	(48,039)	(21,177)	4,610,267

Investments in joint ventures
PT. Melon Indonesia		5,326	—	(468)	(411)	—	—	4,447
Television Media Korea Ltd.		15,262	—	(3,504)	—	—	—	11,758
Dogus Planet, Inc.		—	8,932	(2,218)	(709)	—	—	6,005

Sub-total		20,588	8,932	(6,190)	(1,120)	—	—	22,210

Total	￦	1,384,603	3,439,509	(40,662)	(81,757)	(48,039)	(21,177)	4,632,477

(*1)	Losses relating to investments in subsidiaries, joint venture and associates on the consolidated statements of income for the year ended December 31, 2012 includes share of profits (losses), impairment loss and losses on the disposal of investments in associates of ￦1,581 million.

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2013 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2013		Accumulated	Year ended December 31, 2013	Accumulated
ULand Company Limited	￦	(150)	1,553	(130)	(3)
Wave City Development Co., Ltd.		(965)	3,721	—	334

	￦	(1,115)	5,274	(130)	331

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	732,206	—	—	732,206
Buildings		1,510,846	(554,155)	—	956,691
Structures		716,724	(351,773)	—	364,951
Machinery		24,994,337	(18,145,580)	(1,698)	6,847,059
Other		1,428,159	(894,217)	(761)	533,181
Construction in progress		762,519	—	—	762,519

	￦	30,144,791	(19,945,725)	(2,459)	10,196,607

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	704,908	—	—	704,908
Buildings		1,391,489	(505,118)	—	886,371
Structures		681,905	(318,421)	—	363,484
Machinery		22,997,148	(16,558,093)	(122,863)	6,316,192
Other		1,609,034	(971,062)	(760)	637,212
Construction in progress		804,552	—	—	804,552

	￦	28,189,036	(18,352,694)	(123,623)	9,712,719

(2)	Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	704,908	6,865	(200)	15,545	—	—	5,088	732,206
Buildings		886,371	1,128	(177)	112,827	(47,429)	—	3,971	956,691
Structures		363,484	17,850	(18)	17,001	(33,366)	—	—	364,951
Machinery		6,316,192	582,593	(13,183)	1,951,267	(1,990,850)	—	1,040	6,847,059
Other		637,212	1,190,739	(7,032)	(1,157,150)	(133,682)	—	3,094	533,181
Construction in progress		804,552	1,113,576	(31,146)	(1,131,703)	—	(1,275)	8,515	762,519

	￦	9,712,719	2,912,751	(51,756)	(192,213)	(2,205,327)	(1,275)	21,708	10,196,607

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)
	2012
	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment(*)	Classified as held for sale	Change of consolida- tion scope	Ending balance
Land	￦	730,361	1,499	(41,771)	14,819	—	—	—	—	704,908
Buildings		989,078	1,369	(62,699)	9,491	(50,868)	—	—	—	886,371
Structures		301,115	65,541	(81)	30,632	(33,723)	—	—	—	363,484
Machinery		5,493,572	547,874	(24,614)	2,188,882	(1,780,899)	(108,623)	—	—	6,316,192
Other		711,461	1,497,412	(4,593)	(1,438,042)	(124,426)	(748)	(1,566)	(2,286)	637,212
Construction in progress		805,411	1,280,654	(810)	(1,262,578)	—	(18,125)	—	—	804,552

	￦	9,030,998	3,394,349	(134,568)	(456,796)	(1,989,916)	(127,496)	(1,566)	(2,286)	9,712,719

(*)	The Group recognized ￦109,486 million of impairment loss on property and equipment in relation to the discontinuance of the Digital Multimedia Broadcasting service as recoverable amount is expected to be zero, and included the amount in loss from discontinued operation.

14.	Investment Property

(1)	Investment property as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,822	—	10,822
Buildings		7,657	(2,668)	4,989

	￦	18,479	(2,668)	15,811

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	12,638	—	12,638
Buildings		20,026	(5,185)	14,841

	￦	32,664	(5,185)	27,479

(2)	Changes in investment property for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	12,638	—	—	(1,816)	—	10,822
Buildings		14,841	—	—	(8,737)	(1,115)	4,989

	￦	27,479	—	—	(10,553)	(1,115)	15,811

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Classified as held for sale	Ending balance
Land	￦	23,153	—	(10,737)	222	—	—	12,638
Buildings		247,933	129	(22,619)	(15,797)	(8,123)	(186,682)	14,841

	￦	271,086	129	(33,356)	(15,575)	(8,123)	(186,682)	27,479

(3)	Details of fair value of investment property as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,822	6,595	12,638	15,228
Buildings		4,989	4,737	14,841	13,949

	￦	15,811	11,332	27,479	29,177

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

(4)	Income (expense) from investment property for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Rent revenue	￦	1,373	73,755	54,088
Operating expense		(476)	(57,049)	(42,141)

15.	Goodwill

(1)	Goodwill as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		68,582	79,804

	￦	1,733,261	1,744,483

Goodwill is allocated to the following CGUs for the purpose of the impairment test.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.5% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless business growth. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount. Management believes that a reasonably possible change in a key assumption would not cause the CGU’s carrying amount to exceed its recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.4% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.2% was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount. Management believes that a reasonably possible change in a key assumption would not cause the CGU’s carrying amount to exceed its recoverable amount.

(2)	Details of changes in goodwill for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	1,744,483	1,749,933
Goodwill increase due to acquisitions		1,252	10,078
Impairment loss		(9,981)	(13,316)
Other decrease(*)		(2,493)	(2,212)

	￦	1,733,261	1,744,483

(*)	Other decrease represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

Accumulated impairment losses as of December 31, 2013 and 2012 are ￦9,981 million and ￦13,316 million, respectively.

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	—	1,664,571
Land use rights		48,031	(31,441)	—	16,590
Industrial rights		84,495	(25,732)	—	58,763
Development costs		138,802	(117,000)	(11,675)	10,127
Facility usage rights		143,937	(85,109)	—	58,828
Customer relations		14,222	(7,889)	—	6,333
Memberships(*1)		128,452	—	—	128,452
Other(*2)		2,438,559	(1,630,374)	(1,067)	807,118

	￦	6,030,377	(3,266,853)	(12,742)	2,750,782

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		42,041	(25,979)	—	16,062
Industrial rights		84,955	(24,851)	—	60,104
Development costs		171,256	(146,757)	(11,079)	13,420
Facility usage rights		142,283	(76,943)	—	65,340
Customer relations		52,792	(3,906)	—	48,886
Memberships(*1)		119,686	—	(732)	118,954
Other(*2)		2,197,856	(1,518,585)	(6,247)	673,024

	￦	5,648,254	(2,937,631)	(20,965)	2,689,658

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolida- tion scope	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	—	—	1,664,571
Land use rights		16,062	7,378	(279)	—	(6,571)	—	—	16,590
Industrial rights		60,104	2,045	(75)	485	(3,674)	—	(122)	58,763
Development costs		13,420	594	—	650	(5,230)	(1,448)	2,141	10,127
Facility usage rights		65,340	1,930	(75)	9	(8,376)	—	—	58,828
Customer relations		48,886	1,293	—	1,856	(45,702)	—	—	6,333
Memberships		118,954	2,828	(997)	—	—	—	7,667	128,452
Other		673,024	111,972	(21,751)	325,529	(291,870)	(1,695)	11,909	807,118

	￦	2,689,658	1,174,873	(837,390)	328,529	(623,340)	(3,143)	21,595	2,750,782

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. Accordingly, the Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment (*)	Change of consolida- tion scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	—	1,693,868
Land use rights		19,326	3,830	(142)	—	(6,952)	—	—	16,062
Industrial rights		59,474	4,313	—	687	(4,316)	(6)	(48)	60,104
Development costs		20,961	3,019	—	933	(6,940)	(4,553)	—	13,420
Facility usage rights		69,491	3,998	(121)	108	(8,136)	—	—	65,340
Customer relations		141,818	578	—	—	(93,510)	—	—	48,886
Memberships		117,711	6,363	(3,972)	396	—	(732)	(812)	118,954
Other		677,920	115,498	(15,630)	194,442	(286,139)	(11,200)	(1,867)	673,024

	￦	2,995,803	154,258	(19,865)	196,566	(614,979)	(19,398)	(2,727)	2,689,658

(*)	The Group recognized ￦12,101 million of impairment loss on intangible assets in relation to the frequency use rights of the discontinuance of Digital Multimedia Broadcasting service as recoverable amount is expected to be zero, and included the amount in loss from discontinued operation.

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
Research and development costs expensed as incurred	￦	352,385	304,557	271,382

(4)	The carrying amount and residual useful lives of major intangible assets as of December 31, 2013 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	294,245	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		48,933	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		304,080	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		1,004,960	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		12,353	WiBro service	Mar. 2012	Mar. 2019

	￦	1,664,571

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2013		December 31, 2012
Commercial paper	Woori Bank, etc.	2.98~3.10	￦	200,000	130,000
Short-term borrowings	Kookmin Bank, etc.	3.48~6.20		60,000	470,245

			￦	260,000	600,245

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	Long-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Bank of Communications	6M Libor + 0.29	Oct. 10, 2013	￦	—	32,133 (USD 30,000)
Bank of China	6M Libor + 0.29	Oct. 10, 2013		—	21,422 (USD 20,000)
DBS Bank	6M Libor + 0.29	Oct. 10, 2013		—	26,778 (USD 25,000)
SMBC	6M Libor + 0.29	Oct. 10, 2013		—	26,778 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—	350,000
Korea Development Bank	2.89	Jun. 17, 2013		—	1,762
Korea Development Bank	2.84	Jun. 16, 2014		1,648	4,942
Shinhan Bank	2.84	Jun. 15, 2015		5,136	8,561
Kookmin Bank	2.84	Jun. 15, 2015		8,124	9,749
Kookmin Bank	2.84	Mar. 15, 2017		5,996	5,996
Kookmin Bank	2.84	Mar. 15, 2018		8,600	—
Export Kreditnamnden(*)	1.7	Apr. 29, 2022		99,975 (USD 94,736)	—

Sub-total				129,479	488,121
Less present value discount on long-term borrowings				(3,287)	(1,667)

				126,192	486,454
Less current portion of long-term borrowings				(21,384)	(117,217)

Long-term borrowings			￦	104,808	369,237

(*)	For the year ended December 31, 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(3)	Debentures as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		—	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		—	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	—
Unsecured private bonds		2033	3.22		130,000	—
Unsecured private bonds(*1)		2014	4.86		20,000	20,000
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2013	3.99		—	150,000
Unsecured private bonds(*2)		2014	4.53		290,000	290,000
Unsecured private bonds(*2)		2014	4.40		100,000	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	110,000
Unsecured private bonds(*2)		2015	4.14		110,000	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Foreign global bonds		2027	6.63		422,120 (USD 400,000)	428,440 (USD 400,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75		96,147 (USD 91,109)	405,678 (USD 332,528)
Floating rate notes(*3)	Operating fund	2014	3M Libor + 1.60		263,825 (USD 250,000)	267,775 (USD 250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20		54,129 (SGD 65,000)	56,906 (SGD 65,000)
Swiss unsecured private bonds		2017	1.75		356,601 (CHF 300,000)	351,930 (CHF 300,000)
Foreign global bonds		2018	2.13		738,710 (USD 700,000)	749,770 (USD 700,000)
Australia unsecured private bonds		2017	4.75		281,988 (AUD 300,000)	—
Floating rate notes(*3)		2020	3M Libor + 0.88		316,590 (USD 300,000)	—
Foreign global bonds(*2)		2018	2.88		316,590 (USD 300,000)	—

Sub-total					5,966,700	5,620,499
Less discounts on bonds					(40,228)	(43,500)

					5,926,472	5,576,999
Less current portion of bonds					(1,020,893)	(597,779)

				￦	4,905,579	4,979,220

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.

(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)	As of December 31, 2013, 3M Libor rate is 0.24%.

(*4)	As of December 31, 2013, SOR rate is 0.21%.

(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013 and a resolution of the Board of Directors’ meeting on July 25, 2013, the exchange price has changed from ￦197,760 to ￦189,121.

During 2013, the accumulated principal amount that was claimed for exchange is USD 268,977,000. For the year ended December 31, 2013, exchange of bonds in the principal amount of USD 170,223,000 was claimed and the Group granted 1,241,337 shares of treasury stock. The exchange of bonds in the principal amount of USD 98,754,000 was additionally claimed and cash was paid due to the limitation on foreign ownership under Article 6 of the Telecommunications Business Act. In addition, bonds in the principal amount of USD 6,505,000 were redeemed at par value due to the exercise of the Controlling Company’s early redemption rights.

As of December 31, 2013, exchange for the entire bonds in the principal amount of USD 57,046,000 was claimed and will be redeemed by cash during 2014. The Group recognized ￦134,232 million of financial costs in relation to the exchangeable bonds for the year ended December 31, 2013.

As of December 31, 2013, fair value of the exchangeable bonds is USD 91,108,508 and the exchange price is ￦189,121. The exchange price could be adjusted with the exchange rate of ￦1,383.40 per USD 1.

18.	Long-term Payables — other

(1)	Long-term payables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Payables related to acquisition of W-CDMA licenses	￦	828,721	705,605
Other(*)		9,864	9,903

	￦	838,585	715,508

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	As of December 31, 2013 and 2012, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	December 31, 2013		December 31, 2012
2.1GHz	2012~2014	3.58%	5.89%		17,533	35,067
800MHz	2013~2015	3.51%	5.69%		138,833	208,250
2.3GHz	2014~2016	3.00%	5.80%		8,650	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		942,675	671,625

					1,107,691	923,592
Present value discount on long-term payables—other					(72,171)	(60,021)

					1,035,520	863,571
Current portion of long-term payables – other					(206,799)	(157,966)

Carrying amount at December 31, 2013				￦	828,721	705,605

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.

(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables—other as of December 31, 2013 is as follows:

(In millions of won)
	Amount
2014	￦	207,668
2015		190,134
2016		120,718
2017 and thereafter		589,171

	￦	1,107,691

19.	Provisions

(1)	Changes in provisions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	For the year ended December 31, 2013							As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	—	53,923	53,334	589
Provision for restoration (*2)		39,895	5,679	(712)	(4,211)	(144)	40,507	13,441	27,066
Other provisions		590	—	(85)	(17)	(37)	451	—	451

	￦	393,868	15,095	(309,673)	(4,228)	(181)	94,881	66,775	28,106

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)
	For the year ended December 31, 2012							As of December 31, 2012
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	272,869	(677,416)	(4,525)	217	353,383	279,977	73,406
Provision for restoration		36,379	3,915	(1,348)	(32)	981	39,895	7,256	32,639
Other provisions		942	43	(49)	—	(346)	590	74	516

	￦	799,559	276,827	(678,813)	(4,557)	852	393,868	287,307	106,561

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis. During the years ended December 31, 2013 and 2012, the Group’s provision for handset subsidies significantly decreased as it gradually ceased providing handset subsidies to subscribers.

The amount recognized as a provision for handset subsidies is the Group’s best estimate of the expenditure required to settle the current obligations to the relevant subscribers at the end of the reporting period, which is calculated as the sum of the present values of the monthly balances for handset subsidies over the relevant service periods, taking into account the customer retention rate for the relevant subscribers. The discount rate used in calculating the present values is based on AAA-rated corporate bonds with a two-year maturity. The customer retention rate is based on the Group’s historical retention rate.

(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipments and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

20.	Lease

(1)    Finance Lease

The Group has leased certain telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	19,351	19,904
Long-term finance lease liabilities		3,867	22,036

	￦	23,218	41,940

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

The Group’s related interest and principal as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013				December 31, 2012
	Minimum lease payment		Present value		Minimum lease payment	Present value
Less than 1 year	￦	20,039		19,351	21,375	19,904
1~5 years		3,974		3,867	22,744	22,036

Subtotal		24,013		23,218	44,119	41,940

Current portion of long-term finance lease liabilities				(19,351)		(19,904)

Long-term finance lease liabilities			￦	3,867		22,036

(2)    Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues (included in other operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2013			2012
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	32,842	2,422	36,411	1,636
1~5 years		72,236	1,074	108,747	1,074
More than 5 years		65,013	1,026	69,058	1,026

	￦	170,091	4,522	214,216	3,736

(3)    Sales and Leaseback

For the year ended December 31, 2013, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of property and equipment and investment property is recognized as other operating income. The Group recognized ￦13,703 million of lease payments in relation to the operating lease agreement and ￦269 million in relation to the sublease agreement. Expected future lease payments and lease revenues are explained in Note 20-(2).

21.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	312,494	244,866
Fair value of plan assets		(238,293)	(158,345)

	￦	74,201	86,521

(2)	Principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.06%~4.34%	3.28%~4.75%
Expected rate of salary increase	3.05%~6.27%	3.00%~5.81%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Beginning balance	￦	244,866	188,120
Current service cost		89,802	77,060
Interest cost		9,370	8,119
Remeasurement - Demographic assumption		(394)	(905)
- Financial assumption		(12,371)	7,329
- Adjustment based on experience		6,475	13,518
Benefit paid		(42,948)	(46,066)
Others(*)		17,694	(2,309)

Ending balance	￦	312,494	244,866

(*)	Others for the year ended December 31, 2013 include liabilities of ￦14,703 million transferred due to business combination, ￦(4,141) million for changes in consolidation scope, and transfers to construction in progress. Others for the year ended December 31, 2012 include effects of changes in consolidation scope of ￦(4,185) million in relation to the disposal of Ntreev Soft Co., Ltd. and transfers to construction in progress.

(4)	Changes in plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	158,345	102,179
Interest income		6,332	4,314
Actuarial gain (loss)		122	447
Contributions by employer directly to plan assets		85,683	60,533
Benefits paid		(23,827)	(9,108)
Others(*)		11,638	(20)

Ending balance	￦	238,293	158,345

(*)	Others include assets of ￦14,334 million transferred due to business combination and effects of changes in consolidation scope of ￦(3,074) million for the year ended December 31, 2013.

The Group expects to make a contribution of ￦56,973 million to the defined benefit plans during the next financial year.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Current service cost	￦	89,802	77,060	63,925
Interest cost		9,370	8,119	9,086
Expected return on plan assets		(6,332)	(4,314)	(4,059)

	￦	92,840	80,865	68,952

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity instruments	￦	713	1,221
Debt instruments		48,901	34,269
Short-term financial instruments, etc.		188,679	122,855

	￦	238,293	158,345

Actual return on plan assets for the years ended December 31, 2013, 2012 and 2011 amounted to ￦6,472 million, ￦4,761 million and ￦3,011 million, respectively.

(7)	As of December 31, 2013, effects on defined benefit obligations if each of significant actuarial assumptions changes within potential reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 1%)	￦	(22,864)	25,216
Expected rate of salary increase		25,305	(23,230)

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2013 and 2012 are 9.12 years and 9.04 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

22.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2013 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 94,736)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	As of December 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation gain (loss)	Others (*1)
Current assets:
Convertible bonds (available-for-sale securities) (Korean won denominated bonds face value of ￦1,500 million)(*2)	￦	—	—	—	—	10		10
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(42,772)	(13,656)	(34,853)	129,806	—		38,525
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		8,822	2,816	(8,451)	—	—		3,187

Total assets							￦	41,722

Current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,871	1,875	(25,602)	—	—		(17,856)
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)		7	2	(3,324)	—	—		(3,315)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,275)	(1,684)	(6,902)	—	—		(13,861)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(8,400)	(2,682)	(24,435)	—	—		(35,517)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,262	1,361	(53,295)	—	—		(47,672)
Fixed-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(1,128)	—	(1,830)	—	—		(2,958)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 94,736)		(2,548)	(813)	201	—	—		(3,160)

Total liabilities							￦	(124,339)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.

(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦10 million was accounted for as derivative financial assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

23.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments As of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,139,683)	(2,410,451)
Loss on disposal of treasury stock		(18,087)	(18,855)
Others(*2)		(839,127)	(775,464)

	￦	(81,010)	(288,883)

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Controlling Entity.

Changes in number of shares outstanding for the years ended December 31, 2013 and 2012 are as follows:

(In shares)	2013			2012
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	11,050,712	69,694,999	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	(1,241,337)	1,241,337	—	—	—

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

24.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2013 and 2012 are as follows:

(In millions of won, shares)
	December 31, 2013		December 31, 2012
Number of shares		9,809,375	11,050,712
Amount	￦	2,139,683	2,410,451

In addition, the Parent Company granted 1,241,337 shares of treasury stock for ￦270,768 million from May 14, 2013 to October 24, 2013 as a result of exercise of exchange rights by the holders of exchangeable bonds.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

25.	Hybrid Bonds

The Parent Company issued hybrid bonds at face amount on June 7, 2013 and details as of December 31, 2013 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)	Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is adjusted after five years from the issuance date.

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,766	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,524	11,249,758
Unappropriated		1,276,971	874,899

	￦	13,102,495	12,124,657

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	208,529	207,063
Other comprehensive loss of investments in associates		(172,117)	(175,044)
Unrealized fair value of derivatives		(35,429)	(46,652)
Foreign currency translation differences for foreign operations		(13,253)	(11,003)

	￦	(12,270)	(25,636)

(2)	Changes in reserves for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		2,747	1,254	14,488	(2,250)	16,239
Tax effect		(1,281)	1,673	(3,265)	—	(2,873)

Balance at December 31, 2013	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)

(In millions of won)	2012
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2012	￦	354,951	(93,599)	(25,100)	23,812	260,064
Changes		(194,929)	(75,448)	(26,114)	(34,815)	(331,306)
Tax effect		47,041	(5,997)	4,562	—	45,606

Balance at December 31, 2012	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,917	(65,854)	207,063
Amount recognized as other comprehensive income during the year		3,879	(1,529)	2,350
Amount reclassified through profit or loss		(1,133)	249	(884)

Balance at December 31, 2013	￦	275,663	(67,134)	208,529

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	467,846	(112,895)	354,951
Amount recognized as other comprehensive income during the year		(43,135)	10,249	(32,886)
Amount reclassified through profit or loss		(151,794)	36,792	(115,002)

Balance at December 31, 2012	￦	272,917	(65,854)	207,063

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(4)	Details of changes in unrealized valuation of derivatives for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(62,698)	16,046	(46,652)
Amount recognized as other comprehensive income during the year		11,833	(3,001)	8,832
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(48,211)	12,782	(35,429)

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(36,583)	11,483	(25,100)
Amount recognized as other comprehensive income during the year		(29,883)	4,327	(25,556)
Amount reclassified through profit or loss		3,768	236	4,004

Balance at December 31, 2012	￦	(62,698)	16,046	(46,652)

28.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Other Operating Income:
Reversal of allowance for doubtful accounts	￦	359	5,902	2,301
Gain on disposal of property and equipment and intangible assets		7,991	162,590	6,260
Others(*1)		66,604	33,352	41,070

	￦	74,954	201,844	49,631

Other Operating Expenses:
Communication expenses	￦	62,193	69,585	64,131
Utilities		227,593	197,559	168,201
Taxes and dues(*2)		29,873	91,745	47,394
Repair		252,344	223,247	250,801
Research and development		352,385	304,557	271,382
Training		40,446	39,407	38,033
Bad debt for accounts receivables — trade		53,344	52,393	81,526
Travel		31,762	31,380	32,742
Supplies and other		189,224	143,882	106,733
Loss on disposal of property and equipment and intangible assets		267,468	15,117	20,659
Loss on disposal of investment assets		6,137	1,307	434
Impairment loss on property and equipment and intangible assets		13,770	37,007	1,237
Donations		82,057	81,330	104,516
Bad debt for accounts receivable — other		22,155	30,107	12,785
Other(*)		115,532	23,402	25,838

	￦	1,746,283	1,342,025	1,226,412

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*1)	Others for the year ended December 31, 2013, 2012 and 2011, primarily consist of ￦10.3 billion, ￦5.6 billion and ￦3.3 billion of VAT refund, respectively.

(*2)	Penalties were included in taxes and dues until the year ended December 31, 2012 while penalties were included in other starting from the year ended December 31, 2013.

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Finance Income:
Interest income	￦	65,560	97,318	166,065
Dividend income		10,197	27,732	26,433
Gain on foreign currency transactions		11,041	6,735	11,134
Gain on foreign currency translation		4,401	4,065	1,985
Gain on disposal of long-term investment securities		9,300	282,605	164,424
Gain on valuation of derivatives		—	—	3,785
Gain on settlement of derivatives		7,716	26,103	—
Gain on valuation of financial asset at fair value through profit or loss		5,177	—	2,617
Gain on valuation of financial liability at fair value through profit or loss		—	—	63,769

	￦	113,392	444,558	440,212

Finance Costs:
Interest expense	￦	331,834	412,379	297,172
Loss on foreign currency transactions		16,430	7,204	10,377
Loss on foreign currency translation		2,634	4,608	6,409
Loss on disposal of long-term investment securities		31,909	10,802	447
Loss on valuation of derivatives		2,106	286	943
Loss on settlement of derivatives		—	1,232	15,577
Loss on valuation of financial asset at fair value through profit or loss		—	1,262	—
Loss relating to financial liability at fair value through profit or loss(*1)		134,232	7,793	—
Loss on redemption of debentures		—	2,099	—
Other finance costs(*2)		52,058	190,620	12,846

	￦	571,203	638,285	343,771

(*1)	Loss relating to financial liabilities at fair value through profit or loss for the year ended December 31, 2013 related to exchangeable bonds (face amount of USD 326,397,463) due to the valuation loss from rising stock prices and loss on redemption of debenture upon the exchange claims.

(*2)	Refer to note 29(5).

(2)	Details of interest income included in finance income for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Interest income on cash equivalents and deposits	￦	41,907	57,029	61,577
Interest income on installment receivables and others		23,653	40,289	104,488

	￦	65,560	97,318	166,065

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(3)	Details of interest expense included in finance costs for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Interest expense on bank overdrafts and borrowings	￦	28,600	147,741	60,271
Interest expense on debentures		258,962	209,545	208,403
Interest on finance lease liabilities		1,333	2,621	4,422
Others		42,939	52,472	24,076

	￦	331,834	412,379	297,172

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2013, 2012 and 2011 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 7.

(i)     Finance income

(In millions of won)
	2013		2012	2011
Financial Assets:
Financial assets at fair value through profit or loss	￦	5,177	—	3,013
Available-for-sale financial assets		23,311	317,915	198,517
Loans and receivables		62,211	90,177	171,415
Derivative financial instruments designated as hedged item		7,716	26,103	—

		98,415	434,195	372,945

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	—	67,158
Financial liabilities measured at amortized cost		14,977	10,363	109

		14,977	10,363	67,267

	￦	113,392	444,558	440,212

(ii)     Finance costs

(In millions of won)
	2013		2012	2011
Financial Assets:
Financial assets at fair value through profit or loss	￦	276	1,262	943
Available-for-sale financial assets		83,967	201,423	13,293
Loans and receivables		16,479	1,789	12,598
Derivative financial instruments designated as hedged item		1,830	1,516	8,088

		102,552	205,990	34,922

Financial Liabilities:
Financial liabilities at fair value through profit or loss		134,232	7,793	2,353
Financial liabilities measured at amortized cost		334,419	424,502	301,360
Derivative financial instruments designated as hedged item		—	—	5,136

		468,651	432,295	308,849

	￦	571,203	638,285	343,771

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(iii)    Other comprehensive income

(In millions of won)
	2013		2012	2011
Financial Assets:
Available-for-sale financial assets	￦	2,009	(149,082)	(433,546)
Derivative financial instruments designated as hedged item		12,240	(23,527)	20,890

		14,249	(172,609)	(412,656)

Financial Liabilities:
Derivative financial instruments designated as hedged item		(1,018)	166	8,346

		(1,018)	166	8,346

	￦	13,231	(172,443)	(404,310)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2013, 2012 and 2011 are as follows.

(In millions of won)
	2013		2012	2011
Available-for-sale financial assets (*)	￦	52,058	190,620	12,846
Bad debt for accounts receivable — trade		53,344	52,393	81,526
Bad debt for accounts receivable — other		22,155	30,107	12,785

	￦	127,557	273,120	107,157

(*)	This is included in other finance costs (note 29(1)).

30.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2013, 2012 and 2011 consist of the following:

(In millions of won)
	2013		2012	2011
Current tax expense
Current tax payable	￦	145,457	200,836	523,214
Adjustments recognized in the period for current tax of prior periods		(16,696)	(69,634)	90,389

		128,761	131,202	613,603

Deferred tax expense
Changes in net deferred tax assets		266,601	103,480	(120,718)
Tax directly charged to equity		(3,584)	50,053	108,563
Changes in scope of consolidation		8,919	(3,611)	330
Others (exchange rate differences, etc.)		100	7,083	159

		272,036	157,005	(11,666)

Income tax for continuing operation	￦	400,797	288,207	601,937

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the actual income tax expense from continuing operations for the years ended December 31, 2013, 2012 and 2011 is attributable to the following:

(In millions of won)
	2013		2012	2011
Income taxes at statutory income tax rate	￦	441,697	367,661	531,069
Non-taxable income		(35,632)	(5,039)	(10,230)
Non-deductible expenses		74,311	19,410	7,994
Tax credit and tax reduction		(37,893)	(72,947)	(42,572)
Changes in unrealizable deferred taxes		(13,285)	5,723	33,170
Additional income tax (refund) for prior periods		(23,162)	(32,071)	90,389
Deferred tax effect from statutory tax rate change for future periods		(5,239)	5,470	(7,883)

Income tax for continuing operation	￦	400,797	288,207	601,937

For the year ended December 31, 2011, additional income tax for prior periods is recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Parent Company’s tax returns from 2005 to 2009.

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
	2013		2012	2011
Net change in fair value of available-for-sale financial assets	￦	(1,281)	47,041	116,918
Share of other comprehensive income of associates		1,673	(5,997)	(1,280)
Gain or loss on valuation of derivatives		(3,265)	4,562	(9,103)
Remeasurement of defined benefit obligations		(466)	4,447	6,276
Loss on disposal of treasury stock		(245)	—	(2,980)
Others		—	—	(1,268)

	￦	(3,584)	50,053	108,563

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,972	(2,323)	6,773	—	5	56,427
Accrued interest income		(1,782)	(756)	(293)	—	—	(2,831)
Available-for-sale financial assets		13,419	(45)	(12,682)	(1,281)	—	(589)
Investments in subsidiaries and associates		66,969	51	(113,541)	1,673	4	(44,844)
Property and equipment (depreciation)		(272,940)	4,940	(65,633)	—	—	(333,633)
Provisions		86,567	206	(72,470)	—	—	14,303
Retirement benefit obligation		16,849	151	(445)	(466)	—	16,089
Gain or loss on valuation of derivatives		15,894	—	150	(3,265)	—	12,779
Gain or loss on foreign currency translation		19,652	—	(80)	—	—	19,572
Tax free reserve for research and manpower development		(31,093)	—	(8,918)	—	—	(40,011)
Goodwill relevant to leased line		68,675	—	(37,650)	—	—	31,025
Unearned revenue (activation fees)		97,110	—	(43,698)	—	—	53,412
Others		(23,804)	(11,654)	80,350	(245)	91	44,738

		107,488	(9,430)	(268,137)	(3,584)	100	(173,563)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		16,609	18,350	(3,899)	—	—	31,060
Tax credit carryforwards		1	(1)	—	—	—	—

		16,610	18,349	(3,899)	—	—	31,060

	￦	124,098	8,919	(272,036)	(3,584)	100	(142,503)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(In millions of won)	2012
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	41,451	(126)	10,657	—	(10)	51,972
Accrued interest income		(1,400)	29	(411)	—	—	(1,782)
Available-for-sale financial assets		(79,778)	(154)	46,310	47,041	—	13,419
Investments in subsidiaries and associates		33,439	—	39,549	(5,997)	(22)	66,969
Property and equipment (depreciation)		(210,720)	—	(62,220)	—	—	(272,940)
Provisions		185,266	(31)	(98,667)	—	(1)	86,567
Retirement benefit obligation		19,245	(801)	(6,042)	4,447	—	16,849
Gain or loss on valuation of derivatives		11,216	—	116	4,562	—	15,894
Gain or loss on foreign currency translation		9,210	6	10,436	—	—	19,652
Tax free reserve for research and manpower development		(53,460)	220	22,147	—	—	(31,093)
Goodwill relevant to leased line		116,287	—	(47,612)	—	—	68,675
Unearned revenue (activation fees)		116,512	—	(19,402)	—	—	97,110
Others		35,117	(1,981)	(64,056)	—	7,116	(23,804)

		222,385	(2,838)	(169,195)	50,053	7,083	107,488

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		4,419	—	12,190	—	—	16,609
Tax credit carryforwards		774	(773)	—	—	—	1

		5,193	(773)	12,190	—	—	16,610

	￦	227,578	(3,611)	(157,005)	50,053	7,083	124,098

(5)	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as management does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Allowance for doubtful accounts	￦	152,341	145,053
Investments in subsidiaries and associates		719,974	869,486
Other temporary differences		221,264	157,664
Unused tax loss carryforwards		669,890	792,796
Unused tax credit carryforwards		—	141

	￦	1,763,469	1,965,140

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(6)	The expirations of the tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2013 are as follows:

(In millions of won)
	Tax loss carryforwards
Less than 1 year	￦	2,746
1 ~ 2 years		1,087
2 ~ 3 years		4,894
More than 3 years		661,163

	￦	669,890

31.	Earnings per Share

(1)     Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2013, 2012 and 2011 are calculated as follows:

(In millions of won, shares)
	2013		2012	2011
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,463,097	1,255,526	1,647,527
Interest on hybrid bonds		(8,420)	—	—

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,454,677	1,255,526	1,647,527
Weighted average number of common shares outstanding		70,247,592	69,694,999	70,591,937

Basic earnings per share from continuing operations (In won)	￦	20,708	18,015	23,339

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,638,964	1,151,705	1,612,889
Interest on hybrid bond		(8,420)	—	—

Profit attributable to owners of the Parent Company on common shares		1,630,544	1,151,705	1,612,889
Weighted average number of common shares outstanding		70,247,592	69,694,999	70,591,937

Basic earnings per share (In won)	￦	23,211	16,525	22,848

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2013, 2012 and 2011 are calculated as follows:

(In millions of won)
	2013		2012	2011
Profit attributable to owners of the Parent Company	￦	1,638,964	1,151,705	1,612,889
Results of discontinued operation attributable to owners of the Parent Company		(175,867)	103,821	34,638

Profit attributable to owners of the Parent Company from continuing operation	￦	1,463,097	1,255,526	1,647,527

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

3)	The weighted average number of common shares outstanding for the years ended December 31, 2013, 2012 and 2011 are calculated as follows:

(In shares)
	2013	2012	2011
Outstanding common shares	80,745,711	80,745,711	80,745,711
Weighted number of treasury stocks	(10,498,119)	(11,050,712)	(10,153,774)

Weighted average number of common shares outstanding	70,247,592	69,694,999	70,591,937

(2)     Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2013, 2012 and 2011 are calculated as follows:

(In millions of won, shares)
	2013		2012	2011
Diluted earnings per share from continuing operations:
Profit attributable to owners of the Parent Company from continuing operations on common shares	￦	1,454,677	1,255,526	1,647,527
Gain relating to exchangeable bonds(*)		—	10,799	4,620
Diluted profit attributable to owners of the Parent Company from continuing operations on common shares		1,454,677	1,266,325	1,652,147
Weighted average number of common shares outstanding		70,247,592	72,021,148	72,784,039

Diluted earnings per share from continuing operations (In won)	￦	20,708	17,583	22,699

Diluted earnings per share:
Diluted profit attributable to owners of the Parent Company	￦	1,630,544	1,151,705	1,612,889
Gain relating to exchangeable bonds(*)		—	10,799	4,620
Diluted profit attributable to owners of the Parent Company on common shares		1,630,544	1,162,504	1,617,509
Weighted average number of common shares outstanding		70,247,592	72,021,148	72,784,039

Diluted earnings per share (In won)	￦	23,211	16,141	22,223

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as the effect of exchangeable bond would have been anti-dilutive (the weighted average number of diluted shares of 688,744); thus, diluted earnings per share for the year ended December 31, 2013 is the same as basic earnings per share.

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2013, 2012 and 2011 are calculated as follows:

(In shares)
	2013	2012	2011
Weighted average number of common shares outstanding	70,247,592	69,694,999	70,591,937
Effect of exchangeable bonds(*)	—	2,326,149	2,192,102

Adjusted weighted average number of common shares outstanding	70,247,592	72,021,148	72,784,039

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(3)	Basic earnings (loss) per share from discontinued operation

(In millions of won, shares)
	2013		2012	2011
Results of discontinued operation attributable to owners of the Parent Company	￦	175,867	(103,821)	(34,638)
Weighted average number of common shares outstanding		70,247,592	69,694,999	70,591,937

Basic earnings (loss) per share (In won)	￦	2,503	(1,490)	(491)

Diluted earnings (loss) per share from discontinued operation is the same as basic loss per share from discontinued operation.

32.	Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

2012	Cash dividends (Interim)	69,694,999	500	200%	￦	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	655,133

2011	Cash dividends (Interim)	71,094,999	500	200%	￦	71,095
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	656,533

(2)    Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2013	￦	666,373	1,638,964	40.66%
2012	￦	655,133	1,151,705	56.88%
2011	￦	656,533	1,612,889	40.71%

(3)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2013	Cash dividend	9,400	230,000	4.09%
2012	Cash dividend	9,400	152,500	6.16%
2011	Cash dividend	9,400	141,500	6.64%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

33.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable — trade		—	—	2,270,471	—	2,270,471
Loans and other receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets(*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,255	41,712	6,149,572

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable — trade		—	—	1,968,297	—	1,968,297
Loans and other receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

(*2)	Details of loans and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term loans	￦	79,395	84,908
Accounts receivable – other		643,603	582,098
Accrued income		11,941	8,715
Other current assets		2,548	431
Long-term loans		57,442	69,299
Guarantee deposits		249,600	236,242

	￦	1,044,529	981,693

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable — trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*1)		96,147	5,830,920	—	5,927,067
Accounts payable — other and others (*2)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,622	124,339	10,602,108

(In millions of won)	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable — trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures(*1)		405,678	5,171,322	—	5,577,000
Accounts payable — other and others (*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,391	63,599	10,627,668

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.

(*2)	Details of accounts payable – other and other payables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Accounts payable — other	￦	1,864,024	1,811,038
Withholdings		1,549	1,840
Accrued expenses		988,193	890,863
Current portion of long-term payables — other		226,151	177,870
Long-term payables — other		838,585	715,508
Finance lease liabilities		3,867	22,036
Other non-current liabilities		27,425	27,331

	￦	3,949,794	3,646,486

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

34.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. Management implements a risk management system to monitor and manage these specific risks.

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

Monetary foreign currency assets and liabilities as of December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	127,972	￦	135,329	2,300,314	￦	2,424,243
EUR	44,623		64,981	223		323
JPY	97,776		982	9,605		99
AUD	18		15	64,811		53,971
CHF	—		—	298,039		280,145
SGD	—		—	298,542		354,868
Others	20,053		11,423	9,027		1,665

		￦	212,730		￦	3,115,314

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to note 22)

As of December 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(5,858)	5,858
EUR		6,466	(6,466)
JPY		88	(88)
SGD		2	(2)
Others		976	(976)

	￦	1,674	(1,674)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(ii)     Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2013, available-for-sale equity instruments measured at fair value amount to ￦839,647 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, management performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2013, floating-rate debentures amount to ￦634,544 million and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (refer to note 22). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Cash and cash equivalents	￦	1,398,548	920,054
Financial instruments		319,616	514,561
Available-for-sale financial assets		35,174	35,623
Accounts receivable—trade		2,270,471	1,968,297
Loans and receivables		1,044,529	981,693
Derivative financial assets		41,712	61,959
Financial assets at fair value through profit or loss		20,532	15,356

	￦	5,130,582	4,497,543

To manage credit risk, management evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2013, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets As of December 31, 2013.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in Note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 29.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	214,716	214,716	214,685	31	—
Borrowings(*1)		386,192	403,164	284,110	74,301	44,753
Debentures(*1)		5,927,067	7,131,432	1,230,996	3,775,142	2,125,294
Accounts payable — other and others(*2)		3,949,794	4,039,035	2,973,303	685,944	379,788

	￦	10,477,769	11,788,347	4,703,094	4,535,418	2,549,835

Management does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.

(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2013, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	41,712	43,833	1,778	35,322	6,733
Liabilities		(124,339)	(133,481)	(31,781)	(100,253)	(1,447)

	￦	(82,627)	(89,648)	(30,003)	(64,931)	5,286

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2012.

The Group monitors its debt-equity percentage as a capital management indicator. This percentage is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity percentage as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Liabilities	￦	12,409,958	12,740,777
Equity		14,166,557	12,854,782

Debt-equity percentage		87.60%	99.11%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(3)     Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,315,000	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,671	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,920	—	5,946,586	—	5,946,586
Accounts payable—other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,622	—	6,345,833	—	6,345,833

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39 as such equity instruments cannot be reliably measured using other methods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,045	—	15,356	689	16,045
Derivative financial assets		61,959	—	61,959	—	61,959
Available-for-sale financial assets		765,759	584,029	56,158	125,572	765,759

	￦	843,763	584,029	133,473	126,261	843,763

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	920,125	—	—	—	—
Available-for-sale financial assets(*1,2)		232,724	—	—	—	—
Accounts receivable – trade and others(*1)		2,949,990	—	—	—	—
Financial instruments(*1)		514,561	—	—	—	—

	￦	4,617,400	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	—	—	405,678
Derivative financial liabilities		63,599	—	63,599	—	63,599

	￦	469,277	405,678	63,599	—	469,277

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	253,884	—	—	—	—
Borrowings		1,086,699	—	1,100,464	—	1,100,464
Debentures		5,171,321	—	5,461,142	—	5,461,142
Accounts payable—other and others(*1)		3,646,486	—	—	—	—

	￦	10,158,390	—	6,561,606	—	6,561,606

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.

(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

Management uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and management performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Group for the fair value measurement as of December 31, 2013 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and debentures	3.12%

3)	There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the year ended December 31, 2013 are as follows:

	Balance at Jan. 1		Acquisition	Loss for the period	Other comprehensive income	Disposal	Others	Balance at Dec. 31
	(In millions of won)
Financial assets at fair value through profit or loss	￦	689	—	(276)	—	(404)	—	9
Available-for-sale financial assets		125,572	54,950	(16,548)	7,901	(43,540)	26,454	154,789

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,871	—	28,871	(28,871)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,842	—	—	11,842

		167,768	(127,055)	40,713	(28,871)	—	11,842

Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,871)	—	14,665
Accounts payable – trade and other		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,871)	—	14,665

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with ISDA. Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

35.	Transactions with Related Parties

(1) List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others (refer to note 1)
Joint ventures	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(2) Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
	(In millions of won)
Salaries	￦	2,263	8,893	9,643
Provision for retirement benefits		1,012	799	837

		3,275	9,692	10,480

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3)	Transactions with related parties for the years ended December 31, 2013, 2012 and 2011 are as follows:

		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
		(In millions of won)
Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—
Associates	HappyNarae Co., Ltd.		281	6,217	10,542	—
	F&U Credit information Co., Ltd.		1,753	43,931	—	—
	HanaSK Card Co., Ltd.		11,128	—	—	—
	Others		6,712	6,846	125	997

			19,874	56,994	10,667	997

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—
	SK Networks Co., Ltd.		51,996	1,463,340	6,241	—
	Others		66,112	209,692	249,100	—

			127,713	2,068,955	945,645	—

Total		￦	149,499	2,351,972	956,312	997

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Group.

		2012
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
		(In millions of won)
Controlling Entity	SK Holding Co., Ltd.(*1)	￦	1,339	224,667	—
Associates	F&U Credit information Co., Ltd.		1,516	49,518	—
	SK M&C		11,874	155,397	9,051
	HanaSK Card Co., Ltd.(*2)		672,202	201,533	66
	Others		743	96,971	11,374

			686,335	503,419	20,491

Other	SK C&C Co., Ltd.		4,441	324,171	304,102
	SK Engineering & Construction Co., Ltd.		5,384	55,007	687,059
	SK Networks Co., Ltd.		20,477	1,747,130	8,048
	Others		40,251	246,218	300,410

			70,553	2,372,526	1,299,619

Total		￦	758,227	3,100,612	1,320,110

(*1)	Operating expense and others include ￦171,053 million of dividends paid by the Group.

(*2)	Operating revenue include discounts on accounts receivable related to sales of handsets on installment payment plans of PS&Marketing Corporation.

		2011
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
		(In millions of won)
Controlling Entity	SK Holding Co., Ltd.(*1)	￦	1,068	207,264	—
Associates	F&U Credit information Co., Ltd.		1,609	45,433	—
	SK M&C		13,366	154,103	8,405
	HanaSK Card Co., Ltd.		168,234	284,111	33
	Others		1,627	57,484	15,126

			184,836	541,131	23,564

	SK C&C Co., Ltd.		15,607	321,437	299,170
	SK Engineering & Construction Co., Ltd.		6,213	55,109	386,144
	SK Telesys Co., Ltd.		61,561	44,639	265,851
	SK Networks Co., Ltd.		17,223	1,216,951	9,647
	Others		25,009	157,047	18,338

			125,613	1,795,183	979,150

Total		￦	311,517	2,543,578	1,002,714

(*1)	Operating expense and others include ￦176,235 million of dividends paid by the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(*2)	Operating revenue include discounts on accounts receivable related to sales of handsets on installment payment plans of PS&Marketing Corporation.

(4)	Account balances as of December 31, 2013 and 2012 are as follows:

		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable –trade, and others
		(In millions of won)
Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK hynix Inc.		—	392	—
	HanaSK Card Co., Ltd.		—	3,723	5,443
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	268	492

			24,727	42,822	22,252

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK Telesys Co., Ltd.		—	412	70,467
	SK C&C Co., Ltd.		—	182	—
	SK Networks. Co., Ltd.		—	5,930	118,759
	Others		—	11,633	20,197

			—	19,145	301,481

Total		￦	24,727	62,301	323,733

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

		2012
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable –trade, and others
		(In millions of won)
Controlling Entity	SK Holding Co., Ltd.	￦	—	310	—
Associates	SK Wyverns Baseball Club Co., Ltd.		1,628	—	4,000
	Wave City Development Co., Ltd.		—	38,412	—
	SK M&C		—	6,127	109,531
	SK China Company, Ltd.		—	—	39,694
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	498	11,558

			23,730	45,037	164,783

Other	SK Engineering & Construction Co., Ltd.		—	1,735	34,887
	SK Telesys Co., Ltd.		—	1,182	31,289
	SK C&C Co., Ltd.		—	369	144,308
	SK Networks. Co., Ltd.		—	34,055	285,325
	Others		—	18,416	24,678

			—	55,757	520,487

Total		￦	23,730	101,104	685,270

(5)	As of December 31, 2013, collateral and guarantee provided by the Group for the related parties’ financing purposes are as follows. There are no collateral or guarantee provided by related parties to the Group.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

36.	Commitments and Legal Claims and Litigations

(1) Collateral assets and commitments

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ￦14,900 million as of December 31, 2013.

(2) Legal claims and litigations

As of December 31, 2013, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

37.	Discontinued Operations

(1) Discontinued operations

(a) On September 10, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. and is now accounted for under the equity method. The results of operations of Loen Entertainment, Inc. prior to the date of disposal of the Group’s controlling interest is presented as a discontinued operation. The comparative information in the consolidated financial statements for the years ended December 31, 2012 and 2011 has been restated to present Loen Entertainment, Inc. as a discontinued operation.

(b) During the year ended December 31, 2012, SK Telink Co., Ltd., a subsidiary, ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, and other mobile devices.

(2) Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the years ended December 31, 2013, 2012 and 2011 are as follows. The consolidated statements of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operations.

	2013		2012	2011
	(In millions of won)
Results of discontinued operations:
Operating revenue and other income	￦	167,448	162,400	137,615
Operating expense		(140,203)	(291,809)	(170,433)

Operating income (loss) generated by discontinued operations		27,245	(129,409)	(32,818)
Finance income and costs		1,773	2,640	1,963
Gain (loss) related to investments in associates, net		1,000	281	(252)
Gain on disposal relating to discontinued operations		214,352	—	—
Income tax benefit (expense)		(61,125)	10,990	2,844

Profit (loss) generated by discontinued operations	￦	183,245	(115,498)	(28,263)

Attributable to :
Owners of the Parent Company		175,867	(103,821)	(34,638)
Non-controlling interests		7,378	(11,677)	6,375

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(3) Cash flows from (used in) discontinued operations

Cash flows from (used in) discontinued operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
	(In millions of won)
Cash flow from discontinued operations:
Net cash provided by (used in) operating activities	￦	40,884	22,937	(4,286)
Net cash provided by (used in) investing activities		179,490	(19,931)	(23,297)
Net cash provided by (used in) financing activities		(4,780)	(13,774)	10,258

	￦	215,594	(10,768)	(17,325)

(4)	Changes in financial condition relating to discontinued operations due to the disposal of ownership interests in Loen Entertainment, Inc. at the date of disposal is as follows:

	Date of disposal
	(In millions of won)
Cash and cash equivalents	￦	55,527
Long-term and short-term financial instruments		42,404
Accounts receivable – trade		49,700
Property and equipment, and intangible assets		26,334
Other assets		39,526
Accounts payable – trade		(33,154)
Defined benefit liabilities		(737)
Other liabilities		(87,022)

Decrease in net assets		92,578

Consideration received for disposal		264,245
Cash and cash equivalents disposed		(55,527)

Net cash inflow	￦	208,718

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
	(In millions of won)
Interest income	￦	(67,359)	(99,967)	(168,148)
Dividend		(10,197)	(27,732)	(26,433)
Gain on foreign currency translation		(4,401)	(4,065)	(1,985)
Gain on disposal of long-term investment securities		(9,300)	(282,605)	(164,454)
Gain on valuation of derivatives		—	—	(3,785)
Gain on settlement of derivatives		(7,716)	(26,103)	—
Loss (gain) related to investments in subsidiaries and associates, net		(921,861)	24,279	47,149
Gain on disposal of property, equipment and intangible assets		(7,991)	(162,590)	(6,275)
Reversal of allowance for doubtful accounts		(359)	(5,902)	(2,301)
Gain on valuation of financial assets at fair value through profit or loss		(5,177)	—	(2,617)
Gain on valuation of financial liabilities at fair value through profit or loss		—	—	(63,769)
Other income		(3,951)	(2,558)	(1,732)
Interest expenses		331,834	412,379	297,172
Loss on foreign currency translation		2,634	4,608	6,409
Loss on disposal of long-term investment securities		31,909	10,802	447
Other finance costs		52,058	190,621	12,846
Loss on valuation of derivatives		2,106	286	943
Loss on settlement of derivatives		—	1,232	15,577
Income tax expense		461,922	277,217	—
Gain related to defined benefit plan		92,840	80,865	599,093
Depreciation and amortization		2,829,784	2,613,018	68,814
Bad debt expenses		57,163	52,393	2,482,703
Loss on disposal of property and equipment and intangible assets		267,702	15,117	83,748
Impairment loss on property and equipment and intangible assets		14,399	160,210	21,136
Loss on valuation of financial assets at fair value through profit or loss		—	1,262	2,580
Loss relating to financial liabilities at fair value through profit or loss		134,232	7,793	—
Loss on redemption of debentures		—	2,099	—
Bad debt for accounts receivable—other		22,167	30,107	12,847
Impairment loss on other investment securities		6,136	1,307	434
Other expenses		6,802	15,788	15,283

	￦	3,275,376	3,289,861	3,225,682

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2013, 2012 and 2011

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2013, 2012 and 2011 are as follows:

(In millions of won)	2013		2012	2011
Accounts receivable—trade	￦	(267,754)	(183,238)	61,728
Accounts receivable—other		(41,243)	288,739	1,617,947
Accrued income		(502)	9,530	12,570
Advance payments		(26,064)	40,664	30,734
Prepaid expenses		(1,583)	18,525	64,165
Proxy paid V.A.T.		(5,442)	(963)	—
Inventories		(39,610)	(108,904)	(132,223)
Other current assets		—	—	(12,270)
Long-term accounts receivables—other		—	5,393	521,691
Guarantee deposits		59,431	19,460	—
Accounts payable—trade		(4,708)	74,923	4,528
Accounts payable—other		(131,142)	260,158	66,048
Advanced receipts		(2,916)	(7,977)	(4,721)
Withholdings		22,025	234,048	97,380
Deposits received		(1,745)	(6,089)	—
Accrued expenses		98,081	153,641	(24,961)
Advanced V.A.T.		(3,901)	(3,955)	—
Unearned revenue		(188,589)	(83,436)	(55,799)
Provisions		(226,644)	(373,213)	—
Long-term provisions		(72,398)	(33,254)	—
Plan assets		(61,856)	(51,422)	(6,618)
Retirement benefit payment		(42,948)	(46,066)	(77,754)
Other non-current liabilities		—	—	4,697
Others		(30,362)	(2,256)	13,081

	￦	(969,870)	204,308	2,180,223

(3)	Significant non-cash transactions for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
	(In millions of won)
Accounts payable—other related to acquisition of tangible assets and others	￦	350,735	8,010	876,796
Transfer from available-for-sale financial assets to investment in associates		—	8,130	—
Acquisition of new frequency use rights by returning the existing 1.8GHz frequency use rights		614,600	—	—

39.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012	2011
	(In millions of won)
Cash dividends received from consolidated subsidiaries	￦	13,657	5,739	6,537
Cash dividends received from associates		—	—	8,091

	￦	13,657	5,739	14,628

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK hynix, Inc.:

We have audited the accompanying consolidated statement of financial position of SK hynix, Inc. and subsidiaries as of December 31, 2013 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year then ended. SK hynix, Inc.’s management is responsible for the preparation and fair presentation of these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK hynix, Inc. and subsidiaries as of December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

April 21, 2014

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

	Note	2013		2012 (Unaudited)
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,7,8,10	￦	631,867	658,387
Short-term financial instruments	5,7,8,11		2,154,532	1,126,229
Trade receivables, net	5,7,8,12		1,941,675	1,719,521
Loans and other receivables, net	5,7,12		323,759	125,055
Other financial assets	5,7,11		245,808	—
Inventories, net	13		1,178,300	1,509,331
Current tax assets			9,242	12,719
Assets held for sale	20		26,557	26,958
Other current assets	14		141,384	135,373

			6,653,124	5,313,573

Non-current assets
Equity-accounted investees	16		107,097	104,100
Available-for-sale financial assets	5,7,15		158,770	44,297
Loans and other receivables, net	5,7,12		43,090	19,127
Other financial assets	5,7,11,41		2,017	525
Property, plant and equipment, net	17		12,129,797	11,586,192
Intangible assets, net	19		1,110,403	983,630
Investment property, net	18		28,609	29,888
Deferred tax assets	27		198,570	378,366
Other non-current assets	14		365,821	188,995

			14,144,174	13,335,120

Total assets		￦	20,797,298	18,648,693

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2013 and 2012

	Note	2013		2012 (Unaudited)
		(In millions of won)
Liabilities
Current liabilities
Borrowings	4,5,7,22	￦	870,320	2,719,197
Trade payables	4,5,7		648,793	592,738
Other non-trade payables	4,5,7,21		677,120	361,076
Other payables	4,5,7		788,304	381,260
Other financial liabilities	4,5,7,24,41		2,194	17,020
Provisions	23		52,584	330,615
Current tax liabilities			12,084	13,368
Other current liabilities	25		26,840	25,906

			3,078,239	4,441,180

Non-current liabilities
Borrowings	4,5,7,22		3,679,895	3,752,779
Other non-trade payables	4,5,7,21		177,101	97,533
Other financial liabilities	4,5,7,24,41		107,094	1,615
Defined benefit liabilities, net	26		635,740	575,096
Other non-current liabilities	25		52,370	41,048

			4,652,200	4,468,071

Total liabilities			7,730,439	8,909,251

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,28		3,568,645	3,488,419
Capital surplus	28		3,406,083	3,053,874
Accumulated other comprehensive loss	30		(108,807)	(115,402)
Retained earnings	29		6,201,322	3,313,265

			13,067,243	9,740,156
Non-controlling interests			(384)	(714)

Total equity			13,066,859	9,739,442

Total liabilities and equity		￦	20,797,298	18,648,693

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013 and 2012

	Note	2013		2012 (Unaudited)
		(In millions of won, except per share information)
Revenue	6	￦	14,165,102	10,162,210
Cost of sales	33		(8,864,587)	(8,550,989)

Gross profit			5,300,515	1,611,221
Selling and administrative expense	33,34		(1,920,730)	(1,838,570)
Financial income	36		560,570	689,709
Financial costs	36		(747,329)	(682,594)
Share of profit of equity-accounted investees	16		19,256	16,713
Other income	35		368,513	67,130
Other expense	35		(505,870)	(62,910)

Profit (loss) before income tax (benefit)			3,074,925	(199,301)
Income tax expense (benefit)	37		202,068	(40,506)

Profit (loss) for the year			2,872,857	(158,795)

Other comprehensive income (loss)
Line item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	26		15,587	(82,872)
Line items that are or may be reclassified to profit or loss:
Available-for-sale financial assets — net change in unrealized fair value, net of tax	15		(655)	(1,896)
Foreign operations — foreign currency translation differences, net of tax			8,419	(216,490)
Equity-accounted investees — share of other comprehensive loss, net of tax	16		(1,226)	(4,343)

Other comprehensive income (loss), net of tax			22,125	(305,601)

Total comprehensive income (loss) for the year		￦	2,894,982	(464,396)

Profit (loss) for the year attributable to:
Owners of the Parent Company		￦	2,872,470	(158,886)
Non-controlling interests			387	91
Total comprehensive income (loss) for the year attributable to:
Owners of the Parent Company			2,894,652	(464,267)
Non-controlling interests			330	(129)
Earnings (loss) per share
Basic and diluted earnings (loss) per share (won)	38		4,045	(233)

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Unaudited Consolidated Statements of Changes in Equity

For the year ended December 31, 2012

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Accumulated other comprehensive income (loss)	Other components of equity	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2012	￦	2,978,498	1,229,052	107,107	5,762	3,555,323	7,875,742	(471)	7,875,271
Total comprehensive loss
Loss for the year		—	—	—	—	(158,886)	(158,886)	91	(158,795)
Other comprehensive loss		—	—	(222,509)	—	(82,872)	(305,381)	(220)	(305,601)

Total comprehensive loss		—	—	(222,509)	—	(241,758)	(464,267)	(129)	(464,396)

Transactions with owners of the Parent Company
Issuance of common stock		509,250	1,816,726	—	—	—	2,325,976	—	2,325,976
Exercise of conversion rights		52	210	—	—	—	262	—	262
Exercise of stock options		619	4,400	—	(2,200)	—	2,819	—	2,819
Expiration of stock options		—	3,562	—	(3,562)	—	—	—	—
Changes in the Parent Company’s ownership interest in subsidiaries		—	(76)	—	—	—	(76)	(105)	(181)
Others		—	—	—	—	(300)	(300)	(9)	(309)

Total transactions with owners of the Parent Company		509,921	1,824,822	—	(5,762)	(300)	2,328,681	(114)	2,328,567

Balance at December 31, 2012	￦	3,488,419	3,053,874	(115,402)	—	3,313,265	9,740,156	(714)	9,739,442

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the year ended December 31, 2013

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Accumulated other comprehensive income (loss)	Other components of equity	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2013	￦	3,488,419	3,053,874	(115,402)	—	3,313,265	9,740,156	(714)	9,739,442
Total comprehensive income
Profit for the year		—	—	—	—	2,872,470	2,872,470	387	2,872,857
Other comprehensive income (loss)		—	—	6,595	—	15,587	22,182	(57)	22,125

Total comprehensive income		—	—	6,595	—	2,888,057	2,894,652	330	2,894,982

Transactions with owners of the Parent Company
Exercise of conversion rights		80,226	352,209	—	—	—	432,435	—	432,435

Total transactions with owners of the Parent Company		80,226	352,209	—	—	—	432,435	—	432,435

Balance at December 31, 2013	￦	3,568,645	3,406,083	(108,807)	—	6,201,322	13,067,243	(384)	13,066,859

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

	Note	2013		2012 (Unaudited)
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	42	￦	6,521,553	2,420,894
Interest received			58,888	81,931
Interest paid			(199,553)	(275,169)
Dividends received			17,414	12,098
Income tax paid			(26,246)	(28,103)

Net cash provided by operating activities			6,372,056	2,211,651

Cash flows from investing activities
Decrease in short-term financial instruments			3,927,831	2,754,789
Increase in short-term financial instruments			(4,956,446)	(3,252,006)
Decrease in long-term financial instruments			11	—
Increase in long-term financial instruments			(1,112)	—
Proceeds from sale of held-to-maturity financial assets			29,670	—
Acquisition of held-to-maturity financial assets			(275,479)	—
Collection of loans and other receivables			2,728	11,640
Increase in loans and other receivables			(5,969)	(8,661)
Cash inflows from transaction of derivatives			3,656	2,419
Cash outflows from transactions of derivatives			(6,550)	(44,507)
Proceeds from disposal of assets classified as held for sale			—	23
Proceeds from disposal of available-for-sale financial assets			331	11,190
Acquisition of available-for-sale financial assets			(115,564)	(3,618)
Proceeds from disposal of property, plant and equipment			15,509	35,809
Acquisition of property, plant and equipment			(3,205,797)	(3,772,879)
Proceeds from disposal of intangible assets			200	1,226
Acquisition of intangible assets			(301,496)	(159,072)
Acquisition of investments in subsidiaries	44		(3,648)	(274,732)

Net cash used in investing activities		￦	(4,892,125)	(4,698,379)

Cash flows from financing activities
Proceeds from borrowings		￦	3,528,687	6,966,003
Repayments of borrowings			(5,028,676)	(7,377,491)
Proceeds from issuance of common stock			—	2,328,791
Acquisition of investments in subsidiaries			—	(181)

Net cash provided by (used in) financing activities			(1,499,989)	1,917,122

Effect of movements in exchange rates on cash and cash equivalents			(6,462)	(15,795)

Net decrease in cash and cash equivalents			(26,520)	(585,401)
Cash and cash equivalents at the beginning of year			658,387	1,243,788

Cash and cash equivalents at the end of year		￦	631,867	658,387

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.    Reporting Entity

General information about SK hynix, Inc. (the “Parent Company” or the “Company”) and its subsidiaries (collectively “the Group”) is as follows:

The Parent Company is engaged in the manufacture, distribution and sales of semiconductor products and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarters are located in Icheon, South Korea, and the Group has manufacturing facilities in Icheon and Cheongju, South Korea, and Wuxi, China.

As of December 31, 2013, the shareholders of the Parent Company and their shareholders are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.57
National Pension Service	66,460,851	9.36
Share Management Council(*)	12,961,976	1.82
Individual investors	484,678,064	68.25

	710,200,891	100.00

(*)	As of December 31, 2013, the number of shares held by each member of Share Management Council is as follows:

Shareholder	Number of shares	Percentage of ownership (%)
Korea Exchange Bank	10,092,500	1.42
Korea Finance Corporation	1,214,309	0.17
Shinhan Bank	850,000	0.12
Other financial institutions	805,167	0.11

	12,961,976	1.82

According to the share purchase agreement dated November 14, 2011, between SK Telecom Co., Ltd. and the Share Management Council, the Share Management Council should exercise its voting right on the shares following SK Telecom Co., Ltd.’s decision in designating officers of the Parent Company or other matters unless this conflicts with the Share Management Council’s interest.

Accordingly, in substance, SK Telecom Co., Ltd. has the voting rights over the Share Management Council’s shares as of December 31, 2013.

In addition, according to the share purchase agreement, SK Telecom Co., Ltd. or a third party designated by SK Telecom Co., Ltd. has share purchase option when the Share Management Council sells all or a part of its shares. The exercise period of the share purchase option would be automatically renewed until the shareholding of the Share Management Council drops below 10 million shares.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.    Reporting Entity,  continued

As of December 31, 2013, the Group’s consolidated subsidiaries is as follows:

Names of subsidiaries	Number of Shares	Ownership (%)	Locations	Remarks
SK hyeng Inc.	674,327	100	Korea	Domestic subsidiary
SK hystec Inc.	277,203	100	Korea	Domestic subsidiary
SK hynix America Inc. (SKHYA)	6,285,587	97.7	U.S.A.	Overseas sales subsidiary
Hynix Semiconductor Manufacturing America Inc. (HSMA)	200,000,100	100	U.S.A.	Discontinued subsidiary
SK hynix Deutschland GmbH (SKHYD)	Certificate	100	Germany	Overseas sales subsidiary
SK hynix Europe Holding Ltd. (SKHYE)	-	100	U.K.	Under liquidation
SK hynix U.K. Ltd. (SKHYU)	186,240,200	100	U.K.	Overseas sales subsidiary
SK hynix Asia Pte. Ltd. (SKHYS)	196,303,500	100	Singapore	Overseas sales subsidiary
SK hynix Semiconductor India Pvt. Ltd. (SKHYIS)	27,000	100	India	Overseas sales subsidiary
SK hynix Semiconductor HongKong Ltd. (SKHYH)	170,693,661	100	Hong Kong	Overseas sales subsidiary
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)	Certificate	100	China	Overseas sales subsidiary
SK hynix Japan Inc. (SKHYJ)	20,000	100	Japan	Overseas sales subsidiary
SK hynix Semiconductor Taiwan Inc. (SKHYT)	35,725,000	100	Taiwan	Overseas sales subsidiary
SK hynix Semiconductor (China) Ltd. (SKHYCL)	Certificate	100	China	Manufacturing subsidiary
SK hynix Semiconductor (Wuxi) Ltd. (SKHYMC)	Certificate	100	China	Manufacturing subsidiary
SK hynix (Wuxi) Semiconductor Sales Ltd. (SKHYCW)	Certificate	100	China	Overseas sales subsidiary
SK hynix Italy S.r.l (SKHYIT)	Certificate	100	Italy	Overseas R&D center
SK hynix memory solutions Inc. (SKHMS)	105	100	U.S.A.	Overseas R&D center
SK hynix Flash Solution Taiwan (SKHYFST)	Certificate	100	Taiwan	Overseas R&D center
SK APTECH Ltd. (SKAPTECH)	50,000,000	100	Hong Kong	Holding company
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)	Certificate	100	China	Manufacturing subsidiary

Subsidiaries newly included or excluded from the consolidation during the year ended December 31, 2013 is as follows:

	Company	Reason
Newly included	SK hynix Flash Solution Taiwan (SKHYFST)	Included in consolidation as subsidiaries due to acquisition of interests
SK APTECH Ltd. (SKAPTECH)
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)
Excluded	Ami Power Co., Ltd.	Excluded from consolidation due to liquidation

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.    Reporting Entity,  continued

Major subsidiaries’ summarized statements of financial position as of December 31, 2013 and 2012 are as follows:

	2013				2012 (Unaudited)
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	964,682	911,513	53,169	867,351	836,418	30,933
SK hynix Asia Pte.Ltd. (SKHYS)		231,649	164,390	67,259	146,471	80,538	65,933
SK hynix Semiconductor HongKong Ltd. (SKHYH)		353,248	284,438	68,810	326,673	275,851	50,822
SK hynix Japan Inc. (SKHYJ)		302,971	250,962	52,009	194,730	141,766	52,964
SK hynix Semiconductor Taiwan Inc. (SKHYT)		240,489	197,975	42,514	276,666	238,930	37,736
SK hynix Semiconductor (China) Ltd. (SKHYCL)		3,652,044	1,212,007	2,440,037	3,234,346	848,071	2,386,275
SK hynix Deutschland GmbH (SKHYD)		98,150	63,706	34,444	82,039	50,918	31,121
SK hynix U.K. Ltd. (SKHYU)		78,020	66,080	11,940	81,677	71,264	10,413

Major subsidiaries’ summarized statements of comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Sales		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	5,187,848	23,547	23,547
SK hynix Asia Pte.Ltd. (SKHYS)		1,203,290	2,385	2,385
SK hynix Semiconductor HongKong Ltd. (SKHYH)		3,022,397	19,471	19,471
SK hynix Japan Inc. (SKHYJ)		790,736	10,335	10,447
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,769,055	6,680	6,680
SK hynix Semiconductor (China) Ltd. (SKHYCL)		1,718,074	23,611	23,611
SK hynix Deutschland GmbH (SKHYD)		594,166	2,440	2,440
SK hynix U.K. Ltd. (SKHYU)		494,305	1,743	1,743

	2012 (Unaudited)
	Sales		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	3,848,368	10,498	10,498
SK hynix Asia Pte.Ltd. (SKHYS)		693,598	4,619	4,619
SK hynix Semiconductor HongKong Ltd. (SKHYH)		1,889,126	3,548	3,548
SK hynix Japan Inc. (SKHYJ)		736,702	13,410	13,416
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,428,484	3,815	3,815
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,400,043	244,995	244,995
SK hynix Deutschland GmbH (SKHYD)		415,572	2,534	2,534
SK hynix U.K. Ltd. (SKHYU)		399,810	3,260	3,260

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1    Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). They were authorized for issue by the Parent Company’s board of directors on January 27, 2014.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

2.2    Changes in Accounting Policy and Disclosures

New standards, amendments and interpretations issued and effective for the financial year beginning January 1, 2013, and adopted by the Group are as follows:

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

•	IAS 19, Employee Benefits

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosures of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

The nature and effects of the changes are explained below.

(a)    Presentation of Items of Other Comprehensive Income

The amendment requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. The Group applies the amendment retroactively and there is no impact of the application of this amendment on its total comprehensive income or loss.

(b)    Employee Benefits

The amendment requires entities to immediately recognize all actuarial gains and losses incurred in other comprehensive income or loss. All past service costs incurred are immediately recognized in accordance with the change of the plan, and the previous separate calculation of the interest cost and the expected returns on plan assets has been revised to calculate net interest expense (income) by applying the discount rate used in the defined benefit obligation measurement in the net defined benefit liabilities (assets). There is no material impact of the application of this amendment on the consolidated financial statements.

(c)    Consolidated Financial Statements

As a result of IFRS 10, the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

investee and ability to use its power to affect those returns. The adoption of this standard does not have any impact on the consolidation scope in the consolidated financial statements.

(d)    Joint Arrangements

As a result of IFRS 11, the Group has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Group has classified its interests in joint arrangements as either joint operations (if the Group has rights to the assets, and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Group has rights only to the net assets of an arrangement). When making this assessment, the Group considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification. The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from a jointly controlled entity to a joint venture. Notwithstanding the reclassification, the investment continues to be accounted for using equity method and there has been no impact on the consolidated financial statements.

(e)    Disclosures of Interests in Other Entities

As a result of IFRS 12, the Group has expanded its disclosures about its interests in subsidiaries (see Note 1) and equity-accounted investees (see Note 16).

(f)    Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, the Group has included additional disclosures in this regard (see Note 5).

In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Group’s assets and liabilities.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013, and not early adopted by the Group are as follows:

•	IAS 32, Financial Instruments: Presentation

The nature and effects of the changes are explained below.

(a)    Financial Instruments: Presentation

Amendment to IAS 32, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

2.3    Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS10, Consolidated Financial Statements.

(a)    Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has control. The Parent Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Group obtains control of a subsidiary and ceases when the Group loses control of the subsidiary.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Group subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In transactions with non-controlling interests, which do not result in loss of control, the Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

If the Group loses control of a subsidiary, any investment continuously retained in the subsidiary is remeasured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(b)    Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(c)    Joint Arrangements

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

2.4    Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. The Group’s CODM is the Board of Directors, who do not receive and therefore do not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic, product and customer information are provided in note 6 to these consolidated financial statements.

2.5    Foreign Currency Translation

(a)    Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

(c)    Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Korean won at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Korean won at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income (OCI) and accumulated in the translation reserve, except to the extent that the translation difference is allocated to non-controlling interest (NCI).

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency differences arising from such item form part of the net investment in the foreign operation. Accordingly, such differences are recognized in OCI and accumulated in the translation reserve.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

2.6    Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

2.7    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

2.8    Financial Assets

(a)    Classification and Measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on the trade date.

At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(b)    Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data suggesting that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, even though the decrease cannot be identified with respect to the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

(c)    Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position (Note 22).

2.9    Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘financial income and expenses’ according to the nature of transactions.

2.10    Property, Plant and Equipment

Property, plant and equipment is stated at its historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Buildings	10 – 50 years
Structures	10 – 30 years
Machinery	4 – 15 years
Vehicles	4 – 10 years
Other	3 – 15 years

The depreciation method, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11    Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

2.12    Government Grants

Government grants are recognized at their fair values when there is reasonable assurance that the grant will be received and the Group will comply with the conditions attaching to it. Government grants related to assets are presented by deducting the grants in arriving at the carrying amount of the assets, and grants related to income are deferred and presented by deducting the related expenses for the purpose of the government grants.

2.13    Intangible Assets

(a)    Goodwill

Goodwill is measured as explained in ‘Note 2.3 Consolidation’, and goodwill arises on the acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)    Industrial rights

Industrial rights are shown at historical cost. Industrial rights in a business combination are recognized as fair value at acquisition. Industrial rights have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of industrial rights over their estimated useful lives of five to ten years.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using straight-line method over their estimated useful lives of ten years.

(c)    Development Costs

Costs associated with research activities are recognized as an expense as incurred. Costs that are individually identifiable, controllable and directly attributable to development projects are recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the development project so that it will be available for use;

•	Management intends to complete the development project;

•	There is an ability to use or sell the development project;

•	It can be demonstrated how the development project will generate probable future economic benefits;

•	Ability to obtain adequate technical, financial and other resources to complete or use or sell the development project;

•	The expenditure attributable to the individual project during its development can be reliably measured.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Amortization of development costs based on the straight-line method over their useful lives (1 to 2 years) begins at the commencement of the commercial production of related development products. The Group tests annually for impairment of development cost.

(d)    Membership rights

Membership rights are regarded as intangible assets with indefinite useful life and not amortized because there is no foreseeable limit to the period over which the asset is expected to be utilized.

2.14    Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using straight-line method over their estimated useful lives.

2.15    Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16    Non-current Assets Held for Sale

Non-current assets are classified as assets held for sale (or disposal group) when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.17    Financial Liabilities

(a)    Classification and Measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

(b)    Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18    Financial Guarantee Contract

Financial guarantees are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’.

•	The amount calculated in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with IAS 18, Revenue.

2.19    Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20    Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.21    Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

2.22    Employee Benefits

(a)    Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(b)    Defined benefit plans

The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(c)    Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is re-measured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

When the options are exercised, the Group issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

(d)    Long-term employee benefits

The Group provides long-term employee benefits, which are entitled to employees with service period for five years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on long-term employee benefits and re-measurements as profit or loss for the year. These liabilities are valued annually by independent qualified actuaries.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

(e)    Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.23    Equity Capital

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

2.24    Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a)    Sales of goods

Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(b)    Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(c)    Dividend income

Dividend income is recognized when the right to receive payment is established.

(d)    Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

2.25    Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.     Significant Accounting Policies,  continued

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

A sale and leaseback transaction involves the sale of an asset and the leasing back of the same asset. If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is not be immediately recognized as income by a seller-lessee (the Group). Instead, it is deferred and amortized over the lease term. If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. Also, if the sale price is below fair value, any profit or loss is recognized immediately, unless the loss is compensated for by future lease payments at below market price, and it then is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period for which the asset is expected to be used.

2.26    Finance income and finance costs

Financial income comprises interest income, dividend income, foreign exchange differences and gain from derivative instruments. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance expense comprise interest expenses, foreign exchange differences, loss from derivative instruments and loss on redemption of debentures. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

2.27    Earnings per share

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

3.    Use of Judgments and Estimates

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.    Use of Judgments and Estimates,  continued

(a)    Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 7 — classification of financial instruments

•	Note 17 — estimated useful lives of property, plant and equipment

(b)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ending December 31, 2014 is included in the following notes:

•	Note 23 — recognition and measurement of provisions

•	Note 13 — net realizable value of inventories

•	Note 19 — impairment of goodwill

•	Note 26 — measurement of defined benefit obligations

•	Note 27 — deferred tax assets and liabilities

4.    Financial Risk Management

4.1    Financial Risk Factors

The Group’s activities are exposed to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department under policies approved by the board of directors. The Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

(a)    Market risk

i)    Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro and Japanese Yen. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies and net investments in foreign operations.

At December 31, 2013, if the currency had weakened/strengthened by 10% against the US dollar with all other variables held constant, profit before income tax for the year would have been ￦59,654 million (2012: ￦218,037 million unaudited) lower/higher, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated trade receivables and foreign exchange losses/gains on translation of US dollar-denominated borrowings and payables.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.    Financial Risk Management,  continued

At December 31, 2013, if the currency had weakened/strengthened by 10% against the Japanese Yen with all other variables held constant, profit before income tax for the year would have been ￦36,083 million (2012: ￦23,887 million unaudited) lower/higher, mainly as a result of foreign exchange gains/losses on translation of Japanese Yen-denominated trade receivables and foreign exchange losses/gains on translation of Japanese Yen-denominated trade payables.

At December 31, 2013, if the currency had weakened/strengthened by 10% against the Euro with all other variables held constant, profit before income tax for the year would have been ￦763 million (2012: ￦8,006 million unaudited) lower/higher, mainly as a result of foreign exchange gains/losses on translation of Euro-denominated trade receivables and foreign exchange losses/gains on translation of Euro-denominated trade payables.

ii)    Price risk

The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated statement of financial position as available-for-sale financial assets. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio.

The listed securities held by the Group are traded in active markets such as Korea Securities Dealers Automated Quotation (KOSDAQ) and Taiwan Stock Exchange (TWSE).

As of December 31, 2013 and 2012, the impacts of increases/decreases of the stock price by 20% with all other variables held constant on the Group’s equity are as follows:

	2013			2012 (Unaudited)
	20% increase		20% decrease	20% increase	20% decrease
	(In millions of won)
KOSDAQ	￦	1,705	(1,705)	1,822	(1,822)
TWSE		3,343	(3,343)	3,529	(3,529)

iii)    interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings, and is partially offset by cash held at floating rates.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term borrowings at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed at fixed rates directly. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

As of December 31, 2013, the Group is in a net borrowing position and is partially exposed to a risk of increase in interest rates. However, the Group adequately minimizes risks from changes in interest rate fluctuations by matching variable interest bearing borrowings with variable interest-bearing financial deposits.

At December 31, 2013, if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, profit before income tax for the year would have been ￦15,272 million (2012: ￦16,220 million unaudited) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.    Financial Risk Management,  continued

(b)    Credit risk

The Group is exposed to credit risk which arises from counterparty’s non-performance of obligation. The credit risk mainly arises from operating activities and financial activities.

i)    Trade and other receivables

Credit risk is managed on group basis, and the Group is managing and analyzing the credit risk for each of its new clients before standard payment and delivery terms and conditions are offered. The Group operates a consistent trade receivables policy (TR Policy) to manage credit risk exposure. The purpose of the TR policy is to support timely decision-making and minimize loss by securing payment of TR. Assumed TR risk is especially mitigated with credit insurance, guarantees/collateral and internal credit limits. In order to manage the risk, a Global Credit Insurance Program is maintained with a reputable credit insurance company.

ii)    Other assets

Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and financial institutions, as well as credit exposures from short-term and long-term loans. The maximum exposure to credit risk as of each reporting date is the book value of assets. For banks and financial institutions, only independently rated parties with a high credit rating are accepted, and accordingly management does not expect any losses from non-performance by these counterparties.

(c)    Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular base to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, demand deposits, marketable available-for-sale securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As of December 31, 2013, the Group held cash equivalents and short-term financial instruments of approximately ￦631,801 million (2012: ￦658,338 million unaudited) and ￦2,091,188 million (2012: ￦1,050,006 million unaudited), respectively, that are expected to readily generate cash inflows for managing liquidity risk.

The analyses of the Group’s liquidity risk as of December 31, 2013 and 2012, are as follows:

	2013
	Less than 1 year		Between 1 year and 2 years	Between 2 years and 5 years	Over 5 years	Total
	(In millions of won)
Borrowings (other than finance lease)	￦	940,422	1,721,781	844,633	1,228,487	4,735,323
Finance lease liabilities		103,077	105,245	111,146	—	319,468
Trade payables		648,793	—	—	—	648,793
Other payables		801,425	—	—	—	801,425
Other non-trade payables		658,733	66,180	131,565	—	856,478
Derivatives		2,439	—	—	—	2,439
Financial guarantee contract		28	—	—	—	28

	￦	3,154,917	1,893,206	1,087,344	1,228,487	7,363,954

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.    Financial Risk Management,  continued

	2012 (Unaudited)
	Less than 1 year		Between 1 year and 2 years	Between 2 years and 5 years	Over 5 years	Total
	(In millions of won)
Borrowings (other than finance lease)	￦	2,883,583	786,358	2,507,033	594,138	6,771,112
Finance lease liabilities		112,585	103,512	217,282	—	433,379
Trade payables		592,738	—	—	—	592,738
Other payables		390,463	—	—	—	390,463
Other non-trade payables		361,076	44,992	66,243	5,520	477,831
Derivatives		4,871	—	—	—	4,871
Financial guarantee contract		31	—	—	—	31

	￦	4,345,347	934,862	2,790,558	599,658	8,670,425

The table above analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and includes estimated interest payments. The Group’s trading portfolio derivative instruments have been included at their fair value of ￦2,439 million (2012: ￦4,871 million unaudited) within the less than one-year time bucket as of December 31, 2013. These contracts are managed on a net-fair value basis rather than by maturity date. Net settled derivatives comprise interest rate swaps used by the Group to manage the Group’s interest rate profile.

4.2    Capital Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The debt-to-equity percentages and net borrowing percentages as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Total liabilities(A)	￦	7,730,439	8,909,251
Total equity(B)		13,066,859	9,739,442
Cash and cash equivalents and short-term financial instruments(C)		2,786,399	1,784,616
Total borrowings(D)		4,550,215	6,471,976
Debt-to-equity(A/B)		59%	91%
Net borrowing(D-C)/B		13%	48%

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.    Fair Value

5.1    Fair Value of Financial Instruments

The following table presents the Group’s book and fair values of financial instruments by categories as of December 31, 2013 and 2012:

			2013
	Book value		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets that can be measured at fair value
Short-term financial instruments	￦	1,045,974	—	1,045,974	—	1,045,974
Other financial assets		272	—	272	—	272
Available-for-sale financial assets		31,966	31,966	—	—	31,966

		1,078,212	31,966	1,046,246	—	1,078,212

Financial assets that cannot be measured at fair value
Cash and cash equivalents(1)		631,867	—	—	—	—
Available-for-sale financial assets(1),(2)		126,804	—	—	—	—
Trade and other receivable(1)		2,308,524	—	—	—	—
Short-term financial instruments(1)		1,108,558	—	—	—	—
Other financial assets(1)		247,553	—	—	—	—

		4,423,306	—	—	—	—

Financial liabilities that can be measured at fair value
Other financial liabilities		109,288	—	109,288	—	109,288

		109,288	—	109,288	—	109,288

Financial liabilities that cannot be measured at fair value
Trade and other payables(1)		1,437,097	—	—	—	—
Other non-trade payables(1)		854,221	—	—	—	—
Borrowings		4,550,215	—	4,785,180	—	4,785,180

	￦	6,841,533	—	4,785,180	—	4,785,180

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.    Fair Value,  continued

			2012 (Unaudited)
	Book value		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets that can be measured at fair value
Other financial assets	￦	198	—	198	—	198
Available-for-sale financial assets		32,932	32,932	—	—	32,932

		33,130	32,932	198	—	33,130

Financial assets that cannot be measured at fair value
Cash and cash equivalents(1)		658,387	—	—	—	—
Available-for-sale financial assets(1),(2)		11,365	—	—	—	—
Trade and other receivable(1)		1,863,703	—	—	—	—
Short-term financial instruments(1)		1,126,229	—	—	—	—
Other financial assets(1)		327	—	—	—	—

		3,660,011	—	—	—	—

Financial liabilities that can be measured at fair value
Other financial liabilities		18,635	—	18,635	—	18,635

		18,635	—	18,635	—	18,635

Financial liabilities that cannot be measured at fair value
Trade and other payables(1)		973,998	—	—	—	—
Other non-trade payables(1)		458,609	—	—	—	—
Borrowings		6,471,976	—	6,563,692	—	6,563,692

	￦	7,904,583	—	6,563,692	—	6,563,692

(1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are close to the reasonable approximate fair values.

(2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39 as fair values of such equity instruments cannot be reliably measured using other methods.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.    Fair Value,  continued

5.2    Financial Instruments Measured at Cost

The following table presents available-for-sale financial assets measured at cost as of December 31, 2013 and 2012:

	2013		2012 (Unaudited)
	(In millions of won)
JNT Frontier Private Equity Unit	￦	1,307	1,400
SV M&A No.1 Equity Unit		1,196	1,196
Seoul Investment Initial & Green		1,868	1,900
TS 2011-4 Technology Transfer & Business Buildup Fund		1,600	800
IMM investment		786	499
L&S Investment		1,124	565
Daishin Aju IB Investment Co., Ltd.		1,518	500
KTC-NP-Growth		540	—
Intellectual Discovery, Ltd.		4,000	4,000
SKY Property Mgmt. Ltd.		112,360	—
Equity investment in a construction guarantee association		396	396
Others		109	109

	￦	126,804	11,365

The equity instruments above are measured at cost as the variability of estimated cash flows is significant, and the probabilities of the various estimates cannot be reasonably assessed.

5.3    Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs).

There was no transfer between fair value hierarchy levels for the year ended December 31, 2013.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.    Fair Value,  continued

5.4    Valuation Techniques

The following table presents the valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2.

	Fair value		Level	Valuation technique
	(In millions of won)
Short-term financial instruments:
Financial assets at fair value through profit or loss	￦	1,045,974	2	Present value technique
Derivative assets:
Interest rates swap		272	2	Present value technique
Derivative liabilities:
Interest rates swap		2,439	2	Present value technique
Conversion option		106,849	2	Option pricing model

6.    Geographic, Product and Customer Information

The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Domestic	￦	1,105,083	771,396
China		3,038,355	1,901,742
Asia—other		3,751,737	2,852,579
United States		5,191,619	3,827,725
Europe		1,078,308	808,768

	￦	14,165,102	10,162,210

The Group’s non-current assets (excluding financial assets, investments in joint venture and associates and deferred income tax assets) information by region based on the location of subsidiaries as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Domestic	￦	10,424,568	9,853,629
China		2,912,948	2,638,507
Asia—other		5,834	1,614
United States		289,682	293,181
Europe		1,598	1,775

	￦	13,634,630	12,788,706

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

6.    Geographic, Product and Customer Information,  continued

Details of the Groups’ revenue by product and service types for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Sale of goods:
DRAM	￦	10,157,752	7,303,532
NAND Flash		3,930,669	2,826,193
Sale of services		76,681	30,908
Royalty income		—	1,577

	￦	14,165,102	10,162,210

Revenue from a customer that constitutes more than 10% of the Group’s sales revenue for the year ended December 31, 2013 amounts to ￦ 2,457,867 million (2012: ￦ 2,154,986 million unaudited).

7.    Financial Instruments by Categories

Details of financial assets by category as of December 31, 2013 and 2012, are as follows:

	2013
	Assets at fair value through the profit and loss		Available for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	—	631,867	631,867
Short-term financial instruments		1,045,974	—	—	1,108,558	2,154,532
Trade receivables		—	—	—	1,941,675	1,941,675
Other receivables		—	—	—	366,849	366,849
Other financial assets		272	—	245,808	1,745	247,825
Available-for-sale financial assets		—	158,770	—	—	158,770

	￦	1,046,246	158,770	245,808	4,050,694	5,501,518

	2012 (Unaudited)
	Assets at fair value through the profit and loss		Available for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	—	658,387	658,387
Short-term financial instruments		—	—	—	1,126,229	1,126,229
Trade receivables		—	—	—	1,719,521	1,719,521
Other receivables		—	—	—	144,182	144,182
Other financial assets		198	—	—	327	525
Available-for-sale financial assets		—	44,297	—	—	44,297

	￦	198	44,297	—	3,648,646	3,693,141

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

7.    Financial Instruments by Categories,  continued

Details of financial liabilities by category as of December 31, 2013 and 2012, are as follows:

	2013
	Liabilities at fair value through the profit and loss		Liabilities measured at amortized cost	Other	Total
	(In millions of won)
Borrowings	￦	—	4,550,215	—	4,550,215
Trade payables		—	648,793	—	648,793
Other non-trade payables		—	854,221	—	854,221
Other payables		—	788,304	—	788,304
Other financial liabilities		109,288	—	—	109,288

	￦	109,288	6,841,533	—	6,950,821

	2012 (Unaudited)
	Liabilities at fair value through the profit and loss		Liabilities measured at amortized cost	Other	Total
	(In millions of won)
Borrowings	￦	—	6,130,542	341,434	6,471,976
Trade payables		—	592,738	—	592,738
Other non-trade payables		—	458,609	—	458,609
Other payables		—	381,260	—	381,260
Other financial liabilities		18,635	—	—	18,635

	￦	18,635	7,563,149	341,434	7,923,218

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

7.    Financial Instruments by Categories,  continued

Details of gain and loss of financial assets and liabilities by category for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Loans and receivables
Interest income	￦	59,262	80,154
Foreign exchange difference		(61,819)	(127,274)
Impairment reversal		2,250	460

		(307)	(46,660)

Available-for-sale financial assets
Other comprehensive loss		(966)	(1,566)
Gain on disposal		205	5,943
Dividend income		2,381	216

		1,620	4,593

Held-to-maturity financial assets
Interest income		853	—

		853	—

Assets at fair value through the profit and loss
Interest income		6,296	—
Gain on valuation of derivatives		73	198

		6,369	198

Liabilities measured at amortized cost
Interest expense		(256,623)	(317,926)
Loss on redemption of debenture		—	(10,470)
Foreign exchange difference		169,509	381,687

		(87,114)	53,291

Liabilities at fair value through the profit and loss
Loss on valuation of derivatives		(90,652)	(6,757)
Loss on derivative transactions		(2,894)	(7,762)

		(93,546)	(14,519)

	￦	(172,125)	(3,097)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

8.    Credit Risk of Financial Instruments

Details of credit quality of trade receivables that are not impaired and assessed by reference to external credit ratings as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Trade receivables that are not impaired
Group 1	￦	1,395,349	1,241,089
Group 2		423,209	363,589
Group 3		125,555	117,013

	￦	1,944,113	1,721,691

Group 1 — Related party, public institutions, strategic counterparty with a high credit rating and others

Group 2 — Counterparty that limits credit risk by entering into export resale insurance contract with Korea Trade Insurance Corporation

Group 3 — Counterparty that limits credit risk by securing collaterals or guarantying bank payment for the counterparty

Details of credit quality of cash and cash equivalents and short-term financial instruments in consideration with financial institutions as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Cash and cash equivalents
Banks	￦	598,455	367,829
Securities firms		33,347	290,509
Others		65	49

		631,867	658,387

Short-term financial instruments
Banks		1,107,060	864,706
Securities firms		1,047,472	261,523

		2,154,532	1,126,229

	￦	2,786,399	1,784,616

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2013, maximum exposure of credit risk relating guarantees provided by the Group is ￦28 million (2012: ￦31 million unaudited) which will be paid upon request of guarantee as mentioned in Note 40.

9.    Derecognition of Financial Assets

The Group has entered into trade receivables discounting agreements with several financial institutions. There are no outstanding trade receivables discounted but not yet matured (2012: ￦341,434 million unaudited) as of

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

9.    Derecognition of Financial Assets,  continued

December 31, 2013. The Group is obliged to redeem upon default of the counterparties and accordingly, accounted for the above transactions as collateralized borrowings.

10.    Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Cash on hand	￦	66	49
Checking account		59,157	94,879
Ordinary deposits		12,705	7,816
Time deposits		348,165	104,724
MMDA		163,118	130,626
MMF and others		48,656	320,293

	￦	631,867	658,387

As of December 31, 2013, there are no cash equivalents pledged as collateral.

11.    Short-term Financial Instruments and Other Financial Assets

Short-term financial instruments and other financial assets as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Short-term financial instruments
Time deposits	￦	932,052	704,645
Specified money trust		341,596	260,000
MMW		704,378	—
RP		120,000	160,000
CD		55,000	—
MMDA		8	61
Other		1,498	1,523

		2,154,532	1,126,229

Other financial assets
Current
Held-to-maturity financial assets		245,808	—

		245,808	—

Non-current
Long-term financial instruments		1,745	327
Derivative assets		272	198

		2,017	525

	￦	2,402,357	1,126,754

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

11.    Short-term Financial Instruments and Other Financial Assets,  continued

Restricted short-term financial instruments and other financial assets as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)	Description
	(In millions of won)
Short-term financial instruments	￦	8	61	Restricted for government grants
		23,713	35,320	Pledged for borrowings
		5,023	6,238	Pledged for consumption tax
		—	4	Pledged for letters of credit
		34,600	34,600	Restricted for support small business

		63,344	76,223

Other financial assets		308	308	Pledged for borrowings
		14	14	Bank overdraft guarantee deposit
		3	4	Value added tax deposit
		1,419	—	Deposit for import duties

		1,744	326

	￦	65,088	76,549

12.    Trade and Other Receivables

Details of current and non-current loans and other receivables as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current
Other receivables	￦	307,414	111,986
Accrued income		11,071	8,569
Short-term loans		2,665	1,823
Short-term guarantee deposits		397	320
Deposits		2,212	2,357

		323,759	125,055

Non-current
Long-term other receivables		21,152	80
Long-term loans		6,659	6,630
Guarantee deposits		14,409	11,540
Long-term deposits		870	877

		43,090	19,127

	￦	366,849	144,182

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.    Trade and Other Receivables,  continued

Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Trade receivables	￦	1,945,121	1,722,778
Less : provision for impairment		(3,446)	(3,257)

Trade receivables — net		1,941,675	1,719,521

Current loans and other receivables		325,821	130,090
Less : provision for impairment		(2,062)	(5,035)

Current loans and other receivables — net		323,759	125,055

Non-current loans and other receivables		55,600	31,966
Less : provision for impairment		(12,510)	(12,839)

Non-current loans and other receivables — net		43,090	19,127

	￦	2,308,524	1,863,703

Movements in the provision for impairment of trade receivables for the years ended December 31,2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Beginning	￦	3,257	3,855
Provision for receivables impairment		174	—
Unused amounts reversed		—	(390)
Effect of exchange rates		15	(208)

Ending	￦	3,446	3,257

There were no write-offs of trade receivables in 2013 and 2012.

Movements in the provision for impairment of current loans and other receivables for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Beginning	￦	5,035	4,925
Provision for receivables impairment		47	297
Receivables written off during the year as uncollectible		(293)	—
Unused amounts reversed		(2,685)	(153)
Effect of exchange rates		(42)	(34)

Ending	￦	2,062	5,035

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.    Trade and Other Receivables,  continued

Movements in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Beginning	￦	12,839	12,984
Provision for receivables impairment		225	25
Receivables written off during the year as uncollectible		(137)	—
Unused amounts reversed		(12)	(239)
Effect of exchange rates		(405)	69

Ending	￦	12,510	12,839

The aging analyses of trade receivables, loans and other receivables as of December 31, 2013 and 2012, are as follows:

	2013
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	1,940,110	3,784	205	14	1,008	1,945,121
Current loans and other receivables		323,838	—	—	—	1,983	325,821
Non-current loans and other receivables		43,436	—	—	—	12,164	55,600

	￦	2,307,384	3,784	205	14	15,155	2,326,542

	2012 (Unaudited)
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	1,720,446	980	186	79	1,087	1,722,778
Current loans and other receivables		125,342	1	—	—	4,747	130,090
Non-current loans and other receivables		19,202	—	—	—	12,764	31,966

	￦	1,864,990	981	186	79	18,598	1,884,834

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.    Inventories

Details of inventories as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Finished goods	￦	345,872	563,251
Work in progress		608,402	683,352
Raw materials		141,625	175,985
Supplies		45,672	42,166
Goods in transit		36,729	44,577

	￦	1,178,300	1,509,331

The amount of the inventories recognized as cost of sales is as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Inventories recognized as cost of sales	￦	8,594,938	8,546,702

The changes in inventory valuation allowance during the years ended December 31, 2013 and 2012 are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Beginning balance	￦	124,889	208,688
Charged to cost of sales		5,388	18,699
Write-off upon sales		(57,161)	(102,498)

Ending balance	￦	73,116	124,889

There were no significant reversals of inventory write-downs recognized during 2013 and 2012.

14.    Other Current and Non-Current Assets

Details of other current and non-current assets as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current Assets
Advance payments	￦	7,405	4,255
Prepaid expenses		128,125	123,197
Others		5,854	7,921

		141,384	135,373

Non-current Assets
Long-term advance payments		21	62
Long-term prepaid expenses(1)		346,774	167,356
Others		19,026	21,577

		365,821	188,995

	￦	507,205	324,368

(1)	Long-term prepaid expenses primarily consist of prepaid royalty.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

15.    Available-for-sale Financial Assets

Available-for-sale financial assets as of December 31, 2013 and 2012, are as follows:

	2013					2012 (Unaudited)
	Number of stock	Ownership (%)	Acquisition cost		Book value	Book value
	(In millions of won)
Hyundai Information Technology Co, Ltd.	1,160,180	2.3	￦	3,481	1,885	2,251
HYUNDAI LOGISTICS CO., LTD.	15,115	0.08		76	98	98
EQ bestech Co., Ltd.	2,000	1.67		10	10	10
Itest Co., Ltd.	481,780	1.04		1,166	768	990
Hyundai IBT Co., Ltd.	2,528	0.01		63	4	5
Fidelix Co., Ltd.	1,605,854	8.79		3,560	3,870	3,019
Futures Corp Technology Co., Ltd.	60,000	10.44		300	—	—
iA, Inc. (formerly C&S Technology Co., Ltd.)	1,031,590	3.9		4,508	3,389	3,389
Phison Electronics Corp.	3,277,054	1.82		11,661	22,050	23,277
ProMos(1)	201,600,000	7.93		21,847	—	—
L&S Investment	Certificate	N/A		1,124	1,124	565
JNT Frontier Private Equity Unit	Certificate	N/A		1,307	1,307	1,400
SV M&A No.1 Equity Unit	Certificate	N/A		1,196	1,196	1,196
Daishin Aju IB Investment Co., Ltd.	Certificate	N/A		1,518	1,518	500
Seoul Investment Early & Green Venture Fund	Certificate	N/A		1,867	1,867	1,900
TS 2011-4 Technology Transfer & Business	Certificate	N/A		1,600	1,600	800
IMM Investment	Certificate	N/A		786	786	499
KTC-NP-Growth	Certificate	N/A		540	540	—
Intellectual Discovery, Ltd.	800,000	8.94		4,000	4,000	4,000
SKY Property Mgmt. Ltd.	5,745	15		112,360	112,360	—
Equity investment in a construction guarantee association	132	0.01		396	396	396
Others				3,140	2	2

			￦	176,506	158,770	44,297

(1)	Fully impaired in prior years.

Changes in the book value of available-for-sale financial assets for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
At January 1	￦	44,297	47,492
Acquisition		115,564	3,618
Disposal		(125)	(5,247)
Change in fair value		(966)	(1,566)

At December 31	￦	158,770	44,297

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

16.    Investments in Joint Venture and Associate

Details of investments in joint venture and associate as of December 31, 2013 and 2012, are as follows:

		2013						2012 (Unaudited)
Type	Investee	Number of stock	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
		(In millions of won)
Associate	Siliconfile Technologies Inc.(1)	2,358,832	27.93	￦	22,835	9,996	10,962	8,909
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)	Certificate	45.00		90,149	96,135	96,135	95,191

				￦	112,984	106,131	107,097	104,100

(1)	As of December 31, 2013, the market value of the Group’s interest in the entity’s publicly traded stock was ￦19,791 million (2012: ￦16,677 million unaudited).

Changes in investments in joint venture and associate for the years ended December 31, 2013 and 2012, are as follows:

	2013
	Siliconfile Technologies Inc.		HITECH	Total
	(In millions of won)
At January 1	￦	8,909	95,191	104,100
Dividend		—	(15,033)	(15,033)
Share of profit		2,152	17,104	19,256
Other equity movement		(99)	(1,127)	(1,226)

At December 31	￦	10,962	96,135	107,097

	2012 (Unaudited)
	Siliconfile Technologies Inc.		HITECH	Total
	(In millions of won)
At January 1	￦	8,138	95,475	103,613
Dividend		—	(11,883)	(11,883)
Share of profit		826	15,887	16,713
Other equity movement		(55)	(4,288)	(4,343)

At December 31	￦	8,909	95,191	104,100

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

16.    Investments in Joint Venture and Associate,  continued

Joint venture and associate’s summarized statements of financial position as of December 31, 2013 and 2012, are as follows:

		2013
	Locations	Current assets		Non- current assets	Current liabilities	Non- current liabilities
		(In millions of won)
Siliconfile Technologies Inc.	Korea	￦	44,042	19,644	26,034	1,860
HITECH Semiconductor(Wuxi) Co., Ltd. (HITECH)	China		213,172	353,432	182,036	170,935

		2012 (Unaudited)
	Locations	Current assets		Non- current assets	Current liabilities	Non- current liabilities
		(In millions of won)
Siliconfile Technologies Inc.	Korea	￦	49,481	12,933	31,567	2,407
HITECH Semiconductor(Wuxi) Co., Ltd. (HITECH)	China		180,509	397,564	129,219	237,317

Joint venture and associate’s summarized statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

	2013				2012 (Unaudited)
	Sales		Net income	Comprehensive income	Sales	Net income	Comprehensive income
	(In millions of won)
Siliconfile Technologies Inc.	￦	131,914	7,708	7,708	131,126	3,083	3,083
HITECH Semiconductor(Wuxi) Co., Ltd. (HITECH)		566,065	38,008	38,008	597,091	37,892	37,892

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.    Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2013 and 2012, are as follows:

	2013
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
At January 1 net book amount		462,067	1,301,330	181,615	9,033,566	340	188,021	419,253	11,586,192

Changes during 2013
Additions	￦	226	125	82	14,682	34	6,486	3,528,676	3,550,311
Business combination		—	—	—	47	—	12	—	59
Disposals		(33)	(3,347)	(690)	(7,423)	—	(565)	(336)	(12,394)
Depreciation		—	(52,154)	(19,600)	(2,788,978)	(148)	(60,086)	—	(2,920,966)
Transfers		42,302	62,012	46,149	3,031,495	13	75,393	(3,257,364)	—
Impairments		—	(985)	(1,507)	(88,407)	—	—	(10,633)	(101,532)
Exchange differences		(164)	2,835	1,250	27,394	(12)	(150)	(3,026)	28,127

Ending net book amount		504,398	1,309,816	207,299	9,222,376	227	209,111	676,570	12,129,797

At December 31
Acquisition cost		504,398	1,853,434	533,333	31,885,948	2,412	741,869	676,570	36,197,964
Accumulated depreciation		—	(518,446)	(304,622)	(22,299,425)	(2,185)	(530,357)	—	(23,655,035)
Accumulated impairment		—	(24,841)	(21,412)	(356,843)	—	(2,289)	—	(405,385)
Government grants		—	(331)	—	(7,304)	—	(112)	—	(7,747)

Net book amount	￦	504,398	1,309,816	207,299	9,222,376	227	209,111	676,570	12,129,797

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.    Property, Plant and Equipment,  continued

	2012 (Unaudited)
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
At January 1 net book amount	￦	462,586	1,224,520	185,961	8,425,712	452	155,103	444,974	10,899,308

Changes during 2012
Additions		338	654	101	30,549	107	3,689	3,909,085	3,944,523
Acquisition of subsidiaries		—	—	—	2,095	—	811	—	2,906
Disposals		—	(16)	(620)	(25,105)	(40)	(382)	(7,784)	(33,947)
Depreciation		—	(49,783)	(19,505)	(2,925,699)	(183)	(61,406)	—	(3,056,576)
Transfers		—	139,905	21,654	3,671,679	25	92,299	(3,925,578)	(16)
Exchange differences		(857)	(13,950)	(5,976)	(145,665)	(21)	(2,093)	(1,444)	(170,006)

Ending net book amount		462,067	1,301,330	181,615	9,033,566	340	188,021	419,253	11,586,192

At December 31
Acquisition cost		462,067	1,792,237	486,984	29,149,281	2,537	677,361	419,253	32,989,720
Accumulated depreciation		—	(467,030)	(285,441)	(19,817,741)	(2,197)	(486,508)	—	(21,058,917)
Accumulated impairment		—	(23,877)	(19,928)	(289,951)	—	(2,832)	—	(336,588)
Government grants		—	—	—	(8,023)	—	—	—	(8,023)

Net book amount	￦	462,067	1,301,330	181,615	9,033,566	340	188,021	419,253	11,586,192

Depreciation expense of ￦2,616,341 million (2012: ￦2,859,445 million) has been charged to cost of sales, ￦154,673 million (2012: ￦179,425 million unaudited) to selling and administrative expenses, ￦122,471 million (2012: ￦nil unaudited) to casualty losses of other expenses and ￦27,481 million (2012: ￦17,706 million unaudited) has been capitalized as development costs for the year ended December 31, 2013.

Impairment of ￦101,532 million (2012: ￦nil unaudited) has been charged to casualty losses caused by a fire on the manufacturing facilities in Wuxi, China, which is included in other expenses (Note 35).

Certain amounts of the property, plant and equipment are pledged as collaterals for borrowings of the Group as of December 31, 2013 (Note 40).

During 2013, the Group has capitalized borrowing costs amounting to ￦7,687 million (2012: ￦5,859 million unaudited) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 3.87% (2012: 2.96% unaudited) for the year ended December 31, 2013.

The Group leases certain machinery and others from ME Semiconductor Rental First L.L.C. and others under finance lease agreements.

The book value of the machinery and others subject to finance lease agreement amounted to ￦242,187 million (2012: ￦355,365 million unaudited) as of December 31, 2013. The machinery is pledged as collateral for the finance lease liabilities.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.    Property, Plant and Equipment,  continued

The Group leases certain machinery and others from Macquarie Capital and others under operating lease agreements. The payment schedule of minimum lease payments under operating lease agreements as of December 31, 2013, is as follows:

	Minimum lease payments
	(In millions of won)
No later than 1 year	￦	10,122
Later than 1 year		2,093

	￦	12,215

As of December 31, 2013, certain inventories, property, plant and equipment, and investment properties are insured and details of insured assets is as follows:

	Insured assets	Insured amount		Insurance company
		(In millions of won)
Package insurance	Property, plant and equipment, inventories and others	￦	34,926,444	Hyundai Marine & Fire Insurance Co., Ltd. and others
	Business interruption
Fire insurance	Property, plant and equipment, investment property
Erection all risks insurance	Property, plant and equipment

		￦	34,926,444

18.    Investment Property

Details of changes in investment property during the years ended December 31, 2013 and 2012, are as follows:

2013
Buildings
(In millions of won)
At January 1 net book amount	￦ 29,888

Changes during 2013
Depreciation	(1,279)

Closing net book amount	28,609

At December 31
Acquisition cost	48,390
Accumulated depreciation	(19,781)

Net book amount	￦ 28,609

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

18.    Investment Property,  continued

2012 (Unaudited)
Buildings
(In millions of won)
At January 1 net book amount	￦ 31,168

Changes during 2012
Depreciation	(1,280)

Closing net book amount	29,888

At December 31
Acquisition cost	48,390
Accumulated depreciation	(18,502)

Net book amount	￦ 29,888

The depreciation expense of ￦1,279 million (2012: ￦1,280 million unaudited) has been charged to ‘cost of sales’ for the year ended December 31, 2013.

Rental income from investment property during the year ended December 31, 2013, is ￦4,283 million (2012: ￦4,666 million unaudited).

19.    Intangible Assets

Intangible assets as of December 31, 2013 and 2012, are as follows:

	2013
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
At January 1 net book amount	￦	633,170	92,188	223,188	35,084	983,630

Changes during 2013
Additions		—	13,187	190,271	98,038	301,496
Business combinations		2,905	—	—	684	3,589
Disposals		—	(17,288)	—	—	(17,288)
Impairment		—	—	—	(183)	(183)
Amortization		—	(14,227)	(136,534)	(5,515)	(156,276)
Other		(3,764)	—	5	(806)	(4,565)

Ending net book amount		632,311	73,860	276,930	127,302	1,110,403

At December 31
Acquisition cost		632,311	164,125	595,943	161,329	1,553,708
Accumulated amortization and impairment		—	(90,265)	(319,013)	(34,027)	(443,305)

Net book amount	￦	632,311	73,860	276,930	127,302	1,110,403

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

19.    Intangible Assets,  continued

	2012 (Unaudited)
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
At January 1 net book amount	￦	386,450	84,401	221,910	14,887	707,648

Changes during 2012
Additions		—	28,302	130,576	194	159,072
Business combinations		261,047	—	—	24,105	285,152
Disposals		—	(5,680)	—	(920)	(6,600)
Impairment		—	—	—	(265)	(265)
Amortization		—	(14,834)	(129,298)	(1,566)	(145,698)
Other		(14,327)	(1)	—	(1,351)	(15,679)

Ending net book amount		633,170	92,188	223,188	35,084	983,630

At December 31
Acquisition cost		633,170	199,820	405,671	46,510	1,285,171
Accumulated amortization and impairment		—	(107,632)	(182,483)	(11,426)	(301,541)

Net book amount	￦	633,170	92,188	223,188	35,084	983,630

Amortization of ￦501 million (2012: ￦54 million unaudited) is included in the ‘cost of sales’ and ￦155,775 million (2012: ￦ 145,644 million unaudited) in ‘selling and administrative expenses’ in the statements of comprehensive income for the year ended December 31, 2013.

Among costs associated with development activities, ￦190,271 million (2012: ￦130,576 million unaudited), that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2013. In addition, costs associated with research activities and other development expenditures that did not meet the criteria amounted to ￦968,804 million (2012: ￦975,057 million unaudited) were recognized as an expense as incurred in the statement of comprehensive income for the year ended December 31, 2013.

Goodwill impairment reviews are undertaken annually. For the purposes of impairment reviews, goodwill is allocated to the CGUs to which it relates. As the Group has only one CGU like an operating segment, goodwill was allocated to one CGU. Recoverable amount of the CGU was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2013. No impairment loss of goodwill was recognized since on the recoverable amount is higher than carrying value of the CGU as of December 31, 2013.

20.    Non-current Assets Held for Sale

Details of changes in non-current assets held for sale during the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
At January 1	￦	26,958	29,033
Disposal		(4)	(5)
Other		(397)	(2,070)

At December 31	￦	26,557	26,958

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

21.    Other Non-trade Payables

Details of other non-trade payables as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current
Accrued expenses	￦	677,120	361,076

Non-current
Long-term other payables		166,641	75,492
Long-term accrued expense		616	3,531
Rent deposit payables		9,844	18,510

		177,101	97,533

	￦	854,221	458,609

22.    Borrowings

Details of borrowings as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current
Short-term borrowings	￦	137,979	1,020,609
Current maturities of debentures		—	299,697
Current maturities of convertible bonds		—	980,316
Current maturities of long-term borrowings		732,341	418,575

		870,320	2,719,197

Non-current
Long-term borrowings		1,730,183	2,301,807
Debentures		1,450,777	1,450,972
Convertible bonds		498,935	—

		3,679,895	3,752,779

	￦	4,550,215	6,471,976

Details of short-term borrowings as of December 31, 2013 and 2012, are as follows:

	Financial Institutions	Annual Interest Rate (%) at 2013	2013		2012 (Unaudited)
			(In millions of won)
Usance borrowings	Kookmin Bank and other	0.65	￦	10,610	527,926
Borrowings on trade receivables collateral	Shinhan Bank and other	—		—	341,434
Refinancing	China Construction Bank and other	2.75		127,369	151,249

			￦	137,979	1,020,609

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

22.    Borrowings, continued

Details of long-term borrowings as of December 31, 2013 and 2012, are as follows:

	Financial Institutions	Annual Interest Rate (%) at 2013	2013		2012 (Unaudited)
			(In millions of won)
Local currency loans
Borrowing for housing	Kookmin Bank	3.5	￦	24	28
Borrowings for childcare facilities	NH Bank	2		246	308
Funds for equipment	Korea Finance Corporation	—		—	25,000
Funds for equipment	Korea Finance Corporation	Industrial Financial Debentures (4 years) + 0.93(2)		250,000	250,000
Funds for equipment	Korea Exchange Bank	CD (91 days) +1.31(3)		50,000	50,000
Commercial paper	Hanyang Securities and other	3.63 ~ 3.9		370,000	370,000
Finance lease liabilities	ME Semiconductor Rental First LLC.	5.00		212,442	266,731

				882,712	962,067

Foreign currency loans
General borrowings	Export Import Korea Bank	3M Libor + 3.15(4)		105,530	107,110
General borrowings(1)	SC Bank(1)	3M Libor + 3.00(4)		86,271	151,025
General borrowings	Hana Bank	3M Libor + 3.10(4)		23,744	48,200
General borrowings	Korea Development Bank	3M Libor + 3.06~3.36(4)		316,590	321,330
General borrowings	Comerica Bank	6.48		32,954	34,282
General borrowings	NK Bank and other	3M Libor + 3.19~3.79(4)		263,825	267,775
General borrowings	Agricultural Bank of China and other	3M Libor + 2.65(4)		280,212	118,839
Syndicated loans	Development Bank of China and other	3M Libor + 2.95(4)		298,787	425,659
Mortgage loans	HITECH	7.16		96,236	177,954
Finance lease liabilities	Good memory and other	4.7~7.16		81,615	122,919

				1,585,764	1,775,093

				2,468,476	2,737,160

Less: Discount on present value				(5,952)	(16,778)
Current maturities				(732,341)	(418,575)

			￦	1,730,183	2,301,807

(1)	The Group entered into interest swap contracts with SC Bank for the interest on the foreign currency loans.

(2)	As of December 31, 2013, Industrial Financial Debentures rate is 3.05%.

(3)	As of December 31, 2013, CD 91 days rate is 2.66%.

(4)	As of December 31, 2013, 3M Libor rate is 0.25%.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

22.    Borrowings, continued

Details of debentures as of December 31, 2013 and 2012, are as follows:

	Maturity Date	Annual Interest Rate (%) at 2013	2013		2012 (Unaudited)
			(In millions of won)
Unsecured notes in local currency:
209th	Sep. 9, 2013	—	￦	—	300,000
210th	Jan. 14, 2015	6.35		200,000	200,000
211th	May 5, 2016	6.2		400,000	400,000
212th	May 30, 2019	5.35		550,000	550,000
213th	Sep. 4, 2017	3.72		200,000	200,000
Secured notes in foreign currency
Foreign 8th(1)	Jun. 20, 2017	3M Libor+2.85		105,530	107,110

				1,455,530	1,757,110
Less: Discounts on debentures				(4,753)	(6,441)
Current portion				—	(299,697)

			￦	1,450,777	1,450,972

(1)	The Group is provided with USD 100 million of bank guarantee payment from Shinhan Bank as of December 31, 2013.

Details of convertible bonds as of December 31, 2013 and 2012, are as follows:

	Maturity Date	Annual Interest Rate (%) at 2013	2013		2012 (Unaudited)
			(In millions of won)
Convertible bond in local currency
207th	Sep. 5, 2013	—	￦	—	440,499
Convertible bond in foreign currency
Foreign 7th(1)	May. 14, 2015	2.65		527,650	535,550

				527,650	976,049
Add: Call premium on bonds				—	70,952
Less: Conversion rights adjustment				(26,434)	(61,752)
Discount on bonds				(2,281)	(4,933)
Current portion				—	(980,316)

			￦	498,935	—

(1)	As of December 31, 2012, the convertible bond was classified as current liabilities because the early redemption right was exercisable until April 14, 2013. Upon expiration of the early redemption right, in 2013, the convertible bond was reclassified as non-current liabilities as of December 31, 2013.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

22.    Borrowings, continued

Details of terms and conditions of conversion rights of convertible bond as of December 31, 2013, is as follows:

Details
Foreign 7th
Face value of convertible bond	USD 500,000,000
Convertible rate at face value	100%
Conversion term (per share)	Par value of ￦34,394 (KRW 1,133.8/USD 1)
Number of convertible shares	16,483,000 shares
Convertible periods	May 15, 2011 ~ Apr. 28, 2015
Deemed exercise date	The first day of the year of conversion

Finance lease liability

Lease liabilities are effectively secured as the rights to the leased asset belong to the lessor in the event of default.

Details of future minimum lease payments to the lessor as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Total minimum lease payment
No later than 1 year	￦	103,077	112,585
Between 1 and 5 years		216,391	320,794

		319,468	433,379

Unearned finance income		(25,410)	(43,729)
Net minimum lease payment
No later than 1 year		90,139	94,372
Between 1 and 5 years		203,919	295,278

	￦	294,058	389,650

Details of book value and fair value of non-current borrowings as of December 31, 2013 and 2012, are as follows:

	2013			2012 (Unaudited)
	Book value		Fair value	Book value	Fair value
	(In millions of won)
Long-term borrowings	￦	1,730,183	1,759,397	2,301,807	2,339,963
Debentures		1,450,777	1,501,810	1,450,972	1,504,532
Convertible bond		498,935	653,653	—	—

	￦	3,679,895	3,914,860	3,752,779	3,844,495

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

23.    Provisions

Details of changes in provisions during the years ended December 31, 2013 and 2012, are as follows:

	2013
	Sales returns		Warranty	Legal claims	Total
	(In millions of won)
At January 1	￦	5,305	2,949	322,361	330,615
Addition		12,564	13,656	58,959	77,183
Reversal		—	—	(211,152)	(211,152)
Utilization		(5,305)	(2,691)	(158,762)	(158,762)
Foreign exchange difference and other		—	—	14,700	14,700

At December 31	￦	12,564	13,914	26,106	52,584

	2012 (Unaudited)
	Sales returns		Warranty	Legal claims	Total
	(In millions of won)
At January 1	￦	3,806	—	349,661	353,467
Addition		5,305	2,949	86,398	90,846
Reversal		—	—	(70,490)	(70,490)
Utilization		(3,806)	—	(18,209)	(18,209)
Foreign exchange difference and other		—	—	(24,999)	(24,999)

At December 31	￦	5,305	2,949	322,361	330,615

Provisions for sales returns

The Group estimates the expected sales returns based on historical results and adjusts sales and cost of sales, respectively. Accordingly, related gross profit and estimated expenses related to the return (such as transportation costs) are recorded as provisions for sales returns.

Provisions for warranty

The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

Provisions for legal claims

The Group recognizes provisions for legal claims when the Group has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and the amount can be reliably estimated.

The Group was a defendant in lawsuits claimed by Rambus Inc. (“Rambus”), a developer of High- bandwidth chip connection technology, alleging that the Group’s certain DRAM products are infringing Rambus’ patents (“Patent Litigation”), and that the Group together with other major memory chip manufacturers conspired to prevent Rambus’ proprietary DRAM technology from becoming the standard computer memory technology (“Antitrust Litigation”). However, on June 11, 2013, the Group entered into a settlement and patent license agreement with Rambus, and pursuant to the agreement the Group and Rambus withdrew all outstanding disputes, including Patent Litigation and Antitrust Litigation, and the Group secured rights to use the Rambus’ patents for the next five years. The reversal of legal provision for the year ended December 31, 2013 was primarily due to settlement of Rambus litigation.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

24.    Other Financial Liabilities

Details of other financial liabilities as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current
Derivative liabilities (Note 41)	￦	2,194	17,020
Non-current
Derivative liabilities (Note 41)		107,094	1,615

	￦	109,288	18,635

25.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current
Unearned income	￦	2,403	1,431
Withholdings		21,180	19,915
Deposits received		531	841
Advance receipts		2,616	3,684
Other		110	35

		26,840	25,906

Non-current
Long-term withholdings		935	666
Other long-term employee benefit liabilities		51,280	40,335
Long-term advance receipts		155	—
Other		—	47

		52,370	41,048

	￦	79,210	66,954

26.    Defined Benefit Liabilities

Defined benefit liabilities recognized in the statements of financial position as of December 31, 2013 and 2012, are determined as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Present value of defined benefit obligations	￦	656,080	592,171
Fair value of plan assets(1)		(20,340)	(17,075)

	￦	635,740	575,096

(1)	The contributions to the National Pension Fund of ￦1,855 million are included in the fair value of plan assets (2012: ￦1,952 million unaudited) as of December 31, 2013.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

26.    Defined Benefit Liabilities,  continued

The amounts recognized in the statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current service cost	￦	98,095	81,034
Interest expenses		28,079	27,152
Interest income		(679)	(456)

	￦	125,495	107,730

The line items in which defined benefit plan related expenses are included for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Cost of sales (manufacturing costs)	￦	73,950	68,462
Selling and administrative expenses		51,545	39,268

	￦	125,495	107,730

The remeasurements recognized as other comprehensive loss for the year ended December 31, 2013, amount to ￦15,587 million (2012: ￦82,872 million unaudited), and cumulative remeasurements recognized as other comprehensive loss as of December 31, 2013 amount to ￦185,677 million.

As of December 31, 2013, the Group funded at approximately 2.91% (2012: 2.55% unaudited) of the total retirement benefit obligations through insurance plans with Hanwha Life Insurance Co., Ltd. and Samsung Insurance Co., Ltd.

Changes in the carrying amount of defined benefit obligations for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
At January 1	￦	592,171	471,290
Current service cost		98,095	81,034
Interest expense		28,079	27,152
Transferred from associates		344	444
Benefits paid		(46,538)	(70,945)
Remeasurements
- Actuarial gains and losses arising from changes in assumptions		(18,324)	62,273
- Actuarial gains and losses arising from experience adjustments		2,559	20,417
Other		(306)	506

At December 31	￦	656,080	592,171

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

26.    Defined Benefit Liabilities,  continued

The movements in the fair value of plan assets for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
At January 1	￦	17,075	12,591
Interest income		679	456
Employer contribution		4,131	5,994
Benefits paid		(1,367)	(1,784)
Remeasurements		(178)	(182)

At December 31	￦	20,340	17,075

The actual return of plan assets for the year ended December 31, 2013, was ￦492 million (2012: ￦274 million unaudited).

The principal actuarial assumptions as of December 31, 2013 and 2012, are as follows:

	2013	2012 (Unaudited)
Salary growth rate	4.92% ~ 6.18%	5.04% ~ 5.58%
Discount rate(1)	1.11% ~ 5.85%	1.65% ~ 5.03%

(1)	Return on plan assets is the same as discount rate. As of December 31, 2013, 1.11% of discount rate was applied for SKHYJ, which comprises 0.2% of total defined benefit liabilities, and 4.26% to 5.85% was applied for others. As of December 31, 2012, 1.65% of discount rate was applied for SKHYJ, which comprises 0.3% of total defined benefit liabilities, and 3.98% to 5.03% was applied for others (unaudited).

Plan assets as of December 31, 2013 and 2012, consist of the following:

	2013		2012 (Unaudited)
	(In millions of won)
Deposits	￦	18,485	15,123
Other		1,855	1,952

	￦	20,340	17,075

The sensitivity analysis of the defined benefit obligations as of December 31, 2013 to changes in the principal assumptions is as follows:

	Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption		Decrease in principal assumption
	(In millions of won)
Discount rate	1%	￦	(73,160)	86,732
Salary growth rate	1%		88,147	(75,494)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

26.    Defined Benefit Liabilities,  continued

sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

27.    Deferred Income Tax

The analysis of deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Deferred tax assets
Deferred tax asset expected to be realized after more than 12 months	￦	105,260	317,109
Deferred tax asset to be recovered within 12 months		178,473	187,904

		283,733	505,013

Deferred tax liabilities
Deferred tax liability expected to be reversed after more than 12 months		(79,090)	(118,431)
Deferred tax liability expected to be reversed within 12 months		(6,073)	(8,216)

		(85,163)	(126,647)

Deferred tax assets, net	￦	198,570	378,366

Change in deferred taxes for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
At January 1	￦	378,366	315,718
Recorded in profit or loss		(180,928)	69,404
Tax charge (credit) relating to components of other comprehensive income		311	(330)
Exchange differences		821	(6,426)

At December 31	￦	198,570	378,366

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

27.    Deferred Income Tax,  continued

Changes in deferred income tax assets and liabilities for the years ended December 31, 2013 and 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2013
	January 1, 2013		Profit or loss	Other comprehensive income	Currency translation differences	December 31, 2013
	(In millions of won)
Deferred tax liabilities
Advanced depreciation provision	￦	(55,666)	—	—	—	(55,666)
Valuation of derivatives		(5,356)	(96)	—	—	(5,452)
Gains on foreign currency translation		(30,398)	27,801	—	—	(2,597)
Conversion rights adjustment		(14,944)	8,117	—	—	(6,827)
Others		(19,676)	4,720	311	23	(14,622)

		(126,040)	40,542	311	23	(85,164)

Deferred tax assets
Loss on valuation of inventories		27,804	(8,915)	—	(13)	18,876
Valuation of equity-method investments		322,919	(111,402)	—	4,817	216,334
Accumulated depreciation		98,499	(6,214)	—	544	92,829
Net defined benefits		107,219	30,414	—	(55)	137,578
Deemed interest of suspense payment and other		162,507	(117)	—	—	162,390
Provisions and others		104,468	(98,652)	—	—	5,816
Impairment of available-for-sale financial assets		36,964	3,170	—	—	40,134
Losses on foreign currency translation		29,906	(27,360)	—	—	2,546
Property, plant and equipment		24,439	(9,222)	—	—	15,217
Losses on valuation of derivative		9,182	22,185	—	—	31,367
Tax loss carryforwards		612,111	(538,748)	—	(627)	72,736
Tax credit carryforwards		658,899	(16,732)	—	(46)	642,121
Others		230,455	(18,423)	—	(2,065)	209,967

		2,425,372	(780,016)	—	2,555	1,647,911

Deferred income tax assets		2,299,332	(739,474)	311	2,578	1,562,747
Deferred income tax assets not recognized		(1,920,966)	558,546	—	(1,757)	(1,364,177)

Deferred income tax assets recognized	￦	378,366	(180,928)	311	821	198,570

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

27.    Deferred Income Tax,  continued

	2012 (Unaudited)
	January 1, 2012		Profit or loss	Other comprehensive income	Currency translation differences	December 31, 2012
	(In millions of won)
Deferred tax liabilities
Advanced depreciation provision	￦	(55,666)	—	—	—	(55,666)
Valuation of derivatives		(15,816)	10,460	—	—	(5,356)
Gains on foreign currency translation		(62,363)	31,965	—	—	(30,398)
Conversion rights adjustment		(25,923)	10,979	—	—	(14,944)
Others		(22,114)	2,634	(330)	134	(19,676)

		(181,882)	56,038	(330)	134	(126,040)

Deferred tax assets
Loss on valuation of inventories		39,371	(11,508)	—	(59)	27,804
Valuation of equity-method investments		422,452	(99,533)	—	—	322,919
Accumulated depreciation		158,857	(49,335)	—	(11,023)	98,499
Net defined benefits		94,968	12,312	—	(61)	107,219
Deemed interest of suspense payment and other		162,313	194	—	—	162,507
Provisions and others		122,982	(18,514)	—	—	104,468
Impairment of available-for-sale financial assets		36,187	777	—	—	36,964
Losses on foreign currency translation		100,517	(70,611)	—	—	29,906
Property, plant and equipment		24,689	(250)	—	—	24,439
Losses on valuation of derivative		26,844	(17,662)	—	—	9,182
Tax loss carryforwards		467,047	149,771	—	(4,707)	612,111
Tax credit carryforwards		712,485	(53,373)	—	(213)	658,899
Others		120,628	120,097	—	(10,270)	230,455

		2,489,340	(37,635)	—	(26,333)	2,425,372

Deferred income tax assets		2,307,458	18,403	(330)	(26,199)	2,299,332
Deferred income tax assets not recognized		(1,991,740)	51,001	—	19,773	(1,920,966)

Deferred income tax assets recognized	￦	315,718	69,404	(330)	(6,426)	378,366

Deferred income tax assets are recognized for deductible temporary differences and tax loss carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

As of December 31, 2013, the Group recognized the entire deferred income tax assets for loss carryforwards which are deductible from future taxable income. However, as of December 31, 2012, the Group did not recognize deferred income tax assets amounting to ￦225,155 million for a loss carryforwards of ￦928,469 million because it was not probable that future taxable profit will be available against which the Group can use the benefits therefrom (unaudited).

Also, the Group did not recognize deferred income tax assets of ￦799,182 million (2012: ￦1,036,912 million) in respect of deductable temporary differences amounting to ￦3,302,398 million (2012: ￦4,133,301 million) because it was not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

27.    Deferred Income Tax,  continued

For the year ended December 31, 2013, ￦108,433 million (2012: ￦140,711 million unaudited) of tax credit occurred which can be utilized in the future period. However, the Group did not recognize deferred income tax assets of ￦564,995 million (2012: ￦658,899 million unaudited) in respect of unused tax credit and others accumulated as of December 31, 2013.

On January 1, 2014, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Parent Company after 2014 was revised from 16% to 17%. As of December 31, 2013, the Parent Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Parent Company applied the 17% of minimum tax rate, deferred tax assets related to tax credit carryforwards would have decreased by ￦10,489 million.

On January 1, 2014, certain municipal corporate income tax rules were amended and effective on the same date that resulted in excluding tax credits from the basis of determining municipal corporate income tax. Accordingly, starting for the annual periods from 2014, the Parent Company will have larger municipal corporate income tax due to the impact from the income tax credits. If the amended municipal corporate income tax rules were applied at the end of 2013, deferred tax assets related to tax credit carryforwards would have decreased by ￦6,805 million.

Expiration schedule of tax loss carryforwards and tax credit carryforwards as of December 31, 2013 is as follows:

	Tax loss carryforwards		Tax credit carryforwards
	(In millions of won)
2014	￦	—	54,017
2015		—	186,116
2016		—	144,287
2017		—	146,123
Thereafter		258,529	111,578

	￦	258,529	642,121

28.    Share capital and Capital Surplus

Details of share capital and capital surplus as of December 31, 2013, is as follows:

Authorized shares	Outstanding shares (1)	Par value (per share)		Paid in capital
	(In thousands of share capital, except for par value and paid-in capital)
9,000,000	713,729	￦	5,000	￦	3,568,645 million

(1)	As of December 31, 2013, the actual number of shares which the shareholders own is 710,201 thousand shares and the difference of 3,528 thousand shares is the result of stock retirement.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

28.    Share capital and Capital Surplus,  continued

Changes in share capital and capital surplus during the years ended December 31, 2013 and 2012, are as follows:

				Capital Surplus
	Total owned shares		Share capital	Share premium	Conversion right consideration	Other	Total
	(In millions of won and in thousands of shares)
At January 1, 2012 (Unaudited)	￦	592,172	2,978,498	685,177	72,350	471,525	4,207,550
Issuance of common stock		101,850	509,250	1,816,726	—	—	2,325,976
Exercise of conversion rights		10	52	229	(19)	—	262
Exercise of stock options		124	619	4,400	—	—	5,019
Expiration of stock options		—	—	—	—	3,562	3,562
Others(1)		—	—	—	—	(76)	(76)

At December 31, 2012 (Unaudited)		694,156	3,488,419	2,506,532	72,331	475,011	6,542,293

At January 1, 2013		694,156	3,488,419	2,506,532	72,331	475,011	6,542,293
Exercise of conversion rights		16,045	80,226	381,612	(29,403)	—	432,435

At December 31, 2013	￦	710,201	3,568,645	2,888,144	42,928	475,011	6,974,728

(1)	The Company purchased non-controlling interest of subsidiaries on September 30, 2012, and the difference between consideration paid and carrying amount of non-controlling interest was charged to capital surplus (unaudited).

In accordance with the Articles of Incorporation, shares can be retired and be distributed as dividends to the shareholders, and the total of number of shares retired as of December 31, 2013, is 3,528 thousand shares.

29.    Retained Earnings

Retained earnings as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Legal reserve(1)	￦	8,854	8,854
Discretionary reserve(2)		235,506	235,506
Unappropriated retained earnings		5,956,962	3,068,905

	￦	6,201,322	3,313,265

(1)	The Commercial Code of the Republic of Korea requires the Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit. When the accumulated legal reserves (the sum of capital reserves and earned profit reserves) are greater than 1.5 times the paid-in capital amount, the excess legal reserves may be distributed (in accordance with a resolution of the shareholders’ meeting).

(2)	Discretionary reserve is a reserve for technology development.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

30.    Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Gain on valuation of available-for-sale financial assets	￦	7,824	8,479
Changes of equity from equity-method investments		(8,338)	(7,111)
Cumulative effect of foreign currency translation adjustments		(108,293)	(116,770)

	￦	(108,807)	(115,402)

Details of changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

	2013
	Beginning		Increase (Decrease)	Reclassification to profit or loss	Ending
	(In millions of won)
Gain on valuation of available-for-sale financial assets	￦	8,479	(655)	—	7,824
Changes of equity from equity-method investments		(7,111)	(1,227)	—	(8,338)
Cumulative effect of foreign currency translation adjustments		(116,770)	8,477	—	(108,293)

	￦	(115,402)	6,595	—	(108,807)

	2012 (Unaudited)
	Beginning		Increase (Decrease)	Reclassification to profit or loss	Ending
	(In millions of won)
Gain on valuation of available-for-sale financial assets	￦	10,375	(1,896)	—	8,479
Changes of equity from equity-method investments		(2,768)	(4,343)	—	(7,111)
Cumulative effect of foreign currency translation adjustments		99,500	(216,270)	—	(116,770)

	￦	107,107	(222,509)	—	(115,402)

31.    Share-Based Payments

The Group granted share options to directors and selected employees pursuant to approval of the shareholders and the Board of Directors.

Changes in details of share-based payments during the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
At January 1	￦	—	5,762
Exercised		—	(2,200)
Expired		—	(3,562)

At December 31	￦	—	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

31.    Share-Based Payments,  continued

Changes in details of options and weighted-average exercisable prices during the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	Weighted average exercise price	Options	Weighted average exercise price		Options
	(In thousands of shares, except for price)
At January 1	—	—	￦	22,800	324
Granted	—	—		—	—
Exercised	—	—	￦	22,800	(124)
Expired	—	—	￦	22,800	(200)

At December 31	—	—		—	—

The weighted average fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the model were weighted average share price at the grant date, exercise price, volatility of share price, dividend yield, an expected option life and an annual risk-free interest rate. For the year ended December 31, 2013, there is no expense recognized in the statement of comprehensive income for share options granted to directors and employees.

32.    Dividends

There was no dividend paid for the years ended December 31, 2013 and 2012, and there is no plan to declare any dividend as regards the year ended December 31, 2013.

33.    Expenses by Nature

Expense that are recorded as cost of sales, selling and administrative expenses in the statements of comprehensive income (loss) for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Changes in finished goods and WIP	￦	292,330	(332,250)
Raw materials and consumables		2,328,140	2,677,328
Employee benefit expenses		1,969,650	1,551,700
Depreciation and amortization		2,956,040	3,193,513
Royalty expense		187,611	167,352
Commission expense		445,231	371,975
Utilities expense		552,413	496,753
Repair expense		1,031,023	911,792
Outsourcing expense		952,457	1,015,512
Other		70,422	335,884

	￦	10,785,317	10,389,559

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

33.    Expenses by Nature,  continued

Employee benefit expenses for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Wages and salaries	￦	1,712,052	1,336,814
Defined benefits		125,495	107,730
Other long-term employee benefits		14,067	9,911
Termination benefits		6,576	1,447
Social security costs and other		111,460	95,798

	￦	1,969,650	1,551,700

34.    Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Salaries	￦	265,137	211,210
Defined benefit plan related expenses		19,132	16,702
Employee benefits		60,459	57,502
Commission expense		158,107	161,783
Depreciation		51,240	55,602
Amortization		155,313	145,154
Research and development		968,804	975,057
Exporting expense		21,675	23,100
Legal cost		11,374	34,204
Rental expense		14,650	15,257
Taxes and dues		17,912	10,231
Utility expense		10,804	10,924
Freight expenses and custody charges		11,526	13,812
Travel		9,614	9,396
Supplies		25,471	16,859
Maintenance		19,890	11,649
Training expense		10,284	15,660
Sales promotional expenses		28,414	22,788
Repair expense		28,061	8,772
Other		32,863	22,908

	￦	1,920,730	1,838,570

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.    Other Income and Expense

Other income for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Rental income	￦	—	17,425
Gain on disposal of assets held-for-sale		—	18
Gain on disposal of property, plant and equipment		9,560	3,231
Gain on disposal of intangible assets		191	298
Insurance compensation(1)		327,659	—
Miscellaneous(2)		31,103	46,158

	￦	368,513	67,130

Other expenses for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	7,952	1,369
Loss on disposal of intangible assets		17,278	5,672
Donation		3,222	2,614
Loss on disposal of trade receivables		3,317	1,031
Impairment losses of intangible assets		183	265
Amortization of suspended assets		3,254	10,041
Loss on disposal of assets held-for-sale		4	—
Casualty losses(1)		450,752	—
Miscellaneous(3)		19,908	41,918

	￦	505,870	62,910

(1)	For the year ended December 31, 2013, the Group recognized casualty losses of ￦450,752 million caused by a fire on the manufacturing facilities located in Wuxi, China, which includes impairment losses on property, plant and equipment, impairment losses on inventories, depreciation of temporarily idle property, plant and equipment and others. The Group and insurance companies conduct the investigation and negotiation for the loss amount and compensation amount according to insurance policies. The Group recognized insurance income of ￦327,659 million among negotiated amounts whose reimbursement is virtually certain as of December 31, 2013.

(2)	Miscellaneous income includes refunds from Ministry of Labor, gain on disposal of used parts, subsidy for child-care leave, insurance compensation, reversal of litigation provision and etc.

(3)	Miscellaneous expense includes disposal costs due to blackout, additions to litigation provision and etc.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

36.    Financial Income and Expense

Financial income and expense for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Finance income
Interest income	￦	66,411	80,154
Dividend income		2,381	216
Foreign exchange differences		485,411	598,986
Gain from derivative instruments		6,163	4,409
Other		204	5,944

		560,570	689,709

Finance expense
Interest expenses		(256,623)	(317,926)
Foreign exchange differences		(391,071)	(335,468)
Loss from derivative instruments		(99,635)	(18,730)
Loss on redemption of debentures		—	(10,470)

		(747,329)	(682,594)

Net finance income (expense)	￦	(186,759)	7,115

37.    Income Tax

Income tax expense (benefit) for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	22,728	29,555
Adjustments in respect of prior years		(1,588)	(657)

Total current tax		21,140	28,898

Deferred tax:
Origination and reversal of temporary differences		180,928	(69,404)

Total deferred tax		180,928	(69,404)

Income tax expense (benefit)	￦	202,068	(40,506)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

37.    Income Tax,  continued

The tax on the Group’s profit (loss) before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to the profits of the consolidated entities as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Profit (loss) before tax	￦	3,074,925	(199,301)

Tax calculated at domestic tax rates applicable to profits in the respective countries		744,847	(89,590)
Tax effects of:
Tax-exempt income		76	(469)
Non-deductible expenses		13,545	4,123
Change in unrecognized deferred tax assets		(558,546)	42,603
Others		2,146	2,827

Income tax expense (benefit)	￦	202,068	(40,506)

The income taxes recorded directly in equity for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Recognized in other comprehensive income: Gains (loss) of valuation of available-for-sale financial assets	￦	311	(330)

The income taxes (charged)/credited directly to equity as of December 31, 2013 and 2012, are as follows:

	2013				2012 (Unaudited)
	Before Tax		Tax (Charge) Credit	After Tax	Before Tax	Tax (Charge) Credit	After Tax
	(In millions of won)
Given on valuation of available-for-sale financial assets	￦	10,825	(3,001)	7,824	11,791	(3,312)	8,479
Remeasurements of the net defined benefit liability		(185,677)	—	(185,677)	(202,090)	—	(202,090)

	￦	(174,852)	(3,001)	(177,853)	(190,299)	(3,312)	(193,611)

38.    Earnings (Loss) per Share

Basic earnings (loss) per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

38.    Earnings (Loss) per Share,  continued

Basic earnings (loss) per share for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won except for shares and per share amounts)
Profit (loss) attributable to ordinary shareholders	￦	2,872,470	(158,886)
Weighted average number of ordinary shares outstanding(1)		710,200,891	681,854,577

Basic earnings (loss) per share	￦	4,045	(233)

(1)	Weighted average number of ordinary shares outstanding is calculated as follows:

	2013	2012 (Unaudited)
	(In shares)
Weighted average number of ordinary shares outstanding	694,155,767	592,171,582
Exercise of conversion rights	16,045,124	10,385
Exercise of stock options	—	66,872
Issuance of share capital	—	89,605,738

Adjusted number of ordinary shares outstanding	710,200,891	681,854,577

Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has potentially dilutive ordinary shares: convertible bond. The convertible bond is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense and foreign exchange differences less the tax effect.

	2013		2012 (Unaudited)
	(In millions of won except for shares and per share amounts)
Profit (loss) attributable to ordinary shares	￦	2,872,470	(158,886)
Add : Convertible bond related benefits		—	(438)

Adjusted profit attributable to ordinary shares		2,872,470	(159,324)
Adjusted weighted average number of ordinary shares outstanding(1)		710,200,891	682,727,787

Diluted profit (loss) per share	￦	4,045	(233)

The effect of the convertible bond related benefits is anti-dilutive for 2013.

(1)	Adjusted weighted average number of ordinary shares outstanding is calculated as follows:

	2013	2012 (Unaudited)
	(In shares)
Weighted average number of ordinary shares outstanding	710,200,891	681,854,577
Convertible bond	—	873,210

Adjusted weighted average number of ordinary shares outstanding	710,200,891	682,727,787

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

39.    Related Party Transactions

Details of associate, joint venture and other related parties as of December 31, 2013, is as follows:

Type	Investee
Associate	Siliconfile Technologies Inc.
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which have control over SK Telecom Co., Ltd., SK C&C Company Ltd., which are controlled by the same key management personnel of the Group, and their subsidiaries.

Significant transactions for the years ended December 31, 2013 and 2012, are as follows:

	2013
	Company	Sales		Purchase	Asset acquisition
		(In millions of won)
Associate	Siliconfile Technologies Inc.	￦	100,975	1,585	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		61,368	581,374	—
	SK Telecom		954	2,811	230
	SK Holdings Co., Ltd.(1)		—	20,583	—
	SK C&C Co., Ltd.		150	22,374	30,522
	SK Engineering & Construction Co., Ltd.		637	12,056	166,423
	SK Energy Co., Ltd.		13,103	28,258	—
Other related parties	SK Networks Co., Ltd.(2)		—	927	112,360
	Ko-one energy service Co., Ltd.		—	20,452	—
	SK solmics Co., Ltd.		—	24,041	300
	Chungcheong energy service Co., Ltd.		—	28,231	—
	HAPPYNARAE Co., Ltd.		62	59,624	7,763
	Others		261	9,095	332

		￦	177,510	811,411	317,930

(1)	The Group entered into a contract with SK Holdings Co., Ltd. under which the Group pays royalty on the SK brand in proportion to sales amount from March 2012 to December 2014. For the year ended December 31, 2013, royalty on use of SK brand amounted to ￦18,251 million.

(2)	The Group acquired 5,745 shares of Sky Property Management Ltd. at ￦112,360 million from SK Networks Co., Ltd., a related party, during 2013, and recognized them as available-for-sale securities as of December 31, 2013 (Note 15).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

39.    Related Party Transactions,  continued

	2012 (Unaudited)
	Company	Sales		Purchase	Asset acquisition
		(In millions of won)
Associate	Siliconfile Technologies Inc.	￦	107,132	931	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		67,662	625,657	17,168
	SK Telecom		1,196	812	—
	SK Holdings Co., Ltd.(2)		—	7,860	—
	SK C&C Co., Ltd.		43	3,240	15,825
	SK Engineering & Construction Co., Ltd		—	—	1,817
Other related parties(1)	Ko-one energy service Co., Ltd.		—	34,286	—
	SK solmics Co., Ltd.		—	8,967	387
	Chungcheong energy service Co., Ltd.		—	18,381	—
	HAPPYNARAE Co., Ltd.		36	24,271	563
	Others		135	4,128	1,015

		￦	176,204	728,533	36,775

(1)	Transactions that occurred after February 14, 2012, the date when SK telecom Co., Ltd. obtained significant influence over the Group.

(2)	The Group entered into a contract with SK Holdings Co., Ltd. under which the Group pays royalty on the SK brand in proportion to sales amount from March 2012 to December 2014. For the year ended December 31, 2012, royalty on use of SK brand amounted to ￦7,860 million (unaudited).

The balances of significant transactions as of December 31, 2013 and 2012, are as follows:

	2013
	Company	Trade receivables and others		Loan	Other payables	Borrowings
		(In millions of won)
Associate	Siliconfile Technologies Inc.	￦	18,102	—	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		11,356	—	2,828	101,093
	SK Telecom		—	—	419	—
	SK Holdings Co., Ltd.		—	—	2,332	—
	SK C&C Co., Ltd.		11	—	25,388	—
Other related parties	SK Engineering & Construction Co., Ltd		234	—	82,238	—
	SK energy Co., Ltd.		76	—	5,802	—
	SK Networks Co., Ltd.		—	—	78	—
	SK solmics Co., Ltd.		—	—	3,116	—
	Chungcheong energy service Co., Ltd.		—	—	3,102	—
	HAPPYNARAE Co., Ltd.		22	—	13,670	—
	Others		—	—	1,579	—

		￦	29,801	—	140,552	101,093

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

39.    Related Party Transactions,  continued

	2012 (Unaudited)
	Company	Trade receivables and others		Loan	Other payables	Borrowings
		(In millions of won)
Associate	Siliconfile Technologies Inc.	￦	26,299	—	1	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		9,515	—	46,670	179,204
	SK Telecom		887	—	287	—
	SK C&C Co., Ltd.		47	—	7,590	—
Other related parties	SK Engineering & Construction Co., Ltd		—	—	1,344	—
	SKC solmics Co., Ltd.		—	—	2,353	—
	Chungcheong energy service Co., Ltd.		—	—	2,927	—
	HAPPYNARAE Co., Ltd.		14	—	8,983	—
	Others		—	—	558	—

			￦36,762	—	70,713	179,204

Key management compensation

Key management includes the chief executive officer, subsidiary’s executives, directors and internal auditors. The compensation paid to key management for employee services for the years ended December 31, 2013 and 2012, are as follows:

	Details	2013		2012 (Unaudited)
		(In millions of won)
Short-term employee benefits	Wages, salaries, bonus and other	￦	30,909	23,157
Post-employment benefits	Retirement payment and other		4,546	2,859
Other long-term benefits	Long-term employment allowance		6	1

		￦	35,461	26,017

Guarantees provided to others

Details of guarantees provided to others as of December 31, 2013, is as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 28	Guarantees for employees’ borrowings relating to employee stock ownership

40.    Commitments and Contingencies

Significant pending litigations and claims of the Group as of December 31, 2013

The Group is involved in various alleged patent infringement claims and litigation. No provisions have been made as management believes it not likely an outflow of Group resources will be required to settle these matters.

Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid in a lump sum or running basis in accordance with the respective agreements. Lump-sum royalties are expensed over the contract period using the straight-line method.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

40.    Commitments and Contingencies,  continued

Contract for supply of industrial water

In March 2001, the Group and Veolia Water Industrial Development Co., Ltd. (“VWID”) entered into a contract for the purpose of purchasing industrial water from VWID for 12 years from March 2001 to March 2013. In December 2006, the contract was extended to March 2018, and subsequently amended due to the establishment of additional plants. According to the amended contract, the Group is obligated to pay base service charges which are predetermined and additional service charges which are variable according to the amount of water used.

Post- process service contract with HITECH

The Parent Company entered into an agreement with HITECH to be provided with post-process service by HITECH. In addition, HITECH entered into agreements to purchase corresponding machinery from the Parent Company and its subsidiary, SKHYMC. According to the contract, HITECH should use the machinery only for the purpose of providing the post-process service to the Group exclusively for the five years from its establishment. In 2011, the Parent Company entered into an additional contract for the purpose of module service and HITECH purchased corresponding machinery from the Parent Company. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH.

Assets provided as collateral

Details of assets provided as collateral as of December 31, 2013, is as follows:

	Book value		Pledged amount	Remark
	(In millions of won)
Land	￦	36,013
Buildings		86,233	1,438,844	Borrowing
Machinery		1,392,404

	￦	1,514,650	1,438,844

Other than the above assets provided as collateral, the finance lease assets of the Group are pledged as collateral for the finance lease liabilities in accordance with finance lease contract.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

40.    Commitments and Contingencies,  continued

Financing agreements

Details of credit lines with financial institutions as of December 31, 2013, is as follows:

	Financial Institution	Commitment	Cur.	Amount
	(In millions of dollars, won and renminbi)
The Parent Company	Korea Exchange	Import finance like usance	USD	440
	Bank and Other	Export finance like bills bought	USD	375
		Comprehensive limit contract about Import & Export	USD	1,200
		Export trade receivables discounting agreements(1)	USD	90
		Trade receivables discount agreement	KRW	100,000
SK hynix Semiconductor	Agricultural Bank	Import finance like usance	RMB	1,530
(China) Ltd. (SKHYCL)	of China and other		USD	1,180
SK hynix America Inc. (SKHYA) and other sales entities	Citibank and other	Accounts receivable factoring contracts which have no right to recourse	USD	883

(1)	Discount of trade receivables is only applicable to trade receivables from the customers, which were designated and authorized at the export trade receivables discounting agreements.

Details of guarantees provided to others as of December 31, 2013, is as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 28	Guarantees for employees’ borrowings relating to employee stock ownership

Capital commitments

As of December 31, 2013, the Group has ￦385,106 million (2012: ￦114,610 million unaudited) of commitments in relation to the capital expenditures on tangible assets.

41.    Derivative Financial Instruments

The Group has managed foreign exchange risk and cash-flow interest risk through interest and principal swaps, forward exchange, interest swap and currency option, and other derivative instruments. In addition, the Group bifurcated convertible options and separately accounted for these as derivative instruments which were embedded in the foreign convertible bond. The Group recognized those options at fair value and resulting gain or loss is reflected in current operations.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

41.    Derivative Financial Instruments,  continued

Details of derivative financial assets and liabilities as of December 31, 2013 and 2012, are as follows:

	2013			2012 (Unaudited)
	Assets		Liabilities	Assets	Liabilities
	(In millions of won)
Current
Interest rates swap	￦	—	2,194	—	3,256
Embedded derivatives		—	—	—	13,764

		—	2,194	—	17,020

Non-current
Interest rates swap		272	245	198	1,615
Embedded derivative instruments		—	106,849	—	—

		272	107,094	198	1,615

		￦272	109,288	198	18,635

Details of gains and losses from derivative instruments during the years ended December 31, 2013 and 2012, are as follows:

	2013
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Foreign currency forward contract	￦	—	—	3,630	5,308
Interest rates swap		2,507	—	26	1,242
Embedded derivative instruments		—	93,085	—	—

	￦	2,507	93,085	3,656	6,550

	2012 (Unaudited)
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Foreign currency forward contract	￦	—	—	913	4,924
Interest and principal swap		—	—	1,450	4,030
Interest rates swap		1,359	613	675	1,858
Embedded derivative instruments		—	7,305	12	—

	￦	1,359	7,918	3,050	10,812

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

42.    Cash Generated from Operations

Reconciliations between operating profit and net cash inflow from operating activities for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Profit (loss) for the year	￦	2,872,857	(158,795)
Income tax expense (benefit)		202,068	(40,506)
Defined benefit cost		125,495	107,730
Depreciation		2,922,245	3,057,856
Amortization		156,276	145,698
Loss on foreign currency translation		24,415	24,597
Interest expenses		256,623	317,926
Gain on foreign currency translation		(94,175)	(211,345)
Interest income		(66,411)	(80,154)
Loss on derivative instruments		93,472	14,321
Gain on equity method investments		(19,256)	(16,713)
Loss on impairment of property, plant and equipment		101,532	—
Others		15,205	22,050
Changes in operating assets and liabilities
Increase in trade receivables		(278,141)	(322,127)
Decrease (increase) inventories		333,179	(335,580)
Decrease (increase) in other receivables		(249,778)	69,539
Increase (decrease) in trade payables		113,552	(374)
Increase (decrease) in other payables		74,666	(56,749)
Increase (decrease) in provision		(127,052)	1,446
Payment of defined benefit liability		(45,171)	(69,161)
Increase in other non-trade payables		309,974	26,604
Others		(200,022)	(75,369)

Cash generated from operations	￦	6,521,553	2,420,894

Details of significant transaction without inflows and outflows of cash for the years ended December 31, 2013 and 2012, are as follows:

	2013		2012 (Unaudited)
	(In millions of won)
Exercise of conversion rights	￦	432,878	266
Transferred to non-current convertible bond due to expiration of early redemption rights		486,569	—
Acquisition of property, plant and equipment subject to finance lease agreements		—	216,682

43.    Transactions with Non-controlling Interests (Unaudited)

On September 30, 2012, the Parent Company acquired the non-controlling interest of domestic subsidiaries. The difference between carrying amount of the non-controlling interests in domestic subsidiaries and consideration paid to the owners of non-controlling interest amounted to ￦76 million and was charged to capital (Note 28).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

44.    Business Combinations (Unaudited)

The Group acquired 100% of the share capital of SK hynix memory solutions Inc. (SKHMS) (formerly, Link_A_Media Devices Corporation(“LAMD”)), which is a Nand Flash controller developer, located in United States for ￦282,293 million and obtained control over SKHMS in August 2012.

The goodwill amounting to ￦261,047 million arising from the acquisition is attributable to the synergy benefits based on decrease in R&D expenses and expected increase in sales as a result of acquisition of SKHMS.

The following table summarizes the consideration paid for SKHMS, the fair value of assets acquired and liabilities assumed at the acquisition date:

	Amount
	(In millions of won)
Consideration	￦	282,293
Recognized amounts of identifiable assets acquired and liabilities assumed(1)
Current assets
Cash and cash equivalents		4,542
Trade receivables(2)		650
Inventories		14
Other current assets		822
Non-current assets
Property, plant and equipment		1,621
Intangible assets		24,105
Other non-current assets		83
Current liabilities
Trade payables		6,574
Other current liabilities		3,627
Non-current liabilities		390

Fair value of net identifiable assets	￦	21,246

Goodwill		261,047

(1)	Assets acquired and liabilities assumed were measured at their fair values.

(2)	The gross contractual amount for trade accounts receivable due is ￦650 million and none of these is expected to be uncollectible.

The acquisition-related costs amounting to ￦5,669 million were all expensed for the year ended December 31, 2012.

The sales revenue of SKHMS included in the consolidated statement of comprehensive income after acquisition date was ￦4,289 million. SKHMS also contributed a net loss of ￦5,802 million over the same period.

Had SKHMS been consolidated from January 1, 2012, the sales of ￦13,490 million and net loss of ￦27,240 million would have been included in the consolidated statement of comprehensive income.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Sung Min Ha
Name:	Sung Min Ha
Title:	President & Chief Executive Officer

Date: April 30, 2014