Form 20-F
period 2014-12-31
SK TELECOM CO LTD
filed 2015-04-30
CIK 1015650

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

All references to “MHz” contained in this annual report shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to “GHz” shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to “Mbps” shall mean one million bits of information per second. All references to “GB” shall mean gigabytes, which is one billion bytes. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to “Won,” or “￦” in this annual report are to the currency of Korea, all references to “Dollars” or “US$” are to the currency of the United States of America, all references to “CHF” or “Franc” are to the currency of Switzerland, all references to “MYR” are to the currency of Malaysia, all references to “euro” or “€” are to the currency of the European Union and all references to “Australian Dollars” or “AUD” are to the currency of the Commonwealth of Australia.

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012 included in this annual report.

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

•

our plans for capital expenditures in 2015 for a range of projects, including investments to improve our LTE network and launch our LTE-A services, investments to maintain our wide-band code division multiple access (“WCDMA”) network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our business-to-business (“B2B”) solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing and providing wireless data, multimedia, mobile commerce and Internet services;

•

our ability to comply with governmental rules and regulations, including the regulations of the Government related to telecommunications providers, the Mobile Device Distribution Improvement Act (“MDDIA”), rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act (the “Fair Trade Act”) and the effectiveness of steps we have taken to comply with such regulations;

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

•	the success of our various joint ventures and investments;

•	our ability to successfully manage our acquisition in 2012 of a stake in SK hynix Inc. (known as Hynix Semiconductor Inc. at the time of such acquisition, “SK Hynix”), a memory-chip maker;

•	our ability to successfully manage our investments in various overseas businesses;

•	our ability to successfully enter and operate in new business areas, including the platform, B2B solutions and healthcare businesses;

•	our ability to successfully attract and retain subscribers; and

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

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

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating income in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating income in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. For additional information, see “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

	Year Ended December 31,
	2014		2013		2012		2011		2010
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	17,220.3	￦	16,677.0	￦	16,343.3	￦	15,852.8	￦	15,473.4
Revenue		17,163.8		16,602.1		16,141.4		15,803.2		15,392.7
Other income		56.5		74.9		201.9		49.6		80.7
Operating Expense		15,612.4		15,098.6		14,605.6		13,690.1		13,139.3
Operating Income		1,607.8		1,578.4		1,737.6		2,162.7		2,334.1
Profit before Income Tax		2,253.8		1,827.1		1,519.4		2,212.3		2,363.5
Profit from Continuing Operations		1,799.3		1,426.3		1,231.2		1,610.3		1,813.8
Profit (Loss) from Discontinued Operation, net of income taxes		—		183.2		(115.5)		(28.3)		(36.1)
Profit for the Year		1,799.3		1,609.5		1,115.7		1,582.1		1,766.8
Basic Earnings per Share(1)		25,154		23,211		16,525		22,848		25,598
Diluted Earnings per Share(2)		25,154		23,211		16,141		22,223		24,942
Basic Earnings per Share from Continuing Operations(1)		25,154		20,708		18,015		23,339		24,843
Diluted Earnings per Share from Continuing Operations(2)		25,154		20,708		17,583		22,699		24,208
Dividends Declared per Share (Won)		9,400		9,400		9,400		9,400		9,400
Dividends Declared per Share (US$)(3)		8.6		8.9		8.8		8.1		8.3
Weighted Average Number of Shares		70,936,336		70,247,592		69,694,999		70,591,937		71,942,387

	As of December 31,
	2014		2013		2012		2011		2010
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	￦	(337.2)	￦	(945.8)	￦	(880.5)	￦	(556.1)	451.8
Property and Equipment, Net		10,567.7		10,196.6		9,712.7		9,031.0	8,153.4
Total Assets		27,941.2		26,576.5		25,595.6		24,366.0	23,132,4
Non-current Liabilities(5)		7,272.7		6,340.7		6,565.9		4,959.7	4,522.2
Share Capital		44.6		44.6		44.6		44.6	44.6
Total Equity		15,248.3		14,166.6		12,854.8		12,732.7	12,408.0

	Year Ended December 31,
	2014		2013		2012		2011		2010
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	￦	3,008.0	￦	2,879.1	￦	3,394.3	￦	2,960.6	￦	2,142.3
R&D Expense(7)		397.8		363.7		346.3		295.9		355.9
Depreciation and Amortization Expense		2,714.7		2,661.6		2,421.1		2,286.6		2,118.4
Net Cash Provided by Operating Activities		3,677.4		3,558.6		3,999.7		6,306.4		4,343.4
Net Cash Used in Investing Activities		(3,683.2)		(2,506.5)		(5,309.6)		(4,239.1)		(2,339.0)
Net Cash Provided by (Used in) Financing Activities		(559.4)		(573.2)		585.3		(1,079.3)		(2,246.1)
Margins (% of total sales):
Operating Margin(8)		9.3%		9.5%		10.6%		13.6%		15.0%
Net Margin(8)		10.4%		9.7%		6.8%		9.9%		11.3%

	As of or for the Year Ended December 31,
	2014	2013	2012	2011	2010
SELECTED OPERATING DATA
Population of Korea (in millions)(9)	51.3	51.1	50.9	50.7	50.5
Our Wireless Penetration(10)	55.7%	53.5%	52.9%	52.3%	50.9%
Number of Employees(11)	25,689	23,789	22,148	20,955	20,143
Wireless Subscribers(12)	28,613,341	27,352,482	26,961,045	26,552,716	25,705,049
Average Monthly Outgoing Voice Minutes per Subscriber(13)	195	182	179	192	199
Average Monthly Churn Rate(14)	2.0%	2.3%	2.6%	2.7%	2.7%
Cell Sites	50,158	44,764	35,584	21,999	17,483

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(3)	The Dollar amounts shown for the years ended December 31, 2014. 2013, 2012, 2011 and 2010 were translated at the rate of Won 1,090.9 to US$1.00, Won 1,055.3 to US$1.00, Won 1,063.2 to US$1.00, Won 1,158.5 to US$1.00 and Won 1,130.6 to US$1.00, respectively, the noon buying rates in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(19) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Consists of research and development costs that are expensed and costs that are amortized during the respective period as well as donations to Korean research institutions and educational organizations in 2012, 2011 and 2010 of Won 4.0 billion, Won 20.0 billion and Won 81.6 billion, respectively.

(8)	Operating revenue and other income and operating income used in the calculation of these ratios exclude the operating revenue and other income and operating income from discontinued operations.

(9)	Population numbers reflect the number of registered residents as published by the Ministry of Government Administration and Home Affairs of Korea.

(10)	Wireless penetration is determined by dividing our subscribers by total estimated population, as of the end of the period.

(11)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(12)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2014, 2013, 2012 and 2011 include 2,141,172 subscribers, 1,066,848 subscribers, 406,018 subscribers and 55,449 subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(13)	The average monthly outgoing voice minutes per subscriber is derived by dividing the total minutes of outgoing voice usage for the period by the monthly average number of subscribers for the period, then dividing that number by the number of months in the period. The monthly average number of subscribers is derived by dividing (i) the sum of the average number of SK Telecom subscribers for each month in the period, calculated as the average of the number of SK Telecom subscribers on the first and last days of the relevant month, by (ii) the number of months in the period.

(14)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next generation service, such as LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this annual report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2
2013	1,055.3	1,094.7	1,161.3	1,050.1
2014	1,090.9	1,052.3	1,117.7	1,008.9

	Past Six Months
	High	Low
	(Won per US$1.00)
October 2014	1,074.4	1,043.9
November 2014	1,114.7	1,077.0
December 2014	1,117.7	1,080.8
January 2015	1,109.1	1,075.3
February 2015	1,112.8	1,086.8
March 2015	1,135.7	1,095.7
April 2015 (through April 24)	1,100.4	1,075.9

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 24, 2015, the noon buying rate was Won 1,075.9 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Prior to April 1996, we were the only wireless telecommunications service provider in Korea. Since then, several new providers have entered the market, offering wireless voice and data transmission services that compete directly with our business. The collective market share of these other providers amounts to approximately 50.0%, in terms of numbers of wireless subscribers, as of December 31, 2014. Since 2000, there has also been considerable consolidation in the wireless telecommunications industry, resulting in the emergence of stronger competitors, including the merger of KT Freetel Co., Ltd. (“KTF”), one of our principal wireless competitors before the merger, into KT Corporation (“KT”), Korea’s principal fixed-line operator, in June 2009 and the merger in January 2010 of LG DACOM Corporation and LG Powercomm Co., Ltd. into LG Telecom Co., Ltd. (“LG Telecom”), which subsequently changed its name to LG Uplus Corp. (“LG U+”). Such consolidation has created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our business offerings. In addition, our broadband Internet access service provided through SK Broadband Co., Ltd. (“SK Broadband”) (formerly, Hanarotelecom Incorporated) competes with other providers of Internet access services, including KT, LG U+ and cable companies, and our fixed-line telephone service provided through SK Broadband competes with KT, as well as providers of voice over Internet protocol (“VoIP”) services. Future business combinations and alliances in the telecommunications industry may also create significant new competitors or enhance the abilities of our current competitors to offer more competitive services and could harm our business and results of operations.

Continued competition from the other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2014, the churn rate in our wireless telecommunications business ranged from 1.7% to 2.3%, with an average churn rate of 2.0%, which was a decrease from 2.3% in 2013. Intensification of competition in the future may cause our churn rates to increase. The increased competition may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

In 2007, the KCC introduced certain regulations to allow telecommunication service providers to bundle their services as well as allow our competitors to employ services provided by us so that they can offer similar discounted package services. Competition intensified as licensed transmission service providers were permitted to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses. Moreover, beginning in September 2010, we were required to lease our networks to any MVNO at such MVNO’s request, at a rate mutually agreed upon that complies with the standards set by the KCC, which remain effective. To date, ten MVNOs have commenced providing wireless telecommunications services using the networks leased from us. Furthermore, CJ HelloVision Co., Ltd. commenced providing wireless voice and data transmission services as an MVNO using the networks leased from KT in January 2012. In addition, other companies may enter the telecommunications service market by applying for the required licenses from the MSIP. For example, between 2010 and 2014, Korea Mobile Internet and Internet Space Time Co., Ltd. applied for such licenses multiple times but all of their applications were either rejected or withdrawn. We believe the introduction of bundled services and the entrance of MVNOs or another wireless telecommunications service provider into the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

Increasingly, our wireless and fixed-line voice and text message services also face competition from companies that provide voice and text message services over the fixed-line or mobile Internet such as Skype, Kakao

Talk and Line, some without charging a fee for such services. This trend could negatively impact customer demand for our voice and text message services and may have a material adverse effect on our results of operations, financial position and cash flows.

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

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless telecommunications industry will likely have a material adverse effect on our financial condition, results of operation, cash flows and business.

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to WCDMA, which is the third generation technology implemented by us, and to LTE technology, which is generally referred to as a fourth generation technology. We commenced commercial LTE services in July 2011 at the same time with LG U+, while KT commenced its commercial LTE services in January 2012. In June 2013, we commenced providing commercial LTE-A services using carrier aggregation technology which combines spectrum frequencies to improve data transmission speeds and since then, we have continued to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. KT and LG U+ have also launched similar LTE-A services around the same time as us. The more successful operation of an LTE network or development of improved LTE technology by a competitor, including better market acceptance of a competitor’s LTE services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our LTE network or our other businesses.

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

We have made, and intend to continue to make, capital investments to develop, launch and enhance our LTE service, including launching LTE-A services. In 2014, 2013 and 2012, we spent Won 1,357.2 billion, Won 1,439.4 billion and Won 1,767.1 billion, respectively, in capital expenditures to build and enhance our LTE network. We plan to make further capital investments related to our LTE and LTE-A services in the future. Our LTE-related investment plans are subject to change, and will depend, in part, on market demand for LTE and LTE-A services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for our LTE or LTE-A services, as a result of competition or otherwise, to permit us to recoup or profit from our LTE-related capital investments.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

We seek growth through investments in new businesses. While we believe that entering into new businesses enables us to diversify our business portfolio, we may be exposed to additional risks. For example, in February 2012, we acquired a 21.1% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. Since the memory semiconductor industry in which SK Hynix operates is subject to cyclical fluctuations, our financial condition and results of operations may be adversely affected by a downturn in the memory semiconductor industry.

From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions, and is subject to intense competition. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Since our share of any net losses incurred by SK Hynix would be reflected in our income statement as share of losses related to investments in associates, any significant loss of SK Hynix could have a material adverse effect on our results of operations.

We also continue to seek other opportunities to expand our business abroad, as such opportunities present themselves. These global businesses may require further investment from us. For a more detailed description of our investments in our global business, see “Item 4.B. Business Overview — Global Business.”

We believe that we must continue to make significant investments to build, develop and broaden our existing businesses. Entering into new businesses and regions in which we have limited experience may require us to make substantial investments, and despite such investments, we may still be unsuccessful in these efforts to expand and diversify. We might not be able to recoup or profit from our investments in new businesses and regions. For example, in November 2010, we invested approximately US$60 million in LightSquared Inc. (“LightSquared”), which planned to build a wholesale wireless broadband network in the United States. However, LightSquared is currently in bankruptcy proceedings in the United States pursuant to Chapter 11 of the U.S. Bankruptcy Code. In addition, when we enter into these businesses and regions with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses and regions.

We may fail to successfully integrate our new acquisitions and joint ventures and may fail to realize the anticipated benefits.

We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. In 2014, we acquired a 66.7% interest in Neosnetworks Co., Ltd. (“Neosnetworks”), a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate purchase price of approximately Won 24.0 billion and a 49.0% equity stake in Iriver Ltd. (“Iriver”), a manufacturer of digital audio players and other portable media devices, for an aggregate purchase price of approximately Won 54.5 billion. In 2014, SK Planet acquired (through its 95.2%-owned subsidiary) a 100.0% ownership interest in Shopkick Inc. (“Shopkick”), a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Businesses and Global Expansion and Other Needs.”

While we are hoping to benefit from a range of synergies from the acquisitions as well as develop new growth engines for our business, we may not be able to integrate our new businesses and may fail to realize the expected benefits in the near term, or at all.

Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIP and the historical population data published by the Ministry of Government Administration and Home Affairs, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2014 was approximately 111.5%, which is relatively high compared to many industrialized countries. Therefore, the penetration rate for wireless telecommunications service in Korea will not grow significantly. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the network. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 40 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has recently been a major factor for the high utilization of our bandwidth. This trend has been offset in part by the implementation of new technologies, such as our tri-band LTE-A technology, which enables more efficient usage of our bandwidth than was possible on our basic LTE network. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless telecommunications services. Growth of our wireless telecommunications business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless telecommunications business. Furthermore, we may be required to pay a substantial amount to acquire bandwidth capacity in order to meet increasing bandwidth demand, which may adversely affect our financial condition and results of operations.

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

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 3,008.0 billion for capital expenditures in 2014. We expect to spend less for capital expenditures in 2015 compared to 2014 for a range of projects, including investments to improve our LTE network and launch our LTE-A services, investments to maintain our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our B2B solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course.

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

As of December 31, 2014, we had approximately Won 1,755.5 billion in contractual payment obligations due in 2015, almost all of which involve repayment of debt obligations. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Our business relies on technology developed by us, and our business will suffer if we are unable to protect our proprietary rights.

We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China and the United States, and in Europe. In addition to active research and development efforts, our success depends in part on our ability to obtain patents and other intellectual property rights covering our services.

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

Our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. For example, in July 2011, there was a leak of personal information of subscribers of the NATE and Cyworld websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. Various lawsuits have been filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to three of the lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of March 31, 2015, nineteen of the lawsuits, seeking damages of approximately Won 1.2 billion in aggregate, were pending at various district courts, various high courts and the Supreme Court of Korea. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

Labor disputes may disrupt our operations.

Although we are not experiencing any significant labor disputes, there can be no assurance that we will not experience labor disputes in the future, including protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

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

Under the Labor Standards Act, an employee’s “ordinary wage” is a key legal construct used to calculate many statutory benefits and entitlements in Korea. Increasing or decreasing the amount of compensation included in employees’ ordinary wages has the effect of increasing or decreasing the amounts of various statutory entitlements that are calculated based on “ordinary wage,” such as overtime premium pay. Under guidelines previously issued by the Ministry of Employment and Labor (formerly the Ministry of Labor), an employee’s ordinary wage included base salary and certain fixed monthly allowances. Prior to the Supreme Court of Korea’s decision described below, we and other companies in Korea had, in reliance on these guidelines, excluded from the scope of ordinary wages, fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or biannual basis.

On December 18, 2013, the Supreme Court of Korea ruled that regular bonuses (including those that are paid other than on a monthly basis) shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement which attempts to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that employees’ claims for underpayments during the past three years (within the statute of limitations) due to failure to include a regular bonus in employees’ ordinary wages, may be denied based on principles of good faith if (i) there has been an agreement between the employer and employees that the regular bonus shall be excluded from employees’ ordinary wages in determining the total amount of wages, (ii) such claims, if successful, would result in further wage payments that far exceed the total amount of wages agreed between the employer and employees, and (iii) such payments would cause an unexpected financial burden to the employer leading to material managerial difficulty or a threat to the employer’s existence. These principles of good faith, however, do not apply to an agreement on wages entered into between the employer and employees after December 18, 2013, the date of the above decision of the Supreme Court of Korea.

We anticipate that this decision will result in additional labor costs for us in the form of additional payments required under the expanded scope of ordinary wages, both those incurred during the past three years and those to be incurred in the future. Any such additional payments may have an adverse effect on our financial condition and results of operation.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation. When the current president Park Geun-hye took office in February 2013, she announced that the Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand MVNO and mobile VoIP (“m-VoIP”) service, (3) intensify regulations on handset subsidies and (4) construct a data-based tariff system.

Pursuant to the above policy objectives, the MSIP discussed with us, KT and LG U+ gradually reducing and abolishing initial subscription fees by 2015. Accordingly, we gradually reduced our initial subscription fees by 40% in August 2013 and again by an additional 50% in August 2014. Starting in November 2014, we ceased charging initial subscription fees to new subscribers. KT and LG U+ also gradually reduced the initial subscription fees that they charge and have ceased charging initial subscription fees to new subscribers as of March 31, 2015. Similarly, the Government has periodically reviewed the tariffs charged by wireless telecommunications service providers and has, from time to time, suggested tariff reductions. Although these suggestions were not binding, we have implemented some tariff reductions in response to such recommendations. The MSIP may suggest other tariff reductions in the future and any further tariff reductions we make in response to such suggestion may adversely affect our results of operations.

In furtherance of the above policy objectives, the Government also enacted the MDDIA, which became effective on October 1, 2014. The MDDIA was enacted for the purpose of establishing a transparent and fair distribution practice for mobile devices, and it limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies, in an amount corresponding to such subsidies. It is difficult to estimate the impact the MDDIA will have on our results of operations as we believe the imposition of the MDDIA may affect the wireless telecommunications industry in various ways that we cannot fully predict, including the impact on our competitors and consumer behavior, which may have an adverse impact on our business. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. For example, the MIC adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing third generation (“3G”) services. The MSIP may impose similar restrictions on the choice of technology used in future telecommunications services, and it is possible that technologies promoted by the Government in the future may not provide the best commercial returns for us.

Furthermore, the Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Frequency Allocation.” The reallocation of the spectrum to our existing competitors could increase competition among wireless telecommunications service providers, which may have an adverse effect on our business.

Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIP, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. To date, ten MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

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

In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless telecommunications service providers while retaining the same mobile phone number. In addition, the MIC has also required all new subscribers to be given numbers with the “010” prefix starting January 2004, and it has been gradually retracting the mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services. The MSIP, which is pursuing the integration process, required all 3G and LTE service users to change their mobile telephone number prefix to “010” by December 31, 2013 as the next step in the “010” integration process. As a result, all 3G and LTE service users’ mobile telephone numbers start with the “010” prefix as of January 1, 2014. The MSIP plans to complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010.” Historically, “011” has had high brand recognition in Korea as the prefix for premium wireless telecommunications service. The Government’s adoption of the number portability system and the consolidation of the prefix numbers have resulted in and may continue to result in weakened customer loyalty, increased competition among wireless telecommunications service providers and higher costs of marketing, increased subscriber deactivations and increased churn rate, all of which had, and may continue to have, an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview — Subscribers — Number Portability.”

In addition, the MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. The KCC had the same authority in the previous Government and exercised such authority to suspend our business and impose fines on us. For example, in December 2013, the KCC imposed fines on each of us, KT and LG U+, which amounted to a combined amount of approximately Won 106 billion, which is the largest fine ever imposed by the KCC for providing discriminatory handset subsidies to subscribers. In March 2014, the MSIP imposed a suspension on each of us, KT and LG U+ from acquiring new subscribers for a period of 45 days, which is the longest suspension period imposed on us by the Government for providing discriminatory handset subsidies to subscribers. In addition, the MSIP announced that it plans to bring criminal charges with monetary fines of up to Won 150 million and up to three-years imprisonment against any carrier and responsible personnel that fails to adhere to the suspension or continues to offer illegal subsidies after the suspension is completed. The KCC also imposed an additional suspension of business on us for a period of seven days and on LG U+ for a period of 14 days and imposed a fine on each of us, KT and LG U+ for the same reason. On March 26, 2015, the KCC imposed a fine of Won 23.5 billion on us and imposed a suspension on acquiring new subscribers for a period of seven days for providing subsidies to subscribers in excess of the amounts permitted under the MDDIA. For more information about the penalties imposed for violating Governmental regulations, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC, KCC and MSIP Proceedings.” The revocation of our cellular licenses, suspension of our business or imposition of monetary penalties by the MSIP could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses, including our WCDMA, LTE and WiBro licenses.

We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIP as the “dominant network service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MSIP to raise our existing rates or introduce new rates. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.” The MSIP could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. The overall impact of these legislative and regulatory efforts on the global financial markets continues to be uncertain, and they may not have the intended stabilizing effects. While the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2015 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many other governments worldwide, in particular in Southern Europe and Latin America and the slowdown of economic growth in China and other major emerging market economies, as well as political instability in various countries in the Middle East and Northern Africa, including in Iraq, Syria and Yemen, as well as in the Ukraine and Russia. In light of the high level of interdependence of the global economy, these or other developments could potentially trigger another financial and economic crisis.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data — Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (“KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 2,147.67 on April 28, 2015, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea and other parts of the world including the recent Ebola outbreak;

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea.

There can be no assurance that the level of tension affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings Co., Ltd. (“SK Holdings”), is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2014, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2014, which we believe was 43.47%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2014, a foreign investment fund and its related parties collectively held a 1.1% stake in SK Holdings. We could breach the foreign ownership limitations if the number of common shares or ADSs owned by other foreign persons significantly increases.

If our aggregate foreign shareholding limit is exceeded, the MSIP may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15.0% or more of SK Holdings. Furthermore, if SK Holdings is considered a foreign shareholder, it will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIP will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. For a description of further actions that the MSIP could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.”

Sales of our shares by SK Holdings and/or other large shareholders may adversely affect the market value of our common shares and ADSs.

Sales of substantial amounts of our common shares, or the perception that such sales may occur, could adversely affect the prevailing market value of our common shares or ADSs or our ability to raise capital through an offering of our common shares.

As of December 31, 2014, SK Holdings owned 25.22% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 10,000,488 shares as of March 31, 2015, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable

Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. See “Item 10.B. Memorandum and Articles of Incorporation — Description of American Depositary Shares.” It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

We provide our wireless telecommunications services principally through backbone networks using CDMA, WCDMA and LTE technologies. Collectively, these networks can access approximately 99% of the Korean population. In addition, we also provide wireless broadband Internet access through our WiBro service. For a more detailed description of our backbone networks, see “— Digital Wireless Network” below. Our advanced and extensive wireless telecommunications infrastructure has enabled us to offer high-quality cellular voice transmission services at competitive prices, as well as to develop and deploy an increasingly sophisticated range of wireless data and multimedia products and services, including wireless Internet services, in step with technological advancements and growing consumer demand. We believe our network infrastructure also provides us with a competitive advantage in pioneering new business opportunities created by digital convergence.

As of December 31, 2014, we had approximately 28.6 million wireless subscribers throughout Korea, including the number of MVNO subscribers leasing our networks, of which 26.3 million owned Internet-enabled handsets capable of accessing our wireless Internet services. As of December 31, 2014, our share of the Korean wireless market was approximately 50.0%, based on number of subscribers, according to the MSIP. MVNOs leasing our networks had a total of 2.1 million subscribers, representing a market share of approximately 3.7%.

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In September 2009, we acquired additional shares of SK Broadband’s common stock, increasing our equity stake to 50.6%, which we intend to increase to 100.0% pursuant to a share exchange transaction described in “— Recent Developments” below. Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and Internet protocol TV (“IP TV”) services, as well as fixed-line telephone services. As of December 31, 2014, we had approximately 4.8 million broadband Internet access subscribers, 2.8 million IP TV subscribers and 4.8 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink Co., Ltd. (“SK Telink”)).

In September 2009, we completed the acquisition of the leased-line business and related ancillary businesses of SK Networks Co., Ltd. (“SK Networks”) for approximately Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. Historically, we have relied on KT and SK Networks to provide a substantial majority of the transmission lines we lease.

In February 2012, we acquired a 21.1% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

On March 31, 2015, we had a market capitalization of approximately Won 22.0 trillion (US$19.9 billion, as translated at the noon buying rate of March 31, 2015) or approximately 1.7% of the total market capitalization on the KRX KOSPI Market, making us the seventh largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

Recent Developments

On March 20, 2015, each of the board of directors of SK Telecom and SK Broadband resolved to approve a share exchange transaction (the “Share Exchange”) through which we plan to acquire all of the shares of SK Broadband that we do not otherwise own in exchange for our treasury shares such that SK Broadband will become our wholly-owned subsidiary. We believe that by SK Broadband becoming our wholly-owned subsidiary, we will be able to strengthen our competitiveness by improving management efficiency of, and maximizing synergies between, us and SK Broadband. The Share Exchange is currently scheduled for June 9, 2015, but remains subject to the approval of SK Broadband’s shareholders and our board of directors pursuant to applicable Korean law. In certain circumstances, the Share Exchange may require the approval of SK Telecom’s shareholders in lieu of the approval of our board of directors. We expect to exchange 2,471,883 treasury shares for the common shares of SK Broadband at a share exchange ratio of 1:0.0168936, subject to adjustments.

Upon the completion of the Share Exchange, (i) there will be no change in the share ownership interest of our existing shareholders, our corporate governance structure or our management, (ii) SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market and the NYSE and (iii) SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market of the Korea Exchange (the “KRX KOSDAQ Market”). For further details regarding the Share Exchange, refer to the Form 6-K furnished to the SEC on March 20, 2015 and the Form 6-K/A furnished to the SEC on April 8, 2015 as well as our Form CB filed with the SEC on April 21, 2015.

Korean Telecommunications Industry

Established in March 1984, we became the first wireless telecommunications service provider in Korea. We remained the sole provider of wireless telecommunications services until April 1996, when Shinsegi commenced cellular service. The Government began to introduce competition into the fixed-line and wireless telecommunications services markets in the early 1990’s. During this period, the Government allowed new competitors to enter the fixed-line sector, sold a controlling stake in us to the SK Group, and granted a cellular license to our first competitor, Shinsegi. In October 1997, three additional companies, KTF, LG Telecom and Hansol PCS, began providing wireless telecommunications services under Government licenses to provide wireless telecommunications services.

In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services providers merged. See “Item 4.B. Business Overview — Competition.”

There are currently three providers of wireless telecommunications services in Korea: our company, KT (into which KTF merged) and LG U+ (formerly, LG Telecom). According to the MSIP, as of December 31, 2014, the market share of the Korean wireless telecommunications market in terms of number of subscribers of KT and LG U+ was approximately 30.3% and 19.7%, respectively (compared to our market share of 50.0%), each including the number of MVNO subscribers leasing the respective networks. As of December 31, 2014, MVNOs had a combined market share of 8.0%, of which MVNOs leasing our networks represented 3.7%, MVNOs leasing KT’s networks represented 3.6% and MVNOs leasing LG U+’s networks represented 0.6%.

A one-way mobile number portability (“MNP”) system was first implemented in the beginning of January 2004 when our subscribers were allowed to transfer to KTF and LG Telecom. From July 2004, a two-way MNP system was implemented so that KTF subscribers could transfer to us and LG Telecom. A three-way MNP system has been in effect since January 2005 so that subscribers from each of the wireless telecommunications service providers may transfer to any other wireless telecommunications service provider. During 2014, 2013 and 2012, approximately 3.6 million, 4.2 million and 4.5 million, respectively, of our subscribers migrated to our competitors and approximately 3.4 million, 3.8 million and 4.5 million, respectively, of our competitors’ subscribers migrated to our service.

In January 2005, the Government granted each of us and KT a license to offer WiBro service.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 33.0 lines per 100 population as of December 31, 2014, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 111.5 subscribers per 100 population as of December 31, 2014. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2014	2013	2012	2011	2010
	(In thousands, except for per population amounts)
Population of Korea(1)	51,328	51,141	50,948	50,734	50,516
Wireless Subscribers(2)	57,208	54,681	53,624	52,507	50,767
Wireless Subscribers per 100 Population	111.5	106.9	105.3	103.5	100.5
Telephone Lines in Service(2)	16,939	17,620	18,261	18,633	19,273
Telephone Lines per 100 Population	33.0	34.5	35.8	36.7	38.2

(1)	Source: The Ministry of Government Administration and Home Affairs.

(2)	Source: MSIP.

The Korean telecommunications industry is one of the most developed in the world in terms of wireless penetration and in terms of the growth of wireless data services, including wireless Internet services. The wireless penetration rate, which is calculated by dividing the number of wireless subscribers by the population, was 111.5% as of December 31, 2014 and the number of wireless subscribers has increased from approximately 3.2 million in 1996 to approximately 57.2 million as of December 31, 2014.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999. All of the Korean wireless telecommunications service providers have developed extensive wireless Internet service portals.

As of December 31, 2014, approximately 52.8 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 40.6 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2014	2013	2012	2011	2010
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	52,833	50,858	50,420	49,297	48,085
Number of Smartphones	40,560	37,517	32,727	22,578	N/A
Total Number of Wireless Subscribers	57,208	54,681	53,624	52,507	50,767
Penetration of Wireless Internet-Enabled Handsets	92.4%	93.0%	94.0%	93.9%	94.7%
Penetration of Smartphones	68.2%	66.9%	61.0%	43.0%	N/A

Source:	MSIP.

N/A	= Not available.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency (“KISA”), the number of Internet users in Korea increased from approximately 3.1 million in 1998 to approximately 41.1 million as of July 2014, representing a 17.6% compound annual growth rate. From the end of 2005 to the end of 2014, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 19.2 million, representing a 5.2% compound annual growth rate. In connection with such growth in broadband Internet usage, the number of IP TV subscribers has also increased rapidly. The table below sets forth certain information regarding Internet users and broadband Internet access subscribers as of the dates indicated:

	As of December 31,
	2014		2013		2012		2011		2010
	(In thousands)
Number of Internet Users(1)	41,118	(2)	40,080	(2)	38,120	(2)	37,180	(2)	37,010	(3)
Number of Broadband Internet Access Subscribers(4)	19,199		18,738		18,253		17,860		17,224
Number of IP TV Subscribers(5)	10,840		8,738		6,457		4,894		3,646

(1)	Source: KISA.

(2)	As of July 2014, 2013, 2012 and 2011, respectively.

(3)	As of May 2010.

(4)	Source: MSIP. Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

(5)	Source: MSIP.

Item 4.B.	Business Overview

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

•

Broadband Internet, IP TV and fixed-line telephone services.    Through SK Broadband, we provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services. We also provide local, domestic long-distance and international long-distance fixed-line telephone services to residential and commercial subscribers.

•

New businesses.    We also strive to continually diversify our services by engaging in various new businesses that we believe are complementary to our existing product and service portfolio. The principal new businesses that we are engaged in include the following:

•	our platform business, which is operated by our wholly-owned subsidiary, SK Planet Co., Ltd. (“SK Planet”) and includes platforms such as 11th Street, Syrup, T Store, T-Map Navigation and Hoppin;

•	our B2B solutions business, through which we provide customized business solutions and applications to corporate customers;

•	our healthcare business; and

•

our other businesses, including our multimedia and audio/video product business through which we provide products such as smart beams, smart speakers and other audio products developed by Iriver, which we acquired in 2014.

We provide our wireless telecommunications services through our proprietary backbone networks based on CDMA, WCDMA and LTE technologies. We also offer wireless data transmission and wireless Internet access services through our WiBro network. For more information on our backbone networks, see “— Digital Wireless Network.”

Our Business Strategy

We believe that trends in the Korean telecommunications industry during the next decade will mirror those in the global market and will be characterized by rapid technological change, reduced regulatory barriers and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining and consolidating our leading position in the Korean market for wireless telecommunications services, including wireless voice and data transmission services, as well as by leveraging our competitive strengths to exploit new opportunities arising from increasing digital convergence and the globalization of the telecommunications market.

Our principal strategies are to:

•

Enhance the technical capabilities of our wireless networks to improve data transmission speed and service quality and to offer an increased range of services, including in connection with our development of new and advanced wireless technologies.    We believe we have the most extensive and advanced wireless telecommunications network in Korea, and we are committed to ensuring that our delivery platforms keep pace with the latest technological advancements. We commenced commercial LTE services in July 2011 and LTE smartphone services in September 2011, and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service (which allows mobile devices to seamlessly wander between our LTE frequency spectrums) in the 1.8 GHz spectrum in July 2012. In June 2013, we commenced providing commercial LTE-A services using carrier aggregation technology which combines spectrum frequencies to improve data transmission speed of up to 150 Mbps. In June 2014, we launched wideband LTE-A services of up to 225 Mbps and expanded coverage nationwide in 2014. In December 2014, we commenced tri-band LTE-A services which bundles three different bandwidths to allow faster network service at speeds of up to 300 Mbps in Seoul and other metropolitan areas and we expect to expand our coverage for such services in 2015. We plan to continue upgrading and expanding our backbone network infrastructure in line with new developments in wireless telecommunications technology. We believe that ensuring the quality and technical sophistication of our wireless networks will, among other things, allow us to provide our subscribers with top-quality service, to introduce the latest wireless telecommunications products and services more quickly and to efficiently implement new wireless technologies as market opportunities arise.

•

Drive the growth of wireless Internet in Korea.    In recent years, the Korean telecommunications industry has experienced significant growth in wireless Internet services as the number of smartphone users has increased rapidly. We plan to establish and maintain our leadership by securing a competitive line-up of various devices including smartphones and tablets and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. We also intend to focus on developing differentiated services and various platforms in order to achieve our goal of leading the Korean wireless telecommunications market.

•

Offer a broad range of new and innovative wireless data contents and services.    We plan to improve the service quality and expand the range of our wireless data contents and services with a view to increasing revenues from these services to complement our core cellular revenues. In particular, we believe demand for wireless access to entertainment-related digital contents and services, wireless access to community and social networking platforms and wireless access to financial-related contents and services, or mobile commerce services, will continue to grow. We continue to actively seek partnerships with, as well as strategic investments in, digital media content providers, financial services providers and wireless application developers to improve the breadth and quality of the wireless data contents and services we offer to our subscribers. We also intend to expand the operation of T Store by constructing an environment where outstanding developers can be nurtured and high-quality content can be produced.

•

Create increasing synergies with the businesses operated by our subsidiaries.    We continue to create synergies among our various product and service offerings to increase customer loyalty from our subscribers and increase our competitiveness. For example, we provide various bundled fixed-line, mobile telecommunications, broadband Internet and IP TV, including mobile IP TV, services together with SK Broadband, and we believe such bundled service offerings contribute to increased customer retention for both SK Telecom and SK Broadband and also increase our competitiveness in acquiring new subscribers due to more competitive pricing and increased convenience. In addition, while SK Planet’s various platform services generate independent revenue streams, certain of their services are offered as value-added services to SK Telecom’s wireless subscribers free of charge, which we believe increases customer loyalty. For example, T-Map Navigation is provided to SK Telecom’s wireless subscribers free of charge whereas wireless subscribers to KT and LG U+ pay a fee to use this service.

•

Pursue our platform business and our B2B solutions business.    We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. We also plan to enhance our enterprise value by expanding into media platforms and advertising platforms. In addition, we plan to grow our B2B solutions business to generate greater value and growth for both us and our customers and partners around the globe. For example, in April 2014, we acquired a controlling interest in Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services. Through our B2B solutions business, we endeavor to provide customized value-added services such as applications and solutions to clients in different businesses based on existing network infrastructure. Building on existing infrastructures, we anticipate that value-added services to business clients will generate greater revenues compared to the current B2B business model. Once we establish prototypes categorized by the type and size of the business, we intend to expand and apply such business models to other businesses in the same field. We are in the process of working with various clients in finance, education, health, shopping and other areas.

•

Pursue diversification and growth through M&A opportunities.    We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. For example, in 2014, we acquired interests in Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services, and Iriver, a manufacturer of digital audio players and other portable media devices, and SK Planet acquired Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States.

Digital Wireless Network

We offer wireless voice and data transmission services throughout Korea using digital wireless networks, including a CDMA network, a WCDMA network, an LTE network, a WiBro network and a Wi-Fi network. We commenced commercial LTE services in Seoul on July 1, 2011 and expanded the coverage area of our LTE services to 28 cities as of January 1, 2012. We further expanded the coverage area of our LTE services to nationwide by the end of April 2012. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Network
CDMA	3,521,205	3,956,520	4,972,306	6,881,756	9,804,407
WCDMA	8,354,711	9,909,196	14,458,523	19,036,649	15,900,632
LTE	16,737,425	13,486,766	7,530,216	634,311	—

Source: MSIP.

CDMA Network

CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. In January 1996, we launched our first wireless network based on CDMA technology and became the world’s first to commercialize CDMA cellular service. In 2004, we completed the full upgrade of our CDMA network to CDMA 1xEV-DO technology which enables data to be transmitted at speeds of up to 2.4 Mbps allowing for interactive transmission of data required for videophone services, a high-speed wireless Internet connection, as well as a multitude of multimedia services.

WCDMA Network

WCDMA is a high capacity wireless communication system that enables us to offer significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services, including video telephony and other multimedia communications, than is possible through our CDMA networks. We commenced provision of our WCDMA services using our HSDPA-upgraded WCDMA network on a limited basis in Seoul at the end of 2003. In 2005, we completed commercial development of HSDPA technology and integrated this technology in the subsequent build-out of our WCDMA network. HSDPA, which represents an evolution of the WCDMA standard, is a more advanced technology than the initial WCDMA technology we implemented. In March 2007, we completed the nationwide expansion of our HSDPA-capable WCDMA network. In May 2010, we commenced commercial HSUPA services and in October 2010, we commenced HSPA+ services. In particular, while HSDPA enables significantly improved downlink data transmission speeds, HSUPA permits faster uplink speeds. Our implementation of HSDPA, HSUPA and HSPA+ technology allows us to offer significantly improved, and a wider range of, wireless data transmission services, including more sophisticated multimedia digital contents and products, within our WCDMA network.

WiBro Network

We received a license from the MIC in 2005 to provide WiBro services which we believe complements our existing networks and technologies. WiBro is a data-only transmission technology that enables high-speed wireless broadband access to portable computers, mobile phones and other portable devices. We conducted initial pilot testing of WiBro service in limited areas of metropolitan Seoul in May 2006 and currently provide service nationwide. We use our WiBro network as a backhaul for our mobile Wi-Fi network.

Wi-Fi Network

Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet at a speed faster than our WCDMA or WiBro networks, although the service range of each Wi-Fi access point is smaller than that of our WCDMA or WiBro networks. We started to build Wi-Fi access points in 2010 and, as of December 31, 2014, we had more than 142,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas. We plan to continue to increase the number of Wi-Fi access points in 2015.

LTE Network

We commenced commercial wireless telecommunications services based on LTE technology, which is generally referred to as a fourth generation technology, on July 1, 2011 and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service in the 1.8 GHz spectrum in July 2012. In June 2013, we commenced providing commercial LTE-A services at speeds of up to 150 Mbps using carrier aggregation technology which combines spectrum frequencies to improve data transmission speed and capacity, and in June 2014, we launched wideband LTE-A services at speeds of up to 225 Mbps and expanded coverage nationwide in 2014. In December 2014, we commenced tri-band LTE-A services which bundles three different bandwidths to allow faster network service at speeds of up to 300 Mbps in Seoul and other metropolitan areas and we expect to expand our coverage for such services in 2015. Several wireless carriers in the United States, Europe and Asia commenced LTE services in 2010 and 2011 and LTE technology has become widely accepted globally as the standard fourth generation technology. LTE technology enables data to be transmitted at speeds faster than our CDMA, WCDMA or WiBro networks. Our continued upgrades to our LTE technology enables even faster data transmission speeds, as shown below.

Wireless network technology (Month of commencement of services)	Maximum download speed for data transmission	Maximum upload speed for data transmission
LTE (July 2011)	75 Mbps	37.5 Mbps
LTE-A (June 2013)	150 Mbps	75 Mbps
Wideband LTE-A (June 2014)	225 Mbps	112.5 Mbps
Tri-band LTE-A (December 2014)	300 Mbps	150 Mbps

The faster data transmission speed of our LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network. For more information about our capital expenditures relating to our LTE network, see “Item 5.B. Liquidity and Capital Resources.” As of December 31, 2014, we had 16.7 million LTE subscribers.

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

As of December 31, 2014, our CDMA, WCDMA, LTE and WiBro networks had an aggregate of 50,158 cell sites.

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

Cellular Voice Services

Our cellular voice services, which comprise basic wireless voice transmission services and related “value-added” services, as well as global roaming services, remain one of our core business areas. We derive revenues from our cellular voice services principally through monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. For a more complete description of the fees we charge, see “— Revenues and Rates” below.

To complement our basic voice transmission services, in recent years, we have offered increasingly sophisticated and differentiated subscriber-oriented value-added services made possible due to rapid advancements in network technology. Our most popular value-added voice-related services in 2014 included services that provide a record of missed calls in the event a subscriber’s mobile phone is engaged or switched off, known as our “Call Keeper” service; services that play a “ring back” melody in lieu of a conventional dial tone when callers dial a subscriber’s mobile phone, known as “COLORing” service, as well as COLORing services that periodically change the default ring back melody according to the subscriber’s music category selection, known as “Auto COLORing” service; and services that alert subscribers when a dialed number that was engaged when first dialed is no longer engaged. We also launched a voice-over-LTE service, known as our “HD Voice” service, in August 2012. HD Voice service is a premium communication service which features high quality voice transmission, fast call connection, voice-to-video call switching and digital content sharing during calls. In addition, we launched our “T phone” service in February 2014. Our T phone service provides our customers with a number of convenient call functions, including a function to block spam calls and a function called “T114” that informs customers of the phone numbers of stores, hospitals and other facilities closest in proximity to the customer’s current location.

We also offer cellular global roaming services, branded as our “T-Roaming” service, through service agreements with various foreign wireless telecommunications service providers. Global roaming services allow subscribers traveling abroad to make and receive calls, often using their regular mobile phone numbers. Subscribers using EV-DO-, WCDMA- and LTE-capable handsets are able to make and receive calls using their regular mobile phone number without changing their handsets. In addition, we provide global roaming service to foreigners traveling to Korea. In such cases, we generally receive a fee from the traveler’s local wireless telecommunications service provider.

Our global roaming service is offered in four technologies, in part depending on which mobile phone standards are available in a particular region: CDMA, Global System for Mobile (“GSM”) Communication standard for wireless telecommunications, WCDMA and LTE roaming. We currently offer CDMA voice roaming services in 14 countries, GSM voice roaming services in 200 countries and WCDMA voice roaming services in 109 countries. We currently do not provide any LTE voice roaming services. In addition, we offer CDMA data roaming services in 7 countries, GSM data roaming services in 153 countries, WCDMA data roaming services in 108 countries and LTE data roaming services in 32 countries. In 2014, approximately 12.0 million subscribers utilized our global roaming services.

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

We plan to take advantage of the efficiency of our wireless network in order to enable our clients to easily access the Internet. For more information on our backbone networks, see “— Digital Wireless Network.”

Wireless Data, SMS and MMS Services.    We provide wireless data communication services, including our basic short text message service (“SMS”), which allows subscribers to send and receive short text messages to and from their mobile phones and other devices. In addition to text-only SMS, we also offer a multimedia message service (“MMS”). MMS allows subscribers to send and receive multimedia messages containing graphic, audio and video clips to and from their mobile phones. While MMS is possible through our CDMA network, the implementation of WCDMA and LTE technologies has significantly increased the quality, speed and range of our MMS. In December 2012, we also launched a new all-IP service called “joyn.T,” an integrated mobile and SMS messaging service with additional features such as photo, video and location sharing that is available over various networks and mobile devices. While our subscribers continue to use our SMS, MMS and joyn.T services, usage of such services has not increased in 2014, in part due to the widespread use of free text message services such as Kakao Talk and Line.

Wireless Internet Services.    We provide our smartphone subscribers with direct access to the Internet using mobile Internet technology. Prior to the introduction of smartphones, we offered our feature phone subscribers wireless Internet access to a wide variety of multimedia contents and interactive services through our “NATE” portal. As of December 31, 2014, approximately 19.5 million, or 68.1%, of our subscribers owned smartphones compared to approximately 18.3 million subscribers, or 66.9%, as of December 31, 2013.

In connection with the continued increase in smartphone usage by our subscribers and the faster data transmission speeds made available by our LTE network, we offer various rate plans that we believe are tailored to meet the increased data usage of our subscribers. Examples of our rate plans that target various data usage patterns include data plans that offer 8GB, 12 GB or 16 GB a month for a monthly fixed rate and up to 2GB of daily usage for any data usage over the monthly fixed amount as well as data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a monthly fixed rate. We believe that such rate plan offerings contribute to a continual increase in data usage by our LTE and smartphone subscribers such that the monthly data usage per LTE subscriber increased to 3.0 GB in December 2014 from 2.0 GB in December 2013. For more detailed information relating to our various rate plans, see “— Revenue and Rates.”

Broadband Internet, IP TV and Fixed-line Telephone Services

In March 2008, we completed the acquisition of an additional 38.7% equity stake in SK Broadband for approximately Won 1.1 trillion, increasing our total equity interest in SK Broadband to 43.4%. In 2009, we purchased additional shares of SK Broadband’s common stock, further increasing our equity interest to 50.6%, which we intend to increase to 100.0% pursuant to the Share Exchange through which we plan to acquire all of the shares of SK Broadband that we do not otherwise own in exchange for our treasury shares. For additional details relating to the Share Exchange, see “Item 4.A. History and Development of the Company — Recent Developments.” Through SK Broadband, we currently provide broadband Internet access service and other Internet-related services, including video-on-demand and IP TV services, as well as fixed-line telephone services and corporate data services.

SK Broadband is the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and its network covered more than 80% of households in Korea as of December 31, 2014. Its fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. SK Broadband has offered video-on-demand services since 2006 and has rolled out real-time IP TV services since January 2009. In addition, SK Broadband offers “B tv Mobile,” a mobile IP TV service that currently provides subscribers access to a wide variety of media contents, including various television programs, movies and other video contents that can be downloaded to wireless devices. For the year ended December 31, 2014, SK Broadband had revenues of Won 2,654.4 billion and net profit of Won 4.3 billion, compared to revenues of Won 2,539.4 billion and net profit of Won 12.3 billion in 2013.

As of December 31, 2014, SK Broadband had approximately 4.8 million broadband Internet access subscribers. According to the MSIP, its market share of Korean broadband Internet access subscribers was approximately 25.1%. Broadband Internet access services accounted for 32.4% of SK Broadband’s revenues for the year ended December 31, 2014.

As of December 31, 2014, SK Broadband had approximately 2.8 million IP TV subscribers with a market share of approximately 26.6%. IP TV services (including revenues from video-on-demand services and B tv Mobile) accounted for 18.0% of SK Broadband’s revenues for the year ended December 31, 2014.

As of December 31, 2014, SK Broadband had approximately 4.5 million fixed-line telephone subscribers (including subscribers to VoIP services). Since the nationwide implementation of fixed line number portability on August 1, 2004, SK Broadband has been expanding the coverage and subscriber base with its integrated services of long distance and international telephony as well as VoIP services. Fixed-line telephone services accounted for 21.5% of SK Broadband’s revenues for the year ended December 31, 2014.

In addition, through our 83.5% owned subsidiary, SK Telink, we provide international telecommunications services, including direct-dial as well as pre- and post-paid card calling services, bundled services for corporate customers, voice services using Internet protocol, Web-to-phone services, and data services. SK Telink provides affordable international call services under the brand name “00700” and has been offering commercial long-distance telephone service since February 2005. SK Telink also operates certain value-added residential telephone services, including a “080” service that allows companies to establish “toll-free” customer service telephone hotlines, for which all call charges are paid by the company, as well as a “general corporate number” service that automatically routes calls made to a company’s general telephone number to the caller’s nearest local branch. SK Telink also offers VoIP services with telephone numbers that have the “070” prefix and provides low-priced residential telephone services with additional value-added services, including SMS, remote office, caller ID display and video call services as well as various commercial telephone services. As of December 31, 2014, SK Telink had 261,190 subscribers to its VoIP services.

New Businesses

We strive to continually diversify our services by engaging in various new businesses that we believe are complementary to our existing products and services. The principal new businesses that we are engaged in are the platform business, the B2B solutions business and the healthcare business as well as other businesses.

Platform Business.    Our platform business provides business platforms and technological support systems for third-party content developers and merchants. We plan to grow our platform business by sharing our telecommunication infrastructure with other service providers and application developers. In October 2011, in order to develop a management system and corporate culture that is more suitable for the platform business and facilitate the expeditious execution of business strategies, we spun off our platform business into a new wholly-owned subsidiary, SK Planet. Our principal platforms are set forth below:

•

11th Street, an online shopping mall that links wired and wireless shopping services. As of December 31, 2014, 11th Street continues to be one of the three biggest enterprises in its field. In 2015, we intend to continue to expand and reinforce our mobile version of 11th Street and to consider opportunities in overseas markets to capitalize on developing mobile commerce markets;

•

Syrup, a mobile wallet service that is the successor to our Smart Wallet service that allows users to conveniently manage membership card points and payment methods such as coupons, Gifticon, credit cards and gift vouchers on their mobile devices for both online and offline purchases;

•	T Store, an online open marketplace for mobile applications. T Store is open to, and operates with, other open markets such as the Android market and manufacturers’ open markets;

•

T-Map Navigation, an interactive navigation service that uses global positioning system (“GPS”) technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices, including vehicle-mounted devices and portable handsets; and

•

Hoppin, a network-based personalized media platform through which we provide various video contents that can be viewed from multiple devices seamlessly, including smartphones, tablets, personal computers and TVs. We provide a broad selection of movies, television programs and music videos through Hoppin.

B2B Solutions Business.    Our B2B solutions business provides customized business solutions and applications to corporate customers. We plan to grow our B2B solutions business to generate greater value and growth for both us and our customers and partners around the globe.

In April 2014, we acquired a 66.7% controlling interest in Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate purchase price of approximately Won 24.0 billion. We acquired additional interests in Neosnetworks in April 2015 for Won 40.0 billion, resulting in an increase in our ownership of Neosnetworks to 83.9%. We expect that this acquisition will enable us to create synergies and provide cross-over services between our network services and home security and monitoring services.

Healthcare Business.    We believe that the healthcare business is one of the new growth industries as society ages and medical and health technologies evolve and become integrated with information and communication technologies (“ICT”). In 2011, we began pursuing new opportunities in the healthcare business area by acquiring a 9.3% equity interest in NanoEnTek Inc. (“NanoEnTek”), a biotechnology and nanotechnology company manufacturing, among others, point-of-care diagnostics devices. In April 2014, we became the largest shareholder of NanoEnTek with a 26.0% equity interest. In January 2012, we established a joint venture, Healthconnect Co., Ltd. (“Healthconnect”), with Seoul National University Hospital to develop a health management service model for mobile device users utilizing ICT and currently hold a 49.5% equity interest in Healthconnect. In March 2012, we established a new internal organization, the Health Group, dedicated to developing our healthcare business and related research and development efforts.

We are also seeking opportunities in global healthcare markets. In the first quarter of 2013, we acquired a 49.0% equity interest in X’ian Tianlong Service and Technology Co., Ltd. (“Tianlong”), a Chinese medical device manufacturer. In July 2014, we established the SK Telecom Healthcare R&D Center in Shenzhen, China and the Shenzhen VISTA-SK Medical Center, which we believe will provide us with a strong foothold in expanding our healthcare business in China. Shenzhen VISTA-SK Medical Center was established through a joint venture with Vista Medical Center, a major private healthcare service provider based in Beijing, China, and has the capacity to provide medical examinations and checkups to approximately 30,000 people annually. We believe that there are opportunities to create synergies among these centers and the medical device business of Tianlong in expanding our healthcare business in China.

In June 2014, we also entered into a contract to provide medical information systems to six Saudi Arabian hospitals for approximately Won 70.0 billion through a consortium with Seoul National University Bundang Hospital. We expect to further expand our healthcare business in Saudi Arabia and other Middle Eastern countries in the future.

Other Businesses.    We also engage in other businesses, including the IoT business (our multimedia and audio/video product business through which we provide products such as smart beams, smart speakers and audio products developed by Iriver), the portal service business and the social networking services business.

In August 2014, we acquired a 39.3% equity interest of Iriver, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of approximately Won 54.5 billion. We also acquired Won 5.0 billion of convertible bonds issued by Iriver, which may be converted into additional equity interests of Iriver when certain conditions are met. We expect that the “Internet of Things” (“IoT”) business, which refers to the network of physical electronic devices embedded with various software and connectivity, among other things, will continue to grow and that various smart devices offering advanced features utilizing wireless data networks will continue to be developed and commercialized. We believe the IoT business is one of the main features of the changing ICT business environment and with our acquisition of Iriver, we believe we have established a strong foundation to further engage in the smart device business and develop products such as smart beams, smart speakers, smart robots and other audio/video products which leverage our expertise in telecommunications and healthcare technology.

SK Communications offers a portal service under our “NATE” brand name at the website www.NATE.com. NATE.com offers a wide variety of content and services, including an Internet search engine, as well as access to free e-mail accounts. SK Communications also operates NATE-ON, an instant messaging service available to NATE users that allows users to chat online using a variety of mobile devices.

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

United States.    In November 2010, we acquired a 3.3% equity interest in LightSquared for approximately US$60 million. LightSquared planned to build a wholesale wireless broadband network in the United States. However, LightSquared is currently in bankruptcy proceedings in the United States pursuant to Chapter 11 of the U.S. Bankruptcy Code.

In October 2014, SK Planet acquired (through its 95.2%-owned subsidiary) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce business in the United States for an aggregate purchase price of Won 230.9 billion and the assumption of Won 18.7 billion in current liabilities.

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

We are also expanding into the healthcare business in China through our acquisition of Tianlong and the establishment of SK Telecom Healthcare R&D Center in Shenzhen, China and the Shenzhen VISTA-SK Medical Center described in “— Our Services — New Businesses — Healthcare Business” above.

Malaysia.    In July 2010, we acquired a 27.2% equity interest in Packet One Networks (“P1”), a Malaysian fourth generation WiMAX telecommunications company and subsidiary of Green Packet Berhad, for US$101 million. In connection with P1’s plan to increase its capital, we made an additional investment of MYR50 million (approximately US$16.3 million) in 2011, which increased our ownership interest to 28.2%. P1 is the first WiMAX service provider in the country which has established itself as the market leader in high-speed wireless broadband services. In February 2014, Green Packet Berhad entered into a share purchase agreement with Telekom Malaysia Berhad (“TM”), the largest fixed-line telecommunications provider in Malaysia, under which TM became P1’s largest shareholder. As data communication usage continues to increase in Malaysia, we expect to see potential LTE-related business opportunities as the second largest shareholder in P1.

In November 2014, SK Planet and Celcom Axiata, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, to launch online commerce services tailored to the Malaysian market in the first half of 2015 by combining SK Planet’s expertise in operating 11th Street and the local business capabilities of Celcom Axiata.

Indonesia.    In May 2010, we agreed with PT. Telekomunikasi Indonesia Tbk (“TELKOM”), the largest telecommunication company in Indonesia, to establish a joint venture to launch and operate a digital content exchange hub (“DCEH”) in Indonesia. DCEH is a new type of content distribution system to distribute digital content like music, games and video clips for access not only by consumers but also by online music stores and telephone operators. We will provide management expertise in building the DCEH business platform and digital content, while TELKOM will provide its knowledge of the Indonesian market utilizing its position as a key player in the Indonesian telecommunication industry. In July 2013, SK Planet and PT. XL Axiata Tbk, an Indonesian mobile telecommunications provider, established an equally-held joint venture, XL Planet, to launch and operate a mobile commerce business, and in March 2014, launched an online shopping mall “Elevenia.”

Turkey.    In June 2012, SK Planet and Dogus Group, a Turkish conglomerate engaged in various businesses, established an equally-held joint venture, Dogus Planet, to launch and operate mobile commerce businesses based on the commerce platform of 11th Street, in Turkey. In March 2013, Dogus Planet launched n11.com, an online marketplace for the Turkish market. The revenue of n11.com increased by 183% to Won 385.7 billion in 2014 from Won 136.3 billion in 2013 and with revenue of Won 157.1 billion in the fourth quarter of 2014, n11.com became the market leading service provider in Turkey in terms of quarterly revenue.

We also provide healthcare-related services in Saudi Arabia as described in “— Our Services — Healthcare Business” above and social networking services in Southeast Asia, United States and Turkey as described in “— Our Services — New Businesses — Other Businesses” above.

Regional and International Strategic Alliances.    We have also entered into various strategic alliances with leading companies in the Asian and European wireless telecommunications markets. For instance, we are a member of the Bridge Alliance, the largest pan-Asian alliance of its kind, which includes eleven of the region’s leading wireless telecommunications service providers. In June 2007, we also signed a memorandum of understanding with FreeMove, an alliance of leading European wireless telecommunications service providers, including Orange SA of

France, Telecom Italia Mobile S.p.A. of Italy, T-Mobile International AG & Co. AG of Germany and TeliaSonera Mobile Networks AB of Sweden, for the development of expanded WCDMA-based roaming service in Europe. We plan to continue to improve customer service as well as service quality, by developing co-marketing programs and other joint projects with our regional and global partners and by further fostering our regional and international alliances.

Provision of Wireless Internet Platforms and Wireless Network Solutions to Foreign Wireless Network Operators.    We have also sought to expand our global business through sales of our wireless Internet platforms and wireless network solutions, as well as provision of consulting services in the field of mobile communications. In addition, we have also been successful in exporting to other Asian countries and the United States the technological solutions underlying certain value-added and other wireless telecommunications services, such as our color mail solution, which is a messaging service that allows subscribers to send messages containing multimedia files including graphic, audio and video clips.

Revenues and Rates

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance, and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no contract at all. We provide various subsidies, including handset subsidies depending on the length of the contract. Our prepaid service enables individuals to obtain wireless telecommunications services without a long-term contract by paying for all services in advance according to expected usage. Approximately 4.9% of our subscribers received our wireless telecommunications services on a postpaid basis as of February 28, 2015. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection.”

We offer various postpaid account plans designed to meet a wide range of subscriber needs and interests, including the following popular plans for subscribers to our LTE network, which accounted for approximately 90% of our new or renewed subscriptions in 2014:

•

our “LTE Between T” plans, which feature unlimited domestic voice minutes with other SK Telecom subscribers, a fixed domestic voice minute allowance for calls to other wireless subscribers and a fixed data transmission allowance per month; and

•

our “LTE Nationwide” plans, which feature unlimited domestic voice minutes regardless of the call counterparty’s subscription network, a fixed data transmission allowance per month and depending on the plan, an additional 2GB of daily usage for any data usage over the monthly fixed amount.

Our fixed-rate LTE plans range from Won 35,000 to Won 100,000 per month and our fixed-rate WCDMA plans range from Won 34,000 to Won 100,000 per month. We also offer a standard rate plan for Won 11,000 per month, through which the subscriber is charged per usage amount, other than on SMS usage up to 50 messages per month.

In connection with the increase in data usage due to the widespread use of smartphones and faster transmission speeds made possible by LTE technology, rate plans that provide for increased data usage are our most popular plans. We offer a variety of differentiated optional “add-on” rate plans that are designed to meet a wide range of subscriber needs and interests, particularly with respect to increased data usage. For example, in the first half of 2014, we launched data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,000 per month. We also offer a daily allowance of 2GB of B tv Mobile access through our “Btv Mobile” plan for Won 9,000 per month.

We also provide fixed-rate international roaming plans such as our “T Roaming Data Unlimited OnePass,” which provides unlimited data roaming services for Won 9,000 per day and is available in 147 countries and our

“T Roaming Data OnePass Premium,” which provides unlimited data roaming services and a usage charge for outgoing voice calls of Won 500 per minute for Won 12,000 per day and is available in 23 countries.

The Government has periodically reviewed the tariffs charged by wireless telecommunications service providers and has, from time to time, suggested tariff reductions. Although these suggestions were not binding, we have implemented some tariff reductions in response to such recommendations, including gradually reducing and abolishing initial subscription fees charged to new customers. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows,” “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview.”

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

We offer a variety of value-added services, including COLORing, Auto COLORing, Call Keeper and Perfect Call services. Depending on the rate plan selected by the subscriber, the monthly fixed rate may or may not include these value-added services, except Caller ID and call waiting services, which are offered free of charge to all subscribers. In addition, we charge subscribers for purchases of certain digital contents and for certain wireless telecommunications services, such as our mobile commerce transaction services.

Because we have been designated by the MSIP as a “dominant network service provider,” any modification to our fees, charges or the terms and condition of our service, including promotional rates, requires prior approval by the MSIP. Such pre-approval of the MSIP is not required if we are planning to reduce the rates for each type of services that we provide under the MSIP-approved contractual terms; however, we still have a duty to report the rate reduction to the MSIP.

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Subscribers

We had 28.6 million wireless subscribers, including the number of MVNO subscribers leasing our networks, as of December 31, 2014, representing a market share of 50.0%, the largest market share among Korean wireless telecommunications service providers. We believe that, historically, our subscriber growth has been affected by many factors, including:

•	our expansion and technical enhancement of our networks, including with high-speed data capabilities;

•	increasing consumer awareness of the benefits of wireless telecommunications;

•	an effective marketing strategy;

•	our focus on customer service;

•	the introduction of value-added services, such as COLORing, wireless Internet services and various mobile applications; and

•	the negative impact from highly saturated and competitive wireless market conditions.

The following table sets forth selected historical information about our subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2014	2013	2012
Wireless:
Subscribers(1)	28,613,341	27,352,482	26,961,045
Subscriber Growth Rate	4.6%	1.5%	1.8%
Activations	7,834,510	7,755,292	8,643,852
Deactivations	6,573,651	7,363,858	8,235,523
Average Monthly Churn Rate(2)	2.0%	2.3%	2.6%
Broadband Internet:
Subscribers	4,810,493	4,569,105	4,394,123
Subscriber Growth Rate	5.3%	4.0%	4.8%
Fixed-line Telephone (including VoIP):
Subscribers	4,774,748	4,801,047	4,757,152
Subscriber Growth Rate	(0.5)%	0.9%	7.6%

(1)	The number of subscribers as of December 31, 2014, 2013 and 2012 include 2,141,172 subscribers, 1,066,848 subscribers and 406,018 subscribers, respectively, of MVNOs that lease our wireless networks.

(2)	Average monthly churn rate for a period is the number calculated by dividing the sum of deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period and dividing the quotient by the number of months in the period. Churn includes subscribers who upgrade to a next generation service, such as LTE, by terminating their service and opening a new subscriber account.

For the year ended December 31, 2014, we had 7.8 million activations and 6.6 million deactivations. For 2014, our churn rate ranged from 1.7% to 2.3%, with an average churn rate of 2.0% for 2014, which decreased by 0.3%p from 2013. Our subscribers include those subscribers who are temporarily deactivated, including (1) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (2) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history.

Number Portability

Prior to January 2003, Korea’s wireless telecommunications system was based on a network-specific prefix system, in which a unique prefix was assigned to all the phone numbers of a specific wireless telecommunications service provider. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless telecommunications service provider and keep their existing numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea, allowing wireless subscribers to switch wireless telecommunications service providers while retaining the same mobile phone number. As mandated by the MIC, we were the first wireless telecommunications service provider to introduce number portability in January 1, 2004, allowing our customers to transfer their numbers to our competitors. Our competitors’ customers were not able to transfer their number to our service, however, until KT and LG Telecom introduced number portability beginning July 1, 2004 and January 1, 2005, respectively. Subscribers who choose to transfer to a different wireless telecommunications service provider have the right to return to their original service provider without paying any penalties within 14 days of their initial transfer.

During 2014, 2013 and 2012, approximately 3.6 million, 4.2 million and 4.5 million, respectively, of our subscribers migrated to our competitors and approximately 3.4 million, 3.8 million and 4.5 million, respectively, of our competitors’ subscribers migrated to our service.

During 2014, 2013 and 2012, respectively, we gained approximately 1.3 million, 0.4 million and 0.4 million new subscribers, which represented approximately 49.9%, 37.1% and 36.6% of the aggregate number of new wireless subscribers gained by us, KT and LG U+ in each year.

In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for wireless telecommunications services, the Government has been integrating mobile telephone identification numbers into a common prefix identification number “010” since January 1, 2004, as further described in “— Law and Regulation — Competition Regulation — Number Portability.” For details regarding certain fines imposed on us by the MIC in connection with our marketing efforts related to the number portability system, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — MIC, KCC and MSIP Proceedings.”

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

For 2014, our total interconnection revenues were Won 874.4 billion and our total interconnection expenses were Won 997.3 billion. For 2013, our total interconnection revenues were Won 923.7 billion, and our total interconnection expenses were Won 1,043.7 billion. For 2012, our total interconnection revenues were Won 958.7 billion, and our total interconnection expenses were Won 1,057.1 billion.

Our interconnection revenue decreased in 2014 by Won 49.3 billion and our interconnection expenses decreased in 2014 by Won 46.4 billion, primarily due to decreases in interconnection rates in 2014, which were partially offset by an increase in total call volume to mobile devices.

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

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 13.44 per minute, Won 16.57 per minute and Won 16.58 per minute for 2014, 2013 and 2012, respectively.

Fixed-line-to-Wireless.    The MSIP determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. In December 2010, the KCC announced that a single interconnection rate will apply to all wireless telecommunications service providers starting from 2013, which will eliminate the cost benefit that KT and LG U+ currently derive from the differences in interconnection rates. However, in November 2012, the KCC announced that it would continue to apply varied interconnection rates for the year 2013 considering the cost difference among wireless network service providers and our position as a dominant network service provider. These regulations remain effective, as the MSIP, in announcing the interconnection rates for 2015, maintained the varied interconnection rates due to our dominant market position.

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+
2010	￦	31.41	￦	33.35	￦	33.64
2011		30.50		31.75		31.93
2012		27.05		28.03		28.15
2013		26.27		26.98		27.04
2014		22.22		22.73		22.78
2015		19.53		19.92		19.96

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

Our revenues from the wireless-to-wireless charge were Won 651.2 billion in 2014, Won 641.2 billion in 2013 and Won 601.5 billion in 2012. Our expenses from these charges were Won 700.3 billion in 2014, Won 615.6 billion in 2013 and Won 639.8 billion in 2012. The charges above were agreed among the parties involved and confirmed by the KCC.

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

Marketing and Service Distribution

Marketing, Sales and Service Network

We market our services and provide after-sales service support to customers through approximately 20 marketing teams, 30 branch offices and a network of approximately 3,690 authorized exclusive dealers located throughout Korea. Our dealers are connected via computer to our database and are capable of assisting customers with account information. In addition, approximately 12,400 independent retailers assist new subscribers to complete activation formalities, including processing subscription applications.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2014, we had an aggregate of Won 82.7 billion in loans to authorized dealers outstanding.

In April 2009, we established a wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”), with an investment of Won 150.0 billion to diversify our sales activities. PS&Marketing began operating 13 stores in May 2009. In April 2014, PS&Marketing acquired the retail distribution business of SK Networks and as of December 31, 2014, PS&Marketing had 560 stores nationwide with 2,357 employees. In addition, we established two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., in June 2010, in order to provide customer service directly through our subsidiaries to enhance the quality of services compared to outsourcing.

In April 2010, our authorized dealers for wireless telecommunications services started to market SK Broadband’s broadband Internet and fixed-line telephone services, which we believe has contributed to the increase in the number of broadband Internet and fixed-line telephone subscribers.

Over the last several years, competition in the wireless telecommunications business has caused us to significantly increase our marketing and advertising expenses. Between 2012 and 2014, marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, fluctuated heavily between 23.9% to 33.7%, depending on the competitive landscape. However, we expect such percentage to stabilize due to the implementation of the MDDIA. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber and from providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, among other restrictions and requirements. For a more detailed discussion of the MDDIA, see “— Law and Regulation — Competition Regulation — Rate Regulation.”

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

T Membership.    We strive to improve subscriber retention through our T Membership program, which is a membership service available to our wireless subscribers. Our T Membership program provides various membership benefits to its members such as discounts with our membership partners for dining, shopping, entertainment and travel, access to our online membership shopping mall and invitations to various promotional events. As of December 31, 2014, more than 10 million of our wireless subscribers joined our T Membership program. Although our competitors also have similar membership programs, we believe that our T Membership program has a competitive advantage over our competitors’ membership programs due to our large subscriber base and breadth of membership benefits. In addition, we expect that due to the limitations on subsidies pursuant to the MDDIA, the competitiveness of our T Membership program will play a greater role in enhancing the loyalty of our wireless subscribers.

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

Other Investments and Relationships

We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

SK Hynix

In February 2012, we acquired a 21.1% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. By investing in the export-driven semiconductor business, we aim to achieve a more diversified business portfolio, as well as seeking global growth opportunities utilizing SK Hynix’s overseas network. SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China.

In 2014, 2013 and 2012, SK Hynix and its subsidiaries, on a consolidated basis, had revenues of Won 17,125.6 billion, Won 14,165.1 billion and Won 10,162.2 billion, respectively, profit before income tax of Won 5,047.7 billion and Won 3,074.9 billion and loss before income benefit of Won 199.3 billion, respectively, and profit for the year of Won 4,195.2 billion and Won 2,872.9 billion and loss for the year of Won 158.8 billion, respectively. As of December 31, 2014, 2013 and 2012, SK Hynix and its subsidiaries, on a consolidated basis, had total assets of Won 26,883.3 billion, Won 20,797.3 billion and Won 18,648.7 billion, respectively, and total equity of Won 18,036.3 billion, Won 13,066.9 billion and Won 9,739.4 billion, respectively.

KEBHana Card

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd. (which was subsequently merged into KEB Card Co., Ltd. and renamed KEBHana Card Co., Ltd. (“KEBHana Card”) in November 2014), a credit card services provider, for a total purchase price of Won 400.0 billion. We currently hold 25.4% of the total outstanding shares of KEBHana Card. KEBHana Card offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.

Other Investments

Our other investments include:

•

POSCO.    We currently own a 1.42% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2014 of Won 341.8 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•

SKY Property Management.    We currently own a 33.0% equity interest in SKY Property Management Ltd. (“SKY Property Management”), with a book value as of December 31, 2014 of Won 248.5 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

For more information regarding our investment securities, see note 9 of the notes to our consolidated financial statements.

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

As of December 31, 2014, according to the MSIP, KT and LG U+ had 17.3 million and 11.3 million subscribers, respectively, representing approximately 30.3% and 19.7%, respectively, of the total number of wireless subscribers in Korea on such date, each including the number of MVNO subscribers leasing its networks. As of December 31, 2014, we had 28.6 million subscribers, representing a market share of approximately 50.0%, including the number of MVNO subscribers leasing its networks. MVNOs leasing our networks had a total of 2.1 million subscribers, representing a market share of approximately 3.7%.

As of December 31, 2014, according to the MSIP, KT and LG U+ had 10.8 million and 8.5 million LTE subscribers, respectively, compared to our 16.7 million LTE subscribers.

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

Law and Regulation

Overview

Korea’s telecommunications industry is subject to comprehensive regulation by the MSIP, which is responsible for information and telecommunications policies. The MSIP regulates and supervises a broad range of communications issues, including:

•	entry into the telecommunications industry;

•	scope of services provided by telecommunications service providers;

•	allocation of radio spectrum;

•	setting of technical standards and promotion of technical standardization;

•	rates, terms and practices of telecommunications service providers;

•	interconnection and revenue-sharing between telecommunications service providers;

•	research and development budgeting and objectives of telecommunications service providers; and

•	competition among telecommunications service providers.

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

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the MSIP for the services we provide. Our licenses permit us to provide cellular services, third generation wireless telecommunications services using WCDMA and WiBro technologies and fourth generation wireless telecommunications services using LTE technology. Our cellular license is valid until 2021 after a 10-year extension issued in June 2011, our IMT-2000 license is valid until 2016, our WiBro license is valid until 2019 after a 7-year extension issued in March 2012 and our LTE license is valid until December 2021.

The MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. A network service provider that wants to cease its business or dissolve must obtain MSIP approval.

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

•

Public notice of the current status of a business group.    Under the Fair Trade Act and the Enforcement Decree thereof, a member company of the SK Group must publicly disclose the general status of the SK Group, including the name, business scope and financial status of affiliates, information on the officers of affiliates, information on shareholding and cross-investments between member companies of the SK Group, information on transactions with certain related persons and, if a member company engages in a transaction with an affiliated company in the amount of 5.0% or more of the member company’s quarterly sales or Won 5.0 billion or more, information on transactions with such affiliated company on a quarterly basis.

Number Portability.    In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless telecommunications service providers while retaining the same mobile phone number. For details of the number of subscribers who transferred to the services of our competitors following the implementation of the number portability system, see “— Subscribers.”

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

Rate Regulation.    Most network service providers must report to the MSIP the rates and contractual terms for each type of service they provide. However, as the dominant network service provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIP on our rates and terms of service; provided, however, that such pre-approval of the MSIP is not required, if we are planning to reduce the rates for any type of services that we provide under the MSIP-approved contractual terms. In each of the previous years in which this requirement has been applicable, the KCC designated us for wireless telecommunications service, and KT for local telephone and Internet services, as dominant network service providers that are subject to such approval requirement. The KCC’s policy was to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The MSIP takes a similar approach in regulating the rates. The MSIP may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy.

Furthermore, in 2007, the Government announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data transmission service, wireless voice transmission service, broadband Internet access service, fixed-line telephone service and IP TV service, at a discounted rate; provided, however, that we and KT, as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO system was adopted for a duration of three years until September 22, 2013. The expiration date of the system was extended to September 22, 2016 under the amended Telecommunications Business Act, which became effective on August 13, 2013. Under this system, the MSIP may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication network facilities at a rate mutually agreed upon that complies with the standards set by the MSIP. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. To date, ten MVNOs have commenced providing wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide benefits, such as discounted rates, to subscribers who subscribe to the service without receiving subsidies, in an amount corresponding to such subsidies.

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

Frequency Allocation.    The MSIP has the discretion to allocate and adjust the frequency band for each type of service and may auction off the rights to certain frequency bands. Upon allocation of new frequency bands or adjustment of frequency bands, the MSIP is required to give a public notice. The MSIP also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIP for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2014, 2013 and 2012, the fee amounted to Won 188.1 billion, Won 206.5 billion and Won 204.2 billion, respectively.

We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 40 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Ours Business — Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

Mandatory Contributions and Obligations

Universal Service Obligation.    All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIP (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIP designates universal services and the service provider who is required to provide each service. Currently, under the MSIP guidelines, we are required to offer free subscription and a discount of between 35.0% to 50.0% of our monthly fee for wireless telecommunications services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to the MSIP guidelines, which differ from our accounting practices). In 2014, our contribution amount was Won 21.8 billion for our fiscal year 2013. In 2013, our contribution amount was Won 19.2 billion for our fiscal year 2012. In 2012, our contribution amount was Won 20.2 billion for our fiscal year 2011. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2014, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22% of our issued shares. As of December 31, 2014, a foreign investment fund and its related parties collectively held a 1.1% stake in SK Holdings. If the foreign investment fund and its related parties increase their shareholdings in SK Holdings to 15% or more and such foreign investment fund and its related parties collectively constitute the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2014 (which we believe was 43.47%), would reach 68.69%, exceeding the 49.0% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the MSIP may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign investment fund and its related parties who own in the aggregate 15.0% or more of SK Holdings. Furthermore, SK Holdings will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIP will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. If a corrective order is issued to us by the MSIP arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MSIP may:

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

The Telecommunications Business Act provides for the creation of a Public Interest Review Committee under the MSIP to review investments in or changes in the control of network service providers. The following events would be subject to review by the Public Interest Review Committee:

•	the acquisition by an entity (and its related parties) of 15.0% or more of the equity of a network service provider;

•	a change in the largest shareholder of a network service provider;

•

agreements by a network service provider or its shareholders with foreign governments or parties regarding important business matters of such network service provider, such as the appointment of officers and directors and transfer of businesses; and

•	a change in the shareholder that actually controls a network service provider.

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the MSIP may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network service provider. Additionally, if a dominant network service provider (which would currently include us and KT), together with its specially related persons (as defined under the FSCMA), holds more than 5.0% of the equity of another dominant network service provider, the voting rights on the shares held in excess of the 5.0% limit may not be exercised.

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless telecommunications services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, including Korea, Japan, China and the United States and in Europe. Our patents are mainly related to LTE technology and wireless Internet applications. We have also acquired a number of patents related to WCDMA and CDMA technologies. There are no licensed patents that are material to our business.

We are not currently involved in any material litigation regarding patent infringement. For a description of the risks associated with our reliance on intellectual property, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business relies on technology developed by us, and our business will suffer if we are unable to protect our proprietary rights.”

Seasonality of the Business

Our business is not affected by seasonality.

Item 4.C.	Organizational Structure

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2014, SK Group members owned in aggregate 25.22% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2014:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	607,249
	Customer Service Centers	107,277
	Training Centers	616,845
	Central Research and Development Center	482,719
	Others(1)	962,781
Busan	Regional Headquarters	363,282
	Others(1)	637,960
Daegu	Regional Headquarters	148,065
	Others(1)	232,375
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	690,313
Chungcheong Province	Regional Headquarters	459,302
	Others(1)	784,438

(1)	Includes cell sites.

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as note 4 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results

Overview

We earn revenue principally from monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by subscribers to our wireless telecommunications services, as well as interconnection fees paid to us by other telecommunications operators for use of our network by their customers and subscribers. Our revenue amount depends principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. We also derive revenue from businesses operated by our consolidated subsidiaries, including broadband Internet (including IP TV services) and fixed-line telephone services offered by SK Broadband, various platform businesses conducted by SK Planet and handset sales made by PS&Marketing. Government regulation also affects our revenues.

Our operations are reported in three segments: (1) cellular services, which include cellular voice service, wireless data service and wireless Internet services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services (including IP TV services) and leased line services and (3) others, which include our Internet portal services, online shopping services and other platform services and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

Among other factors, management uses operating income of each reportable segment presented in accordance with K-IFRS (“segment operating income”) in its assessment of the profitability of each reportable segment. The sum of segment operating income for all three reportable segments differs from our operating income presented in accordance with IFRS by IASB as segment operating income does not include certain items such as gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating income presented in accordance with IFRS by IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

In addition to the information set forth below, see note 5 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

New Regulations Relating to Handset Subsidies.    We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Prior to the implementation of the MDDIA, there was intense competition among wireless telecommunications service providers to acquire subscribers by providing higher subsidies. In October 2014, the Government started limiting the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers under the MDDIA. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies, in an amount corresponding to such subsidies.

It is difficult to estimate the impact such Government regulations will have on our results of operations as we believe the imposition of such regulations may affect the cellular telecommunications industry in various ways that we cannot fully predict. We believe that handset subsidies will not increase to the extent they did in the past when wireless telecommunications service providers were engaged in intense competition to acquire new subscribers as the MDDIA imposes a maximum limit on handset subsidies. However, as we provided lower subsidies to existing subscribers who purchased new handsets than to new subscribers that switched wireless telecommunications service providers in the past but under the MDDIA, we are required to provide the same level of subsidies to both types of subscribers, if the number of existing subscribers who purchase new handsets increases, our marketing expenses may increase. Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information— Legal Proceedings — MIC, KCC and MSIP Proceedings.”

Abolishment of Initial Subscription Fees.    Upon recommendation by the MSIP, we, KT and LG U+ agreed to gradually reduce initial subscription fees charged to new customers and in August 2013, reduced the initial subscription fee by 40% and again by an additional 50% in August 2014. Starting in November 2014, we ceased charging any initial subscription fees to new customers. The gradual reduction and ultimate abolishment of initial subscription fees adversely impacted our wireless service revenue in 2014 compared to 2013 and may continue to have a material impact on our results of operations in 2015. For more information about the rates we charge, see “Item 4.B. Business Overview — Revenues and Rates” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIP determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIP has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2014 and any further reduction in interconnection rates by the MSIP may continue to impact our results of operations. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Increase in Average Monthly Revenue per Subscriber.    The total average monthly revenue per subscriber is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service, data service, initial subscription fees and interconnection revenue, as well as other revenues, for the period by the monthly average number of subscribers (including the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period. Our total average monthly revenue per subscriber increased by 4.1% to Won 44,123 in 2014 from Won 42,377 and increased by 5.6% in 2013 from Won 40,128 in 2012. The increases in total average monthly revenue per subscriber in 2014 and 2013 were primarily due to increases in LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless telecommunications services and data service usage attributable to increases in the number of smartphone users. However, the decrease in the growth rate of our total average monthly revenue per subscriber to 4.1% in 2014 from 5.6% in 2013 is attributable to the higher relative increase in LTE subscribers that subscribe to fixed-rate plans with lower monthly fees compared to those that subscribe to fixed-rate plans with higher monthly fees in connection with the continual migration of wireless subscribers with low data usage (unlike early LTE adopters that generally have high data usage) to LTE services.

Acquisition of SK Hynix Shares.    In February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. As of December 31, 2014, we held a 20.1% equity stake in SK Hynix. SK Hynix’s profit for the year was Won 4,195.2 billion in 2014 and Won 2,872.9 billion in 2013 and recorded a loss for the year of Won 158.8 billion in 2012. Our investment in SK Hynix is accounted for using the equity method and the results of SK Hynix’s performance is reflected in our operating results as gains (loss) related to investments in subsidiaries and associates.

Acquisition of SK Networks’ Retail Distribution Business.    In April 2014, PS&Marketing acquired the retail distribution business of SK Networks. As a result of such acquisition, there was an increase in digital handset sales in 2014 compared to 2013 as well as an increase in various related operating expenses, including cost of products that have been resold and labor costs.

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

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating income in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating income in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. The table below sets forth a reconciliation of our operating income as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for the years ended December 31, 2014, 2013 and 2012 to the operating income as presented in the consolidated statements of income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2014		2013		2012
	(In billions of Won)
Operating income pursuant to IFRS by IASB	￦	1,607.9	￦	1,578.4	￦	1,737.7
Differences:
Other income pursuant to IFRS
Fee revenues		(8.2)		(7.3)		(4.0)
Gain on disposal of property and equipment and intangible assets		(8.8)		(8.0)		(162.6)
Others		(39.5)		(59.7)		(35.3)

		(56.5)		(75.0)		(201.8)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS
Loss on impairment of property and equipment and intangible assets		47.5		13.8		37.0
Loss on disposal of property and equipment and intangible assets		33.0		267.5		15.1
Donations		67.8		82.1		81.3
Bad debt for accounts receivable — other		17.9		22.2		30.1
Others		107.5		122.2		30.7

		273.8		507.7		194.2

Operating income pursuant to K-IFRS	￦	1,825.1	￦	2,011.1	￦	1,730.0

However, there is no impact on profit for the year or earnings per share for the years ended December 31, 2014, 2013 and 2012.

Accounting Standards Updates

We have adopted amendments to IAS 32, Financial Instruments: Presentation, for the year ended December 31, 2014. See note 3 of the notes to our consolidated financial statements for a summary of IAS 32, Financial Instruments: Presentation. The adoption of these amendments is not expected to have a significant impact on our consolidated results of operations or financial position.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the Year Ended December 31,
	2014			2013			2012
	(In billions of Won, except percentage data)
Operating Revenue and Other Income	￦	17,220.3	100.0%	￦	16,677.0	100.0%	￦	16,343.3	100.0%
Revenue		17,163.8	99.7		16,602.1	99.6		16,141.4	98.8
Other income		56.5	0.3		74.9	0.4		201.9	1.2
Operating Expense		15,612.4	90.7		15,098.6	90.5		14,605.6	89.4
Operating Income		1,607.8	9.3		1,578.4	9.5		1,737.6	10.6
Profit before Income Tax		2,253.8	13.1		1,827.1	11.0		1,519.4	9.3
Income Tax Expense from Continuing Operations		454.5	2.6		400.8	2.4		288.2	1.8
Profit from Continuing Operations		1,799.3	10.4		1,426.3	8.6		1,231.2	7.5
Profit (Loss) from Discontinued Operation, Net of Income Taxes(1)		—	—		183.2	1.1		(115.5)	(0.7)
Profit (Loss) for the Year Attributable to:
Owners of the Parent Company		1,801.2	10.5		1,638.9	9.8		1,151.7	7.0
Non-controlling Interests		(1.9)	(0.0)		(29.4)	(0.2)		(36.0)	(0.2)
Profit for the Year		1,799.3	10.4		1,609.5	9.6		1,115.7	6.8

(1)	Relates to results of operations of Loen Entertainment, which ceased being our consolidated subsidiary in July 2013 and SK Telink’s digital media broadcasting business, which was ceased in August 2012, which have been classified as discontinued operations after such cessation.

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	Year Ended December 31,
	2014			2013			2012
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	11,010.6	64.2%	￦	11,001.1	66.3%	￦	10,591.5	65.6%
Cellular Interconnection		817.0	4.8		845.0	5.1		860.3	5.3
Digital Handset Sales (2)		761.6	4.4		645.9	3.9		1,131.7	7.0
Miscellaneous(3)		938.6	5.5		823.5	5.0		635.5	3.9

Total Cellular Services Revenue		13,527.9	78.8		13,315.5	80.2		13,218.9	81.9

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service(4)	￦	467.3	2.7%	￦	474.4	2.9%	￦	485.9	3.0%
Fixed-line Interconnection		57.4	0.3		78.7	0.5		98.5	0.6
Broadband Internet Service(4)		1,152.7	6.7		1,023.2	6.2		865.0	5.4
International Calling Service(5)		112.0	0.7		127.0	0.8		144.1	0.9
Miscellaneous(6)		660.5	3.8		621.1	3.7		600.4	3.7

Total Fixed-line Telecommunication Services Revenue		2,449.9	14.3		2,324.4	14.0		2,193.9	13.6

Other Revenue
Commerce Service(7)	￦	911.5	5.3%	￦	742.6	4.5%	￦	391.9	2.4%
Portal Service(8)		73.0	0.4		92.2	0.6		167.8	1.0
Miscellaneous(9)		201.6	1.2		127.4	0.8		168.9	1.0

Total Other Revenue		1,186.0	6.9		962.2	5.8		728.6	4.5

Total Revenue	￦	17,163.8	100.0%	￦	16,602.1	100.0%	￦	16,141.4	100.0%

Total Revenue Growth		3.4%			2.9%			2.1%
Segment Operating Expense(10)
Cellular Services	￦	11,773.5	68.6%	￦	11,329.4	68.2%	￦	11,535.5	71.5%
Fixed-line Telecommunication Services		2,369.5	13.8		2,268.8	13.7		2,140.7	13.3
Others		1,195.8	7.0		992.8	6.0		735.1	4.6

Total Segment Operating Expense	￦	15,338.7	89.4%	￦	14,591.0	87.9%	￦	14,411.3	89.3%

Segment Operating Income
Cellular Services	￦	1,754.4	10.6%	￦	1,986.1	12.0%	￦	1,683.4	10.4%
Fixed-line Telecommunication Services		80.4	0.5		55.6	0.3		53.1	0.3
Others		(9.8)	(0.1)		(30.6)	(0.2)		(6.5)	(0.0)

Total Segment Operating Income	￦	1,825.1	10.6%	￦	2,011.1	12.1%	￦	1,730.0	10.7%

(1)	Wireless service revenue includes revenue from cellular voice service, wireless data service and initial subscription fees. Revenue from cellular voice service is primarily composed of monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. Revenue from wireless data service is primarily composed of usage charges for SMS and MMS and revenues from outgoing data usage. Until November 2014, such revenue also included initial subscription fees, which we have since ceased charging.

(2)	Digital handsets are sold by PS&Marketing, our consolidated subsidiary.

(3)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by SK Telecom.

(4)	Broadband Internet service (including IP TV service) and fixed-line telephone service are provided by SK Broadband, our consolidated subsidiary.

(5)	International calling service is provided by SK Telink, our consolidated subsidiary.

(6)	Miscellaneous fixed-line telecommunication services revenue includes revenues from leased line, corporate data and Internet solutions businesses provided by SK Broadband and VoIP services provided by SK Telink.

(7)	Commerce service revenue includes revenue from 11th Street, our online shopping mall operated by SK Planet.

(8)	Portal service revenue includes revenues from NATE, our online portal service operated by SK Communications, and Cyworld, a social networking service formerly operated by SK Communications. In March 2014, the Cyworld business was spun-off into an unaffiliated company.

(9)	Miscellaneous others revenue includes revenue from T Store, our online open marketplace for mobile applications operated by SK Planet, and certain other platform businesses operated by SK Planet.

(10)	“Segment operating expense” means operating expense for each reportable segment presented in accordance with K-IFRS and therefore, does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

2014 Compared to 2013

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 3.3% to Won 17,220.3 billion in 2014 from Won 16,677.0 billion in 2013, due to the following increases in operating revenue and other income.

Our consolidated operating revenue increased by 3.4% to Won 17,163.8 billion in 2014 from Won 16,602.1 billion in 2013, primarily as a result of improved revenues from our consolidated subsidiaries, including an increase in digital handset sales principally due to the acquisition by PS&Marketing of the retail distribution business of SK Networks in April 2014, strong growth of SK Planet’s commerce service businesses such as 11th Street and increased revenue from SK Broadband’s IP TV services, as well as growth in the number of new subscribers to our LTE service and increase in data usage.

Our consolidated other income decreased by 24.7% to Won 56.5 billion in 2014 from Won 74.9 billion in 2013 primarily due to a decrease in value-added tax refunds to Won 8.1 billion in 2014 from Won 10.3 billion in 2013 and other income recognized in 2013 but not in 2014 relating to one-off items such as the receipt of insurance coverage payments for typhoon damage of Won 4.6 billion and gain from sale of property and equipment of Won 4.5 billion.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

Cellular Services Segment

The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, digital handset sales and miscellaneous cellular services, increased by 1.6% to Won 13,527.9 billion in 2014 from Won 13,315.5 billion in 2013.

The increase in our cellular services revenue was principally due to increases in our digital handset sales and miscellaneous cellular services revenue, partially offset by a decrease in cellular interconnection revenue. There was no significant change in wireless service revenue between 2013 and 2014.

Digital handset sales increased by 17.9% to Won 761.6 billion in 2014 from Won 645.9 billion in 2013, primarily due to the acquisition by PS&Marketing of 190 retail stores as part of its acquisition of the retail distribution business of SK Networks in April 2014. Miscellaneous cellular services revenue increased by 14.0% to Won 938.6 billion in 2014 from Won 823.5 billion in 2013, primarily due to an increase in revenue from our Internet solutions business.

Cellular interconnection revenue decreased by 3.3% to Won 817.0 billion in 2014 from Won 845.0 billion in 2013. The decrease was primarily attributable to decreases in interconnection rates in 2014, which was partially offset by an increase in total call volume to mobile devices.

Wireless service revenue remained steady at Won 11,010.6 billion in 2014 compared to Won 11,001.1 billion in 2013. Factors that contributed to an increase in wireless service revenue in 2014 were an increase in the number of subscribers that subscribe to LTE plans, which have higher monthly rates than our other wireless service plans, as well as an increase in the number of LTE subscribers that subscribe to more expensive fixed-rate plans that feature a higher data transmission allowance (in connection with the increased availability of data-intensive wireless contents such as mobile video streaming). A factor that offset this increase and contributed to a decrease in wireless service revenue in 2014 was a decrease in initial subscription fees which we ceased charging since November 2014 after gradually decreasing the fee since August 2013.

Fixed-line Telecommunication Services Segment

The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service (including IP TV service), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 14.3% to Won 2,449.9 billion in 2014 from Won 2,324.4 billion in 2013, primarily due to an increase in revenue from our broadband Internet service, partially offset by decreases in revenue from fixed-line interconnection and international calling service.

Revenue from our broadband Internet service increased by 12.7% to Won 1,152.7 billion in 2014 from Won 1,023.2 billion in 2013, primarily attributable to an increase in the number of IP TV subscribers to 2.8 million subscribers as of December 31, 2014 from 2.1 million subscribers as of December 31, 2013. Fixed-line interconnection revenue decreased by 27.1% to Won 57.4 billion in 2014 from Won 78.7 billion in 2013, primarily due to a decrease in residential calling volume. Revenue from international calling service decreased by 11.8% to Won 112.0 billion in 2014 from Won 127.0 billion in 2013, primarily due to a decrease in international calling volume.

Others Segment

The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous other revenue, increased by 3.4% to Won 1,186.0 billion in 2014 from Won 962.2 billion in 2013, due to increases in commerce service revenue and miscellaneous other revenue, partially offset by a decrease in portal service revenue.

Commerce service revenue increased by 22.7% to Won 911.5 billion in 2014 from Won 742.6 billion in 2013, primarily due to an increase in revenue generated by 11th Street. Miscellaneous other revenue increased by 58.2% to Won 201.6 billion in 2014 from Won 127.4 billion in 2013, primarily due to the revenue attributable to Neosnetworks and Iriver, which were acquired by SK Telecom in 2014.

Portal service revenue decreased by 20.8% to Won 73.0 billion in 2014 from Won 92.2 billion in 2013, primarily due to a decrease in advertising revenues from the portal services operated by SK Communications.

Operating Expense.    Our consolidated operating expense increased by 3.4% to Won 15,612.4 billion in 2014 from Won 15,098.6 billion in 2013, primarily due to a 29.2% increase in cost of products that have been resold to Won 1,680.1 billion in 2014 from Won 1,300.4 billion in 2013, which was attributable mainly to the acquisition by PS&Marketing of the retail distribution business of SK Networks in April 2014; a 3.5% increase in commissions paid to Won 5,692.7 billion in 2014 from Won 5,498.7 billion in 2013, which was primarily attributable to an increase in marketing expenses to acquire new LTE subscribers in the first half of 2014 amidst intensified competition among us, KT and LG U+; and a 6.3% increase in labor costs to Won 1,659.8 billion in 2014 from Won 1,561.4 billion in 2013, which was primarily due to the significant increase in the number of employees in connection with several acquisitions in 2014, including the acquisition by PS&Marketing of the retail distribution business of SK Networks in April 2014, the acquisitions by SK Telecom of Neosnetworks in April 2014 and Iriver in August 2014 and the acquisition by SK Planet of Shopkick in October 2014. Such increase was partially offset by an 8.8% decrease in other operating expenses to Won 1,592.6 billion in 2014 from Won 1,746.3 billion in 2013, which was attributable mainly to a decrease in loss on disposal of property and equipment and intangible assets to Won 33.0 billion in 2014 from Won 267.5 billion in 2013.

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

Cellular Services Segment

The segment operating expense for our cellular services segment increased by 3.9% to Won 11,773.5 billion in 2014 from Won 11,329.4 billion in 2013, primarily due to increases in commissions paid, cost of products that have been resold and labor costs, each for the reasons described above, and an increase in depreciation and amortization expenses, which was attributable mainly to an increase in our LTE wireless network equipment and amortization of our frequency licenses.

Fixed-line Telecommunication Services Segment

The segment operating expense for our fixed-line telecommunication services segment increased by 4.4% to Won 2,369.5 billion in 2014 from Won 2,268.8 billion in 2013, primarily due to an increase in commissions paid related to IP TV contents.

Others Segment

The segment operating expense for our others segment increased by 20.4% to Won 1,195.8 billion in 2014 from Won 992.8 billion in 2013, primarily due to an increase in marketing costs resulting from increased competition in the e-commerce market.

Operating Income.    Our consolidated operating income increased by 1.9% to Won 1,607.8 billion in 2014 from Won 1,578.4 billion in 2013, as the increase in operating revenue and other income was slightly greater than the increase in operating expense.

Our segment operating income with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating income for all three reportable segments differs from our consolidated operating income presented in accordance with IFRS by IASB. For a reconciliation of operating income presented in accordance with IFRS by IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The segment operating income of our cellular services segment decreased by 11.7% to Won 1,754.4 billion in 2014 from Won 1,986.1 billion in 2013, primarily due to an increase in marketing expenses to acquire new LTE subscribers in the first half of 2014 amidst intensified competition among us, KT and LG U+. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 13.0% in 2014 from 14.9% in 2013. The segment operating income of our fixed-line telecommunication services segment increased by 44.6% to Won 80.4 billion in 2014 from Won 55.6 billion in 2013, due to an increase in revenue from our broadband Internet service, which is mainly attributable to the growth in our IP TV service. Driven by strong growth in our IP TV service, the segment operating margin of our fixed-line telecommunication services segment increased to 3.3% in 2014 from 2.4% in 2013. The segment operating loss of our others segment decreased to Won 9.8 billion in 2014 from Won 30.6 billion in 2013. As discussed above, while our commerce service revenue increased in 2014, intense competition in the commerce service industry led to increased marketing costs, and thus, the profitability of our commerce service business did not improve in 2014; however, while our portal service revenue decreased in 2014, our operating expenses related to this business decreased to a greater degree such that the profitability of our commerce service business improved in 2014 resulting in the aforementioned decrease in the segment operating loss of our others segment.

Finance Income and Finance Costs.    Our finance income increased by 11.4% to Won 126.3 billion in 2014 from Won 113.4 billion in 2013, primarily due to gain on valuation of derivatives of Won 8.7 billion in 2014 compared to no such gain in 2013; a 47.6% increase in gain on foreign currency transactions to Won 16.3 billion in 2014 from Won 11.0 billion and a 50.5% increase in gain on disposal of long-term investment securities to Won 14.0 billion in 2014 from Won 9.3 billion in 2013 attributable primarily to the disposal of equity interests of iHQ, Inc. Such increases were partially offset by an 8.5% decrease in interest income to Won 60.0 billion in 2014 from Won 65.6 billion in 2013, which was mainly due to a general decrease in interest rates and no gain on valuation of financial asset at fair value through profit or loss in 2014 compared to Won 5.2 billion of such gain in 2013, related to the valuation of convertible bonds of NanoEnTek in 2013, which were subsequently converted into equity in 2014. Our finance costs decreased by 32.3% to Won 386.7 billion in 2014 from Won 571.2 billion in 2013 primarily due to a 92.3% decrease in loss relating to financial liability at fair value through profit or loss to Won 10.4 billion in 2014 from Won 134.2 billion in 2013 due to the valuation loss on our exchangeable bonds due to rising stock prices in 2013 and loss on redemption of debentures upon the exercise of exchange claims in 2013.

Gains (Losses) Related to Investments in Subsidiaries and Associates.    Gains related to investments in subsidiaries and associates increased 28.3% to Won 906.3 billion in 2014 from Won 706.5 billion in 2013, primarily due to a Won 916.5 billion gain attributable to our investment in SK Hynix, in which we have a 20.1% interest. SK Hynix’s profit for the year increased 46.0% to Won 4,195.2 billion in 2014 from 2,872.9 billion in 2013, primarily as a result of increases in unit sales of its dynamic random-access memory and NAND products.

Income Tax.    Income tax expense from continuing operations increased by 13.4% to Won 454.5 billion in 2014 from Won 400.8 billion in 2013, primarily due to a 23.4% increase in profit before income tax to Won 2,253.8 billion in 2014 from Won 1,827.1 billion in 2013. Our effective tax rate in 2014 decreased by 1.7%p to 20.2% in 2014 from 21.9% in 2013, primarily due to an increase in unrecognized deferred tax liabilities in connection with our investments in SK Hynix and income tax refunds received as a result of our successful appeals to the relevant tax authorities.

Profit (Loss) from Discontinued Operations.    We did not recognize any profit or loss from discontinued operations in 2014. In 2013, we recognized profit from discontinued operations of Won 183.2 billion with respect to the disposition by SK Planet of its 52.6% equity stake in Loen Entertainment for an aggregate sale price of approximately Won 265.9 billion.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year increased by 11.8% to Won 1,799.3 billion in 2014 from Won 1,609.5 billion in 2013. Profit for the year as a percentage of operating revenue and other income was 10.4% in 2014 compared to 9.7% in 2013.

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

Our consolidated other income decreased by 62.9% to Won 74.9 billion in 2013 from Won 201.8 billion in 2012 due to a decrease in gain on disposal of property and equipment and intangible assets to Won 8.0 billion in 2013 from Won 162.6 billion in 2012, primarily attributable to sales of certain office buildings in 2012, partially offset by an increase in other income to Won 66.6 billion in 2013 from Won 33.4 billion in 2012, due mainly to an increase in value-added tax refunds to Won 10.3 billion in 2013 from Won 5.5 billion in 2012 as well as compensation for typhoon damage of Won 4.5 billion in 2013 which was not recognized in 2012.

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

Wireless service revenue increased by 3.9% to Won 11,001.1 billion in 2013 from Won 10,591.5 billion in 2012, primarily due to an increase in revenue from monthly plan-based fees and wireless data services driven by an increased number of LTE subscribers and smartphone users who subscribe to fixed-price voice and data plans with higher monthly basic charges than our other wireless telecommunications services, partially offset by a decrease in usage charges for outgoing voice calls. The decrease in usage charges for outgoing voice calls is primarily due to an increased number of subscribers who subscribe to fixed-price voice plans and our introduction of unlimited voice service features. Miscellaneous cellular services revenue increased by 29.6% to Won 823.5 billion in 2013 from Won 635.5 billion in 2012. The increase was primarily attributable to increases in revenue from our Internet solutions business, online shopping services, resale of fixed-line telecommunication services, number portability processing fees and other operating income to the extent attributable to the cellular services segment.

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

Operating Income.    Our consolidated operating income decreased by 9.2% to Won 1,578.4 billion in 2013 from Won 1,737.7 billion in 2012, as the increase in operating expense and decrease in other income outpaced the increase in operating revenue.

Our segment operating income with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating income for all three reportable segments differs from our consolidated operating income presented in accordance with IFRS by IASB. For a reconciliation of operating income presented in accordance with IFRS by IASB and operating income presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The segment operating income of our cellular services segment increased by 18.0% to Won 1,986.1 billion in 2013 from Won 1,683.4 billion in 2012, primarily due to an increase in revenue from monthly plan-based fees and wireless data services driven by an increased number of LTE subscribers and smartphone users who subscribe to fixed-price voice and data plans with higher monthly basic charges than our other wireless telecommunications services, which was enhanced by a decrease in commissions paid relating to marketing expenses to acquire new subscribers. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 14.9% in 2013 from 12.7% in 2012. The segment operating income of our fixed-line telecommunication services segment increased by 4.7% to Won 55.6 billion in 2013 from Won 53.1 billion in 2012, due to an increase in revenue from our broadband Internet service. The segment operating margin of our fixed-line telecommunication services segment remained stable at 2.4% in 2013 and 2012. However, the segment operating loss of our others segment increased significantly to Won 30.6 billion in 2013 from Won 6.5 billion in 2012, primarily due to decreased profitability of our e-commerce business resulting from increased competition in the e-commerce market.

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

Gains (Losses) Related to Investments in Subsidiaries and Associates.    We recorded net gains related to investments in subsidiaries and associates of Won 706.5 billion in 2013 compared to net losses related to investments in subsidiaries and associates of Won 24.6 billion in 2012. The change to a net gain was primarily due to a Won 610.2 billion gain attributable to our investment in SK Hynix, in which we have a 20.57% interest. SK Hynix recorded profit for the year of Won 2,872.9 billion in 2013 compared to loss for the year of Won 158.8 billion in 2012, primarily as a result of increases in both average selling prices and unit sales of its dynamic random-access memory and NAND products.

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

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 1.3% in 2014, 1.3% in 2013 and 2.2% in 2012.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 337.2 billion as of December 31, 2014 and Won 945.8 billion as of December 31, 2013. The working capital deficit as of December 31, 2014 was primarily due to cash expenditures in 2014 used to fund SK Planet’s acquisition of Shopkick and SK Telecom’s acquisitions of Neosnetworks and Iriver. The working capital deficit as of December 31, 2013 was primarily caused by our acquisition of property and equipment in connection with the further expansion and enhancement of our LTE network in 2013 and our repayment of debt incurred in connection with the financing of our acquisition of a 21.05% equity stake in SK Hynix in February 2012. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,427.7 billion as of December 31, 2014 and Won 1,816.2 billion as of December 31, 2013. We had outstanding short-term borrowings of Won 366.6 billion as of December 31, 2014 and Won 260.0 billion as of December 31, 2013. As of December 31, 2014, we had credit lines with several local banks that provided for borrowing of up to Won 566.0 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 834.4 billion as of December 31, 2014 and Won 1,398.6 billion as of December 31, 2013. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2014		2013		2012		2014 to 2013			2013 to 2012
	(In billions of Won, except percentages)
Net Cash Provided by Operating Activities	￦	3,677.4	￦	3,558.6	￦	3,999.7	￦	118.8	3.3%	￦	(441.1)	(11.0)%
Net Cash Used in Investing Activities		(3,683.2)		(2,506.5)		(5,309.6)		(1,176.7)	46.9		2,803.1	(52.8)
Net Cash Provided by (Used in) Financing Activities		(559.4)		(573.2)		585.3		13.8	(2.4)		(1,158.5)	N/A
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		1.0		(0.4)		(6.0)		1.4	N/A		5.6	(93.3)
Net Increase (Decrease) in Cash and Cash Equivalents		(565.2)		478.9		(724.7)		(1,044.1)	N/A		1,203.6	N/A
Cash and Cash Equivalents at Beginning of Period		1,398.6		920.1		1,650.8		478.5	52.0		(730.7)	(44.3)
Cash and Cash Equivalents at End of Period		834.4		1,398.6		920.1		(564.2)	(40.3)%		478.5	52.0%

N/A = Not applicable.

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 3,677.4 billion in 2014, Won 3,558.6 billion in 2013 and Won 3,999.7 billion in 2012. Profit for the year was Won 1,799.3 billion in 2014, Won 1,609.5 billion in 2013 and Won 1,115.7 billion in 2012. Net cash provided by operating activities in 2014 increased by 3.3% from 2013, primarily due to an 11.8% increase in profit for the year to Won 1,799.3 billion in 2014 from Won 1,609.5 billion in 2013. Net cash provided by operating activities in 2013 decreased by 11.0% from 2012, primarily due to a decrease in collections of other accounts receivable related to sales of handsets on installment payment plans and a decrease in other accounts payable. There have been no additional other accounts receivable related to sales of handsets on installment payment plans since September 2010, when Hana SK Card (which has subsequently merged into KEB Card) took over this financing from us.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 3,683.2 billion in 2014, Won 2,506.5 billion in 2013 and Won 5,309.6 billion in 2012. Cash inflows from investing activities were Won 341.4 billion in 2014, Won 1,251.8 billion in 2013 and Won 1,831.2 billion in 2012. Cash inflows in 2014 were primarily attributable to collection of short-term loans of Won 207.4 billion. Cash inflows in 2013 were primarily attributable to collection of short-term loans of Won 290.9 billion, proceeds from disposal of long-term investment securities of Won 287.8 billion, mostly in connection with the merger of SK Marketing & Co., Ltd. into SK Planet in February 2013, proceeds from disposal of a subsidiary of Won 215.9 billion, mostly attributable to the sale in July 2013 of shares of Loen Entertainment, net proceeds from the disposition of non-current assets held for sale of Won 190.4 billion, relating to the sale of shares of SKY Property Management, and a decrease in short-term financial instruments, net of Won 186.4 billion, the proceeds of which were used to repay our outstanding debt. Cash inflows in 2012 were primarily attributable to proceeds from disposal of long-term investment securities of Won 511.4 billion, mostly relating to the sale in October 2012 of half of the POSCO shares we owned, a decrease in short-term financial instruments, net of Won 464.5 billion, the proceeds of which were used to repay our outstanding debt, collection of short-term loans of Won 282.7 billion, as well as proceeds from disposal of property and equipment of Won 271.1 billion, mostly relating to the sales of certain office buildings.

Cash outflows for investing activities were Won 4,024.6 billion in 2014, Won 3,758.3 billion in 2013 and Won 7,140.8 billion in 2012. Cash outflows in 2014 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 3,008.0 billion, primarily in connection with the acquisition of LTE equipment. Cash outflows in 2013 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,879.1 billion, primarily in connection with the further expansion of our LTE network to provide nationwide coverage and to enhance and improve its quality. Cash outflows in 2012 were largely attributable to expenditures related to the acquisition of property and equipment of Won 3,394.3 billion, primarily in connection with the further expansion of our LTE network to provide nationwide coverage and to enhance and improve its quality, and the acquisition of investments in associates of Won 3,098.8 billion, primarily relating to our acquisition of a 21.05% equity stake in SK Hynix.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 559.4 billion in 2014 and Won 573.2 billion in 2013 and net cash provided by financing activities was Won 585.3 billion in 2012. Cash inflows from financing activities were Won 1,421.0 billion in 2014, Won 1,852.2 billion in 2013 and Won 4,245.3 billion in 2012. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,255.5 billion in 2014, Won 1,328.7 billion in 2013 and Won 2,098.4 billion in 2012, proceeds from long-term borrowings, which provided cash of Won 62.6 billion in 2014, Won 105.1 billion in 2013 and Won 2,059.0 billion in 2012, and the issuance of hybrid bonds in 2013, which provided cash of Won 398.5 billion. In 2014, we had cash inflows of Won 102.9 billion due to proceeds from short-term borrowings. The proceeds from long-term borrowings in 2012 consist primarily of borrowings pursuant to a syndicated loan in connection with our acquisition of a 21.05% equity stake in SK Hynix.

Cash outflows for financing activities were Won 1,980.5 billion in 2014, Won 2,425.4 billion in 2013 and Won 3,660.0 billion in 2012. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of debentures, acquisition of treasury stock and repayment of short-term borrowings, among other items. Payment of dividends were Won 666.8 billion in 2014, Won 655.9 billion in 2013 and Won 655.1 billion in 2012. Repayments of current portion of long-term debt were Won 207.8 billion in 2014, Won 161.6 billion in 2013 and Won 102.7 billion in 2012. Repayment of long-term borrowings were Won 23.3 billion in 2014, Won 467.2 billion in 2013 and Won 1,660.5 billion in 2012. Repayment of debentures were Won 1,039.9 billion in 2014, Won 772.0 billion in 2013 and Won 1,145.7 billion in 2012. Decrease in short-term borrowings, net accounted for Won 340.2 billion and Won 61.4 billion of cash outflows for financing activities in 2013 and 2012, respectively.

As of December 31, 2014, we had total long-term debt (excluding current portion) outstanding of Won 5,798.9 billion, which included debentures in the amount of Won 5,649.2 billion and bank and institutional borrowings in the amount of Won 149.7 billion. As of December 31, 2013, we had total long-term debt (excluding current portion) outstanding of Won 5,010.4 billion, which included debentures in the amount of Won 4,905.6 billion and bank and institutional borrowings in the amount of Won 104.8 billion. The increase in our long-term debt as of December 31, 2014 was primarily due to an increase in debentures issued during 2014 for investments to develop new growth engines, including acquisitions such as Neo S Networks, Iriver and Shopkick, and for investments to enhance the competitiveness of our broadband Internet and IP TV services. For a description of our long-term debt, see note 18 of the notes to our consolidated financial statements.

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

In May 2014, we issued (i) two tranches of Korean Won-denominated bonds in the principal amounts of Won 50.0 billion and Won 150.0 billion with maturities of five years and ten years, respectively, and annual interest rates of 3.30% and 3.64%, respectively and (ii) two tranches of Korean Won-denominated bonds with optional redemption terms in the principal amount of Won 50.0 billion with maturities of fifteen years each, and annual interest rates of 4.73% and 4.72%, respectively. In October 2014, we issued three tranches of Korean Won-denominated bonds in the principal amounts of Won 160.0 billion, Won 150.0 billion and 190.0 billion with maturities of five years, seven years and ten years, respectively, and annual interest rates of 2.53%, 2.66% and 2.82%, respectively.

In November 2011, SK Telink issued Korean Won-denominated bonds in the principal amount of Won 10.0 billion with a maturity of four years and an annual interest rate of 4.62%.

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

In April 2014, SK Broadband issued two tranches of Korean Won-denominated bonds in the principal amounts of Won 80.0 billion and Won 210.0 billion with maturities of two years and five years, respectively, and annual interest rates of 3.05% and 3.49%, respectively. In September 2014, SK Broadband issued Korean Won-denominated bonds in the principal amount of Won 130.0 billion with a maturity of five years and an annual interest rate of 2.76%.

In May 2014, PS&Marketing issued Korean Won-denominated bonds in the principal amount of Won 10.0 billion with a maturity of two years and an annual interest rate of 3.24%. In June 2014, PS&Marketing issued Korean Won-denominated bonds in the principal amount of Won 20.0 billion with a maturity of three years and an annual interest rate of 3.48%. In October 2014, PS&Marketing issued Korean Won-denominated bonds in the principal amount of Won 10.0 billion with a maturity of six months and an annual interest rate of 3.12%.

As of December 31, 2014, a substantial portion of our foreign currency-denominated long-term borrowings, which amounted to approximately 30.6% of our total outstanding long-term debt, including current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new and growing business areas, including our platform business, our B2B solutions business and our healthcare business, including through acquisitions and strategic alliances, as well as our investment in SK Hynix. In addition, we have used funds for the acquisition of treasury shares, financing of our subscribers’ handset purchases on installment payment plans and payment of retirement and severance benefits, as well as for the acquisition of additional frequency licenses.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2015. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2014, 2013 and 2012:

	Year Ended December 31,
	2014		2013		2012
	(In billions of Won)
LTE Network	￦	1,357.2	￦	1,439.4	￦	1,767.1
WCDMA Network		92.3		124.2		294.7
Fixed-line Network		399.0		403.5		324.8
Other Network(1)		283.2		338.5		492.6
Others(2)		876.3		573.5		515.1

Total	￦	3,008.0	￦	2,879.1	￦	3,394.3

(1)	Includes investments in our CDMA, WiBro and Wi-Fi networks as well as other capital expenditures related to our networks.

(2)	Includes non-network related investments such as capital expenditures for product development and maintenance and upgrades of our information technology systems and equipment.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2014 were Won 3,008.0 billion. Of such amount, we spent approximately Won 1,357.2 billion, or 45.1%, on capital expenditures related to expanding and enhancing the quality of our LTE network and Won 876.3 billion on other non-network related capital expenditures primarily related to developing new products and maintenance and upgrades to our information technology systems. Our actual capital expenditures in 2013 were Won 2,879.1 billion. Of such amount, we spent approximately Won 1,439.4 billion, or 50.0%, related to expanding and enhancing the quality of our LTE network. Our actual capital expenditures in 2012 were Won 3,394.3 billion. Of such amount, we spent approximately Won 1,767.1 billion, or 52.1%, related to expanding and enhancing the quality of our LTE network.

We are required to pay the cost of our WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.5 billion each year from 2012 through 2014 after the initial payment of Won 52.6 billion in 2010. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz bandwidth in the 800 MHz spectrum is Won 416.5 billion, of which Won 208.3 billion was paid in 2011 with the remainder payable in annual installments from 2013 through 2015. The license fee for the 20 MHz of bandwidth in the 1.8 GHz spectrum was Won 995.0 billion, of which Won 74.6 billion, Won 74.6 billion and Won 248.8 billion was paid in 2013, 2012 and 2011, respectively, and the remainder has been waived in connection with our return of the right to use the 20 MHz bandwidth. The license fee for the 35 MHz of bandwidth in the 1.8 GHz spectrum was Won 1.08 trillion, of which Won 115.2 billion was paid in 2013, and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which Won 8.7 billion was paid in 2012, and the remainder is payable in annual installments from 2014 through 2016. For more information, see note 17 of the notes to our consolidated financial statements.

In addition, we have been making capital expenditures to build more advanced networks based on LTE technology. We commenced commercial LTE services in July 2011 and expanded our LTE network nationwide and launched our LTE multi-carrier technology in 2012. We launched our LTE-A service in June 2013, our wideband LTE-A service in September 2013 and our tri-band LTE-A service in December 2014. For a more detailed description of our LTE network, see “Item 4.B. Business Overview — Digital Wireless Network — LTE Network.” We plan to continue to make capital investments in 2015 to further expand and enhance our LTE network and further develop related technologies.

We expect that our capital expenditure amount in 2015 will be less than that in 2014. Our expenditures will be for a range of projects, including investments to improve our LTE network and launch our LTE-A services, investments to maintain our WCDMA network-based products and services, investments in our wireless Internet-related and convergence businesses and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to the development of our new businesses such as our B2B solutions and healthcare businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2015 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

In addition, through the Share Exchange, we intend to acquire all of the shares of SK Broadband that we do not otherwise own in exchange for our treasury shares such that SK Broadband will become our wholly-owned subsidiary. For a more detailed discussion of the Share Exchange, see “Item 4.A. History and Development of the Company — Recent Developments.”

Repayment of Outstanding Debt.    As of December 31, 2014, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2015	￦ 947,046.8
2016	697.5
2017	1,578,059.5
2018 and thereafter	4,261,548.0

We note that no commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20.0% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25.0% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

Investments in New Businesses and Global Expansion and Other Needs.    We may also require capital for investments to support our development of growing businesses areas.

For example, in February 2012, we acquired a 21.05% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

In April 2014, we acquired a controlling interest in Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate purchase price of approximately Won 24.0 billion. We acquired additional interests in Neosnetworks in April 2015 for Won 40.0 billion, resulting in an increase in our ownership of Neosnetworks to 83.9%. In August 2014, we acquired a 39.3% equity interest of Iriver, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of approximately Won 54.5 billion. We also acquired Won 5.0 billion of convertible bonds issued by Iriver, which may be converted into additional equity interests of Iriver when certain conditions are met. In October 2014, SK Planet acquired a 100.0% ownership interest through its less than wholly-owned subsidiary of Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the commerce business in the United States for an aggregate purchase price of Won 230.9 billion and the assumption of Won 18.7 billion in current liabilities.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2014 was Won 91.6 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 346.3 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Stock Ownership Association and Other Benefits” and note 22 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 666.8 billion in 2014, Won 655.9 billion in 2013 and Won 655.1 billion in 2012.

In April 2015, we distributed annual dividends at Won 8,400 per share to our shareholders for an aggregate payout amount of Won 595.9 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2014, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	￦	6,247,161	￦	565,000	￦	1,513,156	￦	2,019,200	￦	2,149,805
Interest		1,263,101		205,663		296,430		247,522		513,486
Long-term borrowings
Principal		540,187		382,043		65,601		54,628		37,915
Interest		15,221		4,771		4,999		3,819		1,632
Capital lease obligations
Principal		4		4		—		—		—
Interest		—		—		—		—		—
Operating leases
Facility deposits		4,453		560		—		—		3,893
Derivatives		130,889		15,145		112,404		2,604		736
Other long-term payables(2)
Principal		900,024		190,134		238,552		235,669		235,669
Interest		94,669		25,604		36,218		22,993		9,854
Short-term borrowings		366,600		366,600		—		—		—

Total contractual cash obligations	￦	9,562,309	￦	1,755,524	￦	2,267,360	￦	2,586,435	￦	2,952,990

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of frequency licenses. See note 17 of the notes to our consolidated financial statements.

See note 37 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to allowances for doubtful accounts, fair value measurements of financial instruments, estimated useful lives and impairment of long-lived assets, impairment of goodwill, provisions, retirement benefit plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Allowance for doubtful accounts amounted to Won 328.2 billion in 2014 and Won 324.0 billion in 2013. As there was no significant change in our assumptions and judgments including on the aging of accounts receivables, past customer default experience and credit status, and economic and industrial factors, there was no significant change in the percentage of allowance for doubtful accounts as of December 31, 2014 compared to the prior year. If economic or specific industry trends worsen beyond our estimates, the allowances for doubtful accounts we have recorded may be materially adjusted in the future.

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

Our intangible assets include our frequency usage rights, which have contractual lives of 6.3 to 13.1 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2014. See note 17 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: (1) the consideration transferred, (2) the amount of any non-controlling interests in the acquiree and (3) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. See note 16 of the notes to our consolidated financial statements.

Provisions for Handset Subsidy and Restoration

We provide handset subsidies to subscribers who purchase handsets on an installment basis. When the subscribers agree to use our services for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and we estimate a provision for handset subsidies to be paid, which is recognized as commissions paid in operating expenses at the time telecommunication service contracts are made. Our provision for handset subsidies was Won 26.8 billion as of December 31, 2014 and Won 53.9 billion as of December 31, 2013. Our provision for handset subsidies has decreased as we gradually reduced the amount of handset subsidies provided to subscribers.

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

Retirement Benefit Plans

We have defined retirement benefit plans. The costs of providing benefits under the plans are determined using actuarial valuation methods that require management assumptions on discount rates, expected rates of salary increases and expected rates of returns on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined retirement benefit plans. We immediately recognize all actuarial gains and losses arising from defined retirement benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 0.5%, then the estimated defined benefit obligations would have decreased by Won 17.3 billion, or 4.0% in total. If the expected rates of salary increase were increased by 0.5%, then the estimated defined benefit obligations would have increased by Won 18.1 billion, or 4.1% in total. Defined benefit liabilities were Won 91.6 billion in 2014 and 74.2 billion in 2013. Defined benefit liabilities in 2014 increased by Won 17.4 billion compared to 2013 due to a decrease by 0.74%p of the estimated average discount rate and an increase by 0.29%p of the expected rates of salary increase. See note 22 of the notes to our consolidated financial statements.

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

We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2014 and 2013, unused tax loss carryforwards of Won 729.6 billion and Won 669.9 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of Won 59.7 billion in unrecognized tax loss carryforwards in 2014 compared to 2013 were primarily due to unrecognized tax loss carryforwards. See note 31 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

We maintain a high level of spending on our research and development activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

In 2014, 2013 and 2012, our annual research and development expenses were Won 397.8 billion, Won 363.7 billion and Won 346.3 billion. Such expenses consist of research and development costs that are expensed and costs that are amortized during the respective period as well as donations to Korean research institutions and educational organizations of Won 4.0 billion in 2012.

Our total research and development expenses were approximately 2.3% in 2014, 2.1% in 2013 and 1.9% in 2012, respectively, of operating revenue and other income.

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our LTE network, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. Our research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into the following core areas:

•

The network technology R&D center, which has pioneered the development of WCDMA and LTE technologies. This center is developing next-generation network technologies, as well as core network equipment and new services. Current projects include the improvement of LTE technology and the next generation transmission technology and the development of data femtocell and hybrid access points to improve network coverage, as well as location-based services and mobile voice blogging service.

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

Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors, more than half of whom must be independent non-executive directors. We currently have a total of six directors, four of whom are independent non-executive directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Dong Hyun Jang	Aug. 20, 1963	2015	2018	President and Chief Executive Officer	—	Chief Operating Officer, SK Planet; Chief Marketing Officer, Chief Finance Officer, and Executive Vice President of Strategy and Planning Division, SK Telecom

Dae Sik Cho	Nov. 27, 1960	2013	2016	Executive Director	Chief Executive Officer, SK Holdings	Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management Office, SK Holdings

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Shick Oh	Nov. 28, 1954	2013	2016	Independent Non-executive Director	Advisor, Bae, Kim & Lee LLC	Outside Director, CJ Corporation, Head of Seoul Regional Tax Office; Head of Investigation Department, Korea National Tax Service

Jay Young Chung	Oct. 15, 1944	2011	2017	Independent Non-executive Director	Honorary Professor, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO

Jae Hoon Lee	Sep. 26, 1955	2014	2017	Independent Non-executive Director	President, Association of Future Strategy Forum on Energy & Resources Development	Vice Minister, Ministry of Knowledge Economy; Vice Minister, Ministry of Commerce, Industry and Energy; Assistant Minister, Ministry of Commerce, Industry and Energy

Jae Hyeon Ahn	Feb. 2, 1961	2014	2017	Independent Non-executive Director	Vice President, College of Business, KAIST	Dean, College of Information and Media Management, KAIST; President, Korea Media Management Association; Senior Technical Staff Member, AT&T Bell Labs

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

The aggregate of the remuneration paid and in-kind benefits granted to the directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2014 totaled approximately Won 3.5 billion. This amount included Won 750 million in salary and Won 708 million in bonus paid to our former director and President and Chief Executive Office, Mr. Sung Min Ha, who has since resigned, and Won 377 million in salary and Won 349 million in bonus paid to our former director and Head of our Corporate Vision Department, Mr. Dong Seob Jee, who has since resigned.

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

Our audit committee is composed of three independent non-executive directors: Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn, each of whom is financially literate and independent under the rules of the NYSE as applicable. The board of directors has determined that Dae Shick Oh is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Dong Hyun Jang, and two independent directors, Dae Shick Oh and Jae Hoon Lee.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of four independent directors, Jae Hoon Lee, Jay Young Chung , Dae Shick Oh and Jae Hyeon Ahn.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Jay Young Chung and Jae Hoon Lee and Jae Hyeon Ahn.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jae Hyeon Ahn, Jay Young Chung and Dae Shick Oh.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2012	16,447	5,701	22,148
December 31, 2013	21,546	2,243	23,789
December 31, 2014	24,404	1,285	25,689

Labor Relations

As of December 31, 2014, SK Telecom had a company union consisting of 2,114 regular employees out of 4,139 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2012 were completed in April 2012 and resulted in an average wage increase of 4.0% for SK Telecom employees. Our wage negotiations for 2013 were completed in October 2013 and resulted in an average wage increase of 1.5% for SK Telecom employees. Our wage negotiations for 2014 were completed in May 2014 and resulted in no change to the average wage of SK Telecom employees. Our wage negotiations for 2015 have not commenced yet. We consider our relations with our employees to be good.

Employee Stock Ownership Association and Other Benefits

Since April 1999, we have been required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association. On December 26, 2007 and January 23, 2008, we loaned Won 31.0 billion and Won 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans are to be repaid over a period of five years, beginning on the second anniversary of each loan date. We expect these loans to be repaid in full by 2015. As of December 31, 2014, the employee stock ownership association owned approximately 0.11% of our issued common stock.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2014, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 437.8 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 346.3 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2014 was set at 1.51% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion. The contribution amount for 2013 was set at 1.64% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion. The contribution amount for 2012 was set at 1.29% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2015:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Standing Directors:
Dong Hyun Jang	President & Chief Executive Officer	251	0.0%	None	None
Dae Sik Cho	Executive Director	0	0	None	None
Non-Standing Directors:
Dae Shick Oh	Independent Non-executive Director	0	0	None	None
Jay Young Chung	Independent Non-executive Director	0	0	None	None
Jae Hoon Lee	Independent Non-executive Director	0	0	None	None
Jae Hyeon Ahn	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2014, approximately 56.53% of our issued shares were held in Korea by approximately 23,380 shareholders. According to Citibank, N.A., depositary for our American Depositary Receipts, as of December 31, 2014, there were 47,422 U.S. holders of our American Depositary Receipts evidencing ADSs and 11,237,667 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 15.8% of our outstanding common shares.

The following table sets forth certain information as of March 31, 2015 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares and with respect to the total amount of such shares owned by our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	28.71%
Treasury shares(1)	9,809,375	12.15	N/A
Officers and Directors	4,822	0.01	0.01
Other Domestic Shareholders	14,958,435	18.53	21.09
Foreign Shareholders(2)
Shareholders holding ADRs	10,000,488	12.39	14.10
Shareholders holding common stock	25,609,139	31.72	36.10
Total Issued Shares(3)	80,745,711	100%	—
Total Outstanding Shares(4)	70,936,336	—	100%

(1)	Treasury shares do not have any voting rights. Pursuant to the Share Exchange, which is currently scheduled for June 2015, we expect to exchange 2,471,883 treasury shares for the common shares of SK Broadband, subject to adjustments.

(2)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(3)	On January 9, 2009, we purchased (using retained earnings) and cancelled 448,000 common shares. As a result of such retirement of common shares, the total number of shares decreased from 89,278,946 to 80,745,711, which is the total number of shares issued to date.

(4)	Represents total issued shares excluding treasury shares.
The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2014	2013	2012
	(As a percentage of total issued shares)(1)
SK Group(2)	25.22%	25.22%	25.22%
SK Holdings	25.22	25.22	25.22
National Pension Service	7.09	5.90	4.97

(1)	Includes 9,809,375, 9,809,375 and 11,050,712 shares held in treasury as of December 31, 2014, 2013 and 2012, respectively. Pursuant to the Share Exchange, which is currently scheduled for June 2015, we expect to exchange 2,471,883 treasury shares for the common shares of SK Broadband, subject to adjustments.

(2)	SK Group’s ownership interest as of December 31, 2014, 2013 and 2012 consisted of the ownership interest of SK Holdings only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

On July 1, 2007, the company formerly known as SK Corporation underwent a corporate reorganization, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. The surviving company currently operates as a holding company, renamed SK Holdings. Ownership of all our shares held by SK Corporation immediately preceding the reorganization passed to SK Holdings as of July 1, 2007. On April 20, 2015, SK Holdings announced its decision to merge with and into SK C&C in August 2015, subject to the approval of the respective board of directors of SK Holdings and SK C&C and the receipt of relevant regulatory consents and approvals, among other conditions.

As of March 31, 2015, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2015, the total number of our common shares outstanding was 70,936,336.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

SK Networks

In September 2009, we acquired the leased-line business and related ancillary businesses from SK Networks for Won 892.76 billion and assumed Won 611.44 billion of debt as part of the transaction. Prior to such acquisition, KT and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Digital Wireless Network — Network Infrastructure.” In addition, PS&Marketing acquired the retail distribution business of SK Networks in April 2014.

As of December 31, 2014, we had Won 2.6 billion of accounts receivable from SK Networks. As of the same date, we had Won 238.4 billion of accounts payable to SK Networks, mainly consisting of commissions to dealers owned by SK Networks. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,509.0 billion, Won 1,463.3 billion and Won 1,747.1 billion in 2014, 2013 and 2012.

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

We enter into agreements with SK C&C Co., Ltd. (“SK C&C”) from time to time for specific information technology-related projects. The aggregate fees we paid to SK C&C for information technology services amounted to Won 360.8 billion in 2014, Won 357.9 billion in 2013 and Won 324.2 billion in 2012. We also purchase various information technology-related equipment from SK C&C from time to time. The total amount of such purchases was Won 168.8 billion in 2014, Won 206.3 billion in 2013 and Won 304.1 billion in 2012. We are a party to several service agreements with SK C&C relating to the development and maintenance of our information technologies systems.

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2014.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-75.

Legal Proceedings

FTC Proceedings

In June 2011, the FTC fined us Won 2.0 billion and Loen Entertainment, our consolidated subsidiary at the time, Won 8.7 billion for activities allegedly restricting competition in markets for digital music services. We and Loen Entertainment paid such fine in August 2011 and filed appeals at the Seoul High Court and subsequently at the Supreme Court of Korea, which ruled against us and Loen Entertainment.

In March 2012, the FTC fined us Won 21.9 billion for allegedly colluding with KT, LG U+, Samsung Electronics, LG Electronics and Pantech (which were also assessed separate fines) to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. We paid such fine in September 2012 and filed an appeal at the Seoul High Court, which ruled against us in October 2014. We appealed the decision to the Supreme Court of Korea, where the case is currently pending.

In July 2012, the FTC fined us Won 25.0 billion for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. We paid such fine in November 2012 and filed an appeal at the Seoul High Court, which ruled for us on May 2014. The FTC appealed the decision to the Supreme Court of Korea, where the case is currently pending.

MIC, KCC and MSIP Proceedings

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

On March 7, 2014, the MSIP imposed a suspension on us from acquiring new subscribers for a period of 45 days, which is the longest suspension period imposed on us by the Government for providing subsidies to subscribers which were not universally available. On March 13, 2014, the KCC imposed an additional suspension of business on us for a period of seven days and imposed a fine of Won 16.7 billion on us for the same reason, which we paid in April 2014. We suspended acquisition of new customers during the period from September 11, 2014 to September 17, 2014.

On August 21, 2014, the KCC imposed a fine of Won 37.1 billion on us and issued a correctional order for providing discriminatory subsidies to subscribers. We paid such fine in September 2014.

On March 26, 2015, the KCC imposed a fine of Won 23.5 billion on us and imposed a suspension on acquiring new subscribers for a period of seven days for providing subsidies to subscribers in excess of the amounts permitted under the MDDIA.

KT Interconnection Fee Litigation

In December 2010, we filed a lawsuit in the Seoul Central District Court against KT alleging that they paid us lower interconnection fees for intentionally bypassing our WCDMA spectrum and using our CDMA network rather than our WCDMA network. In response, KT filed a counterclaim against us, alleging that we failed to respond to their request for information and that we intentionally delayed the interconnection for calls from fixed-line KT users to our wireless subscribers and seeking damages of Won 33.7 billion. In September 2012, the Seoul Central District Court dismissed our lawsuit against KT and rendered a judgment that accepted KT’s claims in part. We filed an appeal at the Seoul High Court in October 2012, and in January 2014, the Seoul High Court overturned the District Court’s decision and rendered a judgment that accepted our claims in part. We and KT each filed an appeal at the Supreme Court of Korea in February 2014.

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. Various lawsuits have been filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to three of the lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of March 31, 2015, nineteen of the lawsuits, seeking damages of approximately Won 1.2 billion in aggregate, were pending at various district courts, various high courts and the Supreme Court of Korea.

COLORing Litigation

In May 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit against us seeking license fees for our COLORing service that plays a ring back melody in lieu of a conventional dial tone. In February 2011, the court rendered a judgment against us ordering us to pay Won 570 million to KOMCA, which was affirmed by the appellate court in October 2011. We appealed the decision to the Supreme Court of Korea in November 2011. In July 2013, the Supreme Court of Korea overturned the appellate court’s decision and sent the case back to the appellate court for further deliberation. In September 2014, the appellate court ruled the remanded case in our favor. KOMCA filed an appeal at the Supreme Court of Korea, which ruled in our favor on January 15, 2015.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2010	￦ 9,400	￦ 669.5	71,094,999
2011	9,400	656.5	69,694,999	(1)
2012	9,400	655.1	69,694,999
2013	9,400	666.4	70,936,336
2014	9,400	666.8	70,936,336

(1)	The number of shares entitled to the interim dividend was 71,094,999.

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

In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. In July 2014, we distributed such interim dividends at Won 1,000 per share to our shareholders for a total amount of approximately Won 71.0 billion.

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

The principal trading market for our common shares is the KRX KOSPI Market. As of March 31, 2015, 70,936,336 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2015, ADSs representing 10,000,488 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of our common shares on the KRX KOSPI Market since January 1, 2010:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2010	188,000	158,500	173,500	193,937
First Quarter	188,000	168,500	173,500	306,532
Second Quarter	178,000	158,500	160,500	202,245
Third Quarter	171,500	158,500	171,500	145,561
Fourth Quarter	180,500	168,500	173,500	127,235
2011	172,500	131,000	141,500	214,788
First Quarter	172,500	156,000	163,500	124,796
Second Quarter	169,000	152,500	161,500	160,839
Third Quarter	161,500	131,000	149,500	324,018
Fourth Quarter	165,000	141,500	141,500	249,500
2012	161,000	120,500	152,500	216,031
First Quarter	146,000	134,500	139,500	193,924
Second Quarter	142,500	120,500	125,000	284,712
Third Quarter	153,000	125,000	147,000	208,276
Fourth Quarter	161,000	145,500	152,500	177,955
2013	238,500	150,000	230,000	212,769
First Quarter	185,500	150,000	180,500	234,684
Second Quarter	225,500	172,000	210,000	245,151
Third Quarter	226,500	202,000	218,500	175,670
Fourth Quarter	238,500	211,500	230,000	195,925
2014	298,500	196,500	268,000	170,709
First Quarter	229,000	196,500	215,500	184,185
Second Quarter	243,500	198,000	236,500	180,743
Third Quarter	298,500	236,000	290,000	152,740
Fourth Quarter	298,500	259,000	268,000	165,710
2015 (through April 28)	301,000	262,500	288,000	166,540
First Quarter	301,000	264,000	272,500	151,786
January	290,000	264,000	289,000	159,103
February	301,000	274,000	286,500	126,689
March	290,500	269,000	272,500	164,195
Second Quarter (through April 28)	293,500	262,500	288,000	210,803
April (through April 28)	293,500	262,500	288,000	210,803

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the NYSE since January 1, 2010:

	Prices			Average Daily Trading Volume
Calendar Year	High	Low	Close
	(US$ per ADS)			(Number of ADSs)
2010	19.13	14.73	18.63	1,288,546
First Quarter	18.33	16.32	17.26	1,422,379
Second Quarter	18.51	14.73	14.73	1,486,937
Third Quarter	17.48	14.84	17.47	1,294,034
Fourth Quarter	19.13	17.74	18.63	960,206
2011	19.80	13.47	13.61	1,866,528
First Quarter	19.02	16.83	18.81	1,639,731
Second Quarter	19.80	17.36	18.70	1,640,469
Third Quarter	18.77	13.47	14.07	2,125,730
Fourth Quarter	15.89	13.49	13.61	2,060,180
2012	16.41	10.85	15.83	1,758,414
First Quarter	14.60	12.89	13.91	1,644,366
Second Quarter	14.18	10.85	12.10	2,135,473
Third Quarter	15.08	12.03	14.54	1,836,959
Fourth Quarter	16.41	14.41	15.83	1,409,508
2013	25.16	15.63	24.62	1,407,958
First Quarter	18.72	15.63	17.87	1,884,190
Second Quarter	22.45	16.91	20.33	1,724,433
Third Quarter	22.79	19.42	22.70	848,082
Fourth Quarter	25.16	22.12	24.62	1,204,890
2014	31.75	20.76	27.01	905,341
First Quarter	24.07	20.76	22.57	952,847
Second Quarter	26.50	20.76	25.94	908,195
Third Quarter	31.75	25.54	30.34	963,636
Fourth Quarter	30.62	27.01	27.01	803,932
2015 (through April 28)	30.07	26.22	29.93	731,767
First Quarter	29.76	26.22	27.21	787,402
January	29.27	26.78	28.75	959,500
February	29.76	27.65	29.07	739,883
March	29.30	26.22	27.21	269,414
Second Quarter (through April 28)	30.07	26.49	29.93	553,149
April (through April 28)	30.07	26.49	29.93	553,149

The Korean Securities Market

The Korea Exchange Inc.

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Securities Dealers Association, were merged and integrated into the Korea Exchange as a joint stock company. There are four different markets run by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, the KRX KONEX Market and the KRX Derivatives Market. The Korea Exchange has three trading floors located in Seoul, one for the KRX KOSPI Market, one for the KRX KOSDAQ Market and one for the KRX KONEX Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (1) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (2) the Small & Medium Business Corporation, (3) the Korea Securities Finance

Corporation and (4) the Korea Financial Investment Association. Currently, the Korea Exchange is the only stock exchange in Korea and is run by membership, having most of Korean securities companies and some Korean branches of foreign securities companies as its members.

As of December 31, 2014, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,192.3 trillion. For the year ended December 31, 2014, the average daily trading volume of equity securities was approximately 278.1 million shares with an average trading value of Won 3,983.6 billion. For the year ended December 31, 2013, the average daily trading volume of equity securities was approximately 328.3 million shares with an average trading value of Won 3,993.4 billion. For the year ended December 31, 2012, the average daily trading volume of equity securities was approximately 486.5 million shares with an average trading value of Won 4,823.6 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price to Earnings(2)
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price to Earnings(2)
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.6	10.9
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014	2,013.11	2,093.08	1,881.73	1,915.59	1.1	15.3
2015 (through April 28)	1,914.24	2,173.41	1,882.45	2,147.67	1.1	16.7

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 2,147.67 on April 28, 2015.

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	￦	2,959	US$	4,223	10,565	￦	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,734		4,824,610		4,537,819
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014	773		1,192,253		1,092,908	278,082		3,983,580		3,651,646
2015 (through April 24)	762		1,346,808		1,251,797	398,452		5,133,955		4,771,777

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on March 20, 2015, our objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2015, 80,745,711 common shares were issued, of which 9,809,375 shares were held by us in treasury. Pursuant to the Share Exchange, which is currently scheduled for June 2015, we expect to exchange 2,471,883 treasury shares for the common shares of SK Broadband, subject to adjustments. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of shares so acquired and held by members of our employee stock ownership association does not exceed 20.0% of the sum of the number of shares then outstanding and the number of newly-issued shares. As of December 31, 2014, approximately 0.11% of the issued shares were held by members of our employee stock ownership association.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of March 31, 2015. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2015, the outstanding ADSs represented 10,000,488 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3.0% of our shares of common stock.

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

We have not entered into any material contracts since January 1, 2014, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 36 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2014 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned our common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general category” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

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

We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$300 million of bonds issued in March 2013, US$300 million of bonds issued in October 2013 and US$86.3 million of bonds issued in December 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, CHF 300 million of bonds issued in June 2012, US$700 million of bonds issued in November 2012 and AUD 300 million of bonds issued in January 2013. See note 23 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars, Franc and Australian Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of approximately 0.3%, or Won 7.3 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2014. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2014:

	Maturities
	2015		2016		2017		2018		2019		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	898.0	￦	673.6	￦	244.0	￦	204.1	￦	766.5	￦	1,375.9	￦	4,162.1	￦	2,893.5
Average weighted rate(1)		3.82%		5.19%		4.41%		5.70%		3.01%		3.41%
Sub-total		898.0		673.6		244.0		204.1		766.5		1,375.9		4,162.1		2,893.5
Foreign currency:
Fixed-rate		12.7		12.7		613.3		1,102.2		12.7		465.0		2,218.6		2,445.4
Average weighted rate(1)		1.70%		1.70%		3.08%		2.36%		1.70%		6.38%
Variable rate		—		—		—		—		—		328.5		328.5		328.5
Average weighted rate(1)		—		—		—		—		—		1.11%
Sub-total		12.7		12.7		613.3		1,102.2		12.7		793.5		2,547.1		2,773.9
Total	￦	910.7	￦	686.3	￦	857.3	￦	1,306.3	￦	779.2	￦	2,169.4	￦	6,709.2	￦	5,667.4

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of approximately 0.02%, Won 0.5 billion, with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2014. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2014, 2013 and 2012, a 10.0% increase in the equity indices where our available-for-sale equity instruments are listed, with all other variables held constant, would have increased our total equity by Won 54.2 billion, Won 63.4 billion and Won 58.4 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12.A.	Debt Securities

Not applicable.

Item 12.B.	Warrants and Rights

Not applicable.

Item 12.C.	Other Securities

Not applicable.

Item 12.D.	American Depositary Shares

Fees and Charges under Deposit Agreement

The ADR depositary will charge the party receiving ADSs up to US$5.00 per 100 ADSs (or fraction thereof), provided that the ADR depositary has agreed to waive such fee as would have been payable by us in the case of (1) an offering of ADSs by us or (2) any distribution of shares of common stock or any rights to subscribe for additional shares of common stock. The ADR depositary will not charge the party to whom ADSs are delivered against deposits. The ADR depositary will charge the party surrendering ADSs for delivery of deposited securities up to US$5.00 per 100 ADSs (or fraction thereof) surrendered. The ADR depositary will also charge the party to whom any cash distribution, or for whom the sale or exercise of rights or other corporate action involving distributions to shareholders, is made with respect to ADSs up to US$0.02 per ADS held plus the expenses of the ADR depositary on a per-ADS basis. We will pay the expenses of the ADR depositary and any entity acting as registrar for the shares only as specified in the deposit agreement. The ADR depositary will pay any other charges and expenses of the ADR depositary and the entity acting as registrar for the shares.

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

Payments made by ADS Depositary

All fees and other direct and indirect payments reimbursed by the depositary are as following:

	Year Ended December 31, 2014
	(In Dollars)
Expenses for preparation of SEC filing and submission	US$	713,546
Listing Fees		266,861
Education/Training		193,865
Corporate Action		203,980
Miscellaneous		141,932

Total	US$	1,520,184

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2014. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2014 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013
	(In millions of Won)
Audit Fees	￦	3,522	￦	2,102
Audit-Related Fees	￦	12	￦	4
Tax Fees	￦	408	￦	182
All Other Fees	￦	50	￦	9

Total	￦	3,992	￦	2,297

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

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the six members of our board of directors, four are independent directors.
Executive Session
Listed companies must hold meetings solely attended by independent directors to more effectively check and balance management directors.	Our audit committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised solely of three independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has three independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on April 30, 2013)

15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.3	Telecommunications Business Act, as amended (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)

15.5	Government Organization Act, as amended (English translation)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of SK Telecom Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SK Telecom Co., Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2015, expressed an unqualified opinion on SK Telecom Co., Ltd.’s internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2015

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. SK Telecom Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on SK Telecom Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, SK Telecom Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated statements of financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 29, 2015, expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2015

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	30,34,35	￦	834,429	1,398,639
Short-term financial instruments	6,30,34,35,36,37		313,068	311,474
Short-term investment securities	9,34,35		280,161	106,068
Accounts receivable — trade, net	7,30,34,35,36		2,392,150	2,257,316
Short-term loans, net	7,34,35,36		74,512	79,395
Accounts receivable — other, net	7,34,35,36		690,527	643,603
Prepaid expenses			134,404	108,909
Derivative financial assets	23,34,35		—	10
Inventories, net	8,37		267,667	177,120
Assets classified as held for sale	10		10,510	3,667
Advanced payments and other	7,9,34,35,36		85,720	37,214

Total Current Assets			5,083,148	5,123,415

Non-Current Assets:
Long-term financial instruments	6,34,35,37		631	8,142
Long-term investment securities	9,34,35		956,280	968,527
Investments in associates and joint ventures	13		6,298,088	5,325,297
Property and equipment, net	14,36,37		10,567,701	10,196,607
Investment property, net	15		14,997	15,811
Goodwill	16		1,917,595	1,733,261
Intangible assets, net	17		2,483,994	2,750,782
Long-term loans, net	7,34,35,36		55,728	57,442
Long-term accounts receivable — other	7,34,35		3,596	—
Long-term prepaid expenses	37		51,961	32,008
Guarantee deposits	6,7,34,35,36		285,144	249,600
Long-term derivative financial assets	23,34,35		70,035	41,712
Deferred tax assets	2,31		25,083	26,322
Other non-current assets	7,34,35		127,252	47,589

Total Non-Current Assets			22,858,085	21,453,100

Total Assets		￦	27,941,233	26,576,515

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	18,30,34,35	￦	366,600	260,000
Current installments of long-term debt, net	18,30,34,35		590,714	1,042,276
Current installments of finance lease liabilities	21,30,34,35		3,804	19,351
Current installments of long-term payables — other	19,34,35		189,389	206,800
Accounts payable — trade	34,35,36		275,495	214,716
Accounts payable — other	34,35,36		1,381,850	1,864,024
Withholdings	34,35,36		1,053,063	728,936
Accrued expenses	34,35		952,418	988,193
Income tax payable	31		99,236	112,316
Unearned revenue			327,003	441,731
Derivative financial liabilities	23,34,35		—	21,171
Provisions	20		51,075	66,775
Advanced receipts	33,34		129,255	102,931
Liabilities classified as held for sale	10		408	—

Total Current Liabilities			5,420,310	6,069,220

Non-Current Liabilities:
Debentures, excluding current installments, net	18,30,34,35		5,649,158	4,905,579
Long-term borrowings, excluding current installments	18,30,34,35		149,720	104,808
Long-term payables — other	19,34,35		684,567	838,585
Long-term unearned revenue			19,659	50,894
Finance lease liabilities	21,30,34,35		26	3,867
Defined benefit liabilities	22		91,587	74,201
Long-term derivative financial liabilities	23,34,35		130,889	103,168
Long-term provisions	20		36,013	28,106
Deferred tax liabilities	32		444,211	168,825
Other non-current liabilities	34,35		66,823	62,705

Total Non-Current Liabilities			7,272,653	6,340,738

Total Liabilities			12,692,963	12,409,958

Equity
Share capital	1,24		44,639	44,639
Capital surplus (deficit) and other capital adjustments	24,25		(120,520)	(81,010)
Hybrid bonds	26		398,518	398,518
Retained earnings	27		14,188,591	13,102,495
Reserves	28		(4,489)	(12,270)

Equity attributable to owners of the Parent Company			14,506,739	13,452,372
Non-controlling interests			741,531	714,185

Total Equity			15,248,270	14,166,557

Total Liabilities and Equity		￦	27,941,233	26,576,515

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2014, 2013 and 2012

(In millions of won except for per share data)	Note	2014		2013	2012
Continuing operations
Operating revenue and other income:	5,36
Revenue		￦	17,163,798	16,602,054	16,141,409
Other income	20,29		56,471	74,954	201,844

			17,220,269	16,677,008	16,343,253

Operating expense:	36
Labor cost	22		1,659,777	1,561,358	1,267,928
Commissions paid			5,692,680	5,498,695	5,949,542
Depreciation and amortization	5		2,714,730	2,661,623	2,421,128
Network interconnection			997,319	1,043,733	1,057,145
Leased line			399,014	448,833	468,785
Advertising			415,857	394,066	384,353
Rent			460,309	443,639	422,388
Cost of products that have been resold			1,680,110	1,300,375	1,292,304
Other operating expenses	29		1,592,647	1,746,283	1,342,025

Sub-total			15,612,443	15,098,605	14,605,598

Operating income	5		1,607,826	1,578,403	1,737,655
Finance income	5,30		126,337	113,392	444,558
Finance costs	5,30		(386,673)	(571,203)	(638,285)
Gain (loss) related to investments in subsidiaries, associates and joint ventures, net	1,5,13		906,338	706,509	(24,560)

Profit before income tax			2,253,828	1,827,101	1,519,368

Income tax expense from continuing operations	31		454,508	400,797	288,207

Profit from continuing operations			1,799,320	1,426,304	1,231,161

Discontinued operation
Profit (loss) from discontinued operations, net of income taxes	38		—	183,245	(115,498)

Profit for the year		￦	1,799,320	1,609,549	1,115,663

Attributable to:
Owners of the Parent Company		￦	1,801,178	1,638,964	1,151,705
Non-controlling interests			(1,858)	(29,415)	(36,042)
Earnings per share	32
Basic earnings per share (in Won)		￦	25,154	23,211	16,525

Diluted earnings per share (in Won)		￦	25,154	23,211	16,141

Earnings per share — Continuing operations	32
Basic earnings per share (in Won)		￦	25,154	20,708	18,015

Diluted earnings per share (in Won)		￦	25,154	20,708	17,583

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	Note	2014		2013	2012
Profit for the year		￦	1,799,320	1,609,549	1,115,663
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	3,22		(32,942)	5,946	(15,048)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	3,28,30		27,267	2,009	(149,082)
Net change in other comprehensive income of investments in associates and joint ventures	3,13,28		8,187	3,034	(82,513)
Net change in unrealized fair value of derivatives	3,23,28,30		(45,942)	11,222	(23,361)
Foreign currency translation differences for foreign operations	3,28		14,944	(3,714)	(49,538)

Other comprehensive income (loss) for the year			(28,486)	18,497	(319,542)

Total comprehensive income		￦	1,770,834	1,628,046	796,121

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,777,519	1,655,570	851,565
Non-controlling interests			(6,685)	(27,524)	(55,444)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	Controlling interest							Non- controlling interests
	Share capital		Capital surplus (deficit) and other capital adjustments	Hybrid bonds	Retained earnings	Reserves	Sub-total		Total equity
Balance, January 1, 2012	￦	44,639	(285,347)	—	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss) for the year		—	—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)

		—	—	—	1,137,265	(285,700)	851,565	(55,444)	796,121
Changes in ownership in subsidiaries		—	(3,536)	—	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	—	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

Balance, January 1, 2013	￦	44,639	(288,883)	—	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss) for the year		—	—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive income		—	—	—	3,240	13,366	16,606	1,891	18,497

		—	—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bonds		—	—	398,518	—	—	398,518	—	398,518
Interest on hybrid bonds		—	—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	(81,010)	398,518	13,102,495	(12,270)	13,452,372	714,185	14,166,557

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	Controlling interest							Non- controlling interests
	Share capital		Capital surplus (deficit) and other capital adjustments	Hybrid bonds	Retained earnings	Reserves	Sub-total		Total equity
Balance, January 1, 2014	￦	44,639	(81,010)	398,518	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the year		—	—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive income (loss)		—	—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	—	(10,869)	10,534	(335)

Balance, December 31, 2014	￦	44,639	(120,520)	398,518	14,188,591	(4,489)	14,506,739	741,531	15,248,270

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	2014		2013	2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	1,799,320	1,609,549	1,115,663
Adjustments for income and expenses (Note 39)		2,978,995	3,275,376	3,289,861
Changes in assets and liabilities related to operating activities (Note 39)		(707,333)	(969,870)	204,308

Sub-total		4,070,982	3,915,055	4,609,832
Interest received		56,706	64,078	88,711
Dividends received		13,048	10,197	27,732
Interest paid		(280,847)	(300,104)	(363,685)
Income tax paid		(182,504)	(130,656)	(362,926)

Net cash provided by operating activities		3,677,385	3,558,570	3,999,664

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		5,627	186,425	464,531
Decrease in short-term investment securities, net		—	—	65,000
Collection of short-term loans		207,439	290,856	282,658
Proceeds from disposals of long-term financial instruments		2,535	16	23
Proceeds from disposals of long-term investment securities		65,287	287,777	511,417
Proceeds from disposals of investments in associates and joint ventures		7,333	43,249	1,518
Proceeds from disposals of property and equipment		25,143	12,579	271,122
Proceeds from disposals of investment property		—	—	43,093
Proceeds from disposals of intangible assets		10,917	2,256	21,048
Proceeds from disposal of assets held for sale		3,667	190,393	—
Collection of long-term loans		4,454	13,104	11,525
Decrease in deposits		8,891	8,509	41,785
Proceeds from disposals of other non-current assets		94	683	1,853
Proceeds from disposals of subsidiaries		—	215,939	89,002
Increase in cash due to acquisitions of subsidiaries		—	—	26,651

Sub-total		341,387	1,251,786	1,831,226
Cash outflows for investing activities:
Increase in short-term investment securities, net		(174,209)	(45,032)	—
Increase in short-term loans		(202,501)	(279,926)	(245,465)
Increase in long-term loans		(4,341)	(4,050)	(3,464)
Increase in long-term financial instruments		(2,522)	(7,510)	(16)
Acquisitions of long-term investment securities		(41,305)	(22,141)	(92,929)
Acquisitions of investments in associates and joint ventures		(60,020)	(97,366)	(3,098,833)
Acquisitions of property and equipment		(3,008,026)	(2,879,126)	(3,394,349)
Acquisitions of investment property		—	—	(129)
Acquisitions of intangible assets		(130,667)	(243,163)	(146,249)
Cash held by disposal group classified as held for sale		(552)	—	(51,831)
Increase in deposits		(6,903)	(83,314)	(43,534)
Increase in other non-current assets		(18,233)	(1,830)	(8,619)
Acquisition of businesses, net of cash acquired		(375,273)	(94,805)	(43,389)
Decrease in cash due to disposals of a subsidiaries		—	—	(12,003)

Sub-total		(4,024,552)	(3,758,263)	(7,140,810)

Net cash used in investing activities	￦	(3,683,165)	(2,506,477)	(5,309,584)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	2014		2013	2012
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	￦	102,868	—	—
Proceeds from issuance of debentures		1,255,468	1,328,694	2,098,351
Proceeds from long-term borrowings		62,552	105,055	2,059,004
Proceeds from issuance of hybrid bonds		—	398,518	—
Cash inflows from transaction of derivatives		200	19,970	87,899

Sub-total		1,421,088	1,852,237	4,245,254
Cash outflows for financing activities:
Decrease in short-term borrowings, net		—	(340,245)	(61,401)
Repayments of long-term account payables-other		(207,791)	(161,575)	(102,672)
Repayments of debentures		(1,039,938)	(771,976)	(1,145,691)
Repayments of long-term borrowings		(23,284)	(467,217)	(1,660,509)
Cash outflows from transactions of derivatives		(6,444)	—	(5,415)
Repayments of finance lease liabilities		(19,388)	(20,342)	(20,794)
Payments of dividends		(666,802)	(655,946)	(655,133)
Payments of interest on hybrid bonds		(16,840)	—	—
Decrease in cash from consolidated capital transaction		—	(8,093)	(8,372)

Sub-total		(1,980,487)	(2,425,394)	(3,659,987)

Net cash provided by (used in) financing activities		(559,399)	(573,157)	585,267

Net increase (decrease) in cash and cash equivalents		(565,179)	478,936	(724,653)
Cash and cash equivalents at beginning of the year		1,398,639	920,125	1,650,794
Effects of exchange rate changes on cash and cash equivalents		969	(422)	(6,016)

Cash and cash equivalents at end of the year	￦	834,429	1,398,639	920,125

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2014 and 2013 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Iconcube Holdings, Inc.(*1)	Korea	Investment association	100.0	—
Iconcube, Inc.(*1)	Korea	Internet website services	100.0	—
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*1,2)	Korea	Guarding of facilities	66.7	—
IRIVER LIMITED(*1,3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
Iriver CS Co., Ltd.(*1)	Korea	After-sales service and logistics agency	100.0	—
iriver Enterprise Ltd.(*1)	Hong Kong	Management of Chinese subsidiary	100.0	—
iriver America Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver China Co., Ltd.(*1)	China	Sales and manufacturing MP3,4 in China	100.0	—
Dongguan iriver Electronics Co., Ltd.(*1)	China	Sales and manufacturing e-book in China	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
shopkick Management Company, Inc.(*1)	USA	Investment association	95.2	—
shopkick, Inc.(*1)	USA	Mileage-based online transaction app development	100.0	—

(*1)	Changes in subsidiaries are explained in Note 1-(4).

(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements (See Note 11).

(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed (See Note 11).

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(3)    Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		79,476	37,505	41,971	133,789	7,458
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,193)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co., Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group, Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.

(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.

(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group, Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*)		40,218	101	40,117	—	(8,248)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group, Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2014 is as follows:

Subsidiary	Reason
Neosnetworks Co., Ltd.	The Parent Company acquired ownership interests during the year ended December 31, 2014.(See Note 11)
IRIVER LIMITED
Iriver CS Co., Ltd.
iriver Enterprise Ltd.
iriver America Inc.
iriver Inc.
iriver China Co., Ltd.
Dongguan iriver Electronics Co., Ltd.

Iconcube Holdings, Inc.	Established by spinoff from BNCP Co., Ltd. during the year ended December 31, 2014.
Iconcube, Inc.

shopkick Management Company, Inc.	Established by SKP America LLC. during the year ended December 31, 2014.

shopkick, Inc.	Shopkick Management Company, Inc. acquired ownership interests during the year ended December 31, 2014. (See Note 11)

(5)    The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014, 2013 and 2012 are as follows. There were no dividends paid during the years ended December 31, 2014, 2013 and 2012 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	December 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638
Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182
Net cash provided by (used in) operating activities	￦	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of fair value adjustment		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

(In millions of won)	December 31, 2012
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
Ownership of non-controlling interests (%)		35.4	49.4	40.0
Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of fair value adjustment		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income (loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156
Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The financial information of SK Broadband Co., Ltd. includes the financial information of Broadband media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.

(*2)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

2.	Basis of Presentation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2015.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	revenue : See Note 4-(22)

•	consolidation : See Note 4-(2)

•	classification of lease : See Note 4-(14)

2)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit obligations, recognition of deferred tax assets (liabilities), and commitments and contingencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

3)    Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 35.

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

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 4 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards with a date of initial application of January 1, 2014.

(1)    Offsetting a financial asset and a financial liability

The Group has adopted amendments to IAS 32, ‘Financial Instruments: Presentation’, since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ in paragraph 42(a). According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

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

The group’s chief operating decision maker receives and reviews operating income based on Korean IFRS as the measure of segment profit and loss for each operating segment. Segment operating income differs from consolidated operating income from continuing operations used in the Group’s consolidated statements of income. Segment operating income does not include certain items such as fee revenues, gain/loss from disposal of property, plant, equipment and intangible assets, impairment losses on property, plant, equipment and intangible assets, donations, bad debt expense and penalties. The chief operating decision maker does not receive any information about segment assets and liabilities. Segment information does not include the Group’s discontinued operations information. See Note 38 for details on discontinued operations.

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

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

For the years ended December 31, 2014, 2013 and 2012

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligations, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

For the years ended December 31, 2014, 2013 and 2012

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

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

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

For the years ended December 31, 2014, 2013 and 2012

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

(27)    Recent accounting pronouncements, not yet adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2015 and have not been adopted early in preparing these consolidated financial statements.

(i)    Amendments to IAS 19, ‘Employee Benefits’ – Employee contributions

Amendments to IAS 19 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. The amendment is mandatorily effective for annual periods beginning on or after July 1, 2014. Management is in the process of evaluating the impact on the adoption of the amendment.

(ii)    IFRS 9, Financial Instrument

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Management is in the process of evaluating the impact on the adoption of the new standard.

(iii)     IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted. Management is in the process of evaluating the impact on the adoption of the new standard.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

The segment information of the Group as of and for the years ended December 31, 2012 has been retrospectively restated to exclude the discontinued operation related to Loen Entertainment, Inc. (See Note 38-(1)).

(1) Segment information as of and for the years ended December 31, 2014, 2013 and 2012 is as follows:

(In millions of won)
	2014
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
Total revenue	￦	15,248,039	3,119,845	1,884,784	20,252,668	(3,088,870)	17,163,798
Internal revenue		1,720,158	669,925	698,787	3,088,870	(3,088,870)	—
External revenue		13,527,881	2,449,920	1,185,997	17,163,798	—	17,163,798
Depreciation and amortization		2,113,510	501,623	99,597	2,714,730	—	2,714,730
Operating income (loss)		1,754,433	80,423	(9,751)	1,825,105	(217,279)	1,607,826
Gain related to investments in subsidiaries, associates and joint ventures, net							906,338
Finance income							126,337
Finance costs							(386,673)

Profit from continuing operations before income tax							2,253,828

(In millions of won)
	2013
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
Total revenue	￦	14,501,829	2,972,642	1,741,599	19,216,070	(2,614,016)	16,602,054
Internal revenue		1,186,297	648,253	779,466	2,614,016	(2,614,016)	—
External revenue		13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Depreciation and amortization		2,019,531	522,155	119,937	2,661,623	—	2,661,623
Operating income (loss)		1,986,106	55,625	(30,622)	2,011,109	(432,706)	1,578,403
Gain related to investments in subsidiaries, associates and joint ventures, net							706,509
Finance income							113,392
Finance costs							(571,203)

Profit from continuing operations before income tax							1,827,101

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)
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

Reconciliation of total segment operating income to consolidated operating income from continuing operations for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Total segment operating income	￦	1,825,105	2,011,109	1,730,049

Other operating income:
Fees revenues		8,199	7,303	3,982
Gain on disposal of property and equipment and intangible assets		8,792	7,991	162,590
Others(*1)		39,480	59,660	35,272

		56,471	74,954	201,844
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(47,489)	(13,770)	(37,007)
Loss on disposal of property and equipment and intangible assets		(32,950)	(267,468)	(15,117)
Donations		(67,823)	(82,057)	(81,330)
Bad debt for accounts receivable – other		(17,943)	(22,155)	(30,107)
Others(*2)		(107,545)	(122,210)	(30,677)

		(273,750)	(507,660)	(194,238)

Consolidated operating income from continuing operations	￦	1,607,826	1,578,403	1,737,655

(*1)	Others for the years ended December 31, 2014, 2013 and 2012 primarily consist of ￦8.1 billion, ￦10.3 billion and ￦5.6 billion of VAT refund, respectively.

(*2)	Others for the years ended December 31, 2014 and 2013 primarily consist of ￦54.7 billion, and ￦96.5 billion of penalties.

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2014, 2013 and 2012 amounts to ￦17,073 billion, ￦16,557 billion and ￦16,093 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2014, 2013 and 2012 amount to ￦14,817 billion, ￦14,762 billion and ￦14,212 billion, and non-current assets outside of Korea amount to ￦278 billion, ￦1 billion and ￦680 billion, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2014, 2013 or 2012.

Though the Group is expanding into new geographic regions, as of December 31, 2014, the Group still principally operates in its domestic market in Korea.

The Group’s operating revenue by service type is as follows:

(In millions of won)	2014		2013	2012
Cellular revenue
Wireless service(*1)	￦	11,010,639	11,001,123	10,591,489
Cellular interconnection		817,038	844,977	860,250
Digital handset sales(*2)		761,629	645,914	1,131,657
Miscellaneous(*3)		938,575	823,518	635,508

		13,527,881	13,315,532	13,218,904

Fixed-line telecommunication services revenue
Fixed line telephone service(*4)		467,333	474,430	485,941
Fixed line interconnection		57,401	78,731	98,460
Broadband internet service(*4)		1,152,708	1,023,156	864,955
International calling service(*5)		111,983	127,005	144,073
Miscellaneous(*6)		660,468	621,067	600,432

		2,449,893	2,324,389	2,193,861

Others revenue
Commerce service(*7)		911,487	742,616	391,894
Portal service(*8)		72,984	92,153	167,815
Miscellaneous(*9)		201,553	127,364	168,935

		1,186,024	962,133	728,644

Consolidated operating revenue	￦	17,163,798	16,602,054	16,141,409

(*1)	Wireless service revenue includes revenue from cellular voice service, wireless data service and initial subscription fees. Revenue from cellular voice service is primarily composed of monthly plan-based fees, usage charges for outgoing voice calls, roaming charges and value-added service fees. Revenue from wireless data service is primarily composed of usage charges for SMS and MMS and revenues from outgoing data usage.

(*2)	Digital handsets are sold by PS&Marketing Co., Ltd., a consolidated subsidiary.

(*3)	Miscellaneous cellular services revenue includes revenue from the resale of fixed-line telecommunication services, leased lines, Internet solutions business and other miscellaneous cellular services provided by the Parent Company as well as other operating revenue attributable to the cellular services segment.

(*4)	Broadband Internet service (including IP TV service) and fixed-line telephone service are provided by SK Broadband, a consolidated subsidiary.

(*5)	International calling service is provided by SK Telink, a consolidated subsidiary.

(*6)	Miscellaneous fixed-line telecommunication services revenue includes revenues from leased line, corporate data and Internet solutions businesses provided by SK Broadband and VoIP services provided by SK Telink as well as other operating income attributable to the fixed-line telecommunications services segment.

(*7)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street. As the Parent Company acquired the ownership interests in SK Marketing & Company Co., Ltd. during 2013, commerce service revenue for the years ended December 31, 2014 and 2013 include revenue from advertising and e-commerce agency.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*8)	Portal service revenue includes revenues from NATE, an online portal service, and Cyworld, our social networking service, each operated by SK Communications.

(*9)	Miscellaneous others revenue includes revenue from T Store, online open marketplace for mobile applications operated by SK Planet as well as other operating income attributable to the others segment.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2014 and 2013 are summarized as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Short-term financial instruments
Charitable fund(*)	￦	86,000	76,500
Other		4,321	5,134
Long-term financial instruments
Charitable fund(*)		—	7,500
Other		612	89
Guarantee deposits		280	40

	￦	91,213	89,263

(*)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2014, the funds cannot be withdrawn.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable — other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable — other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable — trade		68,536	—	68,536

		440,011	(27,007)	413,004

	￦	3,912,383	(328,191)	3,584,192

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable — other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable — trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2014 and 2013 were as follows:

(In millions of won)
	2014		2013
Balance at January 1	￦	323,984	300,668
Increase of bad debt allowances		63,697	79,330
Reversal of allowances for doubtful accounts		—	(359)
Write-offs		(89,529)	(76,697)
Collection of receivables previously written-off		29,213	30,361
Net exchange differences and changes in consolidation scope		826	(9,319)

Balance at December 31	￦	328,191	323,984

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
Neither overdue nor impaired	￦	1,831,243	1,089,001	1,882,607	938,131
Overdue but not impaired		76,671	3,481	46,773	2,030
Impaired		774,681	137,306	565,775	203,667

		2,682,595	1,229,788	2,495,155	1,143,828
Allowances for doubtful accounts		(221,909)	(106,282)	(224,685)	(99,299)

	￦	2,460,686	1,123,506	2,270,470	1,044,529

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
Less than 1 month	￦	25,254	1,795	12,036	20
1 ~ 3 months		26,469	213	15,686	1,220
3 ~ 6 months		11,641	608	3,610	516
More than 6 months		13,307	865	15,441	274

	￦	76,671	3,481	46,773	2,030

8.	Inventories

Details of inventories as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014				December 31, 2013
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	252,063	(5,325)	246,738	165,080	(3,152)	161,928
Finished goods		1,930	(216)	1,714	1,711	(34)	1,677
Work in process		1,144	(131)	1,013	—	—	—
Raw materials and supplies		19,242	(1,040)	18,202	13,515	—	13,515

	￦	274,379	(6,712)	267,667	180,306	(3,186)	177,120

The amount of the inventory write-downs charged to statements of income and write-off of inventories are as follows:

(In millions of won)
	2014		2013	2012
Charged to cost of products that have been resold	￦	2,052	1,498	510
Write-off upon sale		(1,326)	(95)	(2,844)

	￦	726	1,403	(2,334)

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	277,003	102,828
Current installments of long-term investment securities		3,158	3,240

	￦	280,161	106,068

(*)	The distributions arising from beneficiary certificates as of December 31, 2014 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Details of long-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	657,286	638,445
Unlisted equity securities(*1)		56,236	47,145
Equity investments(*2)		209,120	239,354

		922,642	924,944
Debt securities:
Public bonds(*3)		158	356
Investment bonds(*4)		36,638	46,467

		36,796	46,823

Total		959,438	971,767
Less current installments of long-term investment securities		(3,158)	(3,240)

Long-term investment securities	￦	956,280	968,527

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.

(*2)	Equity investments are recorded at cost.

(*3)	Details of maturity for the public bonds as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*4)	During the year ended December 31, 2014, the Parent Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs.

10.	Assets and Liabilities Classified as Held for Sale

(1)    Subsidiary

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ￦10,510 million and ￦408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)    Investments in associates

Non-current assets held for sale relating to investments in associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
TR Entertainment(*1)	￦	—	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	—	3,667

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized. During the year ended December 31, 2014, the Group disposed of its investments in TR Entertainment.

(*2)	During the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. was made and the Group recognized the difference between the changes and the existing contractual amount as impairment loss. During the year ended December 31, 2014, the Group disposed of its investments in SK Fans Co., Ltd.

11.	Acquisition of Subsidiary

(1)	General information

The Parent Company acquired the ownership interests of Neosnetworks Co., Ltd., IRIVER LIMITED and shopkick, Inc. and they were newly included in the list of subsidiaries during the year ended December 31, 2014.

1)	Neosnetworks Co., Ltd.

On April 2, 2014, the Parent Company acquired the ownership interest of 66.7% of Neosnetworks Co., Ltd., which manages facility guarding services, in order to secure new growth engine in physical security market and obtained the control over Neosnetworks Co., Ltd.

Neosnetworks Co., Ltd. recognized revenue of ￦25,743 million and loss of ￦2,277 million, respectively, from the acquisition date to December 31, 2014.

2)	IRIVER LIMITED

On August 13, 2014, the Parent Company obtained ownership interests of 39.3% by acquiring 10,241,722 shares of IRIVER LIMITED from investment companies in order to develop smart phone applications and media devices such as Bluetooth speakers and ear phones for future growth and additionally acquired 4,960,317 shares by participating in the capital increase. As of the end of December 31, 2014, the Parent Company has the ownership interest of 49% of IRIVER LIMITED. After the Group acquired control over IRIVER LIMITED, IRIVER LIMITED has recognized revenue of ￦16,311 million and a net profit of ￦4,066 million.

3)	shopkick, Inc.

On October 10, 2014, shopkick Management Company, Inc., of which SKP America LLC., a subsidiary of the Parent Company, has the ownership interest of 95.2%, obtained control over shopkick, Inc. by purchasing the ownership interest of 100% of shopkick, Inc. for the purpose of acquiring the platform of its mobile commerce business in the United States and expansion of the Group’s global market position.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Consideration paid and identifiable assets and liabilities transferred

Consideration paid and identifiable assets acquired and liabilities assumed recognized at the acquisition date are as follows:

(In millions of won)
	Neosnetworks Co., Ltd.		IRIVER LIMITED	shopkick, Inc.
Consideration paid
Cash and cash equivalents	￦	23,968	29,503	230,925
Other current liabilities		—	—	18,686
Long-term payables — other (*)		14,500	—	—

		38,468	29,503	249,611

Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	￦	16,631	3,098	13,881
Accounts receivable — trade, net		111	11,687	6,541
Inventories, net		—	11,780	727
Property, equipment and intangible assets		11,489	3,153	81,972
Other assets		1,289	6,824	6,236
Accounts payable — trade		(3,411)	(7,113)	(796)
Borrowings and debentures		(2,150)	(2,293)	—
Other liabilities		(3,305)	(6,268)	(13,008)

	￦	20,654	20,868	95,553

Controlling interests		20,654	8,193	91,006
Non-controlling interests		—	12,675	4,547

(*)	During the year ended December 31, 2014, the Parent Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Parent Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Parent Company for those shares if certain conditions are met. In accordance with this shareholders’ agreement, the Group deemed that it assumed the residual equity of the pre-existing shareholders on the acquisition date, and the amount to be paid to the pre-existing shareholders for this acquisition in the future was recorded as long-term payables-other.

12.	Business Combinations under Common Control

(1)	General information

PS&Marketing Corporation, a subsidiary of the Parent Company, acquired the retail distribution business of IT service department of SK Networks Co., Ltd. on April 30, 2014 in order to strengthen the mid/long-term distribution competitiveness by expanding the retail infrastructure and enlarging the direct management network.

Revenues and profit or loss recognized after the acquisition date by the acquired businesses of PS&Marketing Corporation are not disclosed as the estimate is practically impossible.

In January 2013, the Parent Company acquired 50% ownership interest in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through the additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

After obtaining control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged with SK Marketing & Company Co., Ltd.

As the business combination which occurred during the years ended December 31, 2014 and 2013 was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as a capital deficit and other capital adjustments.

(2)	Consideration paid and assets and liabilities transferred as of the acquisition date are as follows:

(In millions of won)
	2014		2013
Consideration paid
Cash and cash equivalents	￦	111,330	190,605
Investments in associates (carrying value)		—	141,534
Accounts payables — other		13,156	—

		124,486	332,139
Assets and liabilities transferred
Cash and cash equivalents		—	95,800
Accounts receivable — trade		57,760	132,514
Inventories		94,441	3,472
Property and equipment, and intangible assets		13,010	68,699
Other assets		23,281	457,431
Accounts payable — trade and other		(78,821)	(150,014)
Other liabilities		(13,826)	(337,617)

		95,845	270,285

Amount recorded in capital surplus and other capital adjustments	￦	28,641	61,854

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2014 and 2013 are as follows:

(In millions of won)		December 31, 2014			December 31, 2013
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	35,817	9.6	￦	37,434
Korea IT Fund(*2)	Korea	63.3		240,676	63.3		231,402
Etoos Co., Ltd. (*3)	Korea	—		—	15.6		12,029
KEB HanaCard Co., Ltd.(*4)	Korea	25.4		425,140	49.0		378,616
Candle Media Co., Ltd.(*5)	Korea	35.1		19,486	40.9		21,241
NanoEnTek, Inc.(*6)	Korea	26.0		36,527	9.2		9,312
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		79,394	21.0		77,517
Packet One Network(*1, 5)	Malaysia	13.6		53,670	27.0		60,706
SK Technology Innovation Company	Cayman	49.0		44,052	49.0		53,874
HappyNarae Co., Ltd.	Korea	42.5		15,551	42.5		13,935
SK hynix Inc.(*7)	Korea	20.1		4,849,159	20.6		3,943,232
SK MENA Investment B.V.	Netherlands	32.1		14,015	32.1		13,477
SKY Property Mgmt. Ltd.	Virgin Island	33.0		248,534	33.0		238,278
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,874	49.0		26,562
Daehan Kanggun BcN Co., Ltd. and others	—	—		158,725	—		164,976

Sub-total				6,246,620			5,282,591

Investments in joint ventures
Dogus Planet, Inc.(*8)	Turkey	50.0		11,441	50.0		10,105
PT. Melon Indonesia	Indonesia	49.0		3,564	49.0		3,230
Television Media Korea Ltd.	Korea	51.0		6,944	51.0		8,659
Celcom Planet(*9)	Malaysia	51.0		16,605	—		—
PT XL Planet Digital	Indonesia	50.0		12,914	50.0		20,712
Sub-total				51,468			42,706
Total			￦	6,298,088		￦	5,325,297

(*1)	Classified as investments in associates as the Group can exercise significant influence through its participation on the board of directors even though the Group has less than 20% of equity interests.

(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.

(*3)	Reclassified as available-for-sale financial assets in 2014 as the Group lost the right to appoint directors of this investee and lost significant influence on the investee.

(*4)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate, and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

(*5)	The ownership percentage has been decreased due to disproportionate paid-in capital increase during the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*6)	The carrying amount has increased due to the additional acquisition and the conversion of convertible bonds during the year ended December 31, 2014.

(*7)	The ownership percentage has been decreased due to the conversion of convertible bonds issued by SK hynix Inc.

(*8)	The carrying amount has increased due to the additional investment during the year ended December 31, 2014.

(*9)	During the year ended December 31, 2014, it was established for online commerce business in Malaysia.

(2)	The market price of investments in listed associates as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2014				December 31, 2013
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	734	21,620,360	15,869	810	21,620,360	17,512
NanoEnTek, Inc.		5,710	5,870,290	33,519	5,170	1,807,130	9,343
SK hynix Inc.		47,750	146,100,000	6,976,275	36,800	146,100,000	5,376,480

(3)	The financial information of the significant investees as of and for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)	As of and for the year ended December 31, 2014
	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) from continuing operations		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Revenue and net profit of Hana SK Card Co., Ltd. for pre-merger period, amounting to ￦853,506 million and ￦3,521 million, respectively, were not included.

(In millions of won)	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	6,653,123	4,687,020	106,122	132,968
Non-current assets		14,144,175	211,376	695,653	232,566
Current liabilities		3,078,240	2,053,942	137,544	6
Non-current liabilities		4,652,200	2,155,165	163,540	—
Revenue		14,165,102	853,506	76,834	8,161
Profit from continuing operations		2,872,857	3,521	14,408	2,128
Other comprehensive income		6,594	1,906	55,403	—
Total comprehensive income		2,879,451	5,427	69,811	2,128

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	As of and for the year ended December 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss) from continuing operations		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

(In millions of won)	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33.0	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(In millions of won)
	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
Hana SK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(365)	(1,252)	—	—	35,817
Korea IT Fund		231,402	—	3,243	6,031	—	—	240,676
Etoos Co., Ltd.		12,029	—	346	—	—	(12,375)	—
KEB HanaCard Co., Ltd.		378,616	—	(739)	(2,031)	—	49,294	425,140
Candle Media Co., Ltd.		21,241	—	(1,701)	(54)	—	—	19,486
NanoEnTek, Inc.		9,312	7,778	284	(27)	—	19,180	36,527
SK Industrial Development China Co., Ltd.		77,517	—	(791)	2,668	—	—	79,394
Packet One Network		60,706	—	(11,845)	4,809	—	—	53,670
SK Technology Innovation Company		53,874	—	(9,822)	—	—	—	44,052
HappyNarae Co., Ltd.		13,935	—	1,688	(72)	—	—	15,551
SK hynix Inc.		3,943,232	—	916,486	(10,559)	—	—	4,849,159
SK MENA Investment B.V.		13,477	—	(4)	542	—	—	14,015
SKY Property Mgmt. Ltd.		238,278	—	3,438	6,818	—	—	248,534
Xinan Tianlong Science and Technology Co., Ltd.		26,562	—	(688)	—	—	—	25,874
Daehan Kanggun BcN Co., Ltd. and others		164,976	14,172	(18,126)	1,324	(2,363)	(1,258)	158,725

Sub-total		5,282,591	21,950	881,404	8,197	(2,363)	54,841	6,246,620

Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(18,573)	232	—	—	11,441
PT. Melon Indonesia		3,230	—	256	78	—	—	3,564
Television Media Korea Ltd.		8,659	—	(1,715)	—	—	—	6,944
Celcom Planet		—	17,433	(656)	—	—	(172)	16,605
PT XL Planet Digital		20,712	—	(7,798)	—	—	—	12,914

Sub-total		42,706	37,110	(28,486)	310	—	(172)	51,468

Total	￦	5,325,297	59,060	852,918	8,507	(2,363)	54,669	6,298,088

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	2013
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,954)	155	—	(141,534)	—
SK China Company Ltd.		37,628	—	(7,643)	7,449	—	—	37,434
Korea IT Fund		230,016	—	1,348	38	—	—	231,402
JYP Entertainment Corporation(*2)		4,232	—	1,000	58	—	(5,290)	—
Etoos Co., Ltd.		12,037	—	56	(64)	—	—	12,029
HanaSK Card Co., Ltd.		378,457	—	(612)	771	—	—	378,616
Candle Media Co., Ltd.		21,935	—	(782)	88	—	—	21,241
NanoEnTek, Inc.		9,276	—	25	11	—	—	9,312
SK Industrial Development China Co., Ltd.		77,967	—	(1,037)	587	—	—	77,517
Packet One Network		88,389	25	(2,367)	(1,843)	(23,498)	—	60,706
SK Technology Innovation Company		63,559	—	(9,108)	(577)	—	—	53,874
ViKi, Inc.(*3)		15,667	(14,636)	(995)	(36)	—	—	—
HappyNarae Co., Ltd.		13,113	—	822	—	—	—	13,935
SK hynix Inc.		3,328,245	—	610,201	4,786	—	—	3,943,232
SK MENA Investment B.V.		13,666	—	—	(189)	—	—	13,477
SKY Property Mgmt. Ltd.(*4)		—	—	5,532	43	—	232,703	238,278
Xinan Tianlong Science and Technology Co., Ltd.		—	25,731	831	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		170,747	26,257	(17,899)	(4,291)	(5,547)	(4,291)	164,976

Sub-total		4,610,267	37,377	575,418	6,986	(29,045)	81,588	5,282,591

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(13,027)	(4,302)	—	—	10,105
PT. Melon Indonesia		4,447	—	(282)	(935)	—	—	3,230
Television Media Korea Ltd.		11,757	—	(3,098)	—	—	—	8,659
PT XL Planet Digital		—	19,713	1,549	—	—	(550)	20,712

Sub-total		22,210	41,141	(14,858)	(5,237)	—	(550)	42,706

Total	￦	4,632,477	78,518	560,560	1,749	(29,045)	81,038	5,325,297

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013

(*2)	Investment in JYP Entertainment Corporation decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has excluded from consolidation scope.

(*3)	De-recognized upon disposal during the year ended December 31, 2013.

(*4)	Investment in SKY Property Mgmt. Ltd. was reclassified from investments in subsidiaries to investments to associates as portion of ownership interests were disposed during the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2014 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2014		Accumulated	Year ended December 31, 2014	Accumulated
ULand Company Limited	￦	178	1,731	34	31
Wave City Development Co., Ltd. and others		1,508	5,229	—	334

	￦	1,686	6,960	34	365

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	766,780	—	—	766,780
Buildings		1,537,042	(603,175)	—	933,867
Structures		737,494	(384,705)	—	352,789
Machinery		27,088,067	(19,775,784)	(1,468)	7,310,815
Other		1,461,201	(960,450)	(1,701)	499,050
Construction in progress		704,400	—	—	704,400

	￦	32,294,984	(21,724,114)	(3,169)	10,567,701

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	732,206	—	—	732,206
Buildings		1,510,846	(554,155)	—	956,691
Structures		716,724	(351,773)	—	364,951
Machinery		24,994,337	(18,145,580)	(1,698)	6,847,059
Other		1,428,159	(894,217)	(761)	533,181
Construction in progress		762,519	—	—	762,519

	￦	30,144,791	(19,945,725)	(2,459)	10,196,607

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impair- ment	Classified as held for sale	Business combination	Ending balance
Land	￦	732,206	8,306	(12)	24,178	—	—	—	2,102	766,780
Buildings		956,691	5,862	(451)	16,885	(48,745)	—	—	3,625	933,867
Structures		364,951	8,909	(39)	11,919	(32,951)	—	—	—	352,789
Machinery		6,847,059	572,764	(28,101)	1,979,590	(2,065,368)	(2,879)	(6)	7,756	7,310,815
Other		533,181	1,124,067	(6,188)	(1,022,999)	(135,213)	(49)	(245)	6,496	499,050
Construction in progress		762,519	1,101,691	(11,277)	(1,147,666)	—	(691)	(176)	—	704,400

	￦	10,196,607	2,821,599	(46,068)	(138,093)	(2,282,277)	(3,619)	(427)	19,979	10,567,701

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	704,908	6,865	(200)	15,545	—	—	5,088	732,206
Buildings		886,371	1,128	(177)	112,827	(47,429)	—	3,971	956,691
Structures		363,484	17,850	(18)	17,001	(33,366)	—	—	364,951
Machinery		6,316,192	582,593	(13,183)	1,951,267	(1,990,850)	—	1,040	6,847,059
Other		637,212	1,190,739	(7,032)	(1,157,150)	(133,682)	—	3,094	533,181
Construction in progress		804,552	1,113,576	(31,146)	(1,131,703)	—	(1,275)	8,515	762,519

	￦	9,712,719	2,912,751	(51,756)	(192,213)	(2,205,327)	(1,275)	21,708	10,196,607

15.	Investment Property

(1)	Investment property as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,418	—	10,418
Buildings		7,379	(2,800)	4,579

	￦	17,797	(2,800)	14,997

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,822	—	10,822
Buildings		7,657	(2,668)	4,989

	￦	18,479	(2,668)	15,811

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Changes in investment property for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(238)	4,579

	￦	15,811	(576)	(238)	14,997

(In millions of won)
	2013
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(1,816)	—	10,822
Buildings		14,841	(8,737)	(1,115)	4,989

	￦	27,479	(10,553)	(1,115)	15,811

(3)	Fair value of investment property as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,418	6,056	10,822	6,595
Buildings		4,579	4,288	4,989	4,737

	￦	14,997	10,344	15,811	11,332

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

(4)	Income (expense) from investment property for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Rent revenue	￦	896	1,373	73,755
Operating expense		(239)	(476)	(57,049)

16.	Goodwill

(1)	Goodwill as of December 31, 2014 and 2013 is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		252,916	68,582

	￦	1,917,595	1,733,261

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

Goodwill is allocated to the following CGUs for the purpose of the impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.8% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount. Management believes that a reasonably possible change in a key assumption would not cause the CGU’s carrying amount to exceed its recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.2%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to the reasonably possible changes from the major assumptions used to estimate the recoverable amount. Management believes that a reasonably possible change in a key assumption would not cause the CGU’s carrying amount to exceed its recoverable amount.

(2)	Details of changes in goodwill for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Beginning balance	￦	1,733,261	1,744,483
Goodwill increase due to acquisitions		193,202	1,252
Impairment loss		(8,868)	(9,981)
Other decrease(*)		—	(2,493)

	￦	1,917,595	1,733,261

(*)	Other decrease represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

Accumulated impairment as of December 31, 2014 and 2013 are ￦18,849 million and ￦9,981 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		64,136	(38,783)	—	25,353
Industrial rights		144,497	(36,737)	—	107,760
Development costs		162,493	(144,215)	(9,947)	8,331
Facility usage rights		146,112	(93,476)	—	52,636
Customer relations		17,147	(10,743)	—	6,404
Memberships(*1)		128,274	—	(34,155)	94,119
Other(*2)		3,029,590	(2,223,627)	(616)	805,347

	￦	6,726,128	(4,197,416)	(44,718)	2,483,994

(In millions of won)	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	—	1,664,571
Land use rights		48,031	(31,441)	—	16,590
Industrial rights		91,027	(32,264)	—	58,763
Development costs		148,714	(126,912)	(11,675)	10,127
Facility usage rights		143,937	(85,109)	—	58,828
Customer relations		14,222	(7,889)	—	6,333
Memberships(*1)		128,452	—	—	128,452
Other(*2)		2,747,121	(1,938,936)	(1,067)	807,118

	￦	6,355,383	(3,591,859)	(12,742)	2,750,782

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university and the Group is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	—	1,384,044
Land use rights		16,590	15,560	(573)	—	(8,483)	—	2,259	25,353
Industrial rights		58,763	5,048	(180)	—	(4,584)	—	48,713	107,760
Development costs		10,127	1,253	(25)	63	(4,048)	(398)	1,359	8,331
Facility usage rights		58,828	1,890	(30)	382	(8,434)	—	—	52,636
Customer relations		6,333	779	—	(39)	(3,063)	—	2,394	6,404
Memberships(*)		128,452	5,629	(5,810)	(264)	—	(34,155)	267	94,119
Other		807,118	102,322	(9,919)	171,858	(300,216)	(449)	34,633	805,347

	￦	2,750,782	132,481	(16,537)	172,000	(609,355)	(35,002)	89,625	2,483,994

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦34,155 million as impairment loss for the year ended December 31, 2014.

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	—	—	1,664,571
Land use rights		16,062	7,378	(279)	—	(6,571)	—	—	16,590
Industrial rights		60,104	2,045	(75)	485	(3,674)	—	(122)	58,763
Development costs		13,420	594	—	650	(5,230)	(1,448)	2,141	10,127
Facility usage rights		65,340	1,930	(75)	9	(8,376)	—	—	58,828
Customer relations		48,886	1,293	—	1,856	(45,702)	—	—	6,333
Memberships		118,954	2,828	(997)	—	—	—	7,667	128,452
Other		673,024	111,972	(21,751)	325,529	(291,870)	(1,695)	11,909	807,118

	￦	2,689,658	1,174,873	(837,390)	328,529	(623,340)	(3,143)	21,595	2,750,782

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012
Research and development costs expensed	￦	390,943	352,385	304,557

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	The carrying amount and residual useful lives of major intangible assets as of December 31, 2014 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	198,542	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		32,622	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		263,536	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		879,340	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,004	WiBro service	Mar. 2012	Mar. 2019

	￦	1,384,044

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2014		December 31, 2013
Commercial Paper	Samsung Securities Co., Ltd., etc.	2.16~3.09	￦	206,000	200,000
Short-term borrowings	Korea Development Bank, etc.	2.48~4.28		160,600	60,000

			￦	366,600	260,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Long-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Korea Development Bank	3.19	Jun. 16, 2014	￦	—	1,648
Shinhan Bank	2.77	Jun. 15, 2015		1,712	5,136
Kookmin Bank	2.77	Jun. 15, 2016		4,874	8,124
Kookmin Bank	2.77	Mar. 15, 2017		4,496	5,996
Kookmin Bank	2.77	Mar. 15, 2018		8,600	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	—
Korea Finance Corporation	3.32	Jul. 30, 2019		39,000	—
Korea Finance Corporation	2.94	Jul. 30, 2019		10,000	—
Export Kreditnamnden(*2)	1.70	Apr. 29, 2022		94,903	99,975
				(USD 86,338)	(USD 94,736)

Sub-total				173,585	129,479
Less present value discount on long-term borrowings				(2,623)	(3,287)

				170,962	126,192
Less current installments of long-term borrowings				(21,242)	(21,384)

Long-term borrowings			￦	149,720	104,808

(*1)	As of December 31, 2014, the 6M bank debenture rate of Shinhan Bank is 2.17%.

(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments from 2014 to 2022.

(3)	Debentures as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		—	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	—
Unsecured private bonds		2024	3.64		150,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2014		December 31, 2013
Unsecured private bonds(*6)		2029	4.73		55,188	—
Unsecured private bonds(*6)		2029	4.72		55,177	—
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	—
Unsecured private bonds		2021	2.66		150,000	—
Unsecured private bonds		2024	2.82		190,000	—
Unsecured private bonds(*1)	Operating fund	2014	4.86		—	20,000
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2014	4.53		—	290,000
Unsecured private bonds(*2)		2014	4.40		—	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	110,000
Unsecured private bonds(*2)		2015	4.14		110,000	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Unsecured private bonds(*2)		2016	3.05		80,000	—
Unsecured private bonds(*2)		2019	3.49		210,000	—
Unsecured private bonds(*2)		2019	2.76		130,000	—
Unsecured private bonds(*3)		2015	3.12		10,000	—
Unsecured private bonds(*3)		2016	3.24		10,000	—
Unsecured private bonds(*3)		2017	3.48		20,000	—
Foreign global bonds		2027	6.63		439,680	422,120
					(USD 400,000)	(USD 400,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75			96,147
					—	(USD 91,109)
Floating rate notes	Operating fund	2014	3M Libor + 1.60			263,825
					—	(USD 250,000)
Floating rate notes		2014	SOR rate + 1.20			54,129
					—	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		333,429	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		769,440	738,710
					(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75		269,727	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*4)	Operating fund	2020	3M Libor + 0.88		329,760	316,590
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		329,760	316,590
					(USD 300,000)	(USD 300,000)

Sub-total					6,252,161	5,966,700
Less discounts on bonds					(33,531)	(40,228)

					6,218,630	5,926,472
Less current installments of bonds					(569,472)	(1,020,893)

				￦	5,649,158	4,905,579

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.

(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.

(*4)	As of December 31, 2014, 3M Libor rate is 0.23%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

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

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and redeemed by cash during the year ended December 31, 2014.

(*6)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,365 million as of December 31, 2014.

19.	Long-term Payables — Other

(1)	Long-term payables — other as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Payables related to acquisition of W-CDMA licenses	￦	657,001	828,721
Other(*)		27,566	9,864

	￦	684,567	838,585

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	As of December 31, 2014 and 2013, long-term payables — other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	December 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables — other					(53,633)	(72,170)

					846,390	1,035,521
Current installments of long-term payables — other					(189,389)	(206,800)

Carrying amount at December 31				￦	657,001	828,721

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.

(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables — other related to acquisition of W-CDMA licenses as of December 31, 2014 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

20.	Provisions

(1)	Changes in provisions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	For the year ended December 31, 2014							As of December 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	53,923	41,802	(68,926)	—	—	26,799	14,844	11,955
Provision for restoration(*2)		40,507	20,098	(702)	(34)	(142)	59,727	35,865	23,862
Other provisions		451	155	(225)	—	181	562	366	196

	￦	94,881	62,055	(69,853)	(34)	39	87,088	51,075	36,013

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)
	For the year ended December 31, 2013							As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	—	53,923	53,334	589
Provision for restoration(*2)		39,895	5,679	(712)	(4,211)	(144)	40,507	13,441	27,066
Other provisions		590	—	(85)	(17)	(37)	451	—	451

	￦	393,868	15,095	(309,673)	(4,228)	(181)	94,881	66,775	28,106

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis. During the years ended December 31, 2014 and 2013, the Group’s provision for handset subsidies significantly decreased as it gradually ceased providing handset subsidies to subscribers.

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

(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipment and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

21.	Lease

(1)    Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Finance Lease Liabilities
Current installments of long-term finance lease liabilities	￦	3,804	19,351
Long-term finance lease liabilities		26	3,867

	￦	3,830	23,218

The Group’s related interest and principal as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014				December 31, 2013
	Minimum lease payment		Present value		Minimum lease payment	Present value
Less than 1 year	￦	3,909		3,804	20,039	19,351
1~5 years		26		26	3,974	3,867

Sub-total		3,935		3,830	24,013	23,218

Current installments of long-term finance lease liabilities				(3,804)		(19,351)

Long-term finance lease liabilities			￦	26		3,867

(2)    Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2014 and 2013 (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2014			2013
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	29,233	3,496	32,842	2,422
1~5 years		76,306	1,390	72,236	1,074
More than 5 years		49,582	1,043	65,013	1,026

	￦	155,121	5,929	170,091	4,522

(3)    Sale and Leaseback Transaction

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized in profit or loss. The Group recognized ￦14,075 million and ￦13,703 million of lease payments in relation to this lease agreement and ￦2,469 million and ￦269 million of lease revenues in relation to the sublease agreement for the years ended December 31, 2014 and 2013, respectively. Expected future lease payments and lease revenues are included in Note 21-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

22.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	437,844	312,494
Fair value of plan assets		(346,257)	(238,293)

	￦	91,587	74,201

(2)	Principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	2.23%~3.70%	3.06%~4.34%
Expected rate of salary increase	2.51%~7.39%	3.05%~6.27%

Discount rate for defined benefit obligations is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Beginning balance	￦	312,494	244,866
Current service cost		109,625	89,802
Interest cost		12,630	9,370
Remeasurement
- Demographic assumption		2,859	(394)
- Financial assumption		28,287	(12,371)
- Adjustment based on experience		9,932	6,475
Benefit paid		(46,531)	(42,948)
Others(*)		8,548	17,694

Ending balance	￦	437,844	312,494

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦2,939 million, liabilities of ￦4,433 million succeeded due to transfer of employees from associates, and transfer to construction in progress, etc. Others for the year ended December 31, 2013 include the effect of changes in the consolidation scope of ￦(4,141) million, liabilities of ￦14,703 million succeeded due to business combination and transfer to construction in progress, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	Changes in plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Beginning balance	￦	238,293	158,345
Interest income		9,538	6,332
Actuarial gain		50	122
Contributions by employer directly to plan assets		117,558	85,683
Benefits paid		(20,711)	(23,827)
Others(*)		1,529	11,638

Ending balance	￦	346,257	238,293

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦1,221 million. Others for the year ended December 31, 2013 include the effect of changes in the consolidation scope of ￦(3,074) million and assets of ￦14,334 million transferred due to business combination.

The Group expects to make a contribution of ￦82,062 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Current service cost	￦	109,625	89,802	77,060
Net interest cost		3,092	3,038	3,805

	￦	112,717	92,840	80,865

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity instruments	￦	1,746	713
Debt instruments		70,778	48,901
Short-term financial instruments, etc.		273,733	188,679

	￦	346,257	238,293

Actual return on plan assets for the years ended December 31, 2014 and 2013 amounted to ￦9,588 million and ￦6,472million, respectively.

(7)	As of December 31, 2014, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(17,290)	17,988
Expected salary increase rate (if changed by 0.5%)		18,064	(17,431)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2014 and 2013 are 9.10 years and 9.12 years, respectively.

23.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2014 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	As of December 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)
Non-current assets:
Structured bond(face value of KRW 100,000)	￦	—	—	—	—	8,713		8,713
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(40,360)	(12,886)	(17,545)	129,806	—		59,015
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		8,895	—	(6,588)	—	—		2,307

Total assets							￦	70,035

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(8,725)	(2,786)	(29,993)	—	—		(41,504)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(22,903)	(7,312)	6,058	—	—		(24,157)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,588	826	(65,496)	—	—		(62,082)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(4,369)	(1,395)	4,668	—	—		(1,096)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,338)		(4,439)	(1,417)	3,806	—	—		(2,050)

Total liabilities							￦	(130,889)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

24.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)
	December 31, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 25)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Others(*2)		(878,637)	(839,127)

	￦	(120,520)	(81,010)

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for years ended December 31, 2014 and 2013. Changes in number of shares outstanding for the years ended December 31, 2014 and 2013 are follows:

(In shares)	2014			2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(1,241,337)	1,241,337

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity (See Note 12).

25.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2014 and 2013 are as follows:

(In millions of won, shares)
	December 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

26.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2014 is as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)	Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is adjusted after five years from the issuance date.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,533	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,525
Unappropriated		2,122,300	1,276,970

	￦	14,188,591	13,102,495

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Unrealized fair value of available-for-sale financial assets	￦	235,385	208,529
Other comprehensive loss of investments in associates		(163,808)	(172,117)
Unrealized fair value of derivatives		(77,531)	(35,429)
Foreign currency translation differences for foreign operations		1,465	(13,253)

	￦	(4,489)	(12,270)

(2)	Changes in reserves for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2014	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		30,945	8,381	(54,290)	14,718	(246)
Tax effect		(4,089)	(72)	12,188	—	8,027

Balance at December 31, 2014	￦	235,385	(163,808)	(77,531)	1,465	(4,489)

(In millions of won)	2013
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		2,747	1,254	14,488	(2,250)	16,239
Tax effect		(1,281)	1,673	(3,265)	—	(2,873)

Balance at December 31, 2013	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	275,663	(67,134)	208,529
Amount recognized as other comprehensive loss during the year		40,785	(6,470)	34,315
Amount reclassified to profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	306,608	(71,223)	235,385

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,917	(65,854)	207,063
Amount recognized as other comprehensive income during the year		3,879	(1,529)	2,350
Amount reclassified to profit or loss		(1,133)	249	(884)

Balance at December 31, 2013	￦	275,663	(67,134)	208,529

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	Details of changes in unrealized fair value of derivatives for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(48,211)	12,782	(35,429)
Amount recognized as other comprehensive loss during the year		(46,535)	10,311	(36,224)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(102,501)	24,970	(77,531)

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(62,698)	16,046	(46,652)
Amount recognized as other comprehensive income during the year		11,833	(3,001)	8,832
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(48,211)	12,782	(35,429)

29.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Other Operating Income:
Reversal of allowance for doubtful accounts	￦	—	359	5,902
Gain on disposal of property and equipment and intangible assets		8,792	7,991	162,590
Others(*1)		47,679	66,604	33,352

	￦	56,471	74,954	201,844

Other Operating Expenses:
Communication expenses	￦	58,622	62,193	69,585
Utilities		247,919	227,593	197,559
Taxes and dues(*2)		33,500	29,873	91,745
Repair		260,533	252,344	223,247
Research and development		390,943	352,385	304,557
Training		42,781	40,446	39,407
Bad debt for accounts receivables — trade		45,754	53,344	52,393
Travel		28,912	31,762	31,380
Supplies and other		209,933	189,224	143,882
Loss on disposal of property and equipment and intangible assets		32,950	267,468	15,117
Impairment loss on other investment securities		22,749	6,137	1,307
Impairment loss on property and equipment and intangible assets		47,489	13,770	37,007
Donations		67,823	82,057	81,330
Bad debt for accounts receivable — other		17,943	22,155	30,107
Other(*2)		84,796	115,532	23,402

	￦	1,592,647	1,746,283	1,342,025

(*1)	Others for the year ended December 31, 2014, 2013 and 2012, primarily consist of ￦8.1 billion, ￦10.3 billion and ￦5.6 billion of VAT refund, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*2)	Penalties were included in taxes and dues until the year ended December 31, 2012 while penalties were included in other starting from the year ended December 31, 2013.

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Finance Income:
Interest income	￦	60,006	65,560	97,318
Dividends		13,048	10,197	27,732
Gain on foreign currency transactions		16,301	11,041	6,735
Gain on foreign currency translation		6,277	4,401	4,065
Gain on disposal of long-term investment securities		13,994	9,300	282,605
Gain on valuation of derivatives		8,713	—	—
Gain on settlement of derivatives		7,998	7,716	26,103
Gain relating to financial asset at fair value through profit or loss		—	5,177	—

	￦	126,337	113,392	444,558

Finance Costs:
Interest expense	￦	323,910	331,834	412,379
Loss on foreign currency transactions		18,053	16,430	7,204
Loss on foreign currency translation		5,079	2,634	4,608
Loss on disposal of long-term investment securities		2,694	31,909	10,802
Loss on valuation of derivatives		10	2,106	286
Loss on settlement of derivatives		672	—	1,232
Loss relating to financial asset at fair value through profit or loss		1,352	—	1,262
Loss relating to financial liability at fair value through profit or loss(*1)		10,370	134,232	7,793
Loss on redemption of debentures		—	—	2,099
Other finance costs(*2)		24,533	52,058	190,620

	￦	386,673	571,203	638,285

(*1)	Loss relating to financial liability at fair value through profit or loss for the year ended December 31, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

(*2)	See Note 30-(5)

(2)	Details of interest income included in finance income for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Interest income on cash equivalents and deposits	￦	33,417	41,907	57,029
Interest income on installment receivables and others		26,589	23,653	40,289

	￦	60,006	65,560	97,318

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(3)	Details of interest expense included in finance costs for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Interest expense on bank overdrafts and borrowings	￦	26,360	28,600	147,741
Interest expense on debentures		247,972	258,962	209,545
Interest on finance lease liabilities		504	1,333	2,621
Others		49,074	42,939	52,472

	￦	323,910	331,834	412,379

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2014, 2013 and 2012 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 7.

(i)    Finance income

(In millions of won)
	2014		2013	2012
Financial Assets:
Financial assets at fair value through profit or loss	￦	8,713	5,177	—
Available-for-sale financial assets		32,227	23,311	317,915
Loans and receivables		57,685	62,211	90,177
Derivative financial instruments designated as hedged item		7,998	7,716	26,103

		106,623	98,415	434,195

Financial Liabilities:
Financial liabilities measured at amortized cost		19,714	14,977	10,363

		19,714	14,977	10,363

	￦	126,337	113,392	444,558

(ii)    Finance costs

(In millions of won)
	2014		2013	2012
Financial Assets:
Financial assets at fair value through profit or loss	￦	1,361	276	1,262
Available-for-sale financial assets		27,227	83,967	201,423
Loans and receivables		18,182	16,479	1,789
Derivative financial instruments designated as hedged item		672	1,830	1,516

		47,442	102,552	205,990

Financial Liabilities:
Financial liabilities at fair value through profit or loss		10,370	134,232	7,793
Financial liabilities measured at amortized cost		328,861	334,419	424,502

		339,231	468,651	432,295

	￦	386,673	571,203	638,285

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(iii)    Other comprehensive income

(In millions of won)
	2014		2013	2012
Financial Assets:
Available-for-sale financial assets	￦	26,856	2,009	(149,082)
Derivative financial instruments designated as hedged item		(20,301)	12,240	(23,527)

		6,555	14,249	(172,609)

Financial Liabilities:
Derivative financial instruments designated as hedged item		(21,801)	(1,018)	166

		(21,801)	(1,018)	166

	￦	(15,246)	13,231	(172,443)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2014, 2013 and 2012 are as follows.

(In millions of won)
	2014		2013	2012
Available-for-sale financial assets(*)	￦	24,533	52,058	190,620
Bad debt for accounts receivable — trade		45,754	53,344	52,393
Bad debt for accounts receivable — other		17,943	22,167	30,107

	￦	88,230	127,569	273,120

(*)	This is included in other finance costs (See Note 30-(1)).

31.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2014, 2013 and 2012 consist of the following:

(In millions of won)
	2014		2013	2012
Current tax expense
Current tax payable	￦	181,273	145,457	200,836
Adjustments recognized in the period for current tax of prior periods		(19,938)	(16,696)	(69,634)

		161,335	128,761	131,202

Deferred tax expense
Changes in net deferred tax assets		276,049	266,601	103,480
Tax directly charged to equity		16,929	(3,584)	50,053
Changes in scope of consolidation		—	8,919	(3,611)
Others		195	100	7,083

		293,173	272,036	157,005

Income tax for continuing operation	￦	454,508	400,797	288,207

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the actual income tax expense from continuing operations for the years ended December 31, 2014, 2013 and 2012 is attributable to the following:

(In millions of won)
	2014		2013	2012
Income taxes at statutory income tax rate	￦	544,964	441,697	367,661
Non-taxable income		(32,277)	(35,632)	(5,039)
Non-deductible expenses		61,580	74,311	19,410
Tax credit and tax reduction		(33,581)	(37,893)	(72,947)
Changes in unrealizable deferred taxes		(43,820)	(13,285)	5,723
Additional income tax refund for prior periods		(44,459)	(23,162)	(32,071)
Deferred tax effect from statutory tax rate change for future periods		2,101	(5,239)	5,470

Income tax for continuing operation	￦	454,508	400,797	288,207

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Net change in fair value of available-for-sale financial assets	￦	(4,089)	(1,281)	47,041
Share of other comprehensive income of associates		(72)	1,673	(5,997)
Gain or loss on valuation of derivatives		12,188	(3,265)	4,562
Remeasurement of defined benefit liabilities		8,902	(466)	4,447
Loss on disposal of treasury stock		—	(245)	—

	￦	16,929	(3,584)	50,053

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	56,427	(2,700)	—	(149)	53,578
Accrued interest income		(2,831)	381	—	—	(2,450)
Available-for-sale financial assets		(589)	(146)	(4,089)	—	(4,824)
Investments in subsidiaries and associates		(44,844)	(165,663)	(72)	(464)	(211,043)
Property and equipment (depreciation)		(333,633)	(38,690)	—	(9)	(372,332)
Provisions		14,303	(6,699)	—	(17)	7,587
Retirement benefit obligation		16,089	2,390	8,902	(20)	27,361
Gain or loss on valuation of derivatives		12,779	2	12,188	—	24,969
Gain or loss on foreign currency translation		19,572	(248)	—	—	19,324
Tax free reserve for research and manpower development		(40,011)	32,849	—	—	(7,162)
Goodwill relevant to leased line		31,025	(26,592)	—	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	—	25,977
Others		44,738	(61,274)	—	854	(15,682)

		(173,563)	(293,825)	16,929	195	(450,264)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,060	652	—	—	31,712
Tax credit carryforwards		—	—	—	—	—

		31,060	652	—	—	31,712

	￦	(142,503)	(293,173)	16,929	195	(418,552)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)	2013
	Beginning		Changes in scope of consolidation	Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,972	(2,323)	6,773	—	5	56,427
Accrued interest income		(1,782)	(756)	(293)	—	—	(2,831)
Available-for-sale financial assets		13,419	(45)	(12,682)	(1,281)	—	(589)
Investments in subsidiaries and associates		66,969	51	(113,541)	1,673	4	(44,844)
Property and equipment (depreciation)		(272,940)	4,940	(65,633)	—	—	(333,633)
Provisions		86,567	206	(72,470)	—	—	14,303
Retirement benefit obligation		16,849	151	(445)	(466)	—	16,089
Gain or loss on valuation of derivatives		15,894	—	150	(3,265)	—	12,779
Gain or loss on foreign currency translation		19,652	—	(80)	—	—	19,572
Tax free reserve for research and manpower development		(31,093)	—	(8,918)	—	—	(40,011)
Goodwill relevant to leased line		68,675	—	(37,650)	—	—	31,025
Unearned revenue (activation fees)		97,110	—	(43,698)	—	—	53,412
Others		(23,804)	(11,654)	80,350	(245)	91	44,738

		107,488	(9,430)	(268,137)	(3,584)	100	(173,563)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		16,609	18,350	(3,899)	—	—	31,060
Tax credit carryforwards		1	(1)	—	—	—	—

		16,610	18,349	(3,899)	—	—	31,060

	￦	124,098	8,919	(272,036)	(3,584)	100	(142,503)

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards for which no deferred tax assets were recognized, as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Allowance for doubtful accounts	￦	155,634	152,341
Investments in subsidiaries and associates		422,033	719,974
Other temporary differences		314,188	221,264
Unused tax loss carryforwards		729,570	669,890
Unused tax credit carryforwards		2,438	—

	￦	1,623,863	1,763,469

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(6)	The expirations of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2014 are as follows:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	1,087	270
1 ~ 2 years		4,894	1,041
2 ~ 3 years		—	155
More than 3 years		723,589	972

	￦	729,570	2,438

32.	Earnings per Share

(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2014, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2014		2013	2012
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,801,178	1,463,097	1,255,526
Interest on hybrid bonds		(16,840)	(8,420)	—

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,784,338	1,454,677	1,255,526
Weighted average number of common shares outstanding		70,936,336	70,247,592	69,694,999

Basic earnings per share from continuing operations (In won)	￦	25,154	20,708	18,015

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,801,178	1,638,964	1,151,705
Interest on hybrid bond		(16,840)	(8,420)	—

Profit attributable to owners of the Parent Company on common shares		1,784,338	1,630,544	1,151,705
Weighted average number of common shares outstanding		70,936,336	70,247,592	69,694,999

Basic earnings per share (In won)	￦	25,154	23,211	16,525

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2014, 2013 and 2012 are calculated as follows:

(In millions of won)
	2014		2013	2012
Profit attributable to owners of the Parent Company	￦	1,801,178	1,638,964	1,151,705
Results of discontinued operation attributable to owners of the Parent Company		—	(175,867)	103,821

Profit attributable to owners of the Parent Company from continuing operation	￦	1,801,178	1,463,097	1,255,526

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

3)	The weighted average number of common shares outstanding for the years ended December 31, 2014, 2013 and 2012 are calculated as follows:

(In shares)
	2014	2013	2012
Outstanding common shares	80,745,711	80,745,711	80,745,711
Weighted number of treasury stocks	(9,809,375)	(10,498,119)	(11,050,712)

Weighted average number of common shares outstanding	70,936,336	70,247,592	69,694,999

(2)     Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2014, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2014		2013	2012
Diluted earnings per share from continuing operations:
Profit attributable to owners of the Parent Company from continuing operations on common shares	￦	1,801,178	1,454,677	1,255,526
Gain relating to exchangeable bonds(*)		—	—	10,799
Diluted profit attributable to owners of the Parent Company from continuing operations on common shares		—	1,454,677	1,266,325
Weighted average number of common shares outstanding		70,936,336	70,247,592	72,021,148

Diluted earnings per share from continuing operations (In won)	￦	25,154	20,708	17,583

Diluted earnings per share:
Diluted profit attributable to owners of the Parent Company	￦	1,784,338	1,630,544	1,151,705
Gain relating to exchangeable bonds(*)		—	—	10,799
Diluted profit attributable to owners of the Parent Company on common shares		1,784,338	1,630,544	1,162,504
Weighted average number of common shares outstanding		70,936,336	70,247,592	72,021,148

Diluted earnings per share (In won)	￦	25,154	23,211	16,141

(*)	For the year ended December 31, 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as effect would have been anti-dilutive (diluted shares of 688,744). Therefore, diluted earnings per share for the years ended December 31, 2014 and 2013 are the same as basic earnings per share.

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2014, 2013 and 2012 are calculated as follows:

(In shares)
	2014	2013	2012
Weighted average number of common shares outstanding	70,247,592	70,247,592	69,694,999
Effect of exchangeable bonds(*)	—	—	2,326,149

Adjusted weighted average number of common shares outstanding	70,247,592	70,247,592	72,021,148

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(3)	Basic earnings (loss) per share from discontinued operation

(In millions of won, shares)
	2014		2013	2012
Results of discontinued operation attributable to owners of the Parent Company	￦	—	175,867	(103,821)
Weighted average number of common shares outstanding		70,936,336	70,247,592	69,694,999

Basic earnings (loss) per share (In won)	￦	—	2,503	(1,490)

Diluted earnings (loss) per share from discontinued operation is the same as basic loss per share from discontinued operation.

33.	Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2014	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,802

2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

2012	Cash dividends (Interim)	69,694,999	500	200%	￦	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	655,133

(2)    Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2014	￦	666,802	1,801,178	37.02%
2013	￦	666,373	1,638,964	40.66%
2012	￦	655,133	1,151,705	56.88%

(3) Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2014	Cash dividend	9,400	268,000	3.51%
2013	Cash dividend	9,400	230,000	4.09%
2012	Cash dividend	9,400	152,500	6.16%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

34.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities(*1)		7,817	948,463	—	—	956,280
Accounts receivable — trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*2)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	￦	16,530	1,228,624	4,732,321	61,322	6,038,797

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable — trade		—	—	2,270,471	—	2,270,471
Loans and other receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets(*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,255	41,712	6,149,572

(*1)	Long-term investment securities were designated as financial assets at fair value through profit or loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*2)	Details of loans and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Short-term loans	￦	74,512	79,395
Accounts receivable — other		690,527	643,603
Accrued income		10,134	11,941
Other current assets		3,866	2,548
Long-term loans		55,728	57,442
Long-term accounts receivable — other		3,596	—
Guarantee deposits		285,144	249,600

	￦	1,123,507	1,044,529

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable — trade	￦	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable — other and others(*3)		—	3,241,615	—	3,241,615

	￦	110,365	10,162,937	130,889	10,404,191

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable — trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*2)		96,147	5,830,324	—	5,927,471
Accounts payable — other and others(*3)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,026	124,339	10,601,512

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*2)	The entire amount of debentures as of December 31, 2013 was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

(*3)	Details of accounts payable – other and other payables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Accounts payable — other	￦	1,381,850	1,864,024
Withholdings		1,760	1,549
Accrued expenses		952,418	988,193
Current installments of long-term payables — other		193,193	226,151
Long-term payables — other		684,567	838,585
Finance lease liabilities		26	3,867
Other non-current liabilities		27,801	27,425

	￦	3,241,615	3,949,794

35.	Financial Risk Management

(1)	Financial risk management

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

Monetary foreign currency assets and liabilities as of December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	162,382	￦	178,323	1,877,566	￦	2,063,802
EUR	5,259		7,059	2,352		3,143
JPY	29,184		268	5,174		48
AUD	79		66	—		—
CHF	—		—	298,536		268,411
SGD	—		—	298,956		332,269
Others	161,777		11,656	43,656		1,227

		￦	197,372		￦	2,668,900

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 23)

As of December 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,913	(5,913)
EUR		356	(356)
JPY		22	(22)
Others		1,050	(1,050)

	￦	7,341	(7,341)

(ii)    Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2014, available-for-sale equity instruments measured at fair value amount to ￦846,614 million.

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

The interest rate risk arises from the Group’s floating-rate borrowings and bonds agreements. As of the year ended December 31, 2014, the floating-rate borrowings and bonds are ￦49,800 million and ￦329,760 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 23, for all floating-rate bonds to hedge the interest rate risk of floating-rate bonds. On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes as of the end of December 31, 2014, fluctuates as much as ￦498 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Cash and cash equivalents	￦	833,129	1,398,548
Financial instruments		313,699	319,616
Available-for-sale financial assets		15,498	35,174
Accounts receivable — trade		2,460,686	2,270,471
Loans and receivables		1,123,507	1,044,529
Derivative financial assets		70,035	41,712
Financial assets at fair value through profit or loss		7,817	20,532

	￦	4,824,371	5,130,582

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2014, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 30.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group manages liquidity risks by maintaining credit lines in case of insufficient liquidity generated by operating activities.

Contractual maturities of financial liabilities as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	275,495	275,495	275,494	—	—
Borrowings(*1)		537,562	555,407	386,814	129,047	39,546
Debentures(*1)		6,218,630	7,516,339	770,663	4,082,384	2,663,292
Accounts payable — other and others(*2)		3,241,615	3,271,633	2,421,297	598,447	251,889

	￦	10,273,302	11,618,874	3,854,268	4,809,878	2,954,727

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.

(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	61,322	64,440	6,288	42,448	15,704
Liabilities		(130,889)	(137,344)	(15,145)	(121,463)	(736)

	￦	(69,567)	(72,904)	(8,857)	(79,015)	14,968

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total amount of liabilities divided by total amount of equity which are extracted from the financial statements.

Debt-equity ratio as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Liabilities	￦	12,692,963	12,409,958
Equity		15,248,270	14,166,557

Debt-equity ratio		83.24%	87.60%

(3)     Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	￦	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable — trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	￦	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable — trade(*1)	￦	275,495	—	—	—	—
Borrowings		537,562	—	549,083	—	540,083
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable — other and others(*1)		3,241,615	—	—	—	—

	￦	10,162,937	—	7,063,915	—	7,063,915

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable — trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable — trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,324	—	5,946,586	—	5,946,586
Accounts payable — other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,026	—	6,345,833	—	6,345,833

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.

(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The management uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

Fair values of accounts receivable — trade, and accounts payable — trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2014 are as follows:

Interest rate
Derivative instruments	1.90% ~ 2.40%
Borrowings and debentures	2.55% ~ 2.68%

3)	There have been no transfers from Level 2 to Level 1 in 2014 and changes of financial assets classified as Level 3 for the year ended December 31, 2014 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Gain for the period	Other comprehensive loss	Disposal	Balance at Dec. 31
Financial assets at fair value through profit or loss	￦	9	5,000	2,817	—	(10)	7,817
Available-for-sale financial assets		154,789	34,611	—	(2,339)	(44,734)	142,326

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable — trade and other		128,794	(117,568)	11,226	—	—	11,226

		176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)		45,892	—	45,892	(45,892)	—	—
Accounts payable — trade and other		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable — trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable — others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with International Swap and Derivatives Association (ISDA). Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

36.	Transactions with Related Parties

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 others (See Note 1)
Joint venture	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 59 others
Affiliates	The Ultimate Controlling Entity’s investee under equity method, the Ultimate Controlling Entity’s subsidiaries and associates, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2) Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Salaries	￦	2,600	2,263	8,893
Provision for retirement benefits		907	1,012	799

		3,507	3,275	9,692

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3)	Transactions with related parties for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	￦	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd.(*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		￦	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd. (See Note 13-(1)).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)
		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—	—
Associates	F&U Credit information Co., Ltd.		1,753	43,931	—	—	—
	HappyNarae Co., Ltd.		281	6,217	10,542	—	—
	SK hynix Inc.		3,178	1,160	—	—	—
	SK USA, Inc.		—	2,086	—	—	—
	SK Wyverns Baseball Club., Ltd.		363	—	—	—	204
	HanaSK Card Co., Ltd.		11,129	14,342	—	—	—
	Others		3,171	3,734	125	1,200	—

			19,875	71,470	10,667	1,200	204

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—	—
	SK Networks Co., Ltd.		51,996	1,463,341	6,241	—	—
	SK Networks Services Co., Ltd.		6,165	108,972	3,057	—	—
	SK Telesys Co., Ltd.		1,554	99,381	234,319	—	—
	SK Energy Co., Ltd.		20,831	2,422	—	—	—
	SK Gas Co., Ltd.		6,656	—	—	—	—
	Others		30,905	43,759	11,724	—	—

			127,712	2,113,798	945,645	—	—

Total		￦	149,499	2,411,291	956,312	1,200	204

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(In millions of won)		2012
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*1)	￦	1,339	224,667	—
Associates	F&U Credit information Co., Ltd.		1,516	49,518	—
	SK M&C		11,874	155,397	9,051
	HanaSK Card Co., Ltd.(*2)		672,202	201,533	66
	Others		743	96,971	11,374

			686,335	503,419	20,491

Other	SK C&C Co., Ltd.		4,441	324,171	304,102
	SK Engineering & Construction Co., Ltd.		5,384	55,007	687,059
	SK Networks Co., Ltd.		20,477	1,747,130	8,048
	Others		40,251	246,218	300,410

			70,553	2,372,526	1,299,619

Total		￦	758,227	3,100,612	1,320,110

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(*1)	Operating expense and others include ￦171,053 million of dividends paid by the Group.

(*2)	Operating revenue include discounts on accounts receivable related to sales of handsets on installment payment plans of PS&Marketing Corporation.

(4)	Account balances as of December 31, 2014 and 2013 are as follows:

(In millions of won)
		2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable-trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		￦	24,569	60,617	410,107

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable -trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	F&U Credit information Co., Ltd.		—	258	585
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	SK USA, Inc.		—	—	436
	HanaSK Card Co., Ltd.		—	3,723	468
	Others		—	10	947

			24,727	42,822	18,753

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK C&C Co., Ltd.		—	182	127,571
	SK Networks. Co., Ltd.		—	5,930	118,759
	SK Networks Services Co., Ltd.		—	3	5,048
	SK Telesys Co., Ltd.		—	412	70,467
	SK innovation co., ltd.		—	1,480	286
	SK Energy Co., Ltd.		—	5,457	7,438
	SK Gas Co., Ltd.		—	1,469	47
	Others		—	3,223	31,592

			—	19,144	453,266

Total		￦	24,727	62,300	472,019

(5)	As of December 31, 2014, there are no collateral and guarantee provided by the Group to related parties nor by related parties to the Group.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

(7)	There were additional investments in associates and joint ventures during the year ended December 31, 2014 (See Note 13).

(8)	For the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ￦6,000 million from Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

37.	Commitments and Legal Claims and Litigations

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦14,230 million as of December 31, 2014.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦2,071 million as collateral as of December 31, 2014.

In addition, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for facility funds borrowings in the amount of ￦2,071 million as of December 31, 2014.

(2) Legal claims and litigations

As of December 31, 2014, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees related to handsets purchased from the Apple Computer Korea Ltd.

38.	Discontinued Operations

(1) Discontinued operations

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale. The results of operations of Loen Entertainment, Inc. prior to the date of disposal of the Group’s controlling interest is presented as a discontinued operation. The comparative information in the consolidated financial statements for the years ended December 31, 2012 has been restated to present Loen Entertainment, Inc. as a discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2) Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the years ended December 31, 2013 and 2012 are as follows. The consolidated statements of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operations.

(In millions of won)
	2013		2012
Results of discontinued operations:
Operating revenue and other income	￦	167,448	162,400
Operating expense		(140,203)	(291,809)

Operating income (loss) generated by discontinued operations		27,245	(129,409)
Finance income and costs		1,773	2,640
Gain related to investments in associates, net		1,000	281
Gain on disposal relating to discontinued operations		214,352	—
Income tax benefit (expense)		(61,125)	10,990

Profit (loss) generated by discontinued operations	￦	183,245	(115,498)

Attributable to :
Owners of the Parent Company		175,867	(103,821)
Non-controlling interests		7,378	(11,677)

(3) Cash flows from (used in) discontinued operations

Cash flows from (used in) discontinued operations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Cash flow from discontinued operations:
Net cash provided by operating activities	￦	40,884	22,937
Net cash provided by (used in) investing activities		179,490	(19,931)
Net cash used in financing activities		(4,780)	(13,774)

	￦	215,594	(10,768)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(4)	Changes in financial condition relating to discontinued operations due to the disposal of ownership interests in Loen Entertainment, Inc. at the date of disposal is as follows:

(In millions of won)
	Date of disposal
Cash and cash equivalents	￦	55,527
Long-term and short-term financial instruments		42,404
Accounts receivable – trade		49,700
Property and equipment, and intangible assets		26,334
Other assets		39,526
Accounts payable – trade		(33,154)
Defined benefit liabilities		(737)
Other liabilities		(87,022)

Decrease in net assets		92,578

Consideration received for disposal		264,245
Cash and cash equivalents disposed		(55,527)

Net cash inflow	￦	208,718

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)
	2014		2013	2012
Interest income	￦	(60,006)	(67,359)	(99,967)
Dividend		(13,048)	(10,197)	(27,732)
Gain on foreign currency translation		(6,277)	(4,401)	(4,065)
Gain on disposal of long-term investment securities		(13,994)	(9,300)	(282,605)
Gain on valuation of derivatives		(8,713)	—	—
Gain on settlement of derivatives		(7,998)	(7,716)	(26,103)
Loss (gain) related to investments in subsidiaries and associates, net		(906,338)	(921,861)	24,279
Gain on disposal of property, equipment and intangible assets		(8,792)	(7,991)	(162,590)
Reversal of allowance for doubtful accounts		—	(359)	(5,902)
Gain on valuation of financial assets at fair value through profit or loss		—	(5,177)	—
Other income		(608)	(3,951)	(2,558)
Interest expenses		323,910	331,834	412,379
Loss on foreign currency translation		5,079	2,634	4,608
Loss on disposal of long-term investment securities		2,694	31,909	10,802
Impairment loss on long-term investment securities		24,533	52,058	190,621
Loss on valuation of derivatives		10	2,106	286
Loss on settlement of derivatives		672	—	1,232
Income tax expense		454,508	461,922	277,217
Expense related to defined benefit plan		112,717	92,840	80,865
Depreciation and amortization		2,891,870	2,829,784	2,613,018
Bad debt expenses		45,754	57,163	52,393
Loss on disposal of property and equipment and intangible assets		32,950	267,702	15,117
Impairment loss on property and equipment and intangible assets		47,489	14,399	160,210
Loss relating to financial assets at fair value through profit or loss		1,352	—	1,262
Loss relating to financial liabilities at fair value through profit or loss		10,370	134,232	7,793
Loss on redemption of debentures		—	—	2,099
Bad debt for accounts receivable—other		17,943	22,167	30,107
Impairment loss on other investment securities		22,749	6,136	1,307
Other expenses		10,169	6,802	15,788

	￦	2,978,995	3,275,376	3,289,861

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2014, 2013 and 2012

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)	2014		2013	2012
Accounts receivable—trade	￦	(168,839)	(267,754)	(183,238)
Accounts receivable—other		(52,137)	(41,243)	288,739
Accrued income		14	(502)	9,530
Advance payments		(62,873)	(26,064)	40,664
Prepaid expenses		(36,808)	(1,583)	18,525
V.A.T. refund receivable		7,200	(5,442)	(963)
Inventories		(171)	(39,610)	(108,904)
Long-term accounts receivables—other		80	—	5,393
Guarantee deposits		(12,699)	59,431	19,460
Accounts payable—trade		(37,790)	(4,708)	74,923
Accounts payable—other		(296,875)	(131,142)	260,158
Advanced receipts		20,701	(2,916)	(7,977)
Withholdings		306,515	22,025	234,048
Deposits received		(4,395)	(1,745)	(6,089)
Accrued expenses		(79,831)	98,081	153,641
V.A.T. payable		2,711	(3,901)	(3,955)
Unearned revenue		(140,295)	(188,589)	(83,436)
Provisions		(38,469)	(226,644)	(373,213)
Long-term provisions		29,532	(72,398)	(33,254)
Plan assets		(96,847)	(61,856)	(51,422)
Retirement benefit payment		(46,531)	(42,948)	(46,066)
Others		474	(30,362)	(2,256)

	￦	(707,333)	(969,870)	204,308

(3)	Significant non-cash transactions for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)	2014		2013	2012
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,238,620	2,320,528	2,700,054
Transfer of other property and equipment and others to construction in progress		1,090,954	1,188,826	1,437,476
Increase(decrease) of accounts payable—other related to acquisition of property and equipment and intangible assets		(184,614)	350,735	8,010
Return of the existing 1.8GHz frequency use rights		—	614,600	—

40.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In millions of won)	2014		2013	2012
Cash dividends received from consolidated subsidiaries	￦	—	13,657	5,739
Cash dividends received from associates		939	—	—

		￦ 939	13,657	5,739

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SK hynix, Inc.:

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of SK hynix, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK hynix, Inc. and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea

April 23, 2015

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

	Note	2014		2013
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	6,7	￦	436,761	631,867
Short-term financial instruments	6,7,8		3,618,014	2,154,532
Trade receivables, net	6,7,9,33		3,732,926	1,941,675
Loans and other receivables, net	6,7,9,33		881,885	323,759
Other financial assets	6,7,23		—	245,808
Inventories, net	10		1,497,563	1,178,300
Current tax assets			1,629	9,242
Assets held for sale	11		27,661	26,557
Other current assets	12		167,075	141,384

			10,363,514	6,653,124

Non-current assets
Equity-accounted investees	13		97,090	107,097
Available-for-sale financial assets	14		127,314	158,770
Loans and other receivables, net	6,7,9,33		58,989	43,090
Other financial assets	6,7,8,23		323	2,017
Property, plant and equipment, net	15,34		14,090,334	12,129,797
Intangible assets, net	16		1,336,680	1,110,403
Investment property, net	17		28,456	28,609
Deferred tax assets	23		272,102	198,570
Other non-current assets	12		508,476	365,821

			16,519,764	14,144,174

Total assets		￦	26,883,278	20,797,298

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2014 and 2013

	Note	2014		2013
		(In millions of won)
Liabilities
Current liabilities
Trade payables	6,7,33	￦	787,822	648,793
Other payables	6,7,33		1,358,816	788,304
Other non-trade payables	6,7,33		1,182,956	677,120
Borrowings	6,7,18,33		1,755,020	870,320
Other financial liabilities	6,7,23		30	2,194
Provisions	20,34		25,932	52,584
Current tax liabilities			583,529	12,084
Other current liabilities	19		71,199	26,840

			5,765,304	3,078,239

Non-current liabilities
Other non-trade payables	6,7,33		132,947	177,101
Borrowings	6,7,18,33		2,419,739	3,679,895
Other financial liabilities	6,7,23		708	107,094
Defined benefit liabilities, net	21		465,350	635,740
Deferred tax liabilities	22		3,463	—
Other non-current liabilities	19		59,464	52,370

			3,081,671	4,652,200

Total liabilities			8,846,975	7,730,439

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,24		3,657,652	3,568,645
Capital surplus	24		4,143,736	3,406,083
Other equity	24		(24)	—
Accumulated other comprehensive loss	25		(41,815)	(108,807)
Retained earnings	26		10,276,904	6,201,322

Total equity attributable to owners of the Parent Company			18,036,453	13,067,243
Non-controlling interests			(150)	(384)

Total equity			18,036,303	13,066,859

Total liabilities and equity		￦	26,883,278	20,797,298

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2014, 2013 and 2012

	Note	2014		2013	2012 (Unaudited)
		(In millions of won, except per share information)
Revenue	5,33	￦	17,125,566	14,165,102	10,162,210
Cost of sales	28,33		9,461,725	8,864,587	(8,550,989)

Gross profit			7,663,841	5,300,515	1,611,221
Selling and administrative expense	27,28		(2,554,375)	(1,920,730)	(1,838,570)
Finance income	29		678,570	560,570	689,709
Finance expenses	29		(799,771)	(747,329)	(682,594)
Share of profit of equity-accounted investees	13		23,145	19,256	16,713
Other income	30		618,684	368,513	67,130
Other expenses	30		(582,424)	(505,870)	(62,910)

Profit (loss) before income tax			5,047,670	3,074,925	(199,301)
Income tax expense (benefit)	31		852,501	202,068	(40,506)

Profit (loss) for the year			4,195,169	2,872,857	(158,795)

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	21		(119,874)	15,587	(82,872)
Items that are or may be reclassified to profit or loss:
Available-for-sale financial assets — unrealized net change in fair value, net of tax	14,25		(7,824)	(655)	(1,896)
Foreign operations — foreign currency translation differences, net of tax	25		71,631	8,419	(216,490)
Equity-accounted investees — share of other comprehensive income (loss), net of tax	13,25		3,706	(1,226)	(4,343)

Other comprehensive income (loss) for the year, net of tax			(52,361)	22,125	(305,601)

Total comprehensive income (loss) for the year		￦	4,142,808	2,894,982	(464,396)

Profit (loss) attributable to:
Owners of the Parent Company		￦	4,195,456	2,872,470	(158,886)
Non-controlling interests			(287)	387	91
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			4,142,574	2,894,652	(464,267)
Non-controlling interests			234	330	(129)
Earnings (loss) per share
Basic and diluted earnings (loss) per share (in won)	32		5,842	4,045	(233)

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity (Unaudited)

For the year ended December 31, 2012

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other components of equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2012	￦	2,978,498	1,229,052	5,762	107,107	3,555,323	7,875,742	(471)	7,875,271
Total comprehensive loss
Income (loss) for the year		—	—	—	—	(158,886)	(158,886)	91	(158,795)
Other comprehensive loss		—	—	—	(222,509)	(82,872)	(305,381)	(220)	(305,601)

Total comprehensive loss		—	—	—	(222,509)	(241,758)	(464,267)	(129)	(464,396)

Transactions with owners of the Parent Company
Issuance of common stock		509,250	1,816,726	—	—	—	2,325,976	—	2,325,976
Exercise of conversion rights		52	210	—	—	—	262	—	262
Exercise of stock options		619	4,400	(2,200)	—	—	2,819	—	2,819
Expiration of stock options		—	3,562	(3,562)	—	—	—	—	—
Changes in the Parent Company’s ownership interest in subsidiaries		—	(76)	—	—	—	(76)	(105)	(181)
Others		—	—	—	—	(300)	(300)	(9)	(309)

Total transactions with owners of the Parent Company		509,921	1,824,822	(5,762)	—	(300)	2,328,681	(114)	2,328,567

Balance at December 31, 2012	￦	3,488,419	3,053,874	—	(115,402)	3,313,265	9,740,156	(714)	9,739,442

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other components of equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2013	￦	3,488,419	3,053,874	—	(115,402)	3,313,265	9,740,156	(714)	9,739,442
Total comprehensive income
Profit for the year		—	—	—	—	2,872,470	2,872,470	387	2,872,857
Other comprehensive income (loss)		—	—	—	6,595	15,587	22,182	(57)	22,125

Total comprehensive income		—	—	—	6,595	2,888,057	2,894,652	330	2,894,982

Transactions with owners of the Parent Company
Exercise of conversion rights		80,226	352,209	—	—	—	432,435	—	432,435

Total transactions with owners of the Parent Company		80,226	352,209	—	—	—	432,435	—	432,435

Balance at December 31, 2013	￦	3,568,645	3,406,083	—	(108,807)	6,201,322	13,067,243	(384)	13,066,859

Balance at January 1, 2014	￦	3,568,645	3,406,083	—	(108,807)	6,201,322	13,067,243	(384)	13,066,859
Total comprehensive income
Profit for the year		—	—	—	—	4,195,456	4,195,456	(287)	4,195,169
Other comprehensive income (loss)		—	—	—	66,992	(119,874)	(52,882)	521	(52,361)

Total comprehensive income		—	—	—	66,992	4,075,582	4,142,574	234	4,142,808

Transactions with owners of the Parent Company
Issue of ordinary shares related to acquisition of a subsidiary		6,793	47,277	—	—	—	54,070	—	54,070
Exercise of conversion rights		82,214	690,376	—	—	—	772,590	—	772,590
Acquisition of treasury shares		—	—	(24)	—	—	(24)	—	(24)

Total transactions with owners of the Parent Company		89,007	737,653	(24)	—	—	826,636	—	826,636

Balance at December 31, 2014	￦	3,657,652	4,143,736	(24)	(41,815)	10,276,904	18,036,453	(150)	18,036,303

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

	Note	2014		2013	2012 (Unaudited)
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	35	￦	6,305,229	6,521,553	2,420,894
Interest received			35,658	58,888	81,931
Interest paid			(151,551)	(199,553)	(275,169)
Dividends received			17,134	17,414	12,098
Income tax paid			(339,779)	(26,246)	(28,103)

Net cash provided by operating activities			5,866,691	6,372,056	2,211,651

Cash flows from investing activities
Decrease in short-term financial instruments			21,059,587	3,927,831	2,754,789
Increase in short-term financial instruments			(22,467,339)	(4,956,446)	(3,252,006)
Collection of loans and other receivables			3,501	2,728	11,640
Increase in loans and other receivables			(15,735)	(5,969)	(8,661)
Proceeds from disposal of available-for-sale financial assets			28,602	331	11,190
Acquisition of available-for-sale financial assets			(1,415)	(115,564)	(3,618)
Decrease in other financial assets			275,422	29,681	—
Increase in other financial assets			(29,611)	(276,591)	—
Cash inflows from derivative transactions			2,371	3,656	2,419
Cash outflows from derivative transactions			(4,534)	(6,550)	(44,507)
Proceeds from disposal of assets classified as held for sale			—	—	23
Proceeds from disposal of property, plant and equipment			198,959	15,509	35,809
Acquisition of property, plant and equipment			(4,800,722)	(3,205,797)	(3,772,879)
Proceeds from disposal of intangible assets			286	200	1,226
Acquisition of intangible assets			(336,291)	(301,496)	(159,072)
Receipt of government grants			20,241	—	—
Cash outflows from business combinations			(19,682)	(3,648)	(274,732)
Cash outflows from disposal of investments in a subsidiary			(1,467)	—	—

Net cash used in investing activities		￦	(6,087,827)	(4,892,125)	(4,698,379)

Cash flows from financing activities
Proceeds from borrowings		￦	3,848,816	3,528,687	6,966,003
Repayments of borrowings			(3,820,449)	(5,028,676)	(7,377,491)
Acquisition of treasury shares			(24)	—	—
Proceeds from issuance of common stock			—	—	2,328,791
Acquisition of investments in subsidiaries			—	—	(181)

Net cash provided by (used in) financing activities			28,343	(1,499,989)	1,917,122

Effect of movements in exchange rates on cash and cash equivalents			(2,313)	(6,462)	(15,795)

Net decrease in cash and cash equivalents			(195,106)	(26,520)	(585,401)
Cash and cash equivalents at beginning of the year			631,867	658,387	1,243,788

Cash and cash equivalents at end of the year		￦	436,761	631,867	658,387

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

1.    Reporting Entity

(1) General information about SK hynix, Inc. (the “Parent Company” or the “Company”) and its subsidiaries (collectively the “Group”) is as follows:

The Parent Company is engaged in the manufacture, distribution and sales of semiconductor products and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarters is located at 2091 Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Group has manufacturing facilities in Icheon-si and Cheongju-si, South Korea, and Wuxi and Chongqing, China.

As of December 31, 2014, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	70,243,518	9.65
Share Management Council[1]	7,452,667	1.02
Other investors	504,206,180	69.26

	728,002,365	100.00

[1]	As of December 31, 2014, the number of shares held by each member of Share Management Council is as follows:

Shareholder	Number of shares	Percentage of ownership (%)
Korea Exchange Bank	7,092,500	0.97
Shinhan Bank	355,000	0.05
Other financial institutions	5,167	0.00

	7,452,667	1.02

According to the share purchase agreement dated November 14, 2011, between SK Telecom Co., Ltd. and the Share Management Council, the Share Management Council should exercise its voting right on its shares following SK Telecom Co., Ltd.’s decision in designating officers of the Company or other matters unless this conflicts with the Share Management Council’s interest.

Accordingly, in substance, SK Telecom Co., Ltd. has the voting rights over the Share Management Council’s shares as of December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2014 and 2013 are as follows:

			Ownership (%)
Company	Location	Business	2014	2013
SK hyeng Inc.[1]	Korea	Domestic subsidiary	100.00	100.00
SK hystec Inc.	Korea	Domestic subsidiary	100.00	100.00
Siliconfile Technologies Inc.[2]	Korea	Development and manufacturing of electronic component	100.00	—
SK hynix America Inc. (SKHYA)	U.S.A.	Overseas sales subsidiary	97.74	97.74
Hynix Semiconductor Manufacturing America Inc. (HSMA)[3]	U.S.A.	Discontinued subsidiary	100.00	100.00
SK hynix Deutschland GmbH (SKHYD)	Germany	Overseas sales subsidiary	100.00	100.00
SK hynix Europe Holding Ltd. (SKHYE)[4]	U.K.	Holding company	—	100.00
SK hynix U.K. Ltd. (SKHYU)	U.K.	Overseas sales subsidiary	100.00	100.00
SK hynix Asia Pte. Ltd. (SKHYS)	Singapore	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor India Pvt. Ltd. (SKHYIS)[5]	India	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)	Hong Kong	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Japan Inc. (SKHYJ)	Japan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Taiwan Inc. (SKHYT)	Taiwan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (China) Ltd. (SKHYCL)[6]	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix Semiconductor (Wuxi) Ltd. (SKHYMC)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd. (SKHYCW)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Italy S.r.l (SKHYIT)	Italy	Overseas R&D center	100.00	100.00
SK hynix memory solutions Inc. (SKHMS)[7]	U.S.A.	Overseas R&D center	100.00	100.00
SK hynix Flash Solution Taiwan (SKHYFST)	Taiwan	Overseas R&D center	100.00	100.00
SK APTECH Ltd. (SKAPTECH)[8]	Hong Kong	Holding company	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)[9]	China	Overseas manufacturing subsidiary	100.00	100.00
Softeq Flash Solutions LLC. (SOFTEQ)[10]	Belarus	Overseas R&D center	100.00	—
MMT (Money Market Trust)[11]	Korea	Money Market Trust	100.00	—

[1]	QRT Inc., that was established by spin-off from SK hyeng Inc.’s technical service division, has been sold during the year ended December 31, 2014.

[2]	The Company acquired entire shares held by Siliconfile Technologies Inc.’s existing shareholders in exchange for the Company’s newly issued ordinary shares during the year ended December 31, 2014.

[3]	Subsidiary of SK hynix America Inc. (SKHYA)

[4]	The liquidation process of SK hynix Europe Holding Ltd. has been completed during the year ended December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

1.    Reporting Entity,  continued

[5]	Subsidiary of SK hynix Asia Pte. Ltd. (SKHYS)

[6]	The Company invested ￦109,960 million in SK hynix Semiconductor (China) Ltd. (SKHYCL) during the year ended December 31, 2014.

[7]	The Company invested ￦23,681 million in SK hynix memory solutions Inc. (SKHMS) during the year ended December 31, 2014.

[8]	The Company invested ￦103,699 million in SK APTECH Ltd. during the year ended December 31, 2014.

[9]	Subsidiary of SK APTECH Ltd. (SKAPTECH)

[10]	The Company acquired Softeq Flash Solutions LLC. (SOFTEQ) during the year ended December 31, 2014.

[11]	The Company acquired MMT (Money Market Trust) during the year ended December 31, 2014.

(3) Changes in subsidiaries for the year ended December 31, 2014 are as follows:

	Company	Reason
Newly included	Siliconfile Technologies Inc.	Included in consolidation as subsidiaries through the additional acquisition of the remaining interests
	Softeq Flash Solutions LLC. (SOFTEQ)	Included in consolidation as subsidiaries due to the acquisition of interests
	QRT Inc.	Included in consolidation as subsidiaries through the spin-off from SK hyeng Inc.
Excluded	SK hynix Europe Holding Ltd. (SKHYE)	Excluded from consolidation due to liquidation
	QRT Inc.	Excluded from consolidation due to disposal

(4) Major subsidiaries’ summarized statements of financial position as of December 31, 2014 and 2013 are as follows:

	2014				2013
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	1,711,746	1,634,047	77,699	964,682	911,513	53,169
SK hynix Asia Pte. Ltd. (SKHYS)		386,135	313,152	72,983	231,649	164,390	67,259
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		563,598	478,449	85,149	353,248	284,438	68,810
SK hynix Japan Inc.(SKHYJ)		285,122	227,860	57,262	302,971	250,962	52,009
SK hynix Semiconductor Taiwan Inc. (SKHYT)		628,791	605,861	22,930	240,489	197,975	42,514
SK hynix Semiconductor (China) Ltd. (SKHYCL)		4,179,186	1,197,588	2,981,598	3,652,044	1,212,007	2,440,037
SK hynix Deutschland GmbH (SKHYD)		135,384	98,477	36,907	98,150	63,706	34,444
SK hynix U.K. Ltd. (SKHYU)		194,318	179,990	14,328	78,020	66,080	11,940
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		341,984	174,936	167,048	52,857	2,287	50,570

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

1.    Reporting Entity,  continued

(5) Major subsidiaries’ summarized statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	6,360,992	21,385	21,385
SK hynix Asia Pte. Ltd. (SKHYS)		1,638,396	2,773	2,773
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		3,714,085	12,941	12,941
SK hynix Japan Inc. (SKHYJ)		843,383	9,890	10,478
SK hynix Semiconductor Taiwan Inc. (SKHYT)		2,176,739	7,599	7,599
SK hynix Semiconductor (China) Ltd. (SKHYCL)		1,914,452	381,729	381,729
SK hynix Deutschland GmbH (SKHYD)		551,528	6,197	6,197
SK hynix U.K. Ltd. (SKHYU)		575,959	1,813	1,813
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		109,769	6,813	6,813

	2013
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	5,187,848	23,547	23,547
SK hynix Asia Pte. Ltd. (SKHYS)		1,203,290	2,385	2,385
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		3,022,397	19,471	19,471
SK hynix Japan Inc. (SKHYJ)		790,736	10,335	10,447
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,769,055	6,680	6,680
SK hynix Semiconductor (China) Ltd. (SKHYCL)		1,718,074	23,611	23,611
SK hynix Deutschland GmbH (SKHYD)		594,166	2,440	2,440
SK hynix U.K. Ltd. (SKHYU)		494,305	1,743	1,743

	2012 (Unaudited)
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	3,848,368	10,498	10,498
SK hynix Asia Pte. Ltd. (SKHYS)		693,598	4,619	4,619
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		1,889,126	3,548	3,548
SK hynix Japan Inc. (SKHYJ)		736,702	13,410	13,416
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,428,484	3,815	3,815
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,400,043	244,995	244,995
SK hynix Deutschland GmbH (SKHYD)		415,572	2,534	2,534
SK hynix U.K. Ltd. (SKHYU)		399,810	3,260	3,260

(6) There are no significant non-controlling interests to the Group as of December 31, 2014, 2013 and 2012.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

2.    Basis of Preparation

(1)    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the board of directors on January 28, 2015.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)    Functional and presentation currency

Financial statements of entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

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

(a)    Critical judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 4: estimated useful lives of property, plant and equipment and intangible assets

•	Note 6: classification of financial instruments

(b)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 10: net realizable value of inventories

•	Note 16: impairment of goodwill

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

2.    Basis of Preparation,  continued

•	Note 20: recognition and measurement of provisions

•	Note 21: measurement of defined benefit obligations

•	Note 22: recognition of deferred tax assets and liabilities

(c)    Fair value measurement

The Group establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for various financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation department, which is responsible for the review of significant fair value measurements including fair values classified as level 3 in the fair value hierarchy.

The valuation department regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation department reviews whether the valuation based on third party information includes classifications by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Group uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation methods as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If various inputs used to measure fair value of assets or liabilities fall into different levels of the fair value hierarchy, the Group classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value. The Group recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in note 7.

3.    Changes in Accounting Policies

Except as described below, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013.

(1)    Amendment to IAS 32, ‘Financial Instruments: Presentation’

The Group has applied the amendment to IAS 32, ‘Financial Instruments: Presentation’, since January 1, 2014. The amendment provides that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when an entity currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The legally enforceable right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances including the normal course of business; the event of default; and the event of insolvency or bankruptcy of the entity and all of the counterparties.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

3.    Changes in Accounting Policies,  continued

The net settlement criteria can be met when the amounts are settled in a manner such that the outcome is, in effect, equivalent to net settlement, which includes case that the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

The amendment has no impact on the Group’s financial statements.

(2)    Amendment to IAS 36, ‘Impairment of Assets’

The Group has applied the amendment to IAS 36, ‘Impairment of Assets’ since January 1, 2014. The amendment provides that the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

The amendment has no impact on the Group’s financial statements.

(3)    IFRIC 21, ‘Levies’

The Group adopted IFRIC 21, ‘Levies’ since January 1, 2014. The interpretation defines that an obligating event that gives rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. If the obligating event occurs over a year of time, the liability to pay a levy is recognized progressively and if the obligating event is the reaching of a minimum activity threshold, the liability to pay a levy is recognized when that minimum activity threshold is reached. An entity shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation.

The interpretation has no significant impact on the Group’s financial statements.

4.    Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. The Group’s CODM is the board of directors, who do not receive and therefore do not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic, product and customer information are provided in note 5.

(2)    Basis of consolidation

(a)    Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)    Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)    Subsidiaries

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

(d)    Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(e)    Interests in equity-accounted investees

The Group’s interest in equity-accounted investees comprise interests in an associate and a joint venture. An associate is an entity in which the Group has significant influence, but not control or joint control, over the entity’s financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in an associate and a joint venture are initially recognized at cost including transaction costs. Subsequent to initial recognition, their carrying amounts are increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture. Distributions from equity-accounted investees are accounted for as deduction from the carrying amounts.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(f)    Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with equity-accounted investees are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(g)    Business combinations under common control

The assets and liabilities acquired in the combination of entities or business under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is added to or deducted from other capital adjustments.

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average method (except for goods in-transit that is based on the specific identification method), and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing inventories to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

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

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the asset’s acquisition.

(a)    Financial assets at fair value through profit or loss

A financial asset is classified as financial assets at fair value through profit or loss if it is held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)    Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(c)    Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method.

(d)    Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, and changes in their fair value, net of any tax effect, are recorded in other comprehensive income. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(e)    De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial assets, it derecognizes the financial assets when it does not retain control over the transferred financial assets. If the Group has retained control over the transferred financial assets, it continues to recognize the assets to the extent of its continuing involvement. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)    Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)    Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(a)    Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

•	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

•	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(b)    Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)    Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes:

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

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)    Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the financial asset’s estimated future cash flows, impairment losses would be measured based on prices from any observable current market transactions. Impairment losses are deducted through an allowance account or directly from the carrying amount. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss either directly or by adjusting an allowance account.

(b)    Financial assets carried at cost

The amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(c)    Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)    Property, plant and equipment

Property, plant and equipment are initially measured at cost. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the cost will flow to the Group and it can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day repair and maintenance are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other income or expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	10 - 50
Structures	10 - 30
Machinery	4 - 15
Vehicles	4 - 10
Other	3 - 15

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

(9)    Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

(10)    Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Goodwill arising from business combinations is recognized as the excess of the consideration transferred in the acquisition over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets are determined as having indefinite useful lives and not amortized as there is no foreseeable limit to the period over which the assets are expected to be available for use.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Industrial rights	5 - 10
Development costs	1 - 2
Software	5

Useful lives and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(11)    Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(a)    Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires non-current assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the useful lives of depreciable assets.

(b)    Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized in profit or loss by as deduction of the related expenses.

(12)    Investment property

Property held for the purpose of earning rental income or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at cost less accumulated depreciation and impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the cost will flow to the Group and it can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day repair and maintenance are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

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

The Group estimates the recoverable amount of an individual asset; however if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from business combination. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

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

(a)    Finance leases

At the commencement of the lease term, the Group recognizes as finance lease assets and finance lease liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews whether the leased asset is impaired.

(b)    Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance expense on the liability recognized using the purchaser’s incremental borrowing rate of interest.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(15)    Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

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

(a)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, any directly attributable transaction costs are recognized in profit or loss as incurred.

(b)    Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. The Group derecognizes a financial liability from the consolidated statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)    Employee benefits

(a)    Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(b)    Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the reporting period in which the employees render the related service, and are calculated at the present value of

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

(c)    Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations, net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability are recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(d)    Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are not payable within 12 months after the end of the reporting period, then they are discounted to their present value.

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

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(19)    Foreign currencies

(a)    Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on the settlement or retranslation of monetary items are recognized in profit or loss, except for differences arising on the retranslation of the net investment in a foreign operation, which are recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(b)    Foreign operations

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

(20)    Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares is recognized as a deduction from equity, net of any tax effects.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

(21)    Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(a)    Sale of goods

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

(b)    Sale of services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(22)    Finance income and finance expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial instruments at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, and changes in the fair value of financial instruments at fair value through profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(23)    Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)    Current tax

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

(b)    Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures except to the extent that the Group is able to control the

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences including unused tax loss and tax credit to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

(24)    Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares including convertible notes.

(25)    Discontinued operations

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

(26)    Standards issued but not yet adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2014. The Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

(a)    IFRS 9, ‘Financial Instruments’

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

4.    Significant Accounting Policies,  continued

general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adopting permitted.

The Group is in the process of assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

(b)    IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’ and IFRIC 13, ‘Customer Loyalty Programs’. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted.

The Group is in the process of assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

5.    Geographic, Product and Customer Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products.

(1) Details of the Group’s revenue for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Sale of goods	￦	17,013,599	14,088,421	10,129,725
Sale of services		111,967	76,681	32,485

	￦	17,125,566	14,165,102	10,162,210

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013[1]	2012[1] (Unaudited)
	(In millions of won)
DRAM	￦	13,311,628	10,211,993	7,235,488
NAND Flash		3,320,658	3,391,561	2,535,012
Other		493,280	561,548	391,710

	￦	17,125,566	14,165,102	10,162,210

[1]	Revenue by product and service types for the years ended December 31, 2013 and 2012 are reclassified to conform with the classification for the year ended December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

5.    Geographic, Product and Customer Information,  continued

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Korea	￦	1,179,949	1,105,083	771,396
China		3,825,747	3,038,355	1,901,742
Taiwan		2,155,005	1,765,343	1,434,775
Asia (other than China and Taiwan)		2,482,716	1,986,394	1,417,804
U.S.A.		6,359,461	5,191,619	3,827,725
Europe		1,122,688	1,078,308	808,768

	￦	17,125,566	14,165,102	10,162,210

(4) The Group’s non-current assets (excluding financial assets, equity-accounted investees and deferred tax assets) information by region based on the location of subsidiaries as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Korea	￦	12,356,735	10,424,568
China		3,255,550	2,912,948
Taiwan		5,831	5,036
Asia (other than China and Taiwan)		798	798
U.S.A.		333,908	289,682
Europe		11,124	1,598

	￦	15,963,946	13,634,630

(5) Revenue from a customer that constitutes more than 10% of the Group’s consolidated revenue for the years ended December 31, 2014, 2013 and 2012 amounts to ￦2,959,663 million, ￦2,457,867 million and ￦2,154,986 million (unaudited), respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

6.    Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2014 and 2013 are as follows:

	2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	—	436,761	436,761
Short-term financial instruments		1,842,020	—	—	1,775,994	3,618,014
Trade receivables		—	—	—	3,732,926	3,732,926
Loans and other receivables		—	—	—	940,874	940,874
Other financial assets[1]		—	—	—	323	323
Available-for-sale financial assets		—	127,314	—	—	127,314

	￦	1,842,020	127,314	—	6,886,878	8,856,212

	2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	—	631,867	631,867
Short-term financial instruments		1,045,974	—	—	1,108,558	2,154,532
Trade receivables		—	—	—	1,941,675	1,941,675
Loans and other receivables		—	—	—	366,849	366,849
Other financial assets[1]		272	—	245,808	1,745	247,825
Available-for-sale financial assets		—	158,770	—	—	158,770

	￦	1,046,246	158,770	245,808	4,050,694	5,501,518

[1]	Details of other financial assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Current
Held-to-maturity financial assets	￦	—	245,808

Non-current
Time deposit		311	1,731
Bank overdraft guarantee deposits		12	14
Derivatives		—	272

		323	2,017

	￦	323	247,825

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

6.    Categories of Financial Instruments,  continued

(2) Categories of financial liabilities as of December 31, 2014 and 2013 are as follows:

	2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	787,822	787,822
Other payables		—	1,358,816	1,358,816
Other non-trade payables[1]		—	1,315,903	1,315,903
Borrowings		—	4,174,759	4,174,759
Other financial liabilities		738	—	738

	￦	738	7,637,300	7,638,038

	2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	648,793	648,793
Other payables		—	788,304	788,304
Other non-trade payables[1]		—	854,221	854,221
Borrowings		—	4,550,215	4,550,215
Other financial liabilities		109,288	—	109,288

	￦	109,288	6,841,533	6,950,821

[1]	Details of other non-trade payables as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Current
Accrued expenses	￦	1,182,956	677,120

Non-current
Long-term other payables		130,566	166,641
Rent deposits payable		2,357	9,844
Long-term accrued expenses		24	616

		132,947	177,101

	￦	1,315,903	854,221

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

6.    Categories of Financial Instruments,  continued

(3) Finance income and expenses by categories for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Loans and receivables
Interest income	￦	50,804	59,262	80,154
Foreign exchange differences		200,390	(61,819)	(127,274)
Reversal of impairment (loss)		(5,463)	2,250	460

		245,731	(307)	(46,660)

Available-for-sale financial assets
Other comprehensive loss		—	(966)	(1,566)
Gain on disposal		6,553	205	5,943
Dividend income		1,233	2,381	216

		7,786	1,620	4,593

Held-to-maturity financial assets
Interest income		1,318	853	—

		1,318	853	—

Financial assets at fair value through profit or loss
Interest income		—	6,296	—
Gain on valuation		6,920	—	—
Gain from derivative instruments		—	73	198
Gain on disposal		28,493	—	—

		35,413	6,369	198

Financial liabilities measured at amortized cost
Interest expenses		(170,363)	(256,623)	(317,926)
Loss on redemption of debentures		(2,924)	—	(10,470)
Foreign exchange differences		(71,870)	169,509	381,687

		(245,157)	(87,114)	53,291

Financial liabilities at fair value through profit or loss
Loss from derivative instruments		(171,754)	(93,546)	(14,519)

	￦	(126,663)	(172,125)	(3,097)

7.    Financial Risk Management

(1)    Financial risk management

The Group’s activities are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Parent Company’s corporate finance division under policies approved by the board of directors. The Parent Company’s corporate finance division identifies, evaluates and hedges

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

7.    Financial Risk Management,  continued

financial risks in close cooperation with the Group’s operating units. The board of directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

(a)    Market risk

(i)    Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro and Japanese Yen. Foreign exchange risk arises from future commercial transactions; recognized assets and liabilities in foreign currencies; and net investments in foreign operations.

Monetary foreign currency assets and liabilities as of December 31, 2014 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	4,729	￦	5,198,150	2,844	￦	3,126,097
EUR	3		4,508	50		67,141
JPY	11,558		106,347	26,580		244,575

As of December 31, 2014, effects on profit before income tax as a result of change in exchange rate by 10% are as follows:

	If increased by 10%		If decreased by 10%
	(In millions of won)
USD	￦	207,205	(207,205)
EUR		(6,263)	6,263
JPY		(13,823)	13,823

(ii)    Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings, and is partially offset by financial assets held at floating rates.

The Group manages its interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term borrowings at floating rates and swaps them into fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between interests of fixed rates and floating rates, which are calculated based on the agreed notional amounts.

As of December 31, 2014, the Group is partially exposed to a risk of increase in interest rates. As of December 31, 2014, if interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the following year would be ￦15,267 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and interest income on floating rate financial assets.

(iii)    Price risk

As of December 31, 2014, there are no available-for-sale equity securities measured at fair value held by the Group. Accordingly, the Group is not exposed to any equity securities price risk.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

7.    Financial Risk Management,  continued

(b)    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from operating and investing activities. In order to manage credit risk, the Group periodically evaluates the creditworthiness of each customer or counterparty through the analysis of its financial information, historical transaction records and other factors, based on which the Group establishes credit limits for each customer or counterparty.

(i)    Trade and other receivables

For each new customer, the Group individually analyzes its creditworthiness before standard payment and delivery terms and conditions are offered. In addition, the Group consistently manages trade and other receivables by reevaluating the customer’s creditworthiness and securing collaterals in order to limit its credit risk exposure. The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains Global Credit Insurance Program with a credit insurance companies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2014 is the carrying amount of trade and other receivables.

(ii)    Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents; short-term financial instruments; and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2014 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings including Shinhan Bank, and accordingly management does not expect any losses from non-performance by these counterparties.

(c) Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, demand deposits, marketable available-for-sale securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

7.    Financial Risk Management,  continued

Contractual maturities of financial liabilities as of December 31, 2014 and 2013 are as follows:

	2014
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	1,765,674	795,191	1,675,663	—	4,236,528
Finance lease liabilities		106,318	92,024	24,253	—	222,595
Trade payables		787,822	—	—	—	787,822
Other payables		1,369,959	—	—	—	1,369,959
Other non-trade payables		1,182,957	78,625	54,297	—	1,315,879
Derivatives		738	—	—	—	738
Financial guarantee contract		27	—	—	—	27

	￦	5,213,495	965,840	1,754,213	—	7,933,548

	2013
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	940,422	1,721,781	844,633	1,228,487	4,735,323
Finance lease liabilities		103,077	105,245	111,146	—	319,468
Trade payables		648,793	—	—	—	648,793
Other payables		801,425	—	—	—	801,425
Other non-trade payables		658,733	66,180	131,565	—	856,478
Derivatives		2,439	—	—	—	2,439
Financial guarantee contract		28	—	—	—	28

	￦	3,154,917	1,893,206	1,087,344	1,228,487	7,363,954

The table above analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and includes estimated interest payments. The Group’s derivative instruments have been included at their fair value of ￦738 million (2013: ￦2,439 million) within the less than one-year time bucket as of December 31, 2014. These contracts are managed on a net-fair value basis rather than by maturity date. Net settled derivatives comprise interest rate swaps used by the Group to manage the Group’s interest rate risk.

(2)    Capital management

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

7.    Financial Risk Management,  continued

The debt-to-equity ratio and net borrowing ratio as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Total liabilities (A)	￦	8,846,975	7,730,439
Total equity (B)		18,036,303	13,066,859
Cash and cash equivalents and short-term financial instruments (C)		4,054,775	2,786,399
Total borrowings (D)		4,174,759	4,550,215
Debt-to-equity ratio (A/B)		49%	59%
Net borrowing ratio (D-C)/B		1%	13%

(3)    Fair value

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2014 and 2013:

			2014
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	1,842,020	—	1,842,020	—	1,842,020

		1,842,020	—	1,842,020	—	1,842,020

Financial assets not measured at fair value
Cash and cash equivalents[1]		436,761	—	—	—	—
Short-term financial instruments[1]		1,775,994	—	—	—	—
Trade receivables[1]		3,732,926	—	—	—	—
Loans and other receivables[1]		940,874	—	—	—	—
Other financial assets[1]		323	—	—	—	—
Available-for-sale financial assets[1,2]		127,314	—	—	—	—

		7,014,192	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		738	—	738	—	738

		738	—	738	—	738

Financial liabilities not measured at fair value
Trade payables[1]		787,822	—	—	—	—
Other payables[1]		1,358,816	—	—	—	—
Other non-trade payables[1]		1,315,903	—	—	—	—
Borrowings		4,174,759	—	4,243,974	—	4,243,974

	￦	7,637,300	—	4,243,974	—	4,243,974

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

7.    Financial Risk Management,  continued

			2013
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	1,045,974	—	1,045,974	—	1,045,974
Other financial assets		272	—	272	—	272
Available-for-sale financial assets		31,966	31,966	—	—	31,966

		1,078,212	31,966	1,046,246	—	1,078,212

Financial assets not measured at fair value
Cash and cash equivalents[1]		631,867	—	—	—	—
Short-term financial instruments[1]		1,108,558	—	—	—	—
Trade receivables[1]		1,941,675	—	—	—	—
Loans and other receivables[1]		366,849	—	—	—	—
Other financial assets[1]		247,553	—	—	—	—
Available-for-sale financial assets[1,2]		126,804	—	—	—	—

		4,423,306	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		109,288	—	109,288	—	109,288

		109,288	—	109,288	—	109,288

Financial liabilities not measured at fair value
Trade payables[1]		648,793	—	—	—	—
Other payables[1]		788,304	—	—	—	—
Other non-trade payables[1]		854,221	—	—	—	—
Borrowings		4,550,215	—	4,785,180	—	4,785,180

	￦	6,841,533	—	4,785,180	—	4,785,180

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are close to the reasonable approximate fair values.

[2]

Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39, ‘Financial Instrument: Recognition and Measurement’ as fair values of such equity instruments cannot be reliably measured using other valuation methods.

(b) Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 are as follows:

	Fair value	Level	Valuation Techniques
	(In millions of won)
Short-term financial instruments:
Financial assets at fair value through profit or loss	￦ 1,842,020	2	The present value method
Derivative financial Liabilities:
Interest swap	738	2	The present value method

(c) There was no transfer between fair value hierarchy levels for the year ended December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

8.    Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2014 and 2013 are as follows:

	2014		2013	Description
	(In millions of won)
Short-term financial instruments	￦	3	8	Restricted for government grants
		21,655	23,713	Pledged for borrowings
		4,601	5,023	Pledged for consumption tax
		46,000	34,600	Restricted for supporting small business
		4,764	—	Pledged for letter of credit
		584	—	Deposit for import duties

		77,607	63,344

Other financial assets		308	308	Pledged for borrowings
		12	14	Bank overdraft guarantee deposit
		—	1,419	Deposit for import duties
		3	3	Others

		323	1,744

	￦	77,930	65,088

9.    Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Current
Other receivables	￦	845,468	307,414
Accrued income		28,337	11,071
Short-term loans		3,504	2,665
Short-term guarantee and other deposits		4,576	2,609

		881,885	323,759

Non-current
Long-term other receivables		22,880	21,152
Long-term loans		7,199	6,659
Guarantee deposits		28,585	14,409
Long-term deposits		325	870

		58,989	43,090

	￦	940,874	366,849

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

9.    Trade Receivables and Loans and Other Receivables,  continued

(2) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2014 and 2013 are as follows:

	2014
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	3,735,845	(2,919)	3,732,926
Current loans and other receivables		883,553	(1,668)	881,885
Non-current loans and other receivables		65,023	(6,034)	58,989

	￦	4,684,421	(10,621)	4,673,800

	2013
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	1,945,121	(3,446)	1,941,675
Current loans and other receivables		325,821	(2,062)	323,759
Non-current loans and other receivables		55,600	(12,510)	43,090

	￦	2,326,542	(18,018)	2,308,524

(3) Details of provision for impairment

Movements in the provision for impairment of trade receivables for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	3,446	3,257
Provision for receivables impairment		525	174
Receivables written off during the year as uncollectible		(885)	—
Foreign exchange difference		(167)	15

Ending balance	￦	2,919	3,446

Movements in the provision for impairment of current loans and other receivables for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	2,062	5,035
Provision for receivables impairment		302	47
Unused amounts reversed		(1)	(2,685)
Receivables written off during the year as uncollectible		(697)	(293)
Foreign exchange difference		2	(42)

Ending balance	￦	1,668	2,062

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

9.    Trade Receivables and Loans and Other Receivables,  continued

Movements in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	12,510	12,839
Provision for receivables impairment		4,636	225
Unused amounts reversed		—	(12)
Receivables written off during the year as uncollectible		(10,891)	(137)
Foreign exchange difference		(221)	(405)

Ending balance	￦	6,034	12,510

(4) The aging analyses of trade receivables and loans and other receivables as of December 31, 2014 and 2013 are as follows:

	2014
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	3,731,621	3,809	415	—	—	3,735,845
Current loans and other receivables		882,274	—	—	—	1,279	883,553
Non-current loans and other receivables		41,599	—	—	—	23,424	65,023

	￦	4,655,494	3,809	415	—	24,703	4,684,421

	2013
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	1,940,110	3,784	205	14	1,008	1,945,121
Current loans and other receivables		323,838	—	—	—	1,983	325,821
Non-current loans and other receivables		43,436	—	—	—	12,164	55,600

	￦	2,307,384	3,784	205	14	15,155	2,326,542

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

10.    Inventories

(1) Details of inventories as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Finished goods	￦	408,256	345,872
Work-in-process		762,421	608,402
Raw materials		188,037	141,625
Supplies		102,705	45,672
Goods in transit		36,144	36,729

	￦	1,497,563	1,178,300

(2) The amount of the inventories recognized as cost of sales is as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Inventories recognized as cost of sales	￦	9,458,480	8,594,938	8,546,702

(3) The changes in inventory valuation allowance during the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	73,116	124,889
Charged to cost of sales		20,924	5,388
Write-off upon sales		(25,512)	(57,161)

Ending balance	￦	68,528	73,116

There were no significant reversals of inventory write-downs recognized during 2014 and 2013.

11.    Non-current assets held for sale

Details of changes in non-current assets held for sale for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	26,557	26,958
Disposal		—	(4)
Other		1,104	(397)

Ending balance	￦	27,661	26,557

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

12.    Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Current
Advance payments	￦	4,501	7,405
Prepaid expenses		156,590	128,125
Others		5,984	5,854

		167,075	141,384

Non-current
Long-term prepaid expenses[1]		494,908	346,795
Others		13,568	19,026

		508,476	365,821

	￦	675,551	507,205

[1]	Long-term prepaid expenses primarily consist of prepaid royalties.

13.    Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2014 and 2013 are as follows:

			2014			2013
Type	Investee	Ownership (%)	Net asset value		Carrying amount	Carrying amount
		(In millions of won)
Associate	Siliconfile Technologies Inc.[1]	—	￦	—	—	10,962
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)	45		97,090	97,090	96,135

			￦	97,090	97,090	107,097

[1]	Siliconfile Technologies Inc. became a subsidiary due to the Group’s additional acquisition of the remaining interest in 2014.

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Beginning balance		Acquisition (disposal)[1]	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Siliconfile Technologies Inc.	￦	10,962	(10,319)	(579)	171	(235)	—
HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)		96,135	—	13,084	3,535	(15,664)	97,090

	￦	107,097	(10,319)	12,505	3,706	(15,899)	97,090

[1]	The remeasurement to fair value of the Group’s existing 27.93% interest in Siliconfile Technologies Inc. resulted in gain on disposal of ￦10,640 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

13.    Investments in Associates and Joint Ventures,  continued

	2013
	Beginning balance		Acquisition (disposal)	Share of profit	Other equity movement	Dividend	Ending balance
	(In millions of won)
Siliconfile Technologies Inc.	￦	8,909	—	2,153	(99)	—	10,963
HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)		95,191	—	17,103	(1,127)	(15,033)	96,134

	￦	104,100	—	19,256	(1,226)	(15,033)	107,097

(3) Associate and joint venture’s summary of statements of financial position as of December 31, 2014 and 2013 is as follows:

	2014
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)	￦	251,443	306,344	289,990	52,042

	2013
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Siliconfile Technologies Inc.	￦	44,042	19,644	26,034	1,860
HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)		213,172	353,432	182,036	170,935

(4) Associate and joint venture’s summary statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014			2013		2012 (Unaudited)
	Revenue		Profit (loss) for the year	Revenue	Profit for the year	Revenue	Profit for the year
	(In millions of won)
Siliconfile Technologies Inc.[1]	￦	40,339	(2,072)	131,914	7,708	131,126	3,083
HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)		608,300	29,077	566,065	38,008	597,091	37,892

[1]

Siliconfile Technologies Inc. became a subsidiary due to the Group’s additional acquisition of the remaining interest on April 22, 2014. Accordingly, the information presented in the above table includes the results of Siliconfile Technologies Inc. only for the period from January 1 to April 22, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

14.    Available-for-sale Financial Assets

(1) Details of available-for-sale financial assets as of December 31, 2014 and 2013 are as follows:

	2014					2013
	Number of stock	Ownership (%)	Acquisition cost		Book value	Book value
	(In millions of won)
Hyundai Information Technology Co, Ltd.	—	—	￦	—	—	1,885
HYUNDAI LOGISTICS CO., LTD.	—	—		—	—	98
EQ bestech Co., Ltd.	—	—		—	—	10
Itest Co., Ltd.	—	—		—	—	768
Hyundai IBT Co., Ltd.	—	—		—	—	4
Fidelix Co., Ltd.	—	—		—	—	3,870
iA, Inc. (formerly, C&S Technology Co., Ltd.)	—	—		—	—	3,389
Phison Electronics Corp.	—	—		—	—	22,050
ProMos	201,600,000	7.93		21,847	—	—
JNT Frontier Private Equity Unit	Certificate	—		1,307	1,307	1,307
SV M&A No.1 Equity Unit	Certificate	—		1,196	1,196	1,196
Daishin Aju IB Investment Co., Ltd.	Certificate	—		1,265	1,265	1,518
Seoul Investment Early & Green Venture Fund	Certificate	—		1,760	1,760	1,867
TS 2011-4 Technology Transfer & Business	Certificate	—		1,262	1,262	1,600
IMM Investment	Certificate	—		1,040	1,040	786
L&S Venture Capital	Certificate	—		1,899	1,899	1,124
KTC-NP-Growth	Certificate	—		516	516	540
Intellectual Discovery, Ltd.	800,000	8.94		4,000	4,000	4,000
SKY Property Mgmt. Ltd.	5,745	15		112,360	112,360	112,360
Equity investment in a construction guarantee association	526	0.01		709	709	396
Others				199	—	2

			￦	149,360	127,314	158,770

(2) Changes in the carrying amount of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	158,770	44,297
Acquisition		1,414	115,564
Disposal		(32,870)	(125)
Change in fair value		—	(966)

Ending balance	￦	127,314	158,770

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

15.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	504,398	1,309,816	207,299	9,222,376	227	209,111	676,570	12,129,797
Changes during 2014
Additions		—	59,216	12,454	160,039	71	26,552	5,160,807	5,419,139
Receipt of government grants		—	—	—	(502)	—	—	—	(502)
Business combination and disposal of a subsidiary		—	—	(468)	(5,945)	27	1,462	(242)	(5,166)
Disposals		—	(1,114)	(1,437)	(197,242)	(14)	(734)	(5,231)	(205,772)
Depreciation		—	(55,986)	(21,260)	(3,117,150)	(177)	(73,893)	—	(3,268,466)
Transfers		38,097	139,858	83,673	3,874,433	730	90,310	4,228,187	(1,086)
Impairments		—	(23,620)	(1,777)	(4,139)	—	—	—	(29,536)
Exchange differences		457	5,371	3,707	42,431	(1)	1,321	(1,360)	51,926

Ending net book amount	￦	542,952	1,433,541	282,191	9,974,301	863	254,129	1,602,357	14,090,334

Acquisition cost		542,952	2,020,429	621,345	34,956,922	3,037	772,844	1,602,357	40,519,886
Accumulated depreciation		—	(562,724)	(319,991)	(24,721,171)	(2,174)	(516,775)	—	(26,122,835)
Accumulated impairment		—	(23,847)	(19,163)	(254,597)	—	(1,646)	—	(299,253)
Government grants		—	(317)	—	(6,853)	—	(294)	—	(7,464)

	￦	542,952	1,433,541	282,191	9,974,301	863	254,129	1,602,357	14,090,334

	2013
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	462,067	1,301,330	181,615	9,033,566	340	188,021	419,253	11,586,192
Changes during 2013
Additions		226	125	82	14,682	34	6,486	3,528,676	3,550,311
Business combination		—	—	—	47	—	12	—	59
Disposals		(33)	(3,347)	(690)	(7,423)	—	(565)	(336)	(12,394)
Depreciation		—	(52,154)	(19,600)	(2,788,978)	(148)	(60,086)	—	(2,920,966)
Transfers		42,302	62,012	46,149	3,031,495	13	75,393	(3,257,364)	—
Impairments		—	(985)	(1,507)	(88,407)	—	—	(10,633)	(101,532)
Exchange differences		(164)	2,835	1,250	27,394	(12)	(150)	(3,026)	28,127

Ending net book amount		504,398	1,309,816	207,299	9,222,376	227	209,111	676,570	12,129,797

Acquisition cost		504,398	1,853,434	533,333	31,885,948	2,412	741,869	676,570	36,197,964
Accumulated depreciation		—	(518,446)	(304,622)	(22,299,425)	(2,185)	(530,357)	—	(23,655,035)
Accumulated impairment		—	(24,841)	(21,412)	(356,843)	—	(2,289)	—	(405,385)
Government grants		—	(331)	—	(7,304)	—	(112)	—	(7,747)

	￦	504,398	1,309,816	207,299	9,222,376	227	209,111	676,570	12,129,797

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

15.    Property, Plant and Equipment,  continued

(2) Details of depreciation expense allocation for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Cost of sales	￦	3,040,674	2,616,341	2,859,445
Selling and administrative expenses		197,196	154,673	179,425
Other expenses[1]		4,902	122,471	—
Development costs		25,694	27,481	17,706

	￦	3,268,466	2,920,966	3,056,576

[1]	During 2013, depreciation expense of ￦122,471 million related to idle assets of the manufacturing facility in Wuxi, China, has been charged to casualty losses in other expenses (note 30).

(3) Impairment of ￦4,139 million (2013: ￦101,532 million and 2012: ￦nil - unaudited) has been charged to casualty losses caused by a fire on the manufacturing facilities in Wuxi, China, which is included in other expenses (Note 30).

(4) Certain property, plant and equipment are pledged as collaterals for borrowings as of December 31, 2014 (Note 34).

(5) During 2014, the Group capitalized borrowing costs amounting to ￦20,762 million (2013: ￦7,687 million and 2012: ￦5,859 million - unaudited) on qualifying assets. Borrowing costs were calculated using a capitalization rate of 5.08% (2013: 3.87% and 2012: 2.96% - unaudited) for the year ended December 31, 2014.

(6) The Group leases certain machinery and others from ME Semiconductor Rental First L.L.C. and other under finance lease agreements.

The book value of the machinery and others subject to finance lease agreement amounted to ￦165,414 million as of December 31, 2014 (as of December 31, 2013: ￦242,187 million). The machinery and others are pledged as collateral for the finance lease liabilities.

The Group leases certain machinery and others from Macquarie Capital and others under operating lease agreements. The payment schedule of minimum lease payments under operating lease agreements as of December 31, 2014 is as follows:

	Minimum lease payments
	(In millions of won)
No later than 1 year	￦	57,325
Later than 1 year		133,943

	￦	191,268

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

15.    Property, Plant and Equipment,  continued

(7) As of December 31, 2014, certain inventories; property, plant and equipment; and investment properties are insured and details of insured assets is as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment, inventories and others	￦	36,717,090	Hyundai Marine & Fire Insurance Co., Ltd. and others
	Business interruption
Fire insurance	Property, plant and equipment, investment property
Erection all risks insurance	Property, plant and equipment		415,948

		￦	37,133,038

16.    Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Goodwill		Industrial property rights	Development costs	Others[1]	Total
	(In millions of won)
Beginning net book amount	￦	632,311	73,860	276,930	127,302	1,110,403
Changes during 2014
Additions		—	32,229	181,287	122,775	336,291
Receipt of government grants		—	—	—	(19,739)	(19,739)
Business combinations		62,618	—	—	21,858	84,476
Disposals		—	(9,428)	—	(380)	(9,808)
Impairment		—	—	—	(529)	(529)
Amortization		—	(13,374)	(138,389)	(22,512)	(174,275)
Other		9,256	463	(4)	146	9,861

Ending net book amount		704,185	83,750	319,824	228,921	1,336,680

Acquisition cost		704,185	173,828	777,226	301,252	1,956,491
Accumulated amortization and impairment		—	(90,078)	(457,402)	(34,987)	(582,467)
Government grants		—	—	—	(37,344)	(37,344)

	￦	704,185	83,750	319,824	228,921	1,336,680

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

16.    Intangible Assets,  continued

	2013
	Goodwill		Industrial property rights	Development costs	Others[1]	Total
	(In millions of won)
Beginning net book amount	￦	633,170	92,188	223,188	35,084	983,630
Changes during 2013
Additions		—	13,187	190,271	98,038	301,496
Business combinations		2,905	—	—	684	3,589
Disposals		—	(17,288)	—	—	(17,288)
Impairment		—	—	—	(183)	(183)
Amortization		—	(14,227)	(136,534)	(5,515)	(156,276)
Other		(3,764)	—	5	(806)	(4,565)

Ending net book amount		632,311	73,860	276,930	127,302	1,110,403

Acquisition cost		632,311	164,125	595,943	161,329	1,553,708
Accumulated amortization and impairment		—	(90,265)	(319,013)	(16,813)	(426,091)
Government grants		—	—	—	(17,214)	(17,214)

	￦	632,311	73,860	276,930	127,302	1,110,403

[1]	Others include software and club memberships.

(2) Amortization of ￦3,106 million (2013: ￦501 million and 2012: ￦54 million - unaudited) is included in the cost of sales and ￦171,169 million (2013: ￦155,775 million and 2012: ￦145,644 million - unaudited) in selling and administrative expenses in the statements of comprehensive income for the year ended December 31, 2014.

(3) Among costs associated with development activities, ￦181,287 million (2013: ￦190,271 million and 2012: ￦130,576 million unaudited) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2014. In addition, costs associated with research activities and other development expenditures that did not meet the criteria and amounted to ￦1,409,530 million (2013: ￦968,804 million and 2012: ￦975,057 million unaudited) were recognized as expenses for the year ended December 31, 2014.

(4) Goodwill impairment tests

Goodwill impairment tests are undertaken annually. As the Group has only one CGU, goodwill was allocated to one CGU. Recoverable amount of the CGU was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2014. No impairment loss of goodwill was recognized since the recoverable amount is higher than carrying value of the CGU as of December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

17.    Investment Property

Changes in investment property during the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning net book amount	￦	28,609	29,888
Changes for the year
Depreciation		(1,239)	(1,279)
Transfer[1]		1,086	—

Ending net book amount		28,456	28,609

Acquisition cost		50,839	48,390
Accumulated depreciation		(22,383)	(19,781)

	￦	28,456	28,609

[1]	Transfer from property, plant and equipment.

The depreciation expense of ￦1,239 million was charged to cost of sales for the year ended December 31, 2014 (2013: ￦1,279 million and 2012: ￦1,280 million unaudited).

Rental income from investment property during the year ended December 31, 2014 was ￦4,534 million (2013: ￦4,283 million and 2012: ￦4,666 million unaudited).

18.    Borrowings

(1) Details of borrowings as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Current
Short-term borrowings	￦	734,165	137,979
Current installments of debentures		200,000	—
Current installments of long-term borrowings		820,855	732,341

		1,755,020	870,320

Non-current
Debentures		1,156,967	1,450,777
Convertible bonds		—	498,935
Long-term borrowings		1,262,772	1,730,183

		2,419,739	3,679,895

	￦	4,174,759	4,550,215

(2) Details of short-term borrowings as of December 31, 2014 and 2013 are as follows:

	Financial Institutions	Annual interest rate in 2014 (%)	2014		2013
			(In millions of won)
Import finance	Woori Bank	0.58	￦	22,060	10,610
Borrowings on trade receivables collateral	NH NongHyup Bank and others	3M LIBOR + 0.47 ~ 0.55		220,663	—
Refinancing and others	China Construction Bank and others	1.23 ~ 3.20		491,442	127,369

			￦	734,165	137,979

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

18.    Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2014 and 2013 are as follows:

	Financial institutions	Annual interest rate in 2014 (%)	2014		2013
			(In millions of won)
Local currency borrowings:
Borrowing for housing	Kookmin Bank	3.5	￦	10	24
Borrowings for childcare facilities	NongHyup Bank	2		185	246
Funds for equipment	Korea Finance Corporation	Industrial financial debentures (4 years)[2] + 1.31		250,000	250,000
Funds for equipment	Korea Exchange Bank	CD (91days)[3] +1.31		50,000	50,000
Commercial paper	Korea Exchange Bank	3.9		200,000	370,000
Finance lease liabilities	ME Semiconductor Rental First L.L.C.	5		147,870	212,442

				648,065	882,712
Foreign currency borrowings:
General borrowings	Export-Import Bank of Korea	3M LIBOR[4] + 3.15		274,800	105,530
General borrowings[1]	Standard Chartered Bank Korea Ltd.	3M LIBOR[4] + 3.00		12,366	86,271
General borrowings	Hana Bank	—		—	23,744
General borrowings	Korea Development Bank	Exchange equalization fund rate[5] + 0.60		109,920	316,590
General borrowings	Comerica Bank	—		—	32,954
General borrowings	NongHyup Bank and others	Exchange equalization fund rate[5] + 0.63		175,872	—
General borrowings	NongHyup Bank and others	3M LIBOR[4] + 3.19 ~ 3.79		274,800	263,825
General borrowings	Agricultural Bank of China and other	3M LIBOR[4] + 2.65		182,841	280,212
Syndicated loans	Development Bank of China and others	3M LIBOR[4] + 2.95		209,348	298,787
Funds for equipment	Standard Chartered Bank Korea Ltd.	3M LIBOR[4] + 3.45		118,653	—
Mortgage loans	HITECH	7.16		18,162	96,236
Finance lease liabilities	HITECH and others	4.70 ~ 7.16		59,415	81,615

				1,436,177	1,585,764

				2,084,242	2,468,476

Less: Discount on present value				(615)	(5,952)
Current maturities				(820,855)	(732,341)

			￦	1,262,772	1,730,183

[1]	The Group entered into interest swap contracts with Standard Chartered Bank Korea Ltd for the interest on the foreign currency loans.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

18.    Borrowings,  continued

[2]	As of December 31, 2014, industrial financial debentures (4 years) rate is 3.05%.

[3]	As of December 31, 2014, CD (91 days) rate is 2.13%.

[4]	As of December 31, 2014, 3M LIBOR rate is 0.2552%.

[5]	As of December 31, 2014, exchange equalization fund rate is 0.78%.

(4) Details of debentures as of December 31, 2014 and 2013 are as follows:

	Maturity date	Annual interest rate in 2014 (%)	2014		2013
			(In millions of won)
Unsecured notes in local currency:
210th	Jan. 14, 2015	6.35	￦	200,000	200,000
211th	May 6, 2016	6.20		400,000	400,000
212th	May 30, 2019	5.35		450,000	550,000
213th	Sep. 4, 2017	3.72		200,000	200,000

Secured notes in foreign currency
Foreign 8th1	Jun. 20, 2017	3M Libor + 2.85		109,920	105,530

				1,359,920	1,455,530
Less: Discounts on debentures				(2,953)	(4,753)
Current portion				(200,000)	—

			￦	1,156,967	1,450,777

[1]	The Group is provided with USD100 million of payment guarantee from Shinhan Bank as of December 31, 2014.

(5) Details of convertible bonds as of December 31, 2014 and 2013 are as follows:

	Maturity date	Annual interest rate in 2014 (%)	2014		2013
			(In millions of won)
Convertible bond in foreign currency:
Foreign 7th1	May 14, 2015	—	￦	—	527,650

				—	527,650
Less: Conversion rights adjustment				—	(26,434)
Discount on bonds				—	(2,281)

			￦	—	498,935

[1]	The entire convertible bond was converted or repaid during the year ended December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

18.    Borrowings,  continued

(6) Finance lease liability

Lease liabilities are effectively secured as the rights to the leased asset belong to the lessor.

Details of future minimum lease payments to the lessor as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Total minimum lease payment
No later than 1 year	￦	106,318	103,077
Between 1 and 5 years		116,277	216,391

		222,595	319,468

Discount on present value		(16,346)	(25,410)
Net minimum lease payment
No later than 1 year		97,567	90,139
Between 1 and 5 years		108,682	203,919

	￦	206,249	294,058

(7) Details of book value and fair value of non-current borrowings as of December 31, 2014 and 2013 are as follows:

	2014			2013
	Book value		Fair value	Book value	Fair value
	(In millions of won)
Long-term borrowings	￦	1,262,772	1,271,718	1,730,183	1,759,397
Debentures		1,156,967	1,217,236	1,450,777	1,501,810
Convertible bond		—	—	498,935	653,653

	￦	2,419,739	2,488,954	3,679,895	3,914,860

19.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Current
Advance receipts	￦	2,682	2,616
Unearned income		322	2,403
Withholdings		67,174	21,180
Deposits received		858	531
Others		163	110

		71,199	26,840

Non-current
Long-term advance receipts		—	155
Long-term withholdings		—	935
Other long-term employee benefits		59,464	51,280

		59,464	52,370

	￦	130,663	79,210

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

20.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Beginning balance		Increase	Utilization	Reversal	Ending balance
	(In millions of won)
Warranty	￦	13,914	10,862	(17,890)	—	6,886
Sales returns		12,564	51,148	(49,066)	—	14,646
Legal claims		26,106	—	(21,031)	(675)	4,400

	￦	52,584	62,010	(87,987)	(675)	25,932

	2013
	Beginning balance		Increase	Utilization	Reversal	Other[1]	Ending balance
	(In millions of won)
Warranty	￦	2,949	13,656	(2,691)	—	—	13,914
Sales returns		5,305	12,564	(5,305)	—	—	12,564
Legal claims		322,361	58,959	(158,762)	(211,152)	14,700	26,106

	￦	330,615	85,179	(166,758)	(211,152)	14,700	52,584

[1]	Others include foreign exchange rate differences.

(2)    Provisions for warranty

The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

(3)    Provisions for sales returns

The Group estimates the expected sales returns based on historical results and adjusts sales and cost of sales, respectively. Accordingly, related gross profit and estimated expenses related to the return (such as transportation costs) are recorded as provisions for sales returns.

(4)    Provisions for legal claims

The Group recognizes provisions for legal claims when the Group has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and the amount can be reliably estimated.

21.    Defined Benefit Liabilities

(1) Details of defined benefit liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Present value of defined benefit obligations	￦	887,277	656,080
Fair value of plan assets		(421,927)	(20,340)

	￦	465,350	635,740

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

21.    Defined Benefit Liabilities,  continued

(2) Principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	2014	2013
Discount rate for defined benefit obligations[1]	3.19% ~ 4.50%	1.11% ~ 5.85%
Expected rate of salary increase	4.92% ~ 5.81%	4.92% ~ 6.18%

[1]

As of December 31, 2014, discount rate of 3.19% was applied for SK hystec Inc., which comprises 0.8% of total defined benefit liabilities, and 4.50% was applied for the others in defined benefit liabilities. As of December 31, 2013, 1.11% of discount rate was applied for SKHYJ, which comprises 0.2% of total defined benefit liabilities, and 4.26% to 5.85% was applied for the others.

(3) Weighted average durations of defined benefit obligations as of December 31, 2014 and 2013 are 12.67 and 13.07 years, respectively.

(4) Changes in defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	656,080	592,171
Current service cost		109,403	98,095
Interest cost		35,442	28,079
Benefits paid		(35,529)	(46,538)
Remeasurements:
Demographic assumption		7	—
Financial assumption		119,206	(18,324)
Adjustment based on experience		262	2,559
Business combinations and disposal of a subsidiary		1,711	—
Transfer from associates		552	344
Others		143	(306)

Ending balance	￦	887,277	656,080

(5) Changes in plan assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Beginning balance	￦	20,340	17,075
Interest income		1,413	679
Contributions		402,894	4,131
Benefits paid		(1,385)	(1,367)
Remeasurements		(399)	(178)
Business combinations and disposal of a subsidiary		(1,133)	—
Others		197	—

Ending balance	￦	421,927	20,340

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

21.    Defined Benefit Liabilities,  continued

(6) The amounts recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Current service cost	￦	109,403	98,095	81,034
Net interest expense		34,029	27,400	26,696

	￦	143,432	125,495	107,730

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Cost of sales (manufacturing costs)	￦	82,922	73,950	68,462
Selling and administrative expenses		60,510	51,545	39,268

	￦	143,432	125,495	107,730

(8) Details of plan assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Deposits	￦	420,300	18,485
Other		1,627	1,855

	￦	421,927	20,340

Actual return on plan assets for the year ended December 31, 2014 amounted to ￦1,014 million (2013: ￦492 million and 2012: ￦274 million - unaudited).

(9) As of December 31, 2014, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies.

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2014 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦	(100,702)	119,599
Expected rate of salary increase (if changed by 1%)		120,284	(103,002)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

22.    Deferred Income Tax

(1) Changes in deferred taxes for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
At January 1	￦	198,570	378,366
Recorded in profit or loss		69,176	(180,928)
Tax charge relating to components of other comprehensive income		—	311
Exchange differences		893	821

At December 31	￦	268,639	198,570

(2) Changes in deferred income tax assets and liabilities for the years ended December 31, 2014 and 2013 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2014
	January 1, 2014		Profit or loss	Other comprehensive income	Currency translation differences	December 31, 2014
	(In millions of won)
Deferred tax liabilities:
Advanced depreciation provision	￦	(55,666)	—	—	—	(55,666)
Valuation of derivatives		(5,452)	5,244	—	—	(208)
Gains on foreign currency translation		(2,597)	261	—	11	(2,325)
Conversion rights adjustment		(6,827)	6,827	—	—	—
Plan assets		(725)	(96,177)	—	—	(96,902)
Others		(13,897)	(2,996)	—	(74)	(16,967)

		(85,164)	(86,841)	—	(63)	(172,068)

Deferred tax assets:
Loss on valuation of inventories		18,876	(873)	—	(2)	18,001
Valuation of equity-method investments		216,334	35,920	—	(1,572)	250,682
Accumulated depreciation		92,829	(41,917)	—	776	51,688
Net defined benefits		137,578	49,091	—	(42)	186,627
Deemed investments and others		162,390	(395)	—	—	161,995
Provisions and others		5,816	(4,750)	—	—	1,066
Impairment of available-for-sale financial assets		40,134	(2,896)	—	—	37,238
Losses on foreign currency translation		2,546	(24)	—	—	2,522
Property, plant and equipment		15,217	(11,836)	—	—	3,381
Losses on valuation of derivative		31,367	(30,981)	—	—	386
Tax loss carryforwards		72,736	(50,412)	—	1,257	23,581
Tax credit carryforwards		642,121	(76,048)	—	131	566,204
Others		209,967	30,701	—	5,938	246,606

		1,647,911	(104,420)	—	6,486	1,549,977

Deferred tax assets, net		1,562,747	(191,261)	—	6,423	1,377,909
Deferred tax assets not recognized		(1,364,177)	260,437	—	(5,530)	(1,109,270)

Deferred tax assets recognized	￦	198,570	69,176	—	893	268,639

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

22.    Deferred Income Tax,  continued

	2013
	January 1, 2013		Profit or loss	Other comprehensive income	Currency translation differences	December 31, 2013
	(In millions of won)
Deferred tax liabilities:
Advanced depreciation provision	￦	(55,666)	—	—	—	(55,666)
Valuation of derivatives		(5,356)	(96)	—	—	(5,452)
Gains on foreign currency translation		(30,398)	27,801	—	—	(2,597)
Conversion rights adjustment		(14,944)	8,117	—	—	(6,827)
Others		(19,676)	4,720	311	23	(14,622)

		(126,040)	40,542	311	23	(85,164)

Deferred tax assets:
Loss on valuation of inventories		27,804	(8,915)	—	(13)	18,876
Valuation of equity-method investments		322,919	(111,402)	—	4,817	216,334
Accumulated depreciation		98,499	(6,214)	—	544	92,829
Net defined benefits		107,219	30,414	—	(55)	137,578
Deemed investments and others		162,507	(117)	—	—	162,390
Provisions and others		104,468	(98,652)	—	—	5,816
Impairment of available-for-sale financial assets		36,964	3,170	—	—	40,134
Losses on foreign currency translation		29,906	(27,360)	—	—	2,546
Property, plant and equipment		24,439	(9,222)	—	—	15,217
Losses on valuation of derivative		9,182	22,185	—	—	31,367
Tax loss carryforwards		612,111	(538,748)	—	(627)	72,736
Tax credit carryforwards		658,899	(16,732)	—	(46)	642,121
Others		230,455	(18,423)	—	(2,065)	209,967

		2,425,372	(780,016)	—	2,555	1,647,911

Deferred tax assets, net		2,299,332	(739,474)	311	2,578	1,562,747
Deferred tax assets not recognized		(1,920,966)	558,546	—	(1,757)	(1,364,177)

Deferred tax assets recognized	￦	378,366	(180,928)	311	821	198,570

(3) Deferred tax assets are recognized for deductible temporary differences, tax loss carryforwards and tax credit carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

As of December 31, 2014 and 2013 the Group recognized the entire deferred tax assets for tax loss carryforwards which are deductible from future taxable income.

In addition, the Group did not recognize deferred tax assets of ￦722,182 million (2013: ￦799,182 million) associated with deductible temporary differences amounting to ￦2,984,230 million (2013: ￦3,302,398 million).

For the year ended December 31, 2014, ￦148,052 million (2013: ￦108,433) of tax credit incurred which can be utilized in the future period. The unused tax credit and others that were not recognized as deferred tax assets amounted to ￦387,088 million (2013: ￦564,995 million) as of December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

22.    Deferred Income Tax,  continued

(4) Expiration schedule of tax loss carryforwards and tax credit carryforwards as of December 31, 2014 is as follows:

	Tax loss carryforwards		Tax credit carryforwards
	(In millions of won)
2015	￦	—	22,231
2016		—	140,030
2017		—	144,840
2018		—	107,851
Thereafter		62,878	151,252

	￦	62,878	566,204

23.    Derivative Financial Instruments

(1) The Group has managed financial risk including interest rate risk and foreign exchange risk through interest rate swaps and other derivative instruments. In addition, the Group bifurcated convertible options and separately accounted for them as derivative instruments which were embedded in the foreign-currency convertible bond. These convertible options were measured at fair value and changes in therein were recognized in profit or loss.

(2) Details of derivative financial assets and liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013
	Liabilities		Assets	Liabilities
	(In millions of won)
Current
Interest rates swap	￦	30	—	2,194

		30	—	2,194

Non-current
Interest rates swap		708	272	245
Embedded derivative instruments		—	—	106,849

		708	272	107,094

	￦	738	272	109,288

(3) Details of gains and losses from derivative instruments for the years ended December 31, 2014, 2013 and 2012 are follows:

	2014
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	215	980	2,955	237
Embedded derivative instruments		—	171,016	—	2,691

	￦	215	171,996	2,955	2,928

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

23.    Derivative Financial Instruments,  continued

	2013
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Foreign currency forward contract	￦	—	—	3,630	5,308
Interest rates swap		2,507	—	26	1,242
Embedded derivative instruments		—	93,085	—	—

	￦	2,507	93,085	3,656	6,550

	2012 (Unaudited)
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Foreign currency forward contract	￦	—	—	913	4,924
Interest and principal swap		—	—	1,450	4,030
Interest rates swap		1,359	613	675	1,858
Embedded derivative instruments		—	7,305	12	—

	￦	1,359	7,918	3,050	10,812

24.    Capital Stock, Capital Surplus and Other Equity

(1) Details of capital stock, capital surplus and other equity as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won, thousands of shares)
Authorized shares		9,000,000	9,000,000
Issued shares[1]		731,530	713,729

Capital stock:
Common stock	￦	3,657,652	3,568,645
Capital surplus:
Additional paid in capital		3,625,797	2,888,144
Consideration for conversion rights		42,928	42,928
Others		475,011	475,011

		4,143,736	3,406,083
Other equity
Acquisition cost of treasury shares	￦	(24)	—
Number of treasury shares		1	—

[1]	As of December 31, 2014, the number of outstanding shares is 728,002 thousand shares, which differs from total issued shares due to the result of stock retirement.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

24.    Capital Stock, Capital Surplus and Other Equity,  continued

(2) Issue of ordinary shares related to the acquisition of a subsidiary and exercise of conversion rights resulted in increase in both capital stock and capital surplus during the year ended December 31, 2014. Changes in number of outstanding shares as of December 31, 2014 and December 31, 2013 are as follows:

	2014	2013
	(In thousands of shares)
Beginning	710,201	694,156
Issue of ordinary shares related to the acquisition of a subsidiary	1,358	—
Exercise of conversion rights	16,443	16,045

Ending	728,002	710,201

25.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Available-for-sale financial assets — unrealized net change in fair value	￦	—	7,824
Equity-accounted investees — share of other comprehensive loss		(4,631)	(8,337)
Foreign operations — foreign currency translation differences		(37,184)	(108,294)

	￦	(41,815)	(108,807)

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Beginning		Change	Reclassification to profit or loss	Ending
	(In millions of won)
Available-for-sale financial assets — unrealized net change in fair value	￦	7,824	(7,824)	—	—
Equity-accounted investees — share of other comprehensive loss		(8,337)	3,706	—	(4,631)
Foreign operations — foreign currency translation differences		(108,294)	71,110	—	(37,184)

	￦	(108,807)	66,992	—	(41,815)

	2013
	Beginning		Change	Reclassification to profit or loss	Ending
	(In millions of won)
Available-for-sale financial assets — unrealized net change in fair value	￦	8,479	(655)	—	7,824
Equity-accounted investees — share of other comprehensive loss		(7,111)	(1,226)	—	(8,337)
Foreign operations — foreign currency translation differences		(116,770)	8,476	—	(108,294)

	￦	(115,402)	6,595	—	(108,807)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

26.    Retained Earnings

(1) Retained earnings as of December 31, 2014 and 2013 are as follows:

	2014		2013
	(In millions of won)
Legal reserve[1]	￦	8,854	8,854
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		10,032,544	5,956,962

	￦	10,276,904	6,201,322

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate for each financial year, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is a reserve for technology development.

(2) Dividends of the Parent Company for the years ended December 31, 2014, 2013 and 2012 are as follows:

(a) Details of dividends for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012 (Unaudited)
	(In millions of won and In thousands of shares)
Type of dividends	Cash Dividends	—	—
Outstanding ordinary shares	￦728,002	710,201	694,156
Par value (in won)	5,000	5,000	5,000
Dividend rate	6%	—	—

Total dividends	￦218,401	—	—

(b) Dividend payout ratio for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Dividends	￦	218,401	—	—
Profit (loss) attributable to owners of the Parent Company		4,195,456	2,872,470	(158,886)

Dividend payout ratio		5.21%	—	—

(c) Dividend yield ratio for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013	2012 (Unaudited)
	(In won)
Dividends per share	￦	300	—	—
Closing price		47,750	36,800	25,750

Dividend yield ratio		0.63%	—	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

27.    Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013[1]	2012[1] (Unaudited)
	(In millions of won)
Salaries	￦	351,318	265,137	211,210
Defined benefit plan related expenses		22,801	19,132	16,702
Employee benefits		60,277	60,459	57,502
Commission expense		211,111	158,107	161,783
Depreciation		58,608	51,240	55,602
Amortization		169,844	155,313	145,154
Research and development		1,409,530	968,804	975,057
Freight and custody charge		37,453	33,201	13,812
Legal cost		7,210	11,374	34,204
Rental expense		11,521	14,650	15,257
Taxes and dues		15,145	17,912	10,231
Training expense		42,737	26,863	15,660
Sales promotional expenses		31,018	28,414	22,788
Utility expense		5,673	10,804	10,924
Supplies		42,737	26,863	16,859
Repair expense		9,994	19,890	11,649
Other		67,398	52,567	64,176

	￦	2,554,375	1,920,730	1,838,570

[1]	Expenses for the years ended December 31, 2013 and 2012 are reclassified to conform with the classification for the year ended December 31, 2014.

28.    Expenses by Nature

Nature of expenses for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013[2]	2012[2] (Unaudited)
	(In millions of won)
Changes in finished goods and work-in-process	￦	(216,403)	292,330	(332,250)
Raw materials and consumables		2,595,972	2,328,140	2,677,328
Employee benefit expenses		2,429,533	1,969,650	1,551,700
Depreciation and amortization		3,439,078	2,956,040	3,193,513
Royalty expense		167,167	14,597	167,352
Commission expense		723,946	445,231	371,975
Utilities expense		616,422	552,413	496,753
Repair expense		1,032,816	1,031,023	911,792
Outsourcing expense		1,018,075	952,457	1,015,512
Other		209,494	243,436	335,884

Total[1]	￦	12,016,100	10,785,317	10,389,559

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

[2]	Expenses for the years ended December 31, 2013 and 2012 were reclassified to conform with the classification for the year ended December 31, 2014.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

29.    Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Finance income:
Interest income	￦	52,122	66,410	80,154
Dividend income		1,233	2,381	216
Gain on disposal of financial assets		38,547	205	5,944
Foreign exchange differences		576,577	485,411	598,986
Gain from derivative instruments		3,170	6,163	4,409
Gain on valuation of financial assets at fair value through profit or loss		6,921	—	—

		678,570	560,570	689,709

Finance expenses:
Interest expenses		170,363	256,623	317,926
Loss on disposal of financial assets		3,500	—	—
Foreign exchange differences		448,060	391,071	335,468
Loss on redemption of debentures		2,924	—	10,470
Loss from derivative instruments		174,924	99,635	18,730

		799,771	747,329	682,594

Net finance income (expense)	￦	(121,201)	(186,759)	7,115

30.    Other Income and Expenses

Other income for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Rental income	￦	—	—	17,425
Gain on disposal of assets held-for-sale		—	—	18
Gain on disposal of property, plant and equipment		5,611	9,560	3,231
Gain on disposal of intangible assets		—	191	298
Insurance compensation[1]		587,429	327,659	—
Other		25,644	31,103	46,158

	￦	618,684	368,513	67,130

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

30.    Other Income and Expenses,  continued

Other expenses for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	11,522	7,952	1,369
Loss on disposal of intangible assets		9,522	17,278	5,672
Donation		16,111	3,222	2,614
Loss on disposal of trade receivables		3,756	3,317	1,031
Loss on impairment of property, plant and equipment		25,397	—	—
Loss on impairment of intangible assets		529	183	265
Amortization of suspended assets		4,902	3,254	10,041
Casualty losses[1]		123,957	450,752	—
Other[2]		386,728	19,912	41,918

	￦	582,424	505,870	62,910

[1]

For the year ended December 31, 2014, the Group recognized casualty losses of ￦123,957 million (2013: ￦450,752 million) caused by a fire in the manufacturing facilities located in Wuxi, China, which includes impairment losses on property, plant and equipment, impairment losses on inventories, depreciation of temporarily idle property, plant and equipment and others. In 2014, the Group and insurance companies reached an agreement about the insurance compensation amounting to USD560 million (￦587,429 million), which was recognized as other income (2013: ￦327,659 million).

[2]	Expenses related to settlement of trade secret lawsuit alleged by Toshiba Corporation amounting to USD 278 million (￦306,161 million equivalent) during 2014 are included (Note 34 (1)).

31.    Income Tax Expense

(1) Income tax expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	922,228	22,728	29,555
Adjustments in respect of prior years		(551)	(1,588)	(657)

		921,677	21,140	28,898

Deferred tax:
Origination and reversal of temporary differences		(69,176)	180,928	(69,404)

		(69,176)	180,928	(69,404)

Income tax expense	￦	852,501	202,068	(40,506)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

31.    Income Tax Expense,  continued

(2) The relationship between tax expense and accounting profit for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Profit (loss) before tax	￦	5,047,670	3,074,925	(199,301)
Tax calculated at domestic tax rates applicable to profits in the respective countries		1,181,621	744,847	(89,590)
Tax effects of:
Tax-exempt income		(13)	76	(469)
Non-deductible expenses		71,531	13,545	4,123
Tax credit		(148,052)	(108,433)	(140,711)
Changes in unrecognized deferred tax assets		(260,437)	(450,113)	183,314
Others		7,851	2,146	2,827

Income tax expense	￦	852,501	202,068	(40,506)

(3) The income taxes recorded directly in equity for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Recognized in other comprehensive income: Gains (loss) on valuation of available-for-sale financial assets	￦	—	311	(330)

(4) The income taxes charged directly to equity as of December 31, 2014, 2013 and 2012 are as follows:

	2014				2013			2012 (Unaudited)
	Before Tax		Tax Charge	After Tax	Before Tax	Tax Charge	After Tax	Before Tax	Tax Charge	After Tax
	(In millions of won)
Gain on valuation of available-for-sale financial assets	￦	—	—	—	11,447	(3,623)	7,824	11,791	(3,312)	8,479
Remeasurements of the net defined benefit liability		(305,551)	—	(305,551)	(185,677)	—	(185,677)	(202,090)	—	(202,090)

	￦	(305,551)	—	(305,551)	(174,230)	(3,623)	(177,853)	(190,299)	(3,312)	(193,611)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

32.    Earnings (Loss) Per Share

(1) Basic earnings (loss) per share for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won, except for shares and per share amounts)
Profit (loss) attributable to ordinary shareholders	￦	4,195,456	2,872,470	(158,886)
Weighted average number of outstanding ordinary shares[1]		718,197,377	710,200,891	681,854,577

Basic earnings (loss) per share	￦	5,842	4,045	(233)

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2014	2013	2012 (Unaudited)
	(In shares)
Outstanding ordinary shares	710,200,891	694,155,767	592,171,582
Exercise of conversion rights	7,051,443	16,045,124	10,385
Exercise of stock options	—	—	66,872
Issue of ordinary shares	—	—	89,605,738
Issue of ordinary shares related to the acquisition of a subsidiary	945,393	—	—
Acquisition of treasury shares	(350)	—	—

Weighted average number of outstanding ordinary shares	718,197,377	710,200,891	681,854,577

(2) Diluted earnings (loss) per share for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won, except for shares and per share amounts)
Profit (loss) attributable to ordinary shareholders	￦	4,195,456	2,872,470	(158,886)
Add : Convertible bond related benefits		—	—	(438)

Adjusted profit attributable to ordinary shares		4,195,456	2,872,470	(159,324)
Adjusted weighted average number of ordinary shares outstanding[1]		718,197,377	710,200,891	682,727,787

Diluted earnings (loss) per share	￦	5,842	4,045	(233)

[1]	Adjusted weighted average number of ordinary shares outstanding is calculated as follows:

	2014	2013	2012 (Unaudited)
	(In shares)
Weighted average number of ordinary shares outstanding	718,197,377	710,200,891	681,854,577
Convertible bond	—	—	873,210

Adjusted weighted average number of outstanding ordinary shares outstanding	718,197,377	710,200,891	682,727,787

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

33.    Related Party Transactions

(1) Details of joint venture and other related parties as of December 31, 2014 are as follows:

Type	Name of related parties
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Company, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

(2) Significant transactions for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014
	Company	Operating revenue and others		Operating expense and others	Dividend income	Asset acquisition
		(In millions of won)
Associate	Siliconfile Technologies Inc.[1]	￦	25,109	411	236	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.(HITECH)		1,734	612,890	15,664	—
Other related parties	SK Telecom Co., Ltd.		3,391	7,493	—	2,685
	SK Holdings Co., Ltd.[2]		—	33,273	—	—
	SK C&C Co., Ltd.[3]		70	5,879	—	12,225
	SK Engineering & Construction Co., Ltd.		481	44,928	—	959,985
	SK Energy Co., Ltd.		5,121	44,664	—	—
	SK Networks Co., Ltd.		—	2,777	—	2,772
	Ko-one energy service Co., Ltd.		—	3,074	—	—
	SKC solmics Co., Ltd.		—	28,023	—	718
	Chungcheong energy service Co., Ltd.		—	27,496	—	—
	HAPPYNARAE Co., Ltd.		53	63,398	—	10,187
	Others		427	19,837	—	1,548

		￦	36,386	894,143	15,900	990,120

[1]	Siliconfile Technologies Inc. became a subsidiary through the Parent Company’s additional acquisition of the remaining interest on April 22, 2014.

[2]

The Group entered into a contract with SK Holdings Co., Ltd. under which the Group shall pay royalty for the use of SK brand in proportion to sales amount from March 2012 to December 2014. For the year ended December 31, 2014, royalty paid for the use of the SK brand amounted to ￦28,780 million (2013: ￦18,251 million, 2012: ￦7,860 unaudited).

[3]	SK C&C Co., Ltd. was excluded from related party after April 2014 due to exchange in CEO.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

33.    Related Party Transactions,  continued

	2013
	Company	Operating revenue and others		Operating expense and others	Dividend Income	Asset acquisition
Associate	Siliconfile Technologies Inc.	￦	100,975	1,585	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.(HITECH)		61,368	581,374	15,033	—
Other related parties	SK Telecom Co., Ltd.		954	2,811	—	230
	SK Holdings Co., Ltd.		—	20,583	—	—
	SK C&C Co., Ltd.		150	22,374	—	30,522
	SK Engineering & Construction Co., Ltd.		637	12,056	—	166,423
	SK Energy Co., Ltd.		13,103	28,258	—	—
	SK Networks Co., Ltd.[1]		—	927	—	112,360
	Ko-one energy service Co., Ltd.		—	20,452	—	—
	SKC solmics Co., Ltd.		—	24,041	—	300
	Chungcheong energy service Co., Ltd.		—	28,231	—	—
	HAPPYNARAE Co., Ltd.		62	59,624	—	7,763
	Others		261	9,095	—	332

		￦	177,510	811,411	15,033	317,930

[1]	The Group acquired 5,745 shares of Sky Property Management Ltd. at ￦112,360 million from SK Networks Co., Ltd., a related party during 2013 and recognized them as available-for-sale securities.

	2012 (Unaudited)
	Company	Operating revenue and others		Operating expense and others	Dividend Income	Asset acquisition
Associate	Siliconfile Technologies Inc.	￦	107,132	931	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.(HITECH)		67,662	625,657	11,882	17,168
Other related parties[1]	SK Telecom Co., Ltd.		1,196	812	—	—
	SK Holdings Co., Ltd.		—	7,860	—	—
	SK C&C Co., Ltd.		43	3,240	—	15,825
	SK Engineering & Construction Co., Ltd.		—	—	—	1,817
	Ko-one energy service Co., Ltd.		—	34,286	—	—
	SKC solmics Co., Ltd.		—	8,967	—	387
	Chungcheong energy service Co., Ltd.		—	18,381	—	—
	HAPPYNARAE Co., Ltd.		36	24,271	—	563
	Others		135	4,128	—	1,015

		￦	176,204	728,533	11,882	36,775

[1]	Transactions that occurred after February 14, 2012, the date when SK telecom Co., Ltd. obtained significant influence over the Group.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

33.    Related Party Transactions,  continued

(3) The balances of significant transactions as of December 31, 2014 and December 31, 2013 are as follows:

	2014
	Company	Trade receivables and others		Other payables and others	Borrowings[1]
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.(HITECH)	￦	18,393	113,257	22,552
Other related parties	SK Telecom Co., Ltd.		2,763	2,622	—
	SK Holdings Co., Ltd.		—	3,080	—
	SK Engineering & Construction Co., Ltd.		23	561,004	—
	SK Energy Co., Ltd.		462	5,961	—
	SK Networks Co., Ltd.		—	479	—
	SKC solmics Co., Ltd.		—	9,258	—
	Chungcheong energy service Co., Ltd.		—	3,295	—
	HAPPYNARAE Co., Ltd.		1	14,606	—
	Others		32	14,455	—

		￦	21,674	728,017	22,552

[1]	The Parent Company repaid ￦78,541 million of borrowings from HITECH Semiconductor (Wuxi) Co., Ltd. during the year ended December 31, 2014.

	2013
	Company	Trade receivables and others		Other payables and others	Borrowings
		(In millions of won)
Associate	Siliconfile Technologies Inc.	￦	18,102	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.(HITECH)		11,356	2,828	101,093
Other related parties	SK Telecom Co., Ltd.		—	419	—
	SK Holdings Co., Ltd.		—	2,332	—
	SK C&C Co., Ltd.		11	25,388	—
	SK Engineering & Construction Co., Ltd.		234	82,238	—
	SK Energy Co., Ltd.		76	5,802	—
	SK Networks Co., Ltd.		—	78	—
	SKC solmics Co., Ltd.		—	3,116	—
	Chungcheong energy service Co., Ltd.		—	3,102	—
	HAPPYNARAE Co., Ltd.		22	13,670	—
	Others		—	1,579	—

		￦	29,801	140,552	101,093

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

33.    Related Party Transactions,  continued

(4) Key management compensation

Key management includes directors, members of the board of directors, chief financial officer, subsidiary’s executives and internal auditors. The compensation paid to key management for employee services for the years ended December 31, 2014, 2013 and 2012 are as follows:

Details	2014		2013	2012 (Unaudited)
	(In millions of won)
Salaries	￦	74,599	30,909	23,157
Defined benefit plan related expenses		7,061	4,546	2,859
Others		19	6	1

	￦	81,679	35,461	26,017

34.    Commitments and Contingencies

(1)    Significant pending litigations and claims of the Group as of December 31, 2014 are as follows:

(a)    Lawsuit from Toshiba Corporation (“Toshiba”) and SanDisk Corporation (“SanDisk”)

Toshiba filed a lawsuit against the Parent Company in Tokyo District Court, alleging misappropriation of trade secrets, on March 13, 2014, in which it is seeking damages of JPY 109,151 million (“Toshiba lawsuit”). The Parent Company’s response against the petition was submitted, and oral proceedings began. On December 19, 2014, Toshiba agreed with the Parent Company to withdraw the lawsuit filed against the Parent Company in return for settlement fee amounting to USD278 million (￦306,101 million equivalent). This settlement fee was recorded as other expenses in the Company’s financial statements for the year ended December 31, 2014.

SanDisk filed a lawsuit against the Parent Company and its subsidiaries (SK hynix America Inc. and SK hynix memory solutions Inc.) in Santa Clara Superior Court of the United States of America, alleging misappropriation of trade secrets jointly owned by SanDisk and Toshiba, on March 13, 2014 (“SanDisk lawsuit”). The litigation value of the SanDisk lawsuit has not been determined. Meanwhile, on November 6, 2014, the Parent Company requested transfer of the lawsuit to the United States District Court for California (the federal courts), for which SanDisk filed opposition. A hearing on this case is scheduled in the near future. As of December 31, 2014, above lawsuits are at an early stage and the final outcome of these matters cannot be predicted.

(b)    Lawsuit regarding ordinary wages

On August 1, 2014, some of the Parent Company’s employees filed a lawsuit against the Parent Company to the Suwon District Court, seeking additional payment of overtime allowance in relation to ordinary wages. In this regard, the Parent Company submitted a written response on September 5, 2014, and oral pleading is planned in the near future. As of December 31, 2014, the Group did not recognize any provision as the likelihood of defending this case appears probable. However, the final outcome of this contingency cannot be predicted as of December 31, 2014.

(c)    Other patent infringement claims and litigation

The Group is involved in various alleged patent infringement claims and litigation. No provisions have been made as management believes it not likely an outflow of the Group’s resources will be required to settle these matters. As of December 31, 2014, the final outcome of these matters cannot be determined, but could have a material effect on the Group’s consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

34.    Commitments and Contingencies,  continued

(2)    Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid in a lump sum or running basis in accordance with the respective agreements. Lump-sum royalties are expensed over the contract period using the straight-line method.

(3)    Contract for supply of industrial water

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

(4)    Post-process service contract with HITECH

In 2009, the Group entered into an agreement with HITECH to be provided with post-process service by HITECH. In addition, HITECH entered into agreements to purchase corresponding machinery from the Parent Company and its subsidiary, SKHYMC. According to the contracts, HITECH should use the machinery only for the purpose of providing the post-process service to the Group exclusively until September 2015. In 2011, the Parent Company entered into an additional contract for the purpose of module processing service and HITECH purchased corresponding machinery from the Parent Company. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH.

(5)    Assets provided as collateral

Details of assets provided as collateral as of December 31, 2014 are as follows:

	Book value		Pledged amount	Remark
	(In millions of won)
Land	￦	25,202
Buildings		119,622	1,236,513	Borrowings for equipment and others
Machinery		868,487

	￦	1,013,311	1,236,513

Other than the above assets provided as collateral, the finance lease assets of the Group are pledged as collateral for the finance lease liabilities in accordance with the finance lease contracts.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

34.    Commitments and Contingencies,  continued

(6)    Financing agreements

Details of credit lines with financial institutions as of December 31, 2014 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	Korea Exchange	Import finance including usance	USD	445
	Bank and others	Export finance including bills bought	USD	370
		Comprehensive limit contract for import and export	USD	1,040
SK Hynix Semiconductor (China) Ltd. (SKHYCL)	Agricultural Bank of China and others	Import finance including usance	RMB	1,700
			EUR	21
			USD	1,514
SK Hynix America Inc. (SKHYA) and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	784
Domestic subsidiaries	Korea Exchange Bank	Export finance including bills bought	KRW	5,000
		Guarantee	KRW	2,000
		Foreign currency forward	KRW	1

The Group has entered into trade receivables discounting agreements with several financial institutions. There are outstanding trade receivables discounted corresponding to ￦220,663 million as of December 31, 2014 (as of December 31, 2013: nil). The Group is obliged to redeem discounted receivables to financial institutions in case of the default of the counterparties and accordingly, accounted for the above transactions as collateralized borrowings.

(7)    Details of guarantees provided to others as of December 31, 2014 are as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 27	Guarantees for employees’ borrowings relating to employee stock ownership

(8)    Capital commitments

As of December 31, 2014, the Group has ￦348,802 million (as of December 31, 2013: ￦385,106 million) of commitments in relation to the capital expenditures on fixed assets.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

35.    Cash Generated from Operating Activities

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Profit for the year		￦4,195,169	2,872,857	(158,795)
Adjustment
Income tax expense (benefit)		852,501	202,068	(40,506)
Defined benefit plan related expenses		143,432	125,495	107,730
Depreciation of property, plant and equipment and investment property		3,269,705	2,922,245	3,057,856
Amortization		174,275	156,276	145,698
Loss on foreign currency translation		116,726	24,415	24,597
Interest expense		170,363	256,623	317,926
Gain on foreign currency translation		(79,678)	(94,175)	(211,345)
Interest income		(52,122)	(66,410)	(80,154)
Loss on derivative instruments, net		171,754	93,473	14,321
Gain on equity method investments, net		(12,506)	(19,256)	(16,713)
Others, net		13,072	116,735	22,050
Changes in operating assets and liabilities
Increase in trade receivables		(1,628,665)	(278,141)	(322,127)
Decrease (increase) in loans and other receivables		(579,225)	(249,778)	69,539
Decrease (increase) in inventories		(314,547)	333,179	(335,580)
Increase (decrease) in trade payables		69,290	113,552	(374)
Increase (decrease) in other payables		(105,971)	74,666	(56,749)
Increase in other non-trade payables		498,152	309,974	26,604
Increase (decrease) in provisions		(26,793)	(127,052)	1,446
Payment of defined benefit liabilities		(34,144)	(45,171)	(69,161)
Contribution to plan assets		(402,894)	(4,113)	(5,994)
Others, net		(132,665)	(195,909)	(69,375)

Cash generated from operating activities	￦	6,305,229	6,521,553	2,420,894

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013	2012 (Unaudited)
	(In millions of won)
Other payables related to acquisition of property, plant and equipment	￦	588,435	190,667	(78,585)
Issue of ordinary shares related to the acquisition of a subsidiary		54,070	—	—
Exercise of conversion rights		772,590	432,434	266
Transferred to non-current convertible bond due to expiration of early redemption rights		—	486,569	—
Acquisition of property, plant and equipment subject to finance lease agreements		—	—	216,682

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

36.    Business Combination

(1) In April 2014, the Parent Company acquired all remaining interest in Siliconfile Technologies Inc., which is CMOS image sensor developer, located in Korea, in exchange for the Parent Company’s newly issued ordinary shares and obtained control over Siliconfile Technologies Inc. The fair value of the identifiable net assets acquired at acquisition date was ￦42,432 million and the excess of the consideration transferred amounting to ￦75,028 million over the identifiable net assets acquired was accounted for as goodwill.

The following table summarizes the consideration transferred for Siliconfile Technologies Inc., the fair value of assets acquired and liabilities assumed at the acquisition date:

	Amount
	(In millions of won)
Consideration	￦	75,028
Recognized amounts of identifiable assets acquired and liabilities assumed[1]
Cash and cash equivalents		14,872
Other current assets		30,179
Non-current assets		25,052
Current liabilities		20,588
Non-current liabilities		7,083

Fair value of net identifiable assets	￦	42,432

Goodwill		32,596

[1]	Assets acquired and liabilities assumed were measured at their fair values.

The revenue of Siliconfile Technologies Inc. included in the consolidated statement of comprehensive income after acquisition date was ￦71,014 million. Siliconfile Technologies Inc. also contributed a profit of ￦3,239 million over the same year.

(2) In June 2014, the Parent Company acquired Softeq Flash Solutions LLC., which is NAND solution developer, located in Belarus, for ￦10,236 million. The fair value of the identifiable net asset acquired was ￦1,546 million and the excess of the consideration transferred over the identifiable net assets acquired was recognized as goodwill.

(3) In September 2014, the Group acquired PCle card operation division of Violin Memory, Inc., which is memory solution developer, located in United states, for USD23 million. The fair value of the identifiable net asset acquired was USD3 million and the excess of the consideration transferred over the identifiable net assets acquired was recognized as goodwill.

(4) In August 2012, the Group acquired 100% of the share capital of SK hynix memory solutions Inc. (SKHMS) (formerly, Link_A_Media Devices Corporation (“LAMD”)), which is a Nand Flash controller developer, located in United States for ￦282,293 million and obtained control over SKHMS.

The goodwill amounting to ￦261,047 million arising from the acquisition is attributable to the synergy benefits from reduction of R&D expenses and expected increase in sales as a result of acquisition of SKHMS.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2013 and 2012

36.    Business Combination,  continued

The following table summarizes the consideration paid for SKHMS, the fair value of assets acquired and liabilities assumed at the acquisition date:

	Amount
	(In millions of won)
Consideration	￦	282,293

Recognized amounts of identifiable assets acquired and liabilities assumed[1]
Current assets
Cash and cash equivalents		4,542
Trade receivables[2]		650
Inventories		14
Other current assets		822
Non-current assets
Property, plant and equipment		1,621
Intangible assets		24,105
Other non-current assets		83
Current liabilities
Trade payables		6,574
Other current liabilities		3,627
Non-current liabilities		390

Fair value of net identifiable assets	￦	21,246

Goodwill		261,047

[1]	Assets acquired and liabilities assumed were measured at their fair values.

[2]	The trade receivables comprise gross contractual amounts due of ￦650 million and none of these is expected to be uncollectible.

The acquisition-related costs amounting to ￦5,669 million were all expensed for the year ended December 31, 2012.

The revenue of SKHMS included in the consolidated statement of comprehensive income after acquisition date was ￦4,289 million. SKHMS also contributed a net loss of ￦5,802 million over the same period.

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

SK TELECOM CO., LTD. (Registrant)

/s/ Yong Hwan Lee
Name:	Yong Hwan Lee
Title:	Chief Financial Officer

Date: April 30, 2015