Form 20-F
period 2015-12-31
SK TELECOM CO LTD
filed 2016-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

70,609,160 shares of common stock, par value ￦500 per share (not including 10,136,551 shares of common stock held by the company as treasury shares)

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

All references to “MHz” contained in this annual report shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to “GHz” shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to “Mbps” shall mean one million bits per second and all references to “Gbps” shall mean one billion bits per second. All references to “GB” shall mean gigabytes, which is one billion bytes. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

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

Subscriber information for the wireless and fixed-line telecommunications industry set forth in this annual report are derived from information published by the MSIP unless expressly stated otherwise.

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014, and 2013 included in this annual report.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission (the “SEC”), which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “project” and similar expressions, or that certain events, actions or results “may,” “might,” “should” or “could” occur, be taken or be achieved.

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•

our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of long-term evolution (“LTE”) technology, long-term evolution advanced (“LTE-A”) technology and the next-generation wireless technology, which we call “5G” technology;

•

our plans for capital expenditures in 2016 for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our platform business portfolio and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth engines, as well as initiatives related to our ongoing businesses in the ordinary course;

•

our efforts to make significant investments to build, develop and broaden our businesses, including developing our three next-generation growth platforms, Internet of Things (“IoT”) solutions, lifestyle enhancement and advanced media;

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

•

our ability to effectively manage our bandwidth and to timely and efficiently implement new bandwidth-efficient technologies and our intention to participate in, and acquire additional bandwidth pursuant to, frequency bandwidth auctions held by the MSIP;

•

our expectations and estimates related to interconnection fees, rates charged by our competitors, regulatory fees, operating costs and expenditures, working capital requirements, principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases, and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments;

•	our ability to successfully manage our acquisition in 2012 of a stake in SK hynix Inc. (known as Hynix Semiconductor Inc. at the time of such acquisition, “SK Hynix”), a memory-chip maker;

•

our ability to successfully complete the acquisition of a stake in CJ HelloVision Co., Ltd. (“CJ HelloVision”), a fixed-line cable TV broadcast service provider, and integrate CJ HelloVision’s business with that of SK Broadband Co., Ltd. (“SK Broadband”);

•	our ability to successfully attract and retain subscribers; and

•

the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers and results of operations.

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

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

	Year Ended December 31,
	2015		2014		2013		2012		2011
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	17,167.6	￦	17,220.3	￦	16,677.0	￦	16,343.3	￦	15,852.8
Revenue		17,136.7		17,163.8		16,602.1		16,141.4		15,803.2
Other income		30.9		56.5		74.9		201.9		49.6
Operating Expense		15,672.2		15,612.4		15,098.6		14,605.6		13,690.1
Operating Income		1,495.4		1,607.8		1,578.4		1,737.6		2,162.7
Profit before Income Tax		2,035.4		2,253.8		1,827.1		1,519.4		2,212.3
Profit from Continuing Operations		1,515.9		1,799.3		1,426.3		1,231.2		1,610.3
Profit (Loss) from Discontinued Operation, net of income taxes		—		—		183.2		(115.5)		(28.3)
Profit for the Year		1,515.9		1,799.3		1,609.5		1,115.7		1,582.1
Basic Earnings per Share(1)		20,988		25,154		23,211		16,525		22,848
Diluted Earnings per Share(2)		20,988		25,154		23,211		16,141		22,223
Basic Earnings per Share from Continuing Operations(1)		20,988		25,154		20,708		18,015		23,339
Diluted Earnings per Share from Continuing Operations(2)		20,988		25,154		20,708		17,583		22,699
Dividends Declared per Share (Won)		10,000		9,400		9,400		9,400		9,400
Dividends Declared per Share (US$)(3)		8.6		8.6		8.9		8.8		8.1
Weighted Average Number of Shares		71,551,966		70,936,336		70,247,592		69,694,999		70,591,937

	As of December 31,
	2015		2014		2013		2012		2011
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	￦	(96.3)	￦	(337.2)	￦	(945.8)	￦	(880.5)	￦	(556.1)
Property and Equipment, Net		10,371.3		10,567.7		10,196.6		9,712.7		9,031.0
Total Assets		28,581.4		27,941.2		26,576.5		25,595.6		24,366.0
Non-current Liabilities(5)		7,950.8		7,272.7		6,340.7		6,565.9		4,959.7
Share Capital		44.6		44.6		44.6		44.6		44.6
Total Equity		15,374.1		15,248.3		14,166.6		12,854.8		12,732.7

	Year Ended December 31,
	2015		2014		2013		2012		2011
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	￦	2,478.8	￦	3,008.0	￦	2,879.1	￦	3,394.3	￦	2,960.6
R&D Expense(7)		322.7		397.8		363.7		346.3		295.9
Depreciation and Amortization Expense		2,845.3		2,714.7		2,661.6		2,421.1		2,286.6
Net Cash Provided by Operating Activities		3,778.1		3,677.4		3,558.6		3,999.7		6,306.4
Net Cash Used in Investing Activities		(2,880.5)		(3,683.2)		(2,506.5)		(5,309.6)		(4,239.1)
Net Cash Provided by (Used in) Financing Activities		(964.6)		(559.4)		(573.2)		585.3		(1,079.3)
Margins (% of total sales):
Operating Margin(8)		8.7%		9.3%		9.5%		10.6%		13.6%
Net Margin(8)		8.8%		10.4%		9.7%		6.8%		9.9%

	As of or for the Year Ended December 31,
	2015	2014	2013	2012	2011
SELECTED OPERATING DATA
Population of Korea (in millions)(9)	51.5	51.3	51.1	50.9	50.7
Our Wireless Penetration(10)	55.6%	55.7%	53.5%	52.9%	52.3%
Number of Employees(11)	25,992	25,689	23,789	22,148	20,955
Wireless Subscribers (in thousands) (12)	28,626	28,279	27,352	26,961	26,553
Our LTE Subscribers (in thousands) (13)	18,980	16,737	13,487	7,530	634
Our LTE Penetration(14)	66.3%	59.2%	49.3%	27.9%	2.4%
Average Monthly Data Usage per Subscriber(15)	3.9 GB	3.0 GB	2.0 GB	1.8 GB	—
Average Monthly Churn Rate(16)	1.5%	2.0%	2.3%	2.6%	2.7%
Cell Sites	55,085	50,158	44,764	35,584	21,999

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(3)	The Dollar amounts shown for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 were translated at the rate of Won 1,169.3 to US$1.00, Won 1,090.9 to US$1.00, Won 1,055.3 to US$1.00, Won 1,063.2 to US$1.00 and Won 1,158.5 to US$1.00, respectively, the noon buying rates in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(19) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Consists of research and development costs that are expensed and costs that are amortized during the respective period as well as donations to Korean research institutions and educational organizations in 2012 and 2011 of Won 4.0 billion and Won 20.0 billion, respectively.

(8)	Operating revenue and other income and operating income used in the calculation of these ratios exclude the operating revenue and other income and operating income from discontinued operations.

(9)	Population numbers reflect the number of registered residents as published by the Ministry of the Interior of Korea.

(10)	Our wireless penetration is determined by dividing our wireless subscribers by total estimated population, as of the end of the period.

(11)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(12)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2015, 2014, 2013 and 2012 include 2.7 million subscribers, 2.1 million subscribers, 1.1 million subscribers and 0.4 million subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(13)	The number of LTE subscribers as of December 31, 2015 and 2014 include 0.1 million subscribers and approximately 29,000 subscribers, respectively, of MVNOs that lease our LTE network.

(14)	Our LTE wireless penetration is determined by dividing our LTE subscribers by our total wireless subscribers, as of the end of the period.

(15)	Average monthly data usage per LTE subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of LTE subscribers for such month.

(16)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next-generation service, such as LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this annual report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2
2013	1,055.3	1,094.7	1,161.3	1,050.1
2014	1,090.9	1,052.3	1,117.7	1,008.9
2015	1,169.3	1,131.0	1,196.4	1,063.0

	Past Six Months
	High	Low
	(Won per US$1.00)
October 2015	1,180.0	1,120.9
November 2015	1,172.7	1,136.5
December 2015	1,188.0	1,140.7
January 2016	1,217.0	1,190.4
February 2016	1,242.6	1,186.1
March 2016	1,229.6	1,138.9
April 2016 (through April 22)	1,158.4	1,126.0

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 22, 2016, the noon buying rate was Won 1,147.9 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks Relating to Our Business

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition across all our businesses, including our wireless telecommunications business. We expect competition to intensify as a result of the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the prevailing rates we can charge our subscribers.

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Our competitors have substantial financial, technical, marketing and other resources to respond to our business offerings.

The collective market share of our competitors amounts to approximately 50.6%, in terms of number of wireless subscribers, as of December 31, 2015. We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In addition, other companies may enter the telecommunications service market by acquiring the required licenses from the MSIP. For example, in October 2015, Sejong Telecom, K Mobile and Quantum Mobile applied for licenses to become Korea’s fourth mobile network operator. Although the MSIP rejected the applications of all three companies in January 2016, the MSIP may continue its efforts to find an eligible applicant to be Korea’s fourth mobile network operator in the future.

We believe the increase in market share of MVNOs and the entrance of a new mobile network operator in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2015, our market share of the fixed-line telephone and VoIP service market was 16.2% (including the services provided by SK Broadband and SK Telink Co., Ltd. (“SK Telink”)) in terms of number of subscribers compared to KT with 57.5% and LG U+ with 17.5%. In addition, our broadband Internet access and Internet protocol TV (“IPTV”) services provided through SK Broadband competes with other providers of such services, including KT, LG U+ and cable companies. As of December 31, 2015, our market share of the broadband Internet market was 25.1% in terms of number of subscribers compared to KT with 41.6% and LG U+ with 17.4%. As of December 31, 2015, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 12.1% compared to KT with 22.7% and LG U+ with 7.9% and the collective market share of other pay TV providers with 57.3%.

Continued competition from other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2015, the monthly churn rate in our wireless telecommunications business ranged from 1.3% to 2.1%, with an average monthly churn rate of 1.5%, which was a decrease from 2.0% in 2014. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

With respect to the commerce business operated by SK Planet Co., Ltd. (“SK Planet”), 11st, our marketplace business, faces intense competition from various e-commerce providers, including online open marketplaces such as Gmarket, Auction and Interpark and online social commerce operators such as Coupang, Ticket Monster and Wemakeprice. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. The industry in which 11st competes is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally.

Our ability to compete successfully in all of the businesses that we operate will depend on our ability to anticipate and respond to various competitive factors affecting the respective industries, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors.

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless telecommunications industry will likely have a material adverse effect on our financial condition, results of operation, cash flows and business.

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to LTE technology. We commenced commercial LTE services in July 2011 at the same time with LG U+, while KT commenced its commercial LTE services in January 2012. In June 2013, we commenced providing commercial LTE-A services using carrier aggregation technology which combines spectrum frequencies to improve data transmission speeds, and in June 2014, we launched wideband LTE-A services of up to 225 Mbps and expanded coverage nationwide in 2014.

In December 2014, we commenced tri-band LTE-A services, which bundles three different bandwidths to allow faster network service at speeds of up to 300 Mbps in Seoul and other metropolitan areas. Since then, we have expanded coverage nationwide and as of December 31, 2015, the nationwide geographic coverage percentage of our tri-band LTE-A service was approximately 51.9% according to the MSIP. KT and LG U+ have also launched similar LTE-A services around the same time as us. The more successful operation of an LTE network or development of improved LTE technology by a competitor, including better market acceptance of a competitor’s LTE services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our LTE network or our other businesses. For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.”

Our business could also be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the implementation of 5G technology. In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. If we are unable to do so on a cost-effective basis, our results of operations could be adversely affected.

Implementation of LTE technology has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop, launch and enhance our LTE service, including launching LTE-A services. In 2015, 2014 and 2013, we spent Won 1,022.7 billion, Won 1,357.2 billion and Won 1,439.4 billion, respectively, in capital expenditures to build and enhance our LTE network. We plan to make further capital investments related to our LTE and LTE-A services in the future. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for LTE and LTE-A services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our growth strategy calls for significant investments in new businesses and regions, including businesses and regions in which we have limited experience.

We seek growth through investments in new businesses. While we believe that entering into new businesses enables us to diversify our business portfolio, we may be exposed to additional risks. For example, in February 2012, we acquired a 21.1% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions, and is subject to intense competition. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Although the memory semiconductor industry has recovered since then and SK Hynix has been recording net profits since 2013, the industry is subject to cyclical fluctuations and we expect that there may be future downturns in the industry. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Since our share of any net losses incurred by SK Hynix would be reflected in our income statement as share of losses related to investments in associates, any significant loss of SK Hynix could have a material adverse effect on our results of operations.

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

We may fail to successfully complete or integrate our new acquisitions and joint ventures and may fail to realize the anticipated benefits.

We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions.

On November 2, 2015, we entered into a share purchase agreement with CJ O Shopping Co., Ltd. (“CJ O Shopping”) to acquire a 30.0% interest in CJ HelloVision, a fixed-line cable TV broadcast service provider, for an aggregate purchase price of Won 500.0 billion. Upon the acquisition of CJ HelloVision, SK Broadband will be merged with and into CJ HelloVision, after which we will have a 78.3% equity stake in the merged company. The acquisition and subsequent merger are subject to certain closing conditions, including obtaining regulatory approval from the relevant authorities. We may be delayed in, or fail to, obtain the necessary regulatory approvals and in such case, we may not be able to complete the acquisition and subsequent merger as planned.

In 2014 and 2015, we acquired an 83.9% interest in Neosnetworks Co., Ltd. (“Neosnetworks”), a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate purchase price of approximately Won 64.0 billion and a 49.0% equity stake in Iriver Ltd. (“Iriver”), a manufacturer of digital audio players and other portable media devices, for an aggregate purchase price of approximately Won 54.5 billion. In 2014, a 95.2%-owned subsidiary of SK Planet acquired a 100.0% ownership interest in Shopkick Inc. (“Shopkick”), the developer of “shopkick,” a mobile shopping application that checks in and rewards customers that arrive at a participating retail store in order to penetrate the mobile commerce market in the United States. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Businesses and Global Expansion and Other Needs.”

While we are hoping to benefit from a range of synergies from the acquisitions as well as develop new growth engines for our business, we may not be able to successfully complete or integrate such acquisitions or new businesses and may fail to realize the expected benefits in the near term, or at all.

Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIP and the historical population data published by the Ministry of the Interior, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2015 was approximately 114.4%, which is relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the network. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 40 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our wireless broadband Internet (“WiBro”) services.

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

We intend to participate in the frequency bandwidth auctions to be held by the MSIP in 2016 and aim to acquire bandwidths that are complementary to our existing network. We may be required to pay a substantial amount to acquire bandwidth capacity in order to meet increasing bandwidth demand and we may not be successful in acquiring the necessary bandwidth to meet such demand, which may adversely affect our financial condition and results of operations.

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

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,478.8 billion for capital expenditures in 2015. We expect to spend a similar amount for capital expenditures in 2016 compared to 2015 for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our platform business portfolio and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth engines, as well as initiatives related to our ongoing businesses in the ordinary course. If we acquire new bandwidths in the frequency bandwidth auctions to be held by the MSIP in 2016, we may be required to spend additional amounts on capital expenditures in connection with building out our networks on such new bandwidths.

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

As of December 31, 2015, we had approximately Won 1,601.8 billion in contractual payment obligations due in 2016, almost all of which involve repayment of debt obligations. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

We purchase wireless network equipment from a small number of suppliers. To date, we have purchased substantially all of the equipment for our networks from Samsung Electronics Co., Ltd. (“Samsung Electronics”), Ericsson-LG Co., Ltd. (“Ericsson-LG”) and Nokia Siemens Networks B.V. We believe Samsung Electronics currently manufactures approximately half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in the maintenance and enhancement of our wireless networks. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

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

Our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. For example, in July 2011, there was a leak of personal information of subscribers of websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. Various lawsuits have been filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to three of the lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of December 31, 2015, twelve of the lawsuits, seeking damages of approximately Won 0.8 billion in aggregate, were pending at various district courts, various high courts and the Supreme Court of Korea. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

Most of our businesses are subject to extensive governmental supervision and regulation. When the current president Park Geun-hye took office in February 2013, she announced that the Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand MVNO and mobile VoIP service, (3) intensify regulations on handset subsidies and (4) construct a data-based rate system.

Pursuant to the above policy objectives, the MSIP discussed with us, KT and LG U+ gradually reducing and abolishing initial subscription fees by 2015. Accordingly, we gradually reduced our initial subscription fees by 40% in August 2013 and again by an additional 50% in August 2014. Starting in November 2014, we ceased charging initial subscription fees to new subscribers. KT and LG U+ also gradually reduced the initial subscription fees that they charge and have ceased charging initial subscription fees to new subscribers as of March 31, 2015. Similarly, the Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, suggested rate reductions. Although these suggestions were not binding, we have implemented some rate reductions in response to such recommendations. The MSIP may suggest other rate reductions in the future and any further rate reductions we make in response to such suggestion may adversely affect our results of operations.

In furtherance of the above policy objectives, the Government also enacted the MDDIA, which became effective on October 1, 2014. The MDDIA was enacted for the purpose of establishing a transparent and fair distribution practice for mobile devices, and it limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. It is difficult to estimate the impact the MDDIA will have on our results of operations as we believe the imposition of the MDDIA may affect the wireless telecommunications industry in various ways that we cannot fully predict, including the impact on our competitors and consumer behavior, which may have an adverse impact on our business. See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Overview — New Regulations Relating to Handset Subsidies.”

The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. For example, the MIC adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing third generation services. The MSIP may impose similar restrictions on the choice of technology used in future telecommunications services, and it is possible that technologies promoted by the Government in the future may not provide the best commercial returns for us.

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

Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIP, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. To date, thirteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

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

In addition, the MSIP may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIP may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. The KCC had the same authority in the previous Government and exercised such authority to suspend our business and impose fines on us. For information about the penalties imposed on us for violating Governmental regulations, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC and MSIP Proceedings.” Such penalties, which may include the revocation of cellular licenses, suspension of business or imposition of monetary penalties by the MSIP, could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses.

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

We also qualify as a “market-dominating business entity” under the Fair Trade Act, which subjects us to additional regulations, including the application of varied interconnection rates. For more information about the interconnection rates applicable to us and our competitors, see “Item 4.B. Business Overview — Interconnection.”

The additional regulations to which we are subject has affected our competitiveness in the past and may materially hurt our profitability and impede our ability to compete effectively against our competitors in the future.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. In addition, the global financial markets continue to experience significant volatility as a result of, among other things, the slowdown of economic growth and financial instability in China and other major emerging market economies, as well as political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia. In light of the high level of interdependence of the global economy, any of the foregoing factors may continue to negatively impact local economic conditions in Korea and global economic conditions and financial markets, which could have a material adverse effect on our business, financial condition and results of operations.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data — Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro, the Japanese yen or the Chinese renminbi exchange rates), interest rates, inflation rates or stock markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small and medium sized enterprise borrowers;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	decreases in the market prices of Korean real estate;

•	declines in consumer confidence and a slowdown in consumer spending;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is Korea’s most important export market;

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

•

natural or man-made disasters that have a significant adverse economic or other impact on Korea (such as the sinking of the Sewol ferry in 2014, which significantly dampened consumer sentiment in Korea) or its major trading partners;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. Most recently in February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program.

•

North Korea renounced its obligations under the Nuclear Non Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North Korea and Korea subsequently entered into an agreement on August 25, 2015 intended to diffuse military tensions.

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings Co., Ltd. (“SK Holdings”), is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2015, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2015, which we believe was 39.38%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2015, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein.

If our aggregate foreign shareholding limit is exceeded, the MSIP may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign shareholder which owns in the aggregate 15.0% or more of SK Holdings. Furthermore, if SK Holdings is considered a foreign shareholder, it will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIP will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. For a description of further actions that the MSIP could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.”

Sales of our shares by SK Holdings and/or other large shareholders may adversely affect the market value of our common shares and ADSs.

Sales of substantial amounts of our common shares, or the perception that such sales may occur, could adversely affect the prevailing market value of our common shares or ADSs or our ability to raise capital through an offering of our common shares.

As of December 31, 2015, SK Holdings owned 25.22% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 9,259,552 shares as of March 31, 2016, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares.” It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and are well-positioned to become Korea’s leading platform service provider through our three next-generation growth platforms, IoT solutions, lifestyle enhancement and advanced media.

In 2008 and 2009, we acquired additional equity interests in SK Broadband to increase our total equity interest in SK Broadband to 50.6%. In June 2015, SK Broadband became our wholly-owned subsidiary pursuant to a share exchange transaction (the “Share Exchange”) through which we acquired all of the shares of SK Broadband that we did not otherwise own in exchange for 1,692,824 of our treasury shares and cash.

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

On March 31, 2016, we had a market capitalization of approximately Won 16.8 trillion (US$14.8 billion, as translated at the noon buying rate of March 31, 2016) or approximately 1.3% of the total market capitalization on the KRX KOSPI Market, making us the fifteenth largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

We established our telecommunications business in March 1984 under the name of Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi, which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea and our telephone number is +82-2-6100-2114.

Recent Developments

On November 2, 2015, we entered into a share purchase agreement with CJ O Shopping to acquire a 30.0% interest in CJ HelloVision, a fixed-line cable TV broadcast service provider, for an aggregate purchase price of Won 500.0 billion. In November 2015, we conducted a tender offer for shares of CJ HelloVision and acquired 6,671,993 shares for Won 80.1 billion. Upon the acquisition of CJ HelloVision, SK Broadband will be merged with and into CJ HelloVision pursuant to a merger agreement dated November 2, 2015, and we will be allocated 0.4761236 shares of the merged company for each share of SK Broadband to have a 78.3% equity stake in the merged company. The acquisition and subsequent merger are subject to certain closing conditions, including obtaining regulatory approval from the relevant authorities.

Following the acquisition and subsequent merger, we expect to develop additional technology and infrastructure to integrate our various media service offerings. As of December 31, 2015, CJ HelloVision had a market share of 14.4% of the pay TV market with approximately 4.2 million cable TV subscribers. For further details regarding the acquisition and subsequent merger, refer to the Form 6-Ks furnished to the SEC on November 3, 2015 entitled “Decision on Acquisition of Shares of CJ HelloVision” and “Decision on Merger of SK Broadband,” the Form 6-K/A furnished to the SEC on February 16, 2016 entitled “Changes to the Merger Ratio and Number of New Shares to be Issued Relating to the Merger of SK Broadband and CJ HelloVision,” the Form 6-K/As furnished to the SEC on April 4, 2016 entitled “Changes to the Number of Shares to be Held after Share Acquisition and Scheduled Acquisition Date” and “Changes to the Merger Schedule Relating to the Merger of SK Broadband and CJ HelloVision.”

Korean Telecommunications Industry

Established in March 1984, we became the first wireless telecommunications service provider in Korea. We remained the sole provider of wireless telecommunications services until April 1996, when Shinsegi commenced cellular service. The Government began to introduce competition into the fixed-line and wireless telecommunications services markets in the early 1990’s. During this period, the Government allowed new competitors to enter the fixed-line sector, sold a controlling stake in us to the SK Group, and granted a cellular license to our first competitor, Shinsegi. In October 1997, three additional companies began providing wireless telecommunications services under Government licenses to provide wireless telecommunications services. In 2000 and 2001, the Korean wireless telecommunications market experienced significant consolidation. In January 2002, Shinsegi was merged into us. Additionally, two of the other wireless telecommunications services providers merged.

There are currently three mobile network operators in Korea: our company, KT and LG U+. As of December 31, 2015, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 30.4% and 20.2%, respectively (compared to our market share of 49.4%), each including MVNO subscribers leasing the respective networks. As of December 31, 2015, MVNOs had a combined market share of 10.1%, of which MVNOs leasing our networks represented 4.6%, MVNOs leasing KT’s networks represented 4.7% and MVNOs leasing LG U+’s networks represented 0.8%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 31.7 lines per 100 population as of December 31, 2015, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 112.4 subscribers per 100 population as of December 31, 2015. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2015	2014	2013	2012	2011
	(In thousands, except for per population amounts)
Population of Korea(1)	51,529	51,328	51,141	50,948	50,734
Wireless Subscribers	57,937	56,310	54,681	53,624	52,507
Wireless Subscribers per 100 Population	112.4	109.7	106.9	105.3	103.5
Telephone Lines in Service	16,341	16,939	17,620	18,261	18,633
Telephone Lines per 100 Population	31.7	33.0	34.5	35.8	36.7

(1)	Source: The Ministry of the Interior.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999 and the implementation of LTE technology providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2015, approximately 53.7 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 43.7 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2015	2014	2013	2012	2011
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	53,737	52,833	50,858	50,420	49,297
Number of Smartphones	43,668	40,560	37,517	32,727	22,578
Total Number of Wireless Subscribers	57,937	56,310	54,681	53,624	52,507
Penetration of Wireless Internet-Enabled Handsets	92.8%	93.8%	93.0%	94.0%	93.9%
Penetration of Smartphones	75.4%	72.0%	66.9%	61.0%	43.0%

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency, the percentage of Internet users in Korea is greater than 80% of the population. From the end of 2005 to the end of 2015, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 20.0 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	20,025	19,199	18,738	18,253	17,860
Number of IPTV Subscribers	12,314	10,840	8,738	6,457	4,894

(1)	Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop our three next-generation growth platforms, IoT solutions, lifestyle enhancement and advanced media. Our operations are reported in three segments:

•	cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions platform services and lifestyle enhancement platform services;

•

fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services; and

•	other businesses, which include our commerce business and our hardware business.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services as well as actively develop differentiated services on our growth platforms, comprising our IoT solutions platform, lifestyle enhancement platform and advanced media platform, through which we will continue our growth in a rapidly changing business environment. Our corporate vision is to be a “Partner for New Possibilities” for both individuals and businesses by leveraging our network infrastructure and cutting-edge technologies. To take advantage of these industry trends and further realize our corporate vision, we have undertaken the following strategic initiatives.

•

Maintain our leadership in the wireless services business by offering differentiated value-added products and services.    We plan to maintain our leadership in the wireless services business by providing products and services with differentiated value propositions offered by our competitors. For example, we will continue to develop high-quality devices with convenient features at reasonable price points that run exclusively on our networks such as the Luna and the Sol. In addition, we will continue to offer various rate plans that are tailored to meet our customers’ needs for increased data usage such as our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour for a fixed rate. We plan to strengthen our customer relationships by engaging our subscribers to integrate our service offerings in various aspects of their daily lives such as “T map,” our interactive navigation service which we provide to our wireless subscribers free of charge, “Club T Kids,” our childcare and kids’ community platform service offered exclusively for our wireless subscribers, and “oksusu,” our mobile IPTV service with a wide range of unique media offerings. We also provide bundled subscriptions to our wireless and fixed-line service offerings, and we believe such bundled subscriptions contribute to increased customer retention and acquisition of new subscribers for both our wireless and fixed-line services due to convenience. In addition, we believe our “T Membership” program, our membership service, also contributes to our subscriber retention with the breadth of membership benefits we provide through our membership partners.

•

Strengthen our three next-generation growth platforms.    As part of our initiative to be the leading next-generation platform provider, we aim to continue to develop our next-generation growth platforms, IoT solutions, lifestyle enhancement and advanced media, to provide services which we believe complement and create synergies with our wireless and fixed-line services and through which we can generate new sources of revenue growth.

Through our IoT solutions platform, we offer “Smart Home,” a home monitoring service platform for residential customers and customized IoT solutions utilizing machine-to-machine (“M2M”) connections to our business customers. We will continue to analyze our users’ lifestyles to provide value-added services that can be integrated in our “Smart Home” users’ daily lives and collaborate with our partners to develop a wide range of compatible appliances and devices. In addition, we endeavor to provide customized value-added services to our business customers and create an ecosystem through which domestic and global manufacturers can develop innovative hardware for our IoT solutions platform. Through our lifestyle enhancement platform, we provide various value-added services to enhance our customers’ lifestyles. Through our “3C” strategy, we aim to provide high-quality “content” through which customers with similar interests and needs can form “communities” from which we generate “commerce” by marketing and advertising targeted products and services. We believe these services will enable us to increase the retention of our wireless subscribers as well as attract new customers. Furthermore, we will continue to enlarge the scope of our media services and content offerings available on our advanced media platform to provide our subscribers with a vast library of high-quality content that can be accessed through our wireless and fixed-line networks.

•

Further expand our commerce business globally.    With the expertise we have gained through our operation of “11st,” our online open marketplace, and our online-to-offline (“O2O”) commerce businesses in Korea as well as certain markets in Southeast Asia and the U.S., we intend to further expand into other overseas markets and lead the growth of the e-commerce industry in such markets.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and lifestyle enhancement platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 28.6 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2015, representing a market share of 49.4%, the largest market share among Korean wireless telecommunications service providers. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Network
LTE	18,980	16,737	13,487	7,530	634
WCDMA	7,008	8,020	9,909	14,459	19,037
CDMA	2,638	3,521	3,957	4,972	6,882

Total	28,626	28,279	27,352	26,961	26,553

As part of our initiative to be the leading next-generation platform provider, we aim to continue to develop our IoT solutions platform and lifestyle enhancement platform to provide services which we believe complement and create synergies with our wireless telecommunications service.

In 2015, 2014 and 2013, our cellular services segment revenue was Won 13,269.3 billion, Won 13,527.9 billion and Won 13,315.5 billion, respectively, representing approximately 77.4%, 78.8% and 80.2%, respectively, of our consolidated revenue.

Wireless Services

We offer wireless voice transmission and data transmission services to our subscribers through our backbone networks. Our wireless telecommunications services are available to our subscribers receiving service under the SK Telecom brand. In addition, customers can obtain wireless telecommunications services that operate on our network from MVNOs that lease our wireless networks. We derive revenues from our wireless telecommunications service principally through monthly plan-based fees as described in “— Rate Plans” below.

To complement our basic voice transmission services, we provide a voice-over-LTE service, known as our “HD Voice” service, to all of our LTE subscribers. HD Voice service is a premium communication service which features high-quality voice transmission, fast call connection, voice-to-video call switching and digital content sharing during calls. In addition, we provide “T phone” service, which is available on most devices running on the Google Android operating system. Our T phone service provides our customers with a number of convenient call functions, including a function to block spam calls and a function called “T114” that informs customers of the phone numbers of stores, hospitals and other facilities closest in proximity to the customer’s current location. As of December 31, 2015, there were more than 8.0 million subscribers to the T phone service compared to approximately 4.3 million subscribers as of December 31, 2014.

We also offer our subscribers a wide range of wireless data transmissions services. Our messaging service allows our subscribers to send and receive text, graphic, audio and video messages. In addition, our subscribers can access a wide variety of digital content and services through mobile applications providing music, video, gaming, news, commerce and financial services as well as solutions that enable subscribers to access the Internet and e-mail. We intend to continue to build our wireless data services as a platform for growth, extending our portfolio of wireless data services and developing new content for our subscribers.

Through service agreements with various foreign wireless telecommunications service providers, we offer cellular global roaming services, branded as our “T-Roaming” service. Global roaming services allow subscribers traveling abroad to make and receive calls using their regular mobile phone numbers. In addition, we provide global roaming service to foreigners traveling to Korea. In such cases, we generally receive a fee from the traveler’s local wireless telecommunications service provider.

Through SK Telink, we also operate our MVNO business under the brand “7Mobile,” which we believe offers excellent quality at reasonable rates utilizing SK Telecom’s wireless networks. SK Telink is focused on developing low-cost distribution channels and targeting niche customer segments that have a lower average revenue per user than that of SK Telecom’s subscriber base.

In addition, we provide interconnection service to connect our networks to domestic and international fixed-line and other wireless networks. See “Item 4.B. Business Overview — Interconnection.”

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices. As of December 31, 2015, approximately 20.6 million, or 72.0%, of our subscribers owned smartphones that have direct access to the Internet compared to approximately 19.5 million subscribers, or 68.1%, as of December 31, 2014.

Smartphones and Basic Phones.    All of the smartphones we offer are enabled to utilize our LTE and/or WCDMA networks and run on various operating systems, such as Apple iOS and Google Android. Most of the basic phones we offer are enabled to utilize our WCDMA networks and have the ability to access wireless Internet services.

Tablets and Other Internet Devices.    We offer tablets which can access the Internet via our LTE and/or WCDMA networks and a Wi-Fi connection. The tablets run primarily on the Apple iOS and Google Android operating systems. In addition, we also offer “T Pocket Pie” devices that provide a mobile LTE connection and are capable of connecting multiple Wi-Fi enabled devices to the Internet at one time. We offer targeted rate plans for our T Pocket Pie device. See “— Rate Plans” below.

Wearable Devices.    We offer various wearable devices including smart watches, “T pet,” our pet tracking device, and “T kids’ phone – Joon”. These devices utilize our WCDMA network and have specific features for the relevant target customer. For example, T pet devices enable pet owners to send voice messages to their pets, track their position using global positioning system (“GPS”) technology as well as track and log their activity. T kids’ phone – Joon is a wearable phone targeted towards children and provides simple calling, messaging and chat services as well as GPS tracking capabilities. We offer targeted rate plans that are specific to these wearable devices. See “— Rate Plans” below.

We purchase a substantial majority of our wireless devices from Samsung Electronics, Apple and LG Electronics. We also offer a number of devices that were designed by us to exclusively run on our networks such as the Luna which was launched in September 2015 and the Sol which was launched in January 2016. The Luna and the Sol were both designed to include convenient features to easily access media contents that are popular among our subscribers and to provide high-quality devices at a relatively low-to-mid range price point. We intend to continue to work with device manufacturers to develop exclusive devices offering high quality and convenience at competitive prices.

IoT Solutions Platform Services

Through our IoT solutions platform, we provide a home monitoring service platform for residential customers and network access and enhanced services to support telemetry-type applications, which are characterized by M2M wireless connections, to business customers.

In May 2015, we launched “Smart Home,” a mobile application-based home monitoring service for residential customers. Smart Home is a paid subscription service available not only to our wireless and fixed-line service subscribers but also to subscribers of our competitors’ wireless and fixed-line services. Through Smart Home, users can control and monitor their home environment from their mobile devices and enhance the safety and convenience of their daily lives. We have partnered with more than 30 electronics and appliance manufacturers, including Samsung Electronics and LG Electronics, to develop a wide range of appliances, electronic devices, door security, heating and lighting systems that are compatible with our Smart Home service.

We also provide network access and customized IoT solutions to our business customers. Our M2M services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, we provide enhanced solutions to businesses in order to connect with and monitor their equipment, such as fleet management devices used to monitor city-operated rental bicycles and utility monitoring devices for smart grid applications.

Lifestyle Enhancement Platform Services

Through our lifestyle enhancement platform, we provide various value-added services to enhance our customers’ lifestyles in areas such as shopping, childcare, security, finance and education with customized content based on their personal interests. Through our “3C” strategy, we aim to provide high-quality “content” through which customers with similar interests and needs can form “communities” from which we generate “commerce” by marketing and advertising targeted products and services. We provide certain services exclusively to our wireless service subscribers as well as certain services to users regardless of whether they have a wireless service subscription with us.

Examples of services we provide exclusively to our wireless service subscribers are “Club T Kids” and “Petween.” Club T Kids comprises a care service platform for parents through the “T Kids” mobile application and a community platform for kids through the T kids’ phone – Joon. Through the T Kids mobile application, parents can call their children, check their location, sign up for various children’s activity programs and order organic groceries. Through the T kids’ phone – Joon, kids can communicate with their parents, send messages to and chat with their friends, play games and collect character badges. Through Petween, which is currently accessible through the Petween website, pet owners can communicate with each other, access petcare advice from veterinarians and purchase petcare products. We believe these services provide differentiated value to our wireless service subscribers’ lifestyles and enhance their loyalty to us.

Examples of services we provide to users regardless of whether they have a wireless service subscription with us are “Deal Light” and “Beauty Link.” Deal Light, which is accessible through the Deal Light website and mobile application, is an online marketplace for used products in which we participate directly in the purchase and sale process and pick up the product from the seller and then verify, clean, package, process payment for, and deliver the product to, the buyer. Beauty Link, which is accessible through a mobile application, provides information about nail salons such as location, service offerings and price as well as customer feedback. We believe we can attract new customers by offering specialized services such as these.

In addition, we provide other value-added services that enhance our customers’ lifestyles. We provide location-based services such as “T map,” an interactive navigation service which we provide to our wireless subscribers free of charge and which wireless subscribers to our competitors can subscribe to for a monthly fee. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. In addition, we provide mobile phone verification services, enabling users to process secure mobile payment transactions.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Approximately 94% of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2015. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance, and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “Item 4.B. Business Overview — Interconnection.”

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. As of December 31, 2015, approximately 7 million subscribers have subscribed to “Band Data” plans, which are our representative smartphone rate plans featuring unlimited domestic voice minutes and text messaging and a fixed data transmission allowance per month as well as free access to live TV on “oksusu,” our mobile IPTV service, that range from Won 29,000 to Won 100,000 per month. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 19,000 to Won 94,000 per month We also offer a standard rate plan for Won 11,000 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

In addition, we provide a variety of differentiated rate plans for our customer segments by age such as children, teenagers and senior citizens. We also offer rate plans for specific customer segments, such as our “Band Data Global Pack” rate plans for foreigners featuring unlimited domestic voice minutes and text messaging, a fixed allowance of international voice minutes and data transmission per month and our rate plans for people in the military service featuring unlimited domestic voice minutes, text messaging and data transmission for Won 2,000 per day of use while on leave.

For our T Pocket Pie device, we provide a fixed monthly data transmission allowance of 10 GB for Won 15,000 per month and 20 GB for Won 22,500 per month. With respect to the wearable devices that we offer, we offer targeted rate plans such as the “T Outdoor” rate plan for smart watches at Won 10,000 to Won 11,000 per month, the “T pet” rate plan for our T pet device at Won 5,000 per month and the “T kids” rate plan for our T kids’ phone – Joon devices at Won 8,000 per month.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds made possible by LTE technology. For example, we offer data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,000 per month. We also offer a daily allowance of 1 GB of oksusu access and a monthly allowance of 8,000 points to purchase media content on oksusu through our “Band Play Pack” plan for Won 5,000 per month. “Safe Option Premium” offers an additional daily data transmission allowance of 50 MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,000 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price. T Data Coupons range from Won 2,000 for 100MB of data to Won 33,000 for 5GB of data. As T Data Coupons are valid for one year after first use, we believe they are attractive to sporadic data users. T Data Coupons can also be sent as “gifts” to family and friends that need additional data allowance. We believe that our data add-on rate plan offerings have contributed to the increase in data usage to 3.9 GB of average monthly data usage per LTE subscriber as of December 31, 2015 from 3.0 GB as of December 31, 2014.

Roaming Plans.    We provide fixed-rate international roaming plans such as our “T Roaming Data Unlimited OnePass” plan which provides data roaming services at different speeds depending on usage amount for Won 9,000 per day using WCDMA networks and is available in 148 countries and our “T Roaming LTE Data Unlimited OnePass” plan which provides data roaming services at different speeds depending on usage amount for Won 15,000 per day using LTE networks and is available in 55 countries. Our “T Roaming Data OnePass Premium” plan provides data roaming services at different speeds depending on usage amount and a usage charge for outgoing voice calls of Won 500 per minute for Won 12,000 per day using WCDMA networks and is available in 35 countries. With respect to international calls placed by a subscriber, unless the subscriber uses one of our fixed-rate international roaming plans, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “Item 4.B. Business Overview — Interconnection.”

Digital Wireless Network

We offer wireless voice and data transmission services throughout Korea using digital wireless networks, primarily consisting of our LTE network, WCDMA network, CDMA network and Wi-Fi network. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers.

LTE Network.    We commenced commercial wireless telecommunications services based on LTE technology, which is generally referred to as a fourth generation technology, on July 1, 2011 and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service in the 1.8 GHz spectrum in July 2012. In June 2013, we commenced providing commercial LTE-A services at speeds of up to 150 Mbps using carrier aggregation technology which combines spectrum frequencies to improve data transmission speed and capacity, and in June 2014, we launched wideband LTE-A services at speeds of up to 225 Mbps and expanded coverage nationwide in 2014. In December 2014, we commenced tri-band LTE-A services, which bundles three different bandwidths to allow faster network service at speeds of up to 300 Mbps in Seoul and other metropolitan areas. Since then, we have expanded coverage nationwide and as of December 31, 2015, the nationwide geographic coverage percentage of our tri-band LTE-A service was approximately 51.9% according to the MSIP. We continue to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. LTE technology has become widely accepted globally as the standard fourth generation technology. LTE technology enables data to be transmitted at speeds faster than our CDMA and WCDMA networks. Our continued upgrades to our LTE technology enables even faster data transmission speeds, as shown below.

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

CDMA and WCDMA Networks.    CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. In January 1996, we launched our first wireless network based on CDMA technology and became the world’s first to commercialize CDMA cellular service.

WCDMA technology enables us to offer significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services than is possible through our CDMA network. We commenced provision of our WCDMA services on a limited basis in Seoul at the end of 2003. Since then, we expanded our WCDMA network nationwide and implemented various technologies to improve data transmission speeds within our WCDMA network.

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2015, we had more than 139,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas. We plan to continue to increase the number of Wi-Fi access points in 2016. We also have a WiBro network that we use as a backhaul for our Wi-Fi network.

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

As of December 31, 2015, our LTE, WCDMA, CDMA and WiBro networks had an aggregate of 55,085 cell sites.

We have purchased substantially all of the equipment for our networks from Samsung Electronics, Ericsson–LG and Nokia Siemens Networks B.V. Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we have leased lines from KT and LG U+. We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.

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

Marketing, Distribution and Customer Service

Marketing.    Our marketing strategy is focused on offering solutions tailored to the needs of our various customer segments, promoting our brand and leveraging our extensive distribution network. Our marketing plan includes a coordinated program of television, print, radio, outdoor signage, Internet and point-of-sale media promotions designed to relay a consistent message across all of our markets. Our “T” brand signifies the centrality of “Telecommunications” and “Technology” to our business and also seeks to emphasize our commitment to providing “Top” quality, “Trustworthy” products and services to our customers. We market our wireless products and services under the “T” brand.

We have implemented certain information technology improvements in connection with our marketing strategy, including customer management systems, as well as more effective information security controls. We believe these upgrades have enhanced our ability to process and utilize marketing- and subscriber-related data, which, in turn, has helped us to develop more effective and targeted marketing strategies. We currently operate a customer information system designed to provide us with an extensive customer database. Our customer information system includes a billing system that provides us with comprehensive account information for internal purposes and enables us to efficiently respond to customer requests. Our customers can also change their rate plans, verify the charges accrued on their accounts, receive their bills online and send text messages to our other subscribers through our website at www.tworld.co.kr and through our “T world” mobile application.

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

Distribution.    For our distribution network, we use a combination of approximately 26 branch offices and 561 stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”), 4,119 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to experience certain of our services such as services that are available through our IoT solutions platform and lifestyle enhancement platform. As of December 31, 2015, we operated 120 T Premium Stores and we intend to further expand the number of T Premium Stores in 2016.

In addition, we operate an online distribution channel, “T world Direct,” through which subscribers can conveniently purchase wireless devices and subscribe to our services online. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers. For example, subscribers purchasing wireless devices through T World Direct can opt to pick up their devices at one of our offline stores.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2015, we had an aggregate of Won 58.6 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. Network O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service and retail sales service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard Service Quality Index, for over 15 years each.

Fixed-line Telecommunication Services

We offer fixed-line telephone, broadband Internet and advanced media platform services (including IPTV) and business communications services through our fixed-line telecommunication services segment. Our fixed-line telecommunications services are provided by our subsidiaries, SK Broadband and SK Telink. The following table sets forth historical information about our subscriber base for our fixed-line telecommunication services for the periods indicated:

	As of December 31,
	2015	2014	2013
Fixed-Line Telephone (including VoIP)(1)	4,672,195	4,774,748	4,801,047
Broadband Internet	5,036,057	4,810,493	4,569,105
IPTV(2)	3,481,969	2,819,130	2,081,260

(1)	Includes subscribers to VoIP services of SK Broadband and SK Telink.

(2)	Includes subscribers to SK Broadband’s B tv service and excludes video-on-demand only service subscribers.

In 2015, 2014 and 2013, our fixed-line telecommunication services segment revenue was Won 2,494.5 billion, Won 2,449.9 billion and Won 2,324.4 billion, respectively, representing approximately 14.6%, 14.3% and 14.0%, respectively, of our consolidated revenue.

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2015, we had approximately 4.7 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink). Our fixed-line telephone services are primarily offered under the “B phone” brand name. SK Telink also provides affordable international calling services under the brand name “00700.”

Broadband Internet Access Services

Our broadband Internet access network covered more than 80% of households in Korea as of December 31, 2015. As of December 31, 2015, we had approximately 5.0 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, including “band Giga,” which is up to 10 times faster than data transmission speeds on networks utilizing fiber-to-the-home, or FTTH, technology and allows for data transmission at a maximum speed of 1 Gbps.

Advanced Media Platform (including IPTV)

As part of our initiative to be the leading next-generation platform provider, we aim to provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to more than 130 live high definition channels as well as video-on-demand service providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2015, we had approximately 3.5 million IPTV subscribers.

In January 2016, we launched “oksusu,” a mobile IPTV service that is a combination of the services we previously provided as “B tv mobile” and “hoppin” and provides subscribers access to a wide variety of media contents, including various television programs, movies and other video contents that can be downloaded to wireless devices. Oksusu subscribers have access to more than 100 live TV channels, a wide range of sports contents and popular U.S. and other foreign TV shows, among other contents. We are also collaborating with media content developers to provide original media content for our oksusu service. As of December 31, 2015, we had approximately 4.1 million subscribers to oksusu.

We continue to expand the scope of our media services and content offerings to provide our subscribers with a vast library of high-quality content that can be accessed through our wireless networks and our fixed-line network.

Business Communications Services

We offer other business communications services to our business customers, including corporations and government entities. Our business communications services include leased line solutions, Internet data center solutions and network solution services.

Our leased line solutions are exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. We hold a license to operate leased line services on a nationwide basis in Korea and also use international transmission lines to provide leased line services to other countries. Our leased line services enable high volumes of data to be transmitted swiftly and reliably. We also provide back-up storage for transmitted data. Through our Internet data center, we provide our business subscribers with server-based support including co-location, dedicated server hosting and cloud computing services. Our network solution service utilizes our network infrastructure and voice platform to provide 24-hour monitoring and control of our customers’ networks. Through this service, we conduct remote monitoring of our customers’ data and voice communications infrastructure and network and traffic conditions, and carry out preventive examinations and on-site visits.

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 83% of subscribers to our fixed-line services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV services range from Won 20,000 to Won 46,000 per month.

Our “Unlimited Home Phone” plan for subscribers to our fixed-line telephone service features unlimited domestic land-to-land voice minutes for a fixed rate and range from Won 7,000 to Won 10,500 per month depending on whether or not the subscriber opts for a contract and if so, the length of the contract period. We offer individual fixed-rate plans for our broadband Internet access service that range from Won 20,000 to Won 50,000 per month depending on the data throughput speed and existence and length of a contract. We offer individual fixed-rate plans for our IPTV service that range from Won 6,000 to Won 28,000 per month depending on the number of channels provided and existence and length of a contract. In addition, subscribers can purchase individual videos on demand or subscribe to certain paid content on a periodic basis.

With respect to our business communications services, we offer rates that are tailored to the specific needs of our business customers. We also charge certain installation fees and equipment rental fees as well as other ancillary fees with respect to certain of our fixed-line telecommunications services.

Marketing, Distribution and Customer Service

We focus on bringing our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV) to residential users, and various business communications services to corporate users. We market our fixed-line telecommunications products and services under the “B” brand. Our “B” brand signifies the centrality of “Broadband” to our business and also seeks to emphasize our commitment to providing the “Best” quality products and services to our customers that go “Beyond” expectations, leading to a “Bravo” response. Our “B” brand also strengthens our shared identity with our wireless service’s “T” brand.

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through more than 80 customer centers and a network of more than 170 authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

Sales to business subscribers are handled through our in-house sales group. Our sales teams focus on securing contracts with large commercial complexes, allowing us to install our remote terminals at their premises. After installation, sales teams direct their attention to individual business clients within these premises. Sales teams that have secured contracts with business clients remain the primary contacts for all aspects of the client’s needs, including further installation and customer and follow-up service.

Other Businesses

We strive to continually diversify our products and services and develop new growth engines that we believe are complementary to our existing products and services, such as our commerce business, our healthcare business and our hardware business, which we include in our others segment. In 2015, 2014 and 2013, our others segment revenue was Won 1,372.9 billion, Won 1,186.0 billion and Won 962.2 billion, respectively, representing approximately 8.0%, 6.9% and 5.8%, respectively, of our consolidated revenue.

Commerce Business

Our commerce business consists primarily of our marketplace business and O2O commerce business operated by our subsidiary, SK Planet.

Marketplace.    We operate “11st” which is an online open marketplace that offers a wide range of products through an online and mobile platform. Individual consumers can buy a vast array of products such as clothes and accessories, beauty products, groceries, baby products, books, office supplies, furniture, home goods, outdoor and sporting goods, appliances, electronics, travel packages, entertainment tickets and local deals for restaurants and other services from small- to large-sized retailers that operate “mini malls” on the 11st platform.

As of December 31, 2015, the mobile version of 11st was the leading mobile commerce platform in terms of unique visitors according to Korean Click. The mobile version of 11st is continuing to grow with an increase in the percentage of annual gross merchandise volume, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds, derived from the mobile platform to 41% in 2015 from 28% in 2014.

We have expanded our online open marketplace business globally to Turkey, Indonesia and Malaysia. In March 2013, Dogus Planet, a joint venture between SK Planet and Dogus Group, a Turkish conglomerate, launched “n11.com” in Turkey. In March 2014, XL Planet, a joint venture between SK Planet and XL Axiata Tbk, an Indonesian mobile telecommunications service provider, launched “elevenia” in Indonesia. Further, in April 2015, Celcom Planet, a joint venture between SK Planet and Celcom Axiata, a Malaysian telecommunications service provider, launched “11street” in Malaysia.

We intend to continue our efforts to increase usage of the mobile version of 11st, enhance the convenience of our 11st mobile and web user interface and develop our growth in overseas e-commerce markets.

O2O Commerce.    We provide diverse O2O commerce solutions under the “Syrup” brand name, which include the following:

•

Syrup Wallet, a mobile wallet service that is the successor to our Smart Wallet service, allows users to conveniently manage membership card points and payment methods such as coupons, credit cards and gift vouchers on their mobile devices for both online and offline purchases and provides shopping information to users in certain shopping areas using advanced location-based technology;

•

OK Cashbag by Syrup, Korea’s largest loyalty points program in terms of number of members with more than 50,000 participating merchants and 38 million members, which allows members to collect and redeem loyalty points at its partnering merchants and offers differentiated marketing services to such partnering merchants;

•

Syrup Pay, a convenient and secure payment service through which users can register their credit card to simplify payments for online and mobile purchases, including through 11st, our online open marketplace;

•	Syrup Gifticon, an online and mobile gift exchange and delivery service;

•	Syrup Order, a food ordering service that allows users to conveniently place and pay for orders at restaurants in advance; and

•	Syrup Table, a location-based restaurant discovery service that provides users with information about nearby restaurants.

The cumulative number of daily average users of our O2O commerce solutions was 3.0 million as of December 31, 2015.

We are also expanding our O2O commerce solutions business globally. In October 2014, a 95.2%-owned subsidiary of SK Planet acquired a 100.0% ownership interest in Shopkick, the developer of “shopkick,” a mobile shopping application that checks in and rewards customers that arrive at a participating retail store, for an aggregate purchase price of Won 230.9 billion and the assumption of Won 18.7 billion in current liabilities.

Hardware Business

We manufacture projection display devices, high-end audio devices and intelligent agent machines through our hardware business.

Projection Display Devices.    We offer projection display devices under the brand name “UO Smart Beam Laser.” The UO Smart Beam Laser is a high definition pico projector that uses laser diodes to deliver bright and sharp images with a liquid crystal on silicon, or LCOS, based engine and is compatible with a wide range of computers and mobile devices. The UO Smart Beam Laser was selected as a 2016 CES Innovation Awards Honoree in the Home Video/Audio Components and Accessories category.

High-end Audio Devices.    We offer high-end audio devices under the brand name “Astell&Kern” that are manufactured by our subsidiary, Iriver. Two of Iriver’s audio devices were selected as 2016 CES Innovation Awards Honorees in the Portable Media Player and Accessories category and High Performance Home Audio/Video category, respectively.

In August 2014, we acquired a 39.3% equity interest in Iriver, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of approximately Won 54.5 billion. We also acquired Won 5.0 billion of convertible bonds issued by Iriver, which may be converted into additional equity interests in Iriver when certain conditions are met.

Intelligent Agent Machines.    We co-developed educational smart robots, “Atti” and “Albert,” as a learning tool for young children with diverse interactive games and educational content. We have also developed a coding training program utilizing our smart robots to teach children how to develop software in a fun and easy way. We have provided our smart robots to various countries globally, including Spain, France, China, Brazil and Colombia. In October 2015, we signed an agreement to provide Albert to be utilized in 300 preschool classrooms in Costa Rica to make learning more effective and interesting for children.

Miscellaneous Businesses

We offer a portal service under our “Nate” brand name through SK Communications. Nate can be accessed through its website, www.nate.com, or through its mobile application. Nate offers a wide variety of content and services, including Nate Search, an Internet search engine, Nate News, which provides a library of articles about current events, sports, entertainment and culture, Nate Pann, a user-generated content service as well as access to free e-mail accounts through Nate Mail.

We also operate a mobile application marketplace, “T Store.” We collaborated with KT and LG U+ to launch “One Store” in June 2015. One Store is a combination of T Store and the mobile application marketplaces separately operated by KT and LG U+. Through this joint collaboration, we expect to increase the competitiveness of One Store to compete with Google Playstore, the leading mobile application marketplace in Korea.

In addition, we operate a security and network surveillance business through Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services. In 2014 and 2015, we acquired an 83.9% interest in Neosnetworks for an aggregate of Won 64.0 billion, as part of our initiative to further develop our IoT solutions platform.

Interconnection

Our wireless and fixed-line networks interconnect with the public switched telephone networks operated by KT and SK Broadband and, through their networks, with the international gateways of KT and LG U+, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KCC.

Domestic Calls

Guidelines issued by the MSIP require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. Starting in 2016, the MSIP will determine interconnection rates applicable to each carrier based on changes in traffic volume, taking into account other factors such as research results, competition and trends in technology development.

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 13.44 per minute, Won 14.73 per minute and Won 16.74 per minute for 2015, 2014 and 2013, respectively.

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

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. In December 2010, the KCC announced that a single interconnection rate will apply to all wireless telecommunications service providers starting from 2013, which will eliminate the cost benefit that KT and LG U+ currently derive from the differences in interconnection rates. However, in November 2012, the KCC announced that it would continue to apply varied interconnection rates for the year 2013 considering the cost difference among wireless network service providers and our position as a dominant network service provider. These regulations currently remain effective; however, it is unclear whether the MSIP will continue to maintain varied interconnection rates due to our dominant market position.

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+
2012	￦	27.05	￦	28.03	￦	28.15
2013		26.27		26.98		27.04
2014		22.22		22.73		22.78
2015		19.53		19.92		19.96

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

Our revenues from the wireless-to-wireless charge were Won 582.6 billion in 2015, Won 651.2 billion in 2014 and Won 641.2 billion in 2013. Our expenses from these charges were Won 579.0 billion in 2015, Won 700.3 billion in 2014 and Won 615.6 billion in 2013. The charges above were agreed among the parties involved and confirmed by the KCC.

International Calls and International Roaming Arrangements

With respect to international calls, if a call is initiated by our wireless subscribers, we bill the wireless subscriber for the international charges of KT, LG U+ or SK Broadband, and we receive interconnection charges from such operators. If an international call is received by our subscriber, KT, LG U+ or SK Broadband pays interconnection charges to us based on our imputed costs.

To complement the services we provide to our subscribers in Korea, we offer international voice and data roaming services. We charge our subscribers usage fees for global roaming service and, in turn, pay foreign wireless network operators fees for the corresponding usage of their network. For a more detailed discussion of our global roaming services, see “Item 4.B. Business Overview — Cellular Services — Wireless Services” above.

Competition

We operate in highly saturated and competitive markets, and we believe that our subscriber growth is affected by many factors, including the expansion and technical enhancement of our networks, the development and deployment of new technologies, the effectiveness of our marketing and distribution strategy, the quality of our customer service, the introduction of new products and services, competitive pricing of our rate plans, new market entrants and regulatory changes.

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, KT, LG U+ and us. Our competitors have substantial financial, technical, marketing and other resources to respond to our business offerings.

The following table shows the market share information, based on number of subscribers, as of December 31, 2015, for the following markets.

	Market Share (%)
	SK Telecom	KT	LG U+	Others
Wireless Service(1)	49.4	30.4	20.2	—
LTE Service(1)	46.2	30.0	23.8	—
Fixed-Line Telephone (including VoIP)	16.2	57.5	17.5	8.8
Broadband Internet	25.1	41.6	17.4	15.9
IPTV(2)	12.1	22.7	7.9	57.3

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Excludes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

Cellular Services

As of December 31, 2015, we had 28.6 million subscribers, representing a market share of approximately 49.4%, including MVNO subscribers leasing our networks. As of December 31, 2015, KT and LG U+ had 17.6 million and 11.7 million subscribers, respectively, representing approximately 30.4% and 20.2%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2015, we had 18.9 million LTE subscribers and KT and LG U+ had 12.2 million and 9.7 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.

In 2015, we had 6.0 million activations and 5.6 million deactivations. For 2015, our monthly churn rate ranged from 1.3% to 2.1%, with an average monthly churn rate of 1.5% for 2015, which decreased by 0.5%p from 2014. In 2015, we gained 47.7% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 28.6% and LG U+ with 23.8%.

We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. To date, thirteen MVNOs have commenced providing wireless telecommunications services. As of December 31, 2015, MVNOs had a combined market share of 10.1%, of which MVNOs leasing our networks represented 4.6%, MVNOs leasing KT’s networks represented 4.7% and MVNOs leasing LG U+’s networks represented 0.8%.

In addition, other companies may enter the telecommunications service market by acquiring the required licenses from the MSIP. For example, in October 2015, Sejong Telecom, K Mobile and Quantum Mobile applied for licenses to become Korea’s fourth mobile network operator. Although the MSIP rejected the applications of all three companies in January 2016, the MSIP may continue its efforts to find an eligible applicant to be Korea’s fourth mobile network operator in the future. For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our results of operations and financial condition.”

Prior to 2015, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses. Between 2012 and 2014, marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, fluctuated heavily between 23.9% to 33.7%, depending on the competitive landscape. However, in 2015, such percentage fluctuated between 23.0% and 27.0%. We attribute such stabilization to the maturity of the LTE market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria and from providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, among other restrictions and requirements. For a more detailed discussion of the MDDIA, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

We expect that due to the limitations on subsidies pursuant to the MDDIA, the differentiated product and service offerings we provide, the vast library of high-quality media content we offer and the competitiveness of our T Membership program will continue to play an important role in enhancing the loyalty of our wireless subscribers.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service. Although it is difficult to determine the markets in which we compete with respect to certain of our lifestyle enhancement platform services, we generally compete with various other Internet or mobile platform service companies such as Naver and Kakao Corp. (“Kakao”) in connection with such services.

Fixed-Line Telecommunication Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2015, our market share of the fixed-line telephone and VoIP service market was 16.2% (including the services provided by SK Broadband and SK Telink) in terms of number of subscribers compared to KT with 57.5% and LG U+ with 17.5%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 80% of households in Korea as of December 31, 2015. As of December 31, 2015, our market share of the broadband Internet market was 25.1% in terms of number of subscribers compared to KT with 41.6% and LG U+ with 17.4%.

Our IPTV service competes with other providers of such pay TV services, including KT, LG U+ and cable companies. As of December 31, 2015, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 12.1% compared to KT with 22.7% and LG U+ with 7.9% and the collective market share of other pay TV providers of 57.3%. With respect to our mobile IPTV business, we face competition from similar services provided by KT and LG U+. We also face increasing competition from global media streaming service providers such as Amazon Video and Netflix, which launched its services in Korea in January 2016.

Other Businesses

The e-commerce industry is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally. Our marketplace business, 11st, faces intense competition from various e-commerce providers, including online open marketplaces such as Gmarket, Auction and

Interpark and online social commerce operators such as Coupang, Ticket Monster and Wemakeprice. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups.

The O2O commerce solutions industry is in its early stages of development and is heavily fragmented with a wide range of services being introduced. Thus, it is difficult to determine the markets in which we compete with respect to such services at this stage of the industry’s development.

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

In 2015, 2014 and 2013, SK Hynix and its subsidiaries, on a consolidated basis, had revenues of Won 18,798.0 billion, Won 17,125.6 billion and Won 14,165.1 billion, respectively, profit before income tax of Won 5,269.1 billion, Won 5,047.7 billion and Won 3,074.9 billion, respectively, and profit for the year of Won 4,323.6 billion, Won 4,195.2 billion and Won 2,872.9 billion, respectively. As of December 31, 2015, 2014 and 2013, SK Hynix and its subsidiaries, on a consolidated basis, had total assets of Won 29,677.9 billion, Won 26,883.3 billion and Won 20,797.3 billion, respectively, and total equity of Won 21,387.7 billion, Won 18,036.3 billion and Won 13,066.9 billion, respectively.

Healthcare Business

We believe that the healthcare business is one of the new growth industries as society ages and medical and health technologies evolve and become integrated with information and communication technologies (“ICT”). In 2011, we began pursuing new opportunities in the healthcare business area by acquiring a 9.3% equity interest in NanoEnTek Inc. (“NanoEnTek”), a biotechnology and nanotechnology company manufacturing, among others, point-of-care diagnostics devices. In April 2014, we became the largest shareholder of NanoEnTek with a 26.0% equity interest. In January 2016, NanoEnTek acquired Bio Focus Co., Ltd., a manufacturer of in vitro diagnostic products. In January 2012, we established a joint venture, Healthconnect Co., Ltd. (“Healthconnect”), with Seoul National University Hospital to develop a health management service model for mobile device users utilizing ICT and currently hold a 49.5% equity interest in Healthconnect.

We are also seeking opportunities in global healthcare markets. In the first quarter of 2013, we acquired a 49.0% equity interest in X’ian Tianlong Science and Technology Co., Ltd. (“Tianlong”), a Chinese medical device manufacturer, which has since expanded its product portfolio with the development of a new diagnostic product and entry into new business areas. In July 2014, we established the SK Telecom Healthcare R&D Center in Shenzhen, China and the Shenzhen VISTA-SK Medical Center, which we believe will provide us with a strong foothold in expanding our healthcare business in China. Shenzhen VISTA-SK Medical Center was established through a joint venture with Vista Medical Center, a major private healthcare service provider based in Beijing, China, and has the capacity to provide medical examinations and checkups to approximately 30,000 people annually. We also collaborate with a hospital in the Wuxi region to operate a Smart Primary Healthcare Center based on ICT healthcare solutions, and we plan to provide a mobile healthcare clinic to underserved regions. We believe that there are opportunities to create synergies among these centers and the medical device business of Tianlong in expanding our healthcare business in China.

In June 2014, we also entered into a contract to provide medical information systems to six Saudi Arabian hospitals for approximately Won 70.0 billion through a consortium with Seoul National University Bundang Hospital. We established a joint venture in Saudi Arabia in March 2016 to provide medical information systems to additional hospitals and further expand our healthcare business in the Middle East.

Packet One Networks

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

KEBHana Card

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd. (which was subsequently merged into KEB Card Co., Ltd. and renamed KEBHana Card Co., Ltd. (“KEBHana Card”) in November 2014), a credit card services provider, for a total purchase price of Won 400.0 billion. We currently hold 15.0% of the total outstanding shares of KEBHana Card. KEBHana Card offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.

Other Investments

Our other investments include:

•

POSCO.    We currently own a 1.42% interest in the outstanding capital stock of POSCO, with a book value as of December 31, 2015 of Won 206.6 billion. POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world.

•

SKY Property Management.    We currently own a 33.0% equity interest in SKY Property Management Ltd. (“SKY Property Management”), with a book value as of December 31, 2015 of Won 251.2 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

•

Kakao.    We currently own a 2.0% equity interest in Kakao, with a book value as of March 31, 2016 of Won 134.7 billion, pursuant to the transaction in February 2016 through which we sold our 15.0% interest in Loen Entertainment to Kakao for Won 219.9 billion in cash and 1,357,367 new shares of Kakao.

For more information regarding our investment securities, see note 9 of the notes to our consolidated financial statements.

Law and Regulation

Overview

Korea’s telecommunications industry is subject to comprehensive regulation by the MSIP, which is responsible for information and telecommunications policies. The MSIP regulates and supervises a broad range of communications issues, including:

•	entry into the telecommunications industry;

•	scope of services provided by telecommunications service providers;

•	allocation of radio spectrum;

•	setting of technical standards and promotion of technical standardization;

•	rates, terms and practices of telecommunications service providers;

•	interconnection and revenue-sharing between telecommunications service providers;

•	research and development of policy formulation for information and telecommunications; and

•	competition among telecommunications service providers.

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

•

Restrictions on circular investments.    A member company of the SK Group may not acquire or hold shares which would constitute “circular investments” in an affiliate company which also forms part of the SK Group where “circular investments” refer to a cross-affiliate shareholding relationship under which three or more affiliate companies become connected through cross affiliate shareholdings by owning shares in other affiliates or by becoming an entity whose shares are owned by other affiliates.

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

In addition, the Government has been integrating mobile telephone identification numbers into a common prefix identification number “010” and gradually retracting the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, since January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. As the next step in the “010” integration process, the mobile telephone number prefix for all WCDMA and LTE service users has been changed to “010” as of January 1, 2014. The MSIP plans to complete the integration process by around 2018, when all mobile telephone numbers would have the prefix identification number “010.”

Rate Regulation.    Most network service providers must report to the MSIP the rates and contractual terms for each type of service they provide. However, as the dominant network service provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIP on our rates and terms of service; provided, however, that such pre-approval of the MSIP is not required, if we are planning to reduce the rates for any type of services that we provide under the

MSIP-approved contractual terms. The MSIP’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The MSIP may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. On October 23, 2015, the Government proposed a bill to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, the bill is still under review by the relevant sub-committee and was not passed during the most recent term of the National Assembly and will be automatically repealed on May 31, 2016 if not passed by then. Although the Government may resubmit this bill in the future, there is no assurance as to whether such bill will be passed.

Furthermore, in 2007, the Government announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers are now permitted to bundle their services, such as wireless data transmission service, wireless voice transmission service, broadband Internet access service, fixed-line telephone service and IPTV service, at a discounted rate; provided, however, that we and KT, as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO system was adopted for a duration of three years until September 22, 2013. The expiration date of the system was extended to September 22, 2016 under the amended Telecommunications Business Act, which became effective on August 13, 2013. Under this system, the MSIP may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication network facilities at a rate mutually agreed upon that complies with the standards set by the MSIP. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. To date, thirteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide benefits, such as discounted rates, to subscribers who subscribe to the service without receiving subsidies.

Interconnection.    Dominant network service providers such as ourselves that own essential infrastructure facilities or possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The MSIP sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT, LG U+ and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the MSIP grants permits to additional telecommunications service providers.

Frequency Allocation.    The MSIP has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIP is required to give a public notice. The MSIP also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIP for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2015, 2014 and 2013, the fee amounted to Won 189.8 billion, Won 188.1 billion and Won 206.5 billion, respectively.

We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 40 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum and 35 MHz of bandwidth in the 1.8 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

Mandatory Contributions and Obligations

Universal Service Obligation.    All telecommunications service providers other than value-added service providers, specific service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIP (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIP designates universal services and the service provider who is required to provide each service. Currently, under the MSIP guidelines, we are required to offer free subscription and a discount of between 30.0% to 50.0% of our monthly fee for wireless telecommunications services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to the MSIP guidelines, which differ from our accounting practices). In 2015, our contribution amount was Won 21.0 billion for our fiscal year 2014. In 2014, our contribution amount was Won 21.8 billion for our fiscal year 2013. In 2013, our contribution amount was Won 19.2 billion for our fiscal year 2012. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2015, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22% of our issued shares. As of December 31, 2015, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein. If such foreign shareholders increase their shareholdings in SK Holdings to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2015 (which we believe was 39.38%), would reach 64.60%, exceeding the 49.0% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the MSIP may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign shareholder which owns in the aggregate 15.0% or more of SK Holdings. Furthermore, SK Holdings will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIP will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. If a corrective order is issued to us by the MSIP arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MSIP may:

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2015, SK Group members owned in aggregate 25.2% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2015:

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

In December 2004, we constructed a building with an area of approximately 82,624 square feet, of which we have full ownership, for use as our corporate headquarters. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “Item 4.B. Business Overview — Cellular Services — Network Infrastructure.”

We maintain a range of insurance policies to cover our assets and employees, including our directors and officers. We are insured against business interruption, fire, lightning, flooding, theft, vandalism, public liability and certain other risks that may affect our assets and employees. We believe that the types and amounts of our insurance coverage are in accordance with general business practices in Korea.

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

Overview

Our operations are reported in three segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions platform services and lifestyle enhancement platform services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services and (3) other businesses, which include our commerce business, our hardware business and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by our subsidiary, PS&Marketing. Other sources of revenue include revenue from our IoT solutions platform services and lifestyle enhancement platform services as well as other miscellaneous cellular services.

In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including IPTV) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers. In addition, we derive revenue from international calling services and our business communications services through customized fee arrangements with our business customers.

In our others segment, we earn revenue principally from our commerce business through third-party seller fees earned (including commissions) for transactions in which we act as a selling agent to the “mini malls” on 11st, our online open marketplace platform, as well as advertising revenue from 11st and our O2O commerce solutions. Other sources of revenue include revenue from our hardware businesses through sales of projection display devices, high-end audio devices and intelligent agent machines, revenue from our security business operated by our subsidiary, Neosnetworks, advertising revenue from our “Nate” portal service operated by our subsidiary, SK Communications, and sales commissions through our mobile application marketplaces.

Our cellular service revenue and fixed-line telecommunications service revenue depend principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our others revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of 11st and the number of merchants that utilize 11st and our O2O platforms to advertise and promote their products and services and the extent of such advertisement and promotion.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

New Regulations Relating to Handset Subsidies.    We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Prior to the implementation of the MDDIA, there was intense competition among wireless telecommunications service providers to acquire subscribers by providing higher subsidies. In October 2014, the Government started limiting the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers under the MDDIA. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies.

In 2015, the increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA due to the increase in the applicable discount rate to 20% in April 2015 from 12% in October 2014 contributed to a decrease in revenue. Such increase also led to a decrease in our marketing expenses in 2015 compared to 2014. Furthermore, failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC and MSIP Proceedings.”

Abolishment of Initial Subscription Fees.    Upon recommendation by the MSIP, we, KT and LG U+ agreed to gradually reduce initial subscription fees charged to new customers and in August 2013, reduced the initial subscription fee by 40% and again by an additional 50% in August 2014. Starting in November 2014, we ceased charging any initial subscription fees to new customers. The gradual reduction and ultimate abolishment of initial subscription fees adversely impacted our wireless service revenues in 2014 and 2015 compared to 2013 and may continue to have a material impact on our results of operations in 2016. For more information about the rates we charge, see “Item 4.B. Business Overview — Cellular Services — Rate Plans” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIP determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIP has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2015 and any further reduction in interconnection rates by the MSIP may continue to impact our results of operations. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Decrease in Monthly Revenue per Subscriber.    We measure monthly average per subscriber using two metrics: billing average monthly per subscriber (“billing ARPU”) and total average monthly revenue per subscriber (“total ARPU”). Billing average monthly revenue per subscriber is derived by dividing the sum of total SK Telecom revenues from voice service and data service for the period by the monthly average number of subscribers (excluding the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period. Total ARPU is derived by dividing the sum of total SK Telecom revenues from voice service, data service, initial subscription fees and interconnection revenue, as well as other revenues, for the period by the monthly average number of subscribers (excluding the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period.

Our billing ARPU increased by 1.3% to Won 36,582 in 2015 from Won 36,101 in 2014 and increased by 4.5% in 2014 from Won 34,551 in 2013. The increases in billing ARPU in 2015 and 2014 were primarily due to the increase in LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless telecommunications services and greater data service usage attributable to increases in the number of smartphone users. In 2015, the increase in billing ARPU was partially offset by a decrease in revenue due to the increase in the applicable discount rate for subscribers that elected to receive discounted rates in lieu of receiving handset subsidies according to the MDDIA.

Our total ARPU decreased by 0.3% to Won 43,970 in 2015 from Won 44,124 and increased by 4.1% in 2014 from Won 42,377 in 2013. The decrease in total ARPU in 2015 was primarily due to decreases in initial subscription fees and interconnection revenue, which were partially offset by the reasons set forth above relating to the increase in billing ARPU in 2015. The increase in total ARPU in 2014 was primarily due to an increase in LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless telecommunications services and greater data service usage attributable to increases in the number of smartphone users.

Acquisition of SK Hynix Shares.    In February 2012, we acquired a 21.1% equity stake in SK Hynix, one of the world’s largest memory chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder. As of December 31, 2015, we held a 20.1% equity stake in SK Hynix. SK Hynix’s profit for the year was Won 4,323.6 billion in 2015, Won 4,195.2 billion in 2014 and Won 2,872.9 billion in 2013. Our investment in SK Hynix is accounted for using the equity method and the results of SK Hynix’s performance is reflected in our operating results as gains (loss) related to investments in subsidiaries and associates.

Acquisition of SK Networks’ Retail Distribution Business.    In April 2014, PS&Marketing acquired the retail distribution business of SK Networks. As a result of such acquisition, there were increases in wireless device sales in 2015, due to the reflection of the full year impact of the acquisition, compared to 2014, in which the acquisition only impacted results of operations for part of the year, and in 2014 compared to 2013, along with an increase in various related operating expenses, including cost of products that have been resold and labor costs.

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

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating income in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating income in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. The table below sets forth a reconciliation of our operating income as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for the years ended December 31, 2015, 2014 and 2013 to the operating income as presented in the consolidated statements of income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2015		2014		2013
	(In billions of Won)
Operating income pursuant to IFRS by IASB	￦	1,495.4	￦	1,607.9	￦	1,578.4
Differences:
Other income pursuant to IFRS
Fee revenues		—		(8.2)		(7.3)
Gain on disposal of property and equipment and intangible assets		(7.1)		(8.8)		(8.0)
Others		(23.8)		(39.5)		(59.7)

		(30.9)		(56.5)		(75.0)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS
Loss on impairment of property and equipment and intangible assets		35.8		47.5		13.8
Loss on disposal of property and equipment and intangible assets		21.4		33.0		267.5
Donations		72.5		67.8		82.1
Bad debt for accounts receivable — other		15.3		17.9		22.2
Others		98.5		107.5		122.2

		243.5		273.8		507.7

Operating income pursuant to K-IFRS	￦	1,708.0	￦	1,825.1	￦	2,011.1

However, there is no impact on profit for the year or earnings per share for the years ended December 31, 2015, 2014 and 2013.

Accounting Standards Updates

We have adopted amendments to IAS 19, Employee Benefits, for the years ended December 31, 2015. See note 3 of the notes to our consolidated financial statements for a summary of IAS 19, Employee Benefits. The adoption of these amendments is not expected to have a significant impact on our consolidated results of operations or financial position.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the Year Ended December 31,
	2015			2014			2013
	(In billions of Won, except percentage data)
Operating Revenue and Other Income	￦	17,167.6	100.0%	￦	17,220.3	100.0%	￦	16,677.0	100.0%
Revenue		17,136.7	99.8		17,163.8	99.7		16,602.1	99.6
Other income		30.9	0.2		56.5	0.3		74.9	0.4
Operating Expense		15,672.2	91.3		15,612.4	90.7		15,098.6	90.5
Operating Income		1,495.4	8.7		1,607.8	9.3		1,578.4	9.5
Profit before Income Tax		2,035.4	11.9		2,253.8	13.1		1,827.1	11.0
Income Tax Expense from Continuing Operations		519.5	3.0		454.5	2.6		400.8	2.4
Profit from Continuing Operations		1,515.9	8.8		1,799.3	10.4		1,426.3	8.6
Profit from Discontinued Operation, Net of Income Taxes(1)		—	—		—	—		183.2	1.1
Profit (Loss) for the Year Attributable to:
Owners of the Parent Company		1,518.6	8.8		1,801.2	10.5		1,638.9	9.8
Non-controlling Interests		(2.7)	(0.0)		(1.9)	(0.0)		(29.4)	(0.2)
Profit for the Year		1,515.9	8.8		1,799.3	10.4		1,609.5	9.6

(1)	Relates to results of operations of Loen Entertainment, which ceased being our consolidated subsidiary in July 2013.

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	Year Ended December 31,
	2015				2014			2013
	Amount			Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	10,720.50		62.6%	￦	11,010.6	64.2%	￦	11,001.1	66.3%
Cellular Interconnection		710.0		4.1		817.0	4.8		845.0	5.1
Wireless Device Sales		963.4		5.6		761.6	4.4		645.9	3.9
Miscellaneous(2)		875.4		5.1		938.6	5.5		823.5	5.0

Total Cellular Services Revenue		13,269.3		77.4		13,527.9	78.8		13,315.5	80.2
Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service	￦	420.6		2.5%	￦	467.3	2.7%	￦	474.4	2.9%
Fixed-line Interconnection		57.1		0.3		57.4	0.3		78.7	0.5
Broadband Internet Service and Advanced Media Platform Service		1,308.8		7.6		1,152.7	6.7		1,023.2	6.2
International Calling Service		99.1		0.6		112.0	0.7		127.0	0.8
Miscellaneous(3)		608.9		3.6		660.5	3.8		621.1	3.7

Total Fixed-line Telecommunication Services Revenue		2,494.5		14.6		2,449.9	14.3		2,324.4	14.0
Other Revenue
Commerce Service(4)	￦	988.5		5.8%	￦	911.5	5.3%	￦	742.6	4.5%
Portal Service(5)		63.9		0.4		73.0	0.4		92.2	0.6
Miscellaneous(6)		320.5		1.9		201.6	1.2		127.4	0.8

Total Other Revenue		1,372.9		8.0		1,186.0	6.9		962.2	5.8

Total Revenue	￦	17,136.7		100.0%	￦	17,163.8	100.0%	￦	16,602.1	100.0%

Total Revenue Growth		(0.2	) %			3.4%			2.9	%
Segment Operating Expense(7)
Cellular Services	￦	11,591.0		67.6%	￦	11,773.5	68.6%	￦	11,329.4	68.2%
Fixed-line Telecommunication Services		2,386.2		13.9		2,369.5	13.8		2,268.8	13.7
Others		1,451.5		8.5		1,195.8	7.0		992.8	6.0

Total Segment Operating Expense	￦	15,428.7		90.0%	￦	15,338.7	89.4%	￦	14,591.0	87.9%

Segment Operating Income
Cellular Services	￦	1,678.3		9.8%	￦	1,754.4	10.6%	￦	1,986.1	12.0%
Fixed-line Telecommunication Services		108.3		0.6		80.4	0.5		55.6	0.3
Others		(78.6)		(0.4)		(9.8)	(0.1)		(30.6)	(0.2)

Total Segment Operating Income	￦	1,708.0		10.0%	￦	1,825.1	10.6%	￦	2,011.1	12.1%

(1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT solutions platform services as well as other miscellaneous cellular services.

(3)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink.

(4)	Commerce service revenue includes revenues from 11st, our online open marketplace platform, and O2O commerce solutions.

(5)	Portal service revenue includes revenues from “Nate,” our online portal service operated by SK Communications, and Cyworld, a social networking service formerly operated by SK Communications. In March 2014, the Cyworld business was spun-off into an unaffiliated company.

(6)	Miscellaneous others revenue includes revenues from our hardware business, our security business operated by our subsidiary, Neosnetworks, and our online open marketplace for mobile applications, among other operations.

(7)	“Segment operating expense” means operating expense for each reportable segment presented in accordance with K-IFRS and therefore, does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

2015 Compared to 2014

Operating Revenue and Other Income.    Our consolidated operating revenue and other income decreased by 0.3% to Won 17,167.6 billion from Won 17,220.3 billion in 2014, due to the following decreases in operating revenue and other income.

Our consolidated operating revenue decreased slightly to Won 17,136.7 billion in 2015 from Won 17,163.8 billion in 2014, primarily due to decreases in wireless service revenue and cellular interconnection revenue, partially offset by increases in wireless device sales and broadband Internet service and advanced media platform service revenue, each as further discussed below.

Our consolidated other income decreased by 45.2% to Won 30.9 billion in 2015 from Won 56.5 billion in 2014 primarily due to a decrease in value-added tax refunds to Won 2.1 billion in 2015 from Won 8.1 billion in 2014 and a decrease in gain on disposal of property and equipment and intangible assets to Won 7.1 billion in 2015 from Won 8.8 billion in 2014.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, decreased by 1.9% to Won 13,269.3 billion in 2015 from Won 13,527.9 billion in 2014. The decrease in our cellular services revenue was principally due to decreases in our wireless service revenue and cellular interconnection revenue partially offset by an increase in our wireless device sales.

Wireless service revenue decreased by 2.6% to Won 10,720.5 billion in 2015 from Won 11,010.6 billion in 2014, primarily due to the decrease in initial subscription fees which we ceased charging beginning November 2014 and the increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA due to the increase in the applicable discount rate to 20% in April 2015 from 12% in October 2014.

Cellular interconnection revenue decreased by 13.1% to Won 710.0 billion in 2015 from Won 817.0 billion in 2014. The decrease was primarily attributable to decreases in interconnection rates and land-to-mobile call volume in 2015.

Wireless device sales increased by 26.5% to Won 963.4 billion in 2015 from Won 761.6 billion in 2014. Such increase was due in part to the reflection of the full year impact of the acquisition by PS&Marketing in April 2014 of the retail distribution business of SK Networks in 2015 compared to 2014 in which the acquisition only impacted revenue for part of the year.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service

(including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 1.8% to Won 2,494.5 billion in 2015 from Won 2,449.9 billion in 2014, primarily due to an increase in revenue from our broadband Internet service and advanced media platform service (including IPTV), partially offset by decreases in fixed-line telephone service revenue, miscellaneous fixed-line telecommunication services revenue and international calling service revenue. Fixed-line interconnection revenue was stable between 2014 and 2015.

Revenue from our broadband Internet service and advanced media platform service (including IPTV) increased by 13.5% to Won 1,308.8 billion in 2015 from Won 1,152.7 billion in 2014, primarily due to an increase in the number of IPTV subscribers to 3.5 million subscribers as of December 31, 2015 from 2.8 million subscribers as of December 31, 2014 and an increase in the purchase of paid media content by IPTV subscribers.

Fixed-line telephone service revenue decreased by 10.0% to Won 420.6 billion in 2015 from Won 467.3 billion in 2014, primarily due to a decrease in residential calling volume. Miscellaneous fixed-line telecommunication services revenue decreased by 7.8% to Won 608.9 billion in 2015 from Won 660.5 billion in 2014, primarily due to a decline in new contracts for business communications services provided by SK Broadband. International calling service revenue decreased by 11.5% to Won 99.1 billion in 2015 from Won 112.0 billion in 2014, primarily due to a decrease in international calling volume.

•

Others: The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous other revenue, increased by 15.8% to Won 1,372.9 billion in 2015 from Won 1,186.0 billion in 2014, due to increases in commerce service revenue and miscellaneous other revenue.

Commerce service revenue increased by 8.4% to Won 988.5 billion in 2015 from Won 911.5 billion in 2014, primarily due to an increase in the annual gross merchandise volume of 11st through its mobile version. Miscellaneous other revenue increased by 59.0% to Won 320.5 billion in 2015 from Won 201.6 billion in 2014, primarily due to increases in revenue from our security business operated by Neosnetworks and revenue from SK Planet’s advertising business.

Operating Expense.    Our consolidated operating expense increased by 0.4% to Won 15,672.2 billion in 2015 from Won 15,612.4 billion in 2014, primarily due to a 16.4% increase in cost of products that have been resold to Won 1,955.9 billion in 2015 from Won 1,680.1 billion in 2014, a 14.1% increase in labor cost to Won 1,893.7 billion in 2015 from Won 1,659.8 billion in 2014 and a 4.8% increase in depreciation and amortization to Won 2,845.3 billion in 2015 from Won 2,714.7 billion in 2014. Such increase was partially offset by an 8.5% decrease in commissions paid to Won 5,207.0 billion in 2015 from Won 5,692.7 billion in 2014.

The increase in cost of products that have been resold was primarily due to the reflection of the full year impact of the acquisition by PS&Marketing in April 2014 of the retail distribution business of SK Networks in 2015 compared to 2014 in which the acquisition only impacted associated costs for part of the year and an increase in high-end wireless device sales.

The increase in labor cost was primarily due to one-time severance payments in connection with our early retirement program and the increase in the number of employees at SK Broadband to further expand our advanced media platform service business and in connection with several acquisitions in 2014, including the acquisition by PS&Marketing of the retail distribution business of SK Networks in April 2014 and the acquisition by SK Planet of Shopkick in October 2014.

The increase in depreciation and amortization was primarily due to increased capital investments to upgrade our LTE network and broadband Internet fixed-line network and the increase in amortization of software.

The decrease in commissions paid was attributable mainly to the stabilized competitive environment due to the maturity of the LTE market and the implementation of the MDDIA as well as an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA.

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

•

Cellular services: The segment operating expense for our cellular services segment decreased by 1.6% to Won 11,591.0 billion in 2015 from Won 11,773.5 billion in 2014, primarily due to a decrease in commissions paid, which was partially offset by increases in cost of products that have been resold, labor cost and depreciation and amortization, each for the reasons described above.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment slightly increased to Won 2,386.2 billion in 2015 from Won 2,369.5 billion in 2014, primarily due to an increase in marketing costs to gain more subscribers to our IPTV service and an increase in labor cost due to an increase in the number of employees related to the expansion of our advanced media platform service business.

•

Others: The segment operating expense for our others segment increased by 21.4% to Won 1,451.5 billion in 2015 from Won 1,195.8 billion in 2014, primarily due to an increase in marketing costs relating to various promotional events for 11st and our O2O commerce solutions and an increase in labor cost due to the increase in the number of employees pursuant to the acquisition by SK Planet of Shopkick in October 2014.

Operating Income.    Our consolidated operating income decreased by 7.0% to Won 1,495.4 billion in 2015 from Won 1,607.8 billion in 2014, due to the decrease in operating revenue and other income and the increase in operating expense.

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

•

Cellular services: The segment operating income of our cellular services segment decreased by 4.3% to Won 1,678.3 billion in 2015 from Won 1,754.4 billion in 2014, primarily due to the decrease in initial subscription fees which we ceased charging beginning November 2014. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 12.6% in 2015 from 13.0% in 2014.

•

Fixed-line telecommunication services: The segment operating income of our fixed-line telecommunication services segment increased by 34.7% to Won 108.3 billion in 2015 from Won 80.4 billion in 2014, primarily due to the increase in revenue from our IPTV service despite the increase in costs to expand our advanced media platform service business. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 4.3% in 2015 from 3.3% in 2014.

•

Others: The segment operating loss of our others segment increased to Won 78.6 billion in 2015 from Won 9.8 billion in 2014. As discussed above, while revenue from our commerce service and miscellaneous other revenue increased in 2015, marketing costs related to such services increased to a greater extent, leading to a greater operating loss of our others segment.

Finance Income and Finance Costs.    Our finance income decreased by 17.8% to Won 103.9 billion in 2015 from Won 126.3 billion in 2014, primarily due to a 23.5% decrease in interest income to Won 45.9 billion in 2015 from Won 60.0 billion in 2014, which was mainly due to a general decrease in interest rates, and a 77.9% decrease in gain on valuation of derivatives to Won 1.9 billion in 2015 from Won 8.7 billion in 2014. Such decreases were partially offset by a gain on valuation of financial asset at fair value through profit or loss of Won 5.2 billion in 2015 relating to profit recognized from the early redemption of certain structured bonds compared to no such gain in

2014, a 23.4% increase in dividend income to Won 16.1 billion in 2015 from Won 13.0 billion in 2014 and a 16.1% increase in gain on foreign currency transactions to Won 18.9 billion in 2015 from Won 16.3 billion in 2014.

Our finance costs decreased by 9.5% to Won 350.1 billion in 2015 from Won 386.7 billion in 2014 primarily due to an 8.1% decrease in interest expense to Won 297.7 billion in 2015 from Won 323.9 billion in 2014, which was mainly due to a general decrease in interest rates, and a 95.2% decrease in loss relating to financial liability at fair value through profit or loss to Won 0.5 billion in 2015 from Won 10.4 billion in 2014. In 2014, we recognized such loss relating to financial liability at fair value through profit or loss due to the increase in the fair value of debentures in connection with the general decrease in interest rates. Such decreases were partially offset by a significant increase in loss on settlement of derivatives to Won 4.8 billion in 2015 from Won 0.7 billion in 2014.

Gains (Losses) Related to Investments in Subsidiaries and Associates.    Gains related to investments in subsidiaries and associates decreased 13.3% to Won 786.1 billion in 2015 from Won 906.3 billion in 2014, primarily due to an 8.1% decrease in share of profits of SK Hynix to Won 842.1 billion in 2015 from Won 916.5 billion in 2014. Such decrease was primarily due to the Won 88.7 billion gain recognized in connection with the dilution of equity interest in 2014 due to the conversion by noteholders of SK Hynix’s convertible bonds to SK Hynix’s common shares compared to no such gain recognized in 2015 despite the 3.1% increase in SK Hynix’s profit for the year to Won 4,323.6 billion in 2015 from Won 4,195.2 billion.

Income Tax.    Income tax expense from continuing operations increased by 14.3% to Won 519.5 billion in 2015 from Won 454.5 billion in 2014 notwithstanding a 9.7% decrease in profit before income tax to Won 2,035.4 billion in 2015 from Won 2,253.8 billion in 2014, primarily due to changes in unrealizable deferred taxes which led to an increase in income tax expense of Won 83.6 billion in 2015, mainly related to the dividend in kind made by SK Planet of SK Communication’s common shares to SK Telecom, compared to such changes which led to a decrease in income tax expense of Won 43.8 billion in 2014. Our effective tax rate in 2015 increased by 5.3%p to 25.5% in 2015 from 20.2% in 2014, primarily for the reasons set forth above.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year decreased by 15.8% to Won 1,515.9 billion in 2015 from Won 1,799.3 billion in 2014. Profit for the year as a percentage of operating revenue and other income was 8.8% in 2015 compared to 10.4% in 2014.

2014 Compared to 2013

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 3.3% to Won 17,220.3 billion in 2014 from Won 16,677.0 billion in 2013, due to the following increases in operating revenue and other income.

Our consolidated operating revenue increased by 3.4% to Won 17,163.8 billion in 2014 from Won 16,602.1 billion in 2013, primarily as a result of improved revenues from our consolidated subsidiaries, including an increase in wireless device sales principally due to the acquisition by PS&Marketing of the retail distribution business of SK Networks in April 2014, strong growth of SK Planet’s commerce service businesses such as 11th Street and increased revenue from SK Broadband’s IPTV services, as well as growth in the number of new subscribers to our LTE service and increase in data usage.

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

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 1.6% to Won 13,527.9 billion in 2014 from Won 13,315.5 billion in 2013.

The increase in our cellular services revenue was principally due to increases in our wireless device sales and miscellaneous cellular services revenue, partially offset by a decrease in cellular interconnection revenue. There was no significant change in wireless service revenue between 2013 and 2014.

Wireless device sales increased by 17.9% to Won 761.6 billion in 2014 from Won 645.9 billion in 2013, primarily due to the acquisition by PS&Marketing of 190 retail stores as part of its acquisition of the retail distribution business of SK Networks in April 2014. Miscellaneous cellular services revenue increased by 14.0% to Won 938.6 billion in 2014 from Won 823.5 billion in 2013, primarily due to an increase in revenue from our Internet solutions business.

Cellular interconnection revenue decreased by 3.3% to Won 817.0 billion in 2014 from Won 845.0 billion in 2013. The decrease was primarily attributable to decreases in interconnection rates in 2014, which was partially offset by an increase in total call volume to mobile devices.

Wireless service revenue remained steady at Won 11,010.6 billion in 2014 compared to Won 11,001.1 billion in 2013. Factors that contributed to an increase in wireless service revenue in 2014 were an increase in the number of subscribers that subscribe to LTE plans, which have higher monthly rates than our other wireless service plans, as well as an increase in the number of LTE subscribers that subscribe to more expensive fixed-rate plans that feature a higher data transmission allowance (in connection with the increased availability of data-intensive wireless contents such as mobile video streaming). A factor that offset this increase and contributed to a decrease in wireless service revenue in 2014 was a decrease in initial subscription fees which we ceased charging beginning November 2014 after gradually decreasing the fee since August 2013.

•

Fixed-line telecommunication services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service, fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 14.3% to Won 2,449.9 billion in 2014 from Won 2,324.4 billion in 2013, primarily due to an increase in revenue from our broadband Internet service and advanced media platform service and miscellaneous fixed-line telecommunications services, partially offset by decreases in revenue from fixed-line interconnection, international calling service and fixed-line telephone service.

Revenue from our broadband Internet service and advanced media platform service increased by 12.7% to Won 1,152.7 billion in 2014 from Won 1,023.2 billion in 2013, primarily attributable to an increase in the number of IPTV subscribers to 2.8 million subscribers as of December 31, 2014 from 2.1 million subscribers as of December 31, 2013. Revenue from our miscellaneous fixed-line telecommunication services increased by 6.3% to Won 660.5 billion in 2014 from Won 621.1 billion in 2013, primarily due to an increase in subscribers of SK Telink’s MVNO service.

Fixed-line interconnection revenue decreased by 27.1% to Won 57.4 billion in 2014 from Won 78.7 billion in 2013, primarily due to a decrease in residential calling volume. International calling service revenue decreased by 11.8% to Won 112.0 billion in 2014 from Won 127.0 billion in 2013, primarily due to a decrease in international calling volume. Fixed-line telephone service revenue decreased by 1.5% to Won 467.3 billion in 2014 from Won 474.4 billion in 2013, primarily due to a decrease in residential calling volume.

•

Others: The revenue of our others segment, which is composed of revenues from our commerce service and portal service and miscellaneous other revenue, increased by 3.4% to Won 1,186.0 billion in 2014 from Won 962.2 billion in 2013, due to increases in commerce service revenue and miscellaneous other revenue, partially offset by a decrease in portal service revenue.

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

•

Cellular services: The segment operating expense for our cellular services segment increased by 3.9% to Won 11,773.5 billion in 2014 from Won 11,329.4 billion in 2013, primarily due to increases in commissions paid, cost of products that have been resold and labor costs, each for the reasons described above, and an increase in depreciation and amortization expenses, which was attributable mainly to an increase in our LTE wireless network equipment and amortization of our frequency licenses.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 4.4% to Won 2,369.5 billion in 2014 from Won 2,268.8 billion in 2013, primarily due to an increase in commissions paid related to IPTV contents.

•

Others: The segment operating expense for our others segment increased by 20.4% to Won 1,195.8 billion in 2014 from Won 992.8 billion in 2013, primarily due to an increase in marketing costs resulting from increased competition in the e-commerce market.

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

•

Cellular services: The segment operating income of our cellular services segment decreased by 11.7% to Won 1,754.4 billion in 2014 from Won 1,986.1 billion in 2013, primarily due to an increase in marketing expenses to acquire new LTE subscribers in the first half of 2014 amidst intensified competition among us, KT and LG U+. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating income divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 13.0% in 2014 from 14.9% in 2013.

•

Fixed-line telecommunication services: The segment operating income of our fixed-line telecommunication services segment increased by 44.6% to Won 80.4 billion in 2014 from Won 55.6 billion in 2013, due to an increase in revenue from our broadband Internet service and advanced media platform service, which is mainly attributable to the growth in our IPTV service. Driven by strong growth in our IPTV service, the segment operating margin of our fixed-line telecommunication services segment increased to 3.3% in 2014 from 2.4% in 2013.

•

Others: The segment operating loss of our others segment decreased to Won 9.8 billion in 2014 from Won 30.6 billion in 2013. As discussed above, while our commerce service revenue increased in 2014, intense competition in the commerce service industry led to increased marketing costs, and thus, the profitability of our commerce service business did not improve in 2014; however, while our portal service revenue decreased in 2014, our operating expenses related to this business decreased to a greater degree such that the profitability of our commerce service business improved in 2014 resulting in the aforementioned decrease in the segment operating loss of our others segment.

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

Profit from Discontinued Operations.    We did not recognize any profit or loss from discontinued operations in 2014. In 2013, we recognized profit from discontinued operations of Won 183.2 billion with respect to the disposition by SK Planet of its 52.6% equity stake in Loen Entertainment for an aggregate sale price of approximately Won 265.9 billion.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year increased by 11.8% to Won 1,799.3 billion in 2014 from Won 1,609.5 billion in 2013. Profit for the year as a percentage of operating revenue and other income was 10.4% in 2014 compared to 9.7% in 2013.

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 0.7% in 2015, 1.3% in 2014 and 1.3% in 2013.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 96.3 billion as of December 31, 2015 and Won 337.2 billion as of December 31, 2014. The working capital deficit as of December 31, 2015 was primarily due to working capital needs in the ordinary course of business. The working capital deficit as of December 31, 2014 was primarily due to cash expenditures in 2014 used to fund SK Planet’s acquisition of Shopkick and SK Telecom’s acquisitions of Neosnetworks and Iriver. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 1,552.3 billion as of December 31, 2015 and Won 1,427.7 billion as of December 31, 2014. We had outstanding short-term borrowings of Won 260.0 billion as of December 31, 2015 and Won 366.6 billion as of December 31, 2014. As of December 31, 2015, we had credit lines with several local banks that provided for borrowing of up to Won 490.0 billion, Won 450.0 billion of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 768.9 billion as of December 31, 2015 and Won 834.4 billion as of December 31, 2014. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2015		2014		2013		2015 to 2014			2014 to 2013
	(In billions of Won, except percentages)
Net Cash Provided by Operating Activities	￦	3,778.1	￦	3,677.4	￦	3,558.6	￦	100.7	2.7%	￦	118.8	3.3%
Net Cash Used in Investing Activities		(2,880.5)		(3,683.2)		(2,506.5)		802.7	(21.8)		(1,176.7)	46.9
Net Cash Used in Financing Activities		(964.6)		(559.4)		(573.2)		(405.2)	72.4		13.8	(2.4)
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		1.5		1.0		(0.4)		0.5	49.2		1.4	N/A
Net Increase (Decrease) in Cash and Cash Equivalents		(67.0)		(565.2)		478.9		498.2	(88.2)		(1,044.1)	N/A
Cash and Cash Equivalents at Beginning of Period		834.4		1,398.6		920.1		(564.2)	(40.3)		478.5	52.0
Cash and Cash Equivalents at End of Period		768.9		834.4		1,398.6		(65.5)	(7.9)%		(564.2)	(40.3)%

N/A = Not applicable.

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 3,778.1 billion in 2015, Won 3,677.4 billion in 2014 and Won 3,558.6 billion in 2013. Profit for the year was Won 1,515.9 billion in 2015, Won 1,799.3 billion in 2014 and Won 1,609.5 billion in 2013. Net cash provided by operating activities in 2015 increased slightly by 2.7% from 2014. Net cash provided by operating activities in 2014 increased by 3.3% from 2013, primarily due to an 11.8% increase in profit for the year to Won 1,799.3 billion in 2014 from Won 1,609.5 billion in 2013.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 2,880.5 billion in 2015, Won 3,683.2 billion in 2014 and Won 2,506.5 billion in 2013. Cash inflows from investing activities were Won 914.5 billion in 2015, Won 341.4 billion in 2014 and Won 1,251.8 billion in 2013. Cash inflows in 2015 were primarily attributable to collection of short-term loans of Won 398.3 billion and proceeds from disposals of investments in associates and joint ventures of Won 185.1 billion, mostly in connection with the disposal of 27,725,264 shares of KEBHana Card for Won 176.3 billion. Cash inflows in 2014 were primarily attributable to collection of short-term loans of Won 207.4 billion. Cash inflows in 2013 were primarily attributable to collection of short-term loans of Won 290.9 billion, proceeds from disposal of long-term investment securities of Won 287.8 billion, mostly in connection with the merger of SK Marketing & Co., Ltd. into SK Planet in February 2013, proceeds from disposal of a subsidiary of Won 215.9 billion, mostly attributable to the sale in July 2013 of shares of Loen Entertainment, net proceeds from the disposition of non-current assets held for sale of

Won 190.4 billion, relating to the sale of shares of SKY Property Management, and a decrease in short-term financial instruments, net of Won 186.4 billion, the proceeds of which were used to repay our outstanding debt.

Cash outflows for investing activities were Won 3,795.0 billion in 2015, Won 4,024.6 billion in 2014 and Won 3,758.3 billion in 2013. Cash outflows in 2015, 2014 and 2013 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,478.8 billion, Won 3,008.0 billion and Won 2,879.1 billion, respectively, primarily in connection with the acquisition of LTE equipment and the expansion of our LTE network. In 2015, the decrease in cash outflows for the acquisition of property, plant and equipment was partially offset by an increase in cash outflows for the acquisition of long-term investment securities to Won 312.3 billion in 2015 compared to Won 41.3 billion in 2014 and Won 22.1 billion in 2013, primarily due to the acquisition of a 2.06% equity interest in Hana Financial Group Inc.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 964.6 billion in 2015, Won 559.4 billion in 2014 and Won 573.2 billion in 2013. Cash inflows from financing activities were Won 1,375.2 billion in 2015, Won 1,421.0 billion in 2014 and Won 1,852.2 billion in 2013. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,375.0 billion in 2015, Won 1,255.5 billion in 2014 and Won 1,328.7 billion in 2013, proceeds from long-term borrowings, which provided cash of Won 62.6 billion in 2014 and Won 105.1 billion in 2013, and the issuance of hybrid bonds in 2013, which provided cash of Won 398.5 billion. In 2014, we had cash inflows of Won 102.9 billion due to proceeds from short-term borrowings.

Cash outflows for financing activities were Won 2,339.8 billion in 2015, Won 1,980.5 billion in 2014 and Won 2,425.4 billion in 2013. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of debentures, acquisition of treasury stock and repayment of short-term borrowings, among other items. Payment of dividends were Won 668.5 billion in 2015, Won 666.8 billion in 2014 and Won 655.9 billion in 2013. Repayments of other long-term account payables were Won 191.4 billion in 2015, Won 207.8 billion in 2014 and Won 161.6 billion in 2013. Repayment of long-term borrowings were Won 21.9 billion in 2015, Won 23.3 billion in 2014 and Won 467.2 billion in 2013. Repayment of debentures were Won 620.0 billion in 2015, Won 1,039.9 billion in 2014 and Won 772.0 billion in 2013. Decrease in short-term borrowings, net accounted for Won 106.6 billion and Won 340.2 billion of cash outflows for financing activities in 2015 and 2013, respectively. In 2015, we had cash outflows of Won 490.2 billion due to acquisition of treasury stock and cash outflows of Won 220.4 billion related to equity interest transactions, principally in connection with the Share Exchange.

As of December 31, 2015, we had total long-term debt (excluding current portion) outstanding of Won 6,560.7 billion, which included debentures in the amount of Won 6,439.1 billion and bank and institutional borrowings in the amount of Won 121.6 billion. As of December 31, 2014, we had total long-term debt (excluding current portion) outstanding of Won 5,798.9 billion, which included debentures in the amount of Won 5,649.2 billion and bank and institutional borrowings in the amount of Won 149.7 billion. The increase in our long-term debt as of December 31, 2015 was primarily due to an increase in debentures issued during 2015 to acquire treasury stock. For a description of our long-term debt, see note 18 of the notes to our consolidated financial statements.

As of December 31, 2015, we had Won 4,535.7 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 3,385.7 billion, SK Broadband issued Won 1,120.0 billion and PS&Marketing issued Won 30.0 billion, and Won 2,603.9 billion aggregate principal amount of debentures outstanding denominated in foreign currencies, including U.S. dollars, Swiss Francs and Australian Dollars. The interest rates of our debentures range from 1.75% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2015, a substantial portion of our foreign currency-denominated long-term borrowings, which amounted to approximately 28.5% of our total outstanding long-term debt, including current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.

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

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new growth engines, including our three next-generation growth platforms, IoT solutions, lifestyle enhancement and advanced media. In addition, we have used funds for the acquisition of treasury shares, financing of our subscribers’ handset purchases on installment payment plans and payment of retirement and severance benefits.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2016. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2015, 2014 and 2013:

	Year Ended December 31,
	2015		2014		2013
	(In billions of Won)
LTE Network	￦	1,022.7	￦	1,357.2	￦	1,439.4
WCDMA Network		90.0		92.3		124.2
Fixed-line Network		393.1		399.0		403.5
Other Network(1)		332.4		283.2		338.5
Others(2)		640.6		876.3		573.5

Total	￦	2,478.8	￦	3,008.0	￦	2,879.1

(1)	Includes investments in our CDMA, WiBro and Wi-Fi networks as well as other capital expenditures related to our networks.

(2)	Includes non-network related investments such as capital expenditures for product development and maintenance and upgrades of our information technology systems and equipment.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2015, 2014 and 2013 were Won 2,478.8 billion, Won 3,008.0 billion and Won 2,879.1 billion, respectively. Of such amounts, we spent approximately 41.3%, 45.1%, 50.0% in 2015, 2014, 2013, respectively, on capital expenditures related to expanding and enhancing the quality of our LTE network. Our other non-network related capital expenditures in 2015, 2014 and 2013 primarily related to developing new products and maintenance and upgrades to our information technology systems.

We were required to pay the cost of our WCDMA license for 2 x 10 MHz of spectrum in the 2.1 GHz band that we acquired in May 2010 in annual installments of Won 17.5 billion each year from 2012 through 2014 after the initial payment of Won 52.6 billion in 2010. We are also required to pay license fees for the additional frequency licenses in the 800 MHz and 1.8 GHz spectrums that we acquired in 2011. The license fee for the 30 MHz bandwidth in the 800 MHz spectrum was Won 416.5 billion, of which Won 208.3 billion was paid in 2011 with the remainder paid in annual installments from 2013 through 2015. The license fee for the 20 MHz of bandwidth in the 1.8 GHz spectrum was Won 995.0 billion, of which Won 74.6 billion, Won 74.6 billion and

Won 248.8 billion was paid in 2013, 2012 and 2011, respectively, and the remainder has been waived in connection with our return of the right to use the 20 MHz bandwidth. The license fee for the 35 MHz of bandwidth in the 1.8 GHz spectrum was Won 1.08 trillion, of which Won 115.2 billion was paid in 2013, and the remainder is payable in annual installments through the end of the license period in 2021. In addition, we were reallocated 27 MHz of spectrum in the 2.3 GHz band for our WiBro service in March 2012. The license fee for such spectrum is Won 17.3 billion, of which Won 8.7 billion was paid in 2012, and the remainder is payable in annual installments from 2014 through 2016. For more information, see note 17 of the notes to our consolidated financial statements.

In addition, we have been making capital expenditures to build more advanced networks based on LTE technology. We commenced commercial LTE services in July 2011 and expanded our LTE network nationwide and launched our LTE multi-carrier technology in 2012. We launched our LTE-A service in June 2013, our wideband LTE-A service in September 2013 and our tri-band LTE-A service in December 2014. For a more detailed description of our LTE network, see “Item 4.B. Business Overview — Digital Wireless Network — LTE Network.” We plan to continue to make capital investments in 2016 to further improve and expand our LTE network and develop related technologies.

We expect that our capital expenditure amount in 2016 will be similar to that of 2015. Our expenditures will be for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our platform business portfolio and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth engines, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2016 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise, including in connection with building out our networks on any new bandwidths we may acquire in the frequency bandwidth auctions to be held by the MSIP in 2016. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2015, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2016	￦ 964.1
2017	867.5
2018	1,606.7
2019 and thereafter	4,118.8

We note that no commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20.0% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25.0% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

Investments in New Growth Engines.    We may also require capital for investments to support our development of new growth engines.

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

In addition, upon the completion of the acquisition of a 30.0% interest in CJ HelloVision described in “Item 4. Information on the Company — Item 4.A. History and Development of the Company — Recent Developments,” we will be required to pay the share purchase price of Won 500.0 billion and may need to make additional capital expenditures in connection with the subsequent merger and integration of CJ HelloVision’s business with ours.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2015 was Won 98.9 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 426.4 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 22 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 668.5 billion in 2015, Won 666.8 billion in 2014 and Won 655.9 billion in 2013.

In April 2016, we distributed annual dividends at Won 9,000 per share to our shareholders for an aggregate payout amount of Won 635.5 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2015, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	￦	7,139.7	￦	670.0	￦	2,410.4	￦	1,534.8	￦	2,524.5
Interest		1,374.3		227.9		317.5		254.2		574.7
Long-term borrowings
Principal		417.4		294.1		63.8		39.3		20.2
Interest		10.7		4.0		5.1		1.1		0.5
Capital lease obligations
Principal		0		0		—		—		—
Interest		—		—		—		—		—
Operating leases		—		—		—		—		—
Facility deposits		5.5		0.4		—		—		5.1
Derivatives		92.5		4.9		87.6		—		—
Other long-term payables(2)
Principal		709.9		120.7		235.7		235.7		117.8
Interest		69.1		19.8		29.6		16.4		3.3
Short-term borrowings		260.0		260.0	—		—		—

Total contractual cash obligations	￦	10,079.1	￦	1,601.8	￦	3,149.7	￦	2,081.5	￦	3,246.1

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of frequency licenses. See note 17 of the notes to our consolidated financial statements.

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

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Allowance for doubtful accounts amounted to Won 344.0 billion in 2015 and Won 328.2 billion in 2014. As there was no significant change in our assumptions and judgments including on the aging of accounts receivables, past customer default experience and credit status, and economic and industrial factors, there was no significant change in the percentage of allowance for doubtful accounts as of December 31, 2015 compared to the prior year. If economic or specific industry trends worsen beyond our estimates, the allowances for doubtful accounts we have recorded may be materially adjusted in the future.

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

Our intangible assets include our frequency usage rights, which have contractual lives of 6.3 to 13.1 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2015. See note 17 of the notes to our consolidated financial statements.

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

Provisions for Handset Subsidy and Restoration

We provide handset subsidies to subscribers who purchase handsets on an installment basis. When the subscribers agree to use our services for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and we estimate a provision for handset subsidies to be paid, which is recognized as commissions paid in operating expenses at the time telecommunication service contracts are made. Our provision for handset subsidies was Won 5.7 billion as of December 31, 2015 and Won 26.8 billion as of December 31, 2014. Our provision for handset subsidies has decreased as we gradually reduced the amount of handset subsidies provided to subscribers.

We estimate restoration costs required to restore leased premises on which our cell sites and switching equipment are located after termination of the leases. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the relevant liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. See note 20 of the notes to our consolidated financial statements.

Retirement Benefit Plans

We have defined retirement benefit plans. The costs of providing benefits under the plans are determined using actuarial valuation methods that require management assumptions on discount rates, expected rates of salary increases and expected rates of returns on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined retirement benefit plans. We immediately recognize all actuarial gains and losses arising from defined retirement benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 0.5%, then the estimated defined benefit obligations would have decreased by Won 20.7 billion, or 3.9% in total. If the expected rates of salary increase were increased by 0.5%, then the estimated defined benefit obligations would have increased by Won 22.6 billion, or 4.3% in total. Defined benefit liabilities were Won 98.9 billion in 2015 and Won 91.6 billion in 2014. Defined benefit liabilities in 2015 increased by Won 7.8 billion compared to 2014 due to a decrease by 0.55%p of the estimated average discount rate despite a decrease by 0.18%p of the average expected rates of salary increase. See note 22 of the notes to our consolidated financial statements.

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

We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2015 and 2014, unused tax loss carryforwards of Won 1,034.0 billion and Won 729.6 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of Won 304.4 billion in unrecognized tax loss carryforwards in 2015 compared to 2014 was primarily related to the tax loss that arose from the Won 336.0 billion decrease in deductible temporary difference related to the dividend in kind made by SK Planet of SK Communication’s common shares to SK Telecom. See note 31 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

We maintain a high level of spending on our research and development activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

In 2015, 2014 and 2013, our annual research and development expenses were Won 322.7 billion, Won 397.8 billion and Won 363.7 billion, respectively. Such expenses consist of research and development costs that are expensed and costs that are amortized during the respective period.

Our total research and development expenses were approximately 1.9% in 2015, 2.3% in 2014 and 2.1% in 2013, respectively, of operating revenue and other income.

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our LTE network, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. Our research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. To more efficiently manage our research and development resources, our research and development center is organized into the following core areas:

•

Network Technology R&D Center, through which we research and develop 5G-related technologies as well as technologies for access network, core network, broadband Internet, wireless devices and next-generation open source software;

•	Future Technology R&D Center, through which we research and develop technologies for human machine interface, artificial intelligence, video, big data and other business solutions;

•

Platform Technology R&D Center, through which we research and develop technologies for our IoT solutions platform, lifestyle enhancement platform and advanced media platform and quantum technologies; and

•	Network IT Convergence R&D Center, through which we research and develop technologies that converge network technology and information technology in the ICT area.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Dong Hyun Jang	Aug. 20, 1963	2015	2018	President and Chief Executive Officer	—	Chief Operating Officer, SK Planet; Chief Marketing Officer, Chief Finance Officer, and Executive Vice President of Strategy and Planning Division, SK Telecom

Dae Sik Cho	Nov. 27, 1960	2013	2019	Executive Director	Chief Executive Officer, SK Holdings	Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management Office, SK Holdings

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Shick Oh	Nov. 28, 1954	2013	2019	Independent Non-executive Director	Advisor, Bae, Kim & Lee LLC	Outside Director, CJ Corporation, Head of Seoul Regional Tax Office; Head of Investigation Department, Korea National Tax Service

Jay Young Chung	Oct. 15, 1944	2011	2017	Independent Non-executive Director	Honorary Professor, Sung Kyun Kwan University	Chief, Asia-Pacific Economic Association; Vice President, Sung Kyun Kwan University; Independent Non-executive Director, POSCO

Jae Hoon Lee	Sep. 26, 1955	2014	2017	Independent Non-executive Director	President, Association of Future Strategy Forum on Energy & Resources Development	Vice Minister, Ministry of Knowledge Economy; Vice Minister, Ministry of Commerce, Industry and Energy; Assistant Minister, Ministry of Commerce, Industry and Energy

Jae Hyeon Ahn	Feb. 2, 1961	2014	2017	Independent Non-executive Director	Vice President, College of Business, KAIST	Dean, College of Information and Media Management, KAIST; President, Korea Media Management Association; Senior Technical Staff Member, AT&T Bell Labs

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2015 totaled approximately Won 2.6 billion. This amount included Won 163 million in salary and Won 553 million in bonus paid to our former director and President and Chief Executive Officer, Mr. Sung Min Ha, who has since resigned, and Won 82 million in salary and Won 441 million in bonus paid to our former director and Head of our Corporate Vision Department, Mr. Dong Seob Jee, who has since resigned.

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

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Dong Hyun Jang, and two independent directors, Jae Hoon Lee and Jae Hyeon Ahn.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of four independent directors, Jae Hoon Lee, Jay Young Chung, Dae Shick Oh and Jae Hyeon Ahn.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Jay Young Chung, Dae Shick Oh and Jae Hoon Lee.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jae Hyeon Ahn, Jay Young Chung and Dae Shick Oh.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2013	21,546	2,243	23,789
December 31, 2014	24,404	1,285	25,689
December 31, 2015	24,479	1,513	25,992

Labor Relations

As of December 31, 2015, SK Telecom had a company union consisting of 1,968 regular employees out of 3,892 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2013 were completed in October 2013 and resulted in an average wage increase of 1.5% for SK Telecom employees. Our wage negotiations for 2014 were completed in May 2014 and resulted in no change to the average wage of SK Telecom employees. Our wage negotiations for 2015 were completed in November 2015 and resulted in an average monthly wage increase of Won 80,000 for SK Telecom employees. Our wage negotiations for 2016 have not commenced yet. We consider our relations with our employees to be good.

Employee Benefits

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2015, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 525.3 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 426.4 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, this agreement provides for a one-year guarantee of the same wage level in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2015 was set at 2.04% of SK Telecom’s profit before income tax on a separate basis, or Won 30.0 billion. The contribution amount for 2014 was set at 1.51% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion. The contribution amount for 2013 was set at 1.64% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including housing loans, free medical examinations, subsidized on-site child care facilities and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2016:

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

As of the close of our shareholders’ registry on December 31, 2015, approximately 60.62% of our issued shares were held in Korea by approximately 61,372 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2015, there were 34,173 U.S. holders of our ADRs evidencing ADSs and 9,245,141 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 13.1% of our outstanding common shares.

The following table sets forth certain information as of March 31, 2016 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares and with respect to the total amount of such shares owned by our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	28.84%
Treasury shares(1)	10,136,551	12.55	14.36
Officers and Directors	251	0.00	—
Other Domestic Shareholders	17,740,302	21.97	25.12
Foreign Shareholders(2)
Shareholders holding ADRs	9,259,552	11.47	13.11
Shareholders holding common stock	23,245,603	28.79	32.92
Total Issued Shares	80,745,711	100%	—
Total Outstanding Shares(3)	70,609,160	—	100%

(1)	Treasury shares do not have any voting rights. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program.

(2)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(3)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2015	2014	2013
	(As a percentage of total issued shares)(1)
SK Group(2)	25.22%	25.22%	25.22%
SK Holdings	25.22	25.22	25.22
National Pension Service	8.62	7.09	5.90

(1)	Includes 10,136,551, 9,809,375 and 9,809,375 shares held in treasury as of December 31, 2015, 2014 and 2013, respectively. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program.

(2)	SK Group’s ownership interest as of December 31, 2015, 2014 and 2013 consisted of the ownership interest of SK Holdings only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

On July 1, 2007, the company formerly known as SK Corporation underwent a corporate reorganization, pursuant to which SK Corporation spun off substantially all of its operating business divisions into a newly established corporation named SK Energy Co., Ltd. The surviving company currently operates as a holding company, renamed SK Holdings. Ownership of all our shares held by SK Corporation immediately preceding the reorganization passed to SK Holdings as of July 1, 2007. On August 1, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings.

As of March 31, 2016, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and

Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2016, the total number of our common shares outstanding was 70,609,160.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2015.

SK Networks

In September 2009, we acquired the leased-line business and related ancillary businesses from SK Networks for Won 892.8 billion and assumed Won 611.4 billion of debt as part of the transaction. Prior to such acquisition, KT and SK Networks provided a substantial majority of our leased lines. For a more detailed discussion of the lines we lease from fixed-line operators, see “Item 4.B. Business Overview — Cellular Services — Network Infrastructure.” In addition, PS&Marketing acquired the retail distribution business of SK Networks in April 2014.

As of December 31, 2015, we had Won 1.6 billion of accounts receivable from SK Networks. As of the same date, we had Won 208.3 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&M. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,258.0 billion, Won 1,509.0 billion and Won 1,463.3 billion in 2015, 2014 and 2013.

SK Holdings

We enter into agreements with SK Holdings from time to time for specific information technology-related projects. The aggregate fees we paid to SK Holdings for information technology services amounted to Won 324.1 billion in 2015, Won 360.8 billion in 2014 and Won 357.9 billion in 2013. We also purchase various information technology-related equipment from SK Holdings from time to time. The total amount of such purchases was Won 236.4 billion in 2015, Won 168.8 billion in 2014 and Won 206.3 billion in 2013. We are a party to several service agreements with SK Holdings relating to the development and maintenance of our information technologies systems. We also pay SK Holdings for use of the SK brand.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-71.

Legal Proceedings

FTC Proceedings

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

In July 2012, the FTC fined us Won 25.0 billion for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. We paid such fine in November 2012 and filed an appeal at the Seoul High Court, which ruled in favor of us in May 2014. The FTC appealed the decision to the Supreme Court of Korea, which ruled in favor of us in March 2016.

KCC and MSIP Proceedings

Prior to the implementation of the MDDIA, the KCC and the MSIP imposed suspensions on acquiring new subscribers and fines on us for providing subsidies to subscribers which were not universally available. In 2013, the KCC imposed fines on us of Won 96.3 billion in aggregate. In 2014, the KCC and the MSIP suspended us from acquiring new subscribers for an aggregate of 52 days and imposed fines on us of Won 54.6 billion in aggregate.

On March 26, 2015, the KCC imposed a fine of Won 23.5 billion on us and imposed a suspension on acquiring new subscribers for a period of seven days for providing subsidies to subscribers in excess of the amounts permitted under the MDDIA. We suspended acquisition of new customers during the period from October 1, 2015 to October 7, 2015. On May 13, 2015, the KCC imposed a fine of Won 3.6 billion on us and issued a correctional order for violating its obligations to protect personal information. We paid such fine in July 2015 and reported to the KCC on the implementation of actions pursuant to the correctional order in September 2015. On May 28, 2015 and December 10, 2015, the KCC imposed a fine of Won 350 million and Won 560 million, respectively, on us and issued a correctional order for misleading and exaggerated advertisement of bundled wireless and fixed-line telecommunications products. On January 14, 2016, the KCC imposed a fine of Won 15 million on us and issued a correctional order for failure to comply with the retention period for our subscribers’ personal information.

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

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. Various lawsuits have been filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to three of the lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of December 31, 2015, twelve of the lawsuits, seeking damages of approximately Won 0.8 billion in aggregate, were pending at various district courts, various high courts and the Supreme Court of Korea.

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

We pay cash dividends to the ADR depositary in Won. Under the terms of the deposit agreement, cash dividends received by the ADR depositary generally are to be converted by the ADR depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the ADR depositary’s fees and expenses. The ADR depositary’s designated bank in Korea must approve this conversion and remittance of cash dividends. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares” and “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations.”

The following table sets forth the dividend per share and the aggregate total amount of dividends declared (including any interim dividends), as well as the number of outstanding shares entitled to dividends, with respect to the years indicated. The dividends set out for each of the years below were paid in the immediately following year.

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2011	9,400	656.5	69,694,999	(1)
2012	9,400	655.1	69,694,999
2013	9,400	666.4	70,936,336
2014	9,400	666.8	70,936,336
2015	10,000	708.1	70,609,160	(2)

(1)	The number of shares entitled to the interim dividend was 71,094,999.

(2)	The number of shares entitled to the interim dividend was 72,629,160.

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

The principal trading market for our common shares is the KRX KOSPI Market. As of March 31, 2016, 70,609,160 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2016, ADSs representing 9,259,552 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of our common shares on the KRX KOSPI Market since January 1, 2011:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2011	172,500	131,000	141,500	214,788
First Quarter	172,500	156,000	163,500	124,796
Second Quarter	169,000	152,500	161,500	160,839
Third Quarter	161,500	131,000	149,500	324,018
Fourth Quarter	165,000	141,500	141,500	249,500
2012	161,000	120,500	152,500	216,031
First Quarter	146,000	134,500	139,500	193,924
Second Quarter	142,500	120,500	125,000	284,712
Third Quarter	153,000	125,000	147,000	208,276
Fourth Quarter	161,000	145,500	152,500	177,955
2013	238,500	150,000	230,000	212,769
First Quarter	185,500	150,000	180,500	234,684
Second Quarter	225,500	172,000	210,000	245,151
Third Quarter	226,500	202,000	218,500	175,670
Fourth Quarter	238,500	211,500	230,000	195,925
2014	298,500	196,500	268,000	170,709
First Quarter	229,000	196,500	215,500	184,185
Second Quarter	243,500	198,000	236,500	180,743
Third Quarter	298,500	236,000	290,000	152,740
Fourth Quarter	298,500	259,000	268,000	165,710
2015	301,500	214,000	215,500	185,999
First Quarter	301,500	261,500	272,500	151,786
Second Quarter	293,500	236,500	250,000	209,931
Third Quarter	263,000	236,000	263,000	185,542
Fourth Quarter	267,000	214,000	215,500	195,488
2016 (through April 22)	234,000	191,500	201,500	199,721
First Quarter	234,000	191,500	208,500	212,966
January	216,000	191,500	209,000	217,493
February	233,500	199,500	233,500	253,416
March	234,000	206,000	208,500	175,756
Second Quarter (through April 22)	212,000	201,000	201,500	146,741
April (through April 22)	212,000	201,000	201,500	146,741

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the NYSE since January 1, 2011:

	Prices			Average Daily Trading Volume
Calendar Year	High	Low	Close
	(US$ per ADS)			(Number of ADSs)
2011	19.80	13.47	13.61	1,866,528
First Quarter	18.81	16.83	18.81	1,639,731
Second Quarter	19.80	17.36	18.70	1,640,469
Third Quarter	18.77	13.47	14.07	2,125,730
Fourth Quarter	15.89	13.49	13.61	2,060,180
2012	16.48	11.14	15.83	1,758,414
First Quarter	14.60	12.90	13.91	1,644,366
Second Quarter	14.13	11.14	12.10	2,135,473
Third Quarter	15.06	12.23	14.54	1,836,959
Fourth Quarter	16.48	14.48	15.83	1,409,508
2013	25.16	15.69	24.62	1,407,958
First Quarter	18.69	15.69	17.87	1,884,190
Second Quarter	22.37	17.05	20.33	1,724,433
Third Quarter	22.70	19.47	22.70	848,082
Fourth Quarter	25.16	22.16	24.62	1,204,890
2014	31.75	20.76	27.01	905,341
First Quarter	24.07	20.76	22.57	952,847
Second Quarter	26.50	20.76	25.94	908,195
Third Quarter	31.75	25.54	30.34	963,636
Fourth Quarter	30.62	27.01	27.01	803,932
2015	30.07	20.15	20.15	600,919
First Quarter	29.76	26.22	27.21	787,402
Second Quarter	30.07	23.96	24.79	598,632
Third Quarter	25.22	22.08	24.40	515,965
Fourth Quarter	25.49	20.15	20.15	508,946
2016 (through April 22)	20.98	17.89	19.39	739,569
First Quarter	20.98	17.89	20.17	674,693
January	19.99	17.89	19.71	759,842
February	20.82	18.78	20.82	689,515
March	20.98	19.60	20.17	587,682
Second Quarter (through April 22)	20.20	19.27	19.39	986,906
April (through April 22)	20.20	19.27	19.39	986,906

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

As of December 31, 2015, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,242.8 trillion. For the year ended December 31, 2015, the average daily trading volume of equity securities was approximately 455.3 million shares with an average trading value of Won 5,351.7 billion. For the year ended December 31, 2014, the average daily trading volume of equity securities was approximately 278.1 million shares with an average trading value of Won 3,983.6 billion. For the year ended December 31, 2013, the average daily trading volume of equity securities was approximately 328.3 million shares with an average trading value of Won 3,993.4 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price to Earnings(2)
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price to Earnings(2)
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.6	10.9
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014	2,013.11	2,093.08	1,881.73	1,915.59	1.1	15.3
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.2	16.1
2016 (through April 22)	1,918.76	2,022.10	1,835.28	2,015.49	1.3	15.5

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 2,015.49 on April 22, 2016.

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	￦	2,959	US$	4,223	10,565	￦	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,734		4,824,610		4,537,819
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014	773		1,192,253		1,092,908	278,082		3,983,580		3,651,646
2015	770		1,242,832		1,062,885	455,256		5,351,734		4,576,870
2016 (through April 22)	769		1,276,836		1,112,372	361,995		4,586,928		3,996,104

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on March 18, 2016, our objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order sales business;

•	real estate business (development, management and leasing, etc.) and chattel leasing business;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	travel business;

•	electronic financial services business;

•	film business (production, import, distribution and screening);

•	lifetime education and management of lifetime educational facilities;

•	electric engineering business;

•	information- and communication-related engineering business;

•	ubiquitous city construction and related service business;

•	any related business through investment, management and operation of our Korean or offshore subsidiaries and investment companies;

•	construction business, including the machine and equipment business;

•	export/import business and export/import intermediation/agency business;

•	electrical business such as intelligent electrical grid business; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2016, 80,745,711 common shares were issued, of which 10,136,551 shares were held by us in treasury. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program to further increase shareholder value. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Description of American Depositary Shares

The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among us, Citibank, as ADR depositary, and all holders and beneficial owners of ADSs, as supplemented by side letters dated as of July 25, 2002, October 1, 2002 and October 1, 2007. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our registration statement on Form F-3 (File No. 333-91304) filed with the SEC. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, United States of America, and at the principal London office of the ADR depositary, currently located at Canada Square, Canary Wharf, London, E14 5LB, England.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of March 31, 2016. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2016, the outstanding ADSs represented 9,259,552 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3.0% of our shares of common stock.

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

Information Relating to the ADR Depositary

Citibank has been appointed as ADR depositary pursuant to the deposit agreement. Citibank is an indirect wholly-owned subsidiary of Citigroup Inc., a Delaware corporation whose principal office is located in New York, New York. Citibank is a global financial services organization serving individuals, businesses, governments and financial institutions in approximately 100 countries around the world.

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

We have not entered into any material contracts since January 1, 2015, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 36 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2015 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.

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

We have entered into floating-to-fixed cross currency swap contracts to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$300 million of bonds issued in March 2013, US$300 million of bonds issued in October 2013 and US$74.8 million of bonds issued in December 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, CHF 300 million of bonds issued in June 2012, US$700 million of bonds issued in November 2012 and AUD 300 million of bonds issued in January 2013. See note 23 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars, Franc and Australian Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of approximately 0.6%, or Won 12.7 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2015. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2015:

	Maturities
	2016		2017		2018		2019		2020		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	929.5	￦	239.7	￦	416.2	￦	767.0	￦	428.5	￦	2,049.4	￦	4,830.3	￦	5,031.5
Average weighted rate(1)		4.08%		3.71%		3.48%		3.02%		2.39%		3.12%
Sub-total		929.5		239.7		416.2		767.0		428.5		2,049.4		4,830.3		5,031.5
Foreign currency:
Fixed-rate		13.5		623.5		1,178.1		13.5		13.5		482.6		2,324.7		2,560.3
Average weighted rate(1)		1.70%		2.98%		2.36%		1.70%		1.70%		6.51%
Variable rate		—		—		—		—		350.5		—		350.5		350.5
Average weighted rate(1)		—		—		—		—		1.49%		—
Sub-total		13.5		623.5		1,178.1		13.5		364.0		482.6		2,675.2		2,910.8
Total	￦	943.0	￦	863.2	￦	1,594.3	￦	780.5	￦	792.5	￦	2,532.0	￦	7,505.5	￦	7,942.3

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of approximately Won 0.2 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2015. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2015, 2014 and 2013, a 10.0% increase in the equity indices where our available-for-sale equity instruments are listed, with all other variables held constant, would have increased our total equity by Won 89.8 billion, Won 54.2 billion and Won 63.4 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 35(1) of the notes to our consolidated financial statements.

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

For a detailed summary of the deposit agreement, see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares.”

Payments made by ADS Depositary

All fees and other direct and indirect payments reimbursed by the depositary are as following:

	Year Ended December 31, 2015
	(In Dollars)
Expenses for preparation of SEC filing and submission	US$	1,829,582
Listing Fees		254,081
Education/Training		278,103
Corporate Action		153,088
Miscellaneous		756,194

Total	US$	3,271,047

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2015. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2015 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014
	(In millions of Won)
Audit Fees	￦	3,325	￦	3,522
Audit-Related Fees	￦	36	￦	12
Tax Fees	￦	289	￦	408
All Other Fees	￦	0	￦	50

Total	￦	3,650	￦	3,992

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

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the six members of our board of directors, four are independent directors.
Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	We maintain a compensation review committee comprised of three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A 3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of three independent directors.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has three independent directors.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Framework Act on Telecommunications, as amended (English translation)

15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.3	Telecommunications Business Act, as amended (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)

15.5	Government Organization Act, as amended (English translation)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of SK Telecom Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SK Telecom Co., Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2016, expressed an unqualified opinion on SK Telecom Co., Ltd.’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 28, 2016

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. SK Telecom Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on SK Telecom Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, SK Telecom Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated statements of financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated April 28, 2016, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 28, 2016

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	768,922	834,429
Short-term financial instruments	6,34,35,36,37		691,090	313,068
Short-term investment securities	9,34,35		92,262	280,161
Accounts receivable — trade, net	7,34,35,36		2,344,867	2,392,150
Short-term loans, net	7,34,35,36		53,895	74,512
Accounts receivable — other, net	7,34,35,36		673,739	690,527
Prepaid expenses			151,978	134,404
Inventories, net	8,37		273,556	267,667
Assets classified as held for sale	10		—	10,510
Advanced payments and other	7,9,34,35,36		109,933	85,720

Total Current Assets			5,160,242	5,083,148

Non-Current Assets:
Long-term financial instruments	6,34,35,37		10,623	631
Long-term investment securities	9,34,35		1,207,226	956,280
Investments in associates and joint ventures	13		6,896,293	6,298,088
Property and equipment, net	14,36,37		10,371,256	10,567,701
Investment property, net	15		15,071	14,997
Goodwill	16		1,908,590	1,917,595
Intangible assets, net	17		2,304,784	2,483,994
Long-term loans, net	7,34,35,36		62,454	55,728
Long-term accounts receivable — other	7,34,35		2,420	3,596
Long-term prepaid expenses	37		76,034	51,961
Guarantee deposits	6,7,34,35,36		297,281	285,144
Long-term derivative financial assets	23,34,35		166,399	70,035
Deferred tax assets	31		17,257	25,083
Other non-current assets	7,34,35		85,457	127,252

Total Non-Current Assets			23,421,145	22,858,085

Total Assets		￦	28,581,387	27,941,233

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014
Liabilities and Equity
Current Liabilities:
Short-term borrowings	18,34,35	￦	260,000	366,600
Current installments of long-term debt, net	18,34,35		703,087	590,714
Current installments of finance lease liabilities	21,34,35		26	3,804
Current installments of long-term payables — other	19,34,35		120,185	189,389
Accounts payable — trade	34,35,36		279,782	275,495
Accounts payable — other	34,35,36		1,323,434	1,381,850
Withholdings	34,35,36		865,327	1,053,063
Accrued expenses	34,35		920,739	952,418
Income tax payable	31		381,794	99,236
Unearned revenue			224,233	327,003
Provisions	20		40,988	51,075
Advanced receipts			136,844	129,255
Liabilities classified as held for sale	10		—	408
Other current liabilities			54	—

Total Current Liabilities			5,256,493	5,420,310

Non-Current Liabilities:
Debentures, excluding current installments, net	18,34,35		6,439,147	5,649,158
Long-term borrowings, excluding current installments	18,34,35		121,553	149,720
Long-term payables — other	19,34,35		581,697	684,567
Long-term unearned revenue			2,842	19,659
Finance lease liabilities	21,34,35		—	26
Defined benefit liabilities	22		98,856	91,587
Long-term derivative financial liabilities	23,34,35		89,296	130,889
Long-term provisions	20		29,217	36,013
Deferred tax liabilities	31		538,114	444,211
Other non-current liabilities	34,35		50,076	66,823

Total Non-Current Liabilities			7,950,798	7,272,653

Total Liabilities			13,207,291	12,692,963

Equity
Share capital	1,24		44,639	44,639
Capital surplus (deficit) and other capital adjustments	24,25		(209,008)	(120,520)
Hybrid bonds	26		398,518	398,518
Retained earnings	27		15,007,627	14,188,591
Reserves	28		9,303	(4,489)

Equity attributable to owners of the Parent Company			15,251,079	14,506,739
Non-controlling interests			123,017	741,531

Total Equity			15,374,096	15,248,270

Total Liabilities and Equity		￦	28,581,387	27,941,233

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2015, 2014 and 2013

(In millions of won except for per share data)	Note	2015		2014	2013
Continuing operations
Operating revenue and other income:	5,36
Revenue		￦	17,136,734	17,163,798	16,602,054
Other income	29		30,935	56,471	74,954

			17,167,669	17,220,269	16,677,008

Operating expense:	36
Labor cost	22		1,893,745	1,659,777	1,561,358
Commissions paid			5,206,951	5,692,680	5,498,695
Depreciation and amortization	5		2,845,295	2,714,730	2,661,623
Network interconnection			957,605	997,319	1,043,733
Leased line			389,819	399,014	448,833
Advertising			405,005	415,857	394,066
Rent			493,586	460,309	443,639
Cost of products that have been resold			1,955,861	1,680,110	1,300,375
Other operating expenses	29		1,524,377	1,592,647	1,746,283

			15,672,244	15,612,443	15,098,605

Operating income	5		1,495,425	1,607,826	1,578,403
Finance income	5,30		103,900	126,337	113,392
Finance costs	5,30		(350,100)	(386,673)	(571,203)
Gain related to investments in subsidiaries, associates and joint ventures, net	1,5,13		786,140	906,338	706,509

Profit before income tax			2,035,365	2,253,828	1,827,101

Income tax expense from continuing operations	31		519,480	454,508	400,797

Profit from continuing operations			1,515,885	1,799,320	1,426,304

Discontinued operation
Profit from discontinued operations, net of income taxes	38		—	—	183,245

Profit for the year		￦	1,515,885	1,799,320	1,609,549

Attributable to :
Owners of the Parent Company		￦	1,518,604	1,801,178	1,638,964
Non-controlling interests			(2,719)	(1,858)	(29,415)
Earnings per share	32
Basic earnings per share (in Won)		￦	20,988	25,154	23,211

Diluted earnings per share (in Won)		￦	20,988	25,154	23,211

Earnings per share — Continuing operations	32
Basic earnings per share (in Won)		￦	20,988	25,154	20,708

Diluted earnings per share (in Won)		￦	20,988	25,154	20,708

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)	Note	2015		2014	2013
Profit for the year		￦	1,515,885	1,799,320	1,609,549
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	22		(14,489)	(32,942)	5,946
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	28,30		(3,661)	27,267	2,009
Net change in other comprehensive income of investments in associates and joint ventures	13,28		(5,709)	8,187	3,034
Net change in unrealized fair value of derivatives	23,28,30		(1,271)	(45,942)	11,222
Foreign currency translation differences for foreign operations	28		26,965	14,944	(3,714)

Other comprehensive income (loss) for the year			1,835	(28,486)	18,497

Total comprehensive income		￦	1,517,720	1,770,834	1,628,046

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,522,280	1,777,519	1,655,570
Non-controlling interests			(4,560)	(6,685)	(27,524)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

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

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
	Controlling interest							Non- controlling interests
	Share capital		Capital surplus (deficit) and other capital adjustments	Hybrid bonds	Retained earnings	Reserves	Sub-total		Total equity
Balance, January 1, 2015	￦	44,639	(120,520)	398,518	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Cash dividends		—	—	—	(668,494)	—	(668,494)	(143)	(668,637)
Total comprehensive income
Profit (loss) for the year		—	—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720
Interest on hybrid bond		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury stock		—	(490,192)	—	—	—	(490,192)	—	(490,192)
Disposal of treasury stock		—	425,744		—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	—	(832)	(3,286)	(28,158)	(608,585)	(636,743)

Balance, December 31, 2015	￦	44,639	(209,008)	398,518	15,007,627	9,303	15,251,079	123,017	15,374,096

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)	2015		2014	2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	1,515,885	1,799,320	1,609,549
Adjustments for income and expenses (Note 39)		3,250,143	2,978,995	3,275,376
Changes in assets and liabilities related to operating activities (Note 39)		(685,734)	(707,333)	(969,870)

Sub-total		4,080,294	4,070,982	3,915,055
Interest received		43,400	56,706	64,078
Dividends received		62,973	13,048	10,197
Interest paid		(275,796)	(280,847)	(300,104)
Income tax paid		(132,742)	(182,504)	(130,656)

Net cash provided by operating activities		3,778,129	3,677,385	3,558,570

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		—	5,627	186,425
Decrease in short-term investment securities, net		105,158	—	—
Collection of short-term loans		398,308	207,439	290,856
Decrease in long-term financial instruments		7,424	2,535	16
Proceeds from disposals of long-term investment securities		149,310	65,287	287,777
Proceeds from disposals of investments in associates and joint ventures		185,094	7,333	43,249
Proceeds from disposals of property and equipment		36,586	25,143	12,579
Proceeds from disposals of intangible assets		3,769	10,917	2,256
Proceeds from disposal of assets held for sale		1,009	3,667	190,393
Collection of long-term loans		2,132	4,454	13,104
Decrease in deposits		14,635	8,891	8,509
Proceeds from disposals of other non-current assets		607	94	683
Proceeds from disposals of subsidiaries		155	—	215,939
Increase in cash due to acquisitions of subsidiaries		10,355	—	—

Sub-total		914,542	341,387	1,251,786
Cash outflows for investing activities:
Increase in short-term financial instruments, net		(385,612)	—	—
Increase in short-term investment securities, net		—	(174,209)	(45,032)
Increase in short-term loans		(370,378)	(202,501)	(279,926)
Increase in long-term loans		(16,701)	(4,341)	(4,050)
Increase in long-term financial instruments		(10,008)	(2,522)	(7,510)
Acquisitions of long-term investment securities		(312,261)	(41,305)	(22,141)
Acquisitions of investments in associates and joint ventures		(65,080)	(60,020)	(97,366)
Acquisitions of property and equipment		(2,478,778)	(3,008,026)	(2,879,126)
Acquisitions of intangible assets		(127,948)	(130,667)	(243,163)
Cash held by disposal group classified as held for sale		—	(552)	—
Increase in deposits		(12,536)	(6,903)	(83,314)
Increase in other non-current assets		(2,542)	(18,233)	(1,830)
Acquisitions of businesses, net of cash acquired		(13,197)	(375,273)	(94,805)

Sub-total		(3,795,041)	(4,024,552)	(3,758,263)

Net cash used in investing activities	￦	(2,880,499)	(3,683,165)	(2,506,477)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)	2015		2014	2013
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	—	102,868	—
Proceeds from issuance of debentures		1,375,031	1,255,468	1,328,694
Proceeds from long-term borrowings		—	62,552	105,055
Proceeds from issuance of hybrid bonds		—	—	398,518
Cash inflows from settlement of derivatives		175	200	19,970

Sub-total		1,375,206	1,421,088	1,852,237
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(106,600)	—	(340,245)
Repayments of long-term account payables-other		(191,436)	(207,791)	(161,575)
Repayments of debentures		(620,000)	(1,039,938)	(771,976)
Repayments of long-term borrowings		(21,924)	(23,284)	(467,217)
Cash outflows from settlement of derivatives		(655)	(6,444)	—
Payments of finance lease liabilities		(3,206)	(19,388)	(20,342)
Payments of dividends		(668,494)	(666,802)	(655,946)
Payments of interest on hybrid bonds		(16,840)	(16,840)	—
Acquisitions of treasury stock		(490,192)	—	—
Cash outflows related to equity interest transactions		(220,442)	—	(8,093)

Sub-total		(2,339,789)	(1,980,487)	(2,425,394)

Net cash used in financing activities		(964,583)	(559,399)	(573,157)

Net increase (decrease) in cash and cash equivalents		(66,953)	(565,179)	478,936
Cash and cash equivalents at beginning of the year		834,429	1,398,639	920,125
Effects of exchange rate changes on cash and cash equivalents		1,446	969	(422)

Cash and cash equivalents at end of the year	￦	768,922	834,429	1,398,639

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2015, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service	6,963,591	8.63
Institutional investors and other minority stockholders	43,282,117	53.60
Treasury stock	10,136,551	12.55

Total number of shares	80,745,711	100.00

(*) During the year ended December 31, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using the equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2015 and 2014 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2015	Dec. 31, 2014
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	55.2	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.(*1,4)	Korea	Telecommunication services	100.0	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.(*5)	Korea	Internet website services	—	100.0
Iconcube Holdings, Inc.(*5)	Korea	Investment association	—	100.0
Iconcube, Inc.(*5)	Korea	Internet website services	—	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2015	Dec. 31, 2014
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	83.9	66.7
IRIVER LIMITED(*3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	49.0
Iriver CS Co., Ltd.(*5)	Korea	After-sales service and logistics agency	—	100.0
iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
iriver America Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
Groovers JP Ltd.(*5)	Japan	Digital music contents sourcing and distribution service	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.(*5)	China	Manufacturing	—	65.5
SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
Entrix Co., Ltd.(*5)	Korea	Cloud streaming services	100.0	—
shopkick Management Company, Inc.	USA	Investment association	95.2	95.2
shopkick, Inc.	USA	Mileage-based online transaction app development	100.0	100.0

(*1)	On March 20, 2015, the Board of Directors of the Parent Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Parent Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Parent Company.

(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements. The Parent Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration, respectively during the year ended December 31, 2015.

(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*4)

On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

￦500 billion. According to the share purchase agreement, the Parent Company will grant put option (exercisable at a price of ￦26,994 during the two year period following the third anniversary of the transaction closing date) to CJ O Shopping and be granted call option (exercisable at a price of ￦26,994 during the five year period following the closing date) on CJ O Shopping’s remaining shares in CJ Hello Vision. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on or after the transaction closing date through an exchange of shares, after which the Parent Company will have a 78.3% equity interest in the merged company. As of December 31, 2015, the approval of relevant government agencies for the share purchase and the merger has not been completed, and the transaction closing date is subject to be changed depending on various conditions including the approval of government agencies.

(*5)	Changes in subsidiaries are explained in Note 1-(4).

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)    Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
Stonebridge Cinema Fund		7,797	523	7,274	—	3,290
Commerce Planet Co., Ltd.		26,291	33,660	(7,369)	78,647	(3,003)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
K-net Culture and Contents Venture Fund		13,169	—	13,169	—	(421)
Fitech Focus Limited Partnership II		18,249	—	18,249	—	(1,085)
Open Innovation Fund		19,455	—	19,455	—	(2,348)
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
Service Ace Co., Ltd.		65,424	34,240	31,184	206,338	2,778
Service Top Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
Neosnetworks Co., Ltd.		68,361	15,583	52,778	61,092	(5,615)
IRIVER LIMITED(*1)		60,434	12,377	48,057	55,637	635
SK Telecom China Holdings Co., Ltd.		37,748	2,111	35,637	10,764	(10,124)
SK Global Healthcare Business Group, Ltd.		25,768	—	25,768	—	(106)
SK Planet Japan, K. K.		5,068	1,021	4,047	699	(4,988)
SKT Vietnam PTE. Ltd.		4,523	1,371	3,152	—	—
SK Planet Global PTE. Ltd.		1,570	218	1,352	1	(4,069)
SKP GLOBAL HOLDINGS PTE. LTD.		28,320	16	28,304	—	(23,918)
SKT Americas, Inc.		51,138	837	50,301	9,132	(3,204)
SKP America LLC.		380,141	—	380,141	—	791
YTK Investment Ltd.		16,318	—	16,318	—	(3,210)
Atlas Investment(*2)		77,750	199	77,551	—	(2,429)
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

(*1)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd., subsidiaries of IRIVER LIMITED.

(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		78,826	36,817	42,009	133,789	7,458
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,181)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co., Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group, Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan, K. K.		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.

(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co., Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.

(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group, Ltd.		27,625	—	27,625	—	831
SK Planet Japan, K. K.		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*)		40,218	101	40,117	—	(8,248)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
Groovers JP Ltd.	Established by IRIVER LIMITED, a subsidiary of the Parent Company during the year ended December 31, 2015.

Entrix Co., Ltd	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

The list of subsidiaries that were excluded from subsidiaries during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
BNCP Co., Ltd.	Disposed during the year ended December 31, 2015.

Iconcube Holdings, Inc.	Disposed during the year ended December 31, 2015.

Iconcube, Inc.	Disposed during the year ended December 31, 2015.

Iriver CS Co., Ltd.	Merged into IRIVER LIMITED, a subsidiary of the Parent Company during the year ended December 31, 2015.

Shenzhen E-eye High Tech Co., Ltd.	Disposed during the year ended December 31, 2015.

(5)    The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2015, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2015, 2014 and 2013 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	December 31, 2015
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.4
Current assets	￦	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Net assets of consolidated entities		117,482
Carrying amount of non-controlling interests		41,659
Revenue	￦	80,147
Loss for the period		(14,826)
Loss of the consolidated entities		(14,826)
Total comprehensive loss		(16,698)
Loss attributable to non-controlling interests		(5,254)
Net cash used in operating activities	￦	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

2.	Basis of Presentation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on February 3, 2016.

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

1)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 4 for the following areas: revenue, consolidation: whether the Group has de facto control over an investee, and classification of lease.

2)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

3)    Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

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

The Group has adopted the following amendments to standards with a date of initial application of January 1, 2015.

1) IAS 19 ‘Employee Benefits’ — Employee contributions

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5,10
Development costs	5
Facility usage rights	10,20
Customer relations	3 ~ 7
Other	3 ~ 20

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

(v)    Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

(27)    New standards and interpretations not yet adopted

The following accounting standards are issued and will be effective for annual periods beginning after January 1, 2016, and have not been adopted early in preparing these consolidated financial statements.

As of December 31, 2015, management is in the process of evaluating the impact of applying these standards on its financial position and results of operations.

1)    IFRS 9 ‘Financial Instruments’

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

2)    IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

3)    IFRS 16 ‘Leases’

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17, Leases. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

5.     Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, loT solutions platform services, and 2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services. All other operating segments, which include commerce business and hardware business, do not meet the quantitative thresholds to be considered reportable segments and are presented as Others.

(1) Segment information as of and for the years ended December 31, 2015, 2014 and 2013 is as follows:

(In millions of won)
	2015
	Cellular services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
Total revenue	￦	14,962,689	3,162,712	2,113,543	20,238,944	(3,102,210)	17,136,734
Internal revenue		1,693,411	668,139	740,660	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,372,883	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	139,370	2,845,295	—	2,845,295
Operating income (loss)		1,678,339	108,252	(78,585)	1,708,006	(212,581)	1,495,425
Gain related to investments in subsidiaries, associates and joint ventures, net							786,140
Finance income							103,900
Finance costs							(350,100)

Profit from continuing operations before income tax							2,035,365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

Reconciliation of total segment operating income to consolidated operating income from continuing operations for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Total segment operating income	￦	1,708,006	1,825,105	2,011,109

Other operating income:
Fees revenues		—	8,199	7,303
Gain on disposal of property and equipment and intangible assets		7,140	8,792	7,991
Others(*1)		23,795	39,480	59,660

		30,935	56,471	74,954
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(35,845)	(47,489)	(13,770)
Loss on disposal of property and equipment and intangible assets		(21,392)	(32,950)	(267,468)
Donations		(72,454)	(67,823)	(82,057)
Bad debt for accounts receivable – other		(15,323)	(17,943)	(22,155)
Others(*2)		(98,502)	(107,545)	(122,210)

		(243,516)	(273,750)	(507,660)

Consolidated operating income from continuing operations	￦	1,495,425	1,607,826	1,578,403

(*1)	Others for the years ended December 31, 2015, 2014 and 2013 include ￦2.1 billion, ￦8.1 billion and ￦10.3 billion of VAT refund, respectively, and various other incomes with inconsequential amounts.

(*2)	Others for the years ended December 31, 2015, 2014 and 2013 include ￦29.5 billion, ￦54.7 billion and ￦96.5 billion of penalties, respectively, and various other expenses with inconsequential amounts.

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2015, 2014 and 2013 amounts to ￦17,083 billion, ￦17,073 billion and ￦16,557 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2015, 2014 and 2013 amount to ￦14,474 billion, ￦14,817 billion and ￦14,762 billion, and non-current assets outside of Korea amount to ￦287 billion, ￦278 billion and ￦1 billion, respectively.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2015, 2014 and 2013.

Though the Group is expanding into new geographic regions, as of December 31, 2015, the Group still principally operates in its domestic market in Korea.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

The Group’s operating revenue by service type is as follows:

(In millions of won)
	2015		2014	2013
Cellular revenue
Wireless service(*1)	￦	10,720,518	11,010,639	11,001,123
Cellular interconnection		710,026	817,038	844,977
Wireless device sales		963,354	761,629	645,914
Miscellaneous(*2)		875,380	938,575	823,518

		13,269,278	13,527,881	13,315,532

Fixed-line telecommunication services revenue
Fixed line telephone service		420,611	467,333	474,430
Fixed line interconnection		57,130	57,401	78,731
Broadband internet service and advanced media platform service		1,308,789	1,152,708	1,023,156
International calling service		99,106	111,983	127,005
Miscellaneous(*3)		608,937	660,495	621,067

		2,494,573	2,449,920	2,324,389

Others revenue
Commerce service(*4)		988,524	911,487	742,616
Portal service(*5)		63,880	72,984	92,153
Miscellaneous(*6)		320,479	201,526	127,364

		1,372,883	1,185,997	962,133

Consolidated operating revenue	￦	17,136,734	17,163,798	16,602,054

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees.

(*2)	Miscellaneous cellular services revenue includes revenue from IoT solutions platform services as well as other miscellaneous cellular services.

(*3)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink.

(*4)	Commerce service revenue includes revenues from 11st, an online open marketplace platform, and O2O commerce solutions.

(*5)	Portal service revenue includes revenues from Nate, and online portal service operated by SK Communications, and Cyworld, a social networking service formerly operated by SK Communications. In March 2014, the Cyworld business was spun-off into an unaffiliated company.

(*6)	Miscellaneous others revenue includes revenues from hardware business, security business operated by one of the Group’s subsidiaries, Neosnetworks, and an online open marketplace for mobile applications, among other operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2015 and 2014 are summarized as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term financial instruments
Charitable fund(*)	￦	79,500	86,000
Other		2,969	4,321
Long-term financial instruments		10,596	612
Guarantee deposits		280	280

	￦	93,345	91,213

(*)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2015, the funds cannot be withdrawn.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable — other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable — other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable — trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	￦	3,836,529	(344,016)	3,492,513

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable — other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable — other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable — trade		68,536	—	68,536

		440,011	(27,007)	413,004

	￦	3,912,383	(328,191)	3,584,192

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2015 and 2014 were as follows:

(In millions of won)
	2015		2014
Balance at January 1	￦	328,191	323,984
Increase of bad debt allowances		75,773	63,697
Write-offs		(87,798)	(89,529)
Collection of receivables previously written-off		27,364	29,213
Net exchange differences and changes in consolidation scope		486	826

Balance at December 31	￦	344,016	328,191

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
Neither overdue nor impaired	￦	1,841,442	1,053,096	1,831,243	1,089,001
Overdue but not impaired		77,008	5,155	76,671	3,481
Impaired		711,155	148,673	774,681	137,306

		2,629,605	1,206,924	2,682,595	1,229,788
Allowances for doubtful accounts		(239,495)	(104,521)	(221,909)	(106,282)

	￦	2,390,110	1,102,403	2,460,686	1,123,506

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
Less than 1 month	￦	20,908	2,770	25,254	1,795
1 ~ 3 months		21,941	924	26,469	213
3 ~ 6 months		7,043	265	11,641	608
More than 6 months		27,116	1,196	13,307	865

	￦	77,008	5,155	76,671	3,481

8.	Inventories

Details of inventories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015				December 31, 2014
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	247,294	(5,064)	242,230	252,063	(5,325)	246,738
Finished goods		3,530	(179)	3,351	1,930	(216)	1,714
Work in process		1,976	(149)	1,827	1,144	(131)	1,013
Raw materials and supplies		27,296	(1,148)	26,148	19,242	(1,040)	18,202

	￦	280,096	(6,540)	273,556	274,379	(6,712)	267,667

The amount of the inventory write-downs charged to statements of income and write-off of inventories are as follows:

(In millions of won)
	2015		2014	2013
Charged to cost of products that have been resold	￦	1,983	2,052	1,498
Write-off upon sale		(2,095)	(1,326)	(95)

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Beneficiary certificates(*)	￦	92,262	277,003
Current portion of long-term investment securities		—	3,158

	￦	92,262	280,161

(*)	The distributions arising from beneficiary certificates as of December 31, 2015 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2) Details of long-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	￦	897,958	657,286
Unlisted equity securities(*1)		96,899	56,236
Equity investments(*2)		207,916	209,120

		1,202,773	922,642
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		4,453	36,638

		4,453	36,796

Total		1,207,226	959,438
Less current portion of long-term investment securities		—	(3,158)

Long-term investment securities	￦	1,207,226	956,280

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.

(*2)	Equity investments are recorded at cost.

(*3)	Details of maturity for the public bonds as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Less than 1 year	￦	—	158

(*4)	During the year ended December 31, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (￦5,900 million) as the Parent Company obtained significant influence over the company. As a result of this transaction, investments in associates have increased by ￦5,900 million and the remaining convertible bonds of ￦560 million was fully redeemed.

10.	Assets and Liabilities Classified as Held for Sale

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ￦10,510 million and ￦408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss. The ownership interests of Shenzhen E-eye High Tech Co., Ltd. were disposed during the year ended December 31, 2015.

11.	Business Combination

(1)	2015

1)	General information

On April 1, 2015, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, acquired an unmanned machine security business of Joeun Safe Co., Ltd., which manages facility guarding services, in order to expand infrastructure and enhance competitiveness of its security business.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

The Group recognized the acquired assets and liabilities at fair value and the difference between the consideration and fair value of net assets as goodwill.

2)	Consideration paid and identifiable assets and liabilities transferred

Consideration paid and assets in succession recognized at the acquisition date are as follows:

(In millions of won)
	2015
Consideration paid
Cash and cash equivalents	￦	13,197
Accounts payable — other		1,858

	￦	15,055

Assets transferred
Property and equipment	￦	3,208
Intangible assets		8,486
Other assets		1,603

	￦	13,297

(2)	2014

1)	General information

The Parent Company acquired the ownership interests of Neosnetworks Co., Ltd., IRIVER LIMITED and shopkick, Inc. and they were newly included in the list of subsidiaries during the year ended December 31, 2014.

i)	Neosnetworks Co., Ltd.

On April 2, 2014, the Parent Company acquired the ownership interest of 66.7% of Neosnetworks Co., Ltd., which manages facility guarding services, in order to secure new growth engine in physical security market and obtained the control over Neosnetworks Co., Ltd.

Neosnetworks Co., Ltd. recognized revenue of ￦25,743 million and loss of ￦2,277 million, respectively, from the acquisition date to December 31, 2014.

ii)	IRIVER LIMITED

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

iii)	shopkick, Inc.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

2)	Consideration paid and identifiable assets and liabilities transferred

Consideration paid and identifiable assets acquired and liabilities assumed recognized at the acquisition date are as follows:

(In millions of won)
	Neosnetworks Co., Ltd.		IRIVER LIMITED	shopkick, Inc.
Consideration paid
Cash and cash equivalents	￦	23,968	29,503	230,925
Other current liabilities		—	—	18,686
Long-term payables — other (*)		14,500	—	—

		38,468	29,503	249,611

Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	￦	16,631	3,098	13,881
Accounts receivable — trade, net		111	11,687	6,541
Inventories, net		—	11,780	727
Property, equipment and intangible assets		11,489	3,153	81,972
Other assets		1,289	6,824	6,236
Accounts payable — trade		(3,411)	(7,113)	(796)
Borrowings and debentures		(2,150)	(2,293)	—
Other liabilities		(3,305)	(6,268)	(13,008)

	￦	20,654	20,868	95,553

Controlling interests		20,654	8,193	91,006
Non-controlling interests		—	12,675	4,547

(*)	During the year ended December 31, 2014, the Parent Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Parent Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Parent Company for those shares if certain conditions are met. In accordance with this shareholders’ agreement, the Group deemed that it assumed the residual equity of the pre-existing shareholders on the acquisition date, and the amount to be paid to the pre-existing shareholders for this acquisition in the future was recorded as long-term payables-other.

12.	Business Combinations under Common Control

(1)	2015

During the year ended December 31, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Parent Company, was spun off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd., a subsidiary of the Parent Company. There is no impact on the consolidated financial statements as it is a business combination under common control.

(2)	2014

1)	General information

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

For the years ended December 31, 2015, 2014 and 2013

Revenues and profit or loss recognized after the acquisition date by the acquired businesses of PS&Marketing Corporation are not disclosed as the estimate is practically impossible.

As the business combination which occurred during the years ended December 31, 2014 was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as a capital deficit and other capital adjustments.

2)	Consideration paid and assets and liabilities transferred

Consideration paid and assets and liabilities transferred as of the acquisition date are as follows:

(In millions of won)
	2014
Consideration paid
Cash and cash equivalents	￦	111,330
Investments in associates (carrying value)		—
Accounts payables — other		13,156

		124,486
Assets and liabilities transferred
Cash and cash equivalents		—
Accounts receivable — trade		57,760
Inventories		94,441
Property and equipment, and intangible assets		13,010
Other assets		23,281
Accounts payable — trade and other		(78,821)
Other liabilities		(13,826)

		95,845

Amount recorded in capital surplus and other capital adjustments	￦	28,641

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2015 and 2014 are as follows:

(In millions of won)		December 31, 2015			December 31, 2014
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	43,814	9.6	￦	35,817
Korea IT Fund(*2)	Korea	63.3		260,456	63.3		240,676
KEB HanaCard Co., Ltd.(*1,3)	Korea	15.0		254,177	25.4		425,140
Candle Media Co., Ltd.	Korea	35.1		20,144	35.1		19,486
NanoEnTek, Inc. (*4)	Korea	28.6		45,008	26.0		36,527
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		86,324	21.0		79,394
Packet One Network(*5)	Malaysia	—		—	13.6		53,670
SK Technology Innovation Company	Cayman	49.0		45,891	49.0		44,052
HappyNarae Co., Ltd.	Korea	42.5		17,095	42.5		15,551
SK hynix Inc.	Korea	20.1		5,624,493	20.1		4,849,159
SK MENA Investment B.V.	Netherlands	32.1		14,929	32.1		14,015
SKY Property Mgmt. Ltd.	Virgin Island	33.0		251,166	33.0		248,534
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,767	49.0		25,874
Daehan Kanggun BcN Co., Ltd. and others	—	—		161,058	—		158,725

Sub-total				6,850,322			6,246,620

Investments in joint ventures
Dogus Planet, Inc.(*6)	Turkey	50.0		15,118	50.0		11,441
PT. Melon Indonesia	Indonesia	49.0		4,339	49.0		3,564
Television Media Korea Ltd.(*7)	Korea	—		—	51.0		6,944
Celcom Planet	Malaysia	51.0		3,406	51.0		16,605
PT XL Planet Digital(*6)	Indonesia	50.0		23,108	50.0		12,914

Sub-total				45,971			51,468

Total			￦	6,896,293		￦	6,298,088

(*1)	Classified as investments in associates as the Group can exercise significant influence through participation on the board of directors even though the Group has less than 20% of equity interests.

(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.

(*3)	During the year ended December 31, 2015, the Group disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.

(*4)	During the year ended December 31, 2015, the Group newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid in capital increase allocation of third parties.

(*5)	Reclassified from investment in associates to available-for-sale financial assets during the year ended December 31, 2015, as the Group lost the right to appoint directors of this investee and consequently no longer has significant influence.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(*6)	There were additional investments in associates and joint ventures during the year ended December 31, 2015.

(*7)	During the year ended December 31, 2015, the Group disposed of all shares of Television Media Korea Ltd.

(2)	The market price of investments in listed associates as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)		Number of shares	Market price
Candle Media Co., Ltd.	￦	1,170	21,620,360	25,296	￦	734	21,620,360	15,869
NanoEnTek, Inc.		7,300	6,960,445	50,811		5,710	5,870,290	33,519
SK hynix Inc.		30,750	146,100,000	4,492,575		47,750	146,100,000	6,976,275

(3)	The financial information of the significant investees as of and for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)	As of and for the year ended December 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.
Current assets	￦	9,760,030	6,228,076
Non-current assets		19,917,876	509,579
Current liabilities		4,840,698	1,103,873
Non-current liabilities		3,449,505	4,297,289
Revenue		18,797,998	1,472,830
Profit from continuing operations		4,323,595	10,119
Other comprehensive income (loss)		40,215	(547)
Total comprehensive income		4,363,810	9,572

(In millions of won)	As of and for the year ended December 31, 2014
	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)
Current assets	￦	10,363,514	6,716,612
Non-current assets		16,519,764	568,065
Current liabilities		5,765,304	848,140
Non-current liabilities		3,081,671	5,109,888
Revenue		17,125,566	305,756
Profit (loss) from continuing operations		4,195,169	(11,196)
Other comprehensive income (loss)		(52,360)	(734)
Total comprehensive income (loss)		4,142,809	(11,930)

(*)	Pre-merger(the date of the merger: December 1, 2014) revenue and net profit of KEB HanaCard Co., Ltd., amounting to ￦853,506 million and ￦3,521 million, respectively, were not included.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	As of and for the year ended December 31, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—
Account payable, other payables and provisions		—	—	—	—
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Interest expense		—	—	—	—
Income tax benefit		—	—	7,025	—
Profit (loss) from continuing operations		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive income(loss)		(32,713)	1,853	(21,381)	(25,881)

(In millions of won)
	As of and for the year ended December 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax benefit		—	—	—	5,334	—
Profit (loss) from continuing operations		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	Net assets of these entities represent net assets excluding their non-controlling interests.

(*2)	The ownership interest is based on the number of shares owned by the Parent Company for the total listed shares of the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company for the total issued shares outstanding not including the shares held by the investee as treasury shares.

(In millions of won)
	December 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33.0	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)	—	(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	￦	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
	2014
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(365)	(1,252)	—	—	35,817
Korea IT Fund		231,402	—	3,243	6,031	—	—	240,676
Etoos Co., Ltd.		12,029	—	346	—	—	(12,375)	—
KEB HanaCard Co., Ltd.		378,616	—	(739)	(2,031)	—	49,294	425,140
Candle Media Co., Ltd.		21,241	—	(1,701)	(54)	—	—	19,486
NanoEnTek, Inc.		9,312	7,778	284	(27)	—	19,180	36,527
SK Industrial Development China Co., Ltd.		77,517	—	(791)	2,668	—	—	79,394
Packet One Network		60,706	—	(11,845)	4,809	—	—	53,670
SK Technology Innovation Company		53,874	—	(9,822)	—	—	—	44,052
HappyNarae Co., Ltd.		13,935	—	1,688	(72)	—	—	15,551
SK hynix Inc.		3,943,232	—	916,486	(10,559)	—	—	4,849,159
SK MENA Investment B.V.		13,477	—	(4)	542	—	—	14,015
SKY Property Mgmt. Ltd.		238,278	—	3,438	6,818	—	—	248,534
Xinan Tianlong Science and Technology Co., Ltd.		26,562	—	(688)	—	—	—	25,874
Daehan Kanggun BcN Co., Ltd. and others		164,976	14,172	(18,126)	1,324	(2,363)	(1,258)	158,725

Sub-total		5,282,591	21,950	881,404	8,197	(2,363)	54,841	6,246,620

Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(18,573)	232	—	—	11,441
PT. Melon Indonesia		3,230	—	256	78	—	—	3,564
Television Media Korea Ltd.		8,659	—	(1,715)	—	—	—	6,944
Celcom Planet		—	17,433	(656)	—	—	(172)	16,605
PT XL Planet Digital		20,712	—	(7,798)	—	—	—	12,914

Sub-total		42,706	37,110	(28,486)	310	—	(172)	51,468

Total	￦	5,325,297	59,060	852,918	8,507	(2,363)	54,669	6,298,088

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2015 are as follows:

(In millions of won)
	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2015		Accumulated	Year ended December 31, 2015	Accumulated
Wave City Development Co., Ltd.	￦	2,894	4,538	—	—
SK Wyverns Co., Ltd. and others		1,193	6,510	—	365

	￦	4,087	11,048	—	365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	￦	33,762,796	(23,389,021)	(2,519)	10,371,256

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	766,780	—	—	766,780
Buildings		1,537,042	(603,175)	—	933,867
Structures		737,494	(384,705)	—	352,789
Machinery		27,088,067	(19,775,784)	(1,468)	7,310,815
Other		1,461,201	(960,450)	(1,701)	499,050
Construction in progress		704,400	—	—	704,400

	￦	32,294,984	(21,724,114)	(3,169)	10,567,701

(2)	Changes in property and equipment for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business combination	Change of consolidation scope	Ending balance
Land	￦	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	￦	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Classified as held for sale	Change of consolidation scope	Ending balance
Land	￦	732,206	8,306	(12)	24,178	—	—	—	2,102	766,780
Buildings		956,691	5,862	(451)	16,885	(48,745)	—	—	3,625	933,867
Structures		364,951	8,909	(39)	11,919	(32,951)	—	—	—	352,789
Machinery		6,847,059	572,764	(28,101)	1,979,590	(2,065,368)	(2,879)	(6)	7,756	7,310,815
Other		533,181	1,124,067	(6,188)	(1,022,999)	(135,213)	(49)	(245)	6,496	499,050
Construction in progress		762,519	1,101,691	(11,277)	(1,147,666)	—	(691)	(176)	—	704,400

	￦	10,196,607	2,821,599	(46,068)	(138,093)	(2,282,277)	(3,619)	(427)	19,979	10,567,701

15.	Investment Property

(1)	Investment property as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	￦	18,165	(3,094)	15,071

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,418	—	10,418
Buildings		7,379	(2,800)	4,579

	￦	17,797	(2,800)	14,997

(2)	Changes in investment property for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	￦	14,997	314	(240)	15,071

(In millions of won)
	2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(238)	4,579

	￦	15,811	(576)	(238)	14,997

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)	Fair value of investment property as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,634	6,009	10,418	6,056
Buildings		4,437	4,261	4,579	4,288

	￦	15,071	10,270	14,997	10,344

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

(4)	Income (expense) from investment property for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Rent revenue	￦	850	896	1,373
Operating expense		(240)	(239)	(476)

16.	Goodwill

(1)	Goodwill as of December 31, 2015 and 2014 is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		243,911	252,916

	￦	1,908,590	1,917,595

Goodwill is allocated to the following CGUs for the purpose of the impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.62% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.4% to the estimated future cash flows based on financial budgets for the next five years. An annual growth

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

rate of 1.0%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(2)	Details of changes in goodwill for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Beginning balance	￦	1,917,595	1,733,261
Increase due to business acquisition		1,758	193,202
Impairment loss		(19,245)	(8,868)
Other		8,482	—

	￦	1,908,590	1,917,595

Accumulated impairment losses as of December 31, 2015 and 2014 are ￦17,269 million and ￦18,849 million, respectively.

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,930,362)	—	1,103,517
Land use rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	￦	6,802,861	(4,462,962)	(35,115)	2,304,784

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		64,136	(38,783)	—	25,353
Industrial rights		144,497	(36,737)	—	107,760
Development costs		162,493	(144,215)	(9,947)	8,331
Facility usage rights		146,112	(93,476)	—	52,636
Customer relations		17,147	(10,743)	—	6,404
Memberships(*1)		128,274	—	(34,155)	94,119
Other(*2)		3,029,590	(2,223,627)	(616)	805,347

	￦	6,726,128	(4,197,416)	(44,718)	2,483,994

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated to a university, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment(*)	Business combination	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land use rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	￦	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, computer software and development costs, amounting to ￦9,299 million as impairment loss during for the year ended December 31, 2015.

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	—	1,384,044
Land use rights		16,590	15,560	(573)	—	(8,483)	—	2,259	25,353
Industrial rights		58,763	5,048	(180)	—	(4,584)	—	48,713	107,760
Development costs		10,127	1,253	(25)	63	(4,048)	(398)	1,359	8,331
Facility usage rights		58,828	1,890	(30)	382	(8,434)	—	—	52,636
Customer relations		6,333	779	—	(39)	(3,063)	—	2,394	6,404
Memberships(*)		128,452	5,629	(5,810)	(264)	—	(34,155)	267	94,119
Other		807,118	102,322	(9,919)	171,858	(300,216)	(449)	34,633	805,347

	￦	2,750,782	132,481	(16,537)	172,000	(609,355)	(35,002)	89,625	2,483,994

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦34,155 million as impairment loss for the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
Research and development costs expensed as incurred	￦	315,790	390,943	352,385

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2015 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount	Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦102,839	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license	16,311	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license	222,992	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license	753,720	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license	7,655	WiBro service	Mar. 2012	Mar. 2019

	￦1,103,517

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2015	December 31, 2014
Commercial Paper	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	￦220,000	206,000
Short-term borrowings	Kookmin Bank, etc.	2.47	40,000	160,600

			￦260,000	366,600

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2)	Long-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Shinhan Bank	2.39	Jun. 15, 2015	￦	—	1,712
Kookmin Bank	1.98	Jun. 15, 2016		1,625	4,874
Kookmin Bank	1.98	Mar. 15, 2017		2,498	4,496
Kookmin Bank	1.98	Mar. 15, 2018		6,450	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	10,000
Korea Finance Corporation	3.32	Jul. 30 ,2019		39,000	39,000
Korea Finance Corporation	2.94	Jul. 30 ,2019		10,000	10,000
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		87,685	94,903
				(USD 74,817)	(USD 86,338)

Sub-total				157,258	173,585
Less present value discount on long-term borrowings				(2,124)	(2,623)

				155,134	170,962
Less current portion of long-term borrowings				(33,581)	(21,242)

Long-term borrowings			￦	121,553	149,720

(*1)	As of December 31, 2015, the 6M bank debenture rate of Shinhan Bank is 1.69%.

(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

(*3)	Convenient translation was provided for the borrowings repayable in other currencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)	Debentures as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		—	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*5,6)		2029	4.73		—	55,188
Unsecured private bonds(*5)		2029	4.72		54,695	55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and	2022	2.40		100,000	—
Unsecured private bonds	refinancing fund	2025	2.49		150,000	—
Unsecured private bonds		2030	2.61		50,000	—
Unsecured private bonds	Operating fund	2018	1.89		90,000	—
Unsecured private bonds		2025	2.66		70,000	—
Unsecured private bonds		2030	2.82		90,000	—
Unsecured private bonds(*5)		2030	3.40		50,485	—
Unsecured private bonds	Operating and	2018	2.07		80,000	—
Unsecured private bonds	refinancing fund	2025	2.55		100,000	—
Unsecured private bonds		2035	2.75		70,000	—
Unsecured private bonds(*5)		2030	3.10		50,524	—
Unsecured private bonds(*1)	Operating fund	2015	4.62		—	10,000
Unsecured private bonds(*2)		2015	4.09		—	110,000
Unsecured private bonds(*2)		2015	4.14		—	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		—	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Unsecured private bonds(*2)		2016	3.05		80,000	80,000
Unsecured private bonds(*2)		2019	3.49		210,000	210,000
Unsecured private bonds(*2)		2019	2.76		130,000	130,000
Unsecured private bonds(*2)		2018	2.23		50,000	—
Unsecured private bonds(*2)		2020	2.49		160,000	—
Unsecured private bonds(*2)		2020	2.43		140,000	—
Unsecured private bonds(*2)		2020	2.18		130,000	—
Unsecured private bonds(*3)		2015	3.12		—	10,000
Unsecured private bonds(*3)		2016	3.24		10,000	10,000
Unsecured private bonds(*3)		2017	3.48		20,000	20,000
Foreign global bonds		2027	6.63		468,800	439,680
					(USD 400,000)	(USD 400,000)
Swiss unsecured private bonds		2017	1.75		355,617	333,429
					(CHF 300,000)	(CHF 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Foreign global bonds	Operating fund	2018	2.13	￦	820,400	769,440
					(USD 700,000)	(USD 700,000)
Australia unsecured private		2017	4.75		255,930	269,727
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		351,600	329,760
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		351,600	329,760
					(USD 300,000)	(USD 300,000)

Sub-total					7,139,651	6,252,161
Less discounts on bonds					(30,998)	(33,531)

					7,108,653	6,218,630
Less current portion of bonds					(669,506)	(569,472)

				￦	6,439,147	5,649,158

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.

(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.

(*4)	As of December 31, 2015, 3M Libor rate is 0.61%.

(*5)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦5,704 million as of December 31, 2015.

(*6)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ￦50,000 million and ￦55,188 million, respectively. The entire bonds were early redeemed during the year ended December 31, 2015.

(*7)	Convenient translation was provided for the bonds repayable in other currencies.

19.	Long-term Payables — Other

(1)	Long-term payables — other as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Payables related to acquisition of W-CDMA licenses	￦	550,964	657,001
Other(*)		30,733	27,566

	￦	581,697	684,567

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2)	As of December 31, 2015 and 2014, long-term payables — other consist of payables related to the acquisition of W-CDMA licenses for 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%		—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables — other					(38,739)	(53,633)

					671,149	846,390
Current portion of long-term payables — other					(120,185)	(189,389)

Carrying amount at December 31				￦	550,964	657,001

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2015 is as follows:

(In millions of won)
Amount
Less than 1 year	￦120,718
1~3 years	235,669
3~5 years	235,669
More than 5 years	117,832

￦709,888

20.	Provisions

(1)	Changes in provisions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	For the year ended December 31, 2015								As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolida- tion scope	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration(*2)		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance(*3)		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	￦	87,088	11,896	(6,649)	(23,671)	1,812	(271)	70,205	40,988	29,217

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
	For the year ended December 31, 2014							As of December 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	53,923	41,802	(68,926)	—	—	26,799	14,844	11,955
Provision for restoration(*2)		40,507	20,098	(702)	(34)	(142)	59,727	35,865	23,862
Other provisions		451	155	(225)	—	181	562	366	196

	￦	94,881	62,055	(69,853)	(34)	39	87,088	51,075	36,013

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis. During the years ended December 31, 2015 and 2014, the Group’s provision for handset subsidies significantly decreased as it gradually ceased providing handset subsidies to subscribers.

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

(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipment and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(*3)	The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(2)	The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

21.	Lease

(1)    Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	26	3,804
Long-term finance lease liabilities		—	26

	￦	26	3,830

The Group’s related interest and principal as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	26	26	3,909	3,804
1~5 years		—	—	26	26

Sub-total		26	26	3,935	3,830

Current portion of long-term finance lease liabilities			(26)		(3,804)

Long-term finance lease liabilities	￦		—		26

(2)    Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2015 and 2014 (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2015			2014
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	32,416	1,876	29,233	3,496
1~5 years		75,568	1,026	76,306	1,390
More than 5 years		33,602	577	49,582	1,043

	￦	141,586	3,479	155,121	5,929

(3)    Sale and Leaseback Transaction

During the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease. The Group recognized ￦14,539 million and ￦14,075 million of lease payments in relation to the operating lease agreement for the years ended December 31, 2015 and 2014, respectively, and ￦2,393 million and ￦2,469 million of lease revenues in relation to the sublease agreement for the years ended December 31, 2015 and 2014, respectively. Expected future lease payments and lease revenues are included in Note 21-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

22.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of defined benefit obligations	￦	525,269	437,844
Fair value of plan assets		(426,413)	(346,257)

	￦	98,856	91,587

(2)	Principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	1.90%~2.93%	2.23%~3.70%
Expected rate of salary increase	2.51%~7.04%	2.51%~7.39%

Discount rate for defined benefit obligations is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Beginning balance	￦	437,844	312,494
Current service cost		106,764	109,625
Interest cost		12,292	12,630
Remeasurement
- Demographic assumption		732	2,859
- Financial assumption		5,900	28,287
- Adjustment based on experience		15,100	9,932
Benefit paid		(58,513)	(46,531)
Others(*)		5,150	8,548

Ending balance	￦	525,269	437,844

(*)	Others for the year ended December 31, 2015 include liabilities of ￦3,470 million succeeded due to transfer of employees from associates and transfer to construction in progress, etc. Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦2,939 million, liabilities of ￦4,433 million succeeded due to transfer of employees from associates, and transfer to construction in progress, etc.

(4)	Changes in plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Beginning balance	￦	346,257	238,293
Interest income		9,035	9,538
Actuarial gain		3,146	50
Contributions by employer directly to plan assets		115,640	117,558
Benefits paid		(47,809)	(20,711)
Others(*)		144	1,529

Ending balance	￦	426,413	346,257

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦1,221 million.

The Group expects to make a contribution of ￦82,220 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Current service cost	￦	106,764	109,625	89,802
Net interest cost		3,257	3,092	3,038

	￦	110,021	112,717	92,840

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity instruments	￦	1,086	1,746
Debt instruments		81,867	70,778
Short-term financial instruments, etc.		343,460	273,733

	￦	426,413	346,257

Actual return on plan assets for the years ended December 31, 2015 and 2014 amounted to ￦12,181 million and ￦9,588 million, respectively.

(7)	As of December 31, 2015, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(20,669)	22,690
Expected salary increase rate (if changed by 0.5%)		22,604	(20,851)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2015 and 2014 are 9.35 years and 9.10 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

23.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and four other banks	Oct.29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2)	As of December 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)
Non-current assets:
Structured bond (face value of KRW 150,000)	￦	—	—	—	—	6,277		6,277
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(46,616)	(14,883)	11,180	129,806	—		79,487
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(18,705)	(5,971)	56,738	—	—		32,062
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,748)	(1,835)	26,439	—	—		18,856
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(6,394)	—	32,870	—	—		26,476
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 74,817)		(4,072)	(1,300)	8,613	—	—		3,241

Total assets							￦	166,399

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(3,678)	(1,174)	(7,851)	—	—		(12,703)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		2,013	642	(79,248)	—	—		(76,593)

Total liabilities							￦	(89,296)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

24.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)
	December 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 25)		(2,260,626)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Others(*2)		(864,269)	(878,637)

	￦	(209,008)	(120,520)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the years ended December 31, 2015 and 2014. Changes in number of shares outstanding for the years ended December 31, 2015 and 2014 as follows:

(In shares)
	2015			2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—
Acquisition of treasury stock	—	2,020,000	(2,020,000)	—	—	—

Ending issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

25.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2015 and 2014 are as follows:

(In millions of won, shares)
	December 31, 2015		December 31, 2014
Number of shares		10,136,551	9,809,375
Amount	￦	2,260,626	2,139,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

On June 9, 2015, the Parent Company granted 1,692,824 shares of its treasury stock (acquisition cost: ￦369,249 million) in order to acquire shares of SK Broadband Co., Ltd. In addition, from September 30, 2015 to December 11, 2015, the Parent Company newly acquired 2,020,000 shares of its treasury stock amounting to ￦490,192 million in order to stabilize stock price.

26.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)	Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company is classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is adjusted after five years from the issuance date.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		87,301	151,533
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,059	12,066,291
Unappropriated		2,610,568	2,122,300

	￦	15,007,627	14,188,591

(2)	Legal reserve

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

For the years ended December 31, 2015, 2014 and 2013

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

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	￦	232,316	235,385
Other comprehensive loss of investments in associates		(169,520)	(163,808)
Unrealized fair value of derivatives		(83,200)	(77,531)
Foreign currency translation differences for foreign operations		29,707	1,465

	￦	9,303	(4,489)

(2)	Changes in reserves for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	￦	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(5,530)	(5,649)	(5,221)	28,242	11,842
Tax effect		2,461	(63)	(448)	—	1,950

Balance at December 31, 2015	￦	232,316	(169,520)	(83,200)	29,707	9,303

(In millions of won)

	2014
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2014	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		30,945	8,381	(54,290)	14,718	(246)
Tax effect		(4,089)	(72)	12,188	—	8,027

Balance at December 31, 2014	￦	235,385	(163,808)	(77,531)	1,465	(4,489)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	￦	306,608	(71,223)	235,385
Amount recognized as other comprehensive loss during the year		(3,902)	2,067	(1,835)
Amount reclassified to profit or loss		(1,628)	394	(1,234)

Balance at December 31, 2015	￦	301,078	(68,762)	232,316

(In millions of won)
	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	275,663	(67,134)	208,529
Amount recognized as other comprehensive income during the year		40,785	(6,470)	34,315
Amount reclassified to profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	306,608	(71,223)	235,385

(4)	Details of changes in unrealized fair value of derivatives for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	￦	(102,501)	24,970	(77,531)
Amount recognized as other comprehensive loss during the year		(4,714)	(570)	(5,284)
Amount reclassified to profit or loss		(507)	122	(385)

Balance at December 31, 2015	￦	(107,722)	24,522	(83,200)

(In millions of won)
	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(48,211)	12,782	(35,429)
Amount recognized as other comprehensive loss during the year		(46,535)	10,311	(36,224)
Amount reclassified to profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(102,501)	24,970	(77,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

29.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Other Operating Income:
Reversal of allowance for doubtful accounts	￦	—	—	359
Gain on disposal of property and equipment and intangible assets		7,140	8,792	7,991
Others(*1)		23,795	47,679	66,604

	￦	30,935	56,471	74,954

Other Operating Expenses:
Communication expenses	￦	43,979	58,622	62,193
Utilities		270,621	247,919	227,593
Taxes and dues		36,118	33,500	29,873
Repair		312,517	260,533	252,344
Research and development		315,790	390,943	352,385
Training		37,278	42,781	40,446
Bad debt for accounts receivables — trade		60,450	45,754	53,344
Travel		27,860	28,912	31,762
Supplies and other		176,248	209,933	189,224
Loss on disposal of property and equipment and intangible assets		21,392	32,950	267,468
Impairment loss on other investment securities		42,966	22,749	6,137
Impairment loss on property and equipment and intangible assets		35,845	47,489	13,770
Donations		72,454	67,823	82,057
Bad debt for accounts receivable — other		15,323	17,943	22,155
Others(*2)		55,536	84,796	115,532

	￦	1,524,377	1,592,647	1,746,283

(*1)	Others for the year ended December 31, 2015, 2014 and 2013, primarily consist of ￦2.1 billion, ￦8.1 billion and ￦10.3 billion of VAT refund, respectively.

(*2)	Others for the years ended December 31, 2015, 2014 and 2013 primarily consist of ￦29.5 billion, ￦54.7 billion, and ￦96.5 billion of penalties.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Finance Income:
Interest income	￦	45,884	60,006	65,560
Dividends		16,102	13,048	10,197
Gain on foreign currency transactions		18,923	16,301	11,041
Gain on foreign currency translations		5,090	6,277	4,401
Gain on disposal of long-term investment securities		10,786	13,994	9,300
Gain on valuation of derivatives		1,927	8,713	—
Gain on settlement of derivatives		—	7,998	7,716
Gain relating to financial asset at fair value through profit or loss		—	—	5,177
Gain relating to financial liability at fair value through profit or loss		5,188	—	—

	￦	103,900	126,337	113,392

Finance Costs:
Interest expense	￦	297,662	323,910	331,834
Loss on foreign currency transactions		17,931	18,053	16,430
Loss on foreign currency translations		4,750	5,079	2,634
Loss on disposal of long-term investment securities		2,599	2,694	31,909
Loss on valuation of derivatives		—	10	2,106
Loss on settlement of derivatives		4,845	672	—
Loss relating to financial asset at fair value through profit or loss		—	1,352	—
Loss relating to financial liability at fair value through profit or loss(*1)		526	10,370	134,232
Other finance costs(*2)		21,787	24,533	52,058

	￦	350,100	386,673	571,203

(*1)	Loss relating to financial liability at fair value through profit or loss for the year ended December 31, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

(*2)	See Note 30-(5)

(2)	Details of interest income included in finance income for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Interest income on cash equivalents and deposits	￦	20,009	33,417	41,907
Interest income on installment receivables and others		25,875	26,589	23,653

	￦	45,884	60,006	65,560

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)	Details of interest expense included in finance costs for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Interest expense on bank overdrafts and borrowings	￦	19,577	26,360	28,600
Interest expense on debentures		238,450	247,972	258,962
Interest on finance lease liabilities		58	504	1,333
Others		39,577	49,074	42,939

	￦	297,662	323,910	331,834

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2015, 2014 and 2013 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable — trade, loans and receivables are excluded and are explained in Note 7 :

(i) Finance income

(In millions of won)
	2015		2014	2013
Financial Assets:
Financial assets at fair value through profit or loss	￦	1,927	8,713	5,177
Available-for-sale financial assets		31,220	32,227	23,311
Loans and receivables		64,749	57,685	62,211
Derivative financial instruments designated as hedged item		—	7,998	7,716

		97,896	106,623	98,415

Financial Liabilities:
Financial liabilities at fair value through profit or loss		5,188	—	—
Financial liabilities measured at amortized cost		816	19,714	14,977

		6,004	19,714	14,977

	￦	103,900	126,337	113,392

(ii)    Finance costs

(In millions of won)
	2015		2014	2013
Financial Assets:
Financial assets at fair value through profit or loss	￦	4,188	1,361	276
Available-for-sale financial assets		24,386	27,227	83,967
Loans and receivables		15,861	18,182	16,479
Derivative financial instruments designated as hedged item		657	672	1,830

		45,092	47,442	102,552

Financial Liabilities:
Financial liabilities at fair value through profit or loss		526	10,370	134,232
Financial liabilities measured at amortized cost		304,482	328,861	334,419

		305,008	339,231	468,651

	￦	350,100	386,673	571,203

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(iii)    Other comprehensive income

(In millions of won)
	2015		2014	2013
Financial Assets:
Available-for-sale financial assets	￦	(3,661)	26,856	2,009
Derivative financial instruments designated as hedged item		(3,248)	(20,301)	12,240

		(6,909)	6,555	14,249

Financial Liabilities:
Derivative financial instruments designated as hedged item		1,977	(21,801)	(1,018)

		1,977	(21,801)	(1,018)

	￦	(4,932)	(15,246)	13,231

(5)	Details of impairment losses for financial assets for the years ended December 31, 2015, 2014 and 2013 are as follows :

(In millions of won)
	2015		2014	2013
Available-for-sale financial assets(*)	￦	21,787	24,533	52,058
Bad debt for accounts receivable — trade		60,450	45,754	53,344
Bad debt for accounts receivable — other		15,323	17,943	22,167

	￦	97,560	88,230	127,569

(*)	This is included in other finance costs (See Note 30-(1)).

31.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2015, 2014 and 2013 consist of the following:

(In millions of won)
	2015		2014	2013
Current tax expense
Current tax payable	￦	417,022	181,273	145,457
Adjustments recognized in the period for current tax of prior periods		(4,124)	(19,938)	(16,696)

		412,898	161,335	128,761

Deferred tax expense
Changes in net deferred tax assets		102,305	276,049	266,601
Tax directly charged to equity		4,669	16,929	(3,584)
Changes in scope of consolidation		(575)	—	8,919
Others (exchange rate differences, etc.)		183	195	100

		106,582	293,173	272,036

Income tax for continuing operation	￦	519,480	454,508	400,797

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the actual income tax expense from continuing operations for the years ended December 31, 2015, 2014 and 2013 is attributable to the following:

(In millions of won)
	2015		2014	2013
Income taxes at statutory income tax rate	￦	492,096	544,964	441,697
Non-taxable income		(85,589)	(32,277)	(35,632)
Non-deductible expenses		44,770	61,580	74,311
Tax credit and tax reduction		(25,756)	(33,581)	(37,893)
Changes in unrealizable deferred taxes		83,623	(43,820)	(13,285)
Additional income tax payable (refund) for prior periods		8,131	(44,459)	(23,162)
Deferred tax effect from statutory tax rate change for future periods		2,205	2,101	(5,239)

Income tax for continuing operation	￦	519,480	454,508	400,797

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Net change in fair value of available-for-sale financial assets	￦	2,461	(4,089)	(1,281)
Share of other comprehensive income of associates		(63)	(72)	1,673
Gain or loss on valuation of derivatives		(448)	12,188	(3,265)
Remeasurement of defined benefit liabilities		2,719	8,902	(466)
Loss on disposal of treasury stock		—	—	(245)

	￦	4,669	16,929	(3,584)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries and associates		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Gain or loss on valuation of derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Tax free reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill relevant to leased line		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	￦	(418,552)	(575)	(106,582)	4,669	183	(520,857)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
	2014
	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	56,427	(2,700)	—	(149)	53,578
Accrued interest income		(2,831)	381	—	—	(2,450)
Available-for-sale financial assets		(589)	(146)	(4,089)	—	(4,824)
Investments in subsidiaries and associates		(44,844)	(165,663)	(72)	(464)	(211,043)
Property and equipment (depreciation)		(333,633)	(38,690)	—	(9)	(372,332)
Provisions		14,303	(6,699)	—	(17)	7,587
Retirement benefit obligation		16,089	2,390	8,902	(20)	27,361
Gain or loss on valuation of derivatives		12,779	2	12,188	—	24,969
Gain or loss on foreign currency translation		19,572	(248)	—	—	19,324
Tax free reserve for research and manpower development		(40,011)	32,849	—	—	(7,162)
Goodwill relevant to leased line		31,025	(26,592)	—	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	—	25,977
Others		44,738	(61,274)	—	854	(15,682)

		(173,563)	(293,825)	16,929	195	(450,264)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,060	652	—	—	31,712

	￦	(142,503)	(293,173)	16,929	195	(418,552)

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets(liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Allowance for doubtful accounts	￦	182,266	155,634
Investments in subsidiaries and associates		281,719	422,033
Other temporary differences		285,845	314,188
Unused tax loss carryforwards		1,034,070	729,570
Unused tax credit carryforwards		2,271	2,438

	￦	1,786,171	1,623,863

(6)	The expirations of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2015 are as follows:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	4,894	1,041
1 ~ 2 years		—	155
2 ~ 3 years		—	870
More than 3 years		1,029,176	205

	￦	1,034,070	2,271

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

32.	Earnings per Share

(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2015, 2014 and 2013 are calculated as follows:

(In millions of won, shares)
	2015		2014	2013
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,518,604	1,801,178	1,463,097
Interest on hybrid bonds		(16,840)	(16,840)	(8,420)

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,501,764	1,784,338	1,454,677
Weighted average number of common shares outstanding		71,551,966	70,936,336	70,247,592

Basic earnings per share from continuing operations (In won)	￦	20,988	25,154	20,708

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,518,604	1,801,178	1,638,964
Interest on hybrid bond		(16,840)	(16,840)	(8,420)

Profit attributable to owners of the Parent Company on common shares		1,501,764	1,784,338	1,630,544
Weighted average number of common shares outstanding		71,551,966	70,936,336	70,247,592

Basic earnings per share (In won)	￦	20,988	25,154	23,211

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2015, 2014 and 2013 are calculated as follows:

(In millions of won)
	2015		2014	2013
Profit attributable to owners of the Parent Company	￦	1,518,604	1,801,178	1,638,964
Results of discontinued operation attributable to owners of the Parent Company		—	—	(175,867)

Profit attributable to owners of the Parent Company from continuing operation	￦	1,518,604	1,801,178	1,463,097

3)	The weighted average number of common shares outstanding for the years ended December 31, 2015, 2014 and 2013 are calculated as follows:

(In shares)
	2015	2014	2013
Outstanding common shares	80,745,711	80,745,711	80,745,711
Weighted number of treasury stocks	(9,193,745)	(9,809,375)	(10,498,119)

Weighted average number of common shares outstanding	71,551,966	70,936,336	70,247,592

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2)    Diluted earnings per share

For the years ended December 31, 2015 and 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as the effect would have been anti-dilutive (diluted shares of 688,744). Therefore, diluted earnings per share for the years ended December 31, 2015, 2014 and 2013 are the same as basic earnings per share.

(3)	Basic earnings per share from discontinued operation

(In millions of won, shares)
	2015		2014	2013
Results of discontinued operation attributable to owners of the Parent Company	￦	—	—	175,867
Weighted average number of common shares outstanding		71,551,966	70,936,336	70,247,592

Basic earnings per share (In won)	￦	—	—	2,503

Diluted earnings per share from discontinued operation is the same as basic loss per share from discontinued operation.

33.	Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2015	Cash dividends (Interim)	72,629,160	500	200%	￦	72,629
	Cash dividends (Year-end)	70,609,160	500	1800%		635,482

					￦	708,111

2014	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,802

2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

(2)    Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2015	￦	708,111	1,518,604	46.63%
2014	￦	666,802	1,801,178	37.02%
2013	￦	666,373	1,638,964	40.66%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(3)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2015	Cash dividend	10,000	215,500	4.64%
2014	Cash dividend	9,400	268,000	3.51%
2013	Cash dividend	9,400	230,000	4.09%

34.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable — trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	￦	6,277	1,299,488	4,963,148	160,122	6,429,035

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities		7,817	948,463	—	—	956,280
Accounts receivable — trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	￦	16,530	1,228,624	4,732,321	61,322	6,038,797

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(*)	Details of loans and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term loans	￦	53,895	74,512
Accounts receivable — other		673,739	690,527
Accrued income		10,753	10,134
Other current assets		1,861	3,866
Long-term loans		62,454	55,728
Long-term accounts receivable — other		2,420	3,596
Guarantee deposits		297,281	285,144

	￦	1,102,403	1,123,507

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable — trade	￦	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable — other and others(*2)		—	2,970,801	—	2,970,801

	￦	155,704	10,618,666	89,296	10,863,666

(In millions of won)
	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable — trade	￦	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable — other and others(*2)		—	3,241,615	—	3,241,615

	￦	110,365	10,162,937	130,889	10,404,191

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(*2)	Details of accounts payable – other and other payables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Accounts payable — other	￦	1,323,434	1,381,850
Withholdings		1,178	1,760
Accrued expenses		920,739	952,418
Current portion of long-term payables — other		120,211	193,193
Long-term payables — other		581,697	684,567
Finance lease liabilities		—	26
Other non-current liabilities		23,542	27,801

	￦	2,970,801	3,241,615

35.	Financial Risk Management

(1)	Financial risk management

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

Monetary foreign currency assets and liabilities as of December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	162,322	￦	189,763	1,836,860	￦	2,152,800
EUR	23,421		30,005	257		328
JPY	24,462		238	695		7
AUD	—		—	299,023		255,097
CHF	—		—	299,403		354,909
Others	4,995		1,148	291		121

		￦	221,154		￦	2,763,262

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 23)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

As of December 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	9,600	(9,600)
EUR		2,934	(2,934)
JPY		23	(23)
Others		100	(100)

	￦	12,657	(12,657)

(ii)    Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2015, available-for-sale equity instruments measured at fair value amount to ￦1,076,291 million.

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

The interest rate risk arises from the Group’s floating-rate borrowings and bonds agreements. As of December 31, 2015, the floating-rate borrowings and bonds are ￦20,573 million and ￦351,600 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 23, for all floating-rate bonds to hedge the interest rate risk of floating-rate bonds. On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2015, fluctuates as much as ￦206 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Cash and cash equivalents	￦	768,794	833,129
Financial instruments		701,713	313,699
Available-for-sale financial assets		3,430	15,498
Accounts receivable — trade		2,390,110	2,460,686
Loans and receivables		1,102,403	1,123,507
Derivative financial assets		166,399	70,035
Financial assets at fair value through profit or loss		—	7,817

	￦	5,132,849	4,824,371

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2015, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2015.

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

Contractual maturities of financial liabilities as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	279,782	279,782	279,782	—	—
Borrowings(*1)		415,134	428,012	298,118	109,200	20,694
Debentures(*1)		7,108,653	8,514,028	897,895	4,516,896	3,099,237
Accounts payable — other and others(*2)		2,970,801	3,030,356	2,330,565	578,643	121,148

	￦	10,774,370	12,252,178	3,806,360	5,204,739	3,241,079

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.

(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2015, periods which cash flows from cash flow hedge derivatives are expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years	More than 5 years
Assets	￦	160,122	171,808	1,894	138,980	30,934
Liabilities		(89,296)	(92,498)	(4,882)	(87,616)	—

	￦	70,826	79,310	(2,988)	51,364	30,934

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Liabilities	￦	13,207,291	12,692,963
Equity		15,374,096	15,248,270

Debt-equity ratio		85.91%	83.24%

(3)     Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	￦	1,242,690	897,958	213,661	131,071	1,242,690

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	768,922	—	—	—	—
Available-for-sale financial assets(*1,2)		223,197	—	—	—	—
Accounts receivable — trade and others(*1)		3,492,513	—	—	—	—
Financial instruments(*1)		701,713	—	—	—	—

	￦	5,186,345	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	￦	245,000	—	245,000	—	245,000

Financial liabilities that cannot be measured at fair value
Accounts payable — trade(*1)	￦	279,782	—	—	—	—
Borrowings		415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Accounts payable — other and others(*1)		2,970,801	—	—	—	—

	￦	10,618,666	—	7,828,611	—	7,828,611

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	￦	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable — trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	￦	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable — trade(*1)	￦	275,495	—	—	—	—
Borrowings		537,562	—	549,083	—	549,083
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable — other and others(*1)		3,241,615	—	—	—	—

	￦	10,162,937	—	7,063,915	—	7,063,915

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are a reasonable approximation of fair value.

(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

Fair values of accounts receivable — trade, and accounts payable — trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2015 are as follows:

Interest rate
Derivative instruments	1.92 ~ 2.37%
Borrowings and debentures	2.12 ~ 3.34%

3)	There have been no transfers from Level 2 to Level 1 in 2015 and changes of financial assets classified as Level 3 for the year ended December 31, 2015 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Loss for the period	Other comprehensive loss	Disposal	Others	Balance at Dec.31
Available-for-sale financial assets	￦	142,326	3,103	(449)	(2,379)	(30,359)	18,829	131,071

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	55,673	—	55,673	(55,673)	—	—
Accounts receivable — trade and others		129,527	(113,003)	16,524	—	—	16,524

	￦	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	￦	89,734	—	89,734	(55,673)	—	34,061
Accounts payable — other and others		113,003	(113,003)	—	—	—	—

	￦	202,737	(113,003)	89,734	(55,673)	—	34,061

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable — trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable — others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with International Swap and Derivatives Association (ISDA). Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

36.	Transactions with Related Parties

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint venture	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 52 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2) Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Salaries	￦	1,971	2,600	2,263
Provision for retirement benefits		626	907	1,012

	￦	2,597	3,507	3,275

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3) Transactions with related parties for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
		2015
Scope	Company	Operating revenue and others	Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)	1,299	212,378	117	—	—

		21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.	2,510	43,967	—	—	—
	HappyNarae Co., Ltd.	297	6,886	13,495	—	—
	SK hynix Inc.(*4)	55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.	3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.	21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.	—	—	—	8,287	—
	Others(*5)	6,397	11,917	1,864	690	—

		90,416	99,755	15,359	8,977	204

Other	SK Engineering & Construction Co., Ltd.	15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.	11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.	10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.	397	48,900	141,870	—	—
	SK Energy Co., Ltd.	9,930	978	—	—	—
	SK Gas Co., Ltd.	3,561	2	—	—	—
	Others	29,409	71,314	194,945	—	—

		81,309	1,500,509	583,990	—	—

Total		￦193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.

(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.

(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*4)	Operating revenue and others include ￦43,830 million of dividends paid by SK hynix Inc. and deducted from the investment in associates.

(*5)	Operating revenue and others include ￦2,103 million and ￦457 million of dividends paid by Korea IT Fund and UniSK, respectively, and deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	￦	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd.(*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		￦	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group returned 57,647,058 shares of Hana SK Card Co., Ltd., and received 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd. (See Note 13-(1)).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—	—
Associates	F&U Credit information Co., Ltd.		1,753	43,931	—	—	—
	HappyNarae Co., Ltd.		281	6,217	10,542	—	—
	SK hynix Inc.		3,178	1,160	—	—	—
	SK USA, Inc.		—	2,086	—	—	—
	SK Wyverns Baseball Club., Ltd.		363	—	—	—	204
	HanaSK Card Co., Ltd.		11,129	14,342	—	—	—
	Others		3,171	3,734	125	1,200	—

			19,875	71,470	10,667	1,200	204

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—	—
	SK Networks Co., Ltd.		51,996	1,463,341	6,241	—	—
	SK Networks Services Co., Ltd.		6,165	108,972	3,057	—	—
	SK Telesys Co., Ltd.		1,554	99,381	234,319	—	—
	SK Energy Co., Ltd.		20,831	2,422	—	—	—
	SK Gas Co., Ltd.		6,656	—	—	—	—
	Others		30,905	43,759	11,724	—	—

			127,712	2,113,798	945,645	—	—

Total		￦	149,499	2,411,291	956,312	1,200	204

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(4)	Account balances as of December 31, 2015 and 2014 are as follows:

(In millions of won)
		2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable-other, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	￦	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,342	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK Innovation Co., Ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	SK Gas Co., Ltd.		—	1,830	9
	Others		—	2,886	58,088

			—	11,270	329,767

Total		￦	33,342	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In millions of won)
		2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable-trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK Innovation Co., Ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		￦	24,569	60,617	410,107

(5)	As of December 31, 2015, there are no collateral or guarantee provided by the Group to related parties nor by related parties to the Group.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

(7)	During the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ￦6,000 million from Health Connect Co., Ltd. at the face value. During the year ended December 31, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd. As a result of this transaction, investments in associates have increased by ￦5,900 million.

(8)	As of December 31, 2015 the Parent Company has established a right of pledge on its capital investment for Entrix Co., Ltd., a subsidiary of the Parent Company, amounting to ￦10,000 million.

(9)	There were additional investments in associates and joint ventures during the year ended December 31, 2015. (See Note 13)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

37.	Commitments and Legal Claims and Litigations

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦10,193 million as of December 31, 2015.

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦1,219 million as collateral as of December 31, 2015.

(2) Legal claims and litigations

As of December 31, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees from Shinhan Bank, in relation to handsets purchased from the Apple Computer Korea Ltd.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2) Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the year ended December 31, 2013 is as follows.

(In millions of won)
	2013
Results of discontinued operations:
Operating revenue and other income	￦	167,448
Operating expense		(140,203)

Operating income generated by discontinued operations		27,245
Finance income and costs		1,773
Gain related to investments in associates, net		1,000
Gain on disposal relating to discontinued operations		214,352
Income tax expense		(61,125)

Profit generated by discontinued operations	￦	183,245

Attributable to :
Owners of the Parent Company		175,867
Non-controlling interests		7,378

(3) Cash flows from discontinued operations

Cash flows from discontinued operations for the year ended December 31, 2013 is as follows:

(In millions of won)	2013
Cash flow from discontinued operations:
Net cash provided by operating activities	￦	40,884
Net cash provided by investing activities		179,490
Net cash used in financing activities		(4,780)

	￦	215,594

(4)	Changes in financial condition relating to discontinued operations due to the disposal of ownership interests in Loen Entertainment, Inc. at the date of disposal is as follows:

(In millions of won)
	Date of disposal
Cash and cash equivalents	￦	55,527
Long-term and short-term financial instruments		42,404
Accounts receivable — trade		49,700
Property and equipment, and intangible assets		26,334
Other assets		39,526
Accounts payable — trade		(33,154)
Defined benefit liabilities		(737)
Other liabilities		(87,022)

Decrease in net assets		92,578

Consideration received for disposal		264,245
Cash and cash equivalents disposed		(55,527)

Net cash inflow	￦	208,718

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Interest income	￦	(45,884)	(60,006)	(67,359)
Dividend		(16,102)	(13,048)	(10,197)
Gain on foreign currency translation		(5,090)	(6,277)	(4,401)
Gain on disposal of long-term investment securities		(10,786)	(13,994)	(9,300)
Gain on valuation of derivatives		(1,927)	(8,713)	—
Gain on settlement of derivatives		—	(7,998)	(7,716)
Gain related to investments in subsidiaries and associates, net		(786,140)	(906,338)	(921,861)
Gain on disposal of property, equipment and intangible assets		(7,140)	(8,792)	(7,991)
Gain on valuation of financial assets at fair value through profit or loss		—	—	(5,177)
Gain relating to financial liabilities at fair value through profit or loss		(5,188)	—	—
Reversal of allowance for doubtful accounts		—	—	(359)
Other income		(7,577)	(608)	(3,951)
Interest expenses		297,662	323,910	331,834
Loss on foreign currency translation		4,750	5,079	2,634
Loss on disposal of long-term investment securities		2,599	2,694	31,909
Other finance costs		21,787	24,533	52,058
Loss on valuation of derivatives		—	10	2,106
Loss on settlement of derivatives		4,845	672	—
Income tax expense		519,480	454,508	461,922
Expense related to defined benefit plan		110,021	112,717	92,840
Depreciation and amortization		2,993,486	2,891,870	2,829,784
Bad debt expenses		60,450	45,754	57,163
Loss on disposal of property and equipment and intangible assets		21,392	32,950	267,702
Impairment loss on property and equipment and intangible assets		35,845	47,489	14,399
Loss relating to financial assets at fair value through profit or loss		—	1,352	—
Loss relating to financial liabilities at fair value through profit or loss		526	10,370	134,232
Bad debt for accounts receivable — other		15,323	17,943	22,167
Impairment loss on other investment securities		42,966	22,749	6,136
Other expenses		4,845	10,169	6,802

	￦	3,250,143	2,978,995	3,275,376

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2015, 2014 and 2013

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Accounts receivable — trade	￦	7,554	(168,839)	(267,754)
Accounts receivable — other		(11,108)	(52,137)	(41,243)
Accrued income		116	14	(502)
Advance payments		(35,906)	(62,873)	(26,064)
Prepaid expenses		(40,464)	(36,808)	(1,583)
V.A.T. refund receivable		1,385	7,200	(5,442)
Inventories		(7,814)	(171)	(39,610)
Long-term accounts receivables — other		—	80	—
Guarantee deposits		(11,238)	(12,699)	59,431
Accounts payable — trade		12,442	(37,790)	(4,708)
Accounts payable — other		(107,114)	(296,875)	(131,142)
Advanced receipts		6,421	20,701	(2,916)
Withholdings		(191,209)	306,515	22,025
Deposits received		(9,661)	(4,395)	(1,745)
Accrued expenses		(28,845)	(79,831)	98,081
V.A.T. payable		3,494	2,711	(3,901)
Unearned revenue		(115,187)	(140,295)	(188,589)
Provisions		(30,562)	(38,469)	(226,644)
Long-term provisions		(4,447)	29,532	(72,398)
Plan assets		(67,831)	(96,847)	(61,856)
Retirement benefit payment		(58,513)	(46,531)	(42,948)
Others		2,753	474	(30,362)

	￦	(685,734)	(707,333)	(969,870)

(3)	Significant non-cash transactions for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,002,231	2,238,620	2,320,528
Transfer of other property and equipment and others to construction in progress		730,469	1,090,954	1,188,826
Increase(decrease) of accounts payable — other related to acquisition of property and equipment and intangible assets		39,973	(184,614)	350,735
Return of the existing 1.8GHz frequency use rights		—	—	614,600

40.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2015, 2014 and 2013 are as follows:

(In millions of won)
	2015		2014	2013
Cash dividends received from consolidated subsidiaries	￦	—	—	13,657
Cash dividends received from associates		46,390	939	—

		￦46,390	939	13,657

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SK hynix, Inc.:

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of SK hynix, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK hynix, Inc. and subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2016

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

	Note	2015		2014
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	1,175,719	436,761
Short-term financial instruments	5,6,7		3,615,554	3,618,014
Trade receivables, net	5,6,8,32		2,628,448	3,732,926
Loans and other receivables, net	5,6,8,32		61,613	691,529
Inventories, net	9		1,923,376	1,497,563
Current tax assets			1,394	1,629
Assets held for sale	10		—	27,661
Other current assets	11		353,926	357,431

			9,760,030	10,363,514

Non-current assets
Equity-accounted investees	12		122,609	97,090
Available-for-sale financial assets	5,6,13		131,354	127,314
Loans and other receivables, net	5,6,8,32		62,919	58,989
Other financial assets	5,6,7		430	323
Property, plant and equipment, net	14,21,33		16,966,252	14,090,334
Intangible assets, net	15,29		1,704,896	1,336,680
Investment property, net	14,16		2,679	28,456
Deferred tax assets	21,30		361,204	272,102
Other non-current assets	11		565,533	508,476

			19,917,876	16,519,764

Total assets		￦	29,677,906	26,883,278

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2015 and 2014

	Note	2015		2014
		(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6	￦	791,373	787,822
Other payables	5,6,32		1,337,803	1,358,816
Other non-trade payables	5,6		1,001,171	1,182,956
Borrowings	5,6,17,32		1,013,372	1,755,020
Other financial liabilities	5,6,22		—	30
Provisions	19,33		25,276	25,932
Current tax liabilities			627,260	583,529
Other current liabilities	18		44,443	71,199

			4,840,698	5,765,304

Non-current liabilities
Other non-trade payables	5,6		89,891	132,947
Borrowings	5,6,17,32		2,805,223	2,419,739
Other financial liabilities	5,6,22		683	708
Defined benefit liabilities, net	20		484,977	465,350
Deferred tax liabilities	21		7,582	3,463
Other non-current liabilities	18		61,149	59,464

			3,449,505	3,081,671

Total liabilities			8,290,203	8,846,975

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,23		3,657,652	3,657,652
Capital surplus	23		4,143,736	4,143,736
Other equity	23		(771,913)	(24)
Accumulated other comprehensive loss	24		(1,600)	(41,815)
Retained earnings	25		14,358,988	10,276,904

Total equity attributable to owners of the Parent Company			21,386,863	18,036,453
Non-controlling interests			840	(150)

Total equity			21,387,703	18,036,303

Total liabilities and equity		￦	29,677,906	26,883,278

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

	Note	2015		2014	2013
		(In millions of won, except per share information)
Revenue	4,32	￦	18,797,998	17,125,566	14,165,102
Cost of sales	27,32		10,515,353	9,461,725	8,864,587

Gross profit			8,282,645	7,663,841	5,300,515
Selling and administrative expense	26,27		(2,946,545)	(2,554,375)	(1,920,730)
Finance income	28		846,752	678,570	560,570
Finance expenses	28		(829,913)	(799,771)	(747,329)
Share of profit of equity-accounted investees	12		24,642	23,145	19,256
Other income	29		40,479	618,684	368,513
Other expenses	29		(148,939)	(582,424)	(505,870)

Profit before income tax			5,269,121	5,047,670	3,074,925
Income tax expense	30		945,526	852,501	202,068

Profit for the year			4,323,595	4,195,169	2,872,857

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	20		(21,871)	(119,874)	15,587
Items that are or may be reclassified to profit or loss:
Available-for-sale financial assets — unrealized net change in fair value, net of tax	13,24		—	(7,824)	(655)
Foreign operations — foreign currency translation differences, net of tax	24		33,479	71,631	8,419
Equity-accounted investees — share of other comprehensive income (loss), net of tax	12,24		6,487	3,706	(1,226)

Other comprehensive income (loss) for the year, net of tax			18,095	(52,361)	22,125

Total comprehensive income for the year		￦	4,341,690	4,142,808	2,894,982

Profit (loss) attributable to:
Owners of the Parent Company		￦	4,322,356	4,195,456	2,872,470
Non-controlling interests			1,239	(287)	387
Total comprehensive income attributable to:
Owners of the Parent Company			4,340,700	4,142,574	2,894,652
Non-controlling interests			990	234	330
Earnings per share
Basic and diluted earnings per share (in won)	31		6,002	5,842	4,045

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

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other components of equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2014	￦	3,568,645	3,406,083	—	(108,807)	6,201,322	13,067,243	(384)	13,066,859
Total comprehensive income
Profit for the year		—	—	—	—	4,195,456	4,195,456	(287)	4,195,169
Other comprehensive income (loss)		—	—	—	66,992	(119,874)	(52,882)	521	(52,361)

Total comprehensive income		—	—	—	66,992	4,075,582	4,142,574	234	4,142,808

Transactions with owners of the Parent Company
Issue of ordinary shares related to acquisition of a subsidiary		6,793	47,277	—	—	—	54,070	—	54,070
Exercise of conversion rights		82,214	690,376	—	—	—	772,590	—	772,590
Acquisition of treasury shares		—	—	(24)	—	—	(24)	—	(24)

Total transactions with owners of the Parent Company		89,007	737,653	(24)	—	—	826,636	—	826,636

Balance at December 31, 2014	￦	3,657,652	4,143,736	(24)	(41,815)	10,276,904	18,036,453	(150)	18,036,303

Balance at January 1, 2015	￦	3,657,652	4,143,736	(24)	(41,815)	10,276,904	18,036,453	(150)	18,036,303
Total comprehensive income
Profit for the year		—	—	—	—	4,322,356	4,322,356	1,239	4,323,595
Other comprehensive income (loss)		—	—	—	40,215	(21,871)	18,344	(249)	18,095

Total comprehensive income		—	—	—	40,215	4,300,485	4,340,700	990	4,341,690

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(218,401)	(218,401)	—	(218,401)
Acquisition of treasury shares		—	—	(771,889)	—	—	(771,889)	—	(771,889)

Total transactions with owners of the Parent Company		—	—	(771,889)	—	(218,401)	(990,290)	—	(990,290)

Balance at December 31, 2015	￦	3,657,652	4,143,736	(771,913)	(1,600)	14,358,988	21,386,863	840	21,387,703

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

	Note	2015		2014	2013
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	34	￦	10,357,267	6,305,229	6,521,553
Interest received			51,610	35,658	58,888
Interest paid			(124,304)	(151,551)	(199,553)
Dividends received			17,045	17,134	17,414
Income tax paid			(982,098)	(339,779)	(26,246)

Net cash provided by operating activities			9,319,520	5,866,691	6,372,056

Cash flows from investing activities
Decrease (increase) in short-term financial instruments, net			39,533	(1,407,752)	(1,028,615)
Collection of loans and other receivables			10,692	3,501	2,728
Increase in loans and other receivables			(14,134)	(15,735)	(5,969)
Proceeds from disposal of available-for-sale financial assets			1,319	28,602	331
Acquisition of available-for-sale financial assets			(5,359)	(1,415)	(115,564)
Decrease in other financial assets			—	275,422	29,681
Increase in other financial assets			—	(29,611)	(276,591)
Cash inflows from derivative transactions			1,672	2,371	3,656
Cash outflows from derivative transactions			(2,088)	(4,534)	(6,550)
Proceeds from disposal of property, plant and equipment			220,097	198,959	15,509
Acquisition of property, plant and equipment			(6,774,625)	(4,800,722)	(3,205,797)
Proceeds from disposal of intangible assets			7,963	286	200
Acquisition of intangible assets			(623,743)	(336,291)	(301,496)
Proceeds from disposal of assets held for sale			22,630	—	—
Receipt of government grants			406	20,241	—
Cash outflows from business combinations			—	(19,682)	(3,648)
Cash outflows from disposal of investments in a subsidiary			—	(1,467)	—
Investments in associates			(9,893)	—	—

Net cash used in investing activities		￦	(7,125,530)	(6,087,827)	(4,892,125)

Cash flows from financing activities
Proceeds from borrowings		￦	3,933,056	3,848,816	3,528,687
Repayments of borrowings			(4,405,023)	(3,820,449)	(5,028,676)
Acquisition of treasury shares			(771,889)	(24)	—
Dividends paid			(218,401)	—	—

Net cash provided by (used in) financing activities			(1,462,257)	28,343	(1,499,989)

Effect of movements in exchange rates on cash and cash equivalents			7,225	(2,313)	(6,462)

Net increase (decrease) in cash and cash equivalents			738,958	(195,106)	(26,520)
Cash and cash equivalents at beginning of the year			436,761	631,867	658,387

Cash and cash equivalents at end of the year		￦	1,175,719	436,761	631,867

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

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

As of December 31, 2015, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	59,898,134	8.23
Share Management Council[1]	5,097,667	0.70
Other investors	494,905,994	67.98
Treasury shares	22,000,570	3.02

	728,002,365	100.00

[1]	As of December 31, 2015, the number of shares held by each member of Share Management Council is as follows:

Shareholder	Number of shares	Percentage of ownership (%)
KEB Hana Bank (formerly, Korea Exchange Bank)	5,092,500	0.70
Other financial institutions	5,167	0.00

	5,097,667	0.70

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2015 and 2014 are as follows:

			Ownership(%)
Company	Location	Business	2015	2014
SK hyeng Inc.	Korea	Domestic subsidiary	100.00	100.00
SK hystec Inc.	Korea	Domestic subsidiary	100.00	100.00
Siliconfile Technologies Inc.	Korea	Development and manufacturing of electronic component	100.00	100.00
SK hynix America Inc. (SKHYA)	U.S.A.	Overseas sales subsidiary	97.74	97.74
Hynix Semiconductor Manufacturing America Inc. (HSMA)[1]	U.S.A.	Discontinued subsidiary	100.00	100.00
SK hynix Deutschland GmbH (SKHYD)	Germany	Overseas sales subsidiary	100.00	100.00
SK hynix U.K. Ltd. (SKHYU)	U.K.	Overseas sales subsidiary	100.00	100.00
SK hynix Asia Pte. Ltd. (SKHYS)	Singapore	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor India Pvt. Ltd. (SKHYIS)[2]	India	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)	Hong Kong	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Japan Inc. (SKHYJ)	Japan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Taiwan Inc. (SKHYT)	Taiwan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (China) Ltd. (SKHYCL)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix Semiconductor (Wuxi) Ltd. (SKHYMC)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd. (SKHYCW)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Italy S.r.l (SKHYIT)	Italy	Overseas R&D center	100.00	100.00
SK hynix memory solutions Inc. (SKHMS)	U.S.A.	Overseas R&D center	100.00	100.00
SK hynix Flash Solution Taiwan (SKHYFST)	Taiwan	Overseas R&D center	100.00	100.00
SK APTECH Ltd. (SKAPTECH)	Hong Kong	Holding company	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)[3]	China	Overseas manufacturing subsidiary	100.00	100.00
Softeq Flash Solutions LLC.(SOFTEQ)	Belarus	Overseas R&D center	100.00	100.00
MMT (Money Market Trust)	Korea	Money Market Trust	100.00	100.00

[1]	Subsidiary of SK hynix America Inc. (SKHYA)

[2]	Subsidiary of SK hynix Asia Pte. Ltd. (SKHYS)

[3]	Subsidiary of SK APTECH Ltd. (SKAPTECH)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

1.    Reporting Entity,  continued

(3) There is no change in the consolidated subsidiaries for the year ended December 31, 2015.

(4) Major subsidiaries’ summarized statements of financial position as of December 31, 2015 and 2014 are as follows:

	2015				2014
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix America Inc.(SKHYA)	￦	1,504,882	1,333,291	171,591	1,711,746	1,634,047	77,699
SK hynix Asia Pte. Ltd.(SKHYS)		269,286	190,155	79,131	386,135	313,152	72,983
SK hynix Semiconductor Hong Kong Ltd.(SKHYH)		529,095	431,074	98,021	563,598	478,449	85,149
SK hynix Japan Inc.(SKHYJ)		245,142	183,277	61,865	285,122	227,860	57,262
SK hynix Semiconductor Taiwan Inc.(SKHYT)		299,834	277,520	22,314	628,791	605,861	22,930
SK hynix Semiconductor (China) Ltd.(SKHYCL)		3,718,832	503,776	3,215,056	4,179,186	1,197,588	2,981,598
SK hynix Deutschland GmbH(SKHYD)		75,152	38,697	36,455	135,384	98,477	36,907
SK hynix U.K. Ltd.(SKHYU)		155,531	138,918	16,613	194,318	179,990	14,328
SK hynix Semiconductor (Chongqing) Ltd.(SKHYCQL)		406,552	224,672	181,880	341,984	174,936	167,048

(5) Major subsidiaries’ summarized statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	7,599,679	89,716	89,716
SK hynix Asia Pte.Ltd. (SKHYS)		1,612,550	1,303	1,303
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		4,181,208	6,909	6,909
SK hynix Japan Inc. (SKHYJ)		934,001	1,116	1,322
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,915,465	5,852	5,852
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,273,536	206,446	206,446
SK hynix Deutschland GmbH (SKHYD)		414,489	1,072	1,072
SK hynix U.K. Ltd. (SKHYU)		702,329	1,289	1,289
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		350,110	13,328	13,328

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

1.    Reporting Entity,  continued

	2014
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	6,360,992	21,385	21,385
SK hynix Asia Pte.Ltd. (SKHYS)		1,638,396	2,773	2,773
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		3,714,085	12,941	12,941
SK hynix Japan Inc. (SKHYJ)		843,383	9,890	10,478
SK hynix Semiconductor Taiwan Inc. (SKHYT)		2,176,739	7,599	7,599
SK hynix Semiconductor (China) Ltd. (SKHYCL)		1,914,452	381,729	381,729
SK hynix Deutschland GmbH (SKHYD)		551,528	6,197	6,197
SK hynix U.K. Ltd. (SKHYU)		575,959	1,813	1,813
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		109,769	6,813	6,813

	2013
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	5,187,848	23,547	23,547
SK hynix Asia Pte.Ltd. (SKHYS)		1,203,290	2,385	2,385
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		3,022,397	19,471	19,471
SK hynix Japan Inc. (SKHYJ)		790,736	10,335	10,447
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,769,055	6,680	6,680
SK hynix Semiconductor (China) Ltd. (SKHYCL)		1,718,074	23,611	23,611
SK hynix Deutschland GmbH (SKHYD)		594,166	2,440	2,440
SK hynix U.K. Ltd. (SKHYU)		494,305	1,743	1,743

(6) There are no significant non-controlling interests to the Group as of December 31, 2015, 2014 and 2013.

2.    Basis of Preparation

(1)     Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the board of directors on January 25, 2016

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

December 31, 2015, 2014 and 2013

2.    Basis of Preparation,  continued

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

(a)     Critical judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 3: estimated useful lives of property, plant and equipment and intangible assets

•	Note 5: classification of financial instruments

(b)     Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 9: net realizable value of inventories

•	Note 15: impairment of goodwill

•	Note 19: recognition and measurement of provisions

•	Note 20: measurement of defined benefit obligations

•	Note 21: recognition of deferred tax assets and liabilities

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

December 31, 2015, 2014 and 2013

2.    Basis of Preparation,  continued

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

Information about assumptions used for fair value measurements are included in note 6.

3.    Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. The Group’s CODM is the board of directors, who do not receive and therefore do not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic, product and customer information are provided in note 4.

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

(c)    Determining whether an arrangement contains a lease

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

the asset ceiling, excluding amounts included in net interest on the net defined benefit liability, are recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at exchange rates at the reporting date.

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

(22)    Finance income and finance expenses

Finance income comprises interest and dividend income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets, and changes in the fair value of

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

financial instruments at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive dividend is established.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, and changes in the fair value of financial instruments at fair value through profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(23)    Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)    Current tax

Current tax is the expected tax payable or refundable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

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

December 31, 2015, 2014 and 2013

3.    Significant Accounting Policies,  continued

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

(25)    Standards issued but not yet adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2015. The Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

(a)    IFRS 9, ‘Financial Instruments’

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Group is in the process of assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

(b)    IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’ and IFRIC 13, ‘Customer Loyalty Programmes’. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Group is in the process of assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

(c)    IFRS 16 ‘Leases’

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17, Leases. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Group is in the process of assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

4.    Geographic, Product and Customer Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products.

(1) Details of the Group’s revenue for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014[1]	2013[1]
	(In millions of won)
Sale of goods	￦	18,739,177	17,054,031	14,093,027
Sale of services		58,821	71,535	72,075

	￦	18,797,998	17,125,566	14,165,102

[1]

Sale of service for the year ended December 31, 2014 amounting to ￦40,432 million (2013: ￦4,606 million) was reclassified to sale of goods to conform with the classification for the year ended December 31, 2015.

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
DRAM	￦	14,045,339	13,311,628	10,211,993
NAND Flash		4,148,315	3,320,658	3,391,561
Other		604,344	493,280	561,548

	￦	18,797,998	17,125,566	14,165,102

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Korea	￦	1,204,642	1,179,949	1,105,083
China		4,496,357	3,825,747	3,038,355
Taiwan		1,899,649	2,155,005	1,765,343
Asia (other than China and Taiwan)		2,536,009	2,482,716	1,986,394
U.S.A.		7,549,622	6,359,461	5,191,619
Europe		1,111,719	1,122,688	1,078,308

	￦	18,797,998	17,125,566	14,165,102

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

4.    Geographic, Product and Customer Information,  continued

(4) The Group’s non-current assets (excluding financial assets, equity-accounted investees and deferred tax assets) information by region based on the location of subsidiaries as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Korea	￦	15,648,779	12,356,735
China		3,208,908	3,255,550
Taiwan		7,007	5,831
Asia (other than China and Taiwan)		770	798
U.S.A.		365,024	333,908
Europe		8,874	11,124

	￦	19,239,362	15,963,946

(5) Revenue from customer A and B each constitutes more than 10% of the Group’s consolidated revenue for the year ended December 31, 2015 amounts to ￦3,485,795 million (2014: ￦2,959,663 million, 2013: ￦2,457,867 million) and ￦2,078,835 million, respectively.

5.    Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2015 and 2014 are as follows:

	2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	1,175,719	1,175,719
Short-term financial instruments		1,047,277	—	2,568,277	3,615,554
Trade receivables		—	—	2,628,448	2,628,448
Loans and other receivables		—	—	124,532	124,532
Other financial assets		—	—	430	430
Available-for-sale financial assets		—	131,354	—	131,354

	￦	1,047,277	131,354	6,497,406	7,676,037

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

5.    Categories of Financial Instruments,  continued

	2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	436,761	436,761
Short-term financial instruments		1,842,020	—	1,775,994	3,618,014
Trade receivables		—	—	3,732,926	3,732,926
Loans and other receivables		—	—	750,518	750,518
Other financial assets		—	—	323	323
Available-for-sale financial assets		—	127,314	—	127,314

	￦	1,842,020	127,314	6,696,522	8,665,856

(2) Categories of financial liabilities as of December 31, 2015 and 2014 are as follows:

	2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	791,373	791,373
Other payables		—	1,337,803	1,337,803
Other non-trade payables[1]		—	1,091,062	1,091,062
Borrowings		—	3,818,595	3,818,595
Other financial liabilities		683	—	683

	￦	683	7,038,833	7,039,516

	2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	787,822	787,822
Other payables		—	1,358,816	1,358,816
Other non-trade payables[1]		—	1,315,903	1,315,903
Borrowings		—	4,174,759	4,174,759
Other financial liabilities		738	—	738

	￦	738	7,637,300	7,638,038

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

5.    Categories of Financial Instruments,  continued

[1]	Details of other non-trade payables as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Current
Accrued expenses	￦	1,001,171	1,182,956

Non-current
Long-term other payables		87,036	130,566
Rent deposits payable		2,855	2,357
Long-term accrued expenses		—	24

		89,891	132,947

	￦	1,091,062	1,315,903

(3) Finance income and expenses by categories for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Loans and receivables
Interest income	￦	40,715	50,804	59,262
Foreign exchange differences		300,163	200,390	(61,819)
Reversal of impairment (loss)		82	(5,463)	2,250

		340,960	245,731	(307)

Available-for-sale financial assets
Other comprehensive loss		—	—	(966)
Gain on disposal		—	6,553	205
Dividend income		1,265	1,233	2,381

		1,265	7,786	1,620

Held-to-maturity financial assets
Interest income		—	1,318	853

Financial assets at fair value through profit or loss
Interest income		—	—	6,296
Gain on valuation		2,280	6,920	—
Gain from derivative instruments		—	—	73
Gain on disposal		33,814	28,493	—

		36,094	35,413	6,369

Financial liabilities measured at amortized cost
Interest expenses		(118,505)	(170,363)	(256,623)
Loss on redemption of debentures		—	(2,924)	—
Foreign exchange differences		(242,532)	(71,870)	169,509

		(361,037)	(245,157)	(87,114)

Financial liabilities at fair value through profit or loss
Loss from derivative instruments		(361)	(171,754)	(93,546)

	￦	16,921	(126,663)	(172,125)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

6.    Financial Risk Management

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

Risk management is carried out by the Parent Company’s corporate finance division in accordance with policies approved by the board of directors. The Parent Company’s corporate finance division identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The board of directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk; use of derivative financial instruments and non-derivative financial instruments; and the investment of excess liquidity.

(a)    Market risk

(i)    Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro and Japanese Yen. Foreign exchange risk arises from future commercial transactions; recognized assets and liabilities in foreign currencies; and net investments in foreign operations.

Monetary foreign currency assets and liabilities as of December 31, 2015 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	4,299	￦	5,038,126	3,261	￦	3,821,703
EUR	—		115	148		189,031
JPY	6,194		60,204	37,445		363,967

As of December 31, 2015, effects on profit before income tax as a result of change in exchange rate by 10% are as follows:

	If increased by 10%		If decreased by 10%
	(In millions of won)
USD	￦	121,642	(121,642)
EUR		(18,892)	18,892
JPY		(30,376)	30,376

(ii)    Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings, and is partially offset by interests received from floating rate financial assets.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

6.    Financial Risk Management,  continued

As of December 31, 2015, the Group is partially exposed to a risk of increase in interest rates. If interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the following year would be ￦17,771 million (2014: ￦15,267 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and interest income on floating rate financial assets.

(iii)    Price risk

As of December 31, 2015, there are no available-for-sale equity securities measured at fair value held by the Group. Accordingly, the Group is not exposed to any equity securities price risk.

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

(i)    Trade and other receivables

For each new customer, the Group individually analyzes its credit worthiness before standard payment and delivery terms and conditions are offered. In addition, the Group is consistently managing trade and other receivables by reevaluating the customer’s credit worthiness and securing collaterals in order to limit its credit risk exposure.

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2015 is the carrying amount of trade and other receivables.

(ii)    Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents; short-term financial instruments; and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2015 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings including Shinhan Bank, and accordingly management does not expect any losses from non-performance by these counterparties.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

6.    Financial Risk Management,  continued

Contractual maturities of financial liabilities as of December 31, 2015 and 2014 are as follows:

	2015
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	1,012,385	735,424	2,025,522	156,995	3,930,326
Finance lease liabilities		98,927	26,654	16,050	24,075	165,706
Trade payables		791,373	—	—	—	791,373
Other payables		1,346,469	—	—	—	1,346,469
Other non-trade payables		1,001,077	83,536	10,877	—	1,095,490
Derivatives		683	—	—	—	683
Financial guarantee contract		8	—	—	—	8

	￦	4,250,922	845,614	2,052,449	181,070	7,330,055

	2014
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	1,765,674	795,191	1,675,663	—	4,236,528
Finance lease liabilities		106,318	92,024	24,253	—	222,595
Trade payables		787,822	—	—	—	787,822
Other payables		1,369,959	—	—	—	1,369,959
Other non-trade payables		1,182,957	78,625	54,297	—	1,315,879
Derivatives		738	—	—	—	738
Financial guarantee contract		27	—	—	—	27

	￦	5,213,495	965,840	1,754,213	—	7,933,548

The table above analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and includes estimated interest payments. The Group’s derivative instruments have been included at their fair value of ￦683 million (2014: ￦738 million) within the less than one-year time bucket as of December 31, 2015. These contracts are managed on a net-fair value basis rather than by maturity date. Net settled derivatives comprise interest rate swaps used by the Group to manage the Group’s interest rate risk.

(2)    Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to shareholders, proceeds and repayments of borrowings, issue new shares or sell assets to reduce debt.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

6.    Financial Risk Management,  continued

The debt-to-equity ratio and net borrowing ratio as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Total liabilities (A)	￦	8,290,203	8,846,975
Total equity (B)		21,387,703	18,036,303
Cash and cash equivalents and short-term financial instruments (C)		4,791,273	4,054,775
Total borrowings (D)		3,818,595	4,174,759
Debt-to-equity ratio (A/B)		39%	49%
Net borrowing ratio (D-C)/B		-5%	1%

(3)    Fair value

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2015 and 2014:

			2015
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	1,047,277	—	1,047,277	—	1,047,277

		1,047,277	—	1,047,277	—	1,047,277

Financial assets not measured at fair value
Cash and cash equivalents[1]		1,175,719	—	—	—	—
Short-term financial instruments[1]		2,568,277	—	—	—	—
Trade receivables[1]		2,628,448	—	—	—	—
Loans and other receivables[1]		124,532	—	—	—	—
Other financial assets[1]		430	—	—	—	—
Available-for-sale financial assets[1,2]		131,354	—	—	—	—

		6,628,760	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		683	—	683	—	683

		683	—	683	—	683

Financial liabilities not measured at fair value
Trade payables[1]		791,373	—	—	—	—
Other payables[1]		1,337,803	—	—	—	—
Other non-trade payables[1]		1,091,062	—	—	—	—
Borrowings		3,818,595	—	3,869,536	—	3,869,536

	￦	7,038,833	—	3,869,536	—	3,869,536

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

6.    Financial Risk Management,  continued

			2014
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	1,842,020	—	1,842,020	—	1,842,020

		1,842,020	—	1,842,020	—	1,842,020

Financial assets not measured at fair value
Cash and cash equivalents[1]		436,761	—	—	—	—
Short-term financial instruments[1]		1,775,994	—	—	—	—
Trade receivables[1]		3,732,926	—	—	—	—
Loans and other receivables[1]		750,518	—	—	—	—
Other financial assets[1]		323	—	—	—	—
Available-for-sale financial assets[1,2]		127,314	—	—	—	—

		6,823,836	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		738	—	738	—	738

		738	—	738	—	738

Financial liabilities not measured at fair value
Trade payables[1]		787,822	—	—	—	—
Other payables[1]		1,358,816	—	—	—	—
Other non-trade payables[1]		1,315,903	—	—	—	—
Borrowings		4,174,759	—	4,243,974	—	4,243,974

	￦	7,637,300	—	4,243,974	—	4,243,974

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are close to the reasonable approximate fair values.

[2]

Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39, ‘Financial Instrument: Recognition and Measurement’ as fair values of such equity instruments cannot be reliably measured using other valuation methods.

(b) Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 are as follows:

	Fair value	Level	Valuation Techniques
	(In millions of won)
Short-term financial instruments:
Financial assets at fair value through profit or loss	￦ 1,047,277	2	The present value method
Derivative financial Liabilities:
Interest swap	683	2	The present value method

(c) There was no transfer between fair value hierarchy levels for the year ended December 31, 2015.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

7.    Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2015 and 2014 are as follows:

	2015		2014	Description
	(In millions of won)
Short-term financial instruments	￦	—	3	Restricted for government grants
		77,500	46,000	Restricted for supporting small business
		22,190	21,655	Pledged for borrowings
		5,832	4,601	Pledged for consumption tax
		—	4,764	Pledged for letter of credit
		2,843	584	Deposit for import duties

		108,365	77,607

Other financial assets		308	308	Pledged for borrowings
		12	12	Bank overdraft guarantee deposit
		110	3	Others

		430	323

	￦	108,795	77,930

8.    Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Current
Other receivables[1]	￦	37,427	655,112
Accrued income		18,126	28,337
Short-term loans		3,786	3,504
Short-term guarantee and other deposits		2,274	4,576

		61,613	691,529

Non-current
Long-term other receivables		22,921	22,880
Long-term loans		6,104	7,199
Guarantee deposits		33,637	28,585
Long-term deposits		257	325

		62,919	58,989

	￦	124,532	750,518

[1]	Some of other receivables as of December 31, 2014 were reclassified to other current assets to conform with the classification as of December 31, 2015.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

8.    Trade Receivables and Loans and Other Receivables,  continued

(2) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2015 and 2014 are as follows:

	2015
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	2,631,422	(2,974)	2,628,448
Current loans and other receivables		63,046	(1,433)	61,613
Non-current loans and other receivables		69,062	(6,143)	62,919

	￦	2,763,530	(10,550)	2,752,980

	2014
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	3,735,845	(2,919)	3,732,926
Current loans and other receivables		693,197	(1,668)	691,529
Non-current loans and other receivables		65,023	(6,034)	58,989

	￦	4,494,065	(10,621)	4,483,444

(3) Details of provision for impairment

Movements in the provision for impairment of trade receivables for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	2,919	3,446
Provision for receivables impairment		88	525
Receivables written off during the year as uncollectible		—	(885)
Foreign exchange difference		(33)	(167)

Ending balance	￦	2,974	2,919

Movements in the provision for impairment of current loans and other receivables for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	1,668	2,062
Provision for receivables impairment		—	302
Unused amounts reversed		(234)	(1)
Receivables written off during the year as uncollectible		—	(697)
Foreign exchange difference		(1)	2

Ending balance	￦	1,433	1,668

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

8.    Trade Receivables and Loans and Other Receivables,  continued

Movements in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	6,034	12,510
Provision for receivables impairment		68	4,636
Unused amounts reversed		(4)	—
Receivables written off during the year as uncollectible		(6)	(10,891)
Foreign exchange difference		51	(221)

Ending balance	￦	6,143	6,034

(4) The aging analyses of trade receivables and loans and other receivables as of December 31, 2015 and 2014 are as follows:

	2015
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	2,606,603	24,819	—	—	—	2,631,422
Current loans and other receivables		61,753	—	—	—	1,293	63,046
Non-current loans and other receivables		43,953	—	—	—	25,109	69,062

	￦	2,712,309	24,819	—	—	26,402	2,763,530

	2014
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	3,731,621	3,809	415	—	—	3,735,845
Current loans and other receivables		691,918	—	—	—	1,279	693,197
Non-current loans and other receivables		41,599	—	—	—	23,424	65,023

	￦	4,465,138	3,809	415	—	24,703	4,494,065

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

9.     Inventories

(1) Details of inventories as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Finished goods	￦	613,382	408,256
Work-in-process		848,199	762,421
Raw materials		222,742	188,037
Supplies		164,156	102,705
Goods in transit		74,897	36,144

	￦	1,923,376	1,497,563

(2) The amount of the inventories recognized as cost of sales is as follows:

	2015		2014	2013
	(In millions of won)
Inventories recognized as cost of sales	￦	10,350,548	9,448,374	8,594,938

(3) The changes in inventory valuation allowance during the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	68,528	73,116
Charged to cost of sales		119,764	20,924
Write-off upon sales		(46)	(25,512)

Ending balance	￦	188,246	68,528

There were no significant reversals of inventory write-downs recognized during 2015 and 2014.

10.    Non-current assets held for sale

Details of changes in non-current assets held for sale for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	27,661	26,557
Disposal[1]		(27,661)	—
Other		—	1,104

Ending balance	￦	—	27,661

[1]	The Group disposed assets held for sale during the year ended December 31, 2015 and recognized loss on disposal of assets held for sale as other expenses for the amount of ￦5,844 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

11.    Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Current
Advance payments	￦	2,033	4,501
Prepaid expenses		212,766	156,590
Value added tax refundable[1]		131,673	190,356
Others		7,454	5,984

		353,926	357,431

Non-current
Long-term prepaid expenses[2]		558,058	494,908
Others		7,475	13,568

		565,533	508,476

	￦	919,459	865,907

[1]	Value added tax refundable for the year ended December 31, 2014 was reclassified from other receivables to other current assets to conform with the classification for the year ended December 31, 2015.
[2]	Long-term prepaid expenses primarily consist of prepaid royalties.

12.    Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows:

			2015			2014
Type	Investee	Ownership (%)	Net asset value		Carrying amount	Carrying amount
		(In millions of won)
Associate	Stratio, Inc.[1]	9.10	￦	171	2,171	—
	Gemini Partners Pte. Ltd.[2]	20.00		6,228	7,976	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)	45.00		112,462	112,462	97,090

			￦	118,861	122,609	97,090

[1]

In 2015, the Parent Company acquired 1,136,013 preferred shares of Stratio, Inc. Stratio, Inc. is classified as an associate because the Parent Company has significant influence over Stratio, Inc.’s financial and operating policies through its right to appoint a member of the board of directors.

[2]	In 2015, the Parent Company acquired 20% of shares of Gemini Partners Pte. Ltd. and classified it as an associate because the Parent Company has significant influence over Gemini Partners Pte. Ltd.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

12.    Investments in Associates and Joint Ventures,  continued

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Beginning balance		Acquisition (disposal)	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	—	2,194	(35)	12	—	2,171
Gemini Partners Pte. Ltd.		—	7,976	—	—	—	7,976
HITECH Semiconductor (Wuxi) Co., Ltd.		97,090	—	24,677	6,475	(15,780)	112,462

	￦	97,090	10,170	24,642	6,487	(15,780)	122,609

	2014
	Beginning balance		Acquisition (disposal)	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Siliconfile Technologies Inc.	￦	10,962	(10,319)	(579)	171	(235)	—
HITECH Semiconductor (Wuxi) Co., Ltd.		96,135	—	13,084	3,535	(15,664)	97,090

	￦	107,097	(10,319)	12,505	3,706	(15,899)	97,090

(3) Associate and joint venture’s statements of financial position as of December 31, 2015 and 2014 are as follows:

	2015
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	962	921	—	1
Gemini Partners Pte. Ltd.		27,762	14,694	3,444	7,867
HITECH Semiconductor (Wuxi) Co., Ltd.		270,959	314,464	89,034	246,478

	2014
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
HITECH Semiconductor (Wuxi) Co., Ltd.	￦	251,443	306,344	289,990	52,042

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

12.    Investments in Associates and Joint Ventures,  continued

(4) Summary of associate and joint venture’s statements of comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015			2014		2013
	Revenue		Profit (loss) for the year	Revenue	Profit (loss) for the year	Revenue	Profit for the year
	(In millions of won)
Stratio, Inc.	￦	—	(385)	—	—	—	—
Gemini Partners Pte. Ltd.		—	(747)	—	—	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		677,284	54,835	608,300	29,077	566,065	38,008
Siliconfile Technologies Inc.[1]		—	—	40,339	(2,072)	131,914	7,708

[1]

Siliconfile Technologies Inc. was reclassified as a subsidiary due to the Group’s additional acquisition of the remaining interest on April 22, 2014. Accordingly, the information presented in the above table includes the results of Siliconfile Technologies Inc. only for the period from January 1 to April 22, 2014.

13.    Available-for-sale Financial Assets

(1) Details of available-for-sale financial assets as of December 31, 2015 and 2014 are as follows:

	2015					2014
	Ownership	Ownership (%)	Acquisition cost		Book value	Book value
	(In millions of won)
ProMos	201,600,000	7.93	￦	21,847	—	—
JNT Frontier Private Equity Unit	Certificate	—		1,213	1,213	1,307
SV M&A No.1 Equity Unit	Certificate	—		1,120	1,120	1,196
Daishin Aju IB Investment Co., Ltd.	Certificate	—		699	699	1,265
Seoul Investment Early & Green Venture Fund	Certificate	—		1,678	1,678	1,760
TS 2011-4 Technology Transfer & Business	Certificate	—		1,262	1,262	1,262
IMM Investment	Certificate	—		620	620	1,040
L&S Venture Capital	Certificate	—		1,849	1,849	1,899
KTC-NP-Growth	Certificate	—		2,271	2,271	516
Intellectual Discovery, Ltd.	800,000	7.05		4,000	4,000	4,000
SKY Property Mgmt. Ltd.	5,745	15.00		112,360	112,360	112,360
Equity investment in a construction guarantee association	526	0.01		709	709	709
China Walden Venture Investments II	Certificate	—		3,573	3,573	—

			￦	153,201	131,354	127,314

(2) Changes in the carrying amount of available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	127,314	158,770
Acquisition		5,359	1,414
Disposal		(1,319)	(32,870)

Ending balance	￦	131,354	127,314

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

14.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	542,952	1,433,541	282,191	9,974,301	863	254,129	1,602,357	14,090,334
Changes during 2015
Additions		—	—	907	48,005	94	11,030	6,699,838	6,759,874
Receipt of government grants		—	—	—	(378)	—	—	—	(378)
Disposals		(4)	(71)	(271)	(204,220)	—	(12,759)	(7,665)	(224,990)
Depreciation		—	(88,013)	(27,851)	(3,476,825)	(371)	(101,385)	—	(3,694,445)
Transfers[1]		23,908	1,198,576	167,970	5,271,980	783	243,497	(6,881,650)	25,064
Impairments		—	(22,050)	—	—	—	(5)	—	(22,055)
Exchange differences		758	3,058	1,663	26,345	—	1,431	(407)	32,848

Ending net book amount	￦	567,614	2,525,041	424,609	11,639,208	1,369	395,938	1,412,473	16,966,252

Acquisition cost		567,614	3,243,654	792,270	39,376,245	3,659	966,111	1,412,473	46,362,026
Accumulated depreciation		—	(672,563)	(348,493)	(27,479,837)	(2,290)	(568,466)	—	(29,071,649)
Accumulated impairment		—	(45,749)	(19,168)	(250,883)	—	(1,509)	—	(317,309)
Government grants		—	(301)	—	(6,317)	—	(198)	—	(6,816)

	￦	567,614	2,525,041	424,609	11,639,208	1,369	395,938	1,412,473	16,966,252

[1]	￦25,064 million was transferred from investment property during the year ended December 31, 2015.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

14.    Property, Plant and Equipment,  continued

	2014
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	504,398	1,309,816	207,299	9,222,376	227	209,111	676,570	12,129,797
Changes during 2014
Additions		—	59,216	12,454	160,039	71	26,552	5,160,807	5,419,139
Receipt of government grants		—	—	—	(502)	—	—	—	(502)
Business combination and disposal of a subsidiary		—	—	(468)	(5,945)	27	1,462	(242)	(5,166)
Disposals		—	(1,114)	(1,437)	(197,242)	(14)	(734)	(5,231)	(205,772)
Depreciation		—	(55,986)	(21,260)	(3,117,150)	(177)	(73,893)	—	(3,268,466)
Transfers[1]		38,097	139,858	83,673	3,874,433	730	90,310	(4,228,187)	(1,086)
Impairments		—	(23,620)	(1,777)	(4,139)	—	—	—	(29,536)
Exchange differences		457	5,371	3,707	42,431	(1)	1,321	(1,360)	51,926

Ending net book amount	￦	542,952	1,433,541	282,191	9,974,301	863	254,129	1,602,357	14,090,334

Acquisition cost		542,952	2,020,429	621,345	34,956,922	3,037	772,844	1,602,357	40,519,886
Accumulated depreciation		—	(562,724)	(319,991)	(24,721,171)	(2,174)	(516,775)	—	(26,122,835)
Accumulated impairment		—	(23,847)	(19,163)	(254,597)	—	(1,646)	—	(299,253)
Government grants		—	(317)	—	(6,853)	—	(294)	—	(7,464)

	￦	542,952	1,433,541	282,191	9,974,301	863	254,129	1,602,357	14,090,334

[1]	￦1,086 million was transferred to investment property during the year ended December 31, 2014.

(2) Details of depreciation expense allocation for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Cost of sales	￦	3,365,460	3,040,674	2,616,341
Selling and administrative expenses		263,938	197,196	154,673
Other expenses[1]		8,050	4,902	122,471
Development costs and other		56,997	25,694	27,481

	￦	3,694,445	3,268,466	2,920,966

[1]	During 2013, depreciation expense of ￦122,471 million related to idle assets of the manufacturing facility in Wuxi, China, has been charged to casualty losses in other expenses (Note 29).

(3) During 2014, Impairment of ￦4,139 million (2013: ￦101,532 million) has been charged to casualty losses caused by a fire on the manufacturing facilities in Wuxi, China, which is included in other expenses (Note 29).

(4) Certain property, plant and equipment are pledged as collaterals for borrowings as of December 31, 2015 (Note 33).

(5) During 2015, the Group capitalized borrowing costs amounting to ￦18,892 million (2014: ￦20,762 million and 2013: ￦7,687 million) on qualifying assets. Borrowing costs were calculated using a capitalization rate of 4.83% (2014: 5.08% and 2013: 3.87%) for the year ended December 31, 2015.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

14.    Property, Plant and Equipment,  continued

(6) The Group leases certain machinery and others from ME Semiconductor Rental First L.L.C. and other under finance lease agreements.

The book value of the machinery and others subject to finance lease agreement amounted to ￦136,134 million as of December 31, 2015 (as of December 31, 2014: ￦165,414 million). The machinery and others are pledged as collateral for the finance lease liabilities.

The Group leases certain machinery and others from Macquarie Capital and others under operating lease agreements. The payment schedule of minimum lease payments under operating lease agreements as of December 31, 2015 is as follows:

	Minimum lease payments
	(In millions of won)
No later than 1 year	￦	104,911
Later than 1 year		217,092

	￦	322,003

(7) As of December 31, 2015, certain inventories; property, plant and equipment; and investment properties are insured and details of insured assets is as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment, investment property, inventories and others Business interruption	￦	48,476,239	Hyundai Marine & Fire Insurance Co., Ltd. and others
Fire insurance	Property, plant and equipment, investment property		247,316
Erection all risks insurance	Property, plant and equipment		1,664,895

		￦	50,388,450

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

15.    Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Goodwill		Industrial property rights	Development costs	Others[1]	Total
	(In millions of won)
Beginning net book amount	￦	704,185	83,750	319,824	228,921	1,336,680
Changes during 2015
Internal development		—	—	349,264	—	349,264
Separate acquisition		—	31,604	—	242,875	274,479
Disposals		—	(12,859)	—	(597)	(13,456)
Impairment		—	(2)	(1,606)	(163)	(1,771)
Amortization		—	(12,800)	(184,167)	(61,111)	(258,078)
Others		16,570	94	15	1,099	17,778

Ending net book amount		720,755	89,787	483,330	411,024	1,704,896

Acquisition cost		720,755	160,180	1,126,505	585,500	2,592,940
Accumulated amortization and impairment		—	(70,393)	(643,175)	(137,621)	(851,189)
Government grants		—	—	—	(36,855)	(36,855)

	￦	720,755	89,787	483,330	411,024	1,704,896

	2014
	Goodwill		Industrial property rights	Development costs	Others[1]	Total
	(In millions of won)
Beginning net book amount	￦	632,311	73,860	276,930	127,302	1,110,403
Changes during 2014
Internal development		—	—	181,287	—	181,287
Separate acquisition		—	32,229	—	122,775	155,004
Receipt of government grants		—	—	—	(19,739)	(19,739)
Business combinations		62,618	—	—	21,858	84,476
Disposals		—	(9,428)	—	(380)	(9,808)
Impairment		—	—	—	(529)	(529)
Amortization		—	(13,374)	(138,389)	(22,512)	(174,275)
Others		9,256	463	(4)	146	9,861

Ending net book amount		704,185	83,750	319,824	228,921	1,336,680

Acquisition cost		704,185	173,828	777,226	301,252	1,956,491
Accumulated amortization and impairment		—	(90,078)	(457,402)	(34,987)	(582,467)
Government grants		—	—	—	(37,344)	(37,344)

	￦	704,185	83,750	319,824	228,921	1,336,680

[1]	Others include software and club memberships.

(2) Amortization of ￦12,811 million (2014: ￦3,106 million and 2013: ￦501 million) is included in the cost of sales and ￦244,978 million (2014: ￦171,169 million and 2013: ￦155,775 million) in selling and

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

15.    Intangible Assets,  continued

administrative expenses in the statements of comprehensive income for the year ended December 31, 2015. Amortization of ￦289 million (2014 and 2013 : nil) is capitalized as development cost.

(3) Among costs associated with development activities, ￦349,264 million (2014: ￦181,287 million and 2013: ￦190,271 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2015. In addition, costs associated with research activities and other development expenditures that did not meet the criteria and amounted to ￦1,620,324 million (2014: ￦1,409,530 million and 2013: ￦968,804 million) were recognized as expenses for the year ended December 31, 2015.

(4) Goodwill impairment tests

Goodwill impairment tests are undertaken annually. As the Group has only one CGU, goodwill was allocated to one CGU. Recoverable amount of the CGU was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2015. No impairment loss of goodwill was recognized since the recoverable amount is higher than carrying value of the CGU as of December 31, 2015.

16.    Investment Property

Changes in investment property during the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning net book amount	￦	28,456	28,609
Changes for the year
Depreciation		(713)	(1,239)
Transfer[1]		(25,064)	1,086

Ending net book amount		2,679	28,456

Acquisition cost		—	50,839
Accumulated depreciation		—	(22,383)

	￦	2,679	28,456

[1]	Transfer from (to) property, plant and equipment.

The depreciation expense of ￦713 million was charged to cost of sales for the year ended December 31, 2015 (2014: ￦1,239 million and 2013: ￦1,279 million).

Rental income from investment property during the year ended December 31, 2015 was ￦2,627 million (2014: ￦4,534 million and 2013: ￦4,283 million).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

17.    Borrowings

(1) Details of borrowings as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Current
Short-term borrowings	￦	147,948	734,165
Current portion of long-term borrowings		465,561	820,855
Current portion of debentures		399,863	200,000

		1,013,372	1,755,020

Non-current
Long-term borrowings		1,512,003	1,262,772
Debentures		1,293,220	1,156,967

		2,805,223	2,419,739

	￦	3,818,595	4,174,759

(2) Details of short-term borrowings as of December 31, 2015 and 2014 are as follows:

	Financial Institutions	Interest rate per annum in 2015 (%)	2015		2014
			(In millions of won)
Import finance	Woori Bank	—	￦	—	22,060
Borrowings on trade receivables collateral	Shinhan Bank and others	3M LIBOR + 1.20 ~ 3.30		1,160	220,663
	NongHyup Bank	KORIBOR + 1.1		1,916	—
Refinancing and others	China Construction Bank and others	1.23 ~ 3.20		144,872	491,442

			￦	147,948	734,165

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

17.    Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2015 and 2014 are as follows:

	Financial institutions	Interest rate per annum in 2015 (%)[1]	2015		2014
			(In millions of won)
Local currency borrowings:
Borrowing for housing	Kookmin Bank	—	￦	—	10
Borrowings for childcare facilities	NongHyup Bank	2.00		123	185
Funds for equipment	Korea Development Bank (formerly Korea Finance Corporation)	Industrial financial debentures (4 years) + 0.93		166,667	250,000
Funds for equipment[2]	KEB Hana Bank (formerly Korea Exchange Bank)	CD (91days) +1.31		40,000	50,000
Commercial paper	KEB Hana Bank (formerly Korea Exchange Bank)	—		—	200,000
Finance lease liabilities	Hansu Technical Service Ltd.	3.70		42,775	—
Finance lease liabilities	ME Semiconductor Rental First L.L.C.	5.00		74,898	147,870

				324,463	648,065
Foreign currency borrowings:
General borrowings	Export-Import Bank of Korea	3M LIBOR + 1.00 ~ 3.15		488,333	274,800
General borrowings	Standard Chartered Bank Korea Ltd.	—		—	12,366
General borrowings	Woori Bank	3M LIBOR + 0.98		175,800	—
General borrowings	Korea Development Bank	Exchange equalization fund rate + 0.60		117,200	109,920
General borrowings	Korea Development Bank	3M LIBOR + 0.95		175,800	—
General borrowings	NongHyup Bank and others	Exchange equalization fund rate + 0.63		187,520	175,872
General borrowings	NongHyup Bank and others	3M LIBOR + 3.19		234,400	274,800
General borrowings	Agricultural Bank of China and other	—		—	182,841
Syndicated loans	Development Bank of China and others	3M LIBOR + 2.95		65,340	209,348
Funds for equipment	Standard Chartered Bank Korea Ltd.	3M LIBOR + 3.45		172,688	118,653
Mortgage loans	HITECH Semiconductor (Wuxi) Co., Ltd.	—		—	18,162
Finance lease liabilities	Goodmemory First L.L.C.	4.70		36,020	59,415

				1,653,101	1,436,177

				1,977,564	2,084,242

Less: Discount on present value				—	(615)
Current maturities				(465,561)	(820,855)

			￦	1,512,003	1,262,772

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

17.    Borrowings,  continued

[1]	As of December 31, 2015, the interest rates are as follows:

Type	Interest rate per annum as of December 31, 2015
Exchange equalization fund rate	1.14%
Industrial financial debentures (4 years)	3.05%
CD (91 days)	1.67%
3M LIBOR	0.61%
KORIBOR (30 days)	1.55%

[2]	The Group entered into interest swap contracts with KEB Hana Bank (formerly Korea Exchange Bank) to hedge interest rate risk from the local currency loans.

(4) Details of debentures as of December 31, 2015 and 2014 are as follows:

	Maturity date	Interest rate per annum in 2015 (%)	2015		2014
			(In millions of won)
Unsecured notes in local currency:
210th	Jan. 14, 2015	6.35	￦	—	200,000
211th	May 6, 2016	6.20		400,000	400,000
212th	May 30, 2019	5.35		450,000	450,000
213th	Sep. 4, 2017	3.72		200,000	200,000
214-1st	Aug. 26, 2020	2.27		210,000	—
214-2nd	Aug. 26, 2022	2.63		140,000	—
215-1st	Nov. 25, 2018	2.26		70,000	—
215-2nd	Nov. 25, 2020	2.56		100,000	—
215-3rd	Nov. 25, 2020	2.75		10,000	—

Secured notes in foreign currency
Foreign 8th1	Jun. 20, 2017	3M LIBOR + 2.85		117,200	109,920

				1,697,200	1,359,920
Less: Discounts on debentures				(4,117)	(2,953)
Current portion				(399,863)	(200,000)

			￦	1,293,220	1,156,967

[1]	The Group is provided with USD100 million of payment guarantee from Shinhan Bank as of December 31, 2015.

(5) Finance lease liability

Lease liabilities are effectively secured as the rights to the leased asset belong to the lessor.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

17.    Borrowings,  continued

Details of future minimum lease payments to the lessor as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Total minimum lease payment
No later than 1 year	￦	98,927	106,318
Between 1 and 5 years		66,779	116,277

		165,706	222,595

Discount on present value		(12,013)	(16,346)
Net minimum lease payment
No later than 1 year		93,770	97,567
Between 1 and 5 years		59,923	108,682

	￦	153,693	206,249

(6) Details of book value and fair value of non-current borrowings as of December 31, 2015 and 2014 are as follows:

	2015			2014
	Book value		Fair value	Book value	Fair value
	(In millions of won)
Long-term borrowings	￦	1,512,003	1,517,683	1,262,772	1,271,718
Debentures		1,293,220	1,338,481	1,156,967	1,217,236

	￦	2,805,223	2,856,164	2,419,739	2,488,954

18.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Current
Advance receipts	￦	2,867	2,682
Unearned income		374	322
Withholdings		35,938	67,174
Deposits received		1,256	858
Others		4,008	163

		44,443	71,199

Non-current
Other long-term employee benefits		61,149	59,464

	￦	105,592	130,663

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

19.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Beginning balance		Increase	Utilization	Reversal	Other[1]	Ending balance
	(In millions of won)
Warranty	￦	6,886	2,910	(4,346)	(2,514)	—	2,936
Sales returns		14,646	53,642	(53,552)	—	—	14,736
Legal claims		4,400	1,440	(4,370)	(30)	83	1,523
Emission allowances		—	6,081	—	—	—	6,081

	￦	25,932	64,073	(62,268)	(2,544)	83	25,276

[1]	Others include foreign exchange rate differences.

	2014
	Beginning balance		Increase	Utilization	Reversal	Ending balance
	(In millions of won)
Warranty	￦	13,914	10,862	(17,890)	—	6,886
Sales returns		12,564	51,148	(49,066)	—	14,646
Legal claims		26,106	—	(21,031)	(675)	4,400

	￦	52,584	62,010	(87,987)	(675)	25,932

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

(5)    Provision for emission allowances

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

20.    Defined Benefit Liabilities

Under the defined benefit plan, the Group pays employee benefits to retired employees in the form of a lump sum that are based on their salaries and years of service at the time of their retirement. Accordingly, the Group is

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

20.    Defined Benefit Liabilities,  continued

exposed to a variety of actuarial assumption risks such as risk associated with expected years of service, interest risk, and market (investment) risk.

(1) Details of defined benefit liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Present value of defined benefit obligations	￦	1,055,340	887,277
Fair value of plan assets		(570,363)	(421,927)

	￦	484,977	465,350

(2) Principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate for defined benefit obligations[1]	2.89% ~ 4.10%	3.19% ~ 4.50%
Expected rate of salary increase	2.20% ~ 5.52%	4.92% ~ 5.81%

[1]

As of December 31, 2015, discount rate of 2.89% was applied for SK hystec Inc., which comprises 0.7% of total defined benefit liabilities, and 3.30% to 4.10% was applied for the others in defined benefit liabilities. As of December 31, 2014, discount rate of 3.19% was applied for SK hystec Inc., which comprises 0.8% of total defined benefit liabilities, and 4.50% was applied for the others.

(3) Weighted average durations of defined benefit obligations as of December 31, 2015 and 2014 are 12.39 and 12.67 years, respectively.

(4) Changes in defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	887,277	656,080
Current service cost		139,486	109,403
Interest cost		39,243	35,442
Benefits paid		(24,459)	(35,529)
Remeasurements:
Demographic assumption		(1,860)	7
Financial assumption		33,632	119,206
Adjustment based on experience		(18,561)	262
Business combinations and disposal of a subsidiary		—	1,711
Transfer from associates		576	757
Effect of movements in exchange rates		6	(62)

Ending balance	￦	1,055,340	887,277

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

20.    Defined Benefit Liabilities,  continued

(5) Changes in plan assets for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Beginning balance	￦	421,927	20,340
Interest income		18,545	1,413
Contributions		153,566	402,894
Benefits paid		(15,137)	(1,385)
Remeasurements		(8,661)	(399)
Business combinations and disposal of a subsidiary		—	(1,133)
Transfer from associates		123	197

Ending balance	￦	570,363	421,927

(6) The amounts recognized in profit or loss for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Current service cost	￦	139,486	109,403	98,095
Net interest expense		20,698	34,029	27,400

	￦	160,184	143,432	125,495

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Cost of sales (manufacturing costs)	￦	88,415	82,922	73,950
Selling and administrative expenses		71,769	60,510	51,545

	￦	160,184	143,432	125,495

(8) Details of plan assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Deposits	￦	568,790	420,300
Other		1,573	1,627

	￦	570,363	421,927

Actual return on plan assets for the year ended December 31, 2015 amounted to ￦9,884 million (2014: ￦1,014 million and 2013: ￦492 million).

(9) As of December 31, 2015, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s minimum required contribution to the plan assets for the year ending December 31, 2016 is ￦239,780 million under the assumption that the Group maintains the defined benefit plan.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

20.    Defined Benefit Liabilities,  continued

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2015 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦	(115,409)	136,562
Expected rate of salary increase (if changed by 1%)		136,638	(117,540)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

(11) Information about the maturity profile of the defined benefit obligation as of December 31, 2015 is as follows:

	2015
	Less than 1 year		1 - 5 years	5 - 10 years	10 - 20 years	Total
	(In millions of won)
Benefits paid	￦	32,397	208,589	592,188	2,567,869	3,401,043

Information about the maturity profile is based on undiscounted amount of defined benefit obligation and classified to employee’s expected years of remaining services.

21.    Deferred Income Tax

(1) Changes in deferred taxes for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
At January 1	￦	268,639	198,570
Recorded in profit or loss		81,265	69,176
Exchange differences		3,718	893

At December 31	￦	353,622	268,639

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

21.    Deferred Income Tax,  continued

(2) Changes in deferred income tax assets and liabilities for the years ended December 31, 2015 and 2014 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2015
	January 1, 2015		Profit or loss	Currency translation differences	December 31, 2015
	(In millions of won)
Deferred tax liabilities:
Advanced depreciation provision	￦	(55,666)	—	—	(55,666)
Valuation of derivatives		(208)	135	—	(73)
Gains on foreign currency translation		(2,325)	1,513	(25)	(837)
Plan assets		(96,902)	(33,524)	—	(130,426)
Others		(16,967)	7,041	(133)	(10,059)

		(172,068)	(24,835)	(158)	(197,061)

Deferred tax assets:
Loss on valuation of inventories		18,001	22,329	5	40,335
Valuation of equity-method investments		250,682	(17,550)	4,477	237,609
Accumulated depreciation		79,819	(757)	416	79,478
Net defined benefits		186,627	36,492	16	223,135
Deemed investments and others		161,995	—	—	161,995
Provisions and others		1,066	(716)	—	350
Impairment of available-for-sale financial assets		37,238	(735)	—	36,503
Losses on foreign currency translation		2,522	(2,329)	—	193
Property, plant and equipment		3,381	(3,960)	—	(579)
Losses on valuation of derivative		386	(148)	—	238
Tax loss carryforwards		23,581	7,277	1,562	32,420
Others		246,606	(49,816)	9,976	206,766

		1,011,904	(9,913)	16,452	1,018,443

Deferred tax assets, net		839,836	(34,748)	16,294	821,382
Deferred tax assets not recognized		(750,313)	165,453	(12,788)	(597,648)
Tax credit carryforwards recognized		179,116	(49,440)	212	129,888

Deferred tax assets recognized	￦	268,639	81,265	3,718	353,622

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

21.    Deferred Income Tax,  continued

	2014
	January 1, 2014		Profit or loss	Currency translation differences	December 31, 2014
	(In millions of won)
Deferred tax liabilities:
Advanced depreciation provision	￦	(55,666)	—	—	(55,666)
Valuation of derivatives		(5,452)	5,244	—	(208)
Gains on foreign currency translation		(2,597)	261	11	(2,325)
Conversion rights adjustment		(6,827)	6,827	—	—
Plan assets		(725)	(96,177)	—	(96,902)
Others		(13,897)	(2,996)	(74)	(16,967)

		(85,164)	(86,841)	(63)	(172,068)

Deferred tax assets:
Loss on valuation of inventories		18,876	(873)	(2)	18,001
Valuation of equity-method investments		216,334	35,920	(1,572)	250,682
Accumulated depreciation		120,960	(41,917)	776	79,819
Net defined benefits		137,578	49,091	(42)	186,627
Deemed investments and others		162,390	(395)	—	161,995
Provisions and others		5,816	(4,750)	—	1,066
Impairment of available-for-sale financial assets		40,134	(2,896)	—	37,238
Losses on foreign currency translation		2,546	(24)	—	2,522
Property, plant and equipment		15,217	(11,836)	—	3,381
Losses on valuation of derivative		31,367	(30,981)	—	386
Tax loss carryforwards		72,736	(50,412)	1,257	23,581
Others		209,967	30,701	5,938	246,606

		1,033,921	(28,372)	6,355	1,011,904

Deferred tax assets, net		948,757	(115,213)	6,292	839,836
Deferred tax assets not recognized		(827,313)	82,399	(5,399)	(750,313)
Tax credit carryforwards recognized		77,126	101,990	—	179,116

Deferred tax assets recognized	￦	198,570	69,176	893	268,639

(3) Deferred tax assets are recognized for deductible temporary differences, tax loss carryforwards and tax credit carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

As of December 31, 2015 the Group did not recognize deferred tax assets of ￦597,648 million (2014: ￦750,313 million) associated with deductable temporary differences amounting to ￦2,469,626 million (2014: ￦3,100,467 million).

As of December 31, 2015, the unused tax credits that were not recognized as deferred tax assets amounted to ￦234,632 million (2014: ￦387,088 million).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

21.    Deferred Income Tax,  continued

(4) Expiration schedule of tax credit carryforwards that were not recognized as deferred tax assets as of December 31, 2015 is as follows:

	Tax credit carryforwards
	(In millions of won)
2018	￦	10,277
2019		120,010
2020		104,345

	￦	234,632

22.  Derivative Financial Instruments

(1) Details of derivative financial liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Current
Interest rates swap	￦	—	30
Non-current
Interest rates swap		683	708

	￦	683	738

(2) Details of gains and losses from derivative instruments for the years ended December 31, 2015, 2014 and 2013 are follows:

	2015
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	25	—	1,672	2,058

	2014
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	215	980	2,955	237
Embedded derivative instruments[1]		—	171,016	—	2,691

	￦	215	171,996	2,955	2,928

	2013
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Foreign currency forward contract	￦	—	—	3,630	5,308
Interest rates swap		2,507	—	26	1,242
Embedded derivative instruments[1]		—	93,085	—	—

	￦	2,507	93,085	3,656	6,550

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

22.  Derivative Financial Instruments,  continued

[1]

The Group bifurcated convertible options and separately accounted for them as derivative instruments which were embedded in the foreign-currency convertible bond. These convertible options were measured at fair value and changes in therein were recognized in profit or loss.

23.    Capital Stock, Capital Surplus and Other Equity

(1) Details of capital stock, capital surplus and other equity as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won, thousands of shares)
Authorized shares		9,000,000	9,000,000
Issued shares[1]		731,530	731,530
Capital stock:
Common stock	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Consideration for conversion rights		42,928	42,928
Others		475,011	475,011

		4,143,736	4,143,736
Other equity
Acquisition cost of treasury shares	￦	(771,913)	(24)
Number of treasury shares		22,001	1

[1]	As of December 31, 2015, the number of outstanding shares is 728,002 thousand shares, which differs from total issued shares due to the result of stock retirement.

(2) Changes in number of outstanding shares as of December 31, 2015 and December 31, 2014 are as follows:

	2015	2014
	(In thousands of shares)
Beginning	728,002	710,201
Issue of ordinary shares related to the acquisition of a subsidiary	—	1,358
Exercise of conversion rights	—	16,443
Acquisition of treasury shares	(22,000)	—

Ending	706,002	728,002

24.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	1,856	(4,631)
Foreign operations — foreign currency translation differences		(3,456)	(37,184)

	￦	(1,600)	(41,815)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

24.    Accumulated Other Comprehensive Loss,  continued

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(4,631)	6,487	1,856
Foreign operations — foreign currency translation differences		(37,184)	33,728	(3,456)

	￦	(41,815)	40,215	(1,600)

	2014
	Beginning		Change	Ending
	(In millions of won)
Available-for-sale financial assets — unrealized net change in fair value	￦	7,824	(7,824)	—
Equity-accounted investees — share of other comprehensive loss		(8,337)	3,706	(4,631)
Foreign operations — foreign currency translation differences		(108,294)	71,110	(37,184)

	￦	(108,807)	66,992	(41,815)

25.    Retained Earnings and Dividends

(1) Details of retained earnings as of December 31, 2015 and 2014 are as follows:

	2015		2014
	(In millions of won)
Legal reserve[1]	￦	30,694	8,854
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		14,092,788	10,032,544

	￦	14,358,988	10,276,904

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate for each financial year, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is a reserve for technology development.

(2) Dividends of the Parent Company

(a) Details of dividends for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won and In thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	—
Outstanding ordinary shares		706,002	728,002	710,201
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		10%	6%	—
Total dividends	￦	353,001	218,401	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

(b) Dividend payout ratio for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015		2014	2013
	(In millions of won)
Dividends	￦	353,001	218,401	—
Profit attributable to owners of the Parent Company		4,322,356	4,195,456	2,872,470
Dividend payout ratio		8.17%	5.21%	—

(c) Dividend yield ratio for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015		2014	2013
	(In won)
Dividends per share	￦	500	300	—
Closing stock price		30,750	47,750	36,800
Dividend yield ratio		1.63%	0.63%	—

26.    Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Salaries	￦	385,281	351,318	265,137
Defined benefit plan related		25,499	22,801	19,132
Employee benefits		81,606	60,277	60,459
Commission		212,129	211,111	158,107
Depreciation		89,879	58,608	51,240
Amortization		239,227	169,844	155,313
Research and development		1,620,324	1,409,530	968,804
Freight and custody charge		41,999	37,453	33,201
Legal cost		7,722	7,210	11,374
Rental		18,698	11,521	14,650
Taxes and dues		18,436	15,145	17,912
Training		20,314	42,737	26,863
Sales promotional		46,169	31,018	28,414
Utility		13,595	5,673	10,804
Supplies		51,630	42,737	26,863
Repair		9,629	9,994	19,890
Other		64,408	67,398	52,567

	￦	2,946,545	2,554,375	1,920,730

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

27.    Expenses by Nature

Nature of expenses for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015		2014[2]	2013[2]
	(In millions of won)
Changes in finished goods and work-in-process	￦	(290,904)	(216,403)	292,330
Raw materials and consumables		3,537,227	2,857,555	2,312,998
Employee benefit		2,485,372	2,353,196	1,896,843
Depreciation and amortization		3,887,900	3,413,636	2,928,559
Royalty		210,902	167,167	187,611
Commission		802,432	712,492	442,628
Utility		656,251	608,523	543,516
Repair		625,383	749,949	1,012,702
Outsourcing		982,358	1,017,970	952,336
Other		564,977	352,015	215,794

Total[1]	￦	13,461,898	12,016,100	10,785,317

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

[2]	Expenses for the years ended December 31, 2014 and 2013 were reclassified to conform with the classification for the year ended December 31, 2015.

28.    Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Finance income:
Interest income	￦	40,715	52,122	66,410
Dividend income		1,265	1,233	2,381
Gain on disposal of available-for-sale financial assets		—	10,054	205
Gain on disposal of financial assets at fair value through profit or loss		33,814	28,493	—
Foreign exchange differences		766,981	576,577	485,411
Gain from derivative instruments		1,697	3,170	6,163
Gain on valuation of financial assets at fair value through profit or loss		2,280	6,921	—

		846,752	678,570	560,570

Finance expenses:
Interest expenses		118,505	170,363	256,623
Loss on disposal of available-for-sale financial assets		—	3,500	—
Foreign exchange differences		709,350	448,060	391,071
Loss on redemption of debentures		—	2,924	—
Loss from derivative instruments		2,058	174,924	99,635

		829,913	799,771	747,329

Net finance income (expense)	￦	16,839	(121,201)	(186,759)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

29.    Other Income and Expenses

Other income for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	16,554	5,611	9,560
Gain on disposal of intangible assets		—	—	191
Insurance compensation[1]		—	587,429	327,659
Other		23,925	25,644	31,103

	￦	40,479	618,684	368,513

Other expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	19,540	11,522	7,952
Loss on disposal of intangible assets		5,493	9,522	17,278
Donation		55,131	16,111	3,222
Loss on disposal of trade receivables		1,413	3,756	3,317
Loss on impairment of property, plant and equipment		22,055	25,397	—
Loss on impairment of intangible assets		1,771	529	183
Casualty losses[1]		—	123,957	450,752
Other[2]		43,536	391,630	23,166

	￦	148,939	582,424	505,870

[1]

For the year ended December 31, 2014, the Group recognized casualty losses of ￦123,957 million (2013: ￦450,752 million) caused by a fire in the manufacturing facilities located in Wuxi, China, which includes impairment losses on property, plant and equipment, impairment losses on inventories, depreciation of temporarily idle property, plant and equipment and others. In 2014, the Group and insurance companies reached an agreement about the insurance compensation amounting to USD560 million (￦587,429 million equivalent), which was recognized as other income (2013: ￦327,659 million).

[2]	For the year ended December 31,2014, expenses related to settlement of trade secret lawsuit alleged by Toshiba Corporation amounting to USD 278 million (￦306,161 million equivalent) are included.

30.    Income Tax Expense

(1) Income tax expense for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	1,026,791	922,228	22,728
Adjustments in respect of prior years		—	(551)	(1,588)

		1,026,791	921,677	21,140

Deferred tax:
Origination and reversal of temporary differences		(81,265)	(69,176)	180,928

Income tax expense	￦	945,526	852,501	202,068

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

30.    Income Tax Expense,  continued

(2) The relationship between income tax expense and accounting profit for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Profit before tax	￦	5,269,121	5,047,670	3,074,925
Tax calculated at domestic tax rates applicable to profits in the respective countries		1,266,293	1,181,621	744,847
Tax effects of:
Tax-exempt income		(24)	(13)	76
Non-deductible expenses		6,614	71,531	13,545
Tax credit		(104,425)	(148,052)	(108,433)
Changes in unrecognized deferred tax assets		(252,088)	(260,437)	(450,113)
Others		29,156	7,851	2,146

Income tax expense	￦	945,526	852,501	202,068

(3) The income taxes recorded directly in equity for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Recognized in other comprehensive income: Gains on valuation of available-for-sale financial assets	￦	—	—	311

31.    Earnings Per Share

(1) Basic earnings per share for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders	￦	4,322,356	4,195,456	2,872,470
Weighted average number of outstanding ordinary shares[1]		720,143,294	718,197,377	710,200,891
Basic earnings per share	￦	6,002	5,842	4,045

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2015	2014	2013
	(In shares)
Outstanding ordinary shares	728,001,795	710,200,891	694,155,767
Exercise of conversion rights	—	7,051,443	16,045,124
Issue of ordinary shares related to the acquisition of a subsidiary	—	945,393	—
Acquisition of treasury shares	(7,858,501)	(350)	—

Weighted average number of outstanding ordinary shares	720,143,294	718,197,377	710,200,891

(2) There is no potential ordinary shares with dilutive effect during the years ended December 31, 2015, 2014 and 2013. Accordingly, diluted earnings per share for the years ended December 31, 2015, 2014 and 2013 are the same as basic earnings per share.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

32.    Related Party Transactions

(1) Details of joint venture and other related parties as of December 31, 2015 are as follows:

Type	Name of related parties
Associates	Stratio, Inc., Gemini Partners Pte. Ltd.
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

(2) Significant transactions for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015
	Company	Operating revenue and others		Operating expense and others	Dividend income	Asset acquisition
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	1,364	675,112	15,780	—
Other related parties	SK Telecom Co., Ltd.[1]		2,384	52,944	—	3,984
	SK Holdings Co., Ltd.[2]		199	81,997	—	76,398
	ESSENCORE Limited		147,992	—	—	—
	SK Engineering & Construction Co., Ltd.		1,923	1,378	—	1,084,554
	SK Energy Co., Ltd.		5,245	44,893	—	—
	SK Networks Co., Ltd.		—	3,627	—	—
	Ko-one energy service Co., Ltd.		—	2,685	—	7
	SKC solmics Co., Ltd.		—	36,055	—	269
	Chungcheong energy service Co., Ltd.		—	24,292	—	—
	HAPPYNARAE Co., Ltd.		3,176	83,258	—	21,448
	Others		493	63,845	—	14,516

		￦	162,776	1,070,086	15,780	1,201,176

[1]	Operating expense and others include dividend payments of ￦43,830 million.

[2]

The Group entered into a contract with SK Holdings Co., Ltd. under which the Group pays royalty for the use of SK brand in proportion to sales amount. For the year ended December 31, 2015, royalty paid for the use of the SK brand amounted to ￦34,597 million (2014: ￦28,780 million and 2013: ￦18,251 million). Meanwhile, on August 1, 2015, SK C&C Co., Ltd. merged with SK Holdings Co., Ltd. and changed its name to SK Holdings Co., Ltd.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

32.    Related Party Transactions,  continued

	2014
	Company	Operating revenue and others		Operating expense and others	Dividend income	Asset acquisition
	(In millions of won)
Associate	Siliconfile Technologies Inc.[1]	￦	25,109	411	236	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		1,734	612,890	15,664	—
Other related parties	SK Telecom Co., Ltd.		3,391	7,493	—	2,685
	SK Holdings Co., Ltd.		—	33,273	—	—
	SK C&C Co., Ltd.[2]		70	5,879	—	12,225
	SK Engineering & Construction Co., Ltd.		481	44,928	—	959,985
	SK Energy Co., Ltd.		5,121	44,664	—	—
	SK Networks Co., Ltd.		—	2,777	—	2,772
	Ko-one energy service Co., Ltd.		—	3,074	—	—
	SKC solmics Co., Ltd.		—	28,023	—	718
	Chungcheong energy service Co., Ltd.		—	27,496	—	—
	HAPPYNARAE Co., Ltd.		53	63,398	—	10,187
	Others		427	19,837	—	1,548

		￦	36,386	894,143	15,900	990,120

[1]	Siliconfile Technologies Inc. became a subsidiary through the Parent Company’s additional acquisition of the remaining interest on April 22, 2014.

[2]	SK C&C Co., Ltd. was excluded from related party after April 2014 due to change in CEO.

	2013
	Company	Operating revenue and others		Operating expense and others	Dividend Income	Asset acquisition
	(In millions of won)
Associate	Siliconfile Technologies Inc.	￦	100,975	1,585	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		61,368	581,374	15,033	—
Other related parties	SK Telecom Co., Ltd.		954	2,811	—	230
	SK Holdings Co., Ltd.		—	20,583	—	—
	SK C&C Co., Ltd.		150	22,374	—	30,522
	SK Engineering & Construction Co., Ltd.		637	12,056	—	166,423
	SK Energy Co., Ltd.		13,103	28,258	—	—
	SK Networks Co., Ltd.[1]		—	927	—	112,360
	Ko-one energy service Co., Ltd.		—	20,452	—	—
	SKC solmics Co., Ltd.		—	24,041	—	300
	Chungcheong energy service Co., Ltd.		—	28,231	—	—
	HAPPYNARAE Co., Ltd.		62	59,624	—	7,763
	Others		261	9,095	—	332

		￦	177,510	811,411	15,033	317,930

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

32.    Related Party Transactions,  continued

[1]	The Group acquired 5,745 shares of Sky Property Management Ltd. at ￦112,360 million from SK Networks Co., Ltd., a related party during 2013 and recognized them as available-for-sale securities.

(3) The balances of significant transactions as of December 31, 2015 and December 31,2014 are as follows:

	2015
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.[1]	￦	15,628	108,519
Other related parties	SK Telecom Co., Ltd.		155	2,797
	SK Holdings Co., Ltd.		103	98,798
	ESSENCORE Limited		142	—
	SK Engineering & Construction Co., Ltd.		1,049	236,875
	SK Energy Co., Ltd.		474	5,962
	SK Networks Co., Ltd.		—	954
	SKC solmics Co., Ltd.		—	9,544
	Chungcheong energy service Co., Ltd.		—	1,425
	HAPPYNARAE Co., Ltd.		275	24,148
	Others		102	29,339

		￦	17,928	518,361

[1]	The Parent Company repaid remaining balance of borrowings from HITECH Semiconductor (Wuxi) Co., Ltd. in the amount of ￦22,552 million for the year ended December 31, 2015.

	2014
	Company	Trade receivables and others		Other payables and others	Borrowings[1]
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	18,393	113,257	22,552
Other related parties	SK Telecom Co., Ltd.		2,763	2,622	—
	SK Holdings Co., Ltd.		—	3,080	—
	SK Engineering & Construction Co., Ltd.		23	561,004	—
	SK Energy Co., Ltd.		462	5,961	—
	SK Networks Co., Ltd.		—	479	—
	SKC solmics Co., Ltd.		—	9,258	—
	Chungcheong energy service Co., Ltd.		—	3,295	—
	HAPPYNARAE Co., Ltd.		1	14,606	—
	Others		32	14,455	—

		￦	21,674	728,017	22,552

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

32.    Related Party Transactions,  continued

(4) Key management compensation

Key management includes directors, members of the board of directors, chief financial officer, subsidiary’s executives and internal auditors. The compensation paid to key management for employee services for the years ended December 31, 2015, 2014 and 2013 are as follows:

Details	2015		2014	2013
	(In millions of won)
Salaries	￦	73,013	74,599	30,909
Defined benefit plan related expenses		7,250	7,061	4,546
Others		15	19	6

	￦	80,278	81,679	35,461

33.    Commitments and Contingencies

(1)    Significant pending litigations and claims of the Group as of December 31, 2015 are as follows:

(a)    Lawsuit from SanDisk Corporation (“SanDisk”)

SanDisk filed a lawsuit against the Parent Company and its subsidiaries (SK hynix America Inc. and SK hynix memory solutions Inc.) in Santa Clara Superior Court of the United States of America, alleging misappropriation of trade secrets jointly owned by SanDisk and Toshiba Corporation, on March 13, 2014 (“SanDisk lawsuit”). Meanwhile on August 4, 2015, SanDisk agreed to withdraw the lawsuit against the Parent Company and its subsidiaries, and therefore, the lawsuit has been terminated.

(b)    Lawsuit regarding ordinary wages

On August 1, 2014, some of the Parent Company’s employees filed a lawsuit against the Parent Company to the Suwon District Court, seeking additional payment of overtime allowance in relation to ordinary wages. The Parent Company submitted a written response on September 5, 2014 and oral pleading has been processed several times after that date. The court’s decision to exclude additional payment such as regular bonus from ordinary wages has been made as of November 12, 2015. Since the plaintiff decided not to appeal the case, the lawsuit has been terminated.

(c)    Other patent infringement claims and litigation

The Group is involved in various alleged patent infringement claims and litigation. No provisions have been made as the final outcome of these matters cannot be determined or predicted given that these claims and litigation are at their the early stage as of December 31, 2015.

(2)    Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid in a lump-sum or running basis in accordance with the respective agreements. Lump-sum royalties are expensed over the contract period using the straight-line method.

(3)    Contract for supply of industrial water

In March 2001, the Group and Veolia Water Industrial Development Co., Ltd. (“VWID”) entered into a contract for the purpose of purchasing industrial water from VWID for 12 years from March 2001 to March 2013. In December 2006, the contract was extended to March 2018, and subsequently amended due to the establishment

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

33.    Commitments and Contingencies,  continued

of additional plants. According to the amended contract, the Group is obligated to pay base service charges which are predetermined and additional service charges which are variable according to the amount of water used.

(4)    Post-process service contract with HITECH

In 2009, the Group entered into an agreement with HITECH to be provided with post-process service by HITECH. The conditions of the service provided includes package, package test, modules and others. As the agreement has been expired in June, 2015, the Group extended the agreement for the next five years and main terms of the agreement such as the conditions of the service and preemptive rights to use HITECH equipments are equivalent to those of the former agreement. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH.

(5)    Assets provided as collateral

Details of assets provided as collateral as of December 31, 2015 are as follows:

	Book value		Pledged amount	Remark
	(In millions of won)
Land	￦	45,750
Buildings		115,194	1,404,275	Borrowings for equipment and others
Machinery		872,957

	￦	1,033,901	1,404,275

Other than the above assets provided as collateral, the finance lease assets of the Group are pledged as collateral for the finance lease liabilities in accordance with the finance lease contracts.

(6)    Financing agreements

Details of credit lines with financial institutions as of December 31, 2015 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	KEB Hana	Import finance including usance	USD	200
	Bank and others	Export finance including bills bought	USD	350
		Comprehensive limit contract for import and export	USD	1,305
SK Hynix Semiconductor (China) Ltd. (SKHYCL)	Agricultural Bank of China and others	Import finance including usance	RMB	1,895
			USD	1,397
SK Hynix America Inc. (SKHYA) and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	139
Domestic subsidiaries	KEB Hana Bank	Export finance including bills bought	KRW	5,000
		Guarantee	KRW	2,000
		Foreign currency forward	USD	1

The Group has entered into trade receivables discounting agreements with several financial institutions. There are outstanding trade receivables discounted corresponding to ￦3,076 million as of December 31, 2015 (as of December 31, 2014: ￦220,663 million). The Group is obliged to redeem discounted receivables to financial

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

33.    Commitments and Contingencies,  continued

institutions in case of the default of the counterparties and accordingly, accounted for the above transactions as collateralized borrowings.

(7)    Details of guarantees provided to others as of December 31, 2015 are as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 8	Guarantees for employees’ borrowings relating to employee stock ownership

(8)    Capital commitments

As of December 31, 2015, the Group has ￦300,041 million (as of December 31, 2014: ￦348,802 million) of commitments in relation to the capital expenditures on fixed assets.

34.    Cash Generated from Operating Activities

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014	2013
	(In millions of won)
Profit for the year		￦4,323,595	4,195,169	2,872,857
Adjustment
Income tax expense		945,526	852,501	202,068
Defined benefit plan related expenses		160,184	143,432	125,495
Depreciation of property, plant and equipment and investment property		3,695,158	3,269,705	2,922,245
Amortization		258,078	174,275	156,276
Loss on impairment of property, plant and equipment		22,055	—	—
Loss on foreign currency translation		143,768	116,726	24,415
Interest expense		118,505	170,363	256,623
Gain on foreign currency translation		(58,658)	(79,678)	(94,175)
Interest income		(40,715)	(52,122)	(66,410)
Loss on derivative instruments, net		361	171,754	93,473
Gain on equity method investments, net		(24,642)	(12,506)	(19,256)
Others, net		(18,231)	13,072	116,735
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		1,260,172	(1,628,665)	(278,141)
Decrease (increase) in loans and other receivables		724,149	(753,278)	(214,701)
Decrease (increase) in inventories		(414,830)	(314,547)	333,179
Increase in other assets		(177,316)	(10,210)	(239,553)
Increase (decrease) in trade payables		(156,074)	69,290	113,552
Increase (decrease) in other payables		(60,252)	(105,971)	74,666
Increase (decrease) in other non-trade payables		(147,392)	498,152	309,974
Decrease in provisions		(6,889)	(26,793)	(127,052)
Increase (decrease) in other liabilities		(29,327)	51,598	8,567
Payment of defined benefit liabilities		(6,392)	(34,144)	(45,171)
Contribution to plan assets		(153,566)	(402,894)	(4,113)

Cash generated from operating activities	￦	10,357,267	6,305,229	6,521,553

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014 and 2013

34.    Cash Generated from Operating Activities,  continued

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014	2013
	(In millions of won)
Other payables related to acquisition of property, plant and equipment	￦	—	588,435	190,667
Issue of ordinary shares related to the acquisition of a subsidiary		—	54,070	—
Exercise of conversion rights		—	772,590	432,434
Transferred to non-current convertible bond due to expiration of early redemption rights		—	—	486,569

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Sung Hyung Lee
Name:	Sung Hyung Lee
Title:	Senior Vice President Financial Strategy & Management

Date: April 29, 2016