Form 20-F
period 2016-12-31
SK TELECOM CO LTD
filed 2017-04-27
CIK 1015650

As filed with the Securities and Exchange Commission on April 27, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ms. Min Joo Kim

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☑            Accelerated filer  ☐             Non-accelerated filer  ☐             Emerging growth company  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑    Other  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☑

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

All references to “Won,” or “￦” in this annual report are to the currency of Korea, all references to “Dollars” or “US$” are to the currency of the United States of America, all references to “CHF” or “Franc” are to the currency of Switzerland, all references to “euro” or “€” are to the currency of the European Union and all references to “Australian Dollars” or “AUD” are to the currency of the Commonwealth of Australia.

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015, and 2014 included in this annual report.

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

•

our plans for capital expenditures in 2017 for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our platform services business portfolio and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•

our efforts to make significant investments to build, develop and broaden our businesses, including developing our next-generation growth businesses in Internet of Things (“IoT”) solutions, media and e-commerce and other innovative products and services offered through our platform services;

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

•	the success of our various joint ventures and investments, including SK Hynix, Inc. (known as Hynix Semiconductor Inc. at the time of such acquisition, “SK Hynix”), a memory-chip maker;

•	our ability to successfully attract and retain subscribers; and

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission of Korea (the “FSC”) and the Korea Exchange Inc. (the “Korea Exchange”) under the Financial Investment Services and Capital Markets Act (the “FSCMA”). English translations of such financial statements are furnished to the SEC on Form 6-K. Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by the KASB in 2012. The amendments require operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. For additional information, see “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

	Year Ended December 31,
	2016		2015		2014		2013		2012
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	17,158.3	￦	17,167.6	￦	17,220.3	￦	16,677.0	￦	16,343.3
Revenue		17,091.8		17,136.7		17,163.8		16,602.1		16,141.4
Other income		66.5		30.9		56.5		74.9		201.9
Operating Expense		15,854.9		15,672.2		15,612.4		15,098.6		14,605.6
Operating Profit		1,303.4		1,495.4		1,607.8		1,578.4		1,737.6
Profit before Income Tax		2,096.1		2,035.4		2,253.8		1,827.1		1,519.4
Profit from Continuing Operations		1,660.1		1,515.9		1,799.3		1,426.3		1,231.2
Profit (Loss) from Discontinued Operation, net of income taxes		—		—		—		183.2		(115.5)
Profit for the Year		1,660.1		1,515.9		1,799.3		1,609.5		1,115.7
Basic Earnings per Share(1)		23,497		20,988		25,154		23,211		16,525
Diluted Earnings per Share(2)		23,497		20,988		25,154		23,211		16,141
Basic Earnings per Share from Continuing Operations(1)		23,497		20,988		25,154		20,708		18,015
Diluted Earnings per Share from Continuing Operations(2)		23,497		20,988		25,154		20,708		17,583
Dividends Declared per Share (Won)		10,000		10,000		9,400		9,400		9,400
Dividends Declared per Share (US$)(3)		8.3		8.6		8.6		8.9		8.8
Weighted Average Number of Shares		70,609,160		71,551,966		70,936,336		70,247,592		69,694,999

	As of December 31,
	2016		2015		2014		2013		2012
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	￦	(447.5)	￦	(96.3)	￦	(337.2)	￦	(945.8)	￦	(880.5)
Property and Equipment, Net		10,374.2		10,371.3		10,567.7		10,196.6		9,712.7
Total Assets		31,297.7		28,581.4		27,941.2		26,576.5		25,595.6
Non-current Liabilities(5)		8,737.1		7,950.8		7,272.7		6,340.7		6,565.9
Share Capital		44.6		44.6		44.6		44.6		44.6
Total Equity		16,116.4		15,374.1		15,248.3		14,166.6		12,854.8

	Year Ended December 31,
	2016		2015		2014		2013		2012
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	￦	2,490.5	￦	2,478.8	￦	3,008.0	￦	2,879.1	￦	3,394.3
R&D Expense(7)		351.1		322.7		397.8		363.7		346.3
Depreciation and Amortization Expense		2,941.9		2,845.3		2,714.7		2,661.6		2,421.1
Net Cash Provided by Operating Activities		4,243.2		3,778.1		3,677.4		3,558.6		3,999.7
Net Cash Used in Investing Activities		(2,462.2)		(2,880.5)		(3,683.2)		(2,506.5)		(5,309.6)
Net Cash Provided by (Used in) Financing Activities		(1,044.8)		(964.6)		(559.4)		(573.2)		585.3
Margins (% of total sales):
Operating Margin(8)		7.6%		8.7%		9.3%		9.5%		10.6%
Net Margin(8)		9.7%		8.8%		10.4%		9.7%		6.8%

	As of or for the Year Ended December 31,
	2016	2015	2014	2013	2012
SELECTED OPERATING DATA
Population of Korea (in millions)(9)	51.7	51.5	51.3	51.1	50.9
Our Wireless Penetration(10)	57.2%	55.6%	55.1%	53.5%	52.9%
Number of Employees(11)	25,844	25,992	25,689	23,789	22,148
Our Wireless Subscribers (in thousands)(12)	29,595	28,626	28,279	27,352	26,961
Our LTE Subscribers (in thousands)(13)	21,078	18,980	16,737	13,487	7,530
Our LTE Penetration(14)	71.2%	66.3%	59.2%	49.3%	27.9%
Average Monthly Data Usage per Subscriber(15)	5.2GB	3.9GB	3.0GB	2.0GB	1.8GB
Average Monthly Churn Rate(16)	1.5%	1.5%	2.0%	2.3%	2.6%
Cell Sites	54,986	55,085	50,158	44,764	35,584

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(3)	The Dollar amounts shown for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were translated at the rate of Won 1,203.7 to US$1.00, Won 1,169.3 to US$1.00, Won 1,090.9 to US$1.00, Won 1,055.3 to US$1.00 and Won 1,063.2 to US$1.00, respectively, the noon buying rates in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 3(19) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Consists of research and development costs that are expensed and costs that are amortized during the respective period as well as donations to Korean research institutions and educational organizations in 2012 of Won 4.0 billion.

(8)	Operating revenue and other income and operating profit used in the calculation of these ratios exclude the operating revenue and other income and operating profit from discontinued operations.

(9)	Population numbers reflect the number of registered residents as published by the Ministry of the Interior of Korea.

(10)	Our wireless penetration is determined by dividing our wireless subscribers by total estimated population, as of the end of the period.

(11)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(12)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2016, 2015, 2014 and 2013 include 3.2 million subscribers, 2.7 million subscribers, 2.1 million subscribers and 1.1 million subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(13)	The number of LTE subscribers as of December 31, 2016 and 2015 include 0.3 million subscribers and 0.1 million subscribers, respectively, of MVNOs that lease our LTE network.

(14)	Our LTE wireless penetration is determined by dividing our LTE subscribers by our total wireless subscribers, as of the end of the period.

(15)	Average monthly data usage per LTE subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of LTE subscribers for such month.

(16)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next-generation service, such as LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this annual report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Year Ended December 31,	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2012	1,063.2	1,126.2	1,185.0	1,063.2
2013	1,055.3	1,094.7	1,161.3	1,050.1
2014	1,090.9	1,052.3	1,117.7	1,008.9
2015	1,169.3	1,131.0	1,196.4	1,063.0
2016	1,203.7	1,159.3	1,242.6	1,090.0

	Past Six Months
	High	Low
	(Won per US$1.00)
October 2016	1,146.5	1,104.8
November 2016	1,181.6	1,131.4
December 2016	1,212.2	1,161.7
January 2017	1,207.2	1,151.5
February 2017	1,154.5	1,129.2
March 2017	1,158.1	1,108.3
April 2017 (through April 21)	1,147.8	1,117.7

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 21, 2017, the noon buying rate was Won 1,134.2 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

The collective market share of our competitors amounts to approximately 50.9%, in terms of number of wireless subscribers, as of December 31, 2016. We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In addition, other companies may enter the telecommunications service market by acquiring the required licenses from the MSIP. For example, in October 2015, Sejong Telecom, K Mobile and Quantum Mobile applied for licenses to become Korea’s fourth mobile network operator. Although the MSIP rejected the applications of all three companies in January 2016, the MSIP may continue its efforts to find an eligible applicant to be Korea’s fourth mobile network operator in the future.

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

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2016, our market share of the fixed-line telephone and VoIP service market was 15.2% (including the services provided by SK Broadband and SK Telink Co., Ltd. (“SK Telink”) in terms of number of subscribers compared to KT with 57.8% and LG U+ with 17.4%. In addition, our broadband Internet access and Internet protocol TV (“IPTV”) services provided through SK Broadband competes with other providers of such services, including KT, LG U+ and cable companies. As of December 31, 2016, our market share of the broadband Internet market was 25.3% in terms of number of subscribers compared to KT with 41.4% and LG U+ with 17.6%. As of December 31, 2016, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 13.1% compared to KT with 23.2% and LG U+ with 8.4% and the collective market share of other pay TV providers with 55.3%.

Continued competition from other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2016, the monthly churn rate in our wireless telecommunications business ranged from 1.4% to 1.5%, with an average monthly churn rate of 1.5%, which remained unchanged from 2015. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

With respect to the e-commerce business operated by SK Planet Co., Ltd. (“SK Planet”), 11st, our marketplace business, faces intense competition from various e-commerce providers, including online open marketplaces such as Gmarket, Auction and Interpark and online social commerce operators such as Coupang, Ticket Monster and Wemakeprice. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. The industry in which 11st competes is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally.

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

In December 2014, we commenced tri-band LTE-A services, which bundles three different bandwidths to allow faster network service at speeds of up to 300 Mbps in Seoul and other metropolitan areas. KT and LG U+ have also launched similar LTE-A services around the same time as us. Since then, we expanded coverage nationwide and as of December 31, 2015, the last date for which the MSIP has announced such information, the nationwide geographic coverage percentage of our tri-band LTE-A service was approximately 51.9%. The more successful operation of an LTE network or development of improved LTE technology by a competitor, including better market acceptance of a competitor’s LTE services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our LTE network or our other businesses. Additionally, in order to promote the growth of our IoT solutions business, we deployed new networks nationwide, namely our high-speed LTE-M network in March 2016 and our low-cost Low Power Wide Area Network based on LoRa technology (our “LoRa network”) in July 2016. We believe that these new networks will support the active development and provision of diverse IoT solutions at a lower cost. For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.”

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

We have made, and intend to continue to make, capital investments to develop, launch and enhance our LTE service, including launching LTE-A services. In 2016, 2015 and 2014, we spent Won 1,104.0 billion, Won 1,022.7 billion and Won 1,357.2 billion, respectively, in capital expenditures to build and enhance our LTE network. We plan to make further capital investments related to our LTE and LTE-A services in the future. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for LTE and LTE-A services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

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

In 2014 and 2015, we acquired an 83.9% interest in Neosnetworks Co., Ltd. (“Neosnetworks”), a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate purchase price of approximately Won 64.0 billion and a 49.0% equity stake in Iriver Ltd. (“Iriver”), a manufacturer of digital audio players and other portable media devices, for an aggregate purchase price of approximately Won 54.5 billion. In October 2016, we acquired the remaining 16.1% interest in Neosnetworks through SK Telink. In 2014, a 95.2%-owned subsidiary of SK Planet acquired a 100.0% ownership interest in Shopkick Inc. (“Shopkick”), the developer of “shopkick,” a mobile shopping application that checks in and rewards customers that arrive at a participating retail store in order to penetrate the mobile commerce market in the United States. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Businesses and Global Expansion and Other Needs.”

In addition, in November 2015, we entered into a share purchase agreement with CJ O Shopping Co., Ltd. (“CJ O Shopping”) to acquire a 30.0% interest in CJ HelloVision, a fixed-line cable TV broadcast service provider, and SK Broadband entered into a merger agreement with CJ HelloVision. However, in July 2016, the Korea Fair Trade Commission denied approval of the proposed merger, which was a closing condition to the consummation of the merger agreement, and both the share purchase agreement and the merger agreement were subsequently terminated. Similarly, while we are hoping to benefit from a range of synergies from our recent or future acquisitions as well as develop new growth engines for our business, we may not be able to successfully complete or integrate such acquisitions or new businesses and may fail to realize the expected benefits in the near term, or at all.

Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIP and the historical population data published by the Ministry of the Interior, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2016 was approximately 111.3%, which is relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the network. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 40 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 30 MHz of spectrum in the 2.3 GHz band for our wireless broadband Internet (“WiBro”) services.

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

We may choose to participate in frequency bandwidth auctions held by the MSIP in 2017, if any, in order to acquire bandwidths that are complementary to our existing network. We may be required to pay a substantial amount to acquire bandwidth capacity in order to meet increasing bandwidth demand and we may not be successful in acquiring the necessary bandwidth to meet such demand, which may adversely affect our financial condition and results of operations.

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

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants with respect to SK Telecom’s debt instruments include, but are not limited to, a maximum net debt-to-EBITDA ratio of 2.75 and a minimum interest coverage ratio of 4.00, each as determined on a separate financial statement basis. The debt arrangements also contain negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,490.5 billion for capital expenditures in 2016. We expect to spend a similar amount for capital expenditures in 2017 compared to 2016 for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our platform services business portfolio and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. If we acquire new bandwidths in any frequency bandwidth auctions held by the MSIP in 2017, we may be required to spend additional amounts on capital expenditures in connection with building out our networks on such new bandwidths.

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

As of December 31, 2016, we had approximately Won 1,542.8 billion in contractual payment obligations due in 2017, which mostly involve repayment of debt obligations and payments related to frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. For example, in July 2011, there was a leak of personal information of subscribers of websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. Various lawsuits have been filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to three of the lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of December 31, 2016, twelve of the lawsuits, seeking damages of approximately Won 0.8 billion in aggregate, were pending at various district courts, various high courts and the Supreme Court of Korea. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

Most of our businesses are subject to extensive governmental supervision and regulation. When the former president Park Geun-hye took office in February 2013, she announced that the Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand MVNO and mobile VoIP service, (3) intensify regulations on handset subsidies and (4) construct a data-based rate system.

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

In furtherance of the above policy objectives, the Government also enacted the MDDIA, which became effective on October 1, 2014. The MDDIA was enacted for the purpose of establishing a transparent and fair distribution practice for mobile devices, and it limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 8, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. The prohibition from providing mobile phone subsidies exceeding the amount set by the KCC is set to expire in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. In the past, certain legislators have introduced bills that would abolish the ceiling on mobile phone subsidies, arguing that such action would be beneficial to consumers. We cannot provide assurance that an abolishment of the ceiling on mobile phone subsidies will not have a material adverse effect on our results of operations as we believe such an amendment to the MDDIA may lead to an increase in our marketing expenses and affect consumer behavior and our competitors in ways we cannot fully predict. See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Overview — New Regulations Relating to Handset Subsidies.”

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

Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIP, which currently include only us, are required to lease their networks or allow use of their networks (collectively, “wholesale lease”) to other network service providers, such as an MVNO, that have requested such wholesale lease in order to provide their own services using the leased networks. To date, fourteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO would impair our ability to use our bandwidth in ways that would generate maximum revenues and would strengthen our MVNO competitors by granting them access and lowering their costs to enter into our markets. Accordingly, our profitability may be adversely affected.

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

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIP as the “dominant network service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MSIP to raise our existing rates or introduce new rates. On June 24, 2016, the Government proposed a bill to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, the bill is still under review by the relevant sub-committee and there is no assurance as to whether such bill will be passed. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.” The MSIP could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

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

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. In addition, the global financial markets continue to experience significant volatility as a result of, among other things, the slowdown of economic growth and financial instability in China and other major emerging market economies, as well as political and social instability in various countries, including countries in the Middle East and Northern Africa such as Iraq, Syria and Egypt, as well as Ukraine and Russia. In light of the high level of interdependence of the global economy, any of the foregoing factors may continue to negatively impact local economic conditions in Korea and global economic conditions and financial markets, which could have a material adverse effect on our business, financial condition and results of operations.

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

Developments that could have an adverse impact on Korea’s economy in the future include:

•

adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in light of a future Brexit;

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

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers;

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

•

the recent political scandal in Korea involving a confidant of the President and the resulting public protests, as well as related investigations of large Korean conglomerates and their senior management for bribery, embezzlement and other possible misconduct;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States);

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

Political and societal unrest surrounding the impeachment of President Park Geun-hye could adversely affect the Korean economy and our business.

In November 2016, the Korean prosecutor’s office indicted a confidant of President Park Geun-hye who had allegedly used her ties with the President to extort donations from Korean business groups for two non-profit foundations over which she is purported to have substantial influence, as well as a number of current and former presidential aides, on charges of, among others, abuse of power, coercion and leaking classified documents. On November 30, 2016, a special independent prosecutor was appointed to conduct an investigation of the extent of the President’s involvement, and mass weekend rallies have been held in Seoul and other cities both to protest against, and to express support for, President Park.

On December 9, 2016, the National Assembly voted in favor of impeaching President Park for a number of alleged constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. President Park was suspended from power immediately, with the prime minister simultaneously taking over the role of acting President. On March 10, 2017, the Constitutional Court unanimously upheld the parliamentary vote to impeach President Park, triggering her immediate dismissal. A special election to elect a new President is scheduled to be held on May 9, 2017. In connection with its investigation of former President Park, the special independent prosecutor also conducted related investigations of several large Korean business groups and members of their senior management for bribery, embezzlement and other possible misconduct, which the Korean prosecutor’s office has continued following the end of the special independent prosecutor’s term. There is no assurance that such events will not have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted additional ballistic missile tests in June 2016, a submarine-launched ballistic missile test in August 2016 and intermediate-range ballistic missile tests in February and March 2017. In February and March 2017, the United Nations Security Council issued unanimous statements condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea, while the United States and the European Union also imposed additional sanctions on North Korea. In September 2016, North Korea conducted a fifth nuclear test, claiming to have successfully detonated a nuclear warhead that could be mounted on ballistic rockets, which claim has not been independently verified.

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings Co., Ltd. (“SK Holdings”), is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of

December 31, 2016, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2016, which we believe was 40.8%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2016, the two largest foreign shareholders of SK Holdings each held a 3.50% stake therein.

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

As of December 31, 2016, SK Holdings owned 25.22% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 9,106,281 shares as of March 31, 2017, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares.” It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and are well-positioned to become Korea’s leading platform service provider through our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services.

In June 2015, SK Broadband, in which we held a 50.6% interest, became our wholly-owned subsidiary pursuant to a share exchange transaction (the “Share Exchange”) through which we acquired all of the shares of SK Broadband that we did not otherwise own in exchange for 1,692,824 of our treasury shares and cash.

In February 2012, we acquired a 21.1% equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of approximately Won 3.4 trillion, and became its largest shareholder.

On March 31, 2017, we had a market capitalization of approximately Won 20.3 trillion (US$18.2 billion, as translated at the noon buying rate of March 31, 2017) or approximately 1.5% of the total market capitalization on the KRX KOSPI Market, making us the fourteenth largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

There are currently three mobile network operators in Korea: our company, KT and LG U+. As of December 31, 2016, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 30.6% and 20.3%, respectively (compared to our market share of

49.1%), each including MVNO subscribers leasing the respective networks. As of December 31, 2016, MVNOs had a combined market share of 11.3%, of which MVNOs leasing our networks represented 10.7%, MVNOs leasing KT’s networks represented 17.2% and MVNOs leasing LG U+’s networks represented 4.0%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 31.6 lines per 100 population as of December 31, 2016, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 116.6 subscribers per 100 population as of December 31, 2016. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(In thousands, except for per population amounts)
Population of Korea(1)	51,700	51,529	51,328	51,141	50,948
Wireless Subscribers	60,287	57,937	56,310	54,681	53,624
Wireless Subscribers per 100 Population	116.6	112.4	109.7	106.9	105.3
Telephone Lines in Service	15,746	16,341	16,939	17,620	18,261
Telephone Lines per 100 Population	31.6	31.7	33.0	34.5	35.8

(1)	Source: The Ministry of the Interior.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in the second half of 1999 and the implementation of LTE technology providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2016, approximately 55.1 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 46.4 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	55,085	53,737	52,833	50,858	50,420
Number of Smartphones	46,418	43,668	40,560	37,517	32,727
Total Number of Wireless Subscribers	60,287	57,937	56,310	54,681	53,624
Penetration of Wireless Internet-Enabled Handsets	91.4%	92.8%	93.8%	93.0%	94.0%
Penetration of Smartphones	77.0%	75.4%	72.0%	66.9%	61.0%

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. According to Korea Internet & Security Agency, the percentage of Internet users in Korea was 88.3% of the population in July 2016. From the end of 2005 to the end of 2016, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 20.6 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	20,556	20,025	19,199	18,738	18,253
Number of IPTV Subscribers	11,850	10,991	9,670	8,738	6,457

(1)	Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services. Our operations are reported in four segments:

•	cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services;

•	fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services;

•	e-commerce services, which include 11st, our open marketplace business, and online-to-offline (“O2O”) commerce solutions; and

•	other businesses.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services. We plan to further utilize our big data analysis capabilities to create products and services that are tailored to our customers’ evolving needs, as well as incorporate artificial intelligence capabilities directly into many of the products and services we offer.

Our corporate vision is to be a “Partner for New Possibilities” for both individuals and businesses by leveraging our network infrastructure and cutting-edge technologies. To take advantage of these industry trends and further realize our corporate vision, we have undertaken the following strategic initiatives.

•

Maintain our leadership in the wireless services business by offering differentiated value-added products and services. We plan to maintain our leadership in the wireless services business by providing products and services with differentiated value propositions offered by our competitors. For example, we will continue to develop high-quality devices with convenient and premium features at reasonable price points that run exclusively on our networks such as the Luna S and the Sol Prime. In addition, we will continue to offer various rate plans that are tailored to meet our customers’ needs for increased data usage such as our “T Signature” plans, which offer unlimited wireless data usage for fixed rates as well as a multitude of other premium benefits. We plan to strengthen our customer relationships by engaging our subscribers to integrate our service offerings in various aspects of their daily lives such as “T map,” our interactive navigation service which we provide to all users free of charge, “T Pay,” our mobile payment and digital wallet service offered to our wireless subscribers, and “oksusu,” our mobile IPTV service with a wide range of unique media offerings. We also provide bundled subscriptions to our wireless and fixed-line service offerings, and we believe such bundled subscriptions contribute to increased customer retention and acquisition of new subscribers for both our wireless and fixed-line services due to convenience. In addition, we believe our “T Membership” program, our membership service, also contributes to our subscriber retention with the breadth of membership benefits we provide through our membership partners.

•

Develop our next-generation growth businesses. We aim to develop our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services, which we believe complement and create synergies with our wireless and fixed-line services and through which we can generate new sources of revenue growth.

Through our IoT solutions business, we offer “Smart Home,” a home monitoring service for residential customers and customized IoT solutions utilizing machine-to-machine (“M2M”) connections to our business customers. We endeavor to provide customized value-added services to our business customers and create an ecosystem through which domestic and global manufacturers can develop innovative hardware for our IoT solutions business. In 2016, we partnered with car manufacturers to successfully launch Korea’s first “connected car” service integrating our interactive navigation service “T map” with their in-vehicle navigation systems. We expect to further expand our “connected car” technologies over the next few years. Through our platform services business, we provide innovative products and services that seek to meet our customers’ evolving needs in an increasingly connected world, including artificial intelligence solutions. In September 2016, we launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. NUGU currently offers a wide range of services including music streaming, connectivity with “Smart Home” and other IoT solutions for the home, ordering food delivery, and informational and other personal assistance services, and we plan to continually enhance its functionalities through software updates. Furthermore, we will continue to enlarge the scope of our media services and content offerings available on our advanced media platform to provide our subscribers with a vast library of high-quality content that can be accessed through our wireless and fixed-line networks. We believe these services will enable us to increase the retention of our wireless subscribers as well as attract new customers.

•

Further expand our e-commerce business globally. With the expertise we have gained through our operation of “11st,” our online open marketplace, and our O2O commerce businesses in Korea as well as certain markets in Southeast Asia and the U.S., we intend to further expand into other overseas markets and lead the growth of the e-commerce industry in such markets.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 29.6 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2016, representing a market share of 49.1%, the largest market share among Korean wireless telecommunications service providers. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Network
LTE	21,078	18,980	16,737	13,487	7,530
WCDMA	6,491	7,008	8,020	9,909	14,459
CDMA	2,026	2,638	3,521	3,957	4,972

Total	29,595	28,626	28,279	27,352	26,961

In 2016, 2015 and 2014, our cellular services segment revenue was Won 13,004.9 billion, Won 13,269.3 billion and Won 13,527.9 billion, respectively, representing approximately 76.1%, 77.4% and 78.8%, respectively, of our consolidated revenue.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). As of December 31, 2016, approximately 21.9 million, or 74.0%, of our subscribers owned smartphones that have direct access to the Internet compared to approximately 20.6 million subscribers, or 72.0%, as of December 31, 2015.

Smartphones and Basic Phones.    All of the smartphones we offer are enabled to utilize our LTE and/or WCDMA networks and run on various operating systems, such as Apple iOS and Google Android. Most of the basic phones we offer are enabled to utilize our WCDMA networks and have the ability to access wireless Internet services.

Tablets and Other Internet Devices.    We offer tablets which can access the Internet via our LTE and/or WCDMA networks and a Wi-Fi connection. The tablets run primarily on the Apple iOS and Google Android operating systems. In addition, we also offer “T Pocket-Fi” devices that provide a mobile LTE connection and are capable of connecting multiple Wi-Fi enabled devices to the Internet at one time. We offer targeted rate plans for our T Pocket-Fi device. See “— Rate Plans” below.

Wearable Devices.    We offer various wearable devices including smart watches, “T kids’ phone – Joon” and “T pet,” our pet tracking device. These devices utilize our WCDMA network and have specific features for the relevant target customer. For example, T kids’ phone – Joon is a wearable phone targeted towards children and provides simple calling, messaging and chat services as well as GPS tracking capabilities. T pet devices enable pet owners to send voice messages to their pets, track their position using global positioning system (“GPS”) technology as well as track and log their activity. We offer targeted rate plans that are specific to these wearable devices. See “— Rate Plans” below.

We purchase a substantial majority of our wireless devices from Samsung Electronics, Apple and LG Electronics. We also offer a number of devices that were designed by us to exclusively run on our networks such as the Luna which was launched in September 2015 and the Sol which was launched in January 2016. The Luna and the Sol were both designed to include convenient features to easily access media contents that are popular among our subscribers and to provide high-quality devices at a relatively low-to-mid range price point. We launched the Luna S in October 2016 and the Sol Prime in January 2017 to also compete with premium smartphones. We intend to continue to work with device manufacturers to develop exclusive devices offering high quality and convenience at competitive prices.

IoT Solutions

Through our IoT solutions business, we provide a home monitoring service platform for residential customers and network access and enhanced services to support telemetry-type applications, which are characterized by M2M wireless connections, to business customers. In order to promote the growth of our IoT solutions business, we recently deployed new networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our low-cost Low Power Wide Area Network based on LoRa technology in July 2016.

In May 2015, we launched “Smart Home,” a mobile application-based home monitoring service for residential customers. Smart Home is a paid subscription service available not only to our wireless and fixed-line service subscribers but also to subscribers of our competitors’ wireless and fixed-line services. Through Smart Home, users can control and monitor their home environment from their mobile devices and enhance the safety and convenience of their daily lives. We have partnered with more than 60 electronics and appliance manufacturers, including Samsung Electronics and LG Electronics, to develop a wide range of appliances, electronic devices, door security, heating and lighting systems that are compatible with our Smart Home service.

We also provide network access and customized IoT solutions to our business customers. Our M2M services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, in 2016, we partnered with Renault Samsung Motors, SsangYong Motor, Jaguar Land Rover and Kia Motors to integrate T-map, our interactive navigation service, with their in-vehicle navigation systems, and we expect to further expand our “connected car” technologies over the next few years. In addition, we provide enhanced solutions to businesses in order to connect with and monitor their equipment, such as fleet management devices used to monitor city-operated rental bicycles and utility monitoring devices for smart grid applications.

Platform Services

Through our platform services business, we seek to provide innovative products and services that meet our customers’ evolving needs in an increasingly connected world. For example, we provide location-based services such as “T map,” an interactive navigation service which we provide to our and our competitors’ wireless subscribers free of charge. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. As of December 31, 2016, there were approximately 10.6 million total subscribers to our T map service, of which approximately 9.3 million were our wireless subscribers. As discussed in “— IoT Solutions”, in 2016, we integrated our T map services with our automotive IoT solutions.

In addition, we provide “T phone” service, which is available on most devices running on the Google Android operating system. In October 2016, we extended our T phone service to devices running on the Apple operating system. Our T phone service provides our customers with a number of convenient call functions, including a function to block spam calls and a function called “T114” that informs customers of the phone numbers of stores, hospitals and other facilities closest in proximity to the customer’s current location. In May 2016, we expanded access to our T phone service to users regardless of whether they have a wireless service subscription with us. As of December 31, 2016, there were more than 10 million subscribers to the T phone service compared to approximately 8.0 million subscribers as of December 31, 2015.

We also offer artificial intelligence solutions through our platform services business. For example, in September 2016, we launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. NUGU currently offers a wide range of services including music streaming, connectivity with “Smart Home” and other IoT solutions for the home, ordering food delivery, and informational and other personal assistance services, and we plan to continually enhance its functionalities through software updates. Through cloud-based deep-learning technology, NUGU is designed to evolve on its own as it collects more data about its users over time.

In November 2016, we launched our web and mobile application “hidden,” a social networking platform for users to share their expertise and talents in various areas such as food, leisure, fashion, beauty and pets, by creating their own content or by offering classes or other activities to interested users for a fee. As of December 31, 2016, hidden had approximately 1.4 million monthly average users and over 600 active experts.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Approximately 93.8% of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2016. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “Item 4.B. Business Overview — Interconnection.”

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. As of December 31, 2016, approximately 13 million subscribers have subscribed to “Band Data” plans, which are our representative smartphone rate plans featuring unlimited domestic voice minutes and text messaging and a fixed data transmission allowance per month as well as free access to live TV on “oksusu,” our mobile IPTV service, that range from Won 29,900 to Won 100,000 per month. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 19,000 to Won 94,000 per month. We also offer a standard rate plan for Won 11,000 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

In addition, we provide a variety of differentiated rate plans for our customer segments by age such as children, teenagers and senior citizens. We also offer rate plans for specific customer segments, such as our “Band Data Global Pack” rate plans for foreigners featuring unlimited domestic voice minutes and text messaging, a fixed allowance of international voice minutes and data transmission per month and our rate plans for people in the military service featuring unlimited domestic voice minutes, text messaging and data transmission for Won 2,000 per day of use while on leave. In 2016, we launched our “T Signature” rate plans for customers seeking unlimited wireless data usage for fixed rates and a multitude of other premium benefits such as mobile device insurance coverage and mobile device upgrades, as well as our “Band YT” rate plans targeting customers in their twenties and thirties seeking a wider range of content services such as subscriptions to upgraded music streaming services.

For our T Pocket-Fi device, we provide a fixed monthly data transmission allowance of 10 GB for Won 16,500 per month and 20 GB for Won 22,500 per month. With respect to the wearable devices that we offer, we offer targeted rate plans such as the “T Outdoor” rate plan for smart watches at Won 11,000 per month, the “T pet” rate plan for our T pet device at Won 5,000 per month and the “T kids” rate plan for our T kids’ phone – Joon devices at Won 8,000 per month.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds made possible by LTE technology. For example, we offer data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,000 per month. For certain rate plan subscribers, we also offer a daily allowance of 1 GB of oksusu access and a monthly allowance of 8,000 points to purchase media content on oksusu through our “Band Play Pack” plan for Won 5,000 per month. “Safe Option Premium” offers an additional daily data transmission allowance of 50 MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,000 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price. T Data Coupons range from Won 2,000 for 100 MB of data to Won 33,000 for 5 GB of data. As T Data Coupons are valid for one year after first use, we believe they are attractive to sporadic data users. T Data Coupons can also be sent as “gifts” to family and friends that need additional data allowance. We believe that our data add-on rate plan offerings have contributed to the increase in data usage to 5.2 GB of average monthly data usage per LTE subscriber as of December 31, 2016 from 3.9 GB as of December 31, 2015.

Roaming Plans.    We provide fixed-rate international roaming plans such as our “T Roaming Data OnePass” plans which provide data roaming services at different speeds depending on usage amount for Won 9,000 to Won 15,000 per day and are available in up to 150 countries, depending on the specific plan chosen. With respect to international calls placed by a subscriber, unless the subscriber uses one of our fixed-rate international roaming plans, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “Item 4.B. Business Overview — Interconnection.”

Digital Wireless Network

We offer wireless voice and data transmission services throughout Korea using digital wireless networks, primarily consisting of our LTE network, WCDMA network, CDMA network, Wi-Fi network and LoRa network. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers.

LTE Network.    We commenced commercial wireless telecommunications services based on LTE technology, which is generally referred to as a fourth generation technology, on July 1, 2011 and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service in the 1.8 GHz spectrum in July 2012. In June 2013, we commenced providing commercial LTE-A services at speeds of up to 150 Mbps using carrier aggregation technology which combines spectrum frequencies to improve data transmission speed and capacity, and in June 2014, we launched wideband LTE-A services at speeds of up to 225 Mbps and expanded coverage nationwide in 2014. In December 2014, we commenced tri-band LTE-A services, which bundles three different bandwidths to allow faster network service at speeds of up to 300 Mbps in Seoul and other metropolitan areas. Since then, we expanded coverage nationwide and as of December 31, 2015, the last date for which the MSIP has announced such information, the nationwide geographic coverage percentage of our tri-band LTE-A service was approximately 51.9%. As of December 31, 2016, we were the only wireless network operator to provide subscribers with accurate information with respect to the geographic coverage area of our networks, according to the MSIP. We continue to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. In March 2016, we launched our LTE-M services at speeds of up to 10 Mbps for M2M connections relating to our IoT solutions. LTE technology has become widely accepted globally as the standard fourth generation technology. LTE technology enables data to be transmitted at speeds faster than our CDMA and WCDMA networks. Our continued upgrades to our LTE technology enables even faster data transmission speeds, as shown below.

Wireless network technology (Date of commencement of services)	Maximum download speed for data transmission	Maximum upload speed for data transmission
LTE (July 2011)	75 Mbps	37.5 Mbps
LTE-A (June 2013)	150 Mbps	75 Mbps
Wideband LTE-A (June 2014)	225 Mbps	112.5 Mbps
Tri-band LTE-A (December 2014)	500 Mbps	250 Mbps
LTE-M (March 2016)	10 Mbps	5 Mbps

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

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2016, we had more than 137,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas. We also have a WiBro network that we use as a backhaul for our Wi-Fi network.

LoRa Networks.    A Low-Power Wide-Area Network based on LoRa technology is a type of telecommunications network designed to support communication among IoT devices. It can transmit data over tens of kilometers while consuming much less power than LTE networks, lowering costs for connectivity as well as lowering battery power usage. We completed the nationwide deployment of our LoRa network in July 2016. We expect that our LoRa network will provide the infrastructure necessary for the growth of not only our own IoT solutions business but also the IoT industry as a whole.

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

As of December 31, 2016, our LTE, WCDMA, CDMA and WiBro networks had an aggregate of approximately 55,000 cell sites.

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

Distribution.    We use a combination of an extensive network, including branch offices and stores, directly operated by us through our wholly-owned subsidiary, PS&Marketing, almost 4,000 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to experience certain of our services such as services that are available through our IoT solutions and platform services. As of December 31, 2016, we operated approximately 200 T Premium Stores and we intend to further expand the number of T Premium Stores in 2017.

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

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer an interest-free or low-interest loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2016, we had an aggregate of approximately Won 66.0 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two wholly-owned subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. Network O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service and retail sales service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard Service Quality Index, for over 16 years each.

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

	As of December 31,
	2016	2015	2014
Fixed-Line Telephone (including VoIP)(1)	4,277,939	4,672,195	4,774,748
Broadband Internet	5,207,495	5,036,057	4,810,493
IPTV(2)	3,962,033	3,481,969	2,819,130

(1)	Includes subscribers to VoIP services of SK Broadband and SK Telink.

(2)	Includes subscribers to SK Broadband’s B tv service and excludes video-on-demand only service subscribers.

In 2016, 2015 and 2014, our fixed-line telecommunication services segment revenue was Won 2,651.2 billion, Won 2,494.5 billion and Won 2,449.9 billion, respectively, representing approximately 15.5%, 14.6% and 14.3%, respectively, of our consolidated revenue.

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2016, we had approximately 4.3 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink). Our fixed-line telephone services are primarily offered under the “B phone” brand name. SK Telink also provides affordable international calling services under the brand name “00700.”

Broadband Internet Access Services

Our broadband Internet access network covered more than 80% of households in Korea as of December 31, 2016. As of December 31, 2016, we had approximately 5.2 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, including “band Giga,” which is up to 10 times faster than data transmission speeds on networks utilizing fiber-to-the-home, or FTTH, technology and allows for data transmission at a maximum speed of 1 Gbps.

Advanced Media Platform (including IPTV)

As part of our initiative to be the leading next-generation platform provider, we aim to provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to more than 166 live high definition channels as well as video-on-demand service providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2016, we had approximately 4.0 million IPTV subscribers.

In January 2016, we launched “oksusu,” a mobile IPTV service that is a combination of the services we previously provided as “B tv mobile” and “hoppin” and provides subscribers access to a wide variety of media contents, including various television programs, movies and other video contents that can be downloaded to wireless devices. Oksusu subscribers have access to more than 90 live TV channels, a wide range of sports contents and popular U.S. and other foreign TV shows, among other contents. We are also collaborating with media content developers to provide original media content for our oksusu service. As of December 31, 2016, we had approximately 6.6 million subscribers to oksusu.

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

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 84% of subscribers to our fixed-line services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV services range from Won 28,000 to Won 67,000 per month.

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

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through more than 90 customer centers and a network of more than 240 authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

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

E-Commerce Services

Our e-commerce services segment consists primarily of our marketplace business and O2O commerce business operated by our subsidiary, SK Planet. In 2016, 2015 and 2014, our e-commerce services segment revenue was Won 1,001.3 billion, Won 1,060.0 billion and Won 972.0 billion, respectively, representing approximately 5.9%, 6.2% and 5.7%, respectively, of our consolidated revenue.

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

As of December 31, 2016, the mobile version of 11st was the leading mobile commerce platform in terms of unique visitors according to Korean Click. The mobile version of 11st is continuing to grow with an increase in the percentage of annual gross merchandise volume, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds, derived from the mobile platform to 52% in 2016 from 41% in 2015 and 28% in 2014.

We have expanded our online open marketplace business globally to Turkey, Indonesia, Malaysia and Thailand. In March 2013, Dogus Planet, a joint venture between SK Planet and Dogus Group, a Turkish conglomerate, launched “n11.com” in Turkey. In March 2014, XL Planet, a joint venture between SK Planet and XL Axiata Tbk, an Indonesian mobile telecommunications service provider, launched “elevenia” in Indonesia. Further, in April 2015, Celcom Planet, a joint venture between SK Planet and Celcom Axiata, a Malaysian telecommunications service provider, launched “11street” in Malaysia. Our online marketplaces in Turkey, Indonesia and Malaysia have rapidly grown into top tier players. In February 2017, SK Planet launched 11street in Thailand through a wholly-owned subsidiary.

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

•

OK Cashbag by Syrup, Korea’s largest loyalty points program in terms of number of members with more than 53,000 participating merchants and 34 million members, which allows members to collect and redeem loyalty points at its partnering merchants and offers differentiated marketing services to such partnering merchants;

•

Syrup Pay, a convenient and secure payment service through which users can register their credit card to simplify payments for online and mobile purchases, including through 11st, our online open marketplace;

•	Syrup Gifticon, an online and mobile gift exchange and delivery service;

•	Syrup Order, a food ordering service that allows users to conveniently place and pay for orders at restaurants in advance;

•	Syrup Table, a location-based restaurant discovery service that provides users with information about nearby restaurants; and

•	Syrup Style, a shopping platform allowing users in Korea and China to conveniently view and purchase clothing from well-known offline fashion stores on their mobile devices.

The cumulative number of monthly average users of our O2O commerce solutions was 12 million as of December 31, 2016.

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

Other Businesses

We strive to continually diversify our products and services and develop new growth engines that we believe are complementary to our existing products and services, such as our portal service and other miscellaneous businesses, which we include in our others segment. In 2016, 2015 and 2014, our others segment revenue was Won 434.4 billion, Won 312.9 billion and Won 214.0 billion, respectively, representing approximately 2.5%, 1.8% and 1.2%, respectively, of our consolidated revenue.

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

We offer high-end audio devices under the brand name “Astell&Kern” that are manufactured by our subsidiary, Iriver. In 2016, two of Iriver’s audio devices were selected as CES Innovation Awards Honorees in the Portable Media Player and Accessories category and High Performance Home Audio/Video category, respectively, and in 2017, an Iriver audio device was selected as an CES Innovation Awards Honoree in the Accessories category. In August 2014, we acquired a 39.3% equity interest in Iriver, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of approximately Won 54.5 billion. We also acquired Won 5.0 billion of convertible bonds issued by Iriver, which may be converted into additional equity interests in Iriver when certain conditions are met.

In addition, we operate a security and network surveillance business through Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services. In 2014 and 2015, we acquired an 83.9% interest in Neosnetworks for an aggregate of Won 64.0 billion, as part of our initiative to further develop our IoT solutions business. In October 2016, we acquired the remaining 16.1% interest in Neosnetworks through SK Telink.

We also operate a mobile application marketplace, “One Store” in collaboration with KT, LG U+ and NAVER Corporation. Through this joint collaboration, we expect to increase the competitiveness of One Store to compete with Google Playstore, the leading mobile application marketplace in Korea. As of December 31, 2016, we held a 65.5% interest in One Store.

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

Domestic Calls

Guidelines issued by the MSIP require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. Starting in 2016, the MSIP determines interconnection rates applicable to each carrier based on changes in traffic volume, taking into account other factors such as research results, competition and trends in technology development.

Wireless-to-Fixed-line.     According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 11.98 per minute, Won 13.44 per minute and Won 14.73 per minute for 2016, 2015 and 2014, respectively.

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

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. Beginning in 2017, a single interconnection rate applies to all wireless telecommunications service providers, which will eliminate the cost benefit that KT and LG U+ had historically derived from the higher interconnection rates they had received.

	Rate per Minute
Applicable Year	SK Telecom		KT		LG U+
2012	￦	27.05	￦	28.03	￦	28.15
2013		26.27		26.98		27.04
2014		22.22		22.73		22.78
2015		19.53		19.92		19.96
2016		17.03		17.14		17.17
2017		14.56		14.56		14.56

Wireless-to-Wireless.     Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless charge were Won 540.3 billion in 2016, Won 582.6 billion in 2015 and Won 651.2 billion in 2014. Our expenses from these charges were Won 548.1 billion in 2016, Won 579.0 billion in 2015 and Won 700.3 billion in 2014. The charges above were agreed among the parties involved and confirmed by the KCC.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2016, for the following markets.

	Market Share (%)
	SK Telecom	KT	LG U+	Others
Wireless Service(1)	49.1	30.6	20.3	—
LTE Service(1)	45.5	30.8	23.7	—
Fixed-Line Telephone (including VoIP)	15.2	57.8	17.4	9.6
Broadband Internet	25.3	41.4	17.6	15.7
IPTV(2)	13.1	23.2	8.4	55.3

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Excludes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

Cellular Services

As of December 31, 2016, we had 29.6 million subscribers, representing a market share of approximately 49.1%, including MVNO subscribers leasing our networks. As of December 31, 2016, KT and LG U+ had 18.5 million and 12.2 million subscribers, respectively, representing approximately 30.6% and 20.3%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2016, we had 21.1 million LTE subscribers and KT and LG U+ had 14.3 million and 11.0 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.

In 2016, we had 6.1 million activations and 5.1 million deactivations. For 2016, our monthly churn rate ranged from 1.4% to 1.5%, with an average monthly churn rate of 1.5% for 2016, which remained unchanged from 2015. In 2016, we gained 47.0% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 27.7% and LG U+ with 25.3%.

We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. To date, fourteen MVNOs have commenced providing wireless telecommunications services. As of December 31, 2016, MVNOs had a combined market share of 11.3%, of which MVNOs leasing our networks represented 46.3%, MVNOs leasing KT’s networks represented 46.5% and MVNOs leasing LG U+’s networks represented 7.2%.

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

Prior to 2015, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses. Between 2012 and 2014, marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, fluctuated heavily between 23.9% to 33.7%, depending on the competitive landscape. Such percentage was 24.3% in 2015 and 23.9% in 2016. We attribute such stabilization to the maturity of the LTE market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria and from providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, among other restrictions and requirements. For a more detailed discussion of the MDDIA, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

The prohibition from providing mobile phone subsidies exceeding the amount set by the KCC is set to expire in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. In the past, certain legislators have introduced bills that would abolish the ceiling on mobile phone subsidies, arguing that such action would be beneficial to consumers. We cannot provide assurance that an abolishment of the ceiling on mobile phone subsidies will not have a material adverse effect on our results of operations as we believe such an amendment to the MDDIA could increase our marketing expenses and affect consumer behavior and our competitors in ways we cannot fully predict.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunication Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2016, our market share of the fixed-line telephone and VoIP service market was 15.2% (including the services provided by SK Broadband and SK Telink) in terms of number of subscribers compared to KT with 57.8% and LG U+ with 17.4%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 80% of households in Korea as of December 31, 2016. As of December 31, 2016, our market share of the broadband Internet market was 25.3% in terms of number of subscribers compared to KT with 41.4% and LG U+ with 17.6%.

Our IPTV service competes with other providers of such pay TV services, including KT, LG U+ and cable companies. As of December 31, 2016, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 13.1% compared to KT with 23.2% and LG U+ with 8.4% and the collective market share of other pay TV providers of 55.3%. With respect to our mobile IPTV business, we face competition from similar services provided by KT and LG U+. We also face increasing competition from global media streaming service providers such as Amazon Video and Netflix, which launched its services in Korea in January 2016.

E-Commerce Services

The e-commerce industry is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally. Our marketplace business, 11st, faces intense competition from various e-commerce providers, including online open marketplaces such as Gmarket, Auction and Interpark and online social commerce operators such as Coupang, Ticket Monster, and Wemakeprice. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups.

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

In 2016, 2015 and 2014, SK Hynix and its subsidiaries, on a consolidated basis, reported revenues of Won 17,198.0 billion, Won 18,798.0 billion and Won 17,125.6 billion, respectively, profit before income tax of Won 3,216.5 billion, Won 5,269.1 billion and Won 5,047.7 billion, respectively, and profit for the year of Won 2,960.5 billion, Won 4,323.6 billion and Won 4,195.2 billion, respectively. As of December 31, 2016, 2015 and 2014, SK Hynix and its subsidiaries, on a consolidated basis, reported total assets of Won 32,216.0 billion, Won 29,677.9 billion and Won 26,883.3 billion, respectively, and total equity of Won 24,023.5 billion, Won 21,387.7 billion and Won 18,036.3 billion, respectively.

Healthcare Business

We believe that the healthcare business is one of the new growth industries as society ages and medical and health technologies evolve and become integrated with information and communication technologies (“ICT”). In 2011, we began pursuing new opportunities in the healthcare business area by acquiring a 9.3% equity interest in NanoEnTek Inc. (“NanoEnTek”), a biotechnology and nanotechnology company manufacturing, among others, point-of-care diagnostics devices. In April 2014, we became the largest shareholder of NanoEnTek with a 26.0% equity interest. In January 2016, NanoEnTek acquired Bio Focus Co., Ltd., a manufacturer of in vitro diagnostic products. In 2016, NanoEnTek received approvals from the U.S. Food and Drug Administration and the China Food and Drug Administration to market certain of its devices in the United States and China. In January 2012, we established a joint venture, Healthconnect Co., Ltd. (“Healthconnect”), with Seoul National University Hospital to develop a health management service model for mobile device users utilizing ICT and currently hold a 49.5% equity interest in Healthconnect.

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

Hana-SK Fintech Corporation

In order to provide an everyday finance platform, we entered into a joint venture agreement with Hana Financial Group in July 2016. Combining our leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. We hold a 49.0% equity interest in the joint venture, and Hana Financial Group holds the remaining 51.0%. The services are scheduled to launch in the first half of 2017.

Other Investments

Our other investments include:

•

SKY Property Management.    We currently own a 33.0% equity interest in SKY Property Management Ltd. (“SKY Property Management”), with a book value as of December 31, 2016 of Won 263.2 billion. SKY Property Management was established in 2008 to manage buildings and real estate developments in China, in which affiliated companies of the SK Group had invested or will invest.

•

Kakao.    We currently own a 2.0% equity interest in Kakao, with a book value as of December 31, 2016 of Won 104.5 billion, pursuant to the transaction in February 2016 through which we sold our 15.0% interest in Loen Entertainment to Kakao for Won 218.0 billion in cash and 1,357,367 new shares of Kakao.

•

SM Mobile Communications.    We currently own a 46.2% equity interest in SM Mobile Communications, with a book value as of December 31, 2016 of Won 12.1 billion, pursuant to the transaction in October 2016 through which we transferred our media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for shares of SM Mobile Communications.

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

In addition, the Government has been integrating mobile telephone identification numbers into a common prefix identification number “010” and gradually retracting the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, since January 1, 2004. All new subscribers have been given the “010” prefix starting January 2004. As the next step in the “010” integration process, the mobile telephone number prefix for all WCDMA and LTE service users has been changed to “010” as of January 1, 2014. The MSIP plans to complete the integration process by around June 2021, when all mobile telephone numbers would have the prefix identification number “010.”

Rate Regulation.    Most network service providers must report to the MSIP the rates and contractual terms for each type of service they provide. However, as the dominant network service provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIP on our rates and terms of service; provided, however, that such pre-approval of the MSIP is not required, if we are planning to reduce the rates for any type of services that we provide under the

MSIP-approved contractual terms. The MSIP’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The MSIP may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. On June 24, 2016, the Government proposed a bill to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, the bill is still under review by the relevant sub-committee and there is no assurance as to whether such bill will be passed.

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

Moreover, under the amended Telecommunications Business Act, which became effective on September 23, 2010, an MVNO system was adopted for a duration of three years until September 22, 2013. The expiration date of the system was extended to September 22, 2016 under the amended Telecommunications Business Act, which became effective on August 13, 2013. Under this system, the MSIP may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication network facilities at a rate mutually agreed upon that complies with the standards set by the MSIP. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. Since the expiration of the MVNO system on September 22, 2016, we have continued to lease our networks to MVNOs based on mutually agreed upon terms. To date, fourteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 24, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide benefits, such as discounted rates, to subscribers who subscribe to the service without receiving subsidies. The prohibition from providing mobile phone subsidies exceeding the amount set by the KCC is set to expire in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. In the past, certain legislators have introduced bills that would abolish the ceiling on mobile phone subsidies, arguing that such action would be beneficial to consumers.

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

Frequency Allocation.    The MSIP has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIP is required to give a public notice. The MSIP also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIP for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2016, 2015 and 2014, the fee amounted to Won 186.8 billion, Won 189.8 billion and Won 188.1 billion, respectively.

We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 40 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 30 MHz of spectrum in the 2.3 GHz band for our WiBro services. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 15 of the notes to our consolidated financial statements.

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

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to the MSIP guidelines, which differ from our accounting practices). Our contribution amount for our fiscal year 2015 has not yet been determined. In 2015, our contribution amount was Won 21.0 billion for our fiscal year 2014. In 2014, our contribution amount was Won 21.8 billion for our fiscal year 2013. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2016, SK Holdings owned 20,363,452 shares of our common stock, or approximately 25.22% of our issued shares. As of December 31, 2016, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein. If such foreign shareholders increase their shareholdings in SK Holdings to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2016 (which we believe was 40.8%), would reach 66.0%, exceeding the 49.0% ceiling on foreign shareholding.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2016, SK Group members owned in aggregate 25.22% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2016:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	607,249
	Customer Service Centers	107,277
	Training Centers	616,845
	Central Research and Development Center	482,719
	Others(1)	1,229,682
Busan	Regional Headquarters	363,282
	Others(1)	656,774
Daegu	Regional Headquarters	148,065
	Others(1)	303,432
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	733,313
Chungcheong Province	Regional Headquarters	459,302
	Others(1)	802,812

(1)	Includes cell sites.

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

Item 4.E.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

Our operations are reported in four segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services, (3) e-commerce services, which include our open marketplace platform, 11st, and O2O commerce solutions, and (4) other businesses, which include our portal service, our hardware business and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by our subsidiary, PS&Marketing. Other sources of revenue include revenue from our IoT solutions and platform services as well as other miscellaneous cellular services.

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

Our e-commerce services segment became a separate reportable segment as of January 1, 2016. In our e-commerce services segment, we derive revenue from our consolidated subsidiary SK Planet, which earns revenue principally through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent to the “mini malls” on 11st, its online open marketplace platform, as well as advertising revenue from 11st and its O2O commerce solutions. In March 2016, SK Planet effected a spin-off of its former platform and T Store businesses by establishing SK TechX Co., Ltd. (“SK TechX”) and One Store, respectively. As a result, the results of operations from SK Planet’s former platform business and T store business are included in our e-commerce services segment for the years ended December 31, 2014 and 2015 but such revenues are included in our others segment for the year ended December 31, 2016.

In our others segment, we earn revenue from our hardware businesses through sales of projection display devices and high-end audio devices, our security business operated by our subsidiary, Neosnetworks, advertising revenue from our “Nate” portal service operated by our subsidiary, SK Communications, and sales commissions through our mobile application marketplaces. As discussed above, the results of operations from SK TechX and One Store are included in our others segment for the year ended December 31, 2016.

Our cellular service revenue and fixed-line telecommunications service revenue depend principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our e-commerce service revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of 11st and the number of merchants that utilize 11st and our O2O platforms to advertise and promote their products and services and the extent of such advertisement and promotion.

Among other factors, management uses operating profit of each reportable segment presented in accordance with K-IFRS (“segment operating profit”) in its assessment of the profitability of each reportable segment. The sum of segment operating profit for all four reportable segments differs from our operating profit presented in accordance with IFRS by IASB as segment operating profit does not include certain items such as donations, gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating profit presented in accordance with IFRS by IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

In addition to the information set forth below, see note 4 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

New Regulations Relating to Handset Subsidies.    We provide handset subsidies to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. Generally, handset subsidies may be provided to any subscriber that uses our service and purchases handsets either directly from us or through third parties. Prior to the implementation of the MDDIA, there was intense competition among wireless telecommunications service providers to acquire subscribers by providing higher subsidies. In October 2014, the Government started limiting the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers under the MDDIA. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber, (ii) providing subsidies exceeding a maximum limit established by the KCC (such limit to be determined between Won 250,000 and Won 350,000, which may be adjusted every six months, with the current limit set at Won 330,000, effective as of April 8, 2015) for the purchase of mobile phone models that were launched within the last 15 months, and (iii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. The prohibition from providing mobile phone subsidies exceeding the amount set by the KCC is set to expire in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. In the past, certain legislators have introduced bills that would abolish the ceiling on mobile phone subsidies, arguing that such action would be beneficial to consumers.

In 2016, the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA increased due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 20% in April 2015 from 12% in October 2014. According to the MSIP, an average of 26.5% of all new subscribers of SK Telecom, KT and LG U+ elected to receive discounted rates in lieu of handset subsidies in September 2016 compared to 1.5% in the six months prior to the increase in the applicable discount rate. Such increase contributed to a decrease in cellular services revenue in 2016 compared to 2015 but also led to a decrease in our marketing expenses for cellular services for the same period. Furthermore, failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC and MSIP Proceedings.”

Abolishment of Initial Subscription Fees.    Upon recommendation by the MSIP, we, KT and LG U+ agreed to gradually reduce initial subscription fees charged to new customers and in August 2013, reduced the initial subscription fee by 40% and again by an additional 50% in August 2014. Starting in November 2014, we ceased charging any initial subscription fees to new customers. The gradual reduction and ultimate abolishment of initial subscription fees adversely impacted our wireless service revenues in 2016 and 2015 compared to 2014. For more information about the rates we charge, see “Item 4.B. Business Overview — Cellular Services — Rate Plans” and “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIP determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIP has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2016 and any further reduction in interconnection rates by the MSIP may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

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

Our billing ARPU decreased by 1.3% to Won 35,636 in 2016 from Won 36,118 in 2015, which represented an increase of 1.3% from Won 35,663 in 2014. The decrease in billing ARPU in 2016 was primarily due to a decrease in revenue attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies. The increase in billing ARPU in 2015 was primarily due to the increase in LTE subscribers who subscribe to data plans with higher monthly basic charges than our other wireless telecommunications services and greater data service usage attributable to increases in the number of smartphone users, offset in part by a decrease in revenue due to an increase in the applicable discount rate for the subscribers that elected to receive discounted rates in lieu of receiving handset subsidies.

Our total ARPU decreased by 2.6% to Won 41,126 in 2016 from Won 42,221 in 2015, which represented a slight decrease of 0.7% from Won 42,512 in 2014. The decrease in total ARPU in 2016 was primarily due to a decrease in revenue attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies. The slight decrease in total ARPU in 2015 was primarily due to decreases in initial subscription fees and interconnection revenue, mostly offset by the reasons set forth above relating to the increase in billing ARPU in 2015.

Acquisition of SK Networks’ Retail Distribution Business.    In April 2014, PS&Marketing acquired the retail distribution business of SK Networks. As a result of such acquisition, there were increases in wireless device sales in 2016 and 2015 compared to 2014, in which the acquisition only impacted results of operations for part of the year, along with an increase in various related operating expenses, including cost of products that have been resold and labor costs.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by KASB in 2012. The amendments require operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses. Accordingly, beginning with our consolidated statements of income prepared in accordance with K-IFRS for the year ended December 31, 2012, we present operating profit in accordance with the amended K-IFRS No. 1001, Presentation of Financial Statements. Prior to the adoption of the amendments to K-IFRS No. 1001, Presentation of Financial Statements, the operating profit we presented in our consolidated statements of income prepared in accordance with K-IFRS took into account certain other operating revenue and other operating expenses that are no longer included in the calculation of operating profit pursuant to these amendments.

In our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for the years ended December 31, 2016, 2015 and 2014 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2016		2015		2014
	(In billions of Won)
Operating profit pursuant to IFRS by IASB	￦	1,303.4	￦	1,495.4	￦	1,607.8
Differences:
Other income pursuant to IFRS
Fee revenues		(0.6)		—		(8.2)
Gain on disposal of property and equipment and intangible assets		(6.9)		(7.1)		(8.8)
Others		(59.1)		(23.8)		(39.5)

		(66.6)		(30.9)		(56.5)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS
Loss on impairment of property and equipment and intangible assets		24.5		35.8		47.5
Loss on disposal of property and equipment and intangible assets		63.8		21.4		33.0
Donations		96.6		72.5		67.8
Bad debt for accounts receivable — other		40.3		15.3		17.9
Others		73.7		98.5		107.6

		298.9		243.5		273.8

Operating profit pursuant to K-IFRS	￦	1,535.7	￦	1,708.0	￦	1,825.1

However, there is no impact on profit for the years or earnings per share for the years ended December 31, 2016, 2015 and 2014.

Recently Issued International Financial Reporting Standards

We plan to adopt certain amendments to IFRS 9, Financial Instruments, IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases. See note 3(26) of the notes to our consolidated financial statements for a summary of significant accounting standards that have been issued but not yet adopted. The expected impact of the adoption of these amendments on our consolidated results of operations and financial position is currently unknown or cannot be reasonably estimated.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the Year Ended December 31,
	2016			2015			2014
	(In billions of Won, except percentages and earnings per share data)
Operating revenue and other income	￦	17,158.3	100.0%	￦	17,167.6	100.0%	￦	17,220.3	100.0%
Revenue		17,091.8	99.6		17,136.7	99.8		17,163.8	99.7
Other income		66.5	0.4		30.9	0.2		56.5	0.3
Operating expenses		15,854.9	92.4		15,672.2	91.3		15,612.4	90.7
Operating profit		1,303.4	7.6		1,495.4	8.7		1,607.8	9.3
Profit before income tax		2,096.1	12.2		2,035.4	11.9		2,253.8	13.1
Income tax expense		436.0	2.5		519.5	3.0		454.5	2.6
Profit (loss) for the year		1,660.1	9.7		1,515.9	8.8		1,799.3	10.4
Attributable to:
Owners of the Parent Company		1,676.0	9.8		1,518.6	8.8		1,801.2	10.5
Non-controlling interests		(15.9)	(0.1)		(2.7)	(0.0)		(1.9)	(0.0)

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	Year Ended December 31,
	2016			2015			2014
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	10,583.0	61.9%	￦	10,720.5	62.6%	￦	11,010.6	64.2%
Cellular Interconnection		614.4	3.6		710.0	4.1		817.0	4.8
Wireless Device Sales		922.4	5.4		963.4	5.6		761.6	4.4
Miscellaneous(2)		885.1	5.2		875.4	5.1		938.6	5.5

Total Cellular Services Revenue		13,004.9	76.1		13,269.3	77.4		13,527.9	78.8

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		357.8	2.1		420.6	2.5		467.3	2.7
Fixed-line Interconnection		134.1	0.8		57.1	0.3		57.4	0.3
Broadband Internet Service		1,472.8	8.6		1,308.8	7.6		1,152.7	6.7
International Calling Service		96.0	0.6		99.1	0.6		112.0	0.7
Miscellaneous(3)		590.5	3.4		608.9	3.6		660.5	3.8

Total Fixed-line Telecommunication Services Revenue		2,651.2	15.5		2,494.5	14.6		2,449.9	14.3

E-commerce Services Revenue(4)(6)		1,001.3	5.9		1,060.0	6.2		972.0	5.7

Other Revenue
Portal Service(5)		54.2	0.3		71.8	0.4		80.3	0.5
Miscellaneous(4)(6)		380.2	2.1		241.1	1.4		133.7	0.7

Total Other Revenue		434.4	2.4		312.9	1.8		214.0	1.2

Total Revenue		17,091.8	100.0		17,136.7	100.0		17,163.8	100.0

Total Revenue Growth		(0.3)%			(0.2)%			3.4%
Segment Operating Expense(7)
Cellular Services		11,205.8	65.6		11,591.0	67.6		11,773.5	68.6
Fixed-line Telecommunication Services		2,518.8	14.7		2,386.2	13.9		2,369.5	13.8
E-commerce Services		1,366.5	8.0		1,066.7	6.3		962.2	5.6
Others		465.0	2.7		384.8	2.2		233.5	1.4

Total Segment Operating Expense		15,556.1	91.0		15,428.7	90.0		15,338.7	89.4

Segment Operating Profit
Cellular Services		1,799.1	10.5		1,678.3	9.8		1,754.4	10.2
Fixed-line Telecommunication Services		132.4	0.8		108.3	0.6		80.4	0.5
E-commerce Services		(365.2)	(2.1)		(6.7)	(0.0)		9.8	0.1
Others		(30.6)	(0.2)		(71.9)	(0.4)		(19.5)	(0.2)

Total Segment Operating Profit	￦	1,535.7	9.0%	￦	1,708.0	10.0%	￦	1,825.1	10.6%

(1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT solutions as well as other miscellaneous cellular services.

(3)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink.

(4)	E-commerce services revenue is derived from SK Planet’s revenue, which includes revenues from 11st, our open marketplace platform, and O2O commerce solutions. In March 2016, SK Planet effected a spin-off of its former platform and T Store businesses by establishing SK TechX Co., Ltd. and One Store, respectively. As a result, the results of operations from SK Planet’s former platform business and T store business are included in our e-commerce services segment for the years ended December 31, 2014 and 2015 but such revenues are included in our others segment for the year ended December 31, 2016.

(5)	Portal service revenue includes revenues from “Nate,” our online portal service operated by SK Communications, and Cyworld, a social networking service formerly operated by SK Communications. In March 2014, the Cyworld business was spun-off into an unaffiliated company.

(6)	Miscellaneous others revenue includes revenues from our hardware business, our security business operated by our subsidiary, Neosnetworks, and our online open marketplace for mobile applications, among other operations. Additionally, as a result of SK Planet’s spin-off of its former platform and T Store businesses, the results of operations from SK TechX and One Store are included in our others segment for the year ended December 31, 2016 under miscellaneous others revenue.

(7)	“Segment operating expense” means operating expense for each reportable segment presented in accordance with K-IFRS and therefore, does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

2016 Compared to 2015

Operating Revenue and Other Income.    Our consolidated operating revenue and other income decreased by 0.1% to Won 17,158.3 billion in 2016 from Won 17,167.6 billion in 2015, due to a decrease in operating revenue, offset in part by an increase in other income, as discussed below.

Our consolidated operating revenue decreased slightly by 0.3% to Won 17,091.8 billion in 2016 from Won 17,136.7 billion in 2015, primarily due to decreases in wireless service revenue, cellular interconnection revenue, fixed-line telephone service revenue and e-commerce services revenue, partially offset by increases in broadband Internet service and advanced media platform service revenue, miscellaneous revenue and fixed-line interconnection revenue, each as further discussed below.

Our consolidated other income increased by 115.2% to Won 66.5 billion in 2016 from Won 30.9 billion in 2015 primarily due to refunds received in 2016 in connection with the overturn of certain fines previously imposed on us by the FTC that we had paid.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, decreased by 2.0% to Won 13,004.9 billion in 2016 from Won 13,269.3 billion in 2015. The decrease in our cellular services revenue was due to decreases in our wireless service revenue, cellular interconnection revenue and wireless device sales.

Wireless service revenue decreased by 1.3% to Won 10,583.0 billion in 2016 from Won 10,720.5 billion in 2015, primarily attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 20% in April 2015 from 12% in October 2014.

Cellular interconnection revenue decreased by 13.5% to Won 614.4 billion in 2016 from Won 710.0 billion in 2015. The decrease was primarily attributable to decreases in interconnection rates and land-to-mobile call volume in 2016.

Wireless device sales decreased by 4.3% to Won 922.4 billion in 2016 from Won 963.4 billion in 2015, primarily attributable to a decrease in the number of wireless devices sold in 2016 as a result of the maturity of the wireless device market.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 6.3% to Won 2,651.2 billion in 2016 from Won 2,494.5 billion in 2015, due to increases in our broadband Internet service and advanced media platform service (including IPTV) revenue and fixed-line interconnection revenue, partially offset by decreases in fixed-line telephone service revenue, miscellaneous fixed-line telecommunication services revenue and international calling service revenue.

Revenue from our broadband Internet service and advanced media platform service (including IPTV) increased by 12.5% to Won 1,472.8 billion in 2016 from Won 1,308.8 billion in 2015, primarily due to an increase in the number of IPTV subscribers to 4.0 million subscribers as of December 31, 2016 from 3.5 million subscribers as of December 31, 2015 and an increase in the purchase of paid media content by IPTV subscribers. Fixed-line interconnection revenue increased by 134.9% to Won 134.1 billion in 2016 from Won 57.1 billion in 2015, primarily due to additional interconnection charges we received from KT and LG U+ as a result of certain changes to the methodology for calculating interconnection charges.

Fixed-line telephone service revenue decreased by 14.9% to Won 357.8 billion in 2016 from Won 420.6 billion in 2015, primarily due to a decrease in residential calling volume as a result of shifting consumer preferences toward wireless communication. Miscellaneous fixed-line telecommunication services revenue decreased by 3.0% to Won 590.5 billion in 2016 from Won 608.9 billion in 2015, primarily due to a decline in new contracts for business communications services provided by SK Broadband. International calling service revenue decreased by 3.1% to Won 96.0 billion in 2015 from Won 99.1 billion in 2015, primarily due to a decrease in international calling volume.

•

E-commerce services: The revenue of our e-commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, and O2O commerce solutions, decreased by 5.5% to Won 1,001.3 billion in 2016 from Won 1,060.0 billion in 2015, primarily due to the spin-off of SK Planet’s former platform and T Store businesses, revenues from which are excluded from our e-commerce services segment beginning in 2016.

•

Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, increased by 38.8% to Won 434.4 billion in 2016 from Won 312.9 billion in 2015, due to an increase in miscellaneous other revenue. Miscellaneous other revenue increased by 57.7% to Won 380.2 billion in 2016 from Won 241.1 billion in 2015, primarily due to the spin-off of SK Planet’s former platform and T Store businesses, revenues from which are included in our others segment beginning in 2016.

Operating Expense.    Our consolidated operating expense increased by 1.2% to Won 15,854.9 billion in 2016 from Won 15,672.2 billion in 2015, primarily due to a 3.3% increase in commissions to Won 5,376.7 billion in 2016 from Won 5,207.0 billion in 2015 and a 3.4% increase in depreciation and amortization to Won 2,941.9 billion in 2016 from Won 2,845.3 billion in 2015. Such increases were partially offset by a 6.0% decrease in cost of products that have been resold to Won 1,838.4 billion in 2016 from Won 1,955.9 billion in 2015.

The increase in commissions was attributable mainly to an increase in marketing costs relating to promotional activities for 11st, our open marketplace platform, which was partially offset by a decrease in marketing costs relating to our cellular services.

The increase in depreciation and amortization was primarily due to amortization of certain frequency bandwidth usage rights we acquired or re-licensed in 2016 as well as amortization of software.

The decrease in cost of products that have been resold was primarily due to a decrease in the number of wireless devices resold in 2016.

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

•

Cellular services: The segment operating expense for our cellular services segment decreased by 3.3% to Won 11,205.8 billion in 2016 from Won 11,591.0 billion in 2015, attributable mainly to a decrease in marketing costs due to the stabilized competitive environment due to the maturity of the LTE market and the implementation of the MDDIA as well as an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 5.6% to Won 2,518.8 billion in 2016 from Won 2,386.2 billion in 2015, primarily due to an increase in marketing costs to gain more subscribers to our ultra-high definition IPTV and high speed broadband Internet services and an increase in expenses paid to obtain certain rights to media content.

•

E-commerce services: The segment operating expense for our e-commerce services segment increased by 28.1% to Won 1,366.5 billion in 2016 from Won 1,066.7 billion in 2015, primarily due to an increase in marketing costs relating to promotional activities for 11st, our online open marketplace, which more than offset the impact of the exclusion of SK Planet’s former platform and T store businesses from our e-commerce services segment beginning in 2016.

•

Others: The segment operating expense for our others segment increased by 20.8% to Won 465.0 billion in 2016 from Won 384.8 billion in 2015, primarily due to an increase in marketing costs relating to the impact of the inclusion of SK Planet’s former platform and T store businesses in the others segment beginning in 2016.

Operating Profit.    Our consolidated operating profit decreased by 12.8% to Won 1,303.4 billion in 2016 from Won 1,495.4 billion in 2015, due to the decrease in operating revenue and other income and the increase in operating expense.

Our segment operating profit with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all four reportable segments differs from our consolidated operating profit presented in accordance with IFRS by IASB. For a reconciliation of operating profit presented in accordance with IFRS by IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

•

Cellular services: The segment operating profit of our cellular services segment increased by 7.2% to Won 1,799.1 billion in 2016 from Won 1,678.3 billion in 2015, due to the greater decrease in segment operating expense, as compared to the decrease in segment revenue, for the reasons described above. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating profit divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 13.8% in 2016 from 12.6% in 2015.

•	Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 22.1% to Won 132.4 billion in 2016 from Won 108.3 billion in 2015, primarily due to the increase in revenue from our IPTV service despite the increase in costs to expand our advanced media platform service business. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 5.0% in 2016 from 4.3% in 2015.

•

E-commerce services: The segment operating loss of our e-commerce services segment increased significantly to Won 365.2 billion in 2016 from Won 6.7 billion in 2015, primarily due to the increase in marketing costs relating to promotional activities for 11st described above.

•

Others: The segment operating loss of our others segment decreased by 57.4% to Won 30.6 billion in 2016 from Won 71.9 billion in 2015, primarily due to the inclusion of the results of operations from SK TechX and One Store in our others segments as described above.

Finance Income and Finance Costs.    Our finance income increased by 453.5% to Won 575.1 billion in 2016 from Won 103.9 billion in 2015, primarily due to a significant increase in gain on disposal of long-term investment securities to Won 459.3 billion in 2016 from Won 10.8 billion in 2015 relating to the sale of our 15.0% interest in Loen Entertainment in February 2016 and the sale of our 1.3% interest in POSCO in November 2016.

Our finance costs decreased by 6.7% to Won 326.8 billion in 2016 from Won 350.1 billion in 2015 primarily due to a 75.7% decrease in impairment loss for available-for-sale financial assets to Won 5.3 billion in 2016 from Won 21.8 billion in 2015, primarily due to an increase in the fair value of certain of our available-for-sale financial assets, and a 2.4% decrease in interest expense to Won 290.5 billion in 2016 from Won 297.7 billion in 2015.

Gains (Losses) Related to Investments in Subsidiaries and Associates.    Gains related to investments in subsidiaries and associates decreased by 30.7% to Won 544.5 billion in 2016 from Won 786.1 billion in 2015, primarily due to a 32.1% decrease in share of profits of SK Hynix to Won 572.1 billion in 2016 from Won 842.1 billion in 2015. Such decrease was primarily due to the 31.5% decrease in SK Hynix’s profit for the year to Won 2,960.5 billion in 2016 from Won 4,323.6 billion in 2015.

Income Tax.    Income tax expense decreased by 16.1% to Won 436.0 billion in 2016 from Won 519.5 billion in 2015 notwithstanding a 3.0% increase in profit before income tax to Won 2,096.1 billion in 2016 from Won 2,035.4 billion in 2015, primarily due to changes in the interpretation of certain tax regulations allowing for the use in 2016 of tax loss carryforwards incurred by SK Planet relating to its loss on disposal of shares of SK Communications. Our effective tax rate in 2016 decreased by 4.8% to 20.8% in 2016 from 25.5% in 2015, primarily for the reasons set forth above.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year increased by 9.5% to Won 1,660.1 billion in 2016 from Won 1,515.9 billion in 2015. Profit for the year as a percentage of operating revenue and other income was 9.7% in 2016 compared to 8.8% in 2015.

2015 Compared to 2014

Operating Revenue and Other Income.    Our consolidated operating revenue and other income decreased by 0.3% to Won 17,167.6 billion in 2015 from Won 17,220.3 billion in 2014, due to the following decreases in operating revenue and other income.

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

•

E-commerce services: The revenue of our e-commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, and O2O commerce solutions, increased by 9.1% to Won 1,060.0 billion in 2015 from Won 972.0 billion in 2014, primarily due to increases in the annual gross merchandise volume of 11st through its mobile version and revenue from SK Planet’s advertising business.

•

Others: The revenue of our others segment, which is composed of revenues from our portal service and miscellaneous other revenue, increased by 46.2% to Won 312.9 billion in 2015 from Won 214.0 billion in 2014, due to an increase in miscellaneous other revenue. Miscellaneous other revenue increased by 80.3% to Won 241.1 billion in 2015 from Won 133.7 billion in 2014, primarily due to increases in revenue from our security business operated by Neosnetworks.

Operating Expense.    Our consolidated operating expense increased by 0.4% to Won 15,672.2 billion in 2015 from Won 15,612.4 billion in 2014, primarily due to a 16.4% increase in cost of products that have been resold to Won 1,955.9 billion in 2015 from Won 1,680.1 billion in 2014, a 14.1% increase in labor cost to Won 1,893.7 billion in 2015 from Won 1,659.8 billion in 2014 and a 4.8% increase in depreciation and amortization to Won 2,845.3 billion in 2015 from Won 2,714.7 billion in 2014. Such increase was partially offset by an 8.5% decrease in commissions to Won 5,207.0 billion in 2015 from Won 5,692.7 billion in 2014.

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

The decrease in commissions was attributable mainly to the stabilized competitive environment due to the maturity of the LTE market and the implementation of the MDDIA as well as an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA.

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

•

Cellular services: The segment operating expense for our cellular services segment decreased by 1.6% to Won 11,591.0 billion in 2015 from Won 11,773.5 billion in 2014, primarily due to a decrease in commissions, which was partially offset by increases in cost of products that have been resold, labor cost and depreciation and amortization, each for the reasons described above.

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

•

E-commerce services: The segment operating expense for our e-commerce services segment increased by 10.9% to Won 1,066.7 billion in 2015 from Won 962.2 billion in 2014, primarily due to an increase in marketing costs relating to various promotional events for 11st and our O2O commerce solutions and an increase in labor cost due to the increase in the number of employees pursuant to the acquisition by SK Planet of Shopkick in October 2014.

•

Others: The segment operating expense for our others segment increased by 64.8% to Won 384.8 billion in 2015 from Won 233.5 billion in 2014, primarily due to an increase in operating expense relating to our security business operated by Neosnetworks.

Operating Profit.    Our consolidated operating profit decreased by 7.0% to Won 1,495.4 billion in 2015 from Won 1,607.8 billion in 2014, due to the decrease in operating revenue and other income and the increase in operating expense.

Our segment operating profit with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all three reportable segments differs from our consolidated operating profit presented in accordance with IFRS by IASB. For a reconciliation of operating profit presented in accordance with IFRS by IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

•

Cellular services: The segment operating profit of our cellular services segment decreased by 4.3% to Won 1,678.3 billion in 2015 from Won 1,754.4 billion in 2014, primarily due to the decrease in initial subscription fees which we ceased charging beginning November 2014. As a result, the segment operating margin of our cellular services segment decreased to 12.6% in 2015 from 13.0% in 2014.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 34.7% to Won 108.3 billion in 2015 from Won 80.4 billion in 2014, primarily due to the increase in revenue from our IPTV service despite the increase in costs to expand our advanced media platform service business. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 4.3% in 2015 from 3.3% in 2014.

•

E-commerce services: We recognized segment operating loss of our e-commerce services segment of Won 6.7 billion in 2015 compared to segment operating profit of our e-commerce services segment of Won 9.8 billion in 2014, primarily due to an increase in marketing costs relating to promotional activities for 11st despite the increase in revenue from 11st and our O2O commerce solutions.

•

Others: The segment operating loss of our others segment increased by 268.7% to Won 71.9 billion in 2015 from Won 19.5 billion in 2014. As discussed above, while miscellaneous other revenue increased in 2015, operating expense relating to our security business operated by Neosnetworks increased to a greater extent, leading to a greater operating loss of our others segment.

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

Income Tax.    Income tax expense from continuing operations increased by 14.3% to Won 519.5 billion in 2015 from Won 454.5 billion in 2014 notwithstanding a 9.7% decrease in profit before income tax to Won 2,035.4 billion in 2015 from Won 2,253.8 billion in 2014, primarily due to changes in unrealizable deferred taxes which led to an increase in income tax expense of Won 83.6 billion in 2015, mainly related to the dividend in kind made by SK Planet of SK Communication’s common shares to SK Telecom, compared to such changes which led to a decrease in income tax expense of Won 43.8 billion in 2014. Our effective tax rate in 2015 increased by 5.3% to 25.5% in 2015 from 20.2% in 2014, primarily for the reasons set forth above.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year decreased by 15.8% to Won 1,515.9 billion in 2015 from Won 1,799.3 billion in 2014. Profit for the year as a percentage of operating revenue and other income was 8.8% in 2015 compared to 10.4% in 2014.

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 1.0% in 2016, 0.7% in 2015 and 1.3% in 2014.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 447.5 billion as of December 31, 2016 and Won 96.3 billion as of December 31, 2015. The working capital deficits as of December 31, 2015 and 2016 were primarily due to working capital needs in the ordinary course of business. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash, cash equivalents, short-term financial instruments and short-term investment securities of Won 2,081.4 billion as of December 31, 2016 and Won 1,552.3 billion as of December 31, 2015. We had outstanding short-term borrowings of Won 2.6 billion as of December 31, 2016 and Won 260.0 billion as of December 31, 2015. As of December 31, 2016, we had credit lines with several local banks that provided for borrowing of up to Won 440 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,505.2 billion as of December 31, 2016 and Won 768.9 billion as of December 31, 2015. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year Ended December 31,						Change
	2016		2015		2014		2016 to 2015			2015 to 2014
	(In billions of Won, except percentages)
Net Cash Provided by Operating Activities	￦	4,243.2	￦	3,778.1	￦	3,677.4	￦	465.1	12.3%	￦	100.7	2.7%
Net Cash Used in Investing Activities		(2,462.2)		(2,880.5)		(3,683.2)		418.3	(14.5)		802.7	(21.8)
Net Cash Used in Financing Activities		(1,044.8)		(964.6)		(559.4)		(80.2)	8.3		(405.2)	72.4
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currencies		0.2		1.5		1.0		(1.3)	(86.7)		0.5	49.2
Net Increase (Decrease) in Cash and Cash Equivalents		736.2		(67.0)		(565.2)		803.2	(1,198.7)		498.2	(88.2)
Cash and Cash Equivalents at Beginning of Period		768.9		834.4		1,398.6		(65.5)	(7.8)		(564.2)	(40.3)
Cash and Cash Equivalents at End of Period		1,505.3		768.9		834.4		736.4	95.8		(65.5)	(7.9)%

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 4,243.2 billion in 2016, Won 3,778.1 billion in 2015 and Won 3,677.4 billion in 2014. Profit for the year was Won 1,660.1 billion in 2016, Won 1,515.9 billion in 2015 and Won 1,799.3 billion in 2014. Net cash provided by operating activities in 2016 increased by 12.3% from 2015 primarily due to the fulfillment of certain year-end cash payment obligations on the next business day after December 31, 2016, which was not a business day. Net cash provided by operating activities in 2015 increased slightly by 2.7% from 2014.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 2,462.2 billion in 2016, Won 2,880.5 billion in 2015 and Won 3,683.2 billion in 2014. Cash inflows from investing activities were Won 1,140.7 billion in 2016, Won 914.5 billion in 2015 and Won 341.4 billion in 2014. Cash inflows in 2016 were primarily attributable to proceeds from disposals of long-term investment securities of Won 555.5 billion, mostly in connection with the disposal of our 15.0% interest in Loen Entertainment for shares of Kakao Corporation and Won 218.0 billion in cash in February 2016 and the disposal of our 1.3% interest in POSCO for Won 305.1 billion in November 2016, collection of short-term loans of Won 239.0 billion and decrease in short-term financial instruments, net of Won 222.3 billion. Cash inflows in 2015 were primarily attributable to collection of short-term loans of Won 398.3 billion and proceeds from disposals of investments in associates and joint ventures of Won 185.1 billion, mostly in connection with the disposal of 27,725,264 shares of KEBHana Card for Won 176.3 billion. Cash inflows in 2014 were primarily attributable to collection of short-term loans of Won 207.4 billion.

Cash outflows for investing activities were Won 3,602.9 billion in 2016, Won 3,795.0 billion in 2015 and Won 4,024.6 billion in 2014. Cash outflows in 2016, 2015 and 2014 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,490.5 billion, Won 2,478.8 billion and Won 3,008.0 billion, respectively, primarily in connection with the acquisition of LTE equipment and the expansion of our LTE network.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 1,044.8 billion in 2016, Won 964.6 billion in 2015 and Won 559.4 billion in 2014. Cash inflows from financing activities were Won 861.6 billion in 2016, Won 1,375.2 billion in 2015 and Won 1,421.0 billion in 2014. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 776.7 billion in 2016, Won 1,375.0 billion in 2015 and Won 1,255.5 billion in 2014 and proceeds from long-term borrowings, which provided cash of Won 49.0 billion in 2016 and Won 62.6 billion in 2014. In 2014, we had cash inflows of Won 102.9 billion due to proceeds from short-term borrowings.

Cash outflows for financing activities were Won 1,906.5 billion in 2016, Won 2,339.8 billion in 2015 and Won 1,980.5 billion in 2014. Cash outflows for financing activities included payment of dividends, repayments of current portion of long-term debt, repayment of long-term borrowings, repayment of debentures, acquisition of treasury stock and repayment of short-term borrowings, among other items. Payment of dividends were Won 706.1 billion in 2016, Won 668.5 billion in 2015 and Won 666.8 billion in 2014. Repayments of other long-term account payables were Won 122.7 billion in 2016, Won 191.4 billion in 2015 and Won 207.8 billion in 2014. Repayment of long-term borrowings were Won 33.4 billion in 2016, Won 21.9 billion in 2015 and Won 23.3 billion in 2014. Repayment of debentures were Won 770.0 billion in 2016, Won 620.0 billion in 2015 and Won 1,039.9 billion in 2014. Decrease in short-term borrowings, net accounted for Won 257.4 billion and Won 106.6 billion of cash outflows for financing activities in 2016 and 2015, respectively. In 2015, we had cash outflows of Won 490.2 billion due to acquisition of treasury stock and cash outflows of Won 220.4 billion related to equity interest transactions, principally in connection with the Share Exchange.

As of December 31, 2016, we had total long-term debt (excluding current portion) outstanding of Won 6,478.6 billion, which included debentures in the amount of Won 6,338.9 billion and bank and institutional borrowings in the amount of Won 139.7 billion. As of December 31, 2015, we had total long-term debt (excluding current portion) outstanding of Won 6,560.7 billion, which included debentures in the amount of Won 6,439.1 billion and bank and institutional borrowings in the amount of Won 121.6 billion. For a description of our long-term debt, see note 16 of the notes to our consolidated financial statements.

As of December 31, 2016, we had Won 4,549.6 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 3,319.6 billion, SK Broadband issued Won 1,210.0 billion and PS&Marketing issued Won 20 billion, and Won 2,670.5 billion aggregate principal amount of debentures outstanding denominated in foreign currencies, including U.S. dollars, Swiss Francs and Australian Dollars. The interest rates of our debentures range from 1.58% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2016, a substantial portion of our foreign currency-denominated long-term borrowings, which amounted to approximately 37.1% of our total outstanding long-term debt, including current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new growth engines, including our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products and services offered through our platform services. In addition, we have used funds for the acquisition of treasury shares, financing of our subscribers’ handset purchases on installment payment plans and payment of retirement and severance benefits.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2017. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2016, 2015 and 2014:

	Year Ended December 31,
	2016		2015		2014
	(In billions of Won)
LTE Network	￦	1,104.0	￦	1,022.7	￦	1,357.2
WCDMA Network		27.7		90.0		92.3
Fixed-line Network(1)		699.6		559.4		601.4
Other Network(2)		376.3		332.4		283.2
Others(3)		282.9		474.3		673.9

Total	￦	2,490.5	￦	2,478.8	￦	3,008.0

(1)	Includes all capital expenditures made by SK Broadband.

(2)	Includes investments in our CDMA, WiBro and Wi-Fi networks as well as other capital expenditures related to our networks.

(3)	Includes non-network related investments such as capital expenditures for product development and maintenance and upgrades of our information technology systems and equipment.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2016, 2015 and 2014 were Won 2,490.5 billion, Won 2,478.8 billion and Won 3,008.0 billion, respectively. Of such amounts, we spent approximately 44.3%, 41.3% and 45.1% in 2016, 2015 and 2014, respectively, on capital expenditures related to expanding and enhancing the quality of our LTE network. Our other non-network related capital expenditures in 2016, 2015 and 2014 primarily related to developing new products and maintenance and upgrades to our information technology systems.

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

Business Overview — Digital Wireless Network — LTE Network.” We plan to continue to make capital investments in 2017 to further improve and expand our LTE network and develop related technologies.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Band	Technology (width)		Date of Acquisition	Initial Payment Amount (in billions of Won)	Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
800MHz	CDMA(10M)		June 2011	208.3	2011	69.4		2013-2015
	LTE(20M)
1.8GHz	LTE(35M)	20M	Dec. 2011	248.8	2011	74.6		2012-2021
		15M	Sept. 2013	115.3	2013	43.2		2014-2021
2.1GHz	WCDMA(20M)		May 2010	52.6	2010	17.5		2012-2014
	LTE(40M)		Dec. 2001	650.0	2001	130.0	(1)	2007-2016
	WCDMA(20M)		Dec. 2016	141.2	2016	85.3		2017-2021
2.3GHz	WiBro(30M)		March 2012	8.7	2012	2.9		2014-2016
2.6GHz	LTE(40M+20M)		August 2016	332.5	2016	99.8		2017-2026

(1)	Denotes the average annual payment amount for years 2007 through 2016. The actual annual payment amounts for years 2007 through 2016 ranged from Won 90 billion to Won 170 billion.

For more information, see notes 15 and 17 of the notes to our consolidated financial statements.

We expect that our capital expenditure amount in 2017 will be similar to that of 2016. Our expenditures will be for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our platform business portfolio and funding for mid-to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2017 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise, including in connection with building out our networks on any new bandwidths we may choose to acquire in any frequency bandwidth auctions held by the MSIP in 2017. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2016, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2017	￦ 889.6
2018	1,671.7
2019	928.4
2020 and thereafter	3,904.8

We note that no commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20.0% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25.0% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk.

Investments in New Growth Businesses.    We may also require capital for investments to support our development of new growth businesses.

In April 2014, we acquired a controlling interest in Neosnetworks, a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate purchase price of approximately

Won 24.0 billion. We acquired additional interests in Neosnetworks in April 2015 for Won 40.0 billion, resulting in an increase in our ownership of Neosnetworks to 83.9%. In October 2016, we acquired the remaining 16.1% interest in Neosnetworks through SK Telink. In August 2014, we acquired a 39.3% equity interest of Iriver, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of approximately Won 54.5 billion.

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

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2016 was Won 70.7 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 555.2 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 20 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 706.1 billion in 2016, Won 668.5 billion in 2015 and Won 666.8 billion in 2014.

In April 2017, we distributed annual dividends at Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) to our shareholders for an aggregate payout amount of Won 635.5 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2016, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	￦	7,220.1	￦	856.0	￦	2,518.5	￦	1,402.6	￦	2,443.0
Interest		1,263.3		227.9		304.8		210.2		520.4
Long-term borrowings
Principal		174.4		33.6		81.6		52.3		6.9
Interest		12.9		6.4		4.7		1.7		0.1
Capital lease obligations
Principal		—		—		—		—		—
Interest		—		—		—		—		—
Operating leases		—		—		—		—		—
Facility deposits		6.3		0.4		—		—		5.9
Derivatives		88.4		88.2		—		0.2		—
Other long-term payables(2)
Principal		2,013.1		302.9		605.7		605.7		498.8
Interest		117.3		24.8		48.6		27.2		16.7
Short-term borrowings		2.6		2.6		—		—		—

Total contractual cash obligations	￦	10,898.4	￦	1,542.8	￦	3,563.9	￦	2,299.9	￦	3,491.8

(1)	We are contractually obligated to make severance payments to eligible employees we have employed for more than one year, upon termination of their employment, regardless of whether such termination is voluntary or involuntary. Accruals for severance indemnities are recorded based on the amount we would be required to pay in the event the employment of all our employees were to terminate at the balance date. However, we have not yet estimated cash flows for future periods. Accordingly, payments due in connection with severance indemnities have been excluded from this table.

(2)	Related to acquisition of frequency licenses. See note 17 of the notes to our consolidated financial statements.

See note 35 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

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

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Allowance for doubtful accounts amounted to Won 369.3 billion in 2016 and Won 344.0 billion in 2015. As there was no significant change in our assumptions and judgments including on the aging of accounts receivables, past customer default experience and credit status, and economic and industrial factors, there was no significant change in the percentage of allowance for doubtful accounts as of December 31, 2016 compared to the prior year. If economic or specific industry trends worsen beyond our estimates, the allowances for doubtful accounts we have recorded may be materially adjusted in the future.

Fair Value Measurement of Financial Instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit for the period or other comprehensive income. When measuring fair value, we use quoted prices in active markets to the extent such prices exist. The fair values of financial instruments, including derivative instruments, that are not traded in an active market are determined using valuation techniques that require management’s estimates of future cash flows and discount rates. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. See note 2 of the notes to our consolidated financial statements.

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

Our intangible assets include our frequency usage rights, which have contractual lives of 5 to 13.1 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2016. See note 15 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: (1) the consideration transferred, (2) the amount of any non-controlling interests in the acquiree and (3) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value. See note 14 of the notes to our consolidated financial statements.

Provisions for Handset Subsidy and Restoration

We provide handset subsidies to subscribers who purchase handsets on an installment basis. When the subscribers agree to use our services for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and we estimate a provision for handset subsidies to be paid, which is recognized as commissions in operating expenses at the time telecommunication service contracts are made. Our provision for handset subsidies was Won 24.7 billion as of December 31, 2016 and Won 5.7 billion as of December 31, 2015. Our provision for handset subsidies generally decreases as we gradually reduce the amount of handset subsidies provided to subscribers.

We estimate restoration costs required to restore leased premises on which our cell sites and switching equipment are located after termination of the leases. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the relevant liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. See note 18 of the notes to our consolidated financial statements.

Retirement Benefit Plans

We have defined retirement benefit plans. The costs of providing benefits under the plans are determined using actuarial valuation methods that require management assumptions on discount rates, expected rates of salary increases and expected rates of returns on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined retirement benefit plans. We immediately recognize all actuarial gains and losses arising from defined retirement benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 0.5%, then the estimated defined benefit obligations would have decreased by Won 24.2 billion, or 4.1% in total. If the expected rates of salary increase were increased by 0.5%, then the estimated defined benefit obligations would have increased by Won 26.4 billion, or 4.4% in total. Defined benefit liabilities were Won 70.7 billion in 2016 and Won 98.9 billion in 2015. Defined benefit liabilities in 2016 decreased by Won 28.2 billion compared to 2015 due to a decrease by 0.49% of the estimated average discount rate despite an increase by 0.02% of the average expected rates of salary increase. See note 20 of the notes to our consolidated financial statements.

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities. We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2016 and 2015, unused tax loss carryforwards of Won 755.1 billion and Won 1,034.0 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The decrease of Won 278.9 billion in unrecognized tax loss carryforwards in 2016 compared to 2015 was primarily related to changes in the interpretation of certain tax regulations allowing for the use in 2016 of tax loss carryforwards incurred by SK Planet relating to its loss on disposal of shares of SK Communications. See note 29 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

We maintain a high level of spending on our research and development activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

In 2016, 2015 and 2014, our annual research and development expenses were Won 351.1 billion, Won 322.7 billion and Won 397.8 billion, respectively. Such expenses consist of research and development costs that are expensed and costs that are amortized during the respective period.

Our total research and development expenses were approximately 2.0% in 2016, 1.9% in 2015 and 2.3% in 2014, respectively, of operating revenue and other income.

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

•

Platform Technology R&D Center, through which we research and develop technologies for our IoT solutions, media and commerce and other innovative products and services offered through our platform services and quantum technologies; and

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company and other positions are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Principal Directorships and Positions	Business Experience
Jung Ho Park	May 27, 1963	2017	2020	Executive Director	President and Chief Executive Officer	Chief Executive Officer, SK Holdings; Head of Corporate Development Office, SK C&C Co., Ltd.; Head of Business Development Office, SK Telecom Co., Ltd.

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Sik Cho	Nov. 27, 1960	2017	2020	Non-executive Director	Chairman, SK SUPEX Council	Chief Executive Officer, SK Holdings; Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management Office, SK Holdings

Dae Shick Oh	Nov. 28, 1954	2013	2019	Independent Non-executive Director	Advisor, Bae, Kim & Lee LLC	Outside Director, CJ Corporation, Head of Seoul Regional Tax Office; Head of Investigation Department, Korea National Tax Service

Jae Hoon Lee	Sep. 26, 1955	2017	2020	Independent Non-executive Director	President, Association of Future Strategy Forum on Energy & Resources Development	Vice Minister, Ministry of Knowledge Economy; Vice Minister, Ministry of Commerce, Industry and Energy; Assistant Minister, Ministry of Commerce, Industry and Energy

Jae Hyeon Ahn	Feb. 2, 1961	2017	2020	Independent Non-executive Director	Professor, Advanced Innovative Management Program, KAIST	Vice President, College of Business, KAIST; Dean, College of Information and Media Management, KAIST; President, Korea Media Management Association; Senior Technical Staff Member, AT&T Bell Labs

Jung Ho Ahn	Feb. 11, 1978	2017	2020	Independent Non-executive Director	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University	Visiting Scholar, Google Inc.; Senior Research Scientist, Exascale Computing Lab, HP Labs

Item 6.B.	Compensation
The aggregate of the remuneration paid and in-kind benefits granted to the directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2016 totaled approximately Won 2.1 billion. This amount included Won 570.0 million in salary and Won 757.0 million in bonus paid to our former director, president and chief executive officer, Mr. Dong Hyun Jang, who has since resigned.

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

In March 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares, which have all expired without being exercised. On March 24, 2017, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, Mr. Jung Ho Park, our President and Chief Executive Officer, was granted options to purchase 66,504 shares of our common stock. The following table summarizes the stock options granted to Mr. Jung Ho Park on March 24, 2017:

Exercise period		Exercise price (per share)(1)	Number of shares issuable
From	To
March 25, 2019	March 24, 2022	Exercise Price	22,168
March 25, 2020	March 24, 2023	Exercise Price times 1.08	22,168
March 25, 2021	March 24, 2024	Exercise Price times (1.08)[2]	22,168

(1)	“Exercise Price” is defined as the arithmetic mean of volume-weighted average closing prices from the following periods prior to the grant date: two months, one month and one week.

Item 6.C.	Board Practices

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

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Jung Ho Park, and two independent directors, Dae Shick Oh and Jae Hyeon Ahn.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of four independent directors, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn and Jung Ho Ahn.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jung Ho Ahn.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jae Hoon Lee, Jae Hyeon Ahn and Jung Ho Ahn.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2014	24,404	1,285	25,689
December 31, 2015	24,479	1,513	25,992
December 31, 2016	24,569	1,275	25,844

Labor Relations

As of December 31, 2016, SK Telecom had a company union consisting of 2,164 regular employees out of 4,229 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2014 were completed in May 2014 and resulted in no change to the average wage of SK Telecom employees. Our wage negotiations for 2015 were completed in November 2015 and resulted in an average monthly wage increase of Won 80,000 for SK Telecom employees. Our wage negotiations for 2016 were completed in September 2016 and resulted in no change to the average monthly wage of SK Telecom employees. Our wage negotiations for 2017 have not commenced yet We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2016, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 595.7 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 555.2 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2016 was set at 2.24% of SK Telecom’s profit before income tax on a separate basis, or Won 350 billion. The contribution amount for 2015 was set at 2.04% of SK Telecom’s profit before income tax on a separate basis, or Won 30.0 billion. The contribution amount for 2014 was set at 1.51% of SK Telecom’s profit before income tax on a separate basis, or Won 20.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2017:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Standing Director:
Jung Ho Park	President & Chief Executive Officer	0	0.0%	None	66,504
Non-Standing Directors:
Dae Sik Cho	Non-executive Director	0	0	None	None
Dae Shick Oh	Independent Non-executive Director	0	0	None	None
Jae Hoon Lee	Independent Non-executive Director	0	0	None	None
Jae Hyeon Ahn	Independent Non-executive Director	0	0	None	None
Jung Ho Ahn	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2016, approximately 59.22% of our issued shares were held in Korea by approximately 54,585 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2016, there were approximately 28,056 record holders of our ADRs evidencing ADSs resident in the United States to the best of Citibank’s knowledge, and 8,809,104 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 10.9% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2016 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares and with respect to the total amount of such shares owned by our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	28.84%
Treasury shares(1)	10,136,551	12.55	—
Officers and Directors	251	0.00	0.00
National Pension Service	7,159,704	8.87	10.14
Other Domestic Shareholders	10,160,010	12.58	14.39
Foreign Shareholders(2)
Shareholders holding ADRs	8,809,104	10.91	12.48
Shareholders holding common stock	24,116,639	29.87	34.16
Total Issued Shares	80,745,711	100%	—
Total Outstanding Shares(3)	70,609,160	—	100%

(1)	Treasury shares do not have any voting rights. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program.

(2)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(3)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2016	2015	2014
	(As a percentage of total issued shares)(1)
SK Group(2)	25.22%	25.22%	25.22%
SK Holdings	25.22	25.22	25.22
National Pension Service	8.87	8.62	7.09

(1)	Includes 10,136,551, 10,136,551 and 9,809,375 shares held in treasury as of December 31, 2016, 2015 and 2014, respectively. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program.

(2)	SK Group’s ownership interest as of December 31, 2016, 2015 and 2014 consisted of the ownership interest of SK Holdings only.

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

As of March 31, 2017, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2017, the total number of our common shares outstanding was 70,609,160.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 34 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2016.

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

As of December 31, 2016, we had Won 3.3 billion of accounts receivable from SK Networks. As of the same date, we had Won 247.7 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&M. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,131.6 billion, Won 1,258.0 billion and Won 1,509.0 billion in 2016, 2015 and 2014.

SK Holdings

We enter into agreements with SK Holdings from time to time for specific information technology-related projects. The aggregate fees we paid to SK Holdings for information technology services amounted to Won 652.9 billion in 2016, Won 324.1 billion in 2015 and Won 360.8 billion in 2014. We also purchase various information technology-related equipment from SK Holdings from time to time. The total amount of such purchases was Won 235.5 billion in 2016, Won 236.4 billion in 2015 and Won 168.8 billion in 2014. We are a party to several service agreements with SK Holdings relating to the development and maintenance of our information technologies systems. We also pay SK Holdings for use of the SK brand.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-72.

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

On March 26, 2015, the KCC imposed a fine of Won 23.5 billion on us and imposed a suspension on acquiring new subscribers for a period of seven days for providing subsidies to subscribers in excess of the amounts permitted under the MDDIA. We suspended acquisition of new customers during the period from October 1, 2015 to October 7, 2015. On May 13, 2015, the KCC imposed a fine of Won 3.6 billion on us and issued a correctional order for violating its obligations to protect personal information. We paid such fine in July 2015 and reported to the KCC on the implementation of actions pursuant to the correctional order in September 2015. On May 28, 2015 and December 10, 2015, the KCC imposed a fine of Won 350 million and Won 560 million, respectively, on us and issued a correctional order for misleading and exaggerated advertisement of bundled wireless and fixed-line telecommunications products. On January 14, 2016, the KCC imposed a fine of Won 15 million on us and issued a correctional order for failure to comply with the retention period for our subscribers’ personal information. On December 6, 2016, the KCC imposed a fine of Won 3.75 billion on us for unfair marketing practices in connection with our bundled wireless and fixed-line telecommunications services. On December 21, 2016, the KCC imposed fines of Won 100 million and Won 30 million on us for engaging in certain prohibited sales activities and violating certain subscriber location data protection regulations, respectively. On March 22, 2017, the KCC imposed a fine of Won 794 million on us for providing subsidies to foreign subscribers in excess of the amounts permitted under the MDDIA.

KT Interconnection Fee Litigation

In December 2010, we filed a lawsuit in the Seoul Central District Court against KT alleging that they paid us lower interconnection fees for intentionally bypassing our WCDMA spectrum and using our CDMA network rather than our WCDMA network. In response, KT filed a counterclaim against us, alleging that we failed to respond to their request for information and that we intentionally delayed the interconnection for calls from fixed-line KT users to our wireless subscribers and seeking damages of Won 33.7 billion. In September 2012, the Seoul Central District Court dismissed our lawsuit against KT and rendered a judgment that accepted KT’s claims in part. We filed an appeal at the Seoul High Court in February 2013, and in January 2014, the Seoul High Court overturned the District Court’s decision and rendered a judgment that accepted our claims in part, ordering KT to pay us damages of Won 49.2 billion. We and KT each filed an appeal at the Supreme Court of Korea in March 2014, which the Supreme Court of Korea dismissed in February 2017, finalizing the judgment of the Seoul High Court.

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. Various lawsuits have been filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to three of the lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of December 31, 2016, twelve of the lawsuits, seeking damages of approximately Won 0.8 billion in aggregate, were pending at various district courts, various high courts and the Supreme Court of Korea.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2012	￦ 9,400	￦ 655.1	69,694,999
2013	9,400	666.4	70,936,336
2014	9,400	666.8	70,936,336
2015	10,000	708.1	70,609,160
2016	10,000	706.1	70,609,160	(1)

(1)	The number of shares entitled to the interim dividend was 70,609,160.

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

The principal trading market for our common shares is the KRX KOSPI Market. As of March 31, 2017, 70,609,160 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2017, ADSs representing 9,106,281 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of our common shares on the KRX KOSPI Market since January 1, 2012:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2012	161,000	120,500	152,500	216,031
First Quarter	146,000	134,500	139,500	193,924
Second Quarter	142,500	120,500	125,000	284,712
Third Quarter	153,000	125,000	147,000	208,276
Fourth Quarter	161,000	145,500	152,500	177,955
2013	238,500	150,000	230,000	212,769
First Quarter	185,500	150,000	180,500	234,684
Second Quarter	225,500	172,000	210,000	245,151
Third Quarter	226,500	202,000	218,500	175,670
Fourth Quarter	238,500	211,500	230,000	195,925
2014	298,500	196,500	268,000	170,709
First Quarter	229,000	196,500	215,500	184,185
Second Quarter	243,500	198,000	236,500	180,743
Third Quarter	298,500	236,000	290,000	152,740
Fourth Quarter	298,500	259,000	268,000	165,710
2015	301,000	215,000	215,500	185,999
First Quarter	301,000	264,000	272,500	151,786
Second Quarter	293,500	240,500	250,000	209,931
Third Quarter	263,000	237,000	263,000	185,542
Fourth Quarter	261,500	215,000	215,500	195,488
2016	233,500	193,000	224,000	157,834
First Quarter	233,500	193,000	208,500	212,966
Second Quarter	222,000	201,500	215,500	152,755
Third Quarter	232,000	214,500	226,000	120,700
Fourth Quarter	232,500	216,000	224,000	146,790
2017 (through April 21)	262,500	218,000	251,500	161,941
First Quarter	262,500	218,000	252,000	170,277
January	229,000	219,000	223,000	129,406
February	232,000	218,000	231,500	146,082
March	262,500	229,500	252,000	229,426
Second Quarter (through April 21)	257,000	242,500	251,500	127,488
April (through April 21)	257,000	242,500	251,500	127,488

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the NYSE since January 1, 2012:

	Prices			Average Daily Trading Volume
Calendar Year	High	Low	Close
	(US$ per ADS)			(Number of ADSs)
2012	16.48	11.14	15.83	1,756,344
First Quarter	14.60	12.90	13.91	1,644,382
Second Quarter	14.13	11.14	12.10	2,127,012
Third Quarter	15.06	12.23	14.54	1,837,010
Fourth Quarter	16.48	14.48	15.83	1,409,691
2013	25.16	15.69	24.62	1,407,958
First Quarter	18.69	15.69	17.87	1,884,190
Second Quarter	22.37	17.05	20.33	1,724,433
Third Quarter	22.70	19.47	22.70	848,082
Fourth Quarter	25.16	22.16	24.62	1,204,890
2014	31.75	20.76	27.01	905,341
First Quarter	24.07	20.76	22.57	952,847
Second Quarter	26.50	20.76	25.94	903,143
Third Quarter	31.75	25.54	30.34	963,636
Fourth Quarter	30.62	27.01	27.01	803,932
2015	30.07	20.15	20.15	598,527
First Quarter	29.76	26.22	27.21	787,402
Second Quarter	30.07	23.96	24.79	598,632
Third Quarter	25.22	22.08	24.40	510,694
Fourth Quarter	25.49	20.15	20.15	506,235
2016	23.17	17.89	20.90	621,501
First Quarter	20.98	17.89	20.17	674,708
Second Quarter	21.08	19.27	20.92	745,167
Third Quarter	23.17	20.48	22.60	485,527
Fourth Quarter	22.60	20.71	20.90	582,486
2017 (through April 21)	25.85	20.64	24.33	637,028
First Quarter	25.85	20.64	25.18	658,365
January	21.60	20.64	21.50	612,453
February	22.74	21.32	22.60	588,355
March	25.85	22.22	25.18	756,122
Second Quarter (through April 21)	25.31	23.74	24.33	542,536
April (through April 21)	25.31	23.74	24.33	542,536

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

As of December 31, 2016, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,308.4 trillion. For the year ended December 31, 2016, the average daily trading volume of equity securities was approximately 376.8 million shares with an average trading value of Won 4,523.0 billion. For the year ended December 31, 2015, the average daily trading volume of equity securities was approximately 455.3 million shares with an average trading value of Won 5,351.7 billion. For the year ended December 31, 2014, the average daily trading volume of equity securities was approximately 278.1 million shares with an average trading value of Won 3,983.6 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price to Earnings(2)
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.6	10.9
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014	2,013.11	2,093.08	1,881.73	1,915.59	1.1	15.3
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.2	16.1
2016	1,918.76	2,068.72	1,835.28	2,026.46	1.5	14.3
2017 (through April 21)	2,026.16	2,178.38	2,026.16	2,165.04	1.4	14.6

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 2,165.04 on April 21, 2017.

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

The brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10.E. Taxation —Korean Taxation.”

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	￦	2,959	US$	4,223	10,565	￦	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,734		4,824,610		4,537,819
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014	773		1,192,253		1,092,908	278,082		3,983,580		3,651,646
2015	770		1,242,832		1,062,885	455,256		5,351,734		4,576,870
2016	779		1,308,440		1,086,988	376,772		4,523,044		3,757,524
2017 (through April 21)	774		1,401,852		1,235,961	395,452		4,507,039		3,973,690

Source: Korea Exchange

(1)	Converted at the noon buying rate on the last business day of the period indicated.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended and approved at our general shareholders meeting held on March 24, 2017, our objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2017, 80,745,711 common shares were issued, of which 10,136,551 shares were held by us in treasury. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program to further increase shareholder value. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Description of American Depositary Shares

The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of

July 24, 2002, among us, Citibank, as ADR depositary, and all holders and beneficial owners of ADSs, as supplemented by side letters dated as of July 25, 2002, October 1, 2002 and October 1, 2007. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to our Annual Report on Form 20-F filed with the SEC on June 30, 2006. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, 14th Floor, New York, New York 10013, United States of America, and at the principal London office of the ADR depositary, currently located at Canada Square, Canary Wharf, London, E14 5LB, England.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum, 24,321,893 shares as of March 31, 2017. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2017, the outstanding ADSs represented 9,106,281 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3.0% of our shares of common stock.

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

Item 10.B.	Material Contracts

We have not entered into any material contracts since January 1, 2016, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 34 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5B. Liquidity and Capital Resources.”

Item 10.C.	Exchange Controls

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

Item 10.D.	Taxation

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source “passive income” dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20.0% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2016 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year.

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

Any Korean securities transaction tax or agricultural and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

At present, Korea has not entered into any tax treaty relating to inheritance or gift tax.

Item 10.E.	Dividends and Paying Agents

Not applicable.

Item 10.F.	Statements by Experts

Not applicable.

Item 10.G.	Documents on Display

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

Documents filed with annual reports and documents filed or submitted to the SEC are also available for inspection at our principal business office during normal business hours. Our principal business office is located at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea.

Item 10.H.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities and to equity price risk as a result of our investment in equity instruments.

We have entered into a floating-to-fixed cross currency swap contract to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$300 million of bonds issued in March 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, CHF 300 million of bonds issued in June 2012, US$700 million of bonds issued in November 2012, AUD 300 million of bonds issued in January 2013, US$300 million of bonds issued in October 2013 and US$63.3 million of borrowings from December 2013. We also entered into floating-to-fixed interest rate swap contracts to hedge interest rate risks with respect to Won 49.0 billion of borrowings from December 2016 and Won 44.9 billion of borrowings from January 2017. See note 21 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars, Franc and Australian Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of approximately 0.4%, or Won 8.6 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2016. For a further discussion of our exchange rate risk exposures, see note 33(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2016:

	Maturities
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦258.8	￦ 434.2	￦900.2	￦428.8	￦608.1	￦1,953.5	￦4,583.6	￦4,771.9
Average weighted rate(1)	3.93%	3.49%	2.79%	2.38%	2.76%	2.86%
Sub-total	258.8	434.2	900.2	428.8	608.1	1,953.5	4,583.6	4,771.9
Foreign currency:
Fixed-rate	13.9	629.3	1,217.8	13.9	13.9	484.1	2,372.9	2,618.9
Average weighted rate(1)	1.70%	3.00%	2.36%	1.70%	1.70%	6.64%
Variable rate	—	—	—	—	361.7	—	361.7	361.7
Average weighted rate(1)	—	—	—	—	1.88%	—
Sub-total	13.9	629.3	1,217.8	13.9	375.6	484.1	2,734.6	2,980.6
Total	￦272.7	￦1,063.5	￦2,118.0	￦442.7	￦983.7	￦2,437.6	￦7,318.2	￦7,752.5

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of approximately Won 0.04 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2016. For a further discussion of our interest rate risk exposures, see note 33(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2016, 2015 and 2014, a 10.0% increase in the equity indices where our available-for-sale equity instruments are listed, with all other variables held constant, would have increased our total equity by Won 52.6 billion, Won 89.8 billion and Won 54.2 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 33(1) of the notes to our consolidated financial statements.

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

Payments made by ADS Depositary

The depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2016, we received approximately US$1,293,630 from the depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2016. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2016 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Item 16.B.	CODE OF ETHICS

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

Item 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016		2015
	(In millions of Won)
Audit Fees	￦	3,029	￦	3,325
Audit-Related Fees	￦	14	￦	36
Tax Fees	￦	273	￦	289
All Other Fees	￦	0	￦	0

Total	￦	3,316	￦	3,650

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

Item 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the six members of our board of directors, four are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of three independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	We maintain a compensation review committee comprised of three independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A 3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of three independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has three independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of SK Telecom Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SK Telecom Co., Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2017, expressed an unqualified opinion on SK Telecom Co., Ltd.’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2017

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the internal control over financial reporting of SK Telecom Co., Ltd. as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. SK Telecom Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on SK Telecom Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, SK Telecom Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated statements of financial position of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated April 27, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2017

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	32,33	￦	1,505,242	768,922
Short-term financial instruments	5,32,33,34,35		468,768	691,090
Short-term investment securities	8,32,33		107,364	92,262
Accounts receivable — trade, net	6,32,33,34		2,240,926	2,344,867
Short-term loans, net	6,32,33,34		58,979	53,895
Accounts receivable — other, net	6,32,33,34,35		1,121,444	673,739
Prepaid expenses			169,173	151,978
Inventories, net	7		259,846	273,556
Advanced payments and other	6,8,32,33,34		64,886	109,933

Total Current Assets			5,996,628	5,160,242

Non-Current Assets:
Long-term financial instruments	5,32,33,35		937	10,623
Long-term investment securities	8,32,33		828,521	1,207,226
Investments in associates and joint ventures	11		7,404,323	6,896,293
Property and equipment, net	12,34,35		10,374,212	10,371,256
Investment property, net	13		—	15,071
Goodwill	14		1,932,452	1,908,590
Intangible assets, net	15		3,776,354	2,304,784
Long-term loans, net	6,32,33,34		65,476	62,454
Long-term accounts receivable — other	6,32,33,35		149,669	2,420
Long-term prepaid expenses			88,130	76,034
Guarantee deposits	6,32,33,34		298,964	297,281
Long-term derivative financial assets	21,32,33		214,770	166,399
Defined benefit assets	20		30,247	—
Deferred tax assets	29		75,111	17,257
Other non-current assets	6,32,33		61,869	85,457

Total Non-Current Assets			25,301,035	23,421,145

Total Assets		￦	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	16,32,33	￦	2,614	260,000
Current installments of long-term debt, net	16,32,33		888,467	703,087
Current installments of finance lease liabilities	32,33		—	26
Current installments of long-term payables — other	17,32,33		301,773	120,185
Accounts payable — trade	32,33,34		402,445	279,782
Accounts payable — other	32,33,34		1,767,799	1,323,434
Withholdings	32,33,34		964,084	865,327
Accrued expenses	32,33		1,125,816	920,739
Income tax payable	29		474,931	381,794
Unearned revenue			188,403	224,233
Provisions	18		66,227	40,988
Receipts in advance			174,588	136,844
Derivative financial liabilities	21,32,33		86,950	—
Other current liabilities			2	54

Total Current Liabilities			6,444,099	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	16,32,33		6,338,930	6,439,147
Long-term borrowings, excluding current installments	16,32,33		139,716	121,553
Long-term payables — other	17,32,33		1,624,590	581,697
Long-term unearned revenue			2,389	2,842
Defined benefit liabilities	20		70,739	98,856
Long-term derivative financial liabilities	21,32,33		203	89,296
Long-term provisions	18		31,690	29,217
Deferred tax liabilities	29		479,765	538,114
Other non-current liabilities	32,33		49,112	50,076

Total Non-Current Liabilities			8,737,134	7,950,798

Total Liabilities			15,181,233	13,207,291

Shareholders’ Equity
Share capital	1,22		44,639	44,639
Capital surplus (deficit) and others	22,23,24		(198,739)	(209,008)
Hybrid bonds	24		398,518	398,518
Retained earnings	25		15,953,164	15,007,627
Reserves	26		(226,183)	9,303

Equity attributable to owners of the Parent Company			15,971,399	15,251,079
Non-controlling interests			145,031	123,017

Total Shareholders’ Equity			16,116,430	15,374,096

Total Liabilities and Shareholders’ Equity		￦	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016, 2015 and 2014

(In millions of won except for per share data)	Note	2016		2015	2014
Operating revenue and other income:	4,34
Revenue		￦	17,091,816	17,136,734	17,163,798
Other income	27		66,548	30,935	56,471

			17,158,364	17,167,669	17,220,269

Operating expenses:	34
Labor			1,869,763	1,893,745	1,659,777
Commissions			5,376,726	5,206,951	5,692,680
Depreciation and amortization	4		2,941,886	2,845,295	2,714,730
Network interconnection			954,267	957,605	997,319
Leased line			394,412	389,819	399,014
Advertising			438,453	405,005	415,857
Rent			517,305	493,586	460,309
Cost of products that have been resold			1,838,368	1,955,861	1,680,110
Others	27		1,523,766	1,524,377	1,592,647

			15,854,946	15,672,244	15,612,443

Operating profit	4		1,303,418	1,495,425	1,607,826
Finance income	4,28		575,050	103,900	126,337
Finance costs	4,28		(326,830)	(350,100)	(386,673)
Gain relating to investments in subsidiaries, associates and joint ventures, net	1,4,11		544,501	786,140	906,338

Profit (loss) before income tax			2,096,139	2,035,365	2,253,828
Income tax expense	29		436,038	519,480	454,508

Profit for the year		￦	1,660,101	1,515,885	1,799,320

Attributable to :
Owners of the Parent Company		￦	1,675,967	1,518,604	1,801,178
Non-controlling interests			(15,866)	(2,719)	(1,858)
Earnings per share	30
Basic and diluted earnings per share (in won)		￦	23,497	20,988	25,154

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)	Note	2016		2015	2014
Profit for the year		￦	1,660,101	1,515,885	1,799,320
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		(7,524)	(14,489)	(32,942)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	26,28		(223,981)	(3,661)	27,267
Net change in other comprehensive income of investments in associates and joint ventures	11,26		(9,939)	(5,709)	8,187
Net change in unrealized fair value of derivatives	21,26,28		(13,218)	(1,271)	(45,942)
Foreign currency translation differences for foreign operations	26		7,331	26,965	14,944

Other comprehensive income (loss) for the year, net of taxes			(247,331)	1,835	(28,486)

Total comprehensive income		￦	1,412,770	1,517,720	1,770,834

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	1,432,982	1,522,280	1,777,519
Non-controlling interests			(20,212)	(4,560)	(6,685)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	Attributable to owners							Non- controlling interests
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total		Total equity
Balance at January 1, 2014	￦	44,639	(81,010)	398,518	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive income (loss)		—	—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834

Transactions with owners:
Cash dividends		—	—	—	(666,802)	—	(666,802)	(170)	(666,972)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	—	(10,869)	10,534	(335)

		—	(39,510)	—	(683,642)	—	(723,152)	34,031	(689,121)

Balance at December 31, 2014	￦	44,639	(120,520)	398,518	14,188,591	(4,489)	14,506,739	741,531	15,248,270

Balance at January 1, 2015	￦	44,639	(120,520)	398,518	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720

Transactions with owners:
Cash dividends		—	—	—	(668,494)	—	(668,494)	(143)	(668,637)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury shares		—	(490,192)	—	—	—	(490,192)	—	(490,192)
Disposal of treasury shares		—	425,744	—	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	—	(832)	(3,286)	(28,158)	(608,585)	(636,743)

		—	(88,488)	—	(686,166)	(3,286)	(777,940)	(613,954)	(1,391,894)

Balance at December 31, 2015	￦	44,639	(209,008)	398,518	15,007,627	9,303	15,251,079	123,017	15,374,096

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	Attributable to owners
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total	Non- controlling interests	Total equity
Balance at January 1, 2016	￦	44,639	(209,008)	398,518	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Cash dividends		—	—	—	(706,091)	—	(706,091)	(300)	(706,391)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	—	10,269	42,526	52,795

		—	10,269	—	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	￦	44,639	(198,739)	398,518	15,953,164	(226,183)	15,971,399	145,031	16,116,430

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)	2016		2015	2014
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	1,660,101	1,515,885	1,799,320
Adjustments for income and expenses (Note 36)		3,039,561	3,250,143	2,978,995
Changes in assets and liabilities related to operating activities (Note 36)		13,764	(685,734)	(707,333)

Sub-total		4,713,426	4,080,294	4,070,982
Interest received		44,602	43,400	56,706
Dividends received		98,267	62,973	13,048
Interest paid		(245,236)	(275,796)	(280,847)
Income tax paid		(367,891)	(132,742)	(182,504)

Net cash provided by operating activities		4,243,168	3,778,129	3,677,385

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		222,322	—	5,627
Decrease in short-term investment securities, net		—	105,158	—
Collection of short-term loans		238,980	398,308	207,439
Decrease in long-term financial instruments		28	7,424	2,535
Proceeds from disposals of long-term investment securities		555,519	149,310	65,287
Proceeds from disposals of investments in associates and joint ventures		66,852	185,094	7,333
Proceeds from disposals of property and equipment		22,549	36,586	25,143
Proceeds from disposals of intangible assets		16,532	3,769	10,917
Proceeds from disposals of assets held for sale		—	1,009	3,667
Collection of long-term loans		1,960	2,132	4,454
Decrease in deposits		14,894	14,635	8,891
Proceeds from disposals of other non-current assets		728	607	94
Proceeds from disposals of subsidiaries		—	155	—
Increase in cash due to acquisition of subsidiaries		—	10,355	—
Receipt of government grants		300	—	—

Sub-total		1,140,664	914,542	341,387
Cash outflows for investing activities:
Increase in short-term financial instruments, net		—	(385,612)	—
Increase in short-term investment securities, net		(6,334)	—	(174,209)
Increase in short-term loans		(239,303)	(370,378)	(202,501)
Increase in long-term loans		(32,287)	(16,701)	(4,341)
Increase in long-term financial instruments		(342)	(10,008)	(2,522)
Acquisitions of long-term investment securities		(30,949)	(312,261)	(41,305)
Acquisitions of investments in associates and joint ventures		(130,388)	(65,080)	(60,020)
Acquisitions of property and equipment		(2,490,455)	(2,478,778)	(3,008,026)
Acquisitions of intangible assets		(635,387)	(127,948)	(130,667)
Cash held by disposal group classified as held for sale		—	—	(552)
Increase in deposits		(12,943)	(12,536)	(6,903)
Increase in other non-current assets		(763)	(2,542)	(18,233)
Acquisitions of businesses, net of cash acquired		(4,498)	(13,197)	(124,486)
Acquisitions of subsidiaries, net of cash acquired		(19,223)	—	(250,787)

Sub-total		(3,602,872)	(3,795,041)	(4,024,552)

Net cash used in investing activities	￦	(2,462,208)	(2,880,499)	(3,683,165)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)	2016		2015	2014
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	—	—	102,868
Proceeds from issuance of debentures		776,727	1,375,031	1,255,468
Proceeds from long-term borrowings		49,000	—	62,552
Cash inflows from settlement of derivatives		251	175	200
Cash received from transfer of interests in subsidiaries to non-controlling interests		35,646	—	—

Sub-total		861,624	1,375,206	1,421,088
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(257,386)	(106,600)	—
Repayments of long-term account payables-other		(122,723)	(191,436)	(207,791)
Repayments of debentures		(770,000)	(620,000)	(1,039,938)
Repayments of long-term borrowings		(33,387)	(21,924)	(23,284)
Cash outflows from settlement of derivatives		—	(655)	(6,444)
Payments of finance lease liabilities		(26)	(3,206)	(19,388)
Payments of dividends		(706,091)	(668,494)	(666,802)
Payments of interest on hybrid bonds		(16,840)	(16,840)	(16,840)
Acquisitions of treasury shares		—	(490,192)	—
Acquisitions of additional interests in subsidiaries		—	(220,442)	—

Sub-total		(1,906,453)	(2,339,789)	(1,980,487)

Net cash used in financing activities		(1,044,829)	(964,583)	(559,399)

Net increase (decrease) in cash and cash equivalents		736,131	(66,953)	(565,179)
Cash and cash equivalents at beginning of the year		768,922	834,429	1,398,639
Effects of exchange rate changes on cash and cash equivalents		189	1,446	969

Cash and cash equivalents at end of the year	￦	1,505,242	768,922	834,429

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority shareholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2016 and 2015 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	85.9	83.5
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	64.5	64.5
	SK Broadband Co., Ltd.(*4)	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*5)	Korea	Telecommunication service	98.1	100.0
	IRIVER LIMITED (*6)	Korea	Manufacturing digital audio players and other portable media devices	48.9	49.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication services	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.(*7)	Korea	System software development and supply	100.0	—
	One Store Co., Ltd.(*7)	Korea	Telecommunication services	65.5	—
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	Commerce Planet Co., Ltd.(*7)	Korea	Online shopping mall operation agency	—	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*8)	USA	Investment	100.0	95.2
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*7)	India	Electronic commerce platform service	99.0	—
	11street (Thailand) Co., Ltd.(*7)	Thailand	Electronic commerce	100.0	—
	Hello Nature Ltd.(*7)	Korea	Retail of agro-fisheries and livestock	100.0	—
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver America Inc.(*7)	USA	Marketing and sales in North America	—	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
	iriver China Co., Ltd.	China	Sales and manufacturing MP3 and 4 players	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	Korea	Security and maintenance services	100.0	83.9
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Fitech Focus Limited Partnership II(*7)	Korea	Capital investing in startups	—	66.7
	Open Innovation Fund(*7)	Korea	Capital investing in startups	—	98.9
Others(*9)	Stonebridge Cinema Fund	Korea	Capital investing in startups	55.2	55.2
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*10)	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	During the year ended December 31, 2016, the Parent Company acquired 219,967 shares of SK Telink Co., Ltd., a subsidiary of the Parent Company, in return for the transfer of Parent Company’s owned shares of Neosnetworks Co., Ltd., a subsidiary of the Parent Company, to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by the non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦ 2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co., Ltd. approved the sale of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ￦500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Parent Company announced the revocation of share purchase agreement with CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello Vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*5)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.

(*6)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*7)	Changes in subsidiaries are explained in Note 1-(4).

(*8)	During the year ended December 31, 2016, the Group acquired all of the non-controlling interests in shopkick Management Company, Inc.

(*9)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.

(*10)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

(3)    Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	440,956	122,741	318,215	406,930	61,585
M&Service Co., Ltd.		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.

(*2)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)	As of December 31, 2015				2015
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
SERVICEACE Co., Ltd.		65,424	34,240	31,184	206,338	2,778
SERVICE TOP Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
	As of December 31, 2014				2014
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		78,826	36,817	42,009	133,789	7,458
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
SERVICEACE Co., Ltd.		66,336	37,770	28,566	207,427	3,570
SERVICE TOP Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
IRIVER LIMITED(*)		61,945	14,392	47,553	53,192	2,345
SKP America LLC.		297,981	67	297,914	—	(2,370)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co., Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.

One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.

Planet11 E-commerce Solutions India Pvt. Ltd.	Acquired by SK Planet Co., Ltd.

11street (Thailand) Co., Ltd.	Established by SKP GLOBAL HOLDINGS PTE. LTD.

Hello Nature Ltd.	Acquired by SK Planet Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
Commerce Planet Co., Ltd	Merged into SK Planet Co., Ltd.

Fitech Focus Limited Partnership II	Liquidated during the year ended December 31, 2016.

Open Innovation Fund	Liquidated during the year ended December 31, 2016.

iriver America Inc.	Liquidated during the year ended December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(5)    The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016, 2015 and 2014 are as follows. There were no dividends paid during the years ended December 31, 2016, 2015 and 2014 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	￦	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	￦	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772
Net cash used in operating activities		(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

(In millions of won)
SK Communications Co., Ltd.
Ownership of non-controlling interests (%)	35.46

As of December 31, 2015
Current assets	￦ 95,662
Non-current assets	56,834
Current liabilities	(33,306)
Non-current liabilities	(1,708)
Net assets	117,482
Carrying amount of non-controlling interests	41,659

2015
Revenue	￦ 80,147
Loss for the period	14,826
Total comprehensive loss	16,698
Loss attributable to non-controlling interests	5,254
Net cash used in operating activities	(2,706)
Net cash provided by investing activities	8,723
Net cash provided by financing activities	—
Net increase in cash and cash equivalents	6,017

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		35.46	49.44

	As of December 31, 2014
Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638

	2014
Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182
Net cash provided by (used in) operating activities		(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

(*)	On March 20, 2015, the Board of Directors of the Parent Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Parent Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Parent Company.

2.	Basis of Presentation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2017.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities (assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(3)    Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

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

1)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 3 for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

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

3)    Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

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

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 33.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group’s chief operating decision maker receives and reviews operating income based on Korean IFRS as the measure of segment profit and loss for each operating segment. Segment operating income differs from consolidated operating income used in the Group’s consolidated statements of income. Segment operating income does not include certain items such as fee revenues, gain/loss from disposal of property, plant, equipment and intangible assets, impairment losses on property, plant, equipment and intangible assets, donations, bad debt expense and penalties. The chief operating decision maker does not receive any information about segment assets and liabilities.

(2)    Basis of consolidation

(i)    Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on International Accounting Standards (“IAS”) 32 and 39.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(ii)    Non-controlling interests

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

(v)    Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

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

(vii)    Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial assets with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(4)    Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

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

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

(i)    Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)    Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

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

(iv)    Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(vi)    Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)    Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)    Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

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

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)    Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

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

(iii)    Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)    Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	4 ~ 10

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)    Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)    Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are determined to have indefinite useful lives as there is no foreseeable limit to the period over which they are expected to be available for use and therefore not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

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

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

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

(i)    Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

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

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

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

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired.

(ii)    Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)    Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(15)    Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS 36, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)    Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)    Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

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

(ii)    Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

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

(iv)    Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)    Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

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

For the years ended December 31, 2016, 2015 and 2014

A provision is used only for expenditures for which the provision was originally recognized.

(19)    Transactions in foreign currencies

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

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments which are recognized in OCI.

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

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

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

(20)    Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair value of each unit.

(i)    Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic and long distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

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

(23)    Operating profit

Operating profit is the result generated from the continuing principal revenue producing activities of the Group as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity accounted investees and income taxes.

(24)    Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

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

(ii)    Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

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

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26)    Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(27)    Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these financial statements.

1)    IFRS 9, Financial Instruments

IFRS 9, published in July 2014 which will replace the IAS 39, Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply IFRS 9 in the period beginning on January 1, 2018.

Adoption of IFRS 9 will generally be applied retrospectively, except for the following:

•	exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•

Prospective application of new hedge accounting except for those specified in IFRS 9 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

Key features of IFRS 9 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of IFRS 9, the Group needs to assess the financial impact of adopting IFRS 9, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting IFRS 9 on the Group’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of IFRS 9 by December 31, 2017. Qualitative impacts on consolidated financial statements upon adoption of IFRS 9 are as follows:

i)    Classification and measurement of financial assets

Classification of financial assets under IFRS 9 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows:

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)	FVTPL-measured at fair value(*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value(*1)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

As new classification requirements for financial assets under IFRS 9 are more stringent than requirements under IAS 39, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2016, the Group’s financial assets consist of ￦5,937,507 million of loans and receivables, ￦935,885 million of available-for-sale financial assets, and ￦7,368 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under IFRS 9 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ￦5,937,507 million of loans and receivables measured at amortized cost.

A financial asset is measured at FVOCI under IFRS 9 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ￦6,755 million of debt instruments classified as available-for-sale financial assets.

Under IFRS 9, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Group has ￦929,130 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ￦296,027 million is recycled from OCI to profit or loss during the year ended December 31, 2016.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Group has no debt and equity instruments designated as FVTPL using the fair value option.

ii)    Classification and measurement of financial liabilities

Under IFRS 9, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of IFRS 9 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2016, the Group’s total financial liability amounts to ￦12,702,059 million, among which the financial liabilities designated as FVTPL using fair value option amount to ￦59,600 million. Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ￦4,018 million was recognized as loss during the year ended December 31, 2016.

iii)    Impairment: financial assets and contract assets

The current impairment requirements under IAS 39 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, IFRS 9 replaces the incurred loss model in IAS 39 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under IFRS 9, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of IAS 39.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition(*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under IFRS 15, Revenue from Contracts with Customers (see note 3 (27) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under IFRS 15, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.

(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

IFRS 9 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Group has ￦5,937,507 million of carrying amount of debt instrument financial assets measured at amortized cost and ￦369,332 million as loss allowances for these assets.

iv)    Hedge accounting

IFRS 9 maintains the mechanics of hedge accounting from those in IAS 39. However, IFRS 9 replaces existing rule-based requirements under IAS 39 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under IFRS 9, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in IFRS 9, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under IAS 39 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group recognized the total amount of ￦2,782,026 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ￦96,418 million was recognized in OCI for the year ended December 31, 2016.

Upon initial application of IFRS 9, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under IAS 39 instead of the requirements in IFRS 9. The Group is still in the process of evaluating whether to make such accounting policy election upon adoption date.

2)    IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, published in May 2014 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts, SIC 31, Revenue: Barter Transactions Involving Advertising Services, International Financial Reporting Interpretations Committee (“IFRIC”) 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, and IFRIC 18, Transfers of Assets from Customers. The Group plans to adopt IFRS 15 on January 1, 2018. In accordance with the requirements

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and the transition guidance in IFRS 15, the Group is considering to adopt IFRS 15 using the retrospective approach. However, the Group has not yet decided whether to apply the practical expedient and which method to use in applying the practical expedient.

IAS 18 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, IFRS 15 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2016, the Group has not yet changed its accounting process and internal controls related to revenue recognition.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of IFRS 15 by December 31, 2017. The impact of accounting changes on its consolidated financial statements that may arise from the adoption of IFRS 15 is expected to include the following:

i) Identification of the separate performance obligations in the contract

A substantial portion of the Group’s revenues are generated from provision of wireless telecommunications services. IFRS 15 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under IFRS 15 may be different from those under IAS 18 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii) Allocate the transaction price to the separate performance obligations

In accordance with IFRS 15, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii) Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Group’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under IFRS 15, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

3)    IFRS 16, Leases

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17, Leases. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. As of December 31, 2016, management is in the process of evaluating the impact of applying IFRS 16 on its financial position and results of operations.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others. In 2016, the Group separately reported information about the e-commerce services operating segment as a reportable segment due to the significance of its reported segment results. Information for e-commerce services segment for 2015 and 2014, which was previously included in “other” segment, has been recasted to separately present e-commerce services segment information.

(1) Segment information for the years ended December 31, 2016, 2015 and 2014 is as follows:

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	(232,326)	1,303,418
Gain relating to investments in subsidiaries, associates and joint ventures, net								544,501
Finance income								575,050
Finance costs								(326,830)

Profit before income tax								2,096,139

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	2015
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,962,689	3,162,712	1,703,278	410,265	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	643,299	97,361	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,059,979	312,904	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	112,537	26,833	2,845,295	—	2,845,295
Operating profit (loss)		1,678,339	108,252	(6,740)	(71,845)	1,708,006	(212,581)	1,495,425
Gain relating to investments in subsidiaries, associates and joint ventures, net								786,140
Finance income								103,900
Finance costs								(350,100)

Profit before income tax								2,035,365

(In millions of won)	2014
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	15,248,039	3,119,845	1,577,000	307,784	20,252,668	(3,088,870)	17,163,798
Inter-segment revenue		1,720,158	669,925	604,968	93,819	3,088,870	(3,088,870)	—
External revenue		13,527,881	2,449,920	972,032	213,965	17,163,798	—	17,163,798
Depreciation and amortization		2,113,510	501,623	79,650	19,947	2,714,730	—	2,714,730
Operating profit (loss)		1,754,433	80,423	9,817	(19,568)	1,825,105	(217,279)	1,607,826
Gain relating to investments in subsidiaries, associates and joint ventures, net								906,338
Finance income								126,337
Finance costs								(386,673)

Profit before income tax								2,253,828

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(2)	Reconciliation of total segment operating income to consolidated operating profit from continuing operations for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)	2016		2015	2014
Total segment operating income	￦	1,535,744	1,708,006	1,825,105
Other operating income:
Fees revenues		573	—	8,199
Gain on disposal of property and equipment and intangible assets		6,908	7,140	8,792
Others(*1)		59,067	23,795	39,480

		66,548	30,935	56,471
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(24,506)	(35,845)	(47,489)
Loss on disposal of property and equipment and intangible assets		(63,797)	(21,392)	(32,950)
Donations		(96,633)	(72,454)	(67,823)
Bad debt for accounts receivable — other		(40,312)	(15,323)	(17,943)
Others(*2)		(73,626)	(98,502)	(107,545)

		(298,874)	(243,516)	(273,750)

Consolidated operating profit from continuing operations	￦	1,303,418	1,495,425	1,607,826

(*1)	Others for the year ended December 31, 2016 include ￦0.9 billion and ￦25 billion of V.A.T refund and penalty refund, respectively, and Others for the years ended December 31, 2015 and 2014 include V.A.T refund of ￦2.1 billion and ￦8.1 billion, respectively.

(*2)	Others for the years ended December 31, 2016, 2015 and 2014 include ￦7.6 billion, ￦29.5 billion and ￦54.7 billion of penalties, respectively, and various other expenses with inconsequential amounts.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2016, 2015 and 2014 amounts to ￦16,940 billion, ￦17,083 billion and ￦17,073 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2016, 2015 and 2014 amount to ￦15,949 billion, ￦14,474 billion and ￦14,817 billion, and non-current assets outside of Korea amount to ￦286 billion, ￦287 billion and ￦278 billion, respectively.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2016, 2015 and 2014.

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(3)	The Group’s operating revenue by service type is as follows:

(In millions of won)
	2016		2015	2014
Cellular revenue:
Wireless service(*1)	￦	10,582,963	10,720,518	11,010,639
Cellular interconnection		614,446	710,026	817,038
Wireless device sales		922,449	963,354	761,629
Miscellaneous(*2)		885,051	875,380	938,575

		13,004,909	13,269,278	13,527,881

Fixed-line telecommunication services revenue:
Fixed line telephone service		357,754	420,611	467,333
Fixed line interconnection		134,089	57,130	57,401
Broadband internet service and advanced media platform service		1,472,776	1,308,789	1,152,708
International calling service		95,986	99,106	111,983
Miscellaneous(*3)		590,588	608,937	660,495

		2,651,193	2,494,573	2,449,920

E-commerce services revenue(*4)		1,001,316	1,059,979	972,032

Other revenue:
Portal service(*5)		54,177	71,812	80,265
Miscellaneous(*6)		380,221	241,092	133,700

		434,398	312,904	213,965

Consolidated operating revenue	￦	17,091,816	17,136,734	17,163,798

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees.

(*2)	Miscellaneous cellular services revenue includes revenue from IoT solutions platform services as well as other miscellaneous cellular services.

(*3)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink.

(*4)	E-commerce service revenue includes revenue from 11st, an online open marketplace platform, and O2O commerce solutions.

(*5)	Portal service revenue includes revenues from Nate, and online portal service operated by SK Communications, and Cyworld, a social networking service formerly operated by SK Communications. In March 2014, the Cyworld business was spun-off into an unaffiliated company.

(*6)	Miscellaneous other revenue includes revenues from hardware business, security business operated by one of the Group’s subsidiaries, Neosnetworks, and an online open marketplace for mobile applications among other operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2016 and 2015 are summarized as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term financial instruments(*)	￦	90,278	82,469
Long-term financial instruments(*)		937	10,596

	￦	91,215	93,065

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2016, the funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable — other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable — other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable — trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	￦	4,331,892	(369,332)	3,962,560

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable — other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable — other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable — trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	￦	3,836,529	(344,016)	3,492,513

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	344,016	328,191
Bad debt expense		78,132	75,773
Write-offs		(79,891)	(87,798)
Other		27,075	27,850

Balance at December 31	￦	369,332	344,016

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
Neither overdue nor impaired	￦	1,715,966	1,617,349	1,841,442	1,053,096
Overdue but not impaired		41,613	5,663	77,008	5,155
Impaired		745,560	205,741	711,155	148,673

		2,503,139	1,828,753	2,629,605	1,206,924
Allowances for doubtful accounts		(241,828)	(127,504)	(239,495)	(104,521)

	￦	2,261,311	1,701,249	2,390,110	1,102,403

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable — trade		Other receivables	Accounts receivable — trade	Other receivables
Less than 1 month	￦	11,543	2,838	20,908	2,770
1 ~ 3 months		9,144	140	21,941	924
3 ~ 6 months		4,643	1	7,043	265
More than 6 months		16,283	2,684	27,116	1,196

	￦	41,613	5,663	77,008	5,155

7.	Inventories

Details of inventories as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016				December 31, 2015
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	￦	232,871	(6,913)	225,958	247,294	(5,064)	242,230
Finished goods		1,931	(363)	1,568	3,530	(179)	3,351
Work-in-process		2,895	(347)	2,548	1,976	(149)	1,827
Raw materials and supplies		31,141	(1,369)	29,772	27,296	(1,148)	26,148

	￦	268,838	(8,992)	259,846	280,096	(6,540)	273,556

The amount of the inventory write-downs charged to the consolidated statement of income and write-off of inventories are as follows:

(In millions of won)
	2016		2015	2014
Charged to cost of products that have been resold	￦	3,751	1,983	2,052
Write-off upon sale		(1,299)	(2,095)	(1,326)

There are no significant reversals of inventory write-downs for the periods presented.

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Beneficiary certificates(*)	￦	107,364	92,262

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2016 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(2) Details of long-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*1)	￦	526,363	897,958
Unlisted equity securities(*2)		95,300	96,899
Equity investments(*2)		200,103	207,916

		821,766	1,202,773
Debt securities:
Investment bonds		6,755	4,453

	￦	828,521	1,207,226

(*1)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ￦218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ￦314,745 million.

The Group recognized gain on disposal amounting to ￦138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ￦305,110 million of cash during the year ended December 31, 2016.

(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.

9.	Business Combination

(1)	2015

1)	General information

On April 1, 2015, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, acquired an unmanned machine security business of Joeun Safe Co., Ltd., which provides security and maintenance services, in order to expand infrastructure and enhance competitiveness of its security business.

The Group recognized the acquired assets and liabilities at fair value and the difference between the consideration and fair value of net assets as goodwill.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

2)	Considerations paid and identifiable assets acquired and liabilities assumed

Considerations paid and assets in succession recognized at the acquisition date are as follows:

(In millions of won)
	2015
Considerations paid and liabilities assumed:
Cash and cash equivalents	￦	13,197
Accounts payable — other		1,858

	￦	15,055

Assets acquired:
Property and equipment	￦	3,208
Intangible assets		8,486
Other assets		1,603

	￦	13,297

10.	Business Combinations under Common Control

(1)	2016

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company as contribution in kind. Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd. As this transaction is a business combination under common control, SK Telink Co., Ltd. recognized the book value of the assets and liabilities of Neosnetworks Co., Ltd. in its financial statements. There’s no effect on the assets and liabilities of the consolidated financial statements.

(2)	2015

During the year ended December 31, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Parent Company, was spun off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd., a subsidiary of the Parent Company. There is no impact on the consolidated financial statements as it is a business combination under common control.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016			December 31, 2015
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	￦	46,354	9.6	￦	43,814
Korea IT Fund(*2)	Korea	63.3		263,850	63.3		260,456
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		265,798	15.0		254,177
Candle Media Co., Ltd.(*3)	Korea	—		—	35.1		20,144
NanoEnTek, Inc.	Korea	28.5		39,514	28.6		45,008
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		74,717	21.0		86,324
SK Technology Innovation Company	Cayman Islands	49.0		47,488	49.0		45,891
HappyNarae Co., Ltd.	Korea	42.5		17,236	42.5		17,095
SK hynix Inc.	Korea	20.1		6,132,122	20.1		5,624,493
SK MENA Investment B.V.	Netherlands	32.1		15,451	32.1		14,929
SKY Property Mgmt. Ltd.	Virgin Island	33.0		263,225	33.0		251,166
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,880	49.0		25,767
Daehan Kanggun BcN Co., Ltd. and others	—	—		127,174	—		161,058

Sub-total				7,318,809			6,850,322

Investments in joint ventures:
Dogus Planet, Inc.(*4,5)	Turkey	50.0		20,081	50.0		15,118
PT. Melon Indonesia(*3,5)	Indonesia	—		—	49.0		4,339
Celcom Planet(*2,4,5)	Malaysia	51.0		2,851	51.0		3,406
PT XL Planet Digital(*4,5)	Indonesia	50.0		27,512	50.0		23,108
Finnq Co. Ltd.(*6)	Korea	49.0		24,174	—		—
12CM GLOBAL PTE. LTD.(*7)	Singapore	62.7		10,896	—		—

Sub-total				85,514			45,971

			￦	7,404,323		￦	6,896,293

(*1)	These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*2)	Classified as investment in associates or joint ventures as the Group does not have control over investments under the contractual agreement.

(*3)	These investments were disposed during the year ended December 31, 2016.

(*4)	The carrying amount has increased due to additional investment during the year ended December 31, 2016. There was no change in ownership percentage as a result of this additional investment.

(*5)	The ownership interest is owned by SK Planet Co., Ltd.

(*6)	Investment in Finnq Co. Ltd., a company newly established and changed its name from HanaSK Fintech Co., Ltd. to Finnq Co. Ltd., during the year ended December 31, 2016, was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(*7)	The Group acquired 62.7% of equity interests in 12CM GLOBAL PTE. LTD. during the year ended December 31, 2016. Investment in 12CM GLOBAL PTE. LTD. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.

(2)	The market price of investments in listed associates as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
Candle Media Co., Ltd.	￦	—	—	—	1,170	21,620,360	25,296
NanoEnTek, Inc.		5,020	6,960,445	34,941	7,300	6,960,445	50,811
SK hynix Inc.		44,700	146,100,000	6,530,670	30,750	146,100,000	4,492,575

(3)	The financial information of significant associates as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.
	As of December 31, 2016
Current assets	￦	9,838,982	6,868,387
Non-current assets		22,377,044	239,758
Current liabilities		4,160,849	1,219,327
Non-current liabilities		4,031,647	4,476,979

	2016
Revenue		17,197,975	1,413,077
Profit for the year		2,960,483	75,595
Other comprehensive income (loss)		28,844	(154)
Total comprehensive income		2,989,327	75,441

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.
	As of December 31, 2015
Current assets	￦	9,760,030	6,228,076
Non-current assets		19,917,876	509,579
Current liabilities		4,840,698	1,103,873
Non-current liabilities		3,449,505	4,297,289

	2015
Revenue		18,797,998	1,472,830
Profit for the year		4,323,595	10,119
Other comprehensive income (loss)		40,215	(547)
Total comprehensive income		4,363,810	9,572

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.
	2014
Revenue	￦	17,125,566	305,756
Profit for the year		4,195,169	(11,196)
Other comprehensive income (loss)		(52,360)	(734)
Total comprehensive income (loss)		4,142,809	(11,930)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(4)	The condensed financial information of joint ventures as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Celcom Planet	Finnq Co. Ltd.	12CM GLOBAL PTE. LTD.
	As of December 31, 2016
Current assets	￦	46,433	20,077	13,445	48,699	12,061
Cash and cash equivalents		45,839	14,985	11,771	48,408	12,061
Non-current assets		20,218	50,765	7,341	673	727
Current liabilities		26,417	14,513	15,196	138	725
Accounts payable, other payables and provision		1,971	10,306	9,406	15	—
Non-current liabilities		72	1,305	—	784	—

	2016
Revenue		53,864	9,492	6,511	—	—
Depreciation and amortization		(5,299)	(940)	(2,150)	(12)	—
Interest income		394	267	134	182	—
Interest expense		(2,139)	—	—	—	—
Income tax benefit		—	51	—	—	—
Loss for the period		(22,017)	(49,438)	(41,742)	(829)	(22)
Total comprehensive loss		(22,017)	(49,438)	(41,742)	(829)	(22)

(In millions of won)
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
	As of December 31, 2015
Current assets	￦	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—

	2015
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Income tax benefit		—	—	7,025	—
Profit (Loss) for the year		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive income (loss)		(32,713)	1,853	(21,381)	(25,881)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
	2014
Revenue	￦	16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax benefit		—	—	—	5,334	—
Profit (loss) for the year		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total shares outstanding.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xinan Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(14,659)	(13,325)	754	(6,972)	318	127,174

Sub-total		6,850,322	(33,519)	593,263	(5,471)	(6,972)	(78,814)	7,318,809

Investments in joint ventures:
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
Celcom Planet		3,406	20,734	(21,289)	—	—	—	2,851
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co. Ltd		—	24,580	(406)	—	—	—	24,174
12CM GLOBAL PTE. LTD.		—	10,896	—	—	—	—	10,896

Sub-total		45,971	100,567	(56,504)	(4,520)	—	—	85,514

Total	￦	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.

(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ￦11,634 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	2015
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)	—	(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures:
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	￦	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2016 are as follows:

(In millions of won)
	Unrecognized loss(profit)			Unrecognized change in equity
	Year ended December 31, 2016		Cumulative loss	Year ended December 31, 2016	Cumulative loss
Wave City Development Co., Ltd.	￦	(1,248)	3,290	—	—
Daehan Kanggun BcN Co., Ltd. and others		4,281	10,791	—	365

	￦	3,033	14,081	—	365

12.	Property and Equipment

(1)	Property and equipment as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	￦	35,339,956	(24,963,296)	(2,448)	10,374,212

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	￦	33,762,796	(23,389,021)	(2,519)	10,371,256

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassification(*)	Depreciation	Impairment	Ending balance
Land	￦	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	￦	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassifi- cation	Depreciation	Impairment	Business combination	Change of consolidation scope	Ending balance
Land	￦	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	￦	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

13.	Investment Property

(1)	There are no investment property as of December 31, 2016. Investment property as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	￦	18,165	(3,094)	15,071

(2)	Changes in investment properties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Reclassification(*)	Depreciation	Ending balance
Land	￦	10,634	(10,634)	—	—
Buildings		4,437	(4,334)	(103)	—

	￦	15,071	(14,968)	(103)	—

(*)	Includes reclassification to property and equipment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	2015
	Beginning balance		Reclassification	Depreciation	Ending balance
Land	￦	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	￦	14,997	314	(240)	15,071

(3)	Fair value of investment properties as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Carrying amount		Fair value
Land	￦	10,634	6,009
Buildings		4,437	4,261

	￦	15,071	10,270

The fair value of investment properties was determined on the comparative market analysis by an independent appraisal company.

(4)	Income and expenses from investment property for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Rent revenue	￦	386	850	896
Operating expense		(114)	(240)	(239)

14.	Goodwill

(1)	Goodwill as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		267,773	243,911

	￦	1,932,452	1,908,590

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and

•	other goodwill: other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

rate of 0.3% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(2)	Details of the changes in goodwill for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	￦	1,908,590	1,917,595
Acquisition		19,974	1,758
Impairment loss		—	(19,245)
Other		3,888	8,482

	￦	1,932,452	1,908,590

Accumulated impairment losses as of December 31, 2016 and 2015 are ￦17,269 million.

15.	Intangible Assets

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	￦	8,812,457	(4,993,784)	(42,319)	3,776,354

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	3,033,879	(1,930,362)	—	1,103,517
Land usage rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Club memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	￦	6,802,861	(4,462,962)	(35,115)	2,304,784

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassifi- cation(*2)	Amortization	Impairment(*3)	Business combination	Ending balance
Frequency usage rights(*1)	￦	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	￦	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ￦1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ￦568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.

(*2)	Includes reclassification from advance payments and property and equipment.

(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ￦21,523 million as impairment loss for the year ended December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassifi- cation	Amortization	Impairment(*)	Business combination	Change of consolidation scope	Ending balance
Frequency usage rights	￦	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land usage rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Club memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	￦	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ￦9,299 million as impairment loss for the year ended December 31, 2015.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
Research and development costs expensed as incurred	￦	344,787	315,790	390,943

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2016 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	182,448	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		628,100	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		5,306	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,214,190	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		550,784	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	2,580,828

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

16.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2016		December 31, 2015
Commercial Papers	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	￦	—	220,000
Short-term borrowings	Woori Bank	2.88		2,614	40,000

			￦	2,614	260,000

(2)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2016		December 31, 2015
Kookmin Bank	1.98	Jun. 15, 2016	￦	—	1,625
Shinhan Bank	6M bank debenture rate+1.58	Apr. 30, 2016		—	10,000
Kookmin Bank	1.29	Mar. 15, 2017		500	2,498
Kookmin Bank	1.29	Mar. 15, 2018		3,583	6,450
Korea Development Bank(*1)	3.32	Jul. 30, 2019		35,750	39,000
Korea Development Bank(*1)	2.94	Jul. 30, 2019		9,167	10,000
Korea Development Bank	2.32	Dec. 20, 2021		49,000	—
Export Kreditnamnden(*2,3)	1.70	Apr. 29, 2022		76,493	87,685
				(USD 63,296)	(USD 74,817)

Sub-total				174,493	157,258
Less present value discount				(1,586)	(2,124)

				172,907	155,134
Less current installments				(33,191)	(33,581)

			￦	139,716	121,553

(*1)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings.

(*2)	Prior to 2015, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

(*3)	Convenient translation was provided for the borrowings repayable in foreign currencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(3)	Debentures as of December 31, 2016 and 2015 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	￦	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		—	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,600	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and	2022	2.40		100,000	100,000
Unsecured private bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*1,2)		2030	3.40		—	50,485
Unsecured private bonds	Operating and	2018	2.07		80,000	80,000
Unsecured private bonds	refinancing fund	2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*1,2)		2030	3.10		—	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—
Unsecured private bonds(*3)		2017	4.28		100,000	100,000
Unsecured private bonds(*3)		2017	3.27		120,000	120,000
Unsecured private bonds(*3)		2016	3.05		—	80,000
Unsecured private bonds(*3)		2019	3.49		210,000	210,000
Unsecured private bonds(*3)		2019	2.76		130,000	130,000
Unsecured private bonds(*3)		2018	2.23		50,000	50,000
Unsecured private bonds(*3)		2020	2.49		160,000	160,000
Unsecured private bonds(*3)		2020	2.43		140,000	140,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds(*3)		2020	2.18		130,000	130,000
Unsecured private bonds(*3)		2019	1.58		50,000	—
Unsecured private bonds(*3)	Operating and	2021	1.77		120,000	—
	Refinancing fund
Unsecured private bonds(*4)	Operating fund	2016	3.24		—	10,000
Unsecured private bonds(*4)		2017	3.48		20,000	20,000
Unsecured global bonds		2027	6.63		483,400	468,800
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		354,399	355,617
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		845,950	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		261,615	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*5)		2020	3M Libor + 0.88		362,550	351,600
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*3)		2018	2.88		362,550	351,600
					(USD 300,000)	(USD 300,000)

Sub-total					7,220,064	7,139,651
Less discounts on bonds					(25,858)	(30,998)

					7,194,206	7,108,653
Less current installments of bonds					(855,276)	(669,506)

				￦	6,338,930	6,439,147

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ￦9,600 million as of December 31, 2016.

(*2)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ￦100,000 million and ￦101,009 million, respectively. The bonds were early redeemed during the year ended December 31, 2016.

(*3)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*4)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.

(*5)	As of December 31, 2016, 3M LIBOR rate is 1.00%.

(*6)	Convenient translation was provided for the bonds repayable in other foreign currencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

17.	Long-term Payables — Other

(1)	Long-term payables — other as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Payables related to acquisition of frequency usage rights	￦	1,602,943	550,964
Other(*)		21,647	30,733

	￦	1,624,590	581,697

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2016 and 2015, details of long-term payables — other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 15):

(In millions of won)
	December 31, 2016		December 31, 2015
Long-term payables — other	￦	2,013,122	709,888
Present value discount on long-term payables — other		(108,406)	(38,739)

		1,904,716	671,149
Less current installments of long-term payables — other		(301,773)	(120,185)

Carrying amount at December 31	￦	1,602,943	550,964

(3)	The repayment schedule of the principal amount of long-term payables — other related to acquisition of frequency usage rights as of December 31, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		605,734
More than 5 years		498,787

	￦	2,013,122

18.	Provisions

(1)	Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy(*1)	￦	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration(*2)		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance(*3)		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	￦	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	For the year ended December 31, 2015								As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolida- tion scope	Ending balance	Current	Non-current
Provision for installment of handset subsidy(*1)	￦	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration(*2)		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance(*3)		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	￦	87,088	11,896	(6,649)	(23,671)	1,812	(271)	70,205	40,988	29,217

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis. The amount recognized as a provision for handset subsidies is the Group’s best estimate of the expenditure required to settle the current obligations to the relevant subscribers at the end of the reporting period, which is the present value of estimated handset subsidies to be granted over the relevant service periods, taking into account the customer retention rate for the relevant subscribers. The discount rate used in calculating the present values is based on AAA-rated corporate bonds with a two-year maturity. The customer retention rate is based on the Group’s historical retention rate.

(*2)	In the course of the Group’s activities, base station and other assets are installed on leased premises which are expected to have costs associated with restoring the premises to their original conditions where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of the termination of lease contracts to which the assets relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future cash outflows are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipment and subsequently expenses them using the straight-line method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(*3)	The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(2)	The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on cost of demolition and inflation with an assumption of demolishing the relevant assets after six years

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

19.	Lease

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2016 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	￦	35,684	1,882
1~5 years		70,766	896
More than 5 years		17,075	224

	￦	123,525	3,002

20.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of defined benefit obligations	￦	595,667	525,269
Fair value of plan assets		(555,175)	(426,413)

Defined benefit assets(*)		(30,247)	—

Defined benefit liabilities		70,739	98,856

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Discount rate for defined benefit obligations	1.90~2.96%	1.90~2.93%
Expected rate of salary increase	2.49~6.09%	2.51~7.04%

Discount rate for defined benefit obligation is determined based on yield rate of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(3)	Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	￦	525,269	437,844
Current service cost		114,528	106,764
Interest cost		13,441	12,292
Remeasurement
- Demographic assumption		677	732
- Financial assumption		(2,462)	5,900
- Adjustment based on experience		6,229	15,100
Benefit paid		(55,350)	(58,513)
Others		(6,665)	5,150

Ending balance	￦	595,667	525,269

(4)	Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	￦	426,413	346,257
Interest income		9,826	9,035
Remeasurement		(6,320)	3,146
Contributions		159,687	115,640
Benefit paid		(34,247)	(47,809)
Others		(184)	144

Ending balance	￦	555,175	426,413

The Group expects to make a contribution of ￦121,727 million to the defined benefit plans in 2017.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the consolidated statement of income) and capitalized into construction-in-progress for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Current service cost	￦	114,528	106,764	109,625
Net interest cost		3,615	3,257	3,092

	￦	118,143	110,021	112,717

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity instruments	￦	13,640	1,086
Debt instruments		95,359	81,867
Short-term financial instruments, etc.		446,176	343,460

	￦	555,175	426,413

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(7)	As of December 31, 2016, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(24,168)	26,443
Expected salary increase rate (if changed by 0.5%)		26,410	(24,408)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 9.10 years and 9.35 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

21.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedging Instrument(Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021

Jan. 30, 2017	Floating-to-fixed interest rate swap(*) (Korean won borrowing amounting to KRW 44,917)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019

(*)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings. SK Broadband Co., Ltd. designated interest rate swap as hedging instrument for a highly probable forecasted transaction.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(2)	As of December 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedging instrument	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)
Non-current assets:
Structured bond(face value of KRW 50,000)	￦	—	—	—	—	7,368		7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(61,846)	(19,745)	25,594	129,806	—		73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(16,070)	(5,132)	82,207	—	—		61,005
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,714)	(1,824)	37,363	—	—		29,825
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,458)	—	43,763	—	—		38,305
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 63,296)		(3,859)	(1,232)	9,549	—	—		4,458

Total assets							￦	214,770

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(4,376)	(1,397)	(9,068)	—	—		(14,841)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		1,109	354	(73,572)	—	—		(72,109)

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)		(203)	—	—	—	—		(203)

Total liabilities							￦	(87,153)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

22.	Share Capital and Capital Surplus (Deficit) and Others

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 23)		(2,260,626)	(2,260,626)
Others(*2)		(854,000)	(864,269)

	￦	(198,739)	(209,008)

(*1)	Prior to 2015, the Parent Company retired shares of treasury shares which reduced its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2016 and 2015 and details of shares outstanding as of December 31, 2016 and 2015 are as follows:

(In shares)
	2016			2015
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury shares	—	—	—	—	(1,692,824)	1,692,824
Acquisition of treasury shares	—	—	—	—	2,020,000	(2,020,000)

Ending	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

23.	Treasury Shares

The Parent Company acquired treasury shares to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices.

Treasury shares as of December 31, 2016 and 2015 are as follows:

(In millions of won, shares)
	December 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Acquisition cost	￦	2,260,626	2,260,626

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

24.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

25.	Retained Earnings

(1)	Retained earnings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		3,173,405	2,610,568

	￦	15,953,164	15,007,627

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Valuation gain on available-for-sale financial assets	￦	12,534	232,316
Other comprehensive loss of investments in associates		(179,167)	(169,520)
Valuation loss on derivatives		(96,418)	(83,200)
Foreign currency translation differences for foreign operations		36,868	29,707

	￦	(226,183)	9,303

(2)	Changes in reserves for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Valuation gain (loss) on available-for- sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	￦	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	￦	12,534	(179,167)	(96,418)	36,868	(226,183)

(In millions of won)
	2015
	Valuation gain (loss) on available-for- sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	￦	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes, net of taxes		(3,069)	(5,712)	(5,669)	28,242	13,792

Balance at December 31, 2015	￦	232,316	(169,520)	(83,200)	29,707	9,303

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	232,316	235,385
Amount recognized as other comprehensive income (loss) during the year, net of taxes		4,606	(1,835)
Amount reclassified through profit or loss, net of taxes		(224,388)	(1,234)

Balance at December 31	￦	12,534	232,316

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	(83,200)	(77,531)
Amount recognized as other comprehensive loss during the year, net of taxes		(12,213)	(5,284)
Amount reclassified through profit or loss, net of taxes		(1,005)	(385)

Balance at December 31	￦	(96,418)	(83,200)

27.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	￦	6,908	7,140	8,792
Others(*1)		59,640	23,795	47,679

	￦	66,548	30,935	56,471

Other Operating Expenses:
Communication expenses	￦	31,196	43,979	58,622
Utilities		277,497	270,621	247,919
Taxes and dues		35,020	36,118	33,500
Repair		326,076	312,517	260,533
Research and development		344,787	315,790	390,943
Training		33,303	37,278	42,781
Bad debt for accounts receivables — trade		37,820	60,450	45,754
Travel		25,263	27,860	28,912
Supplies and other		113,930	176,248	209,933
Loss on disposal of property and equipment and intangible assets		63,797	21,392	32,950
Impairment loss on other investment securities		24,033	42,966	22,749
Impairment loss on property and equipment and intangible assets		24,506	35,845	47,489
Donations		96,633	72,454	67,823
Bad debt for accounts receivable — other		40,312	15,323	17,943
Others(*2)		49,593	55,536	84,796

	￦	1,523,766	1,524,377	1,592,647

(*1)	Others for the year ended December 31, 2016 include ￦0.9 billion and ￦25 billion of V.A.T refund and penalty refund, respectively, and Others for the years ended December 31, 2015 and 2014 include V.A.T refund of ￦2.1 billion and ￦8.1 billion, respectively.

(*2)	Others for the years ended December 31, 2016, 2015 and 2014 primarily consist of ￦7.6 billion, ￦29.5 billion and ￦54.7 billion of penalties, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

28.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Finance Income:
Interest income	￦	54,353	45,884	60,006
Gain on sale of accounts receivable — trade		18,638	—	—
Dividends		19,161	16,102	13,048
Gain on foreign currency transactions		14,186	18,923	16,301
Gain on foreign currency translations		5,085	5,090	6,277
Gain on disposal of long-term investment securities		459,349	10,786	13,994
Gain on valuation of derivatives		4,132	1,927	8,713
Gain on settlement of derivatives		—	—	7,998
Gain relating to financial assets at fair value through profit or loss		25	—	—
Gain relating to financial liability at fair value through profit or loss		121	5,188	—

	￦	575,050	103,900	126,337

Finance Costs:
Interest expense	￦	290,454	297,662	323,910
Loss on foreign currency transactions		16,765	17,931	18,053
Loss on foreign currency translations		3,991	4,750	5,079
Loss on disposal of long-term investment securities		2,919	2,599	2,694
Loss on valuation of derivatives		—	—	10
Loss on settlement of derivatives		3,428	4,845	672
Loss relating to financial assets at fair value through profit or loss		—	—	1,352
Loss relating to financial liability at fair value through profit or loss		4,018	526	10,370
Other finance costs(*)		5,255	21,787	24,533

	￦	326,830	350,100	386,673

(*)	See Note 28-(5).

(2)	Details of interest income included in finance income for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Interest income on cash equivalents and deposits	￦	20,203	20,009	33,417
Interest income on installment receivables and others		34,150	25,875	26,589

	￦	54,353	45,884	60,006

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Interest expense on bank overdrafts and borrowings	￦	7,962	19,577	26,360
Interest expense on debentures		239,560	238,450	247,972
Interest on finance lease liabilities		—	58	504
Others		42,932	39,577	49,074

	￦	290,454	297,662	323,910

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2016, 2015 and 2014 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable — trade, loans and receivables are presented and explained separately in Note 6.

(i)    Finance income

(In millions of won)
	2016		2015	2014
Financial Assets:
Financial assets at fair value through profit or loss	￦	4,157	1,927	8,713
Available-for-sale financial assets		484,300	31,220	32,227
Loans and receivables		86,256	64,749	57,685
Derivatives designated as hedging instruments		—	—	7,998

Sub-total		574,713	97,896	106,623

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	5,188	—
Financial liabilities measured at amortized cost		216	816	19,714

Sub-total		337	6,004	19,714

	￦	575,050	103,900	126,337

(ii)     Finance costs

(In millions of won)
	2016		2015	2014
Financial Assets:
Financial assets at fair value through profit or loss	￦	2,791	4,188	1,361
Available-for-sale financial assets		8,174	24,386	27,227
Loans and receivables		15,810	15,861	18,182
Derivatives designated as hedging instruments		637	657	672

Sub-total		27,412	45,092	47,442

Financial Liabilities:
Financial liabilities at fair value through profit or loss		4,018	526	10,370
Financial liabilities measured at amortized cost		295,400	304,482	328,861

Sub-total		299,418	305,008	339,231

	￦	326,830	350,100	386,673

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(iii)    Other comprehensive income (loss)

(In millions of won)
	2016		2015	2014
Financial Assets:
Available-for-sale financial assets	￦	(223,981)	(3,661)	26,856
Derivatives designated as hedging instruments		(172)	(3,248)	(20,301)

		(224,153)	(6,909)	6,555

Financial Liabilities:
Derivatives designated as hedging instruments		(13,046)	1,977	(21,801)

		(13,046)	1,977	(21,801)

	￦	(237,199)	(4,932)	(15,246)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Available-for-sale financial assets(*)	￦	5,255	21,787	24,533
Accounts receivable — trade		37,820	60,450	45,754
Other receivables		40,312	15,323	17,943

	￦	83,387	97,560	88,230

(*)	This is included in other finance costs (See Note 28-(1)).

29.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2016, 2015 and 2014 consist of the following:

(In millions of won)
	2016		2015	2014
Current tax expense
Current year	￦	473,543	417,022	181,273
Current tax of prior years		(11,925)	(4,124)	(19,938)

		461,618	412,898	161,335

Deferred tax expense
Changes in net deferred tax assets		(25,580)	106,399	292,978
Others (tax rate differences, etc.)		—	183	195

Income tax expense	￦	436,038	519,480	454,508

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2016, 2015 and 2014 is attributable to the following:

(In millions of won)
	2016		2015	2014
Income taxes at statutory income tax rate	￦	506,804	492,096	544,964
Non-taxable income		(38,989)	(85,589)	(32,277)
Non-deductible expenses		52,648	44,770	61,580
Tax credit and tax reduction		(29,484)	(25,756)	(33,581)
Changes in unrecognized deferred taxes		(84,276)	83,623	(43,820)
Others (income tax refund, etc.)		29,335	10,336	(42,358)

Income tax expense	￦	436,038	519,480	454,508

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Valuation gain (loss) on available-for-sale financial assets	￦	82,993	2,461	(4,089)
Share of other comprehensive income (loss) of associates		2	(63)	(72)
Valuation gain (loss) on derivatives		4,454	(448)	12,188
Remeasurement of defined benefit liabilities		3,174	2,719	8,902

	￦	90,623	4,669	16,929

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		24,549	12,913	—	37,462

	￦	(520,857)	25,580	90,623	(404,654)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	2015
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly charged to (credited from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries, associates and joint ventures		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Valuation gain (loss) on derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	￦	(418,552)	(575)	(106,582)	4,669	183	(520,857)

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Allowance for doubtful accounts	￦	165,935	182,266
Investments in subsidiaries, associates and joint ventures		228,025	281,719
Other temporary differences		320,260	285,845
Unused tax loss carryforwards		755,050	1,034,070
Unused tax credit carryforwards		1,211	2,271

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2016 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	12,647	154
1 ~ 2 years		33,658	870
2 ~ 3 years		320,630	101
More than 3 years		388,115	86

	￦	755,050	1,211

30.	Earnings per Share

(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2016, 2015 and 2014 are calculated as follows:

(In millions of won, shares)
	2016		2015	2014
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,675,967	1,518,604	1,801,178
Interest on hybrid bonds		(16,840)	(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		1,659,127	1,501,764	1,784,338
Weighted average number of common shares outstanding		70,609,160	71,551,966	70,936,336

Basic earnings per share (in won)	￦	23,497	20,988	25,154

2)	The weighted average number of common shares outstanding for the years ended December 31, 2016, 2015 and 2014 are calculated as follows:

(In shares)
	2016	2015	2014
Issued common shares at January 1	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(9,193,745)	(9,809,375)

Weighted average number of common shares outstanding at December 31	70,609,160	71,551,966	70,936,336

(2)    Diluted earnings per share

For the years ended December 31, 2016, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

31.	Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2016	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

2015	Cash dividends (Interim)	72,629,160	500	200%	￦	72,629
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	708,111

2014	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,802

(2)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2016	Cash dividend	10,000	224,000	4.46%
2015	Cash dividend	10,000	215,500	4.64%
2014	Cash dividend	9,400	268,000	3.51%

32.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable — trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	￦	7,368	935,885	5,937,507	207,402	7,088,162

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable — trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	￦	6,277	1,299,488	4,963,148	160,122	6,429,035

(*)	Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term loans	￦	58,979	53,895
Accounts receivable — other		1,121,444	673,739
Accrued income		2,780	10,753
Other current assets		3,937	1,861
Long-term loans		65,476	62,454
Long-term accounts receivable — other		149,669	2,420
Guarantee deposits		298,964	297,281

	￦	1,701,249	1,102,403

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable — other and others(*2)		—	4,842,734	—	4,842,734

	￦	59,600	12,555,306	87,153	12,702,059

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable — other and others(*2)		—	2,970,801	—	2,970,801

	￦	155,704	10,618,666	89,296	10,863,666

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

(*2)	Details of accounts payable — other and others as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Accounts payable — other	￦	1,767,799	1,323,434
Withholdings		1,525	1,178
Accrued expenses		1,125,816	920,739
Current portion of long-term payables — other		301,773	120,185
Finance lease liabilities		—	26
Long-term payables — other		1,624,590	581,697
Other non-current liabilities		21,231	23,542

	￦	4,842,734	2,970,801

33.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable — trade and other. Financial liabilities consist of accounts payable — trade and other, borrowings, and debentures.

1)	Market risk

(i)     Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	144,158	￦	174,210	1,842,559	￦	2,226,736
EUR	14,650		18,570	24		29
JPY	68,014		705	320		3
AUD	—		—	299,532		261,207
CHF	—		—	299,806		354,170
Others	—		429	—		299

		￦	193,914		￦	2,842,444

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 21)

As of December 31, 2016, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	6,711	(6,711)
EUR		1,854	(1,854)
JPY		70	(70)
Others		13	(13)

	￦	8,648	(8,648)

(ii)    Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2016, available-for-sale equity instruments measured at fair value amount to ￦741,285 million.

(iii)    Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2016, the floating-rate borrowings and bonds of the Group are ￦53,083 million and ￦362,550 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 21, for all floating-rate bonds to hedge the interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2016, would change by ￦41 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

2)	Credit risk

The maximum credit exposure as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Cash and cash equivalents	￦	1,505,082	768,794
Financial instruments		469,705	701,713
Available-for-sale financial assets		6,755	3,430
Accounts receivable — trade		2,261,311	2,390,110
Loans and other receivables		1,701,249	1,102,403
Derivative financial assets		214,770	166,399

	￦	6,158,872	5,132,849

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2016.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1- 5 years	More than 5 years
Accounts payable — trade	￦	402,445	402,446	402,446	—	—
Borrowings(*)		175,521	190,107	42,658	140,453	6,996
Debentures(*)		7,194,206	8,484,345	1,083,877	4,437,037	2,963,431
Accounts payable — other and others		4,842,734	4,993,086	3,121,127	1,348,069	523,890

	￦	12,614,906	14,069,984	4,650,108	5,925,559	3,494,317

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

As of December 31, 2016, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1- 5 years	More than 5 years
Assets	￦	207,402	217,982	5,154	187,287	25,541
Liabilities		(87,153)	(88,381)	(88,219)	(162)	—

	￦	120,249	129,601	(83,065)	187,125	25,541

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	￦	15,181,233	13,207,291
Total equity		16,116,430	15,374,096

Debt-equity ratios		94.20%	85.91%

(3)    Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)
	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	￦	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	￦	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value:
Borrowings	￦	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables — other		1,926,363	—	2,103,788	—	2,103,788

	￦	9,236,490	—	9,849,749	—	9,849,749

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	￦	1,242,690	897,958	213,661	131,071	1,242,690

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	￦	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value:
Borrowings	￦	415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Long-term payables — other		701,882	—	767,010	—	767,010

	￦	8,069,965	—	8,595,621	—	8,595,621

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦194,600 million and ￦223,197 million as of December 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with IAS 39 since they are equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2016 are as follows:

Interest rate
Derivative instruments	1.50 ~ 2.52%
Borrowings and debentures	1.90 ~ 2.16%
Long-term payables — other	1.79 ~ 2.27%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

3)	There have been no transfers from Level 2 to Level 1 in 2016 and changes of financial assets classified as Level 3 for the year ended December 31, 2016 are as follows:

(In millions of won)
	Balance at beginning		Transfer	Other comprehensive loss	Disposal	Balance at ending
Available-for-sale financial assets	￦	131,071	4,591	(2,490)	(25,614)	107,558

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	87,566	—	87,566	(87,153)	—	413
Accounts receivable — trade and others		114,135	(103,852)	10,283	—	—	10,283

	￦	201,701	(103,852)	97,849	(87,153)	—	10,696

Financial liabilities:
Derivatives(*)	￦	87,153	—	87,153	(87,153)	—	—
Accounts payable — other and others		103,852	(103,852)	—	—	—	—

	￦	191,005	(103,852)	87,153	(87,153)	—	—

(In millions of won)	2015
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	55,673	—	55,673	(55,673)	—	—
Accounts receivable — trade and others		129,527	(113,003)	16,524	—	—	16,524

	￦	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	￦	89,734	—	89,734	(55,673)	—	34,061
Accounts payable — other and others		113,003	(113,003)	—	—	—	—

	￦	202,737	(113,003)	89,734	(55,673)	—	34,061

(*)

The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with International Swap and Derivatives Association (ISDA). Generally, all contracts made with the

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

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

34.	Transactions with Related Parties

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2) Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Salaries	￦	1,645	1,971	2,600
Defined benefits plan expenses		424	626	907

	￦	2,069	2,597	3,507

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(3)	Transactions with related parties for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	23,104	652,855	235,502	—	—
Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	SK Wyverns Baseball Club., Ltd.		1,934	17,878	—	—	204
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		6,084	3,975	1,573	1,100	2,990

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	Infosec Co.,Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		15,937	17,630	246	—	—

			66,525	1,432,048	600,937	—	—

Total		￦	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Operating revenue and others include ￦73,050 million of dividends paid by the associate which was deducted from the investment in associates.

(*3)	Operating revenue and others include ￦6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		1,299	212,378	117	—	—

			21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.		2,510	43,967	—	—	—
	HappyNarae Co., Ltd.		297	6,886	13,495	—	—
	SK hynix Inc.(*4)		55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.		3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	8,287	—
	Others(*5)		6,397	11,917	1,864	690	—

			90,416	99,755	15,359	8,977	204

Other	SK Engineering & Construction Co., Ltd.		15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.		11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.		10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.		397	48,900	141,870	—	—
	SK Energy Co., Ltd.		9,930	978	—	—	—
	SK Gas Co., Ltd.		3,561	2	—	—	—
	Others		29,409	71,314	194,945	—	—

			81,309	1,500,509	583,990	—	—

Total		￦	193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.

(*2)	These relates to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.

(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*4)	Operating revenue and others include ￦43,830 million of dividends paid by SK hynix Inc. and was deducted from the investment in associates.

(*5)	Operating revenue and others include ￦2,103 million and ￦457 million of dividends paid by Korea IT Fund and UniSK, respectively, and was deducted from the investments in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	￦	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd.(*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		￦	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group returned 57,647,058 shares of Hana SK Card Co., Ltd., and received 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows:

(In millions of won)
		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable-other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	SK Wyverns Baseball Club Co., Ltd.		813	4,184	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	7	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	Others		—	4,552	30,218

			—	12,213	391,033

Total		￦	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In millions of won)
		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable-other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	￦	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,341	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK TNS Co., Ltd		—	—	43,585
	SK Innovation Co., Ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	Others		—	4,716	14,512

			—	11,270	329,767

Total		￦	33,341	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.

(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, has entered into performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	There were additional investments in associates and joint ventures during the years ended December 31, 2016 and 2015 as presented in Note 11.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

35.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦6,674 million as of December 31, 2016.

SK Broadband Co., Ltd., has provided guarantees in connection with its employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦728 million as collateral as of December 31, 2016.

(2) Legal claims and litigations

As of December 31, 2016, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2016, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦681,466 million as of December 31, 2016, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable- other and long-term accounts receivable- other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Interest income	￦	(54,353)	(45,884)	(60,006)
Dividend		(19,161)	(16,102)	(13,048)
Gain on foreign currency translation		(5,085)	(5,090)	(6,277)
Gain on disposal of long-term investment securities		(459,349)	(10,786)	(13,994)
Gain on valuation of derivatives		(4,132)	(1,927)	(8,713)
Gain on settlement of derivatives		—	—	(7,998)
Gain relating to investments in associates and joint ventures, net		(544,501)	(786,140)	(906,338)
Gain on sale of accounts receivable — trade		(18,638)	—	—
Gain on disposal of property and equipment and intangible assets		(6,908)	(7,140)	(8,792)
Gain relating to financial assets at fair value through profit or loss		(25)	—	—
Gain related to financial liabilities at fair value through profit or loss		(121)	(5,188)	—
Other income		(2,123)	(7,577)	(608)
Interest expenses		290,454	297,662	323,910
Loss on foreign currency translation		3,991	4,750	5,079
Loss on disposal of long-term investment securities		2,919	2,599	2,694
Other finance costs		5,255	21,787	24,533
Loss on valuation of derivatives		—	—	10
Loss on settlement of derivatives		3,428	4,845	672
Income tax expense		436,038	519,480	454,508
Expense related to defined benefit plan		118,143	110,021	112,717
Depreciation and amortization		3,068,558	2,993,486	2,891,870
Bad debt expense		37,820	60,450	45,754
Loss on disposal of property and equipment and intangible assets		63,797	21,392	32,950
Impairment loss on property and equipment and intangible assets		24,506	35,845	47,489
Loss relating to financial assets at fair value through profit or loss		—	—	1,352
Loss relating to financial liabilities at fair value through profit or loss		4,018	526	10,370
Bad debt for accounts receivable — other		40,312	15,323	17,943
Loss on impairment of investment assets		24,033	42,966	22,749
Other expenses		30,685	4,845	10,169

	￦	3,039,561	3,250,143	2,978,995

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2016, 2015 and 2014

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Accounts receivable — trade	￦	88,549	7,554	(168,839)
Accounts receivable — other		(446,286)	(11,108)	(52,137)
Accrued income		445	116	14
Advance payments		47,615	(35,906)	(62,873)
Prepaid expenses		(30,311)	(40,464)	(36,808)
Value-Added Tax refundable		(4,587)	1,385	7,200
Inventories		798	(7,814)	(171)
Long-term accounts receivable — other		(147,117)	—	80
Guarantee deposits		4,844	(11,238)	(12,699)
Accounts payable — trade		75,585	12,442	(37,790)
Accounts payable — other		316,464	(107,114)	(296,875)
Receipts in advance		37,429	6,421	20,701
Withholdings		107,516	(191,209)	306,515
Deposits received		(2,153)	(9,661)	(4,395)
Accrued expenses		173,072	(28,845)	(79,831)
Value-Added Tax payable		(4,072)	3,494	2,711
Unearned revenue		(36,209)	(115,187)	(140,295)
Provisions		20,235	(30,562)	(38,469)
Long-term provisions		4,115	(4,447)	29,532
Plan assets		(125,440)	(67,831)	(96,847)
Retirement benefit payment		(55,350)	(58,513)	(46,531)
Others		(11,378)	2,753	474

	￦	13,764	(685,734)	(707,333)

(3)	Significant non-cash transactions for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Increase of accounts payable — other related to acquisition of property and equipment and intangible assets	￦	1,511,913	39,973	(184,614)

37.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2016, 2015 and 2014 are as follows:

(In millions of won)
	2016		2015	2014
Cash dividends received from consolidated subsidiaries	￦	15,693	—	—
Cash dividends received from associates		79,132	46,390	939

		￦94,825	46,390	939

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SK hynix, Inc.:

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of SK hynix, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SK hynix, Inc. and subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Seoul, Korea

April 24, 2017

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

	Note	2016		2015
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	613,786	1,175,719
Short-term financial instruments	5,6,7		3,521,893	3,615,554
Trade receivables, net	5,6,8,32		3,251,652	2,628,448
Loans and other receivables, net	5,6,8,32		25,611	61,613
Inventories, net	9		2,026,198	1,923,376
Current tax assets			489	1,394
Other current assets	11		399,353	353,926

			9,838,982	9,760,030

Non-current assets
Equity-accounted investees	12		131,016	122,609
Available-for-sale financial assets	5,6,13		147,779	131,354
Loans and other receivables, net	5,6,8,32		39,490	62,919
Other financial assets	5,6,7		423	430
Property, plant and equipment, net	14,33		18,777,402	16,966,252
Intangible assets, net	15,29		1,915,591	1,704,896
Investment property, net	14,16		2,573	2,679
Deferred tax assets	21,30		792,368	361,204
Other non-current assets	11		570,402	565,533

			22,377,044	19,917,876

Total assets		￦	32,216,026	29,677,906

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2016 and 2015

	Note	2016		2015
		(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6	￦	696,144	791,373
Other payables	5,6,32		1,606,417	1,337,803
Other non-trade payables	5,6		685,154	1,001,171
Borrowings	5,6,17,32		704,860	1,013,372
Other financial liabilities	5,6,22		288	—
Provisions	19,33		42,822	25,276
Current tax liabilities			374,666	627,260
Other current liabilities	18		50,498	44,443

			4,160,849	4,840,698

Non-current liabilities
Other non-trade payables	5,6		27,426	89,891
Borrowings	5,6,17,32		3,631,118	2,805,223
Other financial liabilities	5,6,22		—	683
Defined benefit liabilities, net	20		306,488	484,977
Deferred tax liabilities	21		4,732	7,582
Other non-current liabilities	18		61,883	61,149

			4,031,647	3,449,505

Total liabilities			8,192,496	8,290,203

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,23		3,657,652	3,657,652
Capital surplus	23		4,143,736	4,143,736
Other equity	23		(771,913)	(771,913)
Accumulated other comprehensive loss	24		(79,103)	(1,600)
Retained earnings	25		17,066,583	14,358,988

Total equity attributable to owners of the Parent Company			24,016,955	21,386,863
Non-controlling interests			6,575	840

Total equity			24,023,530	21,387,703

Total liabilities and equity		￦	32,216,026	29,677,906

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

	Note	2016		2015	2014
		(In millions of won, except per share information)
Revenue	4,32	￦	17,197,975	18,797,998	17,125,566
Cost of sales	27,32		10,787,139	10,515,353	9,461,725

Gross profit			6,410,836	8,282,645	7,663,841
Selling and administrative expense	26,27		(3,134,090)	(2,946,545)	(2,554,375)
Finance income	28		814,892	846,752	678,570
Finance expenses	28		(846,328)	(829,913)	(799,771)
Share of profit of equity-accounted investees	12		22,752	24,642	23,145
Other income	29		52,371	40,479	618,684
Other expenses	29		(103,979)	(148,939)	(582,424)

Profit before income tax			3,216,454	5,269,121	5,047,670
Income tax expense	30		255,971	945,526	852,501

Profit for the year			2,960,483	4,323,595	4,195,169

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	20		106,822	(21,871)	(119,874)
Items that are or may be reclassified to profit or loss:
Available-for-sale financial assets – unrealized net change in fair value, net of tax	13,24		—	—	(7,824)
Foreign operations – foreign currency translation differences, net of tax	24		(82,066)	33,479	71,631
Equity-accounted investees – share of other comprehensive income, net of tax	12,24		4,088	6,487	3,706

Other comprehensive income (loss) for the year, net of tax			28,844	18,095	(52,361)

Total comprehensive income for the year		￦	2,989,327	4,341,690	4,142,808

Profit (loss) attributable to:
Owners of the Parent Company		￦	2,953,774	4,322,356	4,195,456
Non-controlling interests			6,709	1,239	(287)
Total comprehensive income attributable to:
Owners of the Parent Company			2,982,703	4,340,700	4,142,574
Non-controlling interests			6,624	990	234
Earnings per share
Basic and diluted earnings per share (in won)	31		4,184	6,002	5,842

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the year ended December 31, 2014

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

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other components of equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2015	￦	3,657,652	4,143,736	(24)	(41,815)	10,276,904	18,036,453	(150)	18,036,303
Total comprehensive income
Profit for the year		—	—	—	—	4,322,356	4,322,356	1,239	4,323,595
Other comprehensive income (loss)		—	—	—	40,215	(21,871)	18,344	(249)	18,095

Total comprehensive income		—	—	—	40,215	4,300,485	4,340,700	990	4,341,690

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(218,401)	(218,401)	—	(218,401)
Acquisition of treasury shares		—	—	(771,889)	—	—	(771,889)	—	(771,889)

Total transactions with owners of the Parent Company		—	—	(771,889)	—	(218,401)	(990,290)	—	(990,290)

Balance at December 31, 2015		3,657,652	4,143,736	(771,913)	(1,600)	14,358,988	21,386,863	840	21,387,703

Balance at January 1, 2016		3,657,652	4,143,736	(771,913)	(1,600)	14,358,988	21,386,863	840	21,387,703
Total comprehensive income
Profit for the year		—	—	—	—	2,953,774	2,953,774	6,709	2,960,483
Other comprehensive income (loss)		—	—	—	(77,893)	106,822	28,929	(85)	28,844

Total comprehensive income		—	—	—	(77,893)	3,060,596	2,982,703	6,624	2,989,327

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(353,001)	(353,001)	—	(353,001)
Disposal of a subsidiary		—	—	—	390	—	390	(889)	(499)

Total transactions with owners of the Parent Company		—	—	—	390	(353,001)	(352,611)	(889)	(353,500)

Balance at December 31, 2016	￦	3,657,652	4,143,736	(771,913)	(79,103)	17,066,583	24,016,955	6,575	24,023,530

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

	Note	2016		2015	2014
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	34	￦	6,486,781	10,357,267	6,305,229
Interest received			42,895	51,610	35,658
Interest paid			(125,818)	(124,304)	(151,551)
Dividends received			20,744	17,045	17,134
Income tax paid			(875,680)	(982,098)	(339,779)

Net cash provided by operating activities			5,548,922	9,319,520	5,866,691

Cash flows from investing activities
Decrease (increase) in short-term financial instruments, net			109,803	39,533	(1,407,752)
Collection of loans and other receivables			15,422	10,692	3,501
Increase in loans and other receivables			(13,613)	(14,134)	(15,735)
Proceeds from disposal of available-for-sale financial assets			2,651	1,319	28,602
Acquisition of available-for-sale financial assets			(19,085)	(5,359)	(1,415)
Decrease in other financial assets			5	—	275,422
Increase in other financial assets			(2)	—	(29,611)
Cash inflows from derivative transactions			1,077	1,672	2,371
Cash outflows from derivative transactions			(1,525)	(2,088)	(4,534)
Proceeds from disposal of property, plant and equipment			162,120	220,097	198,959
Acquisition of property, plant and equipment			(5,956,354)	(6,774,625)	(4,800,722)
Proceeds from disposal of intangible assets			1,585	7,963	286
Acquisition of intangible assets			(530,375)	(623,743)	(336,291)
Proceeds from disposal of assets held for sale			—	22,630	—
Receipt of government grants			133	406	20,241
Cash outflows from business combinations			—	—	(19,682)
Cash outflows from disposal of investments in a subsidiary			—	—	(1,467)
Investments in associates			(2,293)	(9,893)	—

Net cash used in investing activities			(6,230,451)	(7,125,530)	(6,087,827)

Cash flows from financing activities
Proceeds from borrowings			2,080,343	3,933,056	3,848,816
Repayments of borrowings			(1,610,466)	(4,405,023)	(3,820,449)
Acquisition of treasury shares			—	(771,889)	(24)
Dividends paid			(353,001)	(218,401)	—

Net cash provided by (used in) financing activities			116,876	(1,462,257)	28,343

Effect of movements in exchange rates on cash and cash equivalents			2,720	7,225	(2,313)

Net increase (decrease) in cash and cash equivalents			(561,933)	738,958	(195,106)
Cash and cash equivalents at beginning of the year			1,175,719	436,761	631,867

Cash and cash equivalents at end of the year		￦	613,786	1,175,719	436,761

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

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

As of December 31, 2016, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	72,338,677	9.94
Share Management Council[1]	5,097,667	0.70
Other investors	482,465,451	66.27
Treasury shares	22,000,570	3.02

	728,002,365	100.00

[1]	As of December 31, 2016, the number of shares held by each member of Share Management Council is as follows:

Shareholder	Number of shares	Percentage of ownership (%)
KEB Hana Bank	5,092,500	0.70
Other financial institutions	5,167	0.00

	5,097,667	0.70

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2016 and 2015 are as follows:

			Ownership(%)
Company	Location	Business	2016	2015
SK hyeng Inc.	Korea	Domestic subsidiary	100.00	100.00
SK hystec Inc.	Korea	Domestic subsidiary	100.00	100.00
Siliconfile Technologies Inc.	Korea	Development and manufacturing of electronic component	100.00	100.00
Happymore Inc.[1]	Korea	Domestic subsidiary	100.00	—
SK hynix America Inc. (SKHYA)	U.S.A.	Overseas sales subsidiary	97.74	97.74
Hynix Semiconductor Manufacturing America Inc. (HSMA)[2]	U.S.A.	Overseas manufacturing subsidiary	—	100.00
SK hynix Deutschland GmbH (SKHYD)	Germany	Overseas sales subsidiary	100.00	100.00
SK hynix U.K. Ltd. (SKHYU)	U.K.	Overseas sales subsidiary	100.00	100.00
SK hynix Asia Pte. Ltd. (SKHYS)	Singapore	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor India Pvt. Ltd. (SKHYIS)[3]	India	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)	Hong Kong	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Japan Inc. (SKHYJ)	Japan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Taiwan Inc. (SKHYT)	Taiwan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (China) Ltd. (SKHYCL)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix Semiconductor (Wuxi) Ltd. (SKHYMC)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd. (SKHYCW)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Italy S.r.l (SKHYIT)	Italy	Overseas R&D center	100.00	100.00
SK hynix memory solutions Inc. (SKHMS)	U.S.A.	Overseas R&D center	100.00	100.00
SK hynix Flash Solution Taiwan (SKHYFST)	Taiwan	Overseas R&D center	100.00	100.00
SK APTECH Ltd. (SKAPTECH)	Hong Kong	Holding company	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)[4]	China	Overseas manufacturing subsidiary	100.00	100.00
Softeq Flash Solutions LLC.(SOFTEQ)	Belarus	Overseas R&D center	100.00	100.00
SK hynix Ventures Hong Kong Ltd. (SKH Ventures)[5]	Hong Kong	Overseas investing subsidiary	100.00	—
MMT (Money Market Trust)	Korea	Money Market Trust	100.00	100.00

[1]	Happymore Inc. was established during the year ended December 31, 2016.

[2]	HSMA is a subsidiary of SK Hynix America Inc. and its liquidation process was completed during the year ended December 31, 2016.

[3]	Subsidiary of SK hynix Asia Pte. Ltd. (SKHYS)

[4]	Subsidiary of SK APTECH Ltd. (SKAPTECH)

[5]	The Group acquired SK hynix Venture Hong Kong Ltd. (SKH Ventures) during the year ended December 31, 2016.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

1.    Reporting Entity,  continued

(3) Changes in the consolidated subsidiaries during the year ended December 31, 2016 are follows:

	Company	Description
Acquisition	SK hynix Ventures Hong Kong Ltd. (SKH Ventures)	Included in Subsidiary by establishment
Acquisition	Happymore Inc.	Included in Subsidiary by establishment
Excluded from subsidiary	Hynix Semiconductor Manufacturing America Inc. (HSMA)	Excluded from subsidiary upon liquidation

(4) Major subsidiaries’ summarized separate statements of financial position as of December 31, 2016 and 2015 are as follows:

	2016				2015
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	1,584,043	1,279,493	304,550	1,504,882	1,333,291	171,591
SK hynix Asia Pte. Ltd. (SKHYS)		337,506	253,918	83,588	269,286	190,155	79,131
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		932,437	810,556	121,881	529,095	431,074	98,021
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		46,177	18,595	27,582	68,196	45,998	22,198
SK hynix Japan Inc. (SKHYJ)		251,274	184,504	66,770	245,142	183,277	61,865
SK hynix Semiconductor Taiwan Inc. (SKHYT)		310,933	290,174	20,759	299,834	277,520	22,314
SK hynix Semiconductor (China) Ltd. (SKHYCL)		3,476,086	232,117	3,243,969	3,718,832	503,776	3,215,056
SK hynix Deutschland GmbH (SKHYD)		83,388	45,575	37,813	75,152	38,697	36,455
SK hynix U.K. Ltd. (SKHYU)		146,327	128,807	17,520	155,531	138,918	16,613
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		350,305	171,088	179,217	406,552	224,672	181,880

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

1.    Reporting Entity,  continued

(5) Major subsidiaries’ summarized separate statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	5,398,193	117,848	117,848
SK hynix Asia Pte. Ltd. (SKHYS)		1,497,869	1,929	1,929
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		5,655,093	20,019	20,019
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		345,863	6,073	6,073
SK hynix Japan Inc. (SKHYJ)		673,127	867	804
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,742,632	2,676	2,676
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,137,576	123,753	123,753
SK hynix Deutschland GmbH (SKHYD)		321,309	1,747	1,747
SK hynix U.K. Ltd. (SKHYU)		532,661	374	374
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		296,121	2,674	2,674

	2015
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	7,599,679	89,716	89,716
SK hynix Asia Pte. Ltd. (SKHYS)		1,612,550	1,303	1,303
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		4,181,208	6,909	6,909
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		528,670	8,150	8,150
SK hynix Japan Inc. (SKHYJ)		934,001	1,116	1,322
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,915,465	5,852	5,852
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,273,536	206,446	206,446
SK hynix Deutschland GmbH (SKHYD)		414,489	1,072	1,072
SK hynix U.K. Ltd. (SKHYU)		702,329	1,289	1,289
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		350,110	13,328	13,328

	2014
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	6,360,992	21,385	21,385
SK hynix Asia Pte. Ltd. (SKHYS)		1,638,396	2,773	2,773
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		3,714,085	12,941	12,941
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		271,950	5,112	5,112
SK hynix Japan Inc. (SKHYJ)		843,383	9,890	10,478
SK hynix Semiconductor Taiwan Inc. (SKHYT)		2,176,739	7,599	7,599
SK hynix Semiconductor (China) Ltd. (SKHYCL)		1,914,452	381,729	381,729
SK hynix Deutschland GmbH (SKHYD)		551,528	6,197	6,197
SK hynix U.K. Ltd. (SKHYU)		575,959	1,813	1,813
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		109,769	6,813	6,813

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

1.    Reporting Entity,  continued

(6) There are no significant non-controlling interests to the Group as of December 31, 2016, 2015 and 2014.

2.     Basis of Preparation

(1)    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the board of directors on January 25, 2017.

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

(a)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes for financial instruments, classification of leases, recognition of deferred tax assets (liabilities) and others.

(b)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year are included in the following notes for reserves in accounts receivable, net realizable value of inventories, goodwill impairment, recognition and measurement of provisions, measurement of defined benefit obligations, recognition of deferred tax assets (liabilities) and others.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

2.     Basis of Preparation,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Industrial rights	5 - 10
Development costs	2
Software	5

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

(b)    Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. The Group derecognizes a financial liability from the consolidated statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability, and are recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(d)    Retirement benefits: defined contribution plans

When an employee has provided service for a certain period of time in relation to the defined contribution plan, the contribution to the defined contribution plan is recognized in profit or loss except to be included in the cost of the asset. The contributions to be paid are recognized as liabilities (accrued expenses) less the contributions that have been already paid.

(e)    Termination benefits

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

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

(25)    Standards issued but not yet adopted

The following new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements.

IFRS 9, ‘Financial Instruments’ published in July 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group plans to adopt IFRS 9 for the year beginning on January 1, 2018.

IFRS 9 will generally be applied retrospectively; however the Group plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, IFRS 9, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

IFRS 9 will require the Group to assess the financial impact from application of IFRS 9 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting IFRS 9 will be dependent on the financial instruments the Group holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

The Group is preparing for changes in internal controls processes or accounting processing systems, and analyzing an assessment of the financial impact resulting from the application of IFRS 9. The Group expects to disclose additional quantitative information in the notes to the consolidated financial statements for the year ending December 31, 2017. Expected impacts on the financial statements are generally categorized as follows:

(i)    Classification and measurement of financial assets

Under IFRS 9, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics, as detailed in the below table.

Under IFRS 9, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	At amortized cost[1]
Both to collect contractual cash flows and sell financial assets	At FVOCI[1]	FVTPL[2]
For trading, and others	At FVOCI

[1]	The Group may irrevocably designate as at FVTPL to eliminate or significantly reduce an accounting mismatch.

[2]	The Group may irrevocably designate equity investments that is not held for trading as at FVOCI.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under IFRS 9 compared to the existing guidance in IAS 39, the adoption of IFRS 9 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Group’s profit or loss.

As of December 31, 2016, the Group has loans and receivables amounting to ￦5,882,683 million, available-for-sale financial assets amounting to ￦147,779 million, and financial assets at fair value through profit or loss amounting to ￦1,570,172 million.

Under IFRS 9, a financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2016, the Group has loans and receivables which amount to ￦5,882,683 million, and measured them at amortized costs.

Under IFRS 9, a financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2016, the Group has debt instruments of ￦716 million classified as available-for-sale, where the host is a financial asset.

Under IFRS 9, on initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently. As of December 31, 2016, the Group has equity investment that is classified as available-for-sale which amounts to ￦147,063 million, and there was no accumulated fair value reserve related to available-to-sale financial assets.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

Under IFRS 9, a financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI. As of December 31, 2016, the Group has debt instruments measured at FVTPL which amount to ￦1,570,172 million.

(ii)    Classification and measurement of financial liabilities

Under IFRS 9, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, IAS 39, will be presented in OCI under IFRS 9, profit or loss related to valuation of financial liabilities is likely to decrease. As of December 31, 2016, there was no financial liabilities measured at FVTPL.

(iii)    Impairment: Financial assets and contract assets

IFRS 9 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under IFRS 9, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in IAS 39 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification[1]		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition[2]	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date
Stage 2	Credit risk has increase significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument
Stage 3	Credit-impaired

[1]

Under IFRS 15, for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under IFRS 15, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.

[2]	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the end of reporting period.

Under IFRS 9, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime ECL since the initial recognition are recognized as loss allowances.

As of December 31, 2016, the Group has debt instruments (loans and receivables) measured at amortized cost amounting to ￦5,887,367 million, debt instruments measured at FVOCI as they are classified as available for sale amounting to ￦716 million, and has recognized loss allowances of ￦4,684 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

IFRS 15 ‘Revenue from Contracts from Customers’, published in May 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts SIC 31 Revenue- Barter transactions involving advertising services, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers. The Group plans to adopt IFRS 15 in its consolidated financial statements for the year ending December 31, 2018, and retrospectively adjust the comparative periods presented in the set of financial statements, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. However, the Group has not yet decided whether to apply the practical expedient and which method to use in applying the practical expedient.

Existing IFRS standards and interpretations including IAS 18 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, IFRS 15, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The new standard will require the Group to revise its internal controls and accounting processing systems related to reporting revenue. The Group is preparing for changes and analyzing an assessment of the impact resulting from the application of IFRS 15, and the Group expects to disclose additional quantitative information in the notes to the financial statements for the year ending December 31, 2017. Expected impacts on the consolidated financial statements are generally categorized as follows:

(i)    Identifying the performance obligations in the contract

The Group is engaged in the research and development, manufacture, distribution and sales of semiconductor products (DRAM and NAND flash and others), and the most of revenue generated from these operation.

Under IFRS 15, the Group determines whether the goods and services per the contracts are distinct and identify separate performance obligations in the contracts such as (a) the software license; (b) an installation service; (c) software updates; and (d) technical support. Timing of revenue recognition would change depending on whether the each of the performance obligations are satisfied at a point of time or over time.

(ii)    Variable consideration

As the contract allows a customer to return the products, the consideration received from the customer is variable. Under IFRS 15, the Group estimates an amount of variable consideration by using the method the Group expects to better predict the amount of consideration to which it will be entitled. The Group includes an amount of variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the return period expires. The Group recognize the amounts received or receivable for which the Group does not expect to be entitled as a refund liability.

(iii)    Allocating the transaction price to performance obligations

In applying the IFRS 15, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. To estimate the stand-alone selling price, ‘adjusted market assessment approach’ will be used; however, for certain transactions, ‘expected cost plus a margin approach’ will be used exceptionally.

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17, Leases. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

3.    Significant Accounting Policies,  continued

off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Group is preparing for changes in internal controls processes or accounting processing systems, and analyzing an assessment of the financial impact resulting from the application of IFRS 16.

4.    Geographic, Product and Customer Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products.

(1) Details of the Group’s revenue for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Sale of goods	￦	17,146,961	18,739,177	17,054,031
Sale of services		51,014	58,821	71,535

	￦	17,197,975	18,797,998	17,125,566

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
DRAM	￦	12,340,767	14,045,339	13,311,628
NAND Flash		4,347,535	4,148,315	3,320,658
Other		509,673	604,344	493,280

	￦	17,197,975	18,797,998	17,125,566

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Korea	￦	1,099,426	1,204,642	1,179,949
China		5,960,235	4,496,357	3,825,747
Taiwan		1,732,573	1,899,649	2,155,005
Asia (other than China and Taiwan)		2,165,201	2,536,009	2,482,716
U.S.A.		5,397,944	7,549,622	6,359,461
Europe		842,596	1,111,719	1,122,688

	￦	17,197,975	18,797,998	17,125,566

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

4.    Geographic, Product and Customer Information,  continued

(4) The Group’s non-current assets (excluding financial assets, equity-accounted investees and deferred tax assets) information by region based on the location of subsidiaries as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Korea	￦	18,078,337	15,648,779
China		2,805,712	3,208,908
Taiwan		6,835	7,007
Asia (other than China and Taiwan)		1,522	770
U.S.A.		364,188	365,024
Europe		9,374	8,874

	￦	21,265,968	19,239,362

(5) Revenue from customer A constituting more than 10% of the Group’s consolidated revenue for the year ended December 31, 2016 amounts to ￦2,195,935 million (2015: ￦3,485,795 million, 2014: ￦2,959,663 million) and revenue from customer B constituting more than 10% of the Group’s consolidated revenue for the year ended December 31, 2015 amounted to ￦2,078,835 million (2016: ￦1,503,256 million, 2014: ￦1,710,833 million), respectively.

5.    Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2016 and 2015 are as follows:

	2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	613,786	613,786
Short-term financial instruments		1,570,172	—	1,951,721	3,521,893
Trade receivables		—	—	3,251,652	3,251,652
Loans and other receivables		—	—	65,101	65,101
Other financial assets		—	—	423	423
Available-for-sale financial assets		—	147,779	—	147,779

	￦	1,570,172	147,779	5,882,683	7,600,634

	2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	1,175,719	1,175,719
Short-term financial instruments		1,047,277	—	2,568,277	3,615,554
Trade receivables		—	—	2,628,448	2,628,448
Loans and other receivables		—	—	124,532	124,532
Other financial assets		—	—	430	430
Available-for-sale financial assets		—	131,354	—	131,354

	￦	1,047,277	131,354	6,497,406	7,676,037

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

5.    Categories of Financial Instruments,  continued

(2) Categories of financial liabilities as of December 31, 2016 and 2015 are as follows:

	2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	696,144	696,144
Other payables		—	1,606,417	1,606,417
Other non-trade payables[1]		—	712,580	712,580
Borrowings		—	4,335,978	4,335,978
Other financial liabilities		288	—	288

	￦	288	7,351,119	7,351,407

	2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	791,373	791,373
Other payables		—	1,337,803	1,337,803
Other non-trade payables[1]		—	1,091,062	1,091,062
Borrowings		—	3,818,595	3,818,595
Other financial liabilities		683	—	683

	￦	683	7,038,833	7,039,516

[1]	Details of other non-trade payables as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Current
Accrued expenses	￦	685,154	1,001,171

Non-current
Long-term other payables		24,872	87,036
Rent deposits payable		2,554	2,855

		27,426	89,891

	￦	712,580	1,091,062

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

5.    Categories of Financial Instruments,  continued

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Loans and receivables
Interest income	￦	34,174	40,715	50,804
Foreign exchange differences		167,736	300,163	200,390
Reversal of impairment (loss)		5,617	82	(5,463)

		207,527	340,960	245,731

Available-for-sale financial assets
Gain on disposal		—	—	6,553
Dividend income		18	1,265	1,233

		18	1,265	7,786

Held-to-maturity financial assets
Interest income		—	—	1,318

Financial assets at fair value through profit or loss
Gain on valuation		1,133	2,280	6,920
Gain on disposal		15,348	33,814	28,493

		16,481	36,094	35,413

Financial liabilities measured at amortized cost
Interest expenses		(120,122)	(118,505)	(170,363)
Loss on redemption of debentures		—	—	(2,924)
Foreign exchange differences		(129,670)	(242,532)	(71,870)

		(249,792)	(361,037)	(245,157)

Financial liabilities at fair value through profit or loss
Gain (Loss) on valuation from derivative instruments		395	25	(171,781)
Gain (Loss) on transaction from derivative instruments		(448)	(386)	27

		(53)	(361)	(171,754)

	￦	(25,819)	16,921	(126,663)

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

December 31, 2016, 2015 and 2014

6.    Financial Risk Management,  continued

(a)    Market risk

(i)    Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro and Japanese Yen. Foreign exchange risk arises from future commercial transactions; recognized assets and liabilities in foreign currencies; and net investments in foreign operations.

Monetary foreign currency assets and liabilities as of December 31, 2016 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	4,392	￦	5,308,315	3,875	￦	4,682,724
EUR	1		11	85		108,342
JPY	1,894		19,638	33,601		348,380

As of December 31, 2016, effects on profit before income tax as a result of change in exchange rate by 10% are as follows:

	If increased by 10%		If decreased by 10%
	(In millions of won)
USD	￦	62,559	(62,559)
EUR		(10,833)	10,833
JPY		(32,874)	32,874

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

As of December 31, 2016, the Group is partially exposed to a risk of increase in interest rates. If interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the following year would be ￦22,277 million (2015: ￦17,771 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and interest income on floating rate financial assets.

(iii)    Price risk

As of December 31, 2016, there are no available-for-sale equity securities measured at fair value held by the Group. Accordingly, the Group is not exposed to any equity securities price risk.

(b)    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from operating and investing activities. In order to manage

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

6.    Financial Risk Management,  continued

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

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2016 is the carrying amount of trade and other receivables.

(ii)    Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents; short-term financial instruments; and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2016 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings including Shinhan Bank, and accordingly management does not expect any losses from non-performance by these counterparties.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

6.    Financial Risk Management,  continued

Contractual maturities of financial liabilities as of December 31, 2016 and 2015 are as follows:

	2016
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	785,989	706,827	2,853,218	235,562	4,581,596
Finance lease liabilities		27,043	5,350	16,050	18,725	67,168
Trade payables		696,144	—	—	—	696,144
Other payables		1,610,757	—	—	—	1,610,757
Other non-trade payables		667,485	25,224	2,554	—	695,263
Derivatives		288	—	—	—	288
Financial guarantee contract		8	—	—	—	8

	￦	3,787,714	737,401	2,871,822	254,287	7,651,224

	2015
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	1,012,385	735,424	2,025,522	156,995	3,930,326
Finance lease liabilities		98,927	26,654	16,050	24,075	165,706
Trade payables		791,373	—	—	—	791,373
Other payables		1,346,469	—	—	—	1,346,469
Other non-trade payables		1,001,077	83,536	10,877	—	1,095,490
Derivatives		683	—	—	—	683
Financial guarantee contract		8	—	—	—	8

	￦	4,250,922	845,614	2,052,449	181,070	7,330,055

The table above analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and includes estimated interest payments. The Group’s derivative instruments have been included at their fair value of ￦288 million (2015: ￦683 million) within the less than one-year time bucket as of December 31, 2016. These contracts are managed on a net-fair value basis rather than by maturity date. Net settled derivatives comprise interest rate swaps used by the Group to manage the Group’s interest rate risk.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

6.    Financial Risk Management,  continued

The debt-to-equity ratio and net borrowing ratio as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Total liabilities (A)	￦	8,192,496	8,290,203
Total equity (B)		24,023,530	21,387,703
Cash and cash equivalents and short-term financial instruments (C)		4,135,679	4,791,273
Total borrowings (D)		4,335,978	3,818,595
Debt-to-equity ratio (A/B)		34%	39%
Net borrowing ratio (D-C)/B		1%	N/A

(3)    Fair value

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2016 and 2015:

			2016
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	1,570,172	—	1,570,172	—	1,570,172

		1,570,172	—	1,570,172	—	1,570,172

Financial assets not measured at fair value
Cash and cash equivalents[1]		613,786	—	—	—	—
Short-term financial instruments[1]		1,951,721	—	—	—	—
Trade receivables[1]		3,251,652	—	—	—	—
Loans and other receivables[1]		65,101	—	—	—	—
Other financial assets[1]		423	—	—	—	—
Available-for-sale financial assets[1,2]		147,779	—	—	—	—

		6,030,462	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		288	—	288	—	288

		288	—	288	—	288

Financial liabilities not measured at fair value
Trade payables[1]		696,144	—	—	—	—
Other payables[1]		1,606,417	—	—	—	—
Other non-trade payables[1]		712,580	—	—	—	—
Borrowings		4,335,978	—	4,366,234	—	4,366,234

	￦	7,351,119	—	4,366,234	—	4,366,234

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

6.    Financial Risk Management,  continued

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

(b) Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 are as follows:

	Fair value	Level	Valuation Techniques
	(In millions of won)
Short-term financial instruments:
Financial assets at fair value through profit or loss	￦ 1,570,172	2	The present value method
Derivative financial Liabilities:
Interest swap	288	2	The present value method

(c) There was no transfer between fair value hierarchy levels for the year ended December 31, 2016.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

7.    Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2016 and 2015 are as follows:

	2016		2015	Description
	(In millions of won)
Short-term financial instruments	￦	77,500	77,500	Restricted for supporting small business
		—	22,190	Pledged for borrowings
		6,220	5,832	Pledged for consumption tax
		—	2,843	Deposit for import duties

		83,720	108,365

Other financial assets		308	308	Pledged for borrowings
		12	12	Bank overdraft guarantee deposit
		104	110	Others

		424	430

	￦	84,144	108,795

8.    Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Current
Other receivables	￦	11,571	37,427
Accrued income		9,732	18,126
Short-term loans		3,145	3,786
Short-term guarantee and other deposits		1,163	2,274

		25,611	61,613

Non-current
Long-term other receivables		60	22,921
Long-term loans		6,008	6,104
Guarantee deposits		33,261	33,637
Long-term deposits		161	257

		39,490	62,919

	￦	65,101	124,532

(2) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2016 and 2015 are as follows:

	2016
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	3,253,489	(1,837)	3,251,652
Current loans and other receivables		26,982	(1,371)	25,611
Non-current loans and other receivables		40,966	(1,476)	39,490

	￦	3,321,437	(4,684)	3,316,753

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

8.    Trade Receivables and Loans and Other Receivables,  continued

	2015
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	2,631,422	(2,974)	2,628,448
Current loans and other receivables		63,046	(1,433)	61,613
Non-current loans and other receivables		69,062	(6,143)	62,919

	￦	2,763,530	(10,550)	2,752,980

(3) Details of provision for impairment

Movements in the provision for impairment of trade receivables for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	2,974	2,919
Provision for receivables impairment		—	88
Unused amounts reversed		(836)	—
Receivables written off during the year as uncollectible		(306)	—
Foreign exchange difference		5	(33)

Ending balance	￦	1,837	2,974

Movements in the provision for impairment of current loans and other receivables for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	1,433	1,668
Unused amounts reversed		(62)	(234)
Foreign exchange difference		—	(1)

Ending balance	￦	1,371	1,433

Movements in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	6,143	6,034
Provision for receivables impairment		34	68
Unused amounts reversed		(4,753)	(4)
Receivables written off during the year as uncollectible		—	(6)
Foreign exchange difference		52	51

Ending balance	￦	1,476	6,143

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

8.    Trade Receivables and Loans and Other Receivables,  continued

(4) The aging analysis of trade receivables and loans and other receivables as of December 31, 2016 and 2015 are as follows:

	2016
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	3,252,891	598	—	—	—	3,253,489
Current loans and other receivables		25,692	—	—	—	1,290	26,982
Non-current loans and other receivables		40,864	—	—	—	102	40,966

	￦	3,319,447	598	—	—	1,392	3,321,437

	2015
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	2,606,603	24,819	—	—	—	2,631,422
Current loans and other receivables		61,753	—	—	—	1,293	63,046
Non-current loans and other receivables		43,953	—	—	—	25,109	69,062

	￦	2,712,309	24,819	—	—	26,402	2,763,530

9.     Inventories

(1) Details of inventories as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Finished goods	￦	391,503	613,382
Work-in-process		1,130,493	848,199
Raw materials		260,677	222,742
Supplies		194,678	164,156
Goods in transit		48,847	74,897

	￦	2,026,198	1,923,376

(2) The amount of the inventories recognized as cost of sales is as follows:

	2016		2015	2014
	(In millions of won)
Inventories recognized as cost of sales	￦	10,787,034	10,514,640	9,460,486

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

9.     Inventories,  continued

(3) The changes in inventory valuation allowance during the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	188,246	68,528
Charged to cost of sales		13,192	119,764
Utilization upon sales		(137,238)	(46)

Ending balance	￦	64,200	188,246

There were no significant reversals of inventory write-downs recognized during 2016 and 2015.

10.     Non-current assets held for sale

Details of changes in non-current assets held for sale for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	—	27,661
Disposal[1]		—	(27,661)
Other		—	—

Ending balance	￦	—	—

[1]	The Group disposed assets held for sale during the year ended December 31, 2015 and recognized loss on disposal of assets held for sale as other expenses for the amount of ￦5,844 million.

11.     Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Current
Advance payments	￦	1,853	2,033
Prepaid expenses		238,831	212,766
Value added tax refundable		148,756	131,673
Others		9,913	7,454

		399,353	353,926

Non-current
Long-term prepaid expenses		568,907	558,058
Others		1,495	7,475

		570,402	565,533

	￦	969,755	919,459

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

12.    Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows:

			2016			2015
Type	Investee	Ownership (%)	Net asset value		Carrying amount	Carrying amount
		(In millions of won)
Associate	Stratio, Inc.[1]	9.10	￦	151	2,151	2,171
	Gemini Partners Pte. Ltd.[2]	20.00		3,484	5,199	7,976
	TCL Fund[3]	11.06		2,219	2,219	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)	45.00			121,447	112,462

			￦		131,016	122,609

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

[3]

In 2016, the Parent Company acquired 11.06% of shares of TCL Fund and classified it as an associate because the Parent Company has significant influence over TCL Fund’s financial and operating policies through its right to appoint a member of the board of directors.

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	2,171	—	(24)	4	—	2,151
Gemini Partners Pte. Ltd.		7,976	—	(2,909)	132	—	5,199
TCL Fund		—	2,293	50	(124)	—	2,219
HITECH		112,462	—	25,635	4,076	(20,726)	121,447

	￦	122,609	2,293	22,752	4,088	(20,726)	131,016

	2015
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)

Stratio, Inc.	￦	—	2,194	(35)	12	—	2,171
Gemini Partners Pte. Ltd.		—	7,976	—	—	—	7,976
HITECH		97,090	—	24,677	6,475	(15,780)	112,462

	￦	97,090	10,170	24,642	6,487	(15,780)	122,609

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

12.    Investments in Associates and Joint Ventures,  continued

(3) Associate and joint venture’s statements of financial position as of December 31, 2016 and 2015 are as follows:

	2016
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	998	686	27	—
Gemini Partners Pte. Ltd.		13,047	4,467	93	—
TCL Fund		16,388	3,993	329	—
HITECH		184,048	350,094	82,581	181,679

	2015
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	962	921	—	1
Gemini Partners Pte. Ltd.		27,762	14,694	3,444	7,867
HITECH.		270,959	314,464	89,034	246,478

(4) Summary of associate and joint venture’s statements of comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016			2015		2014
	Revenue		Profit (loss) for the year	Revenue	Profit (loss) for the year	Revenue	Profit (loss) for the year
	(In millions of won)
Stratio, Inc.	￦	4	(198)	—	(385)	—	—
Gemini Partners Pte. Ltd.		—	(5,848)	—	(747)	—	—
TCL Fund		—	(4)	—	—	—	—
HITECH		566,893	55,346	677,284	54,835	608,300	29,077
Siliconfile Technologies Inc.[1]		—	—	—	—	40,339	(2,072)

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

13.    Available-for-sale Financial Assets

(1) Details of available-for-sale financial assets as of December 31, 2016 and 2015 are as follows:

	2016				2015
	Ownership (%)/ Type	Acquisition cost		Book value	Book value
	(In millions of won)
ProMOS	7.93	￦	21,847	—	—
JNT Frontier Private Equity Unit	Certificate		971	971	1,213
SV M&A No.1 Equity Unit	Certificate		805	805	1,120
Daishin Aju IB Investment Co., Ltd. Equity Unit	Certificate		483	483	699
Seoul Investment Early & Green Venture Fund	Certificate		1,648	1,648	1,678
TS 2011-4 Technology Transfer & Business Equity Unit	Certificate		566	566	1,262
IMM Investment Equity Unit	Certificate		224	224	620
L&S Venture Capital Equity Unit	Certificate		1,170	1,170	1,849
KTC-NP-Growth Equity Unit	Certificate		2,956	2,956	2,271
Intellectual Discovery, Ltd.	7.05		4,000	4,000	4,000
SKY Property Mgmt. Ltd.	15.00		112,360	112,360	112,360
China Walden Venture Investments II	Certificate		6,188	6,188	3,573
Exnodes Inc.	Convertible Bond		716	716	—
Netspeed	6.07		3,083	3,083	—
Keyssa, Inc.	2.29		6,174	6,174	—
MEMS DRIVE, INC.	2.94		2,246	2,246	—
Equity investment in a construction guarantee association	0.01		709	709	709
Information and communication guarantee association	0.01		15	15	—
Starblaze	6.51		3,465	3,465	—

		￦	169,626	147,779	131,354

(2) Changes in the carrying amount of available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	131,354	127,314
Acquisition		19,085	5,359
Disposal		(2,652)	(1,319)
Foreign exchange difference		(8)	—

Ending balance	￦	147,779	131,354

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

14.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	567,614	2,525,041	424,609	11,639,208	1,369	395,938	1,412,473	16,966,252
Changes during 2016
Additions		567	35,972	116,419	4,690,241	54	131,975	1,221,974	6,197,202
Receipt of government grants		—	—	—	(133)	—	—	—	(133)
Disposals		(2,824)	(53)	(45)	(147,960)	—	(396)	(7,063)	(158,341)
Depreciation		—	(100,250)	(34,907)	(3,866,582)	(381)	(131,660)	—	(4,133,780)
Transfers		10,018	61,213	18,264	957,016	—	40,771	(1,087,282)	—
Impairments		—	(264)	(2,814)	(668)	—	—	—	(3,746)
Exchange differences		380	(7,283)	(5,381)	(74,614)	(1)	(985)	(2,168)	(90,052)

Ending net book amount	￦	575,755	2,514,376	516,145	13,196,508	1,041	435,643	1,537,934	18,777,402

Acquisition cost		575,755	3,287,424	909,991	43,439,176	3,555	1,085,379	1,537,934	50,839,214
Accumulated depreciation		—	(749,076)	(374,742)	(29,993,593)	(2,514)	(649,669)	—	(31,769,594)
Accumulated impairment		—	(23,698)	(19,104)	(243,540)	—	(59)	—	(286,401)
Government grants		—	(274)	—	(5,535)	—	(8)	—	(5,817)

	￦	575,755	2,514,376	516,145	13,196,508	1,041	435,643	1,537,934	18,777,402

	2015
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	542,952	1,433,541	282,191	9,974,301	863	254,129	1,602,357	14,090,334
Changes during 2015
Additions		—	—	907	48,005	94	11,030	6,699,838	6,759,874
Receipt of government grants		—	—	—	(378)	—	—	—	(378)
Disposals		(4)	(71)	(271)	(204,220)	—	(12,759)	(7,665)	(224,990)
Depreciation		—	(88,013)	(27,851)	(3,476,825)	(371)	(101,385)	—	(3,694,445)
Transfers[1]		23,908	1,198,576	167,970	5,271,980	783	243,497	(6,881,650)	25,064
Impairments		—	(22,050)	—	—	—	(5)	—	(22,055)
Exchange differences		758	3,058	1,663	26,345	—	1,431	(407)	32,848

Ending net book amount	￦	567,614	2,525,041	424,609	11,639,208	1,369	395,938	1,412,473	16,966,252

Acquisition cost		567,614	3,243,654	792,270	39,376,245	3,659	966,111	1,412,473	46,362,026
Accumulated depreciation		—	(672,563)	(348,493)	(27,479,837)	(2,290)	(568,466)	—	(29,071,649)
Accumulated impairment		—	(45,749)	(19,168)	(250,883)	—	(1,509)	—	(317,309)
Government grants		—	(301)	—	(6,317)	—	(198)	—	(6,816)

	￦	567,614	2,525,041	424,609	11,639,208	1,369	395,938	1,412,473	16,966,252

[1]	￦25,064 million was transferred from investment property during the year ended December 31, 2015.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

14.    Property, Plant and Equipment,  continued

(2) Details of depreciation expense allocation for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Cost of sales	￦	3,797,210	3,365,460	3,040,674
Selling and administrative expenses		276,969	263,938	197,196
Other expenses		5,307	8,050	4,902
Development costs and other		54,294	56,997	25,694

	￦	4,133,780	3,694,445	3,268,466

(3) Certain property, plant and equipment are pledged as collaterals for borrowings as of December 31, 2016 (note 33).

(4) During 2016, the Group capitalized borrowing costs amounting to ￦14,663 million (2015: ￦18,892 million and 2014: ￦20,762 million) on qualifying assets. Borrowing costs were calculated using a capitalization rate of 3.59% (2015: 4.83% and 2014: 5.08%) for the year ended December 31, 2016.

(5) The Group leases certain machinery and others from ME Semiconductor Rental First L.L.C. and other under finance lease agreements.

The book value of the machinery and others subject to finance lease agreement amounted to: ￦67,245 million as of December 31, 2016 (as of December 31, 2015: ￦138,514 million). The machinery and others are pledged as collateral for the finance lease liabilities.

The Group leases certain machinery and others from Macquarie Capital and others under operating lease agreements. The payment schedule of minimum lease payments under operating lease agreements as of December 31, 2016 is as follows:

	Minimum lease payments
	(In millions of won)
No later than 1 year	￦	155,110
Later than 1 year		206,023

	￦	361,133

(6) As of December 31, 2016, certain inventories; property, plant and equipment; and investment properties are insured and details of insured assets is as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment, investment property, inventories and others Business interruption	￦	53,572,053	Hyundai Marine & Fire Insurance Co., Ltd. and others
Fire insurance	Property, plant and equipment, investment property		88,960
Erection all risks insurance	Property, plant and equipment		3,015,309

		￦	56,676,322

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

14.    Property, Plant and Equipment,  continued

In addition to the assets stated above, vehicle and delivery equipment are insured by vehicle comprehensive insurance and liability insurance.

15.    Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Goodwill		Industrial property rights	Development costs	Others[1]	Total
	(In millions of won)
Beginning net book amount	￦	720,755	89,787	483,330	411,024	1,704,896
Changes during 2016
Internal development		—	—	352,022	—	352,022
Separate acquisition		—	28,269	—	150,352	178,621
Disposals		—	(5,208)	—	(1,595)	(6,803)
Impairment		—	—	(272)	(98)	(370)
Amortization		—	(14,299)	(205,198)	(103,072)	(322,569)
Others		9,449	414	—	(69)	9,794

Ending net book amount		730,204	98,963	629,882	456,542	1,915,591

Acquisition cost		730,204	171,873	1,797,606	718,765	3,418,448
Accumulated amortization and impairment		—	(72,910)	(1,167,724)	(227,262)	(1,467,896)
Government grants		—	—	—	(34,961)	(34,961)

	￦	730,204	98,963	629,882	456,542	1,915,591

	2015
	Goodwill		Industrial property rights	Development costs	Others[1]	Total
	(In millions of won)
Beginning net book amount	￦	704,185	83,750	319,824	228,921	1,336,680
Changes during 2015
Internal development		—	—	349,264	—	349,264
Separate acquisition		—	31,604	—	242,875	274,479
Disposals		—	(12,859)	—	(597)	(13,456)
Impairment		—	(2)	(1,606)	(163)	(1,771)
Amortization		—	(12,800)	(184,167)	(61,111)	(258,078)
Others		16,570	94	15	1,099	17,778

Ending net book amount		720,755	89,787	483,330	411,024	1,704,896

Acquisition cost		720,755	160,180	1,126,505	585,500	2,592,940
Accumulated amortization and impairment		—	(70,393)	(643,175)	(137,621)	(851,189)
Government grants		—	—	—	(36,855)	(36,855)

	￦	720,755	89,787	483,330	411,024	1,704,896

[1]	Others include software and club memberships.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

15.    Intangible Assets,  continued

(2) Amortization of ￦28,877 million (2015: ￦12,811 million and 2014: ￦3,106 million) is included in the cost of sales and ￦293,316 million (2015: ￦244,978 million and 2014: ￦171,169 million) in selling and administrative expenses in the statements of comprehensive income for the year ended December 31, 2016. Amortization of ￦376 million (2015: ￦289 and 2014 : nil) is capitalized as development cost.

(3) Among costs associated with development activities, ￦352,022 million (2015: ￦349,264 million and 2014:￦181,287 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2016. In addition, costs associated with research activities and other development expenditures that did not meet the criteria and amounted to ￦1,744,711 million (2015: ￦1,620,324 million and 2014: ￦1,409,530 million) were recognized as expenses for the year ended December 31, 2016.

(4) Goodwill impairment tests

Goodwill impairment tests are undertaken annually. As the Group has only one CGU, goodwill was allocated to one CGU. Recoverable amount of the CGU was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2016. No impairment loss of goodwill was recognized since the recoverable amount is higher than carrying value of the CGU as of December 31, 2016.

16.    Investment Property

Changes in investment property during the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning net book amount	￦	2,679	28,456
Changes for the year
Depreciation		(106)	(713)
Transfer[1]		—	(25,064)

Ending net book amount		2,573	2,679

Acquisition cost		5,170	—
Accumulated depreciation		(2,597)	—

	￦	2,573	2,679

[1]	Transfer to property, plant and equipment by ￦25,604 million during the year ended December 31, 2015

The depreciation expense of ￦106 million was charged to cost of sales for the year ended December 31, 2016 (2015: ￦713 million and 2014: ￦1,239 million).

Rental income from investment property during the year ended December 31, 2016 was ￦500 million

(2015: ￦2,627 million and 2014: ￦4,534 million).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

17.    Borrowings

(1) Details of borrowings as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Current
Short-term borrowings	￦	—	147,948
Current portion of long-term borrowings		384,124	465,561
Current portion of debentures		320,736	399,863

		704,860	1,013,372

Non-current
Long-term borrowings		2,095,737	1,512,003
Debentures		1,535,381	1,293,220

		3,631,118	2,805,223

	￦	4,335,978	3,818,595

(2) Details of short-term borrowings as of December 31, 2016 and 2015 are as follows:

	Financial Institutions	Interest rate per annum in 2016 (%)	2016		2015
			(In millions of won)
Borrowings on trade receivables collateral	Shinhan Bank and others	—	￦	—	1,160
	NongHyup Bank	—		—	1,916
Refinancing and others	China Construction Bank and others	—		—	144,872

			￦	—	147,948

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

17.    Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2016 and 2015 are as follows:

	Financial institutions	Interest rate per annum in 2016 (%)[1]	2016		2015
			(In millions of won)
Local currency borrowings:
Borrowings for childcare facilities	NongHyup Bank	2.00	￦	62	123
Funds for equipment	Korea Development Bank (formerly Korea Finance Corporation)	3.98		83,333	166,667
Funds for equipment[2]	KEB Hana Bank	CD (91 days) +1.31		30,000	40,000
Funds for equipment	Korea Development Bank	2.02		200,000	—
Finance lease liabilities	Hansu Technical Service Ltd.	3.70		38,948	42,775
Finance lease liabilities	ME Semiconductor Rental First L.L.C.	5.00		8,688	74,898

				361,031	324,463

Foreign currency borrowings:
General borrowings	Export-Import Bank of Korea	3M LIBOR + 1.00 ~ 3.15		825,808	488,333
General borrowings	Woori Bank	3M LIBOR + 1.25		120,850	—
		3M LIBOR + 0.98		181,275	175,800
Funds for equipment	Korea Development Bank	Exchange equalization fund rate + 0.60		120,850	117,200
		3M LIBOR + 0.95		181,275	175,800
		3M LIBOR + 1.25		241,700	—
Funds for equipment	KEB Hana Bank	Exchange equalization fund rate + 0.63		96,680	93,760
Funds for equipment	NongHyup Bank	Exchange equalization fund rate + 0.63		96,680	93,760
		3M LIBOR + 3.19		120,850	234,400
Finance lease liabilities	Goodmemory First L.L.C.	4.70		12,671	36,020
Funds for equipment	Standard Chartered Bank Korea Ltd.	3M LIBOR + 3.45		120,191	172,688
Syndicated loans	Development Bank of China and others	—		—	65,340

				2,118,830	1,653,101

				2,479,861	1,977,564

Less:
Current maturities				(384,124)	(465,561)
			￦	2,095,737	1,512,003

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

17.    Borrowings,  continued

[1]	As of December 31, 2016, the interest rates are as follows:

Type	Interest rate per annum as of December 31, 2016 (%)
Exchange equalization fund rate	1.33
CD (91 days)	1.52
3M LIBOR	1.00

[2]	The Group entered into interest swap contracts with KEB Hana Bank to hedge interest rate risk from the local currency loans.

(4) Details of debentures as of December 31, 2016 and 2015 are as follows:

	Maturity date	Interest rate per annum in 2016 (%)	2016		2015
			(In millions of won)
Unsecured notes in local currency:
211th	May 6, 2016	6.20	￦	—	400,000
212th	May 30, 2019	5.35		450,000	450,000
213th	Sep. 4, 2017	3.72		200,000	200,000
214-1st	Aug. 26, 2020	2.27		210,000	210,000
214-2nd	Aug. 26, 2022	2.63		140,000	140,000
215-1st	Nov. 25, 2018	2.26		70,000	70,000
215-2nd	Nov. 25, 2020	2.56		100,000	100,000
215-3rd	Nov. 25, 2022	2.75		10,000	10,000
216-1st	Feb. 19, 2018	1.74		70,000	—
216-2nd	Feb. 19, 2021	2.22		180,000	—
216-3rd	Feb. 19, 2023	2.53		80,000	—
217-1st	May 27, 2018	1.73		80,000	—
217-2nd	May 27, 2021	2.30		150,000	—

Secured notes in foreign currency
Foreign 8th1	Jun. 20, 2017	3M LIBOR + 2.85		120,850	117,200

				1,860,850	1,697,200
Less: Discounts on debentures				(4,733)	(4,117)
Current portion				(320,736)	(399,863)

			￦	1,535,381	1,293,220

[1]	The Group is provided with USD100 million of payment guarantee from Shinhan Bank as of December 31, 2016.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

17.    Borrowings,  continued

(5) Finance lease liability

Lease liabilities are effectively secured as the rights to the leased asset belong to the lessor.

Details of future minimum lease payments to the lessor as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Total minimum lease payment
No later than 1 year	￦	27,043	98,927
Between 1 and 5 years		21,400	42,704
Later than 5 years		18,725	24,075

		67,168	165,706

Discount on present value		(6,861)	(12,013)
Net minimum lease payment
No later than 1 year		26,603	96,116
Between 1 and 5 years		19,136	39,182
Later than 5 years		14,568	18,395

	￦	60,307	153,693

18.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Current
Advance receipts	￦	3,781	2,867
Unearned income		228	374
Withholdings		42,622	35,938
Deposits received		1,539	1,256
Others		2,328	4,008

		50,498	44,443
Non-current
Other long-term employee benefits		61,883	61,149

	￦	112,381	105,592

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

19.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance
	(In millions of won)
Warranty	￦	2,936	38,584	(38,523)	—	—	2,997
Sales returns		14,736	33,284	(34,703)	—	—	13,317
Legal claims		1,523	400	(1,097)	(426)	—	400
Emission allowances		6,081	21,366	(1,339)	—	—	26,108

	￦	25,276	93,634	(75,662)	(426)	—	42,822

	2015
	Beginning balance		Increase	Utilization	Reversal	Other[1]	Ending balance
	(In millions of won)
Warranty	￦	6,886	2,910	(4,346)	(2,514)	—	2,936
Sales returns		14,646	53,642	(53,552)	—	—	14,736
Legal claims		4,400	1,440	(4,370)	(30)	83	1,523
Emission allowances		—	6,081	—	—	—	6,081

	￦	25,932	64,073	(62,268)	(2,544)	83	25,276

[1]	Others include foreign exchange rate differences.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

20.    Defined Benefit Liabilities

Under the defined benefit plan, the Group pays employee benefits to retired employees in the form of a lump sum that are based on their salaries and years of service at the time of their retirement. Accordingly, the Group is exposed to a variety of actuarial assumption risks such as risk associated with expected years of service, interest risk, and market (investment) risk.

(1) Details of defined benefit liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Present value of defined benefit obligations	￦	1,195,047	1,055,340
Fair value of plan assets		(888,559)	(570,363)

	￦	306,488	484,977

(2) Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016 (%)	2015 (%)
Discount rate for defined benefit obligations[1]	3.09 ~ 4.10	2.89 ~ 4.10
Expected rate of salary increase	2.20 ~ 5.48	2.20 ~ 5.52

[1]

As of December 31, 2016, discount rate of 3.09% was applied for SK hystec Inc., which comprises 0.7% of total defined benefit obligations, and 3.40% to 4.10% was applied for the others in defined benefit obligations. As of December 31, 2015, discount rate of 2.89% was applied for SK hystec Inc., which comprises 0.7% of total defined benefit obligations, and 3.30% to 4.10% was applied for the others in defined benefit obligations.

(3) Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 12.10 and 12.39 years, respectively.

(4) Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	1,055,340	887,277
Current service cost		159,190	139,486
Past service cost		33,198	—
Interest cost		41,148	39,243
Business combinations and disposal of a subsidiary		(2,440)	576
Remeasurements:
Demographic assumption		—	(1,860)
Financial assumption		5,792	33,632
Adjustment based on experience		(53,609)	(18,561)
Benefits paid		(43,602)	(24,459)
Effect of movements in exchange rates		30	6

Ending balance	￦	1,195,047	1,055,340

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

20.    Defined Benefit Liabilities,  continued

(5) Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Beginning balance	￦	570,363	421,927
Contributions		327,640	153,566
Interest income		20,204	18,545
Benefits paid		(19,151)	(15,137)
Remeasurements		(9,166)	(8,661)
Transfer from associates		(1,331)	123

Ending balance	￦	888,559	570,363

(6) The amounts recognized in profit or loss for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Current service cost	￦	159,190	139,486	109,403
Past service cost		33,198	—	—
Net interest expense		20,944	20,698	34,029

	￦	213,332	160,184	143,432

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Cost of sales (manufacturing costs)	￦	136,744	88,415	82,922
Selling and administrative expenses		76,588	71,769	60,510

	￦	213,332	160,184	143,432

(8) Details of plan assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Deposits	￦	887,074	568,790
Other		1,485	1,573

	￦	888,559	570,363

Actual return on plan assets for the year ended December 31, 2016 amounted to ￦11,038 million (2015: ￦9,884 million and 2014: ￦1,014 million).

(9) As of December 31, 2016, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2017 is ￦306,722 million under the assumption that the Group maintains the defined benefit plan.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

20.    Defined Benefit Liabilities,  continued

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2016 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦	(127,551)	149,704
Expected rate of salary increase (if changed by 1%)		149,789	(129,905)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

(11) Information about the maturity profile of the defined benefit obligation as of December 31, 2016 is as follows:

	2016
	Less than 1 year		1 - 5 years	5 - 10 years	10 - 20 years	Total
	(In millions of won)
Benefits paid	￦	35,432	250,323	660,051	2,703,924	3,649,730

Information about the maturity profile is based on undiscounted amount of defined benefit obligation and classified to employee’s expected years of remaining services.

(12) The Group adopted defined contribution retirement pension for the employees subject to peak wage system. Contributions to defined contribution plans amounting to ￦12 million was recognized as cost of sales for the year ended December 31, 2016.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

21.    Deferred Tax Assets and Liabilities

(1) Changes in deferred income tax assets and liabilities for the years ended December 31, 2016 and 2015 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2016
	January 1, 2016		Profit or loss	Equity	Currency translation differences	Total
	(In millions of won)
Loss on valuation of inventories	￦	40,335	(23,388)	—	23	16,970
Valuation of equity-method investments		237,609	(23,641)	—	—	213,968
Accumulated depreciation		78,899	5,557	—	(1,262)	83,194
Defined benefits liabilities		92,709	(100,485)	68,171	—	60,395
Deemed investments and others		161,995	(4,547)	—	—	157,448
Available-for-sale financial assets		42,247	14	—	—	42,261
Employee benefits		24,660	3,138	—	—	27,798
Provisions		21,702	14,607	—	—	36,309
Advanced depreciation provision		(55,666)	—	—	—	(55,666)
Others		144,472	(95,648)	—	(5,096)	43,728

Deferred tax assets for temporary differences, net		788,962	(224,393)	68,171	(6,335)	626,405
Deferred tax assets not recognized		(597,648)	218,508	—	—	(379,140)
Tax credit carryforwards recognized		129,888	231,881	—	105	361,874
Tax loss carryforwards recognized		32,420	139,323	—	6,754	178,497

Deferred tax assets recognized	￦	353,622	365,319	68,171	524	787,636

	2015
	January 1, 2015		Profit or loss	Equity	Currency translation differences	Total
	(In millions of won)
Loss on valuation of inventories	￦	18,001	22,329	—	5	40,335
Valuation of equity-method investments		250,682	(17,550)	—	4,477	237,609
Accumulated depreciation		79,819	(757)	—	416	79,478
Defined benefits liabilities		89,725	2,968	—	16	92,709
Deemed investments and others		161,995	—	—	—	161,995
Available-for-sale financial assets		42,985	(738)	—	—	42,247
Employee benefits		23,801	859	—	—	24,660
Provisions		64,885	(43,183)	—	—	21,702
Advanced depreciation provision		(55,666)	—	—	—	(55,666)
Others		140,028	(5,953)	—	9,818	143,893

Deferred tax assets for temporary differences, net		816,255	(42,025)	—	14,732	788,962
Deferred tax assets not recognized		(750,313)	165,453	—	(12,788)	(597,648)
Tax credit carryforwards recognized		179,116	(49,440)	—	212	129,888
Tax loss carryforwards recognized		23,581	7,277	—	1,562	32,420

Deferred tax assets recognized	￦	268,639	81,265	—	3,718	353,622

(2) Deferred tax assets are recognized for deductible temporary differences, tax loss carryforwards and tax credit carryforwards to the extent that the realization of the related tax benefit through future taxable profits is

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

21.    Deferred Tax Assets and Liabilities,  continued

probable. As of December 31, 2016 the Group did not recognize deferred tax assets associated with deductible temporary differences amounting to ￦1,567,088 million (2015: ￦2,469,626 million). As of December 31, 2016, there were no unused tax credits carry- forwarded that were not recognized as deferred tax assets. (￦234,632 million in 2015).

22.    Derivative Financial Instruments

(1) Details of derivative financial liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Current
Interest rates swap	￦	288	—
Non-current
Interest rates swap		—	683

	￦	288	683

(2) Details of gains and losses from derivative instruments for the years ended December 31, 2016, 2015 and 2014 are follows:

	2016
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	395	—	1,077	1,525

	2015
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	25	—	1,672	2,058

	2014
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	215	980	2,955	237
Embedded derivative instruments[1]		—	171,016	—	2,691

	￦	215	171,996	2,955	2,928

[1]

The Group bifurcated convertible options and separately accounted for them as derivative instruments which were embedded in the foreign-currency convertible bond. These convertible options were measured at fair value and changes in therein were recognized in profit or loss.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

23.    Capital Stock, Capital Surplus and Other Equity

(1) Details of capital stock, capital surplus and other equity as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won, thousands of shares)
Authorized shares		9,000,000	9,000,000
Issued shares[1]		731,530	731,530
Capital stock:
Common stock	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Consideration for conversion rights		42,928	42,928
Others		475,011	475,011

		4,143,736	4,143,736
Other equity
Acquisition cost of treasury shares	￦	(771,913)	(771,913)
Number of treasury shares		22,001	22,001

[1]	As of December 31, 2016, the number of outstanding shares is 728,002 thousand shares, which differs from total issued shares due to the result of stock retirement.

(2) Changes in number of outstanding shares as of December 31, 2016 and December 31, 2015 are as follows:

	2016	2015
	(In thousands of shares)
Beginning	706,002	728,002
Acquisition of treasury shares	—	(22,000)

Ending	706,002	706,002

24.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Equity-accounted investees — share of other comprehensive income	￦	5,944	1,856
Foreign operations — foreign currency translation differences		(85,047)	(3,456)

	￦	(79,103)	(1,600)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

24.    Accumulated Other Comprehensive Loss,  continued

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income	￦	1,856	4,088	5,944
Foreign operations — foreign currency translation differences		(3,456)	(81,591)	(85,047)

	￦	(1,600)	(77,503)	(79,103)

	2015
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(4,631)	6,487	1,856
Foreign operations — foreign currency translation differences		(37,184)	33,728	(3,456)

	￦	(41,815)	40,215	(1,600)

25.    Retained Earnings and Dividends

(1) Details of retained earnings as of December 31, 2016 and 2015 are as follows:

	2016		2015
	(In millions of won)
Legal reserve[1]	￦	65,994	30,694
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		16,765,083	14,092,788

	￦	17,066,583	14,358,988

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate for each financial year, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is a reserve for technology development.

(2) Dividends of the Parent Company

(a) Details of dividends for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won and In thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	Cash Dividends
Outstanding ordinary shares		706,002	706,002	728,002
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		12%	10%	6%
Total dividends	￦	423,601	353,001	218,401

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

25.    Retained Earnings and Dividends,  continued

(b) Dividend payout ratio for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016		2015	2014
	(In millions of won)
Dividends	￦	423,601	353,001	218,401
Profit attributable to owners of the Parent Company		2,953,774	4,322,356	4,195,456
Dividend payout ratio		14.34%	8.17%	5.21%

(c) Dividend yield ratio for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016		2015	2014
	(In won)
Dividends per share	￦	600	500	300
Closing stock price		44,700	30,750	47,750
Dividend yield ratio		1.34%	1.63%	0.63%

26.    Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Selling and administrative expenses:
Salaries	￦	348,571	385,281	351,318
Defined benefit plan related		30,135	25,499	22,801
Employee benefits		86,721	81,606	60,277
Commission		230,903	212,129	211,111
Depreciation		82,461	89,879	58,608
Amortization		282,392	239,227	169,844
Freight and custody charge		31,821	41,999	37,453
Legal cost		9,286	7,722	7,210
Rental		14,571	18,698	11,521
Taxes and dues		18,160	18,436	15,145
Training		19,503	20,314	17,810
Advertising		47,055	43,411	26,393
Utility		14,204	13,595	5,673
Supplies		56,067	51,630	42,737
Repair		6,185	9,629	9,994
Travel and transportation		10,459	12,854	13,102
Sales promotion cost		42,170	46,169	31,018
Product warranties		38,584	396	10,861
Other		20,131	7,747	41,969

		1,389,379	1,326,221	1,144,845

Research and development:
Expenditure on research and development		2,096,733	1,969,588	1,590,817
Development cost capitalized		(352,022)	(349,264)	(181,287)

		1,744,711	1,620,324	1,409,530

	￦	3,134,090	2,946,545	2,554,375

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

27.    Expenses by Nature

Nature of expenses for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016		2015[2]	2014[2]
	(In millions of won)
Changes in finished goods and work-in-process	￦	(60,415)	(290,904)	(216,403)
Raw materials and consumables		3,386,007	3,503,378	2,733,745
Employee benefit		2,333,622	2,562,340	2,413,097
Depreciation and amortization		4,396,478	3,887,900	3,413,384
Royalty		229,422	210,902	167,167
Commission		985,869	895,991	705,661
Utility		840,129	742,000	699,103
Repair		605,682	614,342	748,658
Outsourcing		785,755	982,457	1,018,057
Other		418,680	353,492	333,631

Total[1]	￦	13,921,229	13,461,898	12,016,100

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

[2]	Expenses for the years ended December 31, 2015 and 2014 were reclassified to conform with the classification for the year ended December 31, 2016.

28.    Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Finance income:
Interest income	￦	34,174	40,715	52,122
Dividend income		18	1,265	1,233
Gain on disposal of available-for-sale financial assets		—	—	10,054
Gain on disposal of financial assets at fair value through profit or loss		15,348	33,814	28,493
Foreign exchange differences		762,747	766,981	576,577
Gain from derivative instruments		1,472	1,697	3,170
Gain on valuation of financial assets at fair value through profit or loss		1,133	2,280	6,921

		814,892	846,752	678,570

Finance expenses:
Interest expenses		120,122	118,505	170,363
Loss on disposal of available-for-sale financial assets		—	—	3,500
Foreign exchange differences		724,681	709,350	448,060
Loss on redemption of debentures		—	—	2,924
Loss from derivative instruments		1,525	2,058	174,924

		846,328	829,913	799,771

Net finance income (expense)	￦	(31,436)	16,839	(121,201)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

29.    Other Income and Expenses

Other income for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	13,167	16,554	5,611
Insurance compensation[1]		—	—	587,429
Other		39,204	23,925	25,644

	￦	52,371	40,479	618,684

Other expenses for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	6,566	19,540	11,522
Loss on disposal of intangible assets		5,218	5,493	9,522
Donation		51,629	55,131	16,111
Loss on disposal of trade receivables		3,137	1,413	3,756
Loss on impairment of property, plant and equipment		3,746	22,055	25,397
Loss on impairment of intangible assets		98	1,771	529
Casualty losses[1]		—	—	123,957
Other[2]		33,585	43,536	391,630

	￦	103,979	148,939	582,424

[1]

For the year ended December 31, 2014, the Group recognized casualty losses of ￦123,957 million caused by a fire in the manufacturing facilities located in Wuxi, China, which includes impairment losses on property, plant and equipment, impairment losses on inventories, depreciation of temporarily idle property, plant and equipment and others. In 2014, the Group and insurance companies reached an agreement about the insurance compensation amounting to USD 560 million (￦587,429 million equivalent), which was recognized as other income.

[2]	For the year ended December 31, 2014, expenses related to settlement of trade secret lawsuit alleged by Toshiba Corporation amounting to USD 278 million (￦306,161 million equivalent) are included.

30.    Income Tax Expense

(1) Income tax expense for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	543,594	1,026,791	922,228
Adjustments in respect of prior years		77,696	—	(551)

		621,290	1,026,791	921,677

Deferred tax:
Origination and reversal of temporary differences		(365,319)	(81,265)	(69,176)

Income tax expense	￦	255,971	945,526	852,501

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

30.    Income Tax Expense,  continued

(2) The relationship between income tax expense and accounting profit for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Profit before tax	￦	3,216,454	5,269,121	5,047,670
Tax calculated at domestic tax rates applicable to profits in the respective countries		777,920	1,266,293	1,181,621
Tax effects of:
Tax-exempt income		(2,669)	(24)	(13)
Non-deductible expenses		3,981	6,614	71,531
Tax credit		(101,843)	(104,425)	(148,052)
Changes in unrecognized deferred tax assets		(453,140)	(252,088)	(260,437)
Adjustments for prior years’ tax liabilities due to changes in estimates		77,696	—	—
Others		(45,974)	29,156	7,851

Income tax expense	￦	255,971	945,526	852,501

(3) The income taxes recorded directly in equity for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Recognized in other comprehensive income: Gains on valuation of available-for-sale financial assets	￦	68,171	—	—

31.    Earnings Per Share

(1) Basic earnings per share for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders	￦	2,953,774	4,322,356	4,195,456
Weighted average number of outstanding ordinary shares[1]		706,001,795	720,143,294	718,197,377
Basic earnings per share (in Won)		4,184	6,002	5,842

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2016	2015	2014
	(In shares)
Outstanding ordinary shares	728,002,365	728,002,365	710,200,891
Exercise of conversion rights	—	—	7,051,443
Issue of ordinary shares related to the acquisition of a subsidiary	—	—	945,393
Acquisition of treasury shares	(22,000,570)	(7,859,071)	(350)

Weighted average number of outstanding ordinary shares	706,001,795	720,143,294	718,197,377

(2) There is no potential ordinary shares with dilutive effect during the years ended December 31, 2016, 2015 and 2014. Accordingly, diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 are the same as basic earnings per share.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

32.    Transactions with Related Parties

(1) Details of joint venture and other related parties as of December 31, 2016 are as follows:

Type	Name of related parties
Associates	Stratio, Inc., Gemini Partners Pte. Ltd. TCL Fund
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

(2) Significant transactions for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	1,171	568,526	17,678	20,726
Other related parties	SK Telecom Co., Ltd.[1]		375	81,125	12,181	—
	SK Holdings Co., Ltd.[2]		907	133,441	146,823	—
	ESSENCORE Limited		571,639	—	—	—
	SK Engineering & Construction Co., Ltd.		2,512	21,838	659,312	—
	SK Energy Co., Ltd.		4,683	47,768	—	—
	SK Networks Co., Ltd.		—	4,747	—	—
	SK Materials Co., Ltd.		—	43,213	—	—
	SKC Solmics Co., Ltd.		—	34,433	432	—
	Chungcheong energy service Co., Ltd.		10	16,460	—	—
	HAPPYNARAE Co., Ltd.		30	173,948	13,595	—
	Others		432	125,662	17,528	—

		￦	581,759	1,251,161	867,549	20,726

[1]	Operating expense and others include dividend payments of ￦73,050 million.

[2]

The Group entered into a contract with SK Holdings Co., Ltd. under which the Group pays royalty for the use of SK brand in proportion to sales amount. For the year ended December 31, 2016, royalty paid for the use of the SK brand amounted to ￦37,887 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

32.    Transactions with Related Parties,  continued

	2015
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	1,364	675,112	—	15,780
Other related parties	SK Telecom Co., Ltd.[1]		2,384	52,944	3,984	—
	SK Holdings Co., Ltd.[2,3]		199	81,997	76,398	—
	ESSENCORE Limited		147,992	—	—	—
	SK Engineering & Construction Co., Ltd.		1,923	1,378	1,084,554	—
	SK Energy Co., Ltd.		5,245	44,893	—	—
	SK Networks Co., Ltd.		—	3,627	—	—
	Ko-one energy service Co., Ltd.		—	2,685	7	—
	SKC Solmics Co., Ltd.		—	36,055	269	—
	Chungcheong energy service Co., Ltd.		—	24,292	—	—
	HAPPYNARAE Co., Ltd.		3,176	83,258	21,448	—
	Others		493	63,845	14,516	—

		￦	162,776	1,070,086	1,201,176	15,780

[1]	Operating expense and others include dividend payments of ￦43,830 million.

[2]

The Group entered into a contract with SK Holdings Co., Ltd. under which the Group pays royalty for the use of SK brand in proportion to sales amount. For the year ended December 31, 2015, royalty paid for the use of the SK brand amounted to ￦34,597 million.

[3]	Meanwhile, on August 1, 2015, SK C&C Co., Ltd. merged with SK Holdings Co., Ltd. and changed its name to SK Holdings Co., Ltd.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

32.    Transactions with Related Parties,  continued

	2014
	Company	Operating revenue and others		Operating expense and others	Dividend Income	Asset acquisition
		(In millions of won)
Associate	Siliconfile Technologies Inc. [1]	￦	25,109	411	236	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		1,734	612,890	15,664	—
Other related parties	SK Telecom Co., Ltd.		3,391	7,493	—	2,685
	SK Holdings Co., Ltd. [2]		—	33,273	—	—
	SK C&C Co., Ltd. [3]		70	5,879	—	12,225
	SK Engineering & Construction Co., Ltd.		481	44,928	—	959,985
	SK Energy Co., Ltd.		5,121	44,664	—	—
	SK Networks Co., Ltd.		—	2,777	—	2,772
	Ko-one energy service Co., Ltd.		—	3,074	—	—
	SKC Solmics Co., Ltd.		—	28,023	—	718
	Chungcheong energy service Co., Ltd.		—	27,496	—	—
	HAPPYNARAE Co., Ltd.		53	63,398	—	10,187
	Others		427	19,837	—	1,548

		￦	36,386	894,143	15,900	990,120

[1]	Siliconfile Technologies Inc. became a subsidiary through the Parent Company’s additional acquisition of the remaining interest on April 22, 2014.

[2]

The Group entered into a contract with SK Holdings Co., Ltd. under which the Group pays royalty for the use of SK brand in proportion to sales amount. For the year ended December 31, 2014, royalty paid for the use of the SK brand amounted to ￦28,780 million.

[3]	SK C&C Co., Ltd. was excluded from related party after April 2014 due to change in CEO.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

32.    Transactions with Related Parties,  continued

(3) The balances of significant transactions as of December 31, 2016 and December 31,2015 are as follows:

	2016
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	—	99,328
Other related parties	SK Telecom Co., Ltd.		92	4,281
	SK Holdings Co., Ltd.		6,343	98,396
	ESSENCORE Limited		72,507	—
	SK Engineering & Construction Co., Ltd.		2,016	530,940
	SK Energy Co., Ltd.		417	6,544
	SK Materials Co., Ltd.		—	9,205
	SK Networks Co., Ltd.		—	1,143
	SKC Solmics Co., Ltd.		—	10,067
	Chungcheong energy service Co., Ltd.		—	1,804
	HAPPYNARAE Co., Ltd.		3	23,046
	Others		5	45,656

		￦	81,383	830,410

	2015
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.[1]	￦	15,628	108,519
Other related parties	SK Telecom Co., Ltd.		155	2,797
	SK Holdings Co., Ltd.		103	98,798
	ESSENCORE Limited		142	—
	SK Engineering & Construction Co., Ltd.		1,049	236,875
	SK Energy Co., Ltd.		474	5,962
	SK Networks Co., Ltd.		—	954
	SKC Solmics Co., Ltd.		—	9,544
	Chungcheong energy service Co., Ltd.		—	1,425
	HAPPYNARAE Co., Ltd.		275	24,148
	Others		102	29,339

		￦	17,928	518,361

[1]	The Parent Company repaid remaining balance of borrowings from HITECH Semiconductor (Wuxi) Co., Ltd. in the amount of ￦22,552 million for the year ended December 31, 2015.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

32.    Transactions with Related Parties,  continued

(4) Key management compensation

Key management includes the Parent Company’s directors, members of the board of directors, chief financial officer, and internal auditors. The compensation paid to key management for employee services for the years ended December 31, 2016, 2015 and 2014 are as follows:

Details	2016		2015	2014
	(In millions of won)
Salaries	￦	68,504	60,024	65,057
Defined benefit plan related expenses		8,184	7,025	5,381
Others		21	15	18

	￦	76,709	67,064	70,456

33.    Commitments and Contingencies

(1)    Significant pending litigations and claims of the Group as of December 31, 2016 are as follows:

(a)    Lawsuit from Netlist, Inc.

Netlist, Inc. filed a lawsuit alleging infringement of multiple patents to the US District Court for the Central District of California, USA, on August 31, 2016 and to the US lnternational Trade Commission on September 1, 2016 against SK hynix, the Parent Company, and SK hynix America Inc., SK hynix memory solutions Inc., which are subsidiaries of the Parent Company. No provisions have been made as the final outcome of this matter cannot be determined or predicted given that the lawsuit is in its early stage and the amount of lawsuit is not determined as of December 31, 2016.

(b)    Other patent infringement claims and litigations

In addition to the above litigations, the Group has responded to various disputes related to intellectual property rights and has recognized a liability when it is probable that an outflow of resources will arise and a loss can be reliably estimated.

(2)    Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid on a lump-sum or running basis in accordance with the respective agreements. The lump-sum royalties are expensed over the contract period using the straight-line method.

(3)    Contract for supply of industrial water

The Group has entered into a contract with Veolia Water Industrial Development Co., Ltd. (“VWID”) under which the Group purchases industrial water from VWID through March 2018. According to the contract, the Group is obligated to pay base service charges which are predetermined and additional service charges which are variable according to the amount of water used.

(4)    Post-process service contract with HITECH

The Group has entered into an agreement with HITECH to be provided with post-process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Group guarantees a certain level of margin to HITECH.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

33.    Commitments and Contingencies,  continued

(5)    Assets provided as collateral

Details of assets provided as collateral as of December 31, 2016 are as follows:

	Book value		Pledged amount	Remark
	(In millions of won)
Land	￦	44,561
Buildings		103,977	1,609,053	Borrowings for equipment and others
Machinery		1,232,762

	￦	1,381,300	1,609,053

Other than the above assets provided as collateral, the finance lease assets of the Group are pledged as collateral for the finance lease liabilities in accordance with the finance lease contracts.

(6)    Financing agreements

Details of credit lines with financial institutions as of December 31, 2016 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	KEB Hana	Import finance including usance	USD	275
	Bank and others	Export finance including bills bought	USD	350
		Comprehensive limit contract for import and export	USD	1,080
SK hynix Semiconductor (China) Ltd. (SKHYCL)	Agricultural Bank of China and others	Import finance including usance	RMB	1,300
			USD	267
SK hynix America Inc. (SKHYA) and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	315
Domestic subsidiaries	KEB Hana Bank	Export finance including bills bought	KRW	2,000
		Guarantee	KRW	1,000
		Agent contract for procurement payment	KRW	11,000

The Group has entered into trade receivables discounting agreements with several financial institutions. There were no outstanding discounted trade receivables as of December 31, 2016 (as of December 31, 2015: ￦3,076 million). The Group is obliged to redeem discounted receivables to financial institutions in case of the default of the counterparties and accordingly, accounted for the above transactions as collateralized borrowings.

(7)    Details of guarantees provided to others as of December 31, 2016 are as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 8	Guarantees for employees’ borrowings relating to employee stock ownership

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2015 and 2014

33.    Commitments and Contingencies,  continued

(8)    Capital commitments

As of December 31, 2016, the Group has ￦293,730 million (as of December 31, 2015: ￦300,041 million) of commitments in relation to the capital expenditures on property, plant and equipment.

34.    Cash Generated from Operating Activities

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Profit for the year		￦2,960,483	4,323,595	4,195,169
Adjustment
Income tax expense		255,971	945,526	852,501
Defined benefit plan related expenses		213,332	160,184	143,432
Depreciation of property, plant and equipment and investment property		4,133,886	3,695,158	3,269,705
Amortization		322,569	258,078	174,275
Loss on impairment of property, plant and equipment		3,746	22,055	—
Loss on foreign currency translation		116,500	143,768	116,726
Interest expense		120,122	118,505	170,363
Gain on foreign currency translation		(106,840)	(58,658)	(79,678)
Interest income		(34,174)	(40,715)	(52,122)
Loss on derivative instruments, net		53	361	171,754
Gain on equity method investments, net		(22,752)	(24,642)	(12,506)
Others, net		(17,069)	(18,231)	13,072
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(470,792)	1,260,172	(1,628,665)
Decrease (increase) in loans and other receivables		62,758	724,149	(753,278)
Increase in inventories		(110,769)	(414,830)	(314,547)
Increase in other assets		(55,760)	(177,316)	(10,210)
Increase (decrease) in trade payables		(208,439)	(156,074)	69,290
Decrease in other payables		(23,558)	(60,252)	(105,971)
Increase (decrease) in other non-trade payables		(328,871)	(147,392)	498,152
Increase (decrease) in provisions		17,521	(6,889)	(26,793)
Increase (decrease) in other liabilities		5,018	(29,327)	51,598
Payment of defined benefit liabilities		(18,514)	(6,392)	(34,144)
Contribution to plan assets		(327,640)	(153,566)	(402,894)

Cash generated from operating activities	￦	6,486,781	10,357,267	6,305,229

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015	2014
	(In millions of won)
Other payables related to acquisition of property, plant and equipment	￦	224,412	—	588,435
Issue of ordinary shares related to the acquisition of a subsidiary		—	—	54,070
Exercise of conversion rights		—	—	772,590

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Sung Hyung Lee
Name:	Sung Hyung Lee
Title:	Senior Vice President
Financial Strategy & Management

Date: April 27, 2017